Form 20-F
period 1997-12-31
TRINITY BIOTECH PLC
filed 1998-10-09
CIK 888721

                                   FORM  20-F

                                   (MARK ONE)

            REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

         [X] ANNUAL REPORT  PURSUANT TO SECTION 13 OR 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                 FOR THE FISCAL YEAR ENDED:  DECEMBER 31, 1997

                 COMMISSION FILE NUMBER:     0-22320



                              TRINITY BIOTECH PLC
          .................................................................
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    IRELAND
          .................................................................
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                 IDA BUSINESS PARK, BRAY, CO. WICKLOW, IRELAND
          .................................................................
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12 (B) OF THE ACT:

                                      NONE
          ..................................................................
                                (TITLE OF CLASS)
                   NAME OF EACH EXCHANGE ON WHICH REGISTERED:

                                      NONE
         ..................................................................
                                (TITLE OF CLASS)
SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12 (G) OF THE ACT:

                           AMERICAN DEPOSITORY SHARES
          (REPRESENTING 'A' ORDINARY SHARES, PAR VALUE 1 IRISH PENNY)
         ..................................................................
                             (TITLE OF EACH CLASS)
SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15 (D) OF THE ACT:

                                      NONE
         ..................................................................
                             (TITLE OF EACH CLASS)

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL
REPORT: 22,191,771 CLASS 'A' ORDINARY SHARES AND 700,000 CLASS 'B' ORDINARY SHARES.

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.
YES..............X.........        NO...............................
INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW:

ITEM 17....................        ITEM 18..........X...............

ITEM 1

                                    BUSINESS

Trinity Biotech plc ("Trinity" or the "Company") develops, manufactures and markets rapid diagnostic test kits used for the clinical laboratory, point-of-care ("POC"), and self-testing ("OTC") segments of the diagnostic market. The Company's rapid tests provide fast and accurate results designed for home (OTC) and doctor's office (POC) use. In addition, the Company manufactures and markets a range of diagnostic test kits used in clinical laboratories to detect infectious diseases and autoimmune disorders. The Company markets over 90 different diagnostic tests in 65 countries.

Trinity was incorporated as a public limited company (plc) registered in Ireland in 1992. The Company commenced operations in 1992 and in October 1992, completed an initial public offering of its securities in the United States. The Company has expanded its product base through internal development and acquisitions in the areas of pregnancy, infectious disease and autoimmune products. Trinity now markets these products in the United States and in 65 countries worldwide through a network of national and international distributors. In the 4th quarter of 1997, the Company purchased a new manufacturing facility in Bray, Ireland and has transferred its Irish operations to this new facility. In addition, since the acquisition of Clark Laboratories Inc. in the 1st quarter of 1997 (see "Acquisition of Clark Laboratories"), Trinity now has a manufacturing site in the U.S. Trinity acquired Centocor UK Holdings Limited ("Centocor"), in June 1997 and during the 1st quarter of 1998, Trinity transferred the operations of Centocor to the Company's new facility in Ireland.

ACQUISITION OF CENTOCOR UK HOLDINGS LIMITED
In June 1997, Trinity purchased all the outstanding share capital of Centocor UK Holdings Limited, a company based in Guildford in the U.K. Centocor was a 100% subsidiary of Centocor, Inc., a U.S. biotechnology company. Centocor develops, manufactures and markets infectious disease and auto-immune diagnostic tests in micro titre enzyme linked immunoassay ("EIA") plate format. The company operated out of a 17,000 square foot FDA and ISO 9001 approved facility in Guildford, however, in quarter 1 of 1998, the entire operation was transferred to Trinity's new manufacturing facility in Bray, Ireland. As a result of this integration, the Company has closed the facility in the U.K. Certain of the Centocor's tests are FDA approved including tests for Toxoplasmosis, Rubella, Syphillis and Herpes Simplex Virus 2. The tests are marketed in the United States, Europe, and Central and South America. Trinity paid $5.5 million for the business in the form of cash and loan notes.

ACQUISITION OF CLARK LABORATORIES
In February 1997 Trinity acquired all the outstanding share capital of Clark Laboratories Inc., ("Clark"), based in Jamestown, New York. After the acquisition the name of the Company was changed to Trinity Biotech (USA), ("Trinity USA"). Trinity USA manufactures and markets a range of enzyme linked immunoassays (EIAs), microtitre plates for the detection of infectious diseases and autoimmune disorders. Trinity USA sells most of its products to Wampole Laboratories, a division of Carter Wallace, Inc. ("Carter Wallace") for which it has a 5 year exclusive supply agreement entered into in December 1994, for all Trinity USA's FDA approved test kits (approximately 45 kits). Since the acquisition Trinity has consolidated its existing U.S. pregnancy marketing activities into Trinity USA's facilities in Jamestown, New York.

ACQUISITION OF DDI
In October 1994 completed a merger with Disease Detection Intl, Inc ("DDI"). DDI was renamed Trinity Biotech, Inc ("TBI"). As a result of the merger, Trinity obtained marketing and manufacturing rights held by DDI for Trinity's products in the United States, Canada and South America.

ACQUISITION OF FHC
As a result of the DDI merger, Trinity obtained a 50% interest in FHC Corporation ("FHC"). FHC supplies Warner-Lambert Company ("Warner Lambert") with its ept(TM) over-the-counter home pregnancy test, which is reportedly the market leader in the United States. On December 30, 1994 Trinity Biotech Inc. acquired the remaining 50% of the share capital of FHC.

PRINCIPAL MARKETS

The primary market for Trinity's tests is the U.S. During fiscal 1997 the Company sold 71% (IRL.8,453,697) (1996 IRL.3,566,194 or 84%) of product in the
U.S. Sales to non U.S. (principally European and Asian) countries represented 29% (IRL.3,382,736) during fiscal 1997 and 16% (IRL.661,003) during fiscal 1996.

PRINCIPAL PRODUCTS

General
Trinity's main focus is the development, manufacture and marketing of easy-to-use, rapid, disposable diagnostic tests for worldwide markets in addition to the development of laboratory based tests. The Company has acquired and developed proprietary procedures, which extend the technology developed for the detection of infectious diseases in blood samples for use with saliva samples.

The Company's products are based on three diagnostic technologies. Two of these technologies are rapid test technologies, the Uni-Gold immuno-chromatographic assay and the SeroCard/SalivaCard enzyme-linked immunoabsorbant assay. The third technology is a laboratory based enzyme-linked immunoabsorbant assay ("EIA"). During 1997, Trinity developed 12
tests using the above technologies.   In addition , through the acquisiton of
Trinity USA and Centocor, the Company has added a further 68 EIA tests to the product range.

All of Trinity's products are immunoassays. Immunoassays are medical diagnostic procedures based upon the interaction of "antigens" and "antibodies". In general, antigens are foreign substances (including certain drug complexes, infectious bacteria, or viruses) which stimulate production of antibodies by the immune system for the purpose of protecting the body from the foreign substance. Each type of antibody has a unique molecular structure which enables it to bind with a specific antigen to form an antigen-antibody complex. Immunodiagnostic testing makes use of the known characteristics of antigen-antibody binding to determine the concentration of a particular substance in the body by means of testing blood samples, urine or other body fluids.


Uni-Gold
Trinity's Uni-Gold one step assays detect antibodies to various infectious diseases and conditions in serum and plasma or whole blood based on the principle of an immuno-chromatographic assay. In an immuno-chromatographic assay, the sample travels up a membrane strip activating reagents in the process and, where the sample is positive, allowing a colour forming reaction visible by eye. Each test device (card) contains a plastic backed membrane strip and absorber pads in a disposable plastic housing. The housing has two openings: the smaller forms the sample application well and the larger contains the test and control region. Trinity currently markets four products based on this technology, Uni-Gold HIV, Uni-Gold Hepatitis B, Uni-Gold hCG (pregnancy) and Uni-Gold H. pylori. In addition, Trinity sells a modified form of the , Uni-Gold hCG test to Warner-Lambert for distribution of to retail over-the-counter markets in the United States intended for home use and to health care professionals who advise consumers. In December 1996, Trinity filed a pre-market application ("PMA") with the U.S. Food and Drug Administration ("FDA") for approval to sell its Uni-Gold HIV test in the United States for use in the POC segment of the market. The FDA has acknowledged receipt of the application and has made initial comments which are currently being addressed by the Company. Trinity's Uni-Gold hCG has already received a 510(k) approval from the FDA and is currently being marketed in the U.S. in clinics and doctors offices under the Uni-Gold(TM) brand and in pharmacies under Warner-Lambert's ept(TM) brand. The Company is currently compiling an FDA submission for its Uni-Gold H. pylori test which it expects to file in the 3rd quarter of 1998. There are no assurances that the Company will get approval from the FDA to market this test in the United States. The Company has decided not to file for approval to sell its Uni-Gold Hepatitis B test in the United States at this time, however the test is approved for sale in 5 other countries outside of the United States.

EIA Tests
Enzyme-linked Immunoassay (EIA) tests are sold to the traditional clinical laboratory market. During 1997, Trinity developed 11 tests on this format.
The tests are based on a plate of 96 test wells and are used for high volume testing. Each well is an individual patient test and the tests are generally run in a laboratory as a batch. Each well is coated with an antibody or antigen depending on the analyte being tested for. When the test is run, the first step is to add the sample and a reaction binds the antibody and antigen to the well wall. After the removal of interfering substances through washing, a colour forming reagent is added and the result read on an instrument with the amount of colour corresponding to the concentration of analyte in the original sample. Trinity is currently selling 84 different EIA tests. Of the total of 84 different tests, 52 were added on the acquisition of Trinity USA and 16 were added on the acquisiton of Centocor UK. The tests which were purchased as part of the Trinity USA acquisition covered the infectious disease and autoimmune areas of the market. Of these two areas, the infectious disease area is the largest, accounting for 90% of Trinity USA's sales in 1997. Of the products currently being manufactured by Trinity USA, 51 are FDA approved. The acquisition of Centocor UK added 16 products to Trinity's portfolio, the main
product being a test for Syphilis.   All of Centocor's tests are FDA approved.

SeroCard/SalivaCard HIV
These products are blood and saliva based card tests using blood, serum or saliva obtained by pricking a finger with a needle, or collecting saliva by means of a patented saliva collection device. The cards can detect HIV-1 or HIV-2 antibodies utilizing synthetic peptides. They are easy-to-use, seven minute (rapid) tests and are packaged in the form of test kits consisting of the card and vials containing reagents which are applied to the card. Successful clinical trials were completed during 1994 and 1995 and distributors have been appointed in over 40 countries for SeroCard and 25 countries for SalivaCard. Approvals to sell this product have been received to date in Ireland, the United Kingdom, Greece, Estonia, Ukraine, Portugal, Russia, Finland, Thailand, China, The United Arab Emirates, Pakistan, Nepal, India, Guatemala, Venezuela, Mexico, South Africa, Ivory Coast, Uganda, Kenya and Nigeria. In 1997 Trinity received revenues of approximately $1.2 million on these tests from sales made in Thailand, Mexico, Paraguay, Pakistan, U.A.E., Guatemala, Venezuela, Nigeria and Germany. Evaluation results on the Company's SeroCard HIV test indicates that the test has a sensitivity of 99.9% and a specificity of 99.6% when compared to conventional laboratory tests and on SalivaCard indicate that the test has a sensitivity of 99.6% and a specificity of 98.3% when compared to conventional laboratory tests.

MAJOR AGREEMENTS

Supply Agreement for Over-the-Counter Pregnancy Tests

In February 1993 FHC and ABI, the manufacturer of its one step pregnancy tests, entered into a Supply and Development Agreement dated February 26, 1993 (the "Supply Agreement") with Warner-Lambert. The Supply Agreement grants exclusive rights to Warner-Lambert for distribution of a modified form of the in-stream one-step pregnancy test to retail over-the-counter markets in the United States intended for home use and to health care professionals who advise consumers.

Warner-Lambert has advised Trinity the one-step pregnancy test product is being marketed under Warner-Lambert's e.p.t. trademark, which is reportedly the largest selling home pregnancy test in the United States. Under the Supply Agreement, Warner-Lambert is committed to source its United States requirement for this product from Trinity for the term of the agreement. The initial term of the Supply Agreement was two years following first shipment of product in September 1993. In September 1995 the contract was renewed for a further three years and, in September 1997, the Company negotiated a further three year extension through to September 2001. In the event Trinity and ABI are unable to supply products to Warner-Lambert, Warner-Lambert has retained the right to access ABI's proprietary manufacturing know-how and to seek an alternative manufacturer or manufacture those products itself until such time as Trinity or ABI is able to resume the supply of products.

A portion of sales to Warner-Lambert under the Supply Agreement, ranging from $.26 to $.28 per test (depending on annual unit volumes) was required to be deposited into an escrow account until the escrow account totalled $2.5
million, exclusive of interest income, which occurred in May 1995.   Negotiated
terms of the Supply Agreement require interest on escrowed funds for the first three years to be paid to Warner-Lambert and thereafter interest is to be shared in equal thirds by Warner-Lambert, Trinity and ABI. Escrowed funds may be applied to reimburse Warner-Lambert as to any losses for which Trinity or ABI are responsible under the Supply Agreement. If there are no claims for a period of three years, escrowed funds are to be released at the rate of $1 million after the end of such period and $500,000 per year thereafter, of which 50% will be paid to Trinity and 50% to ABI. This three year period ended in September 1996. If there is a claim and funds are dispersed from the escrow account, it is to be reimbursed at a rate of $0.20 per test. Trinity has received no claims against the escrow account. Trinity recognised $711,000 as revenue in 1997.

ABI and Trinity have each represented in the Supply Agreement, among other things, that products supplied to Warner-Lambert are produced in accordance with applicable laws and regulations, are merchantable and fit for their intended purpose, meet written specifications of Warner Lambert, and do not infringe upon the proprietary rights of third parties. Trinity and ABI have also agreed to indemnify Warner-Lambert against any claims asserted by regulatory authorities or other third parties arising from the manufacture and sale of products supplied to Warner-Lambert under the Supply Agreement. The obligation to reimburse Warner-Lambert for any such indemnification obligation or for any other losses of Warner-Lambert arising from breach of representations, warranties and agreements of ABI and Trinity under the Supply Agreement are reimbursable to Warner-Lambert from the escrow deposits described above.

Currently, ABI manufactures and ships its one-step pregnancy tests covered by the Supply Agreement directly to Warner-Lambert. ABI invoices Trinity for those tests at an agreed price, and Trinity concurrently invoices
Warner-Lambert at a price per test stipulated by the Supply Agreement.

Supply Agreement between Trinity USA  and Carter Wallace

Trinity USA entered into a five year supply agreement with the Wampole division of Carter Wallace on December 18th, 1995. Under the terms of the agreement, Carter Wallace has exclusive rights to Trinity USA's products in the United States and Puerto Rico. Trinity USA and Trinity may market certain Trinity USA products in the U.S. and Puerto Rico which Carter Wallace has chosen not to market in those territories. In addition, Trinity and Trinity USA may market all of Trinity USA's products in all territories outside of the U.S. and Puerto Rico. As part of the agreement, Carter Wallace undertook to pay Trinity USA an amount of $2,000,000 for the rights to the Trinity USA products in the territories of the U.S. and Puerto Rico. Of the total amount, $1,000,000 was paid 2 days after the signing of the agreement and the remaining $1,000,000 was to be paid $500,000 12 months after the initial payment and $500,000 24 months after the initial payment. At the date of the acquisition of Trinity USA by Trinity $1,500,000 of the $2,000,000 had been paid. The remaining $500,000 was paid on December 18th, 1997.

SALES AND MARKETING
Trinity's primary goal is to acquire, develop, manufacture and market novel tests which feature simplified procedures, immediate answers, reduced total cost, unequivocal interpretation and non-hazardous waste. The Company also develops tests for use in the clinical laboratory.

Trinity's primary markets are the infectious disease, autoimmune and fertility test market.

Trinity has a large portfolio of laboratory based EIA tests which it markets through private label agreements and national distributors. The tests are used primarily in laboratories on open automated diagnostic systems.

The need for rapid testing in the well equipped routine laboratory is small, being largely confined to emergency situations or to a low volume need for the particular test. However, an important virtue of most rapid tests is the limited need for laboratory equipment, thus shifting the market emphasis to non-laboratory sites (doctor's office, dentist's office, emergency rooms, correctional institutions, immigration authorities) or poorly equipped laboratories (developing countries and field clinics).

Trinity's marketing strategy is to a) further develop its existing distributor network; and b) private label market its products under the label of a multinational partner that has the requisite distribution network and financial resources.

Uni-Gold Product Line
The primary marketing focus for Trinity's Uni-Gold range has been to seek private label opportunities for the individual tests within the range. Trinity currently sells a modified form of the Uni-Gold hCG test to Warner Lambert under an exclusive supply agreement, (see "Supply Agreement for Over-the-Counter Pregnancy Tests"), in the United States. At present, a substantial proportion of Trinity's revenues are derived from sales of pregnancy tests to Warner Lambert. For the year ended December 31, 1997 37% (1996 73%) of total sales were pregnancy tests to Warner Lambert. The Company is seeking other partners to distribute the Uni-Gold hCG test in territories outside of the U.S. and to distribute its range of Uni-Gold tests for infectious diseases including HIV, Hepatitis B and H. pylori. A number of potential distribution partners have been identified however no significant contract has yet been finalised.

EIA Product Line
During 1996 and 1997, Trinity developed a number of EIA tests for use in the clinical laboratory. In addition through the acquisition of Trinity USA and Centocor in 1997, Trinity acquired an additional 68 tests for both the infectious disease and auto-immune markets. The Company's marketing strategy is concentrated on private label contracts with a lesser emphasis on distribution through national distributors. Trinity USA sells 46 of their tests, on an OEM basis, to the Wampole division of Carter Wallace under an exclusive supply agreement (see "Carter Wallace Supply Agreement"). In addition Trinity USA sells its products to 14 distributors in 9 countries outside the U.S. Trinity has signed a supply agreement with Merlin Diagnostics GmbH in Germany to supply five of its gastroenteric EIA plates on an OEM basis. The tests initially covered in the agreement are Adenovirus, Rotavirus and C. Difficile with tests for Cryptosporidium and Giardia Lamblia added in 1997. Shipments under the Merlin agreement commenced in the 1st quarter of 1997.

SeroCard/SalivaCard HIV
Trinity markets these tests primarily through national distributors. The Company has also entered into a number of private label OEM agreements with multi-national strategic partners to sell these products in different territories worldwide. Shipments under one of the agreements commenced in 1995 and two other agreements commenced shipments in early 1996. In the year to December 31, 1997, product amounting to IRL.107,000 ($181,000) had been shipped under these agreements.

RESEARCH AND PRODUCTS UNDER DEVELOPMENT

Trinity is focusing a substantial effort on developing a next generation range of diagnostic products based on technologies which facilitate the development of a reagentless test. In order to meet this goal, the Company's research has focused on developing tests which reduce the number of testing steps and reagents required to be used. Trinity has developed a the Uni-Gold(TM) test format, an enabling format which can be adapted to detect the antibodies to various infectious diseases and medical conditions using serum or whole blood as the sample.

Trinity's scientists finalised the development of this simple, one-step, reagentless rapid test format in 1996 and filed a patent application in the United States for this one-step rapid test for HIV using serum as a sample. Trinity has been concentrating on using this format to develop a range of single-step tests using blood or serum for the detection of other infectious diseases and conditions. Trinity completed the development of its Uni-Gold H. pylori test during 1997 and is currently finalising the development of Uni-Gold tests for Strep A, Chlamydia and Prostate Specific Antigen ("PSA").

During 1997, Trinity's scientists completed the development of 11 laboratory based EIA tests and received FDA approval for 8 of these.

During 1997 Trinity licensed five cancer markers from Centocor Inc. Cancer markers are analytes, which detect levels of cancer indicative pathogens in the blood stream. The Company intends to use these markers to develop diagnostic tests for the monitoring of prostate, breast, ovarian and gastric cancers. The research projects are ongoing and are expected to continue through 1998 and into 1999.

As of December 1997, Trinity employed 36 full-time research and development professionals at its facilities in Bray, Ireland and Jamestown, New York.

For the 12 months ended December 31, 1997 the Company spent IRL.1,433,000 ($2,038,000) on research and development. This was offset to some extent by a grant receivable of IRL.187,000 ($267,000), resulting in a net charge to the profit and loss account of IRL.1,246,000 ($1,771,000). This expenditure was spent on salary costs, reagents, consultancy fees and other related costs.

MANUFACTURING AND RAW MATERIALS
The primary raw materials required for Trinity's test kits consist of antibodies, antigens or other reagents, glass fibre and packaging materials. The reagents used as raw materials have been acquired for the most part from third parties. Although Trinity is not dependent upon any one source for such raw materials, alternative sources of antibodies with the specificity and sensitivity desired by Trinity may not be available. Such unavailability could affect the quality of its products and its ability to meet orders for specific products, if such orders are obtained. Trinity's growth may be limited by its ability to obtain or develop the necessary quantity of antibodies or antigens required for specific products. Thus, Trinity's strategy is, whenever possible, to establish alternative sources of supply of antibodies.


COMPETITION

The diagnostic industry is very competitive. There are many companies, both public and private, engaged in diagnostics-related research and development, including a number of well-known pharmaceutical and chemical companies. Competition is based primarily on product reliability, customer service and price. Some of these companies have substantially greater capital resources and have marketing and business organisations of substantially greater size than Trinity. Many companies have been working on immunodiagnostic reagents and products, including some products believed to be similar to those currently marketed or under development by the Company, for a longer period of time than has the Company. The Company believes that its primary competitors in the diagnostics market include Abbott laboratories, Boehringer Mannheim, Sanofi Diagnostics Pasteur, Inc, Ortho Diagnostics, Inc, Selfcare, Inc, Incstar, Inc,
Meridian, Inc, Murex Diagnostics, Inc. and Gull Laboratories Inc.   The Company
expects competition within the industry to intensify.

Trinity supplies Warner-Lambert with its ept(TM) test. Warner-Lambert has approximately 24% of the OTC market in the United States. The main competitors in the market are Unipath, Johnson & Johnson and Carter Wallace.

PATENTS AND LICENCES

Trinity's SeroCard and SalivaCard blood and saliva-based diagnostic tests are based on DDI's patent for its "Bi-Directional Lateral Chromatography Test Device". On April 9, 1991, a patent was issued to DDI by the U.S. Patent and Trademark Office covering this device. The patent expires in 2008. This patented technology allows Trinity to concentrate and detect antibodies or antigens using a whole blood specimen in addition to serum, urine, or other fluid samples. Trinity had combined revenues for these products of IRL.1,193,000 ($1,696,000) in the year ending December 31, 1997.

In February 1993, Trinity filed a patent application with the Irish Patent Office under the title "Device for the Processing of Saliva for use in an Immunoassay". The Patent describes a saliva collection system for collecting and analysing immunoglobulins extracted from the oral cavity. This patent was granted in May, 1993. The Company filed for a second patent covering the mechanics of its Saliva Collection Device in October, 1993. Management believes that these two patents, which expire in 2010, will help protect Trinity's Saliva Card test from being copied by a competitor.

In June 1994, Trinity filed a patent application with the Patent and Trademark Office of the United States for a one-step test, which uses blood serum as the test medium.

Many of the Company's tests are not protected by specific patents however, the development of the test kits by Trinity, Centocor and Trinity USA was done using proprietary know-how, manufacturing techniques and trade secrets.

From time to time, certain companies have asserted exclusive patent, copyright and other intellectual property rights to technologies which are important to the industry in which Trinity intends to operate. In the event that any of such claims relate to its planned products, Trinity intends to evaluate such claims, and if appropriate, seek a licence to use the protected technology. There can be no assurance that Trinity would be able to obtain licences to use such technology or obtain such licences on terms which would not have a material adverse effect on Trinity. If Trinity or its suppliers are unable to licence any such protected technology that might be used in Trinity's products, Trinity could be prohibited from marketing such products. It could also incur substantial costs to redesign its products or to defend any legal action taken against it. If Trinity's products should be found to infringe protected technology, Trinity also could be required to pay damages to the infringed party.

Licence Agreement with Becton Dickinson Trinity has taken a licence to two patents held by Becton Dickinson. The terms of the agreement provided for Trinity and ABI to pay royalties on previous sales of pregnancy tests to Warner Lambert, which resulted in a charge to the profit and loss account of IRL.179,000 in 1995, and for ongoing royalties on sales at an effective rate of 2% on Warner Lambert sales. In the year to December 31, 1997 IRL.89,000 was charged to the profit and loss account in respect of these royalties.

GOVERNMENT REGULATION
The Company's manufacturing and marketing of diagnostic test kits is subject to government regulation in the United States and in other countries in which the Company's products are sought to be marketed. The process of obtaining regulatory clearance involves lengthy and detailed laboratory and clinical testing, and other costly and time consuming procedures. This regulatory process may delay marketing of new products for lengthy periods and impose costly procedures, thereby furnishing an advantage to competitors with greater resources. Through the acquisition of Trinity USA and Centocor, Trinity has added 67 other tests, which have been cleared by the FDA for sale in the U.S. after completing successful 510(k) reviews. Two of the Company's products have been submitted to the FDA for approval. Trinity's Uni-Gold(TM) HIV test has been submitted under a pre-market approval application ("PMA") and the Company's Captia EBV test has been submitted under the 510(k) review process both of which are described below. Trinity plans to submit a number of other tests under the 510(k) review process during 1998 including Uni-Gold H. pylori and EIA tests for Cryptosporidium Giardia Lamblia and Entomoeba Histolytica. There can be no assurance that regulatory clearance will be granted on a timely basis in the future, if at all. The extent of government regulation which may arise from future legislative or administrative action cannot be predicted.

In vitro monitoring products, such as those employing antibodies for the detection of autoimmune diseases in humans, are generally classified as medical devices by the FDA. For some in vitro products, the United States Food, Drug, and Cosmetic Act provides a process known as a "510(k) review" to enable the manufacturer to demonstrate that the proposed product is "substantially equivalent" to another product in commercial distribution in the United States before May 28, 1976 or which has subsequently been classified as a Class I or Class II medical device. When a 510(k) review is used, a sponsor is required to submit a Pre-Market Notification to the FDA. In the absence of a response from the FDA, the Company would not be able to proceed with sales of its in vitro product for diagnostic use unless and until it received notification from the FDA. In the event that the FDA requests additional information for the Pre-market Notification, there could be multiple cycles of submissions until clearance is obtained. The FDA has statutory authority to also require clinical studies data to support a PreMarket Notification 510(k) application.

In cases where there are no existing FDA approved products "substantially equivalent" to the new product, an approved PMA, which involves a lengthier and more burdensome process, would be required before the FDA would allow commercial distribution. No assurance can be given that any in vitro blood test the Company develops in the future will be found to have an intended use that would qualify the new test for 510(k) clearance. Accordingly, a PMA may be required for any new application of the Company's proposed in vitro blood tests.

The FDA invariably requires clinical data for a PMA and, although the FDA may grant 510(k) clearance without supporting clinical data, such data may be required if the FDA determines that technical differences from existing products suggest the need for additional evidence of safety or effectiveness of the new product. If clinical studies are necessary, the FDA may require the Company to obtain an investigational device exemption ("IDE") . An IDE normally restricts the distribution of an investigational device to a limited number of institutions, and use by a limited number of investigators, for the purpose of performing studies to be submitted to the FDA in a 510(k) Pre-Market Notification or a PMA.


The amount that can be charged for use of an investigational device in a clinical study is generally limited to recovery of costs until a 510(k) notification is cleared or PMA approval is granted by the FDA. Accordingly, no significant return can be expected during the study of investigational devices.

Although certain diagnostic products are exempt from IDE requirements, the exemption applies only to tests which do not require an invasive sampling procedure that presents significant risk, do not introduce energy (such as X-rays) into a subject, and are not used as diagnostics without a confirmatory diagnosis by a medically established diagnostic product or procedure. The Company's products would not be used as diagnostics without such a confirmatory diagnosis while an investigational device.

Medical devices may be exported before receiving IDE, 510(k) or PMA clearance under certain conditions, providing FDA approval of the proposed exportation is obtained. The receiving country must certify that the device is not in conflict with the laws of that country and that the foreign government is aware of the device's import. In addition, the FDA may require safety data similar to that required for approval of an IDE before approving the exportation of a new device. In foreign countries, the Company's distributors are generally responsible for obtaining any required government consents.

The Company is also required to register with the FDA as a device manufacturer and list its devices. As such, the Company is subject to inspection on a routine basis for compliance with the FDA's Good Manufacturing Practice ("GMP") regulations. These regulations require that the Company manufacture its products and maintain its documents in a prescribed manner with respect to manufacturing, testing and control activities. Failure to comply with applicable GMP or other regulatory requirements can result in, among other things, sanctions, fines, delays or suspensions of approvals, injunctions against further distribution, seizures or recalls of products, operating restrictions and criminal prosecutions. In addition, the Company is required to comply with various FDA requirements for labelling. Pursuant to the Medical Device Reporting Act regulations, the Company is also required to notify the FDA of any deaths or serious injuries alleged to have been associated with the use of its diagnostic test kits as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur. Finally, the FDA prohibits an approved device from being marketed for unapproved applications. Failure to comply with regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

As of December 31, 1997 Trinity had 181 employees consisting of a research director and 35 research scientists and technicians, 123 manufacturing and quality assurance, 15 finance and administration and 7 marketing staff. Trinity's future hiring levels will depend on the growth of sales revenues.

ITEM 2
FACILITIES

Trinity's executive offices and manufacturing and research and development facilities consisting of approximately 42,000 square feet are located at IDA Business Park, Bray, Co. Wicklow, the Republic of Ireland. This facility is
ISO 9001 approved and was purchased in December 1997 and has been fitted out to Trinity's exact requirements. The facilities include offices, research and development laboratories, three production laboratories, cold storage and drying rooms and warehouse space. Trinity paid IRL.1,660,000 for the facility and is currently spending a further IRL.1,200,000 fitting the facility out. The Company has taken out a mortgage to cover the cost of the facility, the term of which is 15 years. Trinity expects that the new facility will be adequate for its foreseeable future manufacturing and operational needs.

Trinity USA operates out of a 24,000 square foot FDA and ISO 9001 approved facility in Jamestown, New York. The facility was purchased by Trinity USA in 1994 and is the subject of a 5-year mortgage. The mortgage is repayable in monthly instalments of $2,292 plus interest at 8 1/2 % through January 1, 1999, when the entire principal balance remaining is due.

Trinity expects that the new facility in Ireland and Trinity USA's facility in New York will be adequate for its foreseeable future manufacturing and operational needs.

Centocor UK Holdings Limited operated out of a 17,000 sq ft FDA and ISO 9001 approved facility in Guildford, United Kingdom. The operations of Centocor UK Holdings have been transferred to Trinity's new facility in Ireland and the Guildford facility has been vacated.

ITEM 3

                               LEGAL PROCEEDINGS

Dispute Regarding Ownership of Stock of Selfcare, Inc.

Trinity acquired 778,622 shares of Selfcare, Inc. ("Selfcare"), a manufacturer of diagnostic tests, (the "Selfcare Shares"), in a series of purchase transactions involving subsidiaries of Trinity from Enviromed plc ("Enviromed") in August and November 1996. Selfcare had been involved in a dispute with Enviromed with respect to a joint venture agreement entered into between Selfcare and Enviromed in March 1994. In connection with this dispute, Selfcare informed Enviromed that, due to the failure of Enviromed to perform its obligations under the Joint Venture Agreement, it disputed Enviromed's ownership of the Selfcare Common Stock previously purchased for cash in a private placement and held of record by Enviromed. On July 5, 1996, Enviromed filed suit against Selfcare and the representatives of the underwriters ("IPO Representatives") of Selfcare's initial public offering (the "Initial Public Offering") alleging breach of a registration rights agreement relating to the Selfcare Common Stock held of record by Enviromed. Enviromed claimed that its rights under a registration rights agreement were breached in connection with the Initial Public Offering and requested damages, injunctive relief and a declaratory judgement that Enviromed is the lawful owner of the shares. Selfcare filed counterclaims against Enviromed to perform their obligations under the Joint Venture Agreement. On November 15, 1996, Enviromed filed a dismissal without prejudice of its claims against the IPO Representatives.

On February 12, 1997, following the purchase of the Selfcare Shares from Enviromed, Trinity commenced a lawsuit against Selfcare in the United States District Court for the District of Massachusetts, seeking a declaratory judgement that Trinity owns the Common Stock held of record by Enviromed and damages for alleged breach of a registration rights agreement. On March 6, 1997, Selfcare filed an answer to the complaint.

As of March 6, 1998 the Company entered into a settlement agreement with Selfcare whereby the parties agreed that Trinity shall have title to 80% of the shares of Selfcare stock in dispute, amounting to 622,898 shares of Selfcare Common Stock. Replacement share certificates have been issued and the lawsuit has been dismissed with prejudice.

ITEM 4
                             PRINCIPAL SHAREHOLDERS

As of June 15, 1998, Trinity has outstanding 23,191,956 'A' Ordinary shares and
700,000 'B' Ordinary shares.   Such totals exclude shares issuable upon the
exercise of outstanding options and warrants.

The following table sets forth, as of June 15, 1998, the Trinity "A" Ordinary Shares and B Ordinary Shares beneficially held by (i) each person known by Trinity to beneficially hold 10% or more or such shares, (ii) each director and officer of Trinity, and (iii) all officers and directors as a group. Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated. The Company is not controlled by another corporation or government.


Number of                               Number of
                                       A Ordinary     Percentage     B Ordinary     Percentage     Percentage
                                           Shares    Outstanding         Shares    Outstanding          Total
                                     Beneficially     A Ordinary   Beneficially     B Ordinary         Voting
                                            Owned         Shares          Owned         Shares          Power
                                  ---------------    -----------  --------------  -------------  -------------

Ronan O'Caoimh                     1,063,333 (1)          4.6%             0              0           4.3%

Brendan Farrell                      537,499 (2)          2.3%             0              0           2.2%

Jonathan O'Connell                   543,666 (3)          2.3%             0              0           2.2%

Jim Walsh                            607,499 (4)          2.6%             0              0           2.5%

Denis R. Burger                      479,166 (5)          2.0%             0              0           1.9%

Potenza Investments, Inc                                  0 0     500,000 (6)          71.4%          4.3%
("Potenza")
Statenhof Building, Reaal 2A
23 50AA Leiderdorp, Netherlands

Officers and Directors
as a group (5 persons)        3,231,163(1)(2)(3)(4)(5)   14.0%             0              0          13.1%


*less than 1%

(1)  Includes 158,333 shares issuable upon exercise of options.

(2)  Includes 107,499 shares issuable upon exercise of options.

(3)  Includes 83,666 shares issuable upon exercise of options.

(4)  Includes 107,499 shares issuable upon exercise of options..

(5) Includes 50,000 of 100,000 owned by Sovereign Ventures, a general partnership owned 50% by Denis Burger which are included in the shares deemed owned by Dr. Burger and 88,166 shares issuable upon exercise of options.

(6)  Includes shares beneficially owned by SRL (350,000 'B'), Brindisi
     Investments Inc. (150,000 'B').   SRL has advised Trinity that Potenza
     owns a majority of SRL's common stock. These 'B' shares have two votes per share.

                                DIVIDEND POLICY

Since its organisation Trinity has not declared or paid dividends on its 'A' Ordinary Shares. Trinity anticipates, for the foreseeable future, that it will retain any future earnings in order to fund the business operations of the Company. The Company does not, therefore, anticipate paying any cash or share dividends on its 'A' Ordinary Shares in the foreseeable future.

Any cash dividends or other distributions, if made, are expected to be made in Irish pounds, although the Articles of Association provide that dividends may be declared and paid in U.S. Dollars.

ITEM 5
MARKET INFORMATION

Trinity's Class B Warrants and American Depository Receipts ("ADRs") are listed on the Nasdaq Stock Market Small Cap Market under the symbols "TRIZF" and "TRIBY", respectively. The Company's Class A Warrant (symbol "TRIWF"), expired on October 21, 1997. Each ADR represents one 'A' Ordinary Share of the Company. The Company's shares ADRs and Warrant do not trade on any other stock exchange or trading market. The Company's depository bank for the ADRs is The Bank of New York. On June 15, 1998, the reported closing sale price of the ADRs was $2 9/16 per ADR. The following tables sets forth the range of quoted high and low sale prices of Trinity's ADRs, Class A Warrants and Class B Warrants for the quarters ended March 31, June 30, September 30 and December 31, 1996. March 31, June 30, September 30 and December 31, 1997, the quarter ended March 31, and the period April 1 through June 15, 1998 as reported on NASDAQ. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.



                                                                   CLASS A             CLASS B
                                                 ADRs              Warrants            Warrants
Period                                      High      Low       High       Low        High      Low
                                          -------    ------    -------    -------    ------    ------
1996
Quarter ended March 31                    $4 1/8     $2 5/8    $2 1/4     $1 1/4     $1 9/16   $1 3/16

Quarter ended June 30                     $6 15/16   $3 3/ 8   $6 1/2     $1 1/4     $3 1/8    $ 3/4

Quarter ended September 30                $4 7/8     $3 1/8    $4         $1 3/4     $2 5/8    $1 1/4

Quarter ended December 31                 $3 3/4     $2 3/16   $2 3/4     $1 1/16    $1 7/16   $1 3/16

1997
Quarter ended March 31                    $3 5/16    $2 7/16   $1 7/8     $1 1/16    $1 1/4    $ 7/8

Quarter Ended June 30                     $3 1/32    $1 1/4    $ 7/8      $ 1/8      $ 3/4     $ 1/2

Quarter ended September 30                $3         $2 1/4    $ 5/16     $ 1/8      $1        $ 1/2


Quarter ended December 31                 $2 29/32   $1 5/8   *$ 5/16    *$ 1/16     $ 9/8     $ 5/16

1998
Quarter ended March 31                    $2 9/16    $1 3/16                         $ 5/8     $ 9/32

Quarter commencing
April 1 through June 15, 1998             $2 9/16    $2 1/32                         $ 1/2     $ 9/32



* Includes trades through October 21, 1997.

The approximate number of record holders of Trinity's ADRs and Class B Warrants amounts to 1,445 and 15, respectively, inclusive of those brokerage firms and/or clearing houses holding Trinity's securities for their clientele (with each such brokerage house and/or clearing house being considered as one holder). Of the total ADR record holders of 1,445, 1442 are located in the US. 99.9% of the ADRs record holders are held by US record holders. Of the 23,191,956 'A' Ordinary Shares outstanding, 20,439,959 are held by US persons.

ITEM 6
                    EXCHANGE CONTROLS AND OTHER LIMITATIONS
                           AFFECTING SECURITY HOLDERS

Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of the Republic of Ireland dealing in domestic securities which includes shares or depository receipts of Irish companies such as Trinity and dividends and redemption proceeds are freely transferable to non-resident holders of such securities.

The Financial Transfers Act, 1992 was enacted in December 1992. This Act gives power to the Minister of Finance of the Republic of Ireland to make provision for the restriction of financial transfers between the Republic of Ireland and other countries. Financial transfers are broadly defined and include all transfers, which would be movements of funds within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADRs representing shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition.
Currently, orders under this Act prohibit any financial transfer to or by the order of or on behalf of residents of the Federal Republic of Yugoslavia (Serbia and Montenegro), Iraq and Libya unless permission for the transfer has been given by the Central Bank of Ireland.

Trinity does not anticipate that Irish exchange controls or orders under the Financial Transfers Act, 1992 will have a material effect on its business.

There are no limitations under the laws of Ireland or under the Memorandum and Articles of Association of the Company restricting the right of persons not resident in Ireland to hold or vote Ordinary Shares.

ITEM 7
                                    TAXATION

The following discussion is based on United States and Republic of Ireland tax law, statutes, treaties, regulations, rulings and decisions now in effect, all of which are subject to change. This summary does not discuss all aspects of Irish and United States federal income taxation that may be relevant to a particular stockholder in light of the stockholder's circumstances or to certain types of investors subject to special treatment under the tax laws (for example, financial institutions, life insurance companies, tax-exempt organisations, and non-U.S. taxpayers) and it does not discuss any tax consequences arising under the laws of taxing jurisdictions other than the Republic of Ireland and the United States federal government. This description is for general information only and is based on the Internal Revenue Code of 1986, as amended. The tax treatment of a holder of Trinity Stock may vary depending upon his particular situation. As used herein, references to the Trinity Stock include ADRs representing such Trinity Stock.

UNITED STATES FEDERAL INCOME TAXATION

Under the Income Tax Treaty currently in effect between the United States and Ireland (the "Treaty"), Trinity will not be subject to United States federal income tax (other than withholding tax imposed on U.S. source dividends and certain interest) unless it engages in a trade or business in the United States through a permanent establishment in the United States. Trinity's ownership of its U.S. subsidiaries does not, in itself, constitute a permanent establishment.

Trinity expects to be able to conduct its activities in a manner that will not result in its being considered to be engaged in a trade or business or to have a permanent establishment in the United States for U.S. federal income tax purposes. The law is unclear, however, as to what constitutes being engaged in a trade or business or a United States permanent establishment, so there can be no assurance that Trinity will not be held to be in a trade or business or to have a United States permanent establishment (in which case Trinity would generally be subject to United States federal income tax on such of its net income as is effectively connected to the permanent establishment). Trinity's U.S. subsidiaries, as United States corporations, are subject to United States taxation.

FEDERAL INCOME TAX CONSEQUENCES OF U.S. INVESTORS

Holders of ADRs will be treated as the owners of the underlying Trinity stock for United States federal income tax purposes. Distributions to ADR holders from Trinity will be treated for U.S. tax purposes as dividends to the extent of Trinity's current and accumulated earnings and profits. Distributions in excess of current and accumulated earnings and profits will be applied against and reduce a holder's basis in its ADRs. The excess, if any, of the distribution remaining after the basis has been reduced to zero will constitute capital gain.

Dividends paid by Trinity generally will not qualify for the dividends received deduction otherwise available to United States corporate shareholders.

STATE AND LOCAL TAX CONSEQUENCES TO U.S. SHAREHOLDERS

The ownership of the ADRs may result in state or local taxes to United States investors.

REPUBLIC OF IRELAND TAXATION

Trinity is a company incorporated, and resident for tax purposes, in Ireland.
A company is resident for tax purposes in Ireland if it is managed and controlled in Ireland, and as this is a question of fact, there can be no certainty that Trinity will continue to be regarded as resident in Ireland. A company which is resident in Ireland for tax purposes is taxable in Ireland on its worldwide income and gains. The Finance Act, 1973, provides that a resident in Ireland shall be entitled to have any qualifying income from a qualifying patent arising to it disregarded for income taxation purposes. It should be noted that there are restrictions on the exemption where patent income is received from a connected party. A qualifying patent means a patent in relation to which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention which is the subject of the patent, was carried out in Ireland. Accordingly, Trinity or its subsidiaries qualifying income from such qualifying patents is disregarded for corporation taxation purposes in Ireland. Any Irish manufacturing income of Trinity and its subsidiaries will be taxable at the rate of 10% in Ireland until December 31, 2010. Although Trinity has no reason to believe that the Republic of Ireland intends to change its method of taxation as it relates to licensing, royalty or manufacturing income, there can be no assurance that such changes will not actually occur.

The Finance Act, 1992, provides that non-residents of Ireland shall be exempt from Irish taxation on dividends paid by companies resident in Ireland. There is no Irish withholding tax on dividends paid by an Irish resident company. Dividends paid by Trinity will carry an imputed tax credit ("tax credit") unless the dividends are entirely paid out of disregarded patent income. The tax credit with respect to a dividend is in practice represented as the weighted average of the imputed tax credits applying to the component portions of the dividend: it may be as high as 25/75% of the dividends or may be as low as nil depending on the nature of the component portions of the profits out of which the dividend is paid. Under the Treaty and US law, a US resident shareholder may elect to credit the tax appropriate to a dividend, subject to certain limitations, against the shareholder's United States tax liability if the shareholder also includes the amount of the tax in gross income. Special rules apply for the purposes of determining the foreign tax credit available to a US corporation which controls 10% or more of the voting shares of Trinity.

The Capital Acquisitions Tax Act, 1976, provides for the imposition of both a gift and an inheritance tax. Although ADRs may be held by non-residents, the underlying Trinity shares are deemed to be situated in the Republic of Ireland because Trinity is required to maintain its original share registers in the Republic of Ireland. Accordingly, ADRs may be subject to gift or inheritance tax payable by the donors of gifts and the successors in the case of inheritances, notwithstanding that all or some of the parties involved are domiciled and resident outside the Republic of Ireland. However, gifts and inheritances taken from one's spouse are exempt from tax and there is a cumulative tax-free threshold of IRL.185,550 on gifts and inheritances from one's parents, a cumulative threshold of IRL.24,740 where the gift or inheritance is from a lineal ancestor or descendant, brother, sister or child of a brother or sister, and a cumulative threshold of IRL.12,370 on gifts and inheritances between non-affiliated persons. The maximum tax-free threshold for gifts and inheritances received by any one recipient is IRL.185,550 excluding gifts and inheritances received from the recipient's spouse. Due to the complexities of calculating the thresholds, tax may become payable on amounts lower than the thresholds mentioned above. Irish gift taxes are not creditable against United States gift taxes, if any, on a gift of Trinity shares. Irish inheritance taxes should be creditable, in whole or in part, against United States federal estate taxes. It is not anticipated that Trinity, itself, will ever be liable for this tax.


In addition to the above, a probate tax of 2% on the entire value of Irish assets comprised in the estate of decedent is payable where the value of those assets exceeds IRL.10,820. This sum is indexed annually.

A person holding Trinity shares who is not resident or ordinarily resident in the Republic of Ireland for Irish tax purposes will not be subject to Irish capital gains tax unless such shares derive the greater part of their value from land, buildings or mineral rights in Ireland.

The Finance Act, 1992 makes any transfers or agreements to transfer American Depository Receipts exempt from stamp duty. American Depository Receipts are defined as instruments which:

    a) acknowledge that a depository or his nominee holds stocks or marketable securities which are dealt in and quoted on a recognised stock exchange, and that the holder of the instrument has rights in or in relation to such stocks or marketable securities including the right to receive them from the depository or his nominee, and which

    b) are dealt in and quoted on a recognised stock exchange which is situated in the United States, or represent stocks or marketable securities which are so dealt in and quoted.

As the Company's ADRs come within this definition, any transfer of ADRs will not be chargeable with stamp duty in Ireland so long as the ADRs remain listed on a recognised stock exchange.

Any transfer of the underlying Trinity Stock (which may include a transfer from the Depository to an ADR holder unless the beneficial interest does not pass and the transfer is not a sale or arising under a contract for sale or in contemplation of a sale) would require the person acquiring such Common Stock to pay stamp duty.

In the case of a transfer or sale, stamp duty is charged at the rate of L1.00 for every L100.00 (or part thereof) of the amount or value of the consideration. Where the consideration for the sale is expressed in a currency other than Irish Pounds, the duty is charged on the Irish Pound equivalent calculated at the rate of exchange prevailing on the date of the transfer. In the case of a transfer by way of gift (subject to certain exceptions) or for a consideration less than the market value, stamp duty is charged at the above rate on such market value. The person primarily accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, both parties to the transfer. Stamp duty is payable within thirty days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in liability to interest, penalties and fines.

Item 8

SELECTED CONSOLIDATED FINANCIAL DATA
The following selected financial data for the years ended December 31, 1997, December 31, 1996 and December 31, 1995, the 10 months ended December 31, 1994 and the year ended February 28, 1994, are derived from the audited financial statements of Trinity. The data should be read in conjunction with the financial statements, related notes, and other financial information included herein.


Statement of
Operations Data           Year Ended  10 Months Ended   Year Ended    Year Ended   Year Ended    Year Ended
                         Feb 28,1994      Dec 31,1994  Dec 31,1995  Dec 31, 1996  Dec 31,1997   Dec 31,1997
                         -----------  ---------------  -----------  ------------  -----------  ------------
                                IRL.             IRL.         IRL.          IRL.         IRL.           US$
Revenues                   1,667,456        3,342,992    6,191,502     4,227,197   11,836,433    16,831,408
Cost of goods sold        (1,696,827)      (3,034,553)  (4,959,853)   (3,084,740)  (8,004,371)  (11,382,216)

Administrative expenses   (2,862,926)      (1,486,027)  (1,409,803)   (1,315,764)  (2,256,756)   (3,209,108)
R.& D. expenses              (88,084)        (655,467)    (936,277)     (854,990)  (1,245,860)   (1,771,613)
Other Operating Income             -          470,672      528,042       344,195      541,423       769,904
                          ----------       ----------   ----------    ----------   ----------    ----------
Operating profit/(loss)   (2,980,381)      (1,362,383)    (586,389)     (684,112)     870,869     1,238,375
Interest expense             (13,921)         (19,897)     (15,741)      (10,580)    (123,296)     (175,327)
Write down of assets        (168,015)      (1,095,593)            -             -            -
Interest income               46,876           35,369       83,001       226,488      102,124       145,221
Minority interests           701,466          318,708            -             -            -             -
Net profit/(loss)         (2,413,975)      (2,123,796)    (519,129)     (468,204)     849,697     1,208,269
                          ----------       ----------   ----------    ----------   ----------    ----------
Basic earnings
 per ordinary share            (0.49)           (0.33)       (0.05)        (0.03)        0.04          0.06

Diluted earnings
  per ordinary share           (0.49)           (0.33)       (0.05)        (0.03)        0.04          0.06

Weighted average
number of shares           4,891,277        6,471,315    1,135,753    16,119,559   19,108,363    19,108,363


                        Year Ended  10 Months Ended   Year Ended   Year Ended    Year Ended    Year Ended
Balance Sheet Data     Feb 28,1994      Dec 31,1994  Dec 31,1995  Dec 31,1996  Dec 31, 1997  Dec 31, 1997
------------------     -----------  ---------------  -----------  -----------  ------------  ------------
                              IRL.             IRL.         IRL.         IRL.          IRL.           US$
Working Capital            401,172          145,079    4,084,026    3,952,878     4,971,610     7,069,628
Long-term Liabilities       74,727           37,770            -      (45,106)   (6,137,491)   (8,727,511)
Total Assets             3,454,464        2,037,598    5,732,420    8,052,492    17,299,368    24,599,701
Shareholders' Equity     1,685,462          826,554    4,687,057    6,248,547     4,996,280     7,104,711


Amounts Adjusted for US GAAP


                     Year Ended  10 Months Ended   Year Ended   Year Ended    Year Ended    Year Ended
Balance Sheet Data  Feb 28,1994      Dec 31,1994  Dec 31,1995  Dec 31,1996  Dec 31, 1997  Dec 31, 1997
------------------  -----------  ---------------  -----------  -----------  ------------  ------------
                           IRL.             IRL.         IRL.         IRL.          IRL.           US$
Net loss            (2,609,354)      (2,342,944)  (1,465,414)  (1,640,831)   (1,306,174)   (1,857,380)
Basic and diluted
 earnings per
 ordinary share          (0.53)           (0.36)       (0.13)       (0.10)        (0.07)        (0.10)
Total Assets         5,092,365        9,719,168   11,752,707   13,033,253    28,688,005    40,794,540


No dividends were declared in any of the periods from February 28, 1994 to December 31, 1997.

(1) The Company's financial statements are prepared in Irish Pounds. A translation into US dollars using the closing exchange rate on December 31, 1997 of US$1.4220 per Irish Pound has been presented solely for the convenience of the reader and is not intended to be a representation that the Irish Pound amounts have been, could have been or could be converted into US dollars at that rate or any other rate.

ITEM 9              MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
GENERAL
Trinity was incorporated in Ireland in January 1992. The Company was organised to acquire, develop and market technologies for rapid in vitro blood and saliva diagnostics for HIV and other infectious diseases. In October 1992 Trinity completed an initial public offering in the United States in which it raised net proceeds in excess of IRL.2.8 million. In October 1993, Trinity took a controlling interest in DDI and in October 1994 merged Trinity's wholly-owned subsidiary into DDI so that DDI became a wholly-owned subsidiary of Trinity.
DDI was the surviving entity in the merger and was subsequently renamed Trinity Biotech Inc ("TBI"). In December 1994 Trinity acquired the remaining 50% of FHC which its subsidiary TBI did not own. During 1995 Trinity raised net proceeds of in excess of $6 million as a result of a private placements of the Company's
shares.   In February 1997, the Company purchased the entire share capital of
Trinity Biotech (USA), ("Trinity USA") and in June 1997 the company purchased the entire share capital of Centocor UK Holdings Ltd ("Centocor"). The group financial statements include the attributable results of Trinity USA, Centocor, TBI and Trinity Biotech Manufacturing Limited, which are engaged in manufacture and sale of diagnostic test kits. This discussion covers the years ended December 31, 1997, December 31, 1996 and December 31, 1995.

The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with Irish generally accepted accounting principals which conform in all material respects to US GAAP except as indicated in Note 25 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996.
----------------------------------------------------------------------

Trinity's consolidated revenues for the year ended December 31, 1997 were IRL.11,836,000, an increase of IRL.7,609,000 compared to consolidated revenues of IRL.4,227,000 for the year ended December 31, 1996. The growth in revenues is due to an increase of IRL.2,954,000 relating to the growth in the level of sales of Trinity's existing product lines and the effect of new product introductions. The rest of the increase amounting to IRL.4,655,000 relates to revenues from the Company's newly acquired subsidiaries, Trinity USA and Centocor. Included in product sales for the year ended December 31, 1997 are sales of pregnancy tests in the amount of IRL.4,762,000 compared to sales of IRL.3,294,000 for these tests in the previous year. Of the pregnancy tests sold by Trinity, approximately 91.5% was attributable to revenues of FHC to Warner-Lambert and 8.5% were pregnancy tests sold by Trinity to the professional markets.

Revenues for the year ended December 31, 1997, from the sale of the Company's other tests were IRL.7,074,000 compared to IRL.621,000 for the year ended December 31, 1996, an increase of IRL.6,543,000. Of the total increase, IRL.4,655,000 was due to the inclusion of sales from the Company's newly acquired subsidiaries, Centocor and Trinity USA. The remaining increase of IRL.1,798,000 was due to increasing sales from the Company's existing product lines and the impact from sales of newly launched products. Management expects that revenues of Trinity's products will continue to increase due to further regulatory approvals and increased sales from our existing distribution network.

Interest and other income decreased to IRL.102,000 for the year ended December 31, 1997 compared to IRL.226,000 in the year ended December 31, 1996. This decrease reflects the lower cash reserves of the group during the period.

The gross margin from product sales for the year ended December 31, 1997 was 32% compared to 27% for the year ended December 31, 1996. This is mainly due to the fact that the Company's lower margin pregnancy sales now make up a smaller proportion of overall sales than the higher margin products. The gross margin on the sale of pregnancy tests was 15% and the margin on the sale of the Company's other tests was 41%.

As part of the agreement between Trinity, Warner Lambert and Applied Biotech Inc. (ABI), certain amounts were required to be deposited in an escrow account. Escrowed funds may be applied to reimburse Warner-Lambert as to any losses for which FHC and ABI are responsible under the Supply Agreement. If there are no claims for a period of three years, escrowed funds are to be released at a rate of $1 million after the end of such period and $500,000 per year thereafter, of which 50% will be paid to FHC and 50% to ABI. Trinity has recognised $711,000 as revenue during 1997.

Administrative expenses for the year ended December 31, 1997 amounted to IRL.2,257,000 compared to IRL.1,316,000 for the year ended December 31, 1996. This significant increase of IRL.941,000 is mainly attributable to addition of the administration costs of Trinity USA and Centocor UK. Research and development expenditure increased to IRL.1,246,000 from IRL.855,000 during the period reflecting the addition of additional scientists and the allocation of increased resources. The resources were utilised to develop the Company's Uni-Gold one step range of tests and to add further products to the Company's increasing laboratory test product lines. During the year the Company realised a gain of IRL.541,000 on the movement of the current portion of its investment in Selfcare Inc. This compares to a gain of IRL.344,000 in 1996 relating to the disposal of shares in Athena Medical Corp and Quantech Inc.

The net profit for the year ended December 31, 1997 was IRL.850,000 compared to a loss of IRL.468,000 for the year ended December 31, 1996. This improvement in results was brought about by increased revenues, the addition of the results of Trinity USA and Centocor UK and the non recurrence of two exceptional items which occurred in 1996

Year Ended December 31, 1996 Compared to the Year Ended December 31, 1995
-------------------------------------------------------------------------

Trinity's consolidated revenues for the year ended December 31, 1996 were IRL.4,227,000 a decrease of IRL.1,965,000 (IRL.1,897,000 before the impact of currency fluctuations), compared to consolidated revenues of IRL.6,192,000 for the year ended December 31, 1995. Included in product sales for the year ended December 31, 1996 are sales of pregnancy tests in the amount of IRL.3,294,000 compared to sales of IRL.5,575,000 for these tests in the previous period. The decrease was brought about by a fall in revenues from sales to Warner-Lambert brought about by two factors. First, Warner-Lambert relaunched the product in the second quarter of 1996. They had built up significant stocks of the product in the final quarter of 1995 and as a result orders in the first two quarters were lower than normal levels. Trinity estimates that this increased revenue by approximately $1,030,000 in 1995 and consequently reduced revenue by approximately the same amount during 1996. Second, due to the renegotiation of the contract with Warner-Lambert, the transfer prices from ABI to Trinity and from Trinity to Warner-Lambert were reduced by 26%. This had the effect of lowering revenues while keeping the margin level of approximately 16%. This reduced revenues by approximately $900,000 during 1996. Trinity's current contract with Warner Lambert has been extended to September 2001 and the Company is currently negotiating a further extension to this contract at current price levels. Of the pregnancy tests sold by Trinity, approximately 93% was attributable to revenues to Warner-Lambert and 7% were pregnancy tests sold by Trinity to the professional markets.

Revenues for the year ended December 31, 1996 derived from the sale of the Company's other diagnostic tests were IRL.621,000 compared to IRL.616,000 for the year ended December 31, 1995. This increase in test revenues is mainly due to the commencement of sales of Trinity's new rapid and laboratory based products which commenced production during 1996 and to increased orders from Trinity's regular distributors. A tender for approximately $500,000 which the company was awarded in 1995 was not repeated in 1996.

Interest and other income increased to IRL.226,000 for the year ended December 31, 1996 compared to IRL.83,000 in the year ended December 31, 1995 due to increased cash reserves during the year.

The gross margin from product sales for the year ended December 31, 1996 was 27% compared to 20% for the year ended December 31, 1995. This is mainly due to reduced manufacturing overhead following the consolidation of manufacturing capability to Dublin in addition to the increase in product mix towards higher margin products.

The gross margin on the sale of pregnancy tests was 16.9% and the margin on the sale of other diagnostic tests was 43%. The margin on pregnancy tests increased to 16.9% in June, 1995 because up to May, 1995 a portion of sales revenues to Warner-Lambert were reserved for an escrow account which was not credited to sales until the escrow account is completed.

Escrowed funds may be applied to reimburse Warner-Lambert as to any losses for which TBI and Applied Biotech Inc. (ABI) are responsible under the Supply Agreement. If there are no claims for a period of three years, escrowed funds are to be released at a rate of $1 million after the end of such period and $500,000 per year thereafter, of which 50% will be paid to TBI and 50% to ABI. Trinity has recognised $500,000 as revenue during 1996.

Administrative expenses for the year ended December 31, 1996 amounted to IRL.1,316,000 compared to IRL.1,410,000 for year ended December 31, 1995. This decrease of IRL.94,000 (IRL.82,000 before the impact of exchange rate fluctuations), is mainly attributable to the scale down of the operations of Trinity Biotech Inc. (formerly DDI).

Research and development expenditure decreased to IRL.855,000 from IRL.936,000 during the period. This decrease is due to the netting off of a grant receivable of IRL.318,600 against gross R&D expenditure of IRL.1,173,000. The resources were utilised to develop the Company's Uni-Gold one step tests along with other rapid and laboratory based tests. This grant aid may be revoked, cancelled or abated if the Company conducts any of the R&D outside Ireland and the resulting products are not manufactured in Ireland or if the Company changed or ceased its projects without the consent of Forbairt or if the Company ceases to operate its business. To date, Trinity has not engaged in or incurred any expenditure in respect of collaborative research agreements.

During the year the Company realised a gain of IRL.165,000 on the disposals of its shares in Athena Medical Corporation, compared to a gain of IRL.586,000 in 1995 and a gain of IRL.179,000 on the disposal of its shares in Quantech Inc.

The net loss for the year ended December 31, 1996 was IRL.468,000 compared to IRL.519,000 for the year ended December 31, 1995. The loss included two exceptional charges. Firstly a charge of IRL.209,000 was made to cover a pending law suit and its related legal costs and secondly, due to adverse exchange rate fluctuations at the year end the Company reported an unrealised exchange loss of IRL.230,000.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 1997 Trinity's consolidated cash and cash equivalents were IRL.1,988,000 ($2,827,000). This compares to cash and cash equivalents of IRL.2,905,000 at December 31, 1996. The decrease is due to the acquisition of Trinity USA and Centocor UK, the purchase of non-strategic investments and the purchase of fixed assets. This resulted in net cash outflows of IRL.959,000 ($1,365,000) during the year.

In addition, the Company holds current investments which stand at IRL.1,018,000 ($1,448,000) at December 31, 1997 and a fixed asset investments in Selfcare Inc and CLI Oncology which stand at IRL.1,819,000 ($2,587,000) at December 31, 1997. Due to the acquisition of a new 42,000 sq. ft. manufacturing facility in December 1997 the Company anticipates capital expenditures in excess of IRL.1,250,000 ($1,778,000) over the next twelve months. Much of this expenditure will relate to the fitting out of the new facility and the addition of new equipment required to manufacture the Company's increasing portfolio of tests.

As a result of the supply agreement between Trinity USA and Carter Wallace, Trinity USA received $2,000,000 in return for Carter Wallace having exclusive rights to its products in the U.S. The final $500,000 was paid in December 1997. If sales of products to Carter Wallace exceed certain levels, Trinity is entitled to a 40% share in the gross profit received by Carter Wallace on sales in excess of the stated levels.

In connection with the acquisition of Centocor, on June 25, 1997, the Company completed a private placement of (i) $3,000,000 principal amount of 4% Convertible Debentures (the "Debentures") and (ii) 50,000 warrants to purchase 'A' Ordinary Shares of the Company (the "Warrants"), which resulted in aggregate gross proceeds to the Company of $3,000,000.

The Debentures bear interest at the rate of 4% per annum, payable quarterly, and mature on December 24, 1999. The Debentures are convertible into 'A' Ordinary Shares of the Company at a price equal to the lower of (i) the average closing bid price of the Company's ADRs on the five trading days prior to conversion, subject to a discount which ranges from 10% for conversions made within the first 120 days after issuance to 22.5% for conversions made on or after 181 days after issuance, or (ii) $3.78. As of June 15, 1998, 1,500,000 principal amount of the debentures have been converted resulting in the issue of 987,359 shares.

The Warrants are each exercisable to purchase one 'A' Ordinary Share of the Company at $3.78 per share until June 25, 2000.

Trinity has paid $1.5 million and $2.8 million in respect of its acquisitions of Trinity USA and Centocor during 1997 respectively. The net effect of both acquisitions has had a positive impact on Trinity's gross margins, operating results and cash flows in 1997. The products acquired in the acquisition are sold at margins in line with those of Trinity's higher margin, non-pregnancy rapid products and as such provide a positive overall impact on margins within the company. In quarter 1 of 1998 Trinity closed the Centocor UK facility in the UK and transferred its operations to the Company's new facility in Ireland. Management believes that this will improve the overall operating efficiency and cost base of the company.

Trinity has three additional annual payments of $837,000 in December 1998, 1999 and 2000 to complete its acquisition of Centocor. However with the placement above, the cash balance already on hand and further funds generated from operations, Trinity believes it has sufficient funds to meet these commitments and continue operations for the foreseeable future. If operating margins of sales were to decline substantially or the Company was to make a large and unanticipated cash outlay, the Company would have further funding requirements. If this were the case, there can be no assurance that financing will be available at attractive terms, or at all. The Company believes that success in raising additional capital or obtaining profitability will be dependent on the viability of its products and their success in the market place.

In October 1997, the Company's 'A' Warrant expired. This resulted in the cancellation of 805,849 unexercised 'A' Warrants. Trinity currently has 883,086 'B' Warrants outstanding. Each 'B' Warrant gives the holder an Ordinary Share and is exercisable at $4.00. They expire in October, 1998. Given the current share price, it is possible that Warrants will be exercisable during 1998. Trinity cannot anticipate how much funds, if any, could be raised in this manner.

Reconciliation to US GAAP
The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland ("Irish GAAP"), which differ in certain significant respects from accounting
principles generally accepted in the United States ("US GAAP").   Those items
affecting Net Loss are as follows:

Goodwill; Under Irish GAAP, goodwill may be either written off immediately on completion of the acquisition against shareholders' equity, or capitalised in the balance sheet and amortised through the income statement on a systematic basis over its useful economic life. Under US GAAP, accounting for goodwill as an offset against shareholders' equity is not permitted; rather, goodwill must be amortised over the period of its expected useful life, subject to a maximum write off period of 40 years, through the income statement. For the purposes of the reconciliation a useful life of 10 years has been adopted for goodwill. In the year to December 31, 1997 the amount that would have been amortised to the profit and loss was IRL.1,186,106 (US$1,686,643), December 31, 1996 IRL.693,491 and December 31, 1995 IRL.693,327.

Stock Compensation; In contrast to Irish GAAP, US GAAP requires that the grant of share options exercisable at prices per share less than the fair market value of the shares at the time of grant of the options be accounted for as compensation expense to be recognised over the related vesting period. In the year to December 31, 1997 the amount that would have been charged to the profit and loss was IRL.469,765 (US$668,006), December 31, 1996 IRL.167,511
and December 31, 1995 IRL.252,958.

Share Capital Not Paid; Under Irish GAAP, unpaid share capital is classified as a receivable under current assets. Under US GAAP, share capital receivable should be reported as a reduction to Shareholders' Equity.

Recognition of Escrow Income; Under Irish GAAP, the Company has recognised as revenue amounts due to be released from an Escrow account in 1997. Under US GAAP such amounts are not recognisable until received.

IMPACT OF INFLATION

Although Trinity's operations are influenced by general economic trends, Trinity does not believe that inflation has a material effect on its operations for the periods presented.

IMPACT OF CURRENCY FLUCTUATION

Trinity's revenue and expenses are affected by fluctuations in currency exchange rates especially the exchange rate between the US Dollar and the Irish Pound. Trinity's revenues are primarily denominated in US Dollars, its expenses are incurred principally in Irish Pounds and US Dollars. The revenues and costs incurred by US subsidiaries are denominated in US Dollars.

Trinity holds most of its cash assets in U.S. dollars. As Trinity reports in Irish Pounds any fluctuation in exchange rates can lead to an unrealised exchange gain or loss on its cash assets. These unrealised gains and losses have little impact in the operations of the Company. Realised exchange gains or losses are generally not significant in overall terms. In 1997 realised exchange losses amounted to IRL.15,000 and net unrealised gains amounted to IRL.83,000.

EXCHANGE RATES

Fluctuations in the exchange rate between the Irish pound (as part of the European Monetary System) and the U.S. dollar may affect the Company's earnings, the book value of its assets and shareholders' equity as expressed in Irish pounds and U.S. dollars and consequently may affect the market price for the ADSs.

The following table sets forth certain information with respect to the Noon Buying Rate of Irish pounds in terms of U.S. dollars as reported by the Federal Reserve Bank of New York during the periods indicated.


            PERIOD               AVERAGE(1)    HIGH     LOW     END
            Fiscal period ended
            February 28,
            1991                     1.6917  1.8390  1.5493  1.7460
            1992                     1.5884  1.7580  1.4585  1.6295
            1993                     1.6881  1.9028  1.4407  1.4785
            1994                     1.4486  1.5553  1.3550  1.4310
            December 31,
            1994                     1.5200  1.6150  1.4075  1.5440
            1995                     1.6030  1.6575  1.5320  1.6002
            1996                     1.6063  1.6920  1.5515  1.6920
            1997                     1.5037  1.6927  1.4220  1.4220


(1) The average represents the average of the Noon Buying Rates on the last business day of each month during the period. On December 31, 1996 and December 31, 1997 the Noon Buying Rates were $1.6920 = IRL.1 and US$1.4220 = IRL.1 respectively. For further information regarding the currency translation policies of the Company, see Note 1 of the Notes to the Consolidated Financial Statements.

ITEM 10
                             MANAGEMENT OF TRINITY

DIRECTORS AND EXECUTIVE OFFICERS


       Name                    Age  Title
       Ronan O'Caoimh          42   Chairman of the Board of Directors
                                    Chief Executive Officer

       Brendan K. Farrell      50   Director, President, CEO Trinity USA

       James Walsh Ph.D.       39   Director, Chief Operating Officer

       Jonathan O'Connell      32   Director, Chief Financial Officer,
                                    Company Secretary

       Denis R. Burger, Ph.D.  54   Non Executive Director

       Allan Pronovost, Ph.D.  45   Non Executive Director



BOARD OF DIRECTORS

RONAN O'CAOIMH
Mr. O'Caoimh joined Trinity in June, 1992 as Chief Financial Officer and has been Chief Executive Officer since March, 1994 and Chairman since May, 1995. Prior to joining Trinity, Mr. O'Caoimh was Managing Director of Noctech Limited, an Irish diagnostics company. Mr. O'Caoimh was Finance Director of Noctech Limited from 1988 until January 1991 when he became Managing Director following the acquisition of Noctech by Cambridge Biotech Corporation. Between 1984 and 1988 Mr. O'Caoimh was Finance Director and subsequently Managing Director of Laird Food Products, an Irish food manufacturer. Mr. O'Caoimh, from 1980 to 1984 practised as a Chartered Accountant with Arthur Andersen in Dublin. He holds a Bachelor of Commerce Degree from University College Dublin and is a member of the Institute of Chartered Accountants in Ireland.

BRENDAN K. FARRELL
Mr. Farrell joined Trinity in July 1994. He was previously Marketing Director of B.M. Browne Limited, a company involved in the marketing and distribution of medical and diagnostic products. Previously he was Chief Executive of Noctech Limited, an Irish based diagnostics company, and prior to that he worked for six years with Baxter Healthcare, where he was Director of European Business Development. Mr. Farrell has a masters degree in Biochemistry from University College Cork.

JONATHAN O'CONNELL
Mr. O'Connell joined Trinity in January 1993 as Group Financial Controller and was appointed Chief Financial Officer in January, 1995. He also assumed the position of Company Secretary in June 1994. Prior to joining Trinity Mr. O'Connell practised as a chartered accountant with Arthur Andersen, Dublin. Mr. O'Connell has a degree in Business Studies from Trinity College, Dublin.

DENIS R. BURGER, PH.D.
Dr. Burger was Chairman of Trinity from June, 1992 to May, 1995 and is currently a Non Executive Director. Dr. Burger is President, Chief Operating Officer and a director of Antivirals Inc., an Oregon biotechnology company specialising in antisense technology. Dr. Burger is also a 50% partner in Sovereign Ventures, a health care consulting and funding firm based in Portland, Oregon (see "Consulting Agreement with Sovereign Ventures" below). He was a co-founder and, from 1981 to 1990, Chairman of the Board of Epitope Inc. In addition, Dr. Burger has held a professorship in the Department of Microbiology and Immunology and Surgery (Surgical Oncology) at the Oregon Health Sciences University in Portland ("OHSU"). Dr. Burger received his A.B. degree in Bacteriology and Immunology from the University of California in Berkeley in 1965 and his M.S. and Ph.D. degrees in 1969 in Microbiology and Immunology from the University of Arizona.

JIM WALSH
Dr. Walsh joined Trinity in October 1995. Prior to joining Trinity, Dr. Walsh was Managing Director of Cambridge Diagnostics Limited (formerly Cambridge Biotech Limited prior to its acquisition by Selfcare Inc.). He was employed with Cambridge Biotech Limited since 1987. Before joining Cambridge he worked with Fleming GmbH as Research & Development Manager.

ALLAN PRONOVOST
Dr. Provonost joined the Board of Trinity on December 5, 1997 as a Non-Executive Director. Since June 1997, Dr. Provonost has been a self-employed consultant in the diagnostics industry. From March 1987 to June 1997 Dr. Provonost was Vice-President - Research and Development at Quidel Corporation. Previously he had various key research and development positions at Eastman Kodak from 1986 to March 1987, Ortho Diagnostic systems, Inc. from 1983 to 1986, and E.I. duPont Corporation from 1980 to 1983. Dr. Provonost received his post-doctoral clinical training at Yale University School of Medicine and received his Ph. D. degree in virology from the University of Rhode Island. He has a number of patents and has published numerous papers in immunology and diagnostic assay methods.

The Articles of Association of Trinity provide that one third of the directors in office (other than the Managing Director or a director holding an executive office with Trinity) or, if their number is not three or a multiple of three, then the number nearest to but not exceeding one third, shall retire from office at every annual general meeting. If at any annual general meeting the number of directors who are subject to retirement by rotation is two, one of such directors shall retire and if the number of such directors is one that director shall retire. Retiring directors may offer themselves for re-election. The directors to retire at each annual general meeting shall be the directors who have been longest in office since their last appointment.
As between directors of equal seniority the directors to retire shall, in the absence of agreement, be selected from among them by lot.

ITEM 11
                     COMPENSATION OF DIRECTORS AND OFFICERS

The Board has appointed a compensation committee that is responsible for determining executive remuneration and grant of options. The members of the compensation committee are Denis Burger and Ronan O'Caoimh. The aggregate compensation paid to the directors and executive officers of the company for the period ended December 31, 1997 totalled of IRL.453,340 ($644,649). This included an amount of IRL.38,000 ($54,000) paid on behalf of the Directors into the Company pension plan.

No director of the Company is compensated in his capacity as a director, but
members of the Board received   compensation for serving as officers or
consultants of the Company. Each director is reimbursed for expenses incurred in attending meetings of the Board of Directors.

ITEM 12
                               STOCK OPTION PLAN

The Board of Directors has adopted the Employee Share Option Plan (the "Plan"), the purpose of which is to provide Trinity's employees, consultants, officers and directors with additional incentives to improve Trinity's ability to attract, retain and motivate individuals upon whom Trinity's sustained growth and financial success depends. The Plan is administered by a compensation committee designated by the Board of Directors. The aggregate maximum number of 'A' Ordinary shares of Trinity available for awards under the Plan is 11,500,000 subject to adjustments to reflect changes in Trinity's capitalisation. Options under the Plan may be awarded only to employees, officers, directors and consultants of Trinity.

The exercise price of options is determined by the compensation committee. The term of an option will be determined by the compensation committee, provided that the term may not exceed ten years from the date of grant. All options will terminate 90 days after termination of the option holders employment, service or consultancy with Trinity (or one year after such termination because of death or disability). Under certain circumstances involving a change in control of Trinity, the committee may accelerate the exercise ability and termination of the options. As of June 15, 1998 of the options outstanding, 1,811,875 were held as a group by directors and officers of Trinity.

As of June 15, 1998 the following options were outstanding:



    Name                       Number of 'A' Ordinary Shares  Range of
                                           Subject to Option  Exercise Price
                                                              per Share
    Total Options Outstanding                      3,127,208  $0.50-$5.00

In addition to options granted under the Plan, Trinity granted options for 170,000 shares of Trinity to certain founders (the "Founder Plan"). Options outstanding at December 31, 1997 which were granted to directors and officers of Trinity under the Founder Plan amounted to 16,667 at an exercise price of $0.50.

In addition, the Company granted warrants to purchase 381,704 Class 'A' Ordinary Shares at prices ranging from $1.50 to $2.75 to agents who were involved in the Company's Private Placements in 1994 and 1995 and the debenture issue in 1997. At December 31, 1997 234,549 warrants were still outstanding.
A further warrant to purchase 100,000 Class 'A' Ordinary Shares price of $2.00 was granted in 1995 to a consultant of the Company.

ITEM 13
                              CERTAIN TRANSACTIONS
Not applicable.

PART II

ITEM 14

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable.

PART III

ITEM 15

                        DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 16

          CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
                                   SECURITIES

Not applicable.

PART IV

ITEM 17
                              FINANCIAL STATEMENTS

The registrant has responded to Item 18 in lieu of responding to the item.

ITEM 18
                              FINANCIAL STATEMENTS

                         REPORT OF INDEPENDENT AUDITORS


To:  The Board of Directors of Trinity Biotech plc

We have audited the consolidated balance sheets of Trinity Biotech plc as of December 31, 1996 and December 31, 1997 and the related consolidated statements of operations, movement in shareholders' equity and cash flows for each of the three years ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Irish Auditing Standards, which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trinity Biotech plc at December 31, 1996 and December 31, 1997, and the consolidated results of its operations and its cash flows for each of the three years December 31, 1997, in conformity with accounting principles generally accepted in the Republic of Ireland, which differ in certain respects from those followed in the United States (see note 25 of Notes to Consolidated Financial Statements).







Dublin, Ireland                                       Ernst & Young
March 5, 1998                                         Chartered Accountants

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 1997

                                                          31 December     31 December     31 December
                                                              1996            1997            1997
                                             Notes            IRL.            IRL.             US$


ASSETS

Current investments                             2            402,591       1,018,033       1,447,643
Inventories                                     3            310,354       2,575,975       3,663,036
Accounts receivable and prepayments             4          2,093,925       5,554,977       7,899,177
Cash and cash equivalents                                  2,904,847       1,988,222       2,827,251
                                                           _________      __________      __________
                                                           5,711,717      11,137,207      15,837,107

Intangible assets, net                          5             24,645         263,831         375,168
Property, plant & equipment, net                6            750,902       4,078,881       5,800,169
Financial assets                                7          1,565,228       1,819,449       2,587,257
                                                           _________      __________      __________
TOTAL ASSETS                                               8,052,492      17,299,368      24,599,701
                                                           _________      __________      __________

LIABILITIES & SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses           8          1,758,839       6,165,597       8,767,479

Long term liabilities                           9             45,106       6,137,491       8,727,511


SHAREHOLDERS' EQUITY
Called up share capital
Class 'A' Ordinary shares                      10           155,988          221,918         315,567
Class 'B' Ordinary shares                      10             7,000            7,000           9,954
Share premium account                                    18,302,300       24,652,136      35,055,338
Currency adjustment                                        (138,910)         (44,392)        (63,125)
Retained deficit                                         (5,024,878)      (4,175,181)     (5,937,107)
Goodwill reserve                                         (7,052,953)     (15,665,201)    (22,275,916)
                                                         __________      ___________     ___________
                                                          6,248,547        4,996,280       7,104,711
                                                         __________      ___________     ___________

Total Liabilities and Shareholders' Equity                8,052,492       17,299,368      24,599,701
                                                         __________      ___________     ___________

See Notes to Consolidated Financial Statements
Approved by the Board on 5th March, 1998
Ronan O'Caoimh
Jonathan O'Connell
Directors

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1997



                                            31 December   31 December   31 December   31 December
                                                   1995          1996          1997          1997
Revenues                             Notes         IRL.          IRL.          IRL.           US$
- Continuing operations                12     6,191,502     4,227,197     7,181,130    10,211,567
- Acquisitions                         12             -             -     4,655,303     6,619,841
                                              _________     _________    __________    __________
                                              6,191,502     4,227,197    11,836,433    16,831,408
Cost of sales
- Continuing operations                      (4,959,853)   (3,084,740)   (5,208,575)   (7,406,594)
- Acquisitions                                        -             -    (2,795,796)   (3,975,622)
                                              _________     _________    __________    __________
                                             (4,959,853)   (3,084,740)   (8,004,371)  (11,382,216)

Gross profit                                  1,231,649     1,142,457     3,832,062     5,449,192

Research & development expenses                (936,277)     (854,990)   (1,245,860)   (1,771,613)

Administrative expenses - normal
- Continuing operations                      (1,230,581)     (876,692)   (1,350,719)   (1,920,722)
- Acquisitions                                        -             -      (973,929)   (1,384,928)
                                              _________     _________    __________    __________
                                             (1,230,581)     (876,692)   (2,324,648)   (3,305,650)

Administrative expenses - exceptional  14      (179,222)     (439,072)       67,892        96,542
Other operating income                 14       528,042       344,185       541,423       769,904
                                              _________     _________    __________    __________
Operating profit (loss)
- Continuing operations                        (586,389)     (684,112)      (14,709)      (20,917)
- Acquisitions                                        -             -       885,578     1,259,292
                                              _________     _________    __________    __________
                                               (586,389)     (684,112)      870,869     1,238,375

Interest receivable and similar income           83,001       226,488       102,124       145,221

Interest payable and similar charges            (15,741)      (10,580)     (123,296)     (175,327)
                                              _________     _________    __________    __________
Profit (loss) on ordinary activities
before taxation                        13      (519,129)     (468,204)      849,697     1,208,269

Tax on profit (loss) on ordinary
activities                             15             -             -             -             -
                                              _________     _________    __________    __________
Retained profit (loss) for the financial
period                                         (519,129)     (468,204)      849,697     1,208,269
                                              _________     _________    __________    __________
Basic earnings per ordinary
share                                  16        (0.05)        (0.03)          0.04          0.06
Diluted earnings per ordinary
share                                  16        (0.05)        (0.03)          0.04          0.06


Movements on reserves are shown in the "Consolidated Statement of Movement in Shareholders' Funds" on page 28.

STATEMENT OF RECOGNISED GAINS AND LOSSES                                        31 December     31 December   31 December
                                                                                       1996            1997          1997
                                                                                       IRL.            IRL.           US$
Loss for the financial period attributable  to group shareholders                  (468,204)        849,697     1,208,269
Currency adjustment                                                                 (21,601)         94,518       134,405
Realised gain on disposal of treasury shares                                        877,994               -             -
                                                                                   ________        ________     _________
Total recognised losses for the period                                              388,189         944,215     1,342,674
                                                                                   ________        ________     _________

Approved by the Board on 5th March, 1998

Ronan O'Caoimh
Jonathan O'Connell
Directors

CONSOLIDATED STATEMENT OF MOVEMENT IN SHAREHOLDERS' EQUITY
 FOR THE YEAR ENDED DECEMBER 31, 1997

                          Class 'A' Ordinary Shares           Class 'B' Ordinary Shares
                          -------------------------       ------------------------------------
                                              Share                        Share
                                            capital                      capital       Premium
                           Number of       IRL.0.01       Number of     IRL.0.01     in excess
                              shares           each          shares         each        of par
                                                IRL.                        IRL.          IRL.
Authorised                50,000,000        500,000           700,000      7,000
Issued:
Balance as
 at December
31, 1994                   9,317,151         93,171           700,000      7,000     13,119,775
Stock issued
for cash                      96,953            970                 -          -         89,030
Private
placement of
Class 'A' shares
for cash
(note 10(c))               4,284,713         42,847                 -          -      4,225,601
Options exercised            882,000          8,820                 -          -        313,370
Issue of shares for
services                      35,000            350                 -          -         24,479
Fair value
adjustment to Goodwill
arising on acquisition
of FHC                             -              -                 -          -              -
Share issue expenses               -              -                 -          -       (506,884)
Currency adjustment                -              -                 -          -              -
Profit and loss account            -              -                 -          -              -
Disposal of Treasury
Share                              -              -                 -          -              -

Balance as at
December 31, 1995         14,615,817        146,158           700,000      7,000     17,265,371

Stock Issued
for cash                     205,735          2,057                 -          -        209,145
Options exercised            589,211          5,892                 -          -        527,737
Class 'A' Warrants
exercised                    188,086          1,881                 -          -        351,024
Goodwill arising on
acquisition of
product line                       -              -                 -          -              -
Share issue expenses               -              -                 -          -        (50,977)
Currency adjustment                -              -                 -          -              -
Profit and loss
account                            -              -                 -          -              -
Disposal of Treasury
Shares                             -              -                 -          -              -

Balance as at
December 31, 1996         15,598,849        155,988           700,000      7,000     18,302,300

Class 'A' shares
issued for cash              175,548          1,755                 -          -        218,245
Class 'A' shares
issued for the
purchaseof Clark
Laboratories               1,427,142         14,272                 -          -      2,366,183
Class 'A' shares
issued for the
purchase of
financial asset              153,202          1,532                 -          -        254,006
Class 'A' Warrants
exercised                    396,065          3,961                 -          -        814,659
Options
exercised                  4,440,965         44,410                 -          -      3,017,856
Goodwill arising on
acquisition of Clark               -              -                 -          -              -
Goodwill arising on
acquisition of Centocor            -              -                 -          -              -
Share issue expenses               -              -                 -          -       (321,113)
Currency adjustment                -              -                 -          -              -
Profit and loss account            -              -                 -          -              -

Balance as
at December 31, 1997      22,191,771        221,918           700,000      7,000     24,652,136



                         Retained       Currency   Goodwill   Treasury
                          deficit     Adjustment    Reserve     Shares       Total        Total
                              IRL.           IRL.       IRL.       IRL.        IRL.         US$
Authorised
Issued:
Balance as
 at December
31, 1994               (4,975,852)    (69,911)   (6,928,342)  (419,287)    826,554
Stock issued
for cash                        -           -             -          -      90,000
Private
placement of
Class 'A' shares
for cash
(note 10(c))                    -           -             -          -   4,268,448
Options exercised               -           -             -          -     322,190
Issue of shares for
services                        -           -             -          -      24,829
Fair value
adjustment to Goodwill
arising on acquisition
of FHC                          -           -        (6,569)         -      (6,569)
Share issue expenses            -           -             -          -    (506,884)
Currency adjustment             -     (47,398)            -          -     (47,398)
Profit and loss
account                  (519,129)          -             -          -    (519,129)
Disposal of Treasury
Share                      60,313           -             -    174,703     235,016

Balance as at
December 31, 1995      (5,434,668)   (117,309)   (6,934,911)  (244,584)  4,687,057

Stock Issued
for cash                        -           -             -          -     211,202
Options exercised               -           -             -          -     533,629
Class 'A' Warrants
exercised                       -           -             -          -     352,905
Goodwill arising on
acquisition of
product line                    -           -      (118,042)         -    (118,042)
Share issue expenses            -           -             -          -     (50,977)
Currency adjustment             -     (21,601)            -          -     (21,601)
Profit and loss
account                  (468,204)          -             -          -    (468,204)
Disposal of Treasury
Shares                    877,994           -             -    244,584   1,122,578

Balance as at
December 31, 1996      (5,024,878)   (138,910)   (7,052,953)         -   6,248,547    8,885,434

Class 'A' shares
issued for cash                 -           -             -          -     220,000      312,841
Class 'A' shares
issued for the
purchaseof Clark
Laboratories                    -           -             -          -   2,380,455    3,385,007
Class 'A' shares
issued for the
purchase of
financial asset                 -           -             -          -     255,538      363,375
Class 'A' Warrants
exercised                       -           -             -          -     818,620    1,164,078
Options
exercised                       -           -             -          -   3,062,266    4,354,542
Goodwill arising on
acquisition of Clark            -           -    (4,394,639)         -  (4,394,639)  (6,249,177)
Goodwill arising on
acquisition of Centocor         -           -    (4,217,609)         -  (4,217,609)  (5,997,440)
Share issue expenses            -           -             -          -    (321,113)    (456,623)
Currency adjustment             -      94,518             -          -      94,518      134,405
Profit and loss account   849,697           -             -          -     849,697    1,208,711

Balance as
at December 31, 1997   (4,175,181)    (44,392)  (15,665,201)         -   4,996,280    7,104,711

 See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 1997


                                                               31 December      31 December      31 December    31 December
                                                                      1995             1996             1997           1997
                                                   Notes               IRL.             IRL.             IRL.           US$

Net cash outflow from operating activities         18            (498,548)        (2,122,964)       (989,779)   (1,407,466)
                                                                 ________         __________      __________    __________
Returns on investments and servicing of finance
Interest received                                                  83,001            226,488         102,124       145,221
Interest paid                                                     (15,741)           (10,580)       (123,296)     (175,327)
                                                                _________         __________      __________    __________
Net cash inflow and returns on investments
   and servicing of finance                                        67,260            215,908        (21,172)       (30,106)
                                                                _________         __________      _________     __________
Capital expenditure and financial investment
Purchase of tangible fixed assets                                 (87,612)          (275,179)     (2,450,386)   (3,484,449)
Purchase of intangible fixed assets                                  (237)            (7,068)       (212,777)     (302,569)
Purchase of financial fixed assets                                      -         (1,182,532)       (419,173)     (596,064)
Purchase of goodwill for product line
   net of deferred consideration                                        -            (43,192)        (75,758)     (107,728)
Loan to unconnected party                                               -           (262,121)         135,422      192,570
                                                                _________         __________      __________    __________
Net cash inflow (outflow) from investing activities               (87,849)        (1,770,092)     (3,022,672)   (4,298,240)
                                                                _________         __________      __________    __________
Acquisitions
Acquisition of subsidiary undertaking                                   -                  -     (3,216,318)    (4,573,604)
                                                                _________         __________     __________     __________
Cash outflow before use of liquid resources
  And financing                                                  (519,137)        (3,677,148)    (7,249,941)   (10,309,416)
                                                                _________         __________     ___________   ___________
Management of liquid resources                                    805,632            (20,436)        37,713         53,628

Financing
Loan from unconnected third party                                      -                   -        131,782        187,394
Sale of treasury shares                                                -           1,158,684              -              -
Issue of shares                                                4,680,638           1,069,281      3,015,585      4,288,162
Expenses paid in respect of share issues                        (427,027)            (50,977)      (321,113)      (456,623)
Capital element of finance lease payments                        (22,451)             (8,741)       (10,977)       (15,609)
Increase (decrease) in long term debt                            (53,841)            (28,238)     1,416,393      2,014,111
Issue of 4% convertible debenture                                      -                   -      2,020,638      2,873,347
                                                               _________          __________     __________     __________
Net cash inflow from financing                                 4,177,319           2,140,009      6,252,308      8,890,782
                                                               _________          __________     __________     __________
(Decrease) increase in cash                                    4,463,814          (1,557,575)      (959,920)    (1,365,006)
                                                               _________          __________     __________     __________
Reconciliation of net cash flow to movement in net funds
(Decrease) increase in cash                                    4,463,814          (1,557,575)      (959,920)    (1,365,006)
Decrease (increase) increase in long term debt                    53,841              28,238     (1,416,393)    (2,014,111)
(Decrease) increase in liquid resources                         (805,632)             20,436        (37,713)       (53,628)
Capital element of finance leases repaid                          22,451               8,741         10,977         15,609
                                                               _________          __________     __________     __________
Change in net funds resulting from cash flows                  3,734,474          (1,500,160)     (2,403,049)   (3,417,136)
                                                               _________          __________     ___________   ___________
New finance leases                                                     -                   -         (53,830)      (76,546)
Loans acquired with subsidiary undertakings                            -                   -      (1,136,497)   (1,616,099)
Other non cash movements                                         742,391             344,185         688,763       979,421
Translation difference                                           (16,562)           (198,000)       (128,143)     (182,219)
                                                               _________          __________     ___________   ___________
Movement in net funds in the year                              4,460,303          (1,353,975)     (3,032,756)   (4,312,579)
Funds at January 1                                               201,110           4,661,413       3,307,438     4,703,177
                                                               _________          __________     ___________   ___________
Net funds at December 31                                       4,661,413           3,307,438         274,682       390,598
                                                               _________          __________     ___________   ___________

Comparative amounts have been restated to reflect the requirements of FRS1 revised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997

1.   ACCOUNTING POLICIES
     The financial statements have been prepared in Irish Pounds under the historical cost convention and are in accordance with generally accepted
     accounting principles in Ireland.   The principal accounting policies
     adopted by the Group are as follows:

(a)  Basis of Consolidation
     The consolidated financial statements include the financial statements of the Company and its subsidiary undertakings made up to the end of the financial year. Where a subsidiary undertaking is acquired during the financial year the group financial statements include the attributable results from the date of acquisition up to the end of the financial year. All inter-company transactions and balances have been eliminated in the preparation of these consolidated financial statements.

(b)  Goodwill
     Goodwill arising on consolidation (representing the excess of the fair value of consideration for an acquisition over the fair value of the separable net assets acquired) is charged against reserves on acquisition.

(c)  Tangible Fixed Assets
     Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight line basis to write off the cost of the assets over their expected useful lives as follows:



 Leasehold improvements        5 - 10 years   Computer equipment        5 years
 Office equipment and fittings     10 years   Plant and equipment  5 - 10 years
 Buildings                         50 years



(d)  Intangible Assets
     Patents, licences and purchased intangibles are stated at cost and are amortised over the lesser of their expected useful lives or their statutory lives which range between 3 and 20 years.

     Research and development expenditure is written off as incurred.

(e)  Inventories
     Inventories are stated at the lower of cost and net realisable value on a first-in first-out basis. Cost includes all expenditure which has been incurred in bringing the products to their present location and condition, and includes an appropriate allocation of manufacturing
     overhead based on the normal level of activity.   Net realisable value
     is the estimated selling price of inventory on hand less all further costs to completion and costs expected to be incurred in marketing, distribution and selling.

(f)  Investments
     The company adopted Statement of Financial Accounting Standard (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities" at December 31, 1996. The company has classified long and short term marketable investment securities and certain investments as either held to maturity, trading or available for sale in accordance with the terms of SFAS No. 115. Realised gains and losses are determined using specific identification. Debt securities which the company has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortised cost.

     Debt and equity securities which are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with realised and unrealised gains and losses included in income for the period.

     Debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale securities and reported at fair value, with unrealised gains or losses reported in a separate component of shareholders' equity.

(g)  Sales and Revenue Recognition
     Sales of products are recorded as of the date of shipment. Sales represent the value of goods supplied to external customers and exclude sales taxes and discounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 (CONTINUED)

1.   ACCOUNTING POLICIES (Continued)

(h)  Pension Costs
     The Group operates a defined contribution pension scheme. Contributions to the scheme are expensed as incurred.

(i)  Leases
     Where tangible assets are financed by leasing agreements which give rights approximating to ownership ('finance leases'), they are treated as if they had been purchased outright at the present values of the minimum lease payments; the corresponding obligations are shown in the balance sheet as obligations under finance leases.

     The present value of the minimum payments under a lease is derived by discounting those payments at the interest rate implicit in the lease, and is normally the price at which the asset could be acquired in an arm's length transaction.

     Depreciation is calculated in order to write off the amounts capitalised over the estimated useful lives of the assets by equal annual instalments.

     The excess of the total rentals under a lease over the amount capitalised is treated as interest, which is charged to the profit and loss account in proportion to the amount outstanding under the lease.

     Leases other than finance leases are "operating leases" and the rentals thereunder are charged to the profit and loss account on a straight line basis over the periods of the leases.

(j)  Government Grants
     Research and development and training grants are credited to the profit and loss account against related expenditure in the period in which the expenditure is incurred.

(k)  Foreign Currency
     The  functional currency of the Company is the Irish pound.

     Foreign currency transactions are translated at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. The resulting gains and losses are included in the profit and loss account.

     The functional currency of the principal subsidiary undertakings is the U.S. Dollar. On consolidation the assets and liabilities of overseas subsidiary undertakings are translated into Irish Pounds using period end exchange rates and revenues and expenses are translated at average rates. All translation differences arising on consolidation are dealt with in reserves.

(l)  Expression of Financial Statements in US Dollars
     The translation of the financial statements into US dollars is solely for the convenience of the reader. The exchange rate used for translation was IRL.1.00 = US$1.4221, the closing rate on December 31, 1997. No representation is made that the Irish pound amounts have been, could have been, or could be converted into dollars at that rate or any other rate.

(m)  Advertising
     Advertising expense is charged to the profit and loss account in the period in which the expense is incurred.

(n)  Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 (CONTINUED)



        2.   CURRENT INVESTMENTS     31 December  31 December  31 December
                                            1996         1997         1997
                                            IRL.         IRL.          US$
             Listed abroad               402,591    1,018,033    1,447,643
                                         _______    _________    _________
                                         402,591    1,018,033    1,447,643
                                         _______    _________    _________


     At December 31, 1996, the Company adopted SFAS No. 115 'Accounting for Certain Investments in Debt and Equity Securities'. As a result current investments have been classified as trading securities and reported at fair value. As discussed in the accounting policy for investments on page 30, SFAS 115 requires trading investments to be marked to market with the resulting gain/loss taken through the statement of operations. This treatment is a departure from Irish accounting rules where current investments are normally carried at the lower of cost and net realisable value. Some companies, however, carry current investments at market value in which case any unrealised gains and losses should be accounted for in a revaluation reserve which would form part of shareholders' equity. In the opinion of the board the adoption of SFAS 115 is necessary to present a true and fair view so that readily marketable investments held by the company as short term current investments would be correctly classified at market value. The impact of adopting SFAS 115 is an increase of IRL.541,423 (US$769,904), (1996:IRL.87,435) to current year 'other operating income'.



          3.   INVENTORIES           31 December  31 December  31 December
                                            1996         1997         1997
                                            IRL.         IRL.          US$
               Raw materials             104,183    1,622,158    2,306,709
               Work in progress           97,470      421,962      600,029
               Finished goods            108,701      531,855      756,298
                                         _______      _______      _______
                                         310,354    2,575,975    3,663,036
                                         _______      _______      _______


     The replacement cost of inventory is not materially different from that stated.


4.   ACCOUNTS RECEIVABLE AND PREPAYMENTS

      (Amounts falling due within one year)    31 December  31 December  31 December
                                                      1996         1997         1997
                                                      IRL.         IRL.          US$

      Debtors                                      735,992    2,886,203    4,104,181
      Prepayments                                  360,415      776,972    1,104,854
      Value Added Tax                               41,038      142,101      202,068
      Called up share capital not paid              65,234      517,624      736,061
      Loan to unconnected party                    262,121      126,699      180,166
      Grants receivable                            317,500      129,043      183,499
      Amounts due from escrow arrangement          311,625      877,501    1,247,806
      Other debtors                                      -       98,834      140,542
                                                 _________    _________    _________
                                                 2,093,925    5,554,977    7,899,177
                                                 _________    _________    _________

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 (CONTINUED)


                                         31 December  31 December  31 December
                                                1996         1997         1997
                                                IRL.         IRL.          US$
5.   INTANGIBLE ASSETS
        Cost
        Patents and Licenses                 323,870      618,119      878,965
                                             _______      _______      _______
                                             323,870      618,119      878,965

        Less Accumulated Amortisation      (299,225)    (354,288)    (503,797)
                                             _______      _______      _______
                                              24,645      263,831      375,168
                                             _______      _______      _______


   6.   PROPERTY PLANT AND EQUIPMENT   31 December  31 December  31 December
                                              1996         1997         1997
                                              IRL.         IRL.          US$
        Cost
        Land & Buildings                         -    2,496,230    3,549,639
        Leasehold Improvements             235,024      235,838      335,362
        Computer & Office Equipment        115,683      369,435      525,337
        Plant and Equipment                993,414    2,772,852    3,942,995
                                           _______      _______      _______
                                         1,344,121    5,874,355    8,353,333

        Less Accumulated Depreciation    (593,219)  (1,795,474)  (2,553,164)
                                           _______      _______      _______
                                           750,902    4,078,881    5,800,169
                                           _______      _______      _______


     Certain of the company's assets were acquired under finance lease arrangements. The balance outstanding on these leases at December 31, 1997 was IRL.42,853. The depreciation charge in respect of these assets is included in the overall depreciation charge for the year.

     Mortgages amounting to IRL.1,452,848 (US$2,065,950) are secured by a charge over the Company's new plant in Bray, Ireland and a charge over the Company's existing plant in Jamestown, New York.

7.   FINANCIAL ASSETS

                                         31 December  31 December  31 December
                                                1996         1997         1997
                                                IRL.         IRL.          US$
  Investment in Selfcare Inc. (at cost)    1,565,228    1,391,403    1,978,575
  Unlisted investment in CLI Oncology              -      428,046      608,682
                                            ________     ________     ________
                                           1,565,228    1,819,449    2,587,257
                                            ________     ________     ________


In 1996, Trinity acquired 778,622 of the shares of Common Stock of Selfcare, Inc. ("Selfcare"), in a series of purchase transactions involving subsidiaries of Trinity, from Enviromed plc in August and November 1996. Title to these shares was being disputed by Selfcare Inc. however as of March 6, 1998, Trinity entered into an agreement with Selfcare whereby the parties agreed that Trinity shall have title to 80% of the shares of Selfcare stock in dispute, amounting to 622,898 shares of Selfcare Common Stock. The lawsuit has been dismissed with prejudice. Of the total, 120,000 shares are classified under current investments whilst the remaining 502,898 are classified under financial assets. The market value of the Selfcare listed investment on the basis of overseas stock exchange quotation was IRL.4,367,001 (US$6,209,875).

The percentage of the Common Stock of Selfcare Inc current held by Trinity is 6%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 (CONTINUED)

8.   ACCOUNTS PAYABLE AND ACCRUED EXPENSES

(Amounts falling due within one year)     31 December  31 December  31 December
                                                 1996         1997         1997
                                                  IRL.        IRL.          US$
Trade creditors                               908,787    2,628,715    3,738,032
Income tax deducted under PAYE                  7,462       21,471       30,532
Employee related social insurance               4,017       18,421       26,195
Accrued liabilities                           276,433    1,789,924    2,545,273
Provision for litigation                      149,700            -            -
Obligations under finance leases                    -       14,612       20,778
Long term debt - current portion                    -      157,520      223,993
Deferred consideration - current portion      412,440      692,533      984,782
Deferred income                                     -      842,401    1,197,894
                                             ________     ________     ________
                                            1,758,839    6,165,597    8,767,479
                                             ________     ________     ________


     Included in the line "Deferred Consideration - current portion" at December 31, 1997 is an amount of IRL.Nil (1996: IRL.382,696) was due in respect of the purchase of the shares in Selfcare Inc.

     In December 1996, the company purchased a product line from another diagnostic company. Under the terms of the purchase agreement $125,000 of the total consideration of $250,000 is being paid by a two year loan note with an interest rate of 8%. Repayments under the loan note are made on a monthly basis. All of the balance due of IRL.41,990 is due within one year from the balance sheet date and is included in the line "Deferred Consideration - current portion".

     In June 1997, the Company purchased the entire share capital of Centocor UK Holdings Ltd ("Centocor"). Under the terms of the purchase agreement IRL.2,076,173 of the total consideration of IRL.4,129,403 is being paid by a three year loan note with an interest rate of 7.5%. Repayments under the loan will be made in three equal annual instalments commencing on December 31, 1998. Included in the line "Deferred Consideration - current portion" is an amount of IRL.650,543, which is deferred consideration arising on the acquisiton of Centocor. The remaining balance of IRL.1,425,630 has been classified under long term liabilities.


9.   LONG TERM LIABILITIES                                 31 December  31 December  31 December
     (Amounts falling due after more than one year)               1996         1997         1997
                                                                  IRL.         IRL.          US$
     4% convertible debenture                                        -    2,020,638    2,873,347
     Bank loans                                                      -    2,531,200    3,599,365
     Loan from unconnected party                                     -      131,782      187,394
     Lease creditors                                                 -       28,241       40,159
     Deferred consideration (see note 9)                        45,106    1,425,630    2,027,246
                                                                ______       ______      _______
                                                                45,106    6,137,491    8,727,511
                                                                ______       ______      _______


     In connection with the acquisition of Centocor UK Holdings Ltd. On June 25, 1997, the Company completed a private placement of US$3,000,000 principal amount of convertible debentures. The Debentures bear interest at the rate of 4% per annum, payable quarterly, and mature on December 24, 1999. The Debentures are convertible into 'A' Ordinary Shares of the Company at a price equal to the lower of (i) the average closing bid price of the Company's ADRs on the five trading days prior to conversion, subject to a discount which ranges from 10% for conversions made within the first 120 days after issuance to 22.5% for conversions made on or after 181 days after issuance, or (ii) $3.78. Under Irish GAAP the conversion of the debentures will be accounted for under FRS 4 "Capital Instruments". When the debentures are converted, the amount recognised in shareholders' funds in respect of the shares issued should be the amount at which the liability for the debt is stated as at the date of conversion. No gain or loss should be recognised on conversion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 (CONTINUED)


10.  CALLED UP SHARE CAPITAL

(a) Class 'B' Ordinary Shares initially have two votes per share and have rights to participate in dividends and in any liquidation or sale of Trinity Biotech plc as if each Class 'B' Ordinary Share were two Class 'A' Ordinary Shares.

(b) In October 1994, the Company completed the acquisition of DDI which involved an exchange of shares in which holders of DDI Common Stock received American Depository Receipts representing one Class 'A' Ordinary Share of Trinity for each share of DDI Common Stock. Holders of DDI Series B Preferred Stock received American Depository Receipts representing 2.78 Class 'A' Ordinary Shares of Trinity for each share of DDI Series B Preferred Stock. Holders of DDI 10% Exchangeable Convertible Preferred Stock received American Depository Receipts representing 2.33 Class 'A' Ordinary Shares of Trinity for each share of DDI 10% Preferred Stock. A total of 2,596,888 Trinity shares have been issued to the DDI shareholders as at December 31, 1997, December 31,
     1996 - 2,593,167.   A further 72,892 will be issued upon the
     presentation of DDI share certificates for exchange into Trinity shares.

(c) In June, 1995, the Company completed the first part of a private placement, issuing 2,038,000 'A' Ordinary Shares for cash. In October and December, 1995, the Company completed subsequent parts of the private placement, issuing 1,669,284 and 577,429 'A' Ordinary Shares for cash respectively.

(d) In February 1997, the Company completed the acquisition of Clark Laboratories Inc. ("Clark") which involved an exchange of shares in which holders of Clark Common Stock received 'A' Ordinary Shares representing 334 Class 'A' Ordinary Shares for each share of Clark Common Stock. A total of 1,427,142 Trinity Shares were issued as a result of the acquisition. In addition as part of the acquisition, 153,202 Class 'A' Ordinary Shares were issued to purchase 85 shares in CLI Oncology.

(e) Since its organisation Trinity has not declared or paid dividends on its 'A' Ordinary Shares. Trinity anticipates, for the foreseeable future, that it will retain any future earnings in order to fund the business operations of the Company. The Company does not, therefore, anticipate paying any cash or share dividends on its 'A' Ordinary Shares in the foreseeable future.

     Any cash dividends or other distributions, if made, are expected to be made in Irish pounds, although the Articles of Association provide that dividends may be declared and paid in U.S. Dollars.

11.  SHARE OPTIONS AND WARRANTS

     Under the terms of Trinity's Founder Plan and Employee Share Option Plan options to purchase 3,127,208 Class 'A' Ordinary Shares were outstanding at December 31, 1997. Under the plans, options over a further 8,372,792 Class 'A' Ordinary Shares are available for grant. Under the plans options are granted to officers, employees and consultants of the Company at the discretion of the compensation committee of the Board of Directors. In addition the Company granted warrants over 481,704 Class 'A' Ordinary Shares in the Company to agents of the Company who were involved in the Company's private placements in 1994 and 1995 and the debenture issue in 1997. A further warrant over 100,000 Class 'A' Ordinary Shares was granted to agents of the Company. At December 31, 1997 234,549 warrants were still outstanding.

     The Company has Class 'A' and Class 'B' Warrants, which were issued as part of its Initial Public Offering in 1992. On October 21, 1997 the Company's Class 'A' Warrants expired. This resulted in the cancellation of 805,849 unexercised Warrants. At December 31, 1996 1,201,914 Class 'A' Share Warrants were outstanding. At December 31, 1997 Share Warrants are outstanding on 1,279,151Class 'B' Warrants, December 31, 1996 - 883,086, that the company issued in connection with its initial public offering in October 1992.

     During the year 396,065 Class 'A' Warrants were exercised resulting in the issue of 396,065 Class 'A' Ordinary Shares and 396,065 Class 'B' Warrants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 (CONTINUED)

11.  SHARE OPTIONS AND WARRANTS (Continued)

     In 1995 the terms of the warrants were amended as follows: Each Class 'A' Warrant entitled the holder, until the date which is five years after the Effective Date (October 21, 1992), to purchase from the Depository, for a price of $3.00, one ADS representing one Class 'A' Ordinary Share and one Class 'B' Warrant. Each Class 'B' Warrant entitles the holder beginning on the Effective Date until the date which is six years after the Effective Date to purchase one ADS representing one Class 'A' Ordinary Share of the Company at an exercise price of $4.00. The Warrants are redeemable during the exercise period upon notice from the Company, at a price of $.10 per Warrant during the exercise period, upon 30 days written notice, provided that the average closing bid price of the ADSs equalled or exceeded $6.50 in the case of the Class 'A' Warrants or exceeds $9.00 in the case of the Class 'B' Warrants for 30 consecutive trading days.

     As of December 31, 1997 1,282,722 Options were exercisable. The share options and warrants outstanding at December 31, 1997 were as follows:


                        Options & Warrants        'A' Warrants        'B' Warrants
                          Shares      Range        Shares  Range     Shares   Range
Outstanding                             US$                  US$                US$
  January 1, 1995      3,004,753  1.00-3.75     1,390,000   3.00    695,000    4.00
  Granted              2,456,702  0.50-2.00             -      -          -       -
  Exercised            (882,000)  0.50-2.25             -      -          -       -
  Cancelled            (842,284)  0.90-3.63             -      -          -       -
                        ________   ________      ________   ____   ________    ____

  December 31, 1995    3,737,171  0.50-3.75     1,390,000   3.00    695,000    4.00

  Granted              1,743,700  0.50-5.00             -      -    188,086    4.00
  Exercised            (794,946)  0.50-3.38     (188,086)   3.00          -       -
  Cancelled            (168,000)  0.90-4.56             -      -          -       -
                        ________   ________      ________   ____   ________    ____

  December 31, 1996    4,517,925  0.50-5.00     1,201,914   3.00    883,086    4.00

  Granted              3,284,797  0.50-2.10             -      -    396,065    4.00
  Exercised          (4,440,965)  0.50-2.10     (396,065)   3.00          -       -
  Cancelled                    -         --     (805,849)   3.00          -       -
                        ________   ________      ________   ____   ________    ____

  December 31, 1997    3,361,757  0.50-5.00             -      -  1,279,151    4.00
                        ________   ________      ________   ____   ________    ____


12.  ANALYSIS OF REVENUE, OPERATING INCOME, MAJOR CUSTOMERS AND ASSETS

  b)   The distribution of revenue by geographical area was as follows:


                               31 December  31 December  31 December  31 December
                                      1995         1996         1997         1997
                                      IRL.         IRL.         IRL.          US$
Ireland                            616,311      661,005    2,050,055    2,915,178
United States                    5,575,191    3,566,192    8,584,811   12,207,601
United Kingdom                           -            -    1,201,567    1,708,629
                                  ________     ________     ________     ________
Total operating income (loss)    6,191,502    4,227,197   11,836,433   16,831,408
                                  ________     ________     ________     ________

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 (CONTINUED)

12.  ANALYSIS OF REVENUE, OPERATING INCOME, MAJOR CUSTOMERS AND ASSETS
     (Continued)

  b) The distribution of revenue by customers' geographical area was as follows:


                            31 December  31 December  31 December  31 December
                                   1995         1996         1997         1997
                                   IRL.         IRL.         IRL.          US$
 U.S.A.                       5,575,191    3,566,194    8,510,754   12,102,292
 Central and South America      351,124      152,784      514,042      730,968
 Asia                           154,114      240,980    1,046,096    1,487,548
 Europe                          85,310      133,218    1,291,830    1,836,983
 Africa                          25,763      108,591      405,834      577,096
 Ireland                              -       25,430       67,877       96,521
                               ________     ________     ________     ________
                              6,191,502    4,227,197   11,836,433   16,831,408
                               ________     ________     ________     ________


   c) The distribution of operating income (loss) by geographical area was as follows:


                               31 December  31 December  31 December  31 December
                                      1995         1996         1997         1997
                                      IRL.         IRL.         IRL.          US$
Ireland                        (1,124,499)  (1,071,338)  (1,491,643)  (2,121,115)
United States                      538,110      387,226    1,810,921    2,575,130
United Kingdom                           -            -      551,591      784,362
                                  ________     ________     ________     ________
Total operating income (loss)    (586,389)    (684,112)      870,869    1,238,375
                                  ________     ________     ________     ________


   d) The distribution of consolidated total assets by geographical area was as follows:

                       31 December  31 December  31 December  31 December
                              1995         1996         1997         1997
                              IRL.         IRL.         IRL.          US$
Ireland                  4,952,874    5,153,519    9,599,911   13,651,074
United States              779,546    2,898,974    6,201,904    8,819,107
United Kingdom                   -            -    1,497,553    2,129,520
                         _________    _________   __________   __________
Total assets             5,732,420    8,052,493   17,299,368   24,599,701
                         _________    _________   __________   __________


   e) Trinity operates in one business segment, the market for rapid diagnostic tests for infectious diseases and other medical conditions (pregnancy).

     In the year ended December 31, 1997 37% (December 31, 1996 73%, December 31, 1995 85%) of the Company's revenue was from a major pharmaceutical company and the balance was from the sale of the groups diagnostic kits to various local and national distributors.

13. PROFIT (LOSS) ON ORDINARY ACTIVITIES
    BEFORE TAXATION

                                                     31 December  31 December  31 December  31 December
                                                            1995         1996         1997         1997
Directors' emoluments                                       IRL.         IRL.         IRL.          US$
   Fees                                                        -            -            -            -
   Remuneration                                          450,742      369,127      453,340      644,649
Auditors' remuneration                                    25,000       25,000       40,000       56,880
Depreciation                                              96,968      101,323      308,440      438,602
Amortisation                                              58,063        7,937        5,790        8,233
Operating lease rentals in respect of premises            92,406       94,500      167,690      238,455
Research and development grants                                -    (317,500)    (187,500)    (266,625)
                                                         _______    _________    _________    _________
                                                         723,179      280,387      787,760    1,120,191
                                                         =======    =========    =========    =========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 (CONTINUED)

14. EXCEPTIONAL ITEMS
                                                         31 December  31 December  31 December  31 December
                                                                1995         1996         1997         1997
                                                                IRL.         IRL.         IRL.          US$
Administrative expenses
Licence fee payable                                        (179,222)           -             -            -
Provision for litigation                                          -     (208,800)            -            -
Exchange gain (loss)                                              -     (230,272)       67,892       96,542
                                                            _______      _______       _______      _______

                                                           (179,222)    (439,072)       67,892       96,542
                                                            _______      _______       _______      _______
Other operating income
Gain on investments                                         528,042      344,185       541,523      769,904
                                                            _______      _______       _______      _______


     Due to adverse movements in the exchange rate between the IRL. and the US$ at December 31, 1996, the Company incurred a significant unrealised exchange loss on the translation of US$ into IRL. for reporting purposes. In accordance with FRS 3 the exchange loss was disclosed as an exceptional item. In the current year there was a favourable movement in the exchange rate between the IRL. and the US$ and to be consistent this exchange gain has been disclosed as an exceptional item.

     At December 31, 1996, the Company made a provision to cover pending litigation at that time. In accordance with FRS 3 the charge for litigation and related costs was disclosed as an exceptional item.

     Included in "Other operating income - Gain on investments" is an amount of IRL.539,358 (US$766,967) which is an unrealised gain in investments resulting from the application of SFAS 115 in the year ended December 31, 1997, December 31, 1996 - IRL.87,435.


15. INCOME TAXES

     (a) There was no income tax charge due to losses incurred.

     (b) The distribution of profits (losses) before taxes by geographical area was as follows:


                                                         31 December  31 December  31 December  31 December
                                                                1995         1996         1997         1997
                                                                 IRL.         IRL.        IRL.          US$
Ireland                                                     (1,082,175)    (968,287) (1,457,737)  (2,072,902)
United States                                                  563,046      500,084   1,785,148    2,538,480
United Kingdom                                                       -            -     522,286      742,691
                                                              ________     ________      _______   _________
Total profits (losses) before taxation                        (519,129)    (468,204)     849,697   1,208,269
                                                              ________     ________      _______   _________


     (c) The tax effects of temporary differences that give rise to significant portions of deferred tax assets relate principally to net operating losses in the amount of IRL.1,782,370 (December 31, 1996 IRL.4,502,150). There are no significant deferred tax liabilities as of December 31, 1997. The valuation allowance for deferred tax liabilities at December 31, 1997 was IRL.1,782,370 (December 31, 1996 IRL.4,502,150).

     At December 31, 1997, the Company had Irish net operating losses of IRL.7,401,000. The utilisation of these net operating loss carryforwards is limited to the future operations of the Company in the tax jurisdiction in which they arose. These losses carry forward indefinitely.

     At December 31, 1997, the Company had U.S. net operating loss carryforwards of approximately $10million for U.S. federal income tax purposes, which will expire in 2008 if not previously utilised. Utilisation of the U.S. net operating loss carryforward may be subject to an annual limitation due to the change in ownership rules provided by the Internal Revenue Code of 1986. This limitation and other restrictions provided by the Internal Revenue Code of 1986 may reduce the net operating loss carryforward such that it would not be available to offset future taxable income of the U.S. subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 (CONTINUED)


16.  NET PROFIT (LOSS) PER SHARE

(a)  Basic earnings per share

     Net profit (loss) per share is computed by dividing the profit (loss) on ordinary activities after taxation of IRL.849,697 (US$1,208,269), December 31, 1996 loss IRL.468,204 and December 31, 1995 loss IRL.519,129, for the financial period by the weighted average number of ordinary shares in issue of 19,108,363, December 31, 1996 - 16,119,559 and December 31, 1995 -
     11,135,753.

(b)  Diluted earnings per share

     Diluted earnings per share is computed by dividing the adjusted profit on ordinary activities after taxation of IRL.1,088,664 (US$1,548,080) by the fully diluted weighted average number of ordinary shares in issue of 24,405,603.

     The diluted earnings per share presented for prior years is the same as the basic earnings per share for those periods as outstanding options and warrants have not been included as they would be anti-dilutive.

17.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION


                                         31 December  31 December  31 December  31 December
                                               1995         1996         1997       1997
                                               IRL.         IRL.         IRL.        US$

(a)  Cash paid for:
     Interest                                     -            -            -            -
     Income taxes                                 _            _            _            _
                                             ______       ______    _________    _________
                                                  -            -            -            -
                                             ______       ______    _________    _________
(b)  Purchase of tangible fixed assets
     Additions to tangible fixed assets      87,612      275,179    2,504,216    3,560,995
     Less new finance leases                      -            -      (53,830)     (76,546)
                                            _______      _______    _________    _________
                                             87,612      275,179      450,386    3,484,449
                                            _______      _______    _________    _________


(c)  Management of liquid resources

     Cash flows from the use of liquid resources have primarily arisen from the sale of equity investments.


18.  RECONCILIATION OF OPERATING                     31 December  31 December  31 December  31 December
     PROFIT (LOSS) TO NET CASH OUTFLOW                      1995         1996         1997         1997
     FROM OPERATING ACTIVITIES                              IRL.         IRL.         IRL.          US$


     Operating profit (loss)                            (586,389)    (684,112)     870,869    1,238,375
     Depreciation and amortisation                       155,031      109,260      314,230      446,835
     Unrealised exchange loss                                  -      198,000            -            -
     Loss on disposal of tangible fixed assets            42,431            -            -            -
     Provision for legal costs                                 -      149,700            -            -
     Profit on investments                              (528,042)    (344,185)    (435,563)    (619,371)
     Licence fee payable                                 179,222            -            -            -
     (Increase) decrease in debtors and prepayments      263,696   (1,540,602)  (1,402,711)  (1,994,655)
     Increase (decrease) in creditors                    (32,284)      188,315     (19,830)     (28,198)
     (Increase) decrease in inventory                       (839)    (142,104)    (317,597)    (451,623)
     Translation adjustments                               8,626      (57,236)         823        1,171
                                                        ________   __________     ________   __________
     Net cash outflow from operating activities         (498,548)  (2,122,964)    (989,779)  (1,407,466)
                                                        ________   __________     ________   __________

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 (CONTINUED)

19.  ANALYSIS OF NET FUNDS

                   31 December  Cashflow   Acquisitions  Non-cash   Exchange 31 December  31 December
                          1996                            changes  movements        1997         1997
                       IRL.        IRL.          IRL.      IRL.      IRL.           IRL.          US$


Cash
                    2,904,847    (959,920)           -         -    43,295    1,988,222    2,827,251
Liquid resources      402,491     (37,713)           -   688,763   (35,608)   1,018,033    1,447,643
Long term debt
 - current portion          -    (157,520)           -         -         -     (157,520)    (223,993)
Long term debt              -  (1,258,873)  (1,136,497)        -  (135,830)  (2,531,200)  (3,599,365)
Finance leases              -      10,977            -   (53,830)        -      (42,853)     (60,937)
                    _________  __________   __________   _______  ________   __________   __________
Net funds           3,307,438  (2,403,049)  (1,136,497)  634,933  (128,143)     272,682      390,599
                    _________  __________   __________   _______  ________   __________   __________

                   31 December  Cashflow   Acquisitions  Non-cash   Exchange 31 December  31 December
                          1995                            changes  movements        1996         1996
                       IRL.       IRL.          IRL.          IRL.    IRL.          IRL.          US$


Cash                4,660,422  (1,557,575)         -          -   (198,000)    2,904,847    4,130,692
Liquid resources       37,970      20,436          -    344,185        -         402,491      572,484
Long term debt
 - current portion    (28,238)     28,238          -          -        -               -            -
Long term debt              -           -          -          -        -               -            -
Finance leases         (8,741)      8,741          -          -        -               -            -
                    _________  __________    _______    _______   ________     _________    _________
Net funds           4,661,413  (1,500,160)         -    344,185   (198,000)    3,307,438    4,703,176
                    _________  __________    _______    _______   ________     _________    _________

                   31 December  Cashflow   Acquisitions  Non-cash   Exchange  31 December  31 December
                          1994                            changes  movements         1995         1995
                        IRL.      IRL.          IRL.        IRL.      IRL.           IRL.         US$


Cash                  197,313   4,463,814          -          -       (705)    4,660,422    6,627,120
Liquid resources      117,068    (805,632)         -    742,391    (15,857)       37,970       53,993
Long term debt
 - current portion    (54,407)     53,841          -    (27,672)         -       (28,238)     (40,154)
Long term debt        (27,672)          -          -     27,672          -             -            -
Finance leases        (31,192)     22,451          -          -          -        (8,741)     (12,430)
                      _______   _________    _______    _______    _______     _________    _________
Net funds             201,110   3,734,474          -    742,391    (16,562)    4,661,413    6,628,529
                      _______   _________    _______    _______    _______     _________    _________

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 (CONTINUED)

19.  ACQUISITION OF SUBSIDIARY UNDERTAKINGS

     On 1 January 1997 the Company acquired the entire issued share capital of Clark Laboratories, Inc. for a total consideration of IRL.5,312,951 (US$7,550,016). The consideration was satisfied by cash and the issue of shares by the Company to the common stock holders of Clark Laboratories, Inc. Acquisition expenses amounted to IRL.76,039 (US$108,127). On 1 July 1997 the Company acquired the entire issued share capital of Centocor UK Holdings Limited for a total consideration of IRL.4,129,403 (US$5,872,011). The consideration was satisfied by cash and deferred consideration. Acquisition expenses amounted to IRL.76,212 (US$108,373)


                                   Clark     Centocor         Total       Total
                            Laboratories  UK Holdings
                                     Inc          Ltd
                                    IRL.         IRL.          IRL.         US$
Investments                      130,380            -      130,380      185,400
Tangible fixed assets            791,226      251,428    1,042,654    1,482,654
Intangible assets                      -       31,464       31,464       44,742
Stocks                         1,064,578      771,004    1,835,582    2,610,197
Debtors                          678,864      937,676    1,616,540    2,298,720
Creditors                     (1,746,736)  (2,079,778) (3,826,514)   (5,441,303)
                              __________  ____________  __________  ___________
Net assets (liabilities)         918,312      (88,206)     830,106    1,180,410

Goodwill                       4,394,639    4,217,609    8,612,248   12,246,617
                              __________  ____________  __________  ___________
Consideration                  5,312,951    4,129,403    9,442,354   13,427,027
                              __________  ____________  __________  ___________

SATISFIED BY:
Cash payment including costs   1,200,835    2,054,354    3,255,189    4,628,879
Cash acquired                    (37,747)      (1,124)     (38,871)     (55,275)
                              __________  ____________  __________  ___________
Net cash outflow               1,163,088    2,053,230    3,216,318    4,573,604

Loans acquired                 1,136,497            -    1,136,497    1,616,099
Shares issued                  2,380,455            -    2,380,455    3,385,007
Option consideration             632,911            -      632,911      899,999
Deferred considerations                -    2,076,173    2,076,173    2,952,318
                              __________  ____________  __________  ___________
Consideration                  5,312,951    4,129,403    9,442,354   13,427,027
                              __________  ____________  __________  ___________


     The subsidiary undertakings acquired during the year contributed IRL.374,491 (US$532,526) to the Companies net operating cash flows, paid IRL.111,193 (US$158,116) in respect of returns on investments and servicing of finance, utilised IRL.451,560 (US$642,118) for capital expenditure and financial investment, and had inflows of IRL.179,117 (US$254,704) from increases in long term debt.

     Goodwill written off during the year in respect of acquisitions of subsidiary undertakings amounted to IRL.8,612,248 (US$12,246,617) and comprises:


                                Book Revaluations  Accounting       Other    Other     Fair Consideration    Goodwill     Goodwill
                              Values                   Policy     Adjust.  Adjust.   Values
CLARK LABORATORIES INC          IRL.         IRL.        IRL.        IRL.     IRL.     IRL.          IRL.        IRL.          US$
Tangible fixed assets        874,666    (83,440)A           -           -        -  791,226
Intangible fixed assets      553,880   (553,880)B           -           -        -        -
Investments                  130,380            -           -           -        -  130,380
Working capital            1,098,888            -  (854,700)C  (247,482)G        -  (3,294)
                           _________   _________   _________   _________   _______  _______   __________  __________   __________
                           2,657,814    (637,320)   (854,700)   (247,482)        -  918,312   (5,312,951) (4,394,639)  (6,249,177)
                           _________   _________   _________   _________   _______  _______   __________  __________   __________

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 (CONTINUED)

20. ACQUISITION OF SUBSIDIARY UNDERTAKINGS


                           Book   Revaluations   Accounting   Other      Other         Fair  Consideration   Goodwill     Goodwill
                          Values                     Policy  Adjust.    Adjust.      Values
                                                  Alignment                            IRL.      IRL.           IRL.        US$
                          IRL.         IRL.          IRL.      IRL.      IRL.
CENTOCOR UK HOLDINGS
  LIMITED
Tangible fixed assets   1,014,693   (763,265)D         -          -            -    251,428
Intangible fixed assets   110,456          -           -    (78,992)B          -     31,464
Working capital         1,621,458          -    (781,938)E  (71,951)F (1,138,667)G (371,098)
                        _________ __________  __________   ________    _________   ________   __________    __________  ___________
                        2,746,607   (763,265)   (781,938)  (150,943)  (1,138,667)   (88,206)  (4,129,403)   (4,217,609)  (5,997,440)
                        _________ __________  __________   ________   __________   _______    __________    __________  ___________
Total                   5,404,421 (1,400,585) (1,636,638)  (398,425)  (1,138,667)  (830,106)  (9,442,354)   (8,612,248) (12,246,617)
                        _________ __________  __________   ________   __________   ________   __________    __________  ___________

   The book value of the assets and liabilities shown above have been taken from the management accounts of the acquired businesses at the dates of acquisition.

 The fair value adjustments above principally arise for the following reasons:


 A. Revaluation representing the restatement of freehold property acquired to estimated market value.
 B. Write down of capitalised intangibles following assessment of their realisable value.
 C. Write down of stock following an assessment of the realisable value of finished goods, work in progress and raw materials and reflection of group policy in respect of recognition of sales income.
 D. Write down of fixed assets following a physical verification exercise and assessment of the realisable value of certain assets.
 E. Write down of stock following an assessment of the realisable value of finished goods, work in progress and raw materials.
 F. Write down of debtors following an assessment of the estimated recoverable value.
 G. Recognition of unprovided amounts in respect of onerous contracts and other liabilities.

19. PRE-ACQUISITION PROFIT AND LOSS DETAILS PERTAINING TO CERTAIN ACQUISITIONS (Unaudited)

     The unaudited US$ and StgL. profit and loss details have been translated at the year end 1997 at the US Dollar and sterling rates of US$1.4245 to IRL.1 and StgL.0.89 to IRL. respectively. The financial information has been prepared in accordance with generally accepted accounting practices and under the accounting policies of the companies prior to acquisition.

                                     Clark Laboratories Inc.  Clark Laboratories Inc.
Acquisition date                             1 January 1997            1 January 1997
Previous year end                              30 June 1996              30 June 1996
                                                       IRL.                       US$
Profit after taxation
I July 1996 to 31 December 1996                    171,371                    243,690
Year ended 30 June 1996                            166,718                    237,073

ADDITIONAL DISCLOSURES - PRE-ACQUISITION PERIOD

SUMMARISED PROFIT AND LOSS STATEMENTS
Turnover                                         1,593,949                  2,266,595
                                                   _______                    _______
Operating loss                                     (59,396)                   (84,461)
Interest and other income                          353,855                    503,182
Interest payable and similar charges               (59,882)                   (85,152)
                                                   _______                    _______
Profit on ordinary activities before taxation      234,577                    333,569
Taxation                                           (63,206)                   (89,879)
                                                   _______                    _______
Profit on ordinary activities after taxation       171,371                    243,690
                                                   _______                    _______

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 (CONTINUED)

20. PRE-ACQUISITION PROFIT AND LOSS DETAILS PERTAINING TO CERTAIN ACQUISITIONS (Unaudited) (Continued)


The profit attributable to ordinary shareholders for the pre-acquisition period is the same as the total recognised gains and losses for that period.

                                               Centocor UK Holdings Ltd. Centocor UK Holdings Ltd.
Acquisition date                                            1 July 1997               1 July 1997
Previous year end                                      31 December 1996          31 December 1996
                                                                   IRL.                       US$
Profit after taxation
1 January 1997 to 30 June 1997                                  164,049                   233,278
Year ended 31 December 1996                                    (53,932)                  (76,691)

ADDITIONAL DISCLOSURES - PRE-ACQUISITION PERIOD

SUMMARISED PROFIT AND LOSS STATEMENTS
Turnover                                                      2,181,264                 3,101,757
                                                                _______                   _______
Operating profit                                                159,466                   226,761
Interest and other income                                         6,708                     9,539
Interest payable and similar charges                            (2,125)                   (3,022)
                                                                _______                   _______
Profit on ordinary activities before taxation                   164,049                   233,278
Taxation                                                              -                         -
                                                                _______                   _______
Profit on ordinary activities after taxation                    164,049                   233,278
                                                                _______                   _______


     The profit attributable to ordinary shareholders for the pre-acquisition period is the same as the total recognised gains and losses for that period.

22. COMMITMENTS AND CONTINGENCIES

(a)  Capital Commitments
     The capital commitments of the Group were as follows:

                                                     31 December  31 December  31 December
                                                            1996         1997         1997
                                                            IRL.         IRL.          US$
     Contracted for                                            -    1,050,000    1,493,100
     Authorised, not contracted for                            -      150,000      213,300
                                                         _______      _______      _______
                                                               -    1,200,000    1,706,400
                                                         _______      _______      _______


(b) Operating lease commitments payable during the next twelve months amount to IRL.281,831 (US$400,764) payable on the lease of buildings at Dublin, Ireland which expires after more than five years and at Guildford, United Kingdom which expires in more than five years.


     Future minimum operating and finance lease commitments with non cancellable terms in excess of one year are as follows:

                                     Operating Leases      Finance Leases
                                          IRL.        US$     IRL.      US$
               1998                    281,831    400,764   19,215   27,324
               1999                    281,831    400,764   23,512   33,434
               2000                    281,831    400,764      126      179
               2001                    281,831    400,764        -        -
               Later years           3,945,634  5,610,696        -        -
                                     ---------  ---------  -------  -------
                                     5,072,958  7,213,752   42,853   60,937
                                      ________   ________   ______   ______


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 (CONTINUED)

22. COMMITMENTS AND CONTINGENCIES (Continued)

(c) During 1995 the Company entered into a licence agreement which provided for the back payment of royalties on sales of the Company's pregnancy test. The agreement also provided for the payment of royalties on future sales of certain products of the Company.

(d) A portion of sales to Warner-Lambert under the Supply Agreement, ranging from $.26 to $.28 per test (depending on annual unit volumes) was required to be deposited into an escrow account until the escrow account totalled $2.5 million, exclusive of interest income, which occurred in May 1995. If there are no claims for a period of three years, escrowed funds are to be released at the rate of $1 million after the end of such period and $500,000 per year thereafter, of which 50% will be paid to Trinity Biotech Inc and 50% to ABI. If there is a claim and funds are dispersed from the escrow account, it is to be reimbursed at a rate of $0.20 per test.
     During 1997 IRL.500,000 (US$711,000), (1996 IRL.311,625, 1995 IRL.Nil) of
     escrow funds have been recognised as revenue.

(e) Under agreements between group companies and Forbairt, grants amounting to IRL.505,500 (US$718,110) are receivable which may be revoked, cancelled or abated in certain circumstances. At December 31, 1997 the company was in compliance with the terms of the grant.

(f) Under agreements between group companies and The Irish Trade Board, a loan amounting to IRL.131,782 (US$187,394) is payable which may be payable in full in certain circumstances. At December 31, 1997 the company was in compliance with the terms of the loan.

(g) The Company has guaranteed the bank borrowings of subsidiary undertakings up to the amount of IRL.2,688,720 (US$3,823,360).

(h) Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of certain of its subsidiary undertakings in the Republic of Ireland for the financial year to 31 December, 1997 and as a result such subsidiary undertakings have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986.

23.  SIGNIFICANT CONCENTRATIONS AND BUSINESS RISKS

(a) The Company maintains cash and cash equivalents with various financial institutions. These financial institutions are located in a number of countries and Company policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy.

     The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

(b) The Company maintains current investments and financial assets with various financial institutions. These financial institutions are located in a number of countries and Company policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy.

     The carrying amount reported in the balance sheet for current investments and financial assets approximates its fair value.

(c) Trinity's pregnancy products are supplied by one supplier. Although there are a limited number of manufacturers of similar pregnancy products, management believes that other suppliers could adapt to provide similar products on comparable terms. The time required to locate and qualify other suppliers, however, could cause a delay in supply that may be financially disruptive to the Company.

(d) At the present time a significant proportion of Trinity's revenues are derived from sales to a single customer. These sales are governed by a three year supply agreement which commenced in September 1995 and has been extended to September 2001. Management believes that significant revenues will be earned from this customer in the future, however, if the supply agreement were to lapse it would result in financial disruption to the Company. For the year ended December 31, 1997 37% (1996: 73%, 1995: 85%) of total sales were sales made to this single customer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 (CONTINUED)

24.  PENSION SCHEME

     The Group operates a defined contribution pension scheme for its full-time employees. The benefits under this scheme are financed by Group and employee contributions. Total contributions made by the Group in the financial period and charged against income amounted to IRL.181,704 (US$258,383), December 31, 1996 IRL.38,187 and December 31,
     1995 IRL.20,100.


25.  DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES

     The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland ("Irish GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). These differences relate principally to the following items and the material adjustments are shown in the table set out below;

   (1)  Stock Compensation:
     For the purposes of the US GAAP reconciliation the Company has adopted APB 25 in relation to the accounting for the issue of share options to employees. The Company does not intend to change this accounting treatment.

     In contrast to Irish GAAP, US GAAP requires that the grant of share options exercisable at prices per share less than the fair market value of the shares at the time of grant of the options be accounted for as compensation expense to be recognised over the related vesting period.

   (2)  Goodwill:
     Under Irish GAAP, goodwill may be either written off immediately on completion of the acquisition against shareholders' equity, or capitalised in the balance sheet and amortised through the income statement on a systematic basis over its useful economic life. Under US GAAP, accounting for goodwill as an offset against shareholders' equity is not permitted; rather, goodwill must be amortised over the period of its expected useful life, subject to a maximum write off period of 40 years, through the income statement. For the purposes of the reconciliation a useful life of 10 years has been adopted for goodwill.

     The carrying value of goodwill arising on the acquisition of subsidiaries is reviewed on each balance sheet date on the basis of estimated future profits. If the review indicates a shortfall in the estimated future profits then the goodwill is written down by the amount of the shortfall. Management believe no adjustment to the carrying value is required in the current period.

   (3)  Cash Flow Statements:
     The cash flow statement prepared in conformity with the Irish Financial Reporting Standard Number 1 is set out on page 29. A cash flow statement prepared under FAS 95 is shown below. The company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

   (4)  Share Capital Not Paid:
     Under Irish GAAP, unpaid share capital is classified as a receivable under current assets. Under US GAAP, share capital receivable should be reported as a reduction to Shareholders' Equity.

   (5)  Recognition of Escrow Income
     Under Irish GAAP, the Company has recognised as revenue amounts due to be released from an Escrow account in 1997 and 1996. Under US GAAP such amounts are not recognisable until received. See Note 22(d).

   (6)  Accounting for the Impairment of Long-Lived Assets
     The Company reviews its long-term assets when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the purposes of this US GAAP reconciliation, in 1996, the Company adopted FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of." SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The adoption of SFAS 121 did not affect the Company's financial position or results of operations.

   (7)  Statement of Recognised Gains and Losses
     The Statement of Recognised Gains and Losses on page 27 is a statement required under Irish GAAP. This statement is not required by US GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 (CONTINUED)

25.  DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES (Continued)

   (8)  Earnings per share
     In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share. Statement 128 replaced the calculation of primary and fully diluted earnings per share, basic earnings per share excludes the dilutive effects of options, warrants and convertible securities. Diluted earnings per share is similar to the previously reported fully diluted earnings per share. The US GAAP earnings per share amounts for all periods conform to Statement 128 requirements.



CUMULATIVE EFFECT ON                                            31 December   31 December   31 December
SHAREHOLDERS' EQUITY                                                   1996          1997          1997
                                                                       IRL.          IRL.           US$
Total shareholders' equity before
Minority Interests under Irish GAAP                               6,248,547     4,996,280     7,104,711
US GAAP adjustments:
Goodwill                                                          5,357,620    12,783,762    18,178,706
Share capital not paid                                             (65,234)     (517,624)     (736,061)
Adjustment for amount due from escrow account                     (311,625)     (877,501)   (1,247,806)
                                                                   ________       _______     _________
Shareholders' equity under US GAAP                               11,229,308    16,384,917    23,299,550
                                                                   ________       _______     _________

EFFECT ON NET PROFIT (LOSS)                                31 December  31 December  31 December  31 December
                                                                  1995         1996         1997         1997
                                                                  IRL.         IRL.         IRL.          US$
Profit (loss) on ordinary activities after taxation
under Irish GAAP                                             (519,129)    (468,204)      849,697    1,208,269
US GAAP adjustments:
Goodwill amortisation                                        (693,327)    (693,491)  (1,186,106)  (1,686,643)
Stock compensation                                           (252,958)    (167,511)    (469,765)    (668,006)
Adjustment for amount due from escrow account-                            (311,625)    (500,000)    (711,000)
                                                              ________     ________     ________     ________
Loss under US GAAP                                         (1,465,414)  (1,640,831)  (1,306,174)  (1,857,380)
                                                              ________     ________     ________     ________

Basic and diluted loss per ordinary share                       (0.13)       (0.10)       (0.07)       (0.10)
Weighted average number of shares                           11,135,753   16,119,559   19,108,363   19,108,363

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 (CONTINUED)

25.  DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES (Continued)


CONSOLIDATED STATEMENT OF CASH FLOWS                                       31 December  31 December  31 December  31 December
FOR THE PERIOD ENDED DECEMBER 31, 1997                                            1995         1996         1997         1997
                                                                                  IRL.         IRL.         IRL.          US$
Operating Activities
Net profit (loss)                                                             (519,129)    (468,204)      849,697    1,208,269
Adjustments to reconcile net profit (loss) to cash
provided (required) by operating activities;
Depreciation and amortisation                                                  155,031      109,260       314,230      446,835
Loss on disposal of tangible fixed assets                                       42,431            -             -            -
Unrealised exchange loss                                                             -      198,000             -            -
Provision for legal costs                                                            -      149,700             -            -
Purchases of trade investments                                                       -     (315,155)            -            -
Disposals of trade investments                                                       -      294,719        37,713       53,628
Gain on investments                                                           (528,042)    (344,185)     (435,563)    (619,371)
Licence fee payable                                                            179,222            -             -            -
(Increase) decrease in accounts receivable and prepayments                     263,696   (1,540,602)   (1,402,711)  (1,994,655)
Increase (decrease) in accounts payable & accrued expenses                     (32,284)     188,315       (19,830)     (28,198)
(Increase) Decrease in inventory                                                  (839)    (142,104)     (317,597)    (451,623)
Translation adjustments                                                          8,626      (57,236)          823        1,171
                                                                             _________   __________    __________   __________
Net cash inflow (outflow) from operating activities                           (431,288)  (1,927,492)     (973,238)  (1,383,944)
                                                                             _________   __________    __________   __________
Investing activities
Acquisition of subsidiary undertakings                                               -            -    (3,216,318)  (4,573,604)
Payment for patents and deferred development costs                                (237)      (7,068)     (212,777)    (302,569)
Payment for tangible fixed assets                                              (87,612)    (275,179)   (2,450,386)  (3,484,449)
Payment for financial fixed assets                                                   -   (1,182,532)     (419,173)    (596,064)
Disposals of trade investments                                                 805,632            -             -            -
Purchase of product line
 net of deferred consideration                                                       -      (43,192)      (75,758)    (107,728)
Loan to unconnected party                                                            -     (262,121)      135,422      192,570
                                                                             _________   __________    __________   __________
Net cash inflow (outflow) from investing activities                            717,783   (1,770,092)   (6,238,990)  (8,871,844)
Financing Activities                                                         _________   __________    __________   __________
Sale of treasury shares                                                              -    1,158,684             -            -
Issue of ordinary share capital including premium                            4,680,638    1,069,281     3,015,585    4,288,162
Expenses paid in connection with share issue                                  (427,027)     (50,977)     (321,113)    (456,623)
Repayment of long term debt                                                    (53,841)     (28,238)     (947,182)  (1,346,893)
Increase in long term debt                                                           -            -     2,363,575    3,361,004
Capital element of finance lease payments                                      (22,451)      (8,741)      (10,977)     (15,609)
Issue of 4% convertible debenture                                                    -            -     2,020,638    2,873,347
Loan from unconnected third party                                                    -            -       131,782      187,394
                                                                             _________    _________     _________    _________
Net cash inflow from financing                                               4,177,319    2,140,009     6,252,308    8,890,782
                                                                             _________    _________     _________    _________
Effect of exchange rate changes on cash                                           (705)    (198,000)       43,295       61,565
                                                                             _________   __________     _________   __________
Increase/(decrease) in cash and cash equivalents                             4,463,109   (1,755,575)     (916,625)  (1,303,441)
                                                                             _________   __________     _________   __________
Cash and cash equivalents at beginning of year                                 197,313    4,660,422     2,904,847    4,130,692
Cash and cash equivalents at end of year                                     4,660,422    2,904,847     1,988,222    2,827,251
                                                                             _________   __________     _________   __________

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 (CONTINUED)


25.  DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES (Continued)

     NON CASH TRANSACTIONS
     In December 1996, the Company purchased a product line from another diagnostic company. Under the terms of the purchase agreement US$125,000 of the total consideration of US$250,000 is being paid by a two year loan note with an interest rate of 8%. Repayments under the loan note are made on a monthly basis. The total amount due at December 31, 1997 of IRL.74,850 is classified under short term liabilities.

     In June 1997, the Company purchased the entire share capital of Centocor UK Holdings Limited. Under the terms of the purchase agreement IRL.2,076,173 of the total consideration of IRL.4,129,403 is being paid by a three year loan note with an interest rate of 7.5% (Deferred Consideration). Repayments under the loan will be made in three equal annual instalments commencing on December 31, 1998.

     SHARE OPTION SCHEME - ADDITIONAL INFORMATION REQUIRED BY SFAS 123
     The company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, where the exercise price of the Company's employee stock options is less than the market price of the underlying stock on the grant date, compensation expense in recognised in the US GAAP reconciliation over the vesting period.

     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for theses options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:


                                                     1995   1996   1997
         Expected option life (years)                 4.5    4.5    4.5
         Risk-free weighted average  interest rate    6.1%   6.9%   7.9%
         Stock price volatility                     0.831  0.831  0.631
         Dividend yield                                 0%     0%     0%


     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortised to expense over the options' vesting period. The Company's pro forma information follows:


                                            31 December   31 December  31 December
                                                  1996           1997         1997
                                                   IRL.          IRL.          US$
Pro forma net profit (loss)                  (2,628,564)      429,998      611,458

Pro forma basic and diluted loss per share        (0.14)         0.02         0.03

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 (CONTINUED)

25.  DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES (Continued)


SHARE OPTION SCHEME - ADDITIONAL INFORMATION REQUIRED BY SFAS 123 (CONTINUED)


A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                         1995 Weighted-Average       1996 Weighted-Average   1997 Weighted-Average
                                        Options Exercise Price      Options Exercise Price  Options Exercise Price
Outstanding-beginning of year                  2,887,284 $1.06             3,305,467 $0.62         4,333,376 $1.67
     Granted                                   2,142,467 $0.79             1,743,700 $2.94         3,234,797 $1.15
     Exercised                                 (882,000) $0.71             (547,791) $0.64       (4,440,965) $0.70
     Forfeited                                 (842,284) $2.45             (168,000) $3.24                       -

Outstanding-end of year                        3,305,467 $0.62             4,333,376 $1.67         3,127,208 $2.51

Exercisable at end of year                       611,132 $1.05             1,033,289 $0.91         1,282,722 $2.19

Weighted average fair value
of options granted during the year                       1.187                         2.46                    1.53


     The weighted average remaining contractual life of options outstanding at December 31, 1997 is 8.1 years.

     A summary of the range of prices for the Company's stock options for the year ended December 31 1997 follows:



Option price     Outstanding      Weight. Av.      Weight. Av.                       Exercisable        Weight. Av.
   range        No. of Shares   exercise price     contractual      No. of Shares    Weight. Av.        contractual
                                                  life remaining                    exercise price    life remaining
$0.50 - $0.75       1,095,539            $0.51         8.8 years          234,204            $0.55         8.9 years
$0.75 - $1.15         125,333            $0.90         6.9 years          107,066            $0.90         6.9 years
$1.13 - $1.69         500,000            $1.50           8 years          333,332            $1.50           8 years
$1.69 - $2.53       1,151,336            $1.94         9.2 years          493,954            $1.90         9.3 years
$2.53 - $3.80          30,000            $2.75         8.3 years           10,000            $2.75         8.3 years
$3.80 - $5.00         225,000            $4.66         8.3 years          104,166            $4.63         8.3 years


INVESTMENTS
The following is a summary of trading securities:

                                                   Gross         Gross       Estimated
                                     Cost     Unrealised    Unrealised            Fair
                                                   Gains        Losses           Value
December 31, 1997
U.S. Equity securities            409,579       544,770         35,866         918,483
Other Equity securities           148,319             -         48,769          99,550
                                   ______        ______         ______          ______
                                  557,898       544,770         84,635       1,018,033
                                   ______        ______         ______          ______

December 31, 1996
U.S. Equity securities            153,940        79,106         10,455         222,591
Other Equity securities           161,216        18,784              -         180,000
                                   ______        ______         ______          ______
                                  315,156        97,890         10,455         402,591


     The gross realised gains on sales of available-for-sale securities 1996 totalled IRL.344,185 (US$582,361).

     The Company had no "available for sale" or "held to maturity securities" as December 31, 1997 or December 31, 1996.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1996 (CONTINUED)


25.  DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES (Continued)


     FAIR VALUES OF FINANCIAL INSTRUMENTS
     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

     Investment securities:   The values for marketable equity securities are
     based on quoted market prices.

     Long and short-term debt: The carrying amounts of the Companies borrowings approximate their fair value.
     The carrying amounts and fair values of the Company's financial instruments at December 31, 1997 are as follows:



                                            Carrying       Fair
                                              Amount      Value
                                                IRL.       IRL.
                Cash and cash equivalents  1,988,222  1,988,222

                Investment Securities
                 Marketable equities       1,018,033  1,018,033

                Short term debt              692,533    692,533

                Long term debt             6,137,491  6,137,491


     The market value of the Selfcare listed investment on the basis of overseas stock exchange quotation was IRL.4,367,001 (US$6,209,825). Selfcare Inc. was disputing title to these shares, however as of March 6, 1998, Trinity entered into an agreement with Selfcare and the lawsuit has been dismissed with prejudice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 (CONTINUED)

26.  GROUP UNDERTAKINGS

                                                               Principal Country
     Name and                                                    of incorporation    Group
  registered office                    Principal activity         and operation    %  holding
Holding Company

Trinity Biotech plc                     Investment
Bray Business Park                      and holding
Bray                                    company                        Ireland
Co. Wicklow, Ireland

Subsidiary Undertakings

Trinity Biotech Inc.                    Sale of pregnancy              U.S.A.        100%
(Formerly Disease Detection             and diagnostic tests
  International Inc.)
Girts Road
Jamestown
New York, USA

Trinity Biotech (USA) Corp.             Non-trading                    U.S.A.        100%
(Formerly Clark
Laboratories Inc.)
Girts Road
Jamestown
New York, USA

FHC Corporation                         Non-trading                    U.S.A.        100%
Girts Road
Jamestown
New York, USA

Trinity Biotech Manufacturing Limited   Manufacture and sale           Ireland       100%
Bray Business Park                      of diagnostic test kits
Bray
Co. Wicklow, Ireland

Trinity Research Limited                Research and                   Ireland       100%
Bray Business Park                      development
Bray
Co. Wicklow, Ireland

Trinity Biotech Sales Limited           Non - Trading                  Ireland       100%
Bray Business Park
Bray
Co. Wicklow, Ireland

Flambelle Limited                       Non-trading                    Ireland       100%
16 Fitzwilliam Place
Dublin, Ireland

Eastcourt Limited                       Non-trading                    UK            100%
Chichester House
278/282 High Holborn
London, UK

Trinity Biotech UK Holdings Ltd         Holding Company                UK            100%
(Formerly Centocor UK Holdings Ltd)
Captia House
Shalford
Guildford
Surrey, UK

Trinity Biotech UK Ltd                  Manufacture and                UK            100%
(Formerly Centocor UK Ltd)              sale of diagnostic
Captia House
Shalford
Guildford
Surrey, UK

                                   SIGNATURES

Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorised.



                             TRINITY BIOTECH PLC




Dated: October 9, 1998      By: /s/ JONATHAN O'CONNELL
                                -----------------------------
                                MR. JONATHAN  O'CONNELL
                                DIRECTOR/
                                CHIEF FINANCIAL OFFICER