Form 20-F/A
period 1999-12-31
TRINITY BIOTECH PLC
filed 2000-04-05
CIK 888721

                                   FORM 20-F/A

                                   (MARK ONE)

         [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

         [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED: DECEMBER 31, 1999

                         COMMISSION FILE NUMBER: 0-22320

                               TRINITY BIOTECH PLC
 ................................................................................
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     IRELAND
 ................................................................................
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                  IDA BUSINESS PARK, BRAY, CO. WICKLOW, IRELAND
 ................................................................................
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
             SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO
                           SECTION 12 (B) OF THE ACT:

                                      NONE
 ................................................................................
                                (TITLE OF CLASS)
                   NAME OF EACH EXCHANGE ON WHICH REGISTERED:

                                      NONE
 ................................................................................
                                (TITLE OF CLASS)
             SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO
                           SECTION 12 (G) OF THE ACT:

                           AMERICAN DEPOSITORY SHARES
           (REPRESENTING `A' ORDINARY SHARES, PAR VALUE 1 IRISH PENNY)
 ................................................................................
                              (TITLE OF EACH CLASS)
        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
                           SECTION 15 (D) OF THE ACT:

                                      NONE
 ................................................................................
                              (TITLE OF EACH CLASS)

  INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF
   CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL
   REPORT: 28,905,832 CLASS 'A' ORDINARY SHARES AND 700,000 CLASS 'B'
                                ORDINARY SHARES.

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED
   TO BE FILED BY SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT
  WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING
                       REQUIREMENTS FOR THE PAST 90 DAYS.

                          YES   X                 NO
                              -----                  -----

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW:

                        ITEM 17               ITEM 18   X
                                -----                 -----

ITEM 1
                                    BUSINESS

Trinity Biotech plc ("Trinity" or the "Company") develops, manufactures and markets rapid diagnostic test kits used for the clinical laboratory, point-of-care ("POC"), and self-testing ("OTC") segments of the diagnostic market. The Company's rapid tests provide fast and accurate results designed for home (OTC) and doctor's office (POC) use. In addition, the Company manufactures and markets a range of diagnostic test kits used in clinical laboratories to detect infectious diseases and autoimmune disorders. The Company markets over 120 different diagnostic products in over 75 countries.

Trinity was incorporated as a public limited company (plc) registered in Ireland in 1992. The Company commenced operations in 1992 and in October 1992, completed an initial public offering of its securities in the United States. The Company has expanded its product base through internal development and acquisitions in the areas of pregnancy, infectious disease and autoimmune products. Trinity now markets these products in the United States and in over 74 countries worldwide through a network of national and international distributors. Trinity has manufacturing facilities in Bray, Ireland and in Jamestown, New York in the U.S.

Over the past two years, Trinity has made 6 acquisitions of diagnostic businesses the details of which are set out below. Four of these acquisitions have been for solely EIA plate businesses; one has been for a rapid test and EIA plate business and one for an EIA and IFA business. Through these acquisitions and new products added through in-house research and development, Trinity now has a comprehensive portfolio of over 120 products including 12 rapid tests.

ACQUISITION OF MARDX DIAGNOSTICS INC

On February 29, 2000, Trinity acquired all the outstanding share capital of MarDx Diagnostics Inc. (MarDx) of Carlsbad, California for a consideration of $4 million. MarDx is a world leader in the development and manufacture of diagnostic products, known as Western Blots, which confirm the primary diagnosis of certain infectious diseases. Their principal product is a Western Blot test for Lyme disease, which is an infection carried by deer ticks. The disease manifests itself as a multi-system inflammatory disease that affects the skin, joints and nervous system. If diagnosed and treated early with antibiotics, Lyme disease is readily cured.

The MarDx test was the first Lyme Western Blot assay to receive FDA clearance and remains the leading selling test in the US. Most of the revenues are generated in the USA. The acquisition of MarDx gives Trinity an excellent position in the Western Blot segment of the infectious disease market. Western Blot confirmatory testing is a natural extension to Trinity's EIA products and the MarDx Western Blot technology and manufacturing capability can be extended to other confirmatory test.

ACQUISITION OF THE MICROTRAK(TM) PRODUCT LINE

In September 1998, the MicroTrak(TM) product line was purchased from the Syva Company, a subsidiary of Dade Behring, Inc. ("Dade Behring"). The purchase consideration, net of acquisition costs, was US$12 million, which was satisfied by cash and bank borrowings of US$4.9 million and a two year loan note of US$5.616 million. US$2.7 million of the loan note was paid in 1999 with the balance of US$2.916 million to be paid in October 2000. The MicroTrak(TM) product line is comprised of two tests for Chlamydia trachomatis ("Chlamydia") as well as tests for other sexually transmitted diseases. The first Chlamydia test uses standard microtitre EIA plate technology and the other utilises immunofluoresence ("IFA") technology on a slide. Other IFA products acquired are tests for CMV, Herpes, and Gonorrhea. All of these products are FDA cleared for sale and marketing in the US. The tests are being distributed in the US through Wampole Laboratories and by Dade Behring in Europe, Asia, Canada, Africa and Latin America.

ACQUISITION OF THE INFECTIOUS DISEASE DIAGNOSTIC BUSINESS OF CAMBRIDGE DIAGNOSTICS IRELAND LIMITED

In September 1998, the infectious disease diagnostic business of Cambridge Diagnostics Ireland Limited ("Cambridge"), a subsidiary of Selfcare Inc., was acquired by Trinity for a consideration of US$4.2 million, net of acquisition costs. The consideration was satisfied by 555,731 shares of Selfcare Inc. common stock owned by Trinity, 300,000 shares of Enviromed PLC owned by Trinity and US$230,000 in cash. The product range comprises three tests for the diagnosis of HIV antibodies in whole blood. Two are rapid POC tests and are for use in doctors' offices, emergency rooms, field sites, clinics, and other POC situations. The third product (Recombigen(TM)) is a microtitre EIA plate assay, which is used for diagnosis of HIV in clinical and reference laboratories. As part of this transaction, Trinity has acquired the rights to certain recombinant antigens which are used in other retroviral diagnostic products cleared for sale and marketing in the US by the FDA and which will enhance the performance characteristics of Trinity's Uni-Gold(TM) HIV test. In addition, this gives TriniTY access to significant HIV testing markets, such as India and Central and East Africa, where the Company previously had minimal presence. bioMerieux has challenged licence rights granted to Trinity as part of this acquisition and has commenced legal proceedings against Trinity and Selfcare (see Item 3 Legal Proceedings). Management of the Company does not believe that an adverse ruling in this matter would have a material adverse effect on the business of the Company.

ACQUISITION OF THE MACRA LP(A)(TM) PRODUCT LINE

In July 1998, Trinity acquired from Strategic Diagnostics, Inc. an assay that measures Lipoprotein (a) ("Lp(a)"), a powerful predictor of premature atherosclerosis and coronary heart disease. The Lp(a) test, called Macra Lp(a), is the only Lp(a) method cleared for sale and marketing in the US by the FDA for both diagnosis and risk assessment of coronary heart disease. Trinity sells Macra Lp(a) in the US through Wampole Laboratories. The consideration was US$1.26 million satisfied by way of an up front payment of US$600,000 in cash and a balancing cash payment due on February 29, 2000.


ACQUISITION OF THE MICROZYME(TM) PRODUCT LINE

In June 1998, Trinity acquired the MicrozymeTM product line for hormones and drugs of abuse from Diatech Diagnostics Inc. ("Diatech"), a Boston-based diagnostics company which is a subsidiary of Healthcare Technologies Inc. Trinity paid US$1.534 million net of acquisition costs, of which US$0.35 million was paid in cash and the balance of US$1.3 million was satisfied with a loan note. US$600,000 of loan note was paid in January and June 1999 and the balance of $584,000 was paid in December 1999. This acquisition introduces a range of complementary tests to Trinity's existing product portfolio. The products are now manufactured in Trinity's facility in Jamestown, New York. The Directors expect increased revenues through cross marketing of the MicrozymeTM products to their existing distribution network and sales of Trinity's products to the MicrozymeTM distributors. The acquisition provides immediate access to new distributors in countries where the Company is not currently represented, the main countries being Ukraine, Lithuania, Honduras and Equador. The MicrozymeTM product line uses standard microtitre EIA plate technology and includes EIA tests for hormones such as TSH, T3, T4, and drugs of abuse, including cocaine and opiates. Trinity already manufactured tests using a similar base technology, which facilitated the technology transfer from Diatech to Trinity. The MicrozymeTM tests are all FDA cleared for sale and marketing in the US.

ACQUISITION OF CENTOCOR UK HOLDINGS LIMITED

In June 1997, Trinity purchased the entire outstanding share capital of Centocor UK Holdings Limited, a company based in Guildford in the U.K. Centocor develops manufactures and markets infectious disease and auto-immune diagnostic tests in micro titre enzyme linked immunoassay ("EIA") plate format. The company operated out of a 17,000 square foot FDA and ISO 9001 approved facility in Guildford, however, in quarter 1 of 1998, the entire operation was transferred to Trinity's new manufacturing facility in Bray, Ireland. As a result of this integration, the Company has closed the facility in the U.K. Certain of the Centocor's tests are FDA cleared for sale and marketing in the US including tests for Toxoplasmosis, Rubella, Syphilis and Herpes Simplex Virus 2. The tests are marketed in the United States, Europe, and Central and South America. Trinity paid $5.5 million for the business in the form of cash and loan notes.

ACQUISITION OF CLARK LABORATORIES

In February 1997 Trinity acquired all the outstanding share capital of Clark Laboratories Inc., ("Clark"), based in Jamestown, New York. The company, doing business as Trinity Biotech (USA) ("Trinity USA") manufactures and markets a range of enzyme linked immunoassays (EIAs), microtitre plates for the detection of infectious diseases and auto-immune disorders. Trinity USA sells most of its products to Wampole Laboratories, a division of Carter Wallace, Inc. ("Carter Wallace") for which it has an exclusive supply agreement entered into in December 1995, for all Trinity USA's FDA cleared test kits (approximately 45 kits). Since the acquisition Trinity has consolidated its existing U.S. pregnancy marketing activities into Trinity USA's facilities in Jamestown, New York.

DISPOSAL OF SUPPLY AGREEMENT FOR OVER-THE-COUNTER PREGNANCY TESTS

In September 1998, the Company disposed of its interest in the Supply Agreement between Trinity Biotech Inc., Applied Biotech Inc. and Warner Lambert to Sybron Inc, a US diagnostics company, for a consideration of US$3,000,000. Revenues under the supply agreement in 1998 amounted to US$5,723,000.

PRINCIPAL MARKETS

The primary market for Trinity's tests is the U.S. During fiscal 1999 the Company sold 62% (US$16,161,680) (1998 US$16,600,770 or 72%) of product in the
U.S. Sales to non U.S. (principally European and Asian) countries represented 38% (US$9,942,943) during fiscal 1999 and 28% (US$6,568,750) during fiscal 1998.

PRINCIPAL PRODUCTS

General

Trinity's product range comprises three distinct types of test kit - rapid diagnostic tests, in a card format, EIA tests, on a microtitre plate format and IFA tests, on a slide format. Each type targets a specific user market, be it the POC and OTC market for rapid tests, or clinical laboratories market for the more traditional microtitre EIA plate tests.

All of Trinity's products are immunoassays. Immunoassays are medical diagnostic procedures based upon the interaction of "antigens" and "antibodies". In general, antigens are foreign substances (including certain drug complexes, infectious bacteria, or viruses), which stimulate production of antibodies by the immune system for the purpose of protecting the body from the foreign substance. Each type of antibody has a unique molecular structure which enables it to bind with a specific antigen to form an antigen-antibody complex. Immunodiagnostic testing makes use of the known characteristics of antigen-antibody binding to determine the concentration of a particular substance in the body by means of testing blood samples, urine or other body fluids.

1.   Rapid Tests

a.   Uni-Gold(TM) and Capillus

Trinity's Uni-Gold(TM) one step assays detect antibodies to various infectious diseases and conditions in serum and plasma or whole blood based on the principle of an immuno-chromatographic assay. In an immuno-chromatographic assay, the sample travels up a membrane strip activating reagents in the process and, where the sample is positive, allowing a colour forming reaction visible by eye. Each test device (card) contains a plastic backed membrane strip and absorber pads in a disposable plastic housing. The housing has two openings: the smaller forms the sample application well and the larger contains the test and control region. Trinity currently markets five products based on this technology, Uni-Gold(TM) HIV, Uni-Gold(TM) Hepatitis B, Uni-Gold(TM) hCG (pregnancy),UNI-GOLD(TM) Strep A and Uni-Gold H. pylori. In December 1996, Trinity filed a pre-market application ("PMA") with the U.S. Food and Drug Administration ("FDA") for clearance to sell its Uni-Gold(TM) HIV test in the United States for use in the POC segment of the market. The FDA has made several requests for additional information, which have been and are currently being addressed by the Company. There are no assurances that the Company will get clearance from the FDA to market this test in the United States. Trinity received a 510(k) clearance from the FDA for its Uni-Gold Strep A test in the second quarter of 1999. Trinity's Uni-Gold(TM) hCG has already received a 510(K) clearance from the FDA and is currently being marketed in the U.S. in clinics and doctors offices under the Uni-Gold(TM) brand. The Company received an FDA 510(k) clearance for its Uni-Gold H. pylori test in the firST quarter of 2000. The Company has decided not to file for approval to sell its Uni-Gold Hepatitis B test in the United States at this time, however the test, which is manufactured in Ireland, is approved for sale in 5 other countries outside of the United States. Trinity's Capillus HIV is a one step HIV test using latex on a plastic slide as an indicator of the presence of HIV antibodies. During 1999, Trinity's Uni-Gold(TM) and Capillus produCT range had revenues of US$3 million dollars.

b.   SeroCard(TM)/SalivaCard(TM) HIV

SeroCard(TM)/SalivaCard(TM) are rapid HIV tests. These products are blood and saliva based card tests using blood, serum or saliva obtained by pricking a finger with a needle, or collecting saliva by means of a patented saliva collection device owned by Trinity. These are easy-to-use, seven-minute tests and are packaged in the form of test kits consisting of a card and vials containing reagents, which are applied to the card. Successful clinical trials were completed during 1994 and 1995 and distributors have been appointed in over 40 countries for SeroCard(TM) and 25 countries for SalivaCard(TM). Sales of these products have been made to date in Ireland, the UK, Greece, Estonia, Ukraine, Portugal, Russia, Finland, Thailand, China, the UAE, Pakistan, Nepal, India, Guatemala, Venezuela, Mexico, South Africa, Ivory Coast, Uganda, Kenya and Nigeria. Trinity's SeroCard and SalivaCard products had revenues of US$516,000 in 1999.

2.   EIA Tests

EIA tests are conducted on plates that can typically enable 96 separate tests to be conducted simultaneously. Each well is an individual patient test and the tests are generally run in a laboratory as a batch. Each well is coated with an antibody or antigen depending on the analyte being tested for. When the test is run, the first step is to add the sample and a reaction binds the antibody and antigen to the well wall. After the removal of interfering substances through washing, a colour-forming reagent is added and the result read on an instrument with the colour indicating the result.

EIA tests make up the largest proportion of sales, accounting for over US$20.7 million in 1999. Through a combination of acquisition and in-house development, the Company manufactures and markets in excess of 100 types of microtitre EIA tests in the following areas:

a.   Sexually transmitted diseases

This category of tests includes tests for Chlamydia, Syphilis and HIV and represents one of Trinity's largest revenue generators, with 1999 revenues totalling US$9 million. Chlamydia is the most common sexually transmitted disease with an estimated 5 million new cases of infection each year in the US alone. Clinical studies show that many people infected with Chlamydia demonstrate no symptoms. Chlamydia can make men infertile and in women, if left untreated, can cause pelvic inflammatory disease, abnormal pregnancies, miscarriages and infertility. Trinity's test for Chlamydia is the leading EIA test world-wide. In addition, the Company's test for Syphilis is approved for use by blood banks in the US.

b.   Pregnancy related diseases

Trinity manufactures tests for intra-uterine infections caused by the TORCH group of diseases. This group of diseases consists of Toxoplasmosis, Rubella, CMV and Herpes. These diseases can cause serious complications during pregnancy. Revenues of Trinity's TORCH range in 1999 amounted to US$3.9 million. Toxoplasmosis is a common disease and many infections are asymptomatic or accompanied by only mild illness. In extreme cases it can cause infectious Mononucleosis and complications such as Meningoencephalitis, Pneumonitis and Myocarditis. Congenital Toxoplasmosis can cause foetal abnormalities and miscarriage. Rubella causes a mild rash but is of importance because of the damage it may cause to the foetus if contracted during pregnancy. CMV causes pulmonary infection and if congenitally contracted can cause foetal brain damage. All the tests are FDA cleared for sale and marketing in the US. The main markets for these tests are the US, Europe, South Africa and Australia.

c.   Childhood/Adolescent diseases

Trinity has recently developed EIA tests for the measles, mumps, chickenpox, Epstein Barr Virus ("EBV") and Mycoplasma pneumoniae. EBV causes infectious Mononucleosis and has been linked to several types of cancers including Burkitt's lymphoma and nasopharyngeal carcinoma. Mycoplasma pneumoniae is the second most common causative agent of pneumonia and upper respiratory tract infections after the influenza virus. It is estimated that 4 million Americans contract pneumonia each year and approximately 50% of these cases are caused by Mycoplasma pneumoniae. With the exception of the EBV test, which has a large European market, the primary market for these products is the US, the main distributor being Wampole Laboratories. All these tests have FDA clearance.

d.   Enteric diseases

Adenovirus, Rotavirus, C. difficile, H. pylori, Cryptosporidium, Giardia and Entamoeba Histolytica cause gastrointestinal complaints. Rotavirus specifically causes diarrhoea, especially in children, and is highly contagious, so early detection is crucial. Quick identification of patients is critical for appropriate treatment and patient isolation. In the US alone there are more than 3 million reported cases per annum. Trinity's Rotavirus test kit received FDA clearance in September 1997. The Company's tests for Adenovirus, H. pylori and
C. difficile were also FDA cleared for sale and marketing in the US in 1997 and further enhanced market penetration. The main markets for these products are the US and Germany.

e.   Other diseases

Trinity has developed tests for Lyme disease, Legionella and others. Lyme disease is a tick borne infection, which causes chronic fatigue. The main market for these tests is the US where they have FDA clearance.

f.   Hormone tests

Trinity has a range of tests to detect hormones in the bloodstream. They mainly include tests to establish thyroid activity, specifically TSH, T3 and T4. All these tests are FDA cleared for sale and marketing in the US. The main markets for these tests are the US and Europe.

g.   Drugs of abuse tests

Trinity has a range of tests to detect certain drugs in urine. They include tests for cocaine, benzodiazepine, amphetamines, methadone, opiates, phencyclidine and tetrahydrocannabinol. All these tests are FDA cleared for sale and marketing in the US. These products are currently being sold mainly in the US and Europe.

h.   Autoimmune tests

These are a range of 22 tests to detect diseases which result from immunological reactions against the individual's own tissue components. They include tests, which indicate the diagnosis of Lupus and rheumatoid arthritis. Twenty-ones of these tests are FDA cleared for sale and marketing in the US. The main markets for these tests are the US, South Africa and Europe. Autoimmune products account for US$1.04 million of revenues in 1999.

3.   IFA Tests

These tests utilise antibodies labelled with fluorescent dye with which reacts with antigens to indicate the presence of a particular disease. Trinity has four tests, Chlamydia, Gonorrhea, Cytomegalovirus and Herpes, which use this technology. These tests were acquired as part of the Microtrak(TM) acquisition. All these tests are FDA cleared for sale and marketing in the US and the main markets are USA and Europe.


SUPPLY AGREEMENT BETWEEN TRINITY USA AND CARTER WALLACE

Trinity USA entered into a five year supply agreement with the Wampole division of Carter Wallace on December 18th, 1995. Under the terms of the agreement, Carter Wallace has exclusive rights to Trinity USA's products in the United States and Puerto Rico. Trinity USA and Trinity may market certain Trinity USA products in the U.S. and Puerto Rico, which Carter Wallace has chosen not to market in those territories. In addition, Trinity and Trinity USA may market all of Trinity USA's products in all territories outside of the U.S. and Puerto Rico. As part of the agreement, Carter Wallace paid Trinity USA an amount of $2,000,000 for the rights to the Trinity USA products in the territories of the U.S. and Puerto Rico.


SALES AND MARKETING

Trinity currently distributes its product portfolio through over 200 distributors in over 75 countries world-wide. Trinity's main markets are the US, Germany, UK, Brazil and Africa. The main distributors used by the Company in these markets are Carter Wallace, Sanofi Diagnostics Pasteur Inc. and Incstar Inc. in the US, Merlin Diagnostika GmbH ("Merlin") in Germany, Microgen Bioproducts Dade Limited in the UK, and Sterilab Services cc in South Africa. Trinity has distribution agreements with all its distributors the largest and most important of which is the Supply Agreement between Trinity USA and Carter Wallace, which is described above.

Uni-Gold(TM) Product Line

The primary marketing focus for Trinity's Uni-Gold(TM) range has been to seek private label opportunities for tHE individual tests within the range. Up to 1998, substantial proportions of Trinity's revenues have been derived from sales of pregnancy tests to Warner Lambert. Trinity disposed of its interest in this contract in September 1998. The Company is seeking other partners to distribute the Uni-Gold(TM) hCG test in territories inside aND outside of the U.S. and to distribute its range of Uni-Gold(TM) tests for infectious diseases including HIV, Hepatitis B, Strep A and H. pylori. A number of distribution partners have been signed however no significant contract has yet been finalised.

EIA Product Line

Since 1996, Trinity developed a number of EIA tests for use in the clinical laboratory. In addition through the six acquisitions in 1997 and 1998, Trinity acquired an additional 93 tests for the infectious disease, drugs of abuse and auto-immune markets. The Company's marketing strategy is concentrated on distribution through national distributors. Trinity sells 71 of these tests, on an OEM basis, to the Wampole division of Carter Wallace under an exclusive supply agreement (see "Carter Wallace Supply Agreement"). In addition Trinity sells its products to over 200 distributors in over 75 countries outside the U.S.

SeroCard(TM)/SalivaCard(TM) HIV

Trinity markets these tests primarily through national distributors. The Company has also entered into a number of private label OEM agreements with multi-national strategic partners to sell these products in different territories worldwide. Shipments under these agreements commenced in 1995.

Research and Products Under Development

The Company has invested considerable funds in research and development over the past number of years. It has developed a platform technology for its rapid Uni-Gold(TM) tests. In addition, it utilises an established microtitre well based platform to develop its laboratory based plate tests. Following the completion of its rapid testing platform, the Company has focused on developing rapid tests for certain infectious diseases utilising this platform. The Company has developed the following tests utilising this platform technology:

Pregnancy
HIV
Hepatitis B
Strep A
H. pylori

The Company has also developed numerous tests utilising the microtitre well format platform technology for its laboratory-based business. For example, the Company has developed EIA plate tests for Adenovirus, Rotavirus, C. difficile, Cryptosporidium and Mycoplasma.

The Company has two research and development groups - one to develop new rapid tests and one to develop new microtitre based tests. These groups are located in Dublin, the UK and the US. The company contracts out some research and development to independent researchers based in the UK and the US. In addition, the company sponsors various projects in universities in Ireland, the UK and the US. The groups are currently involved in the following projects.

Microtitre Plate Development Group

Development of a microtitre plate assay for the diagnosis of free and total prostate specific antigen

Prostate cancer is a leading form of cancer amongst men and the most frequent cause of death from cancer in men. 165,000 new cases of prostate cancer were diagnosed in 1993 in the US and more than 35,000 men died from prostrate cancer that year. Prostate specific antigen (PSA) is a useful indicator of prostate cancer and it is proposed to develop a microtitre plate test for its detection and monitoring.

Development of a microtitre plate assay for the diagnosis and monitoring of breast cancer

Breast cancer is the single most prevalent form of cancer in women and a leading cause of death. The course of the disease can vary widely, ranging from a disease that is curable by surgery alone to one characterised by a rapid metastic progression more or less unresponsive to treatment. Early detection and monitoring are keys to the management of the disease. Trinity is currently developing a test using CA-15-3, the tumour market most useful for detecting and monitoring breast cancer.

Development of a microtitre plate assay for the diagnosis and monitoring of gastric cancer

The incidence of carcinoma of the stomach has increased steadily to become the sixth most common cause of cancer death in the US. Gastrectomy, or removing all or part of the stomach, is the only effective treatment. If the condition is inoperable, then radiation therapy and anti-cancer drugs can help relieve symptoms and prolong survival. Trinity is currently developing a test to detect the CA-19-9 marker, which has been demonstrated as a useful tumour marker in the early diagnosis and post-operative management of gastric neoplasma.

Development of a microtitre plate assay for the diagnosis and monitoring of pancreatic cancer

The incidence of pancreatic cancer has been increasing steadily over the past twenty years and now ranks as one of the most common tumours in the US. Trinity is currently developing a test using the tumour marker CA-19-9 that has been shown to be useful in the early diagnosis and post-operative management of pancreatic cancer.

Development of a microtitre plate assay for the diagnosis and monitoring of ovarian cancer

Ovarian cancer is the fourth leading cause of cancer death among US women and has the highest mortality rate of all gynaecologic cancers. Trinity is currently developing a test using the CA-125 tumour marker that offers early diagnosis and follow-up monitoring of ovarian cancer.

Development of microtitre plate assay for the detection of HSV-2

The company is developing a HSV-2 specific test to compliment its HSV-1/2 tests. HSV-2 causes more serious complications to pregnant women and HSV-2 positive patients are more susceptible to contracting HIV.

Adaptation of assays to Microtrak XL units

During 1998, Trinity acquired the Microtrak Chlamydia business from Dade Behring Inc. As a result of the acquisition, Trinity acquired instruments to run Microtitre plate tests. These instruments only ran Chlamydia EIA tests and Trinity is now adapting its other Microtitre plate assays so that they can be run on this instrument. The Microtrak XL instruments are placed in a number of laboratories in the United States and around the rest of the World. The development of more tests using these instruments will enhance Trinity's ability to sell these tests.

Rapid Development Group

Development of Recombinant HIV Uni-Gold(TM) Test

This represents a modification of Trinity's Uni-Gold HIV Test using cheaper recombinant antibodies as opposed to peptides for the test. These antibodies along with other modifications allow the Uni-Gold(TM) HIV Test to be produced in a more cost-effective manner which in turn enables greater margins in third-world markets.

Clia Wave Strep A tests

Trinity has already developed a rapid Strep A test for the doctor's office market. However, smaller doctor's practices are not entitled to use the test as it is considered to be moderately complex under the Clia regulations. Trinity is developing a simpler form of the test, which will enable it to be sold to all doctors' offices in the US. The world-wide market for this Strep A test was 90 million in 1998, of which 40 million was in the US.

Uni-Gold(TM) Chlamydia test

Chlamydia is a sexually transmitted disease, which causes infertility and pelvic inflammation in women. In the US alone, 5 million cases are reported each year. The Uni-Gold(TM) Chlamydia test currently under development will be able to detect Chlamydia within 5 minutes. It is expected that it will be used by a doctor to diagnose Chlamydia. This will complement Trinity's very successful Chlamydia EIA and IFA tests.

As of December 1999, Trinity employed 26 full-time research and development professionals at its facilities in Bray, Ireland and Jamestown, New York.

For the 12 months ended December 31, 1999 the Company spent $2,574,000 on research and development. This was offset to some extent by a grant receivable of $126,000, resulting in a net charge to the profit and loss account of $2,448,000. This expenditure was spent on salary costs, reagents, consultancy fees and other related costs.

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

COMPETITION

The diagnostic industry is very competitive. There are many companies, both public and private, engaged in diagnostics-related research and development, including a number of well-known pharmaceutical and chemical companies. Competition is based primarily on product reliability, customer service and price. Many of these companies have substantially greater capital resources and have marketing and business organisations of substantially greater size than Trinity. Many companies have been working on immunodiagnostic reagents and products, including some products believed to be similar to those currently marketed or under development by the Company, for a longer period of time than has the Company. The Company believes that its primary competitors in the diagnostics market include Abbott Laboratories, Boehringer Mannheim, Sanofi Diagnostics Pasteur, Inc, Ortho Diagnostics, Inc, Selfcare, Inc, Incstar, Inc, Meridian, Inc, Murex Diagnostics, Inc. and Gull Laboratories Inc. The Company expects competition within the industry to intensify.

PATENTS AND LICENCES

Patents

Trinity's SeroCard(TM) and SalivaCard(TM) blood and saliva-based diagnostic tests are based on Trinity Biotech Inc's patent for its "Bi-Directional Lateral Chromatography Test Device". On 9th April, 1991, a patent was issued to Trinity Biotech Inc by the US Patent and Trademark Office covering this device. The patent expires in 2008. This patented technology allows Trinity to concentrate and detect antibodies or antigens using a whole blood specimen in addition to serum, urine, or other fluid samples. Trinity had combined revenues for these products of US$516,000 in the year ending 31st December, 1999.

In February 1993, Trinity filed a patent application with the Irish Patents Office under the title "Device for the Processing of Saliva for use in an Immunoassay". The patent describes a saliva collection system for collecting and analysing immunoglobulins extracted from the oral cavity. This patent was granted in May 1993. The Company was granted a second patent covering the mechanics of its Saliva Collection Device in June 1994. Management believes that these two patents, which expire in 2010, will help protect Trinity's SalivaCardTM test from being copied by a competitor.

In January 1999 Trinity filed a patent application with the Irish Patents Office describing a device used in the detection of Strep A in Trinity's Rapid Strep A test.

In addition, the Company has acquired seven patents as a result of its acquisitions of the Cambridge and MicroTrakTM products lines, which protect certain aspects of the product's tests.

Many of the Company's tests are not protected by specific patents. However, the Company believes that substantially all of its tests are protected by proprietary know-how, manufacturing techniques and trade secrets.

From time to time, certain companies have asserted exclusive patent, copyright and other intellectual property rights to technologies that are important to the industry in which Trinity operates. In the event that any of such claims relate to its planned products, Trinity intends to evaluate such claims, and if appropriate, seek a licence to use the protected technology. There can be no assurance that Trinity would be able to obtain licences to use such technology or obtain such licences on terms that would not have a material adverse effect on Trinity. If Trinity or its suppliers are unable to licence any such protected technology that might be used in Trinity's products, Trinity could be prohibited from marketing such products. It could also incur substantial costs to redesign its products or to defend any legal action taken against it. If Trinity's products should be found to infringe protected technology, Trinity also could be required to pay damages to the infringed party.


Licences

Trinity has taken a licence to two US patents held by Becton Dickinson Inc., which expire in the financial years 2004 and 2014 respectively, covering the format of Trinity's Uni-Gold(TM) rapid test device i.e. the visual resuLT given by its one step strip test. The terms of the agreement provide for the payment of ongoing royalties at rates from 4% to 8% on the sale of its Uni-Gold(TM) rapid tests to Becton Dickinson.

The Company has also entered into a number of licence/supply agreements for key raw materials used in the manufacture of their products.

GOVERNMENT REGULATION

The Company's manufacturing and marketing of diagnostic test kits is subject to government regulation in the US and in other countries in which the Company's products are sought to be marketed. The process of obtaining regulatory clearance varies, depending on the test and the country, from merely notifying the authorities to lengthy and detailed laboratory and clinical testing and other costly and time-consuming procedures. The main regulatory bodies which require extensive clinical testing are the FDA in the US, the Paul Erhlich Institute in Germany and the Agence du Medicament ("ADM") in France.

The process in each country varies considerably depending on the nature of the test, where it is intended to be used and other factors. As 62% of Trinity's 1999 revenues were generated in the US, 30% of Trinity's tests are manufactured in the US and the US represents approximately 35% of the world-wide diagnostics market, we have included a description of the FDA clearance process which is one of the most rigorous in the world and is relied upon by other countries in determining their own approvals.

Currently, Trinity has 91 products which are cleared for sale in the US by the FDA.

FDA Clearance Process

In vitro monitoring products such as those employing antibodies for the detection of auto-immune diseases in humans, are generally classified as medical devices by the FDA. For some in vitro products, the US Food, Drug and Cosmetic Act provides a process known as a "510(k) review" to enable the manufacturer to demonstrate that the proposed product is "substantially equivalent" to another product in commercial distribution in the US before 28th May, 1976 or which has subsequently been classified as a Class I or Class II medical device. When a 510(k) review is used, a sponsor is required to submit a Pre-Market Notification ("PMA") to the FDA. In the absence of a response from the FDA, the Company would not be able to proceed with sales of its in vitro product for diagnostic use unless and until it received notification from the FDA. In the event that the FDA requests additional information for the PMA, there could be multiple cycles of submissions until clearance is obtained. The FDA has statutory authority to also require clinical studies data to support a PMA 510(k) application.

In cases where there are no existing FDA cleared products "substantially equivalent" to the new product, an approved PMA, which involves a lengthier and more burdensome process, would be required before the FDA would allow commercial distribution.

The FDA invariably requires clinical data for a PMA and, although the FDA may grant 510(k) clearance without supporting clinical data, such data may be required if the FDA determines that technical differences from existing products suggest the need for additional evidence of safety or effectiveness of the new product. If clinical studies are necessary, the FDA may require the Company to obtain an Investigational Device Exemption ("IDE"). An IDE normally restricts the distribution of an investigational device to a limited number of institutions, and use by a limited number of investigators, for the purpose of performing studies to be submitted to the FDA in a 510(k) PMA.

The amount that can be charged for use of an investigational device in a clinical study is generally limited to recovery of costs until a 510(k) notification is cleared or the FDA grants PMA approval. Accordingly, no significant return can be expected during the study of investigational devices.

Although certain diagnostic products are exempt from IDE requirements, the exemption applies only to tests which (a) do not require an invasive sampling procedure that presents significant risk; (b) do not introduce energy (such as X-rays) into a subject; and (c) are not used as diagnostics without a confirmatory diagnosis by a medically established diagnostic product or procedure. The Company's products would not be used as diagnostics without such a confirmatory diagnosis unless they had received an exemption from the FDA.

Medical devices may be exported from the US before receiving IDE, 510(k) or PMA clearance under certain conditions, providing FDA clearance of the proposed exportation is obtained. The receiving country must certify that the device is not in conflict with the laws of that country and that the foreign government is aware of the device's import. In addition, the FDA may require safety data similar to that required for clearance of an IDE before approving the exportation of a new device. In countries other than the US, the Company's distributors are generally responsible for obtaining any required government consents.

The Company is also required to register with the FDA as a device manufacturer and list its devices. As such, the Company is subject to inspection on a routine basis for compliance with the FDA's current Good Manufacturing Practice ("GMP") Regulations or Quality Systems Regulations. These regulations require that the Company manufacture its products and maintain its documents in a prescribed manner with respect to manufacturing, testing and control activities. Failure to comply with applicable GMP or other regulatory requirements can result in, among other things, sanctions, fines, delays or suspensions of clearance, injunctions against further distribution, seizures or recalls of products, operating restrictions and criminal prosecutions. In addition, the Company is required to comply with various FDA requirements for labelling. Pursuant to the US Medical Device Reporting Act, 1997, the Company is also required to notify the FDA of any deaths or serious injuries alleged to have been associated with the use of its diagnostic test kits as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur. Finally, the FDA prohibits an approved device from being marketed for unapproved applications.

EMPLOYEES

As of December 31, 1999 Trinity had 263 employees consisting of a research director and 26 research scientists and technicians, 203 manufacturing and quality assurance, 20 finance and administration and 14 marketing staff. Trinity's future hiring levels will depend on the growth of sales revenues.

ITEM 2

FACILITIES

Trinity's executive offices and manufacturing and research and development facilities consisting of approximately 45,000 square feet are located at IDA Business Park, Bray, Co. Wicklow, the Republic of Ireland. This facility is ISO 9001 approved and was purchased in December 1997 and has been fitted out to Trinity's exact requirements. The facilities include offices, research and development laboratories, three production laboratories, cold storage and drying rooms and warehouse space. Trinity spent $4.2m on buying and fitting out the facility. In December 1999, the company sold the facility for net proceeds of $5.2m and leased it back from the purchaser for 20 years. The current annual rent which is reviewed every 5 years is set at pounds sterling 309,000 ($397,343). TriniTY'S current manufacturing facilities are adequate for its current manufacturing and operational needs, however the Company needs to obtain additional space to accommodate its inventory and has entered into an agreement to lease for a new 25,000 sq ft warehouse. It is expected to be complete in June 2000 and Trinity has agreed to rent it for pounds sterling 150,000 ($192,885) per annum. (See item 13 - Certain Transactions).

Trinity USA operates out of a 24,000 square foot FDA and ISO 9001 approved facility in Jamestown, New York. The facility was purchased by Trinity USA in 1994 and is the subject of a 5-year mortgage. The mortgage is repayable in monthly instalments of $2,292 plus interest at 8 1/2 %.

ITEM 3
                                LEGAL PROCEEDINGS

Dispute Regarding the Acquisition from Selfcare Inc.

In September 1998 Trinity acquired substantially all of the assets of Cambridge and the technical know-how of three products from Cambridge/Selfcare Inc. A manufacturing and distribution agreement was drawn up enabling Trinity to benefit from a HIV 2 Licence originally granted to Cambridge by Sanofi Diagnostic Pasteur Inc. ("Pasteur") in exchange for a royalty of 6%.

After learning of the acquisition of Cambridge's assets by Trinity, bioMerieux informed Selfcare Inc. and Trinity that in bioMerieux's view the transaction was unauthorised and that the licence rights granted to Trinity were invalid. bioMerieux further stated that it was concerned that Pasteur could revoke the HIV 2 Licence granted to Cambridge Biotech Corporation ("CBC") as a result of the Trinity/Selfcare Inc. transaction. Management of Trinity believe that it properly acquired the assets of Cambridge and is entitled to operate the business activities formerly conducted by Cambridge under the HIV 2 Licence extended to Cambridge Affiliate Corporation, a company 49% owned by Selfcare Inc. and 51% owned by CBC.

In January, 1999 bioMerieux, acting through CBC, sued Trinity and Selfcare Inc. in US Federal Court seeking a Motion in Summary Judgment to prevent Trinity from selling any products formerly manufactured and distributed by Cambridge. The Court denied bioMerieux's Motion and directed the parties to mediate their dispute. To the knowledge of Trinity no further agreements or litigation have followed this decision.

The Directors believe several outcomes of the situation are possible. If Pasteur and bioMerieux negotiate a 12% royalty rate it is possible that this revised 12% royalty would also apply to Trinity's sale of Cambridge products. Based on current sales of US$3 million this would result in an additional US$180,000 of royalties payable by Trinity, an amount which the Directors do not consider material.

If Trinity's sales are not covered under such an agreement or if Pasteur successfully voids bioMerieux HIV 2 Licence, Trinity still believes it would be able to sell HIV 2 products into countries not covered by the HIV 2 patent. The Directors note that most of its current sales of HIV 2 products are made in such countries.

Management of the Company does not believe that an adverse ruling in this matter would have a material adverse effect on the business of the Company.

ITEM 4
                             PRINCIPAL SHAREHOLDERS

As of February 14, 2000, Trinity has outstanding 30,140,662 `A' Ordinary shares and 700,000 `B' Ordinary shares. Such totals exclude 4,547,616 shares issuable upon the exercise of outstanding options and warrants.

The following table sets forth, as of February 14, 2000 the Trinity "A" Ordinary Shares and B Ordinary Shares beneficially held by (i) each person known by Trinity to beneficially hold 10% or more or such shares, (ii) each director and officer of Trinity, and (iii) all officers and directors as a group. Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated. The Company is not controlled by another corporation or government.


                                     Number of       Number of        Number of
                                    A Ordinary      Percentage        B Ordinary      Percentage    Percentage
                                       Shares       Outstanding         Shares        Outstanding     Total
                                   Beneficially     A Ordinary       Beneficially      B Ordinary     Voting
                                       Owned          Shares            Owned           Shares         Power
                                   ------------       ------         -----------       ----------    ---------
Ronan O'Caoimh                     1,627,321 (1)       5.4%                 0              0            5.2%

Brendan Farrell                    1,035,376 (2)       3.4%                 0              0            3.3%

Jonathan O'Connell                   977,000 (3)       3.2%                 0              0            3.1%

Jim Walsh                            976,441 (4)       3.2%                 0              0            3.2%

Denis R. Burger                      648,332 (5)       2.2%                 0              0            2.1%

Allan Pronovost                            0 (6)       0                    0              0            *

Potenza Investments, Inc                   0           0              500,000 (7)         71.4%         3.5%
("Potenza")
Statenhof Building, Reaal 2A
23 50AA Leiderdorp, Netherlands

Officers and Directors
as a group (6 persons)           5,264,470(1)(2)
                                    (3)(4)(5)(6)      17.5%                 0              0           16.7%

*less than 1%

(1)    Includes 256,666 shares issuable upon exercise of options.

(2)    Includes 528,541 shares issuable upon exercise of options.

(3)    Includes 30,000 shares issuable upon exercise of options.

(4)    Includes 256,821 shares issuable upon exercise of options.

(5) Includes 50,000 of 100,000 owned by Sovereign Ventures, a general partnership owned 50% by Denis Burger which are included in the shares deemed owned by Dr. Burger and 257,332 shares issuable upon exercise of options.

(6) Includes shares beneficially owned by SRL (350,000 'B'), Brindisi Investments Inc. (150,000 'B'). SRL has advised Trinity that Potenza owns a majority of SRL's common stock. These `B' shares have two votes per share.

                                 DIVIDEND POLICY

Since its organisation Trinity has not declared or paid dividends on its `A' Ordinary Shares. Trinity anticipates, for the foreseeable future, that it will retain any future earnings in order to fund the business operations of the Company. The Company does not, therefore, anticipate paying any cash or share dividends on its `A' Ordinary Shares in the foreseeable future.

Any cash dividends or other distributions, if made, are expected to be made in US Dollars, as provided for by the Articles of Association.

ITEM 5

MARKET INFORMATION

Trinity's American Depository Receipts ("ADRs") are listed on the Nasdaq Stock Market Small Cap Market under the symbol "TRIBY". The Company's Class B Warrant (symbol "TRIZF"), expired on February 28, 1999. Each ADR represents one `A' Ordinary Share of the Company. The Company's shares ADRs do not trade on any other stock exchange or trading market but the shares are listed and trade on the Irish Stock Exchange. The Company's depository bank for the ADRs is The Bank of New York. On February 14, 1999, the reported closing sale price of the ADRs was $4.25 per ADR. The following tables sets forth the range of quoted high and low sale prices of Trinity's ADR, and Class B Warrants for the quarters ended March 31, June 30, September 30 and December 31, 1998. March 31, June 30, September 30 and December 31, 1999, and the period January 1 through February 14, 2000 as reported on NASDAQ. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                              ADR's                       Class B
                                      ---------------------         -----------------
                                       High         Low              High       Low
                                      --------     --------         ------     ------
1998
Quarter ended March 31                $2 9/16      $1 3/16          $ 5/8      $ 9/32

Quarter ended June 30                 $2 9/16      $1 29/32         $ 1/2      $ 1/16

Quarter ended September 30            $2 3/32      $1 1/32          $ 11/32    $ 1/16

Quarter ended December 31             $1 25/32     $ 15/16          $ 3/16     $ 1/32

1999
Quarter ended March 31                $1 23/32     $1 5/32         +$ 1/8     +$ 1/32

Quarter ended June 30                 $2 13/32     $1 17/32

Quarter ended September 30            $2 15/32     $1 3/8

Quarter ended December 31             $1 7/8       $1 15/32

Quarter commencing January 1
through February 14, 2000             $5 3/16      $1 11/16

*   Includes trades through October 21, 1997.
+   Includes trades through February 28, 1999.

The approximate number of record holders of Trinity's ADRs amounts to 1,474, inclusive of those brokerage firms and/or clearing houses holding Trinity's securities for their clientele (with each such brokerage house and/or clearing house being considered as one holder). 1,389 of those record holders are located in the US.


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

Republic of Ireland Taxation

TAXATION OF TRINITY

For Irish tax purposes, the residence of a company is in the jurisdiction where the central management and control of the company is located. Subject to certain exceptions, all Irish incorporated companies are deemed to be tax resident in Ireland. Companies which are tax resident in Ireland are subject to Irish corporation tax on their total profits (wherever arising and, generally, whether or not remitted to Ireland). The question of residence, by virtue of management and control, is essentially one of fact. While there can be no certainty that Trinity will continue to be Irish resident it is the present intention of our management to manage and control us from Ireland, so that we will be tax resident in Ireland.

Until December 31, 2010, we are entitled to the 10 per cent. rate of corporation tax income from the sale of product manufactured by Trinity in Ireland.

In addition, section 234 of the Taxes Consolidation Act, 1997 provides that a resident of Ireland shall be entitled to have any qualifying income from a qualifying patent disregarded for income taxation purposes. It should be noted that there are restrictions on the exemption where patent income is received from a connected party. A qualifying patent means a patnet in respect of which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention which is the subject of the patent, was carried out in Ireland. Accordingly, Trinity or its subsidiaries qualifying income from such qualifying patents is disregarded for corporation tax purposes in Ireland.

Any other taxable income will be taxed at the standard rates. The standard rate of corporation tax on trading income is currently 24 per cent. and on non-trading income is 25 per cent. The Finance Act, 1999 provides that the standard rate of corporation tax for trading income (with certain exceptions) is to be reduced as follows:

o     20 per cent. for the year 2001;

o     16 per cent. for the year 2002; and

o     12.5 per cent. for the year 2003 and subsequent years.

Although Trinity has no reason to believe that the Republic of Ireland intends to change its method of taxation as it relates to patent licensing, royalty or manufacturing income, there can be no assurance that such changes will not actually occur. Irish capital duty, a tax on the issuance of share capital by companies, is payable at the rate of one percent of proceeds received by us in exchange for such issuance.

TAXATION OF DIVIDENDS

We do not expect to pay dividends for the foreseeable future. Should we begin paying dividends, such dividends will generally be subject to a 24 per cent. withholding tax (DWT), which will reduce to 22 per cent. from April 6, 2000. Under current legislation, where DWT applies we will be responsible for withholding it at source. DWT will not apply where an exemption applies and where we have received all necessary documentation from the recipient prior to payment of the dividend.

DWT EXEMPTIONS FOR OUR U.S. RESIDENT SHAREHOLDERS

Shareholders who are individuals resident in the United States (and certain other countries) and who are not resident or ordinarily resident in Ireland may receive dividends free of DWT where the shareholder has provided us with the relevant declaration and residency certificate required by legislation.

Corporate shareholders that are not resident in the Ireland and who are ultimately controlled by persons resident in the United States (or certain other countries) or whose principal class of shares or its 75 per cent. parent's principal class of shares are substantially or regularly traded on a recognized stock exchange in a country with which Ireland has a tax treaty may receive dividends free of DWT where they provide us with the relevant declaration, auditor's certificate and Irish Revenue Commissioners' certificate as required by Irish law.

U.S. resident holders of ordinary shares (as opposed to ADRs) should note that these documentation requirements may be burdensome. As described below, these documentation requirements do not apply in the case of holders of ADRs. U.S. resident holders who do not comply with the documentation requirements or otherwise do not qualify for an exemption may be able to claim treaty benefits under the Treaty. U.S. resident holders who are entitled to benefits under the Treaty will be able to claim a partial refund of DWT from the Irish Revenue Commissioners.

DWT EXEMPTIONS FOR U.S. RESIDENT HOLDERS OF OUR ADRS

Special DWT arrangements are available in the case of shares held by U.S. resident holders in Irish companies through American depository banks using ADRs who enter into intermediary agreements with the Irish Revenue Commissioners. Under such agreements, American depository banks who receive dividends from Irish companies and pay the dividends on to the U.S. resident ADR holders are allowed to receive and pass on a dividend from the Irish company on a gross basis (without any withholding) if;

o the depository bank's ADR register shows that the direct beneficial owner has a U.S. address on the register or

o there is an intermediary between the depository bank and the beneficial shareholder and the depository bank receives confirmation from the intermediary that the beneficial shareholder's address in the intermediary's records is in the U.S.

IRISH INCOME TAX FOR OUR NON-IRISH RESIDENT SHAREHOLDERS

Under the Taxes Consolidation Act, 1997, our non-Irish shareholders may, unless exempted, be liable to Irish income tax on dividends received from us. Such a shareholder will not have an Irish income tax liability on our dividends from us if the shareholder is:

o an individual resident in the United States (or certain other countries with which Ireland has a double taxation treaty) and who is neither resident nor ordinarily resident in Ireland; or

o a corporation that is not resident in Ireland and which is ultimately controlled by persons resident in the United States (or certain other countries); or

o a corporation that is not resident in Ireland and whose principal class of shares (or its 75 per cent. parent's principal class of shares) are substantially or regularly traded on a recognized stock exchange; or

o    is otherwise entitled to an exemption from DWT.

IRISH INCOME TAX FOR OUR IRISH RESIDENT SHAREHOLDERS

As explained in "Taxation of Dividends" above, DWT applies with some exceptions to dividends which we pay to our shareholders, including our individual shareholders resident or ordinarily resident in Ireland. Our Irish individual shareholders are subject to income tax on the gross dividend, which is the dividend received plus DWT, at their marginal rate of tax but are entitled to credit for the DWT deducted against their income tax liability. Our Irish individual shareholders may also be subject to the Irish health levy of 2 per cent. in respect of this dividend income. Our Irish individual shareholders may claim to have the tax withheld refunded by the Irish tax authorities to the extent that it exceeds the shareholder's Irish income tax liability.

DWT does not apply to dividends paid by us to various Irish resident companies, pension funds and charities where the shareholder has provided us with the relevant declaration required by Irish law.

IRISH TAXATION OF CAPITAL GAINS

A non-resident holder is not subject to Irish capital gains tax on the disposal of our shares or ADRs.

Irish capital gains tax is chargeable at the rate of 20 per cent. of taxable capital gains with allowance being made for inflation, adjusted acquisition costs and enhancement expenditure.

Depending on the circumstances, an Irish resident holder may be liable to capital gains tax on disposals of his or her ordinary shares or ADRs as the case may be.

IRISH CAPITAL ACQUISITIONS TAX

Irish capital acquisitions tax, referred to as CAT, applies to gifts and inheritances:

o where either the person making the gift or inheritance or the beneficiary is resident or ordinarily resident in Ireland at the date of the gift or inheritance; however, where either the disponer or

o the beneficiary is non-Irish domiciled, that person will not be treated as resident or ordinarily resident in Ireland unless he or she has been resident in Ireland for the five consecutive tax years before the gift or inheritance; and

o to the extent that the property of which the gift or inheritance consists is situated in Ireland at the date of the gift or inheritance.

Because we are required to maintain our ordinary share register in Ireland, ordinary shares will be and ADRs may be regarded as located in Ireland. Accordingly, ordinary shares will be subject to CAT and ADRs may be subject to CAT notwithstanding the fact that the holder may be domiciled and/or resident outside of Ireland. Although an estate tax convention between the two countries was ratified in 1951, estate duty was abolished in Ireland in 1975 and it is not clear whether the estate tax convention is applicable to Irish gift and inheritance taxes that replaced the former estate duty.

The person who receives the gift or inheritance is primarily liable for CAT. Persons who are secondarily liable include the donor, his personal representative and any agent, trustee or other person in whose care the property constituting the gift or inheritance or the income therefrom is placed. All taxable gifts and inheritances received by an individual since December 2, 1988 are aggregated and only the excess over a certain tax-free threshold is taxed.

The tax-free threshold amounts currently in force are: (a) IR pounds 15,000 in the case of persons who are not related to one another, (b) IR pounds 30,000 in the case of gifts and inheritances received from a brother, sister or from A brother or sister of a parent or from a grandparent, and (c) IR pounds 300,000 in the case of gifts and inheritances received from a parent and certain inheritances received by a parent from a child. Gifts and inheritances passing between spouses are exempt from CAT. CAT is charged at 20 per cent. on both gifts and inheritances.

IRISH PROBATE TAX

In addition to CAT, a probate tax of 2 per cent. applies to the value of all assets passing under the will or intestacy of an Irish-domiciled person. Where the deceased was not domiciled in Ireland, only assets situated in Ireland are liable for this tax. Because we are required to maintain our ordinary share register in Ireland, ordinary shares will be and ADRs may be regarded as located in Ireland for purposes of the probate tax notwithstanding the fact that the deceased holder may have been domiciled and/or resident outside of Ireland. No probate tax applies on an inheritance from a spouse. Since probate tax was only introduced in 1993, it is not clear whether credit relief would be available under the estate tax convention discussed above.

IRISH STAMP DUTY--ORDINARY SHARES

Irish stamp duty, which is a tax on certain documents, may be payable on all transfers of our ordinary shares (other than between spouses) wherever the document of a transfer is executed. Where the transfer is attributable to a sale, stamp duty will be charged at a rate of 1 per cent. rounded up to the nearest pounds sterling 1 (the ad valorem rate), of the amount or value of the purchase price or market value if higher. Where the consideration for the sale is expressed in a currency other than Irish pounds, the duty will be charged on the Irish pound equivalent calculated at the rate of exchange prevailing at the date of the transfer. In the case of a transfer by way of gift (other than to a spouse, which is exempt) or for a consideration less than the market value of the ordinary shares transferred, stamp duty will be charged at the ad valorem rate on such market value.

Transfers of ordinary shares between associated companies will be relieved from stamp duty in the Ireland provided certain conditions are met. Transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to his nominee), will generally be exempt from stamp duty if they contain the appropriate certificate, otherwise a flat rate of IR pounds 10 (the nominal rate) will apply.

IRISH STAMP DUTY--ADRS REPRESENTING ORDINARY SHARES

A transfer by a shareholder to the Depository of ordinary shares for deposit under the Deposit Agreement in return for ADRs, and a transfer of ordinary shares from the Depository upon surrender of ADRs for the purposes of withdrawal of the underlying ordinary shares in accordance with the terms of the Deposit Agreement, will be stampable at the ad valorem rate if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of such ordinary shares, and at the nominal rate where the transfer merely relates to a transfer where no change in the beneficial ownership in the underlying ordinary shares is effected.

Transfers of ADR are exempt from Irish stamp duty as long as the ADRs are quoted on the Nasdaq National Market or any recognized stock exchange in the United States or Canada.

The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, both parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in liability for interest, penalties and fines.

Item 8

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial data for the years ended December 31, 1999, December 31, 1998, December 31, 1997, December 31, 1996, and December 31, 1995, are derived from the audited financial statements of Trinity. The data should be read in conjunction with the financial statements, related notes, and other financial information included elsewhere herein.

Statement of
Operations Data              Year Ended       Year Ended       Year Ended       Year Ended        Year Ended
                            Dec 31, 1999     Dec 31, 1998      Dec 31,1997      Dec 31,1996      Dec 31, 1995
                            ------------     ------------      -----------      -----------      ------------
                                US$               US$              US$              US$               US$
                                                               (Restated)       (Restated)        (Restated)
Revenues ..............      26,104,623       23,169,520       17,831,586        6,799,024        9,965,842
Cost of goods sold ....     (14,521,619)     (15,176,056)     (12,058,585)      (4,961,496)      (7,983,379)

Administrative expenses      (3,106,167)      (2,271,247)      (3,399,803)      (2,116,274)      (2,269,219)
R.& D. expenses .......      (2,448,372)      (2,559,490)      (1,876,888)      (1,375,166)      (1,507,031)
Amortisation ..........        (863,068)        (178,846)
Other Operating Income             --               --            815,654          553,587          849,935
                            -----------      -----------      -----------      -----------      -----------
Operating profit/(loss)       5,165,397        2,983,881        1,311,964       (1,100,325)        (943,852)
Interest expense ......         723,312         (466,902)        (185,744)         (17,017)         (25,337)
Interest income .......          69,284           71,011          153,850          364,283          133,597
Profit/Loss on  assets          404,328          (37,397)            --               --               --
                            -----------      -----------      -----------      -----------      -----------

Net profit/(loss) .....       4,915,697        2,550,593        1,280,070         (753,059)        (835,590)
                            -----------      -----------      -----------      -----------      -----------
Basic earnings
   per ordinary share .           0.175             0.10             0.06            (0.05)           (0.08)
Diluted earnings
    per ordinary share             0.17             0.10             0.06            (0.05)           (0.08)

Weighted average
    number of shares ..      28,158,184       25,586,050       19,108,363       16,119,559       11,135,753

Balance Sheet Data            Year Ended       Year Ended       Year Ended       Year Ended        Year Ended
                            Dec 31, 1999     Dec 31, 1998      Dec 31,1997      Dec 31,1996       Dec 31,1995
                            ------------     ------------      -----------      -----------       -----------
                                  US$              US$              US$              US$               US$
                                                                (Restated)       (Restated)       (Restated)
Working Capital .......       5,553,158            9,073        7,069,628        6,688,270        6,535,258
Long-term Liabilities         8,806,232       12,263,521        8,727,511           76,319             --
Total Assets ..........      45,042,295       45,013,047       24,599,701       13,624,817        9,173,018
Shareholders' Equity ..      22,721,817       14,624,196        7,104,711       10,572,542        7,500,229

Amounts Adjusted for US GAAP

Balance Sheet Data            Year Ended       Year Ended       Year Ended      Year Ended          Year Ended
                            Dec 31, 1999     Dec 31, 1998      Dec 31,1997     Dec 31,1996         Dec 31,1995
                            ------------     ------------      -----------     -----------         -----------
                                  US$              US$              US$             US$                 US$
                                                               (Restated)       (Restated)         (Restated)
Net profit (loss) .....         988,792          625,088       (1,935,049)      (2,639,113)        (2,358,730)
Basic earnings
per ordinary share ....            0.04             0.02            (0.10)           (0.16)             (0.21)
Diluted earnings
per ordinary share ...             0.04             0.02            (0.10)           (0.16)             (0.21)
Total Assets .........       55,620,414       60,177,621       40,411,657       21,635,823         17,133,892

No dividends were declared in any of the periods from December 31, 1995 to December 31, 1999.

ITEM 9               MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

GENERAL

Trinity was incorporated in Ireland in January 1992. The Company was organised to acquire, develop and market technologies for rapid in vitro blood and saliva diagnostics for HIV and other infectious diseases. In October 1992 Trinity completed an initial public offering in the United States in which it raised net proceeds in excess of $5 million. In October 1993, Trinity took a controlling interest in DDI and in October 1994 merged Trinity's wholly-owned subsidiary into DDI so that DDI became a wholly-owned subsidiary of Trinity. DDI was the surviving legal entity in the merger and was subsequently renamed Trinity Biotech Inc ("TBI"). In December 1994 Trinity acquired the remaining 50% of FHC which its subsidiary TBI did not own. During 1995 Trinity raised net proceeds of in excess of $6 million as a result of a private placements of the Company's shares. In February 1997, the Company purchased the entire share capital of Clark Laboratories Inc ("Clark"), which now trades as Trinity Biotech USA, and in June 1997 the company purchased the entire share capital of Centocor UK Holdings Ltd ("Centocor"). In 1998, the Company made four product line acquisitions. The acquisition of the Microzyme and Macra Lp(a) product lines in June 1998 and the acquisition of the MicroTrak and Cambridge Diagnostics HIV product lines in September 1998. The manufacture of these product lines has been transferred to the Company's Jamestown, NY and Bray, Ireland manufacturing facilities. The group financial statements include the attributable results of Trinity USA, Centocor, TBI and Trinity Biotech Manufacturing Limited, which are engaged in manufacture and sale of diagnostic test kits. This discussion covers the years ended December 31, 1999, December 31, 1998 and December 31, 1997.

The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with Irish generally accepted accounting principals which differ from US GAAP as indicated in Note 27 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

Year Ended December 31, 1999 Compared to the Year Ended December 31, 1998

Trinity's consolidated revenues for the year ended December 31, 1999 were $26,105,000, an increase of $2,935,000 compared to consolidated revenues of $23,170,000 for the year ended December 31, 1998. The growth in revenues is due to an increase in the growth in the level of sales of Trinity's existing product lines along with a full years contribution from the four product line acquisitions in 1998. The 1999 revenues did not include any revenues from the sales of pregnancy tests to Warner Lambert, a contract that the company disposed of in September 1998 and which contributed $6,084,000 in 1998. Management expects that revenues of Trinity's products will continue to increase due to further regulatory approvals and increased sales from our existing distribution network.

Interest and other income decreased to $69,000 for the year ended December 31, 1999 compared to $71,000 in the year ended December 31, 1998. This small decrease reflects the lower cash reserves of the group during the period.

The gross margin from product sales for the year ended December 31, 1999 was 44% compared to 34% for the year ended December 31, 1998. This is due largely to the disposal in September 1998 of the Company's low margin contract with Warner Lambert, which had a margin of 15%.

Administrative expenses for the year ended December 31, 1999 amounted to $3,969,000 compared to $2,450,000 for the year ended December 31, 1998. This increase of $1,519,000 is attributable to the expansion of the Group's activities in Ireland and the US. Research and development expenditure decreased to $2,448,000 from $2,559,000 during the period reflecting the reallocation of resources to assist in the transfer of the four product line acquisitions completed in 1998. The research and development resources were utilised to develop the Company's Uni-Gold one-step range of tests and to add further products to the Company's increasing laboratory test product lines. In December, the company finalized the sale and leaseback of its headquarters in Ireland, realising a gain of $1,014,000. In addition, the Company wrote down its investment in CLI Oncology to zero resulting in a once off charge to the profit and loss account of $610,000. During 1998 the Company realised a gain of $458,000 on the disposal of its investment in Selfcare Inc, offset by a loss on the disposal of the Warner Lambert contract of $495,000.

The net profit for the year ended December 31, 1999 was $4,916,000 compared to $2,551,000 for the year ended December 31, 1998. This improvement in results was brought about primarily by increased revenues as a result of the inclusion of revenues of the four new product lines for the full year and the additional revenues contributed by the Company's existing product lines. In addition the combination of the profit on the sale and leaseback of the Company's headquarters in Ireland and the write down of the CLI Oncology investment resulted in a net non-recurring exceptional profit of $404,000.

Year Ended December 31, 1998 Compared to the Year Ended December 31, 1997

Trinity's consolidated revenues for the year ended December 31, 1998 were $23,170,000, an increase of $5,338,000 compared to consolidated revenues of $17,832,000 for the year ended December 31, 1997. The growth in revenues is due to an increase of $1,299,000 relating to the growth in the level of sales of Trinity's existing product lines and the effect of new product introductions. The rest of the increase amounting to $4,039,000 relates to revenues from the Company's four newly acquired product lines. Included in product sales for the year ended December 31, 1998 are sales of pregnancy tests in the amount of $6,084,000 compared to sales of $7,142,000 for these tests in the previous year. This decrease of $1,058,000 has been caused by the sale of the Warner Lambert contract at the end of September 1998. Of the pregnancy tests sold by Trinity, approximately 94% were attributable to revenues of FHC to Warner-Lambert and 6% were pregnancy tests sold by Trinity to the professional markets.

Revenues for the year ended December 31, 1998, from the sale of the Company's other tests were $17,086,000 compared to $10,690,000 for the year ended December 31, 1997, an increase of $6,396,000. Of the total increase, $4,039,000 was due to the inclusion of sales from the Company's four newly acquired product lines. The remaining increase of $2,357,000 was due to increasing sales from the Company's existing product lines and the impact from sales of newly launched products. Management expects that revenues of Trinity's products will continue to increase due to further regulatory approvals and increased sales from our existing distribution network.

Interest and other income decreased to $71,000 for the year ended December 31, 1998 compared to $154,000 in the year ended December 31, 1997. This decrease reflects the lower cash reserves of the group during the period.

The gross margin from product sales for the year ended December 31, 1998 was 34% compared to 32% for the year ended December 31, 1997. This is mainly due to the fact that the Company's lower margin pregnancy sales now make up a smaller proportion of overall sales than the higher margin products. The gross margin on the sale of pregnancy tests was 15% and the margin on the sale of the Company's other tests was 41%.

Administrative expenses for the year ended December 31, 1998 amounted to $2,450,000 compared to $3,400,000 for the year ended December 31, 1997. This significant decrease of $950,000 is mainly attributable to the closure of the Centocor UK plant in the UK at the end of the first quarter of 1998. Research and development expenditure increased to $2,559,000 from $1,877,000 during the period reflecting the allocation of increased resources. The resources were utilised to develop the Company's Uni-Gold one step range of tests and to add further products to the Company's increasing laboratory test product lines. During the year the Company realised a gain of $458,000 on the disposal of its investment in Selfcare Inc. This compares to a gain of $816,000 in 1997. This gain was offset by a loss on the disposal of the Warner Lambert contract of $495,000.

The net profit for the year ended December 31, 1998 was $2,551,000 compared to $1,280,000 for the year ended December 31, 1997. This improvement in results was brought about primarily by increased revenues as a result of the inclusion of revenues of Centocor UK products for the full year and the additional revenues contributed by the four product line acquisitions made during the year.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 1999 Trinity's consolidated cash and cash equivalents were $3,064,000. This compares to cash and cash equivalents of $1,302,000 at December 31, 1998. The increase is due to increased cash flows from operation, additional bank and debenture borrowings and the issue of shares, offset by the repayment of bank borrowings and deferred consideration and the purchase of fixed assets. This resulted in net cash inflows of $1,762,000 during the year.

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

In connection with the acquisition of Centocor, on June 25, 1997, the Company completed a private placement of (i) $3,000,000 principal amount of 4% Convertible Debentures (the "Debentures") and (ii) 50,000 warrants to purchase `A' Ordinary Shares of the Company (the "Warrants"), which resulted in aggregate gross proceeds to the Company of $3,000,000.

The Debentures bear interest at the rate of 4% per annum, payable quarterly, and mature on December 24, 1999. The Debentures were convertible into `A' Ordinary Shares of the Company at a price equal to the lower of (i) the average closing bid price of the Company's ADRs on the five trading days prior to conversion, subject to a discount which ranges from 10% for conversions made within the first 120 days after issuance to 22.5% for conversions made on or after 181 days after issuance, or (ii) $3.78. As of December 31, 1999 all of the $3,000,000 principal amount of the debentures have been converted resulting in the issuance of 2,487,968 shares.

The Warrants are each exercisable to purchase one `A' Ordinary Share of the Company at $3.78 per share until June 25, 2000.

On December 25, 1999, the Company completed a private placement of (i) $3,500,000 principal amount of 7.5% Convertible Debentures (the "Debentures") and (ii) 483,701 warrants to purchase `A' Ordinary shares of the Company (the "Warrants"), which resulted in aggregate gross proceeds to the Company of $3,500,000.

The Debentures bear interest at the rate of 7.5% per annum, payable quarterly. $2,500,000 of the principal amount matures on December 18, 2001 with the remaining $1,000,000 maturing on December 18, 2002. The Debentures are convertible into `A' Ordinary Shares of the Company at a price $1.80. As of December 31, 1999 none of the $3,500,000 principal amount of the debentures has been converted.

333,701 of the Warrants are each exercisable to purchase one `A' Ordinary Share of the Company at $1.74 per share until June 25, 2002 and the remaining 150,000 are each exercisable to purchase one `A' Ordinary Share of the Company at $1.80 per share until June 25, 2002

Trinity paid $12 million, $4.2 million, $1.8 million and $1.7 million (net of acquisition costs), respectively, in respect of its acquisitions of the MicroTrak(TM), Cambridge Diagnostics, Macra(TM) Lp(a) and Diatech product lines in 1998. The net effect of the acquisitions has had a positive impact on Trinity's gross margins and operating results in 1998 and 1999. The products acquired in the acquisitions are sold at margins in line with those of Trinity's higher margin, non-pregnancy rapid products and as such provide a positive overall impact on margins within the company.

Trinity has one additional payment of $516,250 in June 2000 to complete its acquisition of Centocor. In relation to the four product line acquisitions in 1998, the Company has the following payments to make to complete the acquisitions:

One payment of $2,916,000 to be paid in October 2000 to complete its acquisition of the MicroTrak(TM) product line.

One payment to Strategic Diagnostics Inc which is based on a multiple of 2.05 times sales for A) the fourth calendar quarter of 1999 times four or, B) the third calendar quarter plus the fourth calendar quarter of 1999 times two, whichever is greater. Trinity has calculated this to be $663,000 and has provided for this amount in the financial statements to December 31, 1999. The payment is due to be paid on the 29th February 2000.

Trinity believes that, with further funds generated from operations, it will have sufficient funds to meet these commitments and continue operations for the foreseeable future. If operating margins of sales were to decline substantially or the Company was to make a large and unanticipated cash outlay, the Company would have further funding requirements. If this were the case, there can be no assurance that financing will be available at attractive terms, or at all. The Company believes that success in raising additional capital or obtaining profitability will be dependent on the viability of its products and their success in the market place.

In February 1999, the Company's `B' Warrant expired. This resulted in the cancellation of 1,279,151 unexercised `B' Warrants.

Reconciliation to US GAAP

The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland ("Irish GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). Those items affecting Net Profit
(Loss) are as follows:

In prior years Irish GAAP, goodwill was be either written off immediately on completion of the acquisition against shareholders' equity, or capitalised in the balance sheet and amortised through the income statement on a systematic basis over its useful economic life. From 1998, goodwill must be capitalised and amortised over the period of its expected useful life, however historic goodwill continues to remain an offset against shareholders' equity. Under US GAAP, accounting for goodwill as an offset against shareholders' equity is not permitted, rather, goodwill must be amortised over the period of its expected useful life, subject to a maximum write off period of 40 years, through the income statement. For goodwill arising prior to 1998, a useful life of 10 years has been adopted for the purposes of the reconciliation. In the year to December 31, 1999 the amount that would have been amortised to the profit and loss was US$2,177,688, December 31, 1998 US$2,175,505 and December 31, 1997 US$1,786,869.

Share Capital Not Paid; Under Irish GAAP, unpaid share capital is classified as a receivable under current assets. Under US GAAP, share capital receivable should be reported as a reduction to Shareholders' Equity.

Recognition of Escrow Income; Under Irish GAAP, the Company has recognised as revenue amounts due to be released from an Escrow account in 1997. Under US GAAP such amounts are not recognisable until received. The escrow account was transferred as part of the disposal of the Supply Agreement between Warner Lambert Inc., Applied Biotech Inc. and Trinity Biotech Inc., and as such the escrow account has been realised and is included as a reconciling item in the current year US GAAP reconciliation.

Deferred Set-Up Costs; Under Irish GAAP, certain costs arising on the integration of acquired businesses or product lines may capitalised and amortised over set periods. Under US GAAP, these costs must be expensed in the period in which they occur.

Pre-Paid Offering Expenses; Under Irish GAAP, share issue expenses arising as a result of fundraising activities, where no funds have yet been raised, may be included in prepayments and written off to share premium on the finalisation of the fundraising. Under US GAAP, if the fundraising has been suspended for more than a 90 days period the costs must be expensed to the profit and loss account.

Sale and Leaseback; Under Irish GAAP, the Company's sale and leaseback transaction was treated as a disposal of assets with the gain on the disposal of US$1,014,080 being credited to the profit and loss in the period. Under US GAAP, this amount would be deferred and released to the profit and loss account over the period of the lease (20 years).

Deferred Development Costs; Under Irish GAAP, payments made for patents or licences acquired for the purpose of developing products or services may be capitalised and written off over their expected useful lives. Under US GAAP, these costs may only be capitalised where a direct revenue stream is available from the use of these patents or licences immediately and must be expenses where further development work is required before an income stream is generated.

Debt Securities; Under US GAAP, the fair value of detachable warrants issued in connection with debt securities, are accounted for as debt discount the amount of which is amortised over the term of the debt under the interest method. Under Irish GAAP, no interest is imputed.

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

Trinity holds most of its cash assets in U.S. dollars. As Trinity reports in US Dollars, fluctuations in exchange rates do not result in exchange differences on these cash assets.

EXCHANGE RATES

Fluctuations in the exchange rate between the Irish pound (as part of the European Monetary System) and the U.S. dollar may impact on the Company's Irish pound monetary assets and liabilities and on Irish pound expenses and consequently the Company's earnings.

YEAR 2000

In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company expensed approximately $20,000 during 1999 in connection with remediating its systems. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

ITEM 9A       QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

QUALITATIVE INFORMATION ABOUT MARKET RISK

The Group's treasury policy is to manage financial risks arising in relation to or as a result of underlying business needs. The activities of the treasury function, which does not operate as a profit centre, are carried out in accordance with Board approved policies and are subject to regular audit. These activities include the Group making use of spot and forward foreign exchange markets and forward interest rate agreements.

The Group uses financial instruments throughout its businesses: borrowings, cash and liquid resources are used to finance the Groups operations. The Group does not use derivatives such as interest rate and currency swaps.

The Group's policy, which has been in force throughout recent years and has been approved by the Board, is not to trade in financial instruments.

The Group's reported net income, net assets and gearing (net debt expressed as a percentage of shareholders' equity) are all affected by movements in foreign exchange rates.

Interest rate exposure is managed within parameters agreed by the Board. Year-end borrowings, net of cash, totaled US$12.8 million (1998: US$21.3 million) and including US$3,500,000 of fixed rate debt (1998: US$447,994. In broad terms, a one-percentage point increase in interest rates would increase the net interest charge by US$71,000.

Long-term borrowing requirements are met by funding in the U.S. and Ireland. Short-term borrowing requirements are primarily drawn under committed bank facilities. At the year-end, 51% of gross debt fell due for repayment within one year. The Group continues to comply with all of its borrowing covenants, none of which represents a restriction on funding or investment policy in the foreseeable future.

The vast bulk of the Group's activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group's Irish pound expenses as a result of the movement in the exchange rate between the US Dollar and the Irish Pound. With the introduction of the Euro in 1999, the Company believes it will be in a position to match certain of its non-us expenses with non US revenues.

QUANTITATIVE INFORMATION ABOUT MARKET RISK

INTEREST RATE SENSITIVITY

The Group monitors its exposure to changes in interest and exchange rates by estimating the impact of possible changes on reported profit before tax and net worth. The Group accepts interest rate and currency risk as part of the overall risks of operating in different economies and seeks to manage these risks by following the policies set above.

The Group estimates that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Group exposed, without making any allowance for the potential impact of such a rise on the exchange rates, would be reduction in profit before tax for 1999 of less than one per cent.

The table below provides information about the Group's debt obligations that are sensitive to changes in interest rates. For long-term debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set at the balance sheet date. The information is presented in US Dollars, which is the Group's reporting currency. The actual currencies of the instruments are as indicated.

MATURITY                                                                               AFTER                 FAIR
BEFORE DECEMBER 31               2000       2001       2002       2003       2004      2004      TOTAL       VALUE*
----------------------------    -----      -----      -----      -----      -----      -----     ------     --------
US$000  (except percentages)

LONG-TERM DEBT
Variable rate - US$000          8,158        544        544        446         68      2,654     12,414     12,414
  Average interest rate         8.77%      8.97%      5.41%      5.02%      5.00%      6.49%      6.09%

Fixed rate - US$000                -       2,500      1,000          -          -          -      3,500      3,500
  Average interest rate            -        7.5%       7.5%          -          -          -      7.5%

*Represents the net present value of the expected cash flows discounted at current market rates of interest.

Exchange rate sensitivity

At year-end 1999, approximately 5% of the Group's US$22,954 million net worth (shareholders' equity) was denominated in currencies other than the US$, principally the Irish Pound (5%).

A strengthening of the US Dollar by 10% against all the other currencies the group operates in would, when reported in Dollars, reduce the Group's year-end 1999 net worth by an estimated US$110,000.

ITEM 10

                              MANAGEMENT OF TRINITY

DIRECTORS AND EXECUTIVE OFFICERS

Name                        Age       Title
----                        ---       -----
Ronan O'Caoimh              43        Chairman of the Board of Directors
                                      Chief Executive Officer

Brendan K. Farrell          52        Director, President, CEO Trinity USA

James Walsh Ph.D.           41        Director, Chief Operating Officer

Jonathan O'Connell          34        Director, Chief Financial Officer, Company
Secretary

Denis R. Burger, Ph.D.      56        Non Executive Director

Allan Pronovost, Ph.D.      48        Non Executive Director

BOARD OF DIRECTORS

RONAN O'CAOIMH, CHAIRMAN AND CHIEF EXECUTIVE OFFICER, co-founded Trinity in June 1992 and acted as Chief Financial Officer until March 1994 when he became Chief Executive Officer. He has been Chairman since May 1995. Prior to joining Trinity, Mr. O'Caoimh was Managing Director of Noctech Limited, an Irish diagnostics company. Mr. O'Caoimh was Finance Director of Noctech Limited from 1988 until January 1991 when he became Managing Director following its acquisition. Between 1984 and 1988 Mr. O'Caoimh was Finance Director and subsequently Managing Director of Laird Food Products, an Irish food manufacturer. Mr. O'Caoimh holds a Bachelor of Commerce degree from University College, Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.

BRENDAN FARRELL, PRESIDENT, joined Trinity in July 1994. He was previously Marketing Director of B.M. Browne Limited, a company involved in the marketing and distribution of medical and diagnostic products. Prior to that he was Chief Executive of Noctech Limited, an Irish based diagnostics company, following six years with American Hospital Supply Corporation where he was Director of European Business Development. Mr. Farrell has a Masters degree in Biochemistry from University College, Cork.

JONATHAN O'CONNELL, CHIEF FINANCIAL OFFICER, joined Trinity in January 1993 as Group Financial Controller and was appointed Chief Financial Officer in January 1995. He also assumed the position of Company Secretary in June 1994. Prior to joining Trinity Mr. O'Connell practiced as a chartered accountant with Arthur Andersen & Co., Dublin. He has a degree in Business Studies from Trinity College, Dublin.

JIM WALSH, PH.D., CHIEF OPERATING OFFICER, joined Trinity in October 1995. Prior to joining the Company, Dr. Walsh was Managing Director of Cambridge Diagnostic Ireland Limited (CDIL). He was employed with CDIL since 1987. Before joining CDIL he worked with Fleming GmbH as Research & Development Manager. Dr. Walsh has a degree in Chemistry and a Ph.D. in Microbiology from University College, Galway.

DENIS BURGER, PH.D., NON-EXECUTIVE DIRECTOR, was Chairman of Trinity from June 1992 to May 1995 and is currently a non-executive Director. Dr. Burger is President, Chief Executive Officer and a director of AVI Biopharma Inc., an Oregon biotechnology company. Dr. Burger is also a 50% partner in Sovereign Ventures, a healthcare consulting and funding firm based in Portland, Oregon. He was a co-founder and, from 1981 to 1990, Chairman of the Board of Epitope Inc. In addition, Dr. Burger has held a professorship in the Department of Microbiology and Immunology and Surgery (Surgical Oncology) at the Oregon Health Sciences University in Portland. Dr. Burger received his degree in Bacteriology and Immunology from the University of California in Berkeley in 1965 and his Master of Science and Ph.D. in 1969 in Microbiology and Immunology from the University of Arizona.

ALLAN PRONOVOST, PH.D., NON-EXECUTIVE DIRECTOR, joined the Board of Trinity in December 1997 as a non-executive Director. Since June 1997, Dr. Pronovost has been a self-employed consultant in the diagnostics industry. From March 1987 to June 1997 Dr. Pronovost was Vice-President - Research and Development at Quidel Corporation. Previously he had various key research and development positions at Eastman Kodak from 1986 to March 1987, Ortho Diagnostic Systems, Inc. from 1983 to 1986, and E.I. duPont Corporation from 1980 to 1983. Dr. Pronovost received his post-doctoral clinical training at Yale University School of Medicine and received his Ph.D. in virology from the University of Rhode Island.

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

ITEM 11
                     COMPENSATION OF DIRECTORS AND OFFICERS

The Compensation Committee is responsible for determining the remuneration of the executive Directors. The committee determines all aspects of remuneration, salary, company cars, bonuses, pension contributions, share options and other benefits. The Compensation Committee consists of Dr. Denis Burger, Dr. Allan Pronovost and Ronan O'Caoimh. The aggregate compensation paid to the directors and executive officers of the company for the period ended December 31, 1999 totalled of $807,626. This included an amount of $48,270 paid on behalf of the Directors into the Company pension plan.

No director of the Company is compensated in his capacity as a director, but members of the Board received compensation for serving as officers or consultants of the Company. Each director is reimbursed for expenses incurred in attending meetings of the Board of Directors.

ITEM 12
                                STOCK OPTION PLAN

The Board of Directors has adopted the Employee Share Option Plan (the "Plan"), the purpose of which is to provide Trinity's employees, consultants, officers and directors with additional incentives to improve Trinity's ability to attract, retain and motivate individuals upon whom Trinity's sustained growth and financial success depends. The Plan is administered by a compensation committee designated by the Board of Directors. The aggregate maximum number of `A' Ordinary shares of Trinity available for awards under the Plan is 11,500,000 subject to adjustments to reflect changes in Trinity's capitalisation. Options under the Plan may be awarded only to employees, officers, directors and consultants of Trinity.

The exercise price of options is determined by the compensation committee. The term of an option will be determined by the compensation committee, provided that the term may not exceed seven years from the date of grant. All options will terminate 90 days after termination of the option holders employment, service or consultancy with Trinity (or one year after such termination because of death or disability). Under certain circumstances involving a change in control of Trinity, the committee may accelerate the exercise ability and termination of the options. As of February 14, 2000 of the options outstanding, 2,771,030 were held as a group by directors and officers of Trinity.

As of February 14, 2000 the following options were outstanding:

                                                                    Range of
                             Number of `A' Ordinary Shares       Exercise Price
                                  Subject to Option                  per Share
                             -----------------------------       --------------
Total Options Outstanding             4,424,283                   $0.81-$5.00

In addition, the Company granted warrants to purchase 890,405 Class 'A' Ordinary Shares at prices ranging from $1.50 to $2.75 to agents who were involved in the Company's Private Placements in 1994, 1995 and 1999 and the debenture issues in 1997 and 1999. At February 14, 2000 603,525 warrants were still outstanding. A further warrant to purchase 100,000 Class `A' Ordinary Shares price of $2.00 was granted in 1995 to a consultant of the Company. As of February 14, 2000, 30,000 are still outstanding.

ITEM 13
                              CERTAIN TRANSACTIONS

The Company has entered into various arrangements with JRJ Investments, (JRJ) a partnership owned by Mr. O'Caoimh, Mr. O'Connell and Mr. Walsh, directors of Trinity to provide for current and potential future needs to extend its premises at IDA business Park, Bray, Co. Wicklow, Ireland. It has entered into and Agreement for Lease with JRJ pursuant to which, the Company will take a Lease of such premises for a term of 20 years at a rent of IR pounds sterling 6.00 per square foot ("the Current Extension"). It is anticipated that the 25,000 square foot building, which is under construction, will be completed by June 2000 and that the Lease accordingly will commence at that time. The Company also envisages that a further premises may potentially be required by it and for that purpose has entered into a four years eleven month lease at IR pounds sterling 20,000 per annum over adjacent lands with JRJ. The Company has further entered into an option with JRJ exercisable for the next three years under which it may require JRJ to construct a further premises, as may be specified by the Company, on such lands. If this option is exercised, the Company will be obliged to take a 20 year Lease (in terms similar to that for the Current Extension) in respect of such additional premises. Independent Valuers have advised the Company that the rent fixed in respect of the Current Extension and the adjacent lands represents a fair market rent. The rent for any future property constructed will be set at the then open market value. The Company and its Directors (excepting Mr. O'Caoimh, Mr. O'Connell and Mr. Walsh who express no opinion on this point) believe that the arrangements entered into represent the most favourable basis on which the Company can meet its ongoing requirements for premises.

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

ITEM 18
                              FINANCIAL STATEMENTS

                         REPORT OF INDEPENDENT AUDITORS


To:  The Board of Directors of Trinity Biotech plc

We have audited the consolidated balance sheets of Trinity Biotech plc as of December 31, 1998 and December 31, 1999 and the related consolidated statements of operations, movement in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Irish Auditing Standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trinity Biotech plc at December 31, 1998 and December 31, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the Republic of Ireland, which differ in certain respects from those followed in the United States (see note 29 of Notes to Consolidated Financial Statements).




Dublin, Ireland                                        Ernst & Young
February 8, 1999                                       Registered Auditors

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 1999

                                                                  31 December       31 December
                                                                      1999             1998
                                                       Notes           US$              US$
                                                       -----      -----------       -----------
ASSETS

Current investments ......................                2              --              62,422
Inventories ..............................                3         9,510,542        10,048,662
Accounts receivable and prepayments ......                4         7,212,419         6,721,661
Cash and cash equivalents ................                          3,064,443         1,301,658
                                                                  -----------       -----------

                                                                   19,787,404        18,134,403

Intangible assets, net ...................                5        20,559,223        17,893,082
Property, plant & equipment, net .........                6         4,695,668         8,375,810
Financial assets .........................                7              --             609,752
                                                                  -----------       -----------

TOTAL ASSETS .............................                         45,042,295        45,013,047
                                                                  -----------       -----------


LIABILITIES & SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses ....                8        14,234,246        18,125,330


Long term liabilities ....................                9         8,086,232        12,263,521


SHAREHOLDERS' EQUITY
Called up share capital
   Class 'A' Ordinary shares .............               10           447,974           413,044
   Class 'B' Ordinary shares .............               10            12,255            12,255
Share premium account ....................                         47,863,861        44,204,606
Currency adjustment ......................                         (4,637,484)       (4,357,472)
Profit and loss reserve ..................                        (20,732,540)      (25,648,237)
Minority Interest ........................                           (232,249)             --
                                                                  -----------       -----------

                                                                   22,721,817        14,624,196
                                                                  -----------       -----------

Total Liabilities and Shareholders' Equity                         45,042,295        45,013,047
                                                                  -----------       -----------

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                     31 December       31 December       31 December
                                                                         1999              1998              1997
                                                         Notes            US$               US$               US$
                                                         -----       -----------       -----------       -----------
                                                                                                          (Restated)
Revenues
 - Continuing operations ....................                         26,104,623        13,407,282         4,282,772
 - Acquisitions .............................                               --           4,038,773         7,013,214
 - Disposals ................................                               --           5,723,465         6,535,600
                                                                     -----------       -----------       -----------
                                                            13        26,104,623        23,169,520        17,831,586

Cost of sales ...............................                        (14,521,619)      (15,176,056)      (12,058,585)
                                                                     -----------       -----------       -----------
Gross profit ................................                         11,583,004         7,993,464         5,773,001

Research & development expenses .............                         (2,448,372)       (2,559,490)       (1,876,888)

Administrative expenses - normal
 - Continuing operations ....................                         (3,969,235)       (2,450,093)       (2,034,858)
 - Acquisitions .............................                               --                --          (1,467,224)
                                                                     -----------       -----------       -----------
                                                                      (3,969,235)       (2,450,093)       (3,502,082)

Administrative expenses - exceptional .......               15              --                --             102,279
Other operating income ......................               15              --                --             815,654
                                                                     -----------       -----------       -----------

Operating profit
 - Continuing operations ....................                          5,165,397         1,648,881          (757,713)
 - Acquisitions .............................                               --             602,831         1,334,123
 - Disposals ................................                               --             732,169           735,554
                                                                     -----------       -----------       -----------
                                                            13         5,165,397         2,983,881         1,311,964

Net profit (loss) on disposal of assets .....               16         1,014,080           (37,397)             --
Write down of financial asset ...............                7          (609,752)             --                --

Interest receivable and similar income ......                             69,284            71,011           153,850
Interest payable and similar charges ........                           (723,312)         (466,902)         (185,744)
                                                                     -----------       -----------       -----------

Profit on ordinary activities before taxation               14         4,915,697         2,550,593         1,280,070

Tax on profit on ordinary activities ........               17              --                --                --
                                                                     -----------       -----------       -----------
Retained profit for the financial period ....                          4,915,697         2,550,593         1,280,070
                                                                     -----------       -----------       -----------
Basic earnings per ordinary share ...........               18             0.175              0.10              0.06

Diluted earnings per ordinary share .........               18             0.170              0.10              0.06

Movements on reserves are shown in the "Consolidated Statement of Movement in Shareholders' Funds" on page 30.

STATEMENT OF RECOGNISED GAINS AND LOSSES

                                                                      31 December        31 December         31 December
                                                                          1999               1998                1997
                                                                           US$                US$                 US$
                                                                      -----------        -----------         -----------
                                                                                                             (Restated)
Profit for the financial period attributable to group shareholders     4,915,697          2,550,593           1,280,070
Currency adjustment                                                     (280,012)          (264,893)         (2,097,646)
                                                                       ---------          ---------          ----------
Total recognised gains (losses) for the period                         4,635,685          2,285,700            (817,576)
                                                                       ---------          ---------          ----------

1997 figures have been restated to reflect the change in the reporting currency of the Company to the US Dollar on January 1 1998.

  CONSOLIDATED STATEMENT OF MOVEMENT IN SHAREHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 1999

                                                     Class 'A' Ordinary Shares   Class 'B' Ordinary Shares
                                                     -------------------------   -------------------------
                                                                        Share                        Share
                                                                      capital                      capital       Premium
                                                     Number of      IR(L)0.01      Number of     IR(L)0.01     in excess
                                                        shares           each         shares          each        of par
                                                                          US$                          US$           US$
Authorised                                          50,000,000        712,250        700,000        12,255

Issued:
Balance as at December 31, 1996                     15,598,849        255,163        700,000        12,255    30,049,205
                                                   -----------    -----------    -----------   -----------   -----------

Class 'A' shares issued for cash                       175,548          2,774             --            --       344,980
Class `A' shares issued for the purchase
 of Clark Laboratories                               1,427,142         22,560             --            --     3,740,225
Class `A' shares issued for the purchase
 of financial asset                                    153,202          2,422             --            --       401,507
Class `A' Warrants exercised                           396,065          5,766             --            --     1,185,818
Options exercised                                    4,440,965         63,260             --            --     4,298,936
Goodwill arising on acquisition of Clark                    --             --             --            --            --
Goodwill arising on acquisition of Centocor                 --             --             --            --            --
Share issue expenses                                        --             --             --            --      (489,518)
Currency adjustment                                         --             --             --            --            --
Profit and loss account                                     --             --             --            --            --
                                                   -----------    -----------    -----------   -----------   -----------
Balance as at December 31, 1997                     22,191,771        351,945        700,000        12,255    39,531,153
                                                   -----------    -----------    -----------   -----------   -----------

Class 'A' shares issued for cash                       717,054         10,331             --            --     1,063,632
Class `A' issued on conversion of debenture          1,989,677         28,498             --            --     2,471,502
Options exercised                                      868,461         12,321             --            --     1,057,319
Class `A' shares issued for the purchase
of financial asset                                     675,773          9,949             --            --       665,826
Additional goodwill arising
on acquisition of Clark                                     --             --             --            --            --
Additional goodwill arising on
acquisition of Centocor                                     --             --             --            --            --
Goodwill written back to profit and
loss on disposal of Warner Lambert contract                 --             --             --            --            --
Share issue expenses                                        --             --             --            --      (584,826)
Currency adjustment                                         --             --             --            --            --
Profit and loss account                                     --             --             --            --            --
                                                   -----------    -----------    -----------   -----------   -----------
Balance as at December 31, 1998                     26,442,736        413,044        700,000        12,255    44,204,606
                                                   -----------    -----------    -----------   -----------   -----------

Class 'A' shares issued for cash                     1,364,805         19,418             --            --     2,027,081
Class `A' issued on conversion of debenture            498,291          7,098             --            --       492,902
Options exercised                                      750,000         10,816             --            --     1,201,816
Shares cancelled                                      (150,000)        (2,402)            --            --         2,402
Share issue expenses                                        --             --             --            --       (64,946)
Currency adjustment                                         --             --             --            --            --
Minority interest in Benen Trading                          --             --             --            --            --
Profit and loss account                                     --             --             --            --            --
                                                   -----------    -----------    -----------   -----------   -----------
Balance as at December 31, 1999                     28,905,832        447,974        700,000        12,255    47,863,861
                                                   -----------    -----------    -----------   -----------   -----------


                                                      Retained       Currency          Goodwill       Minority
                                                       deficit     Adjustment           Reserve       Interest          Total
                                                           US$            US$               US$            US$            US$
                                                   -----------    -----------       -----------    -----------    -----------
Authorised

Issued:
Balance as at December 31, 1996                     (7,702,217)    (1,994,932)      (10,046,932)            --     10,572,542
                                                   -----------    -----------       -----------    -----------    -----------

Class 'A' shares issued for cash                            --             --                --             --        347,754
Class `A' shares issued for the purchase
 of Clark Laboratories                                      --             --                --             --      3,762,785
Class `A' shares issued for the purchase
 of financial asset                                         --             --                --             --        403,929
Class `A' Warrants exercised                                --             --                --             --      1,191,584
Options exercised                                           --             --                --             --      4,362,196
Goodwill arising on acquisition of Clark                    --             --        (6,249,177)            --     (6,249,177)
Goodwill arising on acquisition of Centocor                 --             --        (5,979,807)            --     (5,979,807)
Share issue expenses                                        --             --                --             --       (489,518)
Currency adjustment                                         --     (2,097,647)               --             --     (2,097,647)
Profit and loss account                              1,280,070             --                --             --      1,280,070
                                                   -----------    -----------       -----------    -----------    -----------
Balance as at December 31, 1997                     (6,422,147)    (4,092,579)      (22,275,916)            --      7,104,711
                                                   -----------    -----------       -----------    -----------    -----------

Class 'A' shares issued for cash                            --             --                --             --      1,073,963
Class `A' issued on conversion of debenture                 --             --                --             --      2,500,000
Options exercised                                           --             --                --             --      1,069,640
Class `A' shares issued for the purchase
of financial asset                                          --             --                --             --        675,775
Additional goodwill arising
on acquisition of Clark                                     --             --          (214,234)            --       (214,234)
Additional goodwill arising on
acquisition of Centocor                                     --             --        (1,368,827)            --     (1,368,827)
Goodwill written back to profit and
loss on disposal of Warner Lambert contract                 --             --         2,082,294             --      2,082,294
Share issue expenses                                        --             --                --             --       (584,826)
Currency adjustment                                         --       (264,893)               --             --       (264,893)
Profit and loss account                              2,550,593             --                --             --      2,550,593
                                                   -----------    -----------       -----------    -----------    -----------
Balance as at December 31, 1998                     (3,871,554)    (4,357,472)      (21,776,683)            --     14,624,196
                                                   -----------    -----------       -----------    -----------    -----------

Class 'A' shares issued for cash                            --             --                --             --      2,046,499
Class `A' issued on conversion of debenture                 --             --                --             --        500,000
Options exercised                                           --             --                --             --      1,212,632
Shares cancelled                                            --             --                --             --             --
Share issue expenses                                        --             --                --             --        (64,946)
Currency adjustment                                         --       (280,012)               --             --       (280,012)
Minority interest in Benen Trading                          --             --                --       (232,249)      (232,249)
Profit and loss account                              4,915,697             --                --             --      4,915,697
                                                   -----------    -----------       -----------    -----------    -----------
Balance as at December 31, 1999                      1,044,143     (4,637,484)      (21,776,683)      (232,249)    22,721,817
                                                   -----------    -----------       -----------    -----------    -----------

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 1999

                                                            31 December    31 December    31 December
                                                                   1999           1998           1997
                                                     Notes          US$            US$            US$
                                                                                           (Restated)
Net cash inflow (outflow) from operating activities     20    4,475,552       (614,926)    (1,491,193)
                                                            -----------    -----------    -----------
Returns on investments and servicing of finance
Interest received                                                69,284         71,011        153,850
Interest paid                                                  (638,455)      (385,042)      (185,010)
Finance interest paid                                           (84,857)        (7,212)          (735)
                                                            -----------    -----------    -----------
                                                               (654,028)      (321,243)       (31,895)
                                                            -----------    -----------    -----------
Taxation
Taxation paid                                                        --        (90,000)            --
                                                            -----------    -----------    -----------
Capital expenditure and financial investment
Purchase of tangible fixed assets                            (1,445,728)    (2,797,528)    (3,484,449)
Purchase of intangible fixed assets                             (60,219)    (1,179,952)      (320,549)
Purchase of financial fixed assets                                   --             --       (630,855)
Purchase of goodwill for product line net of
deferred consideration                                               --             --       (114,129)
Loan to unconnected party                                            --        180,166        204,013
Sale of tangible fixed assets                                 5,783,902             --             --
                                                            -----------    -----------    -----------
Net cash inflow (outflow) from investing activities           4,277,955     (3,797,314)    (4,345,969)
                                                            -----------    -----------    -----------
Acquisitions
Acquisition of subsidiary undertakings                       (2,769,835)    (7,719,433)    (4,973,584)
Deferred consideration paid                                  (7,205,259)    (1,459,754)            --
Disposal of business                                                 --      2,926,943             --
Deferred set up costs                                          (536,000)            --             --
                                                            -----------    -----------    -----------
                                                            (10,511,094)    (6,252,244)    (4,973,584)
                                                            -----------    -----------    -----------
Cash outflow before use of liquid resources
and financing                                                (2,411,615)   (11,075,727)   (10,842,641)
                                                            -----------    -----------    -----------
Management of liquid resources                                 (271,912)       (80,985)        56,815

Financing
Loan from unconnected third party                              (947,225)     2,124,592        198,530
Issue of shares                                               3,311,136      2,673,153      4,288,162
Expenses paid in respect of share issues                        (64,946)      (584,826)      (489,518)
Capital element of finance lease payments                      (203,164)      (103,014)       (16,537)
Increase (decrease) in long term debt                        (1,483,823)     4,883,917      2,133,796
Issue of 7.5% convertible debenture                           3,500,000             --             --
Issue of 4% convertible debenture                                    --             --      3,058,640
                                                            -----------    -----------    -----------
Net cash inflow from financing                                4,111,978      8,993,822      9,173,073
                                                            -----------    -----------    -----------
Increase (decrease) in cash                                   1,428,451     (2,162,890)    (1,612,753)
                                                            -----------    -----------    -----------
Reconciliation of net cash flow to movement
in net funds
Increase (decrease) in cash                                   1,428,451     (2,162,890)    (1,612,753)
Decrease (increase) in long term debt                         1,483,823     (4,883,917)    (2,133,796)
Decrease (increase) in liquid resources                         271,912         80,985        (56,815)
Capital element of finance leases repaid                        203,164        103,014         16,537
                                                            -----------    -----------    -----------
Change in net funds (debt) resulting from cash flows          3,387,350     (6,862,808)    (3,786,827)
                                                            -----------    -----------    -----------
New finance leases                                             (472,132)      (471,606)       (81,095)
Loans acquired with subsidiary undertakings                          --             --     (1,712,133)
Other non cash movements                                             --      3,158,952      1,037,621
Liquid resources used to acquire
subsidiary undertaking                                               --     (3,987,861)            --
Translation difference                                           45,380             --       (663,153)
                                                            -----------    -----------    -----------
Movement in net (debt) funds in the year                      2,960,598     (8,163,323)    (5,205,587)
Net (debt) funds at January 1                                (7,772,725)       390,598      5,596,185
                                                            -----------    -----------    -----------
Net (debt) funds at December 31                              (4,812,127)    (7,772,725)       390,598

1997 figures have been restated to reflect the change in the reporting currency of the Company to the US Dollar on January 1 1998.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 1999

1.       ACCOUNTING POLICIES
         The financial statements have been prepared in United States Dollars under the historical cost convention and are in accordance with generally accepted accounting principles in Ireland. The principal accounting policies adopted by the Group are as follows:

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

(b)      Goodwill
         Goodwill arising on consolidation (representing the excess of the fair value of consideration for an acquisition over the fair value of the separable net assets acquired) is capitalised in the balance sheet and amortised over an appropriate period. In accordance with the transitional arrangements set out in Financial Reporting Standard No. 10, all goodwill previously written off against reserves under the Group's former accounting policy remains eliminated against those reserves and has not been restated in the Group balance sheet.

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

(d)      Intangible Assets
         Patents, licences and purchased intangibles are stated at cost and are amortised over the lesser of their expected useful lives or their statutory lives which range between 3 and 20 years. The carrying value of intangibles is reviewed annually by the directors to determine whether there should be a reduction to reflect any permanent diminution in value.

         Research and development expenditure is written off as incurred.

 (e)     Investments
         The company adopted Statement of Financial Accounting Standard (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities" at December 31, 1996. The company has classified long and short term marketable investment securities and certain investments as either held to maturity, trading or available for sale in accordance with the terms of SFAS No. 115. Realised gains and losses are determined using specific identification. Debt securities which the company has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortised cost. Non-marketable equity securities are classified as long-term securities and reported at cost.

         Debt and equity securities which are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with realised and unrealised gains and losses included in income for the period.

         Debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale securities and reported at fair value, with unrealised gains or losses reported in a separate component of shareholders' equity and disclosed in the Statement of Recognised Gains and Losses.

(f)      Inventories
         Inventories are stated at the lower of cost and net realisable value on a first-in first-out basis. Cost includes all expenditure which has been incurred in bringing the products to their present location and condition, and includes an appropriate allocation of manufacturing overhead based on the actual level of activity. Net realisable value is the estimated selling price of inventory on hand less all further costs to completion and costs expected to be incurred in marketing, distribution and selling.


(g)      Taxation
         Taxation, which is based on the results for the year, is reduced where appropriate by manufacturing companies relief. Deferred taxation on differences between the treatment of certain items for accounting and taxation purposes, is accounted for to the extent that a liability is expected to crystallise within the foreseeable future.

(h)      Sales and Revenue Recognition
         Sales of products are recorded as of the date of shipment. Sales represent the value of goods supplied to external customers and exclude sales taxes.

(i)      Pension Costs
         The Group operates a defined contribution pension scheme. Contributions to the scheme are expensed as incurred.

(j)      Leases
         Where tangible assets are financed by leasing agreements which give rights approximating to ownership ('finance leases'), they are treated as if they had been purchased outright at the present values of the minimum lease payments; the corresponding obligations are shown in the balance sheet as obligations under finance leases.

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

(k)      Government Grants
         Research and development and training grants are credited to the profit and loss account against related expenditure in the period in which the expenditure is incurred.

(l)      Foreign Currency
         As of January 1 1998, the functional currency of the Company is the United States Dollar. Concurrent with the change in functional currency, at January 1, 1998 the Company changed its reporting currency from the Irish Pound, the Company's functional currency in periods before January 1, 1998, to the United States Dollar. A cumulative currency adjustment of US$4,092,579 arises at December 31, 1997 from the change in reporting currency and is included in the balance sheet at that date under Shareholders' Funds.

         Each year, where applicable, the local currency financial statements of the Company's subsidiaries have been translated into the Company's functional currency and the Company's 1997 Irish Pound functional currency consolidated financial statements have been translated into the reporting currency as follows:

         o Balance Sheet accounts were translated at foreign currency exchange rates in effect at the balance sheet date;

         o Statement of Operations accounts were translated at the weighted average exchange rate for the period.

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

(o)      Liquid Resources
         Liquid resources are current asset investments, which are held as readily disposable stores of value. Liquid resources include investments in equity investments and short term deposits.

2.       CURRENT INVESTMENTS

                                                                            31 December                     31 December
                                                                                   1999                            1998
                                                                                    US$                             US$
         Listed abroad                                                               --                          62,422
                                                                               --------                        --------
                                                                                     --                          62,422
                                                                               --------                        --------

         The company disposed of its remaining current investments during 1999. These securities were classified as trading securities and were marked to market.

3.       INVENTORIES

                                                                            31 December                     31 December
                                                                                   1999                            1998
                                                                                    US$                             US$
         Raw materials                                                        4,123,534                       5,196,009
         Work in progress                                                     4,103,634                       3,413,208
         Finished goods                                                       1,283,374                       1,439,445
                                                                              ---------                       ---------
                                                                              9,510,542                      10,048,662
                                                                              ---------                      ----------

         The replacement cost of inventory is not materially different from that stated.

4.       ACCOUNTS RECEIVABLE AND PREPAYMENTS
         (Amounts falling due within one year)

                                                                            31 December                     31 December
                                                                                   1999                            1998
                                                                                    US$                             US$
         Debtors                                                              4,166,651                       4,016,840
         Prepayments                                                          1,392,437                       1,399,224
         Value Added Tax                                                        407,890                         365,682
         Called up share capital not paid                                       419,061                         206,511
         Grants receivable                                                      826,380                         711,850
         Other debtors                                                               --                          21,554
                                                                              ---------                       ---------
                                                                              7,212,419                       6,721,661
                                                                              ---------                       ---------


5.       INTANGIBLE ASSETS

                                                                            31 December                     31 December
                                                                                   1999                            1998
                                                                                    US$                             US$
         Cost
         Patents and Licenses                                                 2,074,316                       2,014,097
         Goodwill                                                            19,528,462                      16,561,628
         Deferred set-up costs                                                  536,000                              --
                                                                             ----------                      ----------
                                                                             22,138,778                      18,575,725

         Less Accumulated Amortisation                                       (1,579,555)                       (682,643)
                                                                             ----------                      ----------
                                                                             20,559,223                      17,893,082
                                                                             ----------                      ----------

6.       PROPERTY PLANT AND EQUIPMENT

                                                                            31 December                     31 December
                                                                                   1999                            1998
         Cost                                                                       US$                             US$
                                                                             ----------                      ----------
         Land & Buildings                                                     1,415,343                       5,515,311
         Leasehold Improvements                                                 336,996                         336,996
         Computer & Office Equipment                                          1,033,258                         716,683
         Plant and Equipment                                                  5,580,313                       4,934,391
                                                                             ----------                      ----------
                                                                              8,365,910                      11,503,381

         Less Accumulated Depreciation                                       (3,670,242)                     (3,127,571)
                                                                             ----------                      ----------
                                                                              4,695,668                       8,375,810
                                                                             ----------                      ----------

         A mortgage amounting to US$252,255 is secured by a charge over the Company's plant in Jamestown, New York.

7.       FINANCIAL ASSETS

                                                                            31 December                     31 December
                                                                                   1999                            1998
                                                                                    US$                             US$
                                                                               --------                        --------
         Unlisted investment in CLI Oncology                                    609,752                         609,752

         Provision for diminution in value                                     (609,752)                             --
                                                                               --------                        --------
                                                                                    --                          609,752
                                                                               --------                        --------

         Due to uncertainty as to the recoverability of the investment, the Company has provided against the carrying amount in full.

8.       ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                            31 December                     31 December
         (Amounts falling due within one year)                                     1999                            1998
                                                                                    US$                             US$
                                                                             ----------                      ----------
         Trade creditors                                                      2,367,098                       2,578,257
         Income tax deducted under PAYE                                         101,358                          77,717
         Employee related social insurance                                       90,336                          66,677
         Accrued liabilities                                                  2,388,072                       2,626,577
         Accrued relocation costs                                                    --                         638,573
         Accrued royalties                                                      609,334                         600,000
         Obligations under finance leases                                       322,743                         178,082
         Loan from unconnected third party - current portion                  1,364,761                       2,107,845
         Long term debt - current portion                                     2,894,538                       2,306,443
         Deferred consideration - current portion                             4,096,006                       5,697,165
         Deferred income                                                             --                         800,000
         4% convertible debenture                                                    --                         447,994
                                                                             ----------                      ----------
                                                                             14,234,246                      18,125,330
                                                                             ----------                      ----------

         In June 1998, the Company purchased a product line from Diatech Diagnostics Inc. Under the terms of the purchase agreement US$1,680,500 of the total consideration of US$2,139,059 was paid by a two-year loan note bearing no interest. Repayments under the loan were made in five semi-annual instalments beginning on June 30, 1998. The final balance due on this loan note was paid in December 1999.

         In June 1998, the Company purchased a product line from Strategic Diagnostics Inc. Under the terms of the purchase agreement $1,200,000 of the total consideration of US$1,800,000 had been deferred to March 1, 2000. This portion of the consideration was calculated based on two times estimated sales in 1999. At December 31, 1999, the amount has been revised to $663,000 and is included in current liabilities under deferred consideration - current portion.

8.       ACCOUNTS PAYABLE AND ACCRUED EXPENSES (Continued)
         (Amounts falling due within one year)

         In September 1998, the Company purchased a product line from Dade Behring Inc. Under the terms of the purchase agreement, US$5,616,256 of the total consideration of US$12,995,559 is being paid by a two-year loan note bearing no interest. Repayments under the loan will be made in 2 instalments, which commenced on October 31, 1999. Included in the line "Deferred Consideration - current portion" is an amount of US$2,916,000, which is deferred consideration arising on the acquisition of this product line.

9.       LONG TERM LIABILITIES

                                                                            31 December                     31 December
         (Amounts falling due after more than one year)                            1999                            1998
                                                                                    US$                             US$
                                                                              ---------                      ----------
         7.5% convertible debenture                                           3,500,000                              --
         Bank loans                                                           4,255,857                       6,400,832
         Loan from unconnected party                                                 --                         204,141
         Lease creditors                                                        330,375                         251,448
         Deferred consideration (see note 8)                                         --                       5,407,100
                                                                              ---------                      ----------
                                                                              8,086,232                      12,263,521
                                                                              ---------                      ----------

         All amounts are repayable in instalments and within five years.

         In December 1999, the Company completed a private placement of $3,500,000 principal amount of 7.5 % Convertible Debentures. The debentures have terms of between two and three years. They can be converted to Trinity Biotech plc Class `A' Ordinary Shares at a price of $1.80.

10.      CALLED UP SHARE CAPITAL

(a) Class 'B' Ordinary Shares have two votes per share and have rights to participate in dividends and in any liquidation or sale of Trinity Biotech plc as if each Class 'B' Ordinary Share were two Class 'A' Ordinary Shares.

(b) In December 1999, the Company completed a private placement of 1,334,805 Class 'A' Ordinary Shares.

(c) In June 1997, the Company completed a private placement of US$3,000,000 principal amount of 4% Convertible Debentures. During 1999, the remaining balance of US$500,000 of the US$3,000,000 principal amount of the debenture was converted into 498,291 Class `A' Ordinary Shares of Trinity.

(d) Since its incorporation Trinity has not declared or paid dividends on its `A' Ordinary Shares. Trinity anticipates, for the foreseeable future, that it will retain any future earnings in order to fund the business operations of the Company. The Company does not, therefore, anticipate paying any cash or share dividends on its `A' Ordinary Shares in the foreseeable future.

         As provided in the Articles of Association of the Company, dividends or other distributions will be declared and paid in U.S. Dollars.

11.      SHARE OPTIONS AND WARRANTS

         Under the terms of Trinity's Employee Share Option Plan options to purchase 4,205,947 Class 'A' Ordinary Shares were outstanding at December 31, 1999. Under the plan options are granted to officers, employees and consultants of the Company at the discretion of the compensation committee of the Board of Directors. In addition the Company granted warrants over 890,405 Class 'A' Ordinary Shares in the Company to agents of the Company who were involved in the Company's private placements in 1994 and 1995 and the debenture issues in 1997 and 1999. A further warrant over 100,000 Class 'A' Ordinary Shares was granted to agents of the Company. At December 31, 1999 678,525 warrants were still outstanding.

         On February, 1999 the Company's Class 'B' Warrants expired.

         As of December 31, 1999 2,295,689 Options were exercisable. The share options and warrants outstanding at December 31, 1999 were as follows:

                         Options & Warrants           'A' Warrants                 'B' Warrants
                        Shares        Range       Shares         Range        Shares           Range
Outstanding                             US$                        US$                           US$
                     ---------    ---------   ----------    ----------    ----------    ------------
January 1,1997       4,517,925    0.50-5.00    1,201,914          3.00       883,086            3.00

Granted              3,284,797    0.50-2.10           --            --       396,065            3.00
Exercised           (4,440,965)   0.50-2.10     (396,065)         3.00            --              --
Cancelled                   --           --     (805,849)         3.00            --              --
                     ---------    ---------   ----------    ----------    ----------    ------------
December 31, 1997    3,361,757    0.50-5.00           --          --       1,279,151            3.00

Granted              1,158,000    0.81-4.50           --          --              --              --
Exercised             (868,461)   0.50-1.90           --          --              --              --
Cancelled             (104,466)   0.50-2.50           --          --              --              --
                     ---------    ---------   ----------    ----------    ----------    ------------
December 31, 1998    3,546,830    0.81-5.00           --          --       1,279,151            3.00

Granted              2,188,358    1.13-2.75           --          --              --              --
Exercised             (750,000)   1.40-1.80           --          --              --              --
Cancelled             (100,716)   0.90-2.75           --          --      (1,279,151)           3.00
                     ---------    ---------   ----------    ----------    ----------    ------------
December 31, 1999    4,884,472    0.81-5.00           --          --              --              --
                     ---------    ---------   ----------    ----------    ----------    ------------

12.      PROFIT AND LOSS RESERVE

                                31 December    31 December
                                       1999           1998
                                        US$            US$
                                -----------    -----------
Accumulated reserve (deficit)     1,044,143     (3,871,554)
Goodwill reserve                (21,776,683)   (21,776,683)
                                -----------    -----------
                                (20,732,540)   (25,648,237)
                                -----------    -----------

         Due to the adoption of Financial Reporting Standard No. 10 by the Company, the goodwill reserve is disclosed as part of the Profit and Loss reserve on the face of the Balance Sheet. This adoption does not effect the potential distributable reserves of the Company.

13.      ANALYSIS OF REVENUE, OPERATING INCOME, MAJOR CUSTOMERS AND ASSETS

     a) Trinity operates in one business segment, the market for rapid diagnostic tests for infectious diseases and other medical conditions, and in three reportable segments, which are based on a geographical split. The information presented below relates to these operating segments and is presented in a manner consistent with information presented to the Company's chief operating decision maker. The basis of accounting for each segment is the same basis as used in the preparation of the consolidated financial statements.

     b)   The distribution of revenue by geographical area was as follows:

                31 December  31 December  31 December
                       1999         1998         1997
                        US$          US$          US$
                                           (Restated)
                 ----------   ----------   ----------
Ireland          15,762,409    7,967,618    3,088,408
United States    10,342,214   14,301,873   12,933,018
United Kingdom           --      900,029    1,810,160
                 ----------   ----------   ----------
                 26,104,623   23,169,520   17,831,586
                 ----------   ----------   ----------

      c) The distribution of revenue by customers' geographical area was as follows:

                           31 December  31 December  31 December
                                  1999         1998         1997
                                   US$          US$          US$
                                                      (Restated)
                            ----------   ----------   ----------
U.S.A                       16,342,915   16,600,770   12,821,451
Central and South America      833,974      854,574      774,404
Asia                         1,213,902    1,588,363    1,575,944
Europe                       4,636,803    2,928,498    1,946,142
Africa                       2,996,270    1,032,737      611,389
Ireland                         80,759      164,578      102,256
                            ----------   ----------   ----------
                            26,104,623   23,169,520   17,831,586
                            ----------   ----------   ----------

      d)  The distribution of revenue by major product group was as follows:

                                    31 December  31 December  31 December
                                           1999         1998         1997
                                            US$          US$          US$
                                                               (Restated)
                                     ----------   ----------   ----------
Rapid tests (excluding pregnancy )    3,084,476    1,921,365      646,005
Rapid pregnancy                         458,834    6,083,217    7,141,874
Syphilis EIA                          1,320,218    1,321,149      688,315
Chlamydia EIA                         7,430,306    2,511,236           --
Autoimmune EIA                        1,044,417    1,051,213      728,766
TORCH EIA                             3,959,765    3,821,243    3,097,420
Measles, Mumps & Rubella              2,173,307    1,622,768      974,214
Other EIA                             6,633,300    4,837,329    3,843,992
Escrow revenues                              --           --      711,000
                                     ----------   ----------   ----------
                                     26,104,623   23,169,520   17,831,586
                                     ----------   ----------   ----------

13.      ANALYSIS OF REVENUE, OPERATING INCOME, MAJOR CUSTOMERS AND ASSETS
         (continued)

      e)  The distribution of intersegmental sales is as follows:

                                 31 December    31 December    31 December
                                        1999           1998           1997
                                         US$            US$            US$
                                                                (Restated)
                                 -----------    -----------    -----------
Ireland                            9,761,708      5,668,721      3,199,975
Ireland - Intersegmental Sales    12,153,121      5,424,880      2,112,896
United States                     10,342,214     14,301,873     12,933,018
United Kingdom                            --        900,029      1,810,160
Less Intercompany Sales           (6,152,420)    (3,125,983)    (2,224,463)
                                 -----------    -----------    -----------
                                  26,104,623     23,169,520     17,831,586
                                 -----------    -----------    -----------

      f) The distribution of operating income by geographical area was as follows:

                        31 December  31 December   31 December
                               1999         1998          1997
                                US$          US$           US$
                                                    (Restated)
                        -----------  -----------   -----------
Ireland                   3,819,549    2,687,967    (2,247,160)
United States             1,345,848    1,096,122     2,728,152
United Kingdom                   --     (800,208)      830,972
                        -----------  -----------   -----------
Total operating income    5,165,397    2,983,881     1,311,964
                        -----------  -----------   -----------

      g) The distribution of consolidated total assets by geographical area was as follows:

                31 December  31 December  31 December
                       1999         1998         1997
                        US$          US$          US$
                                           (Restated)
                -----------  -----------  -----------
Ireland          33,888,275   34,414,690   13,651,073
United States    11,154,020   10,598,357    8,819,107
United Kingdom           --           --    2,129,521
                -----------  -----------  -----------
Total assets     45,042,295   45,013,047   24,599,701
                -----------  -----------  -----------

      h) The distribution of consolidated long-lived assets by geographical area was as follows:

               31 December  31 December  31 December
                      1999         1998         1997
                       US$          US$          US$
                                         (Restated)
               -----------  -----------  -----------
Ireland          2,762,828    6,399,263    3,845,720
United States    1,932,840    1,976,547    1,722,866
United Kingdom          --           --      231,58
               -----------  -----------  -----------
Total assets     4,695,668    8,375,810    5,800,169
               -----------  -----------  -----------

13.      ANALYSIS OF REVENUE, OPERATING INCOME, MAJOR CUSTOMERS AND ASSETS
         (continued)

      i) The concentrations of revenues to customers representing 10% or more of total revenues is as follows:

            31 December        31 December         31 December
                   1999               1998                1997
            -----------        -----------         -----------
Customer A           0%                25%                 37%
Customer B          44%                40%                 38%

      j) The distribution of depreciation and amortisation by geographical area is as follows:

               31 December 31 December 31 December
                      1999        1998        1997
                       US$         US$         US$
                                        (Restated)
                 ---------   ---------   ---------
Ireland          1,050,536     426,119     313,612
United States      453,997     327,134     159,776
United Kingdom          --          --          --
                 ---------   ---------   ---------
Total assets     1,504,533     753,253     473,388
                 ---------   ---------   ---------

      k)  The distribution of unusual items by geographical area is as follows:

                     31 December   31 December   31 December
                            1999          1998          1997
                             US$           US$           US$
                                                  (Restated)
                      ----------    ----------    ----------
Ireland                1,014,080       457,954       917,933
United States           (609,752)     (495,351)           --
United Kingdom                --            --            --
                      ----------    ----------    ----------
Total unusual items      404,328       (37,397)      917,933
                      ----------    ----------    ----------

14.      PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

                                              31 December 31 December 31 December
                                                     1999        1998        1997
                                                      US$         US$         US$
Directors' emoluments                                                   (Restated)
                                                 --------    --------    --------
     Fees                                              --          --          --
     Remuneration                                 807,626     845,029     682,957
Auditors' remuneration                             70,000      64,152      60,260
Depreciation                                      607,620     574,407     464,665
Amortisation                                      896,913     178,846       8,723
Operating lease rentals in respect of premises    121,274     401,779     252,625
Research and development grants                  (126,387)    (78,478)   (282,469)
                                                 --------    --------    --------


15.      EXCEPTIONAL ITEMS

                                       31 December         31 December         31 December
                                              1999                1998                1997
                                               US$                 US$                 US$
                                                                                (Restated)
                                           -------             -------             -------
         Administrative expenses
             Exchange gain                      --                  --             102,279
                                           -------             -------             -------
         Other operating income
             Gain on investments                --                  --             815,654
                                           -------             -------             -------

16.      NET PROFIT (LOSS) ON DISPOSAL OF ASSETS

         (i) The net profit on disposal of assets of US$1,014,080 for the year ended December 31, 1999 is as follows:

                                                                Land &
                                                             Buildings
                                                                   US$
         Disposal proceeds                                   5,783,902
         Fees and expenses                                    (550,873)
                                                            ----------

         Net disposal proceeds                               5,233,029
         Net assets disposed                                (4,218,949)
                                                            ----------

         Profit on sale of assets                            1,014,080
         Taxation                                                    -
                                                            ----------
         Profit on sale of assets after tax                  1,014,080
                                                            ----------

         In December 1999, the company entered into a sale and leaseback transaction for the disposal of its factory and offices at Bray, Ireland. Under the terms of the transaction, the Company entered into a 20 year operating lease at an annual rent of IR(Pound )309,000 (US$397,343).


         (ii) The net loss on disposal of assets of US$37,397 for the year ended December 31, 1998 is as follows:

                                    (i) Investment in    (ii) Supply
                                         Selfcare Inc.     Agreement
                                                         with Warner
                                                             Lambert         Total
                                                  US$            US$           US$
                                            ----------    ----------    ----------
Disposal proceeds                            4,303,319      3,000,00     7,303,319
Fees and expenses                              (64,768)      (73,057)     (137,825)
                                            ----------    ----------    ----------

Net disposal proceeds                        4,238,551     2,926,943     7,165,494
Net assets disposed                         (3,780,597)   (1,250,000)   (5,030,597)
                                            ----------    ----------    ----------

                                               457,954     1,676,943     2,134,897
Goodwill previously written off                     --    (2,082,294)   (2,082,294)
                                            ----------    ----------    ----------

Profit (loss) on sale of assets                457,954      (405,351)       52,603
Taxation                                            --       (90,000)      (90,000)
                                            ----------    ----------    ----------

Profit (loss) on sale of assets after tax      457,954      (495,351)      (37,397)
                                            ----------    ----------    ----------

         (i) The disposal of the Company's investment in Selfcare Inc. was completed on September 30, 1998.

         (ii) The disposal of the Company's interest in the Supply Agreement between Applied Biotech Inc., Warner Lambert Inc. and Trinity Biotech Inc., was completed on September 30, 1998.

17.      INCOME TAXES
         (a) There was no income tax charge as trading losses carried forward were offset against the current year's profit.

         (b) The distribution of profits (losses) before taxes by geographical area was as follows:

                               31 December  31 December   31 December
                                      1999         1998          1997
                                       US$          US$           US$
                                ----------   ----------    ----------
Ireland                          3,967,248    2,441,082    (2,196,081)
United States                      948,449      909,719     2,689,325
United Kingdom                          --     (800,208)      786,826
                                ----------   ----------    ----------
Total profits before taxation    4,915,697    2,550,593     1,280,070
                                ----------   ----------    ----------

         (a) The tax effects of temporary differences that give rise to significant portions of deferred tax assets relate principally to net operating losses in the amount of US$865,814 (December 31, 1998 US$1,998,800). There are no significant deferred tax liabilities as of December 31, 1999. The valuation allowance for deferred tax assets at December 31, 1999 was US$865,814 (December 31, 1998 US$1,998,800).

         (b) At December 31, 1999, the Company had Irish net operating losses of US$6,267,000. The utilisation of these net operating loss carryforwards is limited to offset against the future profits earned by the Company arising from the same trade and in the tax jurisdiction in which they arose. These losses carry forward indefinitely.

             At December 31, 1999, the Company had U.S. net operating loss carryforwards of approximately $7 million for U.S. federal income tax purposes, which will expire in 2008 if not previously utilised. Utilisation of the U.S. net operating loss carryforward may be subject to an annual limitation due to the change in ownership rules provided by the Internal Revenue Code of 1986. This limitation and other restrictions provided by the Internal Revenue Code of 1986 may reduce the net operating loss carryforward such that it would not be available to offset future taxable income of the U.S. subsidiaries.

18.      NET PROFIT PER SHARE

         (a) Basic earnings per share Net profit per share is computed by dividing the profit on ordinary activities after taxation of US$4,915,697 (December 31, 1998, US$2,550,593 and December 31,
             1997, US$1,280,070) for the financial year by the weighted average number of ordinary shares in issue of 28,158,184 (December 31, 1998
             - 25,586,050 and December 31, 1997 - 19,108,363).

         (b) Fully diluted earnings per share Fully diluted earnings per share is computed by dividing the profit on ordinary activities after taxation of US$4,915,697 (December 31, 1998, US$2,550,593 and
             December 31, 1997, US$1,280,070) by the fully diluted weighted average number of ordinary shares in issue of 28,990,725 (December 31, 1998, 26,437,695 and December 31, 1997, 22,803,985).

             The basic weighted average number of shares may be reconciled to the number used in the fully diluted earnings per ordinary share calculation as follows:

                                              31 December  31 December  31 December
                                                     1999         1998         1997
                                               ----------   ----------   ----------
Basic earnings per share denominator           28,158,184   25,586,050   19,108,363
Issuable on exercise of options                   832,541      360,281    1,760,139
Issuable on conversion of debenture                    --      491,364    1,935,483
                                               ----------   ----------   ----------

Fully diluted earnings per share denominator   28,990,725   26,437,695   22,803,985
                                               ----------   ----------   ----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 (CONTINUED)

19.      SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                            31 December   31 December   31 December
                                                   1999          1998          1997
                                                    US$           US$           US$
                                             ----------    ----------    ----------
(a)     Purchase of tangible fixed assets
         Additions to tangible fixed assets   1,917,860     3,269,134     3,565,544
         Less new finance leases               (472,132)     (471,606)      (81,095)
                                             ----------    ----------    ----------
                                              1,445,728     2,797,528     3,484,449
                                             ----------    ----------    ----------

         (b)   Management of liquid resources

         Cash flows from the use of liquid resources have primarily arisen from the sale of equity investments.

         Cash flows from the use of liquid resources in 1999 arose from the sale of equity investments of US$62,422, less the placing of US$334,334 cash on deposit. Cash flows from the use of liquid resources in 1998 arose from the sale of equity investments of US$781,999, less the purchase of equity investments of US$225,687 and placing cash on deposit of US$637,297.


20.      RECONCILIATION OF OPERATING
         PROFIT TO NET CASH INFLOW (OUTFLOW)
         FROM OPERATING ACTIVITIES

                                                    31 December    31 December   31 December
                                                           1999           1998          1997
                                                            US$            US$           US$
                                                                                   (Restated)
                                                      ----------    ----------    ----------
Operating profit                                       5,165,397     2,983,881     1,311,964
Depreciation and amortisation                          1,504,533       753,253       473,388
Profit on investments                                    (62,422)           --      (656,176)
Increase in debtors and prepayments                     (490,758)     (782,200)   (2,113,275)
Decrease (increase) in creditors                      (2,105,989)   (1,100,401)      (29,874)
(Increase) decrease in inventory                         538,120    (2,156,848)     (478,460)
Translation adjustments                                  (73,329)     (312,611)        1,240
                                                      ----------    ----------    ----------
Net cash inflow (outflow) from operating activities    4,475,552      (614,926)   (1,491,193)
                                                      ----------    ----------    ----------


21.      ANALYSIS OF NET FUNDS

                      31 December      Cashflow  Acquisitions/     Non-cash      Exchange  31 December
                             1998                    disposals      changes     movements         1999
                              US$           US$            US$          US$           US$          US$
                       ----------    ----------    ----------    ----------    ----------   ----------
Cash                      664,361     1,428,451            --            --            --    2,092,812
Liquid resources          699,719       334,334       (62,422)           --            --      971,631
Long term debt
   - current portion   (2,306,443)    1,186,446            --    (1,847,598)           --   (2,967,595)
Long term debt         (6,400,832)      297,377            --     1,847,598            --   (4,255,857)
Finance leases           (429,530)     (268,968)           --            --        45,380     (653,118)
                       ----------    ----------    ----------    ----------    ----------   ----------
Net (debt) funds       (7,772,725)    2,977,640       (62,422)           --        45,380   (4,812,127)
                       ----------    ----------    ----------    ----------    ----------   ----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 (CONTINUED)

21.      ANALYSIS OF NET FUNDS (Continued)

                      31 December      Cashflow  Acquisitions      Non-cash      Exchange   31 December
                             1997                                   changes     movements          1998
                              US$           US$           US$           US$           US$           US$
                        (Restated)    (Restated)
                       ----------    ----------    ----------    ----------    ----------    ----------
Cash                    2,827,251    (2,162,890)           --            --            --       664,361
Liquid resources        1,447,643        80,985    (3,987,861)    3,158,952            --       699,719
Long term debt
   - current portion     (223,993)   (2,082,450)           --            --            --    (2,306,443)
Long term debt         (3,599,365)   (2,801,467)           --            --            --    (6,400,832)
Finance leases            (60,938)      103,014            --      (471,606)           --      (429,530)
                       ----------    ----------    ----------    ----------    ----------    ----------
Net (debt) funds          390,598    (6,862,808)   (3,987,861)    2,687,346            --    (7,772,725)
                       ----------    ----------    ----------    ----------    ----------    ----------

                      31 December     Cashflow  Acquisitions      Non-cash       Exchange  31 December
                             1996                                  changes      movements         1997
                              US$          US$           US$           US$            US$          US$
                       (Restated)    (Restated)    (Restated)    (Restated)     (Restated)   (Restated)
                       ----------   ----------    ----------    ----------    ----------    ----------
Cash                    4,915,001   (1,612,753)           --            --      (474,997)    2,827,251
Liquid resources          681,184      (56,815)           --     1,037,621      (214,347)    1,447,643
Long term debt                 --
   - current portion           --     (237,304)           --            --        13,311      (223,993)
Long term debt                 --   (1,896,492)   (1,712,133)           --         9,260    (3,599,365)
Finance leases                 --       16,537            --       (81,095)        3,620       (60,938)
                       ----------   ----------    ----------    ----------    ----------    ----------
Net funds               5,596,185   (3,786,827)   (1,712,133)      956,526      (663,153)      390,598
                       ----------   ----------    ----------    ----------    ----------    ----------

22.      ACQUISITION OF SUBSIDIARY UNDERTAKINGS

         During 1998, the Group acquired the Microzyme and EZ Bead product lines from Diatech Diagnostics Inc, the Macra Lp(a) product line from Strategic Diagnostics Inc, the MicroTrak Chlamydia product line from Dade Behring Inc. and the HIV product lines from Cambridge Diagnostics Ireland Limited, a subsidiary of Selfcare Inc. Following the completion of the fair value exercises in 1999, amendments have been made to the fair values reported in last years statements.

         The difference has been taken as an adjustment to goodwill on acquisition. Provisional and final values of net assets acquired and consideration paid are as follows:

                          Provisional  Consideration     Accounting          Total          Final
                      Fair value 1998      and costs         policy    adjustments     fair value
                                          adjustment      alignment    to goodwill           1999
                                  US$            US$            US$            US$            US$
                          -----------    -----------    -----------    -----------    -----------
MICROZYME
Consideration and costs    (2,139,059)      (127,263)            --       (127,263)    (2,266,322)
                          -----------    -----------    -----------    -----------    -----------

LP(A)
Consideration and costs    (1,854,824)       465,744             --        465,744     (1,389,080)
                          -----------    -----------    -----------    -----------    -----------

MICROTRAK
Tangible fixed assets          40,970             --             --             --         40,970
Working capital             3,818,909             --     (1,495,478)    (1,495,478)     2,323,431
                          -----------    -----------    -----------    -----------    -----------

Net Assets                  3,859,879             --     (1,495,478)    (1,495,478)     2,364,401
                          -----------    -----------    -----------    -----------    -----------

Consideration and costs    (9,135,680)      (970,800)            --       (970,800)   (10,106,480)
                          -----------    -----------    -----------    -----------    -----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 (CONTINUED)

22.      ACQUISITION OF SUBSIDIARY UNDERTAKINGS (Continued)


CAMBRIDGE

Working capital              837,778            --      (284,900)     (284,900)      552,878
                          ----------    ----------    ----------    ----------    ----------

Net Assets                   837,778            --      (284,900)     (284,900)      552,878
                          ----------    ----------    ----------    ----------    ----------

Consideration and costs   (4,269,843)     (357,138)           --      (357,138)   (4,626,981)
                          ----------    ----------    ----------    ----------    ----------

23.      COMMITMENTS AND CONTINGENCIES

(a)      Capital Commitments
         The capital commitments of the Group were as follows:

                               31 December 31 December 31 December
                                      1999        1998        1997
                                       US$         US$         US$
                                                         (Restated)
                                 ---------   ---------   ---------
Contracted for                          --          --   1,493,100
Authorised, not contracted for     350,000          --     213,300
                                 ---------   ---------   ---------
                                   350,000          --   1,706,400
                                 ---------   ---------   ---------

 (b) Operating lease commitments payable during the next twelve months amount to US$483,092 payable on leases of buildings at Dublin, Ireland which expire after more than five years.

         Future minimum operating and finance lease commitments with non cancellable terms in excess of one year are as follows:

                               Operating Leases Finance Leases
                                            US$            US$
2000                                    483,092      352,743
2001                                    483,092      260,200
2002                                    483,092      105,062
2003                                    483,092           --
Later years                           9,445,332           --
Interest element of finance leases           --      (64,887)
                                     ----------   ----------
                                     11,377,700      653,118
                                     ----------   ----------

(c) Under agreements between group companies and Enterprise Ireland, grants amounting to US$826,380 are receivable which may be revoked, cancelled or abated in certain circumstances. At December 31, 1999 the company was in compliance with the terms of the grant.

(d) Under agreements between group companies and The Irish Trade Board, a loan amounting to US$312,639 is payable in instalments which may be payable in full in certain circumstances. At December 31, 1999, the company was in compliance with the terms of the loan.

(e) As a result of the disposal by the Company of its interest in the Supply Agreement between Warner Lambert Inc., Applied Biotech Inc. and Trinity Biotech Inc., certain future events may result in additional consideration being paid to the Company. No amounts have been reflected in this years financial statements due to its uncertain nature.

(f) The Company has guaranteed the bank borrowings of subsidiary undertakings up to the amount of US$4,200,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 (CONTINUED)

23.      COMMITMENTS AND CONTINGENCIES (Continued)

(g) Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of certain of its subsidiary undertakings in the Republic of Ireland for the financial year to December 31, 1999 and as a result such subsidiary undertakings have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986.

(h)      The Company's bank borrowings are secured by specific tangible assets.

24.      SIGNIFICANT CONCENTRATIONS AND BUSINESS RISKS

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

         Due to the large numbers of customers and the geographical dispersion of these customers, the Company has no significant concentrations of accounts receivable.

25.      PENSION SCHEME

         The Group operates a defined contribution pension scheme for its full-time employees. The benefits under this scheme are financed by Group and employee contributions. Total contributions made by the Group in the financial period and charged against income amounted to US$330,627 (December 31, 1998, US$336,633 and December 31, 1997,
         US$273,737).


26.      RELATED PARTY TRANSACTIONS

         The Company has entered into various arrangements with JRJ Investments,
         (JRJ) a partnership owned by Mr. O'Caoimh, Mr. O'Connell and Mr. Walsh, directors of Trinity to provide for current and potential future needs to extend its premises at IDA business Park, Bray, Co. Wicklow, Ireland. It has entered into and Agreement for Lease with JRJ pursuant to which, the Company will take a Lease of such premises for a term of 20 years at a rent of IR(pound)6.00 per square foot ("the Current Extension"). It is anticipated that the 25,000 square foot building, which is under construction, will be completed by June 2000 and that the Lease accordingly will commence at that time. The Company also envisages that a further premises may potentially be required by it and for that purpose has entered into a four years eleven month lease at IR(Pound )20,000 per annum over adjacent lands with JRJ. The
         Company has further entered into an option with JRJ exercisable for the next three years under which it may require JRJ to construct a further premises, as may be specified by the Company, on such lands. If this option is exercised, the Company will be obliged to take a 20 year Lease (in terms similar to that for the Current Extension) in respect of such additional premises. Independent Valuers have advised the Company that the rent fixed in respect of the Current Extension and the adjacent lands represents a fair market rent. The rent for any future property constructed will be set at the then open market value. The Company and its Directors (excepting Mr. O'Caoimh, Mr. O'Connell and Mr. Walsh who express no opinion on this point) believe that the arrangements entered into represent the most favourable basis on which the Company can meet its ongoing requirements for premises.

27.      POST BALANCE SHEET EVENTS

         On February 29, 2000 the Company completed the acquisition of all the outstanding share capital MarDx Inc of Carlsbad, California, for a consideration of $4.0 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 (CONTINUED)

28.      DERIVITIVES AND FINANCIAL INSTRUMENTS

         The Group uses financial instruments throughout its businesses: bank borrowings, cash, liquid resources and finance leases are used to finance the Groups operations. The Group does not use derivatives such as interest rate and currency swaps.

         The Group has various other financial instruments such as trade debtors and trade creditors, that arise directly from its operations.

         The Group's policy, which has been in force throughout recent years and has been approved by the Board, is not to trade in financial instruments.

         The main liquidity risks from the Group's financial instruments are interest rate risk, liquidity risk and foreign exchange risk.

         INTEREST RATE RISK
         The Group borrow in appropriate currencies at floating rates of interest Year-end borrowings, net of cash, totalled US$12.8 million (1998: US$21.3 million) at interest rates ranging from 7.37% to 9.50% and including US$3,500,000 of fixed rate debt at a rate of 7.50% (1998:
         US$447,944 at 4%). In broad terms, a one-percentage point increase ininterest rates would increase the net interest charge by US$71,000.

         LIQUIDITY RISK
         The Group's operations are cash generating. Short term flexibility is achieved by the use of overdraft facilities.

         FOREIGN EXCHANGE RISK
         The vast bulk of the Group's activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group's Irish pound expenses as a result of the movement in the exchange rate between the US Dollar and the Irish Pound. With the introduction of the Euro in 1999, the Company believes it will be in a position to match certain of its non-US expenses with non US revenues.

         The disclosures below exclude short term debtors and creditors

         INTEREST RATE PROFILE OF FINANCIAL LIABILITIES

         The interest rate profile of financial liabilities of the group was as follows:

                                                                       31 December  31 December
                                                                              1999         1998
                                                                               US$          US$
                                                                        ----------   ----------
Financial liabilities on which no interest is paid                       5,385,957   13,680,942
Floating rate financial liabilities                                      7,028,205    8,442,584
Fixed rate financial liabilities                                         3,500,000      447,994
                                                                        ----------   ----------
                                                                        15,914,162   22,571,520
                                                                        ----------   ----------

         Financial liabilities on which no interest is paid, comprise deferred acquisition consideration and loans from unconnected third parties and have a weighted average period until maturity of 1 year.

         Floating rate financial liabilities comprise overdrafts and other borrowings that bear interest at rates of between 7.37% and 9.5%.

                                                   31 December    31 December
                                                          1999           1998
                                                   -----------    -----------
Fixed rate financial liabilities
- weighted average interest rate                         7.50%          4.00%
- weighted average period for which rate is fixed   2.28 years         1 year

         MATURITY OF FINANCIAL LIABILITIES
         The maturity profile of the Group's financial liabilities was as follows:

                                                31 December  31 December
                                                       1999         1998
                                                        US$          US$
                                                 ----------   ----------
In one year or less, or on demand                 8,158,305   10,763,589
In more than one year, but not more than two      3,044,004    6,143,764
In more than two years, but not more than five    1,544,004    1,810,533
In more than five years                           3,167,849    3,853,634
                                                 ----------   ----------
                                                 15,914,162   22,571,520

FAIR VALUES OF FINANCIAL LIABILITIES
The Group considers that the fair values of its financial assets and financial liabilities are not significantly different from the book values included in the Group balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 (CONTINUED)

29.      DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
         ACCOUNTING PRINCIPLES

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

      (1)Goodwill:
         In prior years Irish GAAP goodwill would be either written off immediately on completion of the acquisition against shareholders' equity, or capitalised in the balance sheet and amortised through the income statement on a systematic basis over its useful economic life. From 1998, goodwill must be capitalised and amortised over the period of its expected useful life, however historic goodwill continues to remain an offset against shareholders' equity. Under US GAAP, accounting for goodwill as a offset against shareholders' equity is not permitted. Rather, goodwill must be amortised over the period of its expected useful life, subject to a maximum write off period of 40 years, through the income statement. For goodwill arising prior to 1998, a useful life of 10 years has been adopted for the purposes of the reconciliation. The carrying value of goodwill arising on the acquisition of subsidiaries is reviewed on each balance sheet date on the basis of estimated future profits. If the review indicates a shortfall in the estimated future profits then the goodwill is written down by the amount of the shortfall. Management believes no adjustment to the carrying value is required in the current period.

      (2)Cash Flow Statements:
         The cash flow statement prepared in conformity with the Irish Financial Reporting Standard Number 1 is set out on page 29. A cash flow statement prepared under FAS 95 is shown below. The company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

      (3)Share Capital Not Paid:
         Under Irish GAAP, unpaid share capital is classified as a receivable under current assets. Under US GAAP, share capital receivable should be reported as a reduction to Shareholders' Equity.

      (4)Recognition of Escrow Income:
         Under Irish GAAP in prior years, the Company has recognised as revenue amounts due to be released from an escrow account under the Supply Agreement between Warner Lambert Inc., Applied Biotech Inc. and Trinity Biotech Inc. Under US GAAP such amounts are not recognisable until received. The escrow account was transferred as part of the disposal of the Supply Agreement in 1998 and as such the escrow account was realised and was included as a reconciling item in the 1998 US GAAP reconciliation.

      (5)Accounting for the Impairment of Long-Lived Assets:
         The Company reviews its long-term assets when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the purposes of this US GAAP reconciliation the Company considers the requirements of FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

      (6)Statement of Comprehensive Income:
         The Company prepares a "Statement of Recognised Gains and Losses" which is essentially the same as the "Statement of Comprehensive Income" required under US GAAP.

      (7)Contingent Consideration:
         Under Irish GAAP, consideration for the purchase of a business which is contingent on one or more future events, may be estimated and included as part of the overall cost at the time of purchase and then adjusted to take account of the future events. Under US GAAP, this consideration would not be included in the purchase price until the amount could be calculated with certainty. In 1998, contingent consideration of $1,200,000 was included for the purchase of the Macra Lp(a) product line. The amortisation charge for this deferred consideration is therefore a reconciling item for us GAAP purposes in the Net Profit for 1998 and 1999. For the year ended December 31, 1999, the amount of the contingent consideration has been accurately calculated and has been revised to $663,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 (CONTINUED)

29.      DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
         ACCOUNTING PRINCIPLES (Continued)

     (8) Earnings per Share:
         Under Irish GAAP, diluted earnings per share is calculated using stock options and other convertible securities whether their inclusion is dilutive or anti-dilutive. Under US GAAP diluted earnings per share does not include stock options and other convertible securities in the calculation when the effect of their inclusion would be anti-dilutive.

     (9) Deferred Set-Up Costs:
         Under Irish GAAP, certain costs arising on the integration of acquired businesses or product lines may be capitalised and amortised over set periods. Under US GAAP, these costs must be expensed in the period in which they occur.

     (10)Pre-Paid Offering Expenses:
         Under Irish GAAP, share issue expenses arising as a result of fundraising activities, where no funds have yet been raised, may be included in prepayments and written off to share premium on the finalisation of the fundraising. Under US GAAP, if the fundraising has suspended for a period of more than 90 days the costs must be expensed to the profit and loss account.

     (11)Sale and Leaseback:
         Under Irish GAAP, the Company's sale and leaseback transaction was treated as a disposal of assets with the gain on the disposal of US$1,014,080 being credited to the profit and loss in the period. Under US GAAP, this amount would be deferred and released to the profit and loss account over the period of the lease (20 years).

     (12)Deferred Income Taxes:
         Under Irish GAAP, deferred income taxes are provided only where it is probable that the taxation liability will crystallise within the foreseeable future. Under SFAS 109 - "Accounting for Income Taxes", deferred taxation is computed using the liability method under which deferred income tax liabilities are fully provided and deferred tax assets are recognised to the extent that their realisation is more likely than not. In addition, deferred taxation would also be provided under US GAAP on the difference between the accounting and tax bases of assets and liabilities of subsidiaries acquired.

     (13)Deferred Development Costs:
         Under Irish GAAP, payments made for patents or licences acquired for the purpose of developing products or services may be capitalised and written off over their expected useful lives. Under US GAAP, these costs may only be capitalised where a direct revenue stream is available from the use of these patents or licences immediately and must be expenses where further development work is required before an income stream is generated.

     (14)Debt Securities:
         Under US GAAP, the fair value of detachable warrants issued in connection with debt securities, are accounted for as debt discount the amount of which is amortised over the term of the debt under the interest method. Under Irish GAAP, no interest is imputed.

         Also, under US GAAP, the fair value of the beneficial conversion feature of the Company's 1997 4% Convertible Debentures is accounted for as debt discount the amount of which is amortised over the period from the date of issue to the date it first becomes convertible under conversion terms that are the most beneficial to the investor. Under Irish GAAP, no interest is imputed. The 1997 reconciliation to US GAAP net income has been restated from amounts previously reported to include the additional interest charge resulting from the beneficial conversion feature. This adjustment had no effect on shareholders' equity under US GAAP as the debt discount is allocated to the share premium account.

     (15)Minority Interests:
         Under Irish GAAP, Minority Interests are included as a portion of Shareholders' Equity. Under US GAAP, Minority Interests are excluded from Shareholders' Equity.

29. DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

         CUMULATIVE EFFECT ON SHAREHOLDERS' EQUITY

                                                31 December    31 December    31 December
                                                       1999           1998           1997
                                                        US$            US$            US$
                                                                                (Restated)
                                                -----------    -----------    -----------
Total shareholders' equity before
   Minority Interests under Irish GAAP           22,954,066     14,624,196      7,104,711
US GAAP adjustments:
Goodwill                                         12,943,417     15,121,085     17,795,823
Share capital not paid                             (419,061)      (206,511)      (736,061)
Adjustment for amount due from escrow account            --      1,250,000     (1,247,806)
Adjustment for capitalised licence fee                   --     (1,000,000)            --
Adjustment for amortisation of
      contingent consideration                       26,850         30,000             --
Adjustment for deferred set-up costs               (536,000)            --             --
Adjustment for pre-paid offering expenses          (226,007)            --             --
Adjustment for sale and leaseback                (1,014,080)            --             --
Adjustment for debt discount                             --             --       (675,000)
                                                -----------    -----------    -----------
Shareholders' equity under US GAAP               33,729,185     29,788,770     22,241,667
                                                -----------    -----------    -----------


         EFFECT ON NET PROFIT

                                                31 December    31 December   31 December
                                                       1999           1996          1997
                                                        US$            US$           US$
                                                                               (Restated)
                                                -----------    -----------    -----------
Profit on ordinary activities after taxation
  under Irish GAAP                                4,915,697      2,550,593      1,280,070
US GAAP adjustments:
Goodwill amortisation                            (2,177,668)    (2,175,505)    (1,786,869)
adjustment for amount due from escrow account            --      1,250,000       (753,250)
Adjustment for capitalised licence fee                   --     (1,000,000)            --
Adjustment for amortisation of
      contingent consideration                       26,850         30,000             --
Adjustment for deferred set-up costs               (536,000)            --             --
Adjustment for pre-paid offering expenses          (226,007)            --             --
Adjustment for sale and leaseback                (1,014,080)            --             --
Adjustment for debt discount                             --             --       (675,000)
                                                -----------    -----------    -----------

Profit (loss) under US GAAP                         988,792        625,088     (1,935,049)
                                                -----------    -----------    -----------

Basic profit (loss) per ordinary share                 0.04           0.02          (0.10)

Diluted profit (loss) per ordinary share               0.04           0.02          (0.10)

Weighted average number of shares                28,158,184     25,586,050     19,108,363

29. DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Cash Flows
For The PERIOD Ended DECEMBER 31, 1999

                                                      31 December    31 December    31 December
                                                             1999           1998           1997
                                                              US$            US$            US$
Operating Activities
Net profit under Irish GAAP                             4,915,697      2,550,593      1,280,070
Adjustments to reconcile net profit to cash
provided (required) by operating activities;
Depreciation and amortisation                           1,504,533        753,253        473,388
(Profit) loss on disposal of assets                    (1,014,080)        37,397             --
Write down of financial assets                            609,752
Taxation paid                                                  --        (90,000)            --
Gain on investments                                            --             --       (656,176)
(Purchase) sale of current investments                         --        556,312         56,815
Increase in accounts receivable and prepayments          (490,758)      (782,200)    (2,113,275)
Decrease in accounts payable & accrued expenses        (2,105,989)    (1,025,753)       (29,874)
Decrease (increase) in inventory                          538,120     (2,156,848)      (478,460)
Translation adjustments                                   (73,329)      (312,611)         1,240
                                                      -----------    -----------    -----------
Net cash inflow (outflow) from operating activities     3,883,946       (469,857)    (1,466,272)
                                                      -----------    -----------    -----------
Investing activities
Acquisition of subsidiary undertakings                 (2,769,835)    (7,719,433)    (4,973,584)
Deferred consideration paid                            (7,205,259)    (1,459,754)            --
Disposal of business                                           --      2,926,943             --
Payment for patents and deferred development costs        (60,219)    (1,179,952)      (320,549)
Payment for tangible fixed assets                      (1,445,728)    (2,797,528)    (3,484,449)
Payment for financial fixed assets                             --             --       (630,855)
Disposal of tangible fixed assets                       5,783,902             --             --
Deferred set up costs                                    (536,000)            --             --
Purchase of goodwill for product line
   net of deferred consideration                               --             --       (114,129)
(Loan to) / repayments from unconnected party                  --        180,166        204,013
                                                      -----------    -----------    -----------

Net cash inflow (outflow) from investing activities    (6,233,139)   (10,049,558)    (9,319,553)
                                                      -----------    -----------    -----------
Financing Activities
Loan from unconnected third party                        (947,225)     2,124,592        198,530
Issue of ordinary share capital including premium       3,311,136      2,673,153      4,288,162
Expenses paid in connection with share issue              (64,946)      (584,826)      (489,518)
Increase (decrease) in long term debt                  (1,483,823)     4,883,917      2,133,796
Capital element of finance lease payments                (203,164)      (103,014)       (16,537)
Issue of 7.5% convertible debenture                     3,500,000             --             --
Issue of 4% convertible debenture                              --             --      3,058,640
                                                      -----------    -----------    -----------

Net cash inflow from financing                          4,111,978      8,993,822      9,173,073
                                                      -----------    -----------    -----------

Effect of exchange rate changes on cash                        --             --       (474,998)
                                                      -----------    -----------    -----------

Increase/(decrease) in cash and cash equivalents        1,762,785     (1,525,593)    (2,087,750)

Cash and cash equivalents at beginning of year          1,301,658      2,827,251      4,915,001
                                                      -----------    -----------    -----------
Cash and cash equivalents at end of year                3,064,443      1,301,658      2,827,251
                                                      -----------    -----------    -----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 (CONTINUED)

29.      DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
         ACCOUNTING PRINCIPLES (Continued)

         NON CASH TRANSACTIONS
         In June 1997, the Company purchased the entire share capital of Centocor UK Holdings Limited. Under the terms of the purchase agreement US$3,135,021 of the total consideration of US$6,270,926 is being paid by a three year loan note with an interest rate of 7.5% (Deferred Consideration). Repayments under the loan will be made in three equal annual instalments commencing on December 31, 1998. This transaction relates to the Irish reportable segment.

         In June 1998, the Company purchased a product line from Diatech Diagnostics Inc. Under the terms of the purchase agreement US$1,680,500 of the total consideration of US$2,139,059 is being paid by a two-year loan note bearing no interest. Repayments under the loan will be made in five instalments commencing on June 30, 1998. The balance due on this loan note was paid in December 1999. This transaction relates to the United States reportable segment.

         In June 1998, the Company purchased a product line from Strategic Diagnostics Inc. Under the terms of the purchase agreement $1,200,000 of the total consideration of US$1,800,000 has been deferred to March 31, 2000. This portion of the consideration was calculated based on two times estimated sales in 1999. At December 31, 1999, the amount has been revised to $663,000 and is included in current liabilities. This transaction relates to the United States reportable segment.

         In September 1998, the Company purchased a product line from Dade Behring Inc. Under the terms of the purchase agreement, US$5,616,256 of the total consideration of US$12,995,559 is being paid by a two-year loan note bearing no interest. Repayments under the loan will be made in 2 instalments, which commenced on October 31, 1999. Included in the line "Deferred Consideration - current portion" is an amount of US$2,916,000, which is deferred consideration arising on the acquisition of this product line. This transaction relates to the Irish reportable segment.


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

         Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                       1999     1998       1997

         Expected option life (years)                   4.2       4.5      4.5
         Risk-free weighted average interest rate       7.5%      6.1%     7.9%
         Stock price volatility                         0.617     0.831    0.631
         Dividend yield                                 0%        0%       0%

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 (CONTINUED)

29.      DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
         ACCOUNTING PRINCIPLES (Continued)

         For purposes of pro forma disclosures, the estimated fair value of the options is amortised to expense over the options' vesting period. The Company's pro forma information follows:

                                                   31 December    31 December  31 December
                                                          1999           1998         1997
                                                           US$            US$          US$
Pro forma net profit                                 4,615,796      2,272,996      975,068

Pro forma basic and diluted profit per share              0.16           0.09         0.05

         A summary of the Company's stock option activity, and related information for the years ended December 31 follows:


                                               1999 Weighted-Average       1998 Weighted-Average      1997 Weighted-Average
                                              Options Exercise Price      Options Exercise Price     Options Exercise Price
         Outstanding-beginning of year            3,546,830  $1.25              3,361,757 $2.51             4,517,925 $1.67
              Granted                             2,188,358  $1.35              1,158,000 $1.35             3,284,797 $1.15
              Exercised                            (750,000) $1.54               (868,461)$1.23            (4,440,965)$0.7
              Forfeited                             100,716) $2.12               (104,466)$2.15                   --    --
         Outstanding-end of year                  4,884,472  $1.39              3,546,830 $1.25             3,361,757 $2.51

         Exercisable at end of year               2,974,214  $1.46              1,621,383 $1.32             1,282,722 $2.19

         Weighted average fair value
         of options granted during the year               1.47                          1.31                       1.53

         The weighted average remaining contractual life of options outstanding at December 31, 1999 is 4.5 years.

         A summary of the range of prices for the Company's stock options for the year ended December 31 1998 follows:

                                         OUTSTANDING                                            EXERCISABLE
         Option price range     No. of Shares     Weight. Av.     Weight. Av.  No. of Shares     Weight. Av.    Weight. Av.
                                               exercise price     contractual                 exercise price    contractual
                                                               life remaining                                life remaining
         $0.75 - $1.15              2,424,698           $0.95       4.8 years      1,857,156           $0.91      4.7 years
         $1.13 - $1.69                893,666           $1.59       6.7 years        583,571           $1.44      6.7 years
         $1.69 - $2.53                690,083           $2.14       3.3 years        335,987           $2.14      3.8 years
         $2.53 - $3.80                107,500           $2.68       1.5 years        107,500           $2.68      1.5 years
         $3.80 - $5.00                 90,000           $4.78       5.1 years         90,000           $4.78      5.1 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 (CONTINUED)

29.      DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
         ACCOUNTING PRINCIPLES (Continued)

         INVESTMENTS
         The following is a summary of trading securities:

                                           Gross           Gross            Estimated
                            Cost      Unrealised      Unrealised                 Fair
                                           Gains          Losses                Value
December 31, 1999
U.S. Equity securities        --              --              --                   --
Other Equity securities       --              --              --                   --
                          ------          ------          ------               ------
                              --              --              --                   --
                          ------          ------          ------               ------
December 31, 1998
U.S. Equity securities        --              --              --                   --
Other Equity securities   99,673              --          37,251               62,422
                          ------          ------          ------               ------
                          99,673              --          37,251               62,422
                          ------          ------          ------               ------



         The gross realised gains on sales of trading securities 1999 was US$19,042 (1998: US$457,954).

         The Company had no "available for sale" or "held to maturity securities" as December 31, 1999 or December 31, 1998.

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

         Long and short-term debt: The carrying amounts of the Companies borrowings approximate their fair value as the substantially all of the debt bears interest at market rates.

         The carrying amounts and fair values of the Company's financial instruments at December 31, 1998 and 1999 are as follows:

                                                     December 31, 1999     December 31, 1998
                                             Carrying                  Fair              Carrying                  Fair
                                               Amount                 Value                Amount                 Value
                                                  US$                   US$                   US$                   US$
         Cash and cash equivalents          3,064,443             3,064,443             1,301,658             1,301,658

         Investment Securities
           Marketable equities                   --                     --                 62,422                62,422

         Short term debt                    8,643,105             8,643,105            10,559,447            10,559,447

         Long term debt                     8,086,232             8,086,232            12,263,521            12,263,521

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 (CONTINUED)

29.      DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
         ACCOUNTING PRINCIPLES (Continued)

         RECONCILIATION OF INCOME TAX EXPENSE

         The reconciliation of tax computed by applying the statutory income tax rate to pre-tax income is:

                                                 31 December   31 December    31 December
                                                        1999          1998           1997
                                                         US$           US$            US$
Tax at Irish Statutory rate of 10%                   491,570       255,059        128,007
Foreign tax rate differences                         777,949       771,312        413,289
Net operating losses and temporary
  differences not recognised                              --            --             --
Utilisation of operating losses brought forward   (1,269,519)     (936,371)      (541,296)
                                                  ----------    ----------     ----------
                                                          --        90,000             --
                                                  ----------    ----------     ----------


         The tax charge for 1998 relates to tax paid on the disposal of the Warner Lambert contract (see note 16).

         DEFERRED TAX ASSETS AND LIABILITIES

                                                 31 December   31 December    31 December
                                                        1999          1998           1997
                                                         US$           US$            US$
Deferred tax assets                                  865,814     1,998,800        642,768
Deferred tax liabilities                                  --            --             --
Valuation allowance                                 (865,814)   (1,998,800)      (642,768)
                                                  ----------    ----------     ----------
Net Deferred tax asset (liability)                        --            --             --
                                                  ----------    ----------     ----------

         Deferred tax assets comprise, primarily, the unrealised tax benefit of the Company's net operating loss carryforwards. Due to the Company's history of losses, no portion of the valuation allowance has been reversed in 1999.

         ADDITION PROFORMA INFORMATION FOR ACQUISITIONS MADE IN 1997 AND 1998
          The information below presents the proforma effect of the acquisitions made in 1997 and 1998 as if they had occurred on January 1, 1997.

                                                 31 December   31 December     31 December
                                                        1999          1998            1997
                                                         US$           US$             US$
Revenues                                                  --    32,827,463      33,922,423

Net Income                                                --     4,865,595       5,158,183

Earnings per share                                        --          0.19            0.27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 (CONTINUED)

30.      GROUP UNDERTAKINGS

                                                          Principal
                                                         Country of
       Name and                   Principal             incorporation    Group %
  registered office               activity              and operation    holding

Holding Company
Trinity Biotech plc               Investment
IDA Business Park                 and holding
Bray,                             company                    Ireland
Co. Wicklow, Ireland

Subsidiary Undertakings           Sale of pregnancy          U.S.A.       100%
Trinity Biotech Inc.              and diagnostic tests
(Formerly Disease Detection
     International Inc.)
Jamestown
New York, USA

Trinity Biotech (USA) Corp.       Manufacture and sale       U.S.A.       100%
(Formerly Clark                   of diagnostic test kits
Laboratories Inc.)
Jamestown
New York, USA

FHC Corporation                   Non-trading                U.S.A.       100%
Girts Road                        Jamestown
New York, USA

Trinity Biotech Manufacturing     Manufacture and sale       Ireland      100%
Limited IDA Business Park         of diagnostic test kits
Bray
Co. Wicklow, Ireland

Trinity Research Limited          Research and               Ireland      100%
IDA Business Park                 development
Bray
Co. Wicklow, Ireland

Trinity Biotech Sales Limited     Non-trading                Ireland      100%
IDA Business Park
Bray
Co. Wicklow, Ireland

Flambelle Limited                 Non-trading                Ireland      100%
16 Fitzwilliam Place
Dublin, Ireland

Eastcourt Limited                 Non-trading                UK           100%
Chichester House
278/282 High Holborn
London, UK

Trinity Biotech UK Holdings Ltd   Holding Company            UK           100%
(Formerly Centocor UK
Holdings Ltd)
Shalford
Guildford, Surrey, UK

Trinity Biotech UK Ltd            Non-trading                UK           100%
(Formerly Centocor UK Ltd)
Shalford
Guildford, Surrey, UK

Benen Trading Ltd                 Manufacture and            Ireland       10%
IDA Business Park                 sale of diagnostic
Bray                              test kits
Co. Wicklow, Ireland

Reddinview Ltd                    Property Holding Company   Ireland      100%
IDA Business Park
Bray
Co. Wicklow, Ireland

                                   SIGNATURES

Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorised.



                                            TRINITY BIOTECH PLC



                                                /s/ Jonathan O'Connell
Dated: March 22nd, 2000                     By: --------------------------------
                                                MR. JONATHAN  O'CONNELL
                                                DIRECTOR/
                                                CHIEF FINANCIAL OFFICER