Form 20-F
period 2000-12-31
TRINITY BIOTECH PLC
filed 2001-07-26
CIK 888721

                                    FORM 20-F

                                   (MARK ONE)

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

           [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED: DECEMBER 31, 2000

                         COMMISSION FILE NUMBER: 0-22320

                               TRINITY BIOTECH PLC
              -----------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     IRELAND
              -----------------------------------------------------
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                  IDA BUSINESS PARK, BRAY, CO. WICKLOW, IRELAND
              -----------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      NONE
              -----------------------------------------------------
                                (TITLE OF CLASS)
                   NAME OF EACH EXCHANGE ON WHICH REGISTERED:

                                      NONE
              -----------------------------------------------------
                                (TITLE OF CLASS)
SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                           AMERICAN DEPOSITORY SHARES
           (REPRESENTING `A' ORDINARY SHARES, PAR VALUE 1 IRISH PENNY)
              -----------------------------------------------------
                              (TITLE OF EACH CLASS)
          SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT
                          TO SECTION 15(d) OF THE ACT:

                                      NONE
              -----------------------------------------------------
                              (TITLE OF EACH CLASS)

  INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL
  REPORT: 38,973,496 CLASS 'A' ORDINARY SHARES AND 700,000 CLASS 'B' ORDINARY
                                    SHARES.

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED
   TO BE FILED BY SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT
  WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING
                       REQUIREMENTS FOR THE PAST 90 DAYS.


                              YES   X          NO
                                  ---             ---

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW:

                            ITEM 17         ITEM 18   X
                                    ---              ---

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3   SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of Trinity Biotech plc ("Trinity" or the "Company") as at December 31, 2000 and 1999 and for each of the years ended December 31, 2000, December 31, 1999 and December 31, 1998, have been derived from, and should be read in conjunction with, our audited Consolidated Financial Statements and Notes thereto set forth in Item 18 of this Annual Report. The selected consolidated financial data as at December 31, 1998, December 31, 1997 and December 31, 1996, and for each of the years ended December 31, 1997 and 1996 are derived from our audited Consolidated Financial Statements not appearing in this Annual Report. The data should be read in conjunction with the financial statements, related notes, and other financial information included elsewhere herein.

Consolidated Statement of
Income Data                           Year Ended        Year Ended        Year Ended        Year Ended        Year Ended
                                     Dec 31, 2000      Dec 31, 1999      Dec 31, 1998      Dec 31, 1997      Dec 31, 1996
                                     ------------      ------------      ------------      ------------      ------------
                                          US$               US$               US$               US$               US$

Revenues                              29,742,942        26,104,623        23,169,520        17,831,586         6,799,024
Cost of sales                        (15,401,257)      (14,521,619)      (15,176,056)      (12,058,585)       (4,961,496)

Administrative expenses               (5,141,214)       (3,072,322)       (2,271,247)       (3,399,803)       (2,116,274)
R & D expenses                        (2,681,220)       (2,448,372)       (2,559,490)       (1,876,888)       (1,375,166)
Amortisation                          (1,303,290)         (896,913)         (178,846)               --                --
Other Operating Income                        --                --                --           815,654           553,587
                                     -----------       -----------       -----------       -----------       -----------
Operating profit/(loss)
  - Continuing Operations              3,969,890         5,165,397         1,648,881          (757,713)       (1,100,325)
  - Acquisitions                       1,246,071                --           602,831         1,334,123                --
  - Disposals                                 --                --           732,169           735,554                --
                                     -----------       -----------       -----------       -----------       -----------
                                       5,215,961         5,165,397         2,983,881         1,311,964        (1,100,325)

Interest expense                        (704,847)         (723,312)         (466,902)         (185,744)          (17,017)
Interest income                          466,151            69,284            71,011           153,850           364,283
Share of operating loss in
 associate                               (30,000)               --                --                --                --
Profit/(loss) on assets                       --           404,328           (37,397)               --                --
                                     -----------       -----------       -----------       -----------       -----------

Net profit/(loss) before tax           4,947,265         4,915,697         2,550,593         1,280,070          (753,059)
Tax on profit/(loss) on
 ordinary activities                    (123,800)               --                --                --                --
                                     -----------       -----------       -----------       -----------       -----------
Net profit/(loss) after tax            4,823,465         4,915,697         2,550,593         1,280,070          (753,059)
                                     -----------       -----------       -----------       -----------       -----------
Profit/(loss) from operations
  per ordinary share (US cents)            14.05             18.34             11.66              6.87             (6.83)
Profit/(loss) from
 continuing operations
  per ordinary share (US cents)            10.69             18.34              6.44             (3.97)            (6.83)
Basic earnings
  per ordinary share (US cents)            12.99             17.46              9.97              6.70             (4.67)
Diluted earnings
  per ordinary share (US cents)            12.20             16.96              9.65              5.61             (4.67)
Weighted average number
 of shares
 used in computing basic EPS          37,131,692        28,158,184        25,586,050        19,108,363        16,119,559
Weighted average number
 of shares
 used in computing diluted EPS        40,540,494        28,990,725        26,437,695        22,803,985        17,120,756

Consolidated Balance Sheet            Year Ended        Year Ended        Year Ended        Year Ended        Year Ended
 Data                                Dec 31, 2000      Dec 31, 1999      Dec 31, 1998      Dec 31, 1997      Dec 31, 1996
                                     ------------      ------------      ------------      ------------      ------------
                                         US$                US$               US$               US$              US$
Working Capital                       16,736,469         6,017,656             9,073         7,069,628         6,688,270
Long-term Liabilities                  2,266,425         8,086,232        12,263,521         8,727,511            76,319
Total Assets                          67,230,672        45,042,295        45,013,047        24,599,701        13,624,817
Capital Stock                            602,807           460,290           425,299           364,200           267,418
Shareholders' Equity                  55,042,649        23,186,315        14,624,196         7,104,711        10,572,542

Amounts Adjusted for US GAAP

Consolidated Statement                Year Ended        Year Ended        Year Ended        Year Ended        Year Ended
 of Income                           Dec 31, 2000      Dec 31, 1999      Dec 31, 1998      Dec 31, 1997      Dec 31, 1996
                                     ------------      ------------      ------------      ------------      ------------
                                         US$                US$               US$               US$              US$
Net profit/(loss)                      1,667,958           988,792           625,088        (1,935,049)       (2,639,113)
Basic earnings
  per ordinary share (US cents)             4.49              3.51              2.44            (10.13)           (16.37)
Diluted earnings
  per ordinary share (US cents)             4.11              3.41              2.36            (10.13)           (16.37)

Consolidated Balance Sheet            Year Ended        Year Ended        Year Ended        Year Ended        Year Ended
 Data                                Dec 31, 2000      Dec 31, 1999      Dec 31, 1998      Dec 31, 1997      Dec 31, 1996
                                     ------------      ------------      ------------      ------------      ------------
                                         US$                US$               US$               US$              US$
Total Assets                          75,448,105        55,620,414        60,177,621        40,411,657         21,635,823

No dividends were declared in any of the periods from December 31, 1996 to December 31, 2000.


                                  RISK FACTORS

POTENTIAL FLUCTUATIONS IN RESULTS

Trinity's operating results may fluctuate as a result of many factors including size and timing of orders, the competitive conditions in the industry, loss of significant customers, delays in the development of new products, currency fluctuations and general economic conditions.

FUTURE NEED FOR CAPITAL

Up to now Trinity has funded its operations through the sale of its shares and securities convertible into shares, revenues from operations and bank borrowings. Trinity expects that the proceeds of recent equity financings, bank borrowings, current working capital and sales revenues will fund its operations and payment obligations for the foreseeable future. However, if the Company's capital requirements are greater than expected, or if its revenues are not sufficient to fund its operations, Trinity may need to find additional financing which may not be available on attractive terms or at all. Any future financing could have an adverse effect on the Company's current shareholders or the price of its shares in general.

MARKET COMPETITION AND TECHNOLOGICAL OBSOLESCENCE

The diagnostics industry is extremely competitive. Trinity is competing directly with companies, which have greater capital resources and larger marketing and business organisations than Trinity. Trinity's ability to grow revenue and earnings may be adversely impacted by competitive product and pricing pressures and by its inability to gain or retain market share as a result of the action of competitors. The Company has significantly invested in research and development but there can be no guarantees that its R&D programmes will not be rendered technologically obsolete or financially non-viable by the technological advances of its competitors.

SOURCING OF SUITABLE DISTRIBUTORS AND CHANGING MARKET CONDITIONS

Revenue and earnings stability and growth are directly dependent on the effectiveness of advertising, marketing and promotional programmes. Trinity currently distributes its product portfolio through distributors in over 80 countries worldwide. The Company's continuing economic success and financial security is consequent on its ability to secure effective channels of distribution on favourable trading terms with suitable distributors.

The healthcare industry is in transition with a number of changes that affect the market for diagnostic test products. Changes in the healthcare industry delivery system have resulted in major consolidation among reference laboratories and in the formation of multi-hospital alliances, reducing the number of institutional customers for diagnostic test products. There can be no assurance that the Company will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers.

DEPENDENCE UPON SALES TO MAJOR CUSTOMER

During the financial years ended December 31, 1999 and December 31, 2000, approximately 40% and 30% respectively of Trinity's revenues were derived from a distribution agreement between the Company's subsidiary, Trinity Biotech USA (formerly Clark Laboratories, Inc.) and Carter Wallace, Inc. The loss or interruption of the distribution agreement with Carter Wallace, Inc could be expected to have a material adverse effect on Trinity.

ACQUISITION OF BUSINESSES

The Company has historically grown organically and through the acquisition of and investment in other companies, product lines and technologies. There can be no guarantees that recent or future acquisitions can be successfully assimilated or that projected growth in revenues or synergies in operating costs can be achieved. The Company's ability to integrate future acquisitions may also be adversely affected by inexperience in dealing with new technologies, and changes in regulatory or competitive environments. Additionally, even during a successful integration, the investment of management's time and resources in the new enterprise may be detrimental to the consolidation and growth of the Company's existing business.

RESEARCH AND DEVELOPMENT RISK AND EXPIRATION OF PATENTS

The Company is committed to significant expenditure on research and development. However, there is no certainty that this investment in research and development will yield technically feasible or commercially viable products. The Company's organic growth and long-term success is dependent on its ability to develop and market new products but this work is subject to very stringent regulatory control and very significant costs in research, development and marketing. Failure to introduce new products could significantly slow the Company's growth and disadvantage its market share.

Even when products are successfully developed and marketed the Company's ownership of the technology behind these products has a finite life. In general, generic competition, which can arise after the expiration of a patent, can have a detrimental effect on a product's revenue, profitability and market share. There can be no guarantee that the net income and financial position of Trinity will not be adversely affected by competition from generic products. Conversely, on occasion, certain companies have claimed exclusive patent, copyright and other intellectual property rights to technologies in the diagnostics industry. If these technologies relate to Trinity's planned products, Trinity would be obliged to seek licences to use this technology and, in the event of being unable to obtain such a licence or it being obtainable on grounds that would be materially disadvantageous to Trinity, the Company would be precluded from marketing such products, which could adversely impact its revenues, sales and financial position.

REGULATION

The Company's manufacturing and marketing of diagnostic test kits is subject to government regulation in the United States of America ("USA") by the FDA, and by comparable regulatory authorities in other jurisdictions. The approval process, while variable across countries, is generally lengthy, time consuming, detailed and expensive. The Company's continued success is dependent on its ability to develop and market new products, some of which are currently awaiting approval from these regulatory authorities. However, there is no certainty that such approval will be granted or, even once granted, will not be revoked during the continuing review and monitoring process.

The Company is also required to register with the FDA as a device manufacturer and as such the Company is subject to inspection on a routine basis for compliance with the FDA's current Good Manufacturing Practise ("GMP"), the regulations which prescribe the Company's production and documentation procedures. Any perceived infringement of FDA regulations could materially impact on the Company's ability to manufacture and distribute the affected products and, in extreme cases, could result in product recalls. These could all have a material adverse effect on the Company's revenues, earnings and financial standing.

DEPENDENCE ON KEY PERSONNEL

Trinity's success is dependent on certain key management personnel. Competition for qualified employees among biotechnology companies is intense, and the loss of key personnel, or the inability to attract and retain the additional highly skilled employees required for the expansion of the Company's activities, could adversely affect its business.

DEPENDENCE UPON SUPPLIERS

The primary raw materials required for Trinity's test kits consist of antibodies, antigens and other reagents, glass fibre and packaging materials to be acquired from third parties. Although Trinity does not expect to be dependent upon any one source for these raw materials, alternative sources of antibodies with the specificity and sensitivity desired by Trinity may not be available. Such unavailability could affect the quality of the Company's products and its ability to meet orders for specific products.

RISK OF PRODUCT LIABILITY

Trinity may be subject to claims for personal injuries or other damages resulting from its products or services. There can be no assurance that its product liability insurance is sufficient to protect the Company against liability that could have a material adverse effect on its business.

RISK OF FOREIGN EXCHANGE FLUCTUATIONS

Trinity records its transactions in Irish pounds and US dollars and prepares its financial statements in US dollars. A substantial portion of its expenses is denominated in Irish pounds. However, Trinity's revenues are primarily denominated in US dollars. As a result, the Company is affected by fluctuations in currency exchange rates, especially the exchange rate between the US dollar, the Irish pound and the Euro. Fluctuations between these and other exchange rates may adversely affect the Company's earnings and assets.

RISK OF SHARES NO LONGER BEING QUOTED ON NASDAQ

Trinity's ADRs currently trade on the Nasdaq SmallCap Market. Nasdaq requires that the securities of companies quoted on the Nasdaq SmallCap Market have a minimum bid price of $1 per share or ADR. If the price of the Company's ADRs falls below $1 per ADR it may not meet the standards for continued inclusion on the Nasdaq SmallCap Market. If its ADRs could no longer trade on the Nasdaq SmallCap Market the Company's ADR price may be adversely affected.

PENNY STOCK REGULATIONS AND RESTRICTIONS ON MARKETABILITY

SEC regulations concerning "penny stock" apply to Trinity's shares. These regulations impose sales practice requirements on broker-dealers who sell the Company's shares to persons other than established customers and "accredited investors" as defined in SEC regulations. For transactions covered by the regulations, broker-dealers must make a suitability determination and receive a written agreement from the purchaser prior to the sale. These regulations may affect the ability of broker-dealers to sell the Company's shares in the secondary market and thus adversely affect its share price.


ITEM 4
                           INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Trinity develops, manufactures and markets rapid diagnostic test kits used for the clinical laboratory, point-of-care ("POC"), and self-testing ("OTC") segments of the diagnostic market. The Company's rapid tests provide fast and accurate results designed for home (OTC) and doctor's office (POC) use. In addition, the Company manufactures and markets a range of diagnostic test kits used in clinical laboratories to detect infectious diseases and autoimmune disorders. The Company markets over 200 different diagnostic products in over 80 countries.

Trinity was incorporated as a public limited company (plc) registered in Ireland in 1992. The Company commenced operations in 1992 and, in October 1992, completed an initial public offering of its securities in the USA. The Company has expanded its product base through internal development and acquisitions in the areas of pregnancy, infectious disease and autoimmune products. Trinity now markets these products in the USA and in over 79 other countries worldwide through a network of national and international distributors. Trinity has manufacturing facilities in Bray, Ireland and in Jamestown, New York, and Carlsbad, California in the USA.

Over the past three years, Trinity has made 6 acquisitions of diagnostic businesses the details of which are set out below. Four of these acquisitions have been of Enzyme Immunoassay ("EIA") businesses; one has been of a rapid test and EIA business and one of an EIA and Immunofluorescence Assay ("IFA") business. In October 2000, the Company also acquired 33% of the share capital of HiberGen Limited, an Irish-based genomics company. Through these acquisitions and new products added through in-house research and development, Trinity now has a comprehensive portfolio of over 200 products including 12 rapid tests and through its investment in HiberGen Limited has successfully entered the fields of genomics and molecular diagnostics.

ACQUISITION OF BARTELS INC

In December 2000, Trinity acquired the assets and goodwill of Bartels Inc, for a consideration of US$9.5m comprising US$3.2m in stock, US$0.4m in the form of a promissory note and the balance of US$5.9m in cash. Bartels is a leading manufacturer of cell dependent organism diagnostics and its product range includes antigen detection kits for Herpes Simplex Virus, and respiratory viruses such as Influenza A and B, Parainfluenza Viruses 1, 2 and 3 and Respiratory Syncital Virus. Trinity intends to use the Bartels' salesforce to enhance its penetration and distribution strengths in the US market.

INVESTMENT IN HIBERGEN LIMITED

On October 2, 2000, the Company acquired 33% of the ordinary share capital of HiberGen Limited for a total consideration of US$1.4m. The Company has the option to increase this shareholding up to 66% at pre-defined valuations based on the achievement of commercial milestones. The investment in HiberGen represents an entry for Trinity into the area of molecular diagnostics. HiberGen was founded in Ireland in 1996 with the objective of identifying genetic variations of medical relevance. In pursuit of this goal, the SNaPIT technology was successfully developed and its US patent was granted in August 2000. SNaPIT is a rapid genetic variation detection technology. This technology is robust, low cost and flexible. HiberGen's objective is to generate revenue through licensing agreements for this technology with third parties. In addition, HiberGen has an isothermal amplification technology called GMA, an extension of the existing SNaPIT technology. This GMA technology provides an alternative for Trinity to upgrade to molecular diagnostic products since Trinity has the exclusive licence for this technology in pathogen detection. In addition to HiberGen's technology platform, it has a disease gene programme in several areas including rheumatoid arthritis, diabetic nephropathy and pre-eclampsia. HiberGen's objective in these programmes is to build an intellectual property position around the identification and characterisation of the disease associated genes for diagnosis and treatment.

A final element of HiberGen's business lies in pharmacogenomics where it will use the SNaPIT technology in the generation of genetic profiles, which will allow the stratification of patients into respond and non-respond groups. This analysis will be applicable to both drugs in development and marketed drugs, with the overall impact of improving drug efficacy and safety.

ACQUISITION OF MARDX DIAGNOSTICS INC

On February 29, 2000, Trinity acquired all the outstanding share capital of MarDx Diagnostics Inc. (MarDx) of Carlsbad, California for a consideration of $4.2 million. MarDx is a world leader in the development and manufacture of diagnostic products, known as Western Blots, which confirm the primary diagnosis of certain infectious diseases. Their principal product is a Western Blot test for Lyme disease, which is an infection carried by deer ticks. The disease manifests itself as a multi-system inflammatory disease that affects the skin, joints and nervous system. If diagnosed and treated early with antibiotics, Lyme disease is readily cured.

The MarDx test was the first Lyme Western Blot assay to receive FDA clearance and remains the leading selling test for Lyme disease in the USA. The acquisition of MarDx gives Trinity a strong position in the Western Blot segment of the infectious disease market. Western Blot confirmatory testing is a natural extension to Trinity's EIA products and the Company intends to extend the MarDx Western Blot technology and manufacturing capability to other confirmatory tests.

ACQUISITION OF THE MICROTRAK(TM) PRODUCT LINE

In September 1998, the MicroTrak (TM) product line was purchased from the Syva Company, a subsidiary of Dade Behring, Inc. ("Dade Behring"). The purchase consideration, including costs, was US$14.0m, which was satisfied by cash and deferred consideration. The MicroTrak (TM) product line comprises two tests for Chlamydia trachomatis ("Chlamydia") as well as tests for other sexually transmitted diseases. The first Chlamydia test uses standard microtitre EIA plate technology and the other utilises IFA technology on a slide. Other IFA products acquired are tests for CMV, Herpes, and Gonorrhea. All of these products are FDA cleared for sale and marketing in the USA. The tests are being distributed in the USA through Wampole Laboratories (part of Carter Wallace, Inc.) and by Dade Behring in Europe, Asia, Canada, Africa and Latin America.

ACQUISITION OF THE INFECTIOUS DISEASE DIAGNOSTIC BUSINESS OF CAMBRIDGE DIAGNOSTICS IRELAND LIMITED

In September 1998, the infectious disease diagnostic business of Cambridge Diagnostics Ireland Limited ("Cambridge"), a subsidiary of Selfcare Inc., was acquired by Trinity for a consideration, including costs, of US$4.6 m. The consideration was satisfied by 555,731 shares of Selfcare Inc. common stock owned by Trinity, 300,000 shares of Enviromed PLC owned by Trinity and the balance in cash. The product range comprises three tests for the diagnosis of HIV antibodies in whole blood. Two are rapid POC tests and are for use in doctors' offices, emergency rooms, field sites, clinics, and other POC situations. The third product (Recombigen (TM)) is a microtitre EIA plate assay, which is used for diagnosis of HIV in clinical and reference laboratories. As part of this transaction, Trinity has acquired the rights to certain recombinant antigens which are used in other retroviral diagnostic products cleared for sale and marketing in the USA by the FDA and which will enhance the performance characteristics of Trinity's Uni-Gold(TM) HIV test. In addition, this gives Trinity access to significant HIV testing markets, such as India and Central and East Africa, where the Company previously had minimal presence. BioMerieux has challenged licence rights granted to Trinity as part of this acquisition and has commenced legal proceedings against Trinity and Selfcare (see Item 8 Legal Proceedings). Management of the Company does not believe that an adverse ruling in this matter would have a material adverse effect on the business of the Company.

ACQUISITION OF THE MACRA LP(A)(TM) PRODUCT LINE

In July 1998, Trinity acquired from Strategic Diagnostics, Inc. an assay that measures Lipoprotein (a) ("Lp(a)"), a powerful predictor of premature atherosclerosis and coronary heart disease. The Lp(a) test, called Macra Lp(a), is the only Lp(a) method cleared for sale and marketing in the USA by the FDA for both diagnosis and risk assessment of coronary heart disease. Trinity sells Macra Lp(a) in the USA through Wampole Laboratories. The consideration, including costs, was US$1.4m satisfied by way of an up front payment of US$0.6m in cash and a balancing cash payment paid on February 29, 2000.

ACQUISITION OF THE MICROZYME(TM) PRODUCT LINE

In June 1998, Trinity acquired the Microzyme (TM) product line of hormones and drugs of abuse from Diatech Diagnostics Inc. ("Diatech"), a Boston-based diagnostics company which is a subsidiary of Healthcare Technologies Inc. Trinity paid US$2.3m , including costs. This acquisition introduced a range of complementary tests to Trinity's existing product portfolio. The products are now manufactured in Trinity's facility in Jamestown, New York. The acquisition provided immediate access to new distributors in countries where the Company was not previously represented, the main countries being Ukraine, Lithuania, Honduras and Equador. The Microzyme (TM) product line uses standard microtitre EIA plate technology and includes EIA tests for hormones such as TSH, T3, T4, and drugs of abuse, including cocaine and opiates. Trinity already manufactured tests using a similar base technology, which facilitated the technology transfer from Diatech to Trinity. The Microzyme (TM) tests are all FDA cleared for sale and marketing in the USA.

DISPOSAL OF SUPPLY AGREEMENT FOR OVER-THE-COUNTER PREGNANCY TESTS

In September 1998, the Company disposed of its interest in the Supply Agreement between Trinity Biotech Inc., Applied Biotech Inc. and Warner Lambert Inc to Sybron Inc, a US diagnostics company, for a consideration of US$3.0m. Revenues under the supply agreement in 1998 amounted to US$5.72m.

GRANTING OF AN INVESTIGATIONAL DEVICE EXEMPTION FROM THE FDA FOR THE UNI-GOLD HIV TEST

In March 2001, the US Food and Drug Administration's Centre for Biologics Evaluation and Research (CBER) approved an Investigational Device Exemption
(IDE) for treatment use for Trinity's Uni-Gold HIV test. This IDE allows Trinity's Uni-Gold HIV test to be used in a limited number of hospitals throughout the USA, to provide patients with the results of tests, conducted during ongoing clinical trials.

The product will be used to provide diagnostic test results in less than fifteen minutes, in situations involving needle stick injuries and pregnant women at high risk of HIV presenting themselves for delivery. In these circumstances, the ability to diagnose HIV status rapidly provides the opportunity to make potentially crucial medical decisions and to administer appropriate medication.

The granting of the IDE application acknowledges that the clinical protocol for the IDE is appropriate and that Trinity's proposed clinical trials under the treatment IDE meet FDA standards for human safety and confidentiality.

On April 23, 2001 representatives from Trinity met with the FDA. At this meeting the FDA required that additional clinical trials be conducted to ensure that the results which have been obtained to date are statistically significant. This means that the results which have been presented to the FDA in the PMA filing must be reproduced on a larger population of samples. Dialogue between the FDA and the Company is ongoing.

PRINCIPAL MARKETS

The primary market for Trinity's tests remains the USA. During fiscal 2000 the Company sold 58% (US$17.3m) (1999 63% or US$16.3m; 1998 72% or US$16.6m) of
product in the USA. Sales to non USA (principally European and Asian) countries represented 42% (US$12.5m) during fiscal 2000 and 37% (US$9.8m) during fiscal 1999. The comparable figure in 1998 was 28% (US$6.6m).

For a more comprehensive segmental analysis please refer to Note 13 "Analysis of Revenue, Operating Income, Major Customers and Assets" of the Notes to the Consolidated Financial Statements contained in Item 18 "Financial Statements".


PRINCIPAL PRODUCTS

Trinity's core competency is the science of immunoassay. The Company develops, acquires, manufactures and markets a wide range of diagnostic products based on this technology. Immunoassays harness the body's own natural defense mechanisms. Faced with invasion by a foreign agent, known as an antigen, the body defends itself by producing antibodies. Each type of antibody produced is a highly specific response to the invading antigen. The antibodies bind and neutralize the antigen. It is this highly specific binding of antigen to antibody which forms the basis for all immunoassay tests.

Trinity's products can test for foreign agents such as viruses, bacteria and parasites, and for naturally occurring products such as cancer cells and hormones. The Company's manufacturing processes utilise biotechnology techniques involving the in-house production of recombinant proteins, synthetic peptides and monoclonal antibodies.

Trinity's product areas can be broken down under the headings of the four key technologies which are sold under the following brand names

         Enzyme Immuno Assays (EIA)
              CAPTIA(TM)
              Recombigen(R)
              MicroTrak(TM)
              MarDx(R)
              Bartels

         Fluorescence Assays (IFA/DFA)
              MicroTrak(TM)
              Bartels
              MarDx(R)

         Western Blot (WB)
              MarDx(R)


         Rapid Assays
              Uni-Gold(TM)
              Capillus(TM)
              SeroCard(TM)
              SalivaCard(TM)

ENZYME IMMUNO-ASSAYS

The Company's exceptionally wide range of Enzyme Immuno-Assay (EIA) products includes over 100 assays utilising different formats to accommodate the most demanding of laboratories to the most basic. This type of test is the mainstay of standard clinical laboratories around the world and subsequently forms the backbone of the Trinity product list of over 200 products. Trinity currently sells 91 EIA tests of various configurations in many countries around the world. Of these, 70 are cleared by the US FDA for distribution within the USA.

These tests are performed on plates that allow for up to 96 simultaneous tests and can be performed manually or more typically on automated equipment. Trinity also offers a modest range of equipment for these types of assays as well as validating the Trinity range for use on the most popular types of analysers typically used by most medical laboratories.

Typically and simply described, each "well" is coated with antigen or antibody depending upon the analyte being tested for. When the test is run, the first step would be to add the sample and a reaction will bind any antibodies or antigens (if present) to the "well" wall. After removal of interfering substances through washing steps, a colour-forming reagent is added and the intensity read on an instrument indicating the result. EIAs can aid in providing the clinician with accurate information to assist in the diagnosis of a variety of disorders such as autoimmune diseases, hormonal imbalances, sexually transmitted diseases, enteric infections, respiratory infections, cardiovascular diseases, and a wide range of various other disease states.

FLUORESCENCE ASSAYS

The second largest range of diagnostic assays in Trinity's portfolio are the fluorescence assays that are also typically performed in many medium to large sized hospital laboratories around the world. Trinity offers 43 fluorescence assays, of which 29 are cleared by the US FDA for distribution within the US, with many variations in kit presentation to suit the customer's needs.

There are two distinct technologies employed, namely Direct Fluorescence Assays
(DFA) and Immunofluorescence Assays (IFA). Trinity offers 27 IFAs with the vast majority forming the comprehensive range of tests to diagnose autoimmune disorders. The remainder of the assays are used to assist in the diagnosis of infectious diseases such as Legionnaires disease, Lyme disease and many others. Of the 16 DFA Trinity offers, the largest range are US FDA cleared for detecting causative agents of sexually transmitted diseases (STDs), principally Chlamydia and Herpes and forms one of Trinity's most popular selling product groups.

The principle of the IFA test can be summarised as the introduction of patient's serum to a specially prepared slide containing the specific antigen to which the antibody is directed. Antibody, if present, binds to the antigen and after a series of washing steps and addition of a conjugate, will emit fluorescence when viewed through a microscope equipped with an ultra-violet light source.

The principle of DFA, however, can best be described as the fixation of a patient sample to a microscope slide, which is then introduced to an antibody conjugated to a fluorescent dye, to stain and thereby identify the antigen to which the antibody is directed.

WESTERN BLOT ASSAYS

Trinity's extensive range of 16 western blot test systems includes the first Lyme western blot assay to receive FDA clearance for distribution within the USA. Other western blot kits in the range include assays to aid in the diagnosis of autoimmune disorders and more typically infectious diseases such as Syphilis, Epstein Barr Virus (EBV), H. pylori and others.

Western blot assays are typically used in reference or speciality laboratories for confirming the presence, or absence, of antibodies. This can be an essential part of routine practice for some laboratory investigations for conditions such as Lyme disease, whereby the confirmation of antibody status is the only means to obtain an accurate diagnosis. The principle of these types of tests is that a membrane containing electrophoretically separated proteins of a particular organism are incubated with a patient's serum sample. If specific antibodies to individual proteins are present, they will bind to the corresponding antigen bands. After various washing steps and conjugation, the strip is finally reacted with a precipitating colour developing solution which deposits a visible precipitate on antibody reacted antigen bands. Bands can then be visualised, scored for intensity relative to a band of a weakly reactive control and recorded.

RAPID ASSAYS

Trinity has developed a range of membrane and latex based rapid assays to cater for point of care (POC) and over-the-counter (OTC) markets. This range facilitates fast and often very important treatment for the patient and can avoid further costly patient analysis. The UniGold(TM) range of tests does not require refrigeration, which is very important for the OTC and POC markets, especially in developing countries.

The UniGold(TM) HIV is available in two versions, one utilising synthetic peptides and the other using recombinant proteins. The former version is incorporated into the current FDA submission. The advantage of the latter is that more consistent, temperature stable and economical devices can be manufactured. The recombinant proteins are manufactured in-house.

Tests for HIV are also available in the SeroCard(TM), SalivaCard(TM) and Capillus(TM) formats. SeroCard(TM) and SalivaCard(TM) are self-encased, flow-through rapid EIA devices where results are obtained by visual interpretation of a colour change, whereas Capillus(TM) utilises latex agglutination enhanced by capillary slide technology.

These types of rapid tests give a definitive qualitative answer, indicating the presence or absence of antigens or antibodies (test dependent) as an aid in the diagnosis of infection or other clinical condition. Rapid diagnosis using these tests facilitates fast and often very important treatment for the patient and can avoid further costly patient analysis.


PRODUCT PORTFOLIO

Trinity develops, manufactures and markets over 200 diagnostic products.

The Company's core EIA portfolio continued to deliver a steady performance in 2000 with infectious disease and sexually transmitted disease diagnostic kits anchoring a solid revenue base. These products include tests for infectious diseases such as H. pylori, EBV and Lyme disease, in which Trinity is a market leader in the Western Blot segment.

The sexually transmitted disease segment continued to grow steadily, with significant revenue from the Chlamydia, Herpes and Syphilis product ranges. In the key US market, Trinity is the first company to gain FDA clearance for Syphilis (T. pallidum) IgG use in all clinical settings.

Trinity's infectious disease portfolio was reinforced by the acquisition of the Bartels range in 2000, a range of high quality products that will give the Company a strong position in respiratory and Herpes Simplex Virus diagnosis.

The Company's range of tests for autoimmune diseases continued to show growth in this expanding segment of the market as new distributors were gained worldwide.

In the fast growing POC segment, Trinity's Uni-Gold(TM) tests continued to increase in sales, providing easy one-step tests for HIV, H Pylori and pregnancy.

Trinity's franchise in the rapidly expanding HIV diagnostic segment is expected to continue to grow as the product has been used extensively outside the USA, and has significant shares of the markets in high prevalence HIV areas, such as sub-Saharan Africa and India. In addition to Uni-Gold(TM) HIV, Trinity also manufactures and markets other rapid HIV tests: Capillus(TM) HIV, SeroCard(TM) HIV and SalivaCard(TM) HIV.


SUPPLY AGREEMENT BETWEEN TRINITY USA AND CARTER WALLACE

Trinity Biotech USA ("Trinity USA") entered into a supply agreement with Carter Wallace Inc on December 18, 1995 for an initial period of five years and, thereafter, for an indefinite period subject to termination provisions outlined in the supply agreement. Under the terms of the agreement, Carter Wallace has exclusive rights to Trinity USA's products in the USA and Puerto Rico. Trinity USA and Trinity may market certain Trinity USA products in the USA and Puerto Rico, which Carter Wallace has chosen not to market in those territories. In addition, Trinity and Trinity USA may market all of Trinity USA's products in all territories outside of the USA and Puerto Rico. As part of the agreement, Carter Wallace paid Trinity USA an amount of US$2.0m for the rights to the Trinity USA products in the territories of the USA and Puerto Rico.


SALES AND MARKETING

Trinity sells worldwide in over 80 countries through its own sales force and a network of international distributors.

During 2000, the marketing department was reinforced in line with the growth of the Company's portfolio. An extensive program of customer development has been implemented to optimise sales and is already showing benefits. One of Trinity's marketing objectives is to continue to increase the number of customers using its website to access latest marketing and sales information and encourage purchasing of products electronically.

The implementation of Trinity's strategy to move to direct sales in key markets was initiated in 2000 with the creation of a direct sales force in the USA for the MarDx and Bartels product ranges. The implementation in Europe is targeted for 2001 for the important German market. Direct sales operations will result in Trinity having more direct control of marketing strategies which the Company believes will result in increased revenues, enhanced brand awareness and direct contact with end users.

Through the existing network of international distributors, of whom there are more than 120, Trinity has a worldwide customer base. These distributors are managed by Regional Sales Directors, each of whom has responsibility for a specific geographic area. These areas are:

     -  USA & Canada
     -  Europe (including Eastern Europe)
     -  Middle East and Africa
     -  Asia Pacific
     -  Latin America

Trinity is developing strategic partnerships with selected distributors for development of sales in specialised market segments for which the Company has market leading tests.


MANUFACTURING AND RAW MATERIALS

The primary raw materials required for Trinity's test kits consist of antibodies, antigens and other reagents, glass fibre and packaging materials. The reagents used as raw materials have been acquired for the most part from third parties. Although Trinity is not dependent upon any one source for such raw materials, alternative sources of antibodies with the specificity and sensitivity desired by Trinity may not be available. Such unavailability could affect the quality of its products and its ability to meet orders for specific products, if such orders are obtained. Trinity's growth may be limited by its ability to obtain or develop the necessary quantity of antibodies or antigens required for specific products. Thus, Trinity's strategy is, whenever possible, to establish alternative sources of supply of antibodies.

COMPETITION

The diagnostic industry is very competitive. There are many companies, both public and private, engaged in diagnostics-related research and development, including a number of well-known pharmaceutical and chemical companies. Competition is based primarily on product reliability, customer service and price. Many of these companies have substantially greater capital resources and have marketing and business organisations of substantially greater size than Trinity. Many companies have been working on immunodiagnostic reagents and products, including some products believed to be similar to those currently marketed or under development by the Company, for a longer period of time than has the Company. The Company believes that its primary competitors in the diagnostics market include Abbott Laboratories, Boehringer Mannheim, Sanofi Diagnostics Pasteur, Inc, Ortho Diagnostics, Inc, Selfcare, Inc, Incstar, Inc, Meridian, Inc and Murex Diagnostics, Inc. The Company expects competition within the industry to intensify.

PATENTS AND LICENCES

Patents

Trinity's SeroCard(TM) and SalivaCard(TM) blood and saliva-based diagnostic tests are based on Trinity Biotech Inc's patent for its "Bi-Directional Lateral Chromatography Test Device". On April 9, 1991, a patent was issued to Trinity Biotech Inc (formerly Disease Detection International Inc) by the US Patent and Trademark Office covering this device. The patent expires in 2008. This patented technology allows Trinity to concentrate and detect antibodies or antigens using a whole blood specimen in addition to serum, urine, or other fluid samples.

In February 1993, Trinity filed a patent application with the Irish Patents Office under the title "Device for the Processing of Saliva for use in an Immunoassay". The patent describes a saliva collection system for collecting and analysing immunoglobulins extracted from the oral cavity. This patent was granted in May 1993. The Company was granted a second patent covering the mechanics of its Saliva Collection Device in June 1994. Management believes that these two patents, which expire in 2010, will help protect Trinity's SalivaCard(TM) test from being copied by a competitor.

In January 1999 Trinity filed a patent application with the Irish Patents Office describing a device used in the detection of Strep A in Trinity's Rapid Strep A test. This patent was granted in February 2000.

Many of the Company's tests are not protected by specific patents. However, the Company believes that substantially all of its tests are protected by proprietary know-how, manufacturing techniques and trade secrets.

From time to time, certain companies have asserted exclusive patent, copyright and other intellectual property rights to technologies that are important to the industry in which Trinity operates. In the event that any of such claims relate to its planned products, Trinity intends to evaluate such claims, and if appropriate, seek a licence to use the protected technology. There can be no assurance that Trinity would, firstly, be able to obtain licences to use such technology or, secondly, obtain such licences on satisfactory commercial terms. If Trinity or its suppliers are unable to licence any such protected technology that might be used in Trinity's products, Trinity could be prohibited from marketing such products. It could also incur substantial costs to redesign its products or to defend any legal action taken against it. If Trinity's products should be found to infringe protected technology, Trinity could also be required to pay damages to the infringed party.


Licences

Trinity has taken a licence to two US patents held by Becton Dickinson Inc., which expire in 2004 and 2014 respectively, covering the format of Trinity's Uni-Gold(TM) rapid test device i.e. the visual result given by its one-step strip test. The terms of the agreement provide for the payment of ongoing royalties at rates from 4% to 8% of the sales of its Uni-Gold(TM) rapid tests.

On December 20, 1999 the Company obtained a non-exclusive commercial licence from the National Institute of Health ("NIH") in the USA for NIH patents relating to the general method of producing HIV-1 in cell culture and methods of serological detection of antibodies to HIV-1.

The Company has also entered into a number of licence/supply agreements for key raw materials used in the manufacture of its products.

GOVERNMENT REGULATION

The Company's manufacturing and marketing of diagnostic test kits is subject to government regulation in the USA and in other countries in which the Company's products are sought to be marketed. The process of obtaining regulatory clearance varies, depending on the test categorisation and the country, from merely notifying the authorities of intent to sale, to lengthy formal approval procedures which often require detailed laboratory and clinical testing and other costly and time-consuming processes. The main regulatory bodies which require extensive clinical testing are the FDA in the USA, the Paul Erhlich Institute in Germany and the Agence Francaise des Produits de Sante in France. Recently a European Directive has been implemented allowing one approval system to be applicable throughout Europe.

The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors. As 58% of Trinity's 2000 revenues were generated in the USA and the

USA represents approximately 35% of the worldwide diagnostics market, a description of the FDA clearance process, which is one of the most rigorous in the world, has been included below.

FDA Clearance Process

In-vitro diagnostic products such as those employing antibodies for the detection of autoimmune diseases in humans, are classified as medical devices by the FDA. For some in-vitro products, the US Code of Federal Regulation (CFR) provides a process commonly known as a "510(k) review" to enable the manufacturer to demonstrate that the proposed product is "substantially equivalent" to another product in legal, commercial distribution in the USA. When a 510(k) review is used, a sponsor is required to submit a Pre-Market Notification to the FDA. In the event that the FDA requests additional information, there could be multiple cycles of submissions until substantial equivalence is determined and clearance is obtained. The FDA has statutory authority to require clinical studies data to support a 510(k) application.

In cases where there are no existing FDA cleared products "substantially equivalent" to the new product or the FDA has classified the products currently on the market as high risk and subject to a more stringent level of regulation, the sponsor is required to submit a Pre-Market Approval application (PMA), which involves a lengthier and more burdensome process often requiring substantial supporting clinical data. FDA approval is required before commercial distribution is allowed.

If clinical studies are necessary, the FDA may require the Company to obtain an Investigational Device Exemption ("IDE"). An IDE normally restricts the distribution of an investigational device to a limited number of institutions, and use by a limited number of investigators, for the purpose of performing studies to be submitted to the FDA in a 510(k) or PMA application.

Although certain diagnostic products are exempt from IDE requirements, the exemption applies only to tests which (a) do not require an invasive sampling procedure that presents significant risk; (b) do not introduce energy (such as X-rays) into a subject; and (c) are not used for diagnostic determination. The Company's products would not be used as diagnostics without such a confirmatory diagnosis unless they had received an exemption from the FDA. Such approval may be given by the FDA in the form of a Treatment Use IDE where the FDA have the authority to authorise the use of a given product in the absence of any other product to diagnose a particular disease state, or to fulfill a substantial need.

The amount that can be charged for use of an investigational device in a clinical study is generally limited to recovery of material costs and those related to running the trial. Accordingly, no return can be expected during the study of investigational devices.

Medical devices may be exported from the USA before receiving IDE, 510(k) or PMA clearance under certain conditions, providing FDA clearance of the proposed exportation is obtained. The receiving country must certify that the device is not in conflict with the laws of that country and that the foreign government is aware of the device's import. In countries other than the USA, the Company's distributors are generally responsible for obtaining any required government consents.

The Company is also required to register with the FDA as a device manufacturer and list its devices. As such, the Company is subject to inspection on a routine basis for compliance with the FDA's current Good Manufacturing Practice ("GMP") Regulations and Quality Systems Regulations. These regulations require that the Company manufacture its products and maintain its documents in a prescribed manner with respect to manufacturing, testing and control activities. Failure to comply with applicable GMP or other regulatory requirements can result in, among other things, sanctions, fines, delays or suspensions of clearance, injunctions against further distribution, seizures or recalls of products, operating restrictions and criminal prosecutions. In addition, the Company is required to comply with various FDA requirements for labelling. Pursuant to the US Medical Device Reporting Act, 1997, the Company is also required to notify the FDA of any deaths or serious injuries alleged to have been associated with the use of its diagnostic test kits as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur. Finally, the FDA prohibits an approved device from being marketed for unapproved applications.


ORGANIZATIONAL STRUCTURE

Trinity Biotech plc and its subsidiaries ("the Group") is a manufacturer of diagnostic test kits for sale and distribution worldwide. Trinity's executive offices are located at Bray, Co. Wicklow, Ireland while its research and development, manufacturing and marketing activities are principally conducted at Trinity Biotech Manufacturing Ltd, based in Bray, Co. Wicklow, Ireland and at Trinity Biotech (USA) and MarDx Diagnostics Inc based in Jamestown, New York State and Carlsbad, California respectively.

For a more comprehensive schedule of the subsidiary and associated undertakings of the Company please refer to Note 30 of the Notes to the Consolidated Financial Statements "Group Undertakings" contained in Item 18 "Financial Statements" of this Form 20-F.

PROPERTY, PLANTS AND EQUIPMENT

Trinity has three manufacturing sites worldwide, two in the USA (Jamestown, NY and Carlsbad, CA) and one in Bray, Co. Wicklow, Ireland. Each site is an FDA, EN and ISO approved facility. As part of its ongoing commitment to quality, Trinity is actively working on achieving the latest ISO/9001/2000 certification. In line with the growth of the Company, manufacturing facilities were expanded in 2000 resulting in a total of over 130,000 sq ft of manufacturing and office space.

Trinity's executive offices and manufacturing and research and development facilities consisting of approximately 45,000 square feet are located at IDA Business Park, Bray, Co. Wicklow, Ireland. This facility is ISO 9001 approved and was purchased in December 1997. The facilities include offices, research and development laboratories, production laboratories, cold storage and drying rooms and warehouse space. Trinity spent $4.2m buying and fitting out the facility. In December 1999, the Company sold the facility for net proceeds of $5.2m and leased it back from the purchaser for 20 years. The current annual rent which is reviewed every 5 years is set at IR(pound)309,000 (US$366,567). In July 2000 the Company entered into a 20 year lease for a 25,000 square foot warehouse adjacent to the existing facility at an annual rent of IR(pound)150,000 (US$177,845). Trinity's current manufacturing facilities are adequate for its current manufacturing and operational needs, however, in anticipation of future potential growth, the Company has entered into a further four years eleven month lease at IR(pound)22,500 per annum over adjacent lands. The Company has also entered into an option with the lessor exercisable for the next three years under which it may require the lessor to construct an additional premises, as may be specified by the Company, on such lands. (See item 7 - Major Shareholders and Related Party Transactions).

Trinity USA operates from a 24,000 square foot FDA and ISO 9001 approved facility in Jamestown, New York. The facility was purchased by Trinity USA in 1994. The mortgage associated with this facility is repayable in monthly instalments of $2,292 plus interest at 8 1/2 % with a final bullet repayment of US$138,000 on February 1, 2004, the maturity date for the facility.

MarDx operates from two facilities in Carlsbad, California. The first facility comprises 21,500 sq feet and is the subject of a 5 year lease , starting in July 2001, at an annual rental cost of US$214,000. The second adjacent facility comprises 14,500 square feet and is the subject of a 3 year lease, starting in July 1998, at an annual rental cost of US$127,000.


ITEM 5                     OPERATING AND FINANCIAL REVIEW
                                  AND PROSPECTS

GENERAL

Trinity was incorporated in Ireland in January 1992. The Company was organised to acquire, develop and market technologies for rapid in-vitro blood and saliva diagnostics for HIV and other infectious diseases. In October 1992 Trinity completed an initial public offering in the United States in which it raised net proceeds in excess of US$5 million. In October 1993, Trinity took a controlling interest in DDI and in October 1994 merged Trinity's wholly-owned US subsidiary into DDI so that DDI became a wholly-owned subsidiary of Trinity. DDI was the surviving legal entity in the merger and was subsequently renamed Trinity Biotech Inc ("TBI"). In December 1994 Trinity acquired the remaining 50% of FHC which its subsidiary TBI did not own. During 1995 Trinity raised net proceeds of in excess of US$6 million as a result of a private placement of the Company's shares. In February 1997, the Company purchased the entire share capital of Clark Laboratories Inc ("Clark"), which now trades as Trinity Biotech USA, and in June 1997 the Company purchased the entire share capital of Centocor UK Holdings Ltd ("Centocor"). In 1998, the Company made four product line acquisitions. The acquisition of the Microzyme and Macra Lp(a) product lines in June 1998 and the acquisition of the MicroTrak and Cambridge Diagnostics HIV product lines in September 1998. The manufacture of these product lines has been transferred to the Company's Jamestown, NY and Bray, Co. Wicklow, Ireland manufacturing facilities. In March 2000 the Company purchased 100% of the share capital of MarDx Diagnostics Inc ("MarDx") and in December 2000 the assets and goodwill of Bartels Inc were acquired. The Bartels plant in Seattle closed in June 2001 and production has been transferred to the Californian, New York and Irish factories.

In October 2000 Trinity acquired a 33.3% shareholding in HiberGen Limited.

In May 1999 Trinity obtained a secondary listing on the Irish Stock Exchange and in April 2000 raised US$13.4m by the issue of 4 million Class `A' Ordinary Shares to institutional investors.

Trinity's financial statements include the attributable results of three trading entities -- Trinity Biotech Manufacturing Limited, Trinity USA and MarDx which are engaged in the manufacture and sale of diagnostic test kits, and a share of the loss of the associate undertaking, HiberGen Limited. This discussion covers the years ended December 31, 2000, December 31, 1999 and December 31, 1998 and should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with Irish GAAP which differs from US GAAP as indicated in Note 29 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

For the year ended December 31, 2000 Trinity's consolidated revenues rose 14% to US$29,742,942 compared to US$26,104,623 in 1999. The increase in revenues was due primarily to the inclusion of sales from the Company's two new US acquisitions, MarDx for ten months and Bartels for one month.

The gross margin from product sales for the year ended December 31, 2000 was 48% compared to 44% for the year ended December 31, 1999. This was due in part to the inclusion of higher margin sales from the Company's US acquisitions in 2000.

Net interest reduced to US$238,696 in 2000 compared to US$654,028 in 1999 as a result of the stronger financial position achieved by the Company during the year.

Normal administrative expenses for the year ended December 31, 2000 amounted to $5,157,504 compared to $3,969,235 for the year ended December 31, 1999. This significant increase reflects the costs incurred in these areas by the companies acquired in 2000 plus an increased investment in the sales and marketing area throughout the Company. Amortisation increased to US$1,303,290 compared to US$896,913 in 1999 as a result of a realignment of the Company's amortisation policy combined with the commencement of amortisation on certain product lines and the new acquisitions. An exceptional administrative expense of US$1,287,000 was recognised in the figures for 2000. This charge relates to the costs associated with the closure of Bartels' Seattle factory and the transfer of production to the Carlsbad, Jamestown and Irish factories. The restructuring programme at Bartels was implemented during the first two quarters of 2001 and the Seattle facility was closed on June 12, 2001.

A tax charge of US$123,800 was incurred in the year which reflects the movement of the Company into a tax paying environment as net operating losses carried forward are offset by profits.

As a result of the above, profit after tax rose 35% to US$6,110,465 (before exceptionals) compared to US$4,511,369 (before exceptionals ) in 1999. Profit after tax and exceptionals in 2000 was US$4,823,465 compared to US$4,915,697 in 1999.

Year Ended December 31, 1999 Compared to the Year Ended December 31, 1998

Trinity's consolidated revenues for the year ended December 31, 1999 were $26,104,623, compared to consolidated revenues of $23,169,520 for the year ended December 31, 1998. The growth in revenues was due to an increase in the level of sales of Trinity's existing product lines along with a full year's contribution from the four product line acquisitions in 1998. The 1999 revenues did not include any revenues from the sales of pregnancy tests to Warner Lambert, a contract that the company disposed of in September 1998 and which contributed $6,084,000 to the revenue line in 1998.

The gross margin from product sales for the year ended December 31, 1999 was 44% compared to 34% for the year ended December 31, 1998. This is due largely to the disposal in September 1998 of the Company's low margin contract with Warner Lambert, which had a margin of 15%.

Administrative expenses for the year ended December 31, 1999 amounted to $3,969,235 compared to $2,450,093 for the year ended December 31, 1998. This increase is attributable to the expansion of the Company's activities in Ireland and the USA. Research and development expenditure decreased to $2,448,372 from $2,559,490 during the period reflecting the reallocation of resources to assist in the transfer of the four product line acquisitions completed in 1998. Despite this, the research and development resources were utilised to develop the Company's Uni-Gold one-step range of tests and to add further products to the Company's increasing laboratory test product lines. In December, the Company finalised the sale and leaseback of its headquarters in Ireland, realising a gain of $1,014,080. In addition, the Company wrote down its investment in CLI Oncology to zero resulting in a once-off charge to the profit and loss account of $609,752. During 1998 the Company realised a gain of $457,954 on the disposal of its investment in Selfcare Inc, offset by a loss on the disposal of the Warner Lambert contract of $495,351.

Interest receivable decreased to $69,284 for the year ended December 31, 1999 compared to $71,011 in the year ended December 31, 1998. Interest payable increased to US$723,312 for the year ended December 31, 1999 compared to US$466,902 in 1998. The increased net interest charge reflects the higher level of borrowings and the lower cash reserves of the Company during the period.

The net profit for the year ended December 31, 1999 was $4,915,697 compared to $2,550,593 for the year ended December 31, 1998. This improvement in results was brought about primarily by revenues arising from the four new product lines for the full year and increased revenues from the Company's existing product lines. In addition, the combination of the profit on the sale and leaseback of the Company's headquarters in Ireland and the write-down of the CLI Oncology investment resulted in a net non-recurring exceptional profit of $404,000.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2000 Trinity's consolidated cash and cash equivalents were US$4,275,595. This compares to cash and cash equivalents of US$3,064,443 at December 31, 1999. The increase is due to a US$3.2m cash inflow from operations and the issue of shares, offset by the repayment of bank borrowings, the payment of deferred considerations and cash payments for the purchase of subsidiaries and fixed assets. This resulted in net cash inflows of US$1,211,152 during the year.

As a result of the supply agreement between Trinity USA and Carter Wallace, Trinity USA received US$2,000,000 in consideration for the granting of exclusive rights to its products in the USA to Carter Wallace. The final US$500,000 of this amount was paid in December 1997. If sales of products to Carter Wallace exceed certain levels, Trinity is entitled to a 40% share in the gross profit uplift arising from these sales.

In connection with the acquisition of Centocor, on June 25, 1997, the Company completed a private placement of (i) US$3,000,000 principal amount of 4% Convertible Debentures (the "First Debentures") and (ii) 50,000 warrants to purchase `A' Ordinary Shares of the Company (the "First Warrants"), which resulted in aggregate gross proceeds to the Company of US$3,000,000. As of December 31, 1999 all of the US$3,000,000 principal amount of the First Debentures had been converted resulting in the issuance of 2,487,968 shares. The First Warrants were each exercisable to purchase one `A' Ordinary Share of the Company at US$3.78 per share until June 25, 2000. These warrants failed to be exercised.

On December 25, 1999, the Company completed a private placement of (i) US$3,500,000 principal amount of 7.5% Convertible Debentures (the "Second Debentures") and (ii) 483,701 warrants to purchase `A' Ordinary Shares of the Company (the "Second Warrants"), which resulted in aggregate gross proceeds to the Company of US$3,500,000. The Second Debentures bear interest at the rate of 7.5% per annum, payable quarterly. US$2,500,000 of the principal amount originally matured on December 18, 2001 with the remaining US$1,000,000 maturing on December 18, 2002. The Second Debentures are convertible into `A' Ordinary Shares of the Company at a price $1.80. During 2000, US$1,875,000 of the US$3,500,000 principal amount of the Second Debentures was converted into 1,041,667 Class `A' Ordinary Shares of the Company.

In relation to the Second Warrants, 333,701 are each exercisable to purchase one `A' Ordinary Share of the Company at US$1.74 per share until June 25, 2002 and the remaining 150,000 are each exercisable to purchase one `A' Ordinary Share of the Company at US$1.80 per share until June 25, 2002.

In May 1999 the Company obtained a secondary listing on the Irish Stock Exchange and in April 2000 raised US$13,400,000 by the issue of 4,000,000 Class `A' Ordinary Shares to a cross section of US, UK and Irish institutions.

Trinity paid US$14.0 million, US$4.6 million, US$1.4 million and US$2.3 million (including costs), respectively, for its acquisitions of the MicroTrak(TM), Cambridge Diagnostics, Macra(TM) Lp(a) and Diatech product lines in 1998. The net effect of the acquisitions has had a positive impact on Trinity's gross margins and operating results. The products acquired in the acquisitions are sold at margins in line with those of Trinity's higher margin, non-pregnancy, rapid products and as such provide a positive overall impact on margins within the Company.

In March 2000 Trinity Biotech paid US$4.2m for 100% of the share capital of MarDx. This acquisition was funded through the issuance of shares to the value of US$2.2m and cash of US$2.0m. In October 2000, the Group acquired 33% of the share capital of HiberGen Ltd for a consideration of US$1.4m which was satisfied by cash of US$1.2m and shares to the value of US$0.2m. The Company has the option to increase its shareholding in HiberGen up to 66% at predefined valuations based on the achievement of commercial milestones. In December 2000, the assets and goodwill of Bartels Inc were acquired for a consideration of US$9.5m which was satisfied with shares to the value of US$3.2m, a promissory note of US$0.4m and cash of US$5.9m.

At the year end bank debt was US$4.1m and cash in hand was US$4.3m. Since the year end the Company has negotiated banking facilities of US$6.75m. Consequently Trinity believes that, with further funds generated from operations, it will have sufficient funds to meet its capital commitments and continue operations for the foreseeable future. If operating margins on sales were to decline substantially or the Company was to make a large and unanticipated cash outlay, the Company would have further funding requirements. If this were the case, there can be no assurance that financing will be available at attractive terms, or at all. The Company believes that success in raising additional capital or obtaining profitability will be dependent on the viability of its products and their success in the market place.

In February 1999, the Company's `B' Warrants expired. This resulted in the cancellation of 1,279,151 unexercised `B' Warrants.


IMPACT OF INFLATION

Although Trinity's operations are influenced by general economic trends, Trinity does not believe that inflation had a material effect on its operations for the periods presented. Management believes, however, that continuing national wage inflation in Ireland and the impact of inflation on costs generally will result in a sizeable increase in the Irish facility's operating costs in 2001.

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

Trinity holds most of its cash assets in US dollars. As Trinity reports in US Dollars, fluctuations in exchange rates do not result in exchange differences on these cash assets.


EXCHANGE RATES

Fluctuations in the exchange rate between the Irish pound (as part of the European Monetary System) and the US dollar may impact on the Company's Irish pound monetary assets and liabilities and on Irish pound expenses and consequently the Company's earnings.


RESEARCH AND PRODUCTS UNDER DEVELOPMENT

Trinity has invested considerable funds in research and development over the past number of years. It has developed a platform technology for its rapid Uni-Gold(TM) tests. In addition, it utilises an established microtitre well-based platform to develop its laboratory based plate tests. New products are also currently being developed in the USA in Western Blot format. Following the completion of its rapid testing platform, the Company has focused on developing rapid tests for certain infectious diseases utilising this platform and has successfully developed the following tests:


Pregnancy
HIV(Peptide and recombinant protein formats)
Hepatitis B
Strep A (CLIA Waivable)
H. pylori

A research project is presently underway to develop a rapid test for Legionella urinary antigen using the Uni-Gold technology.

The Company has also developed numerous tests utilising the microtitre well format platform technology for its laboratory-based business. For example, the Company has developed EIA plate tests for Adenovirus, Rotavirus, C. difficile, Cryptosporidium and Mycoplasma. Two new microtitre well products for Lyme disease(IgG an IgM) will be launched later this year specifically meeting the requirements for the European market.

The Company has three research and development groups focusing separately on microtitre based tests, rapid tests and Western blot products. These groups are located in Dublin and the USA. The Company sub-contracts some research and development to independent researchers based in the USA. In addition, the Company sponsors various projects in universities in Ireland, the UK and the USA. The Company is currently involved in the following projects.

Microtitre Plate Development Group

Development of a microtitre plate assay for the diagnosis of free and total prostate specific antigen

Prostate cancer is a leading form of cancer amongst men and the most frequent cause of death from cancer in men. 165,000 new cases of prostate cancer were diagnosed in 1993 in the USA and more than 35,000 men died from prostate cancer that year. Prostate specific antigen (PSA) is a useful indicator of prostate cancer and it is proposed to develop a microtitre plate test for its detection and monitoring.

Development of a microtitre plate assay for the diagnosis and monitoring of breast cancer

Breast cancer is the single most prevalent form of cancer in women and a leading cause of death. The course of the disease can vary widely, ranging from a disease that is curable by surgery alone to one characterised by a rapid metastic progression more or less unresponsive to treatment. Early detection and monitoring are keys to the management of the disease. Trinity is currently developing a test using CA-15-3, the tumour marker most useful for detecting and monitoring breast cancer.

Development of a microtitre plate assay for the diagnosis and monitoring of gastric cancer

The incidence of carcinoma of the stomach has increased steadily to become the sixth most common cause of cancer death in the USA. Gastrectomy, or removing all or part of the stomach, is the only effective treatment. If the condition is inoperable, then radiation therapy and anti-cancer drugs can help relieve symptoms and prolong survival. Trinity is currently developing a test to detect the CA-72-4 marker, which has been demonstrated as a useful tumour marker in the early diagnosis and post-operative management of gastric neoplasma.

Development of a microtitre plate assay for the diagnosis and monitoring of pancreatic cancer

The incidence of pancreatic cancer has been increasing steadily over the past twenty years and now ranks as one of the most common tumours in the USA. Trinity is currently developing a test using the tumour marker CA-19-9 that has been shown to be useful in the early diagnosis and post-operative management of pancreatic cancer.

Development of a microtitre plate assay for the diagnosis and monitoring of ovarian cancer

Ovarian cancer is the fourth leading cause of cancer death among US women and has the highest mortality rate of all gynaecologic cancers. Trinity is currently developing a test using the CA-125 tumour marker that offers early diagnosis and follow-up monitoring of ovarian cancer.

Development of microtitre plate assay for the detection of HSV-1 and HSV-2

The Company is developing HSV-1 and HSV-2 specific tests to complement its HSV-1/2 tests. HSV-2 causes more serious complications to pregnant women and HSV-2 positive patients are more susceptible to contracting HIV. These type specific tests will utilise recombinant proteins rather than the less specific viral lysates in the older generations of these products.

Adaptation of assays to Microtrak XL units

During 1998, Trinity acquired the Microtrak Chlamydia business from Dade Behring Inc. As a result of the acquisition, Trinity acquired instruments to run Microtitre plate tests. These instruments only ran Chlamydia EIA tests and Trinity is now adapting its other Microtitre plate assays so that they can be run on this instrument. The Microtrak XL instruments are placed in a number of laboratories in the USA and around the rest of the world. The development of more tests using these instruments will enhance Trinity's ability to sell these tests.

Redevelopment of the Captia Products

Both the Syphillis IgM and IgG products are currently undergoing re-optimisation in order to make these kits more user friendly and compatible with automated assay systems. These re-optimisations include the introduction of a one step tracer, the addition of a stop solution and including a stable one component, ready to use substrate.

Recombigen HIV

This microtitre plate test is currently being re-developed and will be re-launched as a 4th generation CE marked product. This involves utilising recombinant proteins for HIV 1 and HIV 2 together with a synthetic peptide for detecting HIV O. The changes will allow the Company to be more competitive in the marketplace as well as having a product which is suitable for automation.

Rapid Development Group

Development of Recombinant HIV Uni-Gold(TM) Test

This represents a modification of Trinity's Uni-Gold HIV Test using cheaper recombinant antibodies as opposed to peptides for the test. These antibodies along with other modifications allow the Uni-Gold(TM) HIV Test to be produced in a more cost-effective manner.

CLIA Waived  Strep A test.

Trinity has already developed a rapid Strep A test for the doctor's office market. However, smaller doctors' practices are not entitled to use the test as it is considered to be moderately complex under the CLIA regulations. Trinity has developed a simpler form of the test, which will enable it to be sold to all doctors' offices in the USA. The worldwide market for this Strep A test was 90 million tests in 1998, of which 40 million tests were in the USA. This product was submitted to the FDA in May 2001.

As of December 2000, Trinity employed 32 full-time research and development professionals at its facilities in Bray, Ireland, Jamestown, New York and Carlsbad, California.

For the 12 months ended December 31, 2000 the Company spent $2,699,220 on research and development. This was offset to some extent by a grant receivable of $18,000, resulting in a net charge to the profit and loss account of $2,682,220. This expenditure can be broken down into salary costs, reagents, consultancy fees and other related costs. The comparable net expenditure in 1999 and 1998 was US$2,448,372 and US$2,559,490 respectively.

TREND INFORMATION

For information on trends in future operating expenses and capital resources, see "Results of Operations", "Liquidity and Capital Resources" and "Impact of Inflation" under Item 5.

ITEM 6
                         DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

Name                     Age     Title
----                     ---     -----
Ronan O'Caoimh           45      Chairman of the Board of Directors
                                 Chief Executive Officer

Brendan K. Farrell       53      Director, President

James Walsh Ph.D.        42      Director, Chief Operating Officer

Maurice Hickey           40      Director, Chief Financial Officer, Company Secretary

Denis R. Burger, Ph.D.   57      Non Executive Director

Gregory Brown            37      Non Executive Director


BOARD OF DIRECTORS

RONAN O'CAOIMH, CHAIRMAN AND CHIEF EXECUTIVE OFFICER, co-founded Trinity in June 1992 and acted as Chief Financial Officer until March 1994 when he became Chief Executive Officer. He has been Chairman since May 1995. Prior to joining Trinity, Mr. O'Caoimh was Managing Director of Noctech Limited, an Irish diagnostics company. Mr. O'Caoimh was Finance Director of Noctech Limited from 1988 until January 1991 when he became Managing Director. Between 1984 and 1988 Mr. O'Caoimh was Finance Director and subsequently Managing Director of Laird Food Products, an Irish food manufacturer. Mr. O'Caoimh holds a Bachelor of Commerce degree from University College, Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.

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

MAURICE HICKEY, CHIEF FINANCIAL OFFICER, joined Trinity as Chief Financial Officer and Company Secretary in July 2000. Prior to joining Trinity, he was Finance Director of the Imari Group, an Irish based logistics group with operations in Ireland, the UK, Continental Europe and the USA. Prior to that he was a director of Cambridge Investments Limited, a venture capital fund, a senior consultant in Price Waterhouse (London) and a corporate finance executive in Ulster Investment Bank. Mr. Hickey has a Bachelor of Business Studies degree from Trinity College, Dublin and an MBA from IMD, Lausanne, Switzerland.

JIM WALSH, PH.D., CHIEF OPERATING OFFICER, joined Trinity in October 1995. Prior to joining the Company, Dr. Walsh was Managing Director of Cambridge Diagnostics Ireland Limited (CDIL). He was employed with CDIL since 1987. Before joining CDIL he worked with Fleming GmbH as Research & Development Manager. Dr. Walsh has a degree in Chemistry and a Ph.D. in Microbiology from University College, Galway.

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

GREGORY BROWN, NON-EXECUTIVE DIRECTOR, joined the board of Trinity in August 2000 as a non-executive director. Mr. Brown is the Vice President of Global Strategic Marketing of Digene Corporation, a biotechnology company based in Maryland, USA. He was previously Senior Global Marketing Manager for Roche Molecular Systems (RMS), responsible for all PCR virology products based from New Jersey, USA. During his time with RMS he also held a global marketing role based from Switzerland for the immunochemistry division. Prior to that he worked with Baxter Healthcare (Diagnostics) and its distributors for nine years. Mr. Brown holds a Bachelor of Applied Science in Medical Laboratory Science from the Queensland University of Technology.


                     COMPENSATION OF DIRECTORS AND OFFICERS

The remuneration committee is responsible for determining the remuneration of the executive directors. The basis for the executive directors' remuneration and level of annual bonuses is determined by the remuneration committee of the board. In all cases, performance bonuses and the granting of share options are subject to stringent performance criteria. The remuneration committee consists of Dr. Denis Burger, Mr. Gregory Brown and Mr. Ronan O'Caoimh. The aggregate compensation paid to the directors and executive officers of the company for the period ended December 31, 2000 totalled $985,572. An amount of US$20,000 was paid to non-executive directors. These sums comprised all fees, salaries, other benefits and emoluments paid to directors and included an amount of $56,456 paid on behalf of the executive directors into the Company pension plan.

No director of the Company is compensated in his capacity as a director, but members of the board received compensation for serving as officers or consultants of the Company. Each director is reimbursed for expenses incurred in attending meetings of the board of directors.


                                 BOARD PRACTICES

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

In accordance with the Articles of Association of the Company, Dr. Denis Burger retired by rotation and being eligible, offered himself for re-election. Furthermore, Mr. Maurice Hickey's and Mr. Greg Brown's appointments to the board in the year 2000 were ratified by shareholders at the Annual General Meeting.

The board has established audit and remuneration committees. The functions and membership of the remuneration committee is described above. The audit committee is responsible to the board for the review of internal controls. It also reviews the scope and results of the external audit and monitors the relationship with the external auditors. The audit committee comprises the two independent non-executive directors of the Company, Dr. Denis Burger (committee chairman) and Mr. Gregory Brown, and Mr. Maurice Hickey, Chief Financial Officer.

No director has a service contract with the Company.


                                    EMPLOYEES

As of December 31, 2000 Trinity had 306 employees consisting of a research director and 31 research scientists and technicians, 215 manufacturing and quality assurance employees, and 59 finance, administration and marketing staff. Trinity's future hiring levels will depend on the growth of sales revenues.

The geographic spread of the Company's employees was as follows: 164 in Co. Wicklow, Ireland and 84 and 58 in Jamestown. New York and Carlsbad, California respectively.


                                STOCK OPTION PLAN

The board of directors has adopted the Employee Share Option Plan (the "Plan"), the purpose of which is to provide Trinity's employees, consultants, officers and directors with additional incentives to improve Trinity's ability to attract, retain and motivate individuals upon whom Trinity's sustained growth and financial success depends. The Plan is administered by a compensation committee designated by the board of directors. The aggregate maximum number of `A' Ordinary shares of Trinity available for awards under the Plan is 5,000,000 subject to adjustments to reflect changes in Trinity's capitalisation. Options under the Plan may be awarded only to employees, officers, directors and consultants of Trinity.

The exercise price of options is determined by the compensation committee. The term of an option will be determined by the compensation committee, provided that the term may not exceed seven years from the date of grant. All options will terminate 90 days after termination of the option holder's employment, service or consultancy with Trinity (or one year after such termination because of death or disability). Under certain circumstances involving a change in control of Trinity, the committee may accelerate the exercisability and termination of the options. As of May 31, 2001, 2,873,875 of the options outstanding were held by directors and officers of Trinity.

As of May 31, 2001 the following options were outstanding:

                                                                     Range of
                                Number of `A' Ordinary Shares     Exercise Price
                                      Subject to Option              per Share
                                -----------------------------      --------------
Total Options Outstanding                      5,868,703             $0.81-$5.00

In addition, the Company granted warrants to purchase 890,405 Class 'A' Ordinary Shares at prices ranging from $1.50 to $2.75 to agents who were involved in the Company's Private Placements in 1994, 1995 and 1999 and the debenture issues in 1997 and 1999. A further warrant to purchase 100,000 Class `A' Ordinary Shares was granted to a consultant of the Company. As of May 31, 2001 there were warrants to purchase 503,525 Class `A' Ordinary Shares in the Company outstanding.

ITEM 7
                             MAJOR SHAREHOLDERS AND
                           RELATED PARTY TRANSACTIONS

As of May 31, 2001 Trinity has outstanding 38,973,496 `A' Ordinary shares and 700,000 `B' Ordinary shares. Such totals exclude 5,868,703 shares issuable upon the exercise of outstanding options and warrants.

The following table sets forth, as of May 31, 2001, the Trinity "A" Ordinary Shares and B Ordinary Shares beneficially held by (i) each person known by Trinity to beneficially hold 5% or more of such shares, (ii) each director and officer of Trinity, and (iii) all officers and directors as a group. Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated. The Company is not controlled by another corporation or government.


                                Number of         Number of         Number of
                                A Ordinary       Percentage         B Ordinary        Percentage      Percentage
                                  Shares         Outstanding          Shares         Outstanding        Total
                               Beneficially       A Ordinary       Beneficially       B Ordinary       Voting
                                   Owned            Shares            Owned            Shares           Power
                               ------------      -----------       ------------      -----------      -----------
Ronan O'Caoimh                 1,710,654 (1)         4.2%                 0              0               4.1%

Brendan Farrell                1,093,710 (2)         2.7%                 0              0               2.6%

Maurice Hickey                         0 (3)         0%                   0              0               0%

Jim Walsh                      1,056,698 (4)         2.6%                 0              0               2.5 %

Denis R. Burger                  666,666 (5)         1.7%                 0              0               1.6%

Gregory Brown                          0 (6)         0%                   0              0               0

Potenza Investments, Inc               0             0              500,000 (7)         71.4%            2.4%
("Potenza")
Statenhof Building, Reaal 2A
23 50AA Leiderdorp, Netherlands

Officers and Directors
as a group (6 persons)         4,527,728 (1)(2)(3)  11.2%                 0              0              10.8%
                                         (4)(5)(6)

(1)  Includes 339,999 shares issuable upon exercise of options.

(2)  Includes 586,875 shares issuable upon exercise of options.

(3)  None of options presently held vest

(4)  Includes 337,083 shares issuable upon exercise of options.

(5) Includes 50,000 of 100,000 owned by Sovereign Ventures, a general partnership owned 50% by Denis Burger which are included in the shares deemed owned by Dr. Burger, and 275,666 shares issuable upon exercise of options.

(6)  None of options presently held vest

(7) Includes shares beneficially owned by SRL (350,000 'B') and Brindisi Investments Inc. (150,000 'B'). SRL has advised Trinity that Potenza owns a majority of SRL's common stock. These `B' shares have two votes per share.


                           RELATED PARTY TRANSACTIONS

The Company has entered into various arrangements with JRJ Investments ("JRJ"), a partnership owned by Mr. O'Caoimh, and Dr. Walsh, directors of the Company, and Mr. O'Connell, a former director of the Company, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. It has entered into an agreement with JRJ pursuant to which the Company has taken a lease of premises adjacent to the existing facility for a term of 20 years at a rent of IR(pound)6.00 per square foot ("the Current Extension"). The lease commenced on the newly completed 25,000 square foot building in July 2000. The Company also envisages that a further premises may potentially be required by it and, for that purpose, has entered into a four years eleven month lease at IR(pound)22,500 per annum over adjacent lands with JRJ. The Company has further entered into an option with JRJ exercisable for the next three years under which it may require JRJ to construct a further premises, as may be specified by the Company, on such lands. If this option is exercised, the Company will be obliged to take a 20 year lease (on terms similar to that for the Current Extension) in respect of such additional premises. Independent valuers have advised the Company that the rent fixed in respect of the Current Extension and the adjacent lands represents a fair market rent. The rent for any future property constructed will be set at the then open market value. The Company and its directors (excepting Mr. O'Caoimh, and Dr. Walsh who express no opinion on this point) believe that the arrangements entered into represent the most favourable basis on which the Company can meet its ongoing requirements for premises.

ITEM 8


                              FINANCIAL STATEMENTS

                                LEGAL PROCEEDINGS

DISPUTE REGARDING THE ACQUISITION FROM SELFCARE INC.

In September 1998 Trinity acquired substantially all of the assets of Cambridge Diagnostics Ireland Limited ("CDIL") and the technical know-how of three products from Cambridge Biotech Corporation ("CBC")/Selfcare Inc. A manufacturing and distribution agreement was drawn up enabling Trinity to benefit from a HIV 2 licence originally granted to CBC by Sanofi Diagnostic Pasteur Inc. ("Pasteur") in exchange for a royalty of 6%.

After learning of the acquisition of CDIL's assets by Trinity, bioMerieux informed Selfcare Inc. and Trinity that in bioMerieux's view the transaction was unauthorised and that the licence rights granted to Trinity were invalid. bioMerieux further stated that it was concerned that Pasteur could revoke the HIV 2 licence granted to CBC as a result of the Trinity/Selfcare Inc. transaction. Management of Trinity believe that it properly acquired the assets of CDIL and is entitled to operate the business activities formerly conducted by CDIL under the HIV 2 licence extended to Cambridge Affiliate Corporation, a company 49% owned by Selfcare Inc. and 51% owned by CBC.

In January, 1999 bioMerieux, acting through CBC, sued Trinity and Selfcare Inc. in a US State Court seeking a Motion for Preliminary Injunction to prevent Trinity from selling any products formerly manufactured and distributed by CDIL. The Court denied bioMerieux's motion and directed the parties to mediate their dispute. The case is now proceeding in the court.

The directors believe several outcomes of the situation are possible. If Pasteur and bioMerieux negotiate a 12% royalty rate it is possible that this revised 12% royalty would also apply to Trinity's sale of CDIL products. Based on current sales of US$3 million this would result in an additional US$180,000 of royalties payable by Trinity, an amount which the directors do not consider material.

If Trinity's sales are not covered under such an agreement or if Pasteur successfully voids the bioMerieux HIV 2 Licence, Trinity still believes it would be able to sell HIV 2 products into countries not covered by the HIV 2 patent. The directors note that most of its current sales of HIV 2 products are made in such countries.

Management of the Company does not believe that an adverse ruling in this matter would have a material adverse effect on the business of the Company.

ITEM 9

                              THE OFFER AND LISTING

Trinity's American Depository Receipts ("ADRs") are listed on the Nasdaq Small Cap Market under the symbol "TRIB". The Company's Class B Warrant (symbol "TRIZF"), expired on February 28, 1999. Each ADR represents one `A' Ordinary Share of the Company. The Company's `A' Ordinary Shares are also listed and trade on the Irish Stock Exchange. The Company's depository bank for the ADRs is The Bank of New York. On May 31, 2001, the reported closing sale price of the ADRs was $2.10 per ADR. The following tables sets forth the range of quoted high and low sale prices of Trinity's ADR, and Class B Warrants for (a) the years ended December 31, 1996, 1997, 1998, 1999 and 2000; (b) the quarters ended March 31, June 30, September 30 and December 31, 1999; March 31, June 30, September 30 and December 31, 2000, and the quarter ended March 31, 2001; and (c) the months of December 2000, and January, February, March, April and May, 2001 as reported on NASDAQ. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                            ADRs                           Class B
                                    --------------------              --------------------
                                      High         Low                  High        Low
                                    --------    --------              --------    --------
YEAR ENDED DECEMBER 31
1996                                $6 15/16    $2 3/16               $3 1/8        $3/4
1997                                $3 5/16     $1 1/4                $1 1/4        $1/2
1998                                $2 9/16     $ 15/36               $  5/8        $9/32
1999                                $2 15/32    $1 5/32               $  1/8        $1/32
2000                                $7 19/32    $1 11/16

                                            ADRs                           Class B
                                    --------------------              --------------------
                                      High         Low                  High        Low
                                    --------    --------              --------    --------
1999
Quarter ended March 31              $1 23/32    $1 5/32                $1/8       $1/32

Quarter ended June 30               $ 2 13/32   $1 17/32

Quarter ended September 30          $ 2 15/32   $1 3/8

Quarter ended December 31           $ 1 7/8     $1 15/32

2000
Quarter ended March 31              $ 7 19/32   $1 11/16

Quarter ended June 30               $ 4 1/2     $2 1/2

Quarter ended September 30          $ 3 7/8     $2 15/32

Quarter ended December 31           $ 3 11/16   $2 1/32

2001
Quarter ended March 31              $ 3  7/32   $2

                                            ADRs
                                    --------------------
                                      High         Low
                                    --------    --------
MONTH ENDED
December 31, 2000                    $2 7/8      $2 1/32
January 31, 2001                     $3 3/16     $2 1/16
February 28, 2001                    $2 31/32    $2 5/16
March 31, 2001                       $3 7/32     $2
April 30, 2001                       $2 1/2      $2 29/32
May 30, 2001                         $2 1/5      $1 27/32

The approximate number of record holders of Trinity's ADRs amounts to 1,636, inclusive of those brokerage firms and/or clearing houses holding Trinity's securities for their clientele (with each such brokerage house and/or clearing house being considered as one holder).


ITEM 10

                                 MEMORANDUM AND
                             ARTICLES OF ASSOCIATION

OBJECTS

The Company's objects, detailed in Clause 3 of its Memorandum of Association, are varied and wide ranging and include principally researching, manufacturing, selling and distributing all kinds of patents, pharmaceutical, medicinal and diagnostic preparations, equipment, drugs and accessories. They also include the power to acquire shares in other companies or businesses and to exercise all rights in relation thereto. The Company's registered number in Ireland is 183476.

POWERS OF DIRECTORS

A director may enter into a contract and be interested in any contract or proposed contract with the Company either as vendor, purchaser or otherwise and shall not be liable to account for any profit made by him resulting therefrom provided that he has first disclosed the nature of his interest in such a contract at a meeting of the board as required by Irish company law. Generally, a director must not vote in respect of any contract or arrangement or any proposal in which he has a material interest (otherwise than by virtue of his holding of shares or debentures or other securities in or through the Company). In addition, a director shall not be counted in the quorum at a meeting in relation to any resolution from which he is barred from voting.

A director is entitled to vote in respect of certain arrangements in which he is interested. These include the giving of a security or indemnity to him in respect of money lent or obligations incurred by him for the Company, the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company for which he has assumed responsibility, any proposal concerning an offer of shares or other securities in which he may be interested as a participant in the underwriting or sub-underwriting and any proposal in which he is interested provided he is not the holder of or beneficially interested in 1% or more of the issued shares of any class of share capital of the Company or of voting rights.

The Board may exercise all the powers of the Company to borrow money but it is obliged to restrict these borrowings to ensure that the aggregate amount outstanding of all monies borrowed by the Company does not, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to two times the adjusted capital and reserves (both terms as defined in the Articles of Association). However, no lender or other person dealing with the Company shall be obliged to see whether the limit imposed is observed and no debt incurred in excess of such limit will be invalid or ineffectual unless the lender has express notice at the time when the debt is incurred that the limit was to be exceeded.

Directors are not required to retire upon reaching any specific age and are not required to hold any shares in the capital of the Company.

All of the above mentioned powers of directors may be varied by way of a special resolution of the shareholders.

RIGHTS, PREFERENCES AND RESTRICTIONS ATTACHING TO SHARES

The `A' Ordinary Shares and the `B' Ordinary Shares rank pari passu in all respects save that the `B' Ordinary Shares have two votes per share and the right to receive dividends and participate in the distribution of the assets of the Company upon liquidation or winding up at a rate of twice that of the `A' Ordinary Shares.

Where a shareholder or person who appears to be interested in shares fails to comply with a request for information from the Company in relation to the capacity in which such shares or interest are held, who is interested in them or whether there are any voting arrangements, that shareholder or person may be disenfranchised and thereby restricted from transferring the shares and voting or receiving any sums in respect thereof. In addition, if cheques in respect of the last three dividends paid to a shareholder remain uncashed, the Company is, subject to compliance with the procedure set out in the Articles of Association, entitled to sell those shares.

At a general meeting, on a show of hands, every member who is present in person or by proxy and entitled to vote shall have one vote and upon a poll, every member present in person or by proxy shall have one vote for every share carrying voting rights of which he is the holder. In the case of joint holders, the vote of the senior (being the first person named in the register of members in respect of the joint holding) who tendered a vote, whether in person or by proxy, shall be accepted to the exclusion of votes of the other joint holders.

One third of the directors other than an executive director or, if their number is not three or a multiple of three, then the number nearest to but not exceeding one third, shall retire from office at each annual general meeting. If, however, the number of directors subject to retirement by rotation is two, one of such directors shall retire. If the number is one, that director shall retire. The directors to retire at each annual general meeting shall be the ones who have been longest in office since their last appointment. Where directors are of equal seniority, the directors to retire shall, in the absence of agreement, be selected by lot. A retiring director shall be eligible for re-appointment and shall act as director throughout the meeting at which he retires. A separate motion must be put to a meeting in respect of each director to be appointed unless the meeting itself has first agreed that a single resolution is acceptable without any vote being given against it.

The Company may, subject to the provisions of the Companies Acts, 1963 to 1999 of Ireland, issue any share on the terms that it is or at the option of the Company is to be liable to be redeemed on such terms and in such manner as the Company may determine by special resolution. Before recommending a dividend, the directors may reserve out of the profits of the Company such sums as they think proper which shall be applicable for any purpose to which the profits of the Company may be applied and pending such application, may be either employed in the business of the Company or be invested in such investments as the directors may from time to time think fit.

Subject to any conditions of allotment, the directors may from time to time make calls on members in respect of monies unpaid on their shares. 14 days notice at least must be given of each call. A call shall be deemed to have been made at the time when the directors resolve to authorise such call.

The Articles do not contain any provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

ACTION NECESSARY TO CHANGE THE RIGHTS OF SHAREHOLDERS

In order to change the rights attaching to any class of shares, a special resolution passed at a class meeting of the holders of such shares is required. The provisions in relation to general meetings apply to such class meetings except the quorum shall be two persons holding or representing by proxy at least one third in nominal amount of the issued shares of that class. In addition, in order to amend any provisions of the Articles of Association in relation to rights attaching to shares, a special resolution of the shareholders as a whole is required.

CALLING OF AGM'S AND EGM'S OF SHAREHOLDERS

The Company must hold a general meeting as its annual general meeting each year. Not more than 15 months can elapse between annual general meetings. The annual general meetings are held at such time and place as the directors determine and all other general meetings are called extraordinary general meetings. Every general meeting shall be held in Ireland unless all of the members entitled to attend and vote at it consent in writing to its being held elsewhere. The directors may at any time call an extraordinary general meeting and such meetings may also be convened on such requisition, or in default may be convened by such requisitionists, as is provided by the Companies Acts, 1963 to 1999 of Ireland. In the case of an annual general meeting or a meeting at which a special resolution is proposed, 21 clear days notice of the meeting is required and in any other case it is 7 clear days notice. Notice must be given in writing to all members and to the auditors and must state the details specified in the Articles of Association. A general meeting (other than one at which a special resolution is to be proposed) may be called on shorter notice subject to the agreement of the auditors and all members entitled to attend and vote at it. In certain circumstances provided in the Companies Acts, 1963 to 1999 of Ireland, extended notice is required. These include removal of a director. No business may be transacted at a general meeting unless a quorum is present. Five members present in person or by proxy representing not less than 40% of the ordinary shares shall be a quorum. The Company is not obliged to serve notices upon members who have addresses outside Ireland and the USA but otherwise there are no limitations in the Articles of Association or under Irish law restricting the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares in the Company.

However, the Financial Transfers Act, 1992 and regulations made thereunder prevent transfers of capital or payments between Ireland and certain countries. These restrictions on financial transfers are more comprehensively described in "Exchange Controls" below. In addition, Irish competition law may restrict the acquisition by a party of shares in the Company but this does not apply on the basis of nationality or residence.

OTHER PROVISIONS OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum & Articles of Association do not contain any provisions:

   - which would have an effect of delaying, deferring or preventing a change in control of the Company and which would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries); or
   - governing the ownership threshold above which a shareholder ownership must be disclosed; or
   - imposing conditions governing changes in the capital which are more stringent than is required by Irish law.

The Company incorporates by reference all other information concerning its Memorandum and Articles of Association from the Registration Statement on Form F-1 on June 12, 1992.



                               MATERIAL CONTRACTS

N/A


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

The Financial Transfers Act, 1992 was enacted in December 1992. This Act gives power to the Minister of Finance of the Republic of Ireland to make provision for the restriction of financial transfers between the Republic of Ireland and other countries. Financial transfers are broadly defined and include all transfers, which would be movements of funds within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADRs representing shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. Currently, orders under this Act prohibit any financial transfer to or by the order of or on behalf of residents of the Federal Republic of Yugoslavia (Serbia and Montenegro), Angola, Iraq and Libya unless permission for the transfer has been given by the Central Bank of Ireland. In addition to these prohibitions on financial transfers, there are also a number of Ministerial Orders prohibiting the supply of certain products and services to a number of states. Presently, these restrictions apply to Angola and the Federal Republic of Yugoslavia.

Trinity does not anticipate that Irish exchange controls or orders under the Financial Transfers Act, 1992 will have a material effect on its business.

                                    TAXATION

The following discussion is based on US and Republic of Ireland tax law, statutes, treaties, regulations, rulings and decisions now in effect, all of which are subject to change. This summary does not discuss all aspects of Irish and US federal income taxation that may be relevant to a particular stockholder in light of the stockholder's circumstances or to certain types of investors subject to special treatment under the tax laws (for example, financial institutions, life insurance companies, tax-exempt organisations, and non-US taxpayers) and it does not discuss any tax consequences arising under the laws of taxing jurisdictions other than the Republic of Ireland and the US federal government. This description is for general information only and is based on the Internal Revenue Code of 1986, as amended. The tax treatment of a holder of Trinity ADRs and/or `A' Ordinary Shares ("Trinity Stock") may vary depending upon his or her particular situation. Holders or prospective purchasers of Trinity Stock are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of this stock.

UNITED STATES FEDERAL INCOME TAXATION

Under the Income Tax Treaty currently in effect between the USA and Ireland (the "Treaty"), Trinity will not be subject to US federal income tax (other than withholding tax imposed on US source dividends and certain interest) unless it engages in a trade or business in the USA through a permanent establishment in the USA. Trinity's ownership of its US subsidiaries does not, in itself, constitute a permanent establishment.

Trinity expects to be able to conduct its activities in a manner that will not result in it being considered to be engaged in a trade or business or to have a permanent establishment in the USA for US federal income tax purposes. The law is unclear, however, as to what constitutes being engaged in a trade or business or a US permanent establishment, so there can be no assurance that Trinity will not be held to be in a trade or business or to have a US permanent establishment (in which case Trinity would generally be subject to US federal income tax on such of its net income as is effectively connected to the permanent establishment). Trinity's US subsidiaries, as US corporations, are subject to US taxation.

FEDERAL INCOME TAX CONSEQUENCES TO US INVESTORS

Holders of ADRs will be treated as the owners of the underlying Trinity Stock for US federal income tax purposes. Distributions to ADR holders from Trinity will be treated for US tax purposes as dividends to the extent of Trinity's current and accumulated earnings and profits. Distributions in excess of current and accumulated earnings and profits will be applied against and reduce a holder's basis in its ADRs. The excess, if any, of the distribution remaining after the basis has been reduced to zero will constitute capital gain.

Dividends paid by Trinity generally will not qualify for the dividends received deduction otherwise available to US corporate shareholders.

STATE AND LOCAL TAX CONSEQUENCES TO US SHAREHOLDERS

The ownership of the ADRs may result in state or local taxes to US investors.

Republic of Ireland Taxation

TAXATION OF TRINITY

For Irish tax purposes, the residence of a company is in the jurisdiction where the central management and control of the company is located. Subject to certain exceptions, all Irish incorporated companies are deemed to be tax resident in Ireland. Companies which are tax resident in Ireland are subject to Irish corporation tax on their total profits (wherever arising and, generally, whether or not remitted to Ireland). The question of residence, by virtue of management and control, is essentially one of fact. While there can be no certainty that Trinity will continue to be Irish resident it is the present intention of Trinity's management to manage and control the business from Ireland, so that Trinity will be tax resident in Ireland.

Until December 31, 2010, Trinity is entitled to the 10 per cent. rate of corporation tax from the sale of product manufactured by Trinity in Ireland.

In addition, section 234 of the Taxes Consolidation Act, 1997 provides that a resident of Ireland shall be entitled to have any qualifying income from a qualifying patent disregarded for income taxation purposes. It should be noted that there are restrictions on the exemption where patent income is received from a connected party. A qualifying patent means a patent in respect of which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention which is the subject of the patent, was carried out in Ireland. Accordingly, Trinity or its subsidiaries qualifying income from such qualifying patents is disregarded for corporation tax purposes in Ireland.

Any other taxable income will be taxed at the standard rates. The standard rate of corporation tax on trading income is currently 20 per cent. and on non-trading income is 25 per cent. The Finance Act, 1999 provides that the standard rate of corporation tax for trading income (with certain exceptions) is to be reduced as follows:

     o    16 per cent. for the year 2002; and

     o    12.5 per cent. for the year 2003 and subsequent years.

Although Trinity has no reason to believe that the Republic of Ireland intends to change its method of taxation as it relates to patent licensing, royalty, trading or manufacturing income, there can be no assurance that such changes will not actually occur. Irish capital duty, a tax on the issuance of share capital by companies, is payable at the rate of one percent of proceeds received in exchange for such issuance.

TAXATION OF DIVIDENDS
The board of directors does not expect to pay dividends for the foreseeable future. Should Trinity begin paying dividends, such dividends will generally be subject to a 20 per cent. withholding tax (DWT). Under current legislation, where DWT applies

Trinity will be responsible for withholding it at source. DWT will not apply where an exemption applies and where Trinity has received all necessary documentation from the recipient prior to payment of the dividend.

DWT EXEMPTIONS FOR US RESIDENT SHAREHOLDERS

Shareholders who are individuals resident in the USA (and certain other countries) and who are not resident or ordinarily resident in Ireland may receive dividends free of DWT where the shareholder has provided the Company with the relevant declaration and residency certificate required by legislation.

Corporate shareholders that are not resident in Ireland and who are ultimately controlled by persons resident in the USA (or certain other countries) or corporate holders of ordinary shares resident in a relevant territory (being a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the European Union other than Ireland) which are not controlled by Irish residents or whose principal class of shares or its 75 per cent. parent's principal class of shares are substantially or regularly traded on a recognized stock exchange in a country with which Ireland has a tax treaty, may receive dividends free of DWT where they provide Trinity with the relevant declaration, auditor's certificate and Irish Revenue Commissioners' certificate as required by Irish law.

US resident holders of ordinary shares (as opposed to ADRs) should note that these documentation requirements may be burdensome. As described below, these documentation requirements do not apply in the case of holders of ADRs. US resident holders who do not comply with the documentation requirements or otherwise do not qualify for an exemption may be able to claim treaty benefits under the Treaty. US resident holders who are entitled to benefits under the Treaty will be able to claim a partial refund of DWT from the Irish Revenue Commissioners.

DWT EXEMPTIONS FOR US RESIDENT HOLDERS OF ADRs

Special DWT arrangements are available in the case of shares held by US resident holders in Irish companies through American depository banks using ADRs who enter into intermediary agreements with the Irish Revenue Commissioners. Under such agreements, American depository banks who receive dividends from Irish companies and pay the dividends on to the US resident ADR holders are allowed to receive and pass on a dividend from the Irish company on a gross basis (without any withholding) if;

     o the depository bank's ADR register shows that the direct beneficial owner has a US address on the register or

     o there is an intermediary between the depository bank and the beneficial shareholder and the depository bank receives confirmation from the intermediary that the beneficial shareholder's address in the intermediary's records is in the USA.

IRISH INCOME TAX FOR NON-IRISH RESIDENT SHAREHOLDERS
Under the Taxes Consolidation Act, 1997, non-Irish shareholders may, unless exempted, be liable to Irish income tax on dividends received from Trinity. Such a shareholder will not have an Irish income tax liability on dividends if the shareholder is:

     o an individual resident in the USA (or certain other countries with which Ireland has a double taxation treaty) and who is neither resident nor ordinarily resident in Ireland; or

     o a corporation that is not resident in Ireland and which is ultimately controlled by persons resident in the USA (or certain other countries); or

     o a corporation that is not resident in Ireland and whose principal class of shares (or its 75 per cent. parent's principal class of shares) are substantially or regularly traded on a recognized stock exchange; or

     o    is otherwise entitled to an exemption from DWT.

IRISH INCOME TAX FOR IRISH RESIDENT SHAREHOLDERS

As explained in "Taxation of Dividends" above, DWT applies with some exceptions to dividends which Trinity pays to shareholders, including individual shareholders resident or ordinarily resident in Ireland. Irish individual shareholders are subject to income tax on the gross dividend, which is the dividend received plus DWT, at their marginal rate of tax but are entitled to a credit for the DWT deducted against their income tax liability. Irish individual shareholders may also be subject to the Irish health levy of 2 per cent. in respect of this dividend income. Irish individual shareholders may claim to have the withheld tax refunded by the Irish tax authorities to the extent that it exceeds the shareholder's Irish income tax liability.

DWT does not apply to dividends paid to various Irish resident companies, pension funds and charities where the shareholder has provided Trinity with the relevant declaration required by Irish law. Pursuant to section 129 TCA1997 Irish resident companies are not subject to corporation tax on dividends or distributions received from other Irish resident companies.

IRISH TAXATION OF CAPITAL GAINS

A person who is not an Irish holder will not be subject to Irish capital gains tax on the disposal of ordinary shares or ADRs provided that the ordinary shares or ADRs are quoted on a recognized stock exchange. Nasdaq and the ISEQ are recognized stock exchanges.

Irish capital gains tax is chargeable at the rate of 20 per cent. of taxable capital gains.

Irish holders will be liable to Irish tax on capital gains arising on the disposal of the ordinary shares or ADRs. The capital gain will generally be calculated by reference to the difference between the purchase price and the sale price of the ordinary shares or ADRs. The usual indexation relief and other reliefs and allowances may be available in computing the liability of the shareholder.

IRISH CAPITAL ACQUISITIONS TAX

A gift or inheritance of ordinary shares or ADRs will be within the charge to capital acquisitions tax, regardless of where the disponer or the donee/successor in relation to the gift/inheritance is domiciled, resident or ordinarily resident. The capital acquisitions tax is charged at a rate of 20% on the taxable value of the gift or inheritance above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits within the charge to the capital acquisitions tax and the relationship between the former holder and the successor. Gifts and inheritances between spouses are not subject to the capital acquisitions tax.

The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited, in whole or in part, against tax payable in the United States, in the case where an inheritance of ordinary shares or ADRs is subject to both Irish capital acquisitions tax and US federal estate tax. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.

IRISH STAMP DUTY - ORDINARY SHARES

Irish stamp duty, which is a tax on certain documents, may be payable on all transfers of Trinity ordinary shares (other than between spouses) wherever the document of transfer is executed. Where the transfer is attributable to a sale, stamp duty will be charged at a rate of 1 per cent. rounded up to the nearest (pound)1 (the ad valorem rate), of the amount or value of the purchase price or market value if higher. Where the consideration for the sale is expressed in a currency other than Irish pounds, the duty will be charged on the Irish pound equivalent calculated at the rate of exchange prevailing at the date of the transfer. In the case of a transfer by way of gift (other than to a spouse, which is exempt) or for a consideration less than the market value of the ordinary shares transferred, stamp duty will be charged at the ad valorem rate on such market value.

Transfers of ordinary shares between associated companies will be relieved from stamp duty in Ireland provided certain conditions are met. Transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to his nominee), will generally be exempt from stamp duty if they contain the appropriate certificate, otherwise a flat rate of IR(pound)10 (the nominal rate) will apply.

IRISH STAMP DUTY - ADRs REPRESENTING ORDINARY SHARES

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

Transfers of ADRs are exempt from Irish stamp duty as long as the ADRs are quoted on the Nasdaq National Market or any recognized stock exchange in the USA or Canada.

The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, both parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in liability for interest, penalties and fines.

                                 DIVIDEND POLICY

Since its inception Trinity has not declared or paid dividends on its `A' Ordinary Shares. Trinity anticipates, for the foreseeable future, that it will retain any future earnings in order to fund the business operations of the Company. The Company does not, therefore, anticipate paying any cash or share dividends on its `A' Ordinary Shares in the foreseeable future.

Any cash dividends or other distributions, if made, are expected to be made in US Dollars, as provided for by the Articles of Association.

ITEM 11

           QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

QUALITATIVE INFORMATION ABOUT MARKET RISK

The Company's treasury policy is to manage financial risks arising in relation to or as a result of underlying business needs. The activities of the treasury function, which does not operate as a profit centre, are carried out in accordance with board approved policies and are subject to regular audit. These activities include the Company making use of spot and forward foreign exchange markets and forward interest rate agreements.

The Company uses financial instruments throughout its businesses: bank borrowings, cash, liquid resources and finance leases are used to finance operations. The Company has various other financial instruments such as trade debtors and trade creditors that arise directly from its operations.

The Company's policy, which has been in force throughout recent years and has been approved by the board, is not to trade in financial instruments.

The Company's reported net income, net assets and gearing (net debt expressed as a percentage of shareholders' equity) are all affected by movements in foreign exchange rates.

Interest rate exposure is managed within parameters agreed by the board. Year-end borrowings, net of cash, totalled US$1,600,595 (1999: US$12,847,719) and included US$1,625,000 of fixed rate debt (1999: US$3,500,000). In broad terms, a one-percentage point increase in interest rates would increase the net interest charge by US$36,000.

Long-term borrowing requirements are met by funding in the USA and Ireland. Short-term borrowing requirements are primarily drawn under committed bank facilities. At the year-end, 61% of gross debt fell due for repayment within one year. The Company continues to comply with all of its borrowing covenants, none of which represents a restriction on funding or investment policy in the foreseeable future.

The vast bulk of the Company's activities is conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Company's Irish pound expenses as a result of the movement in the exchange rate between the US Dollar and the Irish Pound. With the introduction of the Euro in 1999 and the increasing level of Euro denominated sales, the Company aims to match certain of its non-US Dollar expenses with non-US Dollar revenues.

QUANTITATIVE INFORMATION ABOUT MARKET RISK

INTEREST RATE SENSITIVITY

The Company monitors its exposure to changes in interest and exchange rates by estimating the impact of possible changes on reported profit before tax and net worth. The Company accepts interest rate and currency risk as part of the overall risks of operating in different economies and seeks to manage these risks by following the policies set above.

The Company estimates that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Company is exposed, without making any allowance for the potential impact of such a rise on exchange rates, would be a reduction in profit before tax for 2000 of less than one per cent.

The table below provides information about the Company's debt obligations that are sensitive to changes in interest rates. For long-term debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set at the balance sheet date. The information is presented in US Dollars, which is the Company's reporting currency. The actual currencies of the instruments are as indicated.

MATURITY                                                                                AFTER                FAIR
BEFORE DECEMBER 31                2001       2002       2003       2004       2005       2005      TOTAL     VALUE*
------------------                ----       ----       ----       ----       ----      -----      -----     ------
US$000  (except percentages)
LONG-TERM DEBT
Variable rate - US$000           3,218        737        277       19           -         -       4,251       4,251
  Average interest rate           8.29%      9.49%      8.30%       0%          -         -        8.46%

Fixed rate - US$000                625      1,000         -        -            -         -       1,625       1,625
  Average interest rate            7.5%       7.5%        -        -            -         -         7.5%

*Represents the net present value of the expected cash flows discounted at current market rates of interest.

EXCHANGE RATE SENSITIVITY

At year-end 2000, close to 10% of the Company's US$55,042,649 million net worth (shareholders' equity) was denominated in currencies other than the US Dollars, principally the Irish Pound.

A strengthening of the US Dollar by 10% against all the other currencies in which the Company operates would, when reported in US Dollars, reduce the Company's year-end 2000 net worth by an estimated US$550,000.

ITEM 12

             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13

                 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14

  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15

                                    RESERVED

ITEM 16

                                    RESERVED

PART III

ITEM 17

                              FINANCIAL STATEMENTS
The registrant has responded to Item 18 in lieu of responding to the item.

ITEM 18

                              FINANCIAL STATEMENTS

                         REPORT OF INDEPENDENT AUDITORS

To:  The Board of Directors of Trinity Biotech plc

We have audited the consolidated balance sheets of Trinity Biotech plc as of December 31, 1999 and December 31, 2000 and the related consolidated statements of income, movement in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Irish Auditing Standards issued by the Auditing Practices Board and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trinity Biotech plc at December 31, 1999 and December 31, 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the Republic of Ireland, which differ in certain respects from those followed in the United States (see note 29 of Notes to Consolidated Financial Statements).

Dublin, Ireland                                        Ernst & Young
April 17,  2001                                        Registered Auditors

CONSOLIDATED BALANCE SHEETS

                                                                                  As at                           As at
                                                                            December 31                     December 31
                                                                                   2000                            1999
                                                               Notes                US$                             US$
                                                               -----       ------------                    ------------
ASSETS

Inventories                                                      2           14,411,985                       9,510,542
Accounts receivable and prepayments                              3            7,970,487                       7,212,419
Cash and cash equivalents                                                     4,275,595                       3,064,443
                                                                           ------------                    ------------
                                                                             26,658,067                      19,787,404

Intangible assets, net                                           4           33,761,704                      20,559,223
Property, plant & equipment, net                                 5            5,469,259                       4,695,668
Financial assets                                                 6            1,341,642                              -
                                                                           ------------                    ------------
TOTAL ASSETS                                                                 67,230,672                      45,042,295
                                                                           ------------                    ------------


LIABILITIES & SHAREHOLDERS' EQUITY

Accounts payable and accrued expenses                            7            9,921,598                      13,769,748

Long term liabilities                                            8            2,266,425                       8,086,232

SHAREHOLDERS' EQUITY
Called up share capital
   Class 'A' Ordinary shares                                    10              590,552                         447,974
   Class 'B' Ordinary shares                                    10               12,255                          12,255
Share premium account                                                        75,242,108                      47,863,861
Currency adjustment                                                         (5,203,137)                     (4,637,484)
Profit and loss reserve                                                    (15,909,075)                    (20,732,540)
Minority Interest                                                               309,946                         232,249
                                                                           ------------                    ------------
                                                                             55,042,649                      23,186,315
                                                                           ------------                    ------------
Total Liabilities and Shareholders' Equity                                   67,230,672                      45,042,295
                                                                           ------------                    ------------

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

                                                                                  Year ended December 31
                                                                     --------------------------------------------------
                                                                            2000               1999                1998
                                                         Notes               US$                US$                 US$
                                                         -----        ----------         ----------          ----------
Revenues
 - Continuing operations                                              25,017,178         26,104,623          13,407,282
 - Acquisitions                                             15         4,725,764               -              4,038,773
 - Disposals                                                                -                  -              5,723,465
                                                                      ----------         ----------          ----------
                                                            13        29,742,942         26,104,623          23,169,520

Cost of sales                                                        (15,401,257)       (14,521,619)        (15,176,056)
                                                                      ----------         ----------          ----------
Gross profit                                                          14,341,685         11,583,004           7,993,464

Research & development expenses                                       (2,681,220)        (2,448,372)         (2,559,490)
Administrative expenses - normal
 - Continuing operations                                              (5,157,504)        (3,969,235)         (2,450,093)
 - Acquisitions                                                             -                    -                 -
                                                                       ---------          ---------           ---------
                                                                      (5,157,504)        (3,969,235)         (2,450,093)

Administrative expenses - exceptional                       16        (1,287,000)              -                   -
                                                                       ---------          ---------           ---------

Operating profit

 - Continuing operations                                               3,969,890          5,165,397           1,648,881
 - Acquisitions                                                        1,246,071               -                602,831
 - Disposals                                                                -                  -                732,169
                                                                       ---------          ---------           ---------
                                                            13         5,215,961          5,165,397           2,983,881

Share of operating loss in associate                                     (30,000)              -                   -

Net profit (loss) on disposal of assets                     17              -             1,014,080             (37,397)
Write down of financial asset                                6              -              (609,752)               -

Interest receivable and similar income                                   466,151             69,284              71,011
Interest payable and similar charges                                    (704,847)          (723,312)           (466,902)
                                                                       ---------          ---------           ---------
Profit on ordinary activities before taxation               14         4,947,265          4,915,697           2,550,593

Tax on profit on ordinary activities                        18          (123,800)              -                   -
                                                                       ---------          ---------           ---------
Retained profit for the financial period                               4,823,465          4,915,697           2,550,593
                                                                       ---------          ---------           ---------
Basic earnings per ordinary share (US cents)                19           12.99               17.50                9.97

Diluted earnings per ordinary share (US cents)              19           12.20               17.00                9.65

Movements on reserves are shown in the "Consolidated Statements of Movement in Shareholders' Funds" on page 34.

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                     December 31        December 31         December 31
                                                                            2000               1999                1998
                                                                             US$                US$                 US$
                                                                       ---------          ---------           ---------
Profit for the financial period attributable to group shareholders
excluding share of loss in associate                                   4,853,465          4,915,697           2,550,593
Share of operating loss in associate                                     (30,000)              -                   -
Currency adjustment                                                     (565,653)          (280,012)           (264,893)
                                                                       ---------          ---------           ---------
Total recognised gains and losses for the period                       4,257,812          4,635,685           2,285,700
                                                                       ---------          ---------           ---------

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF MOVEMENT IN SHAREHOLDERS' EQUITY

                                                      Class 'A'           Class 'B'
                                                   Ordinary Shares      Ordinary Shares
                                                --------------------  -------------------
                                                             Share                Share
                                                            capital              capital
                                                 Number of IR L 0.01  Number of IR L 0.01
                                                  shares     each       shares    each
                                                ---------- ---------  --------- ---------
                                                              US$                 US$
Authorised                                      50,000,000   712,250   700,000   12,255
                                                ----------   -------   -------   ------
Issued:
Balance as at December 31, 1997                 22,191,771   351,945   700,000   12,255
                                                ----------   -------   -------   ------

Class 'A' shares issued for cash                   717,054    10,331       -        -
Class `A' shares issued on conversion
 of debenture                                    1,989,677    28,498       -        -
Class `A' shares issued for the purchase
 of financial asset                                675,773     9,949       -        -
Options exercised                                  868,461    12,321       -        -
Additional goodwill arising on
 acquisition of Clark                                  -         -         -        -
Additional goodwill arising on
 acquisition of Centocor                               -         -         -        -
Goodwill written back to profit and loss
 on disposal of Warner Lambert contract                -         -
Share issue expenses                                   -         -         -        -
Currency adjustment                                    -         -         -        -
Retained profit                                        -         -         -        -
                                                ----------   -------   -------   ------
Balance as at December 31, 1998                 26,442,736   413,044   700,000   12,255
                                                ----------   -------   -------   ------

Class 'A' shares issued for cash                 1,364,805    19,418       -        -
Class `A' shares issued on conversion
 of debenture                                      498,291     7,098       -        -
Options exercised                                  750,000    10,816       -        -
Shares cancelled                                  (150,000)   (2,402)      -        -
Share issue expenses                                  -          -         -        -
Currency adjustment                                   -          -         -        -
Minority interest in Benen Trading                    -          -         -        -
Retained profit                                       -          -         -        -
                                                ----------   -------   -------   ------
Balance as at December 31, 1999                 28,905,832   447,974   700,000   12,255
                                                ----------   -------   -------   ------

Class 'A' shares issued for cash                 4,239,198    59,755       -        -
Class `A' shares issued on conversion
 of debenture                                    1,041,667    14,839       -        -
Class `A' shares issued on exercise
 of warrant                                        100,000     1,425       -        -
Options exercised                                2,784,496    39,667       -        -
Class `A' shares issued as consideration
 in business acquisition                         1,834,431    26,131       -        -
Class `A' shares issued for financial asset         67,872       761       -        -
Share issue expenses                                  -          -         -        -
Currency adjustment                                   -          -         -        -
Minority interest in Benen Trading                    -          -         -        -
Retained profit                                       -          -         -        -
                                                ----------   -------   -------   ------
Balance as at December 31, 2000                 38,973,496   590,552   700,000   12,255
                                                ----------   -------   -------   ------




                                                  Premium    Retained
                                                 in excess  (deficit)/    Currency     Goodwill     Minority
                                                  of par      surplus    adjustment     reserve     interest     Total
                                                ----------  ----------   ----------   -----------   --------  ----------
                                                    US$          US$         US$          US$         US$         US$
Authorised

Issued:
Balance as at December 31, 1997                 39,531,153  (6,422,147)  (4,092,579)  (22,275,916)      -      7,104,711
                                                ----------  ----------   ----------   -----------   -------   ----------

Class 'A' shares issued for cash                 1,063,632         -            -             -         -      1,073,963
Class `A' shares issued on conversion
 of debenture                                    2,471,502         -            -             -         -      2,500,000
Class `A' shares issued for the purchase
 of financial asset                                665,826         -            -             -         -        675,775
Options exercised                                1,057,319         -            -             -         -      1,069,640
Additional goodwill arising on
 acquisition of Clark                                  -           -            -        (214,234)      -       (214,234)
Additional goodwill arising on
 acquisition of Centocor                               -           -            -      (1,368,827)      -     (1,368,827)
Goodwill written back to profit and loss
 on disposal of Warner Lambert contract                                                 2,082,294              2,082,294
Share issue expenses                              (584,826)        -            -             -         -       (584,826)
Currency adjustment                                    -           -       (264,893)          -         -       (264,893)
Retained profit                                        -     2,550,593          -             -         -      2,550,593
                                                ----------  ----------   ----------   -----------   -------   ----------
Balance as at December 31, 1998                 44,204,606  (3,871,554)  (4,357,472)  (21,776,683)      -     14,624,196
                                                ----------  ----------   ----------   -----------   -------   ----------

Class 'A' shares issued for cash                 2,027,081         -            -             -         -      2,046,499
Class `A' shares issued on conversion
 of debenture                                      492,902         -            -             -         -        500,000
Options exercised                                1,201,816         -            -             -         -      1,212,632
Shares cancelled                                     2,402         -            -             -         -            -
Share issue expenses                               (64,946)        -            -             -         -        (64,946)
Currency adjustment                                    -           -       (280,012)          -         -       (280,012)
Minority interest in Benen Trading                     -           -            -             -     232,249      232,249
Retained profit                                        -     4,915,697          -             -         -      4,915,697
                                                ----------  ----------   ----------   -----------   -------   ----------
Balance as at December 31, 1999                 47,863,861   1,044,143   (4,637,484)  (21,776,683)  232,249   23,186,315
                                                ----------  ----------   ----------   -----------   -------   ----------

Class 'A' shares issued for cash                13,825,122         -            -             -         -     13,884,877
Class `A' shares issued on conversion
 of debenture                                    1,860,161         -            -             -         -      1,875,000
Class `A' shares issued on exercise
 of warrant                                        178,576         -            -             -         -        180,001
Options exercised                                7,476,347         -            -             -         -      7,516,014
Class `A' shares issued as consideration
 in business acquisition                         5,327,156         -            -             -         -      5,353,287
Class `A' shares issued for financial asset        185,684         -            -             -         -        186,445
Share issue expenses                            (1,474,799)        -            -             -         -     (1,474,799)
Currency adjustment                                    -           -       (565,653)          -         -       (565,653)
Minority interest in Benen Trading                     -           -            -             -      77,697       77,697
Retained profit                                        -     4,823,465          -             -         -      4,823,465
                                                ----------  ----------   ----------   -----------   -------   ----------
Balance as at December 31, 2000                 75,242,108   5,867,608   (5,203,137)  (21,776,683)  309,946   55,042,649
                                                ----------  ----------   ----------   -----------   -------   ----------


See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Year ended December 31
                                                                                ----------------------
                                                         Notes              2000               1999                1998
                                                         -----        ----------          ---------          -----------
                                                                           US$                US$                 US$
Net cash inflow (outflow) from operating activities         21         3,224,126          4,475,552            (614,926)
                                                                     ------------       ------------         -----------

Returns on investments and servicing of finance

Interest received                                                        466,149             69,284              71,011
Interest paid                                                           (663,466)          (638,455)           (385,042)
Finance interest paid                                                    (41,381)           (84,857)             (7,212)
                                                                     ------------       ------------         -----------
Net cash outflow from returns on investments and servicing of finance   (238,698)          (654,028)           (321,243)
                                                                     ------------       ------------         -----------
Taxation
Taxation refund/(paid)                                                    36,000               -                (90,000)
                                                                     ------------       ------------         -----------
Capital expenditure and financial investment
Purchase of tangible fixed assets                           20        (1,173,921)        (1,445,728)         (2,797,528)
Purchase of intangible fixed assets                                   (1,360,032)           (60,219)         (1,179,952)
Loan to unconnected party                                                   -                  -                180,166
Sale of tangible fixed assets                                               -             5,783,902                -
                                                                     ------------       ------------         -----------
Net cash (outflow)/inflow from investing activities                   (2,533,953)         4,277,955          (3,797,314)
                                                                     ------------       ------------         -----------
Acquisitions and disposals
Acquisition of subsidiary undertakings                                (7,822,352)        (2,769,835)         (7,719,433)
Purchase of associate undertaking                                     (1,185,197)              -                   -
Deferred consideration paid                                           (4,096,006)        (7,205,259)         (1,459,754)
Disposal of business                                                        -                  -              2,926,943
Deferred set up costs                                                       -              (536,000)               -
                                                                     ------------       ------------         -----------
Net cash outflow for acquisitions and disposals                      (13,103,555)       (10,511,094)         (6,252,244)
                                                                     ------------       ------------         -----------
Cash outflow before use of liquid resources and financing            (12,616,080)        (2,411,615)        (11,075,727)
                                                                     ------------       ------------         -----------
Management of liquid resources                             20             77,815           (271,912)            (80,985)
Financing
Loan from unconnected third party                                     (1,071,014)          (947,225)          2,124,592
Issue of shares                                                       21,580,892          3,311,136           2,673,153
Expenses paid in respect of share issues                              (1,474,799)           (64,946)           (584,826)
Capital element of finance lease payments                               (291,838)          (203,164)           (103,014)
Increase (decrease) in long term debt                                 (4,916,009)        (1,483,823)          4,883,917
Issue of 7.5% convertible debenture                                         -             3,500,000                 -
                                                                     ------------       ------------         -----------
Net cash inflow from financing                                        13,827,232          4,111,978           8,993,822
                                                                     ------------       ------------         -----------
Increase/(decrease) in cash                                            1,288,967          1,428,451          (2,162,890)
                                                                     ------------       ------------         -----------
Reconciliation of net cash flow to movement in net debt
Increase (decrease) in cash                                            1,288,967          1,428,451          (2,162,890)
Decrease (increase) in long term debt                                  4,916,009          1,483,823          (4,883,917)
Convertible debentures issued                                               -            (3,500,000)               -
Long term debt acquired                                               (1,300,000)              -                   -
Decrease (increase) in liquid resources                                  (77,815)           271,912              80,985
Capital element of finance leases repaid                                 291,838            203,164             103,014
                                                                     ------------       ------------         -----------
Change in net debt resulting from cash flows                           5,118,999           (112,650)         (6,862,808)
                                                                     ------------       ------------         -----------
New finance leases                                                      (175,659)          (472,132)           (471,606)
Other non cash movements                                                    -                  -              3,158,952
Liquid resources used to acquire subsidiary undertaking                     -                  -             (3,987,861)
Conversion of debentures                                               1,875,000            447,994           2,425,353
Promissory notes issued                                                 (350,000)              -                    -
Translation difference                                                      -                45,380                 -
                                                                     ------------       ------------         -----------
Movement in net debt in the year                                       6,468,340            (91,408)         (5,737,970)
Net debt at January 1                                                 (8,312,127)        (8,220,719)         (2,482,749)
                                                                     ------------       ------------         -----------
Net debt at December 31                                    22         (1,843,787)        (8,312,127)         (8,220,719)
                                                                     ------------       ------------         -----------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000

1.   ACCOUNTING POLICIES

     The financial statements have been prepared in United States Dollars under the historical cost convention and are in accordance with generally accepted accounting principles in Ireland. The principal accounting policies adopted by Trinity Biotech plc and its subsidiaries ("the Group") are as follows:

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

(b)  Goodwill

     With effect from January 1, 1998, goodwill arising on consolidation (representing the excess of the fair value of consideration over the fair value of the separable net assets acquired), at the date of acquisition of subsidiary and associated undertakings, is capitalised in the balance sheet and amortised over an appropriate period. Goodwill arising prior to that date was written off against reserves and has not been reinstated in the Group balance sheet.

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

(d)  Intangible Assets

     Patents and licences are stated at cost and are amortised over the lesser of their expected useful lives or their statutory lives which range between 3 and 20 years. The carrying value of intangibles is reviewed annually by the directors to determine whether there should be a reduction to reflect any permanent diminution in value.

     Research and development expenditure is written off as incurred, with the exception of expenditure on projects whose outcome has been assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues. Such expenditure is capitalised at cost within intangible assets and amortised over 10 years.

(e)  Investments

     The Company classifies long and short term marketable investment securities and certain investments as either "held to maturity", "trading" or "available for sale". Realised gains and losses are determined using specific identification. Debt securities which the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" securities and reported at amortised cost. Equity securities which the Company has the positive intent and ability to hold for the long term are classified as "long-term securities" and reported at cost.

     Debt and equity securities which are bought and held principally for the purpose of selling them in the near term are classified as "trading" securities and reported at fair value, with realised and unrealised gains and losses included in income for the period.

     Debt and equity securities not classified as either "held to maturity" or "trading" securities are classified as "available for sale" securities and reported at fair value, with unrealised gains or losses reported in a separate component of shareholders' equity.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 (CONTINUED)

1.   ACCOUNTING POLICIES (Continued)

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

     Depreciation is calculated in order to write off the amounts capitalised over the estimated useful lives of the assets by equal annual installments. The excess of the total rentals under a lease over the amount capitalised is treated as interest, which is charged to the income statement in proportion to the amount outstanding under the lease.

     Leases other than finance leases are "operating leases" and the rentals thereunder are charged to the income statement on a straight line basis over the periods of the leases.

(k)  Government Grants

     Research and development and training grants are credited to the income statement against related expenditure in the period in which the expenditure is incurred.

(l)  Foreign Currency

     The functional currency of the Company is the United States Dollar. As of January 1 1998, the Company changed its functional currency from the Irish Pound to the United States Dollar

     Results and cashflows of subsidiary undertakings, which have a functional currency other than the US Dollar, are translated into US Dollars at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling on the balance sheet date. Adjustments arising on translation of the results of these subsidiary undertakings and on restatement of the opening net assets at closing rates, are dealt with in reserves.

     Foreign currency transactions are translated at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. The resulting gains and losses are included in the income statement.

(m)  Liquid Resources

     Liquid resources are current asset investments, which are held as readily disposable stores of value. Liquid resources include investments in equity investments and short term deposits.

(n)  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(o)  Companies Acts, 1963 to 1999

     The financial information relating to the Company and its subsidiary undertakings included in this document does not comprise statutory financial statements as referred to in Section 19 of the Companies (Amendment) Act, 1986, copies of which are required by that Act to be annexed to the Company's annual return lodged with the Registrar of Companies. The auditors have made reports without qualification under
     Section 163 of the Companies Act, 1963 in respect of all such financial statements. Copies of statutory financial statements of Trinity Biotech plc for years up to and including the year ended December 31, 1999 have been so annexed to the relevant annual returns.

(p)  Cost of Sales

     Cost of sales comprises the product cost including shipping, handling and packaging costs.

(q)  Provision for Bad Debts

     The Company sells its products to companies in various markets throughout the world. The Company maintains reserves for potential credit losses. To date such losses have been within management's expectations. The Company had an allowance for doubtful accounts of approximately US$31,850, US$88,822 and US$144,916 as at December 31, 2000, 1999 and 1998
     respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 (CONTINUED)

2.       INVENTORIES                                                        December 31                     December 31
                                                                                   2000                            1999
                                                                                    US$                             US$
                                                                            -----------                      ----------
         Raw materials                                                        5,460,122                       4,123,534
         Work in progress                                                     7,558,858                       4,103,634
         Finished goods                                                       1,393,005                       1,283,374
                                                                            -----------                      ----------
                                                                             14,411,985                       9,510,542
                                                                            -----------                      ----------

     The replacement cost of inventory is not materially different from the cost stated above.

3.       ACCOUNTS RECEIVABLE AND PREPAYMENTS
         (Amounts falling due within one year)                              December 31                     December 31
                                                                                   2000                            1999
                                                                                    US$                             US$
                                                                            -----------                     -----------
         Accounts receivable                                                  4,981,456                       4,166,651
         Prepayments                                                          1,508,048                       1,392,437
         Value Added Tax                                                        126,951                         407,890
         Called up share capital not paid                                       278,525                         419,061
         Grants receivable                                                      520,721                         826,380
         Other receivables                                                      314,786                            -
         Deferred tax asset                                                     240,000                            -
                                                                            -----------                     -----------
                                                                              7,970,487                       7,212,419
                                                                            -----------                     -----------


4.       INTANGIBLE ASSETS                                                  December 31                     December 31
                                                                                   2000                            1999
         Cost                                                                       US$                             US$
                                                                            -----------                     -----------
         Patents and Licenses                                                 3,434,348                       2,074,316
         Goodwill (see note 23)                                              33,210,202                      20,064,462
                                                                            -----------                     -----------
                                                                             36,644,550                      22,138,778

         Less Accumulated Amortisation                                       (2,882,846)                     (1,579,555)
                                                                            -----------                     -----------
                                                                             33,761,704                      20,559,223
                                                                            -----------                     -----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 (CONTINUED)

5.       PROPERTY PLANT AND EQUIPMENT                                       December 31                     December 31
                                                                                   2000                            1999
         Cost                                                                       US$                             US$
         ----------------------------                                       -----------                     -----------
         Land & Buildings                                                     1,474,086                       1,415,343
         Leasehold Improvements                                                 497,343                         336,996
         Computer & Office Equipment                                          1,529,204                       1,033,258
         Plant and Equipment                                                  6,516,700                       5,580,313
                                                                            -----------                     -----------
                                                                             10,017,333                       8,365,910

         Less Accumulated Depreciation                                       (4,548,074)                     (3,670,242)
                                                                            -----------                     -----------
                                                                              5,469,259                       4,695,668
                                                                            -----------                     -----------

     A mortgage amounting to US$336,069 is secured by a charge over the plant in Jamestown, New York.

     Included in the net book value of tangible fixed assets is an amount for capitalised leased assets of US$937,639 (1999: US$895,539). The depreciation charge in respect of capitalised leased assets for the year ended December 31, 2000 was US$96,924 (1999:US$91,036).

6.       FINANCIAL ASSETS                                                   December 31                     December 31
                                                                                   2000                            1999
                                                                                    US$                             US$
                                                                            -----------                     -----------
         Unlisted investment in CLI Oncology                                       -                            609,752
         Provision for diminution in value                                         -                           (609,752)
         Investment in associate (see below)                                  1,341,642                            -
                                                                            -----------                     -----------
                                                                              1,341,642                            -
                                                                            -----------                     -----------

     Due to the uncertainty as to the recoverability of the unlisted investment in CLI Oncology, the Company has provided against the carrying amount in full.

     On October 2, 2000, the Company acquired 33% of the ordinary share capital of HiberGen Limited for a total consideration of US$1,371,642.

     The carrying amount of the investment in the associate is split as follows:

                                                                            December 31
                                                                                   2000
                                                                                    US$
                                                                            -----------
         Share of net liabilities of associate on acquisition                   (28,891)
         Goodwill arising on acquisition                                      1,400,533
         Share of operating loss in associate                                   (30,000)
                                                                            -----------
                                                                              1,341,642
                                                                            -----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 (CONTINUED)

7.       ACCOUNTS PAYABLE AND ACCRUED EXPENSES                              December 31                     December 31
         (Amounts falling due within one year)                                     2000                            1999
         -------------------------------------                              -----------                     -----------
                                                                                US$                             US$
         Accounts payable                                                     1,488,665                       1,902,600
         Income tax deducted under PAYE                                          56,763                         101,358
         Employee related social insurance                                       43,296                          90,336
         Corporate income taxes                                                 364,000                             -
         Accrued liabilities                                                  3,423,290                       2,388,072
         Accrued royalties                                                      398,880                         609,334
         Obligations under finance leases                                       303,772                         322,743
         Loan from unconnected third party - current portion                    293,747                       1,364,761
         Long term debt - current portion                                     2,574,185                       2,894,538
         Deferred consideration - current portion                                  -                          4,096,006
         Promissory note                                                        350,000                             -
         7.5% convertible debenture (see note 8)                                625,000                             -
                                                                            -----------                     -----------
                                                                              9,921,598                      13,769,748
                                                                            -----------                     -----------


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

     In June 1998, the Company purchased a product line from Strategic Diagnostics Inc. Under the terms of the purchase agreement $1,200,000 of the total consideration of US$1,800,000 had been deferred to March 1, 2000. This portion of the consideration was calculated based on two times estimated sales in 1999. At December 31, 1999, the amount had been revised to $663,000 and included in current liabilities under deferred consideration - current portion. This consideration was paid in the first quarter of 2000.

     In September 1998, the Company purchased a product line from Dade Behring Inc. Under the terms of the purchase agreement, US$5,616,256 of the total consideration of US$12,995,559 was being paid by a two-year loan note bearing no interest. Repayments under the loan were made in 2 instalments, which commenced on October 31, 1999. Included in the line "Deferred Consideration - current portion" at December 31, 1999 is an amount of US$2,916,000, which is deferred consideration arising on the acquisition of this product line. This debt was settled in full in 2000.

8.   LONG TERM LIABILITIES                                              December 31                     December 31
     (Amounts falling due after more than one year)                            2000                            1999
     ---------------------------------------------                      -----------                     -----------
                                                                           US$                             US$
     7.5% convertible debenture                                           1,000,000                       3,500,000
     Bank loans (secured, see note 24(i))                                 1,033,258                       4,255,857
     Lease creditors                                                        233,167                         330,375
                                                                        -----------                     -----------
                                                                          2,266,425                       8,086,232
                                                                        -----------                     -----------


     In December 1999, the Company completed a private placement of US$3,500,000 principal amount of 7.5 % convertible debentures. The debentures bear interest at a rate of 7.5% per annum which is payable semi-annually. The debentures are convertible, at the option of the holder, into Class `A' Ordinary Shares of the Company at a price of US$1.80. During 2000, US$1,875,000 of the US$3,500,000 principal amount of the debenture was converted into 1,041,667 Class `A' Ordinary Shares of the Company. Of the remaining balance of the principal amount, US$625,000 matures in December 2001 (see note 7) and US$1,000,000 matures in December 2002.

     As at December 31, 2000 obligations under finance leases of less than one year's duration amounted to US$303,772 (1999: US$322,743). As at December 31, 2000 obligations under finance leases of between two and five years' duration amounted to US$233,167 (1999: US$330,375). There were no obligations extending beyond five years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 (CONTINUED)

9.  DEFERRED TAXATION                                                   December 31                     December 31
                                                                               2000                            1999
                                                                        -----------                     -----------
                                                                              US$                             US$
    At beginning of year                                                       -                             -
    Charge to profit and loss account                                        95,000                          -
    Credit to profit and loss account                                      (335,000)                         -
                                                                        -----------                     -----------
     At end of year (see note 18)                                          (240,000)                         -
                                                                        -----------                     -----------
    Deferred taxation represents the following:
    Capital allowances in excess of related depreciation                     95,000                          -
    Other timing differences                                               (335,000)                         -
                                                                        -----------                     -----------
                                                                           (240,000)                         -
                                                                        -----------                     -----------


10.  CALLED UP SHARE CAPITAL (Refer to page 34)

(a) In May 1999 the Company obtained a secondary listing on the Irish Stock Exchange and in April 2000 raised US$13,400,000 by the issue of 4,000,000 Class `A' Ordinary Shares to a cross section of US, UK and Irish institutions.

(b) In December 1999, the Company completed a private placement of US$3,500,000 principal amount of 7.5% convertible debentures. During 2000, US$1,875,0000 of the US$3,500,000 principal amount of the debenture was converted into 1,041,667 Class `A' Ordinary Shares of the Company.

(c) In December 1999, the Company completed a private placement of 1,334,805 Class 'A' Ordinary Shares.

(d) In June 1997, the Company completed a private placement of US$3,000,000 principal amount of 4% convertible debentures. During 1999, the remaining balance of US$500,000 of the US$3,000,000 principal amount of the debenture was converted into 498,291 Class `A' Ordinary Shares of the Company.

(e) The Class `B' Ordinary Shares have two votes per share and the rights to participate in any liquidation or sale of the Company and to receive dividends as if each Class `B' Ordinary Share was two Class `A' Ordinary Shares.

(f) Since its incorporation Trinity has not declared or paid dividends on its `A' Ordinary Shares. Trinity anticipates, for the foreseeable future, that it will retain any future earnings in order to fund the business operations of the Group. The Company does not, therefore, anticipate paying any cash or share dividends on its `A' Ordinary Shares in the foreseeable future.

     As provided in the Articles of Association of the Company, dividends or other distributions will be declared and paid in US Dollars.

11.  SHARE OPTIONS AND WARRANTS

     Under the terms of Trinity's Employee Share Option Plan options and warrants to purchase 5,868,703 Class 'A' Ordinary Shares were outstanding at December 31, 2000. Under the plan options are granted to officers, employees and consultants of the Group at the discretion of the remuneration committee of the board of directors. In addition the Company granted warrants to purchase 890,405 Class 'A' Ordinary Shares in the Company to agents of the Company who were involved in the Company's private placements in 1994 and 1995 and the debenture issues in 1997 and 1999. A further warrant to purchase 100,000 Class 'A' Ordinary Shares was granted to a consultant of the Company. At December 31, 2000 there were warrants to purchase 503,525 Class `A' Ordinary Shares in the Company outstanding. On February 28, 1999, the Company's Class `B' Warrants expired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 (CONTINUED)

11.  SHARE OPTIONS AND WARRANTS (continued)

     The share options and warrants outstanding at December 31, 2000 were as follows:

                                                Options & Warrants             'A' Warrants          'B' Warrants
                                             -----------------------         ------------------   ---------------------
         Outstanding                          Shares        Range            Shares       Range     Shares       Range
         -----------                         ---------     ---------         ------       -----   ----------     ------
                                                               US$                         US$                    US$
         January 1,1998                      3,361,757     0.50-5.00            -           -      1,279,151       3.00
         Granted                             1,158,000     0.81-4.50            -           -           -            -
         Exercised                            (868,461)    0.50-1.90            -           -           -            -
         Cancelled                            (104,466)    0.50-2.50            -           -           -            -
                                             ---------     ---------         ------       -----   ----------     ------
         December 31, 1998                   3,546,830     0.81-5.00            -           -      1,279,151       3.00

         Granted                             2,188,358     1.13-2.75            -           -           -            -
         Exercised                            (750,000)    1.40-1.80            -           -           -            -
         Cancelled                            (100,716)    0.90-2.75            -           -     (1,279,151)     (3.00)
                                             ---------     ---------         ------       -----   ----------     ------
         December 31, 1999                   4,884,472     0.81-5.00            -           -           -            -

         Granted                             4,112,194     1.75-4.00            -           -           -            -
         Exercised                          (2,884,496)    0.81-4.00            -           -           -            -
         Cancelled                            (243,467)    1.00-4.00            -           -           -            -
                                             ---------     ---------         ------       -----   ----------      -----
         December 31, 2000                   5,868,703     0.81-5.00            -           -           -            -
                                             ---------     ---------         ------       -----   ----------      -----



12.      PROFIT AND LOSS RESERVE/MINORITY INTEREST                          December 31                     December 31
(a)      Profit and loss reserve                                                   2000                            1999
                                                                            -----------                     -----------
                                                                                    US$                             US$
         Accumulated surplus                                                  5,867,608                       1,044,143
         Goodwill reserve                                                   (21,776,683)                    (21,776,683)
                                                                            -----------                     -----------

                                                                            (15,909,075)                    (20,732,540)
                                                                            -----------                     -----------

     Due to the adoption of Financial Reporting Standard No. 10 by the Company, the goodwill reserve is disclosed as part of the profit and loss reserve on the face of the balance sheet. This adoption does not affect the potential distributable reserves of the Company.

(b)      Minority interest                                                  December 31                     December 31
                                                                                   2000                            1999
                                                                            -----------                     -----------
                                                                                    US$                             US$
                                                                                                             (Restated)
         Minority interest                                                      309,946                         232,249
                                                                            -----------                     -----------


     In March 1998 Benen Trading Limited ("Benen") received an injection of funds under the Business Expansion Scheme. In order to present a true and fair view of the Consolidated Financial Statements the substance of this transaction , as distinct from its strict legal form, is considered in determining its true nature and the appropriate accounting treatment. In particular, the option which is incorporated within the transaction, and the most likely exercise of it, determine the substance of the transaction. Therefore, while the investors hold the majority of the ordinary share capital of Benen, Trinity maintains control of the financial and operating policies of the company. It is for this reason that the results of Benen are consolidated into those of the Group.

     In these circumstances it is considered that the injection of these funds is in the nature of quasi equity. The Group does have obligations to transfer economic benefits at the end of the investment period. Accordingly the Group has continued to consolidate Benen as a 100% subsidiary undertaking and the proceeds (after deducting share issue costs and expenses) of the investment have been credited to minority interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.  ANALYSIS OF REVENUE, OPERATING INCOME, MAJOR CUSTOMERS AND ASSETS

     a) Trinity operates in one business segment, the market for diagnostic tests for a range of diseases and other medical conditions, and in three reportable segments, which are based on a geographical split. The information presented below relates to these operating segments and is presented in a manner consistent with information presented to the Company's chief operating decision maker. The basis of accounting for each segment is the same basis as used in the preparation of the consolidated financial statements.

     b)   The distribution of revenue by geographical area was as follows:

                                                                     December 31        December 31         December 31
                                                                            2000               1999                1998
                                                                             US$                US$                 US$
                                                                     -----------        -----------         -----------
         Ireland                                                      14,410,284         15,762,409           7,967,618
         United States                                                15,332,658         10,342,214          14,301,873
         United Kingdom                                                     -                  -                900,029
                                                                     -----------        -----------         -----------
                                                                      29,742,942         26,104,623          23,169,520
                                                                     -----------        -----------         -----------

     c) The distribution of revenue by customers' geographical area was as follows:

                                                                     December 31        December 31         December 31
                                                                            2000               1999                1998
                                                                             US$                US$                 US$
                                                                     -----------        -----------         -----------
         U.S.A.                                                       17,282,005         16,342,915          16,600,770
         Europe                                                        7,197,185          4,717,562           3,093,076
         Middle East/Africa                                            4,047,205          4,210,172           2,621,100
         Other overseas                                                1,216,547            833,974             854,574
                                                                     -----------        -----------         -----------
                                                                      29,742,942         26,104,623          23,169,520
                                                                     -----------        -----------         -----------

     d) It is not deemed practical to present an analysis of revenue by major product group.

     e)   The distribution of intersegmental sales was as follows:

                                                                     December 31        December 31         December 31
                                                                            2000               1999                1998
                                                                             US$                US$                 US$
                                                                     -----------        -----------         -----------
         Ireland                                                      11,918,545          9,761,708           5,668,721
         Ireland - Intersegmental Sales                               12,224,323         12,153,121           5,424,880
         United States                                                15,332,659         10,342,214          14,301,873
         United Kingdom                                                     -                  -                900,029
         Less Intercompany Sales                                      (9,732,585)        (6,152,420)         (3,125,983)
                                                                      ----------         ----------          ----------
                                                                      29,742,942         26,104,623          23,169,520
                                                                      ----------         ----------          ----------

     Sales of product between companies in the Group are made on commercial terms (cost plus a mark-up) which reflect the nature of the relationship between the relevant companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 (CONTINUED)

13.  ANALYSIS OF REVENUE, OPERATING INCOME, MAJOR CUSTOMERS AND ASSETS
     (continued)

     f) The distribution of operating income by geographical area was as follows:

                                                                     December 31        December 31         December 31
                                                                            2000               1999                1998
                                                                             US$                US$                 US$
                                                                     -----------        -----------         -----------
         Ireland                                                       1,906,242          3,819,549           2,687,967
         United States                                                 3,309,719          1,345,848           1,096,122
         United Kingdom                                                     -                  -               (800,208)
                                                                     -----------        -----------         -----------
         Total operating income                                        5,215,961          5,165,397           2,983,881
                                                                     -----------        -----------         -----------

     g) The distribution of consolidated total assets by geographical area was as follows:

                                                                     December 31        December 31         December 31
                                                                            2000               1999                1998
                                                                             US$                US$                 US$
                                                                     -----------        -----------         -----------
         Ireland                                                      46,520,110         33,888,275          34,414,690
         United States                                                20,710,562         11,154,020          10,598,357
                                                                     -----------        -----------         -----------
         Total assets                                                 67,230,672         45,042,295          45,013,047
                                                                     -----------        -----------         -----------

     h) The distribution of consolidated long-lived assets by geographical area was as follows:

                                                                     December 31        December 31         December 31
                                                                            2000               1999                1998
                                                                             US$                US$                 US$
                                                                     -----------        -----------         -----------
         Ireland                                                      29,311,638         19,197,855          20,580,334
         United States                                                11,260,967          6,057,036           6,298,310
         United Kingdom                                                     -                  -                    -
                                                                     -----------        -----------         -----------
         Total assets                                                 40,572,605         25,254,891          26,878,644
                                                                     -----------        -----------         -----------

     i) The concentrations of revenues to customers representing 10% or more of total revenues was as follows:

                                                                     December 31        December 31         December 31
                                                                            2000               1999                1998
                                                                     -----------        -----------         -----------
           Customer A                                                       0%                  0%                 25%
           Customer B                                                      30%                 44%                 40%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 (CONTINUED)

13.  ANALYSIS OF REVENUE, OPERATING INCOME, MAJOR CUSTOMERS AND ASSETS
     (continued)

     j) The distribution of depreciation and amortisation by geographical area was as follows:

                                                          December 31        December 31        December 31
                                                             2000               1999               1998
                                                          -----------        -----------        -----------
                                                              US$                US$                US$
          Ireland                                          1,224,478          1,050,536           426,119
          United States                                      736,248            453,997           327,134
                                                           ---------          ---------           -------
          Total assets                                     1,960,726          1,504,533           753,253
                                                           ---------          ---------           -------

     k)   The distribution of unusual items by geographical area was as follows:

                                                          December 31        December 31        December 31
                                                             2000               1999               1998
                                                          -----------        -----------        -----------
                                                              US$                US$                US$
          Ireland                                                 --          1,014,080           457,954
          United States                                   (1,287,000)          (609,752)         (495,351)
                                                          ----------          ---------          --------
          Total unusual items                             (1,287,000)           404,328           (37,397)
                                                          ----------          ---------          --------

     l)   The analysis of interest by geographical area was as follows:

                                                          December 31        December 31        December 31
                                                             2000               1999               1998
                                                          -----------        -----------        -----------
                                                              US$                US$                US$
          Ireland                                          (305,569)          (501,746)           (266,624)
          United States                                    (399,278)          (221,566)           (200,278)
                                                           --------           --------            --------
          Total unusual items                              (704,847)          (723,312)           (466,902)
                                                           --------           --------            --------


14.  PROFIT ON ORDINARY ACTIVITIES
     BEFORE TAXATION

                                                           December 31       December 31        December 31
                                                              2000              1999               1998
                                                           -----------       -----------        -----------
                                                               US$               US$                US$
          The profit on ordinary activities before
          taxation is stated after charging (crediting)

          Directors' emoluments
            Fees                                                  --                --                   -
            Remuneration                                   1,005,572           807,626             845,029
          Auditors' remuneration                              84,000            70,000              64,152
          Depreciation                                       657,436           607,620             574,407
          Amortisation                                     1,303,290           896,913             178,846
          Operating lease rentals in respect of premises     773,837           121,274             401,779
          Research and development grants                    (18,467)         (126,387)            (78,478)
                                                           ---------          --------             -------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 (CONTINUED)

15.  ACQUISITION OF BARTELS

     On December 8, 2000, the Company purchased the assets and goodwill of Bartels Inc, based in Seattle, Washington. As no audited financial statements were available for the acquired business in the period prior to acquisition, the directors have used the fair values established at the time of acquisition to derive the approximate results of the entity since the date of acquisition:

                                             December 31
                                                 2000
                                             -----------
                                                 US$
     Sales                                       465,871

     Cost of sales                               (82,000)
                                              ----------
                                                 383,871
                                              ----------

16.  ADMINISTRATIVE EXPENSES -- EXCEPTIONAL ITEMS

     An exceptional charge of US$1,287,000 was incurred during the financial year relating to the acquisition of the assets and goodwill of Bartels Inc. The principal components of this charge were commitments on acquisition to make payments to employees to ensure the effective transfer of the business from Seattle to the Carlsbad, New York and Dublin facilities.


                                             December 31        December 31         December 31
                                                2000               1999                1998
                                             -----------        -----------         -----------
                                                 US$                US$                 US$
     Administrative expenses
     -- Exceptional                           1,287,000             --                   --
                                              ---------            ------              ------


17.  NET PROFIT (LOSS) ON DISPOSAL OF ASSETS

     (i) The net profit on disposal of assets of US$1,014,080 for the year ended December 31, 1999 is calculated as follows:

                                                                         Land &
                                                                       Buildings
                                                                      ----------
                                                                         US$
     Disposal proceeds                                                5,783,902
     Fees and expenses                                                 (550,873)
                                                                      ---------
     Net disposal proceeds                                            5,233,029
     Net book value of assets disposed                               (4,218,949)
                                                                      ---------
     Net profit on disposal of assets before taxation                 1,014,080
     Taxation                                                                --
                                                                      ---------
     Net profit on disposal of assets after taxation                  1,014,080
                                                                      ---------

     In December 1999, the Company entered into a sale and leaseback transaction for the disposal of its factory and offices at Bray, Co. Wicklow, Ireland. Under the terms of the transaction, the Company entered into a 20 year operating lease at an annual rent of IR(pound)309,000 (US$366,567).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 (CONTINUED)

17.  NET PROFIT (LOSS) ON DISPOSAL OF ASSETS (continued)

     (ii) The net loss on disposal of assets of US$37,397 for the year ended December 31, 1998 is calculated as follows:

                                                           (i) Investment in     (ii) Supply Agreement
                                                               Selfcare Inc.       with Warner Lambert        Total
                                                            ----------------      --------------------      -------
                                                                   US$                     US$                 US$
     Disposal proceeds                                         4,303,319                3,000,000           7,303,319
     Fees and expenses                                           (64,768)                 (73,057)           (137,825)
                                                              ----------               ----------          ----------
     Net disposal proceeds                                     4,238,551                2,926,943           7,165,494
     Net assets disposed                                      (3,780,597)              (1,250,000)         (5,030,597)
                                                              ----------               ----------          ----------
                                                                 457,954                1,676,943           2,134,897
     Goodwill previously written off                                  --               (2,082,294)         (2,082,294)
                                                              ----------               ----------          ----------
     Profit (loss) on sale of assets                             457,954                 (405,351)             52,603
     Taxation                                                         --                  (90,000)            (90,000)
                                                              ----------               ----------          ----------
     Profit (loss) on sale of assets after tax                   457,954                 (495,351)            (37,397)
                                                              ----------               ----------          ----------

     (i) The disposal of the Company's investment in Selfcare Inc. was completed on September 30, 1998.

     (ii) The disposal of the Company's interest in the Supply Agreement between Applied Biotech Inc., Warner Lambert Inc. and Trinity Biotech Inc., was completed on September 30, 1998.

18.  INCOME TAXES

     (a) There was no income tax charge in respect of the 1998 and 1999 financial years as trading losses carried forward were offset against profits.

          The taxation charge for the year ended December 31, 2000 was US$123,800. This is comprised as follows:

                                                               December 31
                                                                  2000
                                                               -----------
                                                                   US$
          Corporate tax charge
          Ireland                                                (53,800)
          United States                                         (310,000)
                                                                --------
                                                                (363,800)
          Deferred tax charge
          Ireland                                                (95,000)
          United States                                          335,000
                                                                --------
                                                                 240,000
                                                                --------
          Net taxation charge                                   (123,800)
                                                                --------

     (b) The distribution of profits (losses) before taxes by geographical area was as follows:

                                                               December 31        December 31        December 31
                                                                  2000               1999               1998
                                                              -----------        -----------         -----------
                                                                  US$                US$                 US$
          Ireland                                              2,036,822          3,967,248           2,441,082
          United States                                        2,910,443            948,449             909,719
          United Kingdom                                              --                 --            (800,208)
                                                               ---------          ---------           ---------
          Total profits before taxation                        4,947,265          4,915,697           2,550,593
                                                               ---------          ---------           ---------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 (CONTINUED)

18.  INCOME TAXES

(c) The tax effects of temporary differences that give rise to significant portions of deferred tax assets relate principally to net operating losses. There was no valuation allowance for deferred tax assets at December 31, 2000. The valuation allowance at December 31, 1999 was US$865,814 (December 31, 1998 US$1,998,800).

(d) At December 31, 2000, the Company had Irish net operating losses of approximately US$1,100,000. The utilisation of these net operating loss carryforwards is limited to offset against the future profits earned by the Company arising from the same trade and in the tax jurisdiction in which they arose. These losses carry forward indefinitely.

     At December 31, 2000, the Company had U.S. net operating loss carryforwards of approximately $3.2m for US federal income tax purposes, which will expire in 2008 if not previously utilised. Utilisation of the U.S. net operating loss carryforward may be subject to an annual limitation due to the change in ownership rules provided by the Internal Revenue Code of 1986. This limitation and other restrictions provided by the Internal Revenue Code of 1986 may reduce the net operating loss carryforward such that it would not be available to offset future taxable income of the U.S. subsidiaries.

19.  EARNINGS PER ORDINARY SHARE

(a)  Basic earnings per ordinary share

     Earnings per ordinary share is computed by dividing the profit on ordinary activities after taxation of US$4,823,465 (December 31, 1999, US$4,915,697 and December 31, 1998, US$2,550,593) for the financial year by the weighted average number of ordinary shares in issue of 37,131,692 (December 31, 1999
     - 28,158,184 and December 31, 1998 -- 25,586,050).

(b)  Diluted earnings per ordinary share

     Diluted earnings per share is computed by dividing the profit on ordinary activities after taxation of US$4,823,465 (December 31, 1999, US$4,915,697 and December 31, 1998, US$2,550,593) for the financial year, adjusted for debenture interest saving of US$121,875, by the diluted weighted average number of ordinary shares in issue of 40,540,494 (December 31, 1999, 28,990,725 and December 31, 1998, 26,437,695).

     The basic weighted average number of shares may be reconciled to the number used in the diluted earnings per ordinary share calculation as follows:

                                                           December 31        December 31         December 31
                                                               2000               1999                1998
                                                            ----------         ----------          ----------
     Basic earnings per share denominator                   37,131,692         28,158,184          25,586,050
     Issuable on exercise of options                         2,506,024            832,541             360,281
     Issuable on conversion of debenture                       902,778                 --             491,364
                                                            ----------         ----------          ----------
     Diluted earnings per share denominator                 40,540,494         28,990,725          26,437,695
                                                            ----------         ----------          ----------

20.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                           December 31        December 31         December 31
                                                              2000               1999                1998
                                                            ----------         ----------          ----------
                                                               US$                US$                 US$
     (a)  Purchase of tangible fixed assets
            Additions to tangible fixed assets               1,349,580          1,917,860           3,269,134
            Less new finance leases                           (175,659)          (472,132)           (471,606)
                                                            ----------         ----------          ----------
                                                             1,173,921          1,445,728           2,797,528
                                                            ----------         ----------          ----------

     (b)  Management of liquid resources

     Cashflows from the use of liquid resources in 2000 arose from the sale of equity investments of US$127,500, less the purchase of equity investments of US$49,685. Cashflows from the use of liquid resources in 1999 arose from the sale of equity investments of US$62,422, less the placing of US$334,334 cash on deposit. Cashflows from the use of liquid resources in 1998 arose from the sale of equity investments of US$781,999, less the purchase of equity investments of US$225,687 and placing cash on deposit of US$637,297.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 (CONTINUED)

21.  RECONCILIATION OF OPERATING
     PROFIT TO NET CASH INFLOW (OUTFLOW)
     FROM OPERATING ACTIVITIES


                                                           December 31        December 31         December 31
                                                              2000               1999                1998
                                                            ----------         ----------          ----------
                                                               US$                US$                 US$
     Operating profit                                       5,215,961          5,165,397           2,983,881
     Depreciation and amortisation                          1,960,726          1,504,533             753,253
     Disposal of investments                                  (37,465)           (62,422)                  -
     Exceptional administrative expenses                    1,287,000                  -                   -
     Decrease/(increase) in debtors and prepayments         1,074,798           (490,758)           (782,200)
     (Decrease) in creditors                               (1,209,806)        (2,105,989)         (1,100,401)
     (Increase)/decrease in inventory                      (4,501,435)           538,120          (2,156,848)
     Translation adjustments                                 (565,653)           (73,329)           (312,611)
                                                           ----------          ---------         -----------
     Net cash inflow (outflow) from operating activities    3,224,126          4,475,552            (614,926)
                                                           ----------          ---------          ----------


22.  ANALYSIS OF NET DEBT

                                December 31                   Acquisitions/      Non-cash       Exchange    December 31
                                   1999          Cashflow       disposals        changes        movements      2000
                                -----------      ---------    ------------       ---------      ---------   ------------
                                    US$             US$            US$              US$            US$           US$
     Cash                         2,092,812      1,288,967              -                -           -         3,381,779
     Liquid resources               971,631        (77,815)             -                -           -           893,816
                                 ----------      ---------     ----------        ---------        -------     ----------
                                  3,064,443      1,211,152              -                -           -         4,275,595

     Long term debt
     - current portion           (2,967,595)       737,160       (343,750)               -           -        (2,574,185)
     Long term debt              (4,255,857)     4,178,849       (956,250)               -           -        (1,033,258)
     Finance leases                (653,118)       291,838              -         (175,659)          -          (536,939)
     Convertible debentures      (3,500,000)             -              -        1,875,000           -        (1,625,000)
     Promissory note                      -              -              -         (350,000)          -          (350,000)
                                 ----------      ---------     ----------        ---------        -------     ----------
     Net debt                    (8,312,127)     6,418,999     (1,300,000)       1,349,341           -        (1,843,787)
                                 ----------      ---------     ----------        ---------        -------     ----------


                                December 31                   Acquisitions/      Non-cash       Exchange    December 31
                                   1998          Cashflow       disposals        changes        movements      1999
                                -----------      ---------    ------------       ---------      ---------   ------------
                                    US$             US$            US$              US$            US$           US$

     Cash                           664,361      1,428,451              -                -              -      2,092,812
     Liquid resources               699,719        334,334        (62,422)               -              -        971,631
                                 ----------      ---------     ----------        ---------        -------     ----------
                                  1,364,080      1,762,785        (62,422)               -              -      3,064,443
     Long term debt
      - current portion          (2,306,443)     1,186,446              -       (1,847,598)             -     (2,967,595)
     Long term debt              (6,400,832)       297,377              -        1,847,598              -     (4,255,857)
     Finance leases                (429,530)       203,164              -         (472,132)        45,380       (653,118)
     Convertible debentures        (447,994)    (3,500,000)             -          447,994              -     (3,500,000)
                                 ----------     ----------        -------       ----------        -------     ----------
     Net debt                    (8,220,719)       (50,228)       (62,422)         (24,138)        45,380     (8,312,127)
                                 ----------     ----------        -------       ----------        -------     ----------

                                       49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 (CONTINUED)

22.  ANALYSIS OF NET DEBT (Continued)


                                    December 31       Cashflow   Acquisitions        Non-cash       Exchange    December 31
                                           1997                                       changes      movements           1998
                                            US$            US$            US$             US$            US$            US$
                                     (Restated)     (Restated)
                                   ------------     ----------  -------------       ---------     ----------   ------------

         Cash                         2,827,251     (2,162,890)          -               -              -           664,361
         Liquid resources             1,447,643         80,985     (3,987,861)      3,158,952           -           699,719
                                      ---------     ----------  -------------       ---------     ----------   ------------
                                      4,274,894     (2,081,905)    (3,987,861)      3,158,952           -         1,364,080

         Long term debt
          - current portion            (223,993)    (2,082,450)          -               -              -        (2,306,443)
         Long term debt              (3,599,365)    (2,801,467)          -               -              -        (6,400,832)
         Finance leases                 (60,938)       103,014           -           (471,606)          -          (429,530)
         Convertible debentures      (2,873,347)          -              -          2,425,353           -          (447,994)
                                   ------------     ----------  -------------       ---------     ----------   ------------
         Net debt                    (2,482,749)    (6,862,808)    (3,987,861)      5,112,699           -        (8,220,719)
                                   ============     ==========  =============       =========     ==========   ============


23.  ACQUISITION OF BUSINESSES

     On February 29, 2000 the Company purchased Mardx Diagnostics Inc for a total consideration of US$4,208,279. The consideration was satisfied by cash and the issue of `A' Ordinary Shares. Acquisition expenses amounted to US$244,992. On December 8, 2000 the Company acquired the assets and goodwill of Bartels Inc for a total consideration of US$9,463,974 satisfied by cash, the issue of `A' Ordinary Shares and a promissory note. Total acquisition expenses amounted to US$158,874.


                                                  Mardx                            Bartels                               Total
                                                    US$                                US$                                 US$
                                              ---------                          ---------                          ----------
         Tangible fixed assets                   72,306                               -                                 72,306
         Working capital                        660,458                            750,000                           1,410,458
         Long-term debt                        (956,250)                              -                               (956,250)
                                              ---------                          ---------                          ----------

         Net assets/(liabilities) at
          fair value                           (223,486)                           750,000                             526,514

         Goodwill                             4,431,765                          8,713,974                          13,145,739
                                              ---------                          ---------                          ----------

         Consideration                        4,208,279                          9,463,974                          13,672,253
                                              ---------                          ---------                          ----------

         Satisfied by:

         Cash payments including costs        2,044,992                          5,923,974                           7,968,966
                                              ---------                          ---------                          ----------


         Net cash outflow                     2,044,992                          5,923,974                           7,968,966

         Promissory Note                           -                               350,000                             350,000
         Issue of  `A' Ordinary Shares        2,163,287                          3,190,000                           5,353,287
                                              ---------                          ---------                          ----------

         Consideration                        4,208,279                          9,463,974                          13,672,253
                                              =========                          =========                          ==========

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     DECEMBER 31, 2000 (CONTINUED)

23.  ACQUISITION OF BUSINESSES (Continued)


     Goodwill capitalised during the year in respect of acquired businesses amounted to US$13,145,739 and comprises:

                                                               Accounting
                                                   Book            Policy             Fair
                                                 Values         Alignment            Value     Consideration          Goodwill
                                                    US$               US$              US$               US$               US$
                                              ---------        ----------         --------     -------------        ----------
         MARDX
         Tangible fixed assets                  572,306          (500,000)*         72,306
         Working capital                        910,458          (250,000)*        660,458
         Long-term debt                        (956,250)             -            (956,250)
                                              ---------        ----------         --------     -------------        ----------
                                                526,514          (750,000)        (223,486)       (4,208,279)       (4,431,765)
                                              =========        ==========         ========     =============        ==========
         BARTELS
         Working capital                        959,478          (209,478)*        750,000
                                              ---------        ----------         --------     -------------        ----------
                                                959,478          (209,478)         750,000        (9,463,974)       (8,713,974)
                                              ---------        ----------         --------     -------------        ----------
         Total                                1,485,992          (959,478)         526,514       (13,672,253)      (13,145,739)
                                              ---------        ----------         --------     -------------        ----------

     The book value of the assets and liabilities shown above have been taken from management accounts and other information of the acquired businesses at the date of acquisition.

     * The fair value adjustments above principally arise for the following reasons:

     Write-down of fixed assets, inventories and receivables following an assessment of the continuing economic contribution of fixed assets, the realisable value of inventories and the collectibility of accounts receivable.

     On June 9, 1998 the Company acquired the Microzyme and EZ Bead product lines from Diatech Diagnostics Inc. for a total consideration of US$2,139,059. The consideration was satisfied by cash and deferred consideration. Acquisition expenses amounted to US$458,559. On July 24, 1998 the Company acquired the Macra Lp(a) product line from Strategic Diagnostics Inc. for a total consideration of US$1,854,824. The consideration was satisfied by cash and deferred consideration. Acquisition expenses amounted to US$54,824. On September 30, 1998 the Company acquired the MicroTrak Chlamydia product line from Dade Behring Inc. for a total consideration of US$12,995,559. The consideration was satisfied by cash, bank borrowings and deferred consideration. Acquisition expenses amounted to US$1,049,068. On September 30, 1998 the Company acquired the HIV product lines from Cambridge Diagnostics Ireland Limited, a subsidiary of Selfcare Inc., for a total consideration of US$4,269,843. The consideration was satisfied by cash and the transfer of investments. Acquisition expenses amounted to US$51,982.

                                              Microzyme             Lp(a)        MicroTrak         Cambridge             Total
                                                    US$               US$              US$               US$               US$
                                              ---------         ---------       ----------         ---------        ----------
         Tangible fixed assets                     -                 -              40,970              -               40,970
         Inventories                               -                 -           3,818,909           837,778         4,656,687
                                              ---------         ---------       ----------         ---------        ----------
         Net assets at fair value                  -                 -           3,859,879           837,778         4,697,657
         Goodwill                             2,139,059         1,854,824        9,135,680         3,432,065        16,561,628
                                              ---------         ---------       ----------         ---------        ----------
         Consideration                        2,139,059         1,854,824       12,995,559         4,269,843        21,259,285
                                              ---------         ---------       ----------         ---------        ----------
         SATISFIED BY:
         Cash payment including costs           808,559           654,824        5,974,068           281,982         7,719,433
                                              ---------         ---------       ----------         ---------        ----------
         Net cash outflow                       808,559           654,824        5,974,068           281,982         7,719,433
         Deferred considerations              1,330,500         1,200,000        7,021,491              -            9,551,991
         Transfer of Investments                   -                 -                -            3,987,861         3,987,861
                                              ---------         ---------       ----------         ---------        ----------
         Consideration                        2,139,059         1,854,824       12,995,559         4,269,843        21,259,285


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 (CONTINUED)

23.  ACQUISITION OF BUSINESSES (Continued)

     Goodwill capitalised during 1998 in respect of acquired businesses amounted to US$16,561,628 and comprised:


                                                   Book        Accounting             Fair     Consideration          Goodwill
                                                 Values            Policy            Value
                                                                Alignment

                                                    US$               US$              US$               US$               US$
                                              ---------         ----------       ---------       -----------        ----------

         MICROZYME                                 -                 -                -           (2,139,059)       (2,139,059)
                                              ---------         ----------       ---------       -----------        ----------

         LP(A)                                     -                 -                -           (1,854,824)       (1,854,824)
                                              ---------         ----------       ---------       -----------        ----------

         MICROTRAK

         Tangible fixed assets                   40,970              -              40,970
         Working capital                      8,659,428       *(4,840,519)       3,818,909
                                              ---------         ----------       ---------       -----------        ----------

                                              8,700,398        (4,840,519)       3,859,879       (12,995,559)       (9,135,680)
                                              ---------         ----------       ---------       -----------        ----------
         CAMBRIDGE

         Working capital                        837,778              -             837,778
                                              ---------         ----------       ---------       -----------        ----------

                                                837,778              -             837,778        (4,269,843)       (3,432,065)
                                              ---------         ----------       ---------       -----------        ----------

         Total                                9,538,176        (4,840,519)       4,697,657       (21,259,285)      (16,561,628)
                                              ---------         ----------       ---------       -----------        ----------


     The book value of the assets and liabilities shown above were taken from the management accounts of the acquired businesses at the dates of acquisition.

     The fair value adjustments above principally arose for the following reason:

     *Write down of inventories following an assessment of the realisable value of finished goods, work in progress and raw materials.

     Following the completion of the fair value exercises in 1999, amendments were made to the fair values reported in the financial statements for the year ended December 31, 1998. The difference was taken as an adjustment to goodwill on acquisition. Provisional and final values of net assets acquired and consideration paid are as follows:

                                            Provisional     Consideration       Accounting             Total             Final
                                        Fair value 1998         and costs           policy       adjustments        fair value
                                                               adjustment        alignment       to goodwill              1999
                                                    US$               US$              US$               US$               US$
                                        ---------------      ------------       ----------       -----------        ----------

         MICROZYME

         Consideration and costs             (2,139,059)         (127,263)            -             (127,263)       (2,266,322)
                                        ---------------      ------------       ----------       -----------        ----------

         LP(A)

         Consideration and costs             (1,854,824)          465,744             -              465,744        (1,389,080)
                                        ---------------      ------------       ----------       -----------        ----------

         MICROTRAK

         Tangible fixed assets                   40,970              -                -                 -               40,970
         Working capital                      3,818,909              -          (1,495,478)       (1,495,478)        2,323,431
                                        ---------------      ------------       ----------       -----------        ----------

         Net Assets                           3,859,879              -          (1,495,478)       (1,495,478)        2,364,401
                                        ---------------      ------------       ----------       -----------        ----------

         Consideration and costs             (12,995,559)        (970,800)            -             (970,800)     (13,966,359)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 (CONTINUED)

23.      ACQUISITION OF BUSINESSES (Continued)

                                            Provisional     Consideration       Accounting             Total             Final
                                        Fair value 1998         and costs           policy       adjustments        fair value
                                                               adjustment        alignment       to goodwill              1999
                                                    US$               US$              US$               US$               US$
                                        ---------------      ------------       ----------       -----------        ----------
         CAMBRIDGE

         Working capital                        837,778              -            (284,900)         (284,900)          552,878
                                        ---------------      ------------       ----------       -----------        ----------

         Net Assets                             837,778              -            (284,900)         (284,900)          552,878
                                        ---------------      ------------       ----------       -----------        ----------

         Consideration and costs             (4,269,843)         (357,138)            -             (357,138)       (4,626,981)
                                        ---------------      ------------       ----------       -----------        ----------


     During 1997, the Company acquired Clark Laboratories Inc. and Centocor UK Holdings Ltd. Following the completion of the fair value exercises in 1998, amendments were made to the fair values reported in the financial statements for the year ended December 31, 1997.

     The difference was taken as an adjustment to goodwill on acquisition. Provisional and final values of net assets acquired are as follows:


                                            Provisional        Accounting            Total             Final
                                        Fair value 1997            policy      adjustments        fair value
                                             (Restated)         alignment      to goodwill              1998
                                                    US$               US$              US$               US$
                                       ----------------       -----------      -----------        ----------

         CLARK LABORATORIES INC.

         Tangible fixed assets                1,127,101              -                -            1,127,101
         Investments                            185,726              -                -              185,726
         Working capital                         (4,692)         (214,234)        (214,234)         (218,926)
                                               --------          --------         --------          --------

                                              1,308,135          (214,234)        (214,234)        1,093,901
                                               --------          --------         --------          --------
         CENTOCOR UK HOLDINGS LTD.

         Tangible fixed assets                  358,159          (160,056)        (160,056)          198,103
         Intangible fixed assets                 44,820           (44,820)         (44,820)             -
         Working capital                       (528,629)       (1,163,951)      (1,163,951)       (1,692,580)
                                               ---------       -----------      -----------       -----------

                                               (125,650)       (1,368,827)      (1,368,827)       (1,494,477)
                                               =========       ===========      ===========      ============



24.  COMMITMENTS AND CONTINGENCIES

(a)  Capital Commitments

     The capital commitments of the Group were as follows:



                                                           31 December      31 December      31 December
                                                                  2000             1999             1998
                                                                   US$              US$              US$
                                                           -----------     ------------     ------------

         Contracted for                                           -                -                -
         Authorised, not contracted for                        400,000          350,000             -
                                                           -----------      -----------     ------------
                                                               400,000          350,000             -
                                                           ===========      ===========     ============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 (CONTINUED)

24.  COMMITMENTS AND CONTINGENCIES

(b) Operating lease commitments payable during the next twelve months amount to US$876,053 (1999: US$483,092) payable on leases of buildings at Dublin and Bray, Ireland and Carlsbad, California which expire after more than five years.

     Future minimum operating and finance lease commitments with non cancellable terms in excess of one year are as follows:

                                                                Operating Leases              Finance Leases
                                                                         US$                         US$
                                                                ---------------               --------------
         2001                                                        876,053                     354,534
         2002                                                        876,053                     158,762
         2003                                                        876,053                      73,454
         2004                                                        876,053                      10,380
         Later years                                               8,089,830                        -
         Interest element of finance leases                             -                        (60,191)
                                                                ---------------                --------------
                                                                  11,594,042                     536,939
                                                                ===============                ==============


(c) Under agreements between a group company and Enterprise Ireland, grants amounting to US$520,721 (1999: US$826,380) are receivable which may be revoked, cancelled or abated in certain circumstances.

(d) Under agreements between a group company and Enterprise Ireland, a loan amounting to US$305,481 (1999: US$312,639) is payable which may be required to be repaid immediately in certain circumstances.

(e) Under an agreement reached in November 2000, between a group company and Enterprise Ireland, grants of US$638,965 become payable in the event of predefined employment targets being achieved. As part of this agreement, Enterprise Ireland can subscribe for `A' Ordinary Shares of the Company up to a value of US$1,029,974 at a share price 10% below the market price of the Company's shares.

(f) As a result of the disposal by the Company of its interest in the supply agreement between Warner Lambert Inc., Applied Biotech Inc. and Trinity Biotech Inc., certain future events may result in additional consideration being paid to the Company. No amounts have been reflected in this year's financial statements due to the uncertainty relating to this potential additional consideration.

(g) The Company has guaranteed the bank borrowings of subsidiary undertakings to the amount of US$3,607,443.

(h) Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, a subsidiary undertaking in the Republic of Ireland, for the financial year to December 31, 2000 and, as a result, this subsidiary undertaking has been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1996.

(i) The Company's bank borrowings are secured by specific tangible fixed assets.

(j) A company within the Group is the subject of a legal claim which arose in 1999. While any claim has an element of uncertainty, the directors believe that the basis for the claim is unfounded and that no provision is required.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 (CONTINUED)

25.  SIGNIFICANT CONCENTRATIONS AND BUSINESS RISKS

     The Group maintains cash and cash equivalents with various financial institutions. These financial institutions are located in a number of countries and Company policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

     The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

     Due to the large numbers of customers and the geographical dispersion of these customers, the Company has no significant concentrations of accounts receivable.

26.  PENSION SCHEME

     The Group operates a defined contribution pension scheme for its full-time employees. The benefits under this scheme are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income amounted to US$547,475 (December 31, 1999, US$330,627 and December 31, 1998, US$336,633). This represents the total cost to the Group of the pension scheme for the financial year and as such it was not necessary to accrue or prepay pension contributions at the year end.

27.  RELATED PARTY TRANSACTIONS

     The Company has entered into various arrangements with JRJ Investments,
     (JRJ) a partnership owned by Mr. O'Caoimh and Dr. Walsh, directors of the Company, and Mr. O'Connell, a former director of the Company, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. It has entered into an Agreement for Lease with JRJ pursuant to which the Company has taken a lease of premises adjacent to the existing facility for a term of 20 years at a rent of IR(pound)6.00 per square foot ("the Current Extension"). The lease commenced on the newly completed 25,000 square foot building in July 2000. The Company also envisages that a further premises may potentially be required by it and, for that purpose, has entered into a four years eleven month lease at IR(pound)22,500 per annum over adjacent lands with JRJ. The Company has further entered into an option with JRJ exercisable for the next three years under which it may require JRJ to construct a further premises, as may be specified by the Company, on such lands. If this option is exercised, the Company will be obliged to take a 20 year Lease (on terms similar to that for the Current Extension) in respect of such additional premises. Independent Valuers have advised the Company that the rent fixed in respect of the Current Extension and the adjacent lands represents a fair market rent. The rent for any future property constructed will be set at the then open market value. The Company and its directors (excepting Mr. O'Caoimh and Dr. Walsh who express no opinion on this point) believe that the arrangements entered into represent the most favourable basis on which the Company can meet its ongoing requirements for premises.

 28. DERIVATIVES AND FINANCIAL INSTRUMENTS

     The Group uses financial instruments throughout its businesses: bank borrowings, cash, liquid resources and finance leases are used to finance the Group's operations.

     The Group has various other financial instruments such as accounts receivable and accounts payable, that arise directly from its operations.

     The Group's policy, which has been in force throughout recent years and has been approved by the board, is not to trade in financial instruments.

     The main liquidity risks from the Group's financial instruments are interest rate risk, liquidity risk and foreign exchange risk.

     INTEREST RATE RISK

     The Group borrows in appropriate currencies at floating rates of interest. Year-end borrowings, net of cash, totalled US$1,600,595 (1999:
     US$12,847,719) at interest rates ranging from 7.5% to 10.7% and including US$1,625,000 of fixed rate debt at a rate of 7.50% (1999: US$3,500,000 at
     7.5%). In broad terms, a one-percentage point increase in interest rates would increase the net interest charge by US$36,000.

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     DECEMBER 31, 2000 (CONTINUED)

28.  DERIVATIVES AND FINANCIAL INSTRUMENTS (continued)

     LIQUIDITY RISK

     The Group's operations are cash generating. Short term flexibility is achieved by the use of overdraft facilities.

     FOREIGN EXCHANGE RISK

     The vast bulk of the Group's activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group's Irish pound expenses as a result of the movement in the exchange rate between the US Dollar and the Irish Pound. With the introduction of the Euro in 1999 and the increasing level of Euro denominated sales, the Company aims to match certain of its non-US Dollar expenses with non-US Dollar revenues.

     The disclosures below exclude short term accounts receivable and payable

     INTEREST RATE PROFILE OF FINANCIAL LIABILITIES

     The interest rate profile of financial liabilities of the Group was as follows:


                                                                         December 31               December 31
                                                                                2000                      1999
                                                                                 US$                       US$
                                                                         -----------               -----------
         Financial liabilities on which no interest is paid                  663,042                 5,385,957
         Floating rate financial liabilities                               3,588,148                 7,028,205
         Fixed rate financial liabilities                                  1,625,000                 3,500,000
                                                                         -----------               -----------
                                                                           5,876,190                15,914,162
                                                                         -----------               -----------

     Financial liabilities on which no interest is paid, comprise loans from unconnected third parties and have a weighted average period until maturity of 1 year.

     Floating rate financial liabilities comprise overdrafts and other borrowings that bear interest at rates of between 8.3% and 10.7%.

                                                                         December 31               December 31
         Fixed rate financial liabilities                                       2000                      1999
                                                                         -----------               -----------
         - weighted average interest rate                                      7.50%                     7.50%
         - weighted average period for which rate is fixed                1.62 years                2.28 years

     MATURITY OF FINANCIAL LIABILITIES

     The maturity profile of the Group's financial liabilities was as follows:


                                                                         December 31               December 31
                                                                                2000                      1999
                                                                                 US$                       US$
                                                                         -----------               -----------
         In one year or less, or on demand                                 3,842,932                 8,158,305
         In more than one year, but not more than two                      1,737,049                 3,044,004
         In more than two years, but not more than five                      296,209                 1,544,004
         In more than five years                                               -                     3,167,849
                                                                         -----------               -----------
                                                                           5,876,190                15,914,162
                                                                         -----------               -----------

     FAIR VALUES OF FINANCIAL LIABILITIES

     There is no significant difference between the fair value and the carrying value of the Group's financial assets and liabilities as at December 31, 2000.

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     DECEMBER 31, 2000 (CONTINUED)

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

     (a)  Goodwill:

          In prior years under Irish GAAP, goodwill was either written off immediately on completion of the acquisition against shareholders' equity, or capitalised in the balance sheet and amortised through the income statement on a systematic basis over its useful economic life. From 1998, goodwill must be capitalised and amortised over the period of its expected useful life, however historic goodwill continues to remain an offset against shareholders' equity. Under US GAAP, accounting for goodwill as a offset against shareholders' equity is not permitted; rather, goodwill must be amortised over the period of its expected useful life, subject to a maximum write off period of 40 years, through the income statement. For goodwill arising prior to 1998, a useful life of 10 years has been adopted for the purposes of the reconciliation. A useful life of 20 years has been adopted for goodwill on acquisitions completed after January 1, 1998.

     (b)  Cash Flow Statements:

          The consolidated statement of cashflows prepared under Irish GAAP presents substantially the same information as required under US GAAP by SFAS 95 "Statement of Cash Flows". This standard differs, however, with regard to the classification of items within the statements and as regards the definition of cash equivalents.

          Under US GAAP, cash equivalents would not include bank overdrafts. The movements on such bank overdrafts are required to be included in financing activities under SFAS 95. Under US GAAP short term investments with a maturity of three months or less at the date of acquisition are included in cash equivalents. Under Irish GAAP, movements on short term investments are classified as management of liquid resources. Under Irish GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, dividends received from associated undertakings, taxation, capital expenditure and financial investment, equity dividends paid, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported : operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP would, with the exception of preference dividends paid, be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP, capitalised interest is treated as part of the cost of the asset to which it relates and is thus included as part of investing cash flows; under Irish GAAP all interest is treated as part of returns on investments and servicing of finance.

     (c)  Share Capital Not Paid:

          Under Irish GAAP, unpaid share capital is classified as a receivable under current assets. Under US GAAP, share capital receivable should be reported as a reduction to Shareholders' Equity.

     (d)  Recognition of Escrow Income:

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

     (e)  Accounting for the Impairment of Long-Lived Assets:

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

     (f)  Statement of Comprehensive Income:

          The Company prepares a "Statement of Total Recognised Gains and Losses" which is essentially the same as the "Statement of Comprehensive Income" required under US GAAP. FAS 130 requires disclosure of the cumulative amounts of other comprehensive income. Comprehensive income was US$1,102,305, US$708,780 and US$390,195 for the years ended December 31, 2000, 1999 and 1998 respectively.

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     DECEMBER 31, 2000 (CONTINUED)

29. DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

     (g)  Contingent Consideration:

          Under Irish GAAP, consideration for the purchase of a business which is contingent on one or more future events, may be estimated and included as part of the overall cost at the time of purchase and then adjusted to take account of the future events. Under US GAAP, this consideration would not be included in the purchase price until the amount could be calculated with certainty.

     (h)  Pre-Paid Offering Expenses:

          Under Irish GAAP, share issue expenses arising as a result of fundraising activities, where no funds have yet been raised, may be included in prepayments and written off to share premium on the finalisation of the fundraising. Under US GAAP, if the fundraising has been suspended for a period of more than 90 days the costs must be expensed to the profit and loss account.

     (i)  Sale and Leaseback:

          Under Irish GAAP, the Company's sale and leaseback transaction was treated as a disposal of assets with the gain on the disposal of US$1,014,080 being credited to the profit and loss account in the period of the transaction. Under US GAAP, this amount would be deferred and released to the profit and loss account over the period of the lease (20 years).

     (j)  Deferred Income Taxes:

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

     (k)  Minority Interests:

          Under Irish GAAP, minority interests are included as a portion of Shareholders' Equity. Under US GAAP, minority interests are excluded from Shareholders' Equity.

     (l)  Sales on Extended Credit Terms:

          The Company has made certain sales on extended credit terms. Under US GAAP, SAB 101 "Revenue Recognition in Financial Statements", such sales on extended credit terms would not be recognisable as revenue. No similar provisions exist under Irish GAAP to preclude revenue recognition.

     (m)  Restructuring Costs:

          Under Irish GAAP, certain provisions made for restructuring costs would not be recognisable under US GAAP, because EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity" contains more stringent criteria for expense recognition, and such restructuring costs will be expensed in the subsequent period.

     (n)  Research and Developments:

          Under US GAAP, FAS 2, "Accounting for Research and Development Costs", requires development costs to be written-off in the year of expenditure. Under Irish GAAP, development expenditure on projects whose outcome can be assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues, are capitalised at cost within intangible assets.

     (o)  Stock-based compensation expense:

          US GAAP, as set forth in APB 25 and SFAS 123 "Accounting for Stock-Based Compensation", and FIN 44 "Accounting for Certain Transactions Involving Stock Compensation" requires stock options issued to non-employees to be valued at fair value and compensation cost to be recognised based on that fair value.

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     DECEMBER 31, 2000 (CONTINUED)

29. DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)


         CUMULATIVE EFFECT ON                                   December 31         December 31           December 31
         SHAREHOLDERS' EQUITY                                          2000                1999                  1998
                                                                        US$                 US$                   US$
                                                                -----------         -----------           -----------
         Total shareholders' equity before
            minority interests under Irish GAAP                  54,732,703          22,954,066            14,624,196
         US GAAP adjustments:
         Goodwill                                                10,265,482          12,407,417            15,121,085
         Share capital not paid                                    (278,525)           (419,061)             (206,511)
         Adjustment for amount due from escrow account                 -                   -                1,250,000
         Adjustment for capitalised licence fee                        -                   -               (1,000,000)
         Adjustment for amortisation of
               contingent consideration                                -                 26,850                30,000
         Adjustment for pre-paid offering expenses                     -               (226,007)                 -
         Adjustment for sale and leaseback                         (963,376)         (1,014,080)                 -
         Adjustment for sales on extended credit                    (35,000)               -                     -
         Adjustment for restructuring costs                       1,222,203                  -                   -
         Adjustment for research and development costs           (1,028,373)               -                     -
         Adjustment for stock compensation                         (909,062)               -                     -
         Other                                                      (55,916)               -                     -
                                                                -----------         -----------           -----------
         Shareholders' equity under US GAAP                      62,950,136          33,729,185            29,818,770
                                                                -----------         -----------           -----------


         EFFECT ON NET PROFIT                                   December 31         December 31           December 31
                                                                       2000                1999                  1998
                                                                        US$                 US$                   US$
                                                                -----------         -----------           -----------
         Profit on ordinary activities after taxation
           under Irish GAAP                                       4,823,465           4,915,697             2,550,593
         US GAAP adjustments:
         Goodwill amortisation                                   (2,141,935)         (2,713,668)           (2,175,505)
         adjustment for amount due from escrow account                 -                   -                1,250,000
         Adjustment for capitalised licence fee                        -                   -               (1,000,000)
         Adjustment for amortisation of
               contingent consideration                                -                 26,850                30,000
         Adjustment for pre-paid offering expenses                     -               (226,007)                 -
         Adjustment for sale and leaseback                           50,704          (1,014,080)                 -
         Adjustment for sales on extended credit                    (35,000)               -                     -
         Adjustment for restructuring costs                       1,222,203                -                     -
         Adjustment for research and development costs           (1,028,373)               -                     -
         Adjustment for stock compensation                         (909,062)               -                     -
         Other                                                     (314,044)               -                     -
                                                                -----------         -----------           -----------
         Profit under US GAAP                                     1,667,958             988,792               655,088
                                                                -----------         -----------           -----------

         Profit per ordinary share (US cents)                          4.49                3.51                  2.56
         Diluted profit per ordinary share (US cents)                  4.11                3.41                  2.48
         Weighted average number of ordinary shares used
         in computing basic earnings per ordinary share          37,131,692          28,158,184            25,586,050
         Diluted weighted average number of ordinary shares
         used in computing diluted profit per ordinary share     40,540,494          28,990,725            26,437,695


     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     DECEMBER 31, 2000 (CONTINUED)

29. DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)


                                                                                            Year ended
                                                                 -----------------------------------------------------------
Consolidated Statements of Cash Flows                             December 31              December 31           December 31
                                                                         2000                     1999                  1998
                                                                          US$                      US$                   US$
                                                                  -----------              -----------           -----------
Operating Activities
Net profit under Irish GAAP                                          4,823,465                4,915,697             2,550,593
Adjustments to reconcile net profit to cash
provided (required) by operating activities;
Depreciation and amortisation                                        1,960,726                1,504,533               753,253
(Profit)/loss on disposal of assets                                       -                  (1,014,080)               37,397
Write down of financial assets                                            -                     609,752                  -
Taxation refund/(paid)                                                  36,000                     -                  (90,000)
Share of operating loss in associate                                    30,000                     -                     -
Provision for corporation tax charge                                   123,800                     -                     -
(Purchase)/sale of current investments                                    -                        -                  556,312
Disposal of investments                                                (37,465)                    -                     -
Exceptional administrative expenses                                  1,287,000                     -                     -
Decrease/(increase) in accounts receivable and prepayments           1,074,798                 (490,758)             (782,200)
Decrease in accounts payable & accrued expenses                     (1,209,806)              (2,105,989)           (1,025,753)
Decrease/(increase) in inventory                                    (4,501,435)                 538,120            (2,156,848)
Translation adjustments                                               (565,653)                 (73,329)             (312,611)
                                                                   -----------              -----------           -----------
Net cash inflow/(outflow) from operating activities                  3,021,430                3,883,946              (469,857)
                                                                   -----------              -----------           -----------
Investing activities
Acquisition of subsidiary undertakings                              (7,822,352)              (2,769,835)           (7,719,433)
Purchase of associate undertaking                                   (1,185,197)                    -                     -
Deferred consideration paid                                         (4,096,006)              (7,205,259)           (1,459,754)
Disposal of business                                                      -                        -                2,926,943
Payment for patents and deferred development costs                  (1,360,032)                 (60,219)           (1,179,952)
Payment for tangible fixed assets                                   (1,173,921)              (1,445,728)           (2,797,528)
Payment for financial fixed assets                                        -                        -                     -
Disposal of tangible fixed assets                                         -                   5,783,902                  -
Deferred set up costs                                                     -                    (536,000)                 -
Repayments from unconnected party                                         -                        -                  180,166
                                                                   -----------              -----------           -----------
Net cash outflow from investing activities                         (15,637,508)              (6,233,139)          (10,049,558)
                                                                   -----------              -----------           -----------
Financing Activities
Loan from unconnected third party                                   (1,071,014)                (947,225)            2,124,592
Issue of ordinary share capital including premium                   21,580,892                3,311,136             2,673,153
Expenses paid in connection with share issue                        (1,474,799)                 (64,946)             (584,826)
Increase/(decrease) in long term debt                               (4,916,009)              (1,483,823)            4,883,917
Capital element of finance lease payments                             (291,838)                (203,164)             (103,014)
Issue of 7.5% convertible debenture                                       -                   3,500,000                  -
Issue of 4% convertible debenture                                         -                        -                     -
                                                                   -----------              -----------           -----------
Net cash inflow from financing                                      13,827,232                4,111,978             8,993,822
                                                                   -----------              -----------           -----------
Increase/(decrease) in cash and cash equivalents                     1,211,154                1,762,785            (1,525,593)
Cash and cash equivalents at beginning of year                       3,064,443                1,301,658             2,827,251
                                                                   -----------              -----------           -----------
Cash and cash equivalents at end of year                             4,275,597                3,064,443             1,301,658
                                                                   -----------              -----------           -----------


     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     DECEMBER 31, 2000 (CONTINUED)

29. DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     NON CASH TRANSACTIONS

     In June 1997, the Company purchased the entire share capital of Centocor UK Holdings Limited. Under the terms of the purchase agreement US$3,135,021 of the total consideration of US$6,270,926 was paid by a three year loan note with an interest rate of 7.5%. Repayments under the loan were made in three equal annual instalments commencing on December 31, 1998. This transaction relates to the Irish reportable segment.

     In June 1998, the Company purchased a product line from Diatech Diagnostics Inc. Under the terms of the purchase agreement US$1,680,500 of the total consideration of US$2,139,059 was to be paid by a two-year loan note bearing no interest. Repayments under the loan were made in five instalments commencing on June 30, 1998. The balance due on this loan note was paid in December 1999. This transaction relates to the United States reportable segment.

     In June 1998, the Company purchased a product line from Strategic Diagnostics Inc. Under the terms of the purchase agreement $1,200,000 of the total consideration of US$1,800,000 was deferred to March 31, 2000. This portion of the consideration was calculated based on two times estimated sales in 1999. At December 31, 1999, the amount had been revised to $663,000 and was included in current liabilities. The balance due was paid on February 29, 2000. This transaction relates to the United States reportable segment.

     In September 1998, the Company purchased a product line from Dade Behring Inc. Under the terms of the purchase agreement, US$5,616,256 of the total consideration of US$12,995,559 was to be paid by a two-year loan note bearing no interest. Repayments under the loan were made in 2 instalments, which commenced on October 31, 1999. Included in the line "Deferred Consideration - current portion" at December 31, 1999 was an amount of US$2,916,000 for deferred consideration arising on the acquisition of this product line. The final payment for this acquisition was made in 2000. This transaction relates to the Irish reportable segment.

     In December 2000, Trinity acquired the assets and goodwill of Bartels Inc, for a consideration of US$9,463,974 comprising US$3,190,000 in stock, US$5,923,974 in cash and the balance of US$350,000 in the form of a promissory note. This promissory note was settled in full during the second quarter of 2001. This transaction relates to the Irish reportable segment.

     In connection with the acquisition of Centocor, on June 25, 1997, the Company completed a private placement of (i) US$3,000,000 principal amount of 4% Convertible Debentures (the "First Debentures") and (ii) 50,000 warrants to purchase `A' Ordinary Shares of the Company (the "First Warrants"), which resulted in aggregate gross proceeds to the Company of US$3,000,000. As of December 31, 1999 all of the US$3,000,000 principal amount of the First Debentures had been converted resulting in the issuance of 2,487,968 shares. The First Warrants were each exercisable to purchase one `A' Ordinary Share of the Company at US$3.78 per share until June 25, 2000. These warrants failed to be exercised.

     On December 25, 1999, the Company completed a private placement of (i) US$3,500,000 principal amount of 7.5% Convertible Debentures (the "Second Debentures") and (ii) 483,701 warrants to purchase `A' Ordinary shares of the Company (the "Second Warrants"), which resulted in aggregate gross proceeds to the Company of US$3,500,000.

     The Second Debentures bear interest at the rate of 7.5% per annum, payable quarterly. US$2,500,000 of the principal amount originally matured on December 18, 2001 with the remaining US$1,000,000 maturing on December 18, 2002. The Second Debentures are convertible into `A' Ordinary Shares of the Company at a price $1.80. During 2000, US$1,875,000 of the US$3,500,000 principal amount of the Second Debentures was converted into 1,041,667 Class `A' Ordinary Shares of the Company.

     In relation to the Second Warrants, 333,701 are each exercisable to purchase one `A' Ordinary Share of the Company at US$1.74 per share until June 25, 2002 and the remaining 150,000 are each exercisable to purchase one `A' Ordinary Share of the Company at US$1.80 per share until June 25, 2002.

     SHARE OPTION SCHEME - ADDITIONAL INFORMATION REQUIRED BY SFAS 123

     The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     DECEMBER 31, 2000 (CONTINUED)

29. DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, where the exercise price of the Company's employee stock options is less than the market price of the underlying stock on the grant date, compensation expense is recognised in the US GAAP reconciliation over the vesting period.

     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                                  2000                1999                 1998
                                                                  ----                ----                 ----
         Expected option life (years)                              4.2                  4.2                4.5
         Risk-free weighted average interest rate                  5.5%                 7.5%               6.1%
         Stock price volatility                                    0.869                0.617              0.831
         Dividend yield                                            0%                   0%                 0%

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options

     For purposes of pro forma disclosures, the estimated fair value of the options is amortised to expense over the options' vesting period. The Company's pro forma information follows:


                                                           December 31     December 31       December 31
                                                                  2000            1999              1998
                                                                   US$             US$               US$
                                                           -----------     -----------       -----------
         Pro forma net profit                                 (220,421)         688,891          377,491

         Proforma earnings per share (US cents)                 (0.59)            2.45              1.48

         Proforma diluted earnings per share (US cents)         (0.54)            2.38             1.43

     A summary of the Company's stock option activity, and related information for the years ended December 31 follows:


                                               2000 Weighted-Average       1999 Weighted-Average      1998 Weighted-Average
                                              Options Exercise Price      Options Exercise Price     Options Exercise Price
                                              ----------------------      ----------------------     ----------------------
         Outstanding-beginning of year            4,884,472  $1.39              3,546,830 $1.25             3,361,757 $2.51
              Granted                             4,112,194  $2.88              2,188,358 $1.35             1,158,000 $1.35
              Exercised                          (2,884,496) $2.73              (750,000) $1.54             (868,461) $1.23
         Forfeited                                 (243,467) $3.02              (100,716) $2.12             (104,466) $2.15
         Outstanding-end of year                  5,868,703  $1.78              4,884,472 $1.39             3,546,830 $1.25
         Exercisable at end of year               1,873,029  $1.34              2,974,214 $1.46             1,621,383 $1.32
         Weighted average fair value
         of options granted during the year              $1.43                         $1.47                      $1.31

     The weighted average remaining contractual life of options outstanding at December 31, 2000 is 5 years.

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     DECEMBER 31, 2000 (CONTINUED)

29. DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     A summary of the range of prices for the Company's stock options for the year ended December 31 2000 follows:


                                                 OUTSTANDING                                    EXERCISABLE
                                ---------------------------------------------  --------------------------------------------
         Option price range     No. of Shares     Weight. Av.     Weight. Av.  No. of Shares     Weight. Av.    Weight. Av.
                                               exercise price     contractual                 exercise price    contractual
                                                               life remaining                                life remaining
         ------------------     -------------  --------------  --------------  -------------  -------------- --------------
         $0.81 - $1.49              1,935,532           $0.95       4.0 years      1,391,029           $0.90      3.7 years
         $1.50 - $1.99              2,002,367           $1.69       6.0 years         20,750           $1.55      5.8 years
         $2.00 - $2.99              1,335,736           $2.36       5.6 years        384,585           $2.18      2.8 years
         $3.00 - $5.00                595,068           $3.72       5.7 years         76,665           $4.83      3.0 years

     INVESTMENTS

     The Company had no trading securities as at December 31, 2000 or December 31, 1999.

     The gross realised gains on sales of trading securities during 2000 was US$37,465 (1999: US$19,042).

     The Company had no "available for sale" or "held to maturity securities" as at December 31, 2000 or December 31, 1999.

     FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

     Long and short-term debt: The carrying amounts of the Company's borrowings approximate their fair value as substantially all of the debt bears interest at market rates. In addition, fixed rate debt is due for repayment over an average period of 1.62 years.

     The carrying amounts and fair values of the Company's financial instruments at December 31, 1999 and 2000 are as follows:


                                                    December 31, 2000                            December 31, 1999
                                             ------------------------------              ------------------------------
                                             Carrying                  Fair              Carrying                  Fair
                                               Amount                 Value                Amount                 Value
                                                  US$                   US$                   US$                   US$
                                            ---------             ---------             ---------             ---------
         Cash and cash equivalents          4,275,595             4,275,595             3,064,443             3,064,443

         Short term debt                    4,164,704             4,164,704             8,643,105             8,643,105

         Long term debt                     2,266,425             2,266,425             8,086,232             8,086,232

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     DECEMBER 31, 2000 (CONTINUED)

29. DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     RECONCILIATION OF INCOME TAX EXPENSE

     The reconciliation of tax computed by applying the statutory income tax rate to pre-tax income is:


                                                                   December 31              December 31           December 31
                                                                          2000                     1999                  1998
                                                                           US$                      US$                   US$
                                                                   -----------              -----------           -----------
         Tax at Irish Statutory rate of 24% (2000), 28% (1999)
         and 32% (1998)                                              1,187,345                1,179,768               816,189
         Lower Irish tax rate differences                             (692,618)                (688,198)             (561,130)
         Foreign tax rate and other differences                        911,073                  777,949               771,312
         Utilisation of operating losses brought forward            (1,282,000)              (1,269,519)             (936,371)
                                                                   -----------              -----------           -----------
                                                                       123,800                     -                   90,000
                                                                   -----------              -----------           -----------


     The tax charge for 2000 is explained at note 18. The tax charge for 1998 relates to tax paid on the disposal of the Warner Lambert contract (see note 17).

     DEFERRED TAX ASSETS AND LIABILITIES


                                                                   December 31              December 31           December 31
                                                                          2000                     1999                  1998
                                                                           US$                      US$                   US$
                                                                   -----------              -----------           -----------
         Deferred tax assets                                           335,000                  865,814             1,998,800
         Deferred tax liability                                        (95,000)                    -                     -
         Valuation allowance                                              -                    (865,814)           (1,998,800)
                                                                   -----------              -----------           -----------
         Net deferred tax asset                                        240,000                     -                     -
                                                                   -----------              -----------           -----------

     Deferred tax assets comprise, primarily, the unrealised tax benefit of the Company's net operating loss carryforwards. Due to the Company's history of losses, no portion of the valuation allowance was reversed in 1999 or 1998.

     ADDITIONAL PROFORMA INFORMATION FOR ACQUISITIONS MADE IN 1998 AND 2000
     The information below presents the proforma effect of the acquisitions made in 1998 as if they had occurred on January 1, 1998 and the proforma effect of the acquisitions made in 2000, as if they had occurred on January 1, 2000 and January 1, 1999.


                                                                   December 31              December 31           December 31
                                                                          2000                     1999                  1998
                                                                           US$                      US$                   US$
                                                                   -----------              -----------           -----------
         Proforma revenues                                          39,155,112               46,756,451            32,827,463
         Proforma net income                                         3,291,965                2,607,078             4,865,595
         Proforma earnings per share (US cents)                           8.87                    9.26                 19.02
         Proforma diluted earnings per share (US cents)                   8.12                    8.99                 18.40

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     DECEMBER 31, 2000 (CONTINUED)

29.  DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES (Continued)

     ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") in June 1998. SFAS 133, which requires all derivative instruments to be recognised as either assets or liabilities on the balance sheet at their fair value, provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. As amended, this statement is effective for fiscal years beginning after June 15, 2000. The Company will apply the new rules prospectively to transactions beginning in the first quarter of 2001. Based on current circumstances, the Company believes the application of the new rules will not have a material impact on the consolidated financial statements of the Company.

30.  GROUP UNDERTAKINGS


                                                                                 Principal Country
                Name and                                                         of incorporation         Group
            registered office                     Principal activity                and operation        % holding
            -----------------                     ------------------             -----------------       ---------
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

         Trinity Biotech (USA) Corp.                Manufacture and sale                 U.S.A.           100%
         (Formerly Clark Laboratories Inc.)         of diagnostic test kits
         Girts Road
         Jamestown
         New York, USA

         FHC Corporation                            Non-trading                          U.S.A.           100%
         Girts Road
         Jamestown
         New York, USA

         Trinity Biotech Manufacturing Limited      Manufacture and sale                 Ireland          100%
         IDA Business Park                          of diagnostic test kits
         Bray
         Co. Wicklow, Ireland

         Trinity Research Limited                   Research and                         Ireland          100%
         IDA Business Park                          development
         Bray
         Co. Wicklow, Ireland

         Trinity Biotech Sales Limited              Non - trading                        Ireland          100%
         IDA Business Park
         Bray
         Co. Wicklow, Ireland

         MarDx Diagnostics Inc                      Manufacture and                      USA              100%
         5919 Farnsworth Court                      sale of diagnostic
         Carlsbad                                      test units
         CA 92008, USA

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     DECEMBER 31, 2000 (CONTINUED)-

30.  GROUP UNDERTAKINGS (Continued)


                                                                                Principal Country
         Name and                                                               of incorporation            Group
         registered office                          Principal activity             and operation          % holding
         -----------------                          ------------------          -----------------         ---------
         Flambelle Limited                          Non-trading                          Ireland          100%
         16 Fitzwilliam Place
         Dublin, Ireland

         Eastcourt Limited                          Non-trading                          UK               100%
         Chichester House
         278/282 High Holborn
         London, UK

         Trinity Biotech UK Holdings Ltd            Holding Company                      UK               100%
         (Formerly Centocor UK Holdings Ltd)
         Shalford
         Guildford, Surrey, UK

         Trinity Biotech UK Ltd                     In voluntary                         UK               100%
         (Formerly Centocor UK Ltd)                 liquidation
         Shalford
         Guildford, Surrey, UK

         Benen Trading Ltd                          Manufacture and                      Ireland          10%
         IDA Business Park                          sale of diagnostic
         Bray                                       test kits
         Co. Wicklow, Ireland

         Reddinview Ltd                             Dormant Company                      Ireland          100%
         IDA Business Park
         Bray
         Co. Wicklow, Ireland

         HiberGen Limited                           Genetic Variation                    Ireland          33%
         IDA Business Park                          Detection
         Bray
         Co. Wicklow, Ireland

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                            TRINITY BIOTECH PLC



                                  By: /s/ MAURICE HICKEY
                                     -------------------------------------------
                                     MR. MAURICE HICKEY
                                     DIRECTOR/
                                     CHIEF FINANCIAL OFFICER

                                     Date: July 26, 2001