Form 20-F
period 2001-12-31
TRINITY BIOTECH PLC
filed 2002-09-16
CIK 888721

FORM 20-F

                                   (Mark One)

           |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended: December 31, 2001

                         Commission file number: 0-22320

                               Trinity Biotech plc
.................................................................................
             (Exact name of Registrant as specified in its charter)

                                     Ireland
.................................................................................
                 (Jurisdiction of incorporation or organization)

                  IDA Business Park, Bray, Co. Wicklow, Ireland
.................................................................................
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

                                      None
.................................................................................
                                (Title of Class)

                   Name of each exchange on which registered:

                                      None
.................................................................................
                                (Title of Class)

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

                           American Depository Shares
             (representing `A' Ordinary Shares, par value US$0.0109)
.................................................................................
                              (Title of each class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15 (d) of the Act:

                                      None
.................................................................................
                              (Title of each class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 39,016,746 Class 'A' Ordinary Shares and 700,000 Class 'B' Ordinary Shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                       Yes......X...... No..............

Indicate by check mark which financial statement item the registrant has elected to follow:

                      Item 17........... Item 18.....X....

Item 1        Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2               Offer Statistics and Expected Timetable

Not Applicable

Item 3                Selected Consolidated Financial Data

The following selected consolidated financial data of Trinity Biotech plc ("Trinity" and/or the "Company") as at December 31, 2001 and 2000 and for each of the years ended December 31, 2001, December 31, 2000 and December 31, 1999, have been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and Notes thereto set forth in Item 18 of this Annual Report. The selected consolidated financial data as at December 31, 1999, December 31, 1998 and December 31, 1997, and for each of the years ended December 31, 1998 and 1997 are derived from the audited Consolidated Financial Statements not appearing in this Annual Report. The data should be read in conjunction with the financial statements, related notes, and other financial information included elsewhere herein.

Consolidated Statement of
Income Data                     Year Ended          Year Ended          Year Ended         Year Ended          Year Ended
                              Dec 31, 2001        Dec 31, 2000         Dec 31,1999        Dec 31,1998        Dec 31, 1997
                              ------------        ------------         -----------        -----------        ------------
                                       US$                 US$                 US$                US$                 US$

Revenues                        37,064,573          29,742,942          26,104,623         23,169,520          17,831,586
Cost of sales                  (18,146,765)        (15,401,257)        (14,521,619)       (15,176,056)        (12,058,585)

Administrative expenses        (12,128,677)         (5,141,214)         (3,072,322)        (2,271,247)         (3,399,803)
R & D expenses                  (2,779,729)         (2,681,220)         (2,448,372)        (2,559,490)         (1,876,888)
Amortisation                    (1,829,135)         (1,303,290)           (896,913)          (178,846)               -
Other Operating Income                -                   -                   -                  -                815,654
                                   -------             -------             -------            -------             -------
Operating profit/(loss)
  - Continuing Operations        4,989,119           3,969,890           5,165,397          1,648,881            (757,713)
  - Acquisitions                (2,808,852)          1,246,071                -               602,831           1,334,123
  - Disposals                        -                   -                   -                732,169             735,554
                                  --------            --------            --------            -------             -------
                                 2,180,267           5,215,961           5,165,397          2,983,881           1,311,964

Interest expense                  (472,283)           (704,847)           (723,312)          (466,902)           (185,744)
Interest income                    142,364             466,151              69,284             71,011             153,850
Share of operating loss
  in associate                    (195,000)            (30,000)               -                  -                   -
Profit/(loss) on assets               -                   -                404,328            (37,397)               -
                                   -------             -------             -------            -------             -------
Net profit before tax            1,655,348           4,947,265           4,915,697          2,550,593           1,280,070
Tax on profit on ordinary
   activities                     (206,000)           (123,800)               -                  -                   -
                                  --------            --------            --------          ---------             -------
Net profit after tax             1,449,348           4,823,465           4,915,697          2,550,593           1,280,070
                                 ---------           ---------           ---------          ---------           ---------
Profit from operations
  per ordinary share (US cents)       5.40               14.05               18.34              11.66                6.87
Profit/(loss) from
  continuing operations
  per ordinary share (US cents)      12.35               10.69               18.34               6.44               (3.97)
Basic earnings
  per ordinary share (US cents)       3.59               12.99               17.46               9.97                6.70
Diluted earnings
  per ordinary share (US cents)       3.73               12.20               16.96               9.65                5.61
Weighted average number of
  shares used in computing
  basic EPS                     40,408,978          37,131,692          28,158,184         25,586,050          19,108,363
Weighted average number
  of shares used in computing
  diluted EPS                   41,994,219          40,540,494          28,990,725         26,437,695          22,803,985

Consolidated Balance Sheet
---------------------------        As at               As at               As at              As at               As at
 Data                       Dec 31, 2001        Dec 31, 2000         Dec 31,1999        Dec 31,1998         Dec 31,1997
 ----                       ------------        ------------         -----------        -----------         -----------
                                     US$                 US$                 US$                US$                 US$
Working Capital               16,616,454          16,736,469           6,017,656              9,073           7,069,628
Long-term Liabilities          7,805,237           2,266,425           8,086,232         12,263,521           8,727,511
Total Assets                  77,029,213          67,230,672          45,042,295         45,013,047          24,599,701
Capital Stock                    603,420             602,807             460,290            425,299             364,200
Shareholders' Equity          56,531,571          55,042,649          23,186,315         14,624,196           7,104,711

Amounts Adjusted for US
-----------------------
  GAAP
  ----

Consolidated Statement
----------------------        Year Ended          Year Ended          Year Ended         Year Ended          Year Ended
 of Income                  Dec 31, 2001        Dec 31, 2000         Dec 31,1999        Dec 31,1998         Dec 31,1997
 ---------                  ------------        ------------         -----------        -----------         -----------
                                     US$                 US$                 US$                US$                 US$
Net profit/(loss)                293,816           1,667,958             988,792            625,088          (1,935,049)
Basic earnings
  per ordinary share
  (US cents)                        0.73               4.49                3.51                2.44              (10.13)
Diluted earnings
  per ordinary share
  (US cents)                        0.98               4.11                3.41                2.36              (10.13)

Consolidated Balance Sheet
---------------------------        As at               As at               As at              As at               As at
 Data                       Dec 31, 2001        Dec 31, 2000         Dec 31,1999        Dec 31,1998         Dec 31,1997
 ----                       ------------        ------------         -----------        -----------         -----------
                                     US$                 US$                 US$                US$                 US$
Total Assets                  83,839,373          75,448,105          55,620,414         60,177,621          40,411,657
Shareholders' Equity          64,364,902          63,859,198          33,729,185         29,818,770          22,241,667

No dividends were declared in any of the periods from December 31, 1997 to December 31, 2001.

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

Market Competition and Technological Obsolescence
The diagnostics industry is extremely competitive. Trinity is competing directly with companies which have greater capital resources and larger marketing and business organisations than Trinity. Trinity's ability to grow revenue and earnings may be adversely impacted by competitive product and pricing pressures and by its inability to gain or retain market share as a result of the action of competitors. The Company has significantly invested in research and development but there can be no guarantees that its R&D programmes will not be rendered technologically obsolete or financially non-viable by the technological advances of its competitors.

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

Dependence Upon Sales to Major Customer
During the financial years ended December 31, 2001, December 31, 2000 and December 31, 1999, approximately 27%, 30% and 44% respectively of Trinity's revenues were derived from a distribution agreement between the Company's subsidiary, Trinity Biotech USA (formerly Clark Laboratories, Inc.) and Carter Wallace, Inc. In 2001 Carter Wallace, Inc was acquired by Medpointe, Inc. The loss or interruption of the distribution agreement with Carter Wallace, Inc could be expected to have a material adverse effect on Trinity.

Acquisition of Businesses
The Company has historically grown organically and through the acquisition of, and investment in, other companies, product lines and technologies. There can be no guarantees that recent or future acquisitions can be successfully assimilated or that projected growth in revenues or synergies in operating costs can be achieved. The Company's ability to integrate future acquisitions may also be adversely affected by inexperience in dealing with new technologies, and changes in regulatory or competitive environments. Additionally, even during a successful integration, the investment of management's time and resources in the new enterprise may be detrimental to the consolidation and growth of the Company's existing business.

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

The Company is also required to register with the FDA as a device manufacturer and as such the Company is subject to inspection on a routine basis for compliance with the FDA's current Good Manufacturing Practice ("GMP"), the regulations which prescribe the Company's production and documentation procedures. Any perceived infringement of FDA regulations could materially impact on the Company's ability to manufacture and distribute the affected products and, in extreme cases, could result in product recalls. These could all have a material adverse effect on the Company's revenues, earnings and financial standing.

Dependence on Key Personnel
Trinity's success is dependent on certain key management personnel. Competition for qualified employees among biotechnology companies is intense, and the loss of key personnel, or the inability to attract and retain the additional highly skilled employees required for the expansion of the Company's activities, could adversely affect its business.


Dependence Upon Suppliers
The primary raw materials required for Trinity's test kits consist of antibodies, antigens and other reagents, glass fibre and packaging materials which are acquired from third parties. Although Trinity does not expect to be dependent upon any one source for these raw materials, alternative sources of antibodies with the specificity and sensitivity desired by Trinity may not be available. Such unavailability could affect the quality of the Company's products and its ability to meet orders for specific products.

Risk of Product Liability
Trinity may be subject to claims for personal injuries or other damages resulting from its products or services. There can be no assurance that its product liability insurance is sufficient to protect the Company against liability that could have a material adverse effect on its business.

Risk of Foreign Exchange Fluctuations
Trinity records its transactions in Euros and US dollars and prepares its financial statements in US dollars. A substantial portion of its expenses is denominated in Euros. However, Trinity's revenues are primarily denominated in US dollars. As a result, the Company is affected by fluctuations in currency exchange rates, especially the exchange rate between the US dollar and the Euro. Fluctuations between these and other exchange rates may adversely affect the Company's earnings and assets.

Risk of Shares No Longer Being Quoted On Nasdaq
Trinity's ADRs currently trade on the Nasdaq SmallCap Market. Nasdaq requires that the securities of companies quoted on the Nasdaq SmallCap Market have a minimum bid price of US$1 per share or ADR. If the price of the Company's ADRs falls below US$1 per ADR it may not meet the standards for continued inclusion on the Nasdaq SmallCap Market. If its ADRs could no longer trade on the Nasdaq SmallCap Market the Company's ADR price may be adversely affected.

Penny Stock Regulations and Restrictions on Marketability
SEC regulations concerning a "penny stock" apply to Trinity's shares. These regulations impose sales practice requirements on broker-dealers who sell the Company's shares to persons other than established customers and "accredited investors" as defined in SEC regulations. For transactions covered by the regulations, broker-dealers must make a suitability determination and receive a written agreement from the purchaser prior to the sale. These regulations may affect the ability of broker-dealers to sell the Company's shares in the secondary market and thus adversely affect its share price.


Item 4                     Information on the Company

History and Development of the Company
Trinity develops, manufactures and markets diagnostic test kits used for the clinical laboratory and point-of-care ("POC") segments of the diagnostic market. These test kits are used to detect, primarily, infectious diseases, sexually transmitted diseases and autoimmune disorders. The Company markets over 200 different diagnostic products in over 80 countries.

Trinity was incorporated as a public limited company (plc) registered in Ireland in 1992. The Company commenced operations in 1992 and, in October 1992, completed an initial public offering of its securities in the USA. The Company has expanded its product base through internal development and acquisitions into product categories that primarily test for infectious, sexually transmitted and autoimmune diseases. In addition, arising from the acquisition of the Biopool hemostasis business, Trinity has expanded its product range to include test kits that diagnose blood coagulation and related disorders. Trinity now markets these products in the USA and in over 79 other countries worldwide through a network of national and international distributors. Trinity has manufacturing facilities in Bray, Ireland and in Jamestown, New York, and Carlsbad, California in the USA.

Over the past three years, Trinity has made 4 acquisitions of diagnostic businesses the details of which are set out below. Three of these acquisitions have been of Enzyme Immunoassay ("EIA") businesses and the fourth was a hemostasis business. In October 2000, the Company also subscribed for 33% of the share capital of HiberGen Limited ("HiberGen"), an Irish-based genomics company. In July 2001, the Company further increased its shareholding in HiberGen to 40% and, in February 2002, it announced that it had exercised its option, granted to it under the terms of the original share subscription agreement with HiberGen, to increase its shareholding to 66%. In July 2001, Trinity established a direct sales operation in Germany which commenced trading in October 2001. Through these acquisitions and new products added through in-house research and development, Trinity now has a comprehensive portfolio of over 200 products, including 14 rapid tests, and, through its investment in HiberGen, has successfully entered the fields of genomics and molecular diagnostics.

Acquisition of the assets and goodwill of the Biopool hemostasis business
In December 2001, Trinity acquired the assets and goodwill of the Biopool hemostasis business for a consideration of US$6.3m before costs comprising US$3.7m in cash and US$2.6m in deferred consideration. The deferred consideration is payable in three instalments of US$0.9m, US$1.1m and US$0.6m on December 21, 2002, 2003 and 2004 respectively. The deferred consideration is not conditional on any future event. Biopool develops, manufactures and markets a comprehensive range of test kits which assess and diagnose disorders of blood coagulation, thrombotic risk factors, fibrinolysis, platelet function and the vascular system. These products are sold to hospitals, clinical laboratories, commercial reference laboratories and research institutions on a worldwide basis. Sales in the USA are made through a direct salesforce and OEM partners, while international sales are handled through a network of national distributors.

Acquisition of the Amerlex hormone business of Ortho Clinical Diagnostics
On October 19, 2001 Trinity acquired the assets and goodwill of the Amerlex hormone business of Ortho Clinical Diagnostics for a consideration of US$0.9m. The consideration was satisfied in cash. The Amerlex hormone business manufactures and sells a range of tests which diagnose hormone disorders. This business has been fully integrated into the Bray manufacturing facility.

Establishment of German subsidiary, Trinity Biotech GmbH
On July 10, 2001, Trinity established a direct sales operation in Germany which commenced trading in October. The new business employs 12 people in sales and marketing and is located just outside Frankfurt. After the USA and Japan, Germany, with a population of 83m, is the third largest market in the world for in-vitro diagnostics, accounting for 7% (US$1.4bn) of the total world market of US$20bn. In the past Trinity had serviced the market through five independent distributors who handled a small proportion of the Company's product portfolio whereas the new German direct salesforce will market all of Trinity's current products.

Investment in HiberGen Limited
On October 2, 2000, the Company acquired 33% of the ordinary share capital of HiberGen for a total consideration of US$1.4m. On July 2, 2001 the Company increased its shareholding in HiberGen to 40% at a cost of US$0.3m. On February 13, 2002 Trinity announced that it had exercised an option granted to it under the terms of the original share subscription agreement with HiberGen to further increase its shareholding in HiberGen to 66%. Under the terms of the agreement, Trinity will invest approximately US$3.1m as a follow-on investment. The exact sum to be invested is dependent on the achievement of agreed milestones, prior to the investment being made. Trinity and HiberGen have agreed that the monies will be invested in monthly instalments over a thirty month period, commencing April 2002.

The investment in HiberGen represents an entry for Trinity into the area of molecular diagnostics. HiberGen was founded in Ireland in 1996 with the objective of identifying genetic variations of medical relevance. In pursuit of this goal, the SNaPIT technology was successfully developed and its US patent was granted in August 2000. SNaPIT is a rapid genetic variation detection technology. This technology is robust, low cost and flexible. HiberGen's objective is to generate revenue through licensing agreements for this technology with third parties and in 2001 entered into a licensing agreement with Sequenom Inc. In addition, HiberGen has an isothermal amplification technology called GMA, an extension of the existing SNaPIT technology. This GMA technology provides an alternative for Trinity to upgrade to molecular diagnostic products since Trinity has the exclusive licence for this technology in pathogen detection. In addition to HiberGen's technology platform, it has disease gene programmes in several areas including rheumatoid arthritis, diabetic nephropathy and pre-eclampsia. HiberGen's objective in these programmes is to build an intellectual property position around the identification and characterisation of the disease associated genes for diagnosis and treatment.

A final element of HiberGen's business lies in pharmacogenomics where it will use the SNaPIT technology in the generation of genetic profiles, which will allow the stratification of patients into respond and non-respond groups. This analysis will be applicable to both drugs in development and marketed drugs, with the overall impact of improving drug efficacy and safety.

Acquisition of Bartels Inc
In December 2000, Trinity acquired the assets and goodwill of Bartels Inc ("Bartels"), for a consideration of US$9.5m comprising US$3.2m in stock, US$0.4m in the form of a promissory note and the balance of US$5.9m in cash. Bartels is a leading manufacturer of cell dependent organism diagnostics and its product range includes antigen detection kits for Herpes Simplex Virus, and respiratory viruses such as Influenza A and B, Parainfluenza Viruses 1, 2 and 3 and Respiratory Syncital Virus. Trinity intends to use the Bartels' salesforce to enhance its penetration and distribution strengths in the US market.

Acquisition of MarDx Diagnostics Inc
On February 29, 2000, Trinity acquired all the outstanding share capital of MarDx Diagnostics Inc. (MarDx) of Carlsbad, California for a consideration of US$4.2 million. MarDx is a world leader in the development and manufacture of diagnostic products, known as Western Blots, which confirm the primary diagnosis of certain infectious diseases. Their principal product is a Western Blot test for Lyme disease, which is an infection carried by deer ticks. The disease manifests itself as a multi-system inflammatory disease that affects the skin, joints and nervous system. If diagnosed and treated early with antibiotics, Lyme disease is readily cured.

The MarDx test was the first Lyme Western Blot assay to receive FDA clearance and remains the leading selling test for Lyme disease in the USA. The acquisition of MarDx gave Trinity a strong position in the Western Blot segment of the infectious disease market. Western Blot confirmatory testing is a natural extension to Trinity's EIA products and the Company intends to extend the MarDx Western Blot technology and manufacturing capability to other confirmatory tests.

PMA Application for UniGold HIV Test
In March 2001, the US Food and Drug Administration's Centre for Biologics Evaluation and Research (CBER) approved an Investigational Device Exemption
(IDE) for treatment use for Trinity's UniGold HIV test. This IDE allows Trinity's UniGold HIV test to be used in a limited number of hospitals throughout the USA, to provide patients with the results of tests, conducted during ongoing clinical trials.

The product is used to provide diagnostic test results in less than fifteen minutes, in situations involving needle stick injuries and pregnant women at high risk of HIV presenting themselves for delivery. In these circumstances, the ability to diagnose HIV status rapidly provides the opportunity to make potentially crucial medical decisions and to administer appropriate medication.

The granting of the IDE application acknowledged that the clinical protocol for the IDE was appropriate and that Trinity's proposed clinical trials under the treatment IDE met FDA standards for human safety and confidentiality.

During 2001 representatives from Trinity were informed by the FDA that the FDA required that additional clinical trials be conducted to ensure that the results which have been obtained to date are statistically significant. This means that the results which have been presented to the FDA in the PMA filing must be reproduced on a larger population of samples. The resulting trials are now being conducted at sites in Houston, Texas and Baltimore, Maryland. Approximately 9,000 samples will be collected and tested by September 2002. At that stage, the next phase of assessment and communication with the FDA in relation to the achievement of PMA approval for the UniGold HIV product will commence.

Principal Markets
The primary market for Trinity's tests remains the USA. During fiscal 2001 the Company sold 68% (US$25.1m) (2000 : 58% or US$17.3m; 1999 : 63% or US$16.3m) of
product in the USA. Sales to non USA (principally European and Asian) countries represented 32% (US$12.0m) during fiscal 2001 and 42% (US$12.5m) during fiscal 2000. The comparable figure in 1999 was 37% (US$9.8m).

For a more comprehensive segmental analysis please refer to Note 13 "Analysis of Revenue, Operating Income, Major Customers and Assets" of the Notes to the Consolidated Financial Statements contained in Item 18 "Financial Statements".

Principal Products

Trinity's core competency is the science of immunoassay. The Company develops, acquires, manufactures and markets a wide range of diagnostic products based on this technology. Immunoassays harness the body's own natural defence mechanisms. Faced with invasion by a foreign agent, known as an antigen, the body defends itself by producing antibodies. Each type of antibody produced is a highly specific response to the invading antigen. The antibodies bind and neutralize the antigen. It is this highly specific binding of antigen to antibody which forms the basis for all immunoassay tests.

Trinity's products can test for foreign agents such as viruses, bacteria and parasites, and for naturally occurring conditions such as cancer cells and hormones. The Company's manufacturing processes utilise biotechnology techniques involving the in-house production of recombinant proteins, synthetic peptides and monoclonal antibodies.

Trinity's product areas can be broken down under the headings of the five key technologies which are sold under the following brand names

         Enzyme Immunoassays (EIA)
              Bartels
              CAPTIA(TM)
              MarDx(R)
              MicroTrak(TM)
              Recombigen(R)

         Fluorescence Assays (IFA/DFA)
              Bartels
              MarDx(R)
              MicroTrak(TM)

         Western Blot (WB)
              MarDx(R)

         Rapid Assays
              Capillus(TM)
              SeroCard(TM)
              UniGold(TM)

         Hemostasis
              Biopool

Enzyme Immunoassays
The Company's wide range of Enzyme Immunoassay (EIA) products includes over 100 assays utilising different formats to accommodate the most demanding of laboratories to the most basic. This type of test is the mainstay of standard clinical laboratories around the world and forms the backbone of the Trinity product list of over 200 products. Trinity currently sells 101 EIA tests of various configurations in many countries around the world. Of these, 72 are cleared by the FDA for distribution within the USA.

These tests are performed on plates that allow for up to 96 simultaneous tests and can be performed manually or more typically on automated equipment. Trinity also offers a modest range of equipment for these types of assays as well as validating the Trinity range for use on the most popular types of analysers, used by most medical laboratories.

In essence, each "well" is coated with antigen or antibody depending upon the analyte being tested for. When the test is run, the first step would be to add the sample and a reaction will bind any antibodies or antigens (if present) to the "well" wall. After removal of interfering substances through washing steps, a colour-forming reagent is added and the intensity of colour is read on an instrument indicating the result. EIAs can aid in providing the clinician with accurate information to assist in the diagnosis of a variety of disorders such as autoimmune diseases, hormonal imbalances, sexually transmitted diseases, enteric infections, respiratory infections, cardiovascular diseases, and a wide range of other diseases.

Fluorescence Assays
The second largest range of diagnostic assays in Trinity's portfolio are the fluorescence assays that are also typically performed in medium to large sized hospital laboratories around the world. Trinity offers 40 fluorescence assays, of which 28 are cleared by the FDA for distribution within the USA, with many variations in kit presentation to suit the customer's needs.

There are two distinct technologies employed,  namely Direct Fluorescence Assays
(DFA) and Immunofluorescence Assays (IFA). Trinity offers 32 IFAs with the vast majority forming the comprehensive range of tests to diagnose autoimmune disorders. The remainder of the assays are used to assist in the diagnosis of infectious diseases such as Legionnaires disease, Lyme disease and many others. Of the 8 DFAs Trinity offers, the largest range are FDA cleared for detecting causative agents of sexually transmitted diseases (STDs), principally Chlamydia and Herpes, and forms one of Trinity's most popular selling product groups.

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

Rapid Assays
Trinity has developed a range of membrane and latex based rapid assays to cater for point of care (POC) and over-the-counter (OTC) markets. This range of 14 tests facilitates fast and often very important treatment for the patient and can avoid further costly testing. The UniGold(TM) range of tests does not require refrigeration which is very important for the OTC and POC markets, especially in developing countries.

Tests for HIV are also available in the UniGold(TM), SeroCard(TM) and Capillus(TM) formats. SeroCard(TM) is a self-encased, flow-through rapid EIA device where results are obtained by visual interpretation of a colour change, whereas Capillus(TM) utilises latex agglutination enhanced by capillary slide technology.

These types of rapid tests give a definitive qualitative answer, indicating the presence or absence of antigens or antibodies (test dependent) as an aid in the diagnosis of infection or other clinical conditions. Rapid diagnostic tests provide information that is essential in allowing key decisions to be made regarding cost effective treatment options.

Western Blot Assays
Trinity's extensive range of 19 Western Blot test systems includes the first Lyme Western Blot assay to receive FDA clearance for distribution within the USA. Other Western Blot kits in the range include assays to aid in the diagnosis of autoimmune disorders and more typically infectious diseases such as Syphilis, Epstein Barr Virus (EBV), H. pylori and others.

Western Blot assays are typically used in reference or speciality laboratories for confirming the presence, or absence, of antibodies. This can be an essential part of routine practice for some laboratory investigations for conditions such as Lyme disease, whereby the confirmation of antibody status is the only means to obtain an accurate diagnosis. The principle of these types of tests is that a membrane containing electrophoretically separated proteins of a particular organism are incubated with a patient's serum sample. If specific antibodies to individual proteins are present, they will bind to the corresponding antigen bands. After various washing steps and conjugation, the strip is finally reacted with a precipitating colour developing solution which deposits a visible precipitate on antibody reacted antigen bands. Bands can then be visualised, scored for intensity, relative to a band of a weakly reactive control, and recorded.

Hemostasis
Arising from the acquisition of the Biopool hemostasis business, Trinity now has an extensive range of 50 hemostasis test kits. Biopool is a well known leader and innovator in the worldwide market for hemostasis and fibrinolysis reagents. The full range of test kits assess and diagnose disorders of blood coagulation, thrombotic risk factors, fibrinolysis, platelet function and the vascular system.

Biopool's extensive product line is sold to hospitals, clinical laboratories, commercial reference laboratories and research institutions on a worldwide basis.


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

Sales and Marketing
Trinity sells worldwide in over 80 countries through its own salesforces and a network of international distributors and strategic partners.

The implementation of Trinity's strategy to move to direct sales in key markets was further pursued in 2001 with the creation of a direct salesforce in the USA for the MarDx, Bartels and Biopool product ranges. The implementation in Europe was initiated in mid 2001 with the establishment of a direct sales operation in the important German market. Direct sales operations will result in Trinity having more direct control of marketing strategies which the Company believes will result in increased revenues, enhanced brand awareness and direct contact with end users.

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

Manufacturing and Raw Materials
The primary raw materials required for Trinity's test kits consist of antibodies, antigens and other reagents, glass fibre and packaging materials. The reagents used as raw materials have been acquired for the most part from third parties. Although Trinity is not dependent upon any one source for such raw materials, alternative sources of antibodies and antigens with the specificity and sensitivity desired by Trinity may not be available. Such unavailability could affect the quality of its products and its ability to meet orders for specific products, if such orders are obtained. Trinity's growth may be limited by its ability to obtain or develop the necessary quantity of antibodies or antigens required for specific products. Thus, Trinity's strategy is, whenever possible, to establish alternative sources of supply of antibodies.

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

Patents and Licences

Patents
Trinity's SeroCardTM and SalivaCardTM blood and saliva-based diagnostic tests are based on Trinity Biotech Inc's patent for its "Bi-Directional Lateral Chromatography Test Device". On April 9, 1991, a patent was issued to Trinity Biotech Inc (formerly Disease Detection International Inc) by the US Patent and Trademark Office covering this device. The patent expires in 2008. This patented technology allows Trinity to concentrate and detect antibodies or antigens using a whole blood specimen in addition to serum, urine, saliva and other fluid samples.

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

From time to time, certain companies have asserted exclusive patent, copyright and other intellectual property rights to technologies that are important to the industry in which Trinity operates. In the event that any of such claims relate to its planned products, Trinity intends to evaluate such claims and, if appropriate, seek a licence to use the protected technology. There can be no assurance that Trinity would, firstly, be able to obtain licences to use such technology or, secondly, obtain such licences on satisfactory commercial terms. If Trinity or its suppliers are unable to licence any such protected technology that might be used in Trinity's products, Trinity could be prohibited from marketing such products. It could also incur substantial costs to redesign its products or to defend any legal action taken against it. If Trinity's products should be found to infringe protected technology, Trinity could also be required to pay damages to the infringed party.

Licences
Trinity has taken a licence to two US patents held by Becton Dickinson Inc., which expire in 2004 and 2014 respectively, covering the format of Trinity's UniGold(TM) rapid test device i.e. the visual result given by its one-step strip test. The terms of the agreement provide for the payment of ongoing royalties at rates from 4% to 8% of the sales of its UniGold(TM) rapid tests.

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

Government Regulation
The Company's manufacturing and marketing of diagnostic test kits is subject to government regulation in the USA and in other countries in which the Company's products are sought to be marketed. The process of obtaining regulatory clearance varies, depending on the test categorisation and the country, from merely notifying the authorities of intent to sale, to lengthy formal approval procedures which often require detailed laboratory and clinical testing and other costly and time-consuming processes. The main regulatory bodies which require extensive clinical testing are the FDA in the USA, the Paul Erhlich Institute in Germany and the Agence Francaise de Securite Sanitaire des Produits de Sante in France. Recently, a European Directive has been implemented allowing one approval system to be applicable throughout Europe, CE marking.

The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors. As 68% of Trinity's 2001 revenues were generated in the USA and the USA represents approximately 42% of the worldwide diagnostics market, a description of the FDA clearance process, which is one of the most rigorous in the world, has been included below.

FDA Clearance Process

In-vitro diagnostic products, such as those employing antibodies for the detection of autoimmune diseases in humans, are classified as medical devices by the FDA. For some in-vitro products, the US Code of Federal Regulation (CFR) provides a process commonly known as a "510(k) review" to enable the manufacturer to demonstrate that the proposed product is "substantially equivalent" to another product in legal and commercial distribution in the USA. When a 510(k) review is used, a sponsor is required to submit a Pre-Market Notification to the FDA. In the event that the FDA requests additional information, there could be multiple cycles of submissions until substantial equivalence is determined and clearance is obtained. The FDA has statutory authority to require clinical studies data to support a 510(k) application.

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

Medical devices may be exported from the USA before receiving IDE, 510(k) or PMA clearance under certain conditions, providing FDA clearance of the proposed exportation is obtained. The receiving country must certify that the device is not in conflict with the laws of that country and that the foreign government is aware of the device's import. In countries other than the USA and Europe, the Company's distributors are generally responsible for obtaining any required government consents.

The Company is also required to register with the FDA as a device manufacturer and list its devices. As such, the Company is subject to inspection on a routine basis for compliance with the FDA's current Good Manufacturing Practice ("GMP") Regulations and Quality Systems Regulations. These regulations require that the Company manufactures its products and maintains its documents in a prescribed manner with respect to manufacturing, testing and control activities. Failure to comply with applicable GMP or other regulatory requirements can result in, among other things, sanctions, fines, delays or suspensions of clearance, injunctions against further distribution, seizures or recalls of products, operating restrictions and criminal prosecutions. In addition, the Company is required to comply with various FDA requirements for labelling. Pursuant to the US Medical Device Reporting Act, 1997, the Company is also required to notify the FDA of any deaths or serious injuries alleged to have been associated with the use of its diagnostic test kits as well as product malfunctions that would likely cause or contribute to death or serious injury, if the malfunction were to recur. Finally, the FDA prohibits an approved device from being marketed for unapproved applications.

Organizational Structure
Trinity Biotech plc and its subsidiaries ("the Group") is a manufacturer of diagnostic test kits for sale and distribution worldwide. Trinity's executive offices are located at Bray, Co. Wicklow, Ireland while its research and development, manufacturing and marketing activities are principally conducted at Trinity Biotech Manufacturing Limited, based in Bray, Co. Wicklow, Ireland and at Trinity Biotech (USA) Inc and MarDx Diagnostics Inc based in Jamestown, New York State and Carlsbad, California respectively.

For a more comprehensive schedule of the subsidiary and associated undertakings of the Company please refer to Note 30 of the Notes to the Consolidated Financial Statements "Group Undertakings" contained in Item 18 "Financial Statements" of this Form 20-F.

Property, Plant and Equipment
Trinity has three manufacturing sites worldwide, two in the USA (Jamestown, NY and Carlsbad, CA) and one in Bray, Co. Wicklow, Ireland. Each site is an FDA, EN and ISO approved facility. As part of its ongoing commitment to quality, Trinity is actively working on achieving the latest ISO/9001/2000 certification. In line with the growth of the Company, manufacturing facilities were expanded in 2000 resulting in a total of over 130,000 sq ft of manufacturing and office space.

Trinity's executive offices and manufacturing and research and development facilities consisting of approximately 45,000 square feet are located at IDA Business Park, Bray, Co. Wicklow, Ireland. This facility is ISO 9001 approved and was purchased in December 1997. The facilities include offices, research and development laboratories, production laboratories, cold storage and drying rooms and warehouse space. Trinity spent US$4.2m buying and fitting out the facility. In December 1999, the Company sold the facility for net proceeds of US$5.2m and leased it back from the purchaser for 20 years. The current annual rent which is reviewed every 5 years is set at (euro)392,337 (US$347,940). In July 2000 the Company entered into a 20 year lease for a 25,000 square foot warehouse adjacent to the existing facility at an annual rent of (euro)190,455 (US$168,903). Trinity's current manufacturing facilities are adequate for its current manufacturing and operational needs, however, in anticipation of future potential growth, the Company has entered into a further four years eleven month lease at (euro)28,568 (US$25,335) per annum over adjacent lands. The Company has also entered into an option with the lessor exercisable for the next three years under which it may require the lessor to construct an additional premises, as may be specified by the Company, on such lands. (See item 7 - Major Shareholders and Related Party Transactions).

Trinity USA operates from a 24,000 square foot FDA and ISO 9001 approved facility in Jamestown, New York. The facility was purchased by Trinity USA in 1994. The mortgage associated with this facility is repayable in monthly instalments of US$2,292 plus interest at 8 1/2 % with a final bullet repayment of US$138,000 on February 1, 2004, the maturity date for the facility.

MarDx operates from two facilities in Carlsbad, California. The first facility comprises 21,500 sq feet and is the subject of a 5 year lease, renewed in July 2001, at an annual rental cost of US$214,000. The second adjacent facility comprises 14,500 square feet and is the subject of a 3 year lease, renewed in July 2001, at an annual rental cost of US$127,000.

Arising from the acquisition of the Biopool hemostasis business, Trinity currently operates from two additional facilities located in Ventura, California and Umea, Sweden. The Ventura facility is 25,000 square feet and the annual rental amounts to US$150,000. The lease on this facility expires in November 2002. The Umea facility is 12,500 square feet and the annual rental is US$120,000. The lease expires in November 2004.


Item 5                     Operating and Financial Review
                                  and Prospects
General
Trinity was incorporated in Ireland in January 1992. The Company was organised to acquire, develop and market technologies for rapid in-vitro blood and saliva diagnostics for HIV and other infectious diseases. In October 1992 Trinity completed an initial public offering in the United States in which it raised net proceeds in excess of US$5 million. In October 1993, Trinity took a controlling interest in DDI and in October 1994 merged Trinity's wholly-owned US subsidiary into DDI so that DDI became a wholly-owned subsidiary of Trinity. DDI was the surviving legal entity in the merger and was subsequently renamed Trinity Biotech Inc ("TBI"). In December 1994 Trinity acquired the remaining 50% of FHC which its subsidiary TBI did not own. During 1995 Trinity raised net proceeds in excess of US$6 million as a result of a private placement of the Company's shares. In February 1997, the Company purchased the entire share capital of Clark Laboratories Inc ("Clark"), which now trades as Trinity Biotech USA, and in June 1997 the Company purchased the entire share capital of Centocor UK Holdings Ltd ("Centocor"). In 1998, the Company made four product line acquisitions. The acquisition of the Microzyme and Macra Lp(a) product lines in June 1998 and the acquisition of the MicroTrak and Cambridge Diagnostics HIV product lines in September 1998. The manufacture of these product lines has been transferred to the Company's Jamestown, NY and Bray, Co. Wicklow, Ireland manufacturing facilities. In March 2000 the Company purchased 100% of the share capital of MarDx Diagnostics Inc ("MarDx") and in December 2000 the assets and goodwill of Bartels Inc were acquired. The Bartels plant in Seattle closed in June 2001 and production has been transferred to the Californian, New York and Irish factories. In October 2001, the Company purchased the Amerlex hormone business of Ortho Clinical Diagnostics and in December 2001 the Company acquired the assets and goodwill of the Biopool hemostasis business. In October 2001 Trinity established a direct sales operation in Germany, Trinity Biotech GmbH.

In October 2000 Trinity subscribed for a 33.3% shareholding in HiberGen Limited ("HiberGen"). In July 2001 the Company subscribed for a further 300,000 Ordinary Shares in HiberGen, increasing its shareholding to 40%. In February 2002 Trinity announced that it had exercised an option, granted to it under the terms of the original share subscription agreement with HiberGen, to further increase its shareholding in HiberGen to 66%.

In May 1999 Trinity obtained a secondary listing on the Irish Stock Exchange and in April 2000 raised US$13.4m by the issue of 4 million Class `A' Ordinary Shares to institutional investors.

Trinity's financial statements include the attributable results of five trading entities - Trinity Biotech Manufacturing Limited, Trinity Biotech USA, Trinity Biotech Inc, MarDx Diagnostics Inc and Trinity Biotech GmbH which are engaged in the manufacture and sale of diagnostic test kits, and a share of the loss of the associate undertaking, HiberGen. This discussion covers the years ended December 31, 2001, December 31, 2000 and December 31, 1999 and should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with Irish GAAP which differs from US GAAP as indicated in Note 29 to the Consolidated Financial Statements.

Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Ireland ("Irish GAAP"). The preparation of these financial statements requires us to make estimates and judgements that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, we evaluate our estimates, including those related to intangible assets, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the critical accounting policies described below reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Research and development expenditure
Under Irish GAAP, we write-off research and development expenditure as incurred, with the exception of expenditure on projects whose outcome has been assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues. Such expenditure is capitalized at cost within intangible assets and amortized over 10 years.

Factors which impact our judgement to capitalize certain research and development expenditure include the degree of regulatory approval for products and the results of any market research to determine the likely future commercial success of products being developed. We review these factors each year to determine whether our previous estimates as to feasibility, viability and recovery should be changed.

Under US GAAP, we write off all research and development costs as incurred.

Impairment of intangible assets
We assess the impairment of identifiable intangibles and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Factors considered important, which could trigger an impairment review, include the following:

     o significant underperformance relative to expected historical or projected future operating results;
     o significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
     o    obsolescence of products whose development costs we have capitalized;
     o significant decline in our stock price for a sustained period; and our market capitalization relative to net book value.

When we determine that the carrying value of intangibles, long-lived assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on our estimates of projected net discounted cash flows expected to result from that asset, including eventual disposition. Our estimated impairment could prove insufficient if our analysis overestimated the cash flows or conditions change in the future.

Under US GAAP, following our adoption of SFAS 142 and SFAS 144 on January 1, 2002, we have ceased to amortize goodwill. In lieu of amortization, we are required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter.

Allowance for slow-moving and obsolete inventory
We evaluate the reliability of our inventory on a case-by-case basis and make adjustments to our inventory reserve based on our estimates of expected losses. We write off any inventory that is approaching its "use-by" date. We also consider recent trends in revenues for various inventory items and instances where the realizable value of inventory is likely to be less than its carrying value.

Deferred Tax
FRS 19, Deferred Tax, issued in December 2000, is effective for accounting periods ending on or after January 23, 2002. The standard requires full provision to be made for deferred tax assets and liabilities arising from most types of timing difference. FRS 19 is expected to result in an increase in the Group's effective tax rate under Irish GAAP.

Impairment or disposal of long-lived assets
In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt SFAS 144 as of January 1, 2002 and it has not determined the effect, if any, the adoption of SFAS 144 will have on the Company's financial position and results of operations.

Results of Operations
Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000
-------------------------------------------------------------------------
Trinity's consolidated revenues for the year ended December 31, 2001 were US$37,064,573 compared to consolidated revenues of US$29,742,942 for the year ended December 31, 2000. The growth in revenues of 25% was attributable to both organic and acquisition-led growth.

The gross margin for the year ended December 31, 2001 was 51% compared to 48% for the year ended December 31, 2000. This improvement was due to both a better mix of sales during the year and the increased level of higher margin sales arising from the US acquisitions completed during 2000.

Net interest increased to US$329,919 in 2001 compared to US$238,696 in 2000. The increased level of interest reflects the Company's higher level of net debt during the year.

Normal administrative expenses for the year ended December 31, 2001 amounted to $10,307,812 compared to $5,157,504 for the year ended December 31, 2000. This significant increase reflects the costs incurred in these areas by the companies acquired in 2000 and 2001 plus the direct sales investment in Germany and the USA. Amortisation increased to US$1,829,135 compared to US$1,303,290 in 2000 as a result of the commencement of amortisation on certain product lines and the new acquisitions. An exceptional administrative expense of US$3,650,000 was recognised in the figures for 2001. Of this charge US$2,850,000 relates to commitments made on the acquisition of the assets and goodwill of the Biopool hemostasis business on December 21, 2001 primarily to make payments to employees for redundancy, and plant closure costs, including commitments for onerous leasing arrangements. The balance of the exceptional charge of US$800,000 relates to the acquisition of Bartels Inc on December 8, 2000. This charge comprised payments to employees so as to ensure the effective transfer of the business from Seattle to other facilities. The restructuring programme at Bartels was implemented during the first two quarters of 2001 and the Seattle facility was closed on June 8, 2001.

A tax charge of US$206,000 was incurred in the year which reflects the movement of the Company into a tax paying position as net operating losses carried forward are offset by profits.

As a result of the above, profit after tax amounted to US$5,099,348 (before exceptionals) compared to US$6,110,465 (before exceptionals) in 2000. Profit after tax and exceptionals in 2001 amounted to US$1,449,348 compared to US$4,823,465 in 2000.

Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999
-------------------------------------------------------------------------
For the year ended December 31, 2000 Trinity's consolidated revenues rose 14% to US$29,742,942 compared to US$26,104,623 in 1999. The increase in revenues was due primarily to the acquisitions of MarDx and Bartels during the year.

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

Normal administrative expenses for the year ended December 31, 2000 amounted to $5,157,504 compared to $3,969,235 for the year ended December 31, 1999. This increase reflects the costs incurred in these areas by the companies acquired in 2000 plus an increased investment in the sales and marketing area throughout the Company. Amortisation increased to US$1,303,290 compared to US$896,913 in 1999 as a result of a realignment of the Company's amortisation policy combined with the commencement of amortisation on certain product lines and the new acquisitions. An exceptional administrative expense of US$1,287,000 was recognised in the figures for 2000. This charge related to the costs associated with the closure of Bartels' Seattle factory and the transfer of production to the Carlsbad, Jamestown and Irish factories.

A tax charge of US$123,800 was incurred in the year (1999 : Nil) which reflected the movement of the Company for the first time into a tax paying position as net operating losses carried forward were offset by profits.

As a result of the above, profit after tax rose 35% to US$6,110,465 (before exceptionals) compared to US$4,511,369 (before exceptionals) in 1999. Profit after tax and exceptionals in 2000 was US$4,823,465 compared to US$4,915,697 in 1999.

Liquidity and Capital Resources
On December 25, 1999, the Company completed a private placement of (i) US$3,500,000 principal amount of 7.5% Convertible Debentures (the "Second
Debentures") and (ii) 483,701 warrants to purchase `A' Ordinary Shares of the Company (the "Second Warrants"), which resulted in aggregate gross proceeds to the Company of US$3,500,000. The Second Debentures bear interest at the rate of 7.5% per annum, payable quarterly. US$2,500,000 of the principal amount originally matured on December 18, 2001 with the remaining US$1,000,000 maturing on December 18, 2002. The Second Debentures are convertible into `A' Ordinary Shares of the Company at a price of US$1.80. During 2000, US$1,875,000 of the US$3,500,000 principal amount of the Second Debentures was converted into 1,041,667 Class `A' Ordinary Shares of the Company. During 2001, US$625,000 of the remaining balance of the Second Debentures was redeemed.

In relation to the Second Warrants, 333,701 are each exercisable to purchase one `A' Ordinary Share of the Company at US$1.74 per share and the remaining 150,000 are each exercisable to purchase one `A' Ordinary Share of the Company at US$1.80 per share. 100,000 of these warrants were exercised to purchase `A' Ordinary Shares in the Company in 2000. The balance of these warrants expired unexercised on June 25, 2002.

In May 1999 the Company obtained a secondary listing on the Irish Stock Exchange and in April 2000 raised US$13,400,000 by the issue of 4,000,000 Class `A' Ordinary Shares to a cross section of US, UK and Irish investment institutions.

In March 2000 Trinity paid US$4,208,279 for 100% of the share capital of MarDx. This acquisition was funded through the issuance of shares to the value of US$2,163,287 and cash of US$2,044,992. In October 2000, the Company acquired 33% of the share capital of HiberGen for a consideration of US$1,371,642 which was satisfied by cash of US$1,185,197 and shares to the value of US$186,445. In July 2001, the Company subscribed for a further 300,000 Ordinary Shares in HiberGen, increasing its shareholding to 40% at a cost of US$309,399. In December 2000, the assets and goodwill of Bartels Inc were acquired for a consideration of US$9,463,974 which was satisfied with shares to the value of US$3,190,000, a promissory note of US$350,000 and cash of US$5,923,974. The promissory note was settled in 2001.

In October 2001 Trinity purchased the Amerlex hormone business of Ortho Clinical Diagnostics for a total consideration of US$877,797. The consideration was satisfied in cash. In December 2001 the Company acquired the assets and goodwill of the Biopool hemostasis business for a total consideration of US$6,409,329, after costs, satisfied in cash and deferred consideration. The deferred consideration of US$2,591,500 is payable in three instalments of US$855,200, US$1,166,200 and US$570,100 on December 21, 2002, 2003 and 2004 respectively.
The deferred consideration is not conditional on any future event.

As at December 31, 2001 Trinity's consolidated cash and cash equivalents were US$5,281,976. This compares to cash and cash equivalents of US$4,275,595 at December 31, 2000. The increase is due to a cash inflow of US$5,630,748 from operations and the drawdown of banking facilities, offset by the redemption of convertible debentures, the repayment of bank borrowings and cash payments for the purchase of subsidiaries and fixed assets. This resulted in net cash inflows of US$1,006,381 during the year.

As at December 31, 2001 bank debt was US$8,437,406 and cash in hand was US$5,281,976. Trinity believes that, with further funds generated from operations, it will have sufficient funds to meet its capital commitments and continue operations for the foreseeable future. If operating margins on sales were to decline substantially or the Company was to make a large and unanticipated cash outlay, the Company would have further funding requirements. If this were the case, there can be no assurance that financing will be available at attractive terms, or at all. The Company believes that success in raising additional capital or obtaining profitability will be dependent on the viability of its products and their success in the market place.

Impact of Inflation
Although Trinity's operations are influenced by general economic trends, Trinity does not believe that inflation had a material effect on its operations for the periods presented. Management believes, however, that continuing national wage inflation in Ireland and the impact of inflation on costs generally will result in a sizeable increase in the Irish facility's operating costs in 2002.

Impact of Currency Fluctuation
Trinity's revenue and expenses are affected by fluctuations in currency exchange rates especially the exchange rate between the US Dollar and the Euro. Trinity's revenues are primarily denominated in US Dollars, its expenses are incurred principally in Euros and US Dollars. The revenues and costs incurred by US subsidiaries are denominated in US Dollars.

Trinity holds most of its cash assets in US dollars. As Trinity reports in US Dollars, fluctuations in exchange rates do not result in exchange differences on these cash assets.

Exchange Rates
Fluctuations in the exchange rate between the Euro (as part of the European Monetary System) and the US dollar may impact on the Company's Euro monetary assets and liabilities and on Euro expenses and consequently the Company's earnings.

Research and Products Under Development

History
-------
Trinity has invested considerable funds in research and development over the past number of years. It has developed a platform technology for its rapid UniGoldTM tests and, arising from this, the Company has focused on developing rapid tests for certain infectious diseases utilising this platform. The following tests have already been successfully developed:

Hepatitis B
HIV(Peptide and recombinant protein formats)
H. pylori
Malaria
Strep A (CLIA Waivable)

A research project is presently underway to develop a rapid test for influenza A and B using the UniGoldTM technology.

The Company has also developed numerous tests utilising the microtitre well format platform technology for its laboratory-based business. For example, the Company has developed EIA plate tests for Adenovirus, Rotavirus, C. difficile,

Cryptosporidium and Mycoplasma. Many of Trinity's EIA plate products are undergoing re-optimisation in order to make them compatible with automated assay processing systems.

Development Groups
------------------
The Company has four research and development groups focusing separately on microtitre based tests, rapid tests, western blot products and immunofluorescent assays. These groups are located in Dublin and the USA. The Company sub-contracts some research and development to independent researchers based in the USA. In addition, the Company sponsors various projects in universities in Ireland, the UK and the USA. Each of these research and development groups is currently involved in the following projects:

Microtitre Plate Development Group
----------------------------------

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

Redevelopment of the Captia Products
The Syphillis IgG product is currently undergoing re-optimisation in order to make these kits more user friendly and compatible with automated assay systems. These re-optimisations include the introduction of a one step tracer, the addition of a stop solution and including a stable one component, ready to use substrate.

Recombigen HIV
This microtitre plate test is currently being re-developed and will be re-launched as a 4th generation CE marked product. This involves utilising recombinant proteins for HIV 1 and HIV 2 together with a synthetic peptide for detecting HIV O. The changes will allow the Company to be more competitive in the marketplace as well as having a product that is suitable for automation.

Rapid Development Group
-----------------------

Development of Recombinant HIV UniGoldTM Test
This represents a modification of Trinity's UniGold HIV Test using recombinant proteins as opposed to peptides for the test. These recombinant proteins are manufactured by Trinity and allow the UniGoldTM HIV Test to be produced in a more cost-effective manner. Extensive internal and external testing in sites of intended use is taking place at present.

CLIA Waived  Strep A test
Trinity has already developed a rapid Strep A test for the doctor's office market. However, smaller doctors' practices are not entitled to use the test as it is considered to be moderately complex under the CLIA regulations. Trinity has developed a simpler form of the test, which will enable it to be sold to doctors' offices in the USA. The worldwide market for this Strep A test was 90 million tests in 1998, of which 40 million tests were in the USA. This product has been 510(k) approved and the objective is to achieve the CLIA waiver.

Western Blot Development Group
------------------------------

European Lyme IgG and IgM Western Blots
Development has been completed on two new western blots that have been designed specifically for the detection of European Lyme. Both products are in pilot production and on completion of this phase of the project extensive trials will be performed in order to ensure compliance with CE requirements.

HIV 1 / 2 Western Blot
Trinity has developed a western blot test for detecting antibodies to HIV 1 and HIV 2 that is presently undergoing clinical trials in Africa and the USA. The objective is to have this product available for sale outside the USA by June 2002.

Immunofluorescent Assay Development Group
-----------------------------------------

The development department in Trinity has recently been expanded to include a group that will work exclusively on redesigning various immunofluorescent assays from indirect assays to direct assays. This redevelopment will make the products more user friendly and reduce assay time.

For the 12 months ended December 31, 2001 the Company spent US$2,779,729 on research and development. This expenditure is broken down into salary costs, reagents, consultancy fees and other related costs. The comparable net expenditure in 2000 and 1999 was US$2,681,220 and US$2,448,372 respectively.

Trend Information
For information on trends in future operating expenses and capital resources, see "Results of Operations", "Liquidity and Capital Resources" and "Impact of Inflation" under Item 5.


Item 6                  Directors and Senior Management

Directors and Executive Officers

Name                   Age  Title

Ronan O'Caoimh         46   Chairman of the Board of Directors
                            Chief Executive Officer

Brendan K. Farrell     54   Director, President

James Walsh Ph.D.      43   Director, Chief Operating Officer

Maurice Hickey         41   Director, Chief Financial Officer, Company Secretary

Denis R. Burger, Ph.D. 58   Non Executive Director

Peter Coyne            43   Non Executive Director

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

Brendan Farrell, President, joined Trinity in July 1994. He was previously Marketing Director of B.M. Browne Limited, a company involved in the marketing and distribution of medical and diagnostic products. Prior to that he was Chief Executive of Noctech Limited, an Irish based diagnostics company, following six years with Baxter Healthcare where he was Director of European Business Development. Mr. Farrell has a Masters degree in Biochemistry from University College, Cork.

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

Denis Burger, Ph.D., non-executive director, was Chairman of Trinity from June 1992 to May 1995 and is currently a non-executive director. Dr. Burger is President, Chief Executive Officer and a director of AVI Biopharma Inc., an Oregon based biotechnology company. Dr. Burger is also a 50% partner in Sovereign Ventures, a healthcare consulting and funding firm based in Portland, Oregon. He was a co-founder and, from 1981 to 1990, Chairman of Epitope Inc. In addition, Dr. Burger has held a professorship in the Department of Microbiology and Immunology and Surgery (Surgical Oncology) at the Oregon Health Sciences University in Portland. Dr. Burger received his degree in Bacteriology and Immunology from the University of California in Berkeley in 1965 and his Master of Science and Ph.D. in 1969 in Microbiology and Immunology from the University of Arizona.

Peter Coyne, non-executive director, joined the board of Trinity in November 2001 as a non-executive director. Mr. Coyne is a director of AIB Corporate Finance, a subsidiary of AIB Group plc, the Irish banking group. He has extensive experience in advising public and private groups on all aspects of corporate strategy. Prior to joining AIB, Mr Coyne trained as a chartered accountant and was a senior manager in Arthur Andersen's Corporate Financial Services practice. Mr Coyne holds a Bachelor of Engineering degree from University College, Dublin and is a fellow of the Institute of Chartered Accountants in Ireland.

Mr. Coyne replaces Mr. Gregory Brown who following his move back to his native Australia announced his retirement from the board in October 2001.


                     Compensation of Directors and Officers

The remuneration committee is responsible for determining the remuneration of the executive directors. The basis for the executive directors' remuneration and level of annual bonuses is determined by the remuneration committee of the board. In all cases, performance bonuses and the granting of share options are subject to stringent performance criteria. The remuneration committee consists of Dr. Denis Burger, Mr. Peter Coyne and Mr. Ronan O'Caoimh. The aggregate compensation paid to the directors and executive officers of the company for the period ended December 31, 2001 totalled US$1,001,121. An amount of US$11,877 was paid to non-executive directors. These sums comprised all fees, salaries, other benefits and emoluments paid to directors and included an amount of US$59,157 paid on behalf of the executive directors into the Company pension plan.

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

In accordance with the Articles of Association of the Company, Dr. Denis Burger retired by rotation and, being eligible, has offered himself for re-election as a director at the next Annual General Meeting. Furthermore, Mr. Peter Coyne, who was co-opted to the board during the year and who retires in accordance with the Articles of Association, has presented himself for re-election as a director at the next Annual General Meeting.

The board has established audit and remuneration committees. The functions and membership of the remuneration committee is described above. The audit committee is responsible to the board for the review of internal controls. It also reviews the scope and results of the external audit and monitors the relationship with the external auditors. The audit committee comprises the two independent non-executive directors of the Company, Dr. Denis Burger (committee chairman) and Mr. Peter Coyne, and Mr. Maurice Hickey, Chief Financial Officer.

No director has a service contract with the Company.


                                    Employees

As of December 31, 2001 Trinity had 332 employees consisting of a research director and 27 research scientists and technicians, 234 manufacturing and quality assurance employees, and 70 finance, administration and marketing staff. Trinity's future hiring levels will depend on the growth of revenues.

The geographic spread of the Company's employees was as follows: 178 in Bray, Co. Wicklow, Ireland, 3 in Germany and 86 and 65 in Jamestown, New York and Carlsbad, California respectively.


                                Stock Option Plan

The board of directors has adopted the Employee Share Option Plan 2000 (the "Plan"), the purpose of which is to provide Trinity's employees, consultants, officers and directors with additional incentives to improve Trinity's ability to attract, retain and motivate individuals upon whom Trinity's sustained growth and financial success depends. The Plan is administered by a compensation committee designated by the board of directors. The aggregate maximum number of `A' Ordinary shares of Trinity available for awards under the Plan is 5,000,000 subject to adjustments to reflect changes in Trinity's capitalisation. Options under the Plan may be awarded only to employees, officers, directors and consultants of Trinity.

The exercise price of options is determined by the compensation committee. The term of an option will be determined by the compensation committee, provided that the term may not exceed seven years from the date of grant. All options will terminate 90 days after termination of the option holder's employment, service or consultancy with Trinity (or one year after such termination because of death or disability). Under certain circumstances involving a change in control of Trinity, the committee may accelerate the exercisability and termination of the options. As of April 30, 2002, 4,016,875 of the options outstanding were held by directors and officers of Trinity.

As of April 30, 2002 the following options were outstanding:

                              Number of `A' Ordinary Shares      Range of
                              Subject to Option                  Exercise Price
                                                                 per Share

Total Options Outstanding       7,361,428                        $0.81-$5.00

In addition, the Company granted warrants to purchase 890,405 Class 'A' Ordinary Shares at prices ranging from $1.50 to $2.75 to agents who were involved in the Company's Private Placements in 1994, 1995 and 1999 and the debenture issues in 1997 and 1999. A further warrant to purchase 100,000 Class `A' Ordinary Shares was granted to a consultant of the Company. As of April 30, 2002 there were warrants to purchase 503,525 Class `A' Ordinary Shares in the Company outstanding.

Item 7                       Major Shareholders and
                           Related Party Transactions

As of April 30, 2002 Trinity has outstanding 39,178,269 `A' Ordinary shares and 700,000 `B' Ordinary shares. Such totals exclude 7,864,953 shares issuable upon the exercise of outstanding options and warrants.

The following table sets forth, as of April 30, 2002, the Trinity `A' Ordinary Shares and `B' Ordinary Shares beneficially held by (i) each person known by Trinity to beneficially hold 5% or more of such shares, (ii) each director and officer of Trinity, and (iii) all officers and directors as a group. Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated. The Company is not controlled by another corporation or government.

                                   Number of                                  Number of
                                  A Ordinary                Percentage       B Ordinary        Percentage    Percentage
                                      Shares               Outstanding           Shares       Outstanding         Total
                                Beneficially                A Ordinary     Beneficially        B Ordinary        Voting
                                       Owned                    Shares            Owned            Shares         Power
                                       -----                    ------            -----            ------         -----
Ronan O'Caoimh                     1,882,766 (1)                4.6%                 0              0             4.4%

Brendan Farrell                    1,218,711 (2)                3.0%                 0              0             2.9%

Maurice Hickey                             0 (3)                0%                   0              0             0%

Jim Walsh                          1,099,616 (4)                2.7%                 0              0             2.6%

Denis R. Burger                      678,334 (5)                1.7%                 0              0             1.6%

Peter Coyne                                0 (6)                0%                   0              0             0

Potenza Investments, Inc                   0                    0              500,000 (7)         71.4%          2.4%
("Potenza")
Statenhof Building, Reaal 2A
23 50AA Leiderdorp, Netherlands

Officers and Directors
as a group (6 persons)             4,879,427(1)(2)(3)(4)(5)(6) 11.9%                 0              0            11.5%

(1)  Includes 512,111 shares issuable upon exercise of options.

(2)  Includes 711,876 shares issuable upon exercise of options.

(3)  None of options presently held vest

(4)  Includes 380,001 shares issuable upon exercise of options.

(5) Includes 50,000 of 100,000 owned by Sovereign Ventures, a general partnership owned 50% by Denis Burger which are included in the shares deemed owned by Dr. Burger, and 287,334 shares issuable upon exercise of options.

(6)  None of options presently held vest

(7) Includes shares beneficially owned by SRL (350,000 'B') and Brindisi Investments Inc. (150,000 'B'). SRL has advised Trinity that Potenza owns a majority of SRL's common stock. These `B' shares have two votes per share.

                           Related Party Transactions

The Company has entered into various arrangements with JRJ Investments ("JRJ"), a partnership owned by Mr. O'Caoimh and Dr. Walsh, directors of the Company, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. It has entered into an agreement with JRJ pursuant to which the Company has taken a lease of premises adjacent to the existing facility for a term of 20 years at a rent of (euro)7.62 per square foot ("the Current Extension"). The lease commenced on the newly completed 25,000 square foot building in July 2000. The Company also envisages that a further premises may potentially be required by it and, for that purpose, has entered into a four years eleven month lease at (euro)28,568 per annum over adjacent lands with JRJ. The Company has further entered into an option with JRJ exercisable for the next two years under which it may require JRJ to construct a further premises, as may be specified by the Company, on such lands. If this option is exercised, the Company will be obliged to take a 20 year lease (on terms similar to that for the Current Extension) in respect of such additional premises. Independent valuers have advised the Company that the rent fixed in respect of the Current Extension and the adjacent lands represents a fair market rent. The rent for any future property constructed will be set at the then open market value. The Company and its directors (excepting Mr. O'Caoimh, and Dr. Walsh who express no opinion on this point) believe that the arrangements entered into represent the most favourable basis on which the Company can meet its ongoing requirements for premises.


Item 8                         Financial Statements

                                Legal Proceedings

Dispute Regarding the Acquisition from Selfcare Inc.

In September 1998 Trinity acquired substantially all of the assets of Cambridge Diagnostics Ireland Limited ("CDIL") and the technical know-how of certain products from Selfcare Inc. and Cambridge Biotech Corporation ("CBC") (a subsidiary of bioMerieux). A manufacturing and distribution agreement was drawn up enabling Trinity to benefit from a HIV 2 licence originally granted to CBC by Sanofi Diagnostic Pasteur Inc. ("Pasteur") in exchange for a royalty of 6%.

After learning of the acquisition of CDIL's assets by Trinity, bioMerieux informed Selfcare Inc. and Trinity that in bioMerieux's view the transaction was unauthorised and that the licence rights granted to Trinity were invalid. bioMerieux further stated that it was concerned that Pasteur could revoke the HIV 2 licence granted to CBC as a result of the Trinity/Selfcare Inc. transaction. Management of Trinity believed that it properly acquired the assets of CDIL and was entitled to operate the business activities formerly conducted by CDIL under the HIV 2 licence extended to Cambridge Affiliate Corporation, a company 49% owned by Selfcare Inc. and 51% owned by CBC.

In January, 1999 bioMerieux, acting through CBC, sued Trinity and Selfcare Inc. in a US State Court seeking a Motion for Preliminary Injunction to prevent Trinity from selling any products formerly manufactured and distributed by CDIL. The Court denied bioMerieux's motion and the case proceeded in court.

The parties reached a settlement of all claims in November 2001, and filed with the court a Judgement by Consent, which the court thereafter approved. Under the Judgement by Consent, judgement entered against Selfcare and CDIL in the amount of US$500,000 and against Trinity in the amount of US$50,000. The parties also entered into a Sharing and Partial Indemnification Agreement, whereby Selfcare and CDIL agreed to bear additional costs of up to US$1,125,000, and Trinity agreed to bear additional costs of up to US$75,000 in the event that CBC incurred additional liability or losses as a result of the transactions that were the subject of the law suit.

In conjunction with this global settlement, Trinity and Selfcare entered into a settlement between themselves, whereby Selfcare paid Trinity US$1,500,000 and Trinity (i) conveyed to Selfcare its rights in an HIV I/II RTD product licence and (ii) agreed to supply certain antigens at cost for a ten-year period, pursuant to an Antigen Supply Agreement.

Item 9                         The Offer and Listing

Trinity's American Depository Receipts ("ADRs") are listed on the Nasdaq Small Cap Market under the symbol "TRIB". The Company's Class B Warrant (symbol "TRIZF"), expired on February 28, 1999. Each ADR represents one `A' Ordinary Share of the Company. The Company's `A' Ordinary Shares are also listed and trade on the Irish Stock Exchange. The Company's depository bank for the ADRs is The Bank of New York. On April 30, 2002, the reported closing sale price of the ADRs was US$1.51 per ADR. The following tables set forth the range of quoted high and low sale prices of Trinity's ADR, and Class B Warrants for (a) the years ended December 31, 1997, 1998, 1999, 2000 and 2001; (b) the quarters ended March 31, June 30, September 30 and December 31, 2000; March 31, June 30, September 30 and December 31, 2001, and the quarter ended March 31, 2002; and
(c) the months of November and December 2001, and January, February, March and April 2002 as reported on NASDAQ. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                  ADRs                        Class B
                            High         Low               High       Low
Year Ended December 31
1997                       $3 5/16      $1 1/4           $1 1/4     $ 1/2
1998                       $2 9/16      $  15/36         $  5/8     $ 9/32
1999                       $2 15/32     $1 5/32          $  1/8     $ 1/32
2000                       $7 19/32     $1 11/16
2001                       $3 7/32      $  31/32


                                             ADRs
                                       High         Low
2000
Quarter ended March 31                $7 19/32     $1 11/16

Quarter ended June 30                 $4 1/2       $2 1/2

Quarter ended September 30            $3 7/8       $2 15/32

Quarter ended December 31             $3 11/16     $2 1/32


2001
Quarter ended March 31                $3 7/32      $2

Quarter ended June 30                 $2 1/2       $1 2/3

Quarter ended September 30            $1 29/32     $3 1/32

Quarter ended December 31             $1 27/32     $1 1/5


2002
Quarter ended March 31                $1 7/8       $1 13/32


Month Ended
November 30, 2001                     $1 17/32     $1 15/32
December 31, 2001                     $1 9/16      $1 15/32
January 31, 2002                      $1 7/8       $1 1/2
February 28, 2002                     $1 25/32     $1 7/16
March 31, 2002                        $1 11/16     $1 13/32
April 30, 2002                        $1 5/8       $1 5/16

The approximate number of record holders of Trinity's ADRs amounts to 1,700, inclusive of those brokerage firms and/or clearing houses holding Trinity's securities for their clientele (with each such brokerage house and/or clearing house being considered as one holder).


Item 10                          Memorandum and
                             Articles of Association

Objects
The Company's objects, detailed in Clause 3 of its Memorandum of Association, are varied and wide ranging and include principally researching, manufacturing, buying, selling and distributing all kinds of patents, pharmaceutical, medicinal and diagnostic preparations, equipment, drugs and accessories. They also include the power to acquire shares or other interests or securities in other companies or businesses and to exercise all rights in relation thereto. The Company's registered number in Ireland is 183476.

Powers and Duties of Directors
A director may enter into a contract and be interested in any contract or proposed contract with the Company either as vendor, purchaser or otherwise and shall not be liable to account for any profit made by him resulting therefrom provided that he has first disclosed the nature of his interest in such a contract at a meeting of the board as required by Section 194 of the Irish Companies Act 1963. Generally, a director must not vote in respect of any contract or arrangement or any proposal in which he has a material interest
(otherwise than by virtue of his holding of shares or debentures or other securities in or through the Company). In addition, a director shall not be counted in the quorum at a meeting in relation to any resolution from which he is barred from voting.

A director is entitled to vote and be counted in the quorum in respect of certain arrangements in which he is interested (in the absence of some other material interest). These include the giving of a security or indemnity to him in respect of money lent or obligations incurred by him for the Company, the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company for which he has assumed responsibility, any proposal concerning an offer of shares or other securities in which he may be interested as a participant in the underwriting or sub-underwriting and any proposal concerning any other company in which he is interested provided he is not the holder of or beneficially interested in 1% or more of the issued shares of any class of share capital of such company or of voting rights.

The Board may exercise all the powers of the Company to borrow money but it is obliged to restrict these borrowings to ensure that the aggregate amount outstanding of all monies borrowed by the Company does not, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to two times the adjusted capital and reserves (both terms as defined in the Articles of Association). However, no lender or other person dealing with the Company shall be obliged to see or to inquire whether the limit imposed is observed and no debt incurred in excess of such limit will be invalid or ineffectual unless the lender has express notice at the time when the debt is incurred that the limit was or was to be exceeded.

Directors are not required to retire upon reaching any specific age and are not required to hold any shares in the capital of the Company. The Articles provide for retirement of the Directors by rotation.

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

Where a shareholder or person who appears to be interested in shares fails to comply with a request for information from the Company in relation to the capacity in which such shares or interest are held, who is interested in them or whether there are any voting arrangements, that shareholder or person may be disenfranchised and thereby restricted from transferring the shares and voting or receiving any sums in respect thereof (except in the case of a liquidation). In addition, if cheques in respect of the last three dividends paid to a shareholder remain uncashed, the Company is, subject to compliance with the procedure set out in the Articles of Association, entitled to sell the shares of that shareholder.

At a general meeting, on a show of hands, every member who is present in person or by proxy and entitled to vote shall have one vote (so, however, that no individual shall have more than one vote) and upon a poll, every member present in person or by proxy shall have one vote for every share carrying voting rights of which he is the holder. In the case of joint holders, the vote of the senior (being the first person named in the register of members in respect of the joint holding) who tendered a vote, whether in person or by proxy, shall be accepted to the exclusion of votes of the other joint holders.

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

The Company may, subject to the provisions of the Companies Acts, 1963 to 2001 of Ireland, issue any share on the terms that it is, or at the option of the Company is to be liable, to be redeemed on such terms and in such manner as the Company may determine by special resolution. Before recommending a dividend, the directors may reserve out of the profits of the Company such sums as they think proper which shall be applicable for any purpose to which the profits of the Company may properly be applied and, pending such application, may be either employed in the business of the Company or be invested in such investments (other than shares of the Company or of its holding company (if any)) as the directors may from time to time think fit.

Subject to any conditions of allotment, the directors may from time to time make calls on members in respect of monies unpaid on their shares. At least 14 days notice must be given of each call. A call shall be deemed to have been made at the time when the directors resolve to authorise such call.

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

Calling of AGM's and EGM's of Shareholders
The Company must hold a general meeting as its annual general meeting each year. Not more than 15 months can elapse between annual general meetings. The annual general meetings are held at such time and place as the directors determine and all other general meetings are called extraordinary general meetings. Every general meeting shall be held in Ireland unless all of the members entitled to attend and vote at it consent in writing to it being held elsewhere or a resolution providing that it be held elsewhere was passed at the preceeding Annual General Meeting. The directors may at any time call an extraordinary general meeting and such meetings may also be convened on such requisition, or in default may be convened by such requisitions, as is provided by the Companies Acts, 1963 to 2001 of Ireland. In the case of an annual general meeting or a meeting at which a special resolution is proposed, 21 clear days notice of the meeting is required and in any other case it is 7 clear days notice. Notice must be given in writing to all members and to the auditors and must state the details specified in the Articles of Association. A general meeting (other than one at which a special resolution is to be proposed) may be called on shorter notice subject to the agreement of the auditors and all members entitled to attend and vote at it. In certain circumstances provided in the Companies Acts, 1963 to 2001 of Ireland, extended notice is required. These include removal of a director. No business may be transacted at a general meeting unless a quorum is present. Five members present in person or by proxy (not being less than five individuals) representing not less than 40% of the ordinary shares shall be a quorum. The Company is not obliged to serve notices upon members who have addresses outside Ireland and the USA but otherwise there are no limitations in the Articles of Association or under Irish law restricting the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares in the Company.

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

Other Provisions of the Memorandum and Articles of Association
The Memorandum and Articles of Association do not contain any provisions:
     - which would have an effect of delaying, deferring or preventing a change in control of the Company and which would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries); or
     - governing the ownership threshold above which a shareholder ownership must be disclosed; or
     - imposing conditions governing changes in the capital which are more stringent than is required by Irish law.

The Company incorporates by reference all other information concerning its Memorandum and Articles of Association from the Registration Statement on Form F-1 on June 12, 1992.


                               Material Contracts

See Item 4 "History and Development of the Company" regarding acquisitions made by the Company.

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

Republic of Ireland Taxation
----------------------------

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

In addition, section 234 of the Taxes Consolidation Act, 1997 provides that a resident of Ireland shall be entitled to have any qualifying income from a qualifying patent disregarded for income taxation purposes. It should be noted that there are restrictions on the exemption where patent income is received from a connected party. A qualifying patent means a patent in respect of which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention which is the subject of the patent, was carried out in Ireland. Accordingly, Trinity or its subsidiaries' qualifying income from such qualifying patents is disregarded for corporation tax purposes in Ireland.

Any other taxable income will be taxed at the standard rates. The standard rate of corporation tax on trading income is currently 16 per cent. and on non-trading income is 25 per cent. The Finance Act, 1999 provides that the standard rate of corporation tax for trading income (with certain exceptions) is to be reduced to 12.5 per cent. for the year 2003 and subsequent years.

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

Irish Stamp Duty--Ordinary Shares
Irish stamp duty, which is a tax on certain documents, may be payable on all transfers of Trinity ordinary shares (other than between spouses) wherever the document of transfer is executed. Where the transfer is attributable to a sale, stamp duty will be charged at a rate of 1 per cent, rounded down to the nearest
(euro)1 (the ad valorem rate), of the amount or value of the purchase price or market value if higher. Where the consideration for the sale is expressed in a currency other than Euro, the duty will be charged on the Euro equivalent calculated at the rate of exchange prevailing at the date of the transfer. In the case of a transfer by way of gift (other than to a spouse, which is exempt) or for a consideration less than the market value of the ordinary shares transferred, stamp duty will be charged at the ad valorem rate on such market value.

Transfers of ordinary shares between associated companies will be relieved from stamp duty in Ireland provided certain conditions are met. Transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to his nominee), will generally be exempt from stamp duty if they contain the appropriate certificate, otherwise a flat rate of (euro)12.50 (the nominal rate) will apply.

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

Trinity uses a range of financial instruments (including cash, bank borrowings, convertible debentures and finance leases) to fund its operations. These instruments are used to manage the liquidity of the Company in a cost effective, low-risk manner. Working capital management is a key additional element in the effective management of overall liquidity. The Company does not trade in financial instruments or derivatives.

The main risks arising from the utilisation of these financial instruments are interest rate risk, liquidity risk and foreign exchange risk.

The Company's reported net income, net assets and gearing (net debt expressed as a percentage of shareholders' equity) are all affected by movements in foreign exchange rates.

The Group borrows in appropriate currencies at floating rates of interest. Year-end borrowings, net of cash, totalled US$4,375,840 (2000: US$1,660,595) at interest rates ranging from 4.52% to 7.50% and including US$1,309,607 of fixed rate debt at interest rates ranging from 5% to 7.50% (2000: US$1,625,000 at 7.50%). In broad terms, a one-percentage point increase in interest rates would increase the net interest charge by US$81,000.

Long-term borrowing requirements are met by funding in the USA and Ireland. Short-term borrowing requirements are primarily drawn under committed bank facilities. At the year-end, 38% of gross debt fell due for repayment within one year. The Company continues to comply with all of its borrowing covenants, none of which represents a restriction on funding or investment policy in the foreseeable future.

The vast bulk of the Company's activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Company's Euro expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, the Company pursues a formalised treasury policy which aims to sell US Dollars forward to match uncovered Euro expenses at exchange rates lower than budgeted exchange rates. With an increasing level of Euro denominated sales, the Company anticipates that, over the next three years, a higher proportion of its non-US Dollar expenses will be matched by non-US Dollar revenues.

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

The Company estimates that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Company is exposed, without making any allowance for the potential impact of such a rise on exchange rates, would be a reduction in profit before tax for 2001 of less than five per cent.

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

Maturity                                                                                After                 Fair
before December 31                2002       2003       2004       2005       2006       2006      Total     Value*
-------------------------------------------------------------------------------------------------------------------
US$000  (except percentages)
Long-term debt
Variable rate - US$000           2,601      1,696      1,405      1,377       1,209         60      8,348      8,348
  Average interest rate           5.1%       5.5%         5%         5%          5%       4.8%       5.1%

Fixed rate - US$000              1,030         57         45         45          46         87      1,310      1,310
  Average interest rate           7.5%       6.2%       6.5%       6.5%        6.5%          -       6.3%

*Represents the net present value of the expected cash flows discounted at current market rates of interest.

Exchange rate sensitivity

At year-end 2001, less than 1% of the Company's US$56,531,571 net worth (shareholders' equity) was denominated in currencies other than the US Dollar, principally the Euro.

A strengthening of the US Dollar by 10% against all the other currencies in which the Company operates would not materially reduce the Company's 2001 year-end net worth.

Item 12      Description of Securities Other than Equity Securities

Not Applicable


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

Item 18                        Financial Statements

                         REPORT OF INDEPENDENT AUDITORS





To:  The Board of Directors of Trinity Biotech plc

We have audited the consolidated balance sheets of Trinity Biotech plc as of December 31, 2001 and December 31, 2000 and the related consolidated statements of income, movement in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trinity Biotech plc at December 31, 2000 and December 31, 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the Republic of Ireland, which differ in certain respects from those followed in the United States (see note 29 of Notes to Consolidated Financial Statements).



                                                             /s/Ernst & Young
Dublin, Ireland                                              Ernst & Young
April 30, 2002                                               Registered Auditors

CONSOLIDATED BALANCE SHEETS
                                                               As at                   As at
                                                         December 31             December 31
                                                                2001                    2000
                                          Notes                  US$                     US$
ASSETS

Inventories                                   2           16,342,308              14,411,985
Accounts receivable and prepayments           3            7,684,575               7,970,487
Cash and cash equivalents                                  5,281,976               4,275,595
                                                            --------                --------
                                                          29,308,859              26,658,067

Intangible assets, net                        4           40,402,394              33,761,704
Property, plant & equipment, net              5            5,967,443               5,469,259
Financial assets                              6            1,350,517               1,341,642
                                                           ---------               ---------

TOTAL ASSETS                                              77,029,213              67,230,672
                                                          ----------              ----------


LIABILITIES & SHAREHOLDERS' EQUITY

Accounts payable and accrued expenses         7           12,692,405               9,921,598

Long term liabilities                         8            7,805,237               2,266,425


SHAREHOLDERS' EQUITY
Called up share capital
   Class 'A' Ordinary shares                 10              591,165                 590,552
   Class 'B' Ordinary shares                 10               12,255                  12,255
Share premium account                                     75,132,118              75,242,108
Currency adjustment                                       (5,054,186)             (5,203,137)
Profit and loss reserve                      12(a)       (14,459,727)            (15,909,075)
Minority Interest                            12(b)           309,946                 309,946
                                                             -------                --------
                                                          56,531,571              55,042,649
                                                          ----------              ----------
Total Liabilities and Shareholders' Equity                77,029,213              67,230,672
                                                          ----------              ----------

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

                                                                           Year ended December 31
                                                                       2001               2000                1999
                                                    Notes               US$                US$                 US$
Revenues
 - Continuing operations                                         36,662,278         25,017,178          26,104,623
 - Acquisitions                                        15           402,295          4,725,764                -
                                                                   --------           --------            --------
                                                       13        37,064,573         29,742,942          26,104,623

Cost of sales                                                   (18,146,765)       (15,401,257)        (14,521,619)
                                                                -----------        -----------         -----------
Gross profit                                                     18,917,808         14,341,685          11,583,004

Research & development expenses                                  (2,779,729)        (2,681,220)         (2,448,372)
Administrative expenses - normal
 - Continuing operations                                        (10,307,812)        (5,157,504)         (3,969,235)
 - Acquisitions                                                        -                    -                 -
                                                                -----------         ----------          ----------
                                                                (10,307,812)        (5,157,504)         (3,969,235)

Administrative expenses - exceptional                  16        (3,650,000)        (1,287,000)               -
                                                                 ----------         ----------           ---------

Operating profit
 - Continuing operations                                          4,989,119          3,969,890           5,165,397
 - Acquisitions                                                  (2,808,852)         1,246,071                -
                                                                 ----------          ---------           ---------
                                                       13         2,180,267          5,215,961           5,165,397

Share of operating loss in associate                               (195,000)           (30,000)               -

Net profit on disposal of assets                       17              -                  -              1,014,080
Write down of financial asset                           6              -                  -               (609,752)

Interest receivable and similar income                              142,364            466,151              69,284
Interest payable and similar charges                               (472,283)          (704,847)           (723,312)
                                                                  ---------          ---------           ---------
Profit on ordinary activities before taxation          14         1,655,348          4,947,265           4,915,697

Tax on profit on ordinary activities                   18          (206,000)          (123,800)               -
                                                                   --------           --------           ---------
Retained profit for the financial period                          1,449,348          4,823,465           4,915,697
                                                                  ---------          ---------           ---------
Basic earnings per ordinary share (US cents)           19            3.59               12.99               17.50

Diluted earnings per ordinary share (US cents)         19            3.73               12.20               17.00

Movements on reserves are shown in the "Consolidated Statements of Movement in Shareholders' Funds" on page 35.

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES
                                                                     December 31        December 31         December 31
                                                                            2001               2000                1999
                                                                             US$                US$                 US$
Profit for the financial period attributable to group shareholders
excluding share of loss in associate                                   1,644,348          4,853,465           4,915,697
Share of operating loss in associate                                    (195,000)           (30,000)               -
Currency adjustment                                                      148,951           (565,653)           (280,012)
                                                                         -------          ---------           ---------
Total recognised gains and losses for the period                       1,598,299          4,257,812           4,635,685
                                                                       ---------          ---------           ---------

See Notes to Consolidated Financial Statements

           CONSOLIDATED STATEMENTS OF MOVEMENT IN SHAREHOLDERS' EQUITY

                                                     Class 'A' Ordinary Shares Class 'B' Ordinary Shares
                                                                       Share                 Share
                                                                      capital               capital        Premium
                                                        Number of     US$0.0109 Number of   US$0.0109    in excess      Retained
                                                            shares      each     shares       each        of par   (deficit)/surplus
                                                                         US$                   US$          US$           US$
  Authorised                                            50,000,000     712,250    700,000      12,255
                                                        ----------     -------    -------     -------
  Issued:
  Balance as at December 31, 1998                       26,442,736     413,044    700,000      12,255     44,204,606  (3,871,554)
                                                        ----------     -------    -------     -------     ----------  ----------
  Class `A' shares issued for cash                       1,364,805      19,418       -           -         2,027,081        -
  Class `A' shares issued on conversion of debenture       498,291       7,098       -           -           492,902        -
  Options exercised                                        750,000      10,816       -           -         1,201,816        -
  Shares cancelled                                        (150,000)     (2,402)      -           -             2,402        -
  Share issue expenses                                        -           -          -           -           (64,946)       -
  Currency adjustment                                         -           -          -           -              -           -
  Minority interest in Benen Trading                          -           -          -           -              -           -
  Retained profit                                             -           -          -           -              -      4,915,697
                                                           -------     -------    -------     -------        -------   ---------
  Balance as at December 31, 1999                       28,905,832     447,974    700,000      12,255     47,863,861   1,044,143
                                                        ----------     -------    -------     -------     ----------   ---------
  Class `A' shares issued for cash                       4,239,198      59,755       -           -        13,825,122        -
  Class `A' shares issued on conversion of debenture     1,041,667      14,839       -           -         1,860,161        -
  Class `A' shares issued on exercise of warrant           100,000       1,425       -           -           178,576        -
  Options exercised                                      2,784,496      39,667       -           -         7,476,347        -
  Class `A' shares issued as consideration in
    business acquisition                                 1,834,431      26,131       -           -         5,327,156        -
  Class `A' shares issued for financial asset               67,872         761       -           -           185,684        -
  Share issue expenses                                        -           -          -           -        (1,474,799)       -
  Currency adjustment                                         -           -          -           -              -           -
  Minority interest in Benen Trading                          -           -          -           -              -           -
  Retained profit                                             -           -          -           -              -      4,823,465
                                                           -------     -------    -------     -------       --------   ---------
  Balance as at December 31, 2000                       38,973,496     590,552    700,000      12,255     75,242,108   5,867,608
                                                        ----------     -------    -------     -------     ----------   ---------
  Options exercised                                         43,250         613       -           -            73,531        -
  Share issue expenses                                        -           -          -           -          (183,521)       -
  Currency adjustment                                         -           -          -           -              -           -
  Retained profit                                             -           -          -           -              -      1,449,348
                                                           -------     -------    -------     -------       --------   ---------
  Balance as at December 31, 2001                       39,016,746     591,165    700,000      12,255     75,132,118   7,316,956
                                                        ----------     -------    -------     -------     ----------   ---------

                                                          Currency    Goodwill  Minority
                                                         adjustment    reserve  interest      Total
                                                            US$         US$        US$         US$
  Authorised
  Issued:
  Balance as at December 31, 1998                       (4,357,472)(21,776,683)       -    14,624,196
                                                        ---------- -----------   -------   ----------
  Class `A' shares issued for cash                          -           -            -      2,046,499
  Class `A' shares issued on conversion of debenture        -           -            -        500,000
  Options exercised                                         -           -            -      1,212,632
  Shares cancelled                                          -           -            -           -
  Share issue expenses                                      -           -            -        (64,946)
  Currency adjustment                                     (280,012)     -            -       (280,012)
  Minority interest in Benen Trading                        -           -         232,249     232,249
  Retained profit                                           -           -            -      4,915,697
                                                         -------     ---------    -------   ---------
  Balance as at December 31, 1999                       (4,637,484)(21,776,683)   232,249  23,186,315
                                                        ---------- -----------    -------  ----------
  Class `A' shares issued for cash                          -           -            -     13,884,877
  Class `A' shares issued on conversion of debenture        -           -            -      1,875,000
  Class `A' shares issued on exercise of warrant            -           -            -        180,001
  Options exercised                                         -           -            -      7,516,014
  Class `A' shares issued as consideration in
    business acquisition                                    -           -            -      5,353,287
  Class `A' shares issued for financial asset               -           -            -        186,445
  Share issue expenses                                      -           -            -     (1,474,799)
  Currency adjustment                                     (565,653)     -            -       (565,653)
  Minority interest in Benen Trading                        -           -          77,697      77,697
  Retained profit                                           -           -            -      4,823,465
                                                         -------     -------      -------   ---------
  Balance as at December 31, 2000                       (5,203,137)(21,776,683)   309,946  55,042,649
                                                        ---------- -----------    -------  ----------
  Options exercised                                         -           -            -        74,144
  Share issue expenses                                      -           -            -      (183,521)
  Currency adjustment                                      148,951      -            -       148,951
  Retained profit                                           -           -            -     1,449,348
                                                         ---------   -------      -------  ---------
  Balance as at December 31, 2001                       (5,054,186)(21,776,683)   309,946 56,531,571
                                                        ---------- -----------    ------- ----------

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
                                                                                Year ended December 31
                                                                            2001               2000                1999
                                                          Notes              US$                US$                 US$
Net cash inflow from operating activities                   21         5,630,748          3,224,126           4,475,552
                                                                       ---------           --------           ---------
Returns on investments and servicing of finance
Interest received                                                        142,364            466,149              69,284
Interest paid                                                           (369,312)          (663,466)           (638,455)
Finance interest paid                                                    (23,424)           (41,381)            (84,857)
                                                                         --------           --------            --------
Net cash outflow from returns on investments and
  servicing of finance                                                  (250,372)          (238,698)           (654,028)
                                                                        ---------          ---------           ---------
Taxation
Taxation (paid)/refund                                                  (319,510)            36,000               -
                                                                         -------             ------             -------
Capital expenditure and financial investment
Purchase of tangible fixed assets                           20        (1,343,370)        (1,173,921)         (1,445,728)
Purchase of intangible fixed assets                                     (986,502)        (1,360,032)            (60,219)
Sale of tangible fixed assets                                               -                  -              5,783,902
                                                                         -------            -------           ---------
Net cash (outflow)/inflow from investing activities                   (2,329,872)        (2,533,953)          4,277,955
                                                                      -----------        -----------          ---------

Acquisitions and disposals
Acquisition of subsidiary undertakings                                (4,777,388)        (7,822,352)         (2,769,835)
Purchase of associate undertaking                                       (309,399)        (1,185,197)               -
Deferred consideration paid                                                 -            (4,096,006)         (7,205,259)
Deferred set up costs                                                       -                  -               (536,000)
                                                                         -------            -------              ------
Net cash outflow for acquisitions and disposals                       (5,086,787)       (13,103,555)        (10,511,094)
                                                                      -----------       ------------        ------------

Net cash outflow before use of liquid resources
  and financing                                                       (2,355,793)       (12,616,080)         (2,411,615)
                                                                      -----------       ------------         -----------

Management of liquid resources                             20         (2,373,316)            77,815            (271,912)

Financing
Loan from unconnected third party                                        (73,336)        (1,071,014)           (947,225)
Issue of shares                                                           74,144         21,580,892           3,311,136
Expenses paid in respect of share issues                                (183,521)        (1,474,799)            (64,946)
Capital element of finance lease payments                               (310,076)          (291,838)           (203,164)
Increase/(decrease) in long term debt                                  4,829,963         (4,916,009)         (1,483,823)
(Decrease) in promissory note                                           (350,000)              -                   -
(Redemption)/Issue of 7.5% convertible debenture                        (625,000)              -              3,500,000
                                                                        --------            -------           ---------
Net cash inflow from financing                                         3,362,174         13,827,232           4,111,978
                                                                       ---------         ----------            --------

(Decrease)/increase in cash                                           (1,366,935)         1,288,967           1,428,451
                                                                      -----------         ---------           ---------

Reconciliation of net cash flow to movement in net debt
(Decrease)/increase in cash in the year                               (1,366,935)         1,288,967           1,428,451
(Increase)/decrease in long term debt                                 (4,829,963)         4,916,009           1,483,823
Redemption/(issue) of convertible debentures                             625,000               -             (3,500,000)
Long term debt acquired                                                     -            (1,300,000)               -
Increase/(decrease) in liquid resources                                2,373,316            (77,815)            271,912
Capital element of finance leases repaid                                 310,076            291,838             203,164
                                                                         -------            -------              ------

Change in net debt resulting from cash flows                          (2,888,506)         5,118,999            (112,650)
                                                                      -----------         ---------            ---------

New finance leases                                                          -              (175,659)           (472,132)
Conversion of debentures                                                    -             1,875,000             447,994
Promissory notes paid/(issued)                                           350,000           (350,000)                -
Translation difference                                                      -                  -                 45,380
                                                                         -------            -------              ------
Movement in net debt in the year                                      (2,538,506)         6,468,340             (91,408)
Net debt at January 1                                                 (1,843,787)        (8,312,127)         (8,220,719)
                                                                      -----------        -----------         -----------
Net debt at December 31                                    22         (4,382,293)        (1,843,787)         (8,312,127)
                                                                      -----------        -----------         -----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001

1.   ACCOUNTING POLICIES
     The financial statements have been prepared in United States Dollars under the historical cost convention and are in accordance with generally accepted accounting principles in Ireland. The principal accounting policies adopted by Trinity Biotech plc and its subsidiaries ("the Group") are as follows:

(a)  Basis of Consolidation
     The consolidated financial statements include the financial statements of Trinity Biotech plc ("Trinity" and/or "the Company") and its subsidiary undertakings made up to the end of the financial year. Where a subsidiary undertaking is acquired during the financial year the Group financial statements include the attributable results from the date of acquisition up to the end of the financial year. All inter-company transactions and balances have been eliminated in the preparation of these consolidated financial statements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

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

(o)  Companies Acts, 1963 to 1999
     The  financial  information  relating  to the  Company  and its  subsidiary
     undertakings   included  in  this  document  does  not  comprise  statutory financial statements as referred to in Section 19 of the Companies (Amendment) Act, 1986, copies of which are required by that Act to be annexed to the Company's annual return lodged with the Registrar of Companies. The auditors have made reports without qualification under
     Section 163 of the Companies Act, 1963 in respect of all such financial statements. Copies of statutory financial statements of Trinity Biotech plc for years up to and including the year ended December 31, 2000 have been so annexed to the relevant annual returns.

(p)  Cost of Sales
     Cost of sales comprises the product cost including shipping, handling and packaging costs.

(q)  Provision for Bad Debts
     The Group sells its products to companies in various markets throughout the world. The Group maintains reserves for potential credit losses. To date such losses have been within management's expectations. The Group had an allowance for doubtful accounts of approximately US$30,000, US$31,850 and US$88,822 as at December 31, 2001, 2000 and 1999 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

1.   ACCOUNTING POLICIES (Continued)

(r)  Financial instruments
     Financial instruments include (i) borrowings, (ii) cash deposits and liquid resources and (iii) interest and forward contracts.

     Derivatives, principally interest and forward foreign exchange contracts, are used to manage the working capital requirements of the Group in a cost effective, low-risk manner. Working capital management is a key element in the effective management of overall liquidity.

     Where derivatives are used to hedge cross-currency cash flows arising from trading activities, the underlying transaction is recorded at the contract rate.

2.   INVENTORIES                  December 31                     December 31
                                         2001                            2000
                                          US$                             US$
         Raw materials              5,120,345                       5,460,122
         Work in progress           7,014,487                       7,558,858
         Finished goods             4,207,476                       1,393,005
                                    ---------                       ---------
                                   16,342,308                      14,411,985
                                   ----------                      ----------

     The replacement cost of inventory is not materially different from the cost stated above.

3.   ACCOUNTS RECEIVABLE AND PREPAYMENTS

         (Amounts falling due within one year)    December 31       December 31
                                                         2001              2000
                                                          US$               US$
         Accounts receivable                        5,247,014         4,981,456
         Prepayments                                  973,135         1,508,048
         Value Added Tax                              155,858           126,951
         Called up share capital not paid             291,211           278,525
         Grants receivable                            290,389           520,721
         Other receivables                            187,568           314,786
         Deferred tax asset (see note 9)              539,400           240,000
                                                      -------           -------
                                                    7,684,575         7,970,487
                                                    ---------         ---------

4.   INTANGIBLE ASSETS                            December 31       December 31
                                                         2001              2000
                                                          US$               US$
         Cost
         Patents and Licenses                       4,420,850         3,434,348
         Goodwill (see note 23)                    40,588,001        33,210,202
                                                   ----------        ----------
                                                   45,008,851        36,644,550
         Less Accumulated Amortisation             (4,606,457)       (2,882,846)
                                                    ---------         ---------
                                                   40,402,394        33,761,704
                                                   ----------        ----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

5.   PROPERTY PLANT AND EQUIPMENT              December 31          December 31
                                                      2001                 2000
         Cost                                          US$                  US$
         Land & Buildings                        1,636,350            1,474,086
         Leasehold Improvements                    677,234              497,343
         Computer & Office Equipment             1,825,634            1,529,204
         Plant and Equipment                     7,221,485            6,516,700
                                                 ---------            ---------
                                                11,360,703           10,017,333
         Less Accumulated Depreciation          (5,393,260)          (4,548,074)
                                                 ---------            ---------
                                                 5,967,443            5,469,259
                                                 ---------            ---------

     A mortgage amounting to US$197,218 is secured by a charge over the plant in Jamestown, New York.

     Included in the net book value of tangible fixed assets is an amount for capitalised leased assets of US$826,127 (2000: US$937,639). The depreciation charge in respect of capitalised leased assets for the year ended December 31, 2001 was US$111,512 (2000:US$96,924).

6.   FINANCIAL ASSETS                    December 31   December 31  December 31
                                                2001          2000         1999
                                                 US$           US$          US$

   Unlisted investment in CLI Oncology          -             -         609,752
   Provision for diminution in value            -             -        (609,752)
   Investment in associate (see below)     1,350,517     1,341,642         -
                                           ---------     ---------     --------
                                           1,350,517     1,341,642         -
                                           ---------     ---------     --------

     Due to the uncertainty as to the recoverability of the unlisted investment in CLI Oncology, the Company has provided against the carrying amount in full.

     On October 2, 2000, the Company acquired 33% of the share capital of HiberGen Limited for a total consideration of US$1,371,642. On July 2, 2001 the Company subscribed for a further 300,000 Ordinary Shares of IR(pound)0.01 each in HiberGen Limited, increasing its shareholding to 40%, at a cost of US$309,399.

     The carrying amount of the investment in the associate is split as follows:

                                                    December 31     December 31
                                                           2001            2000
                                                            US$             US$

Share of net assets of associate on acquisition          71,883         (28,891)
Goodwill arising on acquisition                       1,609,158       1,400,533
Amortisation charge                                    (105,524)           -
Share of operating loss in associate                   (225,000)        (30,000)
                                                       --------       ---------
                                                      1,350,517       1,341,642
                                                      ---------       ---------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

7.   ACCOUNTS PAYABLE AND ACCRUED EXPENSES                   December 31        December 31
     (Amounts falling due within one year)                          2001               2000
                                                                     US$                US$
     Accounts payable                                          1,713,775          1,488,665
     Income tax deducted under PAYE                               57,441             56,763
     Employee related social insurance                            56,539             43,296
     Corporate income taxes                                      427,690            364,000
     Deferred tax liability                                      122,000               -
     Accrued liabilities                                       2,385,205          2,201,087
     Accrued exceptional charges                               2,850,000          1,222,203
     Accrued royalties                                           408,812            398,880
     Obligations under finance leases                            185,575            303,772
     Loan from unconnected third party - current portion         220,411            293,747
     Long term debt - current portion                          2,409,757          2,574,185
     Deferred consideration - current portion                    855,200                -
     Promissory note                                                -               350,000
     7.5% convertible debenture (see note 8)                   1,000,000            625,000
                                                               ---------            -------
                                                              12,692,405          9,921,598
                                                              ----------          ---------

     In December 2001, the Company acquired the assets and goodwill of the Biopool hemostasis business. Under the terms of the purchase agreement US$2,591,500 of the total consideration of US$6,409,329 has been deferred. The deferred consideration of US$2,591,500 is payable in three instalments of US$855,200, US$1,166,200 and US$570,100 on December 21, 2002, 2003 and
     2004 respectively. At December 31, 2001 US$855,200 is included in current liabilities under deferred consideration.

     As at December 31, 2001 the undrawn portion of existing banking facilities amounted to US$1,900,000.

8.   LONG TERM LIABILITIES                             December 31   December 31
     (Amounts falling due after more than one year)           2001          2000
                                                               US$           US$
     7.5% convertible debenture                               -        1,000,000
     Bank loans (secured, see note 24(i))                6,027,649     1,033,258
     Deferred consideration                              1,736,300          -
     Lease creditors                                        41,288       233,167
                                                            ------       -------
                                                         7,805,237     2,266,425
                                                         ---------     ---------

     The age profile of the Group's long-term debt, excluding obligations under finance leases, is as follows:

                                                       December 31   December 31
                                                              2001          2000
                                                               US$           US$
     In more than one year, but not more than two        2,919,734     1,737,049
     In more than two years, but not more than three     2,019,898       276,914
     In more than three years, but not more than four    1,422,726        19,295
     In more than four years, but not more than five     1,254,776          -
     In more than five years                               146,815          -
                                                           -------       -------
                                                         7,763,949     2,033,258
                                                         ---------     ---------

     In December 1999, the Company completed a private placement of US$3,500,000 principal amount of 7.5% convertible debentures. The debentures bear interest at a rate of 7.5% per annum which is payable semi-annually. The debentures are convertible, at the option of the holder, into Class `A' Ordinary Shares of the Company at a price of US$1.80. During 2000, US$1,875,000 of the US$3,500,000 principal amount of the debenture was converted into 1,041,667 Class `A' Ordinary Shares of the Company. During 2001, US$625,000 of the remaining balance of the debenture was redeemed. The remaining balance of the principal amount matures in December 2002 (see note 7).

     As at December 31, 2001 payments falling due under finance leases of less than one year's duration amounted to US$185,575 (2000: US$303,772). As at December 31, 2001 obligations under finance leases of between two and five years' duration amounted to US$41,288 (2000: US$233,167). There were no payments falling due extending beyond five years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

9.   DEFERRED TAXATION                                     December 31        December 31
                                                                  2001               2000
                                                                   US$                US$
     At beginning of year                                     (240,000)              -
     Charge to profit and loss account (see note 18)           122,000             95,000
     Credit to profit and loss account (see note 18)          (299,000)          (335,000)
                                                               -------            -------
           At end of year (see note 18)                       (417,000)          (240,000)
                                                               -------            -------

     Deferred taxation represents the following:
     Capital allowances in excess of related depreciation      217,000             95,000
     Other timing differences                                 (634,000)          (335,000)
                                                               -------            -------
                                                              (417,000)          (240,000)
                                                               -------            -------

10.  CALLED UP SHARE CAPITAL (Refer to page 35)

(a) In May 1999 the Company obtained a secondary listing on the Irish Stock Exchange and in April 2000 raised US$13,400,000 by the issue of 4,000,000 Class `A' Ordinary Shares to a cross section of US, UK and Irish investment institutions.

(b) In December 1999, the Company completed a private placement of US$3,500,000 principal amount of 7.5% convertible debentures. During 2000, US$1,875,0000 of the US$3,500,000 principal amount of the debenture was converted into 1,041,667 Class `A' Ordinary Shares of the Company. During 2001, US$625,000 of the remaining balance of the debenture was redeemed.

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

(f)  The  AGM  held  on  May  28,   2001,   approved   a   resolution   for  the
     renominalisation of the Company's share capital from IR(pound)0.01 each to US$0.0109 each.

(g) Since its incorporation the Company has not declared or paid dividends on its `A' Ordinary Shares. The Company anticipates, for the foreseeable future, that it will retain any future earnings in order to fund its business operations. The Company does not, therefore, anticipate paying any cash or share dividends on its `A' Ordinary Shares in the foreseeable future.

     As provided in the Articles of Association of the Company, dividends or other distributions will be declared and paid in US Dollars.

11.  SHARE OPTIONS AND WARRANTS

     Under the terms of the Company's Employee Share Option Plan options to purchase 7,361,428 Class 'A' Ordinary Shares were outstanding at December 31, 2001. Under the plan, options are granted to officers, employees and consultants of the Group at the discretion of the remuneration committee of the board. In addition, the Company granted warrants to purchase 890,405 Class 'A' Ordinary Shares in the Company to agents of the Company who were involved in the Company's private placements in 1994 and 1995 and the debenture issues in 1997 and 1999. A further warrant to

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

11.  SHARE OPTIONS AND WARRANTS (Continued)

     purchase 100,000 Class 'A' Ordinary Shares was also granted to a consultant of the Company. At December 31, 2001 there were warrants to purchase 503,525 Class `A' Ordinary Shares in the Company outstanding. On February 28, 1999, the Company's Class `B' Warrants expired.

     The share options and warrants outstanding at December 31, 2001 were as follows:

                                            Options & Warrants          'A' Warrants               'B' Warrants
                                            Shares        Range           Shares       Range      Shares      Range
                                                            US$                          US$                    US$
     Outstanding
     January 1,1999                      3,546,830     0.81-5.00            -            -      1,279,151       3.00

     Granted                             2,188,358     1.13-2.75            -            -           -           -
     Exercised                            (750,000)    1.40-1.80            -            -           -           -
     Cancelled                            (100,716)    0.90-2.75            -            -     (1,279,151)     (3.00)
                                          --------     ---------       --------        ----    ----------       ----
     December 31, 1999                   4,884,472     0.81-5.00            -            -           -            -

     Granted                             4,112,194     1.75-4.00            -            -           -            -
     Exercised                          (2,884,496)    0.81-4.00            -            -           -            -
     Cancelled                            (243,467)    1.00-4.00            -            -           -            -
                                          --------     ---------       --------        ----    --------         ----
     December 31, 2000                   5,868,703     0.81-5.00            -            -           -            -

     Granted                             2,039,500     0.98-1.20            -            -           -            -
     Exercised                             (43,250)    1.00-2.00            -            -           -            -
                                          --------     ---------       --------        ----    --------         ----
     December 31, 2001                   7,864,953     0.81-5.00            -            -           -            -
                                         ---------     ---------       --------        ----    --------         ----

12.  PROFIT AND LOSS RESERVE/MINORITY INTEREST     December 31       December 31
(a)  Profit and loss reserve                              2001              2000
                                                           US$               US$

     Accumulated surplus                             7,316,956        5,867,608
     Goodwill reserve                              (21,776,683)     (21,776,683)
                                                    ----------       ----------
                                                   (14,459,727)     (15,909,075)
                                                    ----------       -----------

     Due to the adoption of Financial Reporting Standard No. 10 by the Company, the goodwill reserve is disclosed as part of the profit and loss reserve on the face of the balance sheet. This adoption does not affect the potential distributable reserves of the Company.

(b)  Minority interest                 December 31          December 31
                                              2001                 2000
                                               US$                  US$

     Minority interest                     309,946              309,946
                                           -------              -------

     In March 1998 Benen Trading Limited ("Benen") received an injection of funds under the Business Expansion Scheme. In order to present a true and fair view of the consolidated financial statements, the substance of this transaction, as distinct from its strict legal form, is considered in determining its true nature and the appropriate accounting treatment. In particular, the option which is incorporated within the transaction, and the most likely exercise of it, determine the substance of the transaction.

     In these circumstances it is considered that the injection of these funds is in the nature of quasi equity. The Group does have obligations to transfer economic benefits at the end of the investment period. This obligation is limited to a maximum of (euro)330,200 being (euro)1.32 per share. Accordingly, the Group has continued to consolidate Benen as a 100% subsidiary undertaking and the proceeds (after deducting share issue costs and expenses) of the investment have been credited to minority interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

13.  ANALYSIS OF REVENUE, OPERATING INCOME, MAJOR CUSTOMERS AND ASSETS

     a) The Group operates in one business segment, the market for diagnostic tests for a range of diseases and other medical conditions, and in three reportable segments, Ireland, the United States and the rest of Europe, which are based on a geographical split. The information presented below relates to these operating segments and is presented in a manner consistent with information presented to the Group's chief operating decision maker. The basis of accounting for each segment is the same basis as used in the preparation of the consolidated financial statements.

     b)   The distribution of revenue by geographical area was as follows:

                              December 31        December 31         December 31
                                     2001               2000                1999
                                      US$                US$                 US$

         Ireland               13,518,075         14,410,284          15,762,409
         United States         23,546,498         15,332,658          10,342,214
                               ----------         ----------          ----------
                               37,064,573         29,742,942          26,104,623
                               ----------         ----------          ----------

     c) The distribution of revenue by customers' geographical area was as follows:

                               December 31      December 31       December 31
                                      2001             2000              1999
                                       US$              US$               US$

         U.S.A.                 25,046,609       17,282,005        16,342,915
         Europe                  6,879,597        7,197,185         4,717,562
         Middle East/Africa      3,900,154        4,047,205         4,210,172
         Other overseas          1,238,213        1,216,547           833,974
                                ----------       ----------        ----------
                                37,064,573       29,742,942        26,104,623
                                ----------       ----------        ----------

     d) It is not deemed practical to present an analysis of revenue by major product group.

     e)   The distribution of intersegmental sales was as follows:

                                       December 31  December 31  December 31
                                              2001         2000         1999
                                               US$          US$          US$

     Ireland                            12,178,904   11,918,545    9,761,708
     Ireland - Intersegmental Sales     13,732,096   12,224,323   12,153,121
     United States                      23,546,498   15,332,659   10,342,214
     Less Intercompany Sales           (12,392,925)  (9,732,585)  (6,152,420)
                                        ----------    ---------    ---------
                                        37,064,573   29,742,942   26,104,623
                                        ----------   ----------   ----------

     Sales of product between companies in the Group are made on commercial terms (cost plus a mark-up) which reflect the nature of the relationship between the relevant companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

13.  ANALYSIS  OF  REVENUE,   OPERATING  INCOME,   MAJOR  CUSTOMERS  AND  ASSETS
     (Continued)

     f) The distribution of operating income by geographical area was as follows:

                              December 31        December 31         December 31
                                     2001               2000                1999
                                      US$                US$                 US$

     Ireland                     (179,902)         1,906,242           3,819,549
     United States              2,360,169          3,309,719           1,345,848
                                ---------          ---------           ---------
     Total operating income     2,180,267          5,215,961           5,165,397
                                ---------          ---------           ---------

     g) The distribution of consolidated total assets by geographical area was as follows:
                             December 31        December 31         December 31
                                    2001               2000                1999
                                     US$                US$                 US$

         Ireland              54,468,833         46,520,110          33,888,275
         Rest of Europe          206,900               -                   -
         United States        22,353,480         20,710,562          11,154,020
                              ----------         ----------          ----------
         Total assets         77,029,213         67,230,672          45,042,295
                              ----------         ----------          ----------

     h) The distribution of consolidated long-lived assets by geographical area was as follows:

                              December 31        December 31         December 31
                                     2001               2000                1999
                                      US$                US$                 US$

         Ireland               36,066,960         29,311,638          19,197,855
         Rest of Europe            55,665               -                   -
         United States         11,597,729         11,260,967           6,057,036
                               ----------         ----------          -- -------
         Total assets          47,720,354         40,572,605          25,254,891
                               ----------         ----------          ----------

     i) The concentrations of revenues to customers representing 10% or more of total revenues was as follows:

                                December 31      December 31       December 31
                                       2001             2000              1999
           Customer A                   27%              30%               44%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

13.  ANALYSIS  OF  REVENUE,   OPERATING  INCOME,   MAJOR  CUSTOMERS  AND  ASSETS
     (Continued)

     j) The distribution of depreciation and amortisation by geographical area was as follows:

                              December 31        December 31         December 31
                                     2001               2000                1999
                                      US$                US$                 US$

         Ireland                1,908,221          1,224,478           1,050,536
         Rest of Europe             2,655               -                   -
         United States            763,445            736,248             453,997
                                ---------          ---------           ---------
         Total assets           2,674,321          1,960,726           1,504,533
                                ---------          ---------           ---------

      k)  The distribution of unusual items by geographical area was as follows:

                                 December 31      December 31      December 31
                                        2001             2000             1999
                                         US$              US$              US$

         Ireland                        -                -           1,014,080
         United States            (3,650,000)      (1,287,000)        (609,752)
                                   ---------        ---------          -------
         Total unusual items      (3,650,000)      (1,287,000)         404,328
                                   ---------        ---------          -------

      l)  The analysis of interest by geographical area was as follows:

                                 December 31     December 31     December 31
                                        2001            2000            1999
                                         US$             US$             US$

         Ireland                    (244,759)       (305,569)       (501,746)
         United States              (227,524)       (399,278)       (221,566)
                                    --------        --------        --------
         Total unusual items        (472,283)       (704,847)       (723,312)
                                    --------        --------        --------

14.  PROFIT ON ORDINARY ACTIVITIES                         December 31   December 31     December 31
     BEFORE TAXATION                                              2001          2000            1999
                                                                   US$           US$             US$
     The profit on ordinary activities before
      taxation is stated after charging (crediting)
      Directors' emoluments
           Remuneration                                        953,841       949,116         742,307
           Pension                                              59,157        56,456          65,319
      Auditors' remuneration  -  audit                         109,631        84,000          70,000
                              -  non-audit                      85,746           -               -
      Depreciation                                             845,186       657,436         607,620
      Amortisation                                           1,829,135     1,303,290         896,913
      Operating lease rentals in respect of premises           942,495       773,837         121,274
      Research and development grants                             -          (18,467)       (126,387)
      Settlement of litigation (see note below)             (1,360,971)         -               -
      Transfer technology fee provision                        555,000          -               -
      Other non-recurring charges                              357,447          -               -
                                                               -------       -------         -------

     Trinity and Selfcare entered into a settlement whereby Selfcare paid Trinity US$1,500,000 and Trinity (i) conveyed to Selfcare its rights in an HIV I/II RTD product licence and (ii) agreed to supply certain antigens at cost for a ten-year period, pursuant to an Antigen Supply Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

15.  ACQUISITION OF BARTELS

     On December 8, 2000, the Group purchased the assets and goodwill of Bartels Inc, based in Seattle, Washington. As no audited financial statements were available for the acquired business in the period prior to the acquisition, the directors used the fair values established at the time of the acquisition to derive the following approximate results of the entity from the date of acquisition to December 31, 2000. The results of Bartels are incorporated into continuing operations in the year ended December 31, 2001.

                                    December 31
                                           2000
                                            US$
         Sales                          465,871
         Cost of sales                  (82,000)
                                        -------
                                        383,871
                                        -------

16.  ADMINISTRATIVE EXPENSES - EXCEPTIONAL ITEMS

     An exceptional charge of US$2,850,000 was incurred during the financial year relating to the acquisition of the assets and goodwill of the Biopool hemostasis business on December 21, 2001. The principal components of this charge were commitments on the acquisition of the assets and goodwill of the Biopool hemostasis business to make payments to employees.

     An exceptional charge of US$800,000 was also incurred during the financial year relating to the acquisition of Bartels Inc on December 8, 2000. This charge comprised payments to employees so as to ensure the effective transfer of the business from Seattle to Dublin. A similar exceptional charge of US$1,287,000 arose in 2000 relating to commitments on acquisition to make payments to employees.

                                      December 31     December 31    December 31
                                             2001            2000           1999
                                              US$             US$            US$
         Administrative expenses
         -Exceptional                   3,650,000       1,287,000            -
                                       ----------       ---------          -----

17.  NET PROFIT (LOSS) ON DISPOSAL OF ASSETS

     The net profit on disposal of assets of US$1,014,080 for the year ended December 31, 1999 is calculated as follows:

                                                               Land &
                                                            Buildings
                                                                  US$
         Disposal proceeds                                  5,783,902
         Fees and expenses                                   (550,873)
                                                              -------

         Net disposal proceeds                              5,233,029
         Net book value of assets disposed                 (4,218,949)
                                                            ---------

         Net profit on disposal of assets before taxation   1,014,080
         Taxation                                                  -
                                                            ---------

         Net profit on disposal of assets after taxation    1,014,080
                                                            ---------

     In December 1999, the Company entered into a sale and leaseback transaction for the disposal of its factory and offices at Bray, Co. Wicklow, Ireland. Under the terms of the transaction, the Company entered into a 20 year operating lease at an annual rent of (euro)392,337 (US$347,940).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

18.  INCOME TAXES

     (a) The charge for taxation based on the profit on ordinary activities, comprises:

                                               December 31         December31
                                                      2001               2000
                                                       US$                US$
              Corporate tax charge
              Ireland                             (190,000)           (53,800)
              United States                       (193,000)          (310,000)
                                                   -------            -------
                                                  (383,000)          (363,800)
                                                   -------            -------
              Deferred tax (charge)/credit
              Ireland                               (7,000)           (95,000)
              United States                        184,000            335,000
                                                   -------            -------
                                                   177,000            240,000
                                                   -------            -------
              Net taxation charge                 (206,000)          (123,800)
                                                   -------            -------

     (b) The distribution of profit on ordinary activities before taxes by geographical area was as follows:

                                          December 31        December 31     December 31
                                                 2001               2000            1999
                                                  US$                US$             US$

          Ireland                            (330,612)         2,036,824       3,967,248
          United States                     2,200,662          2,910,441         948,449
          Rest of Europe                     (214,702)              -               -
                                             --------           --------        --------
          Total profits before taxation     1,655,348          4,947,265       4,915,697
                                            ---------          ---------       ---------

     (c) The tax effects of temporary differences that give rise to significant portions of deferred tax assets relate principally to net operating losses. There was no valuation allowance for deferred tax assets at December 31, 2001 and 2000. The valuation allowance at December 31, 1999 was US$865,814.

     (d) At December 31, 2001, the Group had no Irish net operating losses (2000 : losses of approximately US$1,100,000). The utilisation of these net operating loss carryforwards was limited to offset against the future profits earned by the Group arising from the same trade and in the tax jurisdiction in which they arose.

          At December 31, 2001, the Group had U.S. net operating loss carryforwards of approximately US$1.9m for US federal income tax purposes, which will expire in 2008 if not previously utilised. Utilisation of the U.S. net operating loss carryforward may be subject to an annual limitation due to the change in ownership rules provided by the Internal Revenue Code of 1986. This limitation and other restrictions provided by the Internal Revenue Code of 1986 may reduce the net operating loss carryforward such that it would not be available to offset future taxable income of the U.S. subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

19.  EARNINGS PER ORDINARY SHARE
(a)  Basic earnings per ordinary share
     Earnings per ordinary share is computed by dividing the profit on ordinary activities after taxation of US$1,449,348 (December 31, 2000, US$4,823,465 and December 31, 1999, US$4,915,697) for the financial year by the weighted average number of ordinary shares in issue of 40,408,978 (December 31, 2000
     - 37,131,692 and December 31, 1999 - 28,158,184).

(b)  Diluted earnings per ordinary share
     Diluted earnings per ordinary share is computed by dividing the profit on ordinary activities after taxation of US$1,449,348 (December 31, 2000, US$4,823,465 and December 31, 1999, US$4,915,697) for the financial year, adjusted for debenture interest saving of US$117,894, by the diluted weighted average number of ordinary shares in issue of 41,994,219 (December 31, 2000, 40,540,494 and December 31, 1999, 28,990,725).

     The basic weighted average number of shares may be reconciled to the number used in the diluted earnings per ordinary share calculation as follows:

                                               December 31        December 31         December 31
                                                      2001               2000                1999

    Basic earnings per share denominator        40,408,978         37,131,692          28,158,184
    Issuable on exercise of options                711,952          2,506,024             832,541
    Issuable on conversion of debenture            873,289            902,778                 -
                                                   -------            -------                ----
    Diluted earnings per share denominator      41,994,219         40,540,494          28,990,725
                                                ----------         ----------          ----------

20.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                  December 31        December 31         December 31
                                                         2001               2000                1999
                                                          US$                US$                 US$
     (a)   Purchase of tangible fixed assets
             Additions to tangible fixed assets     1,343,370          1,349,580           1,917,860
             Less new finance leases                    -               (175,659)           (472,132)
                                                    ---------          ---------           ---------
                                                    1,343,370          1,173,921           1,445,728
                                                    ---------          ---------           ---------

     (b)   Management of liquid resources

     Cash flows from the use of liquid resources in 2001 arose from the movement of cash to fixed deposit accounts. Cashflows from the use of liquid resources in 2000 arose from the sale of equity investments of US$127,500, less the purchase of equity investments of US$49,685. Cashflows from the use of liquid resources in 1999 arose from the sale of equity investments of US$62,422, less the placing of US$334,334 cash on deposit.

     (c)   Impact of acquisitions on cash flow headings

     The operating results of the Amerlex hormone business of Ortho Clinical Diagnostics acquired on October 19, 2001 contributed US$41,148 to the net cash inflow from operating activities of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

21.  RECONCILIATION OF OPERATING                                 December 31        December 31         December 31
     PROFIT TO NET CASH INFLOW                                          2001               2000                1999
     FROM OPERATING ACTIVITIES                                           US$                US$                 US$
     Operating profit                                              2,180,267          5,215,961           5,165,397
     Depreciation and amortisation                                 2,674,321          1,960,726           1,504,533
     Disposal of investments                                            -               (37,465)            (62,422)
     Exceptional administrative expenses                           2,850,000          1,287,000                -
     Decrease/(increase) in debtors and prepayments                1,525,800          1,074,798            (490,758)
     Decrease in creditors                                        (1,818,268)        (1,209,806)         (2,105,989)
     (Increase)/decrease in inventory                             (1,930,323)        (4,501,435)            538,120
     Translation adjustments                                         148,951           (565,653)            (73,329)
                                                                   ---------           --------              ------

     Net cash inflow from operating activities                     5,630,748          3,224,126           4,475,552
                                                                   ---------          ---------           ---------

22.  ANALYSIS OF NET DEBT

                                December 31       Cashflow  Acquisitions/        Non-cash       Exchange    December 31
                                       2000                     disposals         changes      movements           2001
                                        US$            US$            US$             US$            US$            US$

     Cash                         3,381,779     (1,366,935)          -               -              -         2,014,844
     Liquid resources               893,816      2,373,316           -               -              -         3,267,132

                                  4,275,595      1,006,381           -               -              -         5,281,976
     Long term debt
        - current portion        (2,574,185)       164,428           -               -              -        (2,409,757)
     Long term debt              (1,033,258)    (4,994,391)          -               -              -        (6,027,649)
     Finance leases                (536,939)       310,076           -               -              -          (226,863)
     Convertible debentures      (1,625,000)       625,000           -               -              -        (1,000,000)
     Promissory note               (350,000)       350,000           -               -              -              -
                                    -------        -------        -------         -------        -------        -------
     Net debt                    (1,843,787)    (2,538,506)          -               -              -        (4,382,293)
                                  ---------      ---------        -------         -------        -------      ---------

                                December 31       Cashflow  Acquisitions/        Non-cash       Exchange    December 31
                                       1999                     disposals         changes      movements           2000
                                        US$            US$            US$             US$            US$            US$
     Cash                         2,092,812      1,288,967           -               -              -         3,381,779
     Liquid resources               971,631        (77,815)          -               -              -           893,816

                                  3,064,443      1,211,152           -               -              -         4,275,595
     Long term debt
        - current portion        (2,967,595)       737,160       (343,750)           -              -        (2,574,185)
     Long term debt              (4,255,857)     4,178,849       (956,250)           -              -        (1,033,258)
     Finance leases                (653,118)       291,838           -           (175,659)          -          (536,939)
     Convertible debentures      (3,500,000)          -              -          1,875,000           -        (1,625,000)
     Promissory note                   -              -              -           (350,000)          -          (350,000)
                                  ---------      ---------      ---------       ---------        -------      ---------
     Net debt                    (8,312,127)     6,418,999     (1,300,000)      1,349,341           -        (1,843,787)
                                 ----------      ---------     ----------       ---------        -------     ----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

22.  ANALYSIS OF NET DEBT (Continued)

                                December 31       Cashflow   Acquisitions        Non-cash       Exchange    December 31
                                       1998                                       changes      movements           1999
                                        US$            US$            US$             US$            US$            US$
     Cash                           664,361      1,428,451           -               -              -         2,092,812
     Liquid resources               699,719        334,334        (62,422)           -              -           971,631

                                  1,364,080      1,762,785        (62,422)           -              -         3,064,443
     Long term debt
        - current portion        (2,306,443)     1,186,446           -         (1,847,598)          -        (2,967,595)
     Long term debt              (6,400,832)       297,377           -          1,847,598           -        (4,255,857)
     Finance leases                (429,530)       203,164           -           (472,132)        45,380       (653,118)
     Convertible debentures        (447,994)    (3,500,000)          -            447,994           -        (3,500,000)
                                    -------     ----------        -------         -------         ------      ---------
     Net debt                    (8,220,719)       (50,228)       (62,422)        (24,138)        45,380     (8,312,127)
                                 ----------        -------        -------         -------         ------     ----------

23.  ACQUISITION OF BUSINESSES

     On October 19, 2001 the Group purchased the Amerlex hormone business of Ortho Clinical Diagnostics for a total consideration of US$877,797. The consideration was satisfied in cash. Acquisition expenses amounted to US$94,860. On December 21, 2001 the Group acquired the assets and goodwill of the Biopool hemostasis business for a total consideration of US$6,409,329 satisfied in cash and deferred consideration. The deferred consideration of US$2,591,500 is payable in three instalments of US$855,200, US$1,166,200 and US$570,100 on December 21, 2002, 2003 and 2004
     respectively. The deferred consideration is not conditional on any future event. Total acquisition expenses amounted to US$159,329.

                                        Ortho        Biopool          Total
                                          US$            US$            US$

     Working capital                     -          (136,000)      (136,000)
                                      -------      ---------      ---------
     Net assets/(liabilities) at
       fair value                        -          (136,000)      (136,000)
     Goodwill                         877,797      6,545,329      7,423,126
                                      -------      ---------      ---------
     Consideration                    877,797      6,409,329      7,287,126
                                      -------      ---------      ---------
     Satisfied by:
     Cash payments including costs    877,797      3,817,829      4,695,626
                                      -------      ---------      ---------
     Net cash outflow                 877,797      3,817,829      4,695,626
     Deferred consideration              -         2,591,500      2,591,500
                                      -------      ---------      ---------
    Consideration                     877,797      6,409,329      7,287,126
                                      -------      ---------      ---------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

23.  ACQUISITION OF BUSINESSES (Continued)

     Goodwill capitalised during the year in respect of acquired businesses amounted to US$7,423,126 and comprises:

                                                Fair
                               Book             Value            Fair
                             Values        Adjustment            Value     Consideration          Goodwill
                                US$               US$              US$               US$               US$
     Ortho
                               -                 -                -             (877,797)         (877,797)
                          ---------         ---------          -------          --------          --------
     Biopool
     Working capital      3,022,000        (3,158,000)*       (136,000)
                          ---------         ---------          -------         ---------         ---------
                          3,022,000        (3,158,000)        (136,000)       (6,409,329)       (6,545,329)
                          ---------        -----------        ---------        ---------         ---------
     Total                3,022,000        (3,158,000)        (136,000)       (7,287,126)       (7,423,126)
                          ---------        ----------         --------        ----------        ----------

     The book values of the assets and liabilities shown above have been taken from management accounts and other information of the acquired businesses at the dates of acquisitions.

     The fair value adjustments above principally arise for the following reasons:

     *Write-down of inventories and receivables following an assessment of the realisable value of inventories and the collectability of receivables.

     On February 29, 2000 the Group purchased Mardx Diagnostics Inc for a total consideration of US$4,208,279. The consideration was satisfied by cash and the issue of `A' Ordinary Shares. Acquisition expenses amounted to US$244,992. On December 8, 2000 the Group acquired the assets and goodwill of Bartels Inc for a total consideration of US$9,463,974 satisfied by cash, the issue of `A' Ordinary Shares and a promissory note. Total acquisition expenses amounted to US$158,874.

                                          Mardx         Bartels           Total
                                            US$             US$             US$

     Tangible fixed assets               72,306            -             72,306
     Working capital                    660,458         750,000       1,410,458
     Long-term debt                    (956,250)           -           (956,250)
                                       --------         -------        --------
     Net assets/(liabilities)
       at fair value                   (223,486)        750,000         526,514
     Goodwill                         4,431,765       8,713,974      13,145,739
                                      ---------       ---------      ----------
     Consideration                    4,208,279       9,463,974      13,672,253
                                      ---------       ---------      ----------
     Satisfied by:
     Cash payments including costs    2,044,992       5,923,974       7,968,966
                                      ---------       ---------       ---------
     Net cash outflow                 2,044,992       5,923,974       7,968,966
     Promissory Note                       -            350,000         350,000
     Issue of  `A' Ordinary Shares    2,163,287       3,190,000       5,353,287
                                      ---------       ---------       ---------
     Consideration                    4,208,279       9,463,974      13,672,253
                                      ---------       ---------      ----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

23.  ACQUISITION OF BUSINESSES (Continued)

     Goodwill capitalised during 2000 in respect of acquired businesses amounted to US$13,145,739 and comprised:


                                             Fair
                               Book          Value             Fair
                             Values     Adjustment            Value     Consideration        Goodwill
                                US$            US$              US$               US$             US$
    Mardx
    Tangible fixed assets   572,306       (500,000)*         72,306
    Working capital         910,458       (250,000)*        660,458
    Long-term debt         (956,250)             -         (956,250)
                           --------       --------         --------

                            526,514       (750,000)        (223,486)       (4,208,279)     (4,431,765)
                            -------       --------         --------        ----------      ----------
    Bartels
    Working capital         959,478       (209,478)*        750,000
                            -------       --------          -------

                            959,478       (209,478)         750,000        (9,463,974)     (8,713,974)
                            -------       --------          -------        ----------      ----------

    Total                 1,485,992       (959,478)         526,514       (13,672,253)    (13,145,739)
                          ---------       --------          -------       -----------     -----------

     The book value of the assets and liabilities shown above have been taken from management accounts and other information of the acquired businesses at the date of acquisition.

     * The fair value adjustments above principally arise for the following reasons:
     Write-down of fixed assets, inventories and receivables following an assessment of the continuing economic contribution of fixed assets, the realisable value of inventories and the collectability of accounts receivable.

     Following the completion of the fair value exercises in 2001 in respect of the acquisitions made during 2000, amendments have been made to the fair values reported in last year's statements. The difference has been taken as an adjustment to goodwill on acquisition. Provisional and final values of net assets acquired and consideration paid are as follows:

                                   Provisional      Adjustments       Adjustments             Final
                                    fair value    to net assets          to costs        fair value
                                          2000             2001              2001              2001
                                           US$              US$               US$               US$
     Mardx
     Tangible fixed assets              72,306                -                 -            72,306
     Working Capital                   660,458                -                 -           660,458
     Long-term debt                   (956,250)               -                 -          (956,250)
                                    ----------          -------           -------        ----------
     Net assets                       (223,486)               -                 -          (223,486)
                                    ----------          -------           -------        ----------
     Consideration and costs        (4,208,279)               -                 -        (4,208,279)
                                    ----------          -------           -------        ----------
     Bartels
     Working capital                   750,000          127,090                 -           877,090
                                    ----------          -------           -------        ----------
     Consideration and costs        (9,463,974)               -           (81,762)       (9,545,736)
                                    ----------          -------           -------        ----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

23.  ACQUISITION OF BUSINESSES (Continued)

     During 1998, the Group acquired the Microzyme and EZ Bead product lines from Diatech Diagnostics Inc, the Macra Lp(a) product line from Strategic Diagnostics Inc, the Microtrak Chlamydia product line from Dade Behring Inc and the HIV product lines from Cambridge Diagnostics Ireland Limited, a subsidiary of Selfcare Inc. Following the completion of the fair value exercises in 1999, amendments were made to the fair values reported in the financial statements for the year ended December 31, 1998. The difference was taken as an adjustment to goodwill on acquisition. Provisional and final values of net assets acquired and consideration paid are as follows:

                                   Provisional     Consideration      Adjustments           Total             Final
                                   fair value          and costs    to net assets     adjustments        fair value
                                          1998        adjustment             1999     to goodwill              1999
                                           US$               US$              US$             US$               US$
     Microzyme
     Consideration and costs        (2,139,059)         (127,263)            -           (127,263)       (2,266,322)
                                    ----------          --------         --------        --------        ----------
     Lp(a)
     Consideration and costs        (1,854,824)          465,744             -            465,744        (1,389,080)
                                    ----------          --------         --------        --------        ----------
     MicroTrak
     Tangible fixed assets              40,970              -                -               -               40,970
     Working capital                 3,818,909              -          (1,495,478)     (1,495,478)        2,323,431
                                     ---------          --------       ----------      ----------         ---------
     Net Assets                      3,859,879              -          (1,495,478)     (1,495,478)        2,364,401
                                     ---------          --------       ----------      ----------         ---------
     Consideration and costs        (12,995,559)        (970,800)            -           (970,800)     (13,966,359)

     Cambridge
     Working capital                   837,778              -            (284,900)       (284,900)          552,878
                                      --------          --------         --------        --------          --------
     Net Assets                        837,778              -            (284,900)       (284,900)          552,878
                                      --------          --------         --------        --------          --------
     Consideration and costs        (4,269,843)         (357,138)            -           (357,138)       (4,626,981)

24.  COMMITMENTS AND CONTINGENCIES

(a)  Capital Commitments
     The capital commitments of the Group were as follows:

                                      31 December     31 December    31 December
                                             2001            2000           1999
                                              US$             US$            US$

     Contracted for                          -               -              -
     Authorised, not contracted for          -            400,000        350,000
                                          -------         -------        -------
                                             -            400,000        350,000
                                          -------         -------        -------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

24.  COMMITMENTS AND CONTINGENCIES (Continued)

(b) Operating lease commitments payable during the next twelve months amount to US$936,101 (2000: US$876,053) payable on leases of buildings at Dublin and Bray, Ireland and Carlsbad, California. US$366,335 of the operating lease commitments total relates to leases whose remaining term will expire between two and five years and the balance of US$569,766 relates to leases which expire after more than five years.

     Future minimum operating and finance lease commitments with non cancellable terms in excess of one year are as follows:

                                              Operating Leases    Finance Leases
                                                       US$               US$
         2002                                      936,101           202,208
         2003                                      936,101            34,940
         2004                                      872,601            10,350
         2005                                      794,322              -
         Later years                             7,427,254              -
         Interest element of finance leases           -              (20,635)
                                                ----------           -------
                                                10,966,379           226,863
                                                ----------           -------

(c) Under agreements between the Group and Enterprise Ireland, grants amounting to US$290,389 (2000: US$520,721) are receivable which may be revoked, cancelled or abated in certain circumstances.

(d) Under agreements between the Group and Enterprise Ireland, a loan amounting to US$220,411 (2000: US$305,481) is payable which may be required to be repaid immediately in certain circumstances.

(e) Under an agreement reached in November 2000, between the Group and Enterprise Ireland, grants of US$605,680 are payable in the event of predefined employment targets being achieved. As part of this agreement, Enterprise Ireland could subscribe for `A' Ordinary Shares of the Company up to a value of US$976,320 at a share price 10% below the market price of the Company's shares. In December 2000 Enterprise Ireland subscribed US$501,120 of this amount for 239,198 `A' Ordinary Shares of the Company.

(f) As a result of the disposal by the Group of its interest in the supply agreement between Warner Lambert Inc., Applied Biotech Inc. and Trinity Biotech Inc., certain future events may result in additional consideration being paid to the Group. No amounts have been reflected in this year's financial statements due to the uncertainty relating to this potential additional consideration.

(g) The Company has guaranteed the bank borrowings of subsidiary undertakings to the amount of US$1,856,159.

(h) Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, a subsidiary undertaking in the Republic of Ireland, for the financial year to December 31, 2001 and, as a result, this subsidiary undertaking has been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986.

(i) The Company's bank borrowings are secured by a fixed and floating charge over the assets of the Company. The Company has also given security over certain US assets, subordinate to existing banking arrangements, to Xtrana Inc relating to the deferred consideration due as part of the acquisition of the Biopool hemostasis business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

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

     Due to the large numbers of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

26.  PENSION SCHEME

     The Group operates a defined contribution pension scheme for its full-time employees. The benefits under this scheme are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income amounted to US$583,065 (December 31, 2000, US$547,475 and December 31, 1999, US$330,627). This represents the total cost to the Group of the pension scheme for the financial year and as such it was not necessary to accrue or prepay pension contributions at the year end.

27.  RELATED PARTY TRANSACTIONS

     The Company has entered into  various  arrangements  with JRJ  Investments,
     (JRJ) a partnership owned by Mr. O'Caoimh and Dr. Walsh, directors of the Company, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. It has entered into an agreement with JRJ pursuant to which the Company has taken a lease of premises adjacent to the existing facility for a term of 20 years at a rent of (euro)7.62 per square foot ("the Current Extension"). The lease commenced on the newly completed 25,000 square foot building in July 2000. The Company also envisages that a further premises may potentially be required by it and, for that purpose, has entered into a four years eleven month lease at (euro)28,568 per annum over adjacent lands with JRJ. The Company has further entered into an option with JRJ exercisable for the next two years under which it may require JRJ to construct a further premises, as may be specified by the Company, on such lands. If this option is exercised, the Company will be obliged to take a 20 year lease (on terms similar to that for the Current Extension) in respect of such additional premises. Independent Valuers have advised the Company that the rent fixed in respect of the Current Extension and the adjacent lands represents a fair market rent. The rent for any future property constructed will be set at the then open market value. The Company and its directors (excepting Mr. O'Caoimh and Dr. Walsh who express no opinion on this point) believe that the arrangements entered into represent the most favourable basis on which the Company can meet its ongoing requirements for premises.

28.  DERIVATIVES AND FINANCIAL INSTRUMENTS

     The Group uses a range of financial instruments (including cash, bank borrowings, convertible debentures and finance leases) to fund its operations. These instruments are used to manage the liquidity of the Group in a cost effective, low-risk manner. Working capital management is a key additional element in the effective management of overall liquidity. The Group does not trade in financial instruments or derivatives.

     The main risks arising from the utilization of these financial instruments are interest rate risk, liquidity risk and foreign exchange risk.

     Interest Rate Risk
     The Group borrows in appropriate currencies at floating rates of interest. Year-end borrowings, net of cash, totalled US$4,375,840 (2000:
     US$1,600,595) at interest rates ranging from 4.52% to 7.50% and including US$1,309,607 of fixed rate debt at interest rates ranging from 5% to 7.50% (2000: US$1,625,000 at 7.50%). In broad terms, a one-percentage point increase in interest rates would increase the net interest charge by US$81,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

28.  DERIVATIVES AND FINANCIAL INSTRUMENTS (Continued)

     Liquidity Risk
     The Group's operations are cash generating. Short term flexibility is achieved with overdraft facilities.

     Foreign Exchange Risk
     The vast bulk of the Group's activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group's Euro expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, the Group pursues a formalised treasury policy which aims to sell US Dollars forward to match uncovered Euro expenses at exchange rates lower than budgeted exchange rates. With an increasing level of Euro denominated sales, the Group anticipates that, over the next three years, a higher proportion of its non-US Dollar expenses will be matched by non-US Dollar revenues.

     The disclosures below exclude short term accounts receivable and payable
     ------------------------------------------------------------------------

     Interest Rate Profile of Financial Liabilities

     The interest rate profile of financial liabilities of the Group was as follows:

                                                      December 31    December 31
                                                             2001           2000
                                                              US$            US$
Financial liabilities on which no interest is paid        220,411        663,042
Floating rate financial liabilities                     8,127,798      3,588,148
Fixed rate financial liabilities                        1,309,607      1,625,000
                                                        ---------      ---------
                                                        9,657,816      5,876,190
                                                        ---------      ---------

     Financial liabilities on which no interest is paid, comprise loans from unconnected third parties and have a weighted average period until maturity of 1 year.

     Floating rate financial liabilities comprise overdrafts and other borrowings that bear interest at rates of between 4.52% and 7.50%. These overdrafts and borrowings are provided by financial institutions at margins ranging from 1% to 2.57% over interbank rates.

                                                    December 31    December 31
     Fixed rate financial liabilities                      2001           2000
     - weighted average interest rate                     7.26%          7.50%
     - weighted average period for which
         rate is fixed                               1.72 years     1.62 years

     Maturity of Financial Liabilities
     The maturity profile of the Group's financial liabilities was as follows:

                                                     December 31   December 31
                                                            2001          2000
                                                             US$           US$
   In one year or less, or on demand                   3,630,167     3,842,932
   In more than one year, but not more than two        1,753,534     1,737,049
   In more than two years, but not more than five      4,127,300       296,209
   In more than five years                               146,815             -
                                                       ---------     ---------
                                                       9,657,816     5,876,190
                                                       ---------     ---------
     Fair Values of Financial Liabilities
     There is no significant difference between the fair value and the carrying value of the Group's financial assets and liabilities as at December 31, 2001.

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

 (a) Goodwill:
     In prior years under Irish GAAP, goodwill was either written off immediately on completion of the acquisition against shareholders' equity, or capitalised in the balance sheet and amortised through the income statement on a systematic basis over its useful economic life. From 1998, goodwill must be capitalised and amortised over the period of its expected useful life, however, historic goodwill continues to remain an offset against shareholders'

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

29.  DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES (Continued)

     equity. Under US GAAP, accounting for goodwill as an offset against shareholders' equity is not permitted; rather, goodwill must be amortised over the period of its expected useful life, subject to a maximum write off period of 40 years, through the income statement. A useful life of 10 years has been adopted for the purposes of the reconciliation.

     In June 2001, the US Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets", both of which are effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortised under US GAAP, but will be subject to annual impairment tests in accordance with the statements. Under the transitional arrangements set out in SFAS 142, goodwill arising on acquisitions completed after June 30, 2001 has not been amortised for US GAAP purposes, and the goodwill adjustment in the reconciliation on page 60 includes a reduction of US$10,972 to the goodwill amortisation charge under Irish GAAP in respect of these acquisitions.

     The Group will apply the new rules on accounting for goodwill and other intangible assets beginning January 1, 2002. During 2002, the Group will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Group.

 (b) Cash Flow Statements:
     The consolidated statement of cashflows prepared under Irish GAAP presents substantially the same information as required under US GAAP by SFAS 95 "Statement of Cash Flows". This standard differs, however, with regard to the classification of items within the statements and as regards the definition of cash equivalents.

     Under US GAAP, cash equivalents would not include bank overdrafts. The movements on such bank overdrafts are required to be included in financing activities under SFAS 95. Under US GAAP short term investments with a maturity of three months or less at the date of acquisition are included in cash equivalents. Under Irish GAAP, movements in short term investments are classified as management of liquid resources. Under Irish GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, dividends received from associated undertakings, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP would, with the exception of preference dividends paid, be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP, capitalised interest is treated as part of the cost of the asset to which it relates and is thus included as part of investing cash flows; under Irish GAAP all interest is treated as part of returns on investments and servicing of finance.

 (c) Share Capital Not Paid:
     Under Irish GAAP, unpaid share capital is classified as a receivable under current assets. Under US GAAP, share capital receivable should be reported as a reduction to Shareholders' Equity. Unpaid share capital at December 31, 2001, is US$291,211 (2000 : US$278,525).

 (d) Statement of Comprehensive Income:
     The Company prepares a "Statement of Total Recognised Gains and Losses" which is essentially the same as the "Statement of Comprehensive Income" required under US GAAP. SFAS 130 requires disclosure of the cumulative amounts of other comprehensive income. Comprehensive income was US$247,767, US$1,072,305 and US$708,780 for the years ended December 31, 2001, 2000 and 1999 respectively.

 (e) Pre-Paid Offering Expenses:
     Under Irish GAAP, share issue expenses arising as a result of fundraising activities, where no funds have yet been raised, may be included in prepayments and written off to share premium on the finalisation of the fundraising. Under US GAAP, if the fundraising has been suspended for a period of more than 90 days, the costs must be expensed to the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)
29.  DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES (Continued)

 (f) Sale and Leaseback:
     Under Irish GAAP, the Company's sale and leaseback transaction which took place in December 1999 was treated as a disposal of assets with the gain on the disposal of US$1,014,080 being credited to the profit and loss account in the period of the transaction. Under US GAAP, this amount is deferred and released to the profit and loss account over the period of the lease (20 years).

 (g) Deferred Income Taxes:
     Under Irish GAAP, deferred income taxes are provided only where it is probable that the taxation liability will crystallise within the foreseeable future. Under SFAS 109 - "Accounting for Income Taxes", deferred taxation is computed using the liability method under which deferred income tax liabilities are fully provided and deferred tax assets are recognised to the extent that their realisation is more likely than not. In addition, deferred taxation would also be provided under US GAAP on the difference between the accounting and tax bases of assets and liabilities of subsidiaries acquired.

 (h) Minority Interests:
     Under Irish GAAP, minority interests are included as a portion of Shareholders' Equity. Under US GAAP, minority interests are excluded from Shareholders' Equity.

 (i) Sales on Extended Credit Terms:
     In 2000 the Company made certain sales on extended credit terms. Under US GAAP, SAB 101 "Revenue Recognition in Financial Statements", such sales on extended credit terms would not be recognisable as revenue. No similar provisions exist under Irish GAAP to preclude revenue recognition. Sales were not made on extended credit terms in 2001.

 (j) Restructuring Costs:
     Under Irish GAAP, certain provisions made for restructuring costs (principally payments to employees) incurred as a result of acquisitions would not be recognisable under US GAAP, because EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination", would also not permit such costs to be included in the purchase price allocation but contains more stringent criteria for expense recognition, and such restructuring costs will be expensed in the subsequent period.

 (k) Research and Development:
     Under US GAAP, SFAS 2, "Accounting for Research and Development Costs", requires development costs to be written-off in the year of expenditure. Under Irish GAAP, development expenditure on projects whose outcome can be assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues, are capitalised at cost within intangible assets.

 (l) Stock-based compensation expense:
     US GAAP, as set forth in APB 25 and SFAS 123 "Accounting for Stock-Based Compensation", and FIN 44 "Accounting for Certain Transactions Involving Stock Compensation" requires stock options issued to non-employees to be valued at fair value and compensation cost to be recognised based on that fair value.

 (m) Derivatives and financial instruments
     In June 1998, the FASB issued SFAS No 133 "Accounting for Derivative Instruments and Hedging Activities".SFAS 133 requires that (for US GAAP purposes only) all derivatives be recognised on the balance sheet at fair value. Derivatives which are not hedges or where hedge correlation cannot be demonstrated must be adjusted to fair value through income.

 (n) Contingent Consideration:
     Under Irish GAAP, consideration for the purchase of a business which is contingent on one or more future events, may be estimated and included as part of the overall cost at the time of purchase and then adjusted to take account of the future events. Under US GAAP, this consideration would not be included in the purchase price until the amount could be calculated with certainty

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)
29.  DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES (Continued)

     CUMULATIVE EFFECT ON                                   December 31         December 31           December 31
     SHAREHOLDERS' EQUITY                                          2001                2000                  1999
                                                                    US$                 US$                   US$
     Total shareholders' equity before
        minority interests under Irish GAAP                  56,221,625          54,732,703            22,954,066
     US GAAP adjustments:
     Goodwill                                                 8,098,782          10,265,482            12,407,417
     Share capital not paid                                    (291,211)           (278,525)             (419,061)
     Adjustment for amortisation of
           contingent consideration                                -                   -                   26,850
     Adjustment for pre-paid offering expenses                     -                   -                 (226,007)
     Adjustment for sale and leaseback                         (912,672)           (963,376)           (1,014,080)
     Adjustment for sales on extended credit                       -                (35,000)                 -
     Adjustment for restructuring costs                       2,850,000           1,222,203
     Adjustment for research and development costs           (1,910,083)         (1,028,373)                 -
     Adjustment for fair value of derivative instruments         14,585               -                      -
     Other                                                      293,876             (55,916)                 -
                                                               --------            --------              --------
     Shareholders' equity under US GAAP                      64,364,902          63,859,198            33,729,185
                                                             ----------          ----------            ----------

     EFFECT ON NET PROFIT                                   December 31         December 31           December 31
                                                                   2001                2000                  1999
                                                                    US$                 US$                   US$
     Profit on ordinary activities after taxation
       under Irish GAAP                                       1,449,348           4,823,465             4,915,697
     US GAAP adjustments:
     Goodwill amortisation                                   (2,166,700)         (2,141,935)           (2,713,668)
     Adjustment for amortisation of
           contingent consideration                                -                   -                   26,850
     Adjustment for pre-paid offering expenses                     -                   -                 (226,007)
     Adjustment for sale and leaseback                           50,704              50,704            (1,014,080)
     Adjustment for sales on extended credit                     35,000             (35,000)                 -
     Adjustment for restructuring costs                       1,627,797           1,222,203                  -
     Adjustment for research and development costs             (881,710)         (1,028,373)                 -
     Adjustment for stock compensation                             -               (909,062)                 -
     Adjustment for fair value of derivative instruments         14,585                -                     -
     Other                                                      164,792            (314,044)                 -
                                                               --------            --------              --------
     Profit under US GAAP                                       293,816           1,667,958               988,792
                                                               --------           ---------              --------
     Profit per ordinary share (US cents)                          0.73                4.49                  3.51
     Diluted profit per ordinary share (US cents)                  0.98                4.11                  3.41
     Weighted average number of ordinary shares used
     in computing basic earnings per ordinary share          40,408,978          37,131,692            28,158,184
     Diluted weighted average number of ordinary shares
     used in computing diluted profit per ordinary share     41,994,219          40,540,494            28,990,725

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001(Continued)
29.  DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES (Continued)

                                                                                              Year ended
Consolidated Statements of Cash Flows                              December 31              December 31           December 31
                                                                          2001                     2000                  1999
                                                                           US$                      US$                   US$
Operating Activities
Net profit under Irish GAAP                                          1,449,348                4,823,465             4,915,697
Adjustments to reconcile net profit to cash
provided by operating activities;
Depreciation and amortisation                                        2,674,321                1,960,726             1,504,533
Profit on disposal of assets                                              -                        -               (1,014,080)
Write down of financial assets                                            -                        -                  609,752
Taxation (paid)/refund                                                (319,510)                  36,000                  -
Share of operating loss in associate                                   195,000                   30,000                  -
Provision for corporation tax charge                                   206,000                  123,800                  -
Interest payable accrual                                                79,547                     -                     -
Disposal of investments                                                   -                     (37,465)                 -
Exceptional administrative expenses                                  2,850,000                1,287,000                  -
Decrease/(increase) in accounts receivable and prepayments           1,525,800                1,074,798              (490,758)
Decrease in accounts payable & accrued expenses                     (1,818,268)              (1,209,806)           (2,105,989)
Decrease/(increase) in inventory                                    (1,930,323)              (4,501,435)              538,120
Translation adjustments                                                148,951                 (565,653)              (73,329)
                                                                      --------                 --------              --------
Net cash inflow from operating activities                            5,060,866                3,021,430             3,883,946
                                                                   -----------              -----------           -----------
Investing activities
Acquisition of subsidiary undertakings                              (4,777,388)              (7,822,352)           (2,769,835)
Purchase of associate undertaking                                     (309,399)              (1,185,197)                 -
Deferred consideration paid                                               -                  (4,096,006)           (7,205,259)
Payment for patents and deferred development costs                    (986,502)              (1,360,032)              (60,219)
Payment for tangible fixed assets                                   (1,343,370)              (1,173,921)           (1,445,728)
Disposal of tangible fixed assets                                         -                        -                5,783,902
Deferred set up costs                                                     -                        -                 (536,000)
                                                                      --------                 --------              --------

Net cash outflow from investing activities                          (7,416,659)             (15,637,508)           (6,233,139)
                                                                    ----------              -----------            ----------
Financing Activities
Loan from unconnected third party                                      (73,336)              (1,071,014)             (947,225)
Issue of ordinary share capital including premium                       74,144               21,580,892             3,311,136
Expenses paid in connection with share issue                          (183,521)              (1,474,799)              (64,946)
Increase/(decrease) in long term debt                                4,829,963               (4,916,009)           (1,483,823)
Capital element of finance lease payments                             (310,076)                (291,838)             (203,164)
(Redemption)/issue of 7.5% convertible debenture                      (625,000)                    -                3,500,000
Decrease in promissory note                                           (350,000)                    -                     -
                                                                      --------                 --------              --------

Net cash inflow from financing                                       3,362,174               13,827,232             4,111,978
                                                                     ---------               ----------             ---------


Increase in cash and cash equivalents                                1,006,381                1,211,154             1,762,785
Cash and cash equivalents at beginning of year                       4,275,597                3,064,443             1,301,658
                                                                     ---------                ---------             ---------
Cash and cash equivalents at end of year                             5,281,978                4,275,597             3,064,443
                                                                     ---------                ---------             ---------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

29.  DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES (Continued)
     Non cash transactions
     In June 1997, the Group purchased the entire share capital of Centocor UK Holdings Limited. Under the terms of the purchase agreement US$3,135,021 of the total consideration of US$6,270,926 was paid by a three year loan note with an interest rate of 7.5%. Repayments under the loan were made in three equal annual instalments commencing on December 31, 1998. This transaction relates to the Irish reportable segment.

     In June 1998, the Group purchased a product line from Diatech Diagnostics Inc. Under the terms of the purchase agreement US$1,680,500 of the total consideration of US$2,139,059 was to be paid by a two-year loan note bearing no interest. Repayments under the loan were made in five instalments commencing on June 30, 1998. The balance due on this loan note was paid in December 1999. This transaction relates to the United States reportable segment.

     In June 1998, the Group purchased a product line from Strategic Diagnostics Inc. Under the terms of the purchase agreement US$1,200,000 of the total consideration of US$1,800,000 was deferred to March 31, 2000. This portion of the consideration was calculated based on two times estimated sales in 1999. At December 31, 1999, the amount had been revised to US$663,000 and was included in current liabilities. The balance due was paid on February 29, 2000. This transaction relates to the United States reportable segment.

     In September 1998, the Group purchased a product line from Dade Behring Inc. Under the terms of the purchase agreement, US$5,616,256 of the total consideration of US$12,995,559 was to be paid by a two-year loan note bearing no interest. Repayments under the loan were made in 2 instalments, which commenced on October 31, 1999. The final payment for this acquisition was made in 2000. This transaction relates to the Irish reportable segment.

     In December 2000, the Group acquired the assets and goodwill of Bartels Inc, for a consideration of US$9,463,974 comprising US$3,190,000 in stock, US$5,923,974 in cash and the balance of US$350,000 in the form of a promissory note. This promissory note was settled in full during the second quarter of 2001. This transaction relates to the Irish reportable segment.

     In December 2001, the Group acquired the assets and goodwill of the Biopool hemostasis business for a total consideration of US$6,409,329 satisfied in cash and deferred consideration. The deferred consideration is payable in three instalments of US$855,2000, US$1,166,200 and US$570,100 on December 21, 2002, 2003 and 2004 respectively. The deferred consideration is not conditional on any future event. This transaction relates to the Irish reportable segment.

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

     The Second Debentures bear interest at the rate of 7.5% per annum, payable quarterly. US$2,500,000 of the principal amount originally matured on December 18, 2001 with the remaining US$1,000,000 maturing on December 18, 2002. The Second Debentures are convertible into `A' Ordinary Shares of the Company at a price of US$1.80. During 2000, US$1,875,000 of the US$3,500,000 principal amount of the Second Debentures was converted into 1,041,667 Class `A' Ordinary Shares of the Company. During 2001, US$625,000 of the remaining balance of the Second Debentures was redeemed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

29.  DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES (Continued)

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

     Proforma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                  2001      2000     1999

     Expected option life (years)                 3.0        4.2     4.2
     Risk-free weighted average interest rate     4.5%       5.5%    7.5%
     Stock price volatility                       0.620      0.869   0.617
     Dividend yield                               0%         0%      0%

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options

     For purposes of proforma disclosures, the estimated fair value of the options is amortised to expense over the options' vesting period. The Company's proforma information follows:

                                                       December 31      December 31      December 31
                                                              2001             2000             1999
                                                               US$              US$              US$
     Proforma net (loss)/profit                           (955,903)        (220,421)         688,891
     Proforma (loss)/earnings per share (US cents)           (2.37)           (0.59)            2.45
     Proforma diluted (loss)/earnings per share (US cents)   (2.28)           (0.54)            2.38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

29.  DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES (Continued)

     A summary of the Company's stock option activity, and related information, for the years ended December 31 follows:

                                         2001 Weighted-Average         2000 Weighted-Average      1999 Weighted-Average
                                        Options Exercise Price        Options Exercise Price     Options Exercise Price
     Outstanding-beginning of year            5,868,703  $1.78             4,884,472  $1.39           3,546,830  $1.25
          Granted                             2,039,500  $1.02             4,112,194  $2.88           2,188,358  $1.35
          Exercised                             (43,250) $1.71            (2,884,496) $2.73            (750,000) $1.54
          Forfeited                                -     -                  (243,467) $3.02            (100,716) $2.12

     Outstanding-end of year                  7,864,953  $1.57             5,868,703  $1.78           4,884,472  $1.39

     Exercisable at end of year               2,899,339  $1.37             1,873,029  $1.34           2,974,214  $1.46

     Weighted average fair value
     of options granted during the year                  $0.56                        $1.43                      $1.47

     The weighted average remaining contractual life of options outstanding at December 31, 2001 is 4.7 years.

     A summary of the range of prices for the Company's stock options for the year ended December 31 2001 follows:

                                         Outstanding                                            Exercisable
     Option price range     No. of Shares     Weight. Av.     Weight. Av.  No. of Shares     Weight. Av.    Weight. Av.
                                           exercise price     contractual                 exercise price    contractual
                                                           life remaining                                life remaining
     $0.81 - $0.99              2,531,530           $0.92       5.2 years        825,030           $0.81      1.8 years
     $1.00 - $1.99              3,412,619           $1.45       4.6 years      1,457,398           $1.27      3.6 years
     $2.00 - $2.99              1,325,736           $2.38       4.6 years        451,911           $2.25      2.3 years
     $3.00 - $5.00                595,068           $3.25       4.1 years        165,000           $2.61      1.2 years

     Investments
     The Company had no trading securities as at December 31, 2001 or December 31, 2000.

     The gross realised gains on sales of trading securities during 2001 was US$Nil (2000: US$37,465, 1999: US$19,042).

     The Company had no "available for sale" or "held to maturity securities" as at December 31, 2001 or December 31, 2000.

     Fair Values of Financial Instruments
     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

     Long and short-term debt: The carrying amounts of the Company's borrowings approximate their fair value as substantially all of the debt bears interest at market rates. In addition, fixed rate debt is due for repayment over an average period of 1.72 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

29.  DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES (Continued)

     The carrying amounts and fair values of the Company's financial instruments at December 31, 2001 and 2000 are as follows:

                                December 31, 2001           December 31, 2000
                             Carrying          Fair      Carrying          Fair
                               Amount         Value        Amount         Value
                                  US$           US$           US$           US$

Cash and cash equivalents   5,281,978     5,281,978     4,275,595     4,275,595
Short term debt             3,630,167     3,630,167     4,164,704     4,164,704
Long term debt              6,027,649     6,027,649     2,266,425     2,266,425
Forward contracts                -           14,585          -         (258,719)


     Reconciliation of Income Tax Expense

     The reconciliation of tax computed by applying the statutory income tax rate to pre-tax income is:

                                                               December 31    December 31    December 31
                                                                      2001           2000           1999
                                                                       US$            US$            US$
     Tax at Irish statutory rate of 20% (2001), 24% (2000)
     and 28% (1999)                                                331,070      1,187,345      1,179,768
     Lower Irish tax rate differences                             (420,300)      (692,618)      (688,198)
     Foreign tax rate and other differences                        187,330        911,073        777,949
     Utilisation of operating losses brought forward              (304,100)    (1,282,000)    (1,269,519)
                                                                  --------     ----------     ----------
                                                                  (206,000)       123,800           -
                                                                  --------        -------        -------

     The tax charge for 2001 and 2000 is explained at note 18.


     Deferred Tax Assets and Liabilities

                                     December 31    December 31    December 31
                                            2001           2000           1999
                                             US$            US$            US$

         Deferred tax assets             634,000        335,000        865,814
         Deferred tax liability         (217,000)       (95,000)          -
         Valuation allowance                -              -          (865,814)
                                         -------        -------        -------
         Net deferred tax asset          417,000        240,000           -
                                         -------        -------        -------

     Deferred tax assets comprise, primarily, the unrealised tax benefit of the Group's net operating loss carryforwards. Due to the Group's history of losses, no portion of the valuation allowance was reversed in 1999.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

29.  DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES (Continued)

     Additional Proforma  Information for Acquisitions made in 2000 and 2001
     The information below presents the proforma effect of the acquisitions made in 2000 as if they had occurred on January 1, 1999 and the proforma effect of the acquisitions made in 2001, as if they had occurred on January 1, 2000.

                                                   December 31  December 31    December 31
                                                          2001         2000           1999
                                                           US$          US$            US$
    Proforma revenues                               47,681,458   49,524,670     46,756,451
    Proforma net income                                595,260    1,561,407      2,607,078
    Proforma earnings per share (US cents)                1.47        4.21           9.26
    Proforma diluted earnings per share (US cents)        1.70        3.85           8.99

    Accounting Pronouncements

    Deferred Tax
     FRS 19, Deferred Tax, issued in December 2000, is effective for accounting periods ending on or after January 23, 2002. The standard requires full provision to be made for deferred tax assets and liabilities arising from most types of timing difference. FRS 19 is expected to result in an increase in the Group's effective tax rate under Irish GAAP.

     Impairment or disposal of long-lived assets
     In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt SFAS 144 as of January 1, 2002 and it has not determined the effect, if any, the adoption of SFAS 144 will have on the Company's financial position and results of operations.

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

     FHC Corporation                        Non-trading                      U.S.A.        100%
     Girts Road
     Jamestown
     New York, USA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 (Continued)

30   GROUP UNDERTAKINGS (Continued)

                                                                                Principal Country
      Name and                                                               of incorporation         Group
     registered office                          Principal activity             and operation          %  holding
     Subsidiary Undertakings continued

     Trinity Biotech Manufacturing Limited      Manufacture and sale                Ireland           100%
     IDA Business Park                          of diagnostic test kits
     Bray
     Co. Wicklow, Ireland

     Trinity Research Limited                   Research and                        Ireland           100%
     IDA Business Park                          development
     Bray
     Co. Wicklow, Ireland

     Trinity Biotech Sales Limited              Non-trading                          Ireland          100%
     IDA Business Park, Bray
     Co. Wicklow, Ireland

     MarDx Diagnostics Inc                      Manufacture and                       USA              100%
     5919 Farnsworth Court                      sale of diagnostic
     Carlsbad                                   test kits
     CA 92008, USA

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

     Trinity Biotech UK Holdings Ltd            Holding Company                      UK               100%
     (Formerly Centocor UK Holdings Ltd)
     Shalford
     Guildford, Surrey, UK

     Trinity Biotech UK Ltd                     In voluntary                         UK               100%
     (Formerly Centocor UK Ltd)                 liquidation
     Shalford
     Guildford, Surrey, UK

     Benen Trading Ltd                          Manufacture and                     Ireland           10%
     IDA Business Park                          sale of diagnostic
     Bray                                       test kits
     Co. Wicklow, Ireland

     Reddinview Ltd                             Dormant Company                     Ireland           100%
     IDA Business Park
     Bray
     Co. Wicklow, Ireland

     HiberGen Limited                           Genetic Variation                   Ireland           40%
     IDA Business Park                          Detection
     Bray
     Co. Wicklow, Ireland

     Trinity Biotech GmbH                       Sale of diagnostic                  Germany           100%
     Otto Hesse Str 19                          test kits
     64293 Darmstadt
     Germany

     Biopool US Inc                             Manufacture and                     USA               100%
     6025 Nicolle Street                        sale of diagnostic
     Ventura, CA 93003                          test kits
     USA

     Biopool AB                                 Manufacture and                     Sweden            100%
     S-903 47 Umea                              sale of diagnostic
     Sweden                                     test kits

                                   Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                            TRINITY BIOTECH PLC



                                            By: /s/Maurice Hickey
                                                -----------------
                                                    MR. MAURICE HICKEY
                                                    DIRECTOR/
                                                    CHIEF FINANCIAL OFFICER

                                                 Date:  6/28/02