Form 20-F
period 2002-12-31
TRINITY BIOTECH PLC
filed 2003-07-02
CIK 888721

                                    FORM 20-F

                                   (MARK ONE)

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED: DECEMBER 31, 2002

                         COMMISSION FILE NUMBER: 0-22320

                               TRINITY BIOTECH PLC
--------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     IRELAND
--------------------------------------------------------------------------------
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                  IDA BUSINESS PARK, BRAY, CO. WICKLOW, IRELAND
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12 (b) OF THE ACT:

                                      NONE
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)
                   NAME OF EACH EXCHANGE ON WHICH REGISTERED:

                                      NONE
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)
SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12 (g) OF THE ACT:

                           AMERICAN DEPOSITORY SHARES
             (REPRESENTING 'A' ORDINARY SHARES, PAR VALUE US$0.0109)
--------------------------------------------------------------------------------
                              (TITLE OF EACH CLASS)
 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15 (d)
                                  OF THE ACT:

                                      NONE
--------------------------------------------------------------------------------
                              (TITLE OF EACH CLASS)

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF
  CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL
       REPORT: 39,629,169 CLASS 'A' ORDINARY SHARES AND 700,000 CLASS 'B'
                                ORDINARY SHARES.

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF
    1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH
                    FILING REQUIREMENTS FOR THE PAST 90 DAYS.
              YES..........X.............. NO.....................
    INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS
                               ELECTED TO FOLLOW:
             ITEM 17....................... ITEM 18......X.........

ITEM 1
             IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2
             OFFER STATISTICS AND EXPECTED TIMETABLE Not Applicable

ITEM 3
                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of Trinity Biotech plc ("Trinity" and/or the "Company") as at December 31, 2002 and 2001 and for each of the years ended December 31, 2002, December 31, 2001 and December 31, 2000, have been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and Notes thereto set forth in Item 18 of this Annual Report. The selected consolidated financial data as at December 31, 2000, December 31, 1999 and December 31, 1998 and for each of the years ended December 31, 1999 and 1998 are derived from the audited Consolidated Financial Statements not appearing in this Annual Report. The data should be read in conjunction with the financial statements, related notes, and other financial information included elsewhere herein.

Consolidated Statement of
Income Data                                      Year Ended       Year Ended       Year Ended       Year Ended       Year Ended
                                                Dec 31, 2002     Dec 31, 2001      Dec 31,2000      Dec 31,1999      Dec 31, 1998
                                                -------------    -------------    -------------    -------------    -------------
                                                          US$              US$              US$              US$              US$
Revenues                                           51,979,756       37,064,573       29,742,942       26,104,623       23,169,520
Cost of sales                                     (26,368,693)     (18,146,765)     (15,401,257)     (14,521,619)     (15,176,056)

Administrative expenses                           (12,277,487)     (12,128,677)      (5,141,214)      (3,072,322)      (2,271,247)
R & D expenses                                     (4,470,745)      (2,779,729)      (2,681,220)      (2,448,372)      (2,559,490)
Amortization                                       (2,404,521)      (1,829,135)      (1,303,290)        (896,913)        (178,846)
                                                -------------    -------------    -------------    -------------    -------------
Operating profit/(loss)
  - Continuing Operations                           6,399,283        4,989,119        3,969,890        5,165,397        1,648,881
  - Acquisitions                                       59,027       (2,808,852)       1,246,071               --          602,831
  - Disposals                                              --               --               --               --          732,169
                                                -------------    -------------    -------------    -------------    -------------
                                                    6,458,310        2,180,267        5,215,961        5,165,397        2,983,881

Interest expense                                     (705,625)        (472,283)        (704,847)        (723,312)        (466,902)
Interest income                                        57,133          142,364          466,151           69,284           71,011
Share of operating loss in associate                 (300,000)        (195,000)         (30,000)              --               --
Profit/(loss) on assets                                    --               --               --          404,328          (37,397)
                                                -------------    -------------    -------------    -------------    -------------

Net profit before tax                               5,509,818        1,655,348        4,947,265        4,915,697        2,550,593
Tax on profit on ordinary
   activities                                        (499,501)        (206,000)        (123,800)              --               --
                                                -------------    -------------    -------------    -------------    -------------
Net profit after tax                                5,010,317        1,449,348        4,823,465        4,915,697        2,550,593
                                                -------------    -------------    -------------    -------------    -------------
Profit from operations
  per ordinary share (US cents)                         15.93             5.40            14.05            18.34            11.66
Profit from continuing operations
  per ordinary share (US cents)                         15.78            12.35            10.69            18.34             6.44
Basic earnings
  per ordinary share (US cents)                         12.36             3.59            12.99            17.46             9.97
Diluted earnings
  per ordinary share (US cents)                         11.99             3.52            12.20            16.96             9.65
Weighted average number of shares
 used in computing basic EPS                       40,550,367       40,408,978       37,131,692       28,158,184       25,586,050
Weighted average number of shares
 used in computing diluted EPS                     42,486,227       41,120,930       40,540,494       28,990,725       26,437,695

Consolidated Balance Sheet                      As at          As at          As at          As at         As at
Data                                         Dec 31, 2002   Dec 31, 2001   Dec 31,2000    Dec 31,1999    Dec 31,1998
                                             ------------   ------------   ------------   ------------   ------------
                                                      US$            US$            US$            US$            US$
Working Capital                                20,011,370     16,616,454     16,736,469      6,017,656          9,073
Long-term Liabilities                           7,745,442      7,805,237      2,266,425      8,086,232     12,263,521
Total Assets                                   89,267,571     77,029,213     67,230,672     45,042,295     45,013,047
Capital Stock                                     610,095        603,420        602,807        460,290        425,299
Shareholders' Equity                           62,598,296     56,221,625     54,732,703     22,954,066     14,624,196

Amounts Adjusted for US GAAP

Consolidated Statement                           Year Ended     Year Ended    Year Ended     Year Ended     Year Ended
of Income                                       Dec 31, 2002   Dec 31, 2001   Dec 31,2000    Dec 31,1999    Dec 31,1998
                                                ------------   ------------   ------------   ------------   ------------
                                                         US$            US$            US$            US$            US$
Net profit                                         5,225,804        293,816      1,667,958        988,792        625,088
Basic earnings
  per ordinary share (US cents)                        12.89           0.73           4.49           3.51           2.44
Diluted earnings
  per ordinary share (US cents)                        12.50           0.71           4.11           3.41           2.36

Consolidated Balance Sheet                          As at         As at          As at          As at          As at
Data                                            Dec 31, 2002   Dec 31, 2001   Dec 31, 2000   Dec 31, 1999   Dec 31, 1998
                                                ------------   ------------   ------------   ------------   ------------
                                                         US$            US$            US$            US$            US$
Total Assets                                      97,183,227     83,839,373     75,448,105     55,620,414     60,177,621
Shareholders' Equity                              70,990,056     64,364,902     63,859,198     33,729,185     29,818,770

No dividends were declared in any of the periods from December 31, 1998 to December 31, 2002.


                                  RISK FACTORS

POTENTIAL FLUCTUATIONS IN RESULTS

Trinity's operating results may fluctuate as a result of many factors including size and timing of orders, the competitive conditions in the industry, loss of significant customers, delays in the development of new products, currency fluctuations and general economic conditions.

FUTURE NEED FOR CAPITAL

Up to now Trinity has funded its operations through the sale of its shares and securities convertible into shares, revenues from operations and bank borrowings. Trinity expects that the proceeds of recent equity financings, bank borrowings, current working capital and sales revenues will fund its current operations and payment obligations for the foreseeable future. However, if the Company's capital requirements are greater than expected, or if its revenues are not sufficient to fund its operations, Trinity may need to find additional financing which may not be available on attractive terms or at all. Any future financing could have an adverse effect on the Company's current shareholders or the price of its shares in general.

MARKET COMPETITION AND TECHNOLOGICAL OBSOLESCENCE

The diagnostics industry is extremely competitive. Trinity is competing directly with companies which have greater capital resources and larger marketing and business organisations than Trinity. Trinity's ability to grow revenue and earnings may be adversely impacted by competitive product and pricing pressures and by its inability to gain or retain market share as a result of the action of competitors. The Company has significantly invested in research and development ("R&D") but there can be no guarantees that its R&D programmes will not be rendered technologically obsolete or financially non-viable by the technological advances of its competitors.

SOURCING OF SUITABLE DISTRIBUTORS

Revenue and earnings stability and growth are directly dependent on the effectiveness of advertising, marketing and promotional programmes. Trinity currently distributes its product portfolio through distributors in over 80 countries worldwide. The Company's continuing economic success and financial security is dependent on its ability to secure effective channels of distribution on favourable trading terms with suitable distributors.

CHANGING MARKET CONDITIONS

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

DEPENDENCE UPON SALES TO MAJOR CUSTOMER

During the financial years ended December 31, 2002, December 31, 2001 and December 31, 2000, approximately 20%, 27% and 30% respectively of Trinity's revenues were derived from a distribution agreement between the Company's subsidiary, Trinity Biotech USA (formerly Clark Laboratories, Inc.) and Carter Wallace, Inc. In 2001, Carter Wallace, Inc was acquired by Medpointe, Inc which was subsequently acquired by Inverness Medical in 2002. In 2002 the Company negotiated an amendment to the distribution agreement whereby the exclusivity will be removed in stages throughout 2004. Any material reduction in sales arising from the distribution agreement whether caused by the above amendment to the distribution agreement or due to the loss or interruption of the distribution agreement with Carter Wallace, Inc could be expected to have a material adverse effect on Trinity.

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

Even when products are successfully developed and marketed, the Company's ownership of the technology behind these products has a finite life. In general, generic competition, which can arise after the expiration of a patent, can have a detrimental effect on a product's revenue, profitability and market share. There can be no guarantee that the net income and financial position of Trinity will not be adversely affected by competition from generic products. Conversely, on occasion, certain companies have claimed exclusive patent, copyright and other intellectual property rights to technologies in the diagnostics industry. If these technologies relate to Trinity's planned products, Trinity would be obliged to seek licences to use this technology and, in the event of being unable to obtain such a licence or it being obtainable on grounds that would be materially disadvantageous to Trinity, the Company would be precluded from marketing such products, which could adversely impact its revenues, sales and financial position.

PATENT PROTECTION

We can provide no assurance that the patents Trinity may apply for will be obtained or that existing patents will not be challenged. The patents owned by Trinity and its subsidiaries may be challenged by third parties through litigation and could adversely affect the value of our patents. We can provide no assurance that our patents will continue to be commercially valuable.

Also, our technologies could be subject to claims of infringement of patents or proprietary technology owned by others. The cost of enforcing our patent and technology rights against infringers or defending our patents and technologies against infringement charges by others may be high and could adversely affect our business.

Trade secrets and confidential know-how are important to our scientific and commercial success. Although we seek to protect our proprietary information through confidentiality agreements and other contracts, we can provide no assurance that others will not independently develop the same or similar information or gain access to our proprietary information.

REGULATION

The Company's manufacturing and marketing of diagnostic test kits is subject to government regulation in the United States of America ("USA") by the Food and Drug Administration ("FDA"), and by comparable regulatory authorities in other jurisdictions. The approval process for the Company's products, while variable across countries, is generally lengthy, time consuming, detailed and expensive. The Company's continued success is dependent on its ability to develop and market new products, some of which are currently awaiting approval from these regulatory authorities. There is no certainty that such approval will be granted or, even once granted, will not be revoked during the continuing review and monitoring process.

A PMA for the UniGold HIV Test is undergoing FDA review. No assurance can be given that the FDA will grant PMA approval to the UniGold HIV test on a timely basis or at all. A delay or failure to receive such approval could have a material adverse effect on the Company's revenues, earnings and financial standing.

The Company is required to comply with extensive postmarket regulatory requirements. Non-compliance with applicable regulatory requirements of the FDA or comparable foreign regulatory bodies can result in enforcement action which may include recalling products, ceasing product marketing, paying significant fines and penalties, and similar actions that could limit product sales, delay product shipment, and adversely affect profitability.

DEPENDENCE ON KEY PERSONNEL

Trinity's success is dependent on certain key management personnel. Competition for qualified employees among biotechnology companies is intense, and the loss of key personnel or the inability to attract and retain the additional highly skilled employees required for the expansion of the Company's activities, could adversely affect its business.

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

RISK OF FOREIGN EXCHANGE FLUCTUATIONS

Trinity records its transactions in Euro and US dollars and prepares its financial statements in US dollars. A substantial portion of its expenses is denominated in Euro. However, Trinity's revenues are primarily denominated in US dollars. As a result, the Company is affected by fluctuations in currency exchange rates, especially the exchange rate between the US dollar and the Euro. Fluctuations between these and other exchange rates may adversely affect the Company's earnings and assets.

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

ITEM 4
                           INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Trinity develops, manufactures and markets diagnostic test kits used for the clinical laboratory and point-of-care ("POC") segments of the diagnostic market. These test kits are used to detect, primarily, infectious diseases, sexually transmitted diseases, blood coagulation disorders and autoimmune disorders. The Company markets over 500 different diagnostic products in approximately 80 countries.

Trinity was incorporated as a public limited company (plc) registered in Ireland in 1992. The Company commenced operations in 1992 and, in October 1992, completed an initial public offering of its securities in the USA. The Company has expanded its product base through internal development and acquisitions into product categories that primarily test for infectious, sexually transmitted and autoimmune diseases. In addition, arising from the acquisition of the Biopool hemostasis business in December 2001 and the hemostasis division of Sigma Diagnostics, part of Sigma Aldrich, in August 2002, Trinity has expanded its product range to include test kits that diagnose blood coagulation and related disorders, and a hemostasis instrumentation portfolio. The acquisition of the speciality clinical chemistry business of Sigma Diagnostics in November 2002 means that Trinity now participates in this important market segment. Trinity markets its products in the USA and in approximately 80 countries worldwide through a combination of direct selling and a network of national and international distributors. Trinity has manufacturing facilities in Bray, Ireland, and Lemgo, Germany, in Europe, and in Jamestown, New York, and Carlsbad, California in the USA.

Over the past four years, Trinity has made six acquisitions of diagnostic businesses the details of which are set out below. Three of these acquisitions have been of Enzyme Immunoassay ("EIA") businesses, two were hemostasis businesses and the sixth was a speciality clinical chemistry business. In October 2000, the Company also subscribed for 33% of the share capital of HiberGen Limited ("HiberGen"), an Irish-based genomics company. In July 2001, the Company further increased its shareholding in HiberGen to 40% and in April 2002 increased it further to 42.9%. In July 2001, Trinity established a direct sales operation in Germany which commenced trading in October 2001, and in 2002 the Company established a small direct sales operation in the United Kingdom. Through these acquisitions and new products added through in-house research and development, Trinity now has a comprehensive portfolio of over 500 products, including 14 rapid tests.

ACQUISITION OF THE SPECIALITY CLINICAL CHEMISTRY PRODUCT LINE OF SIGMA
DIAGNOSTICS

In November 2002, Trinity acquired the speciality clinical chemistry product line from Sigma Diagnostics for a total consideration of US$4.4m satisfied in cash and deferred consideration. The deferred consideration is payable in two instalments. The first instalment of US$1m was paid on May 27, 2003. The second instalment of US$0.8m is payable on November 27, 2003. The deferred consideration is not conditional on any future event. The speciality clinical chemistry business consists of several specialised products that are clearly differentiated in the marketplace, including ACE, Bile Acids, Lactate, Oxalate and G6PDH.

ACQUISITION OF THE HEMOSTASIS DIVISION OF SIGMA DIAGNOSTICS

In August 2002, Trinity Biotech purchased the hemostasis division of Sigma Diagnostics for a total consideration of US$1.4m. The consideration was satisfied in cash. The Sigma diagnostics business comprises a comprehensive portfolio of reagents manufactured in St. Louis, Missouri and the Amelung range of automated and semi-automated instruments manufactured in Lemgo, Germany. The Sigma Diagnostics hemostasis reagents comprise more than fifty tests covering both routine and speciality assays. The Amelung range of instruments comprises the smaller KC1 and KC4 products, the mid-size AMAX 200 and the large throughput AMAX 400. Trinity also received FDA clearance recently for its new hemostasis analyser the AMAX Destiny(TM).

ACQUISITION OF THE ASSETS AND GOODWILL OF THE BIOPOOL HEMOSTASIS BUSINESS

In December 2001, Trinity acquired the assets and goodwill of the Biopool hemostasis business for a consideration of US$6.3m before costs comprising US$3.7m in cash and US$2.6m in deferred consideration. The deferred consideration was payable in three instalments of US$0.9m, US$1.1m and US$0.6m on December 21, 2002, 2003 and 2004 respectively. The outstanding deferred consideration has been fully settled as part of a settlement agreement with Xtrana Inc. Biopool develops, manufactures and markets a comprehensive range of test kits which assess and diagnose disorders of blood coagulation, thrombotic risk factors, fibrinolysis, platelet function and the vascular system. These products are sold to hospitals, clinical laboratories, commercial reference laboratories and research institutions on a worldwide basis. Sales in the USA are made through a direct sales force and OEM partners, while international sales are handled through a direct sales force in Germany and a network of national distributors elsewhere.

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

INVESTMENT IN HIBERGEN LIMITED

On October 2, 2000, the Company acquired 33% of the ordinary share capital of HiberGen for a total consideration of US$1.4m. On July 2, 2001 the Company increased its shareholding in HiberGen to 40% at a cost of US$0.3m. On April 3, 2002 the Company increased its shareholding to 42.9% by the acquisition of a further 165,000 Ordinary Shares in HiberGen Limited. The consideration of US$201,874 was satisfied by the issue of 156,189 'A' Ordinary Shares in Trinity Biotech plc.

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

ESTABLISHMENT OF UK SUBSIDIARY, TRINITY BIOTECH (UK SALES) LTD

In 2002 Trinity opened a sales and marketing office in Oxfordshire, UK employing three sales professionals who market the hemostasis and clinical chemistry products from Trinity Biotech.

ESTABLISHMENT OF GERMAN SUBSIDIARY, TRINITY BIOTECH GMBH

On July 10, 2001, Trinity established a direct sales operation in Germany which commenced trading in October. After the USA and Japan, Germany, with a population of 83m, is the third largest market in the world for in-vitro diagnostics, accounting for 7% (E.1.6bn) of the total world market of E.22.5bn. In the past Trinity had serviced the market through five independent distributors who handled a small proportion of the Company's product portfolio whereas the new German direct sales force markets all of Trinity's current products. In 2002 Trinity purchased the hemostasis business of Sigma Diagnostics. This business was taken over by Trinity Biotech GmbH.

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

During 2001, representatives from Trinity were informed by the FDA that the FDA required that additional clinical trials be conducted to ensure that the results which have been obtained to date are statistically significant. This means that the results which have been presented to the FDA in the PMA filing must be reproduced on a larger population of samples. The resulting product clinical trials have now been conducted at sites in Houston, Texas and Baltimore, Maryland. Approximately 9,000 samples were collected and tested on Trinity's UniGold HIV test. This data along with extensive information on the manufacturing process for Trinity's UniGold HIV test have been presented to the FDA. The FDA is currently reviewing the data and Trinity is in active communication with them. Trinity last met with the FDA on June 23, 2003. The Company has been asked to clarify several issues and will be responding to the FDA before the end of July 2003.

PRINCIPAL MARKETS

The primary market for Trinity's tests remains the USA. During fiscal 2002, the Company sold 65% (US$33.5m) (2001: 68% or US$25.1m; 2000: 58% or US$17.3m) of
product in the USA. Sales to non-USA (principally European and Asian) countries represented 35% (US$18.5m) during fiscal 2002 and 32% (US$12m) during fiscal 2001. The comparable figure in 2000 was 42% (US$12.5m).

For a more comprehensive segmental analysis please refer to Note 13 "Analysis of Revenue, Operating Income, Major Customers and Assets" of the Notes to the Consolidated Financial Statements contained in Item 18 "Financial Statements".

PRINCIPAL PRODUCTS

The Company develops, acquires, manufactures and markets a wide range of diagnostic products based on the technology of immunoassay. Immunoassays harness the body's own natural defence mechanisms. Faced with invasion by a foreign agent, known as an antigen, the body defends itself by producing antibodies. Each type of antibody produced is a highly specific response to the invading antigen. The antibodies bind and neutralize the antigen. It is this highly specific binding of antigen to antibody which forms the basis for all immunoassay tests.

Trinity's products can test for foreign agents such as viruses, bacteria and parasites, and for naturally occurring conditions such as cancer cells and hormones. The Company's manufacturing processes utilize biotechnology techniques involving the in-house production of recombinant proteins, synthetic peptides and monoclonal antibodies.

Trinity's product areas can be broken down under the headings of the six key technologies which are sold under the following brand names

         Enzyme Immunoassays (EIA)
              Bartels(R)
              CAPTIA(TM)
              MarDx(R)
              MicroTrak(TM)
              Recombigen(R)

         Fluorescence Assays (IFA/DFA)
              Bartels(R)
              MarDx(R)
              MicroTrak(TM)

         Western Blot (WB)
              MarDx(R)


         Rapid Assays
              Capillus(TM)
              SeroCard(TM)
              UniGold(TM)


         Hemostasis
              Biopool(R)
              Amelung


         Clinical Chemistry
              EZ HDL
              EZ LDL

ENZYME IMMUNOASSAYS

The Company's wide range of Enzyme Immunoassay (EIA) products includes over 90 assays utilising different formats to accommodate the most demanding of laboratories to the most basic. This type of test is the mainstay of standard clinical laboratories around the world and forms the backbone of the Trinity product list of over 500 products. Trinity currently sells 95 EIA tests of various configurations in many countries around the world. Of these, 68 are cleared by the FDA for distribution within the USA.

These tests are performed on plates that allow for up to 96 simultaneous tests and can be performed manually or more typically on automated equipment. Trinity also offers a modest range of equipment for these types of assays as well as validating the Trinity range for use on the most popular types of analysers, used by most medical laboratories.

In essence, each "well" is coated with antigen or antibody depending upon the analyte being tested for. When the test is run, the first step would be to add the sample and a reaction will bind any antibodies or antigens (if present) to the "well" wall. After removal of interfering substances through washing steps, a colour-forming reagent is added and the intensity of colour is read on an instrument indicating the result. EIA's can aid in providing the clinician with accurate information to assist in the diagnosis of a variety of disorders such as autoimmune diseases, hormonal imbalances, sexually transmitted diseases, enteric infections, respiratory infections, cardiovascular diseases, and a wide range of other diseases.

HEMOSTASIS

The second largest range of assays in Trinity's portfolio is the hemostasis assays. Arising from the acquisition of the Biopool and Sigma hemostasis businesses, Trinity now has an extensive range of hemostasis diagnostic kits, offering laboratories the ability to maximize testing. Biopool is a well-known leader and innovator in the worldwide market for hemostasis and fibrinolysis reagents. Strengthening the Biopool reagent portfolio is the addition of the former Sigma Amelung instrumentation and reagents. This strategic combination enables Trinity to provide the market with a complete line of hemostasis products that permit customized testing. With the increasing demand to elucidate a wide range of coagulapathies in the aging population, hemostasis testing is quickly advancing to the requirements of today's complexities.

From routine PTs to the esoteric aPC, Trinity's full range of test kits assess and diagnose disorders of blood coagulation, thrombotic risk factors, fibrinolysis, platelet function and the vascular system. Included in the product range is the range of D-dimer assays. Employing latex technology, Trinity can offer superior sensitivity and NPV (Negative Predictive Value) for D-dimer testing. Alongside D-dimer are Trinity's comprehensive routine and speciality assays.

This extensive hemostasis product line is sold to hospitals, clinical laboratories, commercial reference laboratories and research institutions on a worldwide basis.

FLUORESCENCE ASSAYS

Another large range of diagnostic assays in Trinity's portfolio are the fluorescence assays that are also typically performed in medium to large sized hospital laboratories around the world. Trinity offers 33 fluorescence assays, of which 25 are cleared by the FDA for distribution within the USA, with many variations in kit presentation to suit the customer's needs.

There are two distinct technologies employed, namely Direct Fluorescence Assays
(DFA) and Immunofluorescence Assays (IFA). Trinity offers 24 IFA's with the vast majority forming the comprehensive range of tests to diagnose autoimmune disorders. The remainder of the assays are used to assist in the diagnosis of infectious diseases such as Legionnaires disease, Lyme disease and many others. Of the 9 DFA's Trinity offers, the largest range are FDA cleared for detecting causative agents of sexually transmitted diseases (STD's), principally Chlamydia and Herpes, and forms one of Trinity's most popular selling product groups.

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

RAPID ASSAYS

Trinity has developed a range of membrane and latex based rapid assays to cater for point of care ('POC') and over-the-counter ('OTC') markets. This range of 14 tests facilitates fast and often very important treatment for the patient and can avoid further costly testing. The UniGold(TM) range of tests does not require refrigeration which is very important for the OTC and POC markets, especially in developing countries.

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

WESTERN BLOT ASSAYS

Trinity's extensive range of 18 Western Blot test systems includes the first Lyme Western Blot assay to receive FDA clearance for distribution within the USA. Other Western Blot kits in the range include assays to aid in the diagnosis of autoimmune disorders and more typically infectious diseases such as Syphilis, Epstein Barr Virus (EBV), H. pylori and others.

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

CLINICAL CHEMISTRY

Trinity Biotech acquired the Speciality Clinical Chemistry business of Sigma Diagnostics. This business consists of several specialised products that are clearly differentiated in the marketplace, including ACE, Bile Acids, Lactate, Oxalate and G6PDH.

These products are suitable for both manual and automated testing and have proven performance in the diagnosis of many disease states from liver and kidney disease to G6PDH deficiency which is an indicator of haemolytic anaemia. EZ HDL and EZ LDL cholesterol assays broke new ground when they were introduced by Sigma as the first homogenous, non-precipitating liquid reagents for determining HDL and LDL.

DISTRIBUTION AGREEMENT BETWEEN TRINITY USA AND CARTER WALLACE

Trinity Biotech USA ("Trinity USA") entered into a distribution agreement with Carter Wallace Inc on December 18, 1995 for an initial period of five years and, thereafter, for an indefinite period subject to termination provisions outlined in the distribution agreement. Under the terms of the agreement, Carter Wallace has exclusive rights to Trinity USA's products in the USA and Puerto Rico. Trinity USA and Trinity may market certain Trinity USA products in the USA and Puerto Rico, which Carter Wallace has chosen not to market in those territories. In addition, Trinity and Trinity USA may market all of Trinity USA's products in all territories outside of the USA and Puerto Rico. As part of the agreement, Carter Wallace paid Trinity USA an amount of US$2.0m for the rights to the Trinity USA products in the territories of the USA and Puerto Rico. In 2002 the Company negotiated an amendment to the distribution agreement whereby the exclusivity will be removed in stages throughout 2004.

SALES AND MARKETING

Trinity sells its product through its own direct sales-force in three countries: the United States, Germany and the United Kingdom. In the United States there are over thirty-five sales and marketing professionals responsible for the sale of hemostasis reagents and instrumentation, clinical chemistry and infectious disease products. The sales force of sixteen people in Germany is responsible for selling the full range of Trinity Biotech products including hemostasis, infectious disease, clinical chemistry and radioimmunoassay. In 2002, Trinity opened a sales and marketing office in Oxfordshire, UK employing three sales professionals who market the hemostasis and clinical chemistry products from Trinity Biotech. In addition to our direct sales operations, Trinity also operates in seventy-eight countries, through over three hundred independent distributors and strategic partners.

MANUFACTURING AND RAW MATERIALS

The primary raw materials required for Trinity's test kits consist of antibodies, antigens, human plasma, latex beads, rabbit brain phospholipids, bovine source material, other reagents, glass fibre and packaging materials. The reagents used as raw materials have been acquired for the most part from third parties. Although Trinity is not dependent upon any one source for such raw materials, alternative sources of antibodies and antigens with the specificity and sensitivity desired by Trinity may not be available. Such unavailability could affect the quality of its products and its ability to meet orders for specific products, if such orders are obtained. Trinity's growth may be limited by its ability to obtain or develop the necessary quantity of antibodies or antigens required for specific products. Thus, Trinity's strategy is, whenever possible, to establish alternative sources of supply of antibodies.

COMPETITION

The diagnostic industry is very competitive. There are many companies, both public and private, engaged in diagnostics-related research and development, including a number of well-known pharmaceutical and chemical companies. Competition is based primarily on product reliability, customer service and price. Many of these companies have substantially greater capital resources and have marketing and business organizations of substantially greater size than Trinity. Many companies have been working on immunodiagnostic reagents and products, including some products believed to be similar to those currently marketed or under development by the Company, for a longer period of time than has the Company. The Company's competition includes several large companies such as Roche, Abbott, Johnson & Johnson, Bayer Chiron and Dade Behring. The Company expects competition within the industry to intensify.

PATENTS AND LICENCES

Patents

Trinity's SeroCard(TM) diagnostic tests are based on Trinity Biotech Inc's patent for its "Bi-Directional Lateral Chromatography Test Device". On April 9, 1991, a patent was issued to Trinity Biotech Inc (formerly Disease Detection International Inc) by the US Patent and Trademark Office covering this device. The patent expires in 2008. This patented technology allows Trinity to concentrate and detect antibodies or antigens using a whole blood specimen in addition to serum, urine, saliva and other fluid samples.

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

In January 1999, Trinity filed a patent application with the Irish Patents Office describing a device used in the detection of Strep A in Trinity's Rapid Strep A test. This patent was granted in February 2000.

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

Licences

In 2003, the Company obtained the Unipath and Carter Wallace lateral flow licences under agreement with Inverness Medical Innovations.

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

GOVERNMENT REGULATION

The preclinical and clinical testing, manufacture, labelling, distribution, and promotion of the Company's products are subject to extensive and rigorous government regulation in the United States and in other countries in which the Company's products are sought to be marketed. The process of obtaining regulatory clearance varies, depending on the product categorization and the country, from merely notifying the authorities of intent to sell, to lengthy formal approval procedures which often require detailed laboratory and clinical testing and other costly and time-consuming processes. The main regulatory bodies which require extensive clinical testing are the Food and Drug Administration ("FDA" or the "agency") in the USA, the Paul Erhlich Institute in Germany and the Agence Francaise de Securite Sanitaire des Produits de Sante in France. Recently, a European Directive has been implemented allowing one approval system to be applicable throughout Europe, CE marking.

The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors. As 65% of Trinity's 2002 revenues were generated in the USA and the USA represents approximately 43% of the worldwide diagnostics market, an overview of FDA regulation has been included below.

FDA Regulation

Our products are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug, and Cosmetic Act. The FDA's regulations govern, among other things, the following activities: product development; testing; labelling; storage; premarket clearance or approval; advertising and promotion; and sales and distribution.

Access to U.S. Market: Each medical device that the Company may wish to commercially distribute in the U.S. will likely require either 510(k) clearance or premarket application ("PMA") approval prior to commercial distribution. Devices deemed to pose relatively less risk are placed in either class I or II, which requires the manufacturer to submit a premarket notification requesting permission for commercial distribution; this is known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k) cleared device or a "preamendment" class III device (i.e., in commercial distribution since prior to May 28, 1976) for which PMA applications have not been called, are placed in class III requiring PMA approval.

510(k) Clearance Pathway: To obtain 510(k) clearance, the Company must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a "predicate device" - either a previously cleared class I or II device or a class III preamendment device, for which the FDA has not called for PMA applications. The FDA's 510(k) clearance pathway usually takes from four to 12 months, but it can last longer. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could even require a PMA approval.

PMA Approval Pathway: A device that does not qualify for 510(k) clearance generally will be placed in class III and required to obtain PMA approval, which requires proof of the safety and effectiveness of the device to the FDA's satisfaction. A PMA application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. In addition, an advisory committee made up of clinicians and/or other appropriate experts is typically convened to evaluate the application and make recommendations to the FDA as to whether the device should be approved. Although the FDA is not bound by the advisory panel decision, the panel's recommendation is important to the FDA's overall decision making process. The PMA approval pathway is more costly, lengthy and uncertain than the 510(k) clearance process. It generally takes from one to three years or even longer. After approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process.

Clinical Studies: A clinical study is generally required to support a PMA application and is sometimes required for a 510(k) premarket notification. Such studies generally require submission of an application for an Investigational Device Exemption ("IDE") showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. In vitro diagnostic devices ("IVD's"), however, are generally exempt from IDE requirements, provided that the testing (i) does not require an invasive sampling procedure that presents a significant risk; (ii) does not by design or intention introduce energy into a subject; and (iii) is not used for a diagnostic determination without confirmation of the diagnosis by another, medically established diagnostic device or procedure.

IVD manufacturers also must establish distribution controls to assure that IVD's distributed for the purpose of conducting research or clinical investigations are used only for that purpose and are not commercialized. Pursuant to current FDA policy, manufacturers of IVD's labeled for research use only ("RUO") or investigational use only ("IUO") are strongly encouraged by the FDA to establish a certification program under which investigational IVD's are distributed to or utilized only by individuals, laboratories, or health care facilities that have provided the manufacturer with a written certification of compliance indicating that the RUO or IUO product will be restricted in use and will, among other things, meet Institutional Review Board approval and informed consent requirements.

The Company has developed tests, software and instrument systems that it distributes in the United States on an RUO or IUO basis. Failure of the Company or recipients of the Company's RUO and IUO devices to comply with the regulatory limitations on the distribution and use of such devices could result in enforcement action by the FDA that would adversely affect the Company's ability to distribute the tests prior to obtaining FDA clearance or approval. Such restrictions could have a material adverse effect on the Company's revenues, earnings and financial standing.

Product under FDA Review: The Company's complete PMA application for the UniGold HIV Test was filed as of March 27, 2003. The PMA application was supported by clinical data involving 9,000 samples. The FDA is reviewing the PMA application and clinical data. No assurance can be given that the necessary PMA approval for the UniGold HIV Test will be granted on a timely basis, if at all. Delays in the receipt of, or a failure to receive, such PMA approval could have a material adverse effect on the Company's revenues, earnings and financial standing.

Postmarket Regulation

After the FDA permits a device to enter commercial distribution, numerous regulatory requirements apply, including: the Quality System Regulation ("QSR"), which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process; labelling regulations; the FDA's general prohibition against promoting products for unapproved or "off-label" uses; and the Medical Device Reporting ("MDR") regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

The Company is subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements. If the FDA finds any failure to comply, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as: fines, injunctions, and civil penalties; recall or seizure of products; the issuance of public notices or warnings; operating restrictions, partial suspension or total shutdown of production; refusing requests for 510(k) clearance or PMA approval of new products; withdrawing 510(k) clearance or PMA approvals already granted; and criminal prosecution.

Some clinical laboratories prepare their own finished diagnostic tests using purchased reagents. In the past, the FDA did not generally exercise regulatory authority over these individual reagents or such finished tests. In November 1997, the FDA issued special rules for these reagents, individually termed an analyte specific reagent ("ASR"), that apply a regulatory framework to them, including restrictions on sales or promotional claims that could be made about these products and the restriction of sales to clinical laboratories certified under the Clinical Laboratory Improvements Amendments of 1988 ("CLIA") as high complexity testing laboratories. The Company sells individual reagents that fall within the ASR regulatory framework and is therefore subject to the labelling and restriction of sales requirements set forth therein.

Unanticipated changes in existing regulatory requirements or adoption of new requirements could have a material adverse effect on the Company. Any failure to comply with applicable QSR or other regulatory requirements could have a material adverse effect on the Company's revenues, earnings and financial standing. There can be no assurances that the Company will not be required to incur significant costs to comply with laws and regulations in the future or that laws or regulations will not have a material adverse effect upon the Company's revenues, earnings and financial standing.

Other FDA Regulation

Purchasers of the Company's clinical diagnostic products in the United States may be regulated under CLIA and related federal and state regulations. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections. The regulations promulgated under CLIA established three levels of diagnostic tests ("waived", "moderately complex" and "highly complex") and the standards applicable to a clinical laboratory depend on the level of the tests it performs. CLIA requirements may prevent some clinical laboratories from using any or all of the Company's diagnostic products. There can be no assurance that the CLIA regulations and future administrative interpretations of CLIA will not have a material adverse impact on the Company by limiting the potential market for the Company's products.

Export of products subject to 510(k) notification requirements, but not yet cleared to market, are permitted without FDA export approval, if statutory requirements are met. Unapproved products subject to PMA requirements can be exported to any country without prior FDA approval provided, among other things, they are not contrary to the laws of the destination country, they are manufactured in substantial compliance with the QSR, and have been granted valid marketing authorization in Australia, Canada, Israel, Japan, New Zealand, Switzerland, South Africa or member countries of the European Union or of the European Economic Area ("EEA"). FDA approval must be obtained for exports of unapproved products subject to PMA requirements if these export conditions are not met. There can be no assurance that the Company will meet statutory requirements and/or receive required export approval on a timely basis, if at all, for the marketing of its products outside the United States.

Regulation outside the United States

Distribution of the Company's products outside of the United States is also subject to foreign regulation. Each country's regulatory requirements for product approval and distribution are unique and may require the expenditure of substantial time, money, and effort. There can be no assurance that new laws or regulations will not have a material adverse effect on the Company's business, financial condition, and results of operation. The time required to obtain needed product approval by particular foreign governments may be longer or shorter than that required for FDA clearance or approval. There can be no assurance that the Company will receive on a timely basis, if at all, any foreign government approval necessary for marketing its products.


ORGANIZATIONAL STRUCTURE

Trinity Biotech plc and its subsidiaries ("the Group") is a manufacturer of diagnostic test kits for sale and distribution worldwide. Trinity's executive offices are located at Bray, Co. Wicklow, Ireland while its research and development, manufacturing and marketing activities are principally conducted at Trinity Biotech Manufacturing Limited, based in Bray, Co. Wicklow, Ireland, Trinity Biotech GmbH, based in Lemgo, Germany, and at Trinity Biotech (USA), MarDx Diagnostics Inc and Biopool US Inc based in Jamestown, New York State, Carlsbad, California and St. Louis, Missouri respectively.

For a more comprehensive schedule of the subsidiary and associated undertakings of the Company please refer to Note 29 of the Notes to the Consolidated Financial Statements "Group Undertakings" contained in Item 18 "Financial Statements" of this Form 20-F.

PROPERTY, PLANT AND EQUIPMENT

Trinity has four manufacturing sites worldwide, two in the USA (Jamestown, NY and Carlsbad, CA), one in Bray, Co. Wicklow, Ireland and one in Lemgo, Germany. The US and Irish facilities are each an FDA, EN and ISO approved facility. As part of its ongoing commitment to quality, Trinity is actively working on achieving the latest ISO/9001/2000 certification.

Trinity's executive offices and manufacturing and research and development facilities consisting of approximately 45,000 square feet are located at IDA Business Park, Bray, Co. Wicklow, Ireland. This facility is ISO 9001 approved and was purchased in December 1997. The facilities include offices, research and development laboratories, production laboratories, cold storage and drying rooms and warehouse space. Trinity spent US$4.2m buying and fitting out the facility. In December 1999, the Company sold the facility for net proceeds of US$5.2m and leased it back from the purchaser for 20 years. The current annual rent which is reviewed every 5 years is set at E.392,337 (US$389,687). In July 2000, the Company entered intO a 20 year lease for a 25,000 square foot warehouse adjacent to the existing facility at an annual rent of E.190,455 (US$189,167). The Company also envisages that further premises may potentially be required by it and, for that purpose, has entered into a four years eleven month lease at E.28,568 (US$28,375) per annum over adjacent lands. On November 20, 2002 the Company signed an agreement for lease with the lessor for offices that are currently being constructed on part of these lands. The lease is expected to commence in quarter three 2003 on terms similar to that for the warehouse. (See
Item 7 - Major Shareholders and Related Party Transactions).

Trinity Biotech USA operates from a 24,000 square foot FDA and ISO 9001 approved facility in Jamestown, New York. The facility was purchased by Trinity USA in 1994. Additional warehousing space is also leased in upstate New York at an annual rental charge of US$34,642.

MarDx operates from two facilities in Carlsbad, California. The first facility comprises 21,500 sq feet and is the subject of a 5 year lease, renewed in July 2001, at an annual rental cost of US$212,640. The second adjacent facility comprises 14,500 square feet and is the subject of a 5 year lease, renewed in July 2001, at an annual rental cost of US$130,200.

Arising from the acquisition of the Biopool hemostasis business, Trinity currently operates from an additional facility located in Umea, Sweden. The Umea facility is 12,500 square feet and the annual rental is US$170,000. The lease expires in December 2004.

Arising from the acquisition of the Sigma hemostasis division in 2002, Trinity acquired a manufacturing/office facility of 55,000 sq ft in Lemgo, Germany. This facility is owned by Trinity Biotech GmbH.

Additional office space is leased by the Company in Ireland and St, Louis, Missouri at an annual cost of US$114,249 and US$78,089 respectively.


ITEM 5                     OPERATING AND FINANCIAL REVIEW
                                  AND PROSPECTS

GENERAL

Trinity was incorporated in Ireland in January 1992. The Company was organised to acquire, develop and market technologies for rapid in-vitro blood and saliva diagnostics for HIV and other infectious diseases. In October 1992, Trinity completed an initial public offering in the United States in which it raised net proceeds in excess of US$5 million. In October 1993, Trinity took a controlling interest in DDI and in October 1994, merged Trinity's wholly-owned US subsidiary into DDI so that DDI became a wholly-owned subsidiary of Trinity. DDI was the surviving legal entity in the merger and was subsequently renamed Trinity Biotech Inc ("TBI"). In December 1994, Trinity acquired the remaining 50% of FHC which its subsidiary TBI did not own. During 1995, Trinity raised net proceeds in excess of US$6 million as a result of a private placement of the Company's shares. In February 1997, the Company purchased the entire share capital of Clark Laboratories Inc ("Clark"), which now trades as Trinity Biotech USA, and in June 1997, the Company purchased the entire share capital of Centocor UK Holdings Ltd ("Centocor"). In 1998, the Company made four product line acquisitions: the acquisition of the Microzyme and Macra Lp(a) product lines in June 1998 and the acquisition of the MicroTrak and Cambridge Diagnostics HIV product lines in September 1998. The manufacture of these product lines has been transferred to the Company's Jamestown, NY and Bray, Co. Wicklow, Ireland manufacturing facilities. In March 2000, the Company purchased 100% of the share capital of MarDx Diagnostics Inc ("MarDx") and in December 2000, the assets and goodwill of Bartels Inc were acquired. The Bartels plant in Seattle closed in June 2001 and production has been transferred to the Californian, New York and Irish factories. In October 2001, the Company purchased the Amerlex hormone business of Ortho Clinical Diagnostics and in December 2001 the Company acquired the assets and goodwill of the Biopool hemostasis business. In October 2001, Trinity established a direct sales operation in Germany, Trinity Biotech GmbH. In August 2002, Trinity acquired the hemostasis division of Sigma Diagnostics, part of Sigma-Aldrich. The Sigma diagnostics hemostasis business comprises a comprehensive portfolio of reagents manufactured in St Louis, Missouri and the Amelung range of automated and semi-automated instruments manufactured in Lemgo, Germany. Trinity intends to transfer the Sigma hemostasis test manufacturing from St. Louis to the Irish facility, with the transfer scheduled for completion in Q3 2003. On September 30, 2002, Trinity closed the hemostasis manufacturing facility in Ventura, California which it had acquired from Xtrana, (Biopool), and has integrated these operations into the Wicklow manufacturing facility in Ireland. Trinity also acquired the speciality clinical chemistry business from Sigma Diagnostics in December 2002. This business consists of several specialised products that are clearly differentiated in the marketplace, including ACE, Bile Acids, Lactate, Oxalate and G6PDH. During 2002, Trinity established a small direct sales operation in the United Kingdom to handle the Sigma hemostasis and clinical chemistry product lines.

In October 2000, Trinity subscribed for a 33.3% shareholding in HiberGen Limited ("HiberGen"). In July 2001 the Company subscribed for a further 300,000 Ordinary Shares in HiberGen, increasing its shareholding to 40%. On April 3, 2002, the Company increased its shareholding to 42.9% by the acquisition of a further 165,000 Ordinary Shares in HiberGen Limited. The consideration of US$201,874 was satisfied by the issue of 156,189 'A' Ordinary Shares in Trinity Biotech plc.

In May 1999 Trinity obtained a secondary listing on the Irish Stock Exchange and in April 2000 raised US$13.4m by the issue of 4 million Class 'A' Ordinary Shares to institutional investors.

Trinity's financial statements include the attributable results of seven trading entities - Trinity Biotech Manufacturing Limited, Trinity Biotech (USA), Biopool US Inc, MarDx Diagnostics Inc, Biopool AB, Trinity Biotech (UK Sales) Limited and Trinity Biotech GmbH which are engaged in the manufacture and sale of diagnostic test kits, and a share of the loss of the associate undertaking, HiberGen. This discussion covers the years ended December 31, 2002, December 31, 2001 and December 31, 2000 and should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with Irish GAAP which differs from US GAAP as indicated in Note 28 to the Consolidated Financial Statements.

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

Under US GAAP, following our adoption of SFAS 142 and SFAS 144 on January 1, 2002, we have ceased to amortize goodwill. In lieu of amortization, we are required to perform an initial impairment review of our goodwill. On January 1, 2002 the Group performed the required impairment review of goodwill and indefinite-lived intangible assets and determined that there was no impairment. On December 31, 2002 the Group performed a further impairment test of goodwill and indefinite-lived intangible assets and concluded that there was no impairment in the carrying value of these assets at this date.

Allowance for slow-moving and obsolete inventory

We evaluate the realizability of our inventory on a case-by-case basis and make adjustments to our inventory reserve based on our estimates of expected losses. We write off any inventory that is approaching its "use-by" date. We also consider recent trends in revenues for various inventory items and instances where the realizable value of inventory is likely to be less than its carrying value.

Allowance for doubtful debts

We make judgements as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivables. In determining the provision, we analyze our historical collection experience and current economic trends. If the historical data we use to calculate the allowance provided for doubtful debts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

Accounting for income taxes

Significant judgement is required in determining our worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of income sharing and cost reimbursement arrangements among related entities, the process of identifying items of income and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in that period in which such determination is made.

Impairment or disposal of long-lived assets

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a Segment of a Business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company has adopted SFAS 144 as of January 1, 2002. It has had no material impact on the results of the Company.

RESULTS OF OPERATIONS

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Trinity's consolidated revenues for the year ended December 31, 2002 were US$51,979,756 compared to consolidated revenues of US$37,064,573 for the year ended December 31, 2001. The growth in revenues of 40% was due to a combination of factors including organic growth of existing product lines, the full integration of the Biopool acquisition which was acquired in December 2001, the added contribution from the Sigma hemostasis product line from August 2002 and the introduction of the Sigma speciality clinical chemistry product line with effect from December 2002.

The gross margin for the year ended December 31, 2002 was 49.3% compared to 51% for the year ended December 31, 2001. The decrease in gross margin is partly explained by differing product mixes and the inefficiencies associated with transferring acquisitions. The quarter four margin increased to 52.3% from 51.6% in the comparative period last year.

Net interest increased to US$648,492 in 2002 compared to US$329,919 in 2001. The increased level of interest reflects the Company's higher level of net debt during the year.

Research and development ("R&D") expenditure increased to US$4,470,745 in 2002. This represents 8.6% of consolidated revenues and is comparable to the R&D spend in 2001 of US$2,779,729 or 7.5% of consolidated revenues. The increase in relative terms is in part explained by the inclusion of a full year's R&D expenditure for the acquisitions made in 2001 and a part year's spend for the 2002 acquisitions. Normal administrative expenses for the year ended December 31, 2002 amounted to US$14,682,008 compared to US$10,307,812 for the year ended December 31, 2001. SG&A costs in normal administrative expenses amount to US$12,277,487 in 2002, an increase from US$8,478,677 in 2001. This is a 45%
increase in the absolute level of these costs and reflects the significant increase in the size of the direct sales force in the USA, Germany and the UK. In relative terms the indirect cost base is 23.6% of consolidated revenues which is comparable with the ratio attained in 2001. Amortization increased to US$2,404,521 in 2002 compared to US$1,829,135 in 2001 as a result of the inclusion of a full year's amortization charge on the goodwill relating to the Biopool acquisition completed in December 2001 and the commencement of amortization on the Sigma clinical chemistry product line in quarter four 2002. There was no exceptional administrative charge recognised in 2002. An exceptional administrative expense of US$3,650,000 was recognised in 2001. Of this charge US$2,850,000 relates to commitments made on the acquisition of the assets and goodwill of the Biopool hemostasis business on December 21, 2001 primarily to make payments to employees for redundancy, and plant closure costs, including commitments for onerous leasing arrangements. The Biopool facility in Ventura, California was closed in September 2002. The balance of the exceptional charge of US$800,000 relates to the acquisition of Bartels Inc on December 8, 2000. This charge comprised payments to employees so as to ensure the effective transfer of the business from Seattle to other facilities. The restructuring programme at Bartels was implemented during the first two quarters of 2001 and the Seattle facility was closed on June 8, 2001.

A tax charge of US$499,501 was incurred in the year which reflects the continuing movement of the Company into a tax paying position as net operating losses carried forward are offset by profits.

As a result of the above profit after tax and exceptionals in 2002 amounted to US$5,010,317 compared to US$1,449,348 in 2001. The profit before exceptionals in 2001 was US$5,099,348.

Increase in turnover in the Irish reportable segment during 2002 of US$10,451,486 is attributable to additional revenues generated from (i) the inclusion of the first full year of the manufacture of the Bartels product line following its transfer to the Irish manufacturing facility and (ii) the acquisition of the Sigma and Biopool hemostasis businesses in August 2002 and December 2001 respectively. Increased revenues and overhead synergies achieved from the above acquisitions, exceeded the direct costs of transferring the product lines to Ireland, resulting in operating income in this reportable segment of US$3,729,361 for the year ended 31 December 2002 as compared to an operating loss of US$179,902 for the year ended 31 December 2001. Inclusion of a full year's revenues generated from the Biopool and Sigma hemostasis businesses has contributed to the increase in revenues of US$4,463,597 during 2002 in the US reportable segment. The indirect costs associated with the acquired product lines, principally the cost of the direct sales force in the US, has been offset by the benefit of additional revenues generated during the year, resulting in an overall increase in operating income of US$368,780 in the US reportable segment in the financial year ended 31 December 2002.

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

Normal administrative expenses for the year ended December 31, 2001 amounted to US$10,307,812 compared to US$5,157,504 for the year ended December 31, 2000. This significant increase reflects the costs incurred in these areas by the companies acquired in 2000 and 2001 plus the direct sales investment in Germany and the USA. Amortization increased to US$1,829,135 compared to US$1,303,290 in 2000 as a result of the commencement of amortization on certain product lines and the new acquisitions. An exceptional administrative expense of US$3,650,000 was recognised in the figures for 2001. This was described in more detail in the preceding paragraphs detailing the Company's performance in 2001.

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

There was no significant movement in revenues in the Irish reportable segment during 2001. The decrease in revenue for the Irish reportable segment for the year ended 2001 compared to 2000 was a result of greater emphasis on the acquired businesses and a small decrease in revenue generated by an older product line. Operating loss incurred in the Irish reportable segment during 2001 resulted from the inclusion of costs associated with the acquisitions completed in 2000 and the higher level of inflation in Ireland in 2001 as compared to 2000. Significant increase in sales revenues in the US reportable segment in 2001 as compared to 2000 resulted from the successful acquisition and integration of Bartels Inc acquired in December 2000. The benefit of additional revenues from this business was noted during the financial year ended December 2002. Significant costs associated with the reorganization and transfer of this business were incurred during 2001. Transfer costs resulted in a decrease in operating income to US$2,360,169 during 2001 in the US reportable segment as compared to US$3,309,179 in 2000. The Company recognized an exceptional administrative charge of US$2,850,000 in the year ended 2001 relating to the transfer of the Biopool facility, and an additional charge of US$800,000 relating to the transfer of the Bartels business from Seattle, Washington to Bray, Ireland. The comparable charge in 2000 was US$1,287,000 relating to the transfer of the Bartels business.

LIQUIDITY AND CAPITAL RESOURCES

In December 1999, the Company completed a private placement of (i) US$3,500,000 principal amount of 7.5% Convertible Debentures and (ii) 483,701 warrants (the "First Warrants") to purchase 'A' Ordinary Shares of the Company, which resulted in aggregate gross proceeds to the Company of US$3,500,000. The debentures were convertible into 'A' Ordinary Shares of the Company at a price of US$1.80. During 2000, US$1,875,000 of the US$3,500,000 principal amount of the debenture was converted into 1,041,667 Class 'A' Ordinary Shares of the Company. During 2001, US$625,000 of the remaining balance of the debenture was redeemed. The remaining balance of the principal amount was rolled over in November 2002 at an annual interest rate of 6% and a conversion price of US$1.50. Since the year end the debenture has been fully converted into 666,667 Class 'A' Ordinary Shares of the Company.

In November 2002, the Company completed a private placement of (i) US$2,500,000 principal amount of 5.25% convertible debentures and (ii) 50,000 warrants to purchase 'A' Ordinary Shares of the Company (see Item 18 "Financial Statements"). The debentures bore interest at a rate of 5.25% per annum and were convertible into Class 'A' Ordinary Shares of the Company at a price of US$1.50. Since the year end, the debenture has been fully converted into 1,666,667 Class 'A' Ordinary Shares of the Company.

In relation to the First Warrants, 333,701 were each exercisable to purchase one 'A' Ordinary Share of the Company at US$1.74 per share and the remaining 150,000 were each exercisable to purchase one 'A' Ordinary Share of the Company at US$1.80 per share. 100,000 of these warrants were exercised to purchase 'A' Ordinary Shares in the Company in 2000. The balance of these warrants expired unexercised on June 25, 2002. The Second Warrants are each exercisable to purchase one 'A' Ordinary Shares of the Company at US$1.50.

In March 2000, Trinity paid US$4,208,279 for 100% of the share capital of MarDx. This acquisition was funded through the issuance of shares to the value of US$2,163,287 and cash of US$2,044,992. In October 2000, the Company acquired 33% of the share capital of HiberGen for a consideration of US$1,371,642 which was satisfied by cash of US$1,185,197 and shares to the value of US$186,445. In July 2001, the Company subscribed for a further 300,000 Ordinary Shares in HiberGen, increasing its shareholding to 40% at a cost of US$309,399. In December 2000, the assets and goodwill of Bartels Inc were acquired for a consideration of US$9,463,974 which was satisfied with shares to the value of US$3,190,000, a promissory note of US$350,000 and cash of US$5,923,974. The promissory note was settled in 2001.

In October 2001, Trinity purchased the Amerlex hormone business of Ortho Clinical Diagnostics for a total consideration of US$877,797. The consideration was satisfied in cash. In December 2001, the Company acquired the assets and goodwill of the Biopool hemostasis business for a total consideration of US$6,409,329, after costs, satisfied in cash and deferred consideration. The deferred consideration of US$2,591,500 was payable in three instalments of US$855,200, US$1,166,200 and US$570,100 on December 21, 2002, 2003 and 2004
respectively. The deferred consideration was not conditional on any future event and has been fully settled.

On August 27, 2002, Trinity Biotech purchased the hemostasis division of Sigma Diagnostics for a total consideration of US$1,422,802. The consideration was satisfied in cash. On November 27, 2002, the Company also acquired the speciality clinical chemistry product line from Sigma Diagnostics for a total consideration of US$4,436,188 satisfied in cash and deferred consideration. The cash consideration was partly financed by the issue of US$2.5m of convertible debentures. The first instalment of US$1,010,000 of the deferred consideration was paid on May 27, 2003. The second instalment of US$800,000 is payable on November 27, 2003.

As at December 31, 2002, Trinity's consolidated cash and cash equivalents were US$5,768,401. This compares to cash and cash equivalents of US$5,281,976 at December 31, 2001. The increase is due to a cash inflow of US$3,873,391 from operations, the issue of share capital, the drawdown of financial facilities and the issue of convertible debentures, offset by the repayment of bank borrowings and cash payments for the purchase of businesses and fixed assets. This resulted in net cash inflows of US$486,425 during the year.

A significant portion of the Company's activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Company's Euro expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, the Company pursues a formalised treasury policy which aims to sell US Dollars forward to match uncovered Euro expenses at exchange rates lower than budgeted exchange rates. The Company's current hedging policy is to cover forward for a minimum of six months. The Company expects that its forward contracts as at December 31, 2002 will have a positive impact on the cashflows of the business. At December 31, 2002 forward contracts with a carrying value of US$Nil had a fair value of US$711,352.

As at December 31, 2002, year end borrowings were US$14,175,446 and cash in hand was US$5,768,401. For a more comprehensive discussion of the Company's level of borrowings at the end of 2002, the maturity profile of the borrowings, the Company's use of financial instruments, its currency and interest rate structure and its funding and treasury policies please refer to Item 11 "Qualitative and Quantitative Disclosures about Market Risk". In June 2003, Trinity completed a new US$10,000,000 club banking facility with Allied Irish Bank plc and Bank of Scotland (Ireland) Ltd. The new facility consists of a five year term loan of US$5,000,000 and a one year revolver of US$5,000,000. This facility was partly used to repay existing loans and the loan notes payable to Xtrana, Inc. Trinity believes that, with further funds generated from operations, it will have sufficient funds to meet its capital commitments and continue operations for the foreseeable future. If operating margins on sales were to decline substantially or the Company was to make a large and unanticipated cash outlay, the Company would have further funding requirements. If this were the case, there can be no assurance that financing will be available at attractive terms, or at all. The Company believes that success in raising additional capital or obtaining profitability will be dependent on the viability of its products and their success in the market place.

IMPACT OF INFLATION

Although Trinity's operations are influenced by general economic trends, Trinity does not believe that inflation had a material effect on its operations for the periods presented. Management believes, however, that continuing national wage inflation in Ireland and the impact of inflation on costs generally will result in a sizeable increase in the Irish facility's operating costs in 2003.

IMPACT OF CURRENCY FLUCTUATION

Trinity's revenue and expenses are affected by fluctuations in currency exchange rates especially the exchange rate between the US Dollar and the Euro. Trinity's revenues are primarily denominated in US Dollars, its expenses are incurred principally in Euro and US Dollars. The recent weakening of the US Dollar could have an adverse impact on future profitability. Management are actively seeking to increase the size of the Euro revenue base to mitigate this risk. The revenues and costs incurred by US subsidiaries are denominated in US Dollars.

Trinity holds most of its cash assets in US dollars. As Trinity reports in US Dollars, fluctuations in exchange rates do not result in exchange differences on these cash assets.

EXCHANGE RATES

Fluctuations in the exchange rate between the Euro and the US dollar may impact on the Company's Euro monetary assets and liabilities and on Euro expenses and consequently the Company's earnings.

RESEARCH AND PRODUCTS UNDER DEVELOPMENT

HISTORY

Trinity has invested considerable funds in research and development over the past number of years. It has developed a platform technology for its rapid UniGold(TM) tests and, arising from this, the Company has focused on developing rapid tests for certain infectious diseases utilizing this platform. The following tests have already been successfully developed:

Hepatitis B
HIV (recombinant protein format)
H. pylori
Malaria
Strep A (CLIA Waivable)

A research project is presently underway to develop a rapid test for influenza A and B using the UniGold(TM) technology.

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

Microtitre Plate Development Group

Development of microtitre plate assay for the detection of HSV-1 and HSV-2

The Company is developing HSV-1 and HSV-2 specific tests to complement its HSV-1/2 tests. HSV-2 causes more serious complications to pregnant women and HSV-2 positive patients are more susceptible to contracting HIV. These type specific tests will utilize recombinant proteins rather than the less specific viral lysates in the older generations of these products.

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

Redevelopment of the Captia Products

The Syphilis IgG product has been re-developed making these kits more user friendly and compatible with automated assay systems. These re-optimizations include the introduction of a one step tracer, the addition of a stop solution and including a stable one component, ready to use substrate.

Rapid Development Group

Development of Recombinant HIV UniGold(TM) Test

This represents a modification of Trinity's UniGold HIV Test using recombinant proteins as opposed to peptides for the test. These recombinant proteins are manufactured by Trinity and allow the UniGold(TM) HIV Test to be produced in a more cost-effective manner. Development of this product has been completed. All clinical and non-clinical trials have been concluded and Trinity's PMA (pre-market application) modules have been submitted to the FDA.

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

HIV 1 / 2 Western Blot

Trinity has developed a western blot test for detecting antibodies to HIV 1 and HIV 2 that is presently undergoing clinical trials in Africa and the USA. The product is now available for sale outside the USA.

Immunofluorescent Assay Development Group

The development department in Trinity has recently been expanded to include a group that will work exclusively on redesigning various immunofluorescent assays from indirect assays to direct assays. This redevelopment will make the products more user friendly and reduce assay time.

For the 12 months ended December 31, 2002, the Company spent US$4,470,745 on research and development. This expenditure is broken down into salary costs, reagents, consultancy fees and other related costs. The comparable net expenditure in 2001 and 2000 was US$2,779,729 and US$2,681,220 respectively.

TREND INFORMATION

For information on trends in future operating expenses and capital resources, see "Results of Operations", "Liquidity and Capital Resources" and "Impact of Inflation" under Item 5.

ITEM 6
                         DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

Name                                         Age                  Title
Ronan O'Caoimh                               47                   Chairman of the Board of Directors
                                                                  Chief Executive Officer

Brendan K. Farrell                           55                   Director, President

James Walsh Ph.D.                            44                   Director, Chief Operating Officer

Rory Nealon                                  35                   Director, Chief Financial Officer, Company Secretary

Denis R. Burger, Ph.D.                       59                   Non Executive Director

Peter Coyne                                  44                   Non Executive Director

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

RORY NEALON, CHIEF FINANCIAL OFFICER, joined Trinity as Chief Financial Officer and Company Secretary in January 2003. Prior to joining Trinity, he was Chief Financial Officer of Conduit plc, an Irish directory services provider with operations in Ireland, the UK, Austria and Switzerland. Prior to joining Conduit he was an Associate Director in AIB Capital Markets, a subsidiary of AIB Group plc, the Irish banking group. Mr. Nealon holds a Bachelor of Commerce degree from University College Dublin, is a Fellow of the Institute of Chartered Accountants in Ireland, a member of the Institute of Taxation in Ireland and a member of the Institute of Corporate Treasurers in the UK.

Mr. Nealon replaces Mr. Maurice Hickey who resigned from the board in December 2002.

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

                     COMPENSATION OF DIRECTORS AND OFFICERS

The remuneration committee is responsible for determining the remuneration of the executive directors. The basis for the executive directors' remuneration and level of annual bonuses is determined by the remuneration committee of the board. In all cases, performance bonuses and the granting of share options are subject to stringent performance criteria. The remuneration committee consists of Dr. Denis Burger (committee chairman and senior independent director), Mr. Peter Coyne and Mr. Ronan O'Caoimh. Directors' remuneration shown below comprises salaries, pension contributions and other benefits and emoluments in respect of executive directors. Non-executive directors are remunerated by fees and the granting of share options. Non-executive directors who perform additional services outside the normal duties of a director receive additional fees. The fees payable to non-executive directors are determined by the Board. Each director is reimbursed for expenses incurred in attending meetings of the board of directors.

                                    Performance      Defined
Director               Salary/         related     contribution      Total          Total
US$                    Benefits         bonus        pension          2002           2001
                     ------------   ------------   ------------   ------------   ------------
Ronan O'Caoimh            303,675         70,175         48,092        421,942        356,555

Brendan Farrell           224,068         50,125         23,699        297,892        251,794

Maurice Hickey            191,110         31,339         13,186        235,635        140,088

Jim Walsh                 224,554         50,125          9,729        284,408        252,684
                     ------------   ------------   ------------   ------------   ------------

                          943,407        201,764         94,706      1,239,877      1,001,121
                     ------------   ------------   ------------   ------------   ------------

                                              Total       Total
Non-executive director           Fees         2002         2001
US$                          ----------   ----------   ----------

Denis R. Burger                  10,000       10,000       10,000

Peter Coyne                      10,000       10,000        1,877
                             ----------   ----------   ----------
                                 20,000       20,000       11,877
                             ----------   ----------   ----------

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

In accordance with the Articles of Association of the Company, Mr. Peter Coyne retired by rotation and, being eligible, offered himself for re-election and was re-elected as a director at the Annual General Meeting of the Company held on May 23, 2003. Furthermore, Mr. Rory Nealon, who was co-opted to the board during the year following the resignation of Mr. Maurice Hickey, and who retired in accordance with the Articles of Association, was also re-elected.

The board has established audit and remuneration committees. The functions and membership of the remuneration committee is described above. The audit committee is responsible to the board for the review of the quarterly and annual reports and ensuring that an effective system of internal controls is maintained. It also appoints the external auditors, reviews the scope and results of the external audit and monitors the relationship with the auditors. The audit committee comprises the two independent non-executive directors of the Company, Mr. Peter Coyne (committee chairman) and Dr. Denis Burger, and Mr. Rory Nealon, Chief Financial Officer.

                                    EMPLOYEES

As of December 31, 2002, Trinity had 580 employees consisting of a research director and 40 research scientists and technicians, 389 manufacturing and quality assurance employees, and 150 finance, administration and marketing staff. Trinity's future hiring levels will depend on the growth of revenues.

The geographic spread of the Company's employees was as follows: 263 in Bray, Co. Wicklow, Ireland, 96 in Germany, 22 in Sweden, 3 in the United Kingdom and 196 in its US operations.

                                STOCK OPTION PLAN

The board of directors has adopted the Employee Share Option Plan 2003 (the "Plan"), the purpose of which is to provide Trinity's employees, consultants, officers and directors with additional incentives to improve Trinity's ability to attract, retain and motivate individuals upon whom Trinity's sustained growth and financial success depends. The Plan is administered by a compensation committee designated by the board of directors. The aggregate maximum number of 'A' Ordinary shares of Trinity available for awards under the Plan is 3,000,000 subject to adjustments to reflect changes in Trinity's capitalization. Options under the Plan may be awarded only to employees, officers, directors and consultants of Trinity.

The exercise price of options is determined by the compensation committee. The term of an option will be determined by the compensation committee, provided that the term may not exceed seven years from the date of grant. All options will terminate 90 days after termination of the option holder's employment, service or consultancy with Trinity (or one year after such termination because of death or disability). Under certain circumstances involving a change in control of Trinity, the committee may accelerate the exercisability and termination of the options. As of May 31, 2003, 5,141,875 of the options outstanding were held by directors and officers of Trinity.

As of May 31, 2003 the following options were outstanding:

                              Number of 'A' Ordinary Shares     Range of
                              Subject to Option                 Exercise Price
                                                                per Share
Total Options Outstanding           8,842,840                   US$0.81-US$5.00

In addition, the Company granted warrants to purchase 940,405 Class 'A' Ordinary Shares at prices ranging from $1.50 to $2.75 to agents who were involved in the Company's Private Placements in 1994, 1995 and 1999 and the debenture issues in 1997, 1999 and 2002. A further warrant to purchase 100,000 Class 'A' Ordinary Shares was granted to a consultant of the Company. As of May 31, 2003 there were warrants to purchase 392,201 Class 'A' Ordinary Shares in the Company outstanding.


ITEM 7
                             MAJOR SHAREHOLDERS AND
                           RELATED PARTY TRANSACTIONS

As of May 31, 2003 Trinity has outstanding 41,750,169 'A' Ordinary shares and 700,000 'B' Ordinary shares. Such totals exclude 9,235,041 shares issuable upon the exercise of outstanding options and warrants.

The following table sets forth, as of May 31, 2003, the Trinity 'A' Ordinary Shares and 'B' Ordinary Shares beneficially held by (i) each person known by Trinity to beneficially hold 5% or more of such shares, (ii) each director and officer of Trinity, and (iii) all officers and directors as a group. Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated. The Company is not controlled by another corporation or government.

                                    Number of                         Number of
                                  'A' Ordinary        Percentage     'B' Ordinary      Percentage    Percentage
                                     Shares          Outstanding        Shares         Outstanding     Total
                                  Beneficially       'A' Ordinary    Beneficially     'B' Ordinary     Voting
                                     Owned              Shares          Owned             Shares        Power
                                ----------------     ------------    ------------     ------------   ----------
Ronan O'Caoimh                     2,060,432 (1)         4.7%                0              0            4.5%

Brendan Farrell                    1,352,043 (2)         3.1%                0              0            3.0%

Rory Nealon                                0 (3)           0%                0              0              0%

Jim Walsh                          1,232,948 (4)         2.8%                0              0            2.7%

Denis R. Burger                      685,000 (5)         1.6%                0              0            1.5%

Peter Coyne                                0 (6)           0%                0              0              0

Potenza Investments, Inc                   0               0           500,000 (7)       71.4%           2.2%
("Potenza")
Statenhof Building, Reaal 2A
23 50AA Leiderdorp, Netherlands

The Tailwind Fund Limited          2,373,701 (8)         5.7%                0              0            5.6%

Officers and Directors
as a group (6 persons)             5,330,423(1)(2)(3)(4)(5)(6) 12.1%         0              0           11.7%

(1)      Includes 689,777 shares issuable upon exercise of options.

(2)      Includes 845,208 shares issuable upon exercise of options.

(3)      None of options presently held have vested

(4)      Includes 513,333 shares issuable upon exercise of options.

(5) Includes 50,000 of 100,000 owned by Sovereign Ventures, a general partnership owned 50% by Denis Burger which are included in the shares deemed owned by Dr. Burger, and 294,000 shares issuable upon exercise of options.

(6)      None of options presently held have vested

(7) Includes shares beneficially owned by SRL (350,000 'B') and Brindisi Investments Inc. (150,000 'B'). SRL has advised Trinity that Potenza owns a majority of SRL's common stock. These 'B' shares have two votes per share.

(8)      Based on Schedule 13G filed by The Tail Wind Fund Ltd. on January 8,
         2003


                           RELATED PARTY TRANSACTIONS

The Company has entered into various arrangements with JRJ Investments ("JRJ"), a partnership owned by Mr. O'Caoimh and Dr. Walsh, directors of the Company, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. It has entered into an agreement with JRJ pursuant to which the Company has taken a lease of premises adjacent to the existing facility for a term of 20 years at a rent of E.7.62 per square foot ("the Current Extension"). The lease commenced on the newly completed 25,000 square foot building in July 2000. The Company also envisages that a further premises may potentially be required by it and, for that purpose, has entered into a four years eleven month lease at E.28,568 per annum over adjacent lands with JRJ. On November 20, 2002, the Company signed an agreement for lease with JRJ for offices that are currently being constructed on part of these lands. The lease is expected to commence in quarter three on terms similar to that for the Current Extension. Independent valuers have advised the Company that the rent fixed in respect of the Current Extension, the agreement for lease and the adjacent lands represents a fair market rent. The rent for any future property constructed will be set at the then open market value. The Company and its directors (excepting Mr. O'Caoimh and Dr. Walsh who express no opinion on this point) believe that the arrangements entered into represent a fair and reasonable basis on which the Company can meet its ongoing requirements for premises.

ITEM 8

                              FINANCIAL STATEMENTS

                                LEGAL PROCEEDINGS

DISPUTE REGARDING THE ACQUISITION FROM XTRANA INC.

On December 19, 2002, Trinity filed a lawsuit against Xtrana, Inc. ("Xtrana") in the United States District Court for the Southern District of New York in connection with an Asset Purchase Agreement entered into between Trinity and Xtrana as of November 9, 2001. After the Asset Purchase Agreement was finalised, Xtrana entered into a consent judgement with Instrumentation Laboratories ("IL") in which it admitted that one of the products listed in the Asset Purchase Agreement (identified as "Bioclot") infringed on patents held by IL. Trinity asserted claims against Xtrana for breach of contract, breach of the implied covenant of good faith and fair dealing, unjust enrichment, common law fraud, negligent misrepresentation and violation of the Delaware Consumer Fraud Act as a result of misrepresentations made by Xtrana regarding the IL lawsuit and for entering into the consent judgement. The Company sought damages of not less than US$1,200,000 from Xtrana and punitive damages of not less than US$3,000,000.

On or about January 17, 2003 Xtrana filed an answer to the complaint filed by the Company and counterclaims against the Company for tortuous interference with prospective economic advantage, breach of contract for failure to pay promissory notes in connection with the Asset Purchase Agreement, breach of covenant of good faith and fair dealing and seeking a declaratory judgement that the Company is obligated to make payments under the promissory notes. Xtrana sought not less than US$27,000,000 for each of its claims and punitive damages of not less than US$30,000,000 on its claims for tortuous interference and breach of covenant of good faith and fair dealing.

On June 16, 2003 Trinity and Xtrana settled this litigation. Pursuant to the terms of the Settlement Agreement entered into between the parties, Trinity agreed to pay Xtrana the amounts due on two promissory notes of US$1,166,200 and US$570,100, together with interest thereon as provided in the notes, less US$225,000, and less US$24,148.03, which represented the amount due and owing by Xtrana to Trinity as of May 31, 2003 pursuant to a Letter Agreement, dated December 20, 2001, between Trinity and Xtrana, relating to a third party. The total amount of the settlement payment made by Trinity to Xtrana was US$1,505,942.10.

The parties also agreed that, following Xtrana's receipt of the settlement payment, they would cause the litigation to be dismissed with prejudice and without costs to any party. The parties also released each other from any claims arising from or in connection with the notes due from Trinity to Xtrana, the litigation, the security agreements entered into between the parties, the Asset Purchase Agreement made as of November 9, 2001 and any other matter whatsoever, except for the parties executory obligations as set forth in the settlement agreement.

ITEM 9
                              THE OFFER AND LISTING

Trinity's American Depository Shares ("ADS's") are listed on the NASDAQ Small Cap Market under the symbol "TRIB". The Company's Class B Warrant (symbol "TRIZF"), expired on February 28, 1999. Each ADS represents one 'A' Ordinary Share of the Company. The Company's 'A' Ordinary Shares are also listed and trade on the Irish Stock Exchange. The Company's depository bank for the ADS's is The Bank of New York. On May 30, 2003, the reported closing sale price of the ADS's was US$2.39 per ADS. The following tables set forth the range of quoted high and low sale prices of Trinity's ADS, and Class B Warrants for (a) the years ended December 31, 1998, 1999, 2000, 2001 and 2002; (b) the quarters ended March 31, June 30, September 30 and December 31, 2001; March 31, June 30, September 30 and December 31, 2002, and the quarter ended March 31, 2003; and
(c) the months of December 2002, and January, February, March, April and May 2003 as reported on NASDAQ. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                               ADS's                            Class B
                                         High         Low                  High         Low
YEAR ENDED DECEMBER 31
1998                                    $ 2.56      $  0.47               $ 0.63      $ 0.28
1999                                    $ 2.47      $  1.16               $ 0.12      $ 0.03
2000                                    $ 7.59      $  1.69
2001                                    $ 3.22      $  0.97
2002                                    $ 1.86      $  0.89

                                          ADS's
                                    High          Low
2001
Quarter ended March 31           $     3.22   $     2.00

Quarter ended June 30            $     2.50   $     1.67

Quarter ended September 30       $     1.91   $     0.97

Quarter ended December 31        $     1.84   $     1.20

2002
Quarter ended March 31           $     1.86   $     1.41

Quarter ended June 30            $     1.64   $     1.24

Quarter ended September 30       $     1.49   $     0.89

Quarter ended December 31        $     1.67   $     0.93

2003
Quarter ended March 31           $     2.44   $     1.25

MONTH ENDED
December 31, 2002                $     1.67   $     1.27
January 31, 2003                 $     1.65   $     1.25
February 28, 2003                $     1.97   $     1.52
March 31, 2003                   $     2.44   $     1.77
April 30, 2003                   $     2.83   $     2.09
May 31, 2003                     $     2.73   $     2.20

The number of record holders of Trinity's ADS's as at May 31, 2003 amounts to 1,703, inclusive of those brokerage firms and/or clearing houses holding Trinity's securities for their clientele (with each such brokerage house and/or clearing house being considered as one holder).

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

RIGHTS, PREFERENCES AND RESTRICTIONS ATTACHING TO SHARES

The 'A' Ordinary Shares and the 'B' Ordinary Shares rank pari passu in all respects save that the 'B' Ordinary Shares have two votes per share and the right to receive dividends and participate in the distribution of the assets of the Company upon liquidation or winding up at a rate of twice that of the 'A' Ordinary Shares.

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

Subject to any conditions of allotment, the directors may from time to time make calls on members in respect of monies unpaid on their shares. At least 14 days notice must be given of each call. A call shall be deemed to have been made at the time when the directors resolve to authorize such call.

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

CALLING OF AGM'S AND EGM'S OF SHAREHOLDERS

The Company must hold a general meeting as its annual general meeting each year. Not more than 15 months can elapse between annual general meetings. The annual general meetings are held at such time and place as the directors determine and all other general meetings are called extraordinary general meetings. Every general meeting shall be held in Ireland unless all of the members entitled to attend and vote at it consent in writing to it being held elsewhere or a resolution providing that it be held elsewhere was passed at the preceding Annual General Meeting. The directors may at any time call an extraordinary general meeting and such meetings may also be convened on such requisition, or in default may be convened by such requisitions, as is provided by the Companies Acts, 1963 to 2001 of Ireland. In the case of an annual general meeting or a meeting at which a special resolution is proposed, 21 clear days notice of the meeting is required and in any other case it is 7 clear days notice. Notice must be given in writing to all members and to the auditors and must state the details specified in the Articles of Association. A general meeting (other than one at which a special resolution is to be proposed) may be called on shorter notice subject to the agreement of the auditors and all members entitled to attend and vote at it. In certain circumstances provided in the Companies Acts, 1963 to 2001 of Ireland, extended notice is required. These include removal of a director. No business may be transacted at a general meeting unless a quorum is present. Five members present in person or by proxy (not being less than five individuals) representing not less than 40% of the ordinary shares shall be a quorum. The Company is not obliged to serve notices upon members who have addresses outside Ireland and the USA but otherwise there are no limitations in the Articles of Association or under Irish law restricting the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares in the Company.

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

                     EXCHANGE CONTROLS AND OTHER LIMITATIONS
                           AFFECTING SECURITY HOLDERS

Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of the Republic of Ireland dealing in domestic securities which includes shares or depository receipts of Irish companies such as Trinity, and dividends and redemption proceeds, subject to the withholding where appropriate of withholding tax as described under Item 10, are freely transferable to non-resident holders of such securities.

The Financial Transfers Act, 1992 was enacted in December 1992. This Act gives power to the Minister of Finance of the Republic of Ireland to make provision for the restriction of financial transfers between the Republic of Ireland and other countries. Financial transfers are broadly defined and include all transfers, which would be movements of funds within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADS's representing shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares, interest payments, debentures or other securities in an Irish incorporated company and payments on a liquidation of an Irish incorporated company would fall within this definition. Currently, orders under this Act prohibit any financial transfer to or by the order of or on behalf of residents of the Federal Republic of Yugoslavia, Federal Republic of Serbia, Angola and Iraq, any financial transfer in respect of funds and financial resources belonging to the Taliban of Afghanistan (or related terrorist organisations), financial transfers to the senior members of the Zimbabwean government and financial transfers to any persons, groups or entities listed in EU Council Decision 2002/400/EC of June 17, 2002 unless permission for the transfer has been given by the Central Bank of Ireland.

Trinity does not anticipate that Irish exchange controls or orders under the Financial Transfers Act, 1992 will have a material effect on its business.

For the purposes of the orders relating to Iraq and the Federal Republic of Yugoslavia, reconstituted in 1991 as Serbia and Montenegro, a resident of those countries is a person living in these countries, a body corporate or entity operating in these countries and any person acting on behalf of any of these persons.

Any transfer of, or payment for, an ordinary share or ADS involving the government of any country which is currently the subject of United Nations sanctions, any person or body controlled by any government or country under United Nations sanctions or any persons or body controlled acting on behalf of these governments of countries, may be subject to restrictions required under these sanctions as implemented into Irish law. Angola and Iraq are currently the subject of United Nations sanctions.

                                    TAXATION

The following discussion is based on US and Republic of Ireland tax law, statutes, treaties, regulations, rulings and decisions now in effect, all of which are subject to change. No representation is or can be made as to whether such laws, statutes, treaties, regulations, rulings and decisions will change, or what impact if any such changes will have on the statements contained in this summary. This summary does not discuss all aspects of Irish and US federal income taxation that may be relevant to a particular stockholder in light of the stockholder's circumstances or to certain types of investors subject to special treatment under the tax laws (for example, financial institutions, life insurance companies, tax-exempt organisations, and non-US taxpayers) and it does not discuss any tax consequences arising under the laws of taxing jurisdictions other than the Republic of Ireland and the US federal government. This description is for general information only and is based on the Internal Revenue Code of 1986, as amended. The tax treatment of a holder of Trinity ADS's and/or 'A' Ordinary Shares ("Trinity Stock") may vary depending upon his or her particular situation. Holders or prospective purchasers of Trinity Stock are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of this stock.


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

FEDERAL INCOME TAX CONSEQUENCES TO US INVESTORS

Holders of ADS's will be treated as the owners of the underlying Trinity Stock for US federal income tax purposes. The gross amount of distributions, including the amount of Irish taxes, if any, withheld therefrom, to ADS holders from Trinity will be treated for US tax purposes as dividends to the extent of Trinity's current and accumulated earnings and profits as determined for US federal income tax purposes. Distributions in excess of current and accumulated earnings and profits will be applied against and reduce a holder's basis in its ADS's. The excess, if any, of the distribution remaining after the basis has been reduced to zero will constitute capital gain.

Dividends paid by Trinity generally will not qualify for the dividends received deduction otherwise available to US corporate shareholders.

Irish withholding tax imposed on dividends, if any, will be a foreign income tax eligible for credit against a holder's U.S. federal income tax liability, subject to certain limitations set out in the Internal Revenue Code (or, alternatively, for deduction against income in determining such tax liability). The rules relating to the determination of the foreign tax credit are complex, and holders should consult with their personal tax advisors to determine whether and to what extent they would be entitled to this credit.

If a holder sells or otherwise disposes of ADS's, the holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ADS's. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holder has held the ADS's for more than one year at the time of the sale or other disposition.

Under recently enacted tax legislation, dividends received by individual holders from certain foreign corporations, and long-term capital gain realized by individual holders, generally are subject to a reduced maximum tax rate of 15 percent through December 31, 2008. Dividends received with respect to ADS's should qualify for the 15 percent rate. The reduced rate on capital gains applies to sales and exchanges on or after May 6, 2003 and the reduced rates on dividend income to dividends received after December 31, 2002. The rate reduction does not apply to dividends received in respect of certain short-term or hedged positions in the common stock or in certain other situations. The legislation contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the rate reduction. Holders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Payments in respect of ADS's may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if the holder
(i) is a corporation or comes within certain exempt categories, and demonstrates the fact when so required, or (ii) furnishes a correct taxpayer identification number and makes any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a holder's U.S. tax liability, and a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Any holder who holds 10% or more in vote or value of Trinity will be subject to certain additional United States information reporting requirements.

STATE AND LOCAL TAX CONSEQUENCES TO US SHAREHOLDERS

The ownership of the ADS's may result in state or local taxes to US investors.

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

In addition, section 234 of the Taxes Consolidation Act, 1997 ("TCA 1997") provides that a resident of Ireland shall be entitled to have any qualifying income from a qualifying patent disregarded for income taxation purposes. It should be noted that there are restrictions on the exemption where patent income is received from a connected party. A qualifying patent means a patent in respect of which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention which is the subject of the patent, was carried out in Ireland. Accordingly, Trinity or its subsidiaries' qualifying income from such qualifying patents is disregarded for corporation tax purposes in Ireland.

Any other taxable income will be taxed at the standard rates. The standard rate of corporation tax on trading income is currently 12.5 per cent. and on non-trading income is 25 per cent.

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

US resident holders of ordinary shares (as opposed to ADS's) should note that these documentation requirements may be burdensome. As described below, these documentation requirements do not apply in the case of holders of ADS's. US resident holders who do not comply with the documentation requirements or otherwise do not qualify for an exemption may be able to claim treaty benefits under the Treaty. US resident holders who are entitled to benefits under the Treaty will be able to claim a partial refund of DWT from the Irish Revenue Commissioners.

DWT EXEMPTIONS FOR US RESIDENT HOLDERS OF ADS'S

Special DWT arrangements are available in the case of shares held by US resident holders in Irish companies through American depository banks using ADS's who enter into intermediary agreements with the Irish Revenue Commissioners. Under such agreements, American depository banks who receive dividends from Irish companies and pay the dividends on to the US resident ADR holders are allowed to receive and pass on a dividend from the Irish company on a gross basis (without any withholding) if;

o the depository bank's ADR register shows that the direct beneficial owner has a US address on the register, or

o there is an intermediary between the depository bank and the beneficial shareholder and the depository bank receives confirmation from the intermediary that the beneficial shareholder's address in the intermediary's records is in the USA.

IRISH INCOME TAX FOR NON-IRISH RESIDENT SHAREHOLDERS

Under the TCA 1997, non-Irish shareholders may, unless exempted, be liable to Irish income tax on dividends received from Trinity. Such a shareholder will not have an Irish income tax liability on dividends if the shareholder is:

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

IRISH TAXATION OF CAPITAL GAINS

Irish holders will be liable to Irish capital gains tax ("CGT") on the disposal of ordinary shares or ADS's to the extent that the proceeds realized from such disposition exceed the indexed base cost of the ordinary shares or ADS's disposed of and any incidental expenses.

Irish holders will generally be considered, for Irish tax purposes, to have acquired their ordinary shares or ADS's at a base cost equal to the amount paid for the ordinary shares or ADS's. On subsequent dispositions, ordinary shares or ADS's acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a "first in first out" basis before ordinary shares or ADS's acquired at a later time. The current rate of CGT is 20 per cent.. Indexation of the base cost of the ordinary shares or ADS's was only available up to December 31, 2002, and only in respect of ordinary shares or ADS's held for more than 12 months prior to their disposal.

Irish holders that have unutilized capital losses from other sources in the current, or any previous tax year, can generally apply such losses to reduce gains realized on the disposal of the ordinary shares or ADS's.

An annual exemption allows individuals to realize chargeable gains of up to E.1,270 in each tax year without giving rise to CGT. This exemption is specific to the individual and cannot be transferred between spouses. Irish holders are required, under Ireland's self-assessment system, to file a tax return reporting any chargeable gains arising to them in a particular tax year.

Where disposal proceeds are received in a currency other than euro they must be translated into euro amounts to calculate the amount of any chargeable gain or loss. Similarly, acquisition costs denominated in a currency other than euro must be translated at the date of acquisition in euro amounts.

Irish holders that realize a loss on the disposition of ordinary shares or ADS's will generally be entitled to offset such allowable losses against capital gains realized from other sources in determining their CGT liability in a year. Allowable losses which remain unrelieved in a year may generally be carried forward indefinitely for CGT purposes and applied against capital gains in future years.

Transfers between spouses will not give rise to any chargeable gain or loss for CGT purposes with the acquiring spouse acquiring the same pro rata base cost and acquisition date as that of the transferring spouse.

A person who is not an Irish holder will not be subject to Irish capital gains tax on the disposal of ordinary shares or ADS's provided that the ordinary shares or ADS's are quoted on a recognized stock exchange. NASDAQ and the ISEQ are recognized stock exchanges.

IRISH CAPITAL ACQUISITIONS TAX

A gift or inheritance of ordinary shares or ADS's will be within the charge to capital acquisitions tax, regardless of where the disponer or the donee/successor in relation to the gift/inheritance is domiciled, resident or ordinarily resident. The capital acquisitions tax is charged at a rate of 20 per cent. on the taxable value of the gift or inheritance above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits, received since December 5, 1991, within the charge to the capital acquisitions tax and the relationship between the former holder and the successor. Gifts and inheritances between spouses are not subject to the capital acquisitions tax. Gifts of up to E.3,000 can be received each year from any given individual without triggering a charge to capital acquisitions tax. Where a charge to Irish capital gains tax and capital acquisitions tax arises on the same event, capital acquisitions tax payable on the event can be reduced by the amount of the capital gains tax payable.

The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited, in whole or in part, against tax payable in the United States, in the case where an inheritance of ordinary shares or ADS's is subject to both Irish capital acquisitions tax and US federal estate tax. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.

IRISH STAMP DUTY--ORDINARY SHARES

Irish stamp duty, which is a tax on certain documents, may be payable on all transfers of Trinity ordinary shares (other than between spouses) wherever the document of transfer is executed. Where the transfer is attributable to a sale, stamp duty will be charged at a rate of 1 per cent, rounded down to the nearest
E.1 (the ad valorem rate), of the amount or value of the purchase price or market value if higher. Where the consideration for the sale is expressed in a currency other than Euro, the duty will be charged on the Euro equivalent calculated at the rate of exchange prevailing at the date of the transfer. In the case of a transfer by way of gift (other than to a spouse, which is exempt) or for a consideration less than the market value of the ordinary shares transferred, stamp duty will be charged at the ad valorem rate on such market value.

Transfers of ordinary shares between associated companies will be relieved from stamp duty in Ireland provided certain conditions are met. Transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to his nominee), will generally be exempt from stamp duty if they contain the appropriate certificate, otherwise a flat rate of E.12.50
(the nominal rate) will apply.

IRISH STAMP DUTY--ADS'S REPRESENTING ORDINARY SHARES

A transfer by a shareholder to the Depository of ordinary shares for deposit under the Deposit Agreement in return for ADS's, and a transfer of ordinary shares from the Depository upon surrender of ADS's for the purposes of withdrawal of the underlying ordinary shares in accordance with the terms of the Deposit Agreement, will be stampable at the ad valorem rate if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of such ordinary shares, and at the nominal rate where the transfer merely relates to a transfer where no change in the beneficial ownership in the underlying ordinary shares is effected.

Transfers of ADS's are exempt from Irish stamp duty as long as the ADS's are quoted on the NASDAQ National Market or any recognized stock exchange in the USA or Canada.

The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, both parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in liability for interest, penalties and fines.

                                 DIVIDEND POLICY

Since its inception Trinity has not declared or paid dividends on its 'A' Ordinary Shares. Trinity anticipates, for the foreseeable future, that it will retain any future earnings in order to fund the business operations of the Company. The Company does not, therefore, anticipate paying any cash or share dividends on its 'A' Ordinary Shares in the foreseeable future.

Any cash dividends or other distributions, if made, are expected to be made in US Dollars, as provided for by the Articles of Association.

ITEM 11
           QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

QUALITATIVE INFORMATION ABOUT MARKET RISK

The Company's treasury policy is to manage financial risks arising in relation to or as a result of underlying business needs. The activities of the treasury function, which does not operate as a profit centre, are carried out in accordance with board approved policies and are subject to regular audit. These activities include the Company making use of spot and forward foreign exchange markets.

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

The Group borrows in appropriate currencies at fixed and floating rates of interest. Year-end borrowings, net of cash, totalled US$8,407,045 (2001:
US$4,375,840) at interest rates ranging from 2.30% to 7.41% and including US$3,985,362 of fixed rate debt at interest rates ranging from 5% to 7.50% (2001: US$1,309,607 at 7.50%). In broad terms, a one-percentage point increase in interest rates would increase the net interest charge by US$101,329 (2001:
US$81,000).

Long-term borrowing requirements are met by funding in the USA and Ireland. Short-term borrowing requirements are primarily drawn under committed bank facilities. At the year-end, 50% of gross debt fell due for repayment within one year. The Company continues to comply with all of its borrowing covenants, none of which represents a restriction on funding or investment policy in the foreseeable future.

A significant portion of the Company's activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Company's Euro expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, the Company pursues a formalised treasury policy which aims to sell US Dollars forward to match uncovered Euro expenses at exchange rates lower than budgeted exchange rates. The Company's current hedging policy is to cover forward for a minimum of six months. Given the recent weakening of the US Dollar, the Company's objective is to mitigate this exposure by increasing the level of Euro denominated sales and the Company anticipates that, over the next three years, a higher proportion of its non-US Dollar expenses will be matched by non-US Dollar revenues. The Group had foreign currency denominated cash balances equivalent to US$2,050,827 at December 31, 2002.

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

The Company estimates that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Company is exposed, without making any allowance for the potential impact of such a rise on exchange rates, would be a reduction in profit before tax for 2002 of less than two per cent.

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

MATURITY                                                                                          AFTER                     FAIR
BEFORE DECEMBER 31               2003         2004         2005         2006         2007         2007         TOTAL*      VALUE**
----------------------------   ---------    ---------    ---------    ---------    ---------    ---------    ---------    ---------

US$000 (except percentages)
LONG-TERM DEBT
Variable rate - US$000            10,190                                                                        10,190       10,190
  Average interest rate              4.2%                                                                          4.2%

Fixed rate - US$000                3,903           13           15           16           16           22        3,985        3,985
  Average interest rate              5.6%         5.0%         5.0%         5.0%         5.0%         5.0%         5.6%

* Represents the maturity profile as at June 17, 2003 of the Company's long-term debt as at December 31, 2002.

** Represents the net present value of the expected cash flows discounted at current market rates of interest.

EXCHANGE RATE SENSITIVITY

At year-end 2002, less than 1% of the Company's US$62,908,242 net worth (shareholders' equity and minority interest) was denominated in currencies other than the US Dollar, principally the Euro.

A strengthening of the US Dollar by 10% against all the other currencies in which the Company operates would not materially reduce the Company's 2002 year-end net worth.

ITEM 12
             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

ITEM 13
                 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14
  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15
                               CONTROL PROCEDURES

Within the 90 days prior to the date of the filing of this annual report, we carried out an evaluation, under the supervision and with the participation of our senior management, including Chief Executive Officer, Ronan O'Caoimh, and Chief Financial Officer, Rory Nealon, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13(a)-14(c) of the Securities Exchange Act of 1934. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F filed with the SEC is recorded, processed, summarized and reported timely. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us required to be included in the our periodic SEC filings.

There have been no significant changes in our internal controls or other factors, which could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

ITEM 16
                                    RESERVED

PART III

ITEM 17
                              FINANCIAL STATEMENTS

The registrant has responded to Item 18 in lieu of responding to this item.

ITEM 18
                              FINANCIAL STATEMENTS

ITEM 19
                                    EXHIBITS

      EXHIBIT NO.     DESCRIPTION OF EXHIBIT
      -----------     ----------------------
         1.1          Certification by Chief Executive Officer Pursuant to
                      Section 302 of the Sarbanes-Oxley Act of 2002.

         1.2          Certification by Chief Financial Officer Pursuant to
                      Section 302 of the Sarbanes-Oxley Act of 2002.

         1.3          Certification by Chief Executive Officer Pursuant to
                      18 U.S.C. Section 1350, As Adopted Pursuant to Section
                      906 of the Sarbanes-Oxley Act of 2002.

         1.4          Certification by Chief Financial Officer Pursuant to
                      18 U.S.C. Section 1350, As Adopted Pursuant to Section
                      906 of the Sarbanes-Oxley Act of 2002.

                                                                     EXHIBIT 1.1

                            CERTIFICATION PURSUANT TO
                SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Ronan O'Caoimh, certify that:

1. I have reviewed this annual report on Form 20-F of Trinity Biotech plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 30, 2003

/s/ Ronan O'Caoimh*
-----------------------
Ronan O'Caoimh
Chief Executive Officer

* The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                                                                     EXHIBIT 1.2

                            CERTIFICATION PURSUANT TO
                SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Rory Nealon, certify that:

1. I have reviewed this annual report on Form 20-F of Trinity Biotech plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 30, 2003

/s/ Rory Nealon *
-----------------------
Rory Nealon
Chief Financial Officer

* The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                                                                     EXHIBIT 1.3

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Trinity Biotech plc (the "Company") on Form 20-F for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ronan O'Caoimh, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

         (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Ronan O'Caoimh *
-----------------------
Ronan O'Caoimh
Chief Executive Officer
June 30, 2003


*The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                                                                     EXHIBIT 1.4

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Trinity Biotech plc (the "Company") on Form 20-F for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Rory Nealon, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

         (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


/s/ Rory Nealon *
-----------------------
Rory Nealon
Chief Financial Officer

June 30, 2003


*The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                         REPORT OF INDEPENDENT AUDITORS

To:  The Board of Directors of Trinity Biotech plc

We have audited the consolidated balance sheets of Trinity Biotech plc as of December 31, 2002 and 2001 and the related consolidated statements of income, total recognized gains and losses, movement in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at
Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with Irish Auditing Standards issued by the Auditing Practices Board and auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trinity Biotech plc at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the Republic of Ireland, which differ in certain respects from those followed in the United States (see note 28 of Notes to Consolidated Financial Statements). Also in our opinion the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



Dublin, Ireland                                 /s/ Ernst & Young
April 17, 2003                                  Ernst & Young
                                                Registered Auditors

CONSOLIDATED BALANCE SHEETS

                                                                           As at             As at
                                                                        December 31       December 31
                                                                           2002              2001
                                                     Notes                  US$               US$
                                                     -----              -----------      -----------
ASSETS

Inventories                                                   2          20,362,389       16,342,308
Accounts receivable and prepayments                           3          12,494,467        7,684,575
Cash and cash equivalents                                                 5,768,401        5,281,976
                                                                        -----------      -----------

                                                                         38,625,257       29,308,859

Intangible assets, net                                        4          39,605,251       40,402,394
Property, plant & equipment, net                              5           9,878,818        5,967,443
Financial assets                                              6           1,158,245        1,350,517

                                                                        -----------      -----------

TOTAL ASSETS                                                             89,267,571       77,029,213
                                                                        -----------      -----------

LIABILITIES & SHAREHOLDERS' EQUITY

Accounts payable and accrued expenses                         7          18,350,165       12,570,405

Provisions for liabilities and charges (Deferred tax)                       263,722          122,000

Long term liabilities                                         8           7,745,442        7,805,237

SHAREHOLDERS' EQUITY
Called up share capital
   Class 'A' Ordinary shares                                 10             597,840          591,165
   Class 'B' Ordinary shares                                 10              12,255           12,255
Share premium account                                                    75,886,015       75,132,118
Currency adjustment                                                      (4,448,404)      (5,054,186)
Profit and loss reserve                                      12(a)       (9,449,410)     (14,459,727)
                                                                        -----------      -----------

Shareholders' equity - (all equity interests)                            62,598,296       56,221,625

Minority interest - (all equity interests)                   12(b)          309,946          309,946
                                                                        -----------      -----------

                                                                         62,908,242       56,531,571
                                                                        -----------      -----------

Total Liabilities and Shareholders' Equity                               89,267,571       77,029,213
                                                                        -----------      -----------

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

                                                                         Year ended December 31
                                                                   2002           2001           2000
                                                         Notes      US$            US$            US$
                                                         -----  -----------    -----------    -----------
Revenues
 - Continuing operations                                         47,448,756     36,662,278     25,017,178
 - Acquisitions                                           15      4,531,000        402,295      4,725,764
                                                                -----------    -----------    -----------
                                                          13     51,979,756     37,064,573     29,742,942

Cost of sales                                                   (26,368,693)   (18,146,765)   (15,401,257)
                                                                -----------    -----------    -----------
Gross profit                                                     25,611,063     18,917,808     14,341,685

Research & development expenses                                  (4,470,745)    (2,779,729)    (2,681,220)

Administrative expenses - normal                                (14,682,008)   (10,307,812)    (5,157,504)

Administrative expenses - exceptional                     16             --     (3,650,000)    (1,287,000)
                                                                -----------    -----------    -----------

Operating profit
 - Continuing operations                                          6,399,283      4,989,119      3,969,890
 - Acquisitions                                                      59,027     (2,808,852)     1,246,071
                                                                -----------    -----------    -----------
                                                          13      6,458,310      2,180,267      5,215,961

Share of operating loss in associate                               (300,000)      (195,000)       (30,000)

Interest receivable and similar income                               57,133        142,364        466,151
Interest payable and similar charges                               (705,625)      (472,283)      (704,847)
                                                                -----------    -----------    -----------
Profit on ordinary activities before taxation             14      5,509,818      1,655,348      4,947,265

Tax on profit on ordinary activities                      17       (499,501)      (206,000)      (123,800)
                                                                -----------    -----------    -----------
Retained profit for the financial period                          5,010,317      1,449,348      4,823,465
                                                                -----------    -----------    -----------
Basic earnings per ordinary share (US cents)              18          12.36           3.59          12.99

Diluted earnings per ordinary share (US cents)            18          11.99           3.52          12.20

Movements on reserves are shown in the "Consolidated Statements of Movement in Shareholders' Equity".

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                December 31    December 31    December 31
                                                                   2002           2001           2000
                                                                    US$            US$            US$
                                                                -----------    -----------    -----------
Profit for the financial period attributable to
group shareholders excluding share of loss in associate           5,310,317      1,644,348      4,853,465
Share of operating loss in associate                               (300,000)      (195,000)       (30,000)
Currency adjustment                                                 605,782        148,951       (565,653)
                                                                -----------    -----------    -----------
Total recognised gains and losses for the period                  5,616,099      1,598,299      4,257,812
                                                                -----------    -----------    -----------


See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF MOVEMENT IN SHAREHOLDERS' EQUITY

                                                      Class 'A' Ordinary Shares   Class 'B' Ordinary Shares
                                                                         Share                    Share
                                                                        capital                   capital
                                                                       US$0.0109                 US$0.0109       Share
                                                        Number of        each       Number of      each         premium
                                                          shares          US$        shares         US$           US$
                                                        ----------     ---------    ---------    ---------    -----------
Authorised                                              75,000,000      817,500      700,000      12,255
                                                        ----------      -------      -------      ------
Issued:
Balance as at December 31, 1999                         28,905,832      447,974      700,000      12,255       47,863,861
                                                        ----------      -------      -------      ------      -----------

Class 'A' shares issued for cash                         4,239,198       59,755           --          --       13,825,122
Class 'A' shares issued on conversion of debenture       1,041,667       14,839           --          --        1,860,161
Class 'A' shares issued on exercise of warrant             100,000        1,425           --          --          178,576
Options exercised                                        2,784,496       39,667           --          --        7,476,347
Class 'A' shares issued as consideration in
      business acquisition                               1,834,431       26,131           --          --        5,327,156
Class 'A' shares issued for financial asset                 67,872          761           --          --          185,684
Share issue expenses                                            --           --           --          --       (1,474,799)
Currency adjustment                                             --           --           --          --               --
Retained profit                                                 --           --           --          --               --
                                                        ----------      -------      -------      ------      -----------
Balance as at December 31, 2000                         38,973,496      590,552      700,000      12,255       75,242,108
                                                        ----------      -------      -------      ------      -----------

Options exercised                                           43,250          613           --          --           73,531
Share issue expenses                                            --           --           --          --         (183,521)
Currency adjustment                                             --           --           --          --               --
Retained profit                                                 --           --           --          --               --
                                                        ----------      -------      -------      ------      -----------
Balance as at December 31, 2001                         39,016,746      591,165      700,000      12,255       75,132,118
                                                        ----------      -------      -------      ------      -----------

Shares issued for cash                                     443,900        4,839           --          --          539,984
Options exercised                                           12,334          134           --          --           13,741
Class 'A' shares issued for financial asset                156,189        1,702           --          --          200,172
Currency adjustment                                             --           --           --          --               --
Retained profit                                                 --           --           --          --               --
                                                        ----------      -------      -------      ------      -----------
Balance as at December 31, 2002                         39,629,169      597,840      700,000      12,255       75,886,015
                                                        ----------      -------      -------      ------      -----------


                                                        Retained       Currency        Goodwill
                                                         profit       adjustment        reserve           Total
                                                           US$            US$             US$              US$
                                                       ----------     ----------      -----------      -----------
Authorised

Issued:
Balance as at December 31, 1999                         1,044,143     (4,637,484)     (21,776,683)      22,954,066
                                                       ----------     ----------      -----------      -----------

Class 'A' shares issued for cash                               --             --               --       13,884,877
Class 'A' shares issued on conversion of debenture             --             --               --       1,875,000
Class 'A' shares issued on exercise of warrant                 --             --               --       180,001
Options exercised                                              --             --               --       7,516,014
Class 'A' shares issued as consideration in                                                             5,353,287
      business acquisition                                     --             --               --       186,445
Class 'A' shares issued for financial asset                    --             --               --      (1,474,799)
Share issue expenses                                           --             --               --      (565,653)
Currency adjustment                                            --       (565,653)              --       4,823,465
Retained profit                                         4,823,465             --               --
                                                       ----------     ----------      -----------      -----------
Balance as at December 31, 2000                         5,867,608     (5,203,137)     (21,776,683)      54,732,703
                                                       ----------     ----------      -----------      -----------

Options exercised                                              --             --               --       74,144
Share issue expenses                                           --             --               --      (183,521)
Currency adjustment                                            --        148,951               --       148,951
Retained profit                                         1,449,348             --               --       1,449,348
                                                       ----------     ----------      -----------      -----------
Balance as at December 31, 2001                         7,316,956     (5,054,186)     (21,776,683)      56,221,625
                                                       ----------     ----------      -----------      -----------

Shares issued for cash                                         --             --               --       544,823
Options exercised                                              --             --               --       13,875
Class 'A' shares issued for financial asset                    --             --               --       201,874
Currency adjustment                                            --        605,782               --       605,782
Retained profit                                         5,010,317             --               --       5,010,317
                                                       ----------     ----------      -----------      -----------
Balance as at December 31, 2002                        12,327,273     (4,448,404)     (21,776,683)      62,598,296
                                                       ----------     ----------      -----------      -----------


See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    Year ended December 31
                                                                             2002             2001            2000
                                                         Notes                US$              US$             US$
                                                         -----           ------------      ----------     -----------
Net cash inflow from operating activities                   20              3,873,391       5,630,748       3,224,126
                                                                         ------------      ----------     -----------

Returns on investments and servicing of finance
Interest received                                                              57,133         142,364         466,149
Interest paid                                                                (695,489)       (369,312)       (663,466)
Finance interest paid                                                          (9,037)        (23,424)        (41,381)
                                                                         ------------      ----------     -----------

Net cash outflow from returns on investments and servicing of finance        (647,393)       (250,372)       (238,698)
                                                                         ------------      ----------     -----------

Taxation
Taxation (paid)/refund                                                       (403,935)       (319,510)         36,000
                                                                         ------------      ----------     -----------

Capital expenditure and financial investment
Purchase of tangible fixed assets                           19             (2,516,982)     (1,343,370)     (1,173,921)
Purchase of intangible fixed assets                                          (468,941)       (986,502)     (1,360,032)
                                                                         ------------      ----------     -----------
Net cash outflow from investing activities                                 (2,985,923)     (2,329,872)     (2,533,953)
                                                                         ------------      ----------     -----------

Acquisitions and disposals
Acquisition of subsidiary undertakings                                             --      (4,777,388)             --
Payments to acquire trades or businesses                                   (4,408,692)             --      (7,822,352)
Purchase of associate undertaking                                                  --        (309,399)     (1,185,197)
Deferred consideration paid                                                        --              --      (4,096,006)
                                                                         ------------      ----------     -----------
Net cash outflow for acquisitions and disposals                            (4,408,692)     (5,086,787)    (13,103,555)
                                                                         ------------      ----------     -----------
Net cash outflow before use of liquid resources and financing              (4,572,552)     (2,355,793)    (12,616,080)
                                                                         ------------      ----------     -----------

Management of liquid resources                              19                553,310      (2,373,316)         77,815

Financing
Loan from unconnected third party                                            (163,213)        (73,336)     (1,071,014)
Issue of shares                                                               558,698          74,144      21,580,892
Expenses paid in respect of share issues                                           --        (183,521)     (1,474,799)
Capital element of finance lease repayments                                   (17,350)       (310,076)       (291,838)
(Decrease)/increase in long term debt                                      (1,803,466)      4,829,963      (4,916,009)
(Decrease) in promissory note                                                      --        (350,000)             --
Increase in other financial liabilities                                     3,984,308              --              --
Increase/(decrease) in convertible debentures                               2,500,000        (625,000)             --
                                                                         ------------      ----------     -----------
Net cash inflow from financing                                              5,058,977       3,362,174      13,827,232
                                                                         ------------      ----------     -----------

Increase/(decrease) in cash                                                 1,039,735      (1,366,935)      1,288,967
                                                                         ------------      ----------     -----------

Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash in the year                                     1,039,735      (1,366,935)      1,288,967
Decrease/(increase) in long term debt                                       1,803,466      (4,829,963)      4,916,009
Increase in other financial liabilities                                    (3,984,308)             --              --
(Issue)/redemption of convertible debentures                               (2,500,000)        625,000              --
Long term debt acquired                                                            --              --      (1,300,000)
(Decrease)/increase in liquid resources                                      (553,310)      2,373,316         (77,815)
Capital element of finance lease repayments                                    17,350         310,076         291,838
                                                                         ------------      ----------     -----------

Change in net debt resulting from cash flows                               (4,177,067)     (2,888,506)      5,118,999
                                                                         ------------      ----------     -----------

New finance leases                                                                 --              --        (175,659)
Conversion of debentures                                                           --              --       1,875,000
Promissory notes paid/(issued)                                                     --         350,000        (350,000)
                                                                         ------------      ----------     -----------
Movement in net debt in the year                                           (4,177,067)     (2,538,506)      6,468,340
Net debt at January 1                                                      (4,382,293)     (1,843,787)     (8,312,127)
                                                                         ------------      ----------     -----------
Net debt at December 31                                     21             (8,559,360)     (4,382,293)     (1,843,787)
                                                                         ------------      ----------     -----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

1.       ACCOUNTING POLICIES

         The financial statements have been prepared in United States Dollars under the historical cost convention and are in accordance with generally accepted accounting principles in Ireland. The principal accounting policies adopted by Trinity Biotech plc and its subsidiaries ("the Group") are as follows:

(a)      Basis of Consolidation

         The consolidated financial statements include the financial statements of Trinity Biotech plc ("Trinity" and/or "the Company") and its subsidiary undertakings in Ireland, the United States, the United Kingdom, Sweden and Germany made up to the end of the financial year. Where a subsidiary undertaking is acquired during the financial year the Group financial statements include the attributable results from the date of acquisition up to the end of the financial year. All inter-company transactions and balances have been eliminated in the preparation of these consolidated financial statements.

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

         The carrying value of tangible assets is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the higher of net realisable value and value in use). Net realisable value is defined as the amount at which an asset could be disposed of net of any direct selling costs. Value in use is defined as the present value of the future cash flows obtainable through continued use of an asset including those anticipated to be realised on its eventual disposal.

(d)      Intangible Assets

         Patents and licences are stated at cost and are amortised over the lesser of their expected useful lives or their statutory lives which range between 3 and 20 years. The carrying value of intangibles is reviewed annually by the directors to determine whether there should be a reduction to reflect any permanent diminution in value.

         Research and development expenditure is written off as incurred, with the exception of expenditure on projects whose outcome has been assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues. Such expenditure is capitalised at cost within intangible assets and amortised over 10 years. With effect from January 1, 1998, goodwill on acquisition of businesses and product lines is capitalised in the balance sheet and is amortised over a period of 20 years and 15 years respectively. Negative goodwill is to be released over the period of release of the related non-monetary assets. This is also subject to an annual impairment review by the directors and any diminution in value is immediately taken to the profit and loss account.

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

         Debt and equity securities which are bought and held principally for the purpose of selling them in the near term are classified as "trading" securities and reported at fair value, with realised gains and losses included in income for the period.

         Debt and equity securities not classified as either "held to maturity" or "trading" securities are classified as "available for sale" securities and reported at fair value, with unrealised gains or losses reported in a separate component of shareholders' equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

1.       ACCOUNTING POLICIES (Continued)

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

 (g)     Taxation

         Taxation, which is based on the results for the year, is reduced where appropriate by manufacturing companies' relief. Deferred taxation, the estimated future tax consequences of transactions and events recognised in the financial statements of the current and previous years, is provided on all material timing differences using the average tax rates substantially enacted at the balance sheet date which are expected to apply in the periods in which the timing differences are expected to reverse. Timing differences between the Group's taxable profits and its results as stated in the financial statements arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements. Deferred tax liabilities are not discounted

(h)      Sales and Revenue Recognition

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

(k)      Government Grants

         Research and development, employment and training grants are credited to the income statement against related expenditure in the period in which the expenditure is incurred.

(l)      Foreign Currency

         The functional currency of the Company is the United States Dollar. As of January 1 1998, the Company changed its functional currency from the Irish Pound to the United States Dollar

         Results and cash flows of subsidiary undertakings, which have a functional currency other than the US Dollar, are translated into US Dollars at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling on the balance sheet date. Adjustments arising on translation of the results of these subsidiary undertakings and on restatement of the opening net assets at closing rates, are dealt with in reserves.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

1.       ACCOUNTING POLICIES (Continued)

(o)      Companies Acts, 1963 to 2001

         The financial information relating to the Company and its subsidiary undertakings included in this document does not comprise statutory financial statements as referred to in Section 19 of the Companies (Amendment) Act, 1986, copies of which are required by that Act to be annexed to the Company's annual return lodged with the Registrar of Companies. The auditors have made reports without qualification under
         Section 193 of the Irish Companies Act, 1990 in respect of all such financial statements. Copies of statutory financial statements of Trinity Biotech plc for years up to and including the year ended December 31, 2001 have been so annexed to the relevant annual returns.

 (p)     Cost of Sales

         Cost of sales comprises the product cost including shipping, handling and packaging costs.

(q)      Provision for Bad Debts

         The Group sells its products to companies in various markets throughout the world. The Group maintains reserves for potential credit losses. To date such losses have been within management's expectations. The Group had an allowance for doubtful accounts of approximately US$236,859, US$30,000 and US$31,850 as at December 31, 2002, 2001 and 2000
         respectively.

(r)      Financial instruments

         Financial instruments include (i) borrowings, (ii) cash deposits and liquid resources and (iii) interest and forward contracts.

         Derivatives, principally forward foreign exchange contracts, are used to manage the working capital requirements of the Group in a cost effective, low-risk manner. Working capital management is a key element in the effective management of overall liquidity.

         Where derivatives are used to hedge cross-currency cash flows arising from trading activities, the underlying transaction is recorded at the contract rate.

2.       INVENTORIES

                                              December 31   December 31
                                                 2002          2001
                                                  US$           US$
                                              -----------   -----------
Raw materials                                  5,930,871     5,120,345
Work in progress                               6,360,177     7,014,487
Finished goods                                 8,071,341     4,207,476
                                              ----------    ----------
                                              20,362,389    16,342,308
                                              ----------    ----------

         The replacement cost of inventory is not materially different from the cost stated above.

3.       ACCOUNTS RECEIVABLE AND PREPAYMENTS
         (Amounts falling due within one year)

                                              December 31   December 31
                                                 2002          2001
                                                  US$           US$
                                              -----------   -----------
Accounts receivable                            9,953,528     5,247,014
Prepayments                                    1,032,038       973,135
Value Added Tax                                  159,736       155,858
Called up share capital not paid                 260,203       291,211
Grants receivable                                504,480       290,389
Other receivables                                121,482       187,568
Deferred tax asset (see note 9)                  463,000       539,400
                                              ----------    ----------
                                              12,494,467     7,684,575
                                              ----------    ----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

4.       INTANGIBLE ASSETS

                                       December 31     December 31
                                          2002            2001
                                           US$             US$
                                       -----------     -----------
Cost
Patents and licenses                     4,889,791       4,420,850
Goodwill (see note 22)                  41,632,292      40,588,001
                                       -----------     -----------
                                        46,522,083      45,008,851

Less accumulated amortisation           (6,916,832)     (4,606,457)
                                       -----------     -----------
                                        39,605,251      40,402,394
                                       -----------     -----------


5.       PROPERTY, PLANT AND EQUIPMENT

                                       December 31     December 31
                                          2002             2001
Cost                                       US$              US$
                                       -----------     -----------
Land & buildings                         4,229,485       1,636,350
Leasehold improvements                   1,213,153         677,234
Computer & office equipment              2,740,273       1,825,634
Plant and equipment                      8,194,774       7,221,485
                                       -----------     -----------
                                        16,377,685      11,360,703

Less accumulated depreciation           (6,498,867)     (5,393,260)
                                       -----------     -----------
                                         9,878,818       5,967,443
                                       -----------     -----------


         A mortgage amounting to US$167,406 is secured by a charge over the plant in Jamestown, New York.

         Included in the net book value of tangible fixed assets is an amount for capitalised leased assets of US$944,352 (2001: US$826,127). The depreciation charge in respect of capitalised leased assets for the year ended December 31, 2002 was US$110,345 (2001: US$111,512).

6.       FINANCIAL ASSETS

                                           December 31  December 31  December 31
                                              2002         2001         2000
                                               US$          US$          US$
                                           -----------  -----------  -----------
Investment in associate (see below)         1,158,245    1,350,517    1,341,642
                                            ---------    ---------    ---------

         On October 2, 2000, the Company acquired 33% of the share capital of HiberGen Limited for a total consideration of US$1,371,642. On July 2, 2001 the Company subscribed for a further 300,000 Ordinary Shares of
         E.0.0127 each in HiberGen Limited, increasing its shareholding to 40%, at a cost of US$309,399. On April 3, 2002 the Company increased its shareholding to 42.9% by the acquisition of a further 165,000 Ordinary Shares in HiberGen Limited. The consideration of US$201,874 was satisfied by the issue of 156,189 'A' Ordinary Shares in Trinity Biotech plc.

         The carrying amount of the investment in the associate is split as follows:

                                                       December 31    December 31
                                                          2002           2001
                                                           US$            US$
                                                       -----------    -----------
Share of net assets of associate on acquisition            118,220         71,883
Goodwill arising on acquisition                          1,764,695      1,609,158
Accumulated amortisation                                  (199,670)      (105,524)
Share of operating loss in associate                      (525,000)      (225,000)
                                                        ----------     ----------
                                                         1,158,245      1,350,517
                                                        ----------     ----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

7.       ACCOUNTS PAYABLE AND ACCRUED EXPENSES
         (Amounts falling due within one year)

                                                                       December 31   December 31
                                                                          2002           2001
                                                                           US$            US$
                                                                       -----------   -----------
Accounts payable                                                         2,979,095     1,713,775
Income tax deducted under PAYE                                              81,810        57,441
Employee related social insurance                                           81,960        56,539
Corporate income taxes                                                     305,134       427,690
Accrued liabilities                                                      3,321,626     2,385,205
Accrued exceptional charges                                                     --     2,850,000
Accrued royalties                                                          532,621       408,812
Obligations under finance leases                                           196,858       185,575
Financial liabilities from unconnected third party - current portion     4,041,506       220,411
Long term debt - current portion                                         1,978,155     2,409,757
Deferred consideration - current portion                                 3,831,400       855,200
6.0/7.5% convertible debenture (see note 8)                              1,000,000     1,000,000
                                                                        ----------    ----------
                                                                        18,350,165    12,570,405
                                                                        ----------    ----------

         In December 2001, the Company acquired the assets and goodwill of the Biopool hemostasis business. Under the terms of the purchase agreement US$2,591,500 of the total consideration of US$6,409,329 has been deferred. The deferred consideration of US$2,591,500 was payable in three instalments of US$855,200, US$1,166,200 and US$570,100 on December 21, 2002, 2003 and 2004 respectively. At December 31, 2002, US$2,021,400 of the deferred consideration for the Biopool hemostasis business is included in current liabilities under deferred consideration.

         In November 2002, the Company acquired the speciality clinical chemistry product line from Sigma Diagnostics for a total consideration of US$4,436,188 satisfied in cash and deferred consideration. This deferred consideration of US$1,810,000 is payable in two instalments of US$1,010,000 and US$800,000 on May 27 and November 27, 2003
         respectively and is included in current liabilities under deferred consideration.

         As at December 31, 2002 the undrawn portion of existing banking facilities amounted to US$2,170,242.

8.       LONG TERM LIABILITIES
         (Amounts falling due after more than one year)

                                           December 31  December 31
                                              2002         2001
                                               US$          US$
                                           -----------  -----------
5.25% convertible debenture                 2,500,000           --
Bank loans (secured, see note 23(h))        4,655,785    6,027,649
Deferred consideration                        570,100    1,736,300
Lease creditors                                12,655       41,288
Other creditors                                 6,902           --
                                            ---------    ---------
                                            7,745,442    7,805,237
                                            ---------    ---------

         The age profile of the Group's long-term debt, excluding obligations under finance leases, is as follows:

                                                   December 31  December 31
                                                      2002         2001
                                                       US$          US$
                                                   -----------  -----------
In more than one year, but not more than two        2,065,750    2,919,734
In more than two years, but not more than three     1,466,965    2,019,898
In more than three years, but not more than four    1,055,071    1,422,726
In more than four years, but not more than five     3,073,491    1,254,776
In more than five years                                71,510      146,815
                                                    ---------    ---------
                                                    7,732,787    7,763,949
                                                    ---------    ---------

         In December 1999, the Company completed a private placement of US$3,500,000 principal amount of 7.5% convertible debentures. The debentures bore interest at a rate of 7.5% per annum which was payable semi-annually. The debentures were convertible, at the option of the holder, into Class 'A' Ordinary Shares of the Company at a price of US$1.80. During 2000, US$1,875,000 of the US$3,500,000 principal amount of the debenture was converted into 1,041,667 Class 'A' Ordinary Shares of the Company. During 2001, US$625,000 of the remaining balance of the debenture was redeemed. The remaining balance of the principal amount was rolled over in November 2002 at an annual interest rate

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

8.       LONG TERM LIABILITIES (Continued)

         of 6% and a conversion price of US$1.50. The convertible debenture matures on December 31, 2005 and is payable on demand from May 31, 2003.

         In November 2002, the Company completed a private placement of US$2,500,000 principal amount of 5.25% convertible debentures (see Note
         22). The debentures bear interest at a rate of 5.25% per annum and are convertible into Class 'A' Ordinary Shares of the Company at a price of US$1.50. Since the year end, US$1,800,000 of the US$2,500,000 of the principal amount of the debentures was converted into 1,200,000 Class 'A' Ordinary Shares of the Company. The balance of the convertible debentures is repayable from January 2004 and matures on July 2, 2007.

         As at December 31, 2002 payments falling due under finance leases of less than one year's duration amounted to US$196,858 (2001:
         US$185,575). As at December 31, 2002 obligations under finance leases of between two and five years' duration amounted to US$12,655 (2001:
         US$41,288). There were no payments falling due extending beyond five years.

9.       DEFERRED TAXATION

                                                      December 31  December 31
                                                         2002         2001
                                                          US$          US$
                                                      -----------  -----------
At beginning of year                                    (417,000)    (240,000)
Charge to profit and loss account (see note 17)          217,722      122,000
Credit to profit and loss account (see note 17)               --     (299,000)
                                                        --------     --------
At end of year                                          (199,278)    (417,000)
                                                        --------     --------

Deferred taxation represents the following:
Capital allowances in excess of related depreciation     281,433      217,000
Other timing differences                                (480,711)    (634,000)
                                                        --------     --------
                                                        (199,278)    (417,000)
                                                        --------     --------

10. CALLED UP SHARE CAPITAL (Refer to Consolidated Statements of Movement in Shareholders' Equity)

(a) In December 1999, the Company completed a private placement of US$3,500,000 principal amount of 7.5% convertible debentures. During 2000, US$1,875,000 of the US$3,500,000 principal amount of the debentures was converted into 1,041,667 Class 'A' Ordinary Shares of the Company. During 2001, US$625,000 of the remaining balance of the debenture was redeemed. The remaining balance of the principal amount was rolled over in November 2002 at an annual interest rate of 6% and a conversion price of US$1.50. The convertible debenture matures on December 31, 2005 and is payable on demand from May 31, 2003.

(b) In November 2002, the Company completed a private placement of US$2,500,000 principal amount of 5.25% convertible debentures. The debentures bear interest at a rate of 5.25% per annum and are convertible into Class 'A' Ordinary Shares of the Company at a price of US$1.50. Since the year end, US$1,800,000 of the US$2,500,000 of the principal amount of the debentures was converted into 1,200,000 Class 'A' Ordinary Shares of the Company. The balance of the convertible debentures matures on July 2, 2007.

(c) On April 3, 2002, the Company acquired a further 165,000 Ordinary Shares in its associate HiberGen Limited. The consideration of US$201,874 was satisfied by the issue of 156,189 'A' Ordinary Shares in Trinity Biotech plc.

(d) In December 2002, Enterprise Ireland subscribed for 443,900 'A' Ordinary Shares in the Company (see note 23(e)).

(e) The Class 'B' Ordinary Shares have two votes per share and the rights to participate in any liquidation or sale of the Company and to receive dividends as if each Class 'B' Ordinary Share were two Class 'A' Ordinary Shares.

(f) The AGM held on May 28, 2001, approved a resolution for the renominalisation of the Company's share capital from Irish Pound
         0.01 each to US$0.0109 each.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

10.      CALLED UP SHARE CAPITAL (Continued)

(g) Since its incorporation the Company has not declared or paid dividends on its 'A' Ordinary Shares. The Company anticipates, for the foreseeable future, that it will retain any future earnings in order to fund its business operations. The Company does not, therefore, anticipate paying any cash or share dividends on its 'A' Ordinary Shares in the foreseeable future.

         As provided in the Articles of Association of the Company, dividends or other distributions will be declared and paid in US Dollars.

11.      SHARE OPTIONS AND WARRANTS

         Under the terms of the Company's Employee Share Option Plan options to purchase 8,781,174 Class 'A' Ordinary Shares were outstanding at December 31, 2002. Under the plan, options are granted to officers, employees and consultants of the Group at the discretion of the remuneration committee of the board. In addition, the Company granted warrants to purchase 940,405 Class 'A' Ordinary Shares in the Company to agents of the Company who were involved in the Company's private placements in 1994 and 1995 and the debenture issues in 1997, 1999 and 2002. A further warrant to purchase 100,000 Class 'A' Ordinary Shares was also granted to a consultant of the Company. At December 31, 2002 there were warrants to purchase 553,525 Class 'A' Ordinary Shares in the Company outstanding.

         The share options and warrants outstanding at December 31, 2002 were as follows:

                                               Options & Warrants
                                              Shares         Range
         Outstanding                                           US$
                                            ----------      ---------
         January 1, 2000                     4,884,472      0.81-5.00

         Granted                             4,112,194      1.75-4.00
         Exercised                          (2,884,496)     0.81-4.00
         Cancelled                            (243,467)     1.00-4.00
                                            ----------      ---------
         December 31, 2000                   5,868,703      0.81-5.00

         Granted                             2,039,500      0.98-1.20
         Exercised                             (43,250)     1.00-2.00
                                            ----------      ---------
         December 31, 2001                   7,864,953      0.81-5.00

         Granted                             2,223,500      0.98-1.50
         Exercised                             (12,334)     1.13
         Cancelled                            (741,420)     0.98-2.78
                                            ----------      ---------
         December 31, 2002                   9,334,699      0.81-5.00
                                            ----------      ---------

12.      PROFIT AND LOSS RESERVE/MINORITY INTEREST

(a)      Profit and loss reserve

                             December 31     December 31
                                2002            2001
                                 US$             US$
                             -----------     -----------
Accumulated surplus           12,327,273       7,316,956
Goodwill reserve             (21,776,683)    (21,776,683)
                             -----------     -----------
                              (9,449,410)    (14,459,727)
                             -----------     -----------

         Due to the adoption of Financial Reporting Standard No. 10 by the Company, the goodwill reserve is disclosed as part of the profit and loss reserve on the face of the balance sheet. This adoption does not affect the potential distributable reserves of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

12.      PROFIT AND LOSS RESERVE/MINORITY INTEREST (Continued)

(b)     Minority interest

                           December 31     December 31
                              2002            2001
                               US$             US$
                           -----------     -----------
Minority interest            309,946         309,946
                             -------         -------

         In March 1998 Benen Trading Limited ("Benen") received an injection of funds under the Business Expansion Scheme. In order to present a true and fair view of the consolidated financial statements, the substance of this transaction, as distinct from its strict legal form, is considered in determining its true nature and the appropriate accounting treatment. In particular, the option which is incorporated within the transaction, and the most likely exercise of it, determined the substance of the transaction. Since the year end this option has been exercised.

         In these circumstances it is considered that the injection of these funds is in the nature of quasi equity. The Group does have obligations to transfer economic benefits at the end of the investment period. This obligation is limited to a maximum of E.330,200 being E.1.32 per share. Accordingly, the Group has continued to consolidate Benen as a 100% subsidiary undertaking and the proceeds (after deducting share issue costs and expenses) of the investment have been credited to minority interest.

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

     b)   The distribution of revenue by geographical area was as follows:

                            December 31   December 31   December 31
                               2002          2001           2000
                                US$           US$            US$
                            -----------   -----------   -----------
Ireland                      23,969,561    13,518,075    14,410,284
United States                28,010,195    23,546,498    15,332,658
                             ----------    ----------    ----------
                             51,979,756    37,064,573    29,742,942
                             ----------    ----------    ----------

Revenue is attributed to geographic area based on where customer orders are satisfied from.

      c) The distribution of revenue by customers' geographical area was as follows:

                            December 31   December 31   December 31
                               2002           2001          2000
                                US$            US$           US$
                            -----------   -----------   -----------
U.S.A                        33,512,898    25,046,609    17,282,005
Europe                       11,899,290     6,879,597     7,197,185
Middle East/Africa            4,396,270     3,900,154     4,047,205
Other overseas                2,171,298     1,238,213     1,216,547
                             ----------    ----------    ----------
                             51,979,756    37,064,573    29,742,942
                             ----------    ----------    ----------

      d) It is not deemed practical to present an analysis of revenue by major product group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

13.      ANALYSIS OF REVENUE, OPERATING INCOME, MAJOR CUSTOMERS AND ASSETS
         (Continued)

      e)  The distribution of intersegmental sales was as follows:

                                  December 31     December 31     December 31
                                     2002            2001            2000
                                      US$             US$             US$
                                  -----------     -----------     -----------
Ireland                            21,449,346      12,178,904      11,918,545
Ireland - intersegmental sales     18,365,780      13,732,096      12,224,323
United States                      28,010,195      23,546,498      15,332,659
Less intercompany sales           (15,845,565)    (12,392,925)     (9,732,585)
                                  -----------     -----------     -----------
                                   51,979,756      37,064,573      29,742,942
                                  -----------     -----------     -----------

      Sales of product between companies in the Group are made on commercial terms (cost plus a mark-up) which reflect the nature of the relationship between the relevant companies.

      f) The distribution of operating income by geographical area was as follows:

                                     December 31   December 31   December 31
                                         2002         2001          2000
                                          US$          US$           US$
                                      -----------   -----------   ----------
Ireland                                3,729,361      (179,902)    1,906,242
United States                          2,728,949     2,360,169     3,309,719
                                       ---------    ----------     ---------
Total operating income                 6,458,310     2,180,267     5,215,961
                                       ---------    ----------     ---------

      g) The distribution of consolidated total assets by geographical area was as follows:

                                     December 31   December 31   December 31
                                         2002          2001          2000
                                          US$           US$           US$
                                      -----------   -----------   ----------
Ireland                               55,432,377    54,468,833    46,520,110
Rest of Europe                         5,876,572            --
United States                         27,958,622    22,353,480    20,710,562
                                      ----------    ----------    ----------
Total assets                          89,267,571    77,029,213    67,230,672
                                      ----------    ----------    ----------

      h) The distribution of consolidated long-lived assets by geographical area was as follows:

                                     December 31  December 31    December 31
                                         2002          2001          2000
                                          US$           US$           US$
                                     -----------  -----------    -----------
Ireland                              36,145,378    36,066,960    29,311,638
Rest of Europe                        2,776,911            --
United States                        11,720,835    11,597,729    11,260,967
                                     ----------    ----------    ----------
Total long-lived assets              50,643,124    47,720,354    40,572,605
                                     ----------    ----------    ----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

13.      ANALYSIS OF REVENUE, OPERATING INCOME, MAJOR CUSTOMERS AND ASSETS
         (Continued)

      i) The concentrations of revenues to customers representing 10% or more of total revenues was as follows:

                              December 31        December 31         December 31
                                 2002               2001                2000
                              -----------        -----------         -----------
           Customer A             20%                27%                 30%

      j) The distribution of depreciation and amortisation by geographical area was as follows:

                                          December 31  December 31  December 31
                                             2002         2001         2000
                                             US$          US$          US$
                                          -----------  -----------  -----------
Ireland                                     2,392,874    1,908,221    1,224,478
Rest of Europe                                 19,220        2,655           --
United States                               1,098,034      763,445      736,248
                                            ---------    ---------    ---------
Total depreciation and amortisation         3,510,128    2,674,321    1,960,726
                                            ---------    ---------    ---------

      k)  The distribution of unusual items by geographical area was as follows:

                                      December 31  December 31     December 31
                                         2002          2001           2000
                                          US$           US$            US$
                                      -----------  -----------     -----------
Europe                                        --             --             --
United States                                 --     (3,650,000)    (1,287,000)
                                         -------     ----------     ----------
Total unusual items                           --     (3,650,000)    (1,287,000)
                                         -------     ----------     ----------

      l)  The analysis of interest by geographical area was as follows:

                                       December 31  December 31    December 31
                                         2002          2001            2000
                                          US$           US$             US$
                                       -----------  -----------    -----------
Ireland                                  (608,915)    (244,759)       (305,569)
United States                             (96,710)    (227,524)       (399,278)
                                         --------     --------        --------
Total interest                           (705,625)    (472,283)       (704,847)
                                         --------     --------        --------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

14.      PROFIT ON ORDINARY ACTIVITIES
         BEFORE TAXATION

                                                                            December 31       December 31      December 31
                                                                               2002              2001             2000
                                                                                US$               US$              US$
                                                                            -----------       -----------      -----------
The profit on ordinary activities before taxation is stated
after charging/(crediting)
Directors' emoluments:
     Remuneration                                                            1,165,171          953,841          949,116
     Pension                                                                    94,706           59,157           56,456
Auditors' remuneration:
    Audit fees                                                                 170,000          170,000           84,000
    Non audit fees                                                              20,000           25,377               --
Depreciation                                                                 1,105,607          845,186          657,436
Amortisation                                                                 2,404,521        1,829,135        1,303,290
Operating lease rentals:
    Plant and machinery                                                         26,048               --               --
    Other                                                                    1,444,623          942,495          773,837
Research and development grants                                                     --               --          (18,467)
Employment grants                                                             (214,091)              --               --
Settlement of litigation (see note below)                                           --       (1,360,971)              --
Transfer technology fee provision                                                   --          555,000               --
Other non-recurring charges                                                         --          357,447               --
                                                                            ----------       ----------       ----------

         Trinity and Selfcare entered into a settlement in 2001 whereby Selfcare paid Trinity US$1,500,000 and Trinity (i) conveyed to Selfcare its rights in an HIV I/II RTD product licence and (ii) agreed to supply certain antigens at cost for a ten-year period, pursuant to an Antigen Supply Agreement.

15.      ACQUISITIONS

         On August 27, 2002 Trinity Biotech purchased the Hemostasis division of Sigma Diagnostics and on November 27, 2002 the Company also acquired the speciality clinical chemistry product line from Sigma Diagnostics. The results of these acquisitions for 2002 are incorporated from the date of acquisition in the profit and loss account for the year ended December 31, 2002.

         On October 19, 2001 Trinity Biotech purchased the Amerlex hormone business of Ortho Clinical Diagnostics and on December 21, 2001 the Company acquired the assets and goodwill of the Biopool Hemostasis business. The results of these acquisitions for 2001 are incorporated from the date of acquisition in the profit and loss account for the year ended December 31, 2001.

         On December 8, 2000, the Group purchased the assets and goodwill of Bartels Inc, based in Seattle, Washington. As no audited financial statements were available for the acquired business in the period prior to the acquisition, the directors used the fair values established at the time of the acquisition to derive the following approximate results of the entity from the date of acquisition to December 31, 2000. The results of Bartels are incorporated into continuing operations in the years ended December 31, 2001 and 2002.

                            December 31
                               2000
                                US$
                            -----------
Sales                         465,871
Cost of sales                 (82,000)
                             --------
                              383,871
                             ========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

16.      ADMINISTRATIVE EXPENSES - EXCEPTIONAL ITEMS

         An exceptional charge of US$2,850,000 was incurred during 2001 relating to the acquisition of the assets and goodwill of the Biopool hemostasis business on December 21, 2001. The principal components of this charge were commitments on the acquisition of the assets and goodwill of the Biopool hemostasis business to make payments to employees.

         An exceptional charge of US$800,000 was also incurred during 2001 relating to the acquisition of Bartels Inc on December 8, 2000. This charge comprised payments to employees so as to ensure the effective transfer of the business from Seattle to Dublin. A similar exceptional charge of US$1,287,000 arose in 2000 relating to commitments on acquisition to make payments to employees. There were no exceptional charges recognised in 2002.

                             December 31      December 31      December 31
                                2002             2001             2000
                                 US$              US$              US$
                             -----------      -----------      -----------
Administrative expenses
-Exceptional                          --        3,650,000        1,287,000
                             -----------      -----------      -----------

17.      INCOME TAXES

         (a) The charge for taxation based on the profit on ordinary activities, comprises:

                                                           December 31        December 31        December 31
                                                              2002               2001               2000
                                                               US$                US$                US$
                                                           -----------        -----------        -----------
Current tax
Corporation tax at 16% (2001: 20%, 2000: 24%)                   49,662            380,000            129,120
Manufacturing relief                                           (18,623)          (190,000)           (75,320)
                                                           -----------        -----------        -----------
                                                                31,039            190,000             53,800
Overseas tax                                                   597,862            193,000            310,000
Overprovision in respect of prior year                        (347,122)                --                 --
                                                           -----------        -----------        -----------
Total current tax                                              281,779            383,000            363,800

Deferred tax
Origination and reversal of timing differences                 217,722           (177,000)          (240,000)
                                                           -----------        -----------        -----------
Total taxation on profit on ordinary activities                499,501            206,000            123,800
                                                           -----------        -----------        -----------

Effective tax rate
Profit on ordinary activities before taxation                5,509,818          1,655,348          4,947,265
As a percentage of profit before tax
    Current tax                                                    5.1%              23.1%               7.4%
    Total tax (current and deferred)                               9.1%              12.4%               2.5%

         The following table relates the applicable Republic of Ireland statutory tax rate to the effective current tax rate of the Group:

                                                                   2002               2001                 2000
                                                                % of profit        % of profit          % of profit
                                                              before taxation    before taxation      before taxation
                                                              ---------------    ---------------      ---------------
Irish corporation tax                                                   16.0              20.0              24.0
Manufacturing relief                                                    (0.3)            (11.5)             (1.5)
Tax rates on overseas earnings                                           5.1               3.9               1.3
Overprovision in respect of prior year                                  (6.3)             --                --
Other mainly expenses not deductible for tax purposes                   (9.4)             10.7             (16.4)
                                                               -------------     -------------     -------------
                                                                         5.1              23.1               7.4
                                                               -------------     -------------     -------------

         (b) The distribution of profit on ordinary activities before taxes by geographical area was as follows:

                                         December 31      December 31       December 31
                                            2002             2001              2000
                                             US$              US$               US$
                                         -----------      -----------       -----------
Ireland                                    2,383,053         (330,612)        2,036,824
United States                              2,644,968        2,200,662         2,910,441
Rest of Europe                               481,797         (214,702)               --
                                         -----------      -----------       -----------
Total profits before taxation              5,509,818        1,655,348         4,947,265
                                         -----------      -----------       -----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

17.      INCOME TAXES (Continued)

         (c) The tax effects of temporary differences that give rise to significant portions of deferred tax assets relate principally to net operating losses. There was no valuation allowance for deferred tax assets at December 31, 2002, 2001 or 2000.

         (d) At December 31, 2002, the Group had Irish net operating losses of approximately US$382,000 (2001: approximately US$382,000). The utilisation of these net operating loss carryforwards was limited to offset against the future profits earned by the Group arising from the same trade and in the tax jurisdiction in which they arose.

              At December 31, 2002, the Group had U.S. net operating loss carryforwards of approximately US$775k for US federal income tax purposes, which will expire in 2008 if not previously utilised. Utilisation of the U.S. net operating loss carryforward may be subject to an annual limitation due to the change in ownership rules provided by the Internal Revenue Code of 1986. This limitation and other restrictions provided by the Internal Revenue Code of 1986 may reduce the net operating loss carryforward such that it would not be available to offset future taxable income of the US subsidiaries.

18.      EARNINGS PER ORDINARY SHARE

(a)      Basic earnings per ordinary share

         Earnings per ordinary share is computed by dividing the profit on ordinary activities after taxation of US$5,010,317 (December 31, 2001, US$1,449,348 and December 31, 2000, US$4,823,465) for the financial year by the weighted average number of ordinary shares in issue of 40,550,367 (December 31, 2001 - 40,408,978 and December 31, 2000 -
         37,131,692).

(b)      Diluted earnings per ordinary share

         Diluted earnings per ordinary share is computed by dividing the profit on ordinary activities after taxation of US$5,010,317 (December 31, 2001, US$1,449,348 and December 31, 2000, US$4,823,465) for the
         financial year, adjusted for debenture interest saving of US$85,829 (December 31, 2001 US$nil and December 31, 2000 US$121,875) by the diluted weighted average number of ordinary shares in issue of 42,486,227 (December 31, 2001, 41,120,930 and December 31, 2000,
         40,540,494). The basic weighted average number of shares may be reconciled to the number used in the diluted earnings per ordinary share calculation as follows:

                                                               December 31      December 31      December 31
                                                                  2002             2001             2000
                                                               -----------      -----------      -----------
Basic earnings per share denominator                            40,550,367       40,408,978       37,131,692
Issuable on exercise of options                                  1,214,703          711,952        2,506,024
Issuable on conversion of debentures                               721,157               --          902,778
                                                               -----------      -----------      -----------
Diluted earnings per share denominator                          42,486,227       41,120,930       40,540,494
                                                               -----------      -----------      -----------

         No adjustment is included for debenture conversion for 2001 as the impact would have been anti-dilutive.

19.      SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                         December 31        December 31         December 31
                                                            2002               2001                2000
                                                             US$                US$                 US$
                                                         -----------        -----------         -----------
         (a)   Purchase of tangible fixed assets
                 Additions to tangible fixed assets       2,516,982          1,343,370           1,349,580
                 Less new finance leases                         --                 --            (175,659)
                                                          ---------          ---------           ---------
                                                          2,516,982          1,343,370           1,173,921
                                                          ---------          ---------           ---------

         (b)   Management of liquid resources

         Cash flows from the use of liquid resources in 2002 arose from the movement of cash from fixed deposit accounts.

         Cash flows from the use of liquid resources in 2001 arose from the movement of cash to fixed deposit accounts.

         Cash flows from the use of liquid resources in 2000 arose from the sale of equity investments of US$127,500, less the purchase of equity investments of US$49,685.

         (c)   Impact of acquisitions on cash flow headings

         As the working capital of the acquired businesses was fully integrated within the Group at year end, post acquisition operating cash flows are not readily obtainable. The operating results of the hemostasis division and the speciality clinical chemistry product line of Sigma Diagnostics acquired on August 27 and November 27, 2002 respectively contributed US$59,027 to the operating profit of the Group.

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         DECEMBER 31, 2002 (CONTINUED)

19.      SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION (Continued)

         The cash outflow of US$4,408,692 from the acquisition of businesses and product lines in 2002 was partly funded by the issue of US$2,500,000 of convertible debentures in November 2002 (see note 10).

         The operating results of the Amerlex hormone business of Ortho Clinical Diagnostics acquired on October 19, 2001 contributed US$41,148 to the net cash inflow from operating activities of the Group.


20.      RECONCILIATION OF OPERATING                                        December 31       December 31       December 31
         PROFIT TO NET CASH INFLOW                                             2002              2001              2000
         FROM OPERATING ACTIVITIES                                              US$               US$               US$
                                                                           -----------       -----------       -----------
Operating profit                                                             6,458,310         2,180,267         5,215,961
Depreciation and amortisation                                                3,510,128         2,674,321         1,960,726
Disposal of investments                                                             --                --           (37,465)
Exceptional administrative expenses                                         (2,850,000)        2,850,000         1,287,000
(Increase)/decrease in receivables and prepayments                          (4,137,160)        1,525,800         1,074,798
Increase/(decrease) in accounts payable                                      2,381,143        (1,818,268)       (1,209,806)
Increase in inventory                                                       (2,094,812)       (1,930,323)       (4,501,435)
Translation adjustments                                                        605,782           148,951          (565,653)
                                                                            -----------       -----------       -----------
Net cash inflow from operating activities                                    3,873,391         5,630,748         3,224,126
                                                                            ===========       ===========       ===========

21.      ANALYSIS OF NET DEBT

                                  December 31      Cash flow     Acquisitions/    Non-cash       Exchange      December 31
                                     2001                          disposals       changes       movements        2002
                                      US$             US$             US$            US$            US$            US$
                                  -----------     -----------    -------------   -----------    -----------    -----------
Cash                                2,014,844       1,039,735              --             --             --      3,054,579
Liquid resources                    3,267,132        (553,310)             --             --             --      2,713,822
                                  -----------     -----------     -----------    -----------    -----------    -----------
                                    5,281,976         486,425              --             --             --      5,768,401
Long term debt
   - current portion               (2,409,757)        431,602              --             --             --     (1,978,155)
Long term debt                     (6,027,649)      1,371,864              --             --             --     (4,655,785)
Other financial liabilities                --      (3,984,308)             --             --             --     (3,984,308)
Finance leases                       (226,863)         17,350              --             --             --       (209,513)
Convertible debentures             (1,000,000)     (2,500,000)             --             --             --     (3,500,000)
                                  -----------     -----------     -----------    -----------    -----------    -----------
Net debt                           (4,382,293)     (4,177,067)             --             --             --     (8,559,360)
                                  -----------     -----------     -----------    -----------    -----------    -----------

                                  December 31      Cash flow     Acquisitions/    Non-cash       Exchange      December 31
                                     2000                         disposals        changes       movements        2001
                                      US$             US$            US$             US$            US$            US$
                                  -----------     -----------    ------------    -----------    -----------    -----------
Cash                                3,381,779      (1,366,935)             --             --             --      2,014,844
Liquid resources                      893,816       2,373,316              --             --             --      3,267,132
                                  -----------     -----------     -----------    -----------    -----------    -----------
f                                    4,275,595       1,006,381              --             --             --      5,281,976
Long term debt
   - current portion               (2,574,185)        164,428              --             --             --     (2,409,757)
Long term debt                     (1,033,258)     (4,994,391)             --             --             --     (6,027,649)
Finance leases                       (536,939)        310,076              --             --             --       (226,863)
Convertible debentures             (1,625,000)        625,000              --             --             --     (1,000,000)
Promissory note                      (350,000)        350,000              --             --             --             --
                                  -----------     -----------     -----------    -----------    -----------    -----------
Net debt                           (1,843,787)     (2,538,506)             --             --             --     (4,382,293)
                                  -----------     -----------     -----------    -----------    -----------    -----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

21.      ANALYSIS OF NET DEBT (Continued)

                          December 31      Cash flow     Acquisitions/     Non-cash        Exchange      December 31
                             1999                          disposals        changes        movements        2000
                              US$             US$             US$             US$             US$            US$
                          -----------     -----------    -------------    -----------     -----------    -----------
Cash                        2,092,812       1,288,967              --              --              --      3,381,779
Liquid resources              971,631         (77,815)             --              --              --        893,816
                          -----------     -----------     -----------     -----------     -----------    -----------
                            3,064,443       1,211,152              --              --              --      4,275,595
Long term debt
   - current portion       (2,967,595)        737,160        (343,750)             --              --     (2,574,185)
Long term debt             (4,255,857)      4,178,849        (956,250)             --              --     (1,033,258)
Finance leases               (653,118)        291,838              --        (175,659)             --       (536,939)
Convertible debentures     (3,500,000)             --              --       1,875,000              --     (1,625,000)
Promissory note                    --              --              --        (350,000)             --       (350,000)
                          -----------     -----------     -----------     -----------     -----------    -----------
Net debt                   (8,312,127)      6,418,999      (1,300,000)      1,349,341              --     (1,843,787)
                          -----------     -----------     -----------     -----------     -----------    -----------

22.      ACQUISITION OF BUSINESSES

         On August 27, 2002 Trinity Biotech purchased the hemostasis division of Sigma Diagnostics for a total consideration of US$1,422,802. The consideration was satisfied in cash. Acquisition expenses amounted to US$73,499. On November 27, 2002 the Company also acquired the speciality clinical chemistry product line from Sigma Diagnostics for a total consideration of US$4,436,188 satisfied in cash and deferred consideration. The cash consideration was partly financed by the issue of US$2.5m of convertible debentures (see note 10). The deferred consideration of US$1,810,000 is payable in two instalments of US$1,010,000 and US$800,000 on May 27 and November 27, 2003
         respectively. The deferred consideration is not conditional on any future event. Total acquisition expenses amounted to US$86,188.

                                          Sigma         Sigma        Total
                                       Hemostasis     Clinical
                                                      Chemistry
                                           US$           US$          US$
                                       ----------     ---------    ---------
Tangible fixed assets                   2,500,000            --    2,500,000
Working capital                           206,462       625,269      831,731
                                       ----------     ---------    ---------
Net assets at fair value                2,706,462       625,269    3,331,731

Goodwill                               (1,283,660)    3,810,919    2,527,259
                                       ----------     ---------    ---------
Consideration                           1,422,802     4,436,188    5,858,990
                                       ----------     ---------    ---------
Satisfied by:

Cash payments including costs           1,422,802     2,626,188    4,048,990
                                       ----------     ---------    ---------

Net cash outflow                        1,422,802     2,626,188    4,048,990

Deferred consideration                         --     1,810,000    1,810,000
                                       ----------     ---------    ---------
Consideration                           1,422,802     4,436,188    5,858,990
                                       ----------     ---------    ---------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

22.      ACQUISITION OF BUSINESSES (Continued)

         Goodwill capitalised during the year in respect of acquired businesses amounted to US$2,527,259 and comprises:

                                                  Fair
                                    Book          Value            Fair
                                   Values       Adjustment         Value      Consideration    Goodwill
                                    US$            US$              US$            US$            US$
                                -----------     ----------      ----------    -------------   ----------
SIGMA HEMOSTASIS
Tangible fixed assets             1,321,652      1,178,348*      2,500,000
Working capital                   8,457,883     (8,251,421)*       206,462
                                -----------     ----------      ----------     ----------     ----------
                                  9,779,535     (7,073,073)      2,706,462     (1,422,802)     1,283,660
                                -----------     ----------      ----------     ----------     ----------

SIGMA CLINICAL CHEMISTRY
Working capital                   1,490,593       (865,324)*       625,269
                                -----------     ----------      ----------     ----------     ----------
                                  1,490,593       (865,324)        625,269     (4,436,188)    (3,810,919)
                                -----------     ----------      ----------     ----------     ----------
Total                            11,270,128     (7,938,397)      3,331,731     (5,858,990)    (2,527,259)
                                -----------     ----------      ----------     ----------     ----------

         The book values of the assets shown above have been taken from management accounts and other information of the acquired businesses at the dates of acquisitions.

         The fair value adjustments above principally arise for the following reasons:

         * Revaluation of fixed assets and inventories following an assessment of the continuing economic contribution of fixed assets and the realisable value of inventories.

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

                                                   Ortho        Biopool         Total
                                                     US$          US$            US$
                                                 ----------    ----------     ----------
Working capital                                          --      (136,000)      (136,000)
                                                 ----------    ----------     ----------

Net assets/(liabilities) at fair value                   --      (136,000)      (136,000)

Goodwill                                            877,797     6,545,329      7,423,126
                                                 ----------    ----------     ----------
Consideration                                       877,797     6,409,329      7,287,126
                                                 ----------    ----------     ----------
Satisfied by:
Cash payments including costs                       877,797     3,817,829      4,695,626
                                                 ----------    ----------     ----------

Net cash outflow                                    877,797     3,817,829      4,695,626

Deferred consideration                                   --     2,591,500      2,591,500
                                                 ----------    ----------     ----------
Consideration                                       877,797     6,409,329      7,287,126
                                                 ----------    ----------     ----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

22.      ACQUISITION OF BUSINESSES (Continued)

         Goodwill capitalised during 2001 in respect of acquired businesses amounted to US$7,423,126 and comprises:

                                     Fair
                     Book            Value          Fair
                    Values        Adjustment        Value      Consideration    Goodwill
                      US$             US$            US$             US$           US$
                   ----------     ----------      ----------   -------------    ----------
ORTHO
                           --             --              --       (877,797)      (877,797)
                   ----------     ----------      ----------     ----------     ----------

BIOPOOL
Working capital     3,022,000     (3,158,000)*      (136,000)
                   ----------     ----------      ----------     ----------     ----------

                    3,022,000     (3,158,000)       (136,000)    (6,409,329)    (6,545,329)
                   ----------     ----------      ----------     ----------     ----------

Total               3,022,000     (3,158,000)       (136,000)    (7,287,126)    (7,423,126)
                   ----------     ----------      ----------     ----------     ----------

         The book values of the assets and liabilities shown above have been taken from management accounts and other information of the acquired businesses at the dates of acquisitions.

         The fair value adjustments above principally arise for the following reasons:

         * Write-down of inventories and receivables following an assessment of the realisable value of inventories and the collectability of receivables.

         On February 29, 2000 the Group purchased Mardx Diagnostics Inc for a total consideration of US$4,208,279. The consideration was satisfied by cash and the issue of 'A' Ordinary Shares. Acquisition expenses amounted to US$244,992. On December 8, 2000 the Group acquired the assets and goodwill of Bartels Inc for a total consideration of US$9,463,974 satisfied by cash, the issue of 'A' Ordinary Shares and a promissory note. Total acquisition expenses amounted to US$158,874.

                                                  Mardx         Bartels         Total
                                                   US$            US$            US$
                                               ----------     -----------    -----------
Tangible fixed assets                              72,306              --         72,306
Working capital                                   660,458         750,000      1,410,458
Long-term debt                                   (956,250)             --       (956,250)
                                               ----------     -----------    -----------

Net assets/(liabilities) at fair value           (223,486)        750,000        526,514

Goodwill                                        4,431,765       8,713,974     13,145,739
                                               ----------     -----------    -----------

Consideration                                   4,208,279       9,463,974     13,672,253
                                               ----------     -----------    -----------
Satisfied by:

Cash payments including costs                   2,044,992       5,923,974      7,968,966
                                               ----------     -----------    -----------

Net cash outflow                                2,044,992       5,923,974      7,968,966

Promissory Note                                        --         350,000        350,000
Issue of  'A' Ordinary Shares                   2,163,287       3,190,000      5,353,287
                                               ----------     -----------    -----------

Consideration                                   4,208,279       9,463,974     13,672,253
                                               ----------     -----------    -----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

22.      ACQUISITION OF BUSINESSES (Continued)

         Goodwill capitalised during 2000 in respect of acquired businesses amounted to US$13,145,739 and comprised:

                                                Fair
                                 Book           Value            Fair
                                Values       Adjustment          Value       Consideration     Goodwill
                                 US$             US$              US$             US$             US$
                             -----------     -----------      -----------    -------------    -----------
MARDX
Tangible fixed assets            572,306        (500,000)*         72,306
Working capital                  910,458        (250,000)*        660,458
Long-term debt                  (956,250)             --         (956,250)
                             -----------     -----------      -----------
                                 526,514        (750,000)        (223,486)     (4,208,279)     (4,431,765)
                             -----------     -----------      -----------     -----------     -----------
BARTELS
Working capital                  959,478        (209,478)*        750,000
                             -----------     -----------      -----------
                                 959,478        (209,478)         750,000      (9,463,974)     (8,713,974)
                             -----------     -----------      -----------     -----------     -----------

Total                          1,485,992        (959,478)         526,514     (13,672,253)    (13,145,739)
                             -----------     -----------      -----------     -----------     -----------

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

         Following the completion of the fair value exercises in 2001 in respect of the acquisitions made during 2000, amendments have been made to the fair values reported in the 2000 financial statements. The difference has been taken as an adjustment to goodwill on acquisition. Provisional and final values of net assets acquired and consideration paid are as follows:

                                Provisional     Adjustments    Adjustments        Final
                                 fair value    to net assets     to costs       fair value
                                   2000            2001           2001            2001
                                    US$             US$            US$             US$
                                -----------    -------------   -----------     -----------
MARDX
Tangible fixed assets                72,306              --             --          72,306
Working Capital                     660,458              --             --         660,458
Long-term debt                     (956,250)             --             --        (956,250)
                                -----------     -----------    -----------     -----------
Net assets                         (223,486)             --             --        (223,486)
                                -----------     -----------    -----------     -----------
Consideration and costs          (4,208,279)             --             --      (4,208,279)
                                -----------     -----------    -----------     -----------
BARTELS
Working capital                     750,000         127,090             --         877,090
                                -----------     -----------    -----------     -----------

Consideration and costs          (9,463,974)             --        (81,762)     (9,545,736)
                                -----------     -----------    -----------     -----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

23.      COMMITMENTS AND CONTINGENCIES

(a)      Capital Commitments

         The capital commitments of the Group were as follows:

                                  31 December    31 December    31 December
                                     2002           2001           2000
                                      US$            US$            US$
                                  -----------    -----------    -----------
Contracted for                             --             --             --
Authorised, not contracted for             --             --        400,000
                                  -----------    -----------    -----------
                                           --             --        400,000
                                  -----------    -----------    -----------

(b) Operating lease commitments payable during the next twelve months amount to US$1,529,849 (2001: US$936,101) payable on leases of buildings at Dublin and Bray, Ireland, Umea, Sweden, St. Louis, Missouri, upstate New York and Carlsbad, California and plant and machinery in Lemgo, Germany. US$30,452 of the operating lease commitments total relates to leases whose remaining term will expire within one year, US$149,845 relates to leases whose remaining term expires between one and two years, US$711,425 between two and five years and the balance of US$638,127 relates to leases which expire after more than five years.

         Future minimum operating and finance lease commitments with non cancellable terms in excess of one year are as follows:

                                            Operating Leases   Finance Leases
                                                  US$                US$
                                            ----------------   --------------
2003                                            1,529,849            196,858
2004                                            1,571,874             12,655
2005                                            1,365,166                 --
2006                                              954,445                 --
Later years                                     8,239,907                 --
Interest element of finance leases                     --                 --
                                              -----------        -----------
                                               13,661,241            209,513
                                              -----------        -----------

(c) Under agreements between the Group and Enterprise Ireland, grants amounting to US$504,480 (2001: US$290,389) are receivable which may be revoked, cancelled or abated in certain circumstances.

(d) Under agreements between the Group and Enterprise Ireland, a loan amounting to US$57,198 (2001: US$220,411) is payable which may be required to be repaid immediately in certain circumstances.

(e) Under an agreement reached in November 2000, between the Group and Enterprise Ireland, grants of US$605,680 are payable in the event of predefined employment targets being achieved. As part of this agreement, Enterprise Ireland could subscribe for 'A' Ordinary Shares of the Company up to a value of E.1,097,054 at a share price 10%
         below the market price of the Company's shares. In December 2000 Enterprise Ireland subscribed E.548,527 of this amount for 239,198
         'A' Ordinary Shares of the Company. In December 2002 Enterprise Ireland subscribed the remaining E.548,527 for 443,900 'A' Ordinary Shares of the Company.

(f) At December 31, 2002 the Company has guaranteed the borrowings of subsidiary undertakings to the amount of US$2,776,343.

(g) Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, a subsidiary undertaking in the Republic of Ireland, for the financial year to December 31, 2002 and, as a result, this subsidiary undertaking has been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1996.

(h) The Company's bank borrowings are secured by a fixed and floating charge over the assets of the Company. The Company has also given security over certain US assets, subordinate to other banking arrangements, to Xtrana Inc relating to the deferred consideration due as part of the acquisition of the Biopool hemostasis business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

23.      COMMITMENTS AND CONTINGENCIES (Continued)

(i) In December 2002 the Company filed an action against Xtrana Inc relating to the purchase of the Biopool business from Xtrana in 2001. The Company is seeking US$1.2m in damages and US$3m in punitive damages alleging breach of contract and other damages regarding the sale of an individual product line. On January 17, 2003 Xtrana countersued seeking US$57m in damages. The Company believes that this countersuit is without merit and is vigorously pursuing its litigation against Xtrana.

24.      SIGNIFICANT CONCENTRATIONS AND BUSINESS RISKS

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

25.      PENSION SCHEME

         The Group operates a defined contribution pension scheme for its full-time employees. The benefits under this scheme are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income amounted to US$522,797 (December 31, 2001, US$583,065 and December 31, 2000,
         US$547,475). This represents the total cost to the Group of the pension scheme for the financial year and as such it was not necessary to accrue or prepay pension contributions at the year end.

26.      RELATED PARTY TRANSACTIONS

         The Company has entered into various arrangements with JRJ Investments ("JRJ"), a partnership owned by Mr. O'Caoimh and Dr. Walsh, directors of the Company, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. It has entered into an agreement with JRJ pursuant to which the Company has taken a lease of premises adjacent to the existing facility for a term of 20 years at a rent of E7.62 per square foot ("the Current Extension"). The lease commenced on the newly completed 25,000 square foot building in July 2000. The Company also envisages that further premises may potentially be required by it and, for that purpose, has entered into a four years eleven month lease at E28,568 per annum over adjacent lands with JRJ. On November 20, 2002 the Company signed an agreement for lease with JRJ for offices that are currently being constructed on part of these lands. The lease is expected to commence in quarter three 2003 on terms similar to that for the current extension. Independent Valuers have advised the Company that the rent fixed in respect of the Current Extension, the agreement for lease and the adjacent lands represents a fair market rent. The rent for any future property constructed will be set at the then open market value. The Company and its directors (excepting Mr. O'Caoimh and Dr. Walsh who express no opinion on this point) believe that the arrangements entered into represent a fair and reasonable basis on which the Company can meet its ongoing requirements for premises.

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

         INTEREST RATE RISK

         The Group borrows in appropriate currencies at floating and fixed rates of interest. Year-end borrowings, net of cash, totalled US$8,407,045 (2001: US$4,375,840) at interest rates ranging from 2.30% to 7.41% and including US$3,985,362 of fixed rate debt at interest rates ranging from 5% to 7.50% (2001: US$1,309,607 at interest rates ranging from 5% to 7.50%). In broad terms, a one-percentage point increase in interest rates would increase the net interest charge by US$101,329 (2001:
         US$81,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

27.      DERIVATIVES AND FINANCIAL INSTRUMENTS (Continued)

         LIQUIDITY RISK

         The Group's operations are cash generating. Short term flexibility is achieved with overdraft facilities.

         FOREIGN EXCHANGE RISK

         The vast bulk of the Group's activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group's Euro expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, the Group pursues a formalised treasury policy which aims to sell US Dollars forward to match uncovered Euro expenses at exchange rates lower than budgeted exchange rates. With an increasing level of Euro denominated sales, the Group anticipates that, over the next three years, a higher proportion of its non-US Dollar expenses will be matched by non-US Dollar revenues. The Group had foreign currency denominated cash balances equivalent to US$2,050,827 at December 31, 2002.

         The disclosures below exclude short term accounts receivable and payable

         INTEREST RATE PROFILE OF FINANCIAL LIABILITIES

         The interest rate profile of financial liabilities of the Group was as follows:

                                                      December 31    December 31
                                                         2002          2001
                                                          US$           US$
                                                      -----------    -----------
Financial liabilities on which no interest is paid         57,198        220,411
Floating rate financial liabilities                    10,132,886      8,127,798
Fixed rate financial liabilities                        3,985,362      1,309,607
                                                      -----------    -----------
                                                       14,175,446      9,657,816
                                                      -----------    -----------

         Financial liabilities, on which no interest is paid, comprise loans from unconnected third parties and have a weighted average period until maturity of 1 year.

         Floating rate financial liabilities comprise overdrafts and other borrowings that bear interest at rates of between 2.30% and 7.41%. These overdrafts and borrowings are provided by financial institutions at margins ranging from 1% to 3.50% over interbank rates.

                                                         December 31   December 31
Fixed rate financial liabilities                            2002           2001
                                                         -----------   -----------
- weighted average interest rate                               5.50%         7.26%
- weighted average period for which rate is fixed        3.78 years    1.72 years

         MATURITY OF FINANCIAL LIABILITIES

         The maturity profile of the Group's financial liabilities was as follows:

                                                      December 31    December 31
                                                         2002           2001
                                                          US$            US$
                                                      -----------    -----------
In one year or less, or on demand                       7,019,661      3,630,167
In more than one year, but not more than two            1,488,748      1,753,534
In more than two years, but not more than five          5,595,527      4,127,300
In more than five years                                    71,510        146,815
                                                      -----------    -----------
                                                       14,175,446      9,657,816
                                                      -----------    -----------

         FAIR VALUES OF FINANCIAL LIABILITIES

         There is no significant difference between the fair value and the carrying value of the Group's financial assets and liabilities as at December 31, 2002. At December 31, 2002 forward contracts with a carrying value of US$Nil had a fair value of US$711,352.

28.      DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY
         ACCEPTED IN IRELAND AND IN THE UNITED STATES

         The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland ("Irish GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). These differences relate principally to the following items and the necessary adjustments are shown in the table set out below;

    (a)  Goodwill:

         In prior years under Irish GAAP, goodwill was either written off immediately on completion of the acquisition against shareholders' equity, or capitalised in the balance sheet and amortised through the income statement on a systematic basis over its useful economic life. From 1998, goodwill must be capitalised and amortised over the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

28.      DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY
         ACCEPTED IN IRELAND AND IN THE UNITED STATES (Continued)

         period of its expected useful life, however, historic goodwill continues to remain an offset against shareholders'equity. Under US GAAP, accounting for goodwill as an offset against shareholders' equity is not permitted. Prior to January 1, 2002 goodwill was amortised, except for goodwill arising on acquisitions after 30 June 2001 over the period of its expected useful life, subject to a maximum write off period of 40 years, through the income statement. A useful life of 10 years was adopted for the purposes of the reconciliation.

         In June 2001, the US Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets", both of which are effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortised under US GAAP, but will be subject to annual impairment tests in accordance with the statements. On January 1, 2002 the Group performed the required impairment review of goodwill and indefinite-lived intangible assets and determined that there was no impairment. On December 31, 2002 the Group performed a further impairment test of goodwill and indefinite-lived intangible assets and concluded that there was no impairment in the carrying value of these assets at this date.

         Negative goodwill arises when the net amounts assigned to assets acquired and liabilities assumed exceed the cost of an acquired entity. Under Irish GAAP, negative goodwill arising on acquisitions is recognised as a negative asset, within intangible fixed assets, and recognised in the profit and loss account in the periods in which the non-monetary assets acquired are depreciated or sold. Under US GAAP, negative goodwill would be allocated to reduce proportionately the values assigned to the acquired non-current assets.

         Net Income and earnings per share for the years ended December 31, 2002, 2001 and 2000, adjusted to exclude amortization of goodwill is as follows:

                                                             December 31      December 31      December 31
                                                                2002             2001             2000
                                                                     US$              US$             US$
         Reported net income under US GAAP                     5,225,804          293,816       1,667,958
         SFAS No.142 effect - Goodwill                                --        3,775,136       3,417,858
                                                          --------------   --------------   -------------
         Adjusted net income                                   5,225,804        4,068,952       5,085,816

         Reported basic earnings per share (US cents)              12.89             0.73            4.49
         SFAS No.142 effect - Goodwill                                --             9.34            9.20
                                                          --------------   --------------   -------------
         Adjusted basic earnings per share (US cents)              12.89            10.07           13.69

         Reported diluted earnings per share (US cents)            12.50             0.71            4.11
         SFAS No.142 effect - Goodwill                                --             8.99            8.43
                                                          --------------   --------------   -------------
         Adjusted diluted earnings per share (US cents)            12.50             9.70           12.54

         Identifiable intangible assets comprise goodwill, which is not amortizable and certain intangible other non-current assets, which are amortizable. Other non-current asset amortization under US GAAP for the years ended December 31, 2002, 2001 and 2000 was US$138,886, US$115,175
         and US$27,367 respectively. Other non-current amortization under US GAAP is estimated to be approximately US$138,022 in 2003, US$203,978 in 2004, US$199,152 in 2005, US$193,358 in 2006, and US$185,714 in 2007,
         and US$839,599 thereafter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

28.   DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY
      ACCEPTED IN IRELAND AND IN THE UNITED STATES (Continued)

      (b)   Cash Flow Statements:

            The consolidated statement of cash flows prepared under Irish GAAP presents substantially the same information as required under US GAAP by SFAS 95 "Statement of Cash Flows". This standard differs, however, with regard to the classification of items within the statements and as regards the definition of cash equivalents.

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

      (c)   Share Capital Not Paid:

            Under Irish GAAP, unpaid share capital is classified as a receivable under current assets. Under US GAAP, share capital receivable should be reported as a reduction to Shareholders' Equity. Unpaid share capital at December 31, 2002, is US$260,203 (2001 : US$291,211).

      (d)   Statement of Comprehensive Income:

            The Company prepares a "Statement of Total Recognised Gains and Losses" which is essentially the same as the "Statement of Comprehensive Income" required under US GAAP. SFAS 130 requires disclosure of the cumulative amounts of other comprehensive income.

      (e)   Sale and Leaseback:

            Under Irish GAAP, the Company's sale and leaseback transaction which took place in December 1999 was treated as a disposal of assets with the gain on the disposal of US$1,014,080 being credited to the profit and loss account in the period of the transaction. Under US GAAP, this amount is deferred and released to the profit and loss account over the period of the lease (20 years).

      (f)   Minority Interests:

            Under Irish GAAP, minority interests are included as a portion of Shareholders' Equity. Under US GAAP, minority interests are excluded from Shareholders' Equity.

      (g)   Sales on Extended Credit Terms:

            In 2000 the Company made certain sales on extended credit terms. Under US GAAP, SAB 101 "Revenue Recognition in Financial Statements", such sales on extended credit terms would not be recognisable as revenue until 2001. No similar provisions exist under Irish GAAP to preclude revenue recognition. Sales were not made on extended credit terms in 2001 or 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

28.   DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY
      ACCEPTED IN IRELAND AND IN THE UNITED STATES (Continued)

      (h)   Restructuring Costs:

            Under Irish GAAP, certain provisions made for restructuring costs (principally payments to employees) incurred as a result of acquisitions and expensed immediately would not be recognisable under US GAAP, because EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination", would also not permit such costs to be included in the purchase price allocation but contains more stringent criteria for expense recognition, and such restructuring costs will be expensed in the subsequent period.

      (i)   Research and Development:

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

      (j)   Stock-based compensation expense:

            US GAAP, as set forth in APB 25 and SFAS 123 "Accounting for Stock-Based Compensation", and FIN 44 "Accounting for Certain Transactions Involving Stock Compensation" requires stock options issued to non-employees to be valued at fair value and compensation cost to be recognised based on that fair value.

      (k)   Derivatives and financial instruments

            In June 1998, the FASB issued SFAS No 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires that (for US GAAP purposes only) all derivatives be recognised on the balance sheet at fair value. Derivatives which are not hedges or where hedge correlation cannot be demonstrated must be adjusted to fair value through income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

28.      DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY
         ACCEPTED IN IRELAND AND IN THE UNITED STATES (Continued)

CUMULATIVE EFFECT ON SHAREHOLDERS' EQUITY                    December 31      December 31      December 31
                                                                  2002             2001             2000
                                                                      US$              US$              US$
Total shareholders' equity before
   minority interests under Irish GAAP                        62,598,296       56,221,625       54,732,703
US GAAP adjustments:
Goodwill                                                      10,503,303        8,098,782       10,265,482
Share capital not paid                                          (260,203)        (291,211)        (278,525)
Adjustment for sale and leaseback                               (861,968)        (912,672)        (963,376)
Adjustment for sales on extended credit                               --               --          (35,000)
Adjustment for restructuring costs                                    --        2,850,000        1,222,203
Adjustment for research and development costs                 (2,327,444)      (1,910,083)      (1,028,373)
Adjustment for fair value of derivative instruments              711,352           14,585               --
Deferred tax                                                     626,720          293,876          (55,916)
                                                           -------------    -------------    -------------

Shareholders' equity under US GAAP                            70,990,056       64,364,902       63,859,198
                                                           -------------    -------------    -------------

EFFECT ON NET PROFIT                                          December 31      December 31     December 31
                                                                2002            2001            2000
                                                                       US$             US$             US$

Profit on ordinary activities after taxation
  under Irish GAAP                                               5,010,317       1,449,348       4,823,465
US GAAP adjustments:
Goodwill amortisation                                            2,404,521      (2,166,700)     (2,141,935)
Adjustment for sale and leaseback                                   50,704          50,704          50,704
Adjustment for sales on extended credit                                 --          35,000         (35,000)
Adjustment for restructuring costs                              (2,850,000)      1,627,797       1,222,203
Adjustment for research and development costs                     (417,361)       (881,710)     (1,028,373)
Adjustment for stock compensation                                       --              --        (909,062)
Adjustment for fair value of derivative instruments                (14,585)         14,585              --
Deferred tax                                                     1,042,208         164,792        (314,044)
                                                               ------------    ------------    ------------

Profit under US GAAP                                             5,225,804         293,816       1,667,958
                                                               ------------    ------------    ------------

Profit per ordinary share (US cents)                                 12.89            0.73            4.49
Diluted profit per ordinary share (US cents)                         12.50            0.71            4.11
Weighted average number of ordinary shares used
in computing basic earnings per ordinary share                  40,550,367      40,408,978      37,131,692
Diluted weighted average number of ordinary shares
used in computing diluted profit per ordinary share             42,486,227      41,120,930      40,540,494



CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME               December 31      December 31      December 31
                                                                 2002             2001             2000
                                                                      US$              US$              US$
Profit under US GAAP                                              5,225,804        293,816       1,667,958
Translation adjustment                                              605,782        148,951        (565,653)
Fair value of derivative instruments                                711,352             --              --
                                                             -------------    -------------    -------------

Total Comprehensive Income                                       6,542,938        442,767       1,102,305
                                                             -------------    -------------    -------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002(CONTINUED)

28.      DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY
         ACCEPTED IN IRELAND AND IN THE UNITED STATES (Continued)

                                                                                     Year ended
Consolidated Statements of Cash Flows                                December 31     December 31    December 31
                                                                        2002            2001             2000
                                                                            US$              US$            US$

Operating Activities
Net profit under Irish GAAP                                           5,010,317       1,449,348       4,823,465
Adjustments to reconcile net profit to cash
provided by operating activities:
Depreciation and amortisation                                         3,510,128       2,674,321       1,960,726
Taxation (paid)/refund                                                 (403,935)       (319,510)         36,000
Share of operating loss in associate                                    300,000         195,000          30,000
Provision for corporation tax charge                                    499,501         206,000         123,800
Net interest payable accrual                                              1,099          79,545              --
Disposal of investments                                                      --              --         (37,465)
Exceptional administrative expenses                                  (2,850,000)      2,850,000       1,287,000
(Increase)/decrease in accounts receivable and prepayments           (4,137,160)      1,525,800       1,074,798
Increase/(decrease) in accounts payable & accrued expenses            2,381,143      (1,818,268)     (1,209,806)
Increase in inventory                                                (2,094,812)     (1,930,323)     (4,501,435)
Translation adjustments                                                 605,782         148,951        (565,653)
                                                                   ------------    ------------    ------------
Net cash inflow from operating activities                             2,822,063       5,060,864       3,021,430
                                                                   ------------    ------------    ------------
Investing activities
Acquisition of subsidiary undertakings                                       --      (4,777,388)             --
Payments to acquire trades or businesses                             (4,408,692)             --      (7,822,352)
Purchase of associate undertaking                                            --        (309,399)     (1,185,197)
Deferred consideration paid                                                  --              --      (4,096,006)
Payment for patents and deferred development costs                     (468,941)       (986,502)     (1,360,032)
Payment for tangible fixed assets                                    (2,516,982)     (1,343,370)     (1,173,921)
                                                                   ------------    ------------    ------------

Net cash outflow from investing activities                           (7,394,615)     (7,416,659)    (15,637,508)
                                                                   ------------    ------------    ------------
Financing Activities
Loan from unconnected third party                                      (163,213)        (73,336)     (1,071,014)
Issue of ordinary share capital including premium                       558,698          74,144      21,580,892
Expenses paid in connection with share issue                                 --        (183,521)     (1,474,799)
(Decrease)/increase in long term debt                                (1,803,466)      4,829,963      (4,916,009)
Capital element of finance lease payments                               (17,350)       (310,076)       (291,838)
Increase/(decrease) in convertible debentures                         2,500,000        (625,000)             --
Decrease in promissory note                                                  --        (350,000)             --
Increase in other financial liabilities                               3,984,308              --              --
                                                                   ------------    ------------    ------------

Net cash inflow from financing                                        5,058,977       3,362,174      13,827,232
                                                                   ------------    ------------    ------------

Increase in cash and cash equivalents                                   486,425       1,006,379       1,211,154
Cash and cash equivalents at beginning of year                        5,281,976       4,275,597       3,064,443
                                                                   ------------    ------------    ------------
Cash and cash equivalents at end of year                              5,768,401       5,281,976       4,275,597
                                                                   ------------    ------------    ------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

28.      DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY
         ACCEPTED IN IRELAND AND IN THE UNITED STATES  (Continued)

         NON CASH TRANSACTIONS

         In December 2000, the Group acquired the assets and goodwill of Bartels Inc, for a consideration of US$9,463,974 comprising US$3,190,000 in stock, US$5,923,974 in cash and the balance of US$350,000 in the form of a promissory note. This promissory note was settled in full during the second quarter of 2001. This transaction relates to the Irish reportable segment.

         In December 2001, the Group acquired the assets and goodwill of the Biopool hemostasis business for a total consideration of US$6,409,329 satisfied in cash and deferred consideration. The deferred consideration was payable in three instalments of US$855,200, US$1,166,200 and US$570,100 on December 21, 2002, 2003 and 2004
         respectively. The deferred consideration is not conditional on any future event. This transaction relates to the Irish reportable segment.

         In November 2002, the Company acquired the speciality clinical chemistry product line from Sigma Diagnostics for a total consideration of US$4,436,188 satisfied in cash and deferred consideration. The cash consideration was partly financed by the issue of US$2,500,000 of 5.25% convertible debentures. The debentures bear interest at a rate of 5.25% per annum and are convertible into Class 'A' Ordinary Shares of the Company at a price of US$1.50. The Company also issued 50,000 warrants (the "Second Warrants") in November 2002.

         On April 3, 2002, the Company acquired a further 165,000 Ordinary Shares in its associate HiberGen Limited. The consideration of US$201,874 was satisfied by the issue of 156,189 'A' Ordinary Shares in Trinity Biotech plc.

         In December 1999, the Company completed a private placement of (i) US$3,500,000 principal amount of 7.5% Convertible Debentures and (ii) 483,701 warrants to purchase 'A' Ordinary shares of the Company (the "First Warrants"), which resulted in aggregate gross proceeds to the Company of US$3,500,000.

         The debentures bear interest at the rate of 7.5% per annum, payable quarterly. US$2,500,000 of the principal amount originally matured on December 18, 2001 with the remaining US$1,000,000 maturing on December 18, 2002. The debentures are convertible into 'A' Ordinary Shares of the Company at a price of US$1.80. During 2000, US$1,875,000 of the US$3,500,000 principal amount of the debentures was converted into 1,041,667 Class 'A' Ordinary Shares of the Company. During 2001, US$625,000 of the remaining balance of the debentures was redeemed. The remaining balance of the principal amount was rolled over in November 2002 at an annual interest rate of 6% and a conversion price of US$1.50.

         In relation to the First Warrants, 333,701 were each exercisable to purchase one 'A' Ordinary Share of the Company at US$1.74 per share and the remaining 150,000 were each exercisable to purchase one 'A' Ordinary Share of the Company at US$1.80 per share. The balance of these warrants expired unexercised on June 25 2002. The Second Warrants are each exercisable to purchase one 'A' Ordinary Share in the Company at US$1.50 per share. The Second Warrants expire in November 2007.

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         DECEMBER 31, 2002 (CONTINUED)

28.      DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY
         ACCEPTED IN IRELAND AND IN THE UNITED STATES (Continued)

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

         Proforma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                                   2002                2001                 2000
         Expected option life (years)                              4.0                  3.0                4.2
         Risk-free weighted average interest rate                  2.3%                 4.5%               5.5%
         Stock price volatility                                  0.411                0.620              0.869
         Dividend yield                                              0%                   0%                 0%

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

                                                              December 31      December 31       December 31
                                                                 2002             2001              2000
                                                                     US$              US$              US$
         Proforma net profit/(loss)                           3,800,456         (955,903)         (220,421)

         Proforma earnings/(loss) per share (US cents)             9.37            (2.37)            (0.59)

         Proforma diluted earnings/(loss) per share (US cents)     9.15            (2.37)            (0.59)

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         DECEMBER 31, 2002 (CONTINUED)

28.      DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY
         ACCEPTED IN IRELAND AND IN THE UNITED STATES (Continued)

         A summary of the Company's stock option activity, and related information, for the years ended December 31 follows:

                                               2002 Weighted-Average        2001 Weighted-Average      2000 Weighted-Average
                                              Options Exercise Price        Options Exercise Price     Options Exercise Price
         Outstanding-beginning of year            7,864,953  $1.57             5,868,703  $1.78           4,884,472  $1.39
              Granted                             2,223,500  $1.10             2,039,500  $1.02           4,112,194  $2.88
              Exercised                             (12,334) $1.13               (43,250) $1.71          (2,884,496) $2.73
              Forfeited                            (741,420) $1.80                    --     --            (243,467) $3.02

         Outstanding-end of year                  9,334,699  $1.44             7,864,953  $1.57           5,868,703  $1.78

         Exercisable at end of year               3,927,771  $1.56             2,899,339  $1.37           1,873,029  $1.34

         Weighted average fair value
         of options granted during the year             $0.58                        $0.56                      $1.43

         The weighted average remaining contractual life of options outstanding at December 31, 2002 is 4.6 years.

         A summary of the range of prices for the Company's stock options for the year ended December 31 2002 follows:

                                              OUTSTANDING                                         EXERCISABLE
                                                                   Weight. Av.                                    Weight. Av.
                                                    Weight. Av.    contractual                     Weight. Av.    contractual
      Option price range         No. of Shares    exercise price  life remaining  No. of Shares  exercise price  life remaining
         $0.81 - $0.99              3,942,530           $0.94       5.3 years        825,030           $0.81      1.1 years
         $1.00 - $1.99              3,646,534           $1.40       4.3 years      1,986,368           $1.35      3.5 years
         $2.00 - $2.99              1,150,567           $2.35       2.8 years        808,017           $2.30      1.9 years
         $3.00 - $5.00                595,068           $3.25       3.7 years        308,356           $3.99      2.7 years

         INVESTMENTS

         The Company had no trading securities as at December 31, 2002 or December 31, 2001.

         The gross realised gains on sales of trading securities during 2002 was US$Nil (2001: US$Nil, 2000: US$37,465).

         The Company had no "available for sale" or "held to maturity securities" as at December 31, 2002 or December 31, 2001.

         FAIR VALUES OF FINANCIAL INSTRUMENTS

         The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

         Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

         Long and short-term debt: The carrying amounts of the Company's borrowings approximate their fair value as substantially all of the debt bears interest at market rates. In addition, debt originally due for repayment over an average period of 3.78 years, has been predominantly settled in 2003.

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         DECEMBER 31, 2002 (CONTINUED)

28.      DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY
         ACCEPTED IN IRELAND AND IN THE UNITED STATES (Continued)

         The carrying amounts and fair values of the Company's financial instruments at December 31, 2002 and 2001 are as follows:

                                   December 31, 2002          December 31, 2001
                                  Carrying       Fair       Carrying       Fair
                                   Amount        Value       Amount        Value
                                        US$          US$          US$          US$
Cash and cash equivalents         5,768,401    5,768,401    5,281,978    5,281,978

Short term debt                   7,216,519    7,216,519    3,630,167    3,630,167

Long term debt                    7,168,440    7,168,440    6,027,649    6,027,649

Forward contracts                        --      711,352           --       14,585

         ADDITIONAL PROFORMA INFORMATION FOR ACQUISITIONS MADE IN 2001 AND 2002

         The information below presents the proforma effect of the acquisitions made in 2000 as if they had occurred on January 1, 2000, the proforma effect of the acquisitions made in 2001, as if they had occurred on January 1, 2000 and the proforma effect of the acquisitions made in 2002, as if they had occurred on January 1, 2001.

                                                                  December 31       December 31     December 31
                                                                      2002             2001             2000
                                                                          US$              US$              US$
         Proforma revenues                                         63,352,500       63,585,202       49,524,670

         Proforma net income                                        6,561,656        1,931,112        1,561,407

         Proforma earnings per share (US cents)                         16.18             4.78             4.21

         Proforma diluted earnings per share (US cents)                 15.65             4.70             3.85

         The proforma information was compiled using extrapolations of the results for the hemostasis division and speciality clinical chemistry product line acquired from Sigma Diagnostics during 2002.

         ACCOUNTING PRONOUNCEMENTS

         Impairment or disposal of long-lived assets

         In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business". SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company has adopted SFAS 144 as of January 1, 2002. There was no material impact to the Company from the adoption of this standard.

         Business combinations/Goodwill and Other Intangible Assets

         The impact of adoption of these pronouncements is discussed at Note
         28(a)

         Stock Compensation

         In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and of the effect of the method used on reported results. The provisions of SFAS 148 are effective in fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. As of December 31, 2002, the Company has elected not to change to the fair value based method of accounting for stock-based employee compensation.

29.      GROUP UNDERTAKINGS

                                                                                Principal Country
                Name and                                                         of incorporation         Group
            registered office                     Principal activity                and operation         % holding

         Holding Company
         Trinity Biotech plc                        Investment
         IDA Business Park                          and holding
         Bray,                                      company                              Ireland
         Co. Wicklow, Ireland

         Subsidiary and Associate Undertakings
         Trinity Biotech Inc.                       Holding Company                      U.S.A.            100%
         (Formerly Disease Detection
              International Inc.)
         Girts Road
         Jamestown
         NY 14702, USA

         Clark Laboratories Inc.                    Manufacture and sale                 U.S.A.           100%
         Trading as Trinity Biotech (USA)           of diagnostic test kits
         Girts Road
         Jamestown
         NY 14702, USA

         FHC Corporation                            Non-trading                          U.S.A.           100%
         Girts Road
         Jamestown
         NY 14702, USA


         Trinity Biotech Manufacturing Limited      Manufacture and sale                 Ireland          100%
         IDA Business Park                          of diagnostic test kits
         Bray
         Co. Wicklow, Ireland

         Trinity Research Limited                   Research and                         Ireland          100%
         IDA Business Park                          development
         Bray
         Co. Wicklow, Ireland

         Trinity Biotech Sales Limited              Non - trading                        Ireland          100%
         IDA Business Park, Bray
         Co. Wicklow, Ireland

         MarDx Diagnostics Inc                      Manufacture and                      U.S.A.           100%
         5919 Farnsworth Court                      sale of diagnostic
         Carlsbad                                   test kits
         CA 92008, USA

         Flambelle Limited                          Non-trading                          Ireland          100%
         16 Fitzwilliam Place
         Dublin, Ireland

         Eastcourt Limited                          Non-trading                          UK               100%
         Chichester House
         278/282, High Holborn
         London, UK

         Trinity Biotech UK Holdings Ltd            Holding company                      UK               100%
         (Formerly Centocor UK Holdings Ltd)
         Shalford
         Guildford, Surrey, UK

         Trinity Biotech UK Ltd                     In voluntary                         UK               100%
         (Formerly Centocor UK Ltd)                 liquidation
         Shalford
         Guildford, Surrey, UK

         Trinity Biotech (UK Sales) Limited         Sales of                             UK               100%
         54 Queens Road                             diagnostic
         Reading RG1 4A2, England                   test kits

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (CONTINUED)

29.      GROUP UNDERTAKINGS (Continued)

                                                                                 Principal Country
            Name and                                                              of incorporation         Group
         registered office                          Principal activity             and operation         % holding
         Subsidiary and Associate Undertakings continued
         Benen Trading Ltd                          Manufacture and                     Ireland            10%
         IDA Business Park, Bray                    sale of diagnostic
         Co. Wicklow, Ireland                       test kits

         Reddinview Ltd                             Dormant company                     Ireland           100%
         IDA Business Park, Bray
         Co. Wicklow, Ireland

         HiberGen Limited                           Genetic Variation                   Ireland          42.9%
         IDA Business Park, Bray                    Detection
         Co. Wicklow, Ireland

         Trinity Biotech GmbH                       Sale of diagnostic                  Germany           100%
         Otto Hesse Str 19                          test kits
         64293 Darmstadt, Germany

         Biopool US Inc                             Manufacture and                     U.S.A.            100%
         Girts Road                                 sale of diagnostic
         Jamestown                                  test kits
         NY 14702, USA

         Biopool AB                                 Manufacture and                     Sweden            100%
         S-903 47 Umea                              sale of diagnostic
         Sweden                                     test kits

30.      EVENTS SUBSEQUENT TO DATE OF AUDITORS' REPORT - UNAUDITED

         DISPUTE REGARDING THE ACQUISITION FROM XTRANA INC.

         In December 2002, the Company filed an action against Xtrana Inc relating to the purchase of the Biopool business from Xtrana in 2001. The Company was seeking US$1,200,000 in damages and US$3,000,000 in punitive damages alleging breach of contract and other damages regarding the sale of an individual product line. On January 17, 2003 Xtrana countersued seeking US$57,000,000 in damages.

         On June 16, 2003 Trinity and Xtrana settled this litigation. Pursuant to the terms of the Settlement Agreement entered into between the parties, Trinity agreed to pay Xtrana the amounts due on two promissory notes of US$1,166,200 and US$570,100, together with interest thereon as provided in the notes, less US$225,000, and less US$24,148.03, which represented the amount due and owing by Xtrana to Trinity as of May 31, 2003 pursuant to a Letter Agreement, dated December 20, 2001, between Trinity and Xtrana, relating to a third party. The total amount of the settlement payment made by Trinity to Xtrana was US$1,505,942.10.

         The parties also agreed that, following Xtrana's receipt of the settlement payment, they would cause the litigation to be dismissed with prejudice and without costs to any party. The parties also released each other from any claims arising from or in connection with the notes due from Trinity to Xtrana, the litigation, the security agreements entered into between the parties, the Asset Purchase Agreement made as of November 9, 2001 and any other matter whatsoever, except for the parties executory obligations as set forth in the settlement agreement.

                                                                      SCHEDULE 2

                              TRINITY BIOTECH PLC.

                        VALUATION AND QUALIFYING ACCOUNTS

                                    Balance at        Charged to      Charged to                          Balance
                                    beginning         costs and         other                              at end
                                    of period          expenses        accounts        Deductions        of period
                                          US$               US$              US$               US$              US$
                                                                          (a)              (b)
         2002

         Doubtful debts                30,000           206,859             --                --           236,859

         2001

         Doubtful debts                31,850            30,000             --           (31,850)           30,000

         2000

         Doubtful debts                88,822            31,850             --           (88,822)           31,850

(a)      Amounts recovered during the year

(b)      Amounts written off during the year

                  CONSENT OF ERNST & YOUNG INDEPENDENT AUDITORS



We consent to the incorporation by reference in the Registration Statements (Form F-3 No. 333-13080, Form F-3 No. 333-7044, Form F-3 No. 333-11360 and the
Form F-3 No 333-103033 and the related prospectuses, of Trinity Biotech plc, and in the Registration Statements (Form S-8 No. 33-76384 and Form S-8 No. 333-220) pertaining to the Employee Share Option Plan of Trinity Biotech plc of our report dated April 17, 2003 with respect to the consolidated financial statements of Trinity Biotech plc included in the Annual Report (Form 20-F) for the year ended December 31, 2002.



Dublin, Ireland                                             /s/ Ernst & Young
June 30, 2003                                               Ernst & Young
                                                            Registered Auditors

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                            TRINITY BIOTECH PLC



                                            By:  /s/ RONAN O'CAOIMH
                                                 -------------------------------
                                                 Mr. Ronan O'Caoimh
                                                 Director/
                                                 Chief Executive Officer

                                                 Date: June 30, 2003



                                            By:  /s/ RORY NEALON
                                                 -------------------------------
                                                 Mr. Rory Nealon
                                                 Director/
                                                 Chief Financial Officer

                                                 Date: June 30, 2003