Form 20-F/A
period 2002-12-31
TRINITY BIOTECH PLC
filed 2003-12-10
CIK 888721

                                  FORM 20-F /A


                                   (Mark One)

           |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR


            |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      RESTATEMENT OF PREVIOUSLY FILED 20-F


                  For the fiscal year ended: December 31, 2002

                         Commission file number: 0-22320

                               Trinity Biotech plc
-------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                    Ireland
-------------------------------------------------------------------------------
                (Jurisdiction of incorporation or organization)

                 IDA Business Park, Bray, Co. Wicklow, Ireland
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

      Securities registered or to be registered pursuant to Section 12 (b)
                                  of the Act:

                                      None
-------------------------------------------------------------------------------
                                (Title of Class)
                   Name of each exchange on which registered:

                                      None
-------------------------------------------------------------------------------
                                (Title of Class)

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

                           American Depository Shares
             (representing 'A' Ordinary Shares, par value US$0.0109)
-------------------------------------------------------------------------------
                             (Title of each class)

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:

                                      None
-------------------------------------------------------------------------------
                             (Title of each class)

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

Yes       X                    No
        -----                    ----------


Indicate by check mark which financial statement item the registrant has elected to follow:


Item 17.       Item 18   X
        -----          -----

                                Explanatory Note

Trinity Biotech plc ("Trinity" and / or "the Company") has restated its consolidated financial statements as reported under generally accepted accounting principles in the Republic of Ireland ("Irish GAAP") and in the United States ("US GAAP") at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002. Trinity has also restated its consolidated statement of movements in shareholders' equity as reported under Irish and US GAAP as at January 1, 2000 and December 31, 2002, 2001 and 2000.

Trinity has restated the financial statements for errors in accounting for certain items. The Company has assessed the errors in respect of each of the years presented for the Irish GAAP financial statements and the US GAAP reconciliation. Criteria set out in SEC Staff Accounting Bulletin No. 99 - Materiality ("SAB 99") have been applied to the Irish GAAP financial statements and US GAAP reconciliation. The Company has analysed the errors for each of the years presented, and those applicable to prior periods in aggregate, and has accordingly restated its Irish GAAP financial statements and US GAAP reconciliation.

The Form 20-F/A amends financial information in Items 3, 5 and 18 of the Form 20-F filed by Trinity on July 2, 2003 (the "Form 20-F") in the following manner:

         Item 3 "Selected Consolidated Financial Data". The Consolidated Profit and Loss Account Data and Consolidated Balance Sheet Data tables amend in their entirety the corresponding tables in the Form 20-F to provide information regarding the effect of the restatement as of and for all periods presented.

         Item 5 "Operating and Financial Review and Prospects" sections "Results of Operations" and "Liquidity and Capital Resources" have been amended to reflect the impact of the restatement of the consolidated financial statements under Irish GAAP.

         The consolidated financial statements filed pursuant to Item 18 have been amended to reflect the restatement of the consolidated financial statements under generally accepted accounting principles in the Republic of Ireland ("Irish GAAP") and in the United States ("US GAAP") for each of the three years in the period ended December 31, 2002.

Trinity has also updated certain information in Items 4, 6,7, 9, 10 11 and 15.

Other than as set forth above this form 20-F/A does not amend, update or restate any other items or sections of the Form 20-F.


Item 1           Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2                Offer Statistics and Expected Timetable

Not Applicable

Item 3                 Selected Consolidated Financial Data


The following selected consolidated financial data of Trinity as at December 31, 2002 and 2001 and for each of the years ended December 31, 2002, December 31, 2001 and December 31, 2000, have been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and Notes (as restated) thereto set forth in Item 18 of this Annual Report. The selected consolidated financial data as at December 31, 2000, December 31, 1999 and December 31, 1998 and for each of the years ended December 31, 1999 and 1998 are derived from the audited Consolidated Financial Statements (as restated) not appearing in this Annual Report. The data should be read in conjunction with the financial statements, related notes, and other financial information included elsewhere herein.

Consolidated Statement of
Income Data                             Year Ended     Year Ended   Year Ended    Year Ended       Year Ended
                                       Dec 31, 2002   Dec 31, 2001  Dec 31,2000   Dec 31,1999     Dec 31, 1998
                                       ------------   ------------  -----------   -----------     ------------
                                           Restated       Restated     Restated      Restated         Restated
                                                US$            US$          US$           US$              US$

Revenues                                51,978,422     37,075,573     29,742,942     25,719,623     22,999,520
Cost of sales                          (25,689,879)   (18,049,765)   (15,410,257)   (14,562,619)   (15,176,056)

Administrative expenses                (12,849,416)   (11,195,884)    (6,013,064)    (2,955,078)    (2,291,785)
R & D expenses                          (4,470,745)    (2,779,729)    (2,681,220)    (2,448,372)    (2,559,490)
Amortization                            (2,385,521)    (2,002,135)    (1,191,290)      (896,913)      (178,846)
                                       -----------    -----------    -----------    -----------    -----------
Operating profit

   - Continuing Operations               6,523,834      5,816,912      3,201,040      4,856,641      1,458,343
   - Acquisitions                           59,027     (2,768,852)     1,246,071             --        602,831
   - Disposals -                                --             --             --             --        732,169
                                       -----------    -----------    -----------    -----------    -----------
                                         6,582,861      3,048,060      4,447,111      4,856,641      2,793,343

Interest expense                          (704,460)      (538,401)      (757,852)      (761,501)      (502,965)
Interest income                            103,133        142,364        466,151         69,284         71,011
Share of operating loss in associate      (317,113)      (268,870)       (30,000)            --             --
Profit/(loss) on assets                         --             --             --        404,328        (37,397)
                                       -----------    -----------    -----------    -----------    -----------

Net profit before tax                    5,664,421      2,383,153      4,125,410      4,568,752      2,323,992
Tax on profit on ordinary
   activities                             (767,510)       (15,876)        (1,000)        10,000         17,000
                                       -----------    -----------    -----------    -----------    -----------
Net profit after tax                     4,896,911      2,367,277      4,124,410      4,578,752      2,340,992
                                       -----------    -----------    -----------    -----------    -----------
Profit from operations
  per ordinary share (US cents)              16.23           7.54          11.98          17.25          10.92
Profit from continuing operations
  per ordinary share (US cents)              16.09          14.40           8.62          17.25           5.70
Basic earnings
  per ordinary share (US cents)              12.08           5.86          11.11          16.26           9.15
Diluted earnings
  per ordinary share (US cents)              11.73           5.76          10.47          15.80           8.85
Weighted average number of shares
 used in computing basic EPS            40,550,367     40,408,978     37,131,692     28,158,184     25,586,050
Weighted average number of shares
 used in computing diluted EPS          42,486,227     41,120,060     40,540,494     28,990,725     26,437,695




                                          As at           As at            As at            As at            As at
Consolidated Balance Sheet Data        Dec 31, 2002    Dec 31, 2001     Dec 31, 2000     Dec 31, 1999     Dec 31, 1998
                                       ------------    ------------     ------------     ------------     ------------
                                         Restated        Restated         Restated         Restated         Restated
                                            US$             US$              US$              US$              US$

Working Capital                         20,423,522       17,117,172       15,755,495        5,439,566         (192,157)
Long-term Liabilities                    7,745,442        7,805,237        2,266,425        8,086,232       12,263,521
Total Assets                            89,798,458       77,072,043       66,900,229       44,433,295       44,860,047
Capital Stock                              610,095          603,420          602,807          460,229          425,299
Shareholders' Equity                    62,537,284       56,411,625       53,891,729       22,372,976       14,422,966

Amounts Adjusted for US GAAP

                                        Year Ended        Year Ended       Year Ended        Year Ended         Year Ended
Consolidated Statement of Income       Dec 31, 2002      Dec 31, 2001      Dec 31,2000       Dec 31,1999        Dec 31,1998
                                       ------------      ------------      -----------       -----------        -----------
                                         Restated          Restated         Restated          Restated           Restated
                                           US$               US$              US$               US$                US$

Net profit                              5,042,943           710,151         1,108,114           651,847           415,487
Basic earnings
  per ordinary share (US cents)             12.44              1.76              2.98              2.31              1.62
Diluted earnings
  per ordinary share (US cents)             12.07              1.73              2.98              2.25              1.57



                                            As at            As at             As at          As at            As at
Consolidated Balance Sheet Data          Dec 31, 2002     Dec 31, 2001      Dec 31,2000    Dec 31,1999      Dec 31,1998
                                         ------------     ------------      -----------    -----------      -----------
                                           Restated         Restated         Restated       Restated         Restated
                                              US$              US$              US$            US$              US$

Total Assets                              99,067,410      83,239,531      75,858,813      55,696,411      60,024,621
Shareholders' Equity                      70,944,268      63,463,291      62,899,307      33,121,515      29,617,570



No dividends were declared in any of the periods from December 31, 1998 to December 31, 2002.


The Irish and US GAAP selected financial data as of and for all periods presented have been restated for errors in accounting for certain items. The necessary adjustments to the relevant periods are set out in the tables below. More detailed information on the restatement is contained in Note 1(a) and Note 28 of Notes to the Consolidated Financial Statements contained in Item 18 of this Annual Report on Form 20-F / A in respect of Irish GAAP and US GAAP consolidated financial statements, respectively.



                                          Year Ended     Year Ended     Year Ended     Year Ended    Year Ended
                                         Dec 31, 2002   Dec 31, 2001   Dec 31, 2000   Dec 31, 1999  Dec 31, 1998
                                         ------------   ------------   -------------  ------------   ------------
AMOUNTS IN ACCORDANCE WITH IRISH GAAP
                                             US$             US$             US$          US$             US$
Net profit after tax:
   Before effect of restatement            5,010,317       1,449,348     4,823,465     4,915,697      2,550,593
   Effect of restatement for the period     (113,406)        917,929      (699,055)     (336,945)      (209,601)
                                           ---------       ---------     ---------     ---------      ---------
   As restated                             4,896,911       2,367,277     4,124,410     4,578,752      2,340,992
                                           ---------       ---------     ---------     ---------      ---------
Per Ordinary Share:
Basic earnings per ordinary share (US
cents)
   Before effect of restatement                12.36            3.59         12.99         17.46           9.97
   Effect of restatement for the period        (0.28)           2.27         (1.88)        (1.20)         (0.82)
                                           ---------       ---------     ---------     ---------      ---------
   As restated                                 12.08            5.86         11.11         16.26           9.15
                                           ---------       ---------     ---------     ---------      ---------
Diluted earnings per ordinary share (US
cents)
   Before effect of restatement                11.99            3.52         12.20         16.96           9.65
   Effect of restatement for the period        (0.26)           2.24         (1.73)        (1.16)         (0.80)
                                           ---------       ---------     ---------     ---------      ---------
   As restated                                 11.73            5.76         10.47         15.80           8.85
                                           ---------       ---------     ---------     ---------      ---------


                                            Year Ended    Year Ended    Year Ended    Year Ended     Year Ended
                                           Dec 31, 2002  Dec 31, 2001  Dec 31, 2000   Dec 31, 1999   Dec 31, 1998
                                           ------------  ------------  ------------   ------------   ------------
AMOUNTS IN ACCORDANCE WITH US GAAP
                                               US$            US$          US$            US$             US$
Net profit after tax:
   Before effect of restatement               5,225,804       293,816     1,667,958       988,792        625,088
   Effect of restatement for the period        (182,861)      416,335      (559,844)     (336,945)      (209,601)
                                              ---------     ---------     ---------     ---------      ---------
   As restated                                5,042,943       710,151     1,108,114       651,847        415,487
                                              ---------     ---------     ---------     ---------      ---------
Per Ordinary Share:
Basic earnings per ordinary share (US
cents)
   Before effect of restatement                   12.89          0.73          4.49          3.51           2.44
   Effect of restatement for the period           (0.45)         1.03         (1.51)        (1.20)         (0.82)
                                              ---------     ---------     ---------     ---------      ---------
   As restated                                    12.44          1.76          2.98          2.31           1.62
                                              ---------     ---------     ---------     ---------      ---------
Diluted earnings per ordinary share (US
cents)
   Before effect of restatement                   12.50          0.71          4.49          3.41           2.36
   Effect of restatement for the period           (0.43)         1.02         (1.51)        (1.16)         (0.79)
                                              ---------     ---------     ---------     ---------      ---------
   As restated                                    12.07          1.73          2.98          2.25           1.57
                                              ---------     ---------     ---------     ---------      ---------


                                  Risk Factors


         Before you invest in our shares, you should be aware that there are various risks, which are described below. You should consider carefully these risks together with all of the other information included in this prospectus before you decide to purchase our shares.

Trinity Biotech's operating results may be subject to fluctuations.

o Trinity Biotech's operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new products and currency fluctuations, as described in more detail below, and general factors such as size and timing of orders and general economic conditions.

A need for capital might arise in the future if Trinity Biotech's capital requirements increase or revenues decrease.

o Up to now Trinity Biotech has funded its operations through the sale of its shares and securities convertible into shares, revenues from operations and bank borrowings. Trinity Biotech expects that the proceeds of recent equity financings, bank borrowings, current working capital and sales revenues will fund its operations and payment obligations for the future including a future purchase price payment for a business acquisition described below under "Recent Developments - Acquisitions" in the amount of $800,000 payable on November 27, 2003. However, if our capital requirements are greater than expected, or if our revenues are not sufficient to fund our operations, we may need to find additional financing which may not be available on attractive terms or at all. Any future financing could have an adverse effect on our current shareholders or the price of our shares in general.

The diagnostics industry is highly competitive, and Trinity Biotech's research and development could be rendered obsolete by technological advances of competitors.

o The diagnostics industry is extremely competitive. Trinity Biotech is competing directly with companies which have greater capital resources and larger marketing and business organizations than Trinity Biotech. Trinity Biotech's ability to grow revenue and earnings may be adversely impacted by competitive product and pricing pressures and by its inability to gain or retain market share as a result of the action of competitors. We have significantly invested in research and development ("R&D") but there can be no guarantees that our R&D programmes will not be rendered technologically obsolete or financially non-viable by the technological advances of our competitors, which would also adversely affect our existing product lines and inventory. The main competitors of Trinity Biotech (and their principal products with which Trinity Biotech competes) are Dade Behring (Sysmex(R) CA, D-Dimer plus, Enzygnost(R)), bioMerieux (MDA(R), VIDAS(TM)), Zeus Scientific Inc. (Zeus EIA, IFA), Diasorin Inc. (ETI(TM)), Abbott Diagnostics (AxSYM(TM), IMx(TM)), Diagnostic Products Corp. - DPC (Immulite(TM)), Bio-Rad (ELISA & WB) and Roche Diagnostics (COBAS AMPLICOR(TM), Ampliscreen(TM), Accutrend(TM)).

Trinity Biotech is highly dependent on suitable distributors worldwide.

o Revenue and earnings stability and growth are directly dependent on the effectiveness of advertising, marketing and promotional programmes. Trinity Biotech currently distributes its product portfolio through distributors in over 80 countries worldwide. Our continuing economic success and financial security is dependent on our ability to secure effective channels of distribution on favourable trading terms with suitable distributors.


Trinity Biotech's business could be adversely affected by changing market conditions resulting in the reduction of the number of institutional customers.

o The healthcare industry is in transition with a number of changes that affect the market for diagnostic test products. Changes in the healthcare industry delivery system have resulted in major consolidation among reference laboratories and in the formation of multi-hospital alliances, reducing the number of institutional customers for diagnostic test products. There can be no assurance that we will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers.

Trinity Biotech's revenues depend to a high degree on its relationship with Wampole Laboratories, a former affiliate of Carter Wallace, Inc.

o During the financial years ended December 31, 2002, December 31, 2001 and December 31, 2000, approximately 20%, 27% and 30% respectively of Trinity Biotech's revenues were derived from a distribution agreement between our subsidiary, Trinity Biotech (USA) Corp. (trading name of Clark Laboratories, Inc.) and Wampole. In 2001, Wampole was acquired by Medpointe, Inc. and was subsequently acquired by Inverness Medical in 2002. In 2002 we negotiated an amendment to the distribution agreement whereby the exclusivity of Wampole's right to sell our products in the US will be removed in stages throughout 2004. During 2003 Trinity has experienced declining sales revenues under the Wampole distribution agreement which it believes is due to Wampole attempting to convert customers from the Trinity product to an alternative product. Accordingly in December 2003 the Company filed an action against Inverness Medical for breach of contract. For further information relating to this matter please refer to Note 31 of the Notes to the Consolidated Financial Statements "Events Subsequent to Date of Auditors' Report - Unaudited" in Item 18 "Financial Statements" of this Form 20F/A. Any material ongoing reduction in sales arising from this matter will have a material adverse effect on Trinity Biotech.

Trinity Biotech's acquisition strategy may be less successful than expected, and therefore, growth may be limited.

o Trinity Biotech has historically grown organically and through the acquisition of, and investment in, other companies, product lines and technologies. There can be no guarantees that recent or future acquisitions can be successfully assimilated or that projected growth in revenues or synergies in operating costs can be achieved. Our ability to integrate future acquisitions may also be adversely affected by inexperience in dealing with new technologies, and changes in regulatory or competitive environments. Additionally, even during a successful integration, the investment of management's time and resources in the new enterprise may be detrimental to the consolidation and growth of our existing business.

Trinity Biotech's long-term success depends on its ability to develop new products subject to stringent regulatory control. Even if new products are successfully developed, Trinity Biotech's patents have a limited life time and are thereafter subject to competition with generic products. Also, competitors might claim an exclusive patent for products Trinity Biotech plans to develop.

o We are committed to significant expenditure on research and development. However, there is no certainty that this investment in research and development will yield technically feasible or commercially viable products. Our organic growth and long-term success is dependent on our ability to develop and market new products but this work is subject to very stringent regulatory control and very significant costs in research, development and marketing. Failure to introduce new products could significantly slow our growth and adversely affect our market share.

o Even when products are successfully developed and marketed, Trinity Biotech's ownership of the technology behind these products has a finite life. In general, generic competition, which can arise after the expiration of a patent, can have a detrimental effect on a product's revenue, profitability and market share. There can be no guarantee that the net income and financial position of Trinity Biotech will not be adversely affected by competition from generic products. Conversely, on occasion, certain companies have claimed exclusive patent, copyright and other intellectual property rights to technologies in the diagnostics industry. If these technologies relate to Trinity Biotech's planned products, Trinity Biotech would be obliged to seek licenses to use this technology and, in the event of being unable to obtain such licenses or it being obtainable on grounds that would be materially disadvantageous to Trinity Biotech, we would be precluded from marketing such products, which could adversely impact our revenues, sales and financial position.

Trinity Biotech's patent applications could be rejected or the existing patents could be challenged; our technologies could be subject to patent infringement claims; and trade secrets and confidential know-how could be obtained by competitors.

         The following table sets forth the US patents Trinity Biotech currently owns. The table provides the relevant patent number, a brief description and the remaining life time for each patent:

--------------------------------------------------------------------------------
                                                          Patent life remaining
Patent Number  Description                                from October 31, 2003
--------------------------------------------------------------------------------
5,006,474      Bi-Directional Lateral
               Chromatography Test Device                 4 years 6 months

--------------------------------------------------------------------------------
5,114,845      Improved Assays for Plasminogen
               Activator Inhibitor and Soluble Fibrin     3 years 9 month

--------------------------------------------------------------------------------
5,175,087      Method of Performing Tissue
               Plasminogen Activator Assay                3 years 9 month

--------------------------------------------------------------------------------
5,985,582      Thrombin-Based Assay for
               Antithrombin - III                         14 years 2 months

--------------------------------------------------------------------------------
6,194,394      Coagulation controls for Prothrombin
               Time (PT) and Activated Partial            14 years 9 month
               Thromboplastin Time (APTT) Assays

--------------------------------------------------------------------------------
6,528,273      Methods for quality control of
               Prothrombin Time (PT) and Activated        15 years 1 months
               Partial Thromboplastin Time (APTT)
               Assays Using Coagulation Controls

--------------------------------------------------------------------------------
6,391,609      Thromboplastin Reagents and Methods
               for Preparing and Using Such Reagents      16 years

--------------------------------------------------------------------------------

                  In addition to these US patents, Trinity Biotech owns a total of 21 non-US patents.

o We can provide no assurance that the patents Trinity Biotech may apply for will be obtained or that existing patents will not be challenged. The patents owned by Trinity Biotech and its subsidiaries may be challenged by third parties through litigation and could adversely affect the value of our patents. We can provide no assurance that our patents will continue to be commercially valuable.

o Also, our technologies could be subject to claims of infringement of patents or proprietary technology owned by others. The cost of enforcing our patent and technology rights against infringers or defending our patents and technologies against infringement charges by others may be high and could adversely affect our business.

o Trade secrets and confidential know-how are important to our scientific and commercial success. Although we seek to protect our proprietary information through confidentiality agreements and other contracts, we can provide no assurance that others will not independently develop the same or similar information or gain access to our proprietary information.

Trinity Biotech's business is heavily regulated, and compliance with applicable regulations could reduce revenues and profitability.

o Our manufacturing and marketing diagnostic test kits are subject to government regulation in the United States of America by the Food and Drug Administration ("FDA"), and by comparable regulatory authorities in other jurisdictions. The approval process for our products, while variable across countries, is generally lengthy, time consuming, detailed and expensive. Our continued success is dependent on our ability to develop and market new products, some of which are currently awaiting approval from these regulatory authorities. There is no certainty that such approval will be granted or, even once granted, will not be revoked during the continuing review and monitoring process.

         A premarket application or PMA for the UniGold HIV Test is currently undergoing FDA review. No assurance can be given that the FDA will grant PMA approval to the UniGold HIV Test on a timely basis or at all. A delay or failure to receive such approval could have a material adverse effect on our revenues, earnings and financial standing.

         We are required to comply with extensive postmarket regulatory requirements. Non-compliance with applicable regulatory requirements of the FDA or comparable foreign regulatory bodies can result in enforcement action which may include recalling products, ceasing product marketing, paying significant fines and penalties, and similar actions that could limit product sales, delay product shipment, and adversely affect profitability.

Trinity Biotech's success is dependent on certain key management personnel.

o Trinity Biotech's success is dependent on certain key management personnel. Our key employees are Ronan O'Caoimh, our CEO and Chairman, Brendan Farrell, our President, Dr. Jim Walsh, our COO, and Rory Nealon, our CFO and Secretary, with all of which we have entered into employment contracts. We carry a life insurance policy for Mr O'Caoimh in the amount of (euro)533,289. Competition for qualified employees among biotechnology companies is intense, and the loss of such personnel or the inability to attract and retain the additional highly skilled employees required for the expansion of our activities, could adversely affect its business. In the USA, Germany and Sweden we were able to attract and retain qualified staff. In Ireland, we have experienced some difficulties in attracting and retaining staff due to competition from other employers in our industry and due to the strength of the Irish economy. We are not aware of any plans by qualified staff to retire or leave Trinity Biotech in the near future.

Trinity Biotech is dependent on its suppliers for the primary raw materials required for its test kits.

o The primary raw materials required for Trinity Biotech's test kits consist of antibodies, antigens or other reagents, glass fibre and packaging materials which are acquired from third parties. Although Trinity Biotech does not expect to be dependent upon any one source for these raw materials, alternative sources of antibodies with the specificity and sensitivity desired by Trinity Biotech may not be available. Such unavailability could affect the quality of our products and our ability to meet orders for specific products.

Trinity Biotech may be subject to liability resulting from its products or services.

o Trinity Biotech may be subject to claims for personal injuries or other damages resulting from its products or services. Trinity Biotech has product liability insurance in place for its US subsidiaries up to a maximum of US$4,000,000 for any one accident, limited to a maximum of US$4,000,000 in any one year period of insurance. A separate policy is in place for non-US subsidiaries, which are also covered up to a maximum of (euro)4,000,000 (US$4,327,200) for any one accident, limited to a maximum of (euro)4,000,000 (US$4,327,200) in any one year period of insurance. A deductible of US$25,000 is applicable to each insurance event. There can be no assurance that our product liability insurance is sufficient to protect us against liability that could have a material adverse effect on our business.

Currency fluctuations may adversely affect our earnings and assets.

o Trinity Biotech records its transactions in Euro and U.S. dollars and prepares its financial statements in U.S. dollars. A substantial portion of our expenses is denominated in Euro. However, Trinity Biotech's revenues are primarily denominated in U.S. dollars. As a result, we are affected by fluctuations in currency exchange rates, especially the exchange rate between the U.S. dollar and the Euro. Fluctuations between these and other exchange rates may adversely affect our earnings and assets. The percentage of 2002 consolidated revenue denominated in US$ was approximately 80%. Of the remaining 20% revenue, the breakdown was as follows: Euro (17%), Yen (2%) and Sterling and Swedish Kroner (1%). Thus, a 10% decrease in the value of each of the Euro, Yen, Sterling and Swedish Kroner would have approximately a 2% adverse impact on consolidated revenues. As part of the process of mitigating foreign exchange risk, the principal exchange risk identified by Trinity Biotech was with respect to fluctuations in the Euro. This is attributable to the level of Euro denominated expenses exceeding the level of Euro denominated revenues thus creating a Euro deficit. As part of a managed hedging policy, Trinity Biotech has identified the extent of this Euro mismatch and implemented a forward currency hedging policy which aims to cover this mismatch through the use of forward contracts. Trinity Biotech entered into a series of forward contracts to sell US$ and Japanese Yen forward for Euro. These contracts remain in place until early 2004. Trinity Biotech continues to monitor its exposure to foreign currency movements. In the medium term, our objective is to increase the level of non-US$ denominated revenue, thus creating a natural hedge of the non-US$ expenditure.

Penny Stock Regulations impose sales practice limitations on broker-dealers who sell our shares.

o SEC regulations concerning "penny stock" apply to Trinity Biotech's shares. These regulations impose sales practice requirements on broker-dealers who sell our shares to persons other than established customers and "accredited investors" as defined in SEC regulations. For transactions covered by the regulations, broker-dealers must make a suitability determination and receive a written agreement from the purchaser prior to the sale. These regulations may affect the ability of broker-dealers to sell our shares in the secondary market and thus adversely affect our share price.

The conversion of our outstanding convertible notes would dilute the ownership interest of existing shareholders.

o The convertible notes described below under "Recent Developments - Sale of Convertible Notes" are convertible into ADRs representing our Class "A" Ordinary Shares. Conversion of the notes will likely occur only when the conversion price is below the trading price of our ADRs and will dilute the ownership interests of existing shareholders. For instance, should the holders of the Series A Convertible Notes decide to convert the total principal amount of US$20,000,000 million into ADRs at a conversion price of US$3.55, Trinity Biotech would have to issue 5,633,803 additional ADRs. On the basis of 42,423,294 outstanding shares, this would effectively dilute the ownership interest of the existing shareholders by approximately 12%. In addition, any sales in the public market of the ADRs issuable upon conversion of the notes could adversely affect prevailing market prices of our ADRs.

It could be difficult for US holders of ADRs to enforce any securities laws claims against Trinity Biotech, its officers or directors in Irish Courts.

o At present, no treaty exists between the United States and Ireland for the reciprocal enforcement of foreign judgments. The laws of Ireland do however, as a general rule, provide that the judgments of the courts of the United States have in Ireland the same validity as if rendered by Irish Courts. Certain important requirements must be satisfied before the Irish Court will recognize the United States judgment. The originating court must have been a court of competent jurisdiction, the judgment may not be recognized if it is based on public policy, was obtained by fraud or its recognition would be contrary to Irish public policy. Any judgment obtained in contravention of the rules of natural justice will not be enforced in Ireland.


Item 4

                           Information on the Company


History and Development of the Company


Trinity develops, manufactures and markets diagnostic test kits used for the clinical laboratory and point-of-care ("POC") segments of the diagnostic market. These test kits are used to detect infectious diseases, sexually transmitted diseases, blood coagulation disorders and autoimmune disorders. The Company markets over 500 different diagnostic products in approximately 80 countries.

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

Acquisition of the assets and goodwill of the Biopool hemostasis business


In December 2001, Trinity acquired the assets and goodwill of the Biopool hemostasis business for a consideration of US$6.4m before costs comprising US$3.8m in cash and US$2.6m in deferred consideration. The deferred consideration was payable in three instalments of US$0.9m, US$1.2m and US$0.6m on December 21, 2002, 2003 and 2004 respectively. The outstanding deferred consideration has been fully settled as part of a settlement agreement with Xtrana Inc. Biopool develops, manufactures and markets a comprehensive range of test kits which assess and diagnose disorders of blood coagulation, thrombotic risk factors, fibrinolysis, platelet function and the vascular system. These products are sold to hospitals, clinical laboratories, commercial reference laboratories and research institutions on a worldwide basis. Sales in the USA are made through a direct sales force and OEM partners, while international sales are handled through a direct sales force in Germany and a network of national distributors elsewhere.


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

Investment in HiberGen Limited


On October 2, 2000, the Company acquired 33% of the ordinary share capital of HiberGen for a total consideration of US$1.4m. On July 2, 2001 the Company increased its shareholding in HiberGen to 40% at a cost of US$0.3m. On April 3, 2002 the Company increased its shareholding to 42.9% by the acquisition of a further 165,000 Ordinary Shares in HiberGen Limited. The consideration of US$201,874 was satisfied by the issue of 156,189 'A' Ordinary Shares in Trinity Biotech plc. In November 2003, the Company announced that the recent fundraising process undertaken by HiberGen had not been successful and that HiberGen had ceased trading. The Company has a 42.9% interest in HiberGen and treats the investment in its financial statements as an investment in an associated company. The Company intends to write off its remaining investment of US$968,000 in quarter four of the 2003 financial year.


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

Acquisition of MarDx Diagnostics Inc


In March 2000, Trinity acquired all the outstanding share capital of MarDx Diagnostics Inc. (MarDx) of Carlsbad, California for a consideration of US$4.2 million. MarDx is a world leader in the development and manufacture of diagnostic products, known as Western Blots, which confirm the primary diagnosis of certain infectious diseases. Their principal product is a Western Blot test for Lyme disease, which is an infection carried by deer ticks. The disease manifests itself as a multi-system inflammatory disease that affects the skin, joints and nervous system. If diagnosed and treated early with antibiotics, Lyme disease is readily cured.


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

Establishment of German subsidiary, Trinity Biotech GmbH


In October 2001, Trinity established a direct sales operation in Germany which commenced trading in October. After the USA and Japan, Germany, with a population of 83m, is the third largest market in the world for in-vitro diagnostics, accounting for 7% ((euro)1.6bn) of the total world market of
(euro)22.5bn. In the past Trinity had serviced the market through five independent distributors who handled a small proportion of the Company's product portfolio whereas the new German direct sales force markets all of Trinity's current products. In 2002 Trinity purchased the hemostasis business of Sigma Diagnostics. This business was taken over by Trinity Biotech GmbH.

Pre Market Application ("PMA") Application for UniGold HIV Test


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


During 2001, representatives from Trinity were informed by the FDA that the FDA required that additional clinical trials be conducted to ensure that the results which have been obtained to date are statistically significant. This means that the results which have been presented to the FDA in the PMA filing must be reproduced on a larger population of samples. The resulting product clinical trials have now been conducted at sites in Houston, Texas and Baltimore, Maryland. Approximately 9,000 samples were collected and tested on Trinity's UniGold HIV test. This data along with extensive information on the manufacturing process for Trinity's UniGold HIV test have been presented to the FDA. The FDA recently completed a plant inspection of the Irish manufacturing facility in mid September. The company is currently awaiting notification from the FDA of the results of its PMA filing.


Principal Markets


The primary market for Trinity's tests remains the USA. During fiscal 2002, the Company sold 64% (US$33.5m) (2001: 68% or US$25.0m; 2000: 58% or US$17.3m) of
product in the USA. Sales to non-USA (principally European and Asian) countries represented 36% (US$18.5m) during fiscal 2002 and 32% (US$12m) during fiscal 2001. The comparable figure in 2000 was 42% (US$12.5m).


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


In essence, each well is coated with antigen or antibody depending upon the analyte being tested for. When the test is run, the first step would be to add the sample and a reaction will bind any antibodies or antigens (if present) to the well wall. After removal of interfering substances through washing steps, a colour-forming reagent is added and the intensity of colour is read on an instrument indicating the result. EIA's can aid in providing the clinician with accurate information to assist in the diagnosis of a variety of disorders such as autoimmune diseases, hormonal imbalances, sexually transmitted diseases, enteric infections, respiratory infections, cardiovascular diseases, and a wide range of other diseases.


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

Licences


In 2002, the Company obtained the Unipath and Carter Wallace lateral flow licences under agreement with Inverness Medical Innovations.


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


The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors. As 64% of Trinity's 2002 revenues were generated in the USA and the USA represents approximately 43% of the worldwide diagnostics market, an overview of FDA regulation has been included below.


FDA Regulation

Our products are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug, and Cosmetic Act. The FDA's regulations govern, among other things, the following activities: product development; testing; labelling; storage; premarket clearance or approval; advertising and promotion; and sales and distribution.

Access to U.S. Market. Each medical device that the Company may wish to commercially distribute in the U.S. will likely require either 510(k) clearance or premarket application ("PMA") approval prior to commercial distribution. Devices deemed to pose relatively less risk are placed in either class I or II, which requires the manufacturer to submit a premarket notification requesting permission for commercial distribution; this is known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k) cleared device or a "preamendment" class III device (i.e., in commercial distribution since prior to May 28, 1976) for which PMA applications have not been called, are placed in class III requiring PMA approval.

510(k) Clearance Pathway. To obtain 510(k) clearance, the Company must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a "predicate device" - either a previously cleared class I or II device or a class III preamendment device, for which the FDA has not called for PMA applications. The FDA's 510(k) clearance pathway usually takes from four to 12 months, but it can last longer. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could even require a PMA approval.

PMA Approval Pathway. A device that does not qualify for 510(k) clearance generally will be placed in class III and required to obtain PMA approval, which requires proof of the safety and effectiveness of the device to the FDA's satisfaction. A PMA application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. In addition, an advisory committee made up of clinicians and/or other appropriate experts is typically convened to evaluate the application and make recommendations to the FDA as to whether the device should be approved. Although the FDA is not bound by the advisory panel decision, the panel's recommendation is important to the FDA's overall decision making process. The PMA approval pathway is more costly, lengthy and uncertain than the 510(k) clearance process. It generally takes from one to three years or even longer. After approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process.

Clinical Studies. A clinical study is generally required to support a PMA application and is sometimes required for a 510(k) premarket notification. Such studies generally require submission of an application for an Investigational Device Exemption ("IDE") showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. In vitro diagnostic devices ("IVD's"), however, are generally exempt from IDE requirements, provided that the testing (i) does not require an invasive sampling procedure that presents a significant risk; (ii) does not by design or intention introduce energy into a subject; and (iii) is not used for a diagnostic determination without confirmation of the diagnosis by another, medically established diagnostic device or procedure.

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

Product under FDA Review. The Company's complete PMA application for the UniGold HIV Test was filed as of March 27, 2003. The PMA application was supported by clinical data involving 9,000 samples. The FDA is reviewing the PMA application and clinical data. No assurance can be given that the necessary PMA approval for the UniGold HIV Test will be granted on a timely basis, if at all. Delays in the receipt of, or a failure to receive, such PMA approval could have a material adverse effect on the Company's revenues, earnings and financial standing.

Postmarket Regulation


After the FDA permits a device to enter commercial distribution, numerous regulatory requirements apply, including: the Quality System Regulation ("QSR"), which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process; labeling regulations; the FDA's general prohibition against promoting products for unapproved or "off-label" uses; and the Medical Device Reporting ("MDR") regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.


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


For a more comprehensive schedule of the subsidiary and associated undertakings of the Company please refer to Note 29 of the Notes to the Consolidated Financial Statements "Group Undertakings" contained in Item 18 "Financial Statements" of this Form 20-F / A.

Property, Plant and Equipment


Trinity has four manufacturing sites worldwide, two in the USA (Jamestown, NY and Carlsbad, CA), one in Bray, Co. Wicklow, Ireland and one in Lemgo, Germany. The US and Irish facilities are each an FDA, EN and ISO approved facility. As part of its ongoing commitment to quality, Trinity was granted the latest ISO/9001/2000 certification in August 2003. This certificate was granted by the International Organisation for Standardisation, an internationally recognised body. It serves as external verification that Trinity has an established and effective quality system in accordance with an internationally recognised standard. By having an established quality system there is a presumption that Trinity will consistently manufacture products in a controlled manner. To achieve this certification Trinity performed an extensive review of the existing quality system and implemented any additional requirements of the ISO/9001/2000.

Trinity's executive offices and manufacturing and research and development facilities consisting of approximately 45,000 square feet are located at IDA Business Park, Bray, Co. Wicklow, Ireland. This facility is ISO 9001 approved and was purchased in December 1997. The facilities include offices, research and development laboratories, production laboratories, cold storage and drying rooms and warehouse space. Trinity spent US$4.2m buying and fitting out the facility. In December 1999, the Company sold the facility for net proceeds of US$5.2m and leased it back from the purchaser for 20 years. The current annual rent which is reviewed every 5 years is set at (euro)392,337 (US$411,208). In July 2000, the Company entered into a 20 year lease for a 25,000 square foot warehouse adjacent to the existing facility at an annual rent of (euro)190,455 (US$199,616). The Company also envisages that further premises may potentially be required by it and, for that purpose, has entered into a four years eleven month lease at
(euro)28,568 (US$29,942) per annum over adjacent lands. On November 20, 2002 the Company signed an agreement for lease with the lessor for offices that are currently being constructed on part of these lands. The lease is expected to commence in quarter four 2003 on terms similar to that for the warehouse. (See
Item 7 - Major Shareholders and Related Party Transactions).


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

Item 5                   Operating and Financial Review
                                  and Prospects


General

Trinity was incorporated in Ireland in January 1992. The Company was organised to acquire, develop and market technologies for rapid in-vitro blood and saliva diagnostics for HIV and other infectious diseases. In October 1992, Trinity completed an initial public offering in the United States in which it raised net proceeds in excess of US$5 million. In October 1993, Trinity took a controlling interest in DDI and in October 1994, merged Trinity's wholly-owned US subsidiary into DDI so that DDI became a wholly-owned subsidiary of Trinity. DDI was the surviving legal entity in the merger and was subsequently renamed Trinity Biotech Inc ("TBI"). In December 1994, Trinity acquired the remaining 50% of FHC which its subsidiary TBI did not own. During 1995, Trinity raised net proceeds in excess of US$6 million as a result of a private placement of the Company's shares. In February 1997, the Company purchased the entire share capital of Clark Laboratories Inc ("Clark"), which now trades as Trinity Biotech USA, and in June 1997, the Company purchased the entire share capital of Centocor UK Holdings Ltd ("Centocor"). In 1998, the Company made four product line acquisitions: the acquisition of the Microzyme and Macra Lp(a) product lines in June 1998 and the acquisition of the MicroTrak and Cambridge Diagnostics HIV product lines in September 1998. The manufacture of these product lines has been transferred to the Company's Jamestown, NY and Bray, Co. Wicklow, Ireland manufacturing facilities. In March 2000, the Company purchased 100% of the share capital of MarDx Diagnostics Inc

("MarDx") and in December 2000, the assets and goodwill of Bartels Inc were acquired. The Bartels plant in Seattle closed in June 2001 and production has been transferred to the Californian, New York and Irish factories. In October 2001, the Company purchased the Amerlex hormone business of Ortho Clinical Diagnostics and in December 2001 the Company acquired the assets and goodwill of the Biopool hemostasis business. In October 2001, Trinity established a direct sales operation in Germany, Trinity Biotech GmbH. In August 2002, Trinity acquired the hemostasis division of Sigma Diagnostics, part of Sigma-Aldrich. The Sigma diagnostics hemostasis business comprised a comprehensive portfolio of reagents manufactured in St Louis, Missouri and the Amelung range of automated and semi-automated instruments manufactured in Lemgo, Germany. Trinity is currently transferring the Sigma hemostasis test manufacturing from St. Louis to the Irish facility, with the transfer scheduled for completion in Q4 2003. On September 30, 2002, Trinity closed the hemostasis manufacturing facility in Ventura, California which it had acquired from Xtrana, (Biopool), and has integrated these operations into the Wicklow manufacturing facility in Ireland. Trinity also acquired the speciality clinical chemistry business from Sigma Diagnostics in December 2002. This business consists of several specialised products that are clearly differentiated in the marketplace, including ACE, Bile Acids, Lactate, Oxalate and G6PDH. During 2002, Trinity established a small direct sales operation in the United Kingdom to handle the Sigma hemostasis and clinical chemistry product lines.

In October 2000, Trinity subscribed for a 33% shareholding in HiberGen Limited ("HiberGen"). In July 2001 the Company subscribed for a further 300,000 Ordinary Shares in HiberGen, increasing its shareholding to 40%. On April 3, 2002, the Company increased its shareholding to 42.9% by the acquisition of a further 165,000 Ordinary Shares in HiberGen Limited. The consideration of US$201,874 was satisfied by the issue of 156,189 'A' Ordinary Shares in Trinity Biotech plc.

In May 1999 Trinity obtained a secondary listing on the Irish Stock Exchange and in April 2000 raised US$13.4m by the issue of 4 million Class 'A' Ordinary Shares to institutional investors.

Trinity's financial statements include the attributable results of seven trading entities - Trinity Biotech Manufacturing Limited, Trinity Biotech (USA), Biopool US Inc, MarDx Diagnostics Inc, Biopool AB, Trinity Biotech (UK Sales) Limited and Trinity Biotech GmbH which are engaged in the manufacture and sale of diagnostic test kits, and a share of the loss of the associate undertaking, HiberGen. This discussion covers the years ended December 31, 2002, December 31, 2001 and December 31, 2000 and should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Form 20-F / A. The financial statements have been prepared in accordance with Irish GAAP which differs from US GAAP as indicated in Note 28 to the Consolidated Financial Statements.


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

Results of Operations

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001


Trinity's consolidated revenues for the year ended December 31, 2002 were US$51,978,422 compared to consolidated revenues of US$37,075,573 for the year ended December 31, 2001. The growth in revenues of 40% was due to a combination of factors including additional revenue of US$753,906 from the organic growth of existing product lines, US$9,617,943 from the full integration of the Biopool acquisition which was acquired in December 2001, the added contribution of US$4,161,668 from the Sigma hemostasis product line from August 2002 and US$369,332 from the introduction of the Sigma speciality clinical chemistry product line with effect from December 2002.

Trinity's consolidated cost of sales increased by US$7,640,114 from US$18,049,765 for the year ended December 31, 2001 to US$25,689,879 for the year ended December 31, 2002. The increase in cost of sales is primarily attributable to (i) the Biopool acquisition which added US$4,831,972 to cost of sales, (ii) the Sigma hemostasis and speciality clinical chemistry product lines which contributed an additional US$2,261,396 to cost of sales, and (iii) the increased cost of sales from organic sales growth which contributed an additional US$516,281 to cost of sales in 2002. The balance of the increase of US$30,465 is attributable to increased overhead costs and is principally driven by inflation.

The gross margin for the year ended December 31, 2002 was 50.6% compared to 51.3% for the year ended December 31, 2001. The decrease in gross margin is partly explained by differing product mixes and the inefficiencies associated with transferring acquisitions.

Net interest increased to US$601,327 in 2002 compared to US$396,037 in 2001. The increased level of interest reflects the Company's higher level of net debt during the year.

Research and development ("R&D") expenditure increased to US$4,470,745 in 2002. This represents 8.6% of consolidated revenues and is comparable to the R&D spend in 2001 of US$2,779,729 or 7.5% of consolidated revenues. The increase in absolute terms is in part explained by the inclusion of a full year's R&D expenditure for the acquisitions made in 2001 and a part year's spend for the 2002 acquisitions. For a consideration of the various R&D projects see "Research and Products under Development" in Item 5 of the 20-F/A.

Normal administrative expenses for the year ended December 31, 2002 amounted to US$15,234,937 compared to US$9,563,019 for the year ended December 31, 2001. SG&A costs in normal administrative expenses amount to US$12,849,416 in 2002, an increase from US$7,560,884 in 2001. This is a 70% increase in the absolute level of these costs and reflects the significant increase in the size of the direct sales force in the USA, Germany and the UK. In relative terms the indirect cost base is 29.3% of consolidated revenues which is comparable with the ratio attained in 2001. Amortization increased to US$2,385,521 in 2002 compared to US$2,002,135 in 2001 as a result of the inclusion of a full year's amortization charge on the goodwill relating to the Biopool acquisition completed in December 2001 and the commencement of amortization on the Sigma clinical chemistry product line in quarter four 2002. There was no exceptional administrative charge recognised in 2002. An exceptional administrative expense of US$3,635,000 was recognised in 2001. Of this charge US$2,835,000 relates to commitments made on the acquisition of the assets and goodwill of the Biopool hemostasis business on December 21, 2001 primarily to make payments to employees for redundancy, and plant closure costs, including commitments for onerous leasing arrangements. The Biopool facility in Ventura, California was closed in September 2002. The balance of the exceptional charge of US$800,000 relates to the acquisition of Bartels Inc on December 8, 2000. This charge comprised payments to employees so as to ensure the effective transfer of the business from Seattle to other facilities. The restructuring programme at Bartels was implemented during the first two quarters of 2001 and the Seattle facility was closed on June 8, 2001.

A tax charge of US$767,510 was incurred in the year ended December 31, 2002. The comparable charge for 2001 was US$15,876. The tax charge in previous years has been low due to the effect of net operating losses forward. In the current year the effective rate of tax was 13.5%. The Group enjoys the benefit of a 10% tax rate in Ireland and also had some operating losses forward which were utilised during the year. Please refer to Note 17 of the consolidated financial statements for further details of the tax charge.

As a result of the above profit after tax and exceptionals in 2002 amounted to US$4,896,911 compared to US$2,367,277 in 2001. The profit before exceptionals in 2001 was US$6,002,277.

Increase in turnover in the Rest of World reportable segment during 2002 of US$10,420,152 is attributable to additional revenues generated from (i) the inclusion of the first full year of the manufacture of the Bartels product line following its transfer to the Irish manufacturing facility and (ii) the acquisition of the Sigma and Biopool hemostasis businesses in August 2002 and December 2001 respectively. Increased revenues and overhead synergies achieved from the above acquisitions, exceeded the direct costs of transferring the product lines to Ireland, resulting in operating income in this reportable segment of US$3,754,912 for the year ended 31 December 2002 as compared to US$679,891 for the year ended 31 December 2001. Inclusion of a full year's revenues generated from the Biopool and Sigma hemostasis businesses has contributed to the increase in revenues of US$4,482,697 during 2002 in the US reportable segment. The indirect costs associated with the acquired product lines, principally the cost of the direct sales force in the US, has been offset by the benefit of additional revenues generated during the year, resulting in an overall increase in operating income of US$459,780 in the US reportable segment in the financial year ended December 31, 2002.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000


Trinity's consolidated revenues for the year ended December 31, 2001 were US$37,075,573 compared to consolidated revenues of US$29,742,942 for the year ended December 31, 2000. The growth in revenues of 25% was primarily attributable to increased revenues generated by the Bartels product line which was acquired in December 2000.

Trinity's consolidated cost of sales increased by US$2,639,508 from US$15,410,257 for the year ended December 31, 2000 to US$18,049,765 for the year ended December 31, 2001. The principal cause of this increase in cost of sales was the cost of sales attributed to the revenues generated by the Bartels product line which was acquired in December 2000.


The gross margin for the year ended December 31, 2001 was 51% compared to 48% for the year ended December 31, 2000. This improvement was due to both a better mix of sales during the year and the increased level of higher margin sales arising from the US acquisitions completed during 2000.


Net interest increased to US$396,037 in 2001 compared to US$291,701 in 2000. The increased level of interest reflects the Company's higher level of net debt during the year.

Normal administrative expenses for the year ended December 31, 2001 amounted to US$9,563,019 compared to US$5,982,151 for the year ended December 31, 2000. This significant increase reflects the costs incurred in these areas by the companies acquired in 2000 and 2001 plus the direct sales investment in Germany and the USA. Amortization increased to US$2,002,135 compared to US$1,191,291 in 2000 as a result of the commencement of amortization on certain product lines and the new acquisitions. An exceptional administrative expense of US$3,635,000 was recognised in the figures for 2001. This was described in more detail in the preceding paragraphs detailing the Company's performance in 2002.

A tax charge of US$15,876 was incurred in the year. The Company did not pay any significant taxes during 2001 or 2000 due to the availability of net operating losses carried forward.

As a result of the above, profit after tax amounted to US$6,002,277 (before exceptionals) compared to US$5,346,613 (before exceptionals) in 2000. Profit after tax and exceptionals in 2001 amounted to US$2,367,277 compared to US$4,124,410 in 2000.

There was no significant movement in revenues in the Rest of World reportable segment during 2001. The decrease in revenue for the Irish reportable segment for the year ended 2001 compared to 2000 was a result of greater emphasis on the acquired businesses and a small decrease in revenue generated by an older product line. The operating profit for the Rest of World reportable segment in 2001 has decreased due to the inclusion of costs associated with the acquisitions completed in 2000 and the higher level of inflation in Ireland in 2001 as compared to 2000. The significant increase in sales revenues in the US reportable segment in 2001 as compared to 2000 resulted from the successful acquisition and integration of Bartels Inc acquired in December 2000. The benefit of additional revenues from this business was noted above regarding the financial year ended December 2002. Significant costs associated with the reorganization and transfer of this business were incurred during 2001. Transfer costs resulted in a decrease in operating income to US$2,368,169 during 2001 in the US reportable segment as compared to US$3,259,719 in 2000. The Company recognized an exceptional administrative charge of US$2,835,000 in the year ended 2001 relating to the transfer of the Biopool facility, and an additional charge of US$800,000 relating to the transfer of the Bartels business from Seattle, Washington to Bray, Ireland. The comparable charge in 2000 was US$1,222,203 relating to the transfer of the Bartels business.


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

In relation to the First Warrants, 333,701 were each exercisable to purchase one 'A' Ordinary Share of the Company at US$1.74 per share and the remaining 150,000 were each exercisable to purchase one 'A' Ordinary Share of the Company at US$1.80 per share. 100,000 of these warrants were exercised to purchase 'A' Ordinary Shares in the Company in 2000. The balance of these 150,000 warrants expired unexercised on June 25, 2002. The Second Warrants are each exercisable to purchase one 'A' Ordinary Share of the Company at US$1.50. 133,701 of the remaining First Warrants have since been exercised.


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


On August 27, 2002, Trinity Biotech purchased the hemostasis division of Sigma Diagnostics for a total consideration of US$1,428,001. The consideration was satisfied in cash. On November 27, 2002, the Company also acquired the speciality clinical chemistry product line from Sigma Diagnostics for a total consideration of US$4,412,372 satisfied in cash and deferred consideration. The cash consideration was partly financed by the issue of US$2.5m of convertible debentures. The first instalment of US$1,010,000 of the deferred consideration was paid on May 27, 2003. The second instalment of US$800,000 is payable on November 27, 2003.

As at December 31, 2002, Trinity's consolidated cash and cash equivalents were US$5,807,514. This compares to cash and cash equivalents of US$5,373,976 at December 31, 2001. The increase is due to a cash inflow of US$3,580,752 from operations, the issue of share capital, the drawdown of financial facilities and the issue of convertible debentures, offset by the repayment of bank borrowings and cash payments for the purchase of businesses and fixed assets. This resulted in net cash inflows of US$891,848 during the year.

A significant portion of the Company's activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Company's Euro expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, the Company pursues a formalised treasury policy which aims to sell US Dollars forward to match uncovered Euro expenses at exchange rates lower than budgeted exchange rates. The Company's current hedging policy is to cover forward for a minimum of three months. The Company expects that its forward contracts as at December 31, 2002 will have a positive impact on the cashflows of the business. At December 31, 2002 forward contracts with a carrying value of US$Nil had a fair value of US$1,068,738.

As at December 31, 2002, year end borrowings were US$14,451,834 and cash in hand was US$5,807,514. For a more comprehensive discussion of the Company's level of borrowings at the end of 2002, the maturity profile of the borrowings, the company's use of financial instruments, its currency and interest rate structure and its funding and treasury policies please refer to Item 11 "Qualitative and Quantitative Disclosures about Market Risk". In June 2003, Trinity completed a new US$10,000,000 club banking facility with Allied Irish Bank plc and Bank of Scotland (Ireland) Ltd. The new facility consists of a five year term loan of US$6,000,000 and a one year revolver of US$4,000,000. This facility was partly used to repay existing loans and the loan notes payable to Xtrana, Inc. In July 2003, Trinity completed a private placement of US$20 million of convertible notes to a group of private investors. The notes have a final maturity date of January 1, 2007, bear interest at a rate of 3% per annum, and are convertible at the investor's option at any time into Trinity's common stock at a fixed conversion price of US$3.55. Trinity believes that, with further funds generated from operations, it will have sufficient funds to meet its capital commitments and continue operations for the foreseeable future. If operating margins on sales were to decline substantially or the Company was to make a large and unanticipated cash outlay, the Company would have further funding requirements. If this were the case, there can be no assurance that financing will be available at attractive terms, or at all. The Company believes that success in raising additional capital or obtaining profitability will be dependent on the viability of its products and their success in the market place.

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

Item 6

                         Directors and Senior Management

Directors and Executive Officers

Name                     Age            Title

Ronan O'Caoimh           47           Chairman of the Board of Directors
                                      Chief Executive Officer

Brendan K. Farrell       55           Director, President


Jim Walsh Ph.D.          44           Director, Chief Operating Officer


Rory Nealon              35           Director, Chief Financial Officer,
                                      Company Secretary

Denis R. Burger, Ph.D.   59           Non Executive Director

Peter Coyne              44           Non Executive Director

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


Denis R. Burger, Ph.D., non-executive director, was Chairman of Trinity from June 1992 to May 1995 and is currently a non-executive director. Dr. Burger is President, Chief Executive Officer and a director of AVI Biopharma Inc., an Oregon based biotechnology company. Dr. Burger is also a 50% partner in Sovereign Ventures, a healthcare consulting and funding firm based in Portland, Oregon. He was a co-founder and, from 1981 to 1990, Chairman of Epitope Inc. In addition, Dr. Burger has held a professorship in the Department of Microbiology and Immunology and Surgery (Surgical Oncology) at the Oregon Health Sciences University in Portland. Dr. Burger received his degree in Bacteriology and Immunology from the University of California in Berkeley in 1965 and his Master of Science and Ph.D. in 1969 in Microbiology and Immunology from the University of Arizona.


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


                                         Performance      Defined
Director                    Salary/       related       contribution       Total         Total
US$                        Benefits         bonus         pension           2002          2001
                           --------         -----         -------           ----          ----

Ronan O'Caoimh              303,675        70,175          48,092        421,942       356,555

Brendan Farrell             224,068        50,125          23,699        297,892       251,794

Maurice Hickey              191,110        31,339          13,186        235,635       140,088

Jim Walsh                   224,554        50,125           9,729        284,408       252,684
                            -------        ------           -----        -------       -------

                            943,407       201,764          94,706      1,239,877     1,001,121
                            -------       -------          ------      ---------     ---------


                                                                           Total         Total
Non-executive director         Fees                                         2002          2001
                               ----                                         ----          ----
US$

Denis R. Burger              10,000                                       10,000        10,000

Peter Coyne                  10,000                                       10,000         1,877
                             ------                                       ------         -----

                             20,000                                       20,000        11,877
                             ------                                       ------        ------


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

The exercise price of options is determined by the compensation committee. The term of an option will be determined by the compensation committee, provided that the term may not exceed seven years from the date of grant. All options will terminate 90 days after termination of the option holder's employment, service or consultancy with Trinity (or one year after such termination because of death or disability). Under certain circumstances involving a change in control of Trinity, the committee may accelerate the exercisability and termination of the options. As of September 30, 2003, 5,141,875 of the options outstanding were held by directors and officers of Trinity.

As of September 30, 2003 the following options were outstanding:

                               Number of 'A' Ordinary          Range of
                               Shares Subject                  Exercise Price
                               to Option                       per Share

Total Options Outstanding      8,677,498                       US$0.81-US$5.00

In addition, the Company granted warrants to purchase 940,405 Class 'A' Ordinary Shares at prices ranging from $1.50 to $2.75 to agents who were involved in the Company's Private Placements in 1994, 1995 and 1999 and the debenture issues in 1997, 1999 and 2002. A further warrant to purchase 100,000 Class 'A' Ordinary Shares was granted to a consultant of the Company. As of September 30, 2003 there were warrants to purchase 258,500 Class 'A' Ordinary Shares in the Company outstanding.


Item 7

                             Major Shareholders and
                           Related Party Transactions


As of September 30, 2003 Trinity has outstanding 42,740,944 'A' Ordinary shares and 700,000 'B' Ordinary shares. Such totals exclude 8,935,998 shares issuable upon the exercise of outstanding options and warrants.

The following table sets forth, as of September 30, 2003, the Trinity 'A' Ordinary Shares and 'B' Ordinary Shares beneficially held by (i) each person known by Trinity to beneficially hold 5% or more of such shares, (ii) each director and officer of Trinity, and (iii) all officers and directors as a group. Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated. The Company is not controlled by another corporation or government.




                                           Number of                                 Number of
                                        'A' Ordinary                  Percentage    'B' Ordinary      Percentage    Percentage
                                            Shares                    Outstanding      Shares        Outstanding      Total
                                         Beneficially                'A' Ordinary   Beneficially     'B' Ordinary     Voting
                                            Owned                       Shares         Owned            Shares        Power
                                            -----                       ------         -----            ------        -----

Ronan O'Caoimh                          2,196,432 (1)                    5.0%            0              0              4.9%

Brendan Farrell                         1,452,043 (2)                    3.3%            0              0              3.2%

Rory Nealon                               100,000 (3)                    0.2%            0              0              0.2%

Jim Walsh                               1,332,948 (4)                    3.1%            0              0              3.0 %

Denis R. Burger                           695,000 (5)                    1.6%            0              0              1.6%

Peter Coyne                                13,333 (6)                    0.03%           0              0              0.03%

Potenza Investments, Inc                        0                        0         500,000 (7)         71.4%           2.3%
("Potenza")
Statenhof Building, Reaal 2A
23 50AA Leiderdorp, Netherlands

The Tailwind Fund Limited               2,373,701 (8)                    5.6%            0              0              5.4%

Smithfield Fiduciary LLC                4,130,282 (9)                    8.8%            0              0              8.6%

Officers and Directors
as a group (6 persons)                  5,676,423(1)(2)(3)(4)(5)(6)     12.7%            0              0             12.3%

(1)   Includes 825,777 shares issuable upon exercise of options.

(2)   Includes 945,208 shares issuable upon exercise of options.

(3)   Includes 100,000 shares issuable upon exercise of options.

(4)   Includes 613,333 shares issuable upon exercise of options.

(5) Includes 50,000 of 100,000 owned by Sovereign Ventures, a general partnership owned 50% by Dr. Denis Burger which are included in the shares deemed owned by Dr. Denis Burger, and 304,000 shares issuable upon exercise of options.

(6)   Includes 13,333 shares issuable upon exercise of options.


(7) Includes shares beneficially owned by SRL (350,000 'B') and Brindisi Investments Inc. (150,000 'B'). SRL has advised Trinity that Potenza owns a majority of SRL's common stock. These 'B' shares have two votes per share.


(8)   Based on Schedule 13G filed by The Tail Wind Fund Ltd. on January 8,
      2003.

(9) Based on Schedule 13G filed by Smithfield Fiduciary LLC on September 16, 2003. The filing discloses voting and dispositive power over US$12 million of 3% convertible notes convertible into 3,380,282 "A" Ordinary Shares and the right to acquire up to an additional US$3 million of 3% convertible notes convertible into 750,000 "A" Ordinary Shares.



                           Related Party Transactions


The Company has entered into various arrangements with JRJ Investments ("JRJ"), a partnership owned by Mr. O'Caoimh and Dr. Walsh, directors of the Company, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. It has entered into an agreement with JRJ pursuant to which the Company has taken a lease of premises adjacent to the existing facility for a term of 20 years at a rent of (euro)7.62 per square foot ("the Current Extension"). The lease commenced on the newly completed 25,000 square foot building in July 2000. The Company also envisages that a further premises may potentially be required by it and, for that purpose, has entered into a four years eleven month lease at (euro)28,568 per annum over adjacent lands with JRJ. On November 20, 2002, the Company signed an agreement for lease with JRJ for offices that are currently being constructed on part of these lands. The lease is expected to commence in quarter four on terms similar to that for the Current Extension. Independent valuers have advised the Company that the rent fixed in respect of the Current Extension, the agreement for lease and the adjacent lands represents a fair market rent. The rent for any future property constructed will be set at the then open market value. The Company and its directors (excepting Mr. O'Caoimh and Dr. Walsh who express no opinion on this point) believe that the arrangements entered into represent a fair and reasonable basis on which the Company can meet its ongoing requirements for premises.


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


On June 16, 2003 Trinity and Xtrana settled this litigation. Pursuant to the terms of the Settlement Agreement entered into between the parties, Trinity agreed to pay Xtrana the amounts due on two promissory notes of US$1,166,200 and US$570,100, together with interest thereon as provided in the notes, less US$225,000, and less US$24,148, which represented the amount due and owing by Xtrana to Trinity as of May 31, 2003 pursuant to a Letter Agreement, dated December 20, 2001, between Trinity and Xtrana, relating to a third party. The total amount of the settlement payment made by Trinity to Xtrana was US$1,505,942.


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

Item 9                     The Offer and Listing


Trinity's American Depository Shares ("ADS's") are listed on the NASDAQ Small Cap Market under the symbol "TRIB". The Company's Class B Warrant (symbol "TRIZF"), expired on February 28, 1999. Each ADS represents one 'A' Ordinary Share of the Company. The Company's 'A' Ordinary Shares are also listed and trade on the Irish Stock Exchange. The Company's depository bank for the ADS's is The Bank of New York. On September 30, 2003, the reported closing sale price of the ADS's was US$3.69 per ADS. The following tables set forth the range of quoted high and low sale prices of Trinity's ADS, and Class B Warrants for (a) the years ended December 31, 1998, 1999, 2000, 2001 and 2002; (b) the quarters ended March 31, June 30, September 30 and December 31, 2001; March 31, June 30, September 30 and December 31, 2002, and the quarters ended March 31, June 30 and September 30 2003; and (c) the months of December 2002, and January, February, March, April, May, June, July, August and September 2003 as reported on NASDAQ. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.




                                                    ADS's                  Class B
                                          High            Low          High       Low
Year Ended December 31

1998                                     $2.56           $0.47        $0.63     $0.28
1999                                     $2.47           $1.16        $0.12     $0.03
2000                                     $7.59           $1.69
2001                                     $3.22           $0.97
2002                                     $1.86           $0.89
                                                 ADS's
                                          High            Low

2001

Quarter ended March 31                   $3.22           $2.00

Quarter ended June 30                    $2.50           $1.67

Quarter ended September 30               $1.91           $0.97

Quarter ended December 31                $1.84           $1.20



2002

Quarter ended March 31                   $1.86           $1.41

Quarter ended June 30                    $1.64           $1.24

Quarter ended September 30               $1.49           $0.89

Quarter ended December 31                $1.67           $0.93

2003

Quarter ended March 31                   $2.44           $1.25

Quarter ended June 30                    $3.50           $2.09

Quarter ended September 30               $4.01           $2.26
Month Ended
December 31, 2002                        $1.38           $1.28
January 31, 2003                         $1.65           $1.25
February 28, 2003                        $1.97           $1.52
March 31, 2003                           $2.44           $1.77
April 30, 2003                           $2.83           $2.09
May 31, 2003                             $2.73           $2.20
June 30, 2003                            $3.50           $2.36
July 31, 2003                            $3.45           $2.31
August 31, 2003                          $3.65           $2.26
September 30, 2003                       $4.01           $3.11

The number of record holders of Trinity's ADS's as at September 30, 2003 amounts to 1,707, inclusive of those brokerage firms and/or clearing houses holding Trinity's securities for their clientele (with each such brokerage house and/or clearing house being considered as one holder).


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


                                    Irish Law

         Pursuant to Irish law, Trinity Biotech must maintain a register of its shareholders. This register is open to inspection by shareholders free of charge and to any member of the public on payment of a small fee. The books containing the minutes of proceedings of any general meeting of Trinity Biotech are required to be kept at the registered office of the company and are open to the inspection of any member without charge. Minutes of meetings of the Board of Directors are not open to scrutiny by shareholders. Trinity Biotech is obliged to keep Proper Books of Account. The shareholders have no statutory right to inspect the books of account. The only financial records, which are open to the shareholders, are the financial statements, which are sent to shareholders with the annual report. Irish law also obliges Trinity Biotech to file information relating to certain events within the company (new share capital issues, changes to share rights, changes to the Board of Directors). This information is filed with the Companies Registration Office (the "CRO") in Dublin and is open to public inspection. The Articles of Association of Trinity Biotech permit ordinary shareholders to approve corporate matters in writing provided that it is signed by all the members for the time being entitled to vote and attend at general meeting. Ordinary shareholders are entitled to call a meeting by way of a requisition. The requisition must be signed by ordinary shareholders holding not less than one-tenth of the paid up capital of the company carrying the right of voting at general meetings of the company. Trinity Biotech is generally permitted, subject to company law, to issue shares with preferential rights, including preferential rights as to voting, dividends or rights to a return of capital on a winding up of the company. Any shareholder who complains that the affairs of the company are being conducted or that the powers of the directors of the company are being exercised in a manner oppressive to him or any of the shareholders (including himself), or in disregard of his or their interests as shareholders, may apply to the Irish courts for relief. Shareholders have no right to maintain proceedings in respect of wrongs done to the company.

         Ordinarily, our directors owe their duties only to Trinity Biotech and not its shareholders. The duties of directors are twofold, fiduciary duties and duties of care and skill. Fiduciary duties are owed by the directors individually and owed to Trinity Biotech. Those duties include duties to act in good faith towards Trinity Biotech in any transaction, not to make use of any money or other property of Trinity Biotech, not to gain directly or indirectly any improper advantage for himself at the expense of Trinity Biotech, to act bona fide in the interests of Trinity Biotech and exercise powers for the proper purpose. A director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. When directors, as agents in transactions, make contracts on behalf of the company, they generally incur no personal liability under these contracts. It is Trinity Biotech, as principal, which will be liable under them, as long as the directors have acted within Trinity Biotech's objects and within their own authority. A director who commits a breach of his fiduciary duties shall be liable to Trinity Biotech for any profit made by him or for any damage suffered by Trinity Biotech as a result of the breach. In addition to the above, a breach by a director of his duties may lead to a sanction from a Court including damages of compensation, summary dismissal of the director, a requirement to account to Trinity Biotech for profit made and restriction of the director from acting as a director in the future.

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

                                    Taxation


                  The following discussion is based on US and Republic of Ireland tax law, statutes, treaties, regulations, rulings and decisions now in effect, all of which are subject to change. No representation is or can be made as to whether such laws, statutes, treaties, regulations, rulings and decisions will change, or as to the impact any such change might have on the statements contained in this summary. This summary does not discuss all aspects of Irish and US federal income taxation that may be relevant to a particular holder of Trinity Biotech ADRs in light of the holder's own circumstances or to certain types of investors subject to special treatment under applicable tax laws (for example, financial institutions, life insurance companies, tax-exempt organizations, and non-US taxpayers) and it does not discuss any tax consequences arising under the laws of taxing jurisdictions other than the Republic of Ireland and the US federal government. The tax treatment of holders of Trinity Biotech ADRs may vary depending upon each holder's own particular situation. Prospective purchasers of Trinity Biotech ADRs are advised to consult their own tax advisors as to the U.S., Irish or other tax consequences of the purchase, ownership and disposition of such ADRs.

US Federal Income Tax Consequences to US Holders

         The following is a summary of the material US federal income tax consequences that generally would apply with respect to the ownership and disposition of Trinity Biotech ADRs, in the case of a purchaser of such ADRs who is a US Holder (as defined below) and who holds the ADRs as capital assets. This summary is based on the US Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. Unless otherwise indicated, all statements describing US federal income tax consequences that are contained in this summary represent the opinion of Carter Ledyard & Milburn LLP, United States counsel for Trinity Biotech. For purposes of this summary, a US Holder is: an individual who is a citizen or a resident of the United States; a corporation created or organized in or under the laws of the United States or any political subdivision thereof; an estate whose income is subject to US federal income tax regardless of its source; or a trust that
(a) is subject to the primary supervision of a court within the United States and the control of one or more US persons or (b) has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

         For US federal income tax purposes, US Holders of Trinity Biotech ADRs will be treated as owning the underlying Class 'A' Ordinary Shares, or ADSs, represented by the ADRs held by them. The gross amount of any distribution made by Trinity Biotech to US Holders with respect to the underlying shares represented by the ADRs held by them, including the amount of any Irish taxes withheld from such distribution, will be treated for US federal income tax purposes as a dividend, to the extent of Trinity Biotech's current and accumulated earnings and profits as determined for US federal income tax purposes. The amount of any such distribution that exceeds Trinity Biotech's current and accumulated earnings and profits will be applied against and reduce a US Holder's tax basis in the holder's ADRs, and any amount of the distribution remaining after the holder's tax basis has been reduced to zero will constitute capital gain. The capital gain will be treated as a long-term, or short-term, capital gain depending on whether or not the holder's ADRs have been held for more than one year as of the date of the distribution.

         Dividends paid by Trinity Biotech generally will not qualify for the dividends received deduction otherwise available to US corporate shareholders.

         Irish withholding tax imposed on any dividends paid by Trinity Biotech will constitute a foreign income tax eligible for credit against a US Holder's US federal income tax liability, subject to certain limitations set out in the Code. Alternatively, the Irish withholding tax may be claimed by the US Holder as a deduction against income in determining such tax liability. The rules relating to the determination of the allowable foreign tax credit are complex, and US Holders should consult with their own tax advisors to determine whether and to what extent they may be entitled to this credit.

         Upon a sale or exchange of ADRs, a US Holder will recognize a gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realized on the sale or exchange and the holder's adjusted tax basis in the ADRs sold or exchanged. Such gain or loss generally will be capital gain or loss and will be long-term or short-term capital gain or loss depending on whether the US Holder has held the ADRs sold or exchanged for more than one year at the time of the sale or exchange.

         Under recently enacted amendments to the Code, dividends received by individuals from domestic and certain foreign corporations, and long-term capital gains realized by individuals, generally are subject to US federal income tax at a reduced maximum tax rate of 15 percent. Dividends received by a US Holder with respect to the underlying shares represented by the holder's ADRs should qualify for the 15 percent rate. The reduced tax rate on capital gains applies to sales and exchanges occurring on or after May 6, 2003 and before January 1, 2009. The reduced tax rate on dividend income applies to dividends received after December 31, 2002 and before January 1, 2009. The reduced tax rate will not apply to dividends received in respect of certain short-term or hedged positions in common stock or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. US Holders of Trinity Biotech ADRs should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

         For US federal income tax purposes, a foreign corporation is treated as a "passive foreign investment company" (or PFIC) in any taxable year in which, after taking into account the income and assets of the corporation and certain of its subsidiaries pursuant to the applicable "look through" rules, either (1) at least 75 percent of the corporation's gross income is passive income or (2) at least 50 percent of the average value of the corporation's assets is attributable to assets that produce passive income or are held for the production of passive income. Based on the nature of its present business operations, assets and income, Trinity Biotech believes that it is not currently subject to treatment as a PFIC. However, no assurance can be given that there will not occur changes in Trinity Biotech's business operations, assets and income that might cause it to be treated as a PFIC at some future time.

         If Trinity Biotech were to become a PFIC, a US Holder of Trinity Biotech ADRs would be required to allocate to each day in the holding period for such holder's ADRs a pro rata portion of any distribution received (or deemed to be received) by the holder from Trinity Biotech, to the extent the distribution so received constitutes an "excess distribution," as defined under US federal income tax law. Generally, a distribution received during a taxable year by a US Holder with respect to the underlying shares represented by any of the holder's ADRs would be treated as an "excess distribution" to the extent that the distribution so received, plus all other distributions received (or deemed to be received) by the holder during the taxable year with respect to such underlying shares, is greater than 125% of the average annual distributions received by the holder with respect to such underlying shares during the three preceding years (or during such shorter period as the US Holder may have held the ADRs). Any portion of an excess distribution that is treated as allocable to one or more taxable years prior to the year of distribution would be subject to US federal income tax in the year in which the excess distribution is made, but it would be subject to tax at the highest tax rate applicable to the holder in the prior tax year or years. The holder also would be subject to an interest charge, in the year in which the excess distribution is made, on the amount of taxes deemed to have been deferred with respect to the excess distribution. In addition, any gain recognized on a sale or other disposition of a US Holder's ADRs, including any gain recognized on a liquidation of Trinity Biotech, would be treated in the same manner as an excess distribution. Any such gain would be treated as ordinary income rather than as capital gain. Finally, the 15% reduced US federal income tax rate otherwise applicable to dividend income as discussed above, will not apply to any distribution made by Trinity Biotech in any taxable year in which it is a PFIC (or made in the taxable year following any such year), whether or not the distribution is an "excess distribution".

         For US federal income tax purposes, a foreign corporation is treated as a "foreign personal holding company" (or FPHC) in any taxable year in which (i) five or fewer individuals who are citizens or residents of the United States own directly or by attribution more than 50%, by vote or value, of the shares of the corporation and (ii) at least 60 percent of the corporation's gross income consists of foreign personal holding company income. Based on the composition of its share ownership and the nature of its business operations and gross income at the present time, Trinity Biotech believes that it is not currently subject to treatment as an FPHC. However, no assurance can be given that there will not occur changes in the composition of its share ownership and in the nature of its business operations and gross income that might cause Trinity Biotech to be treated as a FPHC at some future time.

         If Trinity Biotech were to become a FPHC, each U.S. Holder of Trinity Biotech ADRs on the last day of any taxable year in which Trinity is a FPHC would have to include in the holder's gross income for that year the holder's pro rata share of Trinity Biotech's "undistributed foreign personal holding company income." The amount so included would not qualify for taxation at the 15% reduced tax rate applicable to dividend income, and thus would be subject to US federal income tax at regular ordinary income rates. If Trinity Biotech were to distribute in a subsequent tax year any undistributed foreign person holding company income so taxed, the amount so distributed would not be counted as part of an "excess distribution" under the PFIC rules discussed above.

         For US federal income tax purposes, a foreign corporation is treated as a "controlled foreign corporation" (or CFC) in any taxable year in which one or more US Shareholders, each of whom owns (directly or by attribution) at least 10% of the voting power of all classes of the corporation's stock (a "US Ten-Percent Shareholder"), own, in the aggregate, more than 50% of the corporation's stock, by vote or value.

         If Trinity Biotech were to become a CFC, each US Holder treated as a US Ten-percent Shareholder would be required to include in income each year such US Ten-percent Shareholder's pro rata share of Trinity Biotech's undistributed "Subpart F income." For this purpose, Subpart F income generally would include interest, original issue discount, dividends, net gains from the disposition of stocks or securities, net gains on forward and option contracts, receipts with respect to securities loans and net payments received with respect to equity swaps and similar derivatives.

         Any undistributed Subpart F income included in a US Holder's income for any year would be added to the tax basis of the US Holder's ADR's. Amounts distributed by Trinity Biotech to the US Holder in any subsequent year would not be subject to further US federal income tax in the year of distribution, to the extent attributable to amounts so included in the US Holder's income in prior years under the CFC rules but would be treated, instead, as a reduction in the tax basis of the US Holder's ADRs, the FPHC rules and PFIC rules discussed above would not apply to any undistributed Subpart F income required to be included in a US Holder's income under the CFC rules, or to the amount of any distributions received from Trinity Biotech that were attributable to amounts so included.

         Distributions made with respect to underlying shares represented by ADRs may be subject to information reporting to the US Internal Revenue Service and to US backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if the holder (i) is a corporation or comes within certain exempt categories, and demonstrates its eligibility for exemption when so required, or (ii) furnishes a correct taxpayer identification number and makes any other required certification.

         Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a US Holder's US tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

         Any holder who holds 10% or more in vote or value of Trinity Biotech will be subject to certain additional United States information reporting requirements.

         US Holders may be subject to state or local income and other taxes with respect to their ownership and disposition of ADRs . US Holders of ADRs should consult their own tax advisers as to the applicability and effect of any such taxes.

Republic of Ireland Taxation

         Unless otherwise noted, the statements contained in the following discussion of Republic of Ireland tax consequences represent the opinion of Ernst & Young, Trinity Biotech's independent auditor.

         The board of directors does not expect to pay dividends for the foreseeable future. Should Trinity Biotech begin paying dividends, such dividends will generally be subject to a 20 per cent. withholding tax (DWT). Under current legislation, where DWT applies Trinity Biotech will be responsible for withholding it at source. DWT will not apply where an exemption applies and where Trinity has received all necessary documentation from the recipient prior to payment of the dividend.

         Shareholders who are individuals resident in the US (and certain other countries) and who are not resident or ordinarily resident in Ireland may receive dividends free of DWT where the shareholder has provided the Company with the relevant declaration and residency certificate required by legislation.

         Corporate shareholders that are not resident in Ireland and who are ultimately controlled by persons resident in the USA (or certain other countries) or corporate holders of ordinary shares resident in a relevant territory (being a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the European Union other than Ireland) which are not controlled by Irish residents or whose principal class of shares or its 75 per cent. parent's principal class of shares are substantially or regularly traded on a recognized stock exchange in a country with which Ireland has a tax treaty, may receive dividends free of DWT where they provide Trinity with the relevant declaration, auditors' certificate and Irish Revenue Commissioners' certificate as required by Irish law.

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

         Special DWT arrangements are available in the case of shares held by US resident holders in Irish companies through American depository banks using ADRs who enter into intermediary agreements with the Irish Revenue Commissioners. Under such agreements, American depository banks who receive dividends from Irish companies and pay the dividends on to the US resident ADR holders are allowed to receive and pass on a dividend from the Irish company on a gross basis (without any withholding) if:

      o the depository bank's ADR register shows that the direct beneficial owner has a US address on the register, or

      o there is an intermediary between the depository bank and the beneficial shareholder and the depository bank receives confirmation from the intermediary that the beneficial shareholder's address in the intermediary's records is in the US.

         Under the Irish Taxes Consolidation Act 1997, non-Irish shareholders may, unless exempted, be liable to Irish income tax on dividends received from Trinity. Such a shareholder will not have an Irish income tax liability on dividends if the shareholder is:

      o an individual resident in the US (or certain other countries with which Ireland has a double taxation treaty) and who is neither resident nor ordinarily resident in Ireland; or

      o a corporation that is not resident in Ireland and which is ultimately controlled by persons resident in the US (or certain other countries); or

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

         A gift or inheritance of ordinary shares or ADRs will be within the charge to capital acquisitions tax, regardless of where the disponer or the donee/successor in relation to the gift/inheritance is domiciled, resident or ordinarily resident. The capital acquisitions tax is charged at a rate of 20 per cent. on the taxable value of the gift or inheritance above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits, received since December 5, 1991, within the charge to the capital acquisitions tax and the relationship between the former holder and the successor. Gifts and inheritances between spouses are not subject to the capital acquisitions tax. Gifts of up to (euro)3,000 can be received each year from any given individual without triggering a charge to capital acquisitions tax. Where a charge to Irish capital gains tax and capital acquisitions tax arises on the same event, capital acquisitions tax payable on the event can be reduced by the amount of the capital gains tax payable.

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

         Transfers of ADRs are exempt from Irish stamp duty as long as the ADRs are quoted on any recognized stock exchange in the US or Canada.


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

The Group borrows in appropriate currencies at fixed and floating rates of interest. Year-end borrowings, net of cash, totalled US$8,644,320 (2001:
US$4,290,293) at interest rates ranging from 2.30% to 7.41% and including US$3,964,683 of fixed rate debt at interest rates ranging from 5% to 7.50% (2001: US$1,309,607 at 7.50%). In broad terms, a one-percentage point increase in interest rates would increase the net interest charge by US$46,796 (2001:
US$29,807).


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


A significant portion of the Company's activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Company's Euro expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, the Company pursues a formalised treasury policy which aims to sell US Dollars forward to match uncovered Euro expenses at exchange rates lower than budgeted exchange rates. The Company's current hedging policy is to cover forward for a minimum of three months. Given the recent weakening of the US Dollar, the Company's objective is to mitigate this exposure by increasing the level of Euro denominated sales and the Company anticipates that, over the next three years, a higher proportion of its non-US Dollar expenses will be matched by non-US Dollar revenues. The Group had foreign currency denominated cash balances equivalent to US$2,089,940 at December 31, 2002.


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


Maturity                                                                                  After               Fair
before December 31                        2003      2004      2005     2006      2007     2007    Total*     Value**
--------------------------------------------------------------------------------------------------------------------
US$000 (except percentages)
Long-term debt
Variable rate - US$000                   4,259                                                    4,259       4,259
  Average interest rate                    2.9%                                                     2.9%

Fixed rate - US$000                      2,814        26       15       16        16       22     2,909       2,909
  Average interest rate                    5.4%      5.0%     5.0%     5.0%      5.0%     5.0%      5.4%



* Represents the maturity profile as at June 17, 2003 of the Company's long-term debt as at December 31, 2002.


**Represents the net present value of the expected cash flows discounted at current market rates of interest.

Exchange rate sensitivity


At year-end 2002, less than 1% of the Company's US$62,847,230 net worth (shareholders' equity and minority interest) was denominated in currencies other than the US Dollar, principally the Euro.


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

Item 14

  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15

                               Control Procedures


Trinity has restated the financial statements for errors in accounting for certain items. Details of the restatement to the Irish GAAP and US GAAP amounts are set out in Notes 1 and Note 28, respectively of the restated consolidated financial statements. Some of these differences resulted from a lack of resources within the finance department of Trinity. In early 2003 the Company has augmented the finance team with the addition of two qualified accountants to the head office finance team and has also replaced two other accountants within the team. The Company believes that sufficient resources are now in place.

Within the 90 days prior to the date of the filing of this annual report, we carried out an evaluation, under the supervision and with the participation of our senior management, including Chief Executive Officer, Ronan O'Caoimh, and Chief Financial Officer, Rory Nealon, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13(a)-14(c) of the Securities Exchange Act of 1934. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F/ A filed with the SEC is recorded, processed, summarized and reported timely. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures, as supplemented by the addition of accounting personnel described above, are effective in timely alerting them to material information relating to us required to be included in the our periodic SEC filings.


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

   1.4     Certification by Chief Financial Officer Pursuant to 18 U.S.C.
           Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                                                     Exhibit 1.1

                            CERTIFICATION PURSUANT TO

                SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Ronan O'Caoimh, certify that:

1. I have reviewed this annual report on Form 20-F / A of Trinity Biotech plc;

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

Date:  November 25, 2003

RONAN O'CAOIMH *
-------------------
Ronan O'Caoimh
Chief Executive Officer

* The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                                                                     Exhibit 1.2


                            CERTIFICATION PURSUANT TO

                SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Rory Nealon, certify that:

1. I have reviewed this annual report on Form 20-F / A of Trinity Biotech plc;

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

Date:  November 25, 2003

RORY NEALON *
-----------------
Rory Nealon
Chief Financial Officer

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


                            CERTIFICATION PURSUANT TO

                             18 U.S.C. SECTION 1350

                             AS ADOPTED PURSUANT TO

                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Trinity Biotech plc (the "Company") on Form 20-F / A for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ronan O'Caoimh, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

                  (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

                  (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

RONAN O'CAOIMH *
-----------------
Ronan O'Caoimh
Chief Executive Officer
November 25, 2003

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


                            CERTIFICATION PURSUANT TO

                             18 U.S.C. SECTION 1350

                             AS ADOPTED PURSUANT TO

                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Trinity Biotech plc (the "Company") on Form 20-F / A for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Rory Nealon, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

                  (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

                  (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

RORY NEALON*
----------------
Rory Nealon
Chief Financial Officer

November 25, 2003

*The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                         REPORT OF INDEPENDENT AUDITORS

To:  The Board of Directors of Trinity Biotech plc


We have audited the consolidated balance sheets of Trinity Biotech plc as of December 31, 2002 and 2001 and the related consolidated statements of income, total recognised gains and losses, movement in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at
Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.


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


As discussed in Note 1 and Note 28, the Consolidated Financial Statements at December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 have been restated for the matters set forth therein.

Dublin, Ireland                                            Ernst & Young
November 25, 2003                                          Registered Auditors

CONSOLIDATED BALANCE SHEETS



                                                                                     As at                     As at
                                                                               December 31               December 31
                                                                                      2002                      2001
                                                                                  Restated                  Restated
                                                                   Notes            US$                       US$
ASSETS

Inventories                                                        2            20,851,459                16,389,308
Accounts receivable and prepayments                                3            12,676,756                 7,756,123
Cash and cash equivalents                                                        5,807,514                 5,373,976
                                                                                ----------                ----------
                                                                                39,335,729                29,519,407

Intangible assets, net                                             4            39,511,786                40,308,546
Property, plant & equipment, net                                   5             9,883,681                 5,967,443
Financial assets                                                   6             1,067,262                 1,276,647
                                                                                ----------                ----------
TOTAL ASSETS                                                                    89,798,458                77,072,043
                                                                                ----------                ----------

LIABILITIES & SHAREHOLDERS' EQUITY

Accounts payable and accrued expenses                              7            18,912,207                12,402,235


Provisions for liabilities and charges (Deferred tax)              9               293,579                   143,000


Long term liabilities                                              8             7,745,442                 7,805,237


SHAREHOLDERS' EQUITY
Called up share capital
   Class 'A' Ordinary shares                                      10               597,840                   591,165
   Class 'B' Ordinary shares                                      10                12,255                    12,255
Share premium account                                                           75,987,779                75,241,488
Currency adjustment                                                             (4,266,173)               (4,621,955)
Profit and loss reserve                                           12(a)         (9,966,417)              (14,863,328)
Other reserves                                                                     172,000                    52,000
                                                                                ----------                ----------
Shareholders' equity - (all equity interests)                                   62,537,284                56,411,625

Minority interest - (all equity interests)                        12(b)            309,946                   309,946
                                                                                ----------                ----------
                                                                                62,847,230                56,721,571
                                                                                ----------                ----------
Total Liabilities and Shareholders' Equity                                      89,798,458                77,072,043
                                                                                ----------                ----------


See Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME


                                                                                                  Year ended December 31
                                                                                         2002             2001            2000
                                                                                     Restated         Restated        Restated
                                                                     Notes                US$              US$             US$
Revenues

 - Continuing operations                                                           47,447,422       36,627,278      25,017,178
 - Acquisitions                                                         15          4,531,000          448,295       4,725,764
                                                                                  -----------      -----------     -----------
                                                                        13         51,978,422       37,075,573      29,742,942

Cost of sales                                                                     (25,689,879)     (18,049,765)    (15,410,257)
                                                                                  -----------      -----------     -----------
Gross profit                                                                       26,288,543       19,025,808      14,332,685

Research & development expenses                                                    (4,470,745)      (2,779,729)     (2,681,220)

Administrative expenses - normal                                                  (15,234,937)      (9,563,019)     (5,982,151)

Administrative expenses - exceptional                                   16               -          (3,635,000)     (1,222,203)
                                                                                  -----------      -----------     -----------

Operating profit

 - Continuing operations                                                            6,523,834        5,816,912       3,201,040
 - Acquisitions                                                                        59,027       (2,768,852)      1,246,071
                                                                                  -----------      -----------     -----------
                                                                        13          6,582,861        3,048,060       4,447,111

Share of operating loss in associate                                                 (317,113)        (268,870)        (30,000)

Interest receivable and similar income                                                103,133          142,364         466,151
Interest payable and similar charges                                                 (704,460)        (538,401)       (757,852)
                                                                                  -----------      -----------     -----------
Profit on ordinary activities before taxation                           14          5,664,421        2,383,153       4,125,410

Tax on profit on ordinary activities                                    17           (767,510)         (15,876)         (1,000)
                                                                                  -----------      -----------     -----------
Retained profit for the financial period                                            4,896,911        2,367,277       4,124,410
                                                                                  -----------      -----------     -----------
Basic earnings per ordinary share (US cents)                            18              12.08             5.86           11.11

Diluted earnings per ordinary share (US cents)                          18              11.73             5.76           10.47

Movements on reserves are shown in the
"Consolidated Statements of Movement in
Shareholders' Equity".

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                                  December 31      December 31     December 31
                                                                                         2002             2001            2000
                                                                                     Restated         Restated        Restated
                                                                                          US$              US$             US$
Profit for the financial period attributable to group shareholders
excluding share of loss in associate                                                5,214,024        2,636,147        4,154,410
Share of operating loss in associate                                                 (317,113)        (268,870)         (30,000)
Currency adjustment                                                                   355,782           48,951          (53,653)
                                                                                  -----------      -----------     ------------
Total recognised gains and losses for the period                                    5,252,693        2,416,228        4,070,757
                                                                                  -----------      -----------     ------------


See Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF MOVEMENT IN SHAREHOLDERS' EQUITY (AS RESTATED)

                                                                 Class 'A' Ordinary Shares   Class 'B' Ordinary Shares
                                                                 -------------------------   -------------------------
                                                                                     Share                       Share
                                                                                   capital                     capital
                                                                                 US$0.0109                   US$0.0109        Share
                                                                   Number of          each     Number of          each      premium
                                                                      shares           US$        shares           US$          US$
                                                                  ----------       -------       -------        ------   ----------
Authorised                                                        75,000,000       817,500       700,000        12,255
                                                                  ----------       -------       -------        ------
Issued:
Balance as at December 31, 1999, as previously reported           28,905,832       447,974       700,000        12,255   47,863,861
Restatement                                                             --            --            --            --         21,424
                                                                  ----------       -------       -------        ------   ----------
Balance as at December 31, 1999, as restated                      28,905,832       447,974       700,000        12,255   47,885,285

Class `A' shares issued for cash                                   4,239,198        59,755          --            --     13,825,122
Class `A' shares issued on conversion of debenture                 1,041,667        14,839          --            --      1,860,161
Class `A' shares issued on exercise of warrant                       100,000         1,425          --            --        178,576
Options exercised                                                  2,784,496        39,667          --            --      7,476,347
Class `A' shares issued as consideration in business acquisition   1,834,431        26,131          --            --      5,327,156
Class `A' shares issued for financial asset                           67,872           761          --            --        185,684
Share issue expenses                                                    --            --            --            --     (1,554,898)
Currency adjustment                                                     --            --            --            --           --
Retained profit                                                         --            --            --            --           --
Stock compensation                                                      --            --            --            --           --
                                                                  ----------       -------       -------        ------   ----------
Balance as at December 31, 2000                                   38,973,496       590,552       700,000        12,255   75,183,433
                                                                  ----------       -------       -------        ------   ----------

Options exercised                                                     43,250           613          --            --         73,531
Share issue expenses                                                    --            --            --            --        (15,476)
Currency adjustment                                                     --            --            --            --           --
Retained profit                                                         --            --            --            --           --
Stock compensation                                                      --            --            --            --           --
                                                                  ----------       -------       -------        ------   ----------
Balance as at December 31, 2001                                   39,016,746       591,165       700,000        12,255   75,241,488
                                                                  ----------       -------       -------        ------   ----------

Shares issued for cash                                               443,900         4,839          --            --        539,984
Options exercised                                                     12,334           134          --            --         13,741
Class `A' shares issued for financial asset                          156,189         1,702          --            --        200,172
Share issue expenses                                                    --            --            --            --         (7,606)
Currency adjustment                                                     --            --            --            --           --
Retained profit                                                         --            --            --            --           --
Stock compensation                                                      --            --            --            --           --
                                                                  ----------       -------       -------        ------   ----------
Balance as at December 31, 2002                                   39,629,169       597,840       700,000        12,255   75,987,779
                                                                  ----------       -------       -------        ------   ----------


                                                                    Retained       Currency       Goodwill      Other
                                                                      profit     adjustment        reserve    reserve         Total
                                                                         US$            US$            US$        US$           US$
                                                                  ----------     ----------    -----------    -------    ----------
Authorised

Issued:
Balance as at December 31, 1999, as previously reported            1,044,143     (4,637,484)   (21,776,683)      --      22,954,066
Restatement                                                         (622,475)        20,231           --         --        (580,820)
                                                                  ----------     ----------    -----------    -------    ----------
Balance as at December 31, 1999, as restated                         421,668     (4,617,253)   (21,776,683)      --      22,373,246

Class `A' shares issued for cash                                        --             --             --         --      13,884,877
Class `A' shares issued on conversion of debenture                      --             --             --         --       1,875,000
Class `A' shares issued on exercise of warrant                          --             --             --         --         180,001
Options exercised                                                       --             --             --         --       7,516,014
Class `A' shares issued as consideration in business acquisition        --             --             --         --       5,353,287
Class `A' shares issued for financial asset                             --             --             --         --         186,445
Share issue expenses                                                    --             --             --         --      (1,554,898)
Currency adjustment                                                     --          (53,653)          --         --         (53,653)
Retained profit                                                    4,124,410           --             --         --       4,124,410
Stock compensation                                                      --             --             --        7,000         7,000
                                                                  ----------     ----------    -----------    -------    ----------
Balance as at December 31, 2000                                    4,546,078     (4,670,906)   (21,776,683)     7,000    53,891,729
                                                                  ----------     ----------    -----------    -------    ----------

Options exercised                                                       --             --             --         --          74,144
Share issue expenses                                                    --             --             --         --         (15,476)
Currency adjustment                                                     --           48,951           --         --          48,951
Retained profit                                                    2,367,277           --             --         --       2,367,277
Stock compensation                                                      --             --             --       45,000        45,000
                                                                  ----------     ----------    -----------    -------    ----------
Balance as at December 31, 2001                                    6,913,355     (4,621,955)   (21,776,683)    52,000    56,411,625
                                                                  ----------     ----------    -----------    -------    ----------

Shares issued for cash                                                  --             --             --         --         544,823
Options exercised                                                       --             --             --         --          13,875
Class `A' shares issued for financial asset                             --             --             --         --         201,874
Share issue expenses                                                    --             --             --         --          (7,606)
Currency adjustment                                                     --          355,782           --         --         355,782
Retained profit                                                    4,896,911           --             --         --       4,896,911
Stock compensation                                                      --             --             --      120,000       120,000
                                                                  ----------     ----------    -----------    -------    ----------
Balance as at December 31, 2002                                   11,810,266     (4,266,173)   (21,776,683)   172,000    62,537,284
                                                                  ----------     ----------    -----------    -------    ----------

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                     Year ended December 31
                                                                                2002            2001              2000
                                                                            Restated        Restated          Restated
                                                                 Notes           US$              US$              US$
Net cash inflow from operating activities                        20        3,580,752        5,722,748        3,224,126
                                                                         -----------      -----------      -----------

Returns on investments and servicing of finance
Interest received                                                             57,133          142,364          466,149
Interest paid                                                               (695,489)        (369,312)        (663,466)
Finance interest paid                                                         (9,037)         (23,424)         (41,381)
                                                                         -----------      -----------      -----------

Net cash outflow from returns on
investments and servicing of finance                                        (647,393)        (250,372)        (238,698)
                                                                         -----------      -----------      -----------
Taxation
Taxation (paid)/refund                                                      (403,935)        (319,510)          36,000
                                                                         -----------      -----------      -----------

Capital expenditure and financial investment
Purchase of tangible fixed assets                                19       (2,516,982)      (1,343,370)      (1,173,921)
Purchase of intangible fixed assets                                         (468,941)        (986,502)      (1,360,032)
                                                                         -----------      -----------      -----------
Net cash outflow from investing activities                                (2,985,923)      (2,329,872)      (2,533,953)
                                                                         -----------      -----------      -----------

Acquisitions and disposals
Acquisition of subsidiary undertakings                                             -       (4,777,388)               -
Payments to acquire trades or businesses                                  (4,408,692)               -       (7,822,352)
Purchase of associate undertaking                                                  -         (309,399)      (1,185,197)
Deferred consideration paid                                                        -                -       (4,096,006)
                                                                         -----------      -----------      -----------
Net cash outflow for acquisitions and disposals                           (4,408,692)      (5,086,787)     (13,103,555)
                                                                         -----------      -----------      -----------
Net cash outflow before use of
liquid resources and financing                                            (4,865,191)      (2,263,793)     (12,616,080)
                                                                         -----------      -----------      -----------
Management of liquid resources                                   19          553,310       (2,373,316)          77,815
                                                                         -----------      -----------      -----------
Financing
Loan from unconnected third party                                           (163,213)         (73,336)      (1,071,014)
Issue of shares                                                              558,698           74,144       21,580,892
Expenses paid in respect of share issues                                           -         (183,521)      (1,474,799)
Movement in finance leases                                                     3,955         (310,076)        (291,838)
(Decrease)/increase in long term debt                                     (1,803,466)       4,829,963       (4,916,009)
(Decrease) in promissory note                                                      -         (350,000)               -
Increase in other financial liabilities                                    4,107,755                -                -
Increase/(decrease) in convertible debentures                              2,500,000         (625,000)               -
                                                                         -----------      -----------      -----------
Net cash inflow from financing                                             5,203,729        3,362,174       13,827,232
                                                                         -----------      -----------      -----------

Increase/(decrease) in cash                                                  891,848       (1,274,935)       1,288,967
                                                                         -----------      -----------      -----------
Reconciliation of net cash
flow to movement in net debt

Increase/(decrease) in cash in the year                                      891,848       (1,274,935)       1,288,967
Decrease/(increase) in long term debt                                      1,803,466       (4,829,963)       4,916,009
Increase in other financial liabilities                                   (4,041,506)               -                -
(Issue)/redemption of convertible debentures                              (2,500,000)         625,000                -
Long term debt acquired                                                            -                -       (1,300,000)
(Decrease)/increase in liquid resources                                     (553,310)       2,373,316          (77,815)
Decrease in finance leases                                                    17,350          310,076          291,838
                                                                         -----------      -----------      -----------
Change in net debt resulting from cash flows                              (4,382,152)      (2,796,506)       5,118,999
                                                                         -----------      -----------      -----------

New finance leases                                                                 -                -         (175,659)
Conversion of debentures                                                           -                -        1,875,000
Promissory notes paid/(issued)                                                     -          350,000         (350,000)
Exchange movements on net debt                                               (87,554)               -                -
Non cash exchange movement                                                    95,000                -                -
Debt issue costs                                                              20,679                -                -
                                                                         -----------      -----------      -----------
                                                                              28,125          350,000        1,349,341

Movement in net debt in the year                                          (4,354,027)      (2,446,506)       6,468,340
Net debt at January 1                                                     (4,290,293)      (1,843,787)      (8,312,127)
                                                                         -----------      -----------      -----------
Net debt at December 31                                          21       (8,644,320)      (4,290,293)      (1,843,787)
                                                                         -----------      -----------      -----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002


1.   BASIS OF PREPARATION AND ACCOUNTING POLICIES
     The financial statements have been prepared in United States Dollars under the historical cost convention and are in accordance with generally accepted accounting principles in Ireland.

(a)  Restatement

     The financial statements have been restated for 2002, 2001 and 2000. Detailed below are comparisons of the original reported numbers with the restated numbers, together with a summary of the adjustments made.

     Trinity's consolidated financial statements for each of the years in the three year period ended 31 December 2002, set forth herein differ from its previously reported financial statements. These differences increase net income for the periods presented by US$105,468 and reduce shareholders' equity at January 1, 2000 by US$622,475.

     Trinity has restated the financial statements for errors in accounting for certain items. The Company has assessed the errors in respect of each of the years presented for the Irish GAAP financial statements and the US GAAP reconciliation. Criteria set out in SAB 99 have been applied to the Irish GAAP financial statements and US GAAP reconciliation. The Company has analysed the errors for each year presented, and those applicable to prior periods in the aggregate, and has accordingly restated its Irish GAAP financial statements and US GAAP reconciliation.

                                                                                 2002        2001        2000
                                                                              US$'000     US$'000     US$'000

     Retained profit for the financial period, as previously stated             5,010       1,449       4,823
       Impact of restatements

                     Translation adjustment                                       134         100        (512)
                     Lease provision                                                -           -        (360)
                     Amortisation                                                   6        (201)        140
                     Receivables                                                    -         555           -
                     Stock-based compensation                                    (120)        (45)         (7)
                     Inventory                                                    435          78          (9)
                     Restructuring expense                                       (380)          -           -
                     Foreign exchange differences                                  40         268          14
                     Current taxation                                            (145)        292           -
                     Other                                                         40         (27)        (88)
                     Deferred taxation                                           (123)       (102)        123
                                                                               ------      ------      ------

                     Total impact of restatements                                (113)        918        (699)

     Retained profit for the financial period, as restated                      4,897       2,367       4,124

     Translation adjustment
     The Company previously charged foreign exchange amounts arising on non-US$ denominated transactions entered into by the Company to currency translation adjustment in Shareholders' Equity rather than to the profit and loss account.

     Lease provision
     In 2000 the Company credited the release of a provision in relation to an onerous lease obligation to the profit and loss account. The Company was released from the obligations under the lease in 1999 and accordingly this release is now recorded in the appropriate year.

     Amortisation
     Amortisation was incorrectly charged in 2000 in respect of goodwill arising before 1998 which under Irish GAAP had been previously written off on completion of the acquisition against Shareholders' Equity. This charge for amortisation in 2000 has now been reversed, as has the Company's original correcting entry in 2001. The Company has also included an impairment charge for two intangible assets which the Company deemed to be impaired at December 31, 2001 amounting to US$61,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

1.   ACCOUNTING POLICIES (Continued)

     Receivables
     US$170,000 of revenue was recognized in 1998, and US$385,000 was recognized in 1999 in respect of milestones under a licensing agreement. Although the Company had delivered the products to the customer, customer acceptance was not completed and consequent FDA approval and sale by the customer of licensed product did not occur. Consequently this revenue has now been reversed in the original periods recognised and the subsequent write-off in 2001 of the amount originally recorded as a receivable has been reversed.

     Stock-based compensation
     The Company issued options with exercise prices which were less than the market value of the underlying shares at the date of grant and has now recorded the compensation charge representing the intrinsic value of this price differential over the vesting period of the options.

     Inventory
     The Company has amended the value of inventory principally relating to book to physical and overhead allocation adjustments. The Company periodically compares physical records of inventory on hand to its book accounts. As part of the restatement process the Company has posted such differences to the financial statements and this has resulted in an increase in inventory and retained profit in 2002 and 2001. In addition the level of overhead allocated to inventory was understated in 2002 thereby resulting in an increase in retained profit for that year.

     Restructuring expense
     The Company has recorded a charge in respect of the termination of employees at one of its manufacturing facilities. The Company originally intended to make certain employees redundant in 2002, however these employees were subsequently made redundant in 2003 and the Company previously deferred recognition of the termination expense until 2003. As the Company had communicated their intention to terminate to the effected employees before the end of 2002 the criteria for provision recognition existed at 31 December 2002.

     Foreign exchange differences
     The Company has recognised the impact on the income statements of restating certain monetary assets and liabilities by amending exchange rates used for the translation of these amounts to the correct closing rates of exchange pertaining to the periods presented. In 2002 the difference arose principally due to a difference between the Company's standard US$ / Euro rate (used to retranslate monetary assets and liabilities denominated in Euro) and the official US$ / Euro exchange rate. In 2001, the difference arose due to the application of an incorrect exchange rate to a specific non-US$ denominated monetary liability.

     Current taxation
     At the time of approval of the Company's 2001 financial statements the Company had overestimated its consolidated liability for taxation. The Company has reallocated the overprovision in respect of 2001 taxation that was previously released to the profit and loss account in 2002, to 2001 in respect of estimates that were not impacted by events subsequent to the completion of the financial statements.

     Deferred taxation

     Deferred taxation has been adjusted for the taxation impact of the various adjustments for all periods presented.

     CONSOLIDATED BALANCE SHEETS


                                                                               DECEMBER 31, 2002
                                                                        As Originally             As
                                                                             Reported       Restated
                                                                                  US$            US$
ASSETS
Inventories                                                                20,362,389     20,851,459
Accounts receivable and prepayments                                        12,494,467     12,676,756
Cash and cash equivalents                                                   5,768,401      5,807,514
                                                                          -----------    -----------
                                                                           38,625,257     39,335,729
Intangible assets, net                                                     39,605,251     39,511,786
Property, plant & equipment, net                                            9,878,818      9,883,681
Financial assets                                                            1,158,245      1,067,262
                                                                          -----------    -----------

TOTAL ASSETS                                                               89,267,571     89,798,458
                                                                          -----------    -----------

LIABILITIES & SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses                                      18,350,165     18,912,207

Provisions for liabilities and charges (Deferred tax)                         263,722        293,579

Long term liabilities                                                       7,745,442      7,745,442
SHAREHOLDERS' EQUITY
Called up share capital
   Class 'A' Ordinary shares                                                  597,840        597,840
   Class 'B' Ordinary shares                                                   12,255         12,255
Share premium account                                                      75,886,015     75,987,779
Currency adjustment                                                        (4,448,404)    (4,266,173)
Other reserves                                                                      -        172,000
Profit and loss reserve                                                    (9,449,410)    (9,966,417)
                                                                          -----------    -----------
Shareholders' equity - (all equity interests)                              62,598,296     62,537,284
Minority interest - (all equity interests)                                    309,946        309,946
                                                                          -----------    -----------

                                                                           62,908,242     62,847,230
                                                                          -----------    -----------
Total Liabilities and Shareholders' Equity                                 89,267,571     89,798,458
                                                                          -----------    -----------

CONSOLIDATED BALANCE SHEETS


                                                                                DECEMBER 31, 2001
                                                                        As Originally             As
                                                                             Reported       Restated
                                                                                  US$            US$
ASSETS
Inventories                                                                16,342,308     16,389,308
Accounts receivable and prepayments                                         7,684,575      7,756,123
Cash and cash equivalents                                                   5,281,976      5,373,976
                                                                          -----------    -----------

                                                                           29,308,859     29,519,407

Intangible assets, net                                                     40,402,394     40,308,546
Property, plant & equipment, net                                            5,967,443      5,967,443
Financial assets                                                            1,350,517      1,276,647

                                                                          -----------    -----------

TOTAL ASSETS                                                               77,029,213     77,072,043
                                                                          -----------    -----------
LIABILITIES & SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses                                      12,570,405     12,402,235

Provisions for liabilities and charges (Deferred tax)                         122,000        143,000

Long term liabilities                                                       7,805,237      7,805,237

SHAREHOLDERS' EQUITY
Called up share capital
   Class 'A' Ordinary shares                                                  591,165        591,165
   Class 'B' Ordinary shares                                                   12,255         12,255
Share premium account                                                      75,132,118     75,241,488
Currency adjustment                                                        (5,054,186)    (4,621,955)
Other reserves                                                                      -         52,000
Profit and loss reserve                                                   (14,459,727)   (14,863,328)
                                                                          -----------    -----------
Shareholders' equity - (all equity interests)                              56,221,625     56,411,625
Minority interest - (all equity interests)                                    309,946        309,946
                                                                          -----------    -----------

                                                                           56,531,571     56,721,571
                                                                          -----------    -----------
Total Liabilities and Shareholders' Equity                                 77,029,213     77,072,043
                                                                          -----------    -----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc and its subsidiaries ("the Group") are as follows:

(b)  Basis of Consolidation

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

(c)  Goodwill
     With effect from January 1, 1998, goodwill arising on consolidation (representing the excess of the fair value of consideration over the fair value of the separable net assets acquired), at the date of acquisition of subsidiary and associated undertakings, is capitalised in the balance sheet and amortised over an appropriate period. Goodwill arising prior to that date was written off against reserves and has not been reinstated in the Group balance sheet.

(d)  Tangible Fixed Assets


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


(e)  Intangible Assets
     Patents and licences are stated at cost and are amortised over the lesser of their expected useful lives or their statutory lives which range between 3 and 20 years. The carrying value of intangibles is reviewed annually by the directors to determine whether there should be a reduction to reflect any permanent diminution in value.

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

(g)  Taxation
     Taxation, which is based on the results for the year, is reduced where appropriate by manufacturing companies' relief. Deferred taxation, the estimated future tax consequences of transactions and events recognised in the financial statements of the current and previous years, is provided on all material timing differences using the tax rates substantively enacted at the balance sheet date which are expected to apply in the periods in which the timing differences are expected to reverse. Timing differences between the Group's taxable profits and its results as stated in the financial statements arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements. Deferred tax liabilities are not discounted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

2.   ACCOUNTING POLICIES (Continued)

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

(l)  Foreign Currency
     The functional currency of the Company is the United States Dollar. As of January 1 1998, the Company changed its functional currency from the Irish Pound to the United States Dollar.


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

(o)  Companies Acts, 1963 to 2001
     The financial information relating to the Company and its subsidiary undertakings included in this document does not comprise statutory financial statements as referred to in Section 19 of the Companies (Amendment) Act, 1986, copies of which are required by that Act to be annexed to the Company's annual return lodged with the Registrar of Companies. Copies of statutory financial statements of Trinity Biotech plc are annexed to the Company's annual returns.

(p)  Cost of Sales


     Cost of sales comprises the product cost including shipping, handling and packaging costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

1.   ACCOUNTING POLICIES (Continued)

(q)  Provision for Bad Debts
     The Group sells its products to companies in various markets throughout the world. The Group maintains reserves for potential credit losses. To date such losses have been within management's expectations. The Group had an allowance for doubtful accounts of approximately US$496,412, US$30,000 and US$31,850 as at December 31, 2002, 2001 and 2000 respectively.

(r)  Financial Instruments
     Financial instruments include (i) borrowings, (ii) cash deposits and liquid resources and (iii) interest and forward contracts. Derivatives, principally forward foreign exchange contracts, are used to manage the working capital requirements of the Group in a cost effective, low-risk manner. Working capital management is a key element in the effective management of overall liquidity. Where derivatives are used to hedge cross-currency cash flows arising from trading activities, the underlying transaction is ultimately recorded at the contract rate upon settlement.

(s)  Employee Stock Compensation
     Options may be issued to employees to purchase ordinary shares with exercise prices which are less than the market value of the ordinary shares at the date of grant. In such cases the excess of the market value over the exercise price for the total number of options so issued is treated as compensation expense and recorded in the profit and loss account over the vesting period, with an appropriate credit to other reserves.

2.   INVENTORIES

                                                  December 31     December 31
     (As restated)                                       2002            2001
                                                          US$             US$
     Raw materials                                  5,995,894       5,145,345
     Work in progress                               6,499,224       7,044,487
     Finished goods                                 8,356,341       4,199,476
                                                   ----------      ----------
                                                   20,851,459      16,389,308
                                                   ----------      ----------

     The replacement cost of inventory is not materially different from the cost stated above.

3.   ACCOUNTS RECEIVABLE AND PREPAYMENTS

     (Amounts falling due within one year)        December 31      December 31
     (As restated)                                       2002             2001
                                                          US$              US$
     Accounts receivable                            9,798,967        5,166,014
     Prepayments                                    1,015,795          930,892
     Value Added Tax                                  159,736          155,858
     Called up share capital not paid                 260,203          291,211
     Grants receivable                                532,665          290,389
     Other receivables                                490,482          312,959
     Deferred tax asset (see note 9)                  418,908          608,800
                                                   ----------        ---------
                                                   12,676,756        7,756,123
                                                   ----------        ---------

4.   INTANGIBLE ASSET

                                                  December 31      December 31
     (As restated)                                       2002             2001
                                                          US$              US$
     Cost
     Patents and licenses                           4,889,791        4,420,850
     Goodwill (see note 22)                        41,580,827       40,555,153
                                                   ----------       ----------
                                                   46,470,618       44,976,003

     Less accumulated amortisation                 (6,958,832)      (4,667,457)
                                                   ----------       ----------
                                                   39,511,786       40,308,546
                                                   ----------       ----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

5.   PROPERTY, PLANT AND EQUIPMENT
                                                    December 31     December 31
     (As restated)                                         2002            2001
     Cost                                                   US$             US$
     Land & buildings                                 4,229,485       1,636,350
     Leasehold improvements                           1,213,153         677,234
     Computer & office equipment                      2,758,023       1,825,634
     Plant and equipment                              8,194,774       7,221,485
                                                    -----------     -----------
                                                     16,395,435      11,360,703

     Less accumulated depreciation                   (6,511,754)     (5,393,260)
                                                    -----------     -----------
                                                      9,883,681       5,967,443
                                                    -----------     -----------


     A mortgage amounting to US$167,406 is secured by a charge over the plant in Jamestown, New York.

     Included in the net book value of tangible fixed assets is an amount for capitalised leased assets of US$944,352 (2001: US$826,127). The depreciation charge in respect of capitalised leased assets for the year ended December 31, 2002 was US$110,345 (2001: US$111,512).

6.   FINANCIAL ASSETS


                                                    December 31     December 31
     (As restated)                                         2002            2001
                                                            US$             US$

     Investment in associate (see below)              1,067,262       1,276,647
                                                      ---------       ---------


     On October 2, 2000, the Company acquired 33% of the share capital of HiberGen Limited for a total consideration of US$1,371,642. On July 2, 2001 the Company subscribed for a further 300,000 Ordinary Shares of
     (euro)0.0127 each in HiberGen Limited, increasing its shareholding to 40%, at a cost of US$309,399. On April 3, 2002 the Company increased its shareholding to 42.9% by the acquisition of a further 165,000 Ordinary Shares in HiberGen Limited. The consideration of US$201,874 was satisfied by the issue of 156,189 'A' Ordinary Shares in Trinity Biotech plc.

     The carrying amount of the investment in the associate is split as follows:


                                                           December 31   December 31
                                                                  2002          2001
                                                                   US$           US$
     Share of net assets of associate on acquisition           118,220        71,883
     Goodwill arising on acquisition                         1,764,695     1,609,158
     Accumulated amortisation                                 (199,670)     (105,524)
     Share of operating loss in associate                     (615,983)     (298,870)
                                                            ----------    ----------
                                                             1,067,262     1,276,647
                                                            ----------    ----------

     See Note 30 for details of events subsequent to the balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

7.   ACCOUNTS PAYABLE AND ACCRUED EXPENSES


                                                                                       December 31      December 31
    (Amounts falling due within one year)                                                     2002             2001
    (As restated)                                                                              US$              US$
     Accounts payable                                                                    3,080,455        1,723,775
     Income tax deducted under PAYE                                                         90,953           57,441
     Employee related social insurance                                                      81,960           56,539
     Corporate income taxes                                                                184,394          135,566
     Accrued liabilities                                                                 3,854,477        2,514,159
     Accrued exceptional charges                                                                 -        2,835,000
     Accrued royalties                                                                     532,621          408,812
     Obligations under finance leases                                                      218,163          185,575
     Financial liabilities from unconnected third party - current portion                4,107,755          220,411
     Long term debt - current portion                                                    1,978,155        2,409,757
     Deferred consideration - current portion                                            3,803,953          855,200
     6.0/7.5% convertible debenture (see note 8)                                           979,321        1,000,000
                                                                                        ----------       ----------
                                                                                        18,912,207       12,402,235
                                                                                        ----------       ----------

     In December 2001, the Company acquired the assets and goodwill of the Biopool hemostasis business. Under the terms of the purchase agreement US$2,591,500 of the total consideration of US$6,409,329 has been deferred. The deferred consideration of US$2,591,500 is payable in three instalments of US$855,200, US$1,166,200 and US$570,100 on December 21, 2002, 2003 and
     2004 respectively. At December 31, 2002, US$2,021,400 of the deferred consideration for the Biopool hemostasis business is included in current liabilities under deferred consideration. See Note 30 for details of events subsequent to the balance sheet date.

     In November 2002, the Company acquired the speciality clinical chemistry product line from Sigma Diagnostics for a total consideration of US$4,412,372 satisfied in cash and deferred consideration. This deferred consideration of US$1,810,000 is payable in two instalments of US$1,010,000 and US$800,000 on May 27 and November 27, 2003 respectively. The present value of these amounts of US$1,782,553 is included in current liabilities under deferred consideration at December 31, 2002.


     As at December 31, 2002 the undrawn portion of existing banking facilities amounted to US$2,170,242.

8.   LONG TERM LIABILITIES


    (As restated)                                              December 31           December 31
    (Amounts falling due after more than one year)                    2002                  2001
                                                                       US$                   US$
     5.25% convertible debenture                                 2,500,000                     -
     Bank loans (secured, see note 23(h))                        4,655,785             6,027,649
     Deferred consideration                                        570,100             1,736,300
     Lease creditors                                                12,655                41,288
     Other creditors                                                 6,902                     -
                                                                 ---------             ---------
                                                                 7,745,442             7,805,237
                                                                 ---------             ---------



     The age profile of the Group's long-term debt, excluding obligations under finance leases, is as follows:


                                                              December 31            December 31
                                                                     2002                   2001
                                                                      US$                    US$
     In more than one year, but not more than two               2,065,750              2,919,734
     In more than two years, but not more than three            1,466,965              2,019,898
     In more than three years, but not more than four           1,055,071              1,422,726
     In more than four years, but not more than five            3,073,491              1,254,776
     In more than five years                                       71,510                146,815
                                                                ---------              ---------
                                                                7,732,787              7,763,949
                                                                ---------              ---------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

8.   LONG TERM LIABILITIES (Continued)
     In December 1999, the Company completed a private placement of US$3,500,000 principal amount of 7.5% convertible debentures. The debentures bore interest at a rate of 7.5% per annum which was payable semi-annually. The debentures were convertible, at the option of the holder, into Class 'A' Ordinary Shares of the Company at a price of US$1.80. During 2000, US$1,875,000 of the US$3,500,000 principal amount of the debenture was converted into 1,041,667 Class 'A' Ordinary Shares of the Company. During 2001, US$625,000 of the remaining balance of the debenture was redeemed. The remaining balance of the principal amount was rolled over in November 2002 at an annual interest rate of 6% and a conversion price of US$1.50. The remaining US$1,000,000 principal amount of the debenture has been converted into 666,667 Class 'A' Ordinary Shares of the Company since year end.

     In November 2002, the Company completed a private placement of US$2,500,000 principal amount of 5.25% convertible debentures (see Note 22). The debentures bear interest at a rate of 5.25% per annum and are convertible into Class 'A' Ordinary Shares of the Company at a price of US$1.50. Since the year end, these debentures have been converted into 1,666,667 Class 'A' Ordinary Shares of the Company.

     As at December 31, 2002 payments falling due under finance leases of less than one year's duration amounted to US$218,163 (2001: US$185,575). As at December 31, 2002 obligations under finance leases of between two and five years' duration amounted to US$12,655 (2001: US$41,288). There were no payments falling due extending beyond five years.

9.   DEFERRED TAXATION

                                                       December 31   December 31
     (As restated)                                            2002          2001
                                                               US$           US$
     Movement in Deferred Tax Asset
     At beginning of year                                  608,800       390,800
     Charge to profit and loss account (see note 17)      (189,892)            -
     Credit to profit and loss account (see note 17)             -       218,000
                                                          --------      --------
     At end of year                                        418,908       608,800
                                                          --------      --------
     Movement in Deferred Tax Liability
     At beginning of year                                  143,000             -
     Charge to profit and loss account (see note 17)       150,579       143,000
                                                          --------      --------
     At end of year                                        293,579       143,000
                                                          --------      --------

     The deferred tax asset is due to the tax effect of net operating loss carryforwards. During 2002 the Company used some of these loss carryforwards which resulted in a reduction in the deferred tax asset. During 2001 the deferred tax asset increased due to a reduction in the valuation allowance associated with the loss carryforwards.


                                             December 31    December 31    December 31
                                                    2002           2001           2000
                                                     US$            US$            US$
     Net operating loss carryforwards            488,513        707,659      1,167,690
     Other timing differences                     61,812        174,800        160,800
                                              ----------     ----------     ----------
     Total deferred tax assets                   550,325        882,459      1,328,490
     Valuation allowance                        (131,417)      (273,659)      (937,690)
                                              ----------     ----------     ----------
     Net deferred tax assets                     418,908        608,800        390,800
                                              ----------     ----------     ----------

     At 31 December 2002, the Company had Irish, German and US net operating loss carryforwards of US$399,013, US$345,835 and US$774,174 respectively. The utilisation of these net operating loss carryforwards is limited to the future profitable operations of the Group in the related tax jurisdictions in which such carryforwards arose. The Irish

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

9.   DEFERRED TAXATION (Continued)

     and German losses carryforward indefinitely. The US loss carryforwards will expire by 2008, if not previously utilised. Valuation allowances have been provided against the net operating loss carryforwards for uncertainties regarding future full utilisation of operating losses in the related tax jurisdictions in future periods.

     The deferred tax liability is caused by the net book value of fixed assets being greater than the tax written down value of fixed assets. During 2002 and 2001 the excess of the book value of fixed assets over the tax value increased thereby resulting in an increase in the deferred tax liability.

10.  CALLED UP SHARE CAPITAL

     (a) In December 1999, the Company completed a private placement of US$3,500,000 principal amount of 7.5% convertible debentures. During 2000, US$1,875,000 of the US$3,500,000 principal amount of the debentures was converted into 1,041,667 Class 'A' Ordinary Shares of the Company. During 2001, US$625,000 of the remaining balance of the debenture was redeemed. The remaining balance of the principal amount was rolled over in November 2002 at an annual interest rate of 6% and a conversion price of US$1.50. The remaining US$1,000,000 principal amount of the debenture has been converted into 666,667 Class 'A' Ordinary Shares of the Company since year end.

(b) In November 2002, the Company completed a private placement of US$2,500,000 principal amount of 5.25% convertible debentures. The debentures bear interest at a rate of 5.25% per annum and are convertible into Class 'A' Ordinary Shares of the Company at a price of US$1.50. Since the year end, these debentures have been converted into 1,666,667 Class 'A' Ordinary Shares of the Company.


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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

11.  SHARE OPTIONS AND WARRANTS (continued)


     The share options and warrants outstanding at December 31, 2002 were as follows:

                                                      Options & Warrants
                                                   Shares              Range

                  Outstanding                                            US$
                  January 1, 2000               4,884,472          0.81-5.00

                  Granted                       4,112,194          1.75-4.00
                  Exercised                    (2,884,496)         0.81-4.00
                  Cancelled                      (243,467)         1.00-4.00
                                                ---------          ---------
                  December 31, 2000             5,868,703          0.81-5.00

                  Granted                       2,039,500          0.98-1.20
                  Exercised                       (43,250)         1.00-2.00
                                                ---------          ---------
                  December 31, 2001             7,864,953          0.81-5.00

                  Granted                       2,223,500          0.98-1.50
                  Exercised                       (12,334)         1.13
                  Cancelled                      (741,420)         0.98-2.78
                                                ---------          ---------
                  December 31, 2002             9,334,699          0.81-5.00
                                                ---------          ---------


12.  PROFIT AND LOSS RESERVE/MINORITY INTEREST
     (As restated)

(a)  Profit and loss reserve


                                               December 31          December 31
                                                      2002                 2001
                                                       US$                  US$
     Accumulated surplus                        11,810,266            6,913,355
     Goodwill reserve                          (21,776,683)         (21,776,683)
                                               -----------          -----------
                                                (9,966,417)         (14,863,328)
                                               -----------          -----------


     Due to the adoption of Financial Reporting Standard No. 10 by the Company, the goodwill reserve is disclosed as part of the profit and loss reserve on the face of the balance sheet. This adoption does not affect the potential distributable reserves of the Company.


(b)  Minority interest
                                               December 31          December 31
                                                      2002                 2001
                                                       US$                  US$
     Minority interest                             309,946              309,946
                                                   -------              -------


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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

13. ANALYSIS OF REVENUE, OPERATING INCOME, MAJOR CUSTOMERS AND ASSETS (As restated)

a) The Group operates in one business segment, the market for diagnostic tests for a range of diseases and other medical conditions, and in two reportable segments, the United States and the Rest of World, which are based on a geographical split. Information on assets is maintained by location analysed between Ireland, the United States and the Rest of Europe. The information presented below relates to these operating segments and is presented in a manner consistent with information presented to the Group's chief operating decision maker. The basis of accounting for each segment is the same basis as used in the preparation of the consolidated financial statements.


b)   The distribution of revenue by geographical area was as follows:


                                                December 31     December 31     December 31
                                                       2002            2001            2000
                                                        US$             US$             US$
      Rest of World                              23,968,227      13,548,075      14,410,284
      United States                              28,010,195      23,527,498      15,332,658
                                                 ----------      ----------      ----------
                                                 51,978,422      37,075,573      29,742,942
                                                 ----------      ----------      ----------


     Revenue is attributed to geographical area based on where customer orders are satisfied from.

c)   The distribution of revenue by customers' geographical area was as follows:


                                                December 31     December 31     December 31
                                                       2002            2001            2000
                                                        US$             US$             US$
    U.S.A.                                       33,511,564      25,057,609      17,282,005
    Europe                                       11,899,290       6,879,597       7,197,185
    Middle East/Africa                            4,396,270       3,900,154       4,047,205
    Other overseas                                2,171,298       1,238,213       1,216,547
                                                 ----------      ----------      ----------
                                                 51,978,422      37,075,573      29,742,942
                                                 ----------      ----------      ----------



d) It is not deemed practical to present an analysis of revenue by major product group.


e)   The distribution of intersegmental sales was as follows:


                                                 December 31     December 31     December 31
                                                        2002            2001            2000
                                                         US$             US$             US$
     Rest of World                                21,448,012      12,208,904      11,918,545
     Rest of World - intersegmental sales         18,365,780      13,732,096      12,224,323
     United States                                28,010,195      23,527,498      15,332,658
     Less intercompany sales                     (15,845,565)    (12,392,925)     (9,732,584)
                                                 -----------     -----------      ----------
                                                  51,978,422      37,075,573      29,742,942
                                                 -----------     -----------      ----------


     Sales of product between companies in the Group are made on commercial terms (cost plus a mark-up) which reflect the nature of the relationship between the relevant companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

13.  ANALYSIS OF REVENUE, OPERATING INCOME, MAJOR CUSTOMERS AND ASSETS
     (Continued)

f)   The distribution of operating income by geographical area was as follows:

                                                       December 31           December 31           December 31
                                                              2002                  2001                  2000
                                                               US$                   US$                   US$
     Rest of World                                       3,754,912               679,891             1,187,392
     United States                                       2,827,949             2,368,169             3,259,719
                                                         ---------             ---------             ---------
     Total operating income                              6,582,861             3,048,060             4,447,111
                                                         ---------             ---------             ---------


g) The distribution of consolidated total assets by geographical area was as follows:


                                                        December 31          December 31             December 31
                                                               2002                 2001                    2000
                                                                US$                  US$                     US$
     Ireland                                             56,314,112           54,536,663              46,239,667
     Rest of Europe                                       5,759,724              206,900                       -
     United States                                       27,724,622           22,328,480              20,660,562
                                                         ----------           ----------              ----------
     Total assets                                        89,798,458           77,072,043              66,900,229
                                                         ----------           ----------              ----------


h) The distribution of consolidated long-lived assets by geographical area was as follows:


                                                        December 31           December 31           December 31
                                                               2002                  2001                  2000
                                                                US$                   US$                   US$
     Ireland                                             35,989,233            35,899,242            29,451,638
     Rest of Europe                                       2,752,661                55,665                     -
     United States                                       11,720,835            11,597,729            11,260,967
                                                         ----------            ----------            ----------
     Total long-lived assets                             50,462,729            47,552,636            40,712,605
                                                         ----------            ----------            ----------

i) The concentrations of revenues to customers representing 10% or more of total revenues was as follows:

                                                         December 31           December 31           December 31
                                                                2002                  2001                  2000
      Customer A                                                 20%                   27%                   30%

j) The distribution of depreciation and amortisation by geographical area was as follows:

                                                          December 31         December 31         December 31
                                                                 2002                2001                2000
                                                                  US$                 US$                 US$
     Ireland                                                2,386,761           2,109,221           1,084,478
     Rest of Europe                                            19,220               2,655                   -
     United States                                          1,098,034             763,445             736,248
                                                            ---------           ---------           ---------
     Total depreciation and amortisation                    3,504,015           2,875,321           1,820,726
                                                            ---------           ---------           ---------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002


13.  ANALYSIS OF REVENUE, OPERATING INCOME, MAJOR CUSTOMERS AND ASSETS
     (Continued)

k)   The distribution of unusual items by geographical area was as follows:


                                December 31      December 31       December 31
                                       2002             2001              2000
                                        US$              US$               US$

     United States                        -       (3,635,000)       (1,222,203)
                                   --------      -----------        ----------
     Total unusual items                  -       (3,635,000)       (1,222,203)
                                   --------      -----------        ----------

l)   The analysis of interest expense by geographical area was as follows:

                                  December 31      December 31       December 31
                                         2002             2001              2000
                                          US$              US$               US$

     Rest of World                   (607,750)        (310,877)        (358,574)
     United States                    (96,710)        (227,524)        (399,278)
                                     --------         --------         --------
     Total interest                  (704,460)        (538,401)        (757,852)
                                     --------         --------         --------

14.  PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION
     (As restated)

                                                                       December 31     December 31     December 31
                                                                              2002            2001            2000
                                                                               US$             US$             US$
     The profit on ordinary activities before taxation is stated
     after charging/(crediting)

     Directors' emoluments:
          Remuneration                                                   1,165,171         953,841         949,116
          Pension                                                           94,706          59,157          56,456
     Auditors' remuneration:
            Audit fees                                                     190,000         170,000          84,000
            Non audit fees                                                  20,000          25,377               -
     Depreciation                                                        1,118,494         873,186         629,435
     Amortisation                                                        2,385,521       2,002,135       1,191,291
     Operating lease rentals:
            Plant and machinery                                             26,048               -               -
            Other                                                        1,444,623         942,495         773,837
     Research and development grants                                             -               -         (18,467)
     Employment grants                                                    (214,091)              -               -
     Settlement of litigation (see note below)                                   -      (1,360,971)              -
     Other non-recurring charges                                                 -         357,447               -
                                                                        ----------      ----------      ----------



     Trinity and Selfcare entered into a settlement in 2001 whereby Selfcare paid Trinity US$1,500,000 and Trinity (i) conveyed to Selfcare its rights in an HIV I/II RTD product licence and (ii) agreed to supply certain antigens at cost for a ten-year period, pursuant to an Antigen Supply Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002


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

                                December 31
                                      2000
                                       US$

     Sales                         465,871
     Cost of sales                 (82,000)
                                  --------
                                   383,871
                                  --------


16.  ADMINISTRATIVE EXPENSES - EXCEPTIONAL ITEMS
     (As restated)

     An exceptional charge of US$2,835,000 was incurred during 2001 relating to the acquisition of the assets and goodwill of the Biopool hemostasis business on December 21, 2001. The principal components of this charge were commitments on the acquisition of the assets and goodwill of the Biopool hemostasis business to make payments to employees.

     An exceptional charge of US$800,000 was also incurred during 2001 relating to the acquisition of Bartels Inc on December 8, 2000. This charge comprised payments to employees so as to ensure the effective transfer of the business from Seattle to Dublin. A similar exceptional charge of US$1,222,203 arose in 2000 relating to commitments on acquisition to make payments to employees. There were no exceptional charges recognised in 2002.

                                    December 31     December 31      December 31
                                           2002            2001             2000
                                            US$             US$              US$
     Administrative expenses
     -Exceptional                            -        3,635,000        1,222,203
                                      --------        ---------        ---------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

17.  INCOME TAXES
     (As restated)


(a) The charge for taxation based on the profit on ordinary activities, comprises:


                                                                  December 31       December 31       December 31
                                                                         2002              2001              2000
                                                                          US$               US$               US$
     Current tax
     Corporation tax at 16% (2001: 20%, 2000: 24%)                      9,299           107,876           129,120
     Manufacturing relief                                                   -           (64,000)          (75,320)
                                                                   ----------        ----------        ----------
                                                                        9,299            43,876            53,800
     Overseas tax                                                     481,862            47,000           310,000
     Relief in respect of prior year                                  (64,122)                -                 -
                                                                   ----------        ----------        ----------
     Total current tax                                                427,039            90,876           363,800

     Deferred tax charge/(credit)
     Movement in deferred tax asset (see note 9)                      189,892          (218,000)         (359,800)
     Movement in deferred tax liability (see note 9)                  150,579           143,000            (3,000)
                                                                   ----------        ----------        ----------
     Total taxation on profit on ordinary activities                  767,510            15,876             1,000
                                                                   ----------        ----------        ----------

     Effective tax rate
     Profit on ordinary activities before taxation                  5,664,421         2,383,153         4,125,410
     As a percentage of profit before tax
            Current tax                                                   7.5%              3.8%              8.8%
            Total tax (current and deferred)                             13.5%              0.7%              0.0%


     The following table relates the applicable Republic of Ireland statutory tax rate to the effective current tax rate of the Group:


                                                                2002                 2001                 2000
                                                         % of profit          % of profit          % of profit
                                                     before taxation      before taxation      before taxation
     Irish corporation tax                                      16.0                 20.0                 24.0
     Manufacturing relief                                       (0.0)                (2.7)                (1.8)
     Tax rates on overseas earnings                              4.0                  0.7                  1.6
     Relief in respect of prior year                            (1.1)                 -                    -
     Other including benefit of loss carryforwards             (11.4)               (14.2)               (15.0)
                                                              ------               ------               ------
     Current tax                                                 7.5                  3.8                  8.8
     Deferred tax                                                6.0                 (3.1)                (8.8)
                                                              ------               ------               ------
     Total tax (current and deferred)                           13.5                  0.7                  0.0
                                                              ======               ======               ======


(b) The distribution of profit on ordinary activities before taxes by geographical area was as follows:


                                       December 31    December 31    December 31
                                              2002           2001           2000
                                               US$            US$            US$
     Rest of World                       2,920,204        174,491      1,264,969
     United States                       2,744,217      2,208,662      2,860,441
                                         ---------      ---------      ---------
     Total profits before taxation       5,664,421      2,383,153      4,125,410
                                         ---------      ---------      ---------

(c) The tax effects of temporary differences that give rise to significant portions of deferred tax assets relate principally to net operating losses. The valuation allowance for deferred tax assets at December 31, 2002, 2001 and 2000 was US$131,417, US$240,245 and US$937,690 respectively.

(d) At December 31, 2002, the Group had Irish net operating losses of approximately US$399,013 (2001: approximately US$478,854). The utilisation of these net operating loss carryforwards is limited to offset

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

17.  INCOME TAXES (Continued)


     against the future profits earned by the Group arising from the same trade and in the tax jurisdiction in which they arose.


     At December 31, 2002, the Group had U.S. net operating loss carryforwards of approximately US$774,174 (2001 : US$1,894,049) for US federal income tax purposes, which will expire in 2008 if not previously utilised. Utilisation of the U.S. net operating loss carryforward may be subject to an annual limitation due to the change in ownership rules provided by the Internal Revenue Code of 1986. This limitation and other restrictions provided by the Internal Revenue Code of 1986 may reduce the net operating loss carryforward such that it would not be available to offset future taxable income of the US subsidiaries.

18.  EARNINGS PER ORDINARY SHARE
     (As restated)

(a)  Basic earnings per ordinary share
     Earnings per ordinary share is computed by dividing the profit on ordinary activities after taxation of US$4,896,911 (December 31, 2001, US$2,367,277 and December 31, 2000, US$4,124,410) for the financial year by the weighted average number of ordinary shares in issue of 40,550,367 (December 31, 2001
     - 40,408,978 and December 31, 2000 - 37,131,692).

(b)  Diluted earnings per ordinary share
     Diluted earnings per ordinary share is computed by dividing the profit on ordinary activities after taxation of US$4,896,911 (December 31, 2001, US$2,367,277 and December 31, 2000, US$4,124,410) for the financial year, adjusted for debenture interest saving of US$85,829 (December 31, 2001, US$nil and December 31, 2000 US$121,875) by the diluted weighted average number of ordinary shares in issue of 42,486,227 (December 31, 2001, 41,120,060 and December 31, 2000, 40,540,494). The basic weighted average number of shares may be reconciled to the number used in the diluted earnings per ordinary share calculation as follows:

                                                        December 31        December 31        December 31
                                                               2002               2001               2000
     Basic earnings per share denominator                40,550,367         40,408,978         37,131,692
     Issuable on exercise of options                      1,214,703            711,082          2,506,024
     Issuable on conversion of debentures                   721,157                  -            902,778
                                                         ----------         ----------         ----------
     Diluted earnings per share denominator              42,486,227         41,120,060         40,540,494
                                                         ----------         ----------         ----------


     No adjustment is included for debenture conversion for 2001 as the impact would have been anti-dilutive.


19.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
     (As restated)

                                                           December 31     December 31       December 31
                                                                  2002            2001             2000
                                                                   US$             US$              US$
(a)  Purchase of tangible fixed assets
      Additions to tangible fixed assets                     2,516,982       1,343,370        1,349,580
      Less new finance leases                                        -               -         (175,659)
                                                             ---------       ---------        ---------
                                                             2,516,982       1,343,370        1,173,921
                                                             ---------       ---------        ---------

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

20. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES
     (As restated)


                                                                     December 31      December 31      December 31
                                                                            2002             2001             2000
                                                                             US$              US$              US$
     Operating profit                                                  6,582,861        3,048,060        4,447,111
     Depreciation and amortisation                                     3,504,015        2,875,321        1,820,726
     Disposal of investments                                                   -                -          (37,465)
     Exceptional administrative expenses                              (2,835,000)       2,835,000        1,222,203
     (Increase)/decrease in receivables and prepayments               (4,250,982)         990,800        1,065,041
     Increase/(decrease) in accounts payable                           2,874,740       (2,044,110)        (808,055)
     Increase in inventory                                            (2,414,882)      (2,027,323)      (4,492,435)
     Non cash compensation expense                                       120,000           45,000            7,000
                                                                      ----------       ----------       ----------

     Net cash inflow from operating activities                         3,580,752        5,722,748        3,224,126
                                                                      ----------       ----------       ----------

21.  ANALYSIS OF NET DEBT
     (As restated)

                                           December 31        Cash flow  Acquisitions/   Non-cash     Exchange       December 31
                                                  2001                      disposals     changes     movements             2002
                                                   US$              US$           US$         US$           US$              US$
     Cash                                    2,106,844          891,848           -           -          95,000        3,093,692
     Liquid resources                        3,267,132         (553,310)          -           -               -        2,713,822
                                            ----------       ----------   ---------  ----------      ----------       ----------
                                             5,373,976          338,538           -           -          95,000        5,807,514
     Long term debt
        - current portion                   (2,409,757)         431,602           -           -               -       (1,978,155)
     Long term debt                         (6,027,649)       1,371,864                       -               -       (4,655,785)
     Other financial liabilities                     -       (4,041,506)          -           -         (66,249)      (4,107,755)
     Finance leases                           (226,863)          17,350           -           -         (21,305)        (230,818)
     Convertible debentures                 (1,000,000)      (2,500,000)          -      20,679               -       (3,479,321)
                                            ----------       ----------   ---------  ----------      ----------       ----------
     Net debt                               (4,290,293)      (4,382,152)          -      20,679           7,446       (8,644,320)
                                            ----------       ----------   ---------  ----------      ----------       ----------


                                           December 31          Cash flow   Acquisitions/   Non-cash     Exchange     December 31
                                                  2000                         disposals    changes    movements             2001
                                                   US$                US$            US$        US$          US$              US$
     Cash                                    3,381,779         (1,274,935)           -           -            -         2,106,844
     Liquid resources                          893,816          2,373,316            -           -            -         3,267,132
                                            ----------         ----------    ---------  ----------   ----------        ----------
                                             4,275,595          1,098,381            -           -            -         5,373,976
     Long term debt
        - current portion                   (2,574,185)           164,428            -           -            -        (2,409,757)
     Long term debt                         (1,033,258)        (4,994,391)           -           -            -        (6,027,649)
     Finance leases                           (536,939)           310,076            -           -            -          (226,863)
     Convertible debentures                 (1,625,000)           625,000            -           -            -        (1,000,000)
     Promissory note                          (350,000)           350,000            -           -            -                 -
                                            ----------         ----------    ---------  ----------   ----------        ----------
     Net debt                               (1,843,787)        (2,446,506)           -           -            -        (4,290,293)
                                            ----------         ----------    ---------  ----------   ----------        ----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

21.  ANALYSIS OF NET DEBT (Continued)

                                      December 31       Cash flow   Acquisitions/        Non-cash        Exchange    December 31
                                             1999                      disposals          changes       movements           2000
                                              US$             US$            US$              US$             US$            US$
     Cash                               2,092,812       1,288,967               -               -               -      3,381,779
     Liquid resources                     971,631         (77,815)              -               -               -        893,816
                                       ----------      ----------      ----------      ----------      ----------     ----------
                                        3,064,443       1,211,152               -               -               -      4,275,595
     Long term debt
        - current portion              (2,967,595)        737,160        (343,750)              -               -     (2,574,185)
     Long term debt                    (4,255,857)      4,178,849        (956,250)              -               -     (1,033,258)
     Finance leases                      (653,118)        291,838               -        (175,659)              -       (536,939)
     Convertible debentures            (3,500,000)              -               -       1,875,000               -     (1,625,000)
     Promissory note                            -               -               -        (350,000)              -       (350,000)
                                       ----------      ----------      ----------      ----------      ----------     ----------
     Net debt                          (8,312,127)      6,418,999      (1,300,000)      1,349,341               -     (1,843,787)
                                       ----------      ----------      ----------      ----------      ----------     ----------

22.  ACQUISITION OF BUSINESSES
     (As restated)

     On August 27, 2002 Trinity Biotech purchased the hemostasis division of Sigma Diagnostics for a total consideration of US$1,428,001. The consideration was satisfied in cash. Acquisition expenses amounted to US$78,698. The division comprises a portfolio of reagents manufactured in St. Louis, Missouri and the Amelung range of instruments manufactured in Lemgo, Germany. The Company recently completed training its workforce in the manufacture of the reagent product line in the Sigma St Louis operations and is currently in the process of transferring the production of these reagents to Bray, Ireland. This acquisition together with the acquisition of Biopool in 2001 position the Company with a significant market position in the hemostasis diagnostic market.

     On November 27, 2002 the Company also acquired the speciality clinical chemistry product line from Sigma Diagnostics for a total consideration of US$4,443,852 satisfied in cash and deferred consideration with a fair value of US$4,412,372. The cash consideration was partly financed by the issue of US$2.5m of convertible debentures (see note 10). The deferred consideration of US$1,810,000 is payable in two instalments of US$1,010,000 and US$800,000 on May 27 and November 27, 2003 respectively. The fair value of deferred consideration at November 27, 2002 was US$1,778,520. The deferred consideration is not conditional on any future event. Total acquisition expenses amounted to US$93,852. The Company recently completed training its workforce in the manufacture of this product line in the Sigma St Louis operations and is in the process of transferring production of the product line from St Louis, Missouri to Bray, Ireland. Goodwill arising on acquisition of US$3.8 million represents the value of the expected synergies created by combining production within Trinity's existing manufacturing operations.

     The Company does not allocate any value to trademarks of acquired entities as part of the purchase price allocation as the Company re-brands any products acquired, under a Trinity Biotech label. The Company does not allocate any value to customer relationships or customer lists obtained as part of these acquisitions as these are not considered proprietary to the acquired entities and the Company is already in possession of such customer lists and has existing relationships with customers of acquired entities given its existing position in the diagnostics industry.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

22.      ACQUISITION OF BUSINESSES (Continued)

                                                                                    Sigma               Sigma               Total
                                                                               Hemostasis            Clinical
                                                                                                    Chemistry

                                                                                      US$                 US$                 US$
         Tangible fixed assets                                                  2,500,000                --             2,500,000
         Working capital                                                          206,462             625,269             831,731
                                                                          ---------------     ---------------     ---------------

         Net assets at fair value                                               2,706,462             625,269           3,331,731

         Goodwill                                                              (1,278,461)          3,787,103           2,508,642
                                                                          ---------------     ---------------     ---------------

         Consideration                                                          1,428,001           4,412,372           5,840,373
                                                                          ---------------     ---------------     ---------------

         Satisfied by:

         Cash payments including costs                                          1,428,001           2,633,852           4,061,853
                                                                          ---------------     ---------------     ---------------

         Net cashflow                                                           1,428,001           2,633,852           4,061,853

         Deferred consideration                                                      --             1,778,520           1,778,520
                                                                          ---------------     ---------------     ---------------

         Consideration                                                          1,428,001           4,412,372           5,840,373
                                                                          ---------------     ---------------     ---------------


         Goodwill capitalised during the year in respect of acquired businesses amounted to US$2,508,642 and comprises:

                                                                   Fair
                                               Book               Value                Fair
                                             Values          Adjustment               Value       Consideration            Goodwill
                                                US$                 US$                 US$                 US$                 US$
        Sigma Hemostasis

         Tangible fixed assets            1,321,652           1,178,348 *         2,500,000
         Working capital                  8,457,883          (8,251,421)*           206,462
                                    ---------------     ---------------     ---------------     ---------------     ---------------

                                          9,779,535          (7,073,073)          2,706,462          (1,428,001)          1,278,461
                                    ---------------     ---------------     ---------------     ---------------     ---------------

         Sigma Clinical Chemistry

         Working capital                  1,490,593            (865,324)*           625,269
                                    ---------------     ---------------     ---------------     ---------------     ---------------

                                          1,490,593            (865,324)            625,269          (4,412,372)         (3,787,103)
                                    ---------------     ---------------     ---------------     ---------------     ---------------

         Total                           11,270,128          (7,938,397)          3,331,731          (5,840,373)         (2,508,642)
                                    ---------------     ---------------     ---------------     ---------------     ---------------


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


         On October 19, 2001 the Group purchased the Amerlex hormone business of Ortho Clinical Diagnostics for a total consideration of US$877,797. The consideration was satisfied in cash. Acquisition expenses amounted to US$94,860. This business added a range of tests which diagnose hormone disorders to the Company's portfolio of products. The manufacture of these products was transferred to the Bray, Ireland manufacturing facility. Goodwill arising on acquisition of US$877,797 represents the value of expected synergies created by combining production within the Company's existing manufacturing operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

22.      ACQUISITION OF BUSINESSES (Continued)
         (As restated)

         On December 21, 2001 the Group acquired the assets and goodwill of the Biopool hemostasis business for a total consideration of US$6,409,329 satisfied in cash and deferred consideration. The deferred consideration of US$2,591,500 is payable in three instalments of US$855,200, US$1,166,200 and US$570,100 on December 21, 2002, 2003 and
         2004 respectively. The deferred consideration is not conditional on any future event. Since year end all amounts due have been paid. Total acquisition expenses amounted to US$159,329. This business comprises a range of test kits which assess and diagnose disorders of blood coagulation, thrombotic risk factors, fibrinolysis, platelet function and the vascular system. As part of the acquisition the Company assumed the workforce in Ventura, California and Umea, Sweden. In the ten months after acquisition the Company learnt the production techniques associated with this product range and transferred the Ventura production facility together with a number of key employees to the Bray, Ireland facility. The Company has maintained the Umea operation and will continue to benefit from the expertise associated with this assumed workforce. Goodwill arising on acquisition of US$5.1 million after fair value adjustments represents the value of the expected synergies created by combining production within the Company's existing manufacturing operations in Ireland together with the specialist product knowledge acquired with the assumed workforce in Ventura and Umea.

         The Company does not allocate any value to any trademarks of acquired entities as part of the purchase price allocation as the Company re-brands any products acquired, under a Trinity Biotech label. The Company does not allocate any value to customer relationships or customer lists obtained as part of these acquisitions as these are not considered proprietary to the acquired entities and the Company is already in possession of such customer lists and has existing relationships with customers of acquired entities given its existing position in the diagnostics industry.

                                                                                    Ortho             Biopool               Total
                                                                                      US$                 US$                 US$

         Working capital                                                             --              (136,000)           (136,000)
                                                                          ---------------     ---------------     ---------------

         Net liabilities at fair value                                               --              (136,000)           (136,000)

         Goodwill                                                                 877,797           6,545,329           7,423,126
                                                                          ---------------     ---------------     ---------------

         Consideration                                                            877,797           6,409,329           7,287,126
                                                                          ---------------     ---------------     ---------------

         Satisfied by:

         Cash payments including costs                                            877,797           3,817,829           4,695,626
                                                                          ---------------     ---------------     ---------------


         Net cash outflow                                                         877,797           3,817,829           4,695,626

         Deferred consideration                                                      --             2,591,500           2,591,500
                                                                          ---------------     ---------------     ---------------

         Consideration                                                            877,797           6,409,329           7,287,126
                                                                          ---------------     ---------------     ---------------

         Goodwill capitalised during 2001 in respect of acquired businesses amounted to US$7,423,126 and comprises:

                                                                  Fair
                                              Book               Value                Fair
                                            Values          Adjustment               Value       Consideration            Goodwill
                                               US$                 US$                 US$                 US$                 US$
         Ortho

                                              --                  --                  --              (877,797)           (877,797)
                                   ---------------     ---------------     ---------------     ---------------     ---------------

         Biopool

         Working capital                 3,022,000          (3,158,000)*          (136,000)
                                   ---------------     ---------------     ---------------     ---------------     ---------------

                                         3,022,000          (3,158,000)           (136,000)         (6,409,329)         (6,545,329)
                                   ---------------     ---------------     ---------------     ---------------     ---------------

         Total                           3,022,000          (3,158,000)           (136,000)         (7,287,126)         (7,423,126)
                                   ---------------     ---------------     ---------------     ---------------     ---------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

22.      ACQUISITION OF BUSINESSES (Continued)
         (As restated)


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


         Following the completion of the fair value exercises in 2002 in respect of the acquisitions made during 2001, amendments have been made to the fair values reported in the 2001 financial statements. The difference has been taken as an adjustment to goodwill on acquisition. Provisional and final values of net assets acquired and consideration paid are as follows:

                                                          Provisional         Adjustments         Adjustments               Final
                                                           fair value       to net assets            to costs          fair value
                                                                 2001                2002                2002                2002
                                                                  US$                 US$                 US$                 US$
         Ortho

         Consideration and costs                              877,797                --                  --               877,797
                                                      ---------------     ---------------     ---------------     ---------------

         Biopool
         Working capital                                     (136,000)          1,551,132                --             1,415,132
                                                      ---------------     ---------------     ---------------     ---------------

         Consideration and costs                           (6,409,329)               --               (68,164)         (6,477,493)
                                                      ---------------     ---------------     ---------------     ---------------

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

                                                                                    Mardx             Bartels               Total
                                                                                      US$                 US$                 US$
         Tangible fixed assets                                                     72,306                --                72,306
         Working capital                                                          660,458             750,000           1,410,458
         Long-term debt                                                          (956,250)               --              (956,250)
                                                                          ---------------     ---------------     ---------------

         Net assets/(liabilities) at fair value                                  (223,486)            750,000             526,514

         Goodwill                                                               4,431,765           8,713,974          13,145,739
                                                                          ---------------     ---------------     ---------------

         Consideration                                                          4,208,279           9,463,974          13,672,253
                                                                          ---------------     ---------------     ---------------

         Satisfied by:

         Cash payments including costs                                          2,044,992           5,923,974           7,968,966
                                                                          ---------------     ---------------     ---------------

         Net cash outflow                                                       2,044,992           5,923,974           7,968,966

         Promissory Note                                                             --               350,000             350,000
         Issue of  'A' Ordinary Shares                                          2,163,287           3,190,000           5,353,287
                                                                          ---------------     ---------------     ---------------

         Consideration                                                          4,208,279           9,463,974          13,672,253

         Goodwill capitalised during 2000 in respect of acquired businesses amounted to US$13,145,739 and comprised:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (Continued)

22.      ACQUISITION OF BUSINESSES (Continued) (As restated)

                                                                  Fair
                                              Book               Value                Fair
                                            Values          Adjustment               Value       Consideration            Goodwill
                                               US$                 US$                 US$                 US$                 US$
         Mardx

         Tangible fixed assets             572,306            (500,000)*            72,306
         Working capital                   910,458            (250,000)*           660,458
         Long-term debt                   (956,250)               --              (956,250)
                                   ---------------     ---------------     ---------------     ---------------     ---------------

                                           526,514            (750,000)           (223,486)         (4,208,279)         (4,431,765)
                                   ---------------     ---------------     ---------------     ---------------     ---------------
         Bartels

         Working capital                   959,478            (209,478)*           750,000
                                   ---------------     ---------------     ---------------

                                           959,478            (209,478)            750,000          (9,463,974)         (8,713,974)
                                   ---------------     ---------------     ---------------     ---------------     ---------------

         Total                           1,485,992            (959,478)            526,514         (13,672,253)        (13,145,739)
                                   ---------------     ---------------     ---------------     ---------------     ---------------

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

         Following the completion of the fair value exercises in 2001 in respect of the acquisitions made during 2000, amendments have been made to the fair values reported in the 2000 financial statements. The difference has been taken as an adjustment to goodwill on acquisition. Provisional and final values of net assets acquired and consideration paid are as follows:

                                                          Provisional         Adjustments         Adjustments               Final
                                                           fair value       to net assets            to costs          fair value
                                                                 2000                2001                2001                2001
                                                                  US$                 US$                 US$                 US$
         Mardx

         Tangible fixed assets                                 72,306                --                  --                72,306
         Working Capital                                      660,458                --                  --               660,458
         Long-term debt                                      (956,250)               --                  --              (956,250)
                                                      ---------------     ---------------     ---------------     ---------------

         Net assets                                          (223,486)               --                  --              (223,486)
                                                      ---------------     ---------------     ---------------     ---------------


         Consideration and costs                           (4,208,279)               --                  --            (4,208,279)
                                                      ---------------     ---------------     ---------------     ---------------

         Bartels
         Working capital                                      750,000             127,090                --               877,090
                                                      ---------------     ---------------     ---------------     ---------------


         Consideration and costs                           (9,463,974)               --               (48,914)         (9,512,888)
                                                      ---------------     ---------------     ---------------     ---------------


23.      COMMITMENTS AND CONTINGENCIES

 (a)     Capital Commitments

         The capital commitments of the Group were as follows:

                                                                              31 December         31 December         31 December
                                                                                     2002                2001                2000
                                                                                      US$                 US$                 US$
         Contracted for                                                              --                  --                  --
         Authorised, not contracted for                                              --                  --               400,000
                                                                          ---------------     ---------------     ---------------
                                                                                     --                  --               400,000
                                                                          ---------------     ---------------     ---------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

23.      COMMITMENTS AND CONTINGENCIES (Continued)


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

         Future minimum operating and finance lease commitments with non cancellable terms in excess of one year are as follows:


                                     Operating Leases          Finance Leases
                                              US$                      US$
                                         Restated                 Restated

         2003                           1,660,230                  218,163
         2004                           1,517,174                   12,655
         2005                           1,266,200                     --
         2006                           1,020,814                     --
         2007                             784,751                     --
         Later years                    8,268,281                     --
                                     ------------               ----------
                                       14,517,450                  230,818
                                     ------------               ----------

 (c) Under agreements between the Group and Enterprise Ireland, grants amounting to US$532,665 (2001: US$290,389) are receivable which may be revoked, cancelled or abated in certain circumstances.


 (d) Under agreements between the Group and Enterprise Ireland, a loan amounting to US$57,198 (2001: US$220,411) is payable which may be required to be repaid immediately in certain circumstances.

 (e) Under an agreement reached in November 2000, between the Group and Enterprise Ireland, grants of US$605,680 are payable in the event of predefined employment targets being achieved. As part of this agreement, Enterprise Ireland could subscribe for 'A' Ordinary Shares of the Company up to a value of (euro)1,097,054 at a share price 10% below the market price of the Company's shares. In December 2000 Enterprise Ireland subscribed (euro)548,527 of this amount for 239,198 'A' Ordinary Shares of the Company. In December 2002 Enterprise Ireland subscribed the remaining (euro)548,527 for 443,900 'A' Ordinary Shares of the Company.

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


 (h) The Company's bank borrowings are secured by a fixed and floating charge over the assets of the Company. The Company had also given security over certain US assets, subordinate to other banking arrangements, to Xtrana Inc relating to the deferred consideration due as part of the acquisition of the Biopool hemostasis business. See Note 30 for further details.

 (i) In December 2002 the Company filed an action against Xtrana Inc relating to the purchase of the Biopool business from Xtrana in 2001. The Company was seeking US$1.2m in damages and US$3m in punitive damages alleging breach of contract and other damages regarding the sale of an individual product line. On January 17, 2003 Xtrana countersued seeking US$57m in damages. On June 16, 2003 Trinity and Xtrana settled this litigation. See Note 30 for further details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002


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


26.      RELATED PARTY TRANSACTIONS


         The Company has entered into various arrangements with JRJ Investments ("JRJ"), a partnership owned by Mr. O'Caoimh and Dr. Walsh, directors of the Company, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. It has entered into an agreement with JRJ pursuant to which the Company has taken a lease of premises adjacent to the existing facility for a term of 20 years at a rent of (euro)7.62 per square foot ("the Current Extension"). The lease commenced on the newly completed 25,000 square foot building in July 2000. The Company also envisages that further premises may potentially be required by it and, for that purpose, has entered into a four years eleven month lease at (euro)28,568 per annum over adjacent lands with JRJ. On November 20, 2002 the Company signed an agreement for lease with JRJ for offices that are currently being constructed on part of these lands. The lease is expected to commence in quarter four 2003 on terms similar to that for the current extension. Independent Valuers have advised the Company that the rent fixed in respect of the Current Extension, the agreement for lease and the adjacent lands represents a fair market rent. The rent for any future property constructed will be set at the then open market value. The Company and its directors (excepting Mr. O'Caoimh and Dr. Walsh who express no opinion on this point) believe that the arrangements entered into represent a fair and reasonable basis on which the Company can meet its ongoing requirements for premises.


27.      DERIVATIVES AND FINANCIAL INSTRUMENTS
         (As restated)


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


         Interest Rate Risk
         The Group borrows in appropriate currencies at floating and fixed rates of interest. Year-end borrowings, net of cash, totalled US$8,644,320 (2001: US$4,290,293) at interest rates ranging from 2.30% to 7.41% and including US$3,985,988 of fixed rate debt at interest rates ranging from 5% to 7.50% (2001: US$1,309,607 at interest rates ranging from 5% to 7.50%). In broad terms, a one-percentage point increase in interest rates would increase the net interest charge by US$46,796 (2001:
         US$29,807).


         Liquidity Risk
         The Group's operations are cash generating. Short term flexibility is achieved with overdraft facilities.


         Foreign Exchange Risk
         The vast bulk of the Group's activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group's Euro expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, the Group pursues a formalised treasury policy which aims to sell US Dollars forward to match uncovered Euro expenses at exchange rates lower than budgeted exchange rates. With an increasing

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

27.      DERIVATIVES AND FINANCIAL INSTRUMENTS (Continued)

         level of Euro denominated sales, the Group anticipates that, over the next three years, a higher proportion of its non-US Dollar expenses will be matched by non-US Dollar revenues. The Group had foreign currency denominated cash balances equivalent to US$2,089,940 at December 31, 2002.

         The disclosures below exclude short term accounts receivable and payable


         Interest Rate Profile of Financial Liabilities

         The interest rate profile of financial liabilities of the Group was as follows:


                                                                                                  December 31         December 31
                                                                                                         2002                2001
                                                                                                          US$                 US$
         Financial liabilities on which no interest is paid                                            57,198             220,411
         Floating rate financial liabilities                                                       10,429,953           8,127,798
         Fixed rate financial liabilities                                                           3,964,683           1,309,607
                                                                                              ---------------     ---------------

                                                                                                   14,451,834           9,657,816
                                                                                              ---------------     ---------------


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


                                                                                                  December 31         December 31
                                                                                                         2002                2001
         Fixed rate financial liabilities
         - weighted average interest rate                                                               5.50%               7.26%
         - weighted average period for which rate is fixed                                         3.78 years          1.72 years

         Maturity of Financial Liabilities

         The maturity profile of the Group's financial liabilities was as follows:


                                                                                                  December 31         December 31
                                                                                                         2002                2001
                                                                                                          US$                 US$
         In one year or less, or on demand                                                          7,296,049           3,630,167
         In more than one year, but not more than two                                               1,488,748           1,753,534
         In more than two years, but not more than five                                             5,595,527           4,127,300
         In more than five years                                                                       71,510             146,815
                                                                                              ---------------     ---------------

                                                                                                   14,451,834           9,657,816
                                                                                              ---------------     ---------------

         Fair Values of Financial Assets and Liabilities

         There is no significant difference between the fair value and the carrying value of the Group's financial assets and liabilities as at December 31, 2002. At December 31, 2002 and 2001 forward contracts with a carrying value of US$Nil had a fair value of US$1,068,738 (asset) and US$271,515 (liability) respectively.

28. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN IRELAND AND IN THE UNITED STATES
         (As restated)

         The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland ("Irish GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). These differences relate principally to the following items and the necessary adjustments are shown in the table set out below:


     (a) Goodwill:


         In prior years under Irish GAAP, goodwill was either written off immediately on completion of the acquisition against shareholders' equity, or capitalised in the balance sheet and amortised through the income statement on a systematic basis over its useful economic life. From 1998, goodwill must be capitalised and amortised over the period of its expected useful life, however, historic goodwill continues to remain an offset against shareholders' equity. Under US GAAP, accounting for goodwill as an offset against shareholders' equity is not permitted. Prior to January 1, 2002 goodwill was amortised, except for goodwill arising on acquisitions after June 30, 2001, over the period of its expected

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

28. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN IRELAND AND IN THE UNITED STATES (Continued)

         useful life, subject to a maximum write off period of 40 years, through the income statement. A useful life of 10 years was adopted for the purposes of the reconciliation.

         In June 2001, the US Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets", both of which are effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill is no longer amortised under US GAAP, but is subject to annual impairment tests in accordance with the statements. On January 1, 2002 the Group performed the required impairment review of goodwill and indefinite-lived intangible assets and determined that there was no impairment. On December 31, 2002 the Group performed a further impairment test of goodwill and indefinite-lived intangible assets and concluded that there was no impairment in the carrying value of these assets at this date. There were no impairment losses recognised in the three years to December 31, 2002.

         There has not been a disposal of all or a portion of a reporting unit in the three years to December 31, 2002. The aggregate amount of goodwill relating to acquisitions during the period for the Group and for each reportable segment for each of the periods presented including goodwill arising on acquisition of interest in associate, net of fair value adjustments, is as follows:

                                                                                     2002                2001                2000
                                                                                      US$                 US$                 US$

         Ireland                                                                1,181,211           7,553,576          10,114,507
         United States                                                               --                  --             4,431,765
                                                                          ---------------     ---------------     ---------------
         Total                                                                  1,181,211           7,553,576          14,546,272
                                                                          ---------------     ---------------     ---------------

         Negative goodwill arises when the net amounts assigned to assets acquired and liabilities assumed exceed the cost of an acquired entity. Under Irish GAAP, negative goodwill arising on acquisitions is recognised as a negative asset, within intangible fixed assets, and recognised in the profit and loss account in the periods in which the non-monetary assets acquired are depreciated or sold. Any negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised in the profit and loss account in the periods expected to benefit. Under US GAAP, negative goodwill would be allocated to reduce proportionately the values assigned to the acquired non-current assets. Any excess remaining negative goodwill is recognised in US GAAP income as an extraordinary gain for the periods beginning after December 15, 2001. At December 31, 2002, gross negative goodwill of US$1,278,461 within intangible fixed assets under Irish GAAP would be disclosed as a reduction from property, plant and equipment under US GAAP. Amortisation of negative goodwill of US$21,308 would be disclosed as a reduction from depreciation under US GAAP.

         Net income and earnings per share for the years ended December 31, 2002, 2001 and 2000, adjusted to exclude amortization of goodwill is as follows:

                                                                              December 31         December 31         December 31
                                                                                     2002                2001                2000
                                                                                      US$                 US$                 US$
                                                                                 Restated            Restated            Restated

         Reported net income under US GAAP                                      5,042,943             710,151           1,108,114
         Excluded goodwill amortisation under Irish GAAP                             --             1,825,960           1,163,923
         Excluded additional goodwill amortisation under
             US GAAP                                                                 --             2,166,700           2,141,935
                                                                          ---------------     ---------------     ---------------
         Adjusted net income                                                    5,042,943           4,702,811           4,413,972
         Reported basic earnings per share (US cents)                               12.44                1.76                2.98
         Excluded goodwill amortisation                                              --                  9.87                8.90
                                                                          ---------------     ---------------     ---------------
         Adjusted basic earnings per share (US cents)                               12.44               11.63               11.89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

28. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN IRELAND AND IN THE UNITED STATES (Continued)


         Reported diluted earnings per share (US cents)                             12.07                1.73                2.98
         Impact of anti-dilution                                                     --                  --                  0.05
         Excluded goodwill amortisation                                              --                  9.71                8.16
                                                                          ---------------     ---------------     ---------------
         Adjusted diluted earnings per share (US cents)                             12.07               11.44               11.19

         Identifiable intangible assets comprise goodwill, which is not amortizable and certain intangible other non-current assets, which are amortizable. Other non-current asset amortization under US GAAP for the years ended December 31, 2002, 2001 and 2000 was US$138,886, US$115,175
         and US$27,367 respectively. Other non-current amortization under US GAAP is estimated to be approximately US$138,022 in 2003, US$203,978 in 2004, US$199,358 in 2005, US$193,358 in 2006, US$185,714 in 2007 and
         US$839,599 thereafter.

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

     (d) Statement of Comprehensive Income:
         The Company prepares a "Statement of Total Recognised Gains and Losses" which is essentially the same as the "Statement of Comprehensive Income" required under US GAAP, except for the recognition of unrealised gains and losses on derivative hedging transactions which are recognised in US GAAP Comprehensive Income. SFAS 130 requires disclosure of the cumulative amounts of other comprehensive income.

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

     (f) Sales on Extended Credit Terms:
         In 2000 the Company made certain sales on extended credit terms. Under US GAAP, SAB 101 "Revenue Recognition in Financial Statements", such sales on extended credit terms would not be recognisable as revenue until 2001. No similar provisions exist under Irish GAAP to preclude revenue recognition. Sales were not made on extended credit terms in 2001 or 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

28. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN IRELAND AND IN THE UNITED STATES (Continued)

     (g) Restructuring Costs:
         Under Irish GAAP, certain provisions made for restructuring costs incurred upon and related to acquisitions of acquired companies (principally payments to employees and certain facilities costs) and expensed immediately would not be recognisable under US GAAP, because EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination", requires costs that meet certain criteria be treated as part of the purchase price allocation. Certain termination costs not determined on the basis of length of service or other exit costs which are not incremental to the acquired company, even if they provide a reduced economic benefit, are considered period costs which are expensed when incurred. Certain facilities costs amounting to US$270,000 representing post-closure lease commitments for a facility acquired in 2001 were originally capitalised. These costs were subsequently excluded as a fair value adjustment in 2002 as the facility was not closed within a year of the acquisition. A decision to maintain the facility for certain operations was subsequently taken in 2003.

     (h) Research and Development:
         US GAAP, as set forth in SFAS 2, "Accounting for Research and Development Costs", requires development costs to be written-off in the year of expenditure. Under Irish GAAP, development expenditure on projects whose outcome can be assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues, are capitalised at cost within intangible assets.

     (i) Stock-based Compensation Expense:
         US GAAP, as set forth in SFAS 123 "Accounting for Stock-Based Compensation" and EITF 96-18 "Accounting for Equity Instruments That Are Issued for Sales of Goods and Services to Other Than Employees" requires stock options issued to non-employees to be valued at fair value and compensation cost to be recognised based on that fair value. Irish GAAP only requires stock options issued to employees at exercise prices which are less than the market values at the date of grant to be treated as compensation cost based on their intrinsic value.

     (j) Derivatives and Financial Instruments:
         In June 1998, the FASB issued SFAS No 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires that all derivatives be recognised on the balance sheet at fair value. Derivatives which are not hedges or where hedge correlation cannot be demonstrated must be adjusted to fair value through income. Under Irish GAAP derivatives are not recognised until settled. Realised gains and losses on transactions where derivatives are used to hedge cross-currency cashflows are ultimately recorded in the income statement on settlement.

         As part of a managed hedging policy Trinity has entered into a series of forward contracts to sell US$ and Japanese Yen forward for Euro. These contracts were entered into by the Company to mitigate its foreign exchange risk. The principal exchange risk identified by Trinity was with respect to fluctuations in the Euro as a substantial portion of its expenses is denominated in Euro but its revenues are primarily denominated in U.S. dollars. These forward contracts are cashflow hedging instruments whose objective is to cover this Euro mismatch. In the medium term, the Company's objective is to increase the level of non-US$ denominated revenue, thus creating a natural hedge of its non-US$ expenditure.

         During 2001 Trinity began documenting its hedging transactions in accordance with the requirements of SFAS 133. In 2002 an unrealized gain of US$1,178,278 (2001: loss of US$286,100) was taken to comprehensive income in respect of such contracts in accordance with the standard.

         During the year ended December 31, 2002 realised foreign exchange gains of US$161,975 (2001 : US$14,585) were credited to normal administrative expenses in the Income Statement on the exercise of forward contracts under US GAAP. At December 31, 2002 contracts with a fair value of US$874,410 are recorded in other comprehensive income which the Company anticipates will be reclassified into earnings on the exercise of forward contracts in the year ending December 31, 2003. The last of the Company's forward contracts expires in March 2004.

     (k) Deferred Tax:
         Deferred tax differences arise between Irish GAAP and US GAAP due to the impact of the nature and timing of the reconciling items arising.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

28. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN IRELAND AND IN THE UNITED STATES (Continued)

         CUMULATIVE EFFECT ON                                                 December 31         December 31         December 31
         SHAREHOLDERS' EQUITY                                                        2002                2001                2000
                                                                                 Restated            Restated            Restated
                                                                                      US$                 US$                 US$
         Total shareholders' equity before
            minority interests under Irish GAAP                                62,537,284          56,411,625          53,891,729
         US GAAP adjustments:

         Goodwill

         - Gross (a)                                                           21,776,683          21,776,683          21,776,683
                 (b)                                                                 --               270,000                --
         - Aggregate amortisation                                             (11,412,266)        (13,677,901)        (11,511,201)
         Property, plant and equipment
         Share capital not paid                                                  (260,203)           (291,211)           (278,525)
         Adjustment for sale and leaseback                                       (861,968)           (912,672)           (963,376)
         Adjustment for sales on extended credit                                     --                  --               (35,000)
         Adjustment for restructuring costs                                          --             2,565,000           1,222,203
         Adjustment for research and development costs                         (2,327,444)         (1,910,083)         (1,028,373)
         Adjustment for fair value of derivative instruments                    1,068,738            (271,515)               --
         Deferred tax                                                             423,444            (496,635)           (174,833)
                                                                          ---------------     ---------------     ---------------

         Shareholders' equity under US GAAP                                    70,944,268          63,463,291          62,899,307
                                                                          ---------------     ---------------     ---------------

         Shareholders' equity under US GAAP,
             as previously stated                                              70,990,056          64,364,902          63,859,198
         Impact of restatements from Irish GAAP (i)                              (633,007)           (403,601)         (1,321,530)
         Translation adjustments (ii)                                             298,231             432,231             532,231
         Compensation expense (ii)                                                172,000              52,000               7,000
         Licence and patent amortisation (iii)                                   (138,886)               --                  --
         Deferred taxation (iv)                                                  (203,276)           (790,511)           (118,917)
         Restatement of restructuring costs (v)                                      --               (15,000)               --
         Fair value of financial instruments (vi)                                 357,386            (286,100)               --
         Share premium (vii)                                                      101,764             109,370             (58,675)
                                                                          ---------------     ---------------     ---------------

         Shareholders' equity under US GAAP, as restated                       70,944,268          63,463,291          62,899,307
                                                                          ---------------     ---------------     ---------------

         (a) Pre-1998 goodwill written off against shareholders' equity under Irish GAAP.
         (b) Liabilities assumed on acquisition capitalised under EITF 95-3.
         (i) - (vii) See footnotes on page 83.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 (Continued)

28. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN IRELAND AND IN THE UNITED STATES (Continued)

         EFFECT ON NET PROFIT                                                 December 31         December 31         December 31
                                                                                     2002                2001                2000
                                                                                 Restated            Restated            Restated
                                                                                      US$                 US$                 US$
         Profit on ordinary activities after taxation
           under Irish GAAP                                                     4,896,911           2,367,277           4,124,410
         US GAAP adjustments:
         Goodwill amortisation                                                  2,265,635          (2,166,700)         (2,141,935)
         Adjustment for sale and leaseback                                         50,704              50,704              50,704
         Adjustment for sales on extended credit                                     --                35,000             (35,000)
         Adjustment for restructuring costs                                    (2,835,000)          1,612,797           1,222,203
         Adjustment for research and development costs                           (417,361)           (881,710)         (1,028,373)
         Adjustment for stock based compensation                                     --                  --              (909,062)
         Adjustment for fair value of derivative instruments                      161,975              14,585                --
         Deferred tax                                                             920,079            (321,802)           (174,833)
                                                                          ---------------     ---------------     ---------------

         Profit under US GAAP                                                   5,042,943             710,151           1,108,114
                                                                          ---------------     ---------------     ---------------

         Profit under US GAAP, as previously stated                             5,225,804             293,816           1,667,958
         Impact of restatements from Irish GAAP (i)                              (113,406)            917,929            (699,055)
         Restatement adjustment for Biopool restructuring (v)                      15,000             (15,000)               --
         Licence and patent amortisation (iii)                                   (138,886)               --                  --
         Deferred tax (iv)                                                       (122,129)           (486,594)            139,211
         Fair value of financial instruments (vi)                                 176,560                --
                                                                          ---------------     ---------------     ---------------

         Profit under US GAAP, as restated                                      5,042,943             710,151           1,108,114
                                                                          ---------------     ---------------     ---------------


         Profit per ordinary share (US cents)                                       12.44                1.76                2.98
         Diluted profit per ordinary share (US cents)                               12.07                1.73                2.98
         Weighted average number of ordinary shares used
         in computing basic earnings per ordinary share                        40,550,367          40,408,978          37,131,692
         Diluted weighted average number of ordinary shares
         used in computing diluted profit per ordinary share                   42,486,227          41,120,060          40,540,494


         (i) - (vi) See footnotes on page 83


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                              December 31         December 31         December 31
                                                                                     2002                2001                2000
                                                                                 Restated            Restated            Restated
                                                                                      US$                 US$                 US$
         Profit under US GAAP                                                   5,042,943             710,151           1,108,114
         Translation adjustment                                                   355,782              48,951             (53,653)
         Fair value of derivative instruments                                   1,178,278            (286,100)               --
                                                                          ---------------     ---------------     ---------------
         Total Comprehensive Income                                             6,577,003             473,002           1,054,461
                                                                          ---------------     ---------------     ---------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

28. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN IRELAND AND IN THE UNITED STATES (Continued)

                                                                              December 31         December 31         December 31
                                                                                     2002                2001                2000
                                                                                      US$                 US$                 US$
Total Comprehensive Income, as previously stated                                6,542,938             442,767           1,102,305
Impact of restatements from Irish GAAP (i)                                       (113,406)            917,929            (699,055)
Restatement adjustment for Biopool restructuring (v)                               15,000             (15,000)               --
Translation adjustment (ii)                                                      (250,000)           (100,000)            512,000
Licence and patent amortisation (iii)                                            (138,886)               --                  --
Deferred tax (iv)                                                                (122,129)           (486,594)            139,211
Fair value of financial instruments (vi)                                          643,486            (286,100)               --
                                                                          ---------------     ---------------     ---------------

Total Comprehensive Income, as restated                                         6,577,003             473,002           1,054,461
                                                                          ---------------     ---------------     ---------------


CHANGES IN US GAAP EQUITY FOR THE YEARS ENDED DECEMBER 31 2002, DECEMBER 31 2001 AND DECEMBER 31 2000

                                                                              December 31         December 31         December 31
                                                                                     2002                2001                2000
                                                                                 Restated            Restated            Restated
                                                                                      US$                 US$                 US$
US GAAP Shareholders' Equity at January 1                                      63,463,291          62,899,307          33,121,515

Net profit for the period                                                       5,042,943             710,151           1,108,114
'A' shares issued for cash without deduction of prepaid
    offering expenses of US$226,008                                               544,823                --            14,110,885
'A' shares issued for conversion of debenture                                        --                  --             1,875,000
'A' shares issued on conversion of warrant                                           --                  --               180,001
Options exercised                                                                  13,875              74,144           7,516,014
Stock based compensation - additional paid in capital                             120,000              45,000             916,062
'A' shares issued as consideration for acquisition                                   --                  --             5,353,287
'A' shares issued for financial asset                                             201,874                --               186,445
Share issue expenses                                                               (7,606)            (15,476)         (1,554,898)
Share capital not paid in previous periods now paid                                31,008                --               140,535
Share capital not paid                                                               --               (12,686)               --
Other comprehensive income:
            Translation adjustment                                                355,782              48,951             (53,653)
            Fair value of derivative instruments                                1,178,278            (286,100)               --
                                                                          ---------------     ---------------     ---------------

US GAAP Shareholders' Equity at December 31                                    70,944,268          63,463,291          62,899,307
                                                                          ---------------     ---------------     ---------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

28. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN IRELAND AND IN THE UNITED STATES (Continued)

         (i) For detailed information on the restatements from Irish GAAP, see Note 1(a) of Notes to the Consolidated Financial Statements.

         (ii) The cumulative and annual effects of the restatement for translation adjustment arising on consolidation of non-US$ functional subsidiaries are excluded from the effect on Shareholders' Equity and Total Comprehensive Income, respectively, as the effect on net income is matched by a corresponding effect on the translation adjustment reserve. Similarly, the cumulative effects of the restatement for compensation expense are excluded from the effect on Shareholders' Equity, as the effect on the cumulative profit and loss account reserve is matched by a corresponding entry to Additional Paid In Capital.

         (iii) The Company has amended the US GAAP adjustment for goodwill amortisation to correctly include amortisation on licence and patent assets in determining net income and Shareholders' Equity under US GAAP.

         (iv) The restatement corrects the deferred taxation effect on net income and Shareholders' Equity and Total Other Comprehensive Income to incorporate the appropriate tax rates for the deferred tax impact on reconciling items and the allocation of the restatement items to the appropriate period under US GAAP.

         (v) The Company has made a correction in the calculation of the restructuring amounts accrued under Irish GAAP at 31 December 2001, which has been consequently adjusted to the difference in this regard between Irish GAAP and US GAAP.

         (vi) The Company has corrected its calculation of the fair values of forward contracts at December 31, 2002 to take account of an exchange rate error in the US$/Euro rate used by the Company at December 31, 2002 to the official rate; and to reclassify the fair value of a forward contract that was entered into prior to formalisation of the Company's hedge documentation to income from shareholders' equity. The Company has corrected its calculation of the fair values of forward contracts at December 31, 2001 to include a loss in shareholders' equity for a forward contract entered into in December 2001 not previously accounted for.

         (vii) The Company has corrected its calculation of share premium by including all potential share issue expenses arising from various fundraisings.

                                                                                                   Year ended
Consolidated Statements of Cash Flows                                         December 31         December 31         December 31
                                                                                     2002                2001                2000
                                                                                 Restated            Restated            Restated

Operating Activities                                                                  US$                 US$                 US$
Retained profit under Irish GAAP                                                4,896,911           2,367,277           4,124,410
Adjustments to reconcile net profit to cash
    provided by operating activities:
Depreciation and amortisation                                                   3,504,015           2,875,321           1,820,726
Taxation (paid)/refund                                                           (403,935)           (319,510)             36,000
Share of operating loss in associate                                              317,113             268,870              30,000
Provision for corporation tax charge                                              767,510              15,876               1,000
Net interest payable accrual                                                      (46,066)            145,665              53,003
Disposal of investments                                                              --                  --               (37,465)
Exceptional administrative expenses                                            (2,835,000)          2,835,000           1,222,203
(Increase)/decrease in accounts receivable and prepayments                     (4,250,982)            990,800           1,065,041
Increase/(decrease) in accounts payable & accrued expenses                      2,874,740          (2,044,110)           (808,055)
Increase in inventory                                                          (2,414,882)         (2,027,323)         (4,492,435)
Non cash compensation expense                                                     120,000              45,000               7,000
                                                                          ---------------     ---------------     ---------------
Net cash inflow from operating activities                                       2,529,424           5,152,866           3,021,428
                                                                          ---------------     ---------------     ---------------
Investing activities
Acquisition of subsidiary undertakings                                               --            (4,777,388)               --
Payments to acquire trades or businesses                                       (4,408,692)               --            (7,822,352)
Purchase of associate undertaking                                                    --              (309,399)         (1,185,197)
Deferred consideration paid                                                          --                  --            (4,096,006)
Payment for patents and deferred development costs                               (468,941)           (986,502)         (1,360,032)
Payment for tangible fixed assets                                              (2,516,982)         (1,343,370)         (1,173,921)
                                                                          ---------------     ---------------     ---------------
Net cash outflow from investing activities                                     (7,394,615)         (7,416,659)        (15,637,508)
                                                                          ---------------     ---------------     ---------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

28. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN IRELAND AND IN THE UNITED STATES (Continued)

Financing Activities

Loan from unconnected third party                                                (163,213)            (73,336)         (1,071,014)
Issue of ordinary share capital including premium                                 558,698              74,144          21,580,892
Expenses paid in connection with share issue                                         --              (183,521)         (1,474,799)
(Decrease)/increase in long term debt                                          (1,803,466)          4,829,963          (4,916,009)
Movement in finance leases                                                          3,955            (310,076)           (291,838)
Increase/(decrease) in convertible debentures                                   2,500,000            (625,000)               --
Decrease in promissory note                                                          --              (350,000)               --
Increase in other financial liabilities                                         4,107,755                --                  --
                                                                          ---------------     ---------------     ---------------

Net cash inflow from financing                                                  5,203,729           3,362,174          13,827,232
                                                                          ---------------     ---------------     ---------------


Increase in cash and cash equivalents                                             338,538           1,098,381           1,211,152
Effects of exchange rate movements on cash                                         95,000                --                  --
Cash and cash equivalents at beginning of year                                  5,373,976           4,275,595           3,064,443
                                                                          ---------------     ---------------     ---------------
Cash and cash equivalents at end of year                                        5,807,514           5,373,976           4,275,595
                                                                          ---------------     ---------------     ---------------

         Non cash transactions

         In December 2000, the Group acquired the assets and goodwill of Bartels Inc, for a consideration of US$9,463,974 comprising US$3,190,000 in stock, US$5,923,974 in cash and the balance of US$350,000 in the form of a promissory note. This promissory note was settled in full during the second quarter of 2001. This transaction relates to the Rest of World reportable segment.

         In December 2001, the Group acquired the assets and goodwill of the Biopool hemostasis business for a total consideration of US$6,409,329 satisfied in cash and deferred consideration. The deferred consideration was payable in three instalments of US$855,200, US$1,166,200 and US$570,100 on December 21, 2002, 2003 and 2004
         respectively. The deferred consideration was not conditional on any future event and has been fully settled. This transaction relates to the Rest of World reportable segment.

         In November 2002, the Company acquired the speciality clinical chemistry product line from Sigma Diagnostics for a total consideration of US$4,412,372 satisfied in cash and deferred consideration. The cash consideration was partly financed by the issue of US$2,500,000 of 5.25% convertible debentures. The debentures bear interest at a rate of 5.25% per annum and are convertible into Class 'A' Ordinary Shares of the Company at a price of US$1.50. The Company also issued 50,000 warrants (the "Second Warrants") in November 2002.


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


         The debentures bear interest at the rate of 7.5% per annum, payable quarterly. US$2,500,000 of the principal amount originally matured on December 18, 2001 with the remaining US$1,000,000 maturing on December 18, 2002. The debentures are convertible into 'A' Ordinary Shares of the Company at a price of US$1.80. During 2000, US$1,875,000 of the US$3,500,000 principal amount of the debentures was converted into 1,041,667 Class 'A' Ordinary Shares of the Company. During 2001, US$625,000 of the remaining balance of the debentures was redeemed. The remaining balance of the principal amount was rolled over in November 2002 at an annual interest rate of 6% and a conversion price of US$1.50. Since the year end the debenture has been fully converted into 666,667 Class "A" Ordinary shares of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

28. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN IRELAND AND IN THE UNITED STATES (Continued)

         In relation to the First Warrants, 333,701 were each exercisable to purchase one 'A' Ordinary Share of the Company at US$1.74 per share and the remaining 150,000 were each exercisable to purchase one 'A' Ordinary Share of the Company at US$1.80 per share. The balance of these 150,000 warrants expired unexercised on June 25 2002. The Second Warrants are each exercisable to purchase one 'A' Ordinary Share in the Company at US$1.50 per share. The Second Warrants expire in November 2007. 133,701 of the remaining First Warrants have since been exercised.

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


         The information required by SFAS 148 "Accounting for Stock-Based Compensation" is as follows:

                                                                              December 31         December 31         December 31
                                                                                     2002                2001                2000
                                                                                      US$                 US$                 US$

         Net income as reported                                                 5,042,943             710,151           1,108,114

         Add: Stock based employee compensation
                   expense included in reported net income,
                   net of related tax effects                                     120,000              45,000             916,062

         Deduct : Total stock based employee compensation under fair value based method for all awards,
                   net of related tax effects                                  (1,425,348)         (1,249,719)         (2,797,441)
                                                                          ---------------     ---------------     ---------------

         Proforma net income / (loss)                                           3,737,595            (494,568)           (773,265)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

28. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN IRELAND AND IN THE UNITED STATES (Continued)

         Earnings per share:
         Basic - as reported (US cents)                                             12.44                1.76                2.98
         Diluted - as reported (US cents)                                           12.07                1.73                2.98
         Basic - proforma (US cents)                                                 9.22               (1.22)              (2.08)
         Diluted - proforma (US cents)                                               9.00               (1.22)              (2.08)

         A summary of the Company's stock option activity, and related information, for the years ended December 31 follows:

                                               2002 Weighted-Average       2001 Weighted-Average      2000 Weighted-Average
                                              Options Exercise Price      Options Exercise Price     Options Exercise Price

         Outstanding-beginning of year            7,864,953    $1.57          5,868,703    $1.78          4,884,472   $1.39
             Granted                              2,223,500    $1.10          2,039,500    $1.02          4,112,194   $2.88
             Exercised                              (12,334)   $1.13            (43,250)   $1.71         (2,884,496)  $2.73
             Forfeited                             (741,420)   $1.80               --       --             (243,467)  $3.02

         Outstanding at end of year               9,334,699    $1.44          7,864,953    $1.57          5,868,703   $1.78

         Exercisable at end of year               3,927,771    $1.56          2,899,339    $1.37          1,873,029   $1.34

         Weighted average fair value
         of options granted during the year                    $0.58                       $0.56                      $1.43

         The weighted average remaining contractual life of options outstanding at December 31, 2002 is 4.6 years. The information above also includes outstanding warrants.


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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

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


         The carrying amounts and fair values of the Company's financial instruments at December 31, 2002 and 2001 are as follows:

                                                                  December 31, 2002                       December 31, 2001
                                                             Carrying                Fair            Carrying                Fair
                                                               Amount               Value              Amount               Value
                                                                  US$                 US$                 US$                 US$
         Cash and cash equivalents                          5,807,514           5,807,514           5,373,976           5,373,976

         Short term debt                                    7,283,394           7,283,394           3,595,332           3,595,332

         Long term debt                                     7,168,440           7,168,440           6,068,937           6,068,937

         Forward contracts                                       --             1,068,738                --              (271,515)

         Additional Unaudited Proforma Information for Acquisitions made in 2000, 2001 and 2002
         (As restated)

         The information below presents the proforma effect of the acquisitions made in 2000 as if they had occurred on January 1, 2000, the proforma effect of the acquisitions made in 2001, as if they had occurred on January 1, 2001 and the proforma effect of the acquisitions made in 2002, as if they had occurred on January 1, 2002.

                                                                              December 31         December 31         December 31
                                                                                     2002                2001                2000
                                                                                      US$                 US$                 US$
         Proforma revenues                                                     63,351,166          63,596,202          49,524,670
         Proforma net income                                                    6,445,995           2,347,447           1,001,563

         Proforma earnings per share (US cents)                                     15.90                5.81                2.70

         Proforma diluted earnings per share (US cents)                             15.37                5.71                2.70


         The proforma information was compiled using extrapolations of the results for the hemostasis division and speciality clinical chemistry product line acquired from Sigma Diagnostics during 2002.


         Restructuring Costs

         In December 2000 the Company purchased Bartels and decided to consolidate the Seattle operation into its existing facilities in Bray, Ireland. Similarly in December 2001 the Company purchased Biopool and decided to consolidate its operation into the Bray facility.

         Restructuring provisions were determined based on estimates prepared at the time the restructuring actions were approved by management. These exit plans were submitted to the Board on December 22, 2000 in the case of Bartels and on December 7, 2001 in the case of Biopool. An analysis of the Company's restructuring plan reserves is as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

28. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN IRELAND AND IN THE UNITED STATES (Continued)

         Provision for Restructuring Costs

                                                                                                         2000                2001
         Bartels                                                                                          US$                 US$

         Opening Provision                                                                               --             1,222,203
         Current year provision

         Employee severance                                                                           491,000                --
         Other employee costs                                                                         554,953                --
         Idle facilities                                                                              176,250                --
                                                                                              ---------------     ---------------
                                                                                                    1,222,203                --
         Incurred                                                                                        --            (1,153,322)
         Write back of provision                                                                         --               (68,881)
                                                                                              ---------------     ---------------
         Closing provision                                                                          1,222,203                --
                                                                                              ---------------     ---------------

                                                                                                         2001                2002
         Biopool                                                                                          US$                 US$

         Opening Provision                                                                               --             2,835,000
         Current year provision

         Employee severance                                                                         1,059,000                --
         Other employee costs                                                                       1,140,000                --
         Idle facilities                                                                              636,000                --
                                                                                              ---------------     ---------------
                                                                                                    2,835,000                --
         Incurred                                                                                        --            (2,289,930)
         Write back of provision                                                                         --              (230,070)
                                                                                              ---------------     ---------------
         Closing provision                                                                          2,835,000             315,000
                                                                                              ---------------     ---------------

         The above costs are broken down as follows:

         Idle facilities
         In December 2001 the Company recorded restructuring provisions relating to idle facilities and related costs of approximately US$636,000 in connection with the consolidation of the Biopool facilities at Ventura, CA and Umea, Sweden into the Company's existing operations in Bray, Ireland and Jamestown, New York. Idle facilities costs represented management's allocation of the lease rental costs for the portion of the facilities not engaged in productive activities from consummation to the expected date of cessation of site operations and amounted to US$393,000. A commensurate allocation of associated maintenance, utilities, insurance and other site costs were also provided for and amounted to US$243,000. In December 2000, a similar provision of US$176,250 was made in relation to the Bartels facility.

         Employee severance and termination benefits
         The accruals for employee severance and termination benefits comprised the expected future payments relating to the termination of contracts including severance payments and payroll taxes. Bartels and Biopool employees were notified of the intention to terminate in December 2000 and December 2001, respectively. Termination benefits not based on length of service were subsequently communicated to employees. In fiscal year 2000 the Company recorded restructuring provisions relating to such costs of US$491,000 associated with the Bartels acquisition and the related consolidation of the Seattle facility to Bray, Ireland. In fiscal year 2001 the Company also recorded restructuring costs of US$1,059,000 relating to employee severance and termination benefits associated with the Biopool consolidation from Ventura and Umea to Bray.

         Other employee costs
         Employees not involved in the manufacturing, product support, customer service, sales and marketing, distribution and warehousing functions and certain key employees in quality control, product development and finance and administration functions were deemed excess to requirements in the period from consummation of the acquisitions to the envisaged date of closure. However these employees were not given an earlier date for involuntary termination. Costs for such resources which were providing no significant economic benefit were included in the restructuring provisions at December 31, 2000 and December 31, 2001, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

28. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN IRELAND AND IN THE UNITED STATES (Continued)

         Date of completion
         The anticipated date of completion of the transfer of operations from Bartels to the Company's facilities in Bray, Ireland was June 30, 2001 and the transfer was completed in June 2001. The anticipated and actual date of closure of the Biopool facility at Ventura, CA was September 30, 2002. The anticipated date of completion of the transfer of operations from the Biopool facility at Umea, Sweden was also September 30, 2002. However, in 2003 the Company made a decision to maintain the operations of the Umea facility at a reduced level with a staff of approximately eight employees and the transfer of certain other operations did not occur until 2003. Fifteen employees were only terminated in January 2003 and fifteen further employees in July, 2003. Sixty three employees were involuntarily terminated consequent to the Bartels facility closure. Fifty four employees were involuntarily terminated consequent to the Biopool Ventura facility closure.


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

         Business combinations/Goodwill and Other Intangible Assets
         The impact of adoption of these pronouncements is discussed at Note 28(a).


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


29.      GROUP UNDERTAKINGS


                   Name and                                                        Principal Country
          registered office                                                         of incorporation                   Group
         Holding Company                                Principal activity             and operation                 % holding


         Trinity Biotech plc                            Investment
         IDA Business Park                              and holding
         Bray, Co. Wicklow, Ireland                     company                          Ireland

         Trinity Biotech Inc.                           Holding Company                  U.S.A.                        100%
         (Formerly Disease Detection
              International Inc.)
         Girts Road
         Jamestown
         NY 14702, USA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

29. GROUP UNDERTAKINGS (Continued)

                                                                                   Principal Country
                   Name and                                                         of incorporation                   Group
          registered office                             Principal activity             and operation                 % holding

         Subsidiary and Associate Undertakings (continued)

         Clark Laboratories Inc.                        Manufacture and sale             U.S.A.                        100%
         Trading as Trinity Biotech (USA)               of diagnostic test kits
         Girts Road
         Jamestown
         NY 14702, USA

         FHC Corporation                                Non-trading                      U.S.A.                        100%
         Girts Road
         Jamestown
         NY 14702, USA

         Trinity Biotech Manufacturing                  Manufacture and sale             Ireland                       100%
          Limited                                       of diagnostic test kits
         IDA Business Park
         Bray
         Co. Wicklow, Ireland

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

29. GROUP UNDERTAKINGS (Continued)

                                                                                   Principal Country
                   Name and                                                         of incorporation                   Group
          registered office                             Principal activity             and operation                 % holding

         Subsidiary and Associate Undertakings (continued)

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

30       EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE
         (As restated)


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


         On June 16, 2003 Trinity and Xtrana settled this litigation. Pursuant to the terms of the Settlement Agreement entered into between the parties, Trinity agreed to pay Xtrana the amounts due on two promissory notes of US$1,166,200 and US$570,100, together with interest thereon as provided in the notes, less US$225,000, and less US$24,148, which represented the amount due and owing by Xtrana to Trinity as of May 31, 2003 pursuant to a Letter Agreement, dated December 20, 2001, between Trinity and Xtrana, relating to a third party. The total amount of the settlement payment made by Trinity to Xtrana was US$1,505,942.


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


         In June 2003, Trinity completed a new US$10,000,000 club banking facility with Allied Irish Banks plc and Bank of Scotland (Ireland) Ltd. The new facility consists of a five year term loan of US$6,000,000 and a one year revolver of US$4,000,000. This facility was partly used to repay existing loans and the loan notes payable to Xtrana, Inc.

         In July 2003, the Company completed a private placement of US$20 million of convertible notes to a group of private investors. The notes have a final maturity date of January 1, 2007, bear interest at a rate of 3% per annum, and are convertible at the investor's option at any time into the Company's common stock at a fixed conversion price of US$3.55.

         In November 2003, the Company announced that the recent fundraising process undertaken by HiberGen had not been successful and that HiberGen had ceased trading. The Company has a 42.9% interest in HiberGen and treats the investment in its financial statements as an investment in an associated company. The Company intends to write off its remaining investment of US$968,000 in quarter four of the 2003 financial year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002


31       EVENTS SUBSEQUENT TO DATE OF AUDITORS' REPORT - UNAUDITED

         In December 2003 the Company filed an action against Inverness Medical for breach of contract. Inverness acts as exclusive distributor for certain of Trinity's infectious disease products in the US. This exclusivity is due to end on September 30, 2004, at which time it had been agreed that both Trinity and Inverness would sell the products under their respective labels. The suit alleges that Inverness are attempting to convert customers from the Trinity product to a product manufactured by Zeus Scientific by claiming that the Trinity product is unavailable and being discontinued. The lawsuit alleges that under the terms of the contract Trinity is entitled to sell direct in the US any product which Inverness sells in competition with Trinity. With immediate effect Trinity is exercising this right.

                                                                      Schedule 2

                              TRINITY BIOTECH PLC.


                        VALUATION AND QUALIFYING ACCOUNTS
                                  (As Restated)

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

Doubtful debts                               30,000             466,412                --                  --               496,412

2001

Doubtful debts                               31,850              30,000                --               (31,850)             30,000

2000

Doubtful debts                               88,822              31,850                --               (88,822)             31,850


(a) Amounts recovered during the year
(b) Amounts written off during the year

                                   Signatures


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F / A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                          TRINITY BIOTECH PLC



                                          By:  RONAN O'CAOIMH
                                               -----------------

                                               Mr. Ronan O'Caoimh
                                               Director/
                                               Chief Executive Officer


                                               Date: November 25 2003


                                          By:  RORY NEALON
                                               -----------------

                                               Mr. Rory Nealon
                                               Director/
                                               Chief Financial Officer


                                               Date: November 25, 2003