Form 20-F
period 2005-12-31
TRINITY BIOTECH PLC
filed 2006-03-31
CIK 888721

                                    FORM 20-F

                                   (MARK ONE)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

|X|      FOR THE FISCAL YEAR ENDED: DECEMBER 31, 2005

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE TRANSITION PERIOD FROM _______ TO ________

                                ----------------
                                       OR

|_| SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

       DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT
                                                        ------------------------

                         COMMISSION FILE NUMBER: 0-22320

                               TRINITY BIOTECH PLC
--------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     IRELAND
--------------------------------------------------------------------------------
                 (JURISDICTION OF INCORPORATION OR ORGANISATION)

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

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15 (D) OF THE ACT:

                                      NONE
--------------------------------------------------------------------------------
                              (TITLE OF EACH CLASS)

  INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL
         REPORT: 60,041,521 CLASS 'A' ORDINARY SHARES AND 700,000 CLASS
                              'B' ORDINARY SHARES.

         INDICATE BY CHECK MARK IF THE REGISTRANT IS A WELL-KNOWN SEASONED ISSUER, AS DEFINED IN RULE 405 OF THE SECURITIES ACT.

                                  YES __ NO X_

         IF THIS REPORT IS AN ANNUAL OR TRANSITION REPORT, INDICATE BY CHECK MARK IF THE REGISTRANT IS NOT REQUIRED TO FILE REPORTS PURSUANT TO
         SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                  YES __ NO X_

         INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

            YES      X               NO
                 ---------               ---------

         INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW:

         ITEM 17                            ITEM 18          X
                -------------------------           -------------------------

         IF THIS IS AN ANNUAL REPORT, INDICATE BY CHECK MARK WHETHER THE REGISTRANT IS A SHELL COMPANY (AS DEFINED IN RULE 12B-2 OF THE EXCHANGE
         ACT).
                                  YES      NO  X
                                      ----   -----

         THIS REPORT ON FORM 20-F IS INCORPORATED BY REFERENCE INTO OUR REGISTRATION STATEMENT ON FORM F-3 FILE NO. 333-103033, 333-107363, 333-114099 AND 333-124385 AND OUR REGISTRATION STATEMENTS ON FORM S-8 FILE NO. 33-76384, 333-220, 333-5532, 333-7762 AND 333-124384.

This annual report on Form 20-F was not prepared for filing in Ireland in compliance with Irish law or the listing rules of the Irish Stock Exchange. Unless otherwise provided herein or required by the context, references to "we", "us", "Trinity Biotech", the "Group" or the "Company" in this annual report shall mean Trinity Biotech plc and its world-wide subsidiaries, collectively.

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

Our financial statements are presented in US Dollars and are prepared in accordance with International Financial Reporting Standards ("IFRS"), as adopted by the European Union ("EU"), which differ in certain respects from US generally accepted accounting principles (See Item 18, note 35 to the consolidated financial statements). IFRS as adopted by the EU differ in certain respects from IFRS issued by the International Accounting Standards Board ("IASB"). However, as none of these differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented would be no different had IFRS as endorsed by the IASB been applied. These are the Group's first consolidated financial statements prepared under IFRS and IFRS 1 has been applied. All references in this annual report to "Dollars" and "$" are to US Dollars, and all references to "euro" or "(euro)" are to European Union euro. Except as otherwise stated herein, all monetary amounts in this annual report have been presented in US Dollars. For presentation purposes all financial information including comparative figures from prior periods have been stated in round thousands

An explanation of how the transition to IFRS, as adopted by the EU, from the old basis of accounting, Irish GAAP ("Previous GAAP") has affected the reported financial position, financial performance and cash flows of the Group is provided in Item 18, note 33 to the consolidated financial statements.

During the year the Company adjusted the ratio of American Depository Receipts ("ADSs") to Ordinary Shares and changed its Nasdaq Listing from the Nasdaq Small Capital listing to a Nasdaq National Market Listing. The ratio of ADSs to underlying Ordinary Shares has changed from 1 ADS : 1 Ordinary Share to 1 ADS :
4 Ordinary Shares and all historical data has been restated as a result.

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3    SELECTED CONSOLIDATED FINANCIAL DATA


The following selected consolidated financial data of Trinity Biotech as at December 31, 2005 and 2004, and for each of the years ended December 31, 2005 and December 31, 2004, have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto set forth in Item 18 of this annual report.

                                                                      Year ended                 Year ended
                                                                     December 31                December 31
Consolidated Statement of                                                   2005                       2004
Income Data                                                             US$ '000                    US$'000
-----------                                                         ------------               ------------
Revenues                                                                  98,560                    80,008
Cost of sales - including share-based payments of
US$110,000 (2004: US$81,000)                                             (51,378)                   (40,047)
                                                                    ------------               ------------
Gross profit                                                              47,182                     39,961

Other operating income                                                       161                        302
Research and development expenses - including
share-based payments of US$210,000 (2004: US$96,000)
                                                                          (6,070)                    (4,744)
Selling,  general and administrative expenses - including
share-based payments of US$1,048,000 (2004: US$581,000)
                                                                         (34,651)                   (29,332)
                                                                    ------------               ------------
Operating profit                                                           6,622                      6,187

Financial income                                                             389                        302
Financial expense                                                         (1,058)                      (824)
                                                                    ------------               ------------

Profit before tax                                                          5,953                      5,665

Income tax (expense) / credit                                               (673)                        49
                                                                    ------------               ------------

Profit for the year                                                        5,280                      5,714
                                                                    ------------               ------------

Basic earnings
  per 'A' ordinary share (US Dollars)                                       0.09                       0.10
Basic earnings
  per 'B' ordinary share (US Dollars)                                       0.18                       0.20
Diluted earnings
  per 'A' ordinary share (US Dollars)                                       0.09                       0.09
Diluted earnings
  per 'B' ordinary share (US Dollars)                                       0.18                       0.18

Basic earnings per ADS (US Dollars)                                         0.36                       0.41

Diluted earnings per ADS (US Dollars)                                       0.35                       0.37
Weighted average number of shares
 used in computing basic EPS                                          58,890,084                 55,132,024
Weighted average number of shares
 used in computing diluted EPS                                        67,032,382                 65,527,802

Consolidated Balance Sheet Data                       December 31, 2005        December 31, 2004
-------------------------------
                                                                US$'000                  US$'000
Net current assets (current assets less current                  44,964                   53,448
liabilities)
Non current liabilities                                        (19,083)                 (16,636)
Total assets                                                    184,602                  156,040
Capital stock                                                       830                      776
Shareholders' equity                                            133,618                  118,894


AMOUNTS ADJUSTED FOR US GAAP



                                          YEAR ENDED DECEMBER 31,
Consolidated Statement        2005        2004        2003         2002         2001
of Income data             US$'000     US$'000     US$'000      US$'000      US$'000
----------------------
Revenues                    98,560      80,008      65,531       51,978       37,111
Net Profit                   2,582       4,048       5,146        5,043          710
Basic earnings per 'A'        0.04        0.07        0.12         0.12         0.02
ordinary share (US
Dollar)
Basic earnings per 'B'        0.08        0.14        0.24         0.24         0.04
ordinary share (US
Dollar)

Diluted earnings per 'A'      0.04        0.07        0.11         0.12         0.02
ordinary share (US
Dollar)
Diluted earnings per 'B'      0.08        0.14        0.22         0.24         0.04
ordinary share (US
Dollar)


                                             AS AT DECEMBER 31,
Consolidated Balance          2005        2004        2003          2002          2001
Sheet Data                 US$'000     US$'000     US$'000       US$'000       US$'000
--------------------
Total assets               181,699     158,869     128,650        99,067        83,240
Shareholders' equity       132,769     122,033      87,234        70,944        63,463



No dividends were declared in any of the periods from December 31, 2001 to December 31, 2005.

RISK FACTORS

Before you invest in our shares, you should be aware that there are various risks, which are described below. You should consider carefully these risks together with all of the other information included in this annual report before you decide to purchase our shares.

TRINITY BIOTECH'S OPERATING RESULTS MAY BE SUBJECT TO FLUCTUATIONS.

o Trinity Biotech's operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new products and currency fluctuations, as described in more detail below, and general factors such as the size and timing of orders, the prevalence of various diseases and general economic conditions.

TRINITY BIOTECH'S REVENUES DEPEND TO A HIGH DEGREE ON ITS RELATIONSHIP WITH WAMPOLE LABORATORIES, A FORMER AFFILIATE OF CARTER WALLACE, INC.

o During the financial years ended December 31, 2005, December 31, 2004, December 31, 2003 and December 31, 2002, approximately 4%, 7%, 12% and 20%, respectively, of Trinity Biotech's revenues were derived from a distribution agreement by and among our subsidiary, Trinity Biotech (USA) Corp. (trading name of Clark Laboratories, Inc) and Carter-Wallace, Inc ("Carter-Wallace") and its affiliate Wampole Laboratories ("Wampole"). In 2001, Wampole was acquired by Medpointe, Inc and was subsequently acquired by Inverness Medical Innovations, Inc ("Inverness Medical") in 2002. In 2002, the Company negotiated an amendment to the distribution agreement whereby the exclusivity of Inverness Medical's right to sell our products in the US would be removed in stages throughout 2004. During 2003, the Company experienced declining sales revenues under the distribution agreement which it believes is due to Inverness Medical attempting to convert customers from the Trinity Biotech product to an alternative product. Accordingly, in December 2003, the Company filed legal action against Inverness Medical and Wampole for declaratory judgment and breach of contract. In January 2004, Inverness Medical and Wampole countersued alleging, among other things, various breaches of the distribution agreement and subsequent amendments, and that Defendants were entitled to rescind the distribution agreement and any amendments thereto, including any agreement to grant certain intellectual property rights to Trinity. The Defendants sought a preliminary injunction to prevent the Company from selling direct in the US any of its products which are competitive with products sold by Inverness Medical and sourced by other suppliers. The Superior Court of Middlesex County, Massachusetts, denied the motion for preliminary injunction on January 28, 2004. In April of 2004, Trinity amended its complaint to add additional claims alleging breaches of the distribution agreement by the Defendants. In May of 2004, the Defendants amended their counterclaims to add claims alleging, among other things, that Trinity was selling certain products without a licence. Following the expiration of the Defendants' exclusive distribution rights under the distribution agreement on October 1, 2004, Trinity moved to amend its complaint to eliminate the declaratory judgement claims and add additional claims for breach of the distribution agreement and tortious interference with advantageous business relations that had arisen after December 2003. The Defendants filed a cross-motion to amend their complaint. On April 22, 2005, the court granted both parties' motions to amend. The case is currently in discovery phase. For further information relating to this matter please refer to Item 8 "Legal Proceedings". The Company has decided to sell its products directly in the US and has increased its direct sales force. Any inability to recapture lost sales from Inverness Medical may have a material adverse effect on the Company. In addition, an adverse ruling by the court or adverse jury verdict with respect to Trinity's direct sales and/or the validity of the letter agreement and Trinity's licence to the Lateral Flow devices may have a material adverse effect on the Company.

A NEED FOR CAPITAL MIGHT ARISE IN THE FUTURE IF TRINITY BIOTECH'S CAPITAL REQUIREMENTS INCREASE OR REVENUES DECREASE.

o Up to now Trinity Biotech has funded its operations through the sale of its shares and securities convertible into shares, cashflows from operations and bank borrowings. Trinity Biotech expects that the proceeds of recent equity financings, bank borrowings, current working capital and sales revenues will fund its existing operations and payment obligations. However, if our capital requirements are greater than expected, or if our revenues are not sufficient to fund our operations, we may need to find additional financing which may not be available on attractive terms or at all. Any future financing could have an adverse effect on our current shareholders or the price of our shares in general.

THE DIAGNOSTICS INDUSTRY IS HIGHLY COMPETITIVE, AND TRINITY BIOTECH'S RESEARCH AND DEVELOPMENT COULD BE RENDERED OBSOLETE BY TECHNOLOGICAL ADVANCES OF COMPETITORS.

o The diagnostics industry is extremely competitive. Trinity Biotech is competing directly with companies which have greater capital resources and larger marketing and business organisations than Trinity Biotech. Trinity Biotech's ability to grow revenue and earnings may be adversely impacted by competitive product and pricing pressures and by its inability to gain or retain market share as a result of the action of competitors. We have invested in research and development ("R&D") but there can be no guarantees that our R&D programmes will not be rendered technologically obsolete or financially non-viable by the technological advances of our competitors, which would also adversely affect our existing product lines and inventory. The main competitors of Trinity Biotech (and their principal products with which Trinity Biotech competes) are Dade-Behring (Sysmex(R) CA, D-Dimer plus, Enzygnost(R)), bioMerieux (MDA(R), VIDAS(TM)), Zeus Scientific Inc. (Zeus EIA, IFA), Diasorin Inc. (ETI(TM)), Abbott Diagnostics (AxSYM(TM), IMx(TM)), Diagnostic Products Corp. - DPC (Immulite(TM)), Bio-Rad (ELISA & WB), Roche Diagnostics (COBAS AMPLICOR(TM), Ampliscreen(TM), Accutrend(TM)) and OraSure Technologies, Inc (OraQuick (R)).

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

TRINITY BIOTECH'S LONG-TERM SUCCESS DEPENDS ON ITS ABILITY TO DEVELOP NEW PRODUCTS SUBJECT TO STRINGENT REGULATORY CONTROL. EVEN IF NEW PRODUCTS ARE SUCCESSFULLY DEVELOPED, TRINITY BIOTECH'S PROPRIETARY KNOW-HOW, MANUFACTURING TECHNIQUES AND TRADE SECRETS MAY BE COPIED BY COMPETITORS. FURTHERMORE, TRINITY BIOTECH'S PATENTS HAVE A LIMITED LIFE TIME AND ARE THEREAFTER SUBJECT TO COMPETITION WITH GENERIC PRODUCTS. ALSO, COMPETITORS MIGHT CLAIM AN EXCLUSIVE PATENT FOR PRODUCTS TRINITY BIOTECH PLANS TO DEVELOP.

o We are committed to significant expenditure on research and development ("R&D"). However, there is no certainty that this investment in research and development will yield technically feasible or commercially viable products. Our organic growth and long-term success is dependent on our ability to develop and market new products but this work is subject to very stringent regulatory control and very significant costs in research, development and marketing. Failure to introduce new products could significantly slow our growth and adversely affect our market share.

o Even when products are successfully developed and marketed, Trinity Biotech's ownership of the technology behind these products has a finite life. In general, generic competition, which can arise through replication of the Company's proprietary know-how, manufacturing techniques and trade secrets or after the expiration of a patent, can have a detrimental effect on a product's revenue, profitability and market share. There can be no guarantee that the net income and financial position of Trinity Biotech will not be adversely affected by competition from generic products. Conversely, on occasion, certain companies have claimed exclusive patent, copyright and other intellectual property rights to technologies in the diagnostics industry. If these technologies relate to Trinity Biotech's planned products, Trinity Biotech would be obliged to seek licences to use this technology and, in the event of being unable to obtain such licences or it being obtainable on grounds that would be materially disadvantageous to Trinity Biotech, we would be precluded from marketing such products, which could adversely impact our revenues, sales and financial position.

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

o The following table sets forth the US patents Trinity Biotech currently owns. The table provides the relevant patent number, a brief description and the remaining life time for each patent:

------------------------------------- ----------------------------------- -----------------------------------
PATENT NUMBER                         DESCRIPTION                         PATENT LIFE REMAINING FROM
                                                                          FEBRUARY 28, 2006
------------------------------------- ----------------------------------- -----------------------------------
5,006,474                             Bi-Directional Lateral              2 years 2 months
                                      Chromatography Test Device

------------------------------------- ----------------------------------- -----------------------------------
5,114,845                             Improved Assays for Plasminogen     1 years 5 months
                                      Activator Inhibitor and Soluble
                                      Fibrin

------------------------------------- ----------------------------------- -----------------------------------
5,175,087                             Method of Performing Tissue         1 years 5 months
                                      Plasminogen Activator Assay

------------------------------------- ----------------------------------- -----------------------------------
5,985,582                             Thrombin-Based Assay for            11 years 10 months
                                      Antithrombin - III

------------------------------------- ----------------------------------- -----------------------------------
6,194,394                             Coagulation controls for            12 years 5 months
                                      Prothrombin Time (PT) and
                                      Activated Partial Thromboplastin
                                      Time (APTT) Assays

------------------------------------- ----------------------------------- -----------------------------------
6,528,273                             Methods for quality control of      12 years 9 months
                                      Prothrombin Time (PT) and
                                      Activated Partial Thromboplastin
                                      Time (APTT) Assays Using
                                      Coagulation Controls

------------------------------------- ----------------------------------- -----------------------------------
6,391,609                             Thromboplastin Reagents and         13 years 8 months
                                      Methods for Preparing and Using
                                      Such Reagents

------------------------------------- ----------------------------------- -----------------------------------
6,653,066                             Device and method for detecting      17 years and 9 months
                                      polyvalent substances
------------------------------------- ----------------------------------- -----------------------------------
6,020,203                             Chromatic method for                10 years and 11 months
                                      determination of glycated
                                      proteinaceous species in blood
------------------------------------- ----------------------------------- -----------------------------------
5,843,788                             Chromatic method for                9 years and 9 months
                                      determination of glycated
                                      proteinaceous species in blood
------------------------------------- ----------------------------------- -----------------------------------
5,719,053                             Chromatographic method for          9 years
                                      identification and
                                      characterisation of haemoglobin
                                      variants in blood
------------------------------------- ----------------------------------- -----------------------------------
5,801,053                             Chromatographic method for          9 years and 6 months
                                      identification and
                                      characterisation of haemoglobin
                                      variants in blood
------------------------------------- ----------------------------------- -----------------------------------

         In addition to these US patents, Trinity Biotech owns a total of 10 non-US patents, as follows:

      ---------------------------- ------------------------------------------------- -------------------------------------
      NON US PATENT NUMBER         DESCRIPTION                                       GRANT / EXPIRY
      ---------------------------- ------------------------------------------------- -------------------------------------
      EP1092157                    Coagulation controls for Prothrombin Time (PT)    Expires 21/06/2019
                                   and Activated Partial Thromboplastin Time
                                   (APTT) Assays

      ---------------------------- ------------------------------------------------- -------------------------------------
      EP1127259                    Thromboplastin Reagents and Methods for           Granted 14th Dec, 2005
                                   Preparing and Using Such Reagents

      ---------------------------- ------------------------------------------------- -------------------------------------
      IE 82591                     A test method and device for rapid diagnosis of   Expires 20/12/2016
                                   disease
      ---------------------------- ------------------------------------------------- -------------------------------------
      IE  S81115                   A device for detecting analytes in biological     Expires 30/12/2008
                                   samples

      ---------------------------- ------------------------------------------------- -------------------------------------
      IE  S83182                   A method and apparatus for drying a coated         Expires 18/4/2012
                                   microtitre plate after rinsing

      ---------------------------- ------------------------------------------------- -------------------------------------
      GB 2,387,642                 A method and apparatus for drying a coated        Expires 7/10/2022
                                   microtitre plate after rinsing

      ---------------------------- ------------------------------------------------- -------------------------------------
      IE  S83158                   A cyanide-free reagent for measuring              Expires 3/12/2012
                                   haemoglobin in blood, and a method for
                                   measuring haemoglobin

      ---------------------------- ------------------------------------------------- -------------------------------------
      IE  S83149                   A test for detection of antibodies to HIV         Expires 3/12/2012
      ---------------------------- ------------------------------------------------- -------------------------------------
      GB 2,396,008                 A test for detection of antibodies to HIV         Expires 2/12/2023
      ---------------------------- ------------------------------------------------- -------------------------------------

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

TRINITY BIOTECH'S BUSINESS IS HEAVILY REGULATED, AND COMPLIANCE WITH APPLICABLE REGULATIONS COULD REDUCE REVENUES AND PROFITABILITY.

o Our manufacturing and marketing of diagnostic test kits are subject to government regulation in the United States of America by the Food and Drug Administration ("FDA"), and by comparable regulatory authorities in other jurisdictions. The approval process for our products, while variable across countries, is generally lengthy, time consuming, detailed and expensive. Our continued success is dependent on our ability to develop and market new products, some of which are currently awaiting approval from these regulatory authorities. There is no certainty that such approval will be granted or, even once granted, will not be revoked during the continuing review and monitoring process.

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

AS A FOREIGN PRIVATE ISSUER WHOSE SHARES ARE LISTED ON THE NASDAQ NATIONAL MARKET, WE ARE ALLOWED TO FOLLOW CERTAIN HOME COUNTRY CORPORATE GOVERNANCE PRACTICES INSTEAD OF CERTAIN NASDAQ REQUIREMENTS.

o As a foreign private issuer whose shares are listed on the NASDAQ National Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. We have elected to follow home country corporate legislation with respect to the number of persons on our audit committee, the number of independent directors on our Board of Directors, director nomination procedures, and the composition of our compensation committee, as described in more detail under Item 6 of this annual report.

o In addition, we may follow Irish law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of our company, certain transactions other than a public offering involving issuances of a 20% or more interest in our company and certain acquisitions of the stock or assets of another company.

TRINITY BIOTECH'S SUCCESS IS DEPENDENT ON CERTAIN KEY MANAGEMENT PERSONNEL.

o Trinity Biotech's success is dependent on certain key management personnel. Our key employees are Ronan O'Caoimh, our CEO and Chairman, Brendan Farrell, our President, Dr Jim Walsh, our COO, and Rory Nealon, our CFO and Secretary, with all of which we have entered into employment contracts. We carry a life assurance policy for Mr O'Caoimh in the amount of (euro)533,000 (US$631,000). Competition for qualified employees among biotechnology companies is intense, and the loss of such personnel or the inability to attract and retain the additional highly skilled employees required for the expansion of our activities, could adversely affect our business. In the US, the UK, Germany and Sweden we were able to attract and retain qualified personnel. In Ireland, we have experienced some difficulties in attracting and retaining staff due to competition from other employers in our industry and due to the strength of the Irish economy.

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

TRINITY BIOTECH MAY BE SUBJECT TO LIABILITY RESULTING FROM ITS PRODUCTS OR SERVICES.

o Trinity Biotech may be subject to claims for personal injuries or other damages resulting from its products or services. Trinity Biotech has product liability insurance in place for its US manufacturing subsidiaries up to a maximum of US$4,000,000 for any one accident, limited to a maximum of US$4,000,000 in any one year period of insurance. A separate policy is in place for non-US subsidiaries, which are also covered up to a maximum of (euro)6,500,000 (US$7,698,000) for any one accident, limited to a maximum of (euro)6,500,000 (US$7,698,000) in any one year period of insurance. A deductible of US$50,000 is applicable to each insurance event arising in US and Canada. A deductible of (euro)3,500 (US$4,000) is applicable to each insurance event arising outside the US and Canada. There can be no assurance that our product liability insurance is sufficient to protect us against liability that could have a material adverse effect on our business.

CURRENCY FLUCTUATIONS MAY ADVERSELY AFFECT OUR EARNINGS AND ASSETS.

o Trinity Biotech records its transactions in US Dollars, euro and Swedish Kroner and prepares its financial statements in US Dollars. A substantial portion of our expenses is denominated in euro. However, Trinity Biotech's revenues are primarily denominated in US Dollars. As a result, we are affected by fluctuations in currency exchange rates, especially the exchange rate between the US dollar and the euro. Fluctuations between these and other exchange rates may adversely affect our earnings and assets. The percentage of 2005 consolidated revenue denominated in US Dollars was approximately 70%. Of the remaining 30% revenue, the breakdown was as follows: euro (25%), Sterling (4%) and Yen and Swedish Kroner (1%). Thus, a 10% decrease in the value of each of the euro, Yen, Sterling and Swedish Kroner would have approximately a 3% adverse impact on consolidated revenues.

o As part of the process of mitigating foreign exchange risk, the principal exchange risk identified by Trinity Biotech was with respect to fluctuations in the euro. This is attributable to the level of euro denominated expenses exceeding the level of euro denominated revenues thus creating a euro deficit. As part of a managed hedging policy, Trinity Biotech has identified the extent of this euro mismatch and implemented a forward currency hedging policy which aims to cover a portion of this mismatch through the use of forward contracts. Trinity Biotech entered into a series of forward contracts to sell US Dollars forward for euro. These contracts, which are accounted for under IAS 32 and IAS 39, remain in place until late 2006. Trinity Biotech continues to monitor its exposure to foreign currency movements. In the medium term, our objective is to increase the level of non-US Dollar denominated revenue, thus creating a natural hedge of the non-US Dollar expenditure.


THE CONVERSION OF OUR OUTSTANDING CONVERTIBLE NOTES AND WARRANTS WOULD DILUTE THE OWNERSHIP INTEREST OF EXISTING SHAREHOLDERS.

o The convertible notes described in Item 18, Note 21, and the warrants described in Item 18, Note 19, issued in 2004, are convertible into ADSs (1 ADS representing 4 Class "A" Ordinary Shares). Conversion of the remainder of the notes and exercise of the warrants will likely occur only when the conversion price is below the trading price of our ADSs and will dilute the ownership interests of existing shareholders. For instance, should the holders of the Series A Convertible Notes decide to convert the balance of the US$20,000,000 total principal amount of US$6,609,000 and the holders of the Series B Convertible Notes decide to convert the balance of the US$5,000,000 total principal amount of US$2,500,000 into ADSs at conversion prices of US$14.20 and US$16 respectively, and should the 1,317,324 Ordinary Share warrants (329,331 ADS warrants) be exercised, Trinity Biotech would have to issue 3,804,014 additional 'A' ordinary shares (951,004 ADSs). On the basis of 60,066,357 'A' ordinary shares outstanding at February 28, 2006, this would effectively dilute the ownership interest of the existing shareholders by approximately 6%. Management also has the option of repaying these notes in ordinary shares. Any such repayment would also have the effect of diluting the ownership interest of the existing shareholders albeit to a different extent, depending on the conversion price, which is based on the volume weighted average price per ADS for the twenty trading days immediately preceding the repayment date. In addition, any sales in the public market of the ADSs issuable upon conversion of the notes could adversely affect prevailing market prices of our ADSs.

IT COULD BE DIFFICULT FOR US HOLDERS OF ADSS TO ENFORCE ANY SECURITIES LAWS CLAIMS AGAINST TRINITY BIOTECH, ITS OFFICERS OR DIRECTORS IN IRISH COURTS.

o At present, no treaty exists between the United States and Ireland for the reciprocal enforcement of foreign judgments. The laws of Ireland do however, as a general rule, provide that the judgments of the courts of the United States have in Ireland the same validity as if rendered by Irish Courts. Certain important requirements must be satisfied before the Irish Courts will recognise the United States judgment. The originating court must have been a court of competent jurisdiction, the judgment may not be recognised if it is based on public policy, was obtained by fraud or its recognition would be contrary to Irish public policy. Any judgment obtained in contravention of the rules of natural justice will not be enforced in Ireland.

TRINITY BIOTECH IS EXPOSED TO POTENTIAL RISKS AND INCREASED COSTS FROM THE REQUIREMENTS OF SECTION 404 OF THE SARBANES OXLEY ACT OF 2002 TO EVALUATE INTERNAL CONTROLS OVER FINANCIAL REPORTING.

o Section 404 of the Sarbanes Oxley Act of 2002 requires that the Company evaluates and reports on the internal controls over financial reporting and have an auditor attest to such evaluation. The Company has prepared an internal plan for compliance and is in the process of documenting and testing the system of internal controls to provide the basis for this report for the year ending December 31, 2006. Due to ongoing evaluation and testing of the Company's internal controls and the uncertainties of the interpretation of these new requirements, the Company cannot assure that there may not be significant deficiencies or material weaknesses that would be required to be reported. In the event that significant deficiencies or material weaknesses are reported, investor perceptions may be adversely affected and could cause a decline in the market price of our stock.

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


ITEM 4
                           INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Trinity Biotech plc ("Trinity Biotech" or the "Company") develops, acquires, manufactures and markets diagnostic products for the clinical laboratory and point-of-care ("POC") segments of the diagnostic market. These test kits are used to detect infectious diseases, sexually transmitted diseases, blood coagulation disorders and autoimmune diseases. The Company is also a significant provider of raw materials to the life sciences industry. The Company sells worldwide in over 80 countries through its own sales force and a network of international distributors and strategic partners.

Trinity Biotech was incorporated as a public limited company ("plc") registered in Ireland in 1992. The Company commenced operations in 1992 and, in October 1992, completed an initial public offering of its securities in the US. The Company has expanded its product base through internal development and acquisitions into product categories that primarily test for infectious, sexually transmitted and autoimmune diseases. In addition, arising from the acquisition of the Biopool haemostasis business in December 2001 and the haemostasis division of Sigma Diagnostics, part of Sigma Aldrich, in August 2002, Trinity Biotech has expanded its product range to include test kits that diagnose blood coagulation and related disorders, and a haemostasis instrumentation portfolio. The acquisition of the speciality clinical chemistry business of Sigma Diagnostics in November 2002 means that Trinity Biotech now participates in this important market segment. In 2004, Trinity Biotech further expanded its product range through the acquisition of the assets of Fitzgerald Industries International Inc (Fitzgerald) a distributor of immunodiagnostic products and the acquisition of the assets of Adaltis US, Inc through which Trinity has obtained distribution rights to Adaltis's open-ended mircoplate analytical instrumentation. In 2005, Trinity Biotech strengthened its position in the life sciences market through the acquisition of the assets of Research Diagnostics Inc ("RDI"). The range of products provided by RDI is similar to that of Fitzgerald, a company acquired by Trinity Biotech in 2004. In July 2005, Trinity Biotech announced the acquisition of Primus Corporation, a leader in the field of in-vitro diagnostic testing for haemoglobin A1c and haemoglobin variants. Details of all these acquisitions are set out below.

Trinity Biotech markets its products in the US and in approximately 80 countries worldwide through a combination of direct selling and a network of national and international distributors. In July 2001, Trinity Biotech established a direct sales operation in Germany which commenced trading in October 2001, and in 2002 the Company established a small direct sales operation in the United Kingdom. In 2003 the Company increased the scale of its direct selling operations in the United States. Trinity Biotech has manufacturing facilities in Bray, Ireland, Umea, Sweden and Lemgo, Germany, in Europe and in Jamestown, New York, Carlsbad, California and Kansas City, Missouri in the US.

ACQUISITION OF PRIMUS CORPORATION

In July 2005, Trinity Biotech completed the acquisition of Primus Corporation for US$14.3 million before costs, consisting of a cash consideration of US$8.6 million and a one year promissory note of US$3 million. The shareholders of Primus are also entitled to US$2.7 million additional consideration based on the growth of the business during 2005 less an adjustment for the working capital at the date of acquisition. Primus Corporation is a leader in the field of in-vitro testing for haemoglobin A1c and haemoglobin variants.

ACQUISITION OF RESEARCH DIAGNOSTICS INC

In March 2005, Trinity Biotech purchased the assets of Research Diagnostics Inc ("RDI") for US$4.2 million in cash. RDI provides a comprehensive range of immunodiagnostic products to pharmaceutical companies, diagnostic manufacturers and research facilities worldwide. This business has been fully integrated into the Fitzgerald facility in Concord, Massachusetts.

ACQUISITION OF THE ASSETS OF ADALTIS US, INC

In April 2004, Trinity acquired the assets of Adaltis US, Inc for US$2,852,000 in cash. Adaltis US, Inc. is the US distribution arm for Adaltis, Inc. As part of the transaction, Trinity has obtained exclusive distribution rights to Adaltis' open-end microplate analytical instrumentation in the US and non-exclusive distribution rights in the rest of the world, except China.

ACQUISITION OF THE ASSETS OF FITZGERALD INDUSTRIES INTERNATIONAL INC

In April 2004, Trinity also completed the acquisition of the assets of Fitzgerald Industries International Inc. for US$16 million. Fitzgerald provides a comprehensive range of immunodiagnostic products to pharmaceutical companies, reference laboratories, diagnostic manufacturers and research facilities worldwide.

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

ACQUISITION OF THE HAEMOSTASIS DIVISION OF SIGMA DIAGNOSTICS

In August 2002, Trinity Biotech purchased the haemostasis division of Sigma Diagnostics for a total consideration of US$1.4 million. The consideration was satisfied in cash. The Sigma diagnostics business comprises a comprehensive portfolio of reagents previously manufactured in St. Louis, Missouri and the Amelung range of automated and semi-automated instruments manufactured in Lemgo, Germany. The Sigma Diagnostics haemostasis reagents comprise more than 50 tests covering both routine and speciality assays. The Amelung range of instruments comprises the smaller KC1 and KC4 products, the mid-size AMAX 200 and the large throughput AMAX 400. Since acquisition Trinity Biotech also received FDA clearance for a new haemostasis analyser the AMAX Destiny(TM).

ACQUISITION OF THE ASSETS OF THE BIOPOOL HAEMOSTASIS BUSINESS

In December 2001, Trinity Biotech acquired the assets of the Biopool haemostasis business for a consideration of US$6.4 million before costs comprising US$3.8 million in cash and US$2.6 million in deferred consideration. The deferred consideration was payable in three instalments of US$0.9 million, US$1.2 million and US$0.5 million on December 21, 2002, 2003 and 2004, respectively. The outstanding deferred consideration has been fully settled as part of a settlement agreement with Xtrana Inc. Biopool develops, manufactures and markets a comprehensive range of test kits which assess and diagnose disorders of blood coagulation, thrombotic risk factors, fibrinolysis, platelet function and the vascular system. These products are sold to hospitals, clinical laboratories, commercial reference laboratories and research institutions on a worldwide basis. Sales in the US are made through a direct sales force and OEM partners, while international sales are handled through a direct sales force in Germany and the United Kingdom and a network of national distributors elsewhere.

ACQUISITION OF THE AMERLEX HORMONE BUSINESS OF ORTHO CLINICAL DIAGNOSTICS

On October 19, 2001, Trinity Biotech acquired the assets of the Amerlex hormone business of Ortho Clinical Diagnostics for a consideration of US$0.9 million. The consideration was satisfied in cash. The Amerlex hormone business manufactures and sells a range of tests which diagnose hormone disorders.

ACQUISITION OF BARTELS INC

In December 2000, Trinity Biotech acquired the assets of Bartels Inc. ("Bartels"), for a consideration of US$9.5 million comprising US$3.2 million in stock, US$0.4 million in the form of a promissory note and the balance of US$5.9 million in cash. Bartels is a leading manufacturer of cell dependent organism diagnostics and its product range includes antigen detection kits for Herpes Simplex Virus, and respiratory viruses such as Influenza A and B, Parainfluenza Viruses 1, 2 and 3 and Respiratory Syncital Virus.

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

ESTABLISHMENT OF GERMAN SUBSIDIARY, TRINITY BIOTECH GMBH

In October 2001, Trinity Biotech established a direct sales operation in Germany. After the US and Japan, Germany, with a population of 83 million, is the third largest market in the world for in-vitro diagnostics, accounting for 10% (US$3 billion) of the total world market of US$30.6 billion. In the past Trinity Biotech had serviced the market through five independent distributors who handled a small proportion of the Company's product portfolio whereas the new German direct sales force markets all of Trinity Biotech's current products. In 2002 Trinity Biotech purchased the haemostasis business of Sigma Diagnostics. The German part of this business was taken over by Trinity Biotech GmbH.

PRE MARKET APPLICATION ("PMA") AND CLINICAL LABORATORY IMPROVEMENTS AMENDMENTS OF 1988 "CLIA" WAIVER APPROVALS FOR UNIGOLD HIV TEST

In March 2001, the US Food and Drug Administration's Centre for Biologics Evaluation and Research ("CBER") approved an Investigational Device Exemption ("IDE") for treatment use for Trinity Biotech's UniGold HIV test. This IDE allows Trinity Biotech's UniGold HIV test to be used in a limited number of hospitals throughout the US, to provide patients with the results of tests, conducted during ongoing clinical trials.

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

During 2001, representatives from Trinity Biotech were informed by the FDA that the FDA required that additional clinical trials be conducted to ensure that the results which have been obtained to date are statistically significant. This means that the results which were presented to the FDA in the PMA filing must be reproduced on a larger population of samples. The resulting product clinical trials were conducted at sites in Houston, Texas and Baltimore, Maryland. Approximately 9,000 samples were collected and tested on Trinity Biotech's UniGold HIV test. This data along with extensive information on the manufacturing process for Trinity Biotech's UniGold HIV test were presented to the FDA. The FDA completed a plant inspection of the Irish manufacturing facility in mid September 2003. On December 23, 2003, the FDA issued approval for the sale of the UniGold HIV test for use with venipuncture blood (whole blood, serum and plasma). In early 2004, an IDE submission was made to the FDA to define data requirements to expand the use of the product to test fingerstick (blood taken directly from finger) samples. Clinical trials were completed by the end of May 2004 and the application in the form of a PMA supplement made to the FDA on June 10, 2004. Three months later on September 21, 2004, the FDA issued approval for the sale of the Unigold HIV test for use with fingerstick samples. This allows for the use of the Unigold HIV test in further settings where venipuncture samples may not be taken.

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

PRINCIPAL MARKETS

The primary market for Trinity Biotech's tests remains the US. During fiscal 2005, the Company sold 51% (US$50.6 million) (2004: 52% or US$41.4 million) of product in the US. Sales to non-US (principally European and Asian) countries represented 49% (US$47.9 million) during fiscal 2005 (2004: 48% or US$38.6 million).

For a more comprehensive segmental analysis please refer to Item 5, "Results of Operations" and Note 2 "Segment Information" of the Notes to the Consolidated Financial Statements contained in Item 18 "Financial Statements".

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

         Enzyme Immunoassays (EIA)
              Bartels(R)
              CAPTIA(TM)
              MarDx(R)
              MicroTrak(TM)
              Recombigen(R)

         Fluorescence Assays (IFA/DFA)
              Bartels(R)
              MarDx(R)
              MicroTrak(TM)

         Western Blot (WB)
              MarDx(R)


         Rapid Assays
              Capillus(TM)
              SeroCard(TM)
              UniGold(TM)


         Haemostasis
              Biopool(R)
              Amax


         Clinical Chemistry
              Primus
              EZ HDL
              EZ LDL

ENZYME IMMUNOASSAYS

The Company's wide range of Enzyme Immunoassay ("EIA") products includes over 90 assays utilising different formats to accommodate the most demanding of laboratories to the most basic. This type of test is the mainstay of standard clinical laboratories around the world and forms the backbone of the Trinity Biotech product list of over 500 products. Trinity Biotech currently sells over 100 EIA tests of various configurations in many countries around the world. Of these, over 80 are cleared by the FDA for distribution within the US.

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

FLUORESCENCE ASSAYS

Another large range of diagnostic assays in Trinity Biotech's portfolio are the fluorescence assays that are also typically performed in medium to large sized hospital laboratories around the world. Trinity Biotech offers 40 fluorescence assays, of which 29 are cleared by the FDA for distribution within the US, with many variations in kit presentation to suit the customer's needs.

There are two distinct technologies employed, namely Direct Fluorescence Assays ("DFA") and Immunofluorescence Assays ("IFA"). Trinity Biotech offers 26 IFA's with the vast majority forming the comprehensive range of tests to diagnose autoimmune disorders. The remainder of the assays are used to assist in the diagnosis of infectious diseases such as Legionnaires disease, Lyme disease and many others. Of the nine DFAs Trinity Biotech offers, the largest range are FDA cleared for detecting causative agents of sexually transmitted diseases (STDs), principally Chlamydia and Herpes, and forms one of Trinity Biotech's most popular selling product groups.

The principle of the IFA test can be summarised as the introduction of patient's serum to a specially prepared slide containing the specific antigen to which the antibody is directed. The antibody, if present, binds to the antigen and after a series of washing steps and addition of a conjugate, will emit fluorescence when viewed through a microscope equipped with an ultra-violet light source.

The principle of DFA can best be described as the fixation of a patient sample to a microscope slide, which is then introduced to an antibody conjugated to a fluorescent dye, to stain and thereby identify the antigen to which the antibody is directed.

RAPID ASSAYS

Trinity Biotech has developed a range of membrane and latex based rapid assays to cater for point of care ("POC") and over-the-counter ("OTC") markets. This range of five tests facilitates fast and often very important treatment for the patient and can avoid further costly testing. The UniGold(TM) range of tests does not require refrigeration which is very important for the OTC and POC markets, and in less developed countries.

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

WESTERN BLOT ASSAYS

Trinity Biotech's extensive range of 19 Western Blot test systems includes the first Lyme Western Blot assay to receive FDA clearance for distribution within the US. Other Western Blot kits in the range include assays to aid in the diagnosis of autoimmune disorders and more typically infectious diseases such as Syphilis, Epstein Barr Virus ("EBV"), H. pylori and others.

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

In July 2005 Trinity acquired Primus Corporation, a leader in the field of in-vitro diagnostic testing for haemoglobin A1c and haemoglobin variants. Utilizing HPLC (high pressure liquid chromatography), which is one of the most accurate and precise methods available, Primus provides a range of glycohemoglobin platforms to serve customers from physicians' offices to the largest reference laboratories. Primus has patented their HPLC boronate affinity technology which provides a precise, consistent and interference-free result in glycohemoglobin testing.

DISTRIBUTION AGREEMENT BETWEEN TRINITY BIOTECH USA AND CARTER WALLACE

Clark Laboratories, Inc. ("Clark") entered into a distribution agreement with Carter-Wallace Inc. ("Carter-Wallace") on December 18, 1995 for an initial period of five years and, thereafter, for an indefinite period subject to termination provisions outlined in the distribution agreement. Under the original terms of the agreement, Carter-Wallace had the exclusive right to sell and distribute Clark's ELISA products in the US and Puerto Rico (the "Territory") through its affiliate Wampole Laboratories ("Wampole"). As part of the agreement, Clark obtained from Carter-Wallace the exclusive right to manufacture for Carter-Wallace certain products that Carter-Wallace was obtaining from Bio-Whittaker (the "BW Products"). In 1997, Trinity Biotech, plc acquired Clark, and succeeded to Clark's rights and obligations under the distribution agreement. In 2002, the Company negotiated an amendment to the distribution agreement with Inverness Medical Innovations, Inc ("Inverness Medical"), the successor to Carter-Wallace's rights under the distribution agreement, whereby the Inverness Medical's exclusive distribution rights would be subject to certain limitations, and would expire in their entirety on October 1, 2004. In 2002, the Company also entered into a letter agreement with Inverness Medical whereby, among other things, Inverness Medical agreed to grant to Trinity a licence to all the granted patents relating to Lateral Flow devices that it owned and to which it had the right to grant licences in exchange for certain royalty payments.

In December 2003, the Company initiated legal proceedings in the Superior Court of Middlesex County, Massachusetts against Inverness Medical and its affiliate Wampole (collectively, Defendants) for declaratory judgment, breach of contract and unfair and deceptive business practices in connection with the Defendants' performance under the distribution agreement. Among other things, the suit requested a judgement declaring that Trinity was entitled to sell certain products directly in the Territory before October 1, 2004 under the terms of the 2002 amendment to the distribution agreement. The suit also alleged that the Defendants were attempting to convert customers from Trinity's products to products manufactured by a competitor (which were modified to look like the Trinity products) by misrepresenting to the customers that the Trinity product was unavailable and was being discontinued.

In January 2004, the Defendants countersued alleging, among other things, various breaches of the distribution agreement and subsequent amendments, and that Defendants were entitled to rescind the distribution agreement and any amendments thereto, including any agreement to grant certain intellectual property rights to Trinity. The Defendants sought a preliminary injunction to prevent Trinity from selling directly in the Territory any of its products which are competitive with products sold by the Defendants and sourced from other suppliers. The Superior Court of Middlesex County, Massachusetts, denied this motion for a preliminary injunction on January 28, 2004. In April of 2004, Trinity amended its complaint to add additional claims alleging breaches of the distribution agreement by Defendants. In May of 2004, the Defendants amended their counterclaims to add claims alleging, among other things, that Trinity was selling the BW Products directly without a licence. Following the expiration of the Defendants' exclusive distribution rights under the distribution agreement on October 1, 2004, Trinity moved to amend its complaint to eliminate the declaratory judgment claims and add additional claims for breach of the distribution agreement and tortious interference with advantageous business relations that had arisen after December 2003. The Defendants filed a cross-motion to amend their complaint. There has been no ruling by the court on either party's motion. On April 22, 2005, the court granted both parties' motions to amend. The case is currently in the discovery phase. Please see also
Item 8 "Legal Proceedings".

The Company is currently selling its products directly in the US and has increased its direct sales force to approximately one hundred and twenty seven staff. The inability to recapture lost sales from the Defendants may have a material adverse effect on the Company. In addition, an adverse ruling by the court or adverse jury verdict with respect to Trinity's direct sales and/or the validity of the letter agreement and Trinity's licence to the Lateral Flow devices may have a material adverse effect on the Company.

SALES AND MARKETING

Trinity Biotech sells its product through its own direct sales-force in three countries: the United States, Germany and the United Kingdom. In the United States there are approximately 127 sales and marketing professionals responsible for the sale of haemostasis reagents and instrumentation, clinical chemistry and infectious disease products. The sales force of 22 people in Germany is responsible for selling the full range of Trinity Biotech products including haemostasis, infectious disease, clinical chemistry and radioimmunoassay. In 2002, Trinity Biotech opened a sales and marketing office in Oxfordshire, UK, which now employs 5 sales professionals who market the haemostasis and clinical chemistry products from Trinity Biotech. In addition to our direct sales operations, Trinity Biotech also operates in approximately 80 countries, through over 300 independent distributors and strategic partners.

MANUFACTURING AND RAW MATERIALS

The primary raw materials required for Trinity Biotech's test kits consist of antibodies, antigens, human plasma, latex beads, rabbit brain phospholipids, bovine source material, other reagents, glass fibre and packaging materials. The reagents used as raw materials have been acquired for the most part from third parties. Although Trinity Biotech is not dependent upon any one source for such raw materials, alternative sources of antibodies and antigens with the specificity and sensitivity desired by Trinity Biotech may not be available from time-to-time. Such unavailability could affect the supply of its products and its ability to meet orders for specific products, if such orders are obtained. Trinity Biotech's growth may be limited by its ability to obtain or develop the necessary quantity of antibodies or antigens required for specific products. Thus, Trinity Biotech's strategy is, whenever possible, to establish alternative sources of supply of antibodies.

COMPETITION

The diagnostic industry is very competitive. There are many companies, both public and private, engaged in diagnostics-related research and development, including a number of well-known pharmaceutical and chemical companies. Competition is based primarily on product reliability, customer service and price. Many of these companies have substantially greater capital resources and have marketing and business organisations of substantially greater size than Trinity Biotech. Many companies have been working on immunodiagnostic reagents and products, including some products believed to be similar to those currently marketed or under development by the Company, for a longer period of time than has the Company. The Company's competition includes several large companies such as, but not limited to, Roche, Abbott, Johnson & Johnson, Bayer and Dade-Behring.

PATENTS AND LICENCES

Patents

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

GOVERNMENT REGULATION

The preclinical and clinical testing, manufacture, labelling, distribution, and promotion of the Company's products are subject to extensive and rigorous government regulation in the United States and in other countries in which the Company's products are sought to be marketed. The process of obtaining regulatory clearance varies, depending on the product categorisation and the country, from merely notifying the authorities of intent to sell, to lengthy formal approval procedures which often require detailed laboratory and clinical testing and other costly and time-consuming processes. The main regulatory bodies which require extensive clinical testing are the Food and Drug Administration ("FDA") in the US, the Irish Medicines Board (as the authority over Trinity Biotech in Europe) and Health Canada. Recently, a European Directive has been implemented allowing one approval system to be applicable throughout Europe, CE marking. Canada has also amended its regulations where it is now mandatory to hold an externally accredited quality system to a very exacting standard.

The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors. As 51% of Trinity Biotech's 2005 revenues were generated in the US and the US represents approximately 42% of the worldwide diagnostics market, an overview of FDA regulation has been included below.

FDA Regulation

Our products are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug, and Cosmetic Act. The FDA's regulations govern, among other things, the following activities: product development; testing; labelling; storage; premarket clearance or approval; advertising and promotion; and sales and distribution.

Access to US Market. Each medical device that the Company may wish to commercially distribute in the US will likely require either 510(k) clearance or premarket application ("PMA") approval prior to commercial distribution. Devices intended for use in blood bank environments fall under even more stringent review and require a Blood Licence Application ("BLA"). Devices deemed to pose relatively less risk are placed in either class I or II, which requires the manufacturer to submit a premarket notification requesting permission for commercial distribution; this is known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k) cleared device or a "preamendment" class III device (i.e., in commercial distribution since prior to May 28, 1976) for which PMA applications have not been called, are placed in class III requiring PMA approval. Recently, the FDA has introduced fees for the review of 510(k) and PMA applications. The fee for a PMA application is in excess of US$250,000.

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

BLA approval pathway. BLA approval is required for CBER regulated products intended for use in a blood bank environment, where the blood screening using these products may be administered to an individual following processing. This approval pathway involves even more stringent review of the product, its supporting clinical data and site inspection, than that of a PMA application. The BLA application pathway is more costly, lengthy and uncertain than the PMA clearance process.

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

ORGANISATIONAL STRUCTURE

Trinity Biotech plc and its subsidiaries ("the Group") is a manufacturer of diagnostic test kits for sale and distribution worldwide. Trinity Biotech's executive offices are located at Bray, Co. Wicklow, Ireland while its research and development, manufacturing and marketing activities are principally conducted at Trinity Biotech Manufacturing Limited, based in Bray, Co. Wicklow, Ireland, Trinity Biotech (UK Sales) Limited, based in Oxfordshire England, Trinity Biotech GmbH, based in Lemgo, Germany, and at Trinity Biotech (USA), MarDx Diagnostics Inc, Primus Corporation and Biopool US Inc based in Jamestown, New York State, Carlsbad, California, Kansas City, Missouri and Berkeley Heights, New Jersey respectively. The Group's newly acquired distributor of immunodiagnostic products, Fitzgerald is based in Boston, Massachusetts and Bray, Co. Wicklow, Ireland.

For a more comprehensive schedule of the subsidiary and associated undertakings of the Company please refer to Note 34 of the Notes to the Consolidated Financial Statements "Group Undertakings" contained in Item 18 "Financial Statements" of this Form 20-F.

PROPERTY, PLANT AND EQUIPMENT

Trinity Biotech has six manufacturing sites worldwide, three in the US (Jamestown, NY, Kansas City, MO and Carlsbad, CA), one in Bray, Co. Wicklow, Ireland, one in Umea, Sweden and one in Lemgo, Germany. The US and Irish facilities are each FDA and ISO registered facilities. As part of its ongoing commitment to quality, Trinity Biotech was granted the latest ISO 9001: 2000 and ISO 13485: 2003 certification. This certificate was granted by the Underwriters Laboratory, an internationally recognised notified body. It serves as external verification that Trinity Biotech has an established and effective quality system in accordance with an internationally recognised standard. By having an established quality system there is a presumption that Trinity Biotech will consistently manufacture products in a controlled manner. To achieve this certification Trinity Biotech performed an extensive review of the existing quality system and implemented any additional regulatory requirements.

Trinity Biotech's manufacturing and research and development facilities consisting of approximately 45,000 square feet are located at IDA Business Park, Bray, Co. Wicklow, Ireland. This facility is ISO 9001 approved and was purchased in December 1997. The facilities include offices, research and development laboratories, production laboratories, cold storage and drying rooms and warehouse space. Trinity Biotech spent US$4.2 million buying and fitting out the facility. In December 1999, the Company sold the facility for net proceeds of US$5.2 million and leased it back from the purchaser for 20 years. The current annual rent which is reviewed every five years is set at (euro)479,000 (US$567,000). In July 2000, the Company entered into a 20 year lease for a 25,000 square foot warehouse adjacent to the existing facility at an annual rent of (euro)191,000 (US$226,000). On November 20, 2002 the Company entered into an agreement for lease with the lessor for 16,700 square feet of offices at an annual rent of (euro)381,000 (US$452,000), payable from 2004. (See Item 7 - Major Shareholders and Related Party Transactions).

Trinity Biotech USA operates from a 24,000 square foot FDA and ISO 9001 approved facility in Jamestown, New York. The facility was purchased by Trinity Biotech USA in 1994. Additional warehousing space is also leased in upstate New York at an annual rental charge of US$61,000.

MarDx operates from two facilities in Carlsbad, California. The first facility comprises 21,500 square feet and is the subject of a five year lease, renewed in July 2001, at an annual rental cost of US$240,000. The second adjacent facility comprises 14,500 square feet and is the subject of a five year lease, renewed in July 2001, at an annual rental cost of US$144,000.

Arising from the acquisition of the Biopool haemostasis business, Trinity Biotech currently operates from an additional facility located in Umea, Sweden. The Umea facility is 8,712 square feet and the annual rental is US$129,000. The lease, renewed in December 2003, expires in December 2006.

Arising from the acquisition of the Sigma haemostasis division in 2002, Trinity Biotech acquired a manufacturing/office facility of 78,000 square feet in Lemgo, Germany. This facility is owned by Trinity Biotech GmbH.

Additional office space is leased by the Company in Ireland, Boston, Massachusetts, Kansas City, Missouri and New Jersey at an annual cost of US$108,000, US$109,000, US$100,000, and US$168,000, respectively.

CAPITAL EXPENDITURES AND DIVESTITURES

The Company has no divestitures or significant capital expenditures in progress.


ITEM 5
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

Trinity Biotech's consolidated financial statements include the attributable results of Trinity Biotech plc, the holding company, and nine trading entities:
- Trinity Biotech Manufacturing Limited (Ireland), Clark Laboratories Inc (trading as Trinity Biotech (USA)), Biopool US Inc, (trading as Trinity Biotech Distribution) MarDx Diagnostics Inc, Biopool AB, Trinity Biotech (UK Sales) Limited, Trinity Biotech GmbH (Germany), Benen Trading Limited (trading as Fitzgerald Industries International) and Primus Corporation. These entities are engaged in the manufacture and sale of diagnostic test kits and related instrumentation. This discussion covers the years ended December 31, 2005 and December 31, 2004, and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with IFRS as adopted by the EU which differs from US GAAP as indicated in Note 35 to the consolidated financial statements.

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

During 2003, Trinity Biotech completed the transfer of the Sigma haemostasis test manufacturing from St. Louis to the Irish facility. On September 30, 2002, Trinity Biotech closed the haemostasis manufacturing facility in Ventura, California which it had acquired from Xtrana, (Biopool), and has integrated these operations into the Wicklow manufacturing facility in Ireland. Trinity Biotech also acquired the speciality clinical chemistry business from Sigma Diagnostics in December 2002. This business consists of several specialised products that are clearly differentiated in the marketplace, including ACE, Bile Acids, Lactate, Oxalate and G6PDH. During 2002, Trinity Biotech established a small direct sales operation in the United Kingdom to handle the Sigma haemostasis and clinical chemistry product lines. In 2003 the Company increased the scale of its direct selling operations in the United States. In April 2004, Trinity Biotech acquired the assets of Fitzgerald Industries International Inc, a provider of immunodiagnostic products to pharmaceutical companies, reference laboratories, diagnostic manufacturers and research facilities worldwide. Also in April 2004, Trinity acquired the assets of Adaltis US, Inc, the US distribution arm for Adaltis, Inc thus obtaining exclusive distribution rights to Adaltis's open-end microplate analytical instrumentation in the US and non-exclusive distribution rights in the rest of the world, except China. In March 2005, Trinity Biotech completed the acquisition of the assets of Research Diagnostics Inc ("RDI"), a provider of immunodiagnostic products to research facilities, pharmaceutical companies, reference laboratories and diagnostic manufacturers worldwide. In July 2005, Trinity Biotech acquired Primus Corporation, a leader in in-vitro diagnostic testing for haemoglobin A1c and haemoglobin variants. For further information about the Company's principal products and principal markets please refer to Item 4, "Information on the Company".

In October 2000, Trinity Biotech subscribed for a 33% shareholding in HiberGen Limited ("HiberGen"). In July 2001 the Company subscribed for a further 300,000 Ordinary Shares in HiberGen, increasing its shareholding to 40%. On April 3, 2002, the Company increased its shareholding to 42.9% by the acquisition of a further 165,000 Ordinary Shares in HiberGen Limited. The consideration of US$202,000 was satisfied by the issue of 156,189 'A' Ordinary Shares in Trinity Biotech plc. During 2003, HiberGen Limited was unsuccessful in raising additional funds and on November 14, 2003, the Board of HiberGen Limited decided that HiberGen should cease trading.


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

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the EU. The preparation of these financial statements requires us to make estimates and judgements that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

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

Research and development expenditure

Under IFRS as adopted by the EU, we write-off research and development expenditure as incurred, with the exception of expenditure on projects whose outcome has been assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues. Such expenditure is capitalised at cost within intangible assets and amortised over its expected useful life of 15 years, which commences when commercial production starts.

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

Impairment of intangible assets and goodwill

Definite lived intangible assets are reviewed for indicators of impairment annually while goodwill and indefinite lived assets are tested for impairment annually, individually or at the cash generating unit level.

Factors considered important, as part of an impairment review, include the following:

      o significant underperformance relative to expected historical or projected future operating results;

      o significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

      o     obsolescence of products;

      o significant decline in our stock price for a sustained period; and our market capitalisation relative to net book value.

When we determine that the carrying value of intangibles, non-current assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on our estimates of projected net discounted cash flows expected to result from that asset, including eventual disposition. Our estimated impairment could prove insufficient if our analysis overestimated the cash flows or conditions change in the future.

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write-off any inventory that is approaching its "use-by" date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value.

Allowance for impairment of receivables.

We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected.

Accounting for income taxes

Significant judgement is required in determining our worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and cost reimbursement arrangements among related entities, the process of identifying items of revenue and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and profit in the period in which such determination is made. Deferred tax assets and liabilities are determined using enacted or substantially enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities.

While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing whether deferred tax assets can be recognised, there is no assurance that these deferred tax assets may not be realisable. The extent to which deferred tax assets which are recognised are not realisable could have a material adverse impact on our income tax provision and net income in the period in which such determination is made. In addition, we operate within multiple taxing jurisdictions and are subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. In management's opinion, adequate provisions for income taxes have been made.

Warranty Provision

We make judgements as to extent to which we have to replace products which are returned by customers due to quality issues. In determining the level of provision required for such returns we consider our historical experience of customers returning products. If our historical experience does / does not reflect future levels of returned products then the level of provision is increased / released as appropriate.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the EU. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board ("IASB"). However, the consolidated financial statements for the periods presented would be no different had we applied IFRS as issued by the IASB as all standards issued by the IASB with effective dates up to December 31, 2005 have been adopted by the EU. During 2005, the IASB and the International Financial Reporting Interpretations Committee ("IFRIC") issued additional standards, interpretations and amendments to existing standards which are effective for periods starting after the date of these financial statements and which have not yet been adopted by the EU. The following discussion considers the main provisions of relevant standards, interpretations and revisions to existing standards and their possible impact on the financial statements of the Group on initial adoption.

FINANCIAL INSTRUMENTS: DISCLOSURES

In 2005 the International Accounting Standards Board ("the IASB") issued International Financial Reporting Standard 7 ("IFRS 7") Financial Instruments:
Disclosures, which was adopted by the EU. The IFRS requires disclosure of:
(a) the significance of financial instruments for an entity's financial position and performance. These disclosures incorporate many of the requirements previously in IAS 32 Financial Instruments: Presentation and disclosure.
(b) qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The qualitative disclosures describe management's objectives, policies and processes for managing those risks. The quantitative disclosures provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel. Together, these disclosures provide an overview of the entity's use of financial instruments and the exposures to risks they create.

The IFRS supersedes IAS 30 and the disclosure requirements of IAS 32. The presentation requirements of IAS 32 remain unchanged. The IFRS is effective for annual periods beginning on or after January 1, 2007. Earlier application is encouraged. The Company will adopt IFRS 7 for its annual period beginning on January 1, 2007.

AMENDMENTS TO EXISTING STANDARDS

In 2005 the IASB also issued amendments to IFRS 4 Insurance Contracts and IAS 39 Financial Instruments: Recognition and Measurement. The IASB extended the scope of IAS 39 to include financial guarantee contracts issued. However, if an issuer of financial guarantee contracts has previously asserted explicitly that it regards such contracts as insurance contracts and has used accounting applicable to insurance contracts, the issuer may elect to apply either IAS 39 or IFRS 4 to such financial guarantee contracts. The issuer may make that irrevocable election contract by contract. In 2005 the IASB issued further amendments to IAS
39. On April 14, 2005 the IASB issued an amendment to IAS 39 to permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in a cash flow hedge in consolidated financial statements - provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated financial statements. The amendment also specifies that if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognised directly in equity in accordance with the hedge accounting rules in IAS 39 must be reclassified into profit or loss in the same period or periods during which the foreign currency risk of the hedged transaction affects consolidated profit or loss. The amendment is effective January 1, 2006. On June 15, 2005 the IASB issued its final amendment to IAS 39 to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss (the 'fair value option'). The new revisions limit the use of the option to those financial instruments that meet the following conditions:

      (a) the fair value option designation eliminates or significantly reduces an accounting mismatch,

      (b) a group of financial assets, financial liabilities, or both are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy, and

      (c) an instrument contains an embedded derivative that meets particular conditions.

The fair value option amendment also provides that if a contract contains an embedded derivative, an entity may generally elect to apply the fair value option to the entire hybrid (combined) contract, thereby eliminating the need to separate out the embedded derivative. Conditions (a), (b), and (c) above are not relevant to this election. The amendment is effective January 1, 2006. In August 2005, as part of its project to develop IFRS 7, the IASB amended IAS 1 Presentation of Financial Statements to require additional capital disclosures. Effective January 1, 2007 the Company will have to make the following additional disclosures:

      (a) the Company's objectives, policies and processes for managing capital;

      (b)   quantitative data about what the Company regards as capital;

      (c)   whether the Company has complied with any capital requirements; and

      (d)   if it has not complied, the consequences of such non-compliance.


The Company does not anticipate that, excepting the incremental disclosures discussed in the foregoing paragraph, the adoption of these amendments will have a material impact on the Company's financial statements.

DETERMINING WHETHER AN ARRANGEMENT CONTAINS A LEASE

In 2005, the IFRIC issued IFRIC Interpretation 4 Determining Whether An Arrangement Contains a Lease. This interpretation specifies the accounting treatment for arrangements that do not take the legal form of a lease but which convey rights to use assets in return for a payment or series of payments. IFRIC 7 specifies that an arrangement that meets the following criteria is, or contains, a lease that should be accounted for in accordance with IAS 17 Leases:

      (a) Fulfilment of the arrangement depends upon a specific asset. The asset need not be explicitly identified by the contractual provisions of the arrangement. Rather it may be implicitly specified because it is not economically feasible or practical for the supplier to fulfil the arrangement by providing use of alternative assets.

      (b) The arrangement conveys a right to control the use of the underlying asset. This is the case if any of the following conditions is met:

                  (i) the purchaser in the arrangement has the ability or right to operate the asset or direct others to operate the asset (while obtaining more than an insignificant amount of the output of the asset).

                  (ii) the purchaser has the ability or right to control physical access to the asset (while obtaining more than an insignificant amount of the output of the asset).

                  (iii) there is only a remote possibility that parties other than the purchaser will take more than an insignificant amount of the output of the asset and the price that the purchaser will pay is neither fixed per unit of output nor equal to the current market price at the time of delivery.

IFRIC 4 is effective for annual periods beginning on or after January 1, 2006. The Company does not anticipate that the adoption of this interpretation will have a material impact on its financial statements.

SCOPE OF IFRS 2 SHARE-BASED PAYMENT

In January 2006 the IFRIC published IFRIC Interpretation 8 Scope of IFRS 2. IFRS 2 applies to transactions in which an entity or an entity's shareholders have granted equity instruments or incurred a liability to transfer cash or other assets for amounts that are based on the price (or value) of the entity's shares or other equity instruments of the entity. The issue addressed in this Interpretation is whether IFRS 2 Share-based Payment applies to transactions in which the entity cannot identify specifically some or all of the goods or services received This Interpretation applies to such transactions when the identifiable consideration received (or to be received) by the entity, including cash and the fair value of identifiable non-cash consideration (if any), appears to be less than the fair value of the equity instruments granted or liability incurred. The entity shall measure the identifiable goods or services received in accordance with IFRS 2. The entity shall measure the unidentifiable goods or services received (or to be received) as the difference between the fair value of the share-based payment and the fair value of any identifiable goods or services received (or to be received). The entity shall measure the unidentifiable goods or services received at the grant date. However, for cash-settled transactions, the liability shall be remeasured at each reporting date until it is settled. This Interpretation does not apply to transactions excluded from the scope of IFRS 2 in accordance with the scope restrictions of that IFRS.

The Company will apply this Interpretation for annual periods beginning after May 1, 2006. The Company will apply this Interpretation retrospectively in accordance with the requirements of IAS 8, subject to the transitional provisions of IFRS 2. The Company does not anticipate that the adoption of the standard will materially impact its financial statements.

REASSESSMENT OF EMBEDDED DERIVATIVES

In March 2006 the IFRIC published IFRIC Interpretation 9 Reassessment of Embedded Derivatives. IFRIC 9 asserts that an entity must assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. A first-time adopter must assess whether an embedded derivative is required to be separated on the basis of the conditions that existed at the date it first became a party to the contract, unless there was a subsequent change in terms of the contract that significantly modified the cash flows.

The Company will apply this Interpretation for its annual periods beginning after June 1, 2006. The Company does not anticipate that the adoption of the standard will materially impact its financial statements.

RECENTLY ISSUED US GAAP ACCOUNTING PRONOUNCEMENTS

The Company has considered the impact of recently issued accounting pronouncements under US GAAP. The Company's consideration is outlined in Item 18 Financial Statements, Note 35.

RESULTS OF OPERATIONS

As stated in Note 1(a), these are the Group's first consolidated financial statements prepared in accordance with IFRS as adopted by the EU. The Group's date of transition to IFRS as adopted by the EU was January 1, 2004. The following compares our results in the year ended December 31, 2005 to those of the year ended December 31, 2004 under IFRS as adopted by the EU. No further comparative information is required under the rules of transition to IFRS as adopted by the EU. See Item 18, Financial Statements, Note 35 for the reconciliation between IFRS as adopted by the EU and accounting principles generally accepted in the United States.

Our analysis is divided as follows:

      1. Overview
      2. Revenues
      3. Operating Expenses
      4. Retained Profit

1. OVERVIEW

In US Dollars, consolidated revenues increased by 23% through a combination of increased sales of existing products (11%) and sales from acquisitions (12%). Geographically, 51% of sales were generated in the USA, 26% in Europe and 23% in the rest of the world.

The gross margin for the year ended December 31, 2005 was 48% compared to 50% for the year ended December 31, 2004. The decrease in gross margin is primarily explained by a high level of sales of infectious diseases and haemostasis instrumentation. Sales of instrumentation traditionally have lower margins than the accompanying reagents and consumables.

Operating profit increased by 7%, primarily due to the impact of increased sales. However, the impact of sales, which grew by 23%, was partially offset by lower gross margins, increased Selling, General & Administrative (SG&A) costs, the impact of share based payments and increased amortisation charges. The combination of the above factors caused the operating margin to fall from 8% in 2004 to 7% in 2005.

Following the introduction of IFRS as adopted by the EU, the Company recorded a charge to the income statement of US$1,368,000 in 2005 for share-based payments. This compared to US$758,000 in 2004.

Retained profit for the period decreased by 8% (compared to an increase of 7% for operating profit). The decrease in retained profit compared to the increase in operating profit is due to the impact of increased financing costs primarily attributable to a higher effective rate of interest being applied to convertible debt and a higher effective rate of taxation compared to 2004.

2.  REVENUES

The Company's revenues consist of the sale of diagnostic kits and related instrumentation and the sale of raw materials to the life sciences industry.

Revenues on the sale of the above products is generally recognised on the basis of shipment to customers. The Company ships its products on a variety of freight terms, including ex-works, CIF (carriage including freight) and FOB (free on board), depending on the specific terms agreed with customers. In cases where the Company ships on terms other than ex-works, the Company does not recognise the revenue until its obligations have been fulfilled in accordance with the shipping terms.

No right of return exists in relation to product sales except in instances where demonstrable product defects occur. The Company has defined procedures for dealing with customer complaints associated with such product defects as they arise.

Very occasionally, sales transactions are made on extended credit terms. In these instances, in accordance with IFRS as adopted by the EU and US GAAP, this revenue is recognised when the amounts fall due rather than at the date of shipment.

The Company also derives a portion of its revenues from leasing infectious diseases and haemostasis diagnostic instruments to customers. In cases where the risks and rewards of ownership of the instrument passes to the customer, the fair value of the instrument is recognised at the time of sale matched by the related cost of sale. In the case of operating leases of instruments which typically involve commitments by the customer to pay a fee per test run on the instruments, revenue is recognised on the basis of customer usage of the instruments. In certain markets, the Company also earns revenue from servicing infectious diseases and haemostasis instrumentation located at customer premises.

Revenues by Product Line

The following table sets forth selected sales data for each of the periods indicated.

                                 YEAR ENDED DECEMBER 31,
                                2005              2004
                               US$ '000          US$ '000         % CHANGE
REVENUES
Infectious diseases             44,078            36,402             21
Haemostasis                     29,766            26,836             11
Clinical Chemistry              11,880             6,963             71
Point of Care                   12,836             9,807             31
TOTAL                           98,560            80,008             23

Trinity Biotech's consolidated revenues for the year ended December 31, 2005 were US$98,560,000 compared to consolidated revenues of US$80,008,000 for the year ended December 31, 2004.

Infectious Diseases

Sales of infectious diseases products have increased by US$7,676,000. Of this US$8,983,000 is due to increased sales arising from the full year impact of the acquisition of Fitzgerald made in April 2004 together with the acquisition of RDI during 2005. This increase was partially offset by a reduction in sales of US$1,559,000 to Wampole. For further information relating to this matter please refer to Item 8 "Legal Proceedings". The remaining increase of US$252,000 is attributable to the net increase in non-Wampole sales over a wide range of products.

Haemostasis Revenues

The increase in haemostasis revenues of US$2,930,000 is attributable to increased sales of the Company's Biopool/Amax range of products. In particular the increase was attributable to an increase in the sales of the Company's Amax range of haemostasis instruments (US$2,017,000). The remaining increase of US$913,000 is due to an increase in non-instrumentation products, namely regents, consumables and service revenues.

Clinical Chemistry Revenues

The increase in clinical chemistry revenues of US$4,917,000 is primarily attributable to the acquisition of Primus in July 2005. Primus specialises in the field of in vitro diagnostic testing for haemoglobin A1c and haemoglobin variants.

Point of Care

Sales of Point of Care have increased by US$3,029,000 which is primarily attributable to increased sales of rapid HIV products to Africa and sales of Trinity's Unigold rapid HIV test in the USA.

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

                           YEAR ENDED DECEMBER 31,
                            2005             2004
                          US$ '000         US$ '000        % CHANGE
REVENUES
USA                        50,627           41,380            22
Europe                     25,301           22,718            11
Asia/Africa                22,632           15,910            42
TOTAL                      98,560           80,008            23

The US$9,247,000 increase in the US is primarily attributable to the following factors:

      - The full year impact of Fitzgerald which was acquired in 2004, plus a further increase due to the acquisition of RDI (now part of Fitzgerald) in 2005 resulting in an overall increase in Fitzgerald sales in the USA of US$4,664,000;

      - The inclusion of sales of US$2,900,000 of Primus products in the US from the date of acquisition on July 19, 2005;

      - An increase of US$1,080,000.in sales of Adaltis products partially attributable to 2005 being the first full year since its acquisition in April 2004;

      - Sales of existing product ranges in the USA (excluding sales to Wampole) have increased by US$2,162,000. This is partially offset by the US$1,559,000 reduction in sales to Wampole as discussed above.

The US$2,583,000 increase in Europe is due the full year impact of the acquisition of Fitzgerald and the impact of the RDI acquisition in 2005 (US$824,000), sales of Primus products of US$1,386,000 with the remaining increase of US$373,000 arising principally in relation to direct sales in the United Kingdom.

The US$6,722,000 increase in Asia/Africa is primarily due to increased revenues in Fitzgerald of US$3,495,000 due to the full year impact of the business acquired during 2004, the impact of RDI and particularly strong sales of flu product in the Japanese market, sales of Primus products of US$1,594,000 with the remaining increase of US$1,633,000 being primarily attributable to increased sales of HIV products to Africa.

For further information about the Company's principal products, principal markets and competition please refer to Item 4, "Information on the Company".

3.  OPERATING EXPENSES

The following table sets forth the company's operating expenses.

                                   YEAR ENDED DECEMBER 31,
                                 2005                 2004
                                US$ '000             US$ '000          % CHANGE

Revenues                         98,560               80,008              23
Cost of sales (including        (51,378)             (40,047)             28
share-based payments)
Other operating income            161                   302              -47
Research & development          (6,070)               (4,744)             28
SG&A expenses                   (34,651)             (29,332)             18
Operating profit                 6,622                 6,187               7

Cost of sales

Trinity Biotech's consolidated cost of sales increased 28% or by US$11,331,000 from US$40,047,000 for the year ended December 31, 2004 to US$51,378,000 for the year ended December 31, 2005. The increase in cost of sales is attributable to the incremental cost of sales associated with the 2005 acquisitions of RDI and Primus US$4,873,000 with the balance of US$6,458,000 attributable to the increased cost of sales associated with higher sales levels of the Company's existing product ranges. See Revenues section above for details on movements in revenues during 2005.

Research and development

Research and development ("R&D") expenditure increased to US$6,070,000 in 2005. This represents 6.2% of consolidated revenues compared to expenditure of US$4,744,000 or 5.9% of consolidated revenues in 2004. For a consideration of the Company's various R&D projects see "Research and Products under Development" in Item 5.

Selling, General & Administrative expenses

The following table outlines the breakdown of SG&A expenses in 2005 compared to a similar breakdown for 2004.

                              YEAR ENDED DECEMBER 31,
                                2005         2004        INCREASE     % CHANGE
                              US$'000      US$'000       US$'000
SG&A (excl. share-based        31,800       27,640         4,160         15
payments and amortisation)
Share-based  payments          1,048         581            467          80
Amortisation                   1,803        1,111           692          62
TOTAL                          34,651       29,332         5,319         18

Selling General & Administrative Expenditure (SG&A) (excluding share-based payments and amortisation) SG&A (excluding share-based payments and amortisation) increased 15% or by US$4,160,000 from US$27,640,000 to US$31,800,000, which compares to revenue growth of 23% during the same period. The lower growth in SG&A expenditure compared with revenue growth is attributable to economies of scale, particularly in relation to the Company's selling activities and central administration costs. The increase in SG&A costs in 2005 are primarily due to the impact of the acquisitions of Primus and RDI in 2005 and the full year impact of Fitzgerald and Adaltis both of which were acquired in 2004.

A detailed analysis of this increase in SG&A expenses of US$4,160,000 in 2005 is as follows:

      o Increased SG&A expenditure in relation to Fitzgerald (US$1,391,000). 2005 represented the first full year for Fitzgerald compared to 2004 when the results were included from April 2004 (the date of acquisition). The increase in costs was also attributable to the acquisition of RDI, whose activities were absorbed into the Fitzgerald organisation from March 2005.

      o Increased SG&A costs of US$1,164,000 in the USA. This was mainly attributable to costs in relation to Primus whose results have been incorporated from the date of acquisition on July 19, 2005. The impact of Primus has partially been offset by cost savings in the existing US distribution and manufacturing entities.

      o Increased SG&A costs in the Head Office/European operations (excluding Fitzgerald and the UK) of US$896,000. This is mainly due to a combination of

                  (i) increased marketing costs in conjunction with the growth in the business;

                  (ii) increased costs associated with the first time implementation of International Financial Reporting Standards, as adopted by the EU;

                  (iii) increased stock exchange costs associated with Trinity's listing on the Nasdaq National Market;

                  (iv) increased costs associated with the Company's preparation for compliance with Section 404 of the Sarbanes-Oxley Act 2002; as partially offset by

                  (v) lower costs associated with implementing the CE marking process as required under the In Vitro Diagnostic Directive when compared with 2004.

      o An increase of US$263,000 in the UK. The UK direct sales operation which was established in 2002 was expanded during 2004. 2005 represents the first full year impact of increasing the sales force in late 2004.

      o A reduction in foreign exchange gains in 2005 compared to 2004 (US$446,000).

Amortisation

The increase in amortisation of US$692,000 from US$1,111,000 to US$1,803,000 is largely attributable to the amortisation of intangible assets acquired as part of the Company's acquisitions in 2004 and 2005. The impact of the full year of the acquisition of Fitzgerald and Adaltis, both of whom were acquired in 2004 was US$154,000 whilst a further US$255,000 was amortised in relation to intangibles assets valued on the acquisition of Primus and RDI in 2005.

The remaining increase of US$283,000 is mainly attributable to amortisation of development costs which were capitalised and are now being amortised over the expected life of the products to which they related.

Share-based payments

Following the introduction of IFRS as adopted by the EU, the Company recorded a total charge to the income statement in 2005 of US$1,368,000 (2004: US$758,000) for share-based payments. Of the 2005 charge US$110,000 (2004: US$ 81,000) was charged against cost of sales. Of the remaining US$1,258,000, US$210,000 (2004:
US$96,000) was charged against research and development and US$1,048,000 (2004:
US$581,000) was charged against selling and general administration expenses.

The expense represents the value of share options granted to directors and employees which is charged to the income statement over the vesting period of the underlying options. The Company has used a trinomial valuation model for the purposes of valuing these share options with the key inputs to the model being the expected volatility over the life of the options, the expected life of the option and the risk free rate. The increase in the expense for 2005 compared to 2004 is due to the full year impact of the 3,162,824 options issued during 2004 plus the impact of a further 1,670,000 options issued during the course of 2005. For further details refer to Note 19 of the Notes to the Consolidated Financial Statements.

4. RETAINED PROFIT

The following table sets forth selected income statement data for each of the periods indicated.

                                YEAR ENDED DECEMBER 31,
                                  2005          2004
                                US$'000       US$'000       % CHANGE
Operating Profit                 6,622         6,187           7
NET FINANCING COSTS              (669)         (522)           28
Profit before tax                5,953         5,665
INCOME TAX (EXPENSE)/CREDIT      (673)           49
Retained profit                  5,280         5,714

Net Financing Costs

Net financing costs increased to US$669,000 compared to US$522,000 in 2004. This increase is primarily due to the impact of IAS 32 Financial Instruments:
Disclosure and Presentation on the interest charge attributable to convertible debentures, which was implemented for the first time in 2005. Under IAS 32, interest on convertible debentures is charged based on an effective interest rate. This effective interest rate includes the nominal interest rate of 3%, a cost ascribed to the equity element of the instrument and the transaction costs incurred at the time the debt was raised. This compares to the charge for 2004 which was based entirely on the nominal interest rate of 3%, as the provisions of IAS 32 did not apply in 2004. The impact of the above increase was partially offset by the lower average level of convertible debt outstanding during 2005 compared with 2004 due to scheduled repayments of the debt. Please refer to "Liquidity and Capital Resources" later in this section for information on Trinity Biotech's use of debt.

Taxation

A tax charge of US$673,000 was incurred in the year ended December 31, 2005. This compares to a tax credit of US$49,000 for 2004. This represented a decrease in current tax in absolute terms of US$439,000 which is more than offset by an increase in deferred tax of US$1,161,000. The decrease in current tax is attributable to an upfront deduction for certain development expenditure and licence fees, primarily in Ireland, for items that have not as yet been expensed in the Company's income statement, and to current year losses in the US, Germany and Sweden. The upfront deductions had the impact of decreasing the current tax charge, primarily in Ireland, and of increasing the Company's deferred tax liability. This increase in the net deferred tax position was partially offset by the increase in the deferred tax asset caused by the current year losses in the US and Germany. The Company was able to offset the current year loss in Sweden against its deferred corporation tax liabilities from previous years. For further details on the Group's tax charge please refer to Note 8 "Income Tax Expense/(Credit)" and Note 12 "Deferred Tax Assets and Liabilities" of the Notes to the Consolidated Financial Statements contained in Item 18 "Financial Statements".

Profit for the year

Profit for the period decreased by US$434,000, from US$5,714,000 to US$5,280,000. As a percentage of consolidated revenues this represents a decrease to 5.3% from 7.1%. This decrease is principally due to the combination of higher SG&A costs (including the impact of share-based payments under IFRS as adopted by the EU), financing costs (mainly due to a change in the basis in calculating interest on convertible debt under IFRS as adopted by the EU) and an increased tax charge more than offsetting the increased gross margins earned from higher sales levels.

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

In June 2003, Trinity Biotech completed a new US$10,000,000 club banking facility with Allied Irish Bank plc and Bank of Scotland (Ireland) Limited. The facility consisted of a five year term loan of US$6,000,000 and a one year revolver of US$4,000,000. The original term loan was repayable in ten equal biannual instalments which commenced on January 2, 2004. At September 1, 2005, the balance on the term loan was US$3,600,000 and US$2,000,000 was drawn down on the revolver facility. In September 2005, Trinity amended this loan facility by increasing the balance on the term loan from US$3,600,000 to US$12,600,000 and renewing the revolver loan of US$2,000,000 for a further year. Under the terms of the amended facility, repayments on the term loan will be paid evenly over 10 instalments, commencing January 2, 2006 and six monthly thereafter. The revolver loan facility was decreased from US$4,000,000 to US$2,000,000, which is fully drawn down at present. This facility is secured on the assets of the Group (see note 27 (c)).Various covenants apply to the Group's bank borrowings, the banks may deem the Company to be in default if such covenants are breached. At December 31, 2005, the total amount outstanding amounted to US$14,413,000. The debt is stated net of unamortised funding costs of US$187,000.

In July 2003, the Company completed a private placement of US$20,000,000 principal amount of 3% convertible debentures. The debentures bear interest at a rate of 3% per annum, convertible into Class 'A' Ordinary Shares of the Company at a price of US$3.55 at the option of the holder.

In December 2003, US$6,355,000 of the US$20,000,000 principal amount of the debentures and US$44,000 of the related accrued interest was converted into 1,802,676 Class 'A' Ordinary Shares of the Company. In January 2004, a further US$427,000 of the principal amount of the debenture was converted into 120,423 Class 'A' Ordinary Shares of the Company. As part of the July 2003 placement, convertible notes in the aggregate principal amount of up to US$5,000,000 could be issued at the option of the investors by the later of January 9, 2004 and the three month anniversary of the effective date of the related registration statement. In March 2004, the investors exercised this option in full and the Company completed a further placement of US$5,000,000 principal amount of 3% convertible debentures. The debentures bear interest at a rate of 3% per annum and are convertible into Class 'A' Ordinary Shares of the Company at a price of US$4 at the option of the holder. All of the above debentures are unsecured and are repayable in ten equal instalments on a quarterly basis. Under the terms of the agreement, the Company has the option to satisfy each repayment either in cash or in shares. If the repayment is to be satisfied in shares, the number of shares will be based on, at the holders' option, either the conversion price or 97% of the volume weighted average price per ADS for the twenty trading days for the period immediately preceding the repayment date. In October 2004, the first principal repayment of US$1,822,000 was made to the debenture holders in cash. Four principal repayments of US$1,822,000 each were made in 2005. Three of these repayments were paid by shares and one repayment by cash. At December 31, 2005, the balance outstanding on the principal amount was $9,039,000. This amount is shown inclusive of accrued interest at year end of $70,000.

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

WORKING CAPITAL

In the Company's opinion the working capital of the Company is sufficient to meet its present requirements

CASH MANAGEMENT

As at December 31, 2005, Trinity Biotech's consolidated cash and cash equivalents, excluding restricted cash were US$9,881,000. This compares to cash and cash equivalents, excluding restricted cash of US$15,139,000 at December 31, 2004. The decrease in cash and cash equivalents at December 31, 2005 is primarily due to cash payments made during the year for the purchase of businesses and plant, property and equipment, the repayment of bank borrowings and the repayment of convertible notes. There was also significant cash inflows in 2004 resulting from the issue of convertibles debenture and the issue of share capital arising on the private placing in January,2004. This resulted in a decrease in cash and cash equivalents of US$5,510,000 during 2005.

The Group also has US$9,000,000(2004: US$7,148,000) which it agrees to keep on deposit with its lending banks and must seek prior approval from these financial institutions before such funds are spent on acquisitions. Resulting from the restrictions on this cash, the US$9,000,000 is shown as a financial asset at December 31, 2005.

The majority of the Group's activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group's euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the euro. Arising from this, the Group pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are cashflow hedging instruments whose objective is to cover a portion of these euro forecasted transactions. The Company expects that its forward contracts as at December 31, 2005 will have a positive impact on the cashflows of the business. At December 31, 2005 forward contracts with a carrying value of (US$44,000) (2004: US$NIL) had a fair value of (US$44,000) (2004: US$418,000).

As at December 31, 2005, year end borrowings were US$27,128,000 and cash and cash equivalents was US$9,881,000 (US$18,881,000 inclusive of restricted cash). For a more comprehensive discussion of the Company's level of borrowings at the end of 2005, the maturity profile of the borrowings, the Company's use of financial instruments, its currency and interest rate structure and its funding and treasury policies please refer to Item 11 "Qualitative and Quantitative Disclosures about Market Risk".

CONTRACTUAL OBLIGATIONS
The following table summarises our minimum contractual obligations and commercial commitments, as of December 31, 2005:

       CONTRACTUAL OBLIGATIONS                                    PAYMENTS DUE BY PERIOD
-----------------------------------   -----------------------------------------------------------------------------
                                                             less than 1                                  more than
                                             Total              year          1-3 Years      3-5 Years     5 years
                                            US$'000            US$'000         US$'000        US$'000      US$'000
                                       ------------------- ---------------- --------------- ------------ ------------
Bank loans                                         17,300            6,734           5,298        5,268            -
Promissory note                                     3,071            3,071               -            -            -
Capital (finance) lease obligations                   668              267             401            -            -
Operating lease obligations                        25,467            2,277           3,934        3,258       15,998
Convertible notes                                   9,175            7,325           1,850            -            -
                                       ------------------- ---------------- --------------- ------------ ------------
Total                                              55,681           19,674          11,483        8,526       15,998
                                       ------------------- ---------------- --------------- ------------ ------------

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

IMPACT OF INFLATION

Although Trinity Biotech's operations are influenced by general economic trends, Trinity Biotech does not believe that inflation had a material effect on its operations for the periods presented. Management believes, however, that continuing national wage inflation in Ireland and the impact of inflation on costs generally will result in a sizeable increase in the Irish facility's operating costs in 2006.

IMPACT OF CURRENCY FLUCTUATION

Trinity Biotech's revenue and expenses are affected by fluctuations in currency exchange rates especially the exchange rate between the US Dollar and the euro. Trinity Biotech's revenues are primarily denominated in US Dollars, its expenses are incurred principally in US Dollars and euro. The weakening of the US Dollar in recent years could have an adverse impact on future profitability. Management are actively seeking to increase the size of the euro revenue base to mitigate this risk. The revenues and costs incurred by US subsidiaries are denominated in US Dollars.

Trinity Biotech holds most of its cash assets in US Dollars. As Trinity Biotech reports in US Dollars, fluctuations in exchange rates do not result in exchange differences on these cash assets. Fluctuations in the exchange rate between the euro and the US Dollar may impact on the Company's euro monetary assets and liabilities and on euro expenses and consequently the Company's earnings.

OFF-BALANCE SHEET ARRANGEMENTS

After consideration of the following items the Company's management have determined that there are no off balance sheet arrangements which need to be reflected in the financial statements.

Leases with related parties

The Company has entered into lease arrangements for premises in Ireland with JRJ Investments ("JRJ"), a partnership owned by Mr O'Caoimh and Dr Walsh, directors of the Company. Independent valuers have advised the Company that the rent fixed with respect to these leases represents a fair market rent.

Research & Development ("R&D") carried out by third parties

Certain of the Group's R&D activities have been outsourced to third parties. These activities are carried out in the normal course of business of these companies and the contractual arrangements have been entered into on an arms length basis.

Joint venture entity

The Company hold a 50% shareholding in a joint venture entity, Primus International LLC, the assets, liabilities, income and expenses of which have been proportionately consolidated in to the financial statements of the Group.

Associate Company

The Company holds a 32% shareholding in an associate company, Chronomed Inc. As at December 31 2005 Chronomed Inc is in a net liability position. Under the shareholder arrangements the Company is not required to meet or guarantee the debts of Chronomed Inc.

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


DEVELOPMENT GROUPS

The Company has research and development groups focusing separately on microtitre based tests, rapid tests, western blot products, clinical chemistry products, coagulation and immunofluorescent assays. These groups are located in Dublin and the US. The Company sub-contracts some research and development to independent researchers based in the US and Europe and from time to time sponsors various projects in universities. The following is a list of the development projects which have been commenced during the last three years and which are still ongoing:

Microtitre Plate Development Group

Development of microtitre plate assay for the detection of EU Lyme IgG and IgM Prompted by the Company's successful Lyme Western Blots and the Company's successful domestic (US) Lyme IgG and IgM EIAs, development was recently completed of two new elisas to specifically detect EU Lyme IgG and IgM. It is anticipated that the kits will be CE marked and the products launched on the market in quarter 2 2006.

One Plate IgMs

The Company has a repertoire of IgM EIA products against various infectious agents. These were originally in a two plate format but a program was initiated to convert these to a one plate format. Work on converting Rubella IgM, Toxo IgM, VZV IgM, Measles IgM and Mumps IgM was completed in 2003. The conversion of HSV 1 IgM, HSV 2 IgM and CMV IgM assays to a one plate format commenced in 2004 and is expected to be completed in 2005. These kits were recently launched outside the United States and the US launch is expected in 2006.

Rapid Development Group

Development of UniGold  LUA Rapid test
The Trinity Biotech Uni-GoldTM Legionella Urinary Antigen (LUA) Test is a rapid test intended as an adjunct to culture and other methods for the presumptive diagnosis of Legionnaire's Disease by qualitative detection of Legionella pneumophila serogroup 1 antigen in human urine. The development of this test commenced in January 2005 and development work was completed by December 2005, including successful transfer of product from product development to production scale. The product has also undergone successful external performance evaluation and it is anticipated to complete CE marking in March 2006 for launch in quarter 2, 2006.

Western Blot Development Group

HIV Western Blot

Trinity Biotech has developed a western blot test for detecting antibodies to HIV for use as a diagnostic and confirmatory product in blood banks. The products have been designed and developed at the Trinity Biotech plc facility in Carlsbad California where the Company has established a long history in Western Blot products. The development work on the Recombigen(R) HIV-1 Western Blot was completed during the first half of 2004. An Investigational New Drug (IND) application was completed and submitted to the CBER division of the FDA on July 20, 2004. Approval for this application was granted by the FDA on September 24, 2004. This application outlined the manufacturing processes for the product and defined the clinical trials to be performed on the product to support a BLA application. Further refinement of the design, raw material evaluations and process continued in 2005. Clinical trials and product validation are planned for completion in 2006. Once all trials are complete a BLA application will be made. This product is available for evaluation use outside of the US.

EU Lyme + VlsE IgG and IgM Western Blots.

Prompted by the Company's successful EU Lyme Western Blot, development was completed on an update and enhancement to the blot by addition of the VlsE antigen. This development was successful and resulted in the CE marking and launch of the new EU Lyme +VlsE western blots in 2005.

Clinical Chemistry

Primus Corporation initiated a feasibility study on a haemoglobin A1c rapid gel point of care product in 2004 which included successful preliminary separation gel synthesis which was combined with a prototype reproducible optical detector/reader. Full development of this product continued in 2005 with the generation of a detector which allowed accurate optical detection, barcode reading capability and operator ease of use characteristics. The development also included the generation of suitable software and finalization of the gel synthesis procedure followed by verification and stability assessment. This was followed in 2005 by external performance evaluation and data generation to support FDA submission. The performance evaluation is due for completion in early 2006 followed by submission to the FDA. FDA approval along with CLIA waiver is expected during 2006.

Haemostasis Development Group

Destiny Max Development Project

The Destiny Max Instrument is intended to meet the requirements of large laboratories, commercial laboratories, reference laboratories and anti-coagulation clinics (High Volume Laboratories). The Destiny Max instrumentation development project is intended to provide the necessary test types and throughputs required for this market segment. In so doing, Trinity Biotech will be able to compete effectively in an overall system approach whereby placement of the Destiny Max Instruments will drive a requirement for increased sales of the associated Trinity Biotech reagents, controls and accessories. In 2005, the technical feasibility of the project has been assessed and a technical plan has been developed and initiated. A comprehensive set of requirements specifications have been developed in conjunction with target market representatives. Development is now underway in all aspects of the product design including User Software, Automation Software, Mechanical Hardware, Electronic Design and Product Modelling and this will continue into 2006. Development is targeted for completion by end of 2006 with validation commencing in Q1 2007. Launch of the instrument onto the market is expected mid 2007.

D-Dimer Latex Agglutination Assay

The measurement of D-Dimer levels in patient's blood is a useful tool in the diagnosis of DVT (deep vein thrombosis) and PE (pulmonary embolism). One of the main functions of the D-Dimer assay is to aid the clinician in deriving a diagnosis of exclusion of DVT (a DVT rule out test) thus reducing the requirement for further expensive imaging testing of patients that are truly DVT negative. Trinity currently has several leading D-Dimer assays, one of which is for use on its Amax/Destiny instrument range. The aim of the current R&D project is to redesign and improve the current D-Dimer kit by increasing the dynamic range of the associated calibration curve of the assay such that the end user obtains even better discrimination between positive and negative D-Dimer samples and hence obtains fewer false positives and negatives. The aim is to also optimise the assay for use across Trinity's entire instrument range including the DestinyMax instrument. Initial feasibility of the improved assay commenced in 2005. Full development of this product will continue on 2006 with an expected external evaluation in early 2007 to support a subsequent 510K submission.

Immunofluorescent Assay Development Group

Research is also ongoing on redesigning various immunofluorescent assays from indirect assays to direct assays. This redevelopment will make the products more user friendly and reduce assay time.

VRK DFA kit

This is a test for the detection of Influenza A and B, RSV (Respiratory syncytial virus), Para Influenza 1, 2, and 3 and Adenovirus in both patient specimens and culture samples. It employs a one step method versus the two step method of the indirect format, allowing the differentiation of various viruses responsible for respiratory system infections. Such a product will complement the existing RSV DFA kit. This product was prepared for external clinical performance evaluation which commenced in January 2006 during the 2005/2006 northern hemisphere flu season. The data will subsequently be submitted for 510(k) approval later in 2006.

For the 12 months ended December 31, 2005, the Company recognised expenditure of US$6,070,000 on research and development in the income statement. This expense consists of salary costs, reagents, consultancy fees and other related costs. This is broadly comparable with the expense recognised in 2004 of US$4,744,000. For detail on capitalised development expenditure, see item 18, Financial Statements, Note 11.

TREND INFORMATION

For information on trends in future operating expenses and capital resources, see "Results of Operations", "Liquidity and Capital Resources" and "Impact of Inflation" under Item 5.


ITEM 6
                         DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

Name                         Age       Title

Ronan O'Caoimh               50        Chairman of the Board of Directors
                                       Chief Executive Officer

Brendan K. Farrell           58        Director, President

Jim Walsh PhD                47        Director, Chief Operating Officer

Rory Nealon                  38        Director, Chief Financial Officer,
                                       Company Secretary

Denis R. Burger, PhD         62        Non Executive Director

Peter Coyne                  46        Non Executive Director

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

                     COMPENSATION OF DIRECTORS AND OFFICERS

The remuneration committee is responsible for determining the remuneration of the executive directors. The basis for the executive directors' remuneration and level of annual bonuses is determined by the remuneration committee of the board. In all cases, bonuses and the granting of share options are subject to stringent performance criteria. The remuneration committee consists of Dr Denis Burger (committee chairman and senior independent director), Mr Peter Coyne and Mr Ronan O'Caoimh. Directors' remuneration shown below comprises salaries, pension contributions and other benefits and emoluments in respect of executive directors. Non-executive directors are remunerated by fees and the granting of share options. Non-executive directors who perform additional services on the audit committee or remuneration committee receive additional fees. The fees payable to non-executive directors are determined by the Board. Each director is reimbursed for expenses incurred in attending meetings of the board of directors.


Director                                                              Defined
                                               Performance       contribution              Total              Total
                         Salary/ Benefits    related bonus            pension               2005               2004
                                  US$'000          US$'000            US$'000            US$'000            US$'000
Ronan O'Caoimh                        482              123                 59                664                508
Brendan Farrell                       356               76                 27                459                341
Rory Nealon                           205               44                 18                267                237
Jim Walsh                             357               49                 27                433                351
                        ------------------ ---------------- ------------------ ------------------ ------------------
                                    1,400              292                131              1,823              1,437
                        ------------------ ---------------- ------------------ ------------------ ------------------


Non-executive director                                                                     Total              Total
                                     Fees                                                   2005               2004
                                  US$'000                                                US$'000            US$'000
Denis R. Burger                        30                                                     30                 28
Peter Coyne                            30                                                     30                 28
                        ------------------ ---------------- ------------------ ------------------ ------------------
                                       60                                                     60                 56
                        ------------------ ---------------- ------------------ ------------------ ------------------

As at December 31, 2005 there are no amounts which are set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.

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

Because the Company is a foreign private issuer, it is not required to comply with all of the corporate governance requirements set forth in Nasdaq Rule 4350 as they apply to U.S. domestic companies. The Company's corporate governance measures differ in the following significant ways. First, the audit committee of the Company currently consists of two members - while U.S. domestic companies listed on Nasdaq are required to have three members on their audit committee. Second, the board of directors of the Company has only two independent, non-executive directors, while U.S. domestic companies are required to have a majority of independent directors on their board. In addition, the Company has not appointed an independent nominations committee or adopted a board resolution addressing the nominations process. Finally, the Company's Chief Executive Officer serves on the Company's remuneration committee with two non-executive independent directors, while U.S domestic companies are required to have executive officer compensation determined by a remuneration committee comprised solely of independent directors or a majority of the independent directors.

In respect of the practices noted above, the Company's practices conform with its home legislation in lieu of Nasdaq Rule 4350.

                                    EMPLOYEES

As of December 31, 2005, Trinity Biotech had 734 employees (2004: 675) consisting of 1 research director and 41 research scientists and technicians, 466 manufacturing and quality assurance employees, and 226 finance, administration and marketing staff (2004: a research director and 40 research scientists and technicians, 411 manufacturing and quality assurance employees, and 223 finance, administration and marketing staff). Trinity Biotech's future hiring levels will depend on the growth of revenues.

The geographic spread of the Company's employees was as follows: 342 in Bray, Co. Wicklow, Ireland, 90 in Germany, 9 in Sweden, 5 in the United Kingdom and 288 in its US operations.


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

The exercise price of options is determined by the compensation committee. The term of an option will be determined by the compensation committee, provided that the term may not exceed seven years from the date of grant. All options will terminate 90 days after termination of the option holder's employment, service or consultancy with Trinity Biotech (or one year after such termination because of death or disability) except where a longer period is approved by the Board of Directors. Under certain circumstances involving a change in control of Trinity Biotech, the committee may accelerate the exercisability and termination of the options. As of February 28, 2006, 4,211,665 of the options outstanding were held by directors and officers of Trinity Biotech.

As of February 28, 2006 the following options were outstanding:

                               Number of 'A'         Range of                Range of
                               Ordinary Shares       Exercise Price          Exercise Price
                               Subject to Option     per Ordinary Share      per ADS

Total options outstanding      7,506,300             US$0.81-US$5.00         US$3.24-US$20.00

In addition, the Company granted warrants to purchase 940,405 Class 'A' Ordinary Shares at prices ranging from $1.50 to $2.75 per ordinary share to agents who were involved in the Company's private placements in 1994, 1995 and 1999 and the debenture issues in 1997, 1999 and 2002. A further warrant to purchase 100,000 Class 'A' Ordinary Shares was granted to a consultant of the Company. In January 2004, the Company has completed a private placement, as part of this the investors were granted five year warrants to purchase an aggregate of 1,058,824 Class 'A' Ordinary Shares of the Company at an exercise price of US$5.25 per ordinary share and the agent received 200,000 warrants to purchase 200,000 Class 'A' Ordinary Shares of the Company at an exercise price of US$5.25 per ordinary share. As of February 28, 2005 there were warrants to purchase 1,317,324 Class 'A' Ordinary Shares in the Company outstanding.

ITEM 7
                             MAJOR SHAREHOLDERS AND
                           RELATED PARTY TRANSACTIONS

As of February 28, 2006 Trinity Biotech has outstanding 60,066,357 'A' Ordinary shares and 700,000 'B' Ordinary shares. Such totals exclude 8,823,624 shares issuable upon the exercise of outstanding options and warrants.

The following table sets forth, as of February 28, 2006, the Trinity Biotech 'A' Ordinary Shares and 'B' Ordinary Shares beneficially held by (i) each person believed by Trinity Biotech to beneficially hold 5% or more of such shares, (ii) each director and officer of Trinity Biotech, and (iii) all officers and directors as a group. Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated. The Company is not controlled by another corporation or government.

                                Number of 'A'       Percentage      Number of 'B'        Percentage
                              Ordinary Shares      Outstanding    Ordinary Shares   Outstanding 'B'      Percentage
                           Beneficially Owned     'A' Ordinary       Beneficially   Ordinary Shares           Total
                                                        Shares              Owned                      Voting Power
Ronan O'Caoimh                  4,253,621 (1)             7.1%                  0                 0            6.9%

Brendan Farrell                 1,549,135 (2)             2.6%                  0                 0            2.5%

Rory Nealon                       343,750 (3)             0.6%                  0                 0            0.6%

Jim Walsh                       1,739,865 (4)             2.9%                  0                 0            2.8%

Denis R. Burger                   115,333 (5)             0.2%                  0                 0            0.2%

Peter Coyne                        88,333 (6)             0.1%                  0                 0            0.1%

Potenza Investments Inc,                    0                0        500,000 (7)             71.4%            1.6%
("Potenza")
Statenhof Building,
Reaal 2A
23 50AA Leiderdorp
Netherlands

Officers and Directors
as a group (6 persons)              8,090,037            13.5%                  0                 0           13.2%
                           (1)(2)(3)(4)(5)(6)

(1)   Includes 562,166 shares issuable upon exercise of options.

(2)   Includes 960,000 shares issuable upon exercise of options.

(3)   Includes 143,750 shares issuable upon exercise of options.

(4)   Includes 386,250 shares issuable upon exercise of options.

(5)   Includes 68,333 shares issuable upon exercise of options.

(6)   Includes 88,333 shares issuable upon exercise of options.

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

ITEM 8
                              FINANCIAL STATEMENTS

                                LEGAL PROCEEDINGS

DISPUTE REGARDING THE DISTRIBUTION AGREEMENT WITH INVERNESS MEDICAL INNOVATIONS INC

In December 2003, the Company initiated legal proceedings in the Superior Court of Middlesex County, Massachusetts against Inverness Medical and its affiliate Wampole (collectively, Defendants) for declaratory judgment, breach of contract and unfair and deceptive business practices in connection with the Defendants' performance under a distribution agreement initially entered into in 1995 by Clark Laboratories Inc (now part of the Trinity Biotech Group) and subsequently amended in 2002. Inverness Medical, through its affiliate, Wampole Laboratories, has acted as exclusive distributor for certain of Trinity Biotech's infectious disease products in the US. This exclusivity ended on September 30, 2004, at which time it had been agreed that both Trinity Biotech and Inverness Medical would sell the products under their respective labels. Among other things, the suit requested a judgement declaring that Trinity was entitled to sell certain products directly in the US and Puerto Rico before October 1, 2004 under the terms of the 2002 amendment to the distribution agreement. The suit also alleged that the Defendants were attempting to convert customers from Trinity's products to products manufactured by a competitor (which were modified to look like the Trinity products) by misrepresenting to the customers that the Trinity product was unavailable and was being discontinued. In January 2004, the Defendants countersued alleging, among other things, various breaches of the distribution agreement and subsequent amendments, and that Defendants were entitled to rescind the distribution agreement and any amendments thereto, including any agreement to grant certain intellectual property rights to Trinity. The Defendants sought a preliminary injunction to prevent Trinity from selling directly in the Territory any of its products which are competitive with products sold by the Defendants and sourced from other suppliers. The Superior Court of Middlesex County, Massachusetts, denied this motion for a preliminary injunction on January 28, 2004. In April of 2004, Trinity amended its complaint to add additional claims alleging breaches of the distribution agreement by the Defendants. In May of 2004, the Defendants amended their counterclaims to add claims alleging, among other things, that Trinity was selling certain products without a license. Following the expiration of the Defendants' exclusive distribution rights under the distribution agreement on October 1, 2004, Trinity moved to amend its complaint to eliminate the declaratory judgment claims and add additional claims for breach of the distribution agreement and tortious interference with advantageous business relations that had arisen after December 2003. The Defendants filed a cross-motion to amend their complaint. On April 22, 2005, the court granted both parties' motions to amend. The case is currently in the discovery phase. It is possible that the Company will incur a loss arising out of this legal case. However, it is currently not possible to quantify the amount of this potential loss. Please see also Item 4, "Distribution Agreement between Trinity Biotech USA and Carter Wallace".

ITEM 9
                              THE OFFER AND LISTING

Trinity Biotech's American Depository Shares ("ADSs") are listed on the NASDAQ National Cap Market under the symbol "TRIB". The Company's Class B Warrant (symbol "TRIZF"), expired on February 28, 1999. Each ADS represents four 'A' Ordinary Shares of the Company. The Company's 'A' Ordinary Shares are also listed and trade on the Irish Stock Exchange. The Company's depository bank for the ADSs is The Bank of New York. On February 28, 2006, the reported closing sale price of the ADSs was US$8.85 per ADS. The following tables set forth the range of quoted high and low sale prices of Trinity Biotech's ADS, and Class B Warrants for (a) the years ended December 31, 2001, 2002, 2003, 2004 and 2005;
(b) the quarters ended March 31, June 30, September 30 and December 31, 2004; March 31, June 30, September 30 and December 31, 2005; and (c) the months of March, April, May, June, July, August, September, October, November and December 2005 and January and February 2005 as reported on NASDAQ. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                               ADSs
                                       High         Low
YEAR ENDED DECEMBER 31

2001                                    $12.88     $3.88
2002                                     $7.44     $3.56
2003                                    $26.88     $5.00
2004                                    $23.96     $9.40
2005                                    $11.72     $6.28


2004
Quarter ended March 31                 $23.96      $14.08

Quarter ended June 30                  $15.24      $10.80

Quarter ended September 30             $13.68       $9.44

Quarter ended December 31              $12.72      $10.40

2005
Quarter ended March 31                 $11.72      $10.00

Quarter ended June 30                   $9.88       $6.28

Quarter ended September 30              $8.76       $6.34

Quarter ended December 31               $8.27       $6.67

MONTH ENDED
March 31, 2005                         $11.72      $10.80
April 30, 2005                          $9.88       $7.92
May 31, 2005                            $7.96       $6.28
June 30, 2005                           $8.16       $6.29
July 31, 2005                           $7.82       $6.37
August 31, 2005                         $6.95       $6.34
September 30, 2005                      $8.77       $7.00
October 31, 2005                        $6.70       $7.42
November 30, 2005                       $8.27       $6.67
December 31, 2005                       $8.25       $8.00
January 31, 2006                        $9.26       $8.20
February 28, 2006                       $8.96       $8.30


The number of record holders of Trinity Biotech's ADSs as at February 28, 2006 amounts to 359, inclusive of those brokerage firms and/or clearing houses holding Trinity Biotech's securities for their clientele (with each such brokerage house and/or clearing house being considered as one holder).


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

The Company may, subject to the provisions of the Companies Acts, 1963 to 2005 of Ireland, issue any share on the terms that it is, or at the option of the Company is to be liable, to be redeemed on such terms and in such manner as the Company may determine by special resolution. Before recommending a dividend, the directors may reserve out of the profits of the Company such sums as they think proper which shall be applicable for any purpose to which the profits of the Company may properly be applied and, pending such application, may be either employed in the business of the Company or be invested in such investments (other than shares of the Company or of its holding company (if any)) as the directors may from time to time think fit.

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

CALLING OF AGM'S AND EGM'S OF SHAREHOLDERS

The Company must hold a general meeting as its annual general meeting each year. Not more than 15 months can elapse between annual general meetings. The annual general meetings are held at such time and place as the directors determine and all other general meetings are called extraordinary general meetings. Every general meeting shall be held in Ireland unless all of the members entitled to attend and vote at it consent in writing to it being held elsewhere or a resolution providing that it be held elsewhere was passed at the preceding annual general meeting. The directors may at any time call an extraordinary general meeting and such meetings may also be convened on such requisition, or in default may be convened by such requisitions, as is provided by the Companies Acts, 1963 to 2005 of Ireland. In the case of an annual general meeting or a meeting at which a special resolution is proposed, 21 clear days notice of the meeting is required and in any other case it is seven clear days notice. Notice must be given in writing to all members and to the auditors and must state the details specified in the Articles of Association. A general meeting (other than one at which a special resolution is to be proposed) may be called on shorter notice subject to the agreement of the auditors and all members entitled to attend and vote at it. In certain circumstances provided in the Companies Acts, 1963 to 2005 of Ireland, extended notice is required. These include removal of a director. No business may be transacted at a general meeting unless a quorum is present. Five members present in person or by proxy (not being less than five individuals) representing not less than 40% of the ordinary shares shall be a quorum. The Company is not obliged to serve notices upon members who have addresses outside Ireland and the US but otherwise there are no limitations in the Articles of Association or under Irish law restricting the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares in the Company.

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

This summary is of a general nature only. It does not constitute legal or tax advice nor does it discuss all aspects of Irish taxation that may be relevant to any particular Irish Holder or US Holder of ordinary shares or ADSs.

This summary does not discuss all aspects of Irish and US federal income taxation that may be relevant to a particular holder of Trinity Biotech ADSs in light of the holder's own circumstances or to certain types of investors subject to special treatment under applicable tax laws (for example, financial institutions, life insurance companies, tax-exempt organisations, and non-US taxpayers) and it does not discuss any tax consequences arising under the laws of taxing jurisdictions other than the Republic of Ireland and the US federal government. The tax treatment of holders of Trinity Biotech ADSs may vary depending upon each holder's own particular situation.

Prospective purchasers of Trinity Biotech ADSs are advised to consult their own tax advisors as to the US, Irish or other tax consequences of the purchase, ownership and disposition of such ADSs.


US FEDERAL INCOME TAX CONSEQUENCES TO US HOLDERS

The following is a summary of the material US federal income tax consequences that generally would apply with respect to the ownership and disposition of Trinity Biotech ADSs, in the case of a purchaser of such ADSs who is a US Holder (as defined below) and who holds the ADSs as capital assets. This summary is based on the US Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. For the purposes of this summary, a US Holder is: an individual who is a citizen or a resident of the United States; a corporation created or organised in or under the laws of the United States or any political subdivision thereof; an estate whose income is subject to US federal income tax regardless of its source; or a trust that
(a) is subject to the primary supervision of a court within the United States and the control of one or more US persons or (b) has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

This summary does not address all tax considerations that may be relevant with respect to an investment in ADSs. This summary does not discuss all the tax consequences that may be relevant to a US holder in light of such holder's particular circumstances or to US holders subject to special rules, including persons that are non US holders, broker dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax exempt organisations, regulated investment companies, non-resident aliens of the US or taxpayers whose functional currency is not the dollar, persons who hold ADSs through partnerships or other pass-through entities, persons who acquired their ADSs through the exercise or cancellation of employee stock options or otherwise as compensation for services, investors that actually or constructively own 10% or more of Trinity Biotech's voting shares, and investors holding ADSs as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

If a partnership or an entity treated as a partnership for US federal income tax purposes owns ADSs, the US federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ADSs, the partners in such partnership should consult their tax advisors about the US federal income tax consequences of holding and disposing of ADSs.

This summary does not address the effect of any US federal taxation other than US federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation. You are urged to consult your tax advisors regarding the foreign and US federal, state and local tax considerations of an investment in ADSs.

For US federal income tax purposes, US Holders of Trinity Biotech ADSs will be treated as owning the underlying Class 'A' Ordinary Shares, or ADSs, represented by the ADSs held by them. The gross amount of any distribution made by Trinity Biotech to US Holders with respect to the underlying shares represented by the ADSs held by them, including the amount of any Irish taxes withheld from such distribution, will be treated for US federal income tax purposes as a dividend to the extent of Trinity Biotech's current and accumulated earnings and profits, as determined for US federal income tax purposes. The amount of any such distribution that exceeds Trinity Biotech's current and accumulated earnings and profits will be applied against and reduce a US Holder's tax basis in the holder's ADSs, and any amount of the distribution remaining after the holder's tax basis has been reduced to zero will constitute capital gain. The capital gain will be treated as a long-term, or short-term, capital gain depending on whether or not the holder's ADSs have been held for more than one year as of the date of the distribution.

Dividends paid by Trinity Biotech generally will not qualify for the dividends received deduction otherwise available to US corporate shareholders.

Subject to complex limitations, any Irish withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a US Holder's US federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the US federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or, in the case of certain US Holders, financial services income for US foreign tax credit purposes. US Holders should note that recently enacted legislation eliminates the "financial services income" category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to "passive category income" and "general category income." Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion below. A US Holder will be denied a foreign tax credit with respect to Irish income tax withheld from dividends received on the ordinary shares to the extent such US Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such US Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a US Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, "qualified dividend income" received by a noncorporate US Holder in tax years beginning on or before December 31, 2008 will be subject to tax at a reduced maximum tax rate of 15%. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15% rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Ireland (the "Treaty") or (ii) the ADSs are readily tradable on an established securities market in the US and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ADSs currently are readily tradable on an established securities market in the US. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ADSs, the US Holder must have held such ADSs for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. US Holders of Trinity Biotech ADSs should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Upon a sale or exchange of ADSs, a US Holder will recognise a gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realised on the sale or exchange and the holder's adjusted tax basis in the ADSs sold or exchanged. Such gain or loss generally will be capital gain or loss and will be long-term or short-term capital gain or loss depending on whether the US Holder has held the ADSs sold or exchanged for more than one year at the time of the sale or exchange.

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

If Trinity Biotech were to become a PFIC, a US Holder of Trinity Biotech ADSs would be required to allocate to each day in the holding period for such holder's ADSs a pro rata portion of any distribution received (or deemed to be received) by the holder from Trinity Biotech, to the extent the distribution so received constitutes an "excess distribution," as defined under US federal income tax law. Generally, a distribution received during a taxable year by a US Holder with respect to the underlying shares represented by any of the holder's ADSs would be treated as an "excess distribution" to the extent that the distribution so received, plus all other distributions received (or deemed to be received) by the holder during the taxable year with respect to such underlying shares, is greater than 125% of the average annual distributions received by the holder with respect to such underlying shares during the three preceding years (or during such shorter period as the US Holder may have held the ADSs). Any portion of an excess distribution that is treated as allocable to one or more taxable years prior to the year of distribution during which Trinity Biotech was classified as a PFIC would be subject to US federal income tax in the year in which the excess distribution is made, but it would be subject to tax at the highest tax rate applicable to the holder in the prior tax year or years. The holder also would be subject to an interest charge, in the year in which the excess distribution is made, on the amount of taxes deemed to have been deferred with respect to the excess distribution. In addition, any gain recognised on a sale or other disposition of a US Holder's ADSs, including any gain recognised on a liquidation of Trinity Biotech, would be treated in the same manner as an excess distribution. Any such gain would be treated as ordinary income rather than as capital gain. Finally, the 15% reduced US federal income tax rate otherwise applicable to dividend income as discussed above, will not apply to any distribution made by Trinity Biotech in any taxable year in which it is a PFIC (or made in the taxable year following any such year), whether or not the distribution is an "excess distribution".

If Trinity Biotech became a PFIC, a US Holder may make a "qualifying electing fund" election in the year Trinity Biotech first becomes a PFIC or in the year the holder acquires the shares, whichever is later, This election provides for a current inclusion of Trinity Biotech's ordinary income and capital gain income in the US Holder's US taxable income. In return, any gain on sale or other disposition of a US Holder's ADRs in Trinity Biotech, if it were classified as a PFIC, will be treated as capital, and the interest penalty will not be imposed. This election is not made by Trinity Biotech, but by each US Holder.

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

Any undistributed Subpart F income included in a US Holder's income for any year would be added to the tax basis of the US Holder's ADSs. Amounts distributed by Trinity Biotech to the US Holder in any subsequent year would not be subject to further US federal income tax in the year of distribution, to the extent attributable to amounts so included in the US Holder's income in prior years under the CFC rules but would be treated, instead, as a reduction in the tax basis of the US Holder's ADSs, the PFIC rules discussed above would not apply to any undistributed Subpart F income required to be included in a US Holder's income under the CFC rules, or to the amount of any distributions received from Trinity Biotech that were attributable to amounts so included.

Distributions made with respect to underlying shares represented by ADSs may be subject to information reporting to the US Internal Revenue Service and to US backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if the holder (i) is a corporation or comes within certain exempt categories, and demonstrates its eligibility for exemption when so required, or (ii) furnishes a correct taxpayer identification number and makes any other required certification.

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

US Holders may be subject to state or local income and other taxes with respect to their ownership and disposition of ADSs. US Holders of ADSs should consult their own tax advisers as to the applicability and effect of any such taxes.

REPUBLIC OF IRELAND TAXATION

For the purposes of this summary, an "Irish Holder" means a holder of ordinary shares or ADSs evidenced by ADSs that (i) beneficially owns the ordinary shares or ADSs registered in their name; (ii) in the case of individual holders, are resident, ordinarily resident and domiciled in Ireland under Irish taxation laws; (iii) in the case of holders that are companies, are resident in Ireland under Irish taxation laws; and (iv) are not also resident in any other country under any double taxation agreement entered into by Ireland.

For Irish taxation purposes, Irish Holders of ADSs will be treated as the owners of the underlying ordinary shares represented by such ADSs.

Solely for the purposes of this summary of Irish Tax Considerations, a "US Holder" means a holder of ordinary shares or ADSs evidenced by ADSs that (i) beneficially owns the ordinary shares or ADSs registered in their name; (ii) is resident in the United States for the purposes of the Republic of Ireland/United States Double Taxation Convention (the Treaty); (iii) in the case of an individual holder, is not also resident or ordinarily resident in Ireland for Irish tax purposes; (iv) in the case of a corporate holder, is not a resident in Ireland for Irish tax purposes and is not ultimately controlled by persons resident in Ireland; and (v) is not engaged in any trade or business and does not perform independent personal services through a permanent establishment or fixed base in Ireland.

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

Corporate shareholders that are not resident in Ireland and who are ultimately controlled by persons resident in the US (or certain other countries) or corporate holders of ordinary shares resident in a relevant territory (being a country with which Ireland has a double tax treaty, which includes the United States) or resident in a member state of the European Union other than Ireland which are not controlled by Irish residents or whose principal class of shares or its 75% parent's principal class of shares are substantially or regularly traded on a recognised stock exchange in a country with which Ireland has a tax treaty, may receive dividends free of DWT where they provide Trinity Biotech with the relevant declaration, auditors' certificate and Irish Revenue Commissioners' certificate or a certificate from the tax authority in the relevant territory as required by Irish law.

US resident holders of ordinary shares (as opposed to ADSs) should note that these documentation requirements may be burdensome. As described below, these documentation requirements do not apply in the case of holders of ADSs. US resident holders who do not comply with the documentation requirements or otherwise do not qualify for an exemption may be able to claim treaty benefits under the treaty. US resident holders who are entitled to benefits under the treaty will be able to claim a partial refund of DWT from the Irish Revenue Commissioners.

Special DWT arrangements are available in the case of shares held by US resident holders in Irish companies through American depository banks using ADSs who enter into intermediary agreements with the Irish Revenue Commissioners. Under such agreements, American depository banks who receive dividends from Irish companies and pay the dividends on to the US resident ADS holders are allowed to receive and pass on a dividend from the Irish company on a gross basis (without any withholding) if:

      o the depository bank's ADS register shows that the direct beneficial owner has a US address on the register, or

      o there is an intermediary between the depository bank and the beneficial shareholder and the depository bank receives confirmation from the intermediary that the beneficial shareholder's address in the intermediary's records is in the US.

Where the above procedures have not been complied with and DWT is withheld from dividend payments to US Holders of ordinary shares or ADSs evidenced by ADSs, such US Holders can apply to the Irish Revenue Commissioners claiming a full refund of DWT paid by filing a declaration, a certificate of residency and, in the case of US Holders that are corporations, an auditor's certificate, each in the form prescribed by the Irish Revenue Commissioners.

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

Disposals of Ordinary Shares or ADSs

Irish Holders that acquire ordinary shares or ADSs will generally be considered, for Irish tax purposes, to have acquired their ordinary shares or ADSs at a base cost equal to the amount paid for the ordinary shares or ADSs. On subsequent dispositions, ordinary shares or ADSs acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a "first in first out" basis before ordinary shares or ADSs acquired at a later time.

Irish Holders that dispose of their ordinary shares or ADSs will be subject to Irish capital gains tax (CGT) to the extent that the proceeds realised from such disposition exceed the indexed base cost of the ordinary shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 20%. Indexation of the base cost of the ordinary shares or ADSs will only be available up to December 31, 2002, and only in respect of ordinary shares or ADSs held for more than 12 months prior to their disposal.

Irish Holders that have unutilised capital losses from other sources in the current, or any previous tax year, can generally apply such losses to reduce gains realised on the disposal of the ordinary shares or ADSs.

An annual exemption allows individuals to realise chargeable gains of up to
(euro)1,270 in each tax year without giving rise to CGT. This exemption is specific to the individual and cannot be transferred between spouses. Irish Holders are required, under Ireland's self-assessment system, to file a tax return reporting any chargeable gains arising to them in a particular tax year.

Where disposal proceeds are received in a currency other than euro they must be translated into amounts to calculate the amount of any chargeable gain or loss. Similarly, acquisition costs denominated in a currency other than euro must be translated at the date of acquisition in euro amounts.

Irish Holders that realise a loss on the disposition of ordinary shares or ADSs will generally be entitled to offset such allowable losses against capital gains realised from other sources in determining their CGT liability in a year. Allowable losses which remain unrelieved in a year may generally be carried forward indefinitely for CGT purposes and applied against capital gains in future years.

Transfers between spouses will not give rise to any chargeable gain or loss for CGT purposes with the acquiring spouse acquiring the same pro rata base cost and acquisition date as that of the transferring spouse.

US Holders will not be subject to Irish capital gains tax (CGT) on the disposal of ordinary shares or ADSs provided that such ordinary shares or ADSs are quoted on a stock exchange at the time of disposition. A stock exchange for this purpose includes, among others, the Irish Stock Exchange (the ISE) or the Nasdaq National Market (NASDAQ). While it is our intention to continue the quotation of our ordinary shares on the ISE and the quotation of ADSs on NASDAQ, no assurances can be given in this regard.

If, for any reason, our ADSs cease to be quoted on NASDAQ and our ordinary shares cease to be quoted on the ISE, US Holders will not be subject to CGT on the disposal of their ordinary shares or ADSs provided that the ordinary shares or ADSs do not, at the time of the disposal, derive the greater part of their value from land, buildings, minerals, or mineral rights or exploration rights in Ireland.

A gift or inheritance of ordinary shares or ADSs will be within the charge to capital acquisitions tax, regardless of where the disponer or the donee/successor in relation to the gift/inheritance is domiciled, resident or ordinarily resident. The capital acquisitions tax is charged at a rate of 20% on the taxable value of the gift or inheritance above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits, received within the group threshold since December 5, 1991, which are within the charge to the capital acquisitions tax and the relationship between the former holder and the successor. Gifts and inheritances between spouses are not subject to the capital acquisitions tax. Gifts of up to
(euro)3,000 can be received each year from any given individual without triggering a charge to capital acquisitions tax. Where a charge to Irish CGT and capital acquisitions tax arises on the same event, capital acquisitions tax payable on the event can be reduced by the amount of the CGT payable. There should be no clawback of the same event credit of CGT offset against capital acquisitions tax provided the donee/successor does not dispose of the ordinary shares or ADRs within two years from the date of gift/inheritance.


The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited, in whole or in part, against tax payable in the United States, in the case where an inheritance of ordinary shares or ADSs is subject to both Irish capital acquisitions tax and US federal estate tax. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.

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

Transfers of ADSs are exempt from Irish stamp duty as long as the ADSs are quoted on any recognised stock exchange in the US or Canada.

Transfers of ordinary shares from the Depositary or the Depositary's custodian upon surrender of ADSs for the purposes of withdrawing the underlying ordinary shares from the ADS system, and transfers of ordinary shares to the Depositary or the Depositary's custodian for the purposes of transferring ordinary shares onto the ADS system, will be stampable at the ad valorem rate of 1% of the value of the shares transferred if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of ordinary shares. Such transfers will be exempt from Irish stamp duty if the transfer does not relate to or involve any change in the beneficial ownership in the underlying ordinary shares and the transfer form contains the appropriate certification. In the absence of an appropriate certification, stamp duty will be applied at the nominal rate of (euro)12.50.

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

                              DOCUMENTS ON DISPLAY

This annual report and the exhibits thereto and any other document that we have to file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov). You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission's website at http://www.sec.gov, and may obtain copies of our filings from the public reference room by calling (202) 551-8090. The Exchange Act file number for our Securities and Exchange Commission filings is 000-22320.

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

Trinity Biotech uses a range of financial instruments (including cash, bank borrowings, convertible notes, promissory notes and finance leases) to fund its operations. These instruments are used to manage the liquidity of the Company in a cost effective, low-risk manner. Working capital management is a key additional element in the effective management of overall liquidity. The Company does not trade in financial instruments or derivatives.

The main risks arising from the utilisation of these financial instruments are interest rate risk, liquidity risk and foreign exchange risk.

The Company's reported net income, net assets and gearing (net debt expressed as a percentage of shareholders' equity) are all affected by movements in foreign exchange rates.

The Company borrows in appropriate currencies at fixed and floating rates of interest. Year-end borrowings, net of cash and cash equivalents and restricted cash totalled US$8,247,000 (2004: US$2,393,000) at interest rates ranging from 3% to 5.65% and including US$9,715,000 of fixed rate debt at interest rates ranging from 3% to 5% (2004: US$16,680,000 at interest rates ranging from 5% to 6.60%). In broad terms, a one-percentage point increase in interest rates would increase interest income by US$189,000 (2004: US$223,000) and increase the interest expense by US$174,000 (2004: US$73,000).

Long-term borrowing requirements are met by funding in the US and Ireland. Short-term borrowing requirements are primarily drawn under committed bank facilities. At the year-end, 55% of gross debt fell due for repayment within one year.

The majority of the Group's activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group's euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the euro. Arising from this, the Group pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are cashflow hedging instruments whose objective is to cover a portion of these euro forecasted transactions. With an increasing level of euro denominated sales, the Group anticipates that, over the next three years, a higher proportion of its non-US Dollar expenses will be matched by non-US Dollar revenues. The Group had foreign currency denominated cash balances equivalent to US$1,486,000 at December 31, 2005 (2004: US$874,000).

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

The Company estimates that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Company is exposed, without making any allowance for the potential impact of such a rise on exchange rates, would be an increase in profit before tax for 2005 of less than 1%.

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

MATURITY                                                                                AFTER                  FAIR
BEFORE DECEMBER 31               2006         2007       2008       2009       2010      2011        TOTAL     VALUE
LONG-TERM DEBT
Variable rate - US$000          7,462        2,488      2,488      2,488      2,487         -       17,413      17,413
Average interest rate           5.11%        5.11%      5.11%      5.11%      5.11%         -        5.11%

Fixed rate - US$000             7,460        2,057        193          4          -         -        9,714       9,684
Average interest rate           3.08%        3.23%      5.07%       5.0%          -         -        3.15%

EXCHANGE RATE SENSITIVITY

At year-end 2005, approximately 8% of the Company's US$133,618,000 net worth (shareholders' equity) was denominated in currencies other than the US Dollar, principally the euro.

A strengthening or weakening of the US Dollar by 10% against all the other currencies in which the Company operates would not materially reduce the Company's 2005 year-end net worth.

ITEM 12

             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13

                 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14

  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15
                             CONTROL AND PROCEDURES

During the annual report period, we carried out an evaluation, under the supervision and with the participation of our senior management, including Chief Executive Officer, Ronan O'Caoimh, and Chief Financial Officer, Rory Nealon, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13(a)-14(c) of the Securities Exchange Act of 1934. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F filed with the SEC is recorded, processed, summarised and reported timely. In designing and evaluating the disclosure controls and procedures, management recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures, are effective in timely alerting them to material information relating to us which is required to be included in the our periodic SEC filings.

There have been no significant changes in our internal controls over financial reporting or other factors, which could significantly affect internal controls over financial reporting subsequent to the date of the evaluation. Therefore no corrective actions were taken.

During the audit of the 2004 financial statements, the Company's auditors identified a material weakness relating to the Company's interpretation and appropriate application of generally accepted accounting principles (GAAP). As a result of this the Company has reviewed the method by which GAAP is both interpreted and applied in the preparation of its financial statements. Regarding the items specifically mentioned in the Form 20-F for 2004 the Company

      1. amended its procedures to ensure that, in the event of bill and hold arrangements, revised fixed delivery schedules are provided by customers; and

      2. where, in response to market forces existing in some jurisdictions it sells instruments to customers at a price which is less than manufacturing cost with a view to recouping those initial discounts from the future sale of reagents. Instead the Company now recognises these discounts in the period in which the sale occurs.

ITEM 16

16A  AUDIT COMMITTEE FINANCIAL EXPERT

Mr Peter Coyne is an independent director and a member of the audit committee.

Our board of directors has determined that Mr Peter Coyne meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

This determination is made on the basis that Mr Coyne is a Fellow of the Institute of Chartered Accountants in Ireland and Mr Coyne was formerly a senior manager in Arthur Andersen's Corporate Financial Services practice. Mr Coyne is currently a director of AIB Corporate Finance, a subsidiary of AIB Group plc, the Irish banking group and has extensive experience in advising public and private groups on all aspects of corporate strategy.

16B CODE OF ETHICS

We have adopted a code of ethics that applies to our chief executive officer, chief financial officer, corporate controller and other finance organisation employees. Written copies of the code of ethics are available free of charge upon request. If we make any substantive amendments to the code of ethics or grant any waivers, including any implicit waiver, from a provision of these codes to our chief executive officer, chief financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website.

16C PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees Billed by Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by our independent public accountants and the percentage of each of the fees out of the total amount billed by the accountants.

                     Year ended
                   December 31, 2004           Year ended December 31,
                                                        2005
                   Ernst & Young                Ernst &
Services               Fees                    Young Fees      KPMG fees       Total Fees
rendered             US$'000         %          US$'000        US$'000          US$'000            %
Audit                       419     91%              511**               -              511       70%
Audit-related               25*      5%                  -             108             108*       15%

Tax                          17      4%                  -             106              106       15%
                 ---------------             -------------- --------------- ----------------
Total                       461                        511             214              725
                 ---------------             -------------- --------------- ----------------

* includes capitalised costs of acquisition.
**Audit fees billed by Ernst & Young in 2005 relate to the audit of the 2004 financial statements.

PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Ernst & Young and KPMG. The policy generally pre-approves certain specific services in the categories of audit services, audit-related services, and tax services up to specified amounts, and sets requirements for specific case-by-case pre-approval of discrete projects, those which may have a material effect on our operations or services over certain amounts. Pre-approval may be given as part of the Audit Committee's approval of the scope of the engagement of our independent auditor or on an individual basis. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be presented to the full Audit Committee at its next scheduled meeting. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public accountants.


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

                                                                          TOTAL NUMBER OF
                                                                        SHARES PURCHASED AS     MAXIMUM NUMBER OF
                                                                         PART OF PUBLICLY      SHARES THAT MAY YET
                            TOTAL NUMBER OF      AVERAGE PRICE PAID      ANNOUNCED PLANS OR     BE PURCHASED UNDER
    PERIOD IN 2005         SHARES PURCHASED           PER SHARE              PROGRAMS         THE PLANS OR PROGRAMS
    --------------         ----------------      -------------------    --------------------  ---------------------
January                            -                      -                      -                        5,186,266
February                           -                      -                      -                        5,186,266
March                              -                      -                      -                        5,186,266
April                              -                      -                      -                        5,186,266
May                                -                      -                      -                       5,186,266
June                               -                      -                      -                        5,633,037
July                               -                      -                      -                        5,633,037
August                             -                      -                      -                        5,633,037
September                          -                      -                      -                        5,633,037
October                            -                      -                      -                        5,633,037
November                           -                      -                      -                        5,633,037
December                           -                      -                      -                        5,633,037

PART III

ITEM 17
                              FINANCIAL STATEMENTS

The registrant has responded to Item 18 in lieu of responding to this item.

ITEM 18
                              FINANCIAL STATEMENTS

             Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Trinity Biotech plc

We have audited the accompanying consolidated balance sheet of Trinity Biotech plc and subsidiaries ("the Company") as of December 31, 2005, and the related consolidated statements of income, recognised income and expense and cash flows for the year ended December 31, 2005. In connection with an audit of the consolidated financial statements, we have also audited the accompanying financial statements schedule II. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trinity Biotech plc and subsidiaries at December 31, 2005, and the consolidated statements of income, recognised income and expense and cash flows for the year ended December 31, 2005 in conformity with International Financial Reporting Standards as adopted by the European Union, which differ in certain respects from U.S. generally accepted accounting principles (see Note 35 to the consolidated financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.



KPMG


Dublin, Ireland
March 31, 2006

             Report of Independent Registered Public Accounting Firm


The Board of Directors and Shareholders of Trinity Biotech plc

We have audited the accompanying consolidated balance sheet of Trinity Biotech plc (the "Company") as of December 31, 2004, and the related consolidated income statements, recognised income and expense, and cash flows for the year ended December 31, 2004. Our audit also included the financial statement schedule included at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trinity Biotech plc at December 31, 2004, and the consolidated results of its operations and its cash flows for the year ended December 31, 2004 in conformity with International Financial Reporting Standards as adopted by the European Union, which differ in certain respects from U.S. generally accepted accounting principles (see Note 35 to the consolidated financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 35 to the consolidated financial statements, certain financial statement footnote disclosures relating to earnings per share, restricted cash and stock-based compensation accounted for in accordance with U.S. generally accepted accounting principles have been restated for the matters set forth therein.



Ernst & Young


Dublin, Ireland
March 31, 2006

CONSOLIDATED INCOME STATEMENTS

                                                                                                       Year ended December 31,
                                                                                                     2005                 2004
                                                                                                  US$'000              US$'000
                                                                             Notes

Revenues                                                                        2                  98,560               80,008

Cost of sales -- including share-based payments (note 19) of US$110,000
(2004: US$81,000)                                                                                (51,378)             (40,047)
                                                                                        ------------------ -------------------
GROSS PROFIT                                                                                       47,182               39,961

Other operating income                                                          4                     161                  302

Research and development expenses -- including share-based payments (note
19) of US$210,000 (2004: US$96,000)                                                               (6,070)              (4,744)

Selling, general and administrative expenses -- including share-based
payments (note 19) of US$1,048,000 (2004: US$581,000)                                            (34,651)             (29,332)
                                                                                        ------------------ -------------------

OPERATING PROFIT                                                                                    6,622                6,187
                                                                                        ------------------ -------------------

Financial income                                                                3                     389                  302
Financial expenses                                                            2, 3                (1,058)                (824)
                                                                                        ------------------ -------------------
NET FINANCING COSTS                                                                                 (669)                (522)
                                                                                        ------------------ -------------------

PROFIT BEFORE TAX                                                               5                   5,953                5,665

Income tax (expense) / credit                                                 2, 8                  (673)                   49

                                                                                        ------------------ -------------------
PROFIT FOR THE YEAR (ALL ATTRIBUTABLE TO EQUITY HOLDERS)                        2                   5,280                5,714
                                                                                        ================== ===================
Basic earnings per ordinary share (US Dollars)                                  9                    0.09                 0.10

Diluted earnings per ordinary share (US Dollars)                                9                    0.09                 0.09

Basic earnings per ADS (US Dollars)                                             9                    0.36                 0.41

Diluted earnings per ADS (US Dollars)                                           9                    0.35                 0.37

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

                                                                                            Year ended December 31,
                                                                                         2005                    2004
                                                               Notes                  US$'000                 US$'000

Foreign exchange translation differences                         18                   (1,740)                     118
Cash flow hedges:
Effective portion of changes in fair value                       18                     (295)                       -
Deferred tax on income and expenses recognised directly in       18
equity                                                                                     41                       -
                                                                              ------------------   --------------------

NET (EXPENSE) /  INCOME RECOGNISED DIRECTLY IN EQUITY                                 (1,994)                     118
Recycled to the  income statement                                18                     (183)                       -
Profit for the year                                              2                      5,280                   5,714
                                                                              ------------------   --------------------
TOTAL RECOGNISED INCOME AND EXPENSE (ALL ATTRIBUTABLE TO
EQUITY HOLDERS)                                                                         3,103                   5,832
                                                                              ==================   ====================

EFFECT OF CHANGE IN ACCOUNTING POLICY
Effect of adoption of IAS 32 and 39 on January 1, 2005 on:
     Share premium                                                                    (3,779)
     Hedging reserve                                                                      373
     Convertible notes equity component                                                   164
     Warrant reserve                                                                    3,803
     Retained earnings                                                                  (297)
                                                                             -------------------  --------------------
                                                                 18                       264
                                                                             ===================  ====================



As more fully explained in note 1 (a), financial instrument accounting including the effect of deferred tax is determined on different bases in the current year and the comparative year due to the transitional provisions of IAS 32 and 39.

CONSOLIDATED BALANCE SHEETS

                                                                                      December 31,       December 31,
                                                                                             2005                2004
                                                                         Notes            US$'000              US$'000
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment                                              10                19,202            16,017
Goodwill and intangible assets                                             11                85,197            63,554
Deferred tax assets                                                        12                 3,277             2,476
Investment in associate                                                    30                     -                 -
Other assets                                                               13                    61                35
                                                                                  ------------------ -----------------
TOTAL NON-CURRENT ASSETS                                                                    107,737            82,082
                                                                                  ------------------ -----------------

CURRENT ASSETS
Inventories                                                                14                36,450            37,519
Trade and other receivables                                                15                20,885            13,337
Income tax receivable                                                                           649               815
Financial assets - restricted cash                                         16                 9,000             7,148
Cash and cash equivalents                                                  17                 9,881            15,139
                                                                                  ------------------ -----------------
TOTAL CURRENT ASSETS                                                                         76,865            73,958
                                                                                  ------------------ -----------------
                                                                                  ------------------ -----------------
TOTAL ASSETS                                                                2               184,602           156,040
                                                                                  ================== =================

EQUITY AND LIABILITIES
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT
Share capital                                                              18                   830               776
Share premium                                                              18               124,227           120,444
Retained earnings                                                          18                 6,280              (71)
Translation reserve                                                        18               (1,622)               118
Other reserves                                                             18                 3,903           (2,373)
                                                                                  ------------------ -----------------
TOTAL EQUITY                                                                                133,618           118,894
                                                                                  ------------------ -----------------

CURRENT LIABILITIES
Interest-bearing loans and borrowings                                      20                 7,720             4,056
Convertible notes-interest bearing                                         21                 7,203             7,031
Income tax payable                                                                              260               792
Trade and other payables                                                   22                12,768             8,569
Other financial liabilities                                                23                 3,707                 -
Derivative financial instruments                                           31                    44                 -
Provisions                                                                 24                   199                62
                                                                                  ------------------ -----------------
TOTAL CURRENT LIABILITIES                                                                    31,901            20,510
                                                                                  ------------------ -----------------

NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings                                      20                10,369             4,135
Convertible notes-interest bearing                                         21                 1,836             8,788
Other income tax payable                                                                         48               161
Other payables                                                             25                   102                35
Deferred tax liabilities                                                   12                 6,728             3,517
                                                                                  ------------------ -----------------
TOTAL NON-CURRENT LIABILITIES                                                                19,083            16,636
                                                                                  ------------------ -----------------
TOTAL LIABILITIES                                                           2                50,984            37,146
                                                                                  ------------------ -----------------

                                                                                  ------------------ -----------------
TOTAL EQUITY AND LIABILITIES                                                                184,602           156,040
                                                                                  ================== =================

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          Year ended December 31,
                                                                                                 2005          2004
                                                              Notes                           US$'000       US$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year                                                                             5,280         5,714
Adjustments to reconcile net profit to cash provided by
operating activities:
Depreciation                                                                                    2,434         1,629
Amortisation                                                                                    1,803         1,111
Income tax expense / (credit)                                                                     673          (49)
Financial income                                                                                (389)         (302)
Financial expense                                                                               1,058           824
Share-based payments                                                                            1,368           758
Foreign exchange losses on operating cash flows                                                 (292)         (131)
Loss on disposal / retirement of property, plant and
equipment                                                                                         469            14
Other non-cash items                                                                              232            76
                                                                                      ---------------- -------------
OPERATING CASH FLOWS BEFORE CHANGES IN WORKING CAPITAL
                                                                                               12,636         9,644
(Increase) / decrease in trade and other receivables                                          (8,034)         1,447
Decrease / (increase) in inventories                                                            1,311       (5,883)
Increase / (decrease) in trade and other payables                                               4,689       (2,419)
                                                                                      ---------------- -------------
CASH GENERATED FROM OPERATIONS                                                                 10,602         2,789
Interest paid                                                                                   (972)         (931)
Interest received                                                                                 371           291
Income taxes paid                                                                               (792)       (1,666)
                                                                                      ---------------- -------------
NET CASH FROM OPERATING ACTIVITIES                                                              9,209           483
                                                                                      ================ =============
CASH FLOWS FROM INVESTING ACTIVITIES
Payments to acquire subsidiaries and businesses                 26                           (13,129)      (19,090)
Cash received with subsidiary                                                                     127             -
Payments to acquire intangible assets                                                         (5,509)       (3,601)
(Acquisition) / disposal of financial assets                                                  (1,852)        10,852
Proceeds from disposal of property, plant and equipment                                             4            31
Acquisition of property, plant and equipment                                                  (4,039)       (3,824)
                                                                                      ---------------- -------------
NET CASH FROM INVESTING ACTIVITIES                                                           (24,398)      (15,632)
                                                                                      ================ =============

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of ordinary share capital                                                   4,755        31,708
Proceeds from borrowings, short-term debt                                                       1,800             -
Proceeds from borrowings, long-term debt                                                        7,200             -
Expenses paid in connection with share issue and debt
financing                                                                                       (195)       (2,238)
Repayment of long-term debt                                                                   (1,217)       (2,214)
Proceeds from new finance leases                                                                  154             -
Payment of finance lease liabilities                                                            (348)         (267)
Issue of convertible debentures                                                                     -         5,000
Repayment of convertible debt                                                                 (1,822)       (1,822)
Repayment of other financial liabilities                                                        (648)       (2,675)
                                                                                      ---------------- -------------
NET CASH INFLOW FROM FINANCING ACTIVITIES                                                       9,679        27,492
                                                                                      ================ =============

(Decrease) / increase in cash and cash equivalents                                            (5,510)        12,343
Effects of exchange rate movements on cash held                                                   252           233
Cash and cash equivalents at beginning of year                                                 15,139         2,563
                                                                                      ---------------- -------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                        17                              9,881        15,139
                                                                                      ================ =============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

1.   BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc, its subsidiaries, and its interest in jointly controlled entities and its associate ("the Group"), are as follows:

a)   Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board ("IASB"). However, as none of these differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented would be no different had IFRS as endorsed by the IASB been applied. These are the Group's first consolidated financial statements prepared under IFRS as adopted by the EU and IFRS 1 has been applied. The Group has availed of the exemption in IFRS 1 and is not presenting comparative information for convertible notes and derivative financial instruments. The transition date for compliance with IAS 32 and IAS 39 is January 1, 2005 and the comparative information for convertible notes and derivative financial instruments is presented under IFRS in line with Irish GAAP (Irish Generally Accepted Accounting Principles).

An explanation of how the transition to IFRS as adopted by the EU, with the exception of exemptions taken in accordance under IFRS 1, from the old basis of accounting, Irish GAAP ("Previous GAAP"), has affected the reported financial position, financial performance and cash flows of the Group is provided in note
33. This note also outlines the principal exemptions availed of by the Group on transition to IFRS as adopted by the EU.

The effect on the balance sheet as at January 1, 2005 resulting from the adoption of IAS 32 and IAS 39 As permitted under the transition arrangements of IFRS the Company has implemented the provisions of IAS 32 and IAS 39 as at January 1, 2005. The following adjustments necessary to implement the revised policy have been made as at January 1, 2005 with the net adjustment, to net assets, shown in the 2005 statement of recognised income and expense. Corresponding amounts for 2004 are presented and disclosed under IFRS in line with Previous GAAP. For further information see note 33.

The following are the impacts on the individual balance sheet assets/(liabilities) as at January 1, 2005:

                                                                                January 1, 2005
                                                                                        US$'000
Convertible debentures                                                                     (85)
Derivative financial instruments                                                           418
Deferred tax liability                                                                     (69)
                                                                                ------------------
 Impact on net assets                                                                      264
                                                                                ==================

Share premium                                                                           (3,779)
Other reserves - convertible notes equity component                                        164
Other reserves - hedging reserve                                                           373
Other reserves - warrant reserve                                                         3,803
Retained earnings                                                                         (297)
                                                                                ------------------
                                                                                           264
                                                                                ==================



The effect on the income statement and the statement of recognised income and expense in the year resulting from the adoption of IAS 32 and IAS 39
The effect on the current year income statement of the adoption of IAS 32 and IAS 39 is to:

     o Increase charges by US$64,000 in respect of the separate recognition of the equity component of convertible notes.

     o Recognition of a gain of US$20,000 as the ineffective element of the hedge in the income statement.

     o    A decrease in the deferred tax charge of US$17,000.

     o    The net effect on the Group is to reduce profit by US$27,000.

The effect on the current year statement of recognised income and expense of the new policies adopted is:

     o Losses arising on the effective portion of cash flow hedges, losses recycled to the income statement for the period in respect of hedged transactions and the associated movement in deferred tax, result in a net loss of US$437,000 in the Group, being taken directly to the hedging reserve.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

     0 The effect of implementing the new policies on January 1, 2005 has resulted in a net credit directly to equity of US$264,000. See note 18.


b)   Basis of preparation
     The consolidated financial statements have been prepared in United States Dollars (US$), rounded to the nearest thousand, under the historical cost basis of accounting, except derivative financial instruments and share-based payments which are stated at fair value.

The preparation of financial statements in conformity with IFRS as adopted by the EU requires management to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 32.

The accounting policies set out below, with the exception of the accounting policies relating to financial instruments and convertible notes have been applied consistently to all periods presented in these consolidated financial statements and in preparing an opening IFRS as adopted by the EU balance sheet at January 1, 2004 for the purposes of the transition to IFRS as adopted by the EU, except that the Group has availed of the exemption in IFRS 1 and is not presenting comparative information for convertible notes and financial instruments under IFRS as adopted by the EU. The transition date for compliance with IAS 32 and IAS 39 is January 1, 2005 and the comparative information (convertible notes (note 1(m)) and derivative financial instruments (note 1(s)) is presented under IFRS in line with Previous GAAP. See note 33 for an explanation of the transition to IAS 32 and IAS 39 from January 1, 2005.

The accounting policies have been applied consistently by all Group entities.

c)   Basis of consolidation
SUBSIDIARIES
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and reporting policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

ASSOCIATES
Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised income and expenses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an associate, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

JOINT VENTURE ENTITIES
Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's proportionate share of the entities' assets, liabilities, revenues and expenses with items of a similar nature on a line by line basis, from the date that joint control commences until the date that joint control ceases.

TRANSACTIONS ELIMINATED ON CONSOLIDATION
Intragroup balances and any unrealised gains or losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

d)   Property, plant and equipment
OWNED ASSETS
Items of property, plant and equipment are stated at cost less any accumulated depreciation and any impairment losses (see note 1(e)). The cost of self-constructed assets includes the cost of materials, direct labour and attributable overheads. It is not Group policy to revalue any items of property, plant and equipment. Depreciation is charged to the income statement on a straight-line basis to write-off the cost of the assets over their expected useful lives as follows:

     o    Leasehold improvements                  5-10 years
     o    Office equipment and fittings             10 years
     o    Buildings                                 50 years
     o    Computer equipment                       3-5 years
     o    Plant and equipment                     5-10 years

Land is not depreciated. The residual values, if not insignificant, useful lives and depreciation methods of property, plant and equipment are reviewed and adjusted if appropriate, at each balance sheet date.

LEASED ASSETS - AS LESSEE
Leases under terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of its fair value and present value of the minimum lease payments at inception of the lease, less accumulated depreciation and any impairment losses.

Depreciation is calculated in order to write-off the amounts capitalised over the estimated useful lives of the assets, or the lease term if shorter, by equal annual instalments. The excess of the total rentals under a lease over the amount capitalised is treated as interest, which is charged to the income statement in proportion to the amount outstanding under the lease. Leased assets are reviewed for impairment (see note 1(e)).

Leases other than finance leases are classified as "operating leases", and the rentals thereunder are charged to the income statement on a straight line basis over the period of the leases. Lease incentives are recognised in the income statement on a straight-line basis over the lease term.

LEASED  ASSETS - AS LESSOR
Leases where the Group substantially transfers the risks and benefits of ownership of the asset to the customer are classified as finance leases within finance lease receivables. The Group recognises the amount receivable from assets leased under finance leases at an amount equal to the net investment in the lease. Finance lease income is recognised in the income statement reflecting a constant periodic rate of return on the Group's net investment in the lease.

Assets provided to customers under leases other than finance leases are classified as operating leases and carried in property, plant and equipment at cost and are depreciated on a straight line basis over the term of the lease.

SUBSEQUENT COSTS
The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

e)   Business combinations
All business combinations are accounted for by applying the purchase method.

The Group has elected to avail of the exemption under IFRS 1, First-time adoption of International Financial Reporting Standards, whereby business combinations prior to the transition date, January 1, 2004, are not restated. IFRS 3, Business Combinations, has been applied with effect from the transition date and goodwill amortisation ceased from that date.

The cost of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued in exchange for control together with any directly attributable expenses. To the extent that settlement of all or any part of a business combination is deferred beyond a period of 12 months, the fair value of the deferred component is determined through discounting the amounts payable to their present value at the date of exchange. The discount component is unwound as an interest charge in the income statement over the life of the obligation.

Where a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the estimated amount of the adjustment is included in the cost at the acquisition date if the adjustment can be reliably measured.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

When the initial accounting for a business combination is determined provisionally, any subsequent adjustments to the provisional values allocated to the identifiable assets, liabilities and contingent liabilities are made within twelve months of the acquisition date and treated retrospectively as an adjustment to goodwill.

f)   Goodwill
In respect of business combinations that have occurred since January 1, 2004 (being the transition date to IFRS), goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount recorded under Previous GAAP. Save for retrospective restatement of deferred tax as an adjustment to retained earnings in accordance with IAS 12, Income Taxes, the classification and accounting treatment of business combinations undertaken prior to the transition date has not been reconsidered in preparing the Group's opening IFRS balance sheet as at January 1, 2004.

To the extent that the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of a business combination, the identification and measurement of the related assets, liabilities and contingent liabilities are revisited accompanied by a reassessment of the cost of the transaction, and any remaining balance is immediately recognised in the income statement.

As at the acquisition date, any goodwill is allocated to each of the cash generating units expected to benefit from the combination's synergies. Following initial recognition, goodwill is stated at cost less any accumulated impairment losses (see note 1(e)). In respect of the associates and the joint venture entity, goodwill is included in the carrying amount of the investment.

g)   Intangibles, including research and development (other than goodwill)
An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognised to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable (that is, capable of being divided from the entity and sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, asset or liability) or when it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the Group or from other rights and obligations.

Intangible assets acquired as part of a business combination are capitalised separately from goodwill if the intangible asset meets the definition of an asset and the fair value can be reliably measured on initial recognition. Subsequent to initial recognition, these intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses (note 1(e)). Definite lived intangible assets are reviewed for indicators of impairment annually while indefinite lived assets are tested for impairment annually, either individually or at the cash generating unit level.

Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete the development. The expenditure capitalised includes the cost of materials, direct labour and attributable overheads and third party costs. Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other development expenditure is expensed as incurred. Subsequent to initial recognition, the capitalised development expenditure is carried at cost less any accumulated amortisation and any accumulated impairment losses (note 1(e)).

Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

Amortisation
Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets, unless such lives are indefinite. Goodwill, intangible assets with an indefinite useful life and intangible assets that are not yet available for use are systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

     o    Patents and licences                                      6-15 years
     o    Capitalised development costs                             15 years
     o    Other (including acquired customer and supplier lists)    6-15 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

Certain trade names acquired are deemed to have an indefinite useful life.

Where amortisation is charged on assets with finite lives, this expense is taken to the income statement through the 'selling, general and administrative expenses' line.

Useful lives are examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

h)   Impairment
The carrying amount of the Group's assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount (being the greater of fair value less costs to sell and value in use) is assessed at each balance sheet date.

Fair value less costs to sell is defined as the amount obtainable from the sale of an asset or cash-generating unit in an arm's length transaction between knowledgeable and willing parties, less the costs that would be incurred in disposal. Value in use is defined as the present value of the future cash flows expected to be derived through the continued use of an asset or cash-generating unit. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not yet been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities and income tax. For an asset that does not generate largely independent cash flows, the recoverable amount is determined by reference to the cash generating unit to which the asset belongs.

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash generating unit level.

Goodwill and indefinite-lived assets were tested for impairment at January 1, 2004, the date of transition to IFRS as adopted by the EU, and no impairment resulted from this exercise. The goodwill and indefinite-lived assets were also reviewed for impairment at December 31, 2004 and December 31, 2005. No impairment resulted from these exercises.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of other assets in the unit on a pro-rata basis.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

An impairment loss in respect of goodwill is not reversed.

Following recognition of any impairment loss (and on recognition of an impairment loss reversal), the depreciation charge applicable to the asset or cash generating unit is adjusted prospectively with the objective of systematically allocating the revised carrying amount, net of any residual value, over the remaining useful life.

i)   Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is based on the first-in, first-out principle and includes all expenditure which has been incurred in bringing the products to their present location and condition, and includes an appropriate allocation of manufacturing overhead based on the normal level of operating capacity. Net realisable value is the estimated selling price of inventory on hand in the ordinary course of business less all further costs to completion and costs expected to be incurred in selling these products.

j)   Trade and other receivables
Trade and other receivables are stated at their amortised cost less impairment losses incurred. Cost approximates fair value given the short dated nature of these assets. The Group had an allowance for impairment losses incurred of approximately US$587,000 as at December 31, 2005 (2004: US$462,000).

k)   Trade and other payables
Trade and other payables are stated at cost.

l)   Cash and cash equivalents
Cash and cash equivalents comprise cash balances and short-term deposits with a maturity of three months or less. The Group has no short-term bank overdraft facilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

Where restrictions are imposed by third parties, such as lending institutions, on cash balances held by the Group these are treated as financial assets in the financial statements.

m)   Interest-bearing loans and borrowings
LOANS AND BORROWINGS, INCLUDING PROMISSORY NOTES
From January 1, 2005 under IFRS as adopted by the EU, interest-bearing loans, borrowings and promissory notes are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost, with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

As at December 31, 2004, in line with Previous GAAP interest-bearing loans, borrowings and promissory notes are recognised and carried at cost less attributable transaction costs.

CONVERTIBLE NOTES
From January 1, 2005 under IFRS as adopted by the EU, convertible notes that can be converted into share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds. The equity component of the convertible notes is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognised in the income statement is calculated using the effective interest rate method.

The Group has availed of the exemption in IFRS 1 from presenting its financial instruments and convertible notes in the comparative information in accordance with IAS 32 and IAS 39. The transition date for compliance with IAS 32 and IAS 39 is January 1, 2005 and the comparative information is presented under IFRS in line with Previous GAAP.

To the extent that the liability element of a compound financial instrument was no longer outstanding at January 1, 2005, the date of transition to IFRS as adopted by the EU for IAS 32 and IAS 39, the Group has availed of the exemption in IFRS 1 and the amounts within equity that are attributable to the equity and liability elements have not been identified separately.

As at December 31, 2004, in line with Previous GAAP convertible notes are recognised and carried at cost less attributable transaction costs.

n)   Share-based payments
For equity-settled share-based payments (for share options), the Group measures the services received and the corresponding increase in equity at fair value at the measurement date (which is the grant date) using a trinomial model. Given that the share options granted do not vest until the completion of a specified period of service, the fair value, which is assessed at the grant date, is recognised on the basis that the services to be rendered by employees as consideration for the granting of share options will be received over the vesting period.

The share options issued by the Company are not subject to market-based vesting conditions as defined in IFRS 2, Share-based Payments. Non-market vesting conditions are not taken into account when estimating the fair value of share options as at the grant date; such conditions are taken into account through adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognised equates to the number of equity instruments that actually vest. The expense in the income statement in relation to share options represents the product of the total number of options anticipated to vest and the fair value of those options; this amount is allocated to accounting periods on a straight-line basis over the vesting period. Given that the performance conditions underlying the Group's share options are non-market in nature, the cumulative charge to the income statement is only reversed where the performance condition is not met or where an employee in receipt of share options relinquishes service prior to completion of the expected vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

In line with the transitional provisions applicable to a first-time adopter of IFRS as adopted by the EU as contained in IFRS 2, the Group has elected to implement the measurement requirements of the IFRS as adopted by the EU in respect of share options that were granted after November 7, 2002 that had not vested as at the effective date of the standard (January 1, 2005). In accordance with the standard, the disclosure requirements of IFRS 2 have been applied in relation to all outstanding share options and warrants regardless of their grant date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

The Group does not operate any cash-settled share-based payment schemes or share-based payment transactions with cash alternatives as defined in IFRS 2.

o)   Government grants
Grants that compensate the Group for expenses incurred such as research and development, employment and training grants are recognised as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognised in the income statement as other operating income on a systematic basis over the useful life of the asset.

p)   Revenue recognition
GOODS SOLD AND SERVICES RENDERED
Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Sales of products are generally recorded as of the date of shipment. Revenue is recognised when the Group has satisfied all of its obligations to the customer. Sales represent the value of goods supplied to external customers and exclude sales taxes and discounts.

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the balance sheet date.

Revenue is recognised to the extent that it is probable that economic benefit will flow to the Group, that the risks and rewards of ownership have passed to the buyer and the revenue can be measured. No revenue is recognised if there is uncertainty regarding recovery of the consideration due at the outset of the transaction or the possible return of goods.

The Group leases instruments under operating and finance leases as part of its business. In cases where the risks and rewards of ownership of the instrument passes to the customer, the fair value of the instrument is recognised as revenue at the time of sale matched by the related cost of sale. In the case of operating leases of instruments which typically involve commitments by the customer to pay a fee per test run on the instruments, revenue is recognised on the basis of customer usage of the instruments. See also note 1(d).

OTHER OPERATING INCOME
Rental income from the Group's sub-lease of a premise under operating lease, where the risks and rewards of the premises remain with the lessor, is recognised in the income statement as other operating income on a straight-line basis over the term of the lease.

q)   Employee benefits
DEFINED CONTRIBUTION PLANS
The Group operates defined contribution pension schemes in various locations where the subsidiaries are based. Contributions to the defined contribution schemes are recognised in the income statement in the period in which they become payable.

OTHER LONG-TERM BENEFITS
Where employees participate in the Group's other long-term benefit schemes (such as permanent health insurance schemes) the Group pays an annual fee to a service provider, and accordingly the Group expenses such payments as incurred.

r)   Foreign currency
A majority of the revenue of the Group is generated in US Dollars. The Group's management has determined that the US dollar is the primary currency of the economic environment in which the Company and its subsidiaries (with the exception of the Group's subsidiaries in Germany and Sweden) principally operate. Thus the functional currency of the Company, its subsidiaries (other than those subsidiaries in Germany and Sweden), joint venture entity and associate is the US Dollar. The functional currency of the German and Swedish subsidiaries is the euro and the Swedish Kroner, respectively. The presentation currency of the Company and Group is the US Dollar.

Results and cash flows of subsidiary undertakings, which have a functional currency other than the US Dollar, are translated into US Dollars at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling on the balance sheet date. Adjustments arising on translation of the results of these subsidiary undertakings from January 1, 2004 and on restatement of the opening net assets at closing rates are dealt with in a separate component of equity. The Group has availed of the exemption in IFRS 1 and has deemed the cumulative currency translation differences applicable to foreign operations to be zero at the transition date (see note
33).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

Foreign currency transactions are translated at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. The resulting gains and losses are included in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

s)   Derivative financial instruments
From January 1, 2005 under IFRS as adopted by the EU, the Group uses derivative financial instruments to hedge its exposure to foreign exchange risks. The Group has entered into a series of forward contracts to sell US Dollars forward for euro. The principal exchange risk identified by the Group is with respect to fluctuations in the euro as a substantial portion of its expenses are denominated in euro but its revenues are primarily denominated in US Dollars. These forward contracts are cash flow hedging instruments whose objective is to cover a portion of this euro expense.

At the inception of a hedging transaction entailing the use of derivatives, the Group documents the relationship between the hedged item and the hedging instrument together with its risk management objective and the strategy underlying the proposed transaction. The Group also documents its assessment of the effectiveness of the hedge in offsetting movements in the cash flows of the hedged items.

Derivative financial instruments are recognised at fair value. Where derivatives do not fulfil the criteria for hedge accounting, they are classified as held-for-trading and changes in fair values are reported in the income statement. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles and equates to the current market price at the balance sheet date.

The portion of the gain or loss on a hedging instrument that is deemed to be an effective hedge is recognised directly in the hedging reserve in equity and the ineffective portion is recognised in the income statement. As the forward contracts are exercised the net cumulative gain or loss recognised in the hedging reserve is transferred to the income statement.

The Group has availed of the exemption in IFRS 1 from presenting comparative information for derivative financial instruments in accordance with IAS 32 and IAS 39. The transition date for compliance with IAS 32 and IAS 39 is January 1, 2005 and the comparative information is presented under IFRS in line with Previous GAAP.

In 2004, in line with Previous GAAP where derivatives are used to hedge cross-currency cash flows arising from trading activities, the profit or loss on the derivative was recognised in the income statement when the contract was settled.

t)   Segment reporting
A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns different to those of other segments. Stemming from the Group's internal organisational and management structure and its system of internal financial reporting, segmentation by geographic location of assets is regarded as being the predominant source and nature of the risks and returns facing the Group and is thus the primary segment format under IAS 14, Segment Reporting. Business segmentation is therefore the secondary segment format.

u)   Tax (current and deferred)
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax represents the expected tax payable (or recoverable) on the taxable profit for the year using tax rates enacted or substantively enacted at the balance sheet date and taking into account any adjustments stemming from prior years.

Deferred tax is provided on the basis of the balance sheet liability method on all temporary differences at the balance sheet date which is defined as the difference between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets and liabilities are not subject to discounting and are measured at the tax rates that are anticipated to apply in the period in which the asset is realised or the liability is settled based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

Deferred tax assets and liabilities are recognised for all temporary differences (that is, differences in the carrying amount of the asset or liability) with the exception of the following:

i. Where the deferred tax liability arises from goodwill not deductible for tax purposes or the initial recognition of an asset or a liability in a transaction that is not a business combination and affects neither the accounting profit nor the taxable profit or loss at the time of the transaction; and

ii. Where, in respect of temporary differences associated with investments in subsidiary undertakings, the timing of the reversal of the temporary difference is subject to control and it is probable that the temporary difference will not reverse in the foreseeable future.

Where goodwill is tax deductible, a deferred tax liability is not recognised on initial recognition of goodwill. It is recognised subsequently for the taxable temporary difference which arises when the goodwill is amortised for tax with no corresponding adjustment to the carrying value of the goodwill.

The carrying amounts of deferred tax assets are subject to review at each balance sheet date and are reduced to the extent that future taxable profits are considered to be inadequate to allow all or part of any deferred tax asset to be utilised.

v)   Provisions
A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

w)   Cost of sales
Cost of sales comprises the product cost including manufacturing costs, quality control, shipping, handling, and packaging costs.

x)   Finance income and costs
From January 1, 2005 under IFRS as adopted by the EU, financing expenses comprise costs payable on leases, loans and borrowings including promissory notes. Interest payable on loans and borrowings and convertible notes is calculated using the effective interest rate method. Interest payable on finance leases is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Finance income comprises interest income on deposits and is recognised in the income statement as it accrues, using the effective interest method.

In 2004 in line with Previous GAAP interest payable on loans and borrowings and convertible notes was recognised in the income statement as they accrued using the nominal rate of interest. Interest payable on finance leases was allocated to each period during the lease term so as to produce a constant period rate of interest on the remaining balance of the liability.

In 2004 in line with Previous GAAP finance income was recognised in the income statement as it accrued, using the nominal rate of interest.

y)   Warrant reserve
The Group calculates the fair value of warrants at the date of issue taking the amount directly to equity. The fair value is calculated using a recognised valuation methodology for the valuation of financial instruments (that is, the trinomial model). The fair value which is assessed at the grant date is calculated on the basis of the contractual term of the warrants.

z)   New IFRS Standards and Interpretations not applied
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the EU. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB. However, the consolidated financial statements for the periods presented would be no different had we applied IFRS as adopted by the EU. During 2005, the IASB and IFRIC issued additional standards and interpretations which are effective for periods starting after the date of these financial statements and which have not yet been adopted by the EU. The following standards and interpretations have yet to be adopted by the Group:


INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS/IAS)                                          Effective date

IFRS 1   Amendment relating to IFRS 6                                                          January 1, 2006
IFRS 4   Amendment to IAS 39 and IFRS 4 -- Financial Guarantee Contracts                       January 1, 2006
IFRS 6   Amendment relating to IFRS 6                                                          January 1, 2006
IFRS 7   Financial Instruments: Disclosures                                                    January 1, 2007
IAS 1    Amendment to IAS 1 -- Presentation of Financial Statements: Capital Disclosures       January 1, 2007
IAS 39   Fair Value Option                                                                     January 1, 2006
IAS 39   Amendments to IAS 39 -- Cash Flow Hedges of Forecast Intragroup Transactions          January 1, 2006
IAS 39   Amendment to IAS 39 and IFRS 4 -- Financial Guarantee Contracts                       January 1, 2006
INTERNATIONAL FINANCIAL REPORTING INTERPRETATIONS COMMITTEE (IFRIC)
IFRIC 4  Determining Whether an Arrangement Contains a Lease                                   January 1, 2006
IFRIC 8  Scope of IFRS 2                                                                       May 1, 2006


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

The Group does not anticipate that the adoption of these standards and interpretations will have a material effect on its financial statements on initial adoption. Upon adoption of IFRS 7, the Group will be required to disclose additional information about its financial instruments, their significance and the nature and extent of the risks to which they give rise, together with greater detail as to the fair value of its financial instruments and its risk exposure. There will be no effect on reported income or net assets.

aa)  Companies Acts, 1963 to 2005
The financial information relating to the Company and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to the Company's annual return. The auditors have made a report without qualification under Section 193 of the Companies Act, 1990 in respect of the group financial statements for the year ended December 31, 2004. A copy of the full group accounts for the year ended December 31, 2004 has been annexed together to the 2004 annual return, and a copy of the full group accounts for the year ended December 31, 2005 together with the report of the auditors thereon will in due course be annexed to the 2005 annual return, which will be filed after the annual general meeting of the Company in 2006.



2.   SEGMENT INFORMATION
Segment information is presented in respect of the Group's geographical and business segments. The primary format, geographical segments, is based on the Group's management and internal reporting structure. Sales of product between companies in the Group are made on commercial terms which reflect the nature of the relationship between the relevant companies. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise interest-bearing loans, borrowings and expenses and corporate expenses. Segment capital expenditure is the total cost during the period to acquire segment plant, property and equipment and intangible assets that are expected to be used for more than one period.

Geographical segments
The Group comprises two main geographical segments (i) the Americas and (ii) Rest of World. The Group's geographical segments are determined by the location of the Group's assets and operations.

The Group has also presented a geographical analysis of the segmental data for Ireland on the basis of the aggregation thresholds contained in IAS 14.

Business segments
The Group operates in one business segment, the market for diagnostic tests for a range of diseases and other medical conditions. In determining the nature of its segmentation the Group has considered the nature of the products, their risks and rewards, the nature of the production base, the customer base and the nature of the regulatory environment. The Group acquires, manufactures and markets a range of diagnostic products that are all based on In Vitro technology. The Group's products are sold to a similar customer base and the main regulatory body to which the Group's products must comply is the Food and Drug Administration ("FDA") in the US.

The following presents revenue and profit information and certain asset and liability information regarding the Group's geographical segments.

a) The distribution of revenue by geographical area based on location of assets was as follows:

REVENUE

                                          Americas             Rest of World
Year ended December 31, 2005                               Ireland          Other       Eliminations        Total
                                           US$'000         US$'000         US$'000         US$'000         US$'000
Revenue from external customers               31,136           54,859         12,565               -          98,560
Inter-segment revenue                         22,197           14,402          6,594         (43,193)              -
                                        -------------- ---------------- -------------- ---------------- --------------
Total revenue                                 53,333           69,261         19,159         (43,193)         98,560
                                        ============== ===============  ============== ================ ==============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

The Group sets inter-segment sales prices on the basis of arm's length prices.
..
REVENUE

                                          Americas              Rest of World
Year ended December 31, 2004                               Ireland           Other        Eliminations        Total
                                           US$'000         US$'000          US$'000         US$'000          US$'000

Revenue from external customers               28,937            40,985         10,086                -        80,008
Inter-segment revenue                         20,860            13,077          6,549          (40,486)            -
                                        -------------- ---------------- --------------  ----------------  --------------
Total revenue                                 49,797            54,062         16,635          (40,486)       80,008
                                        ============== ================ ==============  ================  ==============


b)   The distribution of revenue by customers' geographical area was as follows:


REVENUE                                                                  December 31, 2005        December 31, 2004
                                                                                   US$'000                  US$'000
Americas                                                                            50,627                   41,380
Europe (including Ireland) *                                                        25,301                   22,718
Asia / Africa                                                                       22,632                   15,910
                                                                        -------------------      --------------------
                                                                                    98,560                   80,008
                                                                        ===================      ====================

*Revenue for customers in Ireland is not disclosed separately due to the immateriality of these revenues.

c)   The distribution of revenue by major product group was as follows:


REVENUE                                                                  December 31, 2005       December 31, 2004*
                                                                                   US$'000                  US$'000
Infectious diseases                                                                                          36,402
                                                                                    44,078
Haemostasis                                                                                                  26,836
                                                                                    29,766
Point of care                                                                                                 9,807
                                                                                    12,836
Clinical chemistry                                                                                            6,963
                                                                                    11,880
                                                                        --------------------      --------------------
                                                                                    98,560                   80,008
                                                                        ====================      ====================


* The 2004 comparatives have been reclassified to be consistent with the 2005 classification of revenue by product category. Following the acquisition of Primus, clinical chemistry is considered a separate product category and an amount of US$6,962,000 was reclassified from the product category 'other' to the clinical chemistry product category. The product category 'infectious diseases' was broadened in 2005 to include the Fitzgerald business, accordingly US$4,765,000 was reclassified from the product category 'other' to the infectious diseases product category.

d)   The distribution of segment result by geographical area was as follows:

Year ended December 31, 2005
                                                         Americas              Rest of World
                                                                          Ireland           Other           Total
                                                         US$'000          US$'000          US$'000         US$'000
RESULT                                                    (369)           10,339           (1,581)             8,389
Unallocated expenses *                                                                                       (1,767)
                                                                                                         --------------
Operating profit                                                                                               6,622
Net financing costs (note 3)                                                                                   (669)
                                                                                                         --------------
Profit before tax                                                                                              5,953
Income tax expense (note 8)                                                                                    (673)
                                                                                                         --------------
Profit for the year                                                                                            5,280
                                                                                                         ==============

* Unallocated expenses represent head office general and administration costs of the Group which cannot be allocated to the results of any specific geographical area.

The result for the Americas includes a loss from the Group's joint venture entity of US$20,000 and of US$nil from its associate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005


Year ended December 31, 2004

                                                          Americas              Rest of World
                                                                             Ireland          Other           Total
                                                          US$'000            US$'000         US$'000         US$'000
RESULT                                                    (4,941)            12,205            667             7,931
Unallocated expenses *                                                                                       (1,744)
                                                                                                         --------------
Operating profit                                                                                               6,187
Net financing costs (note 3)                                                                                   (522)
                                                                                                         --------------
Profit before tax                                                                                              5,665
Income tax credit (note 8)                                                                                        49
                                                                                                         --------------
Profit for the year                                                                                            5,714
                                                                                                         ==============

* Unallocated expenses represent head office general and administration costs of the Group which cannot be allocated to the results of any specific geographical area.

e) The distribution of segment assets and segment liabilities by geographical area was as follows:


As at December 31, 2005

                                                          Americas               Rest of World
                                                                            Ireland            Other          Total
                                                          US$'000           US$'000           US$'000        US$'000
ASSETS AND LIABILITIES                                     50,501            99,336           11,958           161,795
Segment assets
Unallocated assets:
Income tax assets (current and deferred)                                                                         3,926
Restricted cash                                                                                                  9,000
Cash and cash equivalents                                                                                        9,881
                                                                                                         --------------
Total assets as reported in the Group balance sheet                                                             184,602
                                                                                                         ==============
Segment liabilities                                          7,415             8,078           1,327            16,820
Unallocated liabilities:
Income tax liabilities (current and deferred)                                                                    7,036
Interest-bearing loans and borrowings and
convertible notes (current and non-current)                                                                     27,128
                                                                                                          --------------
Total liabilities as reported in the Group balance sheet                                                        50,984
                                                                                                          ==============

The assets of the Americas include US$475,000 representing the Group's share of assets in its joint venture entity. The liabilities of the Americas include US$247,000 representing the Group's share of liabilities in its joint venture entity.


As at December 31, 2004
                                                          Americas               Rest of World
                                                                            Ireland            Other          Total
                                                          US$'000           US$'000           US$'000        US$'000
ASSETS AND LIABILITIES
Segment assets                                                30,005              87,370         13,087        130,462
Unallocated assets:
Income tax assets (current and deferred)                                                                         3,291
Restricted cash                                                                                                  7,148
Cash and cash equivalents                                                                                       15,139
                                                                                                           --------------
Total assets as reported in the Group balance sheet                                                            156,040
                                                                                                           ==============

Segment liabilities                                            2,090               5,167          1,409          8,666
Unallocated liabilities:
Income tax liabilities (current and deferred)                                                                    4,470
Interest-bearing    loans   and    borrowings    and
convertible notes (current and non-current)                                                                     24,010
                                                                                                           ==============
Total liabilities as reported in the Group balance sheet                                                        37,146
                                                                                                           ==============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

f) The distribution of long-lived assets, which are property, plant and equipment, goodwill and intangible assets and other non-current assets (excluding deferred tax assets), by geographical area was as follows:

                                                                         December 31, 2005        December 31, 2004
                                                                                   US$'000                  US$'000
Rest of World -- Ireland                                                            75,878                   65,526
Rest of World -- Other                                                               4,973                    5,307
Americas                                                                            23,609                    8,773
                                                                       ---------------------- ------------------------
                                                                                   104,460                   79,606
                                                                       ====================== ========================


g) The distribution of depreciation and amortisation by geographical area was as follows:

                                                                         December 31, 2005        December 31, 2004
                                                                                   US$'000                  US$'000
DEPRECIATION:
Rest of World -- Ireland                                                             1,118                    1,023
Rest of World -- Other                                                                 427                      211
Americas                                                                               889                      395
                                                                        ---------------------- ------------------------
                                                                                    2,434                    1,629
                                                                        ====================== ========================

AMORTISATION:
Rest of World -- Ireland                                                             1,569                      997
Rest of World -- Other                                                                  87                       59
Americas                                                                               147                       55
                                                                        ---------------------- ------------------------
                                                                                     1,803                    1,111
                                                                        ====================== ========================

h) The distribution of share-based payment expense by geographical area was as follows:

                                                                         December 31, 2005        December 31, 2004
                                                                                   US$'000                  US$'000
Rest of World -- Ireland                                                             1,174                      588
Rest of World -- Other                                                                  22                       19
Americas                                                                               172                      151
                                                                        ---------------------- ------------------------
                                                                                     1,368                      758
                                                                        ====================== ========================


There are no other significant non-cash expenses that require disclosure. See note 19 for further information on share-based payments.

i)   The distribution of interest expense by geographical area was as follows:

                                                                         December 31, 2005        December 31, 2004
                                                                                   US$'000                  US$'000
Rest of World -- Ireland                                                               894                      806
Rest of World -- Other                                                                   8                        7
Americas                                                                               156                       11
                                                                        ---------------------- ------------------------
                                                                                     1,058                      824
                                                                        ====================== ========================

j) The distribution of taxation expense/(credit) by geographical area was as follows:

                                                                         December 31, 2005        December 31, 2004
                                                                                   US$'000                  US$'000
Rest of World -- Ireland                                                             1,105                    1,167
Rest of World -- Other                                                               (236)                    (125)
Americas                                                                             (196)                  (1,091)
                                                                       ---------------------- ------------------------
                                                                                       673                     (49)
                                                                       ====================== ========================


k) During 2005 and 2004 there were no customers with 10% or more of total revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005


l) The distribution of capital expenditure by geographical area was as follows:

                                                                        December 31, 2005        December 31, 2004
                                                                                  US$'000                  US$'000

Rest of World -- Ireland                                                           12,837                   22,716
Rest of World -- Other                                                              1,023                      853
Americas                                                                           16,374                    3,268
                                                                       --------------------     ---------------------
                                                                                   30,234                   26,837
                                                                       ====================     =====================


3.   FINANCING INCOME AND EXPENSES


                                                           Note          December 31, 2005        December 31, 2004
                                                                                   US$'000                  US$'000


Financial income:
Interest income                                                                        389                      302
                                                                       --------------------     ---------------------

Finance expense:
Finance lease interest                                                                (33)                     (40)
Interest payable on interest bearing loans and
borrowings                                                  20                       (312)                    (193)
Convertible note interest*                                  21                       (713)                    (485)
Other interest expense                                                                   -                    (106)
                                                                       --------------------     ---------------------
                                                                                   (1,058)                    (824)
                                                                       --------------------     ---------------------
                                                                                     (669)                    (522)
                                                                       ====================     =====================

* The Company has availed of the exemption in IFRS 1 and has not applied IAS 32 until January 1, 2005. Interest on the convertible notes from January 1, 2005 is recognised in the income statement using the effective interest rate method. In 2004, in line with Previous GAAP, interest was recognised in the income statement using the coupon rate, adjusted for transaction costs.

4.   OTHER OPERATING INCOME


                                                                         December 31, 2005        December 31, 2004
                                                                                   US$'000                  US$'000

Rental income from premises                                                            161                      167
Employment grants                                                                        -                      135
                                                                       --------------------     ---------------------
                                                                                       161                      302
                                                                       ====================     =====================


5.   PROFIT BEFORE TAX

The following amounts were charged/(credited) to the income statement:



                                                                         December 31, 2005        December 31, 2004
                                                                                   US$'000                  US$'000

Directors' emoluments:
     Remuneration                                                                    1,752                    1,321
     Pension                                                                           131                      172
Auditors' remuneration
     Audit fees                                                                        688                      419
     Non audit fees                                                                    164                       17
Depreciation -- leased assets                                                           92                      184
Depreciation -- owned assets                                                         2,342                    1,445
Amortisation                                                                         1,803                    1,111
Loss on disposal of fixed assets                                                       469                       14
Net foreign exchange differences                                                     (295)                    (741)
Operating lease rentals:
     Plant and machinery                                                                17                       19
     Land and buildings                                                              1,800                    1,695
     Other equipment                                                                   125                      280
Employment grants                                                                        -                    (135)


6.   PERSONNEL EXPENSES

                                                                         December 31, 2005         December 31, 2004
                                                                                   US$'000                   US$'000

Wages and salaries                                                                  35,595                   31,731
Social welfare costs                                                                 3,613                    3,280
Pension costs                                                                          761                      450
Share-based payments (note 19)                                                       1,368                      758
                                                                       --------------------     ---------------------
                                                                                    41,337                   36,219
                                                                       ====================     =====================


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

The average number of persons employed by the Group in the financial year was 703 (2004: 671) and is analysed into the following categories:


                                                                         December 31, 2005        December 31, 2004




Research and development                                                                42                       41
Administration and sales                                                               207                      171
Manufacturing and quality                                                              454                      459
                                                                       --------------------     ---------------------
                                                                                       703                      671
                                                                       ====================     =====================



7.   PENSION SCHEME

The Group operates defined contribution pension schemes for certain of its full-time employees. The benefits under these schemes are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income amounted to US$761,000 (2004:
US$450,000) (note 6). This represents the total cost paid and due by the Group to the pension schemes for the financial year and as such it was not necessary to accrue or prepay pension contributions at the year end.

8.   INCOME TAX EXPENSE/(CREDIT)

(a)  The charge for tax based on the profit comprises:


                                                                         December 31, 2005         December 31, 2004
                                                                                   US$'000                   US$'000

Current tax expense
Corporation tax at 12.5%                                                               361                     1,125
Manufacturing relief                                                                     -                     (144)
                                                                       --------------------     ---------------------
                                                                                       361                       981
Overseas tax*                                                                        (172)                     (139)
Adjustment in respect of prior years                                                     -                     (214)
                                                                       --------------------     ---------------------
Total current tax expense                                                             189                       628
                                                                       --------------------     ---------------------

Deferred tax expense/(credit)**
Origination and reversal of temporary differences (see note 12)                         926                       264
Benefit of tax losses recognised (see note 12)                                        (442)                     (941)
                                                                       --------------------     ---------------------
Total deferred tax expense/(credit)                                                     484                     (677)
                                                                       --------------------     ---------------------

Total income tax charge/(credit) in income statement                                    673                      (49)
                                                                       ====================     =====================

* The credit in 2005 of US$172,000 relates primarily to a current year trading loss in Sweden which the Company is able to offset against its deferred corporation tax liabilities in Sweden from previous years. The credit in 2004 of US$139,000 primarily arose as a result of refunds due relating to a loss carry-back claim in respect of the 2004 US trading loss.

** In 2005 there was a deferred tax expense of US$747,000 (2004: US$277,000) recognised in respect of Ireland. In 2005, there was a deferred tax credit of US$263,000 (2004: US$954,000) recognised in respect of overseas tax jurisdictions.

Effective tax rate
Profit on ordinary activities before taxation                                        5,953                     5,665
As a percentage of profit before tax:
    Current tax                                                                      3.17%                    11.09%
    Total (current and deferred)                                                    11.31%                   (0.86%)


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective total tax rate for the Group:


                                                                         December 31, 2005         December 31, 2004
Irish corporation tax                                                               12.50%                    12.50%
Manufacturing relief                                                                     -                   (2.54%)
Adjustment in respect of prior years                                                     -                   (3.78%)
Effect of tax rates on overseas earnings                                           (5.10%)                   (5.13%)
Effect of non deductible expenses                                                    3.91%                     2.72%
Effects of benefit of loss carryforwards                                                 -                   (4.63%)
                                                                       --------------------     ---------------------
Effective interest rate                                                             11.31%                   (0.86%)
                                                                       ====================     =====================


DEFERRED TAX RECOGNISED DIRECTLY IN EQUITY



                                                                           December 31, 2005         December 31, 2004
                                                                                     US$'000                   US$'000

Relating to forward contracts as hedged instruments                                       41                         -
                                                                          --------------------     ---------------------
                                                                                          41                         -
                                                                          ====================     =====================


(b) The distribution of profit before taxes by geographical area was as follows:


                                                                       December 31, 2005          December 31, 2004
                                                                                 US$'000                    US$'000

Rest of World - Ireland                                                            7,873                      9,957
Rest of World - Other                                                            (1,567)                        660
Americas                                                                           (353)                    (4,952)
                                                                       --------------------     ---------------------
                                                                                   5,953                      5,665
                                                                       ====================     =====================


(c) At December 31, 2005, the Group had net operating losses of approximately US$3,331,000 (2004: US$2,260,000) in the US, US$244,000 (2004: US$256,000)
     in the UK and US$668,000 (2004: US$410,000) in Germany. The utilisation of these net operating loss carryforwards is limited to future profitable operations in the US, UK and Germany. The US net operating loss has a maximum carryforward of 20 years. US$3,046,000 of the net operating losses in the US will expire by December 31, 2024 while the balance of US$285,000 will expire by December 31 2025. The UK and German losses can be carried forward indefinitely. A deferred tax asset has been recognised for these loss carryforwards. The tax value of these loss carryforwards is US$1,525,000 (2004: US$1,083,000) (see Note 12). The Company has state credit carryforwards of US$331,000 at December 31, 2005 (2004: US$307,000). A deferred tax asset of US$316,000 (2004: US$302,000) in respect of US state credit carryforwards was not recognised in 2005 due to uncertainties regarding future full utilisation of these state credit carryforwards in the related tax jurisdiction in future periods. Excepting state credit carryforwards of US$60,000 which expire by December 31, 2009, the balance of the state credits carry forward indefinitely.

(d) There are no income tax consequences for the Company attaching to the payment of dividends by Trinity Biotech plc to shareholders of the Company.


9.   EARNINGS PER SHARE

Basic earnings per ordinary share
Basic earnings per ordinary share is computed by dividing the profit after taxation of US$5,280,000 (2004: US$5,714,000) for the financial year by weighted average number of 'A' ordinary and 'B' ordinary shares in issue of 58,890,084 (2004: 55,132,024). 1,400,000 of the total weighted average shares used as the EPS denominator relate to the 700,000 'B' ordinary shares in issue. In all respects these shares are treated the same as 'A' ordinary shares except for the fact that they have two voting rights per share, rights to participate in any liquidation or sale of the Company and to receive dividends as if each Class 'B' ordinary share were two Class 'A' ordinary shares. Hence the EPS for a 'B' ordinary share is exactly twice the EPS of an 'A' ordinary share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005



                                                                         December 31, 2005         December 31, 2004



'A' ordinary shares                                                             57,490,084                53,732,024
'B' ordinary shares                                                              1,400,000                 1,400,000
                                                                       --------------------     ---------------------
Basic earnings per share denominator                                            58,890,084                55,132,024
                                                                       --------------------     ---------------------

Reconciliation to weighted average earnings per share denominator:

Number of A ordinary shares at January 1 (note 18)                              54,904,318                45,160,640
Number of B ordinary shares at January 1 (multiplied  by 2)                      1,400,000                 1,400,000
Weighted average number of shares issued during the year
                                                                                 2,585,766                 8,571,384
                                                                       --------------------     ---------------------
Basic earnings per share denominator                                            58,890,084                55,132,024
                                                                       ====================     =====================


The weighted average number of shares issued during the year is calculated by taking the number of shares issued by the number of days in the year each share is in issue divided by 365 days.

Diluted earnings per ordinary share
Diluted earnings per ordinary share is computed by dividing the profit after tax of US$5,280,000 (2004: US$5,714,000) for the financial year, adjusted for the after tax effect of the interest saving on convertible notes of US$535,000 (2004: US$386,000) by the diluted weighted average number of ordinary shares in issue of 67,032,382 (2004: 65,527,802).

The after tax effect of the interest saving on convertible notes is included in the diluted earnings per share calculation. The after tax effect of the interest saving on convertible notes for 2004 and 2005 was not anti-dilutive.

The basic weighted average number of shares may be reconciled to the number used in the diluted earnings per ordinary share calculation as follows:


                                                                         December 31, 2005         December 31, 2004


Basic earnings per share denominator (see above)                                58,890,084                55,132,024
Issuable on exercise of options and warrants                                     2,168,545                 4,156,551
Issuable on conversion of convertible notes                                      5,973,753                 6,239,227
                                                                       --------------------     ---------------------
Diluted earnings per share denominator                                          67,032,382                65,527,802
                                                                       ====================     =====================


Earnings per ADS
In June 2005, the Company adjusted its ADS ratio from 1 ADS: 1 Ordinary Share to 1 ADS: 4 Ordinary Shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic earnings per ADS is computed by dividing the profit on ordinary activities after taxation of US$5,280,000 (2004: US$5,714,000) for the financial year by the weighted average number of ADS in issue of 14,722,521 (2004:13,783,006).


                                                                         December 31, 2005         December 31, 2004


'A' ordinary shares - ADS                                                       14,372,521                13,433,006
'B' ordinary shares - ADS                                                          350,000                   350,000
                                                                       --------------------     ---------------------
Basic earnings per share denominator                                            14,722,521                13,783,006
                                                                       ====================     =====================


Diluted earnings per ADS is computed by dividing the profit on ordinary activities after taxation of US$5,280,000 (2004: US$5,714,000) for the financial year, adjusted for the after tax effect of interest saving on convertible notes of US$535,000 (2004: US$386,000) by the diluted weighted average number of ADS in issue of 16,758,095 (2004: 16,381,950).

The basic weighted average number of ADS shares may be reconciled to the number used in the diluted earnings per ADS share calculation as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005


                                                                         December 31, 2005         December 31, 2004



Basic earnings per share denominator (see above)                                14,722,521                13,783,006
Issuable on exercise of options and warrants                                       542,136                 1,039,137
Issuable on conversion of convertible notes                                      1,493,438                 1,559,807
                                                                       --------------------     ---------------------
Diluted earnings per share denominator                                          16,758,095                16,381,950
                                                                       ====================     =====================


10.  PROPERTY, PLANT AND EQUIPMENT


                                                                            Computer,
                                  Freehold land         Leasehold         fixtures and        Plant and
                                  and buildings        improvements         fittings          equipment          Total
                                     US$'000             US$'000             US$'000           US$'000          US$'000

Cost
-----
At January 1, 2004                          5,133               2,445              2,937             9,440         19,955
Acquisitions through
business combinations (note 26)                 -                   7                 64               201            272
Other additions                                94                 239                406             2,976          3,715
Disposals / retirements                         -                   -                  -              (80)           (80)
Exchange adjustments                          277                   8                 25               258            568
                                 ------------------- ------------------- ------------------ ----------------- --------------
At December 31, 2004                        5,504               2,699              3,432            12,795         24,430
                                 ------------------- ------------------- ------------------ ----------------- --------------

At January 1, 2005                          5,504               2,699              3,432            12,795         24,430
Acquisitions through
business combinations (note 26)                 -                 187                 92             2,116          2,395
Other additions                                17                 191                716             3,398          4,322
Disposals / retirements                         -                (36)              (231)             (571)          (838)
Exchange adjustments                        (457)                (16)               (34)             (540)        (1,047)
                                 ------------------- ------------------- ------------------ ----------------- --------------
At December 31, 2005                        5,064               3,025              3,975            17,198         29,262
                                 ------------------- ------------------- ------------------ ----------------- --------------

Accumulated depreciation
At January 1, 2004                          (454)               (519)            (1,274)           (4,355)        (6,602)
Charge for the year                         (118)               (233)              (435)             (843)        (1,629)
Disposals / retirements                         -                   -                  -                35             35
Exchange adjustments                         (12)                 (8)               (29)             (168)          (217)
                                 ------------------- ------------------- ------------------ ----------------- --------------
At December 31, 2004                        (584)               (760)            (1,738)           (5,331)        (8,413)
                                 ------------------- ------------------- ------------------ ----------------- --------------

At January 1, 2005                          (584)               (760)            (1,738)           (5,331)        (8,413)
Charge for the year                         (119)               (268)              (444)           (1,603)        (2,434)
Disposals / retirements                         -                  25                178               162            365
Exchange adjustments                           21                  16                 17               368            422
                                 ------------------- ------------------- ------------------ ----------------- --------------
At December 31, 2005                        (682)               (987)            (1,987)           (6,404)       (10,060)
                                 ------------------- ------------------- ------------------ ----------------- --------------

Carrying amounts
At December 31, 2005                        4,382               2,038              1,988            10,794         19,202
                                 =================== =================== ================== ================= ==============
At December 31, 2004                        4,920               1,939              1,694             7,464         16,017
                                 =================== =================== ================== ================= ==============



There were no indications in the current year that the above carrying value may not be recoverable.

ASSETS HELD UNDER OPERATING LEASES (WHERE THE COMPANY IS THE LESSOR)
Included in the carrying amount of property, plant and equipment are a number of assets which generate operating lease revenue for the Group. The net book value of these assets as at December 31, 2005 is US$2,328,000 (2004: US$932,000).
Depreciation charged on these assets in 2005 amounted to US$522,000 (2004:
US$74,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005


At December 31, 2005                Freehold land                              Computer,
                                    and buildings           Leasehold       fixtures and       Plant and
                                          US$'000        improvements           fittings       equipment         Total
                                                              US$'000            US$'000         US$'000       US$'000
Depreciation charge                             -                   -                  -             522           522
Carrying amounts
At December 31, 2005                            -                   -                  -           2,328         2,328
                                   ----------------  ------------------ ------------------ --------------- -------------




At December 31, 2004                Freehold land                              Computer,
                                    and buildings           Leasehold       fixtures and       Plant and
                                          US$'000        improvements           fittings       equipment         Total
                                                              US$'000            US$'000         US$'000       US$'000
Depreciation charge                             -                   -                  -              74            74
Carrying amounts
At December 31, 2004                            -                   -                  -             932           932
                                   ----------------  ------------------ ------------------ --------------- -------------



ASSETS HELD UNDER FINANCE LEASES
Included in the carrying amount of property, plant and equipment is an amount for capitalised leased assets of US$696,000 (2004: US$1,354,000). The depreciation charge in respect of capitalised leased assets for the year ended December 31, 2005 was US$92,000 (2004: US$184,000). The leased equipment secures the lease obligations (note 27). This is split as follows;


At December 31, 2005                Freehold land                              Computer,
                                    and buildings           Leasehold       fixtures and       Plant and
                                          US$'000        improvements           fittings       equipment         Total
                                                              US$'000            US$'000         US$'000       US$'000

Depreciation charge                             -                  39                 46               7            92
Carrying value
At December 31, 2005                            -                 310                231             155           696
                                   ----------------  ------------------ ------------------ --------------- -------------


At December 31, 2004                Freehold land                              Computer,
                                    and buildings           Leasehold       fixtures and       Plant and
                                          US$'000        improvements           fittings       equipment         Total
                                                              US$'000            US$'000         US$'000       US$'000
Depreciation charge                             -                  43                 34             107           184
Carrying value
At December 31, 2004                            -                 373                202             779         1,354
                                   ----------------  ------------------ ------------------ --------------- -------------


PROPERTY, PLANT AND EQUIPMENT UNDER CONSTRUCTION
Included in plant and equipment at December 31, 2005 is an amount of US$1,157,000 (2004: US$1,219,000) relating to assets in the course of construction. During the year, plant and equipment of US$1,309,000 which was under construction in 2004 was completed and depreciation was charged on these assets in 2005. A further US$1,247,000 was included as assets under construction in 2005, relating to plant and equipment which were not fully completed by December 31, 2005. These assets were not depreciated in 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

11.  GOODWILL AND INTANGIBLE ASSETS


                                                            Development         Patents and
                                             Goodwill             costs            licences          Other         Total
                                              US$'000           US$'000             US$'000        US$'000       US$'000

Cost
----
At January 1, 2004                             34,744             4,046               2,835          1,092        42,717
Acquisitions, through business
combinations (note 26)                          8,728                 -                   -         11,123        19,851
Other additions                                     -             2,990                   -            495         3,485
Exchange adjustments                                -                51                   -              2            53
                                          --------------  ----------------    ----------------  -------------  ------------
At December 31, 2004                           43,472             7,087               2,835         12,712        66,106
                                          --------------  ----------------    ----------------  -------------  ------------

At January 1, 2005                             43,472             7,087               2,835         12,712        66,106
Acquisitions, through business
combinations (note 26)                         11,466               400               2,140          3,865        17,871
Other additions                                     -             4,916                 168            562         5,646
Disposals                                           -                 -                   -          (154)         (154)
Exchange adjustments                                -              (86)                   -              7          (79)
                                          --------------  ----------------    ----------------  -------------  ------------
At December 31, 2005                           54,938            12,317               5,143         16,992        89,390
                                          --------------  ----------------    ----------------  -------------  ------------

Accumulated amortisation
At January 1, 2004                                  -               (4)             (1,074)          (357)       (1,435)
Charge for the year                                 -             (111)               (179)          (821)       (1,111)
Exchange adjustments                                -               (5)                   -            (1)           (6)
                                          --------------  ----------------    ----------------  -------------  ------------
At December 31, 2004                                -             (120)             (1,253)        (1,179)       (2,552)
                                          --------------  ----------------    ----------------  -------------  ------------

At January 1, 2005                                  -             (120)             (1,253)        (1,179)       (2,552)
Charge for the year                                 -             (350)               (259)        (1,194)       (1,803)
Disposals                                           -                 -                   -            154           154
Exchange adjustments                                -                 6                   -              2             8
                                          --------------  ----------------    ----------------  -------------  ------------
At December 31, 2005                                -             (464)             (1,512)        (2,217)       (4,193)
                                          --------------  ----------------    ----------------  -------------  ------------

Carrying amounts
At December 31, 2005                           54,938            11,853               3,631         14,775        85,197
                                          ==============  ================    ================  =============  ============
At December 31, 2004                           43,472             6,967               1,582         11,533        63,554
                                          ==============  ================    ================  =============  ============


Included within development costs are costs of US$6,280,000 which were not amortised in 2005 (2004: US$1,731,000). These development costs are not amortised as the projects to which the costs related were not fully complete at December 31, 2005 or at December 31, 2004.

Other intangible assets consist primarily of acquired customer and supplier lists, trade names, website and software costs. Included as part of the total cost is US$8,690,000 with respect to the customer list for Fitzgerald. At the time of acquisition, April 2004, the useful life for this customer list was estimated to be 13 years. The principal determinant of the original estimate of useful life was the estimated rate of customer attrition expected to occur in the periods subsequent to the acquisition date. Since acquisition the rate of customer attrition has been less than was originally envisaged and hence the Company decided to revise the remaining useful life of the customer list to 15 years from January 1, 2005 and has been accounted for prospectively. The impact of this change in estimated useful life on the current period is a reduction in amortisation charged to the income statement in 2005 of US$119,000. There will be a similar impact on the amortisation charge in future accounting periods.


Amortisation is charged to the income statement through the selling, general and administrative expenses line.

Included in other intangibles are the following indefinite lived assets:


                                                                       December 31, 2005        December 31, 2004
                                                                                 US$'000                  US$'000
Fitzgerald trade name                                                                970                      970
RDI trade name                                                                       560                        -
Primus trade name                                                                  1,870                        -
                                                                       --------------------     ---------------------
                                                                                   3,400                      970
                                                                       ====================     =====================



These trade names were acquired through business combinations (see note 26). These assets were valued by an external valuer using the relief from royalty method and based on factors such as (1) the market and competitive trends and
(2) the expected usage of the name. It was considered that these trade names will generate net cash inflows for the Group for an indefinite period.

IMPAIRMENT TESTING FOR INTANGIBLES INCLUDING GOODWILL AND INDEFINITE LIVED
ASSETS

Goodwill and the above other intangibles are tested annually for impairment at each balance sheet date at a cash-generating unit (CGU) level, i.e. the individual legal entities. For the purpose of these annual impairment reviews goodwill is allocated to the relevant CGU. The joint venture entity and the associate held by the Group are also subject to impairment reviews. No impairment losses have been recognised to date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

Significant carrying amounts of goodwill acquired through business combinations and intangible assets with indefinite useful lives have been allocated to the following cash-generating units:



                                                                             December 31, 2005       December 31, 2004
                                                                                       US$'000                 US$'000

Trinity Biotech Manufacturing Limited                                                   30,131                  30,138
Benen Trading Limited                                                                   12,086                   7,739
Primus Corporation                                                                       9,558                       -
MarDx Diagnostics Inc                                                                    3,571                   3,571
Clark Laboratories Inc                                                                   2,994                   2,994
                                                                           --------------------     ---------------------
                                                                                        58,340                  44,442
                                                                           ====================     =====================


The recoverable amounts of the Group's CGUs are determined on the basis of value in use calculations. The Group operates in one business segment and accordingly the key assumptions are similar for all CGUs. Value in use calculations use cash flow projections based on actual operating results extrapolated for five years using a revenue growth rate of 6% and a cost growth rate of 3%. A pre-tax discount rate of 8.69% is used. Cash flows beyond the five year period are extrapolated using a price earnings ratio of 15.

12.  DEFERRED TAX ASSETS AND LIABILITIES

RECOGNISED DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are attributable to the following:



                                                Assets                   Liabilities                   Net
                                              2005           2004          2005         2004         2005        2004
                                           US$'000        US$'000       US$'000      US$'000      US$'000     US$'000

Property, plant and equipment                   37             36       (1,687)      (1,176)      (1,650)     (1,140)
Intangible assets                                -              -       (4,492)      (2,276)      (4,492)     (2,276)
Inventories                                    981          1,176             -            -          981       1,176
Provisions                                     640            173             -            -          640         173
Other items*                                    94              8         (549)         (65)        (455)        (57)
Tax value of loss carryforwards
recognised                                   1,525          1,083             -            -        1,525       1,083

                                       ------------ -------------- ------------- ------------ ------------ ------------
Deferred tax assets/(liabilities)            3,277          2,476       (6,728)      (3,517)      (3,451)     (1,041)
                                       ============ ============== ============= ============ ============ ============


* The Group implemented the provisions of IAS 32 and IAS 39 on January 1, 2005. The Group's opening deferred tax position at January 1, 2005 has been revised to account for the opening deferred tax consequences of the implementation of these standards. A deferred tax liability of US$45,000 was created on January 1, 2005, to account for the taxable temporary difference arising on the recognition of the Group's forward contracts at fair value on that date. Similarly, a deferred tax liability of US$24,000 was created on January 1, 2005 to account for the taxable temporary differences arising from the Company's split of its convertible debt on that date into its equity and liability components. The total impact of the adoption of IAS 32 and IAS 39 on the Company's tax position at January 1, 2005 has been to increase its closing deferred tax liabilities at December 31, 2004 of US$3,517,000 by US$69,000 to US$3,586,000 at January 1,
2005.

The deferred tax asset in 2005 is due mainly to deductible temporary differences created by net operating losses and US state credit carryforwards, and the elimination of unrealised intercompany inventory profit. The deferred tax asset increased in 2005 due principally to the increase in net operating losses available for offset against future profits.

The deferred tax asset in 2004 is principally due to temporary differences created by net operating losses and US state credit carryforwards, the tax written down value of non current assets being greater than the related net book value and the elimination of unrealised intercompany profit. The deferred tax asset increased in 2004 due to the tax effect of the excess of the tax written down value of non current assets over the net book value, the elimination of unrealised intercompany profit and the availability of net operating losses for offset against future profits.

At December 31, 2005, the Company recognised a deferred tax asset of US$1,525,000 in respect of net operating loss carryforwards in the USA, Germany and the UK. The utilisation of these net operating loss carryforwards is limited to future profitable operations in the USA, Germany and the UK.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

At December 31, 2004, the Company recognised a deferred tax asset of US$983,000 in respect of net operating loss carryforwards in the USA, Germany and the UK. The utilisation of these net operating loss carryforwards is limited to future profitable operations in the USA, Germany and the UK. A deferred tax asset of US$100,000 was also recognised in respect of US state carryforwards.

The deferred tax liability is caused by the net book value of non current assets being greater than the tax written down value of non current assets, temporary differences due to the acceleration of the recognition of certain charges in calculating taxable income permitted in Ireland and Germany, and deferred tax recognised on fair value asset uplifts in connection with business combinations. The deferred tax liability increased in 2005 as the excess of the net book value of non current assets over the tax written down value increased and the Company was able to recognise an upfront charge relating to licence fees in the calculation of its taxable income in Ireland. The increase was also as a result of the recognition of deferred tax liabilities on the net assets acquired in business combinations and on the fair value asset uplifts in those combinations of US$2,041,000 (2004: US$1,532,000). See Note 26, Business Combinations.

UNRECOGNISED DEFERRED TAX ASSETS

Deferred tax assets have not been recognised in respect of the following items:

                                                                           December 31, 2005         December 31, 2004
                                                                                     US$'000                   US$'000

Deductible temporary differences                                                         427                       427
Capital losses                                                                         6,138                     6,344
US state credit carryforwards                                                            316                       302
                                                                          --------------------     ---------------------
                                                                                       6,881                     7,073
                                                                          ====================     =====================


No deferred tax asset is recognised in respect of management expenses forward of US$427,000 and a capital loss of US$6,138,000 in Trinity Biotech plc in 2005 or 2004. These losses are available indefinitely for offset against future taxable profits of Trinity Biotech plc. No deferred tax asset was recognised in 2004 in respect of a capital loss carryover of US$206,000 in Clark Laboratories which expired in 2005. No deferred tax assets are recognised in this regard as deferred tax assets are only recognised on the carryforward of unused tax losses to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilised. It is not probable that there will be future taxable income in Trinity Biotech plc against which to offset the unutilised management expenses forward or that there will be future capital gains against which to offset the capital losses. A deferred tax asset of US$316,000 (2004: US$302,000) in respect of US state credit carryforwards was not recognised due to uncertainties regarding future full utilisation of these state carryforwards in the related tax jurisdiction in future periods.

In 2004 Trinity Biotech plc released a deferred tax asset of US$42,000 in respect of losses forward as it was not anticipated that the Company would have future taxable income against which to offset the unutilised management expenses forward.

UNRECOGNISED DEFERRED TAX LIABILITIES
At December 31, 2005 and 2004, there was no recognised or unrecognised deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, associates or joint ventures. The Company is able to control the timing of the reversal of the temporary differences of its subsidiaries and it is probable that these temporary differences will not reverse in the foreseeable future. The Company does not control the dividend policy of its associate or joint venture entity. However, the associate undertaking does not have undistributed reserves at December 31, 2005, and accordingly the Company has not provided for a deferred tax liability for taxable temporary differences associated with its investment in the associate. Equally there are no undistributed reserves in the Company's joint venture at December 31, 2005 and a deferred tax liability has not been recognised for the Company's investment in its joint venture at that date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

MOVEMENT IN TEMPORARY DIFFERENCES DURING THE YEAR


                                             Balance       Recognised in     Recognised in     Recognised             Balance
                                     January, 1 2005              income          goodwill      in equity   December 31, 2005
                                             US$'000             US$'000           US$'000        US$'000             US$'000
Property, plant and equipment                (1,140)                  53             (563)              -             (1,650)
Intangible assets                            (2,276)               (459)           (1,757)              -             (4,492)
Inventories                                    1,176               (272)                77              -                 981
Provisions                                       173                 135               332              -                 640
Other items *                                  (126)               (383)                13             41               (455)
Tax value of loss carryforwards
recognised                                     1,083                 442                 -              -               1,525
                                     ---------------- ------------------- ----------------- -------------- -------------------
                                             (1,110)               (484)           (1,898)             41             (3,451)
                                     ================ =================== ================= ============== ===================


* The Company implemented the provisions of IAS 32 and IAS 39 on January 1, 2005. The Company's opening deferred tax position at January 1, 2005 has been revised to account for the opening deferred tax consequences of the implementation of these standards. A deferred tax liability of US$45,000 was created on January 1, 2005, to account for the taxable temporary difference arising on the recognition of the Company's forward contracts at fair value on that date. Similarly, a deferred tax liability of US$24,000 was created on January 1, 2005 to account for the taxable temporary differences arising from the Company's split of its convertible debt on that date into its equity and liability components. The total impact of the adoption of IAS 32 and IAS 39 on the Company's tax position at January 1, 2005 has been to increase its closing deferred tax liabilities at December 31, 2004 of US$3,517,000 by US$69,000 to US$3,586,000 at January 1, 2005.



                                             Balance       Recognised in     Recognised in     Recognised             Balance
                                     January 1, 2004              income          goodwill      in equity   December 31, 2004
                                             US$'000             US$'000           US$'000        US$'000             US$'000
Property, plant and equipment                (1,005)               (135)                 -              -             (1,140)
Intangible assets                              (233)               (511)           (1,532)              -             (2,276)
Inventories                                    1,088                  88                 -              -               1,176
Provisions                                         -                 173                 -              -                 173
Other items                                    (178)                 121                 -              -                (57)
Tax value of loss carryforwards
recognised                                       142                 941                 -              -               1,083
                                     ---------------- ------------------- ----------------- -------------- -------------------
                                               (186)                 677           (1,532)              -             (1,041)
                                     ================ =================== ================= ============== ===================



13.  OTHER ASSETS

                                                                         December 31, 2005       December 31, 2004
                                                                                   US$'000                 US$'000

Other assets                                                                            61                      35
                                                                       --------------------     ---------------------
                                                                                        61                      35
                                                                       ====================     =====================

14.  INVENTORIES

                                                                         December 31, 2005       December 31, 2004
                                                                                   US$'000                 US$'000

Raw materials and consumables                                                        8,983                   9,239
Work-in-progress                                                                    10,192                  10,520
Finished goods                                                                      17,275                  17,760
                                                                       --------------------     ---------------------
                                                                                    36,450                  37,519
                                                                       ====================     =====================



All inventories are stated at the lower of cost or net realisable value.

15.  TRADE AND OTHER RECEIVABLES


                                                                         December 31, 2005       December 31, 2004
                                                                                   US$'000                 US$'000


Trade receivables, net of impairment losses                                         17,591                  10,798
Prepayments                                                                          1,956                   1,662
Value added tax                                                                         29                      70
Called up share capital not received                                                    61                     158
Finance lease receivables                                                            1,159                     491
Other receivables                                                                       89                     158
                                                                       --------------------     ---------------------
                                                                                    20,885                  13,337
                                                                       ====================     =====================


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

Trade receivables are shown net of the impairment losses provision of US$587,000 (2004: US$462,000). See note 1(j).

LEASES AS LESSOR
(i)  Finance lease commitments -- Group as lessor
The Group leases instruments as part of its business. Future minimum finance lease receivables with non-cancellable terms in excess of one year are as follows:


                                                                           December 31, 2005
                                                                                 US$'000
                                                                  Gross         Unearned        Minimum
                                                                investment        income       payments
                                                                                             receivable

Less than one year                                                     438            60            378
Between one and five years                                             933           152            781
                                                            ----------------- ------------- --------------
                                                                     1,371           212          1,159
                                                            ================= ============= ==============

                                                                           December 31, 2004
                                                                                 US$'000
                                                                  Gross         Unearned        Minimum
                                                                investment        income       payments
                                                                                             receivable
Less than one year                                                     170            12            158
Between one and five years                                             358            25            333
                                                            ----------------- ------------- --------------
                                                                       528            37            491
                                                            ================= ============= ==============


Under the terms of the lease arrangements, no contingent rents are receivable.

(ii) Operating lease commitments -- Group as lessor
The Group has leased a facility consisting of 9,000 square feet in Dublin, Ireland. This property has been sub-let by the Group. The lease contains a clause to enable upward revision of the rent charge on a periodic basis. The Group also leases instruments under operating leases as part of its business.

Future minimum rentals receivable under non-cancellable operating leases are as follows:

                                                                            December 31, 2005
                                                                                US$ '000
                                                                  Land and              Others             Total
                                                                 buildings

Less than one year                                                     153               1,190             1,343
Between one and five years                                             611               1,589             2.200
More than five years                                                   879                   -               879
                                                            -----------------     ---------------    --------------
                                                                     1,643               2,779             4,422
                                                            =================     ===============    ==============


                                                                           December 31, 2004
                                                                                US$ '000
                                                                  Land and              Others             Total
                                                                 buildings

Less than one year                                                     176                 731               907
Between one and five years                                             704                 696             1,400
More than five years                                                 1,189                   -             1,189
                                                            -----------------     ---------------    --------------
                                                                     2,069               1,427             3,496
                                                            =================     ===============    ==============


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

16.  FINANCIAL ASSETS


                                                                         December 31, 2005       December 31, 2004
                                                                                  US$ '000                US$ '000

Restricted cash                                                                      9,000                   7,148
                                                                       ====================     =====================


As part of the Club banking facility, the Group has US$9,000,000 (2004:
US$7,148,000) which it must hold on deposit and seek prior approval from the lenders before such funds are spent on acquisitions. As a result, this cash, of US$9,000,000 (2004: US$7,148,000) is shown as a financial asset at December 31, 2005.


17.  CASH AND CASH EQUIVALENTS


                                                                         December 31, 2005       December 31, 2004
                                                                                  US$ '000                US$ '000
Cash at bank and in hand                                                             4,916                   6,435
Short-term deposits                                                                  4,965                   8,704
                                                                       --------------------     ---------------------
Cash and cash equivalents in the statements of cash flows                            9,881                  15,139
                                                                       ====================     =====================


Cash relates to all cash balances which are readily available at year end. Cash equivalents relate to all cash balances on deposit, with a maturity of less than three months, which are not restricted. See note 27 (c).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

18.  CAPITAL AND RESERVES

Reconciliation of movement in capital and reserves


                                                     Share        Share         Share    Translation        Warrant
                                                   capital      capital       premium        reserve        reserve
                                                       'A'          'B'
                                                  ordinary     ordinary
                                                    shares       shares
                                                   US$'000      US$'000       US$'000        US$'000        US$'000


Balance at January 1, 2004                             658           12        87,596              -              -
Total recognised income and expense                      -            -             -            118              -
Options and warrants exercised                          12            -         1,968              -              -
Class A shares issued on conversion of                   1            -           426              -              -
convertible notes
Class A shares issued in private placement              63            -        24,272              -              -
Class A shares issued to fund an                        30            -         7,691              -              -
acquisition
Share issue expenses                                     -            -       (1,509)              -              -
Share-based payments                                     -            -             -              -              -
Own shares acquired                                      -            -             -              -              -
                                               -------------- ------------ ------------- -------------- --------------
Balance at December 31, 2004                           764           12       120,444            118              -
                                               -------------- ------------ ------------- -------------- --------------

Balance at December 31, 2004                           764           12       120,444            118              -
Adjustment in respect of adoption of IAS                 -            -       (3,779)              -          3,803
32 and 39 on January 1, 2005 (note 1(a))

Balance at January 1, 2005 as restated                 764           12       116,665            118          3,803
Total recognised income and expense                      -            -             -        (1,740)              -
Share-based payments                                     -            -             -              -              -
Options and warrants exercised                          27            -         2,464              -              -
Class A shares issued on conversion of                  27            -         5,439              -              -
convertible notes
Share issue expenses                                     -            -         (341)              -              -
Own shares sold                                          -            -             -              -              -
                                               -------------- ------------ ------------- -------------- --------------
Balance at December 31, 2005                           818           12       124,227        (1,622)          3,803
                                               -------------- ------------ ------------- -------------- --------------



                                                   Owned       Hedging        Convertible      Retained       Total
                                                  shares      reserves    notes -- equity      earnings
                                                                                component


                                                 US$'000       US$'000            US$'000       US$'000     US$'000


Balance at January 1, 2004                             -             -                  -       (6,543)      81,723
Total recognised income and expense                    -             -                  -         5,714       5,832
Options and warrants exercised                         -             -                  -             -       1,980
Class A shares issued on conversion of                 -             -                  -             -         427
convertible notes
Class A shares issued in private placement             -             -                  -             -      24,335
Class A shares issued to fund an                       -             -                  -             -       7,721
acquisition
Share issue expenses                                   -             -                  -             -     (1,509)
Share-based payments                                   -             -                  -           758         758
Own shares acquired                              (2,373)             -                  -             -     (2,373)
                                              ------------- ------------- ------------------ ------------- -----------
Balance at December 31, 2004                     (2,373)             -                  -          (71)     118,894
                                              ------------- ------------- ------------------ ------------- -----------

Balance at December 31, 2004                     (2,373)             -                  -          (71)     118,894
Adjustment in respect of adoption of IAS               -           373                164         (297)         264
32 and 39 on January 1, 2005 (note 1(a))

Balance at January 1, 2005 as restated           (2,373)           373                164         (368)     119,158
Total recognised income and expense                    -         (437)                  -         5,280       3,103
Share-based payments                                   -             -                  -         1,368       1,368
Options and warrants exercised                         -             -                  -             -       2,491
Class A shares issued on conversion of                 -             -                  -             -       5,466
convertible notes
Share issue expenses                                   -             -                  -             -       (341)
Own shares sold                                    2,373             -                  -             -       2,373
                                              ------------- ------------- ------------------ ------------- -----------
Balance at December 31, 2005                           -          (64)                164         6,280     133,618
                                              ------------- ------------- ------------------ ------------- -----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

The Company has availed of the exemption in IFRS 1 and has not applied IAS 32 and IAS 39 until January 1, 2005, see note 33. Accordingly the hedging reserve and equity component of convertible debt balances as at December 31, 2004 are presented under IFRS in line with under Previous GAAP.

SHARE CAPITAL

                                                            Class 'A' Ordinary shares    Class 'A' Ordinary shares
In thousands of shares                                                           2005                         2004
In issue at January 1                                                          54,904                       45,161
Issued for cash                                                                 2,615                        9,623
Issued for non cash (note 21)                                                   2,522                          120
                                                            -------------------------    -------------------------
In issue at December 31                                                        60,041                       54,904
                                                            -------------------------    -------------------------


                                                            Class 'B' Ordinary shares    Class 'B' Ordinary shares
In thousands of shares                                                           2005                         2004
In issue at January 1                                                             700                          700
Issued for cash                                                                     -                            -
                                                            -------------------------    -------------------------
In issue at December 31                                                           700                          700
                                                            -------------------------    -------------------------

The Company had authorised share capital of 75,000,000 'A' ordinary shares of US$0.0109 each and 700,000 'B' ordinary shares of US$0.0109 each as at December 31, 2005 and 2004.

(a) In January 2004, the Company completed a US$22.5m private placement of 5,294,118 of Class 'A' Ordinary Shares of the Company at a price of US$4.25 per ordinary share. The investors were granted five year warrants to purchase an aggregate of 1,058,824 Class 'A' Ordinary Shares of the Company at an exercise price of US$5.25 per ordinary share. Under the terms of the placement, investors were also granted the right to purchase an additional 2,647,059 Class 'A' Ordinary Shares of the Company at a price of US$4.25 per share for a period of up to 30 days after the closing of the transaction. An additional 431,617 Class 'A' Ordinary Shares of the Company, amounting to US$1,834,000, were issued within the 30 day period following the closing of the transaction to investors who exercised this option. The Company granted further warrants (vesting immediately) to purchase 200,000 Class 'A' Ordinary Shares in the Company to agents of the Company who were involved in this private placement at an exercise price of US$5.25 per Ordinary Share. These warrants also have a term of five years.

(b) A further 1,113,538 shares were issued in 2004, resulting from the exercise of warrants and employee share options.

(c) During 2005, the Company issued 2,615,375 'A' Ordinary Shares from the exercise of employee options for a consideration of US$2,491,000, settled in cash. A further 2,522,000 shares (equivalent to US$5,465,249) were issued on a non cash basis as the Company chose to repay part of its convertible debt repayments in 2005 by way of shares. In 2004, 120,423 shares were issued on the conversion of part of the principal amount of the debenture on a non cash basis also (equivalent to US$427,000) (see note
     21).

(d) Since its incorporation the Company has not declared or paid dividends on its 'A' Ordinary Shares. The Company anticipates, for the foreseeable future, that it will retain any future earnings in order to fund its business operations. The Company does not, therefore, anticipate paying any cash or share dividends on its 'A' Ordinary or 'B' Ordinary shares in the foreseeable future. As provided in the Articles of Association of the Company, dividends or other distributions will be declared and paid in US Dollars.

(e) The Class 'B' Ordinary Shares have two votes per share and the rights to participate in any liquidation or sale of the Company and to receive dividends as if each Class 'B' Ordinary Share were two Class 'A' Ordinary Shares. In all other respects they rank pari passu with the 'A' ordinary shares.

CURRENCY TRANSLATION RESERVE
The currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign currency denominated operations of the Group since January 1, 2004.

WARRANT RESERVE

The warrant reserve comprises the equity component of share warrants issued by the Company. At 31 December, 2004 the fair value of these warrants was included within share premium. As part its the adoption of IAS 32 and IAS 39 the Company has elected to disclose the fair value of these warrants as a separate reserve within equity. The Group calculates the fair value of warrants at the date of issue taking the amount directly to reserves. The fair value is calculated using the trinomial model. The fair value which is assessed at the grant date is calculated on the basis of the contractual term of the warrants. In accordance with the transitional provisions under IFRS 2, 1,258,824 warrants with a value of (US$3,803,000) have been fair valued and classified as a separate reserve. The following input assumptions were made to fair value the warrants:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

                                                                                                             2005
Fair value at date of measurement                                                                         US$3.02
                                                                                                      ===========
Share price                                                                                               US$4.78
Exercise price                                                                                            US$5.25
Expected volatility                                                                                        78.31%
Contractual life                                                                                          5 years
Risk free rate                                                                                              3.26%
Expected dividend yield                                                                                         -

A further 58,500 warrants which were outstanding at December 31, 2005 do not fall within the scope of IFRS 2 and hence were not fair valued.

OWNED SHARES

In April 2004, the Company completed the acquisition of the assets of Fitzgerald Industries International Inc (Fitzgerald) for US$16,000,000 in cash (before contingent consideration and costs). The acquisition was partly funded by the issue of 2,783,984 'A' Ordinary Shares of the Company. As at December 31, 2004, the Company funded the in substance repurchase of 817,470 shares with a value of US$2,373,000. All of these shares were resold in the market in 2005.

HEDGING RESERVE
The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions entered into but that had not yet crystallised at December 31, 2005.

19.  SHARE OPTIONS AND SHARE WARRANTS

WARRANTS
The Company granted warrants to purchase 940,405 Class 'A' Ordinary Shares in the Company to agents of the Company who were involved in the Company's private placements in 1994 and 1995 and the debenture issues in 1997, 1999 and 2002. A further warrant to purchase 100,000 Class 'A' Ordinary Shares was also granted to a consultant of the Company. In January 2004, the Company completed a private placement of 5,294,118 Class 'A' Ordinary Shares of the Company at a price of US$4.25 per share. The investors were granted five year warrants (vesting immediately) to purchase an aggregate of 1,058,824 Class 'A' Ordinary Shares in the Company at an exercise price of US$5.25 per share. The Company granted further warrants (vesting immediately) to purchase 200,000 Class 'A' Ordinary Shares in the Company to agents of the Company who were involved in this private placement in January 2004 at an exercise price of US$5.25. These warrants also have a term of five years. At December 31, 2005 there were warrants to purchase 1,317,324 Class 'A' Ordinary shares in the Company outstanding.

                                                                    December 31, 2005            December 31, 2004
Outstanding at beginning of period                                          1,317,324                      258,500
Granted                                                                             -                    1,258,824
Exercised                                                                           -                    (200,000)
                                                                   ------------------            -----------------
Outstanding at end of period                                                1,317,324                    1,317,324
                                                                   ==================            =================

OPTIONS
Under the terms of the Company's Employee Share Option Plan, options to purchase 7,531,133 Class 'A' Ordinary Shares were outstanding at December 31, 2005. Under the plan, options are granted to officers, employees and consultants of the Group at the discretion of the compensation committee (designated by the board of directors), or a sub-committee of the board, under the terms outlined below.

The terms and conditions of the grants are as follows, whereby all options are settled by physical delivery of shares:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

Vesting conditions
The options vest following a period of service by the officer or employee. The required period of service is determined by the compensation committee at the date of grant of the options (usually the date of approval by the compensation committee) and it is generally over a four year period. There are no market conditions associated with the share option grants.

Contractual life
The term of an option will be determined by the compensation committee, provided that the term may not exceed seven years from the date of grant (some of the Group's earlier plans had a ten year life). All options will terminate 90 days after termination of the option holder's employment, service or consultancy with the Group (or one year after such termination because of death or disability) except where a longer period is approved by the Board of Directors. Under certain circumstances involving a change in control of the Group, the committee may accelerate the exercisability and termination of the options.

The number and weighted average exercise price of share options and warrants per ordinary share is as follows (as required by the transitional provisions of IFRS 1 and IFRS 2, this information relates to all grants of share options and warrants by the Company):

                                                        Options and        Weighted-average              Range
                                                           warrants         exercise price                 US$
                                                                                       US$
Outstanding January 1, 2004                               8,327,394                   1.44          0.81 -5.00
Granted                                                   3,162,824                   3.68          2.33- 5.25
Exercised                                               (1,113,538)                   1.82         0.98 - 2.75
Forfeited                                                 (430,339)                   1.66          0.98 -4.00
                                                      -------------         --------------       -------------
Outstanding at end of period                              9,946,341                   2.10          0.81 -5.25
                                                      =============        ===============        ============
Exercisable at end of year                                5,693,844                   2.20          0.81 -5.25
                                                      =============        ===============        ============
Outstanding January 1, 2005                               9,946,341                   2.10          0.81 -5.25
Granted                                                   1,670,000                   1.69          1.59 -3.00
Exercised                                               (2,615,376)                   1.00           0.81-1.75
Forfeited                                                 (152,508)                   1.99           0.98-4.00
                                                      -------------         --------------       -------------
Outstanding at end of period                              8,848,457                   2.35           0.81-5.25
                                                      =============        ===============        ============
Exercisable at end of year                                4,589,342                US$2.69           0.81-5.25
                                                      =============        ===============        ============

The weighted average share price at the date of exercise for options exercised in 2005 is US$2.09 (2004: US$4.21).

The opening share price at the start of the financial year was US$2.93 and closing share price at December 31, 2005 was US$2.04. The average share price for the year was US$2.05.

A summary of the range of prices for the Company's stock options and warrants for the year ended December 31, 2005 follows:

                                          OUTSTANDING                                      EXERCISABLE
 Exercise price range   No. of options  Weighted- avg    Weighted-avg        No. of      Weighted- avg    Weighted-avg
                                        exercise price    contractual       options      exercise price    contractual
                                                        life remaining                                   life remaining
                                                            (years)                                          (years)
US$0.81-US$0.99           1,339,322        US$0.97           3.32            839,322          US$0.97         3.05
US$1.00-US$2.05           3,576,340        US$1.57           4.64          1,580,561          US$1.49         2.74
US$2.06-US$2.99           2,262,974        US$2.56           4.79            746,305          US$2.52         3.53
US$3.00-US$5.25           1,669,821        US$4.84           3.35          1,423,154          US$5.12         3.00
                        ----------------                                   ----------
                          8,848,457                                        4,589,342
                        ================                                   ==========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

The weighted-average remaining contractual life of options outstanding at December 31, 2005 is 4.24 years (2004: 4.39 years). The information above also includes outstanding warrants.

A summary of the range of prices for the Company's stock options and warrants for the year ended December 31 2004 follows:

                                          OUTSTANDING                                      EXERCISABLE
 Exercise price range   No. of options   Weight- avg      Weight-avg         No. of       Weight- avg      Weight-avg
                                        exercise price    contractual       options      exercise price    contractual
                                                        life remaining                                   life remaining
                                                            (years)                                          (years)
US$0.81-US$0.99           2,947,530        US$0.94           3.92          1,756,863          US$0.92         3.45
US$1.00-US$1.99           2,999,677        US$1.35           3.89          2,195,344          US$1.33         3.65
US$2.00-US$2.99           2,315,310        US$2.55           5.69           386,513           US$2.39         2.05
US$3.00-US$5.25           1,683,824        US$4.84           4.36          1,355,124          US$5.21         3.90
                        ----------------                                   ----------
                          9,946,341                                        5,693,844
                        ================                                   ==========

The weighted-average remaining contractual life of options outstanding at December 31, 2004 is 4.39 years. The information above also includes outstanding warrants.

The recognition and measurement principles of IFRS 2 have been applied to share options granted under the Company's share options plans since November 7, 2002 which have not vested by January 1, 2005, in accordance with the transitional provisions in IFRS 1 and IFRS as adopted by the EU. Of the total options outstanding, 2,726,700 share options which fall into this category have been fair valued in accordance with the requirements of IFRS 2 as per the group policy set out in the accounting policy in note 1.


CHARGE FOR THE YEAR UNDER IFRS 2

The charge to the income statement is calculated based on the fair value of the options granted which have not yet vested. The fair value of the options is expensed over the vesting period of the option. US$1,368,000 was charged to the income statement in 2005, split as follows:

                                                                                    December 31, 2005     December 31, 2004
                                                                                              US$'000               US$'000
Share-based payments - cost of sales                                                              110                    81
Share-based payments - research and development                                                   210                    96
Share-based payments - selling, general and administrative                                      1,048                   581
                                                                                   ------------------      ----------------
Total                                                                                           1,368                   758
                                                                                    =================      ================

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a trinomial model. The following are the input assumptions used in determining the fair value of share options granted after November 7, 2002 that had not vested as at the effective date of January 1, 2005:

                                               KEY MANAGEMENT           OTHER       KEY MANAGEMENT             OTHER
                                                    PERSONNEL       EMPLOYEES            PERSONNEL          MPLOYEES
                                                         2005            2005                 2004              2004
Weighted    average    fair    value   at             US$0.95         US$0.75              US$1.15           US$1.37
measurement date
Total share options granted                           650,000       1,019,000            1,270,000           519,833
                                             ================      ==========      ===============        ==========

Weighted average share price                          US$1.67         US$1.69              US$2.62           US$3.02
Weighted average exercise price                       US$1.67         US$1.71              US$2.56           US$3.02
Weighted average expected volatility                    60.3%          59.72%               66.48%            65.24%
Weighted average expected life                     5.33 years      3.28 years           5.28 years        3.17 years
Weighted average risk free interest rate                5.33%           4.01%                3.54%             2.66%
Expected dividend yield                                    0%              0%                   0%                0%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility is based on the historic volatility (calculated based on the expected life of the options) and no adjustments have been made to reflect any expected changes to future volatility.

20.  INTEREST-BEARING LOANS AND BORROWINGS
This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings. For more information about the Group's exposure to interest rate and foreign currency risk, see note 31.

                                                                         December 31, 2005         December 31, 2004
                                                                                  US$ '000                  US$ '000
                                                             Note
CURRENT LIABILITIES
Finance lease liabilities                                                              241                       237
Financial liabilities from unconnected third party                                       -                       669
Promissory note                                                26                    3,000                         -
Bank loans, secured                                           27(c)
 - Repayable by instalment                                                           2,504                     1,191
 - Repayable not by instalment                                                       1,975                     1,959
                                                                        ------------------         -----------------
                                                                                     7,720                     4,056
                                                                        ==================         =================
NON-CURRENT LIABILITIES
Finance lease liabilities                                                              381                       554
Bank loans, secured                                           27(c)
 - Repayable by instalment                                                           9,988                     3,581
                                                                        ------------------         -----------------
                                                                                    10,369                     4,135
                                                                        ==================         =================

BANK LOANS

In June 2003, Trinity Biotech completed a new US$10,000,000 Club banking facility with Allied Irish Bank plc and Bank of Scotland (Ireland) Limited. The facility consisted of a five year term loan of US$6,000,000 and a one year revolver of US$4,000,000. The original term loan was repayable in ten equal biannual instalments which commenced on January 2, 2004. At September 1, 2005, the balance on the term loan was US$3,600,000 and US$2,000,000 was drawn down on the revolver facility. In September 2005, Trinity amended this loan facility by increasing the balance on the term loan from US$3,600,000 to US$12,600,000 and renewing the revolver loan of US$2,000,000 for a further year. Under the terms of the amended facility, repayments on the term loan will be paid evenly over 10 instalments, commencing January 2, 2006 and six monthly thereafter. The revolver loan facility was decreased from US$4,000,000 to US$2,000,000, which was fully drawn down at December 31, 2005. This facility is secured on the assets of the Group (see note 27 (c)).Various covenants apply to the Group's bank borrowings. The banks may deem the Group to be in default if such covenants are breached. At December 31, 2005, the total amount outstanding amounted to US$14,414,000 under the Club facility agreement. The debt is stated net of unamortised funding costs of US$187,000.

FINANCE LEASE LIABILITIES

Finance lease liabilities are payable as follows:

                                                                                 December 31, 2005
                                                                                     US$ '000
                                                                 Minimum lease       Interest         Principal
                                                                    payments
Less than one year                                                          267               26               241
In more than one year, but not more than two                                220               15               205
In more than two years but not more than three                              181                5               176
                                                                 --------------   ----------------   -------------
                                                                            668               46               622
                                                                 ===============  ================   =============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

                                                                                 December 31, 2004
                                                                                     US$ '000
                                                                 Minimum lease       Interest         Principal
                                                                    payments
Less than one year                                                          267               30               237
In more than one year, but not more than two                                241               21               220
In more than two years but not more than three                              188               13               175
In more than three years but not more than four                             163                4               159
                                                                 --------------  ----------------     ------------
                                                                            859               68               791
                                                                 ==============  ================     ============

Under the terms of the lease arrangements, no contingent rents are payable.

PROMISSORY NOTES
In July 2005, Trinity Biotech completed the acquisition of Primus Corporation for a total consideration of US$14,503,000. Part of the consideration included a one year promissory note of US$3 million. Interest is charged on this note at a quarterly rate of 0.5% above the base interest rate of the US Federal Reserve Bank and is payable to the shareholders of Primus on a quarterly basis. As the interest rate applying to the promissory note represents a commercial interest rate, the Company has not discounted the promissory note. The principal amount will be paid on the first anniversary of the acquisition in July 2006. The previous shareholders of Primus retain a lien over the shares of Primus whilst payment of the promissory note remains outstanding.

21.  CONVERTIBLE NOTES - INTEREST BEARING

                                                                         December 31, 2005         December 31, 2004
                                                                                  US$ '000                  US$ '000
CONVERTIBLE NOTES
Due within one year                                                                  7,203                     7,031
Due greater than one year                                                            1,836                     8,788
                                                                        ------------------         -----------------
Total                                                                                9,039                    15,819
                                                                       ===================         =================

The Company has availed of the exemption in IFRS 1 and has not applied IAS 32 until January 1, 2005. The convertible debentures are presented under IFRS in line with Previous GAAP at December 31, 2004. If they were accounted for as compound financial instruments in accordance with IAS 32, the equity and liability elements would have been separately recorded, with the equity component of the convertible notes being calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. Transaction costs would have been allocated to the liability and equity components in proportion to the allocation of proceeds. The corresponding interest expense recognised in the income statement would have been calculated using the effective interest rate method.

                                                                                         2005                     2004
                                                                                     US$ '000                 US$ '000
                                                                         Stated under IFRS as     Stated under IFRS in
                                                                            adopted by the EU       line with Previous
                                                                                                                  GAAP
Proceeds from issue of convertible notes                                               25,000                   25,000
Transaction costs                                                                     (1,307)                   (576)*
                                                                         --------------------     --------------------
Net                                                                                    23,693                   24,424
Converted to shares                                                                   (11,889)**               (6,783)
Cash repayments                                                                       (3,644)                  (1,822)
Amount classified as equity                                                             (297)                        -
Accreted interest capitalised                                                           1,176                        -
                                                                         --------------------     --------------------
Carrying amount of liability at December 31                                             9,039                   15,819
                                                                         ====================     ====================

* The 2004 transactions costs are unamortised transactions costs.

** Of the US$6,783,000 converted to shares in December 2003 and January 2004, under IFRS US$6,423,000 was reclassified from the carrying amount of the convertible debentures to share capital and share premium, with the remaining US$360,000 being reclassified within equity to share capital and share premium.

The amount of the convertible notes classified as equity on January 1, 2005 of US$297,000 is net of attributable transaction costs of US$16,000. Of the US$297,000, US$71,000 has been reclassified from equity to share capital and share premium following the share conversions in December 2003 and January 2004. At December 31, 2005 the amount classified as equity of US$226,000 is stated net of the related deferred tax asset of US$62,000 and carried at US$164,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

In July 2003, the Company completed a private placement of US$20,000,000 principal amount of 3% convertible debentures. The debentures bear interest at a rate of 3% per annum, convertible into Class 'A' Ordinary Shares of the Company at a price of US$3.55 at the option of the holder. In December 2003, US$6,355,000 of the US$20,000,000 principal amount of the debentures and US$44,000 of the related accrued interest was converted into 1,802,676 Class 'A' Ordinary Shares of the Company. In January 2004, a further US$427,000 of the principal amount of the debenture was converted into 120,423 Class 'A' Ordinary Shares of the Company.

As part of the July 2003 placement, convertible notes in the aggregate principal amount of up to US$5,000,000 could be issued at the option of the investors by the later of January 9, 2004 and the three month anniversary of the effective date of the related registration statement. In March 2004, the investors exercised this option in full and the Company completed a further placement of US$5,000,000 principal amount of 3% convertible debentures. The debentures bear interest at a rate of 3% per annum and are convertible into Class 'A' Ordinary Shares of the Company at a price of US$4 at the option of the holder. All of the above debentures are unsecured and are repayable in ten equal instalments on a quarterly basis. Under the terms of the agreement, the Company has the option to satisfy each repayment either in cash or in shares. If the repayment is to be satisfied in shares, the number of shares will be based on, at the holders' option, either the conversion price or 97% of the volume weighted average price per ADS for the twenty trading days for the period immediately preceding the repayment date. In October 2004, the first principal repayment of US$1,822,000 was made to the debenture holders in cash. Four principal repayments of US$1,822,000 each were made in 2005. Three of these repayments were paid by shares (2,522,000 shares) and one repayment by cash. At December 31, 2005, the balance outstanding was US$9,109,000 including accrued interest at year end of US$70,000.


22.  TRADE AND OTHER PAYABLES

                                                                         December 31, 2005         December 31, 2004
                                                                                  US$ '000                  US$ '000
Trade payables                                                                       6,065                     3,266
Payroll taxes                                                                          296                       244
Employee related social insurance                                                      347                       366
Accrued liabilities and deferred income                                              6,060                     4,693
                                                                         -----------------        ------------------
                                                                                    12,768                     8,569
                                                                         =================        ==================

23.  OTHER FINANCIAL LIABILITIES

                                                                         December 31, 2005         December 31, 2004
                                                                                  US$ '000                  US$ '000
Consideration                                                                        3,707                         -
                                                                         -----------------        ------------------
                                                                                     3,707                         -
                                                                         =================        ==================

CONSIDERATION
In April, 2004, the Company acquired the trade and assets of Fitzgerald Industries International, Inc. ("Fitzgerald") for US$16 million in cash. Under the terms of the purchase agreement, contingent consideration would be payable depending on the financial performance of that business during the first two years of operation post acquisition relative to its pre-acquisition performance. At December 31, 2004 the payment of these amounts was not considered to be probable, therefore no provisions for these amounts were made. At December 31, 2005 it was determined, based on the performance of Fitzgerald in 2005, that an amount of US$1,002,000 would be payable to the shareholders of Fitzgerald. This will be paid in 2006.

In July 2005, Trinity Biotech completed acquisition of Primus Corporation for US$14.5 million. The shareholders of Primus are entitled to an additional consideration depending on the growth of the Company during 2005 net of an adjustment relating to the level of working capital at the date of acquisition. At December 31, 2005 given the financial performance of Primus post acquisition, it was determined that US$2,705,000 would be payable to the former shareholders of Primus in 2006.


24.  PROVISIONS

                                                                         December 31, 2005         December 31, 2004
                                                                                  US$ '000                  US$ '000
Provisions                                                                             199                        62
                                                                         =================        ==================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

Movement on provisions during the year is as follows:

                                                                                                   December 31, 2005
                                                                                                            US$ '000
Balance at  January 1, 2005                                                                                       62
Provisions made during the year                                                                                  137
                                                                                                   -----------------
Balance at December 31, 2005                                                                                     199
                                                                                                   =================

The above provisions represent estimated royalties which are payable, the exact amount of which cannot be determined. US$199,000 represents management's best estimate of the liability at December 31, 2005.


25.  OTHER PAYABLES

                                                                         December 31, 2005       December 31, 2004
                                                                                  US$ '000                US$ '000
Other payables                                                                         102                      35
                                                                         =================       =================

26.  BUSINESS COMBINATIONS

2005 Acquisitions
In March 2005, Trinity Biotech completed the acquisition of the assets of Research Diagnostics Inc ("RDI"), a provider of immunodiagnostic products for US$4,200,000 in cash. Acquisition expenses amounted to US$105,000. In July 2005, Trinity Biotech completed the acquisition of 100% of the equity in Primus Corporation ("Primus"), a leader in the field of in-vitro diagnostic testing for haemoglobin A1c and haemoglobin variants for US$14,503,000 consisting of a cash consideration of $US8,587,000 and a one year promissory note of US$3,000,000. Acquisition expenses amounted to US$211,000. Under the terms of the purchase agreement, the shareholders of Primus were also entitled to an additional consideration based on the growth of the Group during the remainder of 2005. At year end, the Company has accrued US$2,705,000 for this additional consideration which will be paid in early 2006. The results of these acquisitions for 2005 are incorporated from the date of acquisition in the consolidated statement of income for the year ended December 31, 2005. The fair value of the identifiable assets and liabilities are as follows:

                                                          Primus                   RDI                 Total
                                                         US$'000               US$'000              US$ '000
Property, plant and equipment                              2,395                     -                 2,395
Trade and other receivables                                1,848                     -                 1,848
Inventories                                                1,304                   113                 1,417
Intangible assets                                          4,615                 1,790                 6,405
                                                       ---------            ----------              --------
                                                          10,162                 1,903                12,065
                                                       ---------            ----------              --------

Deferred tax liability (see note 12)                       1,825                   216                 2,041
Trade and other payables                                   1,649                     -                 1,649
                                                       ---------            ----------              --------
                                                           3,474                   216                 3,690
                                                       ---------            ----------              --------

Fair value of net assets                                   6,688                 1,687                 8,375
Goodwill arising on acquisition                            7,688                 2,618                10,306
                                                       ---------            ----------              --------
                                                          14,376                 4,305                18,681
                                                       =========            ==========              ========
Consideration:
Cash payments                                              8,587                 4,200                12,787
Less cash transferred with subsidiary                      (127)                     -                 (127)
Deferred consideration                                     3,000                     -                 3,000
Other consideration (see note 23)                          2,705                     -                 2,705
Costs associated with the acquisition                        211                   105                   316
                                                       ---------            ----------              --------
                                                          14,376                 4,305                18,681
                                                       =========            ==========              ========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

Goodwill capitalised during 2005 in respect of acquired businesses amounted to US$10,306,000 and comprises:

                                                       Fair value
                                      Book values      adjustments     Fair value     Consideration     Goodwill
                                        US$ '000        US$ '000        US$ '000        US$ '000        US$ '000
PRIMUS
Property, plant and equipment                 2,371              24          2,395
Trade and other receivables                   1,848               -          1,848
Inventories                                   1,858           (554)          1,304
Intangible assets                               330           4,285          4,615
                                     --------------   -------------   ------------
                                              6,407           3,755         10,162
                                     --------------   -------------   ------------

Deferred tax liability                            -           1,825          1,825
Trade and other payables                      1,566            (33)          1,533
Creditors greater than one year                 116               -            116
                                     --------------   -------------   ------------
                                              4,725           1,963          6,688            14,376         7,688
                                     ==============   =============  ==============   ==============     =========

RDI
Property, plant and equipment                    10            (10)              -
Inventories                                     146            (33)            113
Intangible assets                                 -           1,790          1,790
                                     --------------   -------------   ------------
                                                156           1,747          1,903
                                     --------------   -------------   ------------

Deferred tax liability                            -             216            216
                                     --------------   -------------   ------------
                                                156           1,531          1,687             4,305         2,618
                                     ==============   =============  ==============   ==============     =========

During the period, following these acquisitions, fair value adjustments were made to recognise intangible assets acquired in these business combinations in 2005. All of the fair value adjustments were made following an assessment of the carrying value of the assets acquired.

If the acquisitions had occurred on January 1, 2005 the Group revenue would have been US$104,885,000 and the retained profit for the financial period would have been US$5,564,000.

Impact of the acquisitions on the income statement
RDI and Primus acquired on March 21 and July 19 contributed US$9,793,000 and US$1,578,000 to the revenue and operating profit of the Group, respectively.

Impact of acquisitions on cash flow headings
There were two acquisitions in 2005. The cash outflow of US$13,129,000 in 2005 was partly funded by US$9,000,000 received as part of the amendment to the current bank loan facility (see note 20). The acquisition of Primus did not have a material impact on any of the headings of the consolidated statement of cashflows. As the working capital of RDI was fully integrated into the Group's existing operations by December 31, 2005 post acquisition operating cashflows were not obtainable.

2004 Acquisitions
In April, 2004, the Company acquired the trade and assets of Fitzgerald Industries International, Inc ("Fitzgerald") for US$16 million in cash. Acquisition expenses amounted to US$152,000. Additional consideration was payable for the acquisition of the business of Fitzgerald, depending on the financial performance of that business during the first 18 months of operation post acquisition relative to its pre-acquisition performance. At December 31, 2004 the payment of these amounts was not considered to be probable, therefore no provisions for these amounts were made. At December 31, 2005 it was determined, based on the performance of Fitzgerald in 2005, that deferred consideration of US$1,002,000 is payable. See note 23.

Fitzgerald provides a comprehensive range of immunodiagnostic products to pharmaceutical companies, reference laboratories, diagnostic manufacturers and research facilities worldwide. The acquisition of Fitzgerald places the Company in the life sciences market with significant potential for future growth.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

In April 2004, the Company also acquired the trade, assets and certain liabilities of Adaltis US, Inc for US$2,852,000 in cash. Adaltis US, Inc was the distribution arm for Adaltis Inc. Acquisition costs amounted to US$112,000. As part of the transaction, Trinity obtained exclusive distribution rights to Adaltis' open-end microplate analytical instrumentation in the US and non-exclusive distribution rights in the rest of the world, excluding China. This acquisition gives Trinity access to the existing installed base of instruments in the US and provides an opportunity for Trinity to place its own reagents on this installed base of instruments. The results of these acquisitions for 2004 are incorporated from the date of acquisition in the consolidated statement of income for the year ended December 31, 2004. The fair value of the identifiable assets and liabilities are as follows:

                                                               Fitzgerald               Adaltis               Total
                                                                 US$ '000              US$ '000            US$ '000
Property, plant and equipment                                          35                   237                 272
Trade and other receivables                                            67                   851                 918
Inventories                                                           126                   480                 606
Intangible assets                                                  10,463                   660              11,123
                                                               ----------              --------           ---------
                                                                   10,691                 2,228              12,919
                                                               ----------              --------           ---------

Deferred tax liability (see note 12)                              (1,308)                 (224)             (1,532)
Trade and other payables                                                -                 (999)               (999)
                                                               ----------              --------           ---------
                                                                  (1,308)               (1,223)             (2,531)
                                                               ----------              --------           ---------

Fair value of net assets                                            9,383                 1,005              10,388
Goodwill arising on acquisition                                     6,769                 1,959               8,728
                                                               ----------              --------           ---------
                                                                   16,152                 2,964              19,116
                                                               ==========              ========           =========

Consideration:
Cash payments                                                      16,000                 2,852              18,852
Costs associated with the acquisition                                 152                   112                 264
                                                               ----------              --------           ---------
                                                                   16,152                 2,964              19,116
                                                               ==========              ========           =========

Goodwill capitalised during 2004 in respect of these acquisitions amounted to US$8,728,000 and comprises:

                                                       Fair value
                                      Book values      adjustments     Fair value     Consideration     Goodwill
                                        US$ '000        US$ '000        US$ '000        US$ '000        US$ '000
FITZGERALD
Property, plant and equipment                    35               -             35
Trade and other receivables                      84            (17)             67
Inventories                                     126               -            126
Intangible assets                                33          10,430         10,463
                                     --------------   -------------   ------------
                                                278          10,413         10,691
                                     --------------   -------------   ------------

Deferred tax liability                            -         (1,308)        (1,308)
                                     --------------   -------------   ------------
                                                278           9,105          9,383          (16,152)         6,769
                                     ==============   =============  ==============   ==============     =========

ADALTIS
Property, plant and equipment                   237               -            237
Trade and other receivables                     851               -            851
Inventories                                     480               -            480
Intangible assets                                 -             660            660
                                     --------------   -------------   ------------
                                              1,568             660          2,228
                                     --------------   -------------   ------------

Deferred tax liability                            -           (224)          (224)
Trade and other payables                    (1,004)               5          (999)
                                     --------------   -------------   ------------
                                            (1,004)           (219)        (1,223)
                                     --------------   -------------   ------------

                                                564             441          1,005           (2,964)         1,959
                                     ==============   =============  ==============   ==============     =========

During the period, following the acquisitions, fair value adjustments were made to recognise intangible assets acquired in these business combinations. US$8,690,000 of the cost of the acquisition of Fitzgerald was assigned to customer relationships acquired, US$700,000 was assigned to supplier relationships, US$970,000 was assigned to an indefinite-lived intangible asset representing the trade name acquired and US$70,000 was allocated to other intangibles. A deferred tax liability of US$1,308,000 was recognised on the acquired intangibles of Fitzgerald. A fair value adjustment was made to recognise intangibles of US$660,000 representing customer relationships acquired as part of the Adaltis business combination. A deferred tax liability of US$224,000 was recognised on this acquired intangible. Initial fair value adjustments were also made to the acquired working capital of Fitzgerald (US$17,000 decrease) and Adaltis (US$5,000 increase). All of these fair value adjustments were made following an assessment of the carrying value of the net assets acquired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

The book values of the assets shown above have been taken from management accounts and other information of the acquired businesses at the dates of acquisition.

Following the completion of the fair value exercises in 2005 in respect of the acquisitions made during 2004, amendments have been made to the fair values reported in the 2004 financial statements related to the fair valuation of inventory acquired in Fitzgerald and of inventory and receivables acquired in Adaltis. The difference has been taken as an adjustment to goodwill on acquisition. Provisional and final values of net assets acquired and consideration paid are as follows:

                                      Provisional           Adjustments           Adjustments                Final
                                       fair value         to net assets              to costs           fair value
                                             2004                  2005                  2005                 2005
                                          US$'000               US$'000               US$'000              US$'000
FITZGERALD
Property, plant and
equipment                                      35                     -                     -                   35
Intangible assets                          10,463                     -                     -               10,463
Working capital                               193                  (64)                     -                  129
                                     ------------         -------------           ------------          ----------
                                           10,691                  (64)                     -               10,627
                                     ------------         -------------           ------------          ----------

Deferred tax liability                    (1,308)                     -                     -              (1,308)
                                     ------------         -------------           ------------          ----------
                                            9,383                  (64)                     -                9,319
                                     ------------         -------------           ------------          ----------

Consideration and costs                    16,152                     -                 1,104               17,256
                                     ------------         -------------           ------------          ----------

ADALTIS
Property, plant and
equipment                                     237                     -                     -                  237
Intangible assets                             660                     -                     -                  660
Working capital                               332                 (134)                     -                  198
                                     ------------         -------------           ------------          ----------
                                            1,229                 (134)                     -                1,095
                                     ------------         -------------           ------------          ----------

Deferred tax liability                      (224)                   142                     -                 (82)
                                     ------------         -------------           ------------          ----------
                                            1,005                     8                     -                1,013
                                     ------------         -------------           ------------          ----------

Consideration and costs                     2,964                     -                     -                2,964
                                     ------------         -------------           ------------          ----------

The following represents the increases (decreases) to goodwill which took place in 2005.

                                                                                    US$'000
Goodwill recognised with respect to 2005 acquisitions
     - Primus                                                                         7,688
     - RDI                                                                            2,618
Goodwill recognised with respect to 2004 acquisitions
     - Fitzgerald                                                                     1,168
     -Adaltis                                                                           (8)
                                                                                  ---------
Total goodwill movement in 2005                                                      11,466
                                                                                  ---------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

27.  COMMITMENTS AND CONTINGENCIES

(a)  CAPITAL COMMITMENTS
There were no capital commitments contracted for or authorised at December 31, 2005.

(b)  LEASES AS LESSEE
The Group leases a number of premises under operating leases. The leases typically run for periods up to 25 years. Lease payments are reviewed periodically (typically on a 5 year basis) to reflect market rentals. None of the leases include contingent rentals. Operating lease commitments payable during the next 12 months amount to US$2,277,000 (2004: US$2,648,000) payable on leases of buildings at Dublin and Bray, Ireland, Umea, Sweden, upstate New York, Kansas City, New Jersey, Massachusetts and Carlsbad, California and motor vehicles and equipment in the UK and Lemgo, Germany. US$249,000 (2004:
US$206,000) of these operating lease commitments total relates to leases whose remaining term will expire within one year, US$82,000 (2004: US$630,000) relates to leases whose remaining term expires between one and two years, US$342,000 (2004: US$253,000) between two and five years and the balance of US$1,604,000 (2004: US$1,559,000) relates to leases which expire after more than five years.

Future minimum operating lease commitments with non-cancellable terms in excess of one year are as follows:


                                                                  Year ended
                                                                        2005
                                                            Operating leases
                                                                     US$'000
         2006                                                          2,277
         2007                                                          1,998
         2008                                                          1,936
         2009                                                          1,719
         2010                                                          1,539
         Later years                                                  15,998
                                                            -----------------
         Total lease obligations                                      25,467
                                                            -----------------



                                                                  Year ended
                                                                        2004
                                                            Operating leases
                                                                     US$'000
         2005                                                          2,648
         2006                                                          2,200
         2007                                                          1,777
         2008                                                          1,632
         2009                                                          1,584
         Later years                                                  18,912
                                                            -----------------
         Total lease obligations                                      28,753
                                                            -----------------


See note 20 for future minimum finance lease commitments.

(c) In June 2003, the Group completed a new US$10,000,000 Club banking facility with Allied Irish Banks plc and Bank of Scotland (Ireland) Limited, this facility is guaranteed by the subsidiaries of the company. An additional US$9,000,000 was borrowed as part of this facility in September 2005. At December 2005, US$14,600,000 was drawn down by the Group consisting of a US$12,600,000 of a term loan and US$2,000,000 revolver facility (see note
     20). The Group's bank borrowings are secured by a fixed and floating charge over the assets of Group entities, including specific charges over the shares in the subsidiaries and the Group's patents. Various covenants apply to the Group's bank borrowings with respect to profitability, interest cover, capital expenditure, working capital and location of assets. The banks may deem the Company to be in default if such covenants are breached The Group has agreed to keep US$9,000,000 (2004: US$7,148,000) on deposit with its lending banks and must seek prior approval from these financial institutions before such funds are spent on acquisitions. Resulting from the restrictions on this cash, the US$9,000,000 (2004: US$7,148,000) is shown as a financial asset at December 31, 2005. See note 16.

(d) Pursuant to the provisions of Section 17, Irish Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, Trinity Biotech Manufacturing Services Limited, Trinity Research Limited, Benen Trading Limited and Trinity Biotech Sales Limited, subsidiary undertakings in the Republic of Ireland, for the financial year to December 31, 2005 and, as a result, these subsidiary undertakings have been exempted from the filing provisions of Section 17, Irish Companies (Amendment) Act, 1986. Where the Company enters into these guarantees of the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the company will be required to make a payment under the guarantee. The Company does not enter into financial guarantee with third parties. The Company does not expect the amendment to have any impact on the Company financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(e) In December 2003, the Company initiated legal proceedings in the Superior Court of Middlesex County, Massachusetts against Inverness Medical and its affiliate Wampole (collectively, Defendants) for declaratory judgment, breach of contract and unfair and deceptive business practices in connection with the Defendants' performance under a distribution agreement initially entered into in 1995 by Clark Laboratories Inc (now part of the Trinity Biotech Group) and subsequently amended in 2002. Inverness Medical, through its affiliate, Wampole Laboratories, has acted as exclusive distributor for certain of Trinity Biotech's infectious disease products in the US. This exclusivity ended on September 30, 2004, at which time it had been agreed that both Trinity Biotech and Inverness Medical would sell the products under their respective labels. Among other things, the suit requested a judgement declaring that Trinity was entitled to sell certain products directly in the US and Puerto Rico before October 1, 2004 under the terms of the 2002 amendment to the distribution agreement. The suit also alleged that the Defendants were attempting to convert customers from Trinity's products to products manufactured by a competitor (which were modified to look like the Trinity products) by misrepresenting to the customers that the Trinity product was unavailable and was being discontinued. In January 2004, the Defendants countersued alleging, among other things, various breaches of the distribution agreement and subsequent amendments, and that Defendants were entitled to rescind the distribution agreement and any amendments thereto, including any agreement to grant certain intellectual property rights to Trinity. The Defendants sought a preliminary injunction to prevent Trinity from selling directly in the Territory any of its products which are competitive with products sold by the Defendants and sourced from other suppliers. The Superior Court of Middlesex County, Massachusetts, denied this motion for a preliminary injunction on January 28, 2004. In April of 2004, Trinity amended its complaint to add additional claims alleging breaches of the distribution agreement by the Defendants. In May of 2004, the Defendants amended their counterclaims to add claims alleging, among other things, that Trinity was selling certain products without a license. Following the expiration of the Defendants' exclusive distribution rights under the distribution agreement on October 1, 2004, Trinity moved to amend its complaint to eliminate the declaratory judgment claims and add additional claims for breach of the distribution agreement and tortious interference with advantageous business relations that had arisen after December 2003. The Defendants filed a cross-motion to amend their complaint. On April 22, 2005, the court granted both parties' motions to amend. The case is currently in the discovery phase. It is possible that the Company will incur a loss arising out of this legal case. However, it is currently not possible to quantify the amount of this potential loss.

(f) Arising out of its acquisition of Primus in July 2005, the Company has provided the former shareholders with a promissory note to pay the remaining US$3,000,000 of the purchase consideration on the first anniversary of the transaction. Until the promissory note is paid the former shareholders have a lien over all of the shares in Primus.

(g) For finance leases outstanding at year end, the lessor has a charge over the relevant assets.

28.  RELATED PARTY TRANSACTIONS
The Group has related party relationships with its subsidiaries, associate and joint venture entities (see note 29) and with its directors and executive officers.

The Company has entered into various arrangements with JRJ Investments ("JRJ"), a partnership owned by Mr O'Caoimh and Dr Walsh, directors of the Company, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. It has entered into an agreement with JRJ pursuant to which the Company has taken a lease of premises adjacent to the existing facility for a term of 20 years at a rent of (euro)7.62 per square foot ("the Current Extension"). The lease commenced on the newly completed 25,000 square foot building in July 2000. On November 20, 2002, the Company entered into an agreement for a 25 year lease with JRJ for offices that have been constructed on part of these lands. The annual rent of (euro)381,000 (US$451,000) is payable from January 1, 2004. Independent valuers have advised the Company that the rent fixed in respect of the Current Extension and the agreement for lease represents a fair market rent. The rent for any future property constructed will be set at the then open market value. The Company and its directors (excepting Mr O'Caoimh and Dr Walsh who express no opinion on this point) believe that the arrangements entered into represent a fair and reasonable basis on which the Company can meet its ongoing requirements for premises.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

Compensation of key management personnel of the Group

The key management personnel of the Group is made up of the four executive directors of the Company. Compensation for the year ended December 31, 2005 of these personnel is detailed below:


                                                                           December 31, 2005         December 31, 2004
                                                                                     US$'000                   US$'000
Short-term employee benefits (note 5)                                                  1,752                     1,321
Post-employment benefits (note 5)                                                        131                       172
Share-based payments                                                                     828                       339
                                                                          ------------------        ------------------
                                                                                       2,711                     1,832
                                                                          ==================        ==================


Total remuneration is included in "personnel expenses" (see note 6).

Directors' and executive officers interests in the Company's shares and share option plan


                                                                         'A' Ordinary Shares       Share options
At January 1, 2005                                                                 1,379,530           6,108,541
Exercised                                                                                  -         (2,546,875)
Granted                                                                                    -             650,000
Shares sold                                                                                -                   -
Shares purchased                                                                   4,501,675                   -
                                                                          ------------------      --------------
At December 31, 2005                                                               5,881,205           4,211,666
                                                                          ==================      ==============



                                                                         'A' Ordinary Shares      Share options
At January 1, 2004                                                                 2,988,105          4,838,541
Exercised                                                                                  -                  -
Granted                                                                                    -          1,270,000
Shares sold                                                                      (1,608,575)                  -
Shares purchased                                                                           -                  -
                                                                          ------------------      --------------
At December 31, 2004                                                               1,379,530          6,108,541
                                                                          ==================      ==============


29.  INTEREST IN JOINT VENTURE ENTITY
Through its investment in Primus, the Groups holds a 50% interest in Primus International LLC, a jointly controlled entity. Under the terms of the shareholders agreement between Primus Corporation and Progressive Group Inc (the holder of the remaining 50%), control of Primus International LLC is exercised jointly by both parties. The share of the assets and liabilities, at December 31, 2005 and income and expenses for the period from acquisition (July 19, 2005) to December 31, 2005 of the jointly controlled entity, which are included in the consolidated financial statements using the proportionate consolidation method, are as follows:


                                                                         December 31, 2005        December 31,  2004
                                                                                   US$'000                   US$'000
Non-current assets                                                                     103                         -
Current assets                                                                         372                         -
                                                                         =================       ===================
                                                                                       475                         -
Current liabilities                                                                  (247)                         -
Non-current liabilities                                                                  -                         -
                                                                         -----------------       -------------------
                                                                                       228                         -
                                                                         =================       ===================



                                                                     Period ended December     Period ended December
                                                                                  31, 2005                  31, 2004
                                                                                   US$'000                   US$'000
Revenue                                                                                 13                         -
Cost of sales                                                                         (12)                         -
Selling, general and administrative costs                                             (21)                         -
                                                                     ---------------------     ---------------------
Loss before tax                                                                       (20)                         -
Tax                                                                                      -                         -
                                                                     ---------------------     ---------------------
Net loss                                                                              (20)                         -
                                                                     =====================     =====================


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

30.  INVESTMENT IN ASSOCIATE
Through its investment in Primus Corporation, the Group holds a 32% interest in Chronomed Inc. Under the terms of the shareholders agreement for Chronomed Inc, Primus Corporation does not have control of this entity and hence it is treated as an associate. In determining the carrying value of the investment in the associate, the Group considered its share of the net assets as at December 31, 2005. As Chronomed Inc. had net liabilities as at December 31, 2005 and the Company had no legal or constructive obligations to make payments on behalf of the associate a carrying value of nil has been assigned to the investment.


                                                                         December 31, 2005         December 31, 2004
                                                                                   US$'000                   US$'000
Carrying amount of investment                                                            -                         -
                                                                         =================         =================


31.  DERIVATIVES AND FINANCIAL INSTRUMENTS
The Group uses a range of financial instruments (including cash, bank borrowings, convertible notes, promissory notes and finance leases) to fund its operations. These instruments are used to manage the liquidity of the Group in a cost effective, low-risk manner. Working capital management is a key additional element in the effective management of overall liquidity. The Group does not trade in financial instruments or derivatives.

The main risks arising from the utilisation of these financial instruments are interest rate risk, liquidity risk, foreign exchange and credit risk.

INTEREST RATE RISK
The Group borrows in US dollars at floating and fixed rates of interest. Year-end borrowings totalled US$27,128,000 (2004: US$24,011,000), (net of cash and restricted cash: US$8,247,000 (2004: US$1,723,000)), at interest rates ranging from 3.0% to 5.65% (2004: 3.0% to 5.5%) and including US$9,714,000
(2004: US$16,680,000) of fixed rate debt at interest rates ranging from 3% to 5% (2004: 3% to 5.5%). In broad terms, a one-percentage point increase in interest rates would increase interest income by US$189,000 (2004: US$223,000) and increase the interest expense by US$174,000 (2004: US$73,000) resulting in a decrease in the net interest charge of US$15,000 (2004: decrease by US$150,000).

EFFECTIVE INTEREST RATE AND REPRICING ANALYSIS
The following table sets out all interest-earning financial assets and interest bearing financial liabilities held by Trinity Biotech at December 31, indicating their effective interest rates and the period in which they reprice.

The following table for 2005 is prepared under IFRS as adopted by the EU. By adopting IAS 32 and 39 from January 1, 2005, interest on the convertible notes is charged to the income statement at an effective interest rate of 6.23%. The effective interest rate on all other loans and borrowings is the same as actual interest rates.


AS AT DECEMBER 31, 2005        NOTE      EFFECTIVE        TOTAL          1 YEAR    1-2 YEARS      2-5 YEARS
US$'000                              INTEREST RATE      US$'000         US$'000      US$'000        US$'000

Cash and cash equivalents         16          4.22%        9,881           9,881            -              -

Financial asset --                17          4.22%        9,000           9,000            -              -
restricted cash
Secured bank loans --             20          5.65%     (14,414)        (14,414)            -              -
floating
Secured bank loans -- fixed       20             5%         (53)               -            -           (53)
Promissory note -- floating       20          4.27%      (3,000)         (3,000)            -              -
Convertible notes -- fixed        21          6.23%      (9,039)               -      (9,039)              -
Finance lease liabilities         20          5.60%        (622)            (54)            -          (568)
- fixed
                                                    -----------    ------------   ----------   ------------
TOTAL                                                   (8,247)           1,413      (9,039)          (621)
                                                    ===========    ============   ==========   ============


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

The following table for 2004 is prepared in line with Previous GAAP. The Company has availed of the exemption in IFRS 1 and has not applied IAS 32 and IAS 39 until January 1, 2005. The convertible notes are presented under IFRS in line with Previous GAAP at December 31, 2004 and as a result the effective interest rate is the normal coupon interest rate of 3% as adjusted for the effect of transaction costs. The effective interest rate on all other loans and borrowings is the same as actual interest rates.



AS AT DECEMBER 31, 2004        NOTE      EFFECTIVE        TOTAL          1 YEAR    1-2 YEARS      2-5 YEARS
US$'000                              INTEREST RATE      US$'000         US$'000      US$'000        US$'000
Cash and cash equivalents        16          2.33%       15,139          15,139            -              -
Financial asset -                17          2.33%        7,148           7,148            -              -
restricted cash
Secured bank loans -             20          3.37%      (6,662)         (6,662)            -              -
floating
Other financial                  20          4.86%        (669)           (669)            -              -
liabilities - floating
Secured bank loans -fixed        20             5%         (69)               -            -           (69)
Convertible notes - fixed        21             3%     (15,819)               -            -       (15,819)
Finance lease liabilities        20          5.04%        (791)            (25)        (121)          (645)
- fixed
                                                    -----------    ------------   ----------   ------------
TOTAL                                                   (1,723)          14,931        (121)       (16,533)
                                                    ===========    ============   ==========   ============

Trinity Biotech has no interest earning financial assets and interest bearing financial liabilities with a maturity greater than 5 years.

LIQUIDITY RISK
The Group's operations are cash generating. Short-term flexibility is achieved through the management of the group's short-term deposits and through the use of a revolver loan facility.

FOREIGN EXCHANGE RISK
The majority of the Group's activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group's euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the euro. Arising from this, the Group pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these euro forecasted transactions. All of the forward contracts at December 31, 2005 have maturities of less than one year after the balance sheet date. Where necessary, the forward contracts are rolled over at maturity.

With an increasing level of euro denominated sales, the Group anticipates that, over the next three years, a higher proportion of its non-US Dollar expenses will be matched by non-US Dollar revenues. The Group had foreign currency denominated cash balances equivalent to US$1,486,000 at December 31, 2005 (2004:
US$874,000).

IFRS 1 exemption from IAS 39
The Group has availed of the exemption in IFRS 1 and is applying the requirements of IAS 39 prospectively from January 1, 2005. At December 31, 2004 these forward contracts are accounted for under IFRS in line with Previous GAAP. If they were accounted for under IAS 39, the unrecognised gains and losses with hedged transactions would be recognised in the statement of recognised income and expenditure and the fair value of these contracts would be recognised on the balance sheet.

Forecasted transactions
From January 1, 2005 the Group states its forward exchange contracts at fair value in the balance sheet. The Group classifies certain of its forward exchange contracts as hedging forecasted transactions and thus accounting for them as cash flow hedges. During 2005 changes in the fair value of these contracts were recognized in equity and then in the case of contracts which were exercised during 2005, the cumulative gain or losses were transferred to the income statement. Changes in the fair value of ineffective cash flow hedges were recognized in the income statement during 2005. The fair value of all forward exchange contracts amounted to a liability of US$44,000. The liability of US$44,000 in respect of the fair value of all forward exchange contracts at December 31, 2005 comprises assets of US$6,000,000 and liabilities of US$6,044,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

CREDIT RISK
The Group has no significant concentrations of credit risk. Exposure to credit risk is monitored on an ongoing basis. The Group maintains specific provisions for potential credit losses. To date such losses have been within management's expectations. Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

With respect to credit risk arising from the other financial assets of the Group, which comprise cash and cash equivalents, restricted cash and forward contracts, the Group's exposure to credit risk arises from default of the counter-party, with a maximum exposure equal to the carrying amount of these instruments.

The Group maintains cash and cash equivalents and restricted cash with various financial institutions. These financial institutions are located in a number of countries and Group policy is designed to limit exposure to any one institution. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

The carrying amount reported in the balance sheet for cash and cash equivalents and restricted cash approximates their fair value.

FAIR VALUE OF INTEREST BEARING FINANCIAL LIABILITIES

                                                                            Carrying Value        Fair Value
                                                                                   US$'000           US$'000
Convertible notes                                                                    9,039             9,009
Interest bearing loans                                                              17,467            17,465
Finance leases                                                                         622               623
                                                                         -----------------   ----------------
TOTAL                                                                               27,128            27,097
                                                                         =================   ================

INTEREST RATE PROFILE OF FINANCIAL LIABILITIES
The interest rate profile of financial liabilities of the Group was as follows:


                                                                December 31, 2005         December 31, 2004
                                                                         US$ '000                  US$ '000
Floating rate financial liabilities                                        17,414                     7,331
Fixed rate financial liabilities                                            9,714                    16,680
                                                                -----------------         -----------------
                                                                           27,128                    24,011
                                                                =================         =================

Floating rate financial liabilities comprise other borrowings that bear interest at rates of between 4.27% and 5.65%. These borrowings are provided by lenders at margins ranging from 0.5% to 1.25% over interbank rates.

The table below provides information about the Company's long-term debt obligations that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set at the balance sheet date. The information is presented in US Dollars, which is the Company's reporting currency.

MATURITY                                                                                AFTER                     FAIR
BEFORE DECEMBER 31               2006         2007       2008       2009       2010      2011        TOTAL        VALUE
LONG-TERM DEBT
Variable rate -- US$000          7,462        2,488      2,488      2,488      2,487         -       17,413      17,413
Average interest rate            5.11%        5.11%      5.11%      5.11%      5.11%         -        5.11%

Fixed rate -- US$000             7,460        2,057        193          4          -         -        9,714       9,684
Average interest rate            3.08%        3.23%      5.07%       5.0%          -         -        3.15%


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005


                                                                         December 31, 2005         December 31, 2004
FIXED RATE FINANCIAL LIABILITIES
Weighted average interest rate                                                       3.15%                     3.20%
Weighted average period for which rate is fixed                                 1.13 years                2.15 years


MATURITY OF FINANCIAL LIABILITIES
The maturity profile of the Group's financial liabilities was as follows:


                                                                         December 31, 2005         December 31, 2004
                                                                                  US$ '000                  US$ '000
In one year or less, or on demand                                                   14,922                    11,088
In more than one year, but not more than two                                         4,546                     8,733
In more than two years, but not more than three                                      2,680                     2,835
In more than three years, but not more than four                                     2,492                     1,352
In more than four years, but not more than five                                      2,488                         3
                                                                        ------------------        ------------------
                                                                                    27,128                    24,011
                                                                        ==================        ===================


FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES
There is no significant difference between the fair value and the carrying value of the Group's Financial Assets and Liabilities as at December 31, 2005 or December 31, 2004. At December 31, 2005 forward contracts with a carrying value of US$44,000 (2004:$NIL) had a fair value of US$44, 000 (2004: US$418,000).

32.  ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of these financial statements requires us to make estimates and judgements that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

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

KEY SOURCES OF ESTIMATION UNCERTAINTY
Note 11 contains information about the assumptions and their risk factors relating to goodwill impairment. Note 19 outlines information regarding the valuation of share options. In note 31 detailed analysis is given about the interest rate risk, credit risk, liquidity risk and foreign exchange risk of the Group.

CRITICAL ACCOUNTING JUDGMENTS IN APPLYING THE GROUP'S ACCOUNTING POLICIES Certain critical accounting judgements in applying the Group's accounting policies are described below:

Research and development expenditure
Under IFRS as adopted by the EU, we write-off research and development expenditure as incurred, with the exception of expenditure on projects whose outcome has been assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues. Such expenditure is capitalised at cost within intangible assets and amortised over its expected useful life of 15 years, which commences when commercial production starts (see note 11).

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

Impairment of intangible assets and goodwill
Definite lived intangible assets are reviewed for indicators of impairment annually while goodwill and indefinite lived assets are tested for impairment annually, individually or at the cash generating unit level.

Factors considered important, as part of an impairment review, include the following:

     o significant underperformance relative to expected historical or projected future operating results;
     o significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
     o  obsolescence of products;
        significant decline in our stock price for a sustained period; and
     o  our market capitalisation relative to net book value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

When we determine that the carrying value of intangibles, non-current assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on our estimates of projected net discounted cash flows expected to result from that asset, including eventual disposition. Our estimated impairment could prove insufficient if our analysis overestimated the cash flows or conditions change in the future.

Allowance for slow-moving and obsolete inventory
We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write-off any inventory that is approaching its "use-by" date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value.

Allowance for impairment of receivables.
We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected (see note 1).

Accounting for income taxes
Significant judgement is required in determining our worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and cost reimbursement arrangements among related entities, the process of identifying items of revenue and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and profit in the period in which such determination is made. Deferred tax assets and liabilities are determined using enacted or substantively enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities.

While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing whether deferred tax assets can be recognised, there is no assurance that these deferred tax assets may not be realisable. The extent to which deferred tax assets which are recognised are not realisable could have a material adverse impact on our income tax provision and net income in the period in which such determination is made. In addition, we operate within multiple taxing jurisdictions and are subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. In management's opinion, adequate provisions for income taxes have been made (see note 8 and 12).

Warranty Provision
We make judgements as to extent to which we have to replace products which are returned by customers due to quality issues. In determining the level of provision required for such returns we consider our historical experience of customers returning products. If our historical experience does / does not reflect future levels of returned products then the level of provision is increased / released as appropriate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

33.  EXPLANATION OF TRANSITION TO IFRS AS ADOPTED BY THE EU

As stated in note 1(a), these are the Group's first consolidated financial statements prepared in accordance with IFRS as adopted by the EU. The accounting policies set out in note 1 have been applied in preparing the financial statements for the year ended December 31, 2004 and in the preparation of the opening IFRS as adopted by the EU balance sheet at January 1, 2004 (the Group's date of transition).

In preparing its opening IFRS as adopted by the EU balance sheet, the Group has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting, Irish GAAP ("Previous GAAP"). An explanation of how the transition from Previous GAAP to IFRS as adopted by the EU has affected the Group's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

RECONCILIATION OF EQUITY


                                                 Previous    Effect of      IFRS as     Previous   Effect of      IFRS as
                                                  GAAP       transition     adopted       GAAP     transition     adopted
                                       Notes     Note ( a)   to IFRS as      by the     Note (a)   to IFRS         by the
                                                             adopted             EU                                    EU
                                                             by the EU
                                                          January 1, 2004                     December 31, 2004
                                                              US$ '000                             US$ '000
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment           g           13,343           10      13,353       15,997           20      16,017
Intangible assets                      b, e         39,401        1,881      41,282       58,496        5,058      63,554
Deferred tax assets                     e              555          762       1,317        1,654          822       2,476
Other assets                            h              410        (410)           -          910        (875)          35
                                              ------------  -----------   ---------  -----------  -----------   ---------
TOTAL NON-CURRENT ASSETS                            53,709        2,243      55,952       77,057        5,025      82,082
                                              ------------  -----------   ---------  -----------  -----------   ---------

CURRENT ASSETS
Inventories                                         30,555            -      30,555       37,519            -      37,519
Trade and other receivables             d           13,152        (190)      12,962       13,524        (187)      13,337
Cash and cash equivalents                            2,562            -       2,562       15,139            -      15,139
Financial assets-restricted cash                    18,000            -      18,000        7,148            -       7,148
Income tax receivable                                  131            -         131          815            -         815
                                              ------------  -----------   ---------  -----------  -----------   ---------
TOTAL CURRENT ASSETS                                64,400        (190)      64,210       74,145        (187)      73,958
                                              ------------  -----------   ---------  -----------  -----------   ---------

                                              ------------  -----------   ---------  -----------  -----------   ---------
TOTAL ASSETS                                       118,109        2,053     120,162      151,202        4,838     156,040
                                              ============  ===========   =========  ===========  ===========   =========

EQUITY AND LIABILITIES
EQUITY ATTRIBUTABLE TO THE EQUITY
HOLDERS OF THE PARENT
Issued capital                                         670            -         670          776            -         776
Share premium account                               87,596            -      87,596      120,444            -     120,444
Retained earnings                      i           (3,913)      (2,630)     (6,543)        1,266      (1,337)        (71)
Translation reserve                   f,g          (4,091)        4,091           -      (3,975)        4,093         118
Other reserves                         c                 -            -           -      (2,373)            -     (2,373)
                                              ------------  -----------   ---------  -----------  -----------   ---------
TOTAL EQUITY                                        80,262        1,461      81,723      116,138        2,756     118,894
                                              ------------  -----------   ---------  -----------  -----------   ---------

CURRENT LIABILITIES
Trade and other payables and
provisions                                           8,916            -       8,916        8,631            -       8,631
Interest-bearing loans and borrowings                7,749            -       7,749        4,056            -       4,056
Convertible notes                                    1,162            -       1,162        7,031            -       7,031
Income tax payable                                   1,592            -       1,592          792            -         792
                                              ------------  -----------   ---------  -----------  -----------   ---------
TOTAL CURRENT LIABILITIES                           19,419            -      19,419       20,510            -      20,510
                                              ------------  -----------   ---------  -----------  -----------   ---------

NON-CURRENT LIABILITIES
Other payables                                           -            -           -           35            -          35
Interest-bearing loans and                           5,484            -       5,484        4,135            -       4,135
borrowings
Convertible notes                                   11,875            -      11,875        8,788            -       8,788
Deferred tax liabilities               e              911           592       1,503        1,435        2,082       3,517
Other income tax payable                              158             -         158          161            -         161
                                              ------------  -----------   ---------  -----------  -----------   ---------
TOTAL NON-CURRENT LIABILITIES                       18,428          592      19,020       14,554        2,082      16,636
                                              ------------  -----------   ---------  -----------  -----------   ---------
TOTAL LIABILITIES                                   37,847          592      38,439       35,064        2,082      37,146
                                              ------------  -----------   ---------  -----------  -----------   ---------

                                              ------------  -----------   ---------  -----------  -----------   ---------
TOTAL EQUITY AND LIABILITIES                       118,109        2,053     120,162      151,202        4,838     156,040
                                              ============  ===========   =========  ===========  ===========   =========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTES TO THE RECONCILIATION OF EQUITY

     a.   IAS 1, Presentation of Financial Statements
          IAS 1, Presentation of Financial Statements, requires separate disclosure of (i) current tax assets and liabilities, (ii) deferred tax assets and liabilities and (iii) financial assets and liabilities. IAS 38, Intangible Assets requires that certain items be classified as intangible assets and not as property, plant and equipment. The following reclassifications were made to comply with the requirements of IAS 1 and IAS 38:



                                   Previous      Reclassification   Adjusted      Previous      Reclassification      Adjusted
                                     GAAP                                           GAAP
                                                                                  Note (a)
                                                January 1, 2004                                December 31, 2004
                                                    US$ '000                                        US$ '000
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment         13,660                 (317)     13,343         15,942                   55        15,997
Intangible assets                     38,851                   550     39,401         57,870                  626        58,496
Deferred tax assets                        -                   555        555              -                1,654         1,654
Other assets                             550                 (140)        410          1,330                (420)           910
                                 -----------    ------------------ ----------   ------------   ------------------    ----------
TOTAL NON-CURRENT ASSETS              53,061                   648     53,709         75,142                1,915        77,057
                                 -----------    ------------------ ----------   ------------   ------------------    ----------

CURRENT ASSETS
Inventories                           30,555                     -     30,555         37,519                    -        37,519
Trade and other receivables           13,913                 (761)     13,152         15,880              (2,356)        13,524
Cash and cash equivalents             20,562              (18,000)      2,562         22,287              (7,148)        15,139
Financial assets-restricted cash           -                18,000     18,000              -                7,148         7,148

Income tax receivable                      -                   131        131              -                  815           815
                                 -----------    ------------------ ----------   ------------   ------------------    ----------
TOTAL CURRENT ASSETS                  65,030                 (630)     64,400         75,686              (1,541)        74,145
                                 -----------    ------------------ ----------   ------------   ------------------    ----------

                                 -----------    ------------------ ----------   ------------   ------------------    ----------
TOTAL ASSETS                         118,091                    18    118,109        150,828                  374       151,202
                                 ===========    ================== ==========   ============   ==================    ==========

EQUITY AND LIABILITIES
EQUITY ATTRIBUTABLE TO THE
EQUITY HOLDERS OF THE PARENT
Issued capital                           670                     -        670            776                   -            776
Share premium account                 87,596                     -     87,596        120,444                   -        120,444
Retained earnings                    (4,169)                   256    (3,913)            997                 269          1,266
Translation reserve                  (4,091)                     -    (4,091)        (3,975)                   -        (3,975)
Other reserves                           256                 (256)                   (2,104)               (269)        (2,373)
                                 -----------    ------------------ ----------   ------------   ------------------    ----------
TOTAL EQUITY                          80,262                     -     80,262        116,138                   -        116,138
                                 -----------    ------------------ ----------   ------------   ------------------    ----------

CURRENT LIABILITIES
Trade and other payables and
provisions                            19,401              (10,485)      8,916         20,260            (11,629)          8,631
Interest-bearing loans and
borrowings                                 -                 7,749      7,749              -               4,056          4,056
Convertible notes                          -                 1,162      1,162              -               7,031          7,031
Current tax payable                        -                 1,592      1,592              -                 792            792
                                 -----------    ------------------ ----------   ------------   ------------------    ----------
TOTAL CURRENT LIABILITIES             19,401                    18     19,419         20,260                 250         20,510
                                 -----------    ------------------ ----------   ------------   ------------------    ----------

NON-CURRENT LIABILITIES
Other payables                        17,517              (17,517)          -         13,119            (13,084)             35
Interest-bearing loans and                 -                 5,484      5,484              -               4,135          4,135
borrowings
Convertible notes                          -                11,875     11,875              -               8,788          8,788
Deferred tax liabilities                 911                     -        911          1,311                 124          1,435
Other tax payable                          -                   158        158              -                 161            161
                                 -----------    ------------------ ----------   ------------   ------------------    ----------
TOTAL NON-CURRENT LIABILITIES         18,428                     -     18,428         14,430                 124         14,554
                                 -----------    ------------------ ----------   ------------   ------------------    ----------
TOTAL LIABILITIES                     37,829                    18     37,847         34,690                 374         35,064
                                 -----------    ------------------ ----------   ------------   ------------------    ----------

                                 -----------    ------------------ ----------   ------------   ------------------    ----------
TOTAL EQUITY AND LIABILITIES         118,091                    18    118,109        150,828                 374        151,202
                                 ===========    ================== ==========   ============   ==================    ==========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

          January 1, 2004
          Property, plant and equipment included software with a net book value of US$550,000 which was reclassified to intangible assets. Instruments owned by the Group with a net book value of US$233,000 were reclassified from trade and other receivables (US$93,000) and other assets (US$140,000) to property, plant and equipment.

          Trade and other receivables included US$555,000 relating to deferred tax assets and US$113,000 relating to current tax assets which are now classified separately. A further US$18,000 of income tax receivable had previously been included in income tax payable.

          US$18,000,000 of restricted cash which was previously included in cash and cash equivalents is now separately disclosed.

          Trade and other payables included US$7,749,000 relating to current interest-bearing loans and borrowings, US$1,162,000 relating to current convertible debentures and US$1,574,000 relating to current tax liabilities which are now classified separately.

          Long-term liabilities included US$4,540,000 relating to long-term interest-bearing loans and borrowings , US$11,875,000 relating to long-term convertible debentures and a further US$158,000 relating to other tax payable.

          Other reserves included US$256,000 relating to share-based payments which have been netted off against the income statement reserve ("retained earnings").

          December 31, 2004
          Property, plant and equipment included software with a net book value of US$626,000 which was reclassified to intangible assets. Instruments owned by the Group with a net book value of US$681,000 were reclassified from trade and other receivables (US$261,000) and other assets (US$420,000) to property, plant and equipment.

          Trade and other receivables included US$1,654,000 relating to deferred tax assets, US$579,000 relating to current tax assets and US$138,000 relating to deferred tax liabilities which are now classified separately. A further US$236,000 of current tax receivable had previously been included in current tax payable.

          US$7,148,000 of restricted cash which was previously included in cash and cash equivalents is now separately disclosed.

          Trade and other payables included US$4,056,000 relating to short-term interest-bearing loans and borrowings, US$7,031,000 relating to short-term convertible debentures and US$542,000 relating to current tax liabilities which are now classified separately.

          A further US$14,000 of current tax payable had previously been included in deferred tax liabilities.

          Long-term liabilities included US$4,135,000 relating to long-term interest-bearing loans and borrowings, US$8,788,000 relating to long-term convertible debentures and a further US$161,000 relating to other tax payable.

          Other reserves included US$269,000 relating to share-based payments which have been netted off against the income statement reserve ("retained earnings").

     b.   IFRS 3 Business Combinations, IAS 38 Intangible Assets
          The Group has applied IFRS 3 to all business combinations that have occurred since January 1, 2004 (the date of transition to IFRS as adopted by the EU). The Group has availed of the exemption under IFRS 1 enabling non restatement of business combinations undertaken prior to the transition date and, accordingly, goodwill as at the transition date is carried forward at its net book value. The principal implications of IFRS 3 are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

          o Cessation of goodwill amortisation in respect of subsidiary undertakings resulting in a credit of US$2,756,000 to the Consolidated Income Statement in 2004.

          o De-recognition of the carrying amount of negative goodwill, resulting in an increase in the carrying amount of goodwill of US$1,878,000 and US$1,258,000 at January 1, 2004 and December 31,
               2004 respectively. The reversal of negative goodwill amortised under Irish GAAP resulted in a charge of US$620,000 in the 2004 Consolidated Income Statement.

          o The acquisition balance sheets for business combinations completed by the Group during 2004 have been restated to recognise intangible assets (comprised of customer and supplier relationships) and this resulted in a reduction of US$10,050,000 in the goodwill figure in the acquisition balance sheets. The amortisation charge in respect of the intangible assets thus recognised during 2004 was US$532,000, and the net change in intangible assets at December 31, 2004 amounted to US$9,518,000.

          o Recognition of deferred tax liabilities on the fair value uplifts of US$11,123,000 gave rise to an increase in the carrying amount of goodwill of US$1,532,000 at December 31, 2004 (see note (e)).

          o As dictated by IFRS 3, IAS 36 (Revised) Impairment of Assets has been applied to the carrying amount of goodwill at the date of transition and at December 31, 2004. No impairment arose.

     c.   IFRS 2 Share-based Payment
          The fair value of share-based payments (share options) is expensed to the Income Statement on a straight-line basis over the vesting period of the options. In accordance with the exemption allowed on transition to IFRS as adopted by the EU, the fair value calculations have only been applied in respect of share options granted after November 7, 2002 which have not vested by January 1, 2005. The effect is to increase retained earnings by US$153,000 and US$898,000 at January 1, 2004 and December 31, 2004 respectively. An expense of US$745,000 has been recognised in respect of the year ended December 31, 2004.

     d.   Sales on extended credit terms
          During 2003 and 2004 the Company made certain sales on extended credit terms. Under IAS 18, Revenue, such sales on extended credit would not be recognisable as revenue until the subsequent year.
          The effect is to decrease accounts receivable by US$144,000 and US$80,000 at January 1, 2004 and December 31, 2004 respectively.
          A credit of US$64,000 was recognised in respect of such sales in the 2004 Consolidated Income Statement. Refer to note (e) for the deferred tax consequences of this item.

     e.   IAS 12 Income Taxes
          The requirements of IAS 12 have been retrospectively applied in the restatement of the Group's 2004 results with the cumulative adjustment at the transition date reflected in the opening balance sheet.

          IAS 12 requires that deferred tax be accounted for on the basis of temporary differences rather than timing differences which form the basis of the equivalent under the Previous GAAP. This difference in methodology results in an overall increase in the Group's net deferred tax liability under IFRS as adopted by the EU. The adjustments made to deferred tax assets and liabilities on transition to IFRS as adopted by the EU principally relate to the following issues:

          o Under Previous GAAP deferred tax was not provided on fair value asset uplifts in business combinations if these uplifts did not affect the tax base of the assets acquired. The recognition under IAS 12 of the deferred tax liabilities on the differences arising from such revaluations gave rise to a deferred tax liability of US$638,000 and US$2,080,000 at January 1, 2004 and December 31, 2004, respectively. A portion of this deferred tax (US$638,000 and US$625,000 at January 1, 2004 and December 31, 2004, respectively), relates to the fair value on a building acquired as part of an acquisition in 2002. As the purchase price allocation adjustment period for this acquisition had closed during 2003, the corresponding charge is included in retained earnings. The deferred tax liability recognised on the fair valuation on intangibles acquired in business combinations after January 1, 2004 of US$1,532,000 was recognised in the carrying value of goodwill at December 31, 2004 (see note (b) and note
               26). The recognition of these deferred tax liabilities gave rise to a deferred tax credit of US$90,000 in the 2004 Consolidated Income Statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

          o Under Previous GAAP deferred tax was calculated on unrealised intercompany profit adjustments using the seller's rate. IAS 12 requires that the buyer's rate be used. The net effect at January 1, 2004 was to recognise an additional deferred tax asset of US$748,000 and at December 31, 2004 to recognise an additional deferred tax asset of US$814,000 and to de-recognise a deferred tax liability of US$14,000 at December 31, 2004. The recognition of these deferred tax assets gave rise to a deferred tax credit of US$52,000 in the 2004 Consolidated Income Statement.

          o A deferred tax asset of US$14,000 and US$8,000 at January 1, 2004 and December 31, 2004 respectively was recognised in relation to the deductible temporary difference relating to sales on extended credit terms (see note (d)). The recognition of these deferred tax assets gave rise to a deferred tax charge of US$6,000 in the 2004 Consolidated Income Statement.

          o Under Previous GAAP, a deferred tax liability was recognised on the taxable temporary differences arising from the deferral of certain costs under Previous GAAP (see note (h)), the write off of these costs under IFRS as adopted by the EU has resulted in a decrease in the deferred tax liability of US$46,000 and US$106,000 at January 1, 2004 and December 31, 2004, respectively. There was a corresponding deferred tax credit of US$60,000 in the 2004 Consolidated Income Statement.

          o From January 1, 2004 the Group ceased the amortisation of goodwill in accordance with the provisions of IFRS 3 (see note b). This has resulted in an increase in the taxable temporary difference between the carrying amount of tax deductible goodwill in the United States and its basis for tax. Accordingly, the deferred tax liability as December 31, 2004 has increased by US$94,000 and there has been a comparable charge to the 2004 Consolidated Income Statement.

     f.   IFRS 1 Currency Translation Differences
          IFRS as adopted by the EU require that on disposal of a foreign operation, the cumulative amount of currency translation differences previously recognised directly in reserves for that operation be transferred to the income statement as part of the profit or loss on disposal. The Group has availed of the exemption in IFRS 1 and has deemed the cumulative currency translation differences of US$4,091,000 applicable to foreign operations to be zero at the transition date. This has had no net impact on capital and reserves attributable to the Company's equity holders. The cumulative currency translation differences arising after the transition date (that is, during 2004) have been classified as a separate component of equity.

     g.   IAS 16 Property, Plant and Equipment
          Certain land and buildings owned by the Group had previously been accounted for as one item and depreciation charged on both elements. Each element is now accounted for separately and no depreciation is charged on the land. This has resulted in a credit of US$8,000 in the Consolidated Income Statement in 2004 and an increase in the carrying amount of property, plant and equipment of US$10,000 and US$20,000 at January 1, 2004 and December 31, 2004, respectively. There was a corresponding increase in the currency translation reserve of US$2,000 at December 31, 2004.

     h.   IAS 38 Intangible Assets
          Certain costs were deferred under Previous GAAP; these costs no longer meet the criteria for recognition as an asset. This has resulted in a decrease in the carrying amount of trade and other receivables and other assets of US$46,000 and US$410,000, respectively and an increase in the carrying amount of intangible assets of US$3,000 at January 1, 2004. The corresponding effect at December 31, 2004 was a decrease in the carrying amount of trade and other receivables and other assets of US$107,000 and US$875,000, respectively and an increase in the carrying amount of intangible assets of US$44,000. An expense of US$485,000 has been recognised in respect of the year ended December 31, 2004.


     i.   IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39:
          Financial Instruments: Recognition and Measurement
          The Group has availed of the exemption under IFRS 1 and has not restated the 2004 results for the effects of the above two standards, that is, financial instruments are accounted for under IFRS in line with Previous GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

          The Group uses financial instruments throughout its businesses: borrowings (including convertible debt), cash and cash equivalents are used to finance the Group's operations; trade debtors and trade creditors arise directly from operations and derivatives (principally forward contracts) are used to manage exchange risk.

          IAS 39 requires, in general, that financial instruments are recorded initially at fair value with subsequent measurement either at fair value or at amortised cost dependent on the nature of the financial asset or liability. Except for the convertible debt and forward contracts as outlined below, this would not result in any adjustments as:

          o Cash and cash equivalents, accounts receivable and payable are stated at cost, which approximates fair value given the short-dated nature of these assets and liabilities.
          o Loans are stated at cost which approximates amortised cost as the interest rate re-prices at regular, short intervals.

          If IAS 32 and IAS 39 had been applied from the transition date the effects of this would have been:

          o Convertible debt: If they were accounted for as compound financial instruments in accordance with IAS 32; the equity and liability elements would have been separately recorded, with the equity component of the convertible notes being calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option, the liability portion being the residual. Transaction costs would have been allocated to the liability and equity components in proportion to the allocation of proceeds. The corresponding interest expense recognised in the income statement would have been calculated using the effective interest rate method.

          o Forward contracts: The Group has entered into a number of forward contracts; these forward contracts are cash-flow hedging instruments. Under Previous GAAP these contracts were not recognised in the financial statements until they settled. If accounted for under IAS 39, the unrecognised gains and losses would be recognised in equity and the fair value of these contracts would be recognised on the balance sheet. From January 1, 2005 the Group has followed the criteria in IAS 39 regarding documentation and designation of instruments used for hedging purposes.

     j.   Effect on retained earnings

          The effect of the above adjustments is to increase / (decrease) retained earnings as follows:


                                                                                     January 1,       December
                                                                                           2004       31, 2004
                                                                    Note               US$ '000       US$ '000

Goodwill amortisation add-back                                       b                        -          2,756
Amortisation of new intangibles                                      b                        -          (532)
Elimination of negative goodwill                                     b                    1,878          1,258
Equity-settled transactions (recognition of expense)                 c                    (153)          (898)
Equity-settled transactions (offset to retained earnings)            c                      153            898
Sales on extended credit terms                                       d                    (144)           (80)
Deferred tax on sales on extended credit terms                      d,e                      14              8
Deferred tax on unrealised intercompany inventory profit             e                      748            800
Deferred  tax on fair value of acquired  property,  plant
and equipment                                                        e                    (638)          (625)
Deferred tax on recognition of intangibles                          b,e                       -             77
Deferred tax on write off of costs                                   e                       46            106
Deferred tax on amortisable goodwill                                 e                        -           (94)
Currency translation differences                                     f                  (4,091)        (4,091)
Depreciation on land                                                 g                       10             18
Write-off of deferred costs                                          h                    (453)          (938)
                                                                                  -------------     ----------
Total adjustment to retained earnings                                                   (2,630)        (1,337)
                                                                                  =============     ==========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

RECONCILIATION OF PROFIT FOR 2004


                                                                                              Effect of
                                                                            Previous      transition to
                                                            Notes               GAAP            IFRS as              IFRS
                                                                                             adopted by
                                                                                                 the EU
                                                                             US$'000            US$'000           US$'000

Revenues                                                       d              79,944                 64            80,008
                                                                         -----------    ---------------      ------------

Cost of sales -- including share-based payments of           g, c           (39,974)               (73)          (40,047)
US$81,000

                                                                         -----------    ---------------      ------------
GROSS PROFIT                                                                  39,970                (9)            39,961

Other operating income                                                           302                  -               302

Research and development expenses -- including share-          c             (4,648)               (96)           (4,744)
based payments of US$96,000

Selling, general and administrative expenses -- including   b, c, h         (29,883)                551          (29,332)
share-based payments of US$581,000

                                                                         -----------    ---------------      ------------
OPERATING PROFIT BEFORE FINANCING COSTS                     b, d, h            5,741                446             6,187
                                                                         -----------    ---------------      ------------

Financial income                                                                 302                  -               302
Financial expenses                                                             (824)                  -             (824)
                                                                         -----------    ---------------      ------------
NET FINANCING COSTS                                                            (522)                  -             (522)
                                                                         -----------    ---------------      ------------

PROFIT BEFORE TAX                                                              5,219                446             5,665

Income tax (expense) / credit                                  e                (53)                102                49

                                                                         -----------    ---------------      ------------
PROFIT FOR THE YEAR                                                            5,166                548             5,714
                                                                         ===========    ===============      ============

Basic earnings per ordinary share (US Dollars)                                  0.09                                 0.10

Diluted earnings per ordinary share (US Dollars)                                0.09                                 0.09

     k.   Reclassifications within the Consolidated Income Statement
          Other operating income of US$302,000 has been separately classified in the Consolidated Income Statements, this resulted in an increase in the cost of sales expense of US$286,000, an increase in the research and development expense of US$7,000 and an increase in selling, general and administrative expenses of US$9,000.

EXPLANATION OF MATERIAL ADJUSTMENTS TO THE CASH FLOW STATEMENT FOR 2004
There are no material differences between the cashflow statement presented under IFRS as adopted by the EU and the cashflow statement presented under Previous GAAP. Restricted cash has been classified separately.

TRANSITION TO IAS 32 AND IAS 39
The Company has availed of the exemption in IFRS 1 and has not applied IAS 32 and IAS 39 until January 1, 2005. The convertible debentures and forward contracts are presented under IFRS in line with Previous GAAP at December 31, 2004.

Convertible notes
The application of IAS 32 to the compound financial instruments resulted in the separation of the equity and liability elements, with the equity component of the convertible notes being calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. Certain transaction costs which had been included in share premium on conversion of the convertible debentures are reclassified to the carrying value of the liability. Interest expense is calculated using the effective interest rate method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

Forward contracts

The application of IAS 32 and IAS 39 to the Group's forward contracts has resulted in the fair value of these contracts being recognised on the balance sheet, the unrecognised gains and losses are recognised in equity.

Deferred tax
A deferred tax liability was created on the temporary difference between the tax base of the convertible debenture and its tax base at the inception of the convertible debenture. This liability is being unwound over its life and regular timing differences arise on the accrued and paid convertible debenture interest. This has resulted in a deferred tax asset at January 1, 2005.

A deferred tax liability was created on the temporary difference that arose on the fair value of the forward contracts as this gain is not chargeable for tax purposes until it is recognised.

The reconciliation of the balance stated under IFRS as adopted by the EU (prior to the application of IAS 32 and IAS 39) at January 1, 2005 to the balance stated under IFRS as adopted by the EU (including the application of IAS 32 and IAS 39) at January 1, 2005 is as follows:


                                                                                                      US$'000
CONVERTIBLE NOTES
Balance at January 1, 2005 (prior to the application of IAS 32 and IAS 39)                             15,819
Accreted interest capitalised                                                                             336
Amount classified as equity                                                                             (226)
Transaction costs                                                                                        (25)
                                                                                                -------------
Balance at January 1, 2005 (following the application of IAS 32 and IAS 39)                            15,904
                                                                                                =============

CURRENT ASSETS -- DERIVATIVE FINANCIAL INSTRUMENTS
Balance at January 1, 2005 (prior to the application of IAS 32 and IAS 39)                                  -
Fair value of hedging contracts                                                                           418
                                                                                                -------------
Balance at January 1,2005 (following the application of IAS 32 and IAS 39)                                418
                                                                                                =============

RETAINED EARNINGS
Balance at January 1, 2005 (prior to the application of IAS 32 and IAS 39)                               (71)
Convertible notes interest at effective rate                                                            (336)
Deferred tax on convertible notes                                                                          39
                                                                                                -------------
Balance at January 1, 2005 (following the application of IAS 32 and IAS 39)                             (368)
                                                                                                =============

DEFERRED TAX LIABILITY
Balance at January 1, 2005 (prior to the application of IAS 32 and IAS 39)                              3,517
Deferred tax on fair value of hedging contracts                                                            45
Deferred tax on convertible notes                                                                          24
                                                                                                -------------
Balance at January 1, 2005 (following the application of IAS 32 and IAS 39)                             3,586
                                                                                                =============

OTHER RESERVES -- CONVERTIBLE NOTES  EQUITY COMPONENT
Balance at January 1, 2005 (prior to the application of IAS 32 and IAS 39)                                  -
Convertible notes residual                                                                                226
Deferred tax on convertible notes                                                                        (62)
                                                                                                -------------
Balance at January 1, 2005 (following the application of IAS 32 and IAS 39)                               164
                                                                                                =============

OTHER RESERVES -- HEDGING RESERVE
Balance at January 1, 2005 (prior to the application of IAS 32 and IAS 39)                                  -
Fair value of hedging contracts                                                                           418
Deferred tax on fair value of hedging contracts                                                          (45)
                                                                                                -------------
Balance at January 1, 2005 (following the application of IAS 32 and IAS 39)                               373
                                                                                                =============

OTHER RESERVES -- WARRANT RESERVE
Balance at January 1, 2005 (prior to the application of IAS 32 and IAS 39)                                  -
Fair value of warrants                                                                                  3,803
                                                                                                -------------
Balance at January 1, 2005 (following the application of IAS 32 and IAS 39)                             3,803
                                                                                                =============

SHARE PREMIUM
Balance at January 1, 2005 (prior to the application of IAS 32 and IAS 39)                            120,444
Fair value of warrants                                                                                (3,803)
Convertible notes transaction costs                                                                        24
                                                                                                -------------
Balance at January 1, 2005 (following the application of IAS 32 and IAS 39)                           116,665
                                                                                                =============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

34.  GROUP UNDERTAKINGS

     The consolidated financial statements include the financial statements of Trinity Biotech plc and the appropriate share of the subsidiaries, associates and joint ventures listed below:


Name and registered office                  Principal activity          Principal Country of       Group % holding
                                                                           incorporation and
                                                                                   operation

Trinity Biotech plc                         Investment and holding                   Ireland       Holding Company
IDA Business Park, Bray,                    company
Co. Wicklow, Ireland

ENTITIES DIRECTLY OWNED BY THE COMPANY

Trinity Biotech Manufacturing Limited       Manufacture and sale of                  Ireland                  100%
IDA Business Park, Bray,                    diagnostic test kits
Co. Wicklow, Ireland

Trinity Research Limited                    Research and development                 Ireland                  100%
IDA Business Park, Bray,
Co. Wicklow, Ireland

Trinity Biotech Sales Limited               Non - trading                            Ireland                  100%
IDA Business Park, Bray,
 Co. Wicklow, Ireland

Benen Trading Limited                       Trading                                  Ireland                  100%
IDA Business Park, Bray,
Co. Wicklow, Ireland

Trinity Biotech Manufacturing Services      Engineering services                     Ireland                  100%
Limited
IDA Business Park, Bray,
Co. Wicklow, Ireland

Trinity Biotech Inc (Formerly Disease       Holding Company                           U.S.A.                  100%
Detection International Inc) Girts
Road, Jamestown, NY 14702,USA

Clark Laboratories Inc                      Manufacture and sale of                   U.S.A.                  100%
Trading as Trinity Biotech (USA)            diagnostic test kits
Girts Road, Jamestown
NY14702, USA

FHC Corporation                             Non - trading                             U.S.A.                  100%
Girts Road, Jamestown
NY14702, USA

Mardx Diagnostics Inc                       Manufacture and sale of                   U.S.A.                  100%
5919 Farnsworth Court                       diagnostic test kits
Carlsbad
CA 92008, USA

Fitzgerald Industries International,        Management services company               U.S.A.                  100%
Inc
2711 Centerville Road, Suite 400
Wilmington, New Castle
Delaware, 19808

Biopool Us Inc                              Sale of diagnostic test                   U.S.A.                  100%
Girts Road, Jamestown                       kits
NY14702, USA

Primus Corporation                          Manufacture and sale of                   U.S.A.                  100%
4231 E 75th Terrace                         diagnostic test kits and
Kansas City,                                instrumentation
MO 64132

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

Eastcourt Limited                           Non-trading                                   UK                  100%
Chichester House
278/282, High Holborn
London, UK

Trinity Biotech UK Holdings Ltd             Holding company                               UK                  100%
(Formerly Centocor UK Holdings Ltd)
Shalford
Guildford, Surrey, UK

Trinity Biotech UK Ltd                      In voluntary liquidation                      UK                  100%
(Formerly Centocor UK Holdings Ltd)
Shalford
Guildford, Surrey, UK

Trinity Biotech (UK Sales) Limited          Sales of diagnostic kits                      UK                  100%
54 Queens Road
Reading RG1 4A2, England

Trinity Biotech GmbH                        Manufacture of diagnostic                Germany                  100%
Otto Hesse Str 19                           instrumentation and
64293 Darmstadt, Germany                    sale of diagnostic test
                                            kits

Biopool AB                                  Manufacture and                           Sweden                  100%
S-903 47 Umea                               sale of diagnostic test
Sweden                                      kits


ENTITIES  INDIRECTLY OWNED BY THE
COMPANY

Primus International LLC                    Sale of diagnostic test                   U.S.A.                   50%
2711 Centreville Road, Suite 400            kits and instrumentation
Wilmington, DE 19808


Primus International LLC H.K. Ltd.,         Sale of diagnostic test                    China                   50%
Room 605-606, Alliance Building,            kits and instrumentation
130 Connaught Road,
Central Hong Kong

Primus Medical (Shanghai) Company Ltd.      Sale of diagnostic test                    China                   50%
14P, 985 Dong Fan Road,                     kits and instrumentation
Pudong New Area, PRC 200122

Chronomed Inc.                              Development of diagnostic                 U.S.A.                   32%
8 Trillium Lane                             test instrumentation
San Carlos, CA 94070-1525



35. DIFFERENCES BETWEEN IFRS AS ADOPTED BY THE EU AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board ("IASB"). However, the consolidated financial statements for the periods presented would be no different had the Company applied IFRS as issued by the IASB. IFRS as adopted by the EU differ in certain significant respects from US generally accepted accounting principles ("US GAAP").

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

As a result of the Company's transition to IFRS as adopted by the EU on January 1, 2004, the reconciliations of net income and shareholders' equity as of and for the year ended December 31, 2004 published in the previous period have been amended to reflect the profit and stockholders' equity reporting as reported under IFRS. Consequently, the reconciling items in these reconciliations now consider the differences between US GAAP and IFRS as adopted by the EU as opposed to Previous GAAP. The net income and shareholders' equity under US GAAP have remained unchanged. These differences relate principally to the following items and the necessary adjustments are shown in the table set out below:

(a)  Goodwill:
The difference in the carrying value of goodwill under US GAAP and IFRS as adopted by the EU relates to the differing treatment of goodwill acquired prior to 1998 and the different transition dates under US GAAP and IFRS as adopted by the EU for the move from the systematic amortisation of goodwill over a lifetime of 20 years to impairment testing of the carrying value of goodwill on an annual basis or more frequently if there are indicators of impairment. The treatment of the excess of the acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost ("negative goodwill") also differs under IFRS as adopted by the EU and US GAAP.

In prior years under Previous GAAP, goodwill was either written-off immediately on completion of the acquisition against shareholders' equity, or capitalised in the balance sheet and amortised through the statement of income on a systematic basis over its useful economic life. From 1998 until January 1, 2004, the date of transition to IFRS as adopted by the EU, goodwill was capitalised and amortised over the period of its expected useful life, however, historic goodwill pre 1998 continued to remain an offset against shareholders' equity. From January 1, 2004 goodwill is accounted for in accordance with IFRS 3 Business Combinations. IFRS 3 prohibits the amortisation of goodwill acquired in a business combination and instead requires the goodwill to be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, in accordance with IAS 36 Impairment of Assets. Goodwill impairment tests are undertaken at a consistent time in each annual period. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. The Company tested its goodwill for impairment on the date of its transition to IFRS as adopted by the EU and at December 31, 2004 and December 31, 2005 in the manner prescribed by IAS 36 and determined that its goodwill was not impaired on these dates.

Negative goodwill arises when the net amounts assigned to assets acquired and liabilities assumed exceed the cost of an acquired entity. Under IFRS as adopted by the EU, if the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the acquirer shall (a) reassess the identification and measurement of the acquiree's identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination and (b) recognise immediately in profit or loss any excess remaining after that reassessment.

Under US GAAP, goodwill is not amortised, but is instead subject to impairment tests annually, or more frequently if indicators of impairment are present. On December 31, 2004 and December 31, 2005, the Group performed its annual impairment tests of goodwill and indefinite-lived intangible assets, and concluded that there was no impairment in the carrying value of goodwill at those dates.

Negative goodwill is allocated to reduce proportionately the values assigned to the acquired non-current assets, any excess is recognised in income as an extraordinary gain.

At December 31, 2004, the Company had recognised US$3,451,000 of negative goodwill in retained earnings under IFRS as adopted by the EU. Under US GAAP US$2,500,000 of this negative goodwill would be allocated to reduce property, plant and equipment. The balance of US$951,000 would be recognised in retained earnings. Depreciation of US$57,000 (2004: US$54,000), under IFRS as adopted by the EU, on property, plant and equipment acquired would not be recognised under US GAAP as the value of the acquired building has been fully offset by the negative goodwill arising on the acquisition.

Under IFRS 3 Business Combinations, following the completion of the fair value exercises in 2005 in respect of the acquisitions made during 2004, amendments were made to the fair values reported in the 2004 financial statements related to the net assets acquired in the 2004 business combinations. The net difference of US$56,000 was taken as an adjustment to goodwill on acquisition under IFRS in 2005 (See Note 26). Under US GAAP the Company has expensed fair value adjustments arising in 2005 relating to the 2004 acquisitions as the Company has applied a stricter interpretation of the purchase price allocation period under US GAAP.

The aggregate amount of goodwill relating to acquisitions during the period for the Group and for each reportable segment for each of the periods presented is as follows:


                                                              2005                 2004
                                                           US$'000              US$'000
Rest of World -- Ireland                                     3,722                8,728
Americas                                                     7,688                    -
                                                          --------              --------
                                                            11,410                8,728
                                                          --------              --------

Identifiable intangible assets comprise goodwill, which is not amortisable, and certain other non-current intangible assets, which are amortisable. Other non-current asset amortisation under US GAAP for the year ended December 31, 2005 was US$1,410,000 (2004: US$715,000). Other non-current amortisation of identifiable intangible assets under US GAAP is estimated to be approximately US$1,595,000 in 2006, US$1,580,000 in 2007, US$1,503,000 in 2008, US$1,373,000
in 2009, US$1,274,000 in 2010 and US$7,518,000 thereafter.

The net book value of goodwill at December 31, 2005 was US$67,430,000.

(b)  Share Capital Not Paid:
Under IFRS as adopted by the EU, unpaid share capital is classified as a receivable under current assets. Under US GAAP, share capital receivable is reported as a reduction to Shareholders' Equity. Unpaid share capital at December 31, 2005 is US$61,000 (2004: US$158,000).

(c)  Statement of Comprehensive Income:
The Company prepares a "Statement of Recognised Income and Expense" which is similar to the "Statement of Comprehensive Income" required under US GAAP. SFAS 130 requires disclosure of the cumulative amounts of other comprehensive income.

(d)  Sale and Leaseback:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

Under IFRS as adopted by the EU, the Company's sale and leaseback transaction, which took place in December 1999, was recorded as a disposal of assets with the gain on the disposal of US$1,014,000 recognised in the income statement in the period of the transaction. Under US GAAP, this amount is deferred and released to the income statement over the period of the lease (20 years).

(e)  Product Development Costs:
Under IFRS as adopted by the EU, development expenditure on projects whose outcome can be assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues, are capitalised at cost within intangible assets. US GAAP, as set forth in SFAS 2, Accounting for Research and Development Costs, requires development costs to be written off as incurred. However, SFAS 86 Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed specifies that costs incurred internally in creating a computer software product shall be charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is established upon completion of a detail program design or, in its absence, completion of a working model. Thereafter, all software production costs shall be capitalized and subsequently reported at the lower of unamortized cost or net realizable value. The Company has determined that technological feasibility, as defined by SFAS 86 i.e. the completion of all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features, and technical performance requirements has not yet been established for its software development projects and accordingly the Company has expensed this development expenditure under US GAAP in 2005 and 2004.

(f)  Share-based Payment:
Under IFRS as adopted by the EU, IFRS 2 Share-based Payment requires that for equity-settled share-based payment transactions (i.e. the issuance of share options), the Group measures the services received and the corresponding increase in equity at fair value at the measurement date (which is the grant date) using a recognised valuation methodology for the valuation of financial instruments such as the trinomial model. Given that the share options granted do not vest until the completion of a specified period of service, the fair value is determined on the basis that the services to be rendered by employees as consideration for the granting of share options will be received over the vesting period, which is assessed at the grant date. The expense in the income statement in relation to share options represents the product of the total number of options anticipated to vest and the fair value of those options; this amount is allocated to accounting periods on a straight-line basis over the vesting period. Given that the performance conditions underlying the Group's share options are non-market in nature, the cumulative charge to the income statement is only reversed where the performance condition is not met or where an employee in receipt of share options relinquishes service prior to completion of the expected vesting period. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. In line with the transitional provisions applicable to a first-time adopter of IFRS as adopted by the EU as contained in IFRS 2, Share-based Payment, the Group has elected to implement the measurement requirements of the IFRS as adopted by the EU in respect of share options that were granted after November 7, 2002 that had not vested as at the effective date of the standard (January 1, 2005).

Under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, the cost of awarding stock options to employees is measured by the intrinsic value, which is the excess of market value over the strike price, if any. Accordingly, where the exercise price of the Company's employee stock options is less than the market price of the underlying stock on the grant date, compensation expense for the intrinsic value is recognised in the income statement over the vesting period. APB 25 requires that the proforma effect on income and earnings per share of using the fair value of the options be disclosed in accordance with Statement No. 123, Accounting for Stock-Based Compensation, as if the Company had accounted for its employee stock options under the fair value method of that statement.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) Share-Based Payment ("SFAS 123R"). This Statement replaces FASB Statement No. 123 and supersedes APB Opinion No. 25, and its related implementation guidance.

This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions), and recognise the cost over the period during which an employee is required to provide service in exchange for the award---the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This Statement eliminates the alternative to use Opinion 25's intrinsic value method of accounting that was provided in Statement 123 as originally issued. The proforma disclosures previously permitted under Statement 123 no longer will be an alternative to financial statement recognition.

This Statement is effective for the financial period ended December 31, 2006. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortisation method for compensation cost and the transition method to be used at date of adoption.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

The Company has not determined the method of adoption or the effect of adopting SFAS 123R. However, the differing effective dates and transition provisions in applying the requirements of IFRS 2 and SFAS 123R will result in the recognition of different amounts for stock-based compensation under IFRS as adopted by the EU and US GAAP in the 2006 financial statements.

(g)  Derivatives and Financial Instruments:

FORWARD CONTRACTS
As part of a managed hedging policy, Trinity Biotech has entered into a series of forward contracts to sell US Dollars forward for euro. The Company adopted the provisions of IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement on January 1, 2005. IAS 39 requires, in general, that financial instruments are recorded initially at fair value with subsequent measurement either at fair value or at amortised cost dependent on the nature of the financial asset or liability. The unrecognised gains and losses on forward contracts are recognised in the statement of changes in equity and the fair values of these contracts are recognised on the balance sheet. From January 1, 2005 the Group has followed the criteria in IAS 39 regarding documentation and designation of instruments used for hedging purposes. The Group has availed of the exemption in IFRS 1 First time Adoption of International Financial Reporting Standards and is presenting comparative information for derivative financial instruments under IFRS as adopted by the EU in line with Previous GAAP.

Under US GAAP all derivatives are recognised on the balance sheet at fair value. Derivatives that are not qualifying hedges or where hedge correlation cannot be demonstrated must be adjusted to fair value through income. Under IFRS as presented in line with Previous GAAP derivatives are not recognised until settled. Realised gains and losses on transactions where derivatives are used to hedge cross-currency cashflows are ultimately recorded in the income statement on settlement.

During 2001 Trinity Biotech began documenting its hedging transactions in accordance with the requirements of SFAS 133. In 2004 an unrealised loss of US$54,000 was taken to comprehensive income in respect of such contracts in accordance with the standard. During the year ended December 31, 2004 US$868,000 of foreign exchange gains were recognised in the Income Statement. This included realised foreign exchange gains of US$126,000 on the exercise of forward contracts under US GAAP, relating to contracts entered into during the year which had not been designated as hedging instruments. At December 31, 2004 contracts with a fair value of US$47,000 were recorded in other comprehensive income under US GAAP.

The Company designated all of its forward contracts outstanding at January 1, 2005, as cashflow hedging instruments on its transition to IAS 32 and IAS 39. Under US GAAP, the Company had not designated forward contracts, with a fair value of US$244,000 at January 1, 2005, as cashflow hedging instruments at inception of the contracts. Accordingly, US$244,000 of foreign exchange gains recognised in the income statement in 2005 under IFRS as adopted by the EU, are not recognised under US GAAP.

In 2005 an unrealised loss of US$233,000 was taken to comprehensive income in respect of forward contracts designated as hedging instruments, in accordance with SFAS 133. During the year ended December 31, 2005 US$51,000 of foreign exchange gains were recognised in the Income Statement. This included realised foreign exchange gains of US$16,000 on the exercise of forward contracts under US GAAP, relating to contracts entered into during the year which had not been designated as hedging instruments. At December 31, 2005 contracts with a fair value of (US$60,000) were recorded in other comprehensive income which the Company anticipates will be reclassified into earnings on the exercise of forward contracts in the year ending December 31, 2006. The last of the Company's forward contracts expire in December 2006.

CONVERTIBLE DEBT
Under IFRS from January 1, 2005 the Company's convertible debentures are accounted for as compound financial instruments in accordance with IAS 32; the equity and liability elements are separately recorded, with the equity component of the convertible notes being calculated as the excess of the issue proceeds over the present value of the future interest and principle payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option, the liability portion being the residual. Transaction costs are allocated to the liability and equity components in proportion to the allocation of proceeds. The corresponding interest expense recognised in the income statement is calculated using the effective interest rate method. Under US GAAP the Company has considered whether the embedded conversion option should be separated from the debt and accounted for separately at fair value at each reporting period in accordance with SFAS 133 Accounting for Derivative Instruments and EITF Issue No.00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, A Company's Own Stock. The Company has determined that the conversion feature does not have intrinsic value as the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and that conversion price exceeds the fair market value of the underlying stock at the date the parties committed o the terms of the convertible debt. Therefore, no portion of the proceeds from the issuance of the convertible debt is accounted for as attributable to the conversion feature. As a result of the differing accounting treatment under IFRS and US GAAP of convertible debt, under US GAAP the Company has recognised additional shareholders' equity of US$150,000 at December 31, 2005 and additional profit in the income statement in 2005 of US$64,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(h)  Capitalisation of Interest Charges in Self-Constructed Assets:
IFRS 23 Capitalisation of Borrowing Costs generally requires the immediate expensing of borrowing costs. However, the Standard permits, as an allowed alternative treatment, the capitalisation of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. Under IFRS the Company has elected to expense borrowing costs directly attributable to qualifying assets. Under US GAAP, SFAS 34 Capitalisation of Interest Cost requires interest cost to be capitalised as part of the historical cost of acquiring qualifying assets. To qualify for interest capitalization under SFAS 34, assets must require a period of time to get them ready for their intended use. The interest cost eligible for capitalization shall be the interest cost recognized on borrowings and other obligations. Under US GAAP the Company has capitalised interest costs of US$52,000 in 2005 (2004: Nil) relating to qualifying assets.

(i)  In-Process Research and Development ("R&D"):
IFRS 3 Business Combinations requires all intangible assets, including in-process R&D, acquired in a business combination, to be measured at fair value at the date of acquisition and recognised separately from goodwill. Subsequent to initial recognition, the intangible asset is carried at cost less any accumulated amortisation and impairment losses. Under US GAAP intangible assets acquired in a business combination are initially recognised and measured in accordance with SFAS 141 Business Combinations. Costs are assigned to all identifiable tangible and intangible assets of an acquired entity, including any resulting from research and development activities of the acquired entity or to be used in research and development activities of the acquired entity, in accordance with SFAS 141. FIN 4 Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method addresses the accounting treatment for identifiable tangible and intangible assts to be used in research and development activities that are acquired in a purchase business combination. Costs assigned to assets to be used in a particular research and development project and that have no alternative future use should be charged to expense at the date of consummation of the combination. In 2005 the Company assigned a fair value of US$400,000 to in-process R&D acquired as part of the acquisition of Primus. Under US GAAP this intangible has been charged to expense at the date of consummation of the combination.

(j)  Deferred Tax:
Deferred tax differences arise between IFRS and US GAAP due to the impact of the nature and timing of the reconciling items arising. The principal causes of the deferred tax differences are the reversal of deferred tax liabilities created under IFRS by the capitalisation of qualifying development expenditure, the impact of the write off of negative goodwill against non current assets acquired under US GAAP on the carrying value of the Company's property, plant and equipment and the recognition of the deferred tax asset on unrealised intercompany stock profit reflected at the seller's rate under US GAAP and at the buyer's rate under IFRS. The Company's deferred tax position under IFRS has also been adjusted to reflect the impact on deferred tax of the immediate write off of in-process R&D, acquired in a business combination, on consummation of the combination under US GAAP, the capitalisation of interest charges in self-constructed assets, the reversal of the deferred tax liability recognised on the equity component of convertible notes under IFRS and greater taxable temporary differences under US GAAP on tax-deductible goodwill as a lesser net book value has been recognised for this goodwill under IFRS than under US GAAP. The systematic amortisation of goodwill ceased under US GAAP in 2002. It continued for an additional two years under Previous GAAP until the transition to IFRS on January 1, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

CUMULATIVE EFFECT ON SHAREHOLDERS' EQUITY


                                                                                      2005                      2004
                                                                                   US$'000                   US$'000
                                                                                                           (Amended)

Total shareholders' equity before minority interests under IFRS                    133,618                   118,894
as adopted by the EU
US GAAP adjustments:
Goodwill
- Gross (a)                                                                         21,777                    21,777
- Gross (b)                                                                        (2,500)                   (2,500)
- Gross (c)                                                                           (56)                         -
- Aggregate amortisation                                                           (9,231)                   (9,231)
In process R&D acquired in a business combination
- Gross                                                                              (400)                         -
- Aggregate amortisation                                                                12                         -
Product development costs
- Gross                                                                           (12,296)                   (7,416)
- Aggregate amortisation                                                               555                       164
Capitalisation of interest in self-constructed assets
- Gross                                                                                 52                         -
- Aggregate depreciation                                                               (1)                         -
Property, plant and equipment                                                          176                       119
Share capital not paid                                                                (61)                     (158)
Adjustment for sale and leaseback                                                    (709)                     (760)
Adjustment for fair value of derivative instruments                                      -                       418
Adjustment for residual value of convertible debt                                      150                         -
Deferred tax                                                                         1,683                       726
                                                                               -----------               ------------
Shareholders' equity under US GAAP                                                 132,769                   122,033
                                                                               -----------               ------------

(a) Pre -1998 goodwill written-off against shareholders' equity of US$21,777,000.
(b) Excess of the acquirer's interest in the net fair value of assets, liabilities and contingent liabilities acquired over cost recognised in retained earnings under IFRS as adopted by the EU and not against the carrying value of non-current assets acquired as required by US GAAP.
(c) Fair value adjustments to 2004 business combinations not recognised in goodwill under US GAAP.

At December 31, 2005 the cumulative total fair value of derivative instruments in other comprehensive income was (US$60,000) (2004: US$47,000). At December 31, 2005 the total accumulated translation reserve in other comprehensive income was (US$5,682,000) (2004: (US$3,975,000)).

SFAS 109 Accounting for Income taxes requires that all current deferred tax assets and liabilities and all non-current deferred tax assets and liabilities for a particular tax paying component and within a particular tax jurisdiction be offset and shown as a single amount.

DEFERRED TAX ASSETS AND LIABILITIES


                                                                  December 31, 2005    December 31, 2004
                                                                           US$ '000             US$ '000

Current deferred tax asset                                                    1,534                  173
Current deferred tax liability                                                    -                 (94)
Non-current deferred tax asset                                                  813                1,227
Non-current deferred tax liability                                          (4,116)              (1,621)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

EFFECT ON NET PROFIT

                                                                  December 31, 2005    December 31, 2004
For the year ended                                                         US$ '000             US$ '000
                                                                                               (Amended)

Profit after taxation under IFRS as adopted by the EU                         5,280                5,714
US GAAP adjustments
Fair value adjustments relating to 2004 business
combinations written off                                                       (56)                    -
Write back of depreciation charge for property, plant and
equipment offset by negative goodwill                                            57                   54
Recognition of deferred gain on sale and leaseback
transaction                                                                      51                   51
Reversal of fair-valued stock-based compensation                              1,354                  745
Expensing of development costs
- Cost                                                                      (4,916)              (3,201)
- Amortisation                                                                  394                  164
Capitalisation of interest in self-constructed assets
- Gross                                                                          52                    -
- Depreciation                                                                  (1)                    -
In-process R&D acquired in a business combination
- Gross                                                                       (400)                    -
- Amortisation                                                                   12                    -
Adjustment for fair value of derivative instruments                           (244)                  126
Adjustment for residual value of convertible debt                                64                    -
Deferred tax                                                                    935                  395

                                                                  -----------------     ----------------
Profit under US GAAP                                                          2,582                4,048
                                                                  -----------------     ----------------

                                                                                                Restated
Profit per 'A' ordinary share (US Dollars)                                     0.04                 0.07
Profit per 'B' ordinary share (US Dollars) **                                  0.08                 0.14
Diluted profit per 'A' ordinary share (US Dollar)                              0.04                 0.07
Diluted profit per 'B' ordinary share (US Dollar)                              0.08                 0.14
Weighted-average  number  of 'A'  ordinary  shares  used in
computing basic profit per ordinary share                                58,890,084           55,132,024
Diluted  weighted-average  number  of 'A'  ordinary  shares
used in computing diluted profit per ordinary share                      67,142,527           65,740,993


** As the 'B' ordinary shareholders have twice the voting and dividend rights of the 'A' ordinary shareholders, the basic profit per ordinary share and the diluted profit per ordinary share for the 'B' ordinary shares is twice that of the 'A' ordinary shares.

The diluted earnings per share under US GAAP for the year ended December 31, 2004 have been restated to include the effects of certain dilutive shares to be included in the denominator associated with the Company's convertible notes. The number of potentially dilutive shares has increased by 1,818,789 shares to 65,740,993 shares. Diluted earnings per 'A' ordinary share and per 'B' ordinary share under US GAAP for 2004 has remained unchanged for this revision.

The Company's debentures are convertible into Class 'A' Ordinary Shares of the Company at a price of US$4 at the option of the holder. In addition, under the terms of the agreement, the Company has the option to satisfy each repayment either in cash or in shares. Where the repayment of convertible notes is to be satisfied in shares, the number of shares will be based on, at the holders' option, either the conversion price or 97% of the volume weighted average price per ADS for the twenty trading days for the period immediately preceding the repayment date.


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


                                                                          December 31           December 31
                                                                                 2005                  2004
                                                                              US$'000               US$'000
                                                                                                  (Amended)

Profit under US GAAP                                                            2,582                 4,048
Translation adjustment                                                        (1,707)                   116
Fair value of derivative instruments (net of deferred tax)                      (239)                  (54)
                                                                         ------------           ------------
Total comprehensive income                                                        636                 4,110
                                                                         ------------           ------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

CHANGES IN US GAAP EQUITY FOR THE YEARS ENDED DECEMBER 31, 2005 AND DECEMBER 31, 2004


                                                                           December 31          December 31
                                                                                  2005                 2004
                                                                               US$'000              US$'000
US GAAP Shareholders' Equity at January 1                                      122,033               87,234
Net profit for the period                                                        2,582                4,048
'A' shares issued for cash                                                           -               24,335
'A' shares issued for conversion of debenture                                    5,466                  427
'A' shares issued on conversion of warrant                                           -                  348
Options exercised                                                                2,491                1,632
Stock-based compensation - additional paid-in capital                               14                   13
'A' shares issued as consideration for acquisition                                   -                7,721
Share issue expenses                                                             (341)              (1,509)
Share proceeds outstanding                                                       2,373              (2,373)
Share capital now paid                                                              97                   95
Other comprehensive income:
      Translation adjustment                                                   (1,707)                  116
      Fair value of derivative instruments                                       (239)                 (54)
                                                                           -----------          -----------
US GAAP Shareholders' Equity at December 31                                    132,769              122,033
                                                                           -----------          -----------

NON CASH TRANSACTIONS

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

In April 2004, Trinity completed the acquisition of the assets of Fitzgerald Industries International Inc (Fitzgerald) for US$16,000,000 in cash. The acquisition was partly funded by the issue of 2,783,984 'A' Ordinary Shares. Additional consideration was payable for the acquisition of the business of Fitzgerald, depending on the financial performance of that business during the first 18 months of operation post acquisition relative to its pre-acquisition performance. At December 31, 2004 the payment of these amounts was not considered to be probable, therefore no provisions for these amounts were made. At December 31, 2005 it was determined, based on the performance of Fitzgerald in 2005, that deferred consideration of US$1,002,000 is payable.

In July 2005, Trinity completed the acquisition of Primus Corporation, a leader in the field of in-vitro diagnostic testing for haemoglobin A1c and haemoglobin variants for US$14,503,000 consisting of a cash consideration of US$8,587,000 and a one year promissory note of US$3,000,000. Acquisition expenses amounted to US$211,000. Under the terms of the purchase agreement, the shareholders of Primus were also entitled to an additional consideration based on the growth of the Company during the remainder of 2005. At year end, the Company have accrued US$2,705,000 for this additional consideration which will be paid in early 2006.

RESTATEMENT IN CASH FLOW STATEMENT
On adoption of IFRS as adopted by the EU, the Company determined that it had not presented restricted cash in the statement of cash flows separately from cash and cash equivalents at December 31, 2004 in accordance with US GAAP. Accordingly, this presentation is now restated and is reflected in the same manner as now set out in the statement of cash flows presented under IFRS as adopted by the EU.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

SHARE OPTION SCHEME - ADDITIONAL INFORMATION REQUIRED BY SFAS 123
The Company has elected to follow the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options.

Proforma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a trinomial option pricing model with the following assumptions:


                                                  KEY MANAGEMENT           OTHER     KEY MANAGEMENT           OTHER
                                                       PERSONNEL       EMPLOYEES          PERSONNEL       EMPLOYEES
                                                            2005            2005               2004            2004
 Weighted    average   fair   value   at                 US$0.95         US$0.75            US$1.15         US$1.37
 measurement date
 Total share options granted                             650,000       1,019,000          1,270,000         519,833
                                                 ===============     ===========  =================     ============
 Weighted  average  risk-free   interest                   5.33%           3.28%              5.28%           3.17%
 rate
 Weighted  average   expected   dividend                       -               -                  -               -
 yield
 Weighted average expected volatility                     60.30%          59.72%             66.48%          65.24%
 Weighted average expected life                       5.33 years      3.28 years         5.28 years      3.17 years


The 2004 numbers have been restated to revise certain assumptions previously used to value the Company's options under US GAAP, in a manner consistent with those used under IFRS 2 Share-based payments. The Company has used a recognised valuation methodology for the valuation of its share options (i.e. the Black-Scholes model).

The information required by SFAS 148, "Accounting for Stock-Based Compensation", is as follows:


                                                                          December 31, 2005       December31,2004
                                                                                   US$ '000              US$ '000
                                                                                                         Restated
Net income as reported                                                                2,582                 4,048
Add:
Total stock based employee  compensation included in reported
net income, net of related tax effects                                                   14                    13
Deduct:
Total  stock  based  employee  compensation  under fair value
based   methods   for  all   rewards,   net  of  related  tax effects               (1,607)                (1,361)
                                                                         ------------------     ------------------
Proforma net income                                                                     989                 2,700
                                                                         ------------------     ------------------
Earnings per share:
Basic -- as reported per 'A' ordinary share (US Dollars)                               0.04                  0.07
Basic -- as reported per 'B' ordinary share (US Dollars)                               0.08                  0.14
Diluted -- as reported per 'A' ordinary share (US Dollars)                             0.04                  0.07
Diluted -- as reported per 'B' ordinary share (US Dollars)                             0.08                  0.14
Basic -- proforma per 'A' ordinary share (US Dollars)                                  0.02                  0.05
Basic -- proforma per 'B' ordinary share (US Dollars)                                  0.04                  0.10
Diluted -- proforma per 'A' ordinary share (US Dollars)                                0.02                  0.05
Diluted -- proforma per 'B' ordinary share (US Dollars)                                0.04                  0.10


The fair value of employee stock options for the year ended December 31, 2004 has been restated to reflect a revised estimated life of the options and a revised expected volatility. The expected volatility was originally calculated based on the changes in the Company's equity prices in the year prior to the options being granted. This has now been calculated over a timeframe comparable with the expected life of each option grant. Pro forma stock compensation expense determined under the fair value based method of SFAS 123 for 2004 has been decreased by US$64,000. Pro forma basic and diluted earnings per share for 2004 have remained unchanged.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

CAPITAL SHARES RESERVED FOR FUTURE ISSUANCE

The following table sets forth the shares of common stock reserved for future issuance:


                                                                    YEAR ENDED
                                                                    DECEMBER 31, 2005
Shares issuable on conversion of debentures                         2,486,690
Shares underlying outstanding stock options                         7,531,133
Shares available for grant under option plans                       217,935
Shares issuable upon exercise of warrants                           1,317,324
                                                                    ---------
                                                                    11,553,082
                                                                    ==========


INVESTMENTS
The Company had no trading securities as at December 31, 2005 or December 31, 2004. The gross realised gains on sales of trading securities during 2005 was US$Nil (2004: US$Nil). The Company had no "available for sale" or "held-to-maturity securities" as at December 31, 2005 or December 31, 2004.

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

The carrying amounts and fair values of the Company's financial instruments at December 31, 2005 and 2004 are as follows:


                                                       December 31, 2005                  December 31, 2004
                                                Carrying               Fair          Carrying               Fair
                                                  Amount              Value            Amount              Value
                                                 US$'000            US$'000           US$'000            US$'000
Cash and cash equivalents (restated)*              9,881              9,881            15,139             15,139

Financial assets -- restricted cash (restated)*    9,000              9,000             7,148              7,148

Trade accounts receivable                         17,591             17,591            10,798             10,798

Trade accounts payable                             6,065              6,065             3,266              3,266

Short-term debt                                   14,922             14,998            11,087             11,410

Long-term debt                                    12,206             12,099            12,923             13,316

Forward contracts                                     64                 64               418                418


*The carrying amount and associated fair value of restricted cash of US$7,148,000 as of December 31, 2004, which was previously included in cash and cash equivalents is now separately disclosed.

ADDITIONAL UNAUDITED PROFORMA INFORMATION FOR ACQUISITIONS MADE IN 2005
The information below presents the proforma effect of the acquisitions made in 2005 as if they had occurred on January 1, 2005 and January 1, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005


                                                                  December 31           December 31
                                                                         2005                  2004
                                                                      US$'000               US$'000
Proforma revenues                                                     104,885                95,194
Proforma income before extraordinary items                              2,561                 5,687
Proforma net income                                                     2,561                 5,687

Proforma earnings
per 'A' ordinary share (US Dollar)                                       0.04                  0.10
Proforma earnings
per 'B' ordinary share (US Dollar)                                       0.08                  0.20
Proforma diluted earnings
per 'A' ordinary share (US Dollar)                                       0.04                  0.09
Proforma diluted earnings
per 'B' ordinary share (US Dollar)                                       0.08                  0.18


The proforma information was compiled using a combination of available financial information or where unavailable, extrapolations of the results of Adaltis and Fitzgerald both of which were acquired during 2004. There were no acquisitions in 2003.

IMPACT OF RECENTLY ISSUED US ACCOUNTING PRONOUNCEMENTS

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by EU. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB. However, the consolidated financial statements for the periods presented would be no different had the Company applied IFRS as issued by the IASB. The Company has included a discussion of the potential impact of recently issued accounting pronouncements by the IASB and the IFRIC on the financial statements of the Company in Item 5. These standards, interpretations and amendments to existing standards have not yet been adopted by the EU.

IFRS as adopted by the EU differ in certain respects from US GAAP. The following discussion considers the potential impact of recently issued US GAAP accounting pronouncements on the financial statements of the Company.

ACCOUNTING FOR SERVICING OF FINANCIAL ASSETS
In March 2006 the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Reporting No. 156 ("SFAS 156"). This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities, and is effective for financial periods beginning after September 15, 2006. The Company does not currently engage in transfers of financial fixed assets and accordingly does not anticipate that the adoption of this statement will have a material impact on its financial statements.

ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS
In February 2006, the FASB issued SFAS 155 Accounting for certain hybrid financial instruments -- an amendment of FASB Statements No. 133 and 140. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Asset.", and is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006.

The Company does not anticipate that the adoption of this statement will have a material impact on its financial statements.

ACCOUNTING CHANGES AND ERROR CORRECTIONS
In May 2005 the FASB issued Statement of Financial Reporting No.154 ('SFAS 154") Accounting Changes and Error Corrections -- a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement.

This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. This Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement. The Company does not anticipate that the adoption of this statement will have a material impact on its financial statements.

ACCOUNTING FOR CONDITIONAL ASSET RETIREMENT OBLIGATIONS
In March 2005 the FASB issued Interpretation No. 47 Accounting for Conditional Asset Retirement Obligations -- an Interpretation of FASB Statement No. 143. This Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred---generally upon acquisition, construction, or development and (or) through the normal operation of the asset.

This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises). The Company does not anticipate that the adoption of Interpretation No. 47 will have a material impact on its financial statements.

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

This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognised over the period during which an employee is required to provide service in exchange for the award---the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service.

This Statement eliminates the alternative to use Opinion 25's intrinsic value method of accounting that was provided in Statement 123 as originally issued. Under Opinion 25, issuing stock options to employees generally resulted in recognition of no compensation cost. This Statement is effective for public entities as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortisation method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. The Company is evaluating the requirements of SFAS 123R and expects that the adoption of SFAS 123R will have a material impact on the Company's consolidated results of operations and earnings per share. The Company has not determined the method of adoption or the effect of adopting SFAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current proforma disclosures under Statement 123 or to the current IFRS 2 amounts (see note 19).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

INVENTORY COSTS
The Financial Accounting Standards Board ("FASB") issued SFAS 151, "Inventory Costs -- an amendment of ARB No. 43, Chapter 4", in November 2004. This standard amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that "under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be so abnormal as to require treatment as current period charges...".

The amendment removes the ambiguity and requires that all abnormal amounts of idle facility expense, freight, re-handling costs, and wasted material (spoilage) be treated as current period costs. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS 151 will have a material impact on its financial statements.

EXCHANGES OF NON-MONETARY ASSETS---AN AMENDMENT OF APB OPINION NO. 29
The FASB issued SFAS 153, "Exchanges of Non-monetary Assets -- an amendment of APB Opinion No. 29" in December 2004. The guidance in APB Opinion No. 29, "Accounting for Non-monetary Transactions", is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS 153 will have a material impact on its financial statements.

36.  EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE
There were no significant events after the balance sheet date which would require adjustment to or disclosure in the financial statements.

                                                                     SCHEDULE II
                               TRINITY BIOTECH PLC

                       VALUATION AND QUALIFYING ACCOUNTS

ALLOWANCE FOR IMPAIRMENT OF RECEIVABLES


                    Balance at        Charged to     Charged to                            Balance
                     beginning         costs and          other                             at end
                     of period          expenses       accounts        Deductions        of period
                       US$'000           US$'000        US$'000           US$'000          US$'000
                                                            (a)               (b)
 2005                     462               279            (36)             (118)              587

 2004                     478               180           (143)              (53)              462

 2003                     496               262            (38)             (242)              478


(a)  Amounts recovered during the year.
(b)  Amounts written-off during the year.

VALUATION ALLOWANCE FOR INCOME TAXES


                                    Balance at      Provided        Reductions           Balance
                                     beginning                                            at end
                                     of period                                         of period
                                       US$'000        US$'000           US$'000          US$'000
                                                          (a)               (b)
 2005                                      302             14                 -              316

 2004                                      179            302             (179)              302

 2003                                      131            179             (131)              179


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

                                   Date: March 31, 2006



                              By:  RORY NEALON
                                   -----------
                                   Mr Rory Nealon
                                   Director/
                                   Chief Financial Officer

                                   Date: March 31, 2006

                                    EXHIBITS


EXHIBIT NO.  DESCRIPTION OF EXHIBIT

1            Memorandum and Articles of Association of Trinity Biotech plc

4b.1 Lease agreement between Ronan O'Caoimh and Jim Walsh with Trinity Biotech Manufacturing Limited in respect of office premises in Bray, Co Wicklow, Ireland

4b.2 Lease agreement between Ronan O'Caoimh, Jonathon O'Connell and Jim Walsh with Trinity Biotech plc in respect of warehouse premises in Bray, Co Wicklow, Ireland

12.1 Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

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

23.1         Consent of Independent Registered Public Accounting Firm (KPMG)

23.2         Consent of Independent Registered Public Accounting Firm
             (Ernst & Young)