Form 20-F
period 2006-12-31
TRINITY BIOTECH PLC
filed 2007-05-08
CIK 888721

FORM 20-F
(MARK ONE)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
☒For the fiscal year ended: December 31, 2006
OR
  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIE EXCHANGE ACT OF 1934
For the transition period from _______ to __
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ................

Commission file number:  0-22320

Trinity Biotech plc

(Exact name of Registrant as specified in its charter)

Ireland

 (Jurisdiction of incorporation or organisation)

IDA Business Park, Bray, Co. Wicklow, Ireland

 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:
None

 (Title of Class)

Name of each exchange on which registered:
None

 (Title of Class)

Securities registered or to be registered pursuant to Section 12 (g) of the Act:
American Depository Shares
(each representing 4 ‘A’ Ordinary Shares, par value US$0.0109)

 (Title of each class)

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:
None

 (Title of each class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 73,601,497 Class 'A' Ordinary Shares and 700,000 Class 'B' Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes __    No X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes __    No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X    No __

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated file” in Rule 12b-2 of the Exchange Act:
Large accelerated filer ☐ Accelerated filer ☒ Non -accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 __     Item 18 X

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes __    No X

This Report on Form 20-F is incorporated by reference into our Registration Statement on Form F-3 File No. 333-112568, 333-116537, 333-103033, 333-107363, 333-114099 and 333-124385 and our Registration Statements on Form S-8 File No. 33-76384, 333-220, 333-5532, 333-7762 and 333-124384.

As used herein, references to “we”, “us”, “Trinity Biotech” or the “Group” in this form 20-F shall mean Trinity Biotech plc and its world-wide subsidiaries, collectively. References to the “Company” in this annual report shall mean Trinity Biotech plc.

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

Our financial statements are presented in US Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union (“EU”), which differ in certain respects from US generally accepted accounting principles (See Item 18, note 33 to the consolidated financial statements). IFRS as adopted by the EU differ in certain respects from IFRS issued by the International Accounting Standards Board (“IASB”). However, as none of these differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented would be no different had IFRS as issued by the IASB been applied. All references in this annual report to “Dollars” and “$” are to US Dollars, and all references to “euro” or “€” are to European Union euro. Except as otherwise stated herein, all monetary amounts in this annual report have been presented in US Dollars. For presentation purposes all financial information including comparative figures from prior periods have been stated in round thousands.

The provisions of IAS 32 and IAS 39 have been applied from January 1, 2005. An explanation of how the transition to compliance with IAS 32 and IAS 39, as adopted by the EU, from the previous basis of accounting, Irish GAAP (“Previous GAAP’’) has affected the reported financial position of the Group as at January 1, 2005 is provided in Item 18, note 31 to the consolidated financial statements.

Item 1   Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2   Offer Statistics and Expected Timetable

Not applicable.

Item 3    Selected Consolidated Financial Data

The following selected consolidated financial data of Trinity Biotech as at December 31, 2006 and 2005, and for each of the years ended December 31, 2006, 2005 and 2004 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto set forth in Item 18 of this annual report. The selected consolidated financial data as at December 31, 2004, December 31, 2003 and December 31, 2002 are derived from the audited consolidated financial statements not appearing in this Annual Report. This data should be read in conjunction with the financial statements, related notes and other financial information included elsewhere herein.

	Year ended December 31	Year ended December 31	Year ended December 31
Consolidated Statement of Income Data	2006	2005	2004
	(US$’000 except for share and per share data)

Revenues	118,674	98,560	80,008
Cost of sales - including share based payments of US$89,000 (2005: US$110,000) (2004: US$81,000)	(62,090)	(51,378)	(40,047)
Cost of sales - inventory provision	(5,800)	-	-
Gross profit	50,784	47,182	39,961

Other operating income	275	161	302
Research and development expenses - including share based payments of US$36,000 (2005: US$210,000) (2004: US$96,000)	(6,696)	(6,070)	(4,744)
Selling, general and administrative - including share based payments of US$1,016,000 (2005: US$1,048,000) (2004: US$581,000)	(42,422)	(34,651)	(29,332)

Operating profit	1,941	6,622	6,187

Financial income	1,164	389	302
Financial expenses	(2,653)	(1,058)	(824)

Profit before tax	452	5,953	5,665

Income tax credit / (expense)	2,824	(673)	49

Profit for the year	3,276	5,280	5,714

Basic earnings per ‘A’ ordinary share (US Dollars)	0.05	0.09	0.10
Basic earnings per ‘B’ ordinary share (US Dollars)	0.10	0.18	0.20
Diluted earnings per ‘A’ ordinary share (US Dollars)	0.05	0.09	0.09
Diluted earnings per ‘B’ ordinary share (US Dollars)	0.10	0.18	0.18
Basic earnings per ADS (US Dollars)	0.19	0.36	0.41
Diluted earnings per ADS (US Dollars)	0.19	0.35	0.37
Weighted average number of shares used in computing basic EPS	70,693,753	58,890,084	55,132,024
Weighted average number of shares used in computing diluted EPS	72,125,740	67,032,382	65,527,802

Consolidated Balance Sheet Data	December 31, 2006 US$’000	December 31, 2005 US$’000	December 31, 2004 US$’000

Net current assets (current assets less current liabilities)	61,435	44,964	53,448
Non current liabilities	(45,928)	(19,083)	(16,636)
Total assets	249,131	184,602	156,040
Capital stock	978	830	776
Shareholders’ equity	167,262	133,618	118,894

Amounts Adjusted for US GAAP
Year ended December 31,
Consolidated Statement of Income data	2006 US$’000	2005 US$’000	2004 US$’000	2003 US$’000	2002 US$’000
Revenues	118,674	98,560	80,008	65,531	51,978
Net (loss) / profit	(1,946)	2,582	4,048	5,146	5,043
Basic (loss) / earnings per ‘A’ ordinary share (US Dollar)	(0.03)	0.04	0.07	0.12	0.12
Basic (loss) / earnings per ‘B’ ordinary share (US Dollar)	(0.06)	0.08	0.14	0.24	0.24
Diluted (loss) / earnings per ‘A’ ordinary share	(0.03)	0.04	0.07	0.11	0.12
Diluted (loss) / earnings per ‘B’ ordinary share	(0.06)	0.08	0.14	0.22	0.24
As at December 31,
Consolidated Balance Sheet Data	2006 US$’000	2005 US$’000	2004 US$’000	2003 US$’000	2002 US$’000
Total assets	239,426	181,699	158,869	128,650	99,067
Shareholders’ equity	161,303	132,769	122,033	87,234	70,944

No dividends were declared in any of the periods from December 31, 2002 to December 31, 2006.

Risk Factors

Before you invest in our shares, you should be aware that there are various risks, which are described below. You should consider carefully these risks together with all of the other information included in this annual report before you decide to purchase our shares.

Trinity Biotech’s operating results may be subject to fluctuations.

•
Trinity Biotech’s operating results may fluctuate as a result of many factors related to its business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new products and currency fluctuations, as described in more detail below, and general factors such as the size and timing of orders, the prevalence of various diseases and general economic conditions.

A need for capital might arise in the future if Trinity Biotech’s capital requirements increase or revenues decrease.

•
Up to now Trinity Biotech has funded its operations through the sale of its shares and securities convertible into shares, cashflows from operations and bank borrowings. Trinity Biotech expects that the proceeds of recent equity financings, bank borrowings, lease financing, current working capital and sales revenues will fund its existing operations and payment obligations. However, if our capital requirements are greater than expected, or if our revenues are not sufficient to fund our operations, we may need to find additional financing which may not be available on attractive terms or at all. Any future financing could have an adverse effect on our current shareholders or the price of our shares in general.

Trinity Biotech’s acquisition strategy may be less successful than expected, and therefore, growth may be limited.

•
Trinity Biotech has historically grown organically and through the acquisition of, and investment in, other companies, product lines and technologies. There can be no guarantees that recent or future acquisitions can be successfully assimilated or that projected growth in revenues or synergies in operating costs can be achieved. Our ability to integrate future acquisitions may also be adversely affected by inexperience in dealing with new technologies, and changes in regulatory or competitive environments. Additionally, even during a successful integration, the investment of management’s time and resources in the new enterprise may be detrimental to the consolidation and growth of our existing business.

The diagnostics industry is highly competitive, and Trinity Biotech’s research and development could be rendered obsolete by technological advances of competitors.

•
Trinity’s principal business is the supply of medical diagnostic test kits and related diagnostic instrumentation. The diagnostics industry is extremely competitive. Trinity Biotech is competing directly with companies which have greater capital resources and larger marketing and business organisations than Trinity Biotech. Trinity Biotech’s ability to grow revenue and earnings may be adversely impacted by competitive product and pricing pressures and by its inability to gain or retain market share as a result of the action of competitors. We have invested in research and development ("R&D") but there can be no guarantees that our R&D programmes will not be rendered technologically obsolete or financially non-viable by the technological advances of our competitors, which would also adversely affect our existing product lines and inventory. The main competitors of Trinity Biotech (and their principal products with which Trinity Biotech competes) include Dade-Behring (Sysmex® CA, D-Dimer plus, Enzygnost®), Zeus Scientific Inc. (Zeus EIA, IFA), Diasorin Inc. (ETI™), Abbott Diagnostics (AxSYM™, IMx™), Diagnostic Products Corp. - DPC (Immulite™), Bio-Rad (ELISA, WB & A1c), Roche Diagnostics (COBAS AMPLICOR™, Ampliscreen™, Accutrend™) and OraSure Technologies, Inc (OraQuick ®).

Trinity Biotech is highly dependent on suitable distributors worldwide.

•
Trinity Biotech currently distributes its product portfolio through distributors in approximately 80 countries worldwide. Our continuing economic success and financial security is dependent on our ability to secure effective channels of distribution on favourable trading terms with suitable distributors.

Trinity Biotech’s business could be adversely affected by changing market conditions resulting in the reduction of the number of institutional customers.

•
The diagnostics industry is in transition with a number of changes that affect the market for diagnostic test products. Changes in the healthcare industry delivery system have resulted in major consolidation among reference laboratories and in the formation of multi-hospital alliances, reducing the number of institutional customers for diagnostic test products. There can be no assurance that we will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers.

Trinity Biotech’s long-term success depends on its ability to develop new products subject to stringent regulatory control. Even if new products are successfully developed, Trinity Biotech’s proprietary know-how, manufacturing techniques and trade secrets may be copied by competitors. Furthermore, Trinity Biotech’s patents have a limited life time and are thereafter subject to competition with generic products. Also, competitors might claim an exclusive patent for products Trinity Biotech plans to develop.

•
We are committed to significant expenditure on research and development (“R&D”). However, there is no certainty that this investment in research and development will yield technically feasible or commercially viable products. Our organic growth and long-term success is dependent on our ability to develop and market new products but this work is subject to very stringent regulatory control and very significant costs in research, development and marketing. Failure to introduce new products could significantly slow our growth and adversely affect our market share.

•
Even when products are successfully developed and marketed, Trinity Biotech’s ownership of the technology behind these products has a finite life. In general, generic competition, which can arise through replication of the Trinity Biotech’s proprietary know-how, manufacturing techniques and trade secrets or after the expiration of a patent, can have a detrimental effect on a product’s revenue, profitability and market share. There can be no guarantee that the net income and financial position of Trinity Biotech will not be adversely affected by competition from generic products. Conversely, on occasion, certain companies have claimed exclusive patent, copyright and other intellectual property rights to technologies in the diagnostics industry. If these technologies relate to Trinity Biotech’s planned products, Trinity Biotech would be obliged to seek licences to use this technology and, in the event of being unable to obtain such licences or it being obtainable on grounds that would be materially disadvantageous to Trinity Biotech, we would be precluded from marketing such products, which could adversely impact our revenues, sales and financial position.

Trinity Biotech’s patent applications could be rejected or the existing patents could be challenged; our technologies could be subject to patent infringement claims; and trade secrets and confidential know-how could be obtained by competitors.

•
We can provide no assurance that the patents Trinity Biotech may apply for will be obtained or that existing patents will not be challenged. The patents owned by Trinity Biotech and its subsidiaries may be challenged by third parties through litigation and could adversely affect the value of our patents. We can provide no assurance that our patents will continue to be commercially valuable.

•
Trinity Biotech currently owns 30 US patents with remaining patent lives varying from less than one year to 16 years. In addition to these US patents, Trinity Biotech owns a total of 7 additional non-US patents with expiration dates varying between the years 2008 and 2023.

•
Also, our technologies could be subject to claims of infringement of patents or proprietary technology owned by others. The cost of enforcing our patent and technology rights against infringers or defending our patents and technologies against infringement charges by others may be high and could adversely affect our business.

•
Trade secrets and confidential know-how are important to our scientific and commercial success. Although we seek to protect our proprietary information through confidentiality agreements and other contracts, we can provide no assurance that others will not independently develop the same or similar information or gain access to our proprietary information.

Trinity Biotech’s business is heavily regulated and compliance with applicable regulations could reduce revenues and profitability.

•
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

•
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

•
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

•
In addition, we may follow Irish law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of Trinity Biotech, certain transactions other than a public offering involving issuances of a 20% or more interest in Trinity Biotech and certain acquisitions of the stock or assets of another company.

Trinity Biotech’s success is dependent on certain key management personnel.

•
Trinity Biotech’s success is dependent on certain key management personnel. Our key employees are Ronan O’Caoimh, our CEO and Chairman, Brendan Farrell, our President, Dr Jim Walsh, our COO, and Rory Nealon, our CFO and Secretary, with all of which we have entered into employment contracts. We carry a life assurance policy for Mr O’Caoimh in the amount of €533,000 (US$706,000). Competition for qualified employees among biotechnology companies is intense, and the loss of such personnel or the inability to attract and retain the additional highly skilled employees required for the expansion of our activities, could adversely affect our business. In the USA, the UK, France, Germany and Sweden we have been able to attract and retain qualified personnel. In Ireland, we have experienced some difficulties in attracting and retaining staff due to competition from other employers in our industry and due to the strength of the Irish economy.

Trinity Biotech is dependent on its suppliers for the primary raw materials required for its test kits.

•
The primary raw materials required for Trinity Biotech's test kits consist of antibodies, antigens or other reagents, glass fibre and packaging materials which are acquired from third parties. Although Trinity Biotech does not expect to be dependent upon any one source for these raw materials, alternative sources of antibodies with the characteristics and quality desired by Trinity Biotech may not be available. Such unavailability could affect the quality of our products and our ability to meet orders for specific products.

Trinity Biotech may be subject to liability resulting from its products or services.

•
Trinity Biotech may be subject to claims for personal injuries or other damages resulting from its products or services. Trinity Biotech has global product liability insurance in place for its manufacturing subsidiaries up to a maximum of €6,500,000 (US$8,609,000) for any one accident, limited to a maximum of €6,500,000 (US$8,609,000) in any one year period of insurance. A deductible of US$25,000 is applicable to each insurance event that may arise. There can be no assurance that our product liability insurance is sufficient to protect us against liability that could have a material adverse effect on our business.

Currency fluctuations may adversely affect our earnings and assets.

•
Trinity Biotech records its transactions in US Dollars, euro and Swedish Kroner and prepares its financial statements in US Dollars. A substantial portion of our expenses is denominated in euro. However, Trinity Biotech’s revenues are primarily denominated in US Dollars. As a result, the Group is affected by fluctuations in currency exchange rates, especially the exchange rate between the US dollar and the euro, which may adversely affect our earnings and assets. The percentage of 2006 consolidated revenue denominated in US Dollars was approximately 67%. Of the remaining 33% revenue, 26% relates to revenue denominated in Euro and 7% relates to sterling, yen and Swedish Kroner denominated revenues. Thus, a 10% decrease in the value of the euro would have approximately a 3% adverse impact on consolidated revenues.

•
As part of the process of mitigating foreign exchange risk, the principal exchange risk identified by Trinity Biotech is with respect to fluctuations in the euro. This is attributable to the level of euro denominated expenses exceeding the level of euro denominated revenues thus creating a euro deficit. Trinity Biotech continuously monitors its exposure to foreign currency movements and based on expectations on future exchange rate exposure implements a hedging policy which may include covering a portion of this exposure through the use of forward contracts. In the medium term, our objective is to increase the level of non-US Dollar denominated revenue, thus creating a natural hedge of the non-US Dollar expenditure.

The conversion of our outstanding employee share options and warrants would dilute the ownership interest of existing shareholders.

•
The warrants issued in 2004 and the total share options exercisable at December 2006, as described in Item 18, note 19 to the consolidated financial statements, are convertible into American Depository Shares (ADSs), 1 ADS representing 4 Class “A” Ordinary Shares. The exercise of the share options exercisable and of the warrants will likely occur only when the conversion price is below the trading price of our ADSs and will dilute the ownership interests of existing shareholders.

For instance, should the options and warrant holders of the 5,605,469 ‘A’ Ordinary shares (1,401,367 ADSs) exercisable at December 31, 2006 be exercised, Trinity Biotech would have to issue 5,605,469 additional ‘A’ ordinary shares (1,401,367 ADSs). On the basis of 73,601,497 ‘A’ ordinary shares outstanding at December 31, 2006, this would effectively dilute the ownership interest of the existing shareholders by approximately 7%.

It could be difficult for US holders of ADSs to enforce any securities laws claims against Trinity Biotech, its officers or directors in Irish Courts.

•
At present, no treaty exists between the United States and Ireland for the reciprocal enforcement of foreign judgements. The laws of Ireland do however, as a general rule, provide that the judgements of the courts of the United States have in Ireland the same validity as if rendered by Irish Courts. Certain important requirements must be satisfied before the Irish Courts will recognise the United States judgement. The originating court must have been a court of competent jurisdiction, the judgement may not be recognised if it is based on public policy, was obtained by fraud or its recognition would be contrary to Irish public policy. Any judgement obtained in contravention of the rules of natural justice will not be enforced in Ireland.

Trinity Biotech is exposed to potential risks and increased costs from the requirements of Section 404 of the Sarbanes Oxley Act of 2002 to evaluate internal controls over financial reporting.

•
Section 404 of the Sarbanes Oxley Act of 2002 requires that the Group evaluates and reports on the effectiveness of internal controls in providing reasonable assurance regarding the reliability of Financial Reporting. The initial compliance date for management to evaluate and report on internal control over financial reporting under Section 404 of the Sarbanes Oxley Act of 2002 for Foreign Accelerated Filers is for the financial year ending on or after July 15, 2006. The Group has prepared and implemented an internal plan for compliance and has completed the process of documenting and testing the system of internal controls over financial reporting to provide the basis for this report for the year ending December 31, 2006, which is set out in Item 15. The requirement to provide an auditors’ report on internal controls over financial reporting of the Group will apply for the financial year ending December 31, 2007.

Due to ongoing evaluation and testing of the Group’s internal controls and the uncertainties of the interpretation of these new requirements, the Group cannot assure that there may not be significant deficiencies or material weaknesses that would be required to be reported. In the event that significant deficiencies or material weaknesses are reported, investor perceptions may be adversely affected and may cause a decline in the market price of our stock.

The Group has incurred increased costs and an increased amount of management time and external resources in order to comply with the above legislation by the end of 2006 and may continue to do so in years to come. The process of documenting and testing the Group’s internal controls over financial reporting and considering improvements has required the Group to hire additional personnel and outside advisory services, resulting in additional accounting and consultancy expenses.

Item 4
Information on the Company

History and Development of the Company
Trinity Biotech (“the “Group”) develops, acquires, manufactures and markets medical diagnostic products for the clinical laboratory and point-of-care (“POC”) segments of the diagnostic market. These test kits are used to detect autoimmune, infectious and sexually transmitted diseases, diabetes and disorders of the blood, liver and intestine. The Group is also a significant provider of raw materials to the life sciences industry. The Group sells worldwide in over 80 countries through its own sales force and a network of international distributors and strategic partners.

Trinity Biotech was incorporated as a public limited company (“plc”) registered in Ireland in 1992. The Company commenced operations in 1992 and, in October 1992, completed an initial public offering of its securities in the US. The principal officers of the Group are located at IDA Business Park, Bray, Co Wicklow, Ireland. The Group has expanded its product base through internal development and acquisitions.

The Group, which has its headquarters in Bray Ireland, employs in excess of 800 people worldwide and markets its portfolio of over 500 products to customers in 80 countries around the world. Trinity Biotech markets its products in the US and the rest of the world through a combination of direct selling and a network of national and international distributors. The Group has established direct sales forces in the US, Germany, France and the UK. Trinity Biotech has manufacturing facilities in Bray, Ireland, Umea, Sweden and Lemgo, Germany, in Europe and in Jamestown, New York, Carlsbad, California and Kansas City, Missouri in the US.

The following represents the acquisitions made by Trinity Biotech in recent years.

Acquisition of Haemostasis line of bioMerieux Inc
In June 2006, Trinity Biotech acquired the haemostasis product line of bioMerieux Inc. (“bioMerieux”) for a total consideration of US$44.4 million, consisting of cash consideration of US$38.2 million, deferred consideration of US$5.5 million (net of discounting) and acquisition expenses of US$0.7 million. At the year end, Trinity Biotech has accrued US$5,688,000 for the deferred consideration which will be paid in June 2007 and June 2008, (see Item 18, note 23 to the consolidated financial statements). A further US$5.5 million of consideration was contingent on the performance of the product line during 2006. However, the Group has determined that this contingent element is not payable as certain milestones concerning the performance of the business line were not met during 2006. The bioMerieux portfolio comprises a range of haemostasis test kits in addition to a range of automated instruments which are comparable to various test kits and instruments within Trinity Biotech’s product range.

Acquisition of the distribution business of Laboratoires Nephrotek SARL
In October, 2006, Trinity Biotech acquired the French distribution business of Laboratoires Nephrotek SARL (“Nephrotek”) for a total consideration of US$1,175,000, consisting of cash consideration of US$1,060,000, of which US$239,000 remained payable at December, 31 2006 and acquisition expenses of US$115,000.

Acquisition of Primus Corporation
In July 2005, Trinity Biotech completed the acquisition of Primus Corporation for US$14.3 million before costs, consisting of a cash consideration of US$8.6 million and a one year promissory note of US$3.0 million. An additional US$2.7 million of additional consideration was paid to the shareholders in 2006 based on the growth of the business during 2005 less an adjustment for the working capital at the date of acquisition. Primus Corporation is a leader in the field of providing tests for the detection and monitoring of diabetes patients.

Acquisition of Research Diagnostics Inc
In March 2005, Trinity Biotech purchased the assets of Research Diagnostics Inc (“RDI”) for US$4.2 million in cash. RDI provides a comprehensive range of immunodiagnostic products to pharmaceutical companies, diagnostic manufacturers and research facilities worldwide.

Acquisition of the assets of Adaltis US, Inc
In April 2004, Trinity acquired the assets of Adaltis US, Inc for US$2,852,000 in cash. Adaltis US, Inc. is the US distribution arm for Adaltis, Inc. As part of the transaction, Trinity Biotech has obtained exclusive distribution rights to Adaltis’ open-end microplate analytical instrumentation in the US and non-exclusive distribution rights in the rest of the world, except China.

Acquisition of the assets of Fitzgerald Industries International Inc
In April 2004, Trinity Biotech also completed the acquisition of the assets of Fitzgerald Industries International Inc. for US$16 million. Under the terms of the purchase agreement, contingent consideration would be payable depending on the financial performance of that business during the first two years of operation post acquisition relative to its pre-acquisition performance. At December 31, 2005 it was determined, based on the performance of Fitzgerald in 2005, that an amount of US$1,002,000 would be payable to the shareholders of Fitzgerald. This was paid by the Group in 2006. Fitzgerald provides a comprehensive range of raw materials to pharmaceutical companies, reference laboratories, diagnostic manufacturers and research facilities worldwide.

Principal Markets
The primary market for Trinity Biotech’s tests remains the US. During fiscal 2006, the Group sold 51% (US$60.7 million) (2005: 51% or US$50.6 million) of product in the US. Sales to non-US (principally European and Asian/ African) countries represented 49% (US$57.9 million) for fiscal year 2006 (2005: 49% or US$47.9 million).

For a more comprehensive segmental analysis please refer to Item 5, “Results of Operations” and Item 18, note 2 to the consolidated financial statements.

Principal Products
Trinity Biotech develops, acquires, manufactures and markets a wide range of diagnostic products. The complete portfolio is divided into 4 product lines which are sold under the following established brand names:

Haemostasis	Point of Care	Infectious	Clinical
		Diseases	Chemistry
Biopool®	UniGold™	Bartels®	Primus™
Amax™	Capillus™	CAPTIA™	EZ™
Destiny™	Recombigen®	MarDx®
MicroTrak™
MarBlot®

Haemostasis
The haemostasis product line comprises of test kits and instrumentation used for the detection of blood disorders. Trinity has two established ranges of haemostasis products, Biopool® and Amax™, which were acquired by the Group in 2001 and 2002 respectively. The Amax range of products includes a portfolio of diagnostic instrumentation including the Destiny™ range.

Following the acquisition of the bioMerieux haemostasis line in 2006, the haemostasis product line has become the largest in revenue terms within Trinity Biotech. The acquisition of bioMerieux has significantly increased the market share of Trinity Biotech within the haemostasis market. In particular, the acquisition has strengthened the Group’s position in our direct selling markets in the USA, the UK, France and Germany.

The haemostasis market continues to grow, driven by increasing demands for blood clotting and bleeding tests due to an aging population and improvement in healthcare systems. Trinity Biotech has recognised and also demonstrated a flexibility to adapt to these demands.

Trinity Biotech instrumentation and assays for haemostasis are recognised as being among the highest quality available. The comprehensive product offering is marketed globally to hospitals, clinical laboratories, commercial reference laboratories and research institutions.

Point of Care (POC)
Point of Care refers to diagnostic tests which are carried in the presence of the patient. Trinity Biotech’s current range of POC tests principally test for the presence of HIV antibodies. The Group’s principal products are UniGold™ and Capillus™.

UniGold™ and Capillus™ products have been used for several years in voluntary counselling and testing centres (VCTs) in sub-Saharan Africa where they provide a cornerstone to early detection and treatment intervention. In the USA, the Centres for Disease Control (CDC) recommend the use of rapid tests to control the spread of HIV/AIDS. As part of this, UniGold HIV is used in public health facilities, hospitals and other outreach facilities. Trinity Biotech, through both UniGold™ and Capillus™, make a very significant contribution to the global effort to meet the challenge of HIV.

Infectious Diseases
The infectious diseases product line is the most diverse within Trinity Biotech. The products are used to perform tests on patient samples and the results generated are reported to physicians to guide diagnosis for a broad range of infectious diseases. The Trinity Biotech product line has grown to include diagnostic kits for autoimmune diseases (e.g. lupus, celiac and rheumatoid arthritis), hormonal imbalances, sexually transmitted diseases (syphilis, chlamydia and herpes), intestinal infections, lung/bronchial infections, cardiovascular and a wide range of other diseases.

The vast majority of the infectious diseases product line is FDA cleared for sale in the USA and CE marked for sale in Europe. Products are sold in over 80 countries, with the focus on North America, Europe and Asia.

The main drivers of expansion and opportunity for the product line have been:
1. The increased Trinity Biotech instrumentation offering/portfolio through collaboration with Adaltis and Dynex and implementation of a system sell (i.e. combining instruments and reagents) strategy;
2. Focus on key accounts in affiliate markets;
3. Expansion of product portfolio to meet market demands.

Clinical Chemistry
The Trinity Biotech speciality clinical chemistry business includes products such as ACE, Bile Acids, Lactate, Oxalate and G6PDH that are clearly differentiated in the marketplace. These products are suitable for both manual and automated testing and have proven performance in the diagnosis of many disease states from liver and kidney disease to G6PDH deficiency which is an indicator of haemolytic anaemia.

In 2005 Trinity Biotech acquired Primus Corporation, a leader in the field of in-vitro diagnostic testing for haemoglobin A1c and haemoglobin variants, used in the detection of diabetes. Primus manufactures a range of instrumentation using patented HPLC (high pressure liquid chromatography) technology. These products are the most accurate and precise methods available for detection and monitoring the patient status and overall diabetic control. Primus sells the products to physicians’ offices and reference laboratories directly in the USA and via a distribution network in other countries.

Sales and Marketing
Trinity Biotech sells its product through its own direct sales-force in four countries: the United States, Germany, France and the United Kingdom. In the United States there are approximately 127 sales and marketing professionals responsible for the sale of the Trinity Biotech range of haemostasis reagents and instrumentation, clinical chemistry, point of care and infectious disease products. The Group also has sales forces of 29 in Germany and 12 in the UK. In October 2006, Trinity Biotech established a direct selling operation in France, Trinity Biotech France SARL, which currently employs 10 sales professionals. In addition to our direct sales operations, Trinity Biotech also operates in approximately 80 countries, through over 300 independent distributors and strategic partners.

Manufacturing and Raw Materials
Trinity Biotech uses a wide range of biological and non-biological raw materials. The primary raw materials required for Trinity Biotech's test kits consist of antibodies, antigens, human plasma, latex beads, rabbit brain phospholipids, bovine source material, other reagents, glass fibre and packaging materials. The reagents used as raw materials have been acquired for the most part from third parties. Although Trinity Biotech is not dependent upon any one source for such raw materials, alternative sources of antibodies and antigens with the specificity and sensitivity desired by Trinity Biotech may not be available from time-to-time. Such unavailability could affect the supply of its products and its ability to meet orders for specific products, if such orders are obtained. Trinity Biotech's growth may be limited by its ability to obtain or develop the necessary quantity of antibodies or antigens required for specific products. Thus, Trinity Biotech's strategy is, whenever possible, to establish alternative sources of supply of antibodies.

Competition
The diagnostic industry is very competitive. There are many companies, both public and private, engaged in the sale of medical diagnostic products and diagnostics-related research and development, including a number of well-known pharmaceutical and chemical companies. Competition is based primarily on product reliability, customer service and price. The Group’s competition includes several large companies such as, but not limited to, Roche, Abbott, Johnson & Johnson, Bayer and Dade-Behring.

Patents and Licences
Patents
Many of the Trinity Biotech’s tests are not protected by specific patents, due to the significant cost of putting patents in place for Trinity Biotech’s wide range of products. However, Trinity Biotech believes that substantially all of its tests are protected by proprietary know-how, manufacturing techniques and trade secrets.

From time-to-time, certain companies have asserted exclusive patent, copyright and other intellectual property rights to technologies that are important to the industry in which Trinity Biotech operates. In the event that any of such claims relate to its planned products, Trinity Biotech intends to evaluate such claims and, if appropriate, seek a licence to use the protected technology. There can be no assurance that Trinity Biotech would, firstly, be able to obtain licences to use such technology or, secondly, obtain such licences on satisfactory commercial terms. If Trinity Biotech or its suppliers are unable to obtain or maintain a licence to any such protected technology that might be used in Trinity Biotech’s products, Trinity Biotech could be prohibited from marketing such products. It could also incur substantial costs to redesign its products or to defend any legal action taken against it. If Trinity Biotech’s products should be found to infringe protected technology, Trinity Biotech could also be required to pay damages to the infringed party.

Licences
Trinity Biotech has entered into a number of key licensing arrangements including the following:

In 2005 Trinity Biotech obtained a license from the University of Texas for the use of Lyme antigen (Vlse), thus enabling the inclusion of this antigen in the Group’s Lyme diagnostic products.

In 2002, Trinity Biotech obtained the Unipath and Carter Wallace lateral flow licences under agreement with Inverness Medical Innovations. In 2006, Trinity Biotech renewed its license agreement with Inverness Medical Innovations covering IMI’s most up to date broad portfolio of lateral flow patents, and expanded the field of use to include over the counter (”OTC”) for HIV products, thus ensuring Trinity Biotech’s freedom to operate in the lateral flow market with its UniGold technology.

On December 20, 1999 Trinity Biotech obtained a non-exclusive commercial licence from the National Institute of Health (“NIH”) in the US for NIH patents relating to the general method of producing HIV-1 in cell culture and methods of serological detection of antibodies to HIV-1.

Trinity Biotech has also entered into a number of licence/supply agreements for key raw materials used in the manufacture of its products.

Government Regulation
The preclinical and clinical testing, manufacture, labelling, distribution, and promotion of Trinity Biotech’s products are subject to extensive and rigorous government regulation in the United States and in other countries in which Trinity Biotech’s products are sought to be marketed. The process of obtaining regulatory clearance varies, depending on the product categorisation and the country, from merely notifying the authorities of intent to sell, to lengthy formal approval procedures which often require detailed laboratory and clinical testing and other costly and time-consuming processes. The main regulatory bodies which require extensive clinical testing are the Food and Drug Administration (“FDA”) in the US, the Irish Medicines Board (as the authority over Trinity Biotech in Europe) and Health Canada.

The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors. As 51% of Trinity Biotech’s 2006 revenues were generated in the US and the US represents approximately 43% of the worldwide diagnostics market, an overview of FDA regulation has been included below.

FDA Regulation
Our products are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug, and Cosmetic Act. The FDA’s regulations govern, among other things, the following activities: product development, testing; labelling, storage, premarket clearance or approval, advertising and promotion and sales and distribution.

Access to US Market. Each medical device that Trinity Biotech may wish to commercially distribute in the US will require either pre-market notification (more commonly know as 510(k)) clearance or premarket application (“PMA”) approval prior to commercial distribution. Devices intended for use in blood bank environments fall under even more stringent review and require a Blood Licence Application (“BLA”). Some low risk devices are exempted from these requirements. The FDA has introduced fees for the review of 510(k) and PMA applications. The fee for a PMA or BLA in 2007 is in excess of US$280,000.

510(k) Clearance Pathway. To obtain 510(k) clearance, Trinity Biotech must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a “predicate device” - either a previously cleared class I or II device or a class III preamendment device, for which the FDA has not called for PMA applications. The FDA’s 510(k) clearance pathway usually takes from 3 to 9 months, but it can last longer. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could even require a PMA approval.

PMA Approval Pathway. A device that does not qualify for 510(k) clearance generally will be placed in class III and required to obtain PMA approval, which requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. A PMA application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. In addition, an advisory committee made up of clinicians and/or other appropriate experts is typically convened to evaluate the application and make recommendations to the FDA as to whether the device should be approved. It generally takes from one to three years but can take longer.

Although the FDA is not bound by the advisory panel decision, the panel’s recommendation is important to the FDA’s overall decision making process. The PMA approval pathway is more costly, lengthy and uncertain than the 510(k) clearance process. It generally takes from one to three years or even longer. After approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process. The FDA has recently implemented substantial fees for the submission and review of PMA applications.

BLA approval pathway. BLA approval is required for some products intended for use in a blood bank environment, where the blood screened using these products may be administered to an individual following processing. This approval pathway involves even more stringent review of the product.

Clinical Studies. A clinical study is required to support a PMA application and is required for a 510(k) premarket notification. Such studies generally require submission of an application for an Investigational Device Exemption (“IDE”) showing that it is safe to test the device in humans and that the testing protocol is scientifically sound.

Postmarket Regulation
After the FDA permits a device to enter commercial distribution, numerous regulatory requirements apply, including the Quality System Regulation (“QSR”), which requires manufacturers to follow comprehensive testing, control, documentation and other quality assurance procedures during the manufacturing process; labeling regulations; the FDA’s general prohibition against promoting products for unapproved or “off-label” uses; and the Medical Device Reporting (“MDR”) regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

Trinity Biotech is subject to inspection by the FDA to determine compliance with regulatory requirements. If the FDA finds any failure to comply, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as fines, injunctions, and civil penalties; recall or seizure of products; the issuance of public notices or warnings; operating restrictions, partial suspension or total shutdown of production; refusing requests for 510(k) clearance or PMA approval of new products; withdrawing 510(k) clearance or PMA approvals already granted; and criminal prosecution.

Unanticipated changes in existing regulatory requirements or adoption of new requirements could have a material adverse effect on the Group. Any failure to comply with applicable QSR or other regulatory requirements could have a material adverse effect on the Group’s revenues, earnings and financial standing.

There can be no assurances that the Group will not be required to incur significant costs to comply with laws and regulations in the future or that laws or regulations will not have a material adverse effect upon the Group’s revenues, earnings and financial standing.

CLIA classification
Purchasers of Trinity Biotech’s clinical diagnostic products in the United States may be regulated under The Clinical Laboratory Improvements Amendments of 1988 (“CLIA”) and related federal and state regulations. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. The regulations promulgated under CLIA established three levels of diagnostic tests (“waived”, “moderately complex” and “highly complex”) and the standards applicable to a clinical laboratory depend on the level of the tests it performs.

Export of products subject to 510(k) notification requirements, but not yet cleared to market, are permitted without FDA export approval, if statutory requirements are met. Unapproved products subject to PMA requirements can be exported to any country without prior FDA approval provided, among other things, they are not contrary to the laws of the destination country, they are manufactured in substantial compliance with the QSR, and have been granted valid marketing authorisation in Australia, Canada, Israel, Japan, New Zealand, Switzerland, South Africa or member countries of the European Union or of the European Economic Area (“EEA”). FDA approval must be obtained for exports of unapproved products subject to PMA requirements if these export conditions are not met.

There can be no assurance that Trinity Biotech will meet statutory requirements and/or receive required export approval on a timely basis, if at all, for the marketing of its products outside the United States.

Regulation outside the United States
Distribution of Trinity Biotech’s products outside of the United States is also subject to foreign regulation. Each country’s regulatory requirements for product approval and distribution are unique and may require the expenditure of substantial time, money, and effort. There can be no assurance that new laws or regulations will not have a material adverse effect on Trinity Biotech’s business, financial condition, and results of operation. The time required to obtain needed product approval by particular foreign governments may be longer or shorter than that required for FDA clearance or approval. There can be no assurance that Trinity Biotech will receive on a timely basis, if at all, any foreign government approval necessary for marketing its products.

Organisational Structure
Trinity Biotech plc and its subsidiaries (“the Group”) is a manufacturer of diagnostic test kits and instrumentation for sale and distribution worldwide. Trinity Biotech’s executive offices are located at Bray, Co. Wicklow, Ireland while its research and development, manufacturing and marketing activities are principally conducted at Trinity Biotech Manufacturing Limited, based in Bray, Co. Wicklow, Ireland, Trinity Biotech (UK Sales) Limited, based in Berkshire England, Trinity Biotech GmbH, based in Lemgo, Germany, and at Trinity Biotech (USA), MarDx Diagnostics Inc, Primus Corporation and Biopool US Inc. based in Jamestown, New York State, Carlsbad, California, Kansas City, Missouri and Berkeley Heights, New Jersey respectively. The Group’s distributor of raw materials for the life sciences industry, Fitzgerald Industries, is based in Boston, Massachusetts and Bray, Co. Wicklow, Ireland.

For a more comprehensive schedule of the subsidiary undertakings of the Group please refer to Item 18, note 32 to the consolidated financial statements.

Property, Plant and Equipment
Trinity Biotech has six manufacturing sites worldwide, three in the US (Jamestown, NY, Kansas City, MO and Carlsbad, CA), one in Bray, Co. Wicklow, Ireland, one in Umea, Sweden and one in Lemgo, Germany. The US and Irish facilities are each FDA and ISO registered facilities. As part of its ongoing commitment to quality, Trinity Biotech was granted the latest ISO 9001: 2000 and ISO 13485: 2003 certification. This certificate was granted by the Underwriters Laboratory, an internationally recognised notified body. It serves as external verification that Trinity Biotech has an established an effective quality system in accordance with an internationally recognised standard. By having an established quality system there is a presumption that Trinity Biotech will consistently manufacture products in a controlled manner. To achieve this certification Trinity Biotech performed an extensive review of the existing quality system and implemented any additional regulatory requirements.

Trinity Biotech’s manufacturing and research and development facilities consisting of approximately 45,000 square feet are located at IDA Business Park, Bray, Co. Wicklow, Ireland. This facility is ISO 9001 approved and was purchased in December 1997. The facilities include offices, research and development laboratories, production laboratories, cold storage and drying rooms and warehouse space. Trinity Biotech spent US$4.2 million buying and fitting out the facility. In December 1999, the Group sold the facility for net proceed of US$5.2 million and leased it back from the third party purchaser for 20 years. The current annual rent which is reviewed every five years is set at €479,000 (US$634,000).

Trinity Biotech has entered into a number of related party transactions with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of the Company, to provide current and potential future needs for the Group’s manufacturing and research and development facilities, located at IDA Business Park, Bray, Co. Wicklow, Ireland. In July 2000, Trinity Biotech entered into a 20 year lease with JRJ for a 25,000 square foot warehouse adjacent to the existing facility at a current annual rent of €275,000 (US$364,000). In November 2002, Trinity Biotech entered into an agreement for a 25 year lease with JRJ, for 16,700 square feet of offices at an annual rent of €381,000 (US$504,000), payable from 2004. In December 2006, Trinity Biotech has agreed to enter into a further 25 year lease for an additional 43,000 square foot manufacturing facility adjacent to the existing facilities at an annual rent of €484,000 (US$641,000). (See Item 7 - Major Shareholders and Related Party Transactions).

Trinity Biotech USA operates from a 24,000 square foot FDA and ISO 9001 approved facility in Jamestown, New York. The facility was purchased by Trinity Biotech USA in 1994. Additional warehousing space is also leased in upstate New York at an annual rental charge of US$115,000.

MarDx operates from two facilities in Carlsbad, California. The first facility comprises 21,500 square feet and is the subject of a five year lease, renewed in 2006, at an annual rental cost of US$244,000. The second adjacent facility comprises 14,500 square feet and is the subject of a five year lease, renewed in 2006, at an annual rental cost of US$160,000.

Trinity Biotech also operates from an additional facility located in Umea, Sweden. The Umea facility is 8,712 square feet and the annual rental is US$129,000. The lease, renewed in December 2006, expires in December 2008.

Trinity Biotech GmbH owns an ISO 9001 approved manufacturing and office facility of 78,000 square feet in Lemgo, Germany.

Trinity Biotech also has sales and marketing functions which operate from additional premises in the UK and France. Trinity Biotech leases two units in Berkshire, UK, at an annual rent of £91,000 (US$178,000). In 2006, Trinity Biotech entered into a lease for a 5,750 square foot premises in France, at an annual rent of €46,000 (US$61,000).

Additional office space is leased by the Group in Ireland, Kansas City, Missouri, Concord, Massachusetts and New Jersey at an annual cost of US$121,000, US$100,000, US$109,000 and US$154,000, respectively.

Capital expenditures and divestitures
Following the acquisition of the haemostasis product line of bioMerieux, the Group is currently expanding its operations in Ireland. Significant capital expenditure will be undertaken as part of the integration of the manufacture of this product line with the existing manufacturing operations being carried out in Ireland. Most of the expenditure on this integration will be carried out during 2007.

Trinity Biotech has no divestitures or other significant capital expenditures in progress.

Item 5
Operating and Financial Review and Prospects

Operating Results
Trinity Biotech’s consolidated financial statements include the attributable results of Trinity Biotech plc and all its subsidiary undertakings collectively. This discussion covers the years ended December 31, 2006, December 31, 2005 and December 31, 2004, and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with IFRS as adopted by the EU which differs from US GAAP as indicated in Note 33 to the consolidated financial statements.

Overview
Trinity Biotech develops, manufactures and markets diagnostic test kits used for the clinical laboratory and point of care (“POC”) segments of the diagnostic market. These test kits are used to detect infectious diseases, sexually transmitted diseases, blood disorders and autoimmune disorders. The Group markets over 500 different diagnostic products in approximately 80 countries. In addition, the Group manufactures its own and distributes third party haemostasis and infectious diseases diagnostic instrumentation. The Group, through its Fitzgerald operation, is also a significant provider of raw materials to the life sciences industry.

Factors affecting our results
The global diagnostics market is growing due to, among other reasons, the ageing population and the increasing demand for rapid tests in a clinical environment.

Our revenues are directly related to our ability to identify high potential products while they are still in development and to bring them to market quickly and effectively. Efficient and productive research and development is crucial in this environment as we, like our competitors, search for effective and cost-efficient solutions to diagnostic problems. The growth in new technology will almost certainly have a fundamental effect on the diagnostics industry as a whole and upon our future development. For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.

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

Factors which impact our judgement to capitalise certain research and development expenditure include the degree of regulatory approval for products and the results of any market research to determine the likely future commercial success of products being developed. We review these factors each year to determine whether our previous estimates as to feasibility, viability and recovery should be changed. During 2006 and 2005 there were no changes in the assumptions regarding the degree of regulatory approval for any of the projects being undertaken. The Group did make changes to the estimates used to determine the future commercial success of the projects in the normal course of business by including updated revenue estimates. However, these changes in revenue estimates did not result in changes in the carrying value of any of the development costs capitalised during or prior to 2006. At December 31, 2006 the carrying value of capitalised development costs was US$17,290,000 (2005: US$11,853,000) (note 11). The increase in 2006 was attributable to development costs of US$5,862,000 being capitalised during 2006, foreign exchange movements of US$43,000 and partially offset by amortisation of US$468,000. Given the expected cash flows that will result from the successful conclusion of the Company’s on-going development projects when compared to their respective carrying values, any reasonably possible change in estimate would not result in a change to these carrying values. In the event that any of the projects cannot be completed this would result in a write off of the balance in question. The projects which are currently in progress have a range of carrying values up to US$3,304,000.

Impairment of intangible assets and goodwill
Definite lived intangible assets are reviewed for indicators of impairment annually while goodwill and indefinite lived assets are tested for impairment annually, individually or at the cash generating unit level. Factors considered important, as part of an impairment review, include the following:

•	Significant underperformance relative to expected historical or projected future operating results;
•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
•	Obsolescence of products;
•	Significant decline in our stock price for a sustained period; and our market capitalisation relative to net book value.

When we determine that the carrying value of intangibles, non-current assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on our estimates of projected net discounted cash flows expected to result from that asset, including eventual disposition. Our estimated impairment could prove insufficient if our analysis overestimated the cash flows or conditions change in the future. As part of the impairment review for 2006 and 2005, updated estimates of cash flows from sales were employed based on the latest sales and forecast information available. These revised estimates did not result in any impairment of intangible assets, non-current assets or related goodwill. In the event that there was a 10% variation in the assumed level of future growth in cashflows from sales, which would represent a reasonably likely range of outcomes, no impairment of assets would occur in any of the Group’s cash generating units at December 31, 2006 and December 31, 2005. Similarly if there was a 10% variation in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, no impairment of assets would occur at December 31, 2006 and December 31, 2005. See Item 18, note 11 to the consolidated financial statements.

Allowance for slow-moving and obsolete inventory
We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write-off any inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2005 or 2006 which would have an impact on the carrying values of inventory during those periods.

At December 31, 2006 our allowance for slow moving and obsolete inventory was US$7,284,000 which represents approximately 13.8% of gross inventory value. This compares with US$3,654,000, or approximately 9.1% of gross inventory value, at December 31, 2005 (see Item 18, note 14 to the consolidated financial statements). The change in the estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory was principally due a provision put in place during 2006 in relation to the discontinuation of a number of haemostasis products following the acquisition of the haemostasis product line of bioMerieux. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$1,057,000 at December 31, 2006 (2005: US$802,000) would result.

Allowance for impairment of receivables
We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected. Given the specific manner in which the allowance is calculated, there were no material changes in estimates made during 2006 or 2005 which would have an impact on the carrying values of receivables in these periods. At December 31, 2006, the allowance was US$1,074,000 which represents approximately 0.9% of Group revenues. This compares with US$587,000 at December 31, 2005 which represents approximately 0.6% of Group revenues (see Item 18, note 15 to the consolidated financial statements). In the event that this estimate was to increase or decrease by 0.4% of Group revenues, which would represent a reasonably likely range of outcomes, then a change in the allowance of US$475,000 at December 31, 2006 (2005: US$394,000) would result.

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

While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing whether deferred tax assets can be recognised, there is no assurance that these deferred tax assets may be realisable. The extent to which recognised deferred tax assets which are recognised are not realisable could have a material adverse impact on our income tax provision and net income in the period in which such determination is made. In addition, we operate within multiple taxing jurisdictions and are subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. In management's opinion, adequate provisions for income taxes have been made.

Item 18, note 12 to the consolidated financial statements outlines the basis for the deferred tax assets and liabilities and Schedule II includes a movement on the valuation allowances for income taxes during the period. There was no material changes in estimates used to calculate the income tax expense provision during 2006 or 2005.

Impact of Recently Issued Accounting Pronouncements
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board (“IASB”). However, the consolidated financial statements for the periods presented would be no different had we applied IFRS as issued by the IASB as all standards issued by the IASB with effective dates up to December 31, 2006 have been adopted by the EU. During 2006, the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) issued additional standards, interpretations and amendments to existing standards which are effective for periods starting after the date of these financial statements and which have not yet been adopted by the EU. A list of these additional standards, interpretations and amendments, and the potential impact on the financial statements of the Group, is outlined in Item 18 Financial Statements, note 1(z).

Recently Issued US GAAP Accounting Pronouncements
The Group has considered the impact of recently issued accounting pronouncements under US GAAP. The Group’s consideration is outlined in Item 18 Financial Statements, note 33.

Results of Operations
Year ended December 31, 2006 compared to the year ended December 31, 2005
The following compares our results in the year ended December 31, 2006 to those of the year ended December 31, 2005 under IFRS as adopted by the EU. Our analysis is divided as follows:

1. Overview
2. Revenues
3. Operating Expenses
4. Retained Profit

1. Overview

In 2006 consolidated revenues increased by US$20.1 million, which represents a growth rate of 20.4%. In 2006 haemostasis became the Group’s most significant product line representing 39% of product revenues. The remaining revenues came from the infectious diseases (35%), point of care (13%) and clinical chemistry (13%) product lines. Geographically, 51% of sales were generated in the Americas, 29% in Europe and 20% in the rest of the world.

The gross margin for the year ended December 31, 2006 was 43%. Following the acquisition of the haemostasis product line of bioMerieux, Trinity Biotech sought to combine the range of products acquired with the Group’s existing product range. As part of this process it was decided to discontinue various existing products and this resulted in a US$5.8 million provision against the existing inventory of the Group. Excluding the impact of the US$5.8 million inventory provision, the gross margin was 48% which is consistent with the gross margin for the year ended December 31, 2005.

Operating profit decreased by 71%, primarily due to the impact of the US$5.8 million inventory provision. Excluding the impact of this inventory write-off the operating profit increased by 17% primarily due to increased sales. However, the impact of increased sales, which grew by 20%, was offset by increased selling, general & administrative (SG&A) and research and development (R&D) costs. This caused the operating margin, excluding the impact of the inventory write off, to remain at the 2005 level of 7%.

The profit for the year decreased by 38% primarily due to the impact of the inventory provision (compared to a decrease of 71% in operating profit). The lower level of decrease in profit of the year compared to the level of decrease in operating profit is due to the impact of higher net interest financing costs in 2006 being more than offset by the impact of an overall income tax credit. Excluding the after tax impact of the inventory write-off, the increase in profit for the year ended December 31, 2006 was US$2,224,000, an increase of 42%.

2. Revenues

The Group’s revenues consist of the sale of diagnostic kits and related instrumentation and the sale of raw materials to the life sciences industry.

Revenues on the sale of the above products are generally recognised on the basis of shipment to customers. The Group ships its products on a variety of freight terms, including ex-works, CIF (carriage including freight) and FOB (free on board), depending on the specific terms agreed with customers. In cases where the Group ships on terms other than ex-works, the Group does not recognise the revenue until its obligations have been fulfilled in accordance with the shipping terms.

No right of return exists in relation to product sales except in instances where demonstrable product defects occur. The Group has defined procedures for dealing with customer complaints associated with such product defects as they arise.

The Group also derives a portion of its revenues from leasing infectious diseases and haemostasis diagnostic instruments to customers. In cases where the risks and rewards of ownership of the instrument passes to the customer, the fair value of the instrument is recognised at the time of sale matched by the related cost of sale. In the case of operating leases of instruments which typically involve commitments by the customer to pay a fee per test run on the instruments, revenue is recognised on the basis of customer usage of the instruments. In certain markets, the Group also earns revenue from servicing infectious diseases and haemostasis instrumentation located at customer premises.

Revenues by Product Line

The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2006	2005
	US$’000	US$’000	% Change
Revenues
Infectious diseases	42,051	44,078	(5%)
Haemostasis	46,476	29,766	56%
Clinical Chemistry	14,868	11,880	25%
Point of Care	15,279	12,836	19%
Total	118,674	98,560	20%

Trinity Biotech’s consolidated revenues for the year ended December 31, 2006 were US$118,674,000 compared to consolidated revenues of US$98,560,000 for the year ended December 31, 2005, which represents an overall increase of US$20,114,000.

Infectious Diseases
Sales of infectious diseases products have decreased by US$2,027,000. This decrease is principally due to a reduction in sales of US$2,338,000 to Wampole. For further information relating to this matter please refer to Item 8 “Legal Proceedings”. This decrease was partially offset by an increase of US$311,000 which is attributable to the net increase in non - Wampole sales over a wide range of infectious diseases products.

Haemostasis Revenues
The net increase in haemostasis revenues of US$16,710,000 is principally attributable to the impact of the acquisition of the haemostasis product line of bioMerieux in June 2006 (US$20.9 million), which has been offset by a decline in existing sales compared to 2005.

Clinical Chemistry Revenues
The increase in clinical chemistry revenues of US$2,988,000 is principally due to increased sales arising from the full year impact of the acquisition of Primus in July 2005. Primus specialises in the field of in vitro diagnostic testing for haemoglobin A1c and haemoglobin variants (used in the detection and monitoring of diabetes patients).

Point of Care
Sales of Point of Care products have increased by US$2,443,000 which is primarily attributable to increased sales of Trinity’s Unigold rapid HIV test in the USA and to a lesser extent increased sales of rapid HIV products in Africa.

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2006	2005
	US$‘000	US$’000	% Change
Revenues
Americas	60,748	50,627	20%
Europe	34,452	25,301	36%
Asia/Africa	23,474	22,632	4%
Total	118,674	98,560	20%

The US$10,121,000 increase in the Americas is primarily attributable to the following factors:
-	The inclusion of sales of US$9,822,000 of bioMerieux haemostasis products from the date of acquisition in June 2006;
-	The full year impact of Primus, which was acquired in July 2005, of US$3,012,000;
-	Partially offset by the US$2,338,000 reduction in sales to Wampole as discussed above.

The US$9,151,000 increase in Europe is primarily due to the impact of the acquisition of the haemostasis product line of bioMerieux acquired in June 2006.

The US$842,000 increase in Asia/Africa is primarily due to the impact of the acquisition of the haemostasis product line of bioMerieux acquired in June 2006 (US$1,714,000). This was largely offset by lower sales of US$658,000 of Fitzgerald products following the particularly strong flu season in 2005.

For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.

3. Operating Expenses

The following table sets forth the Group’s operating expenses.

	Year ended December 31,
	2006	2005
	US$’000	US$’000	% Change

Revenues	118,674	98,560	20%
Cost of sales (including share-based payments )	(62,090)	(51,378)	21%
Cost of sales - inventory provision	(5,800)	-	100%
Gross profit	50,784	47,182	8%
Other operating income	275	161	71%
Research & development	(6,696)	(6,070)	10%
SG&A expenses	(42,422)	(34,651)	23%
Operating profit	1,941	6,622	(71%)

Cost of sales
Cost of sales (excluding the impact of the once-off US$5.8 million inventory provision) increased by US$10,712,000 from US$51,378,000 for the year ended December 31, 2005 to US$62,090,000, for the year ended December 31, 2006, an increase of 21%. This increase in cost of sales is broadly in line with the increase in revenues for the Group. Cost of sales excluding the US$5.8 million inventory provision for the year represents 52% of revenues, the same level as in 2005. See Revenues section above for details on movements in revenues during 2006.

The Group made a US$5.8 million inventory provision resulting from the acquisition of the haemostasis product line of bioMerieux in 2006. This arose from the process of combining the acquired bioMerieux range of products with the Group’s existing product range. As part of this process it was decided to discontinue various existing products, hence the requirement for the inventory provision.

Gross Margin
The gross margin for 2006 was 43%. Excluding the impact of the US$5.8 million inventory write-off the gross margin would have been 48%, the same level as in 2005. The gross margin for the first 6 months of 2006 was 49%. This fell to 47% in the second 6 months of 2006. This is largely due to the acquisition of the haemostasis product line of bioMerieux Inc., as haemostasis products tend to have a lower margin on average than the other Trinity Biotech product lines.

Research and development
Research and development expenditure increased to US$6,696,000 in 2006 compared to expenditure of US$6,070,000 in 2005. This represents 6% of consolidated revenues, which is consistent with 2005. For a consideration of the Company’s various R&D projects see “Research and Products under Development” in Item 5 below.

Selling, General & Administrative expenses (SG&A)
The following table outlines the breakdown of SG&A expenses in 2006 compared to a similar breakdown for 2005.

	Year ended December 31,
	2006 US$’000	2005 US$’000	Increase/ (decrease) US$’000	% Change
SG&A (excl. share-based payments and amortisation)	38,719	31,800	6,919	22%
Share-based payments	1,016	1,048	(32)	(3%)
Amortisation	2,687	1,803	884	49%
Total	42,422	34,651	7,771	23%

Selling General & Administrative Expenditure (excluding share-based payments and amortisation)
SG&A (excluding share-based payments and amortisation) increased 22% or by US$6,919,000 from US$31,800,000 to US$38,719,000, which compares to revenue growth of 20% during the same period.

The principal reasons for the increase in SG&A expenses of US$6,919,000 in 2006, is as follows:
•
Increased SG&A costs of US$3,901,000 in the USA. This is partially due to the full year impact of Primus which was acquired in July 2005 of US$2,524,000. The remaining increase of US$1,377,000 is mainly attributable to increased personnel and related costs following the acquisition of the haemostasis product line of bioMerieux;

•
Increased SG&A costs in the Head Office/Irish operations of US$1,390,000. This is mainly due to a combination of strengthening of the Group’s marketing and central administration functions in conjunction with the increase in scale of the Group and level of activity of the Irish manufacturing operation;

•
An increase of US$1,538,000 in the Group’s European operations (excluding Ireland). Of this increase US$363,000 related to the newly established direct sales operation in France. The remaining increase of US$1,175,000 arose principally in Germany and UK mainly due to the increase in employee numbers and related costs associated with the expansion of these entities following the acquisition of the haemostasis product line of bioMerieux.

Share-based payments
The Group recorded a total charge to the income statement in 2006 of US$1,141,000 (2005: US$1,368,000) for share-based payments. Of the 2006 charge US$89,000 (2005: US$110,000) was charged against cost of sales. Of the remaining US$1,052,000, US$36,000 (2005: US$210,000) was charged against research and development expenses and US$1,016,000 (2005: US$1,048,000) was charged against selling and general administration expenses.

The expense represents the value of share options granted to directors and employees which is charged to the income statement over the vesting period of the underlying options. The Group has used a trinomial valuation model for the purposes of valuing these share options with the key inputs to the model being the expected volatility over the life of the options, the expected life of the option and the risk free rate. The expense for 2006 is broadly in line with that of 2005 and is due to the impact of the newly issued options being offset by a reduction in the expense resulting from forfeiture and expiration of previous share options granted to employees and key management personnel. For further details refer to Item 18, note 19 to the consolidated financial statements.

Amortisation
The increase in amortisation of US$884,000 from US$1,803,000 to US$2,687,000 is largely attributable to the amortisation of intangible assets acquired as part of the Group’s acquisitions in 2005 and 2006. The impact of the full year of the acquisition of Primus and RDI, both of which were acquired in 2005, was US$172,000 whilst a further US$585,000 was amortised in relation to intangible assets valued on the acquisition of the haemostasis product line of bioMerieux and the direct selling operation in France in 2006.

The remaining increase of US$127,000 is mainly attributable to amortisation of development costs which were capitalised and are now being amortised over the expected life of the products to which they related.

4. Profit for the year

The following table sets forth selected income statement data for each of the periods indicated.
	Year ended December 31,
	2006	2005
	US$‘000	US$‘000	% Change
Operating Profit	1,941	6,622	(71%)
Net financing costs	(1,489)	(669)	123%
Profit before tax	452	5,953	(92%)
Income tax credit/(expense)	2,824	(673)	(520%)
Profit of the year	3,276	5,280	(38%)

Net Financing Costs
Net financing costs increased to US$1,489,000 compared to US$669,000 in 2005. This increase is primarily due to the impact of the additional debt financing taken on by the Group during 2006 due to the acquisition of the haemostasis line of bioMerieux. The loan facility was amended in July 2006, increasing the original loan facility by US$30 million from US$13,340,000 to US$43,340,000. The increased interest expense in relation to this additional debt was offset by lower interest charges in relation the Group’s convertible notes as they were being repaid during 2006 and an increase in deposit interest earned during the year of US$775,000 due to a combination of higher cash balances and higher interest rates.

Taxation
The Group recorded a net tax credit of US$2,824,000 in the year ended December 31, 2006. This compared to a tax charge of US$673,000 for 2005. This represented an increase in current tax of US$16,000 which is more than offset by a decrease in deferred tax of US$3,513,000. The increase in current tax is primarily attributable to an increase in current year profits in the Group’s Irish operations. The net deferred tax credit is primarily attributable to an increase in deferred tax assets arising from current year losses in certain of the Group’s subsidiary undertakings. The increase in deferred tax assets was partially offset by an increase in deferred tax liabilities attributable to an upfront deduction for certain development expenditure and licence fees, primarily in Ireland, for items that have not as yet been expensed in the Group’s income statement. For further details on the Group’s tax charge please refer to Item 18, note 8, Income Tax Expense/ (Credit), and note 12, Deferred Tax Assets and Liabilities, to the consolidated financial statements.

Profit for the year
Profit for the year decreased by US$2,004,000, from US$5,280,000 to US$3,276,000. Excluding the after tax impact of the once-off inventory provision of US$5,800,000, the profit for the year was US$7,504,000, an increase of US$2,224,000 (42%) and represents 6% of consolidated revenues, which is the same level as in 2005.

Results of Operations
Year ended December 31, 2005 compared to year ended December 31, 2004
The following compares our results in the year ended December 31, 2005 to those of the year ended December 31, 2004 under IFRS as adopted by the EU.
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

Following the introduction of IFRS as adopted by the EU, the Group recorded a charge to the income statement of US$1,368,000 in 2005 for share-based payments. This compared to US$758,000 in 2004.

Retained profit for the period decreased by 8% (compared to an increase of 7% for operating profit). The decrease in retained profit compared to the increase in operating profit is due to the impact of increased financing costs primarily attributable to a higher effective rate of interest being applied to convertible debt and a higher effective rate of taxation compared to 2004.

2. Revenues

The Group’s revenues consist of the sale of diagnostic kits and related instrumentation and the sale of raw materials to the life sciences industry. Revenues on the sale of the above products are generally recognised on the basis of shipment to customers. The Group ships its products on a variety of freight terms, including ex-works, CIF (carriage including freight) and FOB (free on board), depending on the specific terms agreed with customers. In cases where the Group ships on terms other than ex-works, the Group does not recognise the revenue until its obligations have been fulfilled in accordance with the shipping terms.

No right of return exists in relation to product sales except in instances where demonstrable product defects occur. The Group has defined procedures for dealing with customer complaints associated with such product defects as they arise. Very occasionally, sales transactions are made on extended credit terms. In these instances, in accordance with IFRS as adopted by the EU and US GAAP, this revenue is recognised when the amounts fall due rather than at the date of shipment.

The Group also derives a portion of its revenues from leasing infectious diseases and haemostasis diagnostic instruments to customers. In cases where the risks and rewards of ownership of the instrument passes to the customer, the fair value of the instrument is recognised at the time of sale matched by the related cost of sale. In the case of operating leases of instruments which typically involve commitments by the customer to pay a fee per test run on the instruments, revenue is recognised on the basis of customer usage of the instruments. In certain markets, the Group also earns revenue from servicing infectious diseases and haemostasis instrumentation located at customer premises.

Revenues by Product Line

The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2005	2004
	US$’000	US$’000	% Change
Revenues
Infectious diseases	44,078	36,402	21
Haemostasis	29,766	26,836	11
Clinical Chemistry	11,880	6,963	71
Point of Care	12,836	9,807	31
Total	98,560	80,008	23

Trinity Biotech’s consolidated revenues for the year ended December 31, 2005 were US$98,560,000 compared to consolidated revenues of US$80,008,000 for the year ended December 31, 2004.

Infectious Diseases
Sales of infectious diseases products have increased by US$7,676,000. Of this US$8,983,000 is due to increased sales arising from the full year impact of the acquisition of Fitzgerald made in April 2004 together with the acquisition of RDI during 2005. This increase was partially offset by a reduction in sales of US$1,559,000 to Wampole. For further information relating to this matter please refer to Item 8 “Legal Proceedings”. The remaining increase of US$252,000 is attributable to the net increase in non-Wampole sales over a wide range of products.

Haemostasis Revenues
The increase in haemostasis revenues of US$2,930,000 is attributable to increased sales of the Company’s Biopool/Amax range of products. In particular the increase was attributable to an increase in the sales of the Company’s Amax range of haemostasis instruments (US$2,017,000). The remaining increase of US$913,000 is due to an increase in non-instrumentation products, namely reagents, consumables and service revenues.

Clinical Chemistry Revenues
The increase in clinical chemistry revenues of US$4,917,000 is primarily attributable to the acquisition of Primus in July 2005. Primus specialises in the field of in vitro diagnostic testing for haemoglobin A1c and haemoglobin variants.

Point of Care
Sales of Point of Care have increased by US$3,029,000 which is primarily attributable to increased sales of rapid HIV products to Africa and sales of Trinity’s Unigold rapid HIV test in the USA.

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2005	2004
	US$’000	US$’000	% Change
Revenues
USA	50,627	41,380	22
Europe	25,301	22,718	11
Asia/Africa	22,632	15,910	42
Total	98,560	80,008	23

The US$9,247,000 increase in the US is primarily attributable to the following factors:
-
The full year impact of Fitzgerald which was acquired in 2004, plus a further increase due to the acquisition of RDI (now part of Fitzgerald) in 2005 resulting in an overall increase in Fitzgerald sales in the USA of US$4,664,000;

-	The inclusion of sales of US$2,900,000 of Primus products in the US from the date of acquisition on July 19, 2005;
-	An increase of US$1,080,000 in sales of Adaltis products partially attributable to 2005 being the first full year since its acquisition in April 2004 ;
-	Sales of existing product ranges in the USA (excluding sales to Wampole) have increased by US$2,162,000. This is partially offset by the US$1,559,000 reduction in sales to Wampole as discussed above.

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

For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.

3. Operating Expenses

The following table sets forth the Group’s operating expenses.

	Year ended December 31,
	2005	2004
	US$’000	US$’000	% Change

Revenues	98,560	80,008	23
Cost of sales (including share-based payments)	(51,378)	(40,047)	28
Other operating income	161	302	(47)
Research & development	(6,070)	(4,744)	28
SG&A expenses	(34,651)	(29,332)	18
Operating profit	6,622	6,187	7

Cost of sales
Trinity Biotech’s consolidated cost of sales increased 28% or by US$11,331,000 from US$40,047,000 for the year ended December 31, 2004 to US$51,378,000 for the year ended December 31, 2005. The increase in cost of sales is attributable to the incremental cost of sales associated with the 2005 acquisitions of RDI and Primus US$4,873,000 with the balance of US$6,458,000 attributable to the increased cost of sales associated with higher sales levels of the Group’s existing product ranges. See Revenues section above for details on movements in revenues during 2005.

Research and development
Research and development (“R&D”) expenditure increased to US$6,070,000 in 2005. This represents 6.2% of consolidated revenues compared to expenditure of US$4,744,000 or 5.9% of consolidated revenues in 2004. For a consideration of the Group’s various R&D projects see “Research and Products under Development” in Item 5.

Selling, General & Administrative expenses
The following table outlines the breakdown of SG&A expenses in 2005 compared to a similar breakdown for 2004.

	Year ended December 31,
	2005 US$’000	2004 US$’000	Increase US$’000	% Change
SG&A (excl. share-based payments and amortisation)	31,800	27,640	4,160	15
Share-based payments	1,048	581	467	80
Amortisation	1,803	1,111	692	62
Total	34,651	29,332	5,319	18

Selling General & Administrative Expenditure (SG&A) (excluding share-based payments and amortisation)
SG&A (excluding share-based payments and amortisation) increased 15% or by US$4,160,000 from US$27,640,000 to US$31,800,000, which compares to revenue growth of 23% during the same period. The lower growth in SG&A expenditure compared with revenue growth is attributable to economies of scale, particularly in relation to the Group’s selling activities and central administration costs. The increase in SG&A costs in 2005 are primarily due to the impact of the acquisitions of Primus and RDI in 2005 and the full year impact of Fitzgerald and Adaltis both of which were acquired in 2004.

A detailed analysis of this increase in SG&A expenses of US$4,160,000 in 2005 is as follows:
•
Increased SG&A expenditure in relation to Fitzgerald (US$1,391,000). 2005 represented the first full year for Fitzgerald compared to 2004 when the results were included from April 2004 (the date of acquisition). The increase in costs was also attributable to the acquisition of RDI, whose activities were absorbed into the Fitzgerald organisation from March 2005.

•
Increased SG&A costs of US$1,164,000 in the USA. This was mainly attributable to costs in relation to Primus whose results have been incorporated from the date of acquisition on July 19, 2005. The impact of Primus has partially been offset by cost savings in the existing US distribution and manufacturing entities.

•	Increased SG&A costs in the Head Office/European operations (excluding Fitzgerald and the UK) of US$896,000. This is mainly due to a combination of
    (i) increased marketing costs in conjunction with the growth in the business;
(ii) increased costs associated with the first time implementation of International Financial Reporting Standards, as adopted by the EU;
(iii) increased stock exchange costs associated with Trinity Biotech’s listing on the Nasdaq National Market;
(iv) increased costs associated with the Group’s preparation for compliance with Section 404 of the Sarbanes-Oxley Act 2002; as partially offset by
(v) lower costs associated with implementing the CE marking process as required under the In Vitro Diagnostic Directive when compared with 2004.
•
An increase of US$263,000 in the UK. The UK direct sales operation, which was established in 2002, was expanded during 2004. 2005 represents the first full year impact of increasing the sales force in late 2004.

•	A reduction in foreign exchange gains in 2005 compared to 2004 (US$446,000).

Amortisation
The increase in amortisation of US$692,000 from US$1,111,000 to US$1,803,000 is largely attributable to the amortisation of intangible assets acquired as part of the Group’s acquisitions in 2004 and 2005. The impact of the full year of the acquisition of Fitzgerald and Adaltis, both of whom were acquired in 2004 was US$154,000 whilst a further US$255,000 was amortised in relation to intangibles assets valued on the acquisition of Primus and RDI in 2005.

The remaining increase of US$283,000 is mainly attributable to amortisation of development costs which were capitalised and are now being amortised over the expected life of the products to which they related.

Share-based payments
Following the introduction of IFRS as adopted by the EU, the Group recorded a total charge to the income statement in 2005 of US$1,368,000 (2004: US$758,000) for share-based payments. Of the 2005 charge US$110,000 (2004: US$81,000) was charged against cost of sales. Of the remaining US$1,258,000, US$210,000 (2004: US$96,000) was charged against research and development expenses and US$1,048,000 (2004: US$581,000) was charged against selling and general administration expenses.

The expense represents the value of share options granted to directors and employees which is charged to the income statement over the vesting period of the underlying options. The Group has used a trinomial valuation model for the purposes of valuing these share options with the key inputs to the model being the expected volatility over the life of the options, the expected life of the option and the risk free rate. The increase in the expense for 2005 compared to 2004 is due to the full year impact of the 3,162,824 options issued during 2004 plus the impact of a further 1,670,000 options issued during the course of 2005. For further details refer to Item 18, note 19 to the Consolidated Financial Statements.

4. Retained Profit

The following table sets forth selected income statement data for each of the periods indicated.

	Year ended December 31,
	2005	2004
	US$’000	US$’000	% Change
Operating Profit	6,622	6,187	7
Net financing costs	(669)	(522)	28
Profit before tax	5,953	5,665
Income tax (expense)/credit	(673)	49
Retained profit	5,280	5,714

Net Financing Costs
Net financing costs increased to US$669,000 compared to US$522,000 in 2004. This increase is primarily due to the impact of IAS 32 Financial Instruments: Disclosure and Presentation on the interest charge attributable to convertible debentures, which was implemented for the first time in 2005. Under IAS 32, interest on convertible debentures is charged based on an effective interest rate. This effective interest rate includes the nominal interest rate of 3%, a cost ascribed to the equity element of the instrument and the transaction costs incurred at the time the debt was raised. This compares to the charge for 2004 which was based entirely on the nominal interest rate of 3%, as the provisions of IAS 32 did not apply in 2004. The impact of the above increase was partially offset by the lower average level of convertible debt outstanding during 2005 compared with 2004 due to scheduled repayments of the debt. Please refer to “Liquidity and Capital Resources” later in this section for information on Trinity Biotech’s use of debt.

Taxation
A tax charge of US$673,000 was incurred in the year ended December 31, 2005. This compares to a tax credit of US$49,000 for 2004. This represented a decrease in current tax in absolute terms of US$439,000 which is more than offset by an increase in deferred tax of US$1,161,000. The decrease in current tax is attributable to an upfront deduction for certain development expenditure and licence fees, primarily in Ireland, for items that have not as yet been expensed in the Group’s income statement, and to current year losses in the US, Germany and Sweden. The upfront deductions had the impact of decreasing the current tax charge, primarily in Ireland, and of increasing the Group’s deferred tax liability. This increase in the net deferred tax position was partially offset by the increase in the deferred tax asset caused by the current year losses in the US and Germany. The Group was able to offset the current year loss in Sweden against its deferred corporation tax liabilities from previous years. For further details on the Group’s tax charge please refer to Note 8 “Income Tax Expense/(Credit)” and Note 12 “Deferred Tax Assets and Liabilities” of the Notes to the Consolidated Financial Statements contained in Item 18 “Financial Statements”.

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

Liquidity and Capital Resources

Financing
Trinity Biotech has a US$43,340,000 club banking facility with Allied Irish Bank plc and Bank of Scotland (Ireland) Limited. The facility consists of a five year term loan of US$41,340,000 and a one year revolver of US$2,000,000. The facility was amended in July 2006, increasing the original loan facility by US$30 million from US$13,340,000 to US$43,340,000. The term loan is repayable in ten equal biannual instalments commencing in January 2007. This facility is secured by the assets of the Group (see Item 18, note 27 (c) to the consolidated financial statements).Various covenants apply to the Group’s bank borrowings. As at December 31, 2006, the Group was in breach of a number of these covenants which had been waived by the banks. The bank also agreed to amend those covenants for subsequent periods. At December 31, 2006, the total amount outstanding under the facility amounted to US$42,917,000. The debt is stated net of unamortised funding costs of US$423,000.

In April 2006, Trinity Biotech completed the private placement of 11,593,840 of Class ‘A’ Ordinary Shares of the Group. Net proceeds from this placement after costs associated with the deal amounted to US$24,010,000.

The additional US$30 million loan facility and the proceeds of the US$24 million private placement were principally used to fund the Group’s acquisitions during 2006. In June 2006 the Group acquired the haemostasis product line of bioMerieux for a total consideration of US$44.4 million, consisting of cash consideration of US$38.2 million, deferred consideration of US$5.5 million (net of discounting) and acquisition expenses of US$755,000. The cash consideration of US$38.2 million and the acquisition expenses of US$755,000 were paid in 2006. Of the deferred consideration of US$5.5 million (US$6.0 million before the impact of discounting), US$3.0 million is payable is June 2007 and US$2.5 million in June 2008. In October 2006 the Group acquired the French distribution business of Laboratoires Nephrotek SARL for US$1,204,000, consisting of cash consideration of US$1,089,000 and acquisition expenses of US$115,000, of which US$239,000 remained payable at December 31, 2006. The remaining proceeds from the abovementioned funding will be used to fund the future growth of the Group.

At December 31, 2006, the balance outstanding on the convertible notes, resulting from the private placement of US$20,00,000 in July 2003 and a further US$5,000,000 in January 2004, was US$1,836,000 (2005: US$9,039,000), including accrued interest at year end of US$14,000 (2005: US$70,000). The Group made four principal repayments of US$1,822,000 each during 2006. Two repayments were made by way of cash and two repayments were made by the issue of shares. The final principal repayment was made on January 2, 2007 by way of shares.

Working capital
In the Group’s opinion the Group’s existing cash position and cash generated from operations will be sufficient to support its existing operations for at least the next 12 months. The amount of cash generated from operations will depend on a number of factors which include the following:
•	The ability of the Group to continue to generate revenue growth from its existing product lines;
•	The ability of the Group to generate revenues from new products following the successful completion of its development projects;
•	The extent to which capital expenditure is incurred on additional property plant and equipment;
•	The level of investment required to undertake both new and existing development projects;
•	Successful working capital management in the context of a growing Group.

The Group expects that the cashflows that the business will generate will be sufficient to repay the debt obligations which were outstanding at December 31, 2006. These obligations include the repayment of the remaining convertible notes, bank loans, deferred consideration and finance leases. The timing of these repayment obligations and the expected maturity dates are set out in more detail in Item 11. However, if the assumptions underlying such expectations change, the Group may be required to raise additional capital to meet its cash requirements.

In the event that the Group makes any further acquisitions, we believe that the Group may be required to obtain additional debt and/or equity funding. The exact timing and amount of such funding will depend on the Group’s ability to identify and secure acquisition targets which fit with the Group’s growth strategy and core competencies. It is anticipated that some or all of the costs of such acquisitions may be met from debt funding. The cost of such funding will depend on prevailing interest rates at the time and the size and nature of the funding being provided. The extent of future equity requirements will depend on the size of any acquisitions and the availability and/or the cost of debt funding.

Cash management
As at December 31, 2006, Trinity Biotech's consolidated cash and cash equivalents, excluding restricted cash, were US$2,821,000. This compares to cash and cash equivalents, excluding restricted cash of US$9,881,000 at December 31, 2005.

Cash generated from operations for the year ended December 31, 2006 amounted to US$8,317,000 (2005: US$10,602,000). These cash flows were generated by profit before interest and taxation of US$1,941,000 (2005: US$6,622,000), as adjusted for non cash items of US$13,731,000 (2005: US$6,014,000) less cash outflows due to changes in working capital of US$7,355,000 (2005: US$2,034,000).

The increase in other non cash charges from US$6,014,000 for the year ended December 31, 2005 to US$13,731,000 for the year ended December 31, 2006 is mainly attributable to an inventory provision of US$5.8 million during 2006. Following the acquisition of the haemostasis product line of bioMerieux, Trinity Biotech sought to combine the range of products acquired with the Group’s existing product range. As part of this process it was decided to discontinue various existing products and this resulted in a US$5.8 million provision against inventory. The remaining increase in non cash charges is attributable to increased depreciation and amortisation expenses of US$1,302,000 and US$884,000 respectively in 2006, marginally offset by a decrease in share based expenses of US$227,000.

The net cash outflows in 2006 due to changes in working capital of US$7,355,000 are due to the following:
•	An increase in accounts receivable by US$9,962,000 due to increased Group revenues arising from both continuing activities and acquisitions in 2006;
•	An increase in trade and other payables by US$8,041,000 due to the combination of increased activity in the Group, including the impact of the acquisitions undertaken during the year;
•
An increase in inventory by US$5,434,000 due to a combination of inventory purchased as part of the acquisition of the haemostasis product line of bioMerieux during 2006 (see Item 18, note 26 of the consolidated financial statements) and the building up safety stock levels on key finished products.

Net interest paid amounted to US$803,000 (2005: US$601,000). This consisted of interest paid of US$1,642,000 (2005: US$972,000) on the Group’s interest bearing debt including bank loans, convertible notes and finance leases and was partially offset by interest received of US$839,000 (2005: US$371,000) on the Group’s cash deposits.

Net cash outflows from investing activities for the year ended December 31, 2006 amounted to US$63,267,000 (2005: US$24,398,000) which were principally made up as follows:
•
Payments for acquisitions in 2006 (US$46,136,000) principally consisting of payments for the acquisition of the haemostasis product line of bioMerieux of US$38,397,000 (including acquisition expenses) and payments for the acquisition of the assets of Nephrotek of US$936,000 (including acquisition expenses). In addition, payments were made during 2006 relating to acquisitions in 2005 and 2004 totalling US$6,803,000. A one year promissory note of US$3,000,000, issued as part of the acquisition of Primus in 2005, was paid to the shareholders of Primus on the first anniversary of the acquisition in 2006. As part of the acquisition of Primus in 2005 and Fitzgerald in 2004, additional consideration was due to the shareholders depending on the growth of the respective businesses during 2005. As a result, US$2,705,000 was paid to the shareholders of Primus and US$1,098,000 was paid to the shareholders of Fitzgerald in 2006;

•
Payments to acquire intangible assets of US$6,085,000 (2005: US$5,509,000), which principally related to development expenditure capitalised as part of the Group’s on-going product development activities;

•	Acquisition of property, plant and equipment of US$4,751,000 (2005: US$4,039,000) incurred as part of the Group’s investment programme for its manufacturing and distribution activities;
•
Movements in financial fixed assets, which resulted in a cash outflow of US$6,500,000 in 2006 (2005: US$1,852,000), was due to an increase in the level of cash deposits (restricted cash) which the Group agreed to keep with its lending banks in accordance with the terms of its bank facility. At December 31, 2005 the Group was required to keep US$9,000,000 on deposit as restricted cash with its lending banks. This restriction was increased to US$15,500,000 at December 31, 2006, resulting in a cash outflow from investing activities of US$6,500,000 in 2006.

Net cash provided by financing activities for the year ended December 31, 2006 amounted to US$48,621,000 (2005: US$9,679,000). The Group received US$30,000,000 as part of an amendment to it current loan facilities to fund the acquisition of the haemostasis product line of bioMerieux and raised US$25,265,000 (2005: US$4,755,000) from issuing share capital. These inflows were offset by the repayment of convertible notes by cash in 2006 of US$3,644,000 (2005: US$1,822,000), repayments of debt and other liabilities of US$1,276,000 (2005: US$1,865,000), expenses paid in connection with share issues and debt financing of US$1,526,000 (2005: US$195,000) and net repayments on finance lease obligations of US$198,000 (2005: US$194,000).

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the euro. Trinity Biotech continuously monitors its exposure to foreign currency movements and based on expectations on future exchange rate exposure implements a hedging policy which may include covering a portion of this exposure through the use of forward contracts. When used these forward contracts are cashflow hedging instruments whose objective is to cover a portion of these euro forecasted transactions.

As at December 31, 2006, year end borrowings were US$45,294,000 (2005: US$27,128,000) and cash and cash equivalents were US$2,821,000 (US$18,321,000 inclusive of restricted cash) (2005: US$9,881,000 (US$18,881,000 inclusive of restricted cash)). For a more comprehensive discussion of the Group’s level of borrowings at the end of 2006, the maturity profile of the borrowings, the Group’s use of financial instruments, its currency and interest rate structure and its funding and treasury policies please refer to Item 11 “Qualitative and Quantitative Disclosures about Market Risk”.

Contractual obligations
The following table summarises our minimum contractual obligations and commercial commitments, including interest, as of December 31, 2006:

Contractual Obligations	Payments due by Period
	Total US$’000	less than 1 year US$’000	1-3 Years US$’000	3-5 Years US$’000	more than 5 years US$’000
Bank loans	46,345	10,989	17,688	17,668	-
Capital (finance) lease obligations	535	278	257	-	-
Other financial liabilities	5,688	3,120	2,568	-	-
Operating lease obligations	48,266	3,650	7,201	5,353	32,062
Convertible notes	1,836	1,836	-	-	-
Total	102,670	19,873	27,714	23,021	32,062

Trinity Biotech incurs debt and raises equity to pursue its policy of growth through acquisition. Trinity Biotech believes that, with further funds generated from operations, it will have sufficient funds to meet its capital commitments and continue existing operations for the foreseeable future. If operating margins on sales were to decline substantially, if the Group’s increased investment in its US direct sales force was not to generate comparable margins in sales or if the Group was to make a large and unanticipated cash outlay, the Group would have further funding requirements. If this were the case, there can be no assurance that financing will be available at attractive terms, or at all. The Group believes that success in raising additional capital or obtaining profitability will be dependent on the viability of its products and their success in the market place.

Impact of Inflation
Although Trinity Biotech's operations are influenced by general economic trends, Trinity Biotech does not believe that inflation had a material effect on its operations for the periods presented. Management believes, however, that continuing national wage inflation in Ireland and the impact of inflation on costs generally will result in a sizeable increase in the Irish facility’s operating costs in 2007.

Impact of Currency Fluctuation
Trinity Biotech's revenue and expenses are affected by fluctuations in currency exchange rates especially the exchange rate between the US Dollar and the euro. Trinity Biotech's revenues are primarily denominated in US Dollars and its expenses are incurred principally in US Dollars and euro. The weakening of the US Dollar in recent years could have an adverse impact on future profitability. Management are actively seeking to increase the size of the euro revenue base to mitigate this risk. The revenues and costs incurred by US subsidiaries are denominated in US Dollars.

Trinity Biotech holds most of its cash assets in US Dollars. As Trinity Biotech reports in US Dollars, fluctuations in exchange rates do not result in exchange differences on these cash assets. Fluctuations in the exchange rate between the euro and the US Dollar may impact on the Group’s euro monetary assets and liabilities and on euro expenses and consequently the Group's earnings.

Off-Balance Sheet Arrangements
After consideration of the following items the Group’s management have determined that there are no off balance sheet arrangements which need to be reflected in the financial statements.

Leases with Related Parties
The Group has entered into lease arrangements for premises in Ireland with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of the Trinity Biotech plc. Independent valuers have advised Trinity Biotech that the rent fixed with respect to these leases represents a fair market rent. Details of these leases with related parties are set out in Item 4 “Information on the Company”, Item 7 “Major Shareholders and Related Party Transactions” and Item 18, note 28 to the consolidated financial statements.

Research & Development (“R&D”) carried out by third parties
Certain of the Group’s R&D activities have been outsourced to third parties. These activities are carried out in the normal course of business with these companies.

Research and Products under Development

History
Historically, Trinity Biotech had been primarily focused on infectious disease diagnostics. The Group acquired a broad portfolio of microtitre plate (EIA) and Western Blot products and has added to these over the last number of years through additional internally developed products. In addition, the Group has invested in the development of its UniGold rapid test platform for the detection of various infectious diseases. More recently, the Group has entered into several other diagnostic areas including haemostasis and Clinical Chemistry. The Research and Development (R&D) activities of the Group have mirrored this expansion by developing new products in these areas also.

Centres of Excellence
Trinity Biotech has research and development groups focusing separately on microtitre plate based tests, rapid tests, western blot products, clinical chemistry products, haemostasis and immunofluorescent assays. These groups are located in Dublin, Germany and the US and largely mirror the production capability at each production site, hence creating a centre of excellence for each product type. In addition to in-house activities, Trinity biotech sub-contracts some research and development from time to time to independent researchers based in the US and Europe.

The following is a list of the principal projects which are currently being undertaken by the R&D groups within Trinity Biotech.

UniGold Rapid Test Development Group
Development of UniGold  LUA Rapid test
The Trinity Biotech Uni-GoldTM Legionella Urinary Antigen (LUA) Test is a rapid test for the presumptive diagnosis of Legionnaire’s Disease. The development of this test commenced in January 2005 and development work continued through 2006. The product has also undergone successful external performance evaluation and is currently undergoing stability trials to confirm the product shelf life. It is anticipated to complete this in 2007 when the product will be CE marked and launched on the market.

UniGold HIV Recombigen® Rapid Test for Over-the-Counter (OTC) Use
In December 2003, Trinity Biotech successfully obtained FDA approval for its 10 minute rapid HIV test, UniGold Recombigen®. The product was successfully launched and is now one of the leading HIV rapid tests on the US market. In 2006, Trinity Biotech decided to further develop the product and to ultimately seek FDA approval for ‘over-the-counter’ (OTC) use of the product on the US market. Initial testing was done on the format of such an OTC test. Following discussions with the FDA, Trinity Biotech prepared its strategy to have its product undergo suitable clinical trials. The clinical trials are planned to commence in 2007.

Microtitre Plate Development Group
Development of microtitre plate assay for the detection of EU Lyme IgG and IgM
Trinity Biotech is a leading supplier of diagnostic tests for the detection of Lyme disease. Development was recently completed of two new tests to specifically detect for the strains of Lyme disease prevalent in Europe. Development and transfer to production was completed by December 2006 including some clinical trial data. It is anticipated that the final clinical data will be completed in early 2007 which will allow the product to be CE marked and launched on the market in 2007.

Western Blot Development Group
A Western Blot kit is a test where antigens (usually proteins) from a specific bacteria or virus are transferred onto a nitrocellulose strip. When a patient’s plasma is added to the strip, if antibodies to that bacteria or virus are present in a patient’s sample, then they will bind to the specific antigens on the strip. If antibodies to any of the antigens are present in sufficient concentration, coloured bands corresponding to one or more of those antigens will be visible on the reacted nitrocellulose strip.

HIV Western Blot
Trinity Biotech is developing a western blot test for detecting antibodies to HIV for use as a diagnostic and confirmatory product. Similar products for other diseases have been designed and developed at the Trinity Biotech facility in Carlsbad, California where there is a long history in Western Blot products. The development work on the Recombigen® HIV-1 Western Blot test is being carried out at this site. An Investigational New Drug (IND) application was completed and submitted to the CBER division of the FDA on July 20, 2004. Approval for this application was granted by the FDA on September 24, 2004. This application outlined the manufacturing processes for the product and defined the clinical trials to be performed on the product to support a BLA application. Further refinement of the design, process and raw material evaluations continued in 2005 and in 2006.

Clinical trials and product validation are planned for completion in 2007. Once all trials are complete, a BLA application to the FDA will be made to allow sales of this product in the USA. In addition, once trials are complete, this product would be available for sale outside of the USA.

US Lyme Western Blot
For many years, Trinity Biotech’s US Domestic Lyme Western Blot has been a market leader. During 2006, a project was undertaken to further develop the product by adding additional process controls to the test, increasing the effectiveness of the product in the end-users hands. This work was successfully completed and Group expects to launch the enhanced product in early 2007.

Automated Blotting Instrument and Blot Scanner
2006 also saw the initiation of a project to introduce the use of an automated blotting instrument with Trinity Biotech’s Western Blot tests, initially focusing on the US Lyme Western Blot allowing increased throughput for end-users. This work progressed successfully, culminating on the commencement of validation of the system in late 2006. Validation is due for completion in early 2007 with launch of the system, which is called TrinBlot. Once the product is launched, the Group intends to extend the range of products which can be used on the TrinBlot. In addition to the automated blotter, work also commenced on adapting an automated scanner to aid in the interpretation of the western blots. This system is due to be validated in early 2007 with launch also planned in the first half of the year.

Clinical Chemistry
Trinity Biotech, at its Kansas City site is in the process of developing a point of care test for the measurement of haemoglobin A1c. This project is nearing completion with performance evaluations and initial submissions to the FDA having being carried out during 2006. FDA approval along with CLIA waiver is expected during 2007.

Haemostasis Development Group
Destiny Max Development Project
The Group is in the process of developing a new high throughput haemostasis instrument called the Destiny Max. The Destiny Max instrument is intended to meet the requirements of large laboratories, commercial laboratories, reference laboratories and anti-coagulation clinics, i.e. high volume laboratories.  In so doing, Trinity Biotech will be able to compete effectively in an overall system approach whereby placement of the Destiny Max instruments will drive increased sales of the associated Trinity Biotech reagents, controls and accessories.  Having successfully developed a prototype instrument during 2006, Trinity Biotech is currently finalising the final design and software aspects of the instrument. Completion of the development and validation phase of the project is scheduled for late 2007. Launch of the instrument onto the various worldwide markets is expected to take place in late 2007 and early 2008, with launch in the USA following thereafter post FDA approval.

D-Dimer Latex Agglutination Assay
The measurement of D-Dimer levels in patient’s blood is a useful tool in the diagnosis of DVT (deep vein thrombosis) and PE (pulmonary embolism). One of the main functions of the D-Dimer assay is to aid the clinician in deriving a diagnosis of exclusion of DVT (a DVT rule out test) thus reducing the requirement for further expensive imaging testing of patients that are truly DVT negative. Trinity Biotech currently has several leading D-Dimer assays, one of which is for use on its Amax/Destiny instrument range. The aim of this project is to redesign the current D-Dimer product with a view to improving its accuracy levels. The aim is also to enable this enhanced D-Dimer test to be usable on Trinity Biotech’s full instrument range including the proposed DestinyMax. This project is expected to continue during 2007, after which it will be launched on the market.

Immunofluorescent Assay Development Group
VRK DFA kit
The purpose of this project is to develop a test kit for the detection of a range of viruses responsible for respiratory system infections. These include Influenza A and B, RSV (respiratory syncytial virus), Para Influenza 1, 2, and 3 and Adenovirus. The test was prepared for initial external clinical performance evaluation which commenced in January 2006 during the 2005/2006 northern hemisphere flu season and proved very successful. Further development and refinement of the product continued throughout 2006 and further external data will be obtained during the 2006/2007 northern hemisphere flu season. It is expected to subsequently submit a 510(k) approval later in 2007.

Trend Information
For information on trends in future operating expenses and capital resources, see “Results of Operations”, “Liquidity and Capital Resources” and “Impact of Inflation” under Item 5.

Item 6
Directors and Senior Management

Directors and Executive Officers
Name	Age	Title

Ronan O'Caoimh	51	Chairman of the Board of Directors Chief Executive Officer

Brendan K. Farrell	59	Director, President

Jim Walsh, PhD	48	Director, Chief Operating Officer

Rory Nealon	39	Director, Chief Financial Officer, Company Secretary

Denis R. Burger, PhD	63	Non Executive Director

Peter Coyne	47	Non Executive Director

Board of Directors

Ronan O’Caoimh, Chairman and Chief Executive Officer, co-founded Trinity Biotech in June 1992 and acted as Chief Financial Officer until March 1994 when he became Chief Executive Officer. He has been Chairman since May 1995. Prior to joining Trinity Biotech, Mr O’Caoimh was Managing Director of Noctech Limited, an Irish diagnostics company. Mr O’Caoimh was Finance Director of Noctech Limited from 1988 until January 1991 when he became Managing Director. Mr O’Caoimh holds a Bachelor of Commerce degree from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.

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

Jim Walsh, PhD, Chief Operating Officer, joined Trinity Biotech in October 1995. Prior to joining the Trinity Biotech, Dr Walsh was Managing Director of Cambridge Diagnostics Ireland Limited (CDIL). He was employed with CDIL since 1987. Before joining CDIL he worked with Fleming GmbH as Research & Development Manager. Dr Walsh has a degree in Chemistry and a PhD in Microbiology from University College Galway.

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

Denis R. Burger, PhD, non-executive director, co-founded Trinity Biotech in June 1992 and acted as Chairman from June 1992 to May 1995. He is currently a non-executive director of the Company. Dr Burger is also a 50% partner in Sovereign Ventures, a healthcare consulting and funding firm based in Portland, Oregon. Until March 2007, Dr Burger was the Chairman and Chief Executive Officer of AVI Biopharma Inc, an Oregon based bio-technology Company. He was also a co-founder and, from 1981 to 1990, Chairman of Epitope Inc. In addition, Dr Burger has held a professorship in the Department of Microbiology and Immunology and Surgery (Surgical Oncology) at the Oregon Health Sciences University in Portland. Dr Burger received his degree in Bacteriology and Immunology from the University of California in Berkeley in 1965 and his Master of Science and PhD in 1969 in Microbiology and Immunology from the University of Arizona.

Peter Coyne, non-executive director, joined the board of Trinity Biotech in November 2001 as a non-executive director. Mr Coyne is a director of AIB Corporate Finance, a subsidiary of AIB Group plc, the Irish banking group. He has extensive experience in advising public and private groups on all aspects of corporate strategy. Prior to joining AIB, Mr Coyne trained as a chartered accountant and was a senior manager in Arthur Andersen’s Corporate Financial Services practice. Mr Coyne holds a Bachelor of Engineering degree from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.

Compensation of Directors and Officers

The basis for the executive directors’ remuneration and level of annual bonuses is determined by the remuneration committee of the board. In all cases, bonuses and the granting of share options are subject to stringent performance criteria. The remuneration committee consists of Dr Denis Burger (committee chairman and senior independent director), Mr Peter Coyne and Mr Ronan O’Caoimh. Directors’ remuneration shown below comprises salaries, pension contributions and other benefits and emoluments in respect of executive directors. Non-executive directors are remunerated by fees and the granting of share options. Non-executive directors who perform additional services on the audit committee or remuneration committee receive additional fees. The fees payable to non-executive directors are determined by the board. Each director is reimbursed for expenses incurred in attending meetings of the board of directors.

Total directors and non executive directors’ remuneration, excluding pension, for the year ended December 31, 2006 amounted to US$2,213,000. The pension charge for the year amounted to US$119,000. See Item 18, note 5 to the consolidated financial statements. The split of directors’ remuneration set out by director is detailed in the table below:

Director	Salary/ Benefits	Performance related bonus	Defined contribution pension	Total 2006	Total 2005
	US$’000	US$’000	US$’000	US$’000	US$’000
Ronan O’Caoimh	552	246	56	854	664
Brendan Farrell	419	157	26	602	459
Rory Nealon	250	109	18	377	267
Jim Walsh	257	123	19	399	433
	1,478	635	119	2,232	1,823

Non-executive director	Fees	Total 2006	Total 2005
	US$’000	US$’000	US$’000
Denis R. Burger	50	50	30
Peter Coyne	50	50	30
	100	100	60
As at December 31, 2006 there are no amounts which are set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits for the directors.

The total share-based compensation expense recognised in the consolidated income statement in 2006 in respect of options granted to both executive and non executive directors amounted to US$732,000. See Item 18, note 5 to the consolidated financial statements.

The directors were granted 860,000 share options during 2006. The following table details the options granted to the directors and fair value of the options at the date of grant:
Director	Number of share options	Fair value at date of grant
		US$’000
Ronan O’Caoimh	350,000	403
Brendan Farrell	285,000	328
Rory Nealon	150,000	173
Jim Walsh	25,000	29
Denis Burger	25,000	29
Peter Coyne	25,000	29
	860,000	991

In addition, see Item 7 - Major Shareholders and Related Party Transactions for further information on the compensation of Directors and Officers.

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

The board has established audit and remuneration committees. The functions and membership of the remuneration committee are described above. The audit committee is responsible to the board for the review of the quarterly and annual reports and ensuring that an effective system of internal controls is maintained. It also appoints the external auditors, reviews the scope and results of the external audit and monitors the relationship with the auditors. The audit committee comprises the two independent non-executive directors of the Group, Mr Peter Coyne (committee chairman) and Dr Denis Burger.

Because Trinity Biotech is a foreign private issuer, it is not required to comply with all of the corporate governance requirements set forth in Nasdaq Rule 4350 as they apply to U.S. domestic companies. The Group’s corporate governance measures differ in the following significant ways. First, the audit committee of the Group currently consists of two members - while U.S. domestic companies listed on Nasdaq are required to have three members on their audit committee. Second, the board of directors of the Group has only two independent, non-executive directors, while U.S. domestic companies are required to have a majority of independent directors on their board. In addition, the Group has not appointed an independent nominations committee or adopted a board resolution addressing the nominations process. Finally, the Group’s Chief Executive Officer serves on the Group’s remuneration committee with two non-executive independent directors, while U.S. domestic companies are required to have executive officer compensation determined by a remuneration committee comprised solely of independent directors or a majority of the independent directors.

In respect of the practices noted above, the Group is required under its home legislation in lieu of Nasdaq Rule 4350, to comply with these practices, or if the Group does not comply with these practices, explain reasons for non-compliance.

Employees

As of December 31, 2006, Trinity Biotech had 826 employees (2005: 734) consisting of 1 research director and 44 research scientists and technicians, 520 manufacturing and quality assurance employees, and 261 finance, administration and marketing staff (2005: a research director and 41 research scientists and technicians, 466 manufacturing and quality assurance employees, and 226 finance, administration and marketing staff). Trinity Biotech's future hiring levels will depend on the growth of revenues.

The geographic spread of the Group’s employees was as follows: 374 in Bray, Co. Wicklow, Ireland, 316 in its US operations, 103 in Germany, 16 in the United Kingdom, 10 in France and 7 in Sweden.

Stock Option Plan

The board of directors has adopted the Employee Share Option Plan, as most recently updated in 2006, (the "Plan"), the purpose of which is to provide Trinity Biotech's employees, consultants, officers and directors with additional incentives to improve Trinity Biotech's ability to attract, retain and motivate individuals upon whom Trinity Biotech's sustained growth and financial success depends. The Plan is administered by a compensation committee designated by the board of directors. Options under the Plan may be awarded only to employees, officers, directors and consultants of Trinity Biotech.

The exercise price of options is determined by the compensation committee. The term of an option will be determined by the compensation committee, provided that the term may not exceed seven years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with Trinity Biotech (or one year after such termination because of death or disability) except where a longer period is approved by the board of directors. Under certain circumstances involving a change in control of Trinity Biotech, the committee may accelerate the exercisability and termination of the options. As of February 28, 2007 4,812,083 of the options outstanding were held by directors and officers of Trinity Biotech.

As of February 28, 2007 the following options were outstanding:
	Number of ‘A’	Range of	Range of
	Ordinary Shares	Exercise Price	Exercise Price
	Subject to Option	per Ordinary Share	per ADS

Total options outstanding	8,041,070	US$0.98-US$4.50	US$3.92-US$18.00

In addition, Trinity Biotech granted warrants to purchase 940,405 Class 'A' Ordinary Shares at prices ranging from US$1.50 to US$2.75 per ordinary share to agents who were involved in the private placements in 1994, 1995 and 1999 and the debenture issues in 1997, 1999 and 2002. A further warrant to purchase 100,000 Class ‘A’ Ordinary Shares was granted to a consultant of the Group. In January 2004, the Group completed a private placement and as part of this the investors were granted five year warrants to purchase an aggregate of 1,058,824 Class ‘A’ Ordinary Shares of Trinity Biotech at an exercise price of US$5.25 per ordinary share and the agent received 200,000 warrants to purchase 200,000 Class ‘A’ Ordinary Shares of Trinity Biotech at an exercise price of US$5.25 per ordinary share. As of February 28, 2007 there were warrants to purchase 1,317,324 Class ‘A’ Ordinary Shares in the Group outstanding.

Item 7
Major Shareholders and
Related Party Transactions

As of February 28, 2007 Trinity Biotech has outstanding 74,586,141 ‘A’ Ordinary shares and 700,000 ‘B’ Ordinary shares. Such totals exclude 9,358,394 shares issuable upon the exercise of outstanding options and warrants.

The following table sets forth, as of February 28, 2007, the Trinity Biotech ‘A’ Ordinary Shares and ‘B’ Ordinary Shares beneficially held by (i) each person believed by Trinity Biotech to beneficially hold 5% or more of such shares, (ii) each director and officer of Trinity Biotech, and (iii) all officers and directors as a group.

Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated. The Group is not controlled by another corporation or government.

	Number of ‘A’ Ordinary Shares Beneficially Owned	Percentage Outstanding ‘A’ Ordinary Shares	Number of ‘B’ Ordinary Shares Beneficially Owned	Percentage Outstanding ‘B’ Ordinary S hares	Percentage Total Voting Power

Ronan O’Caoimh	4,545,621 (1)	6.0%	-	-	5.9%
Brendan Farrell	1,726,635 (2)	2.3%	-	-	2.2%
Rory Nealon	412,500 (3)	0.6%	-	-	0.5%
Jim Walsh	1,852,782 (4)	2.5%	-	-	2.4%
Denis R. Burger	153,250 (5)	0.2%	-	-	0.2%
Peter Coyne	126,250 (6)	0.2%	-	-	0.2%
Potenza Investments Inc, (“Potenza”) Statenhof Building, Reaal 2A 23 50AA Leiderdorp Netherlands	-	-	500,000 (7)	71.4%	1.3%

Officers and Directors as a group (6 persons)	8,817,038 (1)(2)(3)(4)(5)(6)	11.4%	-	-	11.2%

(1) Includes 854,166 shares issuable upon exercise of options.

(2) Includes 1,137,500 shares issuable upon exercise of options.

(3) Includes 212,500 shares issuable upon exercise of options.

(4) Includes 499,167 shares issuable upon exercise of options.

(5) Includes 106,250 shares issuable upon exercise of options.

(6) Includes 126,250 shares issuable upon exercise of options.

(7) These ‘B’ shares have two votes per share.

Related Party Transactions

The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland.

In July 2000, Trinity Biotech entered into an agreement with JRJ pursuant to which the Group took a lease of a 25,000 square foot premises adjacent to the existing facility for a term of 20 years at a rent of €7.62 per square foot (“the Current Extension”) for an annual rent of €190,000 (US$252,000). During 2006, the rent on this property was reviewed and increased to €11.00 per square foot, resulting in an annual rent of €275,000 (US$364,000).

On November 20, 2002, the Group entered into an agreement for a 25 year lease with JRJ for offices that have been constructed on part of these lands. The annual rent of €381,000 (US$520,000) is payable from 2004. Independent valuers have advised the Group that the rent fixed in respect of the Current Extension and the lease represents a fair market rent.

At December 31, 2006 the Trinity Biotech has agreed to enter a further 25 year lease with JRJ for an additional 43,000 square foot manufacturing facility, in Bray Ireland, at a rate of €11.25 per square foot giving a total annual rent of €484,000 (US$641,000). This lease will commence upon completion of the construction of the facility by JRJ during 2007. Independent valuers have advised the board that the rent in relation to this new premises represents a fair market rent.

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises.

Rayville Limited, an Irish registered company, which is wholly owned by the four executive directors and certain other executives of the Group, owns all of the ‘B’ non-voting Ordinary Shares in Trinity Research Limited, one of the Group’s subsidiaries. The ‘B’ shares do not entitle the holders thereof to receive any assets of the company on a winding up. All of the ‘A’ voting ordinary shares in Trinity Research Limited are held by the Group. Trinity Research Limited may, from time to time, declare dividends to Rayville Limited and Rayville Limited may declare dividends to its shareholders out of those amounts. Any such dividends paid by Trinity Research Limited are ordinarily treated as compensation expense by the Group in the consolidated financial statements prepared in accordance with IFRS as adopted by the EU, notwithstanding their legal form of dividends to minority interests, as this best represents the substance of the transactions. The amount of dividends included in compensation expense was US$969,000, US$1,410,000 and US$1,911,000 for 2004, 2005 and 2006 respectively, of which US$914,000, US$1,333,000 and US$1,779,000 respectively related to the four executive directors of the Group. There were no dividends payable to Rayville Limited as of December 31, 2004, 2005 or 2006.

In addition, in December 2006, the remuneration committee of the Board approved the payment of a dividend of US$5,331,000 by Trinity Research Limited to Rayville Limited on the ‘B’ shares held by it. This will be used to fund executive compensation over the next number of years under the arrangement described above and will be reflected in compensation expense over the corresponding period. As this payment is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the remuneration committee of the Board and is unsecured and interest free, the Group has netted this dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2006 consolidated financial statements.

Item 8
Financial Information
Legal Proceedings

Dispute Regarding the Distribution Agreement with Inverness Medical Innovations Inc
In December 2003, Trinity Biotech initiated legal proceedings in the Superior Court of Middlesex County, Massachusetts against Inverness Medical and its affiliate Wampole for declaratory judgement, breach of contract and unfair and deceptive business practices in connection with the Defendants’ performance under a distribution agreement initially entered into in 1995 by Clark Laboratories Inc (now part of the Trinity Biotech Group) and subsequently amended in 2002. This legal dispute was settled during 2006. On August 3, 2006 the parties entered into a settlement agreement, a patent licence and a supply agreement. Under the terms of these agreements the parties settled their claims; Inverness granted Trinity Biotech a royalty bearing licence to its lateral flow patents for all diagnostic uses with the exception of women’s health and cardiology, including an Over the Counter (“OTC”) license for Trinity Biotech’s Unigold HIV products. In addition, Inverness agreed to manufacture Trinity Biotech’s Unigold HIV tests primarily for sale in the African market in its new facility in Hangzhou, China, and reimbursed Trinity Biotech US$1,000,000 towards its costs of US$967,000, incurred as part of the litigation.

Item 9
The Offer and Listing

Trinity Biotech's American Depository Shares (“ADSs”) are listed on the NASDAQ National Cap Market under the symbol "TRIB". In 2005, the Trinity Biotech adjusted the ratio of American Depository Receipts (“ADSs”) to Ordinary Shares and changed its Nasdaq Listing from the Nasdaq Small Capital listing to a Nasdaq National Market Listing. The ratio of ADSs to underlying Ordinary Shares has changed from 1 ADS : 1 Ordinary Share to 1 ADS : 4 Ordinary Shares and all historical data has been restated as a result.

The Group’s ‘A’ Ordinary Shares are also listed and trade on the Irish Stock Exchange. The Group’s depository bank for the ADSs is The Bank of New York. On February 28, 2007, the reported closing sale price of the ADSs was US$10.13 per ADS. The following tables set forth the range of quoted high and low sale prices of Trinity Biotech's ADSs for (a) the years ended December 31, 2002, 2003, 2004, 2005 and 2006; (b) the quarters ended March 31, June 30, September 30 and December 31, 2005; March 31, June 30, September 30 and December 31, 2006; and (c) the months of March, April, May, June, July, August, September, October, November and December 2006 and January and February 2007 as reported on NASDAQ. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	ADSs
	High	Low
Year Ended December 31

2002	$7.44	$3.56
2003	$26.88	$5.00
2004	$23.96	$9.40
2005	$11.72	$6.28
2006	$9.54	$7.09

2005
Quarter ended March 31	$11.72	$10.00
Quarter ended June 30	$9.88	$6.28
Quarter ended September 30	$8.76	$6.34
Quarter ended December 31	$8.27	$6.67

2006
Quarter ended March 31	$9.31	$8.20
Quarter ended June 30	$9.51	$7.45
Quarter ended September 30	$9.30	$7.09
Quarter ended December 31	$9.54	$8.34

Month Ended
March 31, 2006	$9.31	$8.80
April 30, 2006	$9.51	$8.45
May 31, 2006	$8.81	$8.15
June 30, 2006	$8.70	$7.45
July 31, 2006	$7.76	$7.09
August 31, 2006	$8.47	$7.91
September 30, 2006	$9.30	$8.07
October 31, 2006	$9.54	$8.34
November 30, 2006	$9.31	$8.95
December 31, 2006	$9.15	$8.36
January 31, 2007	$9.28	$8.68
February 28, 2007	$10.45	$8.98

The number of record holders of Trinity Biotech's ADSs as at February 28, 2007 amounts to 375, inclusive of those brokerage firms and/or clearing houses holding Trinity Biotech's securities for their clientele (with each such brokerage house and/or clearing house being considered as one holder).

Item 10
Memorandum and
Articles of Association
Objects
The Company’s objects, detailed in Clause 3 of its Memorandum of Association, are varied and wide ranging and include principally researching, manufacturing, buying, selling and distributing all kinds of patents, pharmaceutical, medicinal and diagnostic preparations, equipment, drugs and accessories. They also include the power to acquire shares or other interests or securities in other companies or businesses and to exercise all rights in relation thereto. The Company’s registered number in Ireland is 183476.

Powers and Duties of Directors
A director may enter into a contract and be interested in any contract or proposed contract with the Company either as vendor, purchaser or otherwise and shall not be liable to account for any profit made by him resulting therefrom provided that he has first disclosed the nature of his interest in such a contract at a meeting of the board as required by Section 194 of the Irish Companies Act 1963. Generally, a director must not vote in respect of any contract or arrangement or any proposal in which he has a material interest (otherwise than by virtue of his holding of shares or debentures or other securities in or through the Group). In addition, a director shall not be counted in the quorum at a meeting in relation to any resolution from which he is barred from voting.

A director is entitled to vote and be counted in the quorum in respect of certain arrangements in which he is interested (in the absence of some other material interest). These include the giving of a security or indemnity to him in respect of money lent or obligations incurred by him for the Group, the giving of any security or indemnity to a third party in respect of a debt or obligation of the Group for which he has assumed responsibility, any proposal concerning an offer of shares or other securities in which he may be interested as a participant in the underwriting or sub-underwriting and any proposal concerning any other company in which he is interested provided he is not the holder of or beneficially interested in 1% or more of the issued shares of any class of share capital of such company or of voting rights.

The Board may exercise all the powers of the Group to borrow money but it is obliged to restrict these borrowings to ensure that the aggregate amount outstanding of all monies borrowed by the Group does not, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to twice the adjusted capital and reserves (both terms as defined in the Articles of Association). However, no lender or other person dealing with the Group shall be obliged to see or to inquire whether the limit imposed is observed and no debt incurred in excess of such limit will be invalid or ineffectual unless the lender has express notice at the time when the debt is incurred that the limit was or was to be exceeded.

Directors are not required to retire upon reaching any specific age and are not required to hold any shares in the capital of the Group. The Articles provide for retirement of the directors by rotation.

All of the above mentioned powers of directors may be varied by way of a special resolution of the shareholders.

Rights, Preferences and Restrictions Attaching to Shares
The ‘A’ Ordinary Shares and the ‘B’ Ordinary Shares rank pari passu in all respects save that the ‘B’ Ordinary Shares have two votes per share and the right to receive dividends and participate in the distribution of the assets of the Company upon liquidation or winding up at a rate of twice that of the ‘A’ Ordinary Shares.

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

The Company may, subject to the provisions of the Companies Acts, 1963 to 2006 of Ireland, issue any share on the terms that it is, or at the option of the Company is to be liable, to be redeemed on such terms and in such manner as the Company may determine by special resolution. Before recommending a dividend, the directors may reserve out of the profits of the Company such sums as they think proper which shall be applicable for any purpose to which the profits of the Company may properly be applied and, pending such application, may be either employed in the business of the Company or be invested in such investments (other than shares of the Company or of its holding company (if any)) as the directors may from time to time think fit.

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

Calling of AGM’s and EGM’s of Shareholders
The Company must hold a general meeting as its annual general meeting each year. Not more than 15 months can elapse between annual general meetings. The annual general meetings are held at such time and place as the directors determine and all other general meetings are called extraordinary general meetings. Every general meeting shall be held in Ireland unless all of the members entitled to attend and vote at it consent in writing to it being held elsewhere or a resolution providing that it be held elsewhere was passed at the preceding annual general meeting. The directors may at any time call an extraordinary general meeting and such meetings may also be convened on such requisition, or in default may be convened by such requisitions, as is provided by the Companies Acts, 1963 to 2006 of Ireland.

In the case of an annual general meeting or a meeting at which a special resolution is proposed, 21 clear days notice of the meeting is required and in any other case it is seven clear days notice. Notice must be given in writing to all members and to the auditors and must state the details specified in the Articles of Association. A general meeting (other than one at which a special resolution is to be proposed) may be called on shorter notice subject to the agreement of the auditors and all members entitled to attend and vote at it. In certain circumstances provided in the Companies Acts, 1963 to 2006 of Ireland, extended notice is required. These include removal of a director. No business may be transacted at a general meeting unless a quorum is present. Five members present in person or by proxy (not being less than five individuals) representing not less than 40% of the ordinary shares shall be a quorum. The Company is not obliged to serve notices upon members who have addresses outside Ireland and the US but otherwise there are no limitations in the Articles of Association or under Irish law restricting the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares in the Company.

However, the Financial Transfers Act, 1992 and regulations made thereunder prevent transfers of capital or payments between Ireland and certain countries. These restrictions on financial transfers are more comprehensively described in “Exchange Controls” below. In addition, Irish competition law may restrict the acquisition by a party of shares in the Company but this does not apply on the basis of nationality or residence.

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

It is Trinity Biotech, as principal, which will be liable under them, as long as the directors have acted within Trinity Biotech’s objects and within their own authority. A director who commits a breach of his fiduciary duties shall be liable to Trinity Biotech for any profit made by him or for any damage suffered by Trinity Biotech as a result of the breach. In addition to the above, a breach by a director of his duties may lead to a sanction from a Court including damages of compensation, summary dismissal of the director, a requirement to account to Trinity Biotech for profit made and restriction of the director from acting as a director in the future.

Material Contracts

See Item 4 “History and Development of the Company” regarding acquisitions made by the Group.

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

The Financial Transfers Act, 1992 was enacted in December 1992. This Act gives power to the Minister of Finance of the Republic of Ireland to make provision for the restriction of financial transfers between the Republic of Ireland and other countries. Financial transfers are broadly defined and include all transfers, which would be movements of funds within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADSs representing shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares, interest payments, debentures or other securities in an Irish incorporated company and payments on a liquidation of an Irish incorporated company would fall within this definition. Currently, orders under this Act prohibit any financial transfer to or by the order of or on behalf of residents of the Federal Republic of Yugoslavia, Federal Republic of Serbia, Angola and Iraq, any financial transfer in respect of funds and financial resources belonging to the Taliban of Afghanistan (or related terrorist organisations), financial transfers to the senior members of the Zimbabwean government and financial transfers to any persons, groups or entities listed in EU Council Decision 2002/400/EC of June 17, 2002 unless permission for the transfer has been given by the Central Bank of Ireland. Trinity Biotech does not anticipate that Irish exchange controls or orders under the Financial Transfers Act, 1992 will have a material effect on its business.

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

This summary does not discuss all aspects of Irish and US federal income taxation that may be relevant to a particular holder of Trinity Biotech ADSs in light of the holder's own circumstances or to certain types of investors subject to special treatment under applicable tax laws (for example, financial institutions, life insurance companies, tax-exempt organisations, and non-US taxpayers) and it does not discuss any tax consequences arising under the laws of taxing jurisdictions other than the Republic of Ireland and the US federal government. The tax treatment of holders of Trinity Biotech ADSs may vary depending upon each holder’s own particular situation.

Prospective purchasers of Trinity Biotech ADSs are advised to consult their own tax advisors as to the US, Irish or other tax consequences of the purchase, ownership and disposition of such ADSs.

US Federal Income Tax Consequences to US Holders

The following is a summary of the material US federal income tax consequences that generally would apply with respect to the ownership and disposition of Trinity Biotech ADSs, in the case of a purchaser of such ADSs who is a US Holder (as defined below) and who holds the ADSs as capital assets. This summary is based on the US Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. For the purposes of this summary, a US Holder is: an individual who is a citizen or a resident of the United States; a corporation created or organised in or under the laws of the United States or any political subdivision thereof; an estate whose income is subject to US federal income tax regardless of its source; or a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more US persons or (b) has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

This summary does not address all tax considerations that may be relevant with respect to an investment in ADSs. This summary does not discuss all the tax consequences that may be relevant to a US holder in light of such holder’s particular circumstances or to US holders subject to special rules, including persons that are non-US holders, broker dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax exempt organisations, regulated investment companies, non-resident aliens of the US or taxpayers whose functional currency is not the dollar, persons who hold ADSs through partnerships or other pass-through entities, persons who acquired their ADSs through the exercise or cancellation of employee stock options or otherwise as compensation for services, investors that actually or constructively own 10% or more of Trinity Biotech’s voting shares, and investors holding ADSs as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

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

For US federal income tax purposes, US Holders of Trinity Biotech ADSs will be treated as owning the underlying Class ‘A’ Ordinary Shares, represented by the ADSs held by them. The gross amount of any distribution made by Trinity Biotech to US Holders with respect to the underlying shares represented by the ADSs held by them, including the amount of any Irish taxes withheld from such distribution, will be treated for US federal income tax purposes as a dividend to the extent of Trinity Biotech's current and accumulated earnings and profits, as determined for US federal income tax purposes. The amount of any such distribution that exceeds Trinity Biotech’s current and accumulated earnings and profits will be applied against and reduce a US Holder’s tax basis in the holder’s ADSs, and any amount of the distribution remaining after the holder’s tax basis has been reduced to zero will constitute capital gain. The capital gain will be treated as a long-term, or short-term, capital gain depending on whether or not the holder’s ADSs have been held for more than one year as of the date of the distribution.

Dividends paid by Trinity Biotech generally will not qualify for the dividends received deduction otherwise available to US corporate shareholders.

Subject to complex limitations, any Irish withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a US Holder's US federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the US federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income or, in the case of certain US Holders, general category income for US foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion below.

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

Subject to certain limitations, “qualified dividend income” received by a noncorporate US Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15%. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15% rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Ireland (the "Treaty") or (ii) the ADSs are readily tradable on an established securities market in the US and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ADSs currently are readily tradable on an established securities market in the US. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ADSs, the US Holder must have held such ADSs for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. US Holders of Trinity Biotech ADSs should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Upon a sale or exchange of ADSs, a US Holder will recognise a gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realised on the sale or exchange and the holder’s adjusted tax basis in the ADSs sold or exchanged. Such gain or loss generally will be capital gain or loss and will be long-term or short-term capital gain or loss depending on whether the US Holder has held the ADSs sold or exchanged for more than one year at the time of the sale or exchange.

For US federal income tax purposes, a foreign corporation is treated as a “passive foreign investment company” (or PFIC) in any taxable year in which, after taking into account the income and assets of the corporation and certain of its subsidiaries pursuant to the applicable "look through" rules, either (1) at least 75% of the corporation’s gross income is passive income or (2) at least 50% of the average value of the corporation’s assets is attributable to assets that produce passive income or are held for the production of passive income. Based on the nature of its present business operations, assets and income, Trinity Biotech believes that it is not currently subject to treatment as a PFIC. However, no assurance can be given that changes will not occur in Trinity Biotech’s business operations, assets and income that might cause it to be treated as a PFIC at some future time.

If Trinity Biotech were to become a PFIC, a US Holder of Trinity Biotech ADSs would be required to allocate to each day in the holding period for such holder’s ADSs a pro rata portion of any distribution received (or deemed to be received) by the holder from Trinity Biotech, to the extent the distribution so received constitutes an “excess distribution,” as defined under US federal income tax law. Generally, a distribution received during a taxable year by a US Holder with respect to the underlying shares represented by any of the holder’s ADSs would be treated as an “excess distribution” to the extent that the distribution so received, plus all other distributions received (or deemed to be received) by the holder during the taxable year with respect to such underlying shares, is greater than 125% of the average annual distributions received by the holder with respect to such underlying shares during the three preceding years (or during such shorter period as the US Holder may have held the ADSs). Any portion of an excess distribution that is treated as allocable to one or more taxable years prior to the year of distribution during which Trinity Biotech was classified as a PFIC would be subject to US federal income tax in the year in which the excess distribution is made, but it would be subject to tax at the highest tax rate applicable to the holder in the prior tax year or years. The holder also would be subject to an interest charge, in the year in which the excess distribution is made, on the amount of taxes deemed to have been deferred with respect to the excess distribution. In addition, any gain recognised on a sale or other disposition of a US Holder’s ADSs, including any gain recognised on a liquidation of Trinity Biotech, would be treated in the same manner as an excess distribution. Any such gain would be treated as ordinary income rather than as capital gain. Finally, the 15% reduced US federal income tax rate otherwise applicable to dividend income as discussed above, will not apply to any distribution made by Trinity Biotech in any taxable year in which it is a PFIC (or made in the taxable year following any such year), whether or not the distribution is an “excess distribution”.

If Trinity Biotech became a PFIC, a US Holder may make a "qualifying electing fund" election in the year Trinity Biotech first becomes a PFIC or in the year the holder acquires the shares, whichever is later. This election provides for a current inclusion of Trinity Biotech's ordinary income and capital gain income in the US Holder’s US taxable income. In return, any gain on sale or other disposition of a US Holder’s ADSs in Trinity Biotech, if it were classified as a PFIC, will be treated as capital, and the interest penalty will not be imposed. This election is not made by Trinity Biotech, but by each US Holder.

Alternatively, if the ADSs are considered “marketable stock” a US Holder may elect to “mark-to-market” its ADSs, and such US Holder would not be subject to the rules described above. Instead, such US Holder would generally include in income any excess of the fair market value of the ADSs at the close of each tax year over its adjusted basis in the ADSs. If the fair market value of the ADSs had depreciated below the US Holders adjusted basis at the close of the tax year, the US Holder may generally deduct the excess of the adjusted basis of the ADSs over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that the US Holder included in income with respect to such ADSs in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ADSs with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a US Holder included in income with respect to such ordinary shares in prior years). However, gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which Trinity Biotech is no longer a PFIC, will be capital gain or loss. The ADSs should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities.

If Trinity Biotech were to become a CFC, each US Holder treated as a US Ten-percent Shareholder would be required to include in income each year such US Ten-percent Shareholder’s pro rata share of Trinity Biotech’s undistributed “Subpart F income.” For this purpose, Subpart F income generally would include interest, original issue discount, dividends, net gains from the disposition of stocks or securities, net gains on forward and option contracts, receipts with respect to securities loans and net payments received with respect to equity swaps and similar derivatives.

Any undistributed Subpart F income included in a US Holder’s income for any year would be added to the tax basis of the US Holder’s ADSs. Amounts distributed by Trinity Biotech to the US Holder in any subsequent year would not be subject to further US federal income tax in the year of distribution, to the extent attributable to amounts so included in the US Holder’s income in prior years under the CFC rules but would be treated, instead, as a reduction in the tax basis of the US Holder’s ADSs, the PFIC rules discussed above would not apply to any undistributed Subpart F income required to be included in a US Holder’s income under the CFC rules, or to the amount of any distributions received from Trinity Biotech that were attributable to amounts so included.

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

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a US Holder’s US tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

Any US Holder who holds 10% or more in vote or value of Trinity Biotech will be subject to certain additional United States information reporting requirements.

US Holders may be subject to state or local income and other taxes with respect to their ownership and disposition of ADSs. US Holders of ADSs should consult their own tax advisers as to the applicability and effect of any such taxes.

Republic of Ireland Taxation

For the purposes of this summary, an “Irish Holder” means a holder of ordinary shares or ADSs evidenced by ADSs that (i) beneficially owns the ordinary shares or ADSs registered in their name; (ii) in the case of individual holders, are resident, ordinarily resident and domiciled in Ireland under Irish taxation laws; (iii) in the case of holders that are companies, are resident in Ireland under Irish taxation laws; and (iv) are not also resident in any other country under any double taxation agreement entered into by Ireland.

For Irish taxation purposes, Irish Holders of ADSs will be treated as the owners of the underlying ordinary shares represented by such ADSs.

Solely for the purposes of this summary of Irish Tax Considerations, a “US Holder” means a holder of ordinary shares or ADSs evidenced by ADSs that (i) beneficially owns the ordinary shares or ADSs registered in their name; (ii) is resident in the United States for the purposes of the Republic of Ireland/United States Double Taxation Convention (the Treaty); (iii) in the case of an individual holder, is not also resident or ordinarily resident in Ireland for Irish tax purposes; (iv) in the case of a corporate holder, is not a resident in Ireland for Irish tax purposes and is not ultimately controlled by persons resident in Ireland; and (v) is not engaged in any trade or business and does not perform independent personal services through a permanent establishment or fixed base in Ireland.

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

Corporate Irish Holders will generally be entitled to claim an exemption from DWT by delivering a declaration, which confirms that the company is resident in Ireland for tax purposes, to Trinity Biotech in the form prescribed by the Irish Revenue Commissioners. Such corporate Irish Holders will generally not otherwise be subject to Irish tax in respect of dividends received.

Individual Irish Holders will be subject to income tax on the gross amount of any dividend (that is the amount of the dividend received plus any DWT withheld), at their marginal rate of tax (currently either 20% or 41% depending on the individual’s circumstances). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of DWT withheld. Individual Irish Holders may, depending on their circumstances, also be subject to the Irish health levy of up to 2.5% and pay related social insurance contribution of up to 3% in respect of their dividend income.

Shareholders who are individuals resident in the US (and certain other countries) and who are not resident or ordinarily resident in Ireland may receive dividends free of DWT where the shareholder has provided Trinity Biotech with the relevant declaration and residency certificate required by legislation.

Corporate shareholders that are not resident in Ireland and who are ultimately controlled by persons resident in the US (or certain other countries) or corporate holders of ordinary shares resident in a relevant territory (being a country with which Ireland has a double tax treaty, which includes the United States) or resident in a member state of the European Union other than Ireland which are not controlled by Irish residents or whose principal class of shares or its 75% parent’s principal class of shares are substantially or regularly traded on a recognised stock exchange in a country with which Ireland has a tax treaty, may receive dividends free of DWT where they provide Trinity Biotech with the relevant declaration, auditors’ certificate and Irish Revenue Commissioners’ certificate or a certificate from the tax authority in the relevant territory as required by Irish law.

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

Special DWT arrangements are available in the case of shares held by US resident holders in Irish companies through American depository banks using ADSs who enter into intermediary agreements with the Irish Revenue Commissioners and hence such banks are viewed as qualifying intermediaries under Irish Tax legislation.
Under such agreements, American depository banks who receive dividends from Irish companies and pay the dividends on to the US resident ADS holders are allowed to receive and pass on a dividend from the Irish company on a gross basis (without any withholding) if:

•	the depository bank’s ADS register shows that the direct beneficial owner of the dividends has a US address on the register, or
•
there is an intermediary between the depository bank and the beneficial shareholder and the depository bank receives confirmation from the intermediary that the beneficial shareholder’s address in the intermediary’s records is in the US.

Where the above procedures have not been complied with and DWT is withheld from dividend payments to US Holders of ordinary shares or ADSs evidenced by ADSs, such US Holders can apply to the Irish Revenue Commissioners claiming a full refund of DWT paid by filing a declaration, a certificate of residency and, in the case of US Holders that are corporations, an auditor’s certificate, each in the form prescribed by the Irish Revenue Commissioners.

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

Under the Irish Taxes Consolidation Act 1997, non-Irish shareholders may, unless exempted, be liable to DWT tax on dividends received from Trinity Biotech. Such a shareholder will not suffer DWT on dividends if the shareholder is:
•	an individual resident in the US (or certain other countries with which Ireland has a double taxation treaty) and who is neither resident nor ordinarily resident in Ireland; or
•	a corporation that is not resident in Ireland and which is ultimately controlled by persons resident in the US (or certain other countries with which Ireland has a double taxation treaty); or
•
a corporation that is not resident in Ireland and whose principal class of shares (or its 75% parent’s principal class of shares) are substantially or regularly traded on a recognised stock exchange; or

•	is otherwise entitled to an exemption from DWT.

Disposals of Ordinary Shares or ADSs
Irish Holders that acquire ordinary shares or ADSs will generally be considered, for Irish tax purposes, to have acquired their ordinary shares or ADSs at a base cost equal to the amount paid for the ordinary shares or ADSs. On subsequent dispositions, ordinary shares or ADSs acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a “first in first out” basis before ordinary shares or ADSs acquired at a later time. Irish Holders that dispose of their ordinary shares or ADSs will be subject to Irish capital gains tax (CGT) to the extent that the proceeds realised from such disposition exceed the indexed base cost of the ordinary shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 20%. Indexation of the base cost of the ordinary shares or ADSs will only be available up to December 31, 2002, and only in respect of ordinary shares or ADSs held for more than 12 months prior to their disposal.

Irish Holders that have unutilised capital losses from other sources in the current, or any previous tax year, can generally apply such losses to reduce gains realised on the disposal of the ordinary shares or ADSs.

An annual exemption allows individuals to realise chargeable gains of up to €1,270 in each tax year without giving rise to CGT. This exemption is specific to the individual and cannot be transferred between spouses. Irish Holders are required, under Ireland’s self-assessment system, to file a tax return reporting any chargeable gains arising to them in a particular tax year.

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

A gift or inheritance of ordinary shares will be or in the case of ADSs may be within the charge to capital acquisitions tax, regardless of where the disponer or the donee/successor in relation to the gift/inheritance is domiciled, resident or ordinarily resident. The capital acquisitions tax is charged at a rate of 20% on the taxable value of the gift or inheritance above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits, received within the group threshold since December 5, 1991, which are within the charge to the capital acquisitions tax and the relationship between the former holder and the successor. Gifts and inheritances between spouses are not subject to the capital acquisitions tax. Gifts of up to €3,000 can be received each year from any given individual without triggering a charge to capital acquisitions tax. Where a charge to Irish CGT and capital acquisitions tax arises on the same event, capital acquisitions tax payable on the event can be reduced by the amount of the CGT payable. There should be no clawback of the same event credit of CGT offset against capital acquisitions tax provided the donee/successor does not dispose of the ordinary shares or ADRs within two years from the date of gift/inheritance.

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

Irish stamp duty, which is a tax imposed on certain documents, is payable on all transfers of ordinary shares of an Irish registered company (other than transfers made between spouses, transfers made between 90% associated companies, or certain other exempt transfers) regardless of where the document of transfer is executed. Irish stamp duty is also payable on electronic transfers of ordinary shares. A transfer of ordinary shares made as part of a sale or gift will generally be stampable at the ad valorem rate of 1% of the value of the consideration received for the transfer, or, if higher, the market value of the shares transferred. A minimum stamp duty of €1.00 will apply to a transfer of ordinary shares. Where the consideration for a sale is expressed in a currency other than euro, the duty will be charged on the euro equivalent calculated at the rate of exchange prevailing at the date of the transfer.

Transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to a nominee), will generally be exempt from stamp duty if the transfer form contains an appropriate certification, otherwise a nominal stamp duty rate of €12.50 will apply.

Transfers of ADSs are exempt from Irish stamp duty as long as the ADSs are quoted on any recognised stock exchange in the US or Canada.

Transfers of ordinary shares from the Depositary or the Depositary’s custodian upon surrender of ADSs for the purposes of withdrawing the underlying ordinary shares from the ADS system, and transfers of ordinary shares to the Depositary or the Depositary’s custodian for the purposes of transferring ordinary shares onto the ADS system, will be stampable at the ad valorem rate of 1% of the value of the shares transferred if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of ordinary shares. Such transfers will be exempt from Irish stamp duty if the transfer does not relate to or involve any change in the beneficial ownership in the underlying ordinary shares and the transfer form contains the appropriate certification. In the absence of an appropriate certification, stamp duty will be applied at the nominal rate of €12.50.

The person accountable for the payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for consideration less than the market value, both parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in liability for interest, penalties and fines.

Dividend Policy

Since its inception Trinity Biotech has not declared or paid dividends on its ‘A’ Ordinary Shares. Trinity Biotech anticipates, for the foreseeable future, that it will retain any future earnings in order to fund the business operations of the Group. Trinity Biotech does not, therefore, anticipate paying any cash or share dividends on its ‘A’ Ordinary Shares in the foreseeable future.

Any cash dividends or other distributions, if made, are expected to be made in US Dollars, as provided for by the Articles of Association.
Documents on Display

This annual report and the exhibits thereto and any other document that we have to file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov). You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission’s website at http://www.sec.gov, and may obtain copies of our filings from the public reference room by calling (202) 551-8090. The Exchange Act file number for our Securities and Exchange Commission filings is 000-22320.

Item 11
Qualitative and Quantitative Disclosures about Market Risk

Qualitative information about Market Risk
Trinity Biotech’s treasury policy is to manage financial risks arising in relation to or as a result of underlying business needs. The activities of the treasury function, which does not operate as a profit centre, are carried out in accordance with board approved policies and are subject to regular internal review. These activities include the Group making use of spot and forward foreign exchange markets.

Trinity Biotech uses a range of financial instruments (including cash, bank borrowings, convertible notes, promissory notes and finance leases) to fund its operations. These instruments are used to manage the liquidity of the Group in a cost effective, low-risk manner. Working capital management is a key additional element in the effective management of overall liquidity. Trinity Biotech does not trade in financial instruments or derivatives.

The main risks arising from the utilisation of these financial instruments are interest rate risk, liquidity risk and foreign exchange risk.

Trinity Biotech’s reported net income, net assets and gearing (net debt expressed as a percentage of shareholders’ equity) are all affected by movements in foreign exchange rates.

Trinity Biotech borrows in appropriate currencies at fixed and floating rates of interest. Year-end borrowings, net of cash and cash equivalents and restricted cash totalled US$26,973,000 (2005: US$8,247,000) at interest rates ranging from 3% to 6.87% and including US$2,377,000 of fixed rate debt at interest rates ranging from 3% to 5% (2005: US$9,714,000 at interest rates ranging from 3% to 5%). In broad terms, a one-percentage point increase in interest rates would increase interest income by US$183,000 (2005: US$189,000) and increase the interest expense by US$433,000 (2005: US$174,000).

Long-term borrowing requirements are met by funding in the US and Ireland. Short-term borrowing requirements are primarily drawn under committed bank facilities. At the year-end, 27% of gross debt fell due for repayment within one year.

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the euro. Arising from this, where considered necessary, the Group on occasions pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are cashflow hedging instruments whose objective is to cover a portion of these euro forecasted transactions. There were no forward contracts in place at December 31, 2006. With an increasing level of euro denominated sales, the Group anticipates that, over the next three years, a higher proportion of its non-US Dollar expenses will be matched by non-US Dollar revenues. The Group had foreign currency denominated cash balances equivalent to US$952,000 at December 31, 2006 (2005: US$1,486,000).

Quantitative information about Market Risk

Interest rate sensitivity
Trinity Biotech monitors its exposure to changes in interest and exchange rates by estimating the impact of possible changes on reported profit before tax and net worth. The Group accepts interest rate and currency risk as part of the overall risks of operating in different economies and seeks to manage these risks by following the policies set above.

Trinity Biotech estimates that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Group is exposed, without making any allowance for the potential impact of such a rise on exchange rates, would be a decrease in profit before tax for 2006 by approximately 3%.

The table below provides information about the Group’s long term debt obligations that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set at the balance sheet date. The information is presented in US Dollars, which is Trinity Biotech’s reporting currency.

Group Maturity Before December 31	2007	2008	2009	2010	2011	After 2012	Total	Fair value
Long-term debt
Variable rate - US$000	10,109	8,146	8,183	8,221	8,258	-	42,917	42,917
Average interest rate	6.75%	6.75%	6.75%	6.75%	6.75%	-	6.75%

Fixed rate - US$000	2,109	243	25	-	-	-	2,377	2,373
Average interest rate	3.30%	5.34%	6.96%	-	-	-	3.55%

Exchange rate sensitivity
At year-end 2006, approximately 11% of the Group’s US$167,262,000 net worth (shareholders’ equity) was denominated in currencies other than the US Dollar, principally the euro.

A strengthening or weakening of the US Dollar by 10% against all the other currencies in which the Group operates would not materially reduce the Group’s 2006 year-end net worth.

Item 12
Description of Securities Other than Equity Securities
Not applicable.

Part II

Item 13
Defaults, Dividend Arrearages and Delinquencies
Not applicable.

Item 14
Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Item 15
Control and Procedures

Evaluation of Disclosure Controls and Procedures
The Group’s disclosure and control procedures are designed so that information required to be disclosed in reports filed or submitted under the Securities Exchange Act 1934 is prepared and reported on a timely basis and communicated to management, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934 as of the end of the period covered by this Form 20-F. As more fully described below, a material weakness has been identified in our internal control over financial reporting. Consequently, given the overlap between disclosure controls and internal control over financial reporting, the Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were not effective as of December 31, 2006.

In designing and evaluating our disclosure controls and procedures, our management, with the participation of the Chief Executive Officer and Chief Financial Officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Group have been detected.

Management’s Report on Internal Control over Financial Reporting
The management of Trinity Biotech are responsible for establishing and maintaining adequate internal control over financial reporting. Trinity Biotech’s internal control over financial reporting is a process designed under the supervision of the principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and preparation of Trinity Biotech’s financial statements for external reporting purposes in accordance with IFRS, as adopted by the EU, with a reconciliation to US GAAP.

Management has assessed the effectiveness of internal control over financial reporting based on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As part of the year end financial statement close process, a material weakness was identified in relation to controls concerning revenue recognition from a cut off perspective. In accordance with Group policy, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer. The Group uses a third party operated logistics provider in China as temporary storage for goods in advance of shipment to customers. In some instances the goods are collected from this facility by the customer. At year end, the Group did not have a control in place to confirm that instructions provided to the logistics provider to ensure that all goods had been collected prior to raising an invoice had been followed and accordingly did not comply with the Group policy. The majority of shipments from this facility, which are made using the Group’s own freight forwarder, were unaffected by this issue.

Given the size and nature of the issue identified it has been determined that the above matter constitutes a material weakness. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. This weakness was identified as part of the preparation of the financial statements for 2006 and has been accounted for correctly in the financial statements presented in Item 18. Since the issue was identified, the Group has enhanced the controls which operate in this area and will be monitoring the effectiveness of these controls as part of its compliance with Section 404 of the Sarbanes Oxley Act of 2002. Given the existence of the weakness outlined above, management has concluded that the Group did not maintain effective internal control over financial reporting as of December 31, 2006.

Section 404 of the Sarbanes Oxley Act 2002 requires our auditors to issue an attestation report on our internal control over financial reporting as of December 31, 2007 and therefore managements assessment of internal controls over financial reporting was not subject to auditor attestation as of December, 31 2006, as allowed under Section 404, Sarbanes Oxley Act 2002. Accordingly, no such attestation report is included from our auditors regarding internal control over financial reporting.

Trinity Biotech’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, as adopted by the EU, with a reconciliation to US GAAP, and that receipts and expenditures are being made only in accordance with authorization of management and the directors of Trinity Biotech; and provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of Trinity Biotech’s assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Controls over Financial Reporting
There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16

16A Audit Committee Financial Expert
Mr Peter Coyne is an independent director and a member of the audit committee.

Our board of directors has determined that Mr Peter Coyne meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

This determination is made on the basis that Mr Coyne is a Fellow of the Institute of Chartered Accountants in Ireland and was formerly a senior manager in Arthur Andersen’s Corporate Financial Services practice. Mr Coyne is currently a director of AIB Corporate Finance, a subsidiary of AIB Group plc, the Irish banking group and has extensive experience in advising public and private groups on all aspects of corporate strategy.

16B Code of Ethics
Trinity Biotech has adopted a code of ethics that applies to the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and all organisation employees. Written copies of the code of ethics are available free of charge upon request. If we make any substantive amendments to the code of ethics or grant any waivers, including any implicit waiver, from a provision of these codes to our Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer, we will disclose the nature of such amendment or waiver on our website.

16C Principal Accounting Fees and Services
Fees Billed by Independent Public Accountants
The following table sets forth, for each of the years indicated, the fees billed by our independent public accountants and the percentage of each of the fees out of the total amount billed by the accountants.

	Year ended December 31, 2006		Year ended December 31, 2005
	KPMG fees US$’000%		Ernst & Young Fees US$’000	KPMG fees US$’000	Total Fees US$’000%
Audit	683	75%	511*	-	511	70%
Audit-related	206	23%	-	108	108	15%
Tax	20	2%	-	106	106	15%
Total	909		511	214	725

* Audit fees billed by Ernst & Young in 2005 relate to the audit of the 2004 financial statements.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, KPMG. The policy generally pre-approves certain specific services in the categories of audit services, audit-related services, and tax services up to specified amounts, and sets requirements for specific case-by-case pre-approval of discrete projects, those which may have a material effect on our operations or services over certain amounts. Pre-approval may be given as part of the Audit Committee’s approval of the scope of the engagement of our independent auditor or on an individual basis. The pre-approval of services may be delegated to one or more of the Audit Committee’s members, but the decision must be presented to the full Audit Committee at its next scheduled meeting. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public accountants.

Exemptions from the Listing Requirements and Standards for Audit Committee

Not applicable.

Purchase of equity securities by the issuer and affiliates and purchasers

The maximum number of shares that may yet be purchased under the Group share option plan by Trinity Biotech or on the Group’s behalf at December 31, 2006 was 7,168,320 (2005: 5,633,037). No shares were purchased by Trinity Biotech or on our behalf or by any affiliated purchaser in 2006 and 2005. No shares were purchased as part of a publicly announced repurchase plan or program in 2006 and 2005.

Part III

Item 17
Financial Statements

The registrant has responded to Item 18 in lieu of responding to this item.

Item 18
Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Trinity Biotech plc

We have audited the accompanying consolidated balance sheets of Trinity Biotech plc and subsidiaries (“the Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, recognised income and expense, and cash flows for each of the years in the two-year period ended December 31, 2006. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trinity Biotech plc and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

KPMG
Dublin, Ireland
May 8, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Trinity Biotech plc

We have audited the accompanying consolidated statements of income, recognised income and expense, and cash flows of Trinity Biotech plc (the “Company”) for the year ended December 31, 2004. Our audit also included the financial statement schedule included at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Trinity Biotech plc for the year ended December 31, 2004 in conformity with International Financial Reporting Standards as adopted by the European Union, which differ in certain respects from U.S. generally accepted accounting principles (see Note 33 to the consolidated financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young

Dublin, Ireland
March 31, 2006

CONSOLIDATED INCOME STATEMENTS

		Year ended December
	Notes	2006 US$‘000	2005 US$‘000	2004 US$‘000

Revenues	2	118,674	98,560	80,008

Cost of sales - including share-based payments (note 19) of US$89,000 (2005: US$110,000) (2004: US$81,000)		(62,090)	(51,378)	(40,047)
Cost of sales - inventory provision	2(h)	(5,800)	-	-
Gross profit		50,784	47,182	39,961

Other operating income	4	275	161	302

Research and development expenses - including share-based payments (note 19) of US$36,000 (2005: US$210,000) (2004: US$96,000)		(6,696)	(6,070)	(4,744)

Selling, general and administrative expenses - including share-based payments (note 19) of US$1,016,000 (2005: US$1,048,000) (2004: US$581,000)		(42,422)	(34,651)	(29,332)

Operating profit		1,941	6,622	6,187

Financial income	3	1,164	389	302
Financial expenses	2, 3	(2,653)	(1,058)	(824)
Net financing costs		(1,489)	(669)	(522)

Profit before tax	5	452	5,953	5,665

Income tax credit / (expense)	2, 8	2,824	(673)	49

Profit for the year (all attributable to equity holders)	2	3,276	5,280	5,714

Basic earnings per ordinary share (US Dollars)	9	0.05	0.09	0.10

Diluted earnings per ordinary share (US Dollars)	9	0.05	0.09	0.09

Basic earnings per ADS (US Dollars)	9	0.19	0.36	0.41

Diluted earnings per ADS (US Dollars)	9	0.19	0.35	0.37

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

		Year ended December 31,
	Notes	2006 US$‘000	2005 US$‘000	2004 US$‘000

Foreign exchange translation differences	18	1,347	(1,740)	118
Cash flow hedges:
Effective portion of changes in fair value		226	(295)	-
Deferred tax on income and expenses recognised directly in equity		4	41	-

Net income/ (expense) recognised directly in equity		1,577	(1,994)	118
Cash flow hedge recycled to the income statement		(166)	(183)	-
Profit for the year	2	3,276	5,280	5,714
Total recognised income and expense (all attributable to equity holders)		4,687	3,103	5,832

As more fully explained in note 31, financial instrument accounting including the effect of deferred tax is determined on a different basis from January 1, 2005 due to the transitional provisions of IAS 32 and 39.

CONSOLIDATED BALANCE SHEETS

	Notes	December 31, 2006 US$‘000	December 31, 2005 US$‘000
ASSETS
Non-current assets
Property, plant and equipment	10	22,255	19,202
Goodwill and intangible assets	11	121,768	85,197
Deferred tax assets	12	7,656	3,277
Other assets	13	76	61
Total non-current assets		151,755	107,737

Current assets
Inventories	14	45,572	36,450
Trade and other receivables	15	33,115	20,885
Income tax receivable		368	649
Financial assets - restricted cash	16	15,500	9,000
Cash and cash equivalents	17	2,821	9,881
Total current assets		97,376	76,865

TOTAL ASSETS	2	249,131	184,602

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	18	978	830
Share premium	18	151,774	124,227
Retained earnings	18	10,818	6,280
Translation reserve	18	(275)	(1,622)
Other reserves	18	3,967	3,903
Total equity		167,262	133,618

Current liabilities
Interest-bearing loans and borrowings	20	10,382	7,720
Convertible notes-interest bearing	21	1,836	7,203
Income tax payable		44	260
Trade and other payables	22	20,459	12,768
Other financial liabilities	23	3,120	3,707
Derivative financial instruments	31	-	44
Provisions	24	100	199
Total current liabilities		35,941	31,901

Non-current liabilities
Interest-bearing loans and borrowings	20	33,076	10,369
Other financial liabilities	23	2,568	-
Convertible notes-interest bearing	21	-	1,836
Other income tax payable		-	48
Other payables	25	838	102
Deferred tax liabilities	12	9,446	6,728
Total non-current liabilities		45,928	19,083
TOTAL LIABILITIES	2	81,869	50,984

TOTAL EQUITY AND LIABILITIES		249,131	184,602

CONSOLIDATED STATEMENTS OF CASH FLOWS
		Year ended December 31,
	Notes	2006 US$‘000	2005 US$‘000	2004 US$‘000

Cash flows from operating activities
Profit for the year		3,276	5,280	5,714
Adjustments to reconcile net profit to cash provided by operating activities:
Depreciation		3,736	2,434	1,629
Amortisation		2,687	1,803	1,111
Income tax (credit)/ expense		(2,824)	673	(49)
Financial income		(1,164)	(389)	(302)
Financial expense		2,653	1,058	824
Share-based payments		1,141	1,368	758
Foreign exchange losses on operating cash flows		(100)	(292)	(131)
(Profit)/ loss on disposal / retirement of property, plant and equipment		(2)	469	14
Other non-cash items		6,269	232	76
Operating cash flows before changes in working capital		15,672	12,636	9,644
(Increase)/ decrease in trade and other receivables		(9,962)	(8,034)	1,447
(Increase)/ decrease in inventories		(5,434)	1,311	(5,883)
Increase/ (decrease) in trade and other payables		8,041	4,689	(2,419)
Cash generated from operations		8,317	10,602	2,789
Interest paid		(1,642)	(972)	(931)
Interest received		839	371	291
Income taxes paid		(146)	(792)	(1,666)
Net cash used in operating activities		7,368	9,209	483

Cash flows from investing activities
Payments to acquire subsidiaries and businesses	26	(46,136)	(13,129)	(19,090)
Cash received with subsidiary		-	127	-
Payments to acquire intangible assets		(6,085)	(5,509)	(3,601)
(Acquisition) / disposal of financial assets		(6,500)	(1,852)	10,852
Proceeds from disposal of property, plant and equipment		205	4	31
Acquisition of property, plant and equipment		(4,751)	(4,039)	(3,824)
Net cash used in investing activities		(63,267)	(24,398)	(15,632)

Cash flows from financing activities
Proceeds from issue of ordinary share capital		25,265	4,755	31,708
Proceeds from borrowings, short-term debt		6,000	1,800	-
Proceeds from borrowings, long-term debt		24,000	7,200	-
Expenses paid in connection with share issue and debt financing		(1,526)	(195)	(2,238)
Repayment of long-term debt		(1,276)	(1,217)	(2,214)
Proceeds from new finance leases		78	154	-
Payment of finance lease liabilities		(276)	(348)	(267)
Issue of convertible debentures		-	-	5,000
Repayment of convertible debt		(3,644)	(1,822)	(1,822)
Repayment of other financial liabilities		-	(648)	(2,675)
Net cash from financing activities		48,621	9,679	27,492

(Decrease) / increase in cash and cash equivalents		(7,278)	(5,510)	12,343
Effects of exchange rate movements on cash held		218	252	233
Cash and cash equivalents at beginning of year		9,881	15,139	2,563
Cash and cash equivalents at end of year	17	2,821	9,881	15,139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc and its subsidiaries, (“the Group”), are as follows:

a)	Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board (“IASB”). However, as none of these differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented would be no different had IFRS as issued by the IASB been applied. An explanation of how the transition to compliance with IAS 32 and IAS 39, as adopted by the EU (first applied from January 1, 2005), from the old basis of accounting, Irish GAAP (“Previous GAAP”), has affected the reported financial position, financial performance and cash flows of the Group at January 1, 2005, is provided in note 31.

b)	Basis of preparation
The consolidated financial statements have been prepared in United States Dollars (US$), rounded to the nearest thousand, under the historical cost basis of accounting, except for derivative financial instruments and share-based payments which are initially recorded at fair value.

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

Judgements made by management that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 30.

The accounting policies set out below, with the exception of the accounting policies relating to financial instruments and convertible notes, have been applied consistently to all periods presented in these consolidated financial statements. The provisions of IAS 32 and IAS 39 have been applied from January 1, 2005. See note 31 for an explanation of the transition to IAS 32 and IAS 39 from January 1, 2005.

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

Transactions eliminated on consolidation
Intra-group balances and any unrealised gains or losses or income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

d)	Property, plant and equipment
Owned assets
Items of property, plant and equipment are stated at cost less any accumulated depreciation and any impairment losses (see note 1(h)). The cost of self-constructed assets includes the cost of materials, direct labour and attributable overheads. It is not Group policy to revalue any items of property, plant and equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Depreciation is charged to the income statement on a straight-line basis to write-off the cost of the assets over their expected useful lives as follows:

• Leasehold improvements	5-10 years
• Office equipment and fittings	10 years
• Buildings	50 years
• Computer equipment	3-5 years
• Plant and equipment	5-10 years

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

Depreciation is calculated in order to write-off the amounts capitalised over the estimated useful lives of the assets, or the lease term if shorter, by equal annual instalments. The excess of the total rentals under a lease over the amount capitalised is treated as interest, which is charged to the income statement in proportion to the amount outstanding under the lease. Leased assets are reviewed for impairment (see note 1(h)).

Leases other than finance leases are classified as "operating leases", and the rentals thereunder are charged to the income statement on a straight line basis over the period of the leases. Lease incentives are recognised in the income statement on a straight-line basis over the lease term.

Leased assets - as lessor
Leases where the Group substantially transfers the risks and benefits of ownership of the asset to the customer are classified as finance leases within finance lease receivables. The Group recognises the amount receivable from assets leased under finance leases at an amount equal to the net investment in the lease. Finance lease income is recognised in the income statement reflecting a constant periodic rate of return on the Group’s net investment in the lease.

Assets provided to customers under leases other than finance leases are classified as operating leases and carried in property, plant and equipment at cost and are depreciated on a straight line basis over the useful life or the lease term, if shorter.

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

The cost of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued in exchange for control together with any directly attributable expenses. To the extent that settlement of all or any part of a business combination is deferred for a period of 12 months or longer, the fair value of the deferred component is determined through discounting the amounts payable to their present value at the date of exchange. The discount component is unwound as an interest charge in the income statement over the life of the obligation.

Where a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the estimated present value of the adjustment is included in the cost at the acquisition date.

When the initial accounting for a business combination is determined provisionally, any subsequent adjustments to the provisional values allocated to the identifiable assets, liabilities and contingent liabilities are made within twelve months of the acquisition date and treated retrospectively as an adjustment to goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

f)	Goodwill

In respect of business combinations that have occurred since January 1, 2004 (being the transition date to IFRS), goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount recorded under Previous GAAP. Save for retrospective restatement of deferred tax as an adjustment to retained earnings in accordance with IAS 12, Income Taxes, the classification and accounting treatment of business combinations undertaken prior to the transition date has not been reconsidered in preparing the Group’s opening IFRS balance sheet as at January 1, 2004.

To the extent that the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of a business combination, the identification and measurement of the related assets, liabilities and contingent liabilities are revisited accompanied by a reassessment of the cost of the transaction, and any remaining balance is immediately recognised in the income statement.

At the acquisition date, any goodwill is allocated to each of the cash generating units expected to benefit from the combination’s synergies. Following initial recognition, goodwill is stated at cost less any accumulated impairment losses (see note 1(h)).

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

Intangible assets acquired as part of a business combination are capitalised separately from goodwill if the intangible asset meets the definition of an asset and the fair value can be reliably measured on initial recognition. Subsequent to initial recognition, these intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses (note 1(h)). Definite lived intangible assets are reviewed for indicators of impairment annually while indefinite lived assets are tested for impairment annually, either individually or at the cash generating unit level.

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete the development. The expenditure capitalised includes the cost of materials, direct labour and attributable overheads and third party costs. Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other development expenditure is expensed as incurred. Subsequent to initial recognition, the capitalised development expenditure is carried at cost less any accumulated amortisation and any accumulated impairment losses (note 1(h)).

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

Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets, unless such lives are indefinite. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

▪	Patents and licences	6-15 years
▪	Capitalised development costs	15 years
▪	Other (including acquired customer and supplier lists)	6-15 years

Certain trade names acquired are deemed to have an indefinite useful life.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Where amortisation is charged on assets with finite lives, this expense is taken to the income statement through the ‘selling, general and administrative expenses’ line.

Useful lives are examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

h)	Impairment
The carrying amount of the Group’s assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount (being the greater of fair value less costs to sell and value in use) is assessed at each balance sheet date.

Fair value less costs to sell is defined as the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties, less the costs that would be incurred in disposal. Value in use is defined as the present value of the future cash flows expected to be derived through the continued use of an asset or cash-generating unit. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not yet been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities and income tax. For an asset that does not generate largely independent cash flows, the recoverable amount is determined by reference to the cash generating unit to which the asset belongs.

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash generating unit level. The goodwill and indefinite-lived assets were reviewed for impairment at December 31, 2004, December 31, 2005 and December 2006. See note 11.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of other assets in the units on a pro-rata basis.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

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

The Group provides for inventory, based on estimates of the expected realisability of the Group’s inventory. The estimated realisability is evaluated on a case-by-case basis and any inventory that is approaching its “use-by” date and for which no further re-processing can be performed is written off.

j)	Trade and other receivables
Trade and other receivables are stated at their amortised cost less impairment losses incurred. Cost approximates fair value given the short dated nature of these assets.

k)	Trade and other payables
Trade and other payables are stated at cost. Cost approximates fair value given the short dated nature of these liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

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

The Group has availed of the exemption in IFRS 1 from presenting its financial instruments and convertible notes in the comparative information in accordance with IAS 32 and IAS 39. The transition date for compliance with IAS 32 and IAS 39 is January 1, 2005. To the extent that the liability element of a compound financial instrument was no longer outstanding at January 1, 2005, the date of transition to IFRS as adopted by the EU for IAS 32 and IAS 39, the Group has availed of the exemption in IFRS 1 and the amounts within equity that are attributable to the equity and liability elements have not been identified separately.

As at December 31, 2004, in line with Previous GAAP convertible notes are recognised and carried at cost less attributable transaction costs.

n)	Share-based payments
For equity-settled share-based payments (share options), the Group measures the services received and the corresponding increase in equity at fair value at the measurement date (which is the grant date) using a trinomial model. Given that the share options granted do not vest until the completion of a specified period of service, the fair value, which is assessed at the grant date, is recognised on the basis that the services to be rendered by employees as consideration for the granting of share options will be received over the vesting period.

The share options issued by the Group are not subject to market-based vesting conditions as defined in IFRS 2, Share-based Payments. Non-market vesting conditions are not taken into account when estimating the fair value of share options as at the grant date; such conditions are taken into account through adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognised equates to the number of equity instruments that actually vest. The expense in the income statement in relation to share options represents the product of the total number of options anticipated to vest and the fair value of those options; this amount is allocated to accounting periods on a straight-line basis over the vesting period. Given that the performance conditions underlying the Group’s share options are non-market in nature, the cumulative charge to the income statement is only reversed where the performance condition is not met or where an employee in receipt of share options relinquishes service prior to completion of the expected vesting period. Share based payments, to the extent they relate to direct labour involved in development activities, are capitalised, see 1(g).

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

The Group does not operate any cash-settled share-based payment schemes or share-based payment transactions with cash alternatives as defined in IFRS 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

o)	Government grants

Grants that compensate the Group for expenses incurred such as research and development, employment and training grants are recognised as revenue or income in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognised in the income statement as other operating income on a systematic basis over the useful life of the asset.

p)	Revenue recognition
Goods sold and services rendered

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from products is generally recorded as of the date of shipment. Revenue is recognised when the Group has satisfied all of its obligations to the customer. Revenue, including amounts invoiced for shipping and handling costs, represents the value of goods supplied to external customers, net of discounts and excluding sales taxes.

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

The Group leases instruments under operating and finance leases as part of its business. In cases where the risks and rewards of ownership of the instrument pass to the customer, the fair value of the instrument is recognised as revenue at the time of sale matched by the related cost of sale. In the case of operating leases of instruments which typically involve commitments by the customer to pay a fee per test run on the instruments, revenue is recognised on the basis of customer usage of the instruments. See also note 1(d).

Other operating income
Rental income from sub-leasing premises under operating leases, where the risks and rewards of the premises remain with the lessor, is recognised in the income statement as other operating income on a straight-line basis over the term of the lease.

q)	Employee benefits
Defined contribution plans

The Group operates defined contribution schemes in various locations where its subsidiaries are based. Contributions to the defined contribution schemes are recognised in the income statement in the period in which they become payable.

Other long-term benefits

Where employees participate in the Group’s other long-term benefit schemes (such as permanent health insurance schemes under which the scheme insures the employees), or where the Group contributes to insurance schemes for employees, the Group pays an annual fee to a service provider, and accordingly the Group expenses such payments as incurred.

r)	Foreign currency

A majority of the revenue of the Group is generated in US Dollars. The Group’s management has determined that the US dollar is the primary currency of the economic environment in which the Company and its subsidiaries (with the exception of the Group’s subsidiaries in Germany and Sweden) principally operate. Thus the functional currency of the Company and its subsidiaries (other than those subsidiaries in Germany and Sweden) is the US Dollar. The functional currency of the German and Swedish subsidiaries is the euro and the Swedish Kroner, respectively. The presentation currency of the Company and Group is the US Dollar.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

s)	Derivative financial instruments
The Group uses derivative financial instruments to hedge its exposure to foreign exchange risks. The Group enters into forward contracts to sell US Dollars forward for euro. The principal exchange risk identified by the Group is with respect to fluctuations in the euro as a substantial portion of its expenses are denominated in euro but its revenues are primarily denominated in US Dollars. Trinity Biotech monitors its exposure to foreign currency movements and may use these forward contracts as cash flow hedging instruments whose objective is to cover a portion of this euro expense.

At the inception of a hedging transaction entailing the use of derivatives, the Group documents the relationship between the hedged item and the hedging instrument together with its risk management objective and the strategy underlying the proposed transaction. The Group also documents its quarterly assessment of the effectiveness of the hedge in offsetting movements in the cash flows of the hedged items.

From January 1, 2005 under IFRS as adopted by the EU, derivative financial instruments are recognised at fair value. Where derivatives do not fulfil the criteria for hedge accounting, they are classified as held-for-trading and changes in fair values are reported in the income statement. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles and equates to the current market price at the balance sheet date.

The portion of the gain or loss on a hedging instrument that is deemed to be an effective hedge is recognised directly in the hedging reserve in equity and the ineffective portion is recognised in the income statement. As the forward contracts are exercised the net cumulative gain or loss recognised in the hedging reserve is transferred to the income statement.

The Group has availed of the exemption in IFRS 1 and is not presenting comparative information for derivative financial instruments in accordance with IAS 32 and IAS 39. The transition date for compliance with IAS 32 and IAS 39 is January 1, 2005. In 2004, in line with Previous GAAP where derivatives are used to hedge cross-currency cash flows arising from trading activities, the profit or loss on the derivative was recognised in the income statement when the contract was settled.

t)	Segment reporting
A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns different to those of other segments. Stemming from the Group’s internal organisational and management structure and its system of internal financial reporting, segmentation by geographic location of assets is regarded as being the predominant source and nature of the risks and returns facing the Group and is thus the primary segment format under IAS 14, Segment Reporting. Business segmentation is therefore the secondary segment format.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Deferred tax assets and liabilities are recognised for all temporary differences (that is, differences between the carrying amount of the asset or liability and its tax base) with the exception of the following:
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
Cost of sales comprises product cost including manufacturing and payroll costs, quality control, shipping, handling, and packaging costs and the cost of services provided.

x)	Finance income and costs
Financing expenses comprise costs payable on leases, loans and borrowings including promissory notes. Interest payable on loans and borrowings, promissory notes and convertible notes is calculated using the effective interest rate method. Interest payable on finance leases is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Finance income comprises interest income on deposits and is recognised in the income statement as it accrues, using the effective interest method.

In 2004, in line with Previous GAAP, interest payable on loans and borrowings and convertible notes was recognised in the income statement as they accrued using the nominal rate of interest. Interest payable on finance leases was allocated to each period during the lease term so as to produce a constant period rate of interest on the remaining balance of the liability.

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

z)	New IFRS Standards and Interpretations not applied
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB. However, the consolidated financial statements for the periods presented would be no different had we applied IFRS as adopted by the EU. The standards applied are those effective for accounting periods ending on or after December 31, 2006.

The IASB and IFRIC have issued additional standards and interpretations which are effective for periods starting after the date of these financial statements and some of which have not yet been adopted by the EU. The following standards and interpretations have yet to be adopted by the Group:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

International Financial Reporting Standards (IFRS/IAS)		Effective date
IFRS 7	Financial Instruments: Disclosures	January 1, 2007 (adopted by the EU)
IFRS 8	Operating Segments	January 1, 2009 (not adopted by the EU)
IAS 1	Amendment to IAS 1 - Presentation of Financial Statements: Capital Disclosures	January 1, 2007 (adopted by the EU)

International Financial Reporting Interpretations Committee (IFRIC)
IFRIC 8	Scope of IFRS 2 Share-based Payment	May 1, 2007 (adopted by the EU
IFRIC 9	Reassessment of Embedded Derivatives	January 1, 2007 (adopted by the EU)
IFRIC 10	Interim Financial Reporting and Impairment	January 1, 2007 (not adopted by the EU)
IFRIC 11	Group and Treasury Share Transactions	January 1, 2008 (not adopted by the EU)
IFRIC 12	Service Concession Arrangements	January 1, 2008 (not adopted by the EU)

The Group does not anticipate that the adoption of these standards and interpretations will have a material effect on its financial statements on initial adoption. Upon adoption of IFRS 7 and IAS 1, the Group will be required to disclose additional information about its financial instruments, their significance and the nature and extent of the risks to which they give rise, together with greater detail as to the fair value of its financial instruments and its risk exposure. There will be no effect on reported income or net assets.

2.             SEGMENT INFORMATION
Segment information is presented in respect of the Group’s geographical and business segments. The primary format, geographical segments, is based on the Group’s management and internal reporting structure. Sales of product between companies in the Group are made on commercial terms which reflect the nature of the relationship between the relevant companies. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise interest-bearing loans, borrowings and expenses and corporate expenses. Segment capital expenditure is the total cost during the period to acquire segment plant, property and equipment and intangible assets that are expected to be used for more than one period, whether acquired on acquisition of a business combination or through acquisitions as part of the current operations.

Geographical segments
The Group comprises two main geographical segments (i) the Americas and (ii) Rest of World. The Group’s geographical segments are determined by the location of the Group’s assets and operations.

The Group has also presented a geographical analysis of the segmental data for Ireland on the basis of the aggregation thresholds contained in IAS 14.

Business segments

The Group operates in one business segment, the market for diagnostic tests for a range of diseases and other medical conditions. In determining the nature of its segmentation, the Group has considered the nature of the products, their risks and rewards, the nature of the production base, the customer base and the nature of the regulatory environment. The Group acquires, manufactures and markets a range of diagnostic products. The Group’s products are sold to a similar customer base and the main body whose regulation the Group’s products must comply with is the Food and Drug Administration (“FDA”) in the US.

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.

a)	The distribution of revenue by geographical area based on location of assets was as follows:

Revenue
	Americas	Rest of World
Year ended December 31, 2006		Ireland	Other	Eliminations	Total
	US$‘000	US$‘000	US$‘000	US$’000	US$‘000

Revenue from external customers	33,247	55,665	29,762	-	118,674
Inter-segment revenue	21,161	24,968	9,679	(55,808)	-
Total revenue	54,408	80,633	39,441	(55,808)	118,674

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

	Americas	Rest of World
Year ended December 31, 2005		Ireland	Other	Eliminations	Total
	US$‘000	US$‘000	US$‘000	US$’000	US$‘000

Revenue from external customers	31,136	54,859	12,565	-	98,560
Inter-segment revenue	22,197	14,402	6,594	(43,193)	-
Total revenue	53,333	69,261	19,159	(43,193)	98,560

	Americas	Rest of World
Year ended December 31, 2004		Ireland	Other	Eliminations	Total
	US$‘000	US$‘000	US$‘000	US$’000	US$‘000

Revenue from external customers	28,937	40,985	10,086	-	80,008
Inter-segment revenue	20,860	13,077	6,549	(40,486)	-
Total revenue	49,797	54,062	16,635	(40,486)	80,008

b)	The distribution of revenue by customers’ geographical area was as follows:

Revenue	December 31, 2006 US$‘000	December 31, 2005 US$‘000	December 31, 2004 US$‘000
Americas	60,748	50,627	41,380
Europe (including Ireland) *	34,452	25,301	22,718
Asia / Africa	23,474	22,632	15,910
	118,674	98,560	80,008

*Revenue for customers in Ireland is not disclosed separately due to the immateriality of these revenues.

c)	The distribution of revenue by major product group was as follows:

Revenue	December 31, 2006 US$‘000	December 31, 2005 US$‘000	December 31, 2004 US$‘000
Infectious diseases	42,051	44,078	36,402
Haemostasis	46,476	29,766	26,836
Point of care	15,279	12,836	9,807
Clinical chemistry	14,868	11,880	6,963
	118,674	98,560	80,008

d)	The distribution of segment results by geographical area was as follows:

Year ended December 31, 2006
	Americas	Rest of World
		Ireland	Other	Total
	US$‘000	US$‘000	US$‘000	US$‘000
Result	(6,621)	10,790	(1,843)	2,326
Unallocated expenses *				(385)
Operating profit				1,941
Net financing costs (note 3)				(1,489)
Profit before tax				452
Income tax credit (note 8)				2,824
Profit for the year				3,276

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Year ended December 31, 2005
	Americas	Rest of World
		Ireland	Other	Total
	US$‘000	US$‘000	US$‘000	US$‘000
Result	(369)	10,339	(1,581)	8,389
Unallocated expenses *				(1,767)
Operating profit				6,622
Net financing costs (note 3)				(669)
Profit before tax				5,953
Income tax expense (note 8)				(673)
Profit for the year				5,280

Year ended December 31, 2004
	Americas	Rest of World
		Ireland	Other	Total
	US$‘000	US$‘000	US$‘000	US$‘000
Result	(4,941)	12,205	667	7,931
Unallocated expenses *				(1,744)
Operating profit				6,187
Net financing costs (note 3)				(522)
Profit before tax				5,665
Income tax credit (note 8)				49
Profit for the year				5,714

* Unallocated expenses represent head office general and administration costs of the Group which cannot be allocated to the results of any specific geographical area.

e)	The distribution of segment assets and segment liabilities by geographical area was as follows:

As at December 31, 2006
	Americas	Rest of World
		Ireland	Other	Total
	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	57,162	145,473	20,151	222,786
Unallocated assets:
Income tax assets (current and deferred)				8,024
Restricted cash				15,500
Cash and cash equivalents				2,821
Total assets as reported in the Group balance sheet				249,131

Segment liabilities	6,268	17,130	3,687	27,085
Unallocated liabilities:
Income tax liabilities (current and deferred)				9,490
Interest-bearing loans and borrowings and convertible notes (current and non-current)				45,294
Total liabilities as reported in the Group balance sheet				81,869

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

As at December 31, 2005
	Americas	Rest of World
		Ireland	Other	Total
	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities	50,501	99,336	11,958	161,795
Segment assets
Unallocated assets:
Income tax assets (current and deferred)				3,926
Restricted cash				9,000
Cash and cash equivalents				9,881
Total assets as reported in the Group balance sheet				184,602

Segment liabilities	7,415	8,078	1,327	16,820
Unallocated liabilities:
Income tax liabilities (current and deferred)				7,036
Interest-bearing loans and borrowings and convertible notes (current and non-current)				27,128
Total liabilities as reported in the Group balance sheet				50,984

f)
The distribution of long-lived assets, which are property, plant and equipment, goodwill and intangible assets and other non-current assets (excluding deferred tax assets), by geographical area was as follows:

	December 31, 2006 US$‘000	December 31, 2005 US$‘000
Rest of World - Ireland	110,936	75,878
Rest of World - Other	8,537	4,973
Americas	24,626	23,609
	144,099	104,460

g)	The distribution of depreciation and amortisation by geographical area was as follows:

	December 31, 2006 US$‘000	December 31, 2005 US$‘000	December 31, 2004 US$‘000
Depreciation:
Rest of World - Ireland	1,336	1,118	1,023
Rest of World - Other	1,163	427	211
Americas	1,237	889	395
	3,736	2,434	1,629

Amortisation:
Rest of World - Ireland	2,298	1,569	997
Rest of World - Other	104	87	59
Americas	285	147	55
	2,687	1,803	1,111

h)	The distribution of share-based payment expense by geographical area was as follows:

	December 31, 2006 US$‘000	December 31, 2005 US$‘000	December 31, 2004 US$‘000
Rest of World - Ireland	922	1,174	588
Rest of World - Other	24	22	19
Americas	195	172	151
	1,141	1,368	758

See note 19 for further information on share-based payments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Other significant non-cash expenses for the year ended December 31, 2006 relate to an inventory provision of US$5.8 million. Following the acquisition of the haemostasis product line of bioMerieux Inc (“bioMerieux”), Trinity Biotech sought to combine the range of products acquired with the Group’s existing product range. As part of this process it was decided to discontinue various existing products and this resulted in a US$5.8 million write-off of inventory. This write-off has been disclosed as a separate line item in cost of sales in the 2006 income statement. See note 26.

i)	The distribution of interest expense by geographical area was as follows:

	December 31, 2006 US$‘000	December 31, 2005 US$‘000	December 31, 2004 US$‘000
Rest of World - Ireland	1,982	894	806
Rest of World - Other	12	8	7
Americas	659	156	11
	2,653	1,058	824

j)	The distribution of taxation credit/ (expense) by geographical area was as follows:

	December 31, 2006 US$‘000	December 31, 2005 US$‘000	December 31, 2004 US$‘000
Rest of World - Ireland	(1,156)	(1,105)	(1,167)
Rest of World - Other	975	236	125
Americas	3,005	196	1,091
	2,824	(673)	49

k)	During 2006, 2005 and 2004 there were no customers with 10% or more of total revenues.

l)	The distribution of capital expenditure by geographical area was as follows:

	December 31, 2006 US$‘000	December 31, 2005 US$‘000
Rest of World - Ireland	38,716	12,837
Rest of World - Other	4,471	1,023
Americas	2,789	16,374
	45,976	30,234

3.	FINANCIAL INCOME AND EXPENSES

	Note	December 31, 2006 US$‘000	December 31, 2005 US$‘000	December 31, 2004 US$‘000

Financial income:
Interest income		1,164	389	302

Financial expense:
Finance lease interest		(27)	(33)	(40)
Interest payable on interest bearing loans and borrowings	20	(2,167)	(312)	(193)
Convertible note interest *	21	(278)	(713)	(485)
Other interest expense		(181)	-	(106)
		(2,653)	(1,058)	(824)
		(1,489)	(669)	(522)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Other interest expense recognised in 2006 comprises an interest expense arising from the discounting of the additional consideration payable to bioMerieux, resulting from the acquisition of the haemostasis product line during 2006, to reflect the fair value of this additional consideration, see note 23. The interest expense of US$106,000 recognised in 2004 relates to interest incurred with respect to financial liabilities from an unconnected third party.

* The Group has availed of the exemption in IFRS 1 and has not applied IAS 32 until January 1, 2005. Interest on the convertible notes from January 1, 2005 is recognised in the income statement using the effective interest rate method. In 2004, in line with Previous GAAP, interest was recognised in the income statement using the coupon rate, adjusted for transaction costs.

4.	OTHER OPERATING INCOME

	December 31, 2006 US$‘000	December 31, 2005 US$‘000	December 31, 2004 US$‘000

Rental income from premises	204	161	167
Employment/ training grants	71	-	135
	275	161	302

5.	PROFIT BEFORE TAX

The following amounts were charged/ (credited) to the income statement:

	December 31, 2006 US$‘000	December 31, 2005 US$‘000	December 31, 2004 US$‘000
Directors’ emoluments (including non- executive directors):
Remuneration	2,213	1,752	1,321
Pension	119	131	172
Share based payments	732	828	339
Auditors’ remuneration
Audit fees	629	688	419
Non audit fees	50	164	17
Depreciation - leased assets	120	92	184
Depreciation - owned assets	3,616	2,342	1,445
Amortisation	2,687	1,803	1,111
(Profit)/ loss on disposal of fixed assets	(2)	469	14
Net foreign exchange differences	(240)	(295)	(741)
Operating lease rentals:
Plant and machinery	85	17	19
Land and buildings	2,838	1,800	1,695
Other equipment	240	125	280
Employment/ training grants	(71)	-	(135)

6.	PERSONNEL EXPENSES
	December 31, 2006 US$‘000	December 31, 2005 US$‘000	December 31, 2004 US$‘000

Wages and salaries	42,113	35,595	31,731
Social welfare costs	4,407	3,613	3,280
Pension costs	987	761	450
Share-based payments	1,141	1,368	758
	48,648	41,337	36,219

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Personnel expenses are shown net of capitalisations. Total personnel expenses (wages and salaries, social welfare costs and pension costs), inclusive of amounts capitalised, for the year ended December 31, 2006 amounted to US$49,647,000 (2005: US$42,088,000) (2004: US$37,002,000). Total share based payments, inclusive of amounts capitalised in the balance sheet, amounted to US$1,262,000 for the year ended December 31, 2006. No share based payments were capitalised in 2005 and 2004. See note 19.

The average number of persons employed by the Group in the financial year was 794 (2005: 703) (2004: 671) and is analysed into the following categories:
	December 31, 2006	December 31, 2005	December 31, 2004

Research and development	44	42	41
Administration and sales	246	207	171
Manufacturing and quality	504	454	459
	794	703	671

7	PENSION SCHEME

The Group operates defined contribution pension schemes for certain of its full time employees. The benefits under these schemes are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income amounted to US$987,000 (2005: US$761,000) (2004: US$450,000) (note 6). This represents the total cost paid and due by the Group to the pension schemes for the financial year and as such it was not necessary to accrue or prepay pension contributions at the year end.

8.	INCOME TAX CREDIT / (EXPENSE)

(a)        The charge for tax based on the profit comprises:

	December 31, 2006 US$‘000	December 31, 2005 US$‘000	December 31, 2004 US$‘000
Current tax expense
Corporation tax at 12.5%	(519)	(361)	(1,125)
Manufacturing relief	49	-	144
	(470)	(361)	(981)
Overseas tax *	(25)	172	139
Adjustment in respect of prior years **	290	-	214
Total current tax expense	(205)	(189)	(628)

Deferred tax credit / (expense) ***
Origination and reversal of temporary differences (see note 12)	107	(926)	(264)
Benefit of tax losses recognised (see note 12)	2,922	442	941
Total deferred tax credit / (expense)	3,029	(484)	677

Total income tax credit / (expense) in income statement	2,824	(673)	49

* The overseas tax charge in 2006 relates primarily to US state taxes. The credit in 2005 of US$172,000 relates primarily to a current year trading loss in Sweden which the Group is able to offset against its deferred tax liabilities in Sweden from previous years. The credit in 2004 of US$139,000 primarily arose as a result of refunds due relating to a loss carry-back claim in respect of the 2004 US trading loss. No similar credits arose in 2006.

** The credit in 2006 of US$290,000 relates primarily to the release of US$200,000 that had been provided at December, 31 2005 which is not considered to be required at December 31, 2006. The remaining US$90,000 principally arises in respect of the finalisation of a claim for Irish Research and Development Tax Credits (“R&D tax credits”) in respect of the year ended December, 31 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

*** In 2006 there was a deferred tax expense of US$741,000 (2005: US$747,000) (2004: US$277,000) recognised in respect of Ireland. In 2006 there was a deferred tax credit of US$3,770,000 (2005: US$263,000) (2004: US$954,000) recognised in respect of overseas tax jurisdictions.

Effective tax rate	December 31, 2006	December 31, 2005	December 31, 2004
Profit on ordinary activities before taxation	452	5,953	5,665
As a percentage of profit before tax:
Current tax	46.32%	3.17%	11.09%
Total (current and deferred)	(625.44%)	11.31%	(0.86%)

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective total tax rate for the Group:
	December 31, 2006	December 31, 2005	December 31, 2004
Irish corporation tax	12.50%	12.50%	12.50%
Manufacturing relief	(10.76%)	-	(2.54%)
Adjustments in respect of prior years	(64.15%)	-	(3.78%)
Effect of tax rates on overseas earnings	(529.98%)	(5.10%)	(5.13%)
Effect of non deductible expenses	43.90%	3.91%	2.72%
Effects of benefit of loss carryforwards Effect of Irish income taxable at higher tax rate R&D tax credit	(25.18%) 2.44% (54.21%)	- - -	(4.63%) - -
Effective tax rate	(625.44%)	11.31%	(0.86%)

Movement in deferred tax recognised directly in equity

	December 31, 2006 US$‘000	December 31, 2005 US$‘000	December 31, 2004 US$‘000
Relating to forward contracts as hedged instruments	4	41	-
	4	41	-

(b)	The distribution of profit before taxes by geographical area was as follows:

	December 31, 2006 US$‘000	December 31, 2005 US$‘000	December 31, 2004 US$‘000
Rest of World - Ireland	9,585	7,873	9,957
Rest of World - Other	(1,855)	(1,567)	660
Americas	(7,278)	(353)	(4,952)
	452	5,953	5,665

(c)
At December 31, 2006, the Group had net operating loss carryforwards of approximately US$8,138,000 (2005: US$3,331,000, 2004: US$2,260,000) in the US, US$580,000 (2005: US$244,000, 2004: US$256,000) in the UK, US$2,320,000 (2005: US$668,000, 2004: US$410,000) in Germany and US$290,000 (2005: US$Nil, 2004: US$nil) in Ireland. The utilisation of these net operating loss carryforwards is limited to future profitable operations in the US, UK, Germany and Ireland. The US net operating loss has a maximum carryforward of 20 years. US$3,043,000 of the net operating losses in the US will expire by December 31, 2024 while the balance of US$5,095,000 will expire by December 31, 2026. The UK, German and Irish losses can be carried forward indefinitely. A deferred tax asset has been recognised for the loss carryforwards in the US, UK, Ireland and Germany. The tax value of these loss carryforwards is US$4,447,000 (2005: US$1,525,000) (see note 12). A deferred tax asset of US$87,000 (2005: US$nil) in respect of net operating losses in France was not recognised in 2006 due to uncertainties regarding future full utilisation of these losses in the related tax jurisdiction in future periods. The Group has US state credit carryforwards of US$326,000 at December 31, 2006 (2005: US$331,000). A deferred tax asset of US$185,000 (2005: US$316,000) in respect of US state credit carryforwards was not recognised in 2006 due to uncertainties regarding future full utilisation of these state credit carryforwards in the related tax jurisdiction in future periods. Excepting state credit carryforwards of US$39,000 which expire by December 31, 2009, the balance of the state credits carry forward indefinitely.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

(d)	There are no income tax consequences for the Company attaching to the payment of dividends by Trinity Biotech plc to shareholders of the Company.

9.	EARNINGS PER SHARE

Basic earnings per ordinary share
Basic earnings per ordinary share for the Group is computed by dividing the profit after taxation of US$3,276,000 (2005: US$5,280,000) (2004: US$5,714,000) for the financial year by the weighted average number of ‘A’ ordinary and ‘B’ ordinary shares in issue of 70,693,753 (2005: 58,890,084) (2004: 55,132,024). 1,400,000 of the total weighted average shares used as the EPS denominator relate to the 700,000 ‘B’ ordinary shares in issue. In all respects these shares are treated the same as ‘A’ ordinary shares except for the fact that they have two voting rights per share, rights to participate in any liquidation or sale of the Group and to receive dividends as if each Class ‘B’ ordinary share were two Class ‘A’ ordinary shares. Hence the EPS for a ‘B’ ordinary share is exactly twice the EPS of an ‘A’ ordinary share.

	December 31, 2006	December 31, 2005	December 31, 2004

‘A’ ordinary shares	69,293,753	57,490,084	53,732,024
‘B’ ordinary shares	1,400,000	1,400,000	1,400,000
Basic earnings per share denominator	70,693,753	58,890,084	55,132,024

Reconciliation to weighted average earnings per share denominator:

Number of A ordinary shares at January 1 (note 18)	60,041,521	54,904,318	45,160,640
Number of B ordinary shares at January 1 (multiplied by 2)	1,400,000	1,400,000	1,400,000
Weighted average number of shares issued during the year	9,252,232	2,585,766	8,571,384
Basic earnings per share denominator	70,693,753	58,890,084	55,132,024

The weighted average number of shares issued during the year is calculated by taking the number of shares issued by the number of days in the year each share is in issue divided by 365 days.

Diluted earnings per ordinary share
Diluted earnings per ordinary share is computed by dividing the profit after tax of US$3,276,000 (2005: US$5,280,000) (2004: US$5,714,000) for the financial year, adjusted for the after tax effect of the interest saving on convertible notes of US$nil (2005: US$535,000) (2004: US$386,000) by the diluted weighted average number of ordinary shares in issue of 72,125,740 (2005: 67,032,382) (2004: US$65,527,802).

The basic weighted average number of shares for the Group may be reconciled to the number used in the diluted earnings per ordinary share calculation as follows:
	December 31, 2006	December 31, 2005	December 31, 2004

Basic earnings per share denominator (see above)	70,693,753	58,890,084	55,132,024
Issuable on exercise of options and warrants	1,431,987	2,168,545	4,156,551
Issuable on conversion of convertible notes	-	5,973,753	6,239,227
Diluted earnings per share denominator *	72,125,740	67,032,382	65,527,802

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

* The after tax effect of the interest saving on convertible notes for 2006 was anti-dilutive and hence the diluted EPS has been calculated excluding the after tax effect of the interest saving on the convertible notes of US$208,000 in 2006. If the after tax effect on interest saving on convertible notes had not been anti-dilutive, 2,209,506 shares issuable on the conversion of convertible notes would have been included in the diluted earnings per share denominator. The after tax effect of the interest saving on convertible notes for 2005 and 2004 was not anti-dilutive and therefore 2,168,545 shares and 4,156,551 shares issuable on the exercise of options and 5,973,753 shares and 6,239,227 shares issuable on the conversion of convertible notes have been included in the diluted earnings per share denominator for 2005 and 2004 respectively.

Earnings per ADS
In June 2005, Trinity Biotech adjusted its ADS ratio from 1 ADS: 1 Ordinary Share to 1 ADS: 4 Ordinary Shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic earnings per ADS for the Group is computed by dividing the profit after taxation of US$3,276,000 (2005: US$5,280,000) (2004: US$5,714,000) for the financial year by the weighted average number of ADS in issue of 17,673,438 (2005:14,722,521) (2004: 13,783,006).

	December 31, 2006	December 31, 2005	December 31, 2004

‘A’ ordinary shares - ADS	17,323,438	14,372,521	13,433,006
‘B’ ordinary shares - ADS	350,000	350,000	350,000
Basic earnings per share denominator	17,673,438	14,722,521	13,783,006

Diluted earnings per ADS for the Group is computed by dividing the profit after taxation of US$3,276,000 (2005: US$5,280,000) (2004: US$5,714,000) for the financial year, adjusted for the after tax effect of interest saving on convertible notes of US$nil (2005: US$535,000) (2004: US$386,000) by the diluted weighted average number of ADS in issue of 18,031,435 (2005: 16,758,095) (2004: 16,381,950).

The basic weighted average number of ADS shares for the Group only may be reconciled to the number used in the diluted earnings per ADS share calculation as follows:

	December 31, 2006	December 31, 2005	December 31, 2004
Basic earnings per share denominator (see above)	17,673,438	14,722,521	13,783,006
Issuable on exercise of options and warrants	357,997	542,136	1,039,137
Issuable on conversion of convertible notes	-	1,493,438	1,559,807
Diluted earnings per share denominator *	18,031,435	16,758,095	16,381,950

* The after tax effect of the interest saving on convertible notes for 2006 was anti-dilutive and hence the diluted EPS per ADS has been stated excluding the after tax effect of the interest saving on the convertible notes of US$208,000 in 2006. If the after tax effect on interest saving on convertible notes had not been anti-dilutive, 552,377 ADSs issuable on the conversion of convertible notes would have been included in the diluted earnings per ADS denominator. The after tax effect of the interest saving on convertible notes for 2005 and 2004 was not anti-dilutive and therefore 542,136 ADSs and 1,039,137 ADSs issuable on the exercise of options and 1,493,438 ADSs and 1,559,807 ADSs issuable on the conversion of convertible notes have been included in the diluted earnings per ADS denominator for 2005 and 2004 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

10. PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings US$‘000	Leasehold improvements US$‘000	Computers, fixtures and fittings US$‘000	Plant and equipment US$‘000	Total US$‘000
Cost
At January 1, 2005	5,504	2,699	3,432	12,795	24,430
Acquisitions through business combinations (note 26)	-	187	92	2,116	2,395
Other additions	17	191	716	3,398	4,322
Disposals / retirements	-	(36)	(231)	(571)	(838)
Exchange adjustments	(457)	(16)	(34)	(540)	(1,047)
At December 31, 2005	5,064	3,025	3,975	17,198	29,262

At January 1, 2006	5,064	3,025	3,975	17,198	29,262
Acquisitions through business combinations (note 26)	-	-	-	2,418	2,418
Other additions	18	370	1,023	2,935	4,346
Disposals / retirements	-	-	-	(629)	(629)
Exchange adjustments	357	12	24	526	919
At December 31, 2006	5,439	3,407	5,022	22,448	36,316

Accumulated depreciation
At January 1, 2005	(584)	(760)	(1,738)	(5,331)	(8,413)
Charge for the year	(119)	(268)	(444)	(1,603)	(2,434)
Disposals / retirements	-	25	178	162	365
Exchange adjustments	21	16	17	368	422
At December 31, 2005	(682)	(987)	(1,987)	(6,404)	(10,060)

At January 1, 2006	(682)	(987)	(1,987)	(6,404)	(10,060)
Charge for the year	(112)	(318)	(609)	(2,697)	(3,736)
Disposals / retirements	-	-	-	120	120
Exchange adjustments	(24)	(12)	(18)	(331)	(385)
At December 31, 2006	(818)	(1,317)	(2,614)	(9,312)	(14,061)
Carrying amounts
At December 31, 2006	4,621	2,090	2,408	13,136	22,255

At December 31, 2005	4,382	2,038	1,988	10,794	19,202

There were no indications in the current year that the above carrying value may not be recoverable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Assets held under operating leases (where the Company is the lessor)
Included in the carrying amount of property, plant and equipment are a number of assets which generate operating lease revenue for the Group. The net book value of these assets as at December 31, 2006 is US$3,753,000 (2005: US$2,328,000). Depreciation charged on these assets in 2006 amounted to US$1,281,000 (2005: US$522,000).

Assets held under finance leases
Included in the carrying amount of property, plant and equipment is an amount for capitalised leased assets of US$654,000 (2005: US$696,000). The depreciation charge in respect of capitalised leased assets for the year ended December 31, 2006 was US$120,000 (2005: US$92,000). The leased equipment secures the lease obligations (note 27). This is split as follows;

At December 31, 2006	Freehold land and buildings US$‘000	Leasehold improvements US$‘000	Computers, fixtures and fittings US$‘000	Plant and equipment US$‘000	Total US$‘000

Depreciation charge	-	39	46	35	120
Carrying value
At December 31, 2006	-	271	185	198	654

At December 31, 2005	Freehold land and buildings US$‘000	Leasehold improvements US$‘000	Computers, fixtures and fittings US$‘000	Plant and equipment US$‘000	Total US$‘000

Depreciation charge	-	39	46	7	92
Carrying value
At December 31, 2005	-	310	231	155	696

Property, plant and equipment under construction
Included in plant and equipment at December 31, 2006 is an amount of US$121,000 (2005: US$1,157,000) relating to assets in the course of construction. During the year, plant and equipment of US$1,157,000 which was under construction in 2005 was completed and depreciation was charged on these assets in 2006. A further US$121,000 was included as assets under construction in 2006, relating to leasehold improvements and plant and equipment which were not fully completed by December 31, 2006. These assets were not depreciated in 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

11.	GOODWILL AND INTANGIBLE ASSETS

	Goodwill US$‘000	Development costs US$‘000	Patents and licences US$‘000	Other US$‘000	Total US$‘000
Cost
At January 1,2005	43,472	7,087	2,835	12,712	66,106
Acquisitions, through business combinations (note 26)	11,466	400	2,140	3,865	17,871
Other additions	-	4,916	168	562	5,646
Disposals Exchange adjustments	- -	- (86)	- -	(154) 7	(154) (79)
At December 31, 2005	54,938	12,317	5,143	16,992	89,390

At January 1, 2006	54,938	12,317	5,143	16,992	89,390
Acquisitions, through business combinations (note 26)	21,679	-	4,950	6,435	33,064
Other additions	-	5,862	-	286	6,148
Disposals	-	-	-	-	-
Exchange adjustments	-	61	-	6	67
At December 31, 2006	76,617	18,240	10,093	23,719	128,669

Accumulated amortisation
At January 1, 2005	-	(120)	(1,253)	(1,179)	(2,552)
Charge for the year	-	(350)	(259)	(1,194)	(1,803)
Disposals	-	-	-	154	154
Exchange adjustments	-	6	-	2	8
At December 31, 2005	-	(464)	(1,512)	(2,217)	(4,193)

At January 1, 2006	-	(464)	(1,512)	(2,217)	(4,193)
Charge for the year	-	(468)	(611)	(1,608)	(2,687)
Disposals	-	-	-	-	-
Exchange adjustments	-	(18)	-	(3)	(21)
At December 31, 2006	-	(950)	(2,123)	(3,828)	(6,901)

Carrying amounts
At December 31, 2006	76,617	17,290	7,970	19,891	121,768

At December 31, 2005	54,938	11,853	3,631	14,775	85,197

Included within development costs are costs of US$11,282,000 which were not amortised in 2006 (2005: US$6,280,000). These development costs are not being amortised as the projects to which the costs related were not fully complete at December 31, 2006 or at December 31, 2005.

Other intangible assets consist primarily of acquired customer and supplier lists, trade names, website and software costs.

Amortisation is charged to the income statement through the selling, general and administrative expenses line.

Included in other intangibles are the following indefinite lived assets:

	December 31, 2006 US$‘000	December 31, 2005 US$‘000
Fitzgerald trade name	970	970
RDI trade name	560	560
Primus trade name	1,870	1,870
	3,400	3,400

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

No trade names were purchased as part of the 2006 acquisitions (note 26). The trade name assets purchased as part of the acquisition of Primus and RDI in 2005 and Fitzgerald in 2004 were valued by an external valuer using the relief from royalty method and based on factors such as (1) the market and competitive trends and (2) the expected usage of the name. It was considered that these trade names will generate net cash inflows for the Group for an indefinite period.

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

Significant carrying amounts of goodwill acquired through business combinations and intangible assets with indefinite useful lives have been allocated to the following cash-generating units:

	December 31, 2006 US$‘000	December 31, 2005 US$‘000

Trinity Biotech Manufacturing Limited	39,156	30,131
Benen Trading Limited	12,086	12,086
Primus Corporation	9,558	9,558
Biopool US Inc	5,823	-
MarDx Diagnostics Inc	3,571	3,571
Trinity Biotech UK (Sales) Limited	3,328	-
Clark Laboratories Inc	2,994	2,994
Trinity Biotech GmbH	1,830	-
Trinity Biotech France SARL	1,673	-
	80,019	58,340

The recoverable amount of goodwill and intangible assets contained in each of the Group’s CGUs is determined based on the greater of the fair value less cost to sell and value in use calculations.  The Group operates in one business segment and accordingly the key assumptions are similar for all CGUs.  The value in use calculations use cash flow projections based on actual operating results extrapolated for five years using a revenue growth rate of 6% and a cost growth rate of 3%.  The revenue growth rate is based on the long term expected growth rate within the Diagnostics industry and the cost growth rate is based on expected cost inflation in the economies in which the Group operates. At the end of the five year period terminal values for each CGU, based on a price earnings ratio of 15, are used in the calculations. The cashflows and terminal values for the CGUs are discounted using pre-tax discount rates which range from 11.82% to 20.73%.  There was no impairment on goodwill or intangible assets at December 31, 2006.

12.         DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities
Deferred tax assets and liabilities of the Group are attributable to the following:
		Assets		Liabilities		Net
	2006	2005	2006	2005	2006	2005
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Property, plant and equipment	29	37	(1,752)	(1,687)	(1,723)	(1,650)
Intangible assets	-	-	(6,285)	(4,492)	(6,285)	(4,492)
Inventories	1,886	981	-	-	1,886	981
Provisions and valuation allowances	1,055	640	-	-	1,055	640
Other items	239	94	(1,409)	(549)	(1,170)	(455)
Tax value of loss carryforwards recognised	4,447	1,525	-	-	4,447	1,525
Deferred tax assets/(liabilities)	7,656	3,277	(9,446)	(6,728)	(1,790)	(3,451)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

The deferred tax asset in 2006 is due mainly to deductible temporary differences created by net operating losses and US state credit carryforwards, and the elimination of unrealised intercompany inventory profit. The deferred tax asset increased in 2006 due principally to the increase in net operating losses available for offset against future profits.

The deferred tax asset in 2005 is due mainly to deductible temporary differences created by net operating losses and US state credit carryforwards, and the elimination of unrealised intercompany inventory profit. The deferred tax asset increased in 2005 due principally to the increase in net operating losses available for offset against future profits.

At December 31, 2006, the Group recognised a deferred tax asset of US$4,447,000 in respect of net operating loss carryforwards in the USA, Germany, UK and Ireland. The utilisation of these net operating loss carryforwards is limited to future profitable operations in the USA, Germany, UK and Ireland. A deferred tax asset of US$142,000 was also recognised in respect of US state carryforwards.

At December 31, 2005, the Group recognised a deferred tax asset of US$1,525,000 in respect of net operating loss carryforwards in the USA, Germany and the UK.

The deferred tax liability is caused by the net book value of non current assets being greater than the tax base of non current assets, temporary differences due to the acceleration of the recognition of certain charges in calculating taxable income permitted in Ireland, the USA and Germany, and deferred tax recognised on fair value asset uplifts in connection with business combinations. The deferred tax liability increased in 2006 as the excess of the net book value of non current assets over the tax base increased and the Group was able to recognise an upfront charge relating to licence fees in the calculation of its taxable income in Ireland. The increase was also as a result of the recognition of deferred tax liabilities on the fair value of the intangible assets acquired in business combinations of US$1,370,000 (2005: US$2,041,000). See note 26, Business Combinations.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised by the Group in respect of the following items:
	December 31, 2006	December 31, 2005
	US$’000	US$’000
Deductible temporary differences	-	427
Capital losses	6,138	6,138
US state credit carryforwards	185	316
Net operating losses	264	-
	6,587	6,881

No deferred tax asset is recognised in respect of a capital loss of US$6,138,000 in the Company in 2006 or 2005 as it was not probable that there will be future capital gains against which to offset these capital losses. No deferred tax asset was recognised in 2005 in respect of management expenses forward as at December, 31 2005 as it was not probable that there would be future taxable income in the Company against which to offset the unutilised management expenses forward. These losses are available indefinitely for offset against future taxable profits of the Company. During 2006 the Company utilised US$137,000 of management expenses forward. As the Company had sufficient taxable income in 2006 to utilise part of the management expenses forward, and on the basis that it is expected to have future taxable income to utilise the balance of the management expenses forward, a deferred tax asset was recognised in respect of the unutilised management expenses forward as at December, 31 2006.

A deferred tax asset of US$185,000 (2005: US$316,000) in respect of US state credit carryforwards was not recognised due to uncertainties regarding future full utilisation of these state credit carryforwards in the related tax jurisdiction in future periods.

A deferred tax asset of US$87,000 (2005: US$nil) in respect of net operating losses of US$264,000 (2005: US$nil) in France was not recognised due to uncertainties regarding future full utilisation of these losses in the related tax jurisdiction in future periods.

Unrecognised deferred tax liabilities

At December 31, 2006 and 2005, there was no recognised or unrecognised deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries. The Group is able to control the timing of the reversal of the temporary differences of its subsidiaries and it is probable that these temporary differences will not reverse in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Movement in temporary differences during the year

	Balance January, 1 2006	Recognised in income	Recognised in goodwill	Recognised in equity	Balance December 31, 2006
	US$’000	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	(1,650)	(73)	-	-	(1,723)
Intangible assets	(4,492)	(422)	(1,371)	-	(6,285)
Inventories	981	906	-	-	1,886
Provisions and valuation allowances	640	415	-	-	1,055
Other items	(455)	(719)	-	4	(1,170)
Tax value of loss carryforwards recognised	1,525	2,922	-	-	4,447
	(3,451)	3,029	(1,371)	4	(1,790)

	Balance January 1, 2005	Recognised in income	Recognised in goodwill	Recognised in equity	Balance December 31, 2 005
	US$’000	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	(1,140)	53	(563)	-	(1,650)
Intangible assets	(2,276)	(459)	(1,757)	-	(4,492)
Inventories	1,176	(272)	77	-	981
Provisions and valuation allowances	173	135	332	-	640
Other items	(126)	(383)	13	41	(455)
Tax value of loss carryforwards recognised	1,083	442	-	-	1,525
	(1,110)	(484)	(1,898)	41	(3,451)

13.	OTHER ASSETS

	December 31, 2006 US$‘000	December 31, 2005 US$‘000

Other assets	76	61
	76	61

14.	INVENTORIES

	December 31, 2006 US$‘000	December 31, 2005 US$‘000

Raw materials and consumables	10,598	8,983
Work-in-progress	10,167	10,192
Finished goods	24,807	17,275
	45,572	36,450

All inventories are stated at the lower of cost or net realisable value. Total inventories for the Group are shown net of provisions of US$7,284,000 (2005: US$3,654,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

15.	TRADE AND OTHER RECEIVABLES

	December 31, 2006 US$‘000	December 31, 2005 US$‘000

Trade receivables, net of impairment losses	28,359	17,591
Prepayments	3,492	1,956
Value added tax	422	29
Called up share capital not received	-	61
Finance lease receivables	707	1,159
Other receivables	135	89
	33,115	20,885

Trade receivables for the Group are shown net of the impairment losses provision of US$1,074,000 (2005: US$587,000). See note 1(j).

Leases as lessor
(i) Finance lease commitments - Group as lessor
The Group leases instruments as part of its business. Future minimum finance lease receivables with non-cancellable terms are as follows:

	December 31, 2006 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	429	161	268
Between one and five years	887	448	439
	1,316	609	707

	December 31, 2005 US$’000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	438	60	378
Between one and five years	933	152	781
	1,371	212	1,159

Under the terms of the lease arrangements, no contingent rents are receivable.
(ii) Operating lease commitments - Group as lessor
The Group has leased a facility consisting of 9,000 square feet in Dublin, Ireland. This property has been sub-let by the Group. The lease contains a clause to enable upward revision of the rent charge on a periodic basis. The Group also leases instruments under operating leases as part of its business.

Future minimum rentals receivable under non-cancellable operating leases are as follows:

	December 31, 2006 US$’000
	Land and buildings	Instruments	Total
Less than one year	171	948	1,119
Between one and five years	684	1,513	2,197
More than five years	812	-	812
	1,667	2,461	4,128

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

	December 31, 2005 US$’000
	Land and buildings	Instruments	Total
Less than one year	153	1,190	1,343
Between one and five years	611	1,589	2.200
More than five years	879	-	879
	1,643	2,779	4,422

16.           FINANCIAL ASSETS

	December 31, 2006 US$’000	December 31, 2005 US$’000
Restricted cash	15,500	9,000

As part security for the Group’s banking facility (note 20), the Group has US$15,500,000 (2005: US$9,000,000) which it must hold on interest-bearing deposit. As a result, this cash of US$15,500,000 (2005: US$9,000,000) is shown as a financial asset at December 31, 2006.

17.           CASH AND CASH EQUIVALENTS

	December 31, 2006 US$’000	December 31, 2005 US$’000
Cash at bank and in hand	2,579	4,916
Short-term deposits	242	4,965
Cash and cash equivalents in the statements of cash flows	2,821	9,881

Cash relates to all cash balances which are readily available at year end. Cash equivalents relate to all cash balances on deposit, with a maturity of less than three months, which are not restricted. See note 27 (c).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

18.           CAPITAL AND RESERVES

	Share capital ‘A’ ordinary shares	Share capital ‘B’ ordinary shares	Share premium	Translation reserve	Warrant reserve	Owned shares	Hedging reserves	Convertible notes - equity component	Retained earnings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2004	658	12	87,596	-	-	-	-	-	(6,543)	81,723
Total recognised income and expense	-	-	-	118	-	-	-	-	5,714	5,832
Options and warrants exercised	12	-	1,968	-	-	-	-	-	-	1,980
Class A shares issued on conversion of convertible notes	1	-	426	-	-	-	-	-	-	427
Class A shares issued in private placement	63	-	24,272	-	-	-	-	-	-	24,335
Class A shares issued to fund an acquisition	30	-	7,691	-	-	-	-	-	-	7,721
Share issue expenses	-	-	(1,509)	-	-	-	-	-	-	(1,509)
Share-based payments	-	-	-	-	-	-	-	-	758	758
Own shares acquired	-	-	-	-	-	(2,373)	-	-	-	(2,373)
Balance at December 31, 2004	764	12	120,444	118	-	(2,373)	-	-	(71)	118,894

Balance at December 31, 2004	764	12	120,444	118	-	(2,373)	-	-	(71)	118,894
Adjustment in respect of adoption of IAS 32 and 39 on January 1, 2005 (note 1(a))	-	-	(3,779)	-	3,803	-	373	164	(297)	264

Balance at January 1, 2005 as restated	764	12	116,665	118	3,803	(2,373)	373	164	(368)	119,158
Total recognised income and expense	-	-	-	(1,740)	-	-	(437)	-	5,280	3,103
Share-based payments	-	-	-	-	-	-	-	-	1,368	1,368
Options and warrants exercised	27	-	2,464	-	-	-	-	-	-	2,491
Class A shares issued on conversion of convertible notes	27	-	5,439	-	-	-	-	-	-	5,466
Share issue expenses	-	-	(341)	-	-	-	-	-	-	(341)
Own shares sold	-	-	-	-	-	2,373	-	-	-	2,373
Balance at December 31, 2005	818	12	124,227	(1,622)	3,803	-	(64)	164	6,280	133,618

Balance at January 1, 2006	818	12	124,227	(1,622)	3,803	-	(64)	164	6,280	133,618
Total recognised income and expense	-	-	-	1,347	-	-	64	-	3,276	4,687
Share-based payments	-	-	-	-	-	-	-	-	1,262	1,262
Options exercised	2	-	212	-	-	-	-	-	-	214
Class A shares issued on conversion of convertible notes	20	-	3,624	-	-	-	-	-	-	3,644
Class A shares issued in private placement	126	-	24,879	-	-	-	-	-	-	25,005
Share issue expenses	-	-	(1,168)	-	-	-	-	-	-	(1,168)
Balance at December 31, 2006	966	12	151,774	(275)	3,803	-	-	164	10,818	167,262

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Share capital

	Class ‘A’ Ordinary shares	Class ‘A’ Ordinary shares
In thousands of shares	2006	2005

In issue at January 1	60,041	54,904
Issued for cash	11,739	2,615
Issued for non cash (note 21)	1,822	2,522
In issue at December 31	73,602	60,041

	Class ‘B’ Ordinary shares	Class ‘B’ Ordinary shares
In thousands of shares	2006	2005

In issue at January 1	700	700
Issued for cash	-	-
In issue at December 31	700	700

The Group had authorised share capital of 100,000,000 ‘A’ ordinary shares of US$0.0109 each (2005: 75,000,000 ‘A’ ordinary shares of US$0.0109 each) and 700,000 ‘B’ ordinary shares of US$0.0109 each (2005: 700,000 ‘B’ ordinary shares of US$0.0109 each) as at December 31, 2006.

(a)
In April 2006, Trinity Biotech completed a US$25,005,000 private placement of 11,593,840 of Class ‘A’ Ordinary Shares of the Group. The Group issued a further 145,156 shares from the exercise of employee options for a consideration of US$214,000. Transactions costs relating to the private placement and the exercise of employee options amounted to US$1,168,000. 1,821,980 shares (equivalent to US$3,644,000) were issued on a non cash basis as the Group made part of its convertible debt repayments by way of shares during the year (see note 21).

(b)
During 2005, the Group issued 2,615,375 ‘A’ Ordinary Shares from the exercise of employee options for a consideration of US$2,491,000, settled in cash. A further 2,522,000 shares (equivalent to US$5,465,000) were issued on a non cash basis as the Group chose to make part of its convertible debt repayments in 2005 by way of shares.

(c)
Since its incorporation the Group has not declared or paid dividends on its ‘A’ Ordinary Shares or ‘B’ Ordinary Shares. The Group anticipates, for the foreseeable future, that it will retain any future earnings in order to fund its business operations. The Group does not, therefore, anticipate paying any cash or share dividends on its ‘A’ Ordinary or ‘B’ Ordinary shares in the foreseeable future. As provided in the Articles of Association of the Company, dividends or other distributions will be declared and paid in US Dollars.

(d)
The Class ‘B’ Ordinary Shares have two votes per share and the rights to participate in any liquidation or sale of the Group and to receive dividends as if each Class ‘B’ Ordinary Share were two Class ‘A’ Ordinary Shares. In all other respects they rank pari passu with the ‘A’ ordinary shares.

Currency translation reserve
The currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign currency denominated operations of the Group since January 1, 2004.

Warrant reserve
The warrant reserve comprises the equity component of share warrants issued by the Group. There were no new warrants issued by the Group in 2006 or 2005. At 31 December, 2004 the fair value of these warrants was included within share premium. As part of the adoption of IAS 32 and IAS 39 the Group has elected to disclose the fair value of these warrants as a separate reserve within equity. The Group calculates the fair value of warrants at the date of issue taking the amount directly to reserves. The fair value is calculated using the trinomial model. The fair value which is assessed at the grant date is calculated on the basis of the contractual term of the warrants. In accordance IFRS 2, 1,258,824 warrants with a value of (US$3,803,000) have been fair valued and classified as a separate reserve.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

The following input assumptions were made to fair value the warrants:

Fair value at date of measurement	US$3.02

Share price	US$4.78
Exercise price	US$5.25
Expected volatility	78.31%
Contractual life	5 years
Risk free rate	3.26%
Expected dividend yield	-

A further 58,500 warrants which were outstanding at December 31, 2006 do not fall within the scope of IFRS 2 and hence were not fair valued.

Owned shares
In April 2004, the Group completed the acquisition of the assets of Fitzgerald Industries International Inc (Fitzgerald) for US$16,000,000 in cash (before contingent consideration and costs).  The acquisition was partly funded by the issue of 2,783,984 ‘A’ Ordinary Shares of the Group. As at December 31, 2004, the Group funded the in substance repurchase of 817,470 shares with a value of US$2,373,000. All of these shares were resold in the market in 2005.

Hedging reserve
The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions entered into but not yet crystallised. At December 31, 2006 the Group had no hedged transactions outstanding.

19.            SHARE OPTIONS AND SHARE WARRANTS

Warrants
The Company granted warrants to purchase 940,405 Class 'A' Ordinary Shares in the Company to agents of the Company who were involved in the Company's private placements in 1994 and 1995 and the debenture issues in 1997, 1999 and 2002. A further warrant to purchase 100,000 Class 'A' Ordinary Shares was also granted to a consultant of the Company. In January 2004, the Company completed a private placement of 5,294,118 Class ‘A’ Ordinary Shares of the Company at a price of US$4.25 per share. The investors were granted five year warrants (vesting immediately) to purchase an aggregate of 1,058,824 Class ‘A’ Ordinary Shares in the Company at an exercise price of US$5.25 per share. The Company granted further warrants (vesting immediately) to purchase 200,000 Class 'A' Ordinary Shares in the Company to agents of the Company who were involved in this private placement in January 2004 at an exercise price of US$5.25. These warrants also have a term of five years. At December 31, 2006 there were warrants to purchase 1,317,324 Class ‘A’ Ordinary shares in the Company outstanding.

	December 31, 2006	December 31, 2005
Outstanding at beginning of period	1,317,324	1,317,324
Granted	-	-
Exercised	-	-
Outstanding at end of period	1,317,324	1,317,324

Options
Under the terms of the Company’s Employee Share Option Plan, options to purchase 8,294,743 (excluding warrants of 1,317,324) Class 'A' Ordinary Shares were outstanding at December 31, 2006. Under the plan, options are granted to officers, employees and consultants of the Group at the discretion of the compensation committee (designated by the board of directors), under the terms outlined below.

The terms and conditions of the grants are as follows, whereby all options are settled by physical delivery of shares:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Vesting conditions
The options vest following a period of service by the officer or employee. The required period of service is determined by the compensation committee at the date of grant of the options (usually the date of approval by the compensation committee) and it is generally over a four year period. There are no market conditions associated with the share option grants.

Contractual life
The term of an option will be determined by the compensation committee, provided that the term may not exceed seven years from the date of grant (some of the Group’s earlier plans had a ten year life). All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with the Group (or one year after such termination because of death or disability) except where a longer period is approved by the Board of Directors. Under certain circumstances involving a change in control of the Group, the committee may accelerate the exercisability and termination of the options.

The number and weighted average exercise price of share options and warrants per ordinary share is as follows (as required by IFRS 2, this information relates to all grants of share options and warrants by the Group):

	Options and warrants	Weighted- average exercise price US$	Range US$
Outstanding January 1, 2004	8,327,394	1.44	0.81 -5.00
Granted	3,162,824	3.68	2.33- 5.25
Exercised	(1,113,538)	1.82	0.98 - 2.75
Forfeited	(430,339)	1.66	0.98 -4.00
Outstanding at end of period	9,946,341	2.10	0.81 -5.25

Exercisable at end of year	5,693,844	2.20	0.81 -5.25

Outstanding January 1, 2005	9,946,341	2.10	0.81 -5.25
Granted	1,670,000	1.69	1.59 -3.00
Exercised	(2,615,376)	1.00	0.81-1.75
Forfeited	(152,508)	1.99	0.98-4.00
Outstanding at end of period	8,848,457	2.35	0.81-5.25

Exercisable at end of year	4,589,342	US$2.69	0.81-5.25

Outstanding January 1, 2006	8,848,457	2.35	0.81-5.25
Granted	1,617,000	2.02	1.35-2.30
Exercised	(145,155)	1.47	0.98-1.75
Forfeited	(708,235)	2.15	0.81-5.00
Outstanding at end of period	9,612,067	US$2.32	0.98-5.25

Exercisable at end of year	5,605,469	US$2.50	0.98-5.25

The weighted average share price at the date of exercise for options exercised in 2006 is US$2.19 (2005: US$2.09) (2004: US$4.21).

The opening share price per Class ‘A’ Ordinary share at the start of the financial year was US$2.04 (2005 US$2.93) (2004: US$5.58) and the closing share price at December 31, 2006 was US$2.14 (2005: US$2.04) (2004: US$2.93). The average share price for the year was US$2.14.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

A summary of the range of prices for the Company’s stock options and warrants for the year ended December 31, 2006 follows:

	Outstanding			Exercisable
Exercise price range	No. of options	Weighted- avg exercise price	Weighted- avg contractual life remaining (years)	No. of options	Weighted- avg exercise price	Weighted- avg contractual life remaining (years)
US$0.81-US$0.99	1,233,834	US$0.98	2.43	1,233,834	US$0.98	2.43
US$1.00-US$2.05	3,635,210	US$1.60	4.12	1,868,542	US$1.52	2.60
US$2.06-US$2.99	3,153,366	US$2.39	5.29	1,038,772	US$2.57	4.01
US$3.00-US$5.25	1,589,657	US$4.87	2.39	1,464,321	US$5.01	2.23
	9,612,067			5,605,469

The weighted-average remaining contractual life of options outstanding at December 31, 2006 was 4.0 years (2005: 4.24 years). The information above also includes outstanding warrants.

A summary of the range of prices for the Company’s stock options and warrants for the year ended December 31, 2005 follows:

	Outstanding			Exercisable
Exercise price range	No. of options	Weighted- avg exercise price	Weighted-a vg contractual life remaining (years)	No. of options	Weighted- avg exercise price	Weighted- avg contractual life remaining (years)
US$0.81-US$0.99	1,339,322	US$0.97	3.32	839,322	US$0.97	3.05
US$1.00-US$2.05	3,576,340	US$1.57	4.64	1,580,561	US$1.49	2.74
US$2.06-US$2.99	2,262,974	US$2.56	4.79	746,305	US$2.52	3.53
US$3.00-US$5.25	1,669,821	US$4.84	3.35	1,423,154	US$5.12	3.00
	8,848,457			4,589,342

The recognition and measurement principles of IFRS 2 have been applied to share options granted under the Company’s share options plans since November 7, 2002 which have not vested by January 1, 2005 in accordance with IFRS 2 as adopted by the EU.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Charge for the year under IFRS 2

The charge to the income statement is calculated based on the fair value of the options granted which have not yet vested.

The fair value of the options is expensed over the vesting period of the option. US$1,141,000 was charged to the income statement in 2006, (2005: US$1,368,000) (2004: US$758,000) split as follows:

	December 31, 2006 US$‘000	December31, 2005 US$‘000	December31, 2004 US$‘000
Share-based payments - cost of sales	89	110	81
Share-based payments - research and development	36	210	96
Share-based payments - selling, general and administrative	1,016	1,048	581
Total	1,141	1,368	758

The total share based payments charge for the year was US$1,262,000. However, a total of US$121,000 of research and development share based payments was capitalised in intangible assets during the year.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a trinomial model. The following are the input assumptions used in determining the fair value of share options granted in 2006 and 2005:

	Key management personnel	Other employees	Key management personnel	Other employees
	2006	2006	2005	2005
Weighted average fair value at measurement date Total share options granted	US$1.17 860,000	US$0.97 757,000	US$0.95 650,000	US$0.75 1,019,000

Weighted average share price	US$2.09	US$1.95	US$1.67	US$1.69
Weighted average exercise price	US$2.09	US$1.95	US$1.67	US$1.71
Weighted average expected volatility	56.11%	54.88%	60.3%	59.72%
Weighted average expected life	5.73 years	4.47 years	5.33 years	3.28 years
Weighted average risk free interest rate	4.55%	4.83%	4.51%	4.01%
Expected dividend yield	0%	0%	0%	0%

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility is based on the historic volatility (calculated based on the expected life of the options). The Group has considered how future experience may affect historical volatility. The profile and activities of the Group are not expected to change in the immediate future and therefore Trinity Biotech would expect estimated volatility to be consistent with historical volatility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

20.	INTEREST-BEARING LOANS AND BORROWINGS
This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings. For more information about the Group’s exposure to interest rate and foreign currency risk, see note 29.

	Note	December 31, 2006 US$’000	December 31, 2005 US$’000
Current liabilities
Finance lease liabilities		256	241
Promissory note		-	3,000
Bank loans, secured	27(c)
- Repayable by instalment		8,157	2,504
- Repayable not by instalment		1,969	1,975
		10,382	7,720

Non-current liabilities
Finance lease liabilities		248	381
Bank loans, secured	27(c)
- Repayable by instalment		32,828	9,988
		33,076	10,369

Bank loans
Trinity Biotech has a US$43,340,000 club banking facility with Allied Irish Bank plc and Bank of Scotland (Ireland) Limited. The facility consists of a five year term loan of US$41,340,000 and a one year revolver of US$2,000,000. Due to the acquisition of the haemostasis product line of bioMerieux, (see note 26), the facility was amended in July 2006, increasing the original loan facility by US$30 million from US$13,340,000 to US$43,340,000. The term loan is repayable in ten equal biannual instalments commencing in January 2007. This facility is secured on the assets of the Group (see note 27 (c)).Various covenants apply to the Group’s bank borrowings. At December 31, 2006, the total amount outstanding under the facility amounted to US$42,917,000. The debt is stated net of unamortised funding costs of US$423,000.

Finance lease liabilities
Finance lease liabilities are payable as follows:

	December 31, 2006 US$’000
	Minimum lease payments	Interest	Principal
Less than one year	278	22	256
In more than one year, but not more than two	234	8	226
In more than two years but not more than three	23	1	22
	535	31	504

	December 31, 2005 US$’000
	Minimum lease payments	Interest	Principal
Less than one year	267	26	241
In more than one year, but not more than two	220	15	205
In more than two years but not more than three	181	5	176
	668	46	622

Under the terms of the lease arrangements, no contingent rents are payable.

Promissory notes
During 2006, the Group issued a promissory note for the payment of deferred consideration to bioMerieux as part of the acquisition of their haemostasis product line. However, these notes are non interest bearing and are included under Other Financial Liabilities at December 31, 2006 (see note 23). In July 2005, Trinity Biotech completed the acquisition of Primus Corporation for a total consideration of US$14,503,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Part of the consideration included a one year promissory note of US$3 million. Interest was charged on this note at a quarterly rate of 0.5% above the base interest rate of the US Federal Reserve Bank and this interest was paid to the shareholders of Primus on a quarterly basis. As the interest rate applying to the promissory note represented a commercial interest rate, the Group did not discount the promissory note. The principal amount of US$3,000,000 was paid to the shareholders of Primus during 2006.

21.	CONVERTIBLE NOTES - INTEREST BEARING

	December 31, 2006 US$’000	December 31, 2005 US$’000
Convertible notes
Due within one year	1,836	7,203
Due greater than one year	-	1,836
Total	1,836	9,039

At December 31, 2006, the balance outstanding on the convertible notes, resulting from the private placement of US$20,00,000 in July 2003 and a further US$5,000,000 in January 2004, was US$1,836,000 (2005: US$9,039,000) including accrued interest at year end of US$14,000 (2005: US$70,000). The Group made four principal repayments of US$1,822,000 each during 2006. Two repayments were made by way of cash and two repayments were made by the issue of shares. The final principal repayment was made on January 2, 2007 by way of shares.

The Company has availed of the exemption in IFRS 1 and has not applied IAS 32 until January 1, 2005. Under IAS 32, the equity and liability elements of the convertible notes are recorded separately, with the equity component of the convertible notes being calculated as the excess of the issue proceeds over the present value of the future interest and principal repayments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. Transaction costs are allocated to the liability and equity components in proportion to the allocation of proceeds. The corresponding interest expense recognised in the income statement is calculated using the effective interest rate method. The effective interest rate is the normal coupon rate of 3% adjusted for the effect of transaction costs.

	2006 US$’000	2005 US$’000

Proceeds from issue of convertible notes	25,000	25,000
Transaction costs	(1,307)	(1,307)
Net	23,693	23,693
Converted to shares	(15,533)	(11,889)
Cash repayments	(7,288)	(3,644)
Amount classified as equity	(297)	(297)
Accreted interest capitalised	1,261	1,176
Carrying amount of liability at December 31	1,836	9,039

The amount of the convertible notes classified as equity on January 1, 2005 of US$297,000 is net of attributable transaction costs of US$16,000. Of the US$297,000, US$71,000 has been reclassified from equity to share capital and share premium following the share conversions in December 2003 and January 2004. At December 31, 2005 and 2006 the amount classified as equity of US$226,000 is stated net of the related deferred tax asset of US$62,000 and carried at US$164,000.

22.	TRADE AND OTHER PAYABLES

	December 31, 2006 US$’000	December 31, 2005 US$’000

Trade payables	7,752	6,065
Payroll taxes	415	296
Employee related social insurance	438	347
Accrued liabilities	8,983	5,345
Deferred income	2,871	715
	20,459	12,768

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

23.	OTHER FINANCIAL LIABILITIES

	December 31, 2006 US$’000	December 31, 2005 US$’000
Consideration
Due within 1 year	3,120	3,707
Due greater than 1 year	2,568	-
	5,688	3,707

Consideration
In June 2006, the Group acquired the haemostasis product line of bioMerieux for a cash consideration of US$38.2 million. In addition bioMerieux is entitled to deferred consideration up to a maximum of US$6.2 million, payable in June 2007 and up to an additional US$5.3 million, payable in June 2008, depending on the performance of the product line during 2006. At December 31, 2006, it was determined that the deferred consideration of US$3.2million and US$2.8 million would be payable in July 2007 and July 2008 respectively. In accordance with the Group’s policy these deferred consideration amounts have been discounted to reflect their fair value at the date of acquisition. At December 31, 2006, the fair value of the deferred consideration amounted to US$3,120,000 and US$2,568,000 respectively.

The Group has issued a promissory note for the payment of the deferred consideration.  According to the terms of this promissory note, there are certain events of default which may cause the deferred consideration to become payable immediately.  In this instance the payment may, at the election of the holder of the promissory note, be payable in shares in Trinity Biotech, at a price of 90% of the average trading price for the preceding 20 days.  As at December 31, 2006 the Group was not in default of the terms of the promissory note and hence the deferred consideration has been classified according to the payment terms as outlined above.

In July 2005, Trinity Biotech completed the acquisition of Primus Corporation for US$14.5 million. The shareholders of Primus were entitled to an additional consideration depending on the growth of the Company during 2005 net of an adjustment relating to the level of working capital at the date of acquisition. At December 31, 2005 given the financial performance of Primus post acquisition, it was determined that US$2,705,000 would be payable to the former shareholders of Primus in 2006. This was paid to the shareholders of Primus in 2006.

In April, 2004, the Group acquired the trade and assets of Fitzgerald Industries International, Inc. (“Fitzgerald”) for US$16 million in cash. Under the terms of the purchase agreement, contingent consideration would be payable depending on the financial performance of that business during the first two years of operation post acquisition relative to its pre-acquisition performance. At December 31, 2005 it was determined, based on the performance of Fitzgerald in 2005, that an amount of US$1,002,000 would be payable to the shareholders of Fitzgerald. This was paid by the Group in 2006.

24.	PROVISIONS

	December 31, 2006 US$’000	December 31, 2005 US$’000

Provisions	100	199

Movement on provisions during the year is as follows:
December 31, 2006 US$’000
Balance at January 1, 2006	199
Provisions made during the year	100
Provisions released during the year	(199)
Balance at December 31, 2006	100

The above provision at December 31, 2006 represents the estimated cost of product warranties, the exact amount which cannot be determined, arising out of the acquisition of the haemostasis product line of bioMerieux. US$100,000 represents management’s best estimates of these obligations at December 31, 2006 and was recorded by way of a fair value adjustment on acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

The provision at December 31, 2005 represented estimated royalty amounts, the exact amount of which could not be determined at that date. The provision was determined to be US$nil and released during 2006.

25.	OTHER PAYABLES

	December 31, 2006 US$’000	December 31, 2005 US$’000

Other payables	838	102

26.	BUSINESS COMBINATIONS

2006 Acquisitions
In June 2006, Trinity Biotech acquired the haemostasis product line of bioMerieux Inc. (“bioMerieux”) for a total consideration of US$44.4 million, consisting of cash consideration of US$38.2 million, deferred consideration of US$5.5 million (net of discounting) and acquisition expenses of US$0.7million. At the year end, Trinity Biotech has accrued US$5,688,000 for the deferred consideration which will be paid in June 2007 and June 2008 (see note 23). A further US$5.5 million of consideration was contingent on the performance of the product line during 2006. However, the Group has determined that this contingent element is not payable as certain milestones concerning the performance of the business line were not met during 2006.

The results of this acquisition for 2006 are incorporated from the date of acquisition in the consolidated income statement for the year ended December 31, 2006. The bioMerieux portfolio comprises a range of haemostasis test kits in addition to a range of automated instruments which are comparable to various instruments within Trinity Biotech’s Destiny instrument range.

In October, 2006, Trinity Biotech acquired the French distribution business of Laboratoires Nephrotek SARL (“Nephrotek”) for a total consideration of US$1,175,000, consisting of cash consideration of US$1,060,000, of which US$239,000 remained payable at December, 31 2006 and acquisition expenses of US$115,000.

	bioMerieux US$’000	Nephrotek US$’000	Total US$’000
Property, plant and equipment	2,354	64	2,418
Inventories	12,529	345	12,874
Intangible assets	11,150	235	11,385
	26,033	644	26,677

Deferred tax liability (see note 12)	1,293	77	1,370
Trade and other payables	1,319	69	1,388
	2,612	146	2,758

Fair value of net assets	23,421	498	23,919
Goodwill arising on acquisition	21,002	677	21,679
	44,423	1,175	45,598

Consideration:
Cash payments	38,157	821	38,978
Deferred consideration	5,511	239	5,750
Costs associated with the acquisition	755	115	870
	44,423	1,175	45,598

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Goodwill capitalised during 2006 in respect of the acquired haemostasis product line from bioMerieux and the acquired distribution business from Nephrotek amounted to US$21,679,000 and comprises:

	Book values US$’000	Fair value adjustments US$’000	Fair value US$’000	Consideration US$’000	Goodwill US$’000
bioMerieux
Property, plant and equipment	2,659	(305)	2,354
Inventories (including prepayments)*	12,848	(319)	12,529
Intangible assets	-	11,150	11,150
	15,507	10,526	26,033

Deferred tax liability	-	1,293	1,293
Trade and other payables	1,219	100	1,319
	14,288	9,133	23,421	44,423	21,002

Nephrotek
Property, plant and equipment	96	(32)	64
Inventories	394	(49)	345
Intangible assets	-	235	235
	490	154	644

Deferred tax liability	-	77	77
Trade and other payables	40	29	69
	450	48	498	1,175	677

* As part of the acquisition of the haemostasis product line of bioMerieux, the Group agreed to acquire inventories from bioMerieux with a fair value of US$12,529,000 over a period of 12 months following the acquisition. By December 31, 2006 Trinity had received US$7,774,000 of this acquisition inventory.

The goodwill of US$21,002,000 arising on the transaction is attributable to future synergies that will accrue to Trinity Biotech.  These synergies will be achieved through the significant increase in scale of the haemostasis product line which this acquisition brings.  These synergies include the positive impact that the rationalisation of the combined haemostasis line such as greater operating efficiencies in the Group’s Irish manufacturing operations.

Following the acquisition of the haemostasis product line of bioMerieux, Trinity Biotech sought to combine the range of products acquired with the Group’s existing product range. As part of this process it was decided to discontinue various existing products and this resulted in a US$5.8 million provision against the existing inventory of the Group. This provision has been disclosed as a separate line item in cost of sales in the 2006 income statement.

During the period, following the acquisition, fair value adjustments were made to recognise intangible assets acquired in 2006. The inventory acquired under the acquisition of the haemostasis product line of bioMerieux is being provided to Trinity Biotech on a phased basis over the 12 month period after the acquisition date. Consequently, at December 31, 2006, the fair valuation of inventory has been assessed on a provisional basis and will be confirmed during 2007. The fair value of all other assets and liabilities was complete at December 31, 2006.

If the acquisitions had occurred on January 1, 2006 the Group revenue would have been US$141,935,000 and the retained profit for the financial period would have been US$5,559,000. This information was compiled using a combination of available financial information or where unavailable, extrapolations of the results of the haemostasis line of bioMerieux and the distribution business of Nephrotek, both of which were acquired during 2006.

Impact of the acquisition on the income statement
Since their acquisition, the haemostasis product line of bioMerieux Inc. and the French distribution business of Laboratoires Nephrotek SARL have been fully integrated into the business of Trinity Biotech in each of the markets in which it operates. Consequently it is not practical to disclose the profit impact of these acquisitions during 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

The revenues attributable to these two acquisitions which have been included in the results for 2006 have been estimated at US$21,068,000.

Impact of acquisitions on cash flow
There were two acquisitions in 2006 which had a cash outflow of US$39,334,000. These were partly funded by US$30,000,000 received as part of the amendment to the current bank loan facility (see note 20). As the working capital of the businesses acquired was integrated into the Group’s existing operations by December 31, 2006, post acquisition operating cashflows are not obtainable.

The following represents the increases to goodwill which took place in 2006.
US$’000
Goodwill recognised with respect to 2006 acquisitions
- bioMerieux	21,002
- Nephrotek	677
Total goodwill movement in 2006	21,679

2005 Acquisitions
In March 2005, Trinity Biotech completed the acquisition of the assets of Research Diagnostics Inc (“RDI”), a provider of immunodiagnostic products for US$4,200,000 in cash. Acquisition expenses amounted to US$105,000. In July 2005, Trinity Biotech completed the acquisition of 100% of the equity in Primus Corporation (“Primus”), a leader in the field of in-vitro diagnostic testing for haemoglobin A1c and haemoglobin variants for US$14,503,000 consisting of a cash consideration of US$8,587,000 and a one year promissory note of US$3,000,000. Acquisition expenses amounted to US$211,000. Under the terms of the purchase agreement, the shareholders of Primus were also entitled to an additional consideration based on the growth of the Group during the remainder of 2005. At December 31, 2005, the Group has accrued US$2,705,000 for this additional consideration which was paid in 2006. The results of these acquisitions for 2005 are incorporated from the date of acquisition in the consolidated statement of income for the year ended December 31, 2005. The fair value of the identifiable assets and liabilities were as follows:

	Primus US$’000	RDI US$’000	Total US$ ‘000
Property, plant and equipment	2,395	-	2,395
Trade and other receivables	1,848	-	1,848
Inventories	1,304	113	1,417
Intangible assets	4,615	1,790	6,405
	10,162	1,903	12,065

Deferred tax liability (see note 12)	1,825	216	2,041
Trade and other payables	1,649	-	1,649
	3,474	216	3,690

Fair value of net assets	6,688	1,687	8,375
Goodwill arising on acquisition	7,688	2,618	10,306
	14,376	4,305	18,681

Consideration:
Cash payments	8,587	4,200	12,787
Less cash transferred with subsidiary	(127)	-	(127)
Deferred consideration	3,000	-	3,000
Other consideration (see note 23)	2,705	-	2,705
Costs associated with the acquisition	211	105	316
	14,376	4,305	18,681

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
Goodwill capitalised during 2005 in respect of acquired businesses amounted to US$10,306,000 and comprises:

	Book values US$’000	Fair value adjustments US$’000	Fair value US$’000	Consideration US$’000	Goodwill U000
Primus
Property, plant and equipment	2,371	24	2,395
Trade and other receivables	1,848	-	1,848
Inventories	1,858	(554)	1,304
Intangible assets	330	4,285	4,615
	6,407	3,755	10,162

Deferred tax liability	-	1,825	1,825
Trade and other payables	1,566	(33)	1,533
Creditors greater than one year	116	-	116
	4,725	1,963	6,688	14,376	7,688

RDI
Property, plant and equipment	10	(10)	-
Inventories	146	(33)	113
Intangible assets	-	1,790	1,790
	156	1,747	1,903

Deferred tax liability	-	216	216
	156	1,531	1,687	4,305	2,618

27.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments
The Group had capital commitments of US$1,731,000 authorised and contracted for as at December 31, 2006 (2005: US$nil). These capital commitments relate to additional plant and equipment required for the Group’s premises in Bray, Ireland as part of the integration of the bioMerieux acquisition.

(b)	Leasing Commitments
The Group leases a number of premises under operating leases. The leases typically run for periods up to 25 years. Lease payments are reviewed periodically (typically on a 5 year basis) to reflect market rentals. Operating lease commitments payable during the next 12 months amount to US$3,650,000 (2005: US$2,277,000) payable on leases of buildings at Dublin and Bray, Ireland, Berkshire, UK, Paris, France, Umea, Sweden, upstate New York, Kansas City, New Jersey, Massachusetts and Carlsbad, California and motor vehicles and equipment in Sweden, UK and Germany. US$475,000 (2005: US$249,000) of these operating lease commitments relates to leases whose remaining term will expire within one year, US$194,000 (2005: US$82,000) relates to leases whose remaining term expires between one and two years, US$937,000 (2005: US$342,000) between two and five years and the balance of US$2,044,000 (2005: US$1,604,000) relates to leases which expire after more than five years. See note 28.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Future minimum operating lease commitments with non-cancellable terms in excess of one year are as follows:
Year ended
2006
Operating leases
US$’000
2007	3,650
2008	3,859
2009	3,342
2010	2,797
2011	2,556
Later years	32,062
Total lease obligations	48,266

Year ended
2005
Operating leases
US$’000

2006	2,277
2007	1,998
2008	1,936
2009	1,719
2010	1,539
Later years	15,998
Total lease obligations	25,467

For future minimum finance lease commitments, in respect of which the lessor has a charge over the related assets, see note 20.

(c)	Bank Security
The Group’s bank borrowings (note 20) are secured by a fixed and floating charge over the assets of Group entities, including specific charges over the shares in the subsidiaries and the Group’s patents. Various covenants apply to the Group’s bank borrowings with respect to profitability, interest cover, capital expenditure, working capital and location of assets. As at December 31, 2006 the Group was in breach of a number of these covenants which had been waived by the banks. The banks also agreed to amend those covenants for subsequent periods. The Group has agreed to maintain US$15,500,000 (2005: US$9,000,000) on deposit with its lending banks. Resulting from the restrictions on this cash, the US$15,500,000 (2005: US$9,000,000) is shown as a financial asset at December 31, 2006. See note 16.

(d)	Section 17 Guarantees
Pursuant to the provisions of Section 17, Irish Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, Trinity Biotech Manufacturing Services Limited, Trinity Research Limited, Benen Trading Limited, Trinity Biotech Financial Services Limited and Trinity Biotech Sales Limited, subsidiary undertakings in the Republic of Ireland, for the financial year to December 31, 2006 and, as a result, these subsidiary undertakings have been exempted from the filing provisions of Section 17, Irish Companies (Amendment) Act, 1986. Where the Company enters into these guarantees of the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements and accounts for them as such.  The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the company will be required to make a payment under the guarantee.  The Company does not enter into financial guarantee with third parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

(e)           Legal Settlement
In December 2003, Trinity Biotech initiated legal proceedings in the Superior Court of Middlesex County, Massachusetts against Inverness Medical and its affiliate Wampole for declaratory judgement, breach of contract and unfair and deceptive business practices in connection with the Defendants’ performance under a distribution agreement initially entered into in 1995 by Clark Laboratories Inc (now part of the Trinity Biotech Group) and subsequently amended in 2002. This legal dispute was settled during 2006. In August 3, 2006 the parties entered into a settlement agreement, a patent licence and a supply agreement. Under the terms of these agreements the parties settled their claims; Inverness granted Trinity a royalty bearing licence to its lateral flow patents for all diagnostic uses with the exception of women’s health and cardiology, including an Over the Counter (“OTC”) license for Trinity’s Unigold HIV products. In addition, Inverness agreed to manufacture Trinity’s Unigold HIV tests primarily for sale in the African market in its new facility in Hangzhou, China, and reimbursed Trinity US$1,000,000 towards its costs of US$967,000, incurred as part of the litigation.

(f)	Government Grant Contingencies
The Group has received research and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at December 31, 2006. However if the income were to become repayable, the maximum amounts repayable as at December 31, 2006 would amount to US$581,000.

28.	RELATED PARTY TRANSACTIONS
The Group has related party relationships with its subsidiaries, and with its directors and executive officers.

Leasing arrangements with related parties
The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of the Company, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland.

In July 2000, Trinity Biotech entered into an agreement with JRJ pursuant to which the Group took a lease of a 25,000 square foot premises adjacent to the existing facility for a term of 20 years at a rent of €7.62 per square foot (“the Current Extension”) for an annual rent of €190,000 (US$252,000). During 2006, the rent on this property was reviewed and increased to €11.00 per square foot, resulting in an annual rent of €275,000 (US$364,000).

On November 20, 2002, the Group entered into an agreement for a 25 year lease with JRJ for offices that have been constructed adjacent to its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$504,000) is payable from January 1, 2004. Independent valuers have advised the Group that the rent fixed in respect of the Current Extension and the lease represents a fair market rent.

At December 31, 2006 the Group has agreed to enter a further 25 year lease with JRJ for an additional 43,000 square foot manufacturing facility, in Bray Ireland, at a rate of €11.25 per square foot giving a total annual rent of €484,000 (US$641,000). This lease will commence upon completion of the construction of the facility by JRJ during 2007. The directors determined, taking into account the advice of an independent valuer, that the rent in relation to this new premises represents a fair market rent.

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises.

Compensation of key management personnel of the Group

The key management personnel of the Group is made up of the four executive directors. Compensation for the year ended December 31, 2006 of these personnel is detailed below:

	December 31, 2006	December 31, 2005
	US$’000	US$’000
Short-term employee benefits	2,113	1,752
Post-employment benefits	119	131
Equity compensation benefits	665	828
	2,897	2,711

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Total director emoluments included in note 5 includes non executive director’s fees of US$100,000 and equity compensation benefits of US$67,000. Total director’s remuneration is also included in “personnel expenses” (see note 6).

Directors’ and executive officers interests in the Company’s shares and share option plan

	‘A’ Ordinary Shares	Share options
At January 1, 2006	5,881,205	4,211,666
Exercised	-	-
Granted	-	860,000
Lapsed/ forfeited	-	(259,583)
Shares sold	-	-
Shares purchased	-	-
At December 31, 2006	5,881,205	4,812,083

	‘A’ Ordinary Shares	Share options
At January 1, 2005	1,379,530	6,108,541
Exercised	-	(2,546,875)
Granted	-	650,000
Shares sold	-	-
Shares purchased	4,501,675	-
At December 31, 2005	5,881,205	4,211,666

Rayville Limited, an Irish registered company, which is wholly owned by the four executive directors and certain other executives of the Group, owns all of the ‘B’ non-voting Ordinary Shares in Trinity Research Limited, one of the Group’s subsidiaries. The ‘B’ shares do not entitle the holders thereof to receive any assets of the company on a winding up. All of the ‘A’ voting ordinary shares in Trinity Research Limited are held by the Group. Trinity Research Limited may, from time to time, declare dividends to Rayville Limited and Rayville Limited may declare dividends to its shareholders out of those amounts. Any such dividends paid by Trinity Research Limited are ordinarily treated as compensation expense by the Group in the consolidated financial statements prepared in accordance with IFRS as adopted by the EU, notwithstanding their legal form of dividends to minority interests, as this best represents the substance of the transactions. The amount of dividends included in compensation expense was US$969,000, US$1,410,000 and US$1,911,000 for 2004, 2005 and 2006 respectively, of which US$914,000, US$1,333,000 and US$1,779,000 respectively related to the four executive directors of the Group. There were no dividends payable to Rayville Limited as of December 31, 2004, 2005 or 2006.

In addition, in December 2006, the remuneration committee of the Board approved the payment of a dividend of US$5,331,000 by Trinity Research Limited to Rayville Limited on the ‘B’ shares held by it. This will be used to fund executive compensation over the next number of years under the arrangement described above and will be reflected in compensation expense over the corresponding period. As this payment is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the remuneration committee of the Board and is unsecured and interest free, the Group has netted this dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2006 consolidated financial statements.

29.	DERIVATIVES AND FINANCIAL INSTRUMENTS
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

The main risks arising from the utilisation of these financial instruments are interest rate risk, liquidity risk and credit risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Interest rate risk
The Group borrows in US dollars at floating and fixed rates of interest. Year-end borrowings totalled US$45,294,000 (2005: US$27,128,000), (net of cash and restricted cash: US$26,973,000 (2005: US$8,247,000)), at interest rates ranging from 3.0% to 6.87% (2005: 3.0% to 5.65%) and including US$2,377,000 (2005: US$9,714,000) of fixed rate debt at interest rates ranging from 3% to 5% (2005: 3% to 5%). In broad terms, a one-percentage point increase in interest rates would increase interest income by US$183,000 (2005: US$189,000) and increase the interest expense by US$433,000 (2005: US$174,000) resulting in an increase in the net interest charge of US$246,000 (2005: decrease by US$15,000).

Effective interest rate and repricing analysis
The following table sets out all interest-earning financial assets and interest bearing financial liabilities held by the Group at December 31, indicating their effective interest rates and the period in which they re-price:

As at December 31, 2006 US$’000	Note	Effective interest rate	Total US$’000	1 year US$’000	1-2 years US$’000	2-5 years US$’000
Cash and cash equivalents	17	5.22%	2,821	2,821	-	-
Financial asset - restricted cash	16	5.22%	15,500	15,500	-	-
Secured bank loans - floating	20	6.87%	(42,917)	(42,917)	-	-
Secured bank loans - fixed	20	5%	(37)	-	-	(37)
Convertible notes - fixed	21	6.23%	(1,836)	(1,836)	-	-
Finance lease liabilities - fixed	20	5.91%	(504)	(5)	(104)	(395)
Total			(26,973)	(26,437)	(104)	(432)

The effective interest rate for the convertible notes is the normal coupon rate of 3% adjusted for the effect of transaction costs. The effective interest rate on all other loans and borrowings is the same as the actual interest rates.

As at December 31, 2005 US$’000	Note	Effective interest rate	Total US$’000	1 year US$’000	1-2 years US$’000	2-5 years US$’000
Cash and cash equivalents	17	4.22%	9,881	9,881	-	-
Financial asset - restricted cash	16	4.22%	9,000	9,000	-	-
Secured bank loans - floating	20	5.65%	(14,414)	(14,414)	-	-
Secured bank loans - fixed	20	5%	(53)	-	-	(53)
Promissory note - Floating	20	4.27%	(3,000)	(3,000)	-	-
Convertible notes - fixed	21	6.23%	(9,039)	-	(9,039)	-
Finance lease liabilities - fixed	20	5.60%	(622)	(54)	-	(568)
Total			(8,247)	1,413	(9,039)	(621)

Liquidity risk
The Group’s operations are cash generating. Short-term flexibility is achieved through the management of the group’s short-term deposits and through the use of a revolver loan facility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Foreign exchange risk
The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the euro. Arising from this, where considered necessary, the Group pursues a treasury policy, where necessary, which aims to sell US Dollars forward to match a portion of its uncovered euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these euro forecasted transactions. All of the forward contracts normally have maturities of less than one year after the balance sheet date. Where necessary, the forward contracts are rolled over at maturity. There were no forward contracts in place at December 31, 2006.

With an increasing level of euro denominated sales, the Group anticipates that, over the next three years, a higher proportion of its non-US Dollar expenses will be matched by non-US Dollar revenues. The Group had foreign currency denominated cash balances equivalent to US$952,000 at December 31, 2006 (2005: US$1,486,000).

IFRS 1 exemption from IAS 39
The Group has availed of the exemption in IFRS 1 and applied the requirements of IAS 39 prospectively from January 1, 2005.

Forecasted transactions
From January 1, 2005 the Group states its forward exchange contracts at fair value in the balance sheet. The Group classifies certain of its forward exchange contracts as hedging forecasted transactions and thus accounts for them as cash flow hedges. During 2005 and 2006, changes in the fair value of these contracts were recognized in equity and then in the case of contracts which were exercised during 2005 and 2006, the cumulative gain or losses were transferred to the income statement.

There were no forward exchange contracts in place at December 31, 2006. At December 31, 2005 the fair value of all forward exchange contracts amounted to a liability of US$44,000 which comprised of assets of US$6,000,000 and liabilities of US$6,044,000.

Credit Risk
The Group has no significant concentrations of credit risk. Exposure to credit risk is monitored on an ongoing basis. The Group maintains specific provisions for potential credit losses. To date such losses have been within management’s expectations. Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

With respect to credit risk arising from the other financial assets of the Group, which comprise cash and cash equivalents, restricted cash and potentially forward contracts, the Group’s exposure to credit risk arises from default of the counter-party, with a maximum exposure equal to the carrying amount of these instruments.

The Group maintains cash and cash equivalents and restricted cash with various financial institutions. These financial institutions are located in a number of countries and Group policy is designed to limit exposure to any one institution. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

The carrying amount reported in the balance sheet for cash and cash equivalents and restricted cash approximates their fair value.

Fair value of interest bearing financial liabilities
	Carrying Value US$’000	Fair Value US$’000
Convertible notes	1,836	1,836
Interest bearing loans	42,954	42,953
Finance leases	504	501
Total	45,294	45,290

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Interest rate profile of financial liabilities
The interest rate profile of financial liabilities of the Group was as follows:

	December 31, 2006 US$ ‘000	December 31, 2005 US$ ‘000

Floating rate financial liabilities	42,917	17,414
Fixed rate financial liabilities	2,377	9,714
	45,294	27,128

Floating rate financial liabilities comprise other borrowings that bear interest at rates of between 6.62% and 6.87%. These borrowings are provided by lenders at margins ranging from 1.25% to 1.50% over inter-bank rates.

The tables below provide information about the Group’s long-term debt obligations that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on estimated future interest rates. The information is presented in US Dollars, which is the Group’s reporting currency.

Group Maturity Before December 31	2007	2008	2009	2010	2011	After 2012	Total	Fair value
Long-term debt
Variable rate - US$000	10,109	8,146	8,183	8,221	8,258	-	42,917	42,917
Average interest rate	6.75%	6.75%	6.75%	6.75%	6.75%	-	6.75%

Fixed rate - US$000	2,109	243	25	-	-	-	2,377	2,373
Average interest rate	3.30%	5.34%	6.96%	-	-	-	3.55%

	December 31, 2006	December 31, 2005
Fixed rate financial liabilities
Weighted average interest rate	3.55%	3.15%
Weighted average period for which rate is fixed	0.46 years	1.13 years

Maturity of financial liabilities
The maturity profile of the Group financial liabilities was as follows:

	December 31, 2006 US$’000	December 31, 2005 US$’000

In one year or less, or on demand	12,218	14,922
In more than one year, but not more than two	8,389	4,546
In more than two years, but not more than three	8,208	2,680
In more than three years, but not more than four	8,221	2,492
In more than four years, but not more than five	8,258	2,488
	45,294	27,128

Fair Values of Financial Assets and Liabilities
There is no significant difference between the fair value and the carrying value of the Group’s financial assets and liabilities as at December 31, 2006 or December 31, 2005. At December 31, 2006 forward contracts with a carrying value of US$nil (2005:$44,000) had a fair value of US$nil (2005: US$44,000).

30.	ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of these financial statements requires us to make estimates and judgements that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

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

Key sources of estimation uncertainty
Note 11 contains information about the assumptions and their risk factors relating to goodwill impairment. Note 19 outlines information regarding the valuation of share options. In note 29, detailed analysis is given about the interest rate risk, credit risk, liquidity risk and foreign exchange risk of the Group.

Critical accounting judgements in applying the Group’s accounting policies
Certain critical accounting judgements in applying the group’s accounting policies are described below:

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

Factors considered important, as part of an impairment review, include the following:

•	Significant underperformance relative to expected historical or projected future operating results;
•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
•	Obsolescence of products;
•	Significant decline in our stock price for a sustained period; and our market capitalisation relative to net book value.

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

Allowance for slow-moving and obsolete inventory
We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write-off any inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value.

Allowance for impairment of receivables
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

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

While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing whether deferred tax assets can be recognised, there is no assurance that these deferred tax assets may be realisable. The extent to which recognised deferred tax assets which are recognised are not realisable could have a material adverse impact on our income tax provision and net income in the period in which such determination is made. In addition, we operate within multiple taxing jurisdictions and are subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. In management's opinion, adequate provisions for income taxes have been made.

Note 12 to the financial statements outlines the basis for the deferred tax assets and liabilities and Schedule II includes a movement on the valuation allowances for income taxes during the period. There were no material changes in estimates used to calculate the income tax expense provision during 2006 or 2005.

31.	EXPLANATION OF TRANSITION TO IAS 32 and IAS 39 AS ADOPTED BY THE EU
The transition date for compliance with IAS 32 and IAS 39 was January 1, 2005. In preparing its opening IFRS as adopted by the EU balance sheet, at January 1, 2005, to incorporate IAS 32 and IAS 39, the Group adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting, Irish GAAP (“Previous GAAP”). An explanation of how the transition from Previous GAAP to IFRS as adopted by the EU has effected the Group’s financial position, financial performance and cash flows resulting from the transition under IFRS to IAS 32 and IAS 39 is set out in the following notes and tables.

Transition to IAS 32 and IAS 39
The Group has availed of the exemption in IFRS 1 and has not applied IAS 32 and IAS 39 until January 1, 2005. The convertible debentures and forward contracts are presented under IFRS in line with Previous GAAP at December 31, 2004.

The Group uses financial instruments throughout its businesses: borrowings (including convertible debt), cash and cash equivalents are used to finance the Group’s operations; trade debtors and trade creditors arise directly from operations and derivatives (principally forward contracts) are used to manage exchange risk.

IAS 39 requires, in general, that financial instruments are recorded initially at fair value with subsequent measurement either at fair value or at amortised cost dependent on the nature of the financial asset or liability. Except for the convertible debt and forward contracts as outlined below, this would not result in any adjustments as:
•	Cash and cash equivalents, accounts receivable and payable are stated at cost, which approximates fair value given the short-dated nature of these assets and liabilities;
•	Loans are stated at cost which approximates amortised cost as the interest rate re-prices at regular, short intervals.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Forward contracts
The application of IAS 32 and IAS 39 to the Group’s forward contracts has resulted in the fair value of these contracts being recognised on the balance sheet, the unrecognised gains and losses are recognised in equity.

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

The reconciliation of the balance stated under IFRS as adopted by the EU (prior to the application of IAS 32 and IAS 39) at January 1, 2005 to the balance stated under IFRS as adopted by the EU (including the application of IAS 32 and IAS 39) at January 1, 2005 is as follows:

US$’000
Convertible notes
Balance at January 1, 2005 (prior to the application of IAS 32 and IAS 39)	15,819
Accreted interest capitalised	336
Amount classified as equity	(226)
Transaction costs	(25)
Balance at January 1, 2005 (following the application of IAS 32 and IAS 39)	15,904

Current assets - derivative financial instruments
Balance at January 1, 2005 (prior to the application of IAS 32 and IAS 39)	-
Fair value of hedging contracts	418
Balance at January 1,2005 (following the application of IAS 32 and IAS 39)	418

Retained earnings
Balance at January 1, 2005 (prior to the application of IAS 32 and IAS 39)	(71)
Convertible notes interest at effective rate	(336)
Deferred tax on convertible notes	39
Balance at January 1, 2005 (following the application of IAS 32 and IAS 39)	(368)

Deferred tax liability
Balance at January 1, 2005 (prior to the application of IAS 32 and IAS 39)	3,517
Deferred tax on fair value of hedging contracts	45
Deferred tax on convertible notes	24
Balance at January 1, 2005 (following the application of IAS 32 and IAS 39)	3,586

Other reserves -convertible notes equity component
Balance at January 1, 2005 (prior to the application of IAS 32 and IAS 39)	-
Convertible notes residual	226
Deferred tax on convertible notes	(62)
Balance at January 1, 2005 (following the application of IAS 32 and IAS 39)	164

Other reserves - hedging reserve
Balance at January 1, 2005 (prior to the application of IAS 32 and IAS 39)	-
Fair value of hedging contracts	418
Deferred tax on fair value of hedging contracts	(45)
Balance at January 1, 2005 (following the application of IAS 32 and IAS 39)	373

Other reserves - warrant reserve
Balance at January 1, 2005 (prior to the application of IAS 32 and IAS 39)	-
Fair value of warrants	3,803
Balance at January 1, 2005 (following the application of IAS 32 and IAS 39)	3,803

Share premium
Balance at January 1, 2005 (prior to the application of IAS 32 and IAS 39)	120,444
Fair value of warrants	(3,803)
Convertible notes transaction costs	24
Balance at January 1, 2005 (following the application of IAS 32 and IAS 39)	116,665

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

32.	GROUP UNDERTAKINGS
The consolidated financial statements include the financial statements of Trinity Biotech plc and the following principal subsidiary undertakings:
Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Trinity Biotech plc IDA Business Park, Bray, Co. Wicklow, Ireland	Investment and holding company	Ireland	Holding company

Trinity Biotech Manufacturing Limited IDA Business Park, Bray, Co. Wicklow, Ireland	Manufacture and sale of diagnostic test kits	Ireland	100%

Trinity Research Limited IDA Business Park, Bray, Co. Wicklow, Ireland	Research and development	Ireland	100%

Benen Trading Limited IDA Business Park, Bray, Co. Wicklow, Ireland	Trading	Ireland	100%

Trinity Biotech Manufacturing Services Limited IDA Business Park, Bray, Co. Wicklow, Ireland	Engineering services	Ireland	100%

Trinity Biotech Financial Services Limited IDA Business Park, Bray, Co Wicklow, Ireland	Provision of financial services	Ireland	100%

Trinity Biotech Inc Girts Road, Jamestown, NY 14702,USA	Holding Company	U.S.A.	100%

Clark Laboratories Inc Trading as Trinity Biotech (USA) Girts Road, Jamestown NY14702, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Mardx Diagnostics Inc 5919 Farnsworth Court Carlsbad CA 92008, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Fitzgerald Industries International, Inc 2711 Centerville Road, Suite 400 Wilmington, New Castle Delaware, 19808	Management services company	U.S.A.	100%

Biopool US Inc (trading as Trinity Biotech Distribution) Girts Road, Jamestown NY14702, USA	Sale of diagnostic test kits	U.S.A.	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Primus Corporation 4231 E 75th Terrace Kansas City, MO 64132	Manufacture and sale of diagnostic test kits and instrumentation	U.S.A.	100%

Trinity Biotech (UK Sales) Limited 54 Queens Road Reading RG1 4A2, England	Sale of diagnostic kits	UK	100%

Trinity Biotech GmbH Otto Hesse Str 19 64293 Darmstadt, Germany	Manufacture of diagnostic instrumentation and sale of diagnostic test kits	Germany	100%

Biopool AB S-903 47 Umea Sweden	Manufacture and sale of diagnostic test kits	Sweden	100%

Trinity Biotech France SARL 300A Rue Marcel Paul 21 Des Grands Godets 93 500 Champigny sur marne	Sale of diagnostic kits	France	100%

33.	DIFFERENCES BETWEEN IFRS AS ADOPTED BY THE EU AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. IFRS as adopted by the EU differ in certain significant respects from US generally accepted accounting principles (“US GAAP”). These differences relate principally to the following items and the necessary adjustments are shown in the tables set out below:

(a)	Goodwill:
The difference in the carrying value of goodwill under US GAAP and IFRS as adopted by the EU relates to the differing treatment of goodwill acquired prior to 1998 and the different transition dates under US GAAP and IFRS as adopted by the EU for the move from the systematic amortisation of goodwill over a lifetime of 20 years to impairment testing of the carrying value of goodwill on an annual basis or more frequently if there are indicators of impairment. The treatment of the excess of the acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost (“negative goodwill”) also differs under IFRS as adopted by the EU and US GAAP.

In prior years under Previous GAAP (Irish GAAP), goodwill was either written-off immediately on completion of the acquisition against shareholders' equity, or capitalised in the balance sheet and amortised through the statement of income on a systematic basis over its useful economic life. From 1998 until January 1, 2004, the date of transition to IFRS as adopted by the EU, goodwill was capitalised and amortised over the period of its expected useful life, however, historic goodwill pre 1998 continued to remain an offset against shareholders’ equity. From January 1, 2004 goodwill is accounted for in accordance with IFRS 3 Business Combinations. IFRS 3 prohibits the amortisation of goodwill acquired in a business combination and instead requires the goodwill to be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, in accordance with IAS 36 Impairment of Assets. Additional goodwill of US$21,777,000, representing goodwill that was written off against shareholders equity under Previous GAAP, would be recognised under US GAAP, net of US GAAP amortisation of US$9,231,000 to December 31, 2003.

Goodwill impairment tests are undertaken at a consistent time in each annual period. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. The Group tested its goodwill for impairment on the date of its transition to IFRS as adopted by the EU and at December 31, 2006, 2005, and 2004 in the manner prescribed by IAS 36 and determined that its goodwill was not impaired on these dates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Negative goodwill arises when the net amounts assigned to assets acquired and liabilities assumed exceed the cost of an acquired entity. Under IFRS as adopted by the EU, if the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the acquirer shall (a) reassess the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination and (b) recognise immediately in profit or loss any excess remaining after that reassessment.

Under US GAAP, goodwill is not amortised, but is instead subject to impairment tests annually or more frequently if indicators of impairment are present. On December 31, 2006, 2005, and 2004 the Group performed its annual impairment tests of goodwill and indefinite-lived intangible assets, and concluded that there was no impairment in the carrying value of goodwill at those dates.

Negative goodwill is allocated to reduce proportionately the values assigned to the acquired non-current assets, any excess is recognised in income as an extraordinary gain.

At December 31, 2004, the Group had recognised US$3,451,000 of negative goodwill in retained earnings under IFRS as adopted by the EU. Under US GAAP US$2,500,000 of this negative goodwill would be allocated to reduce property, plant and equipment. The balance of US$951,000 would be recognised in retained earnings. Depreciation of US$57,000 (2005: US$57,000 and 2004: US$54,000), under IFRS as adopted by the EU, on property, plant and equipment acquired would not be recognised under US GAAP as the value of the acquired building has been fully offset by the negative goodwill arising on the acquisition. The cumulative impact on equity under US GAAP of amortisation not recognised is US$256,000.

Under IFRS 3 Business Combinations, following the completion of the fair value exercises in 2005 in respect of the acquisitions made during 2004, amendments were made to the fair values reported in the 2004 financial statements related to the net assets acquired in the 2004 business combinations. The net difference of US$56,000 was taken as an adjustment to goodwill on acquisition under IFRS in 2005 (See note 26). Under US GAAP, the Group has expensed fair value adjustments arising in 2005 relating to the 2004 acquisitions as the Group has applied a shorter purchase price allocation period under US GAAP.

The aggregate amount of goodwill relating to acquisitions during the period for the Group and for each reportable segment for each of the periods presented is as follows:

	2006	2005	2004
	US$’000	US$’000	US$’000

Rest of World	21,679	3,722	8,728
Americas	-	7,688	-
	21,679	11,410	8,728

The net book value of goodwill under US GAAP at December 31, 2006 and 2005 was US$89,107,000 and US$67,428,000, respectively.

Intangible assets comprise goodwill, which is not amortisable, and certain other non-current intangible assets, which are amortisable. Other non-current asset amortisation under US GAAP for the year ended December 31, 2006 was US$2,175,000 (2005: US$1,410,000 and 2004: US$715,000). Amortisation of non-current intangible assets under US GAAP is estimated to be approximately US$2,750,000 in 2007, US$2,698,000 in 2008, US$2,602,000 in 2009, US$2,481,000 in 2010, US$2,282,000 in 2011 and US$11,234,000 thereafter.

(b)	Share Capital Not Paid:
Under IFRS as adopted by the EU, unpaid share capital is classified as a receivable under current assets. Under US GAAP, share capital receivable is reported as a reduction to Shareholders' Equity. Unpaid share capital at December 31, 2006 is US$nil (2005: US$61,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

(c)	Statement of Comprehensive Income:
The Group prepares a “Statement of Recognised Income and Expense” which is similar to the “Statement of Comprehensive Income” required under US GAAP. SFAS 130 requires disclosure of the cumulative amounts of other comprehensive income and amounts reclassified from the Statement of Comprehensive Income to earnings each period.

(d)	Sale and Leaseback:
Under IFRS as adopted by the EU, the Group’s sale and leaseback transaction, which took place in December 1999, was recorded as a disposal of assets with the gain on the disposal of US$1,014,000 recognised in the income statement in the period of the transaction. Under US GAAP, this amount is deferred and released to the income statement over the period of the lease (20 years).

(e)	Product Development Costs:
Under IFRS as adopted by the EU, development expenditure on projects whose outcome can be assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues, are capitalised at cost within intangible assets. US GAAP, as set forth in SFAS 2, Accounting for Research and Development Costs, requires development costs to be written off as incurred. However, SFAS 86 Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed specifies that costs incurred internally in creating a computer software product shall be charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is established upon completion of a detail program design or, in its absence, completion of a working model. Thereafter, all software production costs shall be capitalized and subsequently reported at the lower of unamortized cost or net realizable value. The Group has determined that technological feasibility, as defined by SFAS 86 i.e. the completion of all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features, and technical performance requirements has not yet been established for its software development projects and accordingly the Group has expensed this development expenditure under US GAAP in 2006, 2005 and 2004.

(f)	Share-based Payment:
Under IFRS as adopted by the EU, IFRS 2 Share-based Payment requires that for equity-settled share-based payment transactions (i.e. the issuance of share options), the Group measures the services received and the corresponding increase in equity at fair value at the measurement date (which is the grant date) using a recognised valuation methodology for the valuation of financial instruments such as the trinomial model. Given that the share options granted do not vest until the completion of a specified period of service, the fair value is determined on the basis that the services to be rendered by employees as consideration for the granting of share options will be received over the vesting period, which is assessed at the grant date. The expense in the income statement in relation to share options represents the product of the total number of options anticipated to vest and the fair value of those options; this amount is allocated to accounting periods on a straight-line basis over the vesting period. Given that the performance conditions underlying the Group’s share options are non-market in nature, the cumulative charge to the income statement is only reversed where the performance condition is not met or where an employee in receipt of share options relinquishes service prior to completion of the expected vesting period. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. Share based payments, to the extent that they relate to direct labour involved in development activities are capitalised.

Under US GAAP, the Group has adopted SFAS 123R Share Based Payment with effect from January 1, 2006, with the trinomial model, as used under IFRS as adopted by the EU, being used to calculate the fair value of options granted. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions), and recognise the cost over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

The Group has adopted SFAS 123R using the modified prospective transition method. Under the modified prospective transition method, the compensation cost for the year ended December 31, 2006 includes; (a) compensation costs for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and b) compensation cost for all share options granted subsequent to January 1, 2006, based on the grant date fair values estimated in accordance with the provisions of SFAS 123R. The compensation expense on the share-based payments granted prior to, but not yet vested as of January 1, 2006, calculated under the provisions of SFAS 123, would be no different had the provisions of SFAS 123R been applied.

Under US GAAP additional share based payments of US$71,000 were recognised in the income statement as certain options granted prior to November 7, 2002 are excluded from the scope of IFRS 2 but are in scope for SFAS 123R. Under SFAS 123R share based payments totalling US$1,333,000 were recorded as a movement in shareholders’ equity in 2006.

Prior to the implementation of SFAS 123R in 2006, the Group had elected to follow Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (“APB 25”) and related interpretations in accounting for its employee stock options and therefore did not recognise a compensation expense in the income statement as all options were granted at an exercise price equal to the market price on the date of grant. The proforma effect of using the fair value of the options was disclosed in accordance with SFAS 123 as if the Group had accounted for its employee options under the fair value method, which would be different had we had applied SFAS 123R.

(g)	Derivatives and Financial Instruments:
Forward contracts
As part of a managed hedging policy, Trinity Biotech entered into a series of forward contracts to sell US Dollars forward for euro. The Group adopted the provisions of IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement on January 1, 2005. IAS 39 requires, in general, that financial instruments are recorded initially at fair value with subsequent measurement either at fair value or at amortised cost depending on the nature of the financial asset or liability. The unrecognised gains and losses on forward contracts are recognised in the statement of changes in equity and the fair values of these contracts are recognised on the balance sheet. From January 1, 2005 the Group has followed the criteria in IAS 39 regarding documentation and designation of instruments used for hedging purposes. The Group has availed of the exemption in IFRS 1 First time Adoption of International Financial Reporting Standards and is presenting comparative information for derivative financial instruments under IFRS as adopted by the EU in line with Previous GAAP.

Under US GAAP all derivatives are recognised on the balance sheet at fair value. Derivatives that are not qualifying hedges or where hedge correlation cannot be demonstrated must be adjusted to fair value through income. Under Previous GAAP used until January 1, 2005 derivatives are not recognised until settled. Realised gains and losses on transactions where derivatives are used to hedge cross-currency cashflows are ultimately recorded in the income statement on settlement.

During 2001 Trinity Biotech began documenting its hedging transactions in accordance with the requirements of SFAS 133. During the year ended December 31, 2004, US$868,000 of foreign exchange gains were recognised in the income statement. This included realised foreign exchange gains of US$126,000 on the exercise of forward contracts under US GAAP, relating to contracts entered into during the year which had not been designated as hedging instruments. At December 31, 2004 contracts with a fair value of US$47,000 were recorded in other comprehensive income under US GAAP.

The Group designated all of its forward contracts outstanding at January 1, 2005, as cashflow hedging instruments on its transition to IAS 32 and IAS 39. Under US GAAP, the Group had not designated forward contracts, with a fair value of US$244,000 at January 1, 2005, as cashflow hedging instruments at inception of the contracts. Accordingly US$244,000 of foreign exchange gains which were recycled to the income statement in 2005 under IFRS, as adopted by the EU, had already been recognised directly in the income statement under US GAAP in 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

In 2005 a loss of US$239,000 was recognised in other comprehensive income in respect of forward contracts designated as hedging instruments, in accordance with SFAS 133. During the year ended December 31, 2005 US$51,000 of foreign exchange gains were recognised in the income statement. This included realised foreign exchange gains of US$16,000 on the exercise of forward contracts under US GAAP, relating to contracts entered into during the year which had not been designated as hedging instruments. At December 31, 2005 contracts with a fair value of (US$64,000) were recorded in other comprehensive income, which were reclassified into earnings on the exercise of forward contracts in the year ended December 31, 2006. The last of the Group’s forward contracts expired in December 2006 and there were no forward contracts outstanding at December 31, 2006.

Convertible Debt
Under IFRS from January 1, 2005 the Group’s convertible debentures are accounted for as compound financial instruments in accordance with IAS 32; the equity and liability elements are separately recorded, with the equity component of the convertible notes being calculated as the excess of the issue proceeds over the present value of the future interest and principle payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option, the equity portion being the residual. Transaction costs are allocated to the liability and equity components in proportion to the allocation of proceeds. The corresponding interest expense recognised in the income statement is calculated using the effective interest rate method. Under US GAAP, the Group has considered whether the embedded conversion option should be separated from the debt and accounted for separately at fair value at each reporting period in accordance with SFAS 133 Accounting for Derivative Instruments and EITF Issue No.00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. The Group has determined that the conversion feature does not have intrinsic value as the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and that conversion price exceeds the fair market value of the underlying stock at the date the parties committed to the terms of the convertible debt. Therefore, no portion of the proceeds from the issuance of the convertible debt is accounted for as attributable to the conversion feature. As a result of the differing accounting treatment under IFRS and US GAAP of convertible debt, under US GAAP the Group has recognised additional shareholders’ equity of US$150,000 at December 31, 2005 and additional profit in the income statement in 2005 of US$64,000. In 2006 the Group recognised an additional charge of US$150,000 in the income statement under US GAAP. As the last tranche of convertible notes is payable on January 2, 2007 there is no difference in shareholders’ equity at December 31, 2006.

(h)	Capitalisation of Interest Charges in Self-Constructed Assets:
IFRS 23 Capitalisation of Borrowing Costs generally requires the immediate expensing of borrowing costs. However, the Standard permits, as an allowed alternative treatment, the capitalisation of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. Under IFRS the Group has elected to expense borrowing costs directly attributable to qualifying assets. Under US GAAP, SFAS 34 Capitalisation of Interest Cost requires interest cost to be capitalised as part of the historical cost of acquiring qualifying assets. To qualify for interest capitalization under SFAS 34, assets must require a period of time to get them ready for their intended use.  The interest cost eligible for capitalization shall be the interest cost recognized on borrowings and other obligations. Under US GAAP the Group has capitalised interest costs totalling US$77,000 at December 31, 2006 and US$52,000 at December 31, 2005 relating to qualifying assets.

(i)	In-Process Research and Development (“R&D”):
IFRS 3 Business Combinations requires all intangible assets, including in-process R&D, acquired in a business combination, to be measured at fair value at the date of acquisition and recognised separately from goodwill. Subsequent to initial recognition, the intangible asset is carried at cost less any accumulated amortisation and impairment losses. Under US GAAP intangible assets acquired in a business combination are initially recognised and measured in accordance with SFAS 141 Business Combinations. Costs are assigned to all identifiable tangible and intangible assets of an acquired entity, including any resulting from research and development activities of the acquired entity or to be used in research and development activities of the acquired entity, in accordance with SFAS 141. FIN 4 Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method addresses the accounting treatment for identifiable tangible and intangible assets to be used in research and development activities that are acquired in a purchase business combination. Costs assigned to assets to be used in a particular research and development project and that have no alternative future use should be charged to expense at the date of consummation of the combination. In 2005 the Group assigned a fair value of US$400,000 to in-process R&D acquired as part of the acquisition of Primus. Under US GAAP this intangible had been charged to expense at the date of consummation of the combination. Amortization of US$27,000 (2005: US$12,000) under IFRS as adopted by the EU on this in-process R&D acquired would not be recognised under US GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

(j)	Deferred Tax:
Deferred tax differences arise between IFRS and US GAAP due to the impact of the nature and timing of the reconciling items arising. The principal causes of the deferred tax differences are the reversal of deferred tax liabilities created under IFRS by the capitalisation of qualifying development expenditure, the impact of the write off of negative goodwill against non current assets acquired under US GAAP on the carrying value of the Group’s property, plant and equipment and the recognition of the deferred tax asset on unrealised intercompany stock profit reflected at the seller’s rate under US GAAP and at the buyer’s rate under IFRS. The Group’s deferred tax position under IFRS has also been adjusted to reflect the impact on deferred tax of the immediate write off of in-process R&D acquired in a business combination at the date of consummation of the combination under US GAAP, the capitalisation of interest charges in self-constructed assets, the reversal of the deferred tax liability recognised on the equity component of convertible notes under IFRS and greater taxable temporary differences under US GAAP on tax-deductible goodwill as a lesser net book value has been recognised for this goodwill under IFRS than under US GAAP. The systematic amortisation of goodwill ceased under US GAAP in 2002. It continued for an additional two years under Previous GAAP until the transition to IFRS on January 1, 2004.

CUMULATIVE EFFECT ON SHAREHOLDERS’ EQUITY
	2006	2005	2004
	US$’000	US$’000	US$’000

Total shareholders’ equity under IFRS as adopted by the EU	167,262	133,618	118,894
US GAAP adjustments:
Goodwill
- Gross (i)	21,777	21,777	21,777
- Gross (ii)	(2,500)	(2,500)	(2,500)
- Gross (iii)	(56)	(56)	-
- Aggregate amortisation	(9,231)	(9,231)	(9,231)
In process R&D acquired in a business combination
- Gross	(400)	(400)	-
- Aggregate amortisation	39	12	-
Product development costs
- Gross	(18,219)	(12,296)	(7,416)
- Aggregate amortisation	1,048	555	164
Capitalisation of interest in self-constructed assets
- Gross	77	52	-
- Aggregate depreciation	(7)	(1)	-
Property, plant and equipment	256	176	119
Share capital not paid	-	(61)	(158)
Adjustment for sale and leaseback	(658)	(709)	(760)
Adjustment for fair value of derivative instruments	-	-	418
Adjustment for equity component of convertible debt	-	150	-
Deferred tax	1,915	1,683	726
Shareholders’ equity under US GAAP	161,303	132,769	122,033

(i) Goodwill written-off under Previous GAAP against shareholders’ equity of US$21,777,000.
(ii) Excess of the acquirer’s interest in the net fair value of assets, liabilities and contingent liabilities acquired over cost recognised in retained earnings under IFRS as adopted by the EU and not against the carrying value of non-current assets acquired as required by US GAAP.
(iii) Fair value adjustments to 2004 business combinations not recognised in goodwill under US GAAP.

At December 31, 2006 the cumulative total fair value of derivative instruments in other comprehensive income was US$nil (2005: (US$60,000)) (2004: US$47,000). At December 31, 2006 the total accumulated translation reserve in other comprehensive income was (US$4,355,000) (2005: (US$5,682,000)) (2004: (US$3,975,000)).

SFAS 109 Accounting for Income taxes requires that all current deferred tax assets and liabilities and all non-current deferred tax assets and liabilities for a particular tax paying component and within a particular tax jurisdiction be offset and shown as a single amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

DEFERRED TAX ASSETS AND LIABILITIES
	December 31, 2006 US$’000	December 31, 2005 US$’000	December 31, 2004 US’000

Current deferred tax asset	3,780	1,534	173
Current deferred tax liability	(91)	-	(94)
Non-current deferred tax asset	1,388	813	1,227
Non-current deferred tax liability	(4,952)	(4,116)	(1,621)

EFFECT ON NET PROFIT For the year ended	December 31, 2006 US$’000	December 31, 2005 US$’000	December 31, 2004 US$’000

Profit after taxation under IFRS as adopted by the EU	3,276	5,280	5,714
US GAAP adjustments
Fair value adjustments relating to 2004 business combinations written off	-	(56)	-
Write back of depreciation charge for property, plant and equipment offset by negative goodwill	57	57	54
Recognition of deferred gain on sale and leaseback transaction	51	51	51
Recognition of additional fair-valued stock-based compensation under SFAS 123R	(71)	-	-
Reversal of fair-valued stock-based compensation	-	1,354	745
Expensing of development costs
- Cost	(5,862)	(4,916)	(3,201)
- Amortisation	475	394	164
Capitalisation of interest in self-constructed assets
- Gross	25	52	-
- Depreciation	(6)	(1)	-
In-process R&D acquired in a business combination
- Gross	-	(400)	-
- Amortisation	27	12	-
Adjustment for fair value of derivative instruments	-	(244)	126
Adjustment for residual value of convertible debt	(150)	64	-
Deferred tax	232	935	395

(Loss)/ profit under US GAAP	(1,946)	2,582	4,048

(Loss)/ profit per ‘A’ ordinary share (US Dollars)	(0.03)	0.04	0.07
(Loss)/ profit per ‘B’ ordinary share (US Dollars)**	(0.06)	0.08	0.14
Diluted (loss)/ profit per ‘A’ ordinary share (US Dollar)	(0.03)	0.04	0.07
Diluted (loss)/ profit per ‘B’ ordinary share (US Dollar) **	(0.06)	0.08	0.14
Weighted-average number of ‘A’ ordinary shares used in computing basic (loss)/ profit per ordinary share	70,693,753	58,890,084	55,132,024
Diluted weighted-average number of ‘A’ ordinary shares used in computing diluted (loss)/ profit per ordinary share	74,563,197	67,142,527	65,740,993

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

** As the ‘B’ ordinary shareholders have twice the voting and dividend rights of the ‘A’ ordinary shareholders, the basic profit per ordinary share and the diluted profit per ordinary share for the ‘B’ ordinary shares is twice that of the ‘A’ ordinary shares.

The Group’s debentures are convertible into Class ‘A’ Ordinary Shares of the Group at a price ranging from US$3.55-US$4.00 at the option of the holder. In addition, under the terms of the agreement, the Group has the option to satisfy each repayment either in cash or in shares. Where the repayment of convertible notes is to be satisfied in shares, the number of shares will be based on, at the holders’ option, either the conversion price or 97% of the volume weighted average price per ADS for the twenty trading days for the period immediately preceding the repayment date.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	December 31 2006	December 31 2005	December 31 2004
	US$’000	US$’000	US$’000

(Loss) / profit under US GAAP	(1,946)	2,582	4,048
Translation adjustment	1,327	(1,707)	116
Fair value of derivative instruments (net of deferred tax)	64	(239)	(54)
Total comprehensive income	(555)	636	4,110

CHANGES IN US GAAP EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006, DECEMBER 31, 2005 AND
DECEMBER 31, 2004

MOVEMENT IN SHAREHOLDERS’ EQUITY - US GAAP	December 31 2006	December 31 2005	December 31 2004
	US$’000	US$’000	US$’000
US GAAP Shareholders’ Equity at January 1	132,769	122,033	87,234
Net (loss)/profit for the period	(1,946)	2,582	4,048
‘A’ shares issued for cash	25,005	-	24,335
‘A’ shares issued for conversion of debenture	3,644	5,466	427
‘A’ shares issued on conversion of warrant	-	-	348
Options exercised	214	2,491	1,632
Share based payments	1,333	-	-
Stock-based compensation - additional paid-in capital	-	14	13
‘A’ shares issued as consideration for acquisition	-	-	7,721
Share issue expenses	(1,168)	(341)	(1,509)
Share proceeds outstanding	-	2,373	(2,373)
Share capital now paid	61	97	95
Other comprehensive income:
Translation adjustment	1,327	(1,707)	116
Fair value of derivative instruments	64	(239)	(54)
US GAAP Shareholders’ Equity at December 31	161,303	132,769	122,033

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Non cash transactions
In January 2004, the Group completed a private placement of 5,294,118 of Class ‘A’ Ordinary Shares of the Group at a price of US$4.25 per share. The investors were granted five year warrants to purchase an aggregate of 1,058,824 Class ‘A’ Ordinary Shares of the Group at an exercise price of US$5.25 per share. The Group further granted warrants to purchase 200,000 Class 'A' Ordinary Shares in the Group to agents of the Group who were involved in this private placement at an exercise price of US$5.25. Under the terms of the placement, investors were also granted the right to purchase an additional 2,647,059 Class ‘A’ Ordinary Shares of the Group at a price of US$4.25 per share for a period of up to 30 days after the closing of the transaction. An additional 431,617 Class ‘A’ Ordinary Shares of the Group were issued within the 30 day period following the closing of the transaction to investors who exercised this option.

In April 2004, Trinity Biotech completed the acquisition of the assets of Fitzgerald Industries International Inc (Fitzgerald) for US$16,000,000 in cash. The acquisition was partly funded by the issue of 2,783,984 ‘A’ Ordinary Shares. Additional consideration was payable for the acquisition of the business of Fitzgerald, depending on the financial performance of that business during the first 18 months of operation post acquisition relative to its pre-acquisition performance. At December 31, 2004 the payment of these amounts was not considered to be probable, therefore no provisions for these amounts were made. At December 31, 2005 it was determined, based on the performance of Fitzgerald in 2005, that deferred consideration of US$1,002,000 was payable. This deferred consideration was paid during 2006.

In July 2005, Trinity Biotech completed the acquisition of Primus Corporation, a leader in the field of in-vitro diagnostic testing for haemoglobin A1c and haemoglobin variants for US$14,503,000 consisting of cash consideration of US$8,587,000 and a one year promissory note of US$3,000,000. Acquisition expenses amounted to US$211,000. Under the terms of the purchase agreement, the shareholders of Primus were also entitled to an additional consideration based on the growth of the Company during the remainder of 2005. At December 31 2005, the Group accrued US$2,705,000 for this additional consideration and this was paid in 2006.

In June 2006, Trinity Biotech acquired the haemostasis product line of bioMerieux Inc. (“bioMerieux”) for a total consideration of US$44.4 million, consisting of cash consideration of US$38.2 million, deferred consideration of US$5.5 million (net of discounting) and acquisition expenses of US$0.7 million. At the year end, Trinity Biotech has accrued US$5,688,000 for the deferred consideration which will be paid in June 2007 and June 2008 (see note 23). A further US$5.5 million of consideration was contingent on the performance of the product line during 2006. However, the Group has determined that this contingent element is not payable as certain milestones concerning the performance of the business line were not met during 2006.

In October, 2006, Trinity Biotech acquired the French distribution business of Nephrotek for a total consideration of US$1,204,000, consisting of cash consideration of US$1,089,000, of which US$239,000 remained payable at December, 31 2006 and acquisition expenses of US$115,000.

Share Option Schemes
Under US GAAP, equity settled share-based payments made to employees are recognised in the financial statements based on the fair value of awards measured at the date of grant. The Group uses the graded-vesting method for recognising the share share-based compensation expense over the requisite service period for each separately vesting tranche of award. The fair value of share options is calculated using a trinomial option-pricing model which is consistent with the Group’s approach to valuing share options under IFRS as adopted by the EU.

The estimated weighted average grant date fair value per ‘A’ Ordinary Share of share options granted during the year ended December 31, 2006 was as follows:

	December 31, 2006 US$	December 31, 2005 US$	December 31, 2004 US$

Key management personnel	1.17	0.95	1.15

Other employees	0.97	0.75	1.37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

The fair value of share options was estimated using a trinomial option pricing model with the following weighted average assumptions:
	Key management personnel	Key management personnel	Key management personnel
	2006	2005	2004

Weighted average risk-free interest rate	4.55%	4.51%	3.54%
Weighted average expected dividend yield	-	-	-
Weighted average expected volatility	55.11%	60.30%	66.48%
Weighted average expected life	5.73 years	5.33 years	5.28 years

	Other employees	Other employees	Other employees
	2006	2005	2004

Weighted average risk-free interest rate	4.83%	4.01%	2.66%
Weighted average expected dividend yield	-	-	-
Weighted average expected volatility	54.88%	59.72%	65.24%
Weighted average expected life	4.47 years	3.28 years	3.17 years

Expected volatility is based on historical volatility of the Group’s common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical exercise experience. The risk free rate is based on the U.S. government bonds zero coupon yield curve in effect at time of grant for periods corresponding with the expected life of the options.

Share options are generally awarded with an exercise price equal to the market price of the Group’s shares at the date of grant. Share options typically vest over a period of 4 years from the date of grant and expire 7 years from the date of grant (some options granted in earlier years expire 10 years from date of grant).

The following table summarises the option activity for the year ended December 31, 2006:
	Number of shares	Weighted- average exercise price US$	Aggregate intrinsic value US$	Weighted average Remaining life in years

Outstanding January 1, 2006	8,848,457	2.35
Granted	1,617,000	2.02
Exercised	(145,155)	1.47
Forfeited	(708,235)	2.15
Outstanding December 31, 2006	9,612,067	2.32	3,468,000	4.0

Exercisable at end of year	5,605,469	2.50	2,604,000	2.73

The intrinsic value of share options exercised during 2006 was US$97,000. The total fair value of options vested in 2006 was US$1,475,000.

The total amount of cash received by the Group resulting from the exercise of options during 2006 amounted to US$214,000. The Group issues new ‘A’ ordinary shares for all options exercised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Non-vested share options outstanding as at December 31, 2006, are as follows:
	Share Options	Weighted- average exercise price US$	Weighted average grant date fair value per ‘A’ Ordinary Share US$

Non-vested options January 1, 2006	4,215,784	1.99	1.08
Granted	1,617,000	2.02	1.07
Vested	(1,471,436)	1.86	1.01
Forfeited	(354,750)	2.01	1.01
Non vested options December 31, 2006	4,006,598	2.06	0.95

As at December 31, 2006, total unrecognised compensation cost related to unvested options amounted to US$2,362,000, which the Group expects to recognise over a weighted average period of 1.15 years.

Charge for the year under US GAAP
The charge to the income statement is calculated based on the fair value of the options granted which have not yet vested.

The fair value of the options is expensed over the vesting period of the option. US$1,333,000 was charged to the income statement in 2006 under US GAAP, split as follows:

December 31, 2006 US$’000
Cost of sales	94
Research and development	166
Selling, general and administrative	1,073
Total	1,333

Prior to the adoption of SFAS 123R, the Group accounted for its share options in accordance with the provisions of SFAS 123 (as amended by Statement 148) which allowed entities to continue to use the provisions of APB 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock options as if the fair value based method defined in SFAS 123 had been applied.

In 2005 and 2004, the Group elected to follow APB 25 and did not recognise a compensation expense in the income statement under US GAAP. In 2006, the pre-tax and post tax impact of the implementation of SFAS 123R was a charge to the income statement of US$1,333,000. Had the Group applied the principles of APB 25 in 2006, the effect on the 2006 net loss as reported and earning per share disclosures would be as follows;

December 31, 2006 US$’000

Net loss as reported	(1,946)
Add: Total stock based employee compensation included in reported net income, net of related tax effects	1,333
Net loss had APB 25 been applied in 2006	(613)
Earnings per share had APB 25 been applied in 2006:
Basic - per ‘A’ ordinary share (US Dollars)	(0.01)
Basic - per ‘B’ ordinary share (US Dollars)	(0.02)
Diluted - per ‘A’ ordinary share (US Dollars)	(0.01)
Diluted - as per ‘B’ ordinary share (US Dollars)	(0.02)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Therefore, the impact of the implementation of SFAS 123R on the earnings per share in 2006 was to increase the loss per basic and diluted earning by US$0.02 per ‘A’ Ordinary share and increase the loss per basic and diluted earnings by US$0.04 per ‘B’ Ordinary share.

The following table shows the pro forma net income and pro forma earnings per share disclosures for employee stock options as if the fair value based method defined in SFAS 123 had been applied in 2005 and 2004. The compensation expense recorded in 2006 of US$1,333,000 would have been no different had SFAS 123 been applied.

	December 31, 2005 US$’000	December 31, 2004 US$’000

Net (loss) /income as reported	2,582	4,048
Add: Total stock based employee compensation included in reported net income, net of related tax effects	14	13
Deduct: Total stock based employee compensation under fair value based methods for all rewards, net of related tax effects	(1,607)	(1,361)
Proforma net (loss) / income	989	2,700
Earnings per share:
Basic - as reported per ‘A’ ordinary share (US Dollars)	0.04	0.07
Basic - as reported per ‘B’ ordinary share (US Dollars)	0.08	0.14
Diluted - as reported per ‘A’ ordinary share (US Dollars)	0.04	0.07
Diluted - as reported per ‘B’ ordinary share (US Dollars)	0.08	0.14
Basic - proforma per ‘A’ ordinary share (US Dollars)	0.02	0.05
Basic - proforma per ‘B’ ordinary share (US Dollars)	0.04	0.10
Diluted - proforma per ‘A’ ordinary share (US Dollars)	0.02	0.05
Diluted - proforma per ‘B’ ordinary share (US Dollars)	0.04	0.10

Capital shares reserved for future issuance
The following table sets forth the shares of common stock reserved for future issuance:

December 31, 2006

Shares issuable on conversion of debentures	497,324
Shares underlying outstanding stock options	8,294,743
Shares available for grant under option plans	4,309,170
Shares issuable upon exercise of warrants	1,317,324
14,418,561

Investments
The Group had no trading securities as at December 31, 2006 or December 31, 2005. The gross realised gains on sales of trading securities during 2006 was US$Nil (2005: US$Nil). The Group had no “available for sale” or “held-to-maturity securities” as at December 31, 2006 or December 31, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Fair Values of Financial Instruments
The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

•
Cash and cash equivalents, trade accounts receivable and trade accounts payable: The carrying amount reported in the balance sheet for cash and cash equivalents, trade accounts receivable and trade accounts payable approximates their fair value.

•
Long and short-term debt: The carrying amounts of the Group’s variable interest borrowings approximate their fair value as these borrowings bear interest at market rates. In the case of the Group’s fixed rate debt the fair value has been calculated with reference to the market rates prevailing at the year end.

•
Forward contracts: The fair value of the Group’s forward exchange contracts is calculated is by reference to current forward exchange rates for contracts with similar maturity profiles and equates the market price at the balance sheet date.

The carrying amounts and fair values of the Group’s financial instruments at December 31, 2006 and 2005 are as follows:

		December 31, 2006		December 31, 2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	US$’000	US$’000	US$’000	US$’000

Cash and cash equivalents	2,821	2,821	9,881	9,881
Financial assets - restricted cash	15,500	15,500	9,000	9,00
Trade accounts receivable	28,359	28,359	17,591	17,591
Trade accounts payable	7,752	7,752	6,065	6,065
Short-term debt	12,218	12,217	14,922	14,998
Long-term debt	33,076	33,073	12,206	12,099
Forward contracts	-	-	64	64

Additional Unaudited Proforma Information for Acquisitions made in 2006
The information below presents the proforma effect of the acquisitions made in 2006 as if they had occurred on January 1, 2006 and January 1, 2005.
	December 31 2006	December 31 2005
	US$’000	US$’000

Proforma revenues	141,935	144,247
Proforma income before extraordinary items	337	6,323
Proforma net income	337	6,323

Proforma earnings per ‘A’ ordinary share (US Dollar)	0.05	0.11
Proforma earnings per ‘B’ ordinary share (US Dollar)	0.10	0.22
Proforma diluted earnings per ‘A’ ordinary share (US Dollar)	0.05	0.10
Proforma diluted earnings per ‘B’ ordinary share (US Dollar)	0.10	0.20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

The proforma information was compiled using a combination of available financial information or where unavailable, extrapolations of the results of the haemostasis line of bioMerieux and the distribution business of Nephrotek, both of which were acquired during 2006.

Impact of Recently Issued US Accounting Pronouncements
The following discussion considers the potential impact of recently issued US GAAP accounting pronouncements on the financial statements of the Group.

Accounting for servicing of financial assets
In March 2006 the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Reporting No. 156 (“SFAS 156”). This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities, and is effective for financial periods beginning after September 15, 2006. The Group does not currently engage in transfers of financial fixed assets and accordingly does not anticipate that the adoption of this statement will have a material impact on its financial statements.

Accounting for certain hybrid financial instruments
In February 2006, the FASB issued SFAS 155 Accounting for certain hybrid financial instruments - an amendment of FASB Statements No. 133 and 140. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Asset”, and is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Group does not anticipate that the adoption of this statement will have a material impact on its financial statements.

Fair value measurements
In September 2006, the FASB issued SFAS No. 157, Fair value measurements, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Group does not anticipate that the adoption of this statement will have a material impact on its financial statements.

Accounting for uncertainty in income taxes
FASB interpretation No. 48 (“FIN No. 48”) Accounting for uncertainty in income taxes - an interpretation of FASB Statement No. 109, which prescribes a new recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return was issued in July 2006. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 amends SFAS No. 5, Accounting for Contingencies, to eliminate its applicability to income taxes. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN No. 48 will be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the balance sheet) for the fiscal year beginning after December 15, 2006. The Group is currently evaluating the impact of FIN No. 48 but does not anticipate that the adoption of this statement will have a material impact on its financial statements.

Consideration of the effects of prior year misstatements when quantifying misstatements in current year financial statements
In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB No. 108”), Considering the effects of prior year misstatements when quantifying misstatements in current year financial statements, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying current year misstatement. SAB No. 108 is effective for the year ended December 31, 2006. The implementation of SAB No. 108 did not have a material effect on our consolidated financial position or results from operations.

Schedule II

TRINITY BIOTECH PLC

VALUATION AND QUALIFYING ACCOUNTS

Allowance for impairment of receivables

	Balance at	Charged to	Charged to		Balance
	beginning	costs and	other		at end
	of period	expenses	accounts	Deductions	of period
	US$’000	US$’000	US$’000	US$’000	US$’000
			(a)	(b)

2006	587	896	(100)	(309)	1,074

2005	462	279	(36)	(118)	587

2004	478	180	(143)	(53)	462

(a)	Amounts recovered during the year.
(b)	Amounts written-off during the year.

Valuation Allowance for Income Taxes	Balance at	Provided	Reductions	Balance
	beginning			at end
	of period			of period
	US$’000	US$’000	US$’000	US$’000
		(a)	(b)

2006	316	87	(131)	272

2005	302	14	-	316

2004	179	302	(179)	302

(a)	Increase in valuation allowance associated with deferred tax asset.
(b)	Reduction in valuation allowance associated with deferred tax asset.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

TRINITY BIOTECH PLC

By: RONAN O’CAOIMH
Mr Ronan O’Caoimh
Director/
Chief Executive Officer

Date: May 8, 2007

By: RORY NEALON
Mr Rory Nealon
Director/
Chief Financial Officer

Date: May 8, 2007

Item 19

Exhibits

Exhibit No.       Description of Exhibit

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.