Form 20-F/A
period 2006-12-31
TRINITY BIOTECH PLC
filed 2007-06-18
CIK 888721

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A
                                (Amendment No. 1)

                                   (MARK ONE)

       [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE
           SECURITIES EXCHANGE ACT OF 1934

                                       OR

       [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
           EXCHANGE ACT OF 1934

       [X] For the fiscal year ended: December 31, 2006

                                       OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
           EXCHANGE ACT OF 1934

                  For the transition period from _______ to __

                                       OR

       [ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
           SECURITIES EXCHANGE ACT OF 1934

       Date of event requiring this shell company report .................


                         Commission file number: 0-22320

                               Trinity Biotech plc
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                     Ireland
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

                  IDA Business Park, Bray, Co. Wicklow, Ireland
                  ---------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                    Name of each exchange
               Title of each class                   on which registered

           American Depository Shares               NASDAQ Stock Market LLC
   (each representing 4 'A' Ordinary Shares, par value US$0.0109)

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
                                ----------------
                                (Title of Class)

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

                                   Yes __ No X

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                   Yes X No __

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act:

  Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow:
                              Item 17 __ Item 18 X


     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
     Yes __    No X

   This Report on Form 20-F/A is incorporated by reference into our Registration Statement on Form F-3 File No. 333-112568, 333-116537, 333-103033, 333-107363,
333-114099 and 333-124385 and our Registration Statements on Form S-8 File No. 33-76384, 333-220, 333-5532, 333-7762 and 333-124384.

                                EXPLANATORY NOTE

         Trinity Biotech plc (the "Company") is filing this Amendment No. 1 (the "Amendment") to its Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the "Original Filing"), which was filed with the U.S. Securities and Exchange Commission on May 8, 2007.

         This Amendment is being filed to amend the exhibits listed in Item 19 to include a letter of consent from KMPG, which was inadvertently omitted from the Original Filing.

         In addition, this Amendment corrects the cover page to the Original Filing to revise the cover page items "Securities Registered Pursuant to Section 12(b) of the Act" and "Securities Registered Pursuant to Section 12(g) of the Act." As a result of NASDAQ's transition to a national securities exchange on August 1, 2006, the securities of NASDAQ-listed companies have now become registered under Section 12(b) of the Securities Exchange Act of 1934, and the name of the exchange upon which these securities are listed has been changed to "The NASDAQ Stock Market LLC."

         Except as described above, no other changes have been made to the Original Filing, and this Form 20-F/A does not amend, update or change the financial statements or any other items or disclosures in the Original Filing. This Form 20-F/A does not reflect events occurring after the filing of the Original Filing or modify or update those disclosures, including any exhibits to the Original Filing affected by subsequent events. Information not affected by the changes described above is unchanged and reflects the disclosures made at the time of the filing of the Original Filing on May 8, 2007.

ITEM 19.          EXHIBITS


     Exhibit No.    Description of Exhibit
     -----------    ----------------------

     12.1 Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

     12.2 Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

     13.1 Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(1)

     13.2 Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(2)

     15.1           Consent of KPMG.

         -------------------

          (1) Previously filed with the Company's Form 20-F for the year ended December 31, 2006.

          (2) Previously filed with the Company's Form 20-F for the year ended December 31, 2006.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment to the Annual Report on its behalf.


                                            TRINITY BIOTECH PLC



                                            By:  /s/ Ronan O'Caoimh
                                                 ------------------
                                                 Mr. Ronan O'Caoimh
                                                 Director/
                                                 Chief Executive Officer

                                            Date: June 18, 2007



                                            By: /s/ Rory Nealon
                                                ---------------
                                                Mr. Rory Nealon
                                                Director/
                                                Chief Financial Officer

                                            Date:  June 18, 2007