Form 20-F
period 2007-12-31
TRINITY BIOTECH PLC
filed 2008-04-02
CIK 888721

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report .................
Commission file number: 0-22320
Trinity Biotech plc
(Exact Name of Registrant as specified in its charter
and translation of Registrant’s name into English)
Ireland
(Jurisdiction of incorporation or organization)
IDA Business Park, Bray, Co. Wicklow, Ireland
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
American Depositary Shares (each representing 4 ‘A’ Ordinary Shares, par value $0.0109)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
74,756,765 Class ‘A’ Ordinary Shares and 700,000 Class ‘B’ Shares
(as of December 31, 2007)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐      Accelerated filer ☑      Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑
This Annual Report on Form 20-F is incorporated by reference into our Registration Statements on Form F-3 File No. 333-113091, 333-112568, 333-116537, 333-103033, 333-107363, 333-114099 and 333-124385 and our Registration Statements on Form S-8 File No. 33-76384, 333-220, 333-5532, 333-7762 and 333-124384.

As used herein, references to “we”, “us”, “Trinity Biotech” or the “Group” in this form 20-F shall mean Trinity Biotech plc and its world-wide subsidiaries, collectively. References to the “Company” in this annual report shall mean Trinity Biotech plc.
Our financial statements are presented in US Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”). The IFRS applied are those effective for accounting periods beginning on or after 1 January 2007. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. All references in this annual report to “Dollars” and “$” are to US Dollars, and all references to “euro” or “€” are to European Union euro. Except as otherwise stated herein, all monetary amounts in this annual report have been presented in US Dollars. For presentation purposes all financial information, including comparative figures from prior periods, have been stated in round thousands.
During the year, a resolution was passed by the shareholders of Trinity Biotech at an Extraordinary General Meeting held on October 1, 2007 to de-list from the Irish Stock Exchange with effect from expiry of the relevant notice to the Irish Stock Exchange, being November 5, 2007. The Company’s shares continue to be traded on the NASDAQ National Market Listing.
Item 1 Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2 Offer Statistics and Expected Timetable
Not applicable.
Item 3 Selected Consolidated Financial Data
The following selected consolidated financial data of Trinity Biotech as at December 31, 2007 and 2006 and for each of the years ended December 31, 2007, 2006 and 2005 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto set forth in Item 18 of this annual report. The selected consolidated financial data as at December 31, 2005 and 2004 and for the year ended December 31, 2004 are derived from the audited consolidated financial statements not appearing in this Annual Report. This data should be read in conjunction with the financial statements, related notes and other financial information included elsewhere herein.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

	Year ended December, 31
	2007	2006	2005	2004
	Total	Total	Total	Total
	US$’000	US$’000	US$’000	US$’000

Revenues	143,617	118,674	98,560	80,008

Cost of sales	(75,643)	(62,090)	(51,378)	(40,047)
Cost of sales – restructuring expenses	(953)	—	—	—
Cost of sales – inventory write off/ provision	(11,772)	(5,800)	—	—

Total cost of sales	(88,368)	(67,890)	(51,378)	(40,047)

Gross profit	55,249	50,784	47,182	39,961

Other operating income	413	275	161	302

Research and development expenses	(6,802)	(6,696)	(6,070)	(4,744)
Research and development – restructuring expenses	(6,907)	—	—	—

Total research and development expenses	(13,709)	(6,696)	(6,070)	(4,744)

Selling, general and administrative expenses	(51,010)	(42,422)	(34,651)	(29,332)
Selling, general and administrative – restructuring expenses (including goodwill impairment of US$19,156,000)	(20,315)	—	—	—

Total selling, general and administrative expenses	(71,325)	(42,422)	(34,651)	(29,332)

Operating (loss)/ profit	(29,372)	1,941	6,622	6,187

Financial income	457	1,164	389	302
Financial expenses	(3,148)	(2,653)	(1,058)	(824)

Net financing costs	(2,691)	(1,489)	(669)	522

(Loss)/ profit before tax	(32,063)	452	5,953	5,665

Income tax (expense)/ credit	(3,309)	2,824	(673)	49

(Loss)/ profit for the year (all attributable to equity holders)	(35,372)	3,276	5,280	5,714

Basic (loss)/ earnings per ‘A’ ordinary share (US Dollars)	(0.47)	0.05	0.09	0.10
Basic (loss)/ earnings per ‘B’ ordinary share (US Dollars)	(0.94)	0.10	0.18	0.20
Diluted (loss)/ earnings per ‘A’ ordinary share (US Dollars)	(0.47)	0.05	0.09	0.09
Diluted (loss)/ earnings per ‘B’ ordinary share (US Dollars)	(0.94)	0.10	0.18	0.18
Basic (loss)/ earnings per ADS (US Dollars)	(1.86)	0.19	0.36	0.41
Diluted (loss)/ earnings per ADS (US Dollars)	(1.86)	0.19	0.35	0.37
Weighted average number of ‘A’ shares used in computing basic EPS	76,036,579	70,693,753	58,890,084	55,132,024
Weighted average number of ‘A’ shares used in computing diluted EPS	76,036,579	72,125,740	67,032,382	65,527,802

Consolidated Balance Sheet Data

	December	December	December	December
	31,2007	31,2006	31, 2005	31, 2004
	US$’000	US$’000	US$’000	US$’000

Net current assets (current assets less current liabilities)	36,298	61,435	44,964	53,448
Non current liabilities	(35,623)	(45,928)	(19,083)	(16,636)
Total assets	215,979	249,131	184,602	156,040
Capital stock	991	978	830	776
Shareholders’ equity	136,845	167,262	133,618	118,894
No dividends were declared in any of the periods from December 31, 2004 to December 31, 2007.
Risk Factors
Before you invest in our shares, you should be aware that there are various risks, which are described below. You should consider carefully these risks together with all of the other information included in this annual report before you decide to purchase our shares.
Trinity Biotech’s operating results may be subject to fluctuations.
•
Trinity Biotech’s operating results may fluctuate as a result of many factors related to its business, including the competitive conditions in the industry, major reorganisations of the Groups activities, loss of significant customers, delays in the development of new products and currency fluctuations, as described in more detail below, and general factors such as the size and timing of orders, the prevalence of various diseases and general economic conditions. In the event of lower operating profits, this could have a negative impact on cash generated from operations and also negatively impact shareholder value.

A need for capital might arise in the future if Trinity Biotech’s capital requirements increase or revenues decrease.
•
Up to now Trinity Biotech has funded its operations through the sale of its shares and securities convertible into shares, cashflows from operations and bank borrowings. Trinity Biotech expects that the proceeds of equity financings, bank borrowings, lease financing, current working capital and sales revenues will fund its existing operations and payment obligations. However, if our capital requirements are greater than expected, or if our revenues do not generate sufficient cashflows to fund our operations, we may need to find additional financing which may not be available on attractive terms or at all. Any future financing could have an adverse effect on our current shareholders or the price of our shares in general.

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
•
Trinity Biotech’s principal business is the supply of medical diagnostic test kits and related diagnostic instrumentation. The diagnostics industry is extremely competitive. Trinity Biotech is competing directly with companies which have greater capital resources and larger marketing and business organisations than Trinity Biotech. Trinity Biotech’s ability to grow revenue and earnings may be adversely impacted by competitive product and pricing pressures and by its inability to gain or retain market share as a result of the action of competitors.

We have invested in research and development (“R&D”) but there can be no guarantees that our R&D programmes will not be rendered technologically obsolete or financially non-viable by the technological advances of our competitors, which would also adversely affect our existing product lines and inventory. The main competitors of Trinity Biotech (and their principal products with which Trinity Biotech competes) include Dade-Behring (Sysmex® CA, D-Dimer plus, Enzygnost®), Zeus Scientific Inc. (Zeus EIA, IFA), Diasorin Inc. (ETI™), Abbott Diagnostics (AxSYM™, IMx™), Diagnostic Products Corp. — DPC (Immulite™), Bio-Rad (ELISA, WB & A1c), Roche Diagnostics (COBAS AMPLICOR™, Ampliscreen™, Accutrend™) and OraSure Technologies, Inc (OraQuick ®).

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

Trinity Biotech’s business is heavily regulated and non-compliance with applicable regulations could reduce revenues and profitability.
•
Our manufacturing and marketing of diagnostic test kits are subject to government regulation in the United States of America by the Food and Drug Administration (“FDA”), and by comparable regulatory authorities in other jurisdictions. The approval process for our products, while variable across countries, is generally lengthy, time consuming, detailed and expensive. Our continued success is dependent on our ability to develop and market new products, some of which are currently awaiting approval from these regulatory authorities. There is no certainty that such approval will be granted or, even once granted, will not be revoked during the continuing review and monitoring process.

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
•
Trinity Biotech’s success is dependent on certain key management personnel. Our key employees at December 31, 2007 were Ronan O’Caoimh, our Executive Chairman, Brendan Farrell, our CEO, Rory Nealon, our COO, Jim Walsh, Director and Kevin Tansley, our CFO and Secretary. Competition for qualified employees among biotechnology companies is intense, and the loss of such personnel or the inability to attract and retain the additional highly skilled employees required for the expansion of our activities, could adversely affect our business. In the USA, the UK, France, Germany and Sweden we have been able to attract and retain qualified personnel. In Ireland, we have experienced some difficulties in attracting and retaining staff due to competition from other employers in our industry and due to the strength of the Irish economy.

Trinity Biotech is dependent on its suppliers for the primary raw materials required for its test kits.
•
The primary raw materials required for Trinity Biotech’s test kits consist of antibodies, antigens or other reagents, glass fibre and packaging materials which are acquired from third parties. Although Trinity Biotech does not expect to be dependent upon any one source for these raw materials, alternative sources of antibodies with the characteristics and quality desired by Trinity Biotech may not be available. Such unavailability could affect the quality of our products and our ability to meet orders for specific products.

Trinity Biotech may be subject to liability resulting from its products or services.
•
Trinity Biotech may be subject to claims for personal injuries or other damages resulting from its products or services. Trinity Biotech has global product liability insurance in place for its manufacturing subsidiaries up to a maximum of €6,500,000 (US$9,569,000) for any one accident, limited to a maximum of €6,500,000 (US$9,569,000) in any one year period of insurance. A deductible of US$25,000 is applicable to each insurance event that may arise. There can be no assurance that our product liability insurance is sufficient to protect us against liability that could have a material adverse effect on our business.

Currency fluctuations may adversely affect our earnings and assets.
•
Trinity Biotech records its transactions in US Dollars, euro and Swedish Kroner and prepares its financial statements in US Dollars. A substantial portion of our expenses is denominated in euro. However, Trinity Biotech’s revenues are primarily denominated in US Dollars. As a result, the Group is affected by fluctuations in currency exchange rates, especially the exchange rate between the US dollar and the euro, which may adversely affect our earnings and assets. The percentage of 2007 consolidated revenue denominated in US Dollars was approximately 65%. Of the remaining 35% revenue, 27% relates to revenue denominated in Euro and 8% relates to sterling, yen and Swedish Kroner denominated revenues. Thus, a 10% decrease in the value of the euro would have approximately a 3% adverse impact on consolidated revenues.

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
•
The warrants issued in 2004 and the total share options exercisable at December 2007, as described in Item 18, note 20 to the consolidated financial statements, are convertible into American Depository Shares (ADSs), 1 ADS representing 4 Class “A” Ordinary Shares. The exercise of the share options exercisable and of the warrants will likely occur only when the conversion price is below the trading price of our ADSs and will dilute the ownership interests of existing shareholders. For instance, should the options and warrant holders of the 6,417,223 ‘A’ Ordinary shares (1,604,306 ADSs) exercisable at December 31, 2007 be exercised, Trinity Biotech would have to issue 6,417,223 additional ‘A’ ordinary shares (1,604,306 ADSs). On the basis of 74,756,765 ‘A’ ordinary shares outstanding at December 31, 2007, this would effectively dilute the ownership interest of the existing shareholders by approximately 8%.

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

Item 4 Information on the Company
History and Development of the Company
Trinity Biotech (“the “Group”) develops, acquires, manufactures and markets medical diagnostic products for the clinical laboratory and point-of-care (“POC”) segments of the diagnostic market. These products are used to detect autoimmune, infectious and sexually transmitted diseases, diabetes and disorders of the blood, liver and intestine. The Group is also a significant provider of raw materials to the life sciences industry. The Group sells worldwide in over 80 countries through its own sales force and a network of international distributors and strategic partners.
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
The Group, which has its headquarters in Bray Ireland, employs in excess of 750 people worldwide and markets its portfolio of over 500 products to customers in 80 countries around the world. Trinity Biotech markets its products in the US and the rest of the world through a combination of direct selling and a network of national and international distributors. The Group has established direct sales forces in the US, Germany, France and the UK. Trinity Biotech has manufacturing facilities in Bray, Ireland, Umea, Sweden and Lemgo, Germany, in Europe and in Jamestown, New York, Carlsbad, California and Kansas City, Missouri in the USA.
The following represents the acquisitions made by Trinity Biotech in recent years.
Acquisition of the immuno-technology business of Cortex Biochem Inc
In September 2007, the Group acquired the immuno-technology business of Cortex Biochem Inc (“Cortex”) for a total consideration of US$2,925,000, consisting of cash consideration of US$2,887,000 and acquisition expenses of US$38,000.
Acquisition of certain components of the distribution business of Sterilab Services UK
In October 2007, the Group acquired certain components of the distribution business of Sterilab Services UK (“Sterilab”), a distributor of Infectious Diseases products, for a total consideration of US$1,489,000, consisting of cash consideration of US$1,480,000 and acquisition expenses of US$9,000.
Acquisition of Haemostasis business of bioMerieux Inc
In June 2006, Trinity Biotech acquired the haemostasis business of bioMerieux Inc. (“bioMerieux”) for a total consideration of US$44.4 million, consisting of cash consideration of US$38.2 million, deferred consideration of US$5.5 million (net of discounting) and acquisition expenses of US$0.7 million. At December 31, 2006, Trinity Biotech had accrued US$5,688,000 for the deferred consideration to be paid in June 2007 and June 2008 (see Item 18, note 24 to the consolidated financial statements). Deferred consideration of US$3,208,000 was paid to bioMerieux in June 2007. At December 31, 2007, the Group has accrued deferred consideration US$2,725,000 (net of discounting) to be paid in June 2008.
Acquisition of the distribution business of Laboratoires Nephrotek SARL
In October, 2006, Trinity Biotech acquired the French distribution business of Laboratoires Nephrotek SARL (“Nephrotek”) for a total consideration of US$1,175,000, consisting of cash consideration of US$1,060,000 and acquisition expenses of US$115,000.
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

Principal Markets
The primary market for Trinity Biotech’s tests remains the US. During fiscal year 2007, the Group sold 48% (US$68.4 million) (2006: 51% or US$60.7 million) (2005: 51% or US$50.6 million) of product in the US. Sales to non-US (principally European and Asian/ African) countries represented 52% (US$75.2 million) for fiscal year 2007 (2006: 49% or US$57.9 million) (2005: 49% or US$47.9 million).
For a more comprehensive segmental analysis please refer to Item 5, “Results of Operations” and Item 18, note 2 to the consolidated financial statements.
Principal Products
Trinity Biotech develops, acquires, manufactures and markets a wide range of diagnostic products. The complete portfolio is divided into 4 product lines which are sold under the following established brand names:

	Infectious	Clinical
Haemostasis	Diseases	Chemistry	Point of Care
Biopool®	Bartels®	Primus™	UniGold™
Amax™	CAPTIA™	EZ™	Capillus™
Destiny™	MarDx®		Recombigen®
MicroTrak™
MarBlot®
In December 2007, the haemostasis, infectious diseases and clinical chemistry product lines were amalgamated into a single product line, Clinical Laboratory.
Haemostasis
The haemostasis product line comprises of test kits and instrumentation used for the detection of blood disorders. Trinity Biotech has two established ranges of haemostasis products, Biopool® and Amax™, which were acquired by the Group in 2001 and 2002 respectively. The Amax range of products includes a portfolio of diagnostic instrumentation including the Destiny™ range.
Following the acquisition of the bioMerieux haemostasis product line in 2006, the haemostasis product line has been rationalised into a single core “Trini” brand and has become the largest product line in revenue terms within Trinity Biotech. The acquisition of bioMerieux has significantly increased the market share of Trinity Biotech within the haemostasis market. In particular, the acquisition has strengthened the Group’s position in our direct selling markets in the USA, the UK, France and Germany.
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
As part of the Group restructuring announced in December 2007, a number of Haemostasis products were identified to be culled (See item 18, note 3, Restructuring expenses and impairment).
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
As part of the Group restructuring announced in December 2007, a number of Infectious Diseases products were identified to be culled (See item 18, note 3, Restructuring expenses and impairment).
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
In 2005 Trinity Biotech acquired Primus Corporation, a leader in the field of in-vitro diagnostic testing for haemoglobin A1c and haemoglobin variants, used in the detection of diabetes. Primus manufactures a range of instrumentation using patented HPLC (high pressure liquid chromatography) technology. These products are the most accurate and precise methods available for detection and monitoring the patient status and overall diabetic control. Primus sells the products to physicians’ offices and reference laboratories directly in the USA and via a distribution network in other countries. In addition, the Group is in the process of developing a variant haemoglobin assay for neo-natal screening and a sub one minute HbA1c test.
Point of Care (POC)
Point of Care refers to diagnostic tests which are carried out in the presence of the patient. Trinity Biotech’s current range of POC tests principally test for the presence of HIV antibodies. The Group’s principal products are UniGold™ and Capillus™.
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
In November 2007, Trinity Biotech received FDA clearance on the Tristat point-of-care system, which will be used in physician laboratories, diabetes clinics and health centres for the rapid determination of Haemoglobin A1c.
Sales and Marketing
Trinity Biotech sells its product through its own direct sales-force in four countries: the United States, Germany, France and the United Kingdom. In the United States there are approximately 97 sales and marketing professionals responsible for the sale of the Trinity Biotech range of haemostasis reagents and instrumentation, clinical chemistry, point of care and infectious disease products. The Group also has sales forces of 26 in Germany, 11 in France and 16 in the UK. In addition to our direct sales operations, Trinity Biotech also operates in approximately 80 countries, through over 300 independent distributors and strategic partners.
Manufacturing and Raw Materials
Trinity Biotech uses a wide range of biological and non-biological raw materials. The primary raw materials required for Trinity Biotech’s test kits consist of antibodies, antigens, human plasma, latex beads, rabbit brain phospholipids, bovine source material, other reagents, glass fibre and packaging materials. The reagents used as raw materials have been acquired for the most part from third parties. Although Trinity Biotech is not dependent upon any one source for such raw materials, alternative sources of antibodies and antigens with the specificity and sensitivity desired by Trinity Biotech may not be available from time-to-time. Such unavailability could affect the supply of its products and its ability to meet orders for specific products, if such orders are obtained. Trinity Biotech’s growth may be limited by its ability to obtain or develop the necessary quantity of antibodies or antigens required for specific products. Thus, Trinity Biotech’s strategy is, whenever possible, to establish alternative sources of supply of antibodies.

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
Licences
Trinity Biotech has entered into a number of key licensing arrangements including the following:
In 2005 Trinity Biotech obtained a license from the University of Texas for the use of Lyme antigen (Vlse), thus enabling the inclusion of this antigen in the Group’s Lyme diagnostic products. Trinity also entered a Biological Materials License Agreement with the Centre for Disease Control (CDC) in Atlanta, GA, USA for the rights to produce and sell the CDC developed HIV Incidence assay.
In 2002, Trinity Biotech obtained the Unipath and Carter Wallace lateral flow licences under agreement with Inverness Medical Innovations (“IMI”). In 2006, Trinity Biotech renewed its license agreement with Inverness Medical Innovations covering IMI’s most up to date broad portfolio of lateral flow patents, and expanded the field of use to include over the counter (”OTC”) for HIV products, thus ensuring Trinity Biotech’s freedom to operate in the lateral flow market with its UniGold technology.
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
The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors. As 48% of Trinity Biotech’s 2007 revenues were generated in the US and the US represents approximately 43% of the worldwide diagnostics market, an overview of FDA regulation has been included below.

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
510(k) Clearance Pathway. To obtain 510(k) clearance, Trinity Biotech must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a “predicate device” – either a previously cleared class I or II device or a class III preamendment device, for which the FDA has not called for PMA applications. The FDA’s 510(k) clearance pathway usually takes from 3 to 9 months, but it can take longer. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could even require a PMA approval.
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
Organisational Structure
Trinity Biotech plc and its subsidiaries (“the Group”) is a manufacturer of diagnostic test kits and instrumentation for sale and distribution worldwide. Trinity Biotech’s executive offices are located at Bray, Co. Wicklow, Ireland while its research and development, manufacturing and marketing activities are principally conducted at Trinity Biotech Manufacturing Limited, based in Bray, Co. Wicklow, Ireland, Trinity Biotech (UK Sales) Limited, based in Berkshire England, Trinity Biotech GmbH, based in Lemgo, Germany, and at Trinity Biotech (USA), MarDx Diagnostics Inc, Primus Corporation and Biopool US Inc. based in Jamestown, New York State, Carlsbad, California, Kansas City, Missouri and Berkeley Heights, New Jersey respectively. The Group’s distributor of raw materials for the life sciences industry, Fitzgerald Industries, is based in Concord, Massachusetts and Bray, Co. Wicklow, Ireland.
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
Trinity Biotech’s Irish manufacturing and research and development facilities consisting of approximately 45,000 square feet are located at IDA Business Park, Bray, Co. Wicklow. This facility is ISO 9001 approved and was purchased in December 1997. The facilities include offices, research and development laboratories, production laboratories, cold storage and drying rooms and warehouse space. Trinity Biotech spent US$4.2 million buying and fitting out the facility. In December 1999, the Group sold the facility for net proceeds of US$5.2 million and leased it back from the third party purchaser for 20 years. The current annual rent, which is reviewed every five years, is set at €479,000 (US$705,000).
Trinity Biotech has entered into a number of related party transactions with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of the Company, and directly with Mr Caoimh and Dr Walsh, to provide current and potential future needs for the Group’s manufacturing and research and development facilities, located at IDA Business Park, Bray, Co. Wicklow, Ireland. In July 2000, Trinity Biotech entered into a 20 year lease with JRJ for a 25,000 square foot warehouse adjacent to the existing facility at a current annual rent of €275,000 (US$405,000). In November 2002, Trinity Biotech entered into an agreement for a 25 year lease with JRJ, for 16,700 square feet of offices at an annual rent of €381,000 (US$561,000), payable from 2004. In December 2007, the Group entered into an agreement with Mr O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a rate of €17.94 per square foot (including fit out) giving a total annual rent of €787,000 (US$1,158,000). See Item 7 – Major Shareholders and Related Party Transactions).
Trinity Biotech USA operates from a 24,000 square foot FDA and ISO 9001 approved facility in Jamestown, New York. The facility was purchased by Trinity Biotech USA in 1994. Additional warehousing space is also leased in upstate New York at an annual rental charge of US$118,000.
MarDx operates from two facilities in Carlsbad, California. The first facility comprises 21,500 square feet and is the subject of a five year lease, renewed in 2006, at an annual rental cost of US$251,000. The second adjacent facility comprises 14,500 square feet and is the subject of a five year lease, renewed in 2006, at an annual rental cost of US$165,000.
Trinity Biotech also operates from an additional facility located in Umea, Sweden. The Umea facility is 8,712 square feet and the annual rental is US$129,000. The lease, renewed in December 2006, expires in December 2008. This lease will not be renewed in December 2008, as the closure of Swedish manufacturing operation will be completed during 2008 (See Item 18, Note 3, Restructuring expenses and impairment).
Trinity Biotech GmbH owns an ISO 9001 approved manufacturing and office facility of 78,000 square feet in Lemgo, Germany.
Trinity Biotech also has sales and marketing functions which operate from additional premises in the UK and France. Trinity Biotech leases two units in Berkshire, UK, at an annual rent of £91,000 (US$182,000). In 2006, Trinity Biotech entered into a lease for a 5,750 square foot premises in Paris, France, at an annual rent of €46,000 (US$69,000).
Additional office space is leased by the Group in Ireland, Kansas City, Missouri, Concord, Massachusetts and Berkeley Heights, New Jersey at an annual cost of US$170,000, US$100,000, US$109,000 and US$266,000, respectively.
Capital expenditures and divestitures
Trinity Biotech has no divestitures or significant capital expenditures in progress.

Item 5 Operating and Financial Review and Prospects
Operating Results
Trinity Biotech’s consolidated financial statements include the attributable results of Trinity Biotech plc and all its subsidiary undertakings collectively. This discussion covers the years ended December 31, 2007, December 31, 2006 and December 31, 2005, and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”).
Trinity Biotech has availed of the exemption under SEC rules to prepare consolidated financial statements without a reconciliation to U.S. generally accepted accounting principles (“US GAAP”) as at and for the three year period ended December 31, 2007 as Trinity Biotech is a foreign private issuer and the financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”).
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
The comparability of our financial results for the years ended December 31, 2007, 2006, 2005 and 2004 have been impacted by acquisitions made by the Group in each of the four years. In 2007, the Group acquired the immuno-technology assets of Cortex and certain components of the distribution business of Sterilab. In 2006, the Group acquired the Haemostasis business of bioMerieux and a direct selling entity in France. In 2005, Group acquired Primus Corporation and Research Diagnostics Inc. In 2004, the Group acquired Fitzgerald Industries International inc (“Fitzgerald”) and certain components of Adaltis US Inc.
For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.
Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and judgements that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.
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
In December 2007, as part of an overall restructuring announced the Group announced its intention to focus on a smaller number of R&D projects, with a particular focus on projects which will make the greatest contribution to the strategic growth and development of the Group. This decision was made independently of and in advance of the Group’s annual impairment review. As part of the Group restructuring it was decided to terminate or suspend a number of projects. As a result, US$5,134,000 of development costs were written off for the year ended December 31, 2007. The write off of capitalised developments costs in 2007 relates to a number of specific projects, the two most significant being the HIV over-the-counter (OTC) product and the development of the HIV Western Blot confirmatory test which account for US$2,772,000 of the total amount of capitalised development costs written off of US$5,134,000. The decision to suspend the HIV OTC project is based on the latest assessment of expected market size for this product. The Group’s market assessment, carried out at the time of the Group restructuring, indicated that the market opportunity for this product was significantly less than was originally envisaged. The Group’s decision to suspend the development of its HIV Western Blot confirmatory test is also due to changes in the marketplace. In particular the emergence of specific information in late 2007 indicating that Western Blot technology would no longer be required for carrying out confirmatory testing for HIV was a major factor in this assessment. The remaining development projects, which account for US$2,631,000 of the total capitalised development costs being written off in 2007 have resulted from the strategic decision made by the Group in 2007 to focus on a smaller number of R&D projects.
At December 31, 2007 the carrying value of capitalised development costs was US$19,150,000 (2006: US$17,290,000) (see Item 18, note 12 to the consolidated financial statements). The increase in 2007 was attributable to development costs of US$7,508,000 being capitalised during 2007, foreign exchange movements of US$33,000 and partially offset by the write-off of capitalised development costs for the year ended December 31, 2007 of US$5,134,000, referred to above, arising from the decision taken by the Group to suspend development of a number of on-going projects (See Item 18, note 3, Restructuring expenses and impairment) and amortisation of US$547,000. Given the level or amount of expected cash flows that will result from the successful conclusion of the Company’s on-going development projects when compared to their respective carrying values, any reasonably possible change in estimate of cashflows would not result in a change to these carrying values. In the event that any of the projects cannot be completed this would result in a write off of the balance in question. The projects which are currently in progress have a range of carrying values up to US$5,988,000.
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

When we determine that the carrying value of intangibles, non-current assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on our estimates of projected net discounted cash flows expected to result from that asset, including eventual disposition. Our estimated impairment could prove insufficient if our analysis overestimated the cash flows or conditions change in the future. As part of the impairment review for 2007, updated estimates of cash flows from sales were employed based on the latest sales and forecast information available. These revised estimates resulted in an impairment loss of US$19,156,000 on goodwill being recognised in 2007, which represented the excess of the carrying value over the discounted future cashflows. The Group has also recognised a specific impairment loss of US$1,094,000 against the carrying value of the technology assets acquired from bioMerieux in 2006. The impairment loss represents 25% of the carrying value of the technology assets at the date of the group restructuring, as the products being culled represent approximately 25% of sales of those products acquired from bioMerieux. The remaining useful economic life of the remaining 75% of the carrying value of the technology asset is unaffected and was amortised on a straight line basis, through December 31, 2007. No other assets were impaired as a direct result of the product rationalisation (See Item 18, note 11 to the consolidated financial statements).
In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, there would be the following impact on the level of the goodwill impairment loss recorded at December 31, 2007:
•	An increase in goodwill impairment of US$23.5 million in the event of a 10% decrease in the growth in revenues.

•	A decrease in goodwill impairment of US$18.6 million in the event of a 10% increase in the growth in revenues.
Similarly if there was a 10% variation in the discount rate used to calculate the potential goodwill impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be the following impact on the level of the goodwill impairment loss recorded at December 31, 2007:
•	An increase in goodwill impairment of US$18.0 million in the event of a 10% increase in the discount rate.

•	A decrease in goodwill impairment of US$16.3 million in the event of a 10% decrease in the discount rate.
The impairment reviews carried out at December 31, 2006 and December 31 2005 did not result in any impairment of intangible assets, non-current assets or related goodwill. A 10% variation in the discount rate or growth in revenues used to calculate the potential impairment of the carrying values would not have resulted in an impairment of assets at December 31, 2006 or December 31, 2005.
Allowance for slow-moving and obsolete inventory
We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write off any inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2005, 2006 or 2007 which would have an impact on the carrying values of inventory during those periods, except as discussed below.
At December 31, 2007 our allowance for slow moving and obsolete inventory was US$18,234,000 which represents approximately 29.1% of gross inventory value. This compares with US$7,284,000, or approximately 13.8% of gross inventory value, at December 31, 2006 (see Item 18, note 15 to the consolidated financial statements) and US$3,564,000, or approximately 9.1% of gross inventory value, at December 31, 2005. The change in the estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory in 2007 compared to 2006 was principally due to a US$11,772,000 provision recorded in 2007 arising from the rationalisation of the Group’s haemostasis and infectious diseases product lines announced as part of the Group’s restructuring of its business in December 2007 (See Item 18, note 3 to the consolidated financial statements). In the case of finished inventory the size of this provision has been calculated based on the expected future sales of products which are being rationalised. In the case of raw materials and work in progress the size of the provision has been based on expected future production of these products. Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. The change in the estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory in 2006 compared to 2005 was principally due a provision put in place during 2006 in relation to the discontinuation of a number of haemostasis products following the acquisition of the haemostasis business of bioMerieux. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$1,253,000 at December 31, 2007 (2006: US$1,057,000) (2005: US$802,000) would result.

Allowance for impairment of receivables
We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected. Given the specific manner in which the allowance is calculated, there were no material changes in estimates made during 2007 or 2006 which would have an impact on the carrying values of receivables in these periods. At December 31, 2007, the allowance was US$657,000 which represents approximately 0.5% of Group revenues. This compares with US$1,074,000 at December 31, 2006 which represents approximately 0.9% of Group revenues (see Item 18, note 16 to the consolidated financial statements) and to US$587,000 at December 31, 2005, which represents approximately 0.6% of Group revenues. In the event that this estimate was to increase or decrease by 0.4% of Group revenues, which would represent a reasonably likely range of outcomes, then a change in the allowance of US$574,000 at December 31, 2007 (2006: US$475,000) (2005: US$394,000) would result.
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
While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing whether deferred tax assets can be recognised, there is no assurance that these deferred tax assets may be realisable. The extent to which recognised deferred tax assets are not realisable could have a material adverse impact on our income tax provision and net income in the period in which such determination is made. In addition, we operate within multiple taxing jurisdictions and are subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. In management’s opinion, adequate provisions for income taxes have been made.
Item 18, note 13 to the consolidated financial statements outlines the basis for the deferred tax assets and liabilities and includes details of the unrecognized deferred tax assets at year end. The Group derecognized deferred tax assets arising on unused tax losses except to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilised before they expire. The derecognition of these deferred tax assets was considered appropriate in light of the increased tax losses caused by the restructuring and uncertainty over the timing of the utilisation of the tax losses. Except for the derecognition of deferred tax assets there were no material changes in estimates used to calculate the income tax expense provision during 2007, 2006 or 2005.
Impact of Recently Issued Accounting Pronouncements
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”). The IFRS applied are those effective for accounting periods beginning on or after 1 January 2007. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. During 2007, the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) issued additional standards, interpretations and amendments to existing standards which are effective for periods starting after the date of these financial statements. A list of these additional standards, interpretations and amendments, and the potential impact on the financial statements of the Group, is outlined in Item 18, note 1(z).

Results of Operations
Year ended December 31, 2007 compared to the year ended December 31, 2006
The following compares our results in the year ended December 31, 2007 to those of the year ended December 31, 2006 under IFRS. Our analysis is divided as follows:
1.	Overview

2.	Revenues

3.	Operating Expenses

4.	Retained Profit
1. Overview
The financial results for the year ended December 31, 2007 are impacted by the announcement made by Trinity Biotech in December 2007 to restructure its business. The restructuring included the following elements:
•	the rationalisation of the Haemostasis and Infectious Diseases reagent and instrumentation product lines resulting in an inventory write off of US$11,772,000;

•
the closure of the Group’s operation in Sweden, resulting in an inventory write off of US$147,000 (included in the total inventory write off in 2007 of US$11,772,000), a write down of property, plant & equipment of US$42,000, termination payments of US$332,000 and accrued lease obligations of US$116,000;

•	the streamlining of the Group’s development activities which resulted in a write off of capitalised development and license costs of US$6,667,000 and,

•
the reorganisation of the US sales force coupled with a redundancy programme to reduce headcount across the Group resulting in additional termination payments of US$1,703,000 (exclusive of termination payments made as part of the closure of the Swedish manufacturing operation of US$332,000). Total termination payments for the year amounted to US$2,035,000 of which US$2,016,000 has been accrued at December 31, 2007.

In addition, in accordance with IAS 36, Impairment of Assets, the Group also recognised an impairment provision of US$19,156,000 against goodwill. A further US$1,094,000 was written off technology intangible assets acquired from BioMerieux and this charge is included in research and development expenses as part of the total amount written off for capitalised development and license costs of US$6,667,000. Please refer to Item 18, note 3 to the consolidated financial statements for a more comprehensive discussion on the restructuring in 2007.
The impact of this restructuring and goodwill impairment is a charge to the statement of operations after tax of US$38,363,000 for the year ended December 31, 2007.

	Restructuring	Impairment	Total
	US$’000	US$’000	US$’000
Cost of sales
Inventory provision	11,772	—	11,772
Termination payments	953	—	953

	12,725	—	12,725

Research & development
Write-off of capitalised development and license costs	6,667	—	6,667
Termination payments	240	—	240

	6,907	—	6,907

Selling, general & administration expenses
Impairment of goodwill	—	19,156	19,156
Termination payments	842	—	842
Lease obligation provision	116	—	116
Other	201	—	201

	1,159	19,156	20,315

Total restructuring expenses and goodwill impairment before tax	20,791	19,156	39,947
Income tax impact of restructuring expenses and goodwill impairment	(1,584)	—	(1,584)

Total restructuring expenses and goodwill impairment after tax	19,207	19,156	38,363

In 2007 Group revenues increased by US$24.9 million, which represents a growth rate of 21%. In 2007 haemostasis continues to be the Group’s most significant product line representing 42% of product revenues. Haemostasis revenues increased by 31% in 2007, primarily due to the full year impact of the acquisition of the haemostasis business of BioMerieux in 2006. The remaining revenues came from the infectious diseases (29%), point of care (12%) and clinical chemistry (17%) product lines. Geographically, 48% of sales were generated in the Americas, 30% in Europe and 22% in the rest of the world.
The gross margin for the year ended December 31, 2007 was 38%. In 2007, as part of the overall restructuring expense, the Group recognised US$11,772,000 in cost of sales for inventory written off relating to those haemostasis and infectious diseases products and instruments being rationalised for the year ended December 31, 2007. The Group also recognised an additional charge of US$953,000 in cost of sales for termination payments for the year ended December 31, 2007. Excluding the impact of the US$12.7 million for the restructuring expenses, the gross margin would be 47% which is broadly consistent with the gross margin for the year ended December 31, 2006, excluding the impact of the inventory provision of US$5.8 million, of 48%.
The operating loss was US$29,372,000 for the year ended December 31, 2007 which compares to an operating profit of US$1,941,000 for the year ended December 31, 2006. The movement is primarily due to the impact of the US$39.9 million for restructuring expenses and goodwill impairment. Excluding the impact of the restructuring expenses and goodwill impairment in 2007 and the inventory provision of US$5.8 million in 2006, the operating profit increased by 37% primarily due to increased sales, of which US$13,523,000 relates to the impact of acquisitions made in 2007 and 2006 and US$11,420,000 is as a result of organic growth. However, the impact of increased sales, which grew by 21%, was offset by increased selling, general & administrative (SG&A) and research and development (R&D) costs. This resulted in an operating margin, excluding the impact of the restructuring expenses and goodwill impairment, of 7%. In 2006, the operating margin, excluding the impact of the US$5.8 million inventory provision was also 7%.
The loss for the year ended December 31, 2007 was US$35,372,000 which compares to a profit for the year ended December 31, 2006 of US$3,276,000. Excluding the after tax impact of the restructuring expenses and goodwill impairment, the profit for the year would be US$2,991,000, which represents a decrease in profit for the year of 9% (compared to an increase in operating profit of 37%). Although profit before tax increased in 2007, the profit after tax was lower than 2006. This is due to the impact of the derecognition of deferred tax assets of US$3,780,000 in relation to unused tax losses and higher net interest financing costs in 2007.
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

Revenues by Product Line
The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2007	2006
	US$’000	US$’000	% Change
Revenues
Infectious diseases	41,293	42,051	(2%)
Haemostasis	60,759	46,476	31%
Clinical Chemistry	17,061	14,868	15%
Point of Care	24,504	15,279	60%

Total	143,617	118,674	21%

Trinity Biotech’s consolidated revenues for the year ended December 31, 2007 were US$143,617,000 compared to consolidated revenues of US$118,674,000 for the year ended December 31, 2006, which represents an overall increase of US$24,943,000.
Infectious Diseases Revenues
Sales of infectious diseases products have decreased by US$758,000. This decrease is principally due to a reduction in sales of flu anti-bodies through our Fitzgerald business due to a poor flu season principally attributable to mild winter conditions in Fitzgerald’s US and Asian markets. This was partially offset by improved Lyme sales in the US, increased sales in the Group’s direct selling operation in France during its first full year of trading and the impact of the acquisition of Sterilab in the United Kingdom.
Haemostasis Revenues
The net increase in haemostasis revenues of US$14,283,000 is principally attributable to increased sales arising from the full year impact of the acquisition of the haemostasis business of BioMerieux in 2006 (US$12,224,000). The remaining increase is attributable to the 8% growth in the Group’s Amax and Biopool product ranges (US$2,059,000).
Clinical Chemistry Revenues
The increase in clinical chemistry revenues of US$2,193,000 is principally due to international sales of the Primus products. Primus specialises in the field of in vitro diagnostic testing for haemoglobin A1c and haemoglobin variants (used in the detection and monitoring of diabetes patients).
Point of Care
Sales of Point of Care products have increased by US$9,225,000 which is primarily attributable to increased sales of Trinity’s Unigold rapid HIV test in Africa and the US.
Revenues by Geographical Region
The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2007	2006
	US$’000	US$’000	% Change
Revenues
Americas	68,481	60,748	13%
Europe	43,631	34,452	27%
Asia/Africa	31,505	23,474	34%

Total	143,617	118,674	21%

The US$7,733,000 increase in the Americas is primarily attributable to the following factors:
•	An increase in haemostasis sales including the full year impact of bioMerieux haemostasis products which was acquired in June 2006 (US$12,224,000);

•	the growth in the sales of Trinity’s Unigold rapid HIV test.
The US$9,179,000 increase in Europe is primarily due to increased sales arising from the full year impact of the acquisition of BioMerieux and sales of Infectious Diseases products in France.
The US$8,031,000 increase in Asia/Africa is primarily due to increased sales of Trinity’s Unigold rapid HIV tests in Africa.
For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.
3. Operating Expenses
The following table sets forth the Group’s operating expenses.

	Year ended December 31,
	2007	2006
	US$’000	US$’000	% Change

Revenues	143,617	118,674	21%
Cost of sales	(75,643)	(62,090)	22%
Cost of sales – restructuring expenses	(953)	—	100%
Cost of sales – inventory write off/ provision	(11,772)	(5,800)	103%

Gross profit	55,249	50,784	9%
Other operating income	413	275	50%
Research & development	(6,802)	(6,696)	2%
Research & development – restructuring expenses	(6,907)	—	100%
SG&A expenses	(51,010)	(42,422)	20%
SG&A expenses – restructuring expenses	(20,315)	—	100%

Operating (loss)/ profit	(29,372)	1,941	(1614%)

Cost of sales
Total cost of sales increased by US$20,478,000 from US$67,890,000 for the year ended December 31, 2006 to US$88,368,000, for the year ended December 31, 2007, an increase of 30%. The increase is primarily attributable to the restructuring expenses of US$12,725,000 recognised in cost of sales in 2007, partially offset by the inventory provision in 2006 of US$5.8 million. Cost of sales, excluding the impact of the restructuring expenses of US$12.7 million in 2007 and the US$5.8 million inventory provision in 2006, increased by US$13,553,000 from US$62,090,000 for the year ended December 31, 2006 to US$75,643,000, for the year ended December 31, 2007, an increase of 22%. This increase in cost of sales is broadly in line with the increase in revenues for the Group. Cost of sales excluding the US$12.7 million for the inventory write off and restructuring expenses for the year represents 53% of revenues, which is broadly in line with the cost of sales excluding the US$5.8 million inventory provision as a percentage of revenue in 2006 (52%). See Revenues section above for details on movements in revenues during 2007.
Included in cost of sales for the year ended December 31, 2007 is US$12,725,000 for the inventory write off and restructuring expenses, resulting from a decision taken by the Board of Directors of Trinity Biotech during 2007 to restructure the business. Under the restructuring plan, Trinity Biotech undertook to reduce the number of products and instruments within the two key product lines of haemostasis and infectious diseases. As a result, the Group has recognised US$11,772,000 for inventory written off relating to those haemostasis and infectious diseases products and instruments being rationalised for the year ended December 31, 2007. As part of the restructuring, the Group also recognised an additional amount of US$953,000 in cost of sales for termination payments for the year ended December 31, 2007.

In 2006, the Group made a US$5.8 million inventory provision resulting from the acquisition of the haemostasis business of bioMerieux in 2006. This arose from the process of combining the acquired bioMerieux range of products with the Group’s existing product range. As part of this process it was decided to discontinue various existing products, hence the requirement for the inventory provision.
Gross margin
The gross margin for 2007 was 38% which compares to a gross margin in 2006 of 43%. The decrease in gross margin in 2007 is primarily attributable to the impact of the restructuring expenses and goodwill impairment. Excluding the impact of the US$12.7 million restructuring expenses, the gross margin would have been 47%, which is broadly in line with the 2006 gross margin excluding the impact of the US$5.8 million inventory provision of 48%.
Research and development expenses
Research and development (“R&D”) expenditure increased to US$13,709,000 in 2007 compared to expenditure of US$6,696,000 in 2006. The increase in research and development expenditure is primarily attributable to the total restructuring expenses recognised in R&D in 2007 of US$6,907,000. The total R&D restructuring expenses of US$6,907,000 consists of US$5,134,000 of development costs written off, US$439,000 for license costs written off and a further US$1,094,000 written off technology intangible assets acquired from BioMerieux. Termination payments included in R&D amounted to US$240,000. Research and development expenditure, excluding the impact of the write-off of capitalised development and license costs of US$6,667,000 and termination payments of US$240,000 resulting from the restructuring activities, increased to US$6,802,000 in 2007 compared to expenditure of US$6,696,000 in 2006. This represents 5% of consolidated revenues, which is consistent with 2006. For a consideration of the Company’s various R&D projects see “Research and Products under Development” in Item 5 below.
Selling, General & Administrative expenses (SG&A)
The following table outlines the breakdown of SG&A expenses in 2007 compared to a similar breakdown for 2006.

	Year ended December 31,		Increase/
	2007	2006	(decrease)
	US$’000	US$’000	US$’000	% Change
SG&A (excl. share-based payments and amortisation)	46,368	38,719	7,649	20%
SG&A restructuring expenses and goodwill impairment	20,315	—	20,315	100%
Share-based payments	1,224	1,016	208	20%
Amortisation	3,418	2,687	731	27%

Total	71,325	42,422	28,903	68%

Selling General & Administrative Expenditure (excluding share-based payments and amortisation)
Total SG&A expenses increased from US$42,422,000 for the year ended December 31, 2006 to US$71,325,000 for the year ended December 31, 2007, which represents an increase of US$28,903,000. The increase is primarily due to the restructuring expenses and an increase in SG&A expenses excluding share-based payments and amortisation. Total SG&A expenses excluding share-based payments and amortisation increased from US$38,719,000 for the year ended December 31, 2006 to US$66,683,000 for the year ended December 31, 2007, which represents an increase of 72%. Of the total increase of US$38,719,000, US$20,315,000 relates to restructuring expenses incurred in 2007. SG&A expenses (excluding restructuring expenses, goodwill impairment, share-based payments and amortisation) increased 20% or by US$7,649,000 from US$38,719,000 to US$46,368,000, which compares to revenue growth of 21% during the same period.

The principal reasons for the increase in SG&A expenses (excluding restructuring expenses, goodwill impairment, share-based payments and amortisation) of US$7,649, 000 in 2007, are as follows:
•
Increased SG&A costs in the Head Office/Irish operations of US$4,327,000. This is mainly due to a combination of strengthening of the Group’s marketing and central administration functions in conjunction with increased professional fees associated with the implementation of Sarbanes Oxley;

•
An increase of US$2,057,000 in the Group’s European operations (excluding Ireland). Of this increase, US$1,465,000 related to the full year impact of the direct sales operation in France acquired in 2006. The remaining increase of US$592,000 arose principally in the UK mainly due to the increase in employee numbers and related costs associated with the expansion of this entity following the acquisition of the haemostasis business of bioMerieux in 2006.

•
Increased SG&A costs of US$1,265,000 in the USA. This is primarily due to the full year impact of the increased personnel and related costs following the acquisition of the haemostasis business of bioMerieux in June 2006.

SG&A restructuring expenses and goodwill impairment
Arising from the 2007 impairment review, a goodwill impairment loss of US$19,156,000 was recognised in the consolidated statement of operations for the year ended December 31, 2007. This impairment loss arose in Trinity Biotech Manufacturing Limited, one of the Group’s cash generating units (“CGU’s”). Trinity Biotech Manufacturing Limited manufactures haemostasis, infectious diseases, point of care and clinical chemistry products at its plant in Bray, Ireland, which are then sold to third party distributors and other selling entities within the Group. A further US$1,094,000 was written off technology intangible assets acquired by BioMerieux and this charge is included in research and development expenses as part of the total amount written off for capitalised development and license costs of US$6,667,000. The remaining restructuring expenses of US$1,159,000 included in SG&A primarily relate to termination payments (US$842,000) and onerous lease obligations resulting from the closure of the Swedish manufacturing operation (US$116,000).
Share-based payments
The Group recorded a total charge to the statement of operations in 2007 of US$1,403,000 (2006: US$1,141,000) for share-based payments. Of the 2007 charge US$71,000 (2006: US$89,000) was charged against cost of sales. Of the remaining US$1,332,000, US$108,000 (2006: US$36,000) was charged against research and development expenses and US$1,224,000 (2006: US$1,016,000) was charged against selling general and administrative expenses.
The expense represents the value of share options granted to directors and employees which is charged to the statement of operations over the vesting period of the underlying options. The Group has used a trinomial valuation model for the purposes of valuing these share options with the key inputs to the model being the expected volatility over the life of the options, the expected life of the option and the risk free rate. The expense for 2007 is broadly in line with that of 2006 and is due to the impact of the newly issued options being offset by a reduction in the expense resulting from forfeiture of previous share options, granted to employees and key management personnel but not vested at the time of forfeiture. For further details refer to Item 18, note 20 to the consolidated financial statements.
Amortisation
The increase in amortisation of US$731,000 from US$2,687,000 to US$3,418,000 is largely attributable to the impact of amortisation of intangible assets acquired as part of the Group’s acquisitions in 2007 and 2006 (see Item 18, note 27 to the consolidated financial statements). The Group acquired the haemostasis business of BioMerieux and a direct selling operation in France in 2006 and the full year impact of these acquisitions on the 2007 amortisation charge was US$579,000. A further US$56,000 was amortised in relation to intangible assets valued on the acquisition of the immuno-technology business of Cortex and certain components of the distribution business of Sterilab, a distributor of Infectious Diseases products, in 2007.
The remaining increase of US$96,000 is mainly attributable to amortisation of development costs which were capitalised and are now being amortised over the expected life of the products to which they related.

4. ( Loss)/ profit for the year
The following table sets forth selected statement of operations data for each of the periods indicated.

	Year ended December 31,
	2007	2006
	US$’000	US$’000	% Change
Operating (loss)/ profit	(29,372)	1,941	(1613%)
Net financing costs	(2,691)	(1,489)	81%

(Loss)/ profit before tax	(32,063)	452	(7194%)
Income tax (expense)/ credit	(3,309)	2,824	(217%)

(Loss)/ profit of the year	(35,372)	3,276	(1180%)

Net Financing Costs
Net financing costs increased to US$2,691,000 compared to US$1,489,000 in 2006. This increase is primarily due to the impact of the additional debt financing taken on by the Group during 2006 and 2007. The loan facility was amended in July 2006, increasing the original loan facility by US$30 million from US$13,340,000 to US$43,340,000 due to the acquisition of the haemostasis business of bioMerieux. In October 2007, the revolver loan element of the facility increased by US$5 million from US$2,000,000 to US$7,000,000 to fund the acquisition of Cortex and Sterilab in 2007. The increased interest expense in relation to this additional debt was offset by lower interest charges in relation the Group’s convertible notes as they were being repaid during 2006. Deposit interest earned during the year decreased from US$1,164,000 in 2006 to US$457,000 due to lower cash balances held on deposit.
Taxation
The Group recorded a net tax charge of US$3,309,000 for the year ended December 31, 2007. This compared to a tax credit of US$2,824,000 for 2006. This represented a decrease in current tax of US$98,000 which is more than offset by an increase in deferred tax of US$6,231,000. The decrease in current tax is primarily attributable to current year losses in the US, Ireland and Germany resulting from the restructuring. The net deferred tax expense is primarily attributable to the derecognition of deferred tax assets in relation to unused tax losses. The derecognition of these deferred tax assets was considered appropriate due to uncertainty over the timing of the utilisation of the unused tax losses. For further details on the Group’s tax charge please refer to Item 18, note 9 and note 13 to the consolidated financial statements.
(Loss)/ profit for the year
The loss for the year amounted to US$35,372,000 which represents a decrease of US$38,648,000 when compared to the profit for year of US$3,276,000 in 2006. Excluding the after tax impact of the inventory write off, restructuring expenses and goodwill impairment of US$38,363,000, the profit for the year would have been US$2,991,000. This compares to a profit for the year ended December 31, 2006, excluding the after tax impact of the US$5.8 million inventory provision, of US$3,276,000.

Year ended December 31, 2006 compared to the year ended December 31, 2005
The following compares our results in the year ended December 31, 2006 to those of the year ended December 31, 2005 under IFRS. Our analysis is divided as follows:
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
The gross margin for the year ended December 31, 2006 was 43%. Following the acquisition of the haemostasis business of bioMerieux, Trinity Biotech sought to combine the range of products acquired with the Group’s existing product range. As part of this process it was decided to discontinue various existing products and this resulted in a US$5.8 million provision against the existing inventory of the Group. Excluding the impact of the US$5.8 million inventory provision, the gross margin was 48% which is consistent with the gross margin for the year ended December 31, 2005.
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
Infectious Diseases
Sales of infectious diseases products have decreased by US$2,027,000. This decrease is principally due to a reduction in sales of US$2,338,000 to Wampole. This decrease was partially offset by an increase of US$311,000 which is attributable to the net increase in non — Wampole sales over a wide range of infectious diseases products.
Haemostasis Revenues
The increase in haemostasis revenues of US$16,710,000 is principally attributable to the impact of the acquisition of the haemostasis business of bioMerieux in June 2006 (US$20.9 million), which has been offset by a decline in existing sales compared to 2005.
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
Revenues by Geographical Region
The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2006	2005
	US$’000	US$’000	% Change
Revenues
Americas	60,748	50,627	20%
Europe	34,452	25,301	36%
Asia/Africa	23,474	22,632	4%

Total	118,674	98,560	20%

The US$10,121,000 increase in the Americas is primarily attributable to the following factors:
•	The inclusion of sales of US$9,822,000 of bioMerieux haemostasis products from the date of acquisition in June 2006;

•	The full year impact of Primus, which was acquired in July 2005, of US$3,012,000;

•	Partially offset by the US$2,338,000 reduction in sales to Wampole.

The US$9,151,000 increase in Europe is primarily due to the impact of the acquisition of the haemostasis business of bioMerieux acquired in June 2006.
The US$842,000 increase in Asia/Africa is primarily due to the impact of the acquisition of the haemostasis business of bioMerieux acquired in June 2006 (US$1,714,000). This was largely offset by lower sales of US$658,000 of Fitzgerald products following the particularly strong flu season in 2005.
For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.
3. Operating Expenses
The following table sets forth the Group’s operating expenses.

	Year ended December 31,
	2006	2005
	US$’000	US$’000	% Change

Revenues	118,674	98,560	20%
Cost of sales	(62,090)	(51,378)	21%
Cost of sales — inventory provision	(5,800)	—	100%

Gross profit	50,784	47,182	8%
Other operating income	275	161	71%
Research & development	(6,696)	(6,070)	10%
SG&A expenses	(42,422)	(34,651)	23%

Operating profit	1,941	6,622	(71%)

Cost of sales
Cost of sales (excluding the impact of the US$5.8 million inventory provision) increased by US$10,712,000 from US$51,378,000 for the year ended December 31, 2005 to US$62,090,000, for the year ended December 31, 2006, an increase of 21%. This increase in cost of sales is broadly in line with the increase in revenues for the Group. Cost of sales excluding the US$5.8 million inventory provision for the year represents 52% of revenues, the same level as in 2005. See Revenues section above for details on movements in revenues during 2006.
The Group made a US$5.8 million inventory provision resulting from the acquisition of the haemostasis business of bioMerieux in 2006. This arose from the process of combining the acquired bioMerieux range of products with the Group’s existing product range. As part of this process it was decided to discontinue various existing products, hence the requirement for the inventory provision.
Gross Margin
The gross margin for 2006 was 43%. Excluding the impact of the US$5.8 million inventory write-off the gross margin would have been 48%, the same level as in 2005. The gross margin for the first 6 months of 2006 was 49%. This fell to 47% in the second 6 months of 2006. This is largely due to the acquisition of the haemostasis business of bioMerieux Inc., as haemostasis products tend to have a lower margin on average than the other Trinity Biotech product lines.
Research and development
Research and development expenditure increased to US$6,696,000 in 2006 compared to expenditure of US$6,070,000 in 2005. This represents 6% of consolidated revenues, which is consistent with 2005. For a consideration of the Company’s various R&D projects see “Research and Products under Development” in Item 5 below.

Selling, General & Administrative expenses (SG&A)
The following table outlines the breakdown of SG&A expenses in 2006 compared to a similar breakdown for 2005.

	Year ended December 31,		Increase/
	2006	2005	(decrease)
	US$’000	US$’000	US$’000	% Change

SG&A (excl. share-based payments and amortisation)	38,719	31,800	6,919	22%
Share-based payments	1,016	1,048	(32)	(3%)
Amortisation	2,687	1,803	884	49%

Total	42,422	34,651	7,771	23%

Selling General & Administrative Expenditure (excluding share-based payments and amortisation)
SG&A (excluding share-based payments and amortisation) increased 22% or by US$6,919,000 from US$31,800,000 to US$38,719,000, which compares to revenue growth of 20% during the same period.
The principal reasons for the increase in SG&A expenses of US$6,919,000 in 2006, is as follows:
•
Increased SG&A costs of US$3,901,000 in the USA. This is partially due to the full year impact of Primus which was acquired in July 2005 of US$2,524,000. The remaining increase of US$1,377,000 is mainly attributable to increased personnel and related costs following the acquisition of the haemostasis business of bioMerieux;

•
Increased SG&A costs in the Head Office/Irish operations of US$1,390,000. This is mainly due to a combination of strengthening of the Group’s marketing and central administration functions in conjunction with the increase in scale of the Group and level of activity of the Irish manufacturing operation;

•
An increase of US$1,538,000 in the Group’s European operations (excluding Ireland). Of this increase US$363,000 related to the newly established direct sales operation in France. The remaining increase of US$1,175,000 arose principally in Germany and UK mainly due to the increase in employee numbers and related costs associated with the expansion of these entities following the acquisition of the haemostasis business of bioMerieux.

Share-based payments
The Group recorded a total charge to the statement of operations in 2006 of US$1,141,000 (2005: US$1,368,000) for share-based payments. Of the 2006 charge US$89,000 (2005: US$110,000) was charged against cost of sales. Of the remaining US$1,052,000, US$36,000 (2005: US$210,000) was charged against research and development expenses and US$1,016,000 (2005: US$1,048,000) was charged against selling and general administration expenses.
The expense represents the value of share options granted to directors and employees which is charged to the statement of operations over the vesting period of the underlying options. The Group has used a trinomial valuation model for the purposes of valuing these share options with the key inputs to the model being the expected volatility over the life of the options, the expected life of the option and the risk free rate. The expense for 2006 is broadly in line with that of 2005 and is due to the impact of the newly issued options being offset by a reduction in the expense resulting from forfeiture and expiration of previous share options granted to employees and key management personnel.
Amortisation
The increase in amortisation of US$884,000 from US$1,803,000 to US$2,687,000 is largely attributable to the amortisation of intangible assets acquired as part of the Group’s acquisitions in 2005 and 2006. The impact of the full year of the acquisition of Primus and RDI, both of which were acquired in 2005, was US$172,000 whilst a further US$585,000 was amortised in relation to intangible assets valued on the acquisition of the haemostasis business of bioMerieux and the direct selling operation in France in 2006.
The remaining increase of US$127,000 is mainly attributable to amortisation of development costs which were capitalised and are now being amortised over the expected life of the products to which they related.

4. Profit for the year
The following table sets forth selected statement of operations data for each of the periods indicated.

	Year ended December 31,
	2006	2005
	US$’000	US$’000	% Change
Operating Profit	1,941	6,622	(71%)
Net financing costs	(1,489)	(669)	123%

Profit before tax	452	5,953	(92%)
Income tax credit/(expense)	2,824	(673)	(520%)

Profit of the year	3,276	5,280	(38%)

Net Financing Costs
Net financing costs increased to US$1,489,000 compared to US$669,000 in 2005. This increase is primarily due to the impact of the additional debt financing taken on by the Group during 2006 due to the acquisition of the haemostasis business of bioMerieux. The loan facility was amended in July 2006, increasing the original loan facility by US$30 million from US$13,340,000 to US$43,340,000. The increased interest expense in relation to this additional debt was offset by lower interest charges in relation the Group’s convertible notes as they were being repaid during 2006 and an increase in deposit interest earned during the year of US$775,000 due to a combination of higher cash balances and higher interest rates.
Taxation
The Group recorded a net tax credit of US$2,824,000 in the year ended December 31, 2006. This compared to a tax charge of US$673,000 for 2005. This represented an increase in current tax of US$16,000 which is more than offset by a decrease in deferred tax of US$3,513,000. The increase in current tax is primarily attributable to an increase in current year profits in the Group’s Irish operations. The net deferred tax credit is primarily attributable to an increase in deferred tax assets arising from current year losses in certain of the Group’s subsidiary undertakings. The increase in deferred tax assets was partially offset by an increase in deferred tax liabilities attributable to an upfront deduction for certain development expenditure and licence fees, primarily in Ireland, for items that have not as yet been expensed in the Group’s statement of operations.
Profit for the year
Profit for the year decreased by US$2,004,000, from US$5,280,000 to US$3,276,000. Excluding the after tax impact of the inventory provision of US$5,800,000, the profit for the year was US$7,504,000, an increase of US$2,224,000 (42%) and represents 6% of consolidated revenues, which is the same level as in 2005.
Liquidity and Capital Resources
Financing
Trinity Biotech has a US$48,340,000 club banking facility with AIB plc and Bank of Scotland (Ireland) Limited (“the banks”). The facility consists of a five year term loan of US$41,340,000 and a one year revolver of US$7,000,000. The facility was amended in October 2007, increasing the original revolver loan element of the facility by US$5 million from US$2,000,000 to US$7,000,000. The term loan is repayable in ten equal biannual instalments which commenced in January 2007. Two principal repayments of US$4,134,000 each were paid during 2007. This facility is secured by the assets of the Group (see Item 18, note 28 (c) to the consolidated financial statements).Various covenants apply to the Group’s bank borrowings. As at December 31, 2007, the Group was in breach of a number of these covenants which had been waived by the banks. The covenants which were breached concerned the level of earnings before taxation, depreciation and amortisation for the year end December 31, 2007 and the level of the Group’s net debt and net assets excluding intangible assets at December 31, 2007. Following these breaches the Group has agreed new covenants with the banks under revised terms and conditions for the facility. These covenants have been calculated based on the expected future results and cash flows of the Group. Given the basis on which these revised covenants have been calculated and the headroom that they afford, the directors believe that the revised covenants as well as the other terms and conditions of the facility will be complied with by the Group in future periods. In addition to agreeing to revised covenants, since December 31, 2007 the Group has agreed a revised repayment schedule for the outstanding debt, which will result in an extension to the repayment period and will reduce the level of repayments in the 12 months after December 31, 2007 (See Item 18, note 30 to the consolidated financial statements). At December 31, 2007, the total amount outstanding under the facility amounted to US$39,808,000. The debt is stated net of unamortised funding costs of US$264,000.

The additional US$5 million loan facility was used to fund the Group’s acquisitions during 2007. In September 2007, the Group acquired the Immuno-technology business of Cortex Biochem Inc (“Cortex”) for a total consideration of US$2,925,000, consisting of cash consideration of US$2,887,000 and acquisition expenses of US$38,000. In October 2007, the Group acquired certain components of the distribution business of Sterilab Services UK (“Sterilab”), a distributor of Infectious Diseases products, for a total of US$1,489,000, consisting of cash consideration of US$1,480,000 and acquisition expenses of US$9,000.
At December 31, 2007, the balance outstanding on the convertible notes, resulting from the private placement of US$20,00,000 in July 2003 and a further US$5,000,000 in January 2004, was US$nil (2006: US$1,836,000), including accrued interest at year end of US$nil (2006: US$14,000). The final principal repayment was made on January 2, 2007 by way of shares.
In April 2006, Trinity Biotech completed the private placement of 11,593,840 of Class ‘A’ Ordinary Shares of the Group. Net proceeds from this placement after costs associated with the deal amounted to US$24,010,000.
Working capital
In the Group’s opinion the Group will have access to sufficient funds to support its existing operations for at least the next 12 months. These funds will consist of the Group’s existing cash resources, cash generated from operations and where required debt and/or equity funding or the proceeds of asset disposals.
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
Where cash generated from operations is not sufficient to meet the Group’s obligations, additional debt or equity funding will need to be raised. The cost and availability of debt funding will depend on prevailing interest rates at the time and the size and nature of the funding being provided. The availability of debt and equity will depend on market conditions at the time, which is of relevance at present given the constraints being experienced in international funding markets.
The Group expects that it will have access to sufficient funds to repay the debt obligations which were outstanding at December 31, 2007. These obligations include the repayment of the remaining bank loans, deferred consideration and finance leases. The timing of these repayment obligations and the expected maturity dates are set out in more detail in Item 11.
In the event that the Group makes any further acquisitions, we believe that the Group may be required to obtain additional debt and/or equity funding. The exact timing and amount of such funding will depend on the Group’s ability to identify and secure acquisition targets which fit with the Group’s growth strategy and core competencies.
Cash management
As at December 31, 2007, Trinity Biotech’s consolidated cash and cash equivalents were US$8,700,000. This compares to cash and cash equivalents, excluding restricted cash, of US$2,821,000 at December 31, 2006. At December 31, 2006, the Group also had US$15,500,000 which was required to be held on interest-bearing deposit. As a result, this cash of US$15,500,000 was shown as a financial asset at December 31, 2006. This requirement to hold a certain amount of cash on interest bearing deposit was removed by the Group’s banks in March 2007.

Cash generated from operations for the year ended December 31, 2007 amounted to US$18,178,000 (2006: US$8,317,000), an increase of US$9,861,000. The increase in cash generated from operations of US$9,861,000 is attributable to an increase in operating cash flows before changes in working capital of US$2,415,000 and favourable working capital movements of US$7,446,000. The increase in operating cash flows before changes in working capital of US$2,415,000 is primarily due to higher net profits arising from additional revenue in 2007. The favourable working capital movements are primarily due to an improvement in cash flows from trade and other receivables of US$15,188,000 which was partially offset by increased cash outflows with respect to inventories (US$1,667,000) and reduced cash flows from trade and other payables (US$6,075,000). The cash generated from operations were attributable to a loss before interest and taxation of US$29,372,000 (2006: profit before interest and taxation of US$1,941,000), as adjusted for non cash items of US$47,459,000 (2006: US$13,731,000) plus cash inflows due to changes in working capital of US$91,000 (2006: cash outflows of US$7,355,000).
The increase in other non cash charges from US$13,731,000 for the year ended December 31, 2006 to US$47,459,000 for the year ended December 31, 2007 is mainly attributable to the restructuring activity in 2007 (see Item 18, note 3 to the consolidated financial statements). As part of this restructuring it was decided to discontinue various existing products and this resulted in an inventory write–off of US$11,772,000 in 2007. The Group recognised an inventory provision of US$5,800,000 during 2006. The Group also decided to suspend development of a number of on-going projects, resulting in a write-off of capitalised development and license costs for the year ended December 31, 2007 of US$6,667,000. An impairment loss of US$19,156,000 was also recognised against the intangible assets of the Group during 2007. The remaining increase in non cash charges is attributable to increased depreciation, amortisation and share based expenses of US$605,000, US$731,000 and US$262,000 respectively in 2007.
The net cash inflows in 2007 due to changes in working capital of US$91,000 are due to the following:
•	A decrease in accounts receivable by US$5,226,000 due to better collections of outstanding debtor receipts;

•	An increase in trade and other payables by US$1,966,000 due to the combination of increased activity in the Group, including the impact of the acquisitions undertaken during the year;

•	An increase in inventory by US$7,101,000 due to a combination of increased activity in the Group and the building up safety stock levels on key finished products.
Net interest paid amounted to US$2,373,000 (2006: US$803,000). This consisted of interest paid of US$2,802,000 (2006: US$1,642,000) on the Group’s interest bearing debt including bank loans, convertible notes and finance leases and was partially offset by interest received of US$429,000 (2006: US$839,000) on the Group’s cash deposits.
Net cash outflows from investing activities for the year ended December 31, 2007 amounted to US$8,415,000 (2006: US$63,267,000) which were principally made up as follows:
•
Payments for acquisitions in 2007 (US$4,414,000) consisting of payments for the acquisition of the immuno-technology business of Cortex of US$2,925,000 (including acquisition expenses) and payments for the acquisition of certain components of the distribution business of Sterilab of US$1,489,000 (including acquisition expenses). In addition, payments were made during 2007 relating to acquisitions in 2006 totalling US$3,472,000. Deferred consideration of US$3,208,000 and US$239,000 was paid to bioMerieux and Nephrotek respectively during 2007. A further amount of US$25,000 was paid during 2007 relating to accrued acquisition expenses at December 31, 2006;

•
Payments to acquire intangible assets of US$7,851,000 (2006: US$6,085,000), which principally related to development expenditure capitalised as part of the Group’s on-going product development activities;

•	Acquisition of property, plant and equipment of US$8,262,000 (2006: US$4,751,000) incurred as part of the Group’s investment programme for its manufacturing and distribution activities;

•
Movements in financial fixed assets, which resulted in a cash inflow of US$15,500,000 in 2007 (2006: a cash outflow of US$6,500,000), was due to the requirement to maintain a certain level of cash deposits (restricted cash) with the Group’s lending banks being removed during 2007. At December 31, 2006 the Group was required to keep US$15,500,000 on deposit as restricted cash with its lending banks. This restriction was removed during 2007, resulting in a cash outflow from investing activities of US$15,500,000 in 2007.

Net cashflows used in financing activities for the year ended December 31, 2007 amounted to US$1,108,000 (2006: cash inflow of US$48,621,000). The Group received US$5,000,000 from its revolver loan facility to fund the acquisition of Cortex and Sterilab in 2007 and raised US$454,000 (2006: US$25,265,000) from issuing share capital. The Group also received net cash inflows from finance lease obligations of US$1,793,000 (2006: net cash outflow of US$198,000). These inflows were offset by the repayment of debt and other liabilities of US$8,285,000 (2006: US$1,276,000) and expenses paid in connection with share issues and debt financing of US$70,000 (2006: US$1,526,000).

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the euro. Trinity Biotech continuously monitors its exposure to foreign currency movements and based on expectations on future exchange rate exposure implements a hedging policy which may include covering a portion of this exposure through the use of forward contracts. When used, these forward contracts are cashflow hedging instruments whose objective is to cover a portion of these euro forecasted transactions.
As at December 31, 2007, total year end borrowings were US$42,133,000 (2006: US$45,294,000) and cash and cash equivalents were US$8,700,000 (2006: US$2,821,000 (US$18,321,000 inclusive of restricted cash)). For a more comprehensive discussion of the Group’s level of borrowings at the end of 2007, the maturity profile of the borrowings, the Group’s use of financial instruments, its currency and interest rate structure and its funding and treasury policies please refer to Item 11 “Qualitative and Quantitative Disclosures about Market Risk”.
Contractual obligations
The following table summarises our minimum contractual obligations and commercial commitments, including interest, as of December 31, 2007:

	Payments due by Period
		less than 1			more than
	Total	year	1-3 Years	3-5 Years	5 years
Contractual Obligations	US$’000	US$’000	US$’000	US$’000	US$’000
Bank loans	44,330	17,497	18,430	8,403	—
Capital (finance) lease obligations	2,616	779	1,048	789	—
Other financial liabilities	2,725	2,725	—	—	—
Operating lease obligations	62,551	4,943	8,050	6,436	43,122

Total	112,222	25,944	27,528	15,628	43,122

Trinity Biotech incurs debt and raises equity to pursue its policy of growth through acquisition. Trinity Biotech believes that, with further funds generated from operations, it will have sufficient funds to meet its capital commitments and continue existing operations for the foreseeable future, in excess of 12 months. If operating margins on sales were to decline substantially, if the Group’s increased investment in its US direct sales force was not to generate comparable margins in sales or if the Group was to make a large and unanticipated cash outlay, the Group would have further funding requirements. If this were the case, there can be no assurance that financing will be available at attractive terms, or at all. The Group believes that success in raising additional capital or obtaining profitability will be dependent on the viability of its products and their success in the market place. Since December 31, 2007 the Group has agreed amendments to its bank facility, for more information see Item 18, note 30.
Impact of Inflation
Although Trinity Biotech’s operations are influenced by general economic trends, Trinity Biotech does not believe that inflation had a material effect on its operations for the periods presented. Management believes, however, that continuing national wage inflation in Ireland and the impact of inflation on costs generally will result in a sizeable increase in the Irish facility’s operating costs in 2008.
Impact of Currency Fluctuation
Trinity Biotech’s revenue and expenses are affected by fluctuations in currency exchange rates especially the exchange rate between the US Dollar and the euro. Trinity Biotech’s revenues are primarily denominated in US Dollars and its expenses are incurred principally in US Dollars and euro. The weakening of the US Dollar could have an adverse impact on future profitability. Management are actively seeking to increase the size of the euro revenue base to mitigate this risk. The revenues and costs incurred by US subsidiaries are denominated in US Dollars.
Trinity Biotech holds most of its cash assets in US Dollars. As Trinity Biotech reports in US Dollars, fluctuations in exchange rates do not result in exchange differences on these cash assets. Fluctuations in the exchange rate between the euro and the US Dollar may impact on the Group’s euro monetary assets and liabilities and on euro expenses and consequently the Group’s earnings.

Off-Balance Sheet Arrangements
After consideration of the following items the Group’s management have determined that there are no off-balance sheet arrangements which need to be reflected in the financial statements.
Leases with Related Parties
The Group has entered into lease arrangements for premises in Ireland with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech plc, and directly with Mr O’Caoimh and Dr Walsh. Independent valuers have advised Trinity Biotech that the rent fixed with respect to these leases represents a fair market rent. Details of these leases with related parties are set out in Item 4 “Information on the Company”, Item 7 “Major Shareholders and Related Party Transactions” and Item 18, note 29 to the consolidated financial statements.
Research & Development (“R&D”) carried out by third parties
Certain of the Group’s R&D activities have been outsourced to third parties. These activities are carried out in the normal course of business with these companies.
Research and Products under Development
History
Historically, Trinity Biotech had been primarily focused on infectious diseases diagnostics. The Group acquired a broad portfolio of microtitre plate (“EIA”) and Western Blot products and has added to these over the last number of years through additional internally developed products. More recently, the Group has entered into several other diagnostic areas including haemostasis and clinical chemistry. The Research and Development (“R&D”) activities of the Group have mirrored this expansion by developing new products in these areas also.
Centres of Excellence
Trinity Biotech has research and development groups focusing separately on microtitre plate based tests, rapid tests, western blot products, clinical chemistry products, haemostasis and immunofluorescent assays. These groups are located in Ireland, Germany and the US and largely mirror the production capability at each production site, hence creating a centre of excellence for each product type. In addition to in-house activities, Trinity Biotech sub-contracts some research and development from time to time to independent researchers based in the US and Europe.
The following is a list of the principal projects which are currently being undertaken by the R&D groups within Trinity Biotech.
Microtitre Plate Development Group
Development of microtitre plate assay for the detection of EU Lyme IgG and IgM
Trinity Biotech is already a leading supplier of diagnostic tests for the detection of Lyme disease. Development was recently completed of two new tests to specifically detect for strains of Lyme disease prevalent in Europe. Development and transfer to production was completed by December 2006 including some clinical trial data. Final clinical data was completed in early 2007 which will allow the product to be CE marked and launched in early 2008.
HIV Incidence Assay
In late 2005, Trinity entered a Biological Materials License Agreement with the Centre for Disease Control (CDC) in Atlanta, Georgia, for the rights to produce and sell the CDC devised HIV Incidence assay. The technology was transferred to Trinity during 2006 and the product was developed by the Group during 2007 with the design and development of key raw materials. Final development is planned to take place in early 2008 followed by the launch of the product worldwide.
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
US Lyme Western Blot
For many years, Trinity Biotech’s US Domestic Lyme Western Blot has been a market leader. During 2006, a project was undertaken to further develop the product by adding additional process controls to the test, increasing the effectiveness of the product in the end-users hands. This work was successfully completed and Group launched the enhanced product in late 2007.

Automated Blotting Instrument and Blot Scanner
In 2006 a project was initiated to introduce the use of an automated blotting instrument with Trinity Biotech’s Western Blot tests, initially focusing on the US Lyme Western Blot allowing increased throughput for end-users. This work progressed successfully, culminating on the commencement of validation of the system in late 2006. Validation was completed in early 2007 with launch of the system, which is called TrinBlot. The Group intends to extend the range of products which can be used on the TrinBlot. In addition to the automated blotter, work is also completed on adapting an automated scanner to aid in the interpretation of the western blots. This system was validated and launched in late 2007.
Clinical Chemistry
TriStat POC
Trinity Biotech, at its Kansas City site, has developed a point of care test called TriStat for the measurement of haemoglobin A1c for which FDA approval was obtained in late 2007. The Group’s submission for CLIA waiver is currently being considered by the FDA and approval is expected in early 2008 which will allow a full launch of the product during 2008.
Haemoglobin assay development
In 2007 the Group initiated a project to develop a variant haemoglobin assay for neo-natal screening and a sub one minute HbA1c test. Development will continue into 2008 and both of these tests are expected to launch in 2009.
Medium throughput HPLC for Haemoglobin testing
This project entails the development of a new HPLC instrument to replace the current PDQ analyzer. The new instrument will allow access to markets not previously open to Trinity Biotech due to instrument price and test capability (A1c and variant). Development was initiated in 2007 and is expected to continue through 2008.
Haemostasis Development Group
Destiny Max Development Project
The Group is in the process of developing a new high throughput haemostasis instrument called the Destiny Max. The Destiny Max instrument is intended to meet the requirements of large laboratories, commercial laboratories, reference laboratories and anti-coagulation clinics, i.e. high volume laboratories.  In so doing, Trinity Biotech will be able to compete effectively in an overall system approach whereby placement of the Destiny Max instruments will drive increased sales of the associated Trinity Biotech reagents, controls and accessories.  Development of the instrument continued in 2007. Trinity Biotech is currently finalising the final design and software aspects of the instrument. Completion of the development and validation phase of the project is scheduled for late 2008. Launch of the instrument onto the various worldwide markets is expected to take place in late 2008, with launch in the USA following thereafter post FDA approval.
Trend Information
For information on trends in future operating expenses and capital resources, see “Results of Operations”, “Liquidity and Capital Resources” and “Impact of Inflation” under Item 5.

Item 6 Directors and Senior Management
Directors

Name	Age	Title

Ronan O’Caoimh	52	Executive Chairman
Brendan K. Farrell	60	Chief Executive Officer
Rory Nealon	40	Director, Chief Operations Officer
Jim Walsh, PhD	49	Non Executive Director
Denis R. Burger, PhD	64	Non Executive Director
Peter Coyne	48	Non Executive Director
Executive Officers
Kevin Tansley	37	Chief Financial Officer & Company Secretary
Board of Directors & Executive Officers
Ronan O’Caoimh, Executive Chairman, co-founded Trinity Biotech in June 1992 and acted as Chief Financial Officer until March 1994 when he became Chief Executive Officer. He was also elected Chairman in May 1995. In November 2007, it was decided to separate the role of Chief Executive Officer and Chairman and Mr O’Caoimh assumed the role of Executive Chairman. Prior to joining Trinity Biotech, Mr O’Caoimh was Managing Director of Noctech Limited, an Irish diagnostics company. Mr O’Caoimh was Finance Director of Noctech Limited from 1988 until January 1991 when he became Managing Director. Mr O’Caoimh holds a Bachelor of Commerce degree from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.
Brendan Farrell, Chief Executive Officer, joined Trinity Biotech in July 1994 and acted as President until November 2007 when he was appointed Chief Executive Officer. He was previously Marketing Director of B.M. Browne Limited, a company involved in the marketing and distribution of medical and diagnostic products. Prior to that he was Chief Executive of Noctech Limited, an Irish based diagnostics company, following six years with Baxter Healthcare where he was Director of European Business Development. Mr Farrell has a Masters degree in Biochemistry from University College Cork.
Rory Nealon, Chief Operations Officer, joined Trinity Biotech as Chief Financial Officer and Company Secretary in January 2003. He was appointed Chief Operations Officer in November 2007. Prior to joining Trinity Biotech, he was Chief Financial Officer of Conduit plc, an Irish directory services provider with operations in Ireland, the UK, Austria and Switzerland. Prior to joining Conduit he was an Associate Director in AIB Capital Markets, a subsidiary of AIB Group plc, the Irish banking group. Mr Nealon holds a Bachelor of Commerce degree from University College Dublin, is a Fellow of the Institute of Chartered Accountants in Ireland, a member of the Institute of Taxation in Ireland and a member of the Institute of Corporate Treasurers in the UK.
Jim Walsh, PhD, Non-executive director, joined Trinity Biotech in October 1995 as Chief Operations Officer. Dr. Walsh resigned from the role of Chief Operations Officer in 2007. Prior to joining the Trinity Biotech, Dr Walsh was Managing Director of Cambridge Diagnostics Ireland Limited (CDIL). He was employed with CDIL since 1987. Before joining CDIL he worked with Fleming GmbH as Research & Development Manager. Dr Walsh has a degree in Chemistry and a PhD in Microbiology from University College Galway. Dr Walsh remains on the Board as a non executive director of the Company.

Denis R. Burger, PhD, Non-executive director, co-founded Trinity Biotech in June 1992 and acted as Chairman from June 1992 to May 1995. He is currently a non-executive director of the Company and serves as an independent director on the boards of two other NASDAQ-listed companies. Until March 2007, Dr Burger was the Chairman and Chief Executive Officer of AVI Biopharma Inc, an Oregon based bio-technology Company. He was also a co-founder and, from 1981 to 1990, Chairman of Epitope Inc. In addition, Dr Burger has held a professorship in the Department of Microbiology and Immunology and Surgery (Surgical Oncology) at the Oregon Health Sciences University in Portland. Dr Burger received his degree in Bacteriology and Immunology from the University of California in Berkeley in 1965 and his Master of Science and PhD in 1969 in Microbiology and Immunology from the University of Arizona.
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
Kevin Tansley, Chief Financial Officer, joined Trinity Biotech in June 2003 and was appointed Chief Financial Officer and Secretary to the Board of Directors in November 2007. Prior to joining Trinity Biotech in 2003, Mr Tansley held a number of financial positions in the Irish electricity utility ESB. Mr Tansley holds a Bachelor of Commerce degree from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.
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
Total directors and non-executive directors’ remuneration, excluding pension, for the year ended December 31, 2007 amounted to US$2,370,000. The pension charge for the year amounted to US$147,000. See Item 18, note 6 to the consolidated financial statements. The split of directors’ remuneration set out by director is detailed in the table below:

			Defined
	Salary/	Performance	contribution	Total	Total
	Benefits	related bonus	pension	2007	2006
Director	US$’000	US$’000	US$’000	US$’000	US$’000
Ronan O’Caoimh	656	207	64	927	854
Brendan Farrell	509	125	47	681	602
Rory Nealon	365	124	20	509	377
Jim Walsh	169	85	16	270	399

	1,699	541	147	2,387	2,232

		Total	Total
Non-executive	Fees	2007	2006
director	US$’000	US$’000	US$’000
Denis R. Burger	65	65	50
Peter Coyne	65	65	50

	130	130	100

Chief Financial			Defined
Officer &	Salary/	Performance	contribution	Total	Total
Company	Benefits	related bonus	pension	2007	2006
Secretary	US$’000	US$’000	US$’000	US$’000	US$’000
Kevin Tansley *	53	—	2	55	—

	53	—	2	55	—

*	appointed November 1, 2007
As at December 31, 2007 there are no amounts which are set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits for the directors.
The total share-based compensation expense recognised in the consolidated statement of operations in 2007 in respect of options granted to both executive and non executive directors amounted to US$920,000. See Item 18, note 6 to the consolidated financial statements.
No options were granted to the directors during 2007. The directors were granted 860,000 share options during 2006.
In addition, see Item 7 – Major Shareholders and Related Party Transactions for further information on the compensation of Directors and Officers.
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
The board has established audit, remuneration and compensation committees. The functions and membership of the Remuneration Committee are described above. The Audit Committee reviews the Group’s annual and interim financial statements and reviews reports on the effectiveness of the Group’s internal controls. It also appoints the external auditors, reviews the scope and results of the external audit and monitors the relationship with the auditors. The Audit Committee comprises the two independent non-executive directors of the Group, Mr Peter Coyne (committee chairman) and Dr Denis Burger. The Compensation Committee comprises Mr Ronan O’Caoimh (Committee Chairman), Mr Brendan Farrell and Mr Rory Nealon. The Compensation Committee administers the Employee Share Option Plan. The Committee determines the exercise price and the term of the options. Options granted to the members of the Committee are approved by the Remuneration Committee and individual option grants in excess of 30,000 shares are approved by the full board of directors. Share options granted to non-executive directors are decided by the other members of the board.
Because Trinity Biotech is a foreign private issuer, it is not required to comply with all of the corporate governance requirements set forth in NASDAQ Rule 4350 as they apply to U.S. domestic companies. The Group’s corporate governance measures differ in the following significant ways. First, the Audit Committee of the Group currently consists of two members – while U.S. domestic companies listed on NASDAQ are required to have three members on their audit committee. Second, the board of directors of the Group has only two independent, non-executive directors, while U.S. domestic companies are required to have a majority of independent directors on their board. In addition, the Group has not appointed an independent nominations committee or adopted a board resolution addressing the nominations process. Finally, the Group’s Executive Chairman serves on the Group’s Remuneration Committee with two non-executive independent directors, while U.S. domestic companies are required to have executive officer compensation determined by a remuneration committee comprised solely of independent directors or a majority of the independent directors.

Employees
As of December 31, 2007, Trinity Biotech had 762 employees (2006: 826) consisting of 48 research scientists and technicians, 450 manufacturing and quality assurance employees, and 264 finance, administration and marketing staff (2006: a research director and 44 research scientists and technicians, 520 manufacturing and quality assurance employees, and 261 finance, administration and marketing staff). Trinity Biotech’s future hiring levels will depend on the growth of revenues.
The geographic spread of the Group’s employees was as follows: 312 in Bray, Co. Wicklow, Ireland, 317 in its US operations, 97 in Germany, 12 in the United Kingdom, 18 in France and 6 in Sweden.
Stock Option Plan
The board of directors has adopted the Employee Share Option Plan, as most recently updated in 2006, (the “Plan”), the purpose of which is to provide Trinity Biotech’s employees, consultants, officers and directors with additional incentives to improve Trinity Biotech’s ability to attract, retain and motivate individuals upon whom Trinity Biotech’s sustained growth and financial success depends. The Plan is administered by a Compensation Committee designated by the board of directors. Options under the Plan may be awarded only to employees, officers, directors and consultants of Trinity Biotech.
The exercise price of options is determined by the Compensation Committee. The term of an option will be determined by the Compensation Committee, provided that the term may not exceed seven years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with Trinity Biotech (or one year after such termination because of death or disability) except where a longer period is approved by the board of directors. Under certain circumstances involving a change in control of Trinity Biotech, the Committee may accelerate the exercisability and termination of options. As of February 29, 2008, 4,977,083 of the options outstanding were held by directors and officers of Trinity Biotech.
As of February 29, 2008 the following options were outstanding:

	Number of ‘A’	Range of	Range of
	Ordinary Shares	Exercise Price	Exercise Price
	Subject to Option	per Ordinary Share	per ADS

Total options outstanding	7,788,878	US$0.98-US$4.00	US$	3.92-US$16.00
In addition, in January 2004, the Group completed a private placement and as part of this the investors were granted five year warrants to purchase an aggregate of 1,058,824 ‘A’ Ordinary Shares of Trinity Biotech at an exercise price of US$5.25 per ordinary share and the agent received 200,000 warrants to purchase 200,000 ‘A’ Ordinary Shares of Trinity Biotech at an exercise price of US$5.25 per ordinary share. As of February 29, 2008 there were warrants to purchase 1,258,824 ‘A’ Ordinary Shares in the Group outstanding.
Item 7 Major Shareholders and Related Party Transactions
As of February 29, 2008 Trinity Biotech has outstanding 74,756,765 ‘A’ Ordinary shares and 700,000 ‘B’ Ordinary shares. Such totals exclude 9,047,702 shares issuable upon the exercise of outstanding options and warrants.
The following table sets forth, as of February 29, 2008, the Trinity Biotech ‘A’ Ordinary Shares and ‘B’ Ordinary Shares beneficially held by (i) each person believed by Trinity Biotech to beneficially hold 5% or more of such shares, (ii) each director and officer of Trinity Biotech, and (iii) all officers and directors as a group.
Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated. The Group is not controlled by another corporation or government.

	Number of ‘A’		Percentage	Number of ‘B’		Percentage	Percentage
	Ordinary Shares		Outstanding	Ordinary Shares		Outstanding	Total
	Beneficially		‘A’ Ordinary	Beneficially		‘B’ Ordinary	Voting
	Owned		Shares	Owned		Shares	Power

Ronan O’Caoimh	4,837,287	(1)	6.4%	—		—	6.3%
Brendan Farrell	1,934,135	(2)	2.5%	—		—	2.5%
Rory Nealon	531,250	(3)	0.7%	—		—	0.7%
Jim Walsh	1,889,240	(4)	2.5%	—		—	2.5%
Denis R. Burger	182,833	(5)	0.2%	—		—	0.2%
Peter Coyne	155,833	(6)	0.2%	—		—	0.2%
Kevin Tansley	39,999	(7)	0.05%	—		—	0.05%
Potenza Investments Inc, (“Potenza”) Statenhof Building, Reaal 2A 23 50AA Leiderdorp Netherlands	—		—	500,000	(8)	71.4%	1.3%
Officers and Directors as a group (7 persons)	9,570,577	(1)(2)(3)(4)(5)(6)(7)	12.55%	—		—	12.0%

(1)	Includes 1,145,832 shares issuable upon exercise of options.

(2)	Includes 1,345,000 shares issuable upon exercise of options.

(3)	Includes 331,250 shares issuable upon exercise of options.

(4)	Includes 535,625 shares issuable upon exercise of options.

(5)	Includes 135,833 shares issuable upon exercise of options.

(6)	Includes 155,833 shares issuable upon exercise of options.

(7)	Includes 39,999 shares issuable upon exercise of options.

(8)	These ‘B’ shares have two votes per share.
Related Party Transactions
The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech, and directly with Mr O’Caoimh and Dr Walsh, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland.
In July 2000, Trinity Biotech entered into an agreement with JRJ pursuant to which the Group took a lease of a 25,000 square foot premises adjacent to the existing facility for a term of 20 years at a rent of €7.62 per square foot for an annual rent of €190,000 (US$260,000). During 2006, the rent on this property was reviewed and increased to €11.00 per square foot, resulting in an annual rent of €275,000 (US$377,000).
In November 2002, the Group entered into an agreement for a 25 year lease with JRJ for offices that have been constructed adjacent to its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$522,000) is payable from January 1, 2004.

In December 2007, the Group entered into an agreement with Mr O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a rate of €17.94 per square foot (including fit out) giving a total annual rent of €787,000 (US$1,158,000).
Independent valuers have advised the Group that the rent in respect of each of the leases represents a fair market rent.
Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises.
Rayville Limited, an Irish registered company, which is wholly owned by the four executive directors and certain other executives of the Group, owns all of the ‘B’ non-voting Ordinary Shares in Trinity Research Limited, one of the Group’s subsidiaries. The ‘B’ shares do not entitle the holders thereof to receive any assets of the company on a winding up. All of the ‘A’ voting ordinary shares in Trinity Research Limited are held by the Group. Trinity Research Limited may, from time to time, declare dividends to Rayville Limited and Rayville Limited may declare dividends to its shareholders out of those amounts. Any such dividends paid by Trinity Research Limited are ordinarily treated as a compensation expense by the Group in the consolidated financial statements prepared in accordance with IFRS, notwithstanding their legal form of dividends to minority interests, as this best represents the substance of the transactions.
In December 2006, the Remuneration Committee of the Board approved the payment of a dividend of US$5,331,000 by Trinity Research Limited to Rayville Limited on the ‘B’ shares held by it. This amount was then lent back by Rayville to Trinity Research Limited. This loan was partially used to fund executive compensation in 2007 and will fund future executive compensation over the next number of years under the arrangement described above, with the amount of such funding being reflected in compensation expense over the corresponding period. As the dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2007 and 2006 consolidated financial statements.
The amount of payments to Rayville included in compensation expense was US$1,410,000, US$1,911,000 and US$2,061,000 for 2005, 2006 and 2007 respectively, of which US$1,333,000, US$1,779,000 and US$1,867,000 respectively related to the key management personnel of the Group. There were no dividends payable to Rayville Limited as of December 31, 2005, 2006 or 2007. Of the US$2,061,000 of payments made to Rayville Limited in 2007, US$955,000 represented repayments of the loan to Trinity Research Limited referred to above.
Item 8 Financial Information
Legal Proceedings
Trinity Biotech was not involved in any significant legal proceedings during 2007. A legal dispute regarding the distribution agreements with Inverness Medical Innovations Inc. was settled in August 2006.
Item 9 The Offer and Listing
Trinity Biotech’s American Depository Shares (“ADSs”) are listed on the NASDAQ National Cap Market under the symbol “TRIB”. In 2005, the Trinity Biotech adjusted the ratio of American Depository Receipts (“ADSs”) to Ordinary Shares and changed its NASDAQ Listing from the NASDAQ Small Capital listing to a NASDAQ National Market Listing. The ratio of ADSs to underlying Ordinary Shares has changed from 1 ADS : 1 Ordinary Share to 1 ADS : 4 Ordinary Shares and all historical data has been restated as a result.

The Group’s ‘A’ Ordinary Shares were also listed and traded on the Irish Stock Exchange until November 2007, whereby the Company de-listed from the Irish Stock Exchange. The Group’s depository bank for ADSs is The Bank of New York. On February 29, 2008, the reported closing sale price of the ADSs was US$4.58 per ADS. The following tables set forth the range of quoted high and low sale prices of Trinity Biotech’s ADSs for (a) the years ended December 31, 2003, 2004, 2005, 2006 and 2007; (b) the quarters ended March 31, June 30, September 30 and December 31, 2006; March 31, June 30, September 30 and December 31, 2007; and (c) the months of March, April, May, June, July, August, September, October, November and December 2007 and January and February 2008 as reported on NASDAQ. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	ADSs
	High	Low
Year Ended December 31
2003	$26.88	$5.00
2004	$23.96	$9.40
2005	$11.72	$6.28
2006	$9.54	$7.09
2007	$11.75	$5.72

2006
Quarter ended March 31	$9.31	$8.20
Quarter ended June 30	$9.51	$7.45
Quarter ended September 30	$9.30	$7.09
Quarter ended December 31	$9.54	$8.34

2007
Quarter ended March 31	$10.45	$8.68
Quarter ended June 30	$11.74	$9.13
Quarter ended September 30	$11.75	$10.05
Quarter ended December 31	$11.40	$5.72

Month Ended
March 31, 2007	$10.05	$8.81
April 30, 2007	$10.82	$9.13
May 31, 2007	$11.28	$10.51
June 30, 2007	$11.74	$11.11
July 31, 2007	$11.75	$10.33
August 31, 2007	$11.45	$10.05
September 30, 2007	$11.41	$10.25
October 31, 2007	$11.40	$8.76
November 30, 2007	$9.28	$8.10
December 31, 2007	$8.45	$5.72
January 31, 2008	$6.95	$6.20
February 29, 2008	$6.55	$4.52
The number of record holders of Trinity Biotech’s ADSs as at February 29, 2008 amounts to 431, inclusive of those brokerage firms and/or clearing houses holding Trinity Biotech’s securities for their clientele (with each such brokerage house and/or clearing house being considered as one holder).

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
The Company may, subject to the provisions of the Companies Acts, 1963 to 2007 of Ireland, issue any share on the terms that it is, or at the option of the Company is to be liable, to be redeemed on such terms and in such manner as the Company may determine by special resolution. Before recommending a dividend, the directors may reserve out of the profits of the Company such sums as they think proper which shall be applicable for any purpose to which the profits of the Company may properly be applied and, pending such application, may be either employed in the business of the Company or be invested in such investments (other than shares of the Company or of its holding company (if any)) as the directors may from time to time think fit.
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
Calling of AGM’s and EGM’s of Shareholders
The Company must hold a general meeting as its annual general meeting each year. Not more than 15 months can elapse between annual general meetings. The annual general meetings are held at such time and place as the directors determine and all other general meetings are called extraordinary general meetings. Every general meeting shall be held in Ireland unless all of the members entitled to attend and vote at it consent in writing to it being held elsewhere or a resolution providing that it be held elsewhere was passed at the preceding annual general meeting. The directors may at any time call an extraordinary general meeting and such meetings may also be convened on such requisition, or in default may be convened by such requisitions, as is provided by the Companies Acts, 1963 to 2007 of Ireland.
In the case of an annual general meeting or a meeting at which a special resolution is proposed, 21 clear days notice of the meeting is required and in any other case it is seven clear days notice. Notice must be given in writing to all members and to the auditors and must state the details specified in the Articles of Association. A general meeting (other than one at which a special resolution is to be proposed) may be called on shorter notice subject to the agreement of the auditors and all members entitled to attend and vote at it. In certain circumstances provided in the Companies Acts, 1963 to 2007 of Ireland, extended notice is required. These include removal of a director. No business may be transacted at a general meeting unless a quorum is present. Five members present in person or by proxy (not being less than five individuals) representing not less than 40% of the ordinary shares shall be a quorum. The Company is not obliged to serve notices upon members who have addresses outside Ireland and the US but otherwise there are no limitations in the Articles of Association or under Irish law restricting the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares in the Company.
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
•
which would have an effect of delaying, deferring or preventing a change in control of the Company and which would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries); or

•	governing the ownership threshold above which a shareholder ownership must be disclosed; or

•	imposing conditions governing changes in the capital which are more stringent than is required by Irish law.
The Company incorporates by reference all other information concerning its Memorandum and Articles of Association from the Registration Statement on Form F-1 on June 12, 1992.
Irish Law
Pursuant to Irish law, Trinity Biotech must maintain a register of its shareholders. This register is open to inspection by shareholders free of charge and to any member of the public on payment of a small fee. The books containing the minutes of proceedings of any general meeting of Trinity Biotech are required to be kept at the registered office of the Company and are open to the inspection of any member without charge. Minutes of meetings of the Board of Directors are not open to scrutiny by shareholders. Trinity Biotech is obliged to keep proper books of account. The shareholders have no statutory right to inspect the books of account. The only financial records, which are open to the shareholders, are the financial statements, which are sent to shareholders with the annual report. Irish law also obliges Trinity Biotech to file information relating to certain events within the Company (new share capital issues, changes to share rights, changes to the Board of Directors). This information is filed with the Companies Registration Office (the “CRO”) in Dublin and is open to public inspection. The Articles of Association of Trinity Biotech permit ordinary shareholders to approve corporate matters in writing provided that it is signed by all the members for the time being entitled to vote and attend at general meeting. Ordinary shareholders are entitled to call a meeting by way of a requisition. The requisition must be signed by ordinary shareholders holding not less than one-tenth of the paid up capital of the Company carrying the right of voting at general meetings of the Company. Trinity Biotech is generally permitted, subject to company law, to issue shares with preferential rights, including preferential rights as to voting, dividends or rights to a return of capital on a winding up of the Company. Any shareholder who complains that the affairs of the Company are being conducted or that the powers of the directors of the Company are being exercised in a manner oppressive to him or any of the shareholders (including himself), or in disregard of his or their interests as shareholders, may apply to the Irish courts for relief. Shareholders have no right to maintain proceedings in respect of wrongs done to the Company.
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
This summary does not discuss all aspects of Irish and US federal income taxation that may be relevant to a particular holder of Trinity Biotech ADSs in light of the holder’s own circumstances or to certain types of investors subject to special treatment under applicable tax laws (for example, financial institutions, life insurance companies, tax-exempt organisations, and non-US taxpayers) and it does not discuss any tax consequences arising under the laws of taxing jurisdictions other than the Republic of Ireland and the US federal government. The tax treatment of holders of Trinity Biotech ADSs may vary depending upon each holder’s own particular situation.
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
For US federal income tax purposes, US Holders of Trinity Biotech ADSs will be treated as owning the underlying Class ‘A’ Ordinary Shares, represented by the ADSs held by them. The gross amount of any distribution made by Trinity Biotech to US Holders with respect to the underlying shares represented by the ADSs held by them, including the amount of any Irish taxes withheld from such distribution, will be treated for US federal income tax purposes as a dividend to the extent of Trinity Biotech’s current and accumulated earnings and profits, as determined for US federal income tax purposes. The amount of any such distribution that exceeds Trinity Biotech’s current and accumulated earnings and profits will be applied against and reduce a US Holder’s tax basis in the holder’s ADSs, and any amount of the distribution remaining after the holder’s tax basis has been reduced to zero will constitute capital gain. The capital gain will be treated as a long-term, or short-term, capital gain depending on whether or not the holder’s ADSs have been held for more than one year as of the date of the distribution.
Dividends paid by Trinity Biotech generally will not qualify for the dividends received deduction otherwise available to US corporate shareholders.
Subject to complex limitations, any Irish withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a US Holder’s US federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the US federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income or, in the case of certain US Holders, general category income for US foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion below.

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
Subject to certain limitations, “qualified dividend income” received by a noncorporate US Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15%. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15% rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Ireland (the “Treaty”) or (ii) the ADSs are readily tradable on an established securities market in the US and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ADSs currently are readily tradable on an established securities market in the US. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ADSs, the US Holder must have held such ADSs for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. US Holders of Trinity Biotech ADSs should consult their own tax advisors regarding the effect of these rules in their particular circumstances.
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
For US federal income tax purposes, a foreign corporation is treated as a “passive foreign investment company” (or PFIC) in any taxable year in which, after taking into account the income and assets of the corporation and certain of its subsidiaries pursuant to the applicable “look through” rules, either (1) at least 75% of the corporation’s gross income is passive income or (2) at least 50% of the average value of the corporation’s assets is attributable to assets that produce passive income or are held for the production of passive income. Based on the nature of its present business operations, assets and income, Trinity Biotech believes that it is not currently subject to treatment as a PFIC. However, no assurance can be given that changes will not occur in Trinity Biotech’s business operations, assets and income that might cause it to be treated as a PFIC at some future time.
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

If Trinity Biotech became a PFIC, a US Holder may make a “qualifying electing fund” election in the year Trinity Biotech first becomes a PFIC or in the year the holder acquires the shares, whichever is later. This election provides for a current inclusion of Trinity Biotech’s ordinary income and capital gain income in the US Holder’s US taxable income. In return, any gain on sale or other disposition of a US Holder’s ADSs in Trinity Biotech, if it were classified as a PFIC, will be treated as capital, and the interest penalty will not be imposed. This election is not made by Trinity Biotech, but by each US Holder.
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
Solely for the purposes of this summary of Irish Tax Considerations, a “US Holder” means a holder of ordinary shares or ADSs evidenced by ADSs that (i) beneficially owns the ordinary shares or ADSs registered in their name; (ii) is resident in the United States for the purposes of the Republic of Ireland/United States Double Taxation Convention (the Treaty); (iii) in the case of an individual holder, is not also resident or ordinarily resident in Ireland for Irish tax purposes; (iv) in the case of a corporate holder, is not a resident in Ireland for Irish tax purposes and is not ultimately controlled by persons resident in Ireland; and (v) is not engaged in any trade or business in Ireland and does not perform independent personal services through a permanent establishment or fixed base in Ireland.
The Board of Directors does not expect to pay dividends for the foreseeable future. Should Trinity Biotech begin paying dividends, such dividends will generally be subject to dividend withholding tax (DWT) at the standard rate of income tax in force at the time the dividend is paid, currently 20%. Under current legislation, where DWT applies, Trinity Biotech will be responsible for withholding it at source. DWT will not be withheld where an exemption applies and where Trinity Biotech has received all necessary documentation from the recipient prior to payment of the dividend.
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
US Holders will not be subject to Irish capital gains tax (CGT) on the disposal of ordinary shares or ADSs provided that such ordinary shares or ADSs are quoted on a stock exchange at the time of disposition. The stock exchange for this purpose is the Nasdaq National Market (NASDAQ). While it is our intention to continue the quotation of ADSs on NASDAQ, no assurances can be given in this regard.
If, for any reason, our ADSs cease to be quoted on NASDAQ, US Holders will not be subject to CGT on the disposal of their ordinary shares or ADSs provided that the ordinary shares or ADSs do not, at the time of the disposal, derive the greater part of their value from land, buildings, minerals, or mineral rights or exploration rights in Ireland.
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
Trinity Biotech uses a range of financial instruments (including cash, bank borrowings, convertible notes, forward contracts, promissory notes and finance leases) to fund its operations. These instruments are used to manage the liquidity of the Group in a cost effective, low-risk manner. Working capital management is a key additional element in the effective management of overall liquidity. Trinity Biotech does not trade in financial instruments or derivatives.
The main risks arising from the utilisation of these financial instruments are interest rate risk, liquidity risk and foreign exchange risk.
Trinity Biotech’s reported net income, net assets and gearing (net debt expressed as a percentage of shareholders’ equity) are all affected by movements in foreign exchange rates.
The Group borrows in US dollars at floating and fixed rates of interest. At December 31, 2007 borrowings totalled US$42,133,000 (2006: US$45,294,000), (net of cash: US$33,433,000 (2006: net of cash and restricted cash: US$26,973,000)), at interest rates ranging from 5% to 6.99% (2006: 3.0% to 6.87%).
The total year-end borrowings consists of fixed rate debt of US$2,325,000 (2006: US$2,377,000) at interest rates ranging from 5% to 6.32% (2006: 3% to 5%) and floating rate debt of US$39,808,000 (2006: US$42,917,000) at interest rates ranging from 6.49% to 6.99% (2006: 6.62% to 6.87%). In broad terms, a one-percentage point increase in interest rates would increase interest income by US$87,000 (2006: US$183,000) and increase the interest expense by US$401,000 (2006: US$433,000) resulting in an increase in the net interest charge of US$314,000 (2006: increase by US$246,000).
Long-term borrowing requirements are met by funding in the US and Ireland. Short-term borrowing requirements are primarily drawn under committed bank facilities. At the year-end, 39% of total long term borrowings fell due for repayment within one year.

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the euro. Arising from this, where considered necessary, the Group pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these euro forecasted transactions. These forward contracts normally have maturities of less than one year after the balance sheet date. The forward contracts in place at December 31, 2007 have maturity dates of less than one year after the balance sheet date. Where necessary, the forward contracts are rolled over at maturity. There were no forward contracts in place at December 31, 2006.
With an increasing level of euro denominated sales, the Group anticipates that, over the next three years, a higher proportion of its non-US Dollar expenses will be matched by non-US Dollar revenues. The Group had foreign currency denominated cash balances equivalent to US$1,659,000 at December 31, 2007 (2006: US$952,000).
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
Trinity Biotech estimates that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Group is exposed, without making any allowance for the potential impact of such a rise on exchange rates, would be an increase in the loss before tax for 2007 by approximately 1%.
The table below provides information about the Group’s long term debt obligations, including variable rate debt obligation which are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set at the balance sheet date. The information is presented in US Dollars, which is Trinity Biotech’s reporting currency.

Group
Maturity						After		Fair
Before December 31	2008	2009	2010	2011	2012	2013	Total	value
Long-term debt
Variable rate – US$000	15,146	8,183	8,221	8,258	—	—	39,808	39,808
Average interest rate	6.74%	6.74%	6.74%	6.74%			6.74%

Fixed rate – US$000	674	464	438	460	289	—	2,325	2,318
Average interest rate	5.88%	6.28%	6.14%	6.12%	6.12%	—	6.09%
Exchange rate sensitivity
At year-end 2007, approximately 6% of the Group’s US$136,845,000 net worth (shareholders’ equity) was denominated in currencies other than the US Dollar, principally the euro.
A strengthening or weakening of the US Dollar by 10% against all the other currencies in which the Group operates would not materially reduce the Group’s 2007 year-end net worth.
Item 12 Description of Securities Other than Equity Securities
Not applicable.

Part II
Item 13 Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15 Control and Procedures
Evaluation of Disclosure Controls and Procedures
The Group’s disclosure and control procedures are designed so that information required to be disclosed in reports filed or submitted under the Securities Exchange Act 1934 is prepared and reported on a timely basis and communicated to management, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934 as of the end of the period covered by this Form 20-F. The Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were effective as of December 31, 2007.
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
Management’s Annual Report on Internal Control over Financial Reporting
The management of Trinity Biotech are responsible for establishing and maintaining adequate internal control over financial reporting. Trinity Biotech’s internal control over financial reporting is a process designed under the supervision and with the participation of the principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and preparation of Trinity Biotech’s financial statements for external reporting purposes in accordance with IFRS both as issued by the IASB and as subsequently adopted by the EU.
Trinity Biotech’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with the authorization of management and the directors of Trinity Biotech; and provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of Trinity Biotech’s assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the effectiveness of internal control over financial reporting based on criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2007.
Our independent auditor, KPMG, a registered public accounting firm, has issued an attestation report on the Group’s internal control over financial reporting as of December 31, 2007 (see Item 18).

Changes in Internal Controls over Financial Reporting
During the 2006 year end financial statement close process, a material weakness was identified in relation to controls concerning revenue recognition from a cut off perspective. As a result of this material weakness the Group reviewed internal controls, particularly over the area of revenue cut off and remediated control weaknesses. Regarding the item specifically mentioned in the Form 20-F for 2006 the Group implemented controls to ensure that instructions provided to third party logistics providers to ensure that all goods had been collected prior to raising an invoice are followed and accordingly comply with Group policy.
Except for the matters referred to above, there were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

	Year ended December 31,		Year ended December 31,
	2007		2006
	US$’000%		US$’000%
Audit	997	93%	683	75%
Audit-related	—	—	206	23%
Tax	71	7%	20	2%

Total	1,068		909

Audit services include audit of our consolidated financial statements, as well as work only the independent auditors can reasonably be expected to provide, including statutory audits. Audit related services are for assurance and related services performed by the independent auditor, including due diligence related to acquisitions and any special procedures required to meet certain regulatory requirements. Tax fees consist of fees for professional services for tax compliance and tax advice.

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
Exemptions from the Listing Requirements and Standards for Audit Committee
Not applicable.
Purchase of equity securities by the issuer and affiliates and purchasers
The maximum number of shares that may yet be purchased under the Group share option plan by Trinity Biotech or on the Group’s behalf at December 31, 2007 was 7,465,330 (2006: 7,168,320). No shares were purchased by Trinity Biotech or on our behalf or by any affiliated purchaser in 2007 and 2006. No shares were purchased as part of a publicly announced repurchase plan or program in 2007 and 2006.
Part III
Item 17 Financial Statements
The registrant has responded to Item 18 in lieu of responding to this item.
Item 18 Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Trinity Biotech plc
We have audited Trinity Biotech plc’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Trinity Biotech’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15 in this Annual Report on Form 20-F. Our responsibility is to express an opinion on Trinity Biotech plc’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Trinity Biotech maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Trinity Biotech plc and subsidiaries, as of December 31, 2007 and 2006, and the related consolidated statements of operations, recognised income and expense and cash flows for each of the years in the three-year period ended December 31, 2007 and our report dated April 2, 2008 expressed an unqualified opinion on those consolidated financial statements.
KPMG

Dublin, Ireland
April 2, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Trinity Biotech plc
We have audited the accompanying consolidated balance sheets of Trinity Biotech plc and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of operations, recognised income and expense, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trinity Biotech plc and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Trinity Biotech plc’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 2, 2008 expressed an unqualified opinion on the effective operation of internal control over financial reporting.
KPMG

Dublin, Ireland
April 2, 2008

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December, 31
		2007	2006	2005
		Total	Total	Total
	Notes	US$’000	US$’000	US$’000

Revenues	2	143,617	118,674	98,560

Cost of sales		(75,643)	(62,090)	(51,378)
Cost of sales — restructuring expenses	3	(953)	—	—
Cost of sales — inventory write off/ provision	3, 2	(11,772)	(5,800)	—

Total cost of sales		(88,368)	(67,890)	(51,378)

Gross profit		55,249	50,784	47,182

Other operating income	5	413	275	161

Research and development expenses		(6,802)	(6,696)	(6,070)
Research and development — restructuring expenses	3	(6,907)	—	—

Total research and development expenses		(13,709)	(6,696)	(6,070)

Selling, general and administrative expenses		(51,010)	(42,422)	(34,651)
Selling, general and administrative — restructuring expenses (including goodwill impairment of US$19,156,000)	3	(20,315)	—	—

Total selling, general and administrative expenses		(71,325)	(42,422)	(34,651)

Operating (loss)/ profit		(29,372)	1,941	6,622

Financial income	4	457	1,164	389
Financial expenses	2, 4	(3,148)	(2,653)	(1,058)

Net financing costs		(2,691)	(1,489)	(669)

(Loss)/ profit before tax	6	(32,063)	452	5,953

Total income tax (expense)/ credit	2, 9	(3,309)	2,824	(673)

(Loss)/ profit for the year (all attributable to equity holders)	2	(35,372)	3,276	5,280

Basic (loss)/ earnings per ordinary share (US Dollars)	10	(0.47)	0.05	0.09
Diluted (loss)/ earnings per ordinary share (US Dollars)	10	(0.47)	0.05	0.09
Basic (loss)/ earnings per ADS (US Dollars)	10	(1.86)	0.19	0.36
Diluted (loss)/ earnings per ADS (US Dollars)	10	(1.86)	0.19	0.35

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

	Year ended December, 31
		2007	2006	2005
	Notes	US$’000	US$’000	US$’000

Foreign exchange translation differences	19	1,072	1,347	(1,740)
Cash flow hedges:
Effective portion of changes in fair value		224	226	(295)
Deferred tax on income and expenses recognised directly in equity		(23)	4	41

Net income/ (expense) recognised directly in equity		1,273	1,577	(1,994)
Cash flow hedge recycled to the statement of operations		—	(166)	(183)
(Loss)/ profit for the year	2	(35,372)	3,276	5,280

Total recognised income and expense (all attributable to equity holders)		(34,099)	4,687	3,103

CONSOLIDATED BALANCE SHEETS

		December 31,	December 31,
		2007	2006
	Notes	US$’000	US$’000

ASSETS
Non-current assets
Property, plant and equipment	11	26,409	22,255
Goodwill and intangible assets	12	104,928	121,768
Deferred tax assets	13	3,937	7,656
Other assets	14	896	515

Total non-current assets		136,170	152,194

Current assets
Inventories	15	44,420	45,572
Trade and other receivables	16	25,683	32,676
Income tax receivable		782	368
Derivative financial instruments	30	224	—
Financial assets — restricted cash	17	—	15,500
Cash and cash equivalents	18	8,700	2,821

Total current assets		79,809	96,937

TOTAL ASSETS	2	215,979	249,131

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	19	991	978
Share premium	19	153,961	151,774
(Accumulated deficit)/ retained earnings	19	(22,908)	10,818
Translation reserve	19	797	(275)
Other reserves	19	4,004	3,967

Total equity		136,845	167,262

Current liabilities
Interest-bearing loans and borrowings	21	15,821	10,382
Convertible notes-interest bearing	22	—	1,836
Income tax payable		86	44
Trade and other payables	23	24,779	20,459
Other financial liabilities	24	2,725	3,120
Provisions	25	100	100

Total current liabilities		43,511	35,941

Non-current liabilities
Interest-bearing loans and borrowings	21	26,312	33,076
Other financial liabilities	24	—	2,568
Other payables	26	74	838
Deferred tax liabilities	13	9,237	9,446

Total non-current liabilities		35,623	45,928

TOTAL LIABILITIES	2	79,134	81,869

TOTAL EQUITY AND LIABILITIES		215,979	249,131

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31,
		2007	2006	2005
	Notes	US$’000	US$’000	US$’000

Cash flows from operating activities
(Loss)/ profit for the year		(35,372)	3,276	5,280
Adjustments to reconcile net profit to cash provided by operating activities:
Depreciation		4,341	3,736	2,434
Amortisation		3,418	2,687	1,803
Income tax expense/ (credit)		3,309	(2,824)	673
Financial income		(457)	(1,164)	(389)
Financial expense		3,148	2,653	1,058
Share-based payments		1,403	1,141	1,368
Foreign exchange losses on operating cash flows		(26)	(100)	(292)
Loss/ (profit) on disposal / retirement of property, plant and equipment		17	(2)	469
Goodwill impairment	3	19,156	—	—
Non- cash restructuring expenses	3	18,573	—	—
Inventory write off		—	5,800	—
Other non-cash items		577	469	232

Operating cash flows before changes in working capital		18,087	15,672	12,636
Decrease/ (increase) in trade and other receivables		5,226	(9,962)	(8,034)
(Increase)/ decrease in inventories		(7,101)	(5,434)	1,311
Increase in trade and other payables		1,966	8,041	4,689

Cash generated from operations		18,178	8,317	10,602
Interest paid		(2,802)	(1,642)	(972)
Interest received		429	839	371
Income taxes paid		(456)	(146)	(792)

Net cash provided by operating activities		15,349	7,368	9,209

Cash flows from investing activities
Payments to acquire subsidiaries and businesses	27	(4,414)	(39,334)	(13,129)
Deferred consideration to acquire subsidiaries and businesses		(3,472)	(6,802)	—
Cash received with subsidiary		—	—	127
Payments to acquire intangible assets		(7,851)	(6,085)	(5,509)
Disposal/ (acquisition) of financial assets		15,500	(6,500)	(1,852)
Proceeds from disposal of property, plant and equipment		84	205	4
Acquisition of property, plant and equipment		(8,262)	(4,751)	(4,039)

Net cash used in investing activities		(8,415)	(63,267)	(24,398)

Cash flows from financing activities
Proceeds from issue of ordinary share capital		454	25,265	4,755
Proceeds from borrowings, short-term debt		5,000	6,000	1,800
Proceeds from borrowings, long-term debt		—	24,000	7,200
Expenses paid in connection with share issue and debt financing		(70)	(1,526)	(195)
Repayment of long-term debt		(8,285)	(1,276)	(1,217)
Proceeds from new finance leases		2,087	78	154
Payment of finance lease liabilities		(294)	(276)	(348)
Repayment of convertible debt		—	(3,644)	(1,822)
Repayment of other financial liabilities		—	—	(648)

Net cash provided by (used in) financing activities		(1,108)	48,621	9,679

Increase/ (decrease) in cash and cash equivalents		5,826	(7,278)	(5,510)
Effects of exchange rate movements on cash held		53	218	252
Cash and cash equivalents at beginning of year		2,821	9,881	15,139

Cash and cash equivalents at end of year	18	8,700	2,821	9,881

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc and its subsidiaries, (“the Group”), are as follows:

a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). The IFRS applied are those effective for accounting periods beginning on or after 1 January 2007. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

b)	Basis of preparation

The consolidated financial statements have been prepared in United States Dollars (US$), rounded to the nearest thousand, under the historical cost basis of accounting, except for derivative financial instruments and share-based payments which are initially recorded at fair value. Derivatives are also subsequently carried at fair value.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 31.

Having considered the Group’s current financial position, its cashflow projections, its existing bank debt facility and other potential sources of funding available to the Group, the directors believe that the Group will be able to continue in operational existence for at least the next 12 months from the date of approval of these consolidated financial statements and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. The accounting policies have been applied consistently by all Group entities.

Certain prior year amounts have been reclassified to conform to current presentation.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

d)	Property, plant and equipment

Owned assets

Items of property, plant and equipment are stated at cost less any accumulated depreciation and any impairment losses (see note 1(h)). The cost of self-constructed assets includes the cost of materials, direct labour and attributable overheads. It is not Group policy to revalue any items of property, plant and equipment.

Depreciation is charged to the statement of operations on a straight-line basis to write-off the cost of the assets over their expected useful lives as follows:

•	Leasehold improvements	5-10 years
•	Office equipment and fittings	10 years
•	Buildings	50 years
•	Computer equipment	3-5 years
•	Plant and equipment	5-10 years

Land is not depreciated. The residual values, if not insignificant, useful lives and depreciation methods of property, plant and equipment are reviewed and adjusted if appropriate, at each balance sheet date.

Leased assets — as lessee

Leases under terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of its fair value and present value of the minimum lease payments at inception of the lease, less accumulated depreciation and any impairment losses.

Depreciation is calculated in order to write-off the amounts capitalised over the estimated useful lives of the assets, or the lease term if shorter, by equal annual instalments. The excess of the total rentals under a lease over the amount capitalised is treated as interest, which is charged to the statement of operations in proportion to the amount outstanding under the lease. Leased assets are reviewed for impairment (see note 1(h)).

Leases other than finance leases are classified as “operating leases”, and the rentals thereunder are charged to the statement of operations on a straight line basis over the period of the leases. Lease incentives are recognised in the statement of operations on a straight-line basis over the lease term.

Leased assets — as lessor

Leases where the Group substantially transfers the risks and benefits of ownership of the asset to the customer are classified as finance leases within finance lease receivables. The Group recognises the amount receivable from assets leased under finance leases at an amount equal to the net investment in the lease. Finance lease income is recognised as revenue in the statement of operations reflecting a constant periodic rate of return on the Group’s net investment in the lease.

Assets provided to customers under leases other than finance leases are classified as operating leases and carried in property, plant and equipment at cost and are depreciated on a straight-line basis over the useful life of the asset or the lease term, if shorter.

Subsequent costs

The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the Group and the cost of the replaced item can be measured reliably. All other costs are recognised in the statement of operations as an expense as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

e)	Business combinations

All business combinations are accounted for by applying the purchase method.

The cost of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued in exchange for control together with any directly attributable expenses. To the extent that settlement of all or any part of a business combination is deferred for a period of 12 months or longer, the fair value of the deferred component is determined through discounting the amounts payable to their present value at the date of exchange. The discount component is unwound as an interest charge in the statement of operations over the life of the obligation.

Where a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the estimated present value of the adjustment is included in the cost at the acquisition date. Changes in these amounts subsequently are reflected in goodwill.

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

In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount recorded under the old basis of accounting, Irish GAAP, (“Previous GAAP”). Save for retrospective restatement of deferred tax as an adjustment to retained earnings in accordance with IAS 12, Income Taxes, the classification and accounting treatment of business combinations undertaken prior to the transition date were not reconsidered in preparing the Group’s opening IFRS balance sheet as at January 1, 2004.

To the extent that the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of a business combination, the identification and measurement of the related assets, liabilities and contingent liabilities are revisited accompanied by a reassessment of the cost of the transaction, and any remaining balance is immediately recognised in the statement of operations.

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

Intangible assets acquired as part of a business combination are capitalised separately from goodwill if the intangible asset meets the definition of an asset and the fair value can be reliably measured on initial recognition. Subsequent to initial recognition, these intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses (note 1(h)). Definite lived intangible assets are reviewed for indicators of impairment annually while indefinite lived assets and those not yet brought into use are tested for impairment annually, either individually or at the cash generating unit level.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the statement of operations as an expense as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete the development. The expenditure capitalised includes the cost of materials, direct labour and attributable overheads and third party costs. Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other development expenditure is expensed as incurred. Subsequent to initial recognition, the capitalised development expenditure is carried at cost less any accumulated amortisation and any accumulated impairment losses (note 1(h)).

Expenditure on internally generated goodwill and brands is recognised in the statement of operations as an expense as incurred.

Amortisation

Amortisation is charged to the statement of operations on a straight-line basis over the estimated useful lives of intangible assets, unless such lives are indefinite. Intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

•	Patents and licences	6-15 years
•	Capitalised development costs	15 years
•	Other (including acquired customer and supplier lists)	6-15 years
Certain trade names acquired are deemed to have an indefinite useful life.

Where amortisation is charged on assets with finite lives, this expense is taken to the statement of operations through the ‘selling, general and administrative expenses’ line.

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

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash generating unit level. The goodwill and indefinite-lived assets were reviewed for impairment at December 31, 2005, December 31, 2006 and December 2007. See note 12.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the statement of operations.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of other assets in the units on a pro-rata basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

An impairment loss in respect of goodwill is not reversed.

Following recognition of any impairment loss (and on recognition of an impairment loss reversal), the depreciation or amortisation charge applicable to the asset or cash generating unit is adjusted prospectively with the objective of systematically allocating the revised carrying amount, net of any residual value, over the remaining useful life.

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

The Group provides for inventory, based on estimates of the expected realisability of the Group’s inventory. The estimated realisability is evaluated on a case-by-case basis and any inventory that is approaching its “use-by” date and for which no further re-processing can be performed is written off. Any reversal of an inventory provision is recognised in the statement of operations in the year in which the reversal occurs.

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

Loans and borrowings, including promissory notes

Under IFRS interest-bearing loans, borrowings and promissory notes are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost, with any difference between cost and redemption value being recognised in the statement of operations over the period of the borrowings on an effective interest basis.

Convertible notes

Under IFRS convertible notes that can be converted into share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds. The equity component of the convertible notes is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognised in the statement of operations is calculated using the effective interest rate method.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

The share options issued by the Group are not subject to market-based vesting conditions as defined in IFRS 2, Share-based Payments. Non-market vesting conditions are not taken into account when estimating the fair value of share options as at the grant date; such conditions are taken into account through adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognised equates to the number of equity instruments that actually vest. The expense in the statement of operations in relation to share options represents the product of the total number of options anticipated to vest and the fair value of those options; this amount is allocated to accounting periods on a straight-line basis over the vesting period. Given that the performance conditions underlying the Group’s share options are non-market in nature, the cumulative charge to the statement of operations is only reversed where the performance condition is not met or where an employee in receipt of share options relinquishes service prior to completion of the expected vesting period. Share based payments, to the extent they relate to direct labour involved in development activities, are capitalised, see 1(g).

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. The Group does not operate any cash-settled share-based payment schemes or share-based payment transactions with cash alternatives as defined in IFRS 2.

o)	Government grants

Grants that compensate the Group for expenses incurred such as research and development, employment and training are recognised as revenue or income in the statement of operations on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognised in the statement of operations as other operating income on a systematic basis over the useful life of the asset.

p)	Revenue recognition

Goods sold and services rendered

Revenue from the sale of goods is recognised in the statement of operations when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from products is generally recorded as of the date of shipment. Revenue is recognised when the Group has satisfied all of its obligations to the customer. Revenue, including any amounts invoiced for shipping and handling costs, represents the value of goods supplied to external customers, net of discounts and excluding sales taxes.

Revenue from services rendered is recognised in the statement of operations in proportion to the stage of completion of the transaction at the balance sheet date.

Revenue is recognised to the extent that it is probable that economic benefit will flow to the Group, that the risks and rewards of ownership have passed to the buyer and the revenue can be measured. No revenue is recognised if there is uncertainty regarding recovery of the consideration due at the outset of the transaction or the possible return of goods.

The Group leases instruments under operating and finance leases as part of its business. In cases where the risks and rewards of ownership of the instrument pass to the customer, the fair value of the instrument is recognised as revenue at the commencement of the lease and is matched by the related cost of sale. In the case of operating leases of instruments which typically involve commitments by the customer to pay a fee per test run on the instruments, revenue is recognised on the basis of customer usage of the instruments. See also note 1(d).

Other operating income

Rental income from sub-leasing premises under operating leases, where the risks and rewards of the premises remain with the lessor, is recognised in the statement of operations as other operating income on a straight-line basis over the term of the lease.

q)	Employee benefits

Defined contribution plans

The Group operates defined contribution schemes in various locations where its subsidiaries are based. Contributions to the defined contribution schemes are recognised in the statement of operations in the period in which the related service is received from the employee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

Other long-term benefits

Where employees participate in the Group’s other long-term benefit schemes (such as permanent health insurance schemes under which the scheme insures the employees), or where the Group contributes to insurance schemes for employees, the Group pays an annual fee to a service provider, and accordingly the Group expenses such payments as incurred.

Termination benefits

Termination benefits are recognised as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

r)	Foreign currency

A majority of the revenue of the Group is generated in US Dollars. The Group’s management has determined that the US dollar is the primary currency of the economic environment in which the Company and its subsidiaries (with the exception of the Group’s subsidiaries in Germany and Sweden) principally operate. Thus the functional currency of the Company and its subsidiaries (other than those subsidiaries in Germany and Sweden) is the US Dollar. The functional currency of the German and Swedish subsidiaries is the euro and the Swedish Kroner, respectively. The presentation currency of the Company and Group is the US Dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. The resulting gains and losses are included in the statement of operations. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Results and cash flows of subsidiary undertakings, which have a functional currency other than the US Dollar, are translated into US Dollars at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling on the balance sheet date. Any exchange differences arising from the translations are recognised in the currency translation reserve via the statement of recognised income and expense.

s)	Derivative financial instruments

The activities of the Group expose it primarily to changes in foreign exchange rates and interest rates. The Group uses derivative financial instruments, when necessary, such as forward foreign exchange contracts to hedge these exposures.

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

Derivative financial instruments are recognised at fair value. Where derivatives do not fulfil the criteria for hedge accounting, they are classified as held-for-trading and changes in fair values are reported in the statement of operations. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles and equates to the current market price at the balance sheet date.

The portion of the gain or loss on a hedging instrument that is deemed to be an effective cash flow hedge is recognised directly in the hedging reserve in equity and the ineffective portion is recognised in the statement of operations. As the forward contracts are exercised the net cumulative gain or loss recognised in the hedging reserve is transferred to the statement of operations and reflected in the same line as the hedged item.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

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

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the statement of operations except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

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

The carrying amounts of deferred tax assets are subject to review at each balance sheet date and are derecognised to the extent that future taxable profits are considered to be inadequate to allow all or part of any deferred tax asset to be utilised.

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

Financing expenses comprise costs payable on leases, loans and borrowings including promissory notes. Interest payable on loans and borrowings, promissory notes and convertible notes is calculated using the effective interest rate method. Interest payable on finance leases is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Financing expenses also includes the financing element of long term liabilities which have been discounted.

Finance income comprises interest income on deposits and is recognised in the statement of operations as it accrues, using the effective interest method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

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

z)	New IFRS Standards and Interpretations not applied

The IASB and IFRIC have issued additional standards and interpretations which are effective for periods starting after January 1, 2007, some of which have not yet been adopted by the EU. The following standards and interpretations have yet to be adopted by the Group:

Effective date
International Financial Reporting Standards (IFRS/IAS)
IFRS 3	(Revised) Business Combinations	July 1, 2009 (adopted by the EU)
IFRS 8	Operating Segments	January 1, 2009 (adopted by the EU)
IAS 1 (amendment)	Presentation of Financial Statements	January 1, 2009 (not adopted by the EU)
IAS 23 (amendment)	Borrowing Costs	January 1, 2009 (not adopted by the EU)
IAS 27	Consolidated and Separate Financial Statements	July 1, 2009 (not adopted by the EU)
IAS 32/ IAS 1 (amendment)	Puttable Instruments and Obligations arising on Liquidation	January 1, 2009 (not adopted by the EU)
IFRS Share- based Payments	Vesting Conditions and Cancellations	January 1, 2009 (not adopted by the EU)

International Financial Reporting Interpretations Committee (IFRIC)
IFRIC 11	Group and Treasury Share Transactions	January 1, 2008 (adopted by the EU)
IFRIC 12	Service Concession Arrangements	January 1, 2008 (not adopted by the EU)
IFRIC 13	Customer Loyalty Programmes	January 1, 2009 (not adopted by the EU)
IFRIC 14	The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	January 1, 2008 (not adopted by the EU)

The Group does not anticipate that the adoption of these standards and interpretations will have a material effect on its financial statements on initial adoption. Upon adoption of IFRS 8 and IAS 1, the Group may be required to disclose additional information on its operating segments but this will have no effect on reported income or net assets.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

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

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.

a)	The distribution of revenue by geographical area based on location of assets was as follows:

Revenue

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2007	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue from external customers	37,095	64,210	42,312	—	143,617
Inter-segment revenue	24,815	27,196	10,134	(62,145)	—

Total revenue	61,910	91,406	52,446	(62,145)	143,617

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2006	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue from external customers	33,247	55,665	29,762	—	118,674
Inter-segment revenue	21,161	24,968	9,679	(55,808)	—

Total revenue	54,408	80,633	39,441	(55,808)	118,674

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2005	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue from external customers	31,136	54,859	12,565	—	98,560
Inter-segment revenue	22,197	14,402	6,594	(43,193)	—

Total revenue	53,333	69,261	19,159	(43,193)	98,560

b)	The distribution of revenue by customers’ geographical area was as follows:

Revenue

	December 31, 2007	December 31, 2006	December 31, 2005
	US$’000	US$’000	US$’000
Americas	68,481	60,748	50,627
Europe (including Ireland) *	43,631	34,452	25,301
Asia / Africa	31,505	23,474	22,632

	143,617	118,674	98,560

*	Revenue for customers in Ireland is not disclosed separately due to the immateriality of these revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

c)	The distribution of revenue by major product group was as follows:

Revenue

	December 31, 2007	December 31, 2006	December 31, 2005
	US$’000	US$’000	US$’000
Infectious diseases	41,293	42,051	44,078
Haemostasis	60,759	46,476	29,766
Point of care	24,504	15,279	12,836
Clinical chemistry	17,061	14,868	11,880

	143,617	118,674	98,560

d)	The distribution of segment results by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2007	US$’000	US$’000	US$’000	US$’000
Result before goodwill impairment and restructuring expenses	15	10,868	447	11,330
Goodwill impairment (note 3)	—	(19,156)	—	(19,156)
Restructuring expenses (note 3)	(6,215)	(11,961)	(2,615)	(20,791)

Result after goodwill impairment and restructuring	(6,200)	(20,249)	(2,168)	(28,617)

Unallocated expenses *				(755)

Operating loss				(29,372)
Net financing costs (note 4)				(2,691)

Loss before tax				(32,063)
Income tax expense (note 9)				(3,309)

Loss for the year				(35,372)

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2006	US$’000	US$’000	US$’000	US$’000
Result	(6,621)	10,790	(1,843)	2,326
Unallocated expenses *				(385)

Operating profit				1,941
Net financing costs (note 4)				(1,489)

Profit before tax				452
Income tax credit (note 9)				2,824

Profit for the year				3,276

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2005	US$’000	US$’000	US$’000	US$’000
Result	(369)	10,339	(1,581)	8,389
Unallocated expenses *				(1,767)

Operating profit				6,622
Net financing costs (note 4)				(669)

Profit before tax				5,953
Income tax expense (note 9)				(673)

Profit for the year				5,280

*	Unallocated expenses represent head office general and administration costs of the Group which cannot be allocated to the results of any specific geographical area.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

e)	The distribution of segment assets and segment liabilities by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2007	US$’000	US$’000	US$’000	US$’000
Assets and liabilities
Segment assets before goodwill impairment and restructuring	61,551	154,285	24,090	239,926
Goodwill impairment (note 3)	—	(19,156)	—	(19,156)
Impact of restructuring	(5,469)	(10,626)	(2,115)	(18,210)

Segment assets after goodwill impairment and restructuring	56,082	124,503	21,975	202,560
Unallocated assets:
Income tax assets (current and deferred)				4,719
Cash and cash equivalents				8,700

Total assets as reported in the Group balance sheet				215,979

Segment liabilities before restructuring	5,885	15,387	4,390	25,662
Impact of restructuring (note 23)	808	691	517	2,016

Segment liabilities after restructuring	6,693	16,078	4,907	27,678
Unallocated liabilities:
Income tax liabilities (current and deferred)				9,323
Interest-bearing loans and borrowings (current and non-current)				42,133

Total liabilities as reported in the Group balance sheet				79,134

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2006	US$’000	US$’000	US$’000	US$’000
Assets and liabilities
Segment assets	57,162	145,473	20,151	222,786
Unallocated assets:
Income tax assets (current and deferred)				8,024
Restricted cash				15,500
Cash and cash equivalents				2,821

Total assets as reported in the Group balance sheet				249,131

Segment liabilities	6,268	17,130	3,687	27,085
Unallocated liabilities:
Income tax liabilities (current and deferred)				9,490
Interest-bearing loans and borrowings and convertible notes (current and non-current)				45,294

Total liabilities as reported in the Group balance sheet				81,869

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

f)
The distribution of long-lived assets, which are property, plant and equipment, goodwill and intangible assets and other non-current assets (excluding deferred tax assets), by geographical area was as follows:

	December 31, 2007	December 31, 2006
	US$’000	US$’000
Rest of World — Ireland	95,675	110,936
Rest of World — Other	10,029	8,537
Americas	26,529	25,065

	132,233	144,538

g)	The distribution of depreciation and amortisation by geographical area was as follows:

	December 31, 2007	December 31, 2006	December 31, 2005
	US$’000	US$’000	US$’000
Depreciation:
Rest of World — Ireland	1,450	1,336	1,118
Rest of World — Other	1,537	1,163	427
Americas	1,354	1,237	889

	4,341	3,736	2,434

Amortisation:
Rest of World — Ireland	2,971	2,298	1,569
Rest of World — Other	151	104	87
Americas	296	285	147

	3,418	2,687	1,803

h)	The distribution of share-based payment expense by geographical area was as follows:

	December 31, 2007	December 31, 2006	December 31, 2005
	US$’000	US$’000	US$’000
Rest of World — Ireland	1,146	922	1,174
Rest of World — Other	37	24	22
Americas	220	195	172

	1,403	1,141	1,368

See note 20 for further information on share-based payments.

i)	The distribution of the goodwill impairment and restructuring expenses (see note 3) by geographical area was as follows:

December 31, 2007
US$’000
Impairment:
Rest of World — Ireland	19,156
Rest of World — Other	—
Americas	—

19,156

Restructuring expenses:
Rest of World — Ireland	11,961
Rest of World — Other	6,215
Americas	2,615

20,791

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

The total restructuring expenses above of US$20,791,000 includes an inventory write off of US$11,772,000. In 2007, as part of the restructuring plan (see note 3), Trinity Biotech undertook to reduce the number of products and instruments within the two key product lines of Haemostasis and Infectious Diseases. As a result, the Group has recognised US$11,772,000 for inventory written off relating to those Haemostasis and Infectious Diseases products and instruments being rationalised for the year ended December 31, 2007. The write off was included as part of the total restructuring expenses in cost of sales in the 2007 statement of operations. The distribution of the inventory write off by geographical area was as follows:

December 31, 2007
US$’000
Inventory write off
Rest of World — Ireland	4,146
Rest of World — Other	2,279
Americas	5,347

11,772

In 2006, the Group undertook to write off inventory of US$5.8 million. Following the acquisition of the haemostasis business of bioMerieux Inc (“bioMerieux”), Trinity Biotech sought to combine the range of products acquired with the Group’s existing product range. As part of this process it was decided to discontinue various existing products and this resulted in a US$5.8 million write-off of inventory. This write-off was disclosed as a separate line item in cost of sales in the 2006 statement of operations. The distribution of the inventory provision recognised in 2006 by geographical area was as follows:

December 31, 2006
US$’000
Inventory provision
Rest of World — Ireland	1,751
Rest of World — Other	2,362
Americas	1,687

5,800

j)	The distribution of interest expense by geographical area was as follows:

	December 31, 2007	December 31, 2006	December 31, 2005
	US$’000	US$’000	US$’000
Rest of World — Ireland	2,595	1,982	894
Rest of World — Other	15	12	8
Americas	538	659	156

	3,148	2,653	1,058

k)	The distribution of taxation (expense)/ credit by geographical area was as follows:

	December 31, 2007	December 31, 2006	December 31, 2005
	US$’000	US$’000	US$’000
Rest of World — Ireland	531	(1,156)	(1,105)
Rest of World — Other	(662)	975	236
Americas	(3,178)	3,005	196

	(3,309)	2,824	(673)

l)	During 2007, 2006 and 2005 there were no customers with 10% or more of total revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

m)	The distribution of capital expenditure, including expenditure on non-current assets in business combinations, by geographical area was as follows:

	December 31, 2007	December 31, 2006
	US$’000	US$’000
Rest of World — Ireland	14,742	38,716
Rest of World — Other	3,130	4,471
Americas	3,199	2,789

	21,071	45,976

3.	RESTRUCTURING EXPENSES AND IMPAIRMENT

In December 2007, the Board of Directors of Trinity Biotech announced a restructuring of the business. This restructuring included the following elements:
•	the rationalisation of the Haemostasis and Infectious Diseases reagent and instrumentation product lines;

•	the reorganisation of the US sales force;

•	the closure of the Group’s operation in Sweden;

•	the streamlining of the Group’s development activities and,

•	a redundancy programme to reduce headcount across the Group.
The impact of this restructuring resulted in an after tax charge to the statement of operations of US$19,207,000 for the year ended December 31, 2007.

In addition, in accordance with the provisions of IAS 36 Impairment of Assets, the Group also recognised an impairment provision of US$19,156,000 against goodwill (see note 12).

The impact of the above items on the statement of operations for the year ended December 31, 2007 is as follows:

		Restructuring	Impairment	Total
		US$’000	US$’000	US$’000
Cost of sales
Inventory provision	(a) (c)	11,772	—	11,772
Termination payments	(c) (d)	953	—	953

		12,725	—	12,725

Research & development
Write-off of capitalised development and license costs	(b)	6,667	—	6,667
Termination payments	(c) (d)	240	—	240

		6,907	—	6,907

Selling, general & administration expenses
Impairment of goodwill (note 12)		—	19,156	19,156
Termination payments	(c) (d)	842	—	842
Lease obligation provision	(c)	116	—	116
Other		201	—	201

		1,159	19,156	20,315

Total inventory write off, restructuring expenses and goodwill impairment before tax		20,791	19,156	39,947

Income tax impact of inventory write off, restructuring expenses and goodwill impairment (note 9)		(1,584)	—	(1,584)

Total inventory write off, restructuring expenses and goodwill impairment after tax		19,207	19,156	38,363

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

The total future claim on cash of the restructuring activities for the year ended December 31, 2007 amounted to US$2,218,000. This cash outflow primarily relates to US$2,035,000 payable in connection with the termination payments. The non cash element of the restructuring expenses amounted to US$18,573,000 and the goodwill impairment of US$19,156,000 also has no cash impact.

(a)
Under the restructuring plan, Trinity Biotech undertook to reduce the number of products and instruments within the two key product lines of Haemostasis and Infectious Diseases. The purpose of the rationalisation was to reduce complexity in the business, to improve selling and operating efficiencies and to eliminate low revenue generating products. As a result, the Group has recognised US$11,772,000, including US$147,000 in respect of the closure of the Swedish operation (see note (c)), for inventory written off relating to those Haemostasis and Infectious Diseases products and instruments being rationalised for the year ended December 31, 2007.

(b)
The Group has made a decision to terminate or suspend a number of product development projects, which resulted in a write-off of capitalised development and license costs for the year ended December 31, 2007 of US$6,667,000.

Under IFRS the Group writes off research and development expenditure as incurred, with the exception of expenditure on projects whose outcome has been assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues. Such expenditure is capitalised at cost within intangible assets as development costs. Factors which impact our judgement to capitalise certain research and development expenditure include the degree of regulatory approval for products and the results of any market research to determine the likely future commercial success of products being developed. We review these factors each year to determine whether our previous estimates as to feasibility, viability and recovery should be changed.

In December 2007, the Group announced its decision to focus on a smaller number of R&D projects, with a particular focus on projects which will make the greatest contribution to the strategic growth and development of the Group. Consequently, it was decided to terminate or suspend a number of projects. As a result, US$5,134,000 of development costs were written off for the year ended December 31, 2007. The write off of capitalised developments costs in 2007 relates to a number of specific projects, the two most significant being the HIV over-the-counter (OTC) product and the development of the HIV Western Blot confirmatory test which accounts for US$2,772,000 of the total amount of capitalised development costs written off of US$5,134,000. The decision to suspend the HIV OTC project is based on the latest assessment of expected market size for this product. The Group’s market assessment, carried out in 2007, has indicated that the market opportunity for this product is significantly less than was originally envisaged. The Group’s decision to suspend the development of its HIV Western Blot confirmatory test is also due to changes in the marketplace. The remaining development projects, which account for US$2,631,000 of the total capitalised development costs being written off in 2007 have resulted from the strategic decision made by the Group in 2007 to focus on a smaller number of R&D projects.

Based on the decision to suspend a number of projects, US$439,000 was also written off for license costs which were capitalised in prior years. These license costs related to projects which have been written off in the current period.

A further of US$1,094,000 was written off technology intangible assets acquired from bioMerieux. This represents the portion of such assets which relate to instruments and reagents which are being culled as part of the restructuring (see note 12).

(c)
As part of the restructuring, Trinity Biotech decided to close its manufacturing facility located in Umea, Sweden. This facility manufactures a portion of the Group’s Haemostasis products and was acquired as part of the Biopool AB acquisition in 2001. These products will be transferred to Trinity’s Irish and US facilities in 2008. As part of the closure of this facility, the Group recognised an inventory write off of US$147,000 and a write down of property, plant and equipment of US$42,000. A total of US$448,000 has been accrued at December 31, 2007 which consists of termination payments of US$332,000, and lease obligations of US$116,000.

(d)
The reduction in the number of products, the more focused R&D approach and the closure of the Swedish operation have enabled the Group to reduce its workforce and consequently total redundancy costs of US$1,470,000 have been accrued for at December 31, 2007 (see note 23).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

4.	FINANCIAL INCOME AND EXPENSES

		December 31, 2007	December 31, 2006	December 31, 2005
	Note	US$’000	US$’000	US$’000
Financial income:
Interest income		457	1,164	389

Financial expense:
Finance lease interest		(65)	(27)	(33)
Interest payable on interest bearing loans and borrowings	21	(2,834)	(2,167)	(312)
Convertible note interest	22	—	(278)	(713)
Other interest expense		(249)	(181)	—

		(3,148)	(2,653)	(1,058)

		(2,691)	(1,489)	(669)

Other interest expense recognised in 2007 and 2006 comprises an interest expense arising from the discounting of the deferred consideration payable to bioMerieux, resulting from the acquisition of the haemostasis business during 2006, to reflect the present value of this additional consideration, see note 24.

5.	OTHER OPERATING INCOME

	December 31, 2007	December 31, 2006	December 31, 2005
	US$’000	US$’000	US$’000
Rental income from premises	233	204	161
Employment/ training grants	180	71	—

	413	275	161

6.	(LOSS)/PROFIT BEFORE TAX

The following amounts were charged/ (credited) to the statement of operations:

	December 31, 2007	December 31, 2006	December 31, 2005
	US$’000	US$’000	US$’000
Directors’ emoluments (including non- executive directors):
Remuneration	2,370	2,213	1,752
Pension	147	119	131
Share based payments	920	732	828
Auditors’ remuneration
Audit fees	1,544	629	688
Non audit fees	77	50	164
Depreciation — leased assets	260	120	92
Depreciation — owned assets	4,081	3,616	2,342
Amortisation	3,418	2,687	1,803
Loss/ (profit) on the disposal of property, plant and equipment	16	(2)	469
Net foreign exchange differences	68	(240)	(295)
Operating lease rentals:
Plant and machinery	38	85	17
Land and buildings	3,798	2,838	1,800
Other equipment	407	240	125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

7.	PERSONNEL EXPENSES

	December 31, 2007	December 31, 2006	December 31, 2005
	US$’000	US$’000	US$’000
Wages and salaries	48,385	42,113	35,595
Social welfare costs	5,118	4,407	3,613
Pension costs	1,388	987	761
Share-based payments	1,403	1,141	1,368

	56,294	48,648	41,337

Personnel expenses are shown net of capitalisations. Total personnel expenses (wages and salaries, social welfare costs and pension costs), inclusive of amounts capitalised, for the year ended December 31, 2007 amounted to US$60,502,000 (2006: US$49,647,000) (2005: US$42,088,000). Total share based payments, inclusive of amounts capitalised in the balance sheet, amounted to US$1,482,000 for the year ended December 31, 2007 (2006: US$1,262,000) (2005: US$1,368,000).
See note 20.

Included in personnel expenses for the year ended December 31, 2007 is US$2,035,000 which relates to termination payments resulting from the restructuring announced in December 2007 (see note 3).

The average number of persons employed by the Group in the financial year was 802 (2006: 794) (2005: 703) and is analysed into the following categories:

	December 31,	December 31,	December 31,
	2007	2006	2005
Research and development	51	44	42
Administration and sales	268	246	207
Manufacturing and quality	483	504	454

	802	794	703

8.	PENSION SCHEME

The Group operates defined contribution pension schemes for certain of its full time employees. The benefits under these schemes are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income amounted to US$1,388,000 (2006: US$987,000) (2005: US$761,000) (note 7). This represents the total cost paid and due by the Group to the pension schemes for the financial year and as such it was not necessary to accrue or prepay pension contributions at the year end.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

9.	INCOME TAX EXPENSE / (CREDIT)
(a)	The charge for tax based on the profit comprises:

	December 31, 2007	December 31, 2006	December 31, 2005
	US$’000	US$’000	US$’000
Current tax expense
Corporation tax at 12.5%	60	519	361
Manufacturing relief	—	(49)	—

	60	470	361
Overseas tax *	114	25	(172)
Adjustment in respect of prior years **	(67)	(290)	—

Total current tax expense	107	205	189

Deferred tax expense / (credit) ***
Origination and reversal of temporary differences (see note 13)	(1,042)	(107)	926
Origination and reversal of net operating losses (see note 13)	4,244	(2,922)	(442)

Total deferred tax expense / (credit)	3,202	(3,029)	484

Total income tax charge / (credit) in the statement of operations ****	3,309	(2,824)	673

*
The overseas tax charge in 2007 relates primarily to US State Taxes. The overseas tax charge in 2006 relates primarily to US State Taxes. The credit in 2005 of US$172,000 relates primarily to a current year trading loss in Sweden which the Group was able to offset against its deferred corporation tax liabilities in Sweden from previous years. No similar credits arose in 2007 or 2006.

**
The credit in 2007 principally arises in respect of the finalisation of a claim for Irish Research and Development Tax Credits (“R&D tax credits”) in respect of the year ended December 31, 2006. The credit in 2006 of US$290,000 relates primarily to the release of US$200,000 that had been provided at December 31, 2005 which was not considered to be required at December 31, 2006. The remaining US$90,000 principally arises in respect of the finalisation of a claim for R&D tax credits in respect of the year ended December 31, 2005.

***
In 2007 there was a deferred tax credit of US$538,000 (2006: US$741,000 expense) recognised in respect of Ireland. In 2007, there was a deferred tax expense of US$3,740,000 (2006: US$3,770,000 credit) recognised in respect of overseas tax jurisdictions.

****
The income tax charge in 2007 includes a tax credit of US$1,584,000 relating to the restructuring (see note 3). It also includes a tax expense of US$3,780,000 relating to the derecognition of deferred tax assets previously recognised, which primarily arose on tax losses carried forward in the Group’s US operations. The derecognition of these deferred tax assets was considered appropriate in light of the increased tax losses caused by the restructuring and uncertainty over the timing of the utilisation of the tax losses.

	December 31, 2007	December 31, 2006	December 31, 2005
Effective tax rate	US$’000	US$’000	US$’000
(Loss)/ profit before taxation	(32,063)	452	5,953
As a percentage of (loss)/ profit before tax:
Current tax	(0.34%)	46.32%	3.17%
Total (current and deferred)	(10.32%)	(625.44)%	11.31%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective total tax rate for the Group:

	December 31, 2007	December 31, 2006	December 31, 2005
Irish corporation tax	12.50%	12.50%	12.50%
Manufacturing relief	—	(10.76%)	—
Adjustments in respect of prior years	0.21%	(64.15%)	—
Effect of tax rates on overseas earnings	5.08%	(529.98%)	(5.10%)
Effect of non deductible expenses	(8.24%)	43.90%	3.91%
Effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised	(9.00%)	—	—
Effect of derecognition of deferred tax assets relating to loss carryforwards and temporary differences at the start of the period	(11.79%)	—	—
Effect of benefit of loss carryforwards	—	(25.18%)	—
Effect of Irish income taxable at higher tax rate	(0.13%)	2.44%	—
R&D tax credit	1.05%	(54.21%)	—

Effective tax rate	(10.32%)	(625.44%)	11.31%
Deferred tax recognised directly in equity

	December 31, 2007	December 31, 2006	December 31, 2005
	US$’000	US$’000	US$’000
Relating to forward contracts as hedged instruments	23	4	41

	23	4	41

(b)	The distribution of profit before taxes by geographical area was as follows:

	December 31, 2007	December 31, 2006	December 31, 2005
	US$’000	US$’000	US$’000
Rest of World — Ireland	(23,143)	9,585	7,873
Rest of World — Other	(2,182)	(1,855)	(1,567)
Americas	(6,738)	(7,278)	(353)

	(32,063)	452	5,953

(c)	At December 31, 2007, the Group had unutilised net operating losses as follows:

	December 31, 2007	December 31, 2006	December 31, 2005
	US$’000	US$’000	US$’000
US	9,158	8,138	3,331
France	1,085	264	—
Germany	3,540	2,320	668
Ireland	290	290	—
UK	160	580	244

	14,233	11,592	4,243

The utilisation of these net operating loss carryforwards is limited to future profitable operations in the US, France, Germany, Ireland and the UK. The US net operating loss has a maximum carryforward of 20 years. US$3,043,000 of the net operating losses in the US will expire by December 31, 2024, US$5,095,000 will expire by December 31, 2026, and US$1,020,000 will expire by December 31, 2027. The French, German, Irish and UK losses can be carried forward indefinitely.

At December 31, 2007, the Group recognised a deferred tax asset of US$203,000 in respect of net operating loss carryforwards in Germany, UK and France, as there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilised before they expire. The utilisation of these net operating loss carryforwards is limited to future profitable operations in Germany, UK and France.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

At December 31, 2007, the Group had unrecognised deferred tax assets in respect of unused tax losses, unused tax credits and deductible temporary differences as follows:

	December	December	December	December
	31,2007	31,2006	31,2005	31,2004
	US$’000	US$’000	US$’000	US$’000
US — unused tax losses	3,717	—	—
Germany — unused tax losses	945	—	—
France — unused tax losses	290	87	—
Ireland — unused tax losses	73	—	—
US — unused tax credits	314	185	316	302
US — deductible temporary differences	1,600

Unrecognised Deferred Tax Asset	6,939	272	316	302

A deferred tax asset of US$3,717,000 (2006: US$Nil) in respect of net operating losses in the US, US$945,000 (2006: US$Nil) in respect of net operating losses in Germany, US$290,000 (2006: US$87,000) in respect of net operating losses in France and US$73,000 (2006: US$Nil) in respect of net operating losses in Ireland were not recognised at December 31, 2007 due to uncertainties regarding full utilisation of these losses in the related tax jurisdiction in future periods (see note 13). The Group has US state credit carryforwards of US$314,000 at December 31, 2007 (2006: US$326,000). A deferred tax asset of US$314,000 (2006: US$185,000) in respect of US state credit carryforwards was not recognised in 2007 due to uncertainties regarding future full utilisation of these state credit carryforwards in the related tax jurisdiction in future periods. Excepting state credit carryforwards of US$11,000 which expire by December 31, 2008 and US$5,000 which expire by December 31, 2009, the balance of the state credits carry forward indefinitely.

(d)	There are no income tax consequences for the Company attaching to the payment of dividends by Trinity Biotech plc to shareholders of the Company.
10.	(LOSS)/ EARNINGS PER SHARE

Basic (loss)/ earnings per ordinary share

Basic (loss)/ earnings per ordinary share for the Group is computed by dividing the loss after taxation of US$35,372,000 (2006: profit after tax of US$3,276,000) (2005: profit after tax of US$5,280,000) for the financial year by the weighted average number of ‘A’ ordinary and ‘B’ ordinary shares in issue of 76,036,579 (2006: 70,693,753) (2005: 58,890,084). 1,400,000 of the total weighted average shares used as the EPS denominator relate to the 700,000 ‘B’ ordinary shares in issue. In all respects these shares are treated the same as ‘A’ ordinary shares except for the fact that they have two voting rights per share, rights to participate in any liquidation or sale of the Group and to receive dividends as if each Class ‘B’ ordinary share were two Class ‘A’ ordinary shares. Hence the (loss)/ earnings per share for a ‘B’ ordinary share is exactly twice the (loss)/ earnings per share of an ‘A’ ordinary share.

	December 31,	December 31,	December 31,
	2007	2006	2005
‘A’ ordinary shares	74,636,579	69,293,753	57,490,084
‘B’ ordinary shares	1,400,000	1,400,000	1,400,000

Basic (loss)/ earnings per share denominator	76,036,579	70,693,753	58,890,084

Reconciliation to weighted average earnings per share denominator:
Number of A ordinary shares at January 1 (note 19)	73,601,497	60,041,521	54,904,318
Number of B ordinary shares at January 1 (multiplied by 2)	1,400,000	1,400,000	1,400,000
Weighted average number of shares issued during the year	1,035,082	9,252,232	2,585,766

Basic (loss)/ earnings per share denominator	76,036,579	70,693,753	58,890,084

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

The weighted average number of shares issued during the year is calculated by taking the number of shares issued by the number of days in the year each share is in issue divided by 365 days.

Diluted (loss)/ earnings per ordinary share

Diluted (loss)/ earnings per ordinary share is computed by dividing the loss after tax of US$35,372,000 (2006: profit after tax of US$3,276,000) (2005: profit after tax of US$5,280,000) for the financial year, adjusted for the after tax effect of the interest saving on convertible notes of US$nil (2006: US$nil) (2005: US$535,000) by the diluted weighted average number of ordinary shares in issue of 76,036,579 (2006: 72,125,740) (2005: 67,032,382).

The basic weighted average number of shares for the Group may be reconciled to the number used in the diluted (loss)/ earnings per ordinary share calculation as follows:

	December 31,	December 31,	December 31,
	2007	2006	2005
Basic (loss)/ earnings per share denominator (see above)	76,036,579	70,693,753	58,890,084
Issuable on exercise of options and warrants	—	1,431,987	2,168,545
Issuable on conversion of convertible notes	—	—	5,973,753

Diluted (loss)/ earnings per share denominator *	76,036,579	72,125,740	67,032,382

*
At December 31, 2007, the number of shares issuable on the exercise of options and warrants is anti-dilutive and hence the diluted (loss)/ earnings per share has been calculated excluding the number of shares issuable on the exercise of options and warrants. If the number of shares issuable on the exercise of options and warrants had not been anti-dilutive, 1,854,825 shares issuable on the exercise of options and warrants would have been included in the diluted (loss)/ earnings per share denominator in 2007. The after tax effect of the interest saving on convertible notes is nil in 2007 as the final interest payment on the convertibles notes was paid on January 2, 2007.

The after tax effect of the interest saving on convertible notes for 2006 was anti-dilutive and hence the diluted earnings per share has been calculated excluding the after tax effect of the interest saving on the convertible notes of US$208,000 in 2006. If the after tax effect on interest saving on convertible notes had not been anti-dilutive, 2,209,506 shares issuable on the conversion of convertible notes would have been included in the diluted earnings per share denominator in 2006.

The after tax effect of the interest saving on convertible notes for 2005 was not anti-dilutive and therefore 2,168,545 shares issuable on the exercise of options and 5,973,753 shares issuable on the conversion of convertible notes have been included in the diluted earnings per share denominator for 2005.

Earnings per ADS

In June 2005, Trinity Biotech adjusted its ADS ratio from 1 ADS: 1 Ordinary Share to 1 ADS: 4 Ordinary Shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic (loss)/ earnings per ADS for the Group is computed by dividing the loss after taxation of US$35,372,000 (2006: profit after tax of US$3,276,000) (2005: profit after tax of US$5,280,000) for the financial year by the weighted average number of ADS in issue of 19,009,144 (2006: 17,673,438) (2005:14,722,521).

	December 31,	December 31,	December 31,
	2007	2006	2005
‘A’ ordinary shares — ADS	18,659,144	17,323,438	14,372,521
‘B’ ordinary shares — ADS	350,000	350,000	350,000

Basic (loss)/ earnings per share denominator	19,009,144	17,673,438	14,722,521

Diluted (loss)/ earnings per ADS for the Group is computed by dividing the loss after taxation of US$35,372,000 (2006: profit after tax of US$3,276,000) (2005: profit after tax of US$5,280,000) for the financial year, adjusted for the after tax effect of interest saving on convertible notes of US$nil (2006: US$nil) (2005: US$535,000) by the diluted weighted average number of ADS in issue of 19,009,144 (2006: 18,031,435) (2005: 16,758,095).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

The basic weighted average number of ADS shares for the Group only may be reconciled to the number used in the diluted earnings per ADS share calculation as follows:

	December 31,	December 31,	December 31,
	2007	2006	2005
Basic (loss)/ earnings per share denominator (see above)	19,009,144	17,673,438	14,722,521
Issuable on exercise of options and warrants	—	357,997	542,136
Issuable on conversion of convertible notes	—	—	1,493,438

Diluted (loss)/ earnings per share denominator *	19,009,144	18,031,435	16,758,095

*
At December 31, 2007, the number of ADSs issuable on the exercise of options and warrants is anti-dilutive and hence the diluted (loss)/ earnings per share has been calculated excluding the number of ADSs issuable on the exercise of options and warrants. If the number of ADSs issuable on the exercise of options and warrants had not been anti-dilutive, 463,706 ADSs issuable on the exercise of options and warrants would have been included in the diluted (loss)/ earnings per ADS denominator in 2007.

The after tax effect of the interest saving on convertible notes is nil in 2007 as the final interest payment on the convertibles notes was paid on January 2, 2007. The after tax effect of the interest saving on convertible notes for 2006 was anti-dilutive and hence the diluted earnings per ADS share has been stated excluding the after tax effect of the interest saving on the convertible notes of US$208,000 in 2006. If the after tax effect on interest saving on convertible notes had not been anti-dilutive, 552,377 ADSs issuable on the conversion of convertible notes would have been included in the diluted earnings per ADS denominator in 2006. The after tax effect of the interest saving on convertible notes for 2005 was not anti-dilutive and therefore 542,136 ADSs issuable on the exercise of options and 1,493,438 ADSs issuable on the conversion of convertible notes have been included in the diluted earnings per ADS denominator for 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
11.	PROPERTY, PLANT AND EQUIPMENT

			Computers,
	Freehold land	Leasehold	fixtures and	Plant and
	and buildings	improvements	fittings	equipment	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2006	5,064	3,025	3,975	17,198	29,262
Acquisitions through business combinations (note 27)	—	—	—	2,418	2,418
Other additions	18	370	1,023	2,935	4,346
Disposals / retirements	—	—	—	(629)	(629)
Exchange adjustments	357	12	24	526	919

At December 31, 2006	5,439	3,407	5,022	22,448	36,316

At January 1, 2007	5,439	3,407	5,022	22,448	36,316
Acquisitions through business combinations (note 27)	—	—	—	23	23
Other additions	15	266	549	7,856	8,686
Disposals / retirements	—	—	(52)	(1,107)	(1,159)
Exchange adjustments	382	2	9	446	839

At December 31, 2007	5,836	3,675	5,528	29,666	44,705

Accumulated depreciation
At January 1, 2006	(682)	(987)	(1,987)	(6,404)	(10,060)
Charge for the year	(112)	(318)	(609)	(2,697)	(3,736)
Disposals / retirements	—	—	—	120	120
Exchange adjustments	(24)	(12)	(18)	(331)	(385)

At December 31, 2006	(818)	(1,317)	(2,614)	(9,312)	(14,061)

At January 1, 2007	(818)	(1,317)	(2,614)	(9,312)	(14,061)
Charge for the year	(119)	(347)	(799)	(3,076)	(4,341)
Disposals / retirements	—	—	52	430	482
Restructuring write off	—	—	—	(133)	(133)
Exchange adjustments	(33)	(2)	(1)	(207)	(243)

At December 31, 2007	(970)	(1,666)	(3,362)	(12,298)	(18,296)

Carrying amounts

At December 31, 2007	4,866	2,009	2,166	17,368	26,409

At December 31, 2006	4,621	2,090	2,408	13,136	22,255

Apart from the impact of the restructuring reflected above, there were no other indications in the current year that the above carrying value may not be recoverable.
Assets held under operating leases (where the Company is the lessor)
Included in the carrying amount of property, plant and equipment are a number of assets included in plant and equipment which generate operating lease revenue for the Group. The net book value of these assets as at December 31, 2007 is US$3,913,000 (2006: US$3,753,000). Depreciation charged on these assets in 2007 amounted to US$1,527,000
(2006: US$1,281,000).
Included in disposals/ retirements in 2007 is US$550,000 (2006: US$302,000) relating to the net book value of leased instruments reclassified as inventory on return from customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
Assets held under finance leases
Included in the carrying amount of property, plant and equipment is an amount for capitalised leased assets of US$2,913,000 (2006: US$654,000). The leased equipment secures the lease obligations (note 28). The depreciation charge in respect of capitalised leased assets for the year ended December 31, 2007 was US$260,000 (2006: US$120,000). This is split as follows:

	Freehold		Computers,
	land and	Leasehold	fixtures and	Plant and
	buildings	improvements	fittings	equipment	Total
At December 31, 2007	US$’000	US$’000	US$’000	US$’000	US$’000
Depreciation charge	—	43	46	171	260
Carrying value
At December 31, 2007	—	244	382	2,287	2,913

	Freehold		Computers,
	land and	Leasehold	fixtures and	Plant and
	buildings	improvements	fittings	equipment	Total
At December 31, 2006	US$’000	US$’000	US$’000	US$’000	US$’000
Depreciation charge	—	39	46	35	120
Carrying value
At December 31, 2006	—	271	185	198	654

Property, plant and equipment under construction
Included in plant and equipment at December 31, 2007 is an amount of US$92,000 (2006: US$121,000) relating to assets in the course of construction. During the year, plant and equipment of US$118,000 which was under construction in 2006 was completed and depreciation was charged on these assets in 2007. A further US$89,000 was included as assets under construction in 2007, relating to plant and equipment which were not fully completed by December 31, 2007. These assets were not depreciated in 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
12.	GOODWILL AND INTANGIBLE ASSETS

		Development	Patents and
	Goodwill	costs	licences	Other	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2006	54,938	12,317	5,143	16,992	89,390
Acquisitions, through business combinations (note 27)	21,679	—	4,950	6,435	33,064
Other additions	—	5,862	—	286	6,148
Exchange adjustments	—	61	—	6	67

At December 31, 2006	76,617	18,240	10,093	23,719	128,669

At January 1, 2007	76,617	18,240	10,093	23,719	128,669
Acquisitions, through business combinations (note 27)	2,982	—	—	1,500	4,482
Other additions	—	7,508	—	372	7,880
Exchange adjustments	—	64	—	11	75

At December 31, 2007	79,599	25,812	10,093	25,602	141,106

Accumulated amortisation
At January 1, 2006	—	(464)	(1,512)	(2,217)	(4,193)
Charge for the year	—	(468)	(611)	(1,608)	(2,687)
Exchange adjustments	—	(18)	—	(3)	(21)

At December 31, 2006	—	(950)	(2,123)	(3,828)	(6,901)

At January 1, 2007	—	(950)	(2,123)	(3,828)	(6,901)
Charge for the year	—	(547)	(797)	(2,074)	(3,418)
Goodwill impairment	(19,156)	—	—	—	(19,156)
Restructuring write off (note 3)	—	(5,134)	(1,533)	—	(6,667)
Exchange adjustments	—	(31)	—	(5)	(36)

At December 31, 2007	(19,156)	(6,662)	(4,453)	(5,907)	(36,178)

Carrying amounts

At December 31, 2007	60,443	19,150	5,640	19,695	104,928

At December 31, 2006	76,617	17,290	7,970	19,891	121,768

Included within development costs are costs of US$12,333,000 which were not amortised in 2007 (2006: US$11,282,000). These development costs are not being amortised as the projects to which the costs relate were not fully complete at December 31, 2007 or at December 31, 2006. As at December 31, 2007 these projects are expected to be completed during the period from January 1, 2008 to December 31, 2009 at an expected approximate further cost of US$5.7 million.
Other intangible assets consist primarily of acquired customer and supplier lists, trade names, website and software costs.
Amortisation is charged to the statement of operations through the selling, general and administrative expenses line.
Included in other intangibles are the following indefinite lived assets:

	December 31, 2007	December 31, 2006
	US$’000	US$’000
Fitzgerald trade name	970	970
RDI trade name	560	560
Primus trade name	1,870	1,870

	3,400	3,400

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
No trade names were purchased as part of the 2007 or 2006 acquisitions (note 27). The trade name assets purchased as part of the acquisition of Primus and RDI in 2005 and Fitzgerald in 2004 were valued by an external valuer using the relief from royalty method and based on factors such as (1) the market and competitive trends and (2) the expected usage of the name. It was considered that these trade names will generate net cash inflows for the Group for an indefinite period.
Impairment testing for intangibles including goodwill and indefinite lived assets
Goodwill and the above other intangibles with indefinite lives are tested annually for impairment at each balance sheet date at a cash-generating unit (CGU) level, i.e. the individual legal entities. For the purpose of these annual impairment reviews goodwill is allocated to the relevant CGU.
Significant carrying amounts of goodwill acquired through business combinations and intangible assets with indefinite useful lives have been allocated to the following cash-generating units:

	December 31, 2007	December 31, 2006
	US$’000	US$’000

Trinity Biotech Manufacturing Limited	20,042	39,156
Benen Trading Limited	14,121	12,086
Primus Corporation	9,558	9,558
Biopool US Inc	5,821	5,821
MarDx Diagnostics Inc	3,571	3,571
Trinity Biotech UK (Sales) Limited	4,233	3,328
Clark Laboratories Inc	2,994	2,994
Trinity Biotech GmbH	1,830	1,830
Trinity Biotech France SARL	1,673	1,673

	63,843	80,017

The recoverable amount of goodwill and intangible assets contained in each of the Group’s CGUs is determined based on the greater of the fair value less cost to sell and value in use calculations. The Group operates in one business segment and accordingly the key assumptions are similar for all CGUs. The value in use calculations use cash flow projections based on the 2008 budget and projections for a further four years using a 10 year projected growth rate of 7% and a cost growth rate of 3%. The revenue growth rate is based on the expected growth rate within the diagnostics industry and the cost growth rate is based on expected cost inflation in the economies in which the Group operates. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate of 4%, are used in the value in use calculations. The cashflows and terminal values for the CGUs are discounted using pre-tax discount rates which range from 14.8% to 27.7%.
Impairment loss arising on annual impairment review
Arising from the 2007 impairment review, an impairment loss of US$19,156,000 has been recognised in the financial statements for the year ended December 31, 2007, representing the excess of the carrying value over the discounted future cashflows. This impairment loss arose in Trinity Biotech Manufacturing Limited, one of the Group’s CGU’s. Trinity Biotech Manufacturing Limited manufactures haemostasis, infectious diseases, point of care and clinical chemistry products at its plant in Bray, Ireland, which are then sold to third party distributors and other selling entities within the Group. The impairment loss has been allocated entirely to goodwill and in particular to goodwill arising on the following acquisitions:

December 31, 2007
US$’000
Bartels	7,340
Cambridge	3,005
Ortho	783
Dade	8,028

19,156

This impairment loss has been allocated to the goodwill arising on the abovementioned acquisitions as sales of the products associated with each of these acquisitions are now static or declining. Following the recognition of this impairment loss, the carrying value of the assets of Trinity Biotech Manufacturing Limited is now consistent with the value in use calculations as outlined above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
Impairment loss on bioMerieux technology asset
In December 2007, the Group announced a restructuring of its activities (see note 3). As part this restructuring, the Group decided to rationalise its three existing haemostasis product lines with a view to creating a single product line consisting of the best products from each line. As a direct consequence, a number of the Group’s haemostasis products were identified for culling, including a number of products acquired from bioMerieux in 2006. As a result, the Group has recognised a specific impairment loss of US$1,094,000 against the carrying value of the technology assets acquired from bioMerieux. The impairment loss represents 25% of the carrying value of the technology assets at the date of the group restructuring, as the products being culled represent approximately 25% of sales of those products acquired from bioMerieux. The remaining useful economic life of the remaining 75% of the carrying value of the technology asset is unaffected and was amortised on a straight line basis, through December 31, 2007. No other assets were impaired as a direct result of the product rationalisation.
The value in use calculation and the impairment charge arising therefrom are subject to significant estimation, uncertainty and accounting judgements and are particularly sensitive in the following areas. In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, there would be the following impact on the level of the goodwill impairment loss recorded at December 31, 2007:
•	An increase in goodwill impairment of US$23.5 million in the event of a 10% decrease in the growth in revenues.

•	A decrease in goodwill impairment of US$18.6 million in the event of a 10% increase in the growth in revenues.
Similarly if there was a 10% variation in the discount rate used to calculate the potential goodwill impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be the following impact on the level of the goodwill impairment loss recorded at December 31, 2007:
•	An increase in goodwill impairment of US$18.0 million in the event of a 10% increase in the discount rate.

•	A decrease in goodwill impairment of US$16.3 million in the event of a 10% decrease in the discount rate.
The impairment reviews carried out at December 31, 2006 and December 31 2005 did not result in any impairment of intangible assets, non-current assets or related goodwill. A 10% variation in the discount rate or growth in revenues used to calculate the potential impairment of the carrying values would not have resulted in an impairment of assets at December 31, 2006 or December 31, 2005.
13.	DEFERRED TAX ASSETS AND LIABILITIES
Recognised deferred tax assets and liabilities
Deferred tax assets and liabilities of the Group are attributable to the following:

	Assets		Liabilities		Net
	2007	2006	2007	2006	2007	2006
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	15	29	(1,618)	(1,752)	(1,603)	(1,723)
Intangible assets	—	—	(6,998)	(6,285)	(6,998)	(6,285)
Inventories	1,733	1,886	—	—	1,733	1,886
Provisions	1,520	1,055	—	—	1,520	1,055
Other items	466	239	(621)	(1,409)	(155)	(1,170)
Tax value of loss carryforwards recognised	203	4,447	—	—	203	4,447

Deferred tax assets/(liabilities)	3,937	7,656	(9,237)	(9,446)	(5,300)	(1,790)

The deferred tax asset in 2007 is due mainly to deductible temporary differences and the elimination of unrealised intercompany inventory profit. The deferred tax asset decreased in 2007 due principally to the derecognition of deferred tax assets previously recognised of US$3,780,000. The derecognition of these deferred tax assets was considered appropriate in light of the increased tax losses caused by the restructuring and uncertainty over the timing of the utilisation of the tax losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
The deferred tax asset in 2006 is due mainly to deductible temporary differences created by net operating losses and US state credit carryforwards, and the elimination of unrealised intercompany inventory profit. The deferred tax asset increased in 2006 due principally to the increase in net operating losses available for offset against future profits.
At December 31, 2007, the Group recognised a deferred tax asset of US$203,000 in respect of net operating loss carryforwards in Germany, UK and France, as there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilised before they expire. The utilisation of these net operating loss carryforwards is limited to future profitable operations in Germany, UK and France.
At December 31, 2006, the Group recognised a deferred tax asset of US$4,447,000 in respect of net operating loss carryforwards in the USA, Germany, UK and Ireland. The utilisation of these net operating loss carryforwards is limited to future profitable operations in the USA, Germany, UK and Ireland. Included within this deferred tax asset is US$142,000 (2007: US$Nil) which was recognised in respect of US state credit carryforwards.
The deferred tax liability is caused by the net book value of non current assets being greater than the tax written down value of non current assets, temporary differences due to the acceleration of the recognition of certain charges in calculating taxable income permitted in Ireland, the USA and Germany, and deferred tax recognised on fair value asset uplifts in connection with business combinations. The deferred tax liability decreased in 2007 as the excess of the net book value of non current assets over the tax written down value decreased. This decrease was partially offset by the recognition of deferred tax liabilities on the fair value of the intangible assets acquired in business combinations of US$285,000 (2006: US$1,370,000), see note 27.
Deferred tax assets and liabilities are only offset when the entity has a legally enforceable right to set off current tax assets against current tax liabilities and where the intention is to settle current tax liabilities and assets on a net basis or to realise the assets and settle the liabilities simultaneously. At December 31, 2007 and December 31, 2006, no deferred tax assets and liabilities are offset as it is not certain as to whether there is a legally enforceable right to set off current tax assets against current tax liabilities and it is also uncertain as to what current tax assets may be set off against current tax liabilities and in what periods.
Unrecognised deferred tax assets
Deferred tax assets have not been recognised by the Group in respect of the following items:

	December 31, 2007	December 31, 2006
	US$’000	US$’000
Deductible temporary differences	3,944	—
Capital losses	6,138	6,138
US state credit carryforwards	314	185
Net operating losses	13,560	264

	23,956	6,587

No deferred tax asset is recognised in respect of a capital loss of US$6,138,000 in Ireland in 2007 or 2006 as it was not probable that there will be future capital gains against which to offset these capital losses.
A deferred tax asset of US$3,717,000 in respect of net operating losses of US$9,158,000 in the US was not recognised due to uncertainties regarding the timing of the utilisation of these losses in the related tax jurisdiction in future periods. A deferred tax asset of US$1,600,000 in respect of deductible temporary differences of US$3,944,000 in the US was not recognised due to uncertainties regarding the timing of the utilisation of these temporary differences in the related tax jurisdiction in future periods.
A deferred tax asset of US$314,000 (2006: US$185,000) in respect of US state credit carryforwards was not recognised due to uncertainties regarding the timing of the utilisation of these state credit carryforwards in the related tax jurisdiction in future periods.
A deferred tax asset of US$945,000 in respect of net operating losses of US$3,232,000 in Germany was not recognised due to uncertainties regarding the timing of the utilisation of these losses in the related tax jurisdiction in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
A deferred tax asset of US$73,000 in respect of net operating losses of US$290,000 in Ireland was not recognised due to uncertainties regarding the timing of the utilisation of these losses in the related tax jurisdiction in future periods.
A deferred tax asset of US$290,000 (2006: US$87,000) in respect of net operating losses of US$880,000 (2006: US$264,000) in France was not recognised due to uncertainties regarding the timing of the utilisation of these losses in the related tax jurisdiction in future periods.
Unrecognised deferred tax liabilities
At December 31, 2007 and 2006, there was no recognised or unrecognised deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries. The Company is able to control the timing of the reversal of the temporary differences of its subsidiaries and it is probable that these temporary differences will not reverse in the foreseeable future
Movement in temporary differences during the year

	Balance				Balance
	January 1,	Recognised in	Recognised on	Recognised	December 31,
	2007	income	acquisitions	in equity	2007
	US$’000	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	(1,723)	120	—	—	(1,603)
Intangible assets	(6,285)	(428)	(285)	—	(6,998)
Inventories	1,886	(153)	—	—	1,733
Provisions	1,055	465	—	—	1,520
Other items	(1,170)	1,038	—	(23)	(155)
Tax value of loss carryforwards recognised	4,447	(4,244)	—	—	203

	(1,790)	(3,202)	(285)	(23)	(5,300)

	Balance				Balance
	January 1,	Recognised in	Recognised on	Recognised	December 31,
	2006	income	acquisitions	in equity	2006
	US$’000	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	(1,650)	(73)	—	—	(1,723)
Intangible assets	(4,492)	(422)	(1,371)	—	(6,285)
Inventories	981	906	—	—	1,886
Provisions	640	415	—	—	1,055
Other items	(455)	(719)	—	4	(1,170)
Tax value of loss carryforwards recognised	1,525	2,922	—	—	4,447

	(3,451)	3,029	(1,371)	4	(1,790)

14.	OTHER ASSETS

	December 31, 2007	December 31, 2006
	US$’000	US$’000

Finance lease receivables (see note 16)	773	439
Other assets	123	76

	896	515

The Group leases instruments as part of its business. In 2007, the Group reclassified future minimum finance lease receivables with non-cancellable terms between one and five years of US$773,000 (2006: US$439,000) from trade and other receivables to other assets (see note 16).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
15.	INVENTORIES

	December 31, 2007	December 31, 2006
	US$’000	US$’000
Raw materials and consumables	10,849	10,598
Work-in-progress	9,243	10,167
Finished goods	24,328	24,807

	44,420	45,572

All inventories are stated at the lower of cost or net realisable value. Total inventories for the Group are shown net of provisions of US$18,234,000 (2006: US$7,284,000). Included in the total provision at December 31, 2007 is US$9,602,000 arising from the rationalisation of the Group’s haemostasis and infectious diseases product lines (see note 3(a)).
In 2007, raw materials, consumables and changes in finished goods and work in progress recognised as cost of sales amounted to US$76,168,000 (2006: US$59,895,000). In 2007, the write off of inventories to net realisable value amounted to US$578,000 (2006: US$466,000). The reversal of write offs in 2007 amounted to US$583,000.
Included in the total provision at December 31, 2006 is US$5,800,000 resulting from the acquisition of the haemostasis business of bioMerieux in 2006. This arose from the process of combining the acquired bioMerieux range of products with the Group’s existing product range. As part of this process it was decided to discontinue various existing products, resulting in a US$5,800,000 inventory provision at December 31, 2006. During 2007, an amount of US$280,000 was released which was part of US$5.8 million inventory write-off for the year ended December 31, 2006.
The movement on the inventory provision for the three year period to December 31, 2007 is as follows:

	December 31,	December 31,	December 31,
	2007	2006	2005
	US$’000	US$’000	US$’000

Opening provision at January 1	7,284	3,654	3,798
Charged during the year	13,856	6,280	823
Utilised during the year	(2,323)	(2,511)	(967)
Released during the year	(583)	(139)	—

Closing provision at December 31	18,234	7,284	3,654

16.	TRADE AND OTHER RECEIVABLES

	December 31, 2007	December 31, 2006
	US$’000	US$’000
Trade receivables, net of impairment losses	23,104	28,359
Prepayments	1,665	3,492
Value added tax	108	422
Finance lease receivables	388	268
Other receivables	418	135

	25,683	32,676

Trade receivables for the Group are shown net of an impairment losses provision of US$657,000 (2006: US$1,074,000) (see note 30).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
Leases as lessor
(i) Finance lease commitments — Group as lessor
The Group leases instruments as part of its business. Future minimum finance lease receivables with non-cancellable terms are as follows:

	December 31, 2007
	US$’000
			Minimum
	Gross	Unearned	payments
	investment	income	receivable
Less than one year	673	285	388
Between one and five years (note 14)	1,448	675	773

	2,121	960	1,161

	December 31, 2006
	US$’000
			Minimum
	Gross	Unearned	payments
	investment	income	receivable
Less than one year	429	161	268
Between one and five years (note 14)	887	448	439

	1,316	609	707

In 2007, the Group classified future minimum lease receivables between one and five years of US$773,000 (2006: US$439,000) to Other Assets, see note 14. Under the terms of the lease arrangements, no contingent rents are receivable.
(ii) Operating lease commitments — Group as lessor
The Group has leased a facility consisting of 9,000 square feet in Dublin, Ireland. This property has been sub-let by the Group. The lease contains a clause to enable upward revision of the rent charge on a periodic basis. The Group also leases instruments under operating leases as part of its business.
Future minimum rentals receivable under non-cancellable operating leases are as follows:

	December 31, 2007
	US$’000
	Land and
	buildings	Instruments	Total
Less than one year	232	2,198	2,430
Between one and five years	929	3,566	4,495
More than five years	871	—	871

	2,032	5,764	7,796

	December 31, 2006
	US$’000
	Land and
	buildings	Instruments	Total
Less than one year	171	948	1,119
Between one and five years	684	1,513	2,197
More than five years	812	—	812

	1,667	2,461	4,128

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
17.	FINANCIAL ASSETS

	December 31, 2007	December 31, 2006
	US$’000	US$’000
Restricted cash	—	15,500

At December 31, 2006, as part security for the Group’s banking facility (note 21), the Group had US$15,500,000 which was required to be held on interest-bearing deposit. As a result, this cash of US$15,500,000 was shown as a financial asset at December 31, 2006. This requirement to hold a certain amount of cash on interest bearing deposit was removed by the Group’s banks in March 2007.
18.	CASH AND CASH EQUIVALENTS

	December 31, 2007	December 31, 2006
	US$’000	US$’000
Cash at bank and in hand	4,193	2,579
Short-term deposits	4,507	242

Cash and cash equivalents in the statements of cash flows	8,700	2,821

Cash relates to all cash balances which are readily available at year end. Cash equivalents relate to all cash balances on deposit, with a maturity of less than three months, which are not restricted. See note 28 (c).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
19. CAPITAL AND RESERVES

	Share	Share
	capital	capital						Convertible	(Accumulated
	‘A’	‘B’						notes	deficit)/
	ordinary	ordinary	Share	Translation	Warrant	Owned	Hedging	equity	retained
	shares	shares	premium	reserve	reserve	shares	reserves	component	earnings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2005	764	12	116,665	118	3,803	(2,373)	373	164	(368)	119,158
Total recognised income and expense	—	—	—	(1,740)	—	—	(437)	—	5,280	3,103
Share-based payments	—	—	—	—	—	—	—	—	1,368	1,368
Options and warrants exercised	27	—	2,464	—	—	—	—	—	—	2,491
Class A shares issued on conversion of convertible notes	27	—	5,439	—	—	—	—	—	—	5,466
Share issue expenses	—	—	(341)	—	—	—	—	—	—	(341)
Own shares sold	—	—	—	—	—	2,373	—	—	—	2,373

Balance at December 31, 2005	818	12	124,227	(1,622)	3,803	—	(64)	164	6,280	133,618

Balance at January 1, 2006	818	12	124,227	(1,622)	3,803	—	(64)	164	6,280	133,618
Total recognised income and expense	—	—	—	1,347	—	—	64	—	3,276	4,687
Share-based payments	—	—	—	—	—	—	—	—	1,262	1,262
Options exercised	2	—	212	—	—	—	—	—	—	214
Class A shares issued on conversion of convertible notes	20	—	3,624	—	—	—	—	—	—	3,644
Class A shares issued in private placement	126	—	24,879	—	—	—	—	—	—	25,005
Share issue expenses	—	—	(1,168)	—	—	—	—	—	—	(1,168)

Balance at December 31, 2006	966	12	151,774	(275)	3,803	—	—	164	10,818	167,262

Balance at January 1, 2007	966	12	151,774	(275)	3,803	—	—	164	10,818	167,262
Total recognised income and expense	—	—	—	1,072	—	—	201	—	(35,372)	(34,099)
Share-based payments		—	—	—	—	—	—	—	1,482	1,482
Options exercised	4	—	450	—	—	—	—	—	—	454
Class A shares issued on conversion of convertible notes	9	—	1,813	—	—	—	—	—	—	1,822
Convertible notes — transfer to retained earnings on maturity	—	—	—	—	—	—	—	(164)	164	—
Share issue expenses	—	—	(76)	—	—	—	—	—	—	(76)

Balance at December 31, 2007	979	12	153,961	797	3,803	—	201	—	(22,908)	136,845

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
Share capital

	Class ‘A’ Ordinary shares	Class ‘A’ Ordinary shares
In thousands of shares	2007	2006
In issue at January 1	73,602	60,041
Issued for cash	285	11,739
Issued for non cash (note 22)	870	1,822

In issue at December 31	74,757	73,602

	Class ‘B’ Ordinary shares	Class ‘B’ Ordinary shares
In thousands of shares	2007	2006
In issue at January 1	700	700
Issued for cash	—	—

In issue at December 31	700	700

The Group had authorised share capital of 200,000,000 ‘A’ ordinary shares of US$0.0109 each (2006: 100,000,000 ‘A’ ordinary shares of US$0.0109 each) and 700,000 ‘B’ ordinary shares of US$0.0109 each (2006: 700,000 ‘B’ ordinary shares of US$0.0109 each) as at December 31, 2007.

(a)
During 2007, the Group issued 285,216 ‘A’ Ordinary shares from the exercise of warrants and employee options for a consideration of US$454,000, settled in cash. A further 870,052 shares (equivalent to US$1,821,000) were issued on a non cash basis as the Group made its final convertible debt repayment by way of shares during the year, which resulting in the release of the carrying amount of the convertible notes liability on the balance sheet (see note 22). In 2007, the Group incurred costs of US$76,000 (2006: US$1,168,000) (2005: US$317,000) in connection with the issue of shares.

(b)
In April 2006, Trinity Biotech completed a US$25,005,000 private placement of 11,593,840 of Class ‘A’ Ordinary Shares of the Group. The Group issued a further 145,156 shares from the exercise of employee options for a consideration of US$214,000. Transactions costs relating to the private placement and the exercise of employee options amounted to US$1,168,000. 1,821,980 shares (equivalent to US$3,644,000) were issued on a non cash basis as the Group made part of its convertible debt repayments by way of shares (see note 22).

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

Warrant reserve

The warrant reserve comprises the equity component of share warrants issued by the Group for the purpose of fundraising. The Group calculates the fair value of warrants at the date of issue taking the amount directly to a separate reserve within equity. The fair value is calculated using the trinomial model. The fair value which is assessed at the grant date is calculated on the basis of the contractual term of the warrants. In accordance IFRS 2, 1,258,824 warrants with a fair value of US$3,803,000 (2006: 1,258,824 warrants with a fair value of US$3,803,000) have been classified as a separate reserve. A further 58,500 warrants were issued by the Group in 2001 and consequently they do not fall within scope of IFRS 2 and hence have not been fair valued. There were no new warrants issued by the Group in 2007 or 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
The following input assumptions were made to fair value the warrants:

Fair value at date of measurement	US$3.02

Share price	US$4.78
Exercise price	US$5.25
Expected volatility	78.31%
Contractual life	5 years
Risk free rate	3.26%
Expected dividend yield	—
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

Convertible notes — equity component

Under IAS 32, the equity and liability elements of the convertible notes are recorded separately, with the equity component of the convertible notes being calculated as the excess of the issue proceeds over the present value of the future interest and principal repayments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. Transaction costs are allocated to the liability and equity components in proportion to the allocation of proceeds. On January 2, 2007, the maturity date of the convertible notes, the amount classified as equity of US$164,000 was reclassified from equity to retained earnings.

20.	SHARE OPTIONS AND SHARE WARRANTS
Warrants

The Company granted warrants to purchase 940,405 Class ‘A’ Ordinary Shares in the Company to agents of the Company who were involved in the Company’s private placements in 1994 and 1995 and the debenture issues in 1997, 1999 and 2002. A further warrant to purchase 100,000 Class ‘A’ Ordinary Shares was also granted to a consultant of the Company. At December 31, 2007 there were no warrants outstanding under these awards. In January 2004, the Company completed a private placement of 5,294,118 Class ‘A’ Ordinary Shares of the Company at a price of US$4.25 per ‘A’ Ordinary share. The investors were granted five year warrants (vesting immediately) to purchase an aggregate of 1,058,824 Class ‘A’ Ordinary Shares in the Company at an exercise price of US$5.25 per share. The Company granted further warrants (vesting immediately) to purchase 200,000 Class ‘A’ Ordinary Shares in the Company to agents of the Company who were involved in this private placement in January 2004 at an exercise price of US$5.25. These warrants also have a term of five years. At December 31, 2007 there were warrants to purchase 1,258,824 ‘A’ Ordinary shares in the Company outstanding under this award.

	December 31, 2007	December 31, 2006
Outstanding at beginning of year	1,317,324	1,317,324
Granted	—	—
Exercised	(10,000)	—
Forfeited	(48,500)	—

Outstanding at end of year	1,258,824	1,317,324

Options

Under the terms of the Company’s Employee Share Option Plan, options to purchase 7,809,295 (excluding warrants of 1,258,824) ‘A’ Ordinary Shares were outstanding at December 31, 2007. Under the plan, options are granted to officers, employees and consultants of the Group at the discretion of the Compensation Committee (designated by the board of directors), under the terms outlined below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
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

Contractual life

The term of an option will be determined by the Compensation Committee, provided that the term may not exceed seven years from the date of grant (some of the Group’s earlier plans had a ten year life). All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with the Group (or one year after such termination because of death or disability) except where a longer period is approved by the Board of Directors. Under certain circumstances involving a change in control of the Group, the Compensation Committee may accelerate the exercisability and termination of the options up to a maximum of one year.

The number and weighted average exercise price of share options and warrants per ordinary share is as follows (as required by IFRS 2, this information relates to all grants of share options and warrants by the Group):

		Weighted-
		average
	Options and	exercise price	Range
	warrants	US$	US$
Outstanding January 1, 2005	9,946,341	2.10	0.81-5.25
Granted	1,670,000	1.69	1.59-3.00
Exercised	(2,615,376)	1.00	0.81-1.75
Forfeited	(152,508)	1.99	0.98-4.00

Outstanding at end of period	8,848,457	2.35	0.81-5.25

Exercisable at end of year	4,589,342	US$2.69	0.81-5.25

Outstanding January 1, 2006	8,848,457	2.35	0.81-5.25
Granted	1,617,000	2.02	1.35-2.30
Exercised	(145,155)	1.47	0.98-1.75
Forfeited	(708,235)	2.15	0.81-5.00

Outstanding at end of period	9,612,067	US$2.32	0.98-5.25

Exercisable at end of year	5,605,469	US$2.50	0.98-5.25

Outstanding January 1, 2007	9,612,067	US$2.32	0.98-5.25
Granted	364,667	2.24	1.35-2.80
Exercised	(285,210)	1.59	0.98-2.72
Forfeited	(623,405)	2.07	0.98-4.00

Outstanding at end of period	9,068,119	US$2.36	0.98-5.25

Exercisable at end of year	6,417,223	US$2.48	0.98-5.25

The weighted average share price per ‘A’ Ordinary share at the date of exercise for options exercised in 2007 is US$2.59 (2006: US$2.19) (2005: US$2.09).

The opening share price per ‘A’ Ordinary share at the start of the financial year was US$2.14 (2006 US$2.04) (2005: US$2.93) and the closing share price at December 31, 2007 was US$1.70 (2006: US$2.14) (2005: US$2.04). The average share price for the year ended December 31, 2007 was US$2.47.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
A summary of the range of prices for the Company’s stock options and warrants for the year ended December 31, 2007 follows:

	Outstanding			Exercisable
			Weighted-			Weighted-
			avg			avg
			contractual			contractual
		Weighted	life		Weighted	life
Exercise price	No. of	avg exercise	remaining	No. of	avg exercise	remaining
range	options	price	(years)	options	price	(years)
US$0.81-US$0.99	1,218,834	US$0.98	1.44	1,218,834	US$0.98	1.44
US$1.00-US$2.05	3,033,711	US$1.60	3.32	2,005,868	US$1.55	2.48
US$2.06-US$2.99	3,250,750	US$2.37	4.66	1,660,364	US$2.49	3.90
US$3.00-US$5.25	1,564,824	US$4.89	1.37	1,532,157	US$4.92	1.32

	9,068,119			6,417,223

The weighted-average remaining contractual life of options outstanding at December 31, 2007 was 3.21 years (2006: 4.00 years). The information above also includes outstanding warrants.
A summary of the range of prices for the Company’s stock options and warrants for the year ended December 31, 2006 follows:

	Outstanding			Exercisable
			Weighted-			Weighted-
			avg			avg
			contractual			contractual
		Weighted	life		Weighted	life
Exercise price	No. of	avg exercise	remaining	No. of	avg exercise	remaining
range	options	price	(years)	options	price	(years)
US$0.81-US$0.99	1,233,834	US$0.98	2.43	1,233,834	US$0.98	2.43
US$1.00-US$2.05	3,635,210	US$1.60	4.12	1,868,542	US$1.52	2.60
US$2.06-US$2.99	3,153,366	US$2.39	5.29	1,038,772	US$2.57	4.01
US$3.00-US$5.25	1,589,657	US$4.87	2.39	1,464,321	US$5.01	2.23

	9,612,067			5,605,469

The recognition and measurement principles of IFRS 2 have been applied to share options granted under the Company’s share options plans since November 7, 2002 which have not vested by January 1, 2005 in accordance with IFRS 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
Charge for the year under IFRS 2
The charge for the year is calculated based on the fair value of the options granted which have not yet vested.

The fair value of the options is expensed over the vesting period of the option. US$1,403,000 was charged to the statement of operations in 2007, (2006: US$1,141,000) (2005: US$1,368,000) split as follows:

	December 31,	December 31,	December 31,
	2007	2006	2005
	US$’000	US$’000	US$’000
Share-based payments — cost of sales	71	89	110
Share-based payments — research and development	108	36	210
Share-based payments — selling, general and administrative	1,224	1,016	1,048

Total	1,403	1,141	1,368

The total share based payments charge for the year was US$1,482,000. However, a total of US$79,000 (2006: US$121,000) (2005: US$nil) of research and development share based payments was capitalised in intangible assets during the year.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a trinomial model. The following are the input assumptions used in determining the fair value of share options granted in 2007, 2006 and 2005:

	Key		Key		Key
	management	Other	management	Other	management	Other
	personnel	employees	personnel	employees	personnel	employees
	2007	2007	2006	2006	2005	2005
Weighted average fair value at measurement date	—	US$0.96	US$1.17	US$0.97	US$0.95	US$0.75
Total share options granted	—	364,667	860,000	757,000	650,000	1,019,000

Weighted average share price	—	US$2.28	US$2.09	US$1.95	US$1.67	US$1.69
Weighted average exercise price	—	US$2.28	US$2.09	US$1.95	US$1.67	US$1.71
Weighted average expected volatility	—	47.41%	56.11%	54.88%	60.3%	59.72%
Weighted average expected life	—	4.18 years	5.73 years	4.47 years	5.33 years	3.28 years
Weighted average risk free interest rate	—	4.35%	4.55%	4.83%	4.51%	4.01%
Expected dividend yield	—	0%	0%	0%	0%	0%
No options were granted to the key management during 2007.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
21.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings. For more information about the Group’s exposure to interest rate and foreign currency risk, see note 30.

		December 31, 2007	December 31, 2006
	Note	US$’000	US$’000
Current liabilities
Finance lease liabilities		657	256
Bank loans, secured	28 (c)
- Repayable by instalment		8,220	8,157
- Repayable not by instalment		6,944	1,969

		15,821	10,382

Non-current liabilities
Finance lease liabilities		1,648	248
Bank loans, secured	28 (c)
- Repayable by instalment		24,664	32,828

		26,312	33,076

Bank loans

Trinity Biotech has a US$48,340,000 club banking facility with Allied Irish Bank plc and Bank of Scotland (Ireland) Limited (“the banks”). The facility consists of a five year US Dollar floating interest rate term loan of US$41,340,000 and a one year revolver of US$7,000,000. The facility was amended in October 2007, increasing the revolver loan element of the facility from US$2,000,000 to US$7,000,000. The term loan is repayable in ten equal biannual instalments which commenced in January 2007. Two principal repayments of US$4,134,000 each were paid in January and July 2007. This facility is secured on the assets of the Group (see note 28 (c)).Various covenants apply to the Group’s bank borrowings. At December 31, 2007, the total amount outstanding under the facility amounted to US$39,808,000. The debt is stated net of unamortised funding costs of US$264,000

Since December, 31 2007, the Group has agreed new covenants with the banks under revised terms and conditions for the facility. In addition the Group has agreed a revised repayment schedule for the outstanding debt, which will result in an extension to the repayment period and will reduce the level of repayments in the 12 months after December 31, 2007
(see note 30).

Finance lease liabilities
Finance lease liabilities are payable as follows:

	December 31, 2007
	US$’000
	Minimum
	lease
	payments	Interest	Principal
Less than one year	779	122	657
In more than one year, but not more than two	550	89	461
In more than two years but not more than five	1,287	100	1,187

	2,616	311	2,305

	December 31, 2006
	US$’000
	Minimum
	lease
	payments	Interest	Principal
Less than one year	278	22	256
In more than one year, but not more than two	234	8	226
In more than two years but not more than five	23	1	22

	535	31	504

Under the terms of the lease arrangements, no contingent rents are payable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
Promissory notes

During 2006, the Group issued a promissory note for the payment of deferred consideration to bioMerieux as part of the acquisition of their haemostasis business. However, these notes are non-interest bearing and are included under Other Financial Liabilities at December 31, 2007 and December 31, 2006 (see note 24).

Terms and debt repayment schedule The terms and conditions of outstanding interest bearing loans and borrowings at December 31, 2007 are as follows:

		Nominal		Fair	Carrying	Fair	Carrying
		interest	Year of	Value	Value	Value	Value
Facility	Currency	rate	maturity	December 31, 2007		December 31, 2006
Fixed bank loans	USD	5.00%	2009	19	20	36	37
Floating (LIBOR) bank loans	USD	6.74%	2009 -2011	39,808	39,808	42,916	42,917
Finance lease liabilities	Euro	5.43%	2007 -2012	2,153	2,142	322	324
Finance lease liabilities	GBP	6.82%	2008 -2010	145	163	179	180

Total interest-bearing loans and borrowings				42,125	42,133	43,453	43,458

22.	CONVERTIBLE NOTES — INTEREST BEARING

	December 31, 2007	December 31, 2006
	US$’000	US$’000
Convertible notes
Due within one year	—	1,836

Total	—	1,836

At December 31, 2007 the balance outstanding on the convertible notes, resulting from the private placement of US$20,000,000 in July 2003 and a further US$5,000,000 in January 2004 was US$nil. The final principal repayment of US$1,822,000 was made by way of shares in January 2007. The final interest payment of US$14,000 was made in cash on the same date.

Under IAS 32, the equity and liability elements of the convertible notes were recorded separately, with the equity component of the convertible notes being calculated as the excess of the issue proceeds over the present value of the future interest and principal repayments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. The corresponding interest expense recognised in the statement of operations is calculated using the effective interest rate method. The effective interest rate is the normal coupon rate of 3% adjusted for the effect of transaction costs and the amount classified as equity.

	2007	2006
	US$’000	US$’000
Proceeds from issue of convertible notes	25,000	25,000
Transaction costs	(1,307)	(1,307)

Net	23,693	23,693
Converted to shares	(17,355)	(15,533)
Cash repayments	(7,288)	(7,288)
Amount classified as equity	(297)	(297)
Accreted interest capitalised	1,247	1,261

Carrying amount of liability at December 31	—	1,836

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

The amount of the convertible notes classified as equity on January 1, 2005 of US$297,000 is net of attributable transaction costs of US$16,000. Of the US$297,000, US$71,000 has been reclassified from equity to share capital and share premium following the share conversions in December 2003 and January 2004. On January 2, 2007, the maturity date of the convertible notes, the amount classified as equity of US$226,000 was stated net of the related deferred tax asset of US$62,000 and carried at US$164,000. The net balance of US$164,000 classified as equity at the date of maturity was reclassified from equity to retained earnings on maturity.

23.	TRADE AND OTHER PAYABLES

	December 31, 2007	December 31, 2006
	US$’000	US$’000
Trade payables	8,454	7,752
Payroll taxes	514	415
Employee related social insurance	520	438
Accrued restructuring expenses	2,016	—
Accrued liabilities	11,821	8,983
Deferred income	1,454	2,871

	24,779	20,459

Accrued restructuring expenses

Following the announcement of the restructuring in December 2007 (see note 3), the Group recognised an accrual of US$2,016,000 for expected restructuring costs. Of the total restructuring accrual of US$2,016,000, US$1,470,000 related to cost accrued for contract termination costs and employee termination benefits and includes US$332,000 for termination payments accrued as part of the closure of the Swedish operation. Estimated costs for termination benefits are based on agreements between management and individual employees. Estimated costs for contract terminations are based on the terms of the relevant contracts. US$116,000 relates to a building lease and other non-redundancy obligations arising from the closure of the Swedish manufacturing operation. In December 2006, the Group renewed its non-cancellable lease for a manufacturing facility in Umea, Sweden. Resulting from the planned closure of the Swedish manufacturing operation in 2008, the Group will cease to use this manufacturing facility from March 2008. The lease on the building expires in December 2008. The obligation for the future lease payments during the period in which the building will not be used was been accrued for at December 31, 2007.

24.	OTHER FINANCIAL LIABILITIES

	December 31, 2007	December 31, 2006
	US$’000	US$’000
Consideration
Due within 1 year	2,725	3,120
Due greater than 1 year	—	2,568

	2,725	5,688

Consideration

In June 2006, the Group acquired the haemostasis business of bioMerieux for a cash consideration of US$38.2 million. In addition bioMerieux was entitled to deferred consideration up to a maximum of US$6.2 million, payable in June 2007 and up to an additional US$5.3 million, payable in June 2008, depending on the performance of the business during 2006. At December 31, 2006, it was determined that the deferred consideration of US$3.2 million and US$2.8 million would be payable in July 2007 and July 2008 respectively. Deferred consideration of US$3,208,000 was paid in July 2007. In accordance with the Group’s policy these deferred consideration amounts have been discounted to reflect their fair value at the date of acquisition. At December 31, 2007, the fair value of the deferred consideration still outstanding amounted to US$2,725,000 (2006: US$5,688,000).

The Group has issued a promissory note for the payment of the deferred consideration. According to the terms of this promissory note, there are certain events of default which may cause the deferred consideration to become payable immediately. In this instance the payment may, at the election of the holder of the promissory note, be payable in shares in Trinity Biotech, at a price of 90% of the average trading price for the preceding 20 days. As at December 31, 2007 the Group was not in default of the terms of the promissory note and hence the deferred consideration has been classified according to the payment terms as outlined above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
25.	PROVISIONS

	December 31, 2007	December 31, 2006
	US$’000	US$’000

Provisions	100	100

Movement on provisions during the year is as follows:

	December 31, 2007	December 31, 2006
	US$’000	US$’000

Balance at January 1	100	199
Provisions made during the year	—	100
Provisions released during the year	—	(199)

Balance at December 31	100	100

During 2007 the Group experienced no significant product warranty claims. However, the Group believes that it is appropriate to retain a product warranty provision to cover any future claims. The provision at December 31, 2007 represents the estimated cost of product warranties, the exact amount which cannot be determined. US$100,000 represents management’s best estimates of these obligations at December 31, 2007.

26.	OTHER PAYABLES

	December 31, 2007	December 31, 2006
	US$’000	US$’000

Other payables	74	838

27.	BUSINESS COMBINATIONS
2007 Acquisitions

In September 2007, the Group acquired the immuno technology business of Cortex Biochem Inc (“Cortex”) for a total cash consideration of US$2,925,000, consisting of cash consideration of US$2,887,000 and acquisition expenses of US$38,000.

In October 2007, the Group acquired certain components relating to the distribution business of Sterilab Services UK (“Sterilab”), a distributor of Infectious Diseases products, for a total of US$1,489,000, consisting of cash consideration of US$1,480,000 and acquisition expenses of US$9,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
The results for both acquisitions in 2007 are incorporated from the date of acquisition in the consolidated statement of operations for the year ended December 31, 2007.

	Cortex	Sterilab	Total
	US$’000	US$’000	US$’000
Property, plant and equipment	—	23	23
Inventories	41	88	129
Trade and other receivables	152	—	152
Intangible assets	844	656	1,500

	1,037	767	1,804

Deferred tax liability (see note 13)	102	183	285
Trade and other payables	45	—	45

	147	183	330

Fair value of net assets	890	584	1,474
Goodwill arising on acquisition	2,035	905	2,940

	2,925	1,489	4,414

Consideration:
Cash payments	2,887	1,480	4,367
Costs associated with the acquisition	38	9	47

	2,925	1,489	4,414

Goodwill capitalised during 2007 in respect of the Cortex and Sterilab acquisitions amounted to US$2,940,000 and comprised:

		Fair value
	Book values	adjustments	Fair value	Consideration	Goodwill
	US$’000	US$’000	US$’000	US$’000	US$’000
Cortex
Trade and other receivables	152	—	152
Inventories	218	(177)	41
Intangible assets	—	844	844

	370	667	1,037

Deferred tax liability	—	102	102
Trade and other payables	45	—	45

	325	565	890	2,925	2,035

Sterilab
Property, plant and equipment	23	—	23
Inventories	99	(11)	88
Intangible assets	—	656	656

	122	645	767

Deferred tax liability	—	183	183
Trade and other payables	—	—	—

	122	462	584	1,489	905

Impact of the acquisition on the statement of operations and cashflow

Due to their size, the impact of the acquisition of Cortex and Sterilab does not have a significant impact on the statement of operations and cashflow in 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
The following represents the increases to goodwill which took place in 2007.

US$’000
Goodwill recognised with respect to 2007 acquisitions
- Cortex	2,035
- Sterilab	905
Goodwill recognised with respect to 2006 acquisitions
- bioMerieux	42

Total goodwill movement in 2007	2,982

2006 Acquisitions

In June 2006, Trinity Biotech acquired the haemostasis business of bioMerieux Inc. (“bioMerieux”) for a total consideration of US$44.4 million, consisting of cash consideration of US$38.2 million, deferred consideration of US$5.5 million (net of discounting) and acquisition expenses of US$0.7 million. At December 31, 2006, Trinity Biotech had accrued US$5,688,000 for the deferred consideration to be paid in June 2007 and June 2008 (see note 24). Deferred consideration of US$3,208,000 (US$3,120,000 net of discounting) was paid to bioMerieux in June 2008. At December 31, 2007, the Group has accrued deferred consideration US$2,725,000 to be paid in June 2008. A further US$5.5 million of consideration was contingent on the performance of the product line during 2006. However, the Group had determined that this contingent element is not payable as certain milestones concerning the performance of the business line were not met during 2006.

In October, 2006, Trinity Biotech acquired the French distribution business of Laboratoires Nephrotek SARL (“Nephrotek”) for a total consideration of US$1,175,000, consisting of cash consideration of US$1,060,000 and acquisition expenses of US$115,000.

The results of these acquisitions for 2006 are incorporated from the date of acquisition in the consolidated statement of operations for the year ended December 31, 2006. The fair value of the identifiable assets and liabilities were as follows:

	bioMerieux	Nephrotek	Total
	US$’000	US$’000	US$’000
Property, plant and equipment	2,354	64	2,418
Inventories	12,529	345	12,874
Intangible assets	11,150	235	11,385

	26,033	644	26,677

Deferred tax liability (see note 13)	1,293	77	1,370
Trade and other payables	1,319	69	1,388

	2,612	146	2,758

Fair value of net assets	23,421	498	23,919
Goodwill arising on acquisition	21,002	677	21,679

	44,423	1,175	45,598

Consideration:
Cash payments	38,157	821	38,978
Deferred consideration	5,511	239	5,750
Costs associated with the acquisition	755	115	870

	44,423	1,175	45,598

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
Goodwill capitalised during 2006 in respect of the acquired haemostasis business from bioMerieux and the acquired distribution business from Nephrotek amounted to US$21,679,000 and comprises:

		Fair value
	Book values	adjustments	Fair value	Consideration	Goodwill
	US$’000	US$’000	US$’000	US$’000	US$’000
bioMerieux
Property, plant and equipment	2,659	(305)	2,354
Inventories (including prepayments)	12,848	(319)	12,529
Intangible assets	—	11,150	11,150

	15,507	10,526	26,033

Deferred tax liability	—	1,293	1,293
Trade and other payables	1,219	100	1,319

	14,288	9,133	23,421	44,423	21,002

Nephrotek
Property, plant and equipment	96	(32)	64
Inventories	394	(49)	345
Intangible assets	—	235	235

	490	154	644

Deferred tax liability	—	77	77
Trade and other payables	40	29	69

	450	48	498	1,175	677

During the period, following the acquisition, fair value adjustments were made to recognise intangible assets acquired in 2006. The inventory acquired under the acquisition of the haemostasis business of bioMerieux was provided to Trinity Biotech on a phased basis over the 12 month period after the acquisition date. Consequently, at December 31, 2006, the fair valuation of inventory had been assessed on a provisional basis and the fair value exercise was completed in 2007. The final fair valuation of inventory resulted in a write down during 2007 of inventory acquired of US$42,000. The fair value of all other assets and liabilities was complete at December 31, 2006.

	Provisional	Adjustments	Adjustments	Final
	fair value	to net assets	to costs	fair value
	2006	2007	2007	2007
	US$’000	US$’000	US$’000	US$’000
bioMerieux
Intangible assets	11,150	—	—	11,150
Working capital	14,883	(42)	—	14,841

	26,033	(42)	—	25,991

Deferred tax liability	1,293	—	—	1,293
Trade and other payables	1,319	—	—	1,319

	23,421	(42)	—	23,379

Consideration and costs	44,423	—	—	42,423

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
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

The results of these acquisitions for 2005 are incorporated from the date of acquisition in the consolidated statement of income for the year ended December 31, 2005. The fair value of the identifiable assets and liabilities were as follows:

	Primus	RDI	Total
	US$’000	US$’000	US$’000
Property, plant and equipment	2,395	—	2,395
Trade and other receivables	1,848	—	1,848
Inventories	1,304	113	1,417
Intangible assets	4,615	1,790	6,405

	10,162	1,903	12,065

Deferred tax liability (see note 12)	1,825	216	2,041
Trade and other payables	1,649	—	1,649

	3,474	216	3,690

Fair value of net assets	6,688	1,687	8,375
Goodwill arising on acquisition	7,688	2,618	10,306

	14,376	4,305	18,681

Consideration:
Cash payments	8,587	4,200	12,787
Less cash transferred with subsidiary	(127)	—	(127)
Deferred consideration	3,000	—	3,000
Other consideration (see note 23)	2,705	—	2,705
Costs associated with the acquisition	211	105	316

	14,376	4,305	18,681

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
Goodwill capitalised during 2005 in respect of acquired businesses amounted to US$10,306,000 and comprises:

		Fair value
	Book values	adjustments	Fair value	Consideration	Goodwill
	US$’000	US$’000	US$’000	US$’000	US$’000
Primus
Property, plant and equipment	2,371	24	2,395
Trade and other receivables	1,848	—	1,848
Inventories	1,858	(554)	1,304
Intangible assets	330	4,285	4,615

	6,407	3,755	10,162

Deferred tax liability	—	1,825	1,825
Trade and other payables	1,566	(33)	1,533
Creditors greater than one year	116	—	116

	4,725	1,963	6,688	14,376	7,688

RDI
Property, plant and equipment	10	(10)	—
Inventories	146	(33)	113
Intangible assets	—	1,790	1,790

	156	1,747	1,903

Deferred tax liability	—	216	216

	156	1,531	1,687	4,305	2,618

28.	COMMITMENTS AND CONTINGENCIES
(a)	Capital Commitments

The Group has no capital commitments authorised and contracted for as at December 31, 2007 (2006: US$1,731,000). The capital commitments authorised and contracted for at December 31, 2006 related to additional plant and equipment required for the Group’s premises in Bray, Ireland as part of the integration of the bioMerieux acquisition. All plant and equipment required as part of the integration of the bioMerieux acquisition was acquired during 2007.

(b)	Leasing Commitments

The Group leases a number of premises under operating leases. The leases typically run for periods up to 25 years. Lease payments are reviewed periodically (typically on a 5 year basis) to reflect market rentals. Operating lease commitments payable during the next 12 months amount to US$4,943,000 (2006: US$3,650,000) payable on leases of buildings at Dublin and Bray, Ireland, Berkshire, UK, Paris, France, Umea, Sweden, Jamestown, New York, Kansas City, Missouri, New Jersey, Concord, Massachusetts and Carlsbad, California and motor vehicles and equipment in Sweden, UK and Germany. US$170,000 (2006: US$475,000) of these operating lease commitments relates to leases whose remaining term will expire within one year, US$1,084,000 (2006: US$194,000) relates to leases whose remaining term expires between one and two years, US$574,000 (2006: US$937,000) between two and five years and the balance of US$3,115,000 (2006: US$2,044,000) relates to leases which expire after more than five years. See note 29 for related party leasing arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
Future minimum operating lease commitments with non-cancellable terms in excess of one year are as follows:

Year ended
2007
Operating leases
US$’000

2008	4,943
2009	4,370
2010	3,680
2011	3,298
2012	3,138
Later years	43,122

Total lease obligations	62,551

Year ended
2006
Operating leases
US$’000

2007	3,650
2008	3,859
2009	3,342
2010	2,797
2011	2,556
Later years	32,062

Total lease obligations	48,266

For future minimum finance lease commitments, in respect of which the lessor has a charge over the related assets, see note 21.

(c)	Bank Security

The Group’s bank borrowings (note 21) are secured by a fixed and floating charge over the assets of Group entities, including specific charges over the shares in the subsidiaries and the Group’s patents. Various covenants apply to the Group’s bank borrowings with respect to profitability, interest cover, capital expenditure, working capital and location of assets. As at December 31, 2007 the Group was in breach of a number of these covenants which had been waived by the banks. The covenants which were breached concerned the level of earnings before taxation, depreciation and amortisation for the year end December 31, 2007 (see note 30).

At December 31, 2006, the Group was required to maintain US$15,500,000 on deposit with its lending banks. Resulting from the restrictions on this cash, US$15,500,000 was shown as a financial asset at December 31, 2006. See note 17. During 2007, the Group’s banks agreed to remove this restriction and at December 31, 2007, the amounts shown as a financial asset is nil at December 31, 2007 (see note 18).

(d)	Section 17 Guarantees

Pursuant to the provisions of Section 17, Irish Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, Trinity Biotech Manufacturing Services Limited, Trinity Research Limited, Benen Trading Limited, Trinity Biotech Financial Services Limited and Trinity Biotech Sales Limited, subsidiary undertakings in the Republic of Ireland, for the financial year to December 31, 2007 and, as a result, these subsidiary undertakings have been exempted from the filing provisions of Section 17, Irish Companies (Amendment) Act, 1986. Where the Company enters into these guarantees of the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the company will be required to make a payment under the guarantee. The Company does not enter into financial guarantee with third parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
(e)	Government Grant Contingencies

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at December 31, 2007. However if the income were to become repayable, the maximum amounts repayable as at December 31, 2007 would amount to US$644,000 (2006: US$581,000).

29.	RELATED PARTY TRANSACTIONS
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

In July 2000, Trinity Biotech entered into an agreement with JRJ pursuant to which the Group took a lease of a 25,000 square foot premises adjacent to the existing facility for a term of 20 years at a rent of €7.62 per square foot for an annual rent of €190,000 (US$260,000). During 2006, the rent on this property was reviewed and increased to €11.00 per square foot, resulting in an annual rent of €275,000 (US$377,000).

In November 2002, the Group entered into an agreement for a 25 year lease with JRJ for offices that have been constructed adjacent to its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$522,000) is payable from January 1, 2004.

In December 2007, the Group entered into an agreement with Mr. O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a rate of €17.94 per square foot (including fit out) giving a total annual rent of €787,000 (US$1,158,000).

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises.

Compensation of key management personnel of the Group

At December 31, 2007, the key management personnel of the Group is made up of five key personnel, the four executive directors and the Chief Financial Officer/Company Secretary. On November 1, 2007, Mr Kevin Tansley became an executive officer on his appointment to Chief Financial Officer and Company Secretary.

In 2006, the key management personnel of the Group was made up of the four executive directors in that year.
Compensation for the year ended December 31, 2007 of these personnel is detailed below:

	December 31, 2007	December 31, 2006
	US$’000	US$’000
Short-term employee benefits	2,293	2,113
Post-employment benefits	149	119
Equity compensation benefits	853	665

	3,295	2,897

Total director emoluments included in note 6 includes non executive directors’ fees of US$130,000 (2006: US$100,000) and equity compensation benefits of US$67,000 (2006: US$67,000) and excludes the compensation costs of the Chief Financial Officer of US$55,000. Total directors’ remuneration is also included in “personnel expenses” (note 7).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
Directors’ and executive officers interests in the Company’s shares and share option plan

	‘A’ Ordinary Shares	Share options
At January 1, 2007	5,881,205	4,812,083
Exercised	—	—
Granted	—	—
Additions *	—	165,000
Shares sold	—	—
Shares purchased	—	—

At December 31, 2007	5,881,205	4,977,083

*	Includes 75,000 options granted to Mr. Kevin Tansley prior to his appointment as Chief Financial Officer and Company Secretary on 1 November 2007.

	‘A’ Ordinary Shares	Share options
At January 1, 2006	5,881,205	4,211,666
Exercised	—	—
Granted	—	860,000
Shares sold	—	(259,583)
Shares purchased	—	—

At December 31, 2006	5,881,205	4,812,083

Rayville Limited, an Irish registered company, which is wholly owned by the four executive directors and certain other executives of the Group, owns all of the ‘B’ non-voting Ordinary Shares in Trinity Research Limited, one of the Group’s subsidiaries. The ‘B’ shares do not entitle the holders thereof to receive any assets of the company on a winding up. All of the ‘A’ voting ordinary shares in Trinity Research Limited are held by the Group. Trinity Research Limited may, from time to time, declare dividends to Rayville Limited and Rayville Limited may declare dividends to its shareholders out of those amounts. Any such dividends paid by Trinity Research Limited are ordinarily treated as a compensation expense by the Group in the consolidated financial statements prepared in accordance with IFRS, notwithstanding their legal form of dividends to minority interests, as this best represents the substance of the transactions.

In December 2006, the Remuneration Committee of the Board approved the payment of a dividend of US$5,331,000 by Trinity Research Limited to Rayville Limited on the ‘B’ shares held by it. This amount was then lent back by Rayville to Trinity Research Limited. This loan was partially used to fund executive compensation in 2007 and will fund future executive compensation over the next number of years under the arrangement described above, with the amount of such funding being reflected in compensation expense over the corresponding period. As the dividend payment is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2007 and 2006 consolidated financial statements.

The amount of payments to Rayville included in compensation expense was US$1,410,000, US$1,911,000 and US$2,061,000 for 2005, 2006 and 2007 respectively, of which US$1,333,000, US$1,779,000 and US$1,867,000 respectively related to the key management personnel of the Group. There were no dividends payable to Rayville Limited as of December 31, 2005, 2006 or 2007. Of the US$2,061,000 of payments made to Rayville Limited in 2007, US$955,000 represented repayments of the loan to Trinity Research Limited referred to above.

30.	DERIVATIVES AND FINANCIAL INSTRUMENTS

The Group uses a range of financial instruments (including cash, bank borrowings, convertible notes, promissory notes, finance leases, receivables, payables and derivatives) to fund its operations. These instruments are used to manage the liquidity of the Group in a cost effective, low-risk manner. Working capital management is a key additional element in the effective management of overall liquidity. The Group does not trade in financial instruments or derivatives. The main risks arising from the utilisation of these financial instruments are interest rate risk, liquidity risk and credit risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
Effective interest rate and repricing analysis

The following table sets out all interest-earning financial assets and interest bearing financial liabilities held by the Group at December 31, indicating their effective interest rates and the period in which they re-price:

As at December 31,
2007		Effective	Total	6 mths or less	6-12 mths	1-2 years	2-5 years
US$’000	Note	interest rate	US$’000	US$’000	US$’000	US$’000	US$’000
Cash and cash equivalents	18	4.54%	8,700	8,700	—	—	—
Secured bank loans — floating	21	6.99%	(39,808)	(39,808)	—	—	—
Secured bank loans — fixed	21	5%	(20)	—	—	(20)	—
Finance lease liabilities — fixed	21	6.32%	(2,305)	(6)	(39)	(221)	(2,039)

Total			(33,433)	(31,114)	(39)	(241)	(2,039)

As at December 31,
2006		Effective	Total	6 mths or less	6-12 mths	1-2 years	2-5 years
US$’000	Note	interest rate	US$’000	US$’000	US$’000	US$’000	US$’000
Cash and cash equivalents	18	5.22%	2,821	2,821	—	—	—
Financial asset — restricted cash	17	5.22%	15,500	15,500	—	—	—
Secured bank loans — floating	21	6.87%	(42,917)	(42,917)	—	—	—
Secured bank loans — fixed	21	5%	(37)	—	—	—	(37)
Convertible notes - fixed	22	6.23%	(1,836)	(1,836)	—	—	—
Finance lease liabilities — fixed	21	5.91%	(504)	(5)	—	(104)	(395)

Total			(26,973)	(26,437)	—	(104)	(432)

The effective interest rate for the convertible notes is the normal coupon rate of 3% adjusted for the effect of transaction costs and the equity portion of the convertible notes. The effective interest rate on all other loans and borrowings is the same as the actual interest rates.

Interest rate risk

The Group borrows in US dollars at floating and fixed rates of interest. Year-end borrowings totalled US$42,133,000 (2006: US$45,294,000), (net of cash and restricted cash: US$33,433,000 (2006: US$26,973,000)), at interest rates ranging from 5% to 6.99% (2006: 3.0% to 6.87%).

The total year-end borrowings consists of fixed rate debt of US$2,325,000 (2006: US$2,377,000) at interest rates ranging from 5% to 6.32% (2006: 3% to 5%) and floating rate debt of US$39,808,000 (US$42,917,000) at interest rates ranging from 6.49% to 6.99% (2006: 6.62% to 6.87%). In broad terms, a one-percentage point increase in interest rates would increase interest income by US$87,000 (2006: US$183,000) and increase the interest expense by US$401,000 (2006: US$433,000) resulting in an increase in the net interest charge of US$314,000 (2006: increase by US$246,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
Interest rate profile of financial liabilities

The interest rate profile of financial liabilities of the Group was as follows:

	December 31, 2007	December 31, 2006
	US$ ’000	US$ ’000
Fixed rate instruments
Fixed rate financial liabilities	(2,325)	(2,377)

Variable rate instruments
Financial assets	8,700	18,321
Floating rate financial liabilities	(39,808)	(42,917)

	(33,433)	(26,973)

Fixed rate instrument comprise fixed rate borrowings and finance lease obligations. The weighted average interest rate and weighted average period for which the rate is fixed is as follows:

	December 31, 2007	December 31, 2006
Fixed rate financial liabilities
Weighted average interest rate	6.09%	3.55%
Weighted average period for which rate is fixed	4.44 years	0.46 years
Financial assets comprise of cash and cash equivalents at December 31, 2007 and cash and cash equivalents and restricted cash at December 31, 2006. (see notes 17 and 18).

Floating rate financial liabilities comprise other borrowings that bear interest at rates of between 6.49% and 6.99%. These borrowings are provided by lenders at margins ranging from 1.25% to 1.75% over inter-bank rates.

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial liabilities at fair value through the statement of operations. Therefore a change in interest rates at December 31, 2007 would not affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates at the reporting date would have no effect on profit or loss for the period. This assumes that all other variables, in particular foreign currency rates, remain constant.

Fair Values

The table below sets out the Group’s classification of each class of financial assets and liabilities and their fair values:

			Cash flow	Liabilities at	Total
		Loans and	hedge	amortised	carrying	Fair
	Note	receivables	derivatives	cost	amount	Value
December 31, 2007

Trade receivables	16	23,104	—	—	23,104	23,104
Cash and cash equivalents	18	8,700	—	—	8,700	8,700
Finance lease receivable	13, 16	1,161	—	—	1,161	1,161
Forward contracts used for hedging		—	224	—	224	224
Grant income receivable		285	—	—	285	285
Secured bank loans	21	—	—	(39,828)	(39,828)	(39,827)
Finance lease liabilities	21	—	—	(2,305)	(2,305)	(2,298)
Trade and other payables (excluding deferred revenue)		—	—	(23,327)	(23,327)	(23,327)
Other financial liabilities	24	—	—	(2,725)	(2,725)	(2,725)
Other payables	26	—	—	(74)	(74)	(74)
Provisions	25	—	—	(100)	(100)	(100)

		33,250	224	(68,359)	(34,885)	(34,877)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

			Cash flow	Liabilities at	Total
		Loans and	hedge	amortised	carrying	Fair
	Note	receivables	derivatives	cost	amount	Value
December 31, 2006

Trade receivables	16	28,359	—	—	28,359	28,359
Financial assets — restricted cash	17	15,500	—	—	15,500	15,500
Cash and cash equivalents	18	2,821	—		2,821	2,821
Finance lease income receivable	13, 16	707	—	—	707	707
Grant income receivable		105	—	—	105	105
Secured bank loans	21	—	—	(42,954)	(42,954)	(42,953)
Convertible notes	22	—	(1,836)	—	(1,836)	(1,836)
Finance lease liabilities	21		—	(504)	(504)	(501)
Trade and other payables (excluding deferred revenue)	23	—	—	(17,588)	(17,588)	(17,588)
Other financial liabilities	24	—	—	(5,688)	(5,688)	(5,688)
Other payables	26	—	—	(838)	(838)	(838)
Provisions	25	—	—	(100)	(100)	(100)

		47,492	(1,836)	(67,672)	(22,016)	(22,012)

Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, where applicable, based on observable market rates plus a premium which reflects the risk profile of the Group at the reporting date, were as follows:

	December 31, 2007	December 31, 2006
Loans and borrowings	6.74% - 6.99%	6.63% - 6.87%
Leases	5.84% - 7.20%	5.67% - 6.00%

There was no significant difference between the fair value and carrying value of the Group’s trade receivables and trade and other payables at December 31, 2007 and December, 31 2006 as all fell due within 6 months.

Liquidity risk

The Group’s operations are cash generating. Short-term flexibility is achieved through the management of the group’s short-term deposits and through the use of a US$7,000,000 revolver loan facility.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	Carrying	Contractual	6 mths or	6 mths -
As at December 31, 2007	amount	cash flows	less	12 mths	1-2 years	2-5 years
US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial liabilities
Secured bank loans — floating	39,808	44,309	12,537	4,942	9,484	17,346
Secured bank loans — fixed	20	21	9	9	3	—
Finance lease liabilities — fixed	2,305	2,616	408	371	550	1,287
Trade & other payables	24,779	24,779	24,779	—	—	—

	66,912	71,725	37,733	5,322	10,037	18,633

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

Trinity Biotech has a US$48,340,000 club banking facility with AIB plc and Bank of Scotland (Ireland) Limited (“the banks”). The facility consists of a five year term loan of US$41,340,000 and a one year revolver of US$7,000,000. At December 31, 2007, the total amount outstanding under the facility amounted to US$39,808,000. Various covenants apply to these borrowings. In the event that the Group breaches these covenants, this may result in the borrowings becoming payable immediately. As at December 31, 2007, the Group was in breach of a number of these covenants which had been waived by the banks. The covenants which were breached concerned the level of earnings before taxation, depreciation and amortisation for the year end December 31, 2007 and the level of the Group’s net debt and net assets excluding intangible assets at December 31, 2007. Following these breaches the Group has agreed new covenants with the banks under revised terms and conditions for the facility. These covenants have been calculated based on the expected future results and cash flows of the Group. In addition to agreeing to revised covenants, since December 31, 2007 the Group has agreed a revised repayment schedule for the outstanding debt, which will result in an extension to the repayment period of 12 months and will reduce the level of repayments in the 12 months after December 31, 2007 by US$3,062,000. In addition, the margin applied to this facility has been increased to 2.25% above LIBOR.

	Carrying	Contractual	6 mths or	6 mths -
As at December 31, 2006	amount	cash flows	less	12 mths	1-2 years	2-5 years
US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial liabilities
Secured bank loans — floating	42,917	46,306	6,554	4,417	8,834	26,501
Secured bank loans — fixed	37	39	9	9	18	3
Finance lease liabilities — fixed	504	535	141	137	234	23
Convertible notes	1,836	1,836	1,836	—	—	—
Trade & other payables	20,459	20,459	20,459	—	—	—

	65,753	69,175	28,999	4,563	9,086	26,527

Foreign exchange risk

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the euro. Arising from this, where considered necessary, the Group pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these euro forecasted transactions. All of the forward contracts normally have maturities of less than one year after the balance sheet date. The forward contract in place at December 31, 2007 has a maturity of less than one year after the balance sheet date. Where necessary, the forward contracts are rolled over at maturity. There were no forward contracts in place at December 31, 2006.

With an increasing level of euro denominated sales, the Group anticipates that, over the next three years, a higher proportion of its non-US Dollar expenses will be matched by non-US Dollar revenues. The Group had foreign currency denominated cash balances equivalent to US$1,659,000 at December 31, 2007 (2006: US$952,000).

The Group states its forward exchange contracts at fair value in the balance sheet. The Group classifies its forward exchange contracts as hedging forecasted transactions and thus accounts for them as cash flow hedges. During 2007 and 2006, changes in the fair value of these contracts were recognized in equity and then in the case of contracts which were exercised during 2007 and 2006, the cumulative gain or losses were transferred to the statement of operations.

At December 31, 2007 the fair value of the forward exchange contract in place amounted to an asset of US$224,000. There were no forward exchange contracts in place at December 31, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
The following are the contractual maturities of the forward contract used for hedging in place at December 31, 2007, which crystallizes in December 2008:

	Carrying	Contractual cash	6 mths or	6 mths - 12
As at December 31, 2007	amount	flows	less	mths
US$’000	US$’000	US$’000	US$’000	US$’000
Forward contract used for hedging:
Outflow	—	(8,250)	(5,250)	(3,000)
Inflow	224	8,253	5,248	3,005

	224	3	(2)	5

Sensitivity analysis

A 10% strengthening of the US dollar against the following currencies at December 31, 2007 would have increased/ (decreased) profit or loss and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

		Other equity
	Profit or loss	movements
	US$’000	US$’000
December 31, 2007
Euro	1,991	(20)
Pound Sterling	(580)	—
Swedish Kroner	9	—

December 31, 2006
Euro	1,836	(6)
Pound Sterling	(413)	—
Swedish Kroner	8	—

A 10% weakening of the US dollar against the above currencies at December 31, 2007 and December 31, 2006 would have the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

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

With respect to credit risk arising from the other financial assets of the Group, which comprise cash and cash equivalents and forward contracts, the Group’s exposure to credit risk arises from default of the counter-party, with a maximum exposure equal to the carrying amount of these instruments.

The Group maintains cash and cash equivalents and enters forward contract, when necessary, with various financial institutions. These financial institutions are located in a number of countries and Group policy is designed to limit exposure to any one institution. The Group performs periodic evaluations of the relative credit standing of those financial institutions. The carrying amount reported in the balance sheet for cash and cash equivalents (including restricted cash for the year ended December 31, 2006) and forward contracts approximate their fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk is as follows:

	Carrying Value	Carrying Value
	December 31, 2007	December 31, 2006
	US$’000	US$’000
Third party trade receivables	23,104	28,359
Finance lease income receivable	1,161	707
Financial asset — restricted cash	—	15,500
Cash & cash equivalents	8,700	2,821
Grant income receivable	285	105
Forward exchange contracts used for hedging	224	—

	33,474	47,492

The maximum exposure to credit risk for trade receivables and finance lease income receivable by geographic location is as follows:

	Carrying Value	Carrying Value
	December 31, 2007	December 31, 2006
	US$’000	US$’000
United States	11,137	12,436
Euro-zone countries	3,969	5,002
UK	1,749	2,428
Other European countries	583	458
Other regions	6,827	8,742

	24,265	29,066

The maximum exposure to credit risk for trade receivables and finance lease income receivable by type of customer is as follows:

	Carrying Value	Carrying Value
	December 31, 2007	December 31, 2006
	US$’000	US$’000
End-user customers	11,974	13,638
Distributors	11,723	13,765
Non-governmental organisations	568	1,663

	24,265	29,066

Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

Impairment Losses

The ageing of trade receivables at December 31, 2007 is as follows:

	Gross	Impairment	Gross	Impairment
In thousands of US$	2007	2007	2006	2006
Not past due	14,288	151	17,458	29
Past due 0-30 days	5,208	65	5,051	13
Past due 31-120 days	3,365	35	3,600	345
Greater than 120 days	900	406	3,324	687

	23,761	657	29,433	1,074

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

In thousands of US$	2007	2006	2005
Balance at January 1	1,074	587	462
Charged to costs and expenses	578	896	279
Amounts recovered during the year	(190)	(100)	(36)
Amounts written off during the year	(805)	(309)	(118)

Balance at December 31	657	1,074	587

The allowance for impairment in respect of trade receivables are used to record impairment losses unless the Group is satisfied that no recovery of the account owing is possible. At this point the amount is considered irrecoverable and is written off against the financial asset directly.

Capital Management

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors earnings per share as a measure of performance, which the Group defines as profit after tax divided by the weighted average number of shares in issue.

The Board of Directors have a policy to maintain a capital structure consisting of both debt and equity and constantly monitors the mix of long term debt to equity. This approach is of particular importance with respect to the acquisition strategy of the Group whereby the Group has funded recent acquisitions using both equity and long term debt depending on the size of the acquisition and the capital structure in place at the time of the acquisition.

The Group has a long term lending facility with a number of lending banks (see note 21) and Trinity Biotech is listed on the NASDAQ which allows the Group to raise funds through equity financing where necessary.

The Board of Directors is authorised to purchase its own shares on the market on the following conditions;
•
the aggregate the aggregate nominal value of the Shares authorised to be acquired shall not exceed 10% of the aggregate nominal value of the issued share capital of the Company at the close of business on the date of the passing of the resolution:

•	the minimum price (exclusive of taxes and expenses) which may be paid for a Share shall be the nominal value of that Share:

•
the maximum price (exclusive of taxes and expenses) which may be paid for a Share shall not be more than the average of the closing bid price on NASDAQ in respect of the ten business days immediately preceding the day on which the Share is purchased.

There were no changes to the Group’s approach to capital management during the year.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.
31.	ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of these financial statements requires the Group to make estimates and judgements that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, the Group evaluates these estimates, including those related to intangible assets, contingencies and litigation. The estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Key sources of estimation uncertainty

Note 12 contains information about the assumptions and the risk factors relating to goodwill impairment. Note 20 outlines information regarding the valuation of share options and warrants. In note 30, detailed analysis is given about the interest rate risk, credit risk, liquidity risk and foreign exchange risk of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007
Accounting for income taxes

Significant judgement is required in determining our worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and cost reimbursement arrangements among related entities, the process of identifying items of revenue and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. In addition, we operate within multiple taxing jurisdictions and are subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and profit in the period in which such determination is made. In management’s opinion, adequate provisions for income taxes have been made.

Deferred tax assets and liabilities are determined for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities, using tax rates projected to be in effect for the year in which the differences are expected to reverse. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing whether deferred tax assets can be recognised, there is no assurance that these deferred tax assets may be realisable. The extent to which recognised deferred tax assets are not realisable could have a material adverse impact on our income tax provision and net income in the period in which such determination is made.

Item 18, note 13 to the consolidated financial statements outlines the basis for the deferred tax assets and liabilities and includes details of the unrecognized deferred tax assets at year end. The Group derecognized deferred tax assets arising on unused tax losses except to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilised before they expire. The derecognition of these deferred tax assets was considered appropriate in light of the increased tax losses caused by the restructuring and uncertainty over the timing of the utilisation of the tax losses. Except for the derecognition of deferred tax assets there were no material changes in estimates used to calculate the income tax expense provision during 2007, 2006 or 2005.

32.	GROUP UNDERTAKINGS

The consolidated financial statements include the financial statements of Trinity Biotech plc and the following principal subsidiary undertakings:

		Principal Country of
		incorporation and
Name and registered office	Principal activity	operation	Group % holding
Trinity Biotech plc	Investment and holding	Ireland	Holding company
IDA Business Park, Bray,	company
Co. Wicklow, Ireland

Trinity Biotech Manufacturing	Manufacture and sale of	Ireland	100%
Limited	diagnostic test kits
IDA Business Park, Bray, Wicklow, Ireland

Trinity Research Limited	Research and development	Ireland	100%
IDA Business Park, Bray, Co. Wicklow, Ireland

Benen Trading Limited	Trading	Ireland	100%
IDA Business Park, Bray, Co. Wicklow, Ireland

Trinity Biotech Manufacturing	Engineering services	Ireland	100%
Services Limited IDA Business Park, Bray, Co. Wicklow, Ireland

		Principal Country of
		incorporation and
Name and registered office	Principal activity	operation	Group % holding

Trinity Biotech Financial	Provision of financial	Ireland	100%
Services Limited	services
IDA Business Park, Bray, Co Wicklow, Ireland

Trinity Biotech Inc	Holding Company	U.S.A.	100%
Girts Road, Jamestown,
NY 14702, USA

Clark Laboratories Inc	Manufacture and sale of	U.S.A.	100%
Trading as Trinity Biotech (USA)	diagnostic test kits
Girts Road, Jamestown NY14702, USA

Mardx Diagnostics Inc	Manufacture and sale of	U.S.A.	100%
5919 Farnsworth Court	diagnostic test kits
Carlsbad CA 92008, USA

Fitzgerald Industries	Management services company	U.S.A.	100%
International, Inc 2711 Centerville Road, Suite 400 Wilmington, New Castle Delaware, 19808, USA

Biopool US Inc (trading as	Sale of diagnostic test kits	U.S.A.	100%
Trinity Biotech Distribution) Girts Road, Jamestown NY14702, USA

Primus Corporation	Manufacture and sale of	U.S.A.	100%
4231 E 75th Terrace	diagnostic test kits and
Kansas City,	instrumentation
MO 64132, USA

Trinity Biotech (UK Sales) Limited	Sale of diagnostic test kits	UK	100%
54 Queens Road Reading RG1 4A2, England

Trinity Biotech GmbH	Manufacture of diagnostic	Germany	100%
Lehbrinksweg 59,	instrumentation and
32657 Lemgo, Germany	sale of diagnostic test kits

Biopool AB	Manufacture and	Sweden	100%
S-903 47 Umea	sale of diagnostic test kits
Sweden

Trinity Biotech France SARL	Sale of diagnostic test kits	France	100%
300A Rue Marcel Paul 21 Des Grands Godets 93 500 Champigny sur marne France

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

TRINITY BIOTECH PLC
By:	BRENDAN FARRELL
Mr Brendan Farrell
Director/ Chief Executive Officer

Date: April 2, 2008

By:	KEVIN TANSLEY
Mr Kevin Tansley
Company secretary/ Chief Financial Officer

Date: April 2, 2008

Item 19 Exhibits

Exhibit No.	Description of Exhibit

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm (KPMG)