Form 20-F
period 2008-12-31
TRINITY BIOTECH PLC
filed 2009-04-07
CIK 888721

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
Kevin Tansley
Chief Financial Officer
Tel: +353 1276 9800
Fax: +353 1276 9888
IDA Business Park, Bray, Co. Wicklow, Ireland
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
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
82,017,581 Class ‘A’ Ordinary Shares and 700,000 Class ‘B’ Shares
(as of December 31, 2008)
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
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑
This Annual Report on Form 20-F is incorporated by reference into our Registration Statements on Form F-3 File No. 333-113091, 333-112568, 333-116537, 333-103033, 333-107363 and 333-114099 and our Registration Statements on Form S-8 File No. 33-76384, 333-220, 333-5532, 333-7762 and 333-124384.

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
Item 3 Selected Consolidated Financial Data
The following selected consolidated financial data of Trinity Biotech as at December 31, 2008 and 2007 and for each of the years ended December 31, 2008, 2007 and 2006 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto set forth in Item 18 of this annual report. The selected consolidated financial data as at December 31, 2006, 2005 and 2004 and for the years ended December 31, 2005 and December 31,2004 are derived from the audited consolidated financial statements not appearing in this Annual Report. This data should be read in conjunction with the financial statements, related notes and other financial information included elsewhere herein.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

	Year ended December, 31
	2008	2007	2006	2005	2004
	Total	Total	Total	Total	Total
	US$’000	US$’000	US$’000	US$’000	US$’000

Revenues	140,139	143,617	118,674	98,560	80,008

Cost of sales	(77,645)	(75,643)	(62,090)	(51,378)	(40,047)
Cost of sales — restructuring expenses	—	(953)	—	—	—
Cost of sales — inventory write off / provision	—	(11,772)	(5,800)	—	—

Total cost of sales	(77,645)	(88,368)	(67,890)	(51,378)	(40,047)

Gross profit	62,494	55,249	50,784	47,182	39,961

Other operating income	1,173	413	275	161	302

Research and development expenses	(7,544)	(6,802)	(6,696)	(6,070)	(4,744)
Research and development — restructuring expenses	—	(6,907)	—	—	—

Total research and development expenses	(7,544)	(13,709)	(6,696)	(6,070)	(4,744)

Selling, general and administrative expenses	(47,816)	(51,010)	(42,422)	(34,651)	(29,332)
Selling, general and administrative — impairment charges and restructuring expenses	(87,882)	(20,315)	—	—	—

Total selling, general and administrative expenses	(135,698)	(71,325)	(42,422)	(34,651)	(29,332)

Operating (loss)/ profit	(79,575)	(29,372)	1,941	6,622	6,187

Financial income	65	457	1,164	389	302
Financial expenses	(2,160)	(3,148)	(2,653)	(1,058)	(824)

Net financing costs	(2,095)	(2,691)	(1,489)	(669)	522

(Loss)/ profit before tax	(81,670)	(32,063)	452	5,953	5,665

Income tax (expense)/ credit	3,892	(3,309)	2,824	(673)	49

(Loss)/ profit for the year (all attributable to equity holders)	(77,778)	(35,372)	3,276	5,280	5,714

Basic (loss)/ earnings per ‘A’ ordinary share (US Dollars)	(0.96)	(0.47)	0.05	0.09	0.10
Basic (loss)/ earnings per ‘B’ ordinary share (US Dollars)	(1.91)	(0.94)	0.10	0.18	0.20
Diluted (loss)/ earnings per ‘A’ ordinary share (US Dollars)	(0.96)	(0.47)	0.05	0.09	0.09
Diluted (loss)/ earnings per ‘B’ ordinary share (US Dollars)	(1.91)	(0.94)	0.10	0.18	0.18
Basic (loss)/ earnings per ADS (US Dollars)	(3.82)	(1.86)	0.19	0.36	0.41
Diluted (loss)/ earnings per ADS (US Dollars)	(3.82)	(1.86)	0.19	0.35	0.37
Weighted average number of shares used in computing basic EPS	81,394,075	76,036,579	70,693,753	58,890,084	55,132,024
Weighted average number of shares used in computing diluted EPS	81,394,075	76,036,579	72,125,740	67,032,382	65,527,802

Consolidated Balance Sheet Data

	December	December	December	December 31,	December 31,
	31,2008	31,2007	31,2006	2005	2004
	US$’000	US$’000	US$’000	US$’000	US$’000
Net current assets (current assets less current liabilities)	39,494	36,298	60,996	44,964	53,448
Non current liabilities	(27,897)	(35,623)	(45,928)	(19,083)	(16,636)
Total assets	129,509	215,979	249,131	184,602	156,040
Capital stock	1,070	991	978	830	776
Shareholders’ equity	65,905	136,845	167,262	133,618	118,894
No dividends were declared in any of the periods from December 31, 2004 to December 31, 2008.
Risk Factors
Before you invest in our shares, you should be aware that there are various risks, which are described below. You should consider carefully these risks together with all of the other information included in this annual report before you decide to purchase our shares.
Trinity Biotech’s operating results may be subject to fluctuations.
•
Trinity Biotech’s operating results may fluctuate as a result of many factors related to its business, including the competitive conditions in the industry, major reorganisations of the Group’s activities, loss of significant customers, delays in the development of new products and currency fluctuations, as described in more detail below, and general factors such as the size and timing of orders, the prevalence of various diseases and general economic conditions. In the event of lower operating profits, this could have a negative impact on cash generated from operations and also negatively impact shareholder value.

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

We have invested in research and development (“R&D”) but there can be no guarantees that our R&D programmes will not be rendered technologically obsolete or financially non-viable by the technological advances of our competitors, which would also adversely affect our existing product lines and inventory. The main competitors of Trinity Biotech (and their principal products with which Trinity Biotech competes) include Siemens (Sysmex® CA, D-Dimer plus, Enzygnost®), Zeus Scientific Inc. (Zeus EIA, IFA), Diasorin Inc. (ETI™), Abbott Diagnostics (AxSYM™, IMx™), Diagnostic Products Corp. — DPC (Immulite™), Bio-Rad (ELISA, WB & A1c), Roche Diagnostics (COBAS AMPLICOR™, Ampliscreen™, Accutrend™) and OraSure Technologies, Inc (OraQuick ®).
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

•
Trinity Biotech currently owns 15 US patents with remaining patent lives varying from less than one year to 14 years. In addition to these US patents, Trinity Biotech owns a total of 7 additional non-US patents with expiration dates varying between the years 2009 and 2023.

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
•
Trinity Biotech’s success is dependent on certain key management personnel. Our key employees at December 31, 2008 were Ronan O’Caoimh, our CEO and Chairman, Rory Nealon, our COO and Kevin Tansley, our CFO and Secretary. Competition for qualified employees among biotechnology companies is intense, and the loss of such personnel or the inability to attract and retain the additional highly skilled employees required for the expansion of our activities, could adversely affect our business. In the USA, the UK, France and Germany we have been able to attract and retain qualified personnel. In Ireland, we have experienced some difficulties in attracting and retaining staff due to competition from other employers in our industry.

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
•
Trinity Biotech may be subject to claims for personal injuries or other damages resulting from its products or services. Trinity Biotech has global product liability insurance in place for its manufacturing subsidiaries up to a maximum of €6,500,000 (US$9,555,000) for any one accident, limited to a maximum of €6,500,000 (US$9,555,000) in any one year period of insurance. A deductible of US$25,000 is applicable to each insurance event that may arise. There can be no assurance that our product liability insurance is sufficient to protect us against liability that could have a material adverse effect on our business.

Currency fluctuations may adversely affect our earnings and assets.
•
Trinity Biotech records its transactions in US Dollars, euro and Swedish Kroner and prepares its financial statements in US Dollars. A substantial portion of our expenses are denominated in euro. However, Trinity Biotech’s revenues are primarily denominated in US Dollars. As a result, the Group is affected by fluctuations in currency exchange rates, especially the exchange rate between the US dollar and the euro, which may adversely affect our earnings and assets. The percentage of 2008 consolidated revenue denominated in US Dollars was approximately 66%. Of the remaining 34% revenue, 26% relates to revenue denominated in Euro and 8% relates to sterling, yen and Swedish Kroner denominated revenues. Thus, a 10% decrease in the value of the euro would have approximately a 3% adverse impact on consolidated revenues.

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
•
The warrants issued in 2004 and 2008 and the total share options exercisable at December 2008, as described in Item 18, note 19 to the consolidated financial statements, are convertible into American Depository Shares (ADSs), 1 ADS representing 4 Class “A” Ordinary Shares. The exercise of the share options exercisable and of the warrants will likely occur only when the conversion price is below the trading price of our ADSs and will dilute the ownership interests of existing shareholders. For instance, should the options and warrant holders of the 8,670,013 ‘A’ Ordinary shares (2,167,503 ADSs) exercisable at December 31, 2008 be exercised, Trinity Biotech would have to issue 8,670,013 additional ‘A’ ordinary shares (2,167,503 ADSs). On the basis of 82,017,581 ‘A’ ordinary shares outstanding at December 31, 2008, this would effectively dilute the ownership interest of the existing shareholders by approximately 10%.

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

Item 4 Information on the Company
History and Development of the Company
Trinity Biotech (“the Group”) develops, acquires, manufactures and markets medical diagnostic products for the clinical laboratory and point-of-care (“POC”) segments of the diagnostic market. These products are used to detect autoimmune, infectious and sexually transmitted diseases, diabetes and disorders of the blood, liver and intestine. The Group is also a significant provider of raw materials to the life sciences industry. The Group sells worldwide in over 80 countries through its own sales force and a network of international distributors and strategic partners.
Trinity Biotech was incorporated as a public limited company (“plc”) registered in Ireland in 1992. The Company commenced operations in 1992 and, in October 1992, completed an initial public offering of its securities in the US. The principal offices of the Group are located at IDA Business Park, Bray, Co Wicklow, Ireland. The Group has expanded its product base through internal development and acquisitions.
The Group, which has its headquarters in, Bray Ireland, employs in excess of 700 people worldwide and markets its portfolio of over 500 products to customers in 80 countries around the world. Trinity Biotech markets its products in the US and the rest of the world through a combination of direct selling and a network of national and international distributors. The Group has established direct sales forces in the US, Germany, France and the UK. Trinity Biotech has manufacturing facilities in Bray, Ireland and Lemgo, Germany, in Europe and in Jamestown, New York, Carlsbad, California and Kansas City, Missouri in the USA.
The following represents the acquisitions made by Trinity Biotech in recent years.
Acquisition of Haemostasis business of bioMerieux Inc
In June 2006, Trinity Biotech acquired the haemostasis business of bioMerieux Inc. (“bioMerieux”) for a total consideration of US$44.4 million, consisting of cash consideration of US$38.2 million, deferred consideration of US$5.5 million (net of discounting) and acquisition expenses of US$0.7 million. At December 31, 2006, Trinity Biotech had accrued US$5,688,000 for the deferred consideration to be paid in June 2007 and June 2008 (see Item 18, note 26 to the consolidated financial statements). Deferred consideration of US$3,208,000 was paid to bioMerieux in June 2007. At December 31, 2007, the Group had accrued deferred consideration US$2,725,000 (net of discounting) and the Group paid this deferred consideration in June 2008.
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

Principal Markets
The primary market for Trinity Biotech’s tests remains the US. During fiscal year 2008, the Group sold 50% (US$69.9 million) (2007: 48% or US$68.4 million) (2006: 51% or US$60.7 million) of product in the US. Sales to non-US (principally European and Asian/ African) countries represented 50% (US$70.2 million) for fiscal year 2008 (2007: 52% or US$75.2 million) (2006: 49% or US$57.9 million).
For a more comprehensive segmental analysis please refer to Item 5, “Results of Operations” and Item 18, note 2 to the consolidated financial statements.
Principal Products
Trinity Biotech develops, acquires, manufactures and markets a wide range of clinical in-vitro diagnostic products. The complete portfolio is divided into 2 product lines which are sold under the following established brand names:

Clinical Laboratory
	Infectious	Clinical
Haemostasis	Diseases	Chemistry	Point of Care
Trini™	Bartels®	Primus™	UniGold™
Biopool®	CAPTIA™	EZ™	Capillus™
Amax™	MarDx®		Recombigen®
Destiny™	MicroTrak™
MarBlot®
These products are sold through our direct sales organisations in USA, UK, France and Germany and through our network of over 80 principal distributor partners in the rest of the world.
Clinical Laboratory
Trinity Biotech supplies the clinical laboratory segment of the market with a range of diagnostic tests and instrumentation which detect infectious diseases, sexually transmitted diseases, blood coagulation and autoimmune disorders. We also sell raw materials to the life sciences industry. Within the clinical laboratory product line, there are three product portfolios, namely haemostasis, infectious diseases and clinical chemistry.
Haemostasis
The haemostasis product line comprises test kits and instrumentation used in the detection of blood coagulation and clotting disorders. The market for blood clotting and bleeding tests continues to grow due to an aging population and improvement in healthcare systems. Trinity Biotech’s instrumentation and assays for haemostasis are recognized as being among the highest quality available. The comprehensive product offering is marketed globally to hospitals, clinical laboratories, commercial reference laboratories and research institutions.
During 2008 we commenced the rationalization of the three existing haemostasis brands of Amax, Biopool and Destiny under a single brand name called “Trini”. At the end of 2008 we launched the Destiny MAX instrument, which is specifically designed to service the high throughput segment of the market. This market segment is valued at approximately $500million per year. Prior to the launch of the Destiny MAX, this segment was not served by the existing Trinity Biotech instrument product range
Infectious Diseases
The infectious diseases product line is the most diverse within Trinity Biotech. The products are used to perform tests on patient samples and the results generated are reported to physicians to guide diagnosis for a broad range of infectious diseases. This product line has grown to include diagnostic kits for autoimmune diseases (e.g. lupus, celiac and rheumatoid arthritis), hormonal imbalances, sexually transmitted diseases (syphilis, chlamydia and herpes), intestinal infections, lung/bronchial infections, cardiovascular and a wide range of other diseases.
The vast majority of the infectious diseases product line is FDA cleared for sale in the USA and CE marked for sale in Europe. Products are sold in over 80 countries, with the focus on North America, Europe and Asia.

The main drivers of expansion and opportunity for the product line have been:
1.	The increased Trinity Biotech instrumentation offering/portfolio through collaboration with Adaltis and Dynex and implementation of a system sell (i.e. combining instruments and reagents) strategy;

2.	Focus on key accounts in affiliate markets;

3.	Expansion of product portfolio to meet market demands; and

4.	Increase in our geographical spread with new partnerships in major markets in Asia-Pacific.
Clinical Chemistry
The Trinity Biotech speciality clinical chemistry business includes reagent products such as ACE, Bile Acids, Lactate, Oxalate and Glucose 6 phosphate dehydrogenase (G6PDH) that are clearly differentiated in the marketplace. These products are suitable for both manual and automated testing and have proven performance in the diagnosis of many disease states from liver and kidney disease to G6PDH deficiency which is an indicator of haemolytic anaemia.
In 2005, Trinity Biotech acquired Primus Corporation, a leader in the field of in-vitro diagnostic testing for haemoglobin A1c used in the monitoring of diabetes. Primus manufactures a range of instrumentation using patented HPLC (high pressure liquid chromatography) technology. These products are the most accurate and precise methods available for detection and monitoring the patient status and overall diabetic control. The Primus product range also includes HPLC equipment specifically designed to detect haemoglobin variants which is important for screening populations for genetic abnormalities that can lead to conditions such as sickle cell anaemia. Primus sells the products to physicians’ offices and reference laboratories directly in the USA and via a distribution network in other countries. In addition, the group developed the GeneSys system for assay and detection of Haemoglobin variants in neo-natal screening and the system was FDA cleared and launched in the US in May 2008. Since the launch of the GeneSys system in the US, three state laboratory services had adopted the method for their state-wide screening programs for all neonates. Primus, as part of its research and development, continues to focus on developing a sub one minute assay for A1c determination.
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
In November 2007, Trinity Biotech received FDA clearance on the TRIstat™ point-of-care system, which will be used in physician laboratories, diabetes clinics and health centres for the rapid determination of Haemoglobin A1c. The TRIstat system is undergoing the completion of CLIA (Clinical Laboratory Improvement Act) clinical trials for the definition of ease of use and these are expected to be completed in mid 2009.
Sales and Marketing
Trinity Biotech sells its product through its own direct sales-force in four countries: the United States, Germany, France and the United Kingdom. In the United States there are approximately 93 sales and marketing professionals responsible for the sale of the Trinity Biotech range of haemostasis reagents and instrumentation, clinical chemistry, point of care and infectious disease products. The Group also has sales forces of 23 in Germany, 11 in France and 16 in the UK. In addition to our direct sales operations, Trinity Biotech also operates in approximately 80 countries, through over 300 independent distributors and strategic partners.

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
Competition
The diagnostic industry is very competitive. There are many companies, both public and private, engaged in the sale of medical diagnostic products and diagnostics-related research and development, including a number of well-known pharmaceutical and chemical companies. Competition is based primarily on product reliability, customer service and price. The Group’s competition includes several large companies such as, but not limited to, Roche, Abbott, Johnson & Johnson, Siemens (from the combined acquisitions of Bayer Diagnostics, Dade-Behring and DPC), Beckman Coulter, Bio-Rad and Thermo Fisher.
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
In 2002, Trinity Biotech obtained the Unipath and Carter Wallace lateral flow licences under agreement with Inverness Medical Innovations (“IMI”). In 2006, Trinity Biotech renewed its license agreement with Inverness Medical Innovations covering IMI’s most up to date broad portfolio of lateral flow patents, and expanded the field of use to include over the counter (“OTC”) for HIV products, thus ensuring Trinity Biotech’s freedom to operate in the lateral flow market with its UniGold technology.
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
The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors. As 50% of Trinity Biotech’s 2008 revenues were generated in the US and the US represents approximately 43% of the worldwide diagnostics market, an overview of FDA regulation has been included below.
FDA Regulation
Our products are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug, and Cosmetic Act. The FDA’s regulations govern, among other things, the following activities: product development, testing, labeling, storage, pre-market clearance or approval, advertising and promotion and sales and distribution.
Access to US Market. Each medical device that Trinity Biotech may wish to commercially distribute in the US will require either pre-market notification (more commonly known as 510(k)) clearance or pre-market application (“PMA”) approval prior to commercial distribution. Devices intended for use in blood bank environments fall under even more stringent review and require a Blood Licence Application (“BLA”). Some low risk devices are exempted from these requirements. The FDA has introduced fees for the review of 510(k) and PMA applications. The fee for a PMA or BLA in 2008 is in the region of US$200,000.
510(k) Clearance Pathway. To obtain 510(k) clearance, Trinity Biotech must submit a pre-market notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a “predicate device” — either a previously cleared class I or II device or a class III preamendment device, for which the FDA has not called for PMA applications. The FDA’s 510(k) clearance pathway usually takes from 3 to 9 months, but it can take longer. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could even require a PMA approval.
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
Although the FDA is not bound by the advisory panel decision, the panel’s recommendation is important to the FDA’s overall decision making process. The PMA approval pathway is more costly, lengthy and uncertain than the 510(k) clearance process. It generally takes from one to three years or even longer. After approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process. As noted above, the FDA has recently implemented substantial fees for the submission and review of PMA applications.
BLA approval pathway. BLA approval is required for some products intended for use in a blood bank environment, where the blood screened using these products may be administered to an individual following processing. This approval pathway involves even more stringent review of the product.
Clinical Studies. A clinical study is required to support a PMA application and is required for a 510(k) pre-market notification. Such studies generally require submission of an application for an Investigational Device Exemption (“IDE”) showing that it is safe to test the device in humans and that the testing protocol is scientifically sound.

Post-market Regulation
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
For a more comprehensive schedule of the subsidiary undertakings of the Group please refer to Item 18, note 31 to the consolidated financial statements.
Property, Plant and Equipment
Trinity Biotech has five manufacturing sites worldwide, three in the US (Jamestown, NY, Kansas City, MO and Carlsbad, CA), one in Bray, Co. Wicklow, Ireland and one in Lemgo, Germany. The US and Irish facilities are each FDA and ISO registered facilities. As part of its ongoing commitment to quality, Trinity Biotech was granted the latest ISO 9001: 2000 and ISO 13485: 2003 certification. This certificate was granted by the Underwriters Laboratory, an internationally recognised notified body. It serves as external verification that Trinity Biotech has an established an effective quality system in accordance with an internationally recognised standard. By having an established quality system there is a presumption that Trinity Biotech will consistently manufacture products in a controlled manner. To achieve this certification Trinity Biotech performed an extensive review of the existing quality system and implemented any additional regulatory requirements.
Trinity Biotech’s Irish manufacturing and research and development facilities consisting of approximately 45,000 square feet are located at IDA Business Park, Bray, Co. Wicklow. This facility is ISO 9001 approved and was purchased in December 1997. The facilities include offices, research and development laboratories, production laboratories, cold storage and drying rooms and warehouse space. Trinity Biotech spent US$4.2 million buying and fitting out the facility. In December 1999, the Group sold the facility for net proceeds of US$5.2 million and leased it back from the purchaser for 20 years. The current annual rent, which is reviewed every five years, is set at €479,000 (US$704,000).
Trinity Biotech has entered into a number of related party transactions with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of the Company, and directly with Mr O’Caoimh and Dr Walsh, to provide current and potential future needs for the Group’s manufacturing and research and development facilities, located at IDA Business Park, Bray, Co. Wicklow, Ireland. In July 2000, Trinity Biotech entered into a 20 year lease with JRJ for a 25,000 square foot warehouse adjacent to the existing facility at a current annual rent of €275,000 (US$404,000). In November 2002, Trinity Biotech entered into an agreement for a 25 year lease with JRJ, for 16,700 square feet of offices at an annual rent of €381,000 (US$560,000), payable from 2004. In December 2007, the Group entered into an agreement with Mr O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a rate of €17.94 per square foot (including fit out) giving a total annual rent of €787,000 (US$1,157,000). See Item 7 — Major Shareholders and Related Party Transactions).
Trinity Biotech USA operates from a 24,000 square foot FDA and ISO 9001 approved facility in Jamestown, New York. The facility was purchased by Trinity Biotech USA in 1994. Additional warehousing space is also leased in upstate New York at an annual rental charge of US$128,000.
MarDx operates from two facilities in Carlsbad, California. The first facility comprises 21,500 square feet and is the subject of a five year lease, renewed in 2006, at an annual rental cost of US$259,000. The second adjacent facility comprises 14,500 square feet and is the subject of a five year lease, renewed in 2006, at an annual rental cost of US$174,000.
Trinity Biotech closed its facility located in Umea, Sweden during 2008 and thus the lease was not renewed at this facility during the year.
Trinity Biotech GmbH owns an ISO 9001 approved manufacturing and office facility of 78,000 square feet in Lemgo, Germany.

Trinity Biotech also has sales and marketing functions which operate from additional premises in the UK and France. Trinity Biotech leases two units in Berkshire, UK, at an annual rent of £91,000 (US$169,000). In 2006, Trinity Biotech entered into a lease for a 5,750 square foot premises in Paris, France, at an annual rent of €46,000 (US$68,000).
Additional office space is leased by the Group in Ireland, Kansas City, Missouri, Concord, Massachusetts and Berkeley Heights, New Jersey at an annual cost of US$170,000, US$100,000, US$109,000 and US$274,000, respectively.
Capital expenditures and divestitures
Trinity Biotech has no divestitures or significant capital expenditures in progress.
Item 5 Operating and Financial Review and Prospects
Operating Results
Trinity Biotech’s consolidated financial statements include the attributable results of Trinity Biotech plc and all its subsidiary undertakings collectively. This discussion covers the years ended December 31, 2008, December 31, 2007 and December 31, 2006, and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.
Trinity Biotech has availed of the exemption under SEC rules to prepare consolidated financial statements without a reconciliation to U.S. generally accepted accounting principles (“US GAAP”) as at and for the three year period ended December 31, 2008 as Trinity Biotech is a foreign private issuer and the financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”).
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
The comparability of our financial results for the years ended December 31, 2008, 2007, 2006 and 2005 have been impacted by acquisitions made by the Group in three of the four years. There were no acquisitions made in 2008. In 2007, the Group acquired the immuno-technology assets of Cortex and certain components of the distribution business of Sterilab. In 2006, the Group acquired the Haemostasis business of bioMerieux and a direct selling entity in France. In 2005, Group acquired Primus Corporation and Research Diagnostics Inc (“RDI”).

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
At December 31, 2008 the carrying value of capitalised development costs was US$5,338,000 (2007: US$19,150,000) (see Item 18, note 12 to the consolidated financial statements). The decrease in 2008 was attributable to an impairment loss of US$21,480,000 which arose from the Group’s annual impairment review (see Item 18, note 3 to the consolidated financial statements). This decrease was partially offset by development costs of US$8,426,000 being capitalised in 2008.
In December 2007, as part of an overall restructuring announced, the Group announced its intention to focus on a smaller number of R&D projects, with a particular focus on projects which will make the greatest contribution to the strategic growth and development of the Group. As part of the Group restructuring it was decided to terminate or suspend a number of projects. As a result, US$5,134,000 of development costs were written off for the year ended December 31, 2007.

Impairment of intangible assets and goodwill
Definite lived intangible assets are reviewed for indicators of impairment annually while goodwill and indefinite lived assets are tested for impairment annually, individually or at the cash generating unit level. Factors considered important, as part of an impairment review, include the following:
•	Significant underperformance relative to expected, historical or projected future operating results;
•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
•	Obsolescence of products;
•	Significant decline in our stock price for a sustained period; and
•	Our market capitalisation relative to net book value.
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
The recoverable amount of goodwill and intangible assets contained in each of the Group’s CGU’s is determined based on the greater of the fair value less cost to sell and value in use calculations. The Group operates in one business segment and accordingly the key assumptions are similar for all CGU’s. The value in use calculations use cash flow projections based on the 2009 budget and projections for a further four years using a projected revenue growth rate of 3% and a cost growth rate of 3%. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate are used in the value in use calculations. The cashflows and terminal values for the CGU’s are discounted using pre-tax discount rates which range from 8% to 41%.
Asset impairment charges totalling $85,793,000 have been recognised in the statement of operations in the year ended December 31, 2008. In accordance with IAS 36 the Group carries out an annual impairment review of the asset valuations. The Group carries out its impairment review on 31 December each year. In determining whether a potential asset impairment exists, the Group considered a range of internal and external factors. One such factor was the relationship between the Group’s market valuation and the book value of its net assets.
Trinity Biotech’s market capitalization in the recent equity market conditions was significantly below the book value of its net assets. In such circumstances given the accounting standard requirements, the Group decided to recognize at December 31, 2008 a non-cash impairment charge of US$81.3 million after tax. The impairment was recorded against goodwill and other intangible assets, property, plant and equipment and prepayments.
In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, there would be the following impact on the level of the goodwill impairment loss recorded at December 31, 2008:
•	An increase in impairment of US$5.3 million in the event of a 10% decrease in the growth in revenues.

•	A decrease in impairment of US$5.0 million in the event of a 10% increase in the growth in revenues.
Similarly if there was a 10% variation in the discount rate used to calculate the potential goodwill impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be the following impact on the level of the goodwill impairment loss recorded at December 31, 2008:
•	An increase in impairment of US$4.8 million in the event of a 10% increase in the discount rate.

•	A decrease in impairment of US$4.7 million in the event of a 10% decrease in the discount rate

Allowance for slow-moving and obsolete inventory
We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write off any inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2006, 2007 or 2008 which would have an impact on the carrying values of inventory during those periods, except as discussed below.
At December 31, 2008 our allowance for slow moving and obsolete inventory was US$16,461,000 which represents approximately 28.0% of gross inventory value. This compares with US$18,234,000, or approximately 29.1% of gross inventory value, at December 31, 2007 (see Item 18, note 15 to the consolidated financial statements) and US$7,284,000, or approximately 13.8% of gross inventory value, at December 31, 2006. There has been no significant change in the estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory between 2007 and 2008. In the case of finished inventory the size of this provision has been calculated based on the expected future sales of products which are being rationalised. In the case of raw materials and work in progress the size of the provision has been based on expected future production of these products. Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. The change in the estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory in 2007 compared to 2006 was principally due a US$11,772,000 provision recorded in 2007 arising from the rationalisation of the Group’s haemostasis and infectious diseases product lines announced as part of the Group’s restructuring of its business in December 2007 (See Item 18, note 3 to the consolidated financial statements). In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$1,176,000 at December 31, 2008 (2007: US$1,253,000) (2006: US$1,057,000) would result.
Allowance for impairment of receivables
We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected. Given the specific manner in which the allowance is calculated, there were no material changes in estimates made during 2008 or 2007 which would have an impact on the carrying values of receivables in these periods. At December 31, 2008, the allowance was US$619,000 which represents approximately 0.4% of Group revenues. This compares with US$657,000 at December 31, 2007 which represents approximately 0.5% of Group revenues (see Item 18, note 16 to the consolidated financial statements) and to US$1,074,000 at December 31, 2006, which represents approximately 0.9% of Group revenues. In the event that this estimate was to increase or decrease by 0.4% of Group revenues, which would represent a reasonably likely range of outcomes, then a change in the allowance of US$561,000 at December 31, 2008 (2007: US$574,000) (2006: US$475,000) would result.
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

Item 18, note 13 to the consolidated financial statements outlines the basis for the deferred tax assets and liabilities and includes details of the unrecognized deferred tax assets at year end. The Group does not recognize deferred tax assets arising on unused tax losses except to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilised before they expire.
Impact of Recently Issued Accounting Pronouncements
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”). The IFRS applied are those effective for accounting periods beginning on or after 1 January 2008. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. During 2007, the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) issued additional standards, interpretations and amendments to existing standards which are effective for periods starting after the date of these financial statements. A list of these additional standards, interpretations and amendments, and the potential impact on the financial statements of the Group, is outlined in Item 18, note 1(z).
Results of Operations
Year ended December 31, 2008 compared to the year ended December 31, 2007
The following compares our results in the year ended December 31, 2008 to those of the year ended December 31, 2007 under IFRS. Our analysis is divided as follows:
1.	Overview

2.	Revenues

3.	Operating Expenses

4.	Loss for the year
1. Overview
In 2008, Trinity Biotech recognised an impairment charge of US$85.8 million in the statement of operations relating to the carrying value of goodwill and other intangible assets, property, plant and equipment and prepayments. This non-cash impairment charge, which was triggered by a comparison of our market capitalisation versus the book value of our net assets as required under IFRS accounting standards, contributed to the company recording a loss for the year of US$77.8 million.
Additionally in December 2008, we recognised restructuring expenses of US$2.1 million. This is made up of US$1.5 million in relation to the resignation of the Company’s former Chief Executive and US$0.6 million in relation to costs associated with the implementation of headcount reductions as part of a cost cutting programme announced in December 2008.
Before the impact of these impairment and restructuring charges the Company would have recorded a profit before tax of US$6.2 million.

The following table sets forth a breakdown of impairment charges and restructuring expenses incurred in the current financial year:

	Year ended December 31, 2008
	Impairment	Restructuring	Total
	US$’000	US$’000	US$’000
Selling, general & administration expenses
Impairment of property, plant and equipment (Item 18, note 11)	13,095	—	13,095
Impairment of goodwill and other intangible assets (Item 18, note 12)	71,684	—	71,684
Impairment of prepayments (Item 18, note 16)	1,014	—	1,014

Employee termination payments	—	589	589
Director’s compensation for loss of office and share option expense	—	1,465	1,465
Other restructuring expenses	—	35	35

Total impairment loss and restructuring expenses before tax	85,793	2,089	87,882

Income tax impact of impairment loss and restructuring expenses (Item 18, note 9)	(4,536)	(215)	(4,751)

Total impairment loss and restructuring expenses after tax	81,257	1,874	83,131

For the year ended December 31, 2007, the impact of restructuring expenses and a goodwill impairment was a charge to the statement of operations after tax of US$38.4 million.
Group revenues decreased by US$3.5 million in 2008, representing a decline of 2%. This was mainly attributable to lower Point of Care revenues. During 2008 revenues from HIV products grew in the USA but this was more than offset by lower revenue for HIV tests in Africa. The latter was due to particularly strong sales in 2007 with the result that the return to more normal sales levels resulted in a decline in overall Point of Care revenues.
The gross margin for the year ended December 31, 2008 was approximately 45%. In 2007, excluding the impact of US$12.7 million restructuring expenses and write-offs, the gross margin would have been 47%. The lower gross margin in 2008 reflects the impact of lower sales of Uni-Gold™ HIV products, as these products typically command higher margins. Gross margins were also adversely impacted by the weaker US dollar during 2008 compared to 2007.
The operating loss was US$79.6 million for the year ended December 31, 2008 which compares to an operating loss of US$29.4 million for the year ended December 31, 2007. Excluding the impact of impairment charges and restructuring expenses in both 2007 and 2008, the operating profit would be $8.3 million in 2008, compared to US$10.6 million in 2007, a decline of 22%. This decline is mainly attributable to the significant decrease in revenue from higher margin HIV tests in Africa and the adverse change in the euro to US dollar exchange rate. The Group succeeded in significantly offsetting these negative effects by implementing cost reduction measures and by driving revenue growth in its other product lines, principally infectious disease and clinical chemistry.
The loss for the year ended December 31, 2008 was US$77.8 million which compares to a loss for the year ended December 31, 2007 of US$35.4 million. Excluding the after tax impact of the restructuring expenses and goodwill impairment, the profit for 2007 would have been US$3.0 million. Similarly, if the after tax impact of the restructuring expenses and impairment charges is excluded from the 2008 results, the profit for the year would be US$5.3 million. Despite a loss before tax being recorded for the year in ended December 31, 2007, we recorded a tax charge of US$3.3 million due to the derecognition of deferred tax assets of US$3.8 million in relation to unused tax losses.
In December 2008, the Group’s new haemostasis analyzer, Destiny Max, was launched in markets outside the USA. Destiny Max represents the largest development project ever undertaken by the Group. Its launch represents a major success for the Group. Notwithstanding that the launch came close to the end of the year, the Group was proud to announce it had achieved the first sales of instruments in Japan, Italy and Ireland in 2008. The submission to the FDA for approval of Destiny Max was filed in December 2008. The Group expects to launch Destiny Max in the USA towards the end of quarter 2, 2009.

2. Revenues
The Group’s revenues consist of the sale of diagnostic kits and related instrumentation and the sale of raw materials to the life sciences industry. Revenues from the sale of the above products are generally recognised on the basis of shipment to customers. The Group ships its products on a variety of freight terms, including ex-works, CIF (carriage including freight) and FOB (free on board), depending on the specific terms agreed with customers. In cases where the Group ships on terms other than ex-works, the Group does not recognise the revenue until its obligations have been fulfilled in accordance with the shipping terms.
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
Revenues by Product Line
Trinity Biotech’s revenues for the year ended December 31, 2008 were US$140,139,000 compared to revenues of US$143,617,000 for the year ended December 31, 2007, which represents a decrease of US$3,478,000 or 2.4%. The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2008	2007
	US$’000	US$’000	% Change

Revenues
Clinical Laboratory	121,143	119,113	2%
Point of Care	18,996	24,504	(23%)

Total	140,139	143,617	(2%)

Clinical Laboratory
In 2008 Clinical Laboratory revenues increased by US$2,030,000 which equates to a growth rate of 2%. The growth was driven by strong demand for infectious disease tests and clinical chemistry tests, which increased by 8% and 9% respectively. These increases were largely offset by a 5% decline in sales of haemostasis products.
Sales of infectious diseases products have increased by US$3,401,000. The 8% increase in 2008 is principally due to higher sales of Lyme kits in the US market, a full year’s trading for the Cortex Biochem and Sterilab Services businesses which were acquired in September and October 2007 respectively, and lastly an increase in sales of antibodies by our Fitzgerald business. The Fitzgerald revenues were weakened in 2007 by a poor flu season in that year and 2008 saw a recovery to a more typical level.
Clinical chemistry revenues grew by 9% or US$1,567,000 mainly due to increased sales of diabetes tests in US, Europe and Asia. The demand for in vitro diagnostic tests for haemoglobin A1c and haemoglobin variants continues to grow as diabetes becomes more prevalent.
The decrease in haemostasis revenues of US$2,938,000 was mainly caused by a decrease in customers in the installed base of MDA instruments in the US and UK and, to a lesser extent, a reduction in the Amax instrument base in Germany. The MDA and Amax 400 instruments are large scale instruments in the late stage of their life cycles. The newly developed Destiny Max instrument, which was launched in all markets except US in December 2008, is the natural replacement for the MDA and Amax 400 instruments. Its introduction to our product range will help to curtail customer losses in that end of the market. Increased haemostasis revenues through our distributor network in Western Europe and Latin America partially offset the effect of the lower revenue in US, UK and Germany.

Point of Care
Our principal Point of Care products are Unigold™ and Capillus™ and they test for the presence of HIV antibodies. 2007 was an exceptionally strong year for sales of HIV tests in Africa. Revenues from HIV sales in Africa reverted to more normal levels in 2008 and were 16% higher than in 2006, a more comparable year. Meanwhile in the important US market, Point of Care revenue continues to show strong growth with an increase this year of 18% compared to 2007.
Revenues by Geographical Region
The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2008	2007
	US$’000	US$’000	% Change

Revenues
Americas	69,915	68,481	2%
Europe	43,481	43,631	0%
Asia/Africa	26,743	31,505	(15%)

Total	140,139	143,617	(2%)

The 2% increase in the Americas amounting to US$1,434,000 is primarily attributable to the growth in the sales of the Unigold rapid HIV test, higher sales of infectious disease tests mainly Lyme’s disease and higher revenues relating to diabetes tests. These increases were largely offset by a reduction in haemostasis revenue arising from an erosion of the MDA customer base.
European revenues were consistent with the previous year. A decrease in revenue in the German market was offset by increased sales to distributors in other European markets mainly relating to haemostasis products.
A US$4,762,000 decrease in Asia/Africa revenues is primarily due to lower sales of Trinity’s Unigold rapid HIV tests in Africa, partly offset by higher haemostasis revenues in the region.
For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.

3. Operating Expenses
The following table sets forth the Group’s operating expenses.

	Year ended December 31,
	2008	2007
	US$’000	US$’000	% Change

Revenues	140,139	143,617	(2%)
Cost of sales	(77,645)	(75,643)	3%
Cost of sales — restructuring expenses	—	(953)	(100%)
Cost of sales — inventory write off/ provision	—	(11,772)	(100%)

Gross profit	62,494	55,249	13%
Other operating income	1,173	413	184%
Research & development	(7,544)	(6,802)	11%
Research & development — restructuring expenses	—	(6,907)	(100%)
SG&A expenses	(47,816)	(51,010)	(6%)
SG&A expenses — impairment charges and restructuring expenses	(87,882)	(20,315)	333%

Operating (loss)	(79,575)	(29,372)	171%

Cost of sales
Total cost of sales decreased by US$10,723,000 from US$88,368,000 for the year ended December 31, 2007 to US$77,645,000, for the year ended December 31, 2008, a decrease of 12%. The decrease is primarily attributable to the restructuring expenses of US$12,725,000 recognised in cost of sales in 2007, partially offset by an increase in cost of sales (excluding once-off items) of $2,002,000.
Included in cost of sales for the year ended December 31, 2007 was US$11,772,000 for an inventory write off and US$953,000 for restructuring expenses. These charges resulted from a decision taken by the Board of Directors of Trinity Biotech during 2007 to restructure the business. Under the restructuring plan, the company undertook to reduce the number of products and instruments within the two key product lines of haemostasis and infectious diseases. As a result, the Group recognised US$11,772,000 for inventory written off relating to those haemostasis and infectious diseases products and instruments being rationalised for the year ended December 31, 2007. As part of the restructuring, the Group also recognised an additional amount of US$953,000 in cost of sales for termination payments for the year ended December 31, 2007.
Excluding the inventory write off and restructuring expenses incurred, the cost of sales in 2007 would have been $75,643,000, which is 3% lower than the comparable figure in 2008. The two main reasons for the increase in cost of sales in 2008 were the adverse change in the euro exchange rate compared to the previous financial year and the change in the sales mix. A significant proportion of the Group’s Cost of Sales is denominated in Euro. During 2008 the average Euro versus US Dollar exchange rate was 8% higher than in 2007 and this had the effect of increasing Cost of Sales. The sales mix changed principally because of the decline in revenues from HIV tests in Africa with an increase in revenues for Infectious Disease and Clinical Chemistry revenues.
Gross margin
The gross margin of 45% in 2008 compares to a gross margin of 38% in 2007. The increase in gross margin in 2008 is primarily attributable to the impact of the restructuring expenses and the inventory write off recorded in 2007. Excluding the impact of the US$12.7 million restructuring expenses and inventory write off, the gross margin in 2007 would have been 47%, which is slightly higher than the 2008 gross margin. The main reasons for this reduction are the impact of lower sales of Uni-Gold HIV products, as these products achieve higher margins, and secondly the gross margin was adversely impacted by the weaker US dollar during 2008 compared to 2007.

Research and development expenses
Research and development (“R&D”) expenditure reduced from US$13,709,000 in 2007 to US$7,544,000 in 2008. In 2007, R&D restructuring expenses of US$6,907,000 were incurred and this is largely the reason for the higher expenditure in 2007. The restructuring expenses in 2007 consisted of US$5,573,000 of development and licence costs written off, US$1,094,000 written off the carrying value of technology intangible assets acquired from BioMerieux and lastly termination payments amounting to US$240,000.
Research and development expenditure, excluding the impact of last year’s restructuring expenses, increased by $742,000 compared to 2007. The main reason for the increase was the change in the US Dollar to Euro exchange rate, which caused research and development costs incurred in our Irish and German operations to increase by about 8%. The other reason for the increase in R&D expenditure was the increase in average R&D headcount from 51 in 2007 to 57 in 2008. For a consideration of the Company’s various R&D projects see “Research and Products under Development” in Item 5 below.
Selling, General & Administrative expenses (SG&A)
Total SG&A expenses increased by US$64,373,000 from US$71,325,000 for the year ended December 31, 2007 to US135,698,000 for the year ended December 31, 2008. The increase is primarily due to the higher impairment charges incurred in 2008, which were partially offset by a reduction in SG&A expenses excluding share-based payments and amortisation. The following table outlines the breakdown of SG&A expenses in 2008 compared to 2007.

	Year ended December 31,		Increase/
	2008	2007	(decrease)
	US$’000	US$’000	US$’000	% Change

SG&A (excl. share-based payments and amortisation)	43,269	46,368	(3,099)	(7%)
SG&A — impairment charges and restructuring expenses	87,882	20,315	67,567	333%
Share-based payments	931	1,224	(293)	(24%)
Amortisation	3,616	3,418	198	6%

Total	135,698	71,325	64,373	90%

Selling General & Administrative Expenditure (excluding share-based payments and amortisation)
SG&A expenses excluding share-based payments and amortisation decreased from US$46,368,000 for the year ended December 31, 2007 to US$43,269,000 for the year ended December 31, 2008, which represents a decrease of 7%. The decrease would have been greater than 7% but for an adverse change in the euro exchange rate compared to the previous financial year. A significant proportion of the Group’s SG&A expenses are denominated in euro. During 2008 the average euro versus US dollar exchange rate was 8% higher compared to 2007 and this had the effect of increasing SG&A expenses by about US$1,800,000.
Despite the adverse change in the euro exchange rate, there was a decrease of US$3,099,000 in SG&A expenses (excluding restructuring expenses, goodwill impairment, share-based payments and amortisation) in 2008 due to cost reductions as follows:
•
a reorganisation of our sales force mainly in the US was announced in December 2007. As a result, a headcount reduction was implemented which delivered payroll cost savings of about US$1,000,000 in 2008. Other headcount reductions in management and administrative functions reduced SG&A payroll costs by a further US$900,000.

•
through cost control the Group succeeded in reducing its selling overheads and administrative expenses by about US$2,000,000 in 2008. Further cost cutting measures were announced by the Board in December 2008 but due to timing these measures did not have a significant impact on the 2008 figures. The full benefit of these cost cutting measures, which mainly comprise further headcount reductions in sales, marketing and administration, will be seen in 2009.

•	a reduction in professional fees including audit fees of approximately US$700,000.

•	the closure of the plant in Umea, Sweden during 2008 reduced administrative expenses by about US$180,000.

•	the US dollar strengthened versus Sterling in the second half of 2008 and this had the effect of reducing the reported SG&A costs for our UK selling entity by just over $100,000.

SG&A impairment charges and restructuring expenses
An impairment charge of US$85,793,000 was recorded in year ended December 31, 2008 arising out of the annual impairment review of the asset valuations included on the balance sheet. The Company has recognized an impairment loss against goodwill and other intangible assets (US$71,684,000), property, plant and equipment (US$13,095,000) and prepayments (US$1,014,000). By its nature this adjustment has no cash implications for the Group and does not impact on debt covenants.
Restructuring expenses of US$2,089,000 were recorded in SG&A in year ended December 31, 2008. This is made up of US$1,465,000 arising from the resignation of the Company’s former Chief Executive and US$589,000 in relation to costs associated with the implementation of headcount reductions as part of the cost cutting measures announced in December 2008. Other restructuring costs amounted to US$35,000. The restructuring, which consists of a combination of head count and overhead reductions, will generate a saving of approximately US$6 million in 2009. The cash flow benefit will also be approximately US$6 million in 2009. In total the Company’s headcount has been reduced by 70 full-time employees which equates to a reduction of approximately 10% of the overall work force.
In the 2007 statement of operations, a goodwill impairment loss of US$19,156,000 was recognised. Additionally, restructuring expenses of US$1,159,000 were included in SG&A in 2007 primarily relating to termination payments (US$842,000) and onerous lease obligations resulting from the closure of the Swedish manufacturing operation (US$116,000).
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
The Group recorded a total share-based payments charge of US$1,166,000 (2007: US$1,403,000) in 2008. The total charge is shown in the following expense headings in the statement of operations: US$51,000 (2007: US$71,000) was charged against cost of sales, US$48,000 (2007: US$108,000) was charged against research and development expenses and US$886,000 (2007: US$1,224,000) was charged against selling, general and administrative expenses. A further share option charge of US$181,000 has been included within the selling, general and administrative expenses restructuring charge. This amount is related to the share option cost associated with the resignation of the former Chief Executive Officer, Mr Brendan Farrell.
The decrease of US$237,000 in the total share-based payments expense is primarily because share option holders ended their employment with the company and thereby forfeited their share options. For further details refer to Item 18, note 19 to the consolidated financial statements.
Amortisation
The increase in amortisation of US$198,000 from US$3,418,000 to US$3,616,000 is primarily due to the full year impact of the amortisation charge relating to the Group’s acquisitions in 2007. There was a full year’s amortisation charge in 2008 for the intangible assets valued on the acquisition of the immuno-technology business of Cortex Biochem Inc. This business was acquired in September 2007 and the amortisation expense was higher in 2008 by an amount of US$106,000 due to the full year effect. Similarly, there was an increase of US$82,000 in amortisation for the intangible assets valued on the acquisition of the Sterilab Services distribution business which was acquired in October 2007. The remaining increase of US$10,000 is attributable to the amortisation of software assets and capitalised development projects costs, which are being amortised over their expected lives.

4. Loss for the year
The following table sets forth selected statement of operations data for each of the periods indicated.

	Year ended December 31,
	2008	2007
	US$’000	US$’000	% Change
Operating (loss)	(79,575)	(29,372)	171%
Net financing costs	(2,095)	(2,691)	(22%)

(Loss) before tax	(81,670)	(32,063)	155%
Income tax credit/(expense)	3,892	(3,309)	(218%)

(Loss) of the year	(77,778)	(35,372)	120%

Net Financing Costs
Net financing costs decreased by US$596,000 from US$2,691,000 in 2007 to US$2,095,000 in 2008. The decrease is primarily due to a combination of lower interest bearing loan balances outstanding and lower interest rates. The interest bearing loan balances at December 31, 2007 were US$42,133,000 compared to US$36,121,000 at December 31, 2008. The interest rate for the Group’s borrowings is based on LIBOR rates, which reduced significantly during 2008. The deposit interest earned during the year reduced from US$457,000 to US$65,000 due to lower cash balances and lower interest rates.
Taxation
The Group recorded a net tax credit of US$3,892,000 for the year ended December 31, 2008. The net deferred tax credit is primarily attributable to the impairment of goodwill and other intangible assets, property, plant and equipment. For further details on the impairment please refer to Item 18, note 3 and for further details on the Group’s tax charge please refer to Item 18, note 9 and note 13 to the consolidated financial statements.
(Loss) for the year
The loss for the year amounted to US$77,778,000 which represents an increase of US$42,406,000 when compared to the loss for the year of US$35,372,000 in 2007. Excluding the after tax impact of the restructuring expenses and impairment loss of US$83,131,000, the profit for the year would have been US$5,353,000. This compares to a profit for the year ended December 31, 2007 of US$2,991,000, excluding the after tax impact of the inventory write off, restructuring expenses and goodwill impairment of US$38,363,000. A decrease in net financing costs and a decrease in the income tax expense resulted in this increase in profits after tax excluding once off items.

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

In 2007, Group revenues increased by US$24.9 million, which represented a growth rate of 21%. In 2007 haemostasis continued to be the Group’s most significant product line representing 42% of product revenues. Haemostasis revenues increased by 31% in 2007, primarily due to the full year impact of the acquisition of the haemostasis business of BioMerieux in 2006. The remaining revenues came from the infectious diseases (29%), point of care (12%) and clinical chemistry (17%) product lines. Geographically, 48% of sales were generated in the Americas, 30% in Europe and 22% in the rest of the world.
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
Revenues by Geographical Region
The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2007	2006
	US$’000	US$’000	% Change

Revenues
Americas	68,481	60,748	13%
Europe	43,631	34,452	27%
Asia/Africa	31,505	23,474	34%

Total	143,617	118,674	21%

The US$7,733,000 increase in the Americas is primarily attributable to the following factors:
•	An increase in haemostasis sales including the full year impact of bioMerieux haemostasis products which was acquired in June 2006;

•	the growth in the sales of Trinity’s Unigold rapid HIV test.

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
3. Operating Expenses
The following table sets forth the Group’s operating expenses.

	Year ended December 31,
	2007	2006
	US$’000	US$’000	% Change

Revenues	143,617	118,674	21%
Cost of sales	(75,643)	(62,090)	22%
Cost of sales — restructuring expenses	(953)	—	100%
Cost of sales — inventory write off/ provision	(11,772)	(5,800)	103%

Gross profit	55,249	50,784	9%
Other operating income	413	275	50%
Research & development	(6,802)	(6,696)	2%
Research & development — restructuring expenses	(6,907)	—	100%
SG&A expenses	(51,010)	(42,422)	20%
SG&A expenses — restructuring expenses	(20,315)	—	100%

Operating (loss)/ profit	(29,372)	1,941	(1613%)

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

Selling General & Administrative Expenditure (excluding share-based payments and amortisation)
Total SG&A expenses increased from US$42,422,000 for the year ended December 31, 2006 to US$71,325,000 for the year ended December 31, 2007, which represents an increase of US$28,903,000. The increase is primarily due to the restructuring expenses and an increase in SG&A expenses excluding share-based payments and amortisation. Total SG&A expenses excluding share-based payments and amortisation increased from US$38,719,000 for the year ended December 31, 2006 to US$66,683,000 for the year ended December 31, 2007, which represents an increase of 72%. Of the total increase of US$27,964,000, US$20,315,000 relates to restructuring expenses incurred in 2007. SG&A expenses (excluding restructuring expenses, goodwill impairment, share-based payments and amortisation) increased 20% or by US$7,649,000 from US$38,719,000 to US$46,368,000, which compares to revenue growth of 21% during the same period.
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

•
An increase of US$2,057,000 in the Group’s European operations (excluding Ireland). Of this increase, US$1,465,000 related to the full year impact of the direct sales operation in France acquired in 2006. The remaining increase of US$592,000 arose principally in the UK mainly due to the increase in employee numbers and related costs associated with the expansion of this entity following the acquisition of the haemostasis business of bioMerieux in 2006;

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
Amortisation
The increase in amortisation of US$731,000 from US$2,687,000 to US$3,418,000 is largely attributable to the impact of amortisation of intangible assets acquired as part of the Group’s acquisitions in 2007 and 2006 (see Item 18, note 26 to the consolidated financial statements). The Group acquired the haemostasis business of BioMerieux and a direct selling operation in France in 2006 and the full year impact of these acquisitions on the 2007 amortisation charge was US$579,000. A further US$56,000 was amortised in relation to intangible assets valued on the acquisition of the immuno-technology business of Cortex and certain components of the distribution business of Sterilab, a distributor of Infectious Diseases products, in 2007. The remaining increase of US$96,000 is mainly attributable to amortisation of development costs which were capitalised and are now being amortised over the expected life of the products to which they related.
4 ( Loss)/ profit for the year
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

Net Financing Costs
Net financing costs increased to US$2,691,000 compared to US$1,489,000 in 2006. This increase is primarily due to the impact of the additional debt financing taken on by the Group during 2006 and 2007. The loan facility was amended in July 2006, increasing the original loan facility by US$30 million to US$41.34 million due to the acquisition of the haemostasis business of bioMerieux. In October 2007, the revolver loan element of the facility increased by US$5 million from US$2,000,000 to US$7,000,000 to fund the acquisition of Cortex and Sterilab in 2007. The increased interest expense in relation to this additional debt was offset by lower interest charges in relation the Group’s convertible notes as they were being repaid during 2006. Deposit interest earned during the year decreased from US$1,164,000 in 2006 to US$457,000 due to lower cash balances held on deposit.

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
The facility was amended in October 2008, increasing the length of the term to July 2012, and amending the repayment schedule from $4,134,000 every January and July (originally commencing January 2007) to an amount of $1,072,000 in July 2008, $2,144,000 in January 2009, $3,215,000 in July 2009 and every six months thereafter, with a final payment of US$6,430,000 payable in July 2012. Hence, during 2008 an amount of $4,134,000 and $1,072,000 were paid in January and July respectively. The revolver loan element of the facility has remained at US$7,000,000. This facility is secured on the assets of the Group.
Various covenants apply to the Group’s bank borrowings. At December 31, 2008, the total amount outstanding under the facility amounted to US$34,551,000, net of unamortised funding costs of US$314,000.
During 2008, the Group issued 7,260,816 ‘A’ Ordinary shares as part of a private placement. These shares were issued for a consideration of US$7,115,600, settled in cash. The Group incurred costs of US$438,000 in connection with the issue of these shares.
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

The Group expects that it will have access to sufficient funds to repay the debt obligations which were outstanding at December 31, 2008. These obligations include the repayment of the remaining bank loans and finance leases. The timing of these repayment obligations and the expected maturity dates are set out in more detail in Item 11.
In the event that the Group makes any further acquisitions, we believe that the Group may be required to obtain additional debt and/or equity funding. The exact timing and amount of such funding will depend on the Group’s ability to identify and secure acquisition targets which fit with the Group’s growth strategy and core competencies.
Cash management
As at December 31, 2008, Trinity Biotech’s consolidated cash and cash equivalents were US$5,184,000. This compares to cash and cash equivalents, excluding restricted cash, of US$8,700,000 at December 31, 2007.
Cash generated from operations for the year ended December 31, 2008 amounted to US$12,946,000 (2007: US$18,178,000), a decrease of US$5,232,000. The decrease in cash generated from operations of US$5,232,000 is attributable to a decrease in operating cash flows before changes in working capital of US$2,396,000 and unfavourable working capital movements of US$2,836,000. The decrease in operating cash flows before changes in working capital of US$2,396,000 is primarily due to lower net profits arising from decreased revenue in 2008. The unfavourable working capital movements are primarily due to a deterioration in cash flows from trade and other receivables of US$9,357,000 which was mainly offset by decreased cash outflows with respect to inventories (US$9,163,000) and reduced cash flows from trade and other payables (US$2,642,000). The cash generated from operations was attributable to a loss before interest and taxation of US$79,575,000 (2007: loss before interest and taxation of US$29,372,000), as adjusted for non cash items of US$95,266,000 (2007: US$47,459,000) less cash outflows due to changes in working capital of US$2,745,000 (2007: cash inflows of US$91,000).
The increase in other non cash charges from US$47,459,000 for the year ended December 31, 2007 to US$95,266,000 for the year ended December 31, 2008 is mainly attributable to the impairment charge in 2008 (see Item 18, note 3 to the consolidated financial statements). An impairment loss of US$71,684,000 (2007: US$19,156,000) was recognised against the intangible assets of the Group during 2008.
The net cash outflows in 2008 due to changes in working capital of US$2,745,000 are due to the following:
•	An increase in accounts receivable by US$4,131,000 due to an increase in debtors days in the year ;
•	A decrease in trade and other payables by US$676,000 due mainly to the payment of deferred consideration during the year;
•	A decrease in inventory by US$2,062,000 due to a Group wide emphasis on inventory management.
Net interest paid amounted to US$2,576,000 (2007: US$2,373,000). This consisted of interest paid of US$2,639,000 (2007: US$2,802,000) on the Group’s interest bearing debt including bank loans, convertible notes and finance leases and was partially offset by interest received of US$63,000 (2007: US$429,000) on the Group’s cash deposits.
Net cash outflows from investing activities for the year ended December 31, 2008 amounted to US$14,688,000 (2007: US$8,415,000) which were principally made up as follows:
•	Deferred consideration of US$2,802,000 was paid to bioMerieux during 2008;
•
Payments to acquire intangible assets of US$8,981,000 (2007: US$7,851,000), which principally related to development expenditure capitalised as part of the Group’s on-going product development activities;

•	Acquisition of property, plant and equipment of US$3,713,000 (2007: US$8,262,000) incurred as part of the Group’s investment programme for its manufacturing and distribution activities;
•	Proceeds from the disposal of property, plant and equipment of US$808,000 (2007: US$84,000) mainly relating to the Group’s disposal of assets in the Swedish entity during 2008.
Net cash inflows from financing activities for the year ended December 31, 2008 amounted to US$481,000 (2007: cash outflow of US$1,108,000). The Group received US$7,116,000 from its issue of ordinary shares in 2008 (2007: US$454,000). These inflows were offset by the repayment of debt and other liabilities of US$5,224,000 (2007: US$8,285,000) and expenses paid in connection with share issues and debt financing of US$624,000 (2007: US$70,000). Also offsetting the inflows were payments in respect of finance lease liabilities of US$787,000 (2007: US$294,000).

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
As at December 31, 2008, total year end borrowings were US$36,121,000 (2007: US$42,133,000) and cash and cash equivalents were US$5,184,000 (2007: US$8,700,000). For a more comprehensive discussion of the Group’s level of borrowings at the end of 2008, the maturity profile of the borrowings, the Group’s use of financial instruments, its currency and interest rate structure and its funding and treasury policies please refer to Item 11 “Qualitative and Quantitative Disclosures about Market Risk”.
Contractual obligations
The following table summarises our minimum contractual obligations and commercial commitments, including interest, as of December 31, 2008:

	Payments due by Period
		less than 1			more than
	Total	year	1-3 Years	3-5 Years	5 years
Contractual Obligations	US$’000	US$’000	US$’000	US$’000	US$’000
Bank loans	36,291	13,079	13,493	9,719	—
Capital (finance) lease obligations	1,748	514	950	284	—
Operating lease obligations	57,690	4,438	7,463	6,194	39,595

Total	95,729	18,031	21,906	16,197	39,595

Trinity Biotech incurs debt and raises equity to pursue its policy of growth through acquisition. Trinity Biotech believes that, with further funds generated from operations, it will have sufficient funds to meet its capital commitments and continue existing operations for the foreseeable future, in excess of 12 months. If operating margins on sales were to decline substantially or if the Group was to make a large and unanticipated cash outlay, the Group would have further funding requirements. If this were the case, there can be no assurance that financing will be available at attractive terms, or at all. The Group believes that success in raising additional capital or obtaining profitability will be dependent on the viability of its products and their success in the market place. Since December 31, 2007 the Group has agreed amendments to its bank facility, for more information see Item 18, note 29.
Impact of Currency Fluctuation
Trinity Biotech’s revenue and expenses are affected by fluctuations in currency exchange rates especially the exchange rate between the US Dollar and the euro. Trinity Biotech’s revenues are primarily denominated in US Dollars and its expenses are incurred principally in US Dollars and euro. The weakening of the US Dollar could have an adverse impact on future profitability. Management are actively seeking to reduce the mismatch in this regard to mitigate this risk. The revenues and costs incurred by US subsidiaries are denominated in US Dollars.
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
Microtitre Plate Development Group
Enhancement of HSV 2 of microtitre plate assay for the detection of HSV2 IgG
Trinity Biotech is already a leading supplier of diagnostic tests for the detection of infectious disease. Enhancement was recently completed on the HSV2 IgG EIA assay. Development and transfer to production was completed by December 2008 including some external evaluation work.
HIV Incidence Assay
In late 2005, Trinity entered a Biological Materials License Agreement with the Centre for Disease Control (CDC) in Atlanta, Georgia, for the rights to produce and sell the CDC devised HIV Incidence assay. The technology was transferred to Trinity during 2006 and the product was developed by the Group during 2007 with the design and development of key raw materials. Final development was completed at end of 2008.
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
US Lyme Western Blot
For many years, Trinity Biotech’s US Domestic Lyme Western Blot has been a market leader. During 2008, a project was undertaken to further develop the product by adding additional strips per assay kit which involved incorporating the introduction of new larger production equipment. This work was successfully completed and the Group will launch the enhanced product in early 2009.
Automated Blotting Instrument and Blot Scanner
In 2006 a project was initiated to introduce the use of an automated blotting instrument with Trinity Biotech’s Western Blot tests, initially focusing on the US Lyme Western Blot allowing increased throughput for end-users. This work progressed successfully, culminating on the commencement of validation of the system in late 2006. Validation was completed in early 2007 with launch of the system, which is called TrinBlot. In 2008 the Group continued to extend the range of products which can be used on the TrinBlot, in addition to the introduction of an automated scanner to aid in the interpretation of the western blots. This system was validated and launched for use with US Lyme in 2008 and will continue for other products in 2009.

Clinical Chemistry
TriStat POC
Trinity Biotech, at its Kansas City site, has developed a point of care test called TriStat for the measurement of haemoglobin A1c for which FDA approval was obtained in late 2007. The Group continued to enhance this product during 2008 culminating in preparation for CLIA trial in late 2008. CLIA trials are planned for early 2009 followed by launch of the product worldwide following successful CLIA waiver approval.
Haemoglobin assay development
In 2007 the Group initiated a project to develop a variant haemoglobin assay for neo-natal screening. Development was completed in early 2008 and the product launched in 2008.
Medium throughput HPLC for Haemoglobin testing
This project entails the development of a new HPLC instrument to replace the current PDQ analyzer. The new instrument will allow access to markets not previously open to Trinity Biotech due to instrument price and test capability (A1c and variant). Development was initiated in 2007, continued in 2008 and is expected to continue through 2009. Launch is expected in 2010.
Haemostasis Development Group
Destiny Max Development Project
The Group is in the process of launching a new high throughput haemostasis instrument called the Destiny Max. The Destiny Max instrument is intended to meet the requirements of large laboratories, commercial laboratories, reference laboratories and anti-coagulation clinics, i.e. high volume laboratories. In so doing, Trinity Biotech will be able to compete effectively in an overall system approach whereby placement of the Destiny Max instruments will drive increased sales of the associated Trinity Biotech reagents, controls and accessories. Development of the instrument continued in 2008 when the design was finalised. The design was validated in late 2008, including external clinical trials. Non US launch was achieved in late 2008 as well as 510K submission to the FDA. FDA approval is expected in 2009 followed by US launch.
Trend Information
For information on trends in future operating expenses and capital resources, see “Results of Operations”, “Liquidity and Capital Resources” and “Impact of Inflation” under Item 5.

Item 6 Directors and Senior Management
Directors

Name	Age	Title

Ronan O’Caoimh	53	Chief Executive Officer

Rory Nealon	41	Director, Chief Operations Officer

Jim Walsh, PhD	50	Non Executive Director

Denis R. Burger, PhD	65	Non Executive Director

Peter Coyne	49	Non Executive Director

Clint Severson	60	Non Executive Director

James D. Merselis	55	Non Executive Director

Executive Officer

Kevin Tansley	38	Chief Financial Officer & Company Secretary
Board of Directors & Executive Officers
Ronan O’Caoimh, Chairman and Chief Executive Officer, co-founded Trinity Biotech in June 1992 and acted as Chief Financial Officer until March 1994 when he became Chief Executive Officer. He was also elected Chairman in May 1995. In November 2007, it was decided to separate the role of Chief Executive Officer and Chairman and Mr O’Caoimh assumed the role of Executive Chairman. In October 2008, following the resignation of the Chief Executive Officer, Mr. O’Caoimh resumed the role of Chief Executive Officer and Chairman. Prior to joining Trinity Biotech, Mr O’Caoimh was Managing Director of Noctech Limited, an Irish diagnostics company. Mr O’Caoimh was Finance Director of Noctech Limited from 1988 until January 1991 when he became Managing Director. Mr O’Caoimh holds a Bachelor of Commerce degree from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.
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
Clint Severson, Non-executive director, joined the board of Trinity Biotech in November 2008 as a non-executive director. Mr Severson is currently Chairman, President and CEO of Abaxis Inc., a NASDAQ traded diagnostics company based in Union City, California. Since November 2006, Mr. Severson has also served on the Board of Directors of CytoCore, Inc. From February 1989 to May 1996, Mr. Severson served as President and Chief Executive Officer of MAST Immunosystems, Inc., a privately-held medical diagnostic company and to date he has accumulated over 30 years experience in the medical diagnostics industry.
James D. Merselis, Non-executive director, joined the board of Trinity Biotech in February 2009 as a non-executive director. Mr Merselis is currently President and CEO of Alverix, Inc., a privately held optoelectronics company developing portable medical diagnostic instruments. Most recently, Mr. Merselis served as President and CEO of HemoSense, Inc., a point-of-care diagnostics company focused initially on providing patients and physicians with rapid test results to help manage the risk of stroke with the drug warfarin or Coumadin. Prior to his tenure at HemoSense, Mr Merselis served as President and CEO of Micronics, Inc., a microfluidics company. In addition, Mr Merselis has held a number of positions over twenty-two years with Boehringer Mannheim Diagnostics (now Roche Diagnostics).
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

Total directors and non-executive directors’ remuneration, excluding pension, for the year ended December 31, 2008 amounted to US$2,900,000. The pension charge for the year amounted to US$241,000. See Item 18, note 6 to the consolidated financial statements. The split of directors’ remuneration set out by director is detailed in the table below:

		Defined
	Salary/	contribution	Compensation	Total	Total
	Benefits	pension	for loss of	2008	2007
Director	US$’000	US$’000	office	US$’000	US$’000
Ronan O’Caoimh	495	98	—	593	927
Brendan Farrell	483	75	1,283	1,841	681
Rory Nealon	439	68	—	507	509
Jim Walsh	—	—	—	—	270

	1,417	241	1,283	2,941	2,387

			Total	Total
	Fees	Other	2008	2007
Non-executive director	US$’000	US$’000	US$’000	US$’000
Denis R. Burger	68	—	68	65
Peter Coyne	68	—	68	65
James Merselis	—	—	—	—
Clint Severson	5	—	5	—
Jim Walsh	59	44	103	—

	200	44	244	130

			Defined
Chief Financial	Salary/	Performance	contribution	Total	Total
Officer & Company	Benefits	related bonus	pension	2008	2007
Secretary	US$’000	US$’000	US$’000	US$’000	US$’000
Kevin Tansley	329	43	36	408	55

	329	43	36	408	55

As at December 31, 2008 there are no amounts which are set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits for the directors.
The total share-based compensation expense recognised in the consolidated statement of operations in 2008 in respect of options granted to both executive and non executive directors amounted to US$776,000. See Item 18, note 6 to the consolidated financial statements.
The directors were granted 1,665,000 share options during 2008. No options were granted to the directors during 2007.
In addition, see Item 7 — Major Shareholders and Related Party Transactions for further information on the compensation of Directors and Officers.
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

The board has established Audit, Remuneration and Compensation Committees. The functions and membership of the Remuneration Committee are described above. The Audit Committee reviews the Group’s annual and interim financial statements and reviews reports on the effectiveness of the Group’s internal controls. It also appoints the external auditors, reviews the scope and results of the external audit and monitors the relationship with the auditors. The Audit Committee comprises the two independent non-executive directors of the Group, Mr Peter Coyne (Committee Chairman) and Dr Denis Burger. The Compensation Committee currently comprises Mr Ronan O’Caoimh (Committee Chairman) and Mr Rory Nealon. The Compensation Committee administers the Employee Share Option Plan. The Committee determines the exercise price and the term of the options. Options granted to the members of the Committee are approved by the Remuneration Committee and individual option grants in excess of 30,000 shares are approved by the full board of directors. Share options granted to non-executive directors are decided by the other members of the board.
Because Trinity Biotech is a foreign private issuer, it is not required to comply with all of the corporate governance requirements set forth in NASDAQ Rule 4350 as they apply to U.S. domestic companies. The Group’s corporate governance measures differ in the following significant ways. The Audit Committee of the Group currently consists of two members — while U.S. domestic companies listed on NASDAQ are required to have three members on their audit committee. In addition, the Group has not appointed an independent nominations committee or adopted a board resolution addressing the nominations process. Finally, the Group’s Executive Chairman serves on the Group’s Remuneration Committee with two non-executive independent directors, while U.S. domestic companies are required to have executive officer compensation determined by a remuneration committee comprised solely of independent directors or a majority of the independent directors.
Employees
As of December 31, 2008, Trinity Biotech had 711 employees (2007: 762) consisting of 58 research scientists and technicians, 418 manufacturing and quality assurance employees, and 235 finance, administration, sales and marketing staff (2007: 48 research scientists and technicians, 450 manufacturing and quality assurance employees, and 264 finance, administration, sales and marketing staff). Trinity Biotech’s future hiring levels will depend on the growth of revenues.
The geographic spread of the Group’s employees was as follows: 310 in Bray, Co. Wicklow, Ireland, 272 in its US operations, 96 in Germany, 16 in the United Kingdom and 17 in France.
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
The exercise price of options is determined by the Compensation Committee. The term of an option will be determined by the Compensation Committee, provided that the term may not exceed seven years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with Trinity Biotech (or one year after such termination because of death or disability) except where a longer period is approved by the board of directors. Under certain circumstances involving a change in control of Trinity Biotech, the Committee may accelerate the exercisability and termination of options. As of February 28, 2009, 4,114,085 of the options outstanding were held by directors and officers of Trinity Biotech.
As of February 28, 2009 the following options were outstanding:

	Number of ‘A’	Range of	Range of
	Ordinary Shares	Exercise Price	Exercise Price
	Subject to Option	per Ordinary Share	per ADS

Total options outstanding	8,374,048	US$0.74-US$4.00	US$2.96-US$16.00

In January 2004, the Group completed a private placement and as part of this the investors were granted five year warrants to purchase an aggregate of 1,058,824 ‘A’ Ordinary Shares of Trinity Biotech at an exercise price of US$5.25 per ordinary share and the agent received 200,000 warrants to purchase 200,000 ‘A’ Ordinary Shares of Trinity Biotech at an exercise price of US$5.25 per ordinary share. As of February 28, 2009 all of these warrants had expired.
In addition, the Company granted warrants to purchase 2,178,244 Class ‘A’ Ordinary Shares (vesting immediately) in April 2008. These warrants were issued at an exercise price of US$1.39 per ordinary share and have a term of five years. As of February 28, 2009 there were warrants to purchase 2,178,244 ‘A’ Ordinary Shares in the Group outstanding.

Item 7 Major Shareholders and Related Party Transactions
As of February 28, 2009 Trinity Biotech has outstanding 82,017,581 ‘A’ Ordinary shares and 700,000 ‘B’ Ordinary shares. Such totals exclude 10,452,292 shares issuable upon the exercise of outstanding options and warrants.
The following table sets forth, as of February 28, 2009, the Trinity Biotech ‘A’ Ordinary Shares and ‘B’ Ordinary Shares beneficially held by (i) each person believed by Trinity Biotech to beneficially hold 5% or more of such shares, (ii) each director and officer of Trinity Biotech, and (iii) all officers and directors as a group.
Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated. The Group is not controlled by another corporation or government.

	Number of ‘A’		Percentage	Number of ‘B’		Percentage
	Ordinary Shares		Outstanding	Ordinary Shares		Outstanding	Percentage
	Beneficially		‘A’ Ordinary	Beneficially		‘B’ Ordinary	Total
	Owned		Shares	Owned		Shares	Voting Power

Ronan O’Caoimh	6,395,955	(1)	7.7%	—		—	7.5%

Rory Nealon	650,000	(2)	0.8%	—		—	0.8%

Jim Walsh	1,868,198	(3)	2.3%	—		—	2.2%

Denis R. Burger	192,416	(4)	0.2%	—		—	0.2%

Peter Coyne	145,417	(5)	0.2%	—		—	0.2%

Kevin Tansley	134,083	(6)	0.2%	—		—	0.2%

Clint Severson	—		—	—		—	—

James Merselis	—		—	—		—	—

Potenza Investments Inc, (“Potenza”) Statenhof Building, Reaal 2A 23 50AA Leiderdorp Netherlands	—		—	500,000	(7)	71.4%	1.2%
Officers and Directors	9,386,069		11.4%	—		—	11.1%
as a group (6 persons)	(1)(2)(3)(4)(5)(6)

(1)	Includes 1,304,500 shares issuable upon exercise of options.

(2)	Includes 450,000 shares issuable upon exercise of options.

(3)	Includes 484,583 shares issuable upon exercise of options.

(4)	Includes 145,146 shares issuable upon exercise of options.

(5)	Includes 145,417 shares issuable upon exercise of options.

(6)	Includes 82,083 shares issuable upon exercise of options.

(7)	These ‘B’ shares have two votes per share.

Related Party Transactions
The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech, and directly with Mr O’Caoimh and Dr Walsh, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland.
In July 2000, Trinity Biotech entered into an agreement with JRJ pursuant to which the Group took a lease of a 25,000 square foot premises adjacent to the existing facility for a term of 20 years at a rent of €7.62 per square foot for an annual rent of €190,000 (US$279,000). During 2006, the rent on this property was reviewed and increased to €11.00 per square foot, resulting in an annual rent of €275,000 (US$404,000).
In November 2002, the Group entered into an agreement for a 25 year lease with JRJ for offices that have been constructed adjacent to its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$560,000) is payable from January 1, 2004.
In December 2007, the Group entered into an agreement with Mr O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a rate of €17.94 per square foot (including fit out) giving a total annual rent of €787,000 (US$1,157,000).
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
In February 2008, Dr. Walsh advanced a loan to Trinity Biotech Manufacturing Limited amounting to €650,000 (US$956,000) at an annual interest rate of 5.68%. The company repaid the loan to Dr. Walsh prior to the year end. There were no other director loans advanced during 2008 and there were no loan balances payable to or receivable from directors at January 1, 2008 and at December 31, 2008.
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
The amount of payments to Rayville included in compensation expense was US$1,911,000, US$2,061,000 and US$1,866,000 for 2006, 2007 and 2008 respectively, of which US$1,779,000, US$1,867,000 and US$1,609,905 respectively related to the key management personnel of the Group. Dividends payable to Rayville at December 31, 2008 amounted to US$60,000. There were no dividends payable to Rayville Limited as of December 31, 2006 or 2007. Of the US$1,866,000 of payments made to Rayville Limited in 2008, US$386,000 represented repayments of the loan to Trinity Research Limited referred to above.

Item 8 Financial Information
Legal Proceedings
Trinity Biotech has filed a civil suit with a New York court against the former shareholders of Primus Corporation. Trinity Biotech claims that the defendants unjustly received an overpayment of US$512,000 based on the fraudulent and wrongful calculation of the earnout payable to the shareholders of Primus Corporation. Trinity Biotech also alleges that one of the former shareholders, Mr Thomas Reidy, failed to return stock certificates and collateral pledged by Trinity Biotech as security for the payment of a $3 million promissory note given to the defendants by Trinity Biotech as part of compensation under the share purchase agreement for acquiring Primus. The case has not yet been heard.
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
The Group’s ‘A’ Ordinary Shares were also listed and traded on the Irish Stock Exchange until November 2007, whereby the Company de-listed from the Irish Stock Exchange. The Group’s depository bank for ADSs is The Bank of New York Mellon. On February 28, 2009, the reported closing sale price of the ADSs was US$1.19 per ADS. The following tables set forth the range of quoted high and low sale prices of Trinity Biotech’s ADSs for (a) the years ended December 31, 2004, 2005, 2006, 2007 and 2008; (b) the quarters ended March 31, June 30, September 30 and December 31, 2007; March 31, June 30, September 30 and December 31, 2008; and (c) the months of March, April, May, June, July, August, September, October, November and December 2008 and January and February 2009 as reported on NASDAQ. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	ADSs
	High	Low
Year Ended December 31

2004	$23.96	$9.40
2005	$11.72	$6.28
2006	$9.54	$7.09
2007	$11.75	$5.72
2008	$6.95	$1.25

2007
Quarter ended March 31	$10.45	$8.68
Quarter ended June 30	$11.74	$9.13
Quarter ended September 30	$11.75	$10.05
Quarter ended December 31	$11.40	$5.72

2008
Quarter ended March 31	$6.95	$4.15
Quarter ended June 30	$4.61	$3.39
Quarter ended September 30	$3.90	$2.82
Quarter ended December 31	$3.10	$1.25

	ADSs
	High	Low
Month Ended
March 31, 2008	$5.01	$4.15
April 30, 2008	$4.61	$3.53
May 31, 2008	$4.06	$3.39
June 30, 2008	$4.25	$3.81
July 31, 2008	$3.90	$3.31
August 31, 2008	$3.40	$3.03
September 30, 2008	$3.39	$2.82
October 31, 2008	$3.10	$2.05
November 30, 2007	$2.35	$1.56
December 31, 2008	$1.79	$1.25
January 31, 2009	$2.25	$1.61
February 29, 2009	$1.95	$1.15
The number of record holders of Trinity Biotech’s ADSs as at February 28, 2009 amounts to 446, inclusive of those brokerage firms and/or clearing houses holding Trinity Biotech’s securities for their clientele (with each such brokerage house and/or clearing house being considered as one holder).

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
US Federal Income Tax Consequences to US Holders
The following is a summary of certain material US federal income tax consequences that generally would apply with respect to the ownership and disposition of Trinity Biotech ADSs, in the case of a purchaser of such ADSs who is a US Holder (as defined below) and who holds the ADSs as capital assets. This summary is based on the US Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. For the purposes of this summary, a US Holder is: an individual who is a citizen or a resident of the United States; a corporation created or organised in or under the laws of the United States or any political subdivision thereof; an estate whose income is subject to US federal income tax regardless of its source; or a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more US persons or (b) has a valid election in effect under applicable US Treasury regulations to be treated as a US person.
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
If a partnership or an entity treated as a partnership for US federal income tax purposes owns ADSs, the US federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. The partners in a partnership which owns ADSs should consult their tax advisors about the US federal income tax consequences of holding and disposing of ADSs.
This summary does not address the effect of any US federal taxation other than US federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation. You are urged to consult your tax advisors regarding the foreign and US federal, state and local tax considerations of an investment in ADSs.
For US federal income tax purposes, US Holders of Trinity Biotech ADSs will be treated as owning the underlying Class ‘A’ Ordinary Shares represented by the ADSs held by them. The gross amount of any distribution made by Trinity Biotech to US Holders with respect to the underlying shares represented by the ADSs held by them, including the amount of any Irish taxes withheld from such distribution, will be treated for US federal income tax purposes as a dividend to the extent of Trinity Biotech’s current and accumulated earnings and profits, as determined for US federal income tax purposes. The amount of any such distribution that exceeds Trinity Biotech’s current and accumulated earnings and profits will be applied against and reduce a US Holder’s tax basis in the holder’s ADSs, and any amount of the distribution remaining after the holder’s tax basis has been reduced to zero will constitute capital gain. The capital gain will be treated as a long-term or short-term capital gain depending on whether or not the holder’s ADSs have been held for more than one year as of the date of the distribution.
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
Individual Irish Holders will be subject to income tax on the gross amount of any dividend (that is the amount of the dividend received plus any DWT withheld), at their marginal rate of tax (currently either 20% or 41% depending on the individual’s circumstances). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of DWT withheld. Individual Irish Holders may, depending on their circumstances, also be subject to the Irish income levy of 1%, the health levy of up to 2.5% and pay related social insurance contribution of up to 3% in respect of their dividend income.
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
Disposals of Ordinary Shares or ADSs
Irish Holders that acquire ordinary shares or ADSs will generally be considered, for Irish tax purposes, to have acquired their ordinary shares or ADSs at a base cost equal to the amount paid for the ordinary shares or ADSs. On subsequent dispositions, ordinary shares or ADSs acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a “first in first out” basis before ordinary shares or ADSs acquired at a later time. Irish Holders that dispose of their ordinary shares or ADSs will be subject to Irish capital gains tax (CGT) to the extent that the proceeds realised from such disposition exceed the indexed base cost of the ordinary shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 22%. Indexation of the base cost of the ordinary shares or ADSs will only be available up to December 31, 2002, and only in respect of ordinary shares or ADSs held for more than 12 months prior to their disposal.
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
A gift or inheritance of ordinary shares will be or in the case of ADSs may be within the charge to capital acquisitions tax, regardless of where the disponer or the donee/successor in relation to the gift/inheritance is domiciled, resident or ordinarily resident. The capital acquisitions tax is charged at a rate of 22% on the taxable value of the gift or inheritance above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits, received within the group threshold since December 5, 1991, which are within the charge to the capital acquisitions tax and the relationship between the former holder and the successor. Gifts and inheritances between spouses are not subject to the capital acquisitions tax. Gifts of up to €3,000 can be received each year from any given individual without triggering a charge to capital acquisitions tax. Where a charge to Irish CGT and capital acquisitions tax arises on the same event, capital acquisitions tax payable on the event can be reduced by the amount of the CGT payable. There should be no clawback of the same event credit of CGT offset against capital acquisitions tax provided the donee/successor does not dispose of the ordinary shares or ADRs within two years from the date of gift/inheritance.
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
The Group borrows in US dollars at floating and fixed rates of interest. At December 31, 2008 borrowings totalled US$34,553,000 (2007: US$42,133,000), (net of cash: US$29,369,000 (2007: net of cash: US$33,433,000)), at interest rates of 2.74% (2007: 5.0% to 6.99%).
The total year-end borrowings consists of fixed rate debt of US$1,570,000 (2007: US$2,325,000) at interest rates ranging from 5% to 7.54% (2007: 5.0% to 6.32%) and floating rate debt of US$34,551,000 (2007: US$39,808,000) at an interest rates of 2.74% (2007: 6.49% to 6.99%). In broad terms, a one-percentage point increase in interest rates would increase interest income by US$55,000 (2007: US$87,000) and increase the interest expense by US$349,000 (2007: US$401,000) resulting in an increase in the net interest charge of US$294,000 (2007: increase by US$314,000).

Long-term borrowing requirements are met by funding in the US and Ireland. Short-term borrowing requirements are primarily drawn under committed bank facilities. At the year-end, 36% of total long term borrowings fell due for repayment within one year.
The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the euro. Arising from this, where considered necessary, the Group pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these euro forecasted transactions. These forward contracts normally have maturities of less than one year after the balance sheet date. The forward contracts in place at December 31, 2008 have maturity dates of less than one year after the balance sheet date. Where necessary, the forward contracts are rolled over at maturity.
The Group had foreign currency denominated cash balances equivalent to US$1,257,000 at December 31, 2008 (2007: US$1,659,000).
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
Trinity Biotech estimates that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Group is exposed, without making any allowance for the potential impact of such a rise on exchange rates, would be an increase in the loss before tax for 2008 by approximately 0.4%.
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

Group
Maturity						After		Fair
Before December 31	2009	2010	2011	2012	2013	2014	Total	value
Long-term debt
Variable rate — US$000	12,225	6,331	6,367	9,628	—	—	34,551	34,551
Average interest rate	2.74%	2.74%	2.74%	2.74%			2.74%

Fixed rate — US$000	432	419	441	278	—	—	1,570	1,597
Average interest rate	6.25%	6.14%	6.12%	6.12%	—	—	6.16%
Exchange rate sensitivity
At year-end 2008, approximately 16% of the Group’s US$65,905,000 net worth (shareholders’ equity) was denominated in currencies other than the US Dollar, principally the euro.
A strengthening or weakening of the US Dollar by 10% against all the other currencies in which the Group operates would not materially reduce the Group’s 2008 year-end net worth.
Item 12 Description of Securities Other than Equity Securities
Not applicable.
Part II
Item 13 Defaults, Dividend Arrearages and Delinquencies
Not applicable.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15 Control and Procedures
Evaluation of Disclosure Controls and Procedures
The Group’s disclosure and control procedures are designed so that information required to be disclosed in reports filed or submitted under the Securities Exchange Act 1934 is prepared and reported on a timely basis and communicated to management, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934 as of the end of the period covered by this Form 20-F. The Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were effective as of December 31, 2008.
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
Management has assessed the effectiveness of internal control over financial reporting based on criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2008.
Our independent auditor, Grant Thornton, a registered public accounting firm, has issued an attestation report on the Group’s internal control over financial reporting as of December 31, 2008 (see Item 18).
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

	Year ended December 31, 2008			Year ended December 31, 2007
	Grant Thornton fees	KPMG fees		KPMG fees
	US$'000	US$'000%		US$'000%
Audit	515	—	88%	1,341	100%
Audit-related	—	45	8%	—	—
Tax	—	24	4%	—	—

Total	515	69		1,341

During 2008, we engaged Grant Thornton, as our independent auditors for the fiscal year ended December 31, 2008, and chose not to renew the engagement of KPMG which served as the Company’s independent auditors for the fiscal year ended December 31, 2007. We have agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation of its audit report on our past financial statements in this Annual Report on Form 20-F.
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
Pre-Approval Policies and Procedures
Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Grant Thornton. The policy generally pre-approves certain specific services in the categories of audit services, audit-related services, and tax services up to specified amounts, and sets requirements for specific case-by-case pre-approval of discrete projects, those which may have a material effect on our operations or services over certain amounts.

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
Exemptions from the Listing Requirements and Standards for Audit Committee
Not applicable.
Purchase of equity securities by the issuer and affiliates and purchasers
The maximum number of shares that may yet be purchased under the Group share option plan by Trinity Biotech or on the Group’s behalf at December 31, 2008 was 8,201,758 (2007: 7,465,330). No shares were purchased by Trinity Biotech or on our behalf or by any affiliated purchaser in 2008 and 2007. No shares were purchased as part of a publicly announced repurchase plan or program in 2008 and 2007.
Part III
Item 17
Financial Statements
The registrant has responded to Item 18 in lieu of responding to this item.
Item 18
Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Trinity Biotech plc
We have audited Trinity Biotech plc’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Trinity Biotech’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15 in this Annual Report on Form 20-F. Our responsibility is to express an opinion on Trinity Biotech plc’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, Trinity Biotech maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Trinity Biotech plc and subsidiaries, as of December 31, 2008, and the related consolidated statements of operations, recognised income and expense and cash flows for the year ended December 31, 2008 and our report dated April 7, 2009 expressed an unqualified opinion on those consolidated financial statements.
Grant Thornton

Dublin, Ireland
April 7, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Trinity Biotech plc
We have audited the accompanying consolidated balance sheet of Trinity Biotech plc and subsidiaries (the Company) as of December 31, 2008 and the related consolidated statements of operations, recognised income and expense, and cash flows for the year ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trinity Biotech plc and subsidiaries as of December 31, 2008 and the results of their operations and their cash flows for the year ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Trinity Biotech plc’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 7, 2009 expressed an unqualified opinion on the effective operation of internal control over financial reporting.
Grant Thornton

Dublin, Ireland
April 7, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Trinity Biotech plc
We have audited the accompanying consolidated balance sheet of Trinity Biotech plc and subsidiaries (the Company) as of December 31, 2007, and the related consolidated statements of operations, recognised income and expense, and cash flows for each of the years in the two-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trinity Biotech plc and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.
KPMG
Dublin, Ireland
April 2, 2008

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December, 31
		2008	2007	2006
		Total	Total	Total
	Notes	US$’000	US$’000	US$’000

Revenues	2	140,139	143,617	118,674

Cost of sales		(77,645)	(75,643)	(62,090)
Cost of sales — restructuring expenses	3	—	(953)	—
Cost of sales — inventory write off/ provision	2,3	—	(11,772)	(5,800)

Total cost of sales		(77,645)	(88,368)	(67,890)

Gross profit		62,494	55,249	50,784

Other operating income	5	1,173	413	275

Research and development expenses		(7,544)	(6,802)	(6,696)
Research and development — restructuring expenses	3	—	(6,907)	—

Total research and development expenses		(7,544)	(13,709)	(6,696)

Selling, general and administrative expenses		(47,816)	(51,010)	(42,422)
Selling, general and administrative — impairment charges and restructuring expenses	3	(87,882)	(20,315)	—

Total selling, general and administrative expenses		(135,698)	(71,325)	(42,422)

Operating (loss)/ profit		(79,575)	(29,372)	1,941

Financial income	4	65	457	1,164
Financial expenses	2,4	(2,160)	(3,148)	(2,653)

Net financing costs		(2,095)	(2,691)	(1,489)

(Loss)/ profit before tax	6	(81,670)	(32,063)	452

Total income tax credit /(expense)	2,9	3,892	(3,309)	2,824

(Loss)/ profit for the year (all attributable to equity holders)	2	(77,778)	(35,372)	3,276

Basic (loss)/ earnings per ordinary share (US Dollars)	10	(0.96)	(0.47)	0.05
Basic (loss)/ earnings per ‘B’ ordinary share (US Dollars)	10	(1.91)	(0.94)	0.10
Diluted (loss)/ earnings per ordinary share (US Dollars)	10	(0.96)	(0.47)	0.05
Diluted (loss)/ earnings per ‘B’ ordinary share (US Dollars)	10	(1.91)	(0.94)	0.10
Basic (loss)/ earnings per ADS (US Dollars)	10	(3.82)	(1.86)	0.19
Diluted (loss)/ earnings per ADS (US Dollars)	10	(3.82)	(1.86)	0.19

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

		Year ended December 31,
		2008	2007	2006
	Notes	US$’000	US$’000	US$’000

Foreign exchange translation differences	18	(806)	1,072	1,347
Cash flow hedges:
Effective portion of changes in fair value		(252)	224	226
Deferred tax on income and expenses recognised directly in equity		26	(23)	4

Net (expense) / income recognised directly in equity		(1,032)	1,273	1,577
Cash flow hedge recycled to the statement of operations		—	—	(166)
(Loss)/ profit for the year	2	(77,778)	(35,372)	3,276

Total recognised income and expense (all attributable to equity holders)		(78,810)	(34,099)	4,687

CONSOLIDATED BALANCE SHEETS

		December 31,	December 31,
		2008	2007
	Notes	US$’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	11	11,855	26,409
Goodwill and intangible assets	12	38,525	104,928
Deferred tax assets	13	3,051	3,937
Other assets	14	877	896

Total non-current assets		54,308	136,170

Current assets
Inventories	15	42,317	44,420
Trade and other receivables	16	27,418	25,683
Income tax receivable		282	782
Derivative financial instruments	29	—	224
Cash and cash equivalents	17	5,184	8,700

Total current assets		75,201	79,809

TOTAL ASSETS	2	129,509	215,979

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	18	1,070	991
Share premium	18	159,864	153,961
Accumulated deficit	18	(99,493)	(22,908)
Translation reserve	18	(9)	797
Other reserves	18	4,473	4,004

Total equity		65,905	136,845

Current liabilities
Interest-bearing loans and borrowings	20	12,656	15,821
Derivative financial instruments	29	27	—
Income tax payable		5	86
Trade and other payables	22	22,969	24,779
Other financial liabilities	23	—	2,725
Provisions	24	50	100

Total current liabilities		35,707	43,511

Non-current liabilities
Interest-bearing loans and borrowings	20	23,465	26,312
Other payables	25	59	74
Deferred tax liabilities	13	4,373	9,237

Total non-current liabilities		27,897	35,623

TOTAL LIABILITIES	2	63,604	79,134

TOTAL EQUITY AND LIABILITIES		129,509	215,979

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
		2008	2007	2006
	Notes	US$’000	US$’000	US$’000
Cash flows from operating activities
(Loss)/ profit for the year		(77,778)	(35,372)	3,276
Adjustments to reconcile net profit to cash provided by operating activities:
Depreciation		4,425	4,341	3,736
Amortisation		3,616	3,418	2,687
Income tax (credit)/expense		(3,892)	3,309	(2,824)
Financial income		(65)	(457)	(1,164)
Financial expense		2,160	3,148	2,653
Share-based payments		1,166	1,403	1,141
Foreign exchange losses on operating cash flows		77	(26)	(100)
(Profit)/loss on disposal / retirement of property, plant and equipment		(682)	17	(2)
Impairment of assets	3	85,793	19,156	—
Non- cash restructuring expenses	3	—	18,573	—
Inventory write off		—	—	5,800
Other non-cash items		871	577	469

Operating cash flows before changes in working capital		15,691	18,087	15,672
(Increase)/decrease in trade and other receivables		(4,131)	5,226	(9,962)
Decrease/(increase) in inventories		2,062	(7,101)	(5,434)
(Decrease)/increase in trade and other payables		(676)	1,966	8,041

Cash generated from operations		12,946	18,178	8,317
Interest paid		(2,639)	(2,802)	(1,642)
Interest received		63	429	839
Income taxes paid		359	(456)	(146)

Net cash provided by operating activities		10,729	15,349	7,368

Cash flows from investing activities
Payments to acquire subsidiaries and businesses	26	—	(4,414)	(39,334)
Deferred consideration to acquire subsidiaries and businesses		(2,802)	(3,472)	(6,802)
Payments to acquire intangible assets		(8,981)	(7,851)	(6,085)
Disposal/ (acquisition) of financial assets		—	15,500	(6,500)
Proceeds from disposal of property, plant and equipment		808	84	205
Acquisition of property, plant and equipment		(3,713)	(8,262)	(4,751)

Net cash used in investing activities		(14,688)	(8,415)	(63,267)

Cash flows from financing activities
Proceeds from issue of ordinary share capital		7,116	454	25,265
Proceeds from borrowings, short-term debt		—	5,000	6,000
Proceeds from borrowings, long-term debt		—	—	24,000
Expenses paid in connection with share issue and debt financing		(624)	(70)	(1,526)
Repayment of long-term debt		(5,224)	(8,285)	(1,276)
Proceeds from new finance leases		—	2,087	78
Payment of finance lease liabilities		(787)	(294)	(276)
Repayment of convertible debt		—	—	(3,644)

Net cash provided by (used in) financing activities		481	(1,108)	48,621

(Decrease) / increase in cash and cash equivalents		(3,478)	5,826	(7,278)
Effects of exchange rate movements on cash held		(38)	53	218
Cash and cash equivalents at beginning of year		8,700	2,821	9,881

Cash and cash equivalents at end of year	17	5,184	8,700	2,821

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc and its subsidiaries, (“the Group”), are as follows:

a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). The IFRS applied are those effective for accounting periods beginning on or after 1 January 2008. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

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
DECEMBER 31, 2008
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
DECEMBER 31, 2008
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
DECEMBER 31, 2008
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

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash generating unit level. The goodwill and indefinite-lived assets were reviewed for impairment at December 31, 2006, December 31, 2007 and December 2008. See note 12.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the statement of operations.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of other assets in the cash-generating units on a pro-rata basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

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
DECEMBER 31, 2008

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
DECEMBER 31, 2008
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
DECEMBER 31, 2008
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
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

z)	New IFRS Standards and Interpretations not applied

The IASB and IFRIC have issued additional standards and interpretations which are effective for periods starting after January 1, 2008, some of which have not yet been adopted by the EU. The following standards and interpretations have yet to be adopted by the Group:

International Financial Reporting Standards (IFRS/IAS)		Effective date
IFRS 3	(Revised) Business Combinations	July 1, 2009 (adopted by the EU)
IFRS 8	Operating Segments	January 1, 2009 (adopted by the EU)
IAS 1
(amendment)	Presentation of Financial Statements	January 1, 2009 (not adopted by the EU)
IAS23 (amendment)	Borrowing Costs	January 1, 2009 (not adopted by the EU)
IAS 27	Consolidated and Separate Financial Statements	July 1, 2009 (not adopted by the EU)
IAS 32/ IAS 1 (amendment)	Puttable Instruments and Obligations arising on Liquidation	January 1, 2009 (not adopted by the EU)
IFRS 2 Share- based Payments	Vesting Conditions and Cancellations	January 1, 2009 (not adopted by the EU)
IAS 39 (amendment)	Eligible hedged items	July 1, 2009 (not adopted by the EU)
IFRS 1 (amendment)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate	January 1, 2009 (not adopted by the EU)

International Financial Reporting Interpretations Committee (IFRIC)
IFRIC 13	Customer Loyalty Programmes	January 1, 2009 (not adopted by the EU)
IFRIC 15	Agreements for the Construction of Real Estate	January 1, 2009 (not adopted by the EU)
IFRIC 16	Hedges of a Net Investment in a Foreign Operation	January 1, 2009 (not adopted by the EU)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
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

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.

a)	The distribution of revenue by geographical area based on location of assets was as follows:

Revenue

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2008	US$’000	US$’000	US$’000	US$’000	US$’000

Revenue from external customers	48,615	72,676	18,848	—	140,139
Inter-segment revenue	28,345	22,248	12,435	(63,028)	—

Total revenue	76,960	94,924	31,283	(63,028)	140,139

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2007	US$’000	US$’000	US$’000	US$’000	US$’000

Revenue from external customers	37,095	64,210	42,312	—	143,617
Inter-segment revenue	24,815	27,196	10,134	(62,145)	—

Total revenue	61,910	91,406	52,446	(62,145)	143,617

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2006	US$’000	US$’000	US$’000	US$’000	US$’000

Revenue from external customers	33,247	55,665	29,762	—	118,674
Inter-segment revenue	21,161	24,968	9,679	(55,808)	—

Total revenue	54,408	80,633	39,441	(55,808)	118,674

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
b)	The distribution of revenue by customers’ geographical area was as follows:

	December 31, 2008	December 31, 2007	December 31, 2006
Revenue	US$’000	US$’000	US$’000
Americas	69,915	68,481	60,748
Europe (including Ireland) *	43,481	43,631	34,452
Asia / Africa	26,743	31,505	23,474

	140,139	143,617	118,674

*	Revenue for customers in Ireland is not disclosed separately due to the immateriality of these revenues.
c)	The distribution of revenue by major product group was as follows:

	December 31, 2008	December 31, 2007	December 31, 2006
Revenue	US$’000	US$’000	US$’000
Clinical Laboratory	121,143	119,113	103,395
Point of care	18,996	24,504	15,279

	140,139	143,617	118,674

d)	The distribution of segment results by geographical area was as follows:

Year ended December 31, 2008

		Rest of World
	Americas	Ireland	Other	Total
	US$’000	US$’000	US$’000	US$’000
Result before exceptional expenses	807	10,848	(2,391)	9,264
Impairment expense (note 3)	(17,645)	(66,152)	(1,996)	(85,793)
Restructuring expenses (note 3)	(185)	(1,904)	—	(2,089)

Result after exceptional expenses	(17,023)	(57,208)	(4,387)	(78,618)

Unallocated expenses *				(957)

Operating loss				(79,575)
Net financing costs (note 4)				(2,095)
Loss before tax				(81,670)
Income tax credit (note 9)				3,892

Loss for the year				(77,778)

Year ended December 31, 2007

		Rest of World
	Americas	Ireland	Other	Total
	US$’000	US$’000	US$’000	US$’000
Result before goodwill impairment and restructuring expenses	15	10,868	447	11,330
Goodwill impairment (note 3)	—	(19,156)	—	(19,156)
Restructuring expenses (note 3)	(6,215)	(11,961)	(2,615)	(20,791)

Result after goodwill impairment and restructuring	(6,200)	(20,249)	(2,168)	(28,617)

Unallocated expenses *				(755)

Operating loss				(29,372)
Net financing costs (note 4)				(2,691)

Loss before tax				(32,063)
Income tax expense (note 9)				(3,309)

Loss for the year				(35,372)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
Year ended December 31, 2006

		Rest of World
	Americas	Ireland	Other	Total
	US$’000	US$’000	US$’000	US$’000
Result	(6,621)	10,790	(1,843)	2,326
Unallocated expenses *				(385)

Operating profit				1,941
Net financing costs (note 4)				(1,489)
Profit before tax				452
Income tax credit (note 9)				2,824

Profit for the year				3,276

*	Unallocated expenses represent head office general and administration costs of the Group which cannot be allocated to the results of any specific geographical area.

e)	The distribution of segment assets and segment liabilities by geographical area was as follows:

As at December 31, 2008

		Rest of World
	Americas	Ireland	Other	Total
	US$’000	US$’000	US$’000	US$’000
Assets and liabilities
Segment assets	58,248	128,907	19,630	206,785
Impairment (note 3)	(17,645)	(66,152)	(1,996)	(85,793)

Segment assets after goodwill impairment and restructuring	40,603	62,755	17,634	120,992
Unallocated assets:
Income tax assets (current and deferred)				3,333
Cash and cash equivalents				5,184

Total assets as reported in the Group balance sheet				129,509

Segment liabilities before restructuring	6,909	10,451	4,601	21,961
Impact of restructuring (note 22)	6	1,138	—	1,144

Segment liabilities after restructuring	6,915	11,589	4,601	23,105
Unallocated liabilities:
Income tax liabilities (current and deferred)				4,378
Interest-bearing loans and borrowings (current and non-current)				36,121

Total liabilities as reported in the Group balance sheet				63,604

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
As at December 31, 2007

		Rest of World
	Americas	Ireland	Other	Total
	US$’000	US$’000	US$’000	US$’000
Assets and liabilities
Segment assets before goodwill impairment and restructuring	61,551	154,285	24,090	239,926
Goodwill impairment (note 3)	—	(19,156)	—	(19,156)
Impact of restructuring	(5,469)	(10,626)	(2,115)	(18,210)

Segment assets after goodwill impairment and restructuring	56,082	124,503	21,975	202,560
Unallocated assets:
Income tax assets (current and deferred)				4,719
Cash and cash equivalents				8,700

Total assets as reported in the Group balance sheet				215,979

Segment liabilities before restructuring	5,885	15,387	4,390	25,662
Impact of restructuring (note 22)	808	691	517	2,016

Segment liabilities after restructuring	6,693	16,078	4,907	27,678
Unallocated liabilities:
Income tax liabilities (current and deferred)				9,323
Interest-bearing loans and borrowings (current and non-current)				42,133

Total liabilities as reported in the Group balance sheet				79,134

f)
The distribution of long-lived assets, which are property, plant and equipment, goodwill and intangible assets and other non-current assets (excluding deferred tax assets), by geographical area was as follows:

	December 31, 2008	December 31, 2007
	US$’000	US$’000
Rest of World — Ireland	33,511	95,675
Rest of World — Other	7,174	10,029
Americas	10,572	26,529

	51,257	132,233

g)	The distribution of depreciation and amortisation by geographical area was as follows:

	December 31, 2008	December 31, 2007	December 31, 2006
	US$’000	US$’000	US$’000
Depreciation:
Rest of World — Ireland	1,799	1,450	1,336
Rest of World — Other	1,149	1,537	1,163
Americas	1,477	1,354	1,237

	4,425	4,341	3,736

Amortisation:
Rest of World — Ireland	3,113	2,971	2,298
Rest of World — Other	206	151	104
Americas	297	296	285

	3,616	3,418	2,687

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
h)	The distribution of share-based payment expense by geographical area was as follows:

	December 31, 2008	December 31, 2007	December 31, 2006
	US$’000	US$’000	US$’000
Rest of World — Ireland	996	1,146	922
Rest of World — Other	38	37	24
Americas	132	220	195

	1,166	1,403	1,141

See note 19 for further information on share-based payments.

i)	The distribution of restructuring expenses (see note 3) by geographical area was as follows:

December 31, 2008
US$’000
Impairment:
Rest of World — Ireland	66,152
Rest of World — Other	1,996
Americas	17,645

85,793

Restructuring expenses:
Rest of World — Ireland	1,904
Rest of World — Other	—
Americas	185

2,089

Asset Impairments arose as a result of the annual impairment review which was performed on 31 December 2008 (see note 3).
The Board of Directors announced a restructuring of the business in December 2008, which resulted in certain one-off expenditure being incurred. These termination payments and other restructuring costs resulted in an after tax charge of $1.9 million (see note 3).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

December 31, 2007
US$’000
Impairment:
Rest of World — Ireland	19,156
Rest of World — Other	—
Americas	—

19,156

Restructuring expenses:
Rest of World — Ireland	11,961
Rest of World — Other	6,215
Americas	2,615

20,791

In 2007, the total restructuring expenses above of US$20,791,000 includes an inventory write off of US$11,772,000. As part of the restructuring plan (see note 3), Trinity Biotech undertook to reduce the number of products and instruments within the two key product lines of Haemostasis and Infectious Diseases. As a result, the Group has recognised US$11,772,000 for inventory written off relating to those Haemostasis and Infectious Diseases products and instruments being rationalised for the year ended December 31, 2007. The write off was included as part of the total restructuring expenses in cost of sales in the 2007 statement of operations. The distribution of the inventory write off by geographical area was as follows:

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

December 31, 2006
US$’000
Inventory provision
Rest of World — Ireland	1,751
Rest of World — Other	2,362
Americas	1,687

5,800

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
j)	The distribution of interest expense by geographical area was as follows:

	December 31, 2008	December 31, 2007	December 31, 2006
	US$’000	US$’000	US$’000
Rest of World — Ireland	1,817	2,595	1,982
Rest of World — Other	8	15	12
Americas	335	538	659

	2,160	3,148	2,653

k)	The distribution of taxation credit / (expense) by geographical area was as follows:

	December 31, 2008	December 31, 2007	December 31, 2006
	US$’000	US$’000	US$’000
Rest of World — Ireland	3,716	531	(1,156)
Rest of World — Other	9	(662)	975
Americas	167	(3,178)	3,005

	3,892	(3,309)	2,824

l)	During 2008, 2007 and 2006 there were no customers generating 10% or more of total revenues.

m)	The distribution of capital expenditure, including expenditure on non-current assets in business combinations, by geographical area was as follows:

	December 31, 2008	December 31, 2007
	US$’000	US$’000
Rest of World — Ireland	8,101	14,742
Rest of World — Other	1,239	3,130
Americas	3,507	3,199

	12,847	21,071

3.	IMPAIRMENT CHARGES AND RESTRUCTURING EXPENSES
Asset impairment charges totalling US$85,793,000 have been recognised in the statement of operations in the year ended December 31, 2008. In accordance with IAS 36 the Group carries out an annual impairment review of the asset valuations. The Group carries out its impairment review on 31 December each year. In determining whether a potential asset impairment exists, the Company considered a range of internal and external factors. One such factor was the relationship between the Group’s market valuation and the book value of its net assets.
Trinity Biotech’s market capitalization in the recent equity market conditions was significantly below the book value of its net assets. In such circumstances given the accounting standard guidance, the Group decided to recognize at December 31, 2008 a non-cash impairment charge of US$81.3 million after tax. The impairment was taken against goodwill and other intangible assets, property, plant and equipment and prepayments (see notes 11, 12 and 16). The tax impact of the impairment charges is described in note 9.
The Board of Directors announced a restructuring of the business in December 2008. The restructuring aimed to reduce costs through improved operational efficiency within the Group. As a result of the restructuring, there was a reduction in the size of the workforce, mainly affecting the sales, marketing and administration functions. Termination payments and other restructuring costs resulted in an after tax charge of US$1.9 million in the current year. Included in this amount is US$1.5 million relating to the resignation of Brendan Farrell as Chief Executive Officer in October 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
The impact of the above items on the statement of operations for the year ended December 31, 2008 was as follows:

	Impairment	Restructuring	Total
	US$’000	US$’000	US$’000

Selling, general & administration expenses
Impairment of PP&E (note 11)	13,095	—	13,095
Impairment of goodwill and other intangible assets (note 12)	71,684	—	71,684
Impairment of prepayments (note 16)	1,014	—	1,014

Employee termination payments (a)	—	589	589
Director’s compensation for loss of office and share option expense (b)	—	1,465	1,465
Other restructuring expenses	—	35	35

Total impairment loss and restructuring expenses before tax	85,793	2,089	87,882

Income tax impact of impairment loss and restructuring expenses (note 9)	(4,536)	(215)	(4,751)

Total impairment loss and restructuring expenses after tax	81,257	(1,874)	83,131

(a)
Under the restructuring plan announced in December 2008, the Group’s workforce was reduced by about 10%. The redundancies occurred in the Group’s US, Irish and German operations. The total redundancy costs amounted to US$589,000, of which an amount of US$156,000 is accrued at December 31, 2008.

(b)
An expense of US$1,465,000 was recorded in the current year in relation to the resignation of the former Chief Executive Officer, Brendan Farrell. Mr. Farrell left the company in October 2008. The expense comprises termination payments of US$1,283,000, of which US$988,000 is included in accrued restructuring expenses at December 31, 2008, and an accelerated share option expense of US$182,000.

In December 2007, the Board of Directors announced a restructuring of the business. The impact of this restructuring resulted in an after tax charge to the statement of operations of US$19,207,000 for the year ended December 31, 2007. In addition, the Group recognised an impairment loss of US$19,156,000 against goodwill (see note 12).
The restructuring included the following elements:
•	the rationalisation of the Haemostasis and Infectious Diseases reagent and instrumentation product lines;

•	the reorganisation of the US sales force;

•	the closure of the Group’s operation in Sweden;

•	the streamlining of the Group’s development activities and,

•	a redundancy programme to reduce headcount across the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
The impact of the above items on the statement of operations for the year ended December 31, 2007 was as follows:

	Impairment
	Loss	Restructuring	Total
Year Ended 31 December 2007	US$’000	US$’000	US$’000
Cost of sales
Inventory provision (a) (c)	—	11,772	11,772
Termination payments (c) (d)	—	953	953

	—	12,725	12,725

Research & development
Write-off of capitalised development and license costs (b)	—	6,667	6,667
Termination payments (c) (d)	—	240	240

	—	6,907	6,907

Selling, general & administration expenses
Impairment of goodwill (note 12)	19,156	—	19,156
Termination payments (c) (d)	—	842	842
Lease obligation provision (c)	—	116	116
Other	—	201	201

	19,156	1,159	20,315

Total inventory write off, restructuring expenses and goodwill impairment before tax	19,156	20,791	39,947
Income tax impact of inventory write off, restructuring expenses and goodwill impairment (note 9)
	—	(1,584)	(1,584)

Total inventory write off, restructuring expenses and goodwill impairment after tax	19,156	19,207	38,363

The non cash element of the restructuring expenses amounted to US$18,573,000 and the goodwill impairment of US$19,156,000 also had no cash impact.
(a)
Under the 2007 restructuring plan, Trinity Biotech undertook to reduce the number of products and instruments within the two key product lines of Haemostasis and Infectious Diseases. The purpose of the rationalisation was to reduce complexity in the business, to improve selling and operating efficiencies and to eliminate low revenue generating products. As a result, the Group recognised US$11,772,000, including US$147,000 in respect of the closure of the Swedish operation (see note (c)), for inventory written off relating to those Haemostasis and Infectious Diseases products and instruments being rationalised for the year ended December 31, 2007.

(b)
The Group decided to terminate or suspend a number of product development projects, which resulted in a write-off of capitalised development and license costs for the year ended December 31, 2007 of US$6,667,000.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
In December 2007, the Group announced its decision to focus on a smaller number of R&D projects, with a particular focus on projects which will make the greatest contribution to the strategic growth and development of the Group. Consequently, it was decided to terminate or suspend a number of projects. As a result, US$5,134,000 of development costs were written off for the year ended December 31, 2007. The write off of capitalised developments costs in 2007 related to a number of specific projects, the two most significant being the HIV over-the-counter (OTC) product and the development of the HIV Western Blot confirmatory test which accounts for US$2,772,000 of the total amount of capitalised development costs written off of US$5,134,000. The decision to suspend the HIV OTC project was based on an assessment of expected market size for this product. The Group’s market assessment, carried out in 2007, indicated that the market opportunity for this product was significantly less than was originally envisaged. The Group’s decision to suspend the development of its HIV Western Blot confirmatory test was also due to changes in the marketplace. The remaining development projects, which account for US$2,631,000 of the total capitalised development costs being written off in 2007 resulted from the strategic decision made by the Group in 2007 to focus on a smaller number of R&D projects.
Based on the decision to suspend a number of projects, US$439,000 was also written off for license costs which were capitalised in prior years. These license costs related to projects which have been written off in the year ended December 31, 2007.
A further of US$1,094,000 was written off technology intangible assets acquired from bioMerieux. This represented the portion of such assets which related to instruments and reagents which were being culled as part of the 2007 restructuring (see note 12).
(c)
As part of the restructuring announced in December 2007, Trinity Biotech decided to close its manufacturing facility located in Umea, Sweden. This facility manufactured a portion of the Group’s Haemostasis products and was acquired as part of the Biopool AB acquisition in 2001. The manufacture of these products was transferred to the Group’s Irish and US facilities during 2008. As part of the closure of this facility, the Group recognised an inventory write off of US$147,000 and a write down of property, plant and equipment of US$42,000. A total of US$448,000 was accrued at December 31, 2007 which consisted of termination payments of US$332,000, and lease obligations of US$116,000.

(d)
The reduction in the number of products, the more focused R&D approach and the closure of the Swedish operation enabled the Group to reduce its workforce and consequently total redundancy costs of US$1,470,000 were accrued for at December 31, 2007 (see note 22).

4.	FINANCIAL INCOME AND EXPENSES

		December 31, 2008	December 31, 2007	December 31, 2006
	Note	US$’000	US$’000	US$’000

Financial income:
Interest income		65	457	1,164

Financial expense:
Finance lease interest		(123)	(65)	(27)
Interest payable on interest bearing loans and borrowings	20	(1,912)	(2,834)	(2,167)
Convertible note interest	21	—	—	(278)
Other interest expense		(125)	(249)	(181)

		(2,160)	(3,148)	(2,653)

Net Financing Costs		(2,095)	(2,691)	(1,489)

Other interest expense recognised in 2008, 2007 and 2006 mainly comprises an interest expense arising from the discounting of the deferred consideration payable to bioMerieux, resulting from the acquisition of the haemostasis business during 2006, to reflect the present value of this additional consideration, see note 23.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
5.	OTHER OPERATING INCOME

	December 31, 2008	December 31, 2007	December 31, 2006
	US$’000	US$’000	US$’000

Rental income from premises	237	233	204
Employment / training grants	936	180	71

	1,173	413	275

6.	(LOSS)/ PROFIT BEFORE TAX
The following amounts were charged / (credited) to the statement of operations:

	December 31, 2008	December 31, 2007	December 31, 2006
	US$’000	US$’000	US$’000
Directors’ emoluments (including non- executive directors):
Remuneration	1,617	2,370	2,213
Pension	241	147	119
Compensation for loss of office	1,283	—	—
Share based payments	776	920	732
Other	44	—	—
Auditors’ remuneration
Audit fees	809	1,544	629
Non audit fees	31	77	50
Depreciation — leased assets	372	260	120
Depreciation — owned assets	4,053	4,081	3,616
Amortisation	3,616	3,418	2,687
(Profit) / loss on the disposal of property, plant and equipment	(682)	16	(2)
Net foreign exchange differences	(224)	68	(240)
Operating lease rentals:
Plant and machinery	31	38	85
Land and buildings	4,421	3,798	2,838
Other equipment	437	407	240
7.	PERSONNEL EXPENSES

	December 31, 2008	December 31, 2007	December 31, 2006
	US$’000	US$’000	US$’000

Wages and salaries	48,755	48,385	42,113
Social welfare costs	5,338	5,118	4,407
Pension costs	1,442	1,388	987
Share-based payments	1,166	1,403	1,141

	56,701	56,294	48,648

Personnel expenses are shown net of capitalisations. Total personnel expenses (wages and salaries, social welfare costs and pension costs), inclusive of amounts capitalised, for the year ended December 31, 2008 amounted to US$61,644,000 (2007: US$60,502,000) (2006: US$49,647,000). Total share based payments, inclusive of amounts capitalised in the balance sheet, amounted to US$1,193,000 for the year ended December 31, 2008 (2007: US$1,482,000) (2006: US$1,262,000). See note 19.
Included in personnel expenses for the year ended December 31, 2008 is US$589,000 which relates to termination payments resulting from the restructuring announced in December 2008 (see note 3).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
The average number of persons employed by the Group in the financial year was 757 (2007: 802) (2006: 794) and is analysed into the following categories:

	December 31,	December 31,	December 31,
	2008	2007	2006
Research and development	57	51	44
Administration and sales	261	268	246
Manufacturing and quality	439	483	504

	757	802	794

8.	PENSION SCHEME
The Group operates defined contribution pension schemes for certain of its full time employees. The benefits under these schemes are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income amounted to US$1,442,000 (2007: US$1,388,000) (2006: US$987,000) (note 7). The pension accrual for the Group at December 31, 2008 was US$332,000 (2007: US$NIL), (2006: US$NIL).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
9.	INCOME TAX (CREDIT) / EXPENSE

(a)	The charge for tax based on the (loss) / profit comprises:

	December 31, 2008	December 31, 2007	December 31, 2006
	US$’000	US$’000	US$’000
Current tax expense
Corporation tax at 12.5%	58	60	519
Manufacturing relief	—	—	(49)

	58	60	470
Overseas tax (a)	35	114	25
Adjustment in respect of prior years (b)	(33)	(67)	(290)

Total current tax expense	60	107	205

Deferred tax (credit) / expense (c)
Origination and reversal of temporary differences (see note 13)	(3,858)	(1,042)	(107)
Origination and reversal of net operating losses (see note 13)	(94)	4,244	(2,922)

Total deferred tax (credit) / expense	(3,952)	3,202	(3,029)

Total income tax (credit) / charge in income statement (d)	(3,892)	3,309	(2,824)

(a)	The overseas tax charge in 2008, 2007 and 2006 relates primarily to US State Taxes.

(b)
The credit in 2008 relates primarily to the release of a provision for US State taxes at December 31, 2007 which was not considered to be required. The credit in 2007 principally arises in respect of the finalisation of a claim for Irish Research and Development Tax Credits (“R&D tax credits”) in respect of the year ended December 31, 2006. The credit in 2006 of US$290,000 relates primarily to the release of US$200,000 that had been provided at December 31, 2005 which was not considered to be required at December 31, 2006. The remaining US$90,000 principally arises in respect of the finalisation of a claim for R&D tax credits in respect of the year ended December 31, 2005.

(c)
In 2008 there was a deferred tax credit of US$3,744,000 (2007: US$538,000) recognised in respect of Ireland. In 2008 there was a deferred tax credit of US$208,000 (2007: US$3,740,000 expense) recognised in respect of overseas tax jurisdictions.

(d)
The tax credit in 2008 includes a deferred tax credit of US$4,536,000 relating to the impairment and a deferred tax credit of US$215,000 relating to the restructuring (see note 3). The income tax charge in 2007 includes a deferred tax credit of US$1,584,000 relating to the restructuring (see note 3). The income tax charge in 2007 also includes a tax expense of US$3,780,000 relating to the derecognition of deferred tax assets previously recognised, which primarily arose on tax losses carried forward in the Group’s US operations. The derecognition of these deferred tax assets was considered appropriate in light of the increased tax losses caused by the restructuring and uncertainty over the timing of the utilisation of the tax losses.

	December 31, 2008	December 31, 2007	December 31, 2006
Effective tax rate	US$’000	US$’000	US$’000
(Loss) / profit before taxation	(81,670)	(32,063)	452
As a percentage of (loss) / profit before tax:
Current tax	0.07%	(0.34%)	46.32%
Total (current and deferred)	4.76%	(10.32%)	(625.44)%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective total tax rate for the Group:

	December 31, 2008	December 31, 2007	December 31, 2006
Irish corporation tax	12.50%	12.50%	12.50%
Manufacturing relief	—	—	(10.76%)
Adjustments in respect of prior years	0.04%	0.21%	(64.15%)
Effect of tax rates on overseas earnings	1.67%	5.08%	(529.98%)
Effect of non deductible expenses	(6.48%)	(8.24%)	43.90%
Effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised	(3.21%)	(9.00%)	—
Effect of derecognition of deferred tax assets relating to loss carryforwards and temporary differences at the start of the period	—	(11.79%)	—
Effect of benefit of loss carryforwards	—	—	(25.18%)
Effect of Irish income taxable at higher tax rate	(0.05%)	(0.13%)	2.44%
R&D tax credit	0.29%	1.05%	(54.21%)

Effective tax rate	4.76%	(10.32%)	(625.44%)
Deferred tax recognised directly in equity

	December 31, 2008	December 31, 2007	December 31, 2006
	US$’000	US$’000	US$’000
Relating to forward contracts as hedged instruments	26	23	4

	26	23	4
(b)	The distribution of (loss)/profit before taxes by geographical area was as follows:

	December 31, 2008	December 31, 2007	December 31, 2006
	US$’000	US$’000	US$’000
Rest of World — Ireland	(59,917)	(23,143)	9,585
Rest of World — Other	(4,395)	(2,182)	(1,855)
Americas	(17,358)	(6,738)	(7,278)

	(81,670)	(32,063)	452

(c)	At December 31, 2008, the Group had unutilised net operating losses as follows:

	December 31, 2008	December 31, 2007	December 31, 2006
	US$’000	US$’000	US$’000
USA	10,167	9,158	8,138
France	1,812	1,085	264
Germany	3,245	3,540	2,320
Ireland	290	290	290
UK	197	160	580

	15,711	14,233	11,592

The utilisation of these net operating loss carryforwards is limited to future profits in the USA, France, Germany, Ireland and the UK. The US net operating loss has a maximum carryforward of 20 years. US$3,043,000 of the net operating losses in the USA will expire by December 31, 2024, US$5,095,000 will expire by December 31, 2026, US$1,316,000 will expire by December 31, 2027 and US$713,000 will expire by December 31, 2028. The French, German, Irish and UK net operating losses can be carried forward indefinitely.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
At December 31, 2008, the Group recognised a deferred tax asset of US$133,000 (2007: US$203,000) in respect of net operating loss carryforwards in Germany and the UK, as there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilised before they expire. The utilisation of these net operating loss carryforwards is limited to future profits in Germany and the UK.
At December 31, 2008, the Group had unrecognised deferred tax assets in respect of unused tax losses, unused tax credits and deductible temporary differences as follows:

	December 31, 2008	December 31, 2007	December 31, 2006
	US$’000	US$’000	US$’ 000
USA — unused tax losses	4,126	3,717	—
Germany — unused tax losses	866	945	—
France — unused tax losses	598	290	87
Ireland — unused tax losses	73	73	—
USA — unused tax credits	346	314	185
USA—deductible temporary differences	3,464	1,600

Unrecognised Deferred Tax Asset	9,473	6,939	272

A deferred tax asset of US$4,126,000 (2007: US$3,717,000) in respect of net operating losses in the USA, US$866,000 (2007: US$945,000) in respect of net operating losses in Germany, US$598,000 (2007: US$290,000) in respect of net operating losses in France and US$73,000 (2007: US$73,000) in respect of net operating losses in Ireland were not recognised at December 31, 2008 due to uncertainties regarding full utilisation of these losses in the related tax jurisdiction in future periods (see note 13). The Group has US state credit carryforwards of US$346,000 at December 31, 2008 (2007: US$314,000). A deferred tax asset of US$346,000 (2007: US$314,000) in respect of US state credit carryforwards was not recognised in 2008 due to uncertainties regarding future full utilisation of these state credit carryforwards in the related tax jurisdiction in future periods. Excepting state credit carryforwards of US$5,000 which expire by December 31, 2009, the balance of the state credits carry forward indefinitely.
(d)	There are no income tax consequences for the Company attaching to the payment of dividends by Trinity Biotech plc to shareholders of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
10.	(LOSS)/ EARNINGS PER SHARE
Basic (loss)/ earnings per ordinary share
Basic (loss)/ earnings per ordinary share for the Group is computed by dividing the loss after taxation of US$77,778,000 (2007: loss after tax of US$35,372,000) (2006: profit after tax of US$3,276,000) for the financial year by the weighted average number of ‘A’ ordinary and ‘B’ ordinary shares in issue of 81,394,075 (2007: 76,036,579) (2006: 70,693,753). 1,400,000 of the total weighted average shares used as the EPS denominator relate to the 700,000 ‘B’ ordinary shares in issue. In all respects these shares are treated the same as ‘A’ ordinary shares except for the fact that they have two voting rights per share, rights to participate in any liquidation or sale of the Group and to receive dividends as if each Class ‘B’ ordinary share were two Class ‘A’ ordinary shares. Hence the (loss)/ earnings per share for a ‘B’ ordinary share is exactly twice the (loss)/ earnings per share of an ‘A’ ordinary share.

	December 31,	December 31,	December 31,
	2008	2007	2006

‘A’ ordinary shares	79,994,075	74,636,579	69,293,753
‘B’ ordinary shares (multiplied by 2)	1,400,000	1,400,000	1,400,000

Basic (loss)/ earnings per share denominator	81,394,075	76,036,579	70,693,753

Reconciliation to weighted average earnings per share denominator:
Number of A ordinary shares at January 1 (note 18)	74,756,765	73,601,497	60,041,521
Number of B ordinary shares at January 1 (multiplied by 2)	1,400,000	1,400,000	1,400,000
Weighted average number of shares issued during the year	5,237,310	1,035,082	9,252,232

Basic (loss)/ earnings per share denominator	81,394,075	76,036,579	70,693,753

The weighted average number of shares issued during the year is calculated by taking the number of shares issued by the number of days in the year each share is in issue divided by 365 days.
Diluted (loss)/ earnings per ordinary share
Diluted (loss)/ earnings per ordinary share is computed by dividing the loss after tax of US$77,778,000 (2007: loss after tax of US$35,372,000) (2006: profit after tax of US$3,276,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 81,394,075 (2007: 76,036,579) (2006: 72,125,740).
The basic weighted average number of shares for the Group may be reconciled to the number used in the diluted (loss)/ earnings per ordinary share calculation as follows:

	December 31,	December 31,	December 31,
	2008	2007	2006

Basic (loss)/ earnings per share denominator (see above)	81,394,075	76,036,579	70,693,753
Issuable on exercise of options and warrants	—	—	1,431,987

Diluted (loss)/ earnings per share denominator *	81,394,075	76,036,579	72,125,740

*
At December 31, 2008, the number of shares issuable on the exercise of options and warrants is not dilutive. At December 31, 2007, the number of shares issuable on the exercise of options and warrants was anti-dilutive and hence the diluted (loss)/ earnings per share was calculated excluding the number of shares issuable on the exercise of options and warrants. If the number of shares issuable on the exercise of options and warrants had not been anti-dilutive, 1,854,825 shares issuable on the exercise of options and warrants would have been included in the diluted (loss)/ earnings per share denominator in 2007. The after tax effect of the interest saving on convertible notes is nil in 2007 as the final interest payment on the convertibles notes was paid on January 2, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
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
Basic (loss)/ earnings per ADS for the Group is computed by dividing the loss after taxation of US$77,778,000 (2007: loss after tax of US$35,372,000) (2006: profit after tax of US$3,276,000) for the financial year by the weighted average number of ADS in issue of 20,348,519 (2007: 19,009,144) (2006:17,673,438).

	December 31,	December 31,	December 31,
	2008	2007	2006

‘A’ ordinary shares — ADS	19,998,519	18,659,144	17,323,438
‘B’ ordinary shares — ADS	350,000	350,000	350,000

Basic (loss)/ earnings per share denominator	20,348,519	19,009,144	17,673,438

Diluted (loss)/ earnings per ADS for the Group is computed by dividing the loss after taxation of US$77,778,000 (2007: loss after tax of US$35,372,000) (2006: profit after tax of US$3,276,000) for the financial year, by the diluted weighted average number of ADS in issue of 20,348,519 (2007: 19,009,144) (2006: 18,031,435).
The basic weighted average number of ADS shares for the Group only may be reconciled to the number used in the diluted earnings per ADS share calculation as follows:

	December 31, 2008	December 31, 2007	December 31, 2006
Basic (loss)/ earnings per share denominator (see above)	20,348,519	19,009,144	17,673,438
Issuable on exercise of options and warrants	—	—	357,997
Issuable on conversion of convertible notes	—	—	—

Diluted (loss)/ earnings per share denominator *	20,348,519	19,009,144	18,031,435

*
At December 31, 2008, the number of ADSs issuable on the exercise of options and warrants is not dilutive. At December 31, 2007, the number of ADSs issuable on the exercise of options and warrants was anti-dilutive and hence the diluted (loss)/ earnings per share was calculated excluding the number of ADSs issuable on the exercise of options and warrants. If the number of ADSs issuable on the exercise of options and warrants had not been anti-dilutive, 463,706 ADSs issuable on the exercise of options and warrants would have been included in the diluted (loss)/ earnings per ADS denominator in 2007.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
11.	PROPERTY, PLANT AND EQUIPMENT

			Computers,
	Freehold land	Leasehold	fixtures and	Plant and
	and buildings	improvements	fittings	equipment	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2007	5,439	3,407	5,022	22,448	36,316
Acquisitions through business combinations (note 26)	—	—	—	23	23
Other additions	15	266	549	7,856	8,686
Disposals / retirements	—	—	(52)	(1,107)	(1,159)
Exchange adjustments	382	2	9	446	839

At December 31, 2007	5,836	3,675	5,528	29,666	44,705

At January 1, 2008	5,836	3,675	5,528	29,666	44,705
Additions	34	41	313	3,551	3,939
Disposals / retirements	—	(34)	(126)	(1,642)	(1,802)
Exchange adjustments	(154)	—	(9)	(185)	(348)

At December 31, 2008	5,716	3,682	5,706	31,390	46,494

Accumulated depreciation and impairment losses
At January 1, 2007	(818)	(1,317)	(2,614)	(9,312)	(14,061)
Charge for the year	(119)	(347)	(799)	(3,076)	(4,341)
Disposals / retirements	—	—	52	430	482
Restructuring write off	—	—	—	(133)	(133)
Exchange adjustments	(33)	(2)	(1)	(207)	(243)

At December 31, 2007	(970)	(1,666)	(3,362)	(12,298)	(18,296)

At January 1, 2008	(970)	(1,666)	(3,362)	(12,298)	(18,296)
Charge for the year	(124)	(381)	(621)	(3,299)	(4,425)
Impairment loss	—	(1,149)	(1,185)	(10,761)	(13,095)
Disposals / retirements	—	35	81	944	1,060
Exchange adjustments	17	—	6	94	117

At December 31, 2008	(1,077)	(3,161)	(5,081)	(25,320)	(34,639)

Carrying amounts
At December 31, 2008	4,639	521	625	6,070	11,855

At December 31, 2007	4,866	2,009	2,166	17,368	26,409

The annual impairment review performed at December 31, 2008, showed that the carrying value of the Group’s assets exceeded the amount to be recovered through use or sale of the assets by a total of US$97,126,000. The details of the impairment review are described in note 12. When an impairment loss is identified in a cash generating unit, it must be first allocated to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. In this manner, an impairment loss of US$13,095,000 has been allocated to property, plant and equipment. The recoverable amount of property, plant and equipment was determined to be the value in use of each cash generating unit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
The impairment loss relating to property, plant and equipment arose in the following cash generating units:

US$’000
Trinity Biotech Manufacturing Limited	9,709
Biopool US Inc	2,821
Primus Corporation Inc	377
Trinity Biotech France SARL	179
Trinity Biotech (UK Sales) Limited	9

13,095

Assets held under operating leases (where the Company is the lessor)
Included in the carrying amount of property, plant and equipment are a number of assets included in plant and equipment which generate operating lease revenue for the Group. The net book value of these assets as at December 31, 2008 is US$768,000 (2007: US$3,913,000). Depreciation charged on these assets in 2008 amounted to US$1,082,000 (2007: US$1,527,000). Impairment charged on these assets amounted to US$2,373,000 in 2008.
Included in disposals/ retirements in 2008 is US$612,000 (2007: US$550,000) relating to the net book value of leased instruments reclassified as inventory on return from customers.
Assets held under finance leases
Included in the carrying amount of property, plant and equipment is an amount for capitalised leased assets of US$537,000 (2007: US$2,913,000). Impairment charged on these assets amounted to US$1,987,000 in 2008. The leased equipment secures the lease obligations (note 27). The depreciation charge in respect of capitalised leased assets for the year ended December 31, 2008 was US$372,000 (2007: US$260,000). This is split as follows:

	Freehold		Computers,
	land and	Leasehold	fixtures and	Plant and
	buildings	improvements	fittings	equipment	Total
At December 31, 2008	US$’000	US$’000	US$’000	US$’000	US$’000

Depreciation charge	—	43	46	283	372
Impairment charge	—	168	280	1,539	1,987
Carrying value
At December 31, 2008	—	33	55	449	537

	Freehold		Computers,
	land and	Leasehold	fixtures and	Plant and
	buildings	improvements	fittings	equipment	Total
At December 31, 2007	US$’000	US$’000	US$’000	US$’000	US$’000

Depreciation charge	—	43	46	171	260
Carrying value
At December 31, 2007	—	244	382	2,287	2,913

Property, plant and equipment under construction
Included in plant and equipment at December 31, 2008 is an amount of US$148,000 (2007: US$92,000) relating to assets in the course of construction. A further US$56,000 was included as assets under construction in 2008, relating to plant and equipment which was not fully completed by December 31, 2008. These assets were not depreciated in 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
12.	GOODWILL AND INTANGIBLE ASSETS

		Development	Patents and
	Goodwill	costs	licences	Other	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2007	76,617	18,240	10,093	23,719	128,669
Acquisitions, through business combinations (note 26)	2,982	—	—	1,500	4,482
Other additions	—	7,508	—	372	7,880
Exchange adjustments	—	64	—	11	75

At December 31, 2007	79,599	25,812	10,093	25,602	141,106

At January 1, 2008	79,599	25,812	10,093	25,602	141,106
Additions	—	8,426	—	482	8,908
Exchange adjustments	—	(26)	—	(6)	(32)

At December 31, 2008	79,599	34,212	10,093	26,078	149,982

Accumulated amortisation and Impairment losses
At January 1, 2007	—	(950)	(2,123)	(3,828)	(6,901)
Charge for the year	—	(547)	(797)	(2,074)	(3,418)
Goodwill impairment	(19,156)	—	—	—	(19,156)
Restructuring write off (note 3)	—	(5,134)	(1,533)	—	(6,667)
Exchange adjustments	—	(31)	—	(5)	(36)

At December 31, 2007	(19,156)	(6,662)	(4,453)	(5,907)	(36,178)

At January 1, 2008	(19,156)	(6,662)	(4,453)	(5,907)	(36,178)
Charge for the year	—	(750)	(627)	(2,239)	(3,616)
Impairment loss	(40,390)	(21,480)	(3,728)	(6,086)	(71,684)
Exchange adjustments	—	18	—	3	21

At December 31, 2008	(59,546)	(28,874)	(8,808)	(14,229)	(111,457)

Carrying amounts
At December 31, 2008	20,053	5,338	1,285	11,849	38,525

At December 31, 2007	60,443	19,150	5,640	19,695	104,928

Included within development costs are costs of US$3,453,000 which were not amortised in 2008 (2007: US$12,333,000). These development costs are not being amortised as the projects to which the costs relate were not fully complete at December 31, 2008 or at December 31, 2007. As at December 31, 2008 these projects are expected to be completed during the period from January 1, 2009 to June 30, 2010 at an expected approximate further cost of US$5.0 million.
Other intangible assets consist primarily of acquired customer and supplier lists, trade names, website and software costs.
Amortisation is charged to the statement of operations through the selling, general and administrative expenses line.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
Included in other intangibles are the following indefinite lived assets:

	December 31, 2008	December 31, 2007
	US$’000	US$’000
Fitzgerald trade name	970	970
RDI trade name	560	560
Primus trade name	418	1,870

	1,948	3,400

No trade names were purchased as part of the 2007 or 2006 acquisitions (note 26). The trade name assets purchased as part of the acquisition of Primus and RDI in 2005 and Fitzgerald in 2004 were valued by an external valuer using the relief from royalty method and based on factors such as (1) the market and competitive trends and (2) the expected usage of the name. It was considered that these trade names will generate net cash inflows for the Group for an indefinite period.
Impairment testing for intangibles including goodwill and indefinite lived assets
Goodwill and other intangibles with indefinite lives are tested annually for impairment at each balance sheet date at a cash-generating unit (“CGU”) level, i.e. the individual legal entities. For the purpose of these annual impairment reviews goodwill is allocated to the relevant CGU.
The recoverable amount of goodwill and intangible assets contained in each of the Group’s CGU’s is determined based on the greater of the fair value less cost to sell and value in use calculations. The Group operates in one business segment and accordingly the key assumptions are similar for all CGU’s. The value in use calculations use cash flow projections based on the 2009 budget and projections for a further four years using a projected revenue growth rate of 3% and a cost growth rate of 3%. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate are used in the value in use calculations. The cashflows and terminal values for the CGU’s are discounted using pre-tax discount rates which range from 8% to 41%.
The impairment review carried out at December 31, 2008 identified a total impairment loss of US$97,126,000 in six CGU’s. In other words, the carrying value of their net assets exceeded the discounted future cashflows by a total of US$97,126,000. The impairment loss arose from the impairment review performed on Trinity Biotech Manufacturing Limited, Biopool US Inc, Trinity Biotech (UK Sales) Limited, Primus Corporation, Clark Laboratories Inc. and Trinity Biotech France SARL.
In accordance with IAS 36, Impairment of Assets, the impairment loss for each CGU was first allocated to reduce the carrying amount of any goodwill allocated to the CGU, then to other assets of the unit pro rata on the basis of the carrying amount of each asset in the CGU. The full impairment loss for Biopool US Inc and Trinity Biotech France SARL could not be reflected in the 2008 financial statements for these entities because each of these entities had insufficient assets to write down after excluding those assets with a known recoverable amount. The amount of impairment loss that could not be recorded for Biopool US Inc and Trinity Biotech France SARL was US$10,279,000 and US$1,054,000 respectively. As a result, the impairment loss that was recorded in the 2008 financial statements was US$85,793,000.
The table below sets forth the impairment loss recorded for each of the CGU’s at December 31, 2008:

US$’000
Trinity Biotech Manufacturing Limited	57,889
Primus Corporation Inc.	13,988
Biopool US Inc.	8,649
Trinity Biotech (UK Sales) Limited	3,036
Trinity Biotech France SARL	1,973
Clark Laboratories Inc.	258

Total impairment loss	85,793

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
The table below sets forth the breakdown of the impairment loss for each class of asset at December 31, 2008:

US$’000
Goodwill and other intangible assets	71,684
Property, plant and equipment (see note 11)	13,095
Prepayments (see note 16)	1,014

Total impairment loss	85,793

The impairment loss at December 31, 2008 allocated to goodwill arose on the following acquisitions:

US$’000
bioMerieux	19,886
Primus Corporation	7,688
Biopool	4,486
Sigma Clinical Chemistry	4,005
Adaltis	1,952
Sterilab Services	905
Nephrotek SARL	677
Other	791

Total impairment loss allocated to goodwill	40,390

The value in use calculation and the impairment charge arising therefrom are subject to significant estimation, uncertainty and accounting judgements and are particularly sensitive in the following areas. In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, there would be the following impact on the level of the goodwill impairment loss recorded at December 31, 2008:
•	An increase in impairment of US$5.3 million in the event of a 10% decrease in the growth in revenues.

•	A decrease in impairment of US$5.0 million in the event of a 10% increase in the growth in revenues.
Similarly if there was a 10% variation in the discount rate used to calculate the potential goodwill impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be the following impact on the level of the goodwill impairment loss recorded at December 31, 2008:
•	An increase in impairment of US$4.8 million in the event of a 10% increase in the discount rate.

•	A decrease in impairment of US$4.7 million in the event of a 10% decrease in the discount rate.
Impairment loss arising on annual impairment review in 2007
Arising from the 2007 impairment review, an impairment loss of US$19,156,000 was recognised in the financial statements for the year ended December 31, 2007, representing the excess of the carrying value over the discounted future cashflows. This impairment loss arose in Trinity Biotech Manufacturing Limited, one of the Group’s CGU’s. Trinity Biotech Manufacturing Limited manufactures haemostasis, infectious diseases, point of care and clinical chemistry products at its plant in Bray, Ireland, which are then sold to third party distributors and other selling entities within the Group. The impairment loss was allocated entirely to goodwill and in particular to goodwill arising on the following acquisitions:

December 31, 2007
US$’000
Bartels	7,340
Cambridge	3,005
Ortho	783
Dade	8,028

19,156

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
In 2007 this impairment loss was allocated to the goodwill arising on the abovementioned acquisitions as sales of the products associated with each of these acquisitions are now static or declining.
Impairment loss on bioMerieux technology asset
In December 2007, the Group announced a restructuring of its activities (see note 3). As part this restructuring, the Group decided to rationalise its three existing haemostasis product lines with a view to creating a single product line consisting of the best products from each line. As a direct consequence, a number of the Group’s haemostasis products were identified for culling, including a number of products acquired from bioMerieux in 2006. As a result, the Group recognised in 2007 a specific impairment loss of US$1,094,000 against the carrying value of the technology assets acquired from bioMerieux. The impairment loss represented 25% of the carrying value of the technology assets at the date of the group restructuring, as the products being culled represent approximately 25% of sales of those products acquired from bioMerieux. The remaining useful economic life of the remaining 75% of the carrying value of the technology asset was unaffected and was amortised on a straight line basis, through December 31, 2008. No other assets were impaired in 2007 as a direct result of the product rationalisation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
13.	DEFERRED TAX ASSETS AND LIABILITIES
Recognised deferred tax assets and liabilities
Deferred tax assets and liabilities of the Group are attributable to the following:

	Assets		Liabilities		Net
	2008	2007	2008	2007	2008	2007
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Property, plant and equipment	1,285	15	(885)	(1,618)	400	(1,603)
Intangible assets	—	—	(3,069)	(6,998)	(3,069)	(6,998)
Inventories	1,214	1,733	—	—	1,214	1,733
Provisions	255	1,520	—	—	255	1,520
Other items	—	466	(419)	(621)	(419)	(155)
Tax value of loss carryforwards recognised	297	203	—	—	297	203

Deferred tax assets/(liabilities)	3,051	3,937	(4,373)	(9,237)	(1,322)	(5,300)

The deferred tax asset in 2008 is due mainly to deductible temporary differences and the elimination of unrealised intercompany inventory profit. The deferred tax asset decreased in 2008 principally due to an increase in unrecognised deferred tax assets. As deferred tax assets are only recognised where there is a reversing deferred tax liability in the same jurisdiction reversing in the same period, the recognised deferred tax asset decreases in line with the decrease in deferred tax liabilities.
At December 31, 2008, the Group recognised a deferred tax asset of US$133,000 (2007: US$203,000) in respect of net operating loss carryforwards in Germany and the UK, as there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilised before they expire. The utilisation of these net operating loss carryforwards is limited to future profits in Germany and the UK.
The deferred tax liability is caused by the net book value of non current assets being greater than the tax written down value of non current assets, temporary differences due to the acceleration of the recognition of certain charges in calculating taxable income permitted in Ireland, the USA and Germany, and deferred tax recognised on fair value asset uplifts in connection with business combinations. The deferred tax liability decreased in 2008, principally due to the elimination of deferred tax recognised on fair value uplifts in connection with business combinations which were impaired in 2008.
Deferred tax assets and liabilities are only offset when the entity has a legally enforceable right to set off current tax assets against current tax liabilities and where the intention is to settle current tax liabilities and assets on a net basis or to realise the assets and settle the liabilities simultaneously. At December 31, 2008 and at December 31, 2007 no deferred tax assets and liabilities are offset as it is not certain as to whether there is a legally enforceable right to set off current tax assets against current tax liabilities and it is also uncertain as to what current tax assets may be set off against current tax liabilities and in what periods.
Unrecognised deferred tax assets
Deferred tax assets have not been recognised by the Group in respect of the following items:

	December 31, 2008	December 31, 2007
	US$’000	US$’000
Deductible temporary differences	8,536	3,944
Capital losses	6,138	6,138
US state credit carryforwards	346	314
Net operating losses	15,248	13,560

	30,268	23,956

No deferred tax asset is recognised in 2008 or 2007 in respect of a capital loss forward of US$6,138,000 in Ireland as it was not probable that there will be future capital gains against which to offset these capital losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
A deferred tax asset of US$4,126,000 (2007: US$3,717,000) in respect of net operating losses of US$10,167,000 (2007: US$9,158,000) in the US was not recognised due to uncertainties regarding the timing of the utilisation of these losses in the related tax jurisdiction in future periods. A deferred tax asset of US$3,464,000 (2007: US$1,600,000) in respect of deductible temporary differences of US$8,536,000 (2007: $3,944,000) in the US was not recognised due to uncertainties regarding the timing of the utilisation of these temporary differences in the related tax jurisdiction in future periods.
A deferred tax asset of US$346,000 (2007: US$314,000) in respect of US state credit carryforwards was not recognised due to uncertainties regarding the timing of the utilisation of these state credit carryforwards in the related tax jurisdiction in future periods.
A deferred tax asset of US$866,000 (2007: US$945,000) in respect of net operating losses of US$2,979,000 (2007: US$3,232,000) in Germany was not recognised due to uncertainties regarding the timing of the utilisation of these losses in the related tax jurisdiction in future periods.
A deferred tax asset of US$73,000 (2007: US$73,000) in respect of net operating losses of US$290,000 (2007: US$290,000) in Ireland was not recognised due to uncertainties regarding the timing of the utilisation of these losses in the related tax jurisdiction in future periods.
A deferred tax asset of US$598,000 (2007: US$290,000) in respect of net operating losses of US$1,812,000 (2007: US$880,000) in France was not recognised due to uncertainties regarding the timing of the utilisation of these losses in the related tax jurisdiction in future periods.
Unrecognised deferred tax liabilities
At December 31, 2008 and 2007, there was no recognised or unrecognised deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries. The Company is able to control the timing of the reversal of the temporary differences of its subsidiaries and it is probable that these temporary differences will not reverse in the foreseeable future.
Movement in temporary differences during the year

	Balance				Balance
	January, 1	Recognised in	Recognised on	Recognised	December 31,
	2008	income	acquisitions	in equity	2008
	US$’000	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	(1,603)	2,003	—	—	400
Intangible assets	(6,998)	3,929	—	—	(3,069)
Inventories	1,733	(519)	—	—	1,214
Provisions	1,520	(1,265)	—	—	255
Other items	(155)	(290)	—	26	(419)
Tax value of loss carryforwards recognised	203	94	—	—	297

	(5,300)	3,952	—	26	(1,322)

	Balance				Balance
	January, 1	Recognised in	Recognised on	Recognised	December 31,
	2007	income	acquisitions	in equity	2007
	US$’000	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	(1,723)	120	—	—	(1,603)
Intangible assets	(6,285)	(428)	(285)	—	(6,998)
Inventories	1,886	(153)	—	—	1,733
Provisions	1,055	465	—	—	1,520
Other items	(1,170)	1,038	—	(23)	(155)
Tax value of loss carryforwards recognised	4,447	(4,244)	—	—	203

	(1,790)	(3,202)	(285)	(23)	(5,300)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
14.	OTHER ASSETS

	December 31, 2008	December 31, 2007
	US$’000	US$’000

Finance lease receivables (see note 16)	776	773
Other assets	101	123

	877	896

The Group leases instruments as part of its business. In 2008, the Group reclassified future minimum finance lease receivables with non-cancellable terms between one and five years of US$776,000 (2007: US$773,000) from trade and other receivables to other assets (see note 16).
15.	INVENTORIES

	December 31, 2008	December 31, 2007
	US$’000	US$’000

Raw materials and consumables	11,245	10,849
Work-in-progress	11,033	9,243
Finished goods	20,039	24,328

	42,317	44,420

All inventories are stated at the lower of cost or net realisable value. Total inventories for the Group are shown net of provisions of US$16,461,000 (2007: US$18,234,000).
The movement on the inventory provision for the three year period to December 31, 2008 is as follows:

	December 31,	December 31,	December 31,
	2008	2007	2006
	US$’000	US$’000	US$’000

Opening provision at January 1	18,234	7,284	3,654
Charged during the year	1,570	13,856	6,280
Utilised during the year	(2,182)	(2,323)	(2,511)
Released during the year	(1,161)	(583)	(139)

Closing provision at December 31	16,461	18,234	7,284

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
16.	TRADE AND OTHER RECEIVABLES

	December 31, 2008	December 31, 2007
	US$’000	US$’000

Trade receivables, net of impairment losses	24,962	23,104
Prepayments*	736	1,665
Value added tax	195	108
Finance lease receivables	439	388
Other receivables	1,086	418

	27,418	25,683

Trade receivables for the Group are shown net of an impairment losses provision of US$619,000 (2007: US$657,000) (see note 29).

*	Prepayments are shown net of amounts written down as part of the impairment review of US$1,014,000 (see note 3).
Leases as lessor
(i) Finance lease commitments — Group as lessor
The Group leases instruments as part of its business. Future minimum finance lease receivables with non-cancellable terms are as follows:

	December 31, 2008
	US$’000
			Minimum
	Gross	Unearned	payments
	investment	income	receivable

Less than one year	764	325	439
Between one and five years (note 14)	1,394	618	776

	2,158	943	1,215

	December 31, 2007
	US$’000
			Minimum
	Gross	Unearned	payments
	investment	income	receivable

Less than one year	673	285	388
Between one and five years (note 14)	1,448	675	773

	2,121	960	1,161

In 2008, the Group classified future minimum lease receivables between one and five years of US$776,000 (2007: US$773,000) to Other Assets, see note 14. Under the terms of the lease arrangements, no contingent rents are receivable.
(ii) Operating lease commitments — Group as lessor
The Group has leased a facility consisting of 9,000 square feet in Dublin, Ireland. This property has been sub-let by the Group. The lease contains a clause to enable upward revision of the rent charge on a periodic basis. The Group also leases instruments under operating leases as part of its business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
Future minimum rentals receivable under non-cancellable operating leases are as follows:

	December 31, 2008
	US$’000
	Land and
	buildings	Instruments	Total
Less than one year	223	1,160	1,383
Between one and five years	892	1,552	2,444
More than five years	613	—	613

	1,728	2,712	4,440

	December 31, 2007
	US$’000
	Land and
	buildings	Instruments	Total
Less than one year	232	2,198	2,430
Between one and five years	929	3,566	4,495
More than five years	871	—	871

	2,032	5,764	7,796

17.	CASH AND CASH EQUIVALENTS

	December 31, 2008	December 31, 2007
	US$’000	US$’000
Cash at bank and in hand	3,182	4,193
Short-term deposits	2,002	4,507

Cash and cash equivalents in the statements of cash flows	5,184	8,700

Cash relates to all cash balances which are readily available at year end. Cash equivalents relate to all cash balances on deposit, with a maturity of less than three months, which are not restricted. See note 27 (c).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
18.	CAPITAL AND RESERVES

	Share	Share
	capital	capital					Convertible	(Accumulated
	‘A’	‘B’					notes —	deficit)/
	ordinary	ordinary	Share	Translation	Warrant	Hedging	equity	retained
	shares	shares	premium	reserve	reserve	reserves	component	earnings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at January 1, 2006	818	12	124,227	(1,622)	3,803	(64)	164	6,280	133,618
Total recognised income and expense	—	—	—	1,347	—	64	—	3,276	4,687
Share-based payments	—	—	—	—	—	—	—	1,262	1,262
Options exercised	2	—	212	—	—	—	—	—	214
Class A shares issued on conversion of convertible notes	20	—	3,624	—	—	—	—	—	3,644
Class A shares issued in private placement	126	—	24,879	—	—	—	—	—	25,005
Share issue expenses	—	—	(1,168)	—	—	—	—	—	(1,168)

Balance at December 31, 2006	966	12	151,774	(275)	3,803	—	164	10,818	167,262

Balance at January 1, 2007	966	12	151,774	(275)	3,803	—	164	10,818	167,262
Total recognised income and expense	—	—	—	1,072	—	201	—	(35,372)	(34,099)
Share-based payments		—	—	—	—	—	—	1,482	1,482
Options exercised	4	—	450	—	—	—	—	—	454
Class A shares issued on conversion of convertible notes	9	—	1,813	—	—	—	—	—	1,822
Convertible notes — transfer to retained earnings on maturity	—	—	—	—	—	—	(164)	164	—
Share issue expenses	—	—	(76)	—	—	—	—	—	(76)

Balance at December 31, 2007	979	12	153,961	797	3,803	201	—	(22,908)	136,845

Balance at January 1, 2008	979	12	153,961	797	3,803	201	—	(22,908)	136,845
Total recognised income and expense	—	—	—	(806)	—	(226)	—	(77,778)	(78,810)
Share-based payments	—	—	—	—	—	—	—	1,193	1,193
Options exercised	—	—	—	—	—	—	—	—	—
Class A shares issued on conversion of convertible notes	—	—	—	—	—	—	—	—	—
Class A shares issued in private placement	79	—	7,037	—	—	—	—	—	7,116
Share issue expenses	—	—	(439)	—	—	—	—	—	(439)
Fair Value of Warrants issued during the year	—	—	(695)	—	695	—	—	—	—

Balance at December 31, 2008	1,058	12	159,864	(9)	4,498	(25)	—	(99,493)	65,905

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
18.	CAPITAL AND RESERVES (Continued)

Share capital

	Class ‘A’ Ordinary shares	Class ‘A’ Ordinary shares
In thousands of shares	2008	2007

In issue at January 1	74,757	73,602
Issued for cash	7,260	285
Issued for non cash (note 21)	—	870

In issue at December 31	82,017	74,757

	Class ‘B’ Ordinary shares	Class ‘B’ Ordinary shares
In thousands of shares	2008	2007

In issue at January 1	700	700
Issued for cash	—	—

In issue at December 31	700	700

The Group had authorised share capital of 200,000,000 ‘A’ ordinary shares of US$0.0109 each (2007: 200,000,000 ‘A’ ordinary shares of US$0.0109 each) and 700,000 ‘B’ ordinary shares of US$0.0109 each (2007: 700,000 ‘B’ ordinary shares of US$0.0109 each) as at December 31, 2008.
(a)
During 2008, the Group issued 7,260,816 “A” Ordinary shares as part of a private placement. These shares were issued for a consideration of US$7,116,000, settled in cash. The Group incurred costs of US$439,000 in connection with the issue of shares.

(b)
During 2007, the Group issued 285,216 ‘A’ Ordinary shares from the exercise of warrants and employee options for a consideration of US$454,000, settled in cash. A further 870,052 shares (equivalent to US$1,821,000) were issued on a non cash basis as the Group made its final convertible debt repayment by way of shares during the year, which resulting in the release of the carrying amount of the convertible notes liability on the balance sheet (see note 21). In 2007, the Group incurred costs of US$76,000 (2006: US$1,168,000) (2005: US$317,000) in connection with the issue of shares.

(c)
In April 2006, Trinity Biotech completed a US$25,005,000 private placement of 11,593,840 of Class ‘A’ Ordinary Shares of the Group. The Group issued a further 145,156 shares from the exercise of employee options for a consideration of US$214,000. Transactions costs relating to the private placement and the exercise of employee options amounted to US$1,168,000. 1,821,980 shares (equivalent to US$3,644,000) were issued on a non cash basis as the Group made part of its convertible debt repayments by way of shares (see note 21).

(d)
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
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
In accordance with IFRS 2, 1,258,824 warrants with a fair value of US$3,803,000 (2007: 1,258,824 warrants with a fair value of US$3,803,000) have been classified as a separate reserve. A further 58,500 warrants were issued by the Group in 2001 and consequently they do not fall within scope of IFRS 2 and hence have not been fair valued. In 2008 the Group issued 2,178,244 warrants with a fair value of US$695,000. There were no new warrants issued by the Group in 2007.
The following input assumptions were made to fair value the warrants issued by the Group during 2008:

Fair value at date of measurement	US$0.32

Share price	US$	0.91
Exercise price	US$	1.39
Expected volatility		51.31%
Contractual life	5 years
Risk free rate		2.57%
Expected dividend yield		—
The following input assumptions were made to fair value the warrants previously issued by the Group in 2004:

Fair value at date of measurement	US$3.02

Share price	US$	4.78
Exercise price	US$	5.25
Expected volatility		78.31%
Contractual life	5 years
Risk free rate		3.26%
Expected dividend yield		—
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
19.	SHARE OPTIONS AND SHARE WARRANTS
Warrants
The Company granted warrants to purchase 940,405 Class ‘A’ Ordinary Shares in the Company to agents of the Company who were involved in the Company’s private placements in 1994 and 1995 and the debenture issues in 1997, 1999 and 2002. A further warrant to purchase 100,000 Class ‘A’ Ordinary Shares was also granted to a consultant of the Company. At December 31, 2008 there were no warrants outstanding under these awards. In January 2004, the Company completed a private placement of 5,294,118 Class ‘A’ Ordinary Shares of the Company at a price of US$4.25 per ‘A’ Ordinary share. The investors were granted five year warrants (vesting immediately) to purchase an aggregate of 1,058,824 Class ‘A’ Ordinary Shares in the Company at an exercise price of US$5.25 per share. The Company granted further warrants (vesting immediately) to purchase 200,000 Class ‘A’ Ordinary Shares in the Company to agents of the Company who were involved in this private placement in January 2004 at an exercise price of US$5.25. These warrants also have a term of five years. At December 31, 2008 there were warrants to purchase 1,258,824 ‘A’ Ordinary shares in the Company outstanding under this award.
The Company granted warrants to purchase 2,178,244 Class ‘A’ Ordinary Shares (vesting immediately) in April 2008. These warrants were issued at an exercise price of US$1.39 and have a term of five years.

	December 31, 2008	December 31, 2007
Outstanding at beginning of year	1,258,824	1,317,324
Granted	2,178,244	—
Exercised	—	(10,000)
Forfeited	—	(48,500)

Outstanding at end of year	3,437,068	1,258,824

Options
Under the terms of the Company’s Employee Share Option Plan, options to purchase 8,374,046 (excluding warrants of 3,437,068) ‘A’ Ordinary Shares were outstanding at December 31, 2008. Under the plan, options are granted to officers, employees and consultants of the Group at the discretion of the Compensation Committee (designated by the board of directors), under the terms outlined below.
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
Contractual life
The term of an option is determined by the Compensation Committee, provided that the term may not exceed seven years from the date of grant (some of the Group’s earlier plans had a ten year life). All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with the Group (or one year after such termination because of death or disability) except where a longer period is approved by the Board of Directors. Under certain circumstances involving a change in control of the Group, the Compensation Committee may accelerate the exercisability and termination of the options up to a maximum of one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
The number and weighted average exercise price of share options and warrants per ordinary share is as follows (as required by IFRS 2, this information relates to all grants of share options and warrants by the Group):

		Weighted-
		average
	Options and	exercise price	Range
	warrants	US$	US$
Outstanding January 1, 2006	8,848,457	2.35	0.81-5.25
Granted	1,617,000	2.02	1.35-2.30
Exercised	(145,155)	1.47	0.98-1.75
Forfeited	(708,235)	2.15	0.81-5.00

Outstanding at end of period	9,612,067	2.32	0.98-5.25

Exercisable at end of year	5,605,469	2.50	0.98-5.25

Outstanding January 1, 2007	9,612,067	2.32	0.98-5.25
Granted	364,667	2.24	1.35-2.80
Exercised	(285,210)	1.59	0.98-2.72
Forfeited	(623,405)	2.07	0.98-4.00

Outstanding at end of period	9,068,119	2.36	0.98-5.25

Exercisable at end of year	6,417,223	2.48	0.98-5.25

Outstanding January 1, 2008	9,068,119	2.36	0.98-5.25
Granted	4,378,244	1.14	0.74-1.66
Exercised	—	—	—
Forfeited	(1,635,249)	1.58	0.74-4.50

Outstanding at end of period	11,811,114	2.01	0.74-5.25

Exercisable at end of year	8,670,013	2.27	0.74-5.25

There were no share options exercised in 2008. The weighted average share price per ‘A’ Ordinary share at the date of exercise for options exercised in 2007 was US$2.59 (2006: US$2.19).
The opening share price per ‘A’ Ordinary share at the start of the financial year was US$1.65 (2007: US$2.14) (2006: US$2.04) and the closing share price at December 31, 2008 was US$0.40 (2007: US$1.70) (2006: US$2.14). The average share price for the year ended December 31, 2008 was US$0.93.
A summary of the range of prices for the Company’s stock options and warrants for the year ended December 31, 2008 follows:

	Outstanding			Exercisable
			Weighted-			Weighted-
			avg			avg
			contractual			contractual
		Weighted-	life		Weighted-	life
Exercise price	No. of	avg exercise	remaining	No. of	avg exercise	remaining
range	options/warrants	price	(years)	options/warrants	price	(years)

US$0.74-US$0.99	2,093,667	US$0.87	4.28	833,667	US$0.98	0.75

US$1.00-US$2.05	5,338,372	US$1.47	3.78	4,165,860	US$1.50	3.36

US$2.06-US$2.99	2,908,750	US$2.36	3.80	2,200,162	US$2.43	3.42

US$3.00-US$5.25	1,470,325	US$4.96	0.35	1,470,324	US$4.96	0.35

	11,811,114			8,670,013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
The weighted-average remaining contractual life of options outstanding at December 31, 2008 was 3.45 years (2007: 3.21 years). The information above also includes outstanding warrants.
A summary of the range of prices for the Company’s stock options and warrants for the year ended December 31, 2007 follows:

	Outstanding				Exercisable
				Weighted-				Weighted-
				avg				avg
				contractual				contractual
		Weighted-		life		Weighted-		life
Exercise price	No. of	avg exercise		remaining	No. of	avg exercise		remaining
range	options	price		(years)	options	price		(years)

US$0.81-US$0.99	1,218,834		US$0.98	1.44	1,218,834		US$0.98	1.44

US$1.00-US$2.05	3,033,711		US$1.60	3.32	2,005,868		US$1.55	2.48

US$2.06-US$2.99	3,250,750	US$	2.37	4.66	1,660,364	US$	2.49	3.90

US$3.00-US$5.25	1,564,824	US$	4.89	1.37	1,532,157	US$	4.92	1.32

	9,068,119				6,417,223

The recognition and measurement principles of IFRS 2 have been applied to share options granted under the Company’s share options plans since November 7, 2002 which have not vested by January 1, 2005 in accordance with IFRS 2.
Charge for the year under IFRS 2
The charge for the year is calculated based on the fair value of the options granted which have not yet vested.
The fair value of the options is expensed over the vesting period of the option. US$1,166,000 was charged to the statement of operations in 2008, (2007: US$1,403,000) (2006: US$1,141,000) split as follows:

	December 31,	December 31,	December 31,
	2008	2007	2006
	US$’000	US$’000	US$’000
Share-based payments — cost of sales	51	71	89
Share-based payments — research and development	48	108	36
Share-based payments — selling, general and administrative	1,067	1,224	1,016

Total	1,166	1,403	1,141

The total share based payments charge for the year was US$1,193,000. However, a total of US$27,000 (2007: US$79,000) (2006: US$121,000) of research and development share based payments were capitalised in intangible development project assets during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a trinomial model. The following are the input assumptions used in determining the fair value of share options granted in 2008, 2007 and 2006:

	Key				Key			Key
	management		Other		management	Other		management		Other
	personnel		employees		personnel	employees		personnel		employees
	2008		2008		2007	2007		2006		2006
Weighted average fair value at measurement date	US$	0.47	US$	0.39	—	US$	0.96	US$	1.17	US$	0.97
Total share options granted		1,665,000		535,000	—		364,667		860,000		757,000

Weighted average share price	US$	0.89	US$	0.92	—	US$	2.28	US$	2.09	US$	1.95
Weighted average exercise price	US$	0.89	US$	0.92	—	US$	2.28	US$	2.09	US$	1.95
Weighted average expected volatility		51.61%		46.79%	—		47.41%		56.11%		54.88%
Weighted average expected life	6.36 years		4.60 years		—	4.18 years		5.73 years		4.47 years
Weighted average risk free interest rate		2.77%		3.28%	—		4.35%		4.55%		4.83%
Expected dividend yield		0%		0%	—		0%		0%		0%
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

			December 31, 2008	December 31, 2007
	Note		US$’000	US$’000

Current liabilities
Finance lease liabilities			430	657
Bank loans, secured	27	(c)
- Repayable by instalment			5,302	8,220
- Repayable not by instalment			6,924	6,944

			12,656	15,821

Non-current liabilities
Finance lease liabilities			1,138	1,648
Bank loans, secured	27	(c)
- Repayable by instalment			22,327	24,664

			23,465	26,312

Bank loans
Trinity Biotech has a US$48,340,000 club banking facility with Allied Irish Bank plc and Bank of Scotland (Ireland) Limited (“the banks”). The facility consists of a US Dollar floating interest rate term loan of US$41,340,000, which runs until July 2012, and a one year revolver of US$7,000,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
The facility was amended in October 2008, increasing the length of the term to July 2012, and amending the repayment schedule from $4,134,000 every January and July (originally commencing January 2007) to an amount of $1,072,000 in July 2008, $2,144,000 in January 2009, $3,215,000 in July 2009 and every six months thereafter. Hence, during 2008 amounts of $4,134,000 and $1,072,000 were paid in January and July respectively. The revolver loan element of the facility has remained at US$7,000,000. This facility is secured on the assets of the Group (see note 27 (c)).
Various covenants apply to the Group’s bank borrowings. At December 31, 2008, the total amount outstanding under the facility amounted to US$34,551,000, net of unamortised funding costs of US$315,000.
Finance lease liabilities
Finance lease liabilities are payable as follows:

	December 31, 2008 US$’000
	Minimum
	lease
	payments	Interest	Principal
Less than one year	514	84	430
In more than one year, but not more than two	477	58	419
In more than two years but not more than five	757	38	719

	1,748	180	1,568

	December 31, 2008 US$’000
	Minimum
	lease
	payments	Interest	Principal

Less than one year	779	122	657
In more than one year, but not more than two	550	89	461
In more than two years but not more than five	1,287	100	1,187

	2,616	311	2,305

Under the terms of the lease arrangements, no contingent rents are payable.
Promissory notes
During 2006, the Group issued a promissory note for the payment of deferred consideration to bioMerieux as part of the acquisition of their haemostasis business. However, these notes were non-interest bearing and are included under Other Financial Liabilities at December 31, 2007 (see note 23). The deferred consideration was paid in full in 2008 and accordingly, there is no liability at 31 December, 2008.
Terms and debt repayment schedule
The terms and conditions of outstanding interest bearing loans and borrowings at December 31, 2008 are as follows:

		Nominal		Fair	Carrying	Fair	Carrying
		interest	Year of	Value	Value	Value	Value
Facility	Currency	rate	maturity	December 31, 2008		December 31, 2007
Fixed bank loans	USD	5.00%	2009	2	2	19	20
Floating (LIBOR) bank loans	USD	2.74%	2009 – 2012	34,551	34,551	39,808	39,808
Finance lease liabilities	Euro	6.13%	2009 – 2012	1,551	1,524	2,153	2,142
Finance lease liabilities	GBP	7.54%	2009 – 2010	44	44	145	163

Total interest-bearing loans and borrowings				36,148	36,121	42,125	42,133

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
21.	CONVERTIBLE NOTES — INTEREST BEARING

	December 31, 2008	December 31, 2007
	US$’000	US$’000
Convertible notes
Due within one year	—	—

Total	—	—

At December 31, 2008 and December 31, 2007 the balance outstanding on the convertible notes, resulting from the private placement of US$20,000,000 in July 2003 and a further US$5,000,000 in January 2004 was US$nil. The final principal repayment of US$1,822,000 was made by way of shares in January 2007. The final interest payment of US$14,000 was made in cash on the same date.
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

	2008	2007
	US$’000	US$’000
Proceeds from issue of convertible notes	—	25,000
Transaction costs	—	(1,307)

Net	—	23,693
Converted to shares	—	(17,355)
Cash repayments	—	(7,288)
Amount classified as equity	—	(297)
Accreted interest capitalised	—	1,247

Carrying amount of liability at December 31	—	—

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
22.	TRADE AND OTHER PAYABLES

	December 31, 2008	December 31, 2007
	US$’000	US$’000
Trade payables	11,585	8,454
Payroll taxes	393	514
Employee related social insurance	429	520
Accrued restructuring expenses	1,144	2,016
Accrued liabilities	7,506	11,821
Deferred income	1,912	1,454

	22,969	24,779

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
Accrued restructuring expenses

The restructuring accrual at the year end relates to contract termination costs and employee termination benefits associated with the restructuring announced in December (see note 3).

Following the announcement of the restructuring in December 2007 (see note 3), the Group recognised an accrual of US$2,016,000 for expected restructuring costs. Of the total restructuring accrual of US$2,016,000, US$1,470,000 related to costs accrued for contract termination costs and employee termination benefits and included US$332,000 for termination payments accrued as part of the closure of the Swedish operation. US$116,000 related to a building lease and other non-redundancy obligations arising from the closure of the Swedish manufacturing operation.

23.	OTHER FINANCIAL LIABILITIES

	December 31, 2008	December 31, 2007
	US$’000	US$’000
Consideration
Due within 1 year	—	2,725

	—	2,725

Consideration

In June 2006, the Group acquired the haemostasis business of bioMerieux for a cash consideration of US$38.2 million. In addition bioMerieux was entitled to deferred consideration up to a maximum of US$6.2 million, payable in June 2007 and up to an additional US$5.3 million, payable in June 2008, depending on the performance of the business during 2006. At December 31, 2006, it was determined that the deferred consideration of US$3.2 million and US$2.8 million would be payable in July 2007 and July 2008 respectively. Deferred consideration of US$3,208,000 was paid in July 2007. In accordance with the Group’s policy these deferred consideration amounts have been discounted to reflect their fair value at the date of acquisition. At December 31, 2007, the fair value of the deferred consideration still outstanding amounted to US$2,725,000 (2006: US$5,688,000). In June 2008, the final portion of the deferred consideration of US$2,802,000 was paid and accordingly, there was no liability at December 31, 2008.

24.	PROVISIONS

	December 31, 2008	December 31, 2007
	US$’000	US$’000
Provisions	50	100

Movement on provisions during the year is as follows:

	December 31, 2008	December 31, 2007
	US$’000	US$’000
Balance at January 1	100	100
Provisions released during the year	(50)	—

Balance at December 31	50	100

During 2008 the Group experienced no significant product warranty claims. However, the Group believes that it is appropriate to retain a product warranty provision to cover any future claims. The provision at December 31, 2008 represents the estimated cost of product warranties, the exact amount which cannot be determined. US$50,000 represents management’s best estimate of these obligations at December 31, 2008.

25.	OTHER PAYABLES

	December 31, 2008	December 31, 2007
	US$’000	US$’000
Other payables	59	74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
26.	BUSINESS COMBINATIONS

2008 Acquisitions

There were no acquisitions made by the Group in the current financial year.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
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

2006 Acquisitions

In June 2006, Trinity Biotech acquired the haemostasis business of bioMerieux Inc. (“bioMerieux”) for a total consideration of US$44.4 million, consisting of cash consideration of US$38.2 million, deferred consideration of US$5.5 million (net of discounting) and acquisition expenses of US$0.7 million. At December 31, 2006, Trinity Biotech had accrued US$5,688,000 for the deferred consideration to be paid in June 2007 and June 2008 (see note 23). Deferred consideration of US$3,208,000 (US$3,120,000 net of discounting) was paid to bioMerieux in June 2007. At December 31, 2007, the Group had accrued deferred consideration US$2,725,000 to be paid in June 2008. A payment of $2,802,000 was paid to bioMerieux in June 2008 in respect of the final portion of this deferred consideration and accordingly there is no liability at December 31, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
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

	Provisional	Adjustments	Adjustments	Final
	fair value	to net assets	to costs	fair value
	2006	2007	2007	2007
	US$’000	US$’000	US$’000	US$’000
bioMerieux
Intangible assets	11,150	—	—	11,150
Working capital	14,883	(42)	—	14,841

	26,033	(42)	—	25,991

Deferred tax liability	1,293	—	—	1,293
Trade and other payables	1,319	—	—	1,319

	23,421	(42)	—	23,379

Consideration and costs	44,423	—	—	42,423

27.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

The Group has no capital commitments authorised and contracted for as at December 31, 2008 (2007: US$Nil).

(b)	Leasing Commitments

The Group leases a number of premises under operating leases. The leases typically run for periods up to 25 years. Lease payments are reviewed periodically (typically on a 5 year basis) to reflect market rentals. Operating lease commitments payable during the next 12 months amount to US$4,438,000 (2007: US$4,943,000) payable on leases of buildings at Dublin and Bray, Ireland, Berkshire, UK, Paris, France, Jamestown, New York, Kansas City, Missouri, New Jersey, Concord, Massachusetts and Carlsbad, California and motor vehicles and equipment in the UK and Germany. US$181,000 (2007: US$170,000) of these operating lease commitments relates to leases whose remaining term will expire within one year, US$902,000 (2007: US$1,084,000) relates to leases whose remaining term expires between one and two years, US$350,000 (2007: US$574,000) between two and five years and the balance of US$3,005,000 (2007: US$3,115,000) relates to leases which expire after more than five years. See note 28 for related party leasing arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
Future minimum operating lease commitments with non-cancellable terms in excess of one year are as follows:

Year ended
2008
Operating leases
US$’000

2009	4,438
2010	3,972
2011	3,491
2012	3,164
2013	3,030
Later years	39,595

Total lease obligations	57,690

Year ended
2007
Operating leases
US$’000

2008	4,943
2009	4,370
2010	3,680
2011	3,298
2012	3,138
Later years	43,122

Total lease obligations	62,551

For future minimum finance lease commitments, in respect of which the lessor has a charge over the related assets, see note 20.

(c)	Bank Security

The Group’s bank borrowings (note 20) are secured by a fixed and floating charge over the assets of Group entities, including specific charges over the shares in the subsidiaries and the Group’s patents. Various covenants apply to the Group’s bank borrowings with respect to profitability, interest cover, capital expenditure, working capital and location of assets. As at December 31, 2008 the Group was in breach of one of these covenants which had been waived by the banks. The covenant which was breached concerned minimum tangible net worth for the year end December 31, 2008 (see note 29).

(d)	Section 17 Guarantees

Pursuant to the provisions of Section 17, Irish Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, Trinity Biotech Manufacturing Services Limited, Trinity Research Limited, Benen Trading Limited, Trinity Biotech Financial Services Limited and Trinity Biotech Sales Limited, subsidiary undertakings in the Republic of Ireland, for the financial year to December 31, 2008 and, as a result, these subsidiary undertakings have been exempted from the filing provisions of Section 17, Irish Companies (Amendment) Act, 1986. Where the Company enters into these guarantees of the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the company will be required to make a payment under the guarantee. The Company does not enter into financial guarantee with third parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
(e)	Government Grant Contingencies

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at December 31, 2008. However if the income were to become repayable, the maximum amounts repayable as at December 31, 2008 would amount to US$1,997,000 (2007: US$644,000).

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

In July 2000, Trinity Biotech entered into an agreement with JRJ pursuant to which the Group took a lease of a 25,000 square foot premises adjacent to the existing facility for a term of 20 years at a rent of €7.62 per square foot for an annual rent of €190,000 (US$279,000). During 2006, the rent on this property was reviewed and increased to €11.00 per square foot, resulting in an annual rent of €275,000 (US$404,000).

In November 2002, the Group entered into an agreement for a 25 year lease with JRJ for offices that have been constructed adjacent to its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$560,000) is payable from January 1, 2004.

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

Compensation of key management personnel of the Group

At December 31, 2008, the key management personnel of the Group is made up of three key personnel, the two executive directors and the Chief Financial Officer/Company Secretary, Mr Kevin Tansley. Mr Brendan Farrell served as Chief Executive Officer until October 2008 and, accordingly, his remuneration up to that date has been included in the analysis below.

At December 31, 2007, the key management personnel of the Group was made up of five key personnel, the four executive directors and the Chief Financial Officer/Company Secretary. On November 1, 2007, Mr Kevin Tansley became an executive officer on his appointment to Chief Financial Officer and Company Secretary.

Compensation for the year ended December 31, 2008 of these personnel is detailed below:

	December 31, 2008	December 31, 2007
	US$’000	US$’000
Short-term employee benefits	1,789	2,293
Compensation for loss of office	1,283	—
Post-employment benefits	277	149
Equity compensation benefits	736	853

	4,085	3,295

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
Total director emoluments included in note 6 includes non executive directors’ fees of US$200,000 (2007: US$130,000) and equity compensation benefits of US$39,000 (2007: US$67,000) and excludes the compensation costs of the Chief Financial Officer of US$408,000. Total directors’ remuneration is also included in “personnel expenses” (note 7).
Directors’ and executive officers interests in the Company’s shares and share option plan

	‘A’ Ordinary Shares	Share options
At January 1, 2008	5,881,205	4,977,083
Exercised	—	—
Granted	—	1,665,000
Additions /(Removals)*	(589,135)	(1,885,000)
Expired Options	—	(642,998)
Shares sold	—	—
Shares purchased	1,482,000	—

At December 31, 2008	6,774,070	4,114,085

*	The amounts removed are wholly attributable to shares and share options held by Mr Brendan Farrell as Mr. Farrell was not an executive officer at the year end.

	‘A’ Ordinary Shares	Share options
At January 1, 2007	5,881,205	4,812,083
Exercised	—	—
Granted	—	—
Additions	—	165,000
Shares sold	—	—
Shares purchased	—	—

At December 31, 2007	5,881,205	4,977,083

Rayville Limited, an Irish registered company, which is wholly owned by the two executive directors and certain other executives of the Group, owns all of the ‘B’ non-voting Ordinary Shares in Trinity Research Limited, one of the Group’s subsidiaries. The ‘B’ shares do not entitle the holders thereof to receive any assets of the company on a winding up. All of the ‘A’ voting ordinary shares in Trinity Research Limited are held by the Group. Trinity Research Limited may, from time to time, declare dividends to Rayville Limited and Rayville Limited may declare dividends to its shareholders out of those amounts. Any such dividends paid by Trinity Research Limited are ordinarily treated as a compensation expense by the Group in the consolidated financial statements prepared in accordance with IFRS, notwithstanding their legal form of dividends to minority interests, as this best represents the substance of the transactions.
In February 2008, Dr. Walsh advanced a loan to Trinity Biotech Manufacturing Limited amounting to €650,000 (US$956,000) at an annual interest rate of 5.68%. The company repaid the loan to Dr. Walsh prior to the year end. There were no other director loans advanced during 2008 and there were no loan balances payable to or receivable from directors at January 1, 2008 and at December 31, 2008.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
The amount of payments to Rayville included in compensation expense was US$1,911,000, US$2,061,000 and US$1,866,000 for 2006, 2007 and 2008 respectively, of which US$1,779,000, US$1,867,000 and US$1,609,905 respectively related to the key management personnel of the Group. Dividends payable to Rayville at December 31, 2008 amounted to US$60,000. There were no dividends payable to Rayville Limited as of December 31, 2006 or 2007. Of the US$1,866,000 of payments made to Rayville Limited in 2008, US$386,000 represented repayments of the loan to Trinity Research Limited referred to above.
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

As at December 31,
2008		Effective	Total	6 mths or less	6 – 12 mths	1–2 years	2–5 years
US$’000	Note	interest rate	US$’000	US$’000	US$’000	US$’000	US$’000
Cash and cash equivalents	17	2.16%	5,184	5,184	—	—	—
Secured bank loans — floating	20	2.74%	(34,551)	(34,551)	—	—	—
Secured bank loans — fixed	20	5%	(2)	(2)	—	—	—
Finance lease liabilities — fixed	20	6.98%	(1,568)	—	(16)	(28)	(1,524)

Total			(30,937)	(29,369)	(16)	(28)	(1,524)

As at December 31,
2007		Effective	Total	6 mths or less	6 – 12 mths	1–2 years	2–5 years
US$’000	Note	interest rate	US$’000	US$’000	US$’000	US$’000	US$’000
Cash and cash equivalents	18	4.54%	8,700	8,700	—	—	—
Secured bank loans — floating	21	6.99%	(39,808)	(39,808)	—	—	—
Secured bank loans — fixed	21	5%	(20)	—	—	(20)	—
Finance lease liabilities — fixed	21	6.32%	(2,305)	(6)	(39)	(221)	(2,039)

Total			(33,433)	(31,114)	(39)	(241)	(2,039)

The effective interest rate on all loans and borrowings is the same as the actual interest rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
Interest rate risk
The Group borrows in US dollars at floating and fixed rates of interest. Year-end borrowings totalled US$36,121,000 (2007: US$42,133,000), (net of cash: US$30,937,000 (2007: US$33,433,000)), at interest rates ranging from 2.74% to 6.98% (2007: 5.0% to 6.99%).
The total year-end borrowings consists of fixed rate debt of US$1,570,000 (2007: US$2,325,000) at interest rates ranging from 5% to 6.98% (2007: 5% to 6.32%) and floating rate debt of US$34,551,000 (2007:US$39,808,000) at an interest rate of 2.74% (2007: 6.49% to 6.99%). In broad terms, a one-percentage point increase in interest rates would increase interest income by US$52,000 (2007: US$87,000) and increase the interest expense by US$349,000 (2007: US$401,000) resulting in an increase in the net interest charge of US$297,000 (2007: increase by US$314,000).
Interest rate profile of financial liabilities
The interest rate profile of financial liabilities of the Group was as follows:

	December 31, 2008	December 31, 2007
	US$ ’000	US$ ’000
Fixed rate instruments
Fixed rate financial liabilities	(1,570)	(2,325)

Variable rate instruments
Financial assets	5,184	8,700
Floating rate financial liabilities	(34,551)	(39,808)

	(30,937)	(33,433)

Fixed rate instrument comprise fixed rate borrowings and finance lease obligations. The weighted average interest rate and weighted average period for which the rate is fixed is as follows:

	December 31, 2008	December 31, 2007
Fixed rate financial liabilities
Weighted average interest rate	6.16%	6.09%
Weighted average period for which rate is fixed	3.56 years	4.44 years
Financial assets comprise of cash and cash equivalents at December 31, 2008 and at December 31, 2007 (see note 17).
Floating rate financial liabilities comprise other borrowings that bear interest at a rate of 2.74%. These borrowings are provided by lenders at a margin of 2.25% over inter-bank rates.
Fair value sensitivity analysis for fixed rate instruments
The Group does not account for any fixed rate financial liabilities at fair value through the statement of operations. Therefore a change in interest rates at December 31, 2008 would not affect profit or loss.
Cash flow sensitivity analysis for variable rate instruments
A change of 100 basis points in interest rates at the reporting date would have no effect on profit or loss for the period. This assumes that all other variables, in particular foreign currency rates, remain constant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
Fair Values
The table below sets out the Group’s classification of each class of financial assets/liabilities and their fair values:

			Cash flow	Liabilities at	Total
		Loans and	hedge	amortised	carrying	Fair
	Note	receivables	derivatives	cost	amount	Value
December 31, 2008

Trade receivables	16	24,962	—	—	24,962	24,962
Cash and cash equivalents	17	5,184	—	—	5,184	5,184
Finance lease receivable	14, 16	1,215	—	—	1,215	1,215
Forward contracts used for hedging		—	(27)	—	(27)	(27)
Grant income receivable		1,008	—	—	1,008	1,008
Secured bank loans	20	—	—	(34,553)	(34,553)	(34,553)
Finance lease liabilities	20	—	—	(1,568)	(1,568)	(1,595)
Trade and other payables (excluding deferred revenue)		—	—	(21,057)	(21,057)	(21,057)
Other payables	25	—	—	(59)	(59)	(59)
Provisions	24	—	—	(50)	(50)	(50)

		32,369	(27)	(57,287)	(24,945)	(24,972)

			Cash flow	Liabilities at	Total
		Loans and	hedge	amortised	carrying	Fair
	Note	receivables	derivatives	cost	amount	Value
December 31, 2007

Trade receivables	16	23,104	—	—	23,104	23,104
Cash and cash equivalents	18	8,700	—	—	8,700	8,700
Finance lease receivable	13, 16	1,161	—	—	1,161	1,161
Forward contracts used for hedging		—	224	—	224	224
Grant income receivable		285	—	—	285	285
Secured bank loans	21	—	—	(39,828)	(39,828)	(39,827)
Finance lease liabilities	21	—	—	(2,305)	(2,305)	(2,298)
Trade and other payables (excluding deferred revenue)		—	—	(23,327)	(23,327)	(23,327)
Other financial liabilities	24	—	—	(2,725)	(2,725)	(2,725)
Other payables	26	—	—	(74)	(74)	(74)
Provisions	25	—	—	(100)	(100)	(100)

		33,250	224	(68,359)	(34,885)	(34,877)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
Interest rates used for determining fair value
The interest rates used to discount estimated cash flows, where applicable, based on observable market rates plus a premium which reflects the risk profile of the Group at the reporting date, were as follows:

	December 31, 2008	December 31, 2007

Loans and borrowings	2.74%	6.74% – 6.99%
Leases	5.02% – 5.14%	5.84% – 7.20%
There was no significant difference between the fair value and carrying value of the Group’s trade receivables and trade and other payables at December 31, 2008 and December, 31 2007 as all fell due within 6 months.
Liquidity risk
The Group’s operations are cash generating. Short-term flexibility is achieved through the management of the group’s short-term deposits and through the use of a US$7,000,000 revolver loan facility.
The following are the contractual maturities of financial liabilities, including estimated interest payments:

	Carrying	Contractual	6 mths or	6 mths –
As at December 31, 2008	amount	cash flows	less	12 mths	1–2 years	2–5 years
US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial liabilities
Secured bank loans — floating	34,551	36,289	9,614	3,463	6,817	16,395
Secured bank loans — fixed	2	2	2	—	—	—
Finance lease liabilities — fixed	1,568	1,748	260	254	477	757
Trade & other payables	22,969	22,969	22,969	—	—	—

	59,090	61,008	32,845	3,717	7,294	17,152

Trinity Biotech has a US$48,340,000 club banking facility with AIB plc and Bank of Scotland (Ireland) Limited (“the banks”). The facility consists of a five year term loan of US$41,340,000 and a one year revolver of US$7,000,000. At December 31, 2008, the total amount outstanding under the facility amounted to US$34,553,000. Various covenants apply to these borrowings. In the event that the Group breaches these covenants, this may result in the borrowings becoming payable immediately. As at December 31, 2008 the Group was in breach of one of these covenants which had been waived by the banks. The covenant which was breached concerned minimum tangible net worth for the year end December 31, 2008. The margin applied to the loan facility has remained consistent at 2.25% above LIBOR.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

	Carrying	Contractual	6 mths or	6 mths –
As at December 31, 2007	amount	cash flows	less	12 mths	1–2 years	2–5 years
US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial liabilities
Secured bank loans — floating	39,808	44,309	12,537	4,942	9,484	17,346
Secured bank loans — fixed	20	21	9	9	3	—
Finance lease liabilities — fixed	2,305	2,616	408	371	550	1,287
Trade & other payables	24,779	24,779	24,779	—	—	—

	66,912	71,725	37,733	5,322	10,037	18,633

Foreign exchange risk
The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the euro. Arising from this, where considered necessary, the Group pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these euro forecasted transactions. All of the forward contracts normally have maturities of less than one year after the balance sheet date. All of the forward contracts in place at December 31, 2008 have a maturity of less than one year after the balance sheet date. Where necessary, these forward contracts will be rolled over at maturity.
Euro denominated sales remained relatively consistent with the prior year, in percentage terms. The Group had foreign currency denominated cash balances equivalent to US$1,257,000 at December 31, 2008 (2007: US$1,659,000).
The Group states its forward exchange contracts at fair value in the balance sheet. The Group classifies its forward exchange contracts as hedging forecasted transactions and thus accounts for them as cash flow hedges. During 2008 and 2007, changes in the fair value of these contracts were recognized in equity and then in the case of contracts which were exercised during 2008 and 2007, the cumulative gain or losses were transferred to the statement of operations.
At December 31, 2008 the fair value of the forward exchange contract in place amounted to a liability of US$27,000 (2007: asset of US$224,000).
The following are the contractual maturities of the forward contracts used for hedging in place at December 31, 2008, which crystallize in 2009:

	Carrying	Contractual cash	6 mths or	6 mths – 12
As at December 31, 2008	amount	flows	less	mths
US$’000	US$’000	US$’000	US$’000	US$’000
Forward contract used for hedging:
Outflow	(27)	(3,900)	(2,700)	(1,200)
Inflow	—	3,896	2,694	1,202

	(27)	(4)	(6)	2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
Sensitivity analysis
A 10% strengthening of the US dollar against the following currencies at December 31, 2008 would have increased/ (decreased) profit or loss and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

		Other equity
	Profit or loss	movements
	US$’000	US$’000
December 31, 2008
Euro	1,808	2
Pound Sterling	(24)

December 31, 2007
Euro	1,991	(20)
Pound Sterling	(580)	—
Swedish Kroner	9	—
A 10% weakening of the US dollar against the above currencies at December 31, 2008 and December 31, 2007 would have the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.
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
The Group maintains cash and cash equivalents and enters into forward contracts, when necessary, with various financial institutions. These financial institutions are located in a number of countries and Group policy is designed to limit exposure to any one institution. The Group performs periodic evaluations of the relative credit standing of those financial institutions. The carrying amount reported in the balance sheet for cash and cash equivalents and forward contracts approximate their fair value.
Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk is as follows:

	Carrying Value	Carrying Value
	December 31, 2008	December 31, 2007
	US$’000	US$’000

Third party trade receivables	24,962	23,104
Finance lease income receivable	1,215	1,161
Cash & cash equivalents	5,184	8,700
Grant income receivable	1,008	285
Forward exchange contracts used for hedging	—	224

	32,369	33,474

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
The maximum exposure to credit risk for trade receivables and finance lease income receivable by geographic location is as follows:

	Carrying Value	Carrying Value
	December 31, 2008	December 31, 2007
	US$’000	US$’000
United States	11,310	11,137
Euro-zone countries	4,006	3,969
UK	950	1,749
Other European countries	1,866	583
Other regions	8,045	6,827

	26,177	24,265

The maximum exposure to credit risk for trade receivables and finance lease income receivable by type of customer is as follows:

	Carrying Value	Carrying Value
	December 31, 2008	December 31, 2007
	US$’000	US$’000

End-user customers	11,404	11,974
Distributors	12,623	11,723
Non-governmental organisations	2,150	568

	26,177	24,265

Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.
Impairment Losses
The ageing of trade receivables at December 31, 2008 is as follows:

	Gross	Impairment	Gross	Impairment
In thousands of US$	2008	2008	2007	2007

Not past due	16,916	97	14,288	151
Past due 0-30 days	4,274	15	5,208	65
Past due 31-120 days	2,011	89	3,365	35
Greater than 120 days	2,380	418	900	406

	25,581	619	23,761	657

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

In thousands of US$	2008	2007	2006

Balance at January 1	657	1,074	587
Charged to costs and expenses	544	578	896
Amounts recovered during the year	(82)	(190)	(100)
Amounts written off during the year	(500)	(805)	(309)

Balance at December 31	619	657	1,074

The allowance for impairment in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the account owing is possible. At this point the amount is considered irrecoverable and is written off against the financial asset directly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
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
The Group has a long term lending facility with a number of lending banks (see note 20) and Trinity Biotech is listed on the NASDAQ which allows the Group to raise funds through equity financing where necessary.
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

There were no changes to the Group’s approach to capital management during the year.
Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.
30.	ACCOUNTING ESTIMATES AND JUDGEMENTS
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
Key sources of estimation uncertainty
Note 12 contains information about the assumptions and the risk factors relating to goodwill impairment. Note 19 outlines information regarding the valuation of share options and warrants. In note 29, detailed analysis is given about the interest rate risk, credit risk, liquidity risk and foreign exchange risk of the Group.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
Impairment of intangible assets and goodwill
Definite lived intangible assets are reviewed for indicators of impairment annually while goodwill and indefinite lived assets are tested for impairment annually, individually or at the cash generating unit level.
Factors considered important, as part of an impairment review, include the following:
•	Significant underperformance relative to expected historical or projected future operating results;
•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
•	Obsolescence of products;
•	Significant decline in our stock price for a sustained period; and
•	Our market capitalisation relative to net book value.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
Item 18, note 13 to the consolidated financial statements outlines the basis for the deferred tax assets and liabilities and includes details of the unrecognized deferred tax assets at year end. The Group derecognized deferred tax assets arising on unused tax losses except to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilised before they expire. The derecognition of these deferred tax assets was considered appropriate in light of the increased tax losses caused by the restructuring and uncertainty over the timing of the utilisation of the tax losses. Except for the derecognition of deferred tax assets there were no material changes in estimates used to calculate the income tax expense provision during 2008, 2007 or 2006.
31.	GROUP UNDERTAKINGS
The consolidated financial statements include the financial statements of Trinity Biotech plc and the following principal subsidiary undertakings:

		Principal Country of
		incorporation and
Name and registered office	Principal activity	operation	Group % holding

Trinity Biotech plc	Investment and holding	Ireland	Holding company
IDA Business Park, Bray,	company
Co. Wicklow, Ireland

Trinity Biotech Manufacturing Limited	Manufacture and sale of	Ireland	100%
IDA Business Park, Bray, Co. Wicklow, Ireland	diagnostic test kits

Trinity Research Limited	Research and development	Ireland	100%
IDA Business Park, Bray, Co. Wicklow, Ireland

Benen Trading Limited	Trading	Ireland	100%
IDA Business Park, Bray, Co. Wicklow, Ireland

Trinity Biotech Manufacturing Services Limited	Engineering services	Ireland	100%
IDA Business Park, Bray, Co. Wicklow, Ireland

Trinity Biotech Financial Services Limited	Provision of financial	Ireland	100%
IDA Business Park, Bray, Co Wicklow, Ireland	services

Trinity Biotech Inc	Holding Company	U.S.A.	100%
Girts Road, Jamestown, NY 14702, USA

Clark Laboratories Inc	Manufacture and sale of	U.S.A.	100%
Trading as Trinity Biotech (USA)	diagnostic test kits
Girts Road, Jamestown NY14702, USA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008
31.	GROUP UNDERTAKINGS (Continued)

		Principal Country of
		incorporation and
Name and registered office	Principal activity	operation	Group % holding

Mardx Diagnostics Inc	Manufacture and sale of	U.S.A.	100%
5919 Farnsworth Court Carlsbad	diagnostic test kits
CA 92008, USA

Fitzgerald Industries International, Inc	Management services company	U.S.A.	100%
2711 Centerville Road, Suite 400 Wilmington, New Castle Delaware, 19808, USA

Biopool US Inc (trading as	Sale of diagnostic test kits	U.S.A.	100%
Trinity Biotech Distribution) Girts Road, Jamestown NY14702, USA

Primus Corporation	Manufacture and sale of	U.S.A.	100%
4231 E 75th Terrace	diagnostic test kits and
Kansas City,	instrumentation
MO 64132, USA

Trinity Biotech (UK Sales) Limited	Sale of diagnostic test kits	UK	100%
54 Queens Road Reading RG1 4A2, England

Trinity Biotech GmbH	Manufacture of diagnostic	Germany	100%
Lehbrinksweg 59,	instrumentation and
32657 Lemgo, Germany	sale of diagnostic test kits

Biopool AB	Manufacture and	Sweden	100%
S-903 47 Umea	sale of diagnostic test kits
Sweden

Trinity Biotech France SARL	Sale of diagnostic test kits	France	100%
300A Rue Marcel Paul 21 Des Grands Godets 93 500 Champigny sur marne France
32.	AUTHORISATION FOR ISSUE
These Group consolidated financial statements were authorised for issue by the Board of Directors on April 7, 2009.

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

TRINITY BIOTECH PLC
By:	RONAN O’CAOIMH
Mr Ronan O’Caoimh Director/Chief Executive Officer Date: April 7, 2009

By:	KEVIN TANSLEY
Mr Kevin Tansley
Company secretary/ Chief Financial Officer Date: April 7, 2009

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