Form 20-F/A
period 2008-12-31
TRINITY BIOTECH PLC
filed 2010-03-04
CIK 888721

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 1)
(MARK ONE)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
☑ For the fiscal year ended: December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

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
(each representing 4 ‘A’ Ordinary Shares,
par value US$0.0109)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:
None

(Title of each class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 73,601,497 Class ‘A’ Ordinary Shares and 700,000 Class ‘B’ Ordinary Shares.
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

EXPLANATORY NOTE
Trinity Biotech plc (the “Company”) is filing this Amendment No. 1 (the “Amendment”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (the “Original Filing”), which was filed with the U.S. Securities and Exchange Commission on April 7, 2009.
This Amendment is being filed to amend the exhibits listed in Item 19 to include
(i) the Asset Purchase Agreement among Benen Trading Ltd., Cortex Biochem, Inc. and the shareholders of Cortex Biochem, Inc., dated September 4, 2007; and
(ii) the Acquisition Agreement between Trinity Biotech (UK Sales) Limited and Sterilab Services Ltd., dated October 4, 2007;
which were omitted from the Original Filing.
Except as described above, no other changes have been made to the Original Filing, and this Form 20-F/A does not amend, update or change the financial statements or any other items or disclosures in the Original Filing. This Form 20-F/A does not reflect events occurring after the filing of the Original Filing or modify or update those disclosures, including any exhibits to the Original Filing affected by subsequent events. Information not affected by the changes described above is unchanged and reflects the disclosures made at the time of the filing of the Original Filing on April 7, 2009.
ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
10.1	Asset Purchase Agreement among Benen Trading Ltd., Cortex Biochem, Inc. and the shareholders of Cortex Biochem, Inc., dated September 4, 2007
10.2
Acquisition Agreement between Trinity Biotech (UK Sales) Limited and Ken Frizelle, Trevor Frizelle, Kevin Frizelle, James Frizelle and Dianne Frizelle trading in partnership as Sterilab Services, dated October 4, 2007

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.(1)
12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.(1)
13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(1)
13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(1)
15.1	Consent of Independent Registered Public Accounting Firm (KPMG).(1)

(1)	Previously filed with the Company’s Form 20-F for the year ended December 31, 2008.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment to the Annual Report on its behalf.

TRINITY BIOTECH PLC
By:	/s/ Ronan O’Caoimh
Mr. Ronan O’Caoimh
Director/ Chief Executive Officer Date: March 4, 2010

By:	/s/ Kevin Tansley
Mr. Kevin Tansley
Company Secretary/ Chief Financial Officer Date: March 4, 2010