Form 20-F
period 2009-12-31
TRINITY BIOTECH PLC
filed 2010-04-15
CIK 888721

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
American Depositary Shares (each representing 4 ‘A’ Ordinary Shares, par value US$0.0109)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
82,952,037 Class ‘A’ Ordinary Shares and 700,000 Class ‘B’ Shares
(as of December 31, 2009)
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
Our financial statements are presented in US Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”). The IFRS applied are those effective for accounting periods beginning on or after 1 January 2009. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. All references in this annual report to “Dollars” and “$” are to US Dollars, and all references to “Euro” or “€” are to European Union Euro. Except as otherwise stated herein, all monetary amounts in this annual report have been presented in US Dollars. For presentation purposes all financial information, including comparative figures from prior periods, have been stated in round thousands.
Item 1 Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2 Offer Statistics and Expected Timetable
Not applicable.
Item 3 Selected Consolidated Financial Data
The following selected consolidated financial data of Trinity Biotech as at December 31, 2009 and 2008 and for each of the years ended December 31, 2009, 2008 and 2007 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto set forth in Item 18 of this annual report. The selected consolidated financial data as at December 31, 2007, 2006 and 2005 and for the years ended December 31, 2006 and December 31, 2005 are derived from the audited consolidated financial statements not appearing in this Annual Report. This data should be read in conjunction with the financial statements, related notes and other financial information included elsewhere herein.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

	Year ended December, 31
	2009	2008	2007	2006	2005
	Total	Total	Total	Total	Total
	US$’000	US$’000	US$’000	US$’000	US$’000

Revenues	125,907	140,139	143,617	118,674	98,560
Cost of sales	(68,891)	(77,645)	(75,643)	(62,090)	(51,378)
Cost of sales – restructuring expenses	—	—	(953)	—	—
Cost of sales – inventory write off / provision	—	—	(11,772)	(5,800)	—

Total cost of sales	(68,891)	(77,645)	(88,368)	(67,890)	(51,378)

Gross profit	57,016	62,494	55,249	50,784	47,182

Other operating income	437	1,173	413	275	161

Research and development expenses	(7,341)	(7,544)	(6,802)	(6,696)	(6,070)
Research and development – restructuring expenses	—	—	(6,907)	—	—

Total research and development expenses	(7,341)	(7,544)	(13,709)	(6,696)	(6,070)

Selling, general and administrative expenses	(36,013)	(47,816)	(51,010)	(42,422)	(34,651)
Selling, general and administrative – impairment charges and restructuring expenses	—	(87,882)	(20,315)	—	—

Total selling, general and administrative expenses	(36,013)	(135,698)	(71,325)	(42,422)	(34,651)

Operating profit/(loss)	14,099	(79,575)	(29,372)	1,941	6,622

Financial income	8	65	457	1,164	389
Financial expenses	(1,192)	(2,160)	(3,148)	(2,653)	(1,058)

Net financing costs	(1,184)	(2,095)	(2,691)	(1,489)	(669)

Profit/(loss) before tax	12,915	(81,670)	(32,063)	452	5,953

Income tax (expense)/ credit	(1,091)	3,892	(3,309)	2,824	(673)

Profit/(loss) for the year (all attributable to owners of the parent)	11,824	(77,778)	(35,372)	3,276	5,280

Basic earnings/(loss) per ‘A’ ordinary share (US Dollars)	0.14	(0.96)	(0.47)	0.05	0.09
Basic earnings/(loss) per ‘B’ ordinary share (US Dollars)	0.28	(1.91)	(0.94)	0.10	0.18
Diluted earnings/(loss) per ‘A’ ordinary share (US Dollars)	0.14	(0.96)	(0.47)	0.05	0.09
Diluted earnings/(loss) per ‘B’ ordinary share (US Dollars)	0.28	(1.91)	(0.94)	0.10	0.18
Basic earnings/(loss) per ADS (US Dollars)	0.57	(3.82)	(1.86)	0.19	0.36
Diluted earnings/(loss) per ADS (US Dollars)	0.57	(3.82)	(1.86)	0.19	0.35
Weighted average number of shares used in computing basic EPS	83,737,884	81,394,075	76,036,579	70,693,753	58,890,084
Weighted average number of shares used in computing diluted EPS	83,772,094	81,394,075	76,036,579	72,125,740	67,032,382

Consolidated Balance Sheet Data

	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2008	2007	2006	2005
	US$’000	US$’000	US$’000	US$’000	US$’000

Net current assets (current assets less current liabilities)	42,835	39,494	36,298	60,996	44,964
Non-current liabilities	(27,500)	(27,897)	(35,623)	(45,928)	(19,083)
Total assets	132,445	129,509	215,979	249,131	184,602
Capital stock	1,080	1,070	991	978	830
Shareholders’ equity	79,344	65,905	136,845	167,262	133,618
No dividends were declared in any of the periods from December 31, 2005 to December 31, 2009.
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

We have invested in research and development (“R&D”) but there can be no guarantees that our R&D programmes will not be rendered technologically obsolete or financially non-viable by the technological advances of our competitors, which would also adversely affect our existing product lines and inventory. The main competitors of Trinity Biotech (and their principal products with which Trinity Biotech competes) include Siemens (Sysmex® CA, D-Dimer plus, Enzygnost®), Inverness Medical Innovations, Inc. (Determine™, Wampole™, Athena™), Diasorin Inc. (Liasion™, ETI™), Abbott Diagnostics (AxSYM™, IMx™), Diagnostic Products Corp. — DPC (Immulite™), Bio-Rad (ELISA, WB, Bioplex™ & A1c), Roche Diagnostics (COBAS AMPLICOR™, Ampliscreen™, Accutrend™) and OraSure Technologies, Inc (OraQuick ®).
Trinity Biotech is highly dependent on suitable distributors worldwide.
•
Trinity Biotech currently distributes its product portfolio through distributors in approximately 75 countries worldwide. Our continuing economic success and financial security is dependent on our ability to secure effective channels of distribution on favourable trading terms with suitable distributors.

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

•
Trinity Biotech currently owns 15 US patents with remaining patent lives varying from less than one year to 13 years. In addition to these US patents, Trinity Biotech owns a total of 7 additional non-US patents with expiration dates varying between the years 2010 and 2023.

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
•
Trinity Biotech’s success is dependent on certain key management personnel. Our key employees at December 31, 2009 were Ronan O’Caoimh, our CEO and Chairman, Rory Nealon, our COO and Kevin Tansley, our CFO and Company Secretary. Competition for qualified employees among biotechnology companies is intense, and the loss of such personnel or the inability to attract and retain the additional highly skilled employees required for the expansion of our activities, could adversely affect our business. In the USA, the UK, France and Germany we have been able to attract and retain qualified personnel. In Ireland, we have experienced some difficulties in attracting and retaining staff due to competition from other employers in our industry.

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
•
Trinity Biotech may be subject to claims for personal injuries or other damages resulting from its products or services. Trinity Biotech has global product liability insurance in place for its manufacturing subsidiaries up to a maximum of €6,500,000 (US$9,382,000) for any one accident, limited to a maximum of €6,500,000 (US$9,382,000) in any one year period of insurance. A deductible of US$25,000 is applicable to each insurance event that may arise. There can be no assurance that our product liability insurance is sufficient to protect us against liability that could have a material adverse effect on our business.

Currency fluctuations may adversely affect our earnings and assets.
•
Trinity Biotech records its transactions primarily in US Dollars and Euro and prepares its financial statements in US Dollars. A substantial portion of our expenses are denominated in Euro. However, Trinity Biotech’s revenues are primarily denominated in US Dollars. As a result, the Group is affected by fluctuations in currency exchange rates, especially the exchange rate between the US dollar and the Euro, which may adversely affect our earnings and assets. The percentage of 2009 consolidated revenue denominated in US Dollars was approximately 72%. Of the remaining 28%, 22% relates to revenue denominated in Euro and 6% relates to sterling and yen denominated revenues. Thus, a 10% decrease in the value of the Euro would have approximately a 2% adverse impact on consolidated revenues.

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
•
The warrants issued in 2004 and 2008 and the total share options exercisable at December 2009, as described in Item 18, note 19 to the consolidated financial statements, are convertible into American Depository Shares (ADSs), 1 ADS representing 4 Class “A” Ordinary Shares. The exercise of the share options exercisable and of the warrants will likely occur only when the conversion price is below the trading price of our ADSs and will dilute the ownership interests of existing shareholders. For instance, should the options and warrant holders of the 6,915,952 ‘A’ Ordinary shares (1,728,988 ADSs) exercisable at December 31, 2009 be exercised, Trinity Biotech would have to issue 6,915,952 additional ‘A’ ordinary shares (1,728,988 ADSs). On the basis of 82,952,037 ‘A’ ordinary shares outstanding at December 31, 2009, this would effectively dilute the ownership interest of the existing shareholders by approximately 8%.

It could be difficult for US holders of ADSs to enforce any securities laws claims against Trinity Biotech, its officers or directors in Irish Courts.
•
At present, no treaty exists between the United States and Ireland for the reciprocal enforcement of foreign judgements. The laws of Ireland do however, as a general rule, provide that the judgements of the courts of the United States have in Ireland the same validity as if rendered by Irish Courts. Certain important requirements must be satisfied before the Irish Courts will recognize the United States judgement. The originating court must have been a court of competent jurisdiction, the judgement may not be recognized if it is based on public policy, was obtained by fraud or its recognition would be contrary to Irish public policy. Any judgement obtained in contravention of the rules of natural justice will not be enforced in Ireland.

Item 4
Information on the Company
History and Development of the Company
Trinity Biotech (“the Group”) develops, acquires, manufactures and markets medical diagnostic products for the clinical laboratory and point-of-care (“POC”) segments of the diagnostic market. These products are used to detect autoimmune, infectious and sexually transmitted diseases, diabetes and disorders of the blood, liver and intestine. The Group is also a significant provider of raw materials to the life sciences industry. The Group sells worldwide in over 75 countries through its own sales force and a network of international distributors and strategic partners.
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
The Group, which has its headquarters in, Bray Ireland, employs in excess of 650 people worldwide and markets its portfolio of over 500 products to customers in 75 countries around the world. Trinity Biotech markets its products in the US and the rest of the world through a combination of direct selling and a network of national and international distributors. The Group has established direct sales forces in the US, Germany, France and the UK. Trinity Biotech has manufacturing facilities in Bray, Ireland and Lemgo, Germany, in Europe and in Jamestown, New York, Carlsbad, California and Kansas City, Missouri in the USA.
In 2010 the Group signed an agreement to sell its worldwide coagulation business to Diagnostica Stago for US$90 million. Diagnostica Stago have agreed to purchase the share capital of Trinity Biotech (UK Sales) Limited, Trinity Biotech GmbH and Trinity Biotech SARL, along with coagulation assets of Biopool US Inc. and Trinity Biotech Manufacturing Limited. Included in the sale are Trinity’s lists of coagulation customers and suppliers, all coagulation inventory, intellectual property and developed technology. In total, 320 Trinity employees will transfer their employment to Diagnostica Stago. The transaction is expected to close during quarter 2, 2010.
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

Principal Markets
The primary market for Trinity Biotech’s tests remains the USA. During fiscal year 2009, the Group sold 54% (US$68.1 million) (2008: 50% or US$69.9 million) (2007: 48% or US$68.4 million) of product in the USA. Sales to non-US (principally European and Asian/ African) countries represented 46% (US$57.8 million) for fiscal year 2009 (2008: 50% or US$70.2 million) (2007: 52% or US$75.2 million).
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
Principal Products
Trinity Biotech develops, acquires, manufactures and markets a wide range of clinical in-vitro diagnostic products. The complete portfolio is divided into 2 product lines which are sold under the following established brand names:

Clinical Laboratory			Point of Care
	Infectious	Clinical
Coagulation	Diseases	Chemistry
TriniTM	Bartels®	Primus™	UniGold™
Biopool®	CAPTIA™	EZ™	Capillus™
Amax™	MarDx®		Recombigen®
Destiny™	MicroTrak™
MarBlot®
These products are sold through our direct sales organisations in USA, UK, France and Germany and through our network of over 75 principal distributor partners in the rest of the world.
Clinical Laboratory
Trinity Biotech supplies the clinical laboratory segment of the market with a range of diagnostic tests and instrumentation which detect infectious diseases, sexually transmitted diseases, blood coagulation and autoimmune disorders. We also sell raw materials to the life sciences industry. Within the clinical laboratory product line, there are three product portfolios, namely coagulation, infectious diseases and clinical chemistry.
Coagulation
The coagulation product line comprises test kits and instrumentation used in the detection of blood coagulation and clotting disorders. The market for blood clotting and bleeding tests continues to grow due to an aging population and improvement in healthcare systems. Trinity Biotech’s instrumentation and assays for coagulation are recognized as being among the highest quality available. The comprehensive product offering is marketed globally to hospitals, clinical laboratories, commercial reference laboratories and research institutions.
In 2008 we commenced the rationalization of the three existing coagulation brands of Amax, Biopool and Destiny under a single brand name called “Trini”. At the end of 2008 we launched the Destiny MAX instrument, which is specifically designed to service the high throughput segment of the market. This market segment is valued at approximately US$500 million per year. Prior to the launch of the Destiny MAX, this segment was not served by the existing Trinity Biotech instrument product range. During 2009, Destiny MAX has been CE marked for distribution in Europe and has obtained a 510k approval from the FDA. In 2010, the Group has signed an agreement to sell its worldwide coagulation business to Diagnostica Stago – please refer to Item 18, note 28 for further details on this proposed sale.
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
The vast majority of the infectious diseases product line is FDA cleared for sale in the USA and CE marked for sale in Europe. Products are sold in over 75 countries, with the focus on North America, Europe and Asia.

The main drivers of expansion and opportunity for the product line have been:
1.	The increased Trinity Biotech instrumentation offering/portfolio through collaboration with Dynex and implementation of a system sell (i.e. combining instruments and reagents) strategy;

2.	Focus on key accounts in affiliate markets;

3.	Expansion of product portfolio to meet market demands; and

4.	Increase in our geographical spread with new partnerships in major markets in Asia-Pacific.
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
In 2005, Trinity Biotech acquired Primus Corporation, a leader in the field of in-vitro diagnostic testing for haemoglobin A1c used in the monitoring of diabetes. Primus manufactures a range of instrumentation using patented HPLC (high pressure liquid chromatography) technology. These products are the most accurate and precise methods available for detection and monitoring the patient status and overall diabetic control. The Primus product range also includes HPLC equipment specifically designed to detect haemoglobin variants which is important for screening populations for genetic abnormalities that can lead to conditions such as sickle cell anaemia. Primus sells the products to physicians’ offices and reference laboratories directly in the USA and via a distribution network in other countries. In addition, the group developed the GeneSys system for assay and detection of Haemoglobin variants in neo-natal screening and the system was FDA cleared and launched in the US in May 2008. Since the launch of the GeneSys system in the US, four state laboratory services had adopted the method for their state-wide screening programs for all neonates. Primus, as part of its research and development, continues to focus on developing a sub one minute assay for A1c determination. Primus is also involved in the development of a new HPLC instrument to replace the current PDQ analyzer. The new instrument will allow access to markets not previously open to Trinity Biotech due to instrument price and test capability (A1c and variant). Development was initiated in late 2007, continued through 2009 and is expected to launch initially in the non US market in late 2010.
Point of Care (POC)
Point of Care refers to diagnostic tests which are carried out in the presence of the patient. Trinity Biotech’s current range of POC tests principally test for the presence of HIV antibodies. The Group’s principal product is UniGold™ HIV.
UniGold™ HIV has been used for several years in voluntary counselling and testing centres (VCTs) in sub-Saharan Africa where they provide a cornerstone to early detection and treatment intervention. In the USA, the Centres for Disease Control (CDC) recommend the use of rapid tests to control the spread of HIV/AIDS. As part of this, UniGold™ HIV is used in public health facilities, hospitals and other outreach facilities. Trinity Biotech make a very significant contribution to the global effort to meet the challenge of HIV.
In November 2007, Trinity Biotech received FDA clearance on the TRIstat™ point-of-care system, which will be used in physician laboratories, diabetes clinics and health centres for the rapid determination of Haemoglobin A1c. The TRIstat™ system is currently undergoing the completion of CLIA (Clinical Laboratory Improvement Act) clinical trials for the definition of ease of use.
In June 2007, Trinity Biotech launched its Uni-Gold LUA kit. The product is a rapid lateral flow test for the qualitative detection of Legionella pneumophilia in urine from patients with symptoms of pneumonia. Development of this product continued in 2009, with verification completed in early Q4 and then entered into validation stage with the production of validation lots of product. The new product started clinical studies in 2010 and is expected to launch during 2010.
Sales and Marketing
Trinity Biotech sells its product through its own direct sales-force in four countries: the United States, Germany, France and the United Kingdom. In the United States there are approximately 93 sales and marketing professionals responsible for the sale of the Trinity Biotech range of coagulation reagents and instrumentation, clinical chemistry, point of care and infectious disease products. The Group also has sales forces of 17 in Germany, 5 in France and 16 in the UK. In addition to our direct sales operations, Trinity Biotech also operates in approximately 75 countries, through over 300 independent distributors and strategic partners.

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
Competition
The diagnostic industry is very competitive. There are many companies, both public and private, engaged in the sale of medical diagnostic products and diagnostics-related research and development, including a number of well-known pharmaceutical and chemical companies. Competition is based primarily on product reliability, customer service and price. The Group’s competition includes several large companies such as, but not limited to, Roche, Abbott, Johnson & Johnson, Siemens (from the combined acquisitions of Bayer Diagnostics, Dade-Behring and DPC), Beckman Coulter, Inverness Medical Innovations, Inc., Bio-Rad and Thermo Fisher.
Patents and Licences
Patents
Many of Trinity Biotech’s tests are not protected by specific patents, due to the significant cost of putting patents in place for Trinity Biotech’s wide range of products. However, Trinity Biotech believes that substantially all of its tests are protected by proprietary know-how, manufacturing techniques and trade secrets.
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
In 2002, Trinity Biotech obtained the Unipath and Carter Wallace lateral flow licences under agreement with Inverness Medical Innovations (“IMI”). In 2006, Trinity Biotech renewed its license agreement with Inverness Medical Innovations covering IMI’s most up to date broad portfolio of lateral flow patents, and expanded the field of use to include over the counter (”OTC”) for HIV products, thus ensuring Trinity Biotech’s freedom to operate in the lateral flow market with its UniGold™ technology.
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
The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors. As 54% of Trinity Biotech’s 2009 revenues were generated in the US and the US represents approximately 43% of the worldwide diagnostics market, an overview of FDA regulation has been included below.
FDA Regulation
Our products are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug, and Cosmetic Act. The FDA’s regulations govern, among other things, the following activities: product development, testing, labeling, storage, pre-market clearance or approval, advertising and promotion and sales and distribution.
Access to US Market. Each medical device that Trinity Biotech may wish to commercially distribute in the US will require either pre-market notification (more commonly known as 510(k)) clearance or pre-market application (“PMA”) approval prior to commercial distribution. Devices intended for use in blood bank environments fall under even more stringent review and require a Blood Licence Application (“BLA”). Some low risk devices are exempted from these requirements. The FDA has introduced fees for the review of 510(k) and PMA applications. The fee for a PMA or BLA in 2009 is in the region of US$200,000.
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

Organisational Structure
Trinity Biotech plc and its subsidiaries (“the Group”) is a manufacturer of diagnostic test kits and instrumentation for sale and distribution worldwide. Trinity Biotech’s executive offices are located at Bray, Co. Wicklow, Ireland while its research and development, manufacturing and marketing activities are principally conducted at Trinity Biotech Manufacturing Limited, based in Bray, Co. Wicklow, Ireland, Trinity Biotech (UK Sales) Limited, based in Berkshire England, Trinity Biotech GmbH, based in Lemgo, Germany, and at Trinity Biotech (USA), MarDx Diagnostics Inc, Primus Corporation and Biopool US Inc. based in Jamestown, New York State, Carlsbad, California, Kansas City, Missouri and Berkeley Heights, New Jersey respectively. The Group’s distributor of raw materials for the life sciences industry, Fitzgerald Industries, is based in Acton, Massachusetts and Bray, Co. Wicklow, Ireland.
For a more comprehensive schedule of the subsidiary undertakings of the Group please refer to Item 18, note 30 to the consolidated financial statements.
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
Trinity Biotech’s facilities and offices in Ireland are located in four buildings at IDA Business Park, Bray, Co. Wicklow. The first of these buildings is the manufacturing and research and development facility consisting of approximately 45,000 square feet. This facility is ISO 9001 approved and was purchased in December 1997. The facility includes offices, research and development laboratories, production laboratories, cold storage and drying rooms and warehouse space. Trinity Biotech spent US$4.2 million buying and fitting out this facility. In December 1999, the Group sold this facility for net proceeds of US$5.2 million and leased it back from the purchaser for 20 years. The current annual rent, which is reviewed every five years, is set at €479,000 (US$691,000).
Trinity Biotech has entered into a number of related party transactions with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of the Company, and directly with Mr O’Caoimh and Dr Walsh, to provide current and potential future needs for the Group’s manufacturing and research and development facilities, located at IDA Business Park, Bray, Co. Wicklow, Ireland. In July 2000, Trinity Biotech entered into a 20 year lease with JRJ for a 25,000 square foot warehouse adjacent to the existing facility at a current annual rent of €275,000 (US$397,000). In November 2002, Trinity Biotech entered into an agreement for a 25 year lease with JRJ, for 16,700 square feet of offices at an annual rent of €381,000 (US$550,000), payable from 2004. In December 2007, the Group entered into an agreement with Mr O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a rate of €17.94 per square foot (including fit out) giving a total annual rent of €787,000 (US$1,136,000). See Item 7 – Major Shareholders and Related Party Transactions.
Trinity Biotech USA operates from a 24,000 square foot FDA and ISO 9001 approved facility in Jamestown, New York. The facility was purchased by Trinity Biotech USA in 1994. Additional warehousing space is also leased in upstate New York at an annual rental charge of US$128,000.
MarDx operates from two facilities in Carlsbad, California. The first facility comprises 21,500 square feet and is the subject of a five year lease, renewed in 2006, at an annual rental cost of US$259,000. The second adjacent facility comprises 14,500 square feet and is the subject of a three year lease, amended in 2009, at an annual rental cost of US$170,000.
Trinity Biotech closed its facility located in Umea, Sweden during 2008.
Trinity Biotech GmbH owns an ISO 9001 approved manufacturing and office facility of 78,000 square feet in Lemgo, Germany.
Trinity Biotech also has sales and marketing functions which operate from additional premises in the UK and France. Trinity Biotech leases two units in Berkshire, UK, at an annual rent of £91,000 (US$147,000). In 2006, Trinity Biotech entered into a lease for a 5,750 square foot premises in Paris, France, at an annual rent of €46,000 (US$66,000).

Additional office space is leased by the Group in Ireland, Kansas City, Missouri, Acton, Massachusetts and Berkeley Heights, New Jersey at an annual cost of US$170,000, US$100,000, US$109,000 and US$274,000, respectively.
At present we have sufficient productive capacity to cover demand for our product range. We continue to review our level of capacity in the context of future revenue forecasts. In the event that these forecasts indicate capacity constraints, we will either obtain new facilities or expand our existing facilities.
We do not currently have any plans to expand or materially improve our facilities – please also refer to Item 18, note 28.
In relation to products produced at our facilities – these are as follows:
Bray, Ireland – this is the principal coagulation manufacturing site within the Group. Clinical Chemistry, Point of Care/HIV and Immunoflourescence products are also manufactured at this site.
Lemgo, Germany – this facility is responsible for the production of our coagulation instrumentation and the associated plastic consumables for use with these instruments.
Jamestown, New York – this site specializes in the production of Microtitre Plate EIA products for infectious diseases and auto-immunity.
Carlsbad, California – this facility specializes in the development and manufacture of products utilizing Western Blot technology. Our Lyme suite of products is manufactured at this facility.
Kansas City, Missouri – this site is responsible for the manufacture of the Group’s A1c range of products.
We are fully in compliance with all environmental legislation applicable in each jurisdiction in which we operate.
Capital expenditures and divestitures
Trinity Biotech has no significant capital expenditures in progress. Please refer to Item 18, note 28 with regard to details of the Group’s proposed disposal of its coagulation business to Diagnostica Stago.
Item 5
Operating and Financial Review and Prospects
Operating Results
Trinity Biotech’s consolidated financial statements include the attributable results of Trinity Biotech plc and all its subsidiary undertakings collectively. This discussion covers the years ended December 31, 2009, December 31, 2008 and December 31, 2007, and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

Trinity Biotech has availed of the exemption under SEC rules to prepare consolidated financial statements without a reconciliation to U.S. generally accepted accounting principles (“US GAAP”) as at and for the three year period ended December 31, 2009 as Trinity Biotech is a foreign private issuer and the financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”).
Overview
Trinity Biotech develops, manufactures and markets diagnostic test kits used for the clinical laboratory and point of care (“POC”) segments of the diagnostic market. These test kits are used to detect infectious diseases, sexually transmitted diseases, blood disorders and autoimmune disorders. The Group markets over 500 different diagnostic products in approximately 75 countries. In addition, the Group manufactures its own and distributes third party coagulation and infectious diseases diagnostic instrumentation. The Group, through its Fitzgerald operation, is also a significant provider of raw materials to the life sciences industry.
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
The comparability of our financial results for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 have been impacted by acquisitions made by the Group in three of the five years. There were no acquisitions made in 2009 or 2008. In 2007, the Group acquired the immuno-technology assets of Cortex and certain components of the distribution business of Sterilab. In 2006, the Group acquired the coagulation business of bioMerieux and a direct selling entity in France. In 2005, Group acquired Primus Corporation and Research Diagnostics Inc (“RDI”).
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

At December 31, 2009 the carrying value of capitalised development costs was US$12,785,000 (2008: US$5,338,000) (see Item 18, note 12 to the consolidated financial statements). The increase in 2009 was as a result of development costs of US$7,845,000 being capitalised in 2009 and offset partially by amortisation of US$401,000.
In December 2008, an impairment loss of US$21,480,000 was incurred on the Group’s capitalised development costs. This loss arose as part of the Group’s annual impairment review (see Item 18, note 3 to the consolidated financial statements).
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
The recoverable amount of goodwill and intangible assets contained in each of the Group’s CGU’s is determined based on the greater of the fair value less cost to sell and value in use calculations. The Group operates in one business segment and accordingly the key assumptions are similar for all CGU’s. The value in use calculations use cash flow projections based on the 2010 budget and projections for a further four years using a projected revenue growth rate of between 3% and 5% and a cost growth rate of 3% to 5%. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate are used in the value in use calculations. The cashflows and terminal values for the CGU’s are discounted using pre-tax discount rates which range from 18% to 33%.
The value in use calculation is subject to significant estimation, uncertainty and accounting judgements and are particularly sensitive in the following areas. In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, the following impairment loss/write back would be recorded at December 31, 2009:
•	A net reversal of impairment loss of US$2.5 million in the event of a 10% increase in the growth in revenues.

•	An impairment loss of US$2.1 million in the event of a 10% decrease in the growth in revenues.
Similarly if there was a 10% variation in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be the following impairment loss/write back would be recorded at December 31, 2009:
•	A reversal of impairment loss of US$8.0 million in the event of a 10% decrease in the discount rate.

•	An impairment loss of US$7.7 million in the event of a 10% increase in the discount rate.
Allowance for slow-moving and obsolete inventory
We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write off any inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2007, 2008 or 2009 which would have an impact on the carrying values of inventory during those periods, except as discussed below.

At December 31, 2009 our allowance for slow moving and obsolete inventory was US$12,566,000 which represents approximately 24.3% of gross inventory value. This compares with US$16,461,000, or approximately 28.0% of gross inventory value, at December 31, 2008 (see Item 18, note 15 to the consolidated financial statements) and US$18,234,000, or approximately 29.1% of gross inventory value, at December 31, 2007. There has been no significant change in the estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory between 2008 and 2009. In the case of finished inventory the size of this provision has been calculated based on the expected future sales of products which are being rationalised. In the case of raw materials and work in progress the size of the provision has been based on expected future production of these products. Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$1,035,000 at December 31, 2009 (2008: US$1,176,000) (2007: US$1,253,000) would result.
Allowance for impairment of receivables
We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected. Given the specific manner in which the allowance is calculated, there were no material changes in estimates made during 2009 or 2008 which would have an impact on the carrying values of receivables in these periods. At December 31, 2009, the allowance was US$855,000 which represents approximately 0.7% of Group revenues. This compares with US$619,000 at December 31, 2008 which represents approximately 0.4% of Group revenues (see Item 18, note 16 to the consolidated financial statements) and to US$657,000 at December 31, 2007, which represents approximately 0.5% of Group revenues. In the event that this estimate was to increase or decrease by 0.4% of Group revenues, which would represent a reasonably likely range of outcomes, then a change in the allowance of US$504,000 at December 31, 2009 (2008: US$561,000) (2007: US$574,000) would result.
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

Impact of Recently Issued Accounting Pronouncements
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”). The IFRS applied are those effective for accounting periods beginning on or after 1 January 2009. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. During 2009, the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) issued additional standards, interpretations and amendments to existing standards which are effective for periods starting after the date of these financial statements. A list of these additional standards, interpretations and amendments, and the potential impact on the financial statements of the Group, is outlined in Item 18, note 1(z).

Results of Operations
Year ended December 31, 2009 compared to the year ended December 31, 2008
The following compares our results in the year ended December 31, 2009 to those of the year ended December 31, 2008 under IFRS. Our analysis is divided as follows:
1.	Overview

2.	Revenues

3.	Operating Profit/(loss)

4.	Profit/(loss) for the year
1. Overview
Group revenues declined by US$14.2 million to US$125.9 million, representing a decrease of 10% compared to 2008. The decrease was mainly due to an 11% decrease in Clinical Laboratory revenues. The main reason for the decrease in Clinical Laboratory revenues was a decrease in coagulation revenues, caused by a reduction in the number of installed instruments and by the strengthening of the US Dollar against both the Euro and Sterling. Point of Care revenues decreased by 5%, largely due to the company’s decision not to ship to a major HIV customer due to credit related issues in the second half of 2009.
The gross margin for the year ended December 31, 2009 is 45.3%, which is 0.7% higher than the gross margin for 2008. The increase in gross margin this year is primarily attributable to a reduction in overheads and payroll costs following a cost reduction program, lower depreciation charges and the more favourable Euro exchange rate compared to the previous financial year.
In 2008, Trinity Biotech recognised an impairment charge of US$85.8 million relating to the carrying value of goodwill and other intangible assets, property, plant and equipment and prepayments, in the statement of operations. Additionally in 2008, restructuring expenses of US$2.1 million were recognised. The total effect of these once-off charges on the 2008 results was a reduction in profit before tax of US$87.9 million and a reduction of US$83.1m in profit after tax.
The table hereunder compares the operating profit/(loss) and profit after tax for year ended December, 2009 to the previous financial year.

	Year ended December 31,
	2009	2008
	US$’000	US$’000	% Change

Operating Profit/(loss)	14,099	(79,575)

Operating Profit (2008 figure shown before impairment and restructuring charges)	14,099	8,307	70%

Profit/(loss) after Tax	11,824	(77,778)

Profit after Tax (2008 figure shown before impairment and restructuring charges)	11,824	5,353	121%
The operating profit is US$14.1 million for the year ended December 31, 2009 which compares to an operating loss of US$79.6 million for the year ended December 31, 2008. Excluding the impact of impairment charges and restructuring expenses in 2008, the operating profit would have been US$8.3 million in 2008. On a like-for-like basis, there was therefore an increase in operating profit of 70% in 2009. The increase in operating profit was due to the impact of significant cost reduction measures more than offsetting the negative effect of a 10% fall in revenues. The profitability in 2009 was also helped by a reduction in depreciation and amortisation charges and by more favourable Euro versus US Dollar exchange rates.

The profit for the year ended December 31, 2009 was US$11.8 million which compares to a loss for the year ended December 31, 2008 of US$77.8 million. Excluding the after tax impact of the restructuring expenses and goodwill impairment, the profit for 2008 would have been US$5.4 million.
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
The Group also derives a portion of its revenues from leasing infectious diseases and coagulation diagnostic instruments to customers. In cases where the risks and rewards of ownership of the instrument passes to the customer, the fair value of the instrument is recognised at the time of sale matched by the related cost of sale. In the case of operating leases of instruments which typically involve commitments by the customer to pay a fee per test run on the instruments, revenue is recognised on the basis of customer usage of the instruments. In certain markets, the Group also earns revenue from servicing infectious diseases and coagulation instrumentation located at customer premises.
Revenues by Product Line
Trinity Biotech’s revenues for the year ended December 31, 2009 were US$125,907,000 compared to revenues of US$140,139,000 for the year ended December 31, 2008, which represents a decrease of US$14,232,000 or 10%. The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2009	2008
	US$’000	US$’000	% Change

Revenues
Clinical Laboratory	107,778	121,143	(11%)

Point of Care	18,129	18,996	(5%)

Total	125,907	140,139	(10%)

Clinical Laboratory
In 2009 Clinical Laboratory revenues decreased by US$13,365,000 which equates to an 11% decline. The decrease was mainly due to a decline in sales of coagulation products in advance of the worldwide launch of the Destiny Max instrument.
The decrease in coagulation revenues was caused by a reduction in the installed customer base and by movements in foreign exchange rates. The installed base of MDA instruments in the US and UK declined in advance of the launch of the newly developed Destiny Max instrument. The Destiny Max was launched in all markets by July 2009 and is the designated replacement for the MDA. 5% of the overall decrease was caused by changes in exchange rates, principally the strengthening of the US Dollar against the Euro.

Point of Care
Our principal Point of Care product is Unigold™, which tests for the presence of HIV antibodies. Sales of Point of Care tests decreased by US$867,000, which equates to a 5% decline.
Our two main markets for Point of Care tests are Africa and USA. Sales of HIV tests in Africa decreased by 18% largely due to the company’s decision not to ship to a major HIV customer due to credit related issues in the second half of 2009. Point of Care revenues continued to show strong growth in the USA with an increase this year of 17% compared to 2008. Outside of our two main Point of Care markets, revenues increased by 4% in 2009, with most of this increase coming from Latin America.
Revenues by Geographical Region
The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2009	2008
	US$’000	US$’000	% Change

Revenues
Americas	68,130	69,915	(3%)
Europe	32,389	43,481	(26%)
Asia/Africa	25,388	26,743	(5%)

Total	125,907	140,139	(10%)

The 3% decrease in the Americas amounting to US$1,785,000 is primarily attributable to a reduction in coagulation revenue arising from an erosion of the MDA customer base. This reduction was largely offset by growth in the sales of the Unigold rapid HIV test, higher sales of infectious diseases tests mainly Lyme disease and higher revenues for diabetes related tests.
European revenues experienced a decline of US$11,092,000, or 26% compared to 2008. 9% of the decrease was due to the weakening of both Euro and Sterling against the US Dollar. The remaining 17% decrease was mainly due to a reduction in coagulation revenues arising from an erosion of the installed customer base of medium and high throughput analyzers, particularly in UK and Germany.
A US$1,355,000 decrease in Asia/Africa revenues is largely due to lower sales of Trinity’s Unigold rapid HIV tests following Trinity’s decision not to ship to a major customer in Africa due to the credit related issues.
For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.

3. Operating Profit/(loss)
The following table sets forth the Group’s operating profit/(loss)

	Year ended December 31,
	2009	2008
	US$’000	US$’000	% Change

Revenues	125,907	140,139	(10%)
Cost of sales	(68,891)	(77,645)	(11%)

Gross profit	57,016	62,494	(9%)
Other operating income	437	1,173	(63%)
Research & development	(7,341)	(7,544)	(3%)
SG&A expenses	(36,013)	(47,816)	(25%)
SG&A expenses – impairment charges and restructuring expenses	—	(87,882)	(100%)

Operating profit/(loss)	14,099	(79,575)

Cost of sales
Total cost of sales decreased by US$8,754,000 from US$77,645,000 for the year ended December 31, 2008 to US$68,891,000, for the year ended December 31, 2009, a decrease of 11%. The main reasons for the decrease in cost of sales in 2009 were the lower revenues, the savings achieved by a cost reduction program and the change in the Euro exchange rate compared to the previous financial year.
The cost reduction program succeeded in reducing a wide range of direct costs including wages and salaries, utilities and freight costs. Depreciation charges decreased also in 2009.
A significant proportion of the Group’s Cost of Sales is denominated in Euro. During 2009 the average Euro versus US Dollar exchange rate was 6% lower than in 2008 and this had the effect of reducing Cost of Sales.
Gross margin
The gross margin of 45.3% in 2009 compares to a gross margin of 44.6% in 2008. The increase in gross margin in 2009 is primarily attributable to a reduction in overheads and payroll costs following the cost reduction program, lower depreciation charges and the slightly more favourable Euro exchange rate compared to the previous financial year.
Other operating income
Other operating income comprises government grants and rental income from sublet properties. The 63% reduction in 2009 is mainly due to lower government grants following the completion of the related grant-aided activity.
Research and development expenses
Research and development (“R&D”) expenditure reduced from US$7,544,000 in 2008 to US$7,341,000 in 2009. The main reason for the decrease was the change in the US Dollar to Euro exchange rate, which caused research and development costs incurred in our Irish and German operations to decrease by approximately 6%. This decrease was partly offset by an increase in average R&D headcount from 57 in 2008 to 61 in 2009. For details of the Company’s various R&D projects see “Research and Products under Development” in Item 5 below.
Selling, General & Administrative expenses (SG&A)
Total SG&A expenses decreased by US$99,685,000 from US$135,698,000 for the year ended December 31, 2008 to US$36,013,000 for the year ended December 31, 2009. The decrease is primarily due to the impairment charges and restructuring expenses of US$87,882,000 incurred in 2008.

The following table outlines the breakdown of SG&A expenses in 2009 compared to 2008.

	Year ended December 31,
	2009	2008	(Decrease)
	US$’000	US$’000	US$’000	% Change
SG&A (excl. share-based payments and amortisation)	33,567	43,314	(9,747)	(23%)
SG&A — impairment charges and restructuring expenses	—	87,882	(87,882)	(100%)
Share-based payments	487	886	(399)	(45%)
Amortisation	1,959	3,616	(1,657)	(46%)

Total	36,013	135,698	(99,685)	(73%)

Selling General & Administrative Expenditure (excluding share-based payments and amortisation)
SG&A expenses excluding share-based payments and amortisation decreased from US$43,314,000 for the year ended December 31, 2008 to US$33,567,000 for the year ended December 31, 2008, which represents a decrease of 23%.
The decrease this year of US$9,747,000 is mainly attributable to cost reductions as follows:
•
a cost reduction program involving a headcount reduction was announced in December 2008, which delivered payroll cost savings in SG&A of approximately US$5,100,000 in 2009. The headcount reduction also had the effect of reducing travel and other employee expenses by almost US$1,000,000.

•
other headcount reductions implemented in 2009 contributed to a further reduction in SG&A payroll costs of US$700,000. These headcount reductions mainly involved the rationalisation of the French sales and US finance functions.

•	a salary reduction for directors and senior managers was implemented in early 2009 and resulted in a cost saving of approximately US$700,000.

•
a significant proportion of the Group’s SG&A expenses are denominated in Euro. During 2009 the average US dollar versus Euro exchange rate was 6% lower compared to 2008 and this had the effect of reducing SG&A expenses by about US$1,100,000. The US dollar also strengthened versus Sterling in 2009 and this had the effect of reducing the reported SG&A costs for our UK selling entity by just over US$350,000.

•
through strict cost control the Group succeeded in reducing its selling overheads and administrative expenses by about US$750,000 in 2009. A wide range of overhead savings were achieved, including communications, utilities, travel costs, legal and professional fees and recruitment fees.

SG&A impairment charges and restructuring expenses
No impairment charges or restructuring expenses were recorded in 2009. In 2008, an impairment charge of US$85,793,000 was recognized arising from the annual impairment review of the asset valuations included on the balance sheet. The Company recognized an impairment loss against goodwill and other intangible assets (US$71,684,000), property, plant and equipment (US$13,095,000) and prepayments (US$1,014,000).
Restructuring expenses of US$2,089,000 were recorded in SG&A in year ended December 31, 2008. This was made up of US$1,465,000 arising from the resignation of the Company’s former Chief Executive and US$589,000 in relation to costs associated with the implementation of headcount reductions. Other restructuring costs amounted to US$35,000.
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
The Group recorded a total share-based payments charge of US$521,000 (2008: US$1,166,000). The total charge is shown in the following expense headings in the statement of operations: US$19,000 (2008: US$51,000) was charged against cost of sales, US$15,000 (2008: US$48,000) was charged against research and development expenses and US$487,000 (2008: US$886,000) was charged against selling, general and administrative expenses. In 2008 a further share option charge of US$181,000 was included within the selling, general and administrative expenses restructuring charge relating to the share option cost associated with the resignation of the former Chief Executive Officer.

The decrease of US$645,000 in the total share-based payments expense is primarily because share option holders ended their employment with the company and thereby forfeited their share options. For further details refer to Item 18, note 19 to the consolidated financial statements.
Amortisation
Amortisation reduced from US$3,616,000 for the year ended December 31, 2008 to US$1,959,000 for the year ended December 31, 2009. The decrease of US$1,657,000 is partially due to the reduction resulting from the prior year write down of the carrying value of intangible assets following the annual impairment review carried out at December 31, 2008.
4. Profit/(loss) for the year
The following table sets forth selected statement of operations data for each of the periods indicated.

	Year ended December 31,
	2009	2008
	US$’000	US$’000	% Change
Operating profit/(loss)	14,099	(79,575)	118%
Net financing costs	(1,184)	(2,095)	(43%)

Profit/(Loss) before tax	12,915	(81,670)	116%
Income tax (expense)/credit	(1,091)	3,892	128%

Profit/(Loss) of the year	11,824	(77,778)	115%

Net Financing Costs
Net financing costs decreased by US$911,000 from US$2,095,000 in 2008 to US$1,184,000 in 2009. The decrease is primarily due to a combination of lower interest bearing loan balances outstanding and lower interest rates. The interest bearing loan balances at December 31, 2008 were US$36,121,000 compared to US$31,856,000 at December 31, 2009. The interest rate for the majority of the Group’s borrowings is based on LIBOR rates, which reduced significantly during 2009. The deposit interest earned during the year reduced from US$65,000 to US$8,000 due to lower cash balances and lower interest rates.
Taxation
The Group recorded a tax charge of US$1,091,000 for the year ended December 31, 2009 compared to a net tax credit of US$3,892,000 for the year ended December 31, 2008. The 2009 tax charge comprises US$1,000 of current tax and US$1,090,000 of deferred tax. In 2009, the net tax credit was primarily attributable to the impairment of goodwill and other intangible assets, property, plant and equipment. For further details on the impairment please refer to Item 18, note 3 and for further details on the Group’s tax charge please refer to Item 18, note 9 and note 13 to the consolidated financial statements.
Profit/(loss) for the year
The profit for the year amounted to US$11,824,000 which represents an increase of US$89,602,000 when compared to the loss for the year of US$77,778,000 in 2008. Excluding the after tax impact of the restructuring expenses and impairment loss of US$83,131,000, the 2008 profit for the year would have been US$5,353,000. The increase in profits in 2009 of US$6,471,000 compared to 2008, excluding once-off charges, represents an increase of 121%.

Results of Operations
Year ended December 31, 2008 compared to the year ended December 31, 2007
The following compares our results in the year ended December 31, 2008 to those of the year ended December 31, 2007 under IFRS. Our analysis is divided as follows:
1.	Overview

2.	Revenues

3.	Operating Loss

4.	Loss for the year
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
The operating loss was US$79.6 million for the year ended December 31, 2008 which compares to an operating loss of US$29.4 million for the year ended December 31, 2007. Excluding the impact of impairment charges and restructuring expenses in both 2007 and 2008, the operating profit would be US$8.3 million in 2008, compared to US$10.6 million in 2007, a decline of 22%. This decline is mainly attributable to the significant decrease in revenue from higher margin HIV tests in Africa and the adverse change in the Euro to US dollar exchange rate. The Group succeeded in significantly offsetting these negative effects by implementing cost reduction measures and by driving revenue growth in its other product lines, principally infectious disease and clinical chemistry.
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
In December 2008, the Group’s new coagulation analyzer, Destiny Max, was launched in markets outside the USA. Destiny Max represents the largest development project ever undertaken by the Group. Its launch represents a major success for the Group. Notwithstanding that the launch came close to the end of the year, the Group was proud to announce it had achieved the first sales of instruments in Japan, Italy and Ireland in 2008. The submission to the FDA for approval of Destiny Max was filed in December 2008. The Group expects to launch Destiny Max in the USA towards the end of quarter 2, 2009.
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
The Group also derives a portion of its revenues from leasing infectious diseases and coagulation diagnostic instruments to customers. In cases where the risks and rewards of ownership of the instrument passes to the customer, the fair value of the instrument is recognised at the time of sale matched by the related cost of sale. In the case of operating leases of instruments which typically involve commitments by the customer to pay a fee per test run on the instruments, revenue is recognised on the basis of customer usage of the instruments. In certain markets, the Group also earns revenue from servicing infectious diseases and coagulation instrumentation located at customer premises.

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

Clinical Laboratory
In 2008 Clinical Laboratory revenues increased by US$2,030,000 which equates to a growth rate of 2%. The growth was driven by strong demand for infectious disease tests and clinical chemistry tests, which increased by 8% and 9% respectively. These increases were largely offset by a 5% decline in sales of coagulation products.
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
The decrease in coagulation revenues of US$2,938,000 was mainly caused by a decrease in customers in the installed base of MDA instruments in the US and UK and, to a lesser extent, a reduction in the Amax instrument base in Germany. The MDA and Amax 400 instruments are large scale instruments in the late stage of their life cycles. The newly developed Destiny Max instrument, which was launched in all markets except US in December 2008, is the natural replacement for the MDA and Amax 400 instruments. Its introduction to our product range will help to curtail customer losses in that end of the market. Increased coagulation revenues through our distributor network in Western Europe and Latin America partially offset the effect of the lower revenue in US, UK and Germany.
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

The 2% increase in the Americas amounting to US$1,434,000 is primarily attributable to the growth in the sales of the Unigold rapid HIV test, higher sales of infectious disease tests mainly Lyme’s disease and higher revenues relating to diabetes tests. These increases were largely offset by a reduction in coagulation revenue arising from an erosion of the MDA customer base.
European revenues were consistent with the previous year. A decrease in revenue in the German market was offset by increased sales to distributors in other European markets mainly relating to coagulation products.
A US$4,762,000 decrease in Asia/Africa revenues is primarily due to lower sales of Trinity’s Unigold rapid HIV tests in Africa, partly offset by higher coagulation revenues in the region.
For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.
3. Operating Loss
The following table sets forth the Group’s operating loss.

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

Cost of sales
Total cost of sales decreased by US$10,723,000 from US$88,368,000 for the year ended December 31, 2007 to US$77,645,000, for the year ended December 31, 2008, a decrease of 12%. The decrease is primarily attributable to the restructuring expenses of US$12,725,000 recognised in cost of sales in 2007, partially offset by an increase in cost of sales (excluding once-off items) of US$2,002,000.
Included in cost of sales for the year ended December 31, 2007 was US$11,772,000 for an inventory write off and US$953,000 for restructuring expenses. These charges resulted from a decision taken by the Board of Directors of Trinity Biotech during 2007 to restructure the business. Under the restructuring plan, the company undertook to reduce the number of products and instruments within the two key product lines of coagulation and infectious diseases. As a result, the Group recognised US$11,772,000 for inventory written off relating to those coagulation and infectious diseases products and instruments being rationalised for the year ended December 31, 2007. As part of the restructuring, the Group also recognised an additional amount of US$953,000 in cost of sales for termination payments for the year ended December 31, 2007.
Excluding the inventory write off and restructuring expenses incurred, the cost of sales in 2007 would have been US$75,643,000, which is 3% lower than the comparable figure in 2008. The two main reasons for the increase in cost of sales in 2008 were the adverse change in the Euro exchange rate compared to the previous financial year and the change in the sales mix. A significant proportion of the Group’s Cost of Sales is denominated in Euro. During 2008 the average Euro versus US Dollar exchange rate was 8% higher than in 2007 and this had the effect of increasing Cost of Sales. The sales mix changed principally because of the decline in revenues from HIV tests in Africa with an increase in revenues for Infectious Disease and Clinical Chemistry revenues.
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
Research and development expenditure, excluding the impact of last year’s restructuring expenses, increased by US$742,000 compared to 2007. The main reason for the increase was the change in the US Dollar to Euro exchange rate, which caused research and development costs incurred in our Irish and German operations to increase by about 8%. The other reason for the increase in R&D expenditure was the increase in average R&D headcount from 51 in 2007 to 57 in 2008. For a consideration of the Company’s various R&D projects see “Research and Products under Development” in Item 5 below.
Selling, General & Administrative expenses (SG&A)
Total SG&A expenses increased by US$64,373,000 from US$71,325,000 for the year ended December 31, 2007 to US$135,698,000 for the year ended December 31, 2008. The increase is primarily due to the higher impairment charges incurred in 2008, which were partially offset by a reduction in SG&A expenses excluding share-based payments and amortisation. The following table outlines the breakdown of SG&A expenses in 2008 compared to 2007.

	Year ended December 31,		Increase/
	2008	2007	(decrease)
	US$’000	US$’000	US$’000	% Change
SG&A (excl. share-based payments and amortisation)	43,314	46,368	(3,054)	(7%)
SG&A — impairment charges and restructuring expenses	87,882	20,315	67,567	333%
Share-based payments	886	1,224	(338)	(28%)
Amortisation	3,616	3,418	198	6%

Total	135,698	71,325	64,373	90%

Selling General & Administrative Expenditure (excluding share-based payments and amortisation)
SG&A expenses excluding share-based payments and amortisation decreased from US$46,368,000 for the year ended December 31, 2007 to US$43,314,000 for the year ended December 31, 2008, which represents a decrease of 7%. The decrease would have been greater than 7% but for an adverse change in the Euro exchange rate compared to the previous financial year. A significant proportion of the Group’s SG&A expenses are denominated in Euro. During 2008 the average Euro versus US dollar exchange rate was 8% higher compared to 2007 and this had the effect of increasing SG&A expenses by about US$1,800,000.
Despite the adverse change in the Euro exchange rate, there was a decrease of US$3,054,000 in SG&A expenses (excluding restructuring expenses, goodwill impairment, share-based payments and amortisation) in 2008 due to cost reductions as follows:
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

•	a reduction in professional fees including audit fees of approximately US$700,000.

•	the closure of the plant in Umea, Sweden during 2008 reduced administrative expenses by about US$180,000.

•	the US dollar strengthened versus Sterling in the second half of 2008 and this had the effect of reducing the reported SG&A costs for our UK selling entity by just over US$100,000.
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
Loss for the year
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
The facility was amended in December 2009, with the length of the term remaining unchanged (July 2012). The repayment schedule has been revised to US$2,415,000 payable in January and July 2010 (revised from US$3,215,000). The repayment schedule for January 2011, July 2011 and January 2012 remains unchanged at US$3,215,000 per repayment. However, the final repayment in July 2012 has been revised to US$8,032,000 (previously US$6,432,000). During 2009, amounts of US$2,144,000 and US$3,215,000 were paid in January and July respectively. The revolver loan element of the facility has remained at US$7,000,000. This facility is secured on the assets of the Group (see Item 18, note 25(c)).
Various covenants apply to the Group’s bank borrowings. At December 31, 2009, the total amount outstanding under the facility amounted to US$29,327,000, net of unamortised funding costs of US$180,000.
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
The Group expects that it will have access to sufficient funds to repay the debt obligations which were outstanding at December 31, 2009. These obligations include the repayment of the remaining bank loans and finance leases. The timing of these repayment obligations and the expected maturity dates are set out in more detail in Item 11.

Cash management
As at December 31, 2009, Trinity Biotech’s consolidated cash and cash equivalents were US$6,078,000. This compares to cash and cash equivalents of US$5,184,000 at December 31, 2008.
Cash generated from operations for the year ended December 31, 2009 amounted to US$15,533,000 (2008: US$12,946,000), an increase of US$2,587,000. The increase in cash generated from operations of US$2,587,000 is attributable to an increase in operating cash flows before changes in working capital of US$4,007,000 and unfavourable working capital movements of US$1,420,000. The increase in operating cash flows before changes in working capital of US$4,007,000 is primarily due to higher net profits arising in 2009 from improved gross margin and the positive impact of strict control over indirect costs. The unfavourable working capital movements are primarily due to the effect of an increase in cash flows from trade and other receivables of US$8,003,000 and an increase in cash inflows with respect to inventory of US$310,000 being more than offset by a decrease in trade and other payables of US$9,733,000 and thus resulted in the overall unfavourable movement. The cash generated from operations was attributable to a profit before interest and taxation of US$14,099,000 (2008: loss before interest and taxation of US$79,575,000), as adjusted for non cash items of US$5,599,000 (2008: US$95,266,000) less cash outflows due to changes in working capital of US$4,165,000 (2008: cash outflows of US$2,745,000).
The decrease in other non cash charges from US$95,266,000 for the year ended December 31, 2008 to US$5,599,000 for the year ended December 31, 2009 is mainly attributable to the impairment charge in 2008 (see Item 18, note 3 to the consolidated financial statements). An impairment loss of US$71,684,000 was recognised against the intangible assets of the Group during 2008, with a further impairment of US$13,095,000 and US$1,014,000 being recognised in 2008 against property, plant and equipment and prepayments respectively. In addition to the impairment in 2008, decreased depreciation and amortisation in 2009 has led to a further decrease in other non cash charges of US$2,639,000 and US$1,657,000 respectively.
The net cash outflows in 2009 due to changes in working capital of US$4,165,000 are due to the following:
•	A decrease in accounts receivable by US$3,872,000 due to a decrease in debtors days in the year;

•	A decrease in trade and other payables by US$10,409,000 due mainly to the significant reduction in overdue creditor amounts during the year; and

•	A decrease in inventory by US$2,372,000 due to the continued Group wide emphasis on inventory management.
Net interest paid amounted to US$871,000 (2008: US$2,576,000). This consisted of interest paid of US$883,000 (2008: US$2,639,000) on the Group’s interest bearing debt including bank loans and finance leases and was partially offset by interest received of US$12,000 (2008: US$63,000) on the Group’s cash deposits.
Net cash outflows from investing activities for the year ended December 31, 2009 amounted to US$10,335,000 (2008: US$14,688,000) which were principally made up as follows:
•
Payments to acquire intangible assets of US$8,103,000 (2008: US$8,981,000), which principally related to development expenditure capitalised as part of the Group’s on-going product development activities;

•	Acquisition of property, plant and equipment of US$2,481,000 (2008: US$3,713,000) incurred as part of the Group’s investment programme for its manufacturing and distribution activities;

•	Proceeds from the disposal of property, plant and equipment of US$249,000 (2008: US$808,000).
Net cash outflows from financing activities for the year ended December 31, 2009 amounted to US$3,512,000 (2008: cash inflow of US$481,000). The Group received US$897,000 from its issue of ordinary shares in 2009 (2008: US$7,116,000). Ordinary shares issued in 2009 are solely as a result of share options exercised during the year. The Group also received US$307,000 from the issue of long-term debt (2008: US$NIL) and US$1,298,000 from the proceeds of new finance leases (2008: US$NIL). These inflows were offset by the repayment of debt and other liabilities of US$5,400,000 (2008: US$5,224,000) and expenses paid in connection with share issues and debt financing of US$68,000 (2008: US$624,000). Also offsetting the inflows were payments in respect of finance lease liabilities of US$546,000 (2008: US$787,000).
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

As at December 31, 2009, total year end borrowings were US$31,856,000 (2008: US$36,121,000) and cash and cash equivalents were US$6,078,000 (2008: US$5,184,000). For a more comprehensive discussion of the Group’s level of borrowings at the end of 2009, the maturity profile of the borrowings, the Group’s use of financial instruments, its currency and interest rate structure and its funding and treasury policies please refer to Item 11 “Qualitative and Quantitative Disclosures about Market Risk”.
Contractual obligations
The following table summarises our minimum contractual obligations and commercial commitments, including interest, as of December 31, 2009:

Contractual Obligations	Payments due by Period
		less than 1			more than
	Total	year	1-3 Years	3-5 Years	5 years
	US$’000	US$’000	US$’000	US$’000	US$’000
Bank loans	30,556	12,364	18,090	102	—
Capital (finance) lease obligations	2,478	909	1,361	208	—
Operating lease obligations	53,820	4,289	7,229	6,799	35,503

Total	86,854	17,562	26,680	7,109	35,503

Trinity Biotech incurs debt and raises equity to pursue its policy of growth through acquisition. Trinity Biotech believes that, with further funds generated from operations, it will have sufficient funds to meet its capital commitments and continue existing operations for the foreseeable future, in excess of 12 months. If operating margins on sales were to decline substantially or if the Group was to make a large and unanticipated cash outlay, the Group would have further funding requirements. If this were the case, there can be no assurance that financing will be available at attractive terms, or at all. The Group believes that success in raising additional capital or obtaining profitability will be dependent on the viability of its products and their success in the market place. In December 2009, the Group agreed amendments to its bank facility, for more information see Item 18, note 27.
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
Leases with Related Parties
The Group has entered into lease arrangements for premises in Ireland with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech plc, and directly with Mr O’Caoimh and Dr Walsh. Independent valuers have advised Trinity Biotech that the rent fixed with respect to these leases represents a fair market rent. Details of these leases with related parties are set out in Item 4 “Information on the Company”, Item 7 “Major Shareholders and Related Party Transactions” and Item 18, note 26 to the consolidated financial statements.
Research & Development (“R&D”) carried out by third parties
Certain of the Group’s R&D activities have been outsourced to third parties. These activities are carried out in the normal course of business with these companies.

Research and Products under Development
History
Historically, Trinity Biotech had been primarily focused on infectious diseases diagnostics. The Group acquired a broad portfolio of microtitre plate (“EIA”) and Western Blot products and has added to these over the last number of years through additional internally developed products. More recently, the Group has entered into several other diagnostic areas including coagulation and clinical chemistry. The Research and Development (“R&D”) activities of the Group have mirrored this expansion by developing new products in these areas also.
Centres of Excellence
Trinity Biotech has research and development groups focusing separately on Western Blot products, Clinical Chemistry products and Coagulation products. These groups are located in Ireland, Germany and the US and largely mirror the production capability at each production site, hence creating a centre of excellence for each product type. In addition to in-house activities, Trinity Biotech sub-contracts some research and development from time to time to independent researchers based in the US and Europe.
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
US Lyme Western Blot
During 2009, a project was undertaken to further develop the Bordetella pertussis Western Blot product by adding an additional stripe for Adenylate Cyclase per assay kit. This work will continue into 2010 where the newly developed product will be transferred into production and launched onto the European market.
Automated Blotting Instrument and Blot Scanner
In 2006 a project was initiated to introduce the use of an automated blotting instrument with Trinity Biotech’s Western Blot tests, initially focusing on the US Lyme Western Blot allowing increased throughput for end-users. This work progressed successfully, culminating on the commencement of validation of the system in late 2006. Validation was completed in early 2007 with launch of the system, which is called TrinBlot. In 2008 the Group continued to extend the range of products which can be used on the TrinBlot, in addition to the introduction of an automated scanner to aid in the interpretation of the western blots. This system was validated and launched for use with US Lyme in 2008. In 2009, in tandem with the development of the enhanced Bordatella Pertussis product, work was initiated in developing the Trinblot and automated scanner for use with the enhanced Western Blot product. This new software will be validated and launched with the new Bordatella Pertussis product in 2010.
Clinical Chemistry
TRIstat™ POC
Trinity Biotech, at its Kansas City site, has developed a point of care test called TRIstat™ for the measurement of haemoglobin A1c for which FDA approval was obtained in late 2007. The Group continued to enhance this product during 2008 culminating in preparation for CLIA trials in late 2008. CLIA trials were performed in 2009 and the file was submitted to the FDA for review. The company is currently awaiting CLIA approval from the FDA.
Medium throughput HPLC for Haemoglobin testing
This project entails the development of a new HPLC instrument to replace the current PDQ analyzer. The new instrument will allow access to markets not previously open to Trinity Biotech due to instrument price and test capability (A1c and variant). Development was initiated in late 2007, continued through 2009 and is expected to launch initially in the non US market in late 2010.
Coagulation Development Group
Destiny Max Development Project
During 2009 the Group launched a new high throughput coagulation instrument called the Destiny Max. This instrument has been CE marked for distribution in Europe and has obtained a 510k approval from the FDA. The Destiny Max instrument is intended to meet the requirements of large laboratories, commercial laboratories, reference laboratories and anti-coagulation clinics, i.e. high volume laboratories. Enhancement of the instrument has continued throughout 2009 and into 2010. In 2010 the Group signed an agreement to sell its worldwide Coagulation business to Diagnostica Stago — please refer to Item 18, note 28 for further details of this proposed sale.

Trend Information
For information on trends in future operating expenses and capital resources, see “Results of Operations”, “Liquidity and Capital Resources” and “Impact of Inflation” under Item 5.
Item 6
Directors and Senior Management
Directors

Name	Age	Title

Ronan O’Caoimh	54	Chief Executive Officer

Rory Nealon	42	Director, Chief Operations Officer

Jim Walsh, PhD	51	Non Executive Director

Denis R. Burger, PhD	66	Non Executive Director

Peter Coyne	50	Non Executive Director

Clint Severson	61	Non Executive Director

James D. Merselis	56	Non Executive Director

Executive Officer

Kevin Tansley	39	Chief Financial Officer & Company Secretary
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

Jim Walsh, PhD, Non-executive director, joined Trinity Biotech in October 1995 as Chief Operations Officer. Dr. Walsh resigned from the role of Chief Operations Officer in 2007. He is currently CEO of Biosensia Ltd., and Stokes Bio Ltd. He also holds non Executive Director positions with PuriCore Plc ( LSE: PURI) and BioCurex (OTC: BB: BOCX). Prior to joining Trinity Biotech, Dr Walsh was Managing Director of Cambridge Diagnostics Ireland Limited (CDIL). He was employed with CDIL since 1987. Before joining CDIL he worked with Fleming GmbH as Research & Development Manager. Dr Walsh holds a PhD in Chemistry from University College Galway. Dr Walsh remains on the Board as a non executive director of the Company.
Denis R. Burger, PhD, Non-executive director, co-founded Trinity Biotech in June 1992 and acted as Chairman from June 1992 to May 1995. He is currently Executive Chairman of BioCurex, Inc, a cancer diagnostics, OTC:BB listed company and is also non-executive Chairman of Lorus Therapeutics, Inc, a cancer therapeutics, TSX listed company. Until March 2007, Dr Burger was the Chairman and Chief Executive Officer of AVI Biopharma Inc, a NASDAQ listed biotechnology company. He was also a co-founder and, from 1981 to 1990, Chairman of Epitope Inc. In addition, Dr Burger has held a professorship in the Department of Microbiology and Immunology and Surgery (Surgical Oncology) at the Oregon Health and Sciences University in Portland. Dr Burger received his degree in Bacteriology and Immunology from the University of California in Berkeley in 1965 and his Master of Science and PhD in 1969 in Microbiology and Immunology from the University of Arizona.
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
James D. Merselis, Non-executive director, joined the board of Trinity Biotech in February 2009. Mr. Merselis is currently President and CEO of Nexus Dx, Inc, a privately held, San Diego-based diagnostics company working to improve patient care by providing rapid and reliable point of care (POC) medical test information. Prior to this Mr. Merselis served as President and CEO of Alverix, Inc., a privately held company developing portable medical diagnostic instruments. From 2002 to 2007, Mr. Merselis served as President and CEO of HemoSense, Inc. (NASDAQ: HEM), a point-of-care diagnostics company providing patients and physicians with rapid test results to help manage the risk of stroke with the use of warfarin or Coumadin. Prior to his tenure at HemoSense, Mr. Merselis served as President and CEO of Micronics, Inc., a microfluidics company. In addition, Mr. Merselis held a series of increasingly responsible executive positions over twenty-two years with Boehringer Mannheim Diagnostics (now Roche Diagnostics). Mr. Merselis is the Chairman of Akrotome Imaging, a California-based, privately held start-up developing novel imaging agents for cancer diagnosis.
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

Compensation of Directors and Officers
The basis for the executive directors’ remuneration and level of annual bonuses is determined by the Remuneration Committee of the board. In all cases, bonuses and the granting of share options are subject to stringent performance criteria. The Remuneration Committee consists of Dr Denis Burger (committee chairman and senior independent director), Mr Peter Coyne, Mr Clint Severson and Mr James Merselis. Directors’ remuneration shown below comprises salaries, pension contributions and other benefits and emoluments in respect of executive directors. Non-executive directors are remunerated by fees and the granting of share options. Non-executive directors who perform additional services on the Audit Committee or Remuneration Committee receive additional fees. The fees payable to non-executive directors are determined by the board. Each director is reimbursed for expenses incurred in attending meetings of the board of directors.
Total directors and non-executive directors’ remuneration, excluding pension, for the year ended December 31, 2009 amounted to US$1,271,000. The pension charge for the year amounted to US$105,000. See Item 18, note 6 to the consolidated financial statements. The split of directors’ remuneration set out by director is detailed in the table below:

			Defined
	Salary/	Performance	contribution	Total	Total
	Benefits	related bonus	pension	2009	2008
Director	US$’000	US$’000	US$’000	US$’000	US$’000
Ronan O’Caoimh	579	—	65	644	593
Rory Nealon	379	—	40	419	507
Brendan Farrell	—	—	—	—	1,841

	958	—	105	1,063	2,941

		Total	Total
	Fees	2009	2008
Non-executive director	US$’000	US$’000	US$’000
Denis R. Burger	70	70	68
Peter Coyne	70	70	68
James Merselis	53	53	—
Clint Severson	60	60	5
Jim Walsh	60	60	103	*

	313	313	244

*	comprised of US$59,000 relating to fees and US$44,000 relating to other amounts.

			Defined
Chief Financial	Salary/	Performance	contribution	Total	Total
Officer & Company	Benefits	related bonus	pension	2009	2008
Secretary	US$’000	US$’000	US$’000	US$’000	US$’000
Kevin Tansley	286	—	31	317	408

	286	—	31	317	408

As at December 31, 2009 there are no amounts which are set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits for the directors.
The total share-based compensation expense recognised in the consolidated statement of operations in 2009 in respect of options granted to both executive and non executive directors amounted to US$422,000. See Item 18, note 6 to the consolidated financial statements.

The directors were granted 2,220,000 share options during 2009 and were granted 1,665,000 share options during 2008 — the terms of which are as follows:
2009 Share Options Granted:

	Number of Options	Exercise Price of		Date of Option
Director/Executive Officer	Granted	Options Granted		Grant*
Ronan O’Caoimh	800,000 ‘A’ shares	US$	0.66 per ‘A’ share	8 May 2009
Rory Nealon	500,000 ‘A’ shares	US$	0.66 per ‘A’ share	8 May 2009
Kevin Tansley	500,000 ‘A’ shares	US$	0.66 per ‘A’ share	8 May 2009
Denis Burger	60,000 ‘A’ shares	US$	0.66 per ‘A’ share	8 May 2009
Peter Coyne	60,000 ‘A’ shares	US$	0.66 per ‘A’ share	8 May 2009
Jim Walsh	60,000 ‘A’ shares	US$	0.66 per ‘A’ share	8 May 2009
Clint Severson	120,000 ‘A’ shares	US$	0.66 per ‘A’ share	8 May 2009
James Merselis	120,000 ‘A’ shares	US$	0.66 per ‘A’ share	8 May 2009

*	All options issued are subject to a 7 year life from date of grant.
2008 Share Options Granted:

	Number of Options	Exercise Price of		Date of Option
Director/Executive Officer	Granted	Options Granted		Grant*
Brendan Farrell	250,000 ‘A’ shares	US$	1.07 per ‘A’ share	18 March 2008
Rory Nealon	200,000 ‘A’ shares	US$	1.07 per ‘A’ share	18 March 2008
Ronan O’Caoimh	175,000 ‘A’ shares	US$	1.07 per ‘A’ share	18 March 2008
Kevin Tansley	150,000 ‘A’ shares	US$	1.07 per ‘A’ share	18 March 2008
Brendan Farrell	300,000 ‘A’ shares	US$	0.74 per ‘A’ share	16 September 2008
Rory Nealon	240,000 ‘A’ shares	US$	0.74 per ‘A’ share	16 September 2008
Ronan O’Caoimh	200,000 ‘A’ shares	US$	0.74 per ‘A’ share	16 September 2008
Kevin Tansley	150,000 ‘A’ shares	US$	0.74 per ‘A’ share	16 September 2008

*	All options issued are subject to a 7 year life from date of grant.
In addition, see Item 7 — Major Shareholders and Related Party Transactions for further information on the compensation of Directors and Officers.
Directors’ Service Contracts
The Company has entered into service contracts with its Executive Directors and Officers. These contracts contain certain termination provisions which are summarised below.
Under the terms of his service contract Ronan O’Caoimh, Chairman and Chief Executive, is entitled to 12 months salary and benefits in the event of termination by the Company. Where termination arises within 12 months of a change in control of the Company, Mr. O’Caoimh is entitled to 24 months salary and benefits.
Under the terms of his service contract Rory Nealon, Chief Operations Officer, is entitled to 12 months salary and benefits in the event of termination by the Company. Where termination arises within 12 months of a change in control of the Company, Mr. Nealon is entitled to 18 months salary and benefits.
Under the terms of his service contract Kevin Tansley, Chief Financial Officer, is entitled to 12 months salary and benefits in the event of termination by the Company. Where termination arises within 12 months of a change in control of the Company, Mr. Tansley is entitled to 18 months salary and benefits.

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
The board has established Audit, Remuneration and Compensation Committees. The functions and membership of the Remuneration Committee are described above. The Audit Committee reviews the Group’s annual and interim financial statements and reviews reports on the effectiveness of the Group’s internal controls. It also appoints the external auditors, reviews the scope and results of the external audit and monitors the relationship with the auditors. The Audit Committee comprises two of the four independent non-executive directors of the Group, Mr Peter Coyne (Committee Chairman) and Mr James Merselis. Mr Jim Walsh is also a member of the Audit Committee. The Compensation Committee currently comprises Mr Ronan O’Caoimh (Committee Chairman) and Mr Rory Nealon. The Compensation Committee administers the Employee Share Option Plan. The Committee determines the exercise price and the term of the options. Options granted to the members of the Committee are approved by the Remuneration Committee and individual option grants in excess of 30,000 shares are approved by the full board of directors. Share options granted to non-executive directors are decided by the other members of the board.
Because Trinity Biotech is a foreign private issuer, it is not required to comply with all of the corporate governance requirements set forth in NASDAQ Rule 4350 as they apply to U.S. domestic companies. The Group’s corporate governance measures differ in the following significant way. The Group has not appointed an independent nominations committee or adopted a board resolution addressing the nominations process.
Employees
As of December 31, 2009, Trinity Biotech had 658 employees (2008: 711) consisting of 60 research scientists and technicians, 422 manufacturing and quality assurance employees, and 176 finance, administration, sales and marketing staff (2008: 58 research scientists and technicians, 418 manufacturing and quality assurance employees, and 235 finance, administration, sales and marketing staff). Trinity Biotech’s future hiring levels will depend on the growth of revenues.
The geographic spread of the Group’s employees was as follows: 289 in Bray, Co. Wicklow, Ireland, 258 in its US operations, 86 in Germany, 16 in the United Kingdom and 9 in France.
Stock Option Plans
The board of directors have adopted the Employee Share Option Plans (the “Plans”), with the most recently adopted Share Option Plan being the 2006 Plan. The purpose of these Plans is to provide Trinity Biotech’s employees, consultants, officers and directors with additional incentives to improve Trinity Biotech’s ability to attract, retain and motivate individuals upon whom Trinity Biotech’s sustained growth and financial success depends. These Plans are administered by a Compensation Committee designated by the board of directors. Options under the Plans may be awarded only to employees, officers, directors and consultants of Trinity Biotech.
The exercise price of options is determined by the Compensation Committee. The term of an option will be determined by the Compensation Committee, provided that the term may not exceed seven years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with Trinity Biotech (or one year after such termination because of death or disability) except where a longer period is approved by the board of directors. Under certain circumstances involving a change in control of Trinity Biotech, the Committee may accelerate the exercisability and termination of options. As of February 28, 2010, 5,418,753 of the options outstanding were held by directors and officers of Trinity Biotech as follows:

	Number of Options	Exercise Price
Director/Officer	(‘A’ Shares)	(Per ‘A’ Share)	Expiration Date of Options
Ronan O’Caoimh	450,000	US$2.56	26 August 2011
	250,000	US$1.67	2 November 2012
	350,000	US$2.09	13 December 2013
	175,000	US$1.07	18 March 2015
	200,000	US$0.74	16 September 2015
	800,000	US$0.66	8 May 2016

Rory Nealon	175,000	US$2.56	26 August 2011
	100,000	US$1.67	2 November 2012
	150,000	US$2.09	13 December 2013
	200,000	US$1.07	18 March 2015
	240,000	US$0.74	16 September 2015
	500,000	US$0.66	8 May 2016

Denis Burger	60,000	US$2.56	26 August 2011
	25,000	US$1.67	2 November 2012
	25,000	US$2.09	13 December 2013
	60,000	US$0.66	8 May 2016

Jim Walsh	168,753	US$2.56	26 August 2011
	50,000	US$1.67	2 November 2012
	25,000	US$2.09	13 December 2013
	60,000	US$0.66	8 May 2016

Peter Coyne	60,000	US$2.56	26 August 2011
	25,000	US$1.67	2 November 2012
	25,000	US$2.09	13 December 2013
	60,000	US$0.66	8 May 2016

Clint Severson	120,000	US$0.66	8 May 2016

James Merselis	120,000	US$0.66	8 May 2016

Kevin Tansley	20,000	US$2.79	19 May 2011
	20,000	US$1.59	16 August 2012
	30,000	US$1.78	26 July 2013
	75,000	US$2.24	07 March 2014
	150,000	US$1.07	18 March 2015
	150,000	US$0.74	16 September 2015
	500,000	US$0.66	8 May 2016
As of February 28, 2010 the following options were outstanding:

	Number of ‘A’	Range of	Range of
	Ordinary Shares	Exercise Price	Exercise Price
	Subject to Option	per Ordinary Share	per ADS

Total options outstanding	8,304,920	US$0.66-US$4.00	US$	2.64-US$16.00
In April 2008, the Company granted warrants to purchase 2,178,244 Class ‘A’ Ordinary Shares (vesting immediately). These warrants were issued at an exercise price of US$1.39 per ordinary share and have a term of five years. As of February 28, 2010 there were warrants to purchase 2,178,244 ‘A’ Ordinary Shares in the Company outstanding.

Item 7
Major Shareholders and
Related Party Transactions
As of February 28, 2010 Trinity Biotech has outstanding 82,952,037 ‘A’ Ordinary shares and 700,000 ‘B’ Ordinary shares. Such totals exclude 10,483,164 shares issuable upon the exercise of outstanding options and warrants.
The following table sets forth, as of February 28, 2010, the Trinity Biotech ‘A’ Ordinary Shares and ‘B’ Ordinary Shares beneficially held by (i) each person believed by Trinity Biotech to beneficially hold 5% or more of such shares, (ii) each director and officer of Trinity Biotech, and (iii) all officers and directors as a group.
Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated. The Group is not controlled by another corporation or government.

	Number of ‘A’		Percentage	Number of ‘B’		Percentage	Percentage
	Ordinary Shares		Outstanding	Ordinary Shares		Outstanding	Total
	Beneficially		‘A’ Ordinary	Beneficially		‘B’ Ordinary	Voting
	Owned		Shares	Owned		Shares	Power
Heartland Advisors Inc.	7,862,400		9.5%	—		—	9.3%

William Blair Capital Management LLC	7,106,952		8.6%	—		—	8.4%

Goldman Capital Management Inc.	6,380,000		7.7%	—		—	7.6%

Ronan O’Caoimh	4,997,914	(1)	5.9%	—		—	5.8%

Rory Nealon	755,000	(2)	0.9%	—		—	0.9%

Jim Walsh	1,637,362	(3)	2.0%	—		—	1.9%

Denis R. Burger	250,000	(4)	0.3%	—		—	0.3%

Peter Coyne	110,000	(5)	0.1%	—		—	0.1%

Kevin Tansley	237,000	(6)	0.3%	—		—	0.3%

Clint Severson	48,000		0.1%	—		—	0.1%

James Merselis	—		—	—		—	—

Potenza Investments Inc.	—		—	500,000	(7)	71.4%	1.2%

Officers and Directors as a group (8 persons)	8,035,276	(1)(2)(3)(4)(5)(6)	9.4%	—		—	9.3%

(1)	Includes 1,160,418 shares issuable upon exercise of options.

(2)	Includes 555,000 shares issuable upon exercise of options.

(3)	Includes 243,750 shares issuable upon exercise of options.

(4)	Includes 110,000 shares issuable upon exercise of options.

(5)	Includes 110,000 shares issuable upon exercise of options.

(6)	Includes 185,000 shares issuable upon exercise of options.

(7)	These ‘B’ shares have two votes per share.

Related Party Transactions
The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech, and directly with Mr O’Caoimh and Dr Walsh, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland.
In July 2000, Trinity Biotech entered into an agreement with JRJ pursuant to which the Group took a lease of a 25,000 square foot premises adjacent to the existing facility for a term of 20 years at a rent of €7.62 per square foot for an annual rent of €190,000 (US$274,000). During 2006, the rent on this property was reviewed and increased to €11.00 per square foot, resulting in an annual rent of €275,000 (US$397,000).
In November 2002, the Group entered into an agreement for a 25 year lease with JRJ for offices that have been constructed adjacent to its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$550,000) is payable from January 1, 2004. There was a rent review performed on this premises in 2009 and further to this review, there was no change to the annual rental charge.
In December 2007, the Group entered into an agreement with Mr O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a rate of €17.94 per square foot (including fit out) giving a total annual rent of €787,000 (US$1,136,000).
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
There were no director loans advanced during 2009 and there were no loan balances payable to or receivable from directors at January 1, 2009 and at December 31, 2009.
In December 2006, the Remuneration Committee of the Board approved the payment of a dividend of US$5,331,000 by Trinity Research Limited to Rayville Limited on the ‘B’ shares held by it. This amount was then lent back by Rayville to Trinity Research Limited. This loan was partially used to fund executive compensation in 2007, 2008 and 2009 and will fund future executive compensation over the next number of years under the arrangement described above, with the amount of such funding being reflected in compensation expense over the corresponding period. As the dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2006 consolidated financial statements.
In June 2009, the Board approved the payment of a dividend of $2,830,000 by Trinity Research Limited to Rayville Limited on the ‘B’ shares held by it. This amount was then lent back by Rayville to Trinity Research Limited. As the dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2009 consolidated financial statements.

The amount of payments to Rayville included in compensation expense was US$2,061,000, US$1,866,000 and US$1,071,000 for 2007, 2008 and 2009 respectively, of which US$1,867,000, US$1,609,905 and US$887,000 respectively related to the key management personnel of the Group. There were no dividends payable to Rayville Limited as of December 31, 2009 or 2007. Dividends payable to Rayville at December 31, 2008 amounted to US$60,000. Of the US$1,071,000 of payments made to Rayville Limited in 2009, US$311,000 represented repayments of the loan to Trinity Research Limited referred to above.
Item 8
Financial Information
Legal Proceedings
In 2008 Trinity Biotech filed a civil suit with a New York court against the former shareholders of Primus Corporation. Trinity Biotech claimed that the defendants unjustly received an overpayment of US$512,000 based on the fraudulent and wrongful calculation of the earnout payable to the shareholders of Primus Corporation. Trinity Biotech also alleged that one of the former shareholders, Mr Thomas Reidy, failed to return stock certificates and collateral pledged by Trinity Biotech as security for the payment of a US$3 million promissory note given to the defendants by Trinity Biotech as part of compensation under the share purchase agreement for acquiring Primus. During 2009, all of the defendants with the exception of Mr. Reidy settled the legal action. The US District Court, Southern District of New York granted a judgment against Mr. Reidy ordering him to pay Trinity damages of US$200,000 plus interest and to return stock certificates and collateral pledged by Trinity Biotech as security for the payment of the US$3 million promissory note.
Item 9
The Offer and Listing
Trinity Biotech’s American Depository Shares (“ADSs”) are listed on the NASDAQ National Cap Market under the symbol “TRIB”. In 2005, the Trinity Biotech adjusted the ratio of American Depository Shares (“ADSs”) to Ordinary Shares and changed its NASDAQ Listing from the NASDAQ Small Capital listing to a NASDAQ National Market Listing. The ratio of ADSs to underlying Ordinary Shares has changed from 1 ADS : 1 Ordinary Share to 1 ADS : 4 Ordinary Shares and all historical data has been restated as a result.
The Group’s ‘A’ Ordinary Shares were also listed and traded on the Irish Stock Exchange until November 2007, whereby the Company de-listed from the Irish Stock Exchange. The Group’s depository bank for ADSs is The Bank of New York Mellon. On February 28, 2010, the reported closing sale price of the ADSs was US$5.07 per ADS. The following tables set forth the range of quoted high and low sale prices of Trinity Biotech’s ADSs for (a) the years ended December 31, 2005, 2006, 2007, 2008 and 2009; (b) the quarters ended March 31, June 30, September 30 and December 31, 2008; March 31, June 30, September 30 and December 31, 2009; and (c) the months of March, April, May, June, July, August, September, October, November and December 2009 and January and February 2010 as reported on NASDAQ. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.
ADSs

Year Ended December 31	High		Low
2005	US$	11.72	US$	6.28
2006	US$	9.54	US$	7.09
2007	US$	11.75	US$	5.72
2008	US$	6.95	US$	1.25
2009	US$	5.70	US$	1.05

ADSs

2008	High		Low
Quarter ended March 31	US$	6.95	US$	4.15
Quarter ended June 30	US$	4.61	US$	3.39
Quarter ended September 30	US$	3.90	US$	2.82
Quarter ended December 31	US$	3.10	US$	1.25
ADSs

2009	High		Low
Quarter ended March 31	US$	2.35	US$	1.05
Quarter ended June 30	US$	4.84	US$	1.50
Quarter ended September 30	US$	5.70	US$	3.06
Quarter ended December 31	US$	4.43	US$	3.33
ADSs

Month Ended	High		Low
March 31, 2009	US$	2.00	US$	1.05
April 30, 2009	US$	2.92	US$	1.50
May 31, 2009	US$	3.63	US$	2.45
June 30, 2009	US$	4.84	US$	2.84
July 31, 2009	US$	5.70	US$	3.95
August 31, 2009	US$	4.39	US$	3.35
September 30, 2009	US$	4.75	US$	3.06
October 31, 2009	US$	4.42	US$	3.33
November 30, 2009	US$	4.25	US$	3.60
December 31, 2009	US$	4.43	US$	3.65
January 31, 2010	US$	4.30	US$	3.79
February 28, 2010	US$	5.16	US$	3.76
The number of record holders of Trinity Biotech’s ADSs as at February 28, 2009 amounts to 585, inclusive of those brokerage firms and/or clearing houses holding Trinity Biotech’s securities for their clientele (with each such brokerage house and/or clearing house being considered as one holder).

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

Material Contracts
Other than contracts entered into in the ordinary course of business, the following represents the material contracts entered into by the Group:
Agreement to sell the Coagulation business to Diagnostica Stago SAS
Trinity Biotech signed an agreement in March 2010 to sell its worldwide coagulation business to Diagnostica Stago for US$90 million. US$67.5m will be paid on closing, US$11.25m on the first anniversary of closing and the remaining US$11.25m on the second anniversary of closing. Diagnostica Stago have agreed to purchase the share capital of Trinity Biotech (UK Sales) Limited, Trinity Biotech GmbH and Trinity Biotech SARL, along with coagulation assets of Biopool US Inc. and Trinity Biotech Manufacturing Limited. Included in the sale are Trinity’s lists of coagulation customers and suppliers, all coagulation inventory, intellectual property and developed technology. In total, 320 Trinity employees will transfer their employment to Diagnostica Stago. The transaction, which is subject to certain conditions that are not met at the date of approval of the financial statements, is expected to close during quarter 2, 2010.
Acquisition of the immuno-technology business of Cortex Biochem Inc
In September 2007, the Group acquired the immuno-technology business of Cortex Biochem Inc (“Cortex”) for a total consideration of US$2,925,000, consisting of cash consideration of US$2,887,000 and acquisition expenses of US$38,000.
The main terms and conditions in the Cortex purchase agreement were as follows:
1.	Trinity Biotech acquired Cortex’s lists of customers and suppliers, inventory of immuno reagents, certain accounts receivable and accounts payable balances and the Cortex Biochem website.
2.	The vendor undertook not to compete directly with the Cortex business for a period of three years after the sale of the business to Trinity
3.	All of the purchase consideration was payable on signing of the contract.
Acquisition of certain components of the distribution business of Sterilab Services UK
In October 2007, the Group acquired certain components of the distribution business of Sterilab Services UK (“Sterilab”), a distributor of Infectious Diseases products, for a total consideration of US$1,489,000, consisting of cash consideration of US$1,480,000 and acquisition expenses of US$9,000.
The main terms and conditions in the Sterilab purchase agreement were as follows:
1.	Trinity Biotech acquired a list of customers, inventory of infectious diseases and autoimmune products and all diagnostic instruments placed with Sterilab’s customers
2.	The vendor undertook not to compete directly with Trinity’s infectious disease business in the United Kingdom for a period of one year after the sale of the Sterilab business to Trinity
3.	All of the purchase consideration was payable on signing of the contract.
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
If Trinity Biotech became a PFIC, a US Holder may make a “qualifying electing fund” election in the year Trinity Biotech first becomes a PFIC or in the year the holder acquires the shares, whichever is later. This election provides for a current inclusion of Trinity Biotech’s ordinary income and capital gain income in the US Holder’s US taxable income. In return, any gain on sale or other disposition of a US Holder’s ADSs in Trinity Biotech, if it were classified as a PFIC, will be treated as capital, and the interest penalty will not be imposed. This election is not made by Trinity Biotech, but by each US Holder. The PFIC must provide certain information to the IRS in order to qualify as a Qualified Electing Fund. US Holders should contact their tax advisor for further information on this area.
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
Individual Irish Holders will be subject to income tax on the gross amount of any dividend (that is the amount of the dividend received plus any DWT withheld), at their marginal rate of tax (currently either 20% or 41% depending on the individual’s circumstances). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of DWT withheld. Individual Irish Holders may, depending on their circumstances, also be subject to the Irish income levy of up to 6%, the health levy of up to 5% and pay related social insurance contribution of up to 4% in respect of their dividend income.
Shareholders who are individuals resident in the US (and certain other countries) and who are not resident or ordinarily resident in Ireland may receive dividends free of DWT where the shareholder has provided Trinity Biotech with the relevant declaration and residency certificate required by legislation.
Corporate shareholders that are not resident in Ireland and who are ultimately controlled by persons resident in the US (or certain other countries) or corporate holders of ordinary shares resident in a relevant territory (being a country with which Ireland has a double tax treaty, which includes the United States) or resident in a member state of the European Union other than Ireland which are not controlled by Irish residents or whose principal class of shares or its 75% parent’s principal class of shares are substantially or regularly traded on a recognised stock exchange in a country with which Ireland has a tax treaty, may be exempt from withholding tax on the production of the appropriate declarations. As a result of Finance Bill 2010 (assuming the Bill is enacted in April 2010), there will no longer be a requirement for non-resident companies receiving dividends from Irish resident companies to provide a tax residence and/or auditor’s certificate in order to obtain an exemption from dividend withholding tax at source. Instead, a self-assessment system will apply under which a non-resident company will provide a declaration and certain information to the dividend paying company or intermediary to claim the exemption. The declaration will extend for a period of up to 6 years.
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
Disposals of Ordinary Shares or ADSs
Irish Holders that acquire ordinary shares or ADSs will generally be considered, for Irish tax purposes, to have acquired their ordinary shares or ADSs at a base cost equal to the amount paid for the ordinary shares or ADSs. On subsequent dispositions, ordinary shares or ADSs acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a “first in first out” basis before ordinary shares or ADSs acquired at a later time. Irish Holders that dispose of their ordinary shares or ADSs will be subject to Irish capital gains tax (CGT) to the extent that the proceeds realised from such disposition exceed the indexed base cost of the ordinary shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 25% and this applies to disposals made on or after 8 April 2009 while the rate is 22% for disposals made between 15 October 2008 and 7 April 2009. Indexation of the base cost of the ordinary shares or ADSs will only be available up to 31 December 2002, and only in respect of ordinary shares or ADSs held for more than 12 months prior to their disposal.
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
Irish Holders that realise a loss on the disposal of ordinary shares or ADSs will generally be entitled to offset such allowable losses against capital gains realised from other sources in determining their CGT liability in a year. Allowable losses which remain unrelieved in a year may generally be carried forward indefinitely for CGT purposes and applied against capital gains in future years.
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
A gift or inheritance of ordinary shares will be, or in the case of ADSs may be, within the charge to capital acquisitions tax, regardless of where the disponer or the donee/successor in relation to the gift/inheritance is domiciled, resident or ordinarily resident. Capital acquisitions tax is levied at a rate of 25% (this rate is effective for valuation dates from 8 April 2009 and a rate of 22% applies to gifts and inheritances taken where the valuation date is between 20 November 2008 and 7 April 2009) on the taxable value of the gift or inheritance above certain tax-free thresholds. This tax-free threshold is determined by the amount of the current benefit and of previous benefits, received within the group threshold since December 5, 1991, which are within the charge to the capital acquisitions tax and the relationship between the former holder and the successor. Gifts and inheritances between spouses are not subject to the capital acquisitions tax. Gifts of up to €3,000 can be received each year from any given individual without triggering a charge to capital acquisitions tax. Where a charge to Irish CGT and capital acquisitions tax arises on the same event, capital acquisitions tax payable on the event can be reduced by the amount of the CGT payable. There should be no clawback of the same event credit of CGT offset against capital acquisitions tax provided the donee/successor does not dispose of the ordinary shares or ADSs within two years from the date of gift/inheritance.
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
Irish stamp duty, which is a tax imposed on certain documents, is payable on all transfers of ordinary shares of an Irish registered company (other than transfers made between spouses, transfers made between 90% associated companies, or certain other exempt transfers) regardless of where the document of transfer is executed. Irish stamp duty is also payable on electronic transfers of ordinary shares. A transfer of ordinary shares made as part of a sale or gift will generally be stampable at the ad valorem rate of 1% of the value of the consideration received for the transfer, or, if higher, the market value of the shares transferred. Any instrument executed on or after 24 December 2008 which transfers stock or marketable securities on sale where the amount or value of the consideration is €1,000 or less may be exempt from stamp duty. To avail of the exemption the instrument must be certified in accordance with Revenue guidelines. Where the consideration for a sale is expressed in a currency other than Euro, the duty will be charged on the Euro equivalent calculated at the rate of exchange prevailing at the date of the transfer.
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
The Group borrows in US dollars at floating and fixed rates of interest. At December 31, 2009 borrowings totalled US$31,856,000 (2008: US$36,121,000), (net of cash: US$25,778,000 (2008: net of cash: US$30,937,000)), at interest rates ranging from 2.53% to 6.61% (2008: 2.74% to 6.98%) — see Item 18, note 27.

The total year-end borrowings consists of fixed rate debt of US$2,529,000 (2008: US$1,570,000) at interest rates ranging from 6% to 6.61% (2008: 5% to 6.98%) and floating rate debt of US$29,327,000 (2008: US$34,551,000) at an interest rate of 2.53% (2008: 2.74%). In broad terms, a one-percentage point increase in interest rates would increase interest income by US$61,000 (2008: US$52,000) and increase the interest expense by US$295,000 (2008: US$349,000) resulting in an increase in the net interest charge of US$234,000 (2008: increase by US$297,000).
Long-term borrowing requirements are met by funding in the US and Ireland. Short-term borrowing requirements are primarily drawn under committed bank facilities. At the year-end, 40% of total long term borrowings fell due for repayment within one year.
The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, where considered necessary, the Group pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered Euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro forecasted transactions. These forward contracts normally have maturities of less than one year after the balance sheet date. The forward contracts in place at December 31, 2009 have maturity dates of less than one year after the balance sheet date. Where necessary, the forward contracts are rolled over at maturity.
The Group had foreign currency denominated cash balances equivalent to US$518,000 at December 31, 2009 (2008: US$1,257,000).
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
Trinity Biotech estimates that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Group is exposed, without making any allowance for the potential impact of such a rise on exchange rates, would be a decrease in the profit before tax for 2009 by approximately 1.7%.
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

Group
Maturity						After		Fair
Before December 31	2010	2011	2012	2013	2014	2014	Total	value
Long-term debt
Variable rate — US$000	11,735	6,365	11,227	—	—	—	29,327	29,327
Average interest rate	2.53%	2.53%	2.53%	—	—	—	2.53%

Fixed rate — US$000	890	936	506	118	79	—	2,529	2,541
Average interest rate	6.31%	6.31%	5.99%	6.11%	6.11%	—	6.21%
Exchange rate sensitivity
At year-end 2009, approximately 13% of the Group’s US$79,344,000 net worth (shareholders’ equity) was denominated in currencies other than the US Dollar, principally the Euro.
A strengthening or weakening of the US Dollar by 10% against all the other currencies in which the Group operates, would have the approximate effect of reducing or increasing the Group’s 2009 year-end net worth by US$1,031,000.

Item 12
Description of Securities Other than Equity Securities
Not applicable.
Part II
Item 13
Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14
Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15
Control and Procedures
Evaluation of Disclosure Controls and Procedures
The Group’s disclosure and control procedures are designed so that information required to be disclosed in reports filed or submitted under the Securities Exchange Act 1934 is prepared and reported on a timely basis and communicated to management, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934 as of the end of the period covered by this Form 20-F. The Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were effective as of December 31, 2009.
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
Management has assessed the effectiveness of internal control over financial reporting based on criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2009.

Our independent auditor, Grant Thornton, a registered public accounting firm, has issued an attestation report on the Group’s internal control over financial reporting as of December 31, 2009 (see Item 18).
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

	Year ended December 31,		Year ended December 31,
	2009		2008
	US$’000%		US$’000%
Audit	625	89%	713	89%

Audit-related	6	1%	6	1%
Tax	70	10%	80	10%

Total	701		799

During 2008, we engaged Grant Thornton, as our independent auditors for the fiscal year ended December 31, 2008, and chose not to renew the engagement of KPMG which served as the Company’s independent auditors for the fiscal year ended December 31, 2007. Grant Thornton continued to act as our independent auditors for the fiscal year ended December 31, 2009. We have agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation of its audit report on our past financial statements in this Annual Report on Form 20-F.
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
Exemptions from the Listing Requirements and Standards for Audit Committee
Not applicable.
Purchase of equity securities by the issuer and affiliates and purchasers
The maximum number of shares that may yet be purchased under the Group share option plan by Trinity Biotech or on the Group’s behalf at December 31, 2009 was 8,295,203 (2008: 8,201,758). No shares were purchased by Trinity Biotech or on our behalf or by any affiliated purchaser in 2009 or 2008. No shares were purchased as part of a publicly announced repurchase plan or program in 2009 or 2008.
Part III
Item 17
Financial Statements
The registrant has responded to Item 18 in lieu of responding to this item.
Item 18
Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Trinity Biotech plc
We have audited Trinity Biotech plc’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Trinity Biotech’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15 in this Annual Report on Form 20-F. Our responsibility is to express an opinion on Trinity Biotech plc’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, Trinity Biotech maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Trinity Biotech plc and subsidiaries, as of December 31, 2009 and 2008, and the related consolidated statements of operations and cash flows for each of the years in the two year period ended December 31, 2009 and our report dated April 15, 2010 expressed an unqualified opinion on those consolidated financial statements.
Grant Thornton
Dublin, Ireland
April 15, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Trinity Biotech plc
We have audited the accompanying consolidated balance sheets of Trinity Biotech plc and subsidiaries (the Company) as of December 31, 2009 and 2008 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the two year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trinity Biotech plc and subsidiaries as of December 31, 2009 and 2008 and the results of their operations and cash flows for each of the years in the two year period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Trinity Biotech plc’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 15, 2010 expressed an unqualified opinion on the effective operation of internal control over financial reporting.
Grant Thornton
Dublin, Ireland
April 15, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Trinity Biotech plc
We have audited the accompanying consolidated statements of operations, recognised income and expense, and cash flows of Trinity Biotech plc and subsidiaries (the Company) for the year ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of Trinity Biotech plc and subsidiaries’ operations and cash flows for the year ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.
KPMG
Dublin, Ireland
April 2, 2008

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December, 31
		2009	2008	2007
		Total	Total	Total
	Notes	US$‘000	US$‘000	US$‘000
Revenues	2	125,907	140,139	143,617

Cost of sales		(68,891)	(77,645)	(75,643)
Cost of sales — restructuring expenses	3	—	—	(953)
Cost of sales — inventory write off/ provision	2, 3	—	—	(11,772)

Total cost of sales		(68,891)	(77,645)	(88,368)

Gross profit		57,016	62,494	55,249

Other operating income	5	437	1,173	413

Research and development expenses		(7,341)	(7,544)	(6,802)
Research and development — restructuring expenses	3	—	—	(6,907)

Total research and development expenses		(7,341)	(7,544)	(13,709)

Selling, general and administrative expenses		(36,013)	(47,816)	(51,010)
Selling, general and administrative — impairment charges and restructuring expenses	3	—	(87,882)	(20,315)

Total selling, general and administrative expenses		(36,013)	(135,698)	(71,325)

Operating profit/(loss)		14,099	(79,575)	(29,372)

Financial income	4	8	65	457
Financial expenses	2, 4	(1,192)	(2,160)	(3,148)

Net financing costs		(1,184)	(2,095)	(2,691)

Profit/(loss) before tax	6	12,915	(81,670)	(32,063)

Total income tax (expense)/credit	2, 9	(1,091)	3,892	(3,309)

Profit/(loss) for the year (all attributable to owners of the parent)	2	11,824	(77,778)	(35,372)

Basic earnings/(loss) per ordinary share (US Dollars)	10	0.14	(0.96)	(0.47)
Basic earnings/(loss) per ‘B’ ordinary share (US Dollars)	10	0.28	(1.91)	(0.94)
Diluted earnings/(loss) per ordinary share (US Dollars)	10	0.14	(0.96)	(0.47)
Diluted earnings/(loss) per ‘B’ ordinary share (US Dollars)	10	0.28	(1.91)	(0.94)
Basic earnings/(loss) per ADS (US Dollars)	10	0.57	(3.82)	(1.86)
Diluted earnings/(loss) per ADS (US Dollars)	10	0.57	(3.82)	(1.86)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
		2009	2008	2007
	Notes	US$’000	US$’000	US$’000
Profit/(loss) for the year	2	11,824	(77,778)	(35,372)
Other comprehensive income:
Foreign exchange translation differences		215	(806)	1,072
Cash flow hedges:
Effective portion of changes in fair value		(31)	(252)	224
Deferred tax on income and expenses recognised directly in equity		3	26	(23)

Other comprehensive income		187	(1,032)	1,273

Total Comprehensive Income (all attributable to owners of the parent)		12,011	(78,810)	(34,099)

CONSOLIDATED BALANCE SHEETS

		December 31,	December 31,
		2009	2008
	Notes	US$’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	11	12,174	11,855
Goodwill and intangible assets	12	44,822	38,525
Deferred tax assets	13	5,801	3,051
Other assets	14	1,212	877

Total non-current assets		64,009	54,308

Current assets
Inventories	15	39,198	42,317
Trade and other receivables	16	22,931	27,418
Income tax receivable		229	282
Cash and cash equivalents	17	6,078	5,184

Total current assets		68,436	75,201

TOTAL ASSETS	2	132,445	129,509

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital		1,080	1,070
Share premium		160,683	159,864
Accumulated deficit		(87,070)	(99,493)
Translation reserve		206	(9)
Other reserves		4,445	4,473

Total equity		79,344	65,905

Current liabilities
Interest-bearing loans and borrowings	20	12,625	12,656
Derivative financial instruments	27	58	27
Income tax payable		24	5
Trade and other payables	21	12,844	22,969
Provisions	22	50	50

Total current liabilities		25,601	35,707

Non-current liabilities
Interest-bearing loans and borrowings	20	19,231	23,465
Other payables	23	59	59
Deferred tax liabilities	13	8,210	4,373

Total non-current liabilities		27,500	27,897

TOTAL LIABILITIES	2	53,101	63,604

TOTAL EQUITY AND LIABILITIES		132,445	129,509

STATEMENT OF CHANGES IN EQUITY

	Share	Share
	capital	capital					Convertible	(Accumulated
	‘A’	‘B’					notes –	deficit)/
	ordinary	ordinary	Share	Translation	Warrant	Hedging	equity	retained
	shares	shares	premium	reserve	reserve	reserves	component	earnings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at January 1, 2007	966	12	151,774	(275)	3,803	—	164	10,818	167,262
Total comprehensive income	—	—	—	1,072	—	201	—	(35,372)	(34,099)
Share-based payments		—	—	—	—	—	—	1,482	1,482
Options exercised	4	—	450	—	—	—	—	—	454
Class A shares issued on conversion of convertible notes	9	—	1,813	—	—	—	—	—	1,822
Convertible notes — transfer to retained earnings on maturity	—	—	—	—	—	—	(164)	164	—
Share issue expenses	—	—	(76)	—	—	—	—	—	(76)

Balance at December 31, 2007	979	12	153,961	797	3,803	201	—	(22,908)	136,845

Balance at January 1, 2008	979	12	153,961	797	3,803	201	—	(22,908)	136,845
Total comprehensive income	—	—	—	(806)	—	(226)	—	(77,778)	(78,810)
Share-based payments	—	—	—	—	—	—	—	1,193	1,193
Options exercised	—	—	—	—	—	—	—	—	—
Class A shares issued on conversion of convertible notes	—	—	—	—	—	—	—	—	—
Class A shares issued in private placement	79	—	7,037	—	—	—	—	—	7,116
Share issue expenses	—	—	(439)	—	—	—	—	—	(439)
Fair Value of Warrants issued during the year	—	—	(695)	—	695	—	—	—	—

Balance at December 31, 2008	1,058	12	159,864	(9)	4,498	(25)	—	(99,493)	65,905

Balance at January 1, 2009	1,058	12	159,864	(9)	4,498	(25)	—	(99,493)	65,905
Total comprehensive income	—	—	—	215	—	(28)	—	11,824	12,011
Share-based payments	—	—	—	—	—	—	—	599	599
Options exercised	10	—	887	—	—	—	—	—	897
Share issue expenses	—	—	(68)	—	—	—	—	—	(68)

Balance at December 31, 2009	1,068	12	160,683	206	4,498	(53)	—	(87,070)	79,344

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
		2009	2008	2007
	Notes	US$‘000	US$‘000	US$‘000
Cash flows from operating activities
Profit/(loss) for the year		11,824	(77,778)	(35,372)
Adjustments to reconcile net profit to cash provided by operating activities:
Depreciation		1,786	4,425	4,341
Amortisation		1,959	3,616	3,418
Income tax expense/(credit)		1,091	(3,892)	3,309
Financial income		(8)	(65)	(457)
Financial expense		1,192	2,160	3,148
Share-based payments		521	1,166	1,403
Foreign exchange losses on operating cash flows		109	77	(26)
Loss/(profit) on disposal / retirement of property, plant and equipment		66	(682)	17
Impairment of assets	3	—	85,793	19,156
Non-cash restructuring expenses	3	—	—	18,573
Other non-cash items		1,158	871	577

Operating cash flows before changes in working capital		19,698	15,691	18,087
Decrease/(increase) in trade and other receivables		3,872	(4,131)	5,226
Decrease/(increase) in inventories		2,372	2,062	(7,101)
(Decrease)/increase in trade and other payables		(10,409)	(676)	1,966

Cash generated from operations		15,533	12,946	18,178
Interest paid		(883)	(2,639)	(2,802)
Interest received		12	63	429
Income taxes received/(paid)		70	359	(456)

Net cash provided by operating activities		14,732	10,729	15,349

Cash flows from investing activities
Payments to acquire subsidiaries and businesses	24	—	—	(4,414)
Deferred consideration to acquire subsidiaries and businesses		—	(2,802)	(3,472)
Payments to acquire intangible assets		(8,103)	(8,981)	(7,851)
Disposal of financial assets		—	—	15,500
Proceeds from disposal of property, plant and equipment		249	808	84
Acquisition of property, plant and equipment		(2,481)	(3,713)	(8,262)

Net cash used in investing activities		(10,335)	(14,688)	(8,415)

Cash flows from financing activities
Proceeds from issue of ordinary share capital		897	7,116	454
Proceeds from borrowings, short-term debt		—	—	5,000
Proceeds from borrowings, long-term debt		307	—	—
Expenses paid in connection with share issue and debt financing		(68)	(624)	(70)
Repayment of long-term debt		(5,400)	(5,224)	(8,285)
Proceeds from new finance leases		1,298	—	2,087
Payment of finance lease liabilities		(546)	(787)	(294)

Net cash (used in)/provided by financing activities		(3,512)	481	(1,108)

Increase/(decrease) in cash and cash equivalents		885	(3,478)	5,826
Effects of exchange rate movements on cash held		9	(38)	53
Cash and cash equivalents at beginning of year		5,184	8,700	2,821

Cash and cash equivalents at end of year	17	6,078	5,184	8,700

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc and its subsidiaries (“the Group”) are as follows:

a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). The IFRS applied are those effective for accounting periods beginning on or after 1 January 2009. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

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

Judgements made by management that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 29.

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
DECEMBER 31, 2009
1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
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

Depreciation is charged to the statement of operations on a straight-line basis to write-off the cost of the assets over their expected useful lives as follows:

•	Leasehold improvements	5-15 years
•	Office equipment and fittings	10 years
•	Buildings	50 years
•	Computer equipment	3-5 years
•	Plant and equipment	5-15 years

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

Leases other than finance leases are classified as “operating leases”, and the rentals thereunder are charged to the statement of operations on a straight-line basis over the period of the leases. Lease incentives are recognised in the statement of operations on a straight-line basis over the lease term.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

e)	Business combinations

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash generating unit level. The goodwill and indefinite-lived assets were reviewed for impairment at December 31, 2007, December 31, 2008 and December 2009. See note 12.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The share options issued by the Group are not subject to market-based vesting conditions as defined in IFRS 2, Share-based Payment. Non-market vesting conditions are not taken into account when estimating the fair value of share options as at the grant date; such conditions are taken into account through adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognised equates to the number of equity instruments that actually vest. The expense in the statement of operations in relation to share options represents the product of the total number of options anticipated to vest and the fair value of those options; this amount is allocated to accounting periods on a straight-line basis over the vesting period. Given that the performance conditions underlying the Group’s share options are non-market in nature, the cumulative charge to the statement of operations is only reversed where the performance condition is not met or where an employee in receipt of share options relinquishes service prior to completion of the expected vesting period. Share based payments, to the extent they relate to direct labour involved in development activities, are capitalised, see 1(g).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
q)	Employee benefits

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

Where Euro or Sterling amounts have been referenced in this document, their corresponding US Dollar equivalent has also been included and these equivalents have been calculated with reference to the foreign exchange rates prevailing at December 31, 2009.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

t)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
x)	Finance income and costs

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

z)	New IFRS Standards and Interpretations not applied

The IASB and IFRIC have issued additional standards and interpretations which are effective for periods starting on or after January 1, 2009, some of which have not yet been adopted by the EU. The following standards and interpretations have yet to be adopted by the Group:

International Financial Reporting Standards (IFRS/IAS)		Effective date

IFRS 1	First-time Adoption of International Financial Reporting Standards — Additional Exemptions for First-time Adopters (Amendments)	January 1, 2010 (not yet adopted by the EU)

IFRS 2	Group Cash-settled Share-based Payment Arrangements (Amendments)	January 1, 2010 (not yet adopted by the EU)

IFRS 3	Business Combinations (Revised)	July 1, 2009 (adopted by the EU)

IAS 27	Consolidated and Separate Financial Statements (Amendment)	July 1, 2009 (adopted by the EU)

IAS 39	Financial Instruments: Recognition and Measurement — Eligible hedged items (Amendment)	July 1, 2009 (adopted by the EU)

International Financial Reporting Interpretations Committee (IFRIC)

IFRIC 15	Agreements for the Construction of Real Estate	January 1, 2009 (not yet adopted by the EU)

IFRIC 17	Distributions on Non-cash Assets to Owners	July 1, 2009 (adopted by the EU)

IFRIC 18	Transfers of Assets from Customers	July 1, 2009 (adopted by the EU)
The Group does not anticipate that the adoption of these standards and interpretations will have a material effect on its financial statements on initial adoption.
2.	SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Board of Directors.

Management has determined the operating segments based on the reports reviewed by the Board of Directors, which are used to make strategic decisions. The Board considers the business from a geographic perspective based on the Group’s management and internal reporting structure. Sales of product between companies in the Group are made on commercial terms which reflect the nature of the relationship between the relevant companies. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise interest-bearing loans, borrowings and expenses and corporate expenses. Segment capital expenditure is the total cost during the year to acquire segment plant, property and equipment and intangible assets that are expected to be used for more than one period, whether acquired on acquisition of a business combination or through acquisitions as part of the current operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
2.	SEGMENT INFORMATION (CONTINUED)

The Group comprises two main geographical segments (i) the Americas and (ii) Rest of World. The Group’s geographical segments are determined by the location of the Group’s assets and operations.

The Group has also presented a geographical analysis of the segmental data for Ireland as is consistent with the information used by the Board of Directors.

The reportable operating segments derive their revenue primarily from one source (i.e. the market for diagnostic tests for a range of diseases and other medical conditions). In determining the nature of its segmentation, the Group has considered the nature of the products, their risks and rewards, the nature of the production base, the customer base and the nature of the regulatory environment. The Group acquires, manufactures and markets a range of diagnostic products. The Group’s products are sold to a similar customer base and the main body whose regulation the Group’s products must comply with is the Food and Drug Administration (“FDA”) in the US.

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.

a)	The distribution of revenue by geographical area based on location of assets was as follows:

Revenue

	Americas	Rest of World
		Ireland	Other	Eliminations	Total
Year ended December 31, 2009	US$’000	US$’000	US$’000	US$’000	US$’000

Revenue from external customers	46,286	65,529	14,092	—	125,907
Inter-segment revenue	25,527	20,843	9,588	(55,958)	—

Total revenue	71,813	86,372	23,680	(55,958)	125,907

	Americas	Rest of World
		Ireland	Other	Eliminations	Total
Year ended December 31, 2008	US$’000	US$’000	US$’000	US$’000	US$’000

Revenue from external customers	48,615	72,676	18,848	—	140,139
Inter-segment revenue	28,345	22,248	12,435	(63,028)	—

Total revenue	76,960	94,924	31,283	(63,028)	140,139

	Americas	Rest of World
		Ireland	Other	Eliminations	Total
Year ended December 31, 2007	US$’000	US$’000	US$’000	US$’000	US$’000

Revenue from external customers	37,095	64,210	42,312	—	143,617
Inter-segment revenue	24,815	27,196	10,134	(62,145)	—

Total revenue	61,910	91,406	52,446	(62,145)	143,617

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
2.	SEGMENT INFORMATION (CONTINUED)

b)	The distribution of revenue by customers’ geographical area was as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
	US$’000	US$’000	US$’000
Revenue
Americas	68,130	69,915	68,481
Europe (including Ireland) *	32,389	43,481	43,631
Asia / Africa	25,388	26,743	31,505

	125,907	140,139	143,617

*	Revenue for customers in Ireland is not disclosed separately due to the immateriality of these revenues.
c)	The distribution of revenue by major product group was as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
	US$’000	US$’000	US$’000
Revenue
Clinical laboratory	107,778	121,143	119,113
Point of care	18,129	18,996	24,504

	125,907	140,139	143,617

d)	The distribution of segment results by geographical area was as follows:

	Americas	Rest of World
		Ireland	Other	Total
Year ended December 31, 2009	US$’000	US$’000	US$’000	US$’000
Result	9,073	7,004	(1,211)	14,866
Unallocated expenses *				(767)

Operating profit				14,099
Net financing costs (note 4)				(1,184)

Profit before tax				12,915
Income tax expense (note 9)				(1,091)

Profit for the year				11,824

	Americas	Rest of World
		Ireland	Other	Total
Year ended December 31, 2008	US$’000	US$’000	US$’000	US$’000
Result before exceptional expenses	807	10,848	(2,391)	9,264
Impairment expense (note 3)	(17,645)	(66,152)	(1,996)	(85,793)
Restructuring expenses (note 3)	(185)	(1,904)	—	(2,089)

Result after exceptional expenses	(17,023)	(57,208)	(4,387)	(78,618)

Unallocated expenses *				(957)

Operating loss				(79,575)
Net financing costs (note 4)				(2,095)

Loss before tax				(81,670)
Income tax credit (note 9)				3,892

Loss for the year				(77,778)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
2.	SEGMENT INFORMATION (CONTINUED)

	Americas	Rest of World
		Ireland	Other	Total
Year ended December 31, 2007	US$’000	US$’000	US$’000	US$’000
Result before goodwill impairment and restructuring expenses	15	10,868	447	11,330
Goodwill impairment (note 3)	—	(19,156)	—	(19,156)
Restructuring expenses (note 3)	(6,215)	(11,961)	(2,615)	(20,791)

Result after goodwill impairment and restructuring	(6,200)	(20,249)	(2,168)	(28,617)

Unallocated expenses *				(755)

Operating loss				(29,372)
Net financing costs (note 4)				(2,691)

Loss before tax				(32,063)
Income tax expense (note 9)				(3,309)

Loss for the year				(35,372)

*	Unallocated expenses represent head office general and administration costs of the Group which cannot be allocated to the results of any specific geographical area.
e)	The distribution of segment assets and segment liabilities by geographical area was as follows:

	Americas	Rest of World
		Ireland	Other	Total
As at December 31, 2009	US$’000	US$’000	US$’000	US$’000
Assets and liabilities
Segment assets	37,355	65,693	17,289	120,337
Unallocated assets:
Income tax assets (current and deferred)				6,030
Cash and cash equivalents				6,078

Total assets as reported in the Group balance sheet				132,445

Segment liabilities	2,695	2,567	7,749	13,011
Unallocated liabilities:
Income tax liabilities (current and deferred)				8,234
Interest-bearing loans and borrowings (current and non-current)				31,856

Total liabilities as reported in the Group balance sheet				53,101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
2.	SEGMENT INFORMATION (CONTINUED)

	Americas	Rest of World
		Ireland	Other	Total
As at December 31, 2008	US$’000	US$’000	US$’000	US$’000
Assets and liabilities
Segment assets	58,248	128,907	19,630	206,785
Impairment (note 3)	(17,645)	(66,152)	(1,996)	(85,793)

Segment assets after goodwill impairment and restructuring	40,603	62,755	17,634	120,992
Unallocated assets:
Income tax assets (current and deferred)				3,333
Cash and cash equivalents				5,184

Total assets as reported in the Group balance sheet				129,509

Segment liabilities before restructuring	6,909	10,451	4,601	21,961
Impact of restructuring (note 21)	6	1,138	—	1,144

Segment liabilities after restructuring	6,915	11,589	4,601	23,105
Unallocated liabilities:
Income tax liabilities (current and deferred)				4,378
Interest-bearing loans and borrowings (current and non-current)				36,121

Total liabilities as reported in the Group balance sheet				63,604

f)
The distribution of long-lived assets, which are property, plant and equipment, goodwill and intangible assets and other non-current assets (excluding deferred tax assets), by geographical area was as follows:

	December 31, 2009	December 31, 2008
	US$’000	US$’000
Rest of World — Ireland	38,756	33,511
Rest of World — Other	6,815	7,174
Americas	12,637	10,572

	58,208	51,257

g)	The distribution of depreciation and amortisation by geographical area was as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
	US$’000	US$’000	US$’000
Depreciation:
Rest of World — Ireland	325	1,799	1,450
Rest of World — Other	900	1,149	1,537
Americas	561	1,477	1,354

	1,786	4,425	4,341

Amortisation:
Rest of World — Ireland	1,712	3,113	2,971
Rest of World — Other	169	206	151
Americas	78	297	296

	1,959	3,616	3,418

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
2.	SEGMENT INFORMATION (CONTINUED)

h)	The distribution of share-based payment expense by geographical area was as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
	US$’000	US$’000	US$’000
Rest of World — Ireland	470	996	1,146
Rest of World — Other	17	38	37
Americas	34	132	220

	521	1,166	1,403

See note 19 for further information on share-based payments.

i)	The distribution of restructuring expenses in 2008 and 2007 (see note 3) by geographical area was as follows:

December 31, 2008
US$’000
Impairment:
Rest of World — Ireland	66,152
Rest of World — Other	1,996
Americas	17,645

85,793

Restructuring expenses:
Rest of World — Ireland	1,904
Rest of World — Other	—
Americas	185

2,089

Asset impairments arose as a result of the annual impairment review which was performed on 31 December 2008 (see note 3).

The Board of Directors announced a restructuring of the business in December 2008, which resulted in certain one-off expenditure being incurred. These termination payments and other restructuring costs resulted in an after tax charge of US$1.9 million (see note 3).

December 31, 2007
US$’000
Impairment:
Rest of World — Ireland	19,156
Rest of World — Other	—
Americas	—

19,156

Restructuring expenses:
Rest of World — Ireland	11,961
Rest of World — Other	6,215
Americas	2,615

20,791

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
2.	SEGMENT INFORMATION (CONTINUED)

In 2007, the total restructuring expenses above of US$20,791,000 included an inventory write off of US$11,772,000. As part of the restructuring plan (see note 3), Trinity Biotech undertook to reduce the number of products and instruments within the two key product lines of Coagulation and Infectious Diseases. As a result, the Group has recognised US$11,772,000 for inventory written off relating to those Coagulation and Infectious Diseases products and instruments being rationalised for the year ended December 31, 2007. The write off was included as part of the total restructuring expenses in cost of sales in the 2007 statement of operations. The distribution of the inventory write off by geographical area was as follows:

December 31, 2007
US$’000
Inventory write off
Rest of World — Ireland	4,146
Rest of World — Other	2,279
Americas	5,347

11,772

j)	The distribution of interest income and interest expense by geographical area was as follows:

	Americas	Rest of World
Interest Income		Ireland	Other	Eliminations	Total
Year ended December 31, 2009	US$’000	US$’000	US$’000	US$’000	US$’000

Interest Income Earned	—	6	2	—	8
Inter-segment Interest Income	—	1,157	—	(1,157)	—

Total revenue	—	1,163	2	(1,157)	8

	Americas	Rest of World
Interest Expense		Ireland	Other	Eliminations	Total
Year ended December 31, 2009	US$’000	US$’000	US$’000	US$’000	US$’000

Interest Income Expense	11	1,178	3	—	1,192
Inter-segment Interest Expense	184	973	—	(1,157)	—

Total revenue	195	2,151	3	(1,157)	1,192

	Americas	Rest of World
Interest Income		Ireland	Other	Eliminations	Total
Year ended December 31, 2008	US$’000	US$’000	US$’000	US$’000	US$’000

Interest Income Earned	1	62	2	—	65
Inter-segment Interest Income	—	2,038	—	(2,038)	—

Total revenue	1	2,100	2	(2,038)	65

	Americas	Rest of World
Interest Expense		Ireland	Other	Eliminations	Total
Year ended December 31, 2008	US$’000	US$’000	US$’000	US$’000	US$’000

Interest Income Expense	5	2,147	8	—	2,160
Inter-segment Interest Expense	330	1,708	—	(2,038)	—

Total revenue	335	3,855	8	(2,038)	2,160

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
2.	SEGMENT INFORMATION (CONTINUED)
The distribution of interest expense by geographical area for the year ended December 31, 2007 was as follows:

	Americas	Rest of World
Interest Expense		Ireland	Other	Total
Year ended December 31, 2007	US$’000	US$’000	US$’000	US$’000

Interest Expense	538	2,595	15	3,148

Total	538	2,595	15	3,148

k)	The distribution of taxation (expense)/credit by geographical area was as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
	US$’000	US$’000	US$’000
Rest of World — Ireland	(1,023)	3,716	531
Rest of World — Other	200	9	(662)
Americas	(268)	167	(3,178)

	(1,091)	3,892	(3,309)

l)	During 2009, 2008 and 2007 there were no customers generating 10% or more of total revenues.
m)	The distribution of capital expenditure, including expenditure on non-current assets in business combinations, by geographical area was as follows:

	December 31, 2009	December 31, 2008
	US$’000	US$’000
Rest of World — Ireland	6,816	8,101
Rest of World — Other	670	1,239
Americas	3,071	3,507

	10,557	12,847

3.	IMPAIRMENT CHARGES AND RESTRUCTURING EXPENSES

In the year ended December 31, 2008, asset impairment charges totalling US$85,793,000 were recognised in the statement of operations. No impairment charge was recognised in the statement of operations for the year ended December 31, 2009.

In accordance with IAS 36, Impairment of Assets, the Group carries out an annual impairment review of the asset valuations. The Group carries out its impairment review on 31 December each year. In determining whether a potential asset impairment exists, the Group considered a range of internal and external factors. One such factor was the relationship between the Group’s market valuation and the book value of its net assets. Trinity Biotech’s market capitalization at the end of 2008 was significantly below the book value of its net assets. In such circumstances given the accounting standard guidance, the Group decided to recognize at December 31, 2008 a non-cash impairment charge of US$81.3 million after tax. The impairment was taken against goodwill and other intangible assets, property, plant and equipment and prepayments (see notes 11, 12 and 16). The tax impact of the impairment charges is described in note 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
3.	IMPAIRMENT CHARGES AND RESTRUCTURING EXPENSES (CONTINUED)

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

The impact of the above items on the statement of operations for the year ended December 31, 2008 was as follows:

			Impairment	Restructuring	Total
			US$’000	US$’000	US$’000
Selling, general & administration expenses
Impairment of PP&E (note 11)			13,095	—	13,095
Impairment of goodwill and other intangible assets (note 12)			71,684	—	71,684
Impairment of prepayments (note 16)			1,014	—	1,014

Employee termination payments	(a	)	—	589	589
Director’s compensation for loss of office and share option expense	(b	)	—	1,465	1,465
Other restructuring expenses			—	35	35

Total impairment loss and restructuring expenses before tax			85,793	2,089	87,882

Income tax impact of impairment loss and restructuring expenses (note 9)			(4,536)	(215)	(4,751)

Total impairment loss and restructuring expenses after tax			81,257	1,874	83,131

(a)
Under the restructuring plan announced in December 2008, the Group’s workforce was reduced by about 10%. The redundancies occurred in the Group’s US, Irish and German operations. The total redundancy costs amounted to US$589,000, of which an amount of US$156,000 is accrued at December 31, 2008.

(b)
An expense of US$1,465,000 was recorded in 2008 in relation to the resignation of the former Chief Executive Officer, Brendan Farrell. Mr. Farrell left the company in October 2008. The expense comprises termination payments of US$1,283,000, of which US$988,000 is included in accrued restructuring expenses at December 31, 2008, and an accelerated share option expense of US$182,000.

In December 2007, the Board of Directors announced a restructuring of the business. The impact of this restructuring resulted in an after tax charge to the statement of operations of US$19,207,000 for the year ended December 31, 2007. In addition, the Group recognised an impairment loss of US$19,156,000 against goodwill (see note 12).

The restructuring included the following elements:
•	the rationalisation of the Coagulation and Infectious Diseases reagent and instrumentation product lines;

•	the reorganisation of the US sales force;

•	the closure of the Group’s operation in Sweden;

•	the streamlining of the Group’s development activities and,

•	a redundancy programme to reduce headcount across the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
3.	IMPAIRMENT CHARGES AND RESTRUCTURING EXPENSES (CONTINUED)
The impact of the above items on the statement of operations for the year ended December 31, 2007 was as follows:

			Impairment
			Loss	Restructuring	Total
Year ended 31 December 2007			US$’000	US$’000	US$’000

Cost of sales
Inventory provision	(a)	(c)	—	11,772	11,772
Termination payments	(c)	(d)	—	953	953

			—	12,725	12,725

Research & development
Write-off of capitalised development and license costs	(b)		—	6,667	6,667
Termination payments	(c)	(d)	—	240	240

			—	6,907	6,907

Selling, general & administration expenses
Impairment of goodwill (note 12)			19,156	—	19,156
Termination payments	(c)	(d)	—	842	842
Lease obligation provision	(c)		—	116	116
Other			—	201	201

			19,156	1,159	20,315

Total inventory write off, restructuring expenses and goodwill impairment before tax			19,156	20,791	39,947

Income tax impact of inventory write off, restructuring expenses and goodwill impairment (note 9)			—	(1,584)	(1,584)

Total inventory write off, restructuring expenses and goodwill impairment after tax			19,156	19,207	38,363

The non cash element of the restructuring expenses amounted to US$18,573,000 and the goodwill impairment of US$19,156,000 also had no cash impact.
(a)
Under the 2007 restructuring plan, Trinity Biotech undertook to reduce the number of products and instruments within the two key product lines of Coagulation and Infectious Diseases. The purpose of the rationalisation was to reduce complexity in the business, to improve selling and operating efficiencies and to eliminate low revenue generating products. As a result, the Group recognised US$11,772,000, including US$147,000 in respect of the closure of the Swedish operation (see note (c)), for inventory written off relating to those Coagulation and Infectious Diseases products and instruments being rationalised for the year ended December 31, 2007.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
3.	IMPAIRMENT CHARGES AND RESTRUCTURING EXPENSES (CONTINUED)

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

A further US$1,094,000 was written off technology intangible assets acquired from bioMerieux. This represented the portion of such assets which related to instruments and reagents which were being culled as part of the 2007 restructuring (see note 12).

(c)
As part of the restructuring announced in December 2007, Trinity Biotech decided to close its manufacturing facility located in Umea, Sweden. This facility manufactured a portion of the Group’s Coagulation products and was acquired as part of the Biopool AB acquisition in 2001. The manufacture of these products was transferred to the Group’s Irish and US facilities during 2008. As part of the closure of this facility, the Group recognised an inventory write off of US$147,000 and a write down of property, plant and equipment of US$42,000. A total of US$448,000 was accrued at December 31, 2007 which consisted of termination payments of US$332,000, and lease obligations of US$116,000.

(d)
The reduction in the number of products, the more focused R&D approach and the closure of the Swedish operation enabled the Group to reduce its workforce and consequently total redundancy costs of US$1,470,000 were accrued for at December 31, 2007.

4.	FINANCIAL INCOME AND EXPENSES

		December 31, 2009	December 31, 2008	December 31, 2007
	Note	US$’000	US$’000	US$’000

Financial income:
Interest income		8	65	457

Financial expense:
Finance lease interest		(135)	(123)	(65)
Interest payable on interest bearing loans and borrowings	20	(1,053)	(1,912)	(2,834)
Other interest expense		(4)	(125)	(249)

		(1,192)	(2,160)	(3,148)

Net Financing Costs		(1,184)	(2,095)	(2,691)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
4.	FINANCIAL INCOME AND EXPENSES (CONTINUED)

Other interest expense recognised in 2008 and 2007 mainly comprises an interest expense arising from the discounting of the deferred consideration payable to bioMerieux, resulting from the acquisition of the coagulation business during 2006, to reflect the present value of this additional consideration.

5.	OTHER OPERATING INCOME

	December 31, 2009	December 31, 2008	December 31, 2007
	US$’000	US$’000	US$’000

Rental income from premises	222	237	233
Employment / training grants	215	936	180

	437	1,173	413

6.	PROFIT/(LOSS) BEFORE TAX
The following amounts were charged / (credited) to the statement of operations:

	December 31, 2009	December 31, 2008	December 31, 2007
	US$’000	US$’000	US$’000

Directors’ emoluments (including non- executive directors):
Remuneration	1,271	1,617	2,370
Pension	105	241	147
Share based payments	422	776	920
Compensation for loss of office	—	1,283	—
Other	—	44	—
Auditors’ remuneration
Audit fees	764	809	1,544
Non audit fees	21	31	77
Depreciation — leased assets	87	372	260
Depreciation — owned assets	1,699	4,053	4,081
Amortisation	1,959	3,616	3,418
Loss/(profit) on the disposal of property, plant and equipment	66	(682)	16
Net foreign exchange differences	32	(224)	68
Operating lease rentals:
Plant and machinery	15	31	38
Land and buildings	3,727	4,421	3,798
Other equipment	339	437	407
7.	PERSONNEL EXPENSES

	December 31, 2009	December 31, 2008	December 31, 2007
	US$’000	US$’000	US$’000

Wages and salaries	39,967	48,755	48,385
Social welfare costs	4,237	5,338	5,118
Pension costs	1,350	1,442	1,388
Share-based payments	521	1,166	1,403

	46,075	56,701	56,294

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
7.	PERSONNEL EXPENSES (CONTINUED)

Personnel expenses are shown net of capitalisations. Total personnel expenses (wages and salaries, social welfare costs and pension costs), inclusive of amounts capitalised, for the year ended December 31, 2009 amounted to US$50,459,000 (2008: US$61,644,000) (2007: US$60,502,000). Total share based payments, inclusive of amounts capitalised in the balance sheet, amounted to US$599,000 for the year ended December 31, 2009 (2008: US$1,193,000) (2007: US$1,482,000). See note 19.

Included in personnel expenses for the year ended December 31, 2008 is US$589,000 which relates to termination payments resulting from the restructuring announced in December 2008 (see note 3).
The average number of persons employed by the Group in the financial year was 676 (2008: 757) (2007: 802) and is analysed into the following categories:

	December 31,	December 31,	December 31,
	2009	2008	2007

Research and development	61	57	51
Administration and sales	189	261	268
Manufacturing and quality	426	439	483

	676	757	802

8.	PENSION SCHEMES

The Group operates defined contribution pension schemes for certain of its full time employees. The benefits under these schemes are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income amounted to US$1,350,000 (2008: US$1,442,000) (2007: US$1,388,000) (note 7). The pension accrual for the Group at December 31, 2009 was US$309,000 (2008: US$332,000), (2007: US$Nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
9.	INCOME TAX EXPENSE / (CREDIT)
a.	The charge for tax based on the profit / (loss) comprises:

	December 31, 2009	December 31, 2008	December 31, 2007
	US$’000	US$’000	US$’000
Current tax expense
Corporation tax at 12.5%	75	58	60
Overseas tax (a)	46	35	114
Adjustment in respect of prior years (b)	(120)	(33)	(67)

Total current tax expense	1	60	107

Deferred tax expense / (credit) (c)
Origination and reversal of temporary differences (see note 13)	1,354	(3,858)	(1,042)
Origination and reversal of net operating losses (see note 13)	(264)	(94)	4,244

Total deferred tax expense / (credit)	1,090	(3,952)	3,202

Total income tax charge / (credit) in income statement (d)	1,091	(3,892)	3,309

(a)	The overseas tax charge in 2009, 2008 and 2007 relates primarily to US State Taxes.
(b)
The credit in 2009 arises in respect of the finalisation of a claim for Irish Research and Development Tax Credits (“R&D tax credits”) in respect of the year ended December 31, 2008 and the refund of US state taxes. The credit in 2008 relates primarily to the release of a provision for US State taxes at December 31, 2007 which was not considered to be required. The credit in 2007 relates primarily to the finalisation of a claim for R&D tax credits in respect of the year ended December 31, 2006.

(c)
In 2009 there was a deferred tax charge of US$1,015,000 (2008: US$3,744,000 credit; 2007: US$538,000 credit) recognised in respect of Ireland and a deferred tax charge of US$75,000 (2008: US$208,000 credit; 2007: US$3,740,000 charge) recognised in respect of overseas tax jurisdictions.

(d)
The impairment charge in 2008 and the restructuring charges in 2008 and in 2007 had a significant impact on the income tax (credit)/charge in those financial years. The tax credit in 2008 includes a deferred tax credit of US$4,536,000 relating to the impairment and a deferred tax credit of US$215,000 relating to the restructuring (see note 3). The income tax charge in 2007 includes a deferred tax credit of US$1,584,000 relating to the restructuring (see note 3). The income tax charge in 2007 also includes a tax expense of US$3,780,000 relating to the derecognition of deferred tax assets previously recognised, which primarily arose on tax losses carried forward in the Group’s US operations. The derecognition of these deferred tax assets was considered appropriate in light of the increased tax losses caused by the restructuring and uncertainty over the timing of the utilisation of the tax losses.

	December 31, 2009	December 31, 2008	December 31, 2007
Effective tax rate	US$’000	US$’000	US$’000
Profit/(loss) before taxation	12,915	(81,670)	(32,063)
As a percentage of profit/(loss) before tax:
Current tax	0.00%	0.07%	(0.34%)
Total (current and deferred)	8.45%	4.76%	(10.32%)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
9.	INCOME TAX EXPENSE / (CREDIT) (CONTINUED)
The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective total tax rate for the Group:

	December 31, 2009	December 31, 2008	December 31, 2007
Irish corporation tax	12.50%	12.50%	12.50%
Adjustments in respect of prior years	(0.93%)	0.04%	0.21%
Effect of tax rates on overseas earnings	25.30%	1.67%	5.08%
Effect of non deductible expenses	1.09%	(6.48%)	(8.24%)
Effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised	(30.66%)	(3.21%)	(9.00%)
Effect of derecognition of deferred tax assets relating to loss carryforwards and temporary differences at the start of the period	—	—	(11.79%)
R&D tax credit	—	0.29%	1.05%

Effect of Irish income taxable at higher tax rate	1.15%	(0.05%)	(0.13%)

Effective tax rate	8.45%	4.76%	(10.32%)
Deferred tax recognised directly in equity

	December 31, 2009	December 31, 2008	December 31, 2007
	US$’000	US$’000	US$’000

Relating to forward contracts as hedged instruments	3	26	(23)

	3	26	(23)
a.	The distribution of profit/(loss) before taxes by geographical area was as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
	US$’000	US$’000	US$’000

Rest of World — Ireland	5,240	(59,917)	(23,143)
Rest of World — Other	(1,206)	(4,395)	(2,182)
Americas	8,881	(17,358)	(6,738)

	12,915	(81,670)	(32,063)

b.	At December 31, 2009, the Group had unutilised net operating losses as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
	US$’000	US$’000	US$’000

USA	7,569	10,167	9,158
France	2,368	1,812	1,085
Germany	1,152	3,245	3,540
Ireland	1,918	290	290
UK	101	197	160

	13,108	15,711	14,233

The utilisation of these net operating loss carryforwards is limited to future profits in the USA, France, Germany, Ireland and the UK. The US net operating loss has a maximum carryforward of 20 years. US$1,159,000 of the net operating losses in the USA will expire by December 31, 2024, US$5,267,000 will expire by December 31, 2026 and US$1,143,000 will expire by December 31, 2027.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
9.	INCOME TAX EXPENSE / (CREDIT) (CONTINUED)
The French, German, Irish and UK net operating losses can be carried forward indefinitely.

At December 31, 2009, the Group recognised a deferred tax asset of US$96,000 (2008: US$133,000) in respect of net operating loss carryforwards in Germany and the UK, as there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilised before they expire. The utilisation of these net operating loss carryforwards is limited to future profits in Germany and the UK.

At December 31, 2009, the Group had unrecognised deferred tax assets in respect of unused tax losses, unused tax credits and deductible temporary differences as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
	US$’000	US$’000	US$’000
USA — unused tax losses	3,071	4,126	3,717
Germany — unused tax losses	427	866	945
France — unused tax losses	861	598	290
Ireland — unused tax losses	73	73	73
USA — unused tax credits	346	346	314
USA-deductible temporary differences	387	3,464	1,600

Unrecognised Deferred Tax Asset	5,165	9,473	6,939

A deferred tax asset of US$ 3,071,000 (2008 : US$4,126,000) in respect of net operating losses in the USA, US$427,000 (2008 : US$866,000) in respect of net operating losses in Germany, US$861,000 (2008 : US$598,000) in respect of net operating losses in France and US$73,000 (2008 : US$73,000) in respect of net operating losses in Ireland were not recognised at December 31, 2009 due to uncertainties regarding full utilisation of these losses in the related tax jurisdiction in future periods (see note 13). The Group has US state credit carryforwards of US$346,000 at December 31, 2009 (2008: US$346,000). A deferred tax asset of US$346,000 (2008: US$346,000) in respect of US state credit carryforwards was not recognised in 2009 due to uncertainties regarding future full utilisation of these state credit carryforwards in the related tax jurisdiction in future periods.

(d)	There are no income tax consequences for the Company attaching to the payment of dividends by Trinity Biotech plc to shareholders of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
10.	EARNINGS/(LOSS) PER SHARE
Basic earnings/(loss) per ordinary share

Basic earnings/(loss) per ordinary share for the Group is computed by dividing the profit after taxation of US$11,824,000 (2008: loss after tax of US$77,778,000) (2007: loss after tax of US$35,372,000) for the financial year by the weighted average number of ‘A’ ordinary and ‘B’ ordinary shares in issue of 83,737,884 (2008: 81,394,075) (2007: 76,036,579). 1,400,000 of the total weighted average shares used as the EPS denominator relate to the 700,000 ‘B’ ordinary shares in issue. In all respects these shares are treated the same as ‘A’ ordinary shares except for the fact that they have two voting rights per share, rights to participate in any liquidation or sale of the Group and to receive dividends as if each Class ‘B’ ordinary share were two Class ‘A’ ordinary shares. Hence the earnings/(loss) per share for a ‘B’ ordinary share is exactly twice the earnings/ (loss) per share of an ‘A’ ordinary share.

	December 31,	December 31,	December 31,
	2009	2008	2007

‘A’ ordinary shares	82,337,884	79,994,075	74,636,579
‘B’ ordinary shares (multiplied by 2)	1,400,000	1,400,000	1,400,000

Basic earnings/ (loss) per share denominator	83,737,884	81,394,075	76,036,579

Reconciliation to weighted average earnings per share denominator:
Number of A ordinary shares at January 1 (note 18)	82,017,581	74,756,765	73,601,497
Number of B ordinary shares at January 1 (multiplied by 2)	1,400,000	1,400,000	1,400,000
Weighted average number of shares issued during the year	320,303	5,237,310	1,035,082

Basic earnings/ (loss) per share denominator	83,737,884	81,394,075	76,036,579

The weighted average number of shares issued during the year is calculated by taking the number of shares issued by the number of days in the year each share is in issue divided by 365 days.
Diluted earnings/ (loss) per ordinary share

Diluted earnings/ (loss) per ordinary share is computed by dividing the profit after tax of US$11,824,000 (2008: loss after tax of US$77,778,000) (2007: loss after tax of US$35,372,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 83,772,094 (2008: 81,394,075) (2007: 76,036,579).

The basic weighted average number of shares for the Group may be reconciled to the number used in the diluted earnings/ (loss) per ordinary share calculation as follows:

	December 31,	December 31,	December 31,
	2009	2008	2007

Basic earnings/ (loss) per share denominator (see above)	83,737,884	81,394,075	76,036,579
Issuable on exercise of options and warrants	34,210	—	—

Diluted earnings/ (loss) per share denominator *	83,772,094	81,394,075	76,036,579

*
At December 31, 2009, the number of shares issuable on the exercise of options and warrants is dilutive. At December 31, 2008, the number of shares issuable on the exercise of options and warrants was not dilutive. At December 31, 2007, the number of shares issuable on the exercise of options and warrants was anti-dilutive and hence the diluted (loss)/ earnings per share was calculated excluding the number of shares issuable on the exercise of options and warrants. If the number of shares issuable on the exercise of options and warrants had not been anti-dilutive, 1,854,825 shares issuable on the exercise of options and warrants would have been included in the diluted (loss)/ earnings per share denominator in 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
10.	EARNINGS/(LOSS) PER SHARE (CONTINUED)
Earnings per ADS

In June 2005, Trinity Biotech adjusted its ADS ratio from 1 ADS: 1 Ordinary Share to 1 ADS: 4 Ordinary Shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic earnings/ (loss) per ADS for the Group is computed by dividing the profit after taxation of US$11,824,000 (2008: loss after tax of US$77,778,000) (2007: loss after tax of US$35,372,000) for the financial year by the weighted average number of ADS in issue of 20,934,471 (2008: 20,348,519) (2007: 19,009,144).

	December 31,	December 31,	December 31,
	2009	2008	2007

‘A’ ordinary shares — ADS	20,584,471	19,998,519	18,659,144
‘B’ ordinary shares — ADS	350,000	350,000	350,000

Basic earnings/ (loss) per share denominator	20,934,471	20,348,519	19,009,144

Diluted earnings/ (loss) per ADS for the Group is computed by dividing the profit after taxation of US$11,824,000 (2008: loss after tax of US$77,778,000) (2007: loss after tax of US$35,372,000) for the financial year, by the diluted weighted average number of ADS in issue of 20,934,471 (2008: 20,348,519) (2007: 19,009,144).

The basic weighted average number of ADS shares for the Group may only be reconciled to the number used in the diluted earnings per ADS share calculation as follows:

	December 31,	December 31,	December 31,
	2009	2008	2007

Basic earnings/ (loss) per share denominator (see above)	20,934,471	20,348,519	19,009,144
Issuable on exercise of options and warrants	8,553	—	—

Diluted (loss)/ earnings per share denominator *	20,943,024	20,348,519	19,009,144

*
At December 31, 2009, the number of shares issuable on the exercise of options and warrants is dilutive. At December 31, 2008, the number of ADSs issuable on the exercise of options and warrants was not dilutive. At December 31, 2007, the number of ADSs issuable on the exercise of options and warrants was anti-dilutive and hence the diluted (loss)/earnings per share was calculated excluding the number of ADSs issuable on the exercise of options and warrants. If the number of ADSs issuable on the exercise of options and warrants had not been anti-dilutive, 463,706 ADSs issuable on the exercise of options and warrants would have been included in the diluted (loss)/ earnings per ADS denominator in 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
11.	PROPERTY, PLANT AND EQUIPMENT

			Computers,
	Freehold land	Leasehold	fixtures and	Plant and
	and buildings	improvements	fittings	equipment	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Cost

At January 1, 2008	5,836	3,675	5,528	29,666	44,705
Additions	34	41	313	3,551	3,939
Disposals / retirements	—	(34)	(126)	(1,642)	(1,802)
Exchange adjustments	(154)	—	(9)	(185)	(348)

At December 31, 2008	5,716	3,682	5,706	31,390	46,494

At January 1, 2009	5,716	3,682	5,706	31,390	46,494
Additions	29	8	157	2,111	2,305
Disposals / retirements	—	—	(322)	(933)	(1,255)
Exchange adjustments	81	—	5	117	203

At December 31, 2009	5,826	3,690	5,546	32,685	47,747

Accumulated depreciation and impairment losses
At January 1, 2008	(970)	(1,666)	(3,362)	(12,298)	(18,296)
Charge for the year	(124)	(381)	(621)	(3,299)	(4,425)
Impairment loss	—	(1,149)	(1,185)	(10,761)	(13,095)
Disposals / retirements	—	35	81	944	1,060
Exchange adjustments	17	—	6	94	117

At December 31, 2008	(1,077)	(3,161)	(5,081)	(25,320)	(34,639)

At January 1, 2009	(1,077)	(3,161)	(5,081)	(25,320)	(34,639)
Charge for the year	(124)	(92)	(159)	(1,411)	(1,786)
Disposals / retirements	—	—	322	618	940
Exchange adjustments	(10)	—	(5)	(73)	(88)

At December 31, 2009	(1,211)	(3,253)	(4,923)	(26,186)	(35,573)

Carrying amounts
At December 31, 2009	4,615	437	623	6,499	12,174

At December 31, 2008	4,639	521	625	6,070	11,855

The annual impairment review performed at December 31, 2009, showed that the carrying value of the Group’s assets did not exceed the amount that could be recovered through their use or sale and on that basis, there was no impairment in 2009.

The annual impairment review performed at December 31, 2008, showed that the carrying value of the Group’s assets exceeded the amount to be recovered through use or sale of the assets by a total of US$97,126,000. The details of the impairment review are described in note 12. When an impairment loss is identified in a cash generating unit, it must be first allocated to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. In this manner, an impairment loss of US$13,095,000 was allocated to property, plant and equipment in 2008. The recoverable amount of property, plant and equipment was determined to be the value in use of each cash generating unit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
11.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
The impairment loss relating to property, plant and equipment in 2008 arose in the following cash generating units:

US$’000
Trinity Biotech Manufacturing Limited	9,709
Biopool US Inc	2,821
Primus Corporation Inc	377
Trinity Biotech France SARL	179
Trinity Biotech (UK Sales) Limited	9

13,095

Assets held under operating leases (where the Company is the lessor)

Included in the carrying amount of property, plant and equipment are a number of assets included in plant and equipment which generate operating lease revenue for the Group. The net book value of these assets as at December 31, 2009 is US$1,409,000 (2008: US$768,000). Depreciation charged on these assets in 2009 amounted to US$427,000 (2008: US$1,082,000). Impairment charged on these assets amounted to US$2,373,000 in 2008.

Included in disposals/retirements in 2009 is US$321,000 (2008: US$612,000) relating to the net book value of leased instruments reclassified as inventory on return from customers.
Assets held under finance leases

Included in the carrying amount of property, plant and equipment is an amount for capitalised leased assets of US$704,000 (2008: US$537,000). Impairment charged on these assets amounted to US$1,987,000 in 2008. The leased equipment secures the lease obligations (note 25). The depreciation charge in respect of capitalised leased assets for the year ended December 31, 2009 was US$87,000 (2008: US$372,000). This is split as follows:

		Computers,
	Leasehold	fixtures and	Plant and
	improvements	fittings	equipment	Total
At December 31, 2009	US$’000	US$’000	US$’000	US$’000

Depreciation charge	7	7	73	87
Carrying value
At December 31, 2009	26	48	630	704

		Computers,
	Leasehold	fixtures and	Plant and
	improvements	fittings	equipment	Total
At December 31, 2008	US$’000	US$’000	US$’000	US$’000

Depreciation charge	43	46	283	372
Impairment charge	168	280	1,539	1,987
Carrying value
At December 31, 2008	33	55	449	537
Property, plant and equipment under construction

Included in plant and equipment at December 31, 2009 is an amount of US$9,000 (2008: US$148,000) relating to assets in the course of construction. US$63,000 of assets were added to assets under construction during the year, with a further US$202,000 of assets transferred to additions as they were completed during 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
12.	GOODWILL AND INTANGIBLE ASSETS

		Development	Patents and
	Goodwill	costs	licences	Other	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Cost

At January 1, 2008	79,599	25,812	10,093	25,602	141,106
Additions	—	8,426	—	482	8,908
Exchange adjustments	—	(26)	—	(6)	(32)

At December 31, 2008	79,599	34,212	10,093	26,078	149,982

At January 1, 2009	79,599	34,212	10,093	26,078	149,982
Additions	—	7,845	—	407	8,252
Disposals / retirements	—	—	—	(25)	(25)
Exchange adjustments	—	13	—	4	17

At December 31, 2009	79,599	42,070	10,093	26,464	158,226

Accumulated amortisation and Impairment losses

At January 1, 2008	(19,156)	(6,662)	(4,453)	(5,907)	(36,178)
Charge for the year	—	(750)	(627)	(2,239)	(3,616)
Impairment loss	(40,390)	(21,480)	(3,728)	(6,086)	(71,684)
Exchange adjustments	—	18	—	3	21

At December 31, 2008	(59,546)	(28,874)	(8,808)	(14,229)	(111,457)

At January 1, 2009	(59,546)	(28,874)	(8,808)	(14,229)	(111,457)
Charge for the year	—	(401)	(149)	(1,409)	(1,959)
Disposals / retirements	—	—	—	25	25
Exchange adjustments	—	(10)	—	(3)	(13)

At December 31, 2009	(59,546)	(29,285)	(8,957)	(15,616)	(113,404)

Carrying amounts
At December 31, 2009	20,053	12,785	1,136	10,848	44,822

At December 31, 2008	20,053	5,338	1,285	11,849	38,525

Included within development costs are costs of US$4,564,000 which were not amortised in 2009 (2008: US$3,453,000). These development costs are not being amortised as the projects to which the costs relate were not fully complete at December 31, 2009 or at December 31, 2008. As at December 31, 2009 these projects are expected to be completed during the period from January 1, 2010 to June 30, 2011 at an expected approximate further cost of US$5.5 million.

Other intangible assets consist primarily of acquired customer and supplier lists, trade names, website and software costs.
Amortisation is charged to the statement of operations through the selling, general and administrative expenses line.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)
Included in other intangibles are the following indefinite lived assets:

	December 31, 2009	December 31, 2008
	US$’000	US$’000
Fitzgerald trade name	970	970
RDI trade name	560	560
Primus trade name	670	670

	2,200	2,200

No trade names were purchased as part of the 2007 acquisitions (note 24). The trade name assets purchased as part of the acquisition of Primus and RDI in 2005 and Fitzgerald in 2004 were valued by an external valuer using the relief from royalty method and based on factors such as (1) the market and competitive trends and (2) the expected usage of the name. It was considered that these trade names will generate net cash inflows for the Group for an indefinite period.

Impairment testing for intangibles including goodwill and indefinite lived assets

Goodwill and other intangibles with indefinite lives are tested annually for impairment at each balance sheet date at a cash-generating unit (“CGU”) level, i.e. the individual legal entities. For the purpose of these annual impairment reviews goodwill is allocated to the relevant CGU.

The recoverable amount of goodwill and intangible assets contained in each of the Group’s CGU’s is determined based on the greater of the fair value less cost to sell and value in use calculations. The Group operates in one business segment and accordingly the key assumptions are similar for all CGU’s. The value in use calculations use cash flow projections based on the 2010 budget and projections for a further four years using a projected revenue growth rate of between 3% and 5% and a cost growth rate of 3% to 5%. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate are used in the value in use calculations. The cashflows and terminal values for the CGU’s are discounted using pre-tax discount rates which range from 18% to 33%.

The value in use calculation is subject to significant estimation, uncertainty and accounting judgements and are particularly sensitive in the following areas. In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, the following impairment loss/write back would be recorded at December 31, 2009:

•	A net reversal of impairment loss of US$2.5 million in the event of a 10% increase in the growth in revenues.

•	An impairment loss of US$2.1 million in the event of a 10% decrease in the growth in revenues.

Similarly if there was a 10% variation in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be the following impairment loss/write back would be recorded at December 31, 2009:

•	A reversal of impairment loss of US$8.0 million in the event of a 10% decrease in the discount rate

•	An impairment loss of US$7.7 million in the event of a 10% increase in the discount rate

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)
Impairment loss arising on annual impairment review in 2008

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

US$’000
Trinity Biotech Manufacturing Limited	57,889
Primus Corporation Inc.	13,988
Biopool US Inc	8,649
Trinity Biotech (UK Sales) Limited	3,036
Trinity Biotech France SARL	1,973
Clark Laboratories Inc	258

Total impairment loss	85,793

The table below sets forth the breakdown of the impairment loss for each class of asset at December 31, 2008:

US$’000
Goodwill and other intangible assets	71,684
Property, plant and equipment (see note 11)	13,095
Prepayments (see note 16)	1,014

Total impairment loss	85,793

Impairment loss arising on annual impairment review in 2007

Arising from the 2007 impairment review, an impairment loss of US$19,156,000 was recognised in the financial statements for the year ended December 31, 2007, representing the excess of the carrying value over the discounted future cashflows. This impairment loss arose in Trinity Biotech Manufacturing Limited, one of the Group’s CGU’s. Trinity Biotech Manufacturing Limited manufactures coagulation, infectious diseases, point of care and clinical chemistry products at its plant in Bray, Ireland, which are then sold to third party distributors and other selling entities within the Group. The impairment loss was allocated entirely to goodwill and in particular to goodwill arising on the following acquisitions:

December 31, 2007
US$’000
Bartels	7,340
Cambridge	3,005
Ortho	783
Dade	8,028

19,156

In 2007 this impairment loss was allocated to the goodwill arising on the abovementioned acquisitions as sales of the products associated with each of these acquisitions are now static or declining.
Impairment loss on bioMerieux technology asset

In December 2007, the Group announced a restructuring of its activities (see note 3). As part this restructuring, the Group decided to rationalise its three existing coagulation product lines with a view to creating a single product line consisting of the best products from each line. As a direct consequence, a number of the Group’s coagulation products were identified for culling, including a number of products acquired from bioMerieux in 2006. As a result, the Group recognised in 2007 a specific impairment loss of US$1,094,000 against the carrying value of the technology assets acquired from bioMerieux. The impairment loss represented 25% of the carrying value of the technology assets at the date of the group restructuring, as the products being culled represent approximately 25% of sales of those products acquired from bioMerieux. The remaining useful economic life of the remaining 75% of the carrying value of the technology asset was unaffected and was amortised on a straight line basis, through December 31, 2009. No other assets were impaired in 2007 as a direct result of the product rationalisation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
13.	DEFERRED TAX ASSETS AND LIABILITIES
Recognised deferred tax assets and liabilities
Deferred tax assets and liabilities of the Group are attributable to the following:

	Assets		Liabilities		Net
	2009	2008	2009	2008	2009	2008
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Property, plant and equipment	3,869	1,285	(1,187)	(885)	2,682	400
Intangible assets	—	—	(6,343)	(3,069)	(6,343)	(3,069)
Inventories	1,253	1,214	—	—	1,253	1,214
Provisions	118	255	—	—	118	255
Other items	—	—	(680)	(419)	(680)	(419)
Tax value of loss carryforwards recognised	561	297	—	—	561	297

Deferred tax assets/(liabilities)	5,801	3,051	(8,210)	(4,373)	(2,409)	(1,322)

The deferred tax asset in 2009 is due mainly to deductible temporary differences and the elimination of unrealised intercompany inventory profit. The deferred tax asset increased in 2009 principally due to a decrease in unrecognised deferred tax assets. As deferred tax assets are only recognised where there is a reversing deferred tax liability in the same jurisdiction reversing in the same period, the recognised deferred tax asset increases in line with the increase in deferred tax liabilities.

At December 31, 2009, the Group recognised a deferred tax asset of US$96,000 (2008: US$133,000) in respect of net operating loss carryforwards in Germany and the UK, as there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilised before they expire. The utilisation of these net operating loss carryforwards is limited to future profits in Germany and the UK.

The deferred tax liability is caused by the net book value of non-current assets being greater than the tax written down value of non-current assets, temporary differences due to the acceleration of the recognition of certain charges in calculating taxable income permitted in Ireland, the USA and Germany, and deferred tax recognised on fair value asset uplifts in connection with business combinations. The deferred tax liability increased in 2009, principally due to temporary differences in respect of property, plant and equipment and intangible assets.

Deferred tax assets and liabilities are only offset when the entity has a legally enforceable right to set off current tax assets against current tax liabilities and where the intention is to settle current tax liabilities and assets on a net basis or to realise the assets and settle the liabilities simultaneously. At December 31, 2009 and at December 31, 2008 no deferred tax assets and liabilities are offset as it is not certain as to whether there is a legally enforceable right to set off current tax assets against current tax liabilities and it is also uncertain as to what current tax assets may be set off against current tax liabilities and in what periods.

Unrecognised deferred tax assets
Deferred tax assets have not been recognised by the Group in respect of the following items:

	December 31, 2009	December 31, 2008
	US$’000	US$’000
Deductible temporary differences	954	8,536
Capital losses	6,138	6,138
US state credit carryforwards	346	346
Net operating losses	11,720	15,248

	19,158	30,268

No deferred tax asset is recognised in 2009 or 2008 in respect of a capital loss forward of US$6,138,000 in Ireland as it was not probable that there will be future capital gains against which to offset these capital losses.

A deferred tax asset of US$3,071,000 (2008: US$4,126,000) in respect of net operating losses of US$7,569,000 (2008: US$10,167,000) in the US was not recognised due to uncertainties regarding the timing of the utilisation of these losses in the related tax jurisdiction in future periods. A deferred tax asset of US$387,000 (2008:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
13.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

US$3,464,000) in respect of deductible temporary differences of US$954,000 (2008: US$8,536,000) in the US was not recognised due to uncertainties regarding the timing of the utilisation of these temporary differences in the related tax jurisdiction in future periods.

A deferred tax asset of US$346,000 (2008: US$346,000) in respect of US state credit carryforwards was not recognised due to uncertainties regarding the timing of the utilisation of these state credit carryforwards in the related tax jurisdiction in future periods.

A deferred tax asset of US$427,000 (2008: US$866,000) in respect of net operating losses of US$1,253,000 (2008: US$2,979,000) in Germany was not recognised due to uncertainties regarding the timing of the utilisation of these losses in the related tax jurisdiction in future periods.

A deferred tax asset of US$73,000 (2008: US$73,000) in respect of net operating losses of US$290,000 (2008 : US$290,000) in Ireland was not recognised due to uncertainties regarding the timing of the utilisation of these losses in the related tax jurisdiction in future periods.

A deferred tax asset of US$861,000 (2008: US$598,000) in respect of net operating losses of US$2,608,000 (2008: US$1,812,000) in France was not recognised due to uncertainties regarding the timing of the utilisation of these losses in the related tax jurisdiction in future periods.

Unrecognised deferred tax liabilities

At December 31, 2009 and 2008, there was no recognised or unrecognised deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries. The Company is able to control the timing of the reversal of the temporary differences of its subsidiaries and it is probable that these temporary differences will not reverse in the foreseeable future.

Movement in temporary differences during the year

	Balance			Balance
	January, 1	Recognised in	Recognised	December 31,
	2009	income	in equity	2009
	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	400	2,282	—	2,682
Intangible assets	(3,069)	(3,274)	—	(6,343)
Inventories	1,214	39	—	1,253
Provisions	255	(137)	—	118
Other items	(419)	(264)	3	(680)
Tax value of loss carryforwards recognised	297	264	—	561

	(1,322)	(1,090)	3	(2,409)

	Balance			Balance
	January, 1	Recognised in	Recognised	December 31,
	2008	income	in equity	2008
	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	(1,603)	2,003	—	400
Intangible assets	(6,998)	3,929	—	(3,069)
Inventories	1,733	(519)	—	1,214
Provisions	1,520	(1,265)	—	255
Other items	(155)	(290)	26	(419)
Tax value of loss carryforwards recognised	203	94	—	297

	(5,300)	3,952	26	(1,322)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
14.	OTHER ASSETS

	December 31, 2009	December 31, 2008
	US$’000	US$’000

Finance lease receivables (see note 16)	1,106	776
Other assets	106	101

	1,212	877

The Group leases instruments as part of its business. For details of future minimum finance lease receivables with non-cancellable terms, please refer to note 16.
15.	INVENTORIES

	December 31, 2009	December 31, 2008
	US$’000	US$’000

Raw materials and consumables	9,191	11,245
Work-in-progress	10,478	11,033
Finished goods	19,529	20,039

	39,198	42,317

All inventories are stated at the lower of cost or net realisable value. Total inventories for the Group are shown net of provisions of US$12,566,000 (2008: US$16,461,000).
The movement on the inventory provision for the three year period to December 31, 2009 is as follows:

	December 31,	December 31,	December 31,
	2009	2008	2007
	US$’000	US$’000	US$’000

Opening provision at January 1	16,461	18,234	7,284
Charged during the year	2,064	1,570	13,856
Utilised during the year	(4,751)	(2,182)	(2,323)
Released during the year	(1,208)	(1,161)	(583)

Closing provision at December 31	12,566	16,461	18,234

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
16.	TRADE AND OTHER RECEIVABLES

	December 31, 2009	December 31, 2008
	US$’000	US$’000

Trade receivables, net of impairment losses	20,120	24,962
Prepayments*	1,798	736
Value added tax	67	195
Finance lease receivables	692	439
Other receivables	254	1,086

	22,931	27,418

Trade receivables are shown net of an impairment losses provision of US$855,000 (2008: US$619,000) (see note 27).

*	Prepayments are shown net of amounts written down as part of the 2008 impairment review of US$1,014,000 (see note 3).
Leases as lessor
(i) Finance lease commitments — Group as lessor
The Group leases instruments as part of its business. Future minimum finance lease receivables with non-cancellable terms are as follows:

	December 31, 2009
	US$’000
			Minimum
	Gross	Unearned	payments
	investment	income	receivable
Less than one year	1,002	310	692
Between one and five years (note 14)	1,559	453	1,106

	2,561	763	1,798

	December 31, 2008
	US$’000
			Minimum
	Gross	Unearned	payments
	investment	income	receivable
Less than one year	764	325	439
Between one and five years (note 14)	1,394	618	776

	2,158	943	1,215

In 2009, the Group classified future minimum lease receivables between one and five years of US$1,106,000 (2008: US$776,000) to Other Assets, see note 14. Under the terms of the lease arrangements, no contingent rents are receivable.

(ii) Operating lease commitments — Group as lessor

The Group has leased a facility consisting of 9,000 square feet in Dublin, Ireland. This property has been sub-let by the Group. The lease contains a clause to enable upward revision of the rent charge on a periodic basis. The Group also leases instruments under operating leases as part of its business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
16.	TRADE AND OTHER RECEIVABLES (CONTINUED)
Future minimum rentals receivable under non-cancellable operating leases are as follows:

	December 31, 2009
	US$’000
	Land and
	buildings	Instruments	Total
Less than one year	228	1,992	2,220
Between one and five years	911	852	1,763
More than five years	399	—	399

	1,538	2,844	4,382

	December 31, 2008
	US$’000
	Land and
	buildings	Instruments	Total
Less than one year	223	1,160	1,383
Between one and five years	892	1,552	2,444
More than five years	613	—	613

	1,728	2,712	4,440

17.	CASH AND CASH EQUIVALENTS

	December 31, 2009	December 31, 2008
	US$’000	US$’000
Cash at bank and in hand	4,711	3,182
Short-term deposits	1,367	2,002

Cash and cash equivalents in the statements of cash flows	6,078	5,184

Cash relates to all cash balances which are readily available at year end. Cash equivalents relate to all cash balances on deposit, with a maturity of less than three months, which are not restricted. See note 25 (c).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
18.	CAPITAL AND RESERVES
Share capital

	Class ‘A’ Ordinary shares	Class ‘A’ Ordinary shares
In thousands of shares	2009	2008

In issue at January 1	82,017	74,757
Issued for cash	935	7,260

In issue at December 31	82,952	82,017

	Class ‘B’ Ordinary shares	Class ‘B’ Ordinary shares
In thousands of shares	2009	2008

In issue at January 1	700	700
Issued for cash	—	—

In issue at December 31	700	700

The Group had authorised share capital of 200,000,000 ‘A’ ordinary shares of US$0.0109 each (2008: 200,000,000 ‘A’ ordinary shares of US$0.0109 each) and 700,000 ‘B’ ordinary shares of US$0.0109 each (2008: 700,000 ‘B’ ordinary shares of US$0.0109 each) as at December 31, 2009.

(a)
During 2009, the Group issued 935,000 ‘A’ Ordinary shares from the exercise of employee options for a consideration of US$897,000 settled in cash. The Group incurred costs of US$68,000 in connection with the issue of shares.

(b)
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
18.	CAPITAL AND RESERVES (CONTINUED)
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

In accordance with IFRS 2, 3,437,068 warrants with a fair value of US$4,498,000 (2008: 3,437,068 warrants with a fair value of US$4,498,000) have been classified as a separate reserve. There were no new warrants issued by the Group in 2009.

The following input assumptions were made to fair value the warrants issued by the Group during 2008:

Fair value at date of measurement	US$	0.32

Share price	US$	0.91
Exercise price	US$	1.39
Expected volatility		51.31%
Contractual life	5 years
Risk free rate		2.57%
Expected dividend yield		—
The following input assumptions were made to fair value the warrants previously issued by the Group in 2004:

Fair value at date of measurement	US$	3.02

Share price	US$	4.78
Exercise price	US$	5.25
Expected volatility		78.31%
Contractual life	5 years
Risk free rate		3.26%
Expected dividend yield		—
Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions entered into but not yet crystallised.

Convertible notes — equity component

Under IAS 32, Financial Instruments: Disclosure and Presentation, the equity and liability elements of the convertible notes are recorded separately, with the equity component of the convertible notes being calculated as the excess of the issue proceeds over the present value of the future interest and principal repayments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. Transaction costs are allocated to the liability and equity components in proportion to the allocation of proceeds. On January 2, 2007, the maturity date of the convertible notes, the amount classified as equity of US$164,000 was reclassified from equity to retained earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
19.	SHARE OPTIONS AND SHARE WARRANTS
Warrants

In January 2004, the Company completed a private placement of 5,294,118 Class ‘A’ Ordinary Shares of the Company at a price of US$4.25 per ‘A’ Ordinary share. The investors were granted five year warrants (vesting immediately) to purchase an aggregate of 1,058,824 Class ‘A’ Ordinary Shares in the Company at an exercise price of US$5.25 per share. The Company granted further warrants (vesting immediately) to purchase 200,000 Class ‘A’ Ordinary Shares in the Company to agents of the Company who were involved in this private placement in January 2004 at an exercise price of US$5.25. These warrants also have a term of five years. At December 31, 2009 there were no warrants outstanding under this award.

The Company granted warrants to purchase 2,178,244 Class ‘A’ Ordinary Shares (vesting immediately) in April 2008. These warrants were issued at an exercise price of US$1.39 and have a term of five years.

	December 31, 2009	December 31, 2008
Outstanding at beginning of year	3,437,068	1,258,824
Granted	—	2,178,244
Exercised	—	—
Forfeited	(1,258,824)	—

Outstanding at end of year	2,178,244	3,437,068

Options

Under the terms of the Company’s Employee Share Option Plans, options to purchase 8,470,466 (excluding warrants of 2,178,244) ‘A’ Ordinary Shares were outstanding at December 31, 2009. Under the Plans, options are granted to officers, employees and consultants of the Group at the discretion of the Compensation Committee (designated by the board of directors), under the terms outlined below.

The terms and conditions of the grants are as follows, whereby all options are settled by physical delivery of shares:
Vesting conditions

The options vest following a period of service by the officer or employee. The required period of service is determined by the Compensation Committee at the date of grant of the options (usually the date of approval by the Compensation Committee) and it is generally over a three to four year period. There are no market conditions associated with the share option grants.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
19.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

The number and weighted average exercise price of share options and warrants per ordinary share is as follows (as required by IFRS 2, this information relates to all grants of share options and warrants by the Group):

		Weighted-
		average
	Options and	exercise price	Range
	warrants	US$	US$
Outstanding January 1, 2007	9,612,067	2.32	0.98-5.25
Granted	364,667	2.24	1.35-2.80
Exercised	(285,210)	1.59	0.98-2.72
Forfeited	(623,405)	2.07	0.98-4.00

Outstanding at end of year	9,068,119	2.36	0.98-5.25

Exercisable at end of year	6,417,223	2.48	0.98-5.25

Outstanding January 1, 2008	9,068,119	2.36	0.98-5.25
Granted	4,378,244	1.14	0.74-1.66
Exercised	—	—	—
Forfeited	(1,635,249)	1.58	0.74-4.50

Outstanding at end of year	11,811,114	2.01	0.74-5.25

Exercisable at end of year	8,670,013	2.27	0.74-5.25

Outstanding January 1, 2009	11,811,114	2.01	0.74-5.25
Granted	2,220,000	0.66	0.66-0.66
Exercised	(934,456)	0.96	0.74-1.07
Forfeited	(2,447,948)	3.52	0.87-5.25

Outstanding at end of year	10,648,710	1.48	0.66-4.00

Exercisable at end of year	6,915,952	1.84	0.74-4.00

The weighted average share price per ‘A’ Ordinary share at the date of exercise for options exercised in 2009 was US$1.05 (2007: US$2.59). There were no share options exercised in 2008.

The opening share price per ‘A’ Ordinary share at the start of the financial year was US$0.40 (2008: US$1.68) (2007: US$2.14) and the closing share price at December 31, 2009 was US$1.01 (2008: US$0.40) (2007: US$1.70). The average share price for the year ended December 31, 2009 was US$0.80.

A summary of the range of prices for the Company’s stock options and warrants for the year ended December 31, 2009 follows:

	Outstanding				Exercisable
				Weighted-				Weighted-
				avg				avg
				contractual				contractual
		Weighted-		life		Weighted-		life
	No. of	avg exercise		remaining	No. of	avg exercise		remaining
Exercise price range	options/warrants	price		(years)	options/warrants	price		(years)
US$0.66-US$0.99	3,275,000	US$	0.70	6.12	196,666	US$	0.74	5.72
US$1.00-US$2.05	4,666,294	US$	1.47	3.02	4,141,040	US$	1.51	2.76
US$2.06- US$2.99	2,551,916	US$	2.38	2.74	2,422,746	US$	2.39	2.66
US$3.00 -US$5.25	155,500	US$	3.21	1.37	155,500	US$	3.21	1.37

	10,648,710				6,915,952

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
19.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)
The weighted-average remaining contractual life of options and warrants outstanding at December 31, 2009 was 3.88 years (2008: 3.45 years).
A summary of the range of prices for the Company’s stock options and warrants for the year ended December 31, 2008 follows:

	Outstanding				Exercisable
				Weighted-				Weighted-
				avg				avg
				contractual				contractual
		Weighted-		life		Weighted-		life
	No. of	avg exercise		remaining	No. of	avg exercise		remaining
Exercise price range	options	price		(years)	options	price		(years)
US$0.74-US$0.99	2,093,667	US$	0.87	4.28	833,667	US$	0.98	0.75
US$1.00-US$2.05	5,338,372	US$	1.47	3.78	4,165,860	US$	1.50	3.36
US$2.06-US$2.99	2,908,750	US$	2.36	3.80	2,200,162	US$	2.43	3.42
US$3.00-US$5.25	1,470,325	US$	4.96	0.35	1,470,324	US$	4.96	0.35

	11,811,114				8,670,013

The recognition and measurement principles of IFRS 2 have been applied to share options granted under the Company’s Share Option Plans since November 7, 2002 which have not vested by January 1, 2005 in accordance with IFRS 2.

Charge for the year under IFRS 2
The charge for the year is calculated based on the fair value of the options granted which have not yet vested.

The fair value of the options is expensed over the vesting period of the option. US$521,000 was charged to the statement of operations in 2009, (2008: US$1,166,000) (2007: US$1,403,000) split as follows:

	December 31,	December 31,	December 31,
	2009	2008	2007
	US$’000	US$’000	US$’000
Share-based payments — cost of sales	19	51	71
Share-based payments — research and development	15	48	108
Share-based payments — selling, general and administrative	487	1,067	1,224

Total	521	1,166	1,403

The total share based payments charge for the year was US$599,000. However, a total of US$78,000 (2008: US$27,000) (2007: US$79,000) of research and development share based payments were capitalised in intangible development project assets during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
19.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a trinomial model. The following are the input assumptions used in determining the fair value of share options granted in 2009, 2008 and 2007:

	Key			Key				Key
	management		Other	management		Other		management	Other
	personnel		employees	personnel		employees		personnel	employees
	2009		2009	2008		2008		2007	2007
Weighted average fair value at measurement date	US$	0.38	—	US$	0.47	US$	0.39	—	US$	0.96
Total share options granted		2,220,000	—		1,665,000		535,000	—		364,667

Weighted average share price	US$	0.66	—	US$	0.89	US$	0.92	—	US$	2.28
Weighted average exercise price	US$	0.66	—	US$	0.89	US$	0.92	—	US$	2.28
Weighted average expected volatility		63.31%	—		51.61%		46.79%	—		47.41%
Weighted average expected life	5.73 years		—	6.36 years		4.60 years		—	4.18 years
Weighted average risk free interest rate		2.47%	—		2.77%		3.28%	—		4.35%
Expected dividend yield		0%	—		0%		0%	—		0%
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

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings. For more information about the Group’s exposure to interest rate and foreign currency risk, see note 27.

			December 31, 2009	December 31, 2008
	Note		US$’000	US$’000
Current liabilities
Finance lease liabilities			791	430
Bank loans, secured	25	(c)
- Repayable by instalment			4,890	5,302
- Repayable not by instalment			6,944	6,924

			12,625	12,656

Non-current liabilities
Finance lease liabilities			1,470	1,138
Bank loans, secured	25	(c)
- Repayable by instalment			17,761	22,327

			19,231	23,465

Bank loans

Trinity Biotech has a US$48,340,000 club banking facility with Allied Irish Bank plc and Bank of Scotland (Ireland) Limited (“the banks”). The facility consists of a US Dollar floating interest rate term loan of US$41,340,000, which runs until July 2012, and a one year revolver of US$7,000,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
20.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

The facility was amended in December 2009, with the length of the term remaining unchanged (July 2012). The repayment schedule has been revised to US$2,415,000 payable in January and July 2010 (revised from US$3,215,000). The repayment schedule for January 2011, July 2011 and January 2012 remains unchanged at US$3,215,000 per repayment. However, the final repayment in July 2012 has been revised to US$8,032,000 (previously US$6,432,000). During 2009, amounts of $2,144,000 and $3,215,000 were paid in January and July respectively. The revolver loan element of the facility has remained at US$7,000,000. This facility is secured on the assets of the Group (see note 25 (c)).

Various covenants apply to the Group’s bank borrowings. At December 31, 2009, the total amount outstanding under the facility amounted to US$29,327,000, net of unamortised funding costs of US$180,000.
Finance lease liabilities
Finance lease liabilities are payable as follows:

	December 31, 2009
	US$’000
	Minimum
	lease
	payments	Interest	Principal
Less than one year	909	118	791
In more than one year, but not more than two	904	66	838
In more than two years but not more than five	665	32	633

	2,478	216	2,262

	December 31, 2008
	US$’000
	Minimum
	lease
	payments	Interest	Principal
Less than one year	514	84	430
In more than one year, but not more than two	477	58	419
In more than two years but not more than five	757	38	719

	1,748	180	1,568

Under the terms of the lease arrangements, no contingent rents are payable.
Terms and debt repayment schedule
The terms and conditions of outstanding interest bearing loans and borrowings at December 31, 2009 are as follows:

		Nominal		Fair	Carrying	Fair	Carrying
		interest	Year of	Value	Value	Value	Value
Facility	Currency	rate	maturity	December 31, 2009		December 31, 2008

Fixed bank loans	USD	5.00% - 6.00%	2009 -2012	268	268	2	2

Floating (LIBOR) bank loans	USD	2.53%	2009 -2012	29,327	29,327	34,551	34,551
Finance lease liabilities	Euro	6.24%	2009 -2014	2,268	2,257	1,551	1,524
Finance lease liabilities	GBP	7.72%	2009 -2010	5	5	44	44

Total interest-bearing loans and borrowings				31,868	31,857	36,148	36,121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
21.	TRADE AND OTHER PAYABLES

	December 31, 2009	December 31, 2008
	US$’000	US$’000

Trade payables	3,693	11,585
Payroll taxes	424	393
Employee related social insurance	485	429
Accrued restructuring expenses	—	1,144
Accrued liabilities	6,926	7,506
Deferred income	1,316	1,912

	12,844	22,969

Accrued restructuring expenses
The restructuring accrual in 2008 relates to contract termination costs and employee termination benefits associated with the restructuring announced in December 2008 (see note 3).
22.	PROVISIONS

	December 31, 2009	December 31, 2008
	US$’000	US$’000

Provisions	50	50

Movement on provisions during the year is as follows:

	December 31, 2009	December 31, 2008
	US$’000	US$’000

Balance at January 1	50	100
Provisions released during the year	—	(50)

Balance at December 31	50	50

During 2009 the Group experienced no significant product warranty claims. However, the Group believes that it is appropriate to retain a product warranty provision to cover any future claims. The provision at December 31, 2009 represents the estimated cost of product warranties, the exact amount which cannot be determined. US$50,000 represents management’s best estimate of these obligations at December 31, 2009.

23.	OTHER PAYABLES

	December 31, 2009	December 31, 2008
	US$’000	US$’000

Other payables	59	59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
24.	BUSINESS COMBINATIONS
2009 Acquisitions

There were no acquisitions made by the Group in the current financial year.
2008 Acquisitions

There were no acquisitions made by the Group in 2008.
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

	Cortex	Sterilab	Total
	US$’000	US$’000	US$’000
Property, plant and equipment	—	23	23
Inventories	41	88	129
Trade and other receivables	152	—	152
Intangible assets	844	656	1,500

	1,037	767	1,804

Deferred tax liability (see note 13)	102	183	285
Trade and other payables	45	—	45

	147	183	330

Fair value of net assets	890	584	1,474
Goodwill arising on acquisition	2,035	905	2,940

	2,925	1,489	4,414

Consideration:
Cash payments	2,887	1,480	4,367
Costs associated with the acquisition	38	9	47

	2,925	1,489	4,414

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
24.	BUSINESS COMBINATIONS (CONTINUED)
Goodwill capitalised during 2007 in respect of the Cortex and Sterilab acquisitions amounted to US$2,940,000 and comprised:

		Fair value
	Book values	adjustments	Fair value	Consideration	Goodwill
	US$’000	US$’000	US$’000	US$’000	US$’000
Cortex
Trade and other receivables	152	—	152
Inventories	218	(177)	41
Intangible assets	—	844	844

	370	667	1,037

Deferred tax liability	—	102	102
Trade and other payables	45	—	45

	325	565	890	2,925	2,035

Sterilab
Property, plant and equipment	23	—	23
Inventories	99	(11)	88
Intangible assets	—	656	656

	122	645	767

Deferred tax liability	—	183	183
Trade and other payables	—	—	—

	122	462	584	1,489	905

Impact of the acquisition on the statement of operations and cashflow
Due to their size, the impact of the acquisition of Cortex and Sterilab does not have a significant impact on the statement of operations and cashflow in 2007.
The following represents the increases to goodwill which took place in 2007.

US$’000
Goodwill recognised with respect to 2007 acquisitions
- Cortex	2,035
- Sterilab	905
Goodwill recognised with respect to 2006 acquisitions
- bioMerieux	42

Total goodwill movement in 2007	2,982

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
25.	COMMITMENTS AND CONTINGENCIES
(a)	Capital Commitments
The Group has no capital commitments authorised and contracted for as at December 31, 2009 (2008: US$Nil).
(b)	Leasing Commitments

The Group leases a number of premises under operating leases. The leases typically run for periods up to 25 years. Lease payments are reviewed periodically (typically on a 5 year basis) to reflect market rentals. Operating lease commitments payable during the next 12 months amount to US$4,289,000 (2008: US$4,438,000) payable on leases of buildings at Dublin and Bray, Ireland, Berkshire, UK, Paris, France, Jamestown, New York, Kansas City, Missouri, Berkeley Heights, New Jersey, Acton, Massachusetts and Carlsbad, California and motor vehicles and equipment in the UK and Germany. US$415,000 (2008: US$181,000) of these operating lease commitments relates to leases whose remaining term will expire within one year, US$406,000 (2008: US$902,000) relates to leases whose remaining term expires between one and two years, US$395,000 (2008: US$350,000) between two and five years and the balance of US$3,073,000 (2008: US$3,005,000) relates to leases which expire after more than five years. See note 26 for related party leasing arrangements.

Future minimum operating lease commitments with non-cancellable terms in excess of one year are as follows:

Year ended
2009
Operating leases
US$’000

2010	4,289
2011	3,743
2012	3,486
2013	3,482
2014	3,317
Later years	35,503

Total lease obligations	53,820

Year ended
2008
Operating leases
US$’000

2009	4,438
2010	3,972
2011	3,491
2012	3,164
2013	3,030
Later years	39,595

Total lease obligations	57,690
For future minimum finance lease commitments, in respect of which the lessor has a charge over the related assets, see note 20.
(c)	Bank Security

The Group’s bank borrowings (note 20) are secured by a fixed and floating charge over the assets of Group entities, including specific charges over the shares in the subsidiaries and the Group’s patents. Various covenants apply to the Group’s bank borrowings with respect to profitability, interest cover, capital expenditure, working capital and location of assets. As at December 31, 2009 the Group was in breach of one of these covenants which was waived by the banks in advance of the balance sheet date. The covenant which was breached concerned the level of earnings before interest, tax, depreciation, amortisation and share option expense for the year ended December 31, 2009 (see note 27).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
25.	COMMITMENTS AND CONTINGENCIES (CONTINUED)
(d)	Section 17 Guarantees

Pursuant to the provisions of Section 17, Irish Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, Trinity Biotech Manufacturing Services Limited, Trinity Research Limited, Benen Trading Limited, Trinity Biotech Financial Services Limited and Trinity Biotech Sales Limited, subsidiary undertakings in the Republic of Ireland, for the financial year to December 31, 2009 and, as a result, these subsidiary undertakings have been exempted from the filing provisions of Section 17, Irish Companies (Amendment) Act, 1986. Where the Company enters into these guarantees of the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the company will be required to make a payment under the guarantee. The Company does not enter into financial guarantees with third parties.

(e)	Government Grant Contingencies

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at December 31, 2009. However if the income were to become repayable, the maximum amounts repayable as at December 31, 2009 would amount to US$3,646,000 (2008: US$1,997,000).

26.	RELATED PARTY TRANSACTIONS
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

In July 2000, Trinity Biotech entered into an agreement with JRJ pursuant to which the Group took a lease of a 25,000 square foot premises adjacent to the existing facility for a term of 20 years at a rent of €7.62 per square foot for an annual rent of €190,000 (US$274,000). During 2006, the rent on this property was reviewed and increased to €11.00 per square foot, resulting in an annual rent of €275,000 (US$397,000).

In November 2002, the Group entered into an agreement for a 25 year lease with JRJ for offices that have been constructed adjacent to its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$550,000) is payable from January 1, 2004. There was a rent review performed on this premises in 2009 and further to this review, there was no change to the annual rental charge.

In December 2007, the Group entered into an agreement with Mr. O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a rate of €17.94 per square foot (including fit out) giving a total annual rent of €787,000 (US$1,136,000).

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises.

Compensation of key management personnel of the Group

At December 31, 2009 and December 31, 2008 the key management personnel of the Group were made up of three key personnel, the two executive directors and the Chief Financial Officer/Company Secretary, Mr Kevin Tansley. Mr Brendan Farrell served as Chief Executive Officer until October 2008 and, accordingly, his remuneration up to that date has been included in the analysis below for 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
26.	RELATED PARTY TRANSACTIONS
Compensation for the year ended December 31, 2009 of these personnel is detailed below:

	December 31, 2009	December 31, 2008
	US$’000	US$’000
Short-term employee benefits	1,244	1,789
Compensation for loss of office	—	1,283
Post-employment benefits	136	277
Equity compensation benefits	367	736

	1,747	4,085

Total director emoluments included in note 6 includes non executive directors’ fees of US$313,000 (2008: US$200,000) and equity compensation benefits of US$55,000 (2008: US$39,000) and excludes the compensation costs of the Chief Financial Officer of US$317,000 (2008: US$408,000). Total directors’ remuneration is also included in “personnel expenses” (note 7).

Directors’ and executive officers interests in the Company’s shares and share option plan

	‘A’ Ordinary Shares	Share options
At January 1, 2009	6,774,070	4,114,085
Exercised	—	(471,955)
Granted	—	2,220,000
Expired Options	—	(195,044)
Shares purchased	150,996	—

At December 31, 2009	6,925,066	5,667,086

	‘A’ Ordinary Shares	Share options
At January 1, 2008	5,881,205	4,977,083
Exercised	—	—
Granted	—	1,665,000
Additions /(Removals)*	(589,135)	(1,885,000)
Expired Options	—	(642,998)
Shares purchased	1,482,000	—

At December 31, 2008	6,774,070	4,114,085

*	The amounts removed are wholly attributable to shares and share options held by Mr Brendan Farrell as Mr. Farrell was not an executive officer or a director at the year end.

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

There were no director loans advanced during 2009. In February 2008, Dr. Walsh advanced a loan to Trinity Biotech Manufacturing Limited amounting to €650,000 (US$938,000) at an annual interest rate of 5.68%. The company repaid the loan to Dr. Walsh prior to the year end. There were no other director loans advanced during 2008 and there were no loan balances payable to or receivable from directors at January 1, 2009 and at December 31, 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
26.	RELATED PARTY TRANSACTIONS (CONTINUED)

In December 2006, the Remuneration Committee of the Board approved the payment of a dividend of US$5,331,000 by Trinity Research Limited to Rayville Limited on the ‘B’ shares held by it. This amount was then lent back by Rayville to Trinity Research Limited. This loan was partially used to fund executive compensation in 2007, 2008 and 2009 and will fund future executive compensation over the next number of years under the arrangement described above, with the amount of such funding being reflected in compensation expense over the corresponding period. As the dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2006 consolidated financial statements.

In June 2009, the Board approved the payment of a dividend of $2,830,000 by Trinity Research Limited to Rayville Limited on the ‘B’ shares held by it. This amount was then lent back by Rayville to Trinity Research Limited. As the dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2009 consolidated financial statements.

The amount of payments to Rayville included in compensation expense was US$2,061,000, US$1,866,000 and US$1,071,000 for 2007, 2008 and 2009 respectively, of which US$1,867,000, US$1,609,905 and US$887,000 respectively related to the key management personnel of the Group. There were no dividends payable to Rayville Limited as of December 31, 2009 or 2007. Dividends payable to Rayville at December 31, 2008 amounted to US$60,000. Of the US$1,071,000 of payments made to Rayville Limited in 2009, US$311,000 represented repayments of the loan to Trinity Research Limited referred to above.

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS

The Group uses a range of financial instruments (including cash, bank borrowings, convertible notes, promissory notes, finance leases, receivables, payables and derivatives) to fund its operations. These instruments are used to manage the liquidity of the Group in a cost effective, low-risk manner. Working capital management is a key additional element in the effective management of overall liquidity. The Group does not trade in financial instruments or derivatives. The main risks arising from the utilization of these financial instruments are interest rate risk, liquidity risk and credit risk.

Effective interest rate and repricing analysis

The following table sets out all interest-earning financial assets and interest bearing financial liabilities held by the Group at December 31, indicating their effective interest rates and the period in which they re-price:

As at December 31,
2009		Effective	Total	6 mths or less	6 - 12 mths	1-2 years	2-5 years
US$’000	Note	interest rate	US$’000	US$’000	US$’000	US$’000	US$’000
Cash and cash equivalents	17	0.2%	6,078	6,078	—	—	—
Secured bank loans — floating	20	2.53%	(29,327)	(29,327)	—	—	—
Secured bank loans — fixed	20	6.00%	(268)	—	—	—	(268)
Finance lease liabilities — fixed	20	6.61%	(2,261)	(5)	—	(305)	(1,951)

Total			(25,778)	(23,254)	—	(305)	(2,219)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

As at December 31,
2008		Effective	Total	6 mths or less	6 - 12 mths	1-2 years	2-5 years
US$’000	Note	interest rate	US$’000	US$’000	US$’000	US$’000	US$’000
Cash and cash equivalents	17	2.16%	5,184	5,184	—	—	—
Secured bank loans — floating	20	2.74%	(34,551)	(34,551)	—	—	—
Secured bank loans — fixed	20	5%	(2)	(2)	—	—	—
Finance lease liabilities — fixed	20	6.98%	(1,568)	—	(16)	(28)	(1,524)

Total			(30,937)	(29,369)	(16)	(28)	(1,524)

The effective interest rate on all loans and borrowings is the same as the actual interest rates.
Interest rate risk

The Group borrows in US dollars at floating and fixed rates of interest. Year-end borrowings totalled US$31,856,000 (2008: US$36,121,000), (net of cash: US$25,778,000 (2008: US$30,937,000)), at interest rates ranging from 2.53% to 6.61% (2008: 2.74% to 6.98%).

The total year-end borrowings consists of fixed rate debt of US$2,529,000 (2008: US$1,570,000) at interest rates ranging from 6% to 6.61% (2008: 5% to 6.98%) and floating rate debt of US$29,327,000 (2008:US$34,551,000) at an interest rate of 2.53% (2008: 2.74%). In broad terms, a one-percentage point increase in interest rates would increase interest income by US$61,000 (2008: US$52,000) and increase the interest expense by US$295,000 (2008: US$349,000) resulting in an increase in the net interest charge of US$234,000 (2008: increase by US$297,000).

Interest rate profile of financial liabilities
The interest rate profile of financial liabilities of the Group was as follows:

	December 31, 2009	December 31, 2008
	US$’000	US$’000
Fixed rate instruments
Fixed rate financial liabilities	(2,529)	(1,570)

Variable rate instruments
Financial assets	6,078	5,184
Floating rate financial liabilities	(29,327)	(34,551)

	(25,778)	(30,937)

Fixed rate instruments comprise fixed rate borrowings and finance lease obligations. The weighted average interest rate and weighted average period for which the rate is fixed is as follows:

	December 31, 2009	December 31, 2008
Fixed rate financial liabilities
Weighted average interest rate	6.21%	6.16%
Weighted average period for which rate is fixed	2.82 years	3.56 years
Financial assets comprise of cash and cash equivalents at December 31, 2009 and at December 31, 2008 (see note 17).
Floating rate financial liabilities comprise other borrowings that bear interest at a rate of 2.53%. These borrowings are provided by lenders at a margin of 2.25% over inter-bank rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2009

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial liabilities at fair value through the statement of operations. Therefore a change in interest rates at December 31, 2009 would not affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates at the reporting date would have no effect on profit or loss for the period. This assumes that all other variables, in particular foreign currency rates, remain constant.

Fair Values

The table below sets out the Group’s classification of each class of financial assets/liabilities and their fair values:

			Cash flow	Liabilities at	Total
		Loans and	hedge	amortised	carrying	Fair
	Note	receivables	derivatives	cost	amount	Value
December 31, 2009

Trade receivables	16	20,120	—	—	20,120	20,120
Cash and cash equivalents	17	6,078	—	—	6,078	6,078
Finance lease receivable	14, 16	1,798	—	—	1,798	1,798
Forward contracts used for hedging		—	(58)	—	(58)	(58)
Grant income receivable		201	—	—	201	201
Secured bank loans	20	—	—	(29,595)	(29,595)	(29,595)
Finance lease liabilities	20	—	—	(2,261)	(2,261)	(2,273)
Trade and other payables (excluding deferred revenue)		—	—	(11,528)	(11,528)	(11,528)
Other payables	23	—	—	(59)	(59)	(59)
Provisions	22	—	—	(50)	(50)	(50)

		28,197	(58)	(43,493)	(15,354)	(15,366)

			Cash flow	Liabilities at	Total
		Loans and	hedge	amortised	carrying	Fair
	Note	receivables	derivatives	cost	amount	Value
December 31, 2008

Trade receivables	16	24,962	—	—	24,962	24,962
Cash and cash equivalents	17	5,184	—	—	5,184	5,184
Finance lease receivable	14, 16	1,215	—	—	1,215	1,215
Forward contracts used for hedging		—	(27)	—	(27)	(27)
Grant income receivable		1,008	—	—	1,008	1,008
Secured bank loans	20	—	—	(34,553)	(34,553)	(34,553)
Finance lease liabilities	20	—	—	(1,568)	(1,568)	(1,595)
Trade and other payables (excluding deferred revenue)		—	—	(21,057)	(21,057)	(21,057)
Other payables	23	—	—	(59)	(59)	(59)
Provisions	22	—	—	(50)	(50)	(50)

		32,369	(27)	(57,287)	(24,945)	(24,972)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2009

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, where applicable, based on observable market rates plus a premium which reflects the risk profile of the Group at the reporting date, were as follows:

	December 31, 2009	December 31, 2008

Loans and borrowings	2.53%	2.74%
Leases	5.66% – 5.82%	5.02% – 5.14%

There was no significant difference between the fair value and carrying value of the Group’s trade receivables and trade and other payables at December 31, 2009 and December, 31 2008 as all fell due within 6 months.

Liquidity risk

The Group’s operations are cash generating. Short-term flexibility is achieved through the management of the group’s short-term deposits and through the use of a US$7,000,000 revolver loan facility.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	Carrying	Contractual	6 mths or	6 mths
As at December 31, 2009	amount	cash flows	less	12 mths	1-2 years	2-5 years
US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial liabilities
Secured bank loans — floating	29,327	30,268	9,660	2,592	6,549	11,467
Secured bank loans — fixed	268	288	56	56	112	64
Finance lease liabilities — fixed	2,261	2,478	457	452	898	671
Trade & other payables	12,844	12,844	12,844	—	—	—

	44,700	45,878	23,017	3,100	7,559	12,202

Trinity Biotech has a US$48,340,000 club banking facility with AIB plc and Bank of Scotland (Ireland) Limited (“the banks”). The facility consists of a five year term loan of US$41,340,000 and a one year revolver of US$7,000,000. At December 31, 2009, the total amount outstanding under the facility amounted to US$29,327,000, net of unamortised funding costs of US$180,000. Various covenants apply to these borrowings. In the event that the Group breaches these covenants, this may result in the borrowings becoming payable immediately. As at December 31, 2009 the Group was in breach of one of these covenants which was waived by the banks. The covenant which was breached concerned the level of earnings before interest, tax, depreciation, amortisation and share option expense for the year end December 31, 2009. The margin applied to the loan facility has remained consistent at 2.25% above LIBOR.

	Carrying	Contractual	6 mths or	6 mths –
As at December 31, 2008	amount	cash flows	less	12 mths	1-2 years	2-5 years
US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial liabilities
Secured bank loans — floating	34,551	36,289	9,614	3,463	6,817	16,395
Secured bank loans — fixed	2	2	2	—	—	—
Finance lease liabilities — fixed	1,568	1,748	260	254	477	757
Trade & other payables	22,969	22,969	22,969	—	—	—

	59,090	61,008	32,845	3,717	7,294	17,152

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2009

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Foreign exchange risk

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, where considered necessary, the Group pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered Euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro forecasted transactions. All of the forward contracts normally have maturities of less than one year after the balance sheet date. All of the forward contracts in place at December 31, 2009 have a maturity of less than one year after the balance sheet date. Where necessary, these forward contracts will be rolled over at maturity.

Euro denominated sales remained relatively consistent with the prior year, in percentage terms. The Group had foreign currency denominated cash balances equivalent to US$518,000 at December 31, 2009 (2008: US$1,257,000).

The Group states its forward exchange contracts at fair value in the balance sheet. The Group classifies its forward exchange contracts as hedging forecasted transactions and thus accounts for them as cash flow hedges. During 2009 and 2008, changes in the fair value of these contracts were recognized in equity and then in the case of contracts which were exercised during 2009 and 2008, the cumulative gain or losses were transferred to the statement of operations.

At December 31, 2009 the fair value of the forward exchange contract in place amounted to a liability of US$58,000 (2008: liability of US$27,000).

The following are the contractual maturities of the forward contracts used for hedging in place at December 31, 2009, which crystallize in 2010:

	Carrying	Contractual cash	6 mths or	6 mths – 12
As at December 31, 2009	amount	flows	less	mths
US$’000	US$’000	US$’000	US$’000	US$’000
Forward contract used for hedging:
Outflow	(58)	(5,100)	(2,550)	(2,550)
Inflow	—	5,045	2,522	2,523

	(58)	(55)	(28)	(27)

Sensitivity analysis

A 10% strengthening of the US dollar against the following currencies at December 31, 2009 would have increased/ (decreased) profit or loss and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

		Other equity
	Profit or loss	movements
	US$’000	US$’000
December 31, 2009
Euro	2,009	5
Pound Sterling	(416)	—

December 31, 2008
Euro	1,808	2
Pound Sterling	(24)	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2009

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

A 10% weakening of the US dollar against the above currencies at December 31, 2009 and December 31, 2008 would have the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk is as follows:

	Carrying Value	Carrying Value
	December 31, 2009	December 31, 2008
	US$’000	US$’000

Third party trade receivables	20,120	24,962
Finance lease income receivable	1,798	1,215
Cash & cash equivalents	6,078	5,184
Grant income receivable	201	1,008

	28,197	32,369

The maximum exposure to credit risk for trade receivables and finance lease income receivable by geographic location is as follows:

	Carrying Value	Carrying Value
	December 31, 2009	December 31, 2008
	US$’000	US$’000

United States	10,187	11,310
Euro-zone countries	3,215	4,006
UK	599	950
Other European countries	732	1,866
Other regions	7,185	8,045

	21,918	26,177

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2009

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

The maximum exposure to credit risk for trade receivables and finance lease income receivable by type of customer is as follows:

	Carrying Value	Carrying Value
	December 31, 2009	December 31, 2008
	US$’000	US$’000

End-user customers	11,524	11,404
Distributors	9,742	12,623
Non-governmental organisations	652	2,150

	21,918	26,177

Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

Impairment Losses

The ageing of trade receivables at December 31, 2009 is as follows:

	Gross	Impairment	Gross	Impairment
In thousands of US$	2009	2009	2008	2008

Not past due	13,388	102	16,916	97
Past due 0-30 days	3,817	6	4,274	15
Past due 31-120 days	962	29	2,011	89
Greater than 120 days	2,808	718	2,380	418

	20,975	855	25,581	619

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

In thousands of US$	2009	2008	2007

Balance at January 1	619	657	1,074
Charged to costs and expenses	302	544	578
Amounts recovered during the year	(22)	(82)	(190)
Amounts written off during the year	(44)	(500)	(805)

Balance at December 31	855	619	657

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

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

There were no changes to the Group’s approach to capital management during the year.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.
28.	PROPOSED DISPOSAL OF COAGULATION BUSINESS

In 2010, the Group signed an agreement to sell its worldwide Coagulation business to Diagnostica Stago for US$90 million. Diagnostica Stago have agreed to purchase the share capital of Trinity Biotech (UK Sales) Limited, Trinity Biotech GmbH and Trinity Biotech SARL, along with coagulation assets of Biopool US Inc. and Trinity Biotech Manufacturing Limited. Included in the sale are Trinity’s lists of coagulation customers and suppliers, all coagulation inventory, intellectual property and developed technology. In total, 320 Trinity employees will transfer their employment to Diagnostica Stago. The transaction is expected to close during quarter 2, 2010.

29.	ACCOUNTING ESTIMATES AND JUDGEMENTS

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

Key sources of estimation uncertainty

Note 12 contains information about the assumptions and the risk factors relating to goodwill impairment. Note 19 outlines information regarding the valuation of share options and warrants. In note 27, detailed analysis is given about the interest rate risk, credit risk, liquidity risk and foreign exchange risk of the Group.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
29.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2009

29.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Item 18, note 13 to the consolidated financial statements outlines the basis for the deferred tax assets and liabilities and includes details of the unrecognized deferred tax assets at year end. The Group derecognized deferred tax assets arising on unused tax losses except to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilized before they expire. The derecognition of these deferred tax assets was considered appropriate in light of the increased tax losses caused by the restructuring and uncertainty over the timing of the utilization of the tax losses. Except for the derecognition of deferred tax assets there were no material changes in estimates used to calculate the income tax expense provision during 2009, 2008 or 2007.

30.	GROUP UNDERTAKINGS

The consolidated financial statements include the financial statements of Trinity Biotech plc and the following principal subsidiary undertakings:

		Principal Country of
		incorporation and
Name and registered office	Principal activity	operation	Group % holding

Trinity Biotech plc IDA Business Park, Bray, Co. Wicklow, Ireland	Investment and holding company	Ireland	Holding company

Trinity Biotech Manufacturing Limited IDA Business Park, Bray, Co. Wicklow, Ireland	Manufacture and sale of diagnostic test kits	Ireland	100%

Trinity Research Limited IDA Business Park, Bray, Co. Wicklow, Ireland	Research and development	Ireland	100%

Benen Trading Limited IDA Business Park, Bray, Co. Wicklow, Ireland	Trading	Ireland	100%

Trinity Biotech Manufacturing Services Limited IDA Business Park, Bray, Co. Wicklow, Ireland	Engineering services	Ireland	100%

Trinity Biotech Financial Services Limited IDA Business Park, Bray, Co Wicklow, Ireland	Provision of financial services	Ireland	100%

Trinity Biotech Inc Girts Road, Jamestown, NY 14702, USA	Holding Company	U.S.A.	100%

Clark Laboratories Inc Trading as Trinity Biotech (USA) Girts Road, Jamestown NY14702, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Mardx Diagnostics Inc 5919 Farnsworth Court Carlsbad CA 92008, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2009

30.	GROUP UNDERTAKINGS (CONTINUED)

		Principal Country of
		incorporation and
Name and registered office	Principal activity	operation	Group % holding

Fitzgerald Industries International, Inc 2711 Centerville Road, Suite 400 Wilmington, New Castle Delaware, 19808, USA	Management services company	U.S.A.	100%

Biopool US Inc (trading as Trinity Biotech Distribution) Girts Road, Jamestown NY14702, USA	Sale of diagnostic test kits	U.S.A.	100%

Primus Corporation 4231 E 75th Terrace Kansas City, MO 64132, USA	Manufacture and sale of diagnostic test kits and instrumentation	U.S.A.	100%

Trinity Biotech (UK Sales) Limited 54 Queens Road Reading RG1 4A2, England	Sale of diagnostic test kits	UK	100%

Trinity Biotech GmbH Lehbrinksweg 59, 32657 Lemgo, Germany	Manufacture of diagnostic instrumentation and sale of diagnostic test kits	Germany	100%

Trinity Biotech France SARL 300A Rue Marcel Paul 21 Des Grands Godets 93 500 Champigny sur marne France	Sale of diagnostic test kits	France	100%
31.	AUTHORISATION FOR ISSUE

These Group consolidated financial statements were authorised for issue by the Board of Directors on April 15, 2010.

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

TRINITY BIOTECH PLC
By:	RONAN O’CAOIMH
Mr Ronan O’Caoimh
Director/ Chief Executive Officer Date: April 15, 2010

By:	KEVIN TANSLEY
Mr Kevin Tansley
Company secretary/ Chief Financial Officer Date: April 15, 2010

Item 19
Exhibits

Exhibit No.	Description of Exhibit

4	Employee Share Option Plan

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm (GT)

15.2	Consent of Independent Registered Public Accounting Firm (KPMG)