Form 20-F
period 2010-12-31
TRINITY BIOTECH PLC
filed 2011-04-14
CIK 888721

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
84,116,865 Class ‘A’ Ordinary Shares and 700,000 Class ‘B’ Shares
(as of December 31, 2010)
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
Yes ☐ No ☑
This Annual Report on Form 20-F is incorporated by reference into our Registration Statements on Form S-8 File No. 33-76384, 333-220, 333-5532, 333-7762, 333-124384 and 333-166590.

General
As used herein, references to “we”, “us”, “Trinity Biotech” or the “Group” in this form 20-F shall mean Trinity Biotech plc and its world-wide subsidiaries, collectively. References to the “Company” in this annual report shall mean Trinity Biotech plc.
Our financial statements are presented in US Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”). The IFRS applied are those effective for accounting periods beginning on or after 1 January 2010. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. All references in this annual report to “Dollars” and “$” are to US Dollars, and all references to “Euro” or “€” are to European Union Euro. Except as otherwise stated herein, all monetary amounts in this annual report have been presented in US Dollars. For presentation purposes all financial information, including comparative figures from prior periods, have been stated in round thousands.
Forward-Looking Statements
This Annual Report on Form 20-F contains forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements accompanied by meaningful cautionary statements. Except for historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, which may be identified by words such as “estimates”, “anticipates”, “projects”, “plans”, “seeks”, “may”, “will”, “expects”, “intends”, “believes”, “should” and similar expressions or the negative versions thereof and which also may be identified by their context. Such statements, whether expressed or implied, are based upon current expectations of the Company and speak only as of the date made. The Company assumes no obligation to publicly update or revise any forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. These statements are subject to various risks, uncertainties and other factors — please refer to the risk factors in Item 3 for a more comprehensive outline of these risks and the threats which they pose to the Company and its results.
Item 1 Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2 Offer Statistics and Expected Timetable
Not applicable.
Item 3 Selected Consolidated Financial Data
The following selected consolidated financial data of Trinity Biotech as at December 31, 2010 and 2009 and for each of the years ended December 31, 2010, 2009 and 2008 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto set forth in Item 18 of this annual report. The selected consolidated financial data as at December 31, 2008, 2007 and 2006 and for the years ended December 31, 2007 and December 31, 2006 are derived from the audited consolidated financial statements not appearing in this Annual Report. This data should be read in conjunction with the financial statements, related notes and other financial information included elsewhere herein.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

	Year ended December, 31
	2010	2009	2008	2007	2006
	Total	Total	Total	Total	Total
	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000

Revenues	89,635	125,907	140,139	143,617	118,674

Cost of sales	(45,690)	(68,891)	(77,645)	(75,643)	(62,090)
Cost of sales — restructuring expenses	—	—	—	(953)	—
Cost of sales — inventory write off / provision	—	—	—	(11,772)	(5,800)

Total cost of sales	(45,690)	(68,891)	(77,645)	(88,368)	(67,890)

Gross profit	43,945	57,016	62,494	55,249	50,784

Other operating income	1,616	437	1,173	413	275

Research and development expenses	(4,603)	(7,341)	(7,544)	(6,802)	(6,696)
Research and development — restructuring expenses	—	—	—	(6,907)	—

Total research and development expenses	(4,603)	(7,341)	(7,544)	(13,709)	(6,696)

Selling, general and administrative expenses	(26,929)	(36,013)	(47,816)	(51,010)	(42,422)
Selling, general and administrative — impairment charges and restructuring expenses	—	—	(87,882)	(20,315)	—

Total selling, general and administrative expenses	(26,929)	(36,013)	(135,698)	(71,325)	(42,422)

Net gain on divestment of business and restructuring expenses	46,474	—	—	—	—

Operating profit/(loss)	60,503	14,099	(79,575)	(29,372)	1,941

Financial income	1,352	8	65	457	1,164
Financial expenses	(495)	(1,192)	(2,160)	(3,148)	(2,653)

Net financing income/(costs)	857	(1,184)	(2,095)	(2,691)	(1,489)

Profit/(loss) before tax	61,360	12,915	(81,670)	(32,063)	452

Income tax (expense)/ credit	(942)	(1,091)	3,892	(3,309)	2,824

Profit/(loss) for the year (all attributable to owners of the parent)	60,418	11,824	(77,778)	(35,372)	3,276

Basic earnings/(loss) per ‘A’ ordinary share (US Dollars)	0.71	0.14	(0.96)	(0.47)	0.05
Basic earnings/(loss) per ‘B’ ordinary share (US Dollars)	1.43	0.28	(1.91)	(0.94)	0.10
Diluted earnings/(loss) per ‘A’ ordinary share (US Dollars)	0.70	0.14	(0.96)	(0.47)	0.05
Diluted earnings/(loss) per ‘B’ ordinary share (US Dollars)	1.39	0.28	(1.91)	(0.94)	0.10
Basic earnings/(loss) per ADS (US Dollars)	2.85	0.57	(3.82)	(1.86)	0.19
Diluted earnings/(loss) per ADS (US Dollars)	2.79	0.57	(3.82)	(1.86)	0.19
Weighted average number of shares used in computing basic EPS	84,734,378	83,737,884	81,394,075	76,036,579	70,693,753

Weighted average number of shares used in computing diluted EPS	86,661,535	83,772,094	81,394,075	76,036,579	72,125,740

	December	December	December	December	December
	31, 2010	31, 2009	31, 2008	31, 2007	31, 2006
Consolidated Balance Sheet Data	US$’000	US$’000	US$’000	US$’000	US$’000

Net current assets (current assets less current liabilities)	89,068	42,835	39,494	36,298	60,996
Non-current liabilities	(7,331)	(27,500)	(27,897)	(35,623)	(45,928)
Total assets	160,874	132,445	129,509	215,979	249,131
Capital stock	1,092	1,080	1,070	991	978
Shareholders’ equity	141,287	79,344	65,905	136,845	167,262
No dividends were declared in any of the periods from December 31, 2006 to December 31, 2009. The Board have proposed a final dividend of 10 cent per ADR in respect of 2010 and this proposal will be submitted to shareholders for their approval at the next Annual General Meeting of the Company. As provided in the Articles of Association of the Company, dividends or other distributions are declared and paid in US Dollars.
Risk Factors
You should carefully consider all of the information set forth in this Form 20-F, including the following risk factors, when investing in our securities. The risks described below are not the only ones that we face. Additional risks not currently known to us or that we presently deem immaterial may also impair our business operations. We could be materially adversely affected by any of these risks.
Our long-term success depends upon the successful development and commercialization of new products.
•
Our long-term viability and growth will depend upon the successful discovery, development and commercialization of other products from our research and development (“R&D”) activities. We are committed to significant expenditure on R&D. However, there is no certainty that this investment in research and development will yield technically feasible or commercially viable products. Development of new diagnostic tests is subject to very stringent regulatory control and very significant costs in research, development and marketing. Failure to introduce new products could significantly slow our growth and adversely affect our market share.

Technological advances in the industry could render our products obsolete.
•
We have invested in research and development but there can be no guarantees that our R&D programmes will not be rendered technologically obsolete or financially non-viable by the technological advances of our competitors, which would also adversely affect our existing product lines and inventory. The main competitors of Trinity Biotech (and their principal products with which Trinity Biotech competes) include Siemens (Immulite™, Enzygnost®), Inverness Medical Innovations, Inc. (Determine™, Wampole™, Athena™), Diasorin Inc. (Liasion™, ETIMAX™), Abbott Diagnostics (AxSYM™, IMx™), Bio-Rad (ELISA, WB, Bioplex™ & A1c), Roche Diagnostics (COBAS AMPLICOR™, Ampliscreen™, Accutrend™) and OraSure Technologies, Inc (OraQuick ®).

We may be unable to protect or obtain proprietary rights that we utilize or intend to utilize.
•
In developing and manufacturing our products, we employ a variety of proprietary and patented technologies. In addition, we have licensed, and expect to continue to license, various complementary technologies and methods from academic institutions and public and private companies. We cannot provide any assurance that the technologies that we own or license provide protection from competitive threats or from challenges to our intellectual property. In addition, we cannot provide any assurances that we will be successful in obtaining licenses or proprietary or patented technologies in the future.

Our business is heavily regulated and non-compliance with applicable regulations could reduce revenues and profitability.
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

Our business could be adversely affected by changing market conditions.
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

Future acquisitions may be less successful than expected, and therefore, growth may be limited.
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

Our revenues are highly dependent on a network of distributors worldwide.
•
Trinity Biotech currently distributes its product portfolio through distributors in approximately 75 countries worldwide. Our continuing economic success and financial security is dependent on our ability to secure effective channels of distribution on favourable trading terms with suitable distributors.

Our patent applications could be rejected or the existing patents could be challenged; our technologies could be subject to patent infringement claims; and trade secrets and confidential know-how could be obtained by competitors.
•
We can provide no assurance that the patents Trinity Biotech may apply for will be obtained or that existing patents will not be challenged. The patents owned by Trinity Biotech and its subsidiaries may be challenged by third parties through litigation and could adversely affect the value of our patents. We can provide no assurance that our patents will continue to be commercially valuable.

•
Trinity Biotech currently owns 6 US patents with remaining patent lives varying from less than one year to 16 years. In addition to these US patents, Trinity Biotech owns a total of 5 additional non-US patents with expiration dates varying between the years 2011 and 2023.

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
•
Trinity Biotech may be subject to claims for personal injuries or other damages resulting from its products or services. Trinity Biotech has global product liability insurance in place for its manufacturing subsidiaries up to a maximum of €6,500,000 (US$8,679,000) for any one accident, limited to a maximum of €6,500,000 (US$8,679,000) in any one year period of insurance. A deductible of US$25,000 is applicable to each insurance event that may arise. There can be no assurance that our product liability insurance is sufficient to protect us against liability that could have a material adverse effect on our business.

Significant interruptions in production at our principal manufacturing facilities and/or third-party manufacturing facilities would adversely affect our business and operating results.
•
Products manufactured at our facilities in Bray, Ireland, Jamestown, New York, Kansas City Missouri and Carlsbad, California comprised approximately 76% of revenues in 2010. Our global supply of these products and services is dependent on the uninterrupted and efficient operation of these facilities. In addition, we currently rely on a small number of third-party manufacturers to produce certain of our diagnostic products and product components. The operations of our facilities or these third-party manufacturing facilities could be adversely affected by fire, power failures, natural or other disasters, such as earthquakes, floods, or terrorist threats. Although we carry insurance to protect against certain business interruptions at our facilities, there can be no assurance that such coverage will be adequate or that such coverage will continue to remain available on acceptable terms, if at all. Any significant interruption in the Group’s or third-party manufacturing capabilities could materially and adversely affect our operating results.

We are highly dependent on our senior management team and other key employees, and the loss of one or more of these employees could adversely affect our operations.
•
Trinity Biotech’s success is dependent on certain key management personnel. Our key employees at December 31, 2010 were Ronan O’Caoimh, our CEO and Chairman, Rory Nealon, our COO, Jim Walsh, our Chief Scientific Officer and Kevin Tansley, our CFO/Company Secretary. If such key employees were to leave and we were unable to obtain adequate replacements, our operating results could be adversely affected.

We are dependent on suppliers for the primary raw materials required for its test kits.
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

We could be adversely affected by healthcare reform legislation.
•
Changes in government policy could have a significant impact on our business by increasing the cost of doing business, affecting our ability to sell our products and negatively impacting our profitability. The newly enacted Patient Protection and Affordable Care Act imposes a new 2.3% excise tax on medical device makers beginning in 2013, which could have a material negative impact on our results of operations and our cash flows. At present, given the infancy of the enacted reform, we are unable to predict what effect the legislation might ultimately have on reimbursement rates for our products. If reimbursement amounts for diagnostic testing services are decreased in the future, such decreases may reduce the amount that will be reimbursed to hospitals or physicians for such services and consequently could place constraints on the levels of overall pricing, which could have a material effect on our sales and/or results of operations. Other elements of this legislation could meaningfully change the way healthcare is developed and delivered, and may materially impact numerous aspects of our business.

Global economic conditions may have a material adverse impact on our results.
•
We currently generate significant operating cash flows, which combined with access to the credit markets provides us with discretionary funding capacity for research and development and other strategic activities. Current uncertainty in global economic conditions poses a risk to the overall economy that could impact demand for our products, as well as our ability to manage normal commercial relationships with our customers, suppliers and creditors, including financial institutions. If global economic conditions deteriorate significantly, our business could be negatively impacted, including such areas as reduced demand for our products from a slow-down in the general economy, supplier or customer disruptions resulting from tighter credit markets and/or temporary interruptions in our ability to conduct day-to-day transactions through our financial intermediaries involving the payment to or collection of funds from our customers, vendors and suppliers.

Our sales and operations are subject to the risks of fluctuations in currency exchange rates.
•
A substantial portion of our operations are in Ireland and Europe is one of our main sales territories. As a result, changes in the exchange rate between the U.S. dollar and the euro can have significant effects on our results of operations.

The conversion of our outstanding employee share options and warrants would dilute the ownership interest of existing shareholders.
•
The warrants issued in 2008 and 2010 and the total share options exercisable at December 2010, as described in Item 18, note 19 to the consolidated financial statements, are convertible into American Depository Shares (ADSs), 1 ADS representing 4 Class “A” Ordinary Shares. The exercise of the share options exercisable and of the warrants will likely occur only when the conversion price is below the trading price of our ADSs and will dilute the ownership interests of existing shareholders. For instance, should the options and warrant holders of the 5,226,413 ‘A’ Ordinary shares (1,306,603 ADSs) exercisable at December 31, 2010 be exercised, Trinity Biotech would have to issue 5,226,413 additional ‘A’ ordinary shares (1,306,603 ADSs). On the basis of 84,116,865 ‘A’ ordinary shares outstanding at December 31, 2010, this would effectively dilute the ownership interest of the existing shareholders by approximately 6%.

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

Item 4
Information on the Company
History and Development of the Company
Trinity Biotech (“the Group”) develops, acquires, manufactures and markets medical diagnostic products for the clinical laboratory and point-of-care (“POC”) segments of the diagnostic market. These products are used to detect autoimmune, infectious and sexually transmitted diseases, diabetes and disorders of the liver and intestine. The Group is also a significant provider of raw materials to the life sciences industry. The Group sells worldwide in over 75 countries through its own sales force and a network of international distributors and strategic partners.
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
The Group, which has its headquarters in, Bray Ireland, employs approximately 345 people worldwide and markets its portfolio of over 350 products to customers in 75 countries around the world. Trinity Biotech markets its products in the US through a direct sales force and in the rest of the world through a combination of direct selling and a network of national and international distributors. Trinity Biotech has manufacturing facilities in Bray, Ireland, in Jamestown, New York, Carlsbad, California and Kansas City, Missouri in the USA.
In May 2010, the Group sold its worldwide Coagulation business to Diagnostica Stago for US$90 million. Diagnostica Stago purchased the share capital of Trinity Biotech (UK Sales) Limited, Trinity Biotech GmbH and Trinity Biotech S.à r.l., along with Coagulation assets of Biopool US Inc. and Trinity Biotech Manufacturing Limited. Included in the sale are Trinity’s lists of coagulation customers and suppliers, all coagulation inventory, intellectual property and developed technology. In total, 321 Trinity employees transferred their employment to Diagnostica Stago following the sale.
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
Principal Markets
The primary market for Trinity Biotech’s tests remains the USA. During fiscal year 2010, the Group sold 60% (US$54.0 million) (2009: 54% or US$68.1 million) (2008: 50% or US$69.9 million) of product in the USA. Sales to non-US (principally European and Asian/ African) countries represented 40% (US$35.6 million) for fiscal year 2010 (2009: 46% or US$57.8 million) (2008: 50% or US$70.2 million).
For a more comprehensive segmental analysis please refer to Item 5, “Results of Operations” and Item 18, note 2 to the consolidated financial statements.

Principal Products
Trinity Biotech develops, acquires, manufactures and markets a wide range of clinical in-vitro diagnostic products. This product portfolio, firstly split by point of use, is then subdivided on the basis of application.
Product portfolio sub-division with associated established brand names:

Clinical Laboratory
Point-Of-Care	Infectious Disease	HbA1c + Hb Variant	Clinical Chemistry
UniGold™	Bartels®	Primus™	EZ™
Recombigen®	Captia™
MarDx®
MarBlot®
MicroTrak™
Trinity Biotech also sells raw materials to the life sciences industry and research institutes globally through the Company subsidiary, Fitzgerald Industries.
Trinity Biotech products are sold through our direct sales organisations in USA and through our network of principal distributor partners into approximately 75 countries in the rest of the world.
Point of Care (POC)
Point of Care refers to diagnostic tests which are carried out in the presence of the patient.
UniGold™ HIV
Trinity Biotech makes a very significant contribution to the global effort to meet the challenge of HIV. The Group’s principal product is UniGold™ HIV.
In Africa, UniGold™ HIV has been used for several years in voluntary counselling and testing centres (VCTs) in the sub-Saharan region where they provide a cornerstone to early detection and treatment intervention. The UniGold™ HIV brand is recognized for its quality and reliability. These same factors are the springboard in some countries for national testing algorithm changes in favour of wider usage of UniGold™ HIV.
In the USA, the Centres for Disease Control (CDC) recommend the use of rapid tests to control the spread of HIV/AIDS. As part of this, UniGold™ HIV is used in public health facilities, hospitals and other outreach facilities.
The Future of Point-Of-Care at Trinity Biotech
Point-Of-Care is strategically key to the growth of Trinity Biotech in the future. The company has already invested in establishing 3 new product development teams in the US and Ireland to provide a product pipeline for future growth. In phase one, the areas of development focus include rapid tests for:
•	Sexually transmitted diseases: Building on the existing success with HIV, the products will include rapid tests for Syphilis, Herpes simplex (HSV) 1 & 2 and HIV combination assay (1 & 2 + Antigen)
•	Enteric pathogens: Separate products for Clostridium toxin A&B, Giardia and Cryptosporidium
•	Respiratory pathogens: Flu A&B, Streptococcus pneumoniae,
Clinical Laboratory
Trinity Biotech supplies the clinical laboratory segment of the in-vitro diagnostic market with a range of diagnostic tests and instrumentation which detect:
•	Infectious diseases: bacterial and viral diseases and autoimmune disorders.
•	HbA1c and Hb Variant: Diabetes and Haemoglobin disorders.
•	Clinical Chemistry: Liver & kidney disease and haemolytic anaemia.

Infectious Diseases
Trinity Biotech manufactures products for niche/specialised applications in Infectious Disease and Autoimmune disorders. The products are used with patient samples and the results generated help physicians to guide diagnosis for a broad range of infectious diseases. The key niche/specialist disease areas served by the Trinity Biotech products include: (1) Lyme disease, (2) Sexually transmitted diseases: Syphilis, Chlamydia and Herpes simplex, (3) Respiratory infections: Legionella, Flu A&B, (4) Epstein Barr Virus, (5) other viral pathogens, e.g. Measles, Mumps, Rubella and Varicella, (6) Autoimmune disorders (e.g. lupus, celiac and rheumatoid arthritis).
The vast majority of the infectious diseases product line is FDA cleared for sale in the USA and CE marked in Europe. Products are sold in over 75 countries, with the focus on North America, Europe and Asia.
HbA1c and Hb Variants
The Primus Corporation, a Trinity Biotech company, focuses on products for the in-vitro diagnostic testing for haemoglobin A1c (HbA1c) used in the monitoring of diabetes. Primus manufactures a range of instrumentation using patented HPLC (high pressure liquid chromatography) technology.
•	HbA1c : These products are the most accurate and precise methods available for detection and monitoring the patient status and overall diabetic control.
•
Haemoglobin Variants: The Primus Ultra[2] instrument is the most accurate and precise method for detection of haemoglobin variants which is important for screening populations for genetic abnormalities that can lead to conditions such as Sickle Cell Anaemia and Thalassemia.

•
Neonatal Haemoglobin: The most recent addition, the GeneSys system, designed for assay and detection of Haemoglobin variants in neo-natal screening, addresses the largest segment of this niche area, i.e. the reference laboratories (responsible for state-wide screening of newborns).

The current Primus products are sold through the Trinity Biotech sales and marketing organization to clinical and reference laboratories directly in the USA and via distribution in other countries.
In preparation for the planned 2011 launch of a new high throughput HbA1c instrument, the Premier Hb 9210 (formerly known as Pdx), Trinity Biotech has entered into a distribution agreement with Menarini Diagnostics, for Europe. The US launch is expected later in 2011. This new instrument will also give access to markets not previously open to Trinity Biotech due to instrument price and test capability.
Clinical Chemistry
The Trinity Biotech speciality clinical chemistry business includes reagent products such as ACE, Bile Acids, Lactate, Oxalate and Glucose-6-Phosphate Dehydrogenase (G6PDH) that are clearly differentiated in the marketplace. These products are suitable for both manual and automated testing and have proven performance in the diagnosis of many disease states from liver and kidney disease to G6PDH deficiency which is an indicator of haemolytic anaemia.
Sales and Marketing
Trinity Biotech sells its product through its own direct sales-force in the United States. Our sales team in the United States is responsible for marketing and selling the Trinity Biotech range of clinical chemistry, point of care, infectious disease, Primus and clinical chemistry products.
Through its sales and marketing organisation in Ireland, Trinity Biotech sells:
•	Its Clinical Chemistry product range directly to hospitals and laboratories in Germany and France;
•	All products directly to hospitals and laboratories in the UK; and
•	All product lines through independent distributors and strategic partners in a further 75 countries.

Competition
The diagnostic industry is very competitive. There are many companies, both public and private, engaged in the sale of medical diagnostic products and diagnostics-related research and development, including a number of well-known pharmaceutical and chemical companies. Competition is based primarily on product reliability, customer service and price. Innovation in the market is rare but significant advantage can be made with the introduction of new disease markers or innovative techniques with patent protection. The Group’s competition includes several large companies such as, but not limited to, Roche, Abbott, Johnson & Johnson, Siemens (from the combined acquisitions of Bayer Diagnostics, Dade-Behring and DPC), Beckman Coulter, Inverness Medical Innovations, Inc., Bio-Rad and Thermo Fisher.
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
Each of the key licensing arrangements terminates on the expiry of the last of the particular licensed patents covered by the respective agreement, except in the case of one of the agreements which expires in 2015. Each licensor has the right to terminate the arrangement in the event of non-performance by Trinity Biotech. The key licensing arrangements requires the Group to pay a royalty to the license holder which is based on sales of the products which utilize the relevant technology being licensed. The royalty rates vary from 2% to 8.5% of sales. The total amount paid by Trinity Biotech under key licensing arrangements in 2010 was US$1,233,000 (2009: US$899,000).

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
The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors. As 60% of Trinity Biotech’s 2010 revenues were generated in the US and the US represents approximately 43% of the worldwide diagnostics market, an overview of FDA regulation has been included below.
FDA Regulation
Our products are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug, and Cosmetic Act. The FDA’s regulations govern, among other things, the following activities: product development, testing, labeling, storage, pre-market clearance or approval, advertising and promotion and sales and distribution.
Access to US Market. Each medical device that Trinity Biotech may wish to commercially distribute in the US will require either pre-market notification (more commonly known as 510(k)) clearance or pre-market application (“PMA”) approval prior to commercial distribution. Devices intended for use in blood bank environments fall under even more stringent review and require a Blood Licence Application (“BLA”). Some low risk devices are exempted from these requirements. The FDA has introduced fees for the review of 510(k) and PMA applications. The fee for a PMA or BLA in 2010 is in the region of US$200,000.
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

Organisational Structure
Trinity Biotech plc and its subsidiaries (“the Group”) is a manufacturer of diagnostic test kits and instrumentation for sale and distribution worldwide. Trinity Biotech’s executive offices are located at Bray, Co. Wicklow, Ireland while its research and development, manufacturing and marketing activities are principally conducted at Trinity Biotech Manufacturing Limited, based in Bray, Co. Wicklow, Ireland and at Trinity Biotech (USA), MarDx Diagnostics Inc, Primus Corporation and Biopool US Inc. based in Jamestown, New York State, Carlsbad, California, Kansas City, Missouri and Jamestown, New York State respectively. The Group’s distributor of raw materials for the life sciences industry, Fitzgerald Industries, is based in Acton, Massachusetts and Bray, Co. Wicklow, Ireland.
For a more comprehensive schedule of the subsidiary undertakings of the Group please refer to Item 18, note 31 to the consolidated financial statements.
Property, Plant and Equipment
Trinity Biotech has four manufacturing sites worldwide, three in the US (Jamestown, NY, Kansas City, MO and Carlsbad, CA) and one in Bray, Co. Wicklow, Ireland. The US and Irish facilities are each FDA and ISO registered facilities. As part of its ongoing commitment to quality, Trinity Biotech was granted the latest ISO 9001: 2000 and ISO 13485: 2003 certification. This certificate was granted by the Underwriters Laboratory, an internationally recognised notified body. It serves as external verification that Trinity Biotech has an established an effective quality system in accordance with an internationally recognised standard. By having an established quality system there is a presumption that Trinity Biotech will consistently manufacture products in a controlled manner. To achieve this certification Trinity Biotech performed an extensive review of the existing quality system and implemented any additional regulatory requirements.
Until the divestiture of our Coagulation business in May 2010, our facilities and offices in Ireland were located in four buildings at IDA Business Park, Bray, Co. Wicklow. Following the divestiture, the lease on one of these buildings was assigned to Diagnostica Stago and the lease on another of the buildings is currently in the process of being assigned to Diagnostica Stago. Upon completion of this assignment, the Company will have leases on the remaining two buildings at IDA Business Park, Bray, Co. Wicklow. The lease to be transferred to Diagnostica Stago in 2011 relates to the manufacturing and research and development facility consisting of approximately 45,000 square feet. This facility is ISO 9001 approved and was purchased in December 1997. The facility includes offices, research and development laboratories, production laboratories, cold storage and drying rooms and warehouse space. The annualised rent on this facility is €479,000(US$639,000). Diagnostica Stago has been reimbursing the Company for the payments made on this lease since the divestiture of the Coagulation business in May 2010.
Trinity Biotech has entered into a number of related party transactions with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of the Company, and directly with Mr O’Caoimh and Dr Walsh, to provide current and potential future needs for the Group’s manufacturing and research and development facilities, located at IDA Business Park, Bray, Co. Wicklow, Ireland. In July 2000, Trinity Biotech entered into a 20 year lease with JRJ for a 25,000 square foot warehouse adjacent to the existing facility at a current annual rent of €275,000 (US$367,000). As described above, this was the lease which was assigned to Diagnostica Stago during 2010.
In November 2002, Trinity Biotech entered into an agreement for a 25 year lease with JRJ, for 16,700 square feet of offices at an annual rent of €381,000 (US$509,000), payable from 2004. In December 2007, the Group entered into an agreement with Mr O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a rate of €17.94 per square foot (including fit out) giving a total annual rent of €787,000 (US$1,051,000). See Item 7 — Major Shareholders and Related Party Transactions.
Trinity Biotech USA operates from a 24,000 square foot FDA and ISO 9001 approved facility in Jamestown, New York. The facility was purchased by Trinity Biotech USA in 1994. Additional warehousing space is also leased in upstate New York at an annual rental charge of US$133,000.
MarDx operates from two facilities in Carlsbad, California. The first facility comprises 21,500 square feet and is the subject of a five year lease, renewed in 2009, at an annual rental cost of US$255,978. The second adjacent facility comprises 14,500 square feet and is the subject of a three year lease, amended in 2009, at an annual rental cost of US$172,356.

Trinity Biotech sold its facility located in Lemgo, Germany during 2010 as part of the Sale of its Coagulation business — see Item 18, note 3 for further information.
The Group also had leases on premises in the UK and France which were transferred to Diagnostica Stago in May 2010, following the sale of the Coagulation business. These consisted of two units in Berkshire, UK, at an annual rent of £91,000 (US$141,000) and a lease for a 5,750 square foot premises in Paris, France, at an annual rent of €46,000 (US$61,000).
Additional office space is leased by the Group in Ireland, Kansas City, Missouri and Acton, Massachusetts at an annual cost of €115,000(US$154,000), US$100,000 and US$86,000 respectively.
At present we have sufficient productive capacity to cover demand for our product range. We continue to review our level of capacity in the context of future revenue forecasts. In the event that these forecasts indicate capacity constraints, we will either obtain new facilities or expand our existing facilities.
We do not currently have any plans to expand or materially improve our facilities.
In relation to products produced at our facilities — these are as follows:
Bray, Ireland — Point of Care/HIV, Immunoflourescence and Clinical Chemistry products are manufactured at this site.
Jamestown, New York — this site specializes in the production of Microtitre Plate EIA products for infectious diseases and auto-immunity.
Carlsbad, California — this facility specializes in the development and manufacture of products utilizing Western Blot technology. Our Lyme suite of products is manufactured at this facility.
Kansas City, Missouri — this site is responsible for the manufacture of the Group’s A1c range of products.
We are fully in compliance with all environmental legislation applicable in each jurisdiction in which we operate.
Capital expenditures and divestitures
Please refer to Item 18, note 29 with regard to the acquisition of Phoenix Bio-tech Corp. in 2011 and to Item 18, note 3 concerning the divestiture of the Coagulation business during 2010.
Item 5
Operating and Financial Review and Prospects
Operating Results
Trinity Biotech’s consolidated financial statements include the attributable results of Trinity Biotech plc and all its subsidiary undertakings collectively. This discussion covers the years ended December 31, 2010, December 31, 2009 and December 31, 2008, and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

Trinity Biotech has availed of the exemption under SEC rules to prepare consolidated financial statements without a reconciliation to U.S. generally accepted accounting principles (“US GAAP”) as at and for the three year period ended December 31, 2010 as Trinity Biotech is a foreign private issuer and the financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”).
Overview
Trinity Biotech develops, manufactures and markets diagnostic test kits used for the clinical laboratory and point of care (“POC”) segments of the diagnostic market. These test kits are used to detect infectious diseases, sexually transmitted diseases, blood disorders and autoimmune disorders. The Group markets over 350 different diagnostic products in approximately 75 countries. In addition, the Group manufactures its own and distributes third party infectious disease diagnostic instrumentation. The Group, through its Fitzgerald operation, is also a significant provider of raw materials to the life sciences industry.
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
The comparability of our financial results for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 have been impacted by acquisitions made by the Group in two of the five years and by the divestiture of the Coagulation business in 2010. There were no acquisitions made in 2010, 2009 or 2008. In 2007, the Group acquired the immuno-technology assets of Cortex and certain components of the distribution business of Sterilab. In 2006, the Group acquired the coagulation business of bioMerieux (subsequently divested) and a direct selling entity in France.
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
Revenue Recognition
Revenue from the sale of goods is recognised in the statement of operations when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from products is generally recorded as of the date of shipment, consistent with our typical ex-works shipment terms. Where the shipment terms do not permit revenue to be recognised as of the date of shipment, revenue is recognised when the Group has satisfied all of its obligations to the customer in accordance with the shipping terms. Revenue, including any amounts invoiced for shipping and handling costs, represents the value of goods supplied to external customers, net of discounts and excluding sales taxes.

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
At December 31, 2010 the carrying value of capitalised development costs was US$10,073,000 (2009: US$12,785,000) (see Item 18, note 12 to the consolidated financial statements). The decrease in 2010 was as a result of development costs of US$5,887,000 being capitalised in 2010 which were more than offset by amortisation of US$297,000 and reductions associated with the divestment of the Coagulation business; which had a net book value of US$8,289,000.
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
The recoverable amount of goodwill and intangible assets contained in each of the Group’s CGU’s is determined based on the greater of the fair value less cost to sell and value in use calculations. The Group operates in one market sector (namely diagnostics) and accordingly the key assumptions are similar for all CGU’s. The value in use calculations use cash flow projections based on the 2011 budget and projections for a further four years using projected revenue and cost growth rates of between 3% and 5%. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate are used in the value in use calculations. The cashflows and terminal values for the CGU’s are discounted using pre-tax discount rates which range from 18% to 32%.

The value in use calculation is subject to significant estimation, uncertainty and accounting judgements and are particularly sensitive in the following areas. In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, the following impairment loss/write back would be recorded at December 31, 2010:
•	No impairment loss or reversal of impairment in the event of a 10% increase in the growth in revenues.
•	No impairment loss or reversal of impairment in the event of a 10% decrease in the growth in revenues.
Similarly if there was a 10% variation in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be the following impairment loss/write back would be recorded at December 31, 2010:
•	No impairment loss or reversal of impairment in the event of a 10% decrease in the discount rate
•	No impairment loss or reversal of impairment in the event of a 10% increase in the discount rate
Allowance for slow-moving and obsolete inventory
We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write off any inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2008, 2009 or 2010 which would have an impact on the carrying values of inventory during those periods, except as discussed below.
At December 31, 2010 our allowance for slow moving and obsolete inventory was US$6,400,000 which represents approximately 26.7% of gross inventory value. This compares with US$12,566,000, or approximately 24.3% of gross inventory value, at December 31, 2009 (see Item 18, note 15 to the consolidated financial statements) and US$16,461,000, or approximately 28.0% of gross inventory value, at December 31, 2008. There has been a small increase in the estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory between 2010 and 2009. In the case of finished inventory, the size of this provision has been calculated based on the expected future sales of products which are being rationalised. In the case of raw materials and work in progress, the size of the provision has been based on expected future production of these products. Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$480,000 at December 31, 2010 (2009: US$1,035,000) (2008: US$1,176,000) would result.
Allowance for impairment of receivables
We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected. Given the specific manner in which the allowance is calculated, there were no material changes in estimates made during 2010 or 2009 which would have an impact on the carrying values of receivables in these periods. At December 31, 2010, the allowance was US$1,443,000 which represents approximately 1.6% of Group revenues. This compares with US$855,000 at December 31, 2009 which represents approximately 0.7% of Group revenues (see Item 18, note 16 to the consolidated financial statements) and to US$619,000 at December 31, 2008, which represents approximately 0.4% of Group revenues. In the event that this estimate was to increase or decrease by 0.4% of Group revenues, which would represent a reasonably likely range of outcomes, then a change in the allowance of US$359,000 at December 31, 2010 (2009: US$504,000) (2008: US$561,000) would result.
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
The share options issued by the Group are not subject to market-based vesting conditions as defined in IFRS 2, Share-based Payment. Non-market vesting conditions are not taken into account when estimating the fair value of share options as at the grant date; such conditions are taken into account through adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognised equates to the number of equity instruments that actually vest. The expense in the statement of operations in relation to share options represents the product of the total number of options anticipated to vest and the fair value of those options; this amount is allocated to accounting periods on a straight-line basis over the vesting period. Given that the performance conditions underlying the Group’s share options are non-market in nature, the cumulative charge to the statement of operations is only reversed where the performance condition is not met or where an employee in receipt of share options relinquishes service prior to completion of the expected vesting period. Share based payments, to the extent they relate to direct labour involved in development activities, are capitalised.
The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. The Group does not operate any cash-settled share-based payment schemes or share-based payment transactions with cash alternatives as defined in IFRS 2.
Impact of Recently Issued Accounting Pronouncements
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”). The IFRS applied are those effective for accounting periods beginning on or after 1 January 2010. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. During 2010, the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) issued additional standards, interpretations and amendments to existing standards which are effective for periods starting after the date of these financial statements. A list of these additional standards, interpretations and amendments, and the potential impact on the financial statements of the Group, is outlined in Item 18, note 1(z).

Subsequent Events
Acquisition of Phoenix Bio-tech Corp.
On January 4, 2011, the Group purchased 100% of the common stock of Phoenix Bio-tech Corporation for US$2.5 million. Phoenix Bio-tech manufactures and sells products for the detection of syphilis. This acquisition has not been reflected in the financial statements for the year ended December 31, 2010 as it was completed subsequent to the financial year end. The fair values of the acquired assets and liabilities have not been established yet.
Phoenix Bio-tech was founded in 1992 and is based in Toronto, Canada. It sells its products under the TrepSure and TrepCheck labels. Phoenix’s annual revenues are approximately US$1.25 million. Prior to the acquisition, Trinity Biotech distributed Phoenix Bio-tech’s syphilis products on a non-exclusive basis in the USA.
The key terms of the acquisition are as follows:
•	Consideration of US$2,500,000. US$1,000,000 was payable on closing and the remaining US$1,500,000 is payable in four instalments in the period April 2011 to January 2012.
•	The consideration of US$2,500,000 includes acquired net working capital of approximately US$500,000.
As the initial accounting and fair value assessment for the business combination is incomplete at the time that these financial statements were authorised for issue the following disclosures cannot be made but will be reported if relevant in the Form 20-F for the period ended December 31, 2011:
•	A qualitative description of the factors that make up the goodwill to be recognised,
•	Details of the indemnification assets,
•	Details of acquired receivables,
•	The amounts recognised as of the acquisition date for each major class of asset acquired and liability assumed,
•	Details of contingent liabilities recognised; and
•	The total amount of goodwill that is expected to be deductible for tax purposes.
Dividend
In 2011 the Company announced that it intended to commence a dividend policy, to be paid once a year. In this regard, the Board of Directors has proposed a final dividend of 10 cent per ADR in respect of 2010 and this proposal will be submitted to shareholders for their approval at the next Annual General Meeting of the Company. As provided in the Articles of Association of the Company, dividends or other distributions are declared and paid in US Dollars.

Results of Operations
Year ended December 31, 2010 compared to the year ended December 31, 2009
The following compares our results in the year ended December 31, 2010 to those of the year ended December 31, 2009 under IFRS. Our analysis is divided as follows:
1.	Overview
2.	Revenues
3.	Operating Profit

4.	Profit for the year
1. Overview
In 2010, Trinity Biotech divested its coagulation business and this was the main reason for the US$36.3 million decline in revenues compared to 2009. Excluding coagulation revenues, the decrease was US$4.8 million, representing a reduction of 6% compared to 2009. In 2010, point-of-care revenues declined by 11%, largely due to the company’s decision not to ship to a major HIV customer beginning in the second half of 2009 and continuing into 2010 due to credit related issues. Lower levels of public expenditure on testing in the US market also caused the reduction in point-of-care revenues. Clinical laboratory revenues (excluding coagulation) declined by just under 5%.
The gross margin is 49% for 2010, which is 3.7% higher than the gross margin for 2009. The increase in gross margin this year is primarily attributable to the divestiture of the coagulation business. Due to the costly instrument servicing requirements in the coagulation business, it was the Group’s least profitable product line.
The divestiture of the coagulation business resulted in a once-off gain of US$46.8 million.
The table hereunder compares the profit before tax for year ended December, 2010 to the previous financial year.

	Year ended December 31,
	2010	2009
	US$’000	US$’000	%Change

Profit before Tax	61,360	12,915

Profit before Tax (2010 figure shown before net gain on divestment of business and restructuring expenses)	14,886	12,915	15.3%
The profit before tax is US$61.4 million for the year ended December 31, 2010 which compares to a profit before tax of US$12.9 million for the year ended December 31, 2009. Excluding the gain on the divestiture of the coagulation business and the impact of restructuring expenses in 2010, the profit before tax would have been US$14.9 million in 2010. On a like-for-like basis, there was therefore an increase in profit before tax of 15.3% in 2010. The US$2.0 million increase in profit before tax was primarily due to the elimination of bank debt, causing the net interest expense of US$1.2m in 2009 to become net interest income of US$0.9m in 2010.
The profit for the year ended December 31, 2010 was US$60.4 million which compares to a profit for the year ended December 31, 2009 of US$11.8 million. Excluding the gain on the divestiture of the coagulation business and the impact of restructuring expenses in 2010, the profit for 2010 would have been US$13.6 million.
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
The Group also derives a portion of its revenues from leasing infectious diseases diagnostic instruments to customers. In cases where the risks and rewards of ownership of the instrument passes to the customer, the fair value of the instrument is recognised at the time of sale matched by the related cost of sale. In the case of operating leases of instruments which typically involve commitments by the customer to pay a fee per test run on the instruments, revenue is recognised on the basis of customer usage of the instruments. In certain markets, the Group also earns revenue from servicing infectious diseases located at customer premises.
Revenues by Product Line
Trinity Biotech’s revenues for the year ended December 31, 2010 were US$89,635,000 compared to revenues of US$125,907,000 for the year ended December 31, 2009, which represents a decrease of US$36,272,000 or 29%. The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2010	2009
	US$’000	US$’000	% Change

Revenues
Clinical Laboratory	73,553	107,778	(31.8%)

Point of Care	16,082	18,129	(11.3%)

Total	89,635	125,907	(28.8%)

Clinical Laboratory
In 2010 Clinical Laboratory revenues decreased by US$34,225,000 which equates to a 32% decline. The decrease was largely due to the divestiture of the coagulation product line in May 2010. Excluding coagulation, clinical laboratory revenues decreased by US$2.8 million when compared to 2009. This represents a decrease of 4.5%.
The decrease was caused by four main factors:
•	a slower lyme season due to weather conditions in the USA;
•	lower sales of antibodies and antigens by our Fitzgerald business due to the fact that 2009 sales of antibodies and antigens benefitted from the incidence of H1N1;
•	the move from selling direct in France and Germany to a distribution selling model; and
•	changes in exchange rates, principally the strengthening of the US Dollar against the Euro.
These decreases were partially offset by a growth in sales of our clinical chemistry product line.

Point of Care
Our principal Point of Care product is Unigold™, which tests for the presence of HIV antibodies. Our two main markets for Point of Care tests are USA and Africa. Point of Care revenues decreased by US$2,047,000, which represents a decline of 11%.
Point of Care revenues in the USA decreased by 10% mainly due to lower levels of public expenditure on testing in the US market. In Africa, revenues decreased by 7% largely due to the company’s decision not to ship to a major HIV customer due to credit related issues beginning in the second half of 2009 and continuing into 2010.
Revenues by Geographical Region
The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2010	2009
	US$‘000	US$‘000	% Change

Revenues
Americas	53,993	68,130	(21%)
Europe	15,890	32,389	(51%)
Asia/Africa	19,752	25,388	(22%)

Total	89,635	125,907	(29%)

In the Americas, the 21% decrease amounting to US$14,137,000 is primarily attributable to a reduction in coagulation revenue due to the divestiture of this business in May 2010. The other main factor was a slower lyme season due to weather conditions in the USA.
Revenues in Europe decreased by US$16,499,000, or 51% compared to 2009. The decrease was mainly due to the divestiture of the coagulation product line and the move to a distributor selling model for non-coagulation products in Germany and France in the post-divestiture period. Part of the decrease was due to the weakening of the Euro against the US Dollar.
Asia/Africa revenues experienced a decline of 22%, or US$5,636,000 compared to 2009. There were two main reasons for the decrease in Asia/Africa revenues. Firstly, coagulation sales ceased in April 2010 as a result of the divestiture of the coagulation product line. Secondly, there were lower sales of Trinity’s Unigold™ rapid HIV tests following Trinity’s decision not to ship to a major customer in Africa due to the credit related issues.
For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.

3. Operating Profit
The following table sets forth the Group’s operating profit

	Year ended December 31,
	2010	2009
	US$’000	US$’000	%Change

Revenues	89,635	125,907	(29%)
Cost of sales	(45,690)	(68,891)	(34%)

Gross profit	43,945	57,016	(23%)
Other operating income	1,616	437	270%
Research & development	(4,603)	(7,341)	(37%)
SG&A expenses	(26,929)	(36,013)	(25%)
Net gain on divestment of business and restructuring expenses	46,474	—	—

Operating profit	60,503	14,099	329%

Cost of sales
Total cost of sales decreased by US$23,201,000 from US$68,891,000 for the year ended December 31, 2009 to US$45,690,000, for the year ended December 31, 2010, a decrease of 34%. The main reasons for the decrease in cost of sales in 2010 were the lower revenues following the divestiture of the coagulation business and the transfer of approximately 190 coagulation production employees to Diagnostica Stago in May 2010.
Gross margin
The gross margin of 49.0% in 2010 compares to a gross margin of 45.3% in 2009. The increase in gross margin in 2010 is attributable to the divestiture of the coagulation business, which was the product line with the lowest gross margin.
Other operating income
Other operating income comprises income from the provision of services to Diagnostica Stago under a Transition Services Agreement (TSA) and rental income from sublet properties. TSA income commenced in May 2010 and it accounts for the increase of US$1,179,000 compared to the year ended December 31, 2009. A variety of services were provided to Stago including accounting, information technology and logistics support and warehousing services.
Research and development expenses
Research and development (“R&D”) expenditure reduced from US$7,341,000 in 2009 to US$4,603,000 in 2010. The decrease was caused by the transfer of approximately 46 coagulation specialists to Diagnostica Stago in May 2010. For details of the Company’s various R&D projects see “Research and Products under Development” in Item 5 below.
Selling, General & Administrative expenses (SG&A)
Total SG&A expenses decreased by US$9,084,000 from US$36,013,000 for the year ended December 31, 2009 to US$26,929,000 for the year ended December 31, 2010. The decrease is primarily due to the transfer of approximately 85 coagulation employees and the transfer of our UK, German and French premises to Diagnostica Stago.
Net gain on divestment of business and restructuring expenses
This comprises the gain on the sale of the worldwide coagulation business of US$46.8 million and a charge for restructuring expenses of US$0.3 million. There were no equivalent gains or expenses in 2009. The gain comprised consideration of US$89.9 million less US$43.1 million for coagulation net assets and other attributable costs such as professional fees. For further information on the divestiture, refer to Item 18, note 3.
The restructuring expenses related to a re-organisation of the Group’s HIV manufacturing activities and comprised termination payments of US$0.3 million for employees located in Ireland.

The following table outlines the breakdown of SG&A expenses in 2010 compared to 2009.

	Year ended December 31,
	2010	2009	(Decrease)
	US$’000	US$’000	US$’000	% Change
SG&A (excl. share-based payments and amortisation)	24,260	33,567	(9,307)	(28%)
Share-based payments	1,080	487	593	122%
Amortisation	1,589	1,959	(370)	(19%)

Total	26,929	36,013	(9,084)	(25%)

Selling General & Administrative Expenditure (excluding share-based payments and amortisation)
SG&A expenses excluding share-based payments and amortisation decreased from US$33,567,000 for the year ended December 31, 2009 to US$24,260,000 for the year ended December 31, 2009, which represents a decrease of 28%.
The decrease this year of US$9,307,000 is mainly due to the transfer of approximately 48% of the Group’s selling, general and administrative employees to Diagnostica Stago in May, 2010. Stago purchased Trinity’s UK, German and French operations employing 43 selling, general and administrative employees. A further 42 selling, general and administrative employees in Ireland and USA were transferred to Stago.
SG&A costs also reduced in 2010 due to the full year effect of the cost reduction measures implemented during 2009 (for a summary of these measures please refer to last year’s analysis of the results of operations), including the rationalisation of the Group’s US finance function and overhead savings in communications, utilities and professional fees. The Group continued its cost reduction program in 2010 with the notable initiatives being the introduction of remote working arrangements for all US sales staff which allowed the closure of a sales office in New Jersey and the rationalisation of the customer service function in the US.
Share-based payments
The expense represents the fair value of share options granted to directors and employees which is charged to the statement of operations over the vesting period of the underlying options. The Group has used a trinomial valuation model for the purposes of valuing these share options with the key inputs to the model being the expected volatility over the life of the options, the expected life of the option, the option price and the risk free rate.
The Group recorded a total share-based payments charge of US$1,109,000 (2009 : US$521,000). The increase of US$588,000 in the total share-based payments expense is due to the granting of new share options to employees and directors during 2009 and 2010. The total charge is shown in the following expense headings in the statement of operations: US$29,000 (2009:US$19,000) was charged against cost of sales, US$31,000 (2009: US$15,000) was charged against research and development expenses and US$1,049,000 (2009 : US$487,000) was charged against selling, general and administrative expenses.
For further details refer to Item 18, note 19 to the consolidated financial statements.
Amortisation
Amortisation reduced from US$1,959,000 for the year ended December 31, 2009 to US$1,589,000 for the year ended December 31, 2010. The decrease of US$370,000 is mainly due to the divestiture of all coagulation intangible assets, including the Destiny range of instruments, to Diagnostica Stago as part of the divestiture of the coagulation business.

4. Profit for the year
The following table sets forth selected statement of operations data for each of the periods indicated.

	Year ended December 31,
	2010	2009
	US$’000	US$’000	%Change
Operating profit	60,503	14,099	329%
Net financing income/(costs)	857	(1,184)	172%

Profit before tax	61,360	12,915	375%
Income tax expense	(942)	(1,091)	(14%)

Profit of the year	60,418	11,824	411%

Net Financing income/(costs)
Net financing income is US$857,000 for year end December 31, 2010 compared to a net financing cost of US$1,184,000 in 2009. Financial expenses decreased from US$1,192,000 for year end December 31, 2009 to US$495,000 in 2010. The decrease is due to the repayment of all bank loans from the proceeds of sale of the coagulation business. Financial income increased from US$8,000 for year end December 31, 2009 to US$1,352,000 in 2010 due to higher balances on deposit and due to the interest income earned on the deferred consideration. The deposit balances totalled US$55.6 million at December 31, 2010 compared to US$1.4 million at December 31, 2009.
Taxation
The Group recorded a tax charge of US$942,000 for the year ended December 31, 2010 compared to US$1,091,000 for the year ended December 31, 2009. The decrease is due to a lower deferred tax charge in respect of temporary differences as a result of the sale of the Group’s coagulation property, plant, equipment and intangible assets. This decrease was partially offset by an increase in current year taxable profits in the Group’s Irish operations. The 2010 tax charge comprises US$847,000 of current tax and US$95,000 of deferred tax. For further details on the Group’s tax charge please refer to Item 18, note 9 and note 13 to the consolidated financial statements.
Profit for the year
The profit for the year amounted to US$60,418,000 which represents an increase of US$48,594,000 when compared to US$11,824,000 in 2009. Excluding the after tax impact of the gain on the sale of the coagulation business of US$47,129,000 and the restructuring expenses of US$301,000, the 2010 profit for the year would be US$13,590,000. The increase in profits in 2010 of US$1,766,000 compared to 2009, excluding once-off gains and expenses, represents an increase of 14.9%.

Results of Operations
Year ended December 31, 2009 compared to the year ended December 31, 2008
The following compares our results in the year ended December 31, 2009 to those of the year ended December 31, 2008 under IFRS. Our analysis is divided as follows:
5.	Overview
6.	Revenues
7.	Operating Profit/(loss)
8.	Profit/(loss) for the year
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
The table hereunder compares the operating profit/(loss) and profit after tax for year ended December, 2009 to the previous financial year.

	Year ended December 31,
	2009	2008
	US$’000	US$’000	%Change

Operating Profit/(loss)	14,099	(79,575)

Operating Profit (2008 figure shown before impairment and restructuring charges)	14,099	8,307	70%

Profit/(loss) after Tax	11,824	(77,778)

Profit after Tax (2008 figure shown before impairment and restructuring charges)	11,824	5,353	121%
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
Revenues by Geographical Region
The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2009	2008
	US$‘000	US$‘000	% Change
Revenues
Americas	68,130	69,915	(3%)
Europe	32,389	43,481	(26%)
Asia/Africa	25,388	26,743	(5%)

Total	125,907	140,139	(10%)

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

3. Operating Profit/(loss)
The following table sets forth the Group’s operating profit/(loss)

	Year ended December 31,
	2009	2008
	US$’000	US$’000	%Change

Revenues	125,907	140,139	(10%)
Cost of sales	(68,891)	(77,645)	(11%)
Gross profit	57,016	62,494	(9%)
Other operating income	437	1,173	(63%)
Research & development	(7,341)	(7,544)	(3%)
SG&A expenses	(36,013)	(47,816)	(25%)
SG&A expenses — impairment charges and restructuring expenses	—	(87,882)	(100%)

Operating profit/(loss)	14,099	(79,575)

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

Selling General & Administrative Expenditure (excluding share-based payments and amortisation)
SG&A expenses excluding share-based payments and amortisation decreased from US$43,314,000 for the year ended December 31, 2008 to US$33,567,000 for the year ended December 31, 2009, which represents a decrease of 23%.
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
4. Profit/(loss) for the year
The following table sets forth selected statement of operations data for each of the periods indicated.

	Year ended December 31,
	2009	2008
	US$’000	US$’000	%Change
Operating profit/(loss)	14,099	(79,575)	118%
Net financing costs	(1,184)	(2,095)	(43%)

Profit/(Loss) before tax	12,915	(81,670)	116%
Income tax (expense)/credit	(1,091)	3,892	128%

Profit/(Loss) of the year	11,824	(77,778)	115%

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
Taxation
The Group recorded a tax charge of US$1,091,000 for the year ended December 31, 2009 compared to a net tax credit of US$3,892,000 for the year ended December 31, 2008. The 2009 tax charge comprises US$1,000 of current tax and US$1,090,000 of deferred tax. In 2008, the net tax credit was primarily attributable to the impairment of goodwill and other intangible assets, property, plant and equipment. For further details on the impairment please refer to Item 18, note 28 and for further details on the Group’s tax charge please refer to Item 18, note 9 and note 13 to the consolidated financial statements.
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

Liquidity and Capital Resources
Financing
During 2010 the Group repaid in full the outstanding portion of its US$48,340,000 club banking facility with Allied Irish Bank plc and Bank of Scotland (Ireland) Limited (“the banks”) using the proceeds from the divestiture of the coagulation business. The facility consisted of a US Dollar floating interest rate term loan of US$41,340,000 and a one year revolver of US$7,000,000. This facility had been secured on the assets of the Group (see Item 18, note 25(c)).
The balance on this facility at December 31, 2010 was therefore US$NIL (December 31, 2009:US$29,327,000, net of unamortised funding costs of US$180,000).
During 2008, the Group issued 7,260,816 ‘A’ Ordinary shares as part of a private placement. These shares were issued for a consideration of US$7,115,600, settled in cash. The Group incurred costs of US$438,000 in connection with the issue of these shares.
Working capital
In the Group’s opinion the Group will have access to sufficient funds to support its existing operations for at least the next 12 months by utilising existing cash resources and cash generated from operations.
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
The Group has some finance lease obligations outstanding at December 31, 2010 and the expected maturity dates of these are set out in more detail in Item 11.
Cash management
As at December 31, 2010, Trinity Biotech’s consolidated cash and cash equivalents were US$58,002,000. This compares to cash and cash equivalents of US$6,078,000 at December 31, 2009.
Cash generated from operations for the year ended December 31, 2010 amounted to US$22,973,000 (2009: US$15,533,000), an increase of US$7,440,000. The increase in cash generated from operations of US$7,440,000 is attributable to an increase in operating cash flows before changes in working capital of US$1,433,000 and favourable working capital movements of US$6,007,000. The increase in operating cash flows before changes in working capital of US$1,433,000 is primarily due to higher net profits arising in 2010 from improved gross margin following the divestiture of the coagulation business. The favourable working capital movements are primarily due to the effect of the substantial cash inflow from trade and other payables of US$11,983,000 being partially offset by the increase in cash outflows for trade and other receivables of US$778,000 and inventory of US$5,198,000. The cash generated from operations was attributable to a profit before interest, taxation and gain on divestiture of business of US$13,728,000 (2009: US$14,099,000), as adjusted for non cash items of US$7,403,000 (2009: US$5,599,000) plus cash inflows due to changes in working capital of US$1,842,000 (2009: cash outflows of US$4,165,000).
The increase in other non cash charges from US$5,599,000 for the year ended December 31, 2009 to US$7,403,000 for the year ended December 31, 2010 is mainly attributable to the movement in items including inventory provisions and the share option expense.
The net cash inflows in 2010 due to changes in working capital of US$1,842,000 are due to the following:
•	A decrease in accounts receivable of US$3,094,000 due to a decrease in debtors days in the year as a result of better collections;
•	An increase in inventory of US$2,826,000 due to the strategic build up of certain stock items during the course of the year; and
•	An increase in trade and other payables of US$1,574,000 due mainly to the timing of payments to suppliers.

Net interest received amounted to US$339,000 (2009: net interest paid of US$871,000). This consisted of interest received of US$842,000 (2009: US$12,000) on the Group’s cash deposits and interest payments of US$503,000 (2009: US$883,000) on the Group’s interest bearing debt; including bank loans and finance leases. The movement from a net interest payment amount in 2009 to a net interest received amount in 2010 was brought about by the elimination of bank debt in 2010 and the placing of funds on deposit following the sale of the coagulation business.
Net cash inflows from investing activities for the year ended December 31, 2010 amounted to US$56,885,000 (2009: net cash outflows of US$10,335,000) which were principally made up as follows:
•	Proceeds from the divestiture of the coagulation business, net of associated costs, of US$65,886,000
•
Payments to acquire intangible assets of US$6,233,000 (2009: US$8,103,000), which principally related to development expenditure capitalised as part of the Group’s on-going product development activities;

•	Acquisition of property, plant and equipment of US$2,784,000 (2009: US$2,481,000) incurred as part of the Group’s investment programme for its manufacturing and distribution activities;
•	Proceeds from the disposal of property, plant and equipment of US$16,000 (2009: US$249,000).
Net cash outflows from financing activities for the year ended December 31, 2010 amounted to US$27,984,000 (2009: US$3,512,000). The main driver of the cash outflow in 2010 was the repayment of long-term debt of US$29,775,000 (2009: US$5,400,000). This payment in 2010 has resulted in all bank debt being eliminated from the Group balance sheet as at December 31, 2010. Other cash outflows included expenses paid in connection with share issues and debt financing of US$74,000 (2009: US$68,000) and payments in respect of finance lease liabilities of US$638,000 (2009: US$546,000). These outflows were partially offset by the receipt of US$1,023,000 from the issue of ordinary shares in 2010 (2009: US$897,000). Ordinary shares issued in 2010 and 2009 are as a result of share options and warrants exercised during the course of the year. The Group also received US$1,480,000 from the proceeds of new finance leases (2009: US$1,298,000). The Group did not receive any proceeds from long-term debt in 2010 (2009: US$307,000).
The majority of the Group’s transactions are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Trinity Biotech continuously monitors its exposure to foreign currency movements and based on expectations on future exchange rate exposure implements a hedging policy which may include covering a portion of this exposure through the use of forward contracts. When used, these forward contracts are cashflow hedging instruments whose objective is to cover a portion of these Euro forecasted transactions.
As at December 31, 2010, total interest-bearing debt, consisting entirely of leases, was US$273,000 (2009: US$31,856,000 — consisting of bank loans and leases) and cash and cash equivalents were US$58,002,000 (2009: US$6,078,000). For a more comprehensive discussion of the Group’s level of borrowings at the end of 2010, the maturity profile of the borrowings, the Group’s use of financial instruments, its currency and interest rate structure and its funding and treasury policies please refer to Item 11 “Qualitative and Quantitative Disclosures about Market Risk”.
Contractual obligations
The following table summarises our minimum contractual obligations and commercial commitments, including interest, as of December 31, 2010:

	Payments due by Period
		less than 1			more than
	Total	year	1-3 Years	3-5 Years	5 years
Contractual Obligations	US$’000	US$’000	US$’000	US$’000	US$’000

Capital (finance) lease obligations	285	172	113	—	—
Operating lease obligations	36,556	2,411	4,527	4,320	25,298

Total	36,841	2,583	4,640	4,320	25,298

In the past, Trinity Biotech incurred debt and raised equity to pursue its policy of growth through acquisition. However, since the divestiture of the coagulation business in 2010, the Group has now eliminated bank debt and has considerable cash resources. The Group intends to grow organically for the foreseeable future and Trinity Biotech believes that it will have sufficient funds to meet its capital commitments and continue existing operations in to the future, in excess of 12 months. If the Group was to make a large and unanticipated cash outlay, the Group would have further funding requirements. If this were the case, there can be no assurance that financing will be available at attractive terms, or at all. The Group believes that success in raising additional capital or obtaining profitability will be dependent on the viability of its products and their success in the market place.

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
In 2005 a software development company based in France was contracted to develop and enhance the software in the Destiny Max instrument. Under the terms of the contract, all software developed by the software development company is the property of Trinity Biotech. Fees were agreed for each separate software development task and payment was made once a specific project milestone had been achieved. A total of €271,000 (US$362,000) was paid to this software development company in 2010. Additionally, a number of individuals acted as third party consultants working principally on the Destiny Max, Premier Hb9210 and Tristat instruments. The total amount paid to R&D consultants in 2010 was US$960,000.
Research and Products under Development
History
Historically, Trinity Biotech had been primarily focused on infectious diseases diagnostics. The Group acquired a broad portfolio of microtitre plate (“EIA”) and Western Blot products and has added to these over the last number of years through additional internally developed products. More recently, the Group has entered into several other diagnostic areas including point-of-care (POC) and clinical chemistry. The Research and Development (“R&D”) activities of the Group have mirrored this expansion by developing new products in these areas also. There were no significant development projects in their research phase during 2010.
Centres of Excellence
Trinity Biotech has research and development groups focusing separately on Western Blot products, Clinical Chemistry products and Point-of-Care products. These groups are located in Ireland and the US and largely mirror the production capability at each production site, hence creating a centre of excellence for each product type. In addition to in-house activities, Trinity Biotech sub-contracts some research and development from time to time to independent researchers based in the US and Europe.

Principal Development Projects
The following table sets forth for each of the main development projects, the costs incurred during each period presented and the cumulative costs incurred as at 31 December 2010:

			Total project
			costs to
			December 31,
	2010	2009	2010
Product Name	US$’000	US$’000	US$’000
Premier Hb 9210 Instrument for Haemoglobin A1c testing	2,569	1,023	4,381
Destiny Max coagulation instrument*	956	3,234	14,686
Bordetella Pertussis Western Blot test	337	156	493
Tristat point of care instrument	318	1,072	4,094
HIV Ag-Ab rapid test	247	—	247
Syphilis Rapid point-of-care test	185	—	185
Unigold Recombigen HIV Rapid enhancement	142	456	2,157

*	Note that this and other coagulation projects ceased in May 2010 following the divestiture of the Coagulation Business — see Item 18, note 3.
The costs in the foregoing table mainly comprise the cost of internal resources, such as the payroll costs for the development teams and attributable overheads. The remainder mainly comprises materials, consumables and third party consultants’ costs.
The following table sets forth the estimated cost to complete each of the main development projects which were underway in 2010. The total estimated completion costs are anticipated to be incurred evenly up to the completion date of the relevant project.

	Total costs to	Estimated date
	complete	for completion
Product Name	US$’000	US$’000
Various point-of-care rapid tests	1,400	2012
Premier Hb 9210 Instrument for Haemoglobin A1c testing	1,172	2011
HIV Ag-Ab rapid test	1,000	2013
Syphilis Rapid point-of-care test	750	2012
Unigold Recombigen HIV Rapid enhancement	500	2011
IgM CAPITA	400	2012
Tristat point of care instrument	330	2011
There are inherent risks and uncertainties associated with completing development projects on schedule. In our experience the main risks to the achievement of a project’s planned completion date occur primarily during the product’s verification and validation phase. During this phase the product must attain successful results from in-house product testing and from third party clinical trials. Obtaining regulatory approval on a timely basis is another variable in achieving a project’s planned completion date.
We acknowledge that some aspects of a new product development are to an extent outside of the control of the Group. Notwithstanding the uncertainty surrounding these external factors, we believe the planned completion dates of these projects are realistic and achievable. If major development projects were severely delayed, in our opinion it would not impact significantly on Trinity Biotech’s financial position or on the capitalization criteria. As the manufacturing lead time for these new products is relatively short, it is anticipated that material cash inflows will commence shortly after each of the project’s planned completion date.

The following is a description of the principal projects which are currently being undertaken by the R&D groups within Trinity Biotech:
Point-of-Care (“POC”) Development Group
During 2010, the company commissioned and staffed a new POC product development unit at its Carlsbad, CA facility. This facility has been equipped with state of the art POC assay development equipment and the Group has commenced development of a portfolio of Point-of-Care/ lateral flow infectious disease tests. Initial tests include an enteric panel of assays for the detection of Giardia and Cryptosporidium antigens in human stool samples. We have also commenced development of a test for the detection of treponemal and nontreponemal Syphilis antibodies in human whole blood. It is envisaged some tests will reach clinical trial stage and be submitted to the FDA for 510k approval later in 2011.
In response to the increased incidence of the new strain of HIV called HIV-2, we are developing a new assay for the simultaneous detection of p24 HIV Antigen (Ag) and Antibodies (Ab) to HIV-1 and HIV-2 in human serum, plasma or whole blood. The test is intended as an aid to detect p24 HIV antigen and antibodies to HIV-1/HIV-2 from infected individuals.
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
Pertussis Western Blot
During 2010, a project was undertaken to further develop the Bordetella pertussis Western Blot product by adding an additional stripe for Adenylate Cyclase per assay kit. This work finished in 2010 when the newly developed product was transferred into production and launched onto the European market.
Clinical Chemistry Development Group
Premier Hb 9210 Instrument for Haemoglobin A1c Testing
This project entails the development of a new High Performance Liquid Chromotography (HPLC) instrument for testing haemoglobin A1c. This is a measure of a patient’s average blood sugar control over the last two to three months. The new instrument will allow access to markets not previously open to Trinity Biotech due to instrument price and test capability (A1c and variant). Development was initiated in late 2007, continued through 2010 and is expected to launch initially in the non-US market in the first half of 2011.
HbA1c testing is one of the fastest growing markets in the diagnostics industry. Diabetes is the fourth leading cause of death by disease in the world and the number of diabetic patients is expected to reach 370 million in 2030. In the U.S. alone some 20.8 million Americans (7 percent of the population) have the disease with a full 54 million Americans considered to be pre-diabetic. The total laboratory HbA1c market worldwide is expected to reach $272 million by 2012.
The Premier Hb9210 analyser is a best in class instrument with the following key advantages:
•	Patented boronate affinity technology, therefore eliminating interference from haemoglobin variants,
•	Results available in 1 minute enabling fastest patient result turnaround times,
•	State of the art software using touch screen technology to facilitate ease of use with operators,
•	Modular instrument which will significantly reduce the cost of on-site maintenance.

Trend Information
For information on trends in future operating expenses and capital resources, see “Results of Operations”, “Liquidity and Capital Resources” and “Impact of Inflation” under Item 5.
Item 6
Directors and Senior Management
Directors

Name	Age	Title

Ronan O’Caoimh	55	Chairman and Chief Executive Officer

Rory Nealon	43	Director, Chief Operations Officer

Jim Walsh, PhD	52	Director, Chief Scientific Officer

Denis R. Burger, PhD	67	Non Executive Director

Peter Coyne	51	Non Executive Director

Clint Severson	62	Non Executive Director

James D. Merselis	57	Non Executive Director

Executive Officer

Kevin Tansley	40	Chief Financial Officer & Company Secretary
Board of Directors & Executive Officers
Ronan O’Caoimh, Chairman and Chief Executive Officer, co-founded Trinity Biotech in June 1992 and acted as Chief Financial Officer until March 1994 when he became Chief Executive Officer. He was also elected Chairman in May 1995. In November 2007, it was decided to separate the role of Chief Executive Officer and Chairman and Mr O’Caoimh assumed the role of Executive Chairman. In October 2008, following the resignation of the Chief Executive Officer, Mr. O’Caoimh resumed the role of Chief Executive Officer and Chairman. Prior to joining Trinity Biotech, Mr O’Caoimh was Managing Director of Noctech Limited, an Irish diagnostics company. Mr O’Caoimh was Finance Director of Noctech Limited from 1988 until January 1991 when he became Managing Director. Mr O’Caoimh holds a Bachelor of Commerce degree from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland. On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by an agreement with Darnick Limited.
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

Jim Walsh, PhD, Executive Director, initially joined Trinity Biotech in October 1995 as Chief Operations Officer. Dr. Walsh resigned from the role of Chief Operations Officer in 2007 to become a Non Executive Director of the Company. In October, 2010 Dr. Walsh rejoined the company as Chief Scientific Officer. Prior to joining Trinity Biotech, Dr Walsh was Managing Director of Cambridge Diagnostics Ireland Limited (CDIL). He was employed with CDIL since 1987. Before joining CDIL he worked with Fleming GmbH as Research & Development Manager. Dr Walsh holds a PhD in Chemistry from University College Galway.
Denis R. Burger, PhD, Non-executive director, co-founded Trinity Biotech in June 1992 and was Chairman from June 1992 to May 1995. He is currently Chairman of BioCurex, Inc, a cancer diagnostics, OTC:BB listed company and is also non-executive Chairman of Lorus Therapeutics, Inc, a cancer therapeutics, TSX listed company. Until March 2007, Dr Burger was the Chairman and Chief Executive Officer of AVI Biopharma Inc, a NASDAQ listed biotechnology company. He was also a co-founder and, from 1981 to 1990, Chairman of Epitope Inc. In addition, Dr Burger has held a professorship in the Department of Microbiology and Immunology and Surgery (Surgical Oncology) at the Oregon Health and Sciences University in Portland. Dr Burger received his degree in Bacteriology and Immunology from the University of California in Berkeley in 1965 and his Master of Science and PhD in 1969 in Microbiology and Immunology from the University of Arizona.
Peter Coyne, Non-executive director, joined the board of Trinity Biotech in November 2001 as a non-executive director. Mr Coyne is a director of AIB Corporate Finance and has extensive experience in advising public and private groups on all aspects of corporate strategy. Mr Coyne trained as a chartered accountant and was a senior manager in Arthur Andersen’s Corporate Financial Services practice. Mr Coyne holds a Bachelor of Engineering degree from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.
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
James D. Merselis, Non-executive director, joined the board of Trinity Biotech in February 2009. Mr. Merselis is currently President and CEO of ITC Nexus Dx Holding Company, Inc, a privately held, New Jersey-based diagnostics company working to improve patient care by providing rapid and reliable point of care (POC) medical test information. Prior to this Mr. Merselis served as President and CEO of Alverix, Inc., a privately held company developing portable medical diagnostic instruments , HemoSense, Inc. (NASDAQ: HEM), a point-of-care diagnostics company and Micronics, Inc., a microfluidics company. Over twenty-two years, Mr. Merselis held a series of increasingly responsible executive positions with Boehringer Mannheim Diagnostics (now Roche Diagnostics).
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
Total directors and non-executive directors’ remuneration, excluding pension, for the year ended December 31, 2010 amounted to US$2,082,000. The pension charge for the year amounted to US$127,000. See Item 18, note 6 to the consolidated financial statements. The split of directors’ remuneration set out by director is detailed in the table below:

			Defined
	Salary/	Performance	contribution	Total	Total
	Benefits	related bonus	pension	2010	2009
Executive Director	US$’000	US$’000	US$’000	US$’000	US$’000
Ronan O’Caoimh	560	450	82	1,092	644
Rory Nealon	377	300	37	714	419
Jim Walsh*	77	—	8	85	—

	1,014	750	127	1,891	1,063

			Total	Total
	Fees	Other	2010	2009
Non-executive director	US$’000	US$’000	US$’000	US$’000
Denis R. Burger	73	—	73	70
Peter Coyne	73	—	73	70
James Merselis	63	—	63	53
Clint Severson	63	—	63	60
Jim Walsh*	46	39	85	60

	318	39	357	313

*
Dr. Jim Walsh is included as a non-executive director of the Company up until his appointment as Chief Scientific Officer in October 2010 and accordingly his remuneration after that point has been categorised with the two other executive directors.

			Defined
	Salary/	Performance	contribution	Total	Total
Chief Financial	Benefits	related bonus	pension	2010	2009
Officer & Company Secretary	US$’000	US$’000	US$’000	US$’000	US$’000
Kevin Tansley	285	300	28	613	317

As at December 31, 2010 an amount of $58,000 was accrued by a Company subsidiary to provide pension, retirement or similar benefits for the directors.
The total share-based compensation expense recognised in the consolidated statement of operations in 2010 in respect of options granted to both executive and non executive directors and the Company Secretary amounted to US$814,000. See Item 18, note 6 to the consolidated financial statements.

The directors and Company Secretary were granted 2,500,000 share options during 2010 and were granted 2,220,000 share options during 2009 — the terms of which are as follows:
2010 Share Options Granted:

	Number of Options	Exercise Price of		Date of Option
Director/Executive Officer	Granted	Options Granted		Grant*
Ronan O’Caoimh	800,000 ‘A’ shares	US$	1.52 per ‘A’ share	21 May 2010
Rory Nealon	500,000 ‘A’ shares	US$	1.52 per ‘A’ share	21 May 2010
Denis Burger	60,000 ‘A’ shares	US$	1.52 per ‘A’ share	21 May 2010
Peter Coyne	60,000 ‘A’ shares	US$	1.52 per ‘A’ share	21 May 2010
Jim Walsh	60,000 ‘A’ shares	US$	1.52 per ‘A’ share	21 May 2010
Clint Severson	60,000 ‘A’ shares	US$	1.52 per ‘A’ share	21 May 2010
James Merselis	60,000 ‘A’ shares	US$	1.52 per ‘A’ share	21 May 2010
Jim Walsh	400,000 ‘A’ shares	US$	1.57 per ‘A’ share	4 October 2010
Kevin Tansley	500,000 ‘A’ shares	US$	1.52 per ‘A’ share	21 May 2010

*	All options issued are subject to a 7 year life from date of grant.
2009 Share Options Granted:

	Number of Options	Exercise Price of		Date of Option
Director/Executive Officer	Granted	Options Granted		Grant*
Ronan O’Caoimh	800,000 ‘A’ shares	US$	0.66 per ‘A’ share	8 May 2009
Rory Nealon	500,000 ‘A’ shares	US$	0.66 per ‘A’ share	8 May 2009
Denis Burger	60,000 ‘A’ shares	US$	0.66 per ‘A’ share	8 May 2009
Peter Coyne	60,000 ‘A’ shares	US$	0.66 per ‘A’ share	8 May 2009
Jim Walsh	60,000 ‘A’ shares	US$	0.66 per ‘A’ share	8 May 2009
Clint Severson	120,000 ‘A’ shares	US$	0.66 per ‘A’ share	8 May 2009
James Merselis	120,000 ‘A’ shares	US$	0.66 per ‘A’ share	8 May 2009
Kevin Tansley	500,000 ‘A’ shares	US$	0.66 per ‘A’ share	8 May 2009

*	All options issued are subject to a 7 year life from date of grant.
In addition, see Item 7 — Major Shareholders and Related Party Transactions for further information on the compensation of Directors and Officers.
Directors’ Service Contracts
The Company has entered into service contracts with its Executive Directors and Officers. These contracts contain certain termination provisions which are summarised below.
On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by an agreement with Darnick Limited, a company wholly-owned by members of Mr. O’Caoimh’s immediate family. Pursuant to the agreement, Darnick Limited will provide the Company with the services of Mr. O’Caoimh as Chief Executive Officer. The agreement contains certain non-competition and confidentiality provisions. The term of the agreement will continue until such time as it is terminated by either party, subject to the Company providing one year’s notice. Where termination occurs within 12 months of a change of control of the Company two year’s notice will apply. Darnick Limited may terminate the agreement on six month’s notice. Mr. O’Caoimh will remain as Chairman of the Board of Directors.

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
Under the terms of his service contract, entered into in October 2010, Jim Walsh, Chief Scientific Officer, is entitled to 12 months salary and benefits in the event of termination by the Company. Where termination arises within 12 months of a change in control of the Company, Dr. Walsh is entitled to 18 months salary and benefits.
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
Because Trinity Biotech is a foreign private issuer, it is not required to comply with all of the corporate governance requirements set forth in NASDAQ Rule 5600 as they apply to U.S. domestic companies. The Group’s corporate governance measures differ in the following significant way; the Group has not appointed an independent nominations committee or adopted a board resolution addressing the nominations process.
Employees
As of December 31, 2010, Trinity Biotech had 343 employees (2009: 658) consisting of 29 research scientists and technicians, 210 manufacturing and quality assurance employees, and 104 finance, administration, sales and marketing staff (2009: 60 research scientists and technicians, 422 manufacturing and quality assurance employees, and 176 finance, administration, sales and marketing staff). Trinity Biotech’s future hiring levels will depend on the growth of revenues.
The geographic spread of the Group’s employees was as follows: 121 in Bray, Co. Wicklow, Ireland and 222 in its US operations.
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

The exercise price of options is determined by the Compensation Committee. The term of an option will be determined by the Compensation Committee, provided that the term may not exceed seven years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with Trinity Biotech (or one year after such termination because of death or disability) except where a longer period is approved by the board of directors. Under certain circumstances involving a change in control of Trinity Biotech, the Committee may accelerate the exercisability and termination of options. As of February 28, 2011, 7,352,086 of the options outstanding were held by the directors and Company Secretary of Trinity Biotech as follows:

	Number of Options	Exercise Price
Director/Company Secretary	(‘A’ Shares)	(Per ‘A’ Share)		Expiration Date of Options
Ronan O’Caoimh	450,000	US$	2.56	26 August 2011
	250,000	US$	1.67	2 November 2012
	350,000	US$	2.09	13 December 2013
	175,000	US$	1.07	18 March 2015
	66,666	US$	0.74	16 September 2015
	533,334	US$	0.66	8 May 2016
	800,000	US$	1.52	21 May 2017
Rory Nealon	175,000	US$	2.56	26 August 2011
	100,000	US$	1.67	2 November 2012
	150,000	US$	2.09	13 December 2013
	200,000	US$	1.07	18 March 2015
	240,000	US$	0.74	16 September 2015
	500,000	US$	0.66	8 May 2016
	500,000	US$	1.52	21 May 2017
Denis Burger	60,000	US$	2.56	26 August 2011
	25,000	US$	1.67	2 November 2012
	25,000	US$	2.09	13 December 2013
	60,000	US$	0.66	8 May 2016
	60,000	US$	1.52	21 May 2017
Jim Walsh	168,750	US$	2.56	26 August 2011
	50,000	US$	1.67	2 November 2012
	25,000	US$	2.09	13 December 2013
	60,000	US$	0.66	8 May 2016
	60,000	US$	1.52	21 May 2017
	400,000	US$	1.57	4 October 2017
Peter Coyne	60,000	US$	2.56	26 August 2011
	25,000	US$	1.67	2 November 2012
	25,000	US$	2.09	13 December 2013
	60,000	US$	0.66	8 May 2016
	60,000	US$	1.52	21 May 2017
Clint Severson	120,000	US$	0.66	8 May 2016
	60,000	US$	1.52	21 May 2017
James Merselis	120,000	US$	0.66	8 May 2016
	60,000	US$	1.52	21 May 2017
Kevin Tansley	20,000	US$	2.79	19 May 2011
	20,000	US$	1.59	16 August 2012
	30,000	US$	1.78	26 July 2013
	75,000	US$	2.24	07 March 2014
	150,000	US$	1.07	18 March 2015
	150,000	US$	0.74	16 September 2015
	333,336	US$	0.66	8 May 2016
	500,000	US$	1.52	21 May 2017

As of February 28, 2011 the following options were outstanding:

	Number of ‘A’	Range of		Range of
	Ordinary Shares	Exercise Price		Exercise Price
	Subject to Option	per Ordinary Share		per ADS

Total options outstanding	9,266,102	US$	0.66-US$4.00	US$	2.63-US$16.00
In April 2010, the Company granted warrants to purchase 40,000 Class ‘A’ Ordinary Shares (vesting immediately). These warrants were issued at an exercise price of US$1.50 per ordinary share and have a term of seven years. As of February 28, 2011 there were warrants to purchase 1,672,244 ‘A’ Ordinary Shares in the Company outstanding.

Item 7
Major Shareholders and
Related Party Transactions
As of February 28, 2011 Trinity Biotech has outstanding 84,252,189 ‘A’ Ordinary shares and 700,000 ‘B’ Ordinary shares. Such totals exclude 10,938,346 shares issuable upon the exercise of outstanding options and warrants.
The following table sets forth, as of February 28, 2011, the Trinity Biotech ‘A’ Ordinary Shares and ‘B’ Ordinary Shares beneficially held by (i) each person believed by Trinity Biotech to beneficially hold 5% or more of such shares, (ii) each director and the Company Secretary of Trinity Biotech, and (iii) all directors and the Company Secretary as a group.
Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated. The Group is not controlled by another corporation or government.

	Number of ‘A’		Percentage	Number of ‘B’		Percentage	Percentage
	Ordinary Shares		Outstanding	Ordinary Shares		Outstanding	Total
	Beneficially		‘A’ Ordinary	Beneficially		‘B’ Ordinary	Voting
	Owned		Shares	Owned		Shares	Power
William Blair & Company Investment Management	11,763,664		14.0%	—		—	13.7%

Goldman Capital Management, Inc.	6,714,000		8.0%	—		—	7.8%

Heartland Advisors, Inc.	5,888,000		7.0%	—		—	6.9%

Ronan O’Caoimh	4,974,995	(1)	5.8%	—		—	5.7%

Rory Nealon	1,051,666	(2)	1.2%	—		—	1.2%

Jim Walsh	1,657,362	(3)	2.0%	—		—	1.9%

Denis R. Burger	130,000	(4)	0.2%	—		—	0.2%

Peter Coyne	130,000	(5)	0.2%	—		—	0.2%

Clint Severson	88,000	(6)	0.1%	—		—	0.1%

James Merselis	40,000	(7)	0.1%	—		—	0.1%

Kevin Tansley	353,252	(8)	0.4%	—		—	0.4%

Potenza Investments Inc.	—		—	500,000	(9)	71.4%	1.2%

Directors & Co. Secretary as a group (8 persons)	8,425,275	(1)(2)(3)(4)(5)(6)(7)(8)	9.7%	—		—	9.5%

(1)	Includes 1,137,499 shares issuable upon exercise of options.

(2)	Includes 851,666 shares issuable upon exercise of options.

(3)	Includes 263,750 shares issuable upon exercise of options.

(4)	Includes 130,000 shares issuable upon exercise of options.

(5)	Includes 130,000 shares issuable upon exercise of options.

(6)	Includes 40,000 shares issuable upon exercise of options.

(7)	Includes 40,000 shares issuable upon exercise of options.

(8)	Includes 301,252 shares issuable upon exercise of options.

(9)	These ‘B’ shares have two votes per share.

Related Party Transactions
The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech, and directly with Mr O’Caoimh and Dr Walsh, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland.
In July 2000, Trinity Biotech entered into an agreement with JRJ pursuant to which the Group took a lease of a 25,000 square foot premises adjacent to the existing facility for a term of 20 years at a rent of €7.62 per square foot for an annual rent of €190,000 (US$254,000). During 2006, the rent on this property was reviewed and increased to €11.00 per square foot, resulting in an annual rent of €275,000 (US$367,000). The lease on this property was assigned to Diagnostica Stago in May, 2010 following the divestiture of the coagulation business.
In November 2002, the Group entered into an agreement for a 25 year lease with JRJ for offices that have been constructed adjacent to its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$509,000) is payable from January 1, 2004. There was a rent review performed on this premises in 2009 and further to this review, there was no change to the annual rental charge.
In December 2007, the Group entered into an agreement with Mr. O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a rate of €17.94 per square foot (including fit out) giving a total annual rent of €787,000 (US$1,051,000).
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
There were no director loans advanced during 2010 and there were no loan balances payable to or receivable from directors at January 1, 2010 and at December 31, 2010.
In June 2009, the Board approved the payment of a dividend of $2,830,000 by Trinity Research Limited to Rayville Limited on the ‘B’ shares held by it. This amount was then lent back by Rayville to Trinity Research Limited. As the dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2009 & 2010 consolidated financial statements.
The amount of payments to Rayville included in compensation expense was US$1,866,000, US$1,071,000 and US$2,149,000 for 2008, 2009 and 2010 respectively, of which US$1,610,000, US$887,000 and US$1,431,000 respectively related to the key management personnel of the Group. There were no dividends payable to Rayville Limited as of December 31, 2010 or 2009. Dividends payable to Rayville at December 31, 2008 amounted to US$60,000. Of the US$2,149,000 of payments made to Rayville Limited in 2010, US$565,000 represented repayments of the loan to Trinity Research Limited referred to above.

Item 8
Financial Information
Legal Proceedings
In 2008 Trinity Biotech filed a civil suit with a New York court against the former shareholders of Primus Corporation. Trinity Biotech claimed that the defendants unjustly received an overpayment of US$512,000 based on the fraudulent and wrongful calculation of the earnout payable to the shareholders of Primus Corporation. Trinity Biotech also alleged that one of the former shareholders, Mr Thomas Reidy, failed to return stock certificates and collateral pledged by Trinity Biotech as security for the payment of a US$3 million promissory note given to the defendants by Trinity Biotech as part of compensation under the share purchase agreement for acquiring Primus. During 2009, all of the defendants with the exception of Mr. Reidy settled the legal action. The US District Court, Southern District of New York granted a judgment against Mr. Reidy ordering him to pay Trinity damages of US$200,000 plus interest and to return stock certificates and collateral pledged by Trinity Biotech as security for the payment of the US$3 million promissory note. Mr Reidy has not yet paid any damages or interest due to Trinity Biotech.
In 2010, Laboratoires Nephrotek, formerly a distributor for Trinity Biotech, took a legal action in France against the Group, claiming damages of US$0.8 million. They claim that certain instruments supplied by Trinity Biotech did not operate properly in the field. No court hearings have occurred in relation to this case yet. Trinity Biotech will be defending the claim.
There are also a small number of legal cases being brought against the Group by certain of its former employees in the previously owned French subsidiary, Trinity Biotech France S.à r.l.
The ultimate resolution of the aforementioned proceedings is not expected to have a material adverse effect on our financial position, results of operations or cash flows.
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
The Group’s ‘A’ Ordinary Shares were also listed and traded on the Irish Stock Exchange until November 2007, whereby the Company de-listed from the Irish Stock Exchange. The Group’s depository bank for ADSs is The Bank of New York Mellon. On February 28, 2011, the reported closing sale price of the ADSs was US$8.89 per ADS. The following tables set forth the range of quoted high and low sale prices of Trinity Biotech’s ADSs for (a) the years ended December 31, 2006, 2007, 2008, 2009 and 2010; (b) the quarters ended March 31, June 30, September 30 and December 31, 2009; March 31, June 30, September 30 and December 31, 2010; and (c) the months of March, April, May, June, July, August, September, October, November and December 2010 and January and February 2011 as reported on NASDAQ. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.
ADSs

Year Ended December 31	High		Low
2006	US$	9.54	US$	7.09
2007	US$	11.75	US$	5.72
2008	US$	6.95	US$	1.25
2009	US$	5.70	US$	1.05
2010	US$	8.93	US$	3.76

ADSs

2009	High		Low
Quarter ended March 31	US$	2.35	US$	1.05
Quarter ended June 30	US$	4.84	US$	1.50
Quarter ended September 30	US$	5.70	US$	3.06
Quarter ended December 31	US$	4.43	US$	3.33
ADSs

2010	High		Low
Quarter ended March 31	US$	6.24	US$	3.76
Quarter ended June 30	US$	6.67	US$	5.26
Quarter ended September 30	US$	6.67	US$	5.71
Quarter ended December 31	US$	8.93	US$	6.15
ADSs

Month Ended	High		Low
March 31, 2010	US$	6.24	US$	4.71
April 30, 2010	US$	6.24	US$	5.47
May 31, 2010	US$	6.67	US$	5.26
June 30, 2010	US$	6.60	US$	5.81
July 31, 2010	US$	6.42	US$	5.79
August 31, 2010	US$	6.45	US$	5.71
September 30, 2010	US$	6.67	US$	5.90
October 31, 2010	US$	7.16	US$	6.15
November 30, 2010	US$	8.69	US$	7.04
December 31, 2010	US$	8.93	US$	7.60
January 31, 2011	US$	8.83	US$	8.00
February 28, 2011	US$	9.19	US$	8.03
The number of record holders of Trinity Biotech’s ADSs as at February 28, 2011 amounts to 693, inclusive of those brokerage firms and/or clearing houses holding Trinity Biotech’s securities for their clients (with each such brokerage house and/or clearing house being considered as one holder).

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
The Company may, subject to the provisions of the Companies Acts, 1963 to 2009 of Ireland, issue any share on the terms that it is, or at the option of the Company is to be liable, to be redeemed on such terms and in such manner as the Company may determine by special resolution. Before recommending a dividend, the directors may reserve out of the profits of the Company such sums as they think proper which shall be applicable for any purpose to which the profits of the Company may properly be applied and, pending such application, may be either employed in the business of the Company or be invested in such investments (other than shares of the Company or of its holding company (if any)) as the directors may from time to time think fit.
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
Calling of AGM’s and EGM’s of Shareholders
The Company must hold a general meeting as its annual general meeting each year. Not more than 15 months can elapse between annual general meetings. The annual general meetings are held at such time and place as the directors determine and all other general meetings are called extraordinary general meetings. Every general meeting shall be held in Ireland unless all of the members entitled to attend and vote at it consent in writing to it being held elsewhere or a resolution providing that it be held elsewhere was passed at the preceding annual general meeting. The directors may at any time call an extraordinary general meeting and such meetings may also be convened on such requisition, or in default may be convened by such requisitions, as is provided by the Companies Acts, 1963 to 2009 of Ireland.
In the case of an annual general meeting or a meeting at which a special resolution is proposed, 21 clear days notice of the meeting is required and in any other case it is seven clear days notice. Notice must be given in writing to all members and to the auditors and must state the details specified in the Articles of Association. A general meeting (other than one at which a special resolution is to be proposed) may be called on shorter notice subject to the agreement of the auditors and all members entitled to attend and vote at it. In certain circumstances provided in the Companies Acts, 1963 to 2009 of Ireland, extended notice is required. These include removal of a director. No business may be transacted at a general meeting unless a quorum is present. Five members present in person or by proxy (not being less than five individuals) representing not less than 40% of the ordinary shares shall be a quorum. The Company is not obliged to serve notices upon members who have addresses outside Ireland and the US but otherwise there are no limitations in the Articles of Association or under Irish law restricting the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares in the Company.
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

Material Contracts
Other than contracts entered into in the ordinary course of business, the following represents the material contracts entered into by the Group:
Divestiture of Coagulation business to Diagnostica Stago SAS
In May 2010, the Group sold its worldwide Coagulation business to Diagnostica Stago for US$89.9 million. The gain on the divestiture was US$46.8m (see Item 18, note 3). Diagnostica Stago purchased the share capital of Trinity Biotech (UK Sales) Limited, Trinity Biotech GmbH and Trinity Biotech S.à r.l., along with Coagulation assets of Biopool US Inc. and Trinity Biotech Manufacturing Limited. As part of the sale, the Group also assigned leasing arrangements on a facility in Bray, Ireland to Diagnostica Stago. Included in the sale are Trinity’s lists of coagulation customers and suppliers, all coagulation inventory, intellectual property and developed technology. In total, 321 Trinity employees transferred their employment to Diagnostica Stago as part of the divestiture of the Coagulation business.
The Group received consideration of US$67.4 million and interest on deferred consideration of US$1.0 million in 2010. A further US$11.25 million will be received from Diagnostica Stago in May 2011 and the remaining US$11.25 million will be received in May 2012. No conditions or earnout provisions will apply to this deferred element of the consideration, which is supported by a bank guarantee.
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
The main terms and conditions in the Sterilab purchase agreement were as follows:
1.	Trinity Biotech acquired a list of customers, inventory of infectious diseases and autoimmune products and all diagnostic instruments placed with Sterilab’s customers.
2.	The vendor undertook not to compete directly with Trinity’s infectious disease business in the United Kingdom for a period of one year after the sale of the Sterilab business to Trinity.
3.	All of the purchase consideration was payable on signing of the contract.
Exchange Controls and Other Limitations
Affecting Security Holders
Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as Trinity Biotech. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined and include all transfers that would be movements of capital or payments within the meaning of the treaties governing the member states of the European Union. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition.

At present the Financial Transfers Act, 1992 prohibits financial transfers involving the late Slobodan Milosevic and associated persons, Burma (Myanmar), Belarus, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, Usama bin Laden, Al-Qaida, the Taliban of Afghanistan, Democratic Republic of Congo, Democratic People’s Republic of Korea (North Korea), Iran, Iraq, Côte d’Ivoire, Lebanon, Liberia, Zimbabwe, Uzbekistan, Sudan, Somalia, Republic of Guinea, certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.
Any transfer of, or payment in respect of, an ADS involving the government of any country that is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. We do not anticipate that orders under the Financial Transfers Act, 1992 or United Nations sanctions implemented into Irish law will have a material effect on our business.
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
Subject to certain limitations, “qualified dividend income” received by a noncorporate US Holder in tax years beginning on or before December 31, 2012 will be subject to tax at a reduced maximum tax rate of 15%. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15% rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Ireland (the “Treaty”) or (ii) the ADSs are readily tradable on an established securities market in the US and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ADSs currently are readily tradable on an established securities market in the US. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ADSs, the US Holder must have held such ADSs for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. US Holders of Trinity Biotech ADSs should consult their own tax advisors regarding the effect of these rules in their particular circumstances.
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
Since its incorporation the Group has not declared or paid dividends on its ‘A’ Ordinary Shares or ‘B’ Ordinary Shares. The Board has, however, decided that it is now an appropriate time to commence a dividend policy, to be paid once a year. In this regard, the Board have proposed a final dividend of 10 cent per ADR in respect of 2010 and this proposal will be submitted to shareholders for their approval at the next Annual General Meeting of the Company. The payment of a dividend will generally be subject to dividend withholding tax (DWT) at the standard rate of income tax in force at the time the dividend is paid, currently 20%. Under current legislation, where DWT applies, Trinity Biotech will be responsible for withholding it at source.
DWT will not be withheld where an exemption applies and where Trinity Biotech has received all necessary documentation from the recipient prior to payment of the dividend.
Corporate Irish Holders will generally be entitled to claim an exemption from DWT by delivering a declaration which confirms that the company is resident in Ireland for tax purposes, to Trinity Biotech in the form prescribed by the Irish Revenue Commissioners. Such corporate Irish Holders will generally not otherwise be subject to Irish tax in respect of dividends received.
Individual Irish Holders will be subject to income tax on the gross amount of any dividend (that is the amount of the dividend received plus any DWT withheld), at their marginal rate of income tax (currently either 20% or 41% depending on the individual’s circumstances excluding PRSI and other levies). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of DWT withheld. Individual Irish Holders may, depending on their circumstances, also be subject to the Irish Universal Social Charge of up to 10% and Pay Related Social Insurance contribution of up to 4% in respect of their dividend income.
Under the Irish Taxes Consolidation Act 1997, dividends paid by Trinity Biotech to non-Irish shareholders will, unless exempted, be subject to DWT. Such a shareholder will not suffer DWT on dividends if the shareholder is:
•	an individual resident in the US (or certain other countries with which Ireland has a double taxation treaty) and who is neither resident nor ordinarily resident in Ireland; or
•	a corporation that is not resident in Ireland and which is ultimately controlled by persons resident in the US (or certain other countries with which Ireland has a double taxation treaty); or
•
a corporation that is not resident in Ireland and the principal class of whose shares (or its 75% parent’s principal class of shares) are substantially or regularly traded on a recognised stock exchange; or

•	is otherwise entitled to an exemption from DWT.
In order to avail of the above exemption, certain declarations must be made in advance to the paying company.
A self-assessment system applies to a company resident in a treaty jurisdiction receiving dividends under which a non-resident company will provide a declaration and certain information to the dividend paying company or intermediary to claim the exemption.

Special DWT arrangements are available in the case of shares held by US resident holders in Irish companies through American depository banks using ADSs where such banks enter into intermediary agreements with the Irish Revenue Commissioners and are viewed as qualifying intermediaries under Irish Tax legislation. Under such agreements, American depository banks who receive dividends from Irish companies and pay the dividends on to the US resident ADS holders are allowed to receive and pass on a dividend from the Irish company on a gross basis (without any withholding) if:
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
The DWT rate applicable to US Holders is reduced to 5% under the terms of the Treaty for corporate US Holders holding 10% or more of our voting shares, and to 15% for other US Holders. While this will, subject to the application of Article 23 of the Treaty, generally entitle US Holders to claim a partial refund of DWT from the Irish Revenue Commissioners, US Holders will, in most circumstances, likely prefer to seek a full refund of DWT under Irish domestic legislation (see above).
Disposals of Ordinary Shares or ADSs
Irish Holders that acquire ordinary shares or ADSs will generally be considered, for Irish tax purposes, to have acquired their ordinary shares or ADSs at a base cost equal to the amount paid for the ordinary shares or ADSs. On subsequent dispositions, ordinary shares or ADSs acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a “first in first out” basis before ordinary shares or ADSs acquired at a later time. Irish Holders that dispose of their ordinary shares or ADSs will be subject to Irish capital gains tax (CGT) to the extent that the proceeds realised from such disposition exceed the indexed base cost of the ordinary shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 25% and this applies to disposals made on or after 8 April 2009. Indexation of the base cost of the ordinary shares or ADSs will only be available up to 31 December 2002, and only in respect of ordinary shares or ADSs held for more than 12 months prior to their disposal.
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
Transfers between spouses who live together will not give rise to any chargeable gain or loss for CGT purposes with the acquiring spouse acquiring the same pro rata base cost and acquisition date as that of the transferring spouse.

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
A gift or inheritance of ordinary shares will be, or in the case of ADSs may be, within the charge to capital acquisitions tax, regardless of where the disponer or the donee/successor in relation to the gift/inheritance is domiciled, resident or ordinarily resident. Capital acquisitions tax is levied at a rate of 25% on the taxable value of the gift or inheritance above certain tax-free thresholds. This tax-free threshold is determined by the amount of the current benefit and of previous benefits, received within the group threshold since December 5, 1991, which are within the charge to the capital acquisitions tax and the relationship between the former holder and the successor. Gifts and inheritances between spouses are not subject to the capital acquisitions tax. Gifts of up to €3,000 can be received each year from any given individual without triggering a charge to capital acquisitions tax. Where a charge to Irish CGT and capital acquisitions tax arises on the same event, capital acquisitions tax payable on the event can be reduced by the amount of the CGT payable. There should be no clawback of the same event credit of CGT offset against capital acquisitions tax provided the donee/successor does not dispose of the ordinary shares or ADSs within two years from the date of gift/inheritance.
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
Transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to a nominee), will generally be exempt from stamp duty if the transfer form contains an appropriate certification.
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

Dividend Policy
Since its incorporation the Group has not declared or paid dividends on its ‘A’ Ordinary Shares or ‘B’ Ordinary Shares. In 2011 the Company announced that it intended to commence a dividend policy, to be paid once a year. In this regard, the Board of Directors has proposed a final dividend of 10 cent per ADR in respect of 2010 and this proposal will be submitted to shareholders for their approval at the next Annual General Meeting of the Company.
As provided in the Articles of Association of the Company, dividends or other distributions are declared and paid in US Dollars.
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
The Group borrows in US dollars. At December 31, 2010 Group borrowings were at fixed rates of interest. At December 31, 2009 Group borrowings were at both fixed and floating rates of interest. Year-end borrowings totalled US$273,000 (2009: US$31,856,000), (net of cash: surplus of US$57,729,000), (2009: deficit of US$25,778,000), at interest rates ranging from 5.02% to 5.29% (2009: 2.53% to 6.61%) — see Item 18, note 27.
Year-end borrowings consist entirely of fixed rate debt of US$273,000 (2009: US$2,529,000) at interest rates ranging from 5.02% to 5.29% (2009: 6% to 6.61%). There was no floating rate debt at December 31, 2010 (2009: US$29,327,000 at an interest rate of 2.53%). In broad terms, a one-percentage point increase in interest rates would increase interest income by US$580,000 (2009: US$61,000) and would not affect the interest expense in 2010 (2009: US$295,000) resulting in an increase in interest income of US$580,000 (2009: increase in the charge of US$234,000).
Long-term borrowing requirements are met by funding in the US and Ireland. Short-term borrowing requirements are primarily drawn under committed bank facilities.
The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, where considered necessary, the Group pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered Euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro forecasted transactions. These forward contracts normally have maturities of less than one year after the balance sheet date. There were no forward contracts in place at December 31,2010.

The Group had foreign currency denominated cash balances equivalent to US$215,000 at December 31, 2010 (2009: US$518,000).
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
Trinity Biotech estimates that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Group is exposed, without making any allowance for the potential impact of such a rise on exchange rates, would be an increase in the profit before tax for 2010 by approximately 0.9%.
The table below provides information about the Group’s long term debt obligations. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set at the balance sheet date. The information is presented in US Dollars, which is Trinity Biotech’s reporting currency.

Group
Maturity						After		Fair
Before December 31	2011	2012	2013	2014	2015	2015	Total	value
Long-term debt
Variable rate — US$000	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—

Fixed rate — US$000	162	111	—	—	—	—	273	273
Average interest rate	5.09%	5.06%	—	—	—	—	5.08%	5.08%
Exchange rate sensitivity
At year-end 2010, approximately 0.5% of the Group’s US$141,287,000 net worth (shareholders’ equity) was denominated in currencies other than the US Dollar, principally the Euro.
A strengthening or weakening of the US Dollar by 10% against all the other currencies in which the Group operates, would have the approximate effect of reducing or increasing the Group’s 2010 year-end net worth by US$71,000.
Item 12
Description of Securities Other than Equity Securities
Not applicable.
Part II
Item 13
Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14
Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Item 15
Control and Procedures
Evaluation of Disclosure Controls and Procedures
The Group’s disclosure and control procedures are designed so that information required to be disclosed in reports filed or submitted under the Securities Exchange Act 1934 is prepared and reported on a timely basis and communicated to management, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934 as of the end of the period covered by this Form 20-F. The Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were effective as of December 31, 2010.
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
Management has assessed the effectiveness of internal control over financial reporting based on criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2010.
Our independent auditor, Grant Thornton, a registered public accounting firm, has issued an attestation report on the Group’s internal control over financial reporting as of December 31, 2010 (see Item 18).
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

	Year ended December 31,		Year ended December 31,
	2010		2009
	US$’000%		US$’000%
Audit	694	95%	625	89%

Audit-related	8	1%	6	1%
Tax	32	4%	70	10%

Total	734		701

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
Pre-Approval Policies and Procedures
Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Grant Thornton. The policy generally pre-approves certain specific services in the categories of audit services, audit-related services, and tax services up to specified amounts, and sets requirements for specific case-by-case pre-approval of discrete projects, those which may have a material effect on our operations or services over certain amounts.
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
16D Exemptions from the Listing Requirements and Standards for Audit Committee
Not applicable.

16 E Purchase of Equity Securities by the Issuer and Affiliated Purchasers
The maximum number of shares that may yet be purchased under the Group share option plan by Trinity Biotech or on the Group’s behalf at December 31, 2010 was 8,301,453 (2009: 8,201,758). No shares were purchased by Trinity Biotech or on our behalf or by any affiliated purchaser in 2010 or 2009. No shares were purchased as part of a publicly announced repurchase plan or program in 2010 or 2009.
Part III
Item 17
Financial Statements
The registrant has responded to Item 18 in lieu of responding to this item.
Item 18
Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Trinity Biotech plc
We have audited Trinity Biotech plc’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Trinity Biotech’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15 in this Annual Report on Form 20-F. Our responsibility is to express an opinion on Trinity Biotech plc’s internal control over financial reporting based on our audit.
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
In our opinion, Trinity Biotech maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Trinity Biotech plc and subsidiaries, as of December 31, 2010 and 2009, and the related consolidated statements of operations and cash flows for each of the years in the three year period ended December 31, 2010 and our report dated April 14, 2011 expressed an unqualified opinion on those consolidated financial statements.
Grant Thornton
Dublin, Ireland
April 14, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Trinity Biotech plc
We have audited the accompanying consolidated balance sheets of Trinity Biotech plc and subsidiaries (the Company) as of December 31, 2010 and 2009 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trinity Biotech plc and subsidiaries as of December 31, 2010 and 2009 and the results of their operations and cash flows for each of the years in the three year period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Trinity Biotech plc’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 14, 2011 expressed an unqualified opinion on the effective operation of internal control over financial reporting.
Grant Thornton
Dublin, Ireland
April 14, 2011

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December, 31
		2010	2009	2008
		Total	Total	Total
	Notes	US$‘000	US$‘000	US$‘000

Revenues	2	89,635	125,907	140,139

Cost of sales		(45,690)	(68,891)	(77,645)

Gross profit		43,945	57,016	62,494

Other operating income	5	1,616	437	1,173

Research and development expenses		(4,603)	(7,341)	(7,544)

Selling, general and administrative expenses		(26,929)	(36,013)	(47,816)
Selling, general and administrative — impairment charges and restructuring expenses	28	—	—	(87,882)

Total selling, general and administrative expenses		(26,929)	(36,013)	(135,698)

Net gain on divestment of business and restructuring expenses	3	46,474	—	—

Operating profit/(loss)		60,503	14,099	(79,575)

Financial income	2, 4	1,352	8	65
Financial expenses	2, 4	(495)	(1,192)	(2,160)

Net financing income/(costs)		857	(1,184)	(2,095)

Profit/(loss) before tax	6	61,360	12,915	(81,670)

Total income tax (expense)/credit	2, 9	(942)	(1,091)	3,892

Profit/(loss) for the year (all attributable to owners of the parent)	2	60,418	11,824	(77,778)

Basic earnings/(loss) per ordinary share (US Dollars)	10	0.71	0.14	(0.96)
Basic earnings/(loss) per ‘B’ ordinary share (US Dollars)	10	1.43	0.28	(1.91)
Diluted earnings/(loss) per ordinary share (US Dollars)	10	0.70	0.14	(0.96)
Diluted earnings/(loss) per ‘B’ ordinary share (US Dollars)	10	1.39	0.28	(1.91)
Basic earnings/(loss) per ADS (US Dollars)	10	2.85	0.57	(3.82)
Diluted earnings/(loss) per ADS (US Dollars)	10	2.79	0.57	(3.82)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,
		2010	2009	2008
	Notes	US$‘000	US$‘000	US$‘000

Profit/(loss) for the year	2	60,418	11,824	(77,778)
Other comprehensive income:
Foreign exchange translation differences		(750)	215	(806)
Cash flow hedges:
Effective portion of changes in fair value		70	(31)	(252)
Deferred tax on income and expenses recognised directly in equity		6	3	26

Other comprehensive income		(674)	187	(1,032)

Total Comprehensive Income (all attributable to owners of the parent)		59,744	12,011	(78,810)

CONSOLIDATED BALANCE SHEETS

		December 31,	December 31,
		2010	2009
	Notes	US$‘000	US$‘000
ASSETS
Non-current assets
Property, plant and equipment	11	5,999	12,174
Goodwill and intangible assets	12	37,248	44,822
Deferred tax assets	13	4,680	5,801
Other assets	14	11,623	1,212

Total non-current assets		59,550	64,009

Current assets
Inventories	15	17,576	39,198
Trade and other receivables	16	25,529	22,931
Income tax receivable		217	229
Cash and cash equivalents	17	58,002	6,078

Total current assets		101,324	68,436

TOTAL ASSETS	2	160,874	132,445

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital		1,092	1,080
Share premium		161,599	160,683
Accumulated deficit		(25,412)	(87,070)
Translation reserve		(544)	206
Other reserves		4,552	4,445

Total equity		141,287	79,344

Current liabilities
Interest-bearing loans and borrowings	20	162	12,625
Derivative financial instruments	27	—	58
Income tax payable		597	24
Trade and other payables	21	11,447	12,844
Provisions	22	50	50

Total current liabilities		12,256	25,601

Non-current liabilities
Interest-bearing loans and borrowings	20	111	19,231
Other payables	23	30	59
Deferred tax liabilities	13	7,190	8,210

Total non-current liabilities		7,331	27,500

TOTAL LIABILITIES	2	19,587	53,101

TOTAL EQUITY AND LIABILITIES		160,874	132,445

STATEMENT OF CHANGES IN EQUITY

	Share	Share
	capital	capital					(Accumulated
	‘A’	‘B’					deficit)/
	ordinary	ordinary	Share	Translation	Warrant	Hedging	retained
	shares	shares	premium	reserve	reserve	reserves	earnings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at January 1, 2008	979	12	153,961	797	3,803	201	(22,908)	136,845
Total comprehensive income	—	—	—	(806)	—	(226)	(77,778)	(78,810)
Share-based payments	—	—	—	—	—	—	1,193	1,193
Options exercised	—	—	—	—	—	—	—	—
Class A shares issued in private placement	79	—	7,037	—	—	—	—	7,116
Share issue expenses	—	—	(439)	—	—	—	—	(439)
Fair Value of Warrants issued during the year	—	—	(695)	—	695	—	—	—

Balance at December 31, 2008	1,058	12	159,864	(9)	4,498	(25)	(99,493)	65,905

Balance at January 1, 2009	1,058	12	159,864	(9)	4,498	(25)	(99,493)	65,905
Total comprehensive income	—	—	—	215	—	(28)	11,824	12,011
Share-based payments	—	—	—	—	—	—	599	599
Options exercised	10	—	887	—	—	—	—	897
Share issue expenses	—	—	(68)	—	—	—	—	(68)

Balance at December 31, 2009	1,068	12	160,683	206	4,498	(53)	(87,070)	79,344

Balance at January 1, 2010	1,068	12	160,683	206	4,498	(53)	(87,070)	79,344
Total comprehensive income	—	—	—	(750)	—	76	60,418	59,744
Share-based payments	—	—	—	—	—	—	1,240	1,240
Options exercised	12	—	1,011	—	—	—	—	1,023
Share issue expenses	—	—	(64)	—	—	—	—	(64)
Fair Value of Warrants issued during the year	—	—	(31)	—	31	—	—	—

Balance at December 31, 2010	1,080	12	161,599	(544)	4,529	23	(25,412)	141,287

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
		2010	2009	2008
	Notes	US$‘000	US$‘000	US$‘000
Cash flows from operating activities
Profit/(loss) for the year		60,418	11,824	(77,778)
Adjustments to reconcile net profit to cash provided by operating activities:
Depreciation		1,230	1,786	4,425
Amortisation		1,589	1,959	3,616
Income tax expense/(credit)		942	1,091	(3,892)
Financial income		(1,352)	(8)	(65)
Financial expense		495	1,192	2,160
Share-based payments		1,109	521	1,166
Foreign exchange losses on operating cash flows		351	109	77
Loss/(profit) on disposal / retirement of property, plant and equipment		12	66	(682)
Impairment of assets	28	—	—	85,793
Gain on divestment of business	3	(46,775)	—	—
Other non-cash items		3,112	1,158	871

Operating cash flows before changes in working capital		21,131	19,698	15,691
Decrease/(increase) in trade and other receivables		3,094	3,872	(4,131)
(Increase)/decrease in inventories		(2,826)	2,372	2,062
Increase/(decrease) in trade and other payables		1,574	(10,409)	(676)

Cash generated from operations		22,973	15,533	12,946
Interest paid		(503)	(883)	(2,639)
Interest received		842	12	63
Income taxes (paid)/received		(239)	70	359

Net cash generated by operating activities		23,073	14,732	10,729

Cash flows from investing activities
Proceeds from divestiture of coagulation business (net)		65,886	—	—
Deferred consideration to acquire subsidiaries and businesses		—	—	(2,802)
Payments to acquire intangible assets		(6,233)	(8,103)	(8,981)
Proceeds from disposal of property, plant and equipment		16	249	808
Acquisition of property, plant and equipment		(2,784)	(2,481)	(3,713)

Net cash generated by/(used in) investing activities		56,885	(10,335)	(14,688)

Cash flows from financing activities
Proceeds from issue of ordinary share capital		1,023	897	7,116
Proceeds from borrowings, long-term debt		—	307	—
Expenses paid in connection with share issue and debt financing		(74)	(68)	(624)
Repayment of long-term debt		(29,775)	(5,400)	(5,224)
Proceeds from new finance leases		1,480	1,298	—
Payment of finance lease liabilities		(638)	(546)	(787)

Net cash (used in)/generated by financing activities		(27,984)	(3,512)	481

Increase/(decrease) in cash and cash equivalents		51,974	885	(3,478)
Effects of exchange rate movements on cash held		(50)	9	(38)
Cash and cash equivalents at beginning of year		6,078	5,184	8,700

Cash and cash equivalents at end of year	17	58,002	6,078	5,184

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc and its subsidiaries (“the Group”) are as follows:
a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). The IFRS applied are those effective for accounting periods beginning on or after 1 January 2010. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

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
DECEMBER 31, 2010
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
DECEMBER 31, 2010
1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
e)	Business combinations
All business combinations are accounted for by applying the acquisition method.

The revised standard on business combinations (IFRS 3R) introduced major changes to the accounting requirements for business combinations. It retains the major features of the purchase method of accounting, now referred to as the acquisition method. The most significant changes in IFRS 3R that impact the Group are as follows:

•	acquisition-related costs of the combination are recorded as an expense in the income statement. Previously, these costs would have been accounted for as part of the cost of the acquisition
•
any contingent consideration is measured at fair value at the acquisition date. If the contingent consideration arrangement gives rise to a financial liability, any subsequent changes are generally recognised in profit or loss. Previously, contingent consideration was recognised only once its payment was probable and changes were recognised as an adjustment to goodwill

•	the measurement of assets acquired and liabilities assumed at their acquisition-date fair values is retained. However, IFRS 3R includes certain exceptions and provides specific measurement rules.

IFRS 3R has been applied prospectively to business combinations for which the acquisition date is on or after 1 January 2010. Business combinations for which the acquisition date is before 1 January 2010 have not been restated and were accounted for by applying the purchase method.

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

The technical feasibility of a new product is determined by a specific feasibility study undertaken at the first stage of any development project. The majority of our new product developments involve the transfer of existing product know-how to a new application. Since the technology is already proven in an existing product which is being used by customers, this facilitates the proving of the technical feasibility of that same technology in a new product. The results of the feasibility study are reviewed by a design review committee comprising senior managers. The feasibility study occurs in the initial research phase of a project and costs in this phase are not capitalized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The commercial feasibility of a new product is determined by preparing a discounted cash flow projection. This projection compares the discounted sales revenues for future periods with the relevant costs. As part of preparing the cash flow projection, the size of the relevant market is determined, feedback is sought from customers and the strength of the proposed new product is assessed against competitors’ offerings. Once the technical and commercial feasibility has been established and the project has been approved for commencement, the project moves into the development phase.

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

The Group uses a useful economic life of 15 years for capitalized development costs. This is a conservative estimate of the likely life of the products. The Group is confident that products have a minimum of 15 years life given the inertia that characterizes the medical diagnostics industry and the barriers to entry into the industry. The following factors have been considered in estimating the useful life of developed products:

(a)
once a diagnostic test becomes established, customers are reluctant to change to new technology until it is fully proven, thus resulting in relatively long product life cycles. There is also reluctance in customers to change to a new product as it can be costly both in terms of the initial changeover cost and as new technology is typically more expensive.

(b)
demand for the diagnostic tests is enduring and robust within a wide geographic base. The diseases that the products diagnose are widely prevalent (HIV, diabetes and Chlamydia being just three examples) in many countries. There is a general consensus that these diseases will continue to be widely prevalent in the future.

(c)
there are significant barriers to new entrants in this industry. Patents and/or licenses are in place for many of our products, though this is not the only barrier to entry. There is a significant cost and time to develop new products, it is necessary to obtain regulatory approval and tests are protected by proprietary know-how, manufacturing techniques and trade secrets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
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

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash generating unit level. The goodwill and indefinite-lived assets were reviewed for impairment at December 31, 2008, December 31, 2009 and December 2010. See note 12.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
j)	Trade and other receivables
Trade and other receivables are stated at their amortised cost less impairment losses incurred. Cost approximates fair value given the short dated nature of these assets.
k)	Trade and other payables

Trade and other payables are stated at cost. Cost approximates fair value given the short dated nature of these liabilities.
l)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short-term deposits with a maturity of six months or less. The Group has no short-term bank overdraft facilities. Where restrictions are imposed by third parties, such as lending institutions, on cash balances held by the Group these are treated as financial assets in the financial statements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
p)	Revenue recognition

Goods sold and services rendered

Revenue from the sale of goods is recognised in the statement of operations when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from products is generally recorded as of the date of shipment, consistent with our typical ex-works shipment terms. Where the shipment terms do not permit revenue to be recognised as of the date of shipment, revenue is recognised when the Group has satisfied all of its obligations to the customer in accordance with the shipping terms. Revenue, including any amounts invoiced for shipping and handling costs, represents the value of goods supplied to external customers, net of discounts and excluding sales taxes.

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

Other operating income also comprises income derived from the Transitional Services Agreement (TSA) which the Group entered into with Diagnostica Stago in 2010. The services provided by the Group under the TSA mainly include: accounting, information technology and logistics support and warehousing services. This income is not treated as revenue since the TSA activities are incidental to the main revenue-generating activities of the Group.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
r)	Foreign currency

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

Results and cash flows of subsidiary undertakings, which have a functional currency other than the US Dollar, are translated into US Dollars at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling on the balance sheet date. Any exchange differences arising from the translations are recognised in the currency translation reserve via the statement of changes in equity.

Where Euro or Sterling amounts have been referenced in this document, their corresponding US Dollar equivalent has also been included and these equivalents have been calculated with reference to the foreign exchange rates prevailing at December 31, 2010.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Current tax represents the expected tax payable (or recoverable) on the taxable profit for the year using tax rates enacted or substantively enacted at the balance sheet date and taking into account any adjustments stemming from prior years.

Deferred tax is provided on the basis of the balance sheet liability method on all temporary differences at the balance sheet date which is defined as the difference between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets and liabilities are not subject to discounting and are measured at the tax rates that are anticipated to apply in the period in which the asset is realised or the liability is settled based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognised when it is probable that future taxable profits will be available to utilize the associated losses or temporary differences. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities.

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

Finance income includes interest income on deposits and is recognised in the statement of operations as it accrues, using the effective interest method. Finance income also includes interest on the deferred consideration due to the Group as part of the divestiture of the Coagulation business in 2010.

y)	Warrant reserve

The Group calculates the fair value of warrants at the date of issue taking the amount directly to equity. The fair value is calculated using a recognised valuation methodology for the valuation of financial instruments (that is, the trinomial model). The fair value which is assessed at the grant date is calculated on the basis of the contractual term of the warrants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
z)	New IFRS Standards and Interpretations not applied

The IASB and IFRIC have issued additional standards and interpretations which are effective for periods starting on or after January 1, 2010, some of which have not yet been adopted by the EU. The following standards and interpretations have yet to be adopted by the Group:

International Financial Reporting Standards (IFRS/IAS)		Effective date
IFRS 1	First-time Adoption of International Financial Reporting Standards — Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters	July 1, 2010 (not yet adopted by the EU)
IAS 24	Related Party Disclosures (Revised)	January 1, 2011 (not yet adopted by the EU)
IAS 32	Financial Instruments: Presentation — Classification of Rights Issues (Amendment)	February 1, 2010 (not yet adopted by the EU)

International Financial Reporting Interpretations Committee (IFRIC)
IFRIC 14	Prepayments of a Minimum Funding Requirement (Amendment)	January 1, 2011 (not yet adopted by the EU)
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	July 1, 2010 (not yet adopted by the EU)
The Group does not anticipate that the adoption of these standards and interpretations will have a material effect on its financial statements on initial adoption.
Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Group.

At the date of authorisation of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Group.

Management anticipates that all of the relevant pronouncements will be adopted in the Group’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Group’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Group’s financial statements.

Annual Improvements 2010 (effective from 1 July 2010 and later)

The IASB has issued Improvements to IFRS 2010 (2010 Improvements). Most of these amendments become effective in annual periods beginning on or after 1 July 2010 or 1 January 2011. The 2010 Improvements amend certain provisions of IFRS 3R, clarify presentation of the reconciliation of each of the components of other comprehensive income and clarify certain disclosure requirements for financial instruments. The Group’s preliminary assessments indicate that the 2010 Improvements will not have a material impact on the Group’s financial statements.

IFRS 9 Financial Instruments (effective from 1 January 2013)

The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning 1 January 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed.

Management have yet to assess the impact that this amendment is likely to have on the financial statements of the Group. However, they do not expect to implement the amendments until all chapters of IFRS 9 have been published and they can comprehensively assess the impact of all changes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
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

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.
a)	The distribution of revenue by geographical area based on location of assets was as follows:
Revenue

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2010	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000

Revenue from external customers	37,643	45,642	6,350	—	89,635
Inter-segment revenue	21,786	12,154	7,101	(41,041)	—

Total revenue	59,429	57,796	13,451	(41,041)	89,635

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2009	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000

Revenue from external customers	46,286	65,529	14,092	—	125,907
Inter-segment revenue	25,527	20,843	9,588	(55,958)	—

Total revenue	71,813	86,372	23,680	(55,958)	125,907

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2008	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000

Revenue from external customers	48,615	72,676	18,848	—	140,139
Inter-segment revenue	28,345	22,248	12,435	(63,028)	—

Total revenue	76,960	94,924	31,283	(63,028)	140,139

b)	The distribution of revenue by customers’ geographical area was as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
Revenue	US$‘000	US$‘000	US$‘000
Americas	53,993	68,130	69,915
Europe (including Ireland) *	15,890	32,389	43,481
Asia / Africa	19,752	25,388	26,743

	89,635	125,907	140,139

*	Revenue for customers in Ireland is not disclosed separately due to the immateriality of these revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
2.	SEGMENT INFORMATION (CONTINUED)
c)	The distribution of revenue by major product group was as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
Revenue	US$‘000	US$‘000	US$‘000
Clinical laboratory	73,553	107,778	121,143
Point of care	16,082	18,129	18,996

	89,635	125,907	140,139

d)	The distribution of segment results by geographical area was as follows:

Year ended December 31, 2010

		Rest of World
	Americas	Ireland	Other	Total
	US$‘000	US$‘000	US$‘000	US$‘000
Result before Gain on Sale and Restructuring	7,103	4,912	2,600	14,615
Net gain on divestment of business and restructuring expenses (note 3)	5,745	32,918	7,811	46,474

Result after Gain on Sale and Restructuring	12,848	37,830	10,411	61,089

Unallocated expenses *				(586)

Operating profit				60,503
Net financing income (note 4)				857

Profit before tax				61,360
Income tax expense (note 9)				(942)

Profit for the year				60,418

Year ended December 31, 2009

		Rest of World
	Americas	Ireland	Other	Total
	US$‘000	US$‘000	US$‘000	US$‘000
Result	9,073	7,004	(1,211)	14,866
Unallocated expenses *				(767)

Operating profit				14,099
Net financing costs (note 4)				(1,184)

Profit before tax				12,915
Income tax expense (note 9)				(1,091)

Profit for the year				11,824

Year ended December 31, 2008

		Rest of World
	Americas	Ireland	Other	Total
	US$‘000	US$‘000	US$‘000	US$‘000
Result before exceptional expenses	807	10,848	(2,391)	9,264
Impairment expense (note 28)	(17,645)	(66,152)	(1,996)	(85,793)
Restructuring expenses (note 28)	(185)	(1,904)	—	(2,089)

Result after exceptional expenses	(17,023)	(57,208)	(4,387)	(78,618)

Unallocated expenses *				(957)

Operating loss				(79,575)
Net financing costs (note 4)				(2,095)

Loss before tax				(81,670)
Income tax credit (note 9)				3,892

Loss for the year				(77,778)

*	Unallocated expenses represent head office general and administration costs of the Group which cannot be allocated to the results of any specific geographical area.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
2.	SEGMENT INFORMATION (CONTINUED)
e)	The distribution of segment assets and segment liabilities by geographical area was as follows:
As at December 31, 2010

		Rest of World
	Americas	Ireland	Other	Total
	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	36,726	61,249	—	97,975
Unallocated assets:
Income tax assets (current and deferred)				4,897
Cash and cash equivalents				58,002

Total assets as reported in the Group balance sheet				160,874

Segment liabilities	2,315	9,212	—	11,527
Unallocated liabilities:
Income tax liabilities (current and deferred)				7,787
Interest-bearing loans and borrowings (current and non-current)				273

Total liabilities as reported in the Group balance sheet				19,587

As at December 31, 2009

		Rest of World
	Americas	Ireland	Other	Total
	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	37,355	65,693	17,289	120,337
Unallocated assets:
Income tax assets (current and deferred)				6,030
Cash and cash equivalents				6,078

Total assets as reported in the Group balance sheet				132,445

Segment liabilities	2,695	7,749	2,567	13,011
Unallocated liabilities:
Income tax liabilities (current and deferred)				8,234
Interest-bearing loans and borrowings (current and non-current)				31,856

Total liabilities as reported in the Group balance sheet				53,101

f)
The distribution of long-lived assets, which are property, plant and equipment, goodwill and intangible assets and other non-current assets (excluding deferred tax assets and deferred consideration), by geographical area was as follows:

	December 31, 2010	December 31, 2009
	US$‘000	US$‘000
Rest of World — Ireland	27,433	38,756
Rest of World — Other	—	6,815
Americas	16,299	12,637

	43,732	58,208

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
2.	SEGMENT INFORMATION (CONTINUED)
g)	The distribution of depreciation and amortisation by geographical area was as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
	US$‘000	US$‘000	US$‘000
Depreciation:
Rest of World — Ireland	276	325	1,799
Rest of World — Other	296	900	1,149
Americas	658	561	1,477

	1,230	1,786	4,425

Amortisation:
Rest of World — Ireland	1,475	1,712	3,113
Rest of World — Other	55	169	206
Americas	59	78	297

	1,589	1,959	3,616

h)	The distribution of share-based payment expense by geographical area was as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
	US$‘000	US$‘000	US$‘000
Rest of World — Ireland	1,032	470	996
Rest of World — Other	1	17	38
Americas	76	34	132

	1,109	521	1,166

See note 19 for further information on share-based payments.
i)	The distribution of impairment & restructuring expenses by geographical area was as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
	US$‘000	US$‘000	US$‘000
Impairment:
Rest of World — Ireland	—	—	66,152
Rest of World — Other	—	—	1,996
Americas	—	—	17,645

	—	—	85,793

Restructuring expenses:
Rest of World — Ireland	301	—	1,904
Rest of World — Other	—	—	—
Americas	—	—	185

	301	—	2,089

The 2010 restructuring expenses were incurred in connection with a programme involving a re-organisation of the Group’s HIV manufacturing activities and comprised termination payments for employees located in Ireland. This restructuring cost is included within Net gain on divestment of business and restructuring expenses, on the face of the income statement.

Asset impairments arose as a result of the annual impairment review which was performed on 31 December 2008 (see note 28).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
2.	SEGMENT INFORMATION (CONTINUED)

The Board of Directors announced a restructuring of the business in December 2008, which resulted in certain one-off expenditure being incurred. These termination payments and other restructuring costs resulted in an after tax charge of US$1.9 million (see note 28).

j)	The distribution of interest income and interest expense by geographical area was as follows:

		Rest of World
Interest Income	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2010	US$‘000	US$‘000	US$‘000	US$’000	US$‘000

Interest Income Earned	—	910	—	—	910
Interest on Deferred Consideration	98	344	—	—	442
Inter-segment Interest Income	—	428	—	(428)	—

Total revenue	98	1,682	—	(428)	1,352

		Rest of World
Interest Expense	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2010	US$‘000	US$‘000	US$‘000	US$’000	US$‘000

Interest Expense	85	410	—	—	495
Inter-segment Interest Expense	73	355	—	(428)	—

Total revenue	158	765	—	(428)	495

		Rest of World
Interest Income	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2009	US$‘000	US$‘000	US$‘000	US$’000	US$‘000

Interest Income Earned	—	6	2	—	8
Inter-segment Interest Income	—	1,157	—	(1,157)	—

Total revenue	—	1,163	2	(1,157)	8

		Rest of World
Interest Expense	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2009	US$‘000	US$‘000	US$‘000	US$’000	US$‘000

Interest Expense	11	1,178	3	—	1,192
Inter-segment Interest Expense	184	973	—	(1,157)	—

Total revenue	195	2,151	3	(1,157)	1,192

		Rest of World
Interest Income	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2008	US$‘000	US$‘000	US$‘000	US$’000	US$‘000

Interest Income Earned	1	62	2	—	65
Inter-segment Interest Income	—	2,038	—	(2,038)	—

Total revenue	1	2,100	2	(2,038)	65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
Interest Expense	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2008	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000

Interest Expense	5	2,147	8	—	2,160
Inter-segment Interest Expense	330	1,708	—	(2,038)	—

Total revenue	335	3,855	8	(2,038)	2,160

k)	The distribution of taxation (expense)/credit by geographical area was as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
	US$‘000	US$‘000	US$‘000
Rest of World — Ireland	591	(1,023)	3,716
Rest of World — Other	(815)	200	9
Americas	(718)	(268)	167

	(942)	(1,091)	3,892

l)	During 2010, 2009 and 2008 there were no customers generating 10% or more of total revenues.
m)	The distribution of capital expenditure by geographical area was as follows:

	December 31, 2010	December 31, 2009
	US$‘000	US$‘000
Rest of World — Ireland	4,077	6,816
Rest of World — Other	598	670
Americas	3,923	3,071

	8,598	10,557

3.	NET GAIN ON DIVESTMENT OF BUSINESS AND RESTRUCTURING EXPENSES

In May 2010, the Group sold its worldwide Coagulation business to Diagnostica Stago for US$89.9 million. Diagnostica Stago purchased the share capital of Trinity Biotech (UK Sales) Limited, Trinity Biotech GmbH and Trinity Biotech S.à.r.l, along with Coagulation assets of Biopool US Inc. and Trinity Biotech Manufacturing Limited. As part of the sale, the Group also transferred the leasing arrangements of one of its facilities in Bray, Ireland to Diagnostica Stago. Included in the sale are Trinity’s lists of coagulation customers and suppliers, all coagulation inventory, intellectual property and developed technology.

The Group received consideration of US$67.4 million and interest on deferred consideration of US$1.0 million in 2010. These proceeds were used in part to repay the Group’s bank loans in 2010 and accordingly there were no bank loans outstanding at December 31, 2010. A further US$11.25 million will be received from Diagnostica Stago in May 2011 (see note 16) and the remaining US$11.25 million will be received in May 2012 (see note 14). These amounts are recognised net of deferred interest. No conditions or earnout provisions will apply to this deferred element of the consideration, which is supported by a bank guarantee.

IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) outlines the disclosures required for a discontinued operation. However, the coagulation business falls outside of these criteria, principally owing to the fact that it is not defined as a component of the Group. A component is defined by IFRS 5 as “operations and cashflows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.” The Group has determined that neither the operations nor the cashflows of the coagulation business could be clearly distinguished, operationally or from a financial reporting viewpoint and therefore, on that basis, the coagulation business does not meet the definition of a discontinued operation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
3.	NET GAIN ON DIVESTMENT OF BUSINESS AND RESTRUCTURING EXPENSES (CONTINUED)

Accordingly, the Group has disclosed the Gain on Sale under the heading ‘Net gain on divestment of business and restructuring expenses’ in the income statement, where it is shown net of termination expenses of US$301,000 (see note 7). The Gain on divestment is also shown separately within the Segment Information note as required by IFRS 8 (Operating Segments) where appropriate (see note 2).

The gain on the divestment is summarised below according to the assets and liabilities which were divested in May 2010 as part of the sale. The assets and liabilities divested have been cross-referenced throughout this document in order to provide a clearer understanding of the movements which have occurred in the current financial year. The effect of the divestment is summarised as follows:

	2010	2010
	US$’000	US$’000
Total Consideration		89,923

Property, plant and equipment (net book value)	6,775
Goodwill and intangible assets	12,270
Deferred tax assets	123
Inventories (net)	21,528
Trade and other receivables	6,211
Cash and cash equivalents	427
Interest bearing loans and borrowings	(2,825)
Income tax payable	(70)
Trade and other payables	(3,463)
Deferred Tax Liabilities	(183)
Net identifiable assets disposed	40,793	(40,793)

Other Costs associated with the Divestiture of Coagulation		(2,355)
Net gain on divestment of business		46,775
Restructuring Expenses*		(301)
Net gain on divestment of business and restructuring expenses		46,474

*	The Restructuring Expenses relate to termination payments resulting from a restructuring programme announced in 2010 (see note 7).
4.	FINANCIAL INCOME AND EXPENSES

		December 31, 2010	December 31, 2009	December 31, 2008
	Note	US$‘000	US$‘000	US$‘000
Financial income:
Interest income		910	8	65
Other interest income		442	—	—

		1,352	8	65

Financial expense:
Finance lease interest		(67)	(135)	(123)
Interest payable on interest bearing loans and borrowings	20	(425)	(1,053)	(1,912)
Other interest expense		(3)	(4)	(125)

		(495)	(1,192)	(2,160)

Net Financing Income/(expense)		857	(1,184)	(2,095)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
4.	FINANCIAL INCOME AND EXPENSES (CONTINUED)

Other interest income recognised in 2010 is entirely comprised of interest income relating to the deferred consideration of US$22,500,000 due to the Company as a result of the sale of the Coagulation product line in 2010. For further information, see Note 3.

Other interest expense recognised in 2008 mainly comprises an interest expense arising from the discounting of the deferred consideration payable to bioMerieux, resulting from the acquisition of the Coagulation business during 2006, to reflect the present value of this additional consideration.

5.	OTHER OPERATING INCOME

	December 31, 2010	December 31, 2009	December 31, 2008
	US$‘000	US$‘000	US$‘000

Rental income from premises	213	222	237
Employment / training grants	(50)	215	936
Other income	1,453	—	—

	1,616	437	1,173

As part of the divestiture of the Coagulation business in May 2010, the Group entered into a Transitional Services Agreement (TSA) with Diagnostica Stago. The services provided by the Group to Stago under the TSA comprise mainly: accounting; information technology and logistics support and warehousing services.

Other income therefore, mainly comprises income recognised under the TSA. This income has not been treated as revenue since the TSA activities are incidental to the main revenue-generating activities of the Group.

6.	PROFIT/(LOSS) BEFORE TAX
The following amounts were charged / (credited) to the statement of operations:

	December 31, 2010	December 31, 2009	December 31, 2008
	US$‘000	US$‘000	US$‘000
Directors’ emoluments (including non-executive directors):
Remuneration	2,082	1,271	1,617
Pension	127	105	241
Share based payments	592	422	776
Compensation for loss of office	—	—	1,283
Other	39	—	44
Auditors’ remuneration
Audit fees	628	764	809
Non audit fees	31	21	31
Depreciation — leased assets	84	87	372
Depreciation — owned assets	1,146	1,699	4,053
Amortisation	1,589	1,959	3,616
Gain on divestiture of Coagulation business	46,775	—	—
Loss/(profit) on the disposal of property, plant and equipment	12	66	(682)
Net foreign exchange differences	1,119	32	(224)
Operating lease rentals:
Plant and machinery	5	15	31
Land and buildings	3,211	3,727	4,421
Other equipment	130	339	437

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
7.	PERSONNEL EXPENSES

	December 31, 2010	December 31, 2009	December 31, 2008
	US$‘000	US$‘000	US$‘000

Wages and salaries	25,491	39,967	48,755
Social welfare costs	2,279	4,237	5,338
Pension costs	897	1,350	1,442
Share-based payments	1,109	521	1,166

	29,776	46,075	56,701

Personnel expenses are shown net of capitalisations. Total personnel expenses (wages and salaries, social welfare costs and pension costs), inclusive of amounts capitalised, for the year ended December 31, 2010 amounted to US$32,506,000 (2009: US$50,459,000) (2008: US$61,644,000). Total share based payments, inclusive of amounts capitalised in the balance sheet, amounted to US$1,240,000 for the year ended December 31, 2010 (2009: US$599,000) (2008: US$1,193,000). See note 19.

Included in personnel expenses for the year ended December 31, 2010 is US$301,000 which relates to termination payments resulting from a restructuring programme announced in 2010. This programme involved a re-organisation of the Group’s HIV manufacturing activities and comprised termination payments for employees located in Ireland. This restructuring cost is included within Net gain on divestment of business and restructuring expenses, on the face of the income statement.

Included in personnel expenses for the year ended December 31, 2008 is US$589,000 which relates to termination payments resulting from the restructuring announced in December 2008 (see note 28).
The average number of persons employed by the Group in the financial year was 452 (2009: 676) (2008: 757) and is analysed into the following categories:

	December 31,	December 31,	December 31,
	2010	2009	2008

Research and development	37	61	57
Administration and sales	130	189	261
Manufacturing and quality	285	426	439

	452	676	757

The reduction in average headcount is mainly due to the fact that 321 employees transferred to the acquirer of the Coagulation business (Diagnostica Stago) in May 2010. These employees have been included in the average headcount numbers on a pro-rata basis up to their date of departure.

8.	PENSION SCHEMES

The Group operates defined contribution pension schemes for certain of its full time employees. The benefits under these schemes are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income amounted to US$897,000 (2009: US$1,350,000) (2008: US$1,442,000) (note 7). The pension accrual for the Group at December 31, 2010 was US$228,000 (2009: US$309,000), (2008: US$332,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
9.	INCOME TAX EXPENSE / (CREDIT)
(a)	The charge for tax based on the profit / (loss) comprises:

	December 31, 2010	December 31, 2009	December 31, 2008
	US$‘000	US$‘000	US$‘000
Current tax expense
Corporation tax at 12.5%	629	75	58
Overseas tax (a)	356	46	35
Adjustment in respect of prior years (b)	(138)	(120)	(33)

Total current tax expense	847	1	60

Deferred tax expense / (credit) (c)
Origination and reversal of temporary differences (see note 13)	380	1,354	(3,858)
Origination and reversal of net operating losses (see note 13)	(285)	(264)	(94)

Total deferred tax expense / (credit)	95	1,090	(3,952)

Total income tax charge / (credit) in income statement (d)	942	1,091	(3,892)

(a)	The overseas tax charge in 2010, 2009 and 2008 relates primarily to US State Taxes.

(b)
The credit in 2010 relates to the claim for Irish Research and Development Tax Credits (“R&D tax credits”) in respect of the year ended December 31, 2009. The credit in 2009 arises in respect of the finalisation of a claim for Irish Research and Development Tax Credits in respect of the year ended December 31, 2008 and the refund of US state taxes. The credit in 2008 relates primarily to the release of a provision for US State taxes at December 31, 2007 which was not considered to be required.

(c)
In 2010 there was a deferred tax credit of US$1,093,000 (2009: US$1,015,000 charge; 2008: US$3,744,000 credit) recognised in respect of Ireland and a deferred tax charge of US$1,188,000 (2009: US$75,000 charge; 2008: US$208,000 credit) recognised in respect of overseas tax jurisdictions.

(d)
In 2008 the impairment charge and restructuring charges had a significant impact on the income tax (credit)/charge in those financial years. The tax credit in 2008 includes a deferred tax credit of US$4,536,000 relating to the impairment and a deferred tax credit of US$215,000 relating to the restructuring (see note 28).

	December 31, 2010	December 31, 2009	December 31, 2008
Effective tax rate	US$‘000	US$‘000	US$‘000
Profit/(loss) before taxation	61,360	12,915	(81,670)
As a percentage of profit/(loss) before tax:
Current tax	1.38%	0.00%	0.07%
Total (current and deferred)	1.53%	8.45%	4.76%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
9.	INCOME TAX EXPENSE / (CREDIT) (CONTINUED)
The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective total tax rate for the Group:

	December 31, 2010	December 31, 2009	December 31, 2008
Irish corporation tax	12.50%	12.50%	12.50%
Adjustments in respect of prior years	(0.22%)	(0.93%)	0.04%
Effect of tax rates on overseas earnings	3.89%	25.30%	1.67%
Effect of non deductible expenses	0.32%	1.09%	(6.48%)
Effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised	(5.55%)	(30.66%)	(3.21%)
R&D tax credit	(0.06%)	—	0.29%

Effect of Irish income taxable at higher tax rate (a)	(9.35%)	1.15%	(0.05%)

Effective tax rate	1.53%	8.45%	4.76%

(a)
In 2010 the Irish income taxable at a higher tax rate has a negative effect on the overall corporation tax rate. This is because the gain arising on sale of the assets and liabilities of the coagulation business in Ireland, which is taxable at the higher tax rate of 25%, resulted in a capital loss and consequently no capital gains tax is payable. For further information see Note 3.

The effect of current year net operating losses and temporary differences for which no deferred tax asset was recognized is analyzed further in the table below (see also note 13). No deferred tax asset was recognized because there was no reversing deferred tax liability in the same jurisdiction reversing in the same period and no future taxable income in the same jurisdiction.

	Effect in	Percentage	Effect in	Percentage
	2010	effect in	2009	effect in
Unrecognised deferred tax assets	US$’000	2010	US$’000	2009
Temporary differences arising in USA	(387)	(0.63%)	(3,076)	(23.83%)
Net operating losses arising in USA	(3,059)	(4.99%)	(1,055)	(8.16%)
Net operating losses arising in Ireland	104	0.17%	—	—
Net operating losses arising in France	(89)	(0.14%)	263	2.03%
Net operating losses arising in Germany	26	0.04%	(588)	(4.55%)

	(3,405)	(5.55%)	(4,456)	(34.52%)

Group Unrecognised deferred tax assets	0	0.0%	348	2.69%
Change in tax rates	0	0.0%	149	1.15%

Total	(3,405)	(5.55%)	(3,959)	(30.66%)

Deferred tax recognised directly in equity

	December 31, 2010	December 31, 2009	December 31, 2008
	US$‘000	US$‘000	US$‘000
Relating to forward contracts as hedged instruments	6	3	26

	6	3	26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
9.	INCOME TAX EXPENSE / (CREDIT) (CONTINUED)
a.	The distribution of profit/(loss) before taxes by geographical area was as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
	US$‘000	US$‘000	US$‘000
Rest of World — Ireland	38,161	5,240	(59,917)
Rest of World — Other	10,411	(1,206)	(4,395)
Americas	12,788	8,881	(17,358)

	61,360	12,915	(81,670)

b.	At December 31, 2010, the Group had unutilised net operating losses as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
	US$‘000	US$‘000	US$‘000
USA	1,841	7,569	10,167
Ireland	999	1,918	290
France	—	2,368	1,812
Germany	—	1,152	3,245
UK	—	101	197

	2,840	13,108	15,711

The utilisation of these net operating loss carryforwards is limited to future profits in the USA and Ireland. The US net operating loss has a maximum carryforward of 20 years. US$847,000 will expire by December 31, 2026 and US$994,000 will expire by December 31, 2027. The Irish net operating losses can be carried forward indefinitely.

The unutilised net operating losses in France, Germany and UK were transferred to Diagnostica Stago on April 30, 2010 following their purchase of Trinity Biotech S.à.r.l., Trinity Biotech GmbH and Trinity Biotech (UK Sales) Limited respectively. At December 31, 2009, the Group recognised a deferred tax asset of US$96,000 (2008: US$133,000) in respect of net operating loss carryforwards in Germany and the UK, as there were sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which would result in taxable amounts against which the unused tax losses could be utilised before they expire.

At December 31, 2010, the Group had unrecognised deferred tax assets in respect of unused tax losses, unused tax credits and deductible temporary differences as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
	US$‘000	US$‘000	US$‘000
USA — unused tax losses	—	3,071	4,126
Germany — unused tax losses	—	427	866
France — unused tax losses	—	861	598
Ireland — unused tax losses	177	73	73
USA — unused tax credits	358	346	346
USA—deductible temporary differences	—	387	3,464

Unrecognised Deferred Tax Asset	535	5,165	9,473

The accounting policy for deferred tax is to calculate the deferred tax asset that is deemed recoverable, considering all sources for future taxable profits. The deferred tax assets in the above table have not been recognized due to uncertainty regarding the full utilization of these losses in the related tax jurisdiction in future periods. Only when it is probable that future profits will be available to utilize the forward losses or temporary differences is a deferred tax asset recognized. When there is a reversing deferred tax liability in that jurisdiction that reverses in the same period, the deferred tax asset is restricted so that it equals the reversing deferred tax liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
9.	INCOME TAX EXPENSE / (CREDIT) (CONTINUED)

At December 31, 2009 a deferred tax asset of US $3,071,000 (2008 : US$4,126,000) in respect of net operating losses in the US and US$387,000 (2008: US$3,464,000) in respect of temporary differences in the US were not recognised because the deferred tax asset was restricted in order that it equalled the reversing deferred tax liability in the US. The net operating losses in the USA have reduced significantly in 2010, mainly due to the profit earned on the sale of the coagulation business. The reduction in net operating losses has resulted in the deferred tax asset being less than the reversing deferred tax liability. As a result, the unrecognised deferred tax assets in respect of unused tax losses and temporary differences have reduced to nil at December 31, 2010.

The Group has US state credit carryforwards of US$358,000 at December 31, 2010 (2009: US$346,000). A deferred tax asset of US$358,000 (2009: US$346,000) in respect of US state credit carryforwards was not recognised in 2010 due to uncertainties regarding future full utilisation of these state credit carryforwards in the related tax jurisdiction in future periods. Unused tax losses in respect of Germany and France have been transferred to Diagnostica Stago following their purchase of the Group’s German and French subsidiaries in 2010.

10.	EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per ordinary share

Basic earnings/(loss) per ordinary share for the Group is computed by dividing the profit after taxation of US$60,418,000 (2009: profit after tax of US$11,824,000) (2008: loss after tax of US$77,778,000) for the financial year by the weighted average number of ‘A’ ordinary and ‘B’ ordinary shares in issue of 84,734,378 (2009: 83,737,884) (2008: 81,394,075). 1,400,000 of the total weighted average shares used as the EPS denominator relate to the 700,000 ‘B’ ordinary shares in issue. In all respects these shares are treated the same as ‘A’ ordinary shares except for the fact that they have two voting rights per share, rights to participate in any liquidation or sale of the Group and to receive dividends as if each Class ‘B’ ordinary share were two Class ‘A’ ordinary shares. Hence the earnings/(loss) per share for a ‘B’ ordinary share is exactly twice the earnings/ (loss) per share of an ‘A’ ordinary share.

	December 31,	December 31,	December 31,
	2010	2009	2008

‘A’ ordinary shares	83,334,378	82,337,884	79,994,075
‘B’ ordinary shares (multiplied by 2)	1,400,000	1,400,000	1,400,000

Basic earnings/ (loss) per share denominator	84,734,378	83,737,884	81,394,075

Reconciliation to weighted average earnings per share denominator:
Number of A ordinary shares at January 1 (note 18)	82,952,037	82,017,581	74,756,765
Number of B ordinary shares at January 1 (multiplied by 2)	1,400,000	1,400,000	1,400,000
Weighted average number of shares issued during the year	382,341	320,303	5,237,310

Basic earnings/ (loss) per share denominator	84,734,378	83,737,884	81,394,075

The weighted average number of shares issued during the year is calculated by taking the number of shares issued multiplied by the number of days in the year each share is in issue divided by 365 days.

Diluted earnings/ (loss) per ordinary share

Diluted earnings/ (loss) per ordinary share is computed by dividing the profit after tax of US$60,418,000 (2009: profit after tax of US$11,824,000) (2008: loss after tax of US$77,778,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 86,661,535 (2009: 83,772,094) (2008: 81,394,075).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
10.	EARNINGS/(LOSS) PER SHARE (CONTINUED)
The basic weighted average number of shares for the Group may be reconciled to the number used in the diluted earnings/ (loss) per ordinary share calculation as follows:

	December 31,	December 31,	December 31,
	2010	2009	2008

Basic earnings/ (loss) per share denominator (see above)	84,734,378	83,737,884	81,394,075
Issuable on exercise of options and warrants	1,927,157	34,210	—

Diluted earnings/ (loss) per share denominator *	86,661,535	83,772,094	81,394,075

*
At December 31, 2010 and December 31, 2009 the number of shares issuable on the exercise of options and warrants was dilutive. At December 31, 2008, the number of shares issuable on the exercise of options and warrants was not dilutive.

Earnings per ADS

In June 2005, Trinity Biotech adjusted its ADS ratio from 1 ADS: 1 Ordinary Share to 1 ADS: 4 Ordinary Shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic earnings/ (loss) per ADS for the Group is computed by dividing the profit after taxation of US$60,418,000 (2009: profit after tax of US$11,824,000) (2008: loss after tax of US$77,778,000) for the financial year by the weighted average number of ADS in issue of 21,183,594 (2009: 20,934,471); (2008: 20,348,519).

	December 31,	December 31,	December 31,
	2010	2009	2008
‘A’ ordinary shares — ADS	20,833,594	20,584,471	19,998,519
‘B’ ordinary shares — ADS	350,000	350,000	350,000

Basic earnings/ (loss) per share denominator	21,183,594	20,934,471	20,348,519

Diluted earnings/ (loss) per ADS for the Group is computed by dividing the profit after taxation of US$60,418,000 (2009: profit after taxation of US$11,824,000) (2008: loss after tax of US$77,778,000) for the financial year, by the diluted weighted average number of ADS in issue of 21,665,383 (2009: 20,943,024) (2008: 20,348,519).

The basic weighted average number of ADS shares for the Group may be reconciled to the number used in the diluted earnings per ADS share calculation as follows:

	December 31,	December 31,	December 31,
	2010	2009	2008
Basic earnings/ (loss) per share denominator (see above)	21,183,594	20,934,471	20,348,519
Issuable on exercise of options and warrants	481,789	8,553	—

Diluted (loss)/ earnings per share denominator *	21,665,383	20,943,024	20,348,519

*
At December 31, 2010 and December 31, 2009, the number of shares issuable on the exercise of options and warrants was dilutive. At December 31, 2008, the number of ADSs issuable on the exercise of options and warrants was not dilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
11.	PROPERTY, PLANT AND EQUIPMENT

			Computers,
	Freehold land	Leasehold	fixtures and	Plant and
	and buildings	improvements	fittings	equipment	Total
	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cost

At January 1, 2009	5,716	3,682	5,706	31,390	46,494
Additions	29	8	157	2,111	2,305
Disposals / retirements	—	—	(322)	(933)	(1,255)
Exchange adjustments	81	—	5	117	203

At December 31, 2009	5,826	3,690	5,546	32,685	47,747

At January 1, 2010	5,826	3,690	5,546	32,685	47,747
Additions	11	188	453	1,644	2,296
Disposals / retirements	(3,498)	(1,625)	(1,695)	(20,233)	(27,051)
Exchange adjustments	(259)	—	(14)	(156)	(429)

At December 31, 2010	2,080	2,253	4,290	13,940	22,563

Accumulated depreciation and impairment losses

At January 1, 2009	(1,077)	(3,161)	(5,081)	(25,320)	(34,639)
Charge for the year	(124)	(92)	(159)	(1,411)	(1,786)
Disposals / retirements	—	—	322	618	940
Exchange adjustments	(10)	—	(5)	(73)	(88)

At December 31, 2009	(1,211)	(3,253)	(4,923)	(26,186)	(35,573)

At January 1, 2010	(1,211)	(3,253)	(4,923)	(26,186)	(35,573)
Charge for the year	(146)	(79)	(144)	(861)	(1,230)
Disposals / retirements	571	1,396	1,331	16,929	20,227
Exchange adjustments	5	—	1	6	12

At December 31, 2010	(781)	(1,936)	(3,735)	(10,112)	(16,564)

Carrying amounts
At December 31, 2010	1,299	317	555	3,828	5,999

At December 31, 2009	4,615	437	623	6,499	12,174

Included within disposals/retirements in 2010 is Property, Plant and Equipment with a net book value of US$6,775,000, which was disposed of as part of the divestiture of the Coagulation business in May 2010 (see note 3).

The annual impairment review performed at December 31, 2010 and December 31, 2009, showed that the carrying value of the Group’s assets did not exceed the amount that could be recovered through their use or sale and, on that basis, there was no impairment in 2010 or 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
11.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Assets held under operating leases (where the Company is the lessor)

Included in the carrying amount of property, plant and equipment are a number of assets included in plant and equipment which generate operating lease revenue for the Group. The net book value of these assets as at December 31, 2010 is US$557,000 (2009: US$1,409,000). Depreciation charged on these assets in 2010 amounted to US$126,000 (2009: US$427,000).

Included in disposals/retirements in 2010 is US$15,000 (2009: US$321,000) relating to the net book value of leased instruments reclassified as inventory on return from customers.

Assets held under finance leases

Included in the carrying amount of property, plant and equipment is an amount for capitalised leased assets of US$499,000 (2009: US$704,000). The leased equipment secures the lease obligations (note 20). The depreciation charge in respect of capitalised leased assets for the year ended December 31, 2010 was US$85,000 (2009: US$ US$87,000). This is split as follows:

		Computers,
	Leasehold	fixtures and	Plant and
	improvements	fittings	equipment	Total
At December 31, 2010	US$‘000	US$‘000	US$‘000	US$‘000

Depreciation charge	—	—	85	85
Carrying value
At December 31, 2010	—	—	499	499

		Computers,
	Leasehold	fixtures and	Plant and
	improvements	fittings	equipment	Total
At December 31, 2009	US$‘000	US$‘000	US$‘000	US$‘000

Depreciation charge	7	7	73	87
Carrying value
At December 31, 2009	26	48	630	704

Property, plant and equipment under construction

There were no assets in the course of construction included in plant and equipment at December 31, 2010 (2009: US$9,000). The assets in the course of construction at December 31, 2009 were transferred to additions during the course of the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
12.	GOODWILL AND INTANGIBLE ASSETS

		Development	Patents and
	Goodwill	costs	licences	Other	Total
	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cost

At January 1, 2009	79,599	34,212	10,093	26,078	149,982
Additions	—	7,845	—	407	8,252
Disposals / retirements	—	—	—	(25)	(25)
Exchange adjustments	—	13	—	4	17

At December 31, 2009	79,599	42,070	10,093	26,464	158,226

At January 1, 2010	79,599	42,070	10,093	26,464	158,226
Additions	—	5,887	8	407	6,302
Disposals / retirements	(32,345)	(20,113)	(3,675)	(7,169)	(63,302)
Exchange adjustments	—	(13)	—	(4)	(17)

At December 31, 2010	47,254	27,831	6,426	19,698	101,209

Accumulated amortisation and Impairment losses

At January 1, 2009	(59,546)	(28,874)	(8,808)	(14,229)	(111,457)
Charge for the year	—	(401)	(149)	(1,409)	(1,959)
Disposals / retirements	—	—	—	25	25
Exchange adjustments	—	(10)	—	(3)	(13)

At December 31, 2009	(59,546)	(29,285)	(8,957)	(15,616)	(113,404)

At January 1, 2010	(59,546)	(29,285)	(8,957)	(15,616)	(113,404)
Charge for the year	—	(297)	(86)	(1,206)	(1,589)
Disposals / retirements	30,120	11,824	3,184	5,904	51,032
Exchange adjustments	—	—	—	—	—

At December 31, 2010	(29,426)	(17,758)	(5,859)	(10,918)	(63,961)

Carrying amounts
At December 31, 2010	17,828	10,073	567	8,780	37,248

At December 31, 2009	20,053	12,785	1,136	10,848	44,822

Included within disposals/retirements in 2010 are intangible assets with a net book value of US$12,270,000, which were disposed of as part of the divestiture of the Coagulation business in May 2010 (see Note 3).

Included within development costs are costs of US$8,682,000 which were not amortised in 2010 (2009: US$4,564,000). These development costs are not being amortised as the projects to which the costs relate were not fully complete at December 31, 2010 or at December 31, 2009. As at December 31, 2010 these projects are expected to be completed during the period from January 1, 2011 to December 31, 2013 at an expected further cost of approximately US$6.5 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)
The following represents the costs incurred during each period presented for each of the principal development projects:

	2010	2009
Product Name	US$’000	US$’000
Premier Hb 9210 Instrument for Haemoglobin A1c testing	2,569	1,023
Destiny Max coagulation instrument*	956	3,234
Bordetella Pertussis Western Blot test	337	156
Tristat point of care instrument	318	1,072
Coagulation assays and intermediates*	312	1,010
HIV Ag-Ab rapid test	247	—
Legionella Urinary Antigen	198	—
Syphilis Rapid point-of-care test	185	—
Unigold Recombigen HIV Rapid enhancement	142	456
Lyme assays	—	629
Trinblot Scanner	—	72
Other projects with spend less than $150,000	623	193

Total capitalized development costs	5,887	7,845

*	Note that these projects ceased in May 2010 following the divestiture of the Coagulation Business.

All of the development projects for which costs have been capitalized are judged to be technically feasible, commercially viable and likely to produce future economic benefits. In reaching this conclusion, many factors have been considered including the following:

(a)
The Group only develops products within its field of expertise. The R&D team is experienced in developing new products in this field and this experience means that only products which have a high probability of technical success are put forward for consideration as potential new products.

(b)
A technical feasibility study is undertaken in advance of every project. The feasibility study for each project is reviewed by the R&D team leader, and by other senior management depending on the size of the project. The feasibility study occurs in the initial research phase of the project and costs in this phase are not capitalized.

(c)
Nearly all of our new product developments involve the transfer of our existing product know-how to a new application. The Group does not engage in pure research. Every development project is undertaken with the intention of bringing a particular new product to market for which there is a known demand.

(d)	The commercial feasibility of each new product is established prior to commencement of a project by ensuring it is projected to achieve an acceptable income after applying appropriate discount rates.
Other intangible assets consist primarily of acquired customer and supplier lists, trade names, website and software costs.
Amortisation is charged to the statement of operations through the selling, general and administrative expenses line.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)
Included in other intangibles are the following indefinite lived assets:

	December 31, 2010	December 31, 2009
	US$‘000	US$‘000
Fitzgerald trade name	970	970
RDI trade name	560	560
Primus trade name	670	670

	2,200	2,200

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

The recoverable amount of goodwill and intangible assets contained in each of the Group’s CGU’s is determined based on the greater of the fair value less cost to sell and value in use calculations. The Group operates in one market sector (namely diagnostics) and accordingly the key assumptions are similar for all CGU’s. The value in use calculations use cash flow projections based on the 2011 budget and projections for a further four years using projected revenue and cost growth rates of between 3% and 5%. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate are used in the value in use calculations. The cashflows and terminal values for the CGU’s are discounted using pre-tax discount rates which range from 18% to 32%.

The value in use calculation is subject to significant estimation, uncertainty and accounting judgements and are particularly sensitive in the following areas. In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, the following impairment loss/write back would be recorded at December 31, 2010:

•	No impairment loss or reversal of impairment in the event of a 10% increase in the growth in revenues.
•	No impairment loss or reversal of impairment in the event of a 10% decrease in the growth in revenues.

Similarly if there was a 10% variation in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be the following impairment loss/write back would be recorded at December 31, 2010:

•	No impairment loss or reversal of impairment in the event of a 10% decrease in the discount rate
•	No impairment loss or reversal of impairment in the event of a 10% increase in the discount rate

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
13.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities of the Group are attributable to the following:

	Assets		Liabilities		Net
	2010	2009	2010	2009	2010	2009
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Property, plant and equipment	2,369	3,869	(581)	(1,187)	1,788	2,682
Intangible assets	—	—	(6,031)	(6,343)	(6,031)	(6,343)
Inventories	955	1,253	—	—	955	1,253
Provisions	294	118	—	—	294	118
Other items	216	—	(578)	(680)	(362)	(680)
Tax value of loss carryforwards recognised	846	561		—	846	561

Deferred tax assets/(liabilities)	4,680	5,801	(7,190)	(8,210)	(2,510)	(2,409)

The deferred tax asset in 2010 is due mainly to deductible temporary differences relating to property, plant and equipment, inventory and the elimination of unrealised intercompany inventory profit. The deferred tax asset decreased US$1,121,000 in 2010 principally due to a decrease in unrecognised deferred tax assets. The accounting policy for deferred tax is to calculate the deferred tax asset that is deemed recoverable, considering all sources for future taxable profits. However when there is a reversing deferred tax liability in that jurisdiction that reverses in the same period, the deferred tax asset is restricted so that it equals the reversing deferred tax liability.

The deferred tax assets in Germany and UK were derecognised in 2010 following the divestiture of the German and UK subsidiaries to Diagnostica Stago (see Note 3 for further information on the divestiture of these subsidiaries). At December 31, 2009, the Group recognised a deferred tax asset of US$96,000 (2008: US$133,000) in respect of net operating loss carryforwards in Germany and the UK, as there were sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which would result in taxable amounts against which the unused tax losses could be utilised before they expire.

The deferred tax liability is caused by the net book value of non-current assets being greater than the tax written down value of non-current assets, temporary differences due to the acceleration of the recognition of certain charges in calculating taxable income permitted in Ireland and the USA and deferred tax recognised on fair value asset uplifts in connection with business combinations. The deferred tax liability decreased US$1,020,000 in 2010, principally due to sale of property, plant and equipment and intangible assets to Diagnostica Stago and the resulting elimination of the temporary differences in respect of these assets.

Deferred tax assets and liabilities are only offset when the entity has a legally enforceable right to set off current tax assets against current tax liabilities and where the intention is to settle current tax liabilities and assets on a net basis or to realise the assets and settle the liabilities simultaneously. At December 31, 2010 and at December 31, 2009 no deferred tax assets and liabilities are offset as it is not certain as to whether there is a legally enforceable right to set off current tax assets against current tax liabilities and it is also uncertain as to what current tax assets may be set off against current tax liabilities and in what periods.

Unrecognised deferred tax assets
Deferred tax assets have not been recognised by the Group in respect of the following items:

	December 31, 2010	December 31, 2009
	US$’000	US$’000
Capital losses	8,513	6,138
Net operating losses	704	11,720
US state credit carryforwards	358	346
Deductible temporary differences	—	954

	9,575	19,158

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
13.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

There was a decrease of US$9,583,000 in the unrecognised deferred tax assets during the year ended December 31, 2010. For comments on the uncertainty prompting less than full recognition refer to note 9. The movement in the unrecognised deferred tax assets during the year ended December 31, 2010 is analysed as follows:

	Increase/	Applicable
	(decrease)	tax rate	Tax effect
Movement in Unrecognised deferred tax assets	US$’000%		US$’000
Deductible temporary differences	(954)	40.6%	(387)
Net operating losses Ireland	414	25.0%	104
Net operating losses USA	(7,569)	40.6%	(3,071)
Net operating losses France to date of divestiture	(267)	33.0%	(89)
Net operating losses Germany to date of divestiture	79	34.0%	26
US state credit carryforwards	12	n/a	12

	(8,285)		(3,405)
Capital losses in Ireland	2,375	25.0%	594
Net operating losses France eliminated on divestiture	(2,341)	33.0%	(773)
Net operating losses Germany eliminated on divestiture	(1,332)	34.0%	(453)

	(9,583)		(4,037)

At December 31, 2009 net operating losses in the US of US$3,071,000 and temporary differences of $954,000 also in the US were not recognised because recognition would have resulted in the deferred tax asset exceeding the reversing deferred tax liability in the US. At December 31, 2010 the deferred tax asset in the US is less than the reversing deferred tax liability and therefore no restriction is required on the amount of net operating losses and temporary differences recognised as deferred tax assets.

A deferred tax asset of US$358,000 (2009: US$346,000) in respect of US state credit carryforwards was not recognised due to uncertainties regarding the timing of the utilisation of these state credit carryforwards in the related tax jurisdiction in future periods.

A deferred tax asset of US$177,000 (2009: US$73,000) in respect of net operating losses of US$704,000 (2009: US$290,000) in Ireland was not recognised due to uncertainties regarding the timing of the utilisation of these losses in the relevant entity in future periods.

A deferred tax asset of US$772,000 (2009: US$861,000) in respect of net operating losses of US$2,341,000 (2009: US$2,608,000) in France was not recognised up to the date of divestiture of the Group’s French subsidiary due to uncertainties regarding the timing of the utilisation of these losses in the related tax jurisdiction in future periods.

A deferred tax asset of US$453,000 (2009: US$427,000) in respect of net operating losses of US$1,332,000 (2009: US$1,253,000) in Germany and UK was not recognised up to the date of divestiture of the Group’s German and UK subsidiaries due to uncertainties regarding the timing of the utilisation of these losses in the related tax jurisdictions in future periods.

No deferred tax asset is recognised in respect of a capital loss forward of US$8,513,000 (2009: US$6,138,000) in Ireland as it is not probable that there will be future capital gains against which to offset these capital losses. The increase in the capital loss in 2010 is due to the divestiture of the assets and liabilities of the coagulation business in Ireland (see Note 3 for further information).

Unrecognised deferred tax liabilities

At December 31, 2010 and 2009, there was no recognised or unrecognised deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries. The Company is able to control the timing of the reversal of the temporary differences of its subsidiaries and it is probable that these temporary differences will not reverse in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
13.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)
Movement in temporary differences during the year

				Balance
	Balance	Recognised in	Recognised	December 31,
	January, 1 2010	income	in equity	2010
	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	2,682	(894)	—	1,788
Intangible assets	(6,343)	312	—	(6,031)
Inventories	1,253	(298)	—	955
Provisions	118	176	—	294
Other items	(680)	324	(6)	(362)
Tax value of loss carryforwards recognised	561	285	—	846

	(2,409)	(95)	(6)	(2,510)

				Balance
	Balance	Recognised in	Recognised	December 31,
	January, 1 2009	income	in equity	2009
	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	400	2,282	—	2,682
Intangible assets	(3,069)	(3,274)	—	(6,343)
Inventories	1,214	39	—	1,253
Provisions	255	(137)	—	118
Other items	(419)	(264)	3	(680)
Tax value of loss carryforwards recognised	297	264	—	561

	(1,322)	(1,090)	3	(2,409)

14.	OTHER ASSETS

	December 31, 2010	December 31, 2009
	US$‘000	US$‘000

Deferred Consideration	11,138	—
Finance lease receivables (see note 16)	412	1,106
Other assets	73	106

	11,623	1,212

The deferred consideration arises as a result of the sale of the coagulation business (see note 3) and comprises US$11,250,000 of a receivable due from Diagnostica Stago in May 2012 — shown net of US$112,000 of deferred interest income. A further US$11,250,000 (net US$10,804,000) is receivable in May 2011 and, as this falls due within one year, it is shown in Note 16, Trade and Other Receivables.

The Group leases instruments as part of its business. For details of future minimum finance lease receivables with non-cancellable terms, please refer to note 16.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
15.	INVENTORIES

	December 31, 2010	December 31, 2009
	US$‘000	US$‘000

Raw materials and consumables	4,516	9,191
Work-in-progress	4,676	10,478
Finished goods	8,384	19,529

	17,576	39,198

All inventories are stated at the lower of cost or net realisable value. Total inventories for the Group are shown net of provisions of US$6,400,000 (2009: US$12,566,000). Note 3 outlines the net inventories which were transferred to Diagnostica Stago during the year as part of the divestiture of the Coagulation business.

The movement on the inventory provision for the three year period to December 31, 2010 is as follows:

	December 31,	December 31,	December 31,
	2010	2009	2008
	US$‘000	US$‘000	US$‘000

Opening provision at January 1	12,566	16,461	18,234
Charged during the year	3,006	2,064	1,570
Utilised during the year	(8,440)	(4,751)	(2,182)
Released during the year	(732)	(1,208)	(1,161)

Closing provision at December 31	6,400	12,566	16,461

16.	TRADE AND OTHER RECEIVABLES

	December 31, 2010	December 31, 2009
	US$‘000	US$‘000

Trade receivables, net of impairment losses	11,762	20,120
Deferred consideration	10,804	—
Prepayments	2,331	1,798
Value added tax	204	67
Finance lease receivables	229	692
Other receivables	199	254

	25,529	22,931

The deferred consideration arises as a result of the sale of the coagulation business (see note 3) and comprises US$11,250,000 of a receivable due from Diagnostica Stago in May 2011 — shown net of US$446,000 of deferred interest income. A further US$11,250,000 (net US$11,138,000) is receivable in May 2012 and, as this falls due after one year, it is shown in Note 14, Other Assets.

Trade receivables are shown net of an impairment losses provision of US$1,443,000 (2009: US$855,000) (see note 27).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
16.	TRADE AND OTHER RECEIVABLES (CONTINUED)
Leases as lessor
(i)	Finance lease commitments — Group as lessor
The Group leases instruments as part of its business. Future minimum finance lease receivables with non-cancellable terms are as follows:

	December 31, 2010
	US$‘000
			Minimum
	Gross	Unearned	Payments
	investment	income	receivable
Less than one year	367	138	229
Between one and five years (note 14)	628	216	412

	995	354	641

	December 31, 2009
	US$‘000
			Minimum
	Gross	Unearned	payments
	investment	income	receivable
Less than one year	1,002	310	692
Between one and five years (note 14)	1,559	453	1,106

	2,561	763	1,798

In 2010, the Group classified future minimum lease receivables between one and five years of US$412,000 (2009: US$1,106,000) to Other Assets, see note 14. Under the terms of the lease arrangements, no contingent rents are receivable.

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

Future minimum rentals receivable under non-cancellable operating leases are as follows:

	December 31, 2010
	US$’000
	Land and
	buildings	Instruments	Total
Less than one year	209	1,759	1,968
Between one and five years	838	689	1,527
More than five years	157	—	157

	1,204	2,448	3,652

	December 31, 2009
	US$’000
	Land and
	buildings	Instruments	Total
Less than one year	228	1,992	2,220
Between one and five years	911	852	1,763
More than five years	399	—	399

	1,538	2,844	4,382

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
17.	CASH AND CASH EQUIVALENTS

	December 31, 2010	December 31, 2009
	US$’000	US$’000
Cash at bank and in hand	2,449	4,711
Short-term deposits	55,553	1,367

Cash and cash equivalents in the statements of cash flows	58,002	6,078

Cash relates to all cash balances which are readily available at year end. Cash equivalents relate to all cash balances on deposit, with a maturity of less than six months, which are not restricted. See note 25 (c).

18.	CAPITAL AND RESERVES
Share capital

	Class ‘A’ Ordinary shares	Class ‘A’ Ordinary shares
In thousands of shares	2010	2009

In issue at January 1	82,952	82,017
Issued for cash	1,165	935

In issue at December 31	84,117	82,952

	Class ‘B’ Ordinary shares	Class ‘B’ Ordinary shares
In thousands of shares	2010	2009

In issue at January 1	700	700
Issued for cash	—	—

In issue at December 31	700	700

The Group had authorised share capital of 200,000,000 ‘A’ ordinary shares of US$0.0109 each (2009: 200,000,000 ‘A’ ordinary shares of US$0.0109 each) and 700,000 ‘B’ ordinary shares of US$0.0109 each (2009: 700,000 ‘B’ ordinary shares of US$0.0109 each) as at December 31, 2010.

(a)
During 2010, the Group issued 1,165,000 ‘A’ Ordinary shares from the exercise of warrants and employee options for a consideration of US$1,023,000 settled in cash. The Group incurred costs of US$64,000 in connection with the issue of shares.

(b)
During 2009, the Group issued 935,000 ‘A’ Ordinary shares from the exercise of employee options for a consideration of US$897,000 settled in cash. The Group incurred costs of US$68,000 in connection with the issue of shares.

(c)
Since its incorporation the Group has not declared or paid dividends on its ‘A’ Ordinary Shares or ‘B’ Ordinary Shares. In 2011 the Company announced that it intended to commence a dividend policy, to be paid once a year. In this regard, the Board have proposed a final dividend of 10 cent per ADR in respect of 2010 and this proposal will be submitted to shareholders for their approval at the next Annual General Meeting of the Company. As provided in the Articles of Association of the Company, dividends or other distributions are declared and paid in US Dollars.

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
DECEMBER 31, 2010
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

In accordance with IFRS 2, 3,477,068 warrants with a fair value of US$4,529,000 (2009: 3,437,068 warrants with a fair value of US$4,498,000) have been classified as a separate reserve. There were no new warrants issued by the Group in 2009.

The following input assumptions were made to fair value the warrants issued by the Group during 2010:

Fair value at date of measurement	US$	0.77

Share price	US$	1.50
Exercise price	US$	1.50
Expected volatility		72.65%
Contractual life	7 years
Risk free rate		1.62%
Expected dividend yield		—
The following input assumptions were made to fair value the warrants issued by the Group during 2008:

Fair value at date of measurement	US$	0.32

Share price	US$	0.91
Exercise price	US$	1.39
Expected volatility		51.31%
Contractual life	5 years
Risk free rate		2.57%
Expected dividend yield		—
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

The Company granted warrants to purchase 40,000 Class ‘A’ Ordinary Shares (vesting immediately) in April 2010. These warrants were issued at an exercise price of US$1.50 and have a seven year life.

	December 31, 2010	December 31, 2009

Outstanding at beginning of year	2,178,244	3,437,068
Granted	40,000	—
Exercised	(546,000)	—
Forfeited	—	(1,258,824)

Outstanding at end of year	1,672,244	2,178,244

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
19.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)
Options

Under the terms of the Company’s Employee Share Option Plans, options to purchase 9,281,427 (excluding warrants of 1,672,244) ‘A’ Ordinary Shares were outstanding at December 31, 2010. Under the Plans, options are granted to officers, employees and consultants of the Group at the discretion of the Compensation Committee (designated by the board of directors), under the terms outlined below.

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

		Weighted-
		average
	Options and	exercise price	Range
	warrants	US$	US$
Outstanding January 1, 2008	9,068,119	2.36	0.98 - 5.25
Granted	4,378,244	1.14	0.74 - 1.66
Exercised	—	—	—
Forfeited	(1,635,249)	1.58	0.74 - 4.50

Outstanding at end of year	11,811,114	2.01	0.74 - 5.25

Exercisable at end of year	8,670,013	2.27	0.74 - 5.25

Outstanding January 1, 2009	11,811,114	2.01	0.74 - 5.25
Granted	2,220,000	0.66	0.66 - 0.66
Exercised	(934,456)	0.96	0.74 - 1.07
Forfeited	(2,447,948)	3.52	0.87 - 5.25

Outstanding at end of year	10,648,710	1.48	0.66 - 4.00

Exercisable at end of year	6,915,952	1.84	0.74 - 4.00

Outstanding January 1, 2010	10,648,710	1.48	0.66 - 4.00
Granted	3,760,000	1.47	0.97 - 2.00
Exercised	(1,410,156)	1.02	0.66 - 1.78
Forfeited	(2,044,883)	1.96	0.87 - 4.00

Outstanding at end of year	10,953,671	1.44	0.66 - 4.00

Exercisable at end of year	5,226,413	1.70	0.66 - 4.00

The weighted average share price per ‘A’ Ordinary share at the date of exercise for options exercised in 2010 was US$1.65 (2009: US$1.05). There were no share options exercised in 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
19.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

The opening share price per ‘A’ Ordinary share at the start of the financial year was US$1.04 (2009: US$0.40) (2008: US$1.68) and the closing share price at December 31, 2010 was US$2.20 (2009: US$1.01) (2008: US$0.40). The average share price for the year ended December 31, 2010 was US$1.54.

A summary of the range of prices for the Company’s stock options and warrants for the year ended December 31, 2010 follows:

	Outstanding			Exercisable
			Weighted-			Weighted-
			avg			avg
			contractual			contractual
		Weighted-	life		Weighted-	life
	No. of	avg exercise	remaining	No. of	avg exercise	remaining
Exercise price range	options/warrants	price	(years)	options/warrants	price	(years)
US$0.66-US$0.99	2,761,677	0.72	5.21	638,336	0.72	4.88
US$1.00-US$2.05	6,430,244	1.48	4.47	2,847,744	1.47	2.39
US$2.06-US$2.99	1,733,250	2.41	1.59	1,711,833	2.41	1.57
US$3.00-US$4.00	28,500	3.27	0.69	28,500	3.27	0.69

	10,953,671			5,226,413

The weighted-average remaining contractual life of options and warrants outstanding at December 31, 2009 was 4.19 years (2009: 3.88 years).
A summary of the range of prices for the Company’s stock options and warrants for the year ended December 31, 2009 follows:

	Outstanding				Exercisable
				Weighted-				Weighted-
				avg				avg
				contractual				contractual
		Weighted-		life		Weighted-		life
	No. of	avg exercise		remaining	No. of	avg exercise		remaining
Exercise price range	options	price		(years)	options	price		(years)
US$0.66-US$0.99	3,275,000	US$	0.70	6.12	196,666	US$	0.74	5.72
US$1.00-US$2.05	4,666,294	US$	1.47	3.02	4,141,040	US$	1.51	2.76
US$2.06-US$2.99	2,551,916	US$	2.38	2.74	2,422,746	US$	2.39	2.66
US$3.00-US$5.25	155,500	US$	3.21	1.37	155,500	US$	3.21	1.37

	10,648,710				6,915,952

The recognition and measurement principles of IFRS 2 have been applied to share options granted under the Company’s Share Option Plans since November 7, 2002 which have not vested by January 1, 2005 in accordance with IFRS 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
19.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)
Charge for the year under IFRS 2
The charge for the year is calculated based on the fair value of the options granted which have not yet vested.

The fair value of the options is expensed over the vesting period of the option. US$1,109,000 was charged to the statement of operations in 2010, (2009: US$521,000), (2008: US$1,166,000) split as follows:

	December 31,	December 31,	December 31,
	2010	2009	2008
	US$‘000	US$‘000	US$‘000
Share-based payments — cost of sales	29	19	51
Share-based payments — research and development	31	15	48
Share-based payments — selling, general and administrative	1,049	487	1,067

Total	1,109	521	1,166

The total share based payments charge for the year was US$1,240,000. However, a total of US$131,000 (2009: US$78,000) (2008: US$27,000) of research and development share based payments were capitalised in intangible development project assets during the year.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a trinomial model. The following are the input assumptions used in determining the fair value of share options granted in 2010, 2009 and 2008:

	Key				Key			Key
	management		Other		management		Other	management		Other
	personnel		employees		personnel		employees	personnel		employees
	2010		2010		2009		2009	2008		2008
Weighted average fair value at measurement date	US$	0.86	US$	0.72	US$	0.38	—	US$	0.47	US$	0.39
Total share options granted		2,500,000		1,220,000		2,220,000	—		1,665,000		535,000

Weighted average share price	US$	1.53	US$	1.34	US$	0.66	—	US$	0.89	US$	0.92
Weighted average exercise price	US$	1.53	US$	1.34	US$	0.66	—	US$	0.89	US$	0.92
Weighted average expected volatility		64.86%		68.97%		63.31%	—		51.61%		46.79%
Weighted average expected life		5.34		4.33	5.73 years		—	6.36 years		4.60 years
Weighted average risk free interest rate		2.04%		1.78%		2.47%	—		2.77%		3.28%
Expected dividend yield		0%		0%		0%	—		0%		0%

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
DECEMBER 31, 2010
20.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings. For more information about the Group’s exposure to interest rate and foreign currency risk, see note 27.

			December 31, 2010	December 31, 2009
	Note		US$’000	US$’000
Current liabilities
Finance lease liabilities			162	791
Bank loans, secured	25	(c)
- Repayable by instalment			—	4,890
- Repayable not by instalment			—	6,944

			162	12,625

Non-current liabilities
Finance lease liabilities			111	1,470
Bank loans, secured	25	(c)
- Repayable by instalment			—	17,761

			111	19,231

Bank loans

During 2010 the Group repaid in full all outstanding bank loans following the receipt of the proceeds from the sale of the Coagulation business (for further information, please refer to note 3). Before the repayment of these loans, Trinity Biotech had a US$48,340,000 club banking facility with Allied Irish Bank plc and Bank of Scotland (Ireland) Limited (“the banks”). This facility consisted of a US Dollar floating interest rate term loan of US$41,340,000 and a one year revolver of US$7,000,000. Various covenants applied to these Group bank borrowings. At December 31, 2010, the total amount outstanding under this facility amounted to US$NIL (2009: US$29,327,000, net of unamortised funding costs of US$180,000).

Finance lease liabilities
Finance lease liabilities are payable as follows:

	December 31, 2010
	US$’000
	Minimum
	lease
	payments	Interest	Principal
Less than one year	172	10	162
In more than one year, but not more than two	113	2	111
In more than two years but not more than five	—	—	—

	285	12	273

	December 31, 2009
	US$’000
	Minimum
	lease
	payments	Interest	Principal
Less than one year	909	118	791
In more than one year, but not more than two	904	66	838
In more than two years but not more than five	665	32	633

	2,478	216	2,262

Under the terms of the lease arrangements, no contingent rents are payable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
20.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)
Terms and debt repayment schedule
The terms and conditions of outstanding interest bearing loans and borrowings at December 31, 2010 are as follows:

		Nominal
		interest	Year of	Fair	Carrying	Fair	Carrying
Facility	Currency	rate	maturity	Value	Value	Value	Value
				December 31, 2010		December 31, 2009

Fixed bank loans	USD	5.00% - 6.00%	2010	—	—	268	268
Floating (LIBOR) bank loans	USD	2.53%	2010	—	—	29,327	29,327
Finance lease liabilities	Euro	5.16%	2010 -2012	273	273	2,268	2,257
Finance lease liabilities	GBP	7.72%	2010	—	—	5	5

Total interest-bearing loans and borrowings				273	273	31,868	31,857

21.	TRADE AND OTHER PAYABLES

	December 31, 2010	December 31, 2009
	US$’000	US$’000

Trade payables	3,267	3,693
Payroll taxes	74	424
Employee related social insurance	85	485
Accrued liabilities	7,379	6,926
Deferred income	642	1,316

	11,447	12,844

Included within accrued liabilities is an amount of US$89,000 which relates to termination costs associated with the restructuring announced in 2010 (see note 7).
22.	PROVISIONS

	December 31, 2010	December 31, 2009
	US$’000	US$’000

Provisions	50	50

Movement on provisions during the year is as follows:

	December 31, 2010	December 31, 2009
	US$’000	US$’000

Balance at January 1	50	50
Provisions released during the year	—	—

Balance at December 31	50	50

During 2010 the Group experienced no significant product warranty claims. However, the Group believes that it is appropriate to retain a product warranty provision to cover any future claims. The provision at December 31, 2010 represents the estimated cost of product warranties, the exact amount which cannot be determined. US$50,000 represents management’s best estimate of these obligations at December 31, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
23.	OTHER PAYABLES DUE AFTER ONE YEAR

	December 31, 2010	December 31, 2009
	US$’000	US$’000
Other payables	30	59

	30	59

24.	BUSINESS COMBINATIONS
Acquisitions 2008 — 2010
There were no acquisitions made by the Group between 2008 and 2010.
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
DECEMBER 31, 2010
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
DECEMBER 31, 2010
25.	COMMITMENTS AND CONTINGENCIES
(a)	Capital Commitments
The Group has no capital commitments authorised and contracted for as at December 31, 2010 (2009: US$Nil).
(b)	Leasing Commitments

The Group leases a number of premises under operating leases. The leases typically run for periods up to 25 years. Lease payments are reviewed periodically (typically on a 5 year basis) to reflect market rentals. Operating lease commitments payable during the next 12 months amount to US$2,411,000 (2009: US$4,289,000) payable on leases of buildings at Dublin and Bray, Ireland, Jamestown, New York, Kansas City, Missouri, Acton, Massachusetts and Carlsbad, California. US$42,000 (2009: US$415,000) of these operating lease commitments relates to leases whose remaining term will expire within one year, US$172,000 (2009: US$406,000) relates to leases whose remaining term expires between one and two years, US$345,000 (2009: US$395,000) between two and five years and the balance of US$1,852,000 (2009: US$3,073,000) relates to leases which expire after more than five years. See note 26 for related party leasing arrangements.

Future minimum operating lease commitments with non-cancellable terms in excess of one year are as follows:

Year ended
2010
Operating leases
US$’000

2011	2,411
2012	2,299
2013	2,228
2014	2,221
2015	2,099
Later years	25,298

Total lease obligations	36,556

Year ended
2009
Operating leases
US$’000

2010	4,289
2011	3,743
2012	3,486
2013	3,482
2014	3,317
Later years	35,503

Total lease obligations	53,820
For future minimum finance lease commitments, in respect of which the lessor has a charge over the related assets, see note 20.
(c)	Bank Security

The Group repaid in full its bank borrowings in May 2010. In 2009 the Group’s bank borrowings (note 20) were secured by a fixed and floating charge over the assets of Group entities, including specific charges over the shares in the subsidiaries and the Group’s patents. These charges were released following the repayment of the loans in May 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
25.	COMMITMENTS AND CONTINGENCIES (CONTINUED)
(d)	Section 17 Guarantees

Pursuant to the provisions of Section 17, Irish Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, Trinity Research Limited, Benen Trading Limited and Trinity Biotech Financial Services Limited subsidiary undertakings in the Republic of Ireland, for the financial year to December 31, 2010 and, as a result, these subsidiary undertakings have been exempted from the filing provisions of Section 17, Irish Companies (Amendment) Act, 1986. Where the Company enters into these guarantees of the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the company will be required to make a payment under the guarantee. The Company does not enter into financial guarantees with third parties.

(e)	Government Grant Contingencies

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at December 31, 2010. However if the income were to become repayable, the maximum amounts repayable as at December 31, 2010 would amount to US$3,373,000 (2009: US$3,646,000).

(f)	Litigation

In 2010, Laboratoires Nephrotek, formerly a distributor for Trinity Biotech, took a legal action in France against the Group, claiming damages of US$0.8 million. They claim that certain instruments supplied by Trinity Biotech did not operate properly in the field. No court hearings have occurred in relation to this case yet. Trinity Biotech will be defending the claim. There are also a small number of legal cases being brought against the Group by certain of its former employees in the previously owned French subsidiary, Trinity Biotech France S.à.r.l. The ultimate resolution of the aforementioned proceedings is not expected to have a material adverse effect on our financial position, results of operations or cash flows.

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

In July 2000, Trinity Biotech entered into an agreement with JRJ pursuant to which the Group took a lease of a 25,000 square foot premises adjacent to the existing facility for a term of 20 years at a rent of €7.62 per square foot for an annual rent of €190,000 (US$254,000). During 2006, the rent on this property was reviewed and increased to €11.00 per square foot, resulting in an annual rent of €275,000 (US$367,000). The lease on this property was assigned to Diagnostica Stago in May, 2010 following the divestiture of the Coagulation business.

In November 2002, the Group entered into an agreement for a 25 year lease with JRJ for offices that have been constructed adjacent to its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$509,000) is payable from January 1, 2004. There was a rent review performed on this premises in 2009 and further to this review, there was no change to the annual rental charge.

In December 2007, the Group entered into an agreement with Mr. O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a rate of €17.94 per square foot (including fit out) giving a total annual rent of €787,000 (US$1,051,000).

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
26.	RELATED PARTY TRANSACTIONS (CONTINUED)
Compensation of key management personnel of the Group
At December 31, 2010 the key management personnel of the Group were made up of four key personnel: the three executive directors; Mr. Ronan O’Caoimh, Mr. Rory Nealon and Dr. Jim Walsh and Mr. Kevin Tansley, our Chief Financial Officer/Company Secretary. At December 31, 2009 the key management personnel of the Group were made up of three key personnel: the two executive directors; Mr. Ronan O’Caoimh and Mr. Rory Nealon and the Chief Financial Officer/Company Secretary, Mr Kevin Tansley.
Compensation for the year ended December 31, 2010 of these personnel is detailed below:

	December 31, 2010	December 31, 2009
	US$’000	US$’000
Short-term employee benefits	1,299	1,244
Performance related bonus	1,050	—
Post-employment benefits	155	136
Equity compensation benefits	828	367

	3,332	1,747

Total director emoluments charged to the statement of operations shown in note 6 is net of amounts capitalised of US$137,000 and includes non executive directors’ fees and other compensation of US$357,000 (2009: US$313,000) and equity compensation benefits of US$122,000 (2009: US$55,000) and excludes the compensation costs of the Chief Financial Officer comprising total remuneration of US$613,000 (2009: US$317,000) and equity compensation of US$221,000 (2009: US$107,000). Total directors’ remuneration is also included in “personnel expenses” (note 7).
Directors’ and Company Secretary’s interests in the Company’s shares and share option plan

	‘A’ Ordinary Shares	Share options
At January 1, 2010	5,671,106	5,667,086
Exercised	—	(566,664)
Granted	—	2,500,000
Expired Options	—	(248,333)
Shares purchased/(sold) during the year	(140,000)	—

At December 31, 2010	5,531,106	7,352,089

	‘A’ Ordinary Shares	Share options
At January 1, 2009	5,520,110	4,114,085
Exercised	—	(471,955)
Granted	—	2,220,000
Expired Options	—	(195,044)
Shares purchased	150,996	—

At December 31, 2009	5,671,106	5,667,086

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
There were no director loans advanced during 2010 or 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
26.	RELATED PARTY TRANSACTIONS (CONTINUED)
In June 2009, the Board approved the payment of a dividend of $2,830,000 by Trinity Research Limited to Rayville Limited on the ‘B’ shares held by it. This amount was then lent back by Rayville to Trinity Research Limited. As the dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2009 & 2010 consolidated financial statements.
The amount of payments to Rayville included in compensation expense was US$1,866,000, US$1,071,000 and US$2,149,000 for 2008, 2009 and 2010 respectively, of which US$1,610,000, US$887,000 and US$1,431,000 respectively related to the key management personnel of the Group. There were no dividends payable to Rayville Limited as of December 31, 2010 or 2009. Dividends payable to Rayville at December 31, 2008 amounted to US$60,000. Of the US$2,149,000 of payments made to Rayville Limited in 2010, US$565,000 represented repayments of the loan to Trinity Research Limited referred to above.
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

As at December 31,		Effective
2010		interest	Total	6 mths or less	6-12 mths	1-2 years	2-5 years
US$’000	Note	rate	US$’000	US$’000	US$’000	US$’000	US$’000
Cash and cash equivalents	17	3.24%	58,002	58,002	—	—	—
Deferred Consideration	14/16	3.1%	21,942	10,804	—	11,138
Secured bank loans — floating	20	—	—	—	—	—	—
Secured bank loans — fixed	20	—	—	—	—	—	—
Finance lease liabilities — fixed	20	5.08%	(273)	—	—	(273)	—

Total			79,671	68,806	—	10,865	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

As at December 31,
2009		Effective	Total	6 mths or less	6-12 mths	1-2 years	2-5 years
US$’000	Note	interest rate	US$’000	US$’000	US$’000	US$’000	US$’000
Cash and cash equivalents	17	0.2%	6,078	6,078	—	—	—
Secured bank loans — floating	20	2.53%	(29,327)	(29,327)	—	—	—
Secured bank loans — fixed	20	6.00%	(268)	—	—	—	(268)
Finance lease liabilities — fixed	20	6.61%	(2,261)	(5)	—	(305)	(1,951)

Total			(25,778)	(23,254)	—	(305)	(2,219)

The effective interest rate on all loans and borrowings is the same as the actual interest rates.
Interest rate risk
The Group borrows in US dollars. At December 31, 2010 all of the Group borrowings were at fixed rates of interest. At December 31, 2009 Group borrowings were at both fixed and floating rates of interest. Year-end borrowings totalled US$273,000 (2009: US$31,856,000), (net of cash: surplus of US$57,729,000), (2009: deficit of US$25,778,000), at interest rates ranging from 5.02% to 5.29% (2009: 2.53% to 6.61%).
Year-end borrowings consist entirely of fixed rate debt of US$273,000 (2009: US$2,529,000) at interest rates ranging from 5.02% to 5.29% (2009: 6% to 6.61%). There was no floating rate debt at December 31, 2010 (2009: US$29,327,000 at an interest rate of 2.53%). In broad terms, a one-percentage point increase in interest rates would increase interest income by US$580,000 (2009: US$61,000) and would not affect the interest expense in 2010 (2009: US$295,000) resulting in an increase in interest income of US$580,000 (2009: increase in the charge of US$234,000).
Interest rate profile of financial liabilities
The interest rate profile of financial assets/liabilities of the Group were as follows:

	December 31, 2010	December 31, 2009
	US$‘000	US$‘000
Fixed rate instruments
Fixed rate financial liabilities	(273)	(2,529)
Financial assets	21,942	—

Variable rate instruments
Financial assets	58,002	6,078
Floating rate financial liabilities	—	(29,327)

	79,671	(25,778)

Fixed rate financial liabilities comprise fixed rate borrowings and finance lease obligations. The weighted average interest rate and weighted average period for which the rate is fixed is as follows:

	December 31, 2010	December 31, 2009
Fixed rate financial liabilities
Weighted average interest rate	5.08%	6.21%
Weighted average period for which rate is fixed	1.59 years	2.82 years
Financial assets comprise of cash and cash equivalents at December 31, 2010 and at December 31, 2009 (see note 17) and deferred consideration at December 31, 2010 (see note 14 & 16).
Floating rate financial liabilities in 2009 comprise other borrowings that bore interest at a rate of 2.53%. These borrowings were provided by lenders at a margin of 2.25% over inter-bank rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)
Fair value sensitivity analysis for fixed rate instruments
The Group does not account for any fixed rate financial liabilities at fair value through the statement of operations. Therefore a change in interest rates at December 31, 2010 would not affect profit or loss.
Cash flow sensitivity analysis for variable rate instruments
A change of 100 basis points in interest rates at the reporting date would have no effect on profit or loss for the period. This assumes that all other variables, in particular foreign currency rates, remain constant.
Fair Values
The table below sets out the Group’s classification of each class of financial assets/liabilities and their fair values:

			Cash flow		Total
		Loans and	hedge	Assets/(Liabilities)	carrying	Fair
	Note	receivables	derivatives	at amortised cost	amount	Value
December 31, 2010

Trade receivables	16	11,762	—	—	11,762	11,762
Cash and cash equivalents	17	58,002	—	—	58,002	58,002
Finance lease receivable	14, 16	641	—	—	641	641
Net Deferred Consideration Receivable	14, 16	21,942	—	—	21,942	21,942
Grant income receivable		167	—	—	167	167
Finance lease liabilities	20	—	—	(273)	(273)	(273)
Trade and other payables (excluding deferred revenue)		—	—	(11,318)	(11,318)	(11,318)
Other payables	23	—	—	(30)	(30)	(30)
Provisions	22	—	—	(50)	(50)	(50)

		92,514	—	(11,671)	80,843	80,843

			Cash flow	Liabilities at	Total
		Loans and	hedge	amortised	carrying	Fair
	Note	receivables	derivatives	cost	amount	Value
December 31, 2009

Trade receivables	16	20,120	—	—	20,120	20,120
Cash and cash equivalents	17	6,078	—	—	6,078	6,078
Finance lease receivable	14, 16	1,798	—	—	1,798	1,798
Forward contracts used for hedging		—	(58)	—	(58)	(58)
Grant income receivable		201	—	—	201	201
Secured bank loans	20	—	—	(29,595)	(29,595)	(29,595)
Finance lease liabilities	20	—	—	(2,261)	(2,261)	(2,273)
Trade and other payables (excluding deferred revenue)		—	—	(11,528)	(11,528)	(11,528)
Other payables	23	—	—	(59)	(59)	(59)
Provisions	22	—	—	(50)	(50)	(50)

		28,197	(58)	(43,493)	(15,354)	(15,366)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)
Interest rates used for determining fair value
The interest rates used to discount estimated cash flows, where applicable, based on observable market rates plus a premium which reflects the risk profile of the Group at the reporting date, were as follows:

	December 31, 2010	December 31, 2009

Deferred Consideration	3.10%	—
Loans and borrowings	—	2.53%
Leases	5.02% - 5.29%	5.66% - 5.82%
There was no significant difference between the fair value and carrying value of the Group’s trade receivables and trade and other payables at December 31, 2010 and December, 31 2009 as all fell due within 6 months.
Liquidity risk
The Group’s operations are cash generating. Short-term flexibility is achieved through the management of the group’s short-term deposits.
The following are the contractual maturities of financial liabilities, including estimated interest payments:

	Carrying	Contractual	6 mths or	6 mths-
As at December 31, 2010	amount	cash flows	less	12 mths	1-2 years	2-5 years
US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial liabilities
Secured bank loans — floating	—	—	—	—	—	—
Secured bank loans — fixed	—	—	—	—	—	—
Finance lease liabilities — fixed	273	285	86	86	113	—
Trade & other payables	11,447	11,447	11,447	—	—	—

	11,720	11,732	11,533	86	113	—

	Carrying	Contractual	6 mths or	6 mths-
As at December 31, 2009	amount	cash flows	less	12 mths	1-2 years	2-5 years
US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial liabilities
Secured bank loans — floating	29,327	30,268	9,660	2,592	6,549	11,467
Secured bank loans — fixed	268	288	56	56	112	64
Finance lease liabilities —fixed	2,261	2,478	457	452	898	671
Trade & other payables	12,844	12,844	12,844	—	—	—

	44,700	45,878	23,017	3,100	7,559	12,202

Trinity Biotech had a US$48,340,000 club banking facility with AIB plc and Bank of Scotland (Ireland) Limited (“the banks”) which was utilised until May 2010; at which point the bank loans were repaid in their entirety and the facility ceased. The facility consisted of a five year term loan of US$41,340,000 and a one year revolver of US$7,000,000. At December 31, 2009, the total amount outstanding under the facility amounted to US$29,327,000, net of unamortised funding costs of US$180,000. Various covenants applied to these borrowings. As at December 31, 2009 the Group was in breach of one of these covenants which was waived by the banks. The covenant which was breached concerned the level of earnings before interest, tax, depreciation, amortisation and share option expense for the year end December 31, 2009. The margin applied to the loan facility was 2.25% above LIBOR.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)
Foreign exchange risk
The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, where considered necessary, the Group pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered Euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro forecasted transactions. Forward contracts normally have maturities of less than one year after the balance sheet date. There were no forward contracts in place at December 31, 2010.
The Group had foreign currency denominated cash balances equivalent to US$215,000 at December 31, 2010 (2009: US$518,000).
The Group states its forward exchange contracts at fair value in the balance sheet. The Group classifies its forward exchange contracts as hedging forecasted transactions and thus accounts for them as cash flow hedges. During 2010 and 2009, changes in the fair value of these contracts were recognized in equity and then in the case of contracts which were exercised during 2010 and 2009, the cumulative gain or losses were transferred to the statement of operations.
At December 31, 2010 there were no forward exchange contracts in place (2009: liability of US$58,000).
Sensitivity analysis
A 10% strengthening of the US dollar against the following currencies at December 31, 2010 would have increased/ (decreased) profit or loss and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

		Other equity
	Profit or loss	movements
	US$’000	US$’000
December 31, 2010
Euro	(1,806)	—

December 31, 2009
Euro	2,009	5
Pound Sterling	(416)	—
A 10% weakening of the US dollar against the above currencies at December 31, 2010 and December 31, 2009 would have the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.
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
With respect to credit risk arising from the other financial assets of the Group, which comprise cash and cash equivalents and deferred consideration, the Group’s exposure to credit risk arises from default of the counter-party, with a maximum exposure equal to the carrying amount of these instruments.
The Group maintains cash and cash equivalents and enters into forward contracts, when necessary, with various financial institutions. The Group performs regular and detailed evaluations of these financial institutions to assess their relative credit standing. The carrying amount reported in the balance sheet for cash and cash equivalents and forward contracts approximate their fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)
Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk is as follows:

	Carrying Value	Carrying Value
	December 31, 2010	December 31, 2009
	US$’000	US$’000

Third party trade receivables	11,762	20,120
Finance lease income receivable	641	1,798
Cash & cash equivalents	58,002	6,078
Net Deferred Consideration	21,942	—
Grant income receivable	167	201

	92,514	28,197

The maximum exposure to credit risk for trade receivables and finance lease income receivable by geographic location is as follows:

	Carrying Value	Carrying Value
	December 31, 2010	December 31, 2009
	US$’000	US$’000

United States	6,175	10,187
Euro-zone countries	2,652	3,215
UK	701	599
Other European countries	106	732
Other regions	2,769	7,185

	12,403	21,918

The maximum exposure to credit risk for trade receivables and finance lease income receivable by type of customer is as follows:

	Carrying Value	Carrying Value
	December 31, 2010	December 31, 2009
	US$’000	US$’000

End-user customers	6,366	11,524
Distributors	5,497	9,742
Non-governmental organisations	540	652

	12,403	21,918

Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)
Impairment Losses
The ageing of trade receivables at December 31, 2010 is as follows:

	Gross	Impairment	Gross	Impairment
In thousands of US$	2010	2010	2009	2009

Not past due	6,099	35	13,388	102
Past due 0-30 days	3,459	19	3,817	6
Past due 31-120 days	2,039	25	962	29
Greater than 120 days	1,608	1,364	2,808	718

	13,205	1,443	20,975	855

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

In thousands of US$	2010	2009	2008

Balance at January 1	855	619	657
Charged to costs and expenses	717	302	544
Amounts recovered during the year	(13)	(22)	(82)
Amounts written off during the year	(116)	(44)	(500)

Balance at December 31	1,443	855	619

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
Following the divestiture of the Coagulation product line in 2010, the Group now has significant cash reserves and has eliminated all bank debt. In the past, the Group has funded acquisitions using both equity and long term debt depending on the size of the acquisition and the capital structure in place at the time of the acquisition.
Although at December 31, 2010 the Group has no debt, it maintains a relationship with a number of lending banks and Trinity Biotech is listed on the NASDAQ which allows the Group to raise funds through equity financing where necessary.
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

Capital management in the Group has been assisted by the sale of the Coagulation product line to Stago in 2010. The sale allowed the Group to eliminate bank debt and increases cash reserves. These cash reserves are monitored closely and cash deposits are aligned to mature with the capital requirements of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
28.	2008 IMPAIRMENT CHARGES AND RESTRUCTURING EXPENSES
In the year ended December 31, 2008, asset impairment charges totalling US$85,793,000 were recognised in the statement of operations. No impairment charge was recognised in the statement of operations for the year ended December 31, 2010 or December 31, 2009.
In accordance with IAS 36, Impairment of Assets, the Group carries out an annual impairment review of the asset valuations. The Group carries out its impairment review on 31 December each year. In determining whether a potential asset impairment exists, the Group considered a range of internal and external factors. One such factor was the relationship between the Group’s market valuation and the book value of its net assets. Trinity Biotech’s market capitalization at the end of 2008 was significantly below the book value of its net assets. In such circumstances given the accounting standard guidance, the Group decided to recognize at December 31, 2008 a non-cash impairment charge of US$81.3 million after tax. The impairment was taken against goodwill and other intangible assets, property, plant and equipment and prepayments. The tax impact of the impairment charges is described in note 9.
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
The impact of the above items on the statement of operations for the year ended December 31, 2008 was as follows:

		Impairment	Restructuring	Total
		US$’000	US$’000	US$‘000

Selling, general & administration expenses
Impairment of PP&E		13,095	—	13,095
Impairment of goodwill and other intangible assets		71,684	—	71,684
Impairment of prepayments		1,014	—	1,014

Employee termination payments	(a)	—	589	589
Director’s compensation for loss of office and share option expense	(b)	—	1,465	1,465
Other restructuring expenses		—	35	35

Total impairment loss and restructuring expenses before tax		85,793	2,089	87,882

Income tax impact of impairment loss and restructuring expenses (note 9)		(4,536)	(215)	(4,751)

Total impairment loss and restructuring expenses after tax		81,257	1,874	83,131

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
29.	POST BALANCE SHEET EVENTS
Acquisition of Phoenix Bio-tech Corp.
On January 4, 2011, the Group purchased 100% of the common stock of Phoenix Bio-tech Corporation for US$2.5 million. Phoenix Bio-tech manufactures and sells products for the detection of syphilis. This acquisition has not been reflected in the financial statements for the year ended December 31, 2010 as it was completed subsequent to the financial year end. The fair values of the acquired assets and liabilities have not been established yet.
Phoenix Bio-tech was founded in 1992 and is based in Toronto, Canada. It sells its products under the TrepSure and TrepCheck labels. Phoenix’s annual revenues are approximately US$1.25 million. Prior to the acquisition, Trinity Biotech distributed Phoenix Bio-tech’s syphilis products on a non-exclusive basis in the USA.
The key terms of the acquisition are as follows:
•	Consideration of US$2,500,000. US$1,000,000 was payable on closing and the remaining US$1,500,000 is payable in four instalments in the period April 2011 to January 2012.
•	The consideration of US$2,500,000 includes acquired net working capital of approximately US$500,000.
As the initial accounting and fair value assessment for the business combination is incomplete at the time that these financial statements were authorised for issue the following disclosures cannot be made but will be reported if relevant in the Form 20-F for the period ended December 31, 2011:
•	A qualitative description of the factors that make up the goodwill to be recognised,
•	Details of the indemnification assets,
•	Details of acquired receivables,
•	The amounts recognised as of the acquisition date for each major class of asset acquired and liability assumed,
•	Details of contingent liabilities recognised; and
•	The total amount of goodwill that is expected to be deductible for tax purposes.
Dividend
In 2011 the Company announced that it intended to commence a dividend policy, to be paid once a year. In this regard, the Board of Directors has proposed a final dividend of 10 cent per ADR in respect of 2010 and this proposal will be submitted to shareholders for their approval at the next Annual General Meeting of the Company. As provided in the Articles of Association of the Company, dividends or other distributions are declared and paid in US Dollars.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
30.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
30.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)
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
Note 13 to the consolidated financial statements outlines the basis for the deferred tax assets and liabilities and includes details of the unrecognized deferred tax assets at year end. The Group derecognized deferred tax assets arising on unused tax losses except to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilized before they expire. The derecognition of these deferred tax assets was considered appropriate in light of the increased tax losses caused by the restructuring and uncertainty over the timing of the utilization of the tax losses. Except for the derecognition of deferred tax assets there were no material changes in estimates used to calculate the income tax expense provision during 2010, 2009 or 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
32.	AUTHORISATION FOR ISSUE
These Group consolidated financial statements were authorised for issue by the Board of Directors on April 14, 2011.

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

TRINITY BIOTECH PLC

By:	RONAN O’CAOIMH Mr Ronan O’Caoimh
Director/
Chief Executive Officer

Date: April 14, 2011

By:	KEVIN TANSLEY Mr Kevin Tansley
Company secretary/
Chief Financial Officer

Date: April 14, 2011

Item 19
Exhibits

Exhibit No.		Description of Exhibit

10	c	Purchase and Sale Agreement of the Diagnostic Coagulation Business

12.1		Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

12.2		Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

13.1		Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2		Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1		Consent of Independent Registered Public Accounting Firm (GT)