Form 20-F/A
period 2010-12-31
TRINITY BIOTECH PLC
filed 2011-05-27
CIK 888721

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F/A

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

Item 16G	Corporate Governance

Item 19	Exhibits

Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2

EXPLANATORY NOTE
This Form 20-F/A is being filed by Trinity Biotech plc (the “Company”) as Amendment No.1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on April 14, 2011 (“2010 20-F”). The purpose of this Form 20-F/A is to amend the 2010 20-F to take account of additional disclosures under Item 16G; Corporate Governance.
As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by our Chief Executive Officer and Chief Financial Officer are being filed as Exhibits to this Amendment under Item 19.
Except as described above, no other changes have been made to the Original Filing, and all other Items of the Original Filing have been omitted from this Amendment. The Original Filing continues to speak as of the date of the Original Filing, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the Original Filing other than as expressly indicated in this Amendment. Accordingly, this Amendment should be read in conjunction with the Original Filing and our other filings made with the SEC on or subsequent to April 14, 2011.

Item 16G. Corporate Governance.
As a foreign private issuer, Trinity Biotech is not required to comply with all of the corporate governance requirements set forth in NASDAQ Rule 5600 as they apply to U.S. domestic companies. The Group’s corporate governance measures differ in the following significant ways; the Group’s Audit Committee is comprised of only two independent directors and additionally the Group has not appointed an independent nominations committee or adopted a board resolution addressing the nominations process.

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Form 20-F/A on its behalf.

TRINITY BIOTECH PLC
By:	RONAN O'CAOIMH
Mr Ronan O'Caoimh
Director/ Chief Executive Officer Date: May 27, 2011

By:	KEVIN TANSLEY
Mr Kevin Tansley
Company secretary/ Chief Financial Officer Date: May 27, 2011

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