Form 20-F
period 2011-12-31
TRINITY BIOTECH PLC
filed 2012-04-06
CIK 888721

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

85,321,081 Class ‘A’ Ordinary Shares and 700,000 Class ‘B’ Shares

(as of December 31, 2011)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐     No  ☒

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

Our financial statements are presented in US Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The IFRS applied are those effective for accounting periods beginning on or after 1 January 2011. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. All references in this annual report to “Dollars” and “$” are to US Dollars, and all references to “Euro” or “€” are to European Union Euro. Except as otherwise stated herein, all monetary amounts in this annual report have been presented in US Dollars. For presentation purposes all financial information, including comparative figures from prior periods, have been stated in round thousands.

Forward-Looking Statements

This Annual Report on Form 20-F contains forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements accompanied by meaningful cautionary statements. Except for historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, which may be identified by words such as “estimates”, “anticipates”, “projects”, “plans”, “seeks”, “may”, “will”, “expects”, “intends”, “believes”, “should” and similar expressions or the negative versions thereof and which also may be identified by their context. Such statements, whether expressed or implied, are based upon current expectations of the Company and speak only as of the date made. The Company assumes no obligation to publicly update or revise any forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. These statements are subject to various risks, uncertainties and other factors – please refer to the risk factors in Item 3 for a more comprehensive outline of these risks and the threats which they pose to the Company and its results.

Item 1	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2	Offer Statistics and Expected Timetable

Not applicable.

Item 3	Selected Consolidated Financial Data

The following selected consolidated financial data of Trinity Biotech as at December 31, 2011 and 2010 and for each of the years ended December 31, 2011, 2010 and 2009 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto set forth in Item 18 of this annual report. The selected consolidated financial data as at December 31, 2009, 2008 and 2007 and for the years ended December 31, 2008 and December 31, 2007 are derived from the audited consolidated financial statements not appearing in this Annual Report. This data should be read in conjunction with the financial statements, related notes and other financial information included elsewhere herein.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

	Year ended December, 31
	2011	2010	2009	2008	2007
	Total US$‘000	Total US$‘000	Total US$‘000	Total US$‘000	Total US$‘000
Revenues	77,948	89,635	125,907	140,139	143,617

Cost of sales	(37,820)	(45,690)	(68,891)	(77,645)	(75,643)
Cost of sales – restructuring expenses	—	—	—	—	(953)
Cost of sales – inventory write off / provision	—	—	—	—	(11,772)

Total cost of sales	(37,820)	(45,690)	(68,891)	(77,645)	(88,368)

Gross profit	40,128	43,945	57,016	62,494	55,249

Other operating income	910	1,616	437	1,173	413

Research and development expenses	(3,206)	(4,603)	(7,341)	(7,544)	(6,802)
Research and development – restructuring expenses	—	—	—	—	(6,907)

Total research and development expenses	(3,206)	(4,603)	(7,341)	(7,544)	(13,709)

Selling, general and administrative expenses	(22,048)	(26,929)	(36,013)	(47,816)	(51,010)
Selling, general and administrative – impairment charges and restructuring expenses	—	—	—	(87,882)	(20,315)

Total selling, general and administrative expenses	(22,048)	(26,929)	(36,013)	(135,698)	(71,325)

Net gain on divestment of business and restructuring expenses	—	46,474	—	—	—

Operating profit/(loss)	15,784	60,503	14,099	(79,575)	(29,372)

Financial income	2,428	1,352	8	65	457
Financial expenses	(12)	(495)	(1,192)	(2,160)	(3,148)

Net financing income/(costs)	2,416	857	(1,184)	(2,095)	(2,691)

Profit/(loss) before tax	18,200	61,360	12,915	(81,670)	(32,063)

Income tax (expense)/ credit	(2,607)	(942)	(1,091)	3,892	(3,309)

Profit/(loss) for the year (all attributable to owners of the parent)	15,593	60,418	11,824	(77,778)	(35,372)

Basic earnings/(loss) per ADS (US Dollars)	0.73	2.85	0.57	(3.82)	(1.86)
Diluted earnings/(loss) per ADS (US Dollars)	0.70	2.79	0.57	(3.82)	(1.86)
Basic earnings/(loss) per ‘A’ ordinary share (US Dollars)	0.18	0.71	0.14	(0.96)	(0.47)
Diluted earnings/(loss) per ‘A’ ordinary share (US Dollars)	0.18	0.70	0.14	(0.96)	(0.47)
Basic earnings/(loss) per ‘B’ ordinary share (US Dollars)	0.37	1.43	0.28	(1.91)	(0.94)
Diluted earnings/(loss) per ‘B’ ordinary share (US Dollars)	0.35	1.39	0.28	(1.91)	(0.94)
Weighted average number of shares used in computing basic EPS per ‘A’ ordinary share	85,171,494	84,734,378	83,737,884	81,394,075	76,036,579

Weighted average number of shares used in computing diluted EPS per ‘A’ ordinary share	88,912,596	86,661,535	83,772,094	81,394,075	76,036,579

Consolidated Balance Sheet Data	December 31, 2011 US$’000	December 31, 2010 US$’000	December 31, 2009 US$’000	December 31, 2008 US$’000	December 31, 2007 US$’000
Net current assets (current assets less current liabilities)	101,684	89,068	42,835	39,494	36,298
Non-current liabilities	(6,838)	(7,331)	(27,500)	(27,897)	(35,623)
Total assets	171,499	160,874	132,445	129,509	215,979
Capital stock	1,106	1,092	1,080	1,070	991
Shareholders’ equity	151,332	141,287	79,344	65,905	136,845

No dividends were declared in any of the periods from December 31, 2007 to December 31, 2009. A final dividend of 10 cents per ADS was paid in 2011 in respect of the financial year 2010. The dividend payable in respect of the 2011 financial year will be proposed by the Directors prior to the next AGM, to be held in May 2012.

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

•

We have invested in research and development but there can be no guarantees that our R&D programmes will not be rendered technologically obsolete or financially non-viable by the technological advances of our competitors, which would also adversely affect our existing product lines and inventory. The main competitors of Trinity Biotech (and their principal products with which Trinity Biotech competes) include: Abbott Diagnostics (AxSYM™, IMx™), Alere Inc. (Determine™, Wampole™, Athena™), Arkray (HA-8180), Bio-Rad (ELISA, WB, Bioplex™, Variant II, Turbo and D10™), Diasorin Inc. (Liasion™, ETIMAX™), Johnson & Johnson – Ortho Clinical Diagnostics (Vitros™), OraSure Technologies, Inc. (OraQuick ®), Roche Diagnostics (COBAS AMPLICOR™, Ampliscreen™, Accutrend™, Tina Quant™), Siemens – Beckman Coulter (Uni-Cel), Siemens – Dade-Behring (BEP 2000, Enzygnost®), Siemens – Bayer (Centaur™), Siemens – DPC (Immulite™), Thermo Fisher (Konelab™) and Tosoh (G8™).

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

•

Trinity Biotech currently owns 5 US patents with remaining patent lives varying from three years to 11 years. In addition to these US patents, Trinity Biotech owns a total of 4 additional non-US patents with expiration dates varying between the years 2012 and 2023.

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

•

Trinity Biotech may be subject to claims for personal injuries or other damages resulting from its products or services. Trinity Biotech has global product liability insurance in place for its manufacturing subsidiaries up to a maximum of €6,500,000 (US$8,416,000) for any one accident, limited to a maximum of €6,500,000 (US$8,416,000) in any one year period of insurance. A deductible of US$25,000 is applicable to each insurance event that may arise. There can be no assurance that our product liability insurance is sufficient to protect us against liability that could have a material adverse effect on our business.

Significant interruptions in production at our principal manufacturing facilities and/or third-party manufacturing facilities would adversely affect our business and operating results.

•

Products manufactured at our facilities in Bray, Ireland, Jamestown, New York, Kansas City, Missouri and Carlsbad, California comprised approximately 84% of revenues in 2011. Our global supply of these products and services is dependent on the uninterrupted and efficient operation of these facilities. In addition, we currently rely on a small number of third-party manufacturers to produce certain of our diagnostic products and product components. The operations of our facilities or these third-party manufacturing facilities could be adversely affected by fire, power failures, natural or other disasters, such as earthquakes, floods, or terrorist threats. Although we carry insurance to protect against certain business interruptions at our facilities, there can be no assurance that such coverage will be adequate or that such coverage will continue to remain available on acceptable terms, if at all. Any significant interruption in the Group’s or third-party manufacturing capabilities could materially and adversely affect our operating results.

We are highly dependent on our senior management team and other key employees, and the loss of one or more of these employees could adversely affect our operations.

•

Trinity Biotech’s success is dependent on certain key management personnel. Our key employees at December 31, 2011 were Ronan O’Caoimh, our CEO and Chairman, Rory Nealon, our COO, Jim Walsh, our Chief Scientific Officer and Kevin Tansley, our CFO/Company Secretary. If such key employees were to leave and we were unable to obtain adequate replacements, our operating results could be adversely affected.

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

•

Changes in government policy could have a significant impact on our business by increasing the cost of doing business, affecting our ability to sell our products and negatively impacting our profitability. The Patient Protection and Affordable Care Act, enacted in 2010, imposes a new 2.3% excise tax on medical device makers beginning in 2013, which could have a material negative impact on our results of operations and our cash flows. At present, given the infancy of the enacted reform, we are unable to predict what effect the legislation might ultimately have on reimbursement rates for our products. If reimbursement amounts for diagnostic testing services are decreased in the future, such decreases may reduce the amount that will be reimbursed to hospitals or physicians for such services and consequently could place constraints on the levels of overall pricing, which could have a material effect on our sales and/or results of operations. Other elements of this legislation could meaningfully change the way healthcare is developed and delivered, and may materially impact numerous aspects of our business.

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

•

The warrants issued in 2008 and 2010 and the total share options exercisable at December 2011, as described in Item 18, Note 19 to the consolidated financial statements, are convertible into American Depository Shares (ADSs), 1 ADS representing 4 Class “A” Ordinary Shares. The exercise of the share options exercisable and of the warrants will likely occur only when the conversion price is below the trading price of our ADSs and will dilute the ownership interests of existing shareholders. For instance, should the options and warrant holders of the 5,085,431 ‘A’ Ordinary shares (1,271,357 ADSs) exercisable at December 31, 2011 be exercised, Trinity Biotech would have to issue 5,085,431 additional ‘A’ ordinary shares (1,271,357 ADSs). On the basis of 85,321,081 ‘A’ ordinary shares outstanding at December 31, 2011, this would effectively dilute the ownership interest of the existing shareholders by approximately 6%.

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

The Group, which has its headquarters in, Bray Ireland, employs approximately 364 people worldwide and markets its portfolio of over 275 products to customers in 75 countries around the world. Trinity Biotech markets its products in the US through a direct sales force and in the rest of the world through a combination of direct selling and a network of distributors. Trinity Biotech has manufacturing facilities in Bray, Ireland, in Jamestown, New York, Carlsbad, California and Kansas City, Missouri in the USA.

In April 2010, the Group sold its worldwide Coagulation product line to Diagnostica Stago for US$90 million. Diagnostica Stago purchased the share capital of Trinity Biotech (UK Sales) Limited, Trinity Biotech GmbH and Trinity Biotech S.à r.l., along with Coagulation assets of Biopool US Inc. and Trinity Biotech Manufacturing Limited. Included in the sale are Trinity’s lists of Coagulation customers and suppliers, all Coagulation inventory, intellectual property and developed technology. In total, 321 Trinity employees transferred their employment to Diagnostica Stago following the sale.

The following represents the acquisitions made by Trinity Biotech in recent years.

Acquisition of Phoenix Bio-tech Corp.

In January 2011, the Group acquired 100% of the common stock of Phoenix Bio-tech Corporation for US$2,500,000 million of cash consideration and expected contingent consideration of US$172,000. Phoenix Bio-tech manufactures and sells products for the detection of syphilis.

Phoenix Bio-tech was founded in 1992 and is based in Toronto, Canada. It sells its products under the TrepSure and TrepChek labels. Prior to the acquisition, Trinity Biotech distributed Phoenix Bio-tech’s syphilis products on a non-exclusive basis in the USA. For more information please refer to Item 18, Note 24.

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

Principal Markets

The primary market for Trinity Biotech’s tests remains the Americas. During fiscal year 2011, the Group sold 66% (US$51.4 million) (2010: 60% or US$54.0 million) (2009: 54% or US$68.1 million) of product in the Americas. Sales to non-Americas (principally European and Asian/ African) countries represented 34% (US$26.5 million) for fiscal year 2011 (2010: 40% or US$35.6 million) (2009: 46% or US$57.8 million).

For a more comprehensive segmental analysis please refer to Item 5, “Results of Operations” and Item 18, Note 2 to the consolidated financial statements.

Principal Products

Trinity Biotech develops, acquires, manufactures and markets a wide range of clinical in-vitro diagnostic products. This product portfolio, firstly split by point of use, is then subdivided on the basis of application.

Product portfolio sub-division with associated established brand names:

Clinical Laboratory
Point-Of-Care	Infectious Disease	HbA1c + Hb Variant	Clinical Chemistry
UniGold™	Bartels®	Premier™	EZ™
Recombigen®	Captia™	Ultra2TM
MarDx®
MarBlot®
MicroTrak™

Trinity Biotech also sells raw materials to the life sciences industry and research institutes globally through the Company subsidiary, Fitzgerald Industries.

Trinity Biotech products are sold through our direct sales organizations in USA and through our network of principal distributor partners into approximately 75 countries in the rest of the world.

Point of Care (POC)

Point of Care refers to diagnostic tests which are carried out in the presence of the patient.

UniGold™ HIV

Trinity Biotech makes a very significant contribution to the global effort to meet the challenge of HIV. The Group’s principal product is UniGold™ HIV. In Africa, UniGold™ HIV has been used for several years in voluntary counseling and testing centres (VCTs) in the sub-Saharan region where they provide a cornerstone to early detection and treatment intervention. The UniGold™ HIV brand is recognized for its quality and reliability. These same factors are the springboard in some countries for national testing algorithm changes in favour of wider usage of UniGold™ HIV.

In the USA, the Centres for Disease Control (CDC) recommend the use of rapid tests to control the spread of HIV/AIDS. As part of this, UniGold™ HIV is used in public health facilities, hospitals and other outreach facilities.

The Future of Point-Of-Care at Trinity Biotech

Point-Of-Care is strategically key to the growth of Trinity Biotech in the future. The company has already invested in establishing 3 product development teams in the USA and Ireland to provide a product pipeline for future growth. In phase one, the areas of development focus include rapid tests for:

•	Sexually transmitted diseases: Building on the existing success with HIV, the products will include rapid tests for Syphilis, Herpes simplex (HSV) 2 and HIV combination assay (1 & 2 + Antigen);

•	Enteric pathogens: Separate products for Clostridium toxin A&B, Giardia and Cryptosporidium; and

•	Respiratory pathogens: Flu A&B, Streptococcus pneumonia.

Clinical Laboratory

Trinity Biotech supplies the clinical laboratory segment of the in-vitro diagnostic market with a range of diagnostic tests and instrumentation which detect:

•	Infectious diseases: bacterial and viral diseases and autoimmune disorders;

•	HbA1c for diabetes monitoring and diagnosis; Hb Variants for the detection of Hemoglobinapothies; and

•	Clinical Chemistry: Liver & kidney disease and haemolytic anaemia.

Infectious Diseases

Trinity Biotech manufactures products for niche/specialized applications in Infectious Disease and Autoimmune disorders. The products are used with patient samples and the results generated help physicians to guide diagnosis for a broad range of infectious diseases. The key niche/specialist disease areas served by the Trinity Biotech products include: (1) Lyme disease, (2) Sexually transmitted diseases: Syphilis, Chlamydia and Herpes simplex, (3) Respiratory infections: Legionella, Flu A&B, (4) Epstein Barr Virus, (5) other viral pathogens, e.g. Measles, Mumps, Rubella and Varicella and (6) Autoimmune disorders (e.g. lupus, celiac and rheumatoid arthritis).

The vast majority of the infectious diseases product line is FDA cleared for sale in the USA and CE marked in Europe. Products are sold in over 75 countries, with the focus on North America, Europe and Asia.

HbA1c and Hb Variants

Primus Corporation, a Trinity Biotech company, focuses on products for the in-vitro diagnostic testing for haemoglobin A1c (HbA1c) used in the monitoring and diagnosis of diabetes and Hb Variants for the detection of Hemoglobinapothies. Primus manufactures a range of instrumentation using patented HPLC (high pressure liquid chromatography) technology.

•	HbA1c: These products are the most accurate and precise methods available for detection and monitoring the patient status and overall glycemic control.

•

Haemoglobin Variants: The Primus Ultra[2] instrument is the most accurate, precise method for detection of haemoglobin variants which is important for screening populations for genetic abnormalities that can lead to conditions such as Sickle Cell Anaemia and Thalassemia. The Ultra[2] is unparalleled in the number of different variants it is able to detect.

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

The Premier Hb9210 was launched in Europe in the second half of 2011. Distribution is through our European partner Menarini Diagnostics; currently the European market leader in Haemoglobin testing. FDA approval was obtained in quarter 4 of 2011. In the USA the Premier Hb9210 is being sold by our direct sales organization and our distribution partner Thermo Fisher. Commercial activities have also started in Brazil, Russia, India and China (‘BRIC Countries’) as well as other emerging economies. The Premier’s unique features, cost structure and core technology enables it to compete in most economies and settings.

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

Competition

The diagnostic industry is very competitive. There are many companies, both public and private, engaged in the sale of medical diagnostic products and diagnostics-related research and development, including a number of well-known pharmaceutical and chemical companies. Competition is based primarily on product reliability, customer service and price. Innovation in the market is rare but significant advantage can be made with the introduction of new disease markers or innovative techniques with patent protection. The Group’s competition includes several large companies such as, but not limited to: Abbott Diagnostics, Alere Inc., Arkray, Bio-Rad, Diasorin Inc., Johnson & Johnson, OraSure Technologies Inc., Roche Diagnostics, Siemens (from the combined acquisitions of Bayer, Beckman Coulter, Dade-Behring and DPC), Thermo Fisher and Tosoh.

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

In 2002, Trinity Biotech obtained the Unipath and Carter Wallace lateral flow licences under agreement with Inverness Medical Innovations (“IMI”). In 2006, Trinity Biotech renewed its license agreement with Inverness Medical Innovations covering IMI’s most up to date broad portfolio of lateral flow patents, and expanded the field of use to include over the counter (“OTC”) for HIV products, thus ensuring Trinity Biotech’s freedom to operate in the lateral flow market with its UniGold™ technology. As a platform technology, the lateral flow licences obtained from Inverness Medical Innovations also apply to the new Point-of-Care range which is in development at our Carlsbad facility.

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

Each of the key licensing arrangements terminates on the expiry of the last of the particular licensed patents covered by the respective agreement, except in the case of one of the agreements which expires in 2015. Each licensor has the right to terminate the arrangement in the event of non-performance by Trinity Biotech. The key licensing arrangements requires the Group to pay a royalty to the license holder which is based on sales of the products which utilize the relevant technology being licensed. The royalty rates vary from 2% to 10% of sales. The total amount paid by Trinity Biotech under key licensing arrangements in 2011 was US$800,000 (2010: US$1,233,000).

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

The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors. As 66% of Trinity Biotech’s 2011 revenues were generated in the Americas (with a large concentration of this in the USA) and as the USA represents a substantial proportion of the worldwide diagnostics market, an overview of FDA regulation has been included below.

FDA Regulation

Our products are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug, and Cosmetic Act. The FDA’s regulations govern, among other things, the following activities: product development, testing, labeling, storage, pre-market clearance or approval, advertising and promotion and sales and distribution.

Access to US Market. Each medical device that Trinity Biotech may wish to commercially distribute in the US will require either pre-market notification (more commonly known as 510(k)) clearance or pre-market approval (“PMA”) application prior to commercial distribution. Devices intended for use in blood bank environments fall under even more stringent review and require a Blood Licence Application (“BLA”). Some low risk devices are exempted from these requirements. The FDA has introduced fees for the review of 510(k) and PMA applications. The fee for a PMA or BLA in 2011 is in the region of US$220,000.

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

Organisational Structure

Trinity Biotech plc and its subsidiaries (“the Group”) is a manufacturer of diagnostic test kits and instrumentation for sale and distribution worldwide. Trinity Biotech’s executive offices are located at Bray, Ireland while its research and development, manufacturing and marketing activities are principally conducted at Trinity Biotech Manufacturing Limited, based in Bray, Ireland and at Trinity Biotech (USA), MarDx Diagnostics Inc, Primus Corporation and Biopool US Inc. based in Jamestown, New York, Carlsbad, California, Kansas City, Missouri and Jamestown, New York, USA respectively. The Group’s distributor of raw materials for the life sciences industry, Fitzgerald Industries, is based in Bray, Ireland and Acton, Massachusetts, USA.

For a more comprehensive schedule of the subsidiary undertakings of the Group please refer to Item 18, Note 31 to the consolidated financial statements.

Property, Plant and Equipment

Trinity Biotech has four manufacturing sites worldwide, three in the US (Jamestown, NY, Kansas City, MO and Carlsbad, CA) and one in Bray, Ireland. The US and Irish facilities are each FDA and ISO registered facilities. As part of its ongoing commitment to quality, Trinity Biotech was granted the latest ISO 9001: 2000 and ISO 13485: 2003 certification. This certificate was granted by the Underwriters Laboratory, an internationally recognised notified body. It serves as external verification that Trinity Biotech has an established an effective quality system in accordance with an internationally recognised standard. By having an established quality system there is a presumption that Trinity Biotech will consistently manufacture products in a controlled manner. To achieve this certification Trinity Biotech performed an extensive review of the existing quality system and implemented any additional regulatory requirements.

Trinity Biotech has entered into a number of related party transactions with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of the Company, and directly with Mr O’Caoimh and Dr Walsh, to provide current and potential future needs for the Group’s manufacturing and research and development facilities, located in Bray, Ireland. In November 2004, Trinity Biotech entered into an agreement for a 25 year lease with JRJ, for 16,700 square feet of offices at an annual rent of €381,000 (US$493,000), payable from 2004. In December 2007, the Group entered into an agreement with Mr O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a rate of €17.94 per square foot (including fit out) giving a total annual rent of €787,000 (US$1,019,000). See Item 7 – Major Shareholders and Related Party Transactions.

Trinity Biotech USA operates from a 25,610 square foot FDA and ISO 9001 approved facility in Jamestown, New York. The facility was purchased by Trinity Biotech USA in 1994. Additional warehousing space is also leased in upstate New York at an annual rental charge of US$139,000.

MarDx operates from two facilities in Carlsbad, California. The first facility comprises 21,436 square feet and is the subject of a five year lease, renewed in 2009, at an annual rental cost of US$257,000. The second adjacent facility comprises 14,500 square feet and is the subject of a three year lease, amended in 2009, at an annual rental cost of US$173,000.

Additional office space is leased by the Group in Ireland, Kansas City, Missouri and Acton, Massachusetts at an annual cost of €115,000 (US$149,000), US$100,000 and US$86,000 respectively.

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

In relation to products produced at our facilities – these are as follows:

Bray, Ireland – Point-of-Care/HIV, Immunoflourescence and Clinical Chemistry products are manufactured at this site.

Jamestown, New York – this site specializes in the production of Microtitre Plate EIA products for infectious diseases and auto-immunity.

Carlsbad, California – this facility specializes in the development and manufacture of products utilizing Western Blot technology. Our Lyme suite of products is manufactured at this facility. Our new Point-of-Care range will be manufactured at this site.

Kansas City, Missouri – this site is responsible for the manufacture of the Group’s A1c range of products.

We are fully in compliance with all environmental legislation applicable in each jurisdiction in which we operate.

Capital expenditures and divestitures

Please refer to Item 18, Note 24 with regard to the acquisition of Phoenix Bio-tech Corp. in 2011 and to Item 18, Note 3 concerning the divestiture of the Coagulation product line during 2010.

Item 5

Operating and Financial Review and Prospects

Operating Results

Trinity Biotech’s consolidated financial statements include the attributable results of Trinity Biotech plc and all its subsidiary undertakings collectively. This discussion covers the years ended December 31, 2011, December 31, 2010 and December 31, 2009, and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

Trinity Biotech has availed of the exemption under SEC rules to prepare consolidated financial statements without a reconciliation to U.S. generally accepted accounting principles (“US GAAP”) as at and for the three year period ended December 31, 2011 as Trinity Biotech is a foreign private issuer and the financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”).

Overview

Trinity Biotech develops, manufactures and markets diagnostic test kits used for the clinical laboratory and Point-of-Care (“POC”) segments of the diagnostic market. These test kits are used to detect infectious diseases, sexually transmitted diseases, blood disorders and autoimmune disorders. The Group markets over 275 different diagnostic products in approximately 75 countries. In addition, the Group manufactures its own and distributes third party infectious disease diagnostic instrumentation. The Group, through its Fitzgerald operation, is also a significant provider of raw materials to the life sciences industry.

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

The comparability of our financial results for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 have been impacted by acquisitions made by the Group in two of the five years and by the divestiture of the Coagulation product line in 2010. There were no acquisitions made in 2010, 2009 or 2008. In 2011, the Group acquired 100% of the common stock of Phoenix Bio-tech Corporation. Phoenix Bio-tech manufactures and sells products for the detection of syphilis. In 2007, the Group acquired the immuno-technology assets of Cortex and certain components of the distribution business of Sterilab.

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

Research and development expenditure

We write-off research and development expenditure as incurred, with the exception of expenditure on projects whose outcome has been assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues. Such expenditure is capitalised at cost within intangible assets and amortised over its expected useful life of 15 years, which commences when the product is launched.

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

At December 31, 2011 the carrying value of capitalised development costs was US$16,630,000 (2010: US$10,073,000) (see Item 18, Note 12 to the consolidated financial statements). The increase in 2011 was as a result of development costs of US$6,829,000 being capitalised in 2011 which were partially offset by amortisation of US$272,000.

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

The recoverable amount of goodwill and intangible assets contained in each of the Group’s CGU’s is determined based on the greater of the fair value less cost to sell and value in use calculations. The Group operates in one market sector (namely diagnostics) and accordingly the key assumptions are similar for all CGU’s. The value in use calculations use cash flow projections based on the 2012 budget and projections for a further four years using projected revenue and cost growth rates of between 3% and 10%. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate are used in the value in use calculations. The cashflows and terminal values for the CGU’s are discounted using pre-tax discount rates which range from 18% to 33%.

The value in use calculation is subject to significant estimation, uncertainty and accounting judgements and are particularly sensitive in the following areas. In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, the following impairment loss/write back would be recorded at December 31, 2011:

•	No impairment loss or reversal of impairment in the event of a 10% increase in the growth in revenues.

•	No impairment loss or reversal of impairment in the event of a 10% decrease in the growth in revenues.

Similarly if there was a 10% variation in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be the following impairment loss/write back would be recorded at December 31, 2011:

•	No impairment loss or reversal of impairment in the event of a 10% decrease in the discount rate

•	No impairment loss or reversal of impairment in the event of a 10% increase in the discount rate

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write off any inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2009, 2010 or 2011 which would have an impact on the carrying values of inventory during those periods, except as discussed below.

At December 31, 2011 our allowance for slow moving and obsolete inventory was US$5,930,000 which represents approximately 23.0% of gross inventory value. This compares with US$6,400,000, or approximately 26.7% of gross inventory value, at December 31, 2010 (see Item 18, Note 15 to the consolidated financial statements) and US$12,566,000, or approximately 24.3% of gross inventory value, at December 31, 2009. There has been a small decrease in the estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory between 2011 and 2010. In the case of raw materials and work in progress, the size of the provision has been based on expected future production of these products. Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$515,000 at December 31, 2011 (2010: US$480,000) (2009: US$1,035,000) would result.

Allowance for impairment of receivables

We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected. Given the specific manner in which the allowance is calculated, there were no material changes in estimates made during 2011 or 2010 which would have an impact on the carrying values of receivables in these periods. At December 31, 2011, the allowance was US$1,507,000 which represents approximately 1.9% of Group revenues. This compares with US$1,443,000 at December 31, 2010 which represents approximately 1.6% of Group revenues (see Item 18, Note 16 to the consolidated financial statements) and to US$855,000 at December 31, 2009 which represents approximately 0.7% of Group revenues. In the event that this estimate was to increase or decrease by 0.4% of Group revenues, which would represent a reasonably likely range of outcomes, then a change in the allowance of US$312,000 at December 31, 2011 (2010: US$359,000) (2009: US$504,000) would result.

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

Impact of Recently Issued Accounting Pronouncements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”). The IFRS applied are those effective for accounting periods beginning on or after 1 January 2011. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. During 2011, the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) issued additional standards, interpretations and amendments to existing standards which are effective for periods starting after the date of these financial statements. A list of these additional standards, interpretations and amendments, and the potential impact on the financial statements of the Group, is outlined in Item 18, Note 1(z).

Subsequent Events

Acquisition of Fiomi Diagnostics AB

In Quarter 1 of 2012, the Group purchased 100% of the common stock of Fiomi Diagnostics AB for a total consideration of US$13.1 million (including US$3.4m of contingent payments). Fiomi, which is based in Uppsala, Sweden, is at an advanced stage in developing a panel of Point-of-Care cardiac marker assays.

This acquisition has not been reflected in the financial statements for the year ended December 31, 2011 as it was completed subsequent to the financial year end. The fair values of the acquired assets and liabilities have not been established yet.

The key terms of the acquisition are as follows:

•	An up-front cash payment of US$5.6m;

•	The transfer of 408,000 Trinity Biotech ADS’s as at the acquisition date (fair value of US$4.1m); and

•	Contingent cash consideration of US$3.4m.

As the initial accounting and fair value assessment for the business combination is incomplete at the time that these financial statements were authorised for issue, the following disclosures cannot be made but will be reported if relevant in the Form 20-F for the period ended December 31, 2012:

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

Results of Operations

Year ended December 31, 2011 compared to the year ended December 31, 2010

The following compares our results in the year ended December 31, 2011 to those of the year ended December 31, 2010 under IFRS. Our analysis is divided as follows:

1.	Overview

2.	Revenues

3.	Operating Profit

4.	Profit for the year

1. Overview

In 2011, revenues decreased by US$11.7 million to US$77.9 million due to the Coagulation product line being divested in 2010. Excluding Coagulation revenues, revenues increased by US$4.1 million in 2011, representing an increase of 4% in total, comprising growth of 3% in Point-of-Care revenues and 6% in Clinical Laboratory revenues.

Geographically, 66% of our sales were generated in the Americas, 22% in Africa/Asia and 12% in Europe.

The gross margin is 51.5% for 2011, which is 2.5% higher than the gross margin for 2010. The improved gross margin in 2011 primarily reflected the divestiture of the Coagulation product line, which was historically the Group’s product line with the lowest gross margin. Other reasons for the improvement in gross margin are better operating efficiencies and increased leverage of our manufacturing cost base as continuing revenues have risen compared to 2010.

The divestiture of the Coagulation product line resulted in a once-off gain in 2010 of US$46.8 million.

The table hereunder compares the profit before tax for year ended December, 2011 to the previous financial year.

	Year ended December 31,
	2011 US$’000	2010 US$’000	% Change
Profit before Tax	18,200	61,360

Profit before Tax (2010 figure shown before net gain on divestment of business and restructuring expenses)	18,200	14,886	22.3%

The profit before tax is US$18.2 million for the year ended December 31, 2011 which compares to a profit before tax of US$61.4 million for the year ended December 31, 2010. Excluding the gain on the divestiture of the Coagulation product line and the impact of restructuring expenses in 2010, the profit before tax would have been US$14.9 million in 2010. On a like-for-like basis, there was therefore an increase in profit before tax of 22.3% in 2011. The US$3.3 million increase in profit before tax was due to (a) increased Point-of-Care and Infectious Diseases revenues (b) improved gross margin due to the divestiture of the Coagulation product line and (c) the elimination of bank debt during 2010, causing the net interest income to increase by US$1.6 million in 2011.

The profit after tax for the year ended December 31, 2011 was US$15.6 million which compares to a profit after tax for the year ended December 31, 2010 of US$60.4 million. Excluding the gain on the divestiture of the Coagulation product line and the impact of restructuring expenses in 2010, the profit for 2010 would have been US$13.6 million (representing an increase of 14.7% in 2011).

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

Revenues by Product Line

Trinity Biotech’s revenues for the year ended December 31, 2011 were US$77,948,000 compared to revenues of US$89,635,000 for the year ended December 31, 2010, which represents a decrease of US$11,687,000 or 13%. The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2011 US$’000	2010 US$’000	% Change
Revenues
Clinical Laboratory	61,386	73,553	(16.5%)

Point-of-Care	16,562	16,082	3.0%

Total	77,948	89,635	(13.0%)

Clinical Laboratory

In 2011 Clinical Laboratory revenues decreased by US$12,167,000 which equates to a 16.5% decline. The decrease was due to the divestiture of the Coagulation product line in April 2010. Excluding Coagulation, clinical laboratory revenues increased by US$3.6 million when compared to 2010. This represents an increase of 6.3%.

The increase of 6.3% is attributable to three main factors:

•

demand for in vitro diagnostic tests for haemoglobin A1c and haemoglobin variants grew strongly, particularly in the USA. Revenues were also helped by the launch of the new Premier analyzer towards the end of 2011;

•

growth in Infectious Diseases revenues, particularly driven by the stronger Lyme season in the USA in 2011 and increased sales of syphilis tests due to the acquisition of Phoenix Bio-tech in quarter 1, 2011; and

•	higher sales of our Clinical Chemistry range of products which test for liver and kidney disease and haemolytic anaemia.

These increases were partially offset by a fall in revenues in our Fitzgerald business due to lower influenza antibody sales.

Point-of-Care

Our principal Point-of-Care product is Unigold™, which tests for the presence of HIV antibodies. Our two main markets for Point-of-Care tests are USA and Africa. Point-of-Care revenues increased by US$480,000, which represents an increase of 3%. This increase was mainly due to higher revenues in the USA.

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2011 US$‘000	2010 US$‘000	% Change
Revenues
Americas	51,352	53,993	(5%)
Europe	9,423	15,890	(41%)
Asia/Africa	17,173	19,752	(13%)

Total	77,948	89,635	(13%)

In the Americas, the 5% decrease amounting to US$2,641,000 is primarily attributable to a reduction in Coagulation revenue due to the divestiture of this product line in April 2010. This reduction was largely offset by strong growth in our Lyme’s disease and haemoglobin A1c products.

Revenues in Europe decreased by US$6,467,000, or 41% compared to 2010. The decrease was due to the divestiture of the Coagulation product line in 2010.

Asia/Africa revenues experienced a decline of 13%, or US$2,579,000 compared to 2010. The main reason for this decline was due to the fact that Coagulation sales ceased in April 2010 as a result of the divestiture of the Coagulation product line.

For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.

3. Operating Profit

The following table sets forth the Group’s operating profit:

	Year ended December 31,
	2011 US$’000	2010 US$’000	% Change
Revenues	77,948	89,635	(13%)
Cost of sales	(37,820)	(45,690)	(17%)

Gross profit	40,128	43,945	(9%)
Other operating income	910	1,616	(44%)
Research & development	(3,206)	(4,603)	(30%)
SG&A expenses	(22,048)	(26,929)	(18%)
Net gain on divestment of business and restructuring expenses	—	46,474	(100%)

Operating profit	15,784	60,503	(74%)

Cost of sales

Total cost of sales decreased by US$7,870,000 from US$45,690,000 for the year ended December 31, 2010 to US$37,820,000, for the year ended December 31, 2011, a decrease of 17%. The main reasons for the decrease in cost of sales in 2011 were the lower revenues following the divestiture of the Coagulation product line and the transfer of approximately 190 Coagulation production employees to Diagnostica Stago in April 2010.

Gross margin

The gross margin of 51.5% in 2011 compares to a gross margin of 49.0% in 2010. The increase in gross margin in 2010 is largely attributable to the divestiture of the Coagulation product line, which was the product line with the lowest gross margin.

Other operating income

Other operating income comprises income from the provision of services to Diagnostica Stago under a Transition Services Agreement (TSA) and rental income from sublet properties. TSA income commenced in April 2010 and comprised a variety of services including accounting, information technology and logistics support and warehousing services. The majority of the TSA services were short term arrangements which ceased either during 2010 or in early 2011 and this is the reason for the 44% decrease in other operating income in 2011.

Research and development expenses

Research and development (“R&D”) expenditure reduced from US$4,603,000 in 2010 to US$3,206,000 in 2011. The decrease was caused by the transfer of approximately 46 Coagulation specialists to Diagnostica Stago in April 2010. For details of the Company’s various R&D projects see “Research and Products under Development” in Item 5 below.

Selling, General & Administrative expenses (SG&A)

Total SG&A expenses decreased by US$4,881,000 from US$26,929,000 for the year ended December 31, 2010 to US$22,048,000 for the year ended December 31, 2011. The decrease is primarily due to the transfer of approximately 85 Coagulation employees and the transfer of our UK, German and French premises to Diagnostica Stago.

Net gain on divestment of business and restructuring expenses

In 2010, this comprised the gain on the sale of the worldwide Coagulation product line of US$46.8 million and a charge for restructuring expenses of US$0.3 million. There were no equivalent gains or expenses in 2011. The gain comprised consideration of US$89.9 million less US$43.1 million for Coagulation net assets and other attributable costs such as professional fees. For further information on the divestiture, refer to Item 18, Note 3.

The restructuring expenses related to a re-organisation of the Group’s HIV manufacturing activities and comprised termination payments of US$0.3 million for certain employees located in Ireland.

The following table outlines the breakdown of SG&A expenses in 2011 compared to 2010.

	Year ended December 31,
	2011 US$’000	2010 US$’000	(Decrease) US$’000	% Change
SG&A (excl. share-based payments and amortisation)	19,386	24,260	(4,874)	(20%)
Share-based payments	1,235	1,080	155	14%
Amortisation	1,427	1,589	(162)	(10%)

Total	22,048	26,929	(4,881)	(18%)

Selling General & Administrative Expenditure (excluding share-based payments and amortisation)

SG&A expenses excluding share-based payments and amortisation decreased from US$24,260,000 for the year ended December 31, 2010 to US$19,386,000 for the year ended December 31, 2011, which represents a decrease of 20%.

The decrease this year of US$4,874,000 is mainly due to the following main factors:

•

the transfer of 85 of the Group’s selling, general and administrative employees to Diagnostica Stago in April 2010. Diagnostica Stago purchased Trinity Biotech’s UK, German and French operations employing 43 selling, general and administrative employees. At the same time a further 42 selling, general and administrative employees in Ireland and USA were transferred to Diagnostica Stago;

•

in the post-divestiture period, certain SG&A costs associated with the provision of services to Diagnostica Stago under a Transition Services Agreement were eliminated when some of those services were terminated;

•	cost saving initiatives in I.T., finance and administration contributed to the overall reduction in SG&A costs;

•

these reductions were partially offset by foreign exchange movements as the weakening of the US Dollar against the Euro caused our Irish operation’s SG&A costs to increase by approximately 5% compared to 2010.

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

The Group recorded a total share-based payments charge of US$1,269,000 (2010: US$1,109,000). The increase of US$160,000 in the total share-based payments expense is due to the granting of new share options to employees and directors during 2010 and 2011. The total charge is shown in the following expense headings in the statement of operations: US$34,000 (2010:US$29,000) was charged against cost of sales and US$1,235,000 (2010: US$1,080,000) was charged against selling, general & administrative expenses.

For further details refer to Item 18, Note 19 to the consolidated financial statements.

Amortisation

Amortisation reduced from US$1,589,000 for the year ended December 31, 2010 to US$1,427,000 for the year ended December 31, 2011. The decrease of US$162,000 is mainly due to the divestiture of all Coagulation intangible assets in 2010 to Diagnostica Stago partially offset by higher amortisation charges as new products, notably the Premier instrument, were launched.

4. Profit for the year

The following table sets forth selected statement of operations data for each of the periods indicated.

	Year ended December 31,
	2011 US$‘000	2010 US$‘000	% Change
Operating profit	15,784	60,503	(74%)
Net financing income	2,416	857	182%

Profit before tax	18,200	61,360	(70%)
Income tax expense	(2,607)	(942)	177%

Profit of the year	15,593	60,418	(74%)

Net Financing income

Net financing income is US$2,416,000 for year-end December 31, 2011 compared to US$857,000 in 2010. Financial expenses decreased from US$495,000 for year-end December 31, 2010 to US$12,000 in 2011. The decrease is due to the repayment of all bank loans from the proceeds of sale of the Coagulation product line. Financial income increased from US$1,352,000 for year-end December 31, 2010 to US$2,428,000 in 2011 due to the full year effect of the interest income earned on the proceeds of sale of the Coagulation product line.

Taxation

The Group recorded a tax charge of US$2,607,000 for the year ended December 31, 2011 compared to US$942,000 for the year ended December 31, 2010. The 2011 tax charge comprises US$1,402,000 of current tax and US$1,205,000 of deferred tax. The increase in the total tax charge in 2011 is primarily due to a higher deferred tax charge. In 2010, the deferred tax charge was reduced significantly by the release of deferred tax liabilities following the sale of the Group’s Coagulation property, plant, equipment and intangible assets. The current tax charge has also increased in 2011 mainly due to higher taxable income in our Irish operation. For further details on the Group’s tax charge please refer to Item 18, Note 9 and Note 13 to the consolidated financial statements.

Profit for the year

The profit for the year amounted to US$15,593,000 which represents a decrease of US$44,825,000 when compared to US$60,418,000 in 2010. Excluding the after tax impact of the gain on the sale of the Coagulation product line of US$47,129,000 and the restructuring expenses of US$301,000, the 2010 profit for the year would be US$13,590,000. The increase in profits in 2011 of US$2,003,000 compared to 2010, excluding once-off gains and expenses, represents an increase of 14.7%.

Results of Operations

Year ended December 31, 2010 compared to the year ended December 31, 2009

The following compares our results in the year ended December 31, 2010 to those of the year ended December 31, 2009 under IFRS. Our analysis is divided as follows:

1.	Overview

2.	Revenues

3.	Operating Profit

4.	Profit for the year

1. Overview

In 2010, Trinity Biotech divested its Coagulation product line and this was the main reason for the US$36.3 million decline in revenues compared to 2009. Excluding Coagulation revenues, the decrease was US$4.8 million, representing a reduction of 6% compared to 2009. In 2010, Point-of-Care revenues declined by 11%, largely due to the company’s decision not to ship to a major HIV customer beginning in the second half of 2009 and continuing into 2010 due to credit related issues. Lower levels of public expenditure on testing in the US market also caused the reduction in Point-of-Care revenues. Clinical laboratory revenues (excluding Coagulation) declined by just under 5%.

The gross margin is 49% for 2010, which is 3.7% higher than the gross margin for 2009. The increase in gross margin this year is primarily attributable to the divestiture of the Coagulation product line. Due to the costly instrument servicing requirements in the Coagulation product line, it was the Group’s least profitable product line.

The divestiture of the Coagulation product line resulted in a once-off gain of US$46.8 million.

The table hereunder compares the profit before tax for year ended December, 2010 to the previous financial year.

	Year ended December 31,
	2010 US$’000	2009 US$’000	% Change
Profit before Tax	61,360	12,915

Profit before Tax (2010 figure shown before net gain on divestment of business and restructuring expenses)	14,886	12,915	15.3%

The profit before tax is US$61.4 million for the year ended December 31, 2010 which compares to a profit before tax of US$12.9 million for the year ended December 31, 2009. Excluding the gain on the divestiture of the Coagulation product line and the impact of restructuring expenses in 2010, the profit before tax would have been US$14.9 million in 2010. On a like-for-like basis, there was therefore an increase in profit before tax of 15.3% in 2010. The US$2.0 million increase in profit before tax was primarily due to the elimination of bank debt, causing the net interest expense of US$1.2m in 2009 to become net interest income of US$0.9m in 2010.

The profit for the year ended December 31, 2010 was US$60.4 million which compares to a profit for the year ended December 31, 2009 of US$11.8 million. Excluding the gain on the divestiture of the Coagulation product line and the impact of restructuring expenses in 2010, the profit for 2010 would have been US$13.6 million.

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

	Year ended December 31,
	2010 US$’000	2009 US$’000	% Change
Revenues
Clinical Laboratory	73,553	107,778	(31.8%)

Point-of-Care	16,082	18,129	(11.3%)

Total	89,635	125,907	(28.8%)

Clinical Laboratory

In 2010 Clinical Laboratory revenues decreased by US$34,225,000 which equates to a 32% decline. The decrease was largely due to the divestiture of the Coagulation product line in April 2010. Excluding Coagulation, clinical laboratory revenues decreased by US$2.8 million when compared to 2009. This represents a decrease of 4.5%.

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

Point-of-Care

Our principal Point-of-Care product is Unigold™, which tests for the presence of HIV antibodies. Our two main markets for Point-of-Care tests are USA and Africa. Point-of-Care revenues decreased by US$2,047,000, which represents a decline of 11%.

Point-of-Care revenues in the USA decreased by 10% mainly due to lower levels of public expenditure on testing in the US market. In Africa, revenues decreased by 7% largely due to the company’s decision not to ship to a major HIV customer due to credit related issues beginning in the second half of 2009 and continuing into 2010.

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2010 US$‘000	2009 US$‘000	% Change
Revenues
Americas	53,993	68,130	(21%)
Europe	15,890	32,389	(51%)
Asia/Africa	19,752	25,388	(22%)

Total	89,635	125,907	(29%)

In the Americas, the 21% decrease amounting to US$14,137,000 is primarily attributable to a reduction in Coagulation revenue due to the divestiture of this business in April 2010. The other main factor was a slower lyme season due to weather conditions in the USA.

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

3. Operating Profit

The following table sets forth the Group’s operating profit

	Year ended December 31,
	2010 US$’000	2009 US$’000	% Change
Revenues	89,635	125,907	(29%)
Cost of sales	(45,690)	(68,891)	(34%)

Gross profit	43,945	57,016	(23%)
Other operating income	1,616	437	270%
Research & development	(4,603)	(7,341)	(37%)
SG&A expenses	(26,929)	(36,013)	(25%)
Net gain on divestment of business and restructuring expenses	46,474	—	—

Operating profit	60,503	14,099	329%

Cost of sales

Total cost of sales decreased by US$23,201,000 from US$68,891,000 for the year ended December 31, 2009 to US$45,690,000, for the year ended December 31, 2010, a decrease of 34%. The main reasons for the decrease in cost of sales in 2010 were the lower revenues following the divestiture of the Coagulation product line and the transfer of approximately 190 Coagulation production employees to Diagnostica Stago in April 2010.

Gross margin

The gross margin of 49.0% in 2010 compares to a gross margin of 45.3% in 2009. The increase in gross margin in 2010 is attributable to the divestiture of the Coagulation product line, which was the product line with the lowest gross margin.

Other operating income

Other operating income comprises income from the provision of services to Diagnostica Stago under a Transition Services Agreement (TSA) and rental income from sublet properties. TSA income commenced in May 2010 and it accounts for the increase of US$1,179,000 compared to the year ended December 31, 2009. A variety of services were provided to Diagnostica Stago including accounting, information technology and logistics support and warehousing services.

Research and development expenses

Research and development (“R&D”) expenditure reduced from US$7,341,000 in 2009 to US$4,603,000 in 2010. The decrease was caused by the transfer of approximately 46 Coagulation specialists to Diagnostica Stago in April 2010. For details of the Company’s various R&D projects see “Research and Products under Development” in Item 5 below.

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

Net gain on divestment of business and restructuring expenses

This comprises the gain on the sale of the worldwide Coagulation product line of US$46.8 million and a charge for restructuring expenses of US$0.3 million. There were no equivalent gains or expenses in 2009. The gain comprised consideration of US$89.9 million less US$43.1 million for Coagulation net assets and other attributable costs such as professional fees. For further information on the divestiture, refer to Item 18, Note 3.

The restructuring expenses related to a re-organisation of the Group’s HIV manufacturing activities and comprised termination payments of US$0.3 million for employees located in Ireland.

The following table outlines the breakdown of SG&A expenses in 2010 compared to 2009.

	Year ended December 31,
	2010 US$’000	2009 US$’000	(Decrease) US$’000	% Change
SG&A (excl. share-based payments and amortisation)	24,260	33,552	(9,292)	(28%)
Share-based payments	1,080	502	578	122%
Amortisation	1,589	1,959	(370)	(19%)

Total	26,929	36,013	(9,084)	(25%)

Selling General & Administrative Expenditure (excluding share-based payments and amortisation)

SG&A expenses excluding share-based payments and amortisation decreased from US$33,552,000 for the year ended December 31, 2009 to US$24,260,000 for the year ended December 31, 2009, which represents a decrease of 28%.

The decrease this year of US$9,292,000 is mainly due to the transfer of approximately 48% of the Group’s selling, general and administrative employees to Diagnostica Stago in May, 2010. Diagnostica Stago purchased Trinity’s UK, German and French operations employing 43 selling, general and administrative employees. A further 42 selling, general and administrative employees in Ireland and USA were transferred to Diagnostica Stago.

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

The Group recorded a total share-based payments charge of US$1,109,000 (2009: US$521,000). The increase of US$588,000 in the total share-based payments expense is due to the granting of new share options to employees and directors during 2009 and 2010. The total charge is shown in the following expense headings in the statement of operations: US$29,000 (2009: US$19,000) was charged against cost of sales, US$1,080,000 (2009: US$502,000) was charged against selling, general & administrative expenses.

For further details refer to Item 18, Note 19 to the consolidated financial statements.

Amortisation

Amortisation reduced from US$1,959,000 for the year ended December 31, 2009 to US$1,589,000 for the year ended December 31, 2010. The decrease of US$370,000 is mainly due to the divestiture of all Coagulation intangible assets, including the Destiny range of instruments, to Diagnostica Stago as part of the divestiture of the Coagulation product line.

4. Profit for the year

The following table sets forth selected statement of operations data for each of the periods indicated.

	Year ended December 31,
	2010 US$‘000	2009 US$‘000	% Change
Operating profit	60,503	14,099	329%
Net financing income/(costs)	857	(1,184)	172%

Profit before tax	61,360	12,915	375%
Income tax expense	(942)	(1,091)	(14%)

Profit of the year	60,418	11,824	411%

Net Financing income/(costs)

Net financing income is US$857,000 for year-end December 31, 2010 compared to a net financing cost of US$1,184,000 in 2009. Financial expenses decreased from US$1,192,000 for year-end December 31, 2009 to US$495,000 in 2010. The decrease is due to the repayment of all bank loans from the proceeds of sale of the Coagulation product line. Financial income increased from US$8,000 for year-end December 31, 2009 to US$1,352,000 in 2010 due to higher balances on deposit and due to the interest income earned on the deferred consideration. The deposit balances totalled US$55.6 million at December 31, 2010 compared to US$1.4 million at December 31, 2009.

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

Profit for the year

The profit for the year amounted to US$60,418,000 which represents an increase of US$48,594,000 when compared to US$11,824,000 in 2009. Excluding the after tax impact of the gain on the sale of the Coagulation product line of US$47,129,000 and the restructuring expenses of US$301,000, the 2010 profit for the year would be US$13,590,000. The increase in profits in 2010 of US$1,766,000 compared to 2009, excluding once-off gains and expenses, represents an increase of 14.9%.

Liquidity and Capital Resources

Financing

During 2010 the Group repaid in full the outstanding portion of its US$48,340,000 club banking facility with AIB plc and Bank of Scotland (Ireland) Limited (“the banks”) using the proceeds from the divestiture of the Coagulation product line. This facility had been secured on the assets of the Group (see Item 18, Note 25(c)).

Working capital

In the Group’s opinion the Group will have access to sufficient funds to support its existing operations for at least the next 12 months by utilising existing cash resources and cash generated from operations.

The amount of cash generated from operations will depend on a number of factors which include the following:

•	The ability of the Group to continue to generate revenue growth from its existing product lines;

•	The ability of the Group to generate revenues from new products following the successful completion of its development projects;

•	The extent to which capital expenditure is incurred on additional property plant and equipment;

•	The level of investment required to undertake both new and existing development projects;

•	Successful working capital management in the context of a growing business.

The Group has some finance lease obligations outstanding at December 31, 2011 and the expected maturity dates of these are set out in more detail in Item 11.

Cash management

As at December 31, 2011, Trinity Biotech’s consolidated cash and cash equivalents were US$71,085,000. This compares to cash and cash equivalents of US$58,002,000 at December 31, 2010.

Cash generated from operations for the year ended December 31, 2011 amounted to US$18,772,000 (2010: US$22,973,000), a decrease of US$4,201,000. The decrease in cash generated from operations of US$4,201,000 is attributable to a decrease in operating cash flows before changes in working capital of US$1,193,000 and unfavourable working capital movements of US$3,008,000. The decrease in operating cash flows before changes in working capital of US$1,193,000 is primarily due to the impact of provision movements in 2010 coupled with higher financial income in 2011. The unfavourable working capital movements, when compared to the prior year, are primarily due to the effect of the cash outflows for trade and other receivables of US$1,818,000 (mainly due to the impact of the divestiture of the Coagulation product line in 2010) and trade and other payables of US$1,607,000 (as a result of the reduction in creditor days) being partially offset by cash inflows from inventories of US$417,000. The cash generated from operations was attributable to a profit before interest and taxation of US$15,784,000 (2010: US$13,728,000 (excluding the impact of the gain on divestment of the business)), as adjusted for non cash items of US$4,154,000 (2010: US$7,403,000) plus cash outflows due to changes in working capital of US$1,166,000 (2010: cash inflows of US$1,842,000).

The decrease in other non cash charges from US$7,403,000 for the year ended December 31, 2010 to US$4,154,000 for the year ended December 31, 2011 is mainly attributable to the movement in items including inventory provisions.

The net cash outflows in 2011 due to changes in working capital of US$1,166,000 are due to the following:

•	A decrease in accounts receivable of US$1,276,000 due to a decrease in debtors days in the year as a result of better collections;

•	An increase in inventory of US$2,409,000 due to the strategic build up of certain stock items during the course of the year (most notably in relation to our new Premier Hb9210 Instrument); and

•	A broadly flat trade and other payables balance (decrease of US$33,000).

Net interest received amounted to US$2,001,000 (2010: US$339,000). This consisted of interest received of US$2,013,000 (2010: US$842,000) on the Group’s cash deposits and interest payments of US$12,000 (2010: US$503,000) on the Group’s interest bearing debt. In 2010, the Group repaid its bank loans following the sale of the Coagulation product line (see Item 18, Note 3) and hence the interest paid in 2011 relates to finance leases only.

Net cash outflows from investing activities for the year ended December 31, 2011 amounted to US$130,000 (2010: inflows of US$56,885,000) which were principally made up as follows:

•	Proceeds from the divestiture of the Coagulation product line (deferred consideration payment) of US$11,250,000 (2010: US$65,886,000);

•

Payments to acquire intangible assets of US$6,799,000 (2010: US$6,233,000), which principally related to development expenditure capitalised as part of the Group’s on-going product development activities;

•	Acquisition of property, plant and equipment of US$2,436,000 (2010: US$2,784,000) incurred as part of the Group’s investment programme for its manufacturing and distribution activities; and

•	Payments made to acquire subsidiary undertakings during the year of US$2,145,000 (net of cash acquired).

Net cash outflows from financing activities for the year ended December 31, 2011 amounted to US$7,247,000 (2010: US$27,984,000). The principal reason for the decrease in outflows in 2011 is due to the fact that the Group repaid its long-term bank debt of US$29,775,000 in 2010. The main areas of cash outflow from financing activities for the year were the purchase of Treasury Shares for US$6,094,000 (2010: US$NIL) and the payment of a dividend for the first time in the Company’s history for US$2,145,000 in 2011. Other cash outflows included expenses paid in connection with share issues and debt financing of US$38,000 (2010: US$74,000) and payments in respect of finance lease liabilities of US$159,000 (2010: US$638,000). These outflows were partially offset by the receipt of US$1,189,000 from the issue of ordinary shares in 2011 (2010: US$1,023,000). Ordinary shares issued in 2011 and 2010 are as a result of share options and warrants exercised during the course of the year.

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

As at December 31, 2011 and December 31, 2010, total interest-bearing debt, consisting entirely of leases, was US$108,000 and US$273,000 respectively. Cash and cash equivalents were US$71,085,000 (2010: US$58,002,000). For a more comprehensive discussion of the Group’s level of borrowings at the end of 2011, the maturity profile of the borrowings, the Group’s use of financial instruments, its currency and interest rate structure and its funding and treasury policies please refer to Item 11 “Qualitative and Quantitative Disclosures about Market Risk”.

Contractual obligations

The following table summarises our minimum contractual obligations and commercial commitments, including interest, as of December 31, 2011:

Contractual Obligations	Payments due by Period
	Total US$’000	less than 1 year US$’000	1-3 Years US$’000	3-5 Years US$’000	more than 5 years US$’000
Capital (finance) lease obligations	110	110	—	—	—
Operating lease obligations	34,209	2,388	4,621	3,835	23,365

Total	34,319	2,498	4,621	3,835	23,365

In the past, Trinity Biotech incurred debt and raised equity to pursue its policy of growth through acquisition. However, since the divestiture of the Coagulation product line in 2010, the Group has eliminated bank debt and has considerable cash resources. The Group intends to grow organically for the foreseeable future and Trinity Biotech believes that it will have sufficient funds to meet its capital commitments and continue existing operations in to the future, in excess of 12 months. If the Group was to make a large and unanticipated cash outlay, the Group would have further funding requirements. If this were the case, there can be no assurance that financing will be available at attractive terms, or at all. The Group believes that success in raising additional capital or obtaining profitability will be dependent on the viability of its products and their success in the market place.

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

During 2011, a number of individuals acted as third party consultants working principally on the Premier Hb9210 and Tristat instruments. The total amount paid to these R&D consultants in 2011 was US$558,000 (2010: US$960,000).

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

Centres of Excellence

Trinity Biotech has research and development groups focusing separately on Point-of-Care products, Diabetes products and Western Blot products. These groups are located in Ireland and the USA and largely mirror the production capability at each production site, hence creating a centre of excellence for each product type. In addition to in-house activities, Trinity Biotech sub-contracts some research and development from time to time to independent researchers based in the USA and Europe.

Principal Development Projects

The following table sets forth for each of the main development projects, the costs incurred during each period presented and the cumulative costs incurred as at 31 December 2011:

Product Name	2011	2010	Total project costs to December 31, 2011
	US$’000	US$’000	US$’000
Premier Hb9210 Instrument for Haemoglobin A1c testing	3,652	2,569	8,033
Syphilis Rapid Point-of-Care test	611	185	796
Cryptosporidium rapid Point-of-Care test	520	20	540
Giardia rapid Point-of-Care test	513	28	541
HIV Ag-Ab rapid test	421	247	668
Tristat Point-of-Care instrument	333	318	4,427
Unigold Recombigen HIV Rapid enhancement	247	142	1,755
Strep pneumonia rapid Point-of-Care test	194	1	195
C. Difficile rapid Point-of-Care test	171	13	184

The costs in the foregoing table mainly comprise the cost of internal resources, such as the payroll costs for the development teams and attributable overheads. The remainder mainly comprises materials, consumables and third party consultants’ costs.

The following table sets forth the estimated cost to complete each of the main development projects which were underway in 2011. The total estimated completion costs are anticipated to be incurred evenly up to the completion date of the relevant project.

Product Name	Total costs to complete	Estimated date for completion
	US$’000	US$’000
Premier Hb9210 Instrument*	2,600	2013
HIV Ag-Ab rapid test	1,000	2013
Syphilis rapid Point-of-Care test	876	2012
H Pylori rapid Point-of-Care test	800	2013
C. Difficile rapid Point-of-Care test	536	2012
Strep pneumonia rapid Point-of-Care test	455	2012
Tristat Point-of-Care instrument	364	2012
IgM Captia	250	2012

*	The Premier instrument was launched in 2011, however, the Premier project is on-going and there will be various enhancements and upgrades including an Ion Exchange platform version of the instrument.

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

The following is a description of the principal projects which are currently being undertaken by the R&D groups within Trinity Biotech:

Point-of-Care (“POC”) Development Group

During 2010, the company commissioned and staffed a new POC product development unit at its Carlsbad, CA facility. This facility has been equipped with state-of-the-art POC assay development equipment and the Group has commenced development of a portfolio of Point-of-Care / lateral flow infectious disease tests. Initial tests include an enteric panel of assays for the detection of Giardia, Cryptosporidium and C. Difficile antigens in human stool samples. We have also commenced development of a test for the detection of treponemal and non-treponemal Syphilis antibodies in human whole blood. In 2011, we continued to develop our HIV Ag-Ab rapid test at this facility. This rapid test aims to detect HIV at an earlier stage in the infection cycle by testing a patient’s sample for the presence of the p24 antigen. It is envisaged that this project will be completed in 2013. In early 2012, the company announced the CE Marking and submission for FDA approval for its Point-of-Care Uni-GoldTM Giardia test. It is envisaged that several other tests will reach a similar stage in 2012.

A1c Development Group

Premier Hb9210 Instrument for Haemoglobin A1c Testing

This project entails the development of a new High Performance Liquid Chromotography (HPLC) instrument for testing haemoglobin A1c. This is a measure of a patient’s average blood sugar control over the last two to three months. The new instrument will allow access to markets not previously open to Trinity Biotech due to instrument price and test capability (A1c and variant). Development was initiated in late 2007, continued through 2010 and 2011 and launched in the non-US market in 2011. It will launch in the US market in 2012 following FDA approval in late 2011.

HbA1c testing is one of the fastest growing markets in the diagnostics industry. Diabetes is the fourth leading cause of death by disease in the world and the number of diabetic patients is expected to reach 370 million in 2030. In the U.S. alone some 20.8 million Americans (7 percent of the population) have the disease with a further 54 million Americans considered to be pre-diabetic. The total laboratory HbA1c market worldwide is approximately US$300 million.

The Premier Hb9210 analyser is a best in class instrument with the following key advantages:

•	Patented boronate affinity technology, therefore eliminating interference from haemoglobin variants,

•	Results available in 1 minute enabling fastest patient result turnaround times,

•	State-of-the-art software using touch screen technology to facilitate ease of use with operators,

•	Modular instrument which will significantly reduce the cost of on-site maintenance.

Trend Information

For information on trends in future operating expenses and capital resources, see “Results of Operations”, “Liquidity and Capital Resources” and “Impact of Inflation” under Item 5.

Item 6

Directors and Senior Management

Directors

Name	Age	Title
Ronan O’Caoimh	56	Chairman and Chief Executive Officer

Rory Nealon	44	Director, Chief Operations Officer

Jim Walsh, PhD	53	Director, Chief Scientific Officer

Denis R. Burger, PhD	68	Non Executive Director

Peter Coyne	52	Non Executive Director

Clint Severson	63	Non Executive Director

James D. Merselis	58	Non Executive Director

Executive Officer

Kevin Tansley	41	Chief Financial Officer & Company Secretary

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

Denis R. Burger, PhD, Non-executive director, co-founded Trinity Biotech in June 1992 and was Chairman from June 1992 to May 1995. He is currently Chairman of BioCurex, Inc, a cancer diagnostics, OTC:BB listed company and is also non-executive director of Lorus Therapeutics, Inc, a cancer therapeutics, TSX listed company. Until March 2007, Dr Burger was the Chairman and Chief Executive Officer of AVI Biopharma Inc, a NASDAQ listed biotechnology company. He was also a co-founder and, from 1981 to 1990, Chairman of Epitope Inc. In addition, Dr Burger has held a professorship in the Department of Microbiology and Immunology and Surgery (Surgical Oncology) at the Oregon Health and Sciences University in Portland. Dr Burger received his degree in Bacteriology and Immunology from the University of California in Berkeley in 1965 and his Master of Science and PhD in 1969 in Microbiology and Immunology from the University of Arizona.

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

James D. Merselis, Non-executive director, joined the board of Trinity Biotech in February 2009. Mr. Merselis is currently a consultant to healthcare diagnostics companies. Mr. Merselis was formerly President and CEO of ITC Nexus Dx, Inc., a privately held diagnostics company working to improve patient care by providing rapid and reliable Point-of-Care (POC) medical test information. Prior to this Mr. Merselis served as President and CEO of Alverix, Inc., a privately held company developing portable medical diagnostic instruments. From 2002 to 2007, Mr. Merselis served as President and CEO of HemoSense, Inc. (AMEX: HEM), a Point-of-Care diagnostics company providing patients and physicians with rapid test results to help manage the risk of stroke with the use of warfarin or Coumadin. Prior to his tenure at HemoSense, Mr. Merselis served as President and CEO of Micronics, Inc., a microfluidics company. In addition, Mr. Merselis held a series of increasingly responsible executive positions over twenty-two years with Boehringer Mannheim Diagnostics (now Roche Diagnostics).

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

Total directors and non-executive directors’ remuneration, excluding pension, for the year ended December 31, 2011 amounted to US$2,086,000. The pension charge for the year amounted to US$111,000. See Item 18, Note 6 to the consolidated financial statements. The split of directors’ remuneration set out by director is detailed in the table below:

Executive Director	Salary/ Benefits	Performance related bonus	Defined contribution pension	Total 2011	Total 2010
	US$’000	US$’000	US$’000	US$’000	US$’000
Ronan O’Caoimh [1]	686	166	29	881	1,092
Rory Nealon	436	100	40	576	714
Jim Walsh*	356	50	42	448	85

	1,478	316	111	1,905	1,891

Non-executive director	Fees	Other	Total 2011	Total 2010
	US$’000	US$’000	US$’000	US$’000
Denis R. Burger	78	7	85	73
Peter Coyne	78	7	85	73
James Merselis	68	—	68	63
Clint Severson	68	—	68	63
Jim Walsh*	—	—	—	85

	292	14	306	357

*	Dr. Jim Walsh is included as a non-executive director of the Company up until his appointment as Chief Scientific Officer in October 2010 and accordingly his remuneration after that point has been categorised with the other executive directors.

Chief Financial Officer & Company Secretary	Salary/ Benefits	Performance related bonus	Defined contribution pension	Total 2011	Total 2010
	US$’000	US$’000	US$’000	US$’000	US$’000
Kevin Tansley	310	100	34	444	613

As at December 31, 2011 there was no accrual by the Company to provide pension, retirement or similar benefits for the directors (2010: US$58,000).

The total share-based compensation expense recognised in the consolidated statement of operations in 2011 in respect of options granted to both executive and non-executive directors and the Company Secretary amounted to US$750,000. See Item 18, Note 6 to the consolidated financial statements.

[1]	Includes payments made to Darnick Limited

Neither the directors nor the Company Secretary were granted options during 2011. 2,500,000 ‘A’ share options (625,000 ADS equivalent) were granted to the directors and the Company Secretary during 2010, the terms of which are as follows:

Share Options Granted in 2010:

Director/Executive Officer	Number of Options Granted	Exercise Price of Options Granted	Date of Option Grant*
Ronan O’Caoimh	800,000 ‘A’ shares (200,000 ADS)	US$1.52 per ‘A’ share (US$6.07 per ADS)	21 May 2010
Rory Nealon	500,000 ‘A’ shares (125,000 ADS)	US$1.52 per ‘A’ share (US$6.07 per ADS)	21 May 2010
Denis Burger	60,000 ‘A’ shares (15,000 ADS)	US$1.52 per ‘A’ share (US$6.07 per ADS)	21 May 2010
Peter Coyne	60,000 ‘A’ shares (15,000 ADS)	US$1.52 per ‘A’ share (US$6.07 per ADS)	21 May 2010
Jim Walsh	60,000 ‘A’ shares (15,000 ADS)	US$1.52 per ‘A’ share (US$6.07 per ADS)	21 May 2010
Clint Severson	60,000 ‘A’ shares (15,000 ADS)	US$1.52 per ‘A’ share (US$6.07 per ADS)	21 May 2010
James Merselis	60,000 ‘A’ shares (15,000 ADS)	US$1.52 per ‘A’ share (US$6.07 per ADS)	21 May 2010
Jim Walsh	400,000 ‘A’ shares (100,000 ADS)	US$1.57 per ‘A’ share (US$6.26 per ADS)	4 October 2010
Kevin Tansley	500,000 ‘A’ shares (125,000ADS)	US$1.52 per ‘A’ share (US$6.07 per ADS)	21 May 2010

*	All options issued are subject to a 7 year life from date of grant.

In addition, see Item 7 – Major Shareholders and Related Party Transactions for further information on the compensation of Directors and Officers.

Directors’ Service Contracts

The Company has entered into service contracts with its Executive Directors and Officers. These contracts contain certain termination provisions which are summarised below.

On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by an agreement with Darnick Limited, a company wholly-owned by members of Mr. O’Caoimh’s immediate family. Pursuant to the agreement, Darnick Limited will provide the Company with the services of Mr. O’Caoimh as Chief Executive Officer. The agreement contains certain non-competition and confidentiality provisions. The term of the agreement will continue until such time as it is terminated by either party, subject to the Company providing one year’s notice. Where termination occurs within 12 months of a change of control of the Company, two year’s notice will apply. Darnick Limited may terminate the agreement on six month’s notice. Mr. O’Caoimh remains as Chairman of the Board of Directors.

Under the terms of his service contract, Rory Nealon, Chief Operations Officer, is entitled to 12 months salary and benefits in the event of termination by the Company. Where termination arises within 12 months of a change in control of the Company, Mr. Nealon is entitled to 18 months salary and benefits.

Under the terms of his service contract, Kevin Tansley, Chief Financial Officer, is entitled to 12 months salary and benefits in the event of termination by the Company. Where termination arises within 12 months of a change in control of the Company, Mr. Tansley is entitled to 18 months salary and benefits.

Under the terms of his service contract, Jim Walsh, Chief Scientific Officer, is entitled to 12 months salary and benefits in the event of termination by the Company. Where termination arises within 12 months of a change in control of the Company, Dr. Walsh is entitled to 18 months salary and benefits.

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

Because Trinity Biotech is a foreign private issuer, it is not required to comply with all of the corporate governance requirements set forth in NASDAQ Rule 5600 as they apply to U.S. domestic companies. The Group’s corporate governance measures differ in the following significant ways: (a) the Group has not appointed an independent nominations committee or adopted a board resolution addressing the nominations process and (b) the Audit Committee of the Group currently consists of two members (both of whom are independent non-executive directors) – while U.S. domestic companies listed on NASDAQ are required to have three members on their audit committee and be comprised only of independent directors.

Employees

As of December 31, 2011, Trinity Biotech had 364 employees (2010: 343) consisting of 49 research scientists and technicians, 213 manufacturing and quality assurance employees, and 102 finance, administration, sales and marketing staff (2010: 29 research scientists and technicians, 210 manufacturing and quality assurance employees, and 104 finance, administration, sales and marketing staff). Trinity Biotech’s future hiring levels will depend on the growth of revenues.

The geographic spread of the Group’s employees was as follows: 107 in Bray, Ireland and 257 in its US operations.

Stock Option Plans

The Board of Directors have adopted the Employee Share Option Plans (the “Plans”), with the most recently adopted Share Option Plan being the 2011 Plan. The purpose of these Plans is to provide Trinity Biotech’s employees, consultants, officers and directors with additional incentives to improve Trinity Biotech’s ability to attract, retain and motivate individuals upon whom Trinity Biotech’s sustained growth and financial success depends. These Plans are administered by a Compensation Committee designated by the board of directors. Options under the Plans may be awarded only to employees, officers, directors and consultants of Trinity Biotech.

The exercise price of options is determined by the Compensation Committee. The term of an option will be determined by the Compensation Committee, provided that the term may not exceed ten years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with Trinity Biotech (or one year after such termination because of death or disability) except where a longer period is approved by the board of directors. Under certain circumstances involving a change in control of Trinity Biotech, the Committee may accelerate the exercisability and termination of options. As of February 29, 2012, 5,753,758 (1,438,439 ADS equivalent) of the options outstanding were held by the directors and Company Secretary of Trinity Biotech as follows:

Director/Company Secretary	Number of Options ‘A’ Shares	Number of Options ADS Equivalent	Exercise Price (Per ‘A’ Share)		Exercise Price (Per ADS)		Expiration Date of Options
Ronan O’Caoimh	250,000 350,000 43,752 266,670 600,000	62,500 87,500 10,938 66,667 150,000	US$ US$ US$ US$ US$	1.67 2.09 1.07 0.66 1.52	US$ US$ US$ US$ US$	6.68 8.36 4.28 2.63 6.07	2 November 2012 13 December 2013 18 March 2015 8 May 2016 21 May 2017
Rory Nealon	100,000 150,000 200,000 240,000 500,000 500,000	25,000 37,500 50,000 60,000 125,000 125,000	US$ US$ US$ US$ US$ US$	1.67 2.09 1.07 0.74 0.66 1.52	US$ US$ US$ US$ US$ US$	6.68 8.36 4.28 2.96 2.63 6.07	2 November 2012 13 December 2013 18 March 2015 16 September 2015 8 May 2016 21 May 2017
Denis Burger	25,000 25,000 60,000 60,000	6,250 6,250 15,000 15,000	US$ US$ US$ US$	1.67 2.09 0.66 1.52	US$ US$ US$ US$	6.68 8.36 2.63 6.07	2 November 2012 13 December 2013 8 May 2016 21 May 2017
Jim Walsh	50,000 25,000 60,000 60,000 400,000	12,500 6,250 15,000 15,000 100,000	US$ US$ US$ US$ US$	1.67 2.09 0.66 1.52 1.57	US$ US$ US$ US$ US$	6.68 8.36 2.63 6.07 6.26	2 November 2012 13 December 2013 8 May 2016 21 May 2017 4 October 2017
Peter Coyne	25,000 25,000 60,000 60,000	6,250 6,250 15,000 15,000	US$ US$ US$ US$	1.67 2.09 0.66 1.52	US$ US$ US$ US$	6.68 8.36 2.63 6.07	2 November 2012 13 December 2013 8 May 2016 21 May 2017
Clint Severson	120,000 60,000	30,000 15,000	US$ US$	0.66 1.52	US$ US$	2.63 6.07	8 May 2016 21 May 2017
James Merselis	120,000 60,000	30,000 15,000	US$ US$	0.66 1.52	US$ US$	2.63 6.07	8 May 2016 21 May 2017
Kevin Tansley	20,000 30,000 75,000 150,000 150,000 333,336 500,000	5,000 7,500 18,750 37,500 37,500 83,334 125,000	US$ US$ US$ US$ US$ US$ US$	1.59 1.78 2.24 1.07 0.74 0.66 1.52	US$ US$ US$ US$ US$ US$ US$	6.36 7.12 8.96 4.28 2.96 2.63 6.07	16 August 2012 26 July 2013 07 March 2014 18 March 2015 16 September 2015 8 May 2016 21 May 2017

As of February 29, 2012 the following options were outstanding:

	Number of ‘A’ Ordinary Shares Subject to Option	Range of Exercise Price per Ordinary Share		Range of Exercise Price per ADS
Total options outstanding	8,313,942	US$	0.66-US$2.80	US$	2.63-US$11.20

As of February 29, 2012 there were warrants to purchase 1,321,744 ‘A’ Ordinary Shares in the Company outstanding.

Item 7

Major Shareholders and

Related Party Transactions

As of February 29, 2012 Trinity Biotech has outstanding 85,347,749 ‘A’ Ordinary shares and 700,000 ‘B’ Ordinary shares. Such totals exclude 9,635,686 shares issuable upon the exercise of outstanding options and warrants.

The following table sets forth, as of February 29, 2012, the Trinity Biotech ‘A’ Ordinary Shares and ‘B’ Ordinary Shares beneficially held by (i) each person believed by Trinity Biotech to beneficially hold 5% or more of such shares, (ii) each director and the Company Secretary of Trinity Biotech, and (iii) all directors and the Company Secretary as a group.

Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated. The Group is not controlled by another corporation or government.

	Number of ‘A’ Ordinary Shares Beneficially Owned		Percentage Outstanding ‘A’ Ordinary Shares	Number of ‘B’ Ordinary Shares Beneficially Owned		Percentage Outstanding ‘B’ Ordinary Shares	Percentage Total Voting Power
William Blair & Company Investment Management	7,773,404		9.1%	—		—	9.0%

Heartland Advisors, Inc.	5,600,000		6.6%	—		—	6.5%

Goldman Capital Management, Inc.	5,165,992		6.1%	—		—	6.0%
Ronan O’Caoimh	4,437,499	(1)	5.2%	—		—	5.1%

Rory Nealon	1,298,333	(2)	1.5%	—		—	1.5%

Jim Walsh	1,623,612	(3)	1.9%	—		—	1.9%

Denis R. Burger	105,000	(4)	0.1%	—		—	0.1%

Peter Coyne	105,000	(5)	0.1%	—		—	0.1%

Clint Severson	143,000	(6)	0.2%	—		—	0.2%

James Merselis	98,600	(7)	0.1%	—		—	0.1%

Kevin Tansley	731,169	(8)	0.9%	—		—	0.8%

Crosley Capital BV	—		—	500,000	(9)	71.4%	1.2%

Directors & Co. Secretary as a group (8 persons)	8,542,213	(1)(2) (3)(4) (5)(6) (7)(8)	9.7%	—		—	9.5%

(1)	Includes 600,003 shares issuable upon exercise of options.
(2)	Includes 1,098,333 shares issuable upon exercise of options.
(3)	Includes 230,000 shares issuable upon exercise of options.
(4)	Includes 105,000 shares issuable upon exercise of options.
(5)	Includes 105,000 shares issuable upon exercise of options.
(6)	Includes 95,000 shares issuable upon exercise of options.
(7)	Includes 95,000 shares issuable upon exercise of options.
(8)	Includes 679,169 shares issuable upon exercise of options.
(9)	These ‘B’ shares have two votes per share.

Related Party Transactions

The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech, and directly with Mr O’Caoimh and Dr Walsh, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland.

In July 2000, Trinity Biotech entered into an agreement with JRJ pursuant to which the Group took a lease of a 25,000 square foot premises adjacent to the existing facility for a term of 20 years at a rent of €7.62 per square foot for an annual rent of €190,000 (US$246,000). During 2006, the rent on this property was reviewed and increased to €11.00 per square foot, resulting in an annual rent of €275,000 (US$356,000). The lease on this property was assigned to Diagnostica Stago in May, 2010 following the divestiture of the Coagulation product line.

In November 2002, the Group entered into an agreement for a 25 year lease with JRJ for offices that have been constructed adjacent to its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$493,000) is payable from January 1, 2004. There was a rent review performed on this premises in 2009 and further to this review, there was no change to the annual rental charge.

In December 2007, the Group entered into an agreement with Mr. O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a rate of €17.94 per square foot (including fit out) giving a total annual rent of €787,000 (US$1,019,000).

Independent valuers have advised the Group that the rent in respect of each of the leases represents a fair market rent.

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises.

Rayville Limited, an Irish registered company, which is wholly owned by the three executive directors and certain other executives of the Group, owns all of the ‘B’ non-voting Ordinary Shares in Trinity Research Limited, one of the Group’s subsidiaries. The ‘B’ shares do not entitle the holders thereof to receive any assets of the company on a winding up. All of the ‘A’ voting ordinary shares in Trinity Research Limited are held by the Group. Trinity Research Limited may, from time to time, declare dividends to Rayville Limited and Rayville Limited may declare dividends to its shareholders out of those amounts. Any such dividends paid by Trinity Research Limited are ordinarily treated as a compensation expense by the Group in the consolidated financial statements prepared in accordance with IFRS, notwithstanding their legal form of dividends to minority interests, as this best represents the substance of the transactions.

There were no director loans advanced during 2011 and there were no loan balances payable to or receivable from directors at January 1, 2011 and at December 31, 2011.

In June 2009, the Board approved the payment of a dividend of US $2,830,000 by Trinity Research Limited to Rayville Limited on the ‘B’ shares held by it. This amount was then lent back by Rayville to Trinity Research Limited. As the dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2010 & 2011 consolidated financial statements.

The amount of payments to Rayville included in compensation expense was US$1,071,000, US$2,149,000 and US$1,422,000 for 2009, 2010 and 2011 respectively, of which US$887,000, US$1,431,000 and US$1,395,000 respectively related to the key management personnel of the Group. There were no dividends payable to Rayville Limited as at December 31, 2011, 2010 or 2009. All of the US$1,422,000 of payments made to Rayville Limited in 2011 represented repayments of the loan to Trinity Research Limited referred to above.

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

The Group’s ‘A’ Ordinary Shares were also listed and traded on the Irish Stock Exchange until November 2007, whereby the Company de-listed from the Irish Stock Exchange. The Group’s depository bank for ADSs is The Bank of New York Mellon. On February 29, 2012, the reported closing sale price of the ADSs was US$10.11 per ADS. The following tables set forth the range of quoted high and low sale prices of Trinity Biotech’s ADSs for (a) the years ended December 31, 2007, 2008, 2009, 2010 and 2011; (b) the quarters ended March 31, June 30, September 30 and December 31, 2010; March 31, June 30, September 30 and December 31, 2011; and (c) the months of March, April, May, June, July, August, September, October, November and December 2011 and January and February 2012 as reported on NASDAQ. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

ADSs

Year Ended December 31	High		Low
2007	US$	11.75	US$	5.72
2008	US$	6.95	US$	1.25
2009	US$	5.70	US$	1.05
2010	US$	8.93	US$	3.76
2011	US$	11.00	US$	8.00

ADSs

2010	High		Low
Quarter ended March 31	US$	6.24	US$	3.76
Quarter ended June 30	US$	6.67	US$	5.26
Quarter ended September 30	US$	6.67	US$	5.71
Quarter ended December 31	US$	8.93	US$	6.15

ADSs

2011	High		Low
Quarter ended March 31	US$	9.90	US$	8.00
Quarter ended June 30	US$	11.00	US$	8.94
Quarter ended September 30	US$	10.94	US$	8.40
Quarter ended December 31	US$	10.50	US$	8.54

ADSs

Month Ended	High		Low
March 31, 2011	US$	9.90	US$	8.79
April 30, 2011	US$	9.50	US$	8.96
May 31, 2011	US$	11.00	US$	8.94
June 30, 2011	US$	10.56	US$	9.70
July 31, 2011	US$	10.82	US$	9.70
August 31, 2011	US$	10.94	US$	9.76
September 30, 2011	US$	10.50	US$	8.40
October 31, 2011	US$	10.40	US$	8.54
November 30, 2011	US$	10.30	US$	8.83
December 31, 2011	US$	10.50	US$	9.72
January 31, 2012	US$	10.62	US$	9.90
February 29, 2012	US$	10.59	US$	8.81

The number of record holders of Trinity Biotech’s ADSs as at February 29, 2012 amounts to 562, inclusive of those brokerage firms and/or clearing houses holding Trinity Biotech’s securities for their clients (with each such brokerage house and/or clearing house being considered as one holder).

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

Material Contracts

Other than contracts entered into in the ordinary course of business, the following represents the material contracts entered into by the Group:

Fiomi

Acquisition of Fiomi Diagnostics AB

In Quarter 1 of 2012, the Group purchased 100% of the common stock of Fiomi Diagnostics AB for a total consideration of US$13.1 million (including US$3.4m of contingent payments). Fiomi, which is based in Uppsala, Sweden, is at an advanced stage in developing a panel of Point-of-Care cardiac marker assays.

This acquisition has not been reflected in the financial statements for the year ended December 31, 2011 as it was completed subsequent to the financial year end. The fair values of the acquired assets and liabilities have not been established yet.

The key terms of the acquisition are as follows:

•	An up-front cash payment of US$5.6m;

•	The transfer of 408,000 Trinity Biotech ADS’s as at the acquisition date (fair value of US$4.1m); and

•	Contingent cash consideration of US$3.4m.

As the initial accounting and fair value assessment for the business combination is incomplete at the time that these financial statements were authorised for issue, the following disclosures cannot be made but will be reported if relevant in the Form 20-F for the period ended December 31, 2012:

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

Divestiture of Coagulation product line to Diagnostica Stago SAS

In April 2010, the Group sold its worldwide Coagulation product line to Diagnostica Stago for US$89.9 million. The gain on the divestiture was US$46.8m (see Item 18, Note 3). Diagnostica Stago purchased the share capital of Trinity Biotech (UK Sales) Limited, Trinity Biotech GmbH and Trinity Biotech S.à r.l., along with Coagulation assets of Biopool US Inc. and Trinity Biotech Manufacturing Limited. As part of the sale, the Group also assigned leasing arrangements on a facility in Bray, Ireland to Diagnostica Stago. Included in the sale are Trinity’s lists of Coagulation customers and suppliers, all Coagulation inventory, intellectual property and developed technology. In total, 321 Trinity employees transferred their employment to Diagnostica Stago as part of the divestiture of the Coagulation product line.

The Group received consideration of US$67.4 million and interest on deferred consideration of US$1.0 million in 2010. A further US$11.25 million was received from Diagnostica Stago in April 2011 and the remaining US$11.25 million will be received in April 2012. No conditions or earnout provisions will apply to this deferred element of the consideration, which is supported by a bank guarantee.

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

At present the Financial Transfers Act, 1992 prohibits financial transfers involving the late Slobodan Milosevic and associated persons, Burma (Myanmar), Belarus, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, the late Osama bin Laden, Al-Qaida, the Taliban of Afghanistan, Democratic Republic of Congo, Democratic People’s Republic of Korea (North Korea), Iran, Iraq, Côte d’Ivoire, Lebanon, Liberia, Zimbabwe, Sudan, Somalia, Republic of Guinea, Afghanistan, Egypt, Eritrea, Libya, Syria, Tunisia, certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

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

Subject to complex limitations, any Irish withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a US Holder’s US federal income tax liability (or, alternatively, for deduction against income in determining such tax liability) where certain conditions are satisfied. The limitations set out in the Internal Revenue Code include computational rules under which foreign tax credits allowable with respect to specific classes of income, commonly referred to as “baskets,” cannot exceed the US federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income or, in the case of certain US Holders, general category income for US foreign tax credit purposes under certain “look through” rules. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion below.

A US Holder will be denied a foreign tax credit with respect to Irish income tax withheld from dividends received on the ordinary shares to the extent such US Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date, or to the extent such US Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a US Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the Internal Revenue Code. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit against your US federal income tax liability.

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

In 2011, the Board decided that it was an appropriate time to commence a dividend policy for the first time in the Company’s history; to be paid once a year. In this regard, the Board proposed a final dividend of 10 cent per ADS in respect of the 2010 financial year and this proposal was approved by the shareholders at the 2011 Annual General Meeting of the Company and subsequently paid during the course of 2011. The payment of a dividend is generally subject to dividend withholding tax (DWT) at the standard rate of income tax in force at the time the dividend is paid, currently 20%. Under current legislation, where DWT applies, Trinity Biotech will be responsible for withholding it at source.

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

Individual Irish Holders will be subject to income tax on the gross amount of any dividend (that is the amount of the dividend received plus any DWT withheld), at their marginal rate of income tax (currently either 20% or 41% depending on the individual’s circumstances excluding PRSI and the universal social charge). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of DWT withheld. Individual Irish Holders may, depending on their circumstances, also be subject to the Irish Universal Social Charge of up to 10% and Pay Related Social Insurance contribution of up to 4% in respect of their dividend income.

Under the Irish Taxes Consolidation Act 1997, dividends paid by Trinity Biotech to non-Irish shareholders will, unless exempted, be subject to DWT. Such a shareholder will not suffer DWT on dividends if the shareholder is:

•	an individual resident in the US (or certain other countries with which Ireland has a double taxation treaty) and who is neither resident nor ordinarily resident in Ireland; or

•	a US tax resident corporation not under the control of Irish residents; or

•

a corporation that is not resident in Ireland and which is ultimately controlled by persons resident in the US (or certain other countries with which Ireland has a double taxation treaty) and is not under the control of persons who are not so resident; or

•

a corporation that is not resident in Ireland and the principal class of whose shares (or its 75% parent’s principal class of shares) are substantially or regularly traded on a recognised stock exchange; or

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

Disposals of Ordinary Shares or ADSs

Irish Holders that acquire ordinary shares or ADSs will generally be considered, for Irish tax purposes, to have acquired their ordinary shares or ADSs at a base cost equal to the amount paid for the ordinary shares or ADSs. On subsequent dispositions, ordinary shares or ADSs acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a “first in first out” basis before ordinary shares or ADSs acquired at a later time. Irish Holders that dispose of their ordinary shares or ADSs will be subject to Irish capital gains tax (CGT) to the extent that the proceeds realised from such disposition exceed the indexed base cost of the ordinary shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 30% and this applies to disposals made on or after 7 December 2011. A rate of 25% applied to disposals made between 8 April 2009 and 6 December 2011. Indexation of the base cost of the ordinary shares or ADSs will only be available up to 31 December 2002, and only in respect of ordinary shares or ADSs held for more than 12 months prior to their disposal.

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

A gift or inheritance of ordinary shares will be, or in the case of ADSs may be, within the charge to capital acquisitions tax, regardless of where the disponer or the donee/successor in relation to the gift/inheritance is domiciled, resident or ordinarily resident. Capital acquisitions tax is levied at a rate of 30% on the taxable value of the gift or inheritance above certain tax-free thresholds and this rate applies in respect of gifts and inheritances taken on or after 7th December 2011. The tax-free threshold is determined by the amount of the current benefit and of previous benefits, received within the group threshold since December 5, 1991, which are within the charge to capital acquisitions tax and the relationship between the former holder and the successor. Gifts and inheritances between spouses are not subject to the capital acquisitions tax. Gifts of up to €3,000 can be received each year from any given individual without triggering a charge to capital acquisitions tax. Where a charge to Irish CGT and capital acquisitions tax arises on the same event, capital acquisitions tax payable on the event can be reduced by the amount of the CGT payable. There should be no clawback of the same event credit of CGT offset against capital acquisitions tax provided the donee/successor does not dispose of the ordinary shares or ADSs within two years from the date of gift/inheritance.

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

The person accountable for the payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for consideration less than the market value, both parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in liability for interest, penalties, surcharge and fines.

Dividend Policy

In 2011, the Board decided that it was an appropriate time to commence a dividend policy for the first time in the Company’s history; to be paid once a year. In this regard, the Board proposed a final dividend of 10 cent per ADS in respect of the 2010 financial year and this proposal was approved by the shareholders at the 2011 Annual General Meeting of the Company and subsequently paid during the course of 2011.

The dividend payable in respect of the 2011 financial year will be proposed by the Directors prior to the next AGM, to be held in May 2012.

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

Trinity Biotech uses a range of financial instruments (including cash, forward contracts and finance leases) to fund its operations. These instruments are used to manage the liquidity of the Group in a cost effective, low-risk manner. Working capital management is a key additional element in the effective management of overall liquidity. Trinity Biotech does not trade in financial instruments or derivatives.

The main risks arising from the utilisation of these financial instruments are interest rate risk, liquidity risk and foreign exchange risk.

Trinity Biotech’s reported net income and net assets are all affected by movements in foreign exchange rates.

At December 31, 2011 and December 31, 2010 Group borrowings were at fixed rates of interest and consisted entirely of Euro denominated finance leases. Year-end borrowings totalled US$108,000 (2010: US$273,000), (net of cash: surplus of US$70,977,000), (2010: surplus of US$57,729,000), at interest rates ranging from 5.02% to 5.29% (2010: 5.02% to 5.29%)—see Item 18, Note 27.

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$711,000 (2010: US$580,000) and would not affect the interest expense in 2011 or 2010; resulting in an increase in interest income of US$711,000 (2010: US$580,000).

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, where considered necessary, the Group pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered Euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro forecasted transactions. These forward contracts normally have maturities of less than one year after the balance sheet date. The forward contracts in place at December 31, 2011 have maturity dates of less than one year after the balance sheet date.

The Group had foreign currency denominated cash balances equivalent to US$413,000 at December 31, 2011 (2010: US$215,000).

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

Trinity Biotech estimates that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Group is exposed, without making any allowance for the potential impact of such a rise on exchange rates, would be an increase in the profit before tax for 2011 by approximately 3.9%.

The table below provides information about the Group’s long term debt obligations. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set at the balance sheet date. The information is presented in US Dollars, which is Trinity Biotech’s reporting currency.

Group Maturity Before December 31	2012	2013	2014	2015	2016	After 2016	Total	Fair value
Long-term debt
Variable rate – US$000	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—

Fixed rate – US$000	108	—	—	—	—	—	108	108
Average interest rate	5.06%	—	—	—	—	—	5.06%	5.06%

Exchange rate sensitivity

At year-end 2011, approximately 0.5% of the Group’s US$151,332,000 net worth (shareholders’ equity) was denominated in currencies other than the US Dollar, principally the Euro.

A strengthening or weakening of the US Dollar by 10% against all the other currencies in which the Group operates, would have the approximate effect of reducing or increasing the Group’s 2011 year-end net worth by US$82,000.

Item 12

Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13

Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15

Control and Procedures

Evaluation of Disclosure Controls and Procedures

The Group’s disclosure and control procedures are designed so that information required to be disclosed in reports filed or submitted under the Securities Exchange Act 1934 is prepared and reported on a timely basis and communicated to management, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934 as of the end of the period covered by this Form 20-F. The Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were effective as of December 31, 2011.

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

Management has assessed the effectiveness of internal control over financial reporting based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2011.

Our auditor, Grant Thornton, an independent registered public accounting firm, has issued an attestation report on the Group’s internal control over financial reporting as of December 31, 2011 (see Item 18).

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

	Year ended December 31, 2011		Year ended December 31, 2010
	US$’000%		US$’000%
Audit	561	91%	694	95%

Audit-related	6	1%	8	1%
Tax	48	8%	32	4%

Total	615		734

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

16 E Purchase of Equity Securities by the Issuer and Affiliated Purchasers

On March 3, 2011 the Company announced its intention to commence a Share Buyback Program for the first time in the Company’s history. Under the authority given by the passing of Resolution 4 at the 2011 AGM, the maximum number of shares that may yet be purchased by Trinity Biotech or on the Group’s behalf at December 31, 2011 was 6,010,720 (1,502,680 ADS’s) (2010: 8,301,453 (2,075,363 ADS’s)). No shares were purchased by Trinity Biotech or on our behalf or by any affiliated purchaser in 2010. No shares were purchased as part of a publicly announced repurchase plan or program in 2010.

Period	Total Number of ADS’s Purchased	Average Price Paid per ADS (US$)	Total Number of ADS’s Purchased as part of Publicly Announced Plans or Programs	Maximum Number of ADS’s that May Yet Be Purchased.
March 1-31, 2011	112,337	9.53	112,337	1,963,026
July 1-31, 2011	86,500	10.62	86,500	1,912,886
August 1-31, 2011	127,800	10.46	127,800	1,785,086
September 1-30, 2011	90,721	9.65	90,721	1,694,365
October 1-31, 2011	66,000	9.42	66,000	1,628,365
November 1-30, 2011	67,648	9.80	67,648	1,560,717
December 1-31, 2011	58,037	10.40	58,037	1,502,680

Total	609,043	10.00	609,043	1,502,680

16 F Change in Registrant’s Certifying Accountant

Not applicable.

16 G Corporate Governance

As Trinity Biotech is a foreign private issuer, it is not required to comply with all of the corporate governance requirements set forth in NASDAQ Rule 5600 as they apply to U.S. domestic companies. The Group’s corporate governance measures differ in the following significant ways: (a) the Group has not appointed an independent nominations committee or adopted a board resolution addressing the nominations process. At present, the Board as a whole address the nominations process; and (b) the Audit Committee of the Group currently consists of two members (both of whom are independent non-executive directors) – while U.S. domestic companies listed on NASDAQ are required to have three members on their audit committee.

Part III

Item 17

Financial Statements

The registrant has responded to Item 18 in lieu of responding to this item.

Item 18

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Trinity Biotech plc

We have audited Trinity Biotech plc’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Trinity Biotech’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15 in this Annual Report on Form 20-F. Our responsibility is to express an opinion on Trinity Biotech plc’s internal control over financial reporting based on our audit.

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

In our opinion, Trinity Biotech maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Trinity Biotech plc and subsidiaries, as of December 31, 2011 and 2010, and the related consolidated statements of operations and cash flows for each of the years in the three year period ended December 31, 2011 and our report dated April 6, 2012 expressed an unqualified opinion on those consolidated financial statements.

Grant Thornton

Dublin, Ireland

April 6, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Trinity Biotech plc

We have audited the accompanying consolidated balance sheets of Trinity Biotech plc and subsidiaries (the Company) as of December 31, 2011 and 2010 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trinity Biotech plc and subsidiaries as of December 31, 2011 and 2010 and the results of their operations and cash flows for each of the years in the three year period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Trinity Biotech plc’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 6, 2012 expressed an unqualified opinion on the effective operation of internal control over financial reporting.

Grant Thornton

Dublin, Ireland

April 6, 2012

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December, 31
		2011	2010	2009
	Notes	Total US$‘000	Total US$‘000	Total US$‘000
Revenues	2	77,948	89,635	125,907

Cost of sales		(37,820)	(45,690)	(68,891)

Gross profit		40,128	43,945	57,016
Other operating income	5	910	1,616	437

Research and development expenses		(3,206)	(4,603)	(7,341)

Selling, general and administrative expenses		(22,048)	(26,929)	(36,013)

Net gain on divestment of business and restructuring expenses	3	—	46,474	—

Operating profit		15,784	60,503	14,099

Financial income	2, 4	2,428	1,352	8
Financial expenses	2, 4	(12)	(495)	(1,192)

Net financing income/(costs)		2,416	857	(1,184)

Profit before tax	6	18,200	61,360	12,915

Total income tax expense	2, 9	(2,607)	(942)	(1,091)

Profit for the year (all attributable to owners of the parent)	2	15,593	60,418	11,824

Basic earnings per ADS (US Dollars)	10	0.73	2.85	0.57
Diluted earnings per ADS (US Dollars)	10	0.70	2.79	0.57

Basic earnings per ‘A’ ordinary share (US Dollars)	10	0.18	0.71	0.14
Diluted earnings per ‘A’ ordinary share (US Dollars)	10	0.18	0.70	0.14

Basic earnings per ‘B’ ordinary share (US Dollars)	10	0.37	1.43	0.28
Diluted earnings per ‘B’ ordinary share (US Dollars)	10	0.35	1.39	0.28

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,
	Notes	2011 US$‘000	2010 US$‘000	2009 US$‘000
Profit for the year	2	15,593	60,418	11,824
Other comprehensive income:
Foreign exchange translation differences		—	(750)	215
Cash flow hedges:
Effective portion of changes in fair value		(6)	70	(31)
Deferred tax on income and expenses recognised directly in equity		(1)	6	3

Other comprehensive income		(7)	(674)	187

Total Comprehensive Income (all attributable to owners of the parent)		15,586	59,744	12,011

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	December 31, 2011 US$‘000	December 31, 2010 US$‘000
ASSETS
Non-current assets
Property, plant and equipment	11	7,626	5,999
Goodwill and intangible assets	12	45,390	37,248
Deferred tax assets	13	2,977	4,680
Other assets	14	493	11,623

Total non-current assets		56,486	59,550

Current assets
Inventories	15	19,838	17,576
Trade and other receivables	16	23,973	25,529
Income tax receivable		117	217
Cash and cash equivalents	17	71,085	58,002

Total current assets		115,013	101,324

TOTAL ASSETS	2	171,499	160,874

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital		1,106	1,092
Share premium		2,736	161,599
Treasury Shares	18	(6,094)	—
Accumulated surplus/(deficit)		149,583	(25,412)
Translation reserve		(544)	(544)
Other reserves		4,545	4,552

Total equity		151,332	141,287

Current liabilities
Interest-bearing loans and borrowings	20	108	162
Income tax payable		1,582	597
Trade and other payables	21	11,589	11,447
Provisions	22	50	50

Total current liabilities		13,329	12,256

Non-current liabilities
Interest-bearing loans and borrowings	20	—	111
Other payables	23	10	30
Deferred tax liabilities	13	6,828	7,190

Total non-current liabilities		6,838	7,331

TOTAL LIABILITIES	2	20,167	19,587

TOTAL EQUITY AND LIABILITIES		171,499	160,874

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital ‘A’ ordinary shares	Share capital ‘B’ ordinary shares	Share premium	Treasury Shares	Translation reserve	Warrant reserve	Hedging reserves	(Accumulated deficit)/ retained earnings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2009	1,058	12	159,864	—	(9)	4,498	(25)	(99,493)	65,905
Profit for the period	—	—	—	—	—	—	—	11,824	11,824
Other comprehensive income	—	—	—	—	215	—	(28)	—	187

Total comprehensive income	—	—	—	—	215	—	(28)	11,824	12,011
Share-based payments	—	—	—	—	—	—	—	599	599
Options exercised	10	—	887	—	—	—	—	—	897
Share issue expenses	—	—	(68)	—	—	—	—	—	(68)

Balance at December 31, 2009	1,068	12	160,683	—	206	4,498	(53)	(87,070)	79,344

Balance at January 1, 2010	1,068	12	160,683	—	206	4,498	(53)	(87,070)	79,344
Profit for the period	—	—	—	—	—	—	—	60,418	60,418
Other comprehensive income	—	—	—	—	(750)	—	76	—	(674)

Total comprehensive income	—	—	—	—	(750)	—	76	60,418	59,744
Share-based payments	—	—	—	—	—	—	—	1,240	1,240
Options exercised	12	—	1,011	—	—	—	—	—	1,023
Share issue expenses	—	—	(64)	—	—	—	—	—	(64)
Fair Value of Warrants issued during the year	—	—	(31)	—	—	31	—	—	—

Balance at December 31, 2010	1,080	12	161,599	—	(544)	4,529	23	(25,412)	141,287

Balance at January 1, 2011	1,080	12	161,599	—	(544)	4,529	23	(25,412)	141,287
Profit for the period	—	—	—	—	—	—	—	15,593	15,593
Other comprehensive income	—	—	—	—	—	—	(7)	—	(7)

Total comprehensive income	—	—	—	—	—	—	(7)	15,593	15,586
Share-based payments	—	—	—	—	—	—	—	1,547	1,547
Options exercised	14	—	1,175	—		—	—	—	1,189
Share issue expenses	—	—	(38)	—	—	—	—	—	(38)
Share Premium Transfer	—	—	(160,000)	—	—	—	—	160,000	—
Dividends	—	—	—	—	—	—	—	(2,145)	(2,145)
Treasury Shares acquired during the year	—	—	—	(6,094)	—	—	—	—	(6,094)

Balance at December 31, 2011	1,094	12	2,736	(6,094)	(544)	4,529	16	149,583	151,332

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	Notes	2011 US$‘000	2010 US$‘000	2009 US$‘000
Cash flows from operating activities
Profit for the year		15,593	60,418	11,824
Adjustments to reconcile net profit to cash provided by operating activities:
Depreciation		1,166	1,230	1,786
Amortisation		1,427	1,589	1,959
Income tax expense		2,607	942	1,091
Financial income		(2,428)	(1,352)	(8)
Financial expense		12	495	1,192
Share-based payments		1,269	1,109	521
Foreign exchange (gains)/losses on operating cash flows		(10)	351	109
Loss on disposal / retirement of property, plant and equipment		—	12	66
Gain on divestment of business	3	—	(46,775)	—
Other non-cash items		302	3,112	1,158

Operating cash flows before changes in working capital		19,938	21,131	19,698
Decrease in trade and other receivables		1,276	3,094	3,872
(Increase)/decrease in inventories		(2,409)	(2,826)	2,372
(Decrease)/increase in trade and other payables		(33)	1,574	(10,409)

Cash generated from operations		18,772	22,973	15,533
Interest paid		(12)	(503)	(883)
Interest received		2,013	842	12
Income taxes (paid)/received		(317)	(239)	70

Net cash generated by operating activities		20,456	23,073	14,732

Cash flows from investing activities
Proceeds from divestiture of Coagulation product line (net)		11,250	65,886	—
Payments to acquire subsidiary		(2,166)	—	—
Cash received with acquired subsidiary		21	—	—
Payments to acquire intangible assets		(6,799)	(6,233)	(8,103)
Proceeds from disposal of property, plant and equipment		—	16	249
Acquisition of property, plant and equipment		(2,436)	(2,784)	(2,481)

Net cash (used in)/generated by investing activities		(130)	56,885	(10,335)

Cash flows from financing activities
Proceeds from issue of ordinary share capital		1,189	1,023	897
Purchase of Treasury Shares		(6,094)	—	—
Proceeds from borrowings, long-term debt		—	—	307
Expenses paid in connection with share issue and debt financing		(38)	(74)	(68)
Repayment of long-term debt		—	(29,775)	(5,400)
Proceeds from new finance leases		—	1,480	1,298
Dividends paid to equity holders of the parent		(2,145)	—	—
Payment of finance lease liabilities		(159)	(638)	(546)

Net cash used in financing activities		(7,247)	(27,984)	(3,512)

Increase in cash and cash equivalents		13,079	51,974	885
Effects of exchange rate movements on cash held		4	(50)	9
Cash and cash equivalents at beginning of year		58,002	6,078	5,184

Cash and cash equivalents at end of year	17	71,085	58,002	6,078

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc and its subsidiaries (“the Group”) are as follows:

a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). The IFRS applied are those effective for accounting periods beginning on or after 1 January 2011. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

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

Having considered the Group’s current financial position and its cashflow projections, the directors believe that the Group will be able to continue in operational existence for at least the next 12 months from the date of approval of these consolidated financial statements and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. The accounting policies have been applied consistently by all Group entities.

Certain comparative amounts have been reclassified to conform with the current year’s presentation.

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

DECEMBER 31, 2011

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

Leased assets – as lessee

Leases under terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of its fair value and present value of the minimum lease payments at inception of the lease, less accumulated depreciation and any impairment losses. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in financial expenses in the statement of operations.

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

Leased assets – as lessor

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

DECEMBER 31, 2011

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

DECEMBER 31, 2011

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

DECEMBER 31, 2011

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

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash generating unit level. The goodwill and indefinite-lived assets were reviewed for impairment at December 31, 2009, December 31, 2010 and December 2011. See Note 12.

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

DECEMBER 31, 2011

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

m)	Share-based payments

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

n)	Government grants

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o)	Revenue recognition

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

Other operating income also comprises income derived from the Transitional Services Agreement (TSA) which the Group entered into with Diagnostica Stago in April 2010. The services provided by the Group under the TSA mainly include: accounting, information technology and logistics support and warehousing services. This income is not treated as revenue since the TSA activities are incidental to the main revenue-generating activities of the Group.

p)	Employee benefits

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

q)	Foreign currency

A majority of the revenue of the Group is generated in US Dollars. The Group’s management has determined that the US Dollar is the primary currency of the economic environment in which the Company and its subsidiaries (with the exception of the Group’s subsidiary in Sweden) principally operate. Thus the functional currency of the Company and its subsidiaries (other than the Swedish subsidiary) is the US Dollar. The functional currency of the Swedish subsidiary is the Swedish Kroner. The presentation currency of the Company and Group is the US Dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. The resulting gains and losses are included in the statement of operations. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

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

Where Euro or Sterling amounts have been referenced in this document, their corresponding US Dollar equivalent has also been included and these equivalents have been calculated with reference to the foreign exchange rates prevailing at December 31, 2011.

r)	Derivative financial instruments

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

s)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

t)	Tax (current and deferred)

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the statement of operations except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

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

u)	Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

v)	Cost of sales

Cost of sales comprises product cost including manufacturing and payroll costs, quality control, shipping, handling, and packaging costs and the cost of services provided.

w)	Finance income and costs

Financing expenses comprise costs payable on leases. Interest payable on finance leases is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Financing expenses also includes the financing element of long term liabilities which have been discounted.

Finance income includes interest income on deposits and is recognised in the statement of operations as it accrues, using the effective interest method. Finance income also includes interest on the deferred consideration due to the Group as part of the divestiture of the Coagulation product line in 2010.

x)	Warrant reserve

The Group calculates the fair value of warrants at the date of issue taking the amount directly to equity. The fair value is calculated using a recognised valuation methodology for the valuation of financial instruments (that is, the trinomial model). The fair value which is assessed at the grant date is calculated on the basis of the contractual term of the warrants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

y)	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognised in share premium. Voting rights related to treasury shares are nullified for the Group and no dividends are allocated to them.

z)	New IFRS Standards and Interpretations not applied

The IASB and IFRIC have issued additional standards and interpretations which are effective for periods starting after January 1, 2011, some of which have not yet been adopted by the EU. The following standards and interpretations have yet to be adopted by the Group:

International Financial Reporting Standards (IFRS/IAS)		Effective date
IAS 1	Presentation of Items of Other Comprehensive Income – Amendments to IAS 1	July 1, 2012 (not yet adopted by the EU)

IAS 12	Income Taxes – Recovery of Underlying Assets	January 1, 2012 (not yet adopted by the EU)

IAS 19	Employee Benefits (Amendment)	January 1, 2013 (not yet adopted by the EU)

IFRS 7	Financial Instruments: Disclosures (Amendment)	July 1, 2011 (not yet adopted by the EU)

IFRS 9	Financial Instruments – Classification and Measurement	January 1, 2013 (not yet adopted by the EU)

IFRS 10	Consolidated Financial Statements	January 1, 2013 (not yet adopted by the EU)

IFRS 11	Joint Arrangements	January 1, 2013 (not yet adopted by the EU)

IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013 (not yet adopted by the EU)

IFRS 13	Fair Value Measurement	January 1, 2013 (not yet adopted by the EU)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

2.	SEGMENT INFORMATION (CONTINUED)

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

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.

a)	The distribution of revenue by geographical area based on location of assets was as follows:

Revenue
		Rest of World
Year ended December 31, 2011	Americas	Ireland	Other*	Eliminations	Total
	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	40,226	37,722	—	—	77,948
Inter-segment revenue	26,169	7,856	—	(34,025)	—

Total revenue	66,395	45,578	—	(34,025)	77,948

*	Rest of World Other revenue ceased in 2010 due to the disposal of the Group’s UK, French and German operations as part of the divestiture of the Coagulation product line (see Note 3).

		Rest of World
Year ended December 31, 2010	Americas	Ireland	Other	Eliminations	Total
	US$‘00	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	37,643	45,642	6,350	—	89,635
Inter-segment revenue	21,786	12,154	7,101	(41,041)	—

Total revenue	59,429	57,796	13,451	(41,041)	89,635

		Rest of World
Year ended December 31, 2009	Americas	Ireland	Other	Eliminations	Total
	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	46,286	65,529	14,092	—	125,907
Inter-segment revenue	25,527	20,843	9,588	(55,958)	—

Total revenue	71,813	86,372	23,680	(55,958)	125,907

b)	The distribution of revenue by customers’ geographical area was as follows:

Revenue	December 31, 2011 US$‘000	December 31, 2010 US$‘000	December 31, 2009 US$‘000
Americas	51,352	53,993	68,130
Europe (including Ireland) *	9,423	15,890	32,389
Asia / Africa	17,173	19,752	25,388

	77,948	89,635	125,907

*	Revenue for customers in Ireland is not disclosed separately due to the immateriality of these revenues.

The Group disposed of its Coagulation product line in April 2010 (see Note 3) and thus Coagulation revenue ceased after this point.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

2.	SEGMENT INFORMATION (CONTINUED)

c)	The distribution of revenue by major product group was as follows:

Revenue	December 31, 2011 US$‘000	December 31, 2010 US$‘000	December 31, 2009 US$‘000
Clinical laboratory	61,386	73,553	107,778
Point-of-Care	16,562	16,082	18,129

	77,948	89,635	125,907

The Group disposed of its Coagulation product line in April 2010 (see Note 3) and thus Coagulation revenue ceased after this point.

d)	The distribution of segment results by geographical area was as follows:

		Rest of World
Year ended December 31, 2011	Americas US$‘000	Ireland US$‘000	Other US$‘000	Total US$‘000
Result	5,840	10,922	(80)	16,682
Unallocated expenses *				(898)

Operating profit				15,784
Net financing income (Note 4)				2,416

Profit before tax				18,200
Income tax expense (Note 9)				(2,607)

Profit for the year				15,593

		Rest of World
Year ended December 31, 2010	Americas US$‘000	Ireland US$‘000	Other US$‘000	Total US$‘000
Result before Gain on Sale and Restructuring	7,103	4,912	2,600	14,615
Net gain on divestment of business and restructuring expenses (Note 3)	5,745	32,918	7,811	46,474

Result after Gain on Sale and Restructuring	12,848	37,830	10,411	61,089

Unallocated expenses *				(586)

Operating profit				60,503
Net financing income (Note 4)				857

Profit before tax				61,360
Income tax expense (Note 9)				(942)

Profit for the year				60,418

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
Year ended December 31, 2009	Americas US$‘000	Ireland US$‘000	Other US$‘000	Total US$‘000
Result	9,073	7,004	(1,211)	14,866
Unallocated expenses *				(767)

Operating profit				14,099
Net financing costs (Note 4)				(1,184)

Profit before tax				12,915
Income tax expense (Note 9)				(1,091)

Profit for the year				11,824

*	Unallocated expenses represent head office general and administration costs of the Group which cannot be allocated to the results of any specific geographical area.

e)	The distribution of segment assets and segment liabilities by geographical area was as follows:

		Rest of World
As at December 31, 2011	Americas US$‘000	Ireland US$‘000	Other US$‘000	Total US$‘000
Assets and liabilities
Segment assets	44,245	53,034	41	97,320
Unallocated assets:
Income tax assets (current and deferred)				3,094
Cash and cash equivalents				71,085

Total assets as reported in the Group balance sheet				171,499

Segment liabilities	4,645	6,989	15	11,649
Unallocated liabilities:
Income tax liabilities (current and deferred)				8,410
Interest-bearing loans and borrowings (current and non-current)				108

Total liabilities as reported in the Group balance sheet				20,167

		Rest of World
As at December 31, 2010	Americas US$‘000	Ireland US$‘000	Other US$‘000	Total US$‘000
Assets and liabilities
Segment assets	36,726	61,249	—	97,975
Unallocated assets:
Income tax assets (current and deferred)				4,897
Cash and cash equivalents				58,002

Total assets as reported in the Group balance sheet				160,874

Segment liabilities	2,315	9,212	—	11,527
Unallocated liabilities:
Income tax liabilities (current and deferred)				7,787
Interest-bearing loans and borrowings (current and non-current)				273

Total liabilities as reported in the Group balance sheet				19,587

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

2.	SEGMENT INFORMATION (CONTINUED)

f)	The distribution of long-lived assets, which are property, plant and equipment, goodwill and intangible assets and other non-current assets (excluding deferred tax assets and deferred consideration), by geographical area was as follows:

	December 31, 2011	December 31, 2010
	US$‘000	US$‘000
Rest of World – Ireland	30,402	27,433
Rest of World – Other	—	—
Americas	23,107	16,299

	53,509	43,732

g)	The distribution of depreciation and amortisation by geographical area was as follows:

	December 31, 2011	December 31, 2010	December 31, 2009
	US$‘000	US$‘000	US$‘000
Depreciation:
Rest of World – Ireland	325	276	325
Rest of World – Other	—	296	900
Americas	841	658	561

	1,166	1,230	1,786

Amortisation:
Rest of World – Ireland	1,258	1,475	1,712
Rest of World – Other	—	55	169
Americas	169	59	78

	1,427	1,589	1,959

h)	The distribution of share-based payment expense by geographical area was as follows:

	December 31, 2011 US$‘000	December 31, 2010 US$‘000	December 31, 2009 US$‘000
Rest of World – Ireland	1,099	1,032	470
Rest of World – Other	—	1	17
Americas	170	76	34

	1,269	1,109	521

See Note 19 for further information on share-based payments.

i)	The distribution of restructuring expenses by geographical area was as follows:

	December 31, 2011 US$‘000	December 31, 2010 US$‘000	December 31, 2009 US$‘000
Restructuring expenses:
Rest of World – Ireland	—	301	—
Rest of World – Other	—	—	—
Americas	—	—	—

	—	301	—

The 2010 restructuring expenses were incurred in connection with a programme involving a re-organisation of the Group’s HIV manufacturing activities and comprised termination payments for employees located in Ireland. This restructuring cost is included within Net gain on divestment of business and restructuring expenses, on the face of the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

2.	SEGMENT INFORMATION (CONTINUED)

j)	The distribution of interest income and interest expense by geographical area was as follows:

Interest Income		Rest of World
Year ended December 31, 2011	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$‘000	Total US$‘000
Interest Income Earned	—	326	1,657	—	1,983
Interest on Deferred Consideration	99	346	—	—	445
Inter-segment Interest Income	—	—	2,040	(2,040)	—

Total	99	672	3,697	(2,040)	2,428

Interest Expense		Rest of World
Year ended December 31, 2011	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$‘000	Total US$‘000
Interest Expense	2	10	—	—	12
Inter-segment Interest Expense	2,040	—	—	(2,040)	—

Total	2,042	10	—	(2,040)	12

Interest Income		Rest of World
Year ended December 31, 2010	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$‘000	Total US$‘000
Interest Income Earned	—	910	—	—	910
Interest on Deferred Consideration	98	344	—	—	442
Inter-segment Interest Income	—	428	—	(428)	—

Total	98	1,682	—	(428)	1,352

Interest Expense		Rest of World
Year ended December 31, 2010	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$‘000	Total US$‘000
Interest Expense	85	410	—	—	495
Inter-segment Interest Expense	73	355	—	(428)	—

Total	158	765	—	(428)	495

Interest Income		Rest of World
Year ended December 31, 2009	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$‘000	Total US$‘000
Interest Income Earned	—	6	2	—	8
Inter-segment Interest Income	—	1,157	—	(1,157)	—

Total	—	1,163	2	(1,157)	8

Interest Expense		Rest of World
Year ended December 31, 2009	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$‘000	Total US$‘000
Interest Expense	11	1,178	3	—	1,192
Inter-segment Interest Expense	184	973	—	(1,157)	—

Total	195	2,151	3	(1,157)	1,192

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

2.	SEGMENT INFORMATION (CONTINUED)

k)	The distribution of taxation (expense)/credit by geographical area was as follows:

	December 31, 2011 US$‘000	December 31, 2010 US$‘000	December 31, 2009 US$‘000
Rest of World – Ireland	(1,295)	591	(1,023)
Rest of World – Other	(10)	(815)	200
Americas	(1,302)	(718)	(268)

	(2,607)	(942)	(1,091)

l)	During 2011, 2010 and 2009 there were no customers generating 10% or more of total revenues.

m)	The distribution of capital expenditure by geographical area was as follows:

	December 31, 2011 US$‘000	December 31, 2010 US$‘000
Rest of World – Ireland	4,553	4,077
Rest of World – Other	—	598
Americas	7,891	3,923

	12,444	8,598

3.	NET GAIN ON DIVESTMENT OF BUSINESS AND RESTRUCTURING EXPENSES

In April 2010, the Group sold its worldwide Coagulation product line to Diagnostica Stago for US$89.9 million. Diagnostica Stago purchased the share capital of Trinity Biotech (UK Sales) Limited, Trinity Biotech GmbH and Trinity Biotech S.à.r.l, along with Coagulation assets of Biopool US Inc. and Trinity Biotech Manufacturing Limited. As part of the sale, the Group also transferred the leasing arrangements of one of its facilities in Bray, Ireland to Diagnostica Stago. Included in the sale are Trinity’s lists of Coagulation customers and suppliers, all Coagulation inventory, intellectual property and developed technology.

The Group received consideration of US$67.4 million and interest on deferred consideration of US$1.0 million in 2010. These proceeds were used in part to repay the Group’s bank loans in 2010 and accordingly there were no bank loans outstanding at December 31, 2010 or December 31, 2011. A further US$11.25 million was received from Diagnostica Stago in April 2011 and the remaining US$11.25 million will be received in April 2012. No conditions or earnout provisions apply to this deferred element of the consideration, which is supported by a bank guarantee.

IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) outlines the disclosures required for a discontinued operation. However, the Coagulation product line falls outside of these criteria, principally owing to the fact that it is not defined as a component of the Group. A component is defined by IFRS 5 as “operations and cashflows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.” The Group has determined that neither the operations nor the cashflows of the Coagulation product line could be clearly distinguished, operationally or from a financial reporting viewpoint and therefore, on that basis, the Coagulation product line does not meet the definition of a discontinued operation.

Accordingly, the Group has disclosed the Gain on Sale under the heading ‘Net gain on divestment of business and restructuring expenses’ in the income statement, where it is shown net of termination expenses of US$301,000 (see Note 7). The Gain on divestment is also shown separately within the Segment Information Note as required by IFRS 8 (Operating Segments) where appropriate (see Note 2).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

3.	NET GAIN ON DIVESTMENT OF BUSINESS AND RESTRUCTURING EXPENSES (CONTINUED)

The gain on the divestment is summarised below according to the assets and liabilities which were divested in April 2010 as part of the sale. The effect of the divestment is summarised as follows:

	2010 US$’000	2010 US$’000
Total Consideration		89,923

Property, plant and equipment (net book value)	6,775
Goodwill and intangible assets	12,270
Deferred tax assets	123
Inventories (net)	21,528
Trade and other receivables	6,211
Cash and cash equivalents	427
Interest bearing loans and borrowings	(2,825)
Income tax payable	(70)
Trade and other payables	(3,463)
Deferred Tax Liabilities	(183)
Net identifiable assets disposed	40,793	(40,793)

Other Costs associated with the Divestiture of Coagulation		(2,355)
Net gain on divestment of business		46,775
Restructuring Expenses*		(301)
Net gain on divestment of business and restructuring expenses		46,474

*	The Restructuring Expenses relate to termination payments resulting from a restructuring programme announced in 2010 (see Note 7).

4.	FINANCIAL INCOME AND EXPENSES

	Note	December 31, 2011 US$‘000	December 31, 2010 US$‘000	December 31, 2009 US$‘000
Financial income:
Interest income		1,983	910	8
Other interest income		445	442	—

		2,428	1,352	8

Financial expense:
Finance lease interest		(10)	(67)	(135)
Interest payable on interest bearing loans and borrowings	20	—	(425)	(1,053)
Other interest expense		(2)	(3)	(4)

		(12)	(495)	(1,192)

Net Financing Income/(expense)		2,416	857	(1,184)

Other interest income recognised in 2011 and 2010 is entirely comprised of interest income relating to the deferred consideration due to the Company as a result of the sale of the Coagulation product line in 2010. For further information, see Note 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

5.	OTHER OPERATING INCOME

	December 31, 2011 US$‘000	December 31, 2010 US$‘000	December 31, 2009 US$‘000
Rental income from premises	245	213	222
Employment / training grants	—	(50)	215
Other income	665	1,453	—

	910	1,616	437

As part of the divestiture of the Coagulation product line in April 2010, the Group entered into a Transitional Services Agreement (TSA) with Diagnostica Stago. The services provided by the Group to Stago under the TSA comprise mainly: accounting; information technology and logistics support and warehousing services.

Other income therefore, mainly comprises income recognised under the TSA. This income has not been treated as revenue since the TSA activities are incidental to the main revenue-generating activities of the Group.

6.	PROFIT BEFORE TAX

The following amounts were charged / (credited) to the statement of operations:

	December 31, 2011 US$‘000	December 31, 2010 US$‘000	December 31, 2009 US$‘000
Directors’ emoluments (including non- executive directors):
Remuneration	2,086	2,082	1,271
Pension	111	127	105
Share based payments	551	592	422
Other	14	39	—
Auditors’ remuneration
Audit fees	510	628	764
Non audit fees	31	31	21
Depreciation – leased assets	13	84	87
Depreciation – owned assets	1,153	1,146	1,699
Amortisation	1,427	1,589	1,959
Gain on divestiture of Coagulation product line	—	46,775	—
Loss on the disposal of property, plant and equipment	—	12	66
Net foreign exchange differences	(69)	1,119	32
Operating lease rentals:
Plant and machinery	—	5	15
Land and buildings	2,654	3,211	3,727
Other equipment	19	130	339

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

7.	PERSONNEL EXPENSES

	December 31, 2011 US$‘000	December 31, 2010 US$‘000	December 31, 2009 US$‘000
Wages and salaries	18,470	25,491	39,967
Social welfare costs	1,718	2,279	4,237
Pension costs	658	897	1,350
Share-based payments	1,269	1,109	521

	22,115	29,776	46,075

Personnel expenses are shown net of capitalisations. Total personnel expenses, inclusive of amounts capitalised for wages and salaries, social welfare costs and pension costs, for the year ended December 31, 2011 amounted to US$25,304,000 (2010: US$32,506,000) (2009: US$50,459,000). Total share based payments, inclusive of amounts capitalised in the balance sheet, amounted to US$1,547,000 for the year ended December 31, 2011 (2010: US$1,240,000) (2009: US$599,000). See Note 19.

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

The average number of persons employed by the Group in the financial year was 357 (2010: 452) (2009: 676) and is analysed into the following categories:

	December 31, 2011	December 31, 2010	December 31, 2009
Research and development	47	37	61
Administration and sales	102	130	189
Manufacturing and quality	208	285	426

	357	452	676

In April 2010, 321 employees transferred to the acquirer of the Coagulation product line (Diagnostica Stago). In 2010, these employees have been included in the average headcount numbers on a pro-rata basis up to their date of departure.

8.	PENSION SCHEMES

The Group operates defined contribution pension schemes for certain of its full time employees. The benefits under these schemes are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income amounted to US$658,000 (2010: US$897,000) (2009: US$1,350,000) (Note 7). The pension accrual for the Group at December 31, 2011 was US$184,000 (2010: US$228,000), (2009: US$309,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

9.	INCOME TAX EXPENSE

(a)	The charge for tax based on the profit comprises:

	xxxxxx	xxxxxx	xxxxxx
	December 31, 2011 US$‘000	December 31, 2010 US$‘000	December 31, 2009 US$‘000
Current tax expense
Irish Corporation tax	984	629	75
Foreign taxes (a)	431	356	46
Adjustment in respect of prior years (b)	(13)	(138)	(120)

Total current tax expense	1,402	847	1

Deferred tax expense (c)
Origination and reversal of temporary differences (see Note 13)	1,293	380	1,354
Origination and reversal of net operating losses (see Note 13)	(88)	(285)	(264)

Total deferred tax expense	1,205	95	1,090

Total income tax charge in income statement	2,607	942	1,091

(a)	The foreign taxes in 2011 relate primarily to USA and Canada. The Group acquired a Canadian entity, Phoenix Bio-tech Inc. during 2011 (see Note 24). In 2010 and 2009, the foreign taxes related primarily to USA.
(b)	The credit in 2010 relates to the claim for Irish Research and Development Tax Credits (“R&D tax credits”) in respect of the year ended December 31, 2009. The credit in 2009 arises in respect of the finalisation of a claim for Irish Research and Development Tax Credits in respect of the year ended December 31, 2008 and the refund of US state taxes.
(c)	In 2011 there was a deferred tax charge of US$326,000 (2010: US$1,093,000 credit; 2009: US$1,015,000 charge) recognised in respect of Ireland and a deferred tax charge of US$879,000 (2010: US$1,188,000; 2009: US$75,000) recognised in respect of overseas tax jurisdictions.

Effective tax rate	December 31, 2011 US$’000	December 31, 2010 US$’000	December 31, 2009 US$’000
Profit before taxation	18,200	61,360	12,915
As a percentage of profit before tax:
Current tax	7.70%	1.38%	0.00%
Total (current and deferred)	14.32%	1.53%	8.45%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

9.	INCOME TAX EXPENSE (CONTINUED)

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective total tax rate for the Group:

	December 31, 2011	December 31, 2010	December 31, 2009
Irish corporation tax	12.50%	12.50%	12.50%
Effect of tax rates on overseas earnings	1.69%	3.89%	25.30%
Effect of non deductible expenses	1.24%	0.32%	1.09%
Effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised	(0.98%)	(5.55%)	(30.66%)
Adjustments in respect of prior years	(0.36%)	(0.22%)	(0.93%)
R&D tax credit	(0.12%)	(0.06%)	—
Effect of Irish income taxable at higher tax rate (a)	0.35%	(9.35%)	1.15%

Effective tax rate	14.32%	1.53%	8.45%

(a)	In 2010 the Irish income taxable at a higher tax rate reduced the overall corporation tax rate. This was because the gain arising on sale of the assets and liabilities of the Coagulation product line in Ireland, which was taxable at the higher tax rate of 25%, resulted in a capital loss and consequently no capital gains tax was payable. For further information see Note 3.

The effect of current year net operating losses and temporary differences for which no deferred tax asset was recognized is analyzed further in the table below (see also Note 13). No deferred tax asset was recognized because there was no reversing deferred tax liability in the same jurisdiction reversing in the same period and no future taxable income in the same jurisdiction.

Unrecognised deferred tax assets	Effect in 2011	Percentage effect in	Effect in 2010	Percentage effect in
	US$’000	2011	US$’000	2010
Temporary differences arising in USA	(11)	(0.06%)	(387)	(0.63%)
Net operating losses arising in USA	—	—	(3,059)	(4.99%)
Net operating losses arising in Ireland	(177)	(0.98%)	104	0.17%
Net operating losses arising in Canada *	11	0.06%	—	—
Net operating losses arising in France **	—	—	(89)	(0.14%)
Net operating losses arising in Germany **	—	—	26	0.04%

	(177)	(0.98%)	(3,405)	(5.55%)

*	This entity was acquired in 2011.
**	These entities were divested as part of the sale of the Coagulation product line in April 2010.

Deferred tax recognised directly in equity

	December 31, 2011 US$‘000	December 31, 2010 US$‘000	December 31, 2009 US$‘000
Relating to forward contracts as hedged instruments	(1)	6	3

	(1)	6	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

9.	INCOME TAX EXPENSE (CONTINUED)

a.	The distribution of profit before taxes by geographical area was as follows:

	December 31, 2011 US$‘000	December 31, 2010 US$‘000	December 31, 2009 US$‘000
Rest of World – Ireland	10,686	38,161	5,240
Rest of World – Other	3,617	10,411	(1,206)
Americas	3,897	12,788	8,881

	18,200	61,360	12,915

b.	At December 31, 2011, the Group had unutilised net operating losses as follows:

	December 31, 2011 US$‘000	December 31, 2010 US$‘000	December 31, 2009 US$‘000
USA	2,634	1,841	7,569
Ireland	—	999	1,918
Canada*	36	—	—
France	—	—	2,368
Germany	—	—	1,152
UK	—	—	101

	2,670	2,840	13,108

The utilisation of these net operating loss carryforwards is limited to future profits in the USA and Canada. The net operating losses for both USA and Canadian have a maximum carryforward of 20 years. In the respect of the USA, US$1,004,000 will expire by December 31, 2026, US1,120,000 will expire by December 31, 2027 and US$510,000 will expire by December 31, 2031. In the respect of Canada, US$36,000 will expire by December 31, 2030.

The unutilised net operating losses in France, Germany and UK were transferred to Diagnostica Stago on April 30, 2010 following their purchase of Trinity Biotech S.à.r.l., Trinity Biotech GmbH and Trinity Biotech (UK Sales) Limited respectively.

At December 31, 2011, the Group had unrecognised deferred tax assets in respect of unused tax losses and unused tax credits as follows:

	December 31, 2011 US$‘000	December 31, 2010 US$‘000	December 31, 2009 US$‘000
USA – unused tax losses	—	—	3,071
Ireland – unused tax losses	—	177	73
USA – unused tax credits	347	358	346
Canada – unused tax losses*	11	—	—
Germany – unused tax losses **	—	—	427
France – unused tax losses **	—	—	861
USA–deductible temporary differences	—	—	387

Unrecognised Deferred Tax Asset	358	535	5,165

*	This entity was acquired in 2011.
**	These entities were divested as part of the sale of the Coagulation product line in 2010.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

9.	INCOME TAX EXPENSE (CONTINUED)

The Group has US state credit carryforwards of US$347,000 at December 31, 2011 (2010: US$358,000). A deferred tax asset of US$347,000 (2010: US$358,000) in respect of US state credit carryforwards was not recognised in 2011 due to uncertainties regarding future full utilisation of these state credit carryforwards in the related tax jurisdiction in future periods. Unused tax losses in respect of Germany and France have been transferred to Diagnostica Stago following their purchase of the Group’s German and French subsidiaries in 2010.

At December 31, 2009 a deferred tax asset of US$ 3,071,000 in respect of net operating losses in the US and US$387,000 in respect of temporary differences in the US were not recognised because the deferred tax asset was restricted in order that it equalled the reversing deferred tax liability in the US. The net operating losses in the USA reduced significantly in 2010, mainly due to the profit earned on the sale of the Coagulation product line. The reduction in net operating losses resulted in the deferred tax asset being less than the reversing deferred tax liability. As a result, the unrecognised deferred tax assets in respect of unused tax losses and temporary differences have reduced to nil since December 31, 2010.

10.	EARNINGS PER SHARE

Basic earnings per ordinary share

Basic earnings per ordinary share for the Group is computed by dividing the profit after taxation of US$15,593,000 (2010: US$60,418,000) (2009: US$11,824,000) for the financial year by the weighted average number of ‘A’ ordinary and ‘B’ ordinary shares in issue of 85,171,494 (2010: 84,734,378) (2009: 83,737,884). 1,400,000 of the total weighted average shares used as the EPS denominator relate to the 700,000 ‘B’ ordinary shares in issue. In all respects these shares are treated the same as ‘A’ ordinary shares except for the fact that they have two voting rights per share, rights to participate in any liquidation or sale of the Group and to receive dividends as if each Class ‘B’ ordinary share were two Class ‘A’ ordinary shares. Hence the earnings per share for a ‘B’ ordinary share is exactly twice the earnings per share of an ‘A’ ordinary share.

	December 31, 2011	December 31, 2010	December 31, 2009
‘A’ ordinary shares	83,771,494	83,334,378	82,337,884
‘B’ ordinary shares (multiplied by 2)	1,400,000	1,400,000	1,400,000

Basic earnings per share denominator	85,171,494	84,734,378	83,737,884

Reconciliation to weighted average earnings per share denominator:
Number of A ordinary shares at January 1 (Note 18)	84,116,865	82,952,037	82,017,581
Number of B ordinary shares at January 1 (multiplied by 2)	1,400,000	1,400,000	1,400,000
Weighted average number of shares issued during the year*	(345,371)	382,341	320,303

Basic earnings per share denominator	85,171,494	84,734,378	83,737,884

*	The weighted average number of shares issued during the year is calculated by taking the number of shares issued multiplied by the number of days in the year each share is in issue, divided by 365 days. In 2011, the weighted average number has been impacted by the Company’s repurchase of its own shares (see Note 18). There were no purchases of treasury shares in 2010 or 2009.

Diluted earnings per ordinary share

Diluted earnings per ordinary share is computed by dividing the profit after tax of US$15,593,000 (2010: US$60,418,000) (2009: US$11,824,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 88,912,596 (2010: 86,661,535) (2009: 83,772,094).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

10.	EARNINGS PER SHARE (CONTINUED)

The basic weighted average number of shares for the Group may be reconciled to the number used in the diluted earnings per ordinary share calculation as follows:

	December 31, 2011	December 31, 2010	December 31, 2009
Basic earnings per share denominator (see above)	85,171,494	84,734,378	83,737,884
Issuable on exercise of options and warrants	3,741,102	1,927,157	34,210

Diluted earnings per share denominator	88,912,596	86,661,535	83,772,094

Earnings per ADS

In June 2005, Trinity Biotech adjusted its ADS ratio from 1 ADS: 1 Ordinary Share to 1 ADS: 4 Ordinary Shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic earnings per ADS for the Group is computed by dividing the profit after taxation of US$15,593,000 (2010: US$60,418,000) (2009: US$11,824,000) for the financial year by the weighted average number of ADS in issue of 21,292,873 (2010: 21,183,594); (2009: 20,934,471).

	December 31, 2011	December 31, 2010	December 31, 2009
‘A’ ordinary shares – ADS	20,942,873	20,833,594	20,584,471
‘B’ ordinary shares – ADS	350,000	350,000	350,000

Basic earnings per share denominator	21,292,873	21,183,594	20,934,471

Diluted earnings per ADS for the Group is computed by dividing the profit after taxation of US$15,593,000 (2010: US$60,418,000) (2009: US$11,824,000) for the financial year, by the diluted weighted average number of ADS in issue of 22,228,149 (2010: 21,665,383) (2009: 20,943,024).

The basic weighted average number of ADS shares for the Group may be reconciled to the number used in the diluted earnings per ADS share calculation as follows:

	December 31, 2011	December 31, 2010	December 31, 2009
Basic earnings per share denominator (see above)	21,292,873	21,183,594	20,934,471
Issuable on exercise of options and warrants	935,276	481,789	8,553

Diluted earnings per share denominator	22,228,149	21,665,383	20,943,024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

11.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings US$‘000	Leasehold improvements US$‘000	Computers, fixtures and fittings US$‘000	Plant and equipment US$‘000	Total US$‘000
Cost

At January 1, 2010	5,826	3,690	5,546	32,685	47,747
Additions	11	188	453	1,644	2,296
Disposals / retirements	(3,498)	(1,625)	(1,695)	(20,233)	(27,051)
Exchange adjustments	(259)	—	(14)	(156)	(429)

At December 31, 2010	2,080	2,253	4,290	13,940	22,563

At January 1, 2011	2,080	2,253	4,290	13,940	22,563
Acquisitions through business combinations (Note 24)	—	—	—	159	159
Other additions	11	157	472	2,076	2,716
Disposals / retirements	—	—	(1)	(572)	(573)

At December 31, 2011	2,091	2,410	4,761	15,603	24,865

Accumulated depreciation and impairment losses

At January 1, 2010	(1,211)	(3,253)	(4,923)	(26,186)	(35,573)
Charge for the year	(146)	(79)	(144)	(861)	(1,230)
Disposals / retirements	571	1,396	1,331	16,929	20,227
Exchange adjustments	5	—	1	6	12

At December 31, 2010	(781)	(1,936)	(3,735)	(10,112)	(16,564)

At January 1, 2011	(781)	(1,936)	(3,735)	(10,112)	(16,564)
Charge for the year	(60)	(94)	(189)	(823)	(1,166)
Disposals / retirements	—	—	—	491	491

At December 31, 2011	(841)	(2,030)	(3,924)	(10,444)	(17,239)

Carrying amounts
At December 31, 2011	1,250	380	837	5,159	7,626

At December 31, 2010	1,299	317	555	3,828	5,999

Included within disposals/retirements in 2010 is Property, Plant and Equipment with a net book value of US$6,775,000, which was disposed of as part of the divestiture of the Coagulation product line in 2010 (see Note 3).

The annual impairment review performed at December 31, 2011 and December 31, 2010, showed that the carrying value of the Group’s assets did not exceed the amount that could be recovered through their use or sale and, on that basis, there was no impairment in 2011 or 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

11.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Assets held under operating leases (where the Company is the lessor)

Included in the carrying amount of property, plant and equipment are a number of assets included in plant and equipment which generate operating lease revenue for the Group. The net book value of these assets as at December 31, 2011 is US$648,000 (2010: US$557,000). Depreciation charged on these assets in 2011 amounted to US$192,000 (2010: US$126,000).

Included in disposals/retirements in 2011 is US$77,000 (2010: US$15,000) relating to the net book value of leased instruments reclassified as inventory on return from customers.

Assets held under finance leases

Included in the carrying amount of property, plant and equipment is an amount for capitalised leased assets of US$126,000 (2010: US$138,000). The leased equipment secures the lease obligations (Note 20). The depreciation charge in respect of capitalised leased assets for the year ended December 31, 2011 was US$12,000 (2010: US$13,000). This is split as follows:

At December 31, 2011	Leasehold improvements	Computers, fixtures and fittings	Plant and equipment	Total
	US$‘000	US$‘000	US$‘000	US$‘000
Depreciation charge	—	—	12	12
Carrying value
At December 31, 2011	—	—	126	126

At December 31, 2010	Leasehold improvements	Computers, fixtures and fittings	Plant and equipment	Total
	US$‘000	US$‘000	US$‘000	US$‘000
Depreciation charge	—	—	13	13
Carrying value
At December 31, 2010	—	—	138	138

Property, plant and equipment under construction

Included in plant and equipment at December 31, 2011 is an amount of US$690,000 (2010: US$NIL) relating to assets in the course of construction. These assets were not depreciated in 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

12.	GOODWILL AND INTANGIBLE ASSETS

	Goodwill US$‘000	Development costs US$‘000	Patents and licences US$‘000	Other US$‘000	Total US$‘000
Cost

At January 1, 2010	79,599	42,070	10,093	26,464	158,226
Additions	—	5,887	8	407	6,302
Disposals / retirements	(32,345)	(20,113)	(3,675)	(7,169)	(63,302)
Exchange adjustments	—	(13)	—	(4)	(17)

At December 31, 2010	47,254	27,831	6,426	19,698	101,209

At January 1, 2011	47,254	27,831	6,426	19,698	101,209
Acquisitions through business combinations (Note 24)	1,801	—	—	490	2,291
Other additions	—	6,829	—	449	7,278
Disposals / retirements	—	—	—	—	—

At December 31, 2011	49,055	34,660	6,426	20,637	110,778

Accumulated amortisation and Impairment losses

At January 1, 2010	(59,546)	(29,285)	(8,957)	(15,616)	(113,404)
Charge for the year	—	(297)	(86)	(1,206)	(1,589)
Disposals / retirements	30,120	11,824	3,184	5,904	51,032

At December 31, 2010	(29,426)	(17,758)	(5,859)	(10,918)	(63,961)

At January 1, 2011	(29,426)	(17,758)	(5,859)	(10,918)	(63,961)
Charge for the year	—	(272)	(59)	(1,096)	(1,427)
Disposals / retirements	—	—	—	—	—

At December 31, 2011	(29,426)	(18,030)	(5,918)	(12,014)	(65,388)

Carrying amounts
At December 31, 2011	19,629	16,630	508	8,623	45,390

At December 31, 2010	17,828	10,073	567	8,780	37,248

Included within development costs are costs of US$8,295,000 which were not amortised in 2011 (2010: US$8,682,000). These development costs are not being amortised as the projects to which the costs relate were not fully complete at December 31, 2011 or at December 31, 2010. As at December 31, 2011 these projects are expected to be completed during the period from January 1, 2012 to December 31, 2013 at an expected further cost of approximately US$7.4 million.

Included within disposals/retirements in 2010 are intangible assets with a net book value of US$12,270,000, which were disposed of as part of the divestiture of the Coagulation product line in 2010 (see Note 3).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The following represents the costs incurred during each period presented for each of the principal development projects:

Product Name	2011 US$’000	2010 US$’000
Premier Hb9210 Instrument for Haemoglobin A1c testing	3,652	2,569
Syphilis Rapid Point-of-Care test	611	185
Cryptosporidium Rapid Point-of-Care test	520	20
Giardia Rapid Point-of-Care test	513	28
HIV Ag-Ab rapid test	421	247
Tristat Point-of-Care instrument	333	318
Unigold Recombigen HIV Rapid enhancement	247	142
Strep pneumonia Rapid Point-of-Care test	194	1
C. Difficile Rapid Point-of-Care test	171	13
Bordetella Pertussis Western Blot test	27	337
Legionella Urinary Antigen	7	198
Destiny Max Coagulation instrument*	—	956
Coagulation assays and intermediates*	—	312

Other projects with spend less than $150,000	133	561

Total capitalized development costs	6,829	5,887

*	Note that these projects ceased in April 2010 following the divestiture of the Coagulation product line.

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

Amortisation is charged to the statement of operations through the selling, general and administrative expenses line.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Impairment testing for intangibles including goodwill and indefinite lived assets

Goodwill and other intangibles with indefinite lives are tested annually for impairment at each balance sheet date at a cash-generating unit (“CGU”) level, i.e. the individual legal entities. For the purpose of these annual impairment reviews goodwill is allocated to the relevant CGU.

The recoverable amount of goodwill and intangible assets contained in each of the Group’s CGU’s is determined based on the greater of the fair value less cost to sell and value in use calculations. The Group operates in one market sector (namely diagnostics) and accordingly the key assumptions are similar for all CGU’s. The value in use calculations use cash flow projections based on the 2012 budget and projections for a further four years using projected revenue and cost growth rates of between 3% and 10%. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate are used in the value in use calculations. The cashflows and terminal values for the CGU’s are discounted using pre-tax discount rates which range from 18% to 33%.

The value in use calculation is subject to significant estimation, uncertainty and accounting judgements and are particularly sensitive in the following areas. In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, the following impairment loss/write back would be recorded at December 31, 2011:

•	No impairment loss or reversal of impairment in the event of a 10% increase in the growth in revenues.

•	No impairment loss or reversal of impairment in the event of a 10% decrease in the growth in revenues.

Similarly if there was a 10% variation in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be the following impairment loss/write back would be recorded at December 31, 2011:

•	No impairment loss or reversal of impairment in the event of a 10% decrease in the discount rate

•	No impairment loss or reversal of impairment in the event of a 10% increase in the discount rate

Significant Goodwill and Intangible Assets with Indefinite Useful Lives

Disclosed below are the CGU’s where the carrying amounts for goodwill or intangible assets with indefinite useful lives are significant (for the purposes of impairment testing). These amounts have been classified as significant based on their comparison to the Group’s total carrying amount.

Goodwill	December 31, 2011 US$‘000	December 31, 2010 US$‘000
CGU
Fitzgerald Industries International	12,592	12,592

Intangible Assets with Indefinite Useful lives (included in other intangibles)	December 31, 2011	December 31, 2010
	US$‘000	US$‘000
Fitzgerald Industries International CGU
Fitzgerald trade name	970	970
RDI trade name	560	560
Primus Corporation CGU
Primus trade name	670	670

	2,200	2,200

The trade name assets purchased as part of the acquisition of Primus and RDI in 2005 and Fitzgerald in 2004 were valued by an external valuer using the relief from royalty method and based on factors such as (1) the market and competitive trends and (2) the expected usage of the name. It was considered that these trade names will generate net cash inflows for the Group for an indefinite period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

13.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities of the Group are attributable to the following:

	Assets		Liabilities		Net
	2011	2010	2011	2010	2011	2010
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	142	2,369	(388)	(581)	(246)	1,788
Intangible assets	—	—	(5,916)	(6,031)	(5,916)	(6,031)
Inventories	951	955	—	—	951	955
Provisions	296	294	—	—	296	294
Other items	654	216	(524)	(578)	130	(362)
Tax value of loss carryforwards recognised	934	846	—	—	934	846

Deferred tax assets/(liabilities)	2,977	4,680	(6,828)	(7,190)	(3,851)	(2,510)

The deferred tax asset in 2011 is due mainly to deductible temporary differences relating to inventory, the elimination of unrealised intercompany inventory profit and net operating losses. The deferred tax asset decreased US$1,703,000 in 2011 principally due to the reduction in the deferred tax liability for property, plant and equipment. This reduction was due to the offsetting of the deferred tax assets for property, plant and equipment assets against the deferred tax liabilities related to those assets.

The deferred tax liability is caused by the net book value of non-current assets being greater than the tax written down value of non-current assets, temporary differences due to the acceleration of the recognition of certain charges in calculating taxable income permitted in Ireland and the USA and deferred tax recognised on fair value asset uplifts in connection with business combinations. The deferred tax liability decreased US$362,000 in 2011, principally because the deferred tax liabilities for certain property, plant and equipment were set against the deferred tax assets relating to these fixed assets. This reduction was partially offset by increased temporary differences between the carrying value of assets and their asset base due to the capital expenditure incurred during 2011.

Deferred tax assets and liabilities are only offset when the entity has a legally enforceable right to set off current tax assets against current tax liabilities and where the intention is to settle current tax liabilities and assets on a net basis or to realise the assets and settle the liabilities simultaneously. At December 31, 2011 and at December 31, 2010 no deferred tax assets and liabilities are offset as it is not certain as to whether there is a legally enforceable right to set off current tax assets against current tax liabilities and it is also uncertain as to what current tax assets may be set off against current tax liabilities and in what periods.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised by the Group in respect of the following items:

	December 31, 2011	December 31, 2010
	US$’000	US$’000
Capital losses	8,513	8,513
Net operating losses	36	704
US state credit carryforwards	347	358

	8,896	9,575

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

13.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

There was a decrease of US$679,000 in the unrecognised deferred tax assets during the year ended December 31, 2011. For comments on the uncertainty prompting less than full recognition refer to Note 9. The movement in the unrecognised deferred tax assets during the year ended December 31, 2011 is analysed as follows:

Movement in Unrecognised deferred tax assets	Increase/ (decrease) US$’000	Applicable tax rate %	Tax effect US$’000
Net operating losses Ireland	(704)	25%	(177)
Net operating losses Canada	36	28%	11
US state credit carryforwards	(11)	n/a	(11)

	(679)		(177)

A deferred tax asset of US$347,000 (2010: US$358,000) in respect of US state credit carryforwards was not recognised due to uncertainties regarding the timing of the utilisation of these state credit carryforwards in the related tax jurisdiction in future periods.

At December 31, 2010, a deferred tax asset of US$177,000 in respect of net operating losses of US$704,000 in Ireland was not recognised due to uncertainties regarding the timing of the utilisation of these losses in the relevant entity in future periods. The net operating losses of US$704,000 were utilised in 2011.

At December 31, 2011, a deferred tax asset of US$11,000 in respect of net operating losses of US$36,000 in Canada was not recognised due to uncertainties regarding the timing of the utilisation of these losses in the Canadian entity in future periods.

No deferred tax asset is recognised in respect of a capital loss forward of US$8,513,000 (2010: US$8,513,000) in Ireland as it is not probable that there will be future capital gains against which to offset these capital losses.

Unrecognised deferred tax liabilities

At December 31, 2011 and 2010, there was no recognised or unrecognised deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries. The Company is able to control the timing of the reversal of the temporary differences of its subsidiaries and it is probable that these temporary differences will not reverse in the foreseeable future.

Movement in temporary differences during the year

	Balance January, 1 2011	Recognised in income	Recognised in goodwill	Recognised in equity	Balance December 31, 2011
	US$’000	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	1,788	(2,034)	0	0	(246)
Intangible assets	(6,031)	252	(137)	0	(5,916)
Inventories	955	(4)	0	0	951
Provisions	294	2	0	0	296
Other items	(362)	491	0	1	130
Tax value of loss carryforwards recognised	846	88	0	0	934

	(2,510)	(1,205)	(137)	1	(3,851)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

13.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

	Balance January, 1 2010	Recognised in income	Recognised in equity	Balance December 31, 2010
	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	2,682	(894)	—	1,788
Intangible assets	(6,343)	312	—	(6,031)
Inventories	1,253	(298)	—	955
Provisions	118	176	—	294
Other items	(680)	324	(6)	(362)
Tax value of loss carryforwards recognised	561	285	—	846

	(2,409)	(95)	(6)	(2,510)

14.	OTHER ASSETS

	December 31, 2011 US$‘000	December 31, 2010 US$‘000
Deferred Consideration (greater than 1 year)	—	11,138
Finance lease receivables (see Note 16)	415	412
Other assets	78	73

	493	11,623

The deferred consideration arises as a result of the sale of the Coagulation product line (see Note 3). Under the terms of the sale, the Group is entitled to receive two deferred consideration payments of US$11,250,000 each (the first was received in April 2011) and the second is to be received in April 2012. As at December 31, 2010 the Group therefore had a receivable due greater than one year of US$11,250,000—shown net of US$112,000 of deferred interest income. As at December 31, 2011 the Group has a receivable of US$11,250,000 (net US$11,138,000) which is due in April 2012 and, as this falls due within one year, it has been classified within Trade and Other Receivables (see Note 16).

The Group leases instruments as part of its business. For details of future minimum finance lease receivables with non-cancellable terms, please refer to Note 16.

15.	INVENTORIES

	December 31, 2011 US$‘000	December 31, 2010 US$‘000
Raw materials and consumables	7,333	4,516
Work-in-progress	4,053	4,676
Finished goods	8,452	8,384

	19,838	17,576

All inventories are stated at the lower of cost or net realisable value. Total inventories for the Group are shown net of provisions of US$5,930,000 (2010: US$6,400,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

15.	INVENTORIES (CONTINUED)

The movement on the inventory provision for the three year period to December 31, 2011 is as follows:

	December 31, 2011 US$‘000	December 31, 2010 US$‘000	December 31, 2009 US$‘000
Opening provision at January 1	6,400	12,566	16,461
Charged during the year	617	3,006	2,064
Utilised during the year	(907)	(8,440)	(4,751)
Released during the year	(180)	(732)	(1,208)

Closing provision at December 31	5,930	6,400	12,566

16.	TRADE AND OTHER RECEIVABLES

	December 31, 2011 US$‘000	December 31, 2010 US$‘000
Trade receivables, net of impairment losses	10,700	11,762
Deferred consideration (due within 1 year)	11,138	10,804
Prepayments	1,419	2,331
Value added tax	374	204
Finance lease receivables	266	229
Other receivables	76	199

	23,973	25,529

The deferred consideration arises as a result of the sale of the Coagulation product line (see Note 3) and comprises US$11,250,000 of a receivable due from Diagnostica Stago—shown net of US$112,000 of deferred interest income (2010: net of US$446,000 of deferred interest income).

Trade receivables are shown net of an impairment losses provision of US$1,507,000 (2010: US$1,443,000) (see Note 27).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

16.	TRADE AND OTHER RECEIVABLES (CONTINUED)

Leases as lessor

(i) Finance lease commitments – Group as lessor

The Group leases instruments as part of its business. Future minimum finance lease receivables with non-cancellable terms are as follows:

	December 31, 2011 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	414	148	266
Between one and five years (Note 14)	659	244	415

	1,073	392	681

	December 31, 2010 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	367	138	229
Between one and five years (Note 14)	628	216	412

	995	354	641

In 2011, the Group classified future minimum lease receivables between one and five years of US$415,000 (2010: US$412,000) to Other Assets, see Note 14. Under the terms of the lease arrangements, no contingent rents are receivable.

(ii) Operating lease commitments – Group as lessor

The Group has leased a facility consisting of 9,000 square feet in Dublin, Ireland. This property has been sub-let by the Group. The lease contains a clause to enable upward revision of the rent charge on a periodic basis. The Group also leases instruments under operating leases as part of its business.

Future minimum rentals receivable under non-cancellable operating leases are as follows:

	December 31, 2011 US$’000
	Land and buildings	Instruments	Total
Less than one year	252	7,495	7,747
Between one and five years	939	3,869	4,808
More than five years	—	—	—

	1,191	11,364	12,555

	December 31, 2010 US$’000
	Land and buildings	Instruments	Total
Less than one year	209	1,759	1,968
Between one and five years	838	689	1,527
More than five years	157	—	157

	1,204	2,448	3,652

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

17.	CASH AND CASH EQUIVALENTS

	December 31, 2011 US$’000	December 31, 2010 US$’000
Cash at bank and in hand	3,210	2,449
Short-term deposits	67,875	55,553

Cash and cash equivalents in the statements of cash flows	71,085	58,002

Cash relates to all cash balances which are readily available at year end. Cash equivalents relate to all cash balances on deposit, with a maturity of less than six months, which are not restricted. See Note 25 (c).

18.	CAPITAL AND RESERVES

Share capital

	Class ‘A’ Ordinary shares	Class ‘A’ Ordinary shares
In thousands of shares	2011	2010
In issue at January 1	84,117	82,952
Issued for cash	1,204	1,165

In issue at December 31	85,321	84,117

	Class ‘B’ Ordinary shares	Class ‘B’ Ordinary shares
In thousands of shares	2011	2010
In issue at January 1	700	700
Issued for cash	—	—

In issue at December 31	700	700

	Class ‘A’ Treasury shares	Class ‘A’ Treasury shares
In thousands of shares	2011	2010
Balance at January 1	—	—
Purchased during the year	2,437	—

Balance at December 31	2,437	—

The Group had authorised share capital of 200,000,000 ‘A’ ordinary shares of US$0.0109 each (2010: 200,000,000 ‘A’ ordinary shares of US$0.0109 each) and 700,000 ‘B’ ordinary shares of US$0.0109 each (2010: 700,000 ‘B’ ordinary shares of US$0.0109 each) as at December 31, 2011.

(a)	During 2011, the Group issued 1,204,000 ‘A’ Ordinary shares from the exercise of warrants and employee options for a consideration of US$1,189,000 settled in cash. The Group incurred costs of US$38,000 in connection with the issue of shares.

(b)	During 2011, the Group purchased 2,437,000 ‘A’ Ordinary shares (609,000 ADS’s) ‘Treasury shares’ on the open market. The total cost of these shares was US$6,094,000.

(c)	During 2010, the Group issued 1,165,000 ‘A’ Ordinary shares from the exercise of warrants and employee options for a consideration of US$1,023,000 settled in cash. The Group incurred costs of US$64,000 in connection with the issue of shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

18.	CAPITAL AND RESERVES (CONTINUED)

(d)	In 2011 the Company announced that it intended to commence a dividend policy, to be paid once a year. Following shareholder approval at the 2011 AGM, the Board approved the payment of a final dividend of 10 cent per ADS in respect of the 2010 financial year. As provided in the Articles of Association of the Company, dividends or other distributions are declared and paid in US Dollars (see Note 28 for further information).

(e)	The Class ‘B’ Ordinary Shares have two votes per share and the rights to participate in any liquidation or sale of the Group and to receive dividends as if each Class ‘B’ Ordinary Share were two Class ‘A’ Ordinary Shares. In all other respects they rank pari passu with the ‘A’ ordinary shares.

Share Premium

Following the passing of a Special Resolution of the Company in September 2010 and the approval of a petition placed before the High Court of Ireland, the Company was permitted to reduce its share premium in the amount of US$160,000,000 during 2011. This amount was, therefore, transferred to retained earnings in the current year’s financial statements.

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

In accordance with IFRS 2, 3,477,068 warrants with a fair value of US$4,529,000 (2010: 3,477,068 warrants with a fair value of US$4,529,000) have been classified as a separate reserve. There were no new warrants issued by the Group in 2011.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

19.	SHARE OPTIONS AND SHARE WARRANTS

Warrants

There were no warrants granted in 2011.

The Company granted warrants to purchase 40,000 Class ‘A’ Ordinary Shares (vesting immediately) in April 2010. These warrants were issued at an exercise price of US$1.50 and have a seven year life.

	December 31, 2011	December 31, 2010
Outstanding at beginning of year	1,672,244	2,178,244
Granted	—	40,000
Exercised	(350,500)	(546,000)
Forfeited	—	—

Outstanding at end of year	1,321,744	1,672,244

Options

Under the terms of the Company’s Employee Share Option Plans, options to purchase 7,700,610 (excluding warrants of 1,321,744) ‘A’ Ordinary Shares were outstanding at December 31, 2011. Under the Plans, options are granted to officers, employees and consultants of the Group at the discretion of the Compensation Committee (designated by the board of directors), under the terms outlined below.

Certain options have been granted to consultants of the Group and, where this is the case, the Group has measured the fair value of the services provided by these consultants by reference to the fair value of the equity instruments granted. This approach has been adopted in these cases as it is impractical for the Group to reliably estimate the fair value of such services.

The terms and conditions of the grants are as follows, whereby all options are settled by physical delivery of shares:

Vesting conditions

The options vest following a period of service by the officer or employee. The required period of service is determined by the Compensation Committee at the date of grant of the options (usually the date of approval by the Compensation Committee) and it is generally over a three to four year period. There are no market conditions associated with the share option vesting periods.

Contractual life

The term of an option is determined by the Compensation Committee, provided that the term may not exceed a period of between seven to ten years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with the Group (or one year after such termination because of death or disability) except where a longer period is approved by the Board of Directors. Under certain circumstances involving a change in control of the Group, the Compensation Committee may accelerate the exercisability and termination of options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

19.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

The number and weighted average exercise price of share options and warrants per ordinary share is as follows (as required by IFRS 2, this information relates to all grants of share options and warrants by the Group):

	Options and warrants	Weighted- average exercise price US$	Range US$
	‘A’ Ordinary Shares	Per ‘A’ Ordinary Share	Per ‘A’ Ordinary Share
Outstanding January 1, 2009	11,811,114	2.01	0.74 - 5.25
Granted	2,220,000	0.66	0.66 - 0.66
Exercised	(934,456)	0.96	0.74 - 1.07
Forfeited	(2,447,948)	3.52	0.87 - 5.25

Outstanding at end of year	10,648,710	1.48	0.66 - 4.00

Exercisable at end of year	6,915,952	1.84	0.74 - 4.00

Outstanding January 1, 2010	10,648,710	1.48	0.66 - 4.00
Granted	3,760,000	1.47	0.97 - 2.00
Exercised	(1,410,156)	1.02	0.66 - 1.78
Forfeited	(2,044,883)	1.96	0.87 - 4.00

Outstanding at end of year	10,953,671	1.44	0.66 - 4.00

Exercisable at end of year	5,226,413	1.70	0.66 - 4.00

Outstanding January 1, 2011	10,953,671	1.44	0.66 - 4.00
Granted	514,000	2.40	2.14 - 2.52
Exercised	(1,368,896)	1.16	0.66 - 1.78
Forfeited	(1,076,421)	2.59	0.87 - 4.00

Outstanding at end of year	9,022,354	1.40	0.66 - 2.80

Exercisable at end of year	5,085,431	1.39	0.66 - 2.80

The weighted average share price per ‘A’ Ordinary share at the date of exercise for options exercised in 2011 was US$2.48 (2010: US$1.65) (2009: US$1.05).

The opening share price per ‘A’ Ordinary share at the start of the financial year was US$2.20 (2010: US$1.04) (2009: US$0.40) and the closing share price at December 31, 2011 was US$2.55 (2010: US$2.20) (2009: US$1.01). The average share price for the year ended December 31, 2011 was US$2.42.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

19.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

A summary of the range of prices for the Company’s stock options and warrants for the year ended December 31, 2011 follows:

	Outstanding			Exercisable
Exercise price range	No. of options/warrants	Weighted– avg exercise price	Weighted- avg contractual life remaining (years)	No. of options/warrants	Weighted– avg exercise price	Weighted- avg contractual life remaining (years)
US$0.66-US$0.99	2,203,356	0.71	4.19	1,246,685	0.71	4.04
US$1.00-US$2.05	5,607,996	1.49	3.55	3,141,746	1.49	2.16
US$2.06-US$2.99	1,211,000	2.25	3.71	697,000	2.25	2.01
US$3.00-US$4.00	—	—	—	—	—	—

	9,022,352			5,085,431

The weighted-average remaining contractual life of options and warrants outstanding at December 31, 2011 was 3.73 years (2010: 4.19 years).

A summary of the range of prices for the Company’s stock options and warrants for the year ended December 31, 2010 follows:

	Outstanding			Exercisable
Exercise price range	No. of options/warrants	Weighted– avg exercise price	Weighted- avg contractual life remaining (years)	No. of options/warrants	Weighted– avg exercise price	Weighted- avg contractual life remaining (years)
US$0.66-US$0.99	2,761,677	0.72	5.21	638,336	0.72	4.88
US$1.00-US$2.05	6,430,244	1.48	4.47	2,847,744	1.47	2.39
US$2.06-US$2.99	1,733,250	2.41	1.59	1,711,833	2.41	1.57
US$3.00-US$4.00	28,500	3.27	0.69	28,500	3.27	0.69

	10,953,671			5,226,413

The recognition and measurement principles of IFRS 2 have been applied to share options granted under the Company’s Share Option Plans since November 7, 2002 which have not vested by January 1, 2005 in accordance with IFRS 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

19. SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

Charge for the year under IFRS 2

The charge for the year is calculated based on the fair value of the options granted which have not yet vested.

The fair value of the options is expensed over the vesting period of the option. US$1,269,000 was charged to the statement of operations in 2011, (2010: US$1,109,000), (2009: US$521,000) split as follows:

	December 31, 2011 US$‘000	December 31, 2010 US$‘000	December 31, 2009 US$‘000
Share-based payments – cost of sales	34	29	19
Share-based payments – selling, general and administrative	1,235	1,080	502

Total	1,269	1,109	521

The total share based payments charge for the year was US$1,547,000. However, a total of US$278,000 (2010: US$131,000) (2009: US$78,000) of share based payments were capitalised in intangible development project assets during the year.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a trinomial model. The following are the input assumptions used in determining the fair value of share options granted in 2011, 2010 and 2009:

	Key management personnel	Other employees		Key management personnel		Other employees		Key management personnel		Other employees
	2011	2011		2010		2010		2009		2009
Weighted average fair value at measurement date	—	US$	1.25	US$	0.86	US$	0.72	US$	0.38	—
Total share options granted	—		514,000		2,500,000		1,220,000		2,220,000	—

Weighted average share price	—	US$	2.37	US$	1.53	US$	1.34	US$	0.66	—
Weighted average exercise price	—	US$	2.37	US$	1.53	US$	1.34	US$	0.66	—
Weighted average expected volatility	—		66.30%		64.86%		68.97%		63.31%	—
Weighted average expected life	—		4.52		5.34		4.33		5.73 years	—
Weighted average risk free interest rate	—		1.50%		2.04%		1.78%		2.47%	—
Expected dividend yield	—		1%		0%		0%		0%	—

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

DECEMBER 31, 2011

20.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings. For more information about the Group’s exposure to interest rate and foreign currency risk, see Note 27.

	Note		December 31, 2011 US$’000	December 31, 2010 US$’000
Current liabilities
Finance lease liabilities			108	162
Bank loans, secured	25	(c)
—Repayable by instalment			—	—

			108	162

Non-current liabilities
Finance lease liabilities			—	111
Bank loans, secured	25	(c)
—Repayable by instalment			—	—

			—	111

Bank loans

During 2010 the Group repaid in full all outstanding bank loans following the receipt of the proceeds from the sale of the Coagulation product line (for further information, please refer to Note 3).

Finance lease liabilities

Finance lease liabilities are payable as follows:

	December 31, 2011 US$’000
	Minimum lease payments	Interest	Principal
Less than one year	110	2	108
In more than one year, but not more than two	—	—	—
In more than two years but not more than five	—	—	—

	110	2	108

	December 31, 2010 US$’000
	Minimum lease payments	Interest	Principal
Less than one year	172	10	162
In more than one year, but not more than two	113	2	111
In more than two years but not more than five	—	—	—

	285	12	273

Under the terms of the lease arrangements, no contingent rents are payable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

20.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Terms and debt repayment schedule

The terms and conditions of outstanding interest bearing loans and borrowings at December 31, 2011 are as follows:

Facility	Currency	Nominal interest rate	Year of maturity	Fair Value	Carrying Value	Fair Value	Carrying Value
				December 31, 2011		December 31, 2010
Finance lease liabilities	Euro	5.16%	2010 -2012	108	108	273	273

Total interest-bearing loans and borrowings				108	108	273	273

21.	TRADE AND OTHER PAYABLES

	December 31, 2011 US$’000	December 31, 2010 US$’000
Trade payables	3,797	3,267
Payroll taxes	150	74
Employee related social insurance	191	85
Accrued liabilities*	7,180	7,379
Deferred income	271	642

	11,589	11,447

*	Included within accrued liabilities in 2010 is an amount of US$89,000 which relates to termination costs associated with the restructuring announced in that year (see Note 7).

22.	PROVISIONS

	December 31, 2011 US$’000	December 31, 2010 US$’000
Provisions	50	50

Movement on provisions during the year is as follows:

	December 31, 2011 US$’000	December 31, 2010 US$’000
Balance at January 1	50	50
Provisions released during the year	—	—

Balance at December 31	50	50

During 2011 the Group experienced no significant product warranty claims. However, the Group believes that it is appropriate to retain a product warranty provision to cover any future claims. The provision at December 31, 2011 represents the estimated cost of product warranties, the exact amount which cannot be determined. US$50,000 represents management’s best estimate of these obligations at December 31, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

23.	OTHER PAYABLES DUE AFTER ONE YEAR

	December 31, 2011 US$’000	December 31, 2010 US$’000
Other payables	10	30

	10	30

24.	BUSINESS COMBINATIONS

2011 Acquisition

In January 2011, the Group acquired 100% of the common stock of Phoenix Bio-tech Corporation. Phoenix Bio-tech manufactures and sells products for the detection of syphilis.

Phoenix Bio-tech was founded in 1992 and is based in Toronto, Canada. It sells its products under the TrepSure and TrepChek labels. Prior to the acquisition, Trinity Biotech distributed Phoenix Bio-tech’s syphilis products on a non-exclusive basis in the USA. The acquisition of Phoenix Bio-tech strengthens Trinity Biotech’s existing range of tests for sexually-transmitted diseases and allows the Company to exploit synergies in both manufacturing and distribution.

Goodwill recognised during 2011 in respect of the Phoenix Bio-tech acquisition amounted to US$1,801,000 and comprised:

	Book values US$’000	Fair value adjustments US$’000	Fair value US$’000	Purchase Consideration* US$’000	Goodwill US$’000
Phoenix Bio-tech
Property, plant & equipment	261	(102)	159
Intangible assets	—	490	490
Inventory	348	(138)	210
Trade & other receivables	167	—	167
Cash	21	—	21

	797	250	1,047

Trade & other payables	(26)	(13)	(39)
Deferred tax liability	—	(137)	(137)

	(26)	(150)	(176)

Total identifiable net assets at fair value			871	2,672	1,801

*Purchase Consideration	US$	‘000
Cash Payable		2,500
Contingent consideration liability		172
Total Purchase Consideration		2,672

Under the terms of the purchase agreement, the previous owners of Phoenix Bio-tech are also entitled to additional consideration based on the growth of the acquired products in the 5 year period after the date of acquisition. At the acquisition date, the net present value of this contingent consideration was estimated to be US$172,000 and this remains the most likely outcome as at December 31, 2011.

The fair value of the trade and other receivables amounts to US$167,000 (i.e. the book value on the date of acquisition). None of the trade and other receivables have been impaired and as at 31 December, 2011 all of these receivables have been collected by the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

24.	BUSINESS COMBINATIONS (CONTINUED)

The goodwill of US$1,801,000 comprises the value of the expected synergies arising from the acquisition. None of the goodwill recognised is expected to be deductible for income tax purposes.

Transaction costs of US$52,000 have been expensed during the year and are included within selling, general and administrative expenses.

From the date of its acquisition to December 31, 2011, Phoenix Bio-tech contributed $257,000 to the Group’s profit for the year. Phoenix’s third party revenues were $1,064,000 for the year, which does not include sales of the acquired syphilis products to existing customers by other entities in the Group. As the acquisition took place in early January 2011, there is no material difference between the profits and revenue which Phoenix Bio-tech would have contributed, had the acquisition taken place as of the beginning of the financial year.

Acquisitions 2009—2010

There were no acquisitions made by the Group in 2009 or 2010.

25.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

The Group has no capital commitments authorised and contracted for as at December 31, 2011 (2010: US$Nil).

(b)	Leasing Commitments

The Group leases a number of premises under operating leases. The leases typically run for periods up to 25 years. Lease payments are reviewed periodically (typically on a 5 year basis) to reflect market rentals. Operating lease commitments payable during the next 12 months amount to US$2,388,000 (2010: US$2,411,000) payable on leases of buildings at Dublin and Bray, Ireland, Jamestown, New York, Kansas City, Missouri, Acton, Massachusetts and Carlsbad, California. US$91,000 (2010: US$42,000) of these operating lease commitments relates to leases whose remaining term will expire within one year, US$Nil (2010: US$172,000) relates to leases whose remaining term expires between one and two years, US$505,000 (2010: US$345,000) between two and five years and the balance of US$1,792,000 (2010: US$1,852,000) relates to leases which expire after more than five years. See Note 26 for related party leasing arrangements.

Future minimum operating lease commitments with non-cancellable terms in excess of one year are as follows:

Year ended
2011
Operating leases
US$’000
2012	2,388
2013	2,315
2014	2,306
2015	2,102
2016	1,733
Later years	23,365

Total lease obligations	34,209

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

25.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Year ended
2010
Operating leases
US$’000
2011	2,411
2012	2,299
2013	2,228
2014	2,221
2015	2,099
Later years	25,298

Total lease obligations	36,556

For future minimum finance lease commitments, in respect of which the lessor has a charge over the related assets, see Note 20.

(c)	Bank Security

The Group repaid in full its bank borrowings in April 2010, at which point all previous charges against Group assets were released.

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

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at December 31, 2011. However if the income were to become repayable, the maximum amounts repayable as at December 31, 2011 would amount to US$3,271,000 (2010: US$3,373,000).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

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

In November 2004, the Group entered into an agreement for a 25 year lease with JRJ for offices that have been constructed adjacent to its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$493,000) is payable from January 1, 2004. There was a rent review performed on this premises in 2009 and further to this review, there was no change to the annual rental charge.

In December 2007, the Group entered into an agreement with Mr. O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a rate of €17.94 per square foot (including fit out) giving a total annual rent of €787,000 (US$1,019,000).

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises.

Compensation of key management personnel of the Group

At December 31, 2011 and December 31, 2010 the key management personnel of the Group were made up of four key personnel: the three executive directors; Mr. Ronan O’Caoimh, Mr. Rory Nealon and Dr. Jim Walsh and Mr. Kevin Tansley, our Chief Financial Officer/Company Secretary.

Compensation for the year ended December 31, 2011 of these personnel is detailed below:

	December 31, 2011	December 31, 2010
	US$’000	US$’000
Short-term employee benefits	1,788	1,299
Performance related bonus	416	1,050
Post-employment benefits	145	155
Equity compensation benefits	653	828

	3,002	3,332

Total director emoluments charged to the statement of operations shown in Note 6 is net of amounts capitalised of US$160,000 and includes non executive directors’ fees and other compensation of US$306,000 (2010: US$357,000) and equity compensation benefits of US$97,000 (2010: US$122,000) and excludes the compensation costs of the Chief Financial Officer comprising total remuneration of US$444,000 (2010: US$613,000) and equity compensation of US$198,000 (2010: US$221,000). Total directors’ remuneration is also included in “personnel expenses” (Note 7).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

26.	RELATED PARTY TRANSACTIONS (CONTINUED)

Directors’ and Company Secretary’s interests in the Company’s shares and share option plan

	‘A’ Ordinary Shares	Share options
At January 1, 2011	5,531,106	7,352,089
Exercised	—	(664,580)
Granted	—	—
Expired Options	—	(933,750)
Shares purchased/(sold) during the year	3,600	—

At December 31, 2011	5,534,706	5,753,759

	‘A’ Ordinary Shares	Share options
At January 1, 2010	5,671,106	5,667,086
Exercised	—	(566,664)
Granted	—	2,500,000
Expired Options	—	(248,333)
Shares purchased/(sold) during the year	(140,000)	—

At December 31, 2010	5,531,106	7,352,089

Rayville Limited, an Irish registered company, which is wholly owned by the three executive directors and certain other executives of the Group, owns all of the ‘B’ non-voting Ordinary Shares in Trinity Research Limited, one of the Group’s subsidiaries. The ‘B’ shares do not entitle the holders thereof to receive any assets of the company on a winding up. All of the ‘A’ voting ordinary shares in Trinity Research Limited are held by the Group. Trinity Research Limited may, from time to time, declare dividends to Rayville Limited and Rayville Limited may declare dividends to its shareholders out of those amounts. Any such dividends paid by Trinity Research Limited are ordinarily treated as a compensation expense by the Group in the consolidated financial statements prepared in accordance with IFRS, notwithstanding their legal form of dividends to minority interests, as this best represents the substance of the transactions.

There were no director loans advanced during 2011 or 2010.

In June 2009, the Board approved the payment of a dividend of $2,830,000 by Trinity Research Limited to Rayville Limited on the ‘B’ shares held by it. This amount was then lent back by Rayville to Trinity Research Limited. As the dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2010 & 2011 consolidated financial statements.

The amount of payments to Rayville included in compensation expense was US$1,071,000, US$2,149,000 and US$1,422,000 for 2009, 2010 and 2011 respectively, of which US$887,000, US$1,431,000 and US$1,395,000 respectively related to the key management personnel of the Group. There were no dividends payable to Rayville Limited as at December 31, 2011, 2010 or 2009. All of the US$1,422,000 of payments made to Rayville Limited in 2011 represented repayments of the loan to Trinity Research Limited referred to above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS

The Group uses a range of financial instruments (including cash, finance leases, receivables, payables and derivatives) to fund its operations. These instruments are used to manage the liquidity of the Group in a cost effective, low-risk manner. Working capital management is a key additional element in the effective management of overall liquidity. The Group does not trade in financial instruments or derivatives. The main risks arising from the utilization of these financial instruments are interest rate risk, liquidity risk and credit risk.

Effective interest rate and repricing analysis

The following table sets out all interest-earning financial assets and interest bearing financial liabilities held by the Group at December 31, indicating their effective interest rates and the period in which they re-price:

As at December 31, 2011 US$’000	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6–12 mths US$’000	1-2 years US$’000	2-5 years US$’000
Cash and cash equivalents	17	3.0%	71,085	71,085	—	—	—
Deferred Consideration	14/16	3.1%	11,138	11,138	—	—	—
Finance lease liabilities—fixed	20	5.06%	(108)	—	(108)	—	—

Total			82,115	82,223	(108)	—	—

As at December 31, 2010 US$’000	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6–12 mths US$’000	1-2 years US$’000	2-5 years US$’000
Cash and cash equivalents	17	3.24%	58,002	58,002	—	—	—
Deferred Consideration	14/16	3.1%	21,942	10,804	—	11,138
Finance lease liabilities—fixed	20	5.08%	(273)	—	—	(273)	—

Total			79,671	68,806	—	10,865	—

The effective interest rate on all loans and borrowings is the same as the actual interest rates.

Interest rate risk

Year-end borrowings consist entirely of fixed rate debt of US$108,000 (2010: US$273,000) at interest rates ranging from 5.02% to 5.29% (2010: 5.02% to 5.29%). Year-end cash and cash equivalents amounted to US$71,085,000 (2010: US$58,002,000) which attracted an average rate of interest of 3.0% (2010: 3.24%).

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$711,000 (2010: US$580,000) and would not affect the interest expense (2010: nil impact also) resulting in an increase in interest income of US$711,000 (2010: increase in interest income of US$580,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Interest rate profile of financial assets / liabilities

The interest rate profile of financial assets/liabilities of the Group were as follows:

	December 31, 2011 US$ ‘000	December 31, 2010 US$ ‘000
Fixed rate instruments
Fixed rate financial liabilities	(108)	(273)
Financial assets (deferred consideration)	11,138	21,942

Variable rate instruments
Financial assets (cash and short-term deposits)	71,085	58,002

	82,115	79,671

Fixed rate financial liabilities are entirely comprised of finance lease obligations. The weighted average interest rate and weighted average period for which the rate is fixed is as follows:

	December 31, 2011	December 31, 2010
Fixed rate financial liabilities
Weighted average interest rate	5.06%	5.08%
Weighted average period for which rate is fixed	0.61 years	1.59 years

Financial assets comprise cash and cash equivalents and deferred consideration as at December 31, 2011 and December 31, 2010 (see Note 16 & 17).

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial liabilities at fair value through profit and loss. Therefore a change in interest rates at December 31, 2011 would not affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates at the reporting date would have no effect on profit or loss for the period. This assumes that all other variables, in particular foreign currency rates, remain constant.

Fair Values

The table below sets out the Group’s classification of each class of financial assets/liabilities and their fair values:

	Note	Loans and receivables	Assets/ (Liabilities) at amortised cost	Total carrying amount	Fair Value
December 31, 2011

Trade receivables	16	10,700	—	10,700	10,700
Cash and cash equivalents	17	71,085	—	71,085	71,085
Finance lease receivable	14, 16	681	—	681	681
Net Deferred Consideration Receivable	14,16	11,138	—	11,138	11,138
Grant income receivable		—	—	—	—
Finance lease liabilities	20	—	(108)	(108)	(108)
Trade and other payables (excluding deferred revenue)		—	(11,319)	(11,319)	(11,319)
Other payables	23	—	(10)	(10)	(10)
Provisions	22	—	(50)	(50)	(50)

		93,604	(11,487)	82,117	82,117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

	Note	Loans and receivables	Assets/(Liabilities) at amortised cost	Total carrying amount	Fair Value
December 31, 2010

Trade receivables	16	11,762	—	11,762	11,762
Cash and cash equivalents	17	58,002	—	58,002	58,002
Finance lease receivable	14, 16	641	—	641	641
Net Deferred Consideration Receivable	14, 16	21,942	—	21,942	21,942
Grant income receivable		167	—	167	167
Finance lease liabilities	20	—	(273)	(273)	(273)
Trade and other payables (excluding deferred revenue)		—	(11,318)	(11,318)	(11,318)
Other payables	23	—	(30)	(30)	(30)
Provisions	22	—	(50)	(50)	(50)

		92,514	(11,671)	80,843	80,843

Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, where applicable, based on observable market rates plus a premium which reflects the risk profile of the Group at the reporting date, were as follows:

	December 31, 2011	December 31, 2010
Deferred Consideration	3.10%	3.10%
Leases	5.02% - 5.29%	5.02% - 5.29%

There was no significant difference between the fair value and carrying value of the Group’s trade receivables and trade and other payables at December 31, 2011 and December, 31 2010 as all fell due within 6 months.

Liquidity risk

The Group’s operations are cash generating. Short-term flexibility is achieved through the management of the group’s short-term deposits.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As at December 31, 2011 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000
Financial liabilities
Finance lease liabilities—fixed	108	110	79	31	—	—
Trade & other payables	11,589	11,589	11,589	—	—	—

	11,697	11,699	11,668	31	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

As at December 31, 2010 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000
Financial liabilities
Finance lease liabilities—fixed	273	285	86	86	113	—
Trade & other payables	11,447	11,447	11,447	—	—	—

	11,720	11,732	11,533	86	113	—

Foreign exchange risk

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, where considered necessary, the Group pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered Euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro forecasted transactions. Forward contracts normally have maturities of less than one year after the balance sheet date. The forward contracts in place at December 31, 2011 have a maturity of less than one year after the balance sheet date.

The Group had foreign currency denominated cash balances equivalent to US$413,000 at December 31, 2011 (2010: US$215,000).

The Group states its forward exchange contracts at fair value in the balance sheet. The Group classifies its forward exchange contracts as hedging forecasted transactions and thus accounts for them as cash flow hedges. During 2011 and 2010, changes in the fair value of these contracts were recognized in equity and then in the case of contracts which were exercised during 2011 and 2010, the cumulative gain or losses were transferred to the statement of operations.

At December 31, 2011 the fair value of the forward exchange contract in place amounted to a liability of US$7,000 (2010: US$NIL).

The following are the contractual maturities of the forward contracts used for hedging in place at December 31, 2011, which crystallise in 2012:

As at December 31, 2011 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000
Forward contract used for hedging:
Outflow	(7)	(1,560)	(780)	(780)
Inflow	—	1,548	775	773

	(7)	(12)	(5)	(7)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Sensitivity analysis

A 10% strengthening of the US Dollar against the following currencies at December 31, 2011 would have increased/ (decreased) profit or loss and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss US$’000	Other equity movements US$’000
December 31, 2011
Euro	1,101	(140)

December 31, 2010
Euro	(1,806)	—

A 10% weakening of the US Dollar against the above currencies at December 31, 2011 and December 31, 2010 would have the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk is as follows:

	Carrying Value December 31, 2011 US$’000	Carrying Value December 31, 2010 US$’000
Third party trade receivables	10,700	11,762
Finance lease income receivable	681	641
Cash & cash equivalents	71,085	58,002
Net Deferred Consideration	11,138	21,942
Grant income receivable	—	167

	93,604	92,514

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

The maximum exposure to credit risk for trade receivables and finance lease income receivable by geographic location is as follows:

	Carrying Value December 31, 2011 US$’000	Carrying Value December 31, 2010 US$’000
United States	7,105	6,175
Euro-zone countries	665	2,652
UK	316	701
Other European countries	149	106
Other regions	3,146	2,769

	11,381	12,403

The maximum exposure to credit risk for trade receivables and finance lease income receivable by type of customer is as follows:

	Carrying Value December 31, 2011 US$’000	Carrying Value December 31, 2010 US$’000
End-user customers	6,947	6,366
Distributors	4,129	5,497
Non-governmental organisations	305	540

	11,381	12,403

Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

Impairment Losses

The ageing of trade receivables at December 31, 2011 is as follows:

	Gross	Impairment	Gross	Impairment
In thousands of US$	2011	2011	2010	2010
Not past due	7,901	9	6,099	35
Past due 0-30 days	2,392	11	3,459	19
Past due 31-120 days	380	12	2,039	25
Greater than 120 days	1,534	1,475	1,608	1,364

	12,207	1,507	13,205	1,443

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

In thousands of US$	2011	2010	2009
Balance at January 1	1,443	855	619
Charged to costs and expenses	64	717	302
Charged to other accounts	499	—	—
Amounts recovered during the year	(86)	(13)	(22)
Amounts written off during the year	(413)	(116)	(44)

Balance at December 31	1,507	1,443	855

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

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

Although at December 31, 2011 the Group has no debt, it maintains a relationship with a number of lending banks and Trinity Biotech is listed on the NASDAQ which allows the Group to raise funds through equity financing where necessary.

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

Capital management in the Group has been assisted by the sale of the Coagulation product line to Diagnostica Stago in 2010. The sale allowed the Group to eliminate bank debt and increases cash reserves. These cash reserves are monitored closely and cash deposits are aligned to mature with the capital requirements of the Group.

28.	DIVIDENDS PAID

In 2011 the Company announced that it intended to commence a dividend policy, to be paid once a year. Following shareholder approval at the 2011 AGM, the Board approved the payment of a final dividend of 10 cent per ADS in respect of the 2010 financial year.

	2011	2010
	$’000	$’000
Declared and paid during the year:

Dividends on ordinary shares:
Final dividend for 2010: US$0.025 per ‘A’ share (US$0.10 per ADS) (2010: NIL).	2,145	—

The dividend payable in respect of the 2011 financial year will be proposed by the Directors prior to the next AGM, to be held in May 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

29.	POST BALANCE SHEET EVENTS

Acquisition of Fiomi Diagnostics AB

In Quarter 1 of 2012, the Group purchased 100% of the common stock of Fiomi Diagnostics AB for a total consideration of US$13.1 million (including US$3.4m of contingent payments). Fiomi, which is based in Uppsala, Sweden, is at an advanced stage in developing a panel of Point-of-Care cardiac marker assays.

This acquisition has not been reflected in the financial statements for the year ended December 31, 2011 as it was completed subsequent to the financial year end. The fair values of the acquired assets and liabilities have not been established yet.

The key terms of the acquisition are as follows:

•	An up-front cash payment of US$5.6m;

•	The transfer of 408,000 Trinity Biotech ADS’s as at the acquisition date (fair value of US$4.1m); and

•	Contingent cash consideration of US$3.4m.

As the initial accounting and fair value assessment for the business combination is incomplete at the time that these financial statements were authorised for issue, the following disclosures cannot be made but will be reported if relevant in the financial statements for the period ended December 31, 2012:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

30.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

Note 13 to the consolidated financial statements outlines the basis for the deferred tax assets and liabilities and includes details of the unrecognized deferred tax assets at year end. The Group derecognized deferred tax assets arising on unused tax losses except to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilized before they expire. The derecognition of these deferred tax assets was considered appropriate in light of the increased tax losses caused by the restructuring and uncertainty over the timing of the utilization of the tax losses. Except for the derecognition of deferred tax assets there were no material changes in estimates used to calculate the income tax expense provision during 2011, 2010 or 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

31.	GROUP UNDERTAKINGS

The consolidated financial statements include the financial statements of Trinity Biotech plc and the following principal subsidiary undertakings:

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Trinity Biotech plc IDA Business Park, Bray, Co. Wicklow, Ireland	Investment and holding company	Ireland	Holding company

Trinity Biotech Manufacturing Limited IDA Business Park, Bray, Co. Wicklow, Ireland	Manufacture and sale of diagnostic test kits	Ireland	100%

Trinity Research Limited IDA Business Park, Bray, Co. Wicklow, Ireland	Research and development	Ireland	100%

Benen Trading Limited IDA Business Park, Bray, Co. Wicklow, Ireland	Trading	Ireland	100%

Trinity Biotech Manufacturing Services Limited IDA Business Park, Bray, Co. Wicklow, Ireland	Engineering services	Ireland	100%

Trinity Biotech Luxembourg Sarl 49, route d’Arlon, L-1140 Luxembourg	Investment and provision of financial services	Luxembourg	100%

Trinity Biotech Inc Girts Road, Jamestown, NY 14702, USA	Holding Company	U.S.A.	100%

Clark Laboratories Inc Trading as Trinity Biotech (USA) Girts Road, Jamestown NY14702, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Mardx Diagnostics Inc 5919 Farnsworth Court Carlsbad CA 92008, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Fitzgerald Industries International, Inc 2711 Centerville Road, Suite 400 Wilmington, New Castle Delaware, 19808, USA	Management services company	U.S.A.	100%

Biopool US Inc (trading as Trinity Biotech Distribution) Girts Road, Jamestown NY14702, USA	Sale of diagnostic test kits	U.S.A.	100%

Primus Corporation 4231 E 75th Terrace Kansas City, MO 64132, USA	Manufacture and sale of diagnostic test kits and instrumentation	U.S.A.	100%

Phoenix Bio-tech Corp. 1166 South Service Road West Oakville, ON L6L 5T7, Canada.	Manufacture and sale of diagnostic test kits	Canada	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

32.	AUTHORISATION FOR ISSUE

These Group consolidated financial statements were authorised for issue by the Board of Directors on April 6, 2012.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

TRINITY BIOTECH PLC

By:	/s/ RONAN O’CAOIMH
Mr Ronan O’Caoimh Director/ Chief Executive Officer Date: April 6, 2012

By:	/s/ KEVIN TANSLEY
Mr Kevin Tansley
Company secretary/ Chief Financial Officer

Date: April 6, 2012

Item 19

Exhibits

Exhibit No.	Description of Exhibit

4(a)	Fiomi Diagnostics AB Share Purchase Agreement

10(c)	Purchase and Sale Agreement of the Diagnostic Coagulation Business (incorporated by reference to Exhibit 10c of Trinity Biotech Plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010).

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm (GT)