Form 20-F
period 2012-12-31
TRINITY BIOTECH PLC
filed 2013-04-05
CIK 888721

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

88,994,069 Class ‘A’ Ordinary Shares

(as of December 31, 2012)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                            Accelerated filer  ☒                            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:  Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐  No ☐

This Annual Report on Form 20-F is incorporated by reference into our Registration Statements on Form S-8 File No. 33-76384, 333-220, 333-5532, 333-7762, 333-124384 and 333-166590.

General

As used herein, references to “we”, “us”, “Trinity Biotech” or the “Group” in this form 20-F shall mean Trinity Biotech plc and its world-wide subsidiaries, collectively. References to the “Company” in this annual report shall mean Trinity Biotech plc.

Our financial statements are presented in US Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The IFRS applied are those effective for accounting periods beginning on or after 1 January 2012. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. All references in this annual report to “Dollars” and “$” are to US Dollars, and all references to “Euro” or “€” are to European Union Euro. Except as otherwise stated herein, all monetary amounts in this annual report have been presented in US Dollars. For presentation purposes all financial information, including comparative figures from prior periods, have been stated in round thousands.

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

The following selected consolidated financial data of Trinity Biotech as at December 31, 2012 and 2011 and for each of the years ended December 31, 2012, 2011 and 2010 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto set forth in Item 18 of this annual report. The selected consolidated financial data as at December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and December 31, 2008 are derived from the audited consolidated financial statements not appearing in this Annual Report. This data should be read in conjunction with the financial statements, related notes and other financial information included elsewhere herein.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

	Year ended December, 31
	2012 Total US$‘000	2011 Total US$‘000	2010 Total US$‘000	2009 Total US$‘000	2008 Total US$‘000

Revenues	82,510	77,948	89,635	125,907	140,139
Cost of sales	(40,257)	(37,820)	(45,690)	(68,891)	(77,645)

Gross profit	42,253	40,128	43,945	57,016	62,494
Other operating income	468	910	1,616	437	1,173
Research and development expenses	(3,130)	(3,206)	(4,603)	(7,341)	(7,544)

Total research and development expenses	(3,130)	(3,206)	(4,603)	(7,341)	(7,544)
Selling, general and administrative expenses	(22,425)	(22,048)	(26,929)	(36,013)	(47,816)
Selling, general and administrative – impairment charges and restructuring expenses	—	—	—	—	(87,882)

Total selling, general and administrative expenses	(22,425)	(22,048)	(26,929)	(36,013)	(135,698)
Net gain on divestment of business and restructuring expenses	—	—	46,474	—	—
Operating profit/(loss)	17,166	15,784	60,503	14,099	(79,575)
Financial income	2,280	2,428	1,352	8	65
Financial expenses	(88)	(12)	(495)	(1,192)	(2,160)

Net financing income/(costs)	2,192	2,416	857	(1,184)	(2,095)

Profit/(loss) before tax	19,358	18,200	61,360	12,915	(81,670)
Income tax (expense)/ credit	(2,017)	(2,607)	(942)	(1,091)	3,892

Profit/(loss) for the year (all attributable to owners of the parent)	17,341	15,593	60,418	11,824	(77,778)

Basic earnings/(loss) per ADS (US Dollars)	0.81	0.73	2.85	0.57	(3.82)
Diluted earnings/(loss) per ADS (US Dollars)	0.77	0.70	2.79	0.57	(3.82)
Basic earnings/(loss) per ‘A’ ordinary share (US Dollars)	0.20	0.18	0.71	0.14	(0.96)
Diluted earnings/(loss) per ‘A’ ordinary share (US Dollars)	0.19	0.18	0.70	0.14	(0.96)

Weighted average number of shares used in computing basic EPS per ‘A’ ordinary share	85,675,284	85,171,494	84,734,378	83,737,884	81,394,075
Weighted average number of shares used in computing diluted EPS per ‘A’ ordinary share	89,773,616	88,912,596	86,661,535	83,772,094	81,394,075

Consolidated Balance Sheet Data

	December 31, 2012 US$’000	December 31, 2011 US$’000	December 31, 2010 US$’000	December 31, 2009 US$’000	December 31, 2008 US$’000
Net current assets (current assets less current liabilities)	97,531	101,684	89,068	42,835	39,494
Non-current liabilities	(15,061)	(6,838)	(7,331)	(27,500)	(27,897)
Total assets	197,407	171,499	160,874	132,445	129,509
Capital stock	1,134	1,106	1,092	1,080	1,070
Shareholders’ equity	169,380	151,332	141,287	79,344	65,905

No dividends were declared in either of the periods ended December 31, 2008 or December 31, 2009. A final dividend of 15 cents per ADS was paid in 2012 in respect of the financial year 2011 (10 cents per ADS paid in 2011 in respect of the financial year 2010). The dividend payable in respect of the 2012 financial year will be proposed by the Directors prior to the next AGM, to be held in May 2013.

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

Product infringement claims by other companies could result in costly disputes and could limit our ability to sell our products.

•

Litigation over intellectual property rights is prevalent in the diagnostic industry. As the market for diagnostics continues to grow and the number of participants in the market increases, we may increasingly be subject to patent infringement claims. It is possible that a third-party may claim infringement against us. If found to infringe, we may attempt to obtain a license to such intellectual property; however, we may be unable to do so on favorable terms, or at all. Additionally, if our products are found to infringe on third-party intellectual property, we may be required to pay damages for past infringement and lose the ability to sell certain products, causing our revenues to decrease. Any substantial loss resulting from such a claim could have a material adverse affect on our profitability and the damage to our reputation in the industry could have a material adverse affect on our business.

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

Our business could be adversely affected by changing conditions in the diagnostic market.

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

•

Trinity Biotech currently distributes its product portfolio through distributors in approximately 110 countries worldwide. Our continuing economic success and financial security is dependent on our ability to secure effective channels of distribution on favourable trading terms with suitable distributors.

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

•	Trinity Biotech currently owns 5 US patents with remaining patent lives varying from two years to 10 years.

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

•

Trinity Biotech may be subject to claims for personal injuries or other damages resulting from its products or services. Trinity Biotech has global product liability insurance in place for its manufacturing subsidiaries up to a maximum of €6,500,000 (US$8,576,000) for any one accident, limited to a maximum of €6,500,000 (US$8,576,000) in any one year period of insurance. A deductible of US$25,000 is applicable to each insurance event that may arise. There can be no assurance that our product liability insurance is sufficient to protect us against liability that could have a material adverse effect on our business.

Significant interruptions in production at our principal manufacturing facilities and/or third-party manufacturing facilities would adversely affect our business and operating results.

•

Products manufactured at our facilities in Bray, Ireland, Jamestown, New York, Kansas City, Missouri and Carlsbad, California comprised approximately 83% of revenues in 2012. Our global supply of these products and services is dependent on the uninterrupted and efficient operation of these facilities. In addition, we currently rely on a small number of third-party manufacturers to produce certain of our diagnostic products and product components. The operations of our facilities or these third-party manufacturing facilities could be adversely affected by fire, power failures, natural or other disasters, such as earthquakes, floods, or terrorist threats. Although we carry insurance to protect against certain business interruptions at our facilities, there can be no assurance that such coverage will be adequate or that such coverage will continue to remain available on acceptable terms, if at all. Any significant interruption in the Group’s or third-party manufacturing capabilities could materially and adversely affect our operating results.

We are highly dependent on our senior management team and other key employees, and the loss of one or more of these employees could adversely affect our operations.

•

Trinity Biotech’s success is dependent on certain key management personnel. Our key employees at December 31, 2012 were Ronan O’Caoimh, our CEO and Chairman, Rory Nealon, our COO, Jim Walsh, our Chief Scientific Officer and Kevin Tansley, our CFO/Company Secretary. If such key employees were to leave and we were unable to obtain adequate replacements, our operating results could be adversely affected.

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

•

Third-party payers for medical products and services, including state and federal governments, are increasingly concerned about escalating health care costs and can indirectly affect the pricing or the relative attractiveness of our products by regulating the maximum amount of reimbursement they will provide for diagnostic testing services. Following years of increasing pressure, during 2010 the U.S. government enacted comprehensive healthcare reform. At present, given the infancy of the enacted reform, we are unable to predict what effect the legislation might ultimately have on reimbursement rates for our products. If reimbursement amounts for diagnostic testing services are decreased in the future, such decreases may reduce the amount that will be reimbursed to hospitals or physicians for such services and consequently could place constraints on the levels of overall pricing, which could have a material effect on our sales and/or results of operations. In addition, this legislation established a 2.3% excise tax on the sales of medical devices beginning in calendar year 2013. At the present time it is believed that little, if any, of this cost can be passed on to customers.

•	Other elements of this and other future legislation could meaningfully change the way healthcare is developed and delivered, and may materially impact numerous aspects of our business.

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

•

A substantial portion of our operations are in Ireland and Europe is one of our main sales territories. As a result, changes in the exchange rate between the U.S. Dollar and the Euro can have significant effects on our results of operations. Since the acquisition of Fiomi Diagnostics AB in February 2012, the Group also has a currency exposure to the Swedish Krona.

The conversion of our outstanding employee share options and warrants would dilute the ownership interest of existing shareholders.

•

The total share options and warrants exercisable at December 2012, as described in Item 18, Note 19 to the consolidated financial statements, are convertible into American Depository Shares (ADSs), 1 ADS representing 4 Class “A” Ordinary Shares. The exercise of the share options exercisable and of the warrants will likely occur only when the conversion price is below the trading price of our ADSs and will dilute the ownership interests of existing shareholders. For instance, should the options and warrant holders of the 4,389,052 ‘A’ Ordinary shares (1,097,263 ADSs) exercisable at December 31, 2012 be exercised, Trinity Biotech would have to issue 4,389,052 additional ‘A’ ordinary shares (1,097,263 ADSs). On the basis of 88,994,069 ‘A’ ordinary shares outstanding at December 31, 2012, this would effectively dilute the ownership interest of the existing shareholders by approximately 5%.

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

History and Development of the Company

Trinity Biotech (“the Group”) develops, acquires, manufactures and markets medical diagnostic products for the clinical laboratory and Point-of-Care (“POC”) segments of the diagnostic market. These products are used to detect autoimmune, infectious and sexually transmitted diseases, diabetes and disorders of the liver and intestine. The Group is also a significant provider of raw materials to the life sciences industry. The Group sells worldwide in over 110 countries through its own sales force and a network of international distributors and strategic partners.

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

The Group, which has its headquarters in Bray, Ireland, employs approximately 394 people worldwide and markets its portfolio of over 278 products to customers in 110 countries around the world. Trinity Biotech markets its products in the US through a direct sales force and in the rest of the world through a combination of direct selling and a network of distributors. Trinity Biotech has manufacturing facilities in Bray, Ireland, in Jamestown, New York, Carlsbad, California and Kansas City, Missouri in the USA.

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

The following represents the acquisitions made by Trinity Biotech in recent years:

Acquisition of Fiomi Diagnostics AB

In February 2012, the Group acquired 100% of the common stock of Fiomi Diagnostics AB (‘Fiomi’) for US$12.9m.

Fiomi, which is based in Uppsala, Sweden, is at an advanced stage in developing a range of point-of-care cardiac assays based on micro-pillar technology. This technology is capable of providing extremely sensitive, highly reproducible, quantitative, multiplexed results making it significantly more accurate than the current established point-of-care tests in the market. For more information please refer to Item 18, Note 24.

Acquisition of Phoenix Bio-tech Corp.

In January 2011, the Group acquired 100% of the common stock of Phoenix Bio-tech Corporation for US$2.5 million of cash consideration and expected contingent consideration of US$172,000. Phoenix Bio-tech manufactures and sells products for the detection of syphilis.

Phoenix Bio-tech was founded in 1992 and is based in Toronto, Canada. It sells its products under the TrepSure and TrepChek labels. Prior to the acquisition, Trinity Biotech distributed Phoenix Bio-tech’s syphilis products on a non-exclusive basis in the USA. For more information please refer to Item 18, Note 24.

Principal Markets

The primary market for Trinity Biotech’s tests remains the Americas. During fiscal year 2012, the Group sold 60% (US$49.6 million) (2011: 66% or US$51.4 million) (2010: 60% or US$54.0 million) of product in the Americas. Sales to non-Americas (principally European and Asian/ African) countries represented 40% (US$32.9 million) for fiscal year 2012 (2011: 34% or US$26.5 million) (2010: 40% or US$35.6 million).

For a more comprehensive segmental analysis please refer to Item 5, “Results of Operations” and Item 18, Note 2 to the consolidated financial statements.

Principal Products

Trinity Biotech develops, acquires, manufactures and markets a wide range of clinical in-vitro diagnostic products. This product portfolio, firstly split by point of use, is then subdivided on the basis of application.

Product portfolio sub-division with associated established brand names:

Point-Of-Care	Clinical Laboratory
	Infectious Disease	HbA1c + Hb Variant	Clinical Chemistry
UniGold™	Bartels®	Premier™	EZ™
Recombigen®	Captia™	Ultra2TM
MarDx®
MarBlot®
MicroTrak™

Trinity Biotech also sells raw materials to the life sciences industry and research institutes globally through the Company subsidiary, Fitzgerald Industries.

Trinity Biotech products are sold through our direct sales organizations in the USA and through our network of principal distributors and Non-governmental bodies into approximately 110 countries globally.

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

The Future of Point-Of-Care at Trinity Biotech

Point-Of-Care is strategically key to the growth of Trinity Biotech in the future. The company has already invested in establishing 3 product development teams in the USA and Ireland to provide a product pipeline for future growth. In phase one, the areas of development focus include rapid tests for:

•	Sexually transmitted diseases: Building on the existing success with HIV, the products will include rapid tests for Syphilis, Herpes simplex (HSV) 2 and HIV combination assay (1 & 2 + Antigen);

•	Enteric pathogens: Separate products for Clostridium toxin A&B, Giardia and Cryptosporidium; and

•	Respiratory pathogens: Flu A&B, Streptococcus pneumoniae.

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

Infectious Diseases

Trinity Biotech manufactures products for niche/specialized applications in Infectious Disease and Autoimmune disorders. The products are used with patient samples and the results generated help physicians to guide diagnosis for a broad range of infectious diseases. The key niche/specialist disease areas served by the Trinity Biotech products include: (1) Lyme disease, (2) Sexually transmitted diseases: Syphilis, Chlamydia and Herpes simplex virus (3) Respiratory infections: Legionella, Flu A&B, (4) Epstein Barr Virus, (5) other viral pathogens, e.g. Measles, Mumps, Rubella and Varicella and (6) Autoimmune disorders (e.g. lupus, celiac and rheumatoid arthritis).

The vast majority of the infectious diseases product line is FDA cleared for sale in the USA and CE marked in Europe. Products are sold in over 110 countries, with the focus on North America, Europe and Asia.

HbA1c and Hb Variants

Primus Corporation, a Trinity Biotech company, focuses on products for the in-vitro diagnostic testing for haemoglobin A1c (HbA1c) used in the monitoring and diagnosis of diabetes and Hb Variants for the detection of Hemoglobinapothies. Primus manufactures a range of instrumentation using patented HPLC (high performance liquid chromatography) technology.

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

The Premier Hb9210 was launched in Europe in the second half of 2011. Distribution is through our European partner Menarini Diagnostics; currently the European market leader in Haemoglobin testing. FDA approval was obtained in quarter 4 of 2011. In the USA, the Premier Hb9210 is being sold by our direct sales organization and our distribution partner Thermo Fisher. The Premier’s unique features, cost structure and core technology enables it to compete in most economies and settings.

The current Primus products are sold through the Trinity Biotech sales and marketing organization to clinical and reference laboratories directly in the USA and via distributors in other countries.

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

Sales and Marketing

Trinity Biotech sells its product through its own direct sales-force in the United States. Our sales team in the United States is responsible for marketing and selling the Trinity Biotech range of clinical chemistry, point of care, infectious disease, Haemoglobins and clinical chemistry products.

Through its sales and marketing organisation in Ireland, Trinity Biotech sells:

•	Its Clinical Chemistry product range directly to hospitals and laboratories in Germany and France;

•	All products directly to hospitals and laboratories in the UK; and

•	All product lines through independent distributors and strategic partners in a further 110 countries.

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

Each of the key licensing arrangements terminates on the expiry of the last of the particular licensed patents covered by the respective agreement, except in the case of one of the agreements which expires in 2015. Each licensor has the right to terminate the arrangement in the event of non-performance by Trinity Biotech. The key licensing arrangements requires the Group to pay a royalty to the license holder which is based on sales of the products which utilize the relevant technology being licensed. The royalty rates vary from 2% to 10% of sales. The total amount paid by Trinity Biotech under key licensing arrangements in 2012 was US$1,145,000 (2011: US$800,000).

Government Regulation

The preclinical and clinical testing, manufacture, labeling, distribution, and promotion of Trinity Biotech’s products are subject to extensive and rigorous government regulation in the United States and in other countries in which Trinity Biotech’s products are sought to be marketed. The process of obtaining regulatory clearance varies, depending on the product categorisation and the country, from merely notifying the authorities of intent to sell, to lengthy formal approval procedures which often require detailed laboratory and clinical testing and other costly and time-consuming processes. The main regulatory bodies which require extensive clinical testing are the Food and Drug Administration (“FDA”) in the US, the Irish Medicines Board (as the authority over Trinity Biotech in Europe) and Health Canada.

The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors. As 60% of Trinity Biotech’s 2012 revenues were generated in the Americas (with a large concentration of this in the USA) and as the USA represents a substantial proportion of the worldwide diagnostics market, an overview of FDA regulation has been included below.

FDA Regulation

Our products are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug, and Cosmetic Act. The FDA’s regulations govern, among other things, the following activities: product development, testing, labeling, storage, pre-market clearance or approval, advertising and promotion and sales and distribution.

Access to US Market. Each medical device that Trinity Biotech may wish to commercially distribute in the US will require either pre-market notification (more commonly known as 510(k)) clearance or pre-market approval (“PMA”) application prior to commercial distribution. Devices intended for use in blood bank environments fall under even more stringent review and require a Blood Licence Application (“BLA”). Some low risk devices are exempted from these requirements. The FDA has introduced fees for the review of 510(k) and PMA applications. The fee for a PMA or BLA in 2012 is in the region of US$62,000.

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

Clinical Studies. A clinical study is required to support a PMA application and is required for a 510(k) pre-market notification. Such studies generally require submission of an application for a Pre-Submission (Pre-Sub) Program showing that it is safe to test the device in humans and that the testing protocol is scientifically sound.

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

Organisational Structure

Trinity Biotech plc and its subsidiaries (“the Group”) is a manufacturer of diagnostic test kits and instrumentation for sale and distribution worldwide. Trinity Biotech’s executive offices are located at Bray, Ireland while its research and development, manufacturing and marketing activities are principally conducted at Trinity Biotech Manufacturing Limited, based in Bray, Ireland and at Trinity Biotech (USA), MarDx Diagnostics Inc, Primus Corporation, Biopool US Inc. and Fiomi Diagnostics AB based in Jamestown, New York, Carlsbad, California, Kansas City, Missouri, Jamestown, New York, USA and Uppsala, Sweden respectively. The Group’s distributor of raw materials for the life sciences industry, Fitzgerald Industries, is based in Bray, Ireland and Acton, Massachusetts, USA.

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

Trinity Biotech has entered into a number of related party transactions with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of the Company, and directly with Mr O’Caoimh and Dr Walsh, to provide current and potential future needs for the Group’s manufacturing and research and development facilities, located in Bray, Ireland. In November 2004, Trinity Biotech entered into an agreement for a 25 year lease with JRJ, for 16,700 square feet of offices at an annual rent of €381,000 (US$503,000), payable from 2004. In December 2007, the Group entered into an agreement with Mr O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a total annual rent of €787,000 (US$1,038,000). See Item 7 – Major Shareholders and Related Party Transactions.

Trinity Biotech USA operates from a 25,610 square foot FDA and ISO 9001 approved facility in Jamestown, New York. The facility was purchased by Trinity Biotech USA in 1994. Additional warehousing space is also leased in Jamestown, New York at an annual rental charge of US$144,000.

MarDx operates from two facilities in Carlsbad, California. The first facility comprises 21,436 square feet and is the subject of a five year lease, renewed in 2012, at an annual rental cost of US$245,000. The second adjacent facility comprises 14,500 square feet and is the subject of a three year lease, amended in 2012, at an annual rental cost of US$174,000.

Fiomi Diagnostics AB operates from a 12,500 square foot facility based in Uppsala, in Sweden. This facility is the subject of a 3 year operating lease. The annual rent on this facility is 2,000,000 SEK (US$307,000).

Additional office space is leased by the Group in Ireland, Kansas City, Missouri, Acton, Massachusetts and Sao Paulo, Brazil at an annual cost of €115,000 (US$152,000), US$100,000, US$91,000 and US$28,000 respectively.

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

Capital expenditures and divestitures

Please refer to Item 18, Note 24 with regard to the acquisition of Fiomi Diagnostics AB in 2012, the acquisition of Phoenix Bio-tech Corp. in 2011 and to Item 18, Note 3 concerning the divestiture of the Coagulation product line during 2010.

Item 5	Operating and Financial Review and Prospects

Operating Results

Trinity Biotech’s consolidated financial statements include the attributable results of Trinity Biotech plc and all its subsidiary undertakings collectively. This discussion covers the years ended December 31, 2012, December 31, 2011 and December 31, 2010, and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

Trinity Biotech has availed of the exemption under SEC rules to prepare consolidated financial statements without a reconciliation to U.S. generally accepted accounting principles (“US GAAP”) as at and for the three year period ended December 31, 2012 as Trinity Biotech is a foreign private issuer and the financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”).

Overview

Trinity Biotech develops, manufactures and markets diagnostic test kits used for the clinical laboratory and Point-of-Care (“POC”) segments of the diagnostic market. These test kits are used to detect infectious diseases, sexually transmitted diseases, blood disorders and autoimmune disorders. The Group markets over 278 different diagnostic products in approximately 110 countries. In addition, the Group manufactures its own and distributes third party infectious disease diagnostic instrumentation. The Group, through its Fitzgerald operation, is also a significant provider of raw materials to the life sciences industry.

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

The comparability of our financial results for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 have been impacted by acquisitions made by the Group in two of the five years and by the divestiture of the Coagulation product line in 2010. There were no acquisitions made in 2010, 2009 or 2008. In 2012, the Group acquired 100% of the common stock of Fiomi Diagnostics AB. Fiomi is at an advanced stage in developing a range of point-of-care cardiac assays. In 2011, the Group acquired 100% of the common stock of Phoenix Bio-tech Corporation. Phoenix Bio-tech manufactures and sells products for the detection of syphilis.

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

At December 31, 2012 the carrying value of capitalised development costs was US$33,704,000 (2011: US$16,630,000) (see Item 18, Note 12 to the consolidated financial statements). The increase in 2012 was as a result of two factors: (1) development costs of US$13,064,000 being capitalised and (2) additions to development costs through business combinations of US$4,348,000. These additions were partially offset by amortisation of US$338,000.

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

Goodwill and other intangibles are subject to impairment testing on an annual basis. The recoverable amount of each of the cash-generating units (“CGU”) is determined based on a value-in-use computation, which is the only methodology applied by the Group and which has been selected due to the impracticality of obtaining fair value less costs to sell measurements for each reporting period. For the purpose of the annual impairment tests, goodwill is allocated to the relevant CGU.

The value-in-use calculations at December 31, 2012 used cash flow projections based on the 2013 budget and projections for a further four years using projected revenue and cost growth rates of between 3% and 15%. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, net cash flows, discount rates and the duration of the discounted cash flow model. The assumptions and estimates used were derived from a combination of internal and external factors based on historical experience. The pre-tax discount rates used range from 15% to 27% (2011: 18% to 33%).

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and is particularly sensitive in the following areas. In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, the following impairment loss/write back would be recorded at December 31, 2012:

•	No impairment loss or reversal of impairment in the event of a 10% increase in the growth in revenues.

•	No impairment loss or reversal of impairment in the event of a 10% decrease in the growth in revenues.

Similarly if there was a 10% variation in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be the following impairment loss/write back would be recorded at December 31, 2012:

•	No impairment loss or reversal of impairment in the event of a 10% decrease in the discount rate

•	No impairment loss or reversal of impairment in the event of a 10% increase in the discount rate

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write off any inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2010, 2011 or 2012 which would have an impact on the carrying values of inventory during those periods, except as discussed below.

At December 31, 2012 our allowance for slow moving and obsolete inventory was US$5,348,000 which represents approximately 20.5% of gross inventory value. This compares with US$5,930,000, or approximately 23.0% of gross inventory value, at December 31, 2011 (see Item 18, Note 15 to the consolidated financial statements) and US$6,400,000, or approximately 26.7% of gross inventory value, at December 31, 2010. There has been a small decrease in the estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory between 2012 and 2011. In the case of raw materials and work in progress, the size of the provision has been based on expected future production of these products. Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$522,000 at December 31, 2012 (2011: US$515,000) (2010: US$480,000) would result.

Allowance for impairment of receivables

We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected. Given the specific manner in which the allowance is calculated, there were no material changes in estimates made during 2012 or 2011 which would have an impact on the carrying values of receivables in these periods. At December 31, 2012, the allowance was US$1,520,000 which represents approximately 1.8% of Group revenues. This compares with US$1,507,000 at December 31, 2011 which represented approximately 1.9% of Group revenues (see Item 18, Note 16 to the consolidated financial statements) and to US$1,443,000 at December 31, 2010 which represented approximately 1.6% of Group revenues. In the event that this estimate was to increase or decrease by 0.4% of Group revenues, which would represent a reasonably likely range of outcomes, then a change in the allowance of US$330,000 at December 31, 2012 (2011: US$312,000) (2010: US$359,000) would result.

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

Impact of Recently Issued Accounting Pronouncements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”). The IFRS applied are those effective for accounting periods beginning on or after 1 January 2012. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. During 2012, the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) issued additional standards, interpretations and amendments to existing standards which are effective for periods starting after the date of these financial statements. A list of these additional standards, interpretations and amendments, and the potential impact on the financial statements of the Group, is outlined in Item 18, Note 1(z).

Subsequent Events

There are no other matters or circumstances that have arisen since the end of the year that have significantly affected or may significantly affect either:

•	The entity’s operations in future financial years;

•	The results of those operations in future financial years; or

•	The entity’s state of affairs in future financial years.

Results of Operations

Year ended December 31, 2012 compared to the year ended December 31, 2011

The following compares our results in the year ended December 31, 2012 to those of the year ended December 31, 2011 under IFRS. Our analysis is divided as follows:

1.	Overview

2.	Revenues

3.	Operating Profit

4.	Profit for the year

1. Overview

In 2012, revenues increased by US$4.6 million to US$82.5 million, which represented a growth rate of 6%. Most of the revenue growth was attributable to the point-of-care products, in particular the HIV rapid test.

Geographically, 60% of our sales were generated in the Americas, 28% in Africa/Asia and 12% in Europe.

The gross margin is 51.2% for 2012, which is 0.3% lower than the gross margin for 2011. The reduction in gross margin is explained by a high level of sales of A1c instruments, following the launch of the Premier analyzer. Instruments have lower margins than the accompanying reagents and consumables.

The operating profit is US$17.2 million for the year ended December 31, 2012 which compares to US$15.8 million for the year ended December 31, 2011. The operating margin is 20.8% in 2012, compared to 20.2% in 2011. The increase in the operating margin is due to the impact of a 6% increase in revenues coupled with strong budgetary control over Sales, General & Administrative (SG&A) costs, which increased by just under 2%.

Net financial income decreased from US$2.4 million to US$2.2 million, mainly due to a reduction in deposit interest rates.

The profit after tax for the year ended December 31, 2012 was US$17.3 million which compares to a profit after tax for the year ended December 31, 2011 of US$15.6 million.

In 2012 the Group acquired Fiomi Diagnostics, a company based in Sweden which is developing a range of cardiac assays. Fiomi has not yet commenced selling its products.

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

The Group also derives a portion of its revenues from leasing infectious diseases diagnostic instruments to customers. In cases where the risks and rewards of ownership of the instrument passes to the customer, the fair value of the instrument is recognised at the time of sale matched by the related cost of sale. In the case of operating leases of instruments which typically involve commitments by the customer to pay a fee per test run on the instruments, revenue is recognised on the basis of customer usage of the instruments. In certain markets, the Group also earns revenue from servicing infectious diseases instruments located at customer premises.

Revenues by Product Line

Trinity Biotech’s revenues for the year ended December 31, 2012 were US$82,510,000 compared to revenues of US$77,948,000 for the year ended December 31, 2011, which represents an increase of US$4,562,000 or 6%. The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2012 US$’000	2011 US$’000	% Change
Revenues
Clinical Laboratory	63,356	61,386	3.2%
Point-of-Care	19,154	16,562	15.7%

Total	82,510	77,948	5.9%

Clinical Laboratory

In 2012 Clinical Laboratory revenues increased by US$1,970,000 which equates to 3.2%.

The increase of 3.2% is attributable to three main factors:

•

the full year effect of the Premier analyzer which tests for haemoglobin A1c and haemoglobin variants and was launched towards the end of 2011. In excess of 200 Premier instruments were sold in 2012 and there was a related increase in sales of the accompanying reagents;

•	growth in Infectious Diseases revenues in China; and

•	a stronger Lyme season in the USA in 2012.

These increases were partially offset by a decrease in our Clinical Chemistry range of products which test for liver and kidney disease and haemolytic anaemia.

Point-of-Care

Our principal Point-of-Care product is Unigold™, which tests for the presence of HIV antibodies. Our two main markets for Point-of-Care tests are USA and Africa. Point-of-Care revenues increased by US$2,592,000, which represents an increase of just under 16%. This increase was due to higher revenues in Africa offset by slightly lower revenues in the USA.

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2012 US$‘000	2011 US$‘000	% Change
Revenues
Americas	49,638	51,352	(3.3%)
Europe	10,214	9,423	8.4%
Asia/Africa	22,658	17,173	31.9%

Total	82,510	77,948	5.9%

In the Americas, the 3% decrease amounting to US$1,714,000 is primarily attributable to a reduction in point-of-care revenues due to less government funding for HIV testing in USA. This reduction was largely offset by strong growth in our Lyme’s disease and haemoglobin A1c products.

Revenues in Europe increased by US$791,000, or 8% compared to 2011. The increase was due to the full year effect of the Premier analyzer which was launched towards the end of 2011.

Asia/Africa revenues increased by 32%, or US$5,485,000 compared to 2011. The main reason for this is the strong growth in sales of Trinity’s Unigold rapid HIV test in Africa. Higher sales of infectious diseases tests in China and the new Premier analyzer also contributed to the growth.

For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.

3. Operating Profit

The following table sets forth the Group’s operating profit:

	Year ended December 31,
	2012 US$’000	2011 US$’000	% Change
Revenues	82,510	77,948	5.9%
Cost of sales	(40,257)	(37,820)	6.4%

Gross profit	42,253	40,128	5.3%
Other operating income	468	910	(48.6%)
Research & development	(3,130)	(3,206)	(2.4%)
SG&A expenses	(22,425)	(22,048)	1.7%

Operating profit	17,166	15,784	8.8%

Cost of sales

Total cost of sales increased by US$2,437,000 from US$37,820,000 for the year ended December 31, 2011 to US$40,257,000, for the year ended December 31, 2012, an increase of 6%. The increase in cost of sales in 2012 is broadly in line with the increase in revenues.

Gross margin

The gross margin of 51.2% in 2012 compares to a gross margin of 51.5% in 2011. The decrease in gross margin in 2011 is largely attributable to a high level of sales of A1c instruments, following the launch of the Premier analyzer. Instruments have lower margins than the accompanying reagents and consumables

Other operating income

Other operating income comprises rental income from sublet properties and income from the provision of services to Diagnostica Stago under a Transition Services Agreement (TSA). TSA income commenced in April 2010 and comprised a variety of services including accounting, information technology and logistics support and warehousing services. The majority of the TSA services were short term arrangements which ceased by the middle of 2011 and this is the main reason explaining the reduction in Other operating income in 2012.

Research and development expenses

Research and development (“R&D”) expenditure reduced from US$3,206,000 in 2011 to US$3,130,000 in 2012. The decrease of 2% was due to higher capitalisations of salary costs into development projects. For details of the Company’s various R&D projects see “Research and Products under Development” in Item 5 below.

Selling, General & Administrative expenses (SG&A)

Total SG&A expenses increased by US$377,000 from US$22,048,000 for the year ended December 31, 2011 to US$22,425,000 for the year ended December 31, 2012. The increase is primarily due an increase in the share-based payments.

The following table outlines the breakdown of SG&A expenses in 2012 compared to 2011.

	Year ended December 31,
	2012 US$’000	2011 US$’000	Increase/(Decrease) US$’000	% Change
SG&A (excl. share-based payments and amortisation)	19,268	19,386	(118)	(0.6%)
Share-based payments	1,675	1,235	440	35.6%
Amortisation	1,482	1,427	55	3.9%

Total	22,425	22,048	377	1.7%

Selling General & Administrative Expenditure (excluding share-based payments and amortisation)

SG&A expenses excluding share-based payments and amortisation decreased from US$19,386,000 for the year ended December 31, 2011 to US$19,268,000 for the year ended December 31, 2012, which represents a decrease of 1%. The decrease this year of US$118,000 is mainly due to the impact of foreign exchange rates, specifically a 7% strengthening of the US dollar versus the euro. This saving was partially offset by acquisition costs related to the purchase of Fiomi Diagnostics.

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

The Group recorded a total share-based payments charge of US$1,713,000 (2011: US$1,269,000). The increase of US$444,000 in the total share-based payments expense is due to the full year effect of share options granted to employees and directors during 2011 and the impact of new share options granted during 2012. The total charge is shown in the following expense headings in the statement of operations: US$38,000 (2011: US$34,000) was charged against cost of sales and US$1,675,000 (2011: US$1,235,000) was charged against selling, general & administrative expenses.

For further details refer to Item 18, Note 19 to the consolidated financial statements.

Amortisation

Amortisation increased from US$1,427,000 for the year ended December 31, 2011 to US$1,482,000 for the year ended December 31, 2012. The increase of US$55,000 is mainly due to the full year effect of the amortisation of amounts related to the development of the Premier instrument.

4. Profit for the year

The following table sets forth selected statement of operations data for each of the periods indicated.

	Year ended December 31,
	2012 US$‘000	2011 US$‘000	% Change
Operating profit	17,166	15,784	8.8%
Net financing income	2,192	2,416	(9.3%)
Profit before tax	19,358	18,200	6.4%
Income tax expense	(2,017)	(2,607)	(22.6%)

Profit of the year	17,341	15,593	11.2%

Net Financing income

Net financing income is US$2,192,000 for year-end December 31, 2012 compared to US$2,416,000 in 2011. Financial expenses increased from US$12,000 for year-end December 31, 2011 to US$88,000 in 2012. The increase is mainly due to the implicit interest on the deferred consideration due as part of the acquisition of Fiomi Diagnostics. Financial income decreased from US$2,428,000 for year-end December 31, 2011 to US$2,280,000 in 2012 due to the fall in deposit interest rates.

Taxation

The Group recorded a tax charge of US$2,017,000 for the year ended December 31, 2012 compared to US$2,607,000 for the year ended December 31, 2011. The 2012 tax charge comprises US$338,000 of current tax and US$1,679,000 of deferred tax. The decrease in the total tax charge in 2012 is primarily due to a greater proportion of the Group’s income being earned in lower tax jurisdictions. For further details on the Group’s tax charge please refer to Item 18, Note 9 and Note 13 to the consolidated financial statements.

Profit for the year

The profit for the year amounted to US$17,341,000, which represents an increase of US$1,748,000 when compared to US$15,593,000 in 2011, representing an increase of 11.2%.

Results of Operations

Year ended December 31, 2011 compared to the year ended December 31, 2010

The following compares our results in the year ended December 31, 2011 to those of the year ended December 31, 2010 under IFRS. Our analysis is divided as follows:

5.	Overview

6.	Revenues

7.	Operating Profit

8.	Profit for the year

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

The Group also derives a portion of its revenues from leasing infectious diseases diagnostic instruments to customers. In cases where the risks and rewards of ownership of the instrument passes to the customer, the fair value of the instrument is recognised at the time of sale matched by the related cost of sale. In the case of operating leases of instruments which typically involve commitments by the customer to pay a fee per test run on the instruments, revenue is recognised on the basis of customer usage of the instruments. In certain markets, the Group also earns revenue from servicing infectious diseases instruments located at customer premises.

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

Liquidity and Capital Resources

Financing

The Group has no bank borrowings. During 2010 the Group repaid in full the outstanding portion of its US$48,340,000 club banking facility with AIB plc and Bank of Scotland (Ireland) Limited (“the banks”) using the proceeds from the divestiture of the Coagulation product line. This facility had been secured on the assets of the Group (see Item 18, Note 25(c)).

Working capital

In the Directors’ opinion the Group will have access to sufficient funds to support its existing operations for at least the next 12 months by utilising existing cash resources and cash generated from operations.

The amount of cash generated from operations will depend on a number of factors which include the following:

•	The ability of the Group to continue to generate revenue growth from its existing product lines;

•	The ability of the Group to generate revenues from new products following the successful completion of its development projects;

•	The extent to which capital expenditure is incurred on additional property plant and equipment;

•	The level of investment required to undertake both new and existing development projects; and

•	Successful working capital management in the context of a growing business.

Cash management

As at December 31, 2012, Trinity Biotech’s consolidated cash and cash equivalents were US$74,947,000. This compares to cash and cash equivalents of US$71,085,000 at December 31, 2011.

Cash generated from operations for the year ended December 31, 2012 amounted to US$18,822,000 (2011: US$18,772,000), an increase of US$50,000. The increase in cash generated from operations of US$50,000 is attributable to an increase in operating cash flows before changes in working capital of US$2,295,000 being offset to a large degree by increases in working capital outflows of US$2,245,000. The increase in operating cash flows before changes in working capital of US$2,295,000 is primarily driven by the increase in profit during the current financial year. The working capital outflow increase, when compared to the prior year, is primarily due to the effect of the cash outflows for trade and other receivables of US$3,335,000 (mainly due to increased revenues and a slight increase in debtor days). This has been offset partially by cash inflows from inventories, when compared to the prior year, of US$1,035,000 and cash inflows from trade and other payables of US$55,000. The cash generated from operations was attributable to a profit before interest and taxation of US$17,166,000 (2011: US$15,784,000, as adjusted for non cash items of US$5,067,000 (2011: US$4,154,000) plus cash outflows due to changes in working capital of US$3,411,000 (2011: cash outflows of US$1,166,000).

The increase in other non cash charges from US$4,154,000 for the year ended December 31, 2011 to US$5,067,000 for the year ended December 31, 2012 is mainly attributable to the movement in the share based payment charge along with the slight increase in the expense in relation to provisions and other non-cash items.

The net cash outflows in 2012 due to changes in working capital of US$3,411,000 are due to the following:

•	An increase in accounts receivable of US$2,059,000 due to the increase in revenues and the increase, year on year, in the debtors days number;

•	An increase in inventory of US$1,374,000 due to the strategic build up of certain stock items during the course of the year (most notably in relation to the Premier Hb9210 Instrument); and

•	A broadly flat trade and other payables balance (increase of US$22,000).

Net interest received amounted to US$2,186,000 (2011: US$2,001,000). This consisted of interest received of US$2,189,000 (2011: US$2,013,000) on the Group’s cash deposits and interest payments of US$3,000 (2011: US$12,000) on the Group’s finance leases.

Net cash outflows from investing activities for the year ended December 31, 2012 amounted to US$9,960,000 (2011: outflows of US$130,000) which were principally made up as follows:

•	Proceeds from the divestiture of the Coagulation product line (deferred consideration payment) of US$11,250,000 (2011: US$11,250,000);

•

Payments to acquire intangible assets of US$12,631,000 (2011: US$6,799,000), which principally related to development expenditure capitalised as part of the Group’s on-going product development activities;

•	Acquisition of property, plant and equipment of US$2,665,000 (2011: US$2,436,000) incurred as part of the Group’s investment programme for its manufacturing and distribution activities; and

•	Payments made to acquire subsidiary undertakings during the year (net of cash acquired) of US$5,914,000 (2011: US$2,145,000).

Net cash outflows from financing activities for the year ended December 31, 2012 amounted to US$6,193,000 (2011: US$7,247,000). The principal reason for the decrease in outflows in 2012 is due to the fact that the Group purchased fewer Treasury shares during the year when compared to 2011. The main areas of cash outflow from financing activities for the year were the purchase of Treasury Shares for US$5,343,000 (2011: US$6,094,000) and the annual dividend payment of US$3,224,000 (2011: US$2,145,000). Other cash outflows included expenses paid in connection with share issues and debt financing of US$22,000 (2011: US$38,000) and payments in respect of finance lease liabilities of US$109,000 (2011: US$159,000). These outflows were partially offset by the receipt of US$2,505,000 from the issue of ordinary shares in 2012 (2011: US$1,189,000). Ordinary shares issued in 2012 and 2011 are as a result of share options and warrants exercised during the course of the year.

The majority of the Group’s transactions are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Trinity Biotech continuously monitors its exposure to foreign currency movements and based on expectations of future exchange rate exposure, implements a hedging policy which may include covering a portion of this exposure through the use of forward contracts. When used, these forward contracts are cashflow hedging instruments whose objective is to cover a portion of these Euro forecasted transactions.

As at December 31, 2012 there was no interest-bearing debt outstanding (2011: total interest-bearing debt, consisting entirely of finance leases, was US$108,000). Cash and cash equivalents were US$74,947,000 (2011: US$71,085,000). For a more comprehensive discussion of the Group’s use of financial instruments, its currency and interest rate structure and its funding and treasury policies please refer to Item 11 “Qualitative and Quantitative Disclosures about Market Risk”.

Contractual obligations

The following table summarises our minimum contractual obligations and commercial commitments, including interest, as of December 31, 2012:

Contractual Obligations	Payments due by Period
	Total US$’000	less than 1 year US$’000	1-3 Years US$’000	3-5 Years US$’000	more than 5 years US$’000
Operating lease obligations	30,938	2,699	4,442	3,277	20,520

Total	30,938	2,699	4,442	3,277	20,520

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

During 2012, a number of individuals acted as third party consultants and contractors; working principally on the Troponin I and Premier projects. The total amount paid to these R&D consultants and contractors in 2012 was US$1,910,000 (2011: US$558,000).

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

Principal Development Projects

The following table sets forth for each of the main development projects, the costs incurred during each period presented and the cumulative costs incurred as at 31 December 2012:

Product Name	2012	2011	Total project costs to December 31, 2012
	US$’000	US$’000	US$’000
Troponin I assay and reader	5,048	—	5,048
Premier Hb9210 Instrument for Haemoglobin A1c testing	3,854	3,652	11,887
Syphilis Rapid Point-of-Care test	750	611	1,546
C. Difficile rapid Point-of-Care test	700	171	884
Tristat Point-of-Care instrument	440	333	4,867
Cryptosporidium rapid Point-of-Care test	376	520	916
Giardia rapid Point-of-Care test	342	513	883
Strep pneumonia rapid Point-of-Care test	339	194	534
Unigold Recombigen HIV Rapid enhancement	354	247	2,109
HIV Ag-Ab rapid test	150	421	818

The costs in the foregoing table mainly comprise the cost of internal resources, such as the payroll costs for the development teams and attributable overheads. The remainder mainly comprises materials, consumables and third party consultants’ costs.

The following table sets forth the estimated cost to complete each of the main development projects which were underway in 2012. The total estimated completion costs are anticipated to be incurred evenly up to the completion date of the relevant project.

Product Name	Total costs to complete	Estimated date for completion
	US$’000
Troponin I assay and reader	9,700	2014
Premier Hb9210 Instrument for Haemoglobin A1c testing*	5,739	2014
HIV Ag-Ab rapid test	1,000	2014
H Pylori Rapid Point-of-Care test	1,000	2013
IgM Captia	1,000	2015
C. Difficile rapid Point-of-Care test	500	2013
Strep pneumonia rapid Point-of-Care test	400	2013
Tristat Point-of-Care instrument	400	2013
Syphilis Rapid Point-of-Care test	200	2013

*	The Premier instrument was launched in 2011, however, the Premier project is on-going and there will be various enhancements and upgrades including an Ion Exchange version of the instrument.

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

The following is a description of the principal projects which are currently being undertaken by the R&D groups within Trinity Biotech:

Point-of-Care (“POC”) Development Group

During 2010, the company commissioned and staffed a new POC product development unit at its Carlsbad, CA facility. This facility has been equipped with state-of-the-art POC assay development equipment and the Group has commenced development of a portfolio of Point-of-Care / lateral flow infectious disease tests. Initial tests include an enteric panel of assays for the detection of Giardia, Cryptosporidium and C. Difficile antigens in human stool samples. We are also developing tests for the detection of treponemal and non-treponemal Syphilis antibodies in human whole blood, H. pylori antigen and strep pneumoniae The company is currently in the process of obtaining CE marking for these products after which FDA approval will be sought.

A1c Development Group

Premier Hb9210 Instrument for Haemoglobin A1c Testing

This project entails the development of a new High Performance Liquid Chromotography (HPLC) instrument for testing haemoglobin A1c (HbA1c). This is a measure of a patient’s average blood sugar control over the last two to three months. The new instrument will allow access to markets not previously open to Trinity Biotech due to instrument price and test capability. Development was initiated in late 2007, and was launched in the non-US market in 2011 followed by the USA in early 2012.

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

HbA1c testing is one of the fastest growing markets in the diagnostics industry. Diabetes is the fourth leading cause of death by disease in the world and the number of diabetic patients is expected to reach 430 million in 2030. In the U.S. alone some 20.8 million Americans (7 percent of the population) have the disease with a further 54 million Americans considered to be pre-diabetic. The total laboratory HbA1c market worldwide is approximately US$300 million.

During 2012, the company focussed on the development of an ion exchange version of the Premier Hb9210 which will be capable of detecting both A1c and haemogloblin variants. This product is expected to be launched in mid-2013.

Cardiac Development Group

During 2012, the company acquired Fiomi Diagnostics AB, a Swedish based company which was founded to develop diagnostic tests for the point of care cardiac market. Fiomi is currently at an advanced stage of developing a point of care test for Troponin I, which is a recognized marker for detecting acute myocardial infarctions. The technology, which uses micro-pillar technology, is capable of providing extremely sensitive, highly reproducible, quantitative, multiplexed results which give more accurate results than the established point-of-care tests currently in the market.

The company is targeting CE marking this product in late 2013, after which it will be submitted for FDA approval in early 2014. Using the same platform, the company is also developing a test for BNP which is a marker for heart failure. CE marking for this product is expected in early 2014 with submission for FDA approval to follow later that year. The point of care cardiac market is currently estimated to be $900m and is growing rapidly. The vast majority of this market is based on Troponin I and BNP related products.

In addition to cardiac tests, the company believes that diagnostic tests in a range of other fields are capable of being developed using the same platform.

Trend Information

For information on trends in future operating expenses and capital resources, see “Results of Operations”, “Liquidity and Capital Resources” and “Impact of Inflation” under Item 5.

Item 6	Directors and Senior Management

Directors

Name	Age	Title
Ronan O’Caoimh	57	Chairman and Chief Executive Officer
Rory Nealon	45	Director, Chief Operations Officer
Jim Walsh, PhD	54	Director, Chief Scientific Officer
Denis R. Burger, PhD	69	Non Executive Director
Peter Coyne	53	Non Executive Director
Clint Severson	64	Non Executive Director
James D. Merselis	59	Non Executive Director

Executive Officer
Kevin Tansley	42	Chief Financial Officer & Company Secretary

Board of Directors & Executive Officers

Ronan O’Caoimh, Chairman and Chief Executive Officer, co-founded Trinity Biotech in June 1992 and acted as Chief Financial Officer until March 1994 when he became Chief Executive Officer. He was also elected Chairman in May 1995. In November 2007, it was decided to separate the role of Chief Executive Officer and Chairman and Mr O’Caoimh assumed the role of Executive Chairman. In October 2008, following the resignation of the Chief Executive Officer, Mr O’Caoimh resumed the role of Chief Executive Officer and Chairman. Prior to joining Trinity Biotech, Mr O’Caoimh was Managing Director of Noctech Limited, an Irish diagnostics company. Mr O’Caoimh was Finance Director of Noctech Limited from 1988 until January 1991 when he became Managing Director. Mr O’Caoimh holds a Bachelor of Commerce degree from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland. On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by an agreement with Darnick Company.

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

Denis R. Burger, PhD, Non-executive director, co-founded Trinity Biotech in June 1992 and was Chairman from June 1992 to May 1995. He is currently Chairman of AMES technology, a private medical device company, and is also non-executive director of Lorus Therapeutics, Inc, a cancer therapeutics, TSX listed company. Until March 2007, Dr Burger was the Chairman and Chief Executive Officer of AVI Biopharma Inc, a NASDAQ listed biotechnology company. He was also a co-founder and, from 1981 to 1990, Chairman of Epitope Inc. In addition, Dr Burger has held a professorship in the Department of Microbiology and Immunology and Surgery (Surgical Oncology) at the Oregon Health and Sciences University in Portland. Dr Burger received his degree in Bacteriology and Immunology from the University of California in Berkeley in 1965 and his Master of Science and PhD in 1969 in Microbiology and Immunology from the University of Arizona.

Peter Coyne, Non-executive director, joined the board of Trinity Biotech in November 2001 as a non-executive director. Mr Coyne was previously a director of AIB Corporate Finance and has extensive experience in advising public and private groups on all aspects of corporate strategy. Mr Coyne trained as a chartered accountant and was a senior manager in Arthur Andersen’s Corporate Financial Services practice. Mr Coyne holds a Bachelor of Engineering degree from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.

Clint Severson, Non-executive director, joined the board of Trinity Biotech in November 2008 as a non-executive director. Mr Severson is currently Chairman, President and CEO of Abaxis Inc., a NASDAQ traded diagnostics company based in Union City, California. From February 1989 to May 1996, Mr Severson served as President and Chief Executive Officer of MAST Immunosystems, Inc., a privately-held medical diagnostic company and to date he has accumulated over 30 years experience in the medical diagnostics industry.

James D. Merselis, Non-executive director, joined the board of Trinity Biotech in February 2009 as a non-executive director. He is currently CEO of Biosensia Ltd; a point-of-care diagnostics company located in Dublin, Ireland, and has been a consultant to a range of healthcare companies. Mr Merselis has more than thirty-six years experience in healthcare, with the first twenty-two years at Boehringer Mannheim Diagnostics (now Roche Diagnostics). At Boehringer Mannheim he held a series of increasingly responsible executive positions, including Managing Director of Boehringer Mannheim UK. Mr Merselis has since led a number of healthcare diagnostic start-ups. From 2002 to 2007, he served as President and CEO of HemoSense, Inc., a point-of-care diagnostics company providing patients and physicians with rapid test results to help manage the risk of stroke with the use of Warfarin or Coumadin. During this time he successfully took the company public (NASDAQ:HEM) followed two years later by its acquisition by Alere (NYSE: ALR). His leadership at other start-ups included: Nexus Dx (now Samsung), Alverix, Inc. and Micronics, Inc. (now SONY).

Kevin Tansley, Chief Financial Officer, joined Trinity Biotech in June 2003 and was appointed Chief Financial Officer and Secretary to the Board of Directors in November 2007. Prior to joining Trinity Biotech in 2003, Mr Tansley held a number of financial positions in the Irish electricity utility ESB. Mr Tansley holds a Masters of Accounting from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.

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

Total directors and non-executive directors’ remuneration, excluding pension, for the year ended December 31, 2012 amounted to US$1,812,000. The pension charge for the year amounted to US$270,000. See Item 18, Note 6 to the consolidated financial statements. The split of directors’ remuneration set out by director is detailed in the table below:

Executive Director	Salary/ Benefits US$’000	Performance related bonus US$’000	Defined contribution pension US$’000	Total 2012 US$’000	Total 2011 US$’000
Ronan O’Caoimh [1]	650	166	—	816	881
Rory Nealon	296	100	110	506	576
Jim Walsh	185	115	160	460	448

	1,131	381	270	1,782	1,905

Non-executive director	Fees US$’000	Total 2012 US$’000	Total 2011 US$’000
Denis R. Burger	80	80	85
Peter Coyne	80	80	85
James Merselis	70	70	68
Clint Severson	70	70	68

	300	300	306

Chief Financial Officer & Company Secretary	Salary/ Benefits US$’000	Performance related bonus US$’000	Defined contribution pension US$’000	Total 2012 US$’000	Total 2011 US$’000
Kevin Tansley	342	100	34	476	444

As at December 31, 2012 there was no accrual by the Company to provide pension, retirement or similar benefits for the directors (2011: NIL).

The total share-based compensation expense recognised in the consolidated statement of operations in 2012 in respect of options granted to both executive and non-executive directors and the Company Secretary amounted to US$1,865,000. See Item 18, Note 6 to the consolidated financial statements.

2,540,000 ‘A’ share options (equivalent to 635,000 ADS options) were granted to the directors and the Company Secretary during 2012, the terms of which are set out below. Neither the directors nor the Company Secretary were granted options during 2011.

[1]	Includes payments made to Darnick Company

Share Options Granted in 2012:

Director/Executive Officer	Number of Options Granted	Exercise Price of Options Granted	Date of Option Grant*
Ronan O’Caoimh	800,000 ‘A’ shares (200,000 ADS)	US$2.52 per ‘A’ share (US$10.09 per ADS)	7 March 2012

Rory Nealon	500,000 ‘A’ shares (125,000 ADS)	US$2.52 per ‘A’ share (US$10.09 per ADS)	7 March 2012

Jim Walsh	500,000 ‘A’ shares (125,000 ADS)	US$2.52 per ‘A’ share (US$10.09 per ADS)	7 March 2012

Kevin Tansley	500,000 ‘A’ shares (125,000ADS)	US$2.52 per ‘A’ share (US$10.09 per ADS)	7 March 2012

Denis Burger	60,000 ‘A’ shares (15,000 ADS)	US$2.52 per ‘A’ share (US$10.09 per ADS)	7 March 2012

Peter Coyne	60,000 ‘A’ shares (15,000 ADS)	US$2.52 per ‘A’ share (US$10.09 per ADS)	7 March 2012

Clint Severson	60,000 ‘A’ shares (15,000 ADS)	US$2.52 per ‘A’ share (US$10.09 per ADS)	7 March 2012

James Merselis	60,000 ‘A’ shares (15,000 ADS)	US$2.52 per ‘A’ share (US$10.09 per ADS)	7 March 2012

*	All options issued are subject to a 7 year life from date of grant.

In addition, see Item 7 – Major Shareholders and Related Party Transactions for further information on the compensation of Directors and Officers.

Directors’ Service Contracts

The Company has entered into service contracts with its Executive Directors and Officers. These contracts contain certain termination provisions which are summarised below.

On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by an agreement with Darnick Company, a company wholly-owned by members of Mr. O’Caoimh’s immediate family. Pursuant to the agreement, Darnick Company will provide the Company with the services of Mr O’Caoimh as Chief Executive Officer. The agreement contains certain non-competition and confidentiality provisions. The term of the agreement will continue until such time as it is terminated by either party, subject to the Company providing one year’s notice. Where termination occurs within 12 months of a change of control of the Company, two year’s notice will apply. Darnick Company may terminate the agreement on six month’s notice. Mr. O’Caoimh remains as Chairman of the Board of Directors.

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

Employees

As of December 31, 2012, Trinity Biotech had 394 employees (2011: 364) consisting of 61 research scientists and technicians, 220 manufacturing and quality assurance employees, and 113 finance, administration, sales and marketing staff (2011: 49 research scientists and technicians, 213 manufacturing and quality assurance employees, and 102 finance, administration, sales and marketing staff). Trinity Biotech’s future hiring levels will depend on the growth of revenues.

The geographic spread of the Group’s employees is as follows: 248 in our US operations, 127 in Bray, Ireland, 17 in Uppsala, Sweden and 2 in Sao Paulo, Brazil.

Stock Option Plans

The Board of Directors have adopted the Employee Share Option Plans (the “Plans”); with the most recently adopted Share Option Plan being the 2011 Plan. The purpose of these Plans is to provide Trinity Biotech’s employees, consultants, officers and directors with additional incentives to improve Trinity Biotech’s ability to attract, retain and motivate individuals upon whom Trinity Biotech’s sustained growth and financial success depends. These Plans are administered by a Compensation Committee designated by the board of directors. Options under the Plans may be awarded only to employees, officers, directors and consultants of Trinity Biotech.

The exercise price of options is determined by the Compensation Committee. The term of an option will be determined by the Compensation Committee, provided that the term may not exceed ten years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with Trinity Biotech (or one year after such termination because of death or disability) except where a longer period is approved by the board of directors. Under certain circumstances involving a change in control of Trinity Biotech, the Committee may accelerate the exercisability and termination of options. As of February 28, 2013, 6,703,752 (1,675,938 ADS equivalent) of the options outstanding were held by the directors and Company Secretary of Trinity Biotech as follows:

Director/Company Secretary	Number of Options ‘A’ Shares	Number of Options ADS Equivalent	Exercise Price (Per ‘A’ Share)		Exercise Price (Per ADS)	Expiration Date of Options
Ronan O’Caoimh	350,000 43,752 600,000 800,000	87,500 10,938 150,000 200,000	US$ US$ US$ US$	2.09 1.07 1.52 2.52	US$ 8.36 US$ 4.28 US$ 6.07 US$10.09	13 December 2013 18 March 2015 21 May 2017 7 March 2019
Rory Nealon	150,000 200,000 240,000 166,668 500,000 500,000	37,500 50,000 60,000 41,667 125,000 125,000	US$ US$ US$ US$ US$ US$	2.09 1.07 0.74 0.66 1.52 2.52	US$ 8.36 US$ 4.28 US$ 2.96 US$ 2.63 US$ 6.07 US$10.09	13 December 2013 18 March 2015 16 September 2015 8 May 2016 21 May 2017 7 March 2019
Denis Burger	25,000 60,000 60,000	6,250 15,000 15,000	US$ US$ US$	2.09 1.52 2.52	US$ 8.36 US$ 6.07 US$10.09	13 December 2013 21 May 2017 7 March 2019
Jim Walsh	25,000 60,000 400,000 500,000	6,250 15,000 100,000 125,000	US$ US$ US$ US$	2.09 1.52 1.57 2.52	US$ 8.36 US$ 6.07 US$ 6.26 US$10.09	13 December 2013 21 May 2017 4 October 2017 7 March 2019
Peter Coyne	25,000 60,000 60,000 60,000	6,250 15,000 15,000 15,000	US$ US$ US$ US$	2.09 0.66 1.52 2.52	US$ 8.36 US$ 2.63 US$ 6.07 US$10.09	13 December 2013 8 May 2016 21 May 2017 7 March 2019
Clint Severson	30,000 60,000	7,500 15,000	US$ US$	1.52 2.52	US$ 6.07 US$10.09	21 May 2017 7 March 2019
James Merselis	120,000 60,000 60,000	30,000 15,000 15,000	US$ US$ US$	0.66 1.52 2.52	US$ 2.63 US$ 6.07 US$10.09	8 May 2016 21 May 2017 7 March 2019
Kevin Tansley	30,000 75,000 150,000 150,000 83,332 500,000 500,000	7,500 18,750 37,500 37,500 20,833 125,000 125,000	US$ US$ US$ US$ US$ US$ US$	1.78 2.24 1.07 0.74 0.66 1.52 2.52	US$ 7.12 US$ 8.96 US$ 4.28 US$ 2.96 US$ 2.63 US$ 6.07 US$10.09	26 July 2013 07 March 2014 18 March 2015 16 September 2015 8 May 2016 21 May 2017 7 March 2019

As of February 28, 2013 the following options were outstanding:

	Number of ‘A’ Ordinary Shares Subject to Option	Range of Exercise Price per Ordinary Share		Range of Exercise Price per ADS
Total options outstanding	9,357,258	US$	0.66-US$3.27	US$	2.63-US$13.09

As of February 28, 2013 there were warrants to purchase 933,120 ‘A’ Ordinary Shares in the Company outstanding.

Item 7	Major Shareholders and Related Party Transactions

As of February 28, 2013 Trinity Biotech has outstanding 89,130,409 ‘A’ Ordinary shares. Such totals exclude 10,290,378 shares issuable upon the exercise of outstanding options and warrants.

The following table sets forth, as of February 28, 2013, the Trinity Biotech ‘A’ Ordinary Shares beneficially held by (i) each person believed by Trinity Biotech to beneficially hold 5% or more of such shares, (ii) each director and the Company Secretary of Trinity Biotech, and (iii) all directors and the Company Secretary as a group.

Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated. The Group is not controlled by another corporation or government.

	Number of ‘A’ Ordinary Shares Beneficially Owned		Percentage Outstanding ‘A’ Ordinary Shares	Percentage Total Voting Power
Heartland Advisors, Inc.	8,118,900		9.1%	9.1%
Fidelity Mgt. & Research Co.	6,197,364		7.0%	7.0%
Ronan O’Caoimh	4,431,252	(1)	4.9%	4.9%
Rory Nealon	1,206,668	(2)	1.3%	1.3%
Jim Walsh	1,648,612	(3)	1.8%	1.8%
Denis R. Burger	140,000	(4)	0.2%	0.2%
Peter Coyne	120,600	(5)	0.1%	0.1%
Clint Severson	198,000	(6)	0.2%	0.2%
James Merselis	153,600	(7)	0.2%	0.2%
Kevin Tansley	738,332	(8)	0.8%	0.8%
Directors & Co. Secretary as a group (8 persons)	8,637,064	(1)(2)(3)(4)(5)(6)(7)(8)	9.4%	9.4%

(1)	Includes 593,756 shares issuable upon exercise of options.
(2)	Includes 1,006,668 shares issuable upon exercise of options.
(3)	Includes 255,000 shares issuable upon exercise of options.

Note that 1,200,000 ‘A’ shares (300,000 ADS’s) of Dr Walsh’s shares are held in trust for the benefit of Dr Walsh’s immediate family.

(4)	Includes 55,000 shares issuable upon exercise of options.
(5)	Includes 115,000 shares issuable upon exercise of options.
(6)	Includes NIL shares issuable upon exercise of options.
(7)	Includes 150,000 shares issuable upon exercise of options.
(8)	Includes 738,332 shares issuable upon exercise of options.

Related Party Transactions

The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech, and directly with Mr O’Caoimh and Dr Walsh, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland.

In November 2002, the Group entered into an agreement for a 25 year lease with JRJ for offices that have been constructed adjacent to its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$503,000) is payable from January 1, 2004. There was a rent review performed on this premises in 2009 and further to this review, there was no change to the annual rental charge.

In December 2007, the Group entered into an agreement with Mr. O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a total annual rent of €787,000 (US$1,038,000).

Independent valuers have advised the Group that the rent in respect of each of the leases represents a fair market rent.

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe at the time that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises.

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

There were no director loans advanced during 2012 and there were no loan balances payable to or receivable from directors at January 1, 2012 and at December 31, 2012.

In June 2009, the Board approved the payment of a dividend of US$2,830,000 by Trinity Research Limited to Rayville Limited on the ‘B’ shares held by it. This amount was then lent back by Rayville to Trinity Research Limited. As the dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2011 & 2012 consolidated financial statements.

The amount of payments to Rayville included in compensation expense was US$2,149,000, US$1,422,000 and US$231,000 for 2010, 2011 and 2012 respectively, of which US$1,431,000, US$1,395,000 and US$206,000 respectively related to the key management personnel of the Group. There were no dividends payable to Rayville Limited as at December 31, 2012, 2011 or 2010. All of the US$231,000 of payments made to Rayville Limited in 2012 represented repayments of the loan to Trinity Research Limited referred to above.

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

Trinity Biotech’s American Depository Shares (“ADSs”) are listed on the NASDAQ Global Market under the symbol “TRIB”. In 2005, Trinity Biotech adjusted the ratio of American Depository Shares (“ADSs”) to Ordinary Shares and changed its NASDAQ Listing from the NASDAQ Small Capital listing to a NASDAQ National Market Listing. The ratio of ADSs to underlying Ordinary Shares has changed from 1 ADS : 1 Ordinary Share to 1 ADS : 4 Ordinary Shares and all historical data has been restated as a result.

The Group’s ‘A’ Ordinary Shares were also listed and traded on the Irish Stock Exchange until November 2007, whereby the Company de-listed from the Irish Stock Exchange. The Group’s depository bank for ADSs is The Bank of New York Mellon. On February 28, 2013, the reported closing sale price of the ADSs was US$16.91 per ADS. The following tables set forth the range of quoted high and low sale prices of Trinity Biotech’s ADSs for (a) the years ended December 31, 2008, 2009, 2010, 2011 and 2012; (b) the quarters ended March 31, June 30, September 30 and December 31, 2011; March 31, June 30, September 30 and December 31, 2012; and (c) the months of March, April, May, June, July, August, September, October, November and December 2012 and January and February 2013 as reported on NASDAQ. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

ADSs

Year Ended December 31	High		Low
2008	US$	6.95	US$	1.25
2009	US$	5.70	US$	1.05
2010	US$	8.93	US$	3.76
2011	US$	11.00	US$	8.00
2012	US$	15.75	US$	8.81

ADSs

2011	High		Low
Quarter ended March 31	US$	9.90	US$	8.00
Quarter ended June 30	US$	11.00	US$	8.94
Quarter ended September 30	US$	10.94	US$	8.40
Quarter ended December 31	US$	10.50	US$	8.54

ADSs

2012	High		Low
Quarter ended March 31	US$	10.80	US$	8.81
Quarter ended June 30	US$	12.03	US$	10.50
Quarter ended September 30	US$	12.87	US$	11.58
Quarter ended December 31	US$	15.75	US$	13.01

ADSs

Month Ended	High		Low
March 31, 2012	US$	10.80	US$	9.84
April 30, 2012	US$	11.75	US$	10.50
May 31, 2012	US$	11.75	US$	10.81
June 30, 2012	US$	12.03	US$	10.89
July 31, 2012	US$	12.76	US$	11.58
August 31, 2012	US$	12.87	US$	11.80
September 30, 2012	US$	12.77	US$	12.07
October 31, 2012	US$	14.49	US$	13.01
November 30, 2012	US$	14.75	US$	13.55
December 31, 2012	US$	15.75	US$	14.00
January 31, 2013	US$	16.15	US$	14.30
February 29, 2013	US$	17.10	US$	15.90

The number of record holders of Trinity Biotech’s ADSs as at February 28, 2013 amounts to 534, inclusive of those brokerage firms and/or clearing houses holding Trinity Biotech’s securities for their clients (with each such brokerage house and/or clearing house being considered as one holder).

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

The Company may, subject to the provisions of the Companies Acts, 1963 to 2012 of Ireland, issue any share on the terms that it is, or at the option of the Company is to be liable, to be redeemed on such terms and in such manner as the Company may determine by special resolution. Before recommending a dividend, the directors may reserve out of the profits of the Company such sums as they think proper which shall be applicable for any purpose to which the profits of the Company may properly be applied and, pending such application, may be either employed in the business of the Company or be invested in such investments (other than shares of the Company or of its holding company (if any)) as the directors may from time to time think fit.

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

Calling of AGM’s and EGM’s of Shareholders

The Company must hold a general meeting as its annual general meeting each year. Not more than 15 months can elapse between annual general meetings. The annual general meetings are held at such time and place as the directors determine and all other general meetings are called extraordinary general meetings. Every general meeting shall be held in Ireland unless all of the members entitled to attend and vote at it consent in writing to it being held elsewhere or a resolution providing that it be held elsewhere was passed at the preceding annual general meeting. The directors may at any time call an extraordinary general meeting and such meetings may also be convened on such requisition, or in default may be convened by such requisitions, as is provided by the Companies Acts, 1963 to 2012 of Ireland.

In the case of an annual general meeting or a meeting at which a special resolution is proposed, 21 clear days notice of the meeting is required and in any other case it is seven clear days notice. Notice must be given in writing to all members and to the auditors and must state the details specified in the Articles of Association. A general meeting (other than one at which a special resolution is to be proposed) may be called on shorter notice subject to the agreement of the auditors and all members entitled to attend and vote at it. In certain circumstances provided in the Companies Acts, 1963 to 2012 of Ireland, extended notice is required. These include removal of a director. No business may be transacted at a general meeting unless a quorum is present. Five members present in person or by proxy (not being less than five individuals) representing not less than 40% of the ordinary shares shall be a quorum. The Company is not obliged to serve notices upon members who have addresses outside Ireland and the US but otherwise there are no limitations in the Articles of Association or under Irish law restricting the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares in the Company.

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

Material Contracts

Other than contracts entered into in the ordinary course of business, the following represents the material contracts entered into by the Group:

Acquisition of Fiomi Diagnostics AB

In February 2012, the Group purchased 100% of the common stock of Fiomi Diagnostics AB for a total consideration of US$12.9 million (including US$3.2m of contingent payments – net of interest of US$0.2m). Fiomi, which is based in Uppsala, Sweden, is at an advanced stage in developing a range of Point-of-Care cardiac assays.

The key terms of the acquisition are as follows:

•	An up-front cash payment of US$5.6m;

•	The transfer of 408,000 Trinity Biotech ADS’s as at the acquisition date (fair value of US$4.1m); and

•	Contingent cash consideration (net present value) of US$3.2m.

Please refer to Item 18, Note 24 for further information.

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

The Group received consideration of US$68.4 in 2010. A further US$11.25 million was received from Diagnostica Stago in April 2011 and the remaining US$11.25 million was received in April 2012. No conditions or earnout provisions were applied to this deferred element of the consideration, which has now been fully received.

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

Under the Irish Taxes Consolidation Act 1997, dividends paid by Trinity Biotech to non-Irish shareholders will, unless exempted, be subject to DWT. Such non-Irish shareholders will not suffer DWT on dividends if the shareholder is:

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

A self-assessment system applies to a company tax resident in a treaty jurisdiction receiving dividends, under which a non-resident company will provide a declaration and certain information to the dividend paying company or intermediary to claim the exemption.

Special DWT arrangements are available in the case of shares held by US resident holders in Irish companies through American depository banks using ADSs where such banks enter into intermediary agreements with the Irish Revenue Commissioners and are viewed as qualifying intermediaries under Irish Tax legislation. Under such agreements, American depository banks who receive dividends from Irish companies and pay the dividends on to the US resident ADS holders are allowed to receive and pass on a dividend from the Irish company on a gross basis (without any withholding) if:

•	the depository bank’s ADS register shows that the direct beneficial owner of the dividends has a US address on the register, and

•

there is an intermediary between the depository bank and the beneficial shareholder and the depository bank receives confirmation from the intermediary that the beneficial shareholder’s address in the intermediary’s records is in the US.

Where the above procedures have not been complied with and DWT is withheld from dividend payments to US Holders of ordinary shares or ADSs evidenced by ADSs, such US Holders can apply to the Irish Revenue Commissioners claiming a full refund of DWT paid by filing a declaration / claim in the form prescribed by the Irish Revenue Commissioners while certain accompanying information should also be included when making such claims.

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

Disposals of Ordinary Shares or ADSs

Irish Holders that acquire ordinary shares or ADSs will generally be considered, for Irish tax purposes, to have acquired their ordinary shares or ADSs at a base cost equal to the amount paid for the ordinary shares or ADSs. On subsequent dispositions, ordinary shares or ADSs acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a “first in first out” basis before ordinary shares or ADSs acquired at a later time. Irish Holders that dispose of their ordinary shares or ADSs will be subject to Irish capital gains tax (CGT) to the extent that the proceeds realised from such disposition exceed the indexed base cost of the ordinary shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 33% and this applies to disposals made on or after 6 December 2012. A rate of 30% applied to disposals made between 7 December 2011 and 5 December 2012 while a rate of 25% applied to disposals made between 8 April 2009 and 6 December 2011. Indexation of the base cost of the ordinary shares or ADSs will only be available up to 31 December 2002, and only in respect of ordinary shares or ADSs held for more than 12 months prior to their disposal.

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

A gift or inheritance of ordinary shares will be, or in the case of ADSs may be, within the charge to capital acquisitions tax, regardless of where the disponer or the donee/successor in relation to the gift/inheritance is domiciled, resident or ordinarily resident. Capital acquisitions tax is levied at a rate of 33% on the taxable value of the gift or inheritance above certain tax-free thresholds and this rate applies in respect of gifts and inheritances taken on or after 6 December 2012 (the rate was 30% between 7 December 2011 and 5 December 2012). The tax-free threshold is determined by the amount of the current benefit and of previous benefits, received within the group threshold since December 5, 1991, which are within the charge to capital acquisitions tax and the relationship between the former holder and the successor. Gifts and inheritances between spouses are not subject to the capital acquisitions tax. Gifts of up to €3,000 can be received each year from any given individual without triggering a charge to capital acquisitions tax. Where a charge to Irish CGT and capital acquisitions tax arises on the same event, capital acquisitions tax payable on the event can be reduced by the amount of the CGT payable. There should be no clawback of the same event credit of CGT offset against capital acquisitions tax provided the donee/successor does not dispose of the ordinary shares or ADSs within two years from the date of gift/inheritance.

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

Transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to a nominee) will generally be exempt from stamp duty if the transfer form contains an appropriate certification.

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

Dividend Policy

In 2011, the Board decided that it was an appropriate time to commence a dividend policy for the first time in the Company’s history; to be paid once a year. The Board proposed a final dividend of 15 cents per ADS in respect of the 2011 financial year and this proposal was approved by the shareholders at the 2012 Annual General Meeting of the Company and subsequently paid during the course of 2012. A dividend of 10 cents per ADS was approved and paid in 2011, in respect of the 2010 financial year.

The dividend payable in respect of the 2012 financial year will be proposed by the Directors prior to the next AGM, to be held in May 2013.

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

At December 31, 2012 the Group had no borrowings. At December 31, 2011 Group borrowings were at fixed rates of interest and consisted entirely of Euro denominated finance leases. At December 31, 2011 year-end borrowings totalled US$108,000, at interest rates ranging from 5.02% to 5.29% – see Item 18, Note 27.

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$749,000 (2011: US$711,000) and would not affect the interest expense in 2012 or 2011; resulting in an increase in interest income of US$749,000 (2011: US$711,000).

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, where considered necessary, the Group pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered Euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro forecasted transactions. These forward contracts normally have maturities of less than one year after the balance sheet date. There were no forward contracts in place as at 31 December, 2012.

The Group had foreign currency denominated cash balances equivalent to US$1,316,000 at December 31, 2012 (2011: US$413,000).

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

Trinity Biotech estimates that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Group is exposed, without making any allowance for the potential impact of such a rise on exchange rates, would be an increase in the profit before tax for 2012 by approximately 3.9%.

Exchange rate sensitivity

At year-end 2012, approximately 1.2% of the Group’s US$169,380,000 net worth (shareholders’ equity) was denominated in currencies other than the US Dollar, principally the Euro and Swedish Krona.

A strengthening or weakening of the US Dollar by 10% against all the other currencies in which the Group operates, would have the approximate effect of reducing or increasing the Group’s 2012 year-end net worth by US$207,000.

Item 12	Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15	Control and Procedures

Evaluation of Disclosure Controls and Procedures

The Group’s disclosure and control procedures are designed so that information required to be disclosed in reports filed or submitted under the Securities Exchange Act 1934 is prepared and reported on a timely basis and communicated to management, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934 as of the end of the period covered by this Form 20-F. The Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were effective as of December 31, 2012.

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

Management has assessed the effectiveness of internal control over financial reporting based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2012.

Our auditor, Grant Thornton, an independent registered public accounting firm, has issued an attestation report on the Group’s internal control over financial reporting as of December 31, 2012 (see Item 18).

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

This determination is made on the basis that Mr Coyne is a Fellow of the Institute of Chartered Accountants in Ireland and has extensive experience in advising public and private groups on all aspects of corporate strategy. Mr Coyne was formerly a director of AIB Corporate Finance, a subsidiary of AIB Group plc, and was also formerly a senior manager in Arthur Andersen’s Corporate Financial Services practice.

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

	Year ended December 31, 2012		Year ended December 31, 2011
	US$’000%		US$’000%
Audit	451	82%	561	91%
Audit-related	22	4%	6	1%
Tax	79	14%	48	8%

Total	552		615

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

16 E Purchase of Equity Securities by the Issuer and Affiliated Purchasers

On March 3, 2011 the Company announced its intention to commence a Share Buyback Program for the first time in the Company’s history. Under the authority given by the passing of Resolution 6 at the 2012 AGM, the maximum number of shares that may yet be purchased by Trinity Biotech or on the Group’s behalf at December 31, 2012 was 4,311,824 (1,077,956 ADS’s) (2011: 6,009,520 (1,502,380 ADS’s)).

2012 Share Buyback

Period	Total Number of ADS’s Purchased	Average Price Paid per ADS (US$)	Total Number of ADS’s Purchased as part of Publicly Announced Plans or Programs	Maximum Number of ADS’s that May Yet Be Purchased.
March 1-31, 2012	96,805	10.44	96,805	1,506,679
May 1-31, 2012	145,500	11.39	145,500	2,026,156
August 1-31, 2012	56,660	12.42	56,660	1,969,496
September 1-30, 2012	58,357	12.42	58,357	1,911,139
October 1-31, 2012	100,000	12.47	100,000	1,811,139
Total	457,322	11.68	457,322	1,811,139

2011 Share Buyback

Period	Total Number of ADS’s Purchased	Average Price Paid per ADS (US$)	Total Number of ADS’s Purchased as part of Publicly Announced Plans or Programs	Maximum Number of ADS’s that May Yet Be Purchased.
March 1-31, 2011	112,337	9.53	112,337	1,963,026
July 1-31, 2011	86,500	10.62	86,500	2,013,990
August 1-31, 2011	127,800	10.46	127,800	1,886,190
September 1-30, 2011	90,721	9.65	90,721	1,795,469
October 1-31, 2011	66,000	9.42	66,000	1,729,469
November 1-30, 2011	67,648	9.80	67,648	1,661,821
December 1-31, 2011	58,337	10.40	58,337	1,603,484
Total	609,343	10.00	609,343	1,603,484

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Trinity Biotech plc

We have audited the internal control over financial reporting of Trinity Biotech plc and subsidiaries (“the Company”) as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15 in this Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of December 31, 2012 and 2011 and for each of the years in the three year period ended December 31, 2012 and our report dated April 5, 2013 expressed an unqualified opinion on those consolidated financial statements.

Grant Thornton

Dublin, Ireland

April 5, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Trinity Biotech plc

We have audited the accompanying consolidated statements of financial position of Trinity Biotech plc and subsidiaries (“the Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trinity Biotech plc and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 5, 2013, expressed an unqualified opinion.

Grant Thornton

Dublin, Ireland

April 5, 2013

CONSOLIDATED STATEMENT OF OPERATIONS

		Year ended December, 31
	Notes	2012 Total US$‘000	2011 Total US$‘000	2010 Total US$‘000
Revenues	2	82,510	77,948	89,635
Cost of sales		(40,257)	(37,820)	(45,690)

Gross profit		42,253	40,128	43,945
Other operating income	5	468	910	1,616
Research and development expenses		(3,130)	(3,206)	(4,603)
Selling, general and administrative expenses		(22,425)	(22,048)	(26,929)
Net gain on divestment of business and restructuring expenses	3	—	—	46,474

Operating profit		17,166	15,784	60,503
Financial income	2, 4	2,280	2,428	1,352
Financial expenses	2, 4	(88)	(12)	(495)

Net financing income		2,192	2,416	857

Profit before tax	6	19,358	18,200	61,360
Total income tax expense	2, 9	(2,017)	(2,607)	(942)

Profit for the year (all attributable to owners of the parent)	2	17,341	15,593	60,418

Basic earnings per ADS (US Dollars)	10	0.81	0.73	2.85
Diluted earnings per ADS (US Dollars)	10	0.77	0.70	2.79

Basic earnings per ‘A’ ordinary share (US Dollars)	10	0.20	0.18	0.71
Diluted earnings per ‘A’ ordinary share (US Dollars)	10	0.19	0.18	0.70

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
	Notes	2012 US$‘000	2011 US$‘000	2010 US$‘000
Profit for the year	2	17,341	15,593	60,418
Other comprehensive income: Foreign exchange translation differences		127	—	(750)
Cash flow hedges:
Effective portion of changes in fair value		6	(6)	70
Deferred tax on income and expenses recognised directly in equity		1	(1)	6

Other comprehensive income		134	(7)	(674)

Total Comprehensive Income (all attributable to owners of the parent)		17,475	15,586	59,744

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December, 31
	Notes	2012 US$‘000	2011 US$‘000
ASSETS
Non-current assets
Property, plant and equipment	11	8,883	7,626
Goodwill and intangible assets	12	73,046	45,390
Deferred tax assets	13	4,073	2,977
Other assets	14	908	493

Total non-current assets		86,910	56,486

Current assets
Inventories	15	20,757	19,838
Trade and other receivables	16	14,457	23,973
Income tax receivable		336	117
Cash and cash equivalents	17	74,947	71,085

Total current assets		110,497	115,013

TOTAL ASSETS	2	197,407	171,499

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital		1,134	1,106
Share premium		5,138	2,736
Treasury Shares	18	(7,367)	(6,094)
Accumulated surplus		166,340	149,583
Translation reserve		(417)	(544)
Other reserves		4,552	4,545

Total equity		169,380	151,332

Current liabilities
Interest-bearing loans and borrowings	20	—	108
Income tax payable		1,092	1,582
Trade and other payables	21	11,824	11,589
Provisions	22	50	50

Total current liabilities		12,966	13,329

Non-current liabilities
Other payables	23	4,318	10
Deferred tax liabilities	13	10,743	6,828

Total non-current liabilities		15,061	6,838

TOTAL LIABILITIES	2	28,027	20,167

TOTAL EQUITY AND LIABILITIES		197,407	171,499

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital ‘A’ ordinary shares	Share capital ‘B’ ordinary shares	Share premium	Treasury Shares	Translation reserve	Warrant reserve	Hedging reserves	Accumulated surplus/(deficit)	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2010	1,068	12	160,683	—	206	4,498	(53)	(87,070)	79,344
Profit for the period	—	—	—	—	—	—	—	60,418	60,418
Other comprehensive income	—	—	—	—	(750)	—	76	—	(674)

Total comprehensive income	—	—	—	—	(750)	—	76	60,418	59,744
Share-based payments	—	—	—	—	—	—	—	1,240	1,240
Options/warrants exercised	12	—	1,011	—	—	—	—	—	1,023
Share issue expenses	—	—	(64)	—	—	—	—	—	(64)
Fair Value of Warrants issued during the year	—	—	(31)	—	—	31	—	—	—

Balance at December 31, 2010	1,080	12	161,599	—	(544)	4,529	23	(25,412)	141,287

Balance at January 1, 2011	1,080	12	161,599	—	(544)	4,529	23	(25,412)	141,287
Profit for the period	—	—	—	—	—	—	—	15,593	15,593
Other comprehensive income	—	—	—	—	—	—	(7)	—	(7)

Total comprehensive income	—	—	—	—	—	—	(7)	15,593	15,586
Share-based payments	—	—	—	—	—	—	—	1,547	1,547
Options/warrants exercised	14	—	1,175	—		—	—	—	1,189
Share issue expenses	—	—	(38)	—	—	—	—	—	(38)
Share Premium Transfer	—	—	(160,000)	—	—	—	—	160,000	—
Dividends (Note 28)	—	—	—	—	—	—	—	(2,145)	(2,145)
Treasury Shares acquired during the year	—	—	—	(6,094)	—	—	—	—	(6,094)

Balance at December 31, 2011	1,094	12	2,736	(6,094)	(544)	4,529	16	149,583	151,332

Balance at January 1, 2012	1,094	12	2,736	(6,094)	(544)	4,529	16	149,583	151,332
Profit for the period	—	—	—	—	—	—	—	17,341	17,341
Other comprehensive income	—	—	—	—	127	—	7	—	134

Total comprehensive income	—	—	—	—	127	—	7	17,341	17,475
Share-based payments	—	—	—	—	—	—	—	2,640	2,640
Options/warrants exercised	27	—	2,478	—	—	—	—	—	2,505
Share issue expenses	—	—	(76)	—	—	—	—	—	(76)
‘B’ share conversion	13	(12)	—	—	—	—	—	—	1
Dividends (Note 28)	—	—	—	—	—	—	—	(3,224)	(3,224)
Treasury Shares acquired during the year	—	—	—	(5,343)	—	—	—	—	(5,343)
Treasury Shares re-issued	—	—	—	4,070	—	—	—	—	4,070

Balance at December 31, 2012	1,134	—	5,138	(7,367)	(417)	4,529	23	166,340	169,380

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	Notes	2012 US$‘000	2011 US$‘000	2010 US$‘000
Cash flows from operating activities
Profit for the year		17,341	15,593	60,418
Adjustments to reconcile net profit to cash provided by operating activities:
Depreciation		1,349	1,166	1,230
Amortisation		1,482	1,427	1,589
Income tax expense	9	2,017	2,607	942
Financial income	4	(2,280)	(2,428)	(1,352)
Financial expense	4	88	12	495
Share-based payments	19	1,713	1,269	1,109
Foreign exchange (gains)/losses on operating cash flows		(60)	(10)	351
Loss on disposal / retirement of property, plant and equipment		5	—	12
Gain on divestment of business	3	—	—	(46,775)
Other non-cash items		578	302	3,112

Operating cash flows before changes in working capital		22,233	19,938	21,131
(Increase)/decrease in trade and other receivables		(2,059)	1,276	3,094
(Increase)/decrease in inventories		(1,374)	(2,409)	(2,826)
Increase/(decrease) in trade and other payables		22	(33)	1,574

Cash generated from operations		18,822	18,772	22,973
Interest paid		(3)	(12)	(503)
Interest received		2,189	2,013	842
Income taxes paid		(1,047)	(317)	(239)

Net cash generated by operating activities		19,961	20,456	23,073

Cash flows from investing activities
Proceeds from divestiture of Coagulation product line (net)	3	11,250	11,250	65,886
Payments to acquire subsidiaries		(5,958)	(2,166)	—
Cash received with acquired subsidiary		44	21	—
Payments to acquire intangible assets		(12,631)	(6,799)	(6,233)
Proceeds from disposal of property, plant and equipment		—	—	16
Acquisition of property, plant and equipment		(2,665)	(2,436)	(2,784)

Net cash (used in)/generated by investing activities		(9,960)	(130)	56,885

Cash flows from financing activities
Proceeds from issue of ordinary share capital	18	2,505	1,189	1,023
Purchase of Treasury Shares	18	(5,343)	(6,094)	—
Expenses paid in connection with share issue and debt financing		(22)	(38)	(74)
Repayment of long-term debt		—	—	(29,775)
Proceeds from new finance leases		—	—	1,480
Dividends paid to equity holders of the parent	28	(3,224)	(2,145)	—
Payment of finance lease liabilities		(109)	(159)	(638)

Net cash used in financing activities		(6,193)	(7,247)	(27,984)

Increase in cash and cash equivalents		3,808	13,079	51,974
Effects of exchange rate movements on cash held		54	4	(50)
Cash and cash equivalents at beginning of year		71,085	58,002	6,078

Cash and cash equivalents at end of year	17	74,947	71,085	58,002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc and its subsidiaries (“the Group”) are as follows:

a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). The IFRS applied are those effective for accounting periods beginning on or after 1 January 2012. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

b)	Basis of preparation

The consolidated financial statements have been prepared in United States Dollars (US$), rounded to the nearest thousand, under the historical cost basis of accounting, except for derivative financial instruments, certain balances arising on acquisition of subsidiary entities and share-based payments which are initially recorded at fair value. Derivatives are also subsequently carried at fair value.

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

DECEMBER 31, 2012

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

DECEMBER 31, 2012

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

The revised standard on business combinations (IFRS 3R) introduced major changes to the accounting requirements for business combinations. It retains the major features of the purchase method of accounting, now referred to as the acquisition method. The most significant changes in IFRS 3R that impact the Group are as follows:

•	acquisition-related costs of the combination are recorded as an expense in the statement of operations. Previously, these costs would have been accounted for as part of the cost of the acquisition;

•

any contingent consideration is measured at fair value at the acquisition date. If the contingent consideration arrangement gives rise to a financial liability, any subsequent changes are generally recognised in profit or loss. Previously, contingent consideration was recognised only once its payment was probable and changes were recognised as an adjustment to goodwill ; and

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

DECEMBER 31, 2012

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

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash generating unit level. The goodwill and indefinite-lived assets were reviewed for impairment at December 31, 2010, December 31, 2011 and December 2012. See Note 12.

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

DECEMBER 31, 2012

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

Cash and cash equivalents comprise cash balances and short-term deposits. The Group has no short-term bank overdraft facilities. Where restrictions are imposed by third parties, such as lending institutions, on cash balances held by the Group these are treated as financial assets in the financial statements.

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

DECEMBER 31, 2012

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

DECEMBER 31, 2012

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

Where Euro or Sterling amounts have been referenced in this document, their corresponding US Dollar equivalent has also been included and these equivalents have been calculated with reference to the foreign exchange rates prevailing at December 31, 2012.

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

DECEMBER 31, 2012

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

DECEMBER 31, 2012

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

y)	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in the statement of operations on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognised in share premium. Voting rights related to treasury shares are nullified for the Group and no dividends are allocated to them.

z)	New IFRS Standards and Interpretations not applied

The IASB and IFRIC have issued additional standards and interpretations which are effective for periods starting after January 1, 2012, some of which have not yet been adopted by the EU. The following standards and interpretations have yet to be adopted by the Group:

International Financial Reporting Standards (IFRS/IAS)		Effective date
IAS 1	Presentation of Items of Other Comprehensive Income – Amendments to IAS 1	July 1, 2012 (not yet adopted by the EU)

IAS 19	Employee Benefits (Amendment)	January 1, 2013 (not yet adopted by the EU)

IAS 27	Separate Financial Statements (Revised 2011)	January 1, 2013 (not yet adopted by the EU)

IAS 28	Investments in Associates and Joint Ventures (Revised 2011)	January 1, 2013 (not yet adopted by the EU)

IFRS 1	Government Loans (Amendments to IFRS 1)	January 1, 2013 (not yet adopted by the EU)

IFRS 7	Disclosures – Offsetting Financial Assets & Financial Liabilities (Amendments to IFRS 7)	January 1, 2013 (not yet adopted by the EU)

IFRS 9	Financial Instruments – Classification and Measurement	January 1, 2015 (not yet adopted by the EU)

IFRS 10	Consolidated Financial Statements	January 1, 2013 (not yet adopted by the EU)

IFRS 11	Joint Arrangements	January 1, 2013 (not yet adopted by the EU)

IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013 (not yet adopted by the EU)

IFRS 13	Fair Value Measurement	January 1, 2013 (not yet adopted by the EU)

The Group does not anticipate that the adoption of these standards and interpretations will have a material effect on its financial statements on initial adoption. The Group has adopted IAS 12 Income Taxes (amendment) and IFRS 7 Financial Instruments: Disclosures (amendment) in respect of the 2012 year-end. The application of the above standards and interpretations did not result in material changes in the Group’s Consolidated Financial Statements.

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

DECEMBER 31, 2012

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

Rest of World Other revenue from external customers ceased in 2010 after the disposal of the Group’s UK, French and German operations as part of the divestiture of the Coagulation product line (see Note 3). The acquisition of Fiomi Diagnostics AB (see Note 24) in 2012 has reinstated Inter-segment revenue in this area in the current year.

		Rest of World
Revenue	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2012	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	42,029	40,481	—	—	82,510
Inter-segment revenue	32,466	7,655	5,558	(45,679)	—

Total revenue	74,495	48,136	5,558	(45,679)	82,510

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2011	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	40,226	37,722	—	—	77,948
Inter-segment revenue	26,169	7,856	—	(34,025)	—

Total revenue	66,395	45,578	—	(34,025)	77,948

		Rest of World
	Americas	Ireland	Other	Eliminations
Year ended December 31, 2010	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	37,643	45,642	6,350	—	89,635
Inter-segment revenue	21,786	12,154	7,101	(41,041)	—

Total revenue	59,429	57,796	13,451	(41,041)	89,635

b)	The distribution of revenue by customers’ geographical area was as follows:

	December 31, 2012	December 31, 2011	December 31, 2010
Revenue	US$‘000	US$‘000	US$‘000
Americas	49,638	51,352	53,993
Europe (including Ireland) *	10,214	9,423	15,890
Asia / Africa	22,658	17,173	19,752

	82,510	77,948	89,635

*	Revenue for customers in Ireland is not disclosed separately due to the immateriality of these revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

2.	SEGMENT INFORMATION (CONTINUED)

The Group disposed of its Coagulation product line in April 2010 (see Note 3) and thus Coagulation revenue ceased after this point.

c)	The distribution of revenue by major product group was as follows:

	December 31, 2012	December 31, 2011	December 31, 2010
Revenue	US$‘000	US$‘000	US$‘000
Clinical laboratory	63,356	61,386	73,553
Point-of-Care	19,154	16,562	16,082

	82,510	77,948	89,635

The Group disposed of its Coagulation product line in April 2010 (see Note 3) and thus Coagulation revenue ceased after this point.

d)	The distribution of segment results by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2012	US$‘000	US$‘000	US$‘000	US$‘000
Result	6,299	11,739	(39)	17,999
Unallocated expenses *				(833)

Operating profit				17,166
Net financing income (Note 4)				2,192

Profit before tax				19,358
Income tax expense (Note 9)				(2,017)

Profit for the year				17,341

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2011	US$‘000	US$‘000	US$‘000	US$‘000
Result	5,840	10,922	(80)	16,682
Unallocated expenses *				(898)

Operating profit				15,784
Net financing income (Note 4)				2,416

Profit before tax				18,200
Income tax expense (Note 9)				(2,607)

Profit for the year				15,593

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2010	US$‘000	US$‘000	US$‘000	US$‘000
Result before Gain on Sale and Restructuring	7,103	4,912	2,600	14,615
Net gain on divestment of business and restructuring expenses (Note 3)	5,745	32,918	7,811	46,474

Result after Gain on Sale and Restructuring	12,848	37,830	10,411	61,089
Unallocated expenses *				(586)

Operating profit				60,503
Net financing income (Note 4)				857

Profit before tax				61,360
Income tax expense (Note 9)				(942)

Profit for the year				60,418

*	Unallocated expenses represent head office general and administration costs of the Group which cannot be allocated to the results of any specific geographical area.

e)	The distribution of segment assets and segment liabilities by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2012	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	46,434	55,346	16,271	118,051
Unallocated assets:
Income tax assets (current and deferred)				4,409
Cash and cash equivalents				74,947

Total assets as reported in the Group balance sheet				197,407

Segment liabilities	4,401	6,332	5,459	16,192
Unallocated liabilities:
Income tax liabilities (current and deferred)				11,835

Total liabilities as reported in the Group balance sheet				28,027

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2011	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	44,245	53,034	41	97,320
Unallocated assets:
Income tax assets (current and deferred)				3,094
Cash and cash equivalents				71,085

Total assets as reported in the Group balance sheet				171,499

Segment liabilities	4,645	6,989	15	11,649
Unallocated liabilities:
Income tax liabilities (current and deferred)				8,410
Interest-bearing loans and borrowings (current and non-current)				108

Total liabilities as reported in the Group balance sheet				20,167

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

2.	SEGMENT INFORMATION (CONTINUED)

f)	The distribution of long-lived assets, which are property, plant and equipment, goodwill and intangible assets and other non-current assets (excluding deferred tax assets), by geographical area was as follows:

	December 31, 2012 US$‘000	December 31, 2011 US$‘000
Rest of World – Ireland	38,996	30,402
Rest of World – Other	16,049	—
Americas	27,792	23,107

	82,837	53,509

g)	The distribution of depreciation and amortisation by geographical area was as follows:

	December 31, 2012 US$‘000	December 31, 2011 US$‘000	December 31, 2010 US$‘000
Depreciation:
Rest of World – Ireland	408	325	276
Rest of World – Other	32	—	296
Americas	1,023	841	658

	1,463	1,166	1,230

Amortisation:
Rest of World – Ireland	1,174	1,258	1,475
Rest of World – Other	—	—	55
Americas	308	169	59

	1,482	1,427	1,589

h)	The distribution of share-based payment expense by geographical area was as follows:

	December 31, 2012 US$‘000	December 31, 2011 US$‘000	December 31, 2010 US$‘000
Rest of World – Ireland	1,482	1,099	1,032
Rest of World – Other	—	—	1
Americas	231	170	76

	1,713	1,269	1,109

See Note 19 for further information on share-based payments.

i)	The distribution of restructuring expenses by geographical area was as follows:

	December 31, 2012 US$‘000	December 31, 2011 US$‘000	December 31, 2010 US$‘000
Restructuring expenses:
Rest of World – Ireland	—	—	301
Rest of World – Other	—	—	—
Americas	—	—	—

	—	—	301

The 2010 restructuring expenses were incurred in connection with a programme involving a re-organisation of the Group’s HIV manufacturing activities and comprised termination payments for employees located in Ireland. This restructuring cost is included within net gain on divestment of business and restructuring expenses, on the face of the statement of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

2.	SEGMENT INFORMATION (CONTINUED)

j)	The distribution of interest income and interest expense by geographical area was as follows:

Interest Income Year ended December 31, 2012		Rest of World
	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000
Interest Income Earned	—	2	2,166	—	2,168
Interest on Deferred Consideration	25	87	—	—	112
Inter-segment Interest Income	—	—	3,270	(3,270)	—

Total	25	89	5,436	(3,270)	2,280

Interest Expense Year ended December 31, 2012		Rest of World
	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000
Interest Expense	1	2	—	—	3
Interest on Deferred Consideration	—	—	85	—	85
Inter-segment Interest Expense	3,270	—	—	(3,270)	—

Total	3,271	2	85	(3,270)	88

Interest Income Year ended December 31, 2011		Rest of World
	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000
Interest Income Earned	—	326	1,657	—	1,983
Interest on Deferred Consideration	99	346	—	—	445
Inter-segment Interest Income	—	—	2,040	(2,040)	—

Total	99	672	3,697	(2,040)	2,428

Interest Expense Year ended December 31, 2011		Rest of World
	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000
Interest Expense	2	10	—	—	12
Inter-segment Interest Expense	2,040	—	—	(2,040)	—

Total	2,042	10	—	(2,040)	12

Interest Income Year ended December 31, 2010		Rest of World
	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000
Interest Income Earned	—	910	—	—	910
Interest on Deferred Consideration	98	344	—	—	442
Inter-segment Interest Income	—	428	—	(428)	—

Total	98	1,682	—	(428)	1,352

Interest Expense Year ended December 31, 2010		Rest of World
	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000
Interest Expense	85	410	—	—	495
Inter-segment Interest Expense	73	355	—	(428)	—

Total	158	765	—	(428)	495

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

2.	SEGMENT INFORMATION (CONTINUED)

k)	The distribution of taxation (expense)/credit by geographical area was as follows:

	December 31, 2012 US$‘000	December 31, 2011 US$‘000	December 31, 2010 US$‘000
Rest of World – Ireland	(880)	(1,295)	591
Rest of World – Other	(80)	(10)	(815)
Americas	(1,057)	(1,302)	(718)

	(2,017)	(2,607)	(942)

l)	During 2012, 2011 and 2010 there were no customers generating 10% or more of total revenues.

m)	The distribution of capital expenditure by geographical area was as follows:

	December 31, 2012 US$‘000	December 31, 2011 US$‘000
Rest of World – Ireland	10,140	4,553
Rest of World – Other	16,006	—
Americas	5,608	7,891

	31,754	12,444

3.	NET GAIN ON DIVESTMENT OF BUSINESS AND RESTRUCTURING EXPENSES

In April 2010, the Group sold its worldwide Coagulation product line to Diagnostica Stago for US$89.9 million. Diagnostica Stago purchased the share capital of Trinity Biotech (UK Sales) Limited, Trinity Biotech GmbH and Trinity Biotech S.à.r.l, along with Coagulation assets of Biopool US Inc. and Trinity Biotech Manufacturing Limited. As part of the sale, the Group also transferred the leasing arrangements of one of its facilities in Bray, Ireland to Diagnostica Stago. Included in the sale were Trinity’s lists of Coagulation customers and suppliers, all Coagulation inventory, intellectual property and developed technology.

The Group received consideration of US$67.4 million and interest on deferred consideration of US$1.0 million in 2010. These proceeds were used in part to repay the Group’s bank loans in 2010 and accordingly there were no bank loans outstanding at December 31, 2010, December 31, 2011 or December 31, 2012. A further US$11.25 million was received from Diagnostica Stago in April 2011 and the remaining US$11.25 million was received in April 2012.

IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) outlines the disclosures required for a discontinued operation. However, the Coagulation product line falls outside of these criteria, principally owing to the fact that it is not defined as a component of the Group. A component is defined by IFRS 5 as “operations and cashflows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.” The Group has determined that neither the operations nor the cashflows of the Coagulation product line could be clearly distinguished, operationally or from a financial reporting viewpoint and therefore, on that basis, the Coagulation product line did not meet the definition of a discontinued operation.

Accordingly, the Group has disclosed the Gain on Sale under the heading ‘Net gain on divestment of business and restructuring expenses’ in the statement of operations, where it is shown net of termination expenses of US$301,000 (see Note 7). The Gain on divestment is also shown separately within the Segment Information Note as required by IFRS 8 (Operating Segments) where appropriate (see Note 2).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

3.	NET GAIN ON DIVESTMENT OF BUSINESS AND RESTRUCTURING EXPENSES (CONTINUED)

The gain on the divestment is summarised below according to the assets and liabilities which were divested in April 2010 as part of the sale. The effect of the divestment is summarised as follows:

	2010 US$’000	2010 US$’000
Total Consideration		89,923

Property, plant and equipment (net book value)	6,775
Goodwill and intangible assets	12,270
Deferred tax assets	123
Inventories (net)	21,528
Trade and other receivables	6,211
Cash and cash equivalents	427
Interest bearing loans and borrowings	(2,825)
Income tax payable	(70)
Trade and other payables	(3,463)
Deferred Tax Liabilities	(183)
Net identifiable assets disposed	40,793	(40,793)

Other Costs associated with the Divestiture of Coagulation		(2,355)
Net gain on divestment of business		46,775
Restructuring Expenses*		(301)
Net gain on divestment of business and restructuring expenses		46,474

*	The Restructuring Expenses relate to termination payments resulting from a restructuring programme announced in 2010 (see Note 7).

4.	FINANCIAL INCOME AND EXPENSES

	Note	December 31, 2012 US$‘000	December 31, 2011 US$‘000	December 31, 2010 US$‘000
Financial income:
Interest income		2,168	1,983	910
Other interest income		112	445	442

		2,280	2,428	1,352

Financial expense:
Finance lease interest		(2)	(10)	(67)
Interest payable on interest bearing loans and borrowings	20	—	—	(425)
Other interest expense		(86)	(2)	(3)

		(88)	(12)	(495)

Net Financing Income		2,192	2,416	857

Other interest income recognised in 2012, 2011 and 2010 is comprised of interest income relating to the deferred consideration due to the Company as a result of the sale of the Coagulation product line in 2010. For further information, see Note 3.

Other interest expense for 2012 includes $85,000 related to the deferred consideration arising as a result of the acquisition of Fiomi Diagnostics AB by the Group during the year (see Note 24).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

5.	OTHER OPERATING INCOME

	December 31, 2012 US$‘000	December 31, 2011 US$‘000	December 31, 2010 US$‘000
Rental income from premises	243	245	213
Employment / training grants	—	—	(50)
Other income	225	665	1,453

	468	910	1,616

Other income mainly comprises income recognised under a Transitional Services Agreement (TSA) with Diagnostica Stago. As part of the divestiture of the Coagulation product line in April 2010, the Group entered into a TSA. The services provided by the Group to Stago under the TSA comprise mainly: accounting; information technology and logistics support and warehousing services. This income has not been treated as revenue since the TSA activities are incidental to the main revenue-generating activities of the Group.

6.	PROFIT BEFORE TAX

The following amounts were charged / (credited) to the statement of operations:

	December 31, 2012 US$‘000	December 31, 2011 US$‘000	December 31, 2010 US$‘000
Directors’ emoluments (including non- executive directors):
Remuneration	1,812	2,086	2,082
Pension	270	111	127
Share based payments	1,499	786	705
Other	—	14	39
Auditors’ remuneration
Audit fees	506	510	628
Non audit fees	99	31	31
Depreciation – leased assets*	12	13	84
Depreciation – owned assets*	1,337	1,153	1,146
Amortisation	1,482	1,427	1,589
Gain on divestment of Coagulation product line	—	—	46,775
Loss on the disposal of property, plant and equipment	5	—	12
Net foreign exchange differences	(41)	(69)	1,119
Operating lease rentals:
Plant and machinery	—	—	5
Land and buildings	2,447	2,654	3,211
Other equipment	9	19	130

*	Note that $114,000 of depreciation was charged to research and development projects during 2012 in line with the Group’s capitalisation policy for Intangible projects.

The 2011 and 2010 share based payments amounts have been restated to exclude amounts capitalized in the statement of operations, in order to be consistent with the current year’s presentation. In the 2011 financial statements, these amounts were shown as US$551,000 and US$592,000 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

7.	PERSONNEL EXPENSES

	December 31, 2012 US$‘000	December 31, 2011 US$‘000	December 31, 2010 US$‘000
Wages and salaries	19,066	18,470	25,491
Social welfare costs	1,842	1,718	2,279
Pension costs	669	658	897
Share-based payments	1,713	1,269	1,109

	23,290	22,115	29,776

Personnel expenses are shown net of capitalisations. Total personnel expenses, inclusive of amounts capitalised for wages and salaries, social welfare costs and pension costs, for the year ended December 31, 2012 amounted to US$29,181,000 (2011: US$25,304,000) (2010: US$32,506,000). Total share based payments, inclusive of amounts capitalised in the balance sheet, amounted to US$2,640,000 for the year ended December 31, 2012 (2011: US$1,547,000) (2010: US$1,240,000). See Note 19.

Included in personnel expenses for the year ended December 31, 2010 is US$301,000 which relates to termination payments resulting from a restructuring programme announced in 2010. This programme involved a re-organisation of the Group’s HIV manufacturing activities and comprised termination payments for employees located in Ireland. This restructuring cost is included within net gain on divestment of business and restructuring expenses, on the face of the statement of operations.

The average number of persons employed by the Group in the financial year was 385 (2011: 357) (2010: 452) and is analysed into the following categories:

	December 31, 2012	December 31, 2011	December 31, 2010
Research and development	57	47	37
Administration and sales	110	102	130
Manufacturing and quality	218	208	285

	385	357	452

In April 2010, 321 employees transferred to the acquirer of the Coagulation product line (Diagnostica Stago). In 2010, these employees have been included in the average headcount numbers on a pro-rata basis up to their date of departure.

8.	PENSION SCHEMES

The Group operates defined contribution pension schemes for certain of its full time employees. The benefits under these schemes are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income amounted to US$837,000 (2011: US$658,000) (2010: US$897,000) (Note 7). The pension accrual for the Group at December 31, 2012 was US$213,000 (2011: US$184,000), (2010: US$228,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

9.	INCOME TAX EXPENSE

(a)	The charge for tax based on the profit comprises:

	December 31, 2012 US$‘000	December 31, 2011 US$‘000	December 31, 2010 US$‘000
Current tax expense
Irish Corporation tax	316	984	629
Foreign taxes(a)	176	431	356
Adjustment in respect of prior years	(154)	(13)	(138)

Total current tax expense	338	1,402	847

Deferred tax expense(b)
Origination and reversal of temporary differences (see Note 13)	2,599	1,293	380
Origination and reversal of net operating losses (see Note 13)	(920)	(88)	(285)

Total deferred tax expense	1,679	1,205	95

Total income tax charge in statement of operations	2,017	2,607	942

(a)	The foreign taxes in 2012 and 2011 relate primarily to USA, Canada and Luxembourg. In 2010, the foreign taxes related primarily to USA.
(b)	In 2012 there was a deferred tax charge of US$561,000 (2011: US$326,000; 2010: US$1,093,000 credit) recognised in respect of Ireland and a deferred tax charge of US$1,118,000 (2011: US$879,000; 2010: US$1,188,000) recognised in respect of overseas tax jurisdictions.

Effective tax rate	December 31, 2012 US$’000	December 31, 2011 US$’000	December 31, 2010 US$’000
Profit before taxation	19,358	18,200	61,360
As a percentage of profit before tax:
Current tax	1.75%	7.70%	1.38%
Total (current and deferred)	10.42%	14.32%	1.53%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

9.	INCOME TAX EXPENSE (CONTINUED)

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective total tax rate for the Group:

	December 31, 2012	December 31, 2011	December 31, 2010
Irish corporation tax	12.50%	12.50%	12.50%
Effect of tax rates on overseas earnings(a)	(0.66%)	1.69%	3.89%
Effect of non deductible expenses	0.24%	1.24%	0.32%
Effect of Irish income taxable at higher tax rate(b)	0.13%	0.35%	(9.35%)
Effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised(c)	0.82%	(0.98%)	(5.55%)
R&D tax credit	(0.17%)	(0.12%)	(0.06%)
Adjustments in respect of prior years	(0.80%)	(0.36%)	(0.22%)
Other(d)	(1.64%)	—	—

Effective tax rate	10.42%	14.32%	1.53%

(a)	Taxes incurred in foreign jurisdictions during 2012 had the impact of reducing the overall effective rate of taxation. This is a result of a higher proportion of the Group’s income being earned in lower tax rate jurisdictions.
(b)	In 2010 the Irish income taxable at a higher tax rate reduced the overall corporation tax rate. This was because the gain arising on sale of the assets and liabilities of the Coagulation product line in Ireland, which was taxable at the higher tax rate of 25%, resulted in a capital loss and consequently no capital gains tax was payable.
(c)	The effect of current year net operating losses and temporary differences for which no deferred tax asset was recognized is analyzed further in the table below (see also Note 13). No deferred tax asset was recognized because there was no reversing deferred tax liability in the same jurisdiction reversing in the same period and no future taxable income in the same jurisdiction.

Unrecognised deferred tax assets	Effect in 2012 US$’000	Percentage effect in 2012	Effect in 2011 US$’000	Percentage effect in 2011
Temporary differences arising in USA	26	0.13%	(11)	(0.06%)
Net operating losses arising in Brazil	52	0.27%	—	—
Net operating losses arising in Sweden	90	0.47%	—	—
Net operating losses arising in Ireland	—	—	(177)	(0.98%)
Net operating losses arising in Canada	(11)	(0.05%)	11	0.06%

	157	0.82%	(177)	(0.98%)

(d)	In 2012 there was a credit arising from the tax deduction for share option expense in Ireland.

Deferred tax recognised directly in equity

	December 31, 2012 US$‘000	December 31, 2011 US$‘000	December 31, 2010 US$‘000
Relating to forward contracts as hedged instruments	1	(1)	6

	1	(1)	6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

9.	INCOME TAX EXPENSE (CONTINUED)

a.	The distribution of profit before taxes by geographical area was as follows:

	December 31, 2012 US$‘000	December 31, 2011 US$‘000	December 31, 2010 US$‘000
Rest of World – Ireland	10,992	10,686	38,161
Rest of World – Other	5,313	3,617	10,411
Americas	3,053	3,897	12,788

	19,358	18,200	61,360

b.	At December 31, 2012, the Group had unutilised net operating losses as follows:

	December 31, 2012 US$‘000	December 31, 2011 US$‘000	December 31, 2010 US$‘000
USA	5,444	2,634	1,841
Brazil	156	—	—
Sweden	347	—	—
Canada	—	36	—
Ireland	—	—	999

	5,947	2,670	2,840

The utilisation of these net operating loss carryforwards is limited to future profits in the USA. The net operating losses for USA have a maximum carryforward of 20 years. In respect of the USA, US$1,004,000 will expire by December 31, 2026, US$1,120,000 will expire by December 31, 2027, US$906,000 will expire by December 31, 2031 and US$2,414,000 will expire by December 31, 2032.

At December 31, 2012, the Group had unrecognised deferred tax assets in respect of unused tax losses and unused tax credits as follows:

	December 31, 2012 US$‘000	December 31, 2011 US$‘000	December 31, 2010 US$‘000
USA – unused tax credits	373	347	358
Brazil – unused tax losses	52	—	—
Sweden – unused tax losses	90	—	—
Canada – unused tax losses	—	11	—
Ireland – unused tax losses	—	—	177

Unrecognised Deferred Tax Asset	515	358	535

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

The Group has US state credit carryforwards of US$373,000 at December 31, 2012 (2011: US$347,000; 2010: US$358,000). A deferred tax asset of US$373,000 (2011: US$347,000) in respect of US state credit carryforwards was not recognised in 2012 due to uncertainties regarding future full utilisation of these state credit carryforwards in the related tax jurisdiction in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

10.	EARNINGS PER SHARE

Basic earnings per ordinary share

Basic earnings per ordinary share for the Group is computed by dividing the profit after taxation of US$17,341,000 (2011: US$15,593,000) (2010: US$60,418,000) for the financial year by the weighted average number of ‘A’ ordinary shares and ‘B’ ordinary shares in issue. As at December 31, 2012, this amounted to 85,675,284 shares (2011: 85,171,494 shares) (2010: 84,734,378 shares). As at December 31, 2011 and December, 31 2010, 1,400,000 of the total weighted average shares used as the EPS denominator related to the 700,000 ‘B’ ordinary shares which were in issue at that time. At an EGM held in September 2012, it was resolved that the ‘B’ ordinary shares would be converted to ‘A’ ordinary Shares (see below). Prior to this conversion, the ‘B’ ordinary shares were treated the same as ‘A’ ordinary shares except for the fact that they had two voting rights per share, rights to participate in any liquidation or sale of the Group and to receive dividends as if each Class ‘B’ ordinary share were two Class ‘A’ ordinary shares. Hence the earnings per share for a ‘B’ ordinary share was exactly twice the earnings per share of an ‘A’ ordinary share.

	December 31, 2012	December 31, 2011	December 31, 2010
‘A’ ordinary shares	85,675,284	83,771,494	83,334,378
‘B’ ordinary shares (multiplied by 2)	—	1,400,000	1,400,000

Basic earnings per share denominator	85,675,284	85,171,494	84,734,378

Reconciliation to weighted average earnings per share denominator:
Number of A ordinary shares at January 1 (Note 18)	85,321,081	84,116,865	82,952,037
Number of B ordinary shares at December 31 (multiplied by 2)*	—	1,400,000	1,400,000
Weighted average number of shares issued during the year**	354,203	(345,371)	382,341

Basic earnings per share denominator	85,675,284	85,171,494	84,734,378

*	At an Extraordinary General Meeting of the Company, held in September 2012, two resolutions were ratified by the shareholders which allowed for the conversion of the existing ‘B’ ordinary shares into ‘A’ ordinary shares. This conversion took place at an effective rate of 1 ‘B’ ordinary share : 1.7 ‘A’ ordinary shares. These resolutions also granted the cancellation of ‘B’ ordinary shares subsequent to the aforementioned conversion.
**	The weighted average number of shares issued during the year is calculated by taking the number of shares issued multiplied by the number of days in the year each share is in issue, divided by 365 days. In 2012, this includes the 700,000 ‘B’ ordinary shares (equivalent to 1,400,000 ‘A’ ordinary shares) up to the date of their conversion into ‘A’ ordinary shares on the 27 September 2012. Following on from the ‘B’ share conversion, 1,190,000 ‘A’ ordinary shares were included in their place. In 2012 and 2011, the weighted average number has been impacted by the Company’s repurchase of its own shares (see Note 18). There were no purchases of treasury shares in 2010.

Diluted earnings per ordinary share

Diluted earnings per ordinary share is computed by dividing the profit after tax of US$17,341,000 (2011: US$15,593,000) (2010: US$60,418,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 89,773,616 (2011: 88,912,596) (2010: 86,661,535).

The basic weighted average number of shares for the Group may be reconciled to the number used in the diluted earnings per ordinary share calculation as follows:

	December 31, 2012	December 31, 2011	December 31, 2010
Basic earnings per share denominator (see above)	85,675,284	85,171,494	84,734,378
Issuable on exercise of options and warrants	4,098,332	3,741,102	1,927,157

Diluted earnings per share denominator	89,773,616	88,912,596	86,661,535

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

10.	EARNINGS PER SHARE (CONTINUED)

Earnings per ADS

In June 2005, Trinity Biotech adjusted its ADS ratio from 1 ADS: 1 ordinary share to 1 ADS: 4 ordinary shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic earnings per ADS for the Group is computed by dividing the profit after taxation of US$17,341,000 (2011: US$15,593,000) (2010: US$60,418,000) for the financial year by the weighted average number of ADS in issue of 21,418,821 (2011: 21,292,873); (2010: 21,183,594).

	December 31, 2012	December 31, 2011	December 31, 2010
‘A’ ordinary shares – ADS	21,418,821	20,942,873	20,833,594
‘B’ ordinary shares – ADS	—	350,000	350,000

Basic earnings per share denominator	21,418,821	21,292,873	21,183,594

Diluted earnings per ADS for the Group is computed by dividing the profit after taxation of US$17,341,000 (2011: US$15,593,000) (2010: US$60,418,000) for the financial year, by the diluted weighted average number of ADS in issue of 22,443,404 (2011: 22,228,149) (2010: 21,665,383).

The basic weighted average number of ADS shares for the Group may be reconciled to the number used in the diluted earnings per ADS share calculation as follows:

	December 31, 2012	December 31, 2011	December 31, 2010
Basic earnings per share denominator (see above)	21,418,821	21,292,873	21,183,594
Issuable on exercise of options and warrants	1,024,583	935,276	481,789

Diluted earnings per share denominator	22,443,404	22,228,149	21,665,383

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

11.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings US$‘000	Leasehold improvements US$‘000	Computers, fixtures and fittings US$‘000	Plant and equipment US$‘000	Total US$‘000
Cost
At January 1, 2011	2,080	2,253	4,290	13,940	22,563
Acquisitions through business combinations (Note 24)	—	—	—	159	159
Other additions	11	157	472	2,076	2,716
Disposals / retirements	—	—	(1)	(572)	(573)

At December 31, 2011	2,091	2,410	4,761	15,603	24,865

At January 1, 2012	2,091	2,410	4,761	15,603	24,865
Acquisitions through business combinations (Note 24)	—	—	—	43	43
Other additions	6	50	235	2,395	2,686
Disposals / retirements	—	—	(175)	(209)	(384)
Exchange adjustments	—	—	1	15	16

At December 31, 2012	2,097	2,460	4,822	17,847	27,226

Accumulated depreciation and impairment losses
At January 1, 2011	(781)	(1,936)	(3,735)	(10,112)	(16,564)
Charge for the year	(60)	(94)	(189)	(823)	(1,166)
Disposals / retirements	—	—	—	491	491

At December 31, 2011	(841)	(2,030)	(3,924)	(10,444)	(17,239)

At January 1, 2012	(841)	(2,030)	(3,924)	(10,444)	(17,239)
Charge for the year	(61)	(105)	(236)	(1,061)	(1,463)
Disposals / retirements	—	—	159	201	360
Exchange adjustments	—	—	—	(1)	(1)

At December 31, 2012	(902)	(2,135)	(4,001)	(11,305)	(18,343)

Carrying amounts

At December 31, 2012	1,195	325	821	6,542	8,883

At December 31, 2011	1,250	380	837	5,159	7,626

The annual impairment review performed at December 31, 2012 and December 31, 2011, showed that the carrying value of the Group’s assets did not exceed the amount that could be recovered through their use or sale and, on that basis, there was no impairment in 2012 or 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

11.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Assets held under operating leases (where the Company is the lessor)

Included in the carrying amount of property, plant and equipment are a number of assets included in plant and equipment which generate operating lease revenue for the Group. The net book value of these assets as at December 31, 2012 is US$525,000 (2011: US$648,000). Depreciation charged on these assets in 2012 amounted to US$239,000 (2011: US$192,000).

Included in disposals/retirements in 2012 is US$18,000 (2011: US$77,000) relating to the net book value of leased instruments reclassified as inventory on return from customers.

Assets held under finance leases

Included in the carrying amount of property, plant and equipment is an amount for capitalised leased assets of US$114,000 (2011: US$126,000). The leased equipment secures the lease obligations (Note 20). The depreciation charge in respect of capitalised leased assets for the year ended December 31, 2012 was US$12,000 (2011: US$12,000). This is split as follows:

At December 31, 2012	Leasehold improvements US$‘000	Computers, fixtures and fittings US$‘000	Plant and equipment US$‘000	Total US$‘000
Depreciation charge	—	—	12	12
Carrying value
At December 31, 2012	—	—	114	114

At December 31, 2011	Leasehold improvements US$‘000	Computers, fixtures and fittings US$‘000	Plant and equipment US$‘000	Total US$‘000
Depreciation charge	—	—	12	12
Carrying value
At December 31, 2011	—	—	126	126

Property, plant and equipment under construction

Included in plant and equipment at December 31, 2012 is an amount of US$728,000 (2011: US$690,000) relating to assets in the course of construction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

12.	GOODWILL AND INTANGIBLE ASSETS

	Goodwill US$‘000	Development costs US$‘000	Patents and licences US$‘000	Other US$‘000	Total US$‘000
Cost
At January 1, 2011	47,254	27,831	6,426	19,698	101,209
Acquisitions through business combinations (Note 24)	1,801	—	—	490	2,291
Other additions	—	6,829	—	449	7,278

At December 31, 2011	49,055	34,660	6,426	20,637	110,778

At January 1, 2012	49,055	34,660	6,426	20,637	110,778
Acquisitions through business combinations (Note 24)	7,061	4,348	4,130	—	15,539
Other additions	—	13,029	307	150	13,486
Disposals / retirements Exchange Adjustments	— 57	— 35	— 21	(2 —)	(2 113)

At December 31, 2012	56,173	52,072	10,884	20,785	139,914

Accumulated amortisation and Impairment losses
At January 1, 2011	(29,426)	(17,758)	(5,859)	(10,918)	(63,961)
Charge for the year	—	(272)	(59)	(1,096)	(1,427)

At December 31, 2011	(29,426)	(18,030)	(5,918)	(12,014)	(65,388)

At January 1, 2012	(29,426)	(18,030)	(5,918)	(12,014)	(65,388)
Charge for the year	—	(338)	(58)	(1,086)	(1,482)
Disposals / retirements	—	—	—	2	2

At December 31, 2012	(29,426)	(18,368)	(5,976)	(13,098)	(66,868)

Carrying amounts

At December 31, 2012	26,747	33,704	4,908	7,687	73,046

At December 31, 2011	19,629	16,630	508	8,623	45,390

Included within development costs are costs of US$17,322,000 which were not amortised in 2012 (2011: US$8,295,000). These development costs are not being amortised as the projects to which the costs relate were not fully complete at December 31, 2012 or at December 31, 2011. As at December 31, 2012 these projects are expected to be completed during the period from January 1, 2013 to April 30, 2015 at an expected further cost of approximately US$22.1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The following represents the costs incurred during each period presented for each of the principal development projects:

Product Name	2012 US$’000	2011 US$’000
Troponin I assay and reader*	5,048	—
Premier Hb9210 Instrument for Haemoglobin A1c testing**	3,854	3,652
Syphilis Rapid Point-of-Care test	750	611
C. Difficile Rapid Point-of-Care test	700	171
Tristat Point-of-Care instrument	440	333
Cryptosporidium Rapid Point-of-Care test	376	520
Unigold Recombigen HIV Rapid enhancement	354	247
Giardia Rapid Point-of-Care test	342	513
Strep pneumonia Rapid Point-of-Care test	339	194
Liquid Clinical Chemistry	190	—
HIV Ag-Ab rapid test	150	421
H Pylori Rapid Point-of-Care test	146	42
Other projects with spend less than $100,000	340	125
Total capitalized development costs	13,029	6,829

*	The Troponin I project was undertaken in 2012 following on from the acquisition of Fiomi Diagnostics AB in February 2012 (see Note 24). The amount of US$5,048,000 incurred in 2012 represents the costs incurred on this project since its acquisition and, as the project is not yet complete, no amortisation has been charged to date.
**	The Premier Hb9210 project entails the development of a new High Performance Liquid Chromotography (HPLC) instrument for testing haemoglobin A1c (HbA1c). At December 31, 2012 this project had a carrying amount of $11,002,000 and will be amortised over 15 years.

All of the development projects for which costs have been capitalized are judged to be technically feasible, commercially viable and likely to produce future economic benefits. In reaching this conclusion, many factors have been considered including the following:

(a)	The Group only develops products within its field of expertise. The R&D team is experienced in developing new products in this field and this experience means that only products which have a high probability of technical success are put forward for consideration as potential new products.

(b)	A technical feasibility study is undertaken in advance of every project. The feasibility study for each project is reviewed by the R&D team leader, and by other senior management depending on the size of the project. The feasibility study occurs in the initial research phase of the project and costs in this phase are not capitalized.

(c)	Nearly all of our new product developments involve the transfer of our existing product know-how to a new application. The Group does not engage in pure research. Every development project is undertaken with the intention of bringing a particular new product to market for which there is a known demand.

(d)	The commercial feasibility of each new product is established prior to commencement of a project by ensuring it is projected to achieve an acceptable income after applying appropriate discount rates.

Other intangible assets consist primarily of acquired customer and supplier lists, trade names, website and software costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Amortisation is charged to the statement of operations through the selling, general and administrative expenses line.

Impairment testing for intangibles including goodwill and indefinite lived assets

Goodwill and other intangibles are subject to impairment testing on an annual basis. The recoverable amount of each of the cash-generating units (“CGU”) is determined based on a value-in-use computation, which is the only methodology applied by the Group and which has been selected due to the impracticality of obtaining fair value less costs to sell measurements for each reporting period. For the purpose of the annual impairment tests, goodwill is allocated to the relevant CGU.

The value-in-use calculations use cash flow projections based on the 2013 budget and projections for a further four years using projected revenue and cost growth rates of between 3% and 15%. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, net cash flows, discount rates and the duration of the discounted cash flow model. The assumptions and estimates used were derived from a combination of internal and external factors based on historical experience. The pre-tax discount rates used range from 15% to 27% (2011: 18% to 33%).

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and is particularly sensitive in the following areas. In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, the following impairment loss/write back would be recorded at December 31, 2012:

•	No impairment loss or reversal of impairment in the event of a 10% increase in the growth in revenues.

•	No impairment loss or reversal of impairment in the event of a 10% decrease in the growth in revenues.

Similarly if there was a 10% variation in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be the following impairment loss/write back would be recorded at December 31, 2012:

•	No impairment loss or reversal of impairment in the event of a 10% decrease in the discount rate.

•	No impairment loss or reversal of impairment in the event of a 10% increase in the discount rate.

Significant Goodwill and Intangible Assets with Indefinite Useful Lives

CGUs or combinations of CGUs for which the carrying amount of goodwill is significant for the purposes of impairment testing in comparison with the Group’s total carrying amount of goodwill are those where the percentage is greater than 20% of the total. The additional disclosures required for the two CGUs with significant goodwill are as follows:

	Fitzgerald Industries		Fiomi Diagnostics
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Carrying amount of goodwill (US$’000)	12,592	12,592	7,061	—
Discount rate applied (real pre-tax)	14.9%	18.3%	21.2%	—
Excess value-in-use over carrying amount (US$’000)	13,906	7,830	5,225	—
% EBITDA would need to decrease for an impairment to arise	38.9%	25.7%	16.3%	—

The key assumptions and methodology used in respect of these two CGUs are consistent with those described above. The assumptions and estimates used are specific to the individual CGU and were derived from a combination of internal and external factors based on historical experience.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Intangible Assets with Indefinite Useful lives (included in other intangibles)	December 31, 2012 US$‘000	December 31, 2011 US$‘000
Fitzgerald Industries International CGU
Fitzgerald trade name	970	970
RDI trade name	560	560
Primus Corporation CGU
Primus trade name	670	670
Total	2,200	2,200

The trade name assets purchased as part of the acquisition of Primus and RDI in 2005 and Fitzgerald in 2004 were valued by an external valuer using the relief from royalty method and based on factors such as (1) the market and competitive trends and (2) the expected usage of the name. It was considered that these trade names will generate net cash inflows for the Group for an indefinite period.

13.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities of the Group are attributable to the following:

	Assets		Liabilities		Net
	2012 US$’000	2011 US$’000	2012 US$’000	2011 US$’000	2012 US$’000	2011 US$’000
Property, plant and equipment	170	142	(571)	(388)	(401)	(246)
Intangible assets	—	—	(9,516)	(5,916)	(9,516)	(5,916)
Inventories	647	951	—	—	647	951
Provisions	575	296	—	—	575	296
Other items	827	654	(656)	(524)	171	130
Tax value of loss carryforwards recognised	1,854	934	—	—	1,854	934

Deferred tax assets/(liabilities)	4,073	2,977	(10,743)	(6,828)	(6,670)	(3,851)

The deferred tax asset in 2012 is mainly due to deductible temporary differences relating to net operating losses, inventory and the elimination of unrealised intercompany inventory profit. The deferred tax asset increased US$1,096,000 in 2012 principally due to an increase in net operating losses.

The deferred tax liability is caused by the net book value of non-current assets being greater than the tax written down value of non-current assets, temporary differences due to the acceleration of the recognition of certain charges in calculating taxable income permitted in Ireland and the USA and deferred tax recognised on fair value asset uplifts in connection with business combinations. The deferred tax liability increased US$3,915,000 in 2012, principally because of increased temporary differences between the carrying value of assets and their asset base due to the capital expenditure incurred during 2012 and the acquisition of Fiomi Diagnostics.

Deferred tax assets and liabilities are only offset when the entity has a legally enforceable right to set off current tax assets against current tax liabilities and where the intention is to settle current tax liabilities and assets on a net basis or to realise the assets and settle the liabilities simultaneously. At December 31, 2012 and at December 31, 2011 no deferred tax assets and liabilities are offset as it is not certain as to whether there is a legally enforceable right to set off current tax assets against current tax liabilities and it is also uncertain as to what current tax assets may be set off against current tax liabilities and in what periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

13.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised by the Group in respect of the following items:

	December 31, 2012	December 31, 2011
	US$’000	US$’000
Capital losses	8,513	8,513
Net operating losses	503	36
US state credit carryforwards	373	347

	9,389	8,896

There was an increase of US$493,000 in the unrecognised deferred tax assets during the year ended December 31, 2012. For comments on the uncertainty prompting less than full recognition refer to Note 9. The movement in the unrecognised deferred tax assets during the year ended December 31, 2012 is analysed as follows:

Movement in Unrecognised deferred tax assets	Increase/ (decrease) US$’000	Applicable tax rate %	Tax effect US$’000
Net operating losses Canada	(36)	28%	(11)
Net operating losses Brazil	156	34%	52
Net operating losses Sweden	347	26%	90
US state credit carryforwards	26	n/a	26

	493		157

A deferred tax asset of US$373,000 (2011: US$347,000) in respect of US state credit carryforwards was not recognised due to uncertainties regarding the timing of the utilisation of these state credit carryforwards in the related tax jurisdiction in future periods.

Deferred tax assets of US$52,000 and US$90,000 were not recognised in respect of net operating losses in Brazil and Sweden respectively. The entity in Brazil was incorporated in 2012 and the entities in Sweden were acquired as part of the Fiomi Diagnostics acquisition. The deferred tax assets have not been recognized for Brazil and Sweden due to uncertainty regarding the full utilization of these losses in the related tax jurisdiction in future periods. Only when it is probable that future profits will be available to utilize the forward losses or temporary differences is a deferred tax asset recognized.

At December 31, 2011, a deferred tax asset of US$11,000 in respect of net operating losses of US$36,000 in Canada was not recognised due to uncertainties regarding the timing of the utilisation of these losses in the Canadian entity in future periods.

No deferred tax asset is recognised in respect of a capital loss forward of US$8,513,000 (2011: US$8,513,000) in Ireland as it is not probable that there will be future capital gains against which to offset these capital losses.

Unrecognised deferred tax liabilities

At December 31, 2012 and 2011, there was no recognised or unrecognised deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries. The Company is able to control the timing of the reversal of the temporary differences of its subsidiaries and it is probable that these temporary differences will not reverse in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

13.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Movement in temporary differences during the year

	Balance January 1, 2012	Recognised in income	Recognised in goodwill	Recognised in equity	Balance December 31, 2012
	US$’000	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	(246)	(155)	—	—	(401)
Intangible assets	(5,916)	(2,461)	(1,139)	—	(9,516)
Inventories	951	(304)	—	—	647
Provisions	296	279	—	—	575
Other items	130	42	—	(1)	171
Tax value of loss carryforwards recognised	934	920	—	—	1,854

	(3,851)	(1,679)	(1,139)	(1)	(6,670)

	Balance January 1, 2011	Recognised in income	Recognised in goodwill	Recognised in equity	Balance December 31, 2011
	US$’000	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	1,788	(2,034)	0	0	(246)
Intangible assets	(6,031)	252	(137)	0	(5,916)
Inventories	955	(4)	0	0	951
Provisions	294	2	0	0	296
Other items	(362)	491	0	1	130
Tax value of loss carryforwards recognised	846	88	0	0	934

	(2,510)	(1,205)	(137)	1	(3,851)

14.	OTHER ASSETS

	December 31, 2012 US$‘000	December 31, 2011 US$‘000
Finance lease receivables (see Note 16)	832	415
Other assets	76	78

	908	493

The Group leases instruments as part of its business. For details of future minimum finance lease receivables with non-cancellable terms, please refer to Note 16.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

15.	INVENTORIES

	December 31, 2012 US$‘000	December 31, 2011 US$‘000
Raw materials and consumables	6,083	6,753
Work-in-progress	5,335	4,595
Finished goods	9,339	8,490

	20,757	19,838

All inventories are stated at the lower of cost or net realisable value. Total inventories for the Group are shown net of provisions of US$5,348,000 (2011: US$5,930,000). Cost of sales in 2012 includes inventories expensed of US$39,784,000 (2011: US$37,383,000).

As a result of an inventory review carried out during the year, the 2011 inventory classifications between Raw materials, Work-in-progress and Finished goods have been altered from US$7,333,000, US$4,053,000 and US$8,452,000 respectively to the amounts shown above. The overall value of inventory has not changed as a result of these classification changes.

The movement on the inventory provision for the three year period to December 31, 2012 is as follows:

	December 31, 2012 US$‘000	December 31, 2011 US$‘000	December 31, 2010 US$‘000
Opening provision at January 1	5,930	6,400	12,566
Charged during the year	824	617	3,006
Utilised during the year	(1,055)	(907)	(8,440)
Released during the year	(351)	(180)	(732)

Closing provision at December 31	5,348	5,930	6,400

During 2012 US$351,000 of inventory provision relating to net realisable value was released to the statement of operations following a current year review of selling prices and inventory usage.

16.	TRADE AND OTHER RECEIVABLES

	December 31, 2012 US$‘000	December 31, 2011 US$‘000
Trade receivables, net of impairment losses	12,615	10,700
Deferred consideration (due within 1 year)	—	11,138
Prepayments	1,216	1,419
Value added tax	219	374
Finance lease receivables	391	266
Other receivables	16	76

	14,457	23,973

In 2011, the deferred consideration arose as a result of the sale of the Coagulation product line (see Note 3) and was comprised of US$11,250,000 of a receivable due from Diagnostica Stago – shown net of US$112,000 of deferred interest income.

Trade receivables are shown net of an impairment losses provision of US$1,520,000 (2011: US$1,507,000) (see Note 27).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

16.	TRADE AND OTHER RECEIVABLES (CONTINUED)

Leases as lessor

(i) Finance lease commitments – Group as lessor

The Group leases instruments as part of its business. Future minimum finance lease receivables with non-cancellable terms are as follows:

	December 31, 2012 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	604	213	391
Between one and five years (Note 14)	1,341	509	832

	1,945	722	1,223

	December 31, 2011 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	414	148	266
Between one and five years (Note 14)	659	244	415

	1,073	392	681

The Group classified future minimum lease receivables between one and five years of US$832,000 (2011: US$415,000) as Other Assets, see Note 14. Under the terms of the lease arrangements, no contingent rents are receivable.

(ii) Operating lease commitments – Group as lessor

The Group has leased a facility consisting of 9,000 square feet in Dublin, Ireland. This property has been sub-let by the Group. The lease contains a clause to enable upward revision of the rent charge on a periodic basis. The Group also leases instruments under operating leases as part of its business.

Future minimum rentals receivable under non-cancellable operating leases are as follows:

	December 31, 2012 US$’000
	Land and buildings	Instruments	Total
Less than one year	232	4,641	4,873
Between one and five years	636	2,323	2,959
More than five years	—	—	—

	868	6,964	7,832

	December 31, 2011 US$’000
	Land and buildings	Instruments	Total
Less than one year	252	7,495	7,747
Between one and five years	939	3,869	4,808
More than five years	—	—	—

	1,191	11,364	12,555

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

17.	CASH AND CASH EQUIVALENTS

	December 31, 2012 US$’000	December 31, 2011 US$’000
Cash at bank and in hand	11,482	3,210
Short-term deposits	63,465	67,875

Cash and cash equivalents in the statements of cash flows	74,947	71,085

18.	CAPITAL AND RESERVES

Share capital

In thousands of shares	Class ‘A’ Ordinary shares 2012	Class ‘A’ Ordinary shares 2011
In issue at January 1	85,321	84,117
Issued for cash	2,483	1,204
Conversion of ‘B’ shares during the year	700	—
Bonus issue arising on ‘B’ share conversion	490	—

In issue at December 31	88,994	85,321

In thousands of shares	Class ‘B’ Ordinary shares 2012	Class ‘B’ Ordinary shares 2011
In issue at January 1	700	700
Issued for cash	—	—
Conversion to ‘A’ shares during the year	(700)

In issue at December 31	—	700

In thousands of shares	Class ‘A’ Treasury shares 2012	Class ‘A’ Treasury shares 2011
Balance at January 1	2,437	—
Purchased during the year	1,829	2,437
Issued as part of acquisitions made during the year	(1,631)	—

Balance at December 31	2,635	2,437

The Group had authorised share capital of 200,700,000 ‘A’ ordinary shares of US$0.0109 each (2011: 200,000,000 ‘A’ ordinary shares of US$0.0109 each) and Nil ‘B’ ordinary shares (2011: 700,000 ‘B’ ordinary shares of US$0.0109 each) as at December 31, 2012.

(a)	During 2012, the Group issued 2,483,000 ‘A’ Ordinary shares from the exercise of warrants and employee options for a consideration of US$2,505,000 settled in cash. The Group incurred costs of US$76,000 in connection with the issue of shares.

(b)	An Extraordinary General Meeting (‘EGM’) of the Company was held on 27 September 2012 and, at this meeting, it was approved by the shareholders that the 700,000 existing ‘B’ Ordinary Shares be redesignated as ‘A’ Ordinary Shares. It was further approved that a bonus issue of 490,000 ‘A’ Ordinary Shares be allocated to the existing ‘B’ Ordinary Shareholders on the basis of 7,000 ‘A’ Ordinary Shares per existing holding of 10,000 ‘B’ Ordinary Shares and that, following this, the Class ‘B’ Shareholding be cancelled.

Prior to this EGM, the ‘B’ Ordinary Shares had two votes per share and had the right to participate in any liquidation or sale of the Group and to receive dividends as if each Class ‘B’ Ordinary Share were two Class ‘A’ Ordinary Shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

18.	CAPITAL AND RESERVES (CONTINUED)

(c)	During 2012, the Group purchased 1,829,000 ‘A’ Ordinary shares (457,000 ADS’s) ‘Treasury shares’. The total cost of these shares was US$5,343,000.

(d)	The Group acquired Fiomi Diagnostics AB (see Note 24) during the year. As part of the purchase consideration, the Group issued 1,631,000 ‘A’ Ordinary Shares (408,000 ADS’s). These shares were issued out of the Group’s existing Treasury Share holding.

(e)	Following shareholder approval at the 2012 AGM, the Board approved the payment of a final dividend of 15 cents per ADS in respect of the 2011 financial year (10 cents per ADS in respect of the 2010 financial year). As provided in the Articles of Association of the Company, dividends or other distributions are declared and paid in US Dollars (see Note 28 for further information).

(f)	During 2011, the Group issued 1,204,000 ‘A’ Ordinary shares from the exercise of warrants and employee options for a consideration of US$1,189,000 settled in cash. The Group incurred costs of US$38,000 in connection with the issue of shares.

(g)	During 2011, the Group purchased 2,437,000 ‘A’ Ordinary shares (609,000 ADS’s) ‘Treasury shares’ on the open market. The total cost of these shares was US$6,094,000.

Share Premium

Following the passing of a Special Resolution of the Company in September 2010 and the approval of a petition placed before the High Court of Ireland, the Company was permitted to reduce its share premium in the amount of US$160,000,000 during 2011. This amount was, therefore, transferred to retained earnings in the 2011 financial statements.

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

In accordance with IFRS 2, 3,477,068 warrants with a fair value of US$4,529,000 (2011: 3,477,068 warrants with a fair value of US$4,529,000) have been classified as a separate reserve. There were no new warrants issued by the Group in 2012 or 2011.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions entered into but not yet crystallised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

19.	SHARE OPTIONS AND SHARE WARRANTS

Warrants

There were no warrants granted in either 2012 or 2011.

	December 31, 2012 Class ‘A’ Ordinary Shares	December 31, 2011 Class ‘A’ Ordinary Shares
Outstanding at beginning of year	1,321,744	1,672,244
Exercised	(388,624)	(350,500)

Outstanding at end of year	933,120	1,321,744

Options

Under the terms of the Company’s Employee Share Option Plans, options to purchase 9,493,598 (excluding warrants of 933,120) ‘A’ Ordinary Shares were outstanding at December 31, 2012. Under the Plans, options are granted to officers, employees and consultants of the Group at the discretion of the Compensation Committee (designated by the board of directors), under the terms outlined below.

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

DECEMBER 31, 2012

19.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

The number and weighted average exercise price of share options and warrants per ordinary share is as follows (as required by IFRS 2, this information relates to all grants of share options and warrants by the Group):

	Options and warrants	Weighted- average exercise price US$	Range US$
	‘A’ Ordinary Shares	Per ‘A’ Ordinary Share	Per ‘A’ Ordinary Share
Outstanding January 1, 2010	10,648,710	1.48	0.66 – 4.00
Granted	3,760,000	1.47	0.97 – 2.00
Exercised	(1,410,156)	1.02	0.66 – 1.78
Forfeited	(2,044,883)	1.96	0.87 – 4.00

Outstanding at end of year	10,953,671	1.44	0.66 – 4.00

Exercisable at end of year	5,226,413	1.70	0.66 – 4.00

Outstanding January 1, 2011	10,953,671	1.44	0.66 – 4.00
Granted	514,000	2.40	2.14 – 2.52
Exercised	(1,368,896)	1.16	0.66 – 1.78
Forfeited	(1,076,421)	2.59	0.87 – 4.00

Outstanding at end of year	9,022,354	1.40	0.66 – 2.80

Exercisable at end of year	5,085,431	1.39	0.66 – 2.80

Outstanding January 1, 2012	9,022,354	1.40	0.66 – 2.80
Granted	4,098,000	2.59	2.50 – 3.27
Exercised	(2,663,636)	1.17	0.66 – 2.23
Forfeited	(30,000)	1.57	1.52 – 1.65

Outstanding at end of year	10,426,718	1.93	0.66 – 3.27

Exercisable at end of year	4,389,052	1.43	0.66 – 2.80

	Options and warrants	Weighted- average exercise price US$	Range US$
	‘ADS’ Equivalent	Per ‘ADS’	Per ‘ADS’
Outstanding January 1, 2010	2,662,178	5.92	2.63 – 16.00
Granted	940,000	5.88	3.88 – 8.00
Exercised	(352,539)	4.08	2.63 – 7.12
Forfeited	(511,221)	7.84	3.48 –16.00

Outstanding at end of year	2,738,418	5.76	2.63 – 16.00

Exercisable at end of year	1,306,603	6.80	2.63 – 16.00

Outstanding January 1, 2011	2,738,418	5.76	2.63 – 16.00
Granted	128,500	9.60	8.56 – 10.08
Exercised	(342,224)	4.64	2.63 – 7.12
Forfeited	(269,105)	10.36	3.48 – 16.00

Outstanding at end of year	2,255,589	5.60	2.63 – 11.20

Exercisable at end of year	1,271,358	5.56	2.63 – 11.20

Outstanding January 1, 2012	2,255,589	5.60	2.63 – 11.20
Granted	1,024,500	10.36	10.00 –13.08
Exercised	(665,909)	4.68	2.63 – 8.92
Forfeited	(7,500)	6.28	6.08 – 6.60

Outstanding at end of year	2,606,680	7.72	2.63 – 13.08

Exercisable at end of year	1,097,263	5.72	2.63 – 11.20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

19.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

The weighted average share price per ‘A’ Ordinary share at the date of exercise for options exercised in 2012 was: US$3.13 ($12.52 per ADS), 2011: US$2.48 per ‘A’ Ordinary share (US$9.92 per ADS) and 2010: US$1.65 per ‘A’ Ordinary share (US$6.60 per ADS).

The opening share price per ‘A’ Ordinary share at the start of the financial year was US$2.54 or US$10.15 per ADS (2011: US$2.20 or US$8.80 per ADS) (2010: US$1.04 or US$4.15 per ADS) and the closing share price at December 31, 2012 was US$3.61 or US$14.42 per ADS (2011: US$2.55 or US$10.18 per ADS) (2010: US$2.20 or US$8.81 per ADS). The average share price for the year ended December 31, 2012 was US$3.03 per ‘A’ Ordinary share or US$12.10 per ADS.

A summary of the range of prices for the Company’s stock options and warrants for the year ended December 31, 2012 follows:

	Outstanding			Exercisable
Exercise price range	No. of options/warrants	Weighted- average exercise price	Weighted- average contractual life remaining (years)	No. of options/warrants	Weighted- average exercise price	Weighted- average contractual life remaining (years)
US$0.66-US$0.99	944,014	0.73	3.06	877,346	0.71	2.98
US$1.00-US$2.05	4,206,372	1.46	3.25	2,660,706	1.43	2.55
US$2.06-US$2.99	5,112,332	2.49	5.40	851,000	2.21	1.57
US$3.00-US$4.00	164,000	3.21	6.48	—	—	—

	10,426,718			4,389,052

	Outstanding			Exercisable
Exercise price range	No. of options/warrants	Weighted- average exercise price	Weighted- average contractual life remaining (years)	No. of options/warrants	Weighted- average exercise price	Weighted- average contractual life remaining (years)
US$2.63-US$3.96	236,004	2.92	3.06	219,337	2.84	2.98
US$4.00-US$8.20	1,051,593	5.84	3.25	665,176	5.72	2.55
US$8.24-US$11.96	1,278,083	9.96	5.40	212,750	8.84	1.57
US$12.00-US$16.00	41,000	12.84	6.48	—	—	—

	2,606,680			1,097,263

The weighted-average remaining contractual life of options and warrants outstanding at December 31, 2012 was 4.34 years (2011: 3.73 years).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

19.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

A summary of the range of prices for the Company’s stock options and warrants for the year ended December 31, 2011 follows:

	Outstanding			Exercisable
Exercise price range	No. of options/warrants	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options/warrants	Weighted– average exercise price	Weighted-average contractual life remaining (years)
US$0.66 – US$0.99	2,203,358	0.71	4.19	1,246,685	0.71	4.04
US$1.00 – US$2.05	5,607,996	1.49	3.55	3,141,746	1.49	2.16
US$2.06 – US$2.99	1,211,000	2.25	3.71	697,000	2.25	2.01
US$3.00 – US$4.00	—	—	—	—	—	—

	9,022,354			5,085,431

	Outstanding			Exercisable
Exercise price range	No. of options/warrants	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options/warrants	Weighted– average exercise price	Weighted-average contractual life remaining (years)
US$2.63 – US$3.96	550,840	2.84	4.19	311,671	2.84	4.04
US$4.00 – US$8.20	1,401,999	5.96	3.55	785,437	5.96	2.16
US$8.24 – US$11.96	302,750	9.00	3.71	174,250	9.00	2.01
US$12.00 – US$16.00	—	—	—	—	—	—

	2,255,589			1,271,358

The recognition and measurement principles of IFRS 2 have been applied to share options granted under the Company’s Share Option Plans since November 7, 2002 which have not vested by January 1, 2005 in accordance with IFRS 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

19.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

Charge for the year under IFRS 2

The charge for the year is calculated based on the fair value of the options granted which have not yet vested.

The fair value of the options is expensed over the vesting period of the option. US$1,713,000 was charged to the statement of operations in 2012, (2011: US$1,269,000), (2010: US$1,109,000) split as follows:

	December 31, 2012 US$‘000	December 31, 2011 US$‘000	December 31, 2010 US$‘000
Share-based payments – cost of sales	38	34	29
Share-based payments – selling, general and administrative	1,675	1,235	1,080

Total	1,713	1,269	1,109

The total share based payments charge for the year was US$2,640,000. However, a total of US$927,000 (2011: US$278,000) (2010: US$131,000) of share based payments were capitalised in intangible development project assets during the year.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a trinomial model. The following are the input assumptions used in determining the fair value of share options granted in 2012, 2011 and 2010:

	Key management personnel	Other employees	Key management personnel	Other employees	Key management personnel	Other employees
	2012	2012	2011	2011	2010	2010
Weighted average fair value at measurement date per ‘A’ share / (per ADS)	US$1.21 / (US$4.84)	US$1.18 / (US$4.72)	—	US$1.25 / (US$5.00)	US$0.86 / (US$3.44)	US$0.72 / (US$2.88)

Total ‘A’ share options granted / (ADS’s equivalent)	2,540,000 / (635,000)	1,558,000 / (389,500)	—	514,000 / (128,500)	2,500,000 / (625,000)	1,220,000 / (305,000)

Weighted average share price per ‘A’ share / (per ADS)	US$2.52 / (US$10.08)	US$2.67 / (US$10.68)	—	US$2.37 / (US$9.48)	US$1.53 / (US$6.12)	US$1.34 / (US$5.36)

Weighted average exercise price per ‘A’ share / (per ADS)	US$2.52 / (US$10.08)	US$2.67 / (US$10.68)	—	US$2.37 / (US$9.48)	US$1.53 / (US$6.12)	US$1.34 / (US$5.36)

Weighted average expected volatility	62.54%	62.02%	—	66.30%	64.86%	68.97%

Weighted average expected life	4.88	4.18	—	4.52	5.34	4.33

Weighted average risk free interest rate	0.87%	0.61%	—	1.50%	2.04%	1.78%

Expected dividend yield	1%	1%	—	1%	0%	0%

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

DECEMBER 31, 2012

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

Finance lease liabilities

There were no finance lease liabilities as at December 31, 2012.

	Note	December 31, 2012 US$’000	December 31, 2011 US$’000
Current liabilities
Finance lease liabilities		—	108

		—	108

	December 31, 2011 US$’000
	Minimum lease payments	Interest	Principal
Less than one year	110	2	108
In more than one year, but not more than two	—	—	—
In more than two years but not more than five	—	—	—

	110	2	108

Under the terms of the lease arrangements, no contingent rents are payable.

Terms and debt repayment schedule

The terms and conditions of outstanding interest bearing loans and borrowings at December 31, 2012 and December 31, 2011 are as follows:

Facility	Currency	Nominal interest rate	Year of maturity	Fair Value	Carrying Value	Fair Value	Carrying Value
				December 31, 2012		December 31, 2011
Finance lease liabilities	Euro	5.16%	2010 – 2012	—	—	108	108

Total interest-bearing loans and borrowings				—	—	108	108

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

21.	TRADE AND OTHER PAYABLES

	December 31, 2012 US$’000	December 31, 2011 US$’000
Trade payables	4,525	3,797
Payroll taxes	283	150
Employee related social insurance	202	191
Accrued liabilities	6,564	7,180
Deferred income	250	271

	11,824	11,589

22.	PROVISIONS

	December 31, 2012 US$’000	December 31, 2011 US$’000
Provisions	50	50

Movement on provisions during the year is as follows:

	December 31, 2012 US$’000	December 31, 2011 US$’000
Balance at January 1	50	50
Provisions released during the year	—	—

Balance at December 31	50	50

During 2012 the Group experienced no significant product warranty claims. However, the Group believes that it is appropriate to retain a product warranty provision to cover any future claims. The provision at December 31, 2012 represents the estimated cost of product warranties, the exact amount which cannot be determined. US$50,000 represents management’s best estimate of these obligations at December 31, 2012.

23.	OTHER PAYABLES DUE AFTER ONE YEAR

	December 31, 2012 US$’000	December 31, 2011 US$’000
Other payables	1,000	10
Deferred Consideration	3,318	—

	4,318	10

The deferred consideration payable arises as a result of the acquisition of Fiomi Diagnostics AB in Q1, 2012 and is shown net of deferred interest expense of $97,000. For further information on the acquisition of Fiomi Diagnostics, please refer to Note 24.

Other payables in 2012 are entirely comprised of amounts relating to contracted technology licence payments arising as a result of the Fiomi Diagnostics acquisition (See Note 24).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

24.	BUSINESS COMBINATIONS

2012 Acquisition

In February, 2012, the Group acquired 100% of the common stock of Fiomi Diagnostics AB (‘Fiomi’).

Fiomi, which is based in Uppsala, Sweden, is at an advanced stage in developing a range of point-of-care cardiac assays based on micro-pillar technology. This technology is capable of providing extremely sensitive, highly reproducible, quantitative, multiplexed results making it significantly more accurate than the current established point-of-care tests in the market.

Goodwill recognised during 2012 in respect of the Fiomi Diagnostics AB acquisition amounted to US$7,061,000 and comprised:

	Book values US$’000	Fair value adjustments US$’000	Fair value US$’000	Purchase Consideration* US$’000	Goodwill US$’000
Fiomi Diagnostics AB
Property, plant & equipment	43	—	43
Intangible assets	4,130	4,348	8,478
Trade & other receivables	78	—	78
Cash	44	—	44

	4,295	4,348	8,643

Trade & other payables	(646)	—	(646)
Other non-current liabilities	(1,000)	—	(1,000)
Deferred tax liability	—	(1,131)	(1,131)

	(1,646)	(1,131)	(2,777)

Total identifiable net assets at fair value			5,866	12,927	7,061

*Purchase Consideration	US$‘000
Cash Paid	5,624
Shares Transferred as part of consideration	4,070
Contingent consideration liability (net present value)	3,233

Total Purchase Consideration	12,927

Under the terms of the purchase agreement, the previous owners of Fiomi are entitled to additional consideration which is based on the CE Marking, FDA submission and approval of a Troponin I assay. At the acquisition date, the net present value of this contingent consideration was estimated to be US$3,233,000 (net of interest of $182,000) and this remains the most likely outcome as at December 31, 2012.

The fair value of the in-process research and development (IPR&D) intangible asset was estimated using the discounted cash flow method of the income approach. Under this method, an intangible asset’s fair value is equal to the present value of the after-tax cash flows attributable solely to the intangible asset over its remaining useful life. To calculate fair value, we estimated the present value of cash flows discounted at rates commensurate with the inherent risks associated with that type of asset. The valuation model used to estimate the fair value of the IPR&D reflects significant assumptions regarding the estimates a market participant would make in order to evaluate a diagnostic assay development asset, including (a) the estimated net revenues, (b) market size and market growth projections, (c) royalty percentage, and (d) a discount rate. The major risks and uncertainties associated with the timely and successful completion of the IPR&D projects include legal risk and regulatory risk. The Group recognised US$4,348,000 of IPR&D as part of the Fiomi acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

24.	BUSINESS COMBINATIONS (CONTINUED)

Development of the Troponin I cardiac assay requires various levels of in-house and external testing, clinical trials and approvals from the FDA or comparable foreign regulatory authorities before it could be commercialized in the U.S. or other territories. Assuming successful results in clinical trials and regulatory approval, we expect to commercially launch the cardiac assay in 2014. The estimated costs to complete the project represent management’s best estimate of expected costs, but are subject to change based on additional information to be received as development activities advance.

IPR&D is tested for impairment on an annual basis, in the fourth quarter, or more frequently if impairment indicators are present, using projected discounted cash flow models. If IPR&D becomes impaired or is abandoned, the carrying value of the IPR&D is written down to its revised fair value with the related impairment charge recognized in the period in which the impairment occurs. If the fair value of the asset becomes impaired as the result of unfavorable data from any ongoing or future clinical trial, changes in assumptions that negatively impact projected cash flows, or because of any other information regarding the prospects of successfully developing or commercializing our programs, we could incur significant charges in the period in which the impairment occurs. The valuation techniques utilized in performing impairment tests incorporate significant assumptions and judgments to estimate the fair value, as described above. The use of different valuation techniques or different assumptions could result in materially different fair value estimates. We did not recognize any impairment charges related to IPR&D during the years ended December 31, 2012, 2011 and 2010.

The fair value of the trade and other receivables amounts to US$78,000 (i.e. the book value on the date of acquisition). None of the trade and other receivables have been impaired as all of these receivables have been collected by the Company as at December 31, 2012.

Trade and other payables have been valued at US$646,000 and other non-current liabilities, comprising contracted licence fees for technology, have been valued at US$1,000,000.

The goodwill of US$7,061,000 represents the future economic benefits arising from the acquisition that have not been individually identified and separately recognised. None of the goodwill recognised is expected to be deductible for income tax purposes.

Transaction costs of US$90,000 have been expensed during the year and are included within selling, general and administrative expenses.

During the year, Fiomi was engaged entirely in the development of its point-of-care cardiac marker assays and, as such, all costs incurred by Fiomi during the year were capitalised to these projects. Fiomi has yet to make its first commercial sale and did not contribute to the Group’s revenue in the current financial year. As a result of these factors, Fiomi did not contribute to the Group’s profit for the year ended December 31, 2012 and therefore there is no material difference between the profits and revenue which Fiomi would have contributed, had the acquisition taken place as of the beginning of the financial year.

The key terms of the acquisition are as follows:

•	An up-front cash payment of US$5.6m;

•	The transfer of 408,000 Trinity Biotech ADS’s as at the acquisition date (fair value of US$4.1m); and

•	Contingent cash consideration of US$3.4m.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

24.	BUSINESS COMBINATIONS (CONTINUED)

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

Under the terms of the purchase agreement, the previous owners of Phoenix Bio-tech are entitled to additional consideration based on the growth of the acquired products in the 5 year period after the date of acquisition. At the acquisition date, the net present value of this contingent consideration was estimated to be US$172,000. The contingent consideration liability reduced by US$22,000 during 2012 to US$150,000 due to a payment made in respect of 2011 sales. As at December 31, 2012 there was no change in the range of outcomes expected in respect of the contingent consideration.

Acquisitions 2010

There were no acquisitions made by the Group in 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

25.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

The Group has no capital commitments authorised and contracted for as at December 31, 2012 (2011: US$Nil).

(b)	Leasing Commitments

The Group leases a number of premises under operating leases. The leases typically run for periods up to 25 years. Lease payments are reviewed periodically (typically on a 5 year basis) to reflect market rentals. Operating lease commitments payable during the next 12 months amount to US$2,699,000 (2011: US$2,388,000) payable on leases of buildings at Dublin and Bray, Ireland, Jamestown, New York, Acton, Massachusetts, Carlsbad, California, Uppsala, Sweden and Sao Paulo, Brazil. US$317,000 (2011: US$91,000) of these operating lease commitments relates to leases whose remaining term will expire within one year, US$123,000 (2011: US$Nil) relates to leases whose remaining term expires between one and two years, US$719,000 (2011: US$505,000) between two and five years and the balance of US$1,540,000 (2011: US$1,792,000) relates to leases which expire after more than five years. See Note 26 for related party leasing arrangements.

Future minimum operating lease commitments with non-cancellable terms in excess of one year are as follows:

Year ended 2012 Operating leases US$’000
2013	2,699
2014	2,371
2015	2,071
2016	1,737
2017	1,540
Later years	20,520

Total lease obligations	30,938

Year ended 2011 Operating leases US$’000
2012	2,388
2013	2,315
2014	2,306
2015	2,102
2016	1,733
Later years	23,365

Total lease obligations	34,209

For future minimum finance lease commitments, in respect of which the lessor has a charge over the related assets, see Note 20.

(c)	Bank Security

The Group repaid in full its bank borrowings in April 2010, at which point all previous charges against Group assets were released.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

25.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(d)	Section 17 Guarantees

Pursuant to the provisions of Section 17, Irish Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, Trinity Research Limited, Benen Trading Limited and Trinity Biotech Financial Services Limited subsidiary undertakings in the Republic of Ireland, for the financial year to December 31, 2011 and, as a result, these subsidiary undertakings have been exempted from the filing provisions of Section 17, Irish Companies (Amendment) Act, 1986. Where the Company enters into these guarantees of the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the company will be required to make a payment under the guarantee. The Company does not enter into financial guarantees with third parties.

(e)	Government Grant Contingencies

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at December 31, 2012. However if the income were to become repayable, the maximum amounts repayable as at December 31, 2012 would amount to US$3,333,000 (2011: US$3,271,000).

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

In November 2004, the Group entered into an agreement for a 25 year lease with JRJ for offices that have been constructed adjacent to its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$503,000) is payable from January 1, 2004. There was a rent review performed on this premises in 2009 and further to this review, there was no change to the annual rental charge.

In December 2007, the Group entered into an agreement with Mr. O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a rate of €17.94 per square foot (including fit out) giving a total annual rent of €787,000 (US$1,038,000).

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe at the time that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises.

Compensation of key management personnel of the Group

At December 31, 2012 and December 31, 2011 the key management personnel of the Group were made up of four key personnel: the three executive directors; Mr. Ronan O’Caoimh, Mr. Rory Nealon and Dr. Jim Walsh and Mr. Kevin Tansley, our Chief Financial Officer/Company Secretary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

26.	RELATED PARTY TRANSACTIONS (CONTINUED)

Compensation for the year ended December 31, 2012 of these personnel is detailed below:

	December 31, 2012	December 31, 2011
	US$’000	US$’000
Short-term employee benefits	1,473	1,788
Performance related bonus	481	416
Post-employment benefits	304	145
Share-based compensation benefits	1,689	887

	3,947	3,236

Note 6 includes non executive directors’ fees of US$300,000 (2011: US$306,000) and share-based compensation benefits of US$177,000 (2011: US$97,000). Note 6 excludes the compensation costs of the Chief Financial Officer comprising total remuneration of US$476,000 (2011: US$444,000) and share-based compensation of US$367,000 (2011: US$198,000). Total directors’ remuneration is also included in “personnel expenses” (Note 7). Directors’ compensation includes payments made to Darnick Company.

Directors’ and Company Secretary’s interests in the Company’s shares and share option plan

	‘A’ Ordinary Shares	Share options
At January 1, 2012	5,534,706	5,753,759
Exercised	235,000	(1,590,000)
Granted	—	2,540,000
Expired Options	—	—
Shares purchased/(sold) during the year	(46,400)	—

At December 31, 2012	5,723,306	6,703,759

	‘A’ Ordinary Shares	Share options
At January 1, 2011	5,531,106	7,352,089
Exercised	—	(664,580)
Granted	—	—
Expired Options	—	(933,750)
Shares purchased/(sold) during the year	3,600	—

At December 31, 2011	5,534,706	5,753,759

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

There were no director loans advanced during 2012 or 2011.

In June 2009, the Board approved the payment of a dividend of $2,830,000 by Trinity Research Limited to Rayville Limited on the ‘B’ shares held by it. This amount was then lent back by Rayville to Trinity Research Limited. As the dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2011 and 2012 consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

26.	RELATED PARTY TRANSACTIONS (CONTINUED)

The amount of payments to Rayville included in compensation expense was US$2,149,000, US$1,422,000 and US$231,000 for 2010, 2011 and 2012 respectively, of which US$1,431,000, US$1,395,000 and US$206,000 respectively related to the key management personnel of the Group. There were no dividends payable to Rayville Limited as at December 31, 2012, 2011 or 2010. All of the US$231,000 of payments made to Rayville Limited in 2012 represented repayments of the loan to Trinity Research Limited referred to above.

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

Effective interest rate and repricing analysis

The following table sets out all interest-earning financial assets and interest bearing financial liabilities held by the Group at December 31, indicating their effective interest rates and the period in which they re-price:

As at December 31, 2012 US$’000	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6-12 mths US$’000	1-2 years US$’000	2-5 years US$’000
Cash and cash equivalents	17	2.5%	74,947	14,905	60,042	—	—
Deferred Consideration	23	3.1%	(3,318)	—	—	(3,318)	—

Total			71,629	14,905	60,042	(3,318)	—

As at December 31, 2011 US$’000	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6-12 mths US$’000	1-2 years US$’000	2-5 years US$’000
Cash and cash equivalents	17	3.0%	71,085	71,085	—	—	—
Deferred Consideration	14/16	3.1%	11,138	11,138	—	—	—
Finance lease liabilities – fixed	20	5.06%	(108)	—	(108)	—	—

Total			82,115	82,223	(108)	—	—

The effective interest rate on all loans and borrowings is the same as the actual interest rates.

Interest rate risk

Year-end cash and cash equivalents amounted to US$74,947,000 (2011: US$71,085,000) which attracted an average rate of interest of 2.5% (2011: 3.0%).

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$749,000 (2011: US$711,000) and would not affect the interest expense (2011: nil impact also) resulting in an increase in interest income of US$749,000 (2011: increase in interest income of US$711,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Interest rate profile of financial assets / liabilities

The interest rate profile of financial assets/liabilities of the Group was as follows:

	December 31, 2012 US$ ‘000	December 31, 2011 US$ ‘000
Fixed rate instruments
Fixed rate financial liabilities	(3,318)	(108)
Financial assets (deferred consideration) Financial assets (cash and short-term deposits)	— 60,042	11,138 —
Variable rate instruments
Financial assets (cash and short-term deposits)	14,905	71,085

	71,629	82,115

In 2012, the fixed rate financial liabilities consist of deferred consideration arising as a result of the Fiomi acquisition (see Note 24). In 2011, fixed rate financial liabilities were entirely comprised of finance lease obligations. The weighted average interest rate and weighted average period for which the rate is fixed is as follows:

	December 31, 2012	December 31, 2011
Fixed rate financial liabilities
Weighted average interest rate	3.1%	5.06%
Weighted average period for which rate is fixed	1.52 years	0.61 years

Financial assets comprise cash and cash equivalents as at December 31, 2012 and cash and cash equivalents and deferred consideration as at December 31, 2011 (see Note 16 & 17).

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial liabilities at fair value through profit and loss. Therefore a change in interest rates at December 31, 2012 would not affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates at the reporting date would have no effect on profit or loss for the period. This assumes that all other variables, in particular foreign currency rates, remain constant.

Fair Values

The table below sets out the Group’s classification of each class of financial assets/liabilities and their fair values:

	Note	Loans and receivables	Liabilities at amortised cost	Total carrying amount	Fair Value
December 31, 2012
Trade receivables	16	12,615	—	12,615	12,615
Cash and cash equivalents	17	74,947	—	74,947	74,947
Finance lease receivable	14, 16	1,223	—	1,223	1,223
Net Deferred Consideration Payable (‘Fiomi’)	23	—	(3,318)	(3,318)	(3,318)
Other Payables	23	—	(1,000)	(1,000)	(1,000)
Deferred Consideration (Phoenix Bio-tech)	24	—	(150)	(150)	(150)
Trade and other payables (excluding deferred revenue)	21	—	(11,574)	(11,574)	(11,574)
Provisions	22	—	(50)	(50)	(50)

		88,785	(16,092)	72,693	72,693

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

	Note	Loans and receivables	Liabilities at amortised cost	Total carrying amount	Fair Value
December 31, 2011
Trade receivables	16	10,700	—	10,700	10,700
Cash and cash equivalents	17	71,085	—	71,085	71,085
Finance lease receivable	14,16	681	—	681	681
Net Deferred Consideration Receivable	14,16	11,138	—	11,138	11,138
Finance lease liabilities	20	—	(108)	(108)	(108)
Trade and other payables (excluding deferred revenue)	21	—	(11,318)	(11,318)	(11,318)
Other payables	23	—	(10)	(10)	(10)
Provisions	22	—	(50)	(50)	(50)

		93,604	(11,486)	82,118	82,118

Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, where applicable, based on observable market rates plus a premium which reflects the risk profile of the Group at the reporting date, were as follows:

	December 31, 2012	December 31, 2011
Deferred Consideration	3.10%	3.10%
Leases	—	5.02% - 5.29%

There was no significant difference between the fair value and carrying value of the Group’s trade receivables and trade and other payables at December 31, 2012 and December, 31 2011 as all fell due within 6 months.

Liquidity risk

The Group’s operations are cash generating. Short-term flexibility is achieved through the management of the Group’s short-term deposits.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As at December 31, 2012 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000
Financial liabilities
Trade & other payables	12,824	12,824	12,824	—	—	—

	12,824	12,824	12,824	—	—	—

As at December 31, 2011 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000
Financial liabilities
Finance lease liabilities – fixed	108	110	79	31	—	—
Trade & other payables	11,589	11,589	11,589	—	—	—

	11,697	11,699	11,668	31	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Foreign exchange risk

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, where considered necessary, the Group pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered Euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro forecasted transactions. Forward contracts normally have maturities of less than one year after the balance sheet date. There were no forward contracts in place as at December 31, 2012.

The Group had foreign currency denominated cash balances equivalent to US$1,316,000 at December 31, 2012 (2011: US$413,000).

The Group states its forward exchange contracts at fair value in the balance sheet. The Group classifies its forward exchange contracts as hedging forecasted transactions and thus accounts for them as cash flow hedges. During 2012 and 2011, changes in the fair value of these contracts were recognized in equity and then in the case of contracts which were exercised during 2012 and 2011, the cumulative gain or losses were transferred to the statement of operations.

There were no forward exchange contracts in place at December 31, 2012. The fair value of the forward exchange contract in place at December 31, 2011 amounted to a liability of US$7,000.

Sensitivity analysis

A 10% strengthening of the US Dollar against the following currencies at December 31, 2012 would have increased/ (decreased) profit or loss and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss US$’000	Other equity movements US$’000
December 31, 2012
Euro	1,325	—

December 31, 2011
Euro	1,101	(140)

A 10% weakening of the US Dollar against the above currencies at December 31, 2012 and December 31, 2011 would have the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk is as follows:

	Carrying Value December 31, 2012 US$’000	Carrying Value December 31, 2011 US$’000
Third party trade receivables	12,615	10,700
Finance lease income receivable	1,223	681
Cash & cash equivalents	74,947	71,085
Net Deferred Consideration	—	11,138

	88,785	93,604

The maximum exposure to credit risk for trade receivables and finance lease income receivable by geographic location is as follows:

	Carrying Value December 31, 2012 US$’000	Carrying Value December 31, 2011 US$’000
United States	7,971	7,105
Euro-zone countries	1,343	665
UK	262	316
Other European countries	112	149
Other regions	4,150	3,146

	13,838	11,381

The maximum exposure to credit risk for trade receivables and finance lease income receivable by type of customer is as follows:

	Carrying Value December 31, 2012 US$’000	Carrying Value December 31, 2011 US$’000
End-user customers	5,841	6,947
Distributors	7,657	4,129
Non-governmental organisations	340	305

	13,838	11,381

Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

Impairment Losses

The ageing of trade receivables at December 31, 2012 is as follows:

In thousands of US$	Gross 2012	Impairment 2012	Gross 2011	Impairment 2011
Not past due	8,554	30	7,901	9
Past due 0-30 days	2,999	5	2,392	11
Past due 31-120 days	573	2	380	12
Greater than 120 days	2,009	1,483	1,534	1,475

	14,135	1,520	12,207	1,507

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

In thousands of US$	2012	2011	2010
Balance at January 1	1,507	1,443	855
Charged to costs and expenses	72	64	717
Charged to other accounts	—	499	—
Amounts recovered during the year	—	(86)	(13)
Amounts written off during the year	(59)	(413)	(116)

Balance at December 31	1,520	1,507	1,443

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

Although at December 31, 2012 the Group has no debt, it maintains a relationship with a number of lending banks and Trinity Biotech is listed on the NASDAQ which allows the Group to raise funds through equity financing where necessary.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

28.	DIVIDENDS PAID

A dividend of 15 cents per ADS was approved and paid during 2012 in respect of the 2011 financial year (10 cents per ADS approved and paid in 2011 in respect of the 2010 financial year).

	2012 US$’000	2011 US$’000
Declared and paid during the year:
Dividends on ordinary shares:

Final dividend in respect of FY 2011: US$0.0375 per ‘A’ share (US$0.15 per ADS) (FY 2010: US$0.10).	3,224	2,145

The dividend payable in respect of the 2012 financial year will be proposed by the Directors prior to the next AGM, to be held in May 2013.

29.	POST BALANCE SHEET EVENTS

There are no other matters or circumstances that have arisen since the end of the year that have significantly affected or may significantly affect either:

•	The entity’s operations in future financial years;

•	The results of those operations in future financial years; or

•	The entity’s state of affairs in future financial years.

30.	ACCOUNTING ESTIMATES AND JUDGEMENTS

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

Key sources of estimation uncertainty

Note 12 contains information about the assumptions and the risk factors relating to goodwill impairment. Note 19 outlines information regarding the valuation of share options and warrants. Note 24 outlines the valuation techniques used by the Company in determining the fair value of business combinations. In Note 27, detailed analysis is given about the interest rate risk, credit risk, liquidity risk and foreign exchange risk of the Group.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

30.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Acquired in-process research and development (IPR&D) is valued at its fair value at acquisition date in accordance with IFRS 3. The Company determines this fair value by adopting the income approach valuation technique. Once the fair value has been determined, the Company will recognise the IPR&D as an intangible asset when it: (a) meets the definition of an asset and (b) is identifiable (i.e. is separable or arises from contractual or other legal rights).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

30.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

Note 13 to the consolidated financial statements outlines the basis for the deferred tax assets and liabilities and includes details of the unrecognized deferred tax assets at year end. The Group derecognized deferred tax assets arising on unused tax losses except to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilized before they expire. The derecognition of these deferred tax assets was considered appropriate in light of the increased tax losses caused by the restructuring and uncertainty over the timing of the utilization of the tax losses. Except for the derecognition of deferred tax assets there were no material changes in estimates used to calculate the income tax expense provision during 2012, 2011 or 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

31.	GROUP UNDERTAKINGS

The consolidated financial statements include the financial statements of Trinity Biotech plc and the following principal subsidiary undertakings:

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Trinity Biotech plc IDA Business Park, Bray Co. Wicklow, Ireland	Investment and holding company	Ireland	Holding company

Trinity Biotech Manufacturing Limited IDA Business Park, Bray Co. Wicklow, Ireland	Manufacture and sale of diagnostic test kits	Ireland	100%

Trinity Research Limited IDA Business Park, Bray Co. Wicklow, Ireland	Research and development	Ireland	100%

Benen Trading Limited IDA Business Park, Bray Co. Wicklow, Ireland	Trading	Ireland	100%

Trinity Biotech Manufacturing Services Limited IDA Business Park, Bray Co. Wicklow, Ireland	Engineering services	Ireland	100%

Trinity Biotech Luxembourg Sarl 49, route d’Arlon, L-1140 Luxembourg	Investment and provision of financial services	Luxembourg	100%

Trinity Biotech Inc Girts Road, Jamestown, NY 14702 USA	Holding Company	U.S.A.	100%

Clark Laboratories Inc Trading as Trinity Biotech (USA) Girts Road, Jamestown NY14702, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Mardx Diagnostics Inc 5919 Farnsworth Court Carlsbad CA 92008, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Fitzgerald Industries International, Inc 2711 Centerville Road, Suite 400 Wilmington, New Castle Delaware, 19808, USA	Management services company	U.S.A.	100%

Biopool US Inc (trading as Trinity Biotech Distribution) Girts Road, Jamestown NY14702, USA	Sale of diagnostic test kits	U.S.A.	100%

Primus Corporation 4231 E 75th Terrace Kansas City, MO 64132, USA	Manufacture and sale of diagnostic test kits and instrumentation	U.S.A.	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

31.	GROUP UNDERTAKINGS (CONTINUED)

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Phoenix Bio-tech Corp. 1166 South Service Road West Oakville, ON L6L 5T7 Canada.	Manufacture and sale of diagnostic test kits	Canada	100%

Fiomi Diagnostics Holding AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Holding Company	Sweden	100%

Fiomi Diagnostics AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Research and development	Sweden	100%

Trinity Biotech Do Brasil Rua Claudio Soares Sao Paulo Brazil	Sale of diagnostic test kits	Brazil	100%

32.	AUTHORISATION FOR ISSUE

These Group consolidated financial statements were authorised for issue by the Board of Directors on April 5, 2013.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

TRINITY BIOTECH PLC

By:	/s/ RONAN O’CAOIMH
Mr Ronan O’Caoimh
Director/
Chief Executive Officer

Date: April 5, 2013

By:	/s/ KEVIN TANSLEY
Mr Kevin Tansley
Company secretary/
Chief Financial Officer

Date: April 5, 2013

Item 19	Exhibits

Exhibit No.	Description of Exhibit
4(a)	Fiomi Diagnostics AB Share Purchase Agreement (incorporated by reference to Exhibit 4(a) of Trinity Biotech Plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

10(c)	Purchase and Sale Agreement of the Diagnostic Coagulation Business (incorporated by reference to Exhibit 10c of Trinity Biotech Plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010).

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm (GT)