Form 20-F
period 2013-12-31
TRINITY BIOTECH PLC
filed 2014-04-09
CIK 888721

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Kevin Tansley

Chief Financial Officer

Tel: +353 1276 9800

Fax: +353 1276 988

8IDA Business Park, Bray, Co. Wicklow, Ireland

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

92,296,506 Class ‘A’ Ordinary Shares

(as of December 31, 2013)

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

Our financial statements are presented in US Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The IFRS applied are those effective for accounting periods beginning 1 January 2013. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. All references in this annual report to “Dollars” and “$” are to US Dollars, and all references to “Euro” or “€” are to European Union Euro. Except as otherwise stated herein, all monetary amounts in this annual report have been presented in US Dollars. For presentation purposes all financial information, including comparative figures from prior periods, have been stated in round thousands.

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

The following selected consolidated financial data of Trinity Biotech as at December 31, 2013 and 2012 and for each of the years ended December 31, 2013, 2012 and 2011 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto set forth in Item 18 of this annual report. The selected consolidated financial data as at December 31, 2011, 2010 and 2009 and for the years ended December 31, 2010 and December 31, 2009 are derived from the audited consolidated financial statements not appearing in this Annual Report. This data should be read in conjunction with the financial statements, related notes and other financial information included elsewhere herein.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

	Year ended December, 31
	2013 Total US$‘000	2012 Total US$‘000	2011 Total US$‘000	2010 Total US$‘000	2009 Total US$‘000
Revenues	91,216	82,510	77,948	89,635	125,907
Cost of sales*	(45,996)	(40,257)	(37,820)	(45,690)	(68,891)

Gross profit	45,220	42,253	40,128	43,945	57,016
Other operating income	532	468	910	1,616	437
Research and development expenses	(3,691)	(3,130)	(3,206)	(4,603)	(7,341)

Total research and development expenses	(3,691)	(3,130)	(3,206)	(4,603)	(7,341)
Selling, general and administrative expenses	(33,066)	(22,425)	(22,048)	(26,929)	(36,013)

Total selling, general and administrative expenses	(33,066)	(22,425)	(22,048)	(26,929)	(36,013)
Net gain on divestment of business and restructuring expenses	—	—	—	46,474	—
Operating profit	8,995	17,166	15,784	60,503	14,099
Financial income	1,276	2,280	2,428	1,352	8
Financial expenses	(51)	(88)	(12)	(495)	(1,192)

Net financing income/(costs)	1,225	2,192	2,416	857	(1,184)

Profit before tax	10,220	19,358	18,200	61,360	12,915
Income tax expense	(574)	(2,017)	(2,607)	(942)	(1,091)

Profit for the year (all attributable to owners of the parent)	9,646	17,341	15,593	60,418	11,824

Basic earnings per ADS (US Dollars)	0.44	0.81	0.73	2.85	0.57
Diluted earnings per ADS (US Dollars)	0.41	0.77	0.70	2.79	0.57
Basic earnings per ‘A’ ordinary share (US Dollars)	0.11	0.20	0.18	0.71	0.14
Diluted earnings per ‘A’ ordinary share (US Dollars)	0.10	0.19	0.18	0.70	0.14

Weighted average number of shares used in computing basic EPS per ‘A’ ordinary share	87,746,588	85,675,284	85,171,494	84,734,378	83,737,884
Weighted average number of shares used in computing diluted EPS per ‘A’ ordinary share	93,712,698	89,773,616	88,912,596	86,661,535	83,772,094

*	Cost of sales for 2013 includes Medical Device Excise Tax of US$691,000 (2012: US$Nil).

Consolidated Balance Sheet Data

	December 31, 2013 US$’000	December 31, 2012 US$’000	December 31, 2011 US$’000	December 31, 2010 US$’000	December 31, 2009 US$’000
Net current assets (current assets less current liabilities)	55,766	97,531	101,684	89,068	42,835
Non-current liabilities	(22,499)	(15,061)	(6,838)	(7,331)	(27,500)
Total assets	226,486	197,407	171,499	160,874	132,445
Capital stock	1,170	1,134	1,106	1,092	1,080
Shareholders’ equity	183,011	169,380	151,332	141,287	79,344

A final dividend of 20 cents per ADS was paid in 2013 in respect of the financial year 2012 (15 cents per ADS paid in 2012 in respect of the financial year 2011 and 10 cents per ADS paid in 2011 in respect of the financial year 2010, no dividends were declared in the period ended December 31, 2009). The dividend payable in respect of the 2013 financial year will be proposed by the Directors prior to the next AGM, to be held in June 2014.

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

•

In developing and manufacturing our products, we employ a variety of proprietary and patented technologies. In addition, we have licensed, and expect to continue to license, various complementary technologies and methods from academic institutions and public and private companies. We cannot provide any assurance that the technologies that we own or license provide protection from competitive threats or from challenges to our intellectual property. In addition, we cannot provide any assurances that we will be successful in obtaining licences or proprietary or patented technologies in the future, or that licences granted to us by third parties will not be granted to other third parties who could potentially compete with us.

Product infringement claims by other companies could result in costly disputes and could limit our ability to sell our products.

•

Litigation over intellectual property rights is prevalent in the diagnostic industry. As the market for diagnostics continues to grow and the number of participants in the market increases, we may increasingly be subject to patent infringement claims. It is possible that a third-party may claim infringement against us. If found to infringe, we may attempt to obtain a licence to such intellectual property; however, we may be unable to do so on favorable terms, or at all. Additionally, if our products are found to infringe on third-party intellectual property, we may be required to pay damages for past infringement and lose the ability to sell certain products, causing our revenues to decrease. Any substantial loss resulting from such a claim could have a material adverse affect on our profitability and the damage to our reputation in the industry could have a material adverse affect on our business.

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

•	Trinity Biotech currently owns 13 US patents with remaining patent lives varying from two years to 17 years.

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

•

Trinity Biotech may be subject to claims for personal injuries or other damages resulting from its products or services. Trinity Biotech has global product liability insurance in place for its manufacturing subsidiaries up to a maximum of €6,500,000 (US$8,962,000) for any one accident, limited to a maximum of €6,500,000 (US$8,962,000) in any one year period of insurance. A deductible of US$25,000 is applicable to each insurance event that may arise. There can be no assurance that our product liability insurance is sufficient to protect us against liability that could have a material adverse effect on our business.

Significant interruptions in production at our principal manufacturing facilities and/or third-party manufacturing facilities would adversely affect our business and operating results.

•

Products manufactured at our facilities in Bray, Ireland, Newmarket and Cambridge, UK, Jamestown and Buffalo, New York, Kansas City, Missouri and Carlsbad, California comprised approximately 84% of revenues in 2013. Our global supply of these products and services is dependent on the uninterrupted and efficient operation of these facilities. In addition, we currently rely on a small number of third-party manufacturers to produce certain of our diagnostic products and product components. The operations of our facilities or these third-party manufacturing facilities could be adversely affected by fire, power failures, natural or other disasters, such as earthquakes, floods, or terrorist threats. Although we carry insurance to protect against certain business interruptions at our facilities, there can be no assurance that such coverage will be adequate or that such coverage will continue to remain available on acceptable terms, if at all. Any significant interruption in the Group’s or third-party manufacturing capabilities could materially and adversely affect our operating results.

We are highly dependent on our senior management team and other key employees, and the loss of one or more of these employees could adversely affect our operations.

•

Trinity Biotech’s success is dependent on certain key management personnel. Our key employees at December 31, 2013 were Ronan O’Caoimh, our CEO and Chairman, Rory Nealon, our COO, Jim Walsh, our Chief Scientific Officer and Kevin Tansley, our CFO/Company Secretary. If such key employees were to leave and we were unable to obtain adequate replacements, our operating results could be adversely affected.

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

•

A substantial portion of our operations is based in Ireland and Europe is one of our main sales territories. As a result, changes in the exchange rate between the U.S. Dollar and the Euro can have significant effects on our results of operations. Since the acquisition of Fiomi Diagnostics AB in 2012 and the blood bank screening business of Lab21 Ltd in 2013, the Group also has a currency exposure to the Swedish Krona and Sterling.

The conversion of our outstanding employee share options and warrants would dilute the ownership interest of existing shareholders.

•

The total share options and warrants exercisable at December 2013, as described in Item 18, Note 18 to the consolidated financial statements, are convertible into American Depository Shares (ADSs), 1 ADS representing 4 Class “A” Ordinary Shares. The exercise of the share options exercisable and of the warrants will likely occur only when the conversion price is below the trading price of our ADSs and will dilute the ownership interests of existing shareholders. For instance, should the options and warrant holders of the 3,018,915 ‘A’ Ordinary shares (754,729 ADSs) exercisable at December 31, 2013 be exercised, Trinity Biotech would have to issue 3,018,915 additional ‘A’ ordinary shares (754,729 ADSs). On the basis of 92,296,506 ‘A’ ordinary shares outstanding at December 31, 2013, this would effectively dilute the ownership interest of the existing shareholders by approximately 3%.

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

History and Development of the Company

Trinity Biotech (“the Group”) develops, acquires, manufactures and markets medical diagnostic products for the clinical laboratory and Point-of-Care (“POC”) segments of the diagnostic market. These products are used to detect autoimmune, infectious and sexually transmitted diseases, diabetes and disorders of the liver and intestine. The Group is also a significant provider of raw materials to the life sciences industry. The Group sells worldwide in approximately 110 countries through its own sales force and a network of international distributors and strategic partners.

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

The Group, which has its headquarters in Bray, Ireland, employs approximately 571 people worldwide and markets its portfolio of almost 400 products to customers in approximately 110 countries around the world. Trinity Biotech markets its products in the US through a direct sales force and in the rest of the world through a combination of direct selling and a network of distributors. Trinity Biotech has manufacturing facilities in Bray, Ireland, in Cambridge and Newmarket in the UK, in Jamestown and Buffalo, New York, Carlsbad, California and Kansas City, Missouri in the USA.

In 2010, the Group sold its worldwide Coagulation product line to Diagnostica Stago for US$90 million. Diagnostica Stago purchased the share capital of Trinity Biotech (UK Sales) Limited, Trinity Biotech GmbH and Trinity Biotech S.à r.l., along with Coagulation assets of Biopool US Inc. and Trinity Biotech Manufacturing Limited. Included in the sale was Trinity’s lists of Coagulation customers and suppliers, all Coagulation inventory, intellectual property and developed technology. In total, 321 Trinity employees transferred their employment to Diagnostica Stago following the sale.

The following represents the acquisitions made by Trinity Biotech in recent years:

Acquisition of Immco Diagnostics Inc

In 2013, the Group acquired 100% of the common stock of Immco Diagnostics Inc (‘Immco’) for US$32.88m.

Immco, which is headquartered in Buffalo, New York, specialises in the development, manufacture and sale of autoimmune test kits on a worldwide basis. This product line is complemented by specialised reference laboratory services in diagnostic immunology, pathology and immunogenetics, marketed to US-based hospitals and reference laboratories. For more information please refer to Item 18, Note 22.

Acquisition of Blood Bank Screening Business

In 2013, the Group acquired the blood bank screening business of Lab21 Ltd for US$7.45m.

The blood bank screening business acquired consists of a range of products for the screening of syphilis, malaria and cytomegalovirus (CMV), and is based in Cambridge and Newmarket, UK. The business includes very high quality TPHA and ELISA products for screening. For more information please refer to Item 18, Note 22.

Acquisition of Fiomi Diagnostics AB

In 2012, the Group acquired 100% of the common stock of Fiomi Diagnostics AB (‘Fiomi’) for US$12.9m.

Fiomi, which is based in Uppsala, Sweden, is developing a range of point-of-care cardiac assays based on micro-pillar technology. This technology is capable of providing extremely sensitive, highly reproducible, quantitative, multiplexed results making it significantly more accurate than the current established point-of-care tests in the market. For more information please refer to Item 18, Note 22.

In January 2014, Trinity received CE marking/EU regulatory approval of a Troponin I point-of-care test, the first test on this platform, which will be marketed under the name Meritas.

Acquisition of Phoenix Bio-tech Corp.

In 2011, the Group acquired 100% of the common stock of Phoenix Bio-tech Corporation for US$2.5 million of cash consideration and expected contingent consideration of US$172,000. Phoenix Bio-tech manufactures and sells products for the detection of syphilis.

Phoenix Bio-tech was founded in 1992 and it sells its products under the TrepSure and TrepChek labels. Prior to the acquisition, Trinity Biotech distributed Phoenix Bio-tech’s syphilis products on a non-exclusive basis in the USA. For more information please refer to Item 18, Note 22.

Principal Markets

The primary market for Trinity Biotech’s tests remains the Americas. During fiscal year 2013, the Group sold 60% (US$54.8 million) (2012: 60% or US$49.6 million) (2011: 66% or US$51.4 million) of product in the Americas. Sales to non-Americas (principally European and Asian/ African) countries represented 40% (US$36.4 million) for fiscal year 2013 (2012: 40% or US$32.9 million) (2011: 34% or US$26.5 million).

For a more comprehensive segmental analysis please refer to Item 5, “Results of Operations” and Item 18, Note 2 to the consolidated financial statements.

Principal Products

Trinity Biotech develops, acquires, manufactures and markets a wide range of clinical in-vitro diagnostic products. This product portfolio, firstly split by point of use, is then subdivided on the basis of application.

Product portfolio sub-division with associated established brand names:

Point-Of-Care		Clinical Laboratory
Infectious Disease	Emergency Medicine	Autoimmune	Infectious Disease	Haemglobins	Clinical Chemistry	Blood Bank
UniGold™	Meritas®	ImmuBlot™	Bartels®	Premier™	EZ™	Captia™
Recombigen®		ImmuGlo™	MarDx®	Ultra2TM		MicroTrak™
		ImmuLisa™	MarBlot®
		OTOblot™	MycXtra®
MycAssay™

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

UniGold™ HIV

Trinity Biotech makes a very significant contribution to the global effort to meet the challenge of HIV. The Group’s principal product is UniGold™ HIV. In Africa, UniGold™ HIV has been used for several years in voluntary counselling and testing centres (VCTs) in the sub-Saharan region where they provide a cornerstone to early detection and treatment intervention. The UniGold™ HIV brand is recognised for its quality and reliability.

In the USA, the Centres for Disease Control (CDC) recommend the use of rapid tests to control the spread of HIV/AIDS. As part of this, UniGold™ HIV is used in public health facilities, hospitals and other outreach facilities.

During 2013, the Group received FDA approval for a HIV-2 claim for the UniGold™ Recombigen® product. The approval will expand the US HIV sales potential as this product can now participate in certain health programs previously not open to it and compete more effectively in the hospital market.

The Future of Point-Of-Care at Trinity Biotech

Point-Of-Care is strategically key to the growth of Trinity Biotech in the future. The product development teams in the USA and Ireland at the end of 2013 released a number of products from the pipeline to market. The key products are Uni-Gold™ S. pneumoniae, Uni-Gold™ Legionella, Uni-Gold™ C. difficile and Uni-Gold™ Syphilis. All products are CE marked and submissions for FDA clearance for the relevant products are in preparation. Future additions to this portfolio will include; Helicobacter Pylori Antigen, Malaria and HIV.

The new point-of-care products are sold through the Trinity Biotech sales and marketing organization to clinical and reference laboratories directly in the UK and through independent distributors and strategic partners in other countries.

Clinical Laboratory

Trinity Biotech supplies the clinical laboratory segment of the in-vitro diagnostic market with a range of diagnostic tests and instrumentation which detect:

•	Autoimmune diseases;

•	Infectious diseases: Bacterial, fungal, parasitic and viral diseases;

•	HbA1c for diabetes monitoring and diagnosis; Hb Variants for the detection of Hemoglobinapothies; and

•	Clinical Chemistry: Liver & kidney disease and haemolytic anaemia.

Autoimmune

In 2013, Trinity Biotech acquired Immco Diagnostics, an autoimmunity company known for novel assay development and extensive contributions to autoimmune disease research. Immco develops, manufactures and distributes products in immunofluorescence assay (IFA), enzyme-linked immunosorbent assay (ELISA), western blot (WB) and line immunoassay (LIA) formats for diagnosis of autoimmune diseases. As a complement to the product range, the automation offering includes ELISA and IFA processors and the Immco IFA reading system, iSight. In terms of range, breadth and technical performance, the Immco IFA range is best on the market, while the EIA range is of the highest quality and very competitive with the market leaders. The Immco products are a seamless fit for the instrumentation platforms currently marketed by Trinity Biotech for ELISA and WB assays. The vast majority of the product line is FDA cleared for sale in the USA and CE marked in Europe.

The diagnostic product line is complemented by a specialized reference laboratory offering services in diagnostic immunology, pathology and immunogenetics, and marketed to US-based reference laboratories and hospitals.

The Immco product line addresses the high growth (over 10% p.a.), lower throughput, speciality autoimmune segment, where competition is limited. The principal autoimmune conditions in this segment are Rheumatoid Arthritis, Vasculitis, Lupus, Celiac and Crohn’s disease, Ulcerative Colitis, Neuropathy, Hashimoto’s and Graves disease.

The Immco products are sold through the Trinity Biotech sales and marketing organization to clinical and reference laboratories directly in the USA and via distributors in other countries. Distribution in the key European markets is through our partner Menarini Diagnostics; currently a European market leader in autoimmune testing. Products are sold in over 100 countries, with the focus on Europe and North America.

Infectious Diseases

Trinity Biotech manufactures products for niche/specialized applications in infectious diseases. The products are used with patient samples and the results generated help physicians to guide diagnosis for a broad range of infectious diseases. The key niche/specialist disease areas served by the Trinity Biotech products include: (1) Lyme disease, (2) Sexually transmitted diseases: Syphilis, Chlamydia and Herpes simplex virus (3) Respiratory infections: Legionella, Flu A&B, (4) Epstein Barr Virus, (5) fungal pathogens and (6) other viral pathogens, e.g. Measles, Mumps, Rubella and Varicella.

Trinity Biotech develops, manufactures and distributes products in immunofluorescence (IFA), enzyme-linked immunosorbent (ELISA), western blot (WB), real-time PCR and cytotoxicity assay formats for diagnosis of infectious diseases. As a complement to the product range, the automation offering includes ELISA and western blot processors. The vast majority of the infectious diseases product line is FDA cleared for sale in the USA and CE marked in Europe. Products are sold in approximately 110 countries, with the focus on North America, Europe and Asia. The infectious disease products are sold through the Trinity Biotech sales and marketing organization to clinical and reference laboratories directly in the USA and UK and through independent distributors and strategic partners in other countries.

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

Haemoglobins: HbA1c and Hb Variants

Primus Corporation, a Trinity Biotech company, focuses on products for the in-vitro diagnostic testing for haemoglobin A1c (HbA1c) used in the monitoring and diagnosis of diabetes and Hb Variants for the detection of Haemoglobinapothies. Primus manufactures a range of instrumentation using patented boronate affinity for HPLC and POC platforms as follows:

•	HbA1c: These products are the most accurate and precise methods available for diagnosis/monitoring of diabetic. A1C is also used to identify those at risk of becoming diabetic;

•

Haemoglobin Variants: The Primus Ultra[2] instrument is the most accurate, precise method for detection of haemoglobin variants which is important for screening populations for genetic abnormalities that can lead to conditions such as Sickle Cell Anaemia and Thalassemia. The Ultra[2] is unparalleled in the number of different variants it is able to detect; and

•

Neonatal Haemoglobin: The GeneSys system, designed for the detection of Haemoglobin variants in neonatal patients. This is a growing segment as more countries around the world expand their newborn screening programs.

The Premier Hb9210 was launched in Europe in the second half of 2011. Distribution is through our European partner Menarini Diagnostics, currently the European market leader in Haemoglobin testing. FDA approval was obtained in quarter 4 of 2011. In the USA, the Premier Hb9210 is being sold by our direct sales organization and our distribution partner Thermo Fisher. The Premier’s unique features, cost structure and core technology enables it to compete in most economies and settings.

The current Primus products are sold through the Trinity Biotech sales and marketing organization to clinical and reference laboratories directly in the USA and via distributors in other countries.

Blood Bank

Trinity Biotech’s blood bank screening business was acquired from Lab21 Ltd in July 2013. The business unit manufactures a number of products to screen donated blood for transfusion-transmissible infections.

The World Health Organization (WHO) estimates that there were 107 Million blood donations in 2011 and half of these were within high income countries. In these countries it is mandatory to screen for HIV, HBV, HCV and Syphilis by Nucleic Acid or Immunoassay Testing and recommends testing for other pathogens (e.g. CMV, Malaria, Chagas and HTLV) based on territory.

Trinity Biotech manufactures immunoassays for the detection of Syphilis, CMV and Malaria. These products are sold through direct and distributor sales channels and are manufactured under original equipment manufacturer (OEM) agreements for top 10 IVD businesses. The business has strong market share in Europe and is targeting growth in the United States through internal synergies and external relationships.

Emergency Medicine

Emergency Medicine refers to acute care testing, critical time-sensitive diagnostic tests which are performed in emergency rooms, STAT labs, pre/post operative units, physician office labs (POL’s) and the central laboratory.

Emergency Medicine is a strategic cornerstone of key growth for Trinity Biotech in the future. Following the acquisition of Fiomi Diagnostics, Trinity has developed a high sensitivity Troponin test capable of delivering laboratory based quality in the Emergency Room environment. The objective was to produce a test capable of meeting the Third Universal Definition of Myocardial Infarction (2007 guideline) with a testing time of no more than 15 minutes, and CE marking/EU regulatory approval was received in January 2014 with FDA submission expected to be made later in the year. With the launch and CE marking of the Meritas Troponin test these objectives have now been achieved. Thus Trinity Biotech is the first company to commercialise a fully guideline compliant product for use in the $350m Emergency Room Cardiac market. A top priority for Trinity Biotech is to expand the offering on the Meritas POC Analyzer. The focus of development is to expand the test menu to include assays for (a) heart failure; (b) pulmonary embolism; and (c) other highly valuable areas of need in Emergency Medicine.

Trinity Biotech is first launching the Meritas Troponin product for sale in Europe and other selected markets through its specialist Cardiology Distributor network.

Sales and Marketing

Trinity Biotech sells its product through its own direct sales-force in the United States. Our sales team in the United States is responsible for marketing and selling the Trinity Biotech range of clinical chemistry, point of care, infectious disease, Haemoglobins and clinical chemistry products.

Through its sales and marketing organisation in Ireland, Trinity Biotech sells:

•	Its Clinical Chemistry product range directly to hospitals and laboratories in Germany and France;

•	All products directly to hospitals and laboratories in the UK; and

•	All product lines through independent distributors and strategic partners in a further 110 countries approximately.

Competition

The diagnostic industry is very competitive. There are many companies, both public and private, engaged in the sale of medical diagnostic products and diagnostics-related research and development, including a number of well-known pharmaceutical and chemical companies. Competition is based primarily on product reliability, customer service and price. Innovation in the market is rare but significant advantage can be made with the introduction of new disease markers or innovative techniques with patent protection. The Group’s competition includes several large companies such as, but not limited to: Abbott Diagnostics, Alere Inc., Arkray, Bio-Rad, Diasorin Inc., Euroimmun, Johnson & Johnson, OraSure Technologies Inc., Phadia, Roche Diagnostics, Siemens (from the combined acquisitions of Bayer, Dade-Behring and DPC), Thermo Fisher, Tosoh and Werfen.

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

Licences

Trinity Biotech has entered into a number of key licensing arrangements including the following:

In 2013, Trinity Biotech entered into a License Agreement with a leading market participant, giving the Group access to a significant HIV-2 patent portfolio on a non-exclusive, worldwide basis. The Company recently received approval from the FDA for the HIV-2 claim on its Uni-gold™ HIV kit in the USA. Future growth in HIV revenues in the USA will result from the granting of the HIV-2 claim by the FDA, rather than from the HIV-2 licence itself.

In 2012 Trinity Biotech entered into a License Agreement with the Centre for Disease Control (CDC) in Atlanta, GA, USA for the rights to use their Cardiolipin technology in developing and producing a Syphilis rapid test.

In 2005 Trinity Biotech obtained a licence from the University of Texas for the use of Lyme antigen (Vlse), thus enabling the inclusion of this antigen in the Group’s Lyme diagnostic products. Trinity also entered a Biological Materials License Agreement with the Centre for Disease Control (CDC) in Atlanta, GA, USA for the rights to produce and sell the CDC developed HIV Incidence assay.

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

Each of the key licensing arrangements terminates on the expiry of the last of the particular licensed patents covered by the respective agreement, except in the case of one of the agreements which expires in 2015. Each licensor has the right to terminate the arrangement in the event of non-performance by Trinity Biotech. The key licensing arrangements requires the Group to pay a royalty to the licence holder which is based on sales of the products which utilize the relevant technology being licensed. The royalty rates vary from 2% to 10% of sales. The total amount paid by Trinity Biotech under key licensing arrangements in 2013 was US$1,105,000 (2012: US$1,145,000).

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

The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors. As 60% of Trinity Biotech’s 2013 revenues were generated in the Americas (with a large concentration of this in the USA) and as the USA represents a substantial proportion of the worldwide diagnostics market, an overview of FDA regulation has been included below.

FDA Regulation

Our products are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug, and Cosmetic Act. The FDA’s regulations govern, among other things, the following activities: product development, testing, labelling, storage, pre-market clearance or approval, advertising and promotion and sales and distribution.

Access to US Market. Each medical device that Trinity Biotech may wish to commercially distribute in the US will require either pre-market notification (more commonly known as 510(k)) clearance or pre-market approval (“PMA”) application prior to commercial distribution. Devices intended for use in blood bank environments fall under even more stringent review and require a Blood Licence Application (“BLA”). Some low risk devices are exempted from these requirements. The FDA has introduced fees for the review of 510(k) and PMA applications. The fee for a PMA or BLA in 2013 is in the region of US$260,000.

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

Organisational Structure

Trinity Biotech plc and its subsidiaries (“the Group”) is a manufacturer of diagnostic test kits and instrumentation for sale and distribution worldwide. Trinity Biotech’s executive offices are located at Bray, Ireland while its research and development, manufacturing and marketing activities are principally conducted at the following:

•	Trinity Biotech Manufacturing Limited, based in Bray, Ireland;

•	Trinity Biotech (USA), based in Jamestown, New York;

•	MarDx Diagnostics Inc, based in Carlsbad, California;

•	Primus Corporation, based in, Kansas City;

•	Biopool US Inc, based in Jamestown, New York;

•	Immco Diagnostics Inc, based in Amherst and Buffalo, New York;

•	Nova Century Scientific Inc, based in Burlington, Canada; and

•	Fiomi Diagnostics AB based in Uppsala.

The Group’s distributor of raw materials for the life sciences industry, Fitzgerald Industries, is based in Bray, Ireland and Acton, Massachusetts, USA.

For a more comprehensive schedule of the subsidiary undertakings of the Group please refer to Item 18, Note 29 to the consolidated financial statements.

Property, Plant and Equipment

Trinity Biotech has seven manufacturing sites worldwide, four in the US (Buffalo and Jamestown, NY, Kansas City, MO and Carlsbad, CA), two in the UK (Newmarket and Cambridge), and one in Bray, Ireland. An additional facility is owned in Burlington, Canada which serves as a distribution centre and also carries out some research and development activities. The US and Irish facilities are each FDA and ISO registered facilities. As part of its ongoing commitment to quality, Trinity Biotech was granted the latest ISO 9001: 2000 and ISO 13485: 2003 certification. This certificate was granted by the Underwriters Laboratory, an internationally recognised notified body. It serves as external verification that Trinity Biotech has an established an effective quality system in accordance with an internationally recognised standard. By having an established quality system there is a presumption that Trinity Biotech will consistently manufacture products in a controlled manner. To achieve this certification Trinity Biotech performed an extensive review of the existing quality system and implemented any additional regulatory requirements.

Trinity Biotech has entered into a number of related party transactions with JRJ Investments (“JRJ”), a partnership currently owned by Mr O’Caoimh and Dr Walsh, directors of the Company, and directly with Mr O’Caoimh and Dr Walsh, to provide current and potential future needs for the Group’s manufacturing and research and development facilities, located in Bray, Ireland. In November 2004, Trinity Biotech entered into an agreement for a 25 year lease with JRJ, for 16,700 square feet of offices at an annual rent of €381,000 (US$506,000), payable from 2004. In December 2007, the Group entered into an agreement with Mr O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a total annual rent of €787,000 (US$1,044,000). See Item 7 – Major Shareholders and Related Party Transactions.

Trinity Biotech USA operates from a 25,610 square foot FDA and ISO 9001 approved facility in Jamestown, New York. The facility was purchased by Trinity Biotech USA in 1994. Additional warehousing space is also leased in Jamestown, New York at an annual rental charge of US$147,000.

MarDx operates from two facilities in Carlsbad, California. The first facility comprises 21,436 square feet and is the subject of a three year lease, renewed in 2012, at an annual rental cost of US$238,000. The second adjacent facility comprises 14,500 square feet and is the subject of a three year lease, amended in 2012, at an annual rental cost of US$173,000.

Fiomi Diagnostics AB operates from a 15,500 square foot facility based in Uppsala, in Sweden. This facility is the subject of a 3 year operating lease. The annual rent on this facility is 2,500,000 SEK (US$384,000).

Immco Diagnostics Inc. operates from a 15,200 square foot facility in Amherst, New York and a 4,000 square foot facility in Buffalo, New York, subject to leases expiring in 2017 and 2015 respectively. The annual rent for these facilities is US$531,000. An additional 4,200 square foot facility is owned in Burlington, Canada.

Trinity Biotech (UK) Ltd operates from a 20,000 square foot facility in Cambridge, UK and a 10,000 square foot facility in Newmarket, UK. The lease for the Cambridge facility expires in March, 2014, and the Newmarket facility is subject to a 3 month rolling lease.

Additional office space is leased by the Group in Ireland, Kansas City, Missouri, Acton, Massachusetts and Sao Paulo, Brazil at an annual cost of €115,000 (US$152,000), US$100,000, US$91,000 and US$29,000 respectively.

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

Carlsbad, California – this facility specializes in the development and manufacture of products utilizing Western Blot and lateral flow technology. Our suite of Lyme products is manufactured at this facility and our new Infectious Diseases Point-of-Care range are manufactured at this site.

Kansas City, Missouri – this site is responsible for the manufacture of the Group’s A1c range of products.

Amherst, New York – this site is responsible for the manufacture of autoimmune test kits and the majority of R&D activities for Immco Diagnostics.

Buffalo, New York – this site contains the reference laboratory business of Immco Diagnostics.

Cambridge, UK – this site is responsible for the manufacture of blood bank and EIA products, and also includes R&D activities.

Newmarket, UK – this site is responsible for the manufacture of blood bank and EIA products.

We are fully in compliance with all environmental legislation applicable in each jurisdiction in which we operate.

Capital expenditures and divestitures

Please refer to Item 18, Note 22 with regard to the acquisition of Immco Diagnostics Inc and the blood bank screening business in 2013, the acquisition of Fiomi Diagnostics AB in 2012 and the acquisition of Phoenix Bio-tech Corp. in 2011.

Item 5	Operating and Financial Review and Prospects

Operating Results

Trinity Biotech’s consolidated financial statements include the attributable results of Trinity Biotech plc and all its subsidiary undertakings collectively. This discussion covers the years ended December 31, 2013, December 31, 2012 and December 31, 2011, and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

Trinity Biotech has availed of the exemption under SEC rules to prepare consolidated financial statements without a reconciliation to U.S. generally accepted accounting principles (“US GAAP”) as at and for the three year period ended December 31, 2013 as Trinity Biotech is a foreign private issuer and the financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

Overview

Trinity Biotech develops, manufactures and markets diagnostic test kits used for the clinical laboratory and Point-of-Care (“POC”) segments of the diagnostic market. These test kits are used to detect infectious diseases, sexually transmitted diseases, blood disorders and autoimmune disorders. The Group markets almost 400 different diagnostic products in approximately 110 countries. In addition, the Group manufactures its own and distributes third party infectious disease diagnostic instrumentation. The Group, through its Fitzgerald operation, is also a significant provider of raw materials to the life sciences industry.

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

The comparability of our financial results for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 have been impacted by acquisitions made by the Group in three of the five years and by the divestiture of the Coagulation product line in 2010. There were no acquisitions made in 2010 or 2009. In 2013, the Group acquired 100% of the common stock of Immco Diagnostics Inc. Immco specialises in the development, manufacture and sale of autoimmune test kits on a worldwide basis. In 2013, the Group also acquired the blood bank screening business of Lab21 Ltd, a UK based company. The acquired business generates revenues from syphilis and malaria products. In 2012, the Group acquired 100% of the common stock of Fiomi Diagnostics AB. Fiomi is developing a range of point-of-care cardiac assays. In 2011, the Group acquired 100% of the common stock of Phoenix Bio-tech Corporation. Phoenix Bio-tech manufactures and sells products for the detection of syphilis.

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

The Group leases instruments under operating and finance leases as part of its business. In cases where the risks and rewards of ownership of the instrument pass to the customer, the fair value of the instrument is recognised as revenue at the commencement of the lease and is matched by the related cost of sale. In the case of operating leases revenue is recognised over the life of the lease.

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

In-process research and development (“IPR&D”) is tested for impairment on an annual basis, in the fourth quarter, or more frequently if impairment indicators are present, using projected discounted cash flow models. If IPR&D becomes impaired or is abandoned, the carrying value of the IPR&D is written down to its revised fair value with the related impairment charge recognised in the period in which the impairment occurs. If the fair value of the asset becomes impaired as the result of unfavourable data from any ongoing or future clinical trial, changes in assumptions that negatively impact projected cash flows, or because of any other information regarding the prospects of successfully developing or commercializing our programs, we could incur significant charges in the period in which the impairment occurs. The valuation techniques utilized in performing impairment tests incorporate significant assumptions and judgments to estimate the fair value, as described above. The use of different valuation techniques or different assumptions could result in materially different fair value estimates.

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

At December 31, 2013 the carrying value of capitalised development costs was US$51,648,000 (2012: US$33,704,000) (see Item 18, Note 11 to the consolidated financial statements). The increase in 2013 was mainly as a result of development costs of US$18,390,000 being capitalised. These additions were partially offset by amortisation of US$446,000.

Impairment of intangible assets and goodwill

Definite lived intangible assets are reviewed for indicators of impairment annually while goodwill and indefinite lived assets are tested for impairment annually, either individually or at the cash generating unit level. Factors considered important, as part of an impairment review, include the following:

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

The value-in-use calculations use cash flow projections based on the 2014 budget and projections for a further four years using projected revenue and cost growth rates of between 3% and 15%. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, net cash flows, discount rates and the duration of the discounted cash flow model. The assumptions and estimates used were derived from a combination of internal and external factors based on historical experience. The pre-tax discount rates used range from 13% to 25% (2012: 15% to 27%).

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and is particularly sensitive in the following areas;

1. In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, the following impairment loss/write back would be recorded at December 31, 2013:

•	No reversal of impairment in the event of a 10% increase in the growth in revenues.

•	No impairment loss in the event of a 10% decrease in the growth in revenues.

2. Similarly if there was a 10% variation in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be the following impairment loss/write back would be recorded at December 31, 2013:

•	No reversal of impairment in the event of a 10% decrease in the discount rate.

•	No impairment loss in the event of a 10% increase in the discount rate.

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write off inventory that has reached its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2013, 2012 or 2011 which would have an impact on the carrying values of inventory during those periods, except as discussed below.

At December 31, 2013 our allowance for slow moving and obsolete inventory was US$4,462,000 which represents approximately 13.1% of gross inventory value. This compares with US$5,348,000, or approximately 20.5% of gross inventory value, at December 31, 2012 (see Item 18, Note 14 to the consolidated financial statements) and US$5,930,000, or approximately 23.0% of gross inventory value, at December 31, 2011. There has been a decrease in the estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory between 2013 and 2012. In the case of raw materials and work in progress, the size of the provision has been based on expected future production of these products. Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$683,000 at December 31, 2013 (2012: US$522,000) (2011: US$515,000) would result.

Allowance for impairment of receivables

We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected. Given the specific manner in which the allowance is calculated, there were no material changes in estimates made during 2013, 2012 or 2011 which would have an impact on the carrying values of receivables in these periods. At December 31, 2013, the allowance was US$2,150,000 which represents approximately 2.4% of Group revenues. This compares with US$1,520,000 at December 31, 2012 which represented approximately 1.8% of Group revenues (see Item 18, Note 15 to the consolidated financial statements) and to US$1,507,000 at December 31, 2011 which represented approximately 1.9% of Group revenues. In the event that this estimate was to increase or decrease by 0.5% of Group revenues, which would represent a reasonably likely range of outcomes, then a change in the allowance of US$456,000 at December 31, 2013 (2012: US$413,000) (2011: US$390,000) would result.

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

Item 18, Note 12 to the consolidated financial statements outlines the basis for the deferred tax assets and liabilities and includes details of the unrecognised deferred tax assets at year end. The Group does not recognise deferred tax assets arising on unused tax losses except to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilised before they expire.

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

Impact of Recently Issued Accounting Pronouncements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). The IFRS applied are those effective for accounting periods beginning 1 January 2013. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. During 2013, the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) issued additional standards, interpretations and amendments to existing standards which are effective for periods starting after the date of these financial statements. A list of these additional standards, interpretations and amendments, and the potential impact on the financial statements of the Group, is outlined in Item 18, Note 1(xxvii).

Subsequent Events

There are no other matters or circumstances that have arisen since the end of the year that have significantly affected or may significantly affect either:

•	The entity’s operations in future financial years;

•	The results of those operations in future financial years; or

•	The entity’s state of affairs in future financial years.

Results of Operations

Year ended December 31, 2013 compared to the year ended December 31, 2012

The following compares our results in the year ended December 31, 2013 to those of the year ended December 31, 2012 under IFRS. Our analysis is divided as follows:

1.	Overview

2.	Revenues

3.	Operating Profit

4.	Profit for the year

1. Overview

In 2013, revenues were US$91.2 million, which represented an increase of US$8.7 million (11%) compared to 2012. Point-of-care revenues increased by over 3% from US$19.2 million in 2012 to US$19.8 million in 2013. This growth was due to the continuing strength of HIV sales in Africa. Meanwhile, Clinical Laboratory revenues grew by almost 13% due to higher diabetes sales driven by increased Premier placements, the impact of the Immco Diagnostics and blood bank screening acquisitions made during the year and higher sales of infectious diseases products in China. These was partly offset by lower Lyme sales due to the impact of adverse weather conditions in eastern USA, particularly in the first half of 2013.

Geographically, 60% of our sales were generated in the Americas, 26% in Africa/Asia and 14% in Europe.

The gross margin is 49.6% for 2013, which is 1.6% lower than the gross margin for 2012. The reduction in gross margin is due to several factors, the main ones being the new medical devices excise tax introduced by the US government in 2013 and a higher level of sales of A1c instruments. There was also higher running costs associated with the two blood bank screening manufacturing facilities in the UK. These facilities will be closed in 2014, following the transfer of manufacturing to the Group’s existing facilities in Ireland and New York.

The operating profit is US$9.0 million for the year ended December 31, 2013 which compares to US$17.2 million for the year ended December 31, 2012. In addition to the factors discussed above, several other significant charges contributed to a reduction in operating profit in 2013, as follows:

•	a licence to a significant HIV-2 patent portfolio cost US$5.4 million including associated legal fees and net of implicit interest,

•	a charge of US$0.7 million was recognised for redundancy costs associated with the closure of the two UK operations acquired as part of the blood bank screening business, and

•	acquisition costs of US$0.3 million were incurred in relation to the two business combinations.

Net financial income decreased from US$2.2 million to US$1.2 million, mainly due to a combination of reduced deposit interest rates and lower cash on deposit following two acquisitions in 2013.

The profit after tax for the year ended December 31, 2013 was US$9.6 million which compares to a profit after tax for the year ended December 31, 2012 of US$17.3 million.

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

Revenues by Product Line

Trinity Biotech’s revenues for the year ended December 31, 2013 were US$91,216,000 compared to revenues of US$82,510,000 for the year ended December 31, 2012, which represents an increase of US$8,706,000 or 11%. The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2013 US$’000	2012 US$’000	% Change
Revenues
Clinical Laboratory	71,462	63,356	12.8%
Point-of-Care	19,754	19,154	3.1%

Total	91,216	82,510	10.6%

Clinical Laboratory

In 2013 Clinical Laboratory revenues increased by US$8,106,000 which equates to 12.8%.

The increase is mainly attributable to the two acquisitions in our Clinical Laboratory division, which generated incremental revenues of US$8,444,000 in 2013. Immco Diagnostics sells autoimmune tests, while the blood bank screening business has a particular emphasis on syphilis and malaria testing. This increase was partly offset by a decrease of US$253,000 in Lyme sales due to the impact of extreme cold weather conditions in north east USA resulting in the ticks that carry the bacteria which cause Lyme disease to remain underground, thus reducing the risk of contraction by humans.

Point-of-Care

Our principal Point-of-Care product is Unigold™, which tests for the presence of HIV antibodies. Our two main markets for Point-of-Care tests are USA and Africa. Point-of-Care revenues increased by US$600,000, which represents an increase of 3.1%. This increase was due to a 4% increase in revenues in Africa, due to higher international and governmental funding in Nigeria, Tanzania and Zambia. This was partly offset by a 3% decrease in revenues in the USA due to lower federal funding for HIV testing programmes.

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2013 US$‘000	2012 US$‘000	% Change
Revenues
Americas	54,761	49,638	10.3%
Europe	12,394	10,214	21.3%
Asia/Africa	24,061	22,658	6.2%

Total	91,216	82,510	10.6%

In the Americas, the 10% increase amounting to US$5,123,000 is primarily attributable to the Immco acquisition. This increase was partly offset by a reduction in sales of Lyme’s disease products.

Revenues in Europe increased by US$2,180,000, or 21% compared to 2012. The increase was due to growth in sales of the Premier analyzer and the impact of acquisitions in 2013.

Asia/Africa revenues increased by 6%, or US$1,403,000 compared to 2012. The main reason for this is the strong growth in sales of Trinity’s Unigold rapid HIV test in Africa. Higher sales of infectious diseases tests in China and the new Premier analyzer also contributed to the growth.

For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.

3. Operating Profit

The following table sets forth the Group’s operating profit:

	Year ended December 31,
	2013 US$’000	2012 US$’000	% Change
Revenues	91,216	82,510	10.6%
Cost of sales	(45,996)	(40,257)	14.3%

Gross profit	45,220	42,253	7.0%
Other operating income	532	468	13.7%
Research & development	(3,691)	(3,130)	17.9%
SG&A expenses	(33,066)	(22,425)	47.5%

Operating profit	8,995	17,166	(47.6%)

Cost of sales and gross margin

Total cost of sales increased by US$5,739,000 from US$40,257,000 for the year ended December 31, 2012 to US$45,996,000, for the year ended December 31, 2013, an increase of 14%. The gross margin of 49.6% in 2013 compares to a gross margin of 51.2% in 2012.

The increase in cost of sales and the decrease in gross margin in 2013 is largely attributable to (a) the introduction of a medical devices excise tax by the US government on 1st January 2013, which resulted in additional costs of US$691,000, (b) a higher level of sales of A1c instruments (instruments have lower margins than the accompanying reagents and consumables) and (c) the margin earned by the new blood bank screening business acquired in H2 2013 was lower than average due to high running costs associated with the two manufacturing facilities in the UK. These facilities will be closed in mid-2014, following the transfer of manufacturing to Trinity Biotech’s facilities in Ireland and New York.

Other operating income

Other operating income comprises rental income from sublet properties and income from the provision of services to Lab21 Ltd and Diagnostica Stago under Transition Services Agreements (TSAs). TSA income from Diagnostica Stago commenced in April 2010 and comprised a variety of services including accounting, information technology and logistics support and warehousing services. The majority of the TSA services derived from Diagnostica Stago were short term arrangements which ceased by the middle of 2012. TSA income from Lab21 Ltd commenced in 2013 and comprises facilities and information technology services.

Research and development expenses

Research and development (“R&D”) expenditure recorded in the Statement of Operations increased from US$3,130,000 in 2012 to US$3,691,000 in 2013. The increase of US$561,000 was mainly due to the impact of two acquisitions during 2013 and an increase in headcount in our US technical support team. For details of the Company’s various R&D projects see “Research and Products under Development” below.

Selling, General & Administrative expenses (SG&A)

Total SG&A expenses increased by US$10,641,000 from US$22,425,000 for the year ended December 31, 2012 to US$33,066,000 for the year ended December 31, 2013.

The following table outlines the breakdown of SG&A expenses in 2013 compared to 2012.

	Year ended December 31,
	2013 US$’000	2012 US$’000	Increase/(Decrease) US$’000	% Change
SG&A (excl. share-based payments and amortisation)	29,186	19,268	9,918	51%
Share-based payments	1,978	1,675	303	18%
Amortisation	1,902	1,482	420	28%

Total	33,066	22,425	10,641	47%

Selling General & Administrative Expenditure (excluding share-based payments and amortisation)

SG&A expenses excluding share-based payments and amortisation increased from US$19,268,000 for the year ended December 31, 2012 to US$29,186,000 for the year ended December 31, 2013, which represents an increase of 51%. The increase of US$9,918,000 is attributable to the following main reasons:

•	the combined Selling General & Administrative Expenditure incurred by the two acquired businesses was US$3,900,000, excluding share-based payments, amortisation costs and restructuring charges;

•

in 2013, the Group acquired the blood bank screening business of Lab21 Ltd. In order to drive significant operational synergies and efficiencies, the production activities of the blood bank screening business will be transferred from its current UK premises to our existing manufacturing facilities in Bray, Ireland and Jamestown, New York during 2014. This will result in redundancies in the UK and we have recognised a restructuring charge in 2013 of US$690,000;

•

a cost of US$5,415,000 to acquire a licence to a significant HIV-2 patent portfolio, including associated legal fees and net of implicit interest to reflect the contractual payment terms. The cost of the licence has been charged to the Statement Of Operations in 2013 as management have determined that the Company will not generate any incremental cash flows or otherwise generate any future economic benefit from the license. The Company recently received approval from the FDA for the HIV-2 claim on its Uni-gold™ HIV kit in the USA. Future growth in HIV revenues in the USA will result from the granting of the HIV-2 claim by the FDA, rather than from the HIV-2 licence itself.

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

The Group recorded a total share-based payments charge of US$2,014,000 (2012: US$1,713,000). The increase of US$301,000 in the total share-based payments expense is due to the full year effect of share options granted to employees and directors during 2012 and the impact of new share options granted during 2013. The total charge is shown in the following expense headings in the statement of operations: US$36,000 (2012: US$38,000) was charged against cost of sales and US$1,978,000 (2012: US$1,675,000) was charged against selling, general & administrative expenses.

For further details refer to Item 18, Note 18 to the consolidated financial statements.

Amortisation

Amortisation increased from US$1,482,000 for the year ended December 31, 2012 to US$1,902,000 for the year ended December 31, 2013. The increase of US$420,000 is mainly due to the amortisation charged on intangibles acquired in 2013 as part of the Immco Diagnostics and blood bank screening acquisitions and higher amortisation charges as new products were launched. For further details of these business combinations refer to Item 18, Note 22 to the consolidated financial statements.

4. Profit for the year

The following table sets forth selected statement of operations data for each of the periods indicated.

	Year ended December 31,
	2013 US$‘000	2012 US$‘000	% Change
Operating profit	8,995	17,166	(48%)
Net financing income	1,225	2,192	(44%)
Profit before tax	10,220	19,358	(47%)
Income tax expense	(574)	(2,017)	(72%)

Profit of the year	9,646	17,341	(44%)

Net Financing income

Net financing income is US$1,225,000 for year-end December 31, 2013 compared to US$2,192,000 in 2012. Financial expenses remained broadly the same at US$51,000. Financial income decreased from US$2,280,000 for the year-end December 31, 2012 to US$1,276,000 in 2013 due to the fall in deposit interest rates and a reduction in the amount of cash on deposit following two acquisitions in 2013.

Taxation

The Group recorded a tax charge of US$574,000 for the year ended December 31, 2013 compared to US$2,017,000 for the year ended December 31, 2012. The 2013 tax charge comprises US$175,000 of current tax credit and US$749,000 of deferred tax charge. The decrease in the total tax charge in 2013 is primarily due to lower profits in our Irish operations and a higher R&D tax credit in 2013. For further details on the Group’s tax charge please refer to Item 18, Note 8 and Note 12 to the consolidated financial statements.

Profit for the year

The profit for the year amounted to US$9,646,000, which represents a decrease of US$7,695,000 when compared to US$17,341,000 in 2012, representing a decrease of 44%.

Results of Operations

Year ended December 31, 2012 compared to the year ended December 31, 2011

The following compares our results in the year ended December 31, 2012 to those of the year ended December 31, 2011 under IFRS. Our analysis is divided as follows:

5.	Overview

6.	Revenues

7.	Operating Profit

8.	Profit for the year

5. Overview

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

6. Revenues

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

7. Operating Profit

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

For further details refer to Item 18, Note 18 to the consolidated financial statements.

Amortisation

Amortisation increased from US$1,427,000 for the year ended December 31, 2011 to US$1,482,000 for the year ended December 31, 2012. The increase of US$55,000 is mainly due to the full year effect of the amortisation of amounts related to the development of the Premier instrument.

8. Profit for the year

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

Taxation

The Group recorded a tax charge of US$2,017,000 for the year ended December 31, 2012 compared to US$2,607,000 for the year ended December 31, 2011. The 2012 tax charge comprises US$338,000 of current tax and US$1,679,000 of deferred tax. The decrease in the total tax charge in 2012 is primarily due to a greater proportion of the Group’s income being earned in lower tax jurisdictions. For further details on the Group’s tax charge please refer to Item 18, Note 8 and Note 12 to the consolidated financial statements.

Profit for the year

The profit for the year amounted to US$17,341,000, which represents an increase of US$1,748,000 when compared to US$15,593,000 in 2011, representing an increase of 11.2%.

Liquidity and Capital Resources

Financing

The Group has no bank borrowings. During 2010 the Group repaid in full the outstanding portion of its US$48,340,000 club banking facility with AIB plc and Bank of Scotland (Ireland) Limited (“the banks”) using the proceeds from the divestiture of the Coagulation product line. This facility had been secured on the assets of the Group (see Item 18, Note 23(c)).

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

Cash management

As at December 31, 2013, Trinity Biotech’s consolidated cash and cash equivalents were US$22,317,000. This compares to cash and cash equivalents of US$74,947,000 at December 31, 2012.

Cash generated from operations for the year ended December 31, 2013 amounted to US$8,766,000 (2012: US$18,822,000), a decrease of US$10,056,000. The decrease in cash generated from operations of US$10,056,000 is attributable to a decrease in operating cash flows before changes in working capital of US$2,432,000 in addition to increases in working capital outflows of US$7,624,000. The decrease in operating cash flows before changes in working capital of US$2,432,000 is primarily driven by the decrease in profit during the current financial year. The working capital outflow increase, when compared to the prior year, is partly due to the increase in the cash outflows for trade and other receivables of US$4,973,000 (mainly due to increased revenues and a slight increase in debtor days) and increase in cash outflows of US$5,884,000 for inventories. This has been offset partially by the increase in cash inflows from trade and other payables, when compared to the prior year, of US$3,233,000. The cash generated from operations was attributable to an operating profit of US$8,995,000 (2012: US$17,166,000), as adjusted for non cash items of US$10,806,000 (2012: US$5,067,000) plus cash outflows due to changes in working capital of US$11,035,000 (2012: cash outflows of US$3,411,000).

The increase in other non cash charges from US$5,067,000 for the year ended December 31, 2012 to US$10,806,000 for the year ended December 31, 2013 is mainly attributable to once-off charges incurred in the year relating to restructuring and new license agreements entered into.

The net cash outflows in 2013 due to changes in working capital of US$11,035,000 are due to the following:

•	An increase in trade and other receivables of US$7,032,000 due to the increase in revenues and the increase, year on year, in the debtors days number;

•	An increase in inventory of US$7,258,000 due to the strategic build up of certain stock items during the course of the year (most notably in relation to the Premier Hb9210 Instrument); and

•	An increase in trade and other payables balance of US$3,255,000 due to increased production requirements.

Net interest received amounted to US$1,292,000 (2012: US$2,186,000). This consisted of interest received of US$1,292,000 (2012: US$2,189,000) on the Group’s cash deposits.

Net cash outflows from investing activities for the year ended December 31, 2013 amounted to US$61,193,000 (2012: outflows of US$9,960,000) which were principally made up as follows:

•	Payments of US$39,424,000 to acquire Immco Diagnostics Inc and the blood bank screening business of Lab21 Ltd, partially offset by cash received with acquired subsidiary of US$1,407,000;

•

Payments to acquire intangible assets of US$18,687,000 (2012: US$12,631,000), which principally related to development expenditure capitalised as part of the Group’s on-going product development activities; and

•	Acquisition of property, plant and equipment of US$4,489,000 (2012: US$2,665,000) incurred as part of the Group’s investment programme for its manufacturing and distribution activities.

Net cash outflows from financing activities for the year ended December 31, 2013 amounted to US$798,000 (2012: US$6,193,000). The principal reason for the decrease in outflows in 2013 is due to the fact that the Group did not purchase any Treasury shares during the year when compared to 2012. The main area of cash outflow from financing activities for the year was the annual dividend payment of US$4,373,000 (2012: US$3,224,000). Other cash outflows included expenses paid in connection with share issues and debt financing of US$87,000 (2012: US$22,000). These outflows were partially offset by the receipt of US$3,662,000 from the issue of ordinary shares in 2013 (2012: US$2,505,000). Ordinary shares issued in 2013 and 2012 are as a result of share options and warrants exercised during the course of the year.

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

As at December 31, 2013 and December 31, 2012 there was no interest-bearing debt outstanding. Cash and cash equivalents were US$22,317,000 (2012: US$74,947,000). For a more comprehensive discussion of the Group’s use of financial instruments, its currency and interest rate structure and its funding and treasury policies please refer to Item 11 “Qualitative and Quantitative Disclosures about Market Risk”.

Contractual obligations

The following table summarises our minimum contractual obligations and commercial commitments, including interest, as of December 31, 2013:

Contractual Obligations	Payments due by Period
	Total US$’000	less than 1 year US$’000	1-3 Years US$’000	4-5 Years US$’000	more than 5 years US$’000
Operating lease obligations	32,461	3,510	5,498	3,620	19,833

Total	32,461	3,510	5,498	3,620	19,833

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

Leases with Related Parties

The Group has entered into lease arrangements for premises in Ireland with JRJ Investments (“JRJ”), a partnership currently owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech plc, and directly with Mr O’Caoimh and Dr Walsh. Independent valuers have advised Trinity Biotech that the rent fixed with respect to these leases represents a fair market rent. Details of these leases with related parties are set out in Item 4 “Information on the Company”, Item 7 “Major Shareholders and Related Party Transactions” and Item 18, Note 24 to the consolidated financial statements.

Research & Development (“R&D”) carried out by third parties

Certain R&D activities of the Group have been outsourced to third parties. These activities are carried out in the normal course of business with these companies.

During 2013, a number of individuals acted as third party consultants and contractors; working principally on the Troponin I and Premier projects. The total amount paid to these R&D consultants and contractors in 2013 was US$2,894,000 (2012: US$1,910,000).

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

Principal Development Projects

The following table sets forth for each of the main development projects, the costs incurred during each period presented and the cumulative costs incurred as at 31 December 2013:

Product Name	2013	2012	Total project costs to December 31, 2013
	US$’000	US$’000	US$’000
Troponin I assay and reader	7,200	5,048	12,248
Premier Instrument for Haemoglobin A1c testing	3,861	3,854	15,748
Brain Natriuretic Peptide (BNP) assay	1,204	—	1,204
Syphilis Rapid Point-of-Care test	859	750	2,405
Genesys/Resolution column enhancement	685	—	685
C. Difficile Rapid Point-of-Care test	580	700	1,464
H Pylori Rapid Point-of-Care test	499	146	700
Tristat Point-of-Care instrument	481	440	5,348
Strep pneumonia Rapid Point-of-Care test	342	339	876

The costs in the foregoing table mainly comprise the cost of internal resources, such as the payroll costs for the development teams and attributable overheads. The remainder mainly comprises materials, consumables and third party consultants’ costs.

The following table sets forth the estimated cost to complete each of the main development projects which were underway in 2013. The total estimated completion costs are anticipated to be incurred evenly up to the completion date of the relevant project.

Product Name	Total costs to complete	Estimated date for completion
	US$’000
Troponin I assay and reader[1]	6,900	2015
Brain Natriuretic Peptide (BNP) assay	2,500	2015
Premier Instrument for Haemoglobin A1c testing²	7,200	2015
Unigold Recombigen HIV Rapid enhancement	2,000	2015
HIV Ag-Ab rapid test	1,500	2015
Malaria Point-of-Care test	1,000	2015
HIV 1/2	1,000	2015
US Striped Lyme	800	2014
Syphilis Rapid Point-of-Care test	750	2014
H Pylori Rapid Point-of-Care test	500	2014
Parvo	420	2014
IgM Captia	400	2015
West Nile Virus assay	300	2014

¹	The estimated total development costs for the Troponin I assay and reader have increased significantly since last year’s estimate due to the project taking longer than expected and an increase in clinical trial costs.
²	In the next two years, the Premier Instrument development project aims to expand the current offering to include an Ion exchange version, a neo-natal instrument and an instrument with total laboratory automation (TLA) capability.

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

The Premier Hb9210 analyser is a best in class instrument with the following key advantages:

•	Patented boronate affinity technology on an HPLC platform (only one in the market) eliminating interference from common haemoglobin variants;

•	Results available in 1 minute enabling fastest patient result turnaround times;

•	State-of-the-art software using touch screen technology to facilitate ease of use with operators; and

•	Modular instrument which will significantly reduce the cost of on-site maintenance.

HbA1c testing is one of the fastest growing markets in the diagnostics industry. Diabetes is the fourth leading cause of death by disease in the world. In 2013, 5.1 million people died due to diabetes, every 6 seconds a person dies from the disease. The number of diabetic patients is expected to reach 592 million in 2035. In the U.S. alone some 24.4 million Americans (7 percent of the population) have the disease with a further 54 million Americans considered to be pre-diabetic. The total laboratory HbA1c market worldwide is approximately US$300 million.

Since 2012, the company focussed on the development of an ion exchange version of the Premier Hb9210 which will be capable of detecting both A1c and haemoglobin variants. This product is expected to be launched in 2014.

Emergency Medicine Development Group

During 2012, the company acquired Fiomi Diagnostics AB, a Swedish based company which was founded to develop diagnostic tests for the point of care cardiac market. Fiomi is currently at an advanced stage of developing a point of care test for Troponin I, which is a recognised marker for detecting acute myocardial infarctions. The technology, which uses micro-pillar technology, is capable of providing extremely sensitive, highly reproducible, quantitative, multiplexed results which give more accurate results than the established point-of-care tests currently in the market.

CE marking for this product was received in January 2014, and is expected to be submitted for FDA approval during 2014. Using the same platform, the company is also developing a test for BNP which is a marker for heart failure. CE marking for this product is expected in mid-2014 with submission for FDA approval to follow later that year. The point-of-care cardiac market is currently estimated to be $650m and is growing rapidly. The vast majority of this market is based on Troponin I and BNP related products.

In addition to cardiac tests, the company believes that diagnostic tests in a range of other fields are capable of being developed using the same platform.

Trend Information

For information on trends in future operating expenses and capital resources, see “Results of Operations” and “Liquidity and Capital Resources” under Item 5.

Item 6	Directors and Senior Management

Directors

Name	Age	Title
Ronan O’Caoimh	58	Chairman and Chief Executive Officer
Rory Nealon	46	Director, Chief Operations Officer
Jim Walsh, PhD	55	Director, Chief Scientific Officer
Denis R. Burger, PhD	70	Non Executive Director
Peter Coyne	54	Non Executive Director
Clint Severson	65	Non Executive Director
James D. Merselis	60	Non Executive Director

Executive Officer
Kevin Tansley	43	Chief Financial Officer & Company Secretary

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

Jim Walsh, PhD, Executive Director, initially joined Trinity Biotech in October 1995 as Chief Operations Officer. Dr. Walsh resigned from the role of Chief Operations Officer in 2007 to become a Non Executive Director of the Company. In October, 2010 Dr. Walsh rejoined the company as Chief Scientific Officer. Prior to joining Trinity Biotech, Dr. Walsh was Managing Director of Cambridge Diagnostics Ireland Limited (CDIL). He was employed with CDIL since 1987. Before joining CDIL he worked with Fleming GmbH as Research & Development Manager. Dr. Walsh holds a PhD in Chemistry from University College Galway.

Denis R. Burger, PhD, Non-executive director, co-founded Trinity Biotech in June 1992 and was Chairman from June 1992 to May 1995. He is currently Chairman of AMES technology, a private medical device company, and is also non-executive director of Lorus Therapeutics, Inc, a cancer therapeutics, TSX listed company. Until March 2007, Dr. Burger was the Chairman and Chief Executive Officer of AVI Biopharma Inc, a NASDAQ listed biotechnology company. He was also a co-founder and, from 1981 to 1990, Chairman of Epitope Inc. In addition, Dr. Burger has held a professorship in the Department of Microbiology and Immunology and Surgery (Surgical Oncology) at the Oregon Health and Sciences University in Portland. Dr. Burger received his degree in Bacteriology and Immunology from the University of California in Berkeley in 1965 and his Master of Science and PhD in 1969 in Microbiology and Immunology from the University of Arizona.

Peter Coyne, Non-executive director, joined the board of Trinity Biotech in November 2001 as a non-executive director. Mr. Coyne trained as a chartered accountant in the Corporate Financial Services practice of Arthur Andersen & Co. Mr. Coyne was previously a director of AIB Corporate Finance and has extensive experience of advising boards on mergers and acquisitions and corporate strategy. Mr. Coyne is a partner of VISION Consulting, an international consulting firm delivering breakthrough solutions in customer service and leadership development. Mr. Coyne is a non-executive director of Ark Life Assurance Company Limited. Mr. Coyne holds a bachelor of engineering degree from University College Dublin, is a fellow of the Institute of Chartered Accountants in Ireland and is a CEDR Accredited Mediator.

Clint Severson, Non-executive director, joined the board of Trinity Biotech in November 2008 as a non-executive director. Mr. Severson is currently Chairman, President and CEO of Abaxis Inc., a NASDAQ traded diagnostics company based in Union City, California. From February 1989 to May 1996, Mr. Severson served as President and Chief Executive Officer of MAST Immunosystems, Inc., a privately-held medical diagnostic company and to date he has accumulated over 30 years experience in the medical diagnostics industry.

James D. Merselis, Non-executive director, joined the board of Trinity Biotech in February 2009 as a non-executive director. He is currently CEO of Biosensia Ltd; a point-of-care diagnostics company located in Dublin, Ireland and is on the boards of Abram Scientific Inc. located in Mountain View, CA, and Cardiac Designs Inc. located in Austin, TX. Mr. Merselis has more than thirty-seven years experience in healthcare, with the first twenty-two years at Boehringer Mannheim Diagnostics (now Roche Diagnostics). Mr. Merselis has led a number of healthcare diagnostic start-ups. From 2002 to 2007, he served as President and CEO of HemoSense, Inc., a point-of-care diagnostics company providing patients and physicians with rapid test results to help manage the risk of stroke with the use of Warfarin or Coumadin. During this time he successfully took the company public (NASDAQ:HEM) followed two years later by its acquisition by Alere (NYSE: ALR). His leadership at other start-ups has included: Nexus Dx (now Samsung), Alverix, Inc. (now Becton Dickenson), and Micronics, Inc. (now SONY).

Kevin Tansley, Chief Financial Officer, joined Trinity Biotech in March 2003 and was appointed Chief Financial Officer and Secretary to the Board of Directors in November 2007. Mr. Tansley trained as a chartered accountant in the Corporate Financial Services practice of Arthur Andersen & Co. Prior to joining Trinity Biotech in 2003, Mr. Tansley held a number of financial positions in the Irish electricity utility ESB. Mr. Tansley holds a Masters of Accounting from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.

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

Total directors and non-executive directors’ remuneration, excluding pension, for the year ended December 31, 2013 amounted to US$2,155,000. The pension charge for the year amounted to US$60,000. See Item 18, Note 5 to the consolidated financial statements. The split of directors’ remuneration set out by director is detailed in the table below:

Executive Director	Salary/ Benefits US$’000	Performance related bonus US$’000	Defined contribution pension US$’000	Total 2013 US$’000	Total 2012 US$’000
Ronan O’Caoimh [1]	684	193	—	877	816
Rory Nealon	387	119	38	544	506
Jim Walsh	320	136	22	478	460

	1,391	448	60	1,899	1,782

Non-executive director	Fees US$’000	Total 2013 US$’000	Total 2012 US$’000
Denis R. Burger	84	84	80
Peter Coyne	84	84	80
James Merselis	74	74	70
Clint Severson	74	74	70

	316	316	300

Chief Financial Officer & Company Secretary	Salary/ Benefits US$’000	Performance related bonus US$’000	Defined contribution pension US$’000	Total 2013 US$’000	Total 2012 US$’000
Kevin Tansley	353	119	35	507	476

As at December 31, 2013 there was no accrual by the Company to provide pension, retirement or similar benefits for the directors (2012: NIL).

The total share-based compensation expense recognised in the consolidated statement of operations in 2013 in respect of options granted to both executive and non-executive directors and the Company Secretary amounted to US$2,499,000. See Item 18, Note 5 to the consolidated financial statements.

2,540,000 ‘A’ share options (equivalent to 635,000 ADS options) were granted to the directors and the Company Secretary during 2013, the terms of which are set out below. 2,540,000 ‘A’ share options (equivalent to 635,000 ADS options) were granted to the directors and the Company Secretary during 2012.

[1]	Includes payments made to Darnick Company

Share Options Granted in 2013:

Director/Executive Officer	Number of Options Granted	Exercise Price of Options Granted	Date of Option Grant*
Ronan O’Caoimh	800,000 ‘A’ shares (200,000 ADS)	US$4.21 per ‘A’ share (US$16.25 per ADS)	24 May 2013

Rory Nealon	500,000 ‘A’ shares (125,000 ADS)	US$4.21 per ‘A’ share (US$16.25 per ADS)	24 May 2013

Jim Walsh	500,000 ‘A’ shares (125,000 ADS)	US$4.21 per ‘A’ share (US$16.25 per ADS)	24 May 2013

Kevin Tansley	500,000 ‘A’ shares (125,000ADS)	US$4.21 per ‘A’ share (US$16.25 per ADS)	24 May 2013

Denis Burger	60,000 ‘A’ shares (15,000 ADS)	US$4.21 per ‘A’ share (US$16.25 per ADS)	24 May 2013

Peter Coyne	60,000 ‘A’ shares (15,000 ADS)	US$4.21 per ‘A’ share (US$16.25 per ADS)	24 May 2013

Clint Severson	60,000 ‘A’ shares (15,000 ADS)	US$4.21 per ‘A’ share (US$16.25 per ADS)	24 May 2013

James Merselis	60,000 ‘A’ shares (15,000 ADS)	US$4.21 per ‘A’ share (US$16.25 per ADS)	24 May 2013

*	All options issued are subject to a 7 year life from date of grant.

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

Employees

As of December 31, 2013, Trinity Biotech had 571 employees (2012: 394) consisting of 113 research scientists and technicians, 313 manufacturing and quality assurance employees, and 145 finance, administration, sales and marketing staff (2012: 61 research scientists and technicians, 220 manufacturing and quality assurance employees, and 113 finance, administration, sales and marketing staff). Trinity Biotech’s future hiring levels will depend on the growth of revenues.

The geographic spread of the Group’s employees is as follows: 354 in our US operations, 130 in Bray, Ireland, 31 in Uppsala, Sweden, 51 in the UK and 5 in Sao Paulo, Brazil.

Stock Option Plans

The Board of Directors have adopted the Employee Share Option Plans (the “Plans”); with the most recently adopted Share Option Plan being the 2013 Plan. The purpose of these Plans is to provide Trinity Biotech’s employees, consultants, officers and directors with additional incentives to improve Trinity Biotech’s ability to attract, retain and motivate individuals upon whom Trinity Biotech’s sustained growth and financial success depends. These Plans are administered by a Compensation Committee designated by the board of directors. Options under the Plans may be awarded only to employees, officers, directors and consultants of Trinity Biotech.

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

As of February 28, 2014, 7,188,752 (1,797,188 ADS equivalent) of the options outstanding were held by the directors and Company Secretary of Trinity Biotech as follows:

Director/Company Secretary	Number of Options ‘A’ Shares	Number of Options ADS Equivalent	Exercise Price (Per ‘A’ Share)		Exercise Price (Per ADS)	Expiration Date of Options
Ronan O’Caoimh	43,752 600,000 800,000 800,000	10,938 150,000 200,000 200,000	US$ US$ US$ US$	1.07 1.52 2.52 4.21	US$ 4.28 US$ 6.07 US$10.09 US$16.85	18 March 2015 21 May 2017 7 March 2019 24 May 2020
Rory Nealon	500,000 500,000 500,000	125,000 125,000 125,000	US$ US$ US$	1.52 2.52 4.21	US$ 6.07 US$10.09 US$16.85	21 May 2017 7 March 2019 24 May 2020
Denis Burger	15,000 60,000 60,000	3,750 15,000 15,000	US$ US$ US$	1.52 2.52 4.21	US$ 6.07 US$10.09 US$16.85	21 May 2017 7 March 2019 24 May 2020
Jim Walsh	15,000 100,000 500,000 500,000	3,750 25,000 125,000 125,000	US$ US$ US$ US$	1.52 1.57 2.52 4.21	US$ 6.07 US$ 6.26 US$10.09 US$16.85	21 May 2017 4 October 2017 7 March 2019 24 May 2020
Peter Coyne	60,000 60,000 60,000 60,000	15,000 15,000 15,000 15,000	US$ US$ US$ US$	0.66 1.52 2.52 4.21	US$ 2.63 US$ 6.07 US$10.09 US$16.85	8 May 2016 21 May 2017 7 March 2019 24 May 2020
Clint Severson	15,000 40,000 60,000	3,750 10,000 15,000	US$ US$ US$	1.52 2.52 4.21	US$ 6.07 US$10.09 US$16.85	21 May 2017 7 March 2019 24 May 2020
James Merselis	15,000 40,000 60,000	3,750 10,000 15,000	US$ US$ US$	1.52 2.52 4.21	US$ 6.07 US$10.09 US$16.85	21 May 2017 7 March 2019 24 May 2020
Kevin Tansley	75,000 150,000 500,000 500,000 500,000	18,750 37,500 125,000 125,000 125,000	US$ US$ US$ US$ US$	2.24 1.07 1.52 2.52 4.21	US$ 8.96 US$ 4.28 US$ 6.07 US$10.09 US$16.85	07 March 2014 18 March 2015 21 May 2017 7 March 2019 24 May 2020

As of February 28, 2014 the following options were outstanding:

	Number of ‘A’ Ordinary Shares Subject to Option	Range of Exercise Price per Ordinary Share		Range of Exercise Price per ADS
Total options outstanding	9,449,533	US$	0.66-US$4.79	US$	2.63-US$19.15

As of February 28, 2014 there were no warrants to purchase ‘A’ Ordinary Shares in the Company outstanding.

Item 7	Major Shareholders and Related Party Transactions

As of February 28, 2014 Trinity Biotech has outstanding 92,428,378 ‘A’ Ordinary shares. Such totals exclude 9,449,533 shares issuable upon the exercise of outstanding options and warrants.

The following table sets forth, as of February 28, 2014, the Trinity Biotech ‘A’ Ordinary Shares beneficially held by (i) each person believed by Trinity Biotech to beneficially hold 5% or more of such shares, (ii) each director and the Company Secretary of Trinity Biotech, and (iii) all directors and the Company Secretary as a group.

Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated. The Group is not controlled by another corporation or government.

	Number of ‘A’ Ordinary Shares Beneficially Owned		Number of ADSs Beneficially Owned	Percentage ‘A’ Ordinary Shares (9)	Percentage Total Voting Power
Fidelity Mgt. & Research Co.	10,590,028		2,647,507	10.4%	10.4%
Ronan O’Caoimh	6,081,252	(1)	1,520,313	6.0%	6.0%
Rory Nealon	1,700,000	(2)	425,000	1.7%	1.7%
Jim Walsh	2,508,612	(3)	627,153	2.5%	2.5%
Denis Burger	207,000	(4)	51,750	0.2%	0.2%
Peter Coyne	245,600	(5)	61,400	0.2%	0.2%
Clint Severson	348,000	(6)	87,000	0.3%	0.3%
James Merselis	303,600	(7)	75,900	0.3%	0.3%
Kevin Tansley	1,725,000	(8)	431,250	1.7%	1.7%
Directors & Co. Secretary as a group (8 persons)	13,119,064	(1)(2)(3)(4)(5)(6)(7)(8)	3,279,766	12.9%	12.9%

(1)	Includes 2,243,752 shares issuable upon exercise of options.
(2)	Includes 1,500,000 shares issuable upon exercise of options.
(3)	Includes 1,115,000 shares issuable upon exercise of options.

Note that 1,200,000 ‘A’ shares (300,000 ADS’s) of Dr Walsh’s shares are held in trust for the benefit of Dr Walsh’s immediate family.

(4)	Includes 135,000 shares issuable upon exercise of options.
(5)	Includes 240,000 shares issuable upon exercise of options.
(6)	Includes 115,000 shares issuable upon exercise of options.
(7)	Includes 115,000 shares issuable upon exercise of options.
(8)	Includes 1,725,000 shares issuable upon exercise of options.
(9)	Percentage ‘A’ Ordinary shares is based upon total outstanding ‘A’ Ordinary shares and total number of shares issuable upon exercise of options.

Related Party Transactions

The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech, and directly with Mr O’Caoimh and Dr Walsh, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland.

In November 2002, the Group entered into an agreement for a 25 year lease with JRJ for offices that have been constructed adjacent to its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$506,000) is payable from January 1, 2004. There was a rent review performed on this premises in 2009 and further to this review, there was no change to the annual rental charge.

In December 2007, the Group entered into an agreement with Mr. O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a total annual rent of €787,000 (US$1,044,000).

Independent valuers have advised the Group that the rent in respect of each of the leases represents a fair market rent.

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe at the time that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises.

Darnick Company is wholly-owned by members of Mr. O’Caoimh’s immediate family. On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by an agreement with Darnick Company. Pursuant to the agreement, Darnick Company will provide Trinity Biotech with the services of Mr O’Caoimh as Chief Executive Officer. In 2013, the Group paid US$877,000 to Darnick Company in respect of Director’s compensation. There is no balance payable to or receivable from Darnick Company as at December 31, 2013.

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

There were no director loans advanced during 2013 and there were no loan balances payable to or receivable from directors at January 1, 2013 and at December 31, 2013.

In June 2009, the Board approved the payment of a dividend of US$2,830,000 by Trinity Research Limited to Rayville Limited on the ‘B’ shares held by it. This amount was then lent back by Rayville to Trinity Research Limited. As the dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2012 & 2013 consolidated financial statements.

The amount of payments to Rayville included in compensation expense was US$Nil, US$231,000 and US$1,422,000 for 2013, 2012 and 2011 respectively, of which US$Nil, US$206,000 and US$1,395,000 respectively related to the key management personnel of the Group. There were no dividends payable to Rayville Limited as at December 31, 2013, 2012 or 2011.

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

In 2010, Laboratoires Nephrotek, formerly a distributor for Trinity Biotech, took a legal action in France against the Group, claiming damages of US$0.8 million. They claimed that certain instruments supplied by Trinity Biotech did not operate properly in the field. In 2013, Trinity Biotech successfully defended this claim in the French courts. Nephrotek are in the process of appealing this decision.

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

The Group’s ‘A’ Ordinary Shares were also listed and traded on the Irish Stock Exchange until November 2007, whereby the Company de-listed from the Irish Stock Exchange. The Group’s depository bank for ADSs is The Bank of New York Mellon. On February 28, 2014, the reported closing sale price of the ADSs was US$26.49 per ADS. The following tables set forth the range of quoted high and low sale prices of Trinity Biotech’s ADSs for (a) the years ended December 31, 2009, 2010, 2011, 2012 and 2013; (b) the quarters ended March 31, June 30, September 30 and December 31, 2012; March 31, June 30, September 30 and December 31, 2013; and (c) the months of March, April, May, June, July, August, September, October, November and December 2013 and January and February 2014 as reported on NASDAQ. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

ADSs

Year Ended December 31	High		Low
2009	US$	5.70	US$	1.05
2010	US$	8.93	US$	3.76
2011	US$	11.00	US$	8.00
2012	US$	15.75	US$	8.81
2013	US$	25.63	US$	14.30

ADSs

2012	High		Low
Quarter ended March 31	US$	10.80	US$	8.81
Quarter ended June 30	US$	12.03	US$	10.50
Quarter ended September 30	US$	12.87	US$	11.58
Quarter ended December 31	US$	15.75	US$	13.01

ADSs

2013	High		Low
Quarter ended March 31	US$	19.00	US$	14.30
Quarter ended June 30	US$	17.92	US$	15.12
Quarter ended September 30	US$	22.00	US$	16.40
Quarter ended December 31	US$	25.63	US$	21.28

ADSs

Month Ended	High		Low
March 31, 2013	US$	19.00	US$	16.15
April 30, 2013	US$	16.77	US$	15.12
May 31, 2013	US$	17.92	US$	15.76
June 30, 2013	US$	17.75	US$	16.60
July 31, 2013	US$	20.20	US$	16.40
August 31, 2013	US$	21.21	US$	18.77
September 30, 2013	US$	22.00	US$	18.80
October 31, 2013	US$	25.20	US$	21.28
November 30, 2013	US$	25.63	US$	24.34
December 31, 2013	US$	25.57	US$	22.01
January 31, 2014	US$	28.00	US$	23.40
February 28, 2014	US$	27.38	US$	24.00

The number of record holders of Trinity Biotech’s ADSs as at February 28, 2014 amounts to 527, inclusive of those brokerage firms and/or clearing houses holding Trinity Biotech’s securities for their clients (with each such brokerage house and/or clearing house being considered as one holder).

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

The Company may, subject to the provisions of the Companies Acts, 1963 to 2013 of Ireland, issue any share on the terms that it is, or at the option of the Company is to be liable, to be redeemed on such terms and in such manner as the Company may determine by special resolution. Before recommending a dividend, the directors may reserve out of the profits of the Company such sums as they think proper which shall be applicable for any purpose to which the profits of the Company may properly be applied and, pending such application, may be either employed in the business of the Company or be invested in such investments (other than shares of the Company or of its holding company (if any)) as the directors may from time to time think fit.

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

Calling of AGM’s and EGM’s of Shareholders

The Company must hold a general meeting as its annual general meeting each year. Not more than 15 months can elapse between annual general meetings. The annual general meetings are held at such time and place as the directors determine and all other general meetings are called extraordinary general meetings. Every general meeting shall be held in Ireland unless all of the members entitled to attend and vote at it consent in writing to it being held elsewhere or a resolution providing that it be held elsewhere was passed at the preceding annual general meeting. The directors may at any time call an extraordinary general meeting and such meetings may also be convened on such requisition, or in default may be convened by such requisitions, as is provided by the Companies Acts, 1963 to 2013 of Ireland.

In the case of an annual general meeting or a meeting at which a special resolution is proposed, 21 clear days notice of the meeting is required and in any other case it is seven clear days notice. Notice must be given in writing to all members and to the auditors and must state the details specified in the Articles of Association. A general meeting (other than one at which a special resolution is to be proposed) may be called on shorter notice subject to the agreement of the auditors and all members entitled to attend and vote at it. In certain circumstances provided in the Companies Acts, 1963 to 2013 of Ireland, extended notice is required. These include removal of a director. No business may be transacted at a general meeting unless a quorum is present. Five members present in person or by proxy (not being less than five individuals) representing not less than 40% of the ordinary shares shall be a quorum. The Company is not obliged to serve notices upon members who have addresses outside Ireland and the US but otherwise there are no limitations in the Articles of Association or under Irish law restricting the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares in the Company.

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

Irish Law

Pursuant to Irish law, Trinity Biotech must maintain a register of its shareholders. This register is open to inspection by shareholders free of charge and to any member of the public on payment of a small fee. The books containing the minutes of proceedings of any general meeting of Trinity Biotech are required to be kept at the registered office of the Company and are open to the inspection of any member without charge. Minutes of meetings of the Board of Directors are not open to scrutiny by shareholders. Trinity Biotech is obliged to keep proper books of account. The shareholders have no statutory right to inspect the books of account. The only financial records, which are open to the shareholders, are the financial statements, which are sent to shareholders with the annual report. Irish law also obliges Trinity Biotech to file information relating to certain events within the Company (changes to share rights, changes to the Board of Directors). This information is filed with the Companies Registration Office (the “CRO”) in Dublin and is open to public inspection. The Articles of Association of Trinity Biotech permit ordinary shareholders to approve corporate matters in writing provided that it is signed by all the members for the time being entitled to vote and attend at general meeting. Ordinary shareholders are entitled to call a meeting by way of a requisition. The requisition must be signed by ordinary shareholders holding not less than one-tenth of the paid up capital of the Company carrying the right of voting at general meetings of the Company. Trinity Biotech is generally permitted, subject to company law, to issue shares with preferential rights, including preferential rights as to voting, dividends or rights to a return of capital on a winding up of the Company. Any shareholder who complains that the affairs of the Company are being conducted or that the powers of the directors of the Company are being exercised in a manner oppressive to him or any of the shareholders (including himself), or in disregard of his or their interests as shareholders, may apply to the Irish courts for relief. Shareholders have no right to maintain proceedings in respect of wrongs done to the Company.

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

Material Contracts

Other than contracts entered into in the ordinary course of business, the following represents the material contracts entered into by the Group:

Acquisition of Immco Diagnostics Inc

In 2013, the Group purchased 100% of the common stock of Immco Diagnostics Inc for a total consideration of $32.88m. Immco, which is headquartered in Buffalo, New York, is a diagnostic company specialising in the development, manufacture and sale of autoimmune test kits on a worldwide basis.

The key terms of the acquisition are as follows:

•	Cash consideration of US$31,652,000;

•	Issuance of share option as at the acquisition date with a fair value of US$1,121,000; and

•	The transfer of 5,566 Trinity Biotech ADS’s as at the acquisition date (fair value of US$110,000).

Please refer to Item 18, Note 22 for further information.

Acquisition of Fiomi Diagnostics AB

In 2012, the Group purchased 100% of the common stock of Fiomi Diagnostics AB for a total consideration of US$12.9 million (including US$3.2m of contingent payments – net of interest of US$0.2m). Fiomi, which is based in Uppsala, Sweden, is at an advanced stage in developing a range of Point-of-Care cardiac assays.

The key terms of the acquisition are as follows:

•	An up-front cash payment of US$5.6m;

•	The transfer of 408,000 Trinity Biotech ADS’s as at the acquisition date (fair value of US$4.1m); and

•	Contingent cash consideration (net present value) of US$3.2m.

Please refer to Item 18, Note 22 for further information.

Divestiture of Coagulation product line to Diagnostica Stago SAS

In April 2010, the Group sold its worldwide Coagulation product line to Diagnostica Stago for US$89.9 million. The gain on the divestiture was US$46.8m. Diagnostica Stago purchased the share capital of Trinity Biotech (UK Sales) Limited, Trinity Biotech GmbH and Trinity Biotech S.à r.l., along with Coagulation assets of Biopool US Inc. and Trinity Biotech Manufacturing Limited. As part of the sale, the Group also assigned leasing arrangements on a facility in Bray, Ireland to Diagnostica Stago. Included in the sale are Trinity’s lists of Coagulation customers and suppliers, all Coagulation inventory, intellectual property and developed technology. In total, 321 Trinity employees transferred their employment to Diagnostica Stago as part of the divestiture of the Coagulation product line.

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

At present the Financial Transfers Act, 1992 prohibits financial transfers involving the late Slobodan Milosevic and associated persons, Burma (Myanmar), Belarus, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, the late Osama bin Laden, Al-Qaida, the Taliban of Afghanistan, Democratic Republic of Congo, Democratic People’s Republic of Korea (North Korea), Iran, Iraq, Côte d’Ivoire, Lebanon, Liberia, Zimbabwe, Sudan, Somalia, Republic of Guinea, Afghanistan, Egypt, Eritrea, Libya, Syria, Tunisia, certain known terrorists and terrorist groups, and countries that harbour certain terrorist groups, without the prior permission of the Central Bank of Ireland.

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

Subject to certain limitations, “qualified dividend income” received by a noncorporate US Holder in tax years beginning on or after January 1, 2013 will be subject to tax at a reduced maximum tax rate of 15%, with a 20% rate applying only to income which would fall into the highest 39.6% tax bracket. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15% rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Ireland (the “Treaty”) or (ii) the ADSs are readily tradable on an established securities market in the US and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ADSs currently are readily tradable on an established securities market in the US. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ADSs, the US Holder must have held such ADSs for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. US Holders of Trinity Biotech ADSs should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

Alternatively, if the ADSs are considered “marketable stock” a US Holder may elect to “mark-to-market” its ADSs, and such US Holder would not be subject to the rules described above. Instead, such US Holder would generally include in income any excess of the fair market value of the ADSs at the close of each tax year over its adjusted basis in the ADSs. If the fair market value of the ADSs had depreciated below the US Holders adjusted basis at the close of the tax year, the US Holder may generally deduct the excess of the adjusted basis of the ADSs over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that the US Holder included in income with respect to such ADSs in prior years. Income recognised and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ADSs with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a US Holder included in income with respect to such ordinary shares in prior years). However, gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which Trinity Biotech is no longer a PFIC, will be capital gain or loss. The ADSs should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities.

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

Republic of Ireland Taxation

For the purposes of this summary, an “Irish Holder” means a holder of ordinary shares or ADSs evidenced by ADSs that (i) beneficially owns the ordinary shares or ADSs registered in its name; (ii) in the case of individual holders, are resident, ordinarily resident and domiciled in Ireland under Irish taxation laws; (iii) in the case of holders that are companies, are resident in Ireland under Irish taxation laws; and (iv) are not also resident in any other country under any double taxation agreement entered into by Ireland.

For Irish taxation purposes, Irish Holders of ADSs will be treated as the owners of the underlying ordinary shares represented by such ADSs.

Solely for the purposes of this summary of Irish Tax considerations, a “US Holder” means a holder of ordinary shares or ADSs evidenced by ADSs that (i) beneficially owns the ordinary shares or ADSs registered in its name; (ii) is resident in the United States for the purposes of the Republic of Ireland/United States Double Taxation Convention (the Treaty); (iii) in the case of an individual holder, is not also resident or ordinarily resident in Ireland for Irish tax purposes; (iv) in the case of a corporate holder, is not a resident in Ireland for Irish tax purposes and is not ultimately controlled by persons resident in Ireland; and (v) is not engaged in any trade or business in Ireland and does not perform independent personal services through a permanent establishment or fixed base in Ireland.

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

Corporate Irish Holders will generally be entitled to claim an exemption from DWT by delivering a declaration which confirms that the company is resident in Ireland for tax purposes to Trinity Biotech in the form prescribed by the Irish Revenue Commissioners. Such corporate Irish Holders will generally not otherwise be subject to Irish tax in respect of dividends received.

Individual Irish Holders will be subject to income tax on the gross amount of any dividend (that is the amount of the dividend received plus any DWT withheld), at their marginal rate of income tax (currently either 20% or 41% depending on the individual’s circumstances excluding PRSI and the universal social charge). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of DWT withheld. Individual Irish Holders may, depending on their circumstances, also be subject to the Irish Universal Social Charge of up to 7% and Pay Related Social Insurance contribution of up to 4% in respect of their dividend income.

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

•

a corporation that is not resident in Ireland and which is ultimately controlled by persons resident in the US (or certain other countries with which Ireland has a double taxation treaty) and is not under the control of persons who are not so resident; or

•

a corporation that is not resident in Ireland and the principal class of whose shares (or its 75% parent’s principal class of shares) is substantially or regularly traded on a recognised stock exchange; or

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

Special DWT arrangements are available in the case of shares in Irish companies held by US resident holders through American depository banks using ADSs where such banks enter into intermediary agreements with the Irish Revenue Commissioners and are viewed as qualifying intermediaries under Irish Tax legislation. Under such agreements, American depository banks who receive dividends from Irish companies and pay the dividends on to the US resident ADS holders are allowed to receive and pass on a dividend from the Irish company on a gross basis (without any withholding) if:

•	the depository bank’s ADS register shows that the direct beneficial owner of the dividends has a US address on the register, and

•

there is an intermediary between the depository bank and the beneficial shareholder and the depository bank receives confirmation from the intermediary that the beneficial shareholder’s address in the intermediary’s records is in the US.

Where the above procedures have not been complied with and DWT is withheld from dividend payments to US Holders of ordinary shares or ADSs evidenced by ADSs, such US Holders can apply to the Irish Revenue Commissioners claiming a full refund of DWT paid by filing a declaration / claim in the form prescribed by the Irish Revenue Commissioners. Certain accompanying information should also be included when making such claims.

The DWT rate applicable to US Holders is reduced to 5% under the terms of the Treaty for corporate US Holders holding 10% or more of voting shares and to 15% for other US Holders. While this will, subject to the application of Article 23 of the Treaty, generally entitle US Holders to claim a partial refund of DWT from the Irish Revenue Commissioners, US Holders will, in most circumstances, likely prefer to seek a full refund of DWT under Irish domestic legislation (see above).

Disposals of Ordinary Shares or ADSs

Irish Holders that acquire ordinary shares or ADSs will generally be considered, for Irish tax purposes, to have acquired their ordinary shares or ADSs at a base cost equal to the amount paid for the ordinary shares or ADSs. On subsequent dispositions, ordinary shares or ADSs acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a “first in first out” basis before ordinary shares or ADSs acquired at a later time. Irish Holders that dispose of their ordinary shares or ADSs will be subject to Irish capital gains tax (CGT) to the extent that the proceeds realised from such disposition exceed the indexed base cost of the ordinary shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 33% and this applies to disposals made on or after 6 December 2012. Indexation of the base cost of the ordinary shares or ADSs is available up to 31 December 2002, and only in respect of ordinary shares or ADSs held for more than 12 months prior to their disposal.

Irish Holders that have unutilised capital losses from other sources in the current, or any previous tax year, can generally apply such losses to reduce gains realised on the disposal of the ordinary shares or ADSs.

An annual exemption allows individuals to realise chargeable gains of up to €1,270 in each tax year without giving rise to CGT. This exemption is specific to the individual and cannot be transferred between spouses. Irish Holders are required, under Ireland’s self-assessment system, to file tax returns reporting any chargeable gains arising to them in a particular tax year.

Where disposal proceeds are received in a currency other than Euro they must be translated into euro amounts to calculate the amount of any chargeable gain or loss. Similarly, acquisition costs denominated in a currency other than Euro must be translated at the date of acquisition in Euro amounts.

Irish Holders that realise a loss on the disposal of ordinary shares or ADSs will generally be entitled to offset such allowable losses against capital gains realised from other sources in determining their CGT liability in that year. Allowable losses which remain unrelieved in a year may generally be carried forward indefinitely for CGT purposes and applied against capital gains in future years.

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

A gift or inheritance of ordinary shares will be, or in the case of ADSs may be, within the charge to capital acquisitions tax, regardless of where the disponer or the donee/successor in relation to the gift/inheritance is domiciled, resident or ordinarily resident. Capital acquisitions tax is levied at a rate of 33% on the taxable value of the gift or inheritance above certain tax-free thresholds and this rate applies in respect of gifts and inheritances taken on or after 6 December 2012 (the rate was 30% between 7 December 2011 and 5 December 2012). The tax-free threshold is determined by the amount of the current benefit and of previous benefits received within the group threshold since December 5, 1991, which are within the charge to capital acquisitions tax and the relationship between the former holder and the successor. Gifts and inheritances between spouses are not subject to the capital acquisitions tax. Gifts of up to €3,000 can be received each year from any given individual without triggering a charge to capital acquisitions tax. Where a charge to Irish CGT and capital acquisitions tax arises on the same event, capital acquisitions tax payable on the event can be reduced by the amount of the CGT payable. There should be no clawback of the same event credit of CGT offset against capital acquisitions tax provided the donee/successor does not dispose of the ordinary shares or ADSs within two years from the date of gift/inheritance.

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

Dividend Policy

In 2011, the Board decided that it was an appropriate time to commence a dividend policy for the first time in the Company’s history, to be paid once a year. The Board proposed a final dividend of 20 cents per ADS in respect of the 2012 financial year and this proposal was approved by the shareholders at the 2013 Annual General Meeting of the Company and subsequently paid during the course of 2013. A dividend of 15 cents per ADS was approved and paid in 2012, in respect of the 2011 financial year. A dividend of 10 cents per ADS was approved and paid in 2011, in respect of the 2010 financial year.

The dividend payable in respect of the 2013 financial year will be proposed by the Directors prior to the next AGM, to be held in June 2014.

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

At December 31, 2013 and 2012 the Group had no borrowings. At December 31, 2011 Group borrowings were at fixed rates of interest and consisted entirely of Euro denominated finance leases. At December 31, 2011 year-end borrowings totalled US$108,000, at interest rates ranging from 5.02% to 5.29% – see Item 18, Note 25.

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$223,000 (2012: US$749,000) and would not affect the interest expense in 2013 or 2012; resulting in an increase in interest income of US$223,000 (2012: US$749,000).

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, where considered necessary, the Group pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered Euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro forecasted transactions. These forward contracts normally have maturities of less than one year after the balance sheet date. There were no forward contracts in place as at 31 December, 2013.

The Group had foreign currency denominated cash balances equivalent to US$1,624,000 at December 31, 2013 (2012: US$1,316,000).

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

Trinity Biotech estimates that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Group is exposed, without making any allowance for the potential impact of such a rise on exchange rates, would be an increase in the profit before tax for 2013 by approximately 2.2%.

Exchange rate sensitivity

At year-end 2013, approximately 6.9% of the Group’s US$183,011,000 net worth (shareholders’ equity) was denominated in currencies other than the US Dollar, principally the Euro, Canadian Dollar, Swedish Krona and Brazilian Real.

A strengthening or weakening of the US Dollar by 10% against all the other currencies in which the Group operates, would have the approximate effect of reducing or increasing the Group’s 2013 year-end net worth by US$1,262,000.

Item 12	Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15	Control and Procedures

Evaluation of Disclosure Controls and Procedures

The Group’s disclosure and control procedures are designed so that information required to be disclosed in reports filed or submitted under the Securities Exchange Act 1934 is prepared and reported on a timely basis and communicated to management, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934 as of the end of the period covered by this Form 20-F. The Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were effective as of December 31, 2013.

In designing and evaluating our disclosure controls and procedures, our management, with the participation of the Chief Executive Officer and Chief Financial Officer, recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Group have been detected.

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

Trinity Biotech’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with the authorization of management and the directors of Trinity Biotech; and provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of Trinity Biotech’s assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. It is not always possible to conduct an assessment of an acquired business’s internal control over financial reporting in the period between the purchase date and the date of management’s assessment. In such cases, management will note that it has excluded the acquired business or businesses from its report on internal control over financial reporting. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

In 2013, the Company acquired Immco Diagnostics, Inc., Nova Century Scientific, Inc. and a business in the UK which was incorporated as Trinity Biotech (UK) Ltd. These three entities have been excluded from management’s assessment of the internal controls. These acquisitions constituted 20% of total assets, as of 31 December 2013 and 9% of revenue for the financial year then ended.

Management has assessed the effectiveness of internal control over financial reporting, excluding entities acquired in 2013, based on criteria established in the 1992 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2013.

Our auditor, Grant Thornton, an independent registered public accounting firm, has issued an attestation report on the Group’s internal control over financial reporting as of December 31, 2013 (see Item 18).

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

	Year ended December 31, 2013		Year ended December 31, 2012
	US$’000%		US$’000%
Audit	574	85%	451	82%
Audit-related	16	2%	22	4%
Tax	89	13%	79	14%

Total	679		552

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

16 E Purchase of Equity Securities by the Issuer and Affiliated Purchasers

On March 3, 2011 the Company announced its intention to commence a Share Buyback Program for the first time in the Company’s history. Under the authority given by the passing of Resolution 6 at the 2012 AGM, the maximum number of shares that may yet be purchased by Trinity Biotech or on the Group’s behalf at December 31, 2013 was 7,244,556 (1,811,139 ADS’s) (2012: 7,244,556 (1,811,139 ADS’s)).

2013 Share Buyback

There were no shares purchased by Trinity Biotech or on the Group’s behalf in the year ended December 31, 2013.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Trinity Biotech plc

We have audited the internal control over financial reporting of Trinity Biotech plc and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in the 1992 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting (“Management’s Report”). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. Our audit of, and opinion on, the Company’s internal control over financial reporting does not include the internal control over financial reporting of wholly-owned subsidiaries, Immco Diagnostics, Inc., Nova Century Scientific Inc. and Trinity Biotech (UK) Ltd. whose financial statements reflect total assets and revenues constituting 20 and 9 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2013. As indicated in Management’s Report, Immco Diagnostics, Inc., Nova Century Scientific, Inc. and a business in the UK which was incorporated as Trinity Biotech (UK) Ltd. were acquired during 2013. Management’s assertion on the effectiveness of the Company’s internal control over financial reporting excluded internal control over financial reporting of these subsidiaries.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in the 1992 Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2013, and our report dated April 9, 2014 expressed an unqualified opinion on those financial statements.

Grant Thornton

Dublin, Ireland

April 9, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Trinity Biotech plc

We have audited the accompanying consolidated statements of financial position of Trinity Biotech plc and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trinity Biotech plc and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in the 1992 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 9, 2014, expressed an unqualified opinion.

Grant Thornton

Dublin, Ireland

April 9, 2014

CONSOLIDATED STATEMENT OF OPERATIONS

		Year ended December, 31
	Notes	2013 Total US$‘000	2012 Total US$‘000	2011 Total US$‘000
Revenues	2	91,216	82,510	77,948
Cost of sales		(45,996)	(40,257)	(37,820)

Gross profit		45,220	42,253	40,128
Other operating income	4	532	468	910
Research and development expenses		(3,691)	(3,130)	(3,206)
Selling, general and administrative expenses		(33,066)	(22,425)	(22,048)

Operating profit		8,995	17,166	15,784
Financial income	2, 3	1,276	2,280	2,428
Financial expenses	2, 3	(51)	(88)	(12)

Net financing income		1,225	2,192	2,416

Profit before tax	5	10,220	19,358	18,200
Total income tax expense	2, 8	(574)	(2,017)	(2,607)

Profit for the year (all attributable to owners of the parent)	2	9,646	17,341	15,593

Basic earnings per ADS (US Dollars)	9	0.44	0.81	0.73
Diluted earnings per ADS (US Dollars)	9	0.41	0.77	0.70

Basic earnings per ‘A’ ordinary share (US Dollars)	9	0.11	0.20	0.18
Diluted earnings per ‘A’ ordinary share (US Dollars)	9	0.10	0.19	0.18

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
	Notes	2013 US$‘000	2012 US$‘000	2011 US$‘000
Profit for the year	2	9,646	17,341	15,593
Other comprehensive income
Items that will be reclassified subsequently to profit or loss
Foreign exchange translation differences		194	127	—
Cash flow hedges:
Effective portion of changes in fair value		—	6	(6)
Deferred tax on income and expenses recognised directly in equity		—	1	(1)

Other comprehensive income		194	134	(7)

Total Comprehensive Income (all attributable to owners of the parent)		9,840	17,475	15,586

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December, 31
	Notes	2013 US$‘000	2012 US$‘000
ASSETS
Non-current assets
Property, plant and equipment	10	12,991	8,883
Goodwill and intangible assets	11	128,547	73,046
Deferred tax assets	12	7,044	4,073
Other assets	13	1,162	908

Total non-current assets		149,744	86,910

Current assets
Inventories	14	29,670	20,757
Trade and other receivables	15	24,268	14,457
Income tax receivable		487	336
Cash and cash equivalents	16	22,317	74,947

Total current assets		76,742	110,497

TOTAL ASSETS	2	226,486	197,407

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital		1,170	1,134
Share premium		8,842	5,138
Treasury Shares	17	(7,367)	(7,367)
Accumulated surplus		176,037	166,340
Translation reserve		(223)	(417)
Other reserves		4,552	4,552

Total equity		183,011	169,380

Current liabilities
Income tax payable		770	1,092
Trade and other payables	19	20,131	11,824
Provisions	20	75	50

Total current liabilities		20,976	12,966

Non-current liabilities
Other payables	21	4,596	4,318
Deferred tax liabilities	12	17,903	10,743

Total non-current liabilities		22,499	15,061

TOTAL LIABILITIES	2	43,475	28,027

TOTAL EQUITY AND LIABILITIES		226,486	197,407

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital ‘A’ ordinary shares	Share capital ‘B’ ordinary shares	Share premium	Treasury Shares	Translation reserve	Warrant reserve	Hedging reserves	Accumulated surplus/ (deficit)	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2011	1,080	12	161,599	—	(544)	4,529	23	(25,412)	141,287
Profit for the period	—	—	—	—	—	—	—	15,593	15,593
Other comprehensive income	—	—	—	—	—	—	(7)	—	(7)

Total comprehensive income	—	—	—	—	—	—	(7)	15,593	15,586
Share-based payments	—	—	—	—	—	—	—	1,547	1,547
Options/warrants exercised	14	—	1,175	—		—	—	—	1,189
Share issue expenses	—	—	(38)	—	—	—	—	—	(38)
Share Premium Transfer (Note 17)	—	—	(160,000)	—	—	—	—	160,000	—
Dividends	—	—	—	—	—	—	—	(2,145)	(2,145)
Treasury Shares acquired during the year	—	—	—	(6,094)	—	—	—	—	(6,094)

Balance at December 31, 2011	1,094	12	2,736	(6,094)	(544)	4,529	16	149,583	151,332

Balance at January 1, 2012	1,094	12	2,736	(6,094)	(544)	4,529	16	149,583	151,332
Profit for the period	—	—	—	—	—	—	—	17,341	17,341
Other comprehensive income	—	—	—	—	127	—	7	—	134

Total comprehensive income	—	—	—	—	127	—	7	17,341	17,475
Share-based payments	—	—	—	—	—	—	—	2,640	2,640
Options/warrants exercised	27	—	2,478	—	—	—	—	—	2,505
Share issue expenses	—	—	(76)	—	—	—	—	—	(76)
‘B’ share conversion	13	(12)	—	—	—	—	—	—	1
Dividends (Note 26)	—	—	—	—	—	—	—	(3,224)	(3,224)
Treasury Shares acquired during the year	—	—	—	(5,343)	—	—	—	—	(5,343)
Treasury Shares re-issued	—	—	—	4,070	—	—	—	—	4,070

Balance at December 31, 2012	1,134	—	5,138	(7,367)	(417)	4,529	23	166,340	169,380

Balance at January 1, 2013	1,134	—	5,138	(7,367)	(417)	4,529	23	166,340	169,380
Profit for the period	—	—	—	—	—	—	—	9,646	9,646
Other comprehensive income	—	—	—	—	194	—	—	—	194

Total comprehensive income	—	—	—	—	194	—	—	9,646	9,840
Share-based payments	—	—	—	—	—	—	—	3,303	3,303
Options/warrants exercised	36	—	3,626	—	—	—	—	—	3,662
Share issue expenses	—	—	(32)	—	—	—	—	—	(32)
Shares/options issued as consideration	—	—	110	—	—	—	—	1,121	1,231
Dividends (Note 26)	—	—	—	—	—	—	—	(4,373)	(4,373)

Balance at December 31, 2013	1,170	—	8,842	(7,367)	(223)	4,529	23	176,037	183,011

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	Notes	2013 US$‘000	2012 US$‘000	2011 US$‘000
Cash flows from operating activities
Profit for the year		9,646	17,341	15,593
Adjustments to reconcile net profit to cash provided by operating activities:
Depreciation		1,688	1,349	1,166
Amortisation	11	1,902	1,482	1,427
Income tax expense	8	574	2,017	2,607
Financial income	3	(1,276)	(2,280)	(2,428)
Financial expense	3	51	88	12
Share-based payments	18	2,014	1,713	1,269
Foreign exchange gains on operating cash flows		46	(60)	(10)
Loss on disposal / retirement of property, plant and equipment		1	5	—
Licence fees	19, 21	4,135	—	—
Other non-cash items		1,020	578	302

Operating cash flows before changes in working capital		19,801	22,233	19,938
(Increase)/decrease in trade and other receivables		(7,032)	(2,059)	1,276
(Increase) in inventories		(7,258)	(1,374)	(2,409)
Increase/(decrease) in trade and other payables		3,255	22	(33)

Cash generated from operations		8,766	18,822	18,772
Interest paid		—	(3)	(12)
Interest received		1,292	2,189	2,013
Income taxes paid		(701)	(1,047)	(317)

Net cash generated by operating activities		9,357	19,961	20,456

Cash flows from investing activities
Payments to acquire subsidiaries		(39,424)	(5,958)	(2,166)
Cash received with acquired subsidiary		1,407	44	21
Proceeds from divestiture of Coagulation product line		—	11,250	11,250
Payments to acquire intangible assets		(18,687)	(12,631)	(6,799)
Acquisition of property, plant and equipment		(4,489)	(2,665)	(2,436)

Net cash used in investing activities		(61,193)	(9,960)	(130)

Cash flows from financing activities
Proceeds from issue of ordinary share capital	17	3,662	2,505	1,189
Purchase of Treasury Shares	17	—	(5,343)	(6,094)
Expenses paid in connection with share issue and debt financing		(87)	(22)	(38)
Dividends paid to equity holders of the parent	26	(4,373)	(3,224)	(2,145)
Payment of finance lease liabilities		—	(109)	(159)

Net cash used in financing activities		(798)	(6,193)	(7,247)

(Decrease)/increase in cash and cash equivalents		(52,634)	3,808	13,079
Effects of exchange rate movements on cash held		4	54	4
Cash and cash equivalents at beginning of year		74,947	71,085	58,002

Cash and cash equivalents at end of year	16	22,317	74,947	71,085

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc and its subsidiaries (“the Group”) are as follows:

i)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). The IFRS applied are those effective for accounting periods beginning 1 January 2013. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

ii)	Basis of preparation

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

Judgements made by management that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in Note 28.

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

iii)	Basis of consolidation

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

iv)	Property, plant and equipment

Owned assets

Items of property, plant and equipment are stated at cost less any accumulated depreciation and any impairment losses (see Note 1(viii)). The cost of self-constructed assets includes the cost of materials, direct labour and attributable overheads. It is not Group policy to revalue any items of property, plant and equipment.

Depreciation is charged to the statement of operations on a straight-line basis to write-off the cost of the assets over their expected useful lives as follows:

• Leasehold improvements	5-15 years
• Office equipment and fittings	10 years
• Buildings	50 years
• Computer equipment	3-5 years
• Plant and equipment	5-15 years

Land is not depreciated. The residual values, if not insignificant, useful lives and depreciation methods of property, plant and equipment are reviewed and adjusted if appropriate on a prospective basis, at each balance sheet date. There were no changes to useful lives in the year.

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

Depreciation is calculated in order to write-off the amounts capitalised over the estimated useful lives of the assets, or the lease term if shorter, by equal annual instalments. The excess of the total rentals under a lease over the amount capitalised is treated as interest, which is charged to the statement of operations in proportion to the amount outstanding under the lease. Leased assets are reviewed for impairment (see Note 1(viii)).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

v)	Business combinations

All business combinations are accounted for by applying the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred (excluding amounts relating to the settlement of pre-existing relationships), the amount of any non-controlling interest in the acquiree and, in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously-held equity interest in the acquiree. Acquisition-related costs of the combination are recorded as an expense in the statement of operations and any contingent consideration is measured at fair value at the acquisition date. If the contingent consideration arrangement gives rise to a financial liability, any subsequent changes are generally recognised in profit or loss. Assets and liabilities assumed are measured at their acquisition date fair values.

vi)	Goodwill

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

At the acquisition date, any goodwill is allocated to each of the cash generating units expected to benefit from the combination’s synergies. Following initial recognition, goodwill is stated at cost less any accumulated impairment losses (see Note 1(viii)).

vii)	Intangibles, including research and development (other than goodwill)

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

Intangible assets acquired as part of a business combination are capitalised separately from goodwill if the intangible asset meets the definition of an asset and the fair value can be reliably measured on initial recognition. Subsequent to initial recognition, these intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses (Note 1(viii)). Intangible assets with definite useful lives are reviewed for indicators of impairment annually while intangible assets with indefinite useful lives and those not yet brought into use are tested for impairment annually, either individually or at the cash generating unit level.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

All other development expenditure is expensed as incurred. Subsequent to initial recognition, the capitalised development expenditure is carried at cost less any accumulated amortisation and any accumulated impairment losses (Note 1(viii)).

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

The Group uses a useful economic life of 15 years for capitalized development costs. This is a conservative estimate of the likely life of the products. The Group is confident that products have a minimum of 15 years life given the inertia that characterizes the medical diagnostics industry and the barriers to enter into the industry. The following factors have been considered in estimating the useful life of developed products:

(a)	once a diagnostic test becomes established, customers are reluctant to change to new technology until it is fully proven, thus resulting in relatively long product life cycles. There is also reluctance in customers to change to a new product as it can be costly both in terms of the initial changeover cost and as new technology is typically more expensive.

(b)	demand for the diagnostic tests is enduring and robust within a wide geographic base. The diseases that the products diagnose are widely prevalent (HIV, Diabetes and Chlamydia being just three examples) in many countries. There is a general consensus that these diseases will continue to be widely prevalent in the future.

(c)	there are significant barriers to new entrants in this industry. Patents and/or licences are in place for many of our products, though this is not the only barrier to entry. There is a significant cost and time to develop new products, it is necessary to obtain regulatory approval and tests are protected by proprietary know-how, manufacturing techniques and trade secrets.

Certain trade names acquired are deemed to have an indefinite useful life as there is no foreseeable limit to the period over which these assets are expected to generate cash inflows for the Group.

Where amortisation is charged on assets with finite lives, this expense is taken to the statement of operations through the ‘selling, general and administrative expenses’ line.

Useful lives are examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

viii)	Impairment

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

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash generating unit level. The goodwill and indefinite-lived assets were reviewed for impairment at December 31, 2011, December 31, 2012 and December 2013. See Note 11.

IPR&D is tested for impairment on an annual basis, in the fourth quarter, or more frequently if impairment indicators are present, using projected discounted cash flow models. If IPR&D becomes impaired or is abandoned, the carrying value of the IPR&D is written down to its revised fair value with the related impairment charge recognised in the period in which the impairment occurs. If the fair value of the asset becomes impaired as the result of unfavorable data from any ongoing or future clinical trial, changes in assumptions that negatively impact projected cash flows, or because of any other information regarding the prospects of successfully developing or commercializing our programs, we could incur significant charges in the period in which the impairment occurs. The valuation techniques utilized in performing impairment tests incorporate significant assumptions and judgments to estimate the fair value, as described above. The use of different valuation techniques or different assumptions could result in materially different fair value estimates.

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

ix)	Inventories

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

x)	Trade and other receivables

Trade and other receivables are stated at their amortised cost less impairment losses incurred. Cost approximates fair value given the short dated nature of these assets.

xi)	Trade and other payables

Trade and other payables are stated at cost. Cost approximates fair value given the short dated nature of these liabilities.

xii)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short-term deposits. The Group has no short-term bank overdraft facilities. Where restrictions are imposed by third parties, such as lending institutions, on cash balances held by the Group these are treated as financial assets in the financial statements.

xiii)	Share-based payments

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

The share options issued by the Group are not subject to market-based vesting conditions as defined in IFRS 2, Share-based Payment. Non-market vesting conditions are not taken into account when estimating the fair value of share options as at the grant date; such conditions are taken into account through adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognised equates to the number of equity instruments that actually vest. The expense in the statement of operations in relation to share options represents the product of the total number of options anticipated to vest and the fair value of those options; this amount is allocated to accounting periods on a straight-line basis over the vesting period. Given that the performance conditions underlying the Group’s share options are non-market in nature, the cumulative charge to the statement of operations is only reversed where the performance condition is not met or where an employee in receipt of share options relinquishes service prior to completion of the expected vesting period. Share based payments, to the extent they relate to direct labour involved in development activities, are capitalised, see Note 1(vii).

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. The Group does not operate any cash-settled share-based payment schemes or share-based payment transactions with cash alternatives as defined in IFRS 2.

xiv)	Government grants

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xv)	Revenue recognition

Goods sold and services rendered

Revenue from the sale of goods is recognised in the statement of operations when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from products is generally recorded as of the date of shipment, consistent with typical ex-works shipment terms. Where the shipment terms do not permit revenue to be recognised as of the date of shipment, revenue is recognised when the Group has satisfied all of its obligations to the customer in accordance with the shipping terms. Revenue, including any amounts invoiced for shipping and handling costs, represents the value of goods supplied to external customers, net of discounts and excluding sales taxes.

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

The Group leases instruments under operating and finance leases as part of its business. In cases where the risks and rewards of ownership of the instrument pass to the customer, the fair value of the instrument is recognised as revenue at the commencement of the lease and is matched by the related cost of sale. In the case of operating leases of instruments which typically involve commitments by the customer to pay a fee per test run on the instruments, revenue is recognised on the basis of customer usage of the instruments. See also Note 1(iv).

Other operating income

Rental income from sub-leasing premises under operating leases, where the risks and rewards of the premises remain with the lessor, is recognised in the statement of operations as other operating income on a straight-line basis over the term of the lease.

Other income also comprises income recognised under Transitional Services Agreements (TSA) with Lab 21 Limited and Diagnostica Stago. As part of the acquisition of the blood bank screening business in July 2013 from Lab 21 Limited, the Group entered into a TSA. The services provided by the Group to Lab 21 under the TSA comprise of mainly facilities and information technology. As part of the divestiture of the Coagulation product line in April 2010, the Group entered into a TSA. The services provided by the Group to Stago under the TSA comprise canteen services. This income has not been treated as revenue since the TSA activities are incidental to the main revenue-generating activities of the Group.

xvi)	Employee benefits

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xvii)	Foreign currency

A majority of the revenue of the Group is generated in US Dollars. The Group’s management has determined that the US Dollar is the primary currency of the economic environment in which the Company and its subsidiaries (with the exception of the Group’s subsidiaries in Sweden and Canada) principally operate. Thus the functional currency of the Company and its subsidiaries (other than the Swedish and Canadian subsidiaries) is the US Dollar. The functional currency of the Swedish subsidiary is the Swedish Kroner, and the currency of the Canadian subsidiary is the Canadian Dollar. The presentation currency of the Company and Group is the US Dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. The resulting gains and losses are included in the statement of operations. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

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

Where Euro or Sterling amounts have been referenced in this document, their corresponding US Dollar equivalent has also been included and these equivalents have been calculated with reference to the foreign exchange rates prevailing at December 31, 2013.

xviii)	Derivative financial instruments

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

xix)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

xx)	Tax (current and deferred)

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the statement of operations except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

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

xxi)	Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

xxii)	Cost of sales

Cost of sales comprises product cost including manufacturing and payroll costs, quality control, shipping, handling, and packaging costs and the cost of services provided.

xxiii)	Finance income and costs

Financing expenses comprise interest costs payable on leases. Interest payable on finance leases is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Financing expenses also includes the financing element of long term liabilities which have been discounted.

Finance income includes interest income on deposits and is recognised in the statement of operations as it accrues, using the effective interest method. Finance income also includes interest on the deferred consideration due to the Group as part of the divestiture of the Coagulation product line in 2010.

xxiv)	Warrant reserve

The Group calculates the fair value of warrants at the date of issue taking the amount directly to equity. The fair value is calculated using a recognised valuation methodology for the valuation of financial instruments (that is, the trinomial model). The fair value which is assessed at the grant date is calculated on the basis of the contractual term of the warrants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xxv)	Treasury shares

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

xxvi)	Fair values

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: valuation techniques for which the lowest level of inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

Level 3: valuation techniques for which the lowest level of inputs that have a significant effect on the recorded fair value are not based on observable market data

xxvii)	New IFRS Standards and Interpretations not applied

The IASB and IFRIC have issued additional standards and interpretations which are effective for periods starting after January 1, 2013, all of which have not yet been adopted by the EU. The following standards and interpretations have yet to be adopted by the Group:

International Financial Reporting Standards (IFRS/IAS)		Effective date
IAS 16	Property, Plant and Equipment (Amendment)	July 1, 2014 (not yet adopted by the EU)

IAS 19	Employee Benefits (Amendment)	July 1, 2014 (not yet adopted by the EU)

IAS 24	Related Party Disclosures (Amendment)	July 1, 2014 (not yet adopted by the EU)

IAS 27	Separate Financial Statements (Amendment)	January 1, 2014 (not yet adopted by the EU)

IAS 32	Financial Instruments: Presentation (Amendment)	January 1, 2014 (not yet adopted by the EU)

IAS 36	Impairment of Assets (Amendment)	January 1, 2014 (not yet adopted by the EU)

IAS 38	Intangible Assets (Amendment)	July 1, 2014 (not yet adopted by the EU)

IAS 39	Financial Instruments: Recognition and Measurement (Amendment)	January 1, 2014 (not yet adopted by the EU)

IAS 40	Investment Property (Amendment)	July 1, 2014 (not yet adopted by the EU)

IFRIC 21	Levies	January 1, 2014 (not yet adopted by the EU)

IFRS 2	Share Based Payments (Amendment)	July 1, 2014 (not yet adopted by the EU)
IFRS 3	Business Combinations (Amendment)	July 1, 2014 (not yet adopted by the EU)

IFRS 8	Operating Segments (Amendment)	July 1, 2014 (not yet adopted by the EU)

IFRS 9	Financial Instruments – Classification and Measurement	January 1, 2018 (not yet adopted by the EU)

IFRS 10	Consolidated Financial Statements (Amendment)	January 1, 2014 (not yet adopted by the EU)

IFRS 12	Disclosure of Interest in Other Entities (Amendment)	January 1, 2014 (not yet adopted by the EU)

IFRS 13	Fair Value Measurement (Amendment)	July 1, 2014 (not yet adopted by the EU)

IFRS 14	Regulatory Deferral Accounts	January 1, 2016 (not yet adopted by the EU)

The Group does not anticipate that the adoption of these standards and interpretations will have a material effect on its financial statements on initial adoption.

The Group has adopted the following standards and amendments during the year:

•	IAS 1 Presentation of Financial Statements (Amendment)

•	IAS 19 Employee Benefits (Amendment)

•	IFRS 10 Consolidated Financial Statements

•	IFRS 13 Fair Value Measurement

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

The application of the above standards did not result in material changes in the Group’s consolidated accounts.

2.	SEGMENT INFORMATION

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

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.

i)	The distribution of revenue by geographical area based on location of assets was as follows:

Rest of World Other revenue from external customers commenced in 2013 following the acquisition of the blood bank screening business located in the UK.

		Rest of World
Revenue	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2013	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	48,679	40,616	1,921	—	91,216
Inter-segment revenue	35,474	7,525	10,996	(53,995)	—

Total revenue	84,153	48,141	12,917	(53,995)	91,216

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2012	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	42,029	40,481	—	—	82,510
Inter-segment revenue	32,466	7,655	5,558	(45,679)	—

Total revenue	74,495	48,136	5,558	(45,679)	82,510

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2011	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	40,226	37,722	—	—	77,948
Inter-segment revenue	26,169	7,856	—	(34,025)	—

Total revenue	66,395	45,578	—	(34,025)	77,948

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

2.	SEGMENT INFORMATION (CONTINUED)

ii)	The distribution of revenue by customers’ geographical area was as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Revenue	US$‘000	US$‘000	US$‘000
Americas	54,761	49,638	51,352
Europe (including Ireland) *	12,394	10,214	9,423
Asia / Africa	24,061	22,658	17,173

	91,216	82,510	77,948

*	Revenue for customers in Ireland is not disclosed separately due to the immateriality of these revenues.

iii)	The distribution of revenue by major product group was as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Revenue	US$‘000	US$‘000	US$‘000
Clinical laboratory	71,462	63,356	61,386
Point-of-Care	19,754	19,154	16,562

	91,216	82,510	77,948

iv)	The distribution of segment results by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2013	US$‘000	US$‘000	US$‘000	US$‘000
Result	5,730	5,014	(968)	9,776
Unallocated expenses *				(781)

Operating profit				8,995
Net financing income (Note 3)				1,225

Profit before tax				10,220
Income tax expense (Note 8)				(574)

Profit for the year				9,646

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2012	US$‘000	US$‘000	US$‘000	US$‘000
Result	6,299	11,739	(39)	17,999
Unallocated expenses *				(833)

Operating profit				17,166
Net financing income (Note 3)				2,192

Profit before tax				19,358
Income tax expense (Note 8)				(2,017)

Profit for the year				17,341

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2011	US$‘000	US$‘000	US$‘000	US$‘000
Result	5,840	10,922	(80)	16,682
Unallocated expenses *				(898)

Operating profit				15,784
Net financing income (Note 3)				2,416

Profit before tax				18,200
Income tax expense (Note 8)				(2,607)

Profit for the year				15,593

*	Unallocated expenses represent head office general and administration costs of the Group which cannot be allocated to the results of any specific geographical area.

v)	The distribution of segment assets and segment liabilities by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2013	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	92,470	83,044	21,124	196,638
Unallocated assets:
Income tax assets (current and deferred)				7,531
Cash and cash equivalents				22,317

Total assets as reported in the Group balance sheet				226,486

Segment liabilities	8,598	10,762	5,442	24,802
Unallocated liabilities:
Income tax liabilities (current and deferred)				18,673

Total liabilities as reported in the Group balance sheet				43,475

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2012	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	46,434	55,346	16,271	118,051
Unallocated assets:
Income tax assets (current and deferred)				4,409
Cash and cash equivalents				74,947

Total assets as reported in the Group balance sheet				197,407

Segment liabilities	4,401	6,332	5,459	16,192
Unallocated liabilities:
Income tax liabilities (current and deferred)				11,835

Total liabilities as reported in the Group balance sheet				28,027

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

2.	SEGMENT INFORMATION (CONTINUED)

vi)	The distribution of long-lived assets, which are property, plant and equipment, goodwill and intangible assets and other non-current assets (excluding deferred tax assets), by geographical area was as follows:

	December 31, 2013 US$‘000	December 31, 2012 US$‘000
Rest of World – Ireland	59,160	38,996
Rest of World – Other	18,458	16,049
Americas	65,082	27,792

	142,700	82,837

vii)	The distribution of depreciation and amortisation by geographical area was as follows:

	December 31, 2013 US$‘000	December 31, 2012 US$‘000	December 31, 2011 US$‘000
Depreciation:
Rest of World – Ireland	447	408	325
Rest of World – Other	95	32	—
Americas	1,316	1,023	841

	1,858	1,463	1,166

Amortisation:
Rest of World – Ireland	1,272	1,174	1,258
Rest of World – Other	—	—	—
Americas	630	308	169

	1,902	1,482	1,427

viii)	The distribution of share-based payment expense by geographical area was as follows:

	December 31, 2013 US$‘000	December 31, 2012 US$‘000	December 31, 2011 US$‘000
Rest of World – Ireland	1,791	1,482	1,099
Rest of World – Other	20	—	—
Americas	203	231	170

	2,014	1,713	1,269

See Note 18 for further information on share-based payments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

2.	SEGMENT INFORMATION (CONTINUED)

ix)	The distribution of interest income and interest expense by geographical area was as follows:

Interest Income Year ended December 31, 2013		Rest of World
	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000
Interest Income Earned	2	—	1,274	—	1,276
Inter-segment Interest Income	—	—	3,930	(3,930)	—

Total	2	—	5,204	(3,930)	1,276

Interest Expense Year ended December 31, 2013		Rest of World
	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000
Interest Expense	—	—	—	—	—
Interest on Deferred Consideration	—	—	51	—	51
Inter-segment Interest Expense	3,930	—	—	(3,930)	—

Total	3,930	—	51	(3,930)	51

Interest Income Year ended December 31, 2012		Rest of World
	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000
Interest Income Earned	—	2	2,166	—	2,168
Interest on Deferred Consideration	25	87	—	—	112
Inter-segment Interest Income	—	—	3,270	(3,270)	—

Total	25	89	5,436	(3,270)	2,280

Interest Expense Year ended December 31, 2012		Rest of World
	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000
Interest Expense	1	2	—	—	3
Interest on Deferred Consideration	—	—	85	—	85
Inter-segment Interest Expense	3,270	—	—	(3,270)	—

Total	3,271	2	85	(3,270)	88

Interest Income Year ended December 31, 2011		Rest of World
	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000
Interest Income Earned	—	326	1,657	—	1,983
Interest on Deferred Consideration	99	346	—	—	445
Inter-segment Interest Income	—	—	2,040	(2,040)	—

Total	99	672	3,697	(2,040)	2,428

Interest Expense Year ended December 31, 2011		Rest of World
	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000
Interest Expense	2	10	—	—	12
Inter-segment Interest Expense	2,040	—	—	(2,040)	—

Total	2,042	10	—	(2,040)	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

2.	SEGMENT INFORMATION (CONTINUED)

x)	The distribution of taxation expense by geographical area was as follows:

	December 31, 2013 US$‘000	December 31, 2012 US$‘000	December 31, 2011 US$‘000
Rest of World – Ireland	(22)	(880)	(1,295)
Rest of World – Other	18	(80)	(10)
Americas	(570)	(1,057)	(1,302)

	(574)	(2,017)	(2,607)

xi)	During 2013, 2012 and 2011 there were no customers generating 10% or more of total revenues.

xii)	The distribution of capital expenditure by geographical area was as follows:

	December 31, 2013 US$‘000	December 31, 2012 US$‘000
Rest of World – Ireland	15,790	10,140
Rest of World – Other	8,493	16,006
Americas	38,892	5,608

	63,175	31,754

3.	FINANCIAL INCOME AND EXPENSES

	December 31, 2013 US$‘000	December 31, 2012 US$‘000	December 31, 2011 US$‘000
Financial income:
Interest income	1,276	2,168	1,983
Other interest income	—	112	445

	1,276	2,280	2,428

Financial expense:
Finance lease interest	—	(2)	(10)
Other interest expense	(51)	(86)	(2)

	(51)	(88)	(12)

Net Financing Income	1,225	2,192	2,416

Other interest income recognised in 2012 and 2011 is comprised of interest income relating to the deferred consideration due to the Company as a result of the sale of the Coagulation product line in 2010.

Other interest expense for 2013 includes US$51,000 (2012: US$85,000) (2011: US$Nil) related to the deferred consideration arising as a result of the acquisition of Fiomi Diagnostics AB by the Group in 2012 (see Note 22).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

4.	OTHER OPERATING INCOME

	December 31, 2013 US$‘000	December 31, 2012 US$‘000	December 31, 2011 US$‘000
Rental income from premises	250	243	245
Other income	282	225	665

	532	468	910

Other income mainly comprises income recognised under Transitional Services Agreements (TSA) with Lab 21 Limited and Diagnostica Stago. As part of the acquisition of the blood bank screening business in July 2013 from Lab 21 Limited, the Group entered into a TSA. The services provided by the Group to Lab 21 under the TSA comprise of mainly facilities and information technology. As part of the divestiture of the Coagulation product line in April 2010, the Group entered into a TSA. The services provided by the Group to Stago under the TSA comprise canteen services. This income has not been treated as revenue since the TSA activities are incidental to the main revenue-generating activities of the Group.

5.	PROFIT BEFORE TAX

The following amounts were charged / (credited) to the statement of operations:

	December 31, 2013 US$‘000	December 31, 2012 US$‘000	December 31, 2011 US$‘000
Directors’ emoluments (including non-executive directors):
Remuneration	2,155	1,812	2,086
Pension	60	270	111
Share based payments	2,008	1,499	786
Other	—	—	14
Auditors’ remuneration
Audit fees	586	506	510
Non audit fees	123	99	31
Depreciation – leased assets*	14	12	13
Depreciation – owned assets*	1,674	1,337	1,153
Amortisation	1,902	1,482	1,427
Loss on the disposal of property, plant and equipment	—	5	—
Net foreign exchange differences	224	(41)	(69)
Restructuring costs	690	—	—
Operating lease rentals:
Land and buildings	2,980	2,447	2,654
Other equipment	6	9	19

*	Note that US$170,000 of depreciation was charged to research and development projects during 2013 in line with the Group’s capitalisation policy for Intangible projects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

6.	PERSONNEL EXPENSES

	December 31, 2013 US$‘000	December 31, 2012 US$‘000	December 31, 2011 US$‘000
Wages and salaries	22,504	19,066	18,470
Social welfare costs	2,162	1,842	1,718
Pension costs	704	669	658
Share-based payments	2,014	1,713	1,269
Restructuring costs	690	—	—

	28,074	23,290	22,115

Personnel expenses are shown net of capitalisations. Total personnel expenses, inclusive of amounts capitalised for wages and salaries, social welfare costs and pension costs, for the year ended December 31, 2013 amounted to US$37,455,000 (2012: US$29,181,000) (2011: US$25,304,000). Total share based payments, inclusive of amounts capitalised in the balance sheet, amounted to US$3,303,000 for the year ended December 31, 2013 (2012: US$2,640,000) (2011: US$1,547,000). See Note 18.

Restructuring costs for the year ended December 31, 2013 amounted to US$690,000 (2012: US$Nil) (2011: US$Nil) and relate to UK operations.

The average number of persons employed by the Group in the financial year was 496 (2012: 385) (2011: 357) and is analysed into the following categories:

	December 31, 2013	December 31, 2012	December 31, 2011
Research and development	95	57	47
Administration and sales	274	110	102
Manufacturing and quality	127	218	208

	496	385	357

7.	PENSION SCHEMES

The Group operates defined contribution pension schemes for certain of its full time employees. The benefits under these schemes are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income amounted to US$711,000 (2012: US$837,000) (2011: US$658,000) (Note 6). The pension accrual for the Group at December 31, 2013 was US$333,000 (2012: US$213,000), (2011: US$184,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

8.	INCOME TAX EXPENSE

(a)	The charge for tax based on the profit comprises:

	December 31, 2013 US$‘000	December 31, 2012 US$‘000	December 31, 2011 US$‘000
Current tax expense
Irish Corporation tax	(400)	316	984
Foreign taxes (a)	252	176	431
Adjustment in respect of prior years	(27)	(154)	(13)

Total current tax expense	(175)	338	1,402

Deferred tax expense (b)
Origination and reversal of temporary differences (see Note 12)	3,235	2,599	1,293
Origination and reversal of net operating losses (see Note 12)	(2,486)	(920)	(88)

Total deferred tax expense	749	1,679	1,205

Total income tax charge in statement of operations	574	2,017	2,607

(a)	The foreign taxes relate primarily to USA, Canada and Luxembourg.
(b)	In 2013 there was a deferred tax charge of US$393,000 (2012: US$561,000; 2011: US$326,000) recognised in respect of Ireland and a deferred tax charge of US$356,000 (2012: US$1,118,000; 2011: US$879,000) recognised in respect of overseas tax jurisdictions.

Effective tax rate	December 31, 2013 US$‘000	December 31, 2012 US$‘000	December 31, 2011 US$‘000
Profit before taxation	10,220	19,358	18,200
As a percentage of profit before tax:
Current tax	(1.72%)	1.75%	7.70%
Total (current and deferred)	5.61%	10.42%	14.32%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

8.	INCOME TAX EXPENSE (CONTINUED)

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective total tax rate for the Group:

	December 31, 2013	December 31, 2012	December 31, 2011
Irish corporation tax	12.50%	12.50%	12.50%
Effect of tax rates on overseas earnings(a)	(5.10%)	(0.66%)	1.69%
Effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised(b)	5.13%	0.82%	(0.98%)
Effect of Irish income taxable at higher tax rate	0.12%	0.13%	0.35%
R&D tax credits	(4.03%)	(0.17%)	(0.12%)
Adjustments in respect of prior years	(0.27%)	(0.80%)	(0.36%)
Other items(c)	(2.74%)	(1.40%)	1.24%

Effective tax rate	5.61%	10.42%	14.32%

(a)	Taxes incurred in foreign jurisdictions had the impact of reducing the overall effective rate of taxation in both 2013 and 2012. This is a result of a higher proportion of the Group’s income being earned in lower tax rate jurisdictions.
(b)	The effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised is analyzed further in the table below (see also Note 12). No deferred tax asset was recognised because there was no reversing deferred tax liability in the same jurisdiction reversing in the same period and no future taxable income in the same jurisdiction.

Unrecognised deferred tax assets	Effect in 2013 US$’000	Percentage effect in 2013	Effect in 2012 US$’000	Percentage effect in 2012
Temporary differences arising in USA	8	0.08%	26	0.13%
Net operating losses arising in Brazil	208	2.04%	52	0.27%
Net operating losses arising in UK	73	0.71%	—	—
Net operating losses arising in Sweden	235	2.30%	90	0.47%
Net operating losses arising in Canada	—	0.00%	(11)	(0.05%)

	524	5.13%	157	0.82%

(c)	Other items comprise items not chargeable to tax/expenses not deductible for tax.

Deferred tax recognised directly in equity

	December 31, 2013 US$‘000	December 31, 2012 US$‘000	December 31, 2011 US$‘000
Relating to forward contracts as hedged instruments	—	1	(1)

	—	1	(1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

8.	INCOME TAX EXPENSE (CONTINUED)

a.	The distribution of profit before taxes by geographical area was as follows:

	December 31, 2013 US$‘000	December 31, 2012 US$‘000	December 31, 2011 US$‘000
Rest of World – Ireland	4,233	10,992	10,686
Rest of World – Other	4,185	5,313	3,617
Americas	1,802	3,053	3,897

	10,220	19,358	18,200

b.	At December 31, 2013, the Group had unutilised net operating losses as follows:

	December 31, 2013 US$‘000	December 31, 2012 US$‘000	December 31, 2011 US$‘000
USA	9,795	5,444	2,634
Ireland	8,073	—	—
Brazil	768	156	—
UK	317	—	—
Sweden	1,249	347	—
Canada	—	—	36

	20,202	5,947	2,670

In the USA, the utilisation of net operating loss carryforwards is limited to future profits in the USA. The net operating losses for USA have a maximum carryforward of 20 years. In respect of the USA, US$1,004,000 will expire by December 31, 2026, US$1,120,000 will expire by December 31, 2027, US$907,000 will expire by December 31, 2031, US$2,408,000 will expire by December 31, 2032 and US$4,356,000 will expire by December 31, 2033.

At December 31, 2013, the Group had unrecognised deferred tax assets in respect of unused tax losses and unused tax credits as follows:

	December 31, 2013 US$‘000	December 31, 2012 US$‘000	December 31, 2011 US$‘000
USA – unused tax credits	381	373	347
Brazil – unused tax losses	261	52	—
Sweden – unused tax losses	325	90	—
UK – unused tax losses	73	—	—
Canada – unused tax losses	—	—	11

Unrecognised Deferred Tax Asset	1,040	515	358

The accounting policy for deferred tax is to calculate the deferred tax asset that is deemed recoverable, considering all sources for future taxable profits. The deferred tax assets in the above table have not been recognised due to uncertainty regarding the full utilization of these losses in the related tax jurisdiction in future periods. Only when it is probable that future profits will be available to utilize the forward losses or temporary differences is a deferred tax asset recognised. When there is a reversing deferred tax liability in that jurisdiction that reverses in the same period, the deferred tax asset is restricted so that it equals the reversing deferred tax liability.

The Group has US state credit carryforwards of US$381,000 at December 31, 2013 (2012: US$373,000; 2011: US$347,000). A deferred tax asset of US$381,000 (2012: US$373,000; 2011: US$347,000) in respect of US state credit carryforwards was not recognised in 2013 due to uncertainties regarding future full utilisation of these state credit carryforwards in the related tax jurisdiction in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

9.	EARNINGS PER SHARE

Basic earnings per ordinary share

Basic earnings per ordinary share for the Group is computed by dividing the profit after taxation of US$9,646,000 (2012: US$17,341,000) (2011: US$15,593,000) for the financial year by the weighted average number of ‘A’ ordinary shares and ‘B’ ordinary shares in issue. As at December 31, 2013, this amounted to 87,746,588 shares (2012: 85,675,284 shares) (2011: 85,171,494 shares). As at December 31, 2011, 1,400,000 of the total weighted average shares used as the EPS denominator related to the 700,000 ‘B’ ordinary shares which were in issue at that time. At an EGM held in September 2012, it was resolved that the ‘B’ ordinary shares would be converted to ‘A’ ordinary Shares (see below). Prior to this conversion, the ‘B’ ordinary shares were treated the same as ‘A’ ordinary shares except for the fact that they had two voting rights per share, rights to participate in any liquidation or sale of the Group and to receive dividends as if each Class ‘B’ ordinary share were two Class ‘A’ ordinary shares. Hence the earnings per share for a ‘B’ ordinary share was exactly twice the earnings per share of an ‘A’ ordinary share.

	December 31, 2013	December 31, 2012	December 31, 2011
‘A’ ordinary shares	87,746,588	85,675,284	83,771,494
‘B’ ordinary shares (multiplied by 2)	—	—	1,400,000

Basic earnings per share denominator	87,746,588	85,675,284	85,171,494

Reconciliation to weighted average earnings per share denominator:
Number of A ordinary shares at January 1 (Note 17)	88,994,069	85,321,081	84,116,865
Number of B ordinary shares at December 31 (multiplied by 2)*	—	—	1,400,000
Weighted average number of shares issued during the year**	(1,247,481)	354,203	(345,371)

Basic earnings per share denominator	87,746,588	85,675,284	85,171,494

*	At an Extraordinary General Meeting of the Company, held in September 2012, two resolutions were ratified by the shareholders which allowed for the conversion of the existing ‘B’ ordinary shares into ‘A’ ordinary shares. This conversion took place at an effective rate of 1 ‘B’ ordinary share : 1.7 ‘A’ ordinary shares. These resolutions also granted the cancellation of ‘B’ ordinary shares subsequent to the aforementioned conversion.
**	The weighted average number of shares issued during the year is calculated by taking the number of shares issued multiplied by the number of days in the year each share is in issue, divided by 365 days. In 2012, this includes the 700,000 ‘B’ ordinary shares (equivalent to 1,400,000 ‘A’ ordinary shares) up to the date of their conversion into ‘A’ ordinary shares on the 27 September 2012. Following on from the ‘B’ share conversion, 1,190,000 ‘A’ ordinary shares were included in their place. In 2012 and 2011, the weighted average number has been impacted by the Company’s repurchase of its own shares(see Note 17). There were no repurchases of treasury shares in 2013.

Diluted earnings per ordinary share

Diluted earnings per ordinary share is computed by dividing the profit after tax of US$9,646,000 (2012: US$17,341,000) (2011: US$15,593,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 93,712,698 (2012: 89,773,616) (2011: 88,912,596).

The basic weighted average number of shares for the Group may be reconciled to the number used in the diluted earnings per ordinary share calculation as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Basic earnings per share denominator (see above)	87,746,588	85,675,284	85,171,494
Issuable on exercise of options and warrants	5,966,110	4,098,332	3,741,102

Diluted earnings per share denominator	93,712,698	89,773,616	88,912,596

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

9.	EARNINGS PER SHARE (CONTINUED)

Earnings per ADS

In June 2005, Trinity Biotech adjusted its ADS ratio from 1 ADS: 1 ordinary share to 1 ADS: 4 ordinary shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic earnings per ADS for the Group is computed by dividing the profit after taxation of US$9,646,000 (2012: US$17,341,000) (2011: US$15,593,000) for the financial year by the weighted average number of ADS in issue of 21,936,647 (2012: 21,418,821); (2011: 21,292,873).

	December 31, 2013	December 31, 2012	December 31, 2011
‘A’ ordinary shares – ADS	21,936,647	21,418,821	20,942,873
‘B’ ordinary shares – ADS	—	—	350,000

Basic earnings per share denominator	21,936,647	21,418,821	21,292,873

Diluted earnings per ADS for the Group is computed by dividing the profit after taxation of US$9,646,000 (2012: US$17,341,000) (2011: US$15,593,000) for the financial year, by the diluted weighted average number of ADS in issue of 23,428,175 (2012: 22,443,404) (2011: 22,228,149).

The basic weighted average number of ADS shares for the Group may be reconciled to the number used in the diluted earnings per ADS share calculation as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Basic earnings per share denominator (see above)	21,936,647	21,418,821	21,292,873
Issuable on exercise of options and warrants	1,491,528	1,024,583	935,276

Diluted earnings per share denominator	23,428,175	22,443,404	22,228,149

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

10.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings US$‘000	Leasehold improvements US$‘000	Computers, fixtures and fittings US$‘000	Plant and equipment US$‘000	Total US$‘000
Cost
At January 1, 2012	2,091	2,410	4,761	15,603	24,865
Acquisitions through business combinations (Note 22)	—	—	—	43	43
Other additions	6	50	235	2,395	2,686
Disposals / retirements	—	—	(175)	(209)	(384)
Exchange adjustments	—	—	1	15	16

At December 31, 2012	2,097	2,460	4,822	17,847	27,226

At January 1, 2013	2,097	2,460	4,822	17,847	27,226
Acquisitions through business combinations (Note 22)	560	42	358	421	1,381
Other additions	—	241	322	4,051	4,614
Disposals / retirements	—	—	(193)	(1,893)	(2,086)
Exchange adjustments	(22)	3	2	15	(2)

At December 31, 2013	2,635	2,746	5,311	20,441	31,133

Accumulated depreciation and impairment losses
At January 1, 2012	(841)	(2,030)	(3,924)	(10,444)	(17,239)
Charge for the year	(61)	(105)	(236)	(1,061)	(1,463)
Disposals / retirements	—	—	159	201	360
Exchange adjustments	—	—	—	(1)	(1)

At December 31, 2012	(902)	(2,135)	(4,001)	(11,305)	(18,343)

At January 1, 2013	(902)	(2,135)	(4,001)	(11,305)	(18,343)
Charge for the year	(71)	(133)	(296)	(1,358)	(1,858)
Disposals / retirements	—	—	192	1,868	2,060
Exchange adjustments	—	—	—	(1)	(1)

At December 31, 2013	(973)	(2,268)	(4,105)	(10,796)	(18,142)

Carrying amounts

At December 31, 2013	1,662	478	1,206	9,645	12,991

At December 31, 2012	1,195	325	821	6,542	8,883

The annual impairment review performed at December 31, 2013 and December 31, 2012, showed that the carrying value of the Group’s assets did not exceed the amount that could be recovered through their use or sale and, on that basis, there was no impairment in 2013 or 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

10.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Assets held under operating leases (where the Company is the lessor)

Included in the carrying amount of property, plant and equipment are a number of assets included in plant and equipment which generate operating lease revenue for the Group. The net book value of these assets as at December 31, 2013 is US$749,000 (2012: US$525,000). Depreciation charged on these assets in 2013 amounted to US$347,000 (2011: US$239,000).

Included in disposals/retirements in 2013 is US$26,000 (2012: US$18,000) relating to the net book value of leased instruments reclassified as inventory on return from customers.

Assets held under finance leases

Included in the carrying amount of property, plant and equipment is an amount for capitalised leased assets of US$98,000 (2012: US$114,000). The leased equipment secures the lease obligations. The depreciation charge in respect of capitalised leased assets for the year ended December 31, 2013 was US$14,000 (2012: US$12,000). This is split as follows:

At December 31, 2013	Leasehold improvements US$‘000	Computers, fixtures and fittings US$‘000	Plant and equipment US$‘000	Total US$‘000
Depreciation charge	—	—	14	14
Carrying value
At December 31, 2013	—	—	98	98

At December 31, 2012	Leasehold improvements US$‘000	Computers, fixtures and fittings US$‘000	Plant and equipment US$‘000	Total US$‘000
Depreciation charge	—	—	12	12
Carrying value
At December 31, 2012	—	—	114	114

Property, plant and equipment under construction

Included in plant and equipment at December 31, 2013 is an amount of US$3,044,000 (2012: US$728,000) relating to assets in the course of construction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

11.	GOODWILL AND INTANGIBLE ASSETS

	Goodwill US$‘000	Development costs US$‘000	Patents and licences US$‘000	Other US$‘000	Total US$‘000
Cost
At January 1, 2012	49,055	34,660	6,426	20,637	110,778
Acquisitions through business combinations (Note 22)	7,061	4,348	4,130	—	15,539
Other additions	—	13,029	307	150	13,486
Disposals / retirements	—	—	—	(2)	(2)
Exchange Adjustments	57	35	21	—	113

At December 31, 2012	56,173	52,072	10,884	20,785	139,914

At January 1, 2013	56,173	52,072	10,884	20,785	139,914
Acquisitions through business combinations (Note 22)	26,428	—	—	12,339	38,767
Other additions	—	18,390	—	109	18,499
Exchange Adjustments	76	—	61	—	137

At December 31, 2013	82,677	70,462	10,945	33,233	197,317

Accumulated amortisation and Impairment losses
At January 1, 2012	(29,426)	(18,030)	(5,918)	(12,014)	(65,388)
Charge for the year	—	(338)	(58)	(1,086)	(1,482)
Disposals / retirements	—	—	—	2	2

At December 31, 2012	(29,426)	(18,368)	(5,976)	(13,098)	(66,868)

At January 1, 2013	(29,426)	(18,368)	(5,976)	(13,098)	(66,868)
Charge for the year	—	(446)	(93)	(1,363)	(1,902)

At December 31, 2013	(29,426)	(18,814)	(6,069)	(14,461)	(68,770)

Carrying amounts

At December 31, 2013	53,251	51,648	4,876	18,772	128,547

At December 31, 2012	26,747	33,704	4,908	7,687	73,046

Included within development costs are costs of US$26,264,000 which were not amortised in 2013 (2012: US$17,322,000). These development costs are not being amortised as the projects to which the costs relate were not fully complete at December 31, 2013 or at December 31, 2012. As at December 31, 2013 these projects are expected to be completed during the period from February 1, 2014 to December 31, 2015 at an expected further cost of approximately US$19,360,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

11.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The following represents the costs incurred during each period presented for each of the principal development projects:

Product Name	2013 US$’000	2012 US$’000
Troponin I assay and reader¹	7,200	5,048
Premier Instrument for Haemoglobin A1c testing²	3,861	3,854
Brain Natriuretic Peptide (BNP) assay	1,204	—
Syphilis Rapid Point-of-Care test	859	750
Genesys/Resolution column enhancement	685	—
C. Difficile Rapid Point-of-Care test	580	700
H Pylori Rapid Point-of-Care test	499	146
Tristat Point-of-Care instrument	481	440
Unigold Recombigen HIV Rapid enhancement	463	354
IgM Captia	363	96
Strep pneumonia Rapid Point-of-Care test	342	339
US Striped Lyme	230	12
Liquid Clinical Chemistry	230	190
Anti-nuclear Antibodies HEp-2 IFA	224	—
Uni-Gold antigen improvement	166	—
Dengue fever assay	151	—
Cryptosporidium Rapid Point-of-Care test	138	376
HIV Ag-Ab rapid test	121	150
Giardia Rapid Point-of-Care test	120	342
Other projects with spend less than US$100,000	473	232
Total capitalized development costs	18,390	13,029

1.	The Troponin I assay and reader project commenced in 2012 following the acquisition of Fiomi Diagnostics AB in February 2012 (see Note 22). The amount of US$7,200,000 incurred in 2013 represents the costs incurred on this project during the year and, as the project is not yet complete, no amortisation has been charged to date.
2.	The Premier project entails the development of a High Performance Liquid Chromotography (HPLC) instrument for testing haemoglobin A1c (HbA1c). Several versions of the instrument are being developed including an Ion Exchange version. At December 31, 2013 this project had a total carrying amount of $14,637,000. Amortisation will occur over a 15 year period, commencing on commercialization of each version of the instrument.

All of the development projects for which costs have been capitalized are judged to be technically feasible, commercially viable and likely to produce future economic benefits. In reaching this conclusion, many factors have been considered including the following:

(a)	The Group only develops products within its field of expertise. The R&D team is experienced in developing new products in this field and this experience means that only products which have a high probability of technical success are put forward for consideration as potential new products.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

11.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

(b)	A technical feasibility study is undertaken in advance of every project. The feasibility study for each project is reviewed by the R&D team leader, and by other senior management depending on the size of the project. The feasibility study occurs in the initial research phase of the project and costs in this phase are not capitalized.

(c)	Nearly all of our new product developments involve the transfer of our existing product know-how to a new application. The Group does not engage in pure research. Every development project is undertaken with the intention of bringing a particular new product to market for which there is a known demand.

(d)	The commercial feasibility of each new product is established prior to commencement of a project by ensuring it is projected to achieve an acceptable income after applying appropriate discount rates.

Other intangible assets

Other intangible assets consist primarily of acquired customer and supplier lists, trade names, website and software costs.

Amortisation

Amortisation is charged to the statement of operations through the selling, general and administrative expenses line.

Impairment testing for intangibles including goodwill and indefinite lived assets

Goodwill and other intangibles are subject to impairment testing on an annual basis. The recoverable amount of each of the cash-generating units (“CGU”) is determined based on a value-in-use computation, which is the only methodology applied by the Group and which has been selected due to the impracticality of obtaining fair value less costs to sell measurements for each reporting period. For the purpose of the annual impairment tests, goodwill is allocated to the relevant CGU. The annual impairment analysis is based on a valuation technique involving level 3 inputs, see Note 1 (xxvi).

The value-in-use calculations use cash flow projections based on the 2014 budget and projections for a further four years using projected revenue and cost growth rates of between 3% and 15%. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, net cash flows, discount rates and the duration of the discounted cash flow model. The assumptions and estimates used were derived from a combination of internal and external factors based on historical experience. The pre-tax discount rates used range from 13% to 25% (2012: 15% to 27%).

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and is particularly sensitive in the following areas;

1. In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, the following impairment loss/write back would be recorded at December 31, 2013:

•	No reversal of impairment in the event of a 10% increase in the growth in revenues.

•	No impairment loss in the event of a 10% decrease in the growth in revenues.

2. Similarly if there was a 10% variation in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be the following impairment loss/write back would be recorded at December 31, 2013:

•	No reversal of impairment in the event of a 10% decrease in the discount rate.

•	No impairment loss in the event of a 10% increase in the discount rate.

Significant Goodwill and Intangible Assets with Indefinite Useful Lives

CGUs or combinations of CGUs for which the carrying amount of goodwill is significant for the purposes of impairment testing in comparison with the Group’s total carrying amount of goodwill are those where the percentage is greater than 20% of the total.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

11.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The additional disclosures required for the CGU with significant goodwill are as follows:

	Immco Diagnostics		Fitzgerald Industries
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Carrying amount of goodwill (US$’000)	20,365	—	12,592	12,592
Discount rate applied (real pre-tax)	19.40%	—	12.85%	14.90%
Excess value-in-use over carrying amount (US$’000)	12,748	—	25,363	13,906
% EBITDA would need to decrease for an impairment to arise	24.30%	—	53.90%	38.90%

The key assumptions and methodology used in respect of this CGU are consistent with those described above. The assumptions and estimates used are specific to the individual CGU and were derived from a combination of internal and external factors based on historical experience.

Intangible Assets with Indefinite Useful lives (included in other intangibles)	December 31, 2013 US$‘000	December 31, 2012 US$‘000
Fitzgerald Industries International CGU
Fitzgerald trade name	970	970
RDI trade name	560	560
Primus Corporation CGU
Primus trade name	670	670
Immco Diagnostic CGU
Immco Diagnostic trade name	3,393	—
Total	5,593	2,200

The trade name assets purchased as part of the acquisition of and Fitzgerald in 2004, Primus and RDI in 2005 and Immco Diagnostics in 2013 were valued using the relief from royalty method and based on factors such as (1) the market and competitive trends and (2) the expected usage of the name. It was considered that these trade names will generate net cash inflows for the Group for an indefinite period.

12.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities of the Group are attributable to the following:

	Assets		Liabilities		Net
	2013 US$’000	2012 US$’000	2013 US$’000	2012 US$’000	2013 US$’000	2012 US$’000
Property, plant and equipment	129	170	(806)	(571)	(677)	(401)
Intangible assets	—	—	(16,048)	(9,516)	(16,048)	(9,516)
Inventories	659	647	—	—	659	647
Provisions	800	575	—	—	800	575
Other items	1,116	827	(1,049)	(656)	67	171
Tax value of loss carryforwards recognised	4,340	1,854	—	—	4,340	1,854

Deferred tax assets/(liabilities)	7,044	4,073	(17,903)	(10,743)	(10,859)	(6,670)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

12.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

The deferred tax asset in 2013 is mainly due to deductible temporary differences relating to net operating losses, share-based payments, inventory and the elimination of unrealised intercompany inventory profit. The deferred tax asset increased by US$2,971,000 in 2013 principally due to an increase in net operating losses.

The deferred tax liability is caused by the net book value of non-current assets being greater than the tax written down value of non-current assets, temporary differences due to the acceleration of the recognition of certain charges in calculating taxable income permitted in Ireland and the USA and deferred tax recognised on fair value asset uplifts in connection with business combinations. The deferred tax liability increased by US$7,160,000 in 2013, principally because of the acquisition of Immco Diagnostics and the blood bank screening business of Lab21 Ltd., and increased temporary differences between the carrying value of assets and their asset base due to the capital expenditure incurred during 2013.

Deferred tax assets and liabilities are only offset when the entity has a legally enforceable right to set off current tax assets against current tax liabilities and where the intention is to settle current tax liabilities and assets on a net basis or to realise the assets and settle the liabilities simultaneously. At December 31, 2013 and at December 31, 2012 no deferred tax assets and liabilities are offset as it is not certain as to whether there is a legally enforceable right to set off current tax assets against current tax liabilities and it is also uncertain as to what current tax assets may be set off against current tax liabilities and in what periods.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised by the Group in respect of the following items:

	December 31, 2013	December 31, 2012
	US$’000	US$’000
Capital losses	8,513	8,513
Net operating losses	2,334	503
US state credit carryforwards	381	373

	11,228	9,389

There was an increase of US$1,839,000 in the unrecognised deferred tax assets during the year ended December 31, 2013. For comments on the uncertainty prompting less than full recognition refer to Note 8. The movement in the unrecognised deferred tax assets during the year ended December 31, 2013 is analysed as follows:

Movement in Unrecognised deferred tax assets	Increase US$’000	Applicable tax rate %	Tax effect US$’000
Net operating losses Brazil	611	34%	208
Net operating losses UK	317	23%	73
Net operating losses Sweden	903	26%	235
US state credit carryforwards	8	n/a	8

	1,839		524

A deferred tax asset of US$381,000 (2012: US$373,000) in respect of US state credit carryforwards was not recognised due to uncertainties regarding the timing of the utilisation of these state credit carryforwards in the related tax jurisdiction in future periods.

Deferred tax assets of US$261,000, US$325,000 and US$73,000 were not recognised in respect of net operating losses in Brazil, Sweden and UK respectively. The entity in Brazil was incorporated in 2012 and the entities in Sweden were acquired as part of the Fiomi Diagnostics acquisition in 2012. The UK entity was incorporated in 2013 and carries on the blood bank manufacturing business acquired in 2013. The deferred tax assets have not been recognised for Brazil, Sweden and UK due to uncertainty regarding the full utilization of these losses in the related tax jurisdiction in future periods. Only when it is probable that future profits will be available to utilize the forward losses or temporary differences is a deferred tax asset recognised.

No deferred tax asset is recognised in respect of a capital loss forward of US$8,513,000 (2012: US$8,513,000) in Ireland as it is not probable that there will be future capital gains against which to offset these capital losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

12.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Unrecognised deferred tax liabilities

At December 31, 2013 and 2012, there was no recognised or unrecognised deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries. The Company is able to control the timing of the reversal of the temporary differences of its subsidiaries and it is probable that these temporary differences will not reverse in the foreseeable future.

Movement in temporary differences during the year

	Balance January, 1 2013	Recognised in income	Recognised in goodwill	Recognised in equity	Balance December 31, 2013
	US$’000	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	(401)	(276)	—	—	(677)
Intangible assets	(9,516)	(3,092)	(3,440)	—	(16,048)
Inventories	647	12	—	—	659
Provisions	575	225	—	—	800
Other items	171	(104)	—	—	67
Tax value of loss carryforwards recognised	1,854	2,486	—	—	4,340

	(6,670)	(749)	(3,440)	—	(10,859)

	Balance January, 1 2012	Recognised in income	Recognised in goodwill	Recognised in equity	Balance December 31, 2012
	US$’000	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	(246)	(155)	—	—	(401)
Intangible assets	(5,916)	(2,461)	(1,139)	—	(9,516)
Inventories	951	(304)	—	—	647
Provisions	296	279	—	—	575
Other items	130	42	—	(1)	171
Tax value of loss carryforwards recognised	934	920	—	—	1,854

	(3,851)	(1,679)	(1,139)	(1)	(6,670)

13.	OTHER ASSETS

	December 31, 2013 US$‘000	December 31, 2012 US$‘000
Finance lease receivables (see Note 15)	1,084	832
Other assets	78	76

	1,162	908

The Group leases instruments as part of its business. For details of future minimum finance lease receivables with non-cancellable terms, please refer to Note 15.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

14.	INVENTORIES

	December 31, 2013 US$‘000	December 31, 2012 US$‘000
Raw materials and consumables	8,514	6,083
Work-in-progress	6,136	5,335
Finished goods	15,020	9,339

	29,670	20,757

All inventories are stated at the lower of cost or net realisable value. Total inventories for the Group are shown net of provisions of US$4,462,000 (2012: US$5,348,000). Cost of sales in 2013 includes inventories expensed of US$46,037,000 (2012: US$39,784,000), (2011: US$37,383,000).

The movement on the inventory provision for the three year period to December 31, 2013 is as follows:

	December 31, 2013 US$‘000	December 31, 2012 US$‘000	December 31, 2011 US$‘000
Opening provision at January 1	5,348	5,930	6,400
Charged during the year	123	824	617
Utilised during the year	(845)	(1,055)	(907)
Released during the year	(164)	(351)	(180)

Closing provision at December 31	4,462	5,348	5,930

During 2013 US$164,000 (2012: US$351,000), (2011: US$180,000) of inventory provision relating to net realisable value was released to the statement of operations following a current year review of inventory usage.

15.	TRADE AND OTHER RECEIVABLES

	December 31, 2013 US$‘000	December 31, 2012 US$‘000
Trade receivables, net of impairment losses	19,762	12,615
Prepayments	3,106	1,216
Value added tax	886	219
Finance lease receivables	514	391
Other receivables	—	16

	24,268	14,457

Trade receivables are shown net of an impairment losses provision of US$2,150,000 (2012: US$1,520,000) (see Note 25).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

15.	TRADE AND OTHER RECEIVABLES (CONTINUED)

Leases as lessor

(i) Finance lease commitments – Group as lessor

The Group leases instruments as part of its business. Future minimum finance lease receivables with non-cancellable terms are as follows:

	December 31, 2013 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	839	325	514
Between one and five years (Note 13)	1,869	785	1,084

	2,708	1,110	1,598

	December 31, 2012 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	604	213	391
Between one and five years (Note 13)	1,341	509	832

	1,945	722	1,223

The Group classified future minimum lease receivables between one and five years of US$1,084,000 (2012: US$832,000) as Other Assets, see Note 13. Under the terms of the lease arrangements, no contingent rents are receivable.

(ii) Operating lease commitments – Group as lessor

The Group has leased a facility consisting of 9,000 square feet in Dublin, Ireland. This property has been sub-let by the Group. The lease contains a clause to enable upward revision of the rent charge on a periodic basis. The Group also leases instruments under operating leases as part of its business.

Future minimum rentals receivable under non-cancellable operating leases are as follows:

	December 31, 2013 US$’000
	Land and buildings	Instruments	Total
Less than one year	232	5,627	5,859
Between one and five years	403	1,210	1,613
More than five years	—	—	—

	635	6,837	7,472

	December 31, 2012 US$’000
	Land and buildings	Instruments	Total
Less than one year	232	4,641	4,873
Between one and five years	636	2,323	2,959
More than five years	—	—	—

	868	6,964	7,832

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

16.	CASH AND CASH EQUIVALENTS

	December 31, 2013 US$’000	December 31, 2012 US$’000
Cash at bank and in hand	9,034	11,482
Short-term deposits	13,283	63,465

Cash and cash equivalents in the statements of cash flows	22,317	74,947

17.	CAPITAL AND RESERVES

Share capital

In thousands of shares	Class ‘A’ Ordinary shares 2013	Class ‘A’ Ordinary shares 2012
In issue at January 1	88,994	85,321
Issued for cash	3,280	2,483
Issued as part of acquisition consideration	22	—
Conversion of ‘B’ shares during the year	—	700
Bonus issue arising on ‘B’ share conversion	—	490

In issue at December 31	92,296	88,994

In thousands of shares	Class ‘B’ Ordinary shares 2013	Class ‘B’ Ordinary shares 2012
In issue at January 1	—	700
Issued for cash	—	—
Conversion to ‘A’ shares during the year	—	(700)

In issue at December 31	—	—

In thousands of shares	Class ‘A’ Treasury shares 2013	Class ‘A’ Treasury shares 2012
Balance at January 1	2,635	2,437
Purchased during the year	—	1,829
Issued as part of acquisitions made during the year	—	(1,631)

Balance at December 31	2,635	2,635

The Group had authorised share capital of 200,700,000 ‘A’ ordinary shares of US$0.0109 each (2012: 200,700,000 ‘A’ ordinary shares of US$0.0109 each) and Nil ‘B’ ordinary shares (2012: Nil ‘B’ ordinary shares of US$0.0109 each) as at December 31, 2013.

(a)	During 2013, the Group issued 3,280,000 ‘A’ Ordinary shares from the exercise of warrants and employee options for a consideration of US$3,662,000 settled in cash. The Group incurred costs of US$32,000 in connection with the issue of shares.

(b)	The Group acquired Immco Diagnostics Inc (see Note 22) during the year. As part of the purchase consideration, the Group issued 22,264 ‘A’ Ordinary Shares (5,566 ADS’s).

(c)	Following shareholder approval at the 2013 AGM, the Board approved the payment of a final dividend of 20 cents per ADS in respect of the 2012 financial year (15 cents per ADS in respect of the 2011 financial year). As provided in the Articles of Association of the Company, dividends or other distributions are declared and paid in US Dollars (see Note 26 for further information).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

17.	CAPITAL AND RESERVES (CONTINUED)

(d)	During 2012, the Group purchased 1,829,000 ‘A’ Ordinary shares (457,000 ADS’s) ‘Treasury shares’. The total cost of these shares was US$5,343,000. There was no purchase of treasury shares in 2013.

(e)	An Extraordinary General Meeting (‘EGM’) of the Company was held on 27 September 2012 and, at this meeting, it was approved by the shareholders that the 700,000 existing ‘B’ Ordinary Shares be redesignated as ‘A’ Ordinary Shares. It was further approved that a bonus issue of 490,000 ‘A’ Ordinary Shares be allocated to the existing ‘B’ Ordinary Shareholders on the basis of 7,000 ‘A’ Ordinary Shares per existing holding of 10,000 ‘B’ Ordinary Shares and that, following this, the Class ‘B’ Shareholding be cancelled.

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

In accordance with IFRS 2, 3,477,068 warrants with a fair value of US$4,529,000 (2012: 3,477,068 warrants with a fair value of US$4,529,000) have been classified as a separate reserve. There were no new warrants issued by the Group in 2013 or 2012.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions entered into but not yet crystallised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

18.	SHARE OPTIONS AND SHARE WARRANTS

Warrants

There were no warrants granted in either 2013 or 2012.

	December 31, 2013 Class ‘A’ Ordinary Shares	December 31, 2012 Class ‘A’ Ordinary Shares
Outstanding at beginning of year	933,120	1,321,744
Exercised	(924,120)	(388,624)
Expired	(9,000)	—

Outstanding at end of year	—	933,120

Options

Under the terms of the Company’s Employee Share Option Plans, options to purchase 9,781,409 ‘A’ Ordinary Shares were outstanding at December 31, 2013. Under the Plans, options are granted to officers, employees and consultants of the Group at the discretion of the Compensation Committee (designated by the board of directors), under the terms outlined below.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

18.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

The number and weighted average exercise price of share options and warrants per ordinary share is as follows (as required by IFRS 2, this information relates to all grants of share options and warrants by the Group):

	Options and warrants	Weighted- average exercise price US$	Range US$
	‘A’ Ordinary Shares	Per ‘A’ Ordinary Share	Per ‘A’ Ordinary Share
Outstanding January 1, 2011	10,953,671	1.44	0.66 – 4.00
Granted	514,000	2.40	2.14 – 2.52
Exercised	(1,368,896)	1.16	0.66 – 1.78
Forfeited	(1,076,421)	2.59	0.87 – 4.00

Outstanding at end of year	9,022,354	1.40	0.66 – 2.80

Exercisable at end of year	5,085,431	1.39	0.66 – 2.80

Outstanding January 1, 2012	9,022,354	1.40	0.66 – 2.80
Granted	4,098,000	2.59	2.50 – 3.27
Exercised	(2,663,636)	1.17	0.66 – 2.23
Forfeited	(30,000)	1.57	1.52 – 1.65

Outstanding at end of year	10,426,718	1.93	0.66 – 3.27

Exercisable at end of year	4,389,052	1.43	0.66 – 2.80

Outstanding January 1, 2013	10,426,718	1.93	0.66 – 3.27
Granted	3,027,652	3.93	1.66 – 4.79
Exercised	(3,625,961)	1.44	0.66 – 2.80
Forfeited	(47,000)	1.52	1.39 – 1.78

Outstanding at end of year	9,781,409	2.73	0.66 – 4.79

Exercisable at end of year	3,018,915	1.89	0.66 – 3.27

	Options and warrants	Weighted- average exercise price US$	Range US$
	‘ADS’ Equivalent	Per ‘ADS’	Per ‘ADS’
Outstanding January 1, 2011	2,738,418	5.76	2.63 – 16.00
Granted	128,500	9.60	8.56 – 10.08
Exercised	(342,224)	4.64	2.63 – 7.12
Forfeited	(269,105)	10.36	3.48 – 16.00

Outstanding at end of year	2,255,589	5.60	2.63 – 11.20

Exercisable at end of year	1,271,358	5.56	2.63 – 11.20

Outstanding January 1, 2012	2,255,589	5.60	2.63 – 11.20
Granted	1,024,500	10.36	10.00 – 13.08
Exercised	(665,909)	4.68	2.63 – 8.92
Forfeited	(7,500)	6.28	6.08 – 6.60

Outstanding at end of year	2,606,680	7.72	2.63 – 13.08

Exercisable at end of year	1,097,263	5.72	2.63 – 11.20

Outstanding January 1, 2013	2,606,680	7.72	2.63 – 13.08
Granted	756,912	15.71	6.64 – 19.15
Exercised	(906,490)	5.74	2.63 – 11.20
Forfeited	(11,750)	6.08	5.54 – 7.12

Outstanding at end of year	2,445,352	10.92	2.63 – 19.15

Exercisable at end of year	754,729	7.56	2.63 – 13.08

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

18.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

The weighted average share price per ‘A’ Ordinary share at the date of exercise for options exercised in 2013 was: US$5.10 ($20.40 per ADS), 2012: US$3.13 per ‘A’ Ordinary share (US$12.52 per ADS) and 2011: US$2.48 per ‘A’ Ordinary share (US$9.92 per ADS).

The opening share price per ‘A’ Ordinary share at the start of the financial year was US$3.64 or US$14.55 per ADS (2012: US$2.54 or US$10.15 per ADS) (2011: US$2.20 or US$8.80 per ADS) and the closing share price at December 31, 2013 was US$6.28 or US$25.14 per ADS (2012: US$3.61 or US$14.42 per ADS) (2011: US$2.55 or US$10.18 per ADS). The average share price for the year ended December 31, 2013 was US$4.79 per ‘A’ Ordinary share or US$19.15 per ADS.

A summary of the range of prices for the Company’s stock options and warrants for the year ended December 31, 2013 follows:

	Outstanding			Exercisable
Exercise price range	No. of options/warrants	Weighted- average exercise price	Weighted- average contractual life remaining (years)	No. of options/warrants	Weighted- average exercise price	Weighted- average contractual life remaining (years)
US$0.66-US$0.99	74,008	0.69	2.23	74,008	0.69	2.23
US$1.00-US$2.05	2,511,073	1.50	3.31	1,757,242	1.49	3.26
US$2.06-US$2.99	4,348,328	2.54	5.05	1,071,665	2.49	4.64
US$3.00-US$4.79	2,848,000	4.16	6.35	116,000	3.25	5.39

	9,781,409			3,018,915

	Outstanding			Exercisable
Exercise price range	No. of options/warrants	Weighted- average exercise price	Weighted- average contractual life remaining (years)	No. of options/warrants	Weighted- average exercise price	Weighted- average contractual life remaining (years)
US$2.63-US$3.96	18,502	2.76	2.23	18,502	2.76	2.23
US$4.00-US$8.20	627,768	6.00	3.31	439,311	5.96	3.26
US$8.24-US$11.96	1,087,082	10.16	5.05	267,916	9.96	4.64
US$12.00-US$19.16	712,000	16.64	6.35	29,000	13.00	5.39

	2,445,352			754,729

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

18.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

The weighted-average remaining contractual life of options and warrants outstanding at December 31, 2013 was 4.96 years (2012: 4.34 years).

A summary of the range of prices for the Company’s stock options and warrants for the year ended December 31, 2012 follows:

	Outstanding			Exercisable
Exercise price range	No. of options/warrants	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options/warrants	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.66 – US$0.99	944,014	0.73	3.06	877,346	0.71	2.98
US$1.00 – US$2.05	4,206,372	1.46	3.25	2,660,706	1.43	2.55
US$2.06 – US$2.99	5,112,332	2.49	5.40	851,000	2.21	1.57
US$3.00 – US$4.00	164,000	3.21	6.48	—	—	—

	10,426,718			4,389,052

	Outstanding			Exercisable
Exercise price range	No. of options/warrants	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options/warrants	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$2.63 – US$3.96	236,004	2.92	3.06	219,337	2.84	2.98
US$4.00 – US$8.20	1,051,593	5.84	3.25	665,176	5.72	2.55
US$8.24 – US$11.96	1,278,083	9.96	5.40	212,750	8.84	1.57
US$12.00 – US$16.00	41,000	12.84	6.48	—	—	—

	2,606,680			1,097,263

The recognition and measurement principles of IFRS 2 have been applied to share options granted under the Company’s Share Option Plans since November 7, 2002 which have not vested by January 1, 2005 in accordance with IFRS 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

18.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

Charge for the year under IFRS 2

The charge for the year is calculated based on the fair value of the options granted which have not yet vested.

The fair value of the options is expensed over the vesting period of the option. US$2,014,000 was charged to the statement of operations in 2013, (2012: US$1,713,000), (2011: US$1,269,000) split as follows:

	December 31, 2013 US$‘000	December 31, 2012 US$‘000	December 31, 2011 US$‘000
Share-based payments – cost of sales	36	38	34
Share-based payments – selling, general and administrative	1,978	1,675	1,235

Total	2,014	1,713	1,269

The total share based payments charge for the year was US$3,303,000. However, a total of US$1,289,000 (2012: US$927,000) (2011: US$278,000) of share based payments were capitalised in intangible development project assets during the year.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a trinomial model. The following are the input assumptions used in determining the fair value of share options granted in 2013, 2012 and 2011:

	Key management personnel	Other employees	Key management personnel	Other employees	Key management personnel	Other employees
	2013	2013	2012	2012	2011	2011
Weighted average fair value at measurement date per ‘A’ share / (per ADS)	US$1.64 / (US$6.56)	US$2.69 / (US$10.76)	US$1.21 / (US$4.84)	US$1.18 / (US$4.72)	—	US$1.25 / (US$5.00)

Total ‘A’ share options granted / (ADS’s equivalent)	2,540,000 / (635,000)	487,652/ (121,913)	2,540,000 / (635,000)	1,558,000/ (389,500)	—	514,000 / (128,500)

Weighted average share price per ‘A’ share / (per ADS)	US$4.21 / (US$16.85)	US$4.75 / (US$19.00)	US$2.52 / (US$10.08)	US$2.67 / (US$10.68)	—	US$2.37 / (US$9.48)

Weighted average exercise price per ‘A’ share / (per ADS)	US$4.21 / (US$16.85)	US$2.45 / (US$9.80)	US$2.52 / (US$10.08)	US$2.67 / (US$10.68)	—	US$2.37 / (US$9.48)

Weighted average expected volatility	49.69%	12.06%	62.54%	62.02%	—	66.30%

Weighted average expected life	4.80	4.09	4.88	4.18	—	4.52

Weighted average risk free interest rate	0.90%	0.27%	0.87%	0.61%	—	1.50%

Expected dividend yield	1%	1%	1%	1%	—	1%

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

19.	TRADE AND OTHER PAYABLES

	December 31, 2013 US$’000	December 31, 2012 US$’000
Trade payables	8,154	4,525
Payroll taxes	310	283
Employee related social insurance	208	202
Accrued liabilities	9,362	6,564
Deferred consideration	1,953	151
Deferred income	144	99

	20,131	11,824

The deferred consideration payable arises as a result of the acquisition of Fiomi Diagnostics AB in 2012 and Phoenix Biotech in 2011, and is shown net of deferred interest expense of US$11,000.

Accrued liabilities include US$1,080,000 relating to contracted licence payments for HIV-2 licence.

20.	PROVISIONS

	December 31, 2013 US$’000	December 31, 2012 US$’000
Provisions	75	50

Movement on provisions during the year is as follows:

	December 31, 2013 US$’000	December 31, 2012 US$’000
Balance at January 1	50	50
Additional provisions related to acquisitions	25	—

Balance at December 31	75	50

During 2013 the Group experienced no significant product warranty claims. However, the Group believes that it is appropriate to retain a product warranty provision to cover any future claims. The provision at December 31, 2013 represents the estimated cost of product warranties, the exact amount which cannot be determined. US$75,000 represents management’s best estimate of these obligations at December 31, 2013.

21.	OTHER PAYABLES DUE AFTER ONE YEAR

	December 31, 2013 US$’000	December 31, 2012 US$’000
Other payables	3,055	1,000
Deferred Consideration	1,541	3,318

	4,596	4,318

The deferred consideration payable arises as a result of the acquisition of Fiomi Diagnostics AB in 2012 and is shown net of deferred interest expense of US$36,000. For further information on the acquisition of Fiomi Diagnostics, please refer to Note 22.

Other payables in 2013 are entirely comprised of amounts relating to contracted licence payments for HIV-2 licence.

Other payables in 2012 are entirely comprised of amounts relating to contracted technology licence payments arising as a result of the Fiomi Diagnostics acquisition (see note 22).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

22.	BUSINESS COMBINATIONS

2013 Acquisitions

In 2013, the Group acquired Immco Diagnostics (‘Immco’) and the Blood bank screening business of Lab21 Ltd.

Immco Diagnostics

The Group acquired 100% of the common stock of Immco Diagnostics Inc. for US$32,883,000. Immco is headquartered in Buffalo, New York, and employs 90 people. It specializes in the development, manufacture and sale of autoimmune test kits on a worldwide basis. This product line is complemented by specialized reference laboratory services in diagnostic immunology, pathology and immunogenetics, marketed to US-based reference laboratories and hospitals. Immco has a wholly-owned Canadian subsidiary, Nova Century Scientific Inc.

Autoimmune diseases are now the second leading cause of chronic illness and the leading cause of death amongst women over 65. Immco is positioned in the lower throughput, speciality autoimmune segment of the market, where the competition is limited to a small number of key players, principally Bio-Rad, Werfen-Inova and Phadia. Immco offers a comprehensive range of more than 120 products across all the main autoimmune segments. The principal autoimmune conditions in this segment are Rheumatoid Arthritis, Vasculitis, Lupus, Celiac and Crohn’s disease, Ulcerative Colitis, Neuropathy, Hashimoto’s and Graves disease. Meanwhile, the two key technologies employed are Immunoflourescence (IFA) and Immunoassay (EIA). Prior to acquisition by Trinity Biotech, Immco sold its products through a network of distributors, mainly outside the US. Immco’s very low level of sales in the US was due to a lack of FDA product approvals and a sales force. However, Immco has in the last two years succeeded in harmonizing its complete IFA and EIA product ranges, virtually all of which have now been FDA 510K cleared.

The consideration comprised the following:

•	An up-front cash payment of US$31,652,000,

•	Share options in Trinity Biotech ADSs which vested immediately and were “in the money” upon vesting. The fair value was US$1,121,000 as at the acquisition date and,

•	5,566 Trinity Biotech ADSs with a fair value of US$110,000 as at the acquisition date.

Goodwill recognised during 2013 in respect of the Immco acquisition amounted to US$20,365,000 and comprised:

	Book values US$’000	Fair value adjustments US$’000	Fair value US$’000	Purchase Consideration* US$’000	Goodwill US$’000
Immco Diagnostic
Property, plant & equipment	1,632	(355)	1,277
Intangible assets	356	10,211	10,567
Trade & other receivables	3,437	(549)	2,888
Inventory	2,538	(927)	1,611
Cash	2,282	—	2,282
Deferred tax asset	9	(9)	—

	10,254	8,371	18,625

Trade & other payables	(1,686)	—	(1,686)
Taxes payable	(403)	—	(403)
Loan liabilities	(955)	—	(955)
Deferred tax liability	—	(3,063)	(3,063)

	(3,044)	(3,063)	(6,107)

Total identifiable net assets at fair value			12,518	32,883	20,365

*Purchase Consideration	US$ ‘000
Cash Paid	31,652
Shares and share options transferred as part of consideration	1,231

Total Purchase Consideration	32,883

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

22.	BUSINESS COMBINATIONS (CONTINUED)

The gross contractual value of trade and other receivables as at the date of acquisition amounted to US$3,730,000. The fair value of these receivables is US$2,888,000 (all of which is expected to be recoverable) and is inclusive of an aggregate allowance for impairment of US$841,000.

The fair value of intangible assets was estimated using the discounted cash flow method of the income approach. Under this method, an intangible asset’s fair value is equal to the present value of the after-tax cash flows attributable solely to the intangible asset over its remaining useful life. To calculate fair value, we estimated the present value of cash flows discounted at rates commensurate with the inherent risks associated with that type of asset. The valuation model used to estimate the fair value of the intangible assets reflects significant assumptions regarding the estimates a market participant would make, including (a) the estimated net revenues, (b) market size and market growth projections, (c) royalty percentage, and (d) a discount rate. The Group recognised US$10,567,000 of intangible assets as part of the Immco acquisition.

The principal factor contributing to the recognition of goodwill of US$20,365,000 on acquisition is the realisation of synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. In particular, there is a major opportunity to grow Immco’s revenues in the US by leveraging both the Group’s existing installed base and its sales force. Secondly, the combination of the Group’s existing infectious diseases products with Immco’s autoimmune products will create a portfolio effect which will be to the benefit of both product lines. Lastly, the addition of the reference laboratory will be beneficial for new product introduction and obtaining human samples. None of the goodwill recognised is expected to be deductible for income tax purposes.

Transaction costs of US$153,000 have been expensed during the year and are included within selling, general and administrative expenses. No contingent liabilities were recognised on the acquisition.

Immco has recorded post-acquisition revenue, including revenues for existing Trinity Biotech products, of US$5,999,000 and a profit of US$95,000. The revenues and profit of the Group for the financial year determined in accordance with IFRS as though the acquisition had been at the beginning of the year would have been as follows:

US$’000
Revenues	99,396
Group Profit for the financial year	9,983

Blood bank screening business of Lab21 Ltd

The blood bank screening business of Lab21 Ltd was acquired by a newly incorporated Group entity, Trinity Biotech (UK) Ltd., for cash consideration of US$7,456,000. The business consists of a range of products for the screening of syphilis, malaria and cytomegalovirus (CMV) in blood donations. Located in Cambridge and Newmarket in the United Kingdom, the business employs 45 people between the two sites. The products, comprising very high quality TPHA, RPR and ELISA tests, have an excellent balance between sensitivity and specificity and compete in a market which has limited competition. The syphilis products have a market share of over 75% of the syphilis blood bank markets in the UK, France, Germany, Netherlands, Switzerland, Austria and Belgium. The malaria test is well positioned to avail of the increase in malaria blood bank testing in the developed world given the increased prevalence of malaria as a result of foreign travel. The CMV product was launched in late 2012 and has excellent revenue growth prospects. The Group plans to replicate the European success in other countries and more particularly in the US, where it intends to immediately submit the products for FDA approval.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

22.	BUSINESS COMBINATIONS (CONTINUED)

Goodwill recognised during 2013 in respect of the blood bank screening business acquisition amounted to US$6,063,000 and comprised:

	Book values US$’000	Fair value adjustments US$’000	Fair value US$’000	Purchase Consideration US$’000	Goodwill US$’000
Blood bank screening business
Property, plant & equipment	153	(49)	104
Intangible assets	—	1,772	1,772
Inventory	76	9	85

	229	1,732	1,961

Trade & other payables	—	(199)	(199)
Deferred tax liability	—	(369)	(369)

	—	(568)	(568)

Total identifiable net assets at fair value			1,393	7,456	6,063

The fair value of intangible assets was estimated using the discounted cash flow method of the income approach. Under this method, an intangible asset’s fair value is equal to the present value of the after-tax cash flows attributable solely to the intangible asset over its remaining useful life. To calculate fair value, we estimated the present value of cash flows discounted at rates commensurate with the inherent risks associated with that type of asset. The valuation model used to estimate the fair value of the intangible assets reflects significant assumptions regarding the estimates a market participant would make, including (a) the estimated net revenues, (b) market size and market growth projections, (c) royalty percentage, and (d) a discount rate. The Group recognised US$1,772,000 of intangible assets as part of the blood banking business acquisition.

The principal factor contributing to the recognition of goodwill of US$6,063,000 on acquisition is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. In 2014, the production activities of the business will be transferred from its existing manufacturing facilities in the UK to the Group’s current facilities in Bray, Ireland and Jamestown, New York. This will result in significant operational synergies and efficiencies.

Transaction costs of US$163,000 have been expensed during the year and are included within selling, general and administrative expenses. No contingent liabilities were recognised on the acquisition.

The blood bank screening business has recorded post-acquisition revenues of US$2,445,000 and a loss of US$1,054,000. The revenues and profit of the Group for the financial year determined in accordance with IFRS as though the acquisition had been at the beginning of the year would have been as follows:

US$’000
Revenues	94,125
Group Profit for the financial year	9,069

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

22.	BUSINESS COMBINATIONS (CONTINUED)

Goodwill recognised during 2012 in respect of the Fiomi Diagnostics AB acquisition amounted to US$7,061,000 and comprised:

	Book values US$’000	Fair value adjustments US$’000	Fair value US$’000	Purchase Consideration* US$’000	Goodwill US$’000
Fiomi Diagnostics AB
Property, plant & equipment	43	—	43
Intangible assets	4,130	4,348	8,478
Trade & other receivables	78	—	78
Cash	44	—	44

	4,295	4,348	8,643

Trade & other payables	(646)	—	(646)
Other non-current liabilities	(1,000)	—	(1,000)
Deferred tax liability	—	(1,131)	(1,131)

	(1,646)	(1,131)	(2,777)

Total identifiable net assets at fair value			5,866	12,927	7,061

*Purchase Consideration	US$ ‘000
Cash Paid	5,624
Shares Transferred as part of consideration	4,070
Contingent consideration liability (net present value)	3,233

Total Purchase Consideration	12,927

Under the terms of the purchase agreement, the previous owners of Fiomi are entitled to additional consideration which is based on the CE Marking, FDA submission and approval of a Troponin I assay. At the acquisition date, the net present value of this contingent consideration was estimated to be US$3,233,000 (net of interest of $182,000) and this remains the most likely outcome as at December 31, 2013.

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

Development of the Troponin I cardiac assay requires various levels of in-house and external testing, clinical trials and approvals from the FDA or comparable foreign regulatory authorities before it could be commercialized in the U.S. or other territories. Assuming successful results in clinical trials and regulatory approval, the Group expects to commercially launch the cardiac assay in 2014. The estimated costs to complete the project represent management’s best estimate of expected costs, but are subject to change based on additional information to be received as development activities advance.

IPR&D is tested annually for impairment (see Note 1(viii)). We did not recognise any impairment charges related to IPR&D during the years ended December 31, 2013, 2012 and 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

22.	BUSINESS COMBINATIONS (CONTINUED)

The fair value of the trade and other receivables amounted to US$78,000 (i.e. the book value on the date of acquisition). None of the trade and other receivables was impaired as all of these receivables were collected by the Company.

Trade and other payables were valued at US$646,000 and other non-current liabilities, comprising contracted licence fees for technology, were valued at US$1,000,000.

The goodwill of US$7,061,000 represented the future economic benefits arising from the acquisition that have not been individually identified and separately recognised. None of the goodwill recognised is expected to be deductible for income tax purposes.

Transaction costs of US$90,000 were expensed in 2012 and are included within selling, general and administrative expenses.

During 2013, Fiomi was engaged entirely in the development of its point-of-care cardiac marker assays and, as such, all costs incurred by Fiomi during the year were capitalised to these projects. Fiomi has yet to make its first commercial sale and did not contribute to the Group’s revenue in 2012 or 2013. As a result of these factors, Fiomi did not contribute to the Group’s profit for the years ended December 31, 2013 and December 31, 2012.

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

Phoenix Bio-tech was founded in 1992 and is based in Toronto, Canada. It sells its products under the TrepSure and TrepChek labels. Prior to the acquisition, Trinity Biotech distributed Phoenix Bio-tech’s syphilis products on a non-exclusive basis in the US. The acquisition of Phoenix Bio-tech strengthens Trinity Biotech’s existing range of tests for sexually-transmitted diseases and allows the Company to exploit synergies in both manufacturing and distribution.

Goodwill recognised during 2011 in respect of the Phoenix Bio-tech acquisition amounted to US$1,801,000 and comprised:

	Book values US$’000	Fair value adjustments US$’000	Fair value US$’000	Purchase Consideration* US$’000	Goodwill US$’000
Phoenix Bio-tech
Property, plant & equipment	261	(102)	159
Intangible assets	—	490	490
Inventory	348	(138)	210
Trade & other receivables	167	—	167
Cash	21	—	21

	797	250	1,047

Trade & other payables	(26)	(13)	(39)
Deferred tax liability	—	(137)	(137)

	(26)	(150)	(176)

Total identifiable net assets at fair value			871	2,672	1,801

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

22.	BUSINESS COMBINATIONS (CONTINUED)

*Purchase Consideration	US$	‘000
Cash Payable		2,500
Contingent consideration liability		172

Total Purchase Consideration		2,672

Under the terms of the purchase agreement, the previous owners of Phoenix Bio-tech are entitled to additional consideration based on the growth of the acquired products in the 5 year period after the date of acquisition. At the acquisition date, the net present value of this contingent consideration was estimated to be US$172,000. The contingent consideration liability reduced by US$22,000 during 2012 to US$150,000 due to a payment made in respect of 2011 sales. The contingent consideration liability reduced by US$25,000 during 2013 to US$125,000 due to a payment made in respect of 2012 sales. As at December 31, 2013 there was no change in the range of outcomes expected in respect of the contingent consideration.

23.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

The Group has no capital commitments authorised and contracted for as at December 31, 2013 (2012: US$Nil).

(b)	Leasing Commitments

The Group leases a number of premises under operating leases. The leases typically run for periods up to 25 years. Lease payments are reviewed periodically (typically on a 5 year basis) to reflect market rentals. Operating lease commitments payable during the next 12 months amount to US$3,510,000 (2012: US$2,699,000) payable on leases of buildings at Dublin and Bray, Ireland, Jamestown, Buffalo and Amherst, New York, Acton, Massachusetts, Carlsbad, California, Uppsala, Sweden, Cambridge and Newmarket, UK, and Sao Paulo, Brazil. US$328,000 (2012: US$317,000) of these operating lease commitments relates to leases whose remaining term will expire within one year, US$881,000 (2012: US$123,000) relates to leases whose remaining term expires between one and two years, US$692,000 (2012: US$719,000) between two and five years and the balance of US$1,610,000 (2012: US$1,540,000) relates to leases which expire after more than five years. See Note 24 for related party leasing arrangements.

Future minimum operating lease commitments with non-cancellable terms in excess of one year are as follows:

Year ended 2013 Operating leases US$’000
2014	3,510
2015	2,961
2016	2,537
2017	2,010
2018	1,610
Later years	19,833

Total lease obligations	32,461

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

23.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Year ended 2012 Operating leases US$’000
2013	2,699
2014	2,371
2015	2,071
2016	1,737
2017	1,540
Later years	20,520

Total lease obligations	30,938

(c)	Bank Security

The Group repaid in full its bank borrowings in April 2010, at which point all previous charges against Group assets were released. The Group had no bank borrowings as at December 31, 2013.

(d)	Section 17 Guarantees

Pursuant to the provisions of Section 17, Irish Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, Trinity Research Limited, Benen Trading Limited and Trinity Biotech Financial Services Limited subsidiary undertakings in the Republic of Ireland, for the financial year to December 31, 2013 and, as a result, these subsidiary undertakings have been exempted from the filing provisions of Section 17, Irish Companies (Amendment) Act, 1986. Where the Company enters into these guarantees of the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the company will be required to make a payment under the guarantee. The Company does not enter into financial guarantees with third parties.

(e)	Government Grant Contingencies

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at December 31, 2013. However if the income were to become repayable, the maximum amounts repayable as at December 31, 2013 would amount to US$3,483,000 (2012: US$3,333,000).

(f)	Litigation

In 2010, Laboratoires Nephrotek, formerly a distributor for Trinity Biotech, took a legal action in France against the Group, claiming damages of US$0.8 million. They claimed that certain instruments supplied by Trinity Biotech did not operate properly in the field. In 2013, Trinity Biotech successfully defended this claim in the French courts. Nephrotek are in the process of appealing this decision. There are also a small number of legal cases being brought against the Group by certain of its former employees in the previously owned French subsidiary, Trinity Biotech France S.à.r.l. The ultimate resolution of the aforementioned proceedings is not expected to have a material adverse effect on the Group’s financial position, results of operations or cash flows.

24.	RELATED PARTY TRANSACTIONS

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

24.	RELATED PARTY TRANSACTIONS (CONTINUED)

In November 2004, the Group entered into an agreement for a 25 year lease with JRJ for offices that have been constructed adjacent to its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$506,000) is payable from January 1, 2004. There was a rent review performed on this premises in 2009 and further to this review, there was no change to the annual rental charge.

In December 2007, the Group entered into an agreement with Mr. O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a rate of €17.94 per square foot (including fit out) giving a total annual rent of €787,000 (US$1,044,000).

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises. At December 31, 2013 rental payments outstanding amounted to US$248,000 (2012: US$Nil).

Compensation of key management personnel of the Group

At December 31, 2013 and December 31, 2012 the key management personnel of the Group were made up of four key personnel: the three executive directors; Mr. Ronan O’Caoimh, Mr. Rory Nealon and Dr. Jim Walsh and Mr. Kevin Tansley, our Chief Financial Officer/Company Secretary.

Compensation for the year ended December 31, 2013 of these personnel is detailed below:

	December 31, 2013	December 31, 2012
	US$’000	US$’000
Short-term employee benefits	1,938	1,473
Performance related bonus	374	481
Post-employment benefits	95	304
Share-based compensation benefits	2,263	1,689

	4,670	3,947

Note 5 includes non executive directors’ fees of US$315,000 (2012: US$300,000) and share-based compensation benefits of US$235,000 (2012: US$177,000). Note 5 excludes the compensation costs of the Chief Financial Officer comprising total remuneration of US$507,000 (2012: US$476,000) and share-based compensation of US$490,000 (2012: US$367,000). Total directors’ remuneration is also included in “personnel expenses” (Note 6). On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by an agreement with Darnick Company, a company wholly-owned by members of Mr. O’Caoimh’s immediate family. Directors’ compensation includes payments made to Darnick Company.

Directors’ and Company Secretary’s interests in the Company’s shares and share option plan

	‘A’ Ordinary Shares	Share options
At January 1, 2013	5,723,306	6,703,759
Exercised	220,000	(2,055,000)
Granted	—	2,540,000
Expired Options	—	—
Shares purchased/(sold) during the year	(13,000)	—

At December 31, 2013	5,930,306	7,188,759

	‘A’ Ordinary Shares	Share options
At January 1, 2012	5,534,706	5,753,759
Exercised	235,000	(1,590,000)
Granted	—	2,540,000
Expired Options	—	—
Shares purchased/(sold) during the year	(46,400)	—

At December 31, 2012	5,723,306	6,703,759

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

24.	RELATED PARTY TRANSACTIONS (CONTINUED)

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

There were no director loans advanced during 2013 or 2012.

In June 2009, the Board approved the payment of a dividend of $2,830,000 by Trinity Research Limited to Rayville Limited on the ‘B’ shares held by it. This amount was then lent back by Rayville to Trinity Research Limited. As the dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2012 and 2013 consolidated financial statements.

The amount of payments to Rayville included in compensation expense was US$Nil, US$231,000 and US$1,422,000 for 2013, 2012 and 2011 respectively, of which US$Nil, US$206,000 and US$1,395,000 respectively related to the key management personnel of the Group. There were no dividends payable to Rayville Limited as at December 31, 2013, 2012 or 2011.

25.	DERIVATIVES AND FINANCIAL INSTRUMENTS

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

Interest rate risk

Effective and repricing analysis

The following table sets out all interest-earning financial assets and interest bearing financial liabilities held by the Group at December 31, indicating their effective interest rates and the period in which they re-price:

As at December 31, 2013	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6-12 mths US$’000	1-2 years US$’000	2-5 years US$’000
Cash and cash equivalents	16	0.1%	22,317	22,317	—	—	—
Finance lease receivable	15	4.2%	1,598	267	247	428	656
Deferred Consideration	19, 21	3.1%	(3,369)	(1,828)	—	(1,541)	—
Licence payments	19, 21	3.0%	(4,135)	—	(1,080)	(1,049)	(2,006)

Total			16,411	20,756	(833)	(2,162)	(1,350)

As at December 31, 2012	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6-12 mths US$’000	1-2 years US$’000	2-5 years US$’000
Cash and cash equivalents	16	2.5%	74,947	14,905	60,042	—	—
Finance lease receivable	15	4.1%	1,223	198	193	341	491
Deferred Consideration	19	3.1%	(3,318)	—	—	(3,318)	—

Total			72,852	15,103	60,235	(2,977)	491

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

25.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Year-end cash and cash equivalents amounted to US$22,317,000 (2012: US$74,947,000) which attracted an average rate of interest of 0.1% (2012: 2.5%).

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$223,000 (2012: US$749,000) and would not affect the interest expense (2012: nil impact also) resulting in an increase in net interest income of US$223,000 (2012: increase in net interest income of US$749,000).

Interest rate profile of financial assets / liabilities

The interest rate profile of financial assets/liabilities of the Group was as follows:

	December 31, 2013 US$ ‘000	December 31, 2012 US$ ‘000
Fixed rate instruments
Fixed rate financial liabilities (deferred consideration)	(3,369)	(3,318)
Fixed rate financial liabilities (licence fees)	(4,135)	—
Financial assets (cash and short-term deposits)	13,283	60,042
Financial assets (finance lease receivables)	1,598	1,223
Variable rate instruments
Financial assets (cash and short-term deposits)	9,034	14,905

	16,411	72,852

In 2013 and 2012, the fixed rate financial liabilities relating to deferred consideration arises as a result of the Fiomi acquisition (see Note 22). The weighted average interest rate and weighted average period for which the rate is fixed is as follows:

	December 31, 2013	December 31, 2012
Fixed rate financial liabilities (deferred consideration)
Weighted average interest rate	3.1%	3.1%
Weighted average period for which rate is fixed	0.55 years	1.52 years

Financial assets comprise cash and cash equivalents as at December 31, 2013 and December 31, 2012 (see Note 16).

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial liabilities at fair value through profit and loss. Therefore a change in interest rates at December 31, 2013 would not affect profit or loss.

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

Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, where applicable, based on observable market rates plus a premium which reflects the risk profile of the Group at the reporting date, were as follows:

	December 31, 2013	December 31, 2012
Deferred Consideration	3.1%	3.1%

There was no significant difference between the fair value and carrying value of the Group’s trade receivables and trade and other payables at December 31, 2013 and December, 31 2012 as all fell due within 6 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

25.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Liquidity risk

The Group’s operations are cash generating. Short-term flexibility is achieved through the management of the Group’s short-term deposits.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As at December 31, 2013 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000
Financial liabilities
Trade & other payables	24,727	24,727	20,131	—	4,596	—

	24,727	24,727	20,131	—	4,596	—

As at December 31, 2012 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000
Financial liabilities
Trade & other payables	16,142	16,142	11,824	—	4,318	—

	16,142	16,142	11,824	—	4,318	—

Foreign exchange risk

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, where considered necessary, the Group pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered Euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro forecasted transactions. Forward contracts normally have maturities of less than one year after the balance sheet date. There were no forward contracts in place as at December 31, 2013.

Foreign currency short term financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are those reported to key management translated into US Dollars at the closing rate:

As at 31 December 2013	EUR US$‘000	GBP US$‘000	SEK US$‘000	CAD US$‘000	Other US$‘000
Cash	271	416	6	817	114
Trade and other receivable	2,528	1,193	626	522	172
Trade and other payables	(1,673)	(615)	(789)	(104)	(62)

Total exposure	1,126	994	(157)	1,235	224

As at 31 December 2012	EUR US$‘000	GBP US$‘000	SEK US$‘000	CAD US$‘000	Other US$‘000
Cash	958	135	214	—	8
Trade and other receivable	1,480	210	202	—	—
Trade and other payables	(1,860)	(45)	(2,117)	—	(12)

Total exposure	578	300	(1,701)	—	(4)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

25.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

The Group states its forward exchange contracts at fair value in the balance sheet. The Group classifies its forward exchange contracts as hedging forecasted transactions and thus accounts for them as cash flow hedges. During 2013 and 2012, changes in the fair value of these contracts were recognised in equity and then in the case of contracts which were exercised during 2013 and 2012, the cumulative gain or losses were transferred to the statement of operations.

There were no forward exchange contracts in place at December 31, 2013 or December 31, 2012.

Sensitivity analysis

A 10% strengthening of the US Dollar against the following currencies at December 31, 2013 would have increased/ (decreased) profit or loss and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss US$’000	Other equity movements US$’000
December 31, 2013
Euro	2,429	—

December 31, 2012
Euro	1,325	—

A 10% weakening of the US Dollar against the above currencies at December 31, 2013 and December 31, 2012 would have the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk is as follows:

	Carrying Value December 31, 2013 US$’000	Carrying Value December 31, 2012 US$’000
Third party trade receivables	19,762	12,615
Finance lease income receivable	1,598	1,223
Cash & cash equivalents	22,317	74,947

	43,677	88,785

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

25.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

The maximum exposure to credit risk for trade receivables and finance lease income receivable by geographic location is as follows:

	Carrying Value December 31, 2013 US$’000	Carrying Value December 31, 2012 US$’000
United States	12,743	7,971
Euro-zone countries	1,452	1,343
UK	582	262
Other European countries	173	112
Other regions	6,410	4,150

	21,360	13,838

The maximum exposure to credit risk for trade receivables and finance lease income receivable by type of customer is as follows:

	Carrying Value December 31, 2013 US$’000	Carrying Value December 31, 2012 US$’000
End-user customers	9,738	5,841
Distributors	10,847	7,657
Non-governmental organisations	775	340

	21,360	13,838

Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

Impairment Losses

The ageing of trade receivables at December 31, 2013 is as follows:

In thousands of US$	Gross 2013	Impairment 2013	Gross 2012	Impairment 2012
Not past due	13,913	2	8,554	30
Past due 0-30 days	3,242	1	2,999	5
Past due 31-120 days	1,893	43	573	2
Greater than 120 days	2,864	2,104	2,009	1,483

	21,912	2,150	14,135	1,520

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

In thousands of US$	2013	2012	2011
Balance at January 1	1,520	1,507	1,443
Charged to costs and expenses	62	72	64
Related to acquisitions	700	—	—
Charged to other accounts	—	—	499
Amounts recovered during the year	—	—	(86)
Amounts written off during the year	(132)	(59)	(413)

Balance at December 31	2,150	1,520	1,507

The allowance for impairment in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the account owing is possible. At this point the amount is considered irrecoverable and is written off against the financial asset directly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

25.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Capital Management

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors earnings per share as a measure of performance, which the Group defines as profit after tax divided by the weighted average number of shares in issue.

Following the divestiture of the Coagulation product line in 2010, the Group eliminated all bank debt. In the past, the Group has funded acquisitions using both equity and long term debt depending on the size of the acquisition and the capital structure in place at the time of the acquisition.

Although at December 31, 2013 the Group has no debt, it maintains a relationship with a number of lending banks and Trinity Biotech is listed on the NASDAQ which allows the Group to raise funds through equity financing where necessary.

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

Fair Values

The table below sets out the Group’s classification of each class of financial assets/liabilities and their fair values:

	Note	Loans and receivables	Liabilities at amortised cost	Total carrying amount	Fair Value
December 31, 2013
Trade receivables	15	19,762	—	19,762	19,762
Cash and cash equivalents	16	22,317	—	22,317	22,317
Finance lease receivable	13, 15	1,598	—	1,598	1,598
Net Deferred Consideration Payable (‘Fiomi’)	19, 21	—	(3,369)	(3,369)	(3,369)
Other Payables	21	—	(3,055)	(3,055)	(3,055)
Deferred Consideration (Phoenix Bio-tech)	22	—	(125)	(125)	(125)
Trade and other payables (excluding deferred revenue)	19	—	(18,034)	(18,034)	(18,034)
Provisions	20	—	(75)	(75)	(75)

		43,677	(24,658)	19,019	19,019

At December 31, 2013 consideration payable of US$3,369,000 and other payables relating to licence fees of US$3,055,000 are valued using Level 2 inputs. All other items are valued using Level 1 inputs. Valuation methods for Levels 1, 2 and 3 are described in the “fair value hierarchy” section of the accounting policies, see Note 1(xxvi).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

25.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

	Note	Loans and receivables	Liabilities at amortised cost	Total carrying amount	Fair Value
December 31, 2012
Trade receivables	15	12,615	—	12,615	12,615
Cash and cash equivalents	16	74,947	—	74,947	74,947
Finance lease receivable	13, 15	1,223	—	1,223	1,223
Net Deferred Consideration Payable (‘Fiomi’)	19, 21	—	(3,318)	(3,318)	(3,318)
Other Payables	21	—	(1,000)	(1,000)	(1,000)
Deferred Consideration (Phoenix Bio-tech)	22	—	(150)	(150)	(150)
Trade and other payables (excluding deferred revenue)	19	—	(11,574)	(11,574)	(11,574)
Provisions	20	—	(50)	(50)	(50)

		88,785	(16,092)	72,693	72,693

At December 31, 2012 consideration payable of US$3,318,000 is valued using Level 2 inputs. All other items are valued using Level 1 inputs. Valuation methods for Levels 1, 2 and 3 are described in the “fair value hierarchy” section of the accounting policies, see Note 1(xxvi).

26.	DIVIDENDS PAID

A dividend of 20 cents per ADS was approved and paid during 2013 in respect of the 2012 financial year (15 cents per ADS approved and paid in 2012 in respect of the 2011 financial year).

	2013 US$’000	2012 US$’000
Declared and paid during the year:
Dividends on ordinary shares:

Final dividend in respect of FY 2013: US$0.05 per ‘A’ share (US$0.20 per ADS) (FY 2012: US$0.15).	4,373	3,224

The dividend payable in respect of the 2013 financial year will be proposed by the Directors prior to the next AGM, to be held in June 2014.

27.	POST BALANCE SHEET EVENTS

There are no other matters or circumstances that have arisen since the end of the year that have significantly affected or may significantly affect either:

•	The entity’s operations in future financial years;

•	The results of those operations in future financial years; or

•	The entity’s state of affairs in future financial years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

28.	ACCOUNTING ESTIMATES AND JUDGEMENTS

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

Key sources of estimation uncertainty

Note 11 contains information about the assumptions and the risk factors relating to goodwill impairment. Note 18 outlines information regarding the valuation of share options and warrants. Note 22 outlines the valuation techniques used by the Company in determining the fair value of business combinations. In Note 25, detailed analysis is given about the interest rate risk, credit risk, liquidity risk and foreign exchange risk of the Group.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

28.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

Note 12 to the consolidated financial statements outlines the basis for the deferred tax assets and liabilities and includes details of the unrecognised deferred tax assets at year end. The Group derecognised deferred tax assets arising on unused tax losses except to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilized before they expire. The derecognition of these deferred tax assets was considered appropriate in light of the increased tax losses caused by the restructuring and uncertainty over the timing of the utilization of the tax losses. Except for the derecognition of deferred tax assets there were no material changes in estimates used to calculate the income tax expense provision during 2013, 2012 or 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

29.	GROUP UNDERTAKINGS

The consolidated financial statements include the financial statements of Trinity Biotech plc and the following principal subsidiary undertakings:

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Trinity Biotech plc IDA Business Park, Bray Co. Wicklow, Ireland	Investment and holding company	Ireland	Holding company

Trinity Biotech Manufacturing Limited IDA Business Park, Bray Co. Wicklow, Ireland	Manufacture and sale of diagnostic test kits	Ireland	100%

Trinity Research Limited IDA Business Park, Bray Co. Wicklow, Ireland	Research and development	Ireland	100%

Benen Trading Limited IDA Business Park, Bray Co. Wicklow, Ireland	Trading	Ireland	100%

Trinity Biotech Manufacturing Services Limited IDA Business Park, Bray Co. Wicklow, Ireland	Engineering services	Ireland	100%

Trinity Biotech Luxembourg Sarl 49, route d’Arlon, L-1140 Luxembourg	Investment and provision of financial services	Luxembourg	100%

Trinity Biotech Inc Girts Road, Jamestown, NY 14702, USA	Holding Company	U.S.A.	100%

Clark Laboratories Inc Trading as Trinity Biotech (USA) Girts Road, Jamestown NY14702, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Mardx Diagnostics Inc 5919 Farnsworth Court Carlsbad CA 92008, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Fitzgerald Industries International, Inc 2711 Centerville Road, Suite 400 Wilmington, New Castle Delaware, 19808, USA	Management services company	U.S.A.	100%

Biopool US Inc (trading as Trinity Biotech Distribution) Girts Road, Jamestown NY14702, USA	Sale of diagnostic test kits	U.S.A.	100%

Primus Corporation 4231 E 75th Terrace Kansas City, MO 64132, USA	Manufacture and sale of diagnostic test kits and instrumentation	U.S.A.	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

29.	GROUP UNDERTAKINGS (CONTINUED)

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Phoenix Bio-tech Corp. 1166 South Service Road West Oakville, ON L6L 5T7 Canada.	Manufacture and sale of diagnostic test kits	Canada	100%

Fiomi Diagnostics Holding AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Holding Company	Sweden	100%

Fiomi Diagnostics AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Research and development	Sweden	100%

Trinity Biotech Do Brasil Rua Claudio Soares Sao Paulo Brazil	Sale of diagnostic test kits	Brazil	100%

Trinity Biotech (UK) Ltd 184 Cambridge Science Park Cambridge CB4 0GA United Kingdom (Incorporated July 11, 2013)	Manufacture of blood bank screening products	UK	100%

Immco Diagnostics Inc 60 Pineview Drive Buffalo NY 14228, USA (Acquired July 26, 2013)	Manufacture and sale of autoimmune products	U.S.A.	100%

Nova Century Scientific Inc 5022 South Service Road Burlington Ontario Canada (Acquired July 26, 2013)	Manufacture and sale of autoimmune products	Canada	100%

30.	AUTHORISATION FOR ISSUE

These Group consolidated financial statements were authorised for issue by the Board of Directors on April 9, 2014.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

TRINITY BIOTECH PLC

By:	/s/ RONAN O’CAOIMH
Mr Ronan O’Caoimh
Director/
Chief Executive Officer

Date: April 9, 2014

By:	/s/ KEVIN TANSLEY
Mr Kevin Tansley
Company secretary/
Chief Financial Officer

Date: April 9, 2014

Item 19	Exhibits

Exhibit No.	Description of Exhibit
4.1	Agreement and Plan of Merger dated as of July 26, 2013 with Immco Diagnostics, Inc.

4.2	Fiomi Diagnostics AB Share Purchase Agreement (incorporated by reference to Exhibit 4(a) of Trinity Biotech Plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

10(c)	Purchase and Sale Agreement of the Diagnostic Coagulation Business (incorporated by reference to Exhibit 10c of Trinity Biotech Plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010).

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm (GT)