Form 20-F
period 2015-12-31
TRINITY BIOTECH PLC
filed 2016-04-08
CIK 888721

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

95,840,138 Class ‘A’ Ordinary Shares

(as of December 31, 2015)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statements on Form S-8 File Nos. 333-7762, 333-124384, 333-166590, 333-182279 and 333-195232, and Registration Statement on Form F-3, No. 333-203555.

General

As used herein, references to “we”, “us”, “Trinity Biotech” or the “Group” in this Form 20-F shall mean Trinity Biotech plc and its world-wide subsidiaries, collectively. References to the “Company” in this annual report shall mean Trinity Biotech plc.

Our financial statements are presented in US Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The IFRS applied are those effective for accounting periods beginning 1 January 2015. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. All references in this annual report to “Dollars” and “$” are to US Dollars, and all references to “Euro” or “€” are to European Union Euro. Except as otherwise stated herein, all monetary amounts in this annual report have been presented in US Dollars. For presentation purposes all financial information, including comparative figures from prior periods, have been stated in round thousands.

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

The following selected consolidated financial data of Trinity Biotech as at December 31, 2015 and 2014 and for each of the years ended December 31, 2015, 2014 and 2013 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto set forth in Item 18 of this Annual Report. The selected consolidated financial data as at December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and December 31, 2011 are derived from the audited consolidated financial statements not appearing in this Annual Report. This data should be read in conjunction with the financial statements, related notes and other financial information included elsewhere herein.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

	Year ended December 31,
	2015 US$‘000	2014 US$‘000	2013 US$‘000	2012 US$‘000	2011 US$‘000
Revenues	100,195	104,872	91,216	82,510	77,948
Cost of sales	(53,950)	(54,525)	(45,996)	(40,257)	(37,820)

Gross profit	46,245	50,347	45,220	42,253	40,128
Other operating income	288	424	532	468	910
Research and development expenses	(5,069)	(4,291)	(3,691)	(3,130)	(3,206)
Selling, general and administrative expenses	(28,016)	(28,441)	(33,066)	(22,425)	(22,048)

Operating profit	13,448	18,039	8,995	17,166	15,784
Financial income	13,491	97	1,276	2,280	2,428
Financial expenses	(4,063)	(69)	(51)	(88)	(12)

Net financing income	9,428	28	1,225	2,192	2,416

Profit before tax	22,876	18,067	10,220	19,358	18,200
Income tax expense	(1,080)	(853)	(574)	(2,017)	(2,607)

Profit for the year (all attributable to owners of the parent)	21,796	17,214	9,646	17,341	15,593

Basic earnings per ADS (US Dollars)	0.94	0.76	0.44	0.81	0.73
Diluted earnings per ADS (US Dollars)	0.46	0.73	0.41	0.77	0.70
Basic earnings per ‘A’ ordinary share (US Dollars)	0.24	0.19	0.11	0.20	0.18
Diluted earnings per ‘A’ ordinary share (US Dollars)	0.12	0.18	0.10	0.19	0.18
Weighted average number of shares used in computing basic EPS per ADS	23,161,773	22,749,726	21,936,647	21,418,821	21,292,874
Weighted average number of shares used in computing diluted EPS per ADS	27,407,793	23,717,747	23,428,175	22,443,404	22,228,149
Weighted average number of shares used in computing basic EPS per ‘A’ ordinary share	92,647,091	90,998,904	87,746,588	85,675,284	85,171,494
Weighted average number of shares used in computing diluted EPS per ‘A’ ordinary share	109,631,172	94,870,988	93,712,698	89,773,616	88,912,596

Consolidated Balance Sheet Data

	December 31, 2015 US$’000	December 31, 2014 US$’000	December 31, 2013 US$’000	December 31, 2012 US$’000	December 31, 2011 US$’000
Net current assets (current assets less current liabilities)	143,085	46,888	55,766	97,531	101,684
Non-current liabilities	(129,646)	(23,809)	(22,499)	(15,061)	(6,838)
Total assets	363,683	242,838	226,486	197,407	171,499
Capital stock	1,209	1,192	1,170	1,134	1,106
Shareholders’ equity	213,892	196,972	183,011	169,380	151,332

A final dividend of 22 cents per ADS was paid in 2015 in respect of the fiscal year 2014 (22 cents per ADS paid in 2014 in respect of the fiscal year 2013, 20 cents per ADS paid in 2013 in respect of the fiscal year 2012, 15 cents per ADS paid in 2012 in respect of the fiscal year 2011 and 10 cents per ADS paid in 2011 in respect of the fiscal year 2010).

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

•

Our long-term viability and growth will depend upon the successful discovery, development and commercialization of other products from our research and development (“R&D”) activities. In order to remain competitive, we are committed to significant expenditures on R&D and the commercialization of new or enhanced products. The R&D process generally takes a significant amount of time from product inception to commercial launch. However, there is no certainty that this investment in research and development will yield technically feasible or commercially viable products. We may have to abandon a new or enhanced product in which we have invested substantial time and money. During the fiscal years ended December 31 2015, 2014 and 2013, we incurred US$19.7 million, US$20.3 million and US$18.4 million, respectively, in capitalized R&D expenses. We expect to continue to incur significant costs related to our research and development activities.

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

•

Our future growth in the United States is dependent in part on Food and Drug Administration (“FDA”) clearance of products utilizing our Meritas platform, such as Troponin I and Brain Natriuretic Peptide (“BNP”). If FDA clearance is delayed or not achieved for these products, it could have a material impact on the future growth of our business.

Our ability to sell products could be adversely affected by competition from new and existing diagnostic products.

•

We have invested in research and development but there can be no guarantees that our R&D programmes will not be rendered technologically obsolete or financially non-viable by the technological advances of our competitors, which would also adversely affect our existing product lines and inventory. The main competitors of Trinity Biotech (and their principal products with which Trinity Biotech competes) include: Abbott Diagnostics (AxSYM™, IMx™, i-STAT®, Determine™, Wampole™, Athena™, Biosite Triag®), Arkray (HA-8180), Bio-Rad (ELISA, WB, Bioplex™, Variant II, Turbo and D10™), Diasorin Inc. (Liasion™, ETIMAX™), Johnson & Johnson – Ortho Clinical Diagnostics (Vitros™), OraSure Technologies, Inc. (OraQuick®), Roche Diagnostics (COBAS AMPLICOR™, Ampliscreen™, Accutrend™, Tina Quant™), Siemens – Beckman Coulter (Uni-Cel), Siemens – Dade-Behring (BEP 2000, Enzygnost®), Siemens – Bayer (Centaur™), Siemens – DPC (Immulite™), Thermo Fisher (Konelab™) and Tosoh (G8™).

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

•

The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all. In particular, the FDA permits commercial distribution of a new medical device only after the device has received clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act (“FDCA”), or is the subject of an approved premarket approval application (“PMA”) unless the device is specifically exempt from those requirements. The FDA will clear marketing of a lower risk medical device through the 510(k) process if the manufacturer demonstrates that the new product is substantially equivalent to other 510(k)-cleared products. High risk devices deemed to pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices, or devices not deemed substantially equivalent to a previously cleared device, require the approval of a PMA.

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

•

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay approval or clearance of our products under development or impact our ability to modify our currently cleared products on a timely basis. For example, in response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) regulatory pathway, the FDA initiated an evaluation of the program, and in January 2011, announced several proposed actions intended to reform the review process governing the clearance of medical devices. FDA’s review of its 510(k) clearance process could result in additional changes to regulatory requirements or guidance documents which could increase the costs of compliance, or restrict our ability to maintain current clearances. In addition, as part of the Food and Drug Administration Safety and Innovation Act (“FDASIA”), Congress reauthorised the Medical Device User Fee Amendments with various FDA performance goal commitments and enacted several “Medical Device Regulatory Improvements” and miscellaneous reforms which are further intended to clarify and improve medical device regulation both pre- and post-clearance and approval.

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

•

Initiating and completing clinical trials necessary to support approval of our Troponin I test and BNP test, as well as other possible future products under development, is time consuming and expensive and the outcome uncertain. Moreover, the results of early clinical trials are not necessarily predictive of future results, and any product we advance into clinical trials may not have favorable results in later clinical trials.

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

•

Our facility and our clinical investigational sites operate under procedures that govern the conduct and management of FDA-regulated clinical studies under 21 CFR Parts 50, 56 and 812, and Good Clinical Practices. Although the majority of our in-vitro diagnostic (“IVD”) clinical studies meet the definition of exempted investigations under 21 Part 812 and are exempt from the Investigational Device Exemption (“IDE”) regulations in 21 CFR Part 812, we are still required to meet the requirements of 21 CFR Parts 50 and 56 for informed consent and Institutional Review Board (“IRB”) approval. FDA may conduct Bioresearch Monitoring (“BiMo”) inspections of us and/or our clinical sites to assess compliance with FDA regulations, our procedures, and the clinical protocol. If the FDA were to find that we or our clinical investigators are not operating in compliance with applicable regulations, we could be subject to the above FDA enforcement action as well as refusal to accept all or part of our data in support of a 510(k) or PMA and/or we may need to conduct additional studies.

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

•

Even after we obtain clearance or approval for our medical devices, we are still subject to ongoing and extensive post market regulatory requirements. Regulation by the FDA and other federal, state and foreign regulatory agencies impacts many aspects of our operations, and the operations of our suppliers and distributors, including manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, marketing, record keeping, import and export. For example, the manufacture of medical devices must comply with the FDA’s Quality System Regulation (“QSR”), which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. Our manufacturing facilities and those of our suppliers and distributors are, or can be, subject to periodic regulatory inspections by the FDA to assess compliance with the QSR and other regulations, and by other comparable foreign regulatory authorities with respect to similar requirements in other jurisdictions. The FDA and foreign regulatory agencies may require post-marketing testing and surveillance to monitor the performance of approved products or place conditions on any product clearances or approvals that could restrict the commercial applications of those products. The failure by us or one of our suppliers to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	unanticipated expenditures to address or defend such actions;

•	customer notifications for repair, replacement, refunds;

•	recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or premarket approval of new products or modified products;

•	operating restrictions;

•	withdrawing 510(k) clearances on PMA approvals that have already been granted;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

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

•

We are also required to comply with the FDA’s Medical Device Reporting (“MDR”), requirements in the United States and comparable regulations worldwide. For example, under the FDA’s MDR regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. In addition, all manufacturers placing medical devices in European Union markets are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the Competent Authority in whose jurisdiction the incident occurred.

Were this to happen to us, the relevant Competent Authority would file an initial report, and there would then be a further inspection or assessment if there are particular issues. This would be carried out either by the Competent Authority or it could require that Trinity Biotech’s Notified Body, carry out the inspection or assessment.

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

•

Although the FDA has statutory authority to assure that medical devices are safe and effective for their intended uses, the FDA has generally exercised its enforcement discretion and not enforced applicable regulations with respect to laboratory developed tests (“LDTs”), although reagents, instruments, software or components provided by third parties and used to perform LDTs may be subject to FDA regulation. The FDA defines the term “laboratory developed test” as an IVD test that is intended for clinical use and designed, manufactured and used within a single laboratory. Until 2014, the FDA exercised enforcement discretion such that it did not enforce provisions of the Food, Drug, and Cosmetic Act, or FDA Act, with respect to LDTs. In July 2014, due to the increased proliferation of LDTs for complex diagnostic testing and concerns with several high-risk LDTs related to lack of evidentiary support for claims and erroneous results, the FDA issued guidance that, when finalized, would adopt a risk-based framework that would increase FDA oversight of LDTs. As part of this developing framework, FDA issued draft guidance in October 2014, informing Congress and manufacturers of LDTs of its intent to collect information from laboratories regarding their current LDTs and newly developed LDTs through a notification process. The FDA will use this information to classify LDTs and to prioritize enforcement of premarket review requirements for categories of LDTs based on risk, using a public process. Specifically, the FDA plans to use advisory panels to provide recommendations to the agency on LDT risks, classification and prioritization of enforcement of applicable regulatory requirements on certain categories of LDTs, as appropriate.

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

We are also subject to various federal and state laws targeting fraud and abuse in the healthcare industry.

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

•

the federal Physician Payment Sunshine Act, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare & Medicaid Services (“CMS”), information related to payments or other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and requires applicable manufacturers to report annually to the government ownership and investment interests held by the physicians described above and their immediate family members and payments or other “transfers of value” to such physician owners. Manufacturers are required to submit reports to

CMS by the 90th day of each calendar year. We cannot assure you that we have and will successfully report all transfers of value by us, and any failure to comply could result in significant fines and penalties. Failure to submit the required information may result in civil monetary penalties up to an aggregate of $150,000 per year (and up to an aggregate of $1 million per year for “knowing failures”) for all payments, transfers of value or ownership or investment interests not reported in an annual submission, and may result in liability under other federal laws or regulations;

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

•

Trinity Biotech has global product liability insurance in place for its manufacturing subsidiaries up to a maximum of €6,500,000 (US$7,090,000) for any one accident, limited to a maximum of €6,500,000 (US$7,090,000) in any one year period of insurance. A deductible of US$25,000 is applicable to each insurance event that may arise.

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

•

Products manufactured at our facilities in Bray, Ireland, Jamestown and Buffalo, New York, Kansas City, Missouri and Carlsbad, California comprised approximately 83% of revenues during the fiscal year ended December 31, 2015. Our global supply of these products and services is dependent on the uninterrupted and efficient operation of these facilities. In addition, we currently rely on a small number of third-party manufacturers to produce certain of our diagnostic products and product components.

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

•

Trinity Biotech’s success is dependent to a large extent upon the contributions of certain key management personnel. Our key employees at December 31, 2015 were Ronan O’Caoimh, our CEO and Chairman, Jim Walsh, Business Development Director, and Kevin Tansley, our CFO/Company Secretary. We may not be able to attract or retain a sufficient number of qualified employees in the future due to the intense competition for qualified personnel among medical products and other life science businesses.

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

•

The total share options exercisable at December 31, 2015, as described in Item 18, Note 18 to the consolidated financial statements, are convertible into American Depository Shares (ADSs), 1 ADS representing 4 “A” Ordinary Shares. The exercise of the share options exercisable will likely occur only when the conversion price is below the trading price of our ADSs and will dilute the ownership interests of existing shareholders. For instance, should the options of the 4,679,323 “A” Ordinary Shares (1,169,831 ADSs) exercisable at December 31, 2015 be exercised, Trinity Biotech would have to issue 4,679,323 additional “A” Ordinary Shares (1,169,831ADSs). On the basis of 95,840,138 “A” Ordinary Shares outstanding at December 31, 2015, this would effectively dilute the ownership interest of the existing shareholders by approximately 5%.

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

•	Trinity Biotech currently owns 8 U.S. patents with remaining patent lives varying from one month to 16 years.

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

•

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

•

Third-party payors for medical products and services, including state and federal governments, are increasingly concerned about escalating health care costs and can indirectly affect the pricing or the relative attractiveness of our products by regulating the maximum amount of reimbursement they will provide for diagnostic testing services. During 2010, following years of increasing pressure, the U.S. government enacted the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act. The Affordable Care Act, among other things, established a 2.3% excise tax on the sales of medical devices beginning in calendar year 2013. In addition, it provided that payments under the Medicare Clinical Laboratory Fee Schedule (“CLFS”), received a negative 1.75% annual adjustment through 2015 and a productivity adjustment pursuant to the CLFS, further reducing payment rates. The Consolidated Appropriations Act, 2016, signed into law on December 18, 2015, includes a two year moratorium on the medical device excise tax. Thus, the medical device excise tax does not apply to the sale of a taxable medical device by the manufacturer, producer, or importer of the device during the period beginning on January 1, 2016, and ending on December 31, 2017.

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

•

Further, with respect to the CLFS, the Protecting Access to Medicare Act of 2014 (“PAMA”) will make significant changes to the way that Medicare will pay for clinical laboratory services. Under the new law, starting January 1, 2016 and every three years thereafter (or annually in the case of advanced diagnostic lab tests), clinical laboratories must report laboratory test payment data for each Medicare-covered clinical diagnostic lab test that it furnishes during a time period to be defined by future regulations. The reported data must include the payment rate (reflecting all discounts, rebates, coupons and other price concessions) and the volume of each test that was paid by each private payer (including health insurance issuers, group health plans, Medicare Advantage plans and Medicaid managed care organizations). Beginning in 2017, the Medicare payment rate for each clinical diagnostic lab test will be equal to the weighted median amount for the test from the most recent data collection period. The payment rate will apply to laboratory tests furnished by a hospital laboratory if the test is separately paid under the hospital outpatient prospective payment system. It is too early to predict the impact on reimbursement for our products.

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

•

Other Medicare policy changes may include competitive bidding by clinical laboratories for the provision of services, which was the subject of a CMS demonstration project pursuant to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“MMA”). In July 2008, the Patients and Providers Act of 2008 was enacted, which, among other things, repealed the competitive bidding demonstration project for clinical laboratory services. If competitive bidding is implemented in the future, competitive bidding could decrease our reimbursement rates for clinical laboratory tests.

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

Our laboratory business could be harmed from the loss or suspension of a license or imposition of a fine or penalties under, or future changes in, the law or regulations of the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”), or those of other state or local agencies.

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

The following represents the acquisitions made by Trinity Biotech in recent years:

Acquisition of Phoenix Bio-tech Corp.

In 2011, the Group acquired 100% of the common stock of Phoenix Bio-tech Corporation for US$2.5 million of cash consideration and expected contingent consideration of US$172,000. US$120,000 of this contingent consideration had been paid as at December 31, 2015. Phoenix Bio-tech manufactures and sells products for the detection of syphilis.

Phoenix Bio-tech was founded in 1992 and it sells its products under the TrepSure and TrepChek labels. Prior to the acquisition, Trinity Biotech distributed Phoenix Bio-tech’s syphilis products on a non-exclusive basis in the U.S.

Acquisition of Fiomi Diagnostics AB

In 2012, the Group acquired 100% of the common stock of Fiomi Diagnostics AB (“Fiomi”) for US$12.9m.

Fiomi, which is based in Uppsala, Sweden, is developing a range of point-of-care cardiac assays based on micro-pillar technology which will be marketed under the name Meritas. This technology is capable of providing extremely sensitive, highly reproducible, quantitative, multiplexed results making it significantly more accurate than the current established point-of-care tests in the market. In January 2014, Trinity received CE marking/EU regulatory approval of a Troponin I point-of-care test, the first test on this platform. In September 2014, CE marking/EU regulatory approval was received for a BNP point-of-care test. The Troponin I test was submitted for FDA review in December 2015, while the BNP test is currently undergoing clinical trials.

Acquisition of Immco Diagnostics Inc

In 2013, the Group acquired 100% of the common stock of Immco Diagnostics Inc (“Immco”) for US$32.88m.

Immco, which is headquartered in Buffalo, New York, specialises in the development, manufacture and sale of autoimmune test kits on a worldwide basis. This product line is complemented by specialised reference laboratory services in diagnostic immunology, pathology and immunogenetics, marketed to U.S.-based hospitals and reference laboratories. For more information please refer to Item 18, Note 24.

Acquisition of Blood Bank Screening Business

In 2013, the Group acquired the blood bank screening business of Lab21 Ltd for US$7.45m.

The blood bank screening business acquired consists of a range of products for the screening of syphilis, malaria and cytomegalovirus (CMV), and was, at the time of acquisition based in Cambridge and Newmarket, UK. The business includes very high quality TPHA and ELISA products. For more information please refer to Item 18, Note 24.

Principal Markets

The primary market for Trinity Biotech’s diagnostic products is the Americas (which consists principally of North America and South America). During fiscal year 2015, 62% (US$62.4 million) (2014: 58% or US$61.1 million) (2013: 60% or US$54.8 million) of the Group’s total revenues were derived from products sold in the Americas. Sales in the non-Americas (principally European, Asian and African countries) represented 38% (US$37.8 million) of total sales for fiscal year 2015 (2014: 42% or US$43.7 million) (2013: 40% or US$36.4 million).

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

Point-of-Care (“POC”)

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

In the U.S., the Centers for Disease Control (“CDC”) recommend the use of rapid tests to control the spread of HIV/AIDS. As part of this, Uni-Gold™ HIV is used in public health facilities, hospitals and other outreach facilities.

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

Emergency medicine is a strategic cornerstone of the future growth of Trinity Biotech. Following the acquisition of Fiomi Diagnostics AB in 2012, Trinity Biotech has developed a high sensitivity test for Troponin I under the Meritas brand capable of delivering laboratory-quality results for the detection of heart attacks in the emergency room environment. Troponin I is a recognised marker for detecting acute myocardial infarctions. The objective in developing this product was to produce a test capable of meeting the Third Universal Definition of Myocardial Infarction (2012 guideline) with a testing time of less than 15 minutes. CE marking/EU regulatory approval for this product was received in January 2014, and the product has been submitted for FDA review in Q4 2015.

Trinity has also developed a BNP test on the same platform. BNP is a biomarker utilised in aiding the diagnosis of and determining the clinical severity of acute and chronic heart failure. In addition, BNP can be useful in a wide range of clinical applications including risk stratification and monitoring of patients with heart failure and heart attacks. CE marking and EU regulatory approval was received for this product in September 2014. US clinical studies for the product commenced in 2015, and submission to the FDA is anticipated in mid-2016. Once approved, the BNP assay will run side by side, on the same platform as Trinity’s Troponin product.

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

Clinical Laboratory

Trinity Biotech supplies the clinical laboratory segment of the in-vitro diagnostic market with a range of diagnostic tests and instrumentation which detect:

•	Infectious diseases,

•	Haemoglobin, haemoglobin variants and glycated haemoglobin used in monitoring diabetes, and

•	Autoimmune diseases

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

Trinity Biotech develops, manufactures and distributes products in immunofluorescence (“IFA”), enzyme-linked immunosorbent (“ELISA”), western blot (“WB”) and cytotoxicity assay formats for diagnosis of infectious diseases. As a complement to the product range, the automation offering includes ELISA and western blot processors.

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

Diabetes and haemoglobinapothies

Trinity Biotech manufactures products for in-vitro diagnostic testing for haemoglobin A1c (“HbA1c”) used in the monitoring and diagnosis of diabetes, as well identifying those who are at a high risk of developing diabetes (pre-diabetic). The Premier Hb9210 uses patented boronte affinity technology to test for HbA1c which is a measure of a patient’s average blood sugar control over the last two to three months. It is a highly accurate biomarker available for the diagnosis of diabetes and is a strong indicator of a diabetic’s glycemic control. HbA1c is also used to identify those at risk of becoming diabetic; often referred to as impaired glucose tolerance.

Trinity Biotech manufactures its own A1c instrument, the Premier Hb9210, which was launched in Europe and obtained FDA approval in late 2011. Trinity Biotech distributes Premier Hb9210 through its European partner Menarini Diagnostics. In the U.S. and Brazil, Trinity Biotech sells the Premier Hb9210 through its direct sales organisation. The Premier’s unique features, cost structure and core technology enables it to compete in most economies and settings.

Trinity Biotech also develops and commercialises products for haemoglobin variants, primarily through the Ultra2 instrument. This is used for the detection of haemoglobinapothies. Haemoglobinapothies are genetic defects that result in abnormal structure of the haemoglobin molecule. Haemoglobinapathies include sickle-cell diseases, alpha and beta thalassemia and are amongst the most common genetic disorders in the world.

Trinity is currently developing an ion exchange version of the Premier Hb9210, the Premier Resolution, which is expected to go to market in 2016. It combines the best of the Premier Hb9210 and the Ultra2, and is a next generation integrated platform for detection of haemoglobin variants.

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

The diagnostic product line is complemented by Immco’s New York state licensed reference laboratory offering specialised services in diagnostic immunology, pathology and immunogenetics, and is marketed to U.S.-based reference laboratories and hospitals.

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

Clinical Chemistry

The speciality clinical chemistry business of Trinity Biotech includes reagent products such as ACE, bile acids, lactate, oxalate and glucose-6-phosphate dehydrogenase (“G6PDH”) that are clearly differentiated in the marketplace. These products are suitable for both manual and automated testing and have proven performance in the diagnosis of many disease states from liver and kidney disease to G6PDH deficiency which is an indicator of haemolytic anaemia.

Blood Bank Screening

Trinity Biotech’s blood bank screening business was acquired from Lab21 Ltd in July 2013. The business unit manufactures a number of products to screen donated blood for transfusion-transmissible infections.

The World Health Organisation estimates that there were 107 million blood donations in 2011 and half of these were within high income countries. In these countries it is mandatory to screen for HIV, HBV, HCV and Syphilis by nucleic acid or immunoassay testing and the WHO recommends testing for other pathogens (e.g. CMV, malaria, chagas and HTLV) based on territory.

Trinity Biotech manufactures immunoassays for the detection of Syphilis, CMV and Malaria. These products are sold through direct and distributor sales channels and are manufactured under original equipment manufacturer agreements for other major third party diagnostic companies. The business has strong market share in Europe and while not currently operating in the United States, Trinity Biotech is planning for operations there through internal synergies and external relationships.

Sales and Marketing

Trinity Biotech sells its product through its own direct sales force in the United States. Our sales team in the United States is responsible for marketing and selling the Trinity Biotech range of point-of-care, infectious disease, Haemoglobins, autoimmune and clinical chemistry products.

Through its sales and marketing organisation in Ireland, Trinity Biotech sells:

•	Its Clinical Chemistry product range directly to hospitals and laboratories in Germany and France;

•	Infectious Diseases and Clinical Chemistry product ranges directly to hospitals and laboratories in the UK; and

•	All product lines through independent distributors and strategic partners in a further 100 countries.

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

The Group’s competition includes several large companies such as, but not limited to: Abbott Diagnostics, Arkray, Bio-Rad, Diasorin Inc., Euroimmun, Johnson & Johnson, OraSure Technologies Inc., Phadia, Roche Diagnostics, Siemens (from the combined acquisitions of Bayer, Dade-Behring and DPC), Thermo Fisher, Tosoh and Werfen.

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

Each of the key licensing arrangements disclosed under this subheading terminates on the date expiration or adjudication of invalidity or unenforceability of the last of the particular licensed patents covered by the respective agreement. Each licensor has the right to terminate the arrangement in the event of non-performance by Trinity Biotech. The key licensing arrangements, with the exception of the agreement entered into in 2013 which provides for the payment of a lump sum licence fee, require the Group to pay a royalty to the licence holder which is based on sales of the products which utilise the relevant technology being licensed. The royalty rates vary from 1% to 12.5% of sales. The total amount paid by Trinity Biotech under key licensing arrangements in 2015 was US$846,000 (2014: US$1,049,000)

Government Regulation

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

The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors. As 62% of Trinity Biotech’s 2015 revenues were generated in the Americas (with a large concentration of this in the United States) and as the United States represents a substantial proportion of the worldwide diagnostics market, an overview of FDA regulation has been included below.

Food and Drug Administration

All of our products sold in the United States are medical devices subject to the Federal Food, Drug, and Cosmetic Act (“FDCA”), as implemented and enforced by the U.S. Food and Drug Administration (“FDA”). Certain products sold in the United States require FDA clearance to market under Section 510(k) of the FDCA. Other products sold in the United States require premarket approval (“PMA”) to market.

Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities, which may result in sanctions including, but not limited to:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	unanticipated expenditures to address or defend such actions

•	customer notifications for repair, replacement, refunds;

•	recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or premarket approval of new products or modified products;

•	operating restrictions;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

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

FDA premarket clearance and approval requirements

Access to U.S. Market. Each medical device that Trinity Biotech may wish to commercially distribute in the U.S. will require either pre-market notification (more commonly known as 510(k)) clearance or approval of a pre-market approval (“PMA”) application prior to commercial distribution, unless specifically exempt. Under the FDCA, medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Class I devices are those for which safety and effectiveness can be assured by adherence to FDA’s general regulatory controls for medical devices, which include compliance with the applicable portions of the FDA’s Quality System Regulation (“QSR”), facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials (the “General Controls”). Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below.

Class II devices are subject to FDA’s general controls, and any other special controls as deemed necessary by FDA to ensure the safety and effectiveness of the device. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process. Unless a specific exemption applies, 510(k) premarket notification submissions are subject to user fees.

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

Clinical Studies

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

Most clinical studies of IVDs (all of which technically involve investigational use only (“IUO”) devices) are exempted from the IDE regulation, so long as the IUO device and the study meet certain regulatory criteria. Specifically, devices are exempt from IDE requirements if they are intended for IUO and:

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

•

Quality System Regulation, (“QSR”), which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

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

We have registered our facilities with the FDA as medical device manufacturers. The FDA has broad post-market and regulatory enforcement powers. We are subject to announced and unannounced inspections by the FDA to determine our compliance with the QSR and other regulations and these inspections may include the manufacturing facilities of our suppliers. If the FDA finds any failure to comply, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as fines, injunctions, and civil penalties; recall or seizure of products; the issuance of public notices or warnings; operating restrictions, partial suspension or total shutdown of production; refusing requests for 510(k) clearance or PMA approval of new products; withdrawing 510(k) clearance or PMA approvals already granted; and criminal prosecution.

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

Clinical Laboratory Improvement Amendments of 1988, (“CLIA”)

Purchasers of Trinity Biotech’s clinical diagnostic products and our reference laboratory in the United States may be regulated under The Clinical Laboratory Improvements Amendments of 1988 and related federal and state regulations. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. The regulations promulgated under CLIA established three levels of diagnostic tests (“waived”, “moderately complex” and “highly complex”) and the standards applicable to a clinical laboratory depend on the level of the tests it performs. Laboratories performing high complexity testing are required to meet more stringent requirements than laboratories performing less complex tests. In addition, we and our customers are required to meet certain laboratory licensing requirements for states with regulations beyond CLIA. For more information on state licensing requirements, see the sections entitled “Government Regulation – New York Laboratory Licensing” and “Government Regulation – Other States’ Laboratory Licensing.”

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

Federal Oversight of Laboratory Developed Tests and Research Use Only Products

Trinity Biotech supplies clinical laboratories with raw materials, such as reagent products, that may be used by clinical laboratories in clinical laboratory tests, which are regulated under CLIA, as well as by applicable state laws. Although the FDA has statutory authority to assure that medical devices are safe and effective for their intended uses, the FDA has generally exercised its enforcement discretion and not enforced applicable regulations with respect to laboratory developed tests, or LDTs. The FDA defines the term “laboratory developed test” as an in vitro diagnostic test that is intended for clinical use and designed, manufactured and used within a single laboratory. Until 2014, the FDA exercised enforcement discretion such that it did not enforce provisions of the Food, Drug and Cosmetic Act with respect to LDTs. In July 2014, due to the increased proliferation of LDTs for complex diagnostic testing, and concerns with several high-risk LDTs related to lack of evidentiary support for claims and erroneous results, the FDA issued guidance that, when finalized, would adopt a risk based framework that would increase FDA oversight of LDTs. As part of this developing framework, FDA issued draft guidance in October 2014, informing Congress and manufacturers of LDTs of its intent to collect information from laboratories regarding their current LDTs and newly developed LDTs through a notification process. The FDA will use this information to classify LDTs and to prioritize enforcement of premarket review requirements for categories of LDTs based on risk, using a public process. Specifically, FDA plans to use advisory panels to provide recommendations to the agency on LDT risks, classification and prioritization of enforcement of applicable regulatory requirements on certain categories of LDTs, as appropriate.

Some products are for research use only (“RUO”), or for IUO. RUO and IUO products are not intended for human clinical use and must be properly labeled in accordance with FDA guidance. Claims for RUOs and IUOs related to safety, effectiveness, or diagnostic utility or that it are intended for human clinical diagnostic or prognostic use are prohibited. In November 2013, the FDA issued guidance titled “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only—Guidance for Industry and Food and Drug Administration Staff.” This guidance sets forth the requirements to utilize such designations, labeling requirements and acceptable distribution practices, among other requirements. Mere placement of an RUO or IUO label on an in vitro diagnostic product does not render the device exempt from otherwise applicable clearance, approval or other requirements. The FDA may determine that the device is intended for use in clinical diagnosis based on other evidence, including how the device is marketed.

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

Healthcare Reform

The Protecting Access to Medicare Act of 2014 (“PAMA”), which was signed into law on April 1, 2014, significantly alters the current payment methodology under the Medicare Clinical Laboratory Fee Schedule, or CLFS. Under PAMA, beginning January 1, 2016, clinical laboratories must report laboratory test contracted payment data for each Medicare-covered clinical diagnostic laboratory test that it furnishes during a time period to be defined by future regulations, which we expect will cover the previous 12 months. The reported data must include the payment rate (reflecting all discounts, rebates, coupons and other price concessions) and the volume of each test that was paid by each contracted private payor (including health insurance issuers, group health plans, Medicare Advantage plans and Medicaid managed care organisations). Beginning in 2017, the Medicare payment rate for each clinical diagnostic lab test will be equal to the weighted median amount for the test from the most recent data collection period.

Other recent laws make changes impacting clinical laboratories, many of which have already gone into effect. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the Affordable Care Act (“ACA”), enacted in March 2010, among other things:

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

State and Federal Privacy and Security Laws

Under the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or collectively, HIPAA, the U.S. Department of Health and Human Services (“HHS”), has issued regulations to protect the privacy and security of individually identifiable health information, also known as protected health information (“PHI”), held, used or disclosed by health care providers, such as our reference laboratory, and other covered entities.

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

The ACA, among other things, also imposed new reporting requirements on manufacturers of certain devices, drugs and biologics for certain payments and transfers of value by them and in some cases their distributors to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

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

Organisational Structure

Trinity Biotech plc and its subsidiaries (“the Group”) is a manufacturer of diagnostic test kits and instrumentation for sale and distribution worldwide. Trinity Biotech’s executive offices are located at Bray, Ireland while its research and development, manufacturing and marketing activities are principally conducted at the following:

•	Trinity Biotech Manufacturing Limited, based in Bray, Ireland;

•	Trinity Biotech (USA), based in Jamestown, New York;

•	MarDx Diagnostics Inc, based in Carlsbad, California;

•	Primus Corporation, based in Kansas City;

•	Biopool US Inc, based in Jamestown, New York;

•	Immco Diagnostics Inc, based in Amherst and Buffalo, New York;

•	Nova Century Scientific Inc, based in Burlington, Canada;

•	Fiomi Diagnostics AB based in Uppsala; and

•	Trinity Biotech Brazil based in Sao Paulo.

The Group’s distributor of raw materials for the life sciences industry, Benen Trading Ltd (trading as Fitzgerald Industries), is based in Bray, Ireland and Acton, Massachusetts, USA.

For a more comprehensive schedule of the subsidiary undertakings of the Group please refer to Item 18, Note 31 to the consolidated financial statements.

Property, Plant and Equipment

Trinity Biotech has five manufacturing sites worldwide, four in the United States. (Buffalo and Jamestown, NY, Kansas City, MO and Carlsbad, CA), and one in Bray, Ireland, as well as a research and development facility in Uppsala, Sweden. The site in Uppsala currently has a manufacturing facility under construction. An additional facility is owned in Burlington, Canada which serves as a distribution centre and also carries out some research and development activities.

The U.S. and Irish facilities are each FDA registered and ISO certified facilities. As part of its ongoing commitment to quality, each Trinity Biotech facility was granted the latest ISO 9001: 2008 and ISO 13485: 2003 certification. This certification was granted by internationally recognised notified bodies. This serves as external verification that Trinity Biotech has established an effective quality system in accordance with an internationally recognised standard. By having an established quality system there is a presumption that Trinity Biotech will consistently manufacture products in a controlled manner. To achieve this certification, each Trinity Biotech facility performed an extensive review of the existing quality system and implemented any additional regulatory requirements.

Trinity Biotech has entered into a number of related party transactions with JRJ Investments (“JRJ”), a partnership currently owned by Mr O’Caoimh and Dr Walsh, directors of the Company, and directly with Mr O’Caoimh and Dr Walsh, to provide current and potential future needs for the Group’s manufacturing and research and development facilities, located in Bray, Ireland. In November 2004, Trinity Biotech entered into an agreement for a 25 year lease with JRJ, for 15,780 square feet of offices at an annual rent of €381,000 (US$423,000), payable from 2004. In December 2007, the Group entered into an agreement with Mr O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a total annual rent of €787,000 (US$874,000). See Item 7 – Major Shareholders and Related Party Transactions.

Trinity Biotech USA operates from a 25,610 square foot FDA and ISO 9001 approved facility in Jamestown, New York. The facility was purchased by Trinity Biotech USA in 1994. Additional warehousing space is also leased in Jamestown, New York at an annual rental charge of US$161,000.

MarDx operates from two facilities in Carlsbad, California. The first facility comprises 21,436 square feet and is the subject of a five year lease, renewed in 2015, at an annual rental cost of US$248,000. The second adjacent facility comprises 14,500 square feet and is the subject of a three year lease, renewed in 2015, at an annual rental cost of US$179,000.

Fiomi Diagnostics AB operates from a 15,500 square foot facility based in Uppsala, in Sweden. This facility is the subject of a 3 year operating lease. The annual rent on this facility is 2,924,000 SEK (US$348,000).

Immco Diagnostics Inc. operates from a 19,250 square foot facility and a 2,436 square foot facility in Buffalo, New York, subject to leases expiring in 2017. The annual rent for these facilities is US$559,000. An additional 5,120 square foot facility is owned in Burlington, Canada.

Trinity Biotech (UK) Ltd operated from a 20,000 square foot facility in Cambridge, UK and a 10,000 square foot facility in Newmarket, UK. The lease for the Cambridge facility expired in March, 2014, and the Newmarket facility was subject to a 3 month rolling lease and is now also expired. Trinity Biotech vacated both the Cambridge and Newmarket premises in 2014.

Additional office and factory space is leased by the Group in Ireland, Kansas City, Missouri, Acton, Massachusetts and Sao Paulo, Brazil at an annual cost of €115,000 (US$128,000), US$104,000, US$94,000 and US$19,000 respectively.

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

Uppsala, Sweden – this site is responsible for the R&D activities related to our cardiac products, and a manufacturing facility is also currently under construction here.

We are in material compliance with all environmental legislation, regulations and rules applicable in each jurisdiction in which we operate.

Capital expenditures and divestitures

Please refer to Item 18, Note 24 with regard to the acquisition of Immco Diagnostics Inc and the blood bank screening business in 2013.

Item 4A	Unresolved Staff Comments

Not applicable.

Item 5	Operating and Financial Review and Prospects

Operating Results

Trinity Biotech’s consolidated financial statements include the attributable results of Trinity Biotech plc and all its subsidiary undertakings collectively. This discussion covers the years ended December 31, 2015, December 31, 2014 and December 31, 2013, and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

Trinity Biotech has availed of the exemption under SEC rules to prepare consolidated financial statements without a reconciliation to U.S. generally accepted accounting principles (“U.S. GAAP”) as at and for the three year period ended December 31, 2015 as Trinity Biotech is a foreign private issuer and the financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

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

Our revenues are directly related to our ability to identify significant revenue-generating products while they are still in development and to bring them to market quickly and effectively. Efficient and productive research and development is crucial in this environment as we, like our competitors, search for effective and cost-efficient solutions to diagnostic problems. The growth in new technology will almost certainly have a fundamental effect on the diagnostics industry as a whole and upon our future development.

The comparability of our financial results for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 have been impacted by acquisitions made by the Group in three of the five years. There were no acquisitions made in 2015 or 2014. In 2013, the Group acquired 100% of the common stock of Immco Diagnostics Inc. Immco specialises in the development, manufacture and sale of autoimmune test kits on a worldwide basis. In 2013, the Group also acquired the blood bank screening business of Lab21 Ltd, a UK based company. The acquired business generates revenues from syphilis and malaria products. In 2012, the Group acquired 100% of the common stock of Fiomi Diagnostics AB. Fiomi is developing a range of point-of-care cardiac assays. In 2011, the Group acquired 100% of the common stock of Phoenix Bio-tech Corporation. Phoenix Bio-tech manufactures and sells products for the detection of syphilis.

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

Revenue Recognition

Goods sold and services rendered

Revenue from the sale of goods is recognised in the statement of operations when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from products is generally recorded as of the date of shipment, consistent with our typical ex-works shipping terms. Where the shipping terms do not permit revenue to be recognised as of the date of shipment, revenue is recognised when the Group has satisfied all of its obligations to the customer in accordance with the shipping terms.

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

At December 31, 2015 the carrying value of capitalised development costs was US$89,244,000 (2014: US$70,662,000) (see Item 18, Note 11 to the consolidated financial statements) of which US$31,084,000 relates to cardiac products developed by Fiomi Diagnostics. The increase in 2015 was mainly as a result of development costs of US$19,708,000 being capitalised. These additions were partially offset by amortisation of US$823,000.

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

The value-in-use calculations use cash flow projections based on the 2015 budget and projections for a further four years using projected revenue and cost growth rates of between 3% and 10%. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU.

The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, net cash flows, discount rates and the duration of the discounted cash flow model. The assumptions and estimates used were derived from a combination of internal and external factors based on historical experience. The pre-tax discount rates used range from 12% to 24% (2014: 12% to 24%). Post tax discount rates have been calculated using external inputs such as prevailing short and long term interest rates, a small stock premium, a stock beta and the corporate tax rates applicable to each CGU. The discount rates reflect the risk profile of each CGU. See Item 18, Note 11 to the consolidated financial statements for further information.

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and is particularly sensitive in the following areas;

•

In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, there would be no impairment loss recorded at December 31, 2015.

•

In the event there was a 10% increase in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be the following impairment losses recorded at December 31, 2015:

Theoretical Impairment loss US$000
Trinity Biotech Manufacturing Limited	1,808
Immco Diagnostics Inc.	1,287
Fiomi Diagnostics AB	3,473

Total	6,568

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write off inventory that has reached its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2015, 2014 or 2013 which would have an impact on the carrying values of inventory during those periods, except as discussed below.

At December 31, 2015 our allowance for slow moving and obsolete inventory was US$4,822,000 which represents approximately 12.1% of gross inventory value. This compares with US$4,636,000, or approximately 12.1% of gross inventory value, at December 31, 2014 and US$4,462,000, or approximately 13.1% of gross inventory value, at December 31, 2013 (see Item 18, Note 14 to the consolidated financial statements). The estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory has remained consistent between 2015 and 2014. In the case of raw materials and work in progress, the size of the provision has been based on expected future production of these products. Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$799,000 at December 31, 2015 (2014: US$763,000) (2013: US$683,000) would result.

Allowance for impairment of receivables

We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected. Given the specific manner in which the allowance is calculated, there were no material changes in estimates made during 2015, 2014 or 2013 which would have an impact on the carrying values of receivables in these periods. At December 31, 2015, the allowance was US$2,812,000 which represents approximately 2.8% of Group revenues. This compares with US$2,205,000 at December 31, 2014 which represented approximately 2.1% of Group revenues (see Item 18, Note 15 to the consolidated financial statements) and to US$2,150,000 at December 31, 2013 which represented approximately 2.4% of Group revenues. The increase in the allowance for impairment of receivables in the year ended December 31, 2015 was due to a general deterioration in the age of receivables. In the event that the estimate of impairment was to increase or decrease by 0.5% of Group revenues, which would represent a reasonably likely range of outcomes, then a change in the allowance of US$501,000 at December 31, 2015 (2014: US$524,000) (2013: US$456,000) would result.

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

Exchangeable notes and derivative financial instruments

The exchangeable notes are treated as a host debt instrument with embedded derivatives attached. On initial recognition, the host debt instrument is recognised at the residual value of the total net proceeds of the bond issue less fair value of the embedded derivatives. Subsequently, the host debt instrument is measured at amortised cost using the effective interest rate method.

The embedded derivatives are initially recognised at fair value and are restated at their fair value at each reporting date. The fair value changes of the embedded derivatives are recognised in the statement of operations. See Item 18, Note 22 to the consolidated financial statements for further information.

Impact of Recently Issued Accounting Pronouncements

The consolidated financial statements have been prepared in accordance with IFRS both as issued by the IASB and as subsequently adopted by the EU. The IFRS applied are those effective for accounting periods beginning 1 January 2015. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB.

These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. During 2015, the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) issued additional standards, interpretations and amendments to existing standards which are effective for periods starting after the date of these financial statements. A list of these additional standards, interpretations and amendments, and the potential impact on the financial statements of the Group, is outlined in Item 18, Note 1(xxviii).

Subsequent Events

On March 3, 2016, the Group announced that it was suspending the payment of dividends and would commence a share buyback program. Based on a resolution passed at its most recent annual general meeting (“AGM”), the Company is currently authorized to repurchase up to 10% of its own shares. The Company’s ability to buy back shares will be determined by available liquidity and general market conditions and will be carried out in accordance with applicable securities laws and regulations.

There are no other matters or circumstances that have arisen since the end of the year that have significantly affected or may significantly affect either:

•	The entity’s operations in future financial years;

•	The results of those operations in future financial years; or

•	The entity’s state of affairs in future financial years.

Results of Operations

Year ended December 31, 2015 compared to the year ended December 31, 2014

The following compares our results in the year ended December 31, 2015 to those of the year ended December 31, 2014 under IFRS. Our analysis is divided as follows:

1.	Overview

2.	Revenues

3.	Operating Profit

4.	Profit for the year

1. Overview

In 2015, revenues decreased from US$104.9 million in 2014 to US$100.2 million, representing a decrease of 4.5%. This reduction was mainly attributable to the impact of the strengthening US dollar on the Company’s foreign currency denominated revenues. In particular, the weakness of the Euro, Brazilian Real, Canadian dollar and Sterling resulted in a reduction in our US dollar denominated revenues. Other factors included lower Lyme sales due to weather related factors and unusually low HIV sales in Q2 2015. These were partly offset by underlying growth in Premier and Immco revenues for the year. Geographically, 62% of our sales were generated in the Americas, 23% in Africa/Asia and 15% in Europe.

The gross margin is 46.2% for 2015 compared to 48.0% in 2014. The reduction in gross margin is due to the strengthening US dollar, and lower Lyme and HIV sales. The operating profit is US$13.4 million for the year which compares to US$18.0 million for 2014. The decrease of US$4.5m in operating profit in 2015 is mainly attributable to the lower gross profit, higher Research & Development expenses and, in 2014, there was the release of a contingent consideration accrual of US$2.0 million. The contingent consideration accrual was written off in 2014 when the deadline for a milestone for Troponin I was not met and the deadline for a future milestone was not expected to be met.

In 2015, net financing income increased by US$9.4 million compared to 2014 due to the revaluation of elements of exchangeable notes issued in April 2015. The revaluation of embedded derivatives at fair value at 31 December 2015 resulted in a non-cash financial income of US$13.0 million. This was partly offset by interest on the exchangeable senior notes of US$3.9 million, of which US$0.5 million was the non-cash element.

Profit after tax for the year was US$21.8 million though this includes non-cash financial income of US$12.5 million recognised in relation to the exchangeable senior notes. Excluding this, profit after tax would have been US$9.3m compared with US$17.2m in 2014.

2. Revenues

The Group’s revenues consist of the sale of diagnostic kits and related instrumentation and the sale of raw materials to the life sciences industry. Revenues from the sale of the above products are generally recognised on the basis of shipment to customers. The Group ships its products on a variety of freight terms, including ex-works, carriage including freight (“CIF”) and free on board (“FOB”), depending on the specific terms agreed with customers. In cases where the Group ships on terms other than ex-works, the Group does not recognise the revenue until its obligations have been fulfilled in accordance with the shipping terms.

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

Revenues by Product Line

Trinity Biotech’s revenues for the year ended December 31, 2015 were US$100,195,000 compared to revenues of US$104,872,000 for the year ended December 31, 2014, which represents a decrease of US$4,677,000 or 4.5%. The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2015 US$’000	2014 US$’000	% Change
Revenues
Clinical Laboratory	73,576	77,240	(4.7%)
Point-of-Care	18,810	20,036	(6.1%)
Laboratory Services	7,809	7,596	2.8%

Total	100,195	104,872	(4.5%)

Clinical Laboratory

In 2015 Clinical Laboratory revenues decreased by US$3,664,000 which equates to a reduction of 4.7%.

This reduction was mainly attributable to the impact of the strengthening US dollar on the Company’s foreign currency denominated revenues. In particular, the weakness of the Euro, Brazilian Real, Canadian dollar and Sterling, all of which represent significant currencies in which the Company invoices sales, resulted in a reduction in our US dollar reported revenues. This was accentuated by weakness in the currencies of other countries such as Turkey, Russia and a number of South American countries where the Company invoices in US dollars. In such countries the dollar’s strength served to erode our competitiveness, which had a negative effect on our revenues. Other factors included lower Lyme disease sales due to weather related factors.

These were partly offset by underlying growth in Premier and Immco revenues for the year. Our sales prices tend to be relatively stable as we are unable to pass on sales price increases to our customers due to competitive factors.

Point-of-Care

Point-of-Care revenues decreased by US$1,226,000, which represents a reduction of 6.1%. Unlike Clinical Laboratory revenue, currency movements had a negligible impact on Point-of-Care revenues as a large proportion of sales are invoiced in US dollar. Revenues for our Unigold HIV test were US$17.2 million in 2015 compared to US$19.3 million in 2014. Sales prices were relatively stable during 2015 and the reduction in HIV revenues was due to lower sales volumes in Africa in Q2 2015, due to unusual ordering patterns. These revenues immediately rebounded in the third and fourth quarters to normal levels.

The decrease in HIV revenues was partly offset by growth in sales volumes of (a) newly-developed point-of-care tests for diseases such as streptococcus pneumonia and Legionella and (b) higher sales of our rapid syphilis test which received a CLIA waiver from the FDA in December 2014. The waiver allows the test to be performed by untrained healthcare workers in a variety of non-traditional laboratory sites such as emergency rooms, health department clinics, community-based organisations, physicians’ offices and other free standing counselling and testing locations in the U.S.

Laboratory Services

In 2015, Laboratory Services revenues increased by US$213,000 which equates to growth of 2.8%. The increase was attributable to the laboratory of Immco Diagnostics, which was acquired in 2013. The increase in laboratory service revenues was driven by the growing demand for autoimmune diagnostic testing in the U.S., with our Sjögrens Syndrome test continuing to be the highest in revenue terms.

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2015 US$‘000	2014 US$‘000	% Change
Revenues
Americas	62,421	61,142	2.1%
Asia/Africa	22,346	25,161	(11.2%)
Europe	15,428	18,569	(16.9%)

Total	100,195	104,872	(4.5%)

In the Americas, the 2.1% increase amounting to US$1,279,000 was primarily attributable to strong sales growth in our diabetes business in Brazil (although this was dampened by the weakness in the Brazilian currency), increased services revenues from our autoimmune laboratory in the U.S. and higher sales of our rapid syphilis test which received a CLIA waiver from the FDA in December 2014. These increases were partly offset by a reduction in sales of Lyme’s disease products and the negative impact of the strengthening of the US dollar on Canadian revenues.

Asia/Africa revenues decreased by 11.2%, or US$2,815,000 compared to 2014. The main reasons for this were the decrease in Unigold HIV revenue in Africa and lower sales of the Premier and Tri-stat analysers particularly in Asia.

Revenues in Europe decreased by US$3,141,000, or 16.9% compared to 2014. The decrease was almost entirely due to currency movements. The Euro/US dollar exchange rate weakened by 16.5% on average in 2015 compared to 2014, while the Sterling/US dollar exchange also deteriorated by 7.3% on average in 2015 compared to 2014.

For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.

3. Operating Profit

The following table sets forth the Group’s operating profit:

	Year ended December 31,
	2015 US$’000	2014 US$’000	% Change
Revenues	100,195	104,872	(4.5%)
Cost of sales	(53,950)	(54,525)	(1.1%)

Gross profit	46,245	50,347	(8.1%)
Other operating income	288	424	(32.1%)
Research & development	(5,069)	(4,291)	18.1%
SG&A expenses	(28,016)	(28,441)	(1.5%)

Operating profit	13,448	18,039	(25.5%)

Cost of sales and gross margin

Total cost of sales decreased by US$575,000 from US$54,525,000 for the year ended December 31, 2014 to US$53,950,000, for the year ended December 31, 2015, a decrease of 1.1%. The gross margin of 46.2% in 2015 compares to a gross margin of 48.0% in 2014.

The decrease in gross margin in 2015 is largely attributable to (a) the strengthening US dollar which contributed to a reduction in foreign currency denominated revenues and (b) lower sales of the high margin Lyme and HIV products.

Other operating income

Other operating income comprises rental income from sublet properties and income from the provision of services to Diagnostica Stago under Transition Services Agreements (“TSAs”). Other operating income decreased by US$136,000 from US$424,000 for the year ended December 31, 2014 to US$288,000, for the year ended December 31, 2014. The decrease is due to the strengthening US dollar against the Euro, the ending of TSA services being provided to Lab21 Ltd and the expiration of a rental sub lease.

Research and development expenses

Research and development expenditure recorded in the Statement of Operations increased from US$4,291,000 in 2014 to US$5,069,000 in 2015. The increase of US$778,000 was due to an increase in the technical support costs for our products partly offset by a) a reduction in Euro denominated costs due to the strengthening of the US dollar and b) the saving from the closure of the UK offices and the associated reduction in R&D headcount during 2014. For details of the Company’s various R&D projects see “Research and Products under Development” below.

Selling, General & Administrative expenses (“SG&A”)

Total SG&A expenses decreased by US$425,000 from US$28,441,000 for the year ended December 31, 2014 to US$28,016,000 for the year ended December 31, 2015.

The following table outlines the breakdown of SG&A expenses in 2015 compared to 2014.

	Year ended December 31,
	2015 US$’000	2014 US$’000	% Change
SG&A (excl. share-based payments and amortisation)	23,822	24,583	(3.1%)
Share-based payments	1,541	1,478	4.3%
Amortisation	2,653	2,380	11.5%

Total	28,016	28,441	(1.5%)

Selling General & Administrative Expenditure (excluding share-based payments and amortisation)

SG&A expenses excluding share-based payments and amortisation decreased from US$24,583,000 for the year ended December 31, 2014 to US$23,822,000 for the year ended December 31, 2015, which represents a decrease of 3.1%. The decrease of US$761,000 is mainly attributable to the impact of the strengthening US dollar on SG&A costs denominated in Euro, Brazilian Real, Canadian Dollar and and Sterling. This was partly offset by a non-recurring credit in 2014 being the release of a contingent consideration accrual of US$1,956,000. The contingent consideration was payable to the previous owners of Fiomi Diagnostics on the expected timing of certain development milestones for a Troponin I assay. The reversal of the contingent consideration liability reduced the SG&A costs in 2014 and occurred when the deadline for a milestone was not met and the deadline for a future milestone was not expected to be met.

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

The Group recorded a total share-based payments charge of US$1,550,000 (2014: US$1,496,000). The increase of US$54,000 in the total share-based payments expense is due to the granting of share options to key employees during 2015. The total charge is shown in the following expense headings in the statement of operations: US$9,000 (2014: US$18,000) was charged against cost of sales and US$1,541,000 (2014: US$1,478,000) was charged against selling, general & administrative expenses.

For further details refer to Item 18, Note 18 to the consolidated financial statements.

Amortisation

Amortisation increased from US$2,380,000 for the year ended December 31, 2014 to US$2,653,000 for the year ended December 31, 2015. The increase of US$273,000 is due to the commencement of amortisation for several internally developed products which were launched during 2015.

4. Profit for the year

The following table sets forth selected statement of operations data for each of the periods indicated.

	Year ended December 31,
	2015 US$‘000	2014 US$‘000	% Change
Operating profit	13,448	18,039	(25.5%)
Net financing income	9,428	28	33571.4%
Profit before tax	22,876	18,067	26.6%
Income tax expense	(1,080)	(853)	26.6%

Profit of the year	21,796	17,214	26.6%

Net Financing income

Net financing income was US$9,428,000 for year-end December 31, 2015 compared to US$28,000 in 2014. Financial expenses increased by US$3,994,000 to US$4,063,000 mainly due to the interest expense for exchangeable senior notes issued in 2015. Financial income increased from US$97,000 for the year-end December 31, 2014 to US$13,491,000 in 2015 due to the revaluation of embedded derivatives at fair value at 31 December 2015 and the increase in bank deposit interest due to the higher cash on hand.

Taxation

The Group recorded a tax charge of US$1,080,000 for the year ended December 31, 2015 compared to US$853,000 for the year ended December 31, 2014. The 2015 tax charge comprises US$627,000 of current tax charge and US$453,000 of deferred tax charge. The effective tax rate for the year (which excludes the impact of non-cash financial income) was 10.4%. This low effective rate of tax is due to the competitive corporation tax rate in Ireland and the availability of research and development tax credits in a number of jurisdictions. For further details on the Group’s tax charge please refer to Item 18, Note 8 and Note 12 to the consolidated financial statements.

Profit for the year

The profit for the year amounted to US$21,796,000, which represents an increase of US$4,582,000 when compared to US$17,214,000 in 2014, representing an increase of 26.6%. Excluding the non-cash financial income, profit after tax would have been US$9,315,000 compared with US$17,214,000 in 2014.

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

6. Revenues

The Group’s revenues consist of the sale of diagnostic kits and related instrumentation and the sale of raw materials to the life sciences industry. Revenues from the sale of the above products are generally recognised on the basis of shipment to customers. The Group ships its products on a variety of freight terms, including ex-works, CIF and FOB, depending on the specific terms agreed with customers. In cases where the Group ships on terms other than ex-works, the Group does not recognise the revenue until its obligations have been fulfilled in accordance with the shipping terms.

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

The following table outlines the breakdown of SG&A expenses in 2014 compared to 2013.

	Year ended December 31,
	2014 US$’000	2013 US$’000	% Change
SG&A (excl. share-based payments and amortisation)	24,583	29,186	(15.8%)
Share-based payments	1,478	1,978	(25.3%)
Amortisation	2,380	1,902	25.1%

Total	28,441	33,066	(14.0%)

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

Amortisation

Amortisation increased from US$1,902,000 for the year ended December 31, 2013 to US$2,380,000 for the year ended December 31, 2014. The increase of US$478,000 is due to a full year’s amortisation charge on intangibles acquired in 2013 as part of the Immco Diagnostics and blood bank screening acquisitions. For further details of these business combinations refer to Item 18, Note 24 to the consolidated financial statements.

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

Liquidity and Capital Resources

Financing

The Group entered into finance lease arrangements with Allied Irish Bank during 2015. The Group has no other bank borrowings. During 2015, the Group issued US$115,000,000 of exchangeable senior notes which will mature on April 1, 2045, subject to earlier repurchase, redemption or exchange. The notes are senior unsecured obligations and accrue interest at an annual rate of 4%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2015. Management intends to use the net proceeds from the exchangeable senior notes for potential future acquisitions and for general corporate purposes, which may include continued product development and commercialization.

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

Cash management

As at December 31, 2015, Trinity Biotech’s consolidated cash and cash equivalents were US$101,953,000. This compares to cash and cash equivalents of US$9,102,000 at December 31, 2014.

Cash generated from operations for the year ended December 31, 2015 amounted to US$13,518,000 (2014: US$15,690,000), a decrease of US$2,172,000. The decrease in cash generated from operations of US$2,172,000 is attributable to a decrease in operating cash flows before changes in working capital of US$327,000 in addition to an increase in working capital outflows of US$1,845,000. The decrease in operating cash flows before changes in working capital of US$327,000 is primarily driven by the decrease in operating profit during the current financial year. The working capital outflow increase, when compared to the prior year, is partly due to the increase in the cash outflows for trade and other receivables of US$43,000 and increase in cash outflows of US$3,953,000 for trade and other payables. This has been offset partially by the decrease in cash outflows from inventories, when compared to the prior year, of US$2,151,000. The cash generated from operations was attributable to an operating profit of US$13,448,000 (2014: US$18,039,000), as adjusted for non cash items of US$6,507,000 (2014: US$2,243,000) plus cash outflows due to changes in working capital of US$6,437,000 (2014: cash outflows of US$4,592,000).

The increase in other non-cash charges from US$2,243,000 for the year ended December 31, 2014 to US$6,507,000 for the year ended December 31, 2015 is mainly attributable to increases in depreciation and amortisation of US$874,000 and US$273,000 respectively. In addition to this, non-cash items in 2014 included a reduction of US$2,057,000 in the estimated contingent consideration payable relating to the acquisition of Fiomi Diagnostics AB, which did not reoccur in 2015.

The net cash outflows in 2015 due to changes in working capital of US$6,437,000 are due to the following:

•	An increase in trade and other receivables of US$772,000 due to the increase, year on year, in the debtors days number;

•	An increase in inventory of US$2,336,000 due to the strategic build up of certain inventory items during the course of the year; and

•	A decrease in trade and other payables balance of US$3,329,000 due to timing of payments.

Net interest received amounted to US$101,000 (2014: US$96,000). This included interest received of US$135,000 (2014: US$96,000) on the Group’s cash deposits.

Net cash outflows from investing activities for the year ended December 31, 2015 amounted to US$27,698,000 (2014: outflows of US$27,756,000) which were principally made up as follows:

•

Payments to acquire intangible assets of US$19,492,000 (2014: US$19,486,000), which principally related to development expenditure capitalised as part of the Group’s on-going product development activities; and

•

Acquisition of property, plant and equipment of US$7,094,000 (2014: US$8,270,000) incurred as part of the Group’s investment programme for its manufacturing and distribution activities, and placement of instruments.

•	There were no acquisitions of subsidiaries in 2015 or 2014.

Net cash inflows from financing activities for the year ended December 31, 2015 amounted to US$107,520,000 (2014: US$1,427,000). This inflow is primarily due to the issuance of US$115,000,000 of exchangeable notes in the year, partially offset by related fees of US$4,471,000, and interest payments of US$2,198,000. Proceeds from sale and leaseback of equipment in 2015 were US$1,489,000 (2014:Nil), with repayments of US$138,000 in the year. The main area of cash outflow from financing activities for the year was the annual dividend payment of US$5,099,000 (2014: US$5,029,000). Other cash outflows included expenses paid in connection with share issues of US$6,000 (2014: US$40,000). These outflows were partially offset by the receipt of US$2,943,000 from the issue of ordinary shares in 2015 (2014: US$3,642,000). Ordinary shares issued in 2015 and 2014 are as a result of share options exercised during the course of the year.

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

Contractual obligations

The following table summarises our minimum contractual obligations and commercial commitments, including interest, as of December 31, 2015:

	Payments due by Period
Contractual Obligations	Total US$’000	less than 1 year US$’000	1-3 Years US$’000	4-5 Years US$’000	more than 5 years US$’000
Exchangeable note	115,000	—	—	—	115,000
Exchangeable note interest	135,700	4,600	13,800	9,200	108,100
Operating lease obligations	23,311	2,869	4,202	3,100	13,140
Finance lease obligations	1,453	325	974	154	—

Total	275,464	7,794	18,976	12,454	236,240

In the past, Trinity Biotech incurred debt and raised equity to pursue its policy of growth through acquisition. However, since the divestiture of the Coagulation product line in 2010, the Group has eliminated bank debt and has adequate cash resources. The Group raised US$110,529,000 (net of fees) during 2015 through the issuance of exchangeable loan notes (see Item 18, Note 22 for further information). The Group intends to grow organically for the foreseeable future and Trinity Biotech believes that it will have sufficient funds to meet its capital commitments and continue existing operations in to the future, in excess of 12 months. If the Group was to make a large and unanticipated cash outlay, the Group would have further funding requirements which could be met through access to equity and debt markets.

Impact of Currency Fluctuation

Trinity Biotech’s revenue and expenses are affected by fluctuations in currency exchange rates especially the exchange rate between the US Dollar and the Euro, Swedish Kroner, the Brazilian Real and Canadian Dollar. Trinity Biotech’s revenues are primarily denominated in US Dollars and its expenses are incurred principally in US Dollars, Euro, Swedish Kroner and Brazilian Real. The weakening of the US Dollar could have an adverse impact on future profitability. Management are actively seeking to reduce the mismatch in this regard to mitigate this risk. The revenues and costs incurred by US subsidiaries are denominated in US Dollars.

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

Leases with Related Parties

The Group has entered into lease arrangements for premises in Ireland with JRJ Investments (“JRJ”), a partnership currently owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech plc, and directly with Mr O’Caoimh and Dr Walsh. When entering into the lease arrangements, independent valuers have advised Trinity Biotech that the rent fixed with respect to these leases represents a fair market rent. Details of these leases with related parties are set out in Item 4 “Information on the Company”, Item 7 “Major Shareholders and Related Party Transactions” and Item 18, Note 26 to the consolidated financial statements.

Research & Development (“R&D”) carried out by third parties

Certain R&D activities of the Group have been outsourced to third parties. These activities are carried out in the normal course of business with these companies.

During 2015, a number of individuals acted as third party consultants and contractors; working principally on the Troponin I and Premier projects. The total amount paid to these R&D consultants and contractors in 2015 was US$381,000 (2014: US$994,000).

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

Principal Development Projects

The following table sets forth for each of Trinity Biotech’s main development projects, the costs incurred during each period presented and the cumulative costs incurred as at 31 December 2015:

	2015	2014	Total project costs to December 31, 2015
Product Name	US$’000	US$’000	US$’000
Troponin I assay and reader	7,779	3,370	23,397
Premier Instrument for Haemoglobin A1c testing	2,887	3,375	22,010
HIV 1/2 rapid screening test	1,039	587	1,747
Cardiac analyser	974	423	1,397
Brain Natriuretic Peptide (BNP) assay	686	4,400	6,290
US Striped Lyme	667	684	1,603
Enhanced TPHA/CMV	617	347	964
Malaria Point-of-Care screening test	576	485	1,084
Uni-Gold test enhancement	575	675	1,250
Tri-stat Point-of-Care instrument	465	689	6,502

The costs in the foregoing table mainly comprise the cost of internal resources, such as the payroll costs for the development teams and attributable overheads. The remainder mainly comprises materials, consumables, regulatory trial and third party consultants’ costs.

The following table sets forth the estimated cost to complete each of the main development projects which were underway in 2015. The total estimated completion costs are anticipated to be incurred evenly up to the completion date of the relevant project.

	Total estimated cost to complete	Estimated date for completion
Product Name	US$’000
Premier Instrument for Haemoglobin A1c testing	6,100	2017
P24 antigen assay	1,200	2017
Brain Natriuretic Peptide (BNP) assay	1,200	2017
TPHA enhancement	1,200	2017
D-Dimer development	900	2016
Tri-stat Point-of-Care instrument	800	2017
Syphilis Rapid Point-of-Care test	800	2017
Troponin I assay and reader	600	2016
Fuce C	600	2019
Cardiac analyser	600	2017
IgM Captia	500	2017
US Striped Lyme	500	2017
Malaria Point-of-Care screening test	500	2016
HIV 1/2 rapid screening test	400	2016

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

The following is a description of the principal projects which are currently being undertaken by the research and development groups within Trinity Biotech:

Emergency Medicine Development Group

During 2012, Trinity Biotech acquired Fiomi Diagnostics AB, a Swedish-based company which was founded to develop diagnostic tests for the point of care cardiac market. Trinity Biotech has developed a point of care test for Troponin I, which is a recognised marker for detecting acute myocardial infarctions. The technology, which uses micro-pillar technology, is capable of providing extremely sensitive, highly reproducible, quantitative, multiplexed results which give more accurate results than the established point-of-care tests currently in the market.

CE marking for this product was received in January 2014, and an application for FDA clearance was submitted in December 2015. Using the same platform, the company has developed a test for BNP which is a marker for heart failure. CE marking for this product was received in 2014 with clinical trials expected to be completed in mid-2016. The point-of-care cardiac market is currently estimated to be US$1 billion.

In the CE marking trials our Troponin I product exhibited sensitivity rates with a detection of 19ng/L of whole blood and a CV of 10% at 36ng/L, which corresponds to the 99th percentile of the reference population. Time zero sensitivity was shown to be 60%.

Clinical Performance

In December 2015, the Troponin I product was submitted for FDA review following the collection of clinical data from 14 geographically dispersed locations across the U.S. Time zero whole blood sensitivity was 66% with corresponding specificity of 94%.

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

Point-of-Care Development Group

During 2010, Trinity Biotech commissioned and staffed a new POC product development unit at its Carlsbad, California facility. This facility has been equipped with state-of-the-art POC assay development equipment and Trinity Biotech has commenced development of a portfolio of point-of-care / lateral flow infectious disease tests. Initial tests include an enteric panel of assays for the detection of giardia, cryptosporidium and C. difficile antigens in human stool samples. Trinity Biotech is also developing tests for the detection of H. pylori antigen, HIV and malaria, and a next-generation Lyme confirmatory test. Trinity Biotech is currently in the process of obtaining regulatory approvals for these tests with approvals anticipated in 2016.

Trend Information

For information on trends in future operating expenses and capital resources, see “Results of Operations” and “Liquidity and Capital Resources” under Item 5.

Item 6     Directors, Senior Management and Employees

Directors

Name	Age	Title
Ronan O’Caoimh	60	Chairman and Chief Executive Officer
Jim Walsh, PhD	57	Director
Denis R. Burger, PhD	72	Non Executive Director
Peter Coyne	56	Non Executive Director
Clint Severson	67	Non Executive Director
James D. Merselis	62	Non Executive Director

Executive Officer
Kevin Tansley	45	Chief Financial Officer & Company Secretary

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

Jim Walsh, PhD, Executive Director, initially joined Trinity Biotech in October 1995 as Chief Operations Officer. Dr Walsh resigned from the role of Chief Operations Officer in 2007 to become a Non Executive Director of the Company. In October, 2010 Dr Walsh rejoined the company as Chief Scientific Officer. Dr Walsh resigned from this position in 2015 and continues as Business Development Director. Prior to joining Trinity Biotech, Dr Walsh was Managing Director of Cambridge Diagnostics Ireland Limited (“CDIL”). He was employed with CDIL since 1987. Before joining CDIL he worked with Fleming GmbH as Research & Development Manager. Dr Walsh holds a PhD in Chemistry from University College Galway.

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

Peter Coyne, Non-executive director, joined the board of Trinity Biotech in November 2001 as a non-executive director. Mr Coyne trained as a chartered accountant in the Corporate Financial Services practice of Arthur Andersen & Co. Mr Coyne was previously a director of AIB Corporate Finance and has extensive experience of advising boards on mergers and acquisitions and corporate strategy. Mr Coyne is a consultant with VISION Consulting, an international consulting firm delivering breakthrough solutions in customer service and leadership development. Mr Coyne is a non-executive director of Ark Life Assurance Company Limited. Mr. Coyne holds a bachelor of engineering degree from University College Dublin, is a fellow of the Institute of Chartered Accountants in Ireland and is a CEDR Accredited Mediator.

Clint Severson, Non-executive director, joined the board of Trinity Biotech in November 2008 as a non-executive director. Mr Severson is currently Chairman and CEO of Abaxis Inc., a NASDAQ traded diagnostics company based in Union City, California. From February 1989 to May 1996, Mr Severson served as President and Chief Executive Officer of MAST Immunosystems, Inc., a privately-held medical diagnostic company and to date he has accumulated over 40 years experience in the medical diagnostics industry. Mr Severson is also on the board of Response Biomedical and Cutera.

James D. Merselis, Non-executive director, joined the board of Trinity Biotech in February 2009. He is currently a non-executive director of Biosensia Ltd; a point-of-care diagnostics company located in Dublin, Ireland, Kypha Inc.; a St. Louis, Missouri based diagnostic company focused on Complement assays in the diagnosis and management of patients with inflammatory diseases and Abram Scientific Inc.; a coagulation diagnostics company located in Palo Alto, California. Mr Merselis has forty years experience in healthcare, including twenty-two years at Boehringer Mannheim Diagnostics (now Roche Diagnostics). Mr Merselis has led a number of healthcare diagnostic start-ups. From 2002 to 2007, he served as President and CEO of HemoSense, Inc., a point-of-care diagnostics company providing patients and physicians with rapid test results to help manage the risk of stroke with the use of Warfarin or Coumadin. During this time he successfully took the company public (NASDAQ:HEM) followed two years later by its acquisition by Alere (NYSE:ALR). His leadership at other start-ups has included: Nexus Dx (now Samsung), Alverix, Inc. (now Becton Dickenson), and Micronics, Inc. (now SONY).

Kevin Tansley, Chief Financial Officer, joined Trinity Biotech in March 2003 and was appointed Chief Financial Officer and Secretary to the Board of Directors in November 2007. Mr Tansley trained as a chartered accountant in the Corporate Financial Services practice of Arthur Andersen & Co. Prior to joining Trinity Biotech in 2003, Mr Tansley held a number of financial positions in the Irish electricity utility ESB. Mr Tansley holds a Masters of Accounting from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.

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

Total directors and non-executive directors’ remuneration, excluding pension, for the year ended December 31, 2015 amounted to US$1,596,000. The pension charge for the year amounted to US$23,000. See Item 18, Note 5 to the consolidated financial statements. The split of directors’ remuneration set out by director is detailed in the table below:

Executive Director	Salary/ Benefits US$’000	Performance related bonus US$’000	Defined contribution pension US$’000	Total 2015 US$’000	Total 2014 US$’000
Ronan O’Caoimh[1]	671	178	—	849	949
Rory Nealon[2]	—	—	—	—	523
Jim Walsh[3]	255	91	23	369	588

	926	269	23	1,218	2,060

[1]	Includes payments made to Darnick Company
[2]	Rory Nealon resigned from the board of directors on November 15, 2014
[3]	Includes payments made to Diagnostic Polymers, a company wholly-owned by Jim Walsh and members of his immediate family.

Non-executive Director	Fees US$’000	Total 2015 US$’000	Total 2014 US$’000
Denis R. Burger	100	100	96
Peter Coyne	100	100	96
James Merselis	100	100	94
Clint Severson	100	100	94

	400	400	380

Chief Financial Officer & Company Secretary	Salary/ Benefits US$’000	Performance related bonus US$’000	Defined contribution pension US$’000	Total 2015 US$’000	Total 2014 US$’000
Kevin Tansley	380	109	38	527	573

As at December 31, 2015 there was no accrual by the Company to provide pension, retirement or similar benefits for the directors (2014: NIL).

The total share-based compensation expense recognised in the consolidated statement of operations in 2015 in respect of options granted to both executive and non-executive directors and the Company Secretary amounted to US$1,694,000. See Item 18, Note 5 to the consolidated financial statements.

There were no ‘A’ share options granted to the directors or the Company Secretary during 2015. 1,700,000 ‘A’ share options (equivalent to 425,000 ADS options) were granted to the directors and the Company Secretary during 2014.

In addition, see Item 7 – Major Shareholders and Related Party Transactions for further information on the compensation of Directors and Officers.

Directors’ Service Contracts

The Company has entered into service contracts with its Executive Directors and Officers. These contracts contain certain termination provisions which are summarised below.

On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by an agreement with Darnick Company, a company wholly-owned by members of Mr O’Caoimh’s immediate family. Pursuant to the agreement, Darnick Company will provide the Company with the services of Mr O’Caoimh as Chief Executive Officer. The agreement contains certain non-competition and confidentiality provisions. The term of the agreement will continue until such time as it is terminated by either party, subject to the Company providing one year’s notice. Where termination occurs within 12 months of a change of control of the Company, two year’s notice will apply. Darnick Company may terminate the agreement on six months’ notice. Mr O’Caoimh remains as Chairman of the Board of Directors.

Under the terms of his service contract, Kevin Tansley, Chief Financial Officer, is entitled to 12 months salary and benefits in the event of termination by the Company. Where termination arises within 12 months of a change in control of the Company, Mr. Tansley is entitled to 18 months salary and benefits.

Under the terms of his service contract, Jim Walsh, Director, is entitled to 12 months salary and benefits in the event of termination by the Company. Where termination arises within 12 months of a change in control of the Company, Dr Walsh is entitled to 18 months salary and benefits.

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

The Board of Directors has established Audit, Remuneration and Compensation Committees. The Remuneration and Compensation Committee consists of Dr Denis Burger (committee chairman and senior non executive director), Mr Peter Coyne, Mr Clint Severson and Mr James Merselis. This Committee is responsible for approving executive directors’ remuneration including bonuses and share option grants. The Audit Committee reviews the Group’s annual and interim financial statements and reviews reports on the effectiveness of the Group’s internal controls. It also appoints the external auditors, reviews the scope and results of the external audit and monitors the relationship with the auditors. The Audit Committee comprises two of the four independent non-executive directors of the Group, Mr Peter Coyne (Committee Chairman) and Mr James Merselis. The Compensation Committee currently comprises Mr Ronan O’Caoimh (Committee Chairman) and Dr Jim Walsh. The Board of Directors administers the Employee Share Option Plan. The Board determines the exercise price and the term of the options. Individual option grants of less than 30,000 ‘A’ ordinary shares (7,500 ADRs) are approved by the Compensation Committee. Options granted to the members of the Compensation Committee are approved by the Remuneration Committee and share options granted to non-executive directors are decided by the other members of the board.

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

Employees

As of December 31, 2015, Trinity Biotech had 568 employees (2014: 545) consisting of 68 research scientists and technicians, 336 manufacturing and quality assurance employees, and 164 finance, administration, sales and marketing staff (2014: 69 research scientists and technicians, 337 manufacturing and quality assurance employees, and 139 finance, administration, sales and marketing staff). Trinity Biotech’s future hiring levels will depend on the growth of revenues.

The geographic spread of the Group’s employees is as follows: 351 in our U.S. operations, 155 in Bray, Ireland, 40 in Uppsala, Sweden, 2 in the UK and 20 in Sao Paulo, Brazil.

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

The exercise price of options is determined by the Board of Directors. The term of an option will be determined by the Board, provided that the term may not exceed ten years from the date of grant. Option grants up to 30,000 ‘A’ ordinary shares (7,500 ADRs) are administered by the Compensation Committee. The Committee will also determine the exercise price and term of these options. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with Trinity Biotech (or one year after such termination because of death or disability) except where a longer period is approved by the board of directors.

Under certain circumstances involving a change in control of Trinity Biotech, the Committee may accelerate the exercisability and termination of options.

As of February 29, 2016, 7,715,000 (1,928,750 ADS equivalent) of the options outstanding were held by the directors and Company Secretary of Trinity Biotech as follows:

Director/Company Secretary	Number of Options ‘A’ Shares	Number of Options ADS Equivalent	Exercise Price (Per ‘A’ Share)		Exercise Price (Per ADS)	Expiration Date of Options
Ronan O’Caoimh	800,000 800,000 800,000 800,000	200,000 200,000 200,000 200,000	US$ US$ US$ US$	2.52 4.21 4.23 2.43	US$10.09 US$16.85 US$16.90 US$9.73	7 March 2019 24 May 2020 5 December 2021 24 February 2023
Denis Burger	60,000 60,000 60,000	15,000 15,000 15,000	US$ US$ US$	4.21 4.23 2.43	US$16.85 US$16.90 US$9.73	24 May 2020 5 December 2021 24 February 2023
Jim Walsh	15,000 100,000 500,000 500,000 160,000 160,000	3,750 25,000 125,000 125,000 40,000 40,000	US$ US$ US$ US$ US$ US$	1.52 1.57 2.52 4.21 4.23 2.43	US$6.07 US$6.26 US$10.09 US$16.85 US$16.90 US$9.73	21 May 2017 4 October 2017 7 March 2019 24 May 2020 5 December 2021 24 February 2023
Peter Coyne	60,000 60,000 60,000 60,000 60,000 60,000	15,000 15,000 15,000 15,000 15,000 15,000	US$ US$ US$ US$ US$ US$	0.66 1.52 2.52 4.21 4.23 2.43	US$2.63 US$6.07 US$10.09 US$16.85 US$16.90 US$9.73	8 May 2016 21 May 2017 7 March 2019 24 May 2020 5 December 2021 24 February 2023
Clint Severson	20,000 40,000 60,000 60,000	5,000 10,000 15,000 15,000	US$ US$ US$ US$	2.52 4.21 4.23 2.43	US$10.09 US$16.85 US$16.90 US$9.73	7 March 2019 24 May 2020 5 December 2021 24 February 2023
James Merselis	15,000 40,000 60,000 60,000 60,000	3,750 10,000 15,000 15,000 15,000	US$ US$ US$ US$ US$	1.52 2.52 4.21 4.23 2.43	US$6.07 US$10.09 US$16.85 US$16.90 US$9.73	21 May 2017 7 March 2019 24 May 2020 5 December 2021 24 February 2023
Kevin Tansley	125,000 500,000 500,000 500,000 500,000	31,250 125,000 125,000 125,000 125,000	US$ US$ US$ US$ US$	1.52 2.52 4.21 4.23 2.43	US$6.07 US$10.09 US$16.85 US$16.90 US$9.73	21 May 2017 7 March 2019 24 May 2020 5 December 2021 24 February 2023

As of February 29, 2016 the following total options were outstanding:

	Number of ‘A’ Ordinary Shares Subject to Option	Range of Exercise Price per Ordinary Share		Range of Exercise Price per ADS
Total options outstanding	9,858,452	US$	0.66-US$4.47	US$	2.63-US$17.88

As of February 29, 2016 there were no warrants to purchase ‘A’ Ordinary Shares in the Company outstanding.

Item 7     Major Shareholders and Related Party Transactions

As of February 29, 2016 Trinity Biotech has outstanding 95,840,138 ‘A’ Ordinary shares. Such totals exclude 8,158,452 shares issuable upon the exercise of outstanding options and warrants.

The following table sets forth, as of February 29, 2016, the Trinity Biotech ‘A’ Ordinary Shares beneficially held by (i) each person believed by Trinity Biotech to beneficially hold 5% or more of such shares, (ii) each director and the Company Secretary of Trinity Biotech, and (iii) all directors and the Company Secretary as a group.

Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated. The Group is not controlled by another corporation or government.

	Number of ‘A’ Ordinary Shares Beneficially Owned		Number of ADSs Beneficially Owned	Percentage ‘A’ Ordinary Shares (8)	Percentage Total Voting Power
Robeco Investment Management Inc	6,359,840		1,589,960	6.0%	6.0%
Janus Capital Management LLC	5,718,724		1,429,681	5.4%	5.4%
Paradice Investment Management LLC	5,493,428		1,373,357	5.2%	5.2%
Ronan O’Caoimh	6,837,496	(1)	1,709,374	6.5%	6.5%
Jim Walsh	2,828,612	(2)	707,153	2.7%	2.7%
Denis Burger	212,000	(3)	53,000	0.2%	0.2%
Peter Coyne	365,600	(4)	91,400	0.3%	0.3%
Clint Severson	468,000	(5)	117,000	0.4%	0.4%
James Merselis	423,600	(6)	105,900	0.4%	0.4%
Kevin Tansley	2,275,000	(7)	568,750	2.2%	2.2%
Directors & Co. Secretary as a group (7 persons)	13,410,308	(1)(2)(3)(4)(5)(6)(7)	3,352,577	12.7%	12.7%

(1)	Includes 3,200,000 ‘A’ Ordinary shares issuable upon exercise of options.
(2)	Includes 1,435,000 ‘A’ Ordinary shares issuable upon exercise of options. Note that 1,200,000 ‘A’ Ordinary shares (300,000 ADSs) of Dr Walsh’s shares are held in trust for the benefit of Dr Walsh’s immediate family.
(3)	Includes 180,000 ‘A’ Ordinary shares issuable upon exercise of options.
(4)	Includes 360,000 ‘A’ Ordinary shares issuable upon exercise of options.
(5)	Includes 180,000 ‘A’ Ordinary shares issuable upon exercise of options.
(6)	Includes 235,000 ‘A’ Ordinary shares issuable upon exercise of options.
(7)	Includes 2,125,000 ‘A’ Ordinary shares issuable upon exercise of options.
(8)	Percentage ‘A’ Ordinary shares is based upon total outstanding ‘A’ Ordinary shares and total number of shares issuable upon exercise of options.

Related Party Transactions

The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech, and directly with Mr O’Caoimh and Dr Walsh, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland.

In November 2002, the Group entered into an agreement for a 25 year lease with JRJ for offices that have been constructed adjacent to its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$423,000) is payable from January 1, 2004. There was a rent review performed on this premises in 2009 and further to this review, there was no change to the annual rental charge.

In December 2007, the Group entered into an agreement with Mr. O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a total annual rent of €787,000 (US$874,000).

At the time, independent valuers advised the Group that the rent in respect of each of the leases represents a fair market rent.

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe at the time that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises.

Darnick Company is wholly-owned by members of Mr. O’Caoimh’s immediate family. On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by a management agreement with Darnick Company. Pursuant to the agreement, Darnick Company will provide Trinity Biotech with the services of Mr O’Caoimh as Chief Executive Officer. In 2015, the Group paid US$766,000 to Darnick Company in respect of compensation for provision of CEO services. There is no balance payable to or receivable from Darnick Company as at December 31, 2015.

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

There were no director loans advanced during 2015 and there were no loan balances payable to or receivable from directors at January 1, 2015 and at December 31, 2015. At December 31, 2015, there was US$161,000 receivable by the Group relating to the exercise of share options by the Company Secretary.

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

The amount of payments to Rayville included in compensation expense was US$Nil for 2015, 2014 and 2013. There were no dividends payable to Rayville Limited as at December 31, 2015, 2014 or 2013.

Item 8    Financial Information

Legal Proceedings

In 2008 Trinity Biotech filed a civil suit with a New York court against the former shareholders of Primus Corporation. Trinity Biotech claimed that the defendants unjustly received an overpayment of US$512,000 based on the fraudulent and wrongful calculation of the earnout payable to the shareholders of Primus Corporation. Trinity Biotech also alleged that one of the former shareholders, Mr Thomas Reidy, failed to return stock certificates and collateral pledged by Trinity Biotech as security for the payment of a US$3 million promissory note given to the defendants by Trinity Biotech as part of compensation under the share purchase agreement for acquiring Primus. During 2009, all of the defendants with the exception of Mr. Reidy settled the legal action. The US District Court, Southern District of New York granted a judgment against Mr. Reidy ordering him to pay Trinity damages of US$200,000 plus interest and to return stock certificates and collateral pledged by Trinity Biotech as security for the payment of the US$3 million promissory note. Mr Reidy has paid Trinity Biotech US$5,000 to date.

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

The Group’s ‘A’ Ordinary Shares were also listed and traded on the Irish Stock Exchange until November 2007, whereby the Company de-listed from the Irish Stock Exchange. The Group’s depository bank for ADSs is The Bank of New York Mellon. On February 29, 2016, the reported closing sale price of the ADSs was US$9.81 per ADS. The following tables set forth the range of quoted high and low sale prices of Trinity Biotech’s ADSs for (a) the years ended December 31, 2011, 2012, 2013, 2014 and 2015; (b) the quarters ended March 31, June 30, September 30 and December 31, 2014; March 31, June 30, September 30 and December 31, 2015; and (c) the months of March, April, May, June, July, August, September, October, November and December 2015 and January and February 2016 as reported on NASDAQ. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

ADSs

Year Ended December 31	High		Low
2011	US$	11.00	US$	8.00
2012	US$	15.75	US$	8.81
2013	US$	25.63	US$	14.30
2014	US$	28.06	US$	14.00
2015	US$	20.24	US$	10.74

ADSs

2014	High		Low
Quarter ended March 31	US$	28.06	US$	22.58
Quarter ended June 30	US$	26.00	US$	22.53
Quarter ended September 30	US$	24.00	US$	18.15
Quarter ended December 31	US$	18.49	US$	14.00

ADSs

2015	High		Low
Quarter ended March 31	US$	20.24	US$	17.00
Quarter ended June 30	US$	19.35	US$	15.43
Quarter ended September 30	US$	19.03	US$	11.00
Quarter ended December 31	US$	13.28	US$	10.74

ADSs

Month Ended	High		Low
March 31, 2015	US$	19.69	US$	17.65
April 30, 2015	US$	19.35	US$	16.62
May 31, 2015	US$	17.45	US$	15.43
June 30, 2015	US$	18.65	US$	16.75
July 31, 2015	US$	19.03	US$	16.12
August 31, 2015	US$	18.55	US$	15.17
September 30, 2015	US$	15.25	US$	11.00
October 31, 2015	US$	13.24	US$	10.83
November 30, 2015	US$	13.28	US$	11.26
December 31, 2015	US$	12.39	US$	10.74
January 31, 2016	US$	11.93	US$	10.19
February 29, 2016	US$	10.74	US$	9.20

The number of record holders of Trinity Biotech’s ADSs as at February 29, 2016 amounts to 545, inclusive of those brokerage firms and/or clearing houses holding Trinity Biotech’s securities for their clients (with each such brokerage house and/or clearing house being considered as one holder).

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

A director may enter into a contract and be interested in any contract or proposed contract with the Company either as vendor, purchaser or otherwise and shall not be liable to account for any profit made by him resulting therefrom provided that he has first disclosed the nature of his interest in such a contract at a meeting of the board as required by Section 231 of the Irish Companies Act 2014. Generally, a director must not vote in respect of any contract or arrangement or any proposal in which he has a material interest (otherwise than by virtue of his holding of shares or debentures or other securities in or through the Company). In addition, a director shall not be counted in the quorum at a meeting in relation to any resolution from which he is barred from voting.

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

Rights, Preferences and Restrictions Attaching to Shares

The Company may, subject to the provisions of the Irish Companies Act 2014, issue any share on the terms that it is, or at the option of the Company is to be liable, to be redeemed on such terms and in such manner as the Company may determine by special resolution.

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

Calling of AGMs and EGMs of Shareholders

The Company must hold a general meeting as its annual general meeting each year. Not more than 15 months can elapse between annual general meetings. The annual general meetings are held at such time and place as the directors determine and all other general meetings are called extraordinary general meetings. Every general meeting shall be held in the Republic of Ireland unless all of the members entitled to attend and vote at such meeting consent in writing to it being held elsewhere or a resolution providing that it be held elsewhere was passed at the preceding annual general meeting. The directors may at any time call an extraordinary general meeting and such meetings may also be convened on such requisition, or in default may be convened by such requisitions, as is provided by the Irish Companies Act 2014.

In the case of an annual general meeting or a meeting at which a special resolution is proposed, 21 clear days’ notice of the meeting is required and in any other case seven clear days’ notice is required. Notice must be given in writing to all members and to the auditors in accordance with the Articles of Association and must state the details specified in the Articles of Association. A general meeting (other than one at which a special resolution is to be proposed) may be called on shorter notice subject to the agreement of the auditors and all members entitled to attend and vote at it. In certain circumstances provided for in the Irish Companies Act 2014, extended notice of a general meeting is required. These include a meeting at which a resolution for the removal of a director before the expiration of his term of office is proposed.

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

Irish Law

Pursuant to Irish law, Trinity Biotech must maintain a register of its shareholders. This register is open to inspection by shareholders free of charge and to any member of the public on payment of a small fee. The books containing the minutes of proceedings of any general meeting of Trinity Biotech are required to be kept at the registered office of the Company and are open to the inspection of any member without charge. Minutes of meetings of the Board of Directors are not open to scrutiny by shareholders. Trinity Biotech is obliged to keep proper accounting records. The shareholders have no statutory right to inspect the accounting records. The only financial records, which are open to the shareholders, are the financial statements, which are sent to shareholders with the annual report. Irish law also obliges Trinity Biotech to file information relating to certain events within the Company (changes to share rights, changes to the Board of Directors). This information is filed with the Companies Registration Office (the “CRO”) in Dublin and is open to public inspection. The Articles of Association of Trinity Biotech permit ordinary shareholders to approve corporate matters in writing provided that it is signed by all the members for the time being entitled to vote and attend at general meeting. Ordinary shareholders are entitled to call a meeting by way of a requisition. The requisition must be signed by ordinary shareholders holding not less than one-tenth of the paid up capital of the Company carrying the right of voting at general meetings of the Company. Trinity Biotech is generally permitted, subject to company law, to issue shares with preferential rights, including preferential rights as to voting, dividends or rights to a return of capital on a winding up of the Company. Any shareholder who complains that the affairs of the Company are being conducted or that the powers of the directors of the Company are being exercised in a manner oppressive to him or any of the shareholders (including himself), or in disregard of his or their interests as shareholders, may apply to the Irish courts for relief. Shareholders have no right to maintain proceedings in respect of wrongs done to the Company.

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

Please refer to Item 18, Note 24 for further information.

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

U.S. Federal Income Tax Consequences to U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that generally would apply with respect to the ownership and disposition of Trinity Biotech ADSs, in the case of a holder of such ADSs who is a U.S. Holder (as defined below) and who holds the ADSs as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. For the purposes of this summary, a U.S. Holder is: an individual who is a citizen or a resident of the United States; a corporation created or organised in or under the laws of the United States or any political subdivision thereof; an estate whose income is subject to U.S. federal income tax regardless of its source; or a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Passive Foreign Investment Company

For U.S. federal income tax purposes, a foreign corporation is treated as a “passive foreign investment company” (or “PFIC”) in any taxable year in which, after taking into account the income and assets of the corporation and certain of its subsidiaries pursuant to the applicable “look through” rules, either (1) at least 75% of the corporation’s gross income is passive income or (2) at least 50% of the average value of the corporation’s assets is attributable to assets that produce passive income or are held for the production of passive income. Based on the nature of its present business operations, assets and income, Trinity Biotech believes that for the year 2015, it is not a PFIC. However, no assurance can be given that changes will not occur in Trinity Biotech’s business operations, assets and income that might cause it to be treated as a PFIC at some future time.

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

In 2011, the Board decided that it was an appropriate time to commence a dividend policy for the first time in the Company’s history. The payment of a dividend is generally subject to dividend withholding tax (“DWT”) at the standard rate of income tax in force at the time the dividend is paid, currently 20%. Under current legislation, where DWT applies, Trinity Biotech will be responsible for withholding it at source.

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

Individual Irish Holders will be subject to income tax on the gross amount of any dividend (that is the amount of the dividend received plus any DWT withheld), at their marginal rate of income tax, currently either 20% or 40% depending on the individual’s circumstances, excluding Pay Related Social Insurance (“PRSI”) and the Universal Social Charge (“USC”). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of DWT withheld. Individual Irish Holders may, depending on their circumstances, also be subject to the Irish USC of up to 8%, with a further 3% surcharge also arising on certain income in excess of €100,000) and a PRSI contribution of up to 4% in respect of their dividend income.

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

•

a corporation that is not resident in Ireland and which is ultimately controlled by persons resident in the U.S. (or certain other countries with which Ireland has a double taxation treaty), with such person or persons not under the control of persons who are not so resident; or

•

a corporation that is not resident in Ireland and the principal class of whose shares (or its 75% parent’s principal class of shares) is substantially or regularly traded on a recognised stock exchange; or

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

Special DWT arrangements are available in the case of shares in Irish companies held by U.S. resident holders through American depository banks using ADSs where such banks enter into intermediary agreements with the Irish Revenue Commissioners and are viewed as qualifying intermediaries under Irish Tax legislation. Under such agreements, American depository banks who receive dividends from Irish companies and pay the dividends on to the U.S. resident ADS holders are allowed to receive and pass on a dividend from the Irish company on a gross basis (without any withholding) if:

•	the recipient is the direct beneficial owner of the shares, and

•	the depository bank’s ADS register shows that the direct beneficial owner of the dividends has a U.S. address on the register, and

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

Disposals of Ordinary Shares or ADSs

Irish Holders that acquire ordinary shares or ADSs will generally be considered, for Irish tax purposes, to have acquired their ordinary shares or ADSs at a base cost equal to the amount paid for the ordinary shares or ADSs. On subsequent dispositions, ordinary shares or ADSs acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a “first in first out” basis before ordinary shares or ADSs acquired at a later time. Irish Holders that dispose of their ordinary shares or ADSs will be subject to Irish capital gains tax (“CGT”) to the extent that the proceeds realised from such disposition exceed the indexed base cost of the ordinary shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 33% and this applies to disposals made on or after 6 December 2012. Indexation of the base cost of the ordinary shares or ADSs is available up to 31 December 2002, and only in respect of ordinary shares or ADSs held for more than 12 months prior to their disposal.

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

U.S. Holders will not be subject to Irish CGT on the disposal of ordinary shares or ADSs provided that such ordinary shares or ADSs are quoted on a stock exchange at the time of disposition. The stock exchange for this purpose is the Nasdaq National Market (“NASDAQ”). While it is our intention to continue the quotation of ADSs on NASDAQ, no assurances can be given in this regard.

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

Transfers of ordinary shares from the Depositary or the Depositary’s custodian upon surrender of ADSs for the purposes of withdrawing the underlying ordinary shares from the ADS system, and transfers of ordinary shares to the Depositary or the Depositary’s custodian for the purposes of transferring ordinary shares onto the ADS system, will be stampable at the ad valorem rate of 1% of the value of the shares transferred if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of ordinary shares. Such transfers will be exempt from Irish stamp duty if the transfer does not relate to or involve any change in the beneficial ownership in the underlying ordinary shares and the transfer form contains the appropriate certification. The person accountable for the payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for consideration less than the market value, both parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty may result in liability for interest, penalties, surcharge and fines.

Dividend Policy

In 2011, the Board decided that it was an appropriate time to pay a dividend for the first time in the Company’s history. The Board proposed a final dividend of 22 cents per ADS in respect of the 2014 financial year and this proposal was approved by the shareholders at the 2015 Annual General Meeting of the Company and subsequently paid during the course of 2015. A dividend of 22 cents per ADS was approved and paid in 2014, in respect of the 2014 financial year. A dividend of 20 cents per ADS was approved and paid in 2013, in respect of the 2012 financial year. A dividend of 15 cents per ADS was approved and paid in 2012, in respect of the 2011 financial year. A dividend of 10 cents per ADS was approved and paid in 2011, in respect of the 2010 financial year. Dividends or other distributions are declared and paid in US Dollars. Any future cash dividends will depend upon the Company’s results of operations, financial condition, cash requirements, availability of surplus and such other factors as the Board of Directors may deem relevant, and will be subject to approval by the Company’s shareholders. Accordingly, there can be no assurance that a dividend will be declared each year or that, if a dividend is declared, it will be comparable with the one declared the previous year. In March 2016, the Company announced that it was suspending its dividend and that a share buyback program would be commenced.

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

Trinity Biotech estimates that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Group is exposed, without making any allowance for the potential impact of such a rise on exchange rates, would be an increase in the profit before tax for 2015 by approximately 4.7%.

Exchange rate sensitivity

At year-end 2015, approximately 13.6% of the Group’s US$213,892,000 net worth (shareholders’ equity) was denominated in currencies other than the US Dollar, principally the Euro, Canadian Dollar, Swedish Kroner and Brazilian Real.

A strengthening or weakening of the US Dollar by 10% against all the other currencies in which the Group operates, would have the approximate effect of reducing or increasing the Group’s 2015 year-end net worth by US$2,914,000.

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

At December 31, 2015 Group borrowings were at fixed rates of interest and consisted of US Dollar denominated exchangeable notes and Euro denominated finance leases. At December 31, 2015 year-end borrowings totalled US$92,827,000 at interest rates ranging from 4.00% to 4.59%. At December 31, 2014, 2013 and 2012 the Group had no borrowings. At December 31, 2011 Group borrowings were at fixed rates of interest and consisted entirely of Euro denominated finance leases. At December 31, 2011 year-end borrowings totalled US$108,000, at interest rates ranging from 5.02% to 5.29%—see Item 18, Note 27.

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$1,020,000 (2014: US$91,000) and would not affect the interest expense in 2015 or 2014; resulting in an increase in interest income of US$1,020,000 (2014: US$91,000).

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro, Swedish Kroner and Brazilian Real denominated expenses as a result of the movement in the exchange rate between the US Dollar and those currencies. Arising from this, where considered necessary, the Group periodically pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered Euro, Kroner and Real expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro, Kroner or Real forecasted transactions. These forward contracts normally have maturities of less than one year after the balance sheet date. There were no forward contracts in place as at 31 December, 2015.

The Group had foreign currency denominated cash balances equivalent to US$1,683,000 at December 31, 2015 (2014: US$2,073,000).

Item 12	Description of Securities Other than Equity Securities

Fees and Charges Payable by ADS Holders

The table below summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, to our depositary, The Bank of New York Mellon, pursuant to the deposit agreement (filed with the SEC on January 15, 2004 as an exhibit to our Form F-6, registration no. 333-111946) and the types of services and the amount of the fees or charges paid for such services. The actual fees payable by Trinity Biotech and the holders of ADSs are negotiated between Trinity Biotech and the depositary. In connection with these arrangements, Trinity Biotech has agreed to pay various fees and expenses of the depositary. Trinity Biotech will pay any fee chargeable upon the issuance of ADSs in connection with the exchange of the notes. Currently, ADS holders are responsible for paying a fee upon the delivery of ordinary shares against the surrender of ADSs.

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

Evaluation of Disclosure Controls and Procedures

The Group’s disclosure and control procedures are designed so that information required to be disclosed in reports filed or submitted under the Securities Exchange Act 1934 is prepared and reported on a timely basis and communicated to management, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934 as of the end of the period covered by this Form 20-F. The Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were effective as of December 31, 2015.

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

Management has assessed the effectiveness of internal control over financial reporting based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2015.

Our auditor, Grant Thornton, an independent registered public accounting firm, has issued an attestation report on the Group’s internal control over financial reporting as of December 31, 2015 (see Item 18).

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

	Year ended December 31, 2015		Year ended December 31, 2014
	US$’000%		US$’000%
Audit	492	82%	457	88%
Audit-related	66	11%	5	1%
Tax	42	7%	55	11%

Total	600		517

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

16 E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 3, 2011 the Company announced its intention to commence a Share Buyback Program for the first time in the Company’s history. Under the authority given by the passing of Resolution 6 at the 2012 AGM, the maximum number of shares that may yet be purchased by Trinity Biotech or on the Group’s behalf at December 31, 2015 was 7,244,556 (1,811,139 ADSs) (2014: 7,244,556 (1,811,139 ADSs)).

2015 Share Buyback

There were no shares purchased by Trinity Biotech or on the Group’s behalf in the year ended December 31, 2015 (2014: Nil).

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

Item 18     Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Trinity Biotech plc

We have audited the internal control over financial reporting of Trinity Biotech plc and subsidiaries (the “Company”) as of December 31, 2015, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting (“Management’s Report”). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2015, and our report dated April 8, 2016 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON

Dublin, Ireland

April 8, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Trinity Biotech plc

We have audited the accompanying consolidated statements of financial position of Trinity Biotech plc and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trinity Biotech plc and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 8, 2016, expressed an unqualified opinion.

/s/ GRANT THORNTON

Dublin, Ireland

April 8, 2016

CONSOLIDATED STATEMENT OF OPERATIONS

		Year ended December 31
	Notes	2015 Total US$‘000	2014 Total US$‘000	2013 Total US$‘000
Revenues	2	100,195	104,872	91,216
Cost of sales		(53,950)	(54,525)	(45,996)

Gross profit		46,245	50,347	45,220
Other operating income	4	288	424	532
Research and development expenses		(5,069)	(4,291)	(3,691)
Selling, general and administrative expenses		(28,016)	(28,441)	(33,066)

Operating profit		13,448	18,039	8,995
Financial income	2, 3	13,491	97	1,276
Financial expenses	2, 3	(4,063)	(69)	(51)

Net financing income		9,428	28	1,225

Profit before tax	5	22,876	18,067	10,220
Total income tax expense	2, 8	(1,080)	(853)	(574)

Profit for the year (all attributable to owners of the parent)	2	21,796	17,214	9,646

Basic earnings per ADS (US Dollars)	9	0.94	0.76	0.44
Diluted earnings per ADS (US Dollars)	9	0.46	0.73	0.41

Basic earnings per ‘A’ ordinary share (US Dollars)	9	0.24	0.19	0.11
Diluted earnings per ‘A’ ordinary share (US Dollars)	9	0.12	0.18	0.10

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31
	Notes	2015 US$‘000	2014 US$‘000	2013 US$‘000
Profit for the year	2	21,796	17,214	9,646
Other comprehensive income
Items that will be reclassified subsequently to profit or loss
Foreign exchange translation differences		(4,872)	(4,359)	194

Other comprehensive income		(4,872)	(4,359)	194

Total Comprehensive Income (all attributable to owners of the parent)		16,924	12,855	9,840

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31
	Notes	2015 US$‘000	2014 US$‘000
ASSETS
Non-current assets
Property, plant and equipment	10	20,659	17,877
Goodwill and intangible assets	11	161,358	145,024
Deferred tax assets	12	12,792	9,798
Derivative financial instruments	22	4,690	—
Other assets	13	954	1,194

Total non-current assets		200,453	173,893

Current assets
Inventories	14	35,125	33,516
Trade and other receivables	15	25,602	25,976
Income tax receivable		550	351
Cash and cash equivalents	16	101,953	9,102

Total current assets		163,230	68,945

TOTAL ASSETS	2	363,683	242,838

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	17	1,209	1,192
Share premium	17	15,526	12,422
Treasury Shares	17	(7,367)	(7,367)
Accumulated surplus	17	209,426	190,755
Translation reserve	17	(9,454)	(4,582)
Other reserves	17	4,552	4,552

Total equity		213,892	196,972

Current liabilities
Income tax payable		1,163	785
Trade and other payables	19	18,636	21,197
Provisions	20	75	75
Finance lease liabilities	23	271	—

Total current liabilities		20,145	22,057

Non-current liabilities
Other payables	21	1,051	2,370
Borrowings	22	91,514	—
Derivative financial instruments	22	11,220	—
Finance lease liabilities	23	1,042	—
Deferred tax liabilities	12	24,819	21,439

Total non-current liabilities		129,646	23,809

TOTAL LIABILITIES	2	149,791	45,866

TOTAL EQUITY AND LIABILITIES		363,683	242,838

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

					Other reserves
	Share capital ‘A’ ordinary shares US$’000	Share premium US$’000	Treasury Shares US$’000	Translation reserve US$’000	Warrant reserve US$’000	Hedging reserves US$’000	Accumulated surplus US$’000	Total US$’000
Balance at January 1, 2013	1,134	5,138	(7,367)	(417)	4,529	23	166,340	169,380
Profit for the period	—	—	—	—	—	—	9,646	9,646
Other comprehensive income	—	—	—	194	—	—	—	194

Total comprehensive income	—	—	—	194	—	—	9,646	9,840
Share-based payments (Note 18)	—	—	—	—	—	—	3,303	3,303
Options or warrants exercised	36	3,626	—	—	—	—	—	3,662
Share issue expenses	—	(32)	—	—	—	—	—	(32)
Shares or options issued as consideration	—	110	—	—	—	—	1,121	1,231
Dividends	—	—	—	—	—	—	(4,373)	(4,373)

Balance at December 31, 2013	1,170	8,842	(7,367)	(223)	4,529	23	176,037	183,011

Balance at January 1, 2014	1,170	8,842	(7,367)	(223)	4,529	23	176,037	183,011
Profit for the period	—	—	—	—	—	—	17,214	17,214
Other comprehensive income	—	—	—	(4,359)	—	—	—	(4,359)

Total comprehensive income	—	—	—	(4,359)	—	—	17,214	12,855
Share-based payments (Note 18)	—	—	—	—	—	—	2,533	2,533
Options or warrants exercised	22	3,620	—	—	—	—	—	3,642
Share issue expenses	—	(40)	—	—	—	—	—	(40)
Dividends (Note 28)	—	—	—	—	—	—	(5,029)	(5,029)

Balance at December 31, 2014	1,192	12,422	(7,367)	(4,582)	4,529	23	190,755	196,972

Balance at January 1, 2015	1,192	12,422	(7,367)	(4,582)	4,529	23	190,755	196,972
Profit for the period	—	—	—	—	—	—	21,796	21,796
Other comprehensive income	—	—	—	(4,872)	—	—	—	(4,872)

Total comprehensive income	—	—	—	(4,872)	—	—	21,796	16,924
Share-based payments (Note 18)	—	—	—	—	—	—	1,974	1,974
Options or warrants exercised	17	3,110	—	—	—	—	—	3,127
Share issue expenses	—	(6)	—	—	—	—	—	(6)
Dividends (Note 28)	—	—	—	—	—	—	(5,099)	(5,099)

Balance at December 31, 2015	1,209	15,526	(7,367)	(9,454)	4,529	23	209,426	213,892

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	Notes	2015 US$‘000	2014 US$‘000	2013 US$‘000
Cash flows from operating activities
Profit for the year		21,796	17,214	9,646
Adjustments to reconcile net profit to cash provided by operating activities:
Depreciation	5	2,989	2,115	1,688
Amortisation	5, 11	2,653	2,380	1,902
Income tax expense	8	1,080	853	574
Financial income	3	(13,491)	(97)	(1,276)
Financial expense	3	4,063	69	51
Share-based payments	18	1,550	1,496	2,014
Foreign exchange (gains)/losses on operating cash flows		(2,115)	(308)	46
Loss on disposal or retirement of property, plant and equipment	5	15	—	1
Licence fees	19, 21	—	—	4,135
Movement in inventory provision	14	852	496	(41)
Other non-cash items		563	(3,936)	1,061

Operating cash flows before changes in working capital		19,955	20,282	19,801
Increase in trade and other receivables		(772)	(729)	(7,032)
Increase in inventories		(2,336)	(4,487)	(7,258)
(Decrease) / Increase in trade and other payables		(3,329)	624	3,255

Cash generated from operations		13,518	15,690	8,766
Interest paid		(34)	—	—
Interest received		135	96	1,292
Income taxes (paid) / refunded		(463)	273	(701)

Net cash generated by operating activities		13,156	16,059	9,357

Cash flows from investing activities
Payments to acquire intangible assets		(19,492)	(19,486)	(18,687)
Acquisition of property, plant and equipment		(7,094)	(8,270)	(4,489)
Licence fees	19, 21	(1,112)	—	—
Payments to acquire subsidiaries		—	—	(39,424)
Cash received with acquired subsidiary		—	—	1,407

Net cash used in investing activities		(27,698)	(27,756)	(61,193)

Cash flows from financing activities
Proceeds from issue of ordinary share capital	17	2,943	3,642	3,662
Expenses paid in connection with share issue and debt financing		(6)	(40)	(87)
Dividends paid to equity holders of the parent	28	(5,099)	(5,029)	(4,373)
Proceeds from issuance of exchangeable notes	22	115,000	—	—
Fees relating to issuance of exchangeable notes	22	(4,471)	—	—
Interest payment on exchangeable notes	22	(2,198)	—	—
Proceeds from new finance leases		1,489	—	—
Payment of finance lease liabilities		(138)	—	—

Net cash generated by / (used in) financing activities		107,520	(1,427)	(798)

Increase / (Decrease) in cash and cash equivalents		92,978	(13,124)	(52,634)
Effects of exchange rate movements on cash held		(127)	(91)	4
Cash and cash equivalents at beginning of year		9,102	22,317	74,947

Cash and cash equivalents at end of year	16	101,953	9,102	22,317

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc (“the Company”) and its subsidiaries (“the Group”) are set out below.

i)	General information

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

ii)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). The IFRS applied are those effective for accounting periods beginning 1 January 2015. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

iii)	Basis of preparation

The consolidated financial statements have been prepared in United States Dollars (US$), rounded to the nearest thousand, under the historical cost basis of accounting, except for derivative financial instruments, certain balances arising on acquisition of subsidiary entities and share-based payments which are initially recorded at fair value. Derivative financial instruments are also subsequently carried at fair value.

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

Having considered the Group’s current financial position and cashflow projections, the directors believe that the Group will be able to continue in operational existence for at least the next 12 months from the date of approval of these consolidated financial statements and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. The accounting policies have been applied consistently by all Group entities.

iv)	Basis of consolidation

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Transactions eliminated on consolidation

Intra-group balances and any unrealised gains or losses or income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

v)	Property, plant and equipment

Owned assets

Items of property, plant and equipment are stated at cost less any accumulated depreciation and any impairment losses (see Note 1(ix)). The cost of self-constructed assets includes the cost of materials, direct labour and attributable overheads. It is not Group policy to revalue any items of property, plant and equipment.

Depreciation is charged to the statement of operations on a straight-line basis to write-off the cost of the assets over their expected useful lives as follows:

• Leasehold improvements	5-15 years

• Buildings	50 years

• Office equipment and fittings	10 years

• Computer equipment	3-5 years

• Plant and equipment	5-15 years

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

Depreciation is calculated in order to write-off the amounts capitalised over the estimated useful lives of the assets, or the lease term if shorter, by equal annual instalments. The excess of the total rentals under a lease over the amount capitalised is treated as interest, which is charged to the statement of operations in proportion to the amount outstanding under the lease. Leased assets are reviewed for impairment (see Note 1(ix)).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

vi)	Business combinations

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

vii)	Goodwill

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

At the acquisition date, any goodwill is allocated to each of the cash generating units expected to benefit from the combination’s synergies. Following initial recognition, goodwill is stated at cost less any accumulated impairment losses (see Note 1(ix)).

viii)	Intangibles, including research and development (other than goodwill)

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

Intangible assets acquired as part of a business combination are capitalised separately from goodwill if the intangible asset meets the definition of an asset and the fair value can be reliably measured on initial recognition. Subsequent to initial recognition, these intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses (Note 1(ix)). Intangible assets with definite useful lives are reviewed for indicators of impairment annually while intangible assets with indefinite useful lives and those not yet brought into use are tested for impairment annually, either individually or at the cash generating unit level.

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

DECEMBER 31, 2015

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

All other development expenditure is expensed as incurred. Subsequent to initial recognition, the capitalised development expenditure is carried at cost less any accumulated amortisation and any accumulated impairment losses (Note 1(ix)).

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the statement of operations as an expense as incurred.

Expenditure on internally generated goodwill and brands is recognised in the statement of operations as an expense as incurred.

Amortisation

Amortisation is charged to the statement of operations on a straight-line basis over the estimated useful lives of intangible assets, unless such lives are indefinite. Intangible assets are amortised from the date they are available for use in its intended market. The estimated useful lives are as follows:

• Capitalised development costs	15 years

• Patents and licences	6-15 years

• Other (including acquired customer and supplier lists)	6-15 years

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

Useful lives are examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ix)	Impairment

The carrying amount of the Group’s assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount (being the greater of fair value less costs to sell and value in use) is assessed at each balance sheet date.

Fair value less costs to sell is defined as the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties, less the costs that would be incurred on disposal. Value in use is defined as the present value of the future cash flows expected to be derived through the continued use of an asset or cash-generating unit. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not yet been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities and income tax. For an asset that does not generate largely independent cash flows, the recoverable amount is determined by reference to the cash generating unit to which the asset belongs.

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash generating unit level. The goodwill and indefinite-lived assets were reviewed for impairment at December 31, 2014 and December 31, 2015. See Note 11.

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

x)	Inventories

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

The Group provides for inventory, based on estimates of the expected realisability. The estimated realisability is evaluated on a case-by-case basis and any inventory that is approaching its “use-by” date and for which no further re-processing can be performed is written off. Any reversal of an inventory provision is recognised in the statement of operations in the year in which the reversal occurs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xi)	Trade and other receivables

Trade receivables are amounts due from customers for products sold or services provided in the ordinary course of business. Trade and other receivables are stated at their amortised cost less impairment losses incurred. Cost approximates fair value given the short term nature of these assets.

xii)	Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade and other payables are stated at cost. Cost approximates fair value given the short term nature of these liabilities.

xiii)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short-term deposits which are readily available at year-end. Deposits with maturities greater than six months are recognised as short-term investments and are carried at fair value. The Group has no short-term bank overdraft facilities. Where restrictions are imposed by third parties, such as lending institutions, on cash balances held by the Group these are treated as financial assets in the financial statements.

xiv)	Share-based payments

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

The share options issued by the Group are not subject to market-based vesting conditions as defined in IFRS 2, Share-based Payment. Non-market vesting conditions are not taken into account when estimating the fair value of share options as at the grant date; such conditions are taken into account through adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognised equates to the number of equity instruments that actually vest. The expense in the statement of operations in relation to share options represents the product of the total number of options anticipated to vest and the fair value of those options; this amount is allocated to accounting periods on a straight-line basis over the vesting period. Given that the performance conditions underlying the Group’s share options are non-market in nature, the cumulative charge to the statement of operations is only reversed where the performance condition is not met or where an employee in receipt of share options relinquishes service prior to completion of the expected vesting period. Share based payments, to the extent they relate to direct labour involved in development activities, are capitalised, see Note 1(viii).

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. The Group does not operate any cash-settled share-based payment schemes or share-based payment transactions with cash alternatives as defined in IFRS 2.

xv)	Government grants

Grants that compensate the Group for expenses incurred such as research and development, employment and training are recognised as income in the statement of operations on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognised in the statement of operations as other operating income on a systematic basis over the useful life of the asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xvi)	Revenue recognition

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

The Group leases instruments under operating and finance leases as part of its business. In cases where the risks and rewards of ownership of the instrument pass to the customer, the fair value of the instrument is recognised as revenue at the commencement of the lease and is matched by the related cost of sale. In the case of operating leases of instruments which typically involve commitments by the customer to pay a fee per test run on the instruments, revenue is recognised on the basis of customer usage of the instruments. See also Note 1(v).

Other operating income

Rental income from sub-leasing premises under operating leases, where the risks and rewards of the premises remain with the lessor, is recognised in the statement of operations as other operating income on a straight-line basis over the term of the lease.

Other income also comprises income recognised under Transitional Services Agreements (TSA) with Lab21 Ltd and Diagnostica Stago. As part of the acquisition of the blood bank screening business in July 2013 from Lab21 Ltd, the Group entered into a TSA. The services provided by the Group to Lab21 Ltd under the TSA comprise of mainly facilities and information technology. As part of the divestiture of the Coagulation product line in April 2010, the Group entered into a TSA. The services provided by the Group to Stago under the TSA comprise canteen services. This income has not been treated as revenue since the TSA activities are incidental to the main revenue-generating activities of the Group.

xvii)	Employee benefits

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xviii)	Foreign currency

A majority of the revenue of the Group is generated in US Dollars. The Group’s management has determined that the US Dollar is the primary currency of the economic environment in which the Company and its subsidiaries (with the exception of the Group’s subsidiaries in Sweden, Brazil and Canada) principally operate. Thus the functional currency of the Company and its subsidiaries (other than the Swedish, Brazilian and Canadian subsidiaries) is the US Dollar. The functional currency of the Swedish subsidiary is the Swedish Kroner, the functional currency of the Brazilian entity is the Brazilian Real, and the functional currency of the Canadian subsidiary is the Canadian Dollar. The presentation currency of the Company and Group is the US Dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. The resulting gains and losses are included in the statement of operations. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

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

Where Euro, Brazilian Real, Canadian Dollar or Swedish Kroner amounts have been referenced in this document, their corresponding US Dollar equivalent has also been included and these equivalents have been calculated with reference to the foreign exchange rates prevailing at December 31, 2015.

xix)	Hedging

The activities of the Group expose it primarily to changes in foreign exchange rates and interest rates. The Group uses derivative financial instruments, from time to time, such as forward foreign exchange contracts to hedge these exposures.

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

xx)	Exchangeable notes and derivative financial instruments

The exchangeable notes are treated as a host debt instrument with embedded derivatives attached. On initial recognition, the host debt instrument is recognised at the residual value of the total net proceeds of the bond issue less fair value of the embedded derivatives. Subsequently, the host debt instrument is measured at amortised cost using the effective interest rate method.

The embedded derivatives are initially recognised at fair value and are restated at their fair value at each reporting date. The fair value changes of the embedded derivatives are recognised in the statement of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xxi)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

xxii)	Tax (current and deferred)

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the statement of operations except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax represents the expected tax payable (or recoverable) on the taxable profit for the year using tax rates enacted or substantively enacted at the balance sheet date in the countries where the company and its subsidiaries operate and generate income, and taking into account any adjustments stemming from prior years.

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

xxiii)	Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

xxiv)	Cost of sales

Cost of sales comprises product cost including manufacturing and payroll costs, quality control, shipping, handling, and packaging costs and the cost of services provided.

xxv)	Finance income and costs

Financing expenses comprise interest costs payable on leases and exchangeable notes. Interest payable on finance leases is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Financing expenses also includes the financing element of long term liabilities which have been discounted.

Finance income includes interest income on deposits and is recognised in the statement of operations as it accrues, using the effective interest method. Finance income also includes fair value adjustments to embedded derivatives associated with exchangeable notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xxv)	Treasury shares

When the Group purchases its own equity instruments (treasury shares), the costs, including any directly attributable incremental costs, are deducted from equity. No gain or loss is recognised in the statement of operations on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognised in share premium. Voting rights related to treasury shares are nullified for the Group and no dividends are allocated to them.

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

The IASB and IFRIC have issued additional standards and interpretations which are effective for periods starting after January 1, 2015, all of which have not yet been adopted by the EU. The following standards and interpretations have yet to be adopted by the Group:

International Financial Reporting Standards (IFRS/IAS)		Effective date
IAS 1	Presentation of Financial Statements (Amendment)	January 1, 2016 (not yet adopted by the EU)
IAS 7	Statement of Cash Flows (Amendment)	January 1, 2017 (not yet adopted by the EU)
IAS 12	Income Taxes (Amendment)	January 1, 2017 (not yet adopted by the EU)
IAS 19	Employee Benefits (Amendment)	January 1, 2016 (not yet adopted by the EU)
IAS 27	Separate Financial Statements (Amendment)	January 1, 2016 (not yet adopted by the EU)
IAS 28	Investments in Associates and Joint Ventures (Amendment)	January 1, 2016 (not yet adopted by the EU)
IAS 38	Intangible Assets (Amendment)	January 1, 2016 (not yet adopted by the EU)
IFRS 7	Financial Instruments Disclosures (Amendment)	January 1, 2016 (not yet adopted by the EU)
IFRS 9	Financial Instruments – Classification and Measurement	January 1, 2018 (not yet adopted by the EU)
IFRS 10	Consolidated Financial Statements (Amendment)	January 1, 2016 (not yet adopted by the EU)
IFRS 11	Joint Arrangements (Amendment)	January 1, 2016 (not yet adopted by the EU)
IFRS 12	Disclosure of Interest in Other Entities (Amendment)	January 1, 2016 (not yet adopted by the EU)
IFRS 15	Revenue from Contracts with Customers	January 1, 2018 (not yet adopted by the EU)
IFRS 16	Leases	January 1, 2019 (not yet adopted by the EU)

The Group has not assessed the impact of the adoption of these standards and interpretations on its financial statements on initial adoption.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Group has adopted the following standards and amendments during the year:

•	IFRS 3 Business Combinations (Amendment)
•	IAS 24 Related Party Disclosures (Amendment)

The application of the above standards did not result in material changes in the Group’s consolidated accounts.

2.	SEGMENT INFORMATION

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

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.

i)	The distribution of revenue by geographical area based on location of assets was as follows:

		Rest of World
Revenue	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2015	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	60,431	38,521	1,243	—	100,195
Inter-segment revenue	38,996	6,750	10,484	(56,230)	—

Total revenue	99,427	45,271	11,727	(56,230)	100,195

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2014	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	61,611	40,975	2,286	—	104,872
Inter-segment revenue	36,273	6,905	17,018	(60,196)	—

Total revenue	97,884	47,880	19,304	(60,196)	104,872

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
Year ended December 31, 2013	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000
Revenue from external customers	48,679	40,616	1,921	—	91,216
Inter-segment revenue	35,474	7,525	10,996	(53,995)	—

Total revenue	84,153	48,141	12,917	(53,995)	91,216

ii)	The distribution of revenue by customers’ geographical area was as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
Revenue	US$‘000	US$‘000	US$‘000
Americas	62,421	61,142	54,761
Asia / Africa	22,346	25,161	24,061
Europe (including Ireland) *	15,428	18,569	12,394

	100,195	104,872	91,216

*	Revenue from customers in Ireland is not disclosed separately due to the immateriality of these revenues.

iii)	The distribution of revenue by major product group was as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
Revenue	US$‘000	US$‘000	US$‘000
Clinical laboratory	73,576	77,240	68,727
Point-of-Care	18,810	20,036	19,754
Laboratory services	7,809	7,596	2,735

	100,195	104,872	91,216

iv)	The distribution of segment results by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2015	US$‘000	US$‘000	US$‘000	US$‘000
Result	4,183	9,782	466	14,431
Unallocated expenses *				(983)

Operating profit				13,448
Net financing income (Note 3)				9,428

Profit before tax				22,876
Income tax expense (Note 8)				(1,080)

Profit for the year				21,796

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2014	US$‘000	US$‘000	US$‘000	US$‘000
Result	5,350	9,383	4,188	18,921
Unallocated expenses *				(882)

Operating profit				18,039
Net financing income (Note 3)				28

Profit before tax				18,067
Income tax expense (Note 8)				(853)

Profit for the year				17,214

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2013	US$‘000	US$‘000	US$‘000	US$‘000
Result	5,730	5,014	(968)	9,776
Unallocated expenses *				(781)

Operating profit				8,995
Net financing income (Note 3)				1,225

Profit before tax				10,220
Income tax expense (Note 8)				(574)

Profit for the year				9,646

*	Unallocated expenses represent head office general and administration costs of the Group which cannot be allocated to the results of any specific geographical area.

v)	The distribution of segment assets and segment liabilities by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2015	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	110,255	120,239	17,894	248,388
Unallocated assets:
Income tax assets (current and deferred)				13,342
Cash and cash equivalents				101,953

Total assets as reported in the Group balance sheet				363,683

Segment liabilities	8,492	113,703	1,614	123,809
Unallocated liabilities:
Income tax liabilities (current and deferred)				25,982

Total liabilities as reported in the Group balance sheet				149,791

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2014	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	105,434	100,237	17,916	223,587
Unallocated assets:
Income tax assets (current and deferred)				10,149
Cash and cash equivalents				9,102

Total assets as reported in the Group balance sheet				242,838

Segment liabilities	9,035	12,573	2,034	23,642
Unallocated liabilities:
Income tax liabilities (current and deferred)				22,224

Total liabilities as reported in the Group balance sheet				45,866

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

2.	SEGMENT INFORMATION (CONTINUED)

vi)	The distribution of long-lived assets, which are property, plant and equipment, goodwill and intangible assets and other non-current assets (excluding deferred tax assets), by geographical area was as follows:

	December 31, 2015 US$‘000	December 31, 2014 US$‘000
Rest of World – Ireland	94,641	74,492
Rest of World – Other	16,763	16,827
Americas	76,257	72,776

	187,661	164,095

vii)	The distribution of depreciation and amortisation by geographical area was as follows:

	December 31, 2015 US$‘000	December 31, 2014 US$‘000	December 31, 2013 US$‘000
Depreciation:
Rest of World – Ireland	825	478	447
Rest of World – Other	151	160	95
Americas	2,081	1,538	1,316

	3,057	2,176	1,858

Amortisation:
Rest of World – Ireland	1,468	1,355	1,272
Rest of World – Other	—	—	—
Americas	1,185	1,025	630

	2,653	2,380	1,902

viii)	The distribution of share-based payment expense by geographical area was as follows:

	December 31, 2015 US$‘000	December 31, 2014 US$‘000	December 31, 2013 US$‘000
Rest of World – Ireland	1,415	1,350	1,791
Rest of World – Other	13	22	20
Americas	122	124	203

	1,550	1,496	2,014

See Note 18 for further information on share-based payments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

2.	SEGMENT INFORMATION (CONTINUED)

ix)	The distribution of interest income and interest expense by geographical area was as follows:

		Rest of World
Interest Income	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2015	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Interest income earned	4	472	—	—	476
Non-cash financial income	—	13,015	—	—	13,015
Inter-segment interest income	—	—	4,854	(4,854)	—

Total	4	13,487	4,854	(4,854)	13,491

		Rest of World
Interest Expense	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2015	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Interest on deferred consideration and licence fee	—	138	9	—	147
Interest on finance leases	—	33	—	—	33
Cash interest on exchangeable notes	—	3,348	—	—	3,348
Non-cash interest on exchangeable notes	—	535	—	—	535
Inter-segment interest expense	4,854	—	—	(4,854)	—

Total	4,854	4,054	9	(4,854)	4,063

		Rest of World
Interest Income	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2014	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Interest income earned	2	—	95	—	97
Inter-segment interest income	—	—	4,853	(4,853)	—

Total	2	—	4,948	(4,853)	97

		Rest of World
Interest Expense	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2014	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Interest on deferred consideration and licence fee	—	132	(63)	—	69
Inter-segment interest expense	4,853	—	—	(4,853)	—

Total	4,853	132	(63)	(4,853)	69

		Rest of World
Interest Income	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2013	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Interest income earned	2	—	1,274	—	1,276
Inter-segment interest income	—	—	3,930	(3,930)	—

Total	2	—	5,204	(3,930)	1,276

		Rest of World
Interest Expense	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2013	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Interest on deferred consideration	—	—	51	—	51
Inter-segment interest expense	3,930	—	—	(3,930)	—

Total	3,930	—	51	(3,930)	51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

2.	SEGMENT INFORMATION (CONTINUED)

x)	The distribution of taxation expense by geographical area was as follows:

	December 31, 2015 US$‘000	December 31, 2014 US$‘000	December 31, 2013 US$‘000
Rest of World – Ireland	(1,050)	(395)	(22)
Rest of World – Other	(396)	(410)	18
Americas	366	(48)	(570)

	(1,080)	(853)	(574)

xi)	During 2015, 2014 and 2013 there were no customers generating 10% or more of total revenues.

xii)	The distribution of capital expenditure by geographical area was as follows:

	December 31, 2015 US$‘000	December 31, 2014 US$‘000
Rest of World – Ireland	17,900	8,872
Rest of World – Other	3,291	4,346
Americas	6,505	16,194

	27,696	29,412

3.	FINANCIAL INCOME AND EXPENSES

	December 31, 2015 US$‘000	December 31, 2014 US$‘000	December 31, 2013 US$‘000
Financial income:
Non-cash financial income	13,015	—	—
Interest income	476	97	1,276

	13,491	97	1,276

Financial expense:
Interest on finance leases	(33)	—	—
Cash interest on exchangeable notes	(3,348)	—	—
Non-cash interest on exchangeable notes	(535)	—	—
Interest on deferred consideration and licence fee	(147)	(69)	(51)

	(4,063)	(69)	(51)

Net Financing Income	9,428	28	1,225

Interest on deferred consideration and licence fee for 2015 includes US$9,000 (2014: US$69,000) (2013: US$51,000) related to the deferred consideration arising as a result of the acquisition of Fiomi Diagnostics AB by the Group in 2012.

Exchangeable note interest expense and non-cash financial income and expense relate to the issuance of exchangeable senior notes during 2015. For further information, refer to Note 22.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

4.	OTHER OPERATING INCOME

	December 31, 2015 US$‘000	December 31, 2014 US$‘000	December 31, 2013 US$‘000
Rental income from premises	201	252	250
Other income	87	172	282

	288	424	532

Other income mainly comprises income recognised under Transitional Services Agreements (TSA) with Diagnostica Stago. As part of the divestiture of the Coagulation product line in April 2010, the Group entered into a TSA. The services provided by the Group to Stago under the TSA comprise canteen services. This income has not been treated as revenue since the TSA activities are incidental to the main revenue-generating activities of the Group. Other income in 2014 and 2013 also comprised income recognised under a TSA with Lab21 Ltd. As part of the acquisition of the blood bank screening business in July 2013 from Lab21 Ltd, the Group entered into a TSA. The services provided by the Group to Lab21 Ltd under the TSA comprised of mainly facilities and information technology.

5.	PROFIT BEFORE TAX

The following amounts were charged / (credited) to the statement of operations:

	December 31, 2015 US$‘000	December 31, 2014 US$‘000	December 31, 2013 US$‘000
Directors’ emoluments (including non- executive directors):
Remuneration	1,596	2,353	2,155
Pension	23	87	60
Share based payments	1,242	1,681	2,008
Auditor’s remuneration
Audit fees	492	511	586
Tax fees	12	80	123
Other non audit fees	8	29	—
Depreciation*	2,989	2,115	1,688
Amortisation	2,653	2,380	1,902
Loss on the disposal of property, plant and equipment	15	—	1
Net foreign exchange differences	(2,087)	207	224
Restructuring costs	—	—	690
Operating lease rentals:
Land and buildings	2,958	3,795	2,980
Other equipment	69	7	6

*	Note that US$68,000 (2014: US$61,000) (2013: US$170,000) of depreciation was capitalised to research and development projects during 2015 in line with the Group’s capitalisation policy for Intangible projects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

6.	PERSONNEL EXPENSES

	December 31, 2015 US$‘000	December 31, 2014 US$‘000	December 31, 2013 US$‘000
Wages and salaries	24,531	26,188	22,504
Social welfare costs	2,418	2,663	2,162
Pension costs	711	833	704
Share-based payments	1,550	1,496	2,014
Restructuring costs	—	—	690

	29,210	31,180	28,074

Personnel expenses are shown net of capitalisations. Total personnel expenses, inclusive of amounts capitalised for wages and salaries, social welfare costs and pension costs, for the year ended December 31, 2015 amounted to US$38,671,000 (2014: US$43,897,000) (2013: US$37,455,000). Total share based payments, inclusive of amounts capitalised in the balance sheet, amounted to US$1,974,000 for the year ended December 31, 2015 (2014: US$2,533,000) (2013: US$3,303,000). See Note 18 for further details.

There were no restructuring costs incurred for the years ended December 31, 2015 and December 31, 2014. Restructuring costs for the year ended December 31, 2013 were US$690,000 and related to UK operations.

The average number of persons employed by the Group in the financial year was 555 (2014: 570) (2013: 496) and is analysed into the following categories:

	December 31, 2015	December 31, 2014	December 31, 2013
Research and development	69	83	95
Administration and sales	156	147	127
Manufacturing and quality	330	340	274

	555	570	496

7.	PENSION SCHEMES

The Group operates defined contribution pension schemes for certain of its full time employees. The benefits under these schemes are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income amounted to US$711,000 (2014: US$833,000) (2013: US$704,000) (Note 6). The pension accrual for the Group at December 31, 2015 was US$205,000 (2014: US$187,000), (2013: US$333,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

8.	INCOME TAX EXPENSE

The charge for tax based on the profit comprises:

	December 31, 2015 US$‘000	December 31, 2014 US$‘000	December 31, 2013 US$‘000
Current tax expense
Irish Corporation tax	(251)	(942)	(400)
Foreign taxes (a)	796	808	252
Adjustment in respect of prior years	82	11	(27)

Total current tax expense	627	(123)	(175)

Deferred tax expense (b)
Origination and reversal of temporary differences (see Note 12)	2,411	1,354	3,235
Origination and reversal of net operating losses (see Note 12)	(1,958)	(378)	(2,486)

Total deferred tax expense	453	976	749

Total income tax charge in statement of operations	1,080	853	574

(a)	The foreign taxes relate primarily to the US, Canada and Sweden.
(b)	In 2015, there was a deferred tax charge of US$1,246,000 (2014: US$1,282,000; 2013: US$393,000) recognised in respect of Ireland and a deferred tax credit of US$793,000 (2014: US$306,000 credit; 2013: US$356,000 charge) recognised in respect of overseas tax jurisdictions.

Effective tax rate	December 31, 2015 US$‘000	December 31, 2014 US$‘000	December 31, 2013 US$‘000
Profit before taxation	22,876	18,067	10,220
As a percentage of profit before tax:
Current tax	2.74%	(0.68%)	(1.72%)
Total (current and deferred)	4.72%	4.72%	5.61%

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective total tax rate for the Group:

	December 31, 2015	December 31, 2014	December 31, 2013
Irish corporation tax	12.5%	12.5%	12.5%
Effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised (a)	(1.94%)	0.34%	5.13%
Effect of tax rates on overseas earnings	0.08%	(0.67%)	(5.10%)
Effect of Irish income taxable at higher tax rate	0.06%	0.08%	0.12%
Adjustments in respect of prior years	2.53%	0.06%	(0.27%)
R&D tax credits	(3.98%)	(7.90%)	(4.03%)
Other items (b)	(4.53%)	0.31%	(2.74%)

Effective tax rate	4.72%	4.72%	5.61%

(a)	The effect of current year net operating losses and temporary differences for which no deferred tax asset was recognized is analyzed further in the table below (see also Note 12). No deferred tax asset was recognized because there was no reversing deferred tax liability in the same jurisdiction reversing in the same period and no future taxable income in the same jurisdiction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

8.	INCOME TAX EXPENSE (CONTINUED)

(b)	Other items comprise items not chargeable to tax/expenses not deductible for tax. In 2015, other items include the movement in the Loan Note’s embedded derivatives value and the accretion of notional interest on the Loan Note’s host contract, both of which are exempt from deferred taxation recognition under IAS 12, Income Taxes.

Unrecognised deferred tax assets	Effect in 2015 US$’000	Percentage effect in 2015	Effect in 2014 US$’000	Percentage effect in 2014
Temporary differences arising in the US	129	0.56%	(23)	(0.13%)
Reduction in net operating losses arising in Brazil	150	0.66%	(313)	(1.73%)
Net operating losses arising in Ireland	(724)	(3.16%)	—	—
Net operating losses arising in UK	—	—	73	0.40%
Net operating losses arising in Sweden	—	—	325	1.80%
	(445)	(1.94%)	62	0.34%

The distribution of profit / (loss) before taxes by geographical area was as follows:

	December 31, 2015 US$‘000	December 31, 2014 US$‘000	December 31, 2013 US$‘000
Rest of World – Ireland	18,232	8,368	4,233
Rest of World – Other	5,311	9,200	4,185
Americas	(667)	499	1,802

	22,876	18,067	10,220

At December 31, 2015, the Group had unutilised net operating losses as follows:

	December 31, 2015 US$‘000	December 31, 2014 US$‘000	December 31, 2013 US$‘000
US	11,026	7,457	9,795
Ireland	22,609	13,738	8,073
Brazil	1,245	1,687	768
UK	—	—	317
Sweden	—	—	1,249

	34,880	22,882	20,202

In the US, the utilisation of net operating loss carryforwards is limited to future profits in the US. The net operating losses for the US have a maximum carryforward of 20 years. In respect of the US, US$108,000 will expire by December 31, 2031, US$2,194,000 will expire by December 31, 2032, US$4,107,000 will expire by December 31, 2033 and US$4,617,000 will expire by December 31, 2035.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

8.	INCOME TAX EXPENSE (CONTINUED)

At December 31, 2015, the Group had unrecognised deferred tax assets in respect of unused tax losses and unused tax credits as follows:

	December 31, 2015 US$‘000	December 31, 2014 US$‘000	December 31, 2013 US$‘000
US – unused tax credits	275	404	381
Brazil – unused tax losses	423	574	261
Ireland – unused tax losses	724	—	—
Sweden – unused tax losses	—	—	325
UK – unused tax losses	—	—	73

Unrecognised Deferred Tax Asset	1,422	978	1,040

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

The Group has US state credit carryforwards of US$417,000 at December 31, 2015 (2014: US$ 404,000; 2013: US$ 381,000). A deferred tax asset of US$275,000 (2014: US$ 404,000; 2013: US$ 381,000) in respect of US state credit carryforwards was not recognized in 2015 due to uncertainties regarding future full utilisation of these state credit carryforwards in the related tax jurisdiction in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

9.	EARNINGS PER SHARE

Basic earnings per ordinary share

Basic earnings per ordinary share for the Group is computed by dividing the profit after taxation of US$21,796,000 (2014: US$17,214,000) (2013: US$9,646,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue. As at December 31, 2015, this amounted to 92,647,091 shares (2014: 90,998,904 shares) (2013: 87,746,588 shares).

	December 31, 2015	December 31, 2014	December 31, 2013
‘A’ ordinary shares	92,647,091	90,998,904	87,746,588

Basic earnings per share denominator	92,647,091	90,998,904	87,746,588

Reconciliation to weighted average earnings per share denominator:
Number of ‘A’ ordinary shares at January 1 (Note 17)	94,308,358	92,296,506	88,994,069
Weighted average number of shares issued during the year*	974,161	1,337,826	1,387,947
Weighted average number of treasury shares	(2,635,428)	(2,635,428)	(2,635,428)

Basic earnings per share denominator	92,647,091	90,998,904	87,746,588

*	The weighted average number of shares issued during the year is calculated by taking the number of shares issued multiplied by the number of days in the year each share is in issue, divided by 365 days.

Diluted earnings per ordinary share

Diluted earnings per ordinary share is computed by dividing the adjusted profit after tax of US$12,658,000 (2014: US$17,214,000) (2013: US$9,646,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 109,631,172 (2014: 94,870,988) (2013: 93,712,698).

The basic weighted average number of ordinary shares for the Group may be reconciled to the number used in the diluted earnings per ordinary share calculation as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
Basic earnings per share denominator (see above)	92,647,091	90,998,904	87,746,588
Issuable on exercise of options and warrants	1,700,733	3,872,084	5,966,110
Issuable on conversion of exchangeable notes	15,283,348	—	—

Diluted earnings per share denominator	109,631,172	94,870,988	93,712,698

The profit after tax for the year may be reconciled to the amount used in the diluted earnings per ordinary share calculation as follows:

	December 31, 2015 US$‘000	December 31, 2014 US$‘000	December 31, 2013 US$‘000
Profit after tax for the year	21,796	17,214	9,646
Non-cash financial income	(13,020)	—	—
Cash interest expense	3,348	—	—
Non-cash interest on exchangeable notes	534	—	—

Adjusted profit after tax	12,658	17,214	9,646

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

9.	EARNINGS PER SHARE (CONTINUED)

Earnings per ADS

In June 2005, Trinity Biotech adjusted its ADS ratio from 1 ADS: 1 ordinary share to 1 ADS: 4 ordinary shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic earnings per ADS for the Group is computed by dividing the profit after taxation of US$21,796,000 (2014: US$17,214,000) (2013: US$9,646,000) for the financial year by the weighted average number of ADS in issue of 23,161,773 (2014: 22,749,726); (2013: 21,936,647).

	December 31, 2015	December 31, 2014	December 31, 2013
ADS	23,161,773	22,749,726	21,936,647

Basic earnings per share denominator	23,161,773	22,749,726	21,936,647

Reconciliation to weighted average earnings per share denominator:
Number of ADS at January 1 (Note 17)	23,577,090	23,074,127	22,248,517
Weighted average number of shares issued during the year*	243,540	334,456	346,987
Weighted average number of treasury shares	(658,857)	(658,857)	(658,857)

Basic earnings per share denominator	23,161,773	22,749,726	21,936,647

Diluted earnings per ADS for the Group is computed by dividing the adjusted profit after taxation of US$12,658,000 (2014: US$17,214,000) (2013: US$9,646,000) for the financial year, by the diluted weighted average number of ADS in issue of 27,407,793 (2014: 23,717,747) (2013: 23,428,175).

The basic weighted average number of ADS shares for the Group may be reconciled to the number used in the diluted earnings per ADS share calculation as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
Basic earnings per share denominator (see above)	23,161,773	22,749,726	21,936,647
Issuable on exercise of options and warrants	425,183	968,021	1,491,528
Issuable on conversion of exchangeable notes	3,820,837	—	—

Diluted earnings per share denominator	27,407,793	23,717,747	23,428,175

The number of shares issuable on conversion of exchangeable notes is prorated to reflect the fact the exchangeable notes were issued in April, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

10.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings US$‘000	Leasehold improvements US$‘000	Computers, fixtures and fittings US$‘000	Plant and equipment US$‘000	Total US$‘000
Cost
At January 1, 2014	2,635	2,746	5,311	20,441	31,133
Other additions	1	103	318	7,420	7,842
Disposals or retirements	—	(1)	(8)	(340)	(349)
Exchange adjustments	(43)	(36)	(41)	(532)	(652)

At December 31, 2014	2,593	2,812	5,580	26,989	37,974

At January 1, 2015	2,593	2,812	5,580	26,989	37,974
Other additions	68	104	414	7,125	7,711
Disposals or retirements	—	—	(97)	(1,122)	(1,219)
Exchange adjustments	(80)	(17)	(24)	(1,272)	(1,393)

At December 31, 2015	2,581	2,899	5,873	31,720	43,073

Accumulated depreciation and impairment losses
At January 1, 2014	(973)	(2,268)	(4,105)	(10,796)	(18,142)
Charge for the year	(78)	(138)	(425)	(1,535)	(2,176)
Disposals or retirements	—	—	1	189	190
Exchange adjustments	1	5	9	16	31

At December 31, 2014	(1,050)	(2,401)	(4,520)	(12,126)	(20,097)

At January 1, 2015	(1,050)	(2,401)	(4,520)	(12,126)	(20,097)
Charge for the year	(78)	(135)	(412)	(2,432)	(3,057)
Disposals or retirements	—	—	94	463	557
Exchange adjustments	5	9	10	159	183

At December 31, 2015	(1,123)	(2,527)	(4,828)	(13,936)	(22,414)

Carrying amounts

At December 31, 2015	1,458	372	1,045	17,784	20,659

At December 31, 2014	1,543	411	1,060	14,863	17,877

The annual impairment review performed at December 31, 2015 and December 31, 2014, showed that the carrying value of the Group’s assets did not exceed the amount that could be recovered through their use or sale and, on that basis, there was no impairment in 2015 or 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

10.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Assets held under operating leases (where the Company is the lessor)

Included in the carrying amount of property, plant and equipment are a number of assets included in plant and equipment which generate operating lease revenue for the Group. The net book value of these assets as at December 31, 2015 is US$3,453,000 (2014: US$3,607,000). Depreciation charged on these assets in 2015 amounted to US$930,000 (2014: US$680,000). The comparative figure has been updated to include the net book value of assets held under operating leases in Brazil.

Included in disposals/retirements in 2015 is US$508,000 (2014: US$84,000) relating to the net book value of leased instruments reclassified as inventory on return from customers.

Property, plant and equipment under construction

Included in property, plant and equipment at December 31, 2015 is an amount of US$4,690,000 (2014: US$4,769,000) relating to assets in the course of construction.

Assets held under finance leases

Included in the carrying amount of property, plant and equipment is an amount for capitalised leased assets of US$1,696,000 (2014: US$Nil). The depreciation charge in respect of capitalised leased assets for the year ended December 31, 2015 was US$56,000 (2014: US$Nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

11.	GOODWILL AND INTANGIBLE ASSETS

	Goodwill US$‘000	Development costs US$‘000	Patents and licences US$‘000	Other US$‘000	Total US$‘000
Cost
At January 1, 2014	82,677	70,462	10,945	33,233	197,317
Other additions	1,068	20,323	20	159	21,570
Disposals / retirements	—	—	—	(43)	(43)
Exchange Adjustments	(1,213)	(747)	(723)	(1)	(2,684)

At December 31, 2014	82,532	90,038	10,242	33,348	216,160

At January 1, 2015	82,532	90,038	10,242	33,348	216,160
Other additions	—	19,708	—	277	19,985
Exchange Adjustments	(420)	(303)	(274)	(1)	(998)

At December 31, 2015	82,112	109,443	9,968	33,624	235,147

Accumulated amortisation and Impairment losses
At January 1, 2014	(29,426)	(18,814)	(6,069)	(14,461)	(68,770)
Charge for the year		(562)	(84)	(1,734)	(2,380)
Disposals / retirements	—	—	—	14	14

At December 31, 2014	(29,426)	(19,376)	(6,153)	(16,181)	(71,136)

At January 1, 2015	(29,426)	(19,376)	(6,153)	(16,181)	(71,136)
Charge for the year	—	(823)	(127)	(1,703)	(2,653)

At December 31, 2015	(29,426)	(20,199)	(6,280)	(17,884)	(73,789)

Carrying amounts

At December 31, 2015	52,686	89,244	3,688	15,740	161,358

At December 31, 2014	53,106	70,662	4,089	17,167	145,024

Included within development costs are costs of US$72,720,000 which were not amortised in 2015 (2014: US$41,665,000). These development costs are not being amortised as the projects to which the costs relate were not fully complete at December 31, 2015 or at December 31, 2014. As at December 31, 2015 these projects are expected to be completed during the period from January 1, 2016 to December 31, 2019 at an expected further cost of approximately US$17,472,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

11.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The following represents the costs incurred during each period presented for each of the principal development projects:

Product Name	2015 US$’000	2014 US$’000
Troponin I assay and reader[1]	7,779	3,370
Premier Instrument for Haemoglobin A1c testing[2]	2,887	3,375
HIV 1/2 rapid test	1,039	587
Cardiac analyser	974	423
Brain Natriuretic Peptide (BNP) assay	686	4,400
US Striped Lyme	667	684
Enhanced TPHA/CMV	617	347
Malaria Point-of-Care test	576	485
Uni-gold test enhancement	575	675
Tristat Point-of-Care instrument	465	689
Genesys/Resolution column enhancement	461	725
Autoimmune FDA registrations	366	—
Premier Resolution (Ion Exchange version)	351	247
H Pylori Rapid Point-of-Care test	343	462
IgM Captia	315	314
D-Dimer development	291	580
Premier total lab automation	284	10
Uni-Gold antigen improvement	262	247
Antigen Projects	119	130
Line Immunoassay panels	103	251
Other projects with spend less than US$100,000 in 2015	548	2,322
Total capitalized development costs	19,708	20,323

1.	The Troponin I assay and reader project commenced in 2012 following the acquisition of Fiomi Diagnostics AB in February 2012. The amount of US$7,779,000 incurred in 2015 represents the costs incurred on this project during the year and, as the project is not yet complete, no amortisation has been charged to date.
2.	The Premier project entails the development of a High Performance Liquid Chromotography (HPLC) instrument for testing haemoglobin A1c (HbA1c). Several versions of the instrument are being developed including an Ion Exchange version (Premier Resolution). At December 31, 2015 this project had a total carrying amount of $20,318,000. Amortisation will occur over a 15 year period, commencing on commercialization of each version of the instrument.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

11.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

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

Impairment testing for intangibles including goodwill and indefinite lived assets

Goodwill and other intangibles are subject to impairment testing on an annual basis. The impairment test performed as at December 31, 2015 did not result in any impairment loss being recorded as the recoverable amount of each of the cash-generating units (“CGU”) exceeded the carrying amount of each CGU’s net assets. The recoverable amount of each of the CGU is determined based on a value-in-use computation, which is the only methodology applied by the Group and which has been selected due to the impracticality of obtaining fair value less costs to sell measurements for each reporting period. For the purpose of the annual impairment tests, goodwill is allocated to the relevant CGU. The annual impairment analysis is based on a valuation technique involving level 3 inputs, see Note 1 (ix).

The value-in-use calculations use cash flow projections based on the 2016 budget and projections for a further four years using projected revenue and cost growth rates of between 3% and 10%. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, net cash flows, discount rates and the duration of the discounted cash flow model. The assumptions and estimates used were derived from a combination of internal and external factors based on historical experience. The pre-tax discount rates used range from 12% to 24% (2014: 12% to 24%).

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and is particularly sensitive in the following areas;

•

In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, there would be no impairment loss recorded at December 31, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

11.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

•

In the event there was a 10% variation in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be the following impairment losses recorded at December 31, 2015:

Theoretical Impairment loss US$000
Trinity Biotech Manufacturing Limited	1,808
Immco Diagnostics Inc.	1,287
Fiomi Diagnostics AB	3,473

Total	6,568

Significant Goodwill and Intangible Assets with Indefinite Useful Lives

CGUs or combinations of CGUs for which the carrying amount of goodwill is significant for the purposes of impairment testing in comparison with the Group’s total carrying amount of goodwill are those where the percentage is greater than 20% of the total.

The additional disclosures required for the CGU with significant goodwill are as follows:

	Immco Diagnostics		Fitzgerald Industries
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Carrying amount of goodwill (US$’000)	20,365	20,365	12,592	12,592
Discount rate applied (real pre-tax)	18.52%	17.91%	12.24%	12.85%
Excess value-in-use over carrying amount (US$’000)	3,591	25,567	31,825	25,363
% EBITDA would need to decrease for an impairment to arise
	7.8%	37.6%	60.5%	53.90%
Long-term growth rate	2.0%	2.0%	2.0%	2.0%

The decrease in the percentage EBITDA would need to decrease for an impairment to arise in Immco Diagnostics in 2015 is due to a more conservative short terrn growth assumption being used and a higher discount rate.

The key assumptions and methodology used in respect of this CGU are consistent with those described above. The assumptions and estimates used are specific to the individual CGU and were derived from a combination of internal and external factors based on historical experience.

Intangible Assets with Indefinite Useful lives (included in other intangibles)	December 31, 2015 US$‘000	December 31, 2014 US$‘000
Fitzgerald Industries International CGU
Fitzgerald trade name	970	970
RDI trade name	560	560
Primus Corporation CGU
Primus trade name	670	670
Immco Diagnostic CGU
Immco Diagnostic trade name	3,393	3,393
Total	5,593	5,593

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

12.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities of the Group are attributable to the following:

	Assets		Liabilities		Net
	2015	2014	2015	2014	2015	2014
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	1	22	(831)	(1,024)	(830)	(1,002)
Intangible assets	—	—	(22,319)	(18,874)	(22,319)	(18,874)
Inventories	1,015	813	—	—	1,015	813
Provisions	2,960	3,061	—	—	2,960	3,061
Other items	2,140	1,184	(1,669)	(1,541)	471	(357)
Tax value of loss carryforwards recognised	6,676	4,718	—	—	6,676	4,718

Deferred tax assets/(liabilities)	12,792	9,798	(24,819)	(21,439)	(12,027)	(11,641)

The deferred tax asset in 2015 is mainly due to deductible temporary differences relating to net operating losses, provisions, share-based payments and the elimination of unrealised intercompany inventory profit. The deferred tax asset increased by US$2,994,000 in 2015 principally due to increases in net operating losses carried forward.

The deferred tax liability is caused by the net book value of non-current assets being greater than the tax written down value of non-current assets, temporary differences due to the acceleration of the recognition of certain charges in calculating taxable income permitted in Ireland and the US and deferred tax recognised on fair value asset uplifts in connection with business combinations. The deferred tax liability increased by US$3,380,000 in 2015, principally because of increased temporary differences between the carrying value of assets and their asset base due to the capital expenditure incurred during 2015.

Deferred tax assets and liabilities are only offset when the entity has a legally enforceable right to set off current tax assets against current tax liabilities and where the intention is to settle current tax liabilities and assets on a net basis or to realise the assets and settle the liabilities simultaneously. At December 31, 2015 and at December 31, 2014 no deferred tax assets and liabilities are offset as it is not certain as to whether there is a legally enforceable right to set off current tax assets against current tax liabilities and it is also uncertain as to what current tax assets may be set off against current tax liabilities and in what periods.

The vast majority of temporary differences are expected to reverse after 2019.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised by the Group in respect of the following items:

	December 31, 2015	December 31, 2014
	US$’000	US$’000
Capital losses	8,293	8,293
Net operating losses	4,142	1,687
US state credit carryforwards	275	404

	12,710	10,384

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

12.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

There was an increase of US$2,326,000 in the unrecognised deferred tax assets during the year ended December 31, 2015. For comments on the uncertainty prompting less than full recognition refer to Note 8. The movement in the unrecognised deferred tax assets during the year ended December 31, 2015 is analysed as follows:

Movement in unrecognised deferred tax assets	Increase / (decrease) US$’000	Applicable tax rate %	Tax effect US$’000
US state credit carryforwards	(129)	n/a	(129)
Net operating losses Brazil	(442)	34%	(150)
Net operating losses Ireland	2,897	25%	724

	2,326		445

A deferred tax asset of US$275,000 (2014: US$404,000) in respect of US state credit carryforwards was not recognised due to uncertainties regarding the timing of the utilisation of these state credit carryforwards in the related tax jurisdiction in future periods.

A deferred tax asset of US$423,000 (2014: US$574,000) was not recognised in respect of net operating losses in Brazil. The entity in Brazil was incorporated in 2012 and has cumulative losses to date, although a small profit was recorded in 2015. The deferred tax asset has not been recognised for Brazil due to uncertainty regarding the full utilization of these losses in the related tax jurisdiction in future periods. Only when it is probable that future profits will be available to utilize the forward losses or temporary differences is a deferred tax asset recognised.

A deferred tax asset of US$724,000 was not recognised in respect of net operating losses in Trinity Biotech Investments Ltd. (“TBIL”). TBIL is tax resident in Ireland. TBIL issued an Exchangeable Note of US$115 million in 2015 following its incorporation earlier in that year. The net interest expense in 2015 gave rise to net operating losses of US$2,897,000. The deferred tax asset has not been recognised due to uncertainty regarding the full utilization of these losses in future periods. Only when it is probable that future profits will be available to utilize the forward losses is a deferred tax asset recognised. In accordance with IAS 12, Income Taxes, both the movement in the Exchangeable Note’s embedded derivatives value and the movement on the Exchangeable Note’s host contract, being the accretion of notional interest, are exempt from deferred taxation recognition.

No deferred tax asset is recognised in respect of a capital loss forward of US$8,293,000 (2014: US$8,293,000) in Ireland as it is not probable that there will be future capital gains against which to offset these capital losses.

Unrecognised deferred tax liabilities

At December 31, 2015 and 2014, there was no recognised or unrecognised deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries. The Company is able to control the timing of the reversal of the temporary differences of its subsidiaries and it is probable that these temporary differences will not reverse in the foreseeable future.

Movement in temporary differences during the year

	Balance January, 1 2015	Recognised in income	Foreign Exchange movement	Balance December 31, 2015
	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	(1,002)	172	—	(830)
Intangible assets	(18,874)	(3,512)	67	(22,319)
Inventories	813	202	—	1,015
Provisions	3,061	(101)	—	2,960
Other items	(357)	828	—	471
Tax value of loss carryforwards recognised	4,718	1,958	—	6,676

	(11,641)	(453)	67	(12,027)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

12.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

	Balance January, 1 2014	Recognised in income	Recognised in goodwill	Balance December 31, 2014
	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	(677)	(325)	—	(1,002)
Intangible assets	(16,048)	(3,020)	194	(18,874)
Inventories	659	154	—	813
Provisions	800	2,261	—	3,061
Other items	67	(424)	—	(357)
Tax value of loss carryforwards recognised	4,340	378	—	4,718

	(10,859)	(976)	194	(11,641)

13.	OTHER ASSETS

	December 31, 2015 US$‘000	December 31, 2014 US$‘000
Finance lease receivables (see Note 15)	874	1,116
Other assets	80	78

	954	1,194

The Group leases instruments as part of its business. For details of future minimum finance lease receivables with non-cancellable terms, please refer to Note 15.

14.	INVENTORIES

	December 31, 2015 US$‘000	December 31, 2014 US$‘000
Raw materials and consumables	10,329	10,887
Work-in-progress	8,757	7,986
Finished goods	16,039	14,643

	35,125	33,516

All inventories are stated at the lower of cost or net realisable value. The replacement cost of inventories do not differ from cost. Total inventories for the Group are shown net of provisions of US$4,822,000 (2014: US$4,636,000). Cost of sales in 2015 includes inventories expensed of US$53,098,000 (2014: US$54,029,000), (2013: US$46,037,000).

The movement on the inventory provision for the three year period to December 31, 2015 is as follows:

	December 31, 2015 US$‘000	December 31, 2014 US$‘000	December 31, 2013 US$‘000
Opening provision at January 1	4,636	4,462	5,348
Charged during the year	892	603	123
Utilised during the year	(666)	(322)	(845)
Released during the year	(40)	(107)	(164)

Closing provision at December 31	4,822	4,636	4,462

During 2015 US$40,000 (2014: US$107,000), (2013: US$164,000) of inventory provision relating to net realisable value was released to the statement of operations following a current year review of inventory usage.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

15.	TRADE AND OTHER RECEIVABLES

	December 31, 2015 US$‘000	December 31, 2014 US$‘000
Trade receivables, net of impairment losses	19,498	20,277
Prepayments	5,496	4,852
Value added tax	83	273
Finance lease receivables	525	574

	25,602	25,976

Trade receivables are shown net of an impairment losses provision of US$2,812,000 (2014: US$2,205,000) (see Note 27).

Leases as lessor

(i) Finance lease commitments – Group as lessor

The Group leases instruments as part of its business. Future minimum finance lease receivables with non-cancellable terms are as follows:

	December 31, 2015 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	925	400	525
Between one and five years (Note 13)	1,606	732	874

	2,531	1,132	1,399

	December 31, 2014 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	966	392	574
Between one and five years (Note 13)	1,950	834	1,116

	2,916	1,226	1,690

The Group classified future minimum lease receivables between one and five years of US$874,000 (2014: US$1,116,000) as Other Assets, see Note 13. Under the terms of the lease arrangements, no contingent rents are receivable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

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

Future minimum rentals receivable under non-cancellable operating leases are as follows:

	December 31, 2015 US$’000
	Land and buildings	Instruments	Total
Less than one year	129	3,841	3,970
Between one and five years	—	171	171

	129	4,012	4,141

	December 31, 2014 US$’000
	Land and buildings	Instruments	Total
Less than one year	219	2,375	2,594
Between one and five years	155	725	880

	374	3,100	3,474

The comparative information has been updated to include instruments held under operating leases in Brazil.

16.	CASH AND CASH EQUIVALENTS

	December 31, 2015 US$’000	December 31, 2014 US$’000
Cash at bank and in hand	7,291	7,221
Short-term deposits	94,662	1,881

Cash and cash equivalents in the statements of cash flows	101,953	9,102

17.	CAPITAL AND RESERVES

Share capital

	Class ‘A’ Ordinary shares	Class ‘A’ Ordinary shares
In thousands of shares	2015	2014
In issue at January 1	94,308	92,296
Issued for cash	1,532	2,012

In issue at December 31	95,840	94,308

	ADS	ADS
In thousands of ADSs	2015	2014
In issue at January 1	23,577	23,074
Issued for cash	383	503

In issue at December 31	23,960	23,577

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

17.	CAPITAL AND RESERVES (CONTINUED)

	Class ‘A’ Treasury shares	Class ‘A’ Treasury shares
In thousands of shares	2015	2014
Balance at January 1	2,635	2,635
Purchased during the year	—	—

Balance at December 31	2,635	2,635

	ADS Treasury shares	ADS Treasury shares
In thousands of ADSs	2015	2014
Balance at January 1	659	659
Purchased during the year	—	—

Balance at December 31	659	659

The Group had authorised share capital of 200,700,000 ‘A’ ordinary shares of US$0.0109 each (2014: 200,700,000 ‘A’ ordinary shares of US$0.0109 each) as at December 31, 2015.

(a)	During 2015, the Group issued 1,532,000 ‘A’ Ordinary shares from the exercise of employee options for a consideration of US$3,127,000 settled in cash. The Group incurred costs of US$6,000 in connection with the issue of shares. At December 31, 2015, there were amounts receivable on issuance share capital amounting to US$184,000 (2014: Nil) relating to the exercise of share options. US$161,000 of this is receivable from Mr Tansley, Company Secretary.

(b)	The Group acquired Immco Diagnostics Inc (see Note 24) during 2013. As part of the purchase consideration, the Group issued 22,264 ‘A’ Ordinary Shares (5,566 ADS’s).

(c)	Following shareholder approval at the 2015 AGM, the Board approved the payment of a final dividend of 22 cents per

ADS in respect of the 2014 financial year, (22 cents per ADS in respect of the 2013 financial year), (20 cents per ADS in respect of the 2012 financial year. As provided in the Articles of Association of the Company, dividends or other distributions are declared and paid in US Dollars (see Note 28 for further information).

Share Premium

Following the passing of a Special Resolution of the Company in September 2010 and the approval of a petition placed before the High Court of Ireland, the Company was permitted to reduce its share premium in the amount of US$160,000,000 during 2011. This amount was, therefore, transferred to retained earnings in the 2011 financial statements.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign currency denominated operations of the Group since January 1, 2004.

Warrant reserve

The Group calculates the fair value of warrants at the date of issue taking the amount directly to a separate reserve within equity. The fair value is calculated using the trinomial model. The fair value which is assessed at the grant date is calculated on the basis of the contractual term of the warrants.

In accordance with IFRS 2, 3,477,068 warrants with a fair value of US$4,529,000 (2014: 3,477,068 warrants with a fair value of US$4,529,000) have been classified as a separate reserve. There were no new warrants issued by the Group in 2015 or 2014.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions entered into but not yet crystallised.

The warrant and hedging reserves form Other Reserves in the Consolidated Statement of Financial Position

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

18.	SHARE OPTIONS AND SHARE WARRANTS

Warrants

There were no warrants outstanding at the beginning of 2014, and there were no warrants granted in either 2015 or 2014.

Options

Under the terms of the Company’s Employee Share Option Plans, options to purchase 8,158,448 ‘A’ Ordinary Shares (2,039,612 ADSs) were outstanding at December 31, 2015. Under the Plans, options are granted to officers, employees and consultants of the Group at the discretion of the Compensation Committee (designated by the board of directors), under the terms outlined below.

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

DECEMBER 31, 2015

18.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

The number and weighted average exercise price of share options and warrants per ordinary share is as follows (as required by IFRS 2, this information relates to all grants of share options and warrants by the Group):

	Options and warrants	Weighted- average exercise price US$	Range US$
	‘A’ Ordinary Shares	Per ‘A’ Ordinary Share	Per ‘A’ Ordinary Share
Outstanding January 1, 2013	10,426,718	1.93	0.66 – 3.27
Granted	3,027,652	3.93	1.66 – 4.79
Exercised	(3,625,961)	1.44	0.66 – 2.80
Forfeited	(47,000)	1.52	1.39 – 1.78

Outstanding at end of year	9,781,409	2.73	0.66 – 4.79

Exercisable at end of year	3,018,915	1.89	0.66 – 3.27

Outstanding January 1, 2014	9,781,409	2.73	0.66 – 4.79
Granted	2,018,000	4.22	4.21 – 4.34
Exercised	(2,048,092)	1.91	1.07 – 4.21
Forfeited	(459,665)	3.53	1.50 – 4.21

Outstanding at end of year	9,291,652	3.20	0.66 – 4.79

Exercisable at end of year	4,056,991	2.56	0.66 – 4.21

Outstanding January 1, 2015	9,291,652	3.20	0.66 – 4.79
Granted	976,000	3.20	2.71 – 4.47
Exercised	(1,602,000)	1.95	1.07 – 4.21
Forfeited	(507,200)	3.96	2.50 – 4.79

Outstanding at end of year	8,158,452	3.36	0.66 – 4.47

Exercisable at end of year	4,679,323	3.03	0.66 – 4.23

	Options and warrants	Weighted- average exercise price US$	Range US$
	‘ADS’ Equivalent	Per ‘ADS’	Per ‘ADS’
Outstanding January 1, 2013	2,606,680	7.72	2.63 – 13.08
Granted	756,912	15.71	6.64 – 19.15
Exercised	(906,490)	5.74	2.63 – 11.20
Forfeited	(11,750)	6.08	5.54 – 7.12

Outstanding at end of year	2,445,352	10.92	2.63 – 19.15

Exercisable at end of year	754,729	7.56	2.63 – 13.08

Outstanding January 1, 2014	2,445,352	10.92	2.63 – 19.15
Granted	504,500	16.88	16.84 – 17.36
Exercised	(512,023)	7.64	4.28 – 16.84
Forfeited	(114,916)	14.12	6.00 – 16.84

Outstanding at end of year	2,322,913	12.80	2.63 – 19.15

Exercisable at end of year	1,014,248	10.24	2.63 – 16.84

Outstanding January 1, 2015	2,322,913	12.80	2.63 – 19.15
Granted	244,000	12.80	10.84 – 17.88
Exercised	(400,500)	7.80	4.28 – 16.84
Forfeited	(126,800)	15.84	10.00 – 19.16

Outstanding at end of year	2,039,613	13.44	2.63 – 17.88

Exercisable at end of year	1,169,831	12.12	2.63 – 16.92

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

18.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

The weighted average share price per ‘A’ Ordinary share at the date of exercise for options exercised in 2015 was: US$4.25 (US$17.00 per ADS), 2014: US$6.18 per ‘A’ Ordinary share (US$24.72 per ADS) and 2013: US$5.10 per ‘A’ Ordinary share (US$20.40 per ADS).

The opening share price per ‘A’ Ordinary share at the start of the financial year was US$4.38 or US$17.50 per ADS (2014: US$6.25 or US$25.00 per ADS) (2013: US$3.64 or US$14.55 per ADS) and the closing share price at December 31, 2015 was US$2.94 or US$11.76 per ADS (2014: US$4.38 or US$17.51 per ADS) (2013: US$6.28 or US$25.14 per ADS). The average share price for the year ended December 31, 2015 was US$3.97 per ‘A’ Ordinary share or US$15.88 per ADS.

A summary of the range of prices for the Company’s stock options for the year ended December 31, 2015 follows:

	Outstanding			Exercisable
Exercise price range	No. of options	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.66-US$0.99	74,000	0.69	0.80	74,000	0.69	0.80
US$1.00-US$2.05	593,652	1.59	2.61	593,652	1.59	1.76
US$2.06- US$2.99	3,114,800	2.57	3.96	2,198,669	2.53	3.19
US$3.00 -US$4.47	4,376,000	4.20	5.25	1,813,002	4.20	4.77

	8,158,452			4,679,323

	Outstanding			Exercisable
Exercise price range	No. of options	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$2.63-US$3.96	18,500	2.76	0.80	18,500	2.76	0.80
US$4.00-US$8.20	148,413	6.36	2.61	148,413	6.36	1.76
US$8.24- US$11.96	778,700	10.28	3.96	549,667	10.12	3.19
US$12.00 -US$17.88	1,094,000	16.80	5.25	453,251	16.80	4.77

	2,039,613			1,169,831

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

18.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

The weighted-average remaining contractual life of options outstanding at December 31, 2015 was 4.52 years (2014: 4.88 years).

A summary of the range of prices for the Company’s stock options for the year ended December 31, 2014 follows:

	Outstanding			Exercisable
Exercise price range	No. of options	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.66-US$0.99	74,000	0.69	1.23	74,000	0.69	1.23
US$1.00-US$2.05	1,240,654	1.50	2.66	1,240,654	1.50	2.30
US$2.06- US$2.99	3,372,666	2.54	4.19	1,758,669	2.53	4.19
US$3.00 -US$4.79	4,604,332	4.18	6.04	983,668	4.08	5.27

	9,291,652			4,056,991

	Outstanding			Exercisable
Exercise price range	No. of options	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$2.63-US$3.96	18,500	2.76	1.23	18,500	2.76	1.23
US$4.00-US$8.20	310,163	6.00	2.66	310,164	6.00	2.30
US$8.24- US$11.96	843,167	10.16	4.19	439,667	10.12	4.19
US$12.00 -US$19.15	1,151,083	16.72	6.04	245,917	16.32	5.27

	2,322,913			1,014,248

The recognition and measurement principles of IFRS 2 have been applied to share options granted under the Company’s Share Option Plans since November 7, 2002 which have not vested by January 1, 2005 in accordance with IFRS 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

18.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

Charge for the year under IFRS 2

The charge for the year is calculated based on the fair value of the options granted which have not yet vested.

The fair value of the options is expensed over the vesting period of the option. US$1,550,000 was charged to the statement of operations in 2015, (2014: US$1,496,000), (2013: US$2,014,000) split as follows:

	December 31, 2015 US$‘000	December 31, 2014 US$‘000	December 31, 2013 US$‘000
Share-based payments – cost of sales	9	18	36
Share-based payments – selling, general and administrative	1,541	1,478	1,978

Total	1,550	1,496	2,014

The total share based payments charge for the year was US$1,974,000 (2014: US$2,533,000) (2013: US$3,303,000). However, a total of US$424,000 (2014: US$1,037,000) (2013: US$1,289,000) of share based payments was capitalised in intangible development project assets during the year.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a trinomial model. The following are the input assumptions used in determining the fair value of share options granted in 2015, 2014 and 2013:

	Key management personnel	Other employees	Key management personnel	Other employees	Key management personnel	Other employees
	2015	2015	2014	2014	2013	2013
Weighted average fair value at measurement date per ‘A’ share / (per ADS)	Nil	US$0.68 / (US$2.72)	US$1.13 / (US$4.52)	US$0.74/ (US$2.96)	US$1.64 / (US$6.56)	US$2.69 / (US$10.76)

Total ‘A’ share options granted / (ADS’s equivalent)	Nil	976,000 / (244,000)	1,700,000 / (425,000)	318,000/ (79,500)	2,540,000 / (635,000)	487,652/ (121,913)

Weighted average share price per ‘A’ share / (per ADS)	Nil	US$3.20 / (US$12.80)	US$4.23 / (US$16.90)	US$4.22 / (US$16.88)	US$4.21 / (US$16.85)	US$4.75 / (US$19.00)

Weighted average exercise price per ‘A’ share / (per ADS)	Nil	US$3.20 / (US$12.80)	US$4.23 / (US$16.90)	US$4.22/ (US$16.88)	US$4.21 / (US$16.85)	US$2.45 / (US$9.80)

Weighted average expected volatility	Nil	29.27%	32.54%	24.54%	49.69%	12.06%

Weighted average expected life	Nil	3.73	4.68	3.58	4.80	4.09

Weighted average risk free interest rate	Nil	1.46%	1.53%	1.22%	0.90%	0.27%

Expected dividend yield	Nil	1.14%	1.11%	1.11%	1%	1%

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

19.	TRADE AND OTHER PAYABLES

	December 31, 2015 US$’000	December 31, 2014 US$’000
Trade payables	8,329	9,470
Payroll taxes	302	406
Employee related social insurance	196	297
Accrued liabilities	9,262	10,699
Deferred consideration	360	125
Deferred income	187	200

	18,636	21,197

The deferred consideration payable in 2015 includes US$52,000 (2014: US$125,000) as a result of the acquisition of Phoenix Biotech in 2011, and US$308,000 (2014: Nil) as a result of the acquisition of Fiomi Diagnostics AB in 2012 net of deferred interest expense of US$34,000.

Accrued liabilities include US$2,195,000 (2014: US$2,195,000) relating to contracted licence payments for HIV-2 licence.

20.	PROVISIONS

	December 31, 2015 US$’000	December 31, 2014 US$’000
Provisions	75	75

There were no movements in provision during 2015 and 2014.

During 2015 the Group experienced no significant product warranty claims. However, the Group believes that it is appropriate to retain a product warranty provision to cover any future claims. The provision at December 31, 2015 represents the estimated cost of product warranties, the exact amount which cannot be determined. US$75,000 represents management’s best estimate of these obligations at December 31, 2015.

21.	OTHER PAYABLES DUE AFTER ONE YEAR

	December 31, 2015 US$’000	December 31, 2014 US$’000
Licence Fees	1,051	2,071
Deferred Consideration	—	299

	1,051	2,370

Licence fees in 2015 and 2014 relate to contracted payments for HIV-2 licence.

The deferred consideration payable in 2014 arises as a result of the acquisition of Fiomi Diagnostics AB in 2012 and is shown net of deferred interest expense of US$17,000. In 2015, this deferred consideration payable is included in trade and other payable, please refer to Note 19.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

22.	BORROWINGS

Exchangeable notes

During 2015, the Group issued US$115,000,000 of exchangeable senior notes which will mature on April 1, 2045, subject to earlier repurchase, redemption or exchange. The notes are senior unsecured obligations and accrue interest at an annual rate of 4%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2015. The notes are convertible into ordinary shares of the parent entity at the applicable exchange rate, at any time prior to the close of business on the second business day immediately preceding the maturity date, at the option of the holder, or repayable on April 1, 2045. The conversion rate is 47.112 ADSs per $1,000 principal amount of notes, equivalent to an exchange price of approximately $21.88 per ADS. The exchange rate is subject to adjustment upon the occurrence of certain events, but will not be adjusted for any accrued and unpaid interest. The notes include a number of non-financial covenants, all of which were complied with at December 31, 2015.

The notes include a number of put and call options, and these embedded derivatives are measured at fair value through the Consolidated Statement of Operations. The embedded derivatives are summarised as follows:

December 31, 2015
US$’000
Non-current assets
Exchangeable note bond call option	4,690

Non-current liabilities
Exchangeable note equity conversion option	6,340
Exchangeable note bond put option	4,880

11,220

Total value of embedded derivatives – net liability	6,530

Financial income in the consolidated statement of operations for the year includes US$13,015,000 arising from the revaluation of embedded derivatives at fair value at December 31, 2015.

The underlying debt liability is measured at its fair value, less transaction costs (US$4,471,000) and the fair value of embedded derivatives. The carrying value of exchangeable senior notes at December 31, 2015 is calculated as follows:

December 31, 2015
US$’000
Exchangeable senior notes issued	115,000
Fair value of embedded derivatives at issuance date	(19,550)
Unamortised transaction costs	(4,471)
Accretion interest	535

91,514

December 31, 2015
US$’000
Exchangeable senior notes	91,514
Non-current liabilities (conversion and put options)	11,220

Total non-current liabilities	102,734

This liability will accrete back to its nominal value of US$115,000,000 over the term of the debt using an effective interest rate methodology. Financial expense in the consolidated statement of operations for the year includes US$535,000 of accretion interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

23.	FINANCE LEASE LIABILITIES

Certain manufacturing equipment are held under finance lease arrangements following sale and leaseback transactions during the year, with a carrying value of US$1,696,000 as of December 31, 2015. The repayment period of finance leases is 5 years. Finance leases are secured by the related assets held under the finance lease, and the carrying values of finance lease liabilities at December 31, 2015 are as follows:

	December 31, 2015 US$’000	December 31, 2014 US$’000
Current liabilities
Finance lease liabilities	271	—

	271	—

Non-current liabilities
Finance lease liabilities	1,042	—

	1,042	—

Finance lease liabilities

Finance lease liabilities are payable as follows:

	December 31, 2015 US$’000
	Minimum lease payments	Interest	Principal
Less than one year	325	54	271
In more than one year, but not more than two	325	42	283
In more than two years but not more than five	804	45	759

	1,454	141	1,313

Terms and debt repayment schedule

The terms and conditions of outstanding interest bearing loans and borrowings at December 31, 2015 are as follows:

Facility	Currency	Nominal interest rate	Year of maturity	Fair Value	Carrying Value
Finance lease liabilities	Euro	4.54%	2020	1,313	1,313

Total interest-bearing loans and borrowings				1,313	1,313

24.	BUSINESS COMBINATIONS

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

24.	BUSINESS COMBINATIONS (CONTINUED)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

24.	BUSINESS COMBINATIONS (CONTINUED)

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

Blood bank screening business of Lab21 Ltd

The blood bank screening business of Lab21 Ltd was acquired by a newly incorporated Group entity, Trinity Biotech (UK) Ltd., for cash consideration of US$7,456,000. The business consists of a range of products for the screening of syphilis, malaria and cytomegalovirus (CMV) in blood donations. Located in Cambridge and Newmarket in the United Kingdom, the business employed 45 people between the two sites. The products, comprising very high quality TPHA, RPR and ELISA tests, have an excellent balance between sensitivity and specificity and compete in a market which has limited competition. The syphilis products had a market share of over 75% of the syphilis blood bank markets in the UK, France, Germany, Netherlands, Switzerland, Austria and Belgium. The malaria test is well positioned to avail of the increase in malaria blood bank testing in the developed world given the increased prevalence of malaria as a result of foreign travel. The CMV product was launched in late 2012 and has excellent revenue growth prospects. Trinity Biotech vacated both the Cambridge and Newmarket premises in 2014.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

25.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

The Group has capital commitments authorised and contracted for of US$182,000 as at December 31, 2015 (2014: US$1,610,000).

(b)	Leasing Commitments

The Group leases a number of premises under operating leases. The leases typically run for periods up to 25 years. Lease payments are reviewed periodically (typically on a 5 year basis) to reflect market rentals. Operating lease commitments payable during the next 12 months amount to US$2,869,000 (2014: US$3,109,000) payable on leases of buildings at Dublin and Bray, Ireland, Jamestown, Buffalo and Amherst, New York, Acton, Massachusetts, Carlsbad, California, Uppsala, Sweden, and Sao Paulo, Brazil. US$607,000 (2014: US$371,000) of these operating lease commitments relates to leases whose remaining term will expire within one year, US$455,000 (2014: US$711,000) relates to leases whose remaining term expires between one and two years, US$533,000 (2014: US$608,000) between two and five years and the balance of US$1,274,000 (2014: US$1,419,000) relates to leases which expire after more than five years. See Note 26 for related party leasing arrangements.

Future minimum operating lease commitments with non-cancellable terms in excess of one year are as follows:

Year ended 2015 Operating leases US$’000
2016	2,869
2017	2,343
2018	1,859
2019	1,687
2020	1,413
Later years	13,140

Total lease obligations	23,311

Year ended 2014 Operating leases US$’000
2015	3,109
2016	2,637
2017	1,949
2018	1,522
2019	1,464
Later years	16,062

Total lease obligations	26,743

For future minimum finance lease commitments, in respect of which the lessor has a charge over the related assets, see Note 23.

(c)	Bank Security

The Group repaid in full its bank borrowings in April 2010, at which point all previous charges against Group assets were released. At December 31, 2015 Group borrowings were at fixed rates of interest and consisted entirely of Euro denominated finance leases, refer to Note 23 and 27.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

25.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(d)	Group Company Guarantees

Pursuant to the provisions of Section 357, Irish Companies Act, 2014, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, Trinity Research Limited, Benen Trading Limited and Trinity Biotech Financial Services Limited subsidiary undertakings in the Republic of Ireland, for the financial year to December 31, 2014 and, as a result, these subsidiary undertakings have been exempted from the filing provisions of Section 357, Irish Companies Act, 2014. Where the Company enters into these guarantees of the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the company will be required to make a payment under the guarantee. The Company does not enter into financial guarantees with third parties.

(e)	Government Grant Contingencies

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at December 31, 2015. However if the income were to become repayable, the maximum amounts repayable as at December 31, 2015 would amount to US$2,756,000 (2014: US$3,070,000).

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

In November 2004, the Group entered into an agreement for a 25 year lease with JRJ for offices that have been constructed adjacent to its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$423,000) is payable from January 1, 2004. There was a rent review performed on this premises in 2009 and further to this review, there was no change to the annual rental charge.

In December 2007, the Group entered into an agreement with Mr. O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a rate of €17.94 per square foot (including fit out) giving a total annual rent of €787,000 (US$874,000).

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises. At December 31, 2015 there were no rental payments outstanding (2014: US$257,000).

Compensation of key management personnel of the Group

At December 31, 2013 the key management personnel of the Group were made up of four key personnel: the three executive directors; Mr Ronan O’Caoimh, Mr Rory Nealon and Dr Jim Walsh and Mr Kevin Tansley, our Chief Financial Officer/Company Secretary. On November 15, 2014 Rory Nealon retired from the company, and as at December 31, 2015 and 2014 the key management personnel of the Group were made up of Mr Ronan O’Caoimh, Dr Jim Walsh, and Mr Kevin Tansley. Compensation payable to Mr Rory Nealon relating to 2014 is included in the information below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

26.	RELATED PARTY TRANSACTIONS (CONTINUED)

Compensation for the year ended December 31, 2015 of these personnel is detailed below:

	December 31, 2015	December 31, 2014
	US$’000	US$’000
Short-term employee benefits	1,307	1,987
Performance related bonus	378	514
Post-employment benefits	61	132
Share-based compensation benefits	1,454	1,903

	3,200	4,536

Note 5 includes non executive directors’ fees of US$400,000 (2014: US$380,000) and share-based compensation benefits of US$239,000 (2014: US$206,000). Note 5 excludes the compensation costs of the Chief Financial Officer comprising total remuneration of US$527,000 (2014: US$573,000) and share-based compensation of US$451,000 (2014: US$428,000). Total directors’ remuneration is also included in “personnel expenses” (Note 6).

On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by an agreement with Darnick Company, a company wholly-owned by members of Mr O’Caoimh’s immediate family. Directors’ compensation includes payments made to Darnick Company.

Directors’ compensation also includes payments made to Diagnostic Polymers, a company wholly-owned by Jim Walsh and members of his immediate family.

Directors’ and Company Secretary’s interests in the Company’s shares and share option plan

	‘A’ Ordinary Shares	Share options
At January 1, 2015	5,185,306	6,640,004
Exercised	625,000	(625,000)
Shares sold during the year	(115,000)	—

At December 31, 2015	5,695,306	6,015,004

	‘A’ Ordinary Shares	Share options
At January 1, 2014	5,730,306	5,688,756
Exercised	55,000	(748,752)
Granted	—	1,700,000
Shares sold during the year	(600,000)	—

At December 31, 2014	5,185,306	6,640,004

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

At December 31, 2015, there was US$161,000 receivable by the Group relating to the exercise of share options by the Company Secretary. There were no director loans advanced during 2015 or 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

26.	RELATED PARTY TRANSACTIONS (CONTINUED)

In June 2009, the Board approved the payment of a dividend of $2,830,000 by Trinity Research Limited to Rayville Limited on the ‘B’ shares held by it. This amount was then lent back by Rayville to Trinity Research Limited. As the dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2014 and 2015 consolidated financial statements.

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

Interest rate risk

Effective and repricing analysis

The following table sets out all interest-earning financial assets and interest bearing financial liabilities held by the Group at December 31, indicating their effective interest rates and the period in which they re-price:

As at December 31, 2015	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6-12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	16	0.9%	101,953	71,953	30,000	—	—	—
Finance lease receivable	13, 15	4.1%	1,399	270	252	437	440	—
Deferred consideration	19	3.1%	(360)	(52)	(308)	—	—	—
Licence payments	19, 21	3.0%	(3,246)	(1,112)	(1,083)	(1,051)	—	—
Finance lease payable	23	4.5%	(1,313)	(134)	(137)	(283)	(759)	—
Exchangeable note	22	4.8%	(91,514)	—	—	—		(91,514)

Total			6,919	70,925	28,724	(897)	(319)	(91,514)

As at December 31, 2014	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6-12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	16	0.1%	9,102	9,102	—	—	—	—
Finance lease receivable	13, 15	4.2%	1,690	298	276	478	638	—
Deferred consideration	19, 21	3.1%	(424)	—	(125)	(299)	—	—
Licence payments	19, 21	3.0%	(4,266)	(1,112)	(1,083)	(1,051)	(1,020)	—

Total			6,102	8,288	(932)	(872)	(382)	—

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$1,020,000 (2014: US$91,000) and would not affect the interest expense (2014: nil) resulting in an increase in net interest income of US$1,020,000 (2014: increase in net interest income of US$91,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Interest rate profile of financial assets / liabilities

The interest rate profile of financial assets/liabilities of the Group was as follows:

	December 31, 2015 US$ ‘000	December 31, 2014 US$ ‘000
Fixed rate instruments
Fixed rate financial liabilities (deferred consideration)	(360)	(424)
Fixed rate financial liabilities (licence fees)	(3,246)	(4,266)
Fixed rate financial liabilities (exchangeable note)	(91,514)	—
Fixed rate financial liabilities (finance lease payables)	(1,313)	—
Financial assets (cash and short-term deposits)	94,663	2,699
Financial assets (finance lease receivables)	1,399	1,690
Variable rate instruments
Financial assets (cash and short-term deposits)	7,290	6,403

	6,919	6,102

In 2015 and 2014, the fixed rate financial liabilities relating to deferred consideration arises as a result of the Fiomi acquisition in 2012. The weighted average interest rate and weighted average period for which the rate is fixed is as follows:

	December 31, 2015	December 31, 2014
Fixed rate financial liabilities (deferred consideration)
Weighted average interest rate	3.1%	3.1%
Weighted average period for which rate is fixed	0.67 years	1.67 years

Financial assets comprise cash and cash equivalents as at December 31, 2015 and December 31, 2014 (see Note 16).

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial liabilities at fair value through profit and loss. Therefore a change in interest rates at December 31, 2015 would not affect profit or loss.

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

Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, where applicable, based on observable market rates plus a premium which reflects the risk profile of the Group at the reporting date, were as follows:

	December 31, 2015	December 31, 2014
Deferred Consideration	3.1%	3.1%

There was no significant difference between the fair value and carrying value of the Group’s trade receivables and trade and other payables at December 31, 2015 and December, 31 2014 as all fell due within 6 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Liquidity risk

The Group’s operations are cash generating. Short-term flexibility is achieved through the management of the Group’s short-term deposits.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As at December 31, 2015 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade & other payables	18,537	18,537	16,403	1,083	1,051	—	—
Exchangeable notes	91,514	115,000	—	—	—	—	115,000
Exchangeable note interest	1,150	135,700	2,300	2,300	4,600	13,800	112,700

	111,201	269,237	18,703	3,383	5,651	13,800	227,700

As at December 31, 2014 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade & other payables	23,567	23,567	20,117	1,080	1,350	1,020	—

	23,567	23,567	20,117	1,080	1,350	1,020	—

Foreign exchange risk

The majority of the Group’s activities are conducted in US Dollars. Foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, where considered necessary, the Group pursues a treasury policy which periodically aims to sell US Dollars forward to match a portion of its uncovered Euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro forecasted transactions. Forward contracts normally have maturities of less than one year after the balance sheet date. There were no forward contracts in place as at December 31, 2015.

Foreign currency short term financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are those reported to key management translated into US Dollars at the closing rate:

As at December 31, 2015	EUR US$‘000	GBP US$‘000	SEK US$‘000	CAD US$‘000	BRL US$‘000	Other US$‘000
Cash	617	379	28	254	405	—
Trade and other receivable	996	157	182	311	709	—
Trade and other payables	(1,800)	(144)	(1,206)	(92)	(1,291)	—

Total exposure	(187)	392	(996)	473	(177)	—

As at December 31, 2014	EUR US$‘000	GBP US$‘000	SEK US$‘000	CAD US$‘000	BRL US$‘000	Other US$‘000
Cash	819	295	579	178	190	12
Trade and other receivable	1,547	287	233	358	1,296	7
Trade and other payables	(2,515)	(270)	(1,517)	(100)	(876)	—

Total exposure	(149)	312	(705)	436	610	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

The Group states its forward exchange contracts at fair value in the balance sheet. The Group classifies its forward exchange contracts as hedging forecasted transactions and thus accounts for them as cash flow hedges.

There were no forward exchange contracts in place at December 31, 2015 or December 31, 2014.

Sensitivity analysis

A 10% strengthening of the US Dollar against the following currencies at December 31, 2015 would have increased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss US$’000	Other equity movements US$’000
December 31, 2015
Euro	1,466	—

December 31, 2014
Euro	2,057	—

A 10% weakening of the US Dollar against the following currencies at December 31, 2015 would have decreased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss US$’000	Other equity movements US$’000
December 31, 2015
Euro	(1,792)	—

December 31, 2014
Euro	(2,515)	—

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk is as follows:

	Carrying Value December 31, 2015 US$’000	Carrying Value December 31, 2014 US$’000
Third party trade receivables	19,498	20,277
Finance lease income receivable	1,399	1,690
Cash & cash equivalents	101,953	9,102

	122,850	31,069

The maximum exposure to credit risk for trade receivables and finance lease income receivable by geographic location is as follows:

	Carrying Value December 31, 2015 US$’000	Carrying Value December 31, 2014 US$’000
United States	12,935	11,332
Euro-zone countries	1,169	1,813
UK	218	388
Other European countries	33	22
Other regions	6,542	8,412

	20,897	21,967

The maximum exposure to credit risk for trade receivables and finance lease income receivable by type of customer is as follows:

	Carrying Value December 31, 2015 US$’000	Carrying Value December 31, 2014 US$’000
End-user customers	10,542	10,675
Distributors	8,959	10,631
Non-governmental organisations	1,396	661

	20,897	21,967

Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

Impairment Losses

The ageing of trade receivables at December 31, 2015 is as follows:

	Gross	Impairment	Gross	Impairment
	2015	2015	2014	2014
	US$’000	US$’000	US$’000	US$’000
Not past due	12,413	—	13,241	—
Past due 0-30 days	3,299	—	3,359	—
Past due 31-120 days	1,794	87	2,637	22
Greater than 120 days	4,804	2,725	3,245	2,183

	22,310	2,812	22,482	2,205

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2015	2014	2013
	US$’000	US$’000	US$’000
Balance at January 1	2,205	2,150	1,520
Charged to costs and expenses	780	237	62
Related to acquisitions	—	—	700
Charged to other accounts	—	(19)	—
Amounts written off during the year	(173)	(163)	(132)

Balance at December 31	2,812	2,205	2,150

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

Although at December 31, 2015 the Group has no bank debt, it maintains a relationship with a number of lending banks and Trinity Biotech is listed on the NASDAQ which allows the Group to raise funds through equity financing where necessary. During 2015, the Group raised US$115,000,000 through the issuance of 30 year exchangeable senior notes which will mature on April 1, 2045, subject to earlier repurchase, redemption or exchange.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Fair Values

The table below sets out the Group’s classification of each class of financial assets/liabilities, their fair values and under which valuation method they are valued:

		Level 1	Level 2	Total carrying amount	Fair Value
	Note	US$’000	US$’000	US$’000	US$’000
December 31, 2015
Loans and receivables
Trade receivables	15	19,498	—	19,498	19,498
Cash and cash equivalents	16	101,953	—	101,953	101,953
Finance lease receivable	13, 15	1,399	—	1,399	1,399

		122,850	—	122,850	122,850

Liabilities at amortised cost
Exchangeable note	22	(91,514)	—	(91,514)	(91,514)
Finance lease payable	23	(75)	—	(1,313)	(1,313)
Deferred consideration (Phoenix Bio-tech)	19	(1,313)	—	(52)	(52)
Trade and other payables (excluding deferred income)	19	(52)	—	(18,089)	(18,089)
Provisions	20	(18,089)	—	(75)	(75)
Net deferred consideration payable (‘Fiomi’)	21	—	(308)	(308)	(308)
Licence fees	21	—	(1,051)	(1,051)	(1,051)

		(111,043)	(1,359)	(112,402)	(112,402)

Fair value through profit and loss (FVPL)
Exchangeable note bond call option	22	—	4,690	4,690	4,690
Exchangeable note equity conversion option	22	—	(6,340)	(6,340)	(6,340)
Exchangeable note bond put option	22	—	(4,880)	(4,880)	(4,880)

		—	(6,530)	(6,530)	(6,530)

		11,807	(7,889)	3,918	3,918

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

27.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

	Note	Level 1 US$’000	Level 2 US$’000	Total carrying amount US$’000	Fair Value US$’000
December 31, 2014
Loans and receivables
Trade receivables	15	20,277	—	20,277	20,277
Cash and cash equivalents	16	9,102	—	9,102	9,102
Finance lease receivable	13, 15	1,690	—	1,690	1,690

		31,069	—	31,069	31,069

Liabilities at amortised cost
Deferred Consideration (Phoenix Bio-tech)		(125)	—	(125)	(125)
Trade and other payables (excluding deferred income)	19	(20,872)	—	(20,872)	(20,872)
Provisions	20	(75)	—	(75)	(75)
Net Deferred Consideration Payable (‘Fiomi’)	21	—	(299)	(299)	(299)
Licence fees	21	—	(2,071)	(2,071)	(2,071)

		(21,072)	(2,370)	(23,442)	(23,442)

		9,997	(2,370)	7,627	7,627

The valuation techniques used for instruments categorised as level 2 are described below:

Net deferred consideration payable

The deferred consideration payable relating to the acquisition of Fiomi is based on contractual amounts payable upon the achievement of specified milestones. The amount payable is revalued to its fair value using a discount rate based on observable market interest rates, adjusted to include a risk premium.

Licence fees

Licence fees payable are based on contractual amounts payable at specified intervals, and are revalued to their fair value using a discount rate based on observable market interest rates, adjusted to include a risk premium.

Exchangeable note options

The fair values of the options associated with the exchangeable notes are calculated in consultation with third-party valuation specialists due to the complexity of their nature. There are a number of inputs utilised in the valuation of the options, including share price, historical share price volatility, risk-free rate and the expected borrowing cost spread over the risk-free rate.

28.	DIVIDENDS PAID

A dividend of 22 cents per ADS was approved and paid during 2015 in respect of the 2014 financial year (22 cents per ADS approved and paid in 2014 in respect of the 2013 financial year).

	2015 US$’000	2014 US$’000
Declared and paid during the year:
Dividends on ordinary shares:

Final dividend in respect of FY 2014 profits: US$0.055 per ‘A’ share (US$0.22 per ADS).	5,099	5,029

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

29.	POST BALANCE SHEET EVENTS

On March 3, 2016, the Group announced that it was suspending the payment of dividends and would commence a share buyback program. Based on a resolution passed at its most recent AGM, the Company is currently authorized to repurchase up to 10% of its own shares. The Company’s ability to buy back shares will be determined by available liquidity and general market conditions and will be carried out in accordance with applicable securities laws and regulations.

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

Key sources of estimation uncertainty

Note 11 contains information about the assumptions and the risk factors relating to goodwill impairment. Note 18 outlines information regarding the valuation of share options and warrants. Note 22 outlines the valuation techniques used by the Company in determining the fair value of exchangeable notes and the associated embedded derivatives. Note 24 outlines the valuation techniques used by the Company in determining the fair value of business combinations. In Note 27, detailed analysis is given about the interest rate risk, credit risk, liquidity risk and foreign exchange risk of the Group.

Critical accounting judgements in applying the Group’s accounting policies

Certain critical accounting judgements in applying the Group’s accounting policies are described below:

Research and development expenditure

Under IFRS as adopted by the EU, the Group writes off research and development expenditure as incurred, with the exception of expenditure on projects whose outcome has been assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues. Such expenditure is capitalised at cost within intangible assets and amortised over its expected useful life of 15 years, which commences when commercial production starts.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

30.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

30.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Note 12 to the consolidated financial statements outlines the basis for the deferred tax assets and liabilities and includes details of the unrecognised deferred tax assets at year end. The Group derecognised deferred tax assets arising on unused tax losses except to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilized before they expire. The derecognition of these deferred tax assets was considered appropriate in light of the increased tax losses caused by the restructuring and uncertainty over the timing of the utilization of the tax losses. Except for the derecognition of deferred tax assets there were no material changes in estimates used to calculate the income tax expense provision during 2015, 2014 or 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

31.	GROUP UNDERTAKINGS

The consolidated financial statements include the financial statements of Trinity Biotech plc and the following principal subsidiary undertakings:

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Trinity Biotech plc IDA Business Park, Bray Co. Wicklow, Ireland	Investment and holding company	Ireland	Holding company

Trinity Biotech Manufacturing Limited IDA Business Park, Bray Co. Wicklow, Ireland	Manufacture and sale of diagnostic test kits	Ireland	100%

Trinity Research Limited IDA Business Park, Bray Co. Wicklow, Ireland	Research and development	Ireland	100%

Benen Trading Limited IDA Business Park, Bray Co. Wicklow, Ireland	Trading	Ireland	100%

Trinity Biotech Manufacturing Services Limited IDA Business Park, Bray Co. Wicklow, Ireland	Engineering services	Ireland	100%

Trinity Biotech Luxembourg Sarl 1, rue Nicolas Simmer, L-2538 Luxembourg	Investment and provision of financial services	Luxembourg	100%

Trinity Biotech Inc Girts Road, Jamestown, NY 14702, USA	Holding Company	U.S.A.	100%

Clark Laboratories Inc Trading as Trinity Biotech (USA) Girts Road, Jamestown NY14702, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Mardx Diagnostics Inc 5919 Farnsworth Court Carlsbad CA 92008, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Fitzgerald Industries International, Inc 2711 Centerville Road, Suite 400 Wilmington, New Castle Delaware, 19808, USA	Management services company	U.S.A.	100%

Biopool US Inc (trading as Trinity Biotech Distribution) Girts Road, Jamestown NY14702, USA	Sale of diagnostic test kits	U.S.A.	100%

Primus Corporation 4231 E 75th Terrace Kansas City, MO 64132, USA	Manufacture and sale of diagnostic test kits and instrumentation	U.S.A.	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

31.	GROUP UNDERTAKINGS (CONTINUED)

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Phoenix Bio-tech Corp. 1166 South Service Road West Oakville, ON L6L 5T7 Canada.	Manufacture and sale of diagnostic test kits	Canada	100%

Fiomi Diagnostics Holding AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Holding Company	Sweden	100%

Fiomi Diagnostics AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Research and development	Sweden	100%

Trinity Biotech Do Brasil Rua Claudio Soares Sao Paulo Brazil	Sale of diagnostic test kits	Brazil	100%

Trinity Biotech (UK) Ltd 184 Cambridge Science Park Cambridge CB4 0GA United Kingdom	Manufacture of blood bank screening products	UK	100%

Immco Diagnostics Inc 60 Pineview Drive Buffalo NY 14228, USA	Manufacture and sale of autoimmune products	U.S.A.	100%

Nova Century Scientific Inc 5022 South Service Road Burlington Ontario Canada	Manufacture and sale of autoimmune products	Canada	100%

Trinity Biotech Investment Ltd PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands	Investment and provision of financial services	Cayman Islands (Incorporated March 20, 2015)	100%

32.	AUTHORISATION FOR ISSUE

These Group consolidated financial statements were authorised for issue by the Board of Directors on April 8, 2016.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

TRINITY BIOTECH PLC

By:	/s/ RONAN O’CAOIMH
Mr Ronan O’Caoimh
Director/
Chief Executive Officer

Date: April 8, 2016

By:	/s/ KEVIN TANSLEY
Mr Kevin Tansley
Company secretary/
Chief Financial Officer

Date: April 8, 2016

Item 19	Exhibits

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association of Trinity Biotech plc (included as Exhibit 1 to our Annual Report on Form 20-F (File No. 000-22320), filed with the SEC on March 31, 2006).

2.0	Form of Deposit Agreement dated as of October 21, 1992, as amended and restated, among Trinity Biotech plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder (included as Exhibit 1 to our Form F-6 (File No. 333-111946), filed with the SEC on January 15, 2004.)

4.1	Trinity Biotech plc Employee Share Option Plan 2013 (included as Exhibit 4.1 to our Registration Statement on Form S-8 (File No. 333-195232), filed with the SEC on April 11, 2014).

4.2	Trinity Biotech plc Employee Share Option Plan 2011 (included as Exhibit 4 to our Registration Statement on Form S-8 (File No. 333-182279), filed with the SEC on June 22, 2012).

4.3	Share Option Agreement dated as of July 26, 2013 between Trinity Biotech Public Limited Company and William J. Maggio (102,400 shares) (included as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-195232), filed with the SEC on April 11, 2014).

4.4	Share Option Agreement dated as of July 26, 2013 between Trinity Biotech Public Limited Company and William J. Maggio (36,452 shares) (included as Exhibit 4.3 to our Registration Statement on Form S-8 (File No. 333-195232), filed with the SEC on April 11, 2014).

4.5	Share Option Agreement dated as of July 26, 2013 between Trinity Biotech Public Limited Company and Rajnish Mittal (102,400 shares) (included as Exhibit 4.4 to our Registration Statement on Form S-8 (File No. 333-195232), filed with the SEC on April 11, 2014).

4.6	Share Option Agreement dated as of July 26, 2013 between Trinity Biotech Public Limited Company and Kevin Lawson (102,400 shares) (included as Exhibit 4.5 to our Registration Statement on Form S-8 (File No. 333-195232), filed with the SEC on April 11, 2014).

4.7	Credit Facilities Letter dated as of February 6, 2015 between Allied Irish Banks, p.l.c. and Trinity Biotech plc, Trinity Biotech Manufacturing Limited and Trinity Biotech Financial Services Limited, as Borrowers (included as Exhibit 4.7 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.8	Guarantee Letter to Allied Irish Banks, p.l.c. dated as of February 6, 2015 by Trinity Biotech plc, Trinity Biotech Manufacturing Limited and Trinity Biotech Financial Services Limited, as Borrowers (included as Exhibit 4.8 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.9	Fiomi Diagnostics AB Share Purchase Agreement dated as of February 28, 2012 (included as Exhibit 4(a) of our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on April 6, 2012).

4.10	Agreement and Plan of Merger dated as of July 26, 2013 with Immco Diagnostics, Inc. (included as Exhibit 4.1 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 000- 22320), filed with the SEC on April 9, 2014).

4.11	Lease agreement dated as of October 18, 2004 between Ronan O’Caoimh and Jim Walsh with Trinity Biotech Manufacturing Limited in respect of office premises in Bray, Co Wicklow, Ireland (included as Exhibit 4b.1 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 31, 2006).

4.12	Lease agreement dated as of November 26, 2004 between Ronan O’Caoimh, Jonathon O’Connell and Jim Walsh with Trinity Biotech plc in respect of warehouse premises in Bray, Co Wicklow, Ireland (included as Exhibit 4b.2 to our to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on 31 March 2006).

4.13	Lease agreement dated as of December 20, 2007 between Ronan O’Caoimh and Jim Walsh with Trinity Biotech Manufacturing Limited in respect of warehouse premises in Bray, Co Wicklow, Ireland (included as Exhibit 4.13 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.14	Lease agreement dated as of March 19, 2004 between Livers, LLC with Primus Corporation in respect of office premises in Kansas City, Missouri, U.S.A. (included as Exhibit 4.14 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.15	Lease agreement dated as of May 30, 2001 between Lorrelle S. Johnson and Sharon L. Johnson with Clark Laboratories Inc in respect of office premises in Jamestown, New York, U.S.A. (included as Exhibit 4.15 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.16	Lease agreement dated as of February 13, 2012 between Barco Inv. Inc with Mardx Diagnostics in respect of office premises in San Diego, California, U.S.A. (included as Exhibit 4.16 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.17	Lease agreement dated as of December 1, 2007 between 60 Pineview LLC with Immco Diagnostics Inc in respect of office premises in Amherst, New York, U.S.A. (included as Exhibit 4.17 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.18	Lab21 Business and Asset Purchase Agreement dated as of July 18, 2013 (included as Exhibit 4.18 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.19	CDC Non-Exclusive Patent License Agreement dated as of May 22, 2012 (included as Exhibit 4.19 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.20	The University of Texas System Materials License Agreement dated as of April 18, 2005 (included as Exhibit 4.20 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.21	Inverness Medical Innovations, Inc. Patent License Agreement renewal dated as of August 3, 2006 (included as Exhibit 4.21 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.22	National Institute of Health Non-Exclusive Patent License Agreement dated as of December 17, 1999 (included as Exhibit 4.22 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

8.1	List of significant subsidiaries of Trinity Biotech plc (included as Item 18, note 31 to the consolidated financial statements in this Annual Report).

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm