Form 20-F
period 2016-12-31
TRINITY BIOTECH PLC
filed 2017-04-24
CIK 888721

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

96,162,410 Class ‘A’ Ordinary Shares

(as of December 31, 2016)

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

Large accelerated filer  ☐                            Accelerated filer  ☒                            Non-accelerated filer  ☐                            Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐   No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statements on Form S-8 File Nos. 333-166590, 333-182279 and 333-195232

General

As used herein, references to “we”, “us”, “Trinity Biotech” or the “Group” in this Form 20-F shall mean Trinity Biotech plc and its world-wide subsidiaries, collectively. References to the “Company” in this annual report shall mean Trinity Biotech plc.

Our financial statements are presented in US Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The IFRS applied are those effective for accounting periods beginning January 1, 2016. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. All references in this annual report to “Dollars” and “$” are to US Dollars, and all references to “Euro” or “€” are to European Union Euro. Except as otherwise stated herein, all monetary amounts in this annual report have been presented in US Dollars. For presentation purposes all financial information, including comparative figures from prior periods, have been stated in round thousands.

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

The following selected consolidated financial data of Trinity Biotech as at December 31, 2016 and 2015 and for each of the years ended December 31, 2016, 2015 and 2014 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto set forth in Item 18 of this Annual Report. The selected consolidated financial data as at December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and December 31, 2012 are derived from the audited consolidated financial statements not appearing in this Annual Report. This data should be read in conjunction with the financial statements, related notes and other financial information included elsewhere herein.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

	Year ended December 31,
	2016 US$‘000	2015 US$‘000	2014 US$‘000	2013 US$‘000	2012 US$‘000
Revenues	99,611	100,195	104,872	91,216	82,510
Cost of sales	(56,127)	(53,683)	(55,496)	(45,996)	(40,257)

Gross profit	43,484	46,512	49,376	45,220	42,253
Other operating income	239	288	424	532	468
Research and development expenses	(5,040)	(5,069)	(4,291)	(3,691)	(3,130)
Selling, general and administrative expenses	(30,366)	(28,225)	(30,071)	(33,066)	(22,425)
Selling, general and administrative expenses - impairment charges and inventory write-off/provision	(48,165)	—	—	—	—

Operating (loss)/profit	(39,848)	13,506	15,438	8,995	17,166
Financial income	3,147	13,491	97	1,276	2,280
Financial expenses	(5,439)	(4,054)	(132)	(51)	(88)

Net financing income	(2,292)	9,437	(35)	1,225	2,192

(Loss)/Profit before tax	(42,140)	22,943	15,403	10,220	19,358
Income tax Credit/(expense)	3,557	(756)	(479)	(574)	(2,017)

(Loss)/Profit for the year	(38,583)	22,187	14,924	9,646	17,341

Loss/(Profit) for the year on discontinued operations	(62,042)	(391)	2,290	—	—

(Loss)/Profit for the year (all attributable to owners of the parent)	(100,625)	21,796	17,214	9,646	17,341

Basic (loss)/earnings per ADS (US Dollars)	(4.38)	0.94	0.76	0.44	0.81
Diluted earnings per ADS (US Dollars)	(4.38)	0.46	0.73	0.41	0.77
Basic (loss)/earnings per ‘A’ ordinary share (US Dollars)	(1.10)	0.24	0.19	0.11	0.20
Diluted (loss)/earnings per ‘A’ ordinary share (US Dollars)	(1.10)	0.12	0.18	0.10	0.19
Weighted average number of shares used in computing basic EPS per ADS	22,964,703	23,161,773	22,749,726	21,936,647	21,418,821
Weighted average number of shares used in computing diluted EPS per ADS	28,299,399	27,407,793	23,717,747	23,428,175	22,443,404
Weighted average number of shares used in computing basic EPS per ‘A’ ordinary share	91,858,813	92,647,091	90,998,904	87,746,588	85,675,284
Weighted average number of shares used in computing diluted EPS per ‘A’ ordinary share	113,197,598	109,631,172	94,870,988	93,712,698	89,773,616

Consolidated Balance Sheet Data

	December 31, 2016 US$’000	December 31, 2015 US$’000	December 31, 2014 US$’000	December 31, 2013 US$’000	December 31, 2012 US$’000
Net current assets (current assets less current liabilities)	108,208	143,085	46,888	55,766	97,531
Non-current liabilities	(115,585)	(129,646)	(23,809)	(22,499)	(15,061)
Total assets	249,592	363,683	242,838	226,486	197,407
Capital stock	1,213	1,209	1,192	1,170	1,134
Shareholders’ equity	108,727	213,892	196,972	183,011	169,380

There were no dividends declared in respect of the fiscal year 2015 (a final dividend of 22 cents per ADS was paid in 2015 in respect of the fiscal year 2014, 22 cents per ADS paid in 2014 in respect of the fiscal year 2013, 20 cents per ADS paid in 2013 in respect of the fiscal year 2012 and 15 cents per ADS paid in 2012 in respect of the fiscal year 2011).

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

•

Our long-term viability and growth will depend upon the successful discovery, development and commercialization of other products from our research and development (“R&D”) activities. In order to remain competitive, we are committed to significant expenditures on R&D and the commercialization of new or enhanced products. The R&D process generally takes a significant amount of time from product inception to commercial launch. However, there is no certainty that this investment in research and development will yield technically feasible or commercially viable products. We may have to abandon a new or enhanced product or a product during its development phase in which we have invested substantial time and money. During the fiscal years ended December 31, 2016, 2015 and 2014, we incurred US$17.4 million, US$19.7 million and US$20.3 million, respectively, in capitalized R&D expenses. We expect to continue to incur significant costs related to our research and development activities.

•

Successful products require significant development and investment, including testing to demonstrate their performance capabilities, cost-effectiveness or other benefits prior to commercialization. In addition, unless exempt, regulatory clearance or approval must be obtained before our medical device products may be sold. Additional development efforts on these products may be required before we are ready to submit applications for marketing authorisation to any regulatory authority. Regulatory authorities may not clear or approve these products for commercial sale or may substantially delay or condition clearance or approval. In addition, even if a product is successfully developed and all applicable regulatory clearances or approvals are obtained, there may be little or no market for the product. Accordingly, if we fail to develop and gain commercial acceptance for our products, or if we have to abandon a new product during its development phase, or if competitors develop more effective products or a greater number of successful new products, customers may decide to use products developed by our competitors. This would result in a loss of revenues and adversely affect our results of operations, cash flow and business.

•

Our future growth in the United States is dependent in part on Food and Drug Administration (“FDA”) clearance of products. If FDA clearance is delayed or not achieved for these products, it could have a material impact on the future growth of our business. Similarly, future growth outside of USA is dependent on clearance of products by the relevant regulatory authorities in those countries.

Our ability to sell products could be adversely affected by competition from new and existing diagnostic products.

•

We have invested in research and development but there can be no guarantees that our R&D programmes will not be rendered technologically obsolete or financially non-viable by the technological advances of our competitors, which would also adversely affect our existing product lines and inventory. The main competitors of Trinity Biotech (and their principal products with which Trinity Biotech competes) include: Abbott Diagnostics (AxSYM™, IMx™, i-STAT®, Determine™, Wampole™, Athena™, Biosite Triag®), Arkray (HA-8180), Bio-Rad (Bioplex™, Variant II, Turbo and D10™), Diasorin Inc. (Liasion™, ETIMAX™), Johnson & Johnson – Ortho Clinical Diagnostics (Vitros™), OraSure Technologies, Inc. (OraQuick®), Roche Diagnostics (COBAS AMPLICOR™, Ampliscreen™, Accutrend™, Tina Quant™), Siemens – Beckman Coulter (Uni-Cel), Siemens – Dade-Behring (BEP 2000, Enzygnost®), Siemens – Bayer (Centaur™), Siemens – DPC (Immulite™), Thermo Fisher (Konelab™) and Tosoh (G8™).

•

The diagnostics industry is focused on the testing of biological specimens in a laboratory or at the point-of-care and is highly competitive and rapidly changing. As new products enter the market, our products may become obsolete or a competitor’s products may be more effective or more effectively marketed and sold than ours. If we fail to maintain and enhance our competitive position, our customers may decide to use products developed by competitors which could result in a loss of revenues.

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

•

Our tests compete with products made by our competitors. Multiple competitors are making investments in competing technologies and products, and a number of our competitors may have a competitive advantage because of their greater financial, technical, research and other resources. Some competitors offer broader product lines and may have greater market presence or name recognition than we have. If we receive FDA clearance, and in order to achieve market acceptance, we and/or our distributors will likely be required to undertake substantial marketing efforts and spend significant funds to inform potential customers and the public of the existence and perceived benefits of our products. Our marketing efforts for these products may not be successful. As such, there can be no assurance that these products will obtain significant market acceptance and fill the market needs that are perceived to exist on a timely basis, or at all.

If we fail to maintain regulatory approvals and clearances, or are unable to obtain, or experience significant delays in obtaining, regulatory clearances or approvals for our future products or product enhancements, our ability to commercially distribute and market these products could suffer.

•

Our medical device products and operations are subject to rigorous government regulation in the United States by the FDA, and numerous other federal, state and foreign governmental authorities, as well as and by comparable regulatory authorities in other jurisdictions such as the Health Products Regulatory Authority (“HPRA”) in Ireland and the Medicines and Healthcare products Regulatory Agency (“MHRA”) in the UK . In particular, we are subject to strict governmental controls on the development, manufacture, labelling, storage, testing, advertising, promotion, marketing, distribution and import and export of our products. In addition, we or our distributors are often required to register with and/or obtain clearances or approvals from foreign governments or regulatory bodies before we can import and sell our products in foreign countries. The clearance and approval process for our products, while variable across countries, is generally lengthy, time consuming, detailed and expensive.

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

•

Initiating and completing clinical trials necessary to support approval of future products under development, is time consuming and expensive and the outcome uncertain. Moreover, the results of early clinical trials are not necessarily predictive of future results, and any product we advance into clinical trials may not have favorable results in later clinical trials.

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

•

Even after we obtain clearance or approval for our medical devices, we are still subject to ongoing and extensive post market regulatory requirements. Regulation by the FDA and other federal, state and foreign regulatory agencies, such as the HPRA in E.U., impacts many aspects of our operations, and the operations of our suppliers and distributors, including manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, marketing, record keeping, import and export. For example, the manufacture of medical devices must comply with the FDA’s Quality System Regulation (“QSR”), which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. Our manufacturing facilities and those of our suppliers and distributors are, or can be, subject to periodic regulatory inspections by the FDA to assess compliance with the QSR and other regulations, and by other comparable foreign regulatory authorities with respect to similar requirements in other jurisdictions. The FDA and foreign regulatory agencies may require post-marketing testing and surveillance to monitor the performance of approved products or place conditions on any product clearances or approvals that could restrict the commercial applications of those products. The failure by us or one of our suppliers to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

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

Other regulatory authorities have similar sanctions in their respective jurisdictions.

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

•

In addition to the FDA and other regulations described above, laws and regulations in some countries may restrict our ability to sell products in those countries. While we intend to comply with any applicable restrictions, there is no guarantee we will be successful in these efforts.

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

•

We are also required to comply with the FDA’s Medical Device Reporting (“MDR”), requirements in the United States and comparable regulations worldwide, such as the HPRA. For example, under the FDA’s MDR regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. In addition, all manufacturers placing medical devices in European Union markets are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the Competent Authority in whose jurisdiction the incident occurred.

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

•

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

•

For example, we obtained 510(k) clearance for our Primus Variant System for the separation and quantification of normal and abnormal haemoglobin species as an aid in the diagnosis of haemoglobinopathies. The sample type used by this system was blood tubes. We subsequently introduced two systems based on the original Primus Variant System and they were named as ultra² GeneSys Variant System and ultra² Resolution Variant System. The primary focus of the GeneSys was on newborn screening using Dried Blood Spots as the sample type, while the Resolution was intended for confirmatory testing on the adult population using blood tubes as the sample type. We determined that these modifications to the indications for use were within our existing clearance and did not require the submission of a new 510(k) notification. The FDA stated that the use of Dried Blood Spots was not part of the original submission and represented a new modified Intended Use. The FDA informed us that it disagreed with our decision not to seek new 510(k) clearances for these modifications, and we have agreed to file new 510(k) notifications to obtain clearance for these indications. We have filed the 510(k) submission and are awaiting FDA approval. . Although the FDA has informed us that we may continue marketing these products pending clearance of new 510(k) notifications, there is no guarantee that we will be able to obtain new 510(k) clearances on a timely basis, or at all or that the FDA will not withdraw its authorisation to continue marketing the products pending new 510(k) clearance. If we are not able to obtain new 510(k) clearances, or if the FDA withdraws its authorisation, we may be required to cease marketing for the currently-marketed indications and remove these products from U.S. commercial distribution.

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

•

the U.S. Foreign Corrupt Practices Act, or the FCPA, which prohibits corporations and individuals from paying, offering to pay or authorising the payment of anything of value to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity; the UK Bribery Act, which prohibits both domestic and international bribery, as well as bribery across both public and private sectors; and bribery provisions contained in the German Criminal Code, which makes the corruption and corruptibility of physicians in private practice and other healthcare professionals a criminal offense; and

•

analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any payor, including commercial insurers; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

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

•

Trinity Biotech has global product liability insurance in place for its manufacturing subsidiaries up to a maximum of €6,500,000 (US$6,841,000) for any one accident, limited to a maximum of €6,500,000 (US$6,841,000) in any one year period of insurance. A deductible of €5,000 ($5,300) for each claim and every claim increasing to US$25,000 in respect of USA/Canada is applicable to each insurance event that may arise. There can be no assurance that our product liability insurance is sufficient to protect us against liability that could have a material adverse effect on our business. In addition, although we believe that we will be able to continue to obtain adequate coverage in the future, there is no assurance that we will be able to do so at acceptable costs.

Significant interruptions in production at our principal manufacturing facilities and/or third-party manufacturing facilities would adversely affect our business and operating results.

•

Products manufactured at our facilities in Bray, Ireland, Jamestown and Buffalo, New York, Kansas City, Missouri and Carlsbad, California comprised approximately 84% of revenues during the fiscal year ended December 31, 2016. Our global supply of these products and services is dependent on the uninterrupted and efficient operation of these facilities. In addition, we currently rely on a small number of third-party manufacturers to produce certain of our diagnostic products and product components.

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

•

Trinity Biotech’s success is dependent to a large extent upon the contributions of certain key management personnel. Our key employees at December 31, 2016 were Ronan O’Caoimh, our CEO and Chairman, Jim Walsh, Executive Director, and Kevin Tansley, our CFO/Executive Director. We may not be able to attract or retain a sufficient number of qualified employees in the future due to the intense competition for qualified personnel among medical products and other life science businesses.

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

•

A substantial portion of our operations is based in Ireland and Europe is one of our main sales territories. As a result, changes in the exchange rate between the U.S. Dollar and the Euro can have significant effects on our results of operations. In addition, in markets where we invoice in U.S. Dollars but where the local currency has weakened, we have been required to reduce our pricing in order to preserve our competiveness. The Group has an exposure to the Canadian Dollar through its two Canadian entities (Nova Century Scientific and Phoenix Biotech) and to the Brazilian Real through its Brazilian entity. Since the acquisition of Fiomi Diagnostics AB in 2012 and the blood bank screening business of Lab21 Ltd in 2013, the Group also has a currency exposure to the Swedish Kroner and Sterling.

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

•

The total share options exercisable at December 31, 2016, as described in Item 18, Note 20 to the consolidated financial statements, are convertible into American Depository Shares (ADSs), 1 ADS representing 4 “A” Ordinary Shares. The exercise of the share options exercisable will likely occur only when the conversion price is below the trading price of our ADSs and will dilute the ownership interests of existing shareholders. For instance, should the options of the 5,838,851 “A” Ordinary Shares (1,459,713 ADSs) exercisable at December 31, 2016 be exercised, Trinity Biotech would have to issue 5,838,851 additional “A” Ordinary Shares (1,459,713 ADSs). On the basis of 96,162,410 “A” Ordinary Shares outstanding at December 31, 2016, this would effectively dilute the ownership interest of the existing shareholders by approximately 6%.

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

•

If, during any year, our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated, tested or assessed, then it may issue a report that is adverse. We also could conclude that our internal control over financial reporting is not effective. These events could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements and effectiveness of our internal controls, which ultimately could negatively impact the market price of our common stock.

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

•	Trinity Biotech currently owns 8 U.S. patents with remaining patent lives varying from nine months to 16 years.

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

•

For example, the United States has enacted and implemented wide-ranging patent reform legislation, which could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defence of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The United States Patent Office recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defence of our issued patents, all of which could have an adverse effect on our business and financial condition.

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

•

The results of the 2016 Presidential election in USA have generated uncertainty with respect to, and could result in, significant changes in legislation, regulation and government policy that could significantly impact our business. While it is not possible to predict whether and when any such changes will occur or what form any such changes may take (including through the use of Executive Orders), specific proposals discussed during and after the election that could have a material adverse effect on our business, liquidity and results of operations include, but are not limited to, the repeal of all or part of the Affordable Care Act (‘ACA’) and other significant changes to health care system legislation as well as changes with respect to tax and trade policies, tariffs and other government regulations affecting trade between the United States and other countries. The repeal of all or part of the ACA, significant changes to Medicaid funding or even significant destabilization of the Health Insurance Marketplaces could impact the number of Americans with health insurance. Even if ACA remains, significant provisions of ACA have not yet been finalized (e.g., non-discrimination in health programs and activities, excise tax on high-cost employer-sponsored health coverage) and it is uncertain whether or in what form these provisions will be finalized. We cannot predict the effect, if any, a repeal of all or part of ACA, the implementation or failure to implement the outstanding provisions of ACA, or the enactment of new health care system legislation to replace current legislation may have on our business.

•

In the USA, there are continued efforts of health maintenance organizations, managed care organizations, government entities, and other third party payors to reduce reimbursement rates for diagnostic testing services. In addition, during the past several years, the USA health care industry has been subject to an increase in governmental regulation and audits at both the federal and state levels. Efforts to control health care costs are continuing at the federal and state government levels. Changing political, economic and regulatory influences may significantly affect health care financing and reimbursement practices. For example, we anticipate that federal and state governments will continue to review and assess alternative health care delivery systems, payment methodologies and operational requirements for health care providers. Any action taken to repeal or replace all or significant parts of healthcare legislation could also impact our profitability, though it is unclear at this time what the full effects will be.

•

Furthermore, comprehensive tax reform in USA is likely to be considered in the current political environment. We expect that U.S. tax reform, if enacted, could have a significant impact on the Company. Current proposals aim to lower the U.S. corporate tax rate from 35% to as low as 15% or 20%, but generally broaden the base to which the lower tax rate would apply. Many aspects of tax reform plans remain unknown though, and no proposed legislation has been filed. We cannot say with certainty if tax reform will be enacted, or how it would impact the Company.

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

The following represents the acquisitions made by Trinity Biotech in recent years:

Acquisition of Fiomi Diagnostics AB

In 2012, the Group acquired 100% of the common stock of Fiomi Diagnostics AB (“Fiomi”) for US$12.9m.

Fiomi is a Swedish-based company which was founded to develop diagnostic tests for the point of care cardiac market. Trinity Biotech has developed point of care tests for the cardiac markers Troponin I and BNP. The technology, which uses micro-pillar technology, is capable of providing extremely sensitive, highly reproducible, quantitative, multiplexed results which give more accurate results than the established point-of-care tests currently in the market.

Following the withdrawal of the FDA 510(k) submission for Troponin-I in October 2016, the company has closed the Sweden product development and manufacturing facilities and is currently evaluating future applications for this advanced technology platform.

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

Principal Markets

The primary market for Trinity Biotech’s diagnostic products is the Americas (which consists principally of North America and South America). During fiscal year 2016, 62% (US$61.6 million) (2015: 62% or US$62.4 million) (2014: 58% or US$61.1 million) of the Group’s total revenues were derived from products sold in the Americas. Sales in the non-Americas (principally European, Asian and African countries) represented 38% (US$38.0 million) of total sales for fiscal year 2016 (2015: 38% or US$37.8 million) (2014: 42% or US$43.7 million).

For a more comprehensive segment analysis please refer to Item 5, “Results of Operations” and Item 18, Note 2 to the consolidated financial statements.

Principal Products

The brand names of the principal products of Trinity Biotech are listed below, organised first by point of use and second by application. The trademarks and registered marks noted below are owned by Trinity Biotech.

Point-Of-Care	Clinical Laboratory
Infectious Diseases	Infectious Diseases	Haemoglobin	Autoimmune	Clinical Chemistry	Blood Bank Screening
UniGold™	MarDx®	Premier™	ImmuBlot™	EZ™	Captia™
Recombigen®	MarBlot®	Ultra2TM	ImmuGlo™
ImmuLisa™
OTOblot™

Trinity Biotech also sells raw materials to the life sciences industry and research institutes globally through its wholly owned subsidiary, Benen Trading Ltd., trading as Fitzgerald Industries.

Trinity Biotech sells its products through its direct sales organisations in the United States, Brazil and to an extent the United Kingdom, France and Germany and through its network of principal distributors and non-governmental bodies into approximately 100 countries globally.

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

During 2013, Trinity Biotech received approval from the FDA for a HIV-2 claim for the Uni-Gold™ Recombigen® product. The approval increases the sales potential of the Uni-Gold™ Recombigen® product in the United States as this product can now participate in certain health programs previously not open to it and compete more effectively in the hospital market.

The Future of Point-Of-Care at Trinity Biotech

Point-of-care is strategically key to the growth of Trinity. During 2013, Trinity Biotech introduced Uni-Gold™ S. pneumoniae, Uni-Gold™ Legionella, Uni-Gold™ C. difficile and Uni-Gold™ Syphilis. All of these products are Conformité Européenne (“CE”) marked and we will concentrate on international markets. Future additions to this portfolio will include Malaria and HIV.

These new point-of-care products will be sold through Trinity Biotech’s sales and marketing organisation to clinical and reference laboratories directly in the United Kingdom, France and Germany and through independent distributors and strategic partners in other countries.

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

Infectious Diseases

Trinity Biotech manufactures products for niche and specialised applications in infectious diseases. The products are used with patient samples and the results generated help physicians to guide diagnosis for a broad range of infectious diseases. The key disease areas that Trinity Biotech serves include:

•	Lyme disease,

•	sexually transmitted diseases, including Syphilis and Herpes simplex virus,

•	respiratory infections, including legionella,

•	Epstein Barr virus, and

•	other viral pathogens, including measles, mumps, rubella and varicella.

Trinity Biotech develops, manufactures and distributes products in enzyme-linked immunosorbent (“ELISA”), western blot (“WB”) and cytotoxicity assay formats for the diagnosis of infectious diseases. As a complement to the product range, the automation offering includes ELISA and western blot processors.

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

Trinity Biotech manufactures its own A1c instrument, the Premier Hb9210, which was launched in Europe and obtained FDA approval in late 2011. Trinity Biotech distributes Premier Hb9210 through its European partner Menarini Diagnostics. In the USA and Brazil, Trinity Biotech sells the Premier Hb9210 through its direct sales organisation. The Premier’s unique features, cost structure and core technology enables it to compete in most economies and settings.

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

Trinity Biotech launched its next generation Haemoglobinapothy Ananalyzer in June 2016. The Premier Resolution was launched in Europe and the Middle East after undergoing rigorous and successful field trial. In 2017 the Resolution will be introduced in the USA with FDA approval expected in the first half of the year. The Resolution uses an internally developed column as well as state of the art hardware innovations in order to provide unparalleled detection of variants. It is a best in class analyser that will enable Trinity to expand upon its leading position as a key supplier to this highly specialised segment.

The point-of-care segment of the HbA1c market is addressed by the Tri-stat system. The Tri-stat offers rapid, precise analysis in a simple and highly cost effective manner. Using boronate affinity technology and a two phase optical system, three samples can be analysed simultaneously and all three results reported in just 10 minutes. In 2017, a new, second generation Tri-stat analyser will be launched outside of the US market.

There is an increasing trend towards laboratory and workstation consolidation. This is happening for a number of reasons, including labour cost constraints, complete information integration and a rapid migration towards Point of Care and/or Total Laboratory Automation (TLA). Trinity Biotech is launching a TLA solution by incorporating the Premier instrument into the FlexLab track system. This will allow the company to penetrate the higher-volume market segment.

Autoimmune Diseases

Autoimmune diseases are diseases that involve immune responses of a body against its own cells and tissues.

In 2013, Trinity Biotech acquired Immco Diagnostics, an autoimmunity company known for novel assay development and impactful contributions to autoimmune disease diagnostic research.

Immco develops, manufactures and distributes products in the following formats for diagnosis of autoimmune diseases:

•	IFA,

•	ELISA,

•	WB and

•	line immunoassay (LIA).

As a complement to the product range, the automation offering includes ELISA and IFA processors and the IFA reading system, iSight.

The Immco products are a seamless fit for the instrumentation platforms that Trinity Biotech continues to market for ELISA and WB assays. The majority of Immco’s product line is FDA cleared for sale in the U.S. and CE marked in Europe.

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

Trinity Biotech manufactures enzyme-linked immunosorbent (“ELISA”), for the detection of Syphilis, CMV and malaria. These products are sold through distributor sales channels and are manufactured under original equipment manufacturer agreements for other major third party diagnostic companies. The business is not currently operating in the United States.

Sales and Marketing

Trinity Biotech sells its product through its own direct sales force in the United States. Our sales team in the United States is responsible for marketing and selling the Trinity Biotech range of point-of-care, infectious diseases, Haemoglobins, autoimmune and clinical chemistry products.

Through its international sales and marketing organisation, which is located in Ireland, Trinity Biotech sells:

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

In 2006, Trinity Biotech entered into a new licence agreement with Inverness Medical Innovations (“IMI”) to IMI’s updated broad portfolio of lateral flow patents, which expanded the field of use to include over the counter (“OTC”) for HIV products, thus ensuring Trinity Biotech’s freedom to operate in the lateral flow market with its UniGold™ technology. As a platform technology, the lateral flow licences obtained from Inverness Medical Innovations also apply to new Point-of-Care tests developed at our Carlsbad facility.

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

Each of the key licensing arrangements disclosed under this subheading terminates on the date expiration or adjudication of invalidity or unenforceability of the last of the particular licensed patents covered by the respective agreement. Each licensor has the right to terminate the arrangement in the event of non-performance by Trinity Biotech. The key licensing arrangements, with the exception of the agreement entered into in 2013 which provides for the payment of a lump sum licence fee, require the Group to pay a royalty to the licence holder which is based on sales of the products which utilise the relevant technology being licensed. The royalty rates vary from 1.6% to 12.5% of sales. The total amount paid by Trinity Biotech under key licensing arrangements in 2016 was US$516,000 (2015: US$846,000).

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

The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors. As 62% of Trinity Biotech’s 2016 revenues were generated in the Americas (with a large concentration of this in the United States) and as the United States represents a substantial proportion of the worldwide diagnostics market, an overview of FDA regulation has been included below.

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

Class II devices are subject to FDA’s general controls, and any other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process. Unless a specific exemption applies, 510(k) premarket notification submissions are subject to user fees.

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

Regulation outside the United States

Distribution of Trinity Biotech’s products outside of the United States is also subject to foreign regulation. Each country’s regulatory requirements for product approval and distribution are unique and may require the expenditure of substantial time, money, and effort. In Ireland, the relevant regulatory authority is the Health Products Regulatory Authority.

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

Trinity Biotech’s executive offices are located at Bray, Ireland while its research and development, manufacturing and marketing activities are principally conducted at the following:

•	Trinity Biotech Manufacturing Limited, based in Bray, Ireland;

•	Clark Laboratories Inc, based in Jamestown, New York;

•	MarDx Diagnostics Inc, based in Carlsbad, California;

•	Primus Corporation, based in Kansas City;

•	Biopool US Inc, based in Jamestown, New York;

•	Immco Diagnostics Inc, based in Amherst and Buffalo, New York;

•	Nova Century Scientific Inc, based in Burlington, Canada; and

•	Trinity Biotech Brazil based in Sao Paulo.

The Group’s distributor of raw materials for the life sciences industry, Benen Trading Ltd (trading as Fitzgerald Industries), is based in Bray, Ireland and Acton, Massachusetts, USA.

For a more comprehensive schedule of the subsidiary undertakings of the Group please refer to Item 18, Note 32 to the consolidated financial statements.

Property, Plant and Equipment

Trinity Biotech has five manufacturing sites worldwide, four in the United States. (Buffalo and Jamestown, NY, Kansas City, MO and Carlsbad, CA), and one in Bray, Ireland. An additional facility is owned in Burlington, Canada which serves as a distribution centre and also carries out some research and development activities.

The U.S. and Irish facilities are each FDA registered and ISO certified facilities. As part of its ongoing commitment to quality, each Trinity Biotech facility was granted the latest ISO 9001 and ISO 13485 certification. This certification was granted by internationally recognised notified bodies. This serves as external verification that Trinity Biotech has established an effective quality system in accordance with an internationally recognised standard. By having an established quality system there is a presumption that Trinity Biotech will consistently manufacture products in a controlled manner. To achieve this certification, each Trinity Biotech facility performed an extensive review of the existing quality system and implemented any additional regulatory requirements.

Trinity Biotech has entered into a number of related party transactions with JRJ Investments (“JRJ”), a partnership currently owned by Mr O’Caoimh and Dr Walsh, directors of the Company, and directly with Mr O’Caoimh and Dr Walsh, to provide current and potential future needs for the Group’s manufacturing and research and development facilities, located in Bray, Ireland. In November 2004, Trinity Biotech entered into an agreement for a 25 year lease with JRJ, for 15,780 square feet of offices at an annual rent of €381,000 (US$427,000), payable from 2004. In December 2007, the Group entered into an agreement with Mr O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a total annual rent of €787,000 (US$860,000). See Item 7 – Major Shareholders and Related Party Transactions.

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

Fiomi Diagnostics AB operates from a 15,500 square foot facility based in Uppsala, in Sweden. This facility is the subject of a 4 year operating lease which expires at the end of 2017. The annual rent on this facility is 3,244,000 SEK (US$358,000). Trinity Biotech vacated this facility in 2017 due to withdrawal of its FDA submission and decision to close the Swedish operation. The liabilities associated with the termination of this lease are included in the loss on discontinued operations for the year (see Item 18, Note 10).

Immco Diagnostics Inc. operates from a 19,250 square foot facility and a 5,649 square foot facility in Buffalo, New York, subject to leases expiring in 2017. The annual rent for these facilities is US$559,000. An additional 5,120 square foot facility is owned in Burlington, Canada.

Additional office and factory space is leased by the Group in Kansas City, Missouri, Acton, Massachusetts and Sao Paulo, Brazil at an annual cost of US$104,000, US$94,000 and US$19,000 respectively.

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

Operating Results

Trinity Biotech’s consolidated financial statements include the attributable results of Trinity Biotech plc and all its subsidiary undertakings collectively. This discussion covers the years ended December 31, 2016, December 31, 2015 and December 31, 2014, and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

Trinity Biotech has availed of the exemption under SEC rules to prepare consolidated financial statements without a reconciliation to U.S. generally accepted accounting principles (“U.S. GAAP”) as at and for the three year period ended December 31, 2016 as Trinity Biotech is a foreign private issuer and the financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

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

The comparability of our financial results for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 have been impacted by the decision to discontinue operations in Fiomi Diagnostics AB in 2016 following the withdrawal of the Troponin premarket submission to the U.S. Food and Drug Administration (see Item 18, Note 10). The Group also realised an impairment loss in 2016 as a result of the annual impairment review which found that the market capitalization was significantly below the book value of its net assets as at December 31, 2016 (see Item 18, Note 13). The comparability of results have also been impacted by acquisitions made by the Group in two of the five years, There were no acquisitions made in 2016, 2015 or 2014. In 2013, the Group acquired 100% of the common stock of Immco Diagnostics Inc. Immco specialises in the development, manufacture and sale of autoimmune test kits on a worldwide basis. In 2013, the Group also acquired the blood bank screening business of Lab21 Ltd, a UK based company. The acquired business generates revenues from syphilis and malaria products. In 2012, the Group acquired 100% of the common stock of Fiomi Diagnostics AB.

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

The Group leases instruments under operating and finance leases as part of its business. In cases where the risks and rewards of ownership of the instrument pass to the customer, the fair value of the instrument is recognised as revenue at the commencement of the lease and is matched by the related cost of sale. In the case of operating leases, revenue is recognised over the life of the lease.

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

At December 31, 2016 the carrying value of capitalised development costs was US$46,966,000 (2015: US$89,244,000) (see Item 18, Note 13 to the consolidated financial statements). The decrease in 2016 was mainly as a result of an impairment loss charge of US$58,195,000. This charge was partially offset by additions of US$17,431,000 and amortisation of US$1,259,000.

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

Goodwill and other intangibles are subject to impairment testing on an annual basis. The recoverable amount of each of the cash-generating units (“CGU”) is determined based on a value-in-use computation, which is the only methodology applied by the Group and which has been selected due to the impracticality of obtaining fair value less costs to sell measurements for each reporting period. For the purpose of the annual impairment tests, goodwill is allocated to the relevant CGU. The impairment test performed as at December 31, 2016 identified a total impairment loss of US$38,257,000 in five cash generating units (“CGUs”), of which US$28,390,000 has been recorded in the 2016 financial statements. Refer to Item 18, Note 13 for further information.

The value-in-use calculations use cash flow projections based on the 2017 budget and projections for a further four years using projected revenue and cost growth rates of between 1% and 13%.

At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU.

The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, net cash flows, discount rates and the duration of the discounted cash flow model. The assumptions and estimates used were derived from a combination of internal and external factors based on historical experience. The pre-tax discount rates used range from 13% to 36% (2015: 12% to 24%). Post tax discount rates have been calculated using external inputs such as prevailing short and long term interest rates, a small stock premium, a stock beta and the corporate tax rates applicable to each CGU. The discount rates reflect the risk profile of each CGU. See Item 18, Note 13 to the consolidated financial statements for further information.

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and is particularly sensitive in the following areas;

•

In the event that there was a reduction of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, there would be an additional impairment loss recorded of US$2,256,000 at December 31, 2016.

•

In the event there was a 10% increase in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would an additional impairment loss recorded of US$11,196,000 at December 31, 2016.

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write off inventory that has reached its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2016, 2015 or 2014 which would have an impact on the carrying values of inventory during those periods, except as discussed below.

At December 31, 2016 our allowance for slow moving and obsolete inventory was US$10,017,000 which represents approximately 23.51% of gross inventory value. This compares with US$4,822,000, or approximately 12.1% of gross inventory value, at December 31, 2015 and US$4,636,000, or approximately 12.1% of gross inventory value, at December 31, 2014 (see Item 18, Note 16 to the consolidated financial statements). The estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory has increased between 2016 and 2015 due primarily to the FDA decision in relation to Fiomi and our decision to cull some old and declining product lines. In the case of raw materials and work in progress, the size of the provision has been based on expected future production of these products. Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$852,000 at December 31, 2016 (2015: US$799,000) (2014: US$763,000) would result.

Allowance for impairment of receivables

We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected. Given the specific manner in which the allowance is calculated, there were no material changes in estimates made during 2016, 2015 or 2014 which would have an impact on the carrying values of receivables in these periods. At December 31, 2016, the allowance was US$3,171,000 which represents approximately 3.2% of Group revenues. This compares with US$2,812,000 at December 31, 2015 which represented approximately 2.8% of Group revenues and to US$2,205,000 at December 31, 2014 which represented approximately 2.1% of Group revenues. The increase in the allowance for impairment of receivables in the year ended December 31, 2016 was due to a general deterioration in the age of receivables. In the event that the estimate of impairment was to increase or decrease by 0.5% of Group revenues, which would represent a reasonably likely range of outcomes, then a change in the allowance of US$498,000 at December 31, 2016 (2015: US$501,000) (2014: US$524,000) would result.

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

Item 18, Note 14 to the consolidated financial statements outlines the basis for the deferred tax assets and liabilities and includes details of the unrecognised deferred tax assets at year end. The Group does not recognise deferred tax assets arising on unused tax losses except to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilised before they expire.

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

The embedded derivatives are initially recognised at fair value and are restated at their fair value at each reporting date. The fair value changes of the embedded derivatives are recognised in the statement of operations. See Item 18, Note 24 to the consolidated financial statements for further information.

Impact of Recently Issued Accounting Pronouncements

The consolidated financial statements have been prepared in accordance with IFRS both as issued by the IASB and as subsequently adopted by the EU. The IFRS applied are those effective for accounting periods beginning 1 January 2016. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB.

These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. During 2016, the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) issued additional standards, interpretations and amendments to existing standards which are effective for periods starting after the date of these financial statements. A list of these additional standards, interpretations and amendments, and the potential impact on the financial statements of the Group, is outlined in Item 18, Note 1(xxix).

Subsequent Events

There are no matters or circumstances that have arisen since the end of the year that have significantly affected or may significantly affect either:

•	The entity’s operations in future financial years;

•	The results of those operations in future financial years; or

•	The entity’s state of affairs in future financial years.

Results of Operations

Year ended December 31, 2016 compared to the year ended December 31, 2015

The following compares our results in the year ended December 31, 2016 to those of the year ended December 31, 2015 under IFRS. Our analysis is divided as follows:

1.	Overview

2.	Revenues

3.	Operating Loss

4.	Loss for the year

5.	Discontinued operations

1. Overview

In 2016, the financial results are impacted by:

•

the discontinuation of our Cardiac point-of-care operation, which resulted in a loss on discontinued operations for the year of US$66.9 million before tax, comprising the write off of assets and closure costs.

•	a non-cash impairment charge of US$43.4 million in the statement of operations relating to the carrying value of goodwill and other intangible assets, property, plant and equipment and prepayments.

•	the decision by management to cull some product lines resulting in inventory provisions of US$4.8 million.

The following table sets forth a breakdown of impairment charges, product cull costs and the loss on discontinued operation incurred in the current financial year:

	Year ended December 31, 2016
	Discontinued Operation US$000	Impairment Charges – continuing operations US$’000	Product Cull - continuing operations US$’000	Total US$‘000
Property, plant & equipment (Item 18, Note 12)	4,647	4,382	—	9,029
Goodwill and other intangible assets (Item 18, Note 13)	49,433	38,240	—	87,673
Inventory (Item 18, Note 16)	2,578		4,786	7,364
Prepayments ((Item 18, Note 17)	—	757	—	757
Loss for the year including closure costs – discontinued operation (Item 18, Note 10)	6,492	—	—	6,492
Write off of foreign currency translation reserve - discontinued operation (Item 18, Note 10)	3,779	—	—	3,779

Total loss on discontinued operation and impairment charges and inventory provisioning before tax	66,929	43,379	4,786	115,094

Income tax credit (Item 18, note 9)	(4,887)	(3,094)	(689)	(8,670)

Total loss on discontinued operation, impairment charges and product cull after tax	62,042	40,285	4,097	106,424

Revenues in 2016 decreased from US$100.2 million in 2015 to US$99.6 million, representing a decrease of 0.6%. This reduction was primarily attributable to Point-of-Care revenues, which decreased by 10% from US$18.8m in 2015 to US$16.9m in 2016. Meanwhile, Clinical Laboratory revenues and laboratory services were US$82.7m, an increase of 2% versus 2015. The primary drivers of Clinical Laboratory growth during 2016 continued to be sales of Diabetes and Autoimmune products. This level of increase would have been higher but for the impact of foreign exchange movements. The impact of the strengthening of the US Dollar against the Brazilian Real, Canadian Dollar and Sterling, all of which represent the non-dollar currencies in which the Company invoices sales, resulted in a reduction in our US Dollar denominated revenues. In addition, in markets where we invoice in dollars but where the local currency has weakened, we have been required to reduce our pricing in order to preserve our competiveness.

Geographically, 62% of our sales were generated in the Americas, 26% in Africa/Asia and 12% in Europe.

The gross margin for continuing operations was 43.7% for 2016 compared to 46.4% in 2015. The reduction in gross margin is due to adverse sales mix (lower sales of higher margin point-of-care products) and foreign exchange factors, including the impact of exchange rates on distributor pricing. The operating loss is US$39.8 million for the year which compares to an operating profit of US$13.5 million for 2015. Excluding the non-recurring impairment charge and product cull provision, the operating profit for 2016 is US$8.3 million. The decrease of US$5.2m in operating profit before non-recurring items in 2016 is mainly attributable to the lower gross profit and higher selling, general and administrative expenses.

Selling General & Administrative Expenditure (excluding impairment charges and inventory write offs) increased from US$28.2 million in 2015 to US$30.4 million for 2016, which represents an increase of 8%. The increase is mainly attributable to foreign currency re-translation losses in 2016 and higher amortisation charges, partially offset by the cessation of medical device excise tax in the USA on January 1, 2016.

In 2016, net financing expense was US$2.3 million compared to net finance income of US$9.4 million in 2015. The year-on-year change of US$11.7 million is mainly attributable to the revaluation of embedded derivatives at fair value, which resulted in lower income of US$10.7 million in 2016 compared to 2015. The remaining movement is the full year effect of financing expenses associated with the Exchangeable Notes which were issued in early Quarter 2, 2015.

The loss for the year from continuing operations amounted to US$38.6 million, compared to a profit of US$22.2 million in 2015, representing a decrease of 273.9%. Before the impact of impairment charges and product cull provisions, the profit for 2016 from continuing operations would have been US$5.8 million.

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

Revenues by Product Line

Trinity Biotech’s revenues for the year ended December 31, 2016 were US$99,611,000 compared to revenues of US$100,195,000 for the year ended December 31, 2015, which represents a decrease of US$584,000 or 0.6%. The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2016 US$’000	2015 US$’000	% Change
Revenues
Clinical Laboratory	74,166	73,576	0.8%
Point-of-Care	16,908	18,810	(10.1%)
Laboratory Services	8,537	7,809	9.3%

Total	99,611	100,195	(0.6%)

Clinical Laboratory

In 2016, Clinical Laboratory revenues increased by US$590,000 which equates to an increase of 0.8%. This increase was mainly attributable to higher sales of Premier products. This was partially offset by a reduction in revenues for Infectious Diseases products in USA and the impact of the strengthening US dollar on the Company’s foreign currency denominated revenues. In particular, the weakness of the Brazilian Real, Canadian dollar and Sterling, all of which represent significant currencies in which the Company invoices sales, resulted in a reduction in our US dollar reported revenues. This was accentuated by weakness in the currencies of other countries such as Turkey, Russia and a number of South American countries where the Company invoices in US dollars. In such countries the dollar’s strength served to erode our competitiveness, which had a negative effect on our revenues. Our sales prices tend to be relatively stable as we are unable to pass on sales price increases to our customers due to competitive factors.

Point-of-Care

Point-of-Care revenues decreased by US$1,902,000, which represents a reduction of 10.1%. Unlike Clinical Laboratory revenue, currency movements had a negligible impact on Point-of-Care revenues as a large proportion of sales are invoiced in US dollar. Revenues for our Unigold HIV test were US$15.8 million in 2016 compared to US$17.2 million in 2015. Sales prices were relatively stable during 2016 and the reduction in HIV revenues was due to lower sales volumes in both of our major markets of Africa and Americas. During 2016, the company maintained its position in Africa as the designated supplier of confirmatory tests in all of the markets in which it operates. In U.S.A, in 2016 there continued to be a downward trend in public health funding for HIV testing initiatives.

Laboratory Services

Laboratory Services revenues increased in 2016 by US$728,000 which equates to growth of 9.3%. The increase was attributable to our autoimmune business in Buffalo, New York. The increase in laboratory service revenues was driven by the growing demand for a wide range of autoimmune diagnostic testing in the U.S., with our Sjögrens Syndrome test continuing to be the highest in revenue terms.

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2016 US$‘000	2015 US$‘000	% Change
Revenues
Americas	61,613	62,421	(1.3%)
Asia/Africa	25,501	22,346	14.1%
Europe	12,497	15,428	(19.0%)

Total	99,611	100,195	(0.6%)

In the Americas, the 1.3% decrease amounting to US$808,000 was primarily attributable to the continuing trend of falling sales of infectious diseases tests in the U.S. and the negative impact of the strengthening of the US dollar on Canadian revenues, partially offset by strong growth in revenues from our autoimmune laboratory in the U.S. and higher revenues from our diabetes business in Brazil, although this was dampened by the continued weakness in the Brazilian currency.

Asia/Africa revenues increased by 14.1%, or US$3,155,000 compared to 2015. The main reasons for this were the growth in revenues from emerging markets in Asia, with China being the most significant. The revenue increase from Asian customers was broadly-based, with increases recorded for diabetes products, raw materials sold to the life sciences industry by our Fitzgerald business and infectious diseases assays. These increases were partially offset by the decrease in Unigold HIV revenues in Africa.

Revenues in Europe decreased by US$2,931,000, or 19.0% compared to 2015. The decrease was due to a fall in Clinical Laboratory revenues, in particular infectious diseases and revenues for our Fitzgerald business. The decrease was also partly due to currency movements - the Sterling/US dollar exchange deteriorated by 11.9% on average in 2016 compared to 2015.

For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.

3. Operating (Loss)/Profit – continuing operations

The following table sets forth the Group’s operating loss from continuing operations:

	Year ended December 31,
	2016 US$’000	2015 US$’000	% Change
Revenues	99,611	100,195	(0.6%)
Cost of sales	(56,127)	(53,683)	4.6%

Gross profit	43,484	46,512	(6.5%)
Other operating income	239	288	(17.0%)
Research & development	(5,040)	(5,069)	(0.6%)
SG&A expenses	(30,366)	(28,225)	7.6%
Selling, general and administrative expenses - impairment charges and inventory write-off/provision	(48,165)	—	100%

Operating (loss)/profit on continuing operations	(39,848)	13,506	(395.0%)

Cost of sales and gross margin

Total cost of sales increased by US$2,444,000 from US$53,683,000 for the year ended December 31, 2015 to US$56,127,000, for the year ended December 31, 2016, an increase of 4.6%. The gross margin of 43.7% in 2016 compares to a gross margin of 46.4% in 2015.

The decrease in gross margin in 2016 is largely attributable to (a) lower sales of higher margin point-of-care products and (b) foreign exchange factors, including the impact of exchange rates on distributor pricing.

Other operating income

Other operating income comprises rental income from sublet properties and income from the provision of services to Diagnostica Stago under Transition Services Agreements (“TSAs”). Other operating income decreased by US$49,000 from US$288,000 for the year ended December 31, 2015 to US$239,000, for the year ended December 31, 2016. The decrease is due to the expiration of a rental sub lease.

Research and development expenses

Research and development expenditure recorded in the Statement of Operations decreased from US$5,069,000 in 2015 to US$5,040,000 in 2016. Headcount in Research & development was broadly consistent in 2015 and 2016 and for that reason the expenses were consistent in both years. For details of the Company’s various R&D projects see “Research and Products under Development” below.

Selling, General & Administrative expenses (“SG&A”)

Total SG&A expenses increased by US$2,141,000 from US$28,225,000 for the year ended December 31, 2015 to US$30,366,000 for the year ended December 31, 2016.

The following table outlines the breakdown of SG&A expenses in 2016 compared to 2015.

	Year ended December 31,
	2016 US$’000	2015 US$’000	% Change
SG&A (excl. share-based payments and amortisation)	26,044	24,031	8.4%
Share-based payments	1,349	1,541	(12.5%)
Amortisation	2,973	2,653	12.1%

Total	30,366	28,225	7.6%

Selling General & Administrative Expenditure (excluding share-based payments and amortisation)

SG&A expenses excluding share-based payments and amortisation increased from US$24,031,000 for the year ended December 31, 2015 to US$26,044,000 for the year ended December 31, 2016, which represents an increase of 8.4%. The increase of US$2,013,000 is mainly attributable to foreign currency re-translation losses in 2016 partially offset by the cessation of medical device excise tax in the US on January 1, 2016.

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

The Group recorded a total share-based payments charge of US$1,381,000 (2015: US$1,550,000). The decrease of US$169,000 in the total share-based payments expense is due to a larger number of share options coming to the end of their vesting period during 2016 than were granted in 2016. The total charge is shown in the following expense headings in the statement of operations: US$32,000 (2015: US$9,000) was charged against cost of sales and US$1,349,000 (2015: US$1,541,000) was charged against selling, general & administrative expenses.

For further details, refer to Item 18, Note 20 to the consolidated financial statements.

Amortisation

Amortisation increased from US$2,653,000 for the year ended December 31, 2015 to US$2,973,000 for the year ended December 31, 2016. The increase of US$320,000 is due to the commencement of amortisation for several internally developed products which were launched during 2016.

Selling, general and administrative expenses - impairment charges and inventory write-off/provision

Impairment charges and product cull costs of US$48,165,000 for the year ended December 31, 2016 (2015: nil) are included in selling, general and administrative expenses. The impairment charges arose when Trinity Biotech’s share price reduced significantly in Quarter 4, 2016 and its market capitalization was then significantly below the book value of its net assets. This is an indicator of a potential impairment. In such circumstances, the Group decided to recognize at December 31, 2016 an impairment charge of US$43,379,000. The impairment was taken against goodwill and other intangible assets, property, plant and equipment and prepayments. The Group has also recognised an inventory provision of US$4,786,000 in relation to a number of products which have been culled. This mainly represents inventory provisioning for the Bartels and Microtrak product lines which were acquired over 15 years ago. Revenues for these products have been declining significantly over the last number of years and have now reached the end of their economic life, especially given the level of technical support required to keep older products of this nature on the market. For further details, see Item 18, Notes 12, 13 and 17.

4. Loss for the year

The following table sets forth selected statement of operations data for each of the periods indicated.

	Year ended December 31,
	2016 US$‘000	2015 US$‘000	% Change
Operating (loss)/profit	(39,848)	13,506	(395%)
Net financing (expense)/income	(2,292)	9,437	(124%)
(Loss)/Profit before tax	(42,140)	22,943	(284%)
Income tax credit/(expense)	3,557	(756)	(571%)

(Loss)/Profit of the year from continuing operations	(38,583)	22,187	(274%)

Net Financing income

Net financing expense was US$2,292,000 for the year-end December 31, 2016 compared to income of US$9,437,000 in 2015. Financial expenses increased by US$1,385,000 to US$5,439,000 during 2016 mainly due to the full year effect of interest expense associated with the exchangeable senior notes which were issued in early quarter 2, 2015. Financial income decreased by US$10,344,000 from US$13,491,000 for the year-end December 31, 2015 to US$3,147,000 in 2016. There was a reduction of US$10,745,000 in the income arising from the revaluation of embedded derivatives at fair value, partially offset by an increase in bank deposit interest due to the higher cash on hand.

Taxation

The Group recorded a tax credit on continuing operations of US$3,557,000 for the year ended December 31, 2016 compared to a tax charge of US$756,000 for the year ended December 31, 2015. The 2016 tax credit comprises US$289,000 of current tax credit and US$3,268,000 of deferred tax credit. For further details on the Group’s tax charge please refer to Item 18, Note 9 and Note 14 to the consolidated financial statements.

Loss for the year from continuing operations

The loss for the year amounted to US$38,583,000, compared to a profit of US$22,187,000 in 2015, representing a decrease of 274.0%.

5. Discontinued operations

The Cardiac Point-of-Care operation was discontinued during year ended December 31, 2016. Expenses, gains and losses relating to the discontinuation of the Cardiac point-of-care tests operation have been eliminated from profit or loss from the Group’s continuing operations and are shown as a single line item on the face of the Consolidated Statement of Operations. The following table sets forth selected statement of operations data for each of the periods indicated.

	Year ended December 31,
	2016 US$‘000	2015 US$‘000
Loss on discontinued operations	(62,042)	(391)

During 2016, management decided to cease the development of Cardiac point-of-care tests on the Meritas platform. These products were being developed by the Group’s subsidiary Fiomi Diagnostics (“Fiomi”) located in Sweden. The decision to cease this development work and to close the Swedish operation came after the company held a meeting with the U.S. Food and Drug Administration (“FDA”) in order to obtain an update on the Meritas Troponin premarket submission. At that meeting the FDA unexpectedly suggested that our submission should be withdrawn. The FDA made it known that any new point-of-care Troponin product would be required to demonstrate performance equivalent to the most recently cleared laboratory-based device. As there was no certainty that this level of performance could ever be achieved by the point-of-care Meritas product, even with the benefit of further development efforts, management decided there was no option but to cease the development work on Troponin I and the analyzer and its sister products, BNP and D-dimer.

The discontinued operation had no revenues since commencement as the products were still in their development phase. The loss on discontinued operations is US$62,042,000 in year ended December 31, 2016, which comprises the after tax loss for the year of US$646,000, the write-off of the carrying value of all capitalised development costs and goodwill (US$49,433,000), property, plant and equipment (US$4,647,000), and inventories (US$2,578,000); the cost of closing the Swedish facility (US$5,846,000), which mainly consisting of contractual obligations associated with terminating premises and supplier contracts, as well as redundancy costs for 41 employees and lastly a charge in relation to foreign translation reserves (US$3,779,000) which had been recognised in previous periods as a reserve movement. The related tax credit of US$4,887,000 mainly comprises the reversal of deferred tax liabilities recorded in prior years.

Results of Operations

Year ended December 31, 2015 compared to the year ended December 31, 2014

The following compares our results in the year ended December 31, 2015 to those of the year ended December 31, 2014 under IFRS. Amounts for both financial years have been restated to reflect the discontinuation of the cardiac point-of-care operation during 2016. Our analysis is divided as follows:

6.	Overview

7.	Revenues

8.	Operating Profit

9.	Profit for the year

6. Overview

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

The gross margin for continuing operations was 46.4% for 2015 compared to 47.1% in 2014. The reduction in gross margin is due to the strengthening US dollar, and lower Lyme and HIV sales. The operating profit is US$13.5 million for the year which compares to US$15.4 million for 2014. The decrease of US$1.9m in operating profit in 2015 is mainly attributable to the lower gross profit, higher Research & Development expenses, partially offset by lower Selling, General and Administrative expenses.

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

Profit after tax including discontinued operations for the year was US$21.8 million though this includes non-cash financial income of US$12.5 million recognised in relation to the exchangeable senior notes. Excluding this, profit after tax including discontinued operations would have been US$9.3m compared with US$17.2m in 2014.

7. Revenues

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

8. Operating Profit

The following table sets forth the Group’s operating profit from continuing operations:

	Year ended December 31,
	2015 US$’000	2014 US$’000	% Change
Revenues	100,195	104,872	(4.5%)
Cost of sales	(53,683)	(55,496)	(3.3%)

Gross profit	46,512	49,376	(5.8%)
Other operating income	288	424	(32.1%)
Research & development	(5,069)	(4,291)	18.1%
SG&A expenses	(28,225)	(30,071)	(6.1%)

Operating profit	13,506	15,438	(12.5%)

Cost of sales and gross margin

Total cost of sales decreased by US$1,813,000 from US$55,496,000 for the year ended December 31, 2014 to US$53,683,000, for the year ended December 31, 2015, a decrease of 3.3%. The gross margin of 46.4% in 2015 compares to a gross margin of 47.1% in 2014.

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

Selling, General & Administrative expenses (“SG&A”)

Total SG&A expenses decreased by US$1,864,000 from US$30,071,000 for the year ended December 31, 2014 to US$28,225,000 for the year ended December 31, 2015.

The following table outlines the breakdown of SG&A expenses in 2015 compared to 2014.

	Year ended December 31,
	2015 US$’000	2014 US$’000	% Change
SG&A (excl. share-based payments and amortisation)	24,031	26,213	(8.3%)
Share-based payments	1,541	1,478	4.3%
Amortisation	2,653	2,380	11.5%

Total	28,225	30,071	(6.1%)

Selling General & Administrative Expenditure (excluding share-based payments and amortisation)

SG&A expenses excluding share-based payments and amortisation decreased from US$26,213,000 for the year ended December 31, 2014 to US$24,031,000 for the year ended December 31, 2015, which represents a decrease of 8.3%. The decrease of US$2,182,000 is mainly attributable to the impact of the strengthening US dollar on SG&A costs denominated in Euro, Brazilian Real, Canadian Dollar and Sterling.

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

9. Profit for the year – continuing operations

The following table sets forth selected statement of operations data for each of the periods indicated.

	Year ended December 31,
	2015 US$‘000	2014 US$‘000	% Change
Operating profit – continuing operations	13,506	15,438	(13%)
Net financing income/(expense)	9,437	(35)	27063%

Profit before tax	22,943	15,403	49%
Income tax expense	(756)	(479)	58%

Profit of the year – continuing operations	22,187	14,924	49%

Net Financing income

Net financing income was US$9,437,000 for year-end December 31, 2015 compared to net financing expense of US$35,000 in 2014. Financial expenses increased by US$3,922,000 to US$4,054,000 mainly due to the interest expense for exchangeable senior notes issued in 2015. Financial income increased from US$97,000 for the year-end December 31, 2014 to US$13,491,000 in 2015 due to the revaluation of embedded derivatives at fair value at 31 December 2015 and the increase in bank deposit interest due to the higher cash on hand.

Taxation

The Group recorded a tax charge on continuing operations of US$756,000 for the year ended December 31, 2015 compared to US$479,000 for the year ended December 31, 2014. The 2015 tax charge comprises US$303,000 of current tax charge and US$453,000 of deferred tax charge. The effective tax rate for the year (which excludes the impact of non-cash financial income) was 7.6%. This low effective rate of tax is due to the competitive corporation tax rate in Ireland and the availability of research and development tax credits in a number of jurisdictions. For further details on the Group’s tax charge please refer to Item 18, Note 9 and Note 14 to the consolidated financial statements.

Profit for the year – continuing operations

The profit for the year amounted to US$22,187,000, which represents an increase of US$7,263,000 when compared to US$14,924,000 in 2014, representing an increase of 49%. Excluding the non-cash financial income, profit after tax would have been US$9,707,000 compared with US$17,214,000 in 2014.

Liquidity and Capital Resources

Financing

The Group entered into finance lease arrangements with Allied Irish Bank during 2015. The Group has no other bank borrowings. During 2015, the Group issued US$115,000,000 of exchangeable senior notes which will mature on April 1, 2045, subject to earlier repurchase, redemption or exchange. The notes are senior unsecured obligations and accrue interest at an annual rate of 4%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2015. Management intends to use the net proceeds from the exchangeable senior notes for potential future acquisitions and for general corporate purposes, which may include continued product development and commercialization and share buyback.

Working capital

In the Directors’ opinion, the Group will have access to sufficient funds to support its existing operations for at least the next 12 months by utilising existing cash resources and cash generated from operations.

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

Cash management

As at December 31, 2016, Trinity Biotech’s consolidated cash and cash equivalents were US$77,109,000. This compares to cash and cash equivalents of US$101,953,000 at December 31, 2015.

Cash generated from operations for the year ended December 31, 2016 amounted to US$10,556,000 (2015: US$13,518,000), a decrease of US$2,962,000. The decrease in cash generated from operations of US$2,962,000 is attributable to a decrease in operating cash flows before changes in working capital of US$7,729,000, partially offset by a decrease in working capital outflows of US$4,767,000. The decrease in operating cash flows before changes in working capital of US$7,729,000 is primarily driven by the decrease in operating profit during the current financial year. The working capital outflow decrease, when compared to the prior year, is partly due to the cash inflows for trade and other receivables of US$682,000 and cash inflows of US$1,270,000 for trade and other payables. This has been offset partially by the increase in cash outflows from inventories, when compared to the prior year, of US$1,286,000. The cash generated from operations was attributable to an operating loss of US$39,848,000 (2015: profit of US$13,506,000), as adjusted for non cash items of US$52,074,000 (2015: US$6,449,000) plus cash outflows due to changes in working capital of US$1,670,000 (2015: cash outflows of US$6,437,000).

The increase in other non-cash charges from US$6,449,000 for the year ended December 31, 2015 to US$52,074,000 for the year ended December 31, 2016 is mainly attributable to the impairment of inventory (US$7,405,000), prepayments (US$757,000), property, plant and equipment (US$9,029,000), and intangible assets (US$87,673,000). In addition to this, non-cash items in 2016 includes closure costs of US$3,431,000.

The net cash outflows in 2016 due to changes in working capital of US$1,670,000 are due to the following:

•	A decrease in trade and other receivables of US$682,000 due to the increase, year on year, in the debtors days number;

•	An increase in inventory of US$3,622,000 due to the strategic build up of certain inventory items during the course of the year; and

•	An increase in trade and other payables balance of US$1,270,000 due to timing of payments.

Net interest received amounted to US$841,000 (2015: US$101,000). This included interest received of US$901,000 (2015: US$135,000) on the Group’s cash deposits.

Net cash outflows from investing activities for the year ended December 31, 2016 amounted to US$21,875,000 (2015: outflows of US$27,698,000) which were principally made up as follows:

•

Payments to acquire intangible assets of US$16,548,000 (2015: US$19,492,000), which principally related to development expenditure capitalised as part of the Group’s on-going product development activities; and

•

Acquisition of property, plant and equipment of US$4,215,000 (2015: US$7,094,000) incurred as part of the Group’s investment programme for its manufacturing and distribution activities, and placement of instruments.

•	There were no acquisitions of subsidiaries in 2016 or 2015.

Net cash outflows from financing activities for the year ended December 31, 2016 amounted to US$13,355,000 (2015: inflow of US$107,520,000). This outflow is primarily due to the buyback of shares of US$9,322,000 and interest payments related to exchangeable notes of US$4,600,000. Payments of finance lease liabilities in the year were US$282,000 (2015: US$ 138,000). Other cash outflows included expenses paid in connection with share issues of US$8,000 (2015: US$6,000). These outflows were partially offset by the receipt of US$857,000 from the issue of ordinary shares in 2016 (2015: US$2,943,000). Ordinary shares issued in 2016 and 2015 are as a result of share options exercised during the course of the year.

The majority of the Group’s transactions are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. The Group also faces foreign exchange risk from movement in the exchange rate between the US Dollar and Swedish Kroner, British Sterling, Canadian Dollar and Brazilian Real. Trinity Biotech continuously monitors its exposure to foreign currency movements and expectations of future exchange rate exposure and, if deemed necessary, will cover a portion of this exposure through the use of forward contracts. When used, these forward contracts are cash flow hedging instruments whose objective is to cover a portion of these Euro forecasted transactions.

For a more comprehensive discussion of the Group’s use of financial instruments, its currency and interest rate structure and its funding and treasury policies please refer to Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

Contractual obligations

The following table summarises our minimum contractual obligations and commercial commitments, including interest, as of December 31, 2016:

	Payments due by Period
Contractual Obligations	Total US$’000	less than 1 year US$’000	1-3 Years US$’000	4-5 Years US$’000	more than 5 years US$’000
Exchangeable note	115,000	—	—	—	115,000
Exchangeable note interest	131,100	4,600	13,800	9,200	103,500
Operating lease obligations	22,448	3,215	4,666	3,116	11,451
Finance lease obligations	1,088	313	775	—	—

Total	269,636	8,128	19,241	12,316	229,951

In the past, Trinity Biotech incurred debt and raised equity to pursue its policy of growth through acquisition. However, since the divestiture of the Coagulation product line in 2010, the Group has eliminated bank debt and has adequate cash resources. The Group raised US$110,529,000 (net of fees) during 2015 through the issuance of exchangeable loan notes (see Note 24 for further information). The Group intends to grow organically for the foreseeable future and Trinity Biotech believes that it will have sufficient funds to meet its capital commitments and continue existing operations in to the future, in excess of 12 months. If the Group was to make a large and unanticipated cash outlay, the Group would have further funding requirements which could be met through access to equity and debt markets.

Impact of Currency Fluctuation

Trinity Biotech’s revenue and expenses are affected by fluctuations in currency exchange rates especially the exchange rate between the US Dollar and the Euro, Swedish Kroner, the Brazilian Real and Canadian Dollar. Trinity Biotech’s revenues are primarily denominated in US Dollars and its expenses are incurred principally in US Dollars, Euro, Swedish Kroner and Brazilian Real. The weakening of the US Dollar could have an adverse impact on future profitability

Trinity Biotech holds most of its cash assets in US Dollars. As Trinity Biotech reports in US Dollars, fluctuations in exchange rates do not result in exchange differences on these cash assets. Fluctuations in the exchange rate between the Euro, Swedish Kroner, or Brazilian Real and the US Dollar may impact on the Group’s Euro, Kroner or Real monetary assets and liabilities and on Euro, Kroner or Real expenses and consequently the Group’s earnings.

Off-Balance Sheet Arrangements

After consideration of the following items the Group’s management have determined that there are no off-balance sheet arrangements which need to be reflected in the financial statements.

Leases with Related Parties

The Group has entered into lease arrangements for premises in Ireland with JRJ Investments (“JRJ”), a partnership currently owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech plc, and directly with Mr O’Caoimh and Dr Walsh. When entering into the lease arrangements, independent valuers have advised Trinity Biotech that the rent fixed with respect to these leases represents a fair market rent. Details of these leases with related parties are set out in Item 4 “Information on the Company”, Item 7 “Major Shareholders and Related Party Transactions” and Item 18, Note 27 to the consolidated financial statements.

Research & Development (“R&D”) carried out by third parties

Certain R&D activities of the Group have been outsourced to third parties. These activities are carried out in the normal course of business with these companies.

During 2016, a number of individuals acted as third party consultants and contractors; working principally on the Troponin I and Premier projects. The total amount paid to these R&D consultants and contractors in 2016 was US$450,000 (2015: US$381,000).

Research and Products under Development

Trinity Biotech has research and development groups focusing separately on emergency medicine, haemoglobin products, infectious diseases and autoimmune products. During 2016, these groups were located in Ireland, Sweden and the USA and largely mirror the production capability at each production site. In addition to in-house activities, Trinity Biotech sub-contracts some research and development from time to time to independent researchers based in the USA and Europe.

Principal Development Projects

The following table sets forth for each of Trinity Biotech’s main development projects, the costs incurred during each period presented and the cumulative costs incurred as at 31 December 2016:

	2016	2015	Total project costs to December 31, 2016
Product Name	US$’000	US$’000	US$’000
Premier Instrument for Haemoglobin A1c testing	2,810	2,887	24,820
Uni-gold test enhancement	1,154	575	2,404
HIV 1/2 rapid test	1,085	1,039	2,832
US Striped Lyme	1,003	667	2,606
Enhanced TPHA/CMV	810	617	1,774
Tristat Point-of-Care instrument	678	465	7,180
HIV screening Africa	650	—	650

The costs in the foregoing table mainly comprise the cost of internal resources, such as the payroll costs for the development teams and attributable overheads. The remainder mainly comprises materials, consumables, regulatory trial and third party consultants’ costs. The table above does not include cardiac development projects. Our cardiac point-of-care development operation was discontinued during 2016. Development of the Brain Natriuretic Peptide assay, Troponin I assay and cardiac analyser was terminated during 2016.

The following table sets forth the estimated cost to complete each of the main development projects which were underway in 2016. The total estimated completion costs are anticipated to be incurred evenly up to the completion date of the relevant project.

	Total estimated cost to complete	Estimated date for completion
Product Name	US$’000
Premier Instrument for Haemoglobin A1c testing	2,600	2017
Uni-gold test enhancement	2,100	2019
Lyme assays	1,640	2018
HIV 1/2 rapid screening test	900	2018
Genesys/Resolution column enhancement	200	2017
HIV screening Africa	180	2017
Sjogrens Cytokine	160	2017
Auto-immune FDA registrations	150	2017

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

The following is a description of the principal projects which are currently being undertaken by the research and development groups within Trinity Biotech:

Emergency Medicine Development Group

During 2012, Trinity Biotech acquired Fiomi Diagnostics AB, a Swedish-based company which was founded to develop diagnostic tests for the point of care cardiac market. Trinity Biotech has developed point of care tests for the cardiac markers Troponin I and BNP. The technology, which uses micro-pillar technology, is capable of providing extremely sensitive, highly reproducible, quantitative, multiplexed results which give more accurate results than the established point-of-care tests currently in the market.

Following the withdrawal of the FDA 510(k) submission for Troponin-I in October 2016, the company has closed the Sweden product development and manufacturing facilities and is currently evaluating future applications of this advanced technology platform.

Haemoglobin Development Group

Premier Hb9210 Instrument for Haemoglobin A1c Testing

This project entails the development of a new HPLC instrument for testing HbA1c. The new instrument allows access to markets not previously open to Trinity Biotech due to instrument price and test capability. Development was initiated in late 2007, and was launched outside of the United States in 2011 followed by within the United States in early 2012.

In response to increased lab automation as well as workstation consolidation, the Premier 9210 TLA project was initiated at the end of 2014. TLA (total lab automation) capability will enable the Premier 9210 to be interfaced with many of the TLA systems currently available.

As part of our continuous improvement a new monitor, key board and frit housing have been customised and validated. These improvements maintain the competiveness of the instruments. Looking forward, the Premier Hb9210 v2.0 is in the initial stages and design with an expected release date of mid 2018.

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

The company has also developed Premier Resolution which is utilised for variant testing. Premier Resolution continues to be enhanced with unique features such as lot specific gradients, an optimised internal column with pre-filter to extend column life, and a rapidly expanding on-board variant library.

Tristat 2.0

Tristat represents a new HbA1c device that offers rapid, precise analysis in a simple and highly cost effective manner. Using boronate affinity technology and a two phase optical system, three samples can be analysed simultaneously. This instrument though often characterised as point-of-care is being targeted at low volume laboratories and governmental outreach programs. The ability to perform three samples simultaneously enables the instrument to address these segments. Taking advantage of the latest technology the instrument features a colour touchscreen, multiple language capability, modern connectivity, increased storage capacity as well as replaceable diodes for state –of –the –art performance.

Point-of-Care Development Group

Trinity Biotech has commenced development of tests for the detection of HIV and malaria, and a next-generation Lyme confirmatory test at the product development unit at the Carlsbad, California facility. Trinity Biotech is currently in the process of obtaining regulatory approvals for these tests.

Trend Information

For information on trends in future operating expenses and capital resources, see “Results of Operations” and “Liquidity and Capital Resources” under Item 5.

Item  6     Directors, Senior Management and Employees

Directors

Name	Age	Title
Ronan O’Caoimh	61	Chairman and Chief Executive Officer
Jim Walsh, PhD	58	Executive Director
Kevin Tansley	46	Executive Director, Chief Financial Officer &Company Secretary
Denis R. Burger, PhD	73	Non Executive Director / Lead Director
Peter Coyne	57	Non Executive Director
Clint Severson	68	Non Executive Director
James D. Merselis	63	Non Executive Director

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

Jim Walsh, PhD, Executive Director, initially joined Trinity Biotech in October 1995 as Chief Operations Officer. Dr Walsh resigned from the role of Chief Operations Officer in 2007 to become a Non Executive Director of the Company. In October, 2010 Dr Walsh rejoined the company as Chief Scientific Officer. Dr Walsh resigned from this position in 2015 and focuses on Business Development activities. Prior to joining Trinity Biotech, Dr Walsh was Managing Director of Cambridge Diagnostics Ireland Limited (“CDIL”). He was employed with CDIL since 1987. Before joining CDIL he worked with Fleming GmbH as Research & Development Manager. Dr Walsh holds a PhD in Chemistry from University College Galway.

Kevin Tansley, Chief Financial Officer, joined Trinity Biotech in March 2003 and was appointed Chief Financial Officer and Secretary to the Board of Directors in November 2007. Mr. Tansley was appointed to the board in September 2016 as Executive Director. Mr Tansley trained as a chartered accountant in the Corporate Financial Services practice of Arthur Andersen & Co. Prior to joining Trinity Biotech in 2003, Mr Tansley held a number of financial positions in the Irish electricity utility ESB. Mr Tansley holds a Masters of Accounting from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.

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

Peter Coyne, Non-executive director, joined the board of Trinity Biotech in November 2001 as a non-executive director. Mr Coyne trained as a chartered accountant in the Corporate Financial Services practice of Arthur Andersen & Co. Mr Coyne was previously a director of AIB Corporate Finance and has extensive experience of advising boards on mergers and acquisitions and corporate strategy. Mr Coyne is an independent business consultant advising companies and business owners on mergers, acquisitions and disposals. Mr Coyne is a non-executive director of Ark Life Assurance Company dac, an Irish Life assurance company regulated by the Central Bank of Ireland and owned since January 2016 by Swiss Re. Mr. Coyne holds a bachelor of engineering degree from University College Dublin, is a fellow of the Institute of Chartered Accountants in Ireland and is a CEDR Accredited Mediator.

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

James D. Merselis, Non-executive director, joined the board of Trinity Biotech in February 2009. He is currently a non-executive director of Biosensia Ltd; a point-of-care diagnostics company located in Dublin, Ireland, Kypha Inc.; a St. Louis, Missouri based diagnostic company focused on Complement assays in the diagnosis and management of patients with inflammatory diseases and Abram Scientific Inc.; a coagulation diagnostics company located in Palo Alto, California. Mr Merselis has forty years experience in healthcare, including twenty-two years at Boehringer Mannheim Diagnostics (now Roche Diagnostics). Mr Merselis has led a number of healthcare diagnostic start-ups. From 2002 to 2007, he served as President and CEO of HemoSense, Inc., a point-of-care diagnostics company providing patients and physicians with rapid test results to help manage the risk of stroke with the use of Warfarin or Coumadin. During this time he successfully took the company public (AMEX:HEM) followed two years later by its acquisition by Alere (NYSE:ALR). His leadership at other start-ups has included: Nexus Dx (now Samsung), Alverix, Inc. (now Becton Dickenson), and Micronics, Inc. (now SONY).

Compensation of Directors and Officers

The basis for the executive directors’ remuneration and level of annual bonuses is determined by the Remuneration Committee of the board. In all cases, bonuses and the granting of share options are subject to stringent performance criteria. The Remuneration Committee consists of Dr Denis Burger (committee chairman and lead director), Mr Peter Coyne, Mr Clint Severson and Mr James Merselis. Directors’ remuneration shown below comprises salaries, pension contributions and other benefits and emoluments in respect of executive directors. Non-executive directors are remunerated by fees and the granting of share options. The fees payable to non-executive directors are determined by the board. Each director is reimbursed for expenses incurred in attending meetings of the board of directors.

Total directors and non-executive directors’ remuneration, excluding pension, for the year ended December 31, 2016 amounted to US$1,946,000. The pension charge for the year amounted to US$41,000. See Item 18, Note 5 to the consolidated financial statements. The split of directors’ remuneration set out by director is detailed in the table below:

Executive Director	Salary/ Benefits US$’000	Performance related bonus US$’000	Defined contribution pension US$’000	Total 2016 US$’000	Total 2015 US$’000
Ronan O’Caoimh[1]	661	127	—	788	849
Jim Walsh[2]	203	37	—	240	369
Kevin Tansley[3]	434	84	41	559	527
	1,298	248	41	1,587	1,745

Non-executive Director	Fees US$’000	Total 2016 US$’000	Total 2015 US$’000
Denis R. Burger	100	100	100
Peter Coyne	100	100	100
James Merselis	100	100	100
Clint Severson	100	100	100
	400	400	400

As at December 31, 2016 there was no accrual by the Company to provide pension, retirement or similar benefits for the directors (2015: NIL).

The total share-based compensation expense recognised in the consolidated statement of operations in 2016 in respect of options granted to both executive and non-executive directors amounted to US$1,121,000. See Item 18, Note 5 to the consolidated financial statements.

[1]	Includes payments made to Darnick Company.
[2]	Includes payments made to Diagnostic Polymers, a company wholly-owned by Jim Walsh and members of his immediate family.
[3]	Kevin Tansley was appointed to the board in September 2016 as Executive Director. Remuneration for the year ended 31 December 2016 also includes remuneration paid to Kevin Tansley in respect of his roles as Chief Financial Officer and Company Secretary.

There were no ‘A’ share options granted to the directors or the Company Secretary during 2015. Share options granted to directors during 2016 are detailed in the table below:

Director/Executive Officer	Number of Options Granted	Exercise Price of Options Granted	Date of Option Grant*
Ronan O’Caoimh	800,000 ‘A’ shares (200,000 ADS)	US$2.43 per ‘A’ share (US$9.73 per ADS)	24 February 2016
Jim Walsh	160,000 ‘A’ shares (40,000 ADS)	US$2.43 per ‘A’ share (US$9.73 per ADS)	24 February 2016
Kevin Tansley	500,000 ‘A’ shares (125,000ADS)	US$2.43 per ‘A’ share (US$9.73 per ADS)	24 February 2016
Denis Burger	60,000 ‘A’ shares (15,000 ADS)	US$2.43 per ‘A’ share (US$9.73 per ADS)	24 February 2016
Peter Coyne	60,000 ‘A’ shares (15,000 ADS)	US$2.43 per ‘A’ share (US$9.73 per ADS)	24 February 2016
Clint Severson	60,000 ‘A’ shares (15,000 ADS)	US$2.43 per ‘A’ share (US$9.73 per ADS)	24 February 2016
James Merselis	60,000 ‘A’ shares (15,000 ADS)	US$2.43 per ‘A’ share (US$9.73 per ADS)	24 February 2016

*	All options issued are subject to a 7 year life from date of grant.

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

Board Practices

The Articles of Association of Trinity Biotech provide that one third of the directors in office (other than the Managing Director or a director holding an executive office with Trinity Biotech) or, if their number is not three or a multiple of three, then the number nearest to but not exceeding one third, shall retire from office at every annual general meeting. If at any annual general meeting the number of directors who are subject to retirement by rotation is two, one of such directors shall retire and if the number of such directors is one, that director shall retire. Retiring directors may offer themselves for re-election. The directors to retire at each annual general meeting shall be the directors who have been longest in office since their last appointment. As between directors of equal seniority the directors to retire shall, in the absence of agreement, be selected from among them by lot.

The Board of Directors has established Audit, Remuneration and Compensation Committees. The Remuneration and Compensation Committee consists of Dr Denis Burger (committee chairman and lead director), Mr Peter Coyne, Mr Clint Severson and Mr James Merselis. This Committee is responsible for approving executive directors’ remuneration including bonuses and share option grants. The Audit Committee reviews the Group’s annual and interim financial statements and reviews reports on the effectiveness of the Group’s internal controls. It also appoints the external auditors, reviews the scope and results of the external audit and monitors the relationship with the auditors. The Audit Committee comprises two of the four independent non-executive directors of the Group, Mr Peter Coyne (Committee Chairman) and Mr James Merselis. The Compensation Committee currently comprises Mr Ronan O’Caoimh (Committee Chairman) and Dr Jim Walsh. The Board of Directors administers the Employee Share Option Plan. The Board determines the exercise price and the term of the options. Individual option grants of less than 30,000 ‘A’ ordinary shares (7,500 ADRs) are approved by the Compensation Committee. Options granted to the members of the Compensation Committee are approved by the Remuneration Committee and share options granted to non-executive directors are decided by the other members of the board.

Because Trinity Biotech is a foreign private issuer, it is not required to comply with all of the corporate governance requirements set forth in NASDAQ Rule 5600 as they apply to U.S. domestic companies. The Group’s corporate governance measures differ in the following significant ways: (a) the Group has not appointed an independent nominations committee or adopted a board resolution addressing the nominations process and (b) the Audit Committee of the Group currently consists of two members (both of whom are non-executive directors) – while U.S. domestic companies listed on NASDAQ are required to have three members on their audit committee and be comprised only of independent directors.

Employees

During 2016, Trinity Biotech had an average of 582 employees (2015: 555) consisting of 73 research scientists and technicians, 348 manufacturing and quality assurance employees, and 161 finance, administration, sales and marketing staff (2015: 69 research scientists and technicians, 330 manufacturing and quality assurance employees, and 156 finance, administration, sales and marketing staff). Trinity Biotech’s future hiring levels will depend on the growth of revenues.

The geographic spread of the Group’s employees is as follows: 351 in our U.S. operations, 165 in Bray, Ireland, 43 in Uppsala, Sweden, 2 in the UK and 21 in Sao Paulo, Brazil.

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

Under certain circumstances involving a change in control of Trinity Biotech, the Board may accelerate the exercisability and termination of options.

As of February 28, 2017, 7,655,000 (1,913,750 ADS equivalent) of the options outstanding were held by the directors and Company Secretary of Trinity Biotech as follows:

Director/Company Secretary	Number of Options ‘A’ Shares	Number of Options ADS Equivalent	Exercise Price (Per ‘A’ Share)		Exercise Price (Per ADS)	Expiration Date of Options
Ronan O’Caoimh	800,000 800,000 800,000 800,000	200,000 200,000 200,000 200,000	US$ US$ US$ US$	2.52 4.21 4.23 2.43	US$10.09 US$16.85 US$16.90 US$9.73	7 March 2019 24 May 2020 5 December 2021 24 February 2023
Denis Burger	60,000 60,000 60,000	15,000 15,000 15,000	US$ US$ US$	4.21 4.23 2.43	US$16.85 US$16.90 US$9.73	24 May 2020 5 December 2021 24 February 2023
Jim Walsh	15,000 100,000 500,000 500,000 160,000 160,000	3,750 25,000 125,000 125,000 40,000 40,000	US$ US$ US$ US$ US$ US$	1.52 1.57 2.52 4.21 4.23 2.43	US$6.07 US$6.26 US$10.09 US$16.85 US$16.90 US$9.73	21 May 2017 4 October 2017 7 March 2019 24 May 2020 5 December 2021 24 February 2023
Peter Coyne	60,000 60,000 60,000 60,000 60,000	15,000 15,000 15,000 15,000 15,000	US$ US$ US$ US$ US$	1.52 2.52 4.21 4.23 2.43	US$6.07 US$10.09 US$16.85 US$16.90 US$9.73	21 May 2017 7 March 2019 24 May 2020 5 December 2021 24 February 2023
Clint Severson	20,000 40,000 60,000 60,000	5,000 10,000 15,000 15,000	US$ US$ US$ US$	2.52 4.21 4.23 2.43	US$10.09 US$16.85 US$16.90 US$9.73	7 March 2019 24 May 2020 5 December 2021 24 February 2023
James Merselis	15,000 40,000 60,000 60,000 60,000	3,750 10,000 15,000 15,000 15,000	US$ US$ US$ US$ US$	1.52 2.52 4.21 4.23 2.43	US$6.07 US$10.09 US$16.85 US$16.90 US$9.73	21 May 2017 7 March 2019 24 May 2020 5 December 2021 24 February 2023
Kevin Tansley	125,000 500,000 500,000 500,000 500,000	31,250 125,000 125,000 125,000 125,000	US$ US$ US$ US$ US$	1.52 2.52 4.21 4.23 2.43	US$6.07 US$10.09 US$16.85 US$16.90 US$9.73	21 May 2017 7 March 2019 24 May 2020 5 December 2021 24 February 2023

As of February 28, 2017 the following total options were outstanding:

	Number of ‘A’ Ordinary Shares Subject to Option	Range of Exercise Price per Ordinary Share		Range of Exercise Price per ADS
Total options outstanding	9,800,183	US$	0.66-US$4.47	US$	2.63-US$17.88

As of February 28, 2017 there were no warrants to purchase ‘A’ Ordinary Shares in the Company outstanding.

Item 7     Major Shareholders and Related Party Transactions

As of February 28, 2017 Trinity Biotech has outstanding 96,162,410 ‘A’ Ordinary shares. Such totals exclude 9,800,183 shares issuable upon the exercise of outstanding options and warrants.

The following table sets forth, as of February 28, 2017, the Trinity Biotech ‘A’ Ordinary Shares beneficially held by (i) each person believed by Trinity Biotech to beneficially hold 5% or more of such shares, (ii) each director and the Company Secretary of Trinity Biotech, and (iii) all directors and the Company Secretary as a group.

Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated. The Group is not controlled by another corporation or government.

	Number of ‘A’ Ordinary Shares Beneficially Owned		Number of ADSs Beneficially Owned	Percentage ‘A’ Ordinary Shares (8)	Percentage Total Voting Power
Paradice Investment Management LLC	6,505,984		1,626,496	6.1%	6.1%
Heartland Advisors, Inc.	6,135,000		1,533,570	5.8%	5.8%
Boston Partners Global Investors, Inc.	6,007,000		1,501,750	5.7%	5.7%
Janus Capital Management LLC	5,682,116		1,420,529	5.4%	5.4%
Ronan O’Caoimh	6,837,500	(1)	1,709,375	6.5%	6.5%
Jim Walsh	2,828,611	(2)	707,153	2.7%	2.7%
Denis Burger	212,000	(3)	53,000	0.2%	0.2%
Peter Coyne	330,000	(4)	82,500	0.3%	0.3%
Clint Severson	468,000	(5)	117,000	0.4%	0.4%
James Merselis	423,600	(6)	105,900	0.4%	0.4%
Kevin Tansley	2,275,000	(7)	568,750	2.1%	2.1%
Directors & Co. Secretary as a group (7 persons)	13,374,711	(1)(2)(3)(4)(5)(6)(7)	3,343,678	12.6%	12.6%

(1)	Includes 3,200,000 ‘A’ Ordinary shares issuable upon exercise of options.
(2)	Includes 1,435,000 ‘A’ Ordinary shares issuable upon exercise of options. Note that 1,200,000 ‘A’ Ordinary shares (300,000 ADSs) of Dr Walsh’s shares are held in trust for the benefit of Dr Walsh’s immediate family.
(3)	Includes 180,000 ‘A’ Ordinary shares issuable upon exercise of options.
(4)	Includes 300,000 ‘A’ Ordinary shares issuable upon exercise of options.
(5)	Includes 180,000 ‘A’ Ordinary shares issuable upon exercise of options.
(6)	Includes 235,000 ‘A’ Ordinary shares issuable upon exercise of options.
(7)	Includes 2,125,000 ‘A’ Ordinary shares issuable upon exercise of options.
(8)	Percentage ‘A’ Ordinary shares is based upon total outstanding ‘A’ Ordinary shares and total number of shares issuable upon exercise of options.

Related Party Transactions

The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech, and directly with Mr O’Caoimh and Dr Walsh, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland.

In November 2002, the Group entered into an agreement for a 25 year lease with JRJ for offices that have been constructed adjacent to its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$401,000) is payable from January 1, 2004. There was a rent review performed on this premises in 2009 and further to this review, there was no change to the annual rental charge.

In December 2007, the Group entered into an agreement with Mr. O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a total annual rent of €787,000 (US$828,000). At the time, independent valuers advised the Group that the rent in respect of each of the leases represents a fair market rent.

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe at the time that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises.

Darnick Company is wholly-owned by members of Mr. O’Caoimh’s immediate family. On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by a management agreement with Darnick Company. Pursuant to the agreement, Darnick Company will provide Trinity Biotech with the services of Mr O’Caoimh as Chief Executive Officer. In 2016, the Group paid US$706,000 to Darnick Company in respect of compensation for provision of CEO services. There is no balance payable to or receivable from Darnick Company as at December 31, 2016.

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

There were no director loans advanced during 2016 and there were no loan balances payable to or receivable from directors at January 1, 2016 and at December 31, 2016.

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

The amount of payments to Rayville included in compensation expense was US$Nil for 2016, 2015, 2014 and 2013. There were no dividends payable to Rayville Limited as at December 31, 2016, 2015, 2014 or 2013.

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

In 2010, Laboratoires Nephrotek, formerly a distributor for Trinity Biotech, took a legal action in France against the Group, claiming damages of US$0.8 million. They claimed that certain instruments supplied by Trinity Biotech did not operate properly in the field. In 2013, Trinity Biotech successfully defended this claim in the French courts. In 2017, the French courts heard Nephrotek’s appeal and again found in favour of Trinity Biotech. There are also a small number of legal cases being brought against the Group by certain of its former employees in the previously owned French subsidiary, Trinity Biotech France S.à.r.l.

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

The Group’s ‘A’ Ordinary Shares were also listed and traded on the Irish Stock Exchange until November 2007, whereby the Company de-listed from the Irish Stock Exchange. The Group’s depository bank for ADSs is The Bank of New York Mellon. On February 28, 2017, the reported closing sale price of the ADSs was US$6.17 per ADS. The following tables set forth the range of quoted high and low sale prices of Trinity Biotech’s ADSs for (a) the years ended December 31, 2012, 2013, 2014, 2015 and 2016; (b) the quarters ended March 31, June 30, September 30 and December 31, 2015; March 31, June 30, September 30 and December 31, 2016; and (c) the months of March, April, May, June, July, August, September, October, November and December 2016 and January and February 2017 as reported on NASDAQ. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

ADSs

Year Ended December 31	High		Low
2012	US$	15.75	US$	8.81
2013	US$	25.63	US$	14.30
2014	US$	28.06	US$	14.00
2015	US$	20.24	US$	10.74
2016	US$	13.68	US$	5.76

ADSs

2015	High		Low
Quarter ended March 31	US$	20.24	US$	17.00
Quarter ended June 30	US$	19.35	US$	15.43
Quarter ended September 30	US$	19.03	US$	11.00
Quarter ended December 31	US$	13.28	US$	10.74

ADSs

2016	High		Low
Quarter ended March 31	US$	12.02	US$	9.20
Quarter ended June 30	US$	12.17	US$	10.37
Quarter ended September 30	US$	13.68	US$	10.51
Quarter ended December 31	US$	13.15	US$	5.76

ADSs

Month Ended	High		Low
March 31, 2016	US$	12.02	US$	9.81
April 30, 2016	US$	12.17	US$	10.95
May 31, 2016	US$	11.65	US$	10.75
June 30, 2016	US$	12.00	US$	10.37
July 31, 2016	US$	13.16	US$	10.51
August 31, 2016	US$	13.68	US$	11.76
September 30, 2016	US$	13.47	US$	12.30
October 31, 2016	US$	13.15	US$	5.76
November 30, 2016	US$	7.40	US$	6.52
December 31, 2016	US$	7.27	US$	6.64
January 31, 2017	US$	7.20	US$	6.28
February 28, 2017	US$	6.86	US$	6.02

The number of record holders of Trinity Biotech’s ADSs as at February 28, 2017 amounts to 531, inclusive of those brokerage firms and/or clearing houses holding Trinity Biotech’s securities for their clients (with each such brokerage house and/or clearing house being considered as one holder).

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

Irish Law

As required by the Companies Act 2014, all of Trinity Biotech’s private limited companies incorporated in Ireland (refer to Note 32) have been converted into the new form of private limited company. Pursuant to Irish law, Trinity Biotech must maintain a register of its shareholders. This register is open to inspection by shareholders free of charge and to any member of the public on payment of a small fee. The books containing the minutes of proceedings of any general meeting of Trinity Biotech are required to be kept at the registered office of the Company and are open to the inspection of any member without charge. Minutes of meetings of the Board of Directors are not open to scrutiny by shareholders. Trinity Biotech is obliged to keep proper accounting records. The shareholders have no statutory right to inspect the accounting records. The only financial records, which are open to the shareholders, are the financial statements, which are sent to shareholders with the annual report. Irish law also obliges Trinity Biotech to file information relating to certain events within the Company (changes to share rights, changes to the Board of Directors). This information is filed with the Companies Registration Office (the “CRO”) in Dublin and is open to public inspection. The Articles of Association of Trinity Biotech permit ordinary shareholders to approve corporate matters in writing provided that it is signed by all the members for the time being entitled to vote and attend at general meeting. Ordinary shareholders are entitled to call a meeting by way of a requisition. The requisition must be signed by ordinary shareholders holding not less than one-tenth of the paid up capital of the Company carrying the right of voting at general meetings of the Company. Trinity Biotech is generally permitted, subject to company law, to issue shares with preferential rights, including preferential rights as to voting, dividends or rights to a return of capital on a winding up of the Company. Any shareholder who complains that the affairs of the Company are being conducted or that the powers of the directors of the Company are being exercised in a manner oppressive to him or any of the shareholders (including himself), or in disregard of his or their interests as shareholders, may apply to the Irish courts for relief. Shareholders have no right to maintain proceedings in respect of wrongs done to the Company.

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

Passive Foreign Investment Company

For U.S. federal income tax purposes, a foreign corporation is treated as a “passive foreign investment company” (or “PFIC”) in any taxable year in which, after taking into account the income and assets of the corporation and certain of its subsidiaries pursuant to the applicable “look through” rules, either (1) at least 75% of the corporation’s gross income is passive income or (2) at least 50% of the average value of the corporation’s assets is attributable to assets that produce passive income or are held for the production of passive income. Based on the nature of its present business operations, assets and income, Trinity Biotech believes that for the year 2016, it is not a PFIC. However, no assurance can be given that changes will not occur in Trinity Biotech’s business operations, assets and income that might cause it to be treated as a PFIC at some future time.

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

Individual Irish Holders will be subject to income tax on the gross amount of any dividend (that is the amount of the dividend received plus any DWT withheld), at their marginal rate of income tax, currently either 20% or 40% depending on the individual’s circumstances, excluding Pay Related Social Insurance (“PRSI”) and the Universal Social Charge (“USC”). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of DWT withheld. Individual Irish Holders may, depending on their circumstances, also be subject to the Irish USC of up to 8%, with a further 3% surcharge also arising on certain income in excess of €100,000 and a PRSI contribution of up to 4% in respect of their dividend income.

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

A gift or inheritance of ordinary shares will be, or in the case of ADSs may be, within the charge to capital acquisitions tax, regardless of where the disponer or the donee/successor in relation to the gift/inheritance is domiciled, resident or ordinarily resident. Capital acquisitions tax is levied at a rate of 33% on the taxable value of the gift or inheritance above certain tax-free thresholds and this rate applies in respect of gifts and inheritances taken on or after 6 December 2012 (the rate was 30% between 7 December 2011 and 5 December 2012). The tax-free threshold is determined by the amount of the current benefit and of previous benefits received within the group threshold since 5 December 1991, which are within the charge to capital acquisitions tax and the relationship between the former holder and the successor. Gifts and inheritances between spouses are not subject to the capital acquisitions tax. Gifts of up to €3,000 can be received each year from any given individual without triggering a charge to capital acquisitions tax. Where a charge to Irish CGT and capital acquisitions tax arises on the same event, capital acquisitions tax payable on the event can be reduced by the amount of the CGT payable. There should be no clawback of the same event credit of CGT offset against capital acquisitions tax provided the donee does not dispose of the ordinary shares or ADSs within two years from the date of gift.

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

Trinity Biotech estimates that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Group is exposed, without making any allowance for the potential impact of such a rise on exchange rates, would be an increase in the loss before tax for 2016 by approximately 1.8%.

Exchange rate sensitivity

At year-end 2016, approximately 10.4% of the Group’s US$108,727,000 net worth (shareholders’ equity) was denominated in currencies other than the US Dollar, principally the Euro, Canadian Dollar, Swedish Kroner and Great British Pound.

A strengthening or weakening of the US Dollar by 10% against all the other currencies in which the Group operates, would have the approximate effect of reducing or increasing the Group’s 2016 year-end net worth by US$1,134,000.

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

At December 31, 2016 Group borrowings were at fixed rates of interest and consisted of US Dollar denominated exchangeable notes and Euro denominated finance leases. At December 31, 2016 year-end borrowings totalled US$92,232,000 (2015: US$92,827,000) at interest rates of 4.00% to 4.59% (2015: 4.00% to 4.59%). At December 31, 2014, 2013 and 2012 the Group had no borrowings. See Item 18, Note 27.

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$770,000 (2015: US$1,020,000) and would not affect the interest expense in 2016 or 2015; resulting in an increase in interest income of US$770,000 (2015: US1,020,000).

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro, Swedish Kroner and Brazilian Real denominated expenses as a result of the movement in the exchange rate between the US Dollar and those currencies. Arising from this, where considered necessary, the Group periodically pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered Euro, Kroner and Real expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro, Kroner or Real forecasted transactions. These forward contracts normally have maturities of less than one year after the balance sheet date. There were no forward contracts in place as at 31 December, 2016.

The Group had foreign currency denominated cash balances equivalent to US$2,003,000 at December 31, 2016 (2015: US$1,683,000).

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

Evaluation of Disclosure Controls and Procedures

The Group’s disclosure and control procedures are designed so that information required to be disclosed in reports filed or submitted under the Securities Exchange Act 1934 is prepared and reported on a timely basis and communicated to management, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934 as of the end of the period covered by this Form 20-F. The Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were effective as of December 31, 2016.

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

Management has assessed the effectiveness of internal control over financial reporting based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2016.

Our auditor, Grant Thornton, an independent registered public accounting firm, has issued an attestation report on the Group’s internal control over financial reporting as of December 31, 2016 (see Item 18).

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

	Year ended December 31, 2016		Year ended December 31, 2015
	US$’000%		US$’000%
Audit	469	81%	492	82%
Audit-related	37	6%	66	11%
Tax	77	13%	42	7%

Total	583		600

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

16 E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 3, 2011 the Company announced its intention to commence a Share Buyback Program for the first time in the Company’s history. Under the authority given by the passing of Resolution 6 at the 2012 AGM, the maximum number of shares that may yet be purchased by Trinity Biotech or on the Group’s behalf at December 31, 2016 was 6,460,199 (1,615,050 ADSs) (2015: 7,244,556 (1,811,139 ADSs)).

2016 Share Buyback

During 2016, 1,109,435 shares were purchased by Trinity Biotech or on the Group’s behalf (2015: Nil).

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

Item 18     Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Trinity Biotech plc

We have audited the internal control over financial reporting of Trinity Biotech plc and subsidiaries (the “Company”) as of December 31, 2016, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting (“Management’s Report”). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2016, and our report dated April 24, 2017 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON

Dublin, Ireland

April 24, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Trinity Biotech plc

We have audited the accompanying consolidated statements of financial position of Trinity Biotech plc and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trinity Biotech plc and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 24, 2017, expressed an unqualified opinion.

/s/ GRANT THORNTON

Dublin, Ireland

April 24, 2017

CONSOLIDATED STATEMENT OF OPERATIONS

		Year ended December 31
	Notes	2016 Total US$‘000	2015 Total US$‘000	2014 Total US$‘000
Revenues	2	99,611	100,195	104,872
Cost of sales		(56,127)	(53,683)	(55,496)

Gross profit		43,484	46,512	49,376
Other operating income	4	239	288	424
Research and development expenses		(5,040)	(5,069)	(4,291)
Selling, general and administrative expenses		(30,366)	(28,225)	(30,071)
Selling, general and administrative expenses - impairment charges and inventory write-off/provision	6	(48,165)	—	—

Operating (loss)/profit		(39,848)	13,506	15,438
Financial income	2, 3	3,147	13,491	97
Financial expenses	2, 3	(5,439)	(4,054)	(132)

Net financing (expense)/income		(2,292)	9,437	(35)

(Loss)/Profit before tax	5	(42,140)	22,943	15,403
Total income tax credit/(expense)	2, 9	3,557	(756)	(479)

(Loss)/Profit for the year	2	(38,583)	22,187	14,924

(Loss)/Profit for the year on discontinued operations	10	(62,042)	(391)	2,290

(Loss)/Profit for the year (all attributable to equity holders)	2	(100,625)	21,796	17,214

Basic (loss)/earnings per ADS (US Dollars) – continuing operations	11	(1.68)	0.96	0.66
Diluted (loss)/earnings per ADS (US Dollars) – continuing operations	11	(1.68)	0.48	0.63

Basic (loss)/earnings per ‘A’ ordinary share (US Dollars) –continuing operations	11	(0.42)	0.24	0.16
Diluted earnings per ‘A’ ordinary share (US Dollars) – continuing operations	11	(0.42)	0.12	0.16

Basic (loss)/earnings per ADS (US Dollars) – group	11	(4.38)	0.94	0.76
Diluted (loss)/earnings per ADS (US Dollars) – group	11	(4.38)	0.46	0.73

Basic (loss)/earnings per ‘A’ ordinary share (US Dollars) – group	11	(1.10)	0.24	0.19
Diluted (loss)/earnings per ‘A’ ordinary share (US Dollars) –group	11	(1.10)	0.12	0.18

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31
	Notes	2016 US$‘000	2015 US$‘000	2014 US$‘000
(Loss)/Profit for the year	2	(100,625)	21,796	17,214
Other comprehensive income
Items that will be reclassified subsequently to profit or loss
Foreign exchange translation differences		3,122	(4,872)	(4,359)

Other comprehensive income		3,122	(4,872)	(4,359)

Total Comprehensive (Loss)/Income (all attributable to owners of the parent)		(97,503)	16,924	12,855

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31
	Notes	2016 US$‘000	2015 US$‘000
ASSETS
Non-current assets
Property, plant and equipment	12	13,403	20,659
Goodwill and intangible assets	13	87,275	161,358
Deferred tax assets	14	14,556	12,792
Derivative financial instruments	24	—	4,690
Other assets	15	870	954

Total non-current assets		116,104	200,453

Current assets
Inventories	16	32,589	35,125
Trade and other receivables	17	22,585	25,602
Income tax receivable		1,205	550
Cash and cash equivalents	18	77,109	101,953

Total current assets		133,488	163,230

TOTAL ASSETS	2	249,592	363,683

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	19	1,213	1,209
Share premium	19	16,187	15,526
Treasury shares	19	(17,327)	(7,367)
Accumulated surplus	19	110,434	209,426
Translation reserve	19	(6,332)	(9,454)
Other reserves	19	4,552	4,552

Total equity		108,727	213,892

Current liabilities
Income tax payable		175	1,163
Trade and other payables	21	24,757	18,636
Provisions	22	75	75
Finance lease liabilities	25	273	271

Total current liabilities		25,280	20,145

Non-current liabilities
Other payables	23	—	1,051
Borrowings	24	92,232	91,514
Derivative financial instruments	24	4,260	11,220
Finance lease liabilities	25	732	1,042
Deferred tax liabilities	14	18,361	24,819

Total non-current liabilities		115,585	129,646

TOTAL LIABILITIES	2	140,865	149,791

TOTAL EQUITY AND LIABILITIES		249,592	363,683

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

					Other reserves
	Share capital ‘A’ ordinary shares US$’000	Share premium US$’000	Treasury Shares US$’000	Translation reserve US$’000	Warrant reserve US$’000	Hedging reserves US$’000	Accumulated surplus US$’000	Total US$’000
Balance at January 1, 2014	1,170	8,842	(7,367)	(223)	4,529	23	176,037	183,011
Profit for the period	—	—	—	—	—	—	17,214	17,214
Other comprehensive income	—	—	—	(4,359)	—	—	—	(4,359)

Total comprehensive income	—	—	—	(4,359)	—	—	17,214	12,855
Share-based payments (Note 20)	—	—	—	—	—	—	2,533	2,533
Options or warrants exercised	22	3,620	—	—	—	—	—	3,642
Share issue expenses	—	(40)	—	—	—	—	—	(40)
Dividends	—	—	—	—	—	—	(5,029)	(5,029)

Balance at December 31, 2014	1,192	12,422	(7,367)	(4,582)	4,529	23	190,755	196,972

Balance at January 1, 2015	1,192	12,422	(7,367)	(4,582)	4,529	23	190,755	196,972
Profit for the period	—	—	—	—	—	—	21,796	21,796
Other comprehensive income	—	—	—	(4,872)	—	—	—	(4,872)

Total comprehensive income	—	—	—	(4,872)	—	—	21,796	16,924
Share-based payments (Note 20)	—	—	—	—	—	—	1,974	1,974
Options or warrants exercised	17	3,110	—	—	—	—	—	3,127
Share issue expenses	—	(6)	—	—	—	—	—	(6)
Dividends (Note 29)	—	—	—	—	—	—	(5,099)	(5,099)

Balance at December 31, 2015	1,209	15,526	(7,367)	(9,454)	4,529	23	209,426	213,892

Balance at January 1, 2016	1,209	15,526	(7,367)	(9,454)	4,529	23	209,426	213,892
Loss for the period	—	—	—	—	—	—	(100,625)	(100,625)
Other comprehensive income	—	—	—	3,122	—	—	—	3,122

Total comprehensive income/(loss)	—	—	—	3,122	—	—	(100,625)	(97,503)
Share-based payments (Note 20)	—	—	—	—	—	—	1,633	1,633
Options or warrants exercised	4	669	—	—	—	—	—	673
Shares purchased	—	—	(9,960)	—	—	—	—	(9,960)
Share issue expenses	—	(8)	—	—	—	—	—	(8)

Balance at December 31, 2016	1,213	16,187	(17,327)	(6,332)	4,529	23	110,434	108,727

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	Notes	2016 US$‘000	2015 US$‘000	2014 US$‘000
Cash flows from operating activities
(Loss) / profit for the year		(100,625)	21,796	17,214
Adjustments to reconcile net profit to cash provided by operating activities:
Depreciation	5	3,159	2,989	2,115
Amortisation	5, 13	2,973	2,653	2,380
Income tax (credit)/expense	9	(8,630)	1,080	853
Financial income	3	(3,147)	(13,491)	(97)
Financial expense	3	5,444	4,063	69
Share-based payments	20	1,414	1,550	1,496
Foreign exchange (gains)/losses on operating cash flows		(226)	(2,115)	(308)
Loss on disposal or retirement of property, plant and equipment	5	15	15	—
Movement in inventory provision	16	(533)	852	496
Impairment of inventory	16	7,405	—	—
Impairment of prepayments		757	—	—
Impairment of property, plant and equipment		9,029	—	—
Impairment of intangible assets		87,673	—	—
Closure costs		3,431	—	—
Other non-cash items		4,087	563	(3,936)

Operating cash flows before changes in working capital		12,226	19,955	20,282
Decrease / (increase) in trade and other receivables		682	(772)	(729)
Increase in inventories		(3,622)	(2,336)	(4,487)
Increase / (decrease) in trade and other payables		1,270	(3,329)	624

Cash generated from operations		10,556	13,518	15,690
Interest paid		(60)	(34)	—
Interest received		901	135	96
Income taxes (paid) / refunded		(1,169)	(463)	273

Net cash generated by operating activities		10,228	13,156	16,059

Cash flows from investing activities
Payments to acquire intangible assets		(16,548)	(19,492)	(19,486)
Acquisition of property, plant and equipment		(4,215)	(7,094)	(8,270)
Licence fees	21, 23	(1,112)	(1,112)	—

Net cash used in investing activities		(21,875)	(27,698)	(27,756)

Cash flows from financing activities
Proceeds from issue of ordinary share capital	19	857	2,943	3,642
Share buyback		(9,322)	—	—
Expenses paid in connection with share issue and debt financing		(8)	(6)	(40)
Dividends paid to equity holders of the parent	29	—	(5,099)	(5,029)
Proceeds from issuance of exchangeable notes	24	—	115,000	—
Fees relating to issuance of exchangeable notes	24	—	(4,471)	—
Interest payment on exchangeable notes	24	(4,600)	(2,198)	—
Proceeds from new finance leases		—	1,489	—
Payment of finance lease liabilities		(282)	(138)	—

Net cash generated by / (used in) financing activities		(13,355)	107,520	(1,427)

Increase / (Decrease) in cash and cash equivalents		(25,002)	92,978	(13,124)
Effects of exchange rate movements on cash held		158	(127)	(91)
Cash and cash equivalents at beginning of year		101,953	9,102	22,317

Cash and cash equivalents at end of year	18	77,109	101,953	9,102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc (“the Company”) and its subsidiaries (“the Group”) are set out below.

i)	General information

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

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). The IFRS applied are those effective for accounting periods beginning January 1, 2016. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

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

DECEMBER 31, 2016

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

vi)	Goodwill

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

DECEMBER 31, 2016

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

DECEMBER 31, 2016

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

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash generating unit level. The goodwill and indefinite-lived assets were reviewed for impairment at December 31, 2015 and December 31, 2016. See Note 13.

In-process research and development (IPR&D) is tested for impairment on an annual basis, in the fourth quarter, or more frequently if impairment indicators are present, using projected discounted cash flow models. If IPR&D becomes impaired or is abandoned, the carrying value of the IPR&D is written down to its revised fair value with the related impairment charge recognised in the period in which the impairment occurs. If the fair value of the asset becomes impaired as the result of unfavorable data from any ongoing or future clinical trial, changes in assumptions that negatively impact projected cash flows, or because of any other information regarding the prospects of successfully developing or commercializing our programs, we could incur significant charges in the period in which the impairment occurs. The valuation techniques utilized in performing impairment tests incorporate significant assumptions and judgments to estimate the fair value, as described above. The use of different valuation techniques or different assumptions could result in materially different fair value estimates.

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

DECEMBER 31, 2016

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

xi)	Trade and other payables

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

DECEMBER 31, 2016

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

DECEMBER 31, 2016

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

Where Euro, Brazilian Real, Canadian Dollar or Swedish Kroner amounts have been referenced in this document, their corresponding US Dollar equivalent has also been included and these equivalents have been calculated with reference to the foreign exchange rates prevailing at December 31, 2016.

xviii)	Hedging

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

xix)	Exchangeable notes and derivative financial instruments

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xx)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

xxi)	Tax (current and deferred)

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

xxii)	Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

xxiii)	Cost of sales

Cost of sales comprises product cost including manufacturing and payroll costs, quality control, shipping, handling, and packaging costs and the cost of services provided.

xxiv)	Finance income and costs

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

DECEMBER 31, 2016

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

xxvii)	Profit or loss from discontinued operations

A discontinued operation is a component of the Group that either has been disposed of, or is classified as held for sale. Profit or loss from discontinued operations comprises the post-tax profit or loss of discontinued operations and the post-tax gain or loss resulting from the measurement and disposal of assets classified as held for sale.

xxviii)	Fair values

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

xxix)	New IFRS Standards and Interpretations not applied

The IASB and IFRIC have issued additional standards and interpretations which are effective for periods starting after January 1, 2016, all of which have not yet been adopted by the EU. The following standards and interpretations have yet to be adopted by the Group:

International Financial Reporting Standards (IFRS/IAS)		Effective date
IFRS 9	Financial Instruments	January 1, 2018 (adopted by the EU with effectivity date of January 1, 2018)
IFRS 15	Revenue from Contracts with Customers	January 1, 2018 (adopted by the EU with effectivity date of January 1, 2018)
IFRS 16	Leases	January 1, 2019 (not yet adopted by the EU)
IFRS 2	Share-based Payments – Classification and Measurement of Share-based Payment Transactions	January 1, 2018 (not yet adopted by the EU)
IAS 7	Statement of Cash Flows (Amendment) – Disclosure Initiative	January 1, 2017 (not yet adopted by the EU)
IAS 12	Income Taxes (Amendment) – Recognition of Deferred Tax Assets for Unrealised Losses	January 1, 2017 (not yet adopted by the EU)

The Group has not assessed the impact of the adoption of these standards and interpretations on its financial statements on initial adoption.

The Group has adopted the following standards and amendments during the year:

•	IAS 1 Presentation of Financial Statements (Amendment)
•	IAS 38 Intangible Assets (Amendment)
•	IAS 16 Property, Plant & Equipment (Amendment)

The application of the above standards did not result in material changes in the Group’s consolidated accounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

2.	SEGMENT INFORMATION

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

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.

i)	The distribution of revenue by geographical area based on location of assets was as follows:

		Rest of World
Revenue	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2016	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	63,889	35,718	4	—	99,611
Inter-segment revenue	39,322	5,349	348	(45,019)	—

Total revenue	103,211	41,067	352	(45,019)	99,611

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2015	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	60,431	38,521	1,243	—	100,195
Inter-segment revenue	38,996	6,750	10,484	(56,230)	—

Total revenue	99,427	45,271	11,727	(56,230)	100,195

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2014	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	61,611	40,975	2,286	—	104,872
Inter-segment revenue	36,273	6,905	17,018	(60,196)	—

Total revenue	97,884	47,880	19,304	(60,196)	104,872

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

2.	SEGMENT INFORMATION (CONTINUED)

ii)	The distribution of revenue by customers’ geographical area was as follows:

Revenue	December 31, 2016 US$‘000	December 31, 2015 US$‘000	December 31, 2014 US$‘000
Americas	61,613	62,421	61,142
Asia / Africa	25,501	22,346	25,161
Europe (including Ireland) *	12,497	15,428	18,569

	99,611	100,195	104,872

*	Revenue from customers in Ireland is not disclosed separately due to the immateriality of these revenues.

iii)	The distribution of revenue by major product group was as follows:

Revenue	December 31, 2016 US$‘000	December 31, 2015 US$‘000	December 31, 2014 US$‘000
Clinical laboratory	74,166	73,576	77,240
Point-of-Care	16,908	18,810	20,036
Laboratory services	8,537	7,809	7,596

	99,611	100,195	104,872

iv)	The distribution of segment results by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2016	US$‘000	US$‘000	US$‘000	US$‘000
Result before exceptional expenses	4,564	4,270	384	9,218
Impairment	(22,989)	(20,390)	—	(43,379)
Inventory provision	(335)	(4,451)	—	(4,786)

Result after exceptional expenses	(18,760)	(20,571)	384	(38,947)
Unallocated expenses *				(901)

Operating profit				(39,848)
Net financing expense (Note 3)				(2,292)

Loss before tax				(42,140)
Income tax credit (Note 9)				3,557

Loss for the year on continuing operations				(38,583)
Loss for the year on discontinued operations				(62,042)

Loss for the year				(100,625)

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2015	US$‘000	US$‘000	US$‘000	US$‘000
Result	4,183	9,782	524	14,489
Unallocated expenses *				(983)

Operating profit				13,506
Net financing income (Note 3)				9,437

Profit before tax				22,943
Income tax expense (Note 9)				(756)

Profit for the year on continuing operations				22,187
Loss for the year on discontinued operations				(391)

Profit for the year				21,796

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2014	US$‘000	US$‘000	US$‘000	US$‘000
Result	5,350	9,383	1,587	16,320
Unallocated expenses *				(882)

Operating profit				15,438
Net financing income (Note 3)				(35)

Profit before tax				15,403
Income tax expense (Note 9)				(479)

Profit for the year on continuing operations				14,924
Profit for the year on discontinued operations				2,290
Profit for the year				17,214

*	Unallocated expenses represent head office general and administration costs of the Group which cannot be allocated to the results of any specific geographical area.

v)	The distribution of segment assets and segment liabilities by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2016	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	93,589	63,062	71	156,722
Unallocated assets:
Income tax assets (current and deferred)				15,761
Cash and cash equivalents				77,109

Total assets as reported in the Group balance sheet				249,592

Segment liabilities	9,746	108,049	4,534	122,329
Unallocated liabilities:
Income tax liabilities (current and deferred)				18,536

Total liabilities as reported in the Group balance sheet				140,865

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2015	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	110,255	120,239	17,894	248,388
Unallocated assets:
Income tax assets (current and deferred)				13,342
Cash and cash equivalents				101,953

Total assets as reported in the Group balance sheet				363,683

Segment liabilities	8,492	113,703	1,614	123,809
Unallocated liabilities:
Income tax liabilities (current and deferred)				25,982

Total liabilities as reported in the Group balance sheet				149,791

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

2.	SEGMENT INFORMATION (CONTINUED)

vi)	The distribution of long-lived assets, which are property, plant and equipment, goodwill and intangible assets and other non-current assets (excluding deferred tax assets), by geographical area was as follows:

	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Rest of World – Ireland	41,909	94,641
Rest of World – Other	—	16,763
Americas	59,639	76,257

	101,548	187,661

vii)	The distribution of depreciation and amortisation by geographical area was as follows:

	December 31, 2016 US$‘000	December 31, 2015 US$‘000	December 31, 2014 US$‘000
Depreciation:
Rest of World – Ireland	1,072	825	478
Rest of World – Other	304	151	160
Americas	2,197	2,081	1,538

	3,573	3,057	2,176

Amortisation:
Rest of World – Ireland	1,533	1,468	1,355
Rest of World – Other	—	—	—
Americas	1,440	1,185	1,025

	2,973	2,653	2,380

viii)	The distribution of share-based payment expense by geographical area was as follows:

	December 31, 2016 US$‘000	December 31, 2015 US$‘000	December 31, 2014 US$‘000
Rest of World – Ireland	1,187	1,415	1,350
Rest of World – Other	41	13	22
Americas	153	122	124

	1,381	1,550	1,496
Share based-payments – discontinued operations	33	—	—

	1,414	1,550	1,496

See Note 20 for further information on share-based payments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

2.	SEGMENT INFORMATION (CONTINUED)

ix)	The distribution of interest income and interest expense by geographical area was as follows:

		Rest of World
Interest Income Year ended December 31, 2016	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$‘000	Total US$‘000
Interest income earned	21	856	—	—	877
Non-cash financial income	—	2,270	—	—	2,270
Inter-segment interest income	—	—	4,853	(4,853)	—

Total	21	3,126	4,853	(4,853)	3,147

		Rest of World
Interest Expense Year ended December 31, 2016	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$‘000	Total US$’000
Interest on deferred consideration and licence fee	—	66	—	—	66
Interest on finance leases	—	55	—	—	55
Cash interest on exchangeable notes	—	4,600	—	—	4,600
Non-cash interest on exchangeable notes	—	718	—	—	718
Inter-segment interest expense	4,853	—	—	(4,853)	—

Total	4,853	5,439	—	(4,853)	5,439

		Rest of World
Interest Income Year ended December 31, 2015	Americas	Ireland	Other	Eliminations	Total
	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Interest income earned	4	472	—	—	476
Non-cash financial income	—	13,015	—	—	13,015
Inter-segment interest income	—	—	4,854	(4,854)	—

Total	4	13,487	4,854	(4,854)	13,491

		Rest of World
Interest Expense Year ended December 31, 2015	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000

Interest on deferred consideration and licence fee	—	138	—	—	138
Interest on finance leases	—	33	—	—	33
Cash interest on exchangeable notes	—	3,348	—	—	3,348
Non-cash interest on exchangeable notes	—	535	—	—	535
Inter-segment interest expense	4,854	—	—	(4,854)	—

Total	4,854	4,054	—	(4,854)	4,054

		Rest of World
Interest Income Year ended December 31, 2014	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000
Interest income earned	2	—	95	—	97
Inter-segment interest income	—	—	4,853	(4,853)	—

Total	2	—	4,948	(4,853)	97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
Interest Expense	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2014	US$’000	US$’000	US$’000	US$’000	US$’000
Interest on deferred consideration and licence fee	—	132	—	—	132
Inter-segment interest expense	4,853	—	—	(4,853)	—

Total	4,853	132	—	(4,853)	132

Interest expense does not include US$5,000 (2015: US$9,000) (2014: credit of US$63,000) that has been stated in Note 10 in respect of the discontinued operations in Fiomi.

x)	The distribution of taxation expense by geographical area was as follows:

	December 31, 2016 US$‘000	December 31, 2015 US$‘000	December 31, 2014 US$‘000
Rest of World – Ireland	2,038	(1,050)	(395)
Rest of World – Other	(48)	(72)	(36)
Americas	1,567	366	(48)

	3,557	(756)	(479)

xi)	During 2016, 2015 and 2014 there were no customers generating 10% or more of total revenues.

xii)	The distribution of capital expenditure by geographical area was as follows:

	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Rest of World – Ireland	14,431	17,900
Rest of World – Other	763	3,291
Americas	7,591	6,505

	22,785	27,696

3.	FINANCIAL INCOME AND EXPENSES

	December 31, 2016 US$‘000	December 31, 2015 US$‘000	December 31, 2014 US$‘000
Financial income:
Non-cash financial income	2,270	13,015	—
Interest income	877	476	97

	3,147	13,491	97

Financial expense:
Interest on finance leases	(55)	(33)	—
Cash interest on exchangeable notes	(4,600)	(3,348)	—
Non-cash interest on exchangeable notes	(718)	(535)	—
Interest on deferred consideration and licence fee	(66)	(138)	(132)

	(5,439)	(4,054)	(132)
Net Financing (Expense) / Income	(2,292)	9,437	(35)

Exchangeable note interest expense and non-cash financial income and expense relate to the issuance of exchangeable senior notes during 2015. For further information, refer to Note 24.

Interest expense does not include US$5,000 (2015: US$9,000) (2014: credit of US$63,000) that has been stated in Note 10 in respect of the discontinued operations in Fiomi.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

4.	OTHER OPERATING INCOME

	December 31, 2016 US$‘000	December 31, 2015 US$‘000	December 31, 2014 US$‘000
Rental income from premises	135	201	252
Other income	104	87	172

	239	288	424

Other income mainly comprises income recognised under Transitional Services Agreements (TSA) with Diagnostica Stago. As part of the divestiture of the Coagulation product line in April 2010, the Group entered into a TSA. The services provided by the Group to Stago under the TSA comprise canteen services. This income has not been treated as revenue since the TSA activities are incidental to the main revenue-generating activities of the Group. Other income in 2014 also comprised income recognised under a TSA with Lab21 Ltd. As part of the acquisition of the blood bank screening business in July 2013 from Lab21 Ltd, the Group entered into a TSA. The services provided by the Group to Lab21 Ltd under the TSA comprised of mainly facilities and information technology.

5.	(LOSS)/PROFIT BEFORE TAX

The following amounts were charged / (credited) to the statement of operations:

	December 31, 2016 US$‘000	December 31, 2015 US$‘000	December 31, 2014 US$‘000
Directors’ emoluments (including non- executive directors):
Remuneration	1,946	1,596	2,353
Pension	41	23	87
Share based payments	1,121	1,242	1,681
Auditor’s remuneration
Audit fees	469	492	511
Tax fees	33	12	80
Other non audit fees	19	8	29
Depreciation*	2,856	2,839	1,966
Amortisation	2,973	2,653	2,380
Loss on the disposal of property, plant and equipment	15	15	—
Net foreign exchange differences	888	(1,018)	1,263
Operating lease rentals:
Land and buildings	2,811	2,828	3,665
Other equipment	114	69	7

*	Note that US$414,000 (2015: US$68,000) (2014: US$61,000) of depreciation was capitalised to research and development projects during 2016 in line with the Group’s capitalisation policy for Intangible projects.

The depreciation expense does not include the amount of US$303,000 (2015: US$150,000) (2014: US$149,000) that is included in the operating expenses that have been stated in Note 10 in respect of the discontinued operations in Fiomi.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

6.	IMPAIRMENT CHARGES AND INVENTORY PROVISIONING

In accordance with IAS 36, Impairment of Assets, the Group carries out an annual impairment review of the asset valuations. In determining whether a potential asset impairment exists, a range of internal and external factors are considered. One such factor is the relationship between the Group’s market valuation and the book value of its net assets. Following the announcement of management’s decision in October 2016 to withdraw the Meritas Troponin premarket submission to the U.S. Food and Drug Administration, Trinity Biotech’s share price reduced by approximately 50% and its market capitalization was then significantly below the book value of its net assets. In such circumstances given the accounting standard guidance, the Group decided to recognize at December 31, 2016 a non-cash impairment charge of US$28,390,000. The impairment was taken against goodwill and other intangible assets, property, plant and equipment and prepayments (see notes 12, 13 and 17). Certain capitalised development projects were judged to be specifically impaired and their total carrying value of US$14,989,000 was expensed. Total impairment charges are US$43,379,000.

The Group has recognised a charge of US$4,786,000 in relation to a number of products which have been culled. This mainly represents inventory provisioning for the Bartels and Microtrak product lines which were acquired over 15 years ago. Revenues for these products have been declining significantly over the last number of years and have now reached the end of their economic life, especially given the level of technical support required to keep older products of this nature on the market.

The impact of the above items on the statement of operations for the year ended December 31, 2016 was as follows:

	Impairment charges US$’000	Product Cull US$’000	Total US$‘000
Selling, general & administration expenses
Impairment of PP&E (note 12)	4,382	—	4,382
Impairment of goodwill and other intangible assets (note 13)	38,240	—	38,240
Impairment of prepayments (note 17)	757	—	757
Product discontinuation (note 16)	—	4,786	4,786

Total impairment loss and inventory provisioning costs before tax	43,379	4,786	48,165

Income tax impact of impairment loss and inventory provisioning costs	(3,094)	(689)	(3,783)

Total impairment loss and inventory provisioning costs after tax	(40,285)	(4,097)	(44,382)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

7.	PERSONNEL EXPENSES

	December 31, 2016 US$‘000	December 31, 2015 US$‘000	December 31, 2014 US$‘000
Wages and salaries	25,901	24,531	26,188
Social welfare costs	2,542	2,418	2,663
Pension costs	552	711	833
Share-based payments	1,414	1,550	1,496
Restructuring costs	1,276	—	—

	31,685	29,210	31,180

Personnel expenses are shown net of capitalisations. Total personnel expenses, inclusive of amounts capitalised for wages and salaries, social welfare costs and pension costs, for the year ended December 31, 2016 amounted to US$40,980,000 (2015: US$38,671,000) (2014: US$43,897,000). Total share based payments, inclusive of amounts capitalised in the balance sheet, amounted to US$1,633,000 for the year ended December 31, 2016 (2015: US$1,974,000) (2014: US$2,533,000). See Note 20 for further details.

There were no restructuring costs incurred for the years ended December 31, 2015 and December 31, 2014. Restructuring costs for the year ended December 31, 2016 were US$1,276,000 and related to Swedish operations.

The average number of persons employed by the Group in the financial year was 582 (2015: 555) (2014: 570) and is analysed into the following categories:

	December 31, 2016	December 31, 2015	December 31, 2014
Research and development	73	69	83
Administration and sales	161	156	147
Manufacturing and quality	348	330	340

	582	555	570

8.	PENSION SCHEMES

The Group operates defined contribution pension schemes for certain of its full time employees. The benefits under these schemes are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income amounted to US$708,000 (2015: US$711,000) (2014: US$833,000) of which $156,000 is included within the restructuring costs in Note 7. The pension accrual for the Group at December 31, 2016 was US$83,000 (2015: US$205,000), (2014: US$187,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

9.	INCOME TAX (CREDIT)/EXPENSE

The charge for tax based on the profit comprises:

	December 31, 2016 US$‘000	December 31, 2015 US$‘000	December 31, 2014 US$‘000
Current tax expense
Irish Corporation tax	(240)	(251)	(942)
Foreign taxes (a)	222	472	434
Adjustment in respect of prior years	(271)	82	11

Total current tax (credit)/expense	(289)	303	(497)

Deferred tax expense (b)
Origination and reversal of temporary differences (see Note 14)	(2,872)	2,411	1,354
Origination and reversal of net operating losses (see Note 14)	(396)	(1,958)	(378)

Total deferred tax (credit)/expense	(3,268)	453	976

Total income tax (credit)/charge on continuing operations in statement of operations	(3,557)	756	479

(a)	The foreign taxes relate primarily to the US and Canada.
(b)	In 2016, there was a deferred tax credit of US$1,804,000 (2015: charge of US$1,246,000; 2014: charge of US$1,282,000) recognised in respect of Ireland and a deferred tax credit of US$1,464,000 (2015: US$793,000 credit; 2014: US$306,000 credit) recognised in respect of overseas tax jurisdictions.

Effective tax rate	December 31, 2016 US$‘000	December 31, 2015 US$‘000	December 31, 2014 US$‘000
Profit/(Loss) before taxation	(42,140)	22,943	15,403
As a percentage of profit/loss before tax:
Current tax	(0.69%)	1.32%	(3.23%)
Total (current and deferred)	(8.44%)	3.30%	3.11%

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective total tax rate for the Group:

	December 31, 2016	December 31, 2015	December 31, 2014
Irish corporation tax	(12.5%)	12.5%	12.5%
Effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised (a)	6.22%	(1.94%)	0.34%
Effect of tax rates on overseas earnings	(1.39%)	(1.34%)	(2.28%)
Effect of Irish income taxable at higher tax rate	0.05%	0.06%	0.08%
Adjustments in respect of prior years	(0.64%)	2.53%	0.06%
R&D tax credits	(0.65%)	(3.98%)	(7.90%)
Other items (b)	0.47%	(4.53%)	0.31%

Effective tax rate	(8.44%)	3.30%	3.11%

(a)	The effect of current year net operating losses and temporary differences for which no deferred tax asset was recognized is analyzed further in the table below (see also Note 14). No deferred tax asset was recognized because there was no reversing deferred tax liability in the same jurisdiction reversing in the same period and no future taxable income in the same jurisdiction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

9.	INCOME TAX EXPENSE (CONTINUED)

(b)	Other items comprise items not chargeable to tax/expenses not deductible for tax. In 2016, other items include the movement in the Loan Note’s embedded derivatives value and the accretion of notional interest on the Loan Note’s host contract, both of which are exempt from deferred taxation recognition under IAS 12, Income Taxes.

Unrecognised deferred tax assets – continuing operations	Effect in 2016 US$’000	Percentage effect in 2016	Effect in 2015 US$’000	Percentage effect in 2015
Temporary differences arising in the US	2	0.01%	129	0.56%
Increase in net operating losses arising in Brazil	1,670	3.96%	150	0.66%
Net operating losses arising in Ireland	947	2.25%	(724)	(3.16%)

	2,619	6.22%	(445)	(1.94%)

The distribution of (loss) / profit before taxes by geographical area was as follows:

	December 31, 2016 US$‘000	December 31, 2015 US$‘000	December 31, 2014 US$‘000
Rest of World – Ireland	(23,787)	18,232	8,368
Rest of World – Other	5,241	5,378	6,536
Americas	(23,594)	(667)	499

	(42,140)	22,943	15,403

At December 31, 2016, the Group had unutilised net operating losses as follows:

	December 31, 2016 US$‘000	December 31, 2015 US$‘000	December 31, 2014 US$‘000
USA	8,896	11,026	7,457
Ireland	40,652	22,609	13,738
Brazil	6,159	1,245	1,687

	55,707	34,880	22,882

In the USA, the utilisation of net operating loss carryforwards is limited to future profits in the USA. The net operating losses for the US have a maximum carryforward of 20 years. In respect of the US, US$2,025,000 will expire by December 31, 2032, US$5,449,000 will expire by December 31, 2033 and US$1,422,000 will expire by December 31, 2035.

At December 31, 2016, the Group had unrecognised deferred tax assets in respect of unused tax losses and unused tax credits as follows:

	December 31, 2016 US$‘000	December 31, 2015 US$‘000	December 31, 2014 US$‘000
US – unused tax credits	277	275	404
Brazil – unused tax losses	2,094	423	574
Ireland – unused tax losses	3,019	724	—

Unrecognised deferred tax asset	5,390	1,422	978

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

9.	INCOME TAX EXPENSE (CONTINUED)

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

The Group has US state credit carryforwards of US$420,000 at December 31, 2016 (2015: US$ 417,000; 2014: US$ 404,000). A deferred tax asset of US$277,000 (2015: US$ 275,000; 2014: US$ 404,000) in respect of US state credit carryforwards was not recognized in 2016 due to uncertainties regarding future full utilisation of these state credit carryforwards in the related tax jurisdiction in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

10.	LOSS ON DISCONTINUED OPERATIONS

In October 2016, management decided to cease the development of Cardiac point-of-care tests on the Meritas platform. These products were being developed by the Group’s subsidiary Fiomi Diagnostics (“Fiomi”) located in Sweden. The decision to cease the development work and to close the Swedish operation came after the company held a meeting with the U.S. Food and Drug Administration (“FDA”) in order to obtain an update on the Meritas Troponin premarket submission. At that meeting the FDA suggested that our submission should be withdrawn. The FDA made it known that any new point-of-care Troponin product would be required to demonstrate performance equivalent to the most recently cleared laboratory-based device. As there was no certainty that this level of performance could ever be achieved by the point-of-care Meritas product, even with the benefit of further development efforts, management decided there was no option but to cease the development work on Troponin I and the analyzer and its sister products, BNP and D-dimer.

Expenses, gains and losses relating to the discontinuation of the Cardiac point-of-care tests operation have been eliminated from profit or loss from the Group’s continuing operations and are shown as a single line item (net of related taxes) on the face of the Consolidated Statement of Operations. The discontinued operation had no revenues since commencement as the products were still in their development phase. The loss on discontinued operations in 2016 includes the write off of the carrying value of all capitalised development costs, goodwill, property, plant and equipment, inventories and other assets associated with the Meritas project. It also includes the cost of closing the Swedish facility, mainly consisting of contractual obligations associated with terminating premises and supplier contracts, as well as redundancy costs for 41 employees. Lastly, loss on discontinued operations includes a charge in relation to foreign translation reserves which had been recognised in previous periods as a reserve movement.

The operating loss for the Cardiac point-of-care tests operation in Sweden and the loss on remeasurement of its assets and liabilities are summarised as follows:

	December 31, 2016 US$‘000	December 31, 2015 US$‘000	December 31, 2014 US$’000
Revenues	—	—	—
Operating expenses	(827)	(58)	2,601

Operating (loss)/profit	(827)	(58)	2,601
Interest income/(expenses)	(5)	(9)	63

(Loss)/Profit from discontinued operations before tax	(832)	(67)	2,664
Income tax credit/(expense)	186	(324)	(374)

(Loss)/Profit for the year	(646)	(391)	2,290
Loss on remeasurement of assets and liabilities:
Property, plant and equipment (note 12)	(4,647)	—	—
Goodwill and intangible assets	(49,433)	—	—
Inventories	(2,578)	—	—
Closure costs	(5,846)	—	—
Foreign currency translation reserve	(3,779)	—	—
Tax recovery	4,887	—	—

Total loss	(61,396)	—	—
(Loss)/Profit for the year from discontinued operations	(62,042)	(391)	2,290

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

10.	LOSS ON DISCONTINUED OPERATIONS (CONTINUED)

Basic earnings per ordinary share – discontinued operations

Basic (loss)/earnings per ordinary share for discontinued operations is computed by dividing the loss after taxation on discontinued operations of US$62,042,000 (2015: US$391,000) (2014: profit of US$2,290,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue. As at December 31, 2016, this amounted to 91,858,813 shares (2015: 92,647,091 shares) (2014: 90,998,904 shares), see note 11 for further details.

Diluted earnings per ordinary share – discontinued operations

Diluted earnings per ordinary share for discontinued operations is computed by dividing the loss after taxation on discontinued operations of US$62,042,000 (2015: US$391,000) (2014: profit of US$2,290,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 113,197,598 (2015: 109,631,172) (2014: 94,870,988), see note 11 for further details.

Earnings per ADS

In June 2005, Trinity Biotech adjusted its ADS ratio from 1 ADS: 1 ordinary share to 1 ADS: 4 ordinary shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic (loss)/earnings per ADS for discontinued operations is computed by dividing the loss after taxation on discontinued operations of US$62,042,000 (2015: US$391,000) (2014: profit of US$2,290,000) for the financial year by the weighted average number of ADS in issue of 22,964,703 (2015: 23,161,773); (2014: 22,749,726), see note 11 for further details.

Diluted (loss)/earnings per ADS for discontinued operations is computed by dividing the loss after taxation on discontinued operations of US$62,042,000 (2015: US$391,000) (2014: profit of US$2,290,000) for the financial year, by the diluted weighted average number of ADS in issue of 28,299,400 (2015: 27,407,793) (2014: 23,717,747), see note 11 for further details.

	December 31, 2016	December 31, 2015	December 31, 2014
Basic (loss)/earnings per ADS (US Dollars) – discontinued operations	(2.70)	(0.02)	0.10
Diluted (loss)/earnings per ADS (US Dollars) – discontinued operations	(2.70)	(0.02)	0.09
Basic (loss)/earnings per ‘A’ share (US Dollars) – discontinued operations	(0.68)	(0.004)	0.03
Diluted (loss)/earnings per ‘A’ share (US Dollars) – discontinued operations	(0.68)	(0.004)	0.02

Cash flows

The cash flows attributable to discontinued operations are as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Cash flows from operating activities	(1,623)	(11,135)	(9,750)
Cash flows from investing activities	(8,989)	(10,802)	(10,452)

There were no cash flows from financing activities attributable to discontinued operations for the years ended December 31, 2016, 2015 or 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

11.	(LOSS)/EARNINGS PER SHARE

Basic earnings per ordinary share

Basic earnings per ordinary share for the group is computed by dividing the loss after taxation of US$100,625,000 (2015: profit of US$21,796,000) (2014: profit of US$17,214,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue. Basic earnings per ordinary share for continuing operations is computed by dividing the loss after taxation for continued operations of US$38,583,000 (2015: profit of US$22,187,000) (2014: profit of US$14,924,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue.

As at December 31, 2016, this amounted to 91,858,813 shares (2015: 92,647,091 shares) (2014: 90,998,904 shares).

	December 31, 2016	December 31, 2015	December 31, 2014
‘A’ ordinary shares	91,858,813	92,647,091	90,998,904

Basic earnings per share denominator	91,858,813	92,647,091	90,998,904

Reconciliation to weighted average earnings per share denominator:
Number of ‘A’ ordinary shares at January 1 (Note 19)	95,840,138	94,308,358	92,296,506
Weighted average number of shares issued during the year*	120,396	974,161	1,337,826
Weighted average number of treasury shares	(4,101,721)	(2,635,428)	(2,635,428)

Basic earnings per share denominator	91,858,813	92,647,091	90,998,904

*The weighted average number of shares issued during the year is calculated by taking the number of shares issued multiplied by the number of days in the year each share is in issue, divided by 365 days.

Diluted earnings per ordinary share

Diluted earnings per ordinary share for the group is computed by dividing the adjusted loss after tax of US$97,577,000 (2015: profit of US$12,658,000) (2014: profit of US$17,214,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 113,197,598 (2015: 109,631,172) (2014: 94,870,988). Diluted earnings per ordinary share for continuing operations is computed by dividing the adjusted loss after tax on continuing operations of US$35,536,000 (2015: profit of US$13,049,000) (2014: profit of US$14,924,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 113,197,598 (2015: 109,631,172) (2014: 94,870,988).

The basic weighted average number of ordinary shares for the Group may be reconciled to the number used in the diluted earnings per ordinary share calculation as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Basic earnings per share denominator (see above)	91,858,813	92,647,091	90,998,904
Issuable on exercise of options and warrants	315,019	1,700,733	3,872,084
Issuable on conversion of exchangeable notes	21,023,766	15,283,348	—

Diluted earnings per share denominator	113,197,598	109,631,172	94,870,988

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

11.	(LOSS)/EARNINGS PER SHARE (CONTINUED)

The profit after tax for the year may be reconciled to the amount used in the diluted earnings per ordinary share calculation as follows:

	December 31, 2016 US$‘000	December 31, 2015 US$‘000	December 31, 2014 US$‘000
(Loss)/Profit after tax for the year	(100,625)	21,796	17,214
Non-cash financial income	(2,270)	(13,020)	—
Cash interest expense	4,600	3,348	—
Non-cash interest on exchangeable notes	718	534	—

Adjusted (loss)/profit after tax	(97,577)	12,658	17,214

Earnings per ADS

In June 2005, Trinity Biotech adjusted its ADS ratio from 1 ADS: 1 ordinary share to 1 ADS: 4 ordinary shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic earnings per ADS for the Group is computed by dividing the loss after taxation of US$100,625,000 (2015: profit of US$21,796,000) (2014: profit of US$17,214,000) for the financial year by the weighted average number of ADS in issue of 22,964,703 (2015: 23,161,773); (2014: 22,749,726). Basic earnings per ADS for continuing operations is computed by dividing the loss after taxation of US$38,583,000 (2015: profit of US$22,187,000) (2014: profit of US$14,924,000) for the financial year by the weighted average number of ADS in issue of 22,964,703 (2015: 23,161,773); (2014: 22,749,726).

	December 31, 2016	December 31, 2015	December 31, 2014
ADS	22,964,703	23,161,773	22,749,726

Basic earnings per share denominator	22,964,703	23,161,773	22,749,726

Reconciliation to weighted average earnings per share denominator:
Number of ADS at January 1 (Note 19)	23,960,035	23,577,090	23,074,127
Weighted average number of shares issued during the year*	30,098	243,540	334,456
Weighted average number of treasury shares	(1,025,430)	(658,857)	(658,857)

Basic earnings per share denominator	22,964,703	23,161,773	22,749,726

Diluted earnings per ADS for the Group is computed by dividing the adjusted loss after taxation of US$97,577,000 (2015: profit of US$12,658,000) (2014: profit of US$17,214,000) for the financial year, by the diluted weighted average number of ADS in issue of 28,299,400 (2015: 27,407,793) (2014: 23,717,747).

The basic weighted average number of ADS shares for the Group may be reconciled to the number used in the diluted earnings per ADS share calculation as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Basic earnings per share denominator (see above)	22,964,703	23,161,773	22,749,726
Issuable on exercise of options and warrants	78,755	425,183	968,021
Issuable on conversion of exchangeable notes	5,255,941	3,820,837	—

Diluted earnings per share denominator	28,299,399	27,407,793	23,717,747

The number of shares issuable on conversion of exchangeable notes is prorated for the 2015 financial year to reflect the fact the exchangeable notes were issued in April, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

12.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings US$‘000	Leasehold improvements US$‘000	Computers, fixtures and fittings US$‘000	Plant and equipment US$‘000	Total US$‘000
Cost
At January 1, 2015	2,593	2,812	5,580	26,989	37,974
Other additions	68	104	414	7,125	7,711
Disposals or retirements	—	—	(97)	(1,122)	(1,219)
Exchange adjustments	(80)	(17)	(24)	(1,272)	(1,393)

At December 31, 2015	2,581	2,899	5,873	31,720	43,073

At January 1, 2016	2,581	2,899	5,873	31,720	43,073
Other additions	8	143	391	4,735	5,277
Disposals or retirements	—	—	(257)	(268)	(525)
Exchange adjustments	14	(11)	(12)	297	288

At December 31, 2016	2,603	3,031	5,995	36,484	48,113

Accumulated depreciation and impairment losses
At January 1, 2015	(1,050)	(2,401)	(4,520)	(12,126)	(20,097)
Charge for the year	(78)	(135)	(412)	(2,432)	(3,057)
Disposals or retirements	—	—	94	463	557
Exchange adjustments	5	9	10	159	183

At December 31, 2015	(1,123)	(2,527)	(4,828)	(13,936)	(22,414)

At January 1, 2016	(1,123)	(2,527)	(4,828)	(13,936)	(22,414)
Charge for the year	(82)	(144)	(367)	(2,980)	(3,573)
Impairment loss	—	(53)	(109)	(8,867)	(9,029)
Disposals or retirements	—	—	234	253	487
Exchange adjustments	(1)	8	6	(194)	(181)

At December 31, 2016	(1,206)	(2,716)	(5,064)	(25,724)	(34,710)

Carrying amounts

At December 31, 2016	1,397	315	931	10,760	13,403

At December 31, 2015	1,458	372	1,045	17,784	20,659

The annual impairment review performed at December 31, 2016 showed that the carrying value of the Group’s assets exceeded the amount to be recovered through use or sale of the assets by a total of US$38,257,000. The details of the impairment review are described in note 13. When an impairment loss is identified in a cash generating unit, it must be first allocated to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. In this manner, an impairment loss of US$4,382,000 was allocated to property, plant and equipment in 2016. The recoverable amount of property, plant and equipment was determined to be the value in use of each cash generating unit. The remaining impairment loss comprises the write down of the recoverable amount of the property, plant and equipment of the discontinued operation (refer to Note 10) of US$4,647,000.

The annual impairment review performed at December 31, 2015, showed that the carrying value of the Group’s assets did not exceed the amount that could be recovered through their use or sale and, on that basis, there was no impairment in 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

12.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Assets held under operating leases (where the Company is the lessor)

Included in the carrying amount of property, plant and equipment are a number of assets included in plant and equipment which generate operating lease revenue for the Group. The net book value of these assets as at December 31, 2016 is US$nil (2015: US$3,453,000) following full write down of the assets due to group impairment (refer to Note 13). Depreciation charged on these assets in 2016 amounted to US$1,119,000 (2015: US$930,000).

Included in disposals/retirements in 2016 is US$25,000 (2015: US$508,000) relating to the net book value of leased instruments reclassified as inventory on return from customers.

Property, plant and equipment under construction

Included in property, plant and equipment at December 31, 2016 is an amount of US$778,000 (2015: US$4,690,000) relating to assets in the course of construction.

Assets held under finance leases

Included in the carrying amount of property, plant and equipment is an amount for capitalised leased assets of US$1,515,000 (2015: US$1,696,000). The depreciation charge in respect of capitalised leased assets for the year ended December 31, 2016 was US$181,000 (2015: US$56,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

13.	GOODWILL AND INTANGIBLE ASSETS

	Goodwill US$‘000	Development costs US$‘000	Patents and licences US$‘000	Other US$‘000	Total US$‘000
Cost
At January 1, 2015	82,532	90,038	10,242	33,348	216,160
Other additions	—	19,708	—	277	19,985
Exchange Adjustments	(420)	(303)	(274)	(1)	(998)

At December 31, 2015	82,112	109,443	9,968	33,624	235,147

At January 1, 2016	82,112	109,443	9,968	33,624	235,147
Other additions	—	17,431	—	77	17,508
Exchange Adjustments	(423)	(255)	(43)	—	(721)

At December 31, 2016	81,689	126,619	9,925	33,701	251,934

Accumulated amortisation and Impairment losses
At January 1, 2015	(29,426)	(19,376)	(6,153)	(16,181)	(71,136)
Charge for the year	—	(823)	(127)	(1,703)	(2,653)

At December 31, 2015	(29,426)	(20,199)	(6,280)	(17,884)	(73,789)

At January 1, 2016	(29,426)	(20,199)	(6,280)	(17,884)	(73,789)
Charge for the year	—	(1,259)	(86)	(1,628)	(2,973)
Impairment losses	(26,489)	(58,195)	(2,948)	(41)	(87,673)
Exchange Adjustments	—	—	(224)	—	(224)

At December 31, 2016	(55,915)	(79,653)	(9,538)	(19,553)	(164,659)

Carrying amounts

At December 31, 2016	25,774	46,966	387	14,148	87,275

At December 31, 2015	52,686	89,244	3,688	15,740	161,358

Included within development costs are costs of US$15,872,000 which were not amortised in 2016 (2015: US$72,720,000). These development costs are not being amortised as the projects to which the costs relate were not fully complete at December 31, 2016 or at December 31, 2015. As at December 31, 2016 these projects are expected to be completed during the period from January 1, 2017 to December 31, 2018 at an expected further cost of approximately US$5,757,000.

Intangible assets written off relating to Discontinued operation

In October 2016, development of Cardiac point-of-care tests on the Meritas platform was terminated. The decision to cease the development came after the company held a meeting with the U.S. Food and Drug Administration (“FDA”) in order to obtain an update on the Meritas Troponin premarket submission. At that meeting the FDA suggested that our submission should be withdrawn. The FDA made it known that any new point-of-care Troponin product would be required to demonstrate performance equivalent to the most recently cleared laboratory-based device. As there was no certainty that this level of performance could ever be achieved by the point-of-care Meritas product, even with the benefit of further development efforts, management decided there was no option but to cease the development work on Troponin I and the analyzer and its sister products, BNP and D-dimer. All capitalised development work for the Troponin I assay and analyser, BNP assay and the D-dimer test totalling US$41,374,000 was written off. The carrying value of the intangible asset relating to the underlying micropillar technology (US$2,946,000) was written off, as well as the goodwill arising on the Fiomi Diagnostics acquisition (US$5,109,000). Other intangible assets of US$4,000 brought the total write down of intangible assets of the cardiac point-of-care operation to US$49,433,000 (refer to Note 10).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

13.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The following represents the costs incurred during each period presented for each of the principal development projects:

Product Name	2016 US$’000	2015 US$’000
Premier Instrument for Haemoglobin A1c testing[1]	2,810	2,887
Brain Natriuretic Peptide (BNP) assay	2,904	686
Troponin I assay and reader	1,932	7,779
Uni-gold test enhancement	1,154	575
HIV 1/2 rapid test	1,085	1,039
Cardiac analyser	1,056	974
US Striped Lyme	1,003	667
Enhanced TPHA/CMV	810	617
Tristat Point-of-Care instrument	678	465
HIV screening Africa	650	—
Malaria Point-of-Care test	411	576
Autoimmune FDA registrations	341	366
D-Dimer development	332	291
Uni-Gold antigen improvement	287	262
Premier Resolution	259	351
Genesys/Resolution column enhancement	240	461
Antigen Projects	182	119
HIV Incidence assay	181	—
IgM Captia	175	315
Sjogrens Cytokine	166	—
Matrix project	131	—
Premier total lab automation	109	284
Line Immunoassay panels	100	103
Other projects with spend less than US$100,000 in 2016	435	891
Total capitalized development costs	17,431	19,708

1	The Premier project entails the development of a High Performance Liquid Chromotography (HPLC) instrument for testing haemoglobin A1c (HbA1c). A number of versions of the instrument are being developed including an Ion Exchange version (Premier Resolution). At December 31, 2016 this project had a total carrying amount of $23,128,000. Amortisation will occur over a 15 year period, commencing on commercialization of each version of the instrument.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

13.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

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

Impairment testing for intangibles including goodwill and indefinite lived assets

Goodwill and other intangibles are subject to impairment testing on an annual basis. In determining whether a potential asset impairment exists, a range of internal and external factors are considered. One such factor is the relationship between the Group’s market valuation and the book value of its net assets. Trinity Biotech’s share price reduced significantly in Quarter 4, 2016 following the announcement of management’s decision to withdraw the Troponin premarket submission to the U.S. Food and Drug Administration. The Group’s market capitalization was significantly below the book value of its net assets as at December 31, 2016. In such circumstances, the Group decided to recognize at December 31, 2016 a non-cash impairment charge of US$28,390,000. This amount excludes the loss relating to the discontinued cardiac point-of-care operation which is disclosed separately (refer to Note 10).

The impairment test performed as at December 31, 2016 identified a total impairment loss of US$38,257,000 in five cash generating units (“CGUs”), of which US$28,390,000 has been recorded in the 2016 financial statements. Not all of the total impairment loss was recorded in the financial statements due to the allocation method proscribed in IAS 36, Impairment of Assets. According to the accounting standard, the impairment loss for each CGU is first allocated to reduce the carrying amount of any goodwill allocated to the CGU, then to other assets of the unit pro rata on the basis of the carrying amount of each asset in the CGU. The full impairment loss for Biopool US Inc and Trinity Biotech do Brasil could not be reflected in the 2016 financial statements for these entities because each of these entities had insufficient assets to write down after excluding those assets with a known recoverable amount. The amount of impairment loss that could not be recorded for Biopool US Inc and Trinity Biotech do Brasil was US$9,224,000 and US$644,000 respectively. As a result, the impairment loss that was recorded in the 2016 financial statements was US$28,390,000, being the total impairment loss of US$38,257,000 less the amounts of US$9,224,000 and US$644,000 which could not be recorded.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

13.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The impairment loss arose from the impairment review performed on Trinity Biotech Manufacturing Limited, Immco Diagnostics Inc, Trinity Biotech do Brasil, Primus Corporation and Biopool US Inc. An impairment loss arose in these entities due to the carrying value of their net assets exceeding the entity’s discounted future cashflows. The recoverable amount of each of the CGUs is determined based on a value-in-use computation, which is the only methodology applied by the Group and which has been selected due to the impracticality of obtaining fair value less costs to sell measurements for each reporting period. For the purpose of the annual impairment tests, goodwill is allocated to the relevant CGU. The annual impairment analysis is based on a valuation technique involving level 3 inputs, see Note 1 (viii).

The value-in-use calculations use cash flow projections based on the 2017 budget and projections for a further four years using projected revenue and cost growth rates of between 1% and 13%. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, net cash flows, discount rates and the duration of the discounted cash flow model. The assumptions and estimates used were derived from a combination of internal and external factors based on historical experience. The pre-tax discount rates used range from 13% to 36% (2015: 12% to 24%).

The table below sets forth the impairment loss recorded for each of the CGU’s at December 31, 2016. The loss recorded on assets of the discontinued cardiac point-of-care operation is not included in these numbers (refer to Note 10).

US$’000
Trinity Biotech Manufacturing Limited	5,632
Immco Diagnostics Inc	15,696
Trinity Biotech do Brasil	4,118
Primus Corporation Inc.	1,990
Biopool US Inc	954

Total impairment loss	28,390

The table below sets forth the breakdown of the impairment loss for each class of asset at December 31, 2016:

US$’000
Goodwill and other intangible assets	23,251
Property, plant and equipment (see note 12)	4,382
Prepayments (see note 17)	757

Total impairment loss	28,390

The impairment loss at December 31, 2016 allocated to goodwill arose on the following acquisitions:

US$’000
Immco Diagnostics	15,696
Blood bank screening business	5,632

Total impairment loss allocated to goodwill	21,328

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

13.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and is particularly sensitive in the following areas;

•

In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, there would be an additional impairment loss of US$2,256,000 at December 31, 2016.

•

In the event there was a 10% variation in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be an additional impairment loss of US$11,196,000 at December 31, 2016.

The impairment loss of intangible assets at December 31, 2016 is analysed as follows:

US$000
Goodwill and other intangible assets per cash generating units impairment test	23,251
Goodwill and other intangible assets of discontinued operation (refer to note 10)	49,433
Capitalised development projects – impaired during 2016 (refer to note 6)	14,989

Total impairment loss	87,673

Certain capitalised development projects were judged to be specifically impaired and their total carrying value of US$14,989,000 was expensed (see note 6).

Significant Goodwill and Intangible Assets with Indefinite Useful Lives

CGUs or combinations of CGUs for which the carrying amount of goodwill is significant for the purposes of impairment testing in comparison with the Group’s total carrying amount of goodwill are those where the percentage is greater than 20% of the total.

The additional disclosures required for the CGU with significant goodwill are as follows:

	Fitzgerald Industries
	December 31, 2016	December 31, 2015
Carrying amount of goodwill (US$’000)	12,592	12,592
Discount rate applied (real pre-tax)	13.56%	12.24%
Excess value-in-use over carrying amount (US$’000)	17,762	31,825
% EBITDA would need to decrease for an impairment to arise	46.8%	60.5%
Long-term growth rate	2.0%	2.0%

The key assumptions and methodology used in respect of this CGU are consistent with those described above. The assumptions and estimates used are specific to the individual CGU and were derived from a combination of internal and external factors based on historical experience.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

13.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Intangible Assets with Indefinite Useful lives (included in other intangibles)	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Fitzgerald Industries International CGU
Fitzgerald trade name	970	970
RDI trade name	560	560
Primus Corporation CGU
Primus trade name	670	670
Immco Diagnostic CGU
Immco Diagnostic trade name	3,393	3,393
Total	5,593	5,593

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

14.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities of the Group are attributable to the following:

	Assets		Liabilities		Net
	2016 US$’000	2015 US$’000	2016 US$’000	2015 US$’000	2016 US$’000	2015 US$’000
Property, plant and equipment	—	1	(574)	(831)	(574)	(830)
Intangible assets	—	—	(16,430)	(22,319)	(16,430)	(22,319)
Inventories	897	1,015	—	—	897	1,015
Provisions	5,701	2,960	—	—	5,701	2,960
Other items	2,035	2,140	(1,357)	(1,669)	678	471
Tax value of loss carryforwards recognised	5,923	6,676	—	—	5,923	6,676

Deferred tax assets/(liabilities)	14,556	12,792	(18,361)	(24,819)	(3,805)	(12,027)

The deferred tax asset in 2016 is mainly due to deductible temporary differences relating to net operating losses, provisions, share-based payments and the elimination of unrealised intercompany inventory profit. The deferred tax asset increased by US$1,764,000 in 2016 principally due to increases in provisions.

The deferred tax liability is caused by the net book value of non-current assets being greater than the tax written down value of non-current assets, temporary differences due to the acceleration of the recognition of certain charges in calculating taxable income permitted in Ireland and the US and deferred tax recognised on fair value asset uplifts in connection with business combinations. The deferred tax liability decreased by US$6,458,000 in 2016, principally because of the impairment of intangible assets on which the deferred tax liabilities were recognised.

Deferred tax assets and liabilities are only offset when the entity has a legally enforceable right to set off current tax assets against current tax liabilities and where the intention is to settle current tax liabilities and assets on a net basis or to realise the assets and settle the liabilities simultaneously. At December 31, 2016 and at December 31, 2015 no deferred tax assets and liabilities are offset as it is not certain as to whether there is a legally enforceable right to set off current tax assets against current tax liabilities and it is also uncertain as to what current tax assets may be set off against current tax liabilities and in what periods.

The vast majority of temporary differences are expected to reverse after 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

14.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised by the Group in respect of the following items:

	December 31, 2016	December 31, 2015
	US$’000	US$’000
Capital losses	8,293	8,293
Net operating losses	23,630	4,142
US state credit carryforwards	277	275

	32,200	12,710

There was an increase of US$19,488,000 in the unrecognised deferred tax assets during the year ended December 31, 2016. For comments on the uncertainty prompting less than full recognition refer to Note 9. The movement in the unrecognised deferred tax assets during the year ended December 31, 2016 is analysed as follows:

Movement in unrecognised deferred tax assets	Increase / (decrease) US$’000	Applicable tax rate %	Tax effect US$’000
US state credit carryforwards	2	n/a	2
Net operating losses Brazil	4,914	34%	1,670
Net operating losses Ireland	3,787	25%	947

Total – continuing operations	8,703		2,619
Net operating losses Ireland relating to discontinued operations	10,787	12.5%	1,348

	19,490		3,967

A deferred tax asset of US$277,000 (2015: US$275,000) in respect of US state credit carryforwards was not recognised due to uncertainties regarding the timing of the utilisation of these state credit carryforwards in the related tax jurisdiction in future periods.

A deferred tax asset of US$2,094,000 (2015: US$423,000) was not recognised in respect of net operating losses in Brazil. The entity in Brazil was incorporated in 2012 and has cumulative losses to date. The deferred tax asset has not been recognised for Brazil due to uncertainty regarding the full utilization of these losses in the related tax jurisdiction in future periods. Only when it is probable that future profits will be available to utilize the forward losses or temporary differences is a deferred tax asset recognised

A deferred tax asset of US$1,671,000 (2015: US$724,000) was not recognised in respect of net operating losses of Trinity Biotech Investments Ltd. (“TBIL”). TBIL, which is tax resident in Ireland, issued an exchangeable note of US$115 million in 2015 following its incorporation earlier in that year. To date this entity has interest expenses and no income. The deferred tax asset has not been recognised due to uncertainty regarding the full utilization of these losses in future periods. Only when it is probable that future profits will be available to utilize the forward losses is a deferred tax asset recognised. In accordance with IAS 12, Income Taxes, both the movement in the exchangeable note’s embedded derivatives value and the movement on the exchangeable note’s host contract, being the accretion of notional interest, are exempt from deferred taxation recognition.

A deferred tax asset of US$1,348,000 was not recognised in respect of net operating losses in Trinity Biotech Manufacturing Ltd. in 2016. The deferred tax asset has not been recognised due to insufficient deferred tax liabilities following the impairment charge relating to fixed assets in this entity. When there is a reversing deferred tax liability in a jurisdiction that reverses in the same period, the deferred tax asset is restricted so that it equals the reversing deferred tax liability. The resulting tax charge has been recorded in the loss on discontinued operations.

No deferred tax asset is recognised in respect of a capital loss forward of US$8,293,000 (2015: US$8,293,000) in Ireland as it is not probable that there will be future capital gains against which to offset these capital losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

14.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Unrecognised deferred tax liabilities

At December 31, 2016 and 2015, there was no recognised or unrecognised deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries. The Company is able to control the timing of the reversal of the temporary differences of its subsidiaries and it is probable that these temporary differences will not reverse in the foreseeable future.

Movement in temporary differences during the year

	Balance January, 1 2016	Recognised in income	Recognised in loss on discontinued operations	Foreign Exchange movement	Balance December 31, 2016
	US$’000	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	(830)	256	—	—	(574)
Intangible assets	(22,319)	(214)	6,036	67	(16,430)
Inventories	1,015	(118)	—	—	897
Provisions	2,960	2,741	—	—	5,701
Other items	471	207	—	—	678
Tax value of loss carryforwards recognised	6,676	396	(1,149)	—	5,923

	(12,027)	3,268	4,887	67	(3,805)

	Balance January, 1 2015	Recognised in income	Recognised in goodwill	Balance December 31, 2015
	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	(1,002)	172	—	(830)
Intangible assets	(18,874)	(3,512)	67	(22,319)
Inventories	813	202	—	1,015
Provisions	3,061	(101)	—	2,960
Other items	(357)	828	—	471
Tax value of loss carryforwards recognised	4,718	1,958	—	6,676

	(11,641)	(453)	67	(12,027)

15.	OTHER ASSETS

	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Finance lease receivables (see Note 17)	788	874
Other assets	82	80

	870	954

The Group leases instruments as part of its business. For details of future minimum finance lease receivables with non-cancellable terms, please refer to Note 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

16.	INVENTORIES

	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Raw materials and consumables	9,176	10,329
Work-in-progress	7,288	8,757
Finished goods	16,125	16,039

	32,589	35,125

All inventories are stated at the lower of cost or net realisable value. The replacement cost of inventories does not differ from cost. Total inventories for the Group are shown net of provisions of US$10,017,000 (2015: US$4,822,000). Cost of sales in 2016 includes inventories expensed of US$50,259,000 (2015: US$53,098,000), (2014: US$54,029,000).

The movement on the inventory provision for the three year period to December 31, 2016 is as follows:

	December 31, 2016 US$‘000	December 31, 2015 US$‘000	December 31, 2014 US$‘000
Opening provision at January 1	4,822	4,636	4,462
Charged during the year	6,390	892	603
Utilised during the year	(1,065)	(666)	(322)
Released during the year	(130)	(40)	(107)

Closing provision at December 31	10,017	4,822	4,636

During 2016 US$130,000 (2014: US$40,000), (2014: US$107,000) of inventory provision relating to net realisable value was released to the statement of operations following a current year review of inventory usage.

In 2016, a provision was created of US$4,786,000 in relation to a number of products which have been culled during the year. This mainly relates to the Bartels and Microtrak product lines which were acquired over 15 years ago. Revenues for these products have been declining significantly over the last number of years and have now reached the end of their economic life, especially given the level of technical support required to keep older products of this nature on the market.

17.	TRADE AND OTHER RECEIVABLES

	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Trade receivables, net of impairment losses	18,340	19,498
Prepayments	3,634	5,496
Value added tax	69	83
Finance lease receivables	542	525

	22,585	25,602

Trade receivables are shown net of an impairment losses provision of US$3,171,000 (2015: US$2,812,000) (see Note 28). Prepayments are shown net of impairment of US$757,000 (2015: Nil) (see note 6).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

17.	TRADE AND OTHER RECEIVABLES (CONTINUED)

Leases as lessor

(i) Finance lease commitments – Group as lessor

The Group leases instruments as part of its business. Future minimum finance lease receivables with non-cancellable terms are as follows:

	December 31, 2016 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	949	407	542
Between one and five years (Note 15)	1,388	600	788

	2,337	1,007	1,330

	December 31, 2015 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	925	400	525
Between one and five years (Note 15)	1,606	732	874

	2,531	1,132	1,399

The Group classified future minimum lease receivables between one and five years of US$788,000 (2015: US$874,000) as Other Assets, see Note 15. Under the terms of the lease arrangements, no contingent rents are receivable.

(ii) Operating lease commitments – Group as lessor

The Group has leased a facility consisting of 9,000 square feet in Dublin, Ireland. This property has been sub-let by the Group. The lease contains a clause to enable upward revision of the rent charge on a periodic basis. The Group also leases instruments under operating leases as part of its business.

Future minimum rentals receivable under non-cancellable operating leases are as follows:

	December 31, 2016 US$’000
	Land and buildings	Instruments	Total
Less than one year	—	3,671	3,671
Between one and five years	—	184	184

	—	3,855	3,855

	December 31, 2015 US$’000
	Land and buildings	Instruments	Total
Less than one year	129	3,841	3,970
Between one and five years	—	171	171

	129	4,012	4,141

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

18.	CASH AND CASH EQUIVALENTS

	December 31, 2016 US$’000	December 31, 2015 US$’000
Cash at bank and in hand	9,845	7,291
Short-term deposits	67,264	94,662

Cash and cash equivalents in the statements of cash flows	77,109	101,953

19.	CAPITAL AND RESERVES

Share capital

	Class ‘A’ Ordinary shares	Class ‘A’ Ordinary shares
In thousands of shares	2016	2015
In issue at January 1	95,840	94,308
Issued for cash	322	1,532

In issue at December 31	96,162	95,840

	ADS	ADS
In thousands of ADSs	2016	2015
In issue at January 1	23,960	23,577
Issued for cash	81	383

In issue at December 31	24,041	23,960

	Class ‘A’ Treasury shares	Class ‘A’ Treasury shares
In thousands of shares	2016	2015
Balance at January 1	2,635	2,635
Purchased during the year	1,109	—

Balance at December 31	3,744	2,635

	ADS Treasury shares	ADS Treasury shares
In thousands of ADSs	2016	2015
Balance at January 1	659	659
Purchased during the year	277	—

Balance at December 31	936	659

The Group had authorised share capital of 200,700,000 ‘A’ ordinary shares of US$0.0109 each (2015: 200,700,000 ‘A’ ordinary shares of US$0.0109 each) as at December 31, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

19.	CAPITAL AND RESERVES (CONTINUED)

(a)	During 2016, the Group issued 322,272 ‘A’ Ordinary shares from the exercise of employee options for a consideration of US$673,000 settled in cash. The Group incurred costs of US$8,000 in connection with the issue of shares. At December 31, 2016, there were no amounts receivable on issuance share capital (2015: US$184,000) relating to the exercise of share options.

(b)	During 2016, the Group repurchased 1,109,435 shares under its share buyback program.

(c)	There were no dividends paid in respect of the 2015 financial year, (22 cents per ADS in respect of the 2014 financial year), (22 cents per ADS in respect of the 2013 financial year). As provided in the Articles of Association of the Company, dividends or other distributions are declared and paid in US Dollars (see Note 29 for further information).

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

The warrant and hedging reserves form Other Reserves in the Consolidated Statement of Financial Position.

Treasury shares

During 2016, the Group purchased 4,436,000 ‘A’ Ordinary shares (1,109,000 ADS’s) ‘Treasury shares’. The total cost of these shares was US$9,938,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

20.	SHARE OPTIONS AND SHARE WARRANTS

Warrants

There were no warrants outstanding at the beginning of 2015, and there were no warrants granted in either 2016 or 2015.

Options

Under the terms of the Company’s Employee Share Option Plans, options to purchase 9,830,183 ‘A’ Ordinary Shares (2,457,546 ADSs) were outstanding at December 31, 2016. Under these Plans, options are granted to officers, employees and consultants of the Group at the discretion of the Compensation Committee (designated by the board of directors), under the terms outlined below.

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

Contractual life

The term of an option is determined by the Board, Compensation Committee and Remuneration Committee provided that the term may not exceed a period of between seven to ten years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with the Group (or one year after such termination because of death or disability) except where a longer period is approved by the Board of Directors. Under certain circumstances involving a change in control of the Group, the Compensation Committee may accelerate the exercisability and termination of options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

20.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

The number and weighted average exercise price of share options and warrants per ordinary share is as follows (as required by IFRS 2, this information relates to all grants of share options and warrants by the Group):

	Options and warrants	Weighted- average exercise price US$	Range US$
	‘A’ Ordinary Shares	Per ‘A’ Ordinary Share	Per ‘A’ Ordinary Share
Outstanding January 1, 2014	9,781,409	2.73	0.66 – 4.79
Granted	2,018,000	4.22	4.21 – 4.34
Exercised	(2,048,092)	1.91	1.07 – 4.21
Forfeited	(459,665)	3.53	1.50 – 4.21

Outstanding at end of year	9,291,652	3.20	0.66 – 4.79

Exercisable at end of year	4,056,991	2.56	0.66 – 4.21

Outstanding January 1, 2015	9,291,652	3.20	0.66 – 4.79
Granted	976,000	3.20	2.71 – 4.47
Exercised	(1,602,000)	1.95	1.07 – 4.21
Forfeited	(507,200)	3.96	2.50 – 4.79

Outstanding at end of year	8,158,452	3.36	0.66 – 4.47

Exercisable at end of year	4,679,323	3.03	0.66 – 4.23

Outstanding January 1, 2016	8,158,452	3.36	0.66 – 4.47
Granted	2,160,000	2.39	1.67 – 2.80
Exercised	(322,272)	2.09	0.66 – 2.65
Forfeited	(165,997)	3.39	2.52 – 3.61

Outstanding at end of year	9,830,183	3.19	0.66 – 4.47

Exercisable at end of year	5,838,851	3.31	0.75 – 4.23

	Options and warrants	Weighted- average exercise price US$	Range US$
	‘ADS’ Equivalent	Per ‘ADS’	Per ‘ADS’
Outstanding January 1, 2014	2,445,352	10.92	2.63 – 19.15
Granted	504,500	16.88	16.84 – 17.36
Exercised	(512,023)	7.64	4.28 – 16.84
Forfeited	(114,916)	14.12	6.00 – 16.84

Outstanding at end of year	2,322,913	12.80	2.63 – 19.15

Exercisable at end of year	1,014,248	10.24	2.63 – 16.84

Outstanding January 1, 2015	2,322,913	12.80	2.63 – 19.15
Granted	244,000	12.80	10.84 – 17.88
Exercised	(400,500)	7.80	4.28 – 16.84
Forfeited	(126,800)	15.84	10.00 – 19.16

Outstanding at end of year	2,039,613	13.44	2.63 – 17.88

Exercisable at end of year	1,169,831	12.12	2.63 – 16.92

Outstanding January 1, 2016	2,039,613	13.44	2.63 – 17.88
Granted	540,000	9.57	6.69 – 11.20
Exercised	(80,568)	8.35	2.64 – 10.61
Forfeited	(41,499)	13.58	10.08 – 14.44

Outstanding at end of year	2,457,546	13.43	2.64 – 17.88

Exercisable at end of year	1,459,713	13.24	3.00 – 16.92

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

20.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

The weighted average share price per ‘A’ Ordinary share at the date of exercise for options exercised in 2016 was: US$2.96 (US$11.84 per ADS), 2015: US$4.25 per ‘A’ Ordinary share (US$17.00 per ADS) and 2014: US$6.18 per ‘A’ Ordinary share (US$24.72 per ADS).

The opening share price per ‘A’ Ordinary share at the start of the financial year was US$2.92 or US$11.69 per ADS (2015: US$4.38 or US$17.50 per ADS) (2014: US$6.25 or US$25.00 per ADS) and the closing share price at December 31, 2016 was US$1.73 or US$6.92 per ADS (2015: US$2.94 or US$11.76 per ADS) (2014: US$4.38 or US$17.51 per ADS). The average share price for the year ended December 31, 2016 was US$2.58 per ‘A’ Ordinary share or US$10.32 per ADS.

A summary of the range of prices for the Company’s stock options for the year ended December 31, 2016 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.66-US$0.99	14,000	0.80	1.70	14,000	0.80	1.70
US$1.00-US$2.05	801,652	1.63	2.71	571,652	1.59	1.01
US$2.06- US$2.99	4,776,531	2.54	4.29	2,230,534	2.54	2.20
US$3.00 -US$4.47	4,238,000	4.22	4.21	3,022,665	4.21	3.89

	9,830,183			5,838,851

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$2.63-US$3.96	3,500	3.20	1.70	3,500	3.20	1.70
US$4.00-US$8.20	200,413	6.52	2.71	142,913	6.36	1.01
US$8.24- US$11.96	1,194,133	10.16	4.29	557,634	10.16	2.20
US$12.00 -US$17.88	1,059,500	16.88	4.21	755,666	16.84	3.89

	2,457,546			1,459,713

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

20.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

The weighted-average remaining contractual life of options outstanding at December 31, 2016 was 4.16 years (2015: 4.52 years).

A summary of the range of prices for the Company’s stock options for the year ended December 31, 2015 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.66-US$0.99	74,000	0.69	0.80	74,000	0.69	0.80
US$1.00-US$2.05	593,652	1.59	2.61	593,652	1.59	1.76
US$2.06- US$2.99	3,114,800	2.57	3.96	2,198,669	2.53	3.19
US$3.00 -US$4.47	4,376,000	4.20	5.25	1,813,002	4.20	4.77

	8,158,452			4,679,323

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$2.63-US$3.96	18,500	2.76	0.80	18,500	2.76	0.80
US$4.00-US$8.20	148,413	6.36	2.61	148,413	6.36	1.76
US$8.24- US$11.96	778,700	10.28	3.96	549,667	10.12	3.19
US$12.00 -US$17.88	1,094,000	16.80	5.25	453,251	16.80	4.77

	2,039,613			1,169,831

The recognition and measurement principles of IFRS 2 have been applied to share options granted under the Company’s Share Option Plans since November 7, 2002 which have not vested by January 1, 2005 in accordance with IFRS 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

20.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

Charge for the year under IFRS 2

The charge for the year is calculated based on the fair value of the options granted which have not yet vested.

The fair value of the options is expensed over the vesting period of the option. US$1,381,446 was charged to the statement of operations in 2016, (2015: US$1,550,000), (2014: US$1,496,000) split as follows:

	December 31, 2016 US$‘000	December 31, 2015 US$‘000	December 31, 2014 US$‘000
Share-based payments – cost of sales	32	9	18
Share-based payments – selling, general and administrative	1,349	1,541	1,478

Total – continuing operations	1,381	1,550	1,496
Share-based payments – discontinued operations	33	—	—

Total	1,414	1,550	1,496

The total share based payments charge for the year was US$1,633,000 (2015: US$1,974,000) (2014: US$2,533,000). However, a total of US$219,000 (2015: US$424,000) (2014: US$1,037,000) of share based payments was capitalised in intangible development project assets during the year.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a trinomial model. The following are the input assumptions used in determining the fair value of share options granted in 2016, 2015 and 2014:

	Key management personnel	Other employees	Key management personnel	Other employees	Key management personnel	Other employees
	2016	2016	2015	2015	2014	2014
Weighted average fair value at measurement date per ‘A’ share / (per ADS)	US$0.58 / (US$2.32)	US$0.57 / (US$2.28)	Nil	US$0.68 / (US$2.72)	US$1.13 / (US$4.52)	US$0.74/ (US$2.96)

Total ‘A’ share options granted / (ADS’s equivalent)	1,700,000 / (425,000)	460,000 / (115,000)	Nil	976,000 / (244,000)	1,700,000 / (425,000)	318,000/ (79,500)

Weighted average share price per ‘A’ share / (per ADS)	US$2.43 / (US$9.72)	US$2.25 / (US$9.00)	Nil	US$3.20 / (US$12.80)	US$4.23 / (US$16.90)	US$4.22 / (US$16.88)

Weighted average exercise price per ‘A’ share / (per ADS)	US$2.43 / (US$9.72)	US$2.25 / (US$9.00)	Nil	US$3.20 / (US$12.80)	US$4.23 / (US$16.90)	US$4.22/ (US$16.88)

Weighted average expected volatility	29.63%	36.73%	Nil	29.27%	32.54%	24.54%

Weighted average expected life	4.81	3.74	Nil	3.73	4.68	3.58

Weighted average risk free interest rate	1.21%	1.29%	Nil	1.46%	1.53%	1.22%

Expected dividend yield	1.14%	0.96%	Nil	1.14%	1.11%	1.11%

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility is based on the historic volatility (calculated based on the expected life of the options). The Group has considered how future experience may affect historical volatility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

20.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

The profile and activities of the Group are not expected to change in the immediate future and therefore Trinity Biotech would expect estimated volatility to be consistent with historical volatility.

21.	TRADE AND OTHER PAYABLES

	December 31, 2016 US$’000	December 31, 2015 US$’000
Trade payables	9,017	8,329
Payroll taxes	489	302
Employee related social insurance	416	196
Accrued liabilities	10,877	9,262
Deferred consideration	—	360
Deferred income	224	187
Restructuring accrual	3,734	—

	24,757	18,636

There was no deferred consideration payable in 2016, the 2015 amount includes US$52,000 as a result of the acquisition of Phoenix Biotech in 2011, and US$308,000 as a result of the acquisition of Fiomi Diagnostics AB in 2012 net of deferred interest expense of US$34,000.

Accrued liabilities include US$2,195,000 (2015: US$2,195,000) relating to contracted licence payments for HIV-2 licence.

The restructuring liability represents the cost of closing the Swedish facility, Fiomi Diagnostics (refer to Note 10), and mainly comprises contractual obligations associated with terminating premises and supplier contracts, as well as unpaid redundancy costs for 20 employees.

22.	PROVISIONS

	December 31, 2016 US$’000	December 31, 2015 US$’000
Provisions	75	75

There were no movements in provision during 2016 and 2015.

During 2016 the Group experienced no significant product warranty claims. However, the Group believes that it is appropriate to retain a product warranty provision to cover any future claims. The provision at December 31, 2016 represents the estimated cost of product warranties, the exact amount which cannot be determined. US$75,000 represents management’s best estimate of these obligations at December 31, 2016.

23.	OTHER PAYABLES DUE AFTER ONE YEAR

	December 31, 2016 US$’000	December 31, 2015 US$’000
Licence fees	—	1,051

Licence fees in 2015 relate to contracted payments for HIV-2 licence. There were no other payables in 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

24.	BORROWINGS

Exchangeable notes

During 2015, the Group issued US$115,000,000 of exchangeable senior notes which will mature on April 1, 2045, subject to earlier repurchase, redemption or exchange. The notes are senior unsecured obligations and accrue interest at an annual rate of 4%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2015. The notes are convertible into ordinary shares of the parent entity at the applicable exchange rate, at any time prior to the close of business on the second business day immediately preceding the maturity date, at the option of the holder, or repayable on April 1, 2045. The conversion rate is 47.112 ADSs per $1,000 principal amount of notes, equivalent to an exchange price of approximately $21.88 per ADS. The exchange rate is subject to adjustment upon the occurrence of certain events, but will not be adjusted for any accrued and unpaid interest. The notes include a number of non-financial covenants, all of which were complied with at December 31, 2016.

The notes include a number of put and call options, and these embedded derivatives are measured at fair value through the Consolidated Statement of Operations. The embedded derivatives are summarised as follows:

	December 31, 2016 US$’000	December 31, 2015 US$’000
Non-current assets
Exchangeable note bond call option	—	4,690

Non-current liabilities
Exchangeable note equity conversion option	3,970	6,340
Exchangeable note bond put option	290	4,880

	4,260	11,220

Total value of embedded derivatives – net liability	4,260	6,530

Financial income in the consolidated statement of operations for the year includes US$2,270,000 (2015: US$13,015,000) arising from the revaluation of embedded derivatives at fair value at December 31, 2016.

The exchangeable notes are treated as a host debt instrument with embedded derivatives attached. On initial recognition, the host debt instrument is recognised at the residual value of the total net proceeds of the bond issue less fair value of the embedded derivatives. Subsequently, the host debt instrument is measured at amortised cost using the effective interest rate method. The carrying value of exchangeable senior notes is calculated as follows:

	December 31, 2016 US$’000	December 31, 2015 US$’000
Balance at 1 January	91,514	—
Exchangeable senior notes issued	—	115,000
Fair value of embedded derivatives at issuance date	—	(19,550)
Unamortised transaction costs	—	(4,471)
Accretion interest	718	535

	92,232	91,514

	December 31, 2016 US$’000	December 31, 2015 US$’000
Exchangeable senior notes	92,232	91,514
Non-current liabilities (conversion and put options)	4,260	11,220

Total non-current liabilities	96,492	102,374

This liability will accrete back to its nominal value of US$115,000,000 over the term of the debt using an effective interest rate methodology. Financial expense in the consolidated statement of operations for the year includes US$718,000 (2015: US$585,000) of accretion interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

25.	FINANCE LEASE LIABILITIES

Certain manufacturing equipment are held under finance lease arrangements following sale and leaseback transactions during the year, with a carrying value of US$1,459,000 as of December 31, 2016 (2015: US$1,696,000). The repayment period of finance leases is 5 years. Finance leases are secured by the related assets held under the finance lease, and the carrying values of finance lease liabilities at December 31, 2016 are as follows:

	December 31, 2016 US$’000	December 31, 2015 US$’000
Current liabilities
Finance lease liabilities	273	271

	273	271

Non-current liabilities	732	1,042

Finance lease liabilities	732	1,042

Finance lease liabilities

Finance lease liabilities are payable as follows:

	December 31, 2016 US$’000
	Minimum lease payments	Interest	Principal
Less than one year	313	40	273
In more than one year, but not more than two	313	27	286
In more than two years but not more than five	462	16	446

	1,088	83	1,005

	December 31, 2015 US$’000
	Minimum lease payments	Interest	Principal
Less than one year	325	54	271
In more than one year, but not more than two	325	42	283
In more than two years but not more than five	804	45	759

	1,454	141	1,313

Terms and debt repayment schedule

The terms and conditions of outstanding interest bearing loans and borrowings at December 31, 2016 are as follows:

Facility	Currency	Nominal interest rate	Year of maturity	Fair Value	Carrying Value
Finance lease liabilities	Euro	4.54%	2020	1,005	1,005

Total interest-bearing loans and borrowings				1,005	1,005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

25.	FINANCE LEASE LIABILITIES (CONTINUED)

The terms and conditions of outstanding interest bearing loans and borrowings at December 31, 2015 were as follows:

Facility	Currency	Nominal interest rate	Year of maturity	Fair Value	Carrying Value
Finance lease liabilities	Euro	4.54%	2020	1,313	1,313

Total interest-bearing loans and borrowings				1,313	1,313

26.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

The Group has capital commitments authorised and contracted for of US$220,000 as at December 31, 2016 (2015: US$182,000).

(b)	Leasing Commitments

The Group leases a number of premises under operating leases. The leases typically run for periods up to 25 years. Lease payments are reviewed periodically (typically on a 5 year basis) to reflect market rentals. Operating lease commitments payable during the next 12 months amount to US$3,215,000 (2015: US$2,869,000) payable on leases of buildings at Bray, Ireland, Jamestown, Buffalo and Amherst, New York, Acton, Massachusetts, Carlsbad, California and Sao Paulo, Brazil. US$663,000 (2015: US$607,000) of these operating lease commitments relates to leases whose remaining term will expire within one year, US$Nil (2015: US$455,000) relates to leases whose remaining term expires between one and two years, US$1,323,000 (2015: US$533,000) between two and five years and the balance of US$1,229,000 (2015: US$1,274,000) relates to leases which expire after more than five years. See Note 27 for related party leasing arrangements.

Future minimum operating lease commitments with non-cancellable terms in excess of one year are as follows:

Year ended
2016
Operating leases
US$’000
2017	3,215
2018	2,483
2019	2,183
2020	1,855
2021	1,261
Later years	11,451

Total lease obligations	22,448

Year ended
2015
Operating leases
US$’000
2016	2,869
2017	2,343
2018	1,859
2019	1,687
2020	1,413
Later years	13,140

Total lease obligations	23,311

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

26.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

For future minimum finance lease commitments, in respect of which the lessor has a charge over the related assets, see Note 25.

(c)	Bank Security

The Group repaid in full its bank borrowings in April 2010, at which point all previous charges against Group assets were released. At December 31, 2016 Group borrowings were at fixed rates of interest and consisted entirely of Euro denominated finance leases, refer to Note 25. The banks providing the finance leases have a charge over the equipment for which the lease pertains.

(d)	Group Company Guarantees

Pursuant to the provisions of Section 357, Irish Companies Act, 2014, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, Trinity Research Limited, Benen Trading Limited and Trinity Biotech Financial Services Limited subsidiary undertakings in the Republic of Ireland, for the financial year to December 31, 2016 and, as a result, these subsidiary undertakings have been exempted from the filing provisions of Section 357, Irish Companies Act, 2014. Where the Company enters into these guarantees of the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the company will be required to make a payment under the guarantee. The Company does not enter into financial guarantees with third parties.

(e)	Government Grant Contingencies

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at December 31, 2016. However if the income were to become repayable, the maximum amounts repayable as at December 31, 2016 would amount to US$2,659,000 (2014: US$2,756,000).

(f)	Litigation

In 2010, Laboratoires Nephrotek, formerly a distributor for Trinity Biotech, took a legal action in France against the Group, claiming damages of US$0.8 million. They claimed that certain instruments supplied by Trinity Biotech did not operate properly in the field. In 2013, Trinity Biotech successfully defended this claim in the French courts. In 2017, the French courts heard Nephrotek’s appeal and again found in favour of Trinity Biotech. There are also a small number of legal cases being brought against the Group by certain of its former employees in the previously owned French subsidiary, Trinity Biotech France S.à.r.l. The ultimate resolution of the aforementioned proceedings is not expected to have a material adverse effect on the Group’s financial position, results of operations or cash flows.

27.	RELATED PARTY TRANSACTIONS

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

In November 2004, the Group entered into an agreement for a 25 year lease with JRJ for offices that have been constructed adjacent to its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of € 381,000 (US$401,000) is payable from January 1, 2004. There was a rent review performed on this premises in 2009 and further to this review, there was no change to the annual rental charge.

In December 2007, the Group entered into an agreement with Mr. O’Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a rate of € 17.94 per square foot (including fit out) giving a total annual rent of € 787,000 (US$828,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

27.	RELATED PARTY TRANSACTIONS (CONTINUED)

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises. At December 31, 2016 there were no rental payments outstanding (2015: Nil).

Compensation of key management personnel of the Group

At December 31, 2016, 2015 and 2014 the key management personnel of the Group were made up of three key personnel: the two executive directors; Mr Ronan O’Caoimh and Dr Jim Walsh and Mr Kevin Tansley, our Chief Financial Officer/Executive Director. Kevin Tansley was appointed to the board in September 2016 as an Executive Director.

Compensation for the year ended December 31, 2016 of these personnel is detailed below:

	December 31, 2016	December 31, 2015
	US$’000	US$’000
Short-term employee benefits	1,298	1,307
Performance related bonus	248	378
Post-employment benefits	41	61
Share-based compensation benefits	1,114	1,454

	2,701	3,200

The amounts disclosed in respect of directors emoluments in note 5 includes non executive directors’ fees of US$400,000 (2015: US$400,000) and share-based compensation benefits of US$181,000 (2015: US$239,000). Total directors’ remuneration is also included in “personnel expenses” (Note 7).

On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by an agreement with Darnick Company, a company wholly-owned by members of Mr O’Caoimh’s immediate family. Directors’ compensation includes payments made to Darnick Company.

Directors’ compensation also includes payments made to Diagnostic Polymers, a company wholly-owned by Jim Walsh and members of his immediate family.

Directors’ and Company Secretary’s interests in the Company’s shares and share option plan

	‘A’ Ordinary Shares	Share options
At January 1, 2016	5,695,306	6,015,004
Exercised	—	(60,000)
Granted	—	1,700,000
Shares purchased during the year	24,400	—
Shares sold during the year	—	—

At December 31, 2016	5,719,706	7,655,004

	‘A’ Ordinary Shares	Share options
At January 1, 2015	5,185,306	6,640,004
Exercised	625,000	(625,000)
Shares sold during the year	(115,000)	—

At December 31, 2015	5,695,306	6,015,004

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

27.	RELATED PARTY TRANSACTIONS (CONTINUED)

Any such dividends paid by Trinity Research Limited are ordinarily treated as a compensation expense by the Group in the consolidated financial statements prepared in accordance with IFRS, notwithstanding their legal form of dividends to minority interests, as this best represents the substance of the transactions.

At December 31, 2015, there was US$161,000 receivable by the Group relating to the exercise of share options by the Company Secretary. There were no such amounts receivable at December 31, 2016. There were no director loans advanced during 2016 or 2015.

In June 2009, the Board approved the payment of a dividend of $2,830,000 by Trinity Research Limited to Rayville Limited on the ‘B’ shares held by it. This amount was then lent back by Rayville to Trinity Research Limited. As the dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2015 and 2016 consolidated financial statements.

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

Interest rate risk

Effective and repricing analysis

The following table sets out all interest-earning financial assets and interest bearing financial liabilities held by the Group at December 31, indicating their effective interest rates and the period in which they re-price:

As at December 31, 2016	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 –12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	18	0.8%	77,109	77,109	—	—	—	—
Finance lease receivable	17	4.1%	1,330	289	253	392	396	—
Licence payments	21, 23	3.0%	(2,195)	(1,112)	(1,083)	—	—	—
Finance lease payable	25	4.5%	(1,005)	(135)	(138)	(286)	(446)	—
Exchangeable note	24	4.8%	(92,232)	—	—	—	—	(92,232)

Total			(16,993)	76,151	(968)	106	(50)	(92,232)

As at December 31, 2015	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 –12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	18	0.9%	101,953	71,953	30,000	—	—	—
Finance lease receivable	17	4.1%	1,399	270	252	437	440	—
Deferred consideration	21	3.1%	(360)	(52)	(308)	—	—	—
Licence payments	21,23	3.0%	(3,246)	(1,112)	(1,083)	(1,051)	—	—
Finance lease payable	25	4.5%	(1,313)	(134)	(137)	(283)	(759)	—
Exchangeable note	24	4.8%	(91,514)	—	—	—		(91,514)

Total			6,919	70,925	28,724	(897)	(319)	(91,514)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

28.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$770,000 (2015: US$1,020,000) and would not affect the interest expense (2015: nil) resulting in an increase in net interest income of US$770,000 (2015: increase in net interest income of US$1,020,000).

Interest rate profile of financial assets / liabilities

The interest rate profile of financial assets/liabilities of the Group was as follows:

	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Fixed rate instruments
Fixed rate financial liabilities (deferred consideration)	—	(360)
Fixed rate financial liabilities (licence fees)	(2,195)	(3,246)
Fixed rate financial liabilities (exchangeable note)	(92,232)	(91,514)
Fixed rate financial liabilities (finance lease payables)	(1,005)	(1,313)
Financial assets (cash and short-term deposits)	67,265	94,663
Financial assets (finance lease receivables)	1,330	1,399
Variable rate instruments
Financial assets (cash and short-term deposits)	9,844	7,290

	(16,993)	6,919

In 2015, the fixed rate financial liabilities relating to deferred consideration arises as a result of the Fiomi acquisition in 2012. There was no deferred consideration in 2016. The weighted average interest rate and weighted average period for which the rate is fixed is as follows:

December 31, 2015
Fixed rate financial liabilities (deferred consideration)
Weighted average interest rate	3.1%
Weighted average period for which rate is fixed	0.67 years

Financial assets comprise cash and cash equivalents as at December 31, 2016 and December 31, 2015 (see Note 18).

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial liabilities at fair value through profit and loss. Therefore a change in interest rates at December 31, 2016 would not affect profit or loss.

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

Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, where applicable, based on observable market rates plus a premium which reflects the risk profile of the Group at the reporting date, were as follows:

December 31, 2015
Deferred Consideration	3.1%

There was no significant difference between the fair value and carrying value of the Group’s trade receivables and trade and other payables at December 31, 2016 and December, 31 2015 as all fell due within 6 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

28.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Liquidity risk

The Group’s operations are cash generating. Short-term flexibility is achieved through the management of the Group’s short-term deposits.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As at December 31, 2016 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade & other payables	23,607	23,607	22,524	1,083	—	—	—
Exchangeable notes	92,232	115,000	—	—	—	—	115,000
Exchangeable note interest	1,150	131,100	2,300	2,300	4,600	13,800	108,100

	116,989	269,707	24,824	3,383	4,600	13,800	223,100

As at December 31, 2015 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade & other payables	18,537	18,537	16,403	1,083	1,051	—	—
Exchangeable notes	91,514	115,000	—	—	—	—	115,000
Exchangeable note interest	1,150	135,700	2,300	2,300	4,600	13,800	112,700

	111,201	269,237	18,703	3,383	5,651	13,800	227,700

Foreign exchange risk

The majority of the Group’s activities are conducted in US Dollars. Foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, where considered necessary, the Group pursues a treasury policy which periodically aims to sell US Dollars forward to match a portion of its uncovered Euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro forecasted transactions. Forward contracts normally have maturities of less than one year after the balance sheet date. There were no forward contracts in place as at December 31, 2016.

Foreign currency short term financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are those reported to key management translated into US Dollars at the closing rate:

As at December 31, 2016	EUR	GBP	SEK	CAD	BRL	Other
	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	214	520	46	845	371	7
Trade and other receivable	852	157	68	414	1,103	—
Trade and other payables	(1,983)	(29)	(4,528)	(85)	(1,976)	—

Total exposure	(917)	648	(4,414)	1,174	(502)	7

As at December 31, 2015	EUR	GBP	SEK	CAD	BRL	Other
	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	617	379	28	254	405	—
Trade and other receivable	996	157	182	311	709	—
Trade and other payables	(1,800)	(144)	(1,206)	(92)	(1,291)	—

Total exposure	(187)	392	(996)	473	(177)	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

28.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

The Group states its forward exchange contracts at fair value in the balance sheet. The Group classifies its forward exchange contracts as hedging forecasted transactions and thus accounts for them as cash flow hedges.

There were no forward exchange contracts in place at December 31, 2016 or December 31, 2015.

Sensitivity analysis

A 10% strengthening of the US Dollar against the following currencies at December 31, 2016 would have increased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss US$’000	Other equity movements US$’000
December 31, 2016
Euro	1,093	—

December 31, 2015
Euro	1,466	—

A 10% weakening of the US Dollar against the following currencies at December 31, 2016 would have decreased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss US$’000	Other equity movements US$’000
December 31, 2016
Euro	(1,336)	—

December 31, 2015
Euro	(1,792)	—

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

With respect to credit risk arising from the other financial assets of the Group, which comprise cash and cash equivalents and deferred consideration, the Group’s exposure to credit risk arises from default of the counter-party, with a maximum exposure equal to the carrying amount of these instruments. The Group’s management considers that all of the above financial assets that are not impaired or past due for each of the 31 December reporting dates under review are of good credit quality.

The Group maintains cash and cash equivalents and enters into forward contracts, when necessary, with various financial institutions. The Group performs regular and detailed evaluations of these financial institutions to assess their relative credit standing. The carrying amount reported in the balance sheet for cash and cash equivalents and forward contracts approximate their fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

28.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk is as follows:

	Carrying Value December 31, 2016 US$’000	Carrying Value December 31, 2015 US$’000
Third party trade receivables	18,340	19,498
Finance lease income receivable	1,330	1,399
Cash & cash equivalents	77,109	101,953

	96,779	122,850

The maximum exposure to credit risk for trade receivables and finance lease income receivable by geographic location is as follows:

	Carrying Value December 31, 2016 US$’000	Carrying Value December 31, 2015 US$’000
United States	10,201	12,935
Euro-zone countries	1,645	1,169
UK	252	218
Other European countries	10	33
Other regions	7,562	6,542

	19,670	20,897

The maximum exposure to credit risk for trade receivables and finance lease income receivable by type of customer is as follows:

	Carrying Value December 31, 2016 US$’000	Carrying Value December 31, 2015 US$’000
End-user customers	11,882	10,542
Distributors	7,127	8,959
Non-governmental organisations	661	1,396

	19,670	20,897

Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

Impairment Losses

The ageing of trade receivables at December 31, 2016 is as follows:

	Gross	Impairment	Gross	Impairment
	2016	2016	2015	2015
	US$’000	US$’000	US$’000	US$’000
Not past due	12,275	—	12,413	—
Past due 0-30 days	2,741	8	3,299	—
Past due 31-120 days	1,807	67	1,794	87
Greater than 120 days	4,688	3,096	4,804	2,725

	21,511	3,171	22,310	2,812

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

28.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2016	2015	2014
	US$’000	US$’000	US$’000
Balance at January 1	2,812	2,205	2,150
Charged to costs and expenses	415	780	237
Charged to other accounts	—	—	(19)
Amounts written off during the year	(56)	(173)	(163)

Balance at December 31	3,171	2,812	2,205

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

Although at December 31, 2016 the Group has no bank debt, it maintains a relationship with a number of lending banks and Trinity Biotech is listed on the NASDAQ which allows the Group to raise funds through equity financing where necessary. During 2015, the Group raised US$115,000,000 through the issuance of 30 year exchangeable senior notes which will mature on April 1, 2045, subject to earlier repurchase, redemption or exchange.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

28.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Fair Values

The table below sets out the Group’s classification of each class of financial assets/liabilities, their fair values and under which valuation method they are valued:

		Level 1	Level 2	Total carrying amount	Fair Value
	Note	US$’000	US$’000	US$’000	US$’000
December 31, 2016
Loans and receivables
Trade receivables	17	18,340	—	18,340	18,340
Cash and cash equivalents	18	77,109	—	77,109	77,109
Finance lease receivable	15, 17	1,330	—	1,330	1,330

		96,779	—	96,779	96,779

Liabilities at amortised cost
Exchangeable note	24	(92,232)	—	(92,232)	(92,232)
Finance lease payable	25	(1,005)	—	(1,005)	(1,005)
Trade and other payables (excluding deferred income)	21	(24,533)	—	(24,533)	(24,533)
Provisions	22	(75)	—	(75)	(75)

		(117,845)	—	(117,845)	(117,845)

Fair value through profit and loss (FVPL)
Exchangeable note bond call option	24	—	—	—	—
Exchangeable note equity conversion option	24	—	(3,970)	(3,970)	(3,970)
Exchangeable note bond put option	24	—	(290)	(290)	(290)

		—	(4,260)	(4,260)	(4,260)

		(21,066)	(4,260)	(25,326)	(25,326)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

28.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

	Note	Level 1 US$’000	Level 2 US$’000	Total carrying amount US$’000	Fair Value US$’000
December 31, 2015
Loans and receivables
Trade receivables	17	19,498	—	19,498	19,498
Cash and cash equivalents	18	101,953	—	101,953	101,953
Finance lease receivable	15, 17	1,399	—	1,399	1,399

		122,850	—	122,850	122,850

Liabilities at amortised cost
Exchangeable note	24	(91,514)	—	(91,514)	(91,514)
Finance lease payable	25	(1,313)	—	(1,313)	(1,313)
Deferred Consideration (Phoenix Bio-tech)	21	(52)	—	(52)	(52)
Trade and other payables (excluding deferred income)	21	(18,089)	—	(18,089)	(18,089)
Provisions	22	(75)	—	(75)	(75)
Net Deferred Consideration Payable (‘Fiomi’)	23	—	(308)	(308)	(308)
Licence fees	23	—	(1,051)	(1,051)	(1,051)

		(111,043)	(1,359)	(112,402)	(112,402)

Fair value through profit and loss (FVPL)
Exchangeable note bond call option	24	—	4,690	4,690	4,690
Exchangeable note equity conversion option	24	—	(6,340)	(6,340)	(6,340)
Exchangeable note bond put option	24	—	(4,880)	(4,880)	(4,880)

		—	(6,530)	(6,530)	(6,530)

		11,807	(7,889)	3,918	3,918

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

29.	DIVIDENDS PAID

There were no dividends declared or paid in respect of the 2015 financial year (a dividend of 22 cents per ADS was approved and paid in 2015 in respect of the 2014 financial year).

	2016	2015
	US$’000	US$’000
Declared and paid during the year:
Dividends on ordinary shares:
Final dividend in respect of FY 2015 profits: Nil (FY 2014: US$0.22 per ADS).	—	5,099

30.	POST BALANCE SHEET EVENTS

There are no matters or circumstances that have arisen since the end of the year that have significantly affected or may significantly affect either:

•	The entity’s operations in future financial years;

•	The results of those operations in future financial years; or

•	The entity’s state of affairs in future financial years.

31.	ACCOUNTING ESTIMATES AND JUDGEMENTS

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

Key sources of estimation uncertainty

Note 13 contains information about the assumptions and the risk factors relating to goodwill impairment. Note 20 outlines information regarding the valuation of share options and warrants. Note 24 outlines the valuation techniques used by the Company in determining the fair value of exchangeable notes and the associated embedded derivatives. In Note 28, detailed analysis is given about the interest rate risk, credit risk, liquidity risk and foreign exchange risk of the Group.

Critical accounting judgements in applying the Group’s accounting policies

Certain critical accounting judgements in applying the Group’s accounting policies are described below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

31.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

31.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

Note 14 to the consolidated financial statements outlines the basis for the deferred tax assets and liabilities and includes details of the unrecognised deferred tax assets at year end. The Group derecognised deferred tax assets arising on unused tax losses except to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilized before they expire. The derecognition of these deferred tax assets was considered appropriate in light of the increased tax losses caused by the restructuring and uncertainty over the timing of the utilization of the tax losses. Except for the derecognition of deferred tax assets there were no material changes in estimates used to calculate the income tax expense provision during 2016, 2015 or 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

32.	GROUP UNDERTAKINGS

The consolidated financial statements include the financial statements of Trinity Biotech plc and the following principal subsidiary undertakings:

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Trinity Biotech plc IDA Business Park, Bray Co. Wicklow, Ireland	Investment and holding company	Ireland	Holding company

Trinity Biotech Manufacturing Limited IDA Business Park, Bray Co. Wicklow, Ireland	Manufacture and sale of diagnostic test kits	Ireland	100%

Trinity Research Limited IDA Business Park, Bray Co. Wicklow, Ireland	Research and development	Ireland	100%

Benen Trading Limited IDA Business Park, Bray Co. Wicklow, Ireland	Trading	Ireland	100%

Trinity Biotech Manufacturing Services Limited IDA Business Park, Bray Co. Wicklow, Ireland	Dormant	Ireland	100%

Trinity Biotech Luxembourg Sarl 1, rue Nicolas Simmer, L-2538 Luxembourg	Investment and provision of financial services	Luxembourg	100%

Trinity Biotech Inc Girts Road, Jamestown, NY 14702, USA	Holding Company	U.S.A.	100%

Clark Laboratories Inc Trading as Trinity Biotech (USA) Girts Road, Jamestown NY14702, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Mardx Diagnostics Inc 5919 Farnsworth Court Carlsbad CA 92008, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Fitzgerald Industries International, Inc 2711 Centerville Road, Suite 400 Wilmington, New Castle Delaware, 19808, USA	Management services company	U.S.A.	100%

Biopool US Inc (trading as Trinity Biotech Distribution) Girts Road, Jamestown NY14702, USA	Sale of diagnostic test kits	U.S.A.	100%

Primus Corporation 4231 E 75th Terrace Kansas City, MO 64132, USA	Manufacture and sale of diagnostic test kits and instrumentation	U.S.A.	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

32.	GROUP UNDERTAKINGS (CONTINUED)

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Phoenix Bio-tech Corp. 1166 South Service Road West Oakville, ON L6L 5T7 Canada.	Manufacture and sale of diagnostic test kits	Canada	100%

Fiomi Diagnostics Holding AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Holding Company	Sweden	100%

Fiomi Diagnostics AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Formerly Research and development. In the process of being wound down.	Sweden	100%

Trinity Biotech Do Brasil Rua Claudio Soares Sao Paulo Brazil	Sale of diagnostic test kits	Brazil	100%

Trinity Biotech (UK) Ltd 184 Cambridge Science Park Cambridge CB4 0GA United Kingdom	Sales & marketing activties	UK	100%

Immco Diagnostics Inc 60 Pineview Drive Buffalo NY 14228, USA	Manufacture and sale of autoimmune products and laboratory services	U.S.A.	100%

Nova Century Scientific Inc 5022 South Service Road Burlington Ontario Canada	Manufacture and sale of autoimmune products	Canada	100%

Trinity Biotech Investment Ltd PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands	Investment and provision of financial services	Cayman Islands (Incorporated March 20, 2015)	100%

33.	AUTHORISATION FOR ISSUE

These Group consolidated financial statements were authorised for issue by the Board of Directors on April 24, 2017.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

TRINITY BIOTECH PLC

By	/s/ RONAN O’CAOIMH
Mr Ronan O’Caoimh
Director/
Chief Executive Officer

Date: April 24, 2017

By:	/s/ KEVIN TANSLEY
Mr Kevin Tansley
Company secretary/
Chief Financial Officer

Date: April 24, 2017

Item 19	Exhibits

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association of Trinity Biotech plc (included as Exhibit 1 to our Annual Report on Form 20-F (File No. 000-22320), filed with the SEC on March 31, 2006).

2.0	Form of Deposit Agreement dated as of October 21, 1992, as amended and restated, among Trinity Biotech plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder (included as Exhibit 1 to our Form F-6 (File No. 333-111946), filed with the SEC on January 15, 2004.)

4.1	Trinity Biotech plc Employee Share Option Plan 2013 (included as Exhibit 4.1 to our Registration Statement on Form S-8 (File No. 333-195232), filed with the SEC on April 11, 2014).

4.2	Trinity Biotech plc Employee Share Option Plan 2011 (included as Exhibit 4 to our Registration Statement on Form S-8 (File No. 333-182279), filed with the SEC on June 22, 2012).

4.3	Credit Facilities Letter dated as of February 6, 2015 between Allied Irish Banks, p.l.c. and Trinity Biotech plc, Trinity Biotech Manufacturing Limited and Trinity Biotech Financial Services Limited, as Borrowers (included as Exhibit 4.7 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.4	Guarantee Letter to Allied Irish Banks, p.l.c. dated as of February 6, 2015 by Trinity Biotech plc, Trinity Biotech Manufacturing Limited and Trinity Biotech Financial Services Limited, as Borrowers (included as Exhibit 4.8 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.5	Lease agreement dated as of October 18, 2004 between Ronan O’Caoimh and Jim Walsh with Trinity Biotech Manufacturing Limited in respect of office premises in Bray, Co Wicklow, Ireland (included as Exhibit 4b.1 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 31, 2006).

4.6	Lease agreement dated as of November 26, 2004 between Ronan O’Caoimh, Jonathon O’Connell and Jim Walsh with Trinity Biotech plc in respect of warehouse premises in Bray, Co Wicklow, Ireland (included as Exhibit 4b.2 to our to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on 31 March 2006).

4.7	Lease agreement dated as of December 20, 2007 between Ronan O’Caoimh and Jim Walsh with Trinity Biotech Manufacturing Limited in respect of warehouse premises in Bray, Co Wicklow, Ireland (included as Exhibit 4.13 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.8	Lease agreement dated as of March 19, 2004 between Livers, LLC with Primus Corporation in respect of office premises in Kansas City, Missouri, U.S.A. (included as Exhibit 4.14 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.9	Lease agreement dated as of May 30, 2001 between Lorrelle S. Johnson and Sharon L. Johnson with Clark Laboratories Inc in respect of office premises in Jamestown, New York, U.S.A. (included as Exhibit 4.15 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.10	Lease agreement dated as of February 13, 2012 between Barco Inv. Inc with Mardx Diagnostics in respect of office premises in San Diego, California, U.S.A. (included as Exhibit 4.16 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.11	Lease agreement dated as of December 1, 2007 between 60 Pineview LLC with Immco Diagnostics Inc in respect of office premises in Amherst, New York, U.S.A. (included as Exhibit 4.17 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.12	CDC Non-Exclusive Patent License Agreement dated as of May 22, 2012 (included as Exhibit 4.19 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.13	The University of Texas System Materials License Agreement dated as of April 18, 2005 (included as Exhibit 4.20 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.14	Inverness Medical Innovations, Inc. Patent License Agreement renewal dated as of August 3, 2006 (included as Exhibit 4.21 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.15	National Institute of Health Non-Exclusive Patent License Agreement dated as of December 17, 1999 (included as Exhibit 4.22 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

8.1	List of significant subsidiaries of Trinity Biotech plc (included as Item 18, note 32 to the consolidated financial statements in this Annual Report).

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm