Form 20-F
period 2017-12-31
TRINITY BIOTECH PLC
filed 2018-04-20
CIK 888721

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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
(as of December 31, 2017)

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

Yes ☐   No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statements on Form F-3 No. 333-203555 and Form S-8 File Nos. 333-166590, 333-182279, 333-195232 and 333-124384

General

As used herein, references to “we”, “us”, “Trinity Biotech” or the “Group” in this Form 20-F shall mean Trinity Biotech plc and its world-wide subsidiaries, collectively. References to the “Company” in this annual report shall mean Trinity Biotech plc.

Our financial statements are presented in US Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The IFRS applied are those effective for accounting periods beginning January 1, 2017. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. All references in this annual report to “Dollars” and “$” are to US Dollars, and all references to “Euro” or “€” are to European Union Euro. Except as otherwise stated herein, all monetary amounts in this annual report have been presented in US Dollars. For presentation purposes all financial information, including comparative figures from prior periods, have been stated in round thousands.

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

The following selected consolidated financial data of Trinity Biotech as at December 31, 2017 and 2016 and for each of the years ended December 31, 2017, 2016 and 2015 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto set forth in Item 18 of this Annual Report. The selected consolidated financial data as at December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and December 31, 2013 are derived from the audited consolidated financial statements not appearing in this Annual Report. This data should be read in conjunction with the financial statements, related notes and other financial information included elsewhere herein.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

	Year ended December 31,
	2017 US$‘000	2016 US$‘000	2015 US$‘000	2014 US$‘000	2013 US$‘000
Revenues	99,140	99,611	100,195	104,872	91,216
Cost of sales	(57,250)	(56,127)	(53,683)	(55,496)	(45,996)

Gross profit	41,890	43,484	46,512	49,376	45,220
Other operating income	100	239	288	424	532
Research and development expenses	(5,657)	(5,040)	(5,069)	(4,291)	(3,691)
Selling, general and administrative expenses	(32,246)	(30,366)	(28,225)	(30,071)	(33,066)
Selling, general and administrative expenses - impairment charges and inventory write-off/provision	(41,755)	(48,165)	—	—	—

Operating (loss)/profit	(37,668)	(39,848)	13,506	15,438	8,995
Financial income	3,198	3,147	13,491	97	1,276
Financial expenses	(5,405)	(5,439)	(4,054)	(132)	(51)

Net financing income	(2,207)	(2,292)	9,437	(35)	1,225

(Loss)/Profit before tax	(39,875)	(42,140)	22,943	15,403	10,220
Income tax credit/(expense)	1,214	3,557	(756)	(479)	(574)

(Loss)/Profit for the year	(38,661)	(38,583)	22,187	14,924	9,646

(Loss)/Profit for the year on discontinued operations	(1,609)	(62,042)	(391)	2,290	—

(Loss)/Profit for the year (all attributable to owners of the parent)	(40,270)	(100,625)	21,796	17,214	9,646

Basic (loss)/earnings per ADS (US Dollars)	(1.86)	(4.38)	0.94	0.76	0.44
Diluted (loss)/earnings per ADS (US Dollars)	(1.86)	(4.38)	0.46	0.73	0.41
Basic (loss)/earnings per ‘A’ ordinary share (US Dollars)	(0.47)	(1.10)	0.24	0.19	0.11
Diluted (loss)/earnings per ‘A’ ordinary share (US Dollars)	(0.47)	(1.10)	0.12	0.18	0.10
Weighted average number of shares used in computing basic EPS per ADS	21,621,602	22,964,703	23,161,773	22,749,726	21,936,647
Weighted average number of shares used in computing diluted EPS per ADS	26,877,544	28,299,399	27,407,793	23,717,747	23,428,175
Weighted average number of shares used in computing basic EPS per ‘A’ ordinary share	86,486,409	91,858,813	92,647,091	90,998,904	87,746,588
Weighted average number of shares used in computing diluted EPS per ‘A’ ordinary share	107,510,179	113,197,598	109,631,172	94,870,988	93,712,698

Consolidated Balance Sheet Data

	December 31, 2017 US$’000	December 31, 2016 US$’000	December 31, 2015 US$’000	December 31, 2014 US$’000	December 31, 2013 US$’000
Net current assets (current assets less current liabilities)	91,362	108,208	143,085	46,888	55,766
Non-current liabilities	(106,549)	(115,585)	(129,646)	(23,809)	(22,499)
Total assets	192,974	249,592	363,683	242,838	226,486
Capital stock	1,213	1,213	1,209	1,192	1,170
Shareholders’ equity	65,196	108,727	213,892	196,972	183,011

There were no dividends declared during 2017 in respect of the fiscal year 2016 (no dividends paid in 2016 in respected of the fiscal year 2015, final dividend of 22 cents per ADS was paid in 2015 in respect of the fiscal year 2014, 22 cents per ADS paid in 2014 in respect of the fiscal year 2013 and 20 cents per ADS paid in 2013 in respect of the fiscal year 2012).

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

•
Our long-term viability and growth will depend upon the successful discovery, development and commercialization of other products from our research and development ("R&D") activities. In order to remain competitive, we are committed to significant expenditures on R&D and the commercialization of new or enhanced products. The R&D process generally takes a significant amount of time from product inception to commercial launch. However, there is no certainty that this investment in research and development will yield technically feasible or commercially viable products. We may have to abandon a new or enhanced product or a product during its development phase in which we have invested substantial time and money. During the fiscal years ended December 31, 2017, 2016 and 2015, we incurred US$10.4 million, US$17.4 million and US$19.7 million, respectively, in capitalised R&D expenses. We expect to continue to incur significant costs related to our research and development activities.

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

•
We have invested in research and development but there can be no guarantees that our R&D programmes will not be rendered technologically obsolete or financially non-viable by the technological advances of our competitors, which would also adversely affect our existing product lines and inventory. The main competitors of Trinity Biotech (and their principal products with which Trinity Biotech competes) include: Abbott Diagnostics (AxSYM™, IMx™, i-STAT®, Determine™, Wampole™, Athena™, Biosite Triag®), Arkray (HA-8180), Bio-Rad (Bio-Plex™, Variant II, Turbo and D10™), Diasorin Inc. (Liasion™, ETIMAX™), Johnson & Johnson – Ortho Clinical Diagnostics (Vitros™), OraSure Technologies, Inc. (OraQuick®), Roche Diagnostics (COBAS AMPLICOR™, Ampliscreen™, Accutrend™, Tina Quant™), Siemens – Beckman Coulter (Uni-Cel), Siemens – Dade-Behring (BEP 2000, Enzygnost®), Siemens – Bayer (Centaur™), Siemens – DPC (Immulite™), Thermo Fisher (Konelab™) and Tosoh (G8™).

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

•
Our medical device products and operations are subject to rigorous government regulation in the United States by the FDA, and numerous other federal, state and foreign governmental authorities, as well as and by comparable regulatory authorities in other jurisdictions such as the Health Products Regulatory Authority (“HPRA”) in Ireland. In particular, we are subject to strict governmental controls on the development, manufacture, labelling, storage, testing, advertising, promotion, marketing, distribution and import and export of our products. In addition, we or our distributors are often required to register with and/or obtain clearances or approvals from foreign governments or regulatory bodies before we can import and sell our products in foreign countries. The clearance and approval process for our products, while variable across countries, is generally lengthy, time consuming, detailed and expensive.

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

•
For example, we obtained 510(k) clearance for our Primus Variant System for the separation and quantification of normal and abnormal haemoglobin species as an aid in the diagnosis of haemoglobinopathies. The sample type used by this system was blood tubes. We subsequently introduced two systems based on the original Primus Variant System and they were named as ultra² GeneSys Variant System and ultra² Resolution Variant System. The primary focus of the GeneSys was on newborn screening using Dried Blood Spots as the sample type, while the Resolution was intended for confirmatory testing on the adult population using blood tubes as the sample type. We determined that these modifications to the indications for use were within our existing clearance and did not require the submission of a new 510(k) notification. The FDA stated that the use of Dried Blood Spots was not part of the original submission and represented a new modified Intended Use. The FDA informed us that it disagreed with our decision not to seek new 510(k) clearances for these modifications, and we have agreed to file new 510(k) notifications to obtain clearance for these indications. We have filed the 510(k) submission. The FDA has requested additional method comparison data. The data is being generated and will be resubmitted. We continue to support our current installed base. We will undertake any directive deemed necessary by the FDA as we wait for final approval.  If we are not able to obtain new 510(k) clearances, or if the FDA withdraws its authorisation, we may be required to cease marketing for the currently-marketed indications and remove these products from U.S. commercial distribution.

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

•
Products manufactured at our facilities in Bray, Ireland, Jamestown and Buffalo, New York, Kansas City, Missouri and Carlsbad, California comprised approximately 83% of revenues during the fiscal year ended December 31, 2017. Our global supply of these products and services is dependent on the uninterrupted and efficient operation of these facilities. In addition, we currently rely on a small number of third-party manufacturers to produce certain of our diagnostic products and product components.

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

•
Trinity Biotech’s success is dependent to a large extent upon the contributions of certain key management personnel. Our key employees at December 31, 2017 were Ronan O’Caoimh, our CEO and Chairman, Jim Walsh, Executive Director, and Kevin Tansley, our CFO/Executive Director. We may not be able to attract or retain a sufficient number of qualified employees in the future due to the intense competition for qualified personnel among medical products and other life science businesses.

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

 Developments related to the U.K.’s referendum on membership in the E.U. could adversely affect us.

•
The United Kingdom (“U.K.”) held a referendum on June 23, 2016 and voted in favour of exiting the European Union, or E.U. This “Brexit” referendum has created political and economic uncertainty, particularly in the U.K. and E.U. and this uncertainty may last for a number of years. Until the precise terms of the U.K.’s exit from the E.U. are determined, it will be difficult to predict the impact of the Brexit referendum. Our business in the U.K., the E.U. and world-wide could be affected during this period of uncertainty, and perhaps longer, by the impact of the Brexit referendum. The U.K.’s decision to exit the E.U. could cause volatility in global financial markets, including in global currency exchange rates, resulting in a slow-down in economic activity in the U.K., Europe or globally, negatively impact new trade agreements between the U.K and other countries, including the United States, and result in significant regulatory changes and uncertainty. One or more of these events could make it more difficult or costly to sell our products, particularly in the U.K. and Europe, and negatively affect our revenues and results of operations. The Brexit referendum may also influence other countries and result in additional countries deciding to leave the E.U. This in turn could result in additional changes and uncertainty, any or all of which could negatively impact our business.

Our sales and operations are subject to the risks of fluctuations in currency exchange rates.

•
A substantial portion of our operations is based in Ireland and Europe is one of our main sales territories. As a result, changes in the exchange rate between the U.S. Dollar and the Euro can have significant effects on our results of operations. In addition, in markets where we invoice in U.S. Dollars but where the local currency has weakened, we have been required to reduce our pricing in order to preserve our competiveness. The Group has an exposure to the Canadian Dollar through its two Canadian entities (Nova Century Scientific and Phoenix Biotech) and to the Brazilian Real through its Brazilian entity. The Group also has revenues and costs denominated in British Sterling. The discontinued operation in Sweden, Fiomi Diagnostics, also gives us a Swedish Kroner exposure.

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

•
The total share options exercisable at December 31, 2017, as described in Item 18, Note 20 to the consolidated financial statements, are convertible into American Depository Shares (ADSs), 1 ADS representing 4 “A” Ordinary Shares. The exercise of the share options exercisable will likely occur only when the conversion price is below the trading price of our ADSs and will dilute the ownership interests of existing shareholders. For instance, should the options of the 3,268,707 “A” Ordinary Shares (817,177 ADSs) exercisable at December 31, 2017 be exercised, Trinity Biotech would have to issue 3,268,707 additional “A” Ordinary Shares (817,177 ADSs). On the basis of 96,162,410 “A” Ordinary Shares outstanding at December 31, 2017, this would effectively dilute the ownership interest of the existing shareholders by approximately 3%.

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

The large amount of intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

•
We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and acquired indefinite life intangible assets are subject to impairment review on an annual basis and whenever potential impairment indicators are present. Other long-lived assets are reviewed when there is an indication that an impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet is US$65 million (2016: US$87 million). In 2017, we recorded total impairment charges of US$42 million (2016: US$48 million). We may record further significant impairment charges in the future if there are changes in market conditions, a significant reduction in share price or other changes in the future outlook. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain non-cash impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

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

•	Trinity Biotech currently owns 7 U.S. patents with remaining patent lives varying from eight months to 15 years.

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

Reductions in government funding and research budgets could adversely affect our business and financial results.

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

Risks Related to Government Regulation

Changes in healthcare regulation could affect our revenues, costs and financial condition.

•
In the United States in recent years, there have been numerous initiatives at the federal and state level for comprehensive reforms affecting the payment for, the availability of and reimbursement for healthcare services. These initiatives have ranged from proposals to fundamentally change federal and state healthcare reimbursement programs, including providing comprehensive healthcare coverage to the public under government-funded programs, to minor modifications to existing programs. One example is the Patient Protection and Affordable Care Act, the Federal healthcare reform law enacted in 2010 (the “Affordable Care Act”). Similar reforms may occur internationally.

•
Legislative and regulatory bodies are likely to continue to pursue healthcare reform initiatives in many forms and may continue to reduce funding in an effort to lower overall federal healthcare spending. The U.S. government recently enacted legislation that eliminated what is known as the “individual mandate” under the Affordable Care Act and may enact other changes in the future. The ultimate content and timing of any of these types of changes in other healthcare reform legislation and the resulting impact on us are impossible to predict. If significant reforms are made to the healthcare system in the U.S., or in other jurisdictions, those reforms may increase our costs or otherwise have an adverse effect on our financial condition and results of operations.

•
The Affordable Care Act imposes a 2.3% excise tax on certain transactions, including U.S. sales of many medical devices, which includes domestic sales of certain of our products. This new tax became effective in January 2013. However, the Consolidated Appropriations Act of 2016, which was enacted late 2015, suspended the tax beginning January 1, 2016, and this suspension was recently extended until December 31, 2019. It is unclear whether and to what extent this tax will impact our business, if and when the suspension is lifted.

Tax matters, including disagreements with taxing authorities, the changes in corporate tax rates and imposition of new taxes could impact our results of operations and financial condition.

•
We are subject to regular reviews, examinations, and audits by tax authorities in a number of jurisdictions across the world with respect to our taxes. Although we believe our tax estimates are reasonable, if a taxing authority disagrees with the positions we have taken, we could face additional tax liability, including interest and penalties. There can be no assurance that payment of such additional amounts upon final adjudication of any disputes will not have a material impact on our results of operations and financial position.

•
A significant portion of our business is located in the U.S. and is subject to income and other taxes in the U.S. and our operations, plans and results are affected by tax and other initiatives. On December 22, 2017, the U.S. Government enacted comprehensive tax legislation known as the Tax Cuts and Jobs Act. This legislation makes broad and complex changes to the U.S. tax code, including but not limited to reducing the corporate tax rate from 35% to 21%, requiring a one-time mandatory deemed repatriation of certain deferred foreign earnings tax on and accelerating first year expensing of certain capital expenditures. The legislation also introduces new tax laws that may affect our taxable income in 2018, which will include, but not be limited to, a new provision designed to tax global intangible low taxed income, limitations on the deductibility of certain executive compensation, creating a base erosion anti-abuse tax and modifying or repealing many deductions and credits. The impact of many provisions of the Tax Cuts and Jobs Act is subject to interpretation until additional Treasury Department guidance is issued. The ultimate impacts of the Tax Act may differ from the Company’s estimates due to changes in the interpretations and assumptions made, as well as any forthcoming regulatory guidance. The changes to the tax code could also affect our valuation of deferred tax assets and liabilities. Any such change in valuation could have a material impact on our income tax expense and deferred tax balances.

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

•
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

Acquisition of Immco Diagnostics Inc

In 2013, the Group acquired 100% of the common stock of Immco Diagnostics Inc (“Immco”) for US$32.88m.

Immco, which is headquartered in Buffalo, New York, specialises in the development, manufacture and sale of autoimmune test kits on a worldwide basis. This product line is complemented by specialised reference laboratory services in diagnostic immunology, pathology and immunogenetics, marketed to U.S. based hospitals and reference laboratories.

Acquisition of Blood Bank Screening Business

In 2013, the Group acquired the blood bank screening business of Lab21 Ltd for US$7.45m.

The blood bank screening business acquired consists of a range of products for the screening of syphilis and cytomegalovirus (CMV), and was, at the time of acquisition based in Cambridge and Newmarket, UK.

Principal Markets

The primary market for Trinity Biotech’s diagnostic products is the Americas (which consists principally of North America and South America). During fiscal year 2017, 60% (US$59.5 million) (2016: 62% or US$61.6 million) (2015: 62% or US$62.4 million) of the Group’s total revenues were derived from products sold in the Americas. Sales in the non-Americas (principally European, Asian and African countries) represented 40% (US$39.6 million) of total sales for fiscal year 2017 (2016: 38% US$38.0 million) (2015: 38% or US$37.8 million).

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

The Future of Point-Of Care at Trinity Biotech

Point-of-care is strategically key to the growth of Trinity. Central to this growth will be our new HIV Screening test, which will allow us to enter the screening market for the first time. In Africa, the HIV testing typically involves using a rapid point-of-care test as a screening test followed by a different rapid test as the confirmatory test. Our Uni-gold™ HIV product is the dominant confirmatory HIV test in the African market and has been the gold standard for over 15 years. It is the confirmatory test of choice in the vast majority of significant African countries. However, Trinity Biotech has not previously competed in the larger screening market, which is valued at over $100 million with just a small number of market participants.

We are currently developing a new product, Trinscreen. The new product will not jeopardise our existing confirmatory business as the Trinscreen test employs a different HIV antigen, facilitating the use of the Uni-gold HIV test as a valid confirmatory test in the same market.  Our strategy will be to leverage existing brand equity of Trinity Biotech in African markets to take market share in the screening market. This initiative will be supported by increased sales and marketing resources in the African market. Market opportunities for the Trinscreen product also exist in other territories.

Trinity Biotech also introduced Uni-Gold™ S. pneumoniae, Uni-Gold™ Legionella, Uni-Gold™ C. difficile and Uni-Gold™ Syphilis. All of these products are Conformité Européenne (“CE”) marked and we will concentrate on international markets.

These point-of-care products will be sold through Trinity Biotech’s sales and marketing organisation to clinical and reference laboratories directly in the United Kingdom, France and Germany and through independent distributors and strategic partners in other countries.

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

Infectious Diseases

Trinity Biotech manufactures products for niche and specialised applications in infectious diseases. The products are used with patient samples and the results generated help physicians to guide diagnosis for a broad range of infectious diseases. The key disease areas that Trinity Biotech serves include:

•	Lyme disease,

•	sexually transmitted diseases, including Syphilis and Herpes simplex virus,

•	respiratory infections, including legionella,

•	Epstein Barr virus, and

•	other viral pathogens, including measles, mumps, toxoplasmosis, cytomegalovirus, rubella and varicella.

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

Diabetes and haemoglobinopathies

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

Trinity Biotech manufactures its own A1c instrument, the Premier Hb9210, which was launched in Europe and obtained FDA approval in late 2011. In Europe, Trinity Biotech distributes Premier Hb9210 through its partner Menarini Diagnostics. In the USA and Brazil, Trinity Biotech sells the Premier Hb9210 through its direct sales organisation. In the rest of the world, principally Asia, we sell the Premier Hb9210 through a network of distributors. The Premier’s unique features, cost structure and core technology enables it to compete in most economies and settings.

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

Trinity Biotech launched Premier Resolution, its next generation Haemoglobinapothy Analyzer in June 2016. The Premier Resolution was launched in Europe and the Middle East after undergoing rigorous and successful field trial. In 2018 the Resolution will be introduced in the USA with FDA approval expected during the year. The Resolution uses an internally developed column as well as state of the art hardware innovations in order to provide unparalleled detection of variants. It is a best in class analyser that will enable Trinity to expand upon its leading position as a key supplier to this highly specialised segment.

The point-of-care segment of the HbA1c market is addressed by the Tri-stat system. The Tri-stat offers rapid, precise analysis in a simple and highly cost effective manner. Using boronate affinity technology and a two phase optical system, three samples can be analysed simultaneously and all three results reported in just 10 minutes. In 2018, a new, second generation Tri-stat analyser will be launched outside of the US market.

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

Immco develops, manufactures and distributes products in the following formats for diagnosis of autoimmune diseases:

•	Immunofluorescence Assay (“IFA”),

•	Enzyme-linked immunosorbent (“ELISA”),

•	Western Blot (“WB”) and

•	Line immunoassay (“LIA”).

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

The World Health Organisation estimates that there were 107 million blood donations in 2011 and half of these were within high income countries. In these countries it is mandatory to screen for HIV, HBV, HCV and Syphilis by nucleic acid or immunoassay testing and the WHO recommends testing for other pathogens (e.g. CMV, chagas and HTLV) based on territory.

Trinity Biotech manufactures enzyme-linked immunosorbent (“ELISA”), for the detection of Syphilis and CMV. These products are sold through distributor sales channels and are manufactured under original equipment manufacturer agreements for other major third party diagnostic companies. The business is not currently operating in the United States.

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

The Group’s competition includes several large companies such as, but not limited to: Abbott Diagnostics, Arkray, Bio-Rad, Diasorin Inc., Johnson & Johnson, OraSure Technologies Inc., Roche Diagnostics, Siemens (from the combined acquisitions of Bayer, Dade-Behring and DPC), Thermo Fisher and Tosoh.

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

In 2006, Trinity Biotech entered into a new licence agreement with Inverness Medical Innovations (“IMI”) to IMI’s updated broad portfolio of lateral flow patents, which expanded the field of use to include over the counter (“OTC”) for HIV products, thus ensuring Trinity Biotech’s freedom to operate in the lateral flow market with its UniGold™ technology. As a platform technology, the lateral flow licences obtained from Inverness Medical Innovations also apply to  Point-of-Care tests developed at our Carlsbad facility.

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

Each of the key licensing arrangements disclosed under this subheading terminates on the date expiration or adjudication of invalidity or unenforceability of the last of the particular licensed patents covered by the respective agreement. Each licensor has the right to terminate the arrangement in the event of non-performance by Trinity Biotech. The key licensing arrangements, with the exception of the agreement entered into in 2013 which provides for the payment of a lump sum licence fee, require the Group to pay a royalty to the licence holder which is based on sales of the products which utilise the relevant technology being licensed. The royalty rates vary from 1.6% to 12.5% of sales. The total amount paid by Trinity Biotech under key licensing arrangements in 2017 was US$709,000 (2016: US$516,000).

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

The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors.  As 60% of Trinity Biotech’s 2017 revenues were generated in the Americas (with a large concentration of this in the United States) and as the United States represents a substantial proportion of the worldwide diagnostics market, an overview of FDA regulation has been included below.

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

FDA premarket clearance and approval requirements

Access to U.S. Market.  Each medical device that Trinity Biotech may wish to commercially distribute in the U.S. will require either pre-market notification (more commonly known as 510(k)) clearance or approval of a pre-market approval (“PMA”) application prior to commercial distribution, unless specifically exempt.  Under the FDCA, medical devices are classified into one of three classes -- Class I, Class II or Class III -- depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Class I devices are those for which safety and effectiveness can be assured by adherence to FDA’s general regulatory controls for medical devices, which include compliance with the applicable portions of the FDA's Quality System Regulation ("QSR"), facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials (the “General Controls”).  Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below.

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

Per the IDE regulations, clinical studies that involve investigational devices are divided into two categories, based on the type of device.  Studies of devices considered by the agency to present a significant risk require prior approval by an Institutional Review Board (“IRB”), informed consent of patients, and FDA approval of an IDE application, which details in part the clinical study protocol, pursuant to 21 C.F.R. § 812.  A significant risk device study is defined as a study of a device that presents a potential for serious risk to the health, safety, or welfare of a subject and falls into at least one of the following categories: (1) it is intended as an implant; (2) it is used in supporting or sustaining human life; (3) it is of substantial importance in diagnosing, curing, mitigating or treating a disease, or otherwise prevents impairment of human health; or (4) it otherwise presents a potential for serious risk to the health, safety, or welfare of a subject.  See 21 C.F.R. 812.3(m).  Studies of non‑significant risk investigational devices require IRB approval and informed consent; however, the sponsor of the study does not have to obtain FDA approval of an IDE application before beginning the study.

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

•	post-approval restrictions or conditions, including post-approval study commitments;

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device;

•	the FDA's recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations;

•	regulations pertaining to voluntary recalls; and

•	notices of corrections or removals.

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

Federal and State Anti-Kickback Laws

The Federal Anti-Kickback Statute makes it a felony for a person or entity, including a laboratory, to knowingly and wilfully offer, pay, solicit or receive any remuneration, directly or indirectly, to induce or in return for either the referral of an individual or the purchase, lease or order, or arranging for the purchase, lease or order, of items, services or other business that is reimbursable under any federal health care program, including Medicare and Medicaid.  Courts have stated that an arrangement may violate the Anti-Kickback Statute if any one purpose of the arrangement is to encourage patient referrals or other federal health care program business, regardless of whether there are other legitimate purposes for the arrangement.  In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The definition of "remuneration" has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry.

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

Physician Self-Referral Prohibitions

In addition to the Anti-Kickback Statute, a federal law directed at physician "self-referral," commonly known as the Stark Law, prohibits, among other things, physicians who personally or through an immediate family member, have a financial relationship, including an investment, ownership or compensation relationship with an entity, including clinical laboratories, from referring Medicare patients to that entity for designated health services, which include clinical laboratory services, unless an exception applies. In addition, the clinical laboratory is prohibited from billing for any tests performed pursuant to a prohibited referral.  Recent court cases have extended the Stark law's prohibition to referral of Medicaid patients as well.  A person who engages in a scheme to circumvent the Stark Law's referral prohibition may be fined up to US$100,000 for each such arrangement or scheme. In addition, any person who presents or causes to be presented a claim to the Medicare or Medicaid programs in violation of the Stark Law is subject to civil monetary penalties of up to US$15,000 per bill submission, an assessment of up to three times the amount claimed and possible exclusion from participation in federal governmental payor programs. Bills submitted in violation of the Stark Law may not be paid by Medicare or Medicaid and any person collecting any amounts with respect to any such prohibited bill is obligated to refund such amounts. Many states also have anti- "self-referral" and other laws that are not limited to Medicare and Medicaid referrals.

Like the Anti-Kickback Statute, the Stark Law is broad in its application to health care transactions and arrangements. Accordingly, the Stark Law contains many exceptions, which protect certain arrangements and transactions from the Stark Law penalties. The Stark Law is a strict liability statute, however, so intent is irrelevant, i.e., a physician's financial relationship with a laboratory must meet an exception under the Stark Law, or the referrals are prohibited.  Thus, unlike the Anti-Kickback Statute's safe harbours, if a laboratory's financial relationship with a referring physician does not meet the requirements of a Stark Law exception, then the physician is prohibited from making Medicare and Medicaid referrals to the laboratory and any such referrals will result in overpayments to the laboratory and subject the laboratory to the Stark Law's penalties.  Many states have also adopted statutes similar to the Stark Law, some of which apply to payments in connection with the referral of patients for healthcare items or services reimbursed by any source, not only governmental payor programs.

Civil Monetary Penalties Law

The federal Civil Monetary Penalties Law, among other things, prohibits the offering or giving of remuneration, including the provision of free items and services, to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary's selection of a particular supplier of items or services reimbursable by a federal or state governmental program. Violations could lead to civil money penalties of up to $10,000 for each wrongful act, assessment of three times the amount claimed for each item or service and exclusion from the federal healthcare programs.

Other Federal and State Fraud and Abuse Laws

In addition to the requirements discussed above, several other health care fraud and abuse laws apply to our business. For example, provisions of the Social Security Act permit Medicare and Medicaid to exclude an entity that charges the federal health care programs substantially in excess of its usual charges for its services. The terms "usual charge" and "substantially in excess" are ambiguous and subject to varying interpretations.

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

Because the complaint is initially filed under seal, the action may be pending for some time before the defendant is even aware of the action. If the government is ultimately successful in obtaining redress in the matter or if the plaintiff succeeds in obtaining redress without the government's involvement, then the plaintiff will receive a percentage of the recovery.

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

New York law also mandates proficiency testing for laboratories licensed under New York state law, regardless of whether such laboratories are located in New York. If a laboratory is out of compliance with New York statutory or regulatory standards, the state regulatory agency may suspend, limit, revoke or annul the laboratory's New York license, censure the holder of the license or assess civil money penalties. Statutory or regulatory noncompliance may result in a laboratory's operator being found guilty of a misdemeanor under New York law. The state regulatory agency also must approve any LDT before the test is offered in New York. Should we be found out of compliance with New York laboratory requirements, we could be subject to such sanctions, which could harm our business. We cannot provide assurance that the state will at all times find us to be in compliance with applicable laws.

Other States' Laboratory Licensing

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

The U.S. and Irish facilities are each FDA registered and ISO certified facilities.  As part of its ongoing commitment to quality, each Trinity Biotech facility was granted the latest ISO 13485 certification.  This certification was granted by internationally recognised notified bodies.  This serves as external verification that Trinity Biotech has established an effective quality system in accordance with an internationally recognised standard.  By having an established quality system there is a presumption that Trinity Biotech will consistently manufacture products in a controlled manner.  To achieve this certification, each Trinity Biotech facility performed an extensive review of the existing quality system and implemented any additional regulatory requirements
Trinity Biotech has entered into a number of related party transactions with JRJ Investments ("JRJ"), a partnership currently owned by Mr O'Caoimh and Dr Walsh, directors of the Company, and directly with Mr O'Caoimh and Dr Walsh, to provide current and potential future needs for the Group's manufacturing and research and development facilities, located in Bray, Ireland. In November 2002, Trinity Biotech entered into an agreement for a 25 year lease with JRJ, for 15,780 square feet of offices at an annual rent of €381,000 (US$432,000), payable from 2004. In December 2007, the Group entered into an agreement with Mr O'Caoimh and Dr Walsh pursuant to which the Group took a lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a total annual rent of €787,000 (US$892,000). See Item 7 – Major Shareholders and Related Party Transactions.

Trinity Biotech USA operates from a 25,610 square foot FDA and ISO 9001 approved facility in Jamestown, New York. The facility was purchased by Trinity Biotech USA in 1994. Additional warehousing space is also leased in Jamestown, New York at an annual rental charge of US$172,000.

MarDx operates from two facilities in Carlsbad, California. The first facility comprises 21,436 square feet and is the subject of a five year lease, renewed in 2015, at an annual rental cost of US$260,000. The second adjacent facility comprises 14,500 square feet and is the subject of a three year lease, renewed in 2015, at an annual rental cost of US$187,000.

Immco Diagnostics Inc. operates from a 19,250 square foot facility and a 5,649 square foot facility in Buffalo, New York, subject to leases expiring in 2018 and 2022. The annual rent for these facilities is US$394,000. In 2018, Immco entered into an agreement for a 15 year lease for a 31,731 square foot facility in Amherst, New York. This premise will allow for lab expansion and increased manufacturing capability. The initial annual rent for this facility is US$405,000 rising to US$452,000 by 2029. An additional 5,120 square foot facility is owned in Burlington, Canada.

Additional office and factory space is leased by the Group in Kansas City, Missouri, Acton, Massachusetts, Sao Paulo, Brazil and Extrema, Brazil at an annual cost of US$152,000, US$98,000, US$29,000 and US$40,000 respectively.

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

Operating Results

Trinity Biotech’s consolidated financial statements include the attributable results of Trinity Biotech plc and all its subsidiary undertakings collectively. This discussion covers the years ended December 31, 2017, December 31, 2016 and December 31, 2015, and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

Trinity Biotech has availed of the exemption under SEC rules to prepare consolidated financial statements without a reconciliation to U.S. generally accepted accounting principles (“U.S. GAAP”) as at and for the three year period ended December 31, 2017 as Trinity Biotech is a foreign private issuer and the financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

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

The comparability of our financial results for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 have been impacted by the decision to discontinue operations in Fiomi Diagnostics AB in 2016 following the withdrawal of the Troponin premarket submission to the U.S. Food and Drug Administration (see Item 18, Note 10). The Group also realised an impairment loss in 2016 and in 2017 as a result of the annual impairment review as at December 31, 2016 and at December 31, 2017 (see Item 18, Note 13). The comparability of results have also been impacted by acquisitions made by the Group in one of the five years. There were no acquisitions made in 2017, 2016, 2015 or 2014. In 2013, the Group acquired 100% of the common stock of Immco Diagnostics Inc. Immco specialises in the development, manufacture and sale of autoimmune test kits on a worldwide basis. In 2013, the Group also acquired the blood bank screening business of Lab21 Ltd, a UK based company. The acquired business generates revenues from syphilis products.

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

At December 31, 2017 the carrying value of capitalised development costs was US$34,778,000 (2016: US$46,966,000) (see Item 18, Note 13 to the consolidated financial statements). The decrease in 2017 was mainly as a result of an impairment loss charge of US$20,782,000. This charge was partially offset by additions of US$10,402,000 and amortisation of US$1,708,000.

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

Goodwill and other intangibles are subject to impairment testing on an annual basis. The recoverable amount of each of the cash-generating units (“CGU”) is determined based on a value-in-use computation, which is the only methodology applied by the Group and which has been selected due to the impracticality of obtaining fair value less costs to sell measurements for each reporting period. For the purpose of the annual impairment tests, goodwill is allocated to the relevant CGU. The impairment test performed as at December 31, 2017 identified a total impairment loss of US$85,603,000 in six cash generating units (“CGUs”), of which US$41,755,000 has been recorded in the 2017 financial statements. Refer to Item 18, Note 13 for further information.

The value-in-use calculations use cash flow projections based on the 2018 budget and projections for a further four years using projected revenue and cost growth rates of between 7% and minus 20%.

At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU.

The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, net cash flows, discount rates and the duration of the discounted cash flow model. The assumptions and estimates used were derived from a combination of internal and external factors based on historical experience. The pre-tax discount rates used range from 15% to 26% (2016: 13% to 36%). Post tax discount rates have been calculated using external inputs such as prevailing short and long term interest rates, a small stock premium, a stock beta and the corporate tax rates applicable to each CGU. The discount rates reflect the risk profile of each CGU. See Item 18, Note 13 to the consolidated financial statements for further information.

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and is particularly sensitive in the following areas;

•
In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, there would be an additional impairment loss of US$835,000 at December 31, 2017.

•
In the event there was a 10% variation in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be an additional impairment loss of US$4,786,000 at December 31, 2017.

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write off inventory that has reached its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2017, 2016 or 2015 which would have an impact on the carrying values of inventory during those periods, except as discussed below.

At December 31, 2017 our allowance for slow moving and obsolete inventory was US$7,543,000 which represents approximately 18.70% of gross inventory value. This compares with US$10,017,000, or approximately 23.51% of gross inventory value, at December 31, 2016 and US$4,822,000, or approximately 12.1% of gross inventory value, at December 31, 2015 (see Item 18, Note 16 to the consolidated financial statements). The estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory has decreased between 2017 and 2016 due to the physical scrapping of obsolete inventory. In the case of raw materials and work in progress, the size of the provision has been based on expected future production of these products. Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$807,000 at December 31, 2017 (2016: US$852,000) (2015: US$799,000) would result.

Allowance for impairment of receivables

We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected. Given the specific manner in which the allowance is calculated, there were no material changes in estimates made during 2017, 2016 or 2015 which would have an impact on the carrying values of receivables in these periods. At December 31, 2017, the allowance was US$3,590,000 which represents approximately 3.6% of Group revenues. This compares with US$3,171,000 at December 31, 2016 which represented approximately 3.2% of Group revenues and to US$2,812,000 at December 31, 2015 which represented approximately 2.8% of Group revenues. The increase in the allowance for impairment of receivables in the year ended December 31, 2017 was due to a general deterioration in the age of receivables. In the event that the estimate of impairment was to increase or decrease by 0.5% of Group revenues, which would represent a reasonably likely range of outcomes, then a change in the allowance of US$496,000 at December 31, 2017 (2016: US$498,000) (2015: US$501,000) would result.

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

Impact of Recently Issued Accounting Pronouncements

The consolidated financial statements have been prepared in accordance with IFRS both as issued by the IASB and as subsequently adopted by the EU. The IFRS applied are those effective for accounting periods beginning 1 January 2017. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB.

These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. During 2017, the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) issued additional standards, interpretations and amendments to existing standards which are effective for periods starting after the date of these financial statements. A list of these additional standards, interpretations and amendments, and the potential impact on the financial statements of the Group, is outlined in Item 18, Note 1(xxix).

Subsequent Events

On January 30, 2018 the Company guaranteed a 15 year lease entered into by its subsidiary Immco Diagnostics, Inc.  The space, which will be used to relocate the Diagnostic Laboratory business and increase manufacturing capacity, is 31,731 square feet located in Amherst, New York. Rent will commence following a construction period as well as a three month free base rent period, which is currently estimated to be in the fourth quarter of 2018.  Annual rent will average US$422,000 and construction costs are expected to be one million after the tenant improvement allowance from the landlord is applied.
There are no other matters or circumstances that have arisen since the end of the year that have significantly affected or may significantly affect either:

•	The entity’s operations in future financial years;

•	The results of those operations in future financial years; or

•	The entity’s state of affairs in future financial years.

Results of Operations

Year ended December 31, 2017 compared to the year ended December 31, 2016

The following compares our results in the year ended December 31, 2017 to those of the year ended December 31, 2016 under IFRS. Our analysis is divided as follows:

1.	Overview

2.	Revenues

3.	Operating Loss

4.	Loss for the year

5.	Discontinued operations

1. Overview

In 2017, the financial results are impacted by:

•	a non-cash impairment charge of US$41.8 million in the statement of operations relating to the carrying value of goodwill and other intangible assets, property, plant and equipment and prepayments.

•	a loss on discontinued operations for the year of US$1.3 million before tax, relating to the discontinuation of our Cardiac point-of-care operation.

•	certain once-off costs totalling US$1.4 million relating to a flood damage incident and a settlement of a licence royalty dispute. See section 3, operating loss, for further details.

The following table sets forth a breakdown of impairment charges, product cull costs and the loss on discontinued operation incurred in the current financial year:

	Year ended December 31, 2017
	Impairment Charges – continuing operations US$’000	Discontinued Operation US$000	Total US$‘000

Property, plant & equipment (Item 18, Note 12)	10,437	-	10,437
Goodwill and other intangible assets (Item 18, Note 13)	29,667	-	29,667
Prepayments (Item 18, Note 17)	1,651	-	1,651
Loss for the year including write off of foreign currency translation reserve - discontinued operation (Item 18, Note 10)	-	1,286	1,286

Total loss on discontinued operation and impairment charges and inventory provisioning before tax	41,755	1,286	43,041

Income tax (credit)/expense	(517)	323	(194)
Total loss on discontinued operation and impairment charges after tax	41,238	1,609	42,847

Revenues in 2017 decreased from US$99.6 million in 2016 to US$99.1 million, representing a decrease of 0.5%. The revenues this year are broadly the same as last year due to lower revenues in USA for Point-of-Care and Clinical Laboratory being almost completely offset by higher Point-of-Care revenues in Africa, higher laboratory services in USA and higher sales of Diabetes products globally. In relation to the latter, the level of increase would have been higher but for the impact of foreign exchange movements. In markets where we invoice in dollars but where the local currency has weakened, we have been required to reduce our pricing in order to preserve our competiveness.

Geographically, 60% of our sales were generated in the Americas, 27% in Africa/Asia and 13% in Europe.

The gross margin for continuing operations was 42.3% for 2017 compared to 43.7% in 2016.  The reduction in gross margin is due to the changing sales mix in terms of geography (higher sales to Asian customers for which sales prices and margins are lower) and foreign exchange factors, including the impact of exchange rates on distributor pricing. The operating loss is US$37.7 million for the year which compares to US$39.8 million for 2016. Excluding the impairment charge, the operating profit for 2017 is US$4.1 million, compared to US$8.3 million in 2016. The decrease of US$4.2 million in operating profit before impairment charges items in 2017 is mainly attributable to the lower gross profit and higher selling, general and administrative expenses.

Selling General & Administrative Expenditure (excluding impairment charges and inventory write offs) increased from US$30.4 million in 2016 to US$32.2 million for 2017, which represents an increase of 6%. The increase is mainly attributable to higher amortisation charges and certain once-off costs totalling US$1.4 million relating to a flood damage incident and a settlement of a licence royalty dispute.

In 2017, net financing expense was US$2.2 million compared to US$2.3 million in 2016. The decrease of US$0.1 million is mainly attributable to the revaluation of embedded derivatives at fair value, which resulted in higher income of US$0.1 million in 2017 compared to 2016.

The loss for the year from continuing operations amounted to US$38.7 million, compared to US$38.6 million in 2016, representing a decrease of 0.2%. Before the impact of impairment charges, the profit for 2017 from continuing operations would have been US$3.1 million.

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

Revenues by Product Line

Trinity Biotech’s revenues for the year ended December 31, 2017 were US$99,140,000 compared to revenues of US$99,611,000 for the year ended December 31, 2016, which represents a decrease of US$471,000 or 0.5%.  The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2017 US$’000	2016 US$’000	% Change
Revenues
Clinical Laboratory	73,366	74,166	(1.1)%
Point-of-Care	16,774	16,908	(0.8)%
Laboratory Services	9,000	8,537	5.4%

Total	99,140	99,611	(0.5)%

Clinical Laboratory

Clinical Laboratory revenues decrease by US$800,000 in 2017, which represents a decrease of 1.1%. This decrease was mainly attributable to a 14% decrease in Infectious Diseases and Clinical Chemistry revenues. These tests are used to detect infectious and sexually transmitted diseases, and disorders of the liver and intestine.  Revenues for these tests have been declining for several years, particularly in USA but we have succeeded in partially making up for these declines by selling more to emerging markets, with China being the largest market. The decision to cull the Bartels and Microtrak product lines in late 2016 also contributed to the decrease in Infectious Diseases revenues in 2017. Partially offsetting these decreases were higher revenues for haemoglobin A1c testing, which increased by 15% compared to 2016 due to the continued success of the Premier instrument and related reagents.  Our sales prices remain relatively stable in each territory, as we are unable to pass on sales price increases to our customers due to competitive factors.

Point-of-Care

Point-of-Care revenues decreased by US$134,000, which represents a reduction of 0.8%. Revenues for our Unigold HIV test were US$15.5 million in 2017 compared to US$15.8 million in 2016. During 2017, the company maintained its position in Africa as the designated supplier of confirmatory tests in all of the markets in which it operates. HIV revenues in Africa were the highest they have been in the last three years. Sales prices were relatively stable during 2017 and the reduction in point-of-care revenues was due to lower sales volumes in the Americas.

Laboratory Services

We offer laboratory testing services for autoimmune disorders from our lab in Buffalo, New York. In 2017, laboratory services revenues increased by US$463,000. The increase in laboratory service revenues was driven by the growing demand for a wide range of autoimmune diagnostic testing. Revenues for Sjögrens Syndrome accounts for 21% of the total revenues.

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2017 US$‘000	2016 US$‘000	% Change
Revenues
Americas	59,539	61,613	(3.4)%
Asia/Africa	27,131	25,501	6.4%
Europe	12,470	12,497	(0.2)%

Total	99,140	99,611	(0.5)%

In the Americas, revenues decreased US$2,074,000 or 3.4% due to the continued trend of falling sales of infectious diseases tests and HIV tests in USA. These declines were partially offset by strong growth in laboratory testing revenues from our autoimmune reference laboratory and higher revenues from our diabetes business in Brazil, although this was dampened by the continued weakness in the Brazilian currency.

Asia/Africa revenues increased by 6.4%, or US$1,630,000 compared to 2016. The main reasons for this were increased revenues for Unigold HIV in Africa and haemoglobin A1c in Asia/Middle East. Unigold HIV performed strongly in 2017, maintaining its position as the dominant confirmatory test in Africa and revenues were the highest they have been since 2014. Haemoglobin A1c revenues in the territory were driven by strong demand for our diabetes analyser, the Premier, with Middle East being the region recording the highest growth in the year.

In Europe, revenues decreased by US$27,000, compared to 2016. The slight decrease was due to a fall in Clinical Laboratory revenues, in particular infectious diseases caused in part by the product cull announced in late 2016. The decrease was also partly due to currency movements - the Sterling/US dollar exchange deteriorated by 5.5% on average in 2017 compared to 2016. These declines were almost completely offset by increases in Haemoglobin A1c revenues and revenues from our Fitzgerald business, which sells antibodies to the life sciences and research industries.

For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.

3. Operating Loss – continuing operations

The following table sets forth the Group’s operating loss from continuing operations:

	Year ended December 31,
	2017 US$’000	2016 US$’000	% Change
Revenues	99,140	99,611	(0.5)%
Cost of sales	(57,250)	(56,127)	2.0%

Gross profit	41,890	43,484	(3.7)%
Other operating income	100	239	(58.2)%
Research & development	(5,657)	(5,040)	12.2%
SG&A expenses	(32,246)	(30,366)	6.2%
Selling, general and administrative expenses - impairment charges and inventory write-off/provision	(41,755)	(48,165)	(13.3)%

Operating loss on continuing operations	(37,668)	(39,848)	(5.5)%

Cost of sales and gross margin

Total cost of sales increased by US$1,123,000 from US$56,127,000 for the year ended December 31, 2016 to US$57,250,000, for the year ended December 31, 2017, an increase of 2.0%.  The gross margin of 42.3% in 2017 compares to a gross margin of 43.7% in 2016.

The decrease in gross margin in 2017 is largely attributable to the different sales mix in terms of geography. Sales to Asia are of significantly lower margin than average. Our largest market in Asia, China is a lower price market and one in which we sell through a distributor as opposed to in the USA where we sell directly and hence earn better margins. The other main reason for reduced margins is foreign exchange, including the impact of exchange rates on distributor pricing.

Other operating income

In 2017, other operating income comprises income from the provision of canteen services. Other operating income in 2016 also included property lease rental income, which ended in 2016 due to the expiration of the rental sub lease. This is the main reason other operating income decreased by US$139,000 from US$239,000 for the year ended December 31, 2016 to US$100,000, for the year ended December 31, 2017.

Research and development expenses ("R&D")
Research and development expenditure recorded in the Statement of Operations increased from US$5,040,000 in 2016 to US$5,657,000 in 2017. The increase in 2017 is mainly due to higher regulatory costs. For details of the Company's various R&D projects see "Research and Products under Development" below.

Selling, General & Administrative expenses (“SG&A”)

Total SG&A expenses increased by US$1,880,000 from US$30,366,000 for the year ended December 31, 2016 to US$32,246,000 for the year ended December 31, 2017.

The following table outlines the breakdown of SG&A expenses in 2017 compared to 2016.

	Year ended December 31,
	2017 US$’000	2016 US$’000	% Change
SG&A (excl. share-based payments and amortisation)	28,050	26,044	7.7%
Share-based payments	893	1,349	(33.8)%
Amortisation	3,303	2,973	11.1%

Total	32,246	30,366	6.2%

Selling General & Administrative Expenditure (excluding share-based payments and amortisation)

SG&A expenses excluding share-based payments and amortisation increased from US$26,044,000 for the year ended December 31, 2016 to US$28,050,000 for the year ended December 31, 2017, which represents an increase of 7.7%. The increase of US$2,006,000 is mainly attributable to certain once-off costs relating to a flood damage incident at one of our U.S. plants (US$894,000) and a settlement in relation to a licence royalty dispute (US$497,000).

The flood damage occurred in late 2017 when there was severe flooding in the Kansas City area caused by extremely heavy rainfall. Ongoing engineering works being undertaken on a nearby waterway accentuated the impact on our plant.  This caused significant damage to instrumentation inventory due to the electric and electronic components contained therein. Given the plants location on a flood plain, insurance coverage was not available to cover the particular circumstances. The financial implications of the flooding was limited to damage to inventory.

Back royalties were payable in relation to a dispute over the application of the terms of a licence agreement to which the Company is a party. Rather than undergo a lengthy and costly legal dispute, both parties reached a mutually acceptable agreement. The charge of US$497,000 includes a payment of back royalties covering a period of five years plus legal fees incurred up to the point of settlement.

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

The Group recorded a total share-based payments charge of US$928,000 (2016: US$1,381,000). The decrease of US$453,000 in the total share-based payments expense is due to a larger number of share options coming to the end of their vesting period during 2017 than were granted in 2017. The total charge is shown in the following expense headings in the statement of operations: US$35,000 (2016: US$32,000) was charged against cost of sales and US$893,000 (2016: US$1,349,000) was charged against selling, general & administrative expenses.

For further details, refer to Item 18, Note 21 to the consolidated financial statements.

Amortisation

Amortisation increased from US$2,973,000 for the year ended December 31, 2016 to US$3,303,000 for the year ended December 31, 2017. The increase of US$330,000 is due to the commencement of amortisation for several internally developed products, which were launched during 2017.

Selling, general and administrative expenses - impairment charges and inventory write-off/provision

Impairment charges of US$41,755,000 for the year ended December 31, 2017 are included in selling, general and administrative expenses.  In 2016, impairment charges of US$43,379,000 and product cull costs of US$4,786,000 (total US$48,165,000) were included in selling, general and administrative expenses. The Group carries out an annual impairment review of the asset valuations. In determining whether a potential asset impairment exists, a range of internal and external factors are considered. A number of factors affected this calculation including the Company's market capitalisation at the end of 2017 that was significantly lower compared to the end of 2016. This factor as well as recent volatility in the Company's share price resulted in a higher cost of capital being attributable to the Company's expected future cash flows. As the future discounted cash flows for a number of cash generating units was below the carrying value of their net assets, the Group recognised at December 31, 2017 an impairment charge of US$41,755,000. The impairment was taken against goodwill and other intangible assets, property, plant and equipment and prepayments.

In 2016, an impairment charge of US$43,379,000 was recognised.  The impairment was taken against goodwill and other intangible assets, property, plant and equipment and prepayments. The Group also recognised an inventory provision of US$4,786,000 in relation to a number of products, which were culled. This mainly represented inventory provisioning for the Bartels and Microtrak product lines which were acquired over 15 years ago. Revenues for these products had been declining significantly over a number of years and had reached the end of their economic life, especially given the level of technical support required to keep older products of this nature on the market.  For further details, see Item 18, Notes 12, 13 and 17.

4. Loss for the year

The following table sets forth selected statement of operations data for each of the periods indicated.

	Year ended December 31,
	2017 US$‘000	2016 US$‘000	% Change
Operating loss	(37,668)	(39,848)	(5.5)%
Net financing expense	(2,207)	(2,292)	(3.7)%
Loss before tax	(39,875)	(42,140)	(5.4)%
Income tax credit	1,214	3,557	(65.9)%

Loss of the year from continuing operations	(38,661)	(38,583)	0.2%

Net Financing income

Net financing expense was US$2,207,000 for the year-end December 31, 2017 compared to US$2,292,000 in 2016.  Financial expenses decreased by US$34,000 to US$5,405,000 during 2017 mainly due to lower implicit interest on licence fees. Financial income increased by US$51,000 from US$3,147,000 for the year-end December 31, 2016 to US$3,198,000 in 2017. There was an increase of US$120,000 in the income arising from the revaluation of embedded derivatives at fair value, partially offset by a decrease in bank deposit interest due to the lower cash on deposit.

Taxation

The Group recorded a tax credit on continuing operations of US$1,214,000 for the year ended December 31, 2017 compared to a tax credit of US$3,557,000 for the year ended December 31, 2016.  The 2017 tax credit comprises US$457,000 of current tax charge offset by US$1,671,000 of deferred tax credit. For further details on the Group’s tax charge please refer to Item 18, Note 9 and Note 14 to the consolidated financial statements.

Loss for the year from continuing operations

The loss for the year amounted to US$38,661,000, compared to a loss of US$38,583,000 in 2016, representing a decrease of 0.2.%.

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

	Year ended December 31,
	2017 US$‘000	2016 US$‘000
Loss on discontinued operations	(1,609)	(62,042)

During 2016, management decided to cease the development of Cardiac point-of-care tests on the Meritas platform. These products were being developed by the Group’s subsidiary Fiomi Diagnostics.  The decision to cease this development work and to close the Fiomi operation came after the company held a meeting with the U.S. Food and Drug Administration (“FDA”) in order to obtain an update on the Meritas Troponin premarket submission.  At that meeting, the FDA unexpectedly suggested that our submission should be withdrawn. The FDA made it known that any new point-of-care Troponin product would be required to demonstrate performance equivalent to the most recently cleared laboratory-based device. As there was no certainty that this level of performance could ever be achieved by the point-of-care Meritas product, even with the benefit of further development efforts, management decided there was no option but to cease the development work on Troponin I and the analyser and its sister products, BNP and D-dimer.

The discontinued operation had no revenues since commencement as the products were still in their development phase. The loss on discontinued operations is US$1,609,000 in year ended December 31, 2017, which comprises (a) a net reduction of US$1,794,000 in the provisions required to meet our legal and commercial obligations following the closure of Fiomi’s facility (the Company has negotiated settlements with a number of counterparties that were lower than had been originally estimated) and (b) the unwinding of Fiomi’s foreign currency translation reserve of US$3,080,000. The tax charge is US$323,000.  The loss on discontinued operations in 2016 was higher by US$60,433,000 due to the write off of the operation’s property, plant and equipment, goodwill and intangible assets, inventories and the provision for closure costs. For further details, see Item 18, Note 10.

Results of Operations

Year ended December 31, 2016 compared to the year ended December 31, 2015

The following compares our results in the year ended December 31, 2016 to those of the year ended December 31, 2015 under IFRS. Our analysis is divided as follows:

6.	Overview

7.	Revenues

8.	Operating Loss

9.	Loss for the year

10.	Discontinued operations

6. Overview

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

The following table sets forth a breakdown of impairment charges, product cull costs and the loss on discontinued operation incurred in the current financial year:

	Year ended December 31, 2016
	Discontinued Operation US$000	Impairment Charges – continuing operations US$’000	Product Cull - continuing operations US$’000	Total US$‘000
Property, plant & equipment (Item 18, Note 12)	4,647	4,382	—	9,029
Goodwill and other intangible assets (Item 18, Note 13)	49,433	38,240	—	87,673
Inventory (Item 18, Note 16)	2,578	—	4,786	7,364
Prepayments ((Item 18, Note 17)	—	757	—	757
Loss for the year including closure costs – discontinued operation (Item 18, Note 10)	6,492	—	—	6,492
Write off of foreign currency translation reserve - discontinued operation (Item 18, Note 10)	3,779	—	—	3,779

Total loss on discontinued operation and impairment charges and inventory provisioning before tax	66,929	43,379	4,786	115,094

Income tax credit (Item 18, note 9)	(4,887)	(3,094)	(689)	(8,670)

Total loss on discontinued operation, impairment charges and product cull after tax	62,042	40,285	4,097	106,424

Revenues in 2016 decreased from US$100.2 million in 2015 to US$99.6 million, representing a decrease of 0.6%. This reduction was primarily attributable to Point-of-Care revenues, which decreased by 10% from US$18.8 million in 2015 to US$16.9 million in 2016. Meanwhile, Clinical Laboratory revenues and laboratory services were US$82.7 million, an increase of 2% versus 2015. The primary drivers of Clinical Laboratory growth during 2016 continued to be sales of Diabetes and Autoimmune products. This level of increase would have been higher but for the impact of foreign exchange movements. The impact of the strengthening of the US Dollar against the Brazilian Real, Canadian Dollar and Sterling, all of which represent the non-dollar currencies in which the Company invoices sales, resulted in a reduction in our US Dollar denominated revenues. In addition, in markets where we invoice in dollars but where the local currency has weakened, we have been required to reduce our pricing in order to preserve our competiveness.
Geographically, 62% of our sales were generated in the Americas, 26% in Africa/Asia and 12% in Europe.
The gross margin for continuing operations was 43.7% for 2016 compared to 46.4% in 2015. The reduction in gross margin is due to adverse sales mix (lower sales of higher margin point-of-care products) and foreign exchange factors, including the impact of exchange rates on distributor pricing. The operating loss is US$39.8 million for the year which compares to an operating profit of US$13.5 million for 2015. Excluding the non-recurring impairment charge and product cull provision, the operating profit for 2016 is US$8.3 million. The decrease of US$5.2 million in operating profit before non-recurring items in 2016 is mainly attributable to the lower gross profit and higher selling, general and administrative expenses.

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

	Year ended December 31,
	2016 US$’000	2015 US$’000	% Change
Revenues
Clinical Laboratory	74,166	73,576	0.8%
Point-of-Care	16,908	18,810	(10.1)%
Laboratory Services	8,537	7,809	9.3%

Total	99,611	100,195	(0.6)%

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

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2016 US$‘000	2015 US$‘000	% Change
Revenues
Americas	61,613	62,421	(1.3)%
Asia/Africa	25,501	22,346	14.1%
Europe	12,497	15,428	(19.0)%

Total	99,611	100,195	(0.6)%

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

8. Operating (Loss)/Profit – continuing operations

The following table sets forth the Group’s operating loss from continuing operations:

	Year ended December 31,
	2016 US$’000	2015 US$’000	% Change
Revenues	99,611	100,195	(0.6)%
Cost of sales	(56,127)	(53,683)	4.6%

Gross profit	43,484	46,512	(6.5)%
Other operating income	239	288	(17.0)%
Research & development	(5,040)	(5,069)	(0.6)%
SG&A expenses	(30,366)	(28,225)	7.6%
Selling, general and administrative expenses - impairment charges and inventory write-off/provision	(48,165)	—	100%

Operating (loss)/profit on continuing operations	(39,848)	13,506	(395.0)%

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

The following table outlines the breakdown of SG&A expenses in 2016 compared to 2015.

	Year ended December 31,
	2016 US$’000	2015 US$’000	% Change
SG&A (excl. share-based payments and amortisation)	26,044	24,031	8.4%
Share-based payments	1,349	1,541	(12.5)%
Amortisation	2,973	2,653	12.1%

Total	30,366	28,225	7.6%

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

For further details, refer to Item 18, Note 21 to the consolidated financial statements.

Amortisation

Amortisation increased from US$2,653,000 for the year ended December 31, 2015 to US$2,973,000 for the year ended December 31, 2016. The increase of US$320,000 is due to the commencement of amortisation for several internally developed products which were launched during 2016.

Selling, general and administrative expenses - impairment charges and inventory write-off/provision

Impairment charges and product cull costs of US$48,165,000 for the year ended December 31, 2016 (2015: nil) are included in selling, general and administrative expenses. The impairment charges arose when Trinity Biotech's share price reduced significantly in Quarter 4, 2016 and its market capitalization was then significantly below the book value of its net assets. This is an indicator of a potential impairment. In such circumstances, the Group decided to recognise at December 31, 2016 an impairment charge of US$43,379,000. The impairment was taken against goodwill and other intangible assets, property, plant and equipment and prepayments. The Group has also recognised an inventory provision of US$4,786,000 in relation to a number of products which have been culled. This mainly represents inventory provisioning for the Bartels and Microtrak product lines which were acquired over 15 years ago. Revenues for these products have been declining significantly over the last number of years and have now reached the end of their economic life, especially given the level of technical support required to keep older products of this nature on the market. For further details, see Item 18, Notes 12, 13 and 17.

9. Loss for the year

The following table sets forth selected statement of operations data for each of the periods indicated.

	Year ended December 31,
	2016 US$‘000	2015 US$‘000	% Change
Operating (loss)/profit	(39,848)	13,506	(395)%
Net financing (expense)/income	(2,292)	9,437	(124)%
(Loss)/Profit before tax	(42,140)	22,943	(284)%
Income tax credit/(expense)	3,557	(756)	(571)%

(Loss)/Profit of the year from continuing operations	(38,583)	22,187	(274)%

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

10. Discontinued operations

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

Cash management

As at December 31, 2017, Trinity Biotech’s consolidated cash and cash equivalents and short-term investments were US$57,607,000. This compares to cash and cash equivalents of US$77,109,000 at December 31, 2016.
Cash generated from operations for the year ended December 31, 2017 amounted to US$9,370,000 (2016: US$10,556,000), a decrease of US$1,186,000. The decrease in cash generated from operations of US$1,186,000 is attributable to a decrease in operating cash flows before changes in working capital of US$2,718,000 and a decrease in working capital outflows of US$1,532,000. The decrease in operating cash flows before changes in working capital of US$2,718,000 is primarily driven by the decrease in operating profit before impairment losses during the current financial year. The working capital outflow decrease, when compared to the prior year, is partly due to the decrease in cash outflows for inventories of US$1,161,000 and a decrease in cash outflows of US$747,000 for trade and other payables. This has been partially offset by the decrease in trade and other receivables, when compared to the prior year of US$376,000. The cash generated from operations was attributable to an operating loss of US$37,668,000 (2016: loss of US$39,848,000), as adjusted for non cash items of US$49,739,000 (2016: US$52,074,000) plus cash outflows due to changes in working capital of US$138,000 (2016: cash outflows of US$1,670,000).
Other non-cash charges decreased from US$52,074,000 for the year ended December 31, 2016 to US$49,739,000 for the year ended December 31, 2017. Once off charges in 2017 are mainly attributable to the impairment of prepayments (US$1,651,000), property, plant and equipment (US$10,437,000), and intangible assets (US$29,667,000).
The net cash outflows in 2017 due to changes in working capital of US$138,000 are due to the following:

•	A decrease in trade and other receivables of US$306,000 due to the decrease, year on year, in the debtors days number;
•	An increase in inventory of US$2,461,000 due to the strategic build up of certain inventory items during the course of the year; and
•	An increase in trade and other payables balance of US$2,017,000 due to timing of payments.

Net interest received amounted to US$723,000 (2016: US$841,000). This included interest received of US$776,000 (2016: US$901,000) on the Group’s cash deposits.

Net cash outflows from investing activities for the year ended December 31, 2017 amounted to US$16,180,000 (2016: US$21,875,000) which were principally made up as follows:

•
Payments to acquire intangible assets of US$10,229,000 (2016: US$16,548,000), which principally related to development expenditure capitalised as part of the Group’s on-going product development activities; and

•
Acquisition of property, plant and equipment of US$4,839,000 (2016: US$4,215,000) incurred as part of the Group’s investment programme for its manufacturing and distribution activities, and placement of instruments.

•	There were no acquisitions of subsidiaries in 2017 or 2016.

Net cash outflows from financing activities for the year ended December 31, 2017 amounted to US$12,643,000 (2016: outflows of US$13,355,000). This outflow is primarily due to the buyback of shares of US$7,799,000 and interest payments related to exchangeable notes of US$4,600,000. Payments of finance lease liabilities in the year were US$295,000 (2016: US$282,000). In 2017 these outflows were partially offset by the receipt of US$51,000 finance lease proceeds. In 2016 these outflows were partially offset by net receipts of US$857,000 from the issue of ordinary shares, there were no share issues during 2017. Ordinary shares issued in 2016 were as a result of share options exercised during the course of the year.

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

Contractual obligations

The following table summarises our minimum contractual obligations and commercial commitments, including interest, as of December 31, 2017:

	Payments due by Period
Contractual Obligations	Total US$’000	less than 1 year US$’000	1-3 Years US$’000	4-5 Years US$’000	more than 5 years US$’000
Exchangeable note	115,000	—	—	—	115,000
Exchangeable note interest	126,500	4,600	9,200	9,200	103,500
Operating lease obligations	22,139	2,693	4,356	3,430	11,660
Finance lease obligations	938	387	551	—	—

Total	264,577	7,680	14,107	12,630	230,160

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

During 2017, a number of individuals acted as third party consultants and contractors; working principally on the Premier projects. The total amount paid to these R&D consultants and contractors in 2017 was US$27,000 (2016: US$450,000).

Research and Products under Development

Trinity Biotech has research and development groups focusing separately on haemoglobin products, infectious diseases and autoimmune products. During 2017, these groups were located in Ireland and the USA and largely mirror the production capability at each production site. In addition to in-house activities, Trinity Biotech sub-contracts some research and development from time to time to independent researchers based in the USA and Europe.

Principal Development Projects

The following table sets forth for each of Trinity Biotech’s main development projects, the costs incurred during each period presented and the cumulative costs (before amortization and impairment) incurred as at 31 December 2017:

	2017	2016	Total project costs to December 31, 2017 ¹
Product Name	US$’000	US$’000	US$’000
Premier Instrument for Haemoglobin A1c testing	2,601	2,810	27,444
HIV screening rapid test	1,514	1,085	4,230
US Striped Lyme	1,156	1,003	3,752
Uni-gold test enhancement	1,134	1,154	3,546
G-6-PDH test	812	-	812
Tri-stat Point-of-Care instrument	764	678	7,941

¹ Cumulative costs to December 31, 2017 are shown before deduction of amortization and impairment losses.

The costs in the foregoing table mainly comprise the cost of internal resources, such as the payroll costs for the development teams and attributable overheads. The remainder mainly comprises materials, consumables, regulatory trial and third party consultants’ costs.

The following table sets forth the estimated cost to complete each of the main development projects which were underway in 2017. The total estimated completion costs are anticipated to be incurred evenly up to the completion date of the relevant project.

	Total estimated cost to complete	Estimated date for completion
Product Name	US$’000
Premier Instrument for Haemoglobin A1c testing	1,900	2018
HIV screening rapid test	4,600	2019
US Striped Lyme	900	2018
Uni-gold test enhancement	750	2018
G-6-PDH test	575	2018
Tri-stat Point-of-Care instrument	260	2018

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

HbA1c testing is rapidly growing due to the increased utility as a method for diagnosis and identification of pre-diabetics. Diabetes is the fourth leading cause of death by disease in the world. In 2015, 1.6 million people died due to diabetes. Every 6 seconds a person dies from the disease. The number of diabetic patients is expected to reach 592 million in 2035. In the U.S. alone some 24.4 million Americans (7 percent of the population) have the disease with a further 54 million Americans considered to be pre-diabetic. The total HbA1c market worldwide is estimated to be approximately US$900 million.

The company has also developed Premier Resolution which is utilised for variant testing. Premier Resolution continues to be enhanced with unique features such as lot specific gradients, an optimised internal column with pre-filter to extend column life, and a rapidly expanding on-board variant library.

Tri-stat 2.0
Tri-stat represents a new HbA1c device that offers rapid, precise analysis in a simple and highly cost effective manner. Using boronate affinity technology and a two phase optical system, three samples can be analysed simultaneously. This instrument though often characterised as point-of-care is being targeted at low volume laboratories and governmental outreach programs. The ability to perform three samples simultaneously enables the instrument to address these segments. Taking advantage of the latest technology the instrument features a colour touchscreen, multiple language capability, modern connectivity, increased storage capacity as well as replaceable diodes for state-of-the-art performance.

Point-of-Care Development Group

Trinity Biotech is in the process of developing tests for the detection of HIV and a next-generation Lyme confirmatory test at the product development unit at the Carlsbad, California facility. Trinity Biotech is currently in the process of obtaining regulatory approvals for these tests.

Trend Information

For information on trends in future operating expenses and capital resources, see “Results of Operations” and “Liquidity and Capital Resources” under Item 5.

Item  6          Directors, Senior Management and Employees

Directors

Name	Age	Title
Ronan O’Caoimh	62	Chairman and Chief Executive Officer
Jim Walsh, PhD	59	Executive Director
Kevin Tansley	47	Executive Director, Chief Financial Officer & Company Secretary
Denis R. Burger, PhD	74	Non Executive Director / Lead Director
Peter Coyne	58	Non Executive Director
Clint Severson	69	Non Executive Director
James D. Merselis	64	Non Executive Director

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

Jim Walsh, PhD, Executive Director, initially joined Trinity Biotech in October 1995 as Chief Operations Officer. Dr Walsh resigned from the role of Chief Operations Officer in 2007 to become a Non Executive Director of the Company. In October, 2010 Dr Walsh rejoined the company as Chief Scientific Officer. Dr Walsh transferred from this position in 2015 and focuses on Business Development activities. Prior to joining Trinity Biotech, Dr Walsh was Managing Director of Cambridge Diagnostics Ireland Limited (“CDIL”). He was employed with CDIL since 1987. Before joining CDIL he worked with Fleming GmbH as Research & Development Manager. Dr Walsh holds a PhD in Chemistry from University College Galway.

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

Denis R. Burger, PhD, Non-executive director, co-founded Trinity Biotech in June 1992 and acted as Chairman from June 1992 to May 1995. He is currently Vice Chairman of CytoDyn Inc., an anti-retroviral therapeutics, OTC:BB listed company and is also lead director of Aptose Biosciences, Inc, a cancer therapeutics, TSX and NASDAQ listed company. Until March 2007, Dr Burger was the Chairman and Chief Executive Officer of AVI Biopharma Inc, a NASDAQ listed biotechnology company. He was also a co-founder and, from 1981 to 1990, Chairman of Epitope Inc. In addition, Dr Burger has held a professorship in the Department of Microbiology and Immunology and Surgery (Surgical Oncology) at the Oregon Health and Sciences University in Portland. Dr Burger received his degree in Bacteriology and Immunology from the University of California in Berkeley in 1965 and his Master of Science and PhD in 1969 in Microbiology and Immunology from the University of Arizona.

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

Clint Severson, Non-executive director, joined the board of Trinity Biotech in November 2008 as a non-executive director. Mr Severson is currently Chairman and CEO of Abaxis Inc., a NASDAQ traded diagnostics company based in Union City, California. From February 1989 to May 1996, Mr Severson served as President and Chief Executive Officer of MAST Immunosystems, Inc., a privately-held medical diagnostic company and to date he has accumulated over 40 years experience in the medical diagnostics industry. Mr Severson is also on the board of Cutera.

James D. Merselis, Non-executive director, joined the board of Trinity Biotech in February 2009. He is currently a Co-Founder and Managing Director of Synchrony Bio LLC, a newly formed healthcare-focused venture investment fund based in St. Louis, MO.  He is also a non-executive director for the following companies: Biosensia Ltd, a point-of-care diagnostics company located in Dublin, Ireland; Kypha Inc., a St. Louis, Missouri based diagnostic company focused on Complement assays in the diagnosis and management of patients with inflammatory diseases; Geneoscopy, a St. Louis, Missouri based company developing next generation diagnostics that leverage the power of RNA to better prevent, detect, and treat gastrointestinal disease; and Abram Scientific Inc., a coagulation diagnostics company located in Palo Alto, California. Mr. Merselis has more than forty years experience in healthcare, including twenty-two years at Boehringer Mannheim Diagnostics (now Roche Diagnostics). Mr. Merselis has led a number of healthcare diagnostic start-ups. From 2002 to 2007, he served as President and CEO of HemoSense, Inc., a point-of-care diagnostics company providing patients and physicians with rapid test results to help manage the risk of stroke with the use of Warfarin or Coumadin. During this time he successfully took the company public (AMEX:HEM) followed two years later by its acquisition by Alere (NYSE:ALR). His leadership at other start-ups has included: Nexus Dx (now Samsung), Alverix, Inc. (now Becton Dickenson), and Micronics, Inc. (now SONY).

Compensation of Directors and Officers

The basis for the executive directors' remuneration and level of annual bonuses is determined by the Remuneration Committee of the board. In all cases, bonuses and the granting of share options are subject to stringent performance criteria. The Remuneration Committee consists of Dr Denis Burger (committee chairman and lead director), Mr Clint Severson and Mr James Merselis. Directors' remuneration shown below comprises salaries, pension contributions and other benefits and emoluments in respect of executive directors. Non-executive directors are remunerated by fees and the granting of share options. The fees payable to non-executive directors are determined by the board. Each director is reimbursed for expenses incurred in attending meetings of the board of directors.

Total directors and non-executive directors’ remuneration, excluding pension, for the year ended December 31, 2017 amounted to US$1,800,000. The pension charge for the year amounted to US$44,000. See Item 18, Note 5 to the consolidated financial statements. The split of directors’ remuneration set out by director is detailed in the table below:

Executive Director	Salary/ Benefits US$’000	Performance related bonus US$’000	Defined contribution pension US$’000	Total 2017 US$’000	Total 2016 US$’000
Ronan O’Caoimh[1]	639	135	—	774	788
Jim Walsh[2]	115	—	2	117	240
Kevin Tansley[3]	423	88	42	553	559
	1,177	223	44	1,444	1,587

Non-executive Director	Fees US$’000	Total 2017 US$’000	Total 2016 US$’000
Denis R. Burger	100	100	100
Peter Coyne	100	100	100
James Merselis	100	100	100
Clint Severson	100	100	100
	400	400	400

As at December 31, 2017 there was no accrual by the Company to provide pension, retirement or similar benefits for the directors (2016: NIL).

The total share-based compensation expense recognised in the consolidated statement of operations in 2017 in respect of options granted to both executive and non-executive directors amounted to US$727,000. See Item 18, Note 5 to the consolidated financial statements.

[1]	Represents payments to Ronan O'Caoimh for director fees and to Darnick Company in respect of CEO services.
[2]
Includes payments made to Diagnostic Polymers, a company wholly-owned by Jim Walsh and members of his immediate family. Represents payments to Jim Walsh for director fees and to Diagnostic Polymers in respect of executive services.

[3]
Kevin Tansley was appointed to the board in September 2016 as Executive Director. Remuneration also includes remuneration paid to Kevin Tansley in respect of his roles as Chief Financial Officer and Company Secretary.

A total of 5,150,000 ‘A’ share options (equivalent to 1,287,500 ADS options) were granted to the directors during 2017, the terms of which are set out below. Share options granted to directors during 2017 are detailed in the table below:

Director/Executive Officer	Number of Options Granted	Exercise Price of Options Granted	Date of Option Grant*
Ronan O’Caoimh	2,244,000 ‘A’ shares (561,000 ADS)	US$1.34 per ‘A’ share (US$5.35 per ADS)	7 September 2017
Jim Walsh	750,000 ‘A’ shares (187,500 ADS)	US$1.34 per ‘A’ share (US$5.35 per ADS)	7 September 2017
Kevin Tansley	864,000 ‘A’ shares (216,000 ADS)	US$1.34 per ‘A’ share (US$5.35 per ADS)	7 September 2017
Denis Burger	662,000 ‘A’ shares (165,500 ADS)	US$1.34 per ‘A’ share (US$5.35 per ADS)	7 September 2017
Peter Coyne	210,000 ‘A’ shares (52,500 ADS)	US$1.34 per ‘A’ share (US$5.35 per ADS)	7 September 2017
Clint Severson	210,000 ‘A’ shares (52,500 ADS)	US$1.34 per ‘A’ share (US$5.35 per ADS)	7 September 2017
James Merselis	210,000 ‘A’ shares (52,500 ADS)	US$1.34 per ‘A’ share (US$5.35 per ADS)	7 September 2017

*	All options issued are subject to a 7 year life from date of grant.

In September 2017, the directors forfeited share options as follows:

Director/Executive Officer	Number of Options Granted
Ronan O’Caoimh	1,600,000 ‘A’ shares (400,000 ADS)
Jim Walsh	660,000 ‘A’ shares (165,000 ADS)
Kevin Tansley	1,000,000 ‘A’ shares (250,000 ADS)
Denis Burger	120,000 ‘A’ shares (30,000 ADS)
Peter Coyne	120,000 ‘A’ shares (30,000 ADS)
Clint Severson	100,000 ‘A’ shares (25,000 ADS)
James Merselis	120,000 ‘A’ shares (30,000 ADS)

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

The Board of Directors has established Audit, Remuneration and Compensation Committees. The Remuneration and Compensation Committee consists of Dr Denis Burger (committee chairman and lead director), Mr Clint Severson and Mr James Merselis. This Committee is responsible for approving executive directors' remuneration including bonuses and share option grants. The Audit Committee reviews the Group's annual and interim financial statements and reviews reports on the effectiveness of the Group's internal controls. It also appoints the external auditors, reviews the scope and results of the external audit and monitors the relationship with the auditors. The Audit Committee comprises two of the four non-executive directors of the Group, Mr Peter Coyne (Committee Chairman) and Mr James Merselis. The Compensation Committee currently comprises Mr Ronan O'Caoimh (Committee Chairman) and Dr Jim Walsh. The Board of Directors administers the Employee Share Option Plan. The Board determines the exercise price and the term of the options. Individual option grants of less than 30,000 'A' ordinary shares (7,500 ADRs) are approved by the Compensation Committee. Options granted to the members of the Compensation Committee are approved by the Remuneration Committee and share options granted to non-executive directors are decided by the other members of the board.

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

Employees

During 2017, Trinity Biotech had an average of 556 employees (2016: 582) consisting of 60 research scientists and technicians, 334 manufacturing and quality assurance employees, and 162 finance, administration, sales and marketing staff (2016: 73 research scientists and technicians, 348 manufacturing and quality assurance employees, and 161 finance, administration, sales and marketing staff). Trinity Biotech’s future hiring levels will depend on the growth of revenues.

The geographic spread of the Group’s average employees is as follows: 356 in our U.S. operations, 172 in Bray, Ireland, 4 in Uppsala, Sweden, 2 in the UK and 22 in Sao Paulo, Brazil.

Stock Option Plans

The Board of Directors have adopted the Employee Share Option Plans (the “Plans”); with the most recently adopted Share Option Plan being the 2017 Plan. The purpose of these Plans is to provide Trinity Biotech’s employees, consultants, officers and directors with additional incentives to improve Trinity Biotech’s ability to attract, retain and motivate individuals upon whom Trinity Biotech’s sustained growth and financial success depends. These Plans are administered by the Board of Directors. Options under the Plans may be awarded only to employees, officers, directors and consultants of Trinity Biotech.

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

As of February 28, 2018, 8,770,000 (2,192,500 ADS equivalent) of the options outstanding were held by the directors and Company Secretary of Trinity Biotech as follows:

Director/Company Secretary	Number of Options ‘A’ Shares	Number of Options ADS Equivalent	Exercise Price (Per ‘A’ Share)	Exercise Price (Per ADS)	Expiration Date of Options
Ronan O’Caoimh	800,000	200,000	US$2.52	US$10.09	7 March 2019
	800,000	200,000	US$2.43	US$9.73	24 February 2023
	2,244,000	561,000	US$1.34	US$5.35	7 September 2024
Denis Burger	60,000	15,000	US$2.43	US$9.73	24 February 2023
	662,000	165,500	US$1.34	US$5.35	7 September 2024
Jim Walsh	500,000	125,000	US$2.52	US$10.09	7 March 2019
	160,000	40,000	US$2.43	US$9.73	24 February 2023
	750,000	187,500	US$1.34	US$5.35	7 September 2024
Peter Coyne	60,000	15,000	US$2.52	US$10.09	7 March 2019
	60,000	15,000	US$2.43	US$9.73	24 February 2023
	210,000	52,500	US$1.34	US$5.35	7 September 2024
Clint Severson	20,000	5,000	US$2.52	US$10.09	7 March 2019
	60,000	15,000	US$2.43	US$9.73	24 February 2023
	210,000	52,500	US$1.34	US$5.35	7 September 2024
James Merselis	40,000	10,000	US$2.52	US$10.09	7 March 2019
	60,000	15,000	US$2.43	US$9.73	24 February 2023
	210,000	52,500	US$1.34	US$5.35	7 September 2024
Kevin Tansley	500,000	125,000	US$2.52	US$10.09	7 March 2019
	500,000	125,000	US$2.43	US$9.73	24 February 2023
	864,000	216,000	US$1.34	US$5.35	7 September 2024

As of February 28, 2018 the following total options were outstanding:

	Number of ‘A’ Ordinary Shares Subject to Option	Range of Exercise Price per Ordinary Share	Range of Exercise Price per ADS
Total options outstanding	10,977,376	US$1.24-US$4.36	US$4.95-US$17.44

As of February 28, 2018 there were no warrants to purchase ‘A’ Ordinary Shares in the Company outstanding.

Item 7           Major Shareholders and Related Party Transactions

As of February 28, 2018 Trinity Biotech has outstanding 96,162,410 ‘A’ Ordinary shares. Such totals exclude 10,937,374 shares issuable upon the exercise of outstanding options and warrants.

The following table sets forth, as of February 28, 2018, the Trinity Biotech ‘A’ Ordinary Shares beneficially held by (i) each person believed by Trinity Biotech to beneficially hold 5% or more of such shares, (ii) each director and the Company Secretary of Trinity Biotech, and (iii) all directors and the Company Secretary as a group.

Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated. The Group is not controlled by another corporation or government.

	Number of ‘A’ Ordinary Shares Beneficially Owned		Number of ADSs Beneficially Owned	Percentage ‘A’ Ordinary Shares (8)	Percentage Total Voting Power
Paradice Investment Management LLC	6,557,184		1,639,296	6.1%	6.1%
Janus Capital Management LLC	5,657,164		1,414,291	5.3%	5.3%
Heartland Advisors, Inc.	5,384,600		1,346,150	5.0%	5.0%
Ronan O’Caoimh	7,481,501	(1)	1,870,375	7.0%	7.0%
Jim Walsh	2,803,610	(2)	700,903	2.6%	2.6%
Denis Burger	754,000	(3)	188,500	0.7%	0.7%
Peter Coyne	360,000	(4)	90,000	0.3%	0.3%
Clint Severson	578,000	(5)	144,500	0.5%	0.5%
James Merselis	498,600	(6)	124,650	0.5%	0.5%
Kevin Tansley	2,014,000	(7)	503,500	1.9%	1.9%
Directors & Co. Secretary as a group (7 persons)	14,489,711	(1)(2)(3)(4)(5)(6)(7)	3,622,428	13.5%	13.5%

(1)	Includes 3,844,000 ‘A’ Ordinary shares issuable upon exercise of options.
(2)
Includes 1,410,000 ‘A’ Ordinary shares issuable upon exercise of options. Note that 1,200,000 ‘A’ Ordinary shares (300,000 ADSs) of Dr Walsh’s shares are held in trust for the benefit of Dr Walsh’s immediate family.

(3)	Includes 722,000 ‘A’ Ordinary shares issuable upon exercise of options.
(4)	Includes 330,000 ‘A’ Ordinary shares issuable upon exercise of options.
(5)	Includes 290,000 ‘A’ Ordinary shares issuable upon exercise of options.
(6)	Includes 310,000 ‘A’ Ordinary shares issuable upon exercise of options.
(7)	Includes 1,864,000 ‘A’ Ordinary shares issuable upon exercise of options.
(8)	Percentage ‘A’ Ordinary shares is based upon total outstanding ‘A’ Ordinary shares and total number of shares issuable upon exercise of options.

Related Party Transactions

The Group has entered into various arrangements with JRJ Investments ("JRJ"), a partnership owned by Mr O'Caoimh and Dr Walsh, directors of Trinity Biotech, and directly with Mr O'Caoimh and Dr Walsh, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland.
In November 2002, the Group entered into an agreement for a 25-year lease with JRJ for offices that adjacent to its then premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$432,000) is payable from January 1, 2004. Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.
In December 2007, the Group entered into an agreement with Mr. O’Caoimh and Dr Walsh pursuant to which the Group took a 25-year lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a total annual rent of €787,000 (US$892,000). At the time, independent valuers advised the Group that the rent in respect of each of the leases represents a fair market rent. Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.
Trinity Biotech and its directors (excepting Mr O'Caoimh and Dr Walsh who express no opinion on this point) believe at the time that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises.
Darnick Company is wholly-owned by members of Mr. O'Caoimh's immediate family. On March 30, 2011, the service agreement with Ronan O'Caoimh as Chief Executive Officer was terminated and replaced by a management agreement with Darnick Company. Pursuant to the agreement, Darnick Company will provide Trinity Biotech with the services of Mr O'Caoimh as Chief Executive Officer. In 2017, the Group paid US$711,000 to Darnick Company in respect of compensation for provision of CEO services. There is no balance payable to or receivable from Darnick Company as at December 31, 2017.
Diagnostic Polymers is a company wholly-owned by Jim Walsh and members of his immediate family. In 2017, the Group paid US$14,000 to Diagnostic Polymers in respect of compensation for provision of executive services. There is no balance payable to or receivable from Diagnostic Polymers as at December 31, 2017.
Rayville Limited, an Irish registered company, which is wholly owned by the three executive directors and certain other executives of the Group, owns all of the 'B' non-voting Ordinary Shares in Trinity Research Limited, one of the Group's subsidiaries. The 'B' shares do not entitle the holders thereof to receive any assets of the company on a winding up. All of the 'A' voting ordinary shares in Trinity Research Limited are held by the Group. Trinity Research Limited may, from time to time, declare dividends to Rayville Limited and Rayville Limited may declare dividends to its shareholders out of those amounts. Any such dividends paid by Trinity Research Limited are ordinarily treated as a compensation expense by the Group in the consolidated financial statements prepared in accordance with IFRS, notwithstanding their legal form of dividends to minority interests, as this best represents the substance of the transactions.
The last dividend paid by Trinity Research Limited to Rayville Limited was in June 2009 for US$2,830,000.  At the time, this amount was immediately lent back by Rayville Limited to Trinity Research Limited. Since then US$1,788,000 of these loans have been repaid and recognised as a compensation expense by the Group. As of December 31, 2016 and December 31, 2017, the remaining amount of the loan was US$1,042,000. As this remaining amount of the original dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2016 and 2017 consolidated financial statements.
The amount of payments to Rayville included in compensation expense was US$Nil for 2017, 2016, 2015 and 2014. There were no dividends payable to Rayville Limited as at December 31, 2017, 2016, 2015 or 2014.

Item 8          Financial Information

Legal Proceedings

In 2017, a dispute arose over the application of the terms of a licence agreement to which the Company is a party. Rather than undergo a lengthy and costly legal dispute, both parties reached a mutually acceptable agreement. The parties intend to sign an agreement in 2018 that extends the term of the licence and settles the dispute in relation to past royalties. The consolidated statement of operations for the year ended December 31, 2017 includes a charge of US$497,000 relating to the settlement, comprising back royalties covering a period of five years plus legal fees incurred up to the point of settlement.

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

There are also a small number of legal cases being brought against the Group by certain of its former employees. There is a provision for cases where payment is considered by management to be probable. The ultimate resolution of the aforementioned proceedings is not expected to have a material adverse effect on the Group’s financial position, results of operations or cash flows.

In 2010, Laboratoires Nephrotek, formerly a distributor for Trinity Biotech, took a legal action in France against the Group, claiming damages of US$0.8 million. They claimed that certain instruments supplied by Trinity Biotech did not operate properly in the field. In 2013, Trinity Biotech successfully defended this claim in the French courts. In 2017, the French courts heard Nephrotek’s appeal and again found in favour of Trinity Biotech. This case is now closed.

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

The Group’s ‘A’ Ordinary Shares were also listed and traded on the Irish Stock Exchange until November 2007, whereby the Company de-listed from the Irish Stock Exchange. The Group’s depository bank for ADSs is The Bank of New York Mellon. On February 28, 2018, the reported closing sale price of the ADSs was US$5.46 per ADS. The following tables set forth the range of quoted high and low sale prices of Trinity Biotech’s ADSs for (a) the years ended December 31, 2013, 2014, 2015, 2016 and 2017; (b) the quarters ended March 31, June 30, September 30 and December 31, 2016; March 31, June 30, September 30 and December 31, 2017; and (c) the months of March, April, May, June, July, August, September, October, November and December 2017 and January and February 2018 as reported on NASDAQ. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

ADSs

Year Ended December 31	High	Low
2013	US$25.63	US$14.30
2014	US$28.06	US$14.00
2015	US$20.24	US$10.74
2016	US$13.68	US$5.76
2017	US$7.04	US$4.50
ADSs

2016	High	Low
Quarter ended March 31	US$12.02	US$9.20
Quarter ended June 30	US$12.17	US$10.37
Quarter ended September 30	US$13.68	US$10.51
Quarter ended December 31	US$13.15	US$5.76

ADSs

2017	High	Low
Quarter ended March 31	US$7.04	US$5.31
Quarter ended June 30	US$6.15	US$5.25
Quarter ended September 30	US$6.13	US$5.16
Quarter ended December 31	US$5.77	US$4.50

ADSs

Month Ended	High	Low
March 31, 2017	US$6.19	US$5.31
April 30, 2017	US$6.15	US$5.48
May 31, 2017	US$5.64	US$5.25
June 30, 2017	US$6.07	US$5.68
July 31, 2017	US$6.13	US$5.56
August 31, 2017	US$5.99	US$5.16
September 30, 2017	US$5.67	US$5.33
October 31, 2017	US$5.52	US$4.50
November 30, 2017	US$5.28	US$4.82
December 31, 2017	US$5.77	US$4.74
January 31, 2018	US$5.63	US$5.08
February 28, 2018	US$5.74	US$5.37

The number of record holders of Trinity Biotech’s ADSs as at February 28, 2018 amounts to 511, inclusive of those brokerage firms and/or clearing houses holding Trinity Biotech’s securities for their clients (with each such brokerage house and/or clearing house being considered as one holder).

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

Irish stamp duty, which is a tax imposed on certain documents, is payable on all transfers of ordinary shares of an Irish registered company (other than transfers made between spouses, transfers made between 90% associated companies, or certain other exempt transfers) regardless of where the document of transfer is executed. Irish stamp duty is also payable on electronic transfers of ordinary shares. A transfer of ordinary shares made as part of a sale or gift will generally be stampable at the ad valorem rate of 1% of the value of the consideration received for the transfer, or, if higher, the market value of the shares transferred. With effect from 6 December 2017, stamp duty at a rate of 6% will apply in certain circumstances to the sale of transfer of shares which derive their value, or the greater part of their value, from non-residential property in Ireland.  Any instrument executed on or after 24 December 2008 which transfers stock or marketable securities on sale where the amount or value of the consideration is €1,000 or less may be exempt from stamp duty. Where the consideration for a sale is expressed in a currency other than Euro, the duty will be charged on the Euro equivalent calculated at the rate of exchange prevailing at the date of the transfer.

Transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to a nominee) will generally be exempt from stamp duty.

Transfers of ADSs are exempt from Irish stamp duty as long as the ADSs are quoted on any recognised stock exchange in the U.S. or Canada.

Transfers of ordinary shares from the Depositary or the Depositary’s custodian upon surrender of ADSs for the purposes of withdrawing the underlying ordinary shares from the ADS system, and transfers of ordinary shares to the Depositary or the Depositary’s custodian for the purposes of transferring ordinary shares onto the ADS system, will be stampable at the ad valorem rate of 1% of the value of the shares transferred if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of ordinary shares. Such transfers will be exempt from Irish stamp duty if the transfer does not relate to or involve any change in the beneficial ownership in the underlying ordinary shares and the transfer form contains the appropriate certification. The person accountable for the payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for consideration less than the market value, both parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer (with a possible 14 day extension for online filings and payments). Late or inadequate payment of stamp duty may result in liability for interest, penalties, surcharge and fines.

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

Trinity Biotech estimates that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Group is exposed, without making any allowance for the potential impact of such a rise on exchange rates, would be a decrease in the loss before tax for 2017 by approximately 1.2%.

Exchange rate sensitivity

At year-end 2017, approximately 21.8% of the Group’s US$65,196,000 net worth (shareholders’ equity) was denominated in currencies other than the US Dollar, principally the Euro, Canadian Dollar, Swedish Kroner and Great British Pound.

A strengthening or weakening of the US Dollar by 10% against all the other currencies in which the Group operates, would have the approximate effect of reducing or increasing the Group’s 2017 year-end net worth by US$1,423,000.

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
At December 31, 2017 Group borrowings were at fixed rates of interest and consisted of US Dollar denominated exchangeable notes and Euro and US Dollar denominated finance leases. At December 31, 2017 year-end borrowings totalled US$93,841,000 (2016: US$93,237,000) (2015:US$92,827,000) at interest rates of 4.00% to 5.51% (2016: 4.00% to 4.59%) (2015: 4.00% to 4.59%). The nominal amount of the Loan Note borrowings is US$115,000,000. The first date on which holders of the Loan Note can exercise their put option is April 1, 2022. If the put option is exercised, the issuer has to repurchase the notes at par. At December 31, 2014 and 2013 the Group had no borrowings. See Item 18, Note 28.
In broad terms, a one-percentage point increase in interest rates would increase interest income by US$480,000 (2016: US$770,000) and would not affect the interest expense in 2017 or 2016; resulting in an increase in interest income of US$480,000 (2016: US770,000).

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro, Swedish Kroner and Brazilian Real denominated expenses as a result of the movement in the exchange rate between the US Dollar and those currencies. Arising from this, where considered necessary, the Group periodically pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered Euro, Kroner and Real expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro, Kroner or Real forecasted transactions. These forward contracts normally have maturities of less than one year after the balance sheet date. There were no forward contracts in place as at 31 December, 2017.

The Group had foreign currency denominated cash balances equivalent to US$3,250,000 at December 31, 2017 (2016: US$2,003,000).

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

Evaluation of Disclosure Controls and Procedures

The Group’s disclosure and control procedures are designed so that information required to be disclosed in reports filed or submitted under the Securities Exchange Act 1934 is prepared and reported on a timely basis and communicated to management, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934 as of the end of the period covered by this Form 20-F. The Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were effective as of December 31, 2017.

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

Management has assessed the effectiveness of internal control over financial reporting based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2017.

Our auditor, Grant Thornton, an independent registered public accounting firm, has issued an attestation report on the Group’s internal control over financial reporting as of December 31, 2017 (see Item 18).

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

	Year ended December 31, 2017		Year ended December 31, 2016
	US$’000%		US$’000%
Audit	507	87%	469	81%
Audit-related	-	-%	37	6%
Tax	73	13%	77	13%

Total	580		583

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

16 E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 3, 2011 the Company announced its intention to commence a Share Buyback Program for the first time in the Company's history. Under the authority given by the passing of Resolution 6 at the 2017 AGM, the maximum number of shares that may yet be purchased by Trinity Biotech or on the Group's behalf at December 31, 2017 was 19,101,098 (4,775,275 ADSs) (2016: 6,460,199 (1,615,050 ADSs)).

2017 Share Buyback

During 2017, 5,374,692 shares ‘A’ Ordinary Shares (1,343,673 ADSs) were purchased by Trinity Biotech or on the Group’s behalf (2016: 4,437,740).

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

Item 18        Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Trinity Biotech plc

Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of Trinity Biotech plc and subsidiaries (the "Company") as of December 31, 2017, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2017 and our report dated April 20, 2018 expressed an unqualified opinion on those financial statements.
Basis for opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

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

/s/ GRANT THORNTON

Dublin, Ireland
April 20, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Trinity Biotech plc

Opinion on the financial statements
We have audited the accompanying consolidated statement of financial position of Trinity Biotech plc and subsidiaries (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated April 20, 2018 expressed an unqualified opinion.
Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON

We have served as the Company's auditor since 2008.
Dublin, Ireland
April 20, 2018

CONSOLIDATED STATEMENT OF OPERATIONS

		Year ended December 31
	Notes	2017 Total US$‘000	2016 Total US$‘000	2015 Total US$‘000
Revenues	2	99,140	99,611	100,195
Cost of sales		(57,250)	(56,127)	(53,683)

Gross profit		41,890	43,484	46,512
Other operating income	4	100	239	288
Research and development expenses		(5,657)	(5,040)	(5,069)
Selling, general and administrative expenses		(32,246)	(30,366)	(28,225)
Impairment charges and inventory provisioning	6	(41,755)	(48,165)	—

Operating (loss)/profit		(37,668)	(39,848)	13,506
Financial income	2,3	3,198	3,147	13,491
Financial expenses	2, 3	(5,405)	(5,439)	(4,054)

Net financing (expense)/income		(2,207)	(2,292)	9,437

(Loss)/Profit before tax	5	(39,875)	(42,140)	22,943
Total income tax credit/(expense)	2, 9	1,214	3,557	(756)

(Loss)/Profit for the year	2	(38,661)	(38,583)	22,187

Loss for the year on discontinued operations	10	(1,609)	(62,042)	(391)

(Loss)/Profit for the year (all attributable to equity holders)	2	(40,270)	(100,625)	21,796

Basic (loss)/earnings per ADS (US Dollars) – continuing operations	11	(1.79)	(1.68)	0.96
Diluted (loss)/earnings per ADS (US Dollars) – continuing operations	11	(1.79)	(1.68)	0.48

Basic (loss)/earnings per ‘A’ ordinary share (US Dollars) –continuing operations	11	(0.45)	(0.42)	0.24
Diluted earnings per ‘A’ ordinary share (US Dollars) – continuing operations	11	(0.45)	(0.42)	0.12

Basic (loss)/earnings per ADS (US Dollars) – group	11	(1.86)	(4.38)	0.94
Diluted (loss)/earnings per ADS (US Dollars) – group	11	(1.86)	(4.38)	0.46

Basic (loss)/earnings per ‘A’ ordinary share (US Dollars) – group	11	(0.47)	(1.10)	0.24
Diluted (loss)/earnings per ‘A’ ordinary share (US Dollars) –group	11	(0.47)	(1.10)	0.12

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31
	Notes	2017 US$‘000	2016 US$‘000	2015 US$‘000
(Loss)/Profit for the year	2	(40,270)	(100,625)	21,796
Other comprehensive income
Items that will be reclassified subsequently to profit or loss
Foreign exchange translation differences		3,086	3,122	(4,872)

Other comprehensive income		3,086	3,122	(4,872)

Total Comprehensive (Loss)/Income (all attributable to owners of the parent)		(37,184)	(97,503)	16,924

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31
	Notes	2017 US$‘000	2016 US$‘000
ASSETS
Non-current assets
Property, plant and equipment	12	5,800	13,403
Goodwill and intangible assets	13	64,754	87,275
Deferred tax assets	14	8,698	14,556
Derivative financial instruments	24	360	—
Other assets	15	771	870

Total non-current assets		80,383	116,104

Current assets
Inventories	16	32,805	32,589
Trade and other receivables	17	20,740	22,585
Income tax receivable		1,439	1,205
Cash and cash equivalents	18	23,564	77,109
Short-term investments	19	34,043	—

Total current assets		112,591	133,488

TOTAL ASSETS	2	192,974	249,592

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	20	1,213	1,213
Share premium	20	16,187	16,187
Treasury shares	20	(24,783)	(17,327)
Accumulated surplus	20	75,802	110,434
Translation reserve	20	(3,246)	(6,332)
Other reserves	20	23	4,552

Total equity		65,196	108,727

Current liabilities
Income tax payable		310	175
Trade and other payables	22	20,515	24,757
Provisions	23	50	75
Finance lease liabilities	25	354	273

Total current liabilities		21,229	25,280

Non-current liabilities
Borrowings	24	92,955	92,232
Derivative financial instruments	24	2,230	4,260
Finance lease liabilities	25	532	732
Deferred tax liabilities	14	10,832	18,361

Total non-current liabilities		106,549	115,585

TOTAL LIABILITIES	2	127,778	140,865

TOTAL EQUITY AND LIABILITIES		192,974	249,592

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

					Other reserves
	Share capital ‘A’ ordinary shares US$’000	Share premium US$’000	Treasury Shares US$’000	Translation reserve US$’000	Warrant reserve US$’000	Hedging reserves US$’000	Accumulated surplus US$’000	Total US$’000
Balance at January 1, 2015	1,192	12,422	(7,367)	(4,582)	4,529	23	190,755	196,972
Profit for the period	—	—	—	—	—	—	21,796	21,796
Other comprehensive income	—	—	—	(4,872)	—	—	—	(4,872)

Total comprehensive income	—	—	—	(4,872)	—	—	21,796	16,924
Share-based payments (Note 21)	—	—	—	—	—	—	1,974	1,974
Options or warrants exercised	17	3,110	—	—	—	—	—	3,127
Share issue expenses	—	(6)	—	—	—	—	—	(6)
Dividends	—	—	—	—	—	—	(5,099)	(5,099)

Balance at December 31, 2015	1,209	15,526	(7,367)	(9,454)	4,529	23	209,426	213,892

Balance at January 1, 2016	1,209	15,526	(7,367)	(9,454)	4,529	23	209,426	213,892
Loss for the period	—	—	—	—	—	—	(100,625)	(100,625)
Other comprehensive income	—	—	—	3,122	—	—	—	3,122

Total comprehensive income	—	—	—	3,122	—	—	(100,625)	(97,503)
Share-based payments (Note 21)	—	—	—	—	—	—	1,633	1,633
Options or warrants exercised	4	669	—	—	—	—	—	673
Shares purchased	—	—	(9,960)	—	—	—	—	(9,960)
Share issue expenses	—	(8)	—	—	—	—	—	(8)

Balance at December 31, 2016	1,213	16,187	(17,327)	(6,332)	4,529	23	110,434	108,727

Balance at January 1, 2017	1,213	16,187	(17,327)	(6,332)	4,529	23	110,434	108,727
Loss for the period	—	—	—	—	—	—	(40,270)	(40,270)
Other comprehensive income	—	—	—	3,086	—	—	—	3,086

Total comprehensive income/(loss)	—	—	—	3,086	—	—	(40,270)	(37,184)
Transfer of warrant reserve (Note 21)					(4,529)		4,529	—
Share-based payments (Note 21)	—	—	—	—	—	—	1,109	1,109
Shares purchased	—	—	(7,456)	—	—	—	—	(7,456)

Balance at December 31, 2017	1,213	16,187	(24,783)	(3,246)	—	23	75,802	65,196

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	Notes	2017 US$‘000	2016 US$‘000	2015 US$‘000
Cash flows from operating activities
(Loss) / profit for the year		(40,270)	(100,625)	21,796
Adjustments to reconcile net profit to cash provided by operating activities:
Depreciation	5	1,896	3,159	2,989
Amortisation	5,13	3,303	2,973	2,653
Income tax (credit)/expense		(374)	(8,630)	1,080
Financial income	3	(3,198)	(3,147)	(13,491)
Financial expense	3	5,405	5,444	4,063
Share-based payments	21	928	1,414	1,550
Foreign exchange (gains)/losses on operating cash flows		307	(226)	(2,115)
Loss on disposal or retirement of property, plant and equipment	5	3	15	15
Movement in inventory provision	16	2,275	(533)	852
Impairment of inventory		—	7,405	—
Impairment of prepayments	6, 17	1,651	757	—
Impairment of property, plant and equipment	6, 12	10,437	9,029	—
Impairment of intangible assets	6, 13	29,667	87,673	—
Provision for closure costs	10	(1,794)	3,431	—
Other non-cash items		(728)	4,087	563

Operating cash flows before changes in working capital		9,508	12,226	19,955
Decrease / (increase) in trade and other receivables		306	682	(772)
Increase in inventories		(2,461)	(3,622)	(2,336)
Increase / (decrease) in trade and other payables		2,017	1,270	(3,329)

Cash generated from operations		9,370	10,556	13,518
Interest paid		(53)	(60)	(34)
Interest received		776	901	135
Income taxes paid		(843)	(1,169)	(463)

Net cash generated by operating activities		9,250	10,228	13,156

Cash flows from investing activities
Payments to acquire intangible assets		(10,229)	(16,548)	(19,492)
Acquisition of property, plant and equipment		(4,839)	(4,215)	(7,094)
Licence fees	22	(1,112)	(1,112)	(1,112)

Net cash used in investing activities		(16,180)	(21,875)	(27,698)

Cash flows from financing activities
Proceeds from issue of ordinary share capital		—	857	2,943
Share buyback		(7,799)	(9,322)	—
Expenses paid in connection with share issue and debt financing		—	(8)	(6)
Dividends paid to equity holders of the parent		—	—	(5,099)
Proceeds from issuance of exchangeable notes	24	—	—	115,000
Fees relating to issuance of exchangeable notes		—	—	(4,471)
Interest payment on exchangeable notes	29	(4,600)	(4,600)	(2,198)
Proceeds from new finance leases		51	—	1,489
Payment of finance lease liabilities		(295)	(282)	(138)

Net cash generated by / (used in) financing activities		(12,643)	(13,355)	107,520

Increase / (Decrease) in cash and cash equivalents and short term investments		(19,573)	(25,002)	92,978
Effects of exchange rate movements on cash held		71	158	(127)
Cash and cash equivalents and short-term investments at beginning of year		77,109	101,953	9,102

Cash and cash equivalents and short term investments at end of year	18,19	57,607	77,109	101,953

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc (“the Company”) and its subsidiaries (“the Group”) are set out below.

i)	General information

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
DECEMBER 31, 2017

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
DECEMBER 31, 2017

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
DECEMBER 31, 2017

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The results of the feasibility study are reviewed by a design review committee comprising senior managers. The feasibility study occurs in the initial research phase of a project and costs in this phase are not capitalised.

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

The Group uses a useful economic life of 15 years for capitalised development costs. This is a conservative estimate of the likely life of the products. The Group is confident that products have a minimum of 15 years life given the inertia that characterizes the medical diagnostics industry and the barriers to enter into the industry. The following factors have been considered in estimating the useful life of developed products:

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
DECEMBER 31, 2017

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

viii)	Impairment

The carrying amount of the Group’s assets, other than inventories, accounts receivable, cash and cash equivalents, short-term investments and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount (being the greater of fair value less costs to sell and value in use) is assessed at each balance sheet date.

Fair value less costs to sell is defined as the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties, less the costs that would be incurred on disposal. Value in use is defined as the present value of the future cash flows expected to be derived through the continued use of an asset or cash-generating unit. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not yet been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities. For an asset that does not generate largely independent cash flows, the recoverable amount is determined by reference to the cash generating unit to which the asset belongs.

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash generating unit level. The goodwill and indefinite-lived assets were reviewed for impairment at December 31, 2016 and December 31, 2017. See Note 13.

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
DECEMBER 31, 2017

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

xiii)	Short-term investments

Short-term investments comprise short-term deposits which have maturities greater than six months. Where restrictions are imposed by third parties, such as lending institutions, on short-term deposits held by the Group these are treated as financial assets in the financial statements.

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
DECEMBER 31, 2017

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

Other operating income

Other income comprises income recognised under Transitional Services Agreements (TSA) with Diagnostica Stago. As part of the divestiture of the Coagulation product line in April 2010, the Group entered into a TSA. The services provided by the Group to Stago under the TSA comprise canteen services. This income has not been treated as revenue since the TSA activities are incidental to the main revenue-generating activities of the Group.

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
DECEMBER 31, 2017

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

Where Euro, Brazilian Real, Canadian Dollar or Swedish Kroner amounts have been referenced in this document, their corresponding US Dollar equivalent has also been included and these equivalents have been calculated with reference to the foreign exchange rates prevailing at December 31, 2017.

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
DECEMBER 31, 2017

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xxvi)	Treasury shares

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

xxvii)	Equity

Share capital represents the nominal (par) value of shares that have been issued. Share premium includes any premiums received on issue of share capital. Any transaction costs associated with the issuing of shares are deducted from share premium, net of any related income tax benefits.

xxviii)	Profit or loss from discontinued operations

A discontinued operation is a component of the Group that either has been disposed of, or is classified as held for sale. Profit or loss from discontinued operations comprises the post-tax profit or loss of discontinued operations and the post-tax gain or loss resulting from the measurement and disposal of assets classified as held for sale.

xxiv)	Fair values

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

1.           BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xxix)	New IFRS Standards and Interpretations not applied

The IASB and IFRIC have issued additional standards and interpretations which are effective for periods starting after January 1, 2017, all of which have not yet been adopted by the EU. The following standards and interpretations have yet to be adopted by the Group:

International Financial Reporting Standards (IFRS/IAS)		Effective date
IFRS 9	Financial Instruments	January 1, 2018 (adopted by the EU with effectivity date of January 1, 2018)
IFRS 15	Revenue from Contracts with Customers	January 1, 2018 (adopted by the EU with effectivity date of January 1, 2018)
IFRS 16	Leases	January 1, 2019 (not yet adopted by the EU)
IFRS 2	Share-based Payments – Classification and Measurement of Share-based Payment Transactions	January 1, 2018 (not yet adopted by the EU)
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018 (not yet adopted by the EU)

IFRS 9 'Financial Instruments' will replace IAS 39 'Financial Instruments: Recognition and Measurement' and includes requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting. The new requirements become effective as of January 1, 2018.  Trinity Biotech will adopt the new standard on the required effective date and will not restate comparative information.
During 2017, we performed a detailed impact assessment of IFRS 9. The new standard introduces changes for financial liabilities where movements in own credit for financial liabilities designated at fair value through statement of operations will be presented in other comprehensive income. This will impact on the recording of fair value movements in embedded derivatives. The new standard also introduces expanded disclosure requirements, that are expected to change the nature and extent of the Company's disclosures about its financial instruments particularly in the year of the adoption of the new standard.

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programs. IFRS 15 is effective for annual periods beginning on or after January 1, 2018.

The updated standard is effective for Trinity Biotech in the first quarter of the year ended December 31, 2018. We have elected to adopt the updated standard by applying the modified retrospective application method. We have evaluated the effect that the updated standard may have on our consolidated financial statements and related disclosures. While we are continuing to assess all potential impacts of the new standard, the adoption of the IFRS 15 is not expected to have a significant impact on the financial statements. Our preparatory work is also focused on the increased disclosure obligations including in respect of expanded disclosure in respect of disaggregated revenue disclosures from contracts with customers, separate disclosure of contract assets and liabilities, disclosure of retrospective revenue and disclosure of the remaining performance obligations by product/service (or backlog). Due to the complexity of certain of our contracts, the actual revenue recognition treatment required under the new standard for these arrangements may be dependent on contract-specific terms and vary in some instances.

The Group has adopted the following standards and amendments during the year:

•	IAS 7 Statement of Cash Flows (Amendment) – Disclosure Initiative
•	IAS 12 Income Taxes (Amendment) – Recognition of Deferred Tax Assets for Unrealised Losses

The application of the above standards did not result in material changes in the Group’s consolidated accounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

2.	SEGMENT INFORMATION

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

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.

i)	The distribution of revenue by geographical area based on location of assets was as follows:

		Rest of World
Revenue	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2017	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	66,092	33,048	—	—	99,140
Inter-segment revenue	42,147	3,587	—	(45,734)	—

Total revenue	108,239	36,635	—	(45,734)	99,140

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2016	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	63,889	35,718	4	—	99,611
Inter-segment revenue	39,322	5,349	348	(45,019)	—

Total revenue	103,211	41,067	352	(45,019)	99,611

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2015	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	60,431	38,521	1,243	—	100,195
Inter-segment revenue	38,996	6,750	10,484	(56,230)	—

Total revenue	99,427	45,271	11,727	(56,230)	100,195

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

2.	SEGMENT INFORMATION (CONTINUED)

ii)	The distribution of revenue by customers’ geographical area was as follows:

Revenue	December 31, 2017 US$‘000	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Americas	59,539	61,613	62,421
Asia / Africa	27,131	25,501	22,346
Europe (including Ireland) *	12,470	12,497	15,428

	99,140	99,611	100,195

*	Revenue from customers in Ireland is not disclosed separately due to the immateriality of these revenues.

iii)	The distribution of revenue by major product group was as follows:

Revenue	December 31, 2017 US$‘000	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Clinical laboratory	73,366	74,166	73,576
Point-of-Care	16,774	16,908	18,810
Laboratory services	9,000	8,537	7,809

	99,140	99,611	100,195

iv)	The distribution of segment results by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2017	US$‘000	US$‘000	US$‘000	US$‘000
Result before impairment	3,744	1,125	(44)	4,825
Impairment	(9,194)	(32,561)	—	(41,755)

Result after impairment	(5,450)	(31,436)	(44)	(36,930)
Unallocated expenses *				(738)

Operating loss				(37,668)
Net financing expense (Note 3)				(2,207)

Loss before tax				(39,875)
Income tax credit (Note 9)				1,214

Loss for the year on continuing operations				(38,661)
Loss for the year on discontinued operations (Note 10)				(1,609)

Loss for the year				(40,270)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2016	US$‘000	US$‘000	US$‘000	US$‘000
Result before exceptional expenses	4,564	4,270	384	9,218
Impairment	(22,989)	(20,390)	—	(43,379)
Inventory provision	(335)	(4,451)	—	(4,786)

Result after exceptional expenses	(18,760)	(20,571)	384	(38,947)
Unallocated expenses *				(901)

Operating profit				(39,848)
Net financing expense (Note 3)				(2,292)

Loss before tax				(42,140)
Income tax credit (Note 9)				3,557

Loss for the year on continuing operations				(38,583)
Loss for the year on discontinued operations (Note 10)				(62,042)

Loss for the year				(100,625)

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2015	US$‘000	US$‘000	US$‘000	US$‘000
Result	4,183	9,782	524	14,489
Unallocated expenses *				(983)

Operating profit				13,506
Net financing income (Note 3)				9,437

Profit before tax				22,943
Income tax expense (Note 9)				(756)

Profit for the year on continuing operations				22,187
Loss for the year on discontinued operations (Note 10)				(391)

Profit for the year				21,796

*	Unallocated expenses represent head office general and administration costs of the Group which cannot be allocated to the results of any specific geographical area.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

2.	SEGMENT INFORMATION (CONTINUED)

v)	The distribution of segment assets and segment liabilities by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2017	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	88,714	36,513	3	125,230
Unallocated assets:
Income tax assets (current and deferred)				10,137
Cash and cash equivalents and short-term investments				57,607

Total assets as reported in the Group balance sheet				192,974

Segment liabilities	11,486	104,901	249	116,636
Unallocated liabilities:
Income tax liabilities (current and deferred)				11,142

Total liabilities as reported in the Group balance sheet				127,778

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2016	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	93,589	63,062	71	156,722
Unallocated assets:
Income tax assets (current and deferred)				15,761
Cash and cash equivalents and short-term investments				77,109

Total assets as reported in the Group balance sheet				249,592

Segment liabilities	9,746	108,049	4,534	122,329
Unallocated liabilities:
Income tax liabilities (current and deferred)				18,536

Total liabilities as reported in the Group balance sheet				140,865

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

2.	SEGMENT INFORMATION (CONTINUED)

vi)
The distribution of long-lived assets, which are property, plant and equipment, goodwill and intangible assets and other non-current assets (excluding deferred tax assets), by geographical area was as follows:

	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Rest of World – Ireland	15,873	41,909
Rest of World – Other	—	—
Americas	55,812	59,639

	71,685	101,548

vii)	The distribution of depreciation and amortisation by geographical area was as follows:

	December 31, 2017 US$‘000	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Depreciation:
Rest of World – Ireland	1,186	1,072	825
Rest of World – Other	—	304	151
Americas	1,238	2,197	2,081

	2,424	3,573	3,057

Amortisation:
Rest of World – Ireland	1,164	1,533	1,468
Americas	2,139	1,440	1,185

	3,303	2,973	2,653

viii)	The distribution of share-based payment expense by geographical area was as follows:

	December 31, 2017 US$‘000	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Rest of World – Ireland	841	1,187	1,415
Rest of World – Other	—	41	13
Americas	87	153	122

	928	1,381	1,550
Share based-payments – discontinued operations	—	33	—

	928	1,414	1,550

See Note 21 for further information on share-based payments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

2.	SEGMENT INFORMATION (CONTINUED)

ix)	The distribution of interest income and interest expense by geographical area was as follows:

		Rest of World
Interest Income Year ended December 31, 2017	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$‘000	Total US$‘000
Interest income earned	44	764	—	—	808
Non-cash financial income	—	2,390	—	—	2,390
Inter-segment interest income	—	—	4,853	(4,853)	—

Total	44	3,154	4,853	(4,853)	3,198

		Rest of World
Interest Expense Year ended December 31, 2017	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$‘000	Total US$’000
Interest on licence fee	—	40	—	—	40
Interest on finance leases	—	42	—	—	42
Cash interest on exchangeable notes	—	4,600	—	—	4,600
Non-cash interest on exchangeable notes	—	723	—	—	723
Inter-segment interest expense	4,853	—	—	(4,853)	—

Total	4,853	5,405	—	(4,853)	5,405

		Rest of World
Interest Income Year ended December 31, 2016	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$‘000	Total US$‘000
Interest income earned	21	856	—	—	877
Non-cash financial income	—	2,270	—	—	2,270
Inter-segment interest income	—	—	4,853	(4,853)	—

Total	21	3,126	4,853	(4,853)	3,147

		Rest of World
Interest Expense Year ended December 31, 2016	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$‘000	Total US$’000

Interest on deferred consideration and licence fee	—	66	—	—	66
Interest on finance leases	—	55	—	—	55
Cash interest on exchangeable notes	—	4,600	—	—	4,600
Non-cash interest on exchangeable notes	—	718	—	—	718
Inter-segment interest expense	4,853	—	—	(4,853)	—

Total	4,853	5,439	—	(4,853)	5,439

		Rest of World
Interest Income	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2015	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Interest income earned	4	472	—	—	476
Non-cash financial income	—	13,015	—	—	13,015
Inter-segment interest income	—	—	4,854	(4,854)	—

Total	4	13,487	4,854	(4,854)	13,491

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
Interest Expense Year ended December 31, 2015	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000

Interest on deferred consideration and licence fee	—	138	—	—	138
Interest on finance leases	—	33	—	—	33
Cash interest on exchangeable notes	—	3,348	—	—	3,348
Non-cash interest on exchangeable notes	—	535	—	—	535
Inter-segment interest expense	4,854	—	—	(4,854)	—

Total	4,854	4,054	—	(4,854)	4,054

Interest expense in 2016 does not include US$5,000 (2015: US$9,000) that has been stated in Note 10 in respect of the discontinued operations in Fiomi.

x)	The distribution of taxation (expense)/credit by geographical area was as follows:

	December 31, 2017 US$‘000	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Rest of World – Ireland	192	2,038	(1,050)
Rest of World – Other	(81)	(48)	(72)
Americas	1,103	1,567	366

	1,214	3,557	(756)

xi)	During 2017, 2016 and 2015 there were no customers generating 10% or more of total revenues.

xii)	The distribution of capital expenditure by geographical area was as follows:

	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Rest of World – Ireland	7,602	14,431
Rest of World – Other	—	763
Americas	8,080	7,591

	15,682	22,785

3.	FINANCIAL INCOME AND EXPENSES

	December 31, 2017 US$‘000	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Financial income:
Non-cash financial income	2,390	2,270	13,015
Interest income	808	877	476

	3,198	3,147	13,491

Financial expense:
Interest on finance leases	(42)	(55)	(33)
Cash interest on exchangeable notes	(4,600)	(4,600)	(3,348)
Non-cash interest on exchangeable notes (Note 24)	(723)	(718)	(535)
Interest on deferred consideration and licence fee	(40)	(66)	(138)

	(5,405)	(5,439)	(4,054)

Net Financing (Expense) / Income	(2,207)	(2,292)	9,437

Exchangeable note interest expense and non-cash financial income and expense relate to the exchangeable senior notes issued in 2015. For further information, refer to Note 24. Interest expense in 2016 does not include US$5,000 (2015: US$9,000) that has been stated in Note 10 in respect of the discontinued operations in Fiomi.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

4.	OTHER OPERATING INCOME

	December 31, 2017 US$‘000	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Rental income from premises	-	135	201
Other income	100	104	87

	100	239	288

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

5.	(LOSS)/PROFIT BEFORE TAX

The following amounts were charged / (credited) to the statement of operations:

	December 31, 2017 US$‘000	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Directors’ emoluments (including non- executive directors):
Remuneration	1,800	1,946	1,596
Pension	44	41	23
Share based payments	727	1,121	1,242
Auditor’s remuneration
Audit fees	568	469	492
Tax fees	73	33	12
Other non audit fees	-	19	8
Depreciation*	1,896	2,856	2,839
Amortisation	3,303	2,973	2,653
Loss on the disposal of property, plant and equipment	3	15	15
Net foreign exchange differences**	(17)	888	(1,018)
Operating lease rentals:
Land and buildings	2,846	2,811	2,828
Other equipment	163	114	69

*
Note that US$528,000 (2016: US$414,000) (2015: US$68,000) of depreciation was capitalised to research and development projects during 2017 in line with the Group’s capitalisation policy for Intangible projects.

In 2016, the depreciation expense did not include the amount of US$303,000 (2015: US$150,000) that was included in the operating expenses that were stated in Note 10 in respect of the discontinued operations in Fiomi. In 2017, no depreciation expense arose for the discontinued operation.

**
The net foreign exchange differences do not include US$440,000 (2016: US$253,000) which were included in the operating expenses that were stated in Note 10 in respect of the discontinued operations in Fiomi.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

6.	IMPAIRMENT CHARGES AND INVENTORY PROVISIONING

In accordance with IAS 36, Impairment of Assets, the Group carries out an annual impairment review of the asset valuations. In determining whether a potential asset impairment exists, a range of internal and external factors are considered. A number of factors affected this calculation including the Company’s market capitalisation at the end of the year that was significantly lower compared to the end of 2016. This factor as well as recent volatility in the Company’s share price resulted in a higher cost of capital being attributable to the Company’s expected future cash flows. As the future discounted cash flows for a number of cash generating units (“CGUs”) was below the carrying value of their net assets, the Group decided to recognise at December 31, 2017 a non-cash impairment charge of US$41,755,000.

The impact of the above items on the statement of operations for the year ended December 31, 2017 was as follows:

US$’000
Selling, general & administration expenses
Impairment of PP&E (note 12)	10,437
Impairment of goodwill and other intangible assets (note 13)	29,667
Impairment of prepayments (note 17)	1,651

Total impairment loss before tax	41,755

Income tax impact of impairment loss	(517)

Total impairment loss after tax	41,238

The impact of impairment charges and inventory provisioning on the statement of operations for the year ended December 31, 2016 was as follows:

	Impairment charges US$’000	Product Cull US$’000	Total US$‘000
Selling, general & administration expenses
Impairment of PP&E (note 12)	4,382	—	4,382
Impairment of goodwill and other intangible assets (note 13)	38,240	—	38,240
Impairment of prepayments (note 17)	757	—	757
Product discontinuation (note 16)	—	4,786	4,786

Total impairment loss and inventory provisioning costs before tax	43,379	4,786	48,165

Income tax impact of impairment loss and inventory provisioning costs	(3,094)	(689)	(3,783)

Total impairment loss and inventory provisioning costs after tax	40,285	4,097	44,382

In 2016, the decision to withdraw the Meritas Troponin premarket submission to the U.S. Food and Drug Administration, Trinity Biotech’s led to a significant reduction in the Group’s share price. Given that the market capitalization was then significantly below the book value of the net assets, the Group decided to recognise at December 31, 2016 a non-cash impairment charge of US$28,390,000. The impairment was taken against goodwill and other intangible assets, property, plant and equipment and prepayments (see notes 12, 13 and 17). Certain capitalised development projects were judged to be specifically impaired and their total carrying value of US$14,989,000 was expensed. Total impairment charges were US$43,379,000.

Also in 2016, the Group recognised a charge of US$4,786,000 in relation to a number of products that were culled. This mainly represented inventory provisioning for the Bartels and Microtrak product lines that were acquired over 15 years. Revenues for these products had been declining significantly over the last number of years and had reached the end of their economic life, especially given the level of technical support required to keep older products of this nature on the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

7.	PERSONNEL EXPENSES

	December 31, 2017 US$‘000	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Wages and salaries	26,316	25,901	24,531
Social welfare costs	2,424	2,542	2,418
Pension costs	459	552	711
Share-based payments	928	1,414	1,550
Restructuring costs	-	1,276	—

	30,127	31,685	29,210

Personnel expenses are shown net of capitalisations. Total personnel expenses, inclusive of amounts capitalised for wages and salaries, social welfare costs and pension costs, for the year ended December 31, 2017 amounted to US$37,351,000 (2016: US$40,980,000) (2015: US$38,671,000). Total share based payments, inclusive of amounts capitalised in the balance sheet, amounted to US$1,109,000 for the year ended December 31, 2017 (2016: US$1,633,000) (2015: US$1,974,000). See Note 20 for further details.

There were no restructuring costs incurred for the years ended December 31, 2017 and December 31, 2015. Restructuring costs for the year ended December 31, 2016 were US$1,276,000 and related to Swedish operations.

The average number of persons employed by the Group in the financial year was 556 (2016: 582) (2015: 555) and is analysed into the following categories:

	December 31, 2017	December 31, 2016	December 31, 2015
Research and development	60	73	69
Administration and sales	162	161	156
Manufacturing and quality	334	348	330

	556	582	555

8.	PENSION SCHEMES

The Group operates defined contribution pension schemes for certain of its full time employees. The benefits under these schemes are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income amounted to US$458,000 (2016: US$708,000) (2015: US$711,000) of which $Nil (2016: $156,000) is included within the restructuring costs in Note 7. The pension accrual for the Group at December 31, 2017 was US$33,000 (2016: US$83,000), (2015: US$205,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

9.	INCOME TAX (CREDIT)/EXPENSE

The charge for tax based on the profit comprises:

	December 31, 2017 US$‘000	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Current tax expense
Irish Corporation tax	(51)	(240)	(251)
Foreign taxes (a)	358	222	472
Adjustment in respect of prior years	150	(271)	82

Total current tax (credit)/expense	457	(289)	303

Deferred tax expense (b)
Origination and reversal of temporary differences (see Note 14)	(5,969)	(2,872)	2,411
Origination and reversal of net operating losses (see Note 14)	4,298	(396)	(1,958)

Total deferred tax (credit)/expense	(1,671)	(3,268)	453

Total income tax (credit)/charge on continuing operations in statement of operations	(1,214)	(3,557)	756

(a)	The foreign taxes relate primarily to USA and Canada.
(b)
In 2017, there was a deferred tax credit of US$170,000 (2016: credit of US$1,804,000; 2015: charge of US$1,246,000) recognised in respect of Ireland and a deferred tax credit of US$1,501,000 (2016: US$1,464,000 credit; 2015: US$793,000 credit) recognised in respect of overseas tax jurisdictions.

Effective tax rate	December 31, 2017 US$‘000	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Profit/(Loss) before taxation	(39,875)	(42,140)	22,943
As a percentage of profit/loss before tax:
Current tax	1.14%	(0.69)%	1.32%
Total (current and deferred)	(3.05)%	(8.44)%	3.30%

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective total tax rate for the Group:

	December 31, 2017	December 31, 2016	December 31, 2015
Irish corporation tax	(12.5)%	(12.5)%	12.5%
Effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised (a)	12.05%	6.22%	(1.94)%
Effect of changes in US tax code (b)	(1.89)%	-	-
Effect of tax rates on overseas earnings	(2.09)%	(1.39)%	(1.34)%
Effect of Irish income taxable at higher tax rate	-	0.05%	0.06%
Adjustments in respect of prior years	0.38%	(0.64)%	2.53%
R&D tax credits (c)	(0.17)%	(0.65)%	(3.98)%
Other items (d)	1.17%	0.47%	(4.53)%

Effective tax rate	(3.05)%	(8.44)%	3.30%

(a)
The effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised is analyzed further in the table below (see also Note 14). No deferred tax asset was recognised because there was no reversing deferred tax liability in the same jurisdiction reversing in the same period and no future taxable income in the same jurisdiction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

9.	INCOME TAX EXPENSE (CONTINUED)

(b)
In 2017, a number of changes were made to the USA tax code, the most significant of which was the reduction in the federal corporation tax rate to 21%. This resulted in a once-off tax credit of US$753,000 arising from the reduction in deferred tax balances due to the tax rate change, partially offset by the effect of mandatory deemed repatriation of certain deferred foreign earnings.

(c)
A lower amount of R&D tax credits has been recorded in 2017 compared to prior years because several of the R&D projects in Ireland are at an advanced stage where they no longer qualify for such a tax credit.

(d)
Other items comprise items not chargeable to tax/expenses not deductible for tax. In 2017, other items mainly comprise the movement in the Loan Note’s embedded derivatives value and the accretion of notional interest on the Loan Note’s host contract, both of which are exempt from deferred taxation recognition under IAS 12, Income Taxes.

Unrecognised deferred tax assets – continuing operations	Effect in 2017 US$’000	Percentage effect in 2017	Effect in 2016 US$’000	Percentage effect in 2016
Temporary differences arising in the US	68	0.17%	2	0.01%
(Decrease)/increase in net operating losses arising in Brazil	(714)	(1.79)%	1,670	3.96%
Net operating losses arising in Ireland	5,452	13.67%	947	2.25%

	4,806	12.05%	2,619	6.22%

The distribution of (loss) / profit before taxes by geographical area was as follows:

	December 31, 2017 US$‘000	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Rest of World – Ireland	(35,821)	(23,787)	18,232
Rest of World – Other	4,809	5,241	5,378
Americas	(8,863)	(23,594)	(667)

	(39,875)	(42,140)	22,943

At December 31, 2017, the Group had unutilised net operating losses as follows:

	December 31, 2017 US$‘000	December 31, 2016 US$‘000	December 31, 2015 US$‘000
USA	7,737	8,896	11,026
Ireland	57,206	40,652	22,609
Brazil	4,060	6,159	1,245

	69,003	55,707	34,880

In the USA, the utilisation of net operating loss carryforwards is limited to future profits in the USA. The net operating losses for the US arising prior to January 1, 2018 have a maximum carryforward of 20 years. In respect of the US, US$3,943,000 will expire by December 31, 2033, US$21,000 will expire by December 31, 2034, US$2,021,000 will expire by December 31, 2035, and US$1,752,000 will expire by December 31, 2036.

At December 31, 2017, the Group had unrecognised deferred tax assets in respect of unused tax losses and unused tax credits as follows:

	December 31, 2017 US$‘000	December 31, 2016 US$‘000	December 31, 2015 US$‘000
US – unused tax credits	345	277	275
Brazil – unused tax losses	1,380	2,094	423
Ireland – unused tax losses	8,471	3,019	724

Unrecognised deferred tax asset	10,196	5,390	1,422

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

9.	INCOME TAX EXPENSE (CONTINUED)

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

The Group has US state credit carryforwards of US$436,000 at December 31, 2017 (2016: US$420,000; 2015: US$417,000). A deferred tax asset of US$345,000 (2016: US$ 277,000; 2015: US$ 275,000) in respect of US state credit carryforwards was not recognised in 2017 due to uncertainties regarding future full utilisation of these state credit carryforwards in the related tax jurisdiction in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

10.	LOSS FOR THE YEAR ON DISCONTINUED OPERATIONS

In October 2016, management decided to cease the development of Cardiac point-of-care tests on the Meritas platform. These products were being developed by the Group’s subsidiary Fiomi Diagnostics (“Fiomi”) located in Sweden. The decision to cease the development work and to close the Swedish operation came after the company held a meeting with the U.S. Food and Drug Administration (“FDA”) in order to obtain an update on the Meritas Troponin premarket submission. At that meeting the FDA suggested that the submission should be withdrawn. The FDA made it known that any new point-of-care Troponin product would be required to demonstrate performance equivalent to the most recently cleared laboratory-based device. As there was no certainty that this level of performance could ever be achieved by the point-of-care Meritas product, even with the benefit of further development efforts, management decided to cease the development work on Troponin I and the analyzer and its sister products, BNP and D-dimer.

Expenses, gains and losses relating to the discontinuation of the Cardiac point-of-care tests operation have been eliminated from profit or loss from the Group’s continuing operations and are shown as a single line item (net of related taxes) on the face of the Consolidated Statement of Operations. The discontinued operation had no revenues since commencement as the products were still in their development phase. In 2016, the loss on discontinued operations included the write off of the carrying value of all capitalised development costs, goodwill, property, plant and equipment, inventories and other assets associated with the Meritas project. It also included a provision for the cost of closing the Swedish facility, mainly consisting of contractual obligations associated with terminating premises and supplier contracts, as well as redundancy costs for 41 employees.

In 2017, settlements were negotiated with a number of counterparties that were lower than had been estimated in the previous years’ financial statements. The resultant excess provision for closure costs has been released to the Consolidated Statement of Operations. As at December 31, 2017, the discontinued operation does not have any remaining employees and all operating lease obligations have been terminated. The loss on discontinued operations also includes a charge in relation to foreign translation reserves that had been recognised in previous periods as a reserve movement.

The operating loss for the Cardiac point-of-care tests operation in Sweden and the loss on remeasurement of its assets and liabilities are summarised as follows:

	December 31, 2017 US$‘000	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Revenues	—	—	—
Operating expenses	—	(827)	(58)

Operating loss	—	(827)	(58)
Interest expenses	—	(5)	(9)

Loss from discontinued operations before tax	—	(832)	(67)
Income tax credit/(expense)	—	186	(324)

Loss for the year	—	(646)	(391)
Loss on remeasurement of assets and liabilities:
Property, plant and equipment (note 12)	—	(4,647)	—
Goodwill and intangible assets (note 13)	—	(49,433)	—
Inventories	—	(2,578)	—
Closure costs	1,794	(5,846)	—
Foreign currency translation reserve	(3,080)	(3,779)	—
Taxation	(323)	4,887	—

Total loss	(1,609)	(61,396)	—
Loss for the year from discontinued operations	(1,609)	(62,042)	(391)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

10.	LOSS FOR THE YEAR ON DISCONTINUED OPERATIONS (CONTINUED)

Basic earnings per ordinary share – discontinued operations
Basic (loss)/earnings per ordinary share for discontinued operations is computed by dividing the loss after taxation on discontinued operations of US$1,609,000 (2016: US$62,042,000) (2015: US$391,000) for the financial year by the weighted average number of 'A' ordinary shares in issue. As at December 31, 2017, this amounted to 86,486,409 shares (2016: 91,858,813 shares) (2015: 92,647,091 shares), see note 11 for further details.

Diluted earnings per ordinary share – discontinued operations

Diluted earnings per ordinary share for discontinued operations is computed by dividing the loss after taxation on discontinued operations of US$1,609,000 (2016: US$62,042,000) (2015: US$391,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 107,510,179 (2016: 113,197,598) (2015: 109,631,172), see note 11 for further details. Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. Therefore, diluted loss per ADS in accordance with IFRS is equal to basic earnings per ADS.

Earnings per ADS

In June 2005, Trinity Biotech adjusted its ADS ratio from 1 ADS: 1 ordinary share to 1 ADS: 4 ordinary shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic (loss)/earnings per ADS for discontinued operations is computed by dividing the loss after taxation on discontinued operations of US$1,609,000 (2016: US$62,042,000) (2015: US$391,000) for the financial year by the weighted average number of ADS in issue of 21,621,602 (2016: 22,964,703); (2015: 23,161,773), see note 11 for further details.

Diluted (loss)/earnings per ADS for discontinued operations is computed by dividing the loss after taxation on discontinued operations of US$1,609,000 (2016: US$62,042,000) (2015: US$391,000) for the financial year, by the diluted weighted average number of ADS in issue of 26,877,544 (2016: 28,299,399) (2015: 27,407,793), see note 11 for further details.

	December 31, 2017	December 31, 2016	December 31, 2015
Basic (loss)/earnings per ADS (US Dollars) – discontinued operations	(0.07)	(2.70)	(0.02)
Diluted (loss)/earnings per ADS (US Dollars) – discontinued operations	(0.07)	(2.70)	(0.02)
Basic (loss)/earnings per ‘A’ share (US Dollars) – discontinued operations	(0.02)	(0.68)	(0.004)
Diluted (loss)/earnings per ‘A’ share (US Dollars) – discontinued operations	(0.02)	(0.68)	(0.004)

Cash flows

The cash flows attributable to discontinued operations are as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Cash flows from operating activities	(2,847)	(1,623)	(11,135)
Cash flows from investing activities	-	(8,989)	(10,802)

There were no cash flows from financing activities attributable to discontinued operations for the years ended December 31, 2017, 2016 or 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

11.	(LOSS)/EARNINGS PER SHARE

Basic earnings per ordinary share

Basic earnings per ordinary share for the group is computed by dividing the loss after taxation of US$40,270,000 (2016: loss of US$100,625,000) (2015: profit of US$21,796,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue. Basic earnings per ordinary share for continuing operations is computed by dividing the loss after taxation for continued operations of US$38,661,000 (2016: profit of US$38,583,000) (2015: profit of US$22,187,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue.

As at December 31, 2017, this amounted to 86,486,409 shares (2016: 91,858,813 shares) (2015: 92,647,091 shares).

	December 31, 2017	December 31, 2016	December 31, 2015
‘A’ ordinary shares	86,486,409	91,858,813	92,647,091

Basic earnings per share denominator	86,486,409	91,858,813	92,647,091

Reconciliation to weighted average earnings per share denominator:
Number of ‘A’ ordinary shares at January 1 (Note 20)	96,162,410	95,840,138	94,308,358
Weighted average number of shares issued during the year*	-	120,396	974,161
Weighted average number of treasury shares	(9,676,001)	(4,101,721)	(2,635,428)

Basic earnings per share denominator	86,486,409	91,858,813	92,647,091

*The weighted average number of shares issued during the year is calculated by taking the number of shares issued multiplied by the number of days in the year each share is in issue, divided by 365 days.

Diluted earnings per ordinary share

Diluted earnings per ordinary share for the group is computed by dividing the adjusted loss after tax of US$37,337,000 (2016: loss of US$97,577,000) (2015: profit of US$12,658,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 107,510,179 (2016: 113,197,598) (2015: 109,631,172). Diluted earnings per ordinary share for continuing operations is computed by dividing the adjusted loss after tax on continuing operations of US$35,728,000 (2016: loss of US$35,536,000) (2015: profit of US$13,049,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 107,510,179 (2016: 113,197,598) (2015: 109,631,172). The adjusted loss after tax on continuing operations is computed by adding back the interest expense, accretion interest and movements in the fair value of the derivatives on the exchangeable notes to the loss after taxation for continuing operations.

Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. Therefore, diluted loss per ADS in accordance with IFRS would be equal to basic earnings per ADS.

The basic weighted average number of ordinary shares for the Group may be reconciled to the number used in the diluted earnings per ordinary share calculation as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Basic earnings per share denominator (see above)	86,486,409	91,858,813	92,647,091
Issuable on exercise of options and warrants	-	315,019	1,700,733
Issuable on conversion of exchangeable notes	21,023,770	21,023,766	15,283,348

Diluted earnings per share denominator	107,510,179	113,197,598	109,631,172

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

11.	(LOSS)/EARNINGS PER SHARE (CONTINUED)

The profit/(loss) after tax for the year may be reconciled to the amount used in the diluted earnings per ordinary share calculation as follows:

	December 31, 2017 US$‘000	December 31, 2016 US$‘000	December 31, 2015 US$‘000
(Loss)/Profit after tax for the year	(40,270)	(100,625)	21,796
Non-cash financial income	(2,390)	(2,270)	(13,020)
Cash interest expense	4,600	4,600	3,348
Non-cash interest on exchangeable notes	723	718	534

Adjusted (loss)/profit after tax	(37,337)	(97,577)	12,658

Earnings per ADS

In June 2005, Trinity Biotech adjusted its ADS ratio from 1 ADS: 1 ordinary share to 1 ADS: 4 ordinary shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic earnings per ADS for the Group is computed by dividing the loss after taxation of US$40,270,000 (2016: loss of US$100,625,000) (2015: profit of US$21,796,000) for the financial year by the weighted average number of ADS in issue of 21,621,602 (2016: 22,964,703); (2015: 23,161,773). Basic earnings per ADS for continuing operations is computed by dividing the loss after taxation of US$38,661,000 (2016: loss of US$38,583,000) (2015: profit of US$22,187,000) for the financial year by the weighted average number of ADS in issue of 21,621,602 (2016: 22,964,703); (2015: 23,161,773).

	December 31, 2017	December 31, 2016	December 31, 2015
ADS	21,621,602	22,964,703	23,161,773

Basic earnings per share denominator	21,621,602	22,964,703	23,161,773

Reconciliation to weighted average earnings per share denominator:
Number of ADS at January 1 (Note 20)	24,040,602	23,960,035	23,577,090
Weighted average number of shares issued during the year*	-	30,098	243,540
Weighted average number of treasury shares	(2,419,000)	(1,025,430)	(658,857)

Basic earnings per share denominator	21,621,602	22,964,703	23,161,773

Diluted earnings per ADS for the Group is computed by dividing the adjusted loss after taxation of US$37,337,000 (2016: loss of US$97,577,000) (2015: profit of US$12,658,000) for the financial year, by the diluted weighted average number of ADS in issue of 26,877,544 (2016: 28,299,399) (2015: 27,407,793).
*The weighted average number of shares issued during the year is calculated by taking the number of shares issued multiplied by the number of days in the year each share is in issue, divided by 365 days.

The basic weighted average number of ADS shares for the Group may be reconciled to the number used in the diluted earnings per ADS share calculation as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Basic earnings per share denominator (see above)	21,621,602	22,964,703	23,161,773
Issuable on exercise of options and warrants	-	78,755	425,183
Issuable on conversion of exchangeable notes	5,255,942	5,255,941	3,820,837

Diluted earnings per share denominator	26,877,544	28,299,399	27,407,793

The number of shares issuable on conversion of exchangeable notes is prorated for the 2015 financial year to reflect the fact the exchangeable notes were issued in April, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

12.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings US$‘000	Leasehold improvements US$‘000	Computers, fixtures and fittings US$‘000	Plant and equipment US$‘000	Total US$‘000
Cost
At January 1, 2016	2,581	2,899	5,873	31,720	43,073
Other additions	8	143	391	4,735	5,277
Disposals or retirements	—	—	(257)	(268)	(525)
Exchange adjustments	14	(11)	(12)	297	288

At December 31, 2016	2,603	3,031	5,995	36,484	48,113

At January 1, 2017	2,603	3,031	5,995	36,484	48,113
Other additions	—	465	302	4,491	5,258
Disposals or retirements	(9)	(488)	(404)	(3,083)	(3,984)
Exchange adjustments	30	(4)	1	3	30

At December 31, 2017	2,624	3,004	5,894	37,895	49,417

Accumulated depreciation and impairment losses
At January 1, 2016	(1,123)	(2,527)	(4,828)	(13,936)	(22,414)
Charge for the year	(82)	(144)	(367)	(2,980)	(3,573)
Impairment loss	—	(53)	(109)	(8,867)	(9,029)
Disposals or retirements	—	—	234	253	487
Exchange adjustments	(1)	8	6	(194)	(181)

At December 31, 2016	(1,206)	(2,716)	(5,064)	(25,724)	(34,710)

At January 1, 2017	(1,206)	(2,716)	(5,064)	(25,724)	(34,710)
Charge for the year	(82)	(165)	(263)	(1,914)	(2,424)
Impairment loss	—	(267)	(383)	(9,787)	(10,437)
Disposals or retirements	9	488	402	3,062	3,961
Exchange adjustments	(4)	1	—	(4)	(7)

At December 31, 2017	(1,283)	(2,659)	(5,308)	(34,367)	(43,617)
7
Carrying amounts
At December 31, 2017	1,341	345	586	3,528	5,800

At December 31, 2016	1,397	315	931	10,760	13,403

The annual impairment review performed at December 31, 2017 showed that the carrying value of the Group’s assets exceeded the amount to be recovered through use or sale of the assets by a total of US$85,603,000. The details of the impairment review are described in note 13. When an impairment loss is identified in a cash generating unit, it must be first allocated to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. In this manner, an impairment loss of US$10,437,000 was allocated to property, plant and equipment in 2017. The recoverable amount of property, plant and equipment was determined to be the value in use of each cash generating unit.

The annual impairment review performed at December 31, 2016, showed that the carrying value of the Group’s assets exceeded the amount to be recovered through use or sale of the assets by a total of US$38,257,000. The details of the impairment review are described in note 13. When an impairment loss is identified in a cash generating unit, it must be first allocated to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. In this manner, an impairment loss of US$4,382,000 was allocated to property, plant and equipment in 2016. The recoverable amount of property, plant and equipment was determined to be the value in use of each cash generating unit. The remaining impairment loss comprises the write down of the recoverable amount of the property, plant and equipment of the discontinued operation (refer to Note 10) of US$4,647,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

12.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Assets held under operating leases (where the Company is the lessor)

Included in the carrying amount of property, plant and equipment are a number of assets included in plant and equipment which generate operating lease revenue for the Group. The net book value of these assets as at December 31, 2017 and 2016 is US$Nil following full write down of the assets due to group impairment (refer to Note 13). Depreciation charged on these assets in 2017 amounted to US$30,000 (2016: US$1,119,000).

Included in disposals/retirements in 2017 is US$Nil (2016: US$25,000) relating to the net book value of leased instruments reclassified as inventory on return from customers.

Property, plant and equipment under construction

Included in property, plant and equipment at December 31, 2017 is an amount of US$561,000 (2016: US$778,000) relating to assets in the course of construction.

Assets held under finance leases

Included in the carrying amount of property, plant and equipment is an amount for capitalised leased assets of US$51,000 (2016: US$1,515,000). Movement in the carrying amount of capitalised leased assets during 2017 is due to group impairments. The depreciation charge in respect of capitalised leased assets for the year ended December 31, 2017 was US$181,000 (2016: US$181,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

13.	GOODWILL AND INTANGIBLE ASSETS

	Goodwill US$‘000	Development costs US$‘000	Patents and licences US$‘000	Other US$‘000	Total US$‘000
Cost
At January 1, 2016	82,112	109,443	9,968	33,624	235,147
Other additions	—	17,431	—	77	17,508
Exchange adjustments	(423)	(255)	(43)	—	(721)

At December 31, 2016	81,689	126,619	9,925	33,701	251,934

At January 1, 2017	81,689	126,619	9,925	33,701	251,934
Other additions	—	10,402	22	—	10,424
Disposals				(15)	(15)
Reclassification	—	(132)	—	132	—
Exchange adjustments	—	29	—	—	(29)

At December 31, 2017	81,689	136,918	9,947	33,818	262,372

Accumulated amortisation and Impairment losses
At January 1, 2016	(29,426)	(20,199)	(6,280)	(17,884)	(73,789)
Charge for the year	—	(1,259)	(86)	(1,628)	(2,973)
Impairment losses	(26,489)	(58,195)	(2,948)	(41)	(87,673)
Exchange adjustments	—	—	(224)	—	(224)

At December 31, 2016	(55,915)	(79,653)	(9,538)	(19,553)	(164,659)

At January 1, 2017	(55,915)	(79,653)	(9,538)	(19,553)	(164,659)
Charge for the year	—	(1,708)	(17)	(1,578)	(3,303)
Disposals	—	—	—	8	8
Impairment losses	(7,876)	(20,782)	(173)	(836)	(29,667)
Exchange adjustments	—	3	—	—	3

At December 31, 2017	(63,791)	(102,140)	(9,728)	(21,959)	(197,618)

Carrying amounts
At December 31, 2017	17,898	34,778	219	11,859	64,754

At December 31, 2016	25,774	46,966	387	14,148	87,275

Included within development costs are costs of US$31,904,000 which were not amortised in 2017 (2016: US$15,872,000). These development costs are not being amortised as the projects to which the costs relate were not fully complete at December 31, 2017 or at December 31, 2016. As at December 31, 2017 these projects are expected to be completed during the period from January 1, 2018 to December 31, 2019 at an expected further cost of approximately US$10,560,000.

Intangible assets written off relating to Discontinued operation

In 2016, development of Cardiac point-of-care tests on the Meritas platform was terminated. The decision to cease the development came after the company held a meeting with the U.S. Food and Drug Administration (“FDA”) in order to obtain an update on the Meritas Troponin premarket submission. At that meeting the FDA suggested that the submission should be withdrawn. The FDA made it known that any new point-of-care Troponin product would be required to demonstrate performance equivalent to the most recently cleared laboratory-based device. As there was no certainty that this level of performance could ever be achieved by the point-of-care Meritas product, even with the benefit of further development efforts, management decided to cease the development work on Troponin I and the analyzer and its sister products, BNP and D-dimer.

In the financial statements for the year ended December 31, 2016, all capitalised development work for the Troponin I assay and analyser, BNP assay and the D-dimer test totalling US$41,374,000 was written off. The carrying value of the intangible asset relating to the underlying micropillar technology (US$2,946,000) was written off, as well as the goodwill arising on the Fiomi Diagnostics acquisition (US$5,109,000). Other intangible assets of US$4,000 brought the total write down of intangible assets of the cardiac point-of-care operation in 2016 to US$49,433,000 (refer to Note 10).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

13.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The following represents the costs incurred during each period presented for each of the principal development projects:

Product Name	2017 US$’000	2016 US$’000
Premier Instrument for Haemoglobin A1c testing[1]	2,601	2,810
HIV screening rapid test	1,514	1,085
US Lyme	1,156	1,003
Uni-gold test enhancement	1,134	1,154
G-6-PDH test	812	-
Tri-stat Point-of-Care instrument	764	678
Sjogrens monoclonal antibodies	376	166
HIV screening Africa	289	650
Autoimmune FDA registrations	273	341
Uni-Gold antigen improvement	258	287
Premier Resolution	252	259
Brain Natriuretic Peptide (BNP) assay	-	2,904
Troponin I assay and reader	-	1,932
Cardiac analyser	-	1,056
Enhanced TPHA/CMV	-	810
Malaria Point-of-Care test	-	411
D-Dimer development	-	332
Other projects with spend less than US$250,000 in 2017	973	1,553
Total capitalised development costs	10,402	17,431

1
The Premier project entails the development of a High Performance Liquid Chromotography (HPLC) instrument for testing haemoglobin A1c (HbA1c). A number of versions of the instrument are being developed including an Ion Exchange version (Premier Resolution). At December 31, 2017 this project had a total carrying amount of $22,955,000. Amortisation will occur over a 15 year period, commencing on commercialization of each version of the instrument.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

13.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

All of the development projects for which costs have been capitalised are judged to be technically feasible, commercially viable and likely to produce future economic benefits. In reaching this conclusion, many factors have been considered including the following:

(a)
The Group only develops products within its field of expertise. The R&D team is experienced in developing new products in this field and this experience means that only products which have a high probability of technical success are put forward for consideration as potential new products.

(b)
A technical feasibility study is undertaken in advance of every project. The feasibility study for each project is reviewed by the R&D team leader, and by other senior management depending on the size of the project. The feasibility study occurs in the initial research phase of the project and costs in this phase are not capitalised.

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

Impairment testing for intangibles including goodwill and indefinite lived assets

Goodwill and other intangibles are subject to impairment testing on an annual basis. In determining whether a potential asset impairment exists, a range of internal and external factors are considered. A number of factors impacted this calculation including the Company’s market capitalisation at the end of the year which was significantly lower compared to the end of 2016. This factor as well as recent volatility in the Company’s share price resulted in a higher cost of capital being attributable to the Company’s expected future cash flows. As the future discounted cash flows for a number of cash generating units (“CGUs”) was below the carrying value of their net assets, the Group decided to recognise at December 31, 2017 a non-cash impairment charge of US$41,755,000.

The impairment test performed as at December 31, 2017 identified a total impairment loss of US$85,603,000 in six CGUs, of which US$41,755,000 has been recorded in the 2017 financial statements. Not all of the total impairment loss was recorded in the financial statements due to the allocation method proscribed in IAS 36, Impairment of Assets. According to the accounting standard, the impairment loss for each CGU is first allocated to reduce the carrying amount of any goodwill allocated to the CGU, then to other assets of the unit pro rata on the basis of the carrying amount of each asset in the CGU. The full impairment loss for Biopool US Inc, Trinity Biotech Manufacturing Limited and Mardx Diagnostic Inc could not be reflected in the 2017 financial statements for these entities because each of these entities had insufficient assets to write down after excluding those assets with a known recoverable amount. The amount of impairment loss that could not be recorded for Biopool US Inc, Trinity Biotech Manufacturing Limited and Mardx Diagnostic Inc was US$32,177,000, US$9,769,000 and US$1,902,000 respectively. As a result, the impairment loss that was recorded in the 2017 financial statements was US41,755,000, being the total impairment loss of US$85,603,000 less the amounts which could not be recorded.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

13.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The impairment loss arose from the impairment review performed on Trinity Biotech Manufacturing Limited, Immco Diagnostics Inc,, Mardx Diagnostic Inc, Clark Laboratories Inc, Phoenix Bio-tech Corp and Biopool US Inc. An impairment loss arose in these entities due to the carrying value of their net assets exceeding the entity’s discounted future cashflows. The recoverable amount of each of the CGUs is determined based on a value-in-use computation, which is the only methodology applied by the Group and which has been selected due to the impracticality of obtaining fair value less costs to sell measurements for each reporting period. For the purpose of the annual impairment tests, goodwill is allocated to the relevant CGU. The annual impairment analysis is based on a valuation technique involving level 3 inputs, see Note 1 (viii).

The value-in-use calculations use cash flow projections based on the 2018 budget and projections for a further four years using projected revenue and cost growth rates of between 7% and minus 20%. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, net cash flows, discount rates and the duration of the discounted cash flow model. The assumptions and estimates used were derived from a combination of internal and external factors based on historical experience. The pre-tax discount rates used range from 15% to 26% (2016: 13% to 36%).

The table below sets forth the impairment loss recorded for each of the CGU’s at December 31, 2017.

US$’000
Trinity Biotech Manufacturing Limited	32,561
Immco Diagnostics Inc.	1,094
Clark Laboratories Inc.	978
Mardx Diagnostic Inc.	4,690
Phoenix Bio-tech Corp	1,801
Biopool US Inc.	631

Total impairment loss	41,755

The table below sets forth the breakdown of the impairment loss for each class of asset at December 31, 2017:

US$’000
Goodwill and other intangible assets (see note 13)	29,667
Property, plant and equipment (see note 12)	10,437
Prepayments (see note 17)	1,651

Total impairment loss	41,755

The impairment loss at December 31, 2017 allocated to goodwill arose on the following CGUs:

US$’000
Mardx Diagnostic Inc.	3,572
Phoenix Bio-tech Corp.	1,801
Clark Laboratories Inc.	978
Immco Diagnostics Inc.	1,094
Blood bank screening business	431

Total impairment loss allocated to goodwill	7,876

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

13.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and is particularly sensitive in the following areas;

•
In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, there would be an additional impairment loss of US$835,000 at December 31, 2017.

•
In the event there was a 10% variation in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be an additional impairment loss of US$4,786,000 at December 31, 2017.

Significant Goodwill and Intangible Assets with Indefinite Useful Lives

CGUs or combinations of CGUs for which the carrying amount of goodwill is significant for the purposes of impairment testing in comparison with the Group’s total carrying amount of goodwill are those where the percentage is greater than 20% of the total.

The additional disclosures required for the CGU with significant goodwill are as follows:

	Fitzgerald Industries
	December 31, 2017	December 31, 2016
Carrying amount of goodwill (US$’000)	12,592	12,592
Discount rate applied (real pre-tax)	17.70%	13.56%
Excess value-in-use over carrying amount (US$’000)	8,397	17,762
% EBITDA would need to decrease for an impairment to arise	30.4%	46.8%
Long-term growth rate	2.0%	2.0%

The key assumptions and methodology used in respect of this CGU are consistent with those described above. The assumptions and estimates used are specific to the individual CGU and were derived from a combination of internal and external factors based on historical experience.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

13.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Intangible Assets with Indefinite Useful lives (included in other intangibles)	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Fitzgerald Industries International CGU
Fitzgerald trade name	970	970
RDI trade name	560	560
Primus Corporation CGU
Primus trade name	670	670
Immco Diagnostic CGU
Immco Diagnostic trade name	3,393	3,393
Total	5,593	5,593

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

14.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities of the Group are attributable to the following:

	Assets		Liabilities		Net
	2017 US$’000	2016 US$’000	2017 US$’000	2016 US$’000	2017 US$’000	2016 US$’000
Property, plant and equipment	448	—	(98)	(574)	350	(574)
Intangible assets	—	—	(9,443)	(16,430)	(9,443)	(16,430)
Inventories	1,006	897	—	—	1,006	897
Provisions	3,510	5,701	—	—	3,510	5,701
Other items	2,109	2,035	(1,291)	(1,357)	818	678
Tax value of loss carryforwards recognised	1,625	5,923	—	—	1,625	5,923

Deferred tax assets/(liabilities)	8,698	14,556	(10,832)	(18,361)	(2,134)	(3,805)

The deferred tax asset in 2017 is mainly due to deductible temporary differences relating to provisions, property, plant and equipment, net operating losses, share-based payments and the elimination of unrealised intercompany inventory profit. The deferred tax asset decreased by US$5,858,000 in 2017 principally due to the reduction in the tax value of loss carryforwards due to a change in US tax rate.

The deferred tax liability is caused by the net book value of non-current assets being greater than the tax written down value of non-current assets, temporary differences due to the acceleration of the recognition of certain charges in calculating taxable income permitted in Ireland and the US and deferred tax recognised on fair value asset uplifts in connection with business combinations. The deferred tax liability decreased by US$7,529,000 in 2017, principally because of the reduction in the US tax rate and because of the impairment of intangible assets on which the deferred tax liabilities were recognised.

Deferred tax assets and liabilities are only offset when the entity has a legally enforceable right to set off current tax assets against current tax liabilities and where the intention is to settle current tax liabilities and assets on a net basis or to realise the assets and settle the liabilities simultaneously. At December 31, 2017 and at December 31, 2016 no deferred tax assets and liabilities are offset as it is not certain as to whether there is a legally enforceable right to set off current tax assets against current tax liabilities and it is also uncertain as to what current tax assets may be set off against current tax liabilities and in what periods.

The vast majority of temporary differences are expected to reverse after 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECMEBER 31, 2017

14.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised by the Group in respect of the following items:

	December 31, 2017	December 31, 2016
	US$’000	US$’000
Capital losses	8,293	8,293
Net operating losses	61,264	23,630
US state credit carryforwards	345	277

	69,902	32,200

There was an increase of US$37,702,000 in the unrecognised deferred tax assets during the year ended December 31, 2017. For comments on the uncertainty prompting less than full recognition refer to Note 9. The movement in the unrecognised deferred tax assets during the year ended December 31, 2017 is analysed as follows:

Movement in unrecognised deferred tax assets	Increase / (decrease) US$’000	Applicable tax rate %	Tax effect US$’000
US state credit carryforwards	68	n/a	68
Net operating losses Brazil	(2,100)	34%	(714)
Net operating losses Ireland	39,734	12.5% -25%	5,452

Total – continuing operations	37,702		4,806

A deferred tax asset of US$345,000 (2016: US$277,000) in respect of US state credit carryforwards was not recognised due to uncertainties regarding the timing of the utilisation of these state credit carryforwards in the related tax jurisdiction in future periods.

A deferred tax asset of US$1,380,000 (2016: US$2,094,000) was not recognised in respect of net operating losses in Brazil. The entity in Brazil was incorporated in 2012 and has cumulative losses to date. The deferred tax asset has not been recognised for Brazil due to uncertainty regarding the full utilization of these losses in the related tax jurisdiction in future periods. Only when it is probable that future profits will be available to utilize the forward losses or temporary differences is a deferred tax asset recognised.

A deferred tax asset of US$2,641,000 (2016: US$1,671,000) was not recognised in respect of net operating losses of Trinity Biotech Investments Ltd. (“TBIL”). TBIL, which is tax resident in Ireland, issued an exchangeable note of US$115 million in 2015 following its incorporation earlier in that year. To date this entity has interest expenses and no income. The deferred tax asset has not been recognised due to uncertainty regarding the full utilization of these losses in future periods. Only when it is probable that future profits will be available to utilize the forward losses is a deferred tax asset recognised. In accordance with IAS 12, Income Taxes, both the movement in the exchangeable note’s embedded derivatives value and the movement on the exchangeable note’s host contract, being the accretion of notional interest, are exempt from deferred taxation recognition.

A deferred tax asset of US$5,829,875 (2016: US$1,348,000 was not recognised in respect of net operating losses in Trinity Biotech Manufacturing Ltd. The deferred tax asset has not been recognised due to insufficient deferred tax liabilities following the impairment charge relating to fixed assets in this entity. When there is a reversing deferred tax liability in a jurisdiction that reverses in the same period, the deferred tax asset is restricted so that it equals the reversing deferred tax liability.

No deferred tax asset is recognised in respect of a capital loss forward of US$8,293,000 (2016: US$8,293,000) in Ireland as it is not probable that there will be future capital gains against which to offset these capital losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

14.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Unrecognised deferred tax liabilities

At December 31, 2017 and 2016, there was no recognised or unrecognised deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries. The Company is able to control the timing of the reversal of the temporary differences of its subsidiaries and it is probable that these temporary differences will not reverse in the foreseeable future.

Movement in temporary differences during the year

	Balance January, 1 2017	Recognised in income	Recognised in loss on discontinued operations	Foreign Exchange movement	Balance December 31, 2017
	US$’000	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	(574)	924	—	—	350
Intangible assets	(16,430)	6,987	—	—	(9,443)
Inventories	897	109	—	—	1,006
Provisions	5,701	(2,191)	—	—	3,510
Other items	678	140	—	—	818
Tax value of loss carryforwards recognised	5,923	(4,298)	—	—	1,625

	(3,805)	1,671	—	—	(2,134)

	Balance January, 1 2016	Recognised in income	Recognised in loss on discontinued operations	Foreign Exchange movement	Balance December 31, 2016
	US$’000	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	(830)	256	—	—	(574)
Intangible assets	(22,319)	(214)	6,036	67	(16,430)
Inventories	1,015	(118)	—	—	897
Provisions	2,960	2,741	—	—	5,701
Other items	471	207	—	—	678
Tax value of loss carryforwards recognised	6,676	396	(1,149)	—	5,923

	(12,027)	3,268	4,887	67	(3,805)

15.	OTHER ASSETS

	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Finance lease receivables (see Note 17)	685	788
Other assets	86	82

	771	870

The Group leases instruments as part of its business. For details of future minimum finance lease receivables with non-cancellable terms, please refer to Note 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

16.	INVENTORIES

	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Raw materials and consumables	10,345	9,176
Work-in-progress	7,236	7,288
Finished goods	15,224	16,125

	32,805	32,589

All inventories are stated at the lower of cost or net realisable value. The replacement cost of inventories does not differ from cost. Total inventories for the Group are shown net of provisions of US$7,543,000 (2016: US$10,017,000). Cost of sales in 2017 includes inventories expensed of US$54,904,000 (2016: US$50,259,000), (2015: US$53,098,000).

The movement on the inventory provision for the three year period to December 31, 2017 is as follows:

	December 31, 2017 US$‘000	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Opening provision at January 1	10,017	4,822	4,636
Charged during the year	2,561	6,390	892
Utilised during the year	(4,749)	(1,065)	(666)
Released during the year	(286)	(130)	(40)

Closing provision at December 31	7,543	10,017	4,822

During 2017, US$286,000 (2016: US$130,000), (2015: US$40,000) of inventory provision relating to net realisable value was released to the statement of operations following a current year review of inventory usage.

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

17.	TRADE AND OTHER RECEIVABLES

	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Trade receivables, net of impairment losses	17,242	18,340
Prepayments	2,998	3,634
Value added tax	-	69
Finance lease receivables	500	542

	20,740	22,585

Trade receivables are shown net of an impairment losses provision of US$3,590,000 (2016: US$3,171,000) (see Note 28). Prepayments are shown net of impairment of US$1,651,000 (2016: US$757,000) (see note 6).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

17.	TRADE AND OTHER RECEIVABLES (CONTINUED)

Leases as lessor

(i) Finance lease commitments – Group as lessor

The Group leases instruments as part of its business. Future minimum finance lease receivables with non-cancellable terms are as follows:

	December 31, 2017 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	860	360	500
Between one and five years (Note 15)	1,204	519	685

	2,064	879	1,185

	December 31, 2016 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	949	407	542
Between one and five years (Note 15)	1,388	600	788

	2,337	1,007	1,330

The Group classified future minimum lease receivables between one and five years of US$685,000 (2016: US$788,000) as Other Assets, see Note 15. Under the terms of the lease arrangements, no contingent rents are receivable.

(ii) Operating lease commitments – Group as lessor

The Group leases instruments under operating leases as part of its business.

Future minimum rentals receivable under non-cancellable operating leases are as follows:

	December 31, 2017 US$‘000
	Instruments	Total
Less than one year	3,959	3,959
Between one and five years	90	90

	4,049	4,049

	December 31, 2016 US$‘000
	Instruments	Total
Less than one year	3,671	3,671
Between one and five years	184	184

	3,855	3,855

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

18.	CASH AND CASH EQUIVALENTS

	December 31, 2017 US$’000	December 31, 2016 US$’000
Cash at bank and in hand	9,561	9,845
Short-term deposits	14,003	67,264

Cash and cash equivalents	23,564	77,109

19.	SHORT-TERM INVESTMENTS

All liquid investments with a maturity greater than six months are considered to be short-term investments. As of 31, December 2017, the short-term investments are deposits amounting to US$34,043,000 (2016: all deposits matured within six months of the year end date and were classified as cash and cash equivalents).

	December 31, 2017 US$’000	December 31, 2016 US$’000
Investments (deposits)	34,043	-

20.	CAPITAL AND RESERVES

Share capital

	Class ‘A’ Ordinary shares	Class ‘A’ Ordinary shares
In thousands of shares	2017	2016
In issue at January 1	96,162	95,840
Issued for cash	-	322

In issue at December 31	96,162	96,162

	ADS	ADS
In thousands of ADSs	2017	2016
Balance at January 1	24,041	23,960
Issued for cash	-	81

Balance at December 31	24,041	24,041

	Class ‘A’ Treasury shares	Class ‘A’ Treasury shares
In thousands of shares	2017	2016
Balance at January 1	7,073	2,635
Purchased during the year	5,375	4,438

Balance at December 31	12,448	7,073

	ADS Treasury shares	ADS Treasury shares
In thousands of ADSs	2017	2016
Balance at January 1	1,768	659
Purchased during the year	1,344	1,109

Balance at December 31	3,112	1,768

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

20.	CAPITAL AND RESERVES (CONTINUED)

The Group had authorised share capital of 200,700,000 ‘A’ ordinary shares of US$0.0109 each (2016: 200,700,000 ‘A’ ordinary shares of US$0.0109 each) as at December 31, 2017.

The amounts above relating to treasury shares purchased during 2016 and the balance at 31 December 2016 (in ‘A’ ordinary shares and ADSs) have been restated due to a prior year disclosure error.

(a)
During 2017, the Group did not issue any shares from the exercise of employee options (2016: 322,272 ‘A’ Ordinary shares were issued from the exercise of employee options for a consideration of US$673,000 settled in cash). During 2016, the Group incurred costs of US$8,000 in connection with the issue of shares. At December 31, 2017, there were no amounts receivable on issuance share capital (2016: US$nil) relating to the exercise of share options.

(b)	During 2017, the Group repurchased 5,374,692 'A' ordinary shares (1,343,673 ADS's) under its share buyback program. (2016: 4,437,740 'A' ordinary shares or 1,109,435 ADS's).

(c)
There were no dividends paid during 2017 in respect of the 2016 financial year, (nil in respect of the 2015 financial year), (22 cents per ADS in respect of the 2014 financial year). As provided in the Articles of Association of the Company, dividends or other distributions are declared and paid in US Dollars.

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

Treasury shares

During 2017, the Group purchased 5,374,692 ‘A’ Ordinary shares (1,343,673 ADS’s) ‘Treasury shares’. The total cost of these shares was US$7,456,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

21.	SHARE OPTIONS AND SHARE WARRANTS

Warrants

There were no warrants outstanding at the beginning of 2017, and there were no warrants granted in either 2017 or 2016. As there were no warrants outstanding, the warrant reserve was transferred to the accumulated surplus reserve during 2017.

Options

Under the terms of the Company’s Employee Share Option Plans, options to purchase 10,727,376‘A’ Ordinary Shares (2,681,844 ADSs) were outstanding at December 31, 2017. Under these Plans, options are granted to officers, employees and consultants of the Group at the discretion of the Compensation Committee (designated by the board of directors), under the terms outlined below.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

21.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

The number and weighted average exercise price of share options and warrants per ordinary share is as follows (as required by IFRS 2, this information relates to all grants of share options and warrants by the Group):

	Options and warrants	Weighted- average exercise price US$	Range US$
	‘A’ Ordinary Shares	Per ‘A’ Ordinary Share	Per ‘A’ Ordinary Share
Outstanding January 1, 2015	9,291,652	3.20	0.66 –4.79
Granted	976,000	3.20	2.71 –4.47
Exercised	(1,602,000)	1.95	1.07 –4.21
Forfeited	(507,200)	3.96	2.50 –4.79

Outstanding at end of year	8,158,452	3.36	0.66 –4.47

Exercisable at end of year	4,679,323	3.03	0.66 –4.23

Outstanding January 1, 2016	8,158,452	3.36	0.66 –4.47
Granted	2,160,000	2.39	1.67 –2.80
Exercised	(322,272)	2.09	0.66 –2.65
Forfeited	(165,997)	3.39	2.52 –3.61

Outstanding at end of year	9,830,183	3.19	0.66 –4.47

Exercisable at end of year	5,838,851	3.31	0.75 –4.23

Outstanding January 1, 2017	9,830,183	3.19	0.66 –4.47
Granted	5,630,000	1.31	1.24 –1.44
Exercised	-	-	-
Forfeited	(4,732,807)	3.86	0.75 –4.47

Outstanding at end of year	10,727,376	1.92	1.24 –4.36

Exercisable at end of year	3,268,707	2.57	1.66 –4.36

	Options and warrants	Weighted- average exercise price US$	Range US$
	‘ADS’ Equivalent	Per ‘ADS’	Per ‘ADS’
Outstanding January 1, 2015	2,322,913	12.80	2.63 –19.15
Granted	244,000	12.80	10.84 –17.88
Exercised	(400,500)	7.80	4.28 –16.84
Forfeited	(126,800)	15.84	10.00 –19.16

Outstanding at end of year	2,039,613	13.44	2.63 –17.88

Exercisable at end of year	1,169,831	12.12	2.63 –16.92

Outstanding January 1, 2016	2,039,613	13.44	2.63 –17.88
Granted	540,000	9.57	6.69 –11.20
Exercised	(80,568)	8.35	2.64 –10.61
Forfeited	(41,499)	13.58	10.08 –14.44

Outstanding at end of year	2,457,546	13.43	2.64 –17.88

Exercisable at end of year	1,459,713	13.24	3.00 –16.92

Outstanding January 1, 2017	2,457,546	12.74	2.64 - 17.88
Granted	1,407,500	5.25	4.95 – 5.75
Exercised	-	-	-
Forfeited	(1,183,202)	10.26	3.00 –17.88

Outstanding at end of year	2,681,844	7.69	4.96–17.44

Exercisable at end of year	817,179	10.29	6.64 –17.45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

21.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

There were no share options exercised during 2017. The weighted average share price per ‘A’ Ordinary share at the date of exercise for options exercised in 2016 was: US$2.96 per ‘A’ Ordinary share (US$11.84 per ADS) and 2015: US$4.25 per ‘A’ Ordinary share (US$17.00 per ADS).

The opening share price per ‘A’ Ordinary share at the start of the financial year was US$1.73 or US$6.93 per ADS (2016: US$2.92 or US$11.69 per ADS) (2015: US$4.38 or US$17.50 per ADS) and the closing share price at December 31, 2017 was US$1.28 or US$5.10 per ADS (2016: US$1.73 or US$6.92 per ADS) (2015: US$2.94 or US$11.76 per ADS). The average share price for the year ended December 31, 2017 was US$1.42 per ‘A’ Ordinary share or US$5.66 per ADS.

A summary of the range of prices for the Company’s stock options for the year ended December 31, 2017 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$1.00-US$2.05	6,075,644	1.38	6.52	215,652	1.69	2.57
US$2.06- US$2.99	4,333,732	2.52	3.20	2,861,061	2.53	2.20
US$3.00 -US$4.47	318,000	4.21	3.95	192,002	4.21	3.92

	10,727,376			3,268,715

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$4.00-US$8.20	1,518,911	5.52	6.52	53,913	6.76	2.57
US$8.24- US$11.96	1,083,433	10.08	3.20	715,265	10.12	2.20
US$12.00 -US$17.88	79,500	16.84	3.95	48,001	16.84	3.92

	2,681,844			817,179

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

21.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

The weighted-average remaining contractual life of options outstanding at December 31, 2017 was 5.10 years (2016: 4.16 years).

A summary of the range of prices for the Company’s stock options for the year ended December 31, 2016 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.66-US$0.99	14,000	0.80	1.70	14,000	0.80	1.70
US$1.00-US$2.05	801,652	1.63	2.71	571,652	1.59	1.01
US$2.06- US$2.99	4,776,531	2.54	4.29	2,230,534	2.54	2.20
US$3.00 -US$4.47	4,238,000	4.22	4.21	3,022,665	4.21	3.89

	9,830,183			5,838,851

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$2.63-US$3.96	3,500	3.20	1.70	3,500	3.20	1.70
US$4.00-US$8.20	200,413	6.52	2.71	142,913	6.36	1.01
US$8.24- US$11.96	1,194,133	10.16	4.29	557,634	10.16	2.20
US$12.00 -US$17.88	1,059,500	16.88	4.21	755,666	16.84	3.89

	2,457,546			1,459,713

The recognition and measurement principles of IFRS 2 have been applied to share options granted under the Company’s Share Option Plans since November 7, 2002 which have not vested by January 1, 2005 in accordance with IFRS 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

21.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

Charge for the year under IFRS 2

The charge for the year is calculated based on the fair value of the options granted which have not yet vested.

The fair value of the options is expensed over the vesting period of the option. US$928,000 was charged to the statement of operations in 2017, (2016: US$1,381,446), (2015: US$1,550,000) split as follows:

	December 31, 2017 US$‘000	December 31, 2016 US$‘000	December 31, 2015 US$‘000
Share-based payments – cost of sales	35	32	9
Share-based payments – selling, general and administrative	893	1,349	1,541

Total – continuing operations	928	1,381	1,550
Share-based payments – discontinued operations	-	33	—

Total	928	1,414	1,550

The total share based payments charge for the year was US$1,109,000 (2016: US$1,633,000) (2015: US$1,974,000). However, a total of US$181,000 (2016: US$219,000) (2015: US$424,000) of share based payments was capitalised in intangible development project assets during the year.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a trinomial model. The following are the input assumptions used in determining the fair value of share options granted in 2017, 2016 and 2015:

	Key management personnel	Other employees	Key management personnel	Other employees	Key management personnel	Other employees
	2017	2017	2016	2016	2015	2015
Weighted average fair value at measurement date per ‘A’ share / (per ADS)	US$0.43 / (US$1.72)	US$0.44 / (US$1.76)	US$0.58 / (US$2.32)	US$0.57 / (US$2.28)	Nil	US$0.68 / (US$2.72)

Total ‘A’ share options granted / (ADS’s equivalent)	5,150,000 / (1,287,500)	480,000 / (120,000)	1,700,000 / (425,000)	460,000 / (115,000)	Nil	976,000 / (244,000)

Weighted average share price per ‘A’ share / (per ADS)	US$1.34 / (US$5.36)	US$1.31 / (US$5.24)	US$2.43 / (US$9.72)	US$2.25 / (US$9.00)	Nil	US$3.20 / (US$12.80)

Weighted average exercise price per ‘A’ share / (per ADS)	US$1.34 / (US$5.36)	US$1.31 / (US$5.24)	US$2.43 / (US$9.72)	US$2.25 / (US$9.00)	Nil	US$3.20 / (US$12.80)

Weighted average expected volatility	40.62%	40.48%	29.63%	36.73%	Nil	29.27%

Weighted average expected life	4.45	4.69	4.81	3.74	Nil	3.73

Weighted average risk free interest rate	1.59%	1.91%	1.21%	1.29%	Nil	1.46%

Expected dividend yield	0.81%	0.81%	1.14%	0.96%	Nil	1.14%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

21.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

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

22.	TRADE AND OTHER PAYABLES

	December 31, 2017 US$’000	December 31, 2016 US$’000
Trade payables	8,045	9,017
Payroll taxes	423	489
Employee related social insurance	151	416
Accrued liabilities	11,618	10,877
Deferred income	278	224
Restructuring accrual	-	3,734

	20,515	24,757

Accrued liabilities include US$1,112,000 (2016: US$2,195,000) relating to contracted licence payments for HIV-2 licence.

The restructuring accrual in 2016 represented the cost of closing the Swedish facility, Fiomi Diagnostics (refer to Note 10), and mainly comprised contractual obligations associated with terminating premises and supplier contracts, as well as unpaid redundancy costs for 20 employees. For more information refer to Note 10, Loss on Discontinued Operations.

23.	PROVISIONS

	December 31, 2017 US$’000	December 31, 2016 US$’000
Provisions	50	75

The provision for warranty claims was reduced by US$25,000 in 2017 based on a revised assessment of future claims.

During 2017 and 2016 the Group experienced no significant product warranty claims. However, the Group believes that it is appropriate to retain a product warranty provision to cover any future claims. The provision at December 31, 2017 represents the estimated cost of product warranties, the exact amount which cannot be determined. US$50,000 represents management’s best estimate of these obligations at December 31, 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

24.	BORROWINGS

Exchangeable notes

During 2015, the Group issued US$115,000,000 of exchangeable senior notes which will mature on April 1, 2045, subject to earlier repurchase, redemption or exchange. The notes are senior unsecured obligations and accrue interest at an annual rate of 4%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2015. The notes are convertible into ordinary shares of the parent entity at the applicable exchange rate, at any time prior to the close of business on the second business day immediately preceding the maturity date, at the option of the holder, or repayable on April 1, 2045. The conversion rate is 47.112 ADSs per $1,000 principal amount of notes, equivalent to an exchange price of approximately $21.88 per ADS. The exchange rate is subject to adjustment upon the occurrence of certain events, but will not be adjusted for any accrued and unpaid interest. The notes include a number of non-financial covenants, all of which were complied with at December 31, 2017.

The notes include a number of put and call options, and these embedded derivatives are measured at fair value through the Consolidated Statement of Operations. The first date on which holders can exercise their put option is April 1, 2022. If the put option is exercised, the issuer has to repurchase the notes at par. The embedded derivatives are summarised as follows:

	December 31, 2017 US$’000	December 31, 2016 US$’000
Non-current assets
Exchangeable note bond call option	360	—

Non-current liabilities
Exchangeable note equity conversion option	440	3,970
Exchangeable note bond put option	1,790	290

	2,230	4,260

Total value of embedded derivatives – net liability	1,870	4,260

Financial income in the consolidated statement of operations for the year includes US$2,390,000 (2016: US$2,270,000) arising from the revaluation of embedded derivatives at fair value at December 31, 2017.

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

	December 31, 2017 US$’000	December 31, 2016 US$’000
Balance at 1 January	92,232	91,514
Accretion interest	723	718

	92,955	92,232

	December 31, 2017 US$’000	December 31, 2016 US$’000
Exchangeable senior notes	92,955	92,232
Total value of embedded derivatives – liability	2,230	4,260

Total non-current liabilities	95,185	96,492

This liability will accrete back to its nominal value of US$115,000,000 over the term of the debt using an effective interest rate methodology. Financial expense in the consolidated statement of operations for the year includes US$723,000 (2016: US$718,000) of accretion interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

25.	FINANCE LEASE LIABILITIES

Certain manufacturing equipment are held under finance lease arrangements following sale and leaseback transactions during the year, with a carrying value of US$51,000 as of December 31, 2017 (2016: US$1,459,000). The repayment period of finance leases is between 3 and 5 years. Finance leases are secured by the related assets held under the finance lease, and the carrying values of finance lease liabilities at December 31, 2017 are as follows:

	December 31, 2017 US$’000	December 31, 2016 US$’000
Current liabilities
Finance lease liabilities	354	273

	354	273

Non-current liabilities	532	732

Finance lease liabilities	532	732

Finance lease liabilities

Finance lease liabilities are payable as follows:

	December 31, 2017 US$’000
	Minimum lease payments	Interest	Principal
Less than one year	387	33	354
In more than one year, but not more than two	381	17	364
In more than two years but not more than five	170	2	168

	938	52	886

	December 31, 2016 US$’000
	Minimum lease payments	Interest	Principal
Less than one year	313	40	273
In more than one year, but not more than two	313	27	286
In more than two years but not more than five	462	16	446

	1,088	83	1,005

Terms and debt repayment schedule

The terms and conditions of outstanding interest bearing loans and borrowings at December 31, 2017 are as follows:

Facility	Currency	Nominal interest rate	Year of maturity	Fair Value	Carrying Value
Finance lease liabilities	Euro	4.54%	2020	835	835
Finance lease liabilities	USD	5.51%	2019	51	51

Total interest-bearing loans and borrowings				886	886

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

25.	FINANCE LEASE LIABILITIES (CONTINUED)

The terms and conditions of outstanding interest bearing loans and borrowings at December 31, 2016 were as follows:

Facility	Currency	Nominal interest rate	Year of maturity	Fair Value	Carrying Value
Finance lease liabilities	Euro	4.54%	2020	1,005	1,005

Total interest-bearing loans and borrowings				1,005	1,005

26.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

The Group has capital commitments authorised and contracted for of US$121,000 as at December 31, 2017 (2016: US$220,000).

(b)	Leasing Commitments

The Group leases a number of premises under operating leases. The leases typically run for periods up to 25 years. Lease payments are reviewed periodically (typically on a 5 year basis) to reflect market rentals. Operating lease commitments payable during the next 12 months amount to US$2,693,000 (2016: US$3,215,000) payable on leases of buildings at Bray, Ireland, Jamestown, Buffalo and Amherst, New York, Acton, Massachusetts, Carlsbad, California, Sao Paulo, Brazil and Extrema, Brazil. US$92,000 (2016: US$663,000) of these operating lease commitments relates to leases whose remaining term will expire within one year, US$182,000 (2016: US$Nil) relates to leases whose remaining term expires between one and two years, US$1,014,000 (2016: US$1,323,000) between two and five years and the balance of US$1,405,000 (2016: US$1,229,000) relates to leases which expire after more than five years. See Note 27 for related party leasing arrangements.

Future minimum operating lease commitments with non-cancellable terms in excess of one year are as follows:

Year ended
2017
Operating leases
US$’000
2018	2,693
2019	2,409
2020	1,947
2021	1,776
2022	1,654
Later years	11,660

Total lease obligations	22,139

Year ended
2016
Operating leases
US$’000
2017	3,215
2018	2,483
2019	2,183
2020	1,855
2021	1,261
Later years	11,451

Total lease obligations	22,448

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

26.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

For future minimum finance lease commitments, in respect of which the lessor has a charge over the related assets, see Note 25.

(c)	Bank Security

The Group repaid in full its bank borrowings in April 2010, at which point all previous charges against Group assets were released. At December 31, 2017 Group borrowings were at fixed rates of interest and consisted entirely of Euro denominated finance leases, refer to Note 25. The banks providing the finance leases have a charge over the equipment for which the lease pertains.

(d)	Group Company Guarantees

Pursuant to the provisions of Section 357, Irish Companies Act, 2014, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, Trinity Research Limited, Benen Trading Limited and Trinity Biotech Financial Services Limited subsidiary undertakings in the Republic of Ireland, for the financial year to December 31, 2017 and, as a result, these subsidiary undertakings have been exempted from the filing provisions of Section 357, Irish Companies Act, 2014. Where the Company enters into these guarantees of the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the company will be required to make a payment under the guarantee. The Company does not enter into financial guarantees with third parties.

(e)	Government Grant Contingencies

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at December 31, 2017. However if the income were to become repayable, the maximum amounts repayable as at December 31, 2017 would amount to US$3,033,000 (2016: US$2,659,000).

(f)	Litigation

There are also a small number of legal cases being brought against the Group by certain of its former employees. There is a provision for cases where payment is considered by management to be probable. The ultimate resolution of the aforementioned proceedings is not expected to have a material adverse effect on the Group’s financial position, results of operations or cash flows.

(g)	Licence Agreement Dispute

A dispute arose over the application of the terms of a licence agreement to which the Company is a party. Rather than undergo a lengthy and costly legal dispute, both parties reached a mutually acceptable agreement in early 2018. The parties intend to sign an agreement in 2018 that extends the term of the licence and settles the dispute in relation to past royalties. There is an accrual of US$497,000 relating to the pending settlement, comprising the agreed amount of back royalties covering a period of five years plus estimated legal fees incurred up to the point of settlement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

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

In November 2002, the Group entered into an agreement for a 25 year lease with JRJ for offices that have been constructed adjacent to its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$432,000) is payable from January 1, 2004. There was a rent review performed on this premises in 2009 and further to this review, there was no change to the annual rental charge.

In December 2007, the Group entered into an agreement with Mr. O’Caoimh and Dr Walsh pursuant to which the Group took a 25-year lease on an additional 43,860 square foot manufacturing facility in Bray, Ireland at a rate of € 17.94 per square foot (including fit out) giving a total annual rent of €787,000 (US$892,000).

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises. At December 31, 2017 there were no rental payments outstanding (2016: Nil).

Compensation of key management personnel of the Group

At December 31, 2017, 2016 and 2015 the key management personnel of the Group were made up of three key personnel: the two executive directors; Mr Ronan O’Caoimh and Dr Jim Walsh and Mr Kevin Tansley, our Chief Financial Officer/Executive Director. Kevin Tansley was appointed to the board in September 2016 as an Executive Director.

Compensation for the year ended December 31, 2017 of these personnel is detailed below:

	December 31, 2017	December 31, 2016
	US$’000	US$’000
Short-term employee benefits	1,177	1,298
Performance related bonus	223	248
Post-employment benefits	44	41
Share-based compensation benefits	663	1,114

	2,107	2,701

The amounts disclosed in respect of directors emoluments in note 5 includes non-executive directors' fees of US$400,000 (2016: US$400,000) and share-based compensation benefits of US$156,000 (2016: US$181,000). Total directors' remuneration is also included in "personnel expenses" (Note 7) and "(loss)/profit before tax" (Note 5). Share-based compensation benefits included in note 5 exclude capitalised amounts of US$92,000 (2016: US$174,000).

On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by an agreement with Darnick Company, a company wholly-owned by members of Mr O’Caoimh’s immediate family. Directors’ compensation includes payments made to Darnick Company.

Directors’ compensation also includes payments made to Diagnostic Polymers, a company wholly-owned by Jim Walsh and members of his immediate family.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

27.	RELATED PARTY TRANSACTIONS (CONTINUED)

Directors’ and Company Secretary’s interests in the Company’s shares and share option plan

	‘A’ Ordinary Shares	Share options
At January 1, 2017	5,719,706	7,655,004
Exercised	—	—
Granted	—	5,150,000
Expired	—	(315,000)
Forfeited	—	(3,720,000)

At December 31, 2017	5,719,706	8,770,004

	‘A’ Ordinary Shares	Share options
At January 1, 2016	5,695,306	6,015,004
Exercised	—	(60,000)
Granted	—	1,700,000
Shares purchased during the year	24,400	—

At December 31, 2016	5,719,706	7,655,004

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

The last dividend paid by Trinity Research Limited to Rayville Limited was in June 2009 for US$2,830,000.  At the time this amount was immediately lent back by Rayville Limited to Trinity Research Limited. Since then US$1,788,000 of these loans have been repaid and recognised as a compensation expense by the Group. As of December 31, 2016 and December 31, 2017, the remaining amount of the loan was US$1,042,000. As this remaining amount of the original dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2016 and 2017 consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

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

Interest rate risk

Effective and repricing analysis

The following table sets out all interest-earning financial assets and interest bearing financial liabilities held by the Group at December 31, indicating their effective interest rates and the period in which they re-price:

As at December 31, 2017	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 –12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	18	1.4%	23,564	23,564	—	—	—	—
Short-term investments	19	1.4%	34,043	—	34,043	—	—	—
Finance lease receivable	17	4.0%	1,185	267	233	333	352	—
Licence payments	22	3.0%	(1,112)	(1,112)	—	—	—	—
Finance lease payable	25	4.6%	(886)	(176)	(178)	(364)	(168)	—
Exchangeable note	24	4.8%	(92,955)	—	—	—	—	(92,955)

Total			(36,161)	22,543	34,098	(31)	184	(92,955)

As at December 31, 2016	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 –12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	18	0.8%	77,109	77,109	—	—	—	—
Finance lease receivable	17	4.1%	1,330	289	253	392	396	—
Licence payments	22	3.0%	(2,195)	(1,112)	(1,083)	—	—	—
Finance lease payable	25	4.5%	(1,005)	(135)	(138)	(286)	(446)	—
Exchangeable note	24	4.8%	(92,232)	—	—	—	—	(92,232)

Total			(16,993)	76,151	(968)	106	(50)	(92,232)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

28.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

In broad terms, a one-percentage point increase in interest rates would increase interest income by US480,000 (2016: US$770,000) and would not affect the interest expense (2016: nil) resulting in an increase in net interest income of US$480,000 (2016: increase in net interest income of US$770,000).

Interest rate profile of financial assets / liabilities

The interest rate profile of financial assets/liabilities of the Group was as follows:

	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Fixed rate instruments
Fixed rate financial liabilities (licence fees)	(1,112)	(2,195)
Fixed rate financial liabilities (exchangeable note)	(92,955)	(92,232)
Fixed rate financial liabilities (finance lease payables)	(886)	(1,005)
Financial assets (short-term deposits and short-term investments)	48,046	67,265
Financial assets (finance lease receivables)	1,185	1,330
Variable rate instruments
Financial assets (cash and short-term deposits)	9,561	9,844

	(36,161)	(16,993)

Financial assets comprise cash and cash equivalents and short-term investments as at December 31, 2017 and December 31, 2016 (see Note 18 and 19).

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial liabilities at fair value through profit and loss. Therefore a change in interest rates at December 31, 2017 would not affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates at the reporting date would increase interest income by US$480,000 (2016: US$770,000) and would not affect the interest expense in 2017 or 2016; resulting in an increase in interest income of US$480,000 (2016: US770,000). This assumes that all other variables, in particular foreign currency rates, remain constant.

There was no significant difference between the fair value and carrying value of the Group’s trade receivables and trade and other payables at December 31, 2017 and December, 31 2016 as all fell due within 6 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

28.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Liquidity risk

The Group’s operations are cash generating. Short-term flexibility is achieved through the management of the Group’s short-term deposits.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As at December 31, 2017 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade & other payables	20,515	20,515	20,515	—	—	—	—
Exchangeable notes	92,955	115,000	—	—	—	—	115,000
Exchangeable note interest	1,150	126,500	2,300	2,300	4,600	13,800	103,500

	114,620	262,015	22,815	2,300	4,600	13,800	218,500

As at December 31, 2016 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade & other payables	23,607	23,607	22,524	1,083	—	—	—
Exchangeable notes	92,232	115,000	—	—	—	—	115,000
Exchangeable note interest	1,150	131,100	2,300	2,300	4,600	13,800	108,100

	116,989	269,707	24,824	3,383	4,600	13,800	223,100

Foreign exchange risk

The majority of the Group’s activities are conducted in US Dollars. Foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, where considered necessary, the Group pursues a treasury policy which periodically aims to sell US Dollars forward to match a portion of its uncovered Euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro forecasted transactions. Forward contracts normally have maturities of less than one year after the balance sheet date. There were no forward contracts in place as at December 31, 2017.

Foreign currency short term financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are those reported to key management translated into US Dollars at the closing rate:

	EUR	GBP	SEK	CAD	BRL	Other
As at December 31, 2017	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	235	443	5	2,107	443	16
Trade and other receivable	1,396	101		298	1,958	6
Trade and other payables	(1,936)	(16)	(239)	(86)	(2,235)	—

Total exposure	(305)	528	(234)	2,319	166	22

As at December 31, 2016	EUR	GBP	SEK	CAD	BRL	Other
	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	214	520	46	845	371	7
Trade and other receivable	852	157	68	414	1,103	—
Trade and other payables	(1,983)	(29)	(4,528)	(85)	(1,976)	—

Total exposure	(917)	648	(4,414)	1,174	(502)	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

28.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

The Group states its forward exchange contracts at fair value in the balance sheet. The Group classifies its forward exchange contracts as hedging forecasted transactions and thus accounts for them as cash flow hedges.

There were no forward exchange contracts in place at December 31, 2017 or December 31, 2016.

Sensitivity analysis

A 10% strengthening of the US Dollar against the Euro at December 31, 2017 would have increased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Profit or loss US$’000
December 31, 2017
Euro	2,158

December 31, 2016
Euro	1,093

A 10% weakening of the US Dollar against the Euro at December 31, 2017 would have decreased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Profit or loss US$’000
December 31, 2017
Euro	(2,637)

December 31, 2016
Euro	(1,336)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

28.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk is as follows:

	Carrying Value December 31, 2017 US$’000	Carrying Value December 31, 2016 US$’000
Third party trade receivables (Note 17)	17,242	18,340
Finance lease income receivable (Note 17)	1,185	1,330
Cash & cash equivalents (Note 18)	23,564	77,109
Short-term investments (Note 19)	34,043	—

	76,034	96,779

The maximum exposure to credit risk for trade receivables and finance lease income receivable by geographic location is as follows:

	Carrying Value December 31, 2017 US$’000	Carrying Value December 31, 2016 US$’000
United States	8,682	10,201
Euro-zone countries	1,789	1,645
United Kingdom	185	252
Other European countries	21	10
Other regions	7,750	7,562

	18,427	19,670

The maximum exposure to credit risk for trade receivables and finance lease income receivable by type of customer is as follows:

	Carrying Value December 31, 2017 US$’000	Carrying Value December 31, 2016 US$’000
End-user customers	8,200	11,882
Distributors	10,003	7,127
Non-governmental organisations	224	661

	18,427	19,670

Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

Impairment Losses

The ageing of trade receivables at December 31, 2017 is as follows:

	Gross	Impairment	Gross	Impairment
	2017	2017	2016	2016
	US$’000	US$’000	US$’000	US$’000
Not past due	10,770	—	12,275	—
Past due 0-30 days	3,190	31	2,741	8
Past due 31-120 days	1,906	50	1,807	67
Greater than 120 days	4,966	3,509	4,688	3,096

	20,832	3,590	21,511	3,171

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

28.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2017	2016	2015
	US$’000	US$’000	US$’000
Balance at January 1	3,171	2,812	2,205
Charged to costs and expenses	662	415	780
Amounts written off during the year	(243)	(56)	(173)

Balance at December 31	3,590	3,171	2,812

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

Although at December 31, 2017 the Group has no bank debt, it maintains a relationship with a number of lending banks and Trinity Biotech is listed on the NASDAQ which allows the Group to raise funds through equity financing where necessary. During 2015, the Group raised US$115,000,000 through the issuance of 30 year exchangeable senior notes which will mature on April 1, 2045, subject to earlier repurchase, redemption or exchange.

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
DECEMBER 31, 2017

28.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Fair Values

The table below sets out the Group’s classification of each class of financial assets/liabilities, their fair values and under which valuation method they are valued:

		Level 1	Level 2	Total carrying amount	Fair Value
	Note	US$'000	US$'000	US$'000	US$'000
December 31, 2017
Loans and receivables
Trade receivables	17	17,242	—	17,242	17,242
Cash and cash equivalents	18	23,564	—	23,564	23,564
Short-term investments	19	34,043	—	34,043	34,043
Finance lease receivable	15,17	1,185	—	1,185	1,185

		76,034	—	76,034	76,034

Liabilities at amortised cost
Exchangeable note	24	—	(92,955)	(92,955)	(92,955)
Finance lease payable	25	(886)	—	(886)	(886)
Trade and other payables (excluding deferred income)	22	(20,237)	—	(20,237)	(20,237)
Provisions	23	(50)	—	(50)	(50)

		(21,173)	(92,955)	(114,128)	(114,128)

Fair value through profit and loss (FVPL)
Exchangeable note bond call option	24	—	360	360	360
Exchangeable note equity conversion option	24	—	(440)	(440)	(440)
Exchangeable note bond put option	24	—	(1,790)	(1,790)	(1,790)

		—	(1,870)	(1,870)	(1,870)

		54,861	(94,825)	(39,964)	(39,964)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

28.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

	Note	Level 1 US$'000	Level 2 US$'000	Total carrying amount US$'000	Fair Value US$'000
December 31, 2016
Loans and receivables
Trade receivables	17	18,340	—	18,340	18,340
Cash and cash equivalents	18	77,109	—	77,109	77,109
Finance lease receivable	15,17	1,330	—	1,330	1,330

		96,779	—	96,779	96,779

Liabilities at amortised cost
Exchangeable note	24	—	(92,232)	(92,232)	(92,232)
Finance lease payable	25	(1,005)	—	(1,005)	(1,005)
Trade and other payables (excluding deferred income)	22	(24,533)	—	(24,533)	(24,533)
Provisions	23	(75)	—	(75)	(75)

		(25,613)	(92,232)	(117,845)	(117,845)

Fair value through profit and loss (FVPL)
Exchangeable note bond call option	24	—	—	—	—
Exchangeable note equity conversion option	24	—	(3,970)	(3,970)	(3,970)
Exchangeable note bond put option	24	—	(290)	(290)	(290)

		—	(4,260)	(4,260)	(4,260)

		71,166	(96,492)	(25,326)	(25,326)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

29.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The changes in the Group’s liabilities arising from financing activities can be classified as follows:

	Note	Borrowings & derivative financial instruments US$’000	Short-term lease liabilities US$’000	Long-term lease liabilities US$’000

Balance at 1 January 2017	24,25	96,492	273	732
Cash-flows:
Interest paid		(4,600)	—	—
Repayment		—	(295)	—
Proceeds		—	28	24

Non-cash:
Interest charged		4,600	—	—
Exchange adjustment		—	53	71
Accretion interest		723	—	—
Fair value		(2,030)	—	—
Reclassification		—	295	(295)

Balance at 31 December 2017	24,25	98,185	354	532

	Note	Borrowings & derivative financial instruments US$’000	Short-term lease liabilities US$’000	Long-term lease liabilities US$’000

Balance at 1 January 2016		102,734	271	1,042
Cash-flows:
Interest paid		(4,600)	—	—
Repayment		—	(282)	—

Non-cash:
Interest charged		4,600	—	—
Exchange adjustment		—	(5)	(21)
Accretion interest		718	—	—
Fair value		(6,960)	—	—
Reclassification		—	289	(289)

Balance at 31 December 2016	24,25	96,492	273	732

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

30.	POST BALANCE SHEET EVENTS

On January 30, 2018 the Company guaranteed a 15 year lease entered into by its subsidiary Immco Diagnostics, Inc.  The space, which will be used to relocate the Diagnostic Laboratory business and increase manufacturing capacity, is 31,731 square feet located in Amherst, New York. Rent will commence following a construction period as well as a three month free base rent period, which is currently estimated to be in the fourth quarter of 2018.  Annual rent will average US$422,000 and construction costs are expected to be one million after the tenant improvement allowance from the landlord is applied.

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

Key sources of estimation uncertainty

Note 13 contains information about the assumptions and the risk factors relating to goodwill impairment. Note 21 outlines information regarding the valuation of share options and warrants. Note 24 outlines the valuation techniques used by the Company in determining the fair value of exchangeable notes and the associated embedded derivatives. In Note 28, detailed analysis is given about the interest rate risk, credit risk, liquidity risk and foreign exchange risk of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

31.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Critical accounting judgements in applying the Group’s accounting policies

Certain critical accounting judgements in applying the Group’s accounting policies are described below:

Research and development expenditure

Under IFRS as adopted by the EU, the Group writes off research and development expenditure as incurred, with the exception of expenditure on projects whose outcome has been assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues. Such expenditure is capitalised at cost within intangible assets and amortised over its expected useful life of 15 years, which commences when commercial production starts. For further information, refer to note 13.

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

When we determine that the carrying value of intangibles, non-current assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on our estimates of projected net discounted cash flows expected to result from that asset, including eventual disposition. Our estimated impairment could prove insufficient if our analysis overestimated the cash flows or conditions change in the future. For further information, refer to note 13.

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write-off any inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. For further information, refer to note 16.

Allowance for impairment of receivables

We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected. For further information, refer to note 28.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

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

Note 14 to the consolidated financial statements outlines the basis for the deferred tax assets and liabilities and includes details of the unrecognised deferred tax assets at year end. The Group derecognised deferred tax assets arising on unused tax losses except to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilized before they expire. The derecognition of these deferred tax assets was considered appropriate in light of the increased tax losses caused by the restructuring and uncertainty over the timing of the utilization of the tax losses. Except for the derecognition of deferred tax assets there were no material changes in estimates used to calculate the income tax expense provision during 2017, 2016 or 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

32.	GROUP UNDERTAKINGS

The consolidated financial statements include the financial statements of Trinity Biotech plc and the following principal subsidiary undertakings:

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Trinity Biotech plc IDA Business Park, Bray Co. Wicklow, Ireland	Investment and holding company	Ireland	Holding company

Trinity Biotech Manufacturing Limited IDA Business Park, Bray Co. Wicklow, Ireland	Manufacture and sale of diagnostic test kits	Ireland	100%

Trinity Research Limited IDA Business Park, Bray Co. Wicklow, Ireland	Research and development	Ireland	100%

Benen Trading Limited IDA Business Park, Bray Co. Wicklow, Ireland	Trading	Ireland	100%

Trinity Biotech Manufacturing Services Limited IDA Business Park, Bray Co. Wicklow, Ireland	Dormant	Ireland	100%

Trinity Biotech Luxembourg Sarl 1, rue Bender, L-1229 Luxembourg	Investment and provision of financial services	Luxembourg	100%

Trinity Biotech Inc Girts Road, Jamestown, NY 14702, USA	Holding Company	U.S.A.	100%

Clark Laboratories Inc Trading as Trinity Biotech (USA) Girts Road, Jamestown NY14702, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Mardx Diagnostics Inc 5919 Farnsworth Court Carlsbad CA 92008, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Fitzgerald Industries International, Inc 2711 Centerville Road, Suite 400 Wilmington, New Castle Delaware, 19808, USA	Management services company	U.S.A.	100%

Biopool US Inc (trading as Trinity Biotech Distribution) Girts Road, Jamestown NY14702, USA	Sale of diagnostic test kits	U.S.A.	100%

Primus Corporation 4231 E 75th Terrace Kansas City, MO 64132, USA	Manufacture and sale of diagnostic test kits and instrumentation	U.S.A.	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

32.	GROUP UNDERTAKINGS (CONTINUED)

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Phoenix Bio-tech Corp. 1166 South Service Road West Oakville, ON L6L 5T7 Canada.	Manufacture and sale of diagnostic test kits	Canada	100%

Fiomi Diagnostics Holding AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Holding Company	Sweden	100%

Fiomi Diagnostics AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Discontinued operation	Sweden	100%

Trinity Biotech Do Brasil Rua Claudio Soares Sao Paulo Brazil	Sale of diagnostic test kits	Brazil	100%

Trinity Biotech (UK) Ltd 184 Cambridge Science Park Cambridge CB4 0GA United Kingdom	Sales & marketing activties	UK	100%

Immco Diagnostics Inc 60 Pineview Drive Buffalo NY 14228, USA	Manufacture and sale of autoimmune products and laboratory services	U.S.A.	100%

Nova Century Scientific Inc 5022 South Service Road Burlington Ontario Canada	Manufacture and sale of autoimmune products	Canada	100%

Trinity Biotech Investment Ltd PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands	Investment and provision of financial services	Cayman Islands (Incorporated March 20, 2015)	100%

33.	AUTHORISATION FOR ISSUE

These Group consolidated financial statements were authorised for issue by the Board of Directors on April 20, 2018.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

TRINITY BIOTECH PLC

By	/s/ RONAN O’CAOIMH
Mr Ronan O’Caoimh
Director/
Chief Executive Officer

Date: April 20, 2018

By:	/s/ KEVIN TANSLEY
Mr Kevin Tansley
Company secretary/
Chief Financial Officer

Date: April 20, 2018

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