Form 20-F
period 2018-12-31
TRINITY BIOTECH PLC
filed 2019-05-14
CIK 888721

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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
(as of December 31, 2018)

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

Yes ☐   No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statements on Form F-3 No. 333-203555 and Form S-8 File Nos. 333-     166590, 333-182279, 333-195232 and 333-124384

General

As used herein, references to “we”, “us”, “Trinity Biotech” or the “Group” in this Form 20-F shall mean Trinity Biotech plc and its world-wide subsidiaries, collectively. References to the “Company” in this annual report shall mean Trinity Biotech plc.

Our financial statements are presented in US Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The IFRS applied are those effective for accounting periods beginning January 1, 2018. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. All references in this annual report to “Dollars” and “$” are to US Dollars, and all references to “Euro” or “€” are to European Union Euro. Except as otherwise stated herein, all monetary amounts in this annual report have been presented in US Dollars. For presentation purposes all financial information, including comparative figures from prior periods, have been stated in round thousands.

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

The following selected consolidated financial data of Trinity Biotech as at December 31, 2018 and 2017 and for each of the years ended December 31, 2018, 2017 and 2016 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto set forth in Item 18 of this Annual Report. The selected consolidated financial data as at December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and December 31, 2014 are derived from the audited consolidated financial statements not appearing in this Annual Report. This data should be read in conjunction with the financial statements, related notes and other financial information included elsewhere herein.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

	Year ended December 31,
	2018 US$‘000	2017 US$‘000	2016 US$‘000	2015 US$‘000	2014 US$‘000
Revenues	97,035	99,140	99,611	100,195	104,872
Cost of sales	(55,586)	(57,250)	(56,127)	(53,683)	(55,496)

Gross profit	41,449	41,890	43,484	46,512	49,376
Other operating income	102	100	239	288	424
Research and development expenses	(5,369)	(5,657)	(5,040)	(5,069)	(4,291)
Selling, general and administrative expenses	(29,477)	(32,246)	(30,366)	(28,225)	(30,071)
Selling, general and administrative expenses - impairment charges and inventory write-off/provision	(26,932)	(41,755)	(48,165)	—	—

Operating (loss)/profit	(20,227)	(37,668)	(39,848)	13,506	15,438
Financial income	2,124	3,198	3,147	13,491	97
Financial expenses	(5,080)	(5,405)	(5,439)	(4,054)	(132)

Net financing (expense)/income	(2,956)	(2,207)	(2,292)	9,437	(35)

(Loss)/Profit before tax	(23,183)	(39,875)	(42,140)	22,943	15,403
Income tax credit/(expense)	525	1,214	3,557	(756)	(479)

(Loss)/Profit for the year	(22,658)	(38,661)	(38,583)	22,187	14,924

(Loss)/Profit for the year on discontinued operations	568	(1,609)	(62,042)	(391)	2,290

(Loss)/Profit for the year (all attributable to owners of the parent)	(22,090)	(40,270)	(100,625)	21,796	17,214

Basic (loss)/earnings per ADS (US Dollars)	(1.06)	(1.86)	(4.38)	0.94	0.76
Diluted (loss)/earnings per ADS (US Dollars)	(1.06)	(1.86)	(4.38)	0.46	0.73
Basic (loss)/earnings per ‘A’ ordinary share (US Dollars)	(0.26)	(0.47)	(1.10)	0.24	0.19
Diluted (loss)/earnings per ‘A’ ordinary share (US Dollars)	(0.26)	(0.47)	(1.10)	0.12	0.18
Weighted average number of shares used in computing basic EPS per ADS	20,903,227	21,621,602	22,964,703	23,161,773	22,749,726
Weighted average number of shares used in computing diluted EPS per ADS	25,877,205	26,877,544	28,299,399	27,407,793	23,717,747
Weighted average number of shares used in computing basic EPS per ‘A’ ordinary share	83,612,908	86,486,409	91,858,813	92,647,091	90,998,904
Weighted average number of shares used in computing diluted EPS per ‘A’ ordinary share	103,508,820	107,510,179	113,197,598	109,631,172	94,870,988

The adoption of IFRS 15 in 2018 did not change the financial data presented in previous years for December 31, 2017, 2016, 2015 and 2014 year-end.

Consolidated Balance Sheet Data

	December 31, 2018 US$’000	December 31, 2017 US$’000	December 31, 2016 US$’000	December 31, 2015 US$’000	December 31, 2014 US$’000
Net current assets (current assets less current liabilities)	69,057	91,362	108,208	143,085	46,888
Non-current liabilities	(90,001)	(106,549)	(115,585)	(129,646)	(23,809)
Total assets	151,659	192,974	249,592	363,683	242,838
Capital stock	1,213	1,213	1,213	1,209	1,192
Shareholders’ equity	44,054	65,196	108,727	213,892	196,972

There were no dividends declared or paid during 2018 in respect of the fiscal year 2017 (no dividends paid in 2017 in respected of the fiscal year 2016, no dividends paid in 2016 in respect of the fiscal year 2015, final dividend of 22 cents per ADS was paid in 2015 in respect of the fiscal year 2014, 22 cents per ADS paid in 2014 in respect of the fiscal year 2013).

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

•
Our long-term viability and growth will depend upon the successful discovery, development and commercialization of other products from our research and development (“R&D”) activities. In order to remain competitive, we are committed to significant expenditures on R&D and the commercialization of new or enhanced products. The R&D process generally takes a significant amount of time from product inception to commercial launch. However, there is no certainty that this investment in research and development will yield technically feasible or commercially viable products. We may have to abandon a new or enhanced product or a product during its development phase in which we have invested substantial time and money. During the fiscal years ended December 31, 2018, 2017 and 2016, we incurred US$9.9 million, US$10.4 million and US$17.4 million, respectively, in capitalised R&D expenses. We expect to continue to incur significant costs related to our research and development activities.

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

•
We have invested in research and development but there can be no guarantees that our R&D programmes will not be rendered technologically obsolete or financially non-viable by the technological advances of our competitors, which would also adversely affect our existing product lines and inventory. The main competitors of Trinity Biotech (and their principal products with which Trinity Biotech competes) include: Abbott Diagnostics (AxSYM™, IMx™, i-STAT®, Determine™, Wampole™, Athena™, Biosite Triag®), Arkray (HA-8180), Bio-Rad (Bio-Plex™, Variant II, Turbo and D10™), Diasorin Inc. (Liasion™, ETIMAX™), The Carlyle Group – Ortho Clinical Diagnostics (Vitros™), OraSure Technologies, Inc. (OraQuick®), Roche Diagnostics (COBAS AMPLICOR™, Ampliscreen™, Accutrend™, Tina Quant™), Siemens – Beckman Coulter (Uni-Cel), Siemens – Dade-Behring (BEP 2000, Enzygnost®), Siemens – Bayer (Centaur™), Siemens – DPC (Immulite™), Thermo Fisher (Konelab™) and Tosoh (G8™).

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

•
Our facilities and our clinical investigational sites operate under procedures that govern the conduct and management of FDA-regulated clinical studies under 21 CFR Parts 50, 56 and 812, and Good Clinical Practices. Although the majority of our in-vitro diagnostic (“IVD”) clinical studies meet the definition of exempted investigations under 21 Part 812 and are exempt from the Investigational Device Exemption (“IDE”) regulations in 21 CFR Part 812, we are still required to meet the requirements of 21 CFR Parts 50 and 56 for informed consent and Institutional Review Board (“IRB”) approval. FDA may conduct Bioresearch Monitoring (“BiMo”) inspections of us and/or our clinical sites to assess compliance with FDA regulations, our procedures, and the clinical protocol. If the FDA were to find that we or our clinical investigators are not operating in compliance with applicable regulations, we could be subject to the above FDA enforcement action as well as refusal to accept all or part of our data in support of a 510(k) or PMA and/or we may need to conduct additional studies.

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

•
For example, we obtained 510(k) clearance for our Primus Variant System for the separation and quantification of normal and abnormal haemoglobin species as an aid in the diagnosis of haemoglobinopathies. The sample type used by this system was blood tubes. We subsequently introduced two systems based on the original Primus Variant System and they were named as ultra² GeneSys Variant System and ultra² Resolution Variant System. The primary focus of the GeneSys was on newborn screening using Dried Blood Spots as the sample type, while the Resolution was intended for confirmatory testing on the adult population using blood tubes as the sample type. We determined that these modifications to the indications for use were within our existing clearance and did not require the submission of a new 510(k) notification. The FDA stated that the use of Dried Blood Spots was not part of the original submission and represented a new modified Intended Use. The FDA informed us that it disagreed with our decision not to seek new 510(k) clearances for these modifications, and we filed new 510(k) notifications to obtain clearance for these indications. The FDA rejected our filing on the basis that the predicate devise chosen did not meet their requirements. Additionally the FDA asked us to withdraw our product from the market. This has been done in order to stay compliant. A new filing is underway using the predicate device indicated by the FDA. The new application is expected to be filed in the second quarter of 2019.

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

•
the Physician Self-Referral Law, also known as the “Stark Law”, which provides for strict liability for referrals by physicians to entities with which they or their immediate family members have a financial arrangement for certain designated health services, including clinical laboratory services provided by our CLIA-certified laboratory owned and operated by our subsidiary Immco Diagnostics Inc., that are reimbursable by federal healthcare programs, unless an exception applies. Penalties for violating the Stark Law include denial of payment, civil monetary penalties of up to fifteen thousand dollars per claim submitted, and exclusion from federal health care programs, as well as a penalty of up to one-hundred thousand dollars for attempts to circumvent the law;

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

We have incurred substantial debt, which could impair our flexibility and access to capital and adversely affect our financial position.

As of December 31, 2018, we had total indebtedness with a carrying value of approximately US$82.2 million, which included US$81.6 million of outstanding indebtedness under our 4% exchangeable notes due in 2045. The exchangeable notes have a nominal amount of US$99.9 million and include a number of put and call options. The earliest date on which holders can require Trinity Biotech to repurchase their notes at par is April 1, 2022.

Our debt may:

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;

•	limit our ability to use our cash flow or obtain additional financing for working capital, capital expenditures, acquisitions or other general business purposes;

•	require us to use a substantial portion of our cash flow from operations to make debt service payments;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	result in dilution to our existing shareholders in the event exchanges of the exchangeable notes are settled in our ordinary shares;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions.

In addition, the holders of the exchangeable notes have the ability to require us to repurchase their notes for cash if we undergo certain fundamental changes, such as specified change of control transactions, our liquidation or dissolution, or the delisting of our ordinary shares from the Nasdaq Global Market. Moreover, upon exchange of the exchangeable notes, unless we elect to deliver only our ordinary shares to settle such exchange, we will be required to make cash payments in respect of the exchangeable notes. It is our intent and policy to settle the principal amount of the exchangeable notes in cash upon exchange. However, we may not have enough available cash or be able to obtain financing at the time we are required to make any required repurchases of surrendered exchangeable notes or to pay cash upon exchanges of the exchangeable notes. Our failure to repurchase the exchangeable notes at a time when the repurchase is required by the indentures governing the exchangeable notes or to pay any cash payable on future exchanges of the exchangeable notes as required by the indentures governing the exchangeable notes would constitute a default under that indenture. A default under those indentures could also lead to a default under other debt agreements or obligations, including the amended credit agreement. If the repayment of the related indebtedness were to be accelerated, we may not have sufficient funds to repay the related indebtedness, which could have a material adverse effect on our financial condition and our business. In this regard, if we are unable to repay amounts under the amended credit agreement, the lenders under the amended credit agreement could proceed against the collateral granted to them to secure that debt, which would seriously harm our business.

To the extent we are unable to repay our debt as it becomes due with cash on hand or from other sources, we will need to refinance our debt, sell assets or repay the debt with the proceeds from equity offerings. Additional indebtedness or equity financing may not be available to us in the future for the refinancing or repayment of existing debt, or if available, such additional debt or equity financing may not be available on a timely basis, or on terms acceptable to us and within the limitations specified in our then existing debt instruments. In addition, in the event we decide to sell additional assets, we can provide no assurance as to the timing of any asset sales or the proceeds that could be realized by us from any such asset sale.

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

•
Trinity Biotech has global product liability insurance in place for its manufacturing subsidiaries up to a maximum of €6,500,000 (US$7,440,000) for any one accident, limited to a maximum of €6,500,000 (US$7,440,000) in any one year period of insurance. A deductible of €5,000 ($5,700) for each claim and every claim increasing to US$25,000 in respect of USA/Canada is applicable to each insurance event that may arise. There can be no assurance that our product liability insurance is sufficient to protect us against liability that could have a material adverse effect on our business. In addition, although we believe that we will be able to continue to obtain adequate coverage in the future, there is no assurance that we will be able to do so at acceptable costs.

Significant interruptions in production at our principal manufacturing facilities and/or third-party manufacturing facilities would adversely affect our business and operating results.

•
Products manufactured at our facilities in Bray, Ireland, Jamestown and Buffalo, New York, Kansas City, Missouri and Carlsbad, California comprised approximately 81% of revenues during the fiscal year ended December 31, 2018. Our global supply of these products and services is dependent on the uninterrupted and efficient operation of these facilities. In addition, we currently rely on a small number of third-party manufacturers to produce certain of our diagnostic products and product components.

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

•
Trinity Biotech’s success is dependent to a large extent upon the contributions of certain key management personnel. Our key employees at December 31, 2018 were Ronan O’Caoimh, our CEO and Chairman, Jim Walsh, Executive Director, and Kevin Tansley, our CFO/Executive Director. We may not be able to attract or retain a sufficient number of qualified employees in the future due to the intense competition for qualified personnel among medical products and other life science businesses.

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

 The results of the U.K.'s referendum on withdrawal from the E.U. may have a negative effect on global economic conditions, financial markets and our business.

•
The United Kingdom (“U.K.”) held a referendum in June 2016 which resulted in a majority voting in favor of the U.K. withdrawing from the E.U. (commonly referred to as “Brexit”). The U.K. will continue to be a member of the E.U. until the expiration of a two-year notice period, following the U.K.’s formal notification to the European Council under Article 50 of the Treaty on European Union (which occurred on March 29, 2017), or until such other date as is agreed by all 28 member states of the E.U., unless prior to any such date the U.K. elects to revoke its formal Article 50 notification to the European Council. While the U.K. government and the European Commission have agreed to the terms of a withdrawal agreement, on January 16, 2019, the U.K. Parliament voted against the withdrawal agreement in its current form. There is currently no certainty that the withdrawal agreement will be ratified by, in particular, the U.K. Parliament or the European Parliament or the European Council. Consequently, the terms on which, and the date on which, the U.K. will withdraw from the E.U. (if at all) remain difficult to predict. In addition, it is expected that, if and when the U.K. withdraws from the E.U., the U.K. and the E.U. will hold further negotiations seeking to establish the terms of the long-term trading relationship between the U.K. and the E.U.

•
The referendum and the political negotiation surrounding the terms of the U.K.’s withdrawal from the E.U. have created significant uncertainty about the future relationship between the U.K. and the E.U., including with respect to the laws and regulations that will apply. This is because if the U.K. withdraws from the E.U. (and subject to the terms of any withdrawal agreement), the U.K. will determine which E.U.-derived laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other E.U. member states to consider withdrawal, while the U.K.’s withdrawal negotiation process has increased the risk of governmental change in the U.K. as well as the possibility of a further referendum concerning Scotland’s independence from the rest of the U.K.

•
If the U.K. does not hold European Parliament elections in May 2019, it will leave the E.U. on June 1, 2019. This exit date appears to be unlikely as the elections are planned to take place. If no withdrawal agreement is reached by October 31, 2019, the U.K.’s membership of the E.U. could terminate under a so-called “hard Brexit.” Under this scenario, there could be increased costs from the imposition of tariffs on trade or non-tariff barriers between the U.K. and E.U., shipping delays because of the need for customs inspections and temporary shortages of certain goods. Any of the foregoing might cause our U.K. suppliers to pass along these increased costs, if realized, to us in the U.K. In addition, trade and investment between the U.K., the E.U. and other countries would be impacted by the fact that the U.K. currently operates under tax and trade treaties concluded between the E.U. and other countries. Following a “hard Brexit”, the U.K. would need to negotiate its own tax and trade treaties with other countries, as well as with the E.U.

•
These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global, regional and/or national economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity, result in changes to currency exchange rates, tariffs, treaties, taxes, import/export regulations, laws and other regulatory matters, and/or restrict our access to capital and the free movement of our employees, which could have a material adverse effect on our financial position, operating results or cash flows. Approximately 0.8% of our total revenues were generated in the U.K. for the year ended December 31, 2018.

Our sales and operations are subject to the risks of fluctuations in currency exchange rates.

•
A substantial portion of our operations is based in Ireland and Europe is one of our main sales territories. As a result, changes in the exchange rate between the U.S. Dollar and the Euro can have significant effects on our results of operations. In addition, in markets where we invoice in U.S. Dollars but where the local currency has weakened, we have been required to reduce our pricing in order to preserve our competiveness. The Group has an exposure to the Canadian Dollar through its two Canadian entities (Nova Century Scientific and Phoenix Biotech) and to the Brazilian Real through its Brazilian entity. The Group also has revenues and costs denominated in British Sterling. The discontinued operation in Sweden, Fiomi Diagnostics, also gives us a Swedish Krona exposure.

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

•
The total share options exercisable at December 31, 2018, as described in Item 18, Note 20 to the consolidated financial statements, are convertible into American Depository Shares (ADSs), 1 ADS representing 4 “A” Ordinary Shares. The exercise of the share options exercisable will likely occur only when the conversion price is below the trading price of our ADSs and will dilute the ownership interests of existing shareholders. For instance, should the options of the 6,091,864 “A” Ordinary Shares (1,522,966 ADSs) exercisable at December 31, 2018 be exercised, Trinity Biotech would have to issue 6,091,864 additional “A” Ordinary Shares (1,522,966 ADSs). On the basis of 96,162,410 “A” Ordinary Shares outstanding at December 31, 2018, this would effectively dilute the ownership interest of the existing shareholders by approximately 6%.

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

•
We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and acquired indefinite life intangible assets are subject to impairment review on an annual basis and whenever potential impairment indicators are present. Other long-lived assets are reviewed when there is an indication that an impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet is US$53 million (2017: US$65 million). In 2018, we recorded total impairment charges of US$27 million (2017: US$42 million). We may record further significant impairment charges in the future if there are changes in market conditions, a significant reduction in share price or other changes in the future outlook. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain non-cash impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

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

•	Trinity Biotech currently owns 6 U.S. patents with remaining patent lives varying from 2 years to 15 years.

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

•
A significant portion of our business is located in the U.S. and is subject to income and other taxes in the U.S. and our operations, plans and results are affected by tax and other initiatives. In December, 2017, the U.S. Government enacted comprehensive tax legislation known as the Tax Cuts and Jobs Act. This legislation made broad and complex changes to the U.S. tax code, including but not limited to reducing the corporate tax rate from 35% to 21%, requiring a one-time mandatory deemed repatriation of certain deferred foreign earnings tax on and accelerating first year expensing of certain capital expenditures. The legislation also introduced new tax laws affecting our taxable income, which includes, but is not limited to, a new provision designed to tax global intangible low taxed income, limitations on the deductibility of certain executive compensation, creating a base erosion anti-abuse tax and modifying or repealing many deductions and credits. The ultimate impacts of the Tax Act may differ from the Company’s estimates due to changes in the interpretations and assumptions made, as well as any forthcoming regulatory guidance. The changes to the tax code could also affect our valuation of deferred tax assets and liabilities. Any such change in valuation would have a material impact on our income tax expense and deferred tax balances.

Our laboratory business could be harmed from the loss or suspension of a license or imposition of a fine or penalties under, or future changes in, the law or regulations of the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”), or those of other state or local agencies.

•
Our laboratory operated by our subsidiary Immco Diagnostics Inc. is subject to CLIA, which is administered by CMS and extends federal oversight to virtually all clinical laboratories by requiring that they be certified by the federal government or by a federally-approved accreditation agency. CLIA is designed to ensure the quality and reliability of clinical laboratories by, among other things, mandating specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. Laboratories must undergo on-site surveys at least every two years, which may be conducted by the Federal CLIA program or by a private CMS approved accrediting agency such as the College of American Pathologists, among others. The sanction for failure to comply with CLIA requirements may be suspension, revocation or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as significant fines and/or criminal penalties.

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

Following the withdrawal of the FDA 510(k) submission for Troponin-I in October 2016, the company has closed the Sweden product development and manufacturing facilities and continues to evaluate future applications for this advanced technology platform.

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

Principal Markets

The primary market for Trinity Biotech’s diagnostic products is the Americas (which consists principally of North America and South America). During fiscal year 2018, 59% (US$57.5 million) (2017: 60% or US$59.5 million) (2016: 62% or US$61.6 million) of the Group’s total revenues were derived from products sold in the Americas. Sales in the non-Americas (principally European, Asian and African countries) represented 41% (US$39.5 million) of total sales for fiscal year 2018 (2017: 40% US$39.6 million) (2016: 38% or US$38.0 million).

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

The Future of Point-Of Care at Trinity Biotech

In Africa, HIV testing typically involves using a point-of-care rapid test for screening followed by a different rapid test as the confirmatory test. Our Uni-Gold™ HIV product is the dominant confirmatory HIV test in the African market and has been the gold standard for over 15 years. It is the confirmatory test of choice in the vast majority of significant African countries.

Point-Of-Care is strategically key to the growth of Trinity Biotech. Central to this growth will be a new HIV screening test, TrinScreen HIV, which we are in the process of developing. Trinity Biotech has not previously competed in the larger screening market, which is valued at over US$150 million with just a small number of market participants. TrinScreen will not jeopardise our existing confirmatory business as it employs a different HIV antigen to the existing Uni-Gold™ HIV test. In other words, countries will be able to use the TrinScreen test and the Uni-Gold™ HIV test as part of their testing programme.  Our strategy is to leverage existing brand equity of Trinity Biotech in African markets to take market share in the screening market. This initiative will be supported by increased sales and marketing resources in the African market. Market opportunities for the TrinScreen product also exist in other territories.

The Trinity Biotech Uni-Gold™ S. pneumoniae, Uni-Gold™ Legionella, Uni-Gold™ C. difficile and Uni-Gold™ Syphilis are all Conformité Européenne (“CE”) marked and we will concentrate on international markets with them.

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

The vast majority of the infectious diseases product line of Trinity Biotech is FDA cleared for sale in the United States and CE marked in Europe. Products are sold in over 100 countries, with the focus on the Americas, Europe and Asia. The infectious disease products are sold through the sales and marketing organisation of Trinity Biotech to clinical and reference laboratories directly in the U.S. and U.K. and through independent distributors and strategic partners in other countries.

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

Trinity Biotech manufactures its own A1c instrument, the Premier Hb9210, which was launched in Europe and obtained FDA approval in late 2011. In Europe, Trinity Biotech distributes Premier Hb9210 through its partner Menarini Diagnostics. In the USA and Brazil, Trinity Biotech sells the Premier Hb9210 through its direct sales organisation. In the rest of the world, we sell the Premier Hb9210 through a network of distributors. The Premier’s unique features, cost structure and core technology enables it to compete in most economies and settings.

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

Trinity Biotech has launched Premier Resolution, its next generation Haemoglobinapothy Analyzer. The Premier Resolution was launched in Europe and the Middle East after undergoing rigorous and successful field trials. In 2019 the Resolution will be introduced in the USA with FDA approval expected during the year. The Resolution uses an internally developed column as well as state of the art hardware and software innovations in order to provide unparalleled detection of variants. It is a best in class analyser that will enable Trinity to expand upon its leading position as a key supplier to this highly specialised segment.

The point-of-care segment of the HbA1c market is addressed by the Tri-stat system. The Tri-stat offers rapid, precise analysis in a simple and highly cost effective manner. Using boronate affinity technology and a two phase optical system, three samples can be analysed simultaneously and all three results reported in just 10 minutes. In 2018, a new, second generation Tri-stat analyser was launched outside of the US market.

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

Blood Bank Screening

Trinity Biotech’s blood bank business unit manufactures a number of products to screen donated blood for transfusion-transmissible infections.

Trinity Biotech manufactures enzyme-linked immunosorbent (“ELISA”), for the detection of Syphilis and Malaria. These products are sold through distributor sales channels and are manufactured under original equipment manufacturer agreements for other major third party diagnostic companies. The business is not currently operating in the United States.

Sales and Marketing

Trinity Biotech sells its product through its own direct sales force in the United States. Our sales team in the United States is responsible for marketing and selling the Trinity Biotech range of Point-Of-Care, Infectious Diseases, Haemoglobins, Autoimmune and Clinical Chemistry products.

Through its international sales and marketing organisation, which is located in Ireland, Trinity Biotech sells:

•	Its Clinical Chemistry product range directly to hospitals and laboratories in Germany and France;

•	Infectious Diseases and Clinical Chemistry product ranges directly to hospitals and laboratories in the UK; and

•	All product lines through independent distributors and strategic partners in a further 114 countries.

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

Licences

Trinity Biotech has entered into a number of key licensing arrangements including the following:

Immco entered into a license agreement on January 19, 2012, and subsequently an amended license agreement on June 14, 2018. The license pertains to any product or service relating to identifying indicators of Sjogren’s disease. The agreement is effective through January 21, 2036 and is worldwide in scope. Royalties are payable based on agreement in place.

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

Each of the key licensing arrangements disclosed under this subheading terminates on the date expiration or adjudication of invalidity or unenforceability of the last of the particular licensed patents covered by the respective agreement. Each licensor has the right to terminate the arrangement in the event of non-performance by Trinity Biotech. The key licensing arrangements, with the exception of the agreement entered into in 2013 which provides for the payment of a lump sum licence fee, require the Group to pay a royalty to the licence holder which is based on sales of the products which utilise the relevant technology being licensed. The royalty rates vary from 1.6% to 12.5% of sales. The total amount paid by Trinity Biotech under key licensing arrangements in 2018 was US$442,000 (2017: US$709,000).

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

The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors.  As 59% of Trinity Biotech’s 2018 revenues were generated in the Americas (with a large concentration of this in the United States) and as the United States represents a substantial proportion of the worldwide diagnostics market, an overview of FDA regulation has been included below.

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

Per the IDE regulations, clinical studies that involve investigational devices are divided into two categories, based on the type of device.  Studies of devices considered by the agency to present a significant risk require prior approval by an Institutional Review Board (“IRB”), informed consent of patients, and FDA approval of an IDE application, which details in part the clinical study protocol, pursuant to 21 C.F.R. § 812.  A significant risk device study is defined as a study of a device that presents a potential for serious risk to the health, safety, or welfare of a subject and falls into at least one of the following categories: (1) it is intended as an implant; (2) it is used in supporting or sustaining human life; (3) it is of substantial importance in diagnosing, curing, mitigating or treating a disease, or otherwise prevents impairment of human health; or (4) it otherwise presents a potential for serious risk to the health, safety, or welfare of a subject.  See 21 C.F.R. 812.3(m).  Studies of non significant risk investigational devices require IRB approval and informed consent; however, the sponsor of the study does not have to obtain FDA approval of an IDE application before beginning the study.

Most clinical studies of IVDs (all of which technically involve investigational use only (“IUO”) devices) are exempted from the IDE regulation, so long as the IUO device and the study meet certain regulatory criteria.  Specifically, devices are exempt from IDE requirements if they are intended for IUO and:

•	Are non-invasive;

•	Do not require an invasive sampling procedure that poses a significant risk;

•	Do not introduce energy into a subject by design or intention;

•	Are not to be used as a diagnostic procedure without confirmation of the diagnosis by another medically established diagnostic product or procedure; and

•	Comply with the labeling requirements for IUO devices, as outlined in 21 C.F.R. § 812.2(c)(3).

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

Trinity Biotech’s executive offices are located at Bray, Ireland while its research and development, manufacturing and marketing activities are principally conducted at the following:

•	Trinity Biotech Manufacturing Limited, based in Bray, Ireland;

•	Clark Laboratories Inc, based in Jamestown, New York;

•	MarDx Diagnostics Inc, based in Carlsbad, California;

•	Primus Corporation, based in Kansas City;

•	Biopool US Inc (trading as Trinity Biotech USA), based in Jamestown, New York;

•	Immco Diagnostics Inc, based in Amherst and Buffalo, New York;

•	Nova Century Scientific Inc, based in Burlington, Canada; and

•	Trinity Biotech Brazil based in Sao Paulo, Brazil.

The Group’s distributor of raw materials for the life sciences industry, Benen Trading Ltd (trading as Fitzgerald Industries), is based in Bray, Ireland and Acton, Massachusetts, USA.

For a more comprehensive schedule of the subsidiary undertakings of the Group please refer to Item 18, Note 32 to the consolidated financial statements.

Property, Plant and Equipment

Trinity Biotech has six manufacturing sites worldwide, five in the Americas. (Williamsville and Jamestown, NY, Kansas City, MO, Carlsbad, CA and Sao Paulo, Brazil), and one in Bray, Ireland. An additional facility is owned in Burlington, Canada which serves as a distribution centre and also carries out some research and development activities.

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

The facilities at Jamestown, NY, Kansas City, MO and Carlsbad, CA and Bray, Ireland also achieved certification to the requirements of the Medical Device Single Audit Programme (MDSAP).  The Medical Device Single Audit Program allows an MDSAP recognized Auditing Organization to conduct a single regulatory audit of a medical device manufacturer that satisfies the relevant requirements of the regulatory authorities participating in the program. International regulatory authorities that are participating in the MDSAP include, Therapeutic Goods Administration of Australia,  Brazil’s Agência Nacional de Vigilância Sanitária, Health Canada, Japan’s Ministry of Health, Labour and Welfare, and the Japanese Pharmaceuticals and Medical Devices Agency The World Health Organization (WHO) Prequalification of In Vitro Diagnostics (IVDs)Programme and the European Union (EU) are Official Observers.

Trinity Biotech has entered into a number of related party transactions with JRJ Investments (“JRJ”), a partnership currently owned by Mr. O’Caoimh and Dr. Walsh, directors of the Company, and directly with Mr. O’Caoimh, to provide current and potential future needs for the Group’s manufacturing and research and development facilities, located in Bray, Ireland. Trinity Biotech has entered into an agreement for a 25 year lease with JRJ, for 15,780 square feet of offices at an annual rent of €381,000 (US$449,000), which expires in 2027. Trinity Biotech is leasing an additional 43,860 square foot manufacturing facility in Bray, Ireland at a total annual rent of €787,000 (US$927,000) which is owned by Ronan O’Caoimh. This lease expires in 2028.  See Item 7 – Major Shareholders and Related Party Transactions.

Trinity Biotech USA operates from a 25,610 square foot FDA and ISO 9001 approved facility in Jamestown, New York. The facility was purchased by Trinity Biotech USA in 1994. Additional warehousing space is also leased in Jamestown, New York at an annual rental charge of US$177,000.

MarDx operates from two facilities in Carlsbad, California. The first facility comprises 21,436 square feet and is the subject of a five year lease, renewed in 2015, at an annual rental cost of US$267,000. The second adjacent facility comprises 14,500 square feet and is the subject of a five year lease, renewed in 2015, at an annual rental cost of US$198,000.

Immco Diagnostics Inc. operates from a 20,520 square foot facility in Amherst, New York and a 31,731 square foot facility in Williamsville, New York, subject to leases expiring in 2022 and 2033. The annual rent for these facilities is US$662,000. In 2018, Immco entered into an agreement for a 15 year lease for a 31,731 square foot facility in Williamsville, New York. This premise will allow for lab expansion and increased manufacturing capability. The initial annual rent for this facility is US$405,000 rising to US$452,000 by 2029. An additional 5,120 square foot facility is owned by Trinity Biotech in Burlington, Canada.

Additional office and factory space is leased by the Group in Kansas City, Missouri, Acton, Massachusetts, Sao Paulo, Brazil and Extrema, Brazil at an annual cost of US$152,000, US$101,000, US$24,000 and US$34,000 respectively.

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

Operating Results

Trinity Biotech’s consolidated financial statements include the attributable results of Trinity Biotech plc and all its subsidiary undertakings collectively. This discussion covers the years ended December 31, 2018, December 31, 2017 and December 31, 2016, and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

Trinity Biotech has availed of the exemption under SEC rules to prepare consolidated financial statements without a reconciliation to U.S. generally accepted accounting principles (“U.S. GAAP”) as at and for the three year period ended December 31, 2018 as Trinity Biotech is a foreign private issuer and the financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

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

The comparability of our financial results for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 have been impacted by the decision to discontinue operations in Fiomi Diagnostics AB in 2016 following the withdrawal of the Troponin premarket submission to the U.S. Food and Drug Administration (see Item 18, Note 10). The Group also realised impairment losses in 2016, 2017 and in 2018 as a result of annual impairment reviews as at December 31, 2016, December 31, 2017 and December 31, 2018 (see Item 18, Note 13). There were no acquisitions made in 2018, 2017, 2016, 2015 or 2014.

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

Revenue Recognition

Goods sold and services rendered

The Group recognises revenue when it transfers control over a good or service to a customer. Revenue is recognised to the extent that it is probable that economic benefit will flow to the Group and the revenue can be measured. No revenue is recognised if there is uncertainty regarding recovery of the consideration due at the outset of the transaction or the possible return of goods. Revenue, including any amounts invoiced for shipping and handling costs, represents the transaction price the value of goods and services supplied to external customers, net of discounts and rebates and excluding sales taxes. The transaction price is determined by reference to the contract with the customer.

Revenue from products is generally recorded as of the date of shipment, consistent with typical ex-works shipment terms. Where the shipment terms do not permit revenue to be recognised as of the date of shipment, revenue is recognised when the Group has satisfied all of its performance obligations to the customer in accordance with the shipping terms. Some contracts oblige the Group to ship product to the customer ahead of the agreed payment schedule. For these shipments, a contract asset is recognised when control over the goods has transferred to the customer. The financing component is insignificant as invoicing for these shipments occurs within a short period of time after shipment has occurred and standard 30 day credit terms apply.

Revenue from services rendered is recognised in the statement of operations in proportion to the stage of completion of the transaction at the balance sheet date.

The Group operates a licenced reference laboratory in the US that specializes in diagnostics for autoimmune diseases. The laboratory provides testing services to two types of customers. Firstly, institutional customers, such as hospitals and commercial diagnostic testing providers, and secondly insurance companies on behalf of their policyholders. The revenue recognition for services provided to insurance companies requires some judgement. The laboratory is based in USA, where there are rules requiring all insurance companies to be billed the same amount per test. However, the amount that each insurance company pays for a particular test varies according to their own internal policies and this can typically be considerably less than the amount invoiced. We recognise lab services revenue for insurance companies by taking the invoiced amount and reducing it by an estimated percentage based on historical payment data. We review the percentage reduction annually based on the latest data. As a practical expedient, and in accordance with IFRS, we apply a portfolio approach to the insurance companies as they have similar characteristics. We judge that the effect on the financial statements of using a portfolio approach for the insurance companies will not differ materially from applying IFRS 15 to the individual contracts within that portfolio.

The Group leases instruments to customers typically as part of a bundled package. Where a contract has multiple performance obligations and its duration is greater than one year, the transaction price is allocated to the performance obligations in the contract by reference to their relative standalone selling prices. As a practical expedient, no allocation of the transaction price is done for instrument contracts which are less than one year’s duration. For contracts where control of the instrument is transferred to the customer, the fair value of the instrument is recognised as revenue at the commencement of the lease and is matched by the related cost of sale. Fair value is determined on the basis of standalone selling price. In the case where control of the instrument does not transfer to the customer, revenue is recognised on the basis of customer usage of the instrument. See also Item 18, Note 1(v).

A receivable is recognised when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

The Group’s obligation to provide a refund for faulty products under the standard warranty terms is recognised as a provision, see Item 18, Note 23 for details.

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

At December 31, 2018 the carrying value of capitalised development costs was US$26,265,000 (2017: US$34,778,000) (see Item 18, Note 13 to the consolidated financial statements). The decrease in 2018 was mainly as a result of an impairment loss charge of US$16,773,000. This charge was partially offset by additions of US$9,871,000 and amortisation of US$1,564,000.

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

Goodwill and other intangibles are subject to impairment testing on an annual basis. The recoverable amount of each of the cash-generating units (“CGU”) is determined based on a value-in-use computation, which is the only methodology applied by the Group and which has been selected due to the impracticality of obtaining fair value less costs to sell measurements for each reporting period. For the purpose of the annual impairment tests, goodwill is allocated to the relevant CGU. The impairment test performed as at December 31, 2018 identified a total impairment loss of US$57,794,000 in six cash generating units (“CGUs”), of which US$26,932,000 has been recorded in the 2018 financial statements. Refer to Item 18, Note 13 for further information.

The value-in-use calculations use cash flow projections based on the 2019 budget and projections for a further four years using projected revenue and cost growth rates of between 0% and 5.5%.

At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU.

The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, net cash flows, discount rates and the duration of the discounted cash flow model. The assumptions and estimates used were derived from a combination of internal and external factors based on historical experience. The pre-tax discount rates used range from 20% to 35% (2017: 15% to 26%). Post tax discount rates have been calculated using external inputs such as prevailing short and long term interest rates, a small stock premium, a stock beta and the corporate tax rates applicable to each CGU. The discount rates reflect the risk profile of each CGU. See Item 18, Note 13 to the consolidated financial statements for further information.

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and is particularly sensitive in the following areas;

•
In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, there would be an additional impairment loss of US$319,000 at December 31, 2018.

•
In the event there was a 10% variation in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be an additional impairment loss of US$3,663,000 at December 31, 2018.

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write off inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2018, 2017 or 2016 which would have an impact on the carrying values of inventory during those periods, except as discussed below.

At December 31, 2018 our allowance for slow moving and obsolete inventory was US$6,299,000 which represents approximately 17.18% of gross inventory value. This compares with US$7,543,000, or approximately 18.70% of gross inventory value, at December 31, 2017 and US$10,017,000, or approximately 23.51% of gross inventory value, at December 31, 2016 (see Item 18, Note 16 to the consolidated financial statements). The estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory has decreased between 2018 and 2017 due to the physical scrapping of obsolete inventory. In the case of raw materials and work in progress, the size of the provision has been based on expected future production of these products. Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$733,000 at December 31, 2018 (2017: US$807,000) (2016: US$852,000) would result.

Allowance for impairment of receivables

We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected. Given the specific manner in which the allowance is calculated, there were no material changes in estimates made during 2018, 2017 or 2016 which would have an impact on the carrying values of receivables in these periods. At December 31, 2018, the allowance was US$4,202,000 which represents approximately 4.3% of Group revenues. This compares with US$3,590,000 at December 31, 2017 which represented approximately 3.6% of Group revenues and to US$3,171,000 at December 31, 2016 which represented approximately 3.2% of Group revenues. The increase in the allowance for impairment of receivables in the year ended December 31, 2018 was due to a general deterioration in the age of receivables. In the event that the estimate of impairment was to increase or decrease by 0.5% of Group revenues, which would represent a reasonably likely range of outcomes, then a change in the allowance of US$485,000 at December 31, 2018 (2017: US$496,000) (2016: US$498,000) would result.

Accounting for income taxes

Significant judgement is required in determining our worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain.

Some of these uncertainties arise as a consequence of revenue sharing and cost reimbursement arrangements among related entities, the process of identifying items of revenue and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. In addition, we operate within multiple taxing jurisdictions and are subject to periodic audits in these jurisdictions. There is a tax audit on going currently in one of the jurisdictions in which we operate. These audits can involve complex issues that may require an extended period of time for resolution. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and profit in the period in which such determination is made. Deferred tax assets and liabilities are determined using enacted or substantively enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities.

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

Impact of Recently Issued Accounting Pronouncements

The consolidated financial statements have been prepared in accordance with IFRS both as issued by the IASB and as subsequently adopted by the EU. The IFRS applied are those effective for accounting periods beginning  January 1, 2018. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB.

These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. During 2018, the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) issued additional standards, interpretations and amendments to existing standards which are effective for periods starting after the date of these financial statements. A list of these additional standards, interpretations and amendments, and the potential impact on the financial statements of the Group, is outlined in Item 18, Note 1(xxx).

Subsequent Events

There are no other matters or circumstances that have arisen since the end of the year that have significantly affected or may significantly affect either:

•	The entity’s operations in future financial years;

•	The results of those operations in future financial years; or

•	The entity’s state of affairs in future financial years.

Results of Operations

Year ended December 31, 2018 compared to the year ended December 31, 2017

The following compares our results in the year ended December 31, 2018 to those of the year ended December 31, 2017 under IFRS. Our analysis is divided as follows:

1.	Overview

2.	Revenues

3.	Operating Loss

4.	Loss for the year

5.	Discontinued operations

1. Overview

In 2018, revenues decreased by 2.1% from US$99.1 million in 2017 to US$97.0 million. This was mainly attributable to a 12% fall in point-of-care revenues primarily due to lower HIV sales in the African market where there was some overstocking in one of the larger countries in which we operate. Clinical Laboratory revenues decreased by 2% with a decline in US infectious diseases revenues being partially offset by higher revenues for haemoglobin A1c testing. These declines were partially offset by lab services revenues which performed strongly.

Geographically, 59% of our sales were generated in the Americas, 30% in Africa/Asia and 11% in Europe.

There was a slight increase in gross margin in 2018 (42.7% versus 42.3%) and this is mainly attributable to cost savings implemented during the year. Selling General & Administrative Expenditure (excluding impairment charges and inventory write-offs) decreased from US$32.2 million in 2017 to US$29.5 million for 2018, which represents a decrease of 9%. The decrease is mainly attributable to a cost reduction programme, lower amortization charges and certain non-recurring costs in the prior year.

The annual impairment test resulted in impairment charges of US$26.9 million in 2018 (2017: US$41.8 million). A number of factors contributed to the impairment charges including the Company’s market capitalisation at the end of the year that was lower when compared to the end of 2017, the inclusion of the latest cash flow projections and net asset values for each cash generating unit and increased volatility in the Company’s share price and higher market interest rates which resulted in a higher discount factor being applied to the Company’s expected future cash flows.

The operating loss for continuing operations is US$20.2 million for the year, which compares to US$37.7 million for 2017. Excluding the impairment charge, the operating profit for continuing operations for 2018 is US$6.7 million, compared to US$4.1 million in 2017. The increase of US$2.6 million in operating profit before impairment charges in 2018 is mainly attributable to the higher gross profit and lower selling, general and administrative expenses.

In 2018, net financing expense was US$3.0 million compared to US$2.2 million in 2017. The increase of US$0.8 million is mainly attributable to the revaluation of embedded derivatives at fair value, which resulted in lower income of US$1.0 million in 2018 compared to 2017.

The loss for the year from continuing operations amounted to US$22.7 million, compared to US$38.7 million in 2017. Before the impact of impairment charges, the profit for 2018 from continuing operations would have been US$4.3 million, compared to US$3.1 million for 2017.

2. Revenues

Trinity Biotech’s revenues consist of sales of diagnostic kits and related instrumentation, laboratory testing services sales and sales of raw materials to the life sciences industry.  The Group recognises revenue when it transfers control over a good or service to a customer. Revenue is recognised to the extent that it is probable that economic benefit will flow to the Group and the revenue can be measured. Revenue from products is generally recorded as of the date of shipment, consistent with typical ex-works shipment terms. Where the shipment terms do not permit revenue to be recognised as of the date of shipment, revenue is recognised when the Group has satisfied all of its performance obligations to the customer in accordance with the shipping terms. Some contracts oblige the Group to ship product to the customer ahead of the agreed payment schedule. For these shipments, a contract asset is recognised when control over the goods has transferred to the customer. Revenue from services rendered is recognised in the statement of operations in proportion to the stage of completion of the transaction at the balance sheet date.

The Group leases instruments to customers typically as part of a bundled package. Where a contract has multiple performance obligations and its duration is greater than one year, the transaction price is allocated to the performance obligations in the contract by reference to their relative standalone selling prices. For contracts where control of the instrument is transferred to the customer, the fair value of the instrument is recognised as revenue at the commencement of the lease and is matched by the related cost of sale. Fair value is determined based on standalone selling price. In the case where control of the instrument does not transfer to the customer, revenue is recognised on the basis of customer usage of the instrument.

Revenues by Product Line

Trinity Biotech’s revenues for the year ended December 31, 2018 were US$97,035,000 compared to revenues of US$99,140,000 for the year ended December 31, 2017, which represents a decrease of US$2,105,000 or 2.1%.  The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2018 US$’000	2017 US$’000	% Change
Revenues
Clinical Laboratory	71,618	73,366	(2.4)%
Point-of-Care	14,836	16,774	(11.6)%
Laboratory Services	10,581	9,000	17.6%

Total	97,035	99,140	(2.1)%

Clinical Laboratory

Clinical Laboratory revenues decrease by US$1,748,000 in 2018, which represents a decrease of 2.4%. This decrease was mainly attributable to a 14% decrease in Infectious Diseases revenues. These tests are used to detect infectious and sexually transmitted diseases, and disorders of the liver and intestine.  Revenues for these tests have been declining for several years, particularly in USA but we have succeeded in partially making up for these declines by selling more to emerging markets, with China being the largest market. Another factor was that a significant Lyme disease contract with one of the major clinical laboratory service providers in the US was lost. Partially offsetting these decreases was higher revenues for haemoglobin A1c testing, which increased by 4% compared to 2017.

Point-of-Care

Point-of-Care revenues decreased by US$1,938,000, which represents a reduction of 11.6%. Revenues for our Unigold HIV test in 2018 were down $1.9 million compared to 2017. Sales prices were relatively stable during 2018 and the reduction in point-of-care revenues arose in the African market, where sales are more erratic and variable in nature and was in a large part due to overstocking in one of the larger countries in which we operate. In the Americas, HIV revenues in USA declined slightly but this was offset by a strong performance in Latin America.

Laboratory Services

We offer laboratory-testing services for autoimmune disorders from our lab in Buffalo, New York. In recent years, there has been a growing demand for autoimmune diagnostic testing and this growth accelerated in 2018 with laboratory services revenues recording a 17.6% increase equating to US$1,581,000. Revenues for Sjögrens Syndrome accounts for 23% of the total revenues.

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2018 US$‘000	2017 US$‘000	% Change
Revenues
Americas	57,559	59,539	(3.3)%
Asia/Africa	29,466	27,131	8.6%
Europe	10,010	12,470	(19.7)%

Total	97,035	99,140	(2.1)%

In the Americas, revenues decreased US$1,980,000 or 3.3% due to the multi-year trend of falling sales of infectious diseases tests in the USA. In addition, a significant Lyme disease contract with one of the major clinical laboratory service providers in the US was lost in 2018. These declines were partially offset by strong growth (17.6%) in laboratory testing revenues from our autoimmune reference laboratory, higher point-of-care revenues in Latin America and higher revenues from our diabetes testing business, although the increase was impacted negatively by a marked weakness in the Brazilian currency.

Asia/Africa revenues increased by 8.6%, or US$2,335,000 compared to 2017. The main reasons for this was increased revenues for haemoglobin A1c in Asia/Middle East and higher revenues in Asia for our Fitzgerald business, which sells antibodies to the life sciences and research industries. Haemoglobin A1c revenues in the territory were driven by continued strong demand for our diabetes analyser, the Premier. These increases were partially offset by lower HIV sales in Africa due to erratic ordering patterns and was contributed to by the impact of significant overstocking by one larger customer that occurred during 2017.

In Europe, revenues decreased by 19.7% or US$2,460,000, compared to 2017. The decrease was due to lower haemoglobin A1c revenues mainly caused by one major European customer purchasing significantly fewer instruments due to overstocking in the previous year. There was also lower sales of infectious diseases revenues in the territory.

For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.

3. Operating Loss – continuing operations

The following table sets forth the Group’s operating loss from continuing operations:

	Year ended December 31,
	2018 US$’000	2017 US$’000	% Change
Revenues	97,035	99,140	(2.1)%
Cost of sales	(55,586)	(57,250)	(2.9)%

Gross profit	41,449	41,890	(1.1)%
Other operating income	102	100	2.0%
Research & development	(5,369)	(5,657)	(5.1)%
SG&A expenses	(29,477)	(32,246)	(8.6)%
Selling, general and administrative expenses - impairment charges and inventory write-off/provision	(26,932)	(41,755)	(35.5)%

Operating loss on continuing operations	(20,227)	(37,668)	(46.3)%

Cost of sales and gross margin

Total cost of sales decreased by US$1,664,000 from US$57,250,000 for the year ended December 31, 2017 to US$55,586,000, for the year ended December 31, 2018, a decrease of 2.9%.  The gross margin of 42.7% in 2018 compares to a gross margin of 42.3% in 2017. The increase in gross margin in 2018 is mainly attributable to cost savings implemented during the year and a lower depreciation charge. Both of these factors outweighed the negative impact of lower point-of-care and Lyme revenues.

Other operating income

In 2018, other operating income mainly comprises income from the provision of canteen services recognised under a Transitional Services Agreement with Diagnostica Stago. Other operating income increased by 2% to US$102,000 mainly due to currency movements.

Research and development expenses (“R&D”)

Research and development expenditure recorded in the Statement of Operations decreased from US$5,657,000 in 2017 to US$5,369,000 in 2018. The decrease in 2018 is mainly due to some non-recurring regulatory costs in 2017. For details of the Company’s various R&D projects see “Research and Products under Development” below.

Selling, General & Administrative expenses (“SG&A”)

Total SG&A expenses decreased by US$2,769,000 from US$32,246,000 for the year ended December 31, 2017 to US$29,477,000 for the year ended December 31, 2018.

The following table outlines the breakdown of SG&A expenses in 2018 compared to 2017.

	Year ended December 31,
	2018 US$’000	2017 US$’000	% Change
SG&A (excl. share-based payments and amortisation)	25,317	28,050	(9.7)%
Share-based payments	1,335	893	(49.5)%
Amortisation	2,825	3,303	(14.5)%

Total	29,477	32,246	(8.6)%

Selling General & Administrative Expenditure (excluding share-based payments and amortisation)

SG&A expenses excluding share-based payments and amortisation decreased from US$28,050,000 for the year ended December 31, 2017 to to US$25,317,000 for the year ended December 31, 2018, which represents a decrease of 9.7%. The decrease of US$2,733,000 is mainly attributable to:

•	flood damage incident at one of our U.S. plants in 2017 (US$894,000),

•	a settlement in relation to a licence royalty dispute in 2017 (US$497,000),

•	a gain on the purchase of a portion of our exchangeable notes in 2018 (US$463,000),

•	cost savings implemented in 2018 as part of a cost saving programme.

Share-based payments

The expense represents the fair value of share options granted to directors and employees, which is charged to the statement of operations over the vesting period of the underlying options. The Group has used a trinomial valuation model for the purposes of valuing these share options with the key inputs to the model being the expected volatility over the life of the options, the expected life of the option, the option price, the dividend yield and the risk free rate.

The Group recorded a total share-based payments charge of US$1,369,000 (2017: US$928,000). The increase of US$441,000 in the total share-based payments expense is due to a larger number of share options being in their vesting period in 2018 compared to 2017. The total charge is shown in the following expense headings in the statement of operations: US$34,000 (2017: US$35,000) was charged against cost of sales and US$1,335,000 (2017: US$893,000) was charged against selling, general & administrative expenses.

For further details, refer to Item 18, Note 21 to the consolidated financial statements.

Amortisation

Amortisation decreased from US$3,303,000 for the year ended December 31, 2017 to US$2,825,000 for the year ended December 31, 2018. The decrease of US$478,000 is due to lower amortisation on development projects.

Selling, general and administrative expenses - impairment charges and inventory write-off/provision

Impairment charges of US$26,932,000 for the year ended December 31, 2018 are included in selling, general and administrative expenses.  In 2017, impairment charges of US$41,755,000 were included in selling, general and administrative expenses. The Group carries out an annual impairment review of the asset valuations. In determining whether a potential asset impairment exists, a range of internal and external factors are considered. A number of factors affected this calculation including:

•	the Company’s market capitalisation at the end of the year that was lower when compared to the end of 2017.

•	the inclusion of the latest cash flow projections and net asset values for each cash generating unit; and

•	increased volatility in the Company’s share price and higher market interest rates which resulted in a higher discount factor being applied to the Company’s expected future cash flows.

 For further details, see Item 18, Notes 12, 13 and 17.

4. Loss for the year

The following table sets forth selected statement of operations data for each of the periods indicated.

	Year ended December 31,
	2018 US$‘000	2017 US$‘000	% Change
Operating loss	(20,277)	(37,668)	(46.2)%
Net financing expense	(2,956)	(2,207)	33.9%

Loss before tax	(23,183)	(39,875)	(41.9)%
Income tax credit	525	1,214	(56.8)%

Loss for the year from continuing operations	(22,658)	(38,661)	(41.4)%

Net Financing income

Net financing expense was US$2,956,000 for the year-end December 31, 2018 compared to US$2,207,000 in 2017. Financial income decreased by US$1,074,000 from US$3,198,000 for the year-end December 31, 2017 to US$2,124,000 in 2018. There was a decrease of US$1,002,000 in the income arising from the revaluation of embedded derivatives at fair value and a decrease of US$72,000 in bank deposit interest due to the lower cash deposits.

Financial expenses decreased by US$325,000 to US$5,080,000 during 2018 mainly due to lower interest  following the buyback of a portion of the exchangeable notes in the third quarter of 2018.

Taxation

The Group recorded a tax credit on continuing operations of US$525,000 for the year ended December 31, 2018 compared to a tax credit of US$1,214,000 for the year ended December 31, 2017.  The 2018 tax credit comprises US$119,000 of current tax credit and US$406,000 of a deferred tax credit. For further details on the Group’s tax charge please refer to Item 18, Note 9 and Note 14 to the consolidated financial statements.

Loss for the year from continuing operations

The loss for the year amounted to US$22,658,000, compared to a loss of US$38,661,000 in 2017, representing a decrease of 41.4.%.

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

	Year ended December 31,
	2018 US$‘000	2017 US$‘000
Profit/(Loss) on discontinued operations	568	(1,609)

The profit on discontinued operations is US$568,000 in year ended December 31, 2018, which mainly comprises recovery of taxes paid in Sweden by the cardiac point-of-care business Fiomi Diagnostics. A loss of US$1,609,000 was recorded in the year ended December 31, 2017 mainly due to the unwinding of Fiomi’s accumulated foreign currency translation reserve. For further details, see Item 18, Note 10.

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

8. Operating Loss – continuing operations

The following table sets forth the Group’s operating loss from continuing operations:

	Year ended December 31,
	2017 US$’000	$2016 US$’000	% Change
Revenues	99,140	99,611	(0.5)%
Cost of sales	(57,250)	(56,127)	2.0%

Gross profit	41,890	43,484	(3.7)%
Other operating income	100	239	(58.2)%
Research & development	(5,657)	(5,040)	12.2%
SG&A expenses	(32,246)	(30,366)	6.2%
Selling, general and administrative expenses - impairment charges and inventory write-off/provision	(41,755)	(48,165)	(13.3)%

Operating loss on continuing operations	(37,668)	(39,848)	(5.5)%

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

Research and development expenses (“R&D”)

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

Selling, general and administrative expenses - impairment charges and inventory write-off/provision

Impairment charges of US$41,755,000 for the year ended December 31, 2017 are included in selling, general and administrative expenses.  In 2016, impairment charges of US$43,379,000 and product cull costs of US$4,786,000 (total US$48,165,000) were included in selling, general and administrative expenses. The Group carries out an annual impairment review of the asset valuations. In determining whether a potential asset impairment exists, a range of internal and external factors are considered. A number of factors affected this calculation including the Company’s market capitalisation at the end of 2017 that was significantly lower compared to the end of 2016. This factor as well as recent volatility in the Company’s share price resulted in a higher cost of capital being attributable to the Company’s expected future cash flows. As the future discounted cash flows for a number of cash generating units was below the carrying value of their net assets, the Group recognised at December 31, 2017 an impairment charge of US$41,755,000. The impairment was taken against goodwill and other intangible assets, property, plant and equipment and prepayments.

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

	Year ended December 31,
	$2017 US‘000	$2016 US‘000
Loss on discontinued operations	(1,609)	(62,042)

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

Liquidity and Capital Resources

Financing

The Group entered into finance lease arrangements with Allied Irish Bank during 2015. The Group has no other bank borrowings. During 2015, the Group issued US$115,000,000 of exchangeable senior notes which will mature on April 1, 2045, subject to earlier repurchase, redemption or exchange. The notes are senior unsecured obligations and accrue interest at an annual rate of 4%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2015. In August 2018, the Group purchased US$15,100,000 of the exchangeable notes. The nominal amount of the debt after the purchase is US$99,900,000. The exchangeable note was issued in order to fund potential future acquisitions and for general corporate purposes, including continued product development and commercialization and share buyback.

Liquidity and Capital Resources
Financing

The Group entered into finance lease arrangements with Allied Irish Bank during 2015. The Group has no other bank borrowings. During 2015, the Group issued US$115,000,000 of exchangeable senior notes which will mature on April 1, 2045, subject to earlier repurchase, redemption or exchange. The notes are senior unsecured obligations and accrue interest at an annual rate of 4%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2015. In August 2018, the Group purchased US$15,100,000 of the exchangeable notes. The nominal amount of the debt after the purchase is US$99,900,000. The exchangeable note was issued in order to fund potential future acquisitions and for general corporate purposes, including continued product development and commercialization and share buyback.

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

Cash management

As at December 31, 2018, Trinity Biotech’s consolidated cash and cash equivalents were US$30,277,000. This compares to cash and cash equivalents and short-term investments of US$57,607,000 at December 31, 2017.

Cash generated from operations for the year ended December 31, 2018 amounted to US$5,978,000 (2017: US$9,370,000), a decrease of US$3,392,000. The decrease in cash generated from operations of US$3,392,000 is attributable to an increase in working capital outflows of US$7,253,000 slightly offset by an increase in operating cash flows before changes in working capital of US$3,861,000. The increase in operating cash flows before changes in working capital of US$3,861,000 is primarily driven by the decrease in operating loss before impairment losses during the current financial year. The working capital outflow increase, when compared to the prior year, is due to the increase in cash outflows for trade and other receivables of US$6,266,000, a decrease in trade and other payables of US$5,436,000 offset slightly by a decrease in cash outflows for inventories of US$4,449,000.

The cash generated from operations was mainly attributable to an operating loss of US$20,227,000 (2017: loss of US$37,668,000), as adjusted for non cash items of US$33,618,000 (2017: US$49,739,000) plus cash outflows due to changes in working capital of US$7,391,000 (2017: cash outflows of US$138,000).

Other non-cash charges decreased from US$49,739,000 for the year ended December 31, 2017 to US$33,618,000 for the year ended December 31, 2018. Once off charges in 2018 are mainly attributable to the impairment of intangible assets (US$19,212,000), property, plant and equipment (US$6,112,000) and prepayments (US$1,608,000).

The net cash outflows in 2018 due to changes in working capital of US$7,391,000 are due to the following:

•	An increase in trade and other receivables of US$5,960,000 partially due to the increase, year on year, in the debtors days number;

•	A decrease in trade and other payables balance of US$3,419,000 due to timing of payments; and

•	A decrease in inventory of US$1,988,000 due to the strategic management of inventory levels during the course of the year.

Net interest received amounted to US$874,000 (2017: US$723,000). This included interest received of US$735,000 (2017: US$776,000) on the Group’s cash deposits.

Net cash outflows from investing activities for the year ended December 31, 2018 amounted to US$17,391,000 (2017: US$16,180,000) which were principally made up as follows:

•
Payments to acquire intangible assets of US$9,863,000 (2017: US$10,229,000), which principally related to development expenditure capitalised as part of the Group’s on-going product development activities; and

•
Acquisition of property, plant and equipment of US$7,528,000 (2017: US$4,839,000) incurred as part of the Group’s investment programme for its manufacturing and distribution activities, and placement of instruments.

Net cash outflows from financing activities for the year ended December 31, 2018 amounted to US$16,872,000 (2017: outflows of US$12,643,000). This outflow is primarily due to the purchase of exchangeable notes of $12,042,000 and interest payments related to exchangeable notes of $4,503,000. Payments of finance lease liabilities in the year were US$374,000 (2017: US$295,000). In 2018 these outflows were offset by the receipt of US$481,000 from sale and leaseback transactions. In 2017 these outflows were partially offset by the receipt of US$51,000 finance lease proceeds.

The majority of the Group’s transactions are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. The Group also faces foreign exchange risk from movement in the exchange rate between the US Dollar and British Sterling, Canadian Dollar and Brazilian Real. Trinity Biotech continuously monitors its exposure to foreign currency movements and expectations of future exchange rate exposure and, if deemed necessary, will cover a portion of this exposure through the use of forward contracts. When used, these forward contracts are cash flow hedging instruments whose objective is to cover a portion of these Euro forecasted transactions.

For a more comprehensive discussion of the Group’s use of financial instruments, its currency and interest rate structure and its funding and treasury policies please refer to Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

Contractual obligations

The following table summarises our minimum contractual obligations and commercial commitments, including interest, as of December 31, 2018:

	Payments due by Period
Contractual Obligations	Total US$’000	less than 1 year US$’000	1-3 Years US$’000	4-5 Years US$’000	more than 5 years US$’000
Exchangeable note*	99,900	—	—	—	99,900
Exchangeable note interest	105,894	3,996	7,992	7,992	85,914
Operating lease obligations	25,717	2,922	4,815	3,731	14,249
Finance lease obligations	1,038	473	379	186	—

Total	232,549	7,391	13,186	11,909	200,063

* The exchangeable notes will mature in 2045, however, they can be called early on April 1, 2022.

In the past, Trinity Biotech incurred debt and raised equity to pursue its policy of growth through acquisition. However, since the divestiture of the Coagulation product line in 2010, the Group has eliminated bank debt and has adequate cash resources. The Group raised US$110,529,000 (net of fees) during 2015 through the issuance of exchangeable loan notes (see Item 18, Note 24 for further information). The Group intends to grow organically for the foreseeable future and Trinity Biotech believes that it will have sufficient funds to meet its capital commitments and continue existing operations in to the future, in excess of 12 months. If the Group was to make a large and unanticipated cash outlay, the Group would have further funding requirements which could be met through access to equity and debt markets.

Impact of Currency Fluctuation

Trinity Biotech’s revenue and expenses are affected by fluctuations in currency exchange rates especially the exchange rate between the US Dollar and the Euro, the Brazilian Real and Canadian Dollar. Trinity Biotech’s revenues are primarily denominated in US Dollars and its expenses are incurred principally in US Dollars, Euro and Brazilian Real. The weakening of the US Dollar could have an adverse impact on future profitability.

Trinity Biotech holds most of its cash assets in US Dollars. As Trinity Biotech reports in US Dollars, fluctuations in exchange rates do not result in exchange differences on these cash assets. Fluctuations in the exchange rate between the Euro or Brazilian Real and the US Dollar may impact on the Group’s Euro or Real monetary assets and liabilities and on Euro, Swedish Krona or Real expenses and consequently the Group’s earnings.

Off-Balance Sheet Arrangements

After consideration of the following items the Group’s management have determined that there are no off-balance sheet arrangements which need to be reflected in the financial statements.

Leases with Related Parties

The Group has entered into lease arrangements for premises in Ireland with JRJ Investments (“JRJ”), a partnership currently owned by Mr. O’Caoimh and Dr. Walsh, directors of Trinity Biotech plc, and directly with Mr. O’Caoimh. When entering into the lease arrangements, independent valuers have advised Trinity Biotech that the rent fixed with respect to these leases represents a fair market rent. Details of these leases with related parties are set out in Item 4 “Information on the Company”, Item 7 “Major Shareholders and Related Party Transactions” and Item 18, Note 27 to the consolidated financial statements.

Research & Development (“R&D”) carried out by third parties

Certain R&D activities of the Group have been outsourced to third parties. These activities are carried out in the normal course of business with these companies.

During 2018, a number of individuals acted as third party consultants and contractors; working principally on the Premier project. The total amount paid to these R&D consultants and contractors in 2018 was US$363,000 (2017: US$27,000).

Research and Products under Development

Trinity Biotech has research and development groups focusing separately on haemoglobin products, infectious diseases and autoimmune products. During 2018, these groups were located in Ireland and the USA and largely mirror the production capability at each production site. In addition to in-house activities, Trinity Biotech sub-contracts some research and development from time to time to independent researchers based in the USA and Europe.

Principal Development Projects

The following table sets forth for each of Trinity Biotech’s main development projects, the costs incurred during each period presented and the cumulative costs (before amortization and impairment) incurred as at 31 December 2018:

	2018	2017	Total project costs to December 31, 2018 ¹
Product Name	US$’000	US$’000	US$’000
Premier Instrument for Haemoglobin A1c testing	2,653	2,601	30,097
HIV screening rapid test	1,657	1,803	5,887
G-6-PDH test	850	812	1,662
Uni-gold test enhancement	796	1,134	4,342
Autoimmune Smart Reader	746	-	746
Tri-stat Point-of-Care instrument	727	764	8,668

¹ Cumulative costs to December 31, 2018 are shown before deduction of amortization and impairment losses.

The costs in the foregoing table mainly comprise the cost of internal resources, such as the payroll costs for the development teams and attributable overheads. The remainder mainly comprises materials, consumables, regulatory trial and third party consultants’ costs.

The following table sets forth the estimated cost to complete each of the main development projects which were underway in 2018. The total estimated completion costs are anticipated to be incurred evenly up to the completion date of the relevant project.

	Total estimated cost to complete	Estimated date for completion
Product Name	US$’000
Premier Instrument for Haemoglobin A1c testing	1,470	2019
HIV screening rapid test	1,685	2019
G-6-PDH test	200	2019
Autoimmune Smart Reader	1,700	2021

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

As part of our continuous improvement a new monitor, key board and frit housing have been customised and validated. These improvements maintain the competiveness of the instruments. Looking forward, the Premier Hb9210 v2.0 is in the initial stages and design with an expected release date of mid 2019.

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

The company has also developed Premier Resolution which is utilised for haemoglobin variant testing. Premier Resolution continues to be enhanced with unique features such as lot specific gradients and an optimised internally developed column with extended column life, and a rapidly expanding on-board variant library.

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

Point-of-Care Development Group

Trinity Biotech is in the process of developing tests for the detection of HIV and Syphilis at the product development unit at the Carlsbad, California facility.

Trend Information

For information on trends in future operating expenses and capital resources, see “Results of Operations” and “Liquidity and Capital Resources” under Item 5.

Item  6         Directors, Senior Management and Employees

Directors

Name	Age	Title
Ronan O’Caoimh	63	Chairman and Chief Executive Officer
Jim Walsh, PhD	60	Executive Director
Kevin Tansley	48	Executive Director, Chief Financial Officer & Company Secretary
Denis R. Burger, PhD	75	Non Executive Director / Lead Director
Clint Severson	70	Non Executive Director
James D. Merselis	65	Non Executive Director

Board of Directors & Executive Officers

The Directors of the Company as of the date of this Annual Report are:

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

Denis R. Burger, PhD, Non-executive director, co-founded Trinity Biotech in June 1992 and acted as Chairman from June 1992 to May 1995. He is currently lead director of Aptose Biosciences, Inc, a cancer therapeutics, TSX and NASDAQ listed company. Until March 2007, Dr Burger was the Chairman and Chief Executive Officer of AVI Biopharma Inc, a NASDAQ listed biotechnology company. He was also a co-founder and, from 1981 to 1990, Chairman of Epitope Inc. In addition, Dr Burger has held a professorship in the Department of Microbiology and Immunology and Surgery (Surgical Oncology) at the Oregon Health and Sciences University in Portland. Dr Burger received his degree in Bacteriology and Immunology from the University of California in Berkeley in 1965 and his Master of Science and PhD in 1969 in Microbiology and Immunology from the University of Arizona.

James D. Merselis, Non-executive director, joined the board of Trinity Biotech in February 2009.  He is currently a Co-Founder and Managing Director of Synchrony Bio LLC, a newly formed healthcare-focused venture investment fund based in St. Louis, MO.  He is also a non-executive director for the following companies: Biosensia Ltd, a point-of-care diagnostics company located in Dublin, Ireland; Kypha Inc., a St. Louis, Missouri based diagnostic company focused on Complement assays in the diagnosis and management of patients with inflammatory diseases; Geneoscopy, a St. Louis, Missouri based company developing next generation diagnostics that leverage the power of RNA to better prevent, detect, and treat gastrointestinal disease; and Abram Scientific Inc., a coagulation diagnostics company located in Palo Alto, California. Mr. Merselis has more than forty years experience in healthcare, including twenty-two years at Boehringer Mannheim Diagnostics (now Roche Diagnostics). Mr. Merselis has led a number of healthcare diagnostic start-ups. From 2002 to 2007, he served as President and CEO of HemoSense, Inc., a point-of-care diagnostics company providing patients and physicians with rapid test results to help manage the risk of stroke with the use of Warfarin or Coumadin. During this time he successfully took the company public (AMEX:HEM) followed two years later by its acquisition by Alere (now Abbott) (NYSE:ABT). His leadership at other start-ups has included: Nexus Dx (now Samsung), Alverix, Inc. (now Becton Dickenson), and Micronics, Inc. (now SONY).

Clint Severson, Non-executive director, joined the board of Trinity Biotech in November 2008 as a non-executive director. Mr Severson is Chairman and CEO of Abaxis Inc., a NASDAQ traded diagnostics company based in Union City, California. From February 1989 to May 1996, Mr Severson served as President and Chief Executive Officer of MAST Immunosystems, Inc., a privately-held medical diagnostic company and to date he has accumulated over 40 years experience in the medical diagnostics industry. Mr Severson is also on the board of Cutera.

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

Total directors and non-executive directors’ remuneration, excluding pension, for the year ended December 31, 2018 amounted to US$1,261,000. The pension charge for the year amounted to US$44,000. See Item 18, Note 5 to the consolidated financial statements. The split of directors’ remuneration set out by director is detailed in the table below:

Executive Director	Salary/ Benefits US$’000	Performance related bonus US$’000	Defined contribution pension US$’000	Total 2018 US$’000	Total 2017 US$’000
Ronan O’Caoimh[1]	466	119	—	585	774
Jim Walsh[2]	9	—	—	9	117
Kevin Tansley[3]	388	91	44	523	553
	863	210	44	1,117	1,444

Non-executive Director	Fees US$’000	Total 2018 US$’000	Total 2017 US$’000
Denis R. Burger	—	—	100
Peter Coyne[4]	38	38	100
James Merselis	75	75	100
Clint Severson	75	75	100
	188	188	400

As at December 31, 2018 there was no accrual by the Company to provide pension, retirement or similar benefits for the directors (2017: NIL).

The total share-based compensation expense recognised in the consolidated statement of operations in 2018 in respect of options granted to both executive and non-executive directors amounted to US$1,204,000. See Item 18, Note 5 to the consolidated financial statements.

[1]	Represents payments to Ronan O’Caoimh for director fees and to Darnick Company in respect of CEO services.
[2]
2017 includes payments made to Diagnostic Polymers, a company wholly-owned by Jim Walsh and members of his immediate family. Represents payments to Jim Walsh for director fees and to Diagnostic Polymers in respect of executive services.

[3]
Kevin Tansley was appointed to the board in September 2016 as Executive Director. Remuneration also includes remuneration paid to Kevin Tansley in respect of his roles as Chief Financial Officer and Company Secretary.

[4]	Peter Coyne resigned as Non-executive Director on June 5, 2018.

There were no ‘A’ share options granted to the directors during 2018. 5,150,000 ‘A’ share options (equivalent to 1,287,500 ADS options) were granted to the directors during 2017.

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

The Board of Directors has established Audit, Remuneration and Compensation Committees. The Remuneration and Compensation Committee consists of Dr Denis Burger (committee chairman and lead director), Mr Clint Severson and Mr James Merselis. This Committee is responsible for approving executive directors’ remuneration including bonuses and share option grants. The Audit Committee reviews the Group’s annual and interim financial statements and reviews reports on the effectiveness of the Group’s internal controls. It also appoints the external auditors, reviews the scope and results of the external audit and monitors the relationship with the auditors. The Audit Committee comprises two of the four non-executive directors of the Group, Mr James Merselis (Committee Chairman) and Mr Clint Severson. The Compensation Committee currently comprises Mr Ronan O’Caoimh (Committee Chairman), Dr Jim Walsh and Mr Kevin Tansley. The Board of Directors administers the Employee Share Option Plan. The Board determines the exercise price and the term of the options. Individual option grants of less than 30,000 ‘A’ ordinary shares (7,500 ADRs) are approved by the Compensation Committee and subsequently ratified by the Board. Options granted to the members of the Compensation Committee are approved by the Remuneration Committee and share options granted to non-executive directors are decided by the other members of the board.

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

Employees

During 2018, Trinity Biotech had an average of 575 employees (2017: 556) consisting of 59 research scientists and technicians, 353 manufacturing and quality assurance employees, and 163 finance, administration, sales and marketing staff (2017: 60 research scientists and technicians, 334 manufacturing and quality assurance employees, and 162 finance, administration, sales and marketing staff). Trinity Biotech’s future hiring levels will depend on the growth of revenues.

The geographic spread of the Group’s average employees is as follows: 344 in our U.S. operations, 204 in Bray, Ireland, 1 in the UK and 26 in Sao Paulo, Brazil.

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

The exercise price of options is determined by the Board of Directors. The term of an option will be determined by the Board, provided that the term may not exceed ten years from the date of grant. Option grants up to 30,000 ‘A’ ordinary shares (7,500 ADRs) are administered by the Compensation Committee and subsequently ratified by the Board. The Committee will also determine the exercise price and term of these options. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with Trinity Biotech (or one year after such termination because of death or disability) except where a longer period is approved by the board of directors.

Under certain circumstances involving a change in control of Trinity Biotech, the Board may accelerate the exercisability and termination of options.

As of February 28, 2019, 8,655,000 (2,163,750 ADS equivalent) of the options outstanding were held by the directors and Company Secretary of Trinity Biotech as follows:

Director/Company Secretary	Number of Options ‘A’ Shares	Number of Options ADS Equivalent	Exercise Price (Per ‘A’ Share)	Exercise Price (Per ADS)	Expiration Date of Options
Ronan O’Caoimh*	800,000	200,000	US$2.52	US$10.09	7 March 2019
	800,000	200,000	US$2.43	US$9.73	24 February 2023
	2,244,000	561,000	US$1.34	US$5.35	7 September 2024
Denis Burger	60,000	15,000	US$2.43	US$9.73	24 February 2023
	662,000	165,500	US$1.34	US$5.35	7 September 2024
Jim Walsh	500,000	125,000	US$2.52	US$10.09	7 March 2019
	160,000	40,000	US$2.43	US$9.73	24 February 2023
	750,000	187,500	US$1.34	US$5.35	7 September 2024
Peter Coyne	60,000	15,000	US$2.52	US$10.09	7 March 2019
	60,000	15,000	US$2.43	US$9.73	24 February 2023
	95,000	23,750	US$1.34	US$5.35	7 September 2024
Clint Severson	20,000	5,000	US$2.52	US$10.09	7 March 2019
	60,000	15,000	US$2.43	US$9.73	24 February 2023
	210,000	23,750	US$1.34	US$5.35	7 September 2024
James Merselis	40,000	10,000	US$2.52	US$10.09	7 March 2019
	60,000	15,000	US$2.43	US$9.73	24 February 2023
	210,000	52,500	US$1.34	US$5.35	7 September 2024
Kevin Tansley	500,000	125,000	US$2.52	US$10.09	7 March 2019
	500,000	125,000	US$2.43	US$9.73	24 February 2023
	864,000	216,000	US$1.34	US$5.35	7 September 2024

*Includes options issued to Darnick Company who provide Trinity Biotech with the services of Mr. O’Caoimh as Chief Executive Officer.

As of February 28, 2019 the following total options were outstanding:

	Number of ‘A’ Ordinary Shares Subject to Option	Range of Exercise Price per Ordinary Share		Range of Exercise Price per ADS
Total options outstanding	10,788,190	$	US0.67-US$4.36	$	US2.68-US$17.44

As of February 28, 2019 there were no warrants to purchase ‘A’ Ordinary Shares in the Company outstanding.

Item 7          Major Shareholders and Related Party Transactions

As of February 28, 2019 Trinity Biotech has outstanding 96,162,410 ‘A’ Ordinary shares. Such totals exclude 10,788,190 shares issuable upon the exercise of outstanding options and warrants.

The following table sets forth, as of February 28, 2019, the Trinity Biotech ‘A’ Ordinary Shares beneficially held by (i) each person believed by Trinity Biotech to beneficially hold 5% or more of such shares, (ii) each director and the Company Secretary of Trinity Biotech, and (iii) all directors and the Company Secretary as a group.

Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated. The Group is not controlled by another corporation or government.

	Number of ‘A’ Ordinary Shares Beneficially Owned		Number of ADSs Beneficially Owned	Percentage ‘A’ Ordinary Shares (8)	Percentage Total Voting Power
Stonehill Capital Management, LLC	6,555,384		1,638,846	6.1%	6.1%
Paradice Investment Management, LLC	6,335,384		1,583,846	5.9%	5.9%
Janus Capital Management, LLC	5,556,972		1,389,243	5.2%	5.2%
Ronan O’Caoimh	10,901,501(1)		2,725,375	10.2%	10.2%
Jim Walsh	2,803,611(2)		700,903	2.6%	2.6%
Denis Burger	754,000(3)		188,500	0.7%	0.7%
Clint Severson	578,000(4)		144,500	0.5%	0.5%
James Merselis	498,600(5)		124,650	0.5%	0.5%
Kevin Tansley	2,014,000(6)		503,500	1.9%	1.9%
Directors & Co. Secretary as a group (7 persons)	17,549,712(1	)(2)(3)(4)(5)(6)	4,387,428	16.4%	16.4%

(1)	Includes 3,844,000 ‘A’ Ordinary shares issuable upon exercise of options issued to Darnick Company.
(2)
Includes 1,410,000 ‘A’ Ordinary shares issuable upon exercise of options. Note that 1,200,000 ‘A’ Ordinary shares (300,000 ADSs) of Dr Walsh’s shares are held in trust for the benefit of Dr Walsh’s immediate family.

(3)	Includes 722,000 ‘A’ Ordinary shares issuable upon exercise of options.
(4)	Includes 290,000 ‘A’ Ordinary shares issuable upon exercise of options.
(5)	Includes 310,000 ‘A’ Ordinary shares issuable upon exercise of options.
(6)	Includes 1,864,000 ‘A’ Ordinary shares issuable upon exercise of options.
(7)	Percentage ‘A’ Ordinary shares is based upon total outstanding ‘A’ Ordinary shares and total number of shares issuable upon exercise of options.

Related Party Transactions

The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech, and directly with Mr O’Caoimh, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland.

The Group has entered into an agreement for a 25-year lease with JRJ for offices that adjacent to its then premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$449,000) is payable from January 1, 2004. Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.

The Group is also leasing an additional 43,860 square foot manufacturing facility in Bray, Ireland at a total annual rent of €787,000 (US$927,000) which is owned by Mr. O’Caoimh. This lease expires in 2028. At the time, independent valuers advised the Group that the rent in respect of each of the leases represents a fair market rent. Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe at the time that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises.

Darnick Company is wholly-owned by members of Mr. O’Caoimh’s immediate family. On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by a management agreement with Darnick Company. Pursuant to the agreement, Darnick Company will provide Trinity Biotech with the services of Mr O’Caoimh as Chief Executive Officer. In 2018, the Group paid US$505,000 to Darnick Company in respect of compensation for provision of CEO services. There is no balance payable to or receivable from Darnick Company as at December 31, 2018.

Diagnostic Polymers is a company wholly-owned by Jim Walsh and members of his immediate family. Historically Diagnostic Polymers has provided executive services to Trinity Biotech. No services were provided during 2018. There is no balance payable to or receivable from Diagnostic Polymers as at December 31, 2018.

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

The last dividend paid by Trinity Research Limited to Rayville Limited was in June 2009 for US$2,830,000.  At the time, this amount was immediately lent back by Rayville Limited to Trinity Research Limited.  Since then US$1,788,000 of these loans have been repaid and recognised as a compensation expense by the Group. As of December 31, 2017 and December 31, 2018, the remaining amount of the loan was US$1,042,000. As this remaining amount of the original dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2017 and 2018 consolidated financial statements.

The amount of payments to Rayville included in compensation expense was US$Nil for 2018, 2017, 2016 and 2015. There were no dividends payable to Rayville Limited as at December 31, 2018, 2017, 2016 or 2015.

Item 8          Financial Information

Legal Proceedings

In 2017, a dispute arose over the application of the terms of a licence agreement to which the Company is a party. Rather than undergo a lengthy and costly legal dispute, both parties reached a mutually acceptable agreement. In 2018, both parties signed an agreement that extends the term of the licence and settles the dispute in relation to past royalties. The settlement costs were included in consolidated statement of operations in the year ended December 31, 2017.

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

The Group’s ‘A’ Ordinary Shares were also listed and traded on the Irish Stock Exchange until November 2007, whereby the Company de-listed from the Irish Stock Exchange. The Group’s depository bank for ADSs is The Bank of New York Mellon. On February 28, 2019, the reported closing sale price of the ADSs was US$3.04 per ADS. The following tables set forth the range of quoted high and low sale prices of Trinity Biotech’s ADSs for (a) the years ended December 31, 2014, 2015, 2016, 2017 and 2018; (b) the quarters ended March 31, June 30, September 30 and December 31, 2017; March 31, June 30, September 30 and December 31, 2018; and (c) the months of March, April, May, June, July, August, September, October, November and December 2018 and January and February 2019 as reported on NASDAQ. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

ADSs

Year Ended December 31	High	Low
2014	US$28.06	US$14.00
2015	US$20.24	US$10.74
2016	US$13.68	US$5.76
2017	US$7.04	US$4.50
2018	US$6.06	US$2.14

ADSs

2017	High	Low
Quarter ended March 31	US$7.04	US$5.31
Quarter ended June 30	US$6.15	US$5.25
Quarter ended September 30	US$6.13	US$5.16
Quarter ended December 31	US$5.77	US$4.50

ADSs

2018	High	Low
Quarter ended March 31	US$6.06	US$5.08
Quarter ended June 30	US$5.20	US$4.46
Quarter ended September 30	US$5.08	US$3.76
Quarter ended December 31	US$4.26	US$2.14

ADSs

Month Ended	High	Low
March 31, 2018	US$6.06	US$5.15
April 30, 2018	US$5.20	US$4.48
May 31, 2018	US$4.92	US$4.46
June 30, 2018	US$5.00	US$4.61
July 31, 2018	US$5.08	US$4.65
August 31, 2018	US$4.65	US$3.80
September 30, 2018	US$4.13	US$3.76
October 31, 2018	US$4.26	US$2.86
November 30, 2018	US$3.66	US$2.83
December 31, 2018	US$2.88	US$2.14
January 31, 2019	US$2.79	US$2.31
February 28, 2019	US$3.16	US$2.53

The number of record holders of Trinity Biotech’s ADSs as at February 28, 2019 amounts to 485, inclusive of those brokerage firms and/or clearing houses holding Trinity Biotech’s securities for their clients (with each such brokerage house and/or clearing house being considered as one holder).

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

Irish Law

As required by the Companies Act 2014, all of Trinity Biotech’s private limited companies incorporated in Ireland (refer to Item 18, Note 32) have been converted into the new form of private limited company. Pursuant to Irish law, Trinity Biotech must maintain a register of its shareholders. This register is open to inspection by shareholders free of charge and to any member of the public on payment of a small fee. The books containing the minutes of proceedings of any general meeting of Trinity Biotech are required to be kept at the registered office of the Company and are open to the inspection of any member without charge. Minutes of meetings of the Board of Directors are not open to scrutiny by shareholders. Trinity Biotech is obliged to keep proper accounting records. The shareholders have no statutory right to inspect the accounting records. The only financial records, which are open to the shareholders, are the financial statements, which are sent to shareholders with the annual report. Irish law also obliges Trinity Biotech to file information relating to certain events within the Company (changes to share rights, changes to the Board of Directors). This information is filed with the Companies Registration Office (the “CRO”) in Dublin and is open to public inspection. The Articles of Association of Trinity Biotech permit ordinary shareholders to approve corporate matters in writing provided that it is signed by all the members for the time being entitled to vote and attend at general meeting. Ordinary shareholders are entitled to call a meeting by way of a requisition. The requisition must be signed by ordinary shareholders holding not less than one-tenth of the paid up capital of the Company carrying the right of voting at general meetings of the Company. Trinity Biotech is generally permitted, subject to company law, to issue shares with preferential rights, including preferential rights as to voting, dividends or rights to a return of capital on a winding up of the Company. Any shareholder who complains that the affairs of the Company are being conducted or that the powers of the directors of the Company are being exercised in a manner oppressive to him or any of the shareholders (including himself), or in disregard of his or their interests as shareholders, may apply to the Irish courts for relief. Shareholders have no right to maintain proceedings in respect of wrongs done to the Company.

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

Passive Foreign Investment Company

For U.S. federal income tax purposes, a foreign corporation is treated as a “passive foreign investment company” (or “PFIC”) in any taxable year in which, after taking into account the income and assets of the corporation and certain of its subsidiaries pursuant to the applicable “look through” rules, either (1) at least 75% of the corporation’s gross income is passive income or (2) at least 50% of the average value of the corporation’s assets is attributable to assets that produce passive income or are held for the production of passive income. Based on the nature of its present business operations, assets and income, Trinity Biotech believes that for the year 2018, it is not a PFIC. However, no assurance can be given that changes will not occur in Trinity Biotech’s business operations, assets and income that might cause it to be treated as a PFIC at some future time.

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

Trinity Biotech estimates that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Group is exposed, without making any allowance for the potential impact of such a rise on exchange rates, would be a decrease in the loss before tax for 2018 by approximately 3.4%.

Exchange rate sensitivity

At year-end 2018, approximately 10.2% of the Group’s US$44,054,000 net worth (shareholders’ equity) was denominated in currencies other than the US Dollar, principally the Euro, Canadian Dollar, Swedish Krona and Great British Pound.

A strengthening or weakening of the US Dollar by 10% against all the other currencies in which the Group operates, would have the approximate effect of reducing or increasing the Group’s 2018 year-end net worth by US$447,000.

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

At December 31, 2018 Group borrowings were at fixed rates of interest and consisted of US Dollar denominated exchangeable notes and Euro and US Dollar denominated finance leases. At December 31, 2018 year-end borrowings totalled US$82,344,000 (2017: US$93,841,000) (2016: US$93,237,000) at interest rates of 4.00% to 5.51% (2017: 4.00% to 5.51%) (2016: 4.00% to 4.59%). The nominal amount of the Exchangeable Note borrowings is US$99,900,000. The first date on which holders of the Exchangeable Note can exercise their put option is April 1, 2022. If the put option is exercised, the issuer has to repurchase the notes at par. At December 31, 2014 the Group had no borrowings. See Item 18, Note 28.

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$234,000 (2017: US$480,000) and would not affect the interest expense in 2018 or 2017; resulting in an increase in interest income of US$234,000 (2017: US480,000).

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro and Brazilian Real denominated expenses as a result of the movement in the exchange rate between the US Dollar and those currencies. Arising from this, where considered necessary, the Group periodically pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered Euro and Real expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro or Real forecasted transactions. These forward contracts normally have maturities of less than one year after the balance sheet date. There were no forward contracts in place as at 31 December, 2018.

The Group had foreign currency denominated cash balances equivalent to US$3,052,000 at December 31, 2018 (2017: US$3,250,000).

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

Evaluation of Disclosure Controls and Procedures

The Group’s disclosure and control procedures are designed so that information required to be disclosed in reports filed or submitted under the Securities Exchange Act 1934 is prepared and reported on a timely basis and communicated to management, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934 as of the end of the period covered by this Form 20-F. The Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were effective as of December 31, 2018.

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

Management has assessed the effectiveness of internal control over financial reporting based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2018.

Our auditor, Grant Thornton, an independent registered public accounting firm, has issued an attestation report on the Group’s internal control over financial reporting as of December 31, 2018 (see Item 18).

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16

16A Audit Committee Financial Expert

Mr James Merselis is an independent director and a member of the Audit Committee.

Our board of directors has determined that Mr James Merselis meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

This determination is made on the basis that Mr Merselis has extensive experience in advising public and private groups on all aspects of corporate strategy. Mr Merselis has lead a number of healthcare diagnostic start-ups and is a non-executive Director of multiple diagnostic companies. Mr Merselis was formerly President and CEO of HemoSense, a point-of-care diagnostics public company and is currently Managing Director of Synchrony Bio LLC, a healthcare focused venture investment fund.

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

	Year ended December 31, 2018		Year ended December 31, 2017
	US$’000%		US$’000%
Audit	562	97%	507	87%
Audit-related	-	-%	-	-%
Tax	17	3%	73	13%

Total	579		580

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

16 E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 3, 2011 the Company announced its intention to commence a Share Buyback Program for the first time in the Company’s history. Under the authority given by the passing of Resolution 6 at the 2017 AGM, the maximum number of shares that may yet be purchased by Trinity Biotech or on the Group’s behalf at December 31, 2018 was 20,901,703 (5,225,426 ADSs) (2017: 19,101,098 (4,775,275 ADSs)).

2018 Share Buyback

During 2018, 107,740 shares ‘A’ Ordinary Shares (26,935 ADSs) were purchased by Trinity Biotech or on the Group’s behalf (2017: 5,374,692).

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Trinity Biotech plc

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Trinity Biotech plc and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2018 and our report dated May 14, 2019 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

May 14, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Trinity Biotech plc

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial position of Trinity Biotech plc and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated May 14, 2019 expressed an unqualified opinion.

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

/s/ GRANT THORNTON

We have served as the Company’s auditor since 2008.

Dublin, Ireland

May 14, 2019

CONSOLIDATED STATEMENT OF OPERATIONS

		Year ended December 31
	Notes	2018 Total US$‘000	2017 Total US$‘000	2016 Total US$‘000
Revenues	2	97,035	99,140	99,611
Cost of sales		(55,586)	(57,250)	(56,127)

Gross profit		41,449	41,890	43,484
Other operating income	4	102	100	239
Research and development expenses		(5,369)	(5,657)	(5,040)
Selling, general and administrative expenses		(29,477)	(32,246)	(30,366)
Impairment charges and inventory provisioning	6	(26,932)	(41,755)	(48,165)

Operating loss		(20,227)	(37,668)	(39,848)
Financial income	2,3	2,124	3,198	3,147
Financial expenses	2, 3	(5,080)	(5,405)	(5,439)

Net financing expense		(2,956)	(2,207)	(2,292)

Loss before tax	5	(23,183)	(39,875)	(42,140)
Total income tax credit	2, 9	525	1,214	3,557

Loss for the year on continuing operations	2	(22,658)	(38,661)	(38,583)

Profit/(Loss) for the year on discontinued operations	10	568	(1,609)	(62,042)

Loss for the year (all attributable to owners of the parent)	2	(22,090)	(40,270)	(100,625)

Basic (loss)/earnings per ADS (US Dollars) – continuing operations	11	(1.08)	(1.79)	(1.68)
Diluted (loss)/earnings per ADS (US Dollars) – continuing operations	11	(1.08)	(1.79)	(1.68)

Basic (loss)/earnings per ‘A’ ordinary share (US Dollars) –continuing operations	11	(0.27)	(0.45)	(0.42)
Diluted earnings per ‘A’ ordinary share (US Dollars) – continuing operations	11	(0.27)	(0.45)	(0.42)

Basic (loss)/earnings per ADS (US Dollars) – group	11	(1.06)	(1.86)	(4.38)
Diluted (loss)/earnings per ADS (US Dollars) – group	11	(1.06)	(1.86)	(4.38)

Basic (loss)/earnings per ‘A’ ordinary share (US Dollars) – group	11	(0.26)	(0.47)	(1.10)
Diluted (loss)/earnings per ‘A’ ordinary share (US Dollars) –group	11	(0.26)	(0.47)	(1.10)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31
	Notes	2018 US$‘000	2017 US$‘000	2016 US$‘000
Loss for the year	2	(22,090)	(40,270)	(100,625)
Other comprehensive (loss)/income
Items that will be reclassified subsequently to profit or loss
Foreign exchange translation differences		(520)	3,086	3,122

Other comprehensive income		(520)	3,086	3,122

Total Comprehensive Loss (all attributable to owners of the parent)		(22,610)	(37,184)	(97,503)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31
	Notes	2018 US$‘000	2017 US$‘000
ASSETS
Non-current assets
Property, plant and equipment	12	5,362	5,800
Goodwill and intangible assets	13	52,951	64,754
Deferred tax assets	14	6,127	8,698
Derivative financial instruments	24	-	360
Other assets	15	558	771

Total non-current assets		64,998	80,383

Current assets
Inventories	16	30,359	32,805
Trade and other receivables	17	24,441	20,740
Income tax receivable		1,584	1,439
Cash and cash equivalents	18	30,277	23,564
Short-term investments	19	-	34,043

Total current assets		86,661	112,591

TOTAL ASSETS	2	151,659	192,974

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	20	1,213	1,213
Share premium	20	16,187	16,187
Treasury shares	20	(24,922)	(24,783)
Accumulated surplus	20	55,319	75,802
Translation reserve	20	(3,766)	(3,246)
Other reserves	20	23	23

Total equity		44,054	65,196

Current liabilities
Income tax payable		210	310
Trade and other payables	22	16,908	20,515
Provisions	23	50	50
Finance lease liabilities	25	436	354

Total current liabilities		17,604	21,229

Non-current liabilities
Exchangeable notes	24	81,382	92,955
Derivative financial instruments	24	238	2,230
Finance lease liabilities	25	526	532
Deferred tax liabilities	14	7,855	10,832

Total non-current liabilities		90,001	106,549

TOTAL LIABILITIES	2	107,605	127,778

TOTAL EQUITY AND LIABILITIES		151,659	192,974

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

					Other reserves
	Share capital ‘A’ ordinary shares US$’000	Share premium US$’000	Treasury Shares US$’000	Translation reserve US$’000	Warrant reserve US$’000	Hedging reserves US$’000	Accumulated surplus US$’000	Total US$’000
Balance at January 1, 2016	1,209	15,526	(7,367)	(9,454)	4,529	23	209,426	213,892
Loss for the period	—	—	—	—	—	—	(100,625)	(100,625)
Other comprehensive income	—	—	—	3,122	—	—	—	3,122

Total comprehensive income	—	—	—	3,122	—	—	(100,625)	(97,503)
Share-based payments (Note 21)	—	—	—	—	—	—	1,633	1,633
Options or warrants exercised	4	669	—	—	—	—	—	673
Shares purchased	—	—	(9,960)	—	—	—	—	(9,960)
Share issue expenses	—	(8)	—	—	—	—	—	(8)

Balance at December 31, 2016	1,213	16,187	(17,327)	(6,332)	4,529	23	110,434	108,727

Balance at January 1, 2017	1,213	16,187	(17,327)	(6,332)	4,529	23	110,434	108,727
Loss for the period	—	—	—	—	—	—	(40,270)	(40,270)
Other comprehensive income	—	—	—	3,086	—	—	—	3,086

Total comprehensive income/(loss)	—	—	—	3,086	—	—	(40,270)	(37,184)
Transfer of warrant reserve (Note 21)	—	—	—	—	(4,529)	—	4,529	—
Share-based payments (Note 21)	—	—	—	—	—	—	1,109	1,109
Shares purchased	—	—	(7,456)	—	—	—	—	(7,456)

Balance at December 31, 2017	1,213	16,187	(24,783)	(3,246)	—	23	75,802	65,196

Balance at January 1, 2018	1,213	16,187	(24,783)	(3,246)	—	23	75,802	65,196
Loss for the period	—	—	—	—	—	—	(22,090)	(22,090)
Other comprehensive income	—	—	—	(520)	—	—	—	(520)

Total comprehensive income/(loss)	—	—	—	(520)	—	—	(22,090)	(22,610)
Share-based payments (Note 21)	—	—	—	—	—	—	1,607	1,607
Shares purchased	—	—	(139)	—	—	—	—	(139)

Balance at December 31, 2018	1,213	16,187	(24,922)	(3,766)	—	23	55,319	44,054

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	Notes	2018 US$‘000	2017 US$‘000	2016 US$‘000
Cash flows from operating activities
Loss for the year		(22,090)	(40,270)	(100,625)
Adjustments to reconcile net profit to cash provided by operating activities:
Depreciation	5	1,296	1,896	3,159
Amortisation	5,13	2,825	3,303	2,973
Income tax credit		(1,115)	(374)	(8,630)
Financial income	3	(2,124)	(3,198)	(3,147)
Financial expense	3	5,080	5,405	5,444
Share-based payments	21	1,369	928	1,414
Foreign exchange (gains)/losses on operating cash flows		311	307	(226)
Loss on disposal or retirement of property, plant and equipment	5	15	3	15
Movement in inventory provision	16	300	2,275	(533)
Impairment of inventory		—	—	7,405
Impairment of prepayments	6, 17	1,608	1,651	757
Impairment of property, plant and equipment	6, 12	6,112	10,437	9,029
Impairment of intangible assets	6, 13	19,212	29,667	87,673
Provision for closure costs	10	—	(1,794)	3,431
Other non-cash items		570	(728)	4,087

Operating cash flows before changes in working capital		13,369	9,508	12,226
(Increase) / decrease in trade and other receivables		(5,960)	306	682
Decrease / (increase) in inventories		1,988	(2,461)	(3,622)
(Decrease) / increase in trade and other payables		(3,419)	2,017	1,270

Cash generated from operations		5,978	9,370	10,556
Interest paid		(39)	(53)	(60)
Interest received		874	776	901
Income taxes received / (paid)		416	(843)	(1,169)

Net cash generated by operating activities		7,229	9,250	10,228

Cash flows from investing activities
Payments to acquire intangible assets		(9,863)	(10,229)	(16,548)
Acquisition of property, plant and equipment		(7,528)	(4,839)	(4,215)
Licence fees	22	—	(1,112)	(1,112)

Net cash used in investing activities		(17,391)	(16,180)	(21,875)

Cash flows from financing activities
Proceeds from issue of ordinary share capital		—	—	857
Share buyback		(434)	(7,799)	(9,322)
Expenses paid in connection with share issue and debt financing		—	—	(8)
Interest payment on exchangeable notes	29	(4,503)	(4,600)	(4,600)
Purchase of exchangeable notes	29	(12,042)	—	—
Proceeds from sale & leaseback transactions		481	51	—
Payment of finance lease liabilities		(374)	(295)	(282)

Net cash used in financing activities		(16,872)	(12,643)	(13,355)

Decrease in cash and cash equivalents and short term investments		(27,034)	(19,573)	(25,002)
Effects of exchange rate movements on cash held		(296)	71	158
Cash and cash equivalents and short-term investments at beginning of year		57,607	77,109	101,953

Cash and cash equivalents and short term investments at end of year	18,19	30,277	57,607	77,109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc (“the Company”) and its subsidiaries (“the Group”) are set out below.

i)	General information

Trinity Biotech develops, acquires, manufactures and markets medical diagnostic products for the clinical laboratory and point-of-care segments of the diagnostic market. These products are used to detect autoimmune, infectious and sexually transmitted diseases, diabetes and disorders of the liver and intestine. Trinity Biotech is a significant provider of raw materials to the life sciences and research industries globally. Trinity Biotech also operates a licenced reference laboratory that specializes in diagnostics for autoimmune diseases.

ii)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). The IFRS applied are those effective for accounting periods beginning January 1, 2018. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, in relation to the 2018 consolidated financial statements there are no differences regarding the effective date of new IFRS relevant to Trinity Biotech as issued by the IASB and as adopted by the EU. In relation to prior periods presented, none of the differences are relevant in the context of Trinity Biotech and the consolidated financial statements comply with IFRS both as issued by the IASB and as adopted by the EU.

iii)	Basis of preparation

The consolidated financial statements have been prepared in United States Dollars (US$), rounded to the nearest thousand, under the historical cost basis of accounting, except for derivative financial instruments, certain balances arising on acquisition of subsidiary entities and share-based payments which are initially recorded at fair value. Derivative financial instruments are also subsequently revalued and carried at fair value.

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
DECEMBER 31, 2018

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
DECEMBER 31, 2018

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
DECEMBER 31, 2018

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
DECEMBER 31, 2018

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

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash generating unit level. The goodwill and indefinite-lived assets were reviewed for impairment at December 31, 2017 and December 31, 2018. See Note 13.

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
DECEMBER 31, 2018

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

x)	Trade and other receivables

Trade receivables are amounts due from customers for products sold or services provided in the ordinary course of business. Trade and other receivables are stated at their amortised cost less impairment losses incurred. Cost approximates fair value given the short term nature of these assets. The Group records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. Expected credit losses are recorded on all of trade receivables based on an assessment of each individual debtor taking into account the probability of default or delinquency in payments and the probability that debtor will enter into financial difficulties or bankruptcy.

xi)	Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade and other payables are stated at cost. Cost approximates fair value given the short term nature of these liabilities.

xii)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short-term deposits which are readily available at year-end. Deposits with maturities less than six months as at the year end date are recognised as cash and cash equivalents and are carried at fair value. The Group has no short-term bank overdraft facilities. Where restrictions are imposed by third parties, such as lending institutions, on cash balances held by the Group these are treated as financial assets in the financial statements.

xiii)	Short-term investments

Short-term investments comprise short-term bank deposits which have maturities greater than six months as at the year-end date. Short-term deposits made for varying periods depending on the immediate cash requirements of the Group and earn interest at the respective deposit rates in place. Where restrictions are imposed by third parties, such as lending institutions, on short-term deposits held by the Group these are treated as financial assets in the financial statements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xv)	Government grants

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

xvi)	Revenue recognition

Goods sold and services rendered

The Group recognises revenue when it transfers control over a good or service to a customer. Revenue is recognised to the extent that it is probable that economic benefit will flow to the Group and the revenue can be measured. No revenue is recognised if there is uncertainty regarding recovery of the consideration due at the outset of the transaction or the possible return of goods. Revenue, including any amounts invoiced for shipping and handling costs, represents the value of goods and services supplied to external customers, net of discounts and rebates and excluding sales taxes.

Revenue from products is generally recorded as of the date of shipment, consistent with typical ex-works shipment terms. Where the shipment terms do not permit revenue to be recognised as of the date of shipment, revenue is recognised when the Group has satisfied all of its performance obligations to the customer in accordance with the shipping terms. Some contracts oblige the Group to ship product to the customer ahead of the agreed payment schedule. For these shipments, a contract asset is recognised when control over the goods has transferred to the customer. The financing component is insignificant as invoicing for these shipments occurs within a short period of time after shipment has occurred and standard 30 day credit terms apply.

The Group operates a licensed referenced laboratory in the US, which provides testing services to institutional customers and insurance companies. In the US, there are rules requiring all insurance companies to be billed the same amount per test. However, the amount that each insurance company pays for a particular test varies according to their own internal policies and this can typically be considerably less than the amount invoiced. We recognise lab services revenue for insurance companies by taking the invoiced amount and reducing it by an estimated percentage based on historical payment data. We review the percentage reduction annually based on the latest data. As a practical expedient, and in accordance with IFRS, we apply a portfolio approach to the insurance companies as they have similar characteristics. We judge that the effect on the financial statements of using a portfolio approach for the insurance companies will not differ materially from applying IFRS 15 to the individual contracts within that portfolio.

Revenue from services rendered is recognised in the statement of operations in proportion to the stage of completion of the transaction at the balance sheet date.

The Group leases instruments to customers typically as part of a bundled package. Where a contract has multiple performance obligations and its duration is greater than one year, the transaction price is allocated to the performance obligations in the contract by reference to their relative standalone selling prices. For contracts where control of the instrument is transferred to the customer, the fair value of the instrument is recognised as revenue at the commencement of the lease and is matched by the related cost of sale. Fair value is determined on the basis of standalone selling price. In the case where control of the instrument does not transfer to the customer, revenue is recognised on the basis of customer usage of the instrument. See also Note 1(v).

In obtaining these contracts, the Group incurs a number of incremental costs, such as sales bonus paid to sales staff commissions paid to distributors and royalty payments. As the amortisation period of these costs, if capitalised, would be less than one year, the Group makes use of the practical expedient in IFRS 15.94 and expenses them as they incur.

A receivable is recognised when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

The Group’s obligation to provide a refund for faulty products under the standard warranty terms is recognised as a provision, see Note 23 for details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other operating income

Other operating income mainly comprises income recognised under Transitional Services Agreements (TSA) with Diagnostica Stago. As part of the divestiture of the Coagulation product line in April 2010, the Group entered into a TSA. The services provided by the Group to Stago under the TSA comprise canteen services. This income has not been treated as revenue since the TSA activities are incidental to the main revenue-generating activities of the Group.

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

A majority of the revenue of the Group is generated in US Dollars. The Group’s management has determined that the US Dollar is the primary currency of the economic environment in which the Company and its subsidiaries (with the exception of the Group’s subsidiaries in Brazil, Canada and Sweden) principally operate. Thus the functional currency of the Company and its subsidiaries (other than the Brazilian, Canadian and Swedish subsidiaries) is the US Dollar. The functional currency of the Brazilian entity is the Brazilian Real, the functional currency of the Canadian subsidiary, Nova Century Scientific Inc, is the Canadian Dollar and the functional currency of the Swedish subsidiary is the Swedish Kroner. The presentation currency of the Company and Group is the US Dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. The resulting gains and losses are included in the statement of operations. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

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

Where Euro, Brazilian Real, Canadian Dollar or Swedish Kroner amounts have been referenced in this document, their corresponding US Dollar equivalent has also been included and these equivalents have been calculated with reference to the foreign exchange rates prevailing at December 31, 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xix)	Hedging

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

xx)	Exchangeable notes and derivative financial instruments

The Company’s exchangeable notes are treated as a host debt instrument with embedded derivatives attached. On initial recognition, the host debt instrument is recognised at the residual value of the total net proceeds of the bond issue less fair value of the embedded derivatives. Subsequently, the host debt instrument is measured at amortised cost using the effective interest rate method.

The embedded derivatives are initially recognised at fair value and are restated at their fair value at each reporting date. The fair value changes of the embedded derivatives are recognised in the statement of operations, except for changes in fair value related to the Group’s own credit risk, which are recorded in the statement of comprehensive income.

Where the exchangeable notes are redeemed early or repurchased in a way that does not alter the original conversion privileges, the consideration paid is allocated to the respective components and the amount of any gain or loss is recognised in the consolidated statement of operations.

xxi)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xxii)	Tax (current and deferred)

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the statement of operations except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax represents the expected tax payable or recoverable on the taxable profit for the year using tax rates enacted or substantively enacted at the balance sheet date in the countries where the company and its subsidiaries operate and generate income, and taking into account any adjustments stemming from prior years.

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
DECEMBER 31, 2018

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

xxix)	Fair values

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: valuation techniques for which the lowest level of inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

Level 3: valuation techniques for which the lowest level of inputs that have a significant effect on the recorded fair value are not based on observable market data

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

1.          BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xxx)	New IFRS Standards and Interpretations not applied

The IASB and IFRIC have issued additional standards and interpretations which are effective for periods starting after January 1, 2018, all of which have not yet been adopted by the EU. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB. However, the Group’s consolidated financial statements for the financial years presented would be no different had IFRS as issued by the IASB been applied. The following standards and interpretations have yet to be adopted by the Group:

International Financial Reporting Standards (IFRS/IAS)		Effective date
IFRS 16	Leases	January 1, 2019 (issued by the IASB with effectivity date of January 1, 2019)
IFRIC 23	Uncertainty over income tax	January 1, 2019 (issued by the IASB with effectivity date of January 1, 2019)

IFRS 16 Leases was issued in January 2016 and replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 – Operating Leases – Incentives and SIC-27 – Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The Group will adopt IFRS 16 on January 1, 2019 and will apply the modified retrospective approach on transition. Comparative results will not be restated.

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for the majority of leases under a single on-balance sheet model, similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees which will be availed of by the Group – leases of ‘low-value’ assets (e.g. computers, small copiers costing less than US$5,000) and short-term leases (i.e. leases with a term of 12 months or less). It also includes an election, which permits a lessee not to separate non-lease components (e.g. maintenance) from lease components and instead capitalise both the lease cost and associated non-lease cost.

At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e. the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e. the right-of-use asset). Lessees will be required to recognise separately the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Under IFRS 16, lessees will also be required to remeasure the lease liability upon the occurrence of certain events (e.g. a change in lease term or a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Trinity Biotech has entered into operating leases for a range of assets, principally relating to premises, plant and machinery, vehicles and equipment.

The adoption of the new standard will have a material impact on the Group’s consolidated financial statements, as follows:

Statement of Operations
The adoption of the new standard will lead to a reduction in profit in the short term but this will reverse over the life of the leases. The Group currently recognises operating lease expenses in operating costs. The Group’s lease expense for 2018 was US$3.0 million (2017 US$3.0 million) and is disclosed in Note 5 to the consolidated financial statements. A significant majority of these lease expenses will not be recognised in the Group’s statement of operations beginning January 1, 2019. Instead, right-of-use assets will be capitalised and depreciated over the term of the lease with an associated finance cost applied to the lease liability. In 2019, the depreciation and finance cost for right-of-use assets will exceed what would have been the charged for operating lease expenses and therefore profit will decrease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

1.          BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Balance Sheet
At transition date, the Group will determine the lease payments outstanding at that date and apply the appropriate discount rate to calculate the present value of the lease payments. The Group’s commitments outstanding on all leases as at December 31, 2018 is US$25.7 million (2017: US$22.1 million) (see Note 26(b) to the consolidated financial statements). The related right-of-use assets will be recognised within Property, Plant and equipment. Our existing finance lease liabilities (refer Note 25) are not affected by the new standard. Similarly, our lessor accounting will not be impacted by IFRS 16 (refer to finance lease receivable in Note 17).

The Group has assessed the impact of the new standard but the exact financial impact of the standard is as yet unknown. The Group’s commitment as at December 31, 2018 provides an indication of the scale of leases held and how significant leases currently are to Trinity Biotech’s business.

In addition to the impacts above, there will also be significantly increased disclosures when the Group adopts IFRS 16, including the following:

•	Depreciation charge for Right-of-Use assets
•	Additions to Right-of-Use assets
•	Financial expense for lease liabilities
•	Expense recognised for short term leases (<12mths)
•	Expense recognised for low value leases
•	Income from subletting Right-of-Use assets
•	Total cash outflow for leases

The Group has adopted the following standards and amendments during the year:

•	IFRS 2 Share-based Payments – Classification and Measurement of Share-based Payment Transactions
•	IFRS 15 Revenue from Contracts with Customers
•	IFRS 9 Financial Instruments

The Group has adopted  IFRS 2, Share-based Payments for its 2018 financial year. The amended standard had no impact on the financial statements.

The Group has adopted IFRS 15, Revenue from Contracts with Customers for its 2018 financial year. As permitted by the standard, the Group has adopted the modified transitional provisions and as such the 2017 results remain as previously reported. As expected, the new standard did not lead to a material difference in the timing of recognising revenue.  The main impact on the financial statements is the increased disclosure obligations including expanded disclosure in respect of disaggregated revenue from contracts with customers and separate disclosure of contract assets. We have also updated our accounting policy for revenue recognition.

The Group has adopted  IFRS 9, Financial Instruments for its 2018 financial year. The new standard affects the recording of fair value movements of the put and call options in our exchangeable notes. Movements in fair value related to the Group’s own credit risk are recorded in the statement of comprehensive income. There were no such movements in 2018. There have been no changes in classifications as a result of the application of IFRS 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

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

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.

i)	The distribution of revenue by geographical area based on location of assets was as follows:

		Rest of World
Revenue	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2018	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	65,863	31,172	—	—	97,035
Inter-segment revenue	38,665	2,899	—	(41,564)	—

Total revenue	104,528	34,071	—	(41,564)	97,035

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2017	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	66,092	33,048	—	—	99,140
Inter-segment revenue	42,147	3,587	—	(45,734)	—

Total revenue	108,239	36,635	—	(45,734)	99,140

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2016	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	63,889	35,718	4	—	99,611
Inter-segment revenue	39,322	5,349	348	(45,019)	—

Total revenue	103,211	41,067	352	(45,019)	99,611

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

2.	SEGMENT INFORMATION (CONTINUED)

ii)	The distribution of revenue by customers’ geographical area was as follows:

Revenue	December 31, 2018 US$‘000	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Americas	57,559	59,539	61,613
Asia / Africa	29,466	27,131	25,501
Europe (including Ireland) *	10,010	12,470	12,497

	97,035	99,140	99,611

*	Revenue from customers in Ireland is not disclosed separately due to the immateriality of these revenues.

iii)	The distribution of revenue by major product group was as follows:

Revenue	December 31, 2018 US$‘000	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Clinical laboratory	71,618	73,366	74,166
Point-of-Care	14,836	16,774	16,908
Laboratory services	10,581	9,000	8,537

	97,035	99,140	99,611

iv)	The group has recognised the following amounts relating to revenue in the consolidated statement of operations:

Revenue	December 31, 2018 US$‘000	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Revenue from contracts with customers (a)	97,035	99,140	99,611
Revenue from other sources	—	—	—

	97,035	99,140	99,611

(a)	Disaggregation of revenue from contracts with customers:

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following geographical areas:

Timing of revenue recognition	Americas	Ireland	Other	Total
Year ended December 31, 2018	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	64,941	31,172	—	96,113
Over time	922	—	—	922

Total	65,863	31,172	—	97,035

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

2.          SEGMENT INFORMATION (CONTINUED)

Timing of revenue recognition	Americas	Ireland	Other	Total
Year ended December 31, 2017	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	65,164	33,048	—	98,212
Over time	928	—	—	928

Total	66,092	33,048	—	99,140

Timing of revenue recognition	Americas	Ireland	Other	Total
Year ended December 31, 2016	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	63,015	35,718	4	98,737
Over time	874	—	—	874

Total	63,889	35,718	4	99,611

(b)	The Group derives revenue from the transfer of goods and services over time and at a point in time based on customers’ geographical area as follows:

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2018	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	56,637	29,466	10,010	96,113
Over time	922	—	—	922

Total	57,559	29,466	10,010	97,035

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2017	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	58,611	27,131	12,470	98,212
Over time	928	—	—	928

Total	59,539	27,131	12,470	99,140

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

2.	SEGMENT INFORMATION (CONTINUED)

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2016	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	60,739	25,501	12,497	98,737
Over time	874	—	—	874

Total	61,613	25,501	12,497	99,611

v)	The distribution of segment results by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2018	US$‘000	US$‘000	US$‘000	US$‘000
Result before impairment	5,514	1,900	(44)	7,370
Impairment	(19,095)	(7,837)	—	(26,932)

Result after impairment	(13,581)	(5,937)	(44)	(19,562)
Unallocated expenses *				(665)

Operating loss				(20,227)
Net financing expense (Note 3)				(2,956)

Loss before tax				(23,183)
Income tax credit (Note 9)				525

Loss for the year on continuing operations				(22,658)
Profit for the year on discontinued operations (Note 10)				568

Loss for the year				(22,090)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2017	US$‘000	US$‘000	US$‘000	US$‘000
Result before impairment	3,744	1,125	(44)	4,825
Impairment	(9,194)	(32,561)	—	(41,755)

Result after impairment	(5,450)	(31,436)	(44)	(36,930)
Unallocated expenses *				(738)

Operating loss				(37,668)
Net financing expense (Note 3)				(2,207)

Loss before tax				(39,875)
Income tax credit (Note 9)				1,214

Loss for the year on continuing operations				(38,661)
Loss for the year on discontinued operations (Note 10)				(1,609)

Loss for the year				(40,270)

	Americas	Ireland	Other	Total
Year ended December 31, 2016	US$‘000	US$‘000	US$‘000	US$‘000
Result before exceptional expenses	4,564	4,270	384	9,218
Impairment	(22,989)	(20,390)	—	(43,379)
Inventory provision	(335)	(4,451)	—	(4,786)

Result after exceptional expenses	(18,760)	(20,571)	384	(38,947)
Unallocated expenses *				(901)

Operating profit				(39,848)
Net financing expense (Note 3)				(2,292)

Loss before tax				(42,140)
Income tax credit (Note 9)				3,557

Loss for the year on continuing operations				(38,583)
Loss for the year on discontinued operations (Note 10)				(62,042)

Loss for the year				(100,625)

*	Unallocated expenses represent head office general and administration costs of the Group which cannot be allocated to the results of any specific geographical area.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

2.	SEGMENT INFORMATION (CONTINUED)

vi)	The distribution of segment assets and segment liabilities by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2018	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	75,658	38,009	4	113,671
Unallocated assets:
Income tax assets (current and deferred)				7,711
Cash and cash equivalents and short-term investments				30,277

Total assets as reported in the Group balance sheet				151,659

Segment liabilities	8,946	90,444	150	99,540
Unallocated liabilities:
Income tax liabilities (current and deferred)				8,065

Total liabilities as reported in the Group balance sheet				107,605

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2017	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	88,714	36,513	3	125,230
Unallocated assets:
Income tax assets (current and deferred)				10,137
Cash and cash equivalents and short-term investments				57,607

Total assets as reported in the Group balance sheet				192,974

Segment liabilities	11,486	104,901	249	116,636
Unallocated liabilities:
Income tax liabilities (current and deferred)				11,142

Total liabilities as reported in the Group balance sheet				127,778

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

2.	SEGMENT INFORMATION (CONTINUED)

vii)
The distribution of long-lived assets, which are property, plant and equipment, goodwill and intangible assets and other non-current assets (excluding deferred tax assets), by geographical area was as follows:

	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Rest of World – Ireland	14,864	15,873
Rest of World – Other	—	—
Americas	44,007	55,812

	58,871	71,685

viii)	The distribution of depreciation and amortisation by geographical area was as follows:

	December 31, 2018 US$‘000	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Depreciation:
Rest of World – Ireland	74	1,186	1,072
Rest of World – Other	—	—	304
Americas	1,301	1,238	2,197

	1,375	2,424	3,573

Amortisation:
Rest of World – Ireland	655	1,164	1,533
Americas	2,170	2,139	1,440

	2,825	3,303	2,973

ix)	The distribution of share-based payment expense by geographical area was as follows:

	December 31, 2018 US$‘000	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Rest of World – Ireland	1,265	841	1,187
Rest of World – Other	—	—	41
Americas	104	87	153

	1,369	928	1,381
Share based-payments – discontinued operations	—	—	33

	1,369	928	1,414

See Note 21 for further information on share-based payments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

2.	SEGMENT INFORMATION (CONTINUED)

x)	The distribution of interest income and interest expense by geographical area was as follows:

		Rest of World
Interest Income Year ended December 31, 2018	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$‘000	Total US$‘000
Interest income earned	32	704	—	—	736
Non-cash financial income	—	1,388	—	—	1,388
Inter-segment interest income	—	—	4,853	(4,853)	—

Total	32	2,092	4,853	(4,853)	2,124

		Rest of World
Interest Expense Year ended December 31, 2018	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$‘000	Total US$’000
Interest on finance leases	7	32	—	—	39
Cash interest on exchangeable notes	—	4,352	—	—	4,352
Non-cash interest on exchangeable notes ( Note 24)	—	689	—	—	689
Inter-segment interest expense	4,853	—	—	(4,853)	—

Total	4,860	5,073	—	(4,853)	5,080

		Rest of World
Interest Income Year ended December 31, 2017	Americas	Ireland	Other	Eliminations	Total
	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Interest income earned	44	764	—	—	808
Non-cash financial income	—	2,390	—	—	2,390
Inter-segment interest income	—	—	4,853	(4,853)	—

Total	44	3,154	4,853	(4,853)	3,198

		Rest of World
Interest Expense Year ended December 31, 2017	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000

Interest on deferred consideration and licence fee	—	40	—	—	40
Interest on finance leases	—	42	—	—	42
Cash interest on exchangeable notes	—	4,600	—	—	4,600
Non-cash interest on exchangeable notes ( Note 24)	—	723	—	—	723
Inter-segment interest expense	4,853	—	—	(4,853)	—

Total	4,853	5,405	—	(4,853)	5,405

		Rest of World
Interest Income Year ended December 31, 2016	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000
Interest income earned	21	856	—	—	877
Non-cash financial income	—	2,270	—	—	2,270
Inter-segment interest income	—	—	4,853	(4,853)	—

Total	21	3,126	4,853	(4,853)	3,147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
Interest Expense Year ended December 31, 2016	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000

Interest on deferred consideration and licence fee	—	66	—	—	66
Interest on finance leases	—	55	—	—	55
Cash interest on exchangeable notes	—	4,600	—	—	4,600
Non-cash interest on exchangeable notes	—	718	—	—	718
Inter-segment interest expense	4,853	—	—	(4,853)	—

Total	4,853	5,439	—	(4,853)	5,439

Interest expense in 2016 does not include US$5,000 that has been stated in Note 10 in respect of the discontinued operations in Fiomi.

xi)	The distribution of taxation (expense)/credit by geographical area was as follows:

	December 31, 2018 US$‘000	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Rest of World – Ireland	(59)	192	2,038
Rest of World – Other	(3)	(81)	(48)
Americas	587	1,103	1,567

	525	1,214	3,557

xii)	During 2018, 2017 and 2016 there were no customers generating 10% or more of total revenues.

xiii)	The distribution of capital expenditure by geographical area was as follows:

	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Rest of World – Ireland	7,148	7,602
Rest of World – Other	1,746	—
Americas	8,911	8,080

	17,805	15,682

3.	FINANCIAL INCOME AND EXPENSES

	December 31, 2018 US$‘000	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Financial income:
Non-cash financial income	1,388	2,390	2,270
Interest income	736	808	877

	2,124	3,198	3,147

Financial expense:
Interest on finance leases	(39)	(42)	(55)
Cash interest on exchangeable notes	(4,352)	(4,600)	(4,600)
Non-cash interest on exchangeable notes (Note 24)	(689)	(723)	(718)
Interest on deferred consideration and licence fee	-	(40)	(66)

	(5,080)	(5,405)	(5,439)
Net Financing Expense	(2,956)	(2,207)	(2,292)

Exchangeable note interest expense and non-cash financial income and expense relate to the exchangeable senior notes issued in 2015. For further information, refer to Note 24. Interest expense in 2016 does not include US$5,000 that has been stated in Note 10 in respect of the discontinued operations in Fiomi.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

4.	OTHER OPERATING INCOME

	December 31, 2018 US$‘000	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Rental income from premises	3	-	135
Other income	99	100	104

	102	100	239

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

5.	LOSS BEFORE TAX

  The following amounts were charged / (credited) to the statement of operations:

	December 31, 2018 US$‘000	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Directors’ emoluments (including non- executive directors):
Remuneration	1,261	1,800	1,946
Pension	44	44	41
Share based payments	1,204	727	1,121
Auditor’s remuneration
Audit fees	506	568	469
Tax fees	15	73	33
Other non audit fees	-	-	19
Depreciation*	1,296	1,896	2,856
Amortisation	2,825	3,303	2,973
Loss on the disposal of property, plant and equipment	15	3	15
Net foreign exchange differences**	344	(17)	888
Operating lease rentals:
Land and buildings	2,792	2,846	2,811
Other equipment	158	163	114

*
Note that US$79,000 (2017: US$528,000) (2016: US$414,000) of depreciation was capitalised to research and development projects during 2018 in line with the Group’s capitalisation policy for Intangible projects.

In 2016, the depreciation expense did not include the amount of US$303,000 that was included in the operating expenses that were stated in Note 10 in respect of the discontinued operations in Fiomi. In 2017 and 2018, no depreciation expense arose for the discontinued operation.

**
The net foreign exchange differences in 2017 do not include US$440,000 (2016: US$253,000) which were included in the operating expenses that were stated in Note 10 in respect of the discontinued operations in Fiomi.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

6.	IMPAIRMENT CHARGES AND INVENTORY PROVISIONING

In accordance with IAS 36, Impairment of Assets, the Group carries out an annual impairment review of the asset valuations. In determining whether a potential asset impairment exists, a range of internal and external factors are considered. A number of factors affected this calculation including:

•	The Company’s market capitalisation at the end of the year that was lower when compared to the end of 2017.

•	The inclusion of the latest cash flow projections and net asset values for each cash generating unit; and

•	Increased volatility in the Company’s share price and higher market interest rates which resulted in a higher discount factor being applied to the Company’s expected future cash flows.

The impact of the above items on the statement of operations for the year ended December 31, 2018, December 31, 2017 and December 31, 2016 was as follows:

	December	December	December
	31, 2018	31, 2017	31, 2016
	US$’000	US$’000	US$’000
Selling, general & administration expenses
Impairment of PP&E (Note 12)	6,112	10,437	4,382
Impairment of goodwill and other intangible assets (Note 13)	19,212	29,667	38,240
Impairment of prepayments (Note 17)	1,608	1,651	757
Product discontinuation (Note 16)	—	—	4,786

Total impairment loss and inventory provisioning before tax	26,932	41,755	48,165
		(	(
Income tax impact of impairment loss and inventory provisioning	(1,752)	(517)	(3,783)

Total impairment loss after tax	25,180	41,238	44,382

In 2016, the decision to withdraw the Meritas Troponin premarket submission to the U.S. Food and Drug Administration, Trinity Biotech’s led to a significant reduction in the Group’s share price. Given that the market capitalisation was then significantly below the book value of the net assets, the Group decided to recognise at December 31, 2016 a non-cash impairment charge of US$28,390,000. The impairment was taken against goodwill and other intangible assets, property, plant and equipment and prepayments (see Notes 12, 13 and 17). Certain capitalised development projects were judged to be specifically impaired and their total carrying value of US$14,989,000 was expensed. Total impairment charges were US$43,379,000.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

7.	PERSONNEL EXPENSES

	December 31, 2018 US$‘000	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Wages and salaries	26,475	26,316	25,901
Social welfare costs	2,585	2,424	2,542
Pension costs	490	459	552
Share-based payments	1,369	928	1,414
Restructuring costs	-	-	1,276

	30,919	30,127	31,685

Personnel expenses are shown net of capitalisations. Total personnel expenses, inclusive of amounts capitalised for wages and salaries, social welfare costs and pension costs, for the year ended December 31, 2018 amounted to US$38,002,000 (2017: US$37,351,000) (2016: US$40,980,000). Total share based payments, inclusive of amounts capitalised in the balance sheet, amounted to US$1,607,000 for the year ended December 31, 2018 (2017: US$1,109,000) (2016: US$1,633,000). See Note 21 for further details.

There were no restructuring costs incurred for the years ended December 31, 2018 and December 31, 2017. Restructuring costs for the year ended December 31, 2016 were US$1,276,000 and related to Swedish operations.

The average number of persons employed by the Group in the financial year was 575 (2017: 556) (2016: 582) and is analysed into the following categories:

	December 31, 2018	December 31, 2017	December 31, 2016
Research and development	59	60	73
Administration and sales	163	162	161
Manufacturing and quality	353	334	348

	575	556	582

8.	PENSION SCHEMES

The Group operates defined contribution pension schemes for certain of its full time employees. The benefits under these schemes are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income amounted to US$490,000 (2017: US$458,000) (2016: US$708,000) of which $Nil (2017: $Nil) (2016: US$156,000) is included within the restructuring costs in Note 7. The pension accrual for the Group at December 31, 2018 was US$45,000 (2017: US$33,000), (2016: US$83,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

9.	INCOME TAX (CREDIT)/EXPENSE

The charge for tax based on the profit comprises:

	December 31, 2018 US$‘000	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Current tax (credit)/expense
Irish Corporation tax	(258)	(51)	(240)
Foreign taxes (a)	195	358	222
Adjustment in respect of prior years	(56)	150	(271)

Total current tax (credit)/expense	(119)	457	(289)

Deferred tax credit (b)
Origination and reversal of temporary differences (see Note 14)	(2,031)	(5,969)	(2,872)
Origination and reversal of net operating losses (see Note 14)	1,625	4,298	(396)

Total deferred tax credit	(406)	(1,671)	(3,268)

Total income tax credit on continuing operations in statement of operations	(525)	(1,214)	(3,557)

Tax (credit)/charge on discontinued operations (see Note 10)	(590)	323	(4,887)

Total tax credit	(1,115)	(891)	(8,444)

(a)	In 2018, the foreign taxes relate primarily to Canada.
(b)
In 2018, there was a deferred tax charge of US$369,000 (2017: credit of US$170,000; 2016: credit of US$1,804,000) recognised in respect of Ireland and a deferred tax credit of US$775,000 (2017: credit of US$1,501,000; 2016: credit of US$1,464,000) recognised in respect of overseas tax jurisdictions.

Effective tax rate	December 31, 2018 US$‘000	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Loss before taxation	(23,183)	(39,875)	(42,140)
As a percentage of loss before tax:
Current tax	(0.51)%	1.14%	(0.69)%
Total (current and deferred)	(2.26)%	(3.05)%	(8.44)%

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective total tax rate for the Group:

	December 31, 2018	December 31, 2017	December 31, 2016
Irish corporation tax	(12.5)%	(12.5)%	(12.5)%
Effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised (a)	15.76)%	12.05%	6.22%
Effect of tax rates on overseas earnings	(6.10)%	(2.09)%	(1.39)%
Effect of Irish income taxable at higher tax rate	0.05%	-	0.05%
Adjustments in respect of prior years	0.94%	0.38%	(0.64)%
Effect of changes in US tax code (b)	-	(1.89)%	-
R&D tax credits	(1.70)%	(0.17)%	(0.65)%
Other items (c)	1.29%	1.17%	0.47%

Effective tax rate	(2.26)%	(3.05)%	(8.44)%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

9.	INCOME TAX (CREDIT)/EXPENSE (CONTINUED)

(a)
The effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised is analyzed further in the table below (see also Note 14). No deferred tax asset was recognised because there was no reversing deferred tax liability in the same jurisdiction reversing in the same period and no future taxable income in the same jurisdiction.

(b)
In 2017, a number of changes were made to the USA tax code, the most significant of which was the reduction in the federal corporation tax rate to 21%. This resulted in a once-off tax credit in 2017 of US$753,000 arising from the reduction in deferred tax balances due to the tax rate change, partially offset by the effect of mandatory deemed repatriation of certain deferred foreign earnings. The other changes to the USA tax code did not have a material impact on the Group.

(c)
Other items comprise items not chargeable to tax/expenses not deductible for tax. In 2018, other items mainly comprise the movement in the exchangeable notes’ embedded derivatives value and the accretion of notional interest on the Loan Note’s host contract, both of which are exempt from deferred taxation recognition under IAS 12, Income Taxes.

Unrecognised deferred tax assets – continuing operations	Effect in 2018 US$’000	Percentage effect in 2018	Effect in 2017 US$’000	Percentage effect in 2017
Increase in net operating losses arising in US	2,174	9.38%	-	-
Temporary differences arising in US	19	0.08%	68	0.17%
Decrease in net operating losses arising in Brazil	(20)	(0.09)%	(714)	(1.79)%
Increase in net operating losses arising in Ireland	1,482	6.39%	5,452	13.67%

	3,655	15.76%	4,806	12.05%

The distribution of loss before taxes by geographical area was as follows:

	December 31, 2018 US$‘000	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Rest of World – Ireland	(9,590)	(35,821)	(23,787)
Rest of World – Other	4,809	4,809	5,241
Americas	(18,402)	(8,863)	(23,594)

	(23,183)	(39,875)	(42,140)

At December 31, 2018, the Group had unutilised net operating losses as follows:

	December 31, 2018 US$‘000	December 31, 2017 US$‘000	December 31, 2016 US$‘000
USA	2,382	7,737	8,896
Ireland	60,629	57,206	40,652
Brazil	4,001	4,060	6,159

	67,012	69,003	55,707

In the USA, the utilisation of net operating loss carryforwards is limited to future profits in the USA. The net operating losses for the US arising prior to January 1, 2019 have a maximum carryforward of 20 years. In respect of the US, US$589,000 will expire by December 31, 2035, US$1,753,000 will expire by December 31, 2036, and US$40,000 will expire by December 31, 2037.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

9.	INCOME TAX (CREDIT)/EXPENSE (CONTINUED)

At December 31, 2018, the Group had unrecognised deferred tax assets in respect of unused tax losses and unused tax credits as follows:

	December 31, 2018 US$‘000	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Ireland – unused tax losses	9,953	8,471	3,019
US – unused tax credits	2,538	345	277
Brazil – unused tax losses	1,360	1,380	2,094

Unrecognised deferred tax asset	13,851	10,196	5,390

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

The Group has US state credit carryforwards of US$461,000 at December 31, 2018 (2017: US$436,000; 2016: US$420,000). A deferred tax asset of US$364,000 (2017: US$345,000; 2016: US$277,000) in respect of US state credit carryforwards was not recognised in 2018 due to uncertainties regarding future full utilisation of these state credit carryforwards in the related tax jurisdiction in future periods.

We are subject to periodic audits in the various tax jurisdictions in which we operate. There is an on going audit by the tax authorities of one of the tax jurisdictions in which we operate.  The outcome of this tax audit is unknown but it is possible the final tax outcome will be different than that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and profit in the period in which such determination is made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

10.	PROFIT/(LOSS) FOR THE YEAR ON DISCONTINUED OPERATIONS

In 2016, management decided to cease the development of Cardiac point-of-care tests on the Meritas platform. These products were being developed by the Group’s subsidiary Fiomi Diagnostics (“Fiomi”) located in Sweden. The decision to cease the development work and to close the Swedish operation came after the company held a meeting with the U.S. Food and Drug Administration (“FDA”) in order to obtain an update on the Meritas Troponin premarket submission. At that meeting the FDA suggested that the submission should be withdrawn. The FDA made it known that any new point-of-care Troponin product would be required to demonstrate performance equivalent to the most recently cleared laboratory-based device. As there was no certainty that this level of performance could ever be achieved by the point-of-care Meritas product, even with the benefit of further development efforts, management decided to cease the development work on Troponin I and the analyzer and its sister products, BNP and D-dimer.

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

In 2017, settlements were negotiated with a number of counterparties that were lower than had been estimated in the previous years’ financial statements. The resultant excess provision for closure costs was released to the Consolidated Statement of Operations. During 2017, all remaining employees and all operating lease obligations were terminated. The loss on discontinued operations in 2017 also included a charge in relation to foreign translation reserves that had been recognised in previous periods as a reserve movement. In 2018, taxes paid to the Swedish tax authorities were recovered and there was a resulting tax credit of US$590,000.

The operating loss for the Cardiac point-of-care tests operation in Sweden and the profit/(loss) on remeasurement of its assets and liabilities are summarised as follows:

	December 31, 2018 US$‘000	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Revenues	—	—	—
Operating expenses	—	—	(827)

Operating loss	—	—	(827)
Interest expenses	—	—	(5)

Loss from discontinued operations before tax	—	—	(832)
Income tax credit/(expense)	—	—	186

Loss for the year	—	—	(646)
Profit/(Loss) on remeasurement of assets and liabilities:
Property, plant and equipment (note 12)	—	—	(4,647)
Goodwill and intangible assets (note 13)	—	—	(49,433)
Inventories	—	—	(2,578)
Closure costs	(22)	1,794	(5,846)
Foreign currency translation reserve	—	(3,080)	(3,779)
Tax credit/(expense)	590	(323)	4,887

Total profit/(loss)	568	(1,609)	(61,396)
Profit/(Loss) for the year from discontinued operations	568	(1,609)	(62,042)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

10.	PROFIT/(LOSS) FOR THE YEAR ON DISCONTINUED OPERATIONS (CONTINUED)

Basic earnings per ordinary share – discontinued operations

Basic earnings/(loss) per ordinary share for discontinued operations is computed by dividing the profit/(loss) after taxation on discontinued operations of US$568,000 (2017: loss US$1,609,000) (2016: loss US$62,042,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue. As at December 31, 2018, this amounted to 83,612,908 shares (2017: 86,486,409 shares) (2016: 91,858,813 shares), see note 11 for further details.

Diluted earnings per ordinary share – discontinued operations

Diluted earnings/(loss) per ordinary share for discontinued operations is computed by dividing the profit/(loss) after taxation on discontinued operations of US$568,000 (2017: loss US$1,609,000) (2016: loss US$62,042,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 103,508,820 (2017: 107,510,179) (2016: 113,197,598), see note 11 for further details. Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. Therefore, diluted loss per ADS in accordance with IFRS is equal to basic earnings per ADS.

Earnings per ADS

In June 2005, Trinity Biotech adjusted its ADS ratio from 1 ADS: 1 ordinary share to 1 ADS: 4 ordinary shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic earnings/(loss) per ADS for discontinued operations is computed by dividing the profit after taxation on discontinued operations of US$568,000 (2017: loss US$1,609,000) (2016: loss US$62,042,000) for the financial year by the weighted average number of ADS in issue of 20,903,227 (2017: 21,621,602); (2016: 22,964,703), see note 11 for further details.

Diluted earnings/(loss) per ADS for discontinued operations is computed by dividing the profit after taxation on discontinued operations of US$568,000 (2017: loss US$1,609,000) (2016: loss US$62,042,000) for the financial year, by the diluted weighted average number of ADS in issue of 25,877,205 (2017: 26,877,544) (2016: 28,299,399), see note 11 for further details.

	December 31, 2018	December 31, 2017	December 31, 2016
Basic earnings/(loss) per ADS (US Dollars) – discontinued operations	0.03	(0.07)	(2.70)
Diluted earnings/(loss per ADS (US Dollars) – discontinued operations	0.02	(0.07)	(2.70)
Basic earnings/(loss) per ‘A’ share (US Dollars) – discontinued operations	0.01	(0.02)	(0.68)
Diluted earnings/(loss) per ‘A’ share (US Dollars) – discontinued operations	0.01	(0.02)	(0.68)

Cash flows

The cash flows attributable to discontinued operations are as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Cash flows from operating activities	527	(2,847)	(1,623)
Cash flows from investing activities	-	-	(8,989)

There were no cash flows from financing activities attributable to discontinued operations for the years ended December 31, 2018, 2017 or 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

11.	(LOSS)/EARNINGS PER SHARE

Basic earnings per ordinary share

Basic earnings per ordinary share for the group is computed by dividing the loss after taxation of US$22,090,000 (2017: loss of US$40,270,000) (2016: loss of US$100,625,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue. Basic earnings per ordinary share for continuing operations is computed by dividing the loss after taxation for continued operations of US$22,658,000 (2017: loss of US$38,661,000) (2016: profit of US$38,583,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue.

As at December 31, 2018, this amounted to 83,612,908 shares (2017: 86,486,409 shares) (2016: 91,858,813 shares).

	December 31, 2018	December 31, 2017	December 31, 2016
‘A’ ordinary shares	83,612,908	86,486,409	91,858,813

Basic earnings per share denominator	83,612,908	86,486,409	91,858,813

Reconciliation to weighted average earnings per share denominator:
Number of ‘A’ ordinary shares at January 1 (Note 20)	96,162,410	96,162,410	95,840,138
Weighted average number of shares issued during the year*	-	-	120,396
Weighted average number of treasury shares	(12,549,502)	(9,676,001)	(4,101,721)

Basic earnings per share denominator	83,612,908	86,486,409	91,858,813

*The weighted average number of shares issued during the year is calculated by taking the number of shares issued multiplied by the number of days in the year each share is in issue, divided by 365 days.

Diluted earnings per ordinary share

Diluted earnings per ordinary share for the group is computed by dividing the adjusted loss after tax of US$18,437,000 (2017: loss of US$37,337,000) (2016: loss of US$97,577,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 103,508,820 (2017: 107,510,179) (2016: 113,197,598). Diluted earnings per ordinary share for continuing operations is computed by dividing the adjusted loss after tax on continuing operations of US$19,006,000 (2017: loss of US$35,728,000) (2016: loss of US$35,536,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 103,508,820 (2017: 107,510,179) (2016: 113,197,598). The adjusted loss after tax on continuing operations is computed by adding back the interest expense, accretion interest and movements in the fair value of the derivatives on the exchangeable notes to the loss after taxation for continuing operations.

Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. Therefore, diluted loss per ordinary share in accordance with IFRS would be equal to basic earnings per ordinary share.

The basic weighted average number of ordinary shares for the Group may be reconciled to the number used in the diluted earnings per ordinary share calculation as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Basic earnings per share denominator (see above)	83,612,908	86,486,409	91,858,813
Issuable on exercise of options and warrants	22,359	-	315,019
Issuable on conversion of exchangeable notes	19,873,553	21,023,770	21,023,766

Diluted earnings per share denominator	103,508,820	107,510,179	113,197,598

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

11.	(LOSS)/EARNINGS PER SHARE (CONTINUED)

The loss after tax for the year may be reconciled to the amount used in the diluted earnings per ordinary share calculation as follows:

	December 31, 2018 US$‘000	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Loss after tax for the year	(22,090)	(40,270)	(100,625)
Non-cash financial income	(1,388)	(2,390)	(2,270)
Cash interest expense	4,352	4,600	4,600
Non-cash interest on exchangeable notes	689	723	718

Adjusted loss after tax	(18,437)	(37,337)	(97,577)

Earnings per ADS

In June 2005, Trinity Biotech adjusted its ADS ratio from 1 ADS: 1 ordinary share to 1 ADS: 4 ordinary shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic earnings per ADS for the Group is computed by dividing the loss after taxation of US$22,090,000 (2017: loss of US$40,270,000) (2016: loss of US$100,625,000) for the financial year by the weighted average number of ADS in issue of 20,903,227 (2017: 21,621,602); (2016: 22,964,703). Basic earnings per ADS for continuing operations is computed by dividing the loss after taxation of US$22,658,000 (2017: loss of US$38,661,000) (2016: loss of US$38,583,000) for the financial year by the weighted average number of ADS in issue of 20,903,227 (2017: 21,621,602); (2016: 22,964,703).

	December 31, 2018	December 31, 2017	December 31, 2016
ADS	20,903,227	21,621,602	22,964,703

Basic earnings per share denominator	20,903,227	21,621,602	22,964,703

Reconciliation to weighted average earnings per share denominator:
Number of ADS at January 1 (Note 20)	24,040,602	24,040,602	23,960,035
Weighted average number of shares issued during the year*	-	-	30,098
Weighted average number of treasury shares	(3,137,375)	(2,419,000)	(1,025,430)

Basic earnings per share denominator	20,903,227	21,621,602	22,964,703

Diluted earnings per ADS for the Group is computed by dividing the adjusted loss after taxation of US$18,437,000 (2017: loss of US$37,337,000) (2016: loss of US$97,577,000) for the financial year, by the diluted weighted average number of ADS in issue of 25,877,205 (2017: 26,877,544) (2016: 28,299,399).

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

The basic weighted average number of ADS shares for the Group may be reconciled to the number used in the diluted earnings per ADS share calculation as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Basic earnings per share denominator (see above)	20,903,227	21,621,602	22,964,703
Issuable on exercise of options and warrants	5,590	-	78,755
Issuable on conversion of exchangeable notes	4,968,388	5,255,942	5,255,941

Diluted earnings per share denominator	25,877,205	26,877,544	28,299,399

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

12.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings US$‘000	Leasehold improvements US$‘000	Computers, fixtures and fittings US$‘000	Plant and equipment US$‘000	Total US$‘000
Cost
At January 1, 2017	2,603	3,031	5,995	36,484	48,113
Additions	—	465	302	4,491	5,258
Disposals or retirements	(9)	(488)	(404)	(3,083)	(3,984)
Exchange adjustments	30	(4)	1	3	30

At December 31, 2017	2,624	3,004	5,894	37,895	49,417

At January 1, 2018	2,624	3,004	5,894	37,895	49,417
Additions	19	1,609	829	5,068	7,525
Disposals or retirements	—	(1)	(131)	(1,804)	(1,936)
Exchange adjustments	(38)	(52)	(7)	(1,095)	(1,192)

At December 31, 2018	2,605	4,560	6,585	40,064	53,814

Accumulated depreciation and impairment losses
At January 1, 2017	(1,206)	(2,716)	(5,064)	(25,724)	(34,710)
Charge for the year	(82)	(165)	(263)	(1,914)	(2,424)
Impairment loss	—	(267)	(383)	(9,787)	(10,437)
Disposals or retirements	9	488	402	3,062	3,961
Exchange adjustments	(4)	1	—	(4)	(7)

At December 31, 2017	(1,283)	(2,659)	(5,308)	(34,367)	(43,617)

At January 1, 2018	(1,283)	(2,659)	(5,308)	(34,367)	(43,617)
Charge for the year	(80)	(47)	(185)	(1,063)	(1,375)
Impairment loss	(578)	(543)	(423)	(4,568)	(6,112)
Disposals or retirements	—	—	130	1,679	1,809
Exchange adjustments	7	6	3	827	843

At December 31, 2018	(1,934)	(3,243)	(5,783)	(37,492)	(48,452)
7
Carrying amounts
At December 31, 2018	671	1,317	802	2,572	5,362

At December 31, 2017	1,341	345	586	3,528	5,800

The annual impairment review performed at December 31, 2018 showed that the carrying value of the Group’s assets exceeded the amount to be recovered through use or sale of the assets by a total of US$57,794,000. The details of the impairment review are described in Note 13. When an impairment loss is identified in a cash generating unit, it must be first allocated to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. In this manner, an impairment loss of US$6,112,000 was allocated to property, plant and equipment in 2018. The recoverable amount of property, plant and equipment was determined to be the value in use of each cash generating unit.

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
DECEMBER 31, 2018

12.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Assets held under operating leases (where the Company is the lessor)

The Company has a number of assets included in plant and equipment which generate operating lease revenue for the Group. The net book value of these assets as at December 31, 2018 and 2017 is US$Nil following full write down of the assets due to group impairment (refer to Note 13). Depreciation charged on these assets in 2018 amounted to US$8,000 (2017: US$30,000).

Included in disposals/retirements in 2018 is US$12,000 (2017: US$Nil) relating to the net book value of leased instruments reclassified as inventory on return from customers.

Property, plant and equipment under construction

Included in property, plant and equipment at December 31, 2018 is an amount of US$204,000 (2017: US$561,000) relating to assets in the course of construction.

Assets held under finance leases

Included in the carrying amount of property, plant and equipment is an amount for capitalised leased assets of US$372,000 (2017: US$51,000). Movement in the carrying amount of capitalised leased assets during 2018 is due to additions. The depreciation charge in respect of capitalised leased assets for the year ended December 31, 2018 was US$37,000 (2017: US$181,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

13.	GOODWILL AND INTANGIBLE ASSETS

	Goodwill US$‘000	Development costs US$‘000	Patents and licences US$‘000	Other US$‘000	Total US$‘000
Cost
At January 1, 2017	81,689	126,619	9,925	33,701	251,934
Additions	—	10,402	22	—	10,424

Disposals	—	—	—	(15)	(15)
Reclassification	—	(132)	—	132	—
Exchange adjustments	—	29	—	—	29

At December 31, 2017	81,689	136,918	9,947	33,818	262,372

At January 1, 2018	81,689	136,918	9,947	33,818	262,372
Additions	—	9,871	—	410	10,281
Disposals	—	—	—	—	—
Reclassification	—	—	—	—	—
Exchange adjustments	—	(17)	—	—	(17)

At December 31, 2018	81,689	146,772	9,947	34,228	272,636

Accumulated amortisation and Impairment losses
At January 1, 2017	(55,915)	(79,653)	(9,538)	(19,553)	(164,659)
Charge for the year	—	(1,708)	(17)	(1,578)	(3,303)
Disposals	—	—	—	8	8
Impairment losses	(7,876)	(20,782)	(173)	(836)	(29,667)
Exchange adjustments	—	3	—	—	3

At December 31, 2017	(63,791)	(102,140)	(9,728)	(21,959)	(197,618)

At January 1, 2018	(63,791)	(102,140)	(9,728)	(21,959)	(197,618)
Charge for the year	—	(1,564)	—	(1,261)	(2,825)
Disposals	—	—	—	—	—
Impairment losses	(1,757)	(16,773)	(86)	(596)	(19,212)
Exchange adjustments	—	(30)	—	—	(30)

At December 31, 2018	(65,548)	(120,507)	(9,814)	(23,816)	(219,685)

Carrying amounts
At December 31, 2018	16,141	26,265	133	10,412	52,951

At December 31, 2017	17,898	34,778	219	11,859	64,754

Included within development costs are costs of US$4,192,000 which were not amortised in 2018 (2017: US$31,904,000). These development costs are not being amortised as the projects to which the costs relate were not fully complete at December 31, 2018 or at December 31, 2017. As at December 31, 2018 these projects are expected to be completed during the period from January 1, 2019 to December 31, 2021 at an expected further cost of approximately US$5,718,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

13.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The following represents the costs incurred during each period presented for each of the principal development projects:

Product Name	2018 US$’000	2017 US$’000
Premier Instrument for Haemoglobin A1c testing[1]	2,653	2,601
HIV screening rapid test	1,657	1,803
G-6-PDH test	850	812
Uni-gold test enhancement	796	1,134
Autoimmune Smart Reader	746	-
Tri-stat Point-of-Care instrument	727	764
Uni-Gold antigen improvement	453	258
Sjogrens monoclonal antibodies	414	376
Column enhancement	292	252
Ultra Genesys	263	188
US Lyme	-	1,156
Autoimmune FDA registrations	-	273
Other projects	1,020	785
Total capitalised development costs	9,871	10,402

1
The Premier project entails the development of a High Performance Liquid Chromotography (HPLC) instrument for testing haemoglobin A1c (HbA1c). A number of versions of the instrument have been developed including an Ion Exchange version (Premier Resolution). At December 31, 2018 this project had a total carrying amount of US$16,010,000. Amortisation will occur over a 15 year period, commencing on commercialisation of each version of the instrument.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

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

Impairment testing for intangibles including goodwill and indefinite lived assets

Goodwill and other intangibles are subject to impairment testing on an annual basis. In determining whether a potential asset impairment exists, a range of internal and external factors are considered. A number of factors impacted this calculation including:

•	the Company’s market capitalisation at the end of the year, which was lower when compared to the end of 2017,

•	the inclusion of the latest cash flow projections and net asset values for each cash generating unit; and

•	increased volatility in the Company’s share price and higher market interest rates which resulted in a higher discount factor being applied to the Company’s expected future cash flows.

As the future discounted cash flows for a number of cash generating units (“CGUs”) was below the carrying value of their net assets, the Group decided to recognise at December 31, 2018 a non-cash impairment charge of US$26,932,000.

The impairment test performed as at December 31, 2018 identified a total impairment loss of US$57,794,000 in six CGUs, of which US$26,932,000 has been recorded in the 2018 financial statements. Not all of the total impairment loss was recorded in the financial statements due to the allocation method proscribed in IAS 36, Impairment of Assets. According to the accounting standard, the impairment loss for each CGU is first allocated to reduce the carrying amount of any goodwill allocated to the CGU, then to other assets of the unit pro rata on the basis of the carrying amount of each asset in the CGU. The full impairment loss for Biopool US Inc, Trinity Biotech Manufacturing Limited, Phoenix Biotech Corp and Trinity Biotech Do Brasil could not be reflected in the 2018 financial statements for these entities because each of these entities had insufficient assets to write down after excluding those assets with a known recoverable amount. The amount of impairment loss that could not be recorded for Biopool US Inc, Trinity Biotech Manufacturing Limited, Phoenix Bio-tech Corp and Trinity Biotech Do Brasil was US$19,026,000, US$10,860,000, US$286,000 and US$690,000 respectively. As a result, the impairment loss that was recorded in the 2018 financial statements was US$26,932,000, being the total impairment loss of US$57,794,000 less the amounts which could not be recorded.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

13.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The impairment loss arose from the impairment review performed on Trinity Biotech Manufacturing Limited, Clark Laboratories Inc, Primus Corp, Phoenix Bio-tech Corp, Biopool US Inc and Trinity Biotech Do Brasil. An impairment loss arose in these entities due to the carrying value of their net assets exceeding the entity’s discounted future cashflows. The recoverable amount of each of the CGUs is determined based on a value-in-use computation, which is the only methodology applied by the Group and which has been selected due to the impracticality of obtaining fair value less costs to sell measurements for each reporting period. For the purpose of the annual impairment tests, goodwill is allocated to the relevant CGU. The annual impairment analysis is based on a valuation technique involving level 3 inputs, see Note 1 (xxix).

The value-in-use calculations use cash flow projections based on the 2019 budget and projections for a further four years using projected revenue and cost growth rates of between 0% and 5.5%. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, net cash flows, discount rates and the duration of the discounted cash flow model. The assumptions and estimates used were derived from a combination of internal and external factors based on historical experience. The pre-tax discount rates used range from 20% to 35% (2017: 15% to 26%).

The table below sets forth the impairment loss recorded for each of the CGU’s at December 31, 2018:

US$’000
Primus Corp	12,424
Trinity Biotech Manufacturing Limited	7,837
Clark Laboratories Inc.	3,377
Trinity Biotech Do Brasil	2,785
Biopool US Inc.	509
Phoenix Bio-tech Corp	-

Total impairment loss	26,932

The table below sets forth the breakdown of the impairment loss for each class of asset at December 31, 2018:

US$’000
Goodwill and other intangible assets (see Note 13)	19,212
Property, plant and equipment (see Note 12)	6,112
Prepayments (see Note 17)	1,608

Total impairment loss	26,932

The impairment loss at December 31, 2018 allocated to goodwill arose in Clark Laboratories Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

13.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and is particularly sensitive in the following areas;

•
In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, there would be an additional impairment loss of US$319,000 at December 31, 2018.

•
In the event there was a 10% variation in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be an additional impairment loss of US$3,663,000 at December 31, 2018.

Significant Goodwill and Intangible Assets with Indefinite Useful Lives

CGUs or combinations of CGUs for which the carrying amount of goodwill is significant for the purposes of impairment testing in comparison with the Group’s total carrying amount of goodwill are those where the percentage is greater than 20% of the total.

The additional disclosures required for the CGU with significant goodwill are as follows:

	Fitzgerald Industries		Immco Diagnostics
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Carrying amount of goodwill (US$’000)	12,592	12,592	3,575	3,575
Discount rate applied (real pre-tax)	19.80%	17.70%	25.38%	21.17%
Excess value-in-use over carrying amount (US$’000)	8,847	8,397	2,502	n/a	*
% EBITDA would need to decrease for an impairment to arise	32.6%	30.4%	6.9%	n/a	*
Long-term growth rate	2.0%	2.0%	2.0%	2.0%

                   * The goodwill of Immco Diagnostics was partially impaired in the year ended December 31, 2017.

The key assumptions and methodology used in respect of this CGU are consistent with those described above. The assumptions and estimates used are specific to the individual CGU and were derived from a combination of internal and external factors based on historical experience.

Intangible Assets with Indefinite Useful lives (included in other intangibles)	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Fitzgerald Industries International CGU
Fitzgerald trade name	970	970
RDI trade name	560	560
Primus Corporation CGU
Primus trade name	547	670
Immco Diagnostic CGU
Immco Diagnostic trade name	3,393	3,393
Total	5,470	5,593

The trade name assets purchased as part of the acquisition of Fitzgerald in 2004, Primus and RDI in 2005 and Immco Diagnostics in 2013 were valued using the relief from royalty method and based on factors such as (1) the market and competitive trends and (2) the expected usage of the name. It was considered that these trade names will generate net cash inflows for the Group for an indefinite period. In 2018 an impairment loss of US$123,000 was allocated against the Primus trade name as the carrying value of Primus’ net assets exceeded its discounted future cashflows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

14.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities of the Group are attributable to the following:

	Assets		Liabilities		Net
	2018 US$’000	2017 US$’000	2018 US$’000	2017 US$’000	2018 US$’000	2017 US$’000
Property, plant and equipment	815	448	(37)	(98)	778	350
Intangible assets	—	—	(7,189)	(9,443)	(7,189)	(9,443)
Inventories	668	1,006	—	—	668	1,006
Provisions	4,311	3,510	—	—	4,311	3,510
Other items	333	2,109	(629)	(1,291)	(296)	818
Tax value of loss carryforwards recognised	—	1,625	—	—	—	1,625

Deferred tax assets/(liabilities)	6,127	8,698	(7,855)	(10,832)	(1,728)	(2,134)

The deferred tax asset in 2018 is mainly due to deductible temporary differences relating to provisions, property, plant and equipment, share-based payments and the elimination of unrealised intercompany inventory profit. In 2018, the deferred tax asset decreased by US$2,571,000. Due to the impairment loss in 2018, the amount of deferred tax assets recoverable through the reversal of taxable timing differences is lower because the deferred tax liability relating to impaired assets was significantly reduced. In other words, deferred tax assets were derecognized as they exceeded the amount of reversing deferred tax liabilities.

The deferred tax liability is caused by the net book value of non-current assets being greater than the tax written down value of non-current assets, temporary differences due to the acceleration of the recognition of certain charges in calculating taxable income permitted in Ireland and the US and deferred tax recognised on fair value asset uplifts in connection with business combinations. The deferred tax liability decreased by US$2,977,000 in 2018, principally because of the impairment of intangible assets on which the deferred tax liabilities were recognised.

Deferred tax assets and liabilities are only offset when the entity has a legally enforceable right to set off current tax assets against current tax liabilities and where the intention is to settle current tax liabilities and assets on a net basis or to realise the assets and settle the liabilities simultaneously. At December 31, 2018 and at December 31, 2017 no deferred tax assets and liabilities are offset as it is not certain as to whether there is a legally enforceable right to set off current tax assets against current tax liabilities and it is also uncertain as to what current tax assets may be set off against current tax liabilities and in what periods.

The vast majority of temporary differences are expected to reverse after 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECMEBER 31, 2018

14.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised by the Group in respect of the following items:

	December 31, 2018	December 31, 2017
	US$’000	US$’000
Capital losses	8,293	8,293
Net operating losses	67,012	61,264
US alternative minimum tax credits	1,674	-
Other temporary timing differences	3,880	-
US state credit carryforwards	364	345

	81,223	69,902

There was an increase of US$11,321,000 in the unrecognised deferred tax assets during the year ended December 31, 2018. For comments on the uncertainty prompting less than full recognition refer to Note 9. The movement in the unrecognised deferred tax assets during the year ended December 31, 2018 is analysed as follows:

Movement in unrecognised deferred tax assets	Increase / (decrease) US$’000	Applicable tax rate %	Tax effect US$’000
Net operating losses in US	2,382	21%	500
Alternative minimum tax credit in US	1,674	n/a	1,674
Net operating losses in Brazil	(59)	34%	(20)
Net operating losses in Ireland	3,425	12.5% -25%	997
Other deferred tax assets in Ireland	3,880	12.5%	485
US state credit carryforwards	19	n/a	19

Total – continuing operations	11,321		3,655

A deferred tax asset of US$1,360,000 (2017: US$1,380,000) was not recognised in respect of net operating losses in Brazil. In 2018, the tax losses in Brazilian Real increased but in US Dollar there was a decrease in the unrecognized deferred tax asset due to currency movements. The entity in Brazil was incorporated in 2012 and has cumulative losses to date. The deferred tax asset has not been recognised for Brazil due to uncertainty regarding the full utilization of these losses in the related tax jurisdiction in future periods. Only when it is probable that future profits will be available to utilize the forward losses or temporary differences is a deferred tax asset recognised.

A deferred tax asset of US$3,564,000 (2017: US$2,641,000) was not recognised in respect of net operating losses of Trinity Biotech Investments Ltd. (“TBIL”). TBIL, which is tax resident in Ireland, issued an exchangeable note of US$115 million in 2015 following its incorporation earlier in that year. To date this entity has interest expenses and no income apart from a gain on the repurchase of part of the exchangeable note. The deferred tax asset has not been recognised due to uncertainty regarding the full utilization of these losses in future periods. Only when it is probable that future profits will be available to utilize the forward losses is a deferred tax asset recognised. In accordance with IAS 12, Income Taxes, both the movement in the exchangeable note’s embedded derivatives value and the movement on the exchangeable note’s host contract, being the accretion of notional interest, are exempt from deferred taxation recognition.

A deferred tax asset of US$5,691,000 (2017: US$5,829,875) was not recognised in respect of net operating losses in Trinity Biotech Manufacturing Ltd. An additional US$485,000 (2017: US$nil) was not recognized in respect of other temporary timing differences. The total unrecognized deferred tax asset is US$6,176,000. The deferred tax assets in respect of net operating losses and other temporary timing differences have not been recognised due to insufficient deferred tax liabilities following the impairment charge relating to fixed assets in this entity. When there is a reversing deferred tax liability in a jurisdiction that reverses in the same period, the deferred tax asset is restricted so that it equals the reversing deferred tax liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

14.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

A deferred tax asset of US$213,000 (2017: US$nil) was not recognised in respect of net operating losses in Trinity Biotech Plc. The deferred tax asset has not been recognised due to uncertainty regarding the full utilization of these losses in future periods. Only when it is probable that future profits will be available to utilize the forward losses or temporary differences is a deferred tax asset recognised.

A deferred tax asset of US$2,174,000 (2017: US$nil) was not recognised in respect of net operating losses and alternative minimum tax credits in US. The deferred tax asset has not been recognised due to insufficient deferred tax liabilities following the impairment charge relating to property, plant and equipment and intangible assets. When there is a reversing deferred tax liability in a jurisdiction that reverses in the same period, the deferred tax asset is restricted so that it equals the reversing deferred tax liability. A deferred tax asset of US$364,000 (2017: US$345,000) in respect of US state credit carryforwards was also not recognised due to uncertainties regarding the timing of the utilisation of these state credit carryforwards in the related tax jurisdiction in future periods.

No deferred tax asset is recognised in respect of a capital loss forward of US$8,293,000 (2017: US$8,293,000) in Ireland as it is not probable that there will be future capital gains against which to offset these capital losses.

Unrecognised deferred tax liabilities

At December 31, 2018 and 2017, there was no recognised or unrecognised deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries. The Company is able to control the timing of the reversal of the temporary differences of its subsidiaries and it is probable that these temporary differences will not reverse in the foreseeable future.

Movement in temporary differences during the year

	Balance January, 1 2018	Recognised in income	Recognised in loss on discontinued operations	Foreign Exchange movement	Balance December 31, 2018
	US$’000	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	350	428	—	—	778
Intangible assets	(9,443)	2,254	—	—	(7,189)
Inventories	1,006	(338)	—	—	668
Provisions	3,510	801	—	—	4,311
Other items	818	(1,114)	—	—	(296)
Tax value of loss carryforwards recognised	1,625	(1,625)	—	—	—

	(2,134)	406	—	—	(1,728)

	Balance January, 1 2017	Recognised in income	Recognised in loss on discontinued operations	Foreign Exchange movement	Balance December 31, 2017
	US$’000	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	(574)	924	—	—	350
Intangible assets	(16,430)	6,987	—	—	(9,443)
Inventories	897	109	—	—	1,006
Provisions	5,701	(2,191)	—	—	3,510
Other items	678	140	—	—	818
Tax value of loss carryforwards recognised	5,923	(4,298)	—	—	1,625

	(3,805)	1,671	—	—	(2,134)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

15.	OTHER ASSETS

	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Finance lease receivables (see Note 17)	476	685
Other assets	82	86

	558	771

The Group leases instruments as part of its business. For details of future minimum finance lease receivables with non-cancellable terms, please refer to Note 17.

16.	INVENTORIES

	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Raw materials and consumables	10,556	10,345
Work-in-progress	8,239	7,236
Finished goods	11,564	15,224

	30,359	32,805

All inventories are stated at the lower of cost or net realisable value. The replacement cost of inventories does not differ from cost. Total inventories for the Group are shown net of provisions of US$6,299,000 (2017: US$7,543,000). Cost of sales in 2018 includes inventories expensed of US$55,285,000 (2017: US$54,904,000), (2016: US$50,259,000).

The movement on the inventory provision for the three year period to December 31, 2018 is as follows:

	December 31, 2018 US$‘000	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Opening provision at January 1	7,543	10,017	4,822
Charged during the year	480	2,561	6,390
Utilised during the year	(1,544)	(4,749)	(1,065)
Released during the year	(180)	(286)	(130)

Closing provision at December 31	6,299	7,543	10,017

During 2018, US$180,000 (2017: US$286,000), (2016: US$130,000) of inventory provision relating to net realisable value was released to the statement of operations following a current year review of inventory usage.

In 2016, a provision was created of US$4,786,000 in relation to a number of products which were culled during that year. This mainly relates to the Bartels and Microtrak product lines which were acquired previously. Revenues for these products had been declining significantly over the last number of years and had reached the end of their economic life, especially given the level of technical support required to keep older products of this nature on the market.

17.	TRADE AND OTHER RECEIVABLES

	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Trade receivables, net of impairment losses	21,318	17,242
Prepayments	807	891
Contract assets	1,894	2,107
Value added tax	63	-
Finance lease receivables	359	500

	24,441	20,740

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

17.	TRADE AND OTHER RECEIVABLES (CONTINUED)

Trade receivables are shown net of an impairment losses provision of US$4,202,000 (2017: US$3,590,000) (see Note 28). Prepayments are shown net of impairment of US$1,608,000 (2017: US$1,651,000) (see Note 6).

Contract assets have decreased compared to the prior year as the Group shipped less product to customers with cost per test contracts in the last month of the year.

Leases as lessor

(i) Finance lease commitments – Group as lessor

The Group leases instruments as part of its business. Future minimum finance lease receivables with non-cancellable terms are as follows:

	December 31, 2018 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	617	258	359
Between one and five years (Note 15)	888	412	476

	1,505	670	835

	December 31, 2017 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	860	360	500
Between one and five years (Note 15)	1,204	519	685

	2,064	879	1,185

The Group classified future minimum lease receivables between one and five years of US$476,000 (2017: US$685,000) as Other Assets, see Note 15. Under the terms of the lease arrangements, no contingent rents are receivable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

17.	TRADE AND OTHER RECEIVABLES (CONTINUED)

 (ii) Operating lease commitments – Group as lessor

The Group leases instruments under operating leases as part of its business.

Future minimum rentals receivable under non-cancellable operating leases are as follows:

	December 31, 2018 US$‘000
	Instruments	Total
Less than one year	3,498	3,498
Between one and five years	32	32

	3,530	3,530

	December 31, 2017 US$‘000
	Instruments	Total
Less than one year	3,959	3,959
Between one and five years	90	90

	4,049	4,049

18.	CASH AND CASH EQUIVALENTS

	December 31, 2018 US$’000	December 31, 2017 US$’000
Cash at bank and in hand	6,854	9,561
Short-term deposits	23,423	14,003

Cash and cash equivalents	30,277	23,564

19.	SHORT-TERM INVESTMENTS

All liquid investments with a maturity greater than six months are considered to be short-term investments. As of December 31, 2018, there were no short-term investments (2017: deposits amounting to US$34,043,000).

	December 31, 2018 US$’000	December 31, 2017 US$’000
Investments (deposits)	-	34,043

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

20.	CAPITAL AND RESERVES

Share capital

	Class ‘A’ Ordinary shares	Class ‘A’ Ordinary shares
In thousands of shares	2018	2017
In issue at January 1	96,162	96,162
Issued for cash	-	-

In issue at December 31	96,162	96,162

	ADS	ADS
In thousands of ADSs	2018	2017
Balance at January 1	24,041	24,041
Issued for cash	-	-

Balance at December 31	24,041	24,041

	Class ‘A’ Treasury shares	Class ‘A’ Treasury shares
In thousands of shares	2018	2017
Balance at January 1	12,448	7,073
Purchased during the year	108	5,375

Balance at December 31	12,556	12,448

	ADS Treasury shares	ADS Treasury shares
In thousands of ADSs	2018	2017
Balance at January 1	3,112	1,768
Purchased during the year	27	1,344

Balance at December 31	3,139	3,112

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

20.	CAPITAL AND RESERVES (CONTINUED)

The Group had authorised share capital of 200,700,000 ‘A’ ordinary shares of US$0.0109 each (2017: 200,700,000 ‘A’ ordinary shares of US$0.0109 each) as at December 31, 2018.

(a)
During 2018, the Group did not issue any shares from the exercise of employee options (2017: nil). At December 31, 2018, there were no amounts receivable on issuance share capital (2017: US$nil) relating to the exercise of share options.

(b)	During 2018, the Group repurchased 107,740 ‘A’ ordinary shares (26,935 ADS’s) under its share buyback program. (2017: 5,374,692 ‘A’ ordinary shares or 1,343,673 ADS’s).

(c)
There were no dividends paid during 2018 in respect of the 2017 financial year, (nil in respect of the 2016 financial year), (nil in respect of the 2015 financial year). As provided in the Articles of Association of the Company, dividends or other distributions are declared and paid in US Dollars.

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

Treasury shares

During 2018, the Group purchased 107,740 (2017: 5,374,692) ‘A’ Ordinary shares (26,935 ADS’s) (2017: 1,343,673 ADS’s) ‘Treasury shares’. The total cost of these shares was US$139,000 (2017: US$ 7,456,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

21.	SHARE OPTIONS AND SHARE WARRANTS

Warrants

There were no warrants outstanding at the beginning of 2018, and there were no warrants granted in either 2018 or 2017. As there were no warrants outstanding, the warrant reserve was transferred to the accumulated surplus reserve during 2017.

Options

Under the terms of the Company’s Employee Share Option Plans, options to purchase 10,908,190 ‘A’ Ordinary Shares (2,727,048 ADS’s) were outstanding at December 31, 2018. Under these Plans, options are granted to officers, employees and consultants of the Group at the discretion of the Compensation Committee (designated by the Board of Directors), under the terms outlined below.

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
DECEMBER 31, 2018

21.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

The number and weighted average exercise price of share options and warrants per ordinary share is as follows (as required by IFRS 2, this information relates to all grants of share options and warrants by the Group):

	Options and warrants	Weighted- average exercise price US$	Range US$
	‘A’ Ordinary Shares	Per ‘A’ Ordinary Share	Per ‘A’ Ordinary Share
Outstanding January 1, 2016	8,158,452	3.36	0.66 –4.47
Granted	2,160,000	2.39	1.67 –2.80
Exercised	(322,272)	2.09	0.66 –2.65
Forfeited	(165,997)	3.39	2.52 –3.61

Outstanding at end of year	9,830,183	3.19	0.66 –4.47

Exercisable at end of year	5,838,851	3.31	0.75 –4.23

Outstanding January 1, 2017	9,830,183	3.19	0.66 –4.47
Granted	5,630,000	1.31	1.24 –1.44
Exercised	-	-	-
Forfeited	(4,732,807)	3.86	0.75 –4.47

Outstanding at end of year	10,727,376	1.92	1.24 –4.36

Exercisable at end of year	3,268,707	2.57	1.66 –4.36

Outstanding January 1, 2018	10,727,376	1.92	1.24 –4.36
Granted	720,000	1.07	0.67 –1.37
Exercised	-	-	-
Forfeited	(539,176)	2.50	1.34 –4.23

Outstanding at end of year	10,908,200	1.83	0.67 –4.36

Exercisable at end of year	6,091,864	2.09	1.24 –4.36

	Options and warrants	Weighted- average exercise price US$	Range US$
	‘ADS’ Equivalent	Per ‘ADS’	Per ‘ADS’
Outstanding January 1, 2016	2,039,613	13.44	2.63 –17.88
Granted	540,000	9.57	6.69 –11.20
Exercised	(80,568)	8.35	2.64 –10.61
Forfeited	(41,499)	13.58	10.08 –14.44

Outstanding at end of year	2,457,546	12.76	2.64 –17.88

Exercisable at end of year	1,459,713	13.24	3.00 –16.92

Outstanding January 1, 2017	2,457,546	12.76	2.64 - 17.88
Granted	1,407,500	5.25	4.95 – 5.75
Exercised	-	-	-
Forfeited	(1,183,202)	10.26	3.00 –17.88

Outstanding at end of year	2,681,844	7.69	4.96–17.44

Exercisable at end of year	817,179	10.29	6.64 –17.45

Outstanding January 1, 2018	2,681,844	7.69	4.96 - 17.44
Granted	180,000	4.28	2.68 – 5.48
Exercised	-	-	-
Forfeited	(134,794)	10.00	5.36 – 16.92

Outstanding at end of year	2,727,050	7.32	2.68–17.44

Exercisable at end of year	1,522,966	8.36	4.96 –17.44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

21.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

There were no share options exercised during 2018 or 2017. The weighted average share price per ‘A’ Ordinary share at the date of exercise for options exercised in 2016 was: US$2.96 per ‘A’ Ordinary share (US$11.84 per ADS).

The opening share price per ‘A’ Ordinary share at the start of the financial year was US$1.28 or US$5.10 per ADS (2017: US$1.73 or US$6.93 per ADS) (2016: US$2.92 or US$11.69 per ADS) and the closing share price at December 31, 2018 was US$0.57 or US$2.29 per ADS (2017: US$1.28 or US$5.10 per ADS) (2016: US$1.73 or US$6.92 per ADS). The average share price for the year ended December 31, 2018 was US$1.10 per ‘A’ Ordinary share or US$4.42 per ADS.

A summary of the range of prices for the Company’s stock options for the year ended December 31, 2018 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.66-US$0.99	430,000	0.88	6.79	-	-	-
US$1.00-US$2.05	6,111,800	1.35	5.64	2,476,133	1.35	5.57
US$2.06- US$2.99	4,168,400	2.51	2.23	3,437,731	2.51	1.83
US$3.00 -US$4.47	198,000	4.20	2.97	178,000	4.20	2.93

	10,908,200			6,091,864

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$2.64-US$3.96	107,500	3.52	6.79	-	-	-
US$4.00-US$8.20	1,527,950	5.40	5.64	619,033	5.40	5.57
US$8.24- US$11.96	1,042,100	10.04	2.23	859,433	10.04	1.83
US$12.00 -US$17.88	49,500	16.80	2.97	44,500	16.80	2.93

	2,727,050			1,522,966

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

21.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

The weighted-average remaining contractual life of options outstanding at December 31, 2018 was 4.33 years (2017: 5.10 years).

A summary of the range of prices for the Company’s stock options for the year ended December 31, 2017 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$1.00-US$2.05	6,075,644	1.38	6.52	215,652	1.69	2.57
US$2.06- US$2.99	4,333,732	2.52	3.20	2,861,061	2.53	2.20
US$3.00 -US$4.47	318,000	4.21	3.95	192,002	4.21	3.92

	10,727,376			3,268,715

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$4.00-US$8.20	1,518,911	5.52	6.52	53,913	6.76	2.57
US$8.24- US$11.96	1,083,433	10.08	3.20	715,265	10.12	2.20
US$12.00 -US$17.88	79,500	16.84	3.95	48,001	16.84	3.92

	2,681,844			817,179

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

21.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

Charge for the year under IFRS 2

The charge for the year is calculated based on the fair value of the options granted which have not yet vested.

The fair value of the options is expensed over the vesting period of the option. US$1,369,000 was charged to the statement of operations in 2018, (2017: US$928,000), (2016: US$1,381,446) split as follows:

	December 31, 2018 US$‘000	December 31, 2017 US$‘000	December 31, 2016 US$‘000
Share-based payments – cost of sales	34	35	32
Share-based payments – selling, general and administrative	1,335	893	1,349

Total – continuing operations	1,369	928	1,381
Share-based payments – discontinued operations	-	-	33

Total	1,369	928	1,414

The total share based payments charge for the year was US$1,607,000 (2017: US$1,109,000) (2016: US$1,633,000). However, a total of US$238,000 (2017: US$181,000) (2016: US$219,000) of share based payments was capitalised in intangible development project assets during the year.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a trinomial model. The following are the input assumptions used in determining the fair value of share options granted in 2018, 2017 and 2016:

	Key management personnel	Other employees		Key management personnel		Other employees		Key management personnel		Other employees
	2018	2018		2017		2017		2016		2016
Weighted average fair value at measurement date per ‘A’ share / (per ADS)	-	$	US0.41 /(US$1.64)	$	US0.43 /(US$1.72)	$	US0.44 /(US$1.76)	$	US0.58 /(US$2.32)	$	US0.57 /(US$2.28)

Total ‘A’ share options granted / (ADS’s equivalent)	-		720,000 /(180,000)		5,150,000/(1,287,500)		480,000 /(120,000)		1,700,000/(425,000)		460,000 /(115,000)

Weighted average share price per ‘A’ share / (per ADS)	-	$	US1.07 /(US$4.28)	$	US1.34 /(US$5.36)	$	US1.31 /(US$5.24)	$	US2.43 /(US$9.72)	$	US2.25 /(US$9.00)

Weighted average exercise price per ‘A’ share / (per ADS)	-	$	US1.07 /(US$4.28)	$	US1.34 /(US$5.36)	$	US1.31 /(US$5.24)	$	US2.43 /(US$9.72)	$	US2.25 /(US$9.00)

Weighted average expected volatility	-		42.69%		40.62%		40.48%		29.63%		36.73%

Weighted average expected life	-		4.55		4.45		4.69		4.81		3.74

Weighted average risk free interest rate	-		2.72%		1.59%		1.91%		1.21%		1.29%

Expected dividend yield	-		-		0.81%		0.81%		1.14%		0.96%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

21.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

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

22.	TRADE AND OTHER PAYABLES

	December 31, 2018 US$’000	December 31, 2017 US$’000
Trade payables	8,116	8,045
Payroll taxes	448	423
Employee related social insurance	154	151
Accrued liabilities	7,878	11,618
Deferred income	312	278

	16,908	20,515

Accrued liabilities include US$1,207,000 (2017: US$1,112,000) relating to contracted licence payments.

23.	PROVISIONS

	December 31, 2018 US$’000	December 31, 2017 US$’000
Provisions	50	50

During 2018 and 2017 the Group experienced no significant product warranty claims. However, the Group believes that it is appropriate to retain a product warranty provision to cover any future claims. The provision at December 31, 2018 represents the estimated cost of product warranties, the exact amount which cannot be determined. US$50,000 represents management’s best estimate of these obligations at December 31, 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

24.	EXCHANGEABLE NOTES

During 2015, the Group issued US$115,000,000 of exchangeable senior notes which will mature on April 1, 2045, subject to earlier repurchase, redemption or exchange. The notes are senior unsecured obligations and accrue interest at an annual rate of 4%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2015. The notes are convertible into ordinary shares of the parent entity at the applicable exchange rate, at any time prior to the close of business on the second business day immediately preceding the maturity date, at the option of the holder, or repayable on April 1, 2045. The conversion rate is 47.112 ADSs per $1,000 principal amount of notes, equivalent to an exchange price of approximately $21.88 per ADS. The exchange rate is subject to adjustment upon the occurrence of certain events, but will not be adjusted for any accrued and unpaid interest. The notes include a number of non-financial covenants, all of which were complied with at December 31, 2018.

In August 2018, the Group purchased US$15,100,000 of the exchangeable notes, at a rate of 79.75 cents in the Dollar. The amount paid was US$12,042,000 plus accrued interest of US$205,000. The gain on the purchase was US$463,000 and this is shown within selling, general and administrative expenses in the statement of operations. The nominal amount of the debt after the purchase is US$99,900,000.

The notes include a number of put and call options, and these embedded derivatives are measured at fair value through the Consolidated Statement of Operations. The first date on which holders can exercise their put option is April 1, 2022. If the put option is exercised, the issuer has to repurchase the notes at par. The embedded derivatives are summarised as follows:

	December 31, 2018 US$’000	December 31, 2017 US$’000
Non-current assets
Exchangeable note bond call option	-	360

Non-current liabilities
Exchangeable note equity conversion option	238	1,790
Exchangeable note bond put option	-	440

	238	2,230

Total value of embedded derivatives – net liability	238	1,870

Financial income in the consolidated statement of operations for the year includes US$1,388,000 (2017: US$2,390,000) arising from the revaluation of embedded derivatives at fair value at December 31, 2018. US$245,000 of the embedded derivatives balance was eliminated due to the purchase of exchangeable notes during 2018.

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

	December 31, 2018 US$’000	December 31, 2017 US$’000
Balance at 1 January	92,955	92,232
Accretion interest	689	723
Less: purchased during the year at fair value	(12,262)	-

	81,382	92,955

	December 31, 2018 US$’000	December 31, 2017 US$’000
Exchangeable senior notes	81,382	92,955
Total value of embedded derivatives – liability	238	2,230

Total non-current liabilities	81,620	95,185

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

24.	EXCHANGEABLE NOTES (CONTINUED)

This liability will accrete back to its nominal value of US$99,900,000 over the term of the debt using an effective interest rate methodology. Financial expense in the consolidated statement of operations for the year includes US$689,000 (2017: US$723,000) of accretion interest.

25.	FINANCE LEASE LIABILITIES

Certain manufacturing equipment are held under finance lease arrangements following sale and leaseback transactions during the year, with a carrying value of US$372,000 as of December 31, 2018 (2017: US$51,000). The repayment period of finance leases is between 2 and 5 years. Finance leases are secured by the related assets held under the finance lease, and the carrying values of finance lease liabilities at December 31, 2018 are as follows:

	December 31, 2018 US$’000	December 31, 2017 US$’000
Current liabilities
Finance lease liabilities	436	354

	436	354

Non-current liabilities	526	532

Finance lease liabilities	526	532

Finance lease liabilities

Finance lease liabilities are payable as follows:

	December 31, 2018 US$’000
	Minimum lease payments	Interest	Principal
Less than one year	473	37	436
In more than one year, but not more than two	271	19	252
In more than two years but not more than five	294	20	274

	1,038	76	962

	December 31, 2017 US$’000
	Minimum lease payments	Interest	Principal
Less than one year	387	33	354
In more than one year, but not more than two	381	17	364
In more than two years but not more than five	170	2	168

	938	52	886

Terms and debt repayment schedule

The terms and conditions of outstanding interest bearing loans and borrowings at December 31, 2018 are as follows:

Facility	Currency	Nominal interest rate	Year of maturity	Fair Value	Carrying Value
Finance lease liabilities	Euro	4.53%	2023	648	648
Finance lease liabilities	USD	5.51%	2023	314	314

Total interest-bearing loans and borrowings				962	962

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

25.	FINANCE LEASE LIABILITIES (CONTINUED)

The terms and conditions of outstanding interest bearing loans and borrowings at December 31, 2017 were as follows:

Facility	Currency	Nominal interest rate	Year of maturity	Fair Value	Carrying Value
Finance lease liabilities	Euro	4.54%	2020	835	835
Finance lease liabilities	USD	5.51%	2019	51	51

Total interest-bearing loans and borrowings				886	886

26.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

The Group has capital commitments authorised and contracted for of US$187,000 as at December 31, 2018 (2017: US$121,000).

(b)	Leasing Commitments

The Group leases a number of premises under operating leases. The leases typically run for periods up to 25 years. Lease payments are reviewed periodically (typically on a 5 year basis) to reflect market rentals. Operating lease commitments payable during the next 12 months amount to US$2,922,000 (2017: US$2,693,000) payable on leases of buildings at Bray, Ireland, Jamestown, Buffalo and Amherst, New York, Acton, Massachusetts, Carlsbad, California, Sao Paulo, Brazil and Extrema, Brazil. US$168,000 (2017: US$92,000) of these operating lease commitments relates to leases whose remaining term will expire within one year, US$426,000 (2017: US$182,000) relates to leases whose remaining term expires between one and two years, US$654,000 (2017: US$1,014,000) between two and five years and the balance of US$1,674,000 (2017: US$1,405,000) relates to leases which expire after more than five years. On January 28, 2018 the Group’s subsidiary, Immco Diagnostics, Inc., entered a lease agreement as tenant of a building located at 10 Earhart Drive, Suite 100, Amherst, New York over a fifteen year term. The Group has guaranteed to the landlord the payment of base rent specified in the lease agreement. Future minimum base rent over the lease term as at December 31, 2018 is $6,425,460. See Note 27 for related party leasing arrangements.

Future minimum operating lease commitments with non-cancellable terms in excess of one year are as follows:

Year ended
2018
Operating leases
US$’000
2019	2,922
2020	2,565
2021	2,250
2022	1,990
2023	1,741
Later years	14,249

Total lease obligations	25,717

Year ended
2017
Operating leases
US$’000
2018	2,693
2019	2,409
2020	1,947
2021	1,776
2022	1,654
Later years	11,660

Total lease obligations	22,139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

26.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

For future minimum finance lease commitments, in respect of which the lessor has a charge over the related assets, see Note 25.

(c)	Bank Security

The Group repaid in full its bank borrowings in April 2010, at which point all previous charges against Group assets were released. At December 31, 2018 Group borrowings were at fixed rates of interest and consisted Euro and USD denominated finance leases, refer to Note 25. The banks providing the finance leases have a charge over the equipment for which the lease pertains.

(d)	Group Company Guarantees

Pursuant to the provisions of Section 357, Irish Companies Act, 2014, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, Trinity Research Limited, Benen Trading Limited and Trinity Biotech Financial Services Limited subsidiary undertakings in the Republic of Ireland, for the financial year to December 31, 2018 and, as a result, these subsidiary undertakings have been exempted from the filing provisions of Section 357, Irish Companies Act, 2014. Where the Company enters into these guarantees of the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the company will be required to make a payment under the guarantee. The Company does not enter into financial guarantees with third parties.

(e)	Government Grant Contingencies

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at December 31, 2018. However if the income were to become repayable, the maximum amounts repayable as at December 31, 2018 would amount to US$2,892,000 (2017: US$3,033,000).

(f)	Litigation

There are also a small number of legal cases being brought against the Group by certain of its former employees. There is a provision for cases where payment is considered by management to be probable. The ultimate resolution of the aforementioned proceedings is not expected to have a material adverse effect on the Group’s financial position, results of operations or cash flows.

(g)	Taxation

As described in Notes 9 and 31, there is a tax audit on going currently in one of the jurisdictions in which we operate. Audits by taxation authorities can involve complex issues that may require an extended period of time for resolution. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and profit in the period in which such determination is made. In management’s opinion, adequate provisions for income taxes have been made. The provision amount has not been disclosed as this would be prejudicial to the Company’s interests, given that the tax audit is on going.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

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

The Group has entered into an agreement for a 25 year lease with JRJ for offices that have been constructed adjacent to its premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$449,000) is payable from January 1, 2004. This lease expires in 2027. There was a rent review performed on this premises in 2009 and further to this review, there was no change to the annual rental charge.

The  Group is leasing an additional 43,860 square foot manufacturing facility in Bray, Ireland at a rate of € 17.94 per square foot (including fit out) giving a total annual rent of €787,000 (US$927,000). This facility is owned by Mr O’Caoimh and the lease expires in 2028.

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises. At December 31, 2018 there were no rental payments outstanding (2017: Nil).

Compensation of key management personnel of the Group

At December 31, 2018, 2017 and 2016 the key management personnel of the Group were made up of three key personnel: the two executive directors; Mr Ronan O’Caoimh and Dr Jim Walsh and Mr Kevin Tansley, our Chief Financial Officer/Executive Director. Kevin Tansley was appointed to the board in September 2016 as an Executive Director.

Compensation for the year ended December 31, 2018 of these personnel is detailed below:

	December 31, 2018	December 31, 2017
	US$’000	US$’000
Short-term employee benefits	863	1,177
Performance related bonus	210	223
Post-employment benefits	44	44
Share-based compensation benefits	1,041	663

	2,158	2,107

The amounts disclosed in respect of directors’ emoluments in Note 5 includes non-executive directors’ fees of US$188,000 (2017: US$400,000) and share-based compensation benefits of US$313,000 (2017: US$156,000). Total directors’ remuneration is also included in “personnel expenses” (Note 7) and “loss before tax” (Note 5). Share-based compensation benefits included in Note 5 exclude capitalised amounts of US$149,000 (2017: US$92,000).

On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by an agreement with Darnick Company, a company wholly-owned by members of Mr O’Caoimh’s immediate family. Directors’ compensation includes payments made to Darnick Company.

Directors’ compensation also includes payments made to Diagnostic Polymers, a company wholly-owned by Jim Walsh and members of his immediate family.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

27.	RELATED PARTY TRANSACTIONS (CONTINUED)

Directors’ interests in the Company’s shares and share option plan

	‘A’ Ordinary Shares	Share options
At January 1, 2018	5,719,706	8,770,004
Shares purchased during the year	3,420,000	—
Expired	—	(115,000)

At December 31, 2018	9,139,706	8,655,004

	‘A’ Ordinary Shares	Share options
At January 1, 2017	5,719,706	7,655,004
Granted	—	5,150,000
Expired	—	(315,000)
Forfeited	—	(3,720,000)

At December 31, 2017	5,719,706	8,770,004

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

 The last dividend paid by Trinity Research Limited to Rayville Limited was in June 2009 for US$2,830,000.  At the time this amount was immediately lent back by Rayville Limited to Trinity Research Limited.  Since then US$1,788,000 of these loans have been repaid and recognised as a compensation expense by the Group. As of December 31, 2017 and December 31, 2018, the remaining amount of the loan was US$1,042,000. As this remaining amount of the original dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2017 and 2018 consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

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

Interest rate risk

Effective and repricing analysis

The following table sets out all interest-earning financial assets and interest bearing financial liabilities held by the Group at December 31, indicating their effective interest rates and the period in which they re-price:

As at December 31, 2018	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 –12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	18	1.8%	30,277	30,277	—	—	—	—
Short-term investments	19	—	—	—	—	—	—	—
Finance lease receivable	17	4.0%	835	191	168	238	238	—
Licence payments	22	3.0%	(1,207)	(1,207)	—	—	—	—
Finance lease payable	25	4.8%	(962)	(217)	(219)	(252)	(274)	—
Exchangeable note	24	4.8%	(81,382)	—	—	—	—	(81,382)

Total			(52,439)	29,044	(51)	(14)	(36)	(81,382)

As at December 31, 2017	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 –12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	18	1.4%	23,564	23,564	—	—	—	—
Short-term investments	19	1.4%	34,043	—	34,043	—	—	—
Finance lease receivable	17	4.0%	1,185	267	233	333	352	—
Licence payments	22	3.0%	(1,112)	(1,112)	—	—	—	—
Finance lease payable	25	4.6%	(886)	(176)	(178)	(364)	(168)	—
Exchangeable note	24	4.8%	(92,955)	—	—	—	—	(92,955)

Total			(36,161)	22,543	34,098	(31)	184	(92,955)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

28.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

In broad terms, a one-percentage point increase in interest rates would increase interest income by US234,000 (2017: US$480,000) and would not affect the interest expense (2017: nil) resulting in an increase in net interest income of US$234,000 (2017: increase in net interest income of US$480,000).

Interest rate profile of financial assets / liabilities

The interest rate profile of financial assets/liabilities of the Group was as follows:

	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Fixed rate instruments
Fixed rate financial liabilities (licence fees)	(1,207)	(1,112)
Fixed rate financial liabilities (exchangeable note)	(81,382)	(92,955)
Fixed rate financial liabilities (finance lease payables)	(962)	(886)
Financial assets (short-term deposits and short-term investments)	23,423	48,046
Financial assets (finance lease receivables)	835	1,185
Variable rate instruments
Financial assets (cash)	6,854	9,561

	(52,439)	(36,161)

Financial assets comprise cash and cash equivalents and short-term investments as at December 31, 2018 and December 31, 2017 (see Note 18 and 19).

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial liabilities at fair value through profit and loss. Therefore a change in interest rates at December 31, 2018 would not affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates at the reporting date would increase interest income by US$234,000 (2017: US$480,000) and would not affect the interest expense in 2018 or 2017; resulting in an increase in interest income of US$234,000 (2017: US480,000). This assumes that all other variables, in particular foreign currency rates, remain constant.

There was no significant difference between the fair value and carrying value of the Group’s trade receivables and trade and other payables at December 31, 2018 and December, 31 2017 as all fell due within 6 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

28.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Liquidity risk

The Group’s operations are cash generating. Short-term flexibility is achieved through the management of the Group’s short-term deposits.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As at December 31, 2018 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade & other payables	16,908	16,908	16,908	—	—	—	—
Exchangeable notes	81,382	99,900	—	—	—	—	99,900
Exchangeable note interest	999	105,894	1,998	1,998	3,996	11,988	85,914

	99,289	222,702	18,906	1,998	3,996	11,988	185,814

As at December 31, 2017 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade & other payables	20,515	20,515	20,515	—	—	—	—
Exchangeable notes	92,955	115,000	—	—	—	—	115,000
Exchangeable note interest	1,150	126,500	2,300	2,300	4,600	13,800	103,500

	114,620	262,015	22,815	2,300	4,600	13,800	218,500

Foreign exchange risk

The majority of the Group’s activities are conducted in US Dollars. Foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, where considered necessary, the Group pursues a treasury policy which periodically aims to sell US Dollars forward to match a portion of its uncovered Euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro forecasted transactions. Forward contracts normally have maturities of less than one year after the balance sheet date. There were no forward contracts in place as at December 31, 2018.

Foreign currency short term financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are those reported to key management translated into US Dollars at the closing rate:

As at December 31, 2018	EUR	GBP	SEK	CAD	BRL	Other
	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	81	122	9	2,512	322	6
Trade and other receivable	894	113	38	430	2,065	6
Trade and other payables	(1,995)	(51)	(146)	(103)	(1,621)	(2)

Total exposure	(1,020)	184	(99)	2,839	766	10

As at December 31, 2017	EUR	GBP	SEK	CAD	BRL	Other
	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	235	443	5	2,107	443	16
Trade and other receivable	1,396	101	—	298	1,958	6
Trade and other payables	(1,936)	(16)	(239)	(86)	(2,235)	—

Total exposure	(305)	528	(234)	2,319	166	22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

28.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

The Group states its forward exchange contracts at fair value in the balance sheet. The Group classifies its forward exchange contracts as hedging forecasted transactions and thus accounts for them as cash flow hedges.

There were no forward exchange contracts in place at December 31, 2018 or December 31, 2017.

Sensitivity analysis

A 10% strengthening of the US Dollar against the Euro at December 31, 2018 would have increased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Profit or loss US$’000
December 31, 2018
Euro	1,818

December 31, 2017
Euro	2,158

A 10% weakening of the US Dollar against the Euro at December 31, 2018 would have decreased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Profit or loss US$’000
December 31, 2018
Euro	(2,222)

December 31, 2017
Euro	(2,637)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

28.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk is as follows:

	Carrying ValueDecember 31, 2018US$’000	Carrying ValueDecember 31, 2017US$’000
Third party trade receivables (Note 17)	21,318	17,242
Finance lease income receivable (Note 17)	835	1,185
Cash & cash equivalents (Note 18)	30,277	23,564
Short-term investments (Note 19)	—	34,043

	52,430	76,034

The maximum exposure to credit risk for trade receivables and finance lease income receivable by geographic location is as follows:

	Carrying Value December 31, 2018 US$’000	Carrying Value December 31, 2017 US$’000
United States	10,049	8,682
Euro-zone countries	1,502	1,789
United Kingdom	132	185
Other European countries	84	21
Other regions	10,963	7,750

	22,730	18,427

The maximum exposure to credit risk for trade receivables and finance lease income receivable by type of customer is as follows:

	Carrying ValueDecember 31, 2018US$’000	Carrying Value December 31, 2017 US$’000
End-user customers	9,830	8,200
Distributors	11,860	10,003
Non-governmental organisations	1,040	224

	22,730	18,427

Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

Impairment Losses

The ageing of trade receivables at December 31, 2018 is as follows:

	Gross	Impairment	Expected Credit Loss Rate	Gross	Impairment	Expected Credit Loss Rate
	2018	2018	2018	2017	2017	2017
	US$’000	US$’000%		US$’000	US$’000%
Not past due	14,494	4	—	10,770	—	—
Past due 0-30 days	3,761	17	0.5%	3,190	31	1.0%
Past due 31-120 days	3,438	36	1.0%	1,906	50	2.6%
Greater than 120 days	4,404	4,145	94.1%	4,966	3,509	70.7%

	26,097	4,202	—	20,832	3,590	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

28.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2018	2017	2016
	US$’000	US$’000	US$’000
Balance at January 1	3,590	3,171	2,812
Charged to costs and expenses	682	662	415
Amounts written off during the year	(70)	(243)	(56)

Balance at December 31	4,202	3,590	3,171

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

Although at December 31, 2018 the Group has no bank debt, it maintains a relationship with a number of lending banks and Trinity Biotech is listed on the NASDAQ which allows the Group to raise funds through equity financing where necessary. During 2015, the Group raised US$115,000,000 through the issuance of 30 year exchangeable senior notes. During 2018 the Group repurchased $15,100,000 of the exchangeable senior notes. The remaining exchangeable senior notes which will mature on April 1, 2045, subject to earlier repurchase, redemption or exchange

The Board of Directors is authorised to purchase its own shares on the market on the following conditions;

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
DECEMBER 31, 2018

28.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Fair Values

The table below sets out the Group’s classification of each class of financial assets/liabilities, their fair values and under which valuation method they are valued:

		Level 1	Level 2	Total carrying amount	Fair Value
	Note	US$’000	US$’000	US$’000	US$’000
December 31, 2018
Loans and receivables
Trade receivables	17	21,318	—	21,318	21,318
Cash and cash equivalents	18	30,277	—	30,277	30,277
Finance lease receivable	15,17	835	—	835	835

		52,430	—	52,430	52,430

Liabilities at amortised cost
Exchangeable note	24	—	(81,382)	(81,382)	(81,382)
Finance lease payable	25	(962)	—	(962)	(962)
Trade and other payables (excluding deferred income)	22	(16,596)	—	(16,596)	(16,596)
Provisions	23	(50)	—	(50)	(50)

		(17,608)	(81,382)	(98,990)	(98,990)

Fair value through profit and loss (FVPL)
Exchangeable note bond call option	24	—	—	—	—
Exchangeable note equity conversion option	24	—	(238)	(238)	(238)
Exchangeable note bond put option	24	—	—	—	—

		—	(238)	(238)	(238)

		34,822	(81,620)	(46,798)	(46,798)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

28.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

		Level 1	Level 2	Total carrying amount	Fair Value
	Note	US$’000	US$’000	US$’000	US$’000
December 31, 2017
Loans and receivables
Trade receivables	17	17,242	—	17,242	17,242
Cash and cash equivalents	18	23,564	—	23,564	23,564
Short-term investments	19	34,043	—	34,043	34,043
Finance lease receivable	15,17	1,185	—	1,185	1,185

		76,034	—	76,034	76,034

Liabilities at amortised cost
Exchangeable note	24	—	(92,955)	(92,955)	(92,955)
Finance lease payable	25	(886)	—	(886)	(886)
Trade and other payables (excluding deferred income)	22	(20,237)	—	(20,237)	(20,237)
Provisions	23	(50)	—	(50)	(50)

		(21,173)	(92,955)	(114,128)	(114,128)

Fair value through profit and loss (FVPL)
Exchangeable note bond call option	24	—	360	360	360
Exchangeable note equity conversion option	24	—	(440)	(440)	(440)
Exchangeable note bond put option	24	—	(1,790)	(1,790)	(1,790)

		—	(1,870)	(1,870)	(1,870)

		54,861	(94,825)	(39,964)	(39,964)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

29.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The changes in the Group’s liabilities arising from financing activities can be classified as follows:
	Note	Borrowings & derivative financial instruments US$’000	Short-term lease liabilities US$’000	Long-term lease liabilities US$’000

Balance at 1 January 2018	24,25	95,185	354	532
Cash-flows:
Interest paid		(4,503)	—	—
Repurchase		(12,042)	—	—
Repayment.		—	(374)	—
Proceeds		—	112	369

Non-cash:
Interest charged		4,352	—	—
Reduction in accrued interest payable		150	—	—
Exchange adjustment		—	(30)	(1)
Accretion interest		689	—	—
Fair value		(2,211)	—	—
Reclassification		—	374	(374)

Balance at 31 December 2018	24,25	81,620	436	526

	Note	Borrowings & derivative financial instruments US$’000	Short-term lease liabilities US$’000	Long-term lease liabilities US$’000

Balance at 1 January 2017	24,25	96,492	273	732
Cash-flows:
Interest paid		(4,600)	—	—
Repayment		—	(295)	—
Proceeds		—	28	24

Non-cash:
Interest charged		4,600	—	—
Exchange adjustment		—	53	71
Accretion interest		723	—	—
Fair value		(2,030)	—	—
Reclassification		—	295	(295)

Balance at 31 December 2017	24,25	95,185	354	532

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

30.	POST BALANCE SHEET EVENTS

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

Key sources of estimation uncertainty

Note 13 contains information about the assumptions and the risk factors relating to goodwill impairment. Note 21 outlines information regarding the valuation of share options and warrants. Note 24 outlines the valuation techniques used by the Company in determining the fair value of exchangeable notes and the associated embedded derivatives. In Note 28, detailed analysis is given about the interest rate risk, credit risk, liquidity risk and foreign exchange risk of the Group. The Group recognises revenue when it transfers control over a good or service to a customer.

Critical accounting judgements in applying the Group’s accounting policies

Certain critical accounting judgements in applying the Group’s accounting policies are described below:

Research and development expenditure

Under IFRS as issued by IASB, the Group writes off research and development expenditure as incurred, with the exception of expenditure on projects whose outcome has been assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues. Such expenditure is capitalised at cost within intangible assets and amortised over its expected useful life of 15 years, which commences when commercial production starts. For further information, refer to Note 13.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

31.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

Allowance for impairment of receivables

Revenue is recognised to the extent that it is probable that economic benefit will flow to the Group and the revenue can be measured. No revenue is recognised if there is uncertainty regarding recovery of the consideration due at the outset of the transaction or the possible return of goods. We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected. For further information, refer to Note 28.

Accounting for income taxes

Significant judgement is required in determining our worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and cost reimbursement arrangements among related entities, the process of identifying items of revenue and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. In addition, we operate within multiple taxing jurisdictions and are subject to periodic audits in these jurisdictions. There is a tax audit on going currently in one of the jurisdictions in which we operate. These audits can involve complex issues that may require an extended period of time for resolution. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and profit in the period in which such determination is made. In management’s opinion, adequate provisions for income taxes have been made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

31.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

Note 14 to the consolidated financial statements outlines the basis for the deferred tax assets and liabilities and includes details of the unrecognised deferred tax assets at year end. The Group derecognised deferred tax assets arising on unused tax losses except to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilized before they expire. The derecognition of these deferred tax assets was considered appropriate in light of the increased tax losses caused by the restructuring and uncertainty over the timing of the utilization of the tax losses. Except for the derecognition of deferred tax assets there were no material changes in estimates used to calculate the income tax expense provision during 2018, 2017 or 2016.

Revenue Recognition

No revenue is recognised if there is uncertainty regarding recovery of the consideration due at the outset of the transaction or the possible return of goods. We make a judgement as to the collectability of invoiced sales based on an assessment of the individual debtor taking into account past payment history, the probability of default or delinquency in payments and the probability that debtor will enter into financial difficulties or bankruptcy.

We operate a licenced reference laboratory in New York, USA that specializes in diagnostics for autoimmune diseases. The laboratory provides testing services to two types of customers. Firstly, institutional customers, such as hospitals and commercial diagnostic testing providers, and secondly insurance companies on behalf of their policyholders. The revenue recognition for services provided to insurance companies requires some judgement. In the US, there are rules requiring all insurance companies to be billed the same amount per test. However, the amount that each insurance company pays for a particular test varies according to their own internal policies and this can typically be considerably less than the amount invoiced. We recognise lab services revenue for insurance companies by taking the invoiced amount and reducing it by an estimated percentage based on historical payment data. We review the percentage reduction annually based on the latest data. As a practical expedient, and in accordance with IFRS, we apply a portfolio approach to the insurance companies as they have similar characteristics. We judge that the effect on the financial statements of using a portfolio approach for the insurance companies will not differ materially from applying IFRS 15 to the individual contracts within that portfolio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

32.	GROUP UNDERTAKINGS

The consolidated financial statements include the financial statements of Trinity Biotech plc and the following principal subsidiary undertakings:

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Trinity Biotech plc IDA Business Park, Bray Co. Wicklow, Ireland	Investment and holding company	Ireland	Holding company

Trinity Biotech Manufacturing Limited IDA Business Park, Bray Co. Wicklow, Ireland	Manufacture and sale of diagnostic test kits	Ireland	100%

Trinity Research Limited IDA Business Park, Bray Co. Wicklow, Ireland	Research and development	Ireland	100%

Benen Trading Limited IDA Business Park, Bray Co. Wicklow, Ireland	Trading	Ireland	100%

Trinity Biotech Manufacturing Services Limited IDA Business Park, Bray Co. Wicklow, Ireland	Dormant	Ireland	100%

Trinity Biotech Luxembourg Sarl 1, rue Bender, L-1229 Luxembourg	Investment and provision of financial services	Luxembourg	100%

Trinity Biotech Inc Girts Road, Jamestown, NY 14702, USA	Holding Company	U.S.A.	100%

Clark Laboratories Inc Trading as Trinity Biotech (USA) Girts Road, Jamestown NY14702, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Mardx Diagnostics Inc 5919 Farnsworth Court Carlsbad CA 92008, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Fitzgerald Industries International, Inc 2711 Centerville Road, Suite 400 Wilmington, New Castle Delaware, 19808, USA	Management services company	U.S.A.	100%

Biopool US Inc (trading as Trinity Biotech Distribution) Girts Road, Jamestown NY14702, USA	Sale of diagnostic test kits	U.S.A.	100%

Primus Corporation 4231 E 75th Terrace Kansas City, MO 64132, USA	Manufacture and sale of diagnostic test kits and instrumentation	U.S.A.	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

32.	GROUP UNDERTAKINGS (CONTINUED)

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Phoenix Bio-tech Corp. 1166 South Service Road West Oakville, ON L6L 5T7 Canada.	Manufacture and sale of diagnostic test kits	Canada	100%

Fiomi Diagnostics Holding AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Holding Company	Sweden	100%

Fiomi Diagnostics AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Discontinued operation	Sweden	100%

Trinity Biotech Do Brasil Comercio e Importacao Ltda Rua Silva Bueno 1.660 – Cj. 101/102 Ipiranga Sao Paulo Brazil	Sale of diagnostic test kits	Brazil	100%

Trinity Biotech (UK) Ltd Mills and Reeve LLP Botanic House 100 Hills Road Cambridge, CB2 1PH United Kingdom	Sales & marketing activties	UK	100%

Immco Diagnostics Inc 60 Pineview Drive Buffalo NY 14228, USA	Manufacture and sale of autoimmune products and laboratory services	U.S.A.	100%

Nova Century Scientific Inc 5022 South Service Road Burlington Ontario Canada	Manufacture and sale of autoimmune products	Canada	100%

Trinity Biotech Investment Ltd PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands	Investment and provision of financial services	Cayman Islands	100%

33.	AUTHORISATION FOR ISSUE

These Group consolidated financial statements were authorised for issue by the Board of Directors on May 14, 2019.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

TRINITY BIOTECH PLC

By	/s/ RONAN O’CAOIMH
Mr Ronan O’Caoimh
Director/
Chief Executive Officer

Date: May 14, 2019

By:	/s/ KEVIN TANSLEY
Mr Kevin Tansley
Company secretary/
Chief Financial Officer

Date: May 14, 2019

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