Form 20-F
period 2019-12-31
TRINITY BIOTECH PLC
filed 2020-06-15
CIK 888721

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

83,606,810 Class ‘A’ Ordinary Shares (excluding Treasury Shares)
(as of December 31, 2019)

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

Large accelerated filer  ☐                            Accelerated filer  ☐                            Non-accelerated filer  ☒                            Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

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

Our financial statements are presented in US Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The IFRS applied are those effective for accounting periods beginning January 1, 2019. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. All references in this annual report to “Dollars” and “$” are to US Dollars, and all references to “Euro” or “€” are to European Union Euro. Except as otherwise stated herein, all monetary amounts in this annual report have been presented in US Dollars. For presentation purposes all financial information, including comparative figures from prior periods, have been stated in round thousands.

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

EXPLANATORY NOTE

We have filed this annual report on Form 20-F in reliance on the 45-day extension provided by an order issued by SEC under Section 36 of the Exchange Act Modifying Exemptions From the Reporting and Proxy Delivery Requirements for Public Companies, dated March 25, 2020 (Release No. 34-88465) (the “Order”).

On April 27, 2020, we filed a Report on Form 6-K to indicate our intention to rely on the Order for such extension. Consistent with our statements made in the Form 6-K, we were unable to file the Original Form 20-F by April 30, 2020 because Covid-19 has caused severe disruptions in travel and transportation and limited access to our facilities resulting in limited support from our staff. We have been following the recommendations of local government and health authorities to minimize exposure risk for our employees. The disruptions delayed our ability to complete our annual review and prepare the Annual Report by April 30, 2020.

Item 1	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2	Offer Statistics and Expected Timetable

Not applicable.

Item 3	Key Information

The following selected consolidated financial data of Trinity Biotech as at December 31, 2019 and 2018 and for each of the years ended December 31, 2019, 2018 and 2017 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto set forth in Item 18 of this Annual Report. The selected consolidated financial data as at December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and December 31, 2015 are derived from the audited consolidated financial statements not appearing in this Annual Report. This data should be read in conjunction with the financial statements, related notes and other financial information included elsewhere herein.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

	Year ended December 31,
	2019 US$ ‘000	2018 US$‘000	2017 US$‘000	2016 US$‘000	2015 US$‘000
Revenues	90,435	97,035	99,140	99,611	100,195
Cost of sales	(52,315)	(55,586)	(57,250)	(56,127)	(53,683)

Gross profit	38,120	41,449	41,890	43,484	46,512
Other operating income	91	102	100	239	288
Research and development expenses	(5,325)	(5,369)	(5,657)	(5,040)	(5,069)
Selling, general and administrative expenses	(27,661)	(29,477)	(32,246)	(30,366)	(28,225)
Selling, general and administrative expenses - impairment charges and inventory write-off/provision	(24,295)	(26,932)	(41,755)	(48,165)	—
Selling, general and administrative expenses – tax audit settlement	(5,042)	—	—	—	—

Operating (loss)/profit	(24,112)	(20,227)	(37,668)	(39,848)	13,506

Financial income	697	2,144	3,198	3,147	13,491
Financial expenses	(6,582)	(5,080)	(5,405)	(5,439)	(4,054)
Net financing (expense)/income	(5,885)	(2,956)	(2,207)	(2,292)	9,437
(Loss)/Profit before tax	(29,997)	(23,183)	(39,875)	(42,140)	22,943
Income tax credit/(expense)	1,006	525	1,214	3,557	(756)

(Loss)/Profit for the year	(28,991)	(22,658)	(38,661)	(38,583)	22,187

(Loss)/Profit for the year on discontinued operations	77	568	(1,609)	(62,042)	(391)
(Loss)/Profit for the year (all attributable to owners of the parent)	(28,914)	(22,090)	(40,270)	(100,625)	21,796
Basic (loss)/earnings per ADS (US Dollars)	(1.38)	(1.06)	(1.86)	(4.38)	0.94
Diluted (loss)/earnings per ADS (US Dollars)	(1.38)	(1.06)	(1.86)	(4.38)	0.46
Basic (loss)/earnings per ‘A’ ordinary share (US Dollars)	(0.35)	(0.27)	(0.47)	(1.10)	0.24
Diluted (loss)/earnings per ‘A’ ordinary share (US Dollars)	(0.35)	(0.27)	(0.47)	(1.10)	0.12
Weighted average number of shares used in computing basic EPS per ADS	20,901,703	20,903,227	21,621,602	22,964,703	23,161,773
Weighted average number of shares used in computing diluted EPS per ADS	25,467,516	25,877,205	26,877,544	28,299,399	27,407,793
Weighted average number of shares used in computing basic EPS per ‘A’ ordinary share	83,606,810	83,612,908	86,486,409	91,858,813	92,647,091
Weighted average number of shares used in computing diluted EPS per ‘A’ ordinary share	101,870,064	103,508,820	107,510,179	113,197,598	109,631,172

Consolidated Balance Sheet Data

	December 31, 2019 US$’000	December 31, 2018 US$’000	December 31, 2017 US$’000	December 31, 2016 US$’000	December 31, 2015 US$’000
Net current assets (current assets less current liabilities)	51,941	69,057	91,362	108,208	143,085
Non-current liabilities	(106,909)	(90,001)	(106,549)	(115,585)	(129,646)
Total assets	131,071	151,659	192,974	249,592	363,683
Capital stock	1,213	1,213	1,213	1,213	1,209
Shareholders’ equity	4,713	44,054	65,196	108,727	213,892

There were no dividends declared or paid during 2019 in respect of the fiscal year 2018 (no dividends paid in 2018 in respect of the fiscal year 2017, no dividends paid in 2017 in respect of the fiscal year 2016, final dividend of 22 cents per ADS was paid in 2015 in respect of the fiscal year 2014.

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

•
Our long-term viability and growth will depend upon the successful discovery, development and commercialization of other products from our research and development (“R&D”) activities. In order to remain competitive, we are committed to significant expenditures on R&D and the commercialization of new or enhanced products. The R&D process generally takes a significant amount of time from product inception to commercial launch. However, there is no certainty that this investment in research and development will yield technically feasible or commercially viable products. We may have to abandon a new or enhanced product or a product during its development phase in which we have invested substantial time and money. During the fiscal years ended December 31, 2019, 2018 and 2017, we incurred US$9.6 million, US$9.9 million and US$10.4 million, respectively, in capitalised R&D expenses. We expect to continue to incur significant costs related to our research and development activities.

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

•	FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•	our ability to demonstrate to the FDA’s satisfaction that our products are safe and effective for their intended users;

•	insufficient data from our pre-clinical studies and clinical trials to support clearance or approval, where required; and

•	the failure of the manufacturing process or facilities we use to meet applicable requirements.

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

•
For example, we obtained 510(k) clearance for our Primus Variant System for the separation and quantification of normal and abnormal haemoglobin species as an aid in the diagnosis of haemoglobinopathies. The sample type used by this system was blood tubes. We subsequently introduced two systems based on the original Primus Variant System and they were named as ultra² GeneSys Variant System and ultra² Resolution Variant System. The primary focus of the GeneSys was on newborn screening using Dried Blood Spots as the sample type, while the Resolution was intended for confirmatory testing on the adult population using blood tubes as the sample type. We determined that these modifications to the indications for use were within our existing clearance and did not require the submission of a new 510(k) notification. The FDA stated that the use of Dried Blood Spots was not part of the original submission and represented a new modified Intended Use. The FDA informed us that it disagreed with our decision not to seek new 510(k) clearances for these modifications, and we filed new 510(k) notifications to obtain clearance for these indications. The FDA rejected our filing on the basis that the predicate devise chosen did not meet their requirements. Additionally the FDA asked us to withdraw our product from the market. This has been done in order to stay compliant. A new filing is underway using the predicate device indicated by the FDA. The new application is expected to be filed in the second half of 2020.

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

          As of December 31, 2019, we had total indebtedness with a carrying value of approximately US$102.2 million, which included US$82.0 million of outstanding indebtedness under our 4% exchangeable notes due in 2045. The exchangeable notes have a nominal amount of US$99.9 million and include a number of put and call options. The earliest date on which holders can require Trinity Biotech to repurchase their notes at par is April 1, 2022.

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

•
The loss or termination of our relationship with these key distributors could significantly disrupt our existing business unless suitable alternatives were quickly found or lost sales to one distributor are absorbed by another distributor. Finding a suitable alternative to a lost or terminated distributor may pose challenges in our industry’s competitive environment, and another suitable distributor may not be found on satisfactory terms, if at all. For instance, some distributors already have exclusive arrangements with our competitors, and others do not have the same level of penetration into our target markets as our existing distributors. If total revenue from these or any of our other significant distributors were to decrease in any material amount in the future or we are not successful in timely transitioning business to new distributors, our business, operating results and financial condition could be materially and adversely affected.

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

•
Trinity Biotech has global product liability insurance in place for its manufacturing subsidiaries up to a maximum of €6,500,000 (US$7,291,000) for any one accident, limited to a maximum of €6,500,000 (US$7,291,000) in any one year period of insurance. A deductible of €5,000 ($5,600) for each claim and every claim increasing to US$25,000 in respect of USA/Canada is applicable to each insurance event that may arise. There can be no assurance that our product liability insurance is sufficient to protect us against liability that could have a material adverse effect on our business. In addition, although we believe that we will be able to continue to obtain adequate coverage in the future, there is no assurance that we will be able to do so at acceptable costs.

Significant interruptions in production at our principal manufacturing facilities and/or third-party manufacturing facilities would adversely affect our business and operating results.

•
Products manufactured at our facilities in Bray, Ireland, Jamestown and Buffalo, New York, Kansas City, Missouri and Carlsbad, California comprised approximately 85% of revenues during the fiscal year ended December 31, 2019. Our global supply of these products and services is dependent on the uninterrupted and efficient operation of these facilities. In addition, we currently rely on a small number of third-party manufacturers to produce certain of our diagnostic products and product components.

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

•
Trinity Biotech’s success is dependent to a large extent upon the contributions of certain key management personnel. Our key employees at December 31, 2019 were Ronan O’Caoimh, our CEO and Chairman, Jim Walsh, Executive Director, and Kevin Tansley, our CFO/Executive Director. We may not be able to attract or retain a sufficient number of qualified employees in the future due to the intense competition for qualified personnel among medical products and other life science businesses.

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

The Covid-19 outbreak could significantly disrupt our operations and adversely affect our results of operations.

•
In December 2019, Covid-19 began to impact the population of Wuhan, China, a disease caused by a novel and highly contagious form of coronavirus. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The severity of the outbreak resulted in travel restrictions, quarantine and social distancing measures imposed by governments in virtually all of the countries in which we market our products. The Covid-19 outbreak made it difficult to carry out our marketing activities to promote our products to potential customers and gave rise to sudden significant changes in regional and global economic conditions that could interfere with purchases of products or services. We currently are unable to predict the duration and severity of the spread of the Covid-19, and responses thereto, and the impact on our business, results of operations, financial condition, cash flows and liquidity, as these depend on rapidly evolving developments, which are highly uncertain. Many factors are beyond our control, such as the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, financial and other market reactions to the foregoing, and reactions and responses of communities and societies. However, we know the Covid-19 outbreak will result in lower revenues in 2020 and potentially beyond.

•
Any similar future outbreak of a contagious disease, other adverse public health developments around the world, or the measures taken by the governments around the world in response to a future outbreak of a contagious disease may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our facilities and offices or otherwise disrupt our business operations and adversely affect our results of operations.

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

 The U.K.’s withdrawal from membership of the E.U. could adversely affect us.

•
The United Kingdom (“U.K.”) exited the E.U. on January 31, 2020. There is now a transition period until the end of 2020 while the U.K. and E.U. negotiate additional arrangements. The existing rules on trade, travel, and business for the U.K. and E.U.  continue to apply during the transition period. Our business in the U.K., the E.U. and world-wide could be affected by the impact of U.K.’s withdrawal from membership of the E.U. The U.K.’s exit from the E.U. could cause volatility in global financial markets, including in global currency exchange rates, resulting in a slow-down in economic activity in the U.K., Europe or globally, negatively impact new trade agreements between the U.K and other countries, and result in significant regulatory changes and uncertainty. One or more of these events could make it more difficult or costly to sell our products, particularly in the U.K. and Europe, and negatively affect our revenues and results of operations. The U.K.’s exit may also influence other countries and result in additional countries deciding to leave the E.U. This in turn could result in additional changes and uncertainty, any or all of which could negatively impact our business.

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

•
The total share options exercisable at December 31, 2019, as described in Item 18, Note 20 to the consolidated financial statements, are convertible into American Depository Shares (ADSs), 1 ADS representing 4 “A” Ordinary Shares. The exercise of the share options exercisable will likely occur only when the conversion price is below the trading price of our ADSs and will dilute the ownership interests of existing shareholders. For instance, should the options of the 6,622,667 “A” Ordinary Shares (1,655,667ADSs) exercisable at December 31, 2019 be exercised, Trinity Biotech would have to issue 6,622,667 additional “A” Ordinary Shares (1,655,667 ADSs). On the basis of 96,162,410 “A” Ordinary Shares outstanding at December 31, 2019, this would effectively dilute the ownership interest of the existing shareholders by approximately 7%.

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

•
We could conclude that our internal control over financial reporting is not effective. These events could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements and effectiveness of our internal controls, which ultimately could negatively impact the market price of our common stock.

The large amount of intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

•
We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and acquired indefinite life intangible assets are subject to impairment review on an annual basis and whenever potential impairment indicators are present. Other long-lived assets are reviewed when there is an indication that an impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet is US$44 million (2018: US$53 million). In 2019, we recorded total impairment charges of US$24 million (2018: US$27 million). We may record further significant impairment charges in the future if there are changes in market conditions, a significant reduction in share price or other changes in the future outlook. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain non-cash impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

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

•	Trinity Biotech currently owns 6 U.S. patents with remaining patent lives varying from 1 year to 14 years.

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

•
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

•
We sell our products into the public health market, which consists of state, county and other governmental public health agencies, community-based organisations, service organisations and similar entities. Many of these customers depend to a significant degree on grants or funding provided by governmental agencies to run their operations including programs that use our products. In international markets, we often sell our products to parties funded by such agencies. The level of available government grants or funding is unpredictable and may be affected by various factors including future economic conditions, legislative and regulatory developments, political changes, civil unrest and changing priorities for research and development activities. Any reduction or delay in government funding could cause our customers to delay, reduce or forego purchases of our products.

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

The following represents the most recent acquisition made by Trinity Biotech:

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

Principal Markets

The primary market for Trinity Biotech’s diagnostic products is the Americas (which consists principally of North America and South America). During fiscal year 2019, 58% (US$52.2 million) (2018: US$57.6 million or 59%) (2017: 60% or US$59.5 million) of the Group’s total revenues were derived from products sold in the Americas. Sales in the non-Americas (principally European, Asian and African countries) represented 42% (US$38.2 million) of total sales for fiscal year 2019 (2018: 41% or US$39.5 million) (2017: 40% or US$39.6 million)

For a more comprehensive segment analysis please refer to Item 5, “Results of Operations” and Item 18, Note 2 to the consolidated financial statements.

Principal Products

The brand names of the principal products of Trinity Biotech are listed below, organised first by point of use and second by application. The trademarks and registered marks noted below are owned by Trinity Biotech.

Point-Of-Care	Clinical Laboratory
Infectious Diseases	Infectious Diseases	Haemoglobin	Autoimmune	Clinical Chemistry	Blood Bank Screening
UniGold™	MarDx®	Premier™	ImmuBlot™	EZ™	Captia™
Recombigen®	MarBlot®	Ultra™	ImmuGlo™
ImmuLisa™
OTOblot™

Trinity Biotech also sells raw materials to the life sciences industry and research institutes globally through its wholly owned subsidiary, Benen Trading Ltd., trading as Fitzgerald Industries.

Trinity Biotech sells its products through its direct sales organisations in the United States, Brazil and to an extent in the United Kingdom, France and Germany and then through its network of principal distributors and non-governmental bodies into approximately 100 countries globally.

Point-of-Care (“POC”)

Point-of-care refers to diagnostic tests which are carried out in the presence of the patient.

Uni-Gold™ HIV

We believe that Trinity Biotech makes a very significant contribution to the global effort to meet the challenge of human immuno-deficiency virus, or HIV, with its principal product, Uni-Gold™ HIV. In Africa, Uni-Gold™ HIV has been used for many years in voluntary counselling and testing centres in the sub-Saharan region where it is a cornerstone to early detection and treatment intervention.

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

Point-Of-Care is key to the growth of Trinity Biotech. Central to this growth will be a new HIV screening test, TrinScreen HIV, which we are in the process of developing. Trinity Biotech has not previously competed in the larger screening market, which is valued at approximately US$150 million p.a.  The screening market is addressed by few companies. TrinScreen will not jeopardise our existing confirmatory business as it employs a different HIV antigen to the existing Uni-Gold™ HIV test. In other words, countries will be able to use both the TrinScreen test and the Uni-Gold™ HIV test as part of their testing algorithm . Our strategy is to leverage the existing brand equity of Trinity Biotech in African markets to take market share in the screening market. This initiative will be supported by increased sales and marketing resources in the African market. Market opportunities for the TrinScreen product also exist in other territories, in particular in emerging countries.

The company also sells the only FDA approved and CLIA waived syphilis point-of-care test in the USA.

The Trinity Biotech Uni-Gold™ S. pneumonia, Uni-Gold™ Legionella, Uni-Gold™ C. difficile and Uni-Gold™ Syphilis are all Conformité Européenne (“CE”) marked and we will concentrate selling these products on international markets outside of the USA.

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

Clinical Laboratory

Trinity Biotech supplies the clinical laboratory segment of the in-vitro diagnostic market with a range of diagnostic tests and instrumentation which detect:

•	Infectious diseases;

•	Glycated haemoglobin (for diabetes monitoring and diagnosis) and haemoglobin variants for the detection of haemoglobinopathies (haemoglobin abnormalities);

•	Autoimmune diseases

Trinity Biotech also supplies this market with other products through its clinical chemistry business.

Infectious Diseases

Trinity Biotech manufactures specialty and esoteric biomarkers of infectious diseases. The products are used in processing patient samples whose results aid physicians in the diagnosis and clinical assessment of a broad range of infectious diseases. The key clinical laboratory disease areas that Trinity Biotech serves include:

•	Lyme disease,

•	Sexually transmitted diseases, including Syphilis and Herpes.

•	Markers for Epstein Barr, measles, mumps, toxoplasmosis, cytomegalovirus, rubella, varicella and other viral pathogens.

Trinity Biotech develops, manufactures and distributes products in enzyme-linked immunosorbent (“ELISA”) and cytotoxicity assay formats. As a complement to its product range, the company also offers third party automated processors to its customers.

The vast majority of the Infectious Diseases product line of Trinity Biotech is FDA cleared for sale in the United States and CE marked in Europe. Products are sold in approximately 100 countries in total, with the focus on the Americas, Europe and Asia. The infectious disease products are sold through the sales and marketing organisation of Trinity Biotech to clinical and reference laboratories directly in the U.S. and U.K. and through independent distributors and strategic partners in other countries.

Diabetes and Haemoglobinopathies

Trinity Biotech manufactures products for in-vitro diagnostic testing for haemoglobin A1c (“HbA1c”) used in the monitoring and diagnosis of diabetes, as well identifying those who are at a high risk of developing diabetes (pre-diabetic). The Premier Hb9210 uses patented boronate affinity technology to test for HbA1c which is a measure of a patient’s average blood sugar control over the last 100 to 120 days. It is a highly accurate biomarker available for the diagnosis of diabetes and is a strong indicator of a diabetic’s glycemic control. HbA1c is also used to identify those at risk of becoming diabetic; often referred to as impaired glucose tolerance. Additionally HbA1c is used in the assessment of diabetes complications.

Trinity Biotech manufactures its own A1c instrument, the Premier Hb9210, which was launched in Europe and obtained FDA approval in late 2011. In Europe, Trinity Biotech distributes Premier Hb9210 through its partner Menarini Diagnostics. In the USA and Brazil, Trinity Biotech sells the Premier Hb9210 through its own direct sales organisations. In the rest of the world, Trinity sells the Premier Hb9210 through a network of distributors. The Premier’s unique features, cost structure and core technology enables it to compete in most economies and settings.

Trinity Biotech also sells products for haemoglobin variants, primarily through the Ultra2 instrument. This is used for the detection of haemoglobinapothies, which are genetic defects that result in abnormal structure of the haemoglobin molecule. Haemoglobinapathies include sickle-cell diseases, alpha and beta thalassemia which are amongst the most common genetic disorders in the world.

Trinity Biotech has launched the Premier Resolution, its next generation Haemoglobinapothy Analyzer in Europe and the Middle East after undergoing rigorous and successful field trials. In 2020, the Premier Resolution will be submitted to the FDA for approval. The Premier Resolution uses an internally developed column as well as state of the art hardware and software innovations in order to provide unparalleled variant detection. It is a best in class analyser that will enable Trinity to expand upon its leading position as a key supplier to this highly specialised segment.

The point-of-care segment of the HbA1c market is addressed by the Tri-stat system. The Tri-stat offers rapid, precise analysis in a simple and highly cost effective manner. Using boronate affinity technology and a two phase optical system, The instrument can process three samples simultaneously with the three results available in just 10 minutes. In 2018, a new, second generation Tri-stat analyser was launched in international markets outside of the USA.

Autoimmune Diseases

Autoimmune diseases are diseases that involve an abnormal immune response in which the immune system attacks the body’s own cells and tissues.

In 2013, Trinity Biotech acquired Immco Diagnostics (“Immco”), an autoimmunity company known for novel assay development and high impact contributions to autoimmune disease diagnostic research.

Immco develops, manufactures and sells products in the following formats for diagnosis of autoimmune diseases:

•	Immunofluorescence Assay (“IFA”),

•	Enzyme-linked immunosorbent (“ELISA”),

•	Western Blot (“WB”) and

•	Line immunoassay (“LIA”).

The Immco products are a seamless fit for the instrument platforms that Trinity Biotech markets its infectious diseases products. Additionally, Trinity sells a complete line of IFA processors. The majority of Immco’s products are FDA cleared for sale in the U.S. and CE marked in Europe.

The Immco product line addresses the high growth, lower throughput, specialty autoimmune segment, where competition is limited. The principal autoimmune conditions in this segment are rheumatoid arthritis, vasculitis, lupus, celiac and Crohn’s disease, ulcerative colitis, neuropathy, Hashimoto’s disease and Grave’s disease.

In addition, Immco is the only company able to market a panel of proprietary early markers for Sjogrens disease often referred to as “dry eye disorder”

The Immco products are sold through Trinity Biotech’s sales and marketing organisation to clinical and reference laboratories directly in the USA and via distributors in other countries. Menarini Diagnostics, a European market leader in autoimmune testing, distributes Immco products in the key European markets.

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

Blood Bank Screening

Trinity Biotech manufactures enzyme-linked immunosorbent assays (“ELISA”), for the detection of Syphilis and Malaria. These products are sold through distributors and are manufactured under original equipment manufacturer agreements for other major third party diagnostic companies. The business is not currently operating in the United States.

Sales and Marketing

Trinity Biotech sells its products through its own direct sales force in the United States. Our sales team in the United States is responsible for marketing and selling the Trinity Biotech range of Point-Of-Care, Infectious Diseases, Haemoglobins, Autoimmune and Clinical Chemistry products. Meanwhile the direct sales force in Brazil sells the company’s haemogloblins product range.

Through its international sales and marketing organisation, which is located in Ireland, Trinity Biotech sells:

•	Its Clinical Chemistry product range directly to hospitals and laboratories in Germany and France;

•	Infectious Diseases and Clinical Chemistry product ranges directly to hospitals and laboratories in the UK; and

•	All product lines through independent distributors and strategic partners in a further approximately 100 countries.

Competition

The diagnostic industry is very competitive. There are many companies, both public and private, engaged in the sale of medical diagnostic products and diagnostics-related research and development, including a number of well-known pharmaceutical and chemical companies. Competition is based primarily on product reliability, customer service and price. This is a technology driven market with an emphasis on automation and emerging biomarkers. Trinity actively works on increasing automation for the clinical laboratory. Trinity seeks to bring novel biomarkers to market by licensing agreements with universities and innovative companies.

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

Each of the key licensing arrangements disclosed under this subheading terminates on the date expiration or adjudication of invalidity or unenforceability of the last of the particular licensed patents covered by the respective agreement. Each licensor has the right to terminate the arrangement in the event of non-performance by Trinity Biotech. The key licensing arrangements, with the exception of the agreement entered into in 2013 which provides for the payment of a lump sum licence fee, require the Group to pay a royalty to the licence holder which is based on sales of the products which utilise the relevant technology being licensed. The royalty rates vary from 1.6% to 12.5% of sales. The total amount paid by Trinity Biotech under key licensing arrangements in 2019 was US$338,000 (2018: US$442,000).

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

The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors.  As 58% of Trinity Biotech’s 2019 revenues were generated in the Americas (with a large concentration of this in the United States) and as the United States represents a substantial proportion of the worldwide diagnostics market, an overview of FDA regulation has been included below.

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

We have registered our facilities with the FDA as medical device manufacturers. The FDA has broad post-market and regulatory enforcement powers. We are subject to announced and unannounced inspections by the FDA to determine our compliance with the QSR and other regulations and these inspections may include the manufacturing facilities of our suppliers. In 2017, the FDA closed its pilot program for MDSAP (Medical Device Single Audit Program) and began accepting third party inspection reports from approved Auditing Organizations in lieu of conducting its own routine surveillance inspections. MDSAP audits are paid by the manufacturer and conducted annually. The FDA receives and reviews the MDSAP report and may respond to the manufacturer with its own inspection if it deems the facility is not in control. If the FDA finds any failure to comply, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as fines, injunctions, and civil penalties; recall or seizure of products; the issuance of public notices or warnings; operating restrictions, partial suspension or total shutdown of production; refusing requests for 510(k) clearance or PMA approval of new products; withdrawing 510(k) clearance or PMA approvals already granted; and criminal prosecution.

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

Federal and State Anti-Kickback Laws

The Federal Anti-Kickback Statute makes it a felony for a person or entity, including a laboratory, to knowingly and willfully offer, pay, solicit or receive any remuneration, directly or indirectly, to induce or in return for either the referral of an individual or the purchase, lease or order, or arranging for the purchase, lease or order, of items, services or other business that is reimbursable under any federal health care program, including Medicare and Medicaid.  Courts have stated that an arrangement may violate the Anti-Kickback Statute if any one purpose of the arrangement is to encourage patient referrals or other federal health care program business, regardless of whether there are other legitimate purposes for the arrangement.  In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The definition of "remuneration" has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry.

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

For a more comprehensive schedule of the subsidiary undertakings of the Group please refer to Item 18, Note 33 to the consolidated financial statements.

Property, Plant and Equipment

Trinity Biotech has seven manufacturing sites worldwide, five in the Americas. (Amherst, Williamsville and Jamestown, NY, Kansas City, MO, Carlsbad, CA and Extrema, Brazil), and one in Bray, Ireland. An additional facility is owned in Burlington, Canada which serves as a distribution centre and also carries out some research and development activities.

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

The facilities at Jamestown, NY, Kansas City, MO and Carlsbad, CA and Bray, Ireland also achieved certification to the requirements of the Medical Device Single Audit Programme (MDSAP).  The Medical Device Single Audit Program allows an MDSAP recognized Auditing Organization to conduct a single regulatory audit of a medical device manufacturer that satisfies the relevant requirements of the regulatory authorities participating in the program. International regulatory authorities that are participating in the MDSAP include, Therapeutic Goods Administration of Australia,  Brazil’s Agência Nacional de Vigilância Sanitária, Health Canada, Japan’s Ministry of Health, Labour and Welfare, and the Japanese Pharmaceuticals and Medical Devices Agency The World Health Organization (WHO) Prequalification of In Vitro Diagnostics (IVDs) Programme and the European Union (EU) are Official Observers.

Trinity Biotech has entered into a number of related party transactions with JRJ Investments (“JRJ”), a partnership currently owned by Mr O’Caoimh and Dr Walsh, directors of the Company, and directly with Mr O’Caoimh, to provide current and potential future needs for the Group’s manufacturing and research and development facilities, located in Bray, Ireland. Trinity Biotech has entered into an agreement for a 25 year lease with JRJ, for 15,780 square feet of offices at an annual rent of €381,000 (US$427,000), which expires in 2027. Trinity Biotech has entered into lease agreements with Ronan O’Caoimh for a 43,860 square foot manufacturing facility in Bray, Ireland and an adjacent warehouse of 16,000 square feet. The annual rent for the manufacturing facility is €787,000 (US$883,000) and the annual rent for the warehouse is €144,000 (US$162,000). These two leases expire in 2028 and 2026 respectively. See Item 7 – Major Shareholders and Related Party Transactions.

Trinity Biotech USA operates from a 25,610 square foot FDA and ISO 9001 approved facility in Jamestown, New York. The facility was purchased by Trinity Biotech USA in 1994. Additional warehousing space is also leased in Jamestown, New York at an annual rental charge of US$183,000.

MarDx operates from two facilities in Carlsbad, California. The first facility comprises 21,436 square feet and the second adjacent facility comprises 14,500 square feet. The last number of years have seen a steady migration of customers away from using Western Blot for diagnosing Lyme in favour of alternative testing platforms.  Production volumes at our Carlsbad, California facility (which specialises in Western Blot manufacturing) have declined steadily to the extent that it no longer makes economic sense to continue.  Consequently, in the early part of 2020 management decided to close this facility from June 30, 2020.  Both facilities operated by Mardx are leased and in 2020, we have given notice to the landlords that we will terminate our leases on June 30, 2020. During the period until closure, final batches of Lyme Western Blot for our remaining customers will be produced, whilst simultaneously transferring non-Lyme product manufacturing to other Group facilities.

Primus Corp. operates from a 39,000 square foot facility in Kansas City, Missouri and an adjacent 13,500 square foot facility mainly used for warehousing. The leases on these properties run until 2022 and 2025 respectively and annual rents are US$119,000 and US$47,000 respectively.

Immco Diagnostics Inc. operates from a 20,520 square foot facility in Amherst, New York and a 31,731 square foot facility in Williamsville, New York, subject to leases expiring in 2022 and 2033 respectively. The annual rent for the Amherst facility is US$257,000. The Williamsville facility’s annual rent is currently US$405,000, rising to US$452,000 by 2029. An additional 5,120 square foot facility is owned by Trinity Biotech in Burlington, Canada.

Additional office and factory space is leased by the Group in Acton, Massachusetts, Sao Paulo, Brazil and Extrema, Brazil at an annual cost of US$95,000, US$11,000 and US$33,000 respectively.

At present, we have sufficient productive capacity to cover demand for our product range. We continue to review our level of capacity in the context of future revenue forecasts. In the event that these forecasts indicate capacity constraints, we will either obtain new facilities or expand our existing facilities.

In relation to products produced at our facilities – these are as follows:

Bray, Ireland – Point-of-Care/HIV, Immunofluorescence and Clinical Chemistry products are manufactured at this site.

Jamestown, New York – this site specializes in the production of Microtitre Plate EIA products for infectious diseases and auto-immunity.

Carlsbad, California – this facility specialises in the development and manufacture of products utilising Western Blot and lateral flow technology. Our suite of Lyme products is manufactured at this facility and our new Infectious Diseases Point-of-Care range are manufactured at this site. In 2020, management made the decision to close this facility permanently (see above).

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

Operating Results

Trinity Biotech’s consolidated financial statements include the attributable results of Trinity Biotech plc and all its subsidiary undertakings collectively. This discussion covers the years ended December 31, 2019, December 31, 2018 and December 31, 2017, and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

Trinity Biotech has availed of the exemption under SEC rules to prepare consolidated financial statements without a reconciliation to U.S. generally accepted accounting principles (“U.S. GAAP”) as at and for the three year period ended December 31, 2019 as Trinity Biotech is a foreign private issuer and the financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

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

The comparability of our financial results for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 have been impacted by the decision to discontinue operations in Fiomi Diagnostics AB in 2016 following the withdrawal of the Troponin premarket submission to the U.S. Food and Drug Administration (see Item 18, Note 10). The Group also realised impairment losses in 2016, 2017, 2018 and in 2019 as a result of annual impairment reviews as at December 31, 2016, December 31, 2017, December 31, 2018  and December 31, 2019 (see Item 18, Note 13). There were no acquisitions made in 2019, 2018, 2017, 2016 or 2015.

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

Revenue Recognition

Goods sold and services rendered

The Group recognises revenue when it transfers control over a good or service to a customer. Revenue is recognised to the extent that it is probable that economic benefit will flow to the Group and the revenue can be measured. No revenue is recognised if there is uncertainty regarding recovery of the consideration due at the outset of the transaction or the possible return of goods. Revenue, including any amounts invoiced for shipping and handling costs, represents the transaction price the value of goods and services supplied to external customers, net of discounts and rebates and excluding sales taxes. The transaction price is determined by reference to the contract and arrangements with the customer.

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

We operate a licenced reference laboratory that specializes in diagnostics for autoimmune diseases. The laboratory provides testing services to two types of customers. Firstly, institutional customers, such as hospitals and commercial diagnostic testing providers, and secondly insurance companies on behalf of their policyholders. The revenue recognition for services provided to insurance companies requires some judgement. The laboratory is based in USA, where there are rules requiring all insurance companies to be billed the same amount per test. However, the amount that each insurance company pays for a particular test varies according to their own internal policies and this can typically be considerably less than the amount invoiced. We recognise laboratory services revenue for insurance companies by taking the invoiced amount and reducing it by an estimated percentage based on historical payment data. We review the percentage reduction annually based on the latest data. As a practical expedient, and in accordance with IFRS, we apply a portfolio approach to the insurance companies as they have similar characteristics. We judge that the effect on the financial statements of using a portfolio approach for the insurance companies will not differ materially from applying IFRS 15 to the individual contracts within that portfolio.

In some countries, the Group leases instruments to customers as part of a bundled package. Where a contract has multiple performance obligations and its duration is greater than one year, the transaction price is allocated to the performance obligations in the contract by reference to their relative standalone selling prices. As a practical expedient, no allocation of the transaction price is done for instrument contracts which are less than one year’s duration. For contracts where control of the instrument is transferred to the customer, the fair value of the instrument is recognised as revenue at the commencement of the lease and is matched by the related cost of sale. Fair value is determined on the basis of standalone selling price. In the case where control of the instrument does not transfer to the customer, revenue is recognised on the basis of customer usage of the instrument. See also Note 1(v).

A receivable is recognised when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

The Group’s obligation to provide a refund for faulty products under the standard warranty terms is recognised as a provision, see Item 18, Note 24 for details.

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

At December 31, 2019 the carrying value of capitalised development costs was US$22,778,000 (2018 US$26,265,000) (see Item 18, Note 14 to the consolidated financial statements). The decrease in 2019 was mainly as a result of an impairment loss charge of US$11,904,000. This charge was partially offset by additions of US$9,569,000 and amortisation of US$1,182,000.

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

Goodwill and other intangibles are subject to impairment testing on an annual basis. The recoverable amount of each of the cash-generating units (“CGU”) is determined based on a value-in-use computation, which is the only methodology applied by the Group and which has been selected due to the impracticality of obtaining fair value less costs to sell measurements for each reporting period. For the purpose of the annual impairment tests, goodwill is allocated to the relevant CGU. The impairment test performed as at December 31, 2019 identified a total impairment loss of US$76,740,000 in seven cash generating units (“CGUs”), of which US$24,295,000 has been recorded in the 2019 financial statements. Refer to Item 18, Note 14 for further information.

The value-in-use calculations use cash flow projections based on the 2020 budget and projections for a further four years using projected revenue and cost growth rates of between 0% and 7%.

At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU.

The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, net cash flows, discount rates and the duration of the discounted cash flow model. The assumptions and estimates used were derived from a combination of internal and external factors based on historical experience. The pre-tax discount rates used range from 20% to 27% (2018: 20% to 35%). Post tax discount rates have been calculated using external inputs such as prevailing short and long term interest rates, a small stock premium, a stock beta and the corporate tax rates applicable to each CGU. The discount rates reflect the risk profile of each CGU. See Item 18, Note 14 to the consolidated financial statements for further information.

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and is particularly sensitive in the following areas;

•
In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would represent a reasonably likely range of outcomes, there would be an additional impairment loss of US$743,000 at December 31, 2019

•
In the event there was a 10% variation in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be an additional impairment loss of US$5,420,000 at December 31, 2019.

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write off inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2019, 2018 or 2017 which would have an impact on the carrying values of inventory during those periods, except as discussed below. At December 31, 2019 our allowance for slow moving and obsolete inventory was US$6,716,000 which represents approximately 17.33% of gross inventory value. This compares with US$6,299,000, or approximately 17.18% of gross inventory value, at December 31, 2018 and US$7,543,000, or approximately 18.70% of gross inventory value, at December 31, 2017 (see Item 18, Note 17 to the consolidated financial statements). The estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory has increased between 2019 and 2018 due our decision to cull some old and declining product lines. In the case of raw materials and work in progress, the size of the provision has been based on expected future production of these products. Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$774,000 at December 31, 2019 (2018: US$733,000) (2017: US$807,000) would result.

Allowance for impairment of receivables

We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected. Given the specific manner in which the allowance is calculated, there were no material changes in estimates made during 2019, 2018 or 2017 which would have an impact on the carrying values of receivables in these periods. At December 31, 2019, the allowance was US$5,443,000 which represents approximately 6.0% of Group revenues. This compares with US$4,202,000 at December 31, 2018 which represented approximately 4.3% of Group revenues and to US$3,590,000 at December 31, 2017 which represented approximately 3.6% of Group revenues. The increase in the allowance for impairment of receivables in the year ended December 31, 2019 was due to a general deterioration in the age of receivables. In the event that the estimate of impairment was to increase or decrease by 0.5% of Group revenues, which would represent a reasonably likely range of outcomes, then a change in the allowance of US$452,000 at December 31, 2019 (2018: US$485,000) (2017: US$496,000) would result.

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

Item 18, Note 15 to the consolidated financial statements outlines the basis for the deferred tax assets and liabilities and includes details of the unrecognised deferred tax assets at year end. The Group does not recognise deferred tax assets arising on unused tax losses except to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilised before they expire.

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

The embedded derivatives are initially recognised at fair value and are restated at their fair value at each reporting date. The fair value changes of the embedded derivatives are recognised in the statement of operations. See Item 18, Note 25 to the consolidated financial statements for further information.

Impact of Recently Issued Accounting Pronouncements

The consolidated financial statements have been prepared in accordance with IFRS both as issued by the IASB and as subsequently adopted by the EU. The IFRS applied are those effective for accounting periods beginning 1 January 2019. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB.

These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. During 2019, the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) issued additional standards, interpretations and amendments to existing standards which are effective for periods starting after the date of these financial statements. A list of these additional standards, interpretations and amendments, and the potential impact on the financial statements of the Group, is outlined in Item 18, Note 1(xxx).

Subsequent Events

Decision to close Carlsbad manufacturing plant in 2020

The last number of years have seen a steady migration of customers away from using the Western Blot testing format for diagnosing Lyme in favour of alternative testing platforms.  Production volumes at our Carlsbad, California facility (which specialises in Western Blot manufacturing) have declined steadily to the extent that it no longer makes economic sense to continue.  Consequently, in the early part of 2020, management decided to close this facility from June 30, 2020.

During the period until closure, final batches of Lyme Western Blot for remaining customers will be produced, whilst simultaneously transferring non-Lyme product manufacturing to other Group facilities.  No provision has been reflected in the 2019 financial statements relating to the costs associated with closing this facility, terminating employment contracts, transferring assets to new locations in the Group. The Company recorded a provision of US$2.4 million in its income statement for Q1, 2020 to cover the related closure costs. This primarily includes the write-off of inventory and redundancy costs and is mainly non-cash in nature.

Covid-19 pandemic

Impact on Revenues

Subsequent to the balance sheet date, the Company’s revenues have been significantly impacted by the Covid-19 Pandemic with the greater impact being seen from April 2020 onwards. In particular, this resulted in significant reduction in:

•	Haemoglobins revenues – including both instrument and consumables revenues with the impact being greater on diabetes (A1c) rather than on haemoglobin variant revenues.

•	Autoimmune revenues – testing volumes were particularly impacted at our reference laboratory in Buffalo, New York but there were also lower product sales in all major markets.

•	HIV, Infectious Diseases and Clinical chemistry product sales.

However, there were increases in sales of our transport medium product (used to transport Covid-19 patient samples in a stable environment), respiratory tests for Legionnaire’s Disease and Strep Pneumoniae and of coronavirus-related antibodies sold by our life sciences supply business, Fitzgerald.

Covid-19 Expenditure Reduction Measures

All of the company’s operations have remained open during the pandemic though at reduced levels of output in line with expected demand. However, in response to the expected reduction in revenues, the company undertook a number cost cutting measures which included the following:

•
The company furloughed a large percentage of its work forces in the USA, Ireland and Canada in April, 2020. Meanwhile, in Brazil and other locations, staff costs were also significantly reduced by means of pay cuts.

•	The elimination of virtually all travel costs and significant reductions in discretionary sales and marketing expenditure.

•
Availing of governmental supports.  This included the receipt of US$4.5 million of loans under the U.S. government’s Paycheck Protection Program (“PPP”).  Under the provisions of the PPP, these loans will be partially or totally forgiven, based on the extent to which a borrower’s workforce returns to normal levels in the eight-week period immediately following the loans being granted. Upon receipt of these loans, the Company ended the furloughing of all staff in the USA and therefore expects that a large percentage of these loans will be forgiven later in 2020, once the necessary verification has taken place.   In Ireland, the company also availed of economic support mechanisms being provided by the Irish Government though a significant level of furloughing continued into June, 2020, mainly due to the expected lower demand for HIV products for the African market.

Impact on Working Capital

Due to the measures implemented by the company in response to falling demand for products the Company’s cash position at May 31, 2020 was similar to that reported in the financial statements as at 31 December, 2019.  Furthermore, the Company has not seen any significant deterioration in the recoverability of its inventory and accounts receivables balances as at 31 December, 2019. Meanwhile, the company is continuing to pay its creditors.

Asset Impairment

The annual impairment test on the carrying value of goodwill and other assets was carried out as at December 31, 2019 – see note 14. In determining whether a potential asset impairment exists, a range of internal and external factors are considered. However, the impairment test only takes into account conditions existing at the end of the reporting period. Covid-19 began to impact the population of Wuhan, China in December 2019 and initially the outbreak was largely concentrated in China. It was declared to be a pandemic by the World Health Organization in March 2020. The Company’s impairment test as at December 31, 2019 therefore does not reflect the downturn in economic activity or the aforementioned impacts on the Company’s revenues and expenditure caused by the Covid-19 pandemic.

If the impairment test was reperformed using projections which take into account the aforementioned impacts on revenues and expenditure, the impairment loss as at December 31, 2019 for Primus Corp. and Immco Diagnostics would be higher by US$1.8 million and US$1.7 million respectively. The reason these two Cash Generating Units are the only units affected is that the other Cash Generating Units’ assets were already fully impaired, except Fitzgerald, as at December 31, 2019.

Results of Operations

Year ended December 31, 2019 compared to the year ended December 31, 2018

The following compares our results in the year ended December 31, 2019 to those of the year ended December 31, 2018 under IFRS. Our analysis is divided as follows:

1.	Overview

2.	Revenues

3.	Operating Loss

4.	Loss for the year

5.	Discontinued operations

1. Overview

In 2019, revenues decreased by 6.8% from US$97.0 million in 2018 to US$90.4 million. The three main factors behind the decrease in revenues are:

i.	Lyme disease revenues decreased following the loss of certain large customers that migrated their Lyme testing away from Western Blot assays to alternative testing platforms,
ii.	HIV point-of-care sales decreased following our decision to discontinue sales of the Unigold HIV test in the USA and
iii.	Revenues for our Fitzgerald business, which sells antibodies to the life sciences and research industries, reduced following higher than average revenues in 2018.

These declines were partially offset by Haemoglobins and Autoimmunity revenues which continued to grow in 2019.

Geographically, 58% of our sales were generated in the Americas, 30% in Africa/Asia and 12% in Europe.

There was a slight decrease in gross margin in 2019 (42.2% versus 42.7%) and this is mainly due to the impact of lower revenues, particularly in the context of our relatively high fixed cost base and the adverse currency movements. Selling General & Administrative Expenditure (excluding impairment charges and tax settlement) decreased from US$29.5 million in 2018 to US$27.7 million in 2019, which represents a decrease of 6.2%. The decrease is mainly attributable to a cost reduction programme, lower amortization charges and the impact of foreign currency fluctuations.

The Company recognized an impairment charge of US$24.3 million in 2019 (2018: US$26.9 million). A number of factors contributed to the impairment charges including the Company’s market capitalisation at the end of the year which was lower when compared to the end of 2018, the inclusion of the latest cash flow projections and net asset values for each cash generating unit and increased volatility in the Company’s share price and higher market interest rates which resulted in a higher discount factor being applied to the Company’s expected future cash flows.

The settlement of a tax audit, mainly relating to payroll taxes, resulted in a charge of US$5.0m, excluding interest.

The operating loss for continuing operations was US$24.1 million for the year, which compares to US$20.2 million for 2018. Excluding the impairment charge and the once-off tax settlement, the operating profit for continuing operations for 2019 is US$5.2 million, compared to US$6.7 million in 2018. This decrease in operating profit before impairment charges and tax audit settlement in 2019 is mainly attributable to lower revenues and to a lesser extent the lower gross margin.

In 2019, net financing expense was US$5.9 million compared to US$3.0 million in 2018. The increase of US$2.9 million was due to the inclusion of notional interest expense on facility leases of US$0.9m due to the adoption of IFRS 16, Leases, interest on a tax audit settlement of US$1.0 million and lower deposit interest, offset by a reduction in interest payable on our Exchangeable Notes of $0.4m following the buyback of a portion of the notes in 2018.

The loss for the year from continuing operations amounted to US$29.0 million, compared to US$22.7 million in 2018. Before the impact of impairment charges and the tax audit settlement, the loss for 2019 from continuing operations would have been US$0.3 million, compared to a US$4.3 million profit for 2018.

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

In some countries, the Group leases instruments to customers as part of a bundled package. Where a contract has multiple performance obligations and its duration is greater than one year, the transaction price is allocated to the performance obligations in the contract by reference to their relative standalone selling prices. For contracts where control of the instrument is transferred to the customer, the fair value of the instrument is recognised as revenue at the commencement of the lease and is matched by the related cost of sale. Fair value is determined based on standalone selling prices. In the case where control of the instrument does not transfer to the customer, revenue is recognised on the basis of customer usage of the instrument.

Revenues by Product Line

Trinity Biotech’s revenues for the year ended December 31, 2019 were US$90,435,000 compared to revenues of US$97,035,000 for the year ended December 31, 2018, which represents a decrease of US$6,600,000 or 6.8%.  The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2019 US$ ’000	2018 US$’000	% Change
Revenues
Clinical Laboratory	68,127	71,618	(4.9)%
Point-of-Care	11,393	14,836	(23.2)%
Laboratory Services	10,915	10,581	3.2%

Total	90,435	97,035	6.8%

Clinical Laboratory

Clinical Laboratory revenues decrease by US$3,491,000 in 2019, which represents a decrease of 4.9%. This decrease was mainly attributable to a 16% decrease in Infectious Diseases revenues. Lower sales of Western Blot tests for Lyme disease in USA mainly accounted for this decrease caused by the on-going migration of Lyme confirmatory testing to alternative testing platforms. Similarly, revenues for our other infectious diseases tests on ELISA platforms have also been declining for several years, particularly in USA but we have succeeded in partially making up for these declines by selling more to emerging markets, with China being the largest market. Our Fitzgerald business, which sells antibodies to the life sciences and research industries, had a decrease in revenues of 14% following a higher than average level of sales in 2018 driven by high sales in Asia. Partially offsetting these decreases was higher revenues for haemoglobin A1c testing.

Point-of-Care

Point-of-Care revenues decreased from US$14,836,000 in 2018 to US$11,393,000 in 2019, which is a decrease of US$3,443,000 (-23.2%). This decrease was mainly due to lower HIV revenues in USA following the decision during 2019 to discontinue sales of the Unigold HIV test in that market. The reduction in funding for public health HIV testing programs in addition to the CDC’s recommendations in favour of fourth generation antigen testing led to the decline of HIV Point-of-Care sales in the USA for the last number of years.  Volumes had declined to the extent that when manufacturing and marketing costs were taken into account it was no longer an economically viable product. The remaining decrease is due to lower Syphilis Point-of-Care tests revenues.

Laboratory Services

Our New York reference laboratory offers laboratory-testing services for autoimmune disorders, such as Sjogren’s syndrome, hearing loss, celiac disease, lupus, rheumatoid arthritis and systemic sclerosis. The laboratory had another good year in 2019, growing revenue by 3.2% to US$10,915,000. Revenues for Sjögrens Syndrome accounts for 23% of the total revenues in 2019.

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2019 US$‘000	2018 US$‘000	% Change
Revenues
Americas	52,183	57,559	(9.3)%
Asia/Africa	27,686	29,466	(6.0)%
Europe	10,566	10,010	5.6%

Total	90,435	97,035	(6.8)%

In the Americas, revenues decreased US$5,376,000 or 9.3% mainly due to three factors: (i) the decision to exit the HIV point-of-care testing market in USA during 2019, (ii) the continued migration of Lyme confirmatory testing away from Western Blot to alternative testing platforms and (iii) lower haemoglobins revenues in Brazil due to a marked weakness in the Brazilian currency. These declines were partially offset by growth in laboratory testing revenues from our autoimmune reference laboratory and higher revenues from our diabetes testing business in USA.

Asia/Africa revenues decreased by 6.0%, or US$1,780,000 compared to 2018. The main reason for this was lower revenues in Asia for our Fitzgerald business, which sells antibodies to the life sciences and research industries. In 2018, Fitzgerald achieved higher than average revenues in Asia and 2019 saw a return to a more normal level of sales in that territory. Higher haemoglobin A1c revenues partially offset the reduction in Fitzgerald sales in the territory.

In Europe, revenues increased by 5.6% or US$556,000, compared to 2018. The increase was due to higher haemoglobin A1c revenues due to the continued success of the Premier instrument. This was partly offset by lower sales of infectious diseases revenues in the territory.

For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.

3. Operating Loss – continuing operations

The following table sets forth the Group’s operating loss from continuing operations:

	Year ended December 31,
	2019 US$’000	2018 US$’000	% Change
Revenues	90,435	97,035	(6.8)%
Cost of sales	(52,315)	(55,586)	(5.9)%

Gross profit	38,120	41,449	(8.0)%
Other operating income	91	102	(10.8)%
Research & development	(5,325)	(5,369)	(0.8)%
SG&A expenses	(27,661)	(29,477)	(6.2)%
Selling, general and administrative expenses – tax audit settlement	(5,042)	—	—
Selling, general and administrative expenses - impairment charges	(24,295)	(26,932)	(9.8)%

Operating loss on continuing operations	(24,112)	(20,227)	19.2%

Cost of sales and gross margin

Total cost of sales decreased by US$3,271,000 from US$55,586,000 for the year ended December 31, 2018 to US$52,315,000, for the year ended December 31, 2019, a decrease of 5.9%.  The gross margin of 42.2% in 2019 compares to a gross margin of 42.7% in 2018.  This decrease was mainly due to the impact of lower revenues, particularly in the context of our relatively high fixed cost base and the adverse currency movements mentioned above. This was partly offset by cost savings that were implemented during the year and the changes resulting from the adoption of IFRS 16, Leases.

Other operating income

In 2019, other operating income mainly comprises income from the provision of canteen services recognised under a Transitional Services Agreement with Diagnostica Stago. Other operating income decreased by 10.8% to US$91,000 mainly due to currency movements.

Research and development expenses (“R&D”)

Research and development expenditure recorded in the Statement of Operations decreased from US$5,369,000 in 2018 to US$5,325,000 in 2019. The decrease in 2019 is mainly due to lower salaries expenses resulting from a cost reduction programme. For details of the Company’s various R&D projects see “Research and Products under Development” below.

Selling, General & Administrative expenses (“SG&A”)

Total SG&A expenses decreased by US$1,816,000 from US$29,477,000 for the year ended December 31, 2018 to US$27,661,000 for the year ended December 31, 2019.

The following table outlines the breakdown of SG&A expenses in 2019 compared to 2018.

	Year ended December 31,
	2018 US$’000	2018 US$’000	% Change
SG&A (excl. share-based payments and amortisation)	24,561	25,317	(3.0)%
Share-based payments	732	1,335	(45.2)%
Amortisation	2,368	2,825	(16.2)%

Total	27,661	29,477	(6.2)%

Selling General & Administrative Expenditure (excluding share-based payments and amortisation)

SG&A expenses excluding share-based payments and amortisation decreased from US$25,317,000 for the year ended December 31, 2018 to US$24,561,000 for the year ended December 31, 2019, which represents a decrease of 3.0%. The decrease of US$756,000 is mainly attributable to:

•
full year effect of cost savings implemented in 2018 as part of a cost saving programme.  This resulted in lower costs under a wide range of headings including salaries, I.T. costs and discretionary sales and marketing costs and commission payments,

•	lower pay for employees as a consequence of lower revenues,

•	the foreign currency impact which resulted in Euro-denominated and Brazilian-denominated costs being lower by 5% and 7% respectively,

•
partly offset by a gain on the purchase of a portion of our exchangeable notes recorded in 2018 (US$463,000) and higher legal fees and tax professional fees mainly associated with the tax audit which was concluded in 2019 in one of the jurisdictions in which the Group operates.

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

The Group recorded a total share-based payments charge of US$758,000 (2018: US$1,369,000). The decrease of US$611,000 in the total share-based payments expense is due to a lower number of share options still being in their vesting period in 2019 compared to 2018. The total charge is shown in the following expense headings in the statement of operations: US$26,000 (2018: US$34,000) was charged against cost of sales and US$732,000 (2018: US$1,335,000) was charged against selling, general & administrative expenses.

For further details, refer to Item 18, Note 22 to the consolidated financial statements.

Amortisation

Amortisation decreased from US$2,825,000 for the year ended December 31, 2018 to US$2,368,000 for the year ended December 31, 2019. The decrease of US$457,000 is due to lower amortisation on development projects. The decrease was partly as a consequence of the impairment recorded at December 31, 2018 which resulted in a lower carrying value for development projects.

Selling, general and administrative expenses – tax audit settlement

A tax audit settlement of US$6,442,000 arising in one of the jurisdictions in which the company operates was reached in the year end December 31, 2019.  The tax audit concluded in December 2019. The settlement consisted of US$3,863,000 in relation to a patent dividend scheme, which had operated via Rayville Limited from 1995 to 2010, US$1,231,000 in relation to payments for CEO Services made to Darnick Company (a company controlled by the family of Ronan O’Caoimh), US$75,000 in relation to R&D tax credits. Penalties were US$273,000. Interest charges were US$1,000,000 and this is shown as a financial expense. The total settlement excluding interest of US$1,000,000 was US$5,442,000 and this was partially offset by an existing provision of US$400,000, resulting in an expense of US$5,042,000.

Selling, general and administrative expenses - impairment charges

Impairment charges of US$24,295,000 for the year ended December 31, 2019 are included in selling, general and administrative expenses.  In 2018, impairment charges of US$26,932,000 were included in selling, general and administrative expenses. The Group carries out an annual impairment review of asset valuations. In determining whether a potential asset impairment exists, a range of internal and external factors are considered. A number of factors affected this calculation in 2019 including:

•	the Company’s market capitalisation at the end of the year which was lower when compared to the end of 2018.

•	the inclusion of the latest cash flow projections and net asset values for each cash generating unit; and

•	increased volatility in the Company’s share price and higher market interest rates which resulted in a higher discount factor being applied to the Company’s expected future cash flows.

 For further details, see Item 18, Notes 13, 14 and 18.

4. Loss for the year

The following table sets forth selected statement of operations data for each of the periods indicated.

	Year ended December 31,
	2019 US$‘000	2018 US$‘000	% Change
Operating loss	(24,112)	(20,227)	19.2%
Net financing expense	(5,885)	(2,956)	99.1%

Loss before tax	(29,997)	(23,183)	29.4%
Income tax credit	1,006	525	91.6%

Loss for the year from continuing operations	(28,991)	(22,658)	28.0%

Net Financing income

Net financing expense was US$5,885,000 for the year-end December 31, 2019 compared to US$2,956,000 in 2018. Financial income decreased by US$1,427,000 from US$2,124,000 for the year-end December 31, 2018 to US$697,000 in 2019. There was a decrease of US$1,155,000 in the income arising from the revaluation of embedded derivatives at fair value and a decrease of US$272,000 in bank deposit interest due to the lower cash deposits and lower interest rates.

Financial expenses increased by US$1,502,000 to US$6,582,000 during 2019 mainly due to interest arising on a tax audit settlement of US$1,000,000 and an increase of US$908,000 in lease interest mainly resulting from the adoption of IFRS 16, Leases on January 1, 2019. The new accounting treatment brings operating leases onto the Balance Sheet with a related interest expense. Offsetting this increase was lower cash and non-cash exchangeable notes interest (down by US$406,000) following the buyback of a portion of the exchangeable notes in the third quarter of 2018.

Taxation

The Group recorded a tax credit on continuing operations of US$1,006,000 for the year ended December 31, 2019 compared to a tax credit of US$525,000 for the year ended December 31, 2018.  The 2019 tax credit comprises US$165,000 of current tax credit and US$841,000 of a deferred tax credit. For further details on the Group’s tax charge please refer to Item 18, Note 9 and Note 15 to the consolidated financial statements.

Loss for the year from continuing operations

The loss for the year amounted to US$28,991,000, compared to a loss of US$22,658,000 in 2018, representing an increase of 28.0%.

5. Discontinued operations

The Cardiac Point-of-Care operation was discontinued during the year ended December 31, 2016. Expenses, gains and losses relating to the discontinuation of the Cardiac point-of-care tests operation have been eliminated from profit or loss from the Group’s continuing operations and are shown as a single line item on the face of the Consolidated Statement of Operations. The following table sets forth selected statement of operations data for each of the periods indicated.

	Year ended December 31,
	2019 US$‘000	2018 US$‘000
Profit on discontinued operations	77	568

The profit on discontinued operations is US$77,000 in year ended December 31, 2019, which is mainly due to the unwinding of cardiac point-of-care business Fiomi Diagnostics accumulated foreign currency translation reserve. A profit of US$568,000 was recorded in the year ended December 31, 2018 mainly due to the recovery of taxes paid in Sweden by Fiomi. For further details, see Item 18, Note 10.

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

For further details, refer to Item 18, Note 22 to the consolidated financial statements.

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

 For further details, see Item 18, Notes 13, 14 and 18.

4. Loss for the year

The following table sets forth selected statement of operations data for each of the periods indicated.

	Year ended December 31,
	2018 US$‘000	2017 US$‘000	% Change
Operating loss	(20,227)	(37,668)	(46.2)%
Net financing expense	(2,956)	(2,207)	33.9%

Loss before tax	(23,183)	(39,875)	(41.9)%
Income tax credit	525	1,214	(56.8)%

Loss for the year from continuing operations	(22,658)	(38,661)	(41.4)%

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

Taxation

The Group recorded a tax credit on continuing operations of US$525,000 for the year ended December 31, 2018 compared to a tax credit of US$1,214,000 for the year ended December 31, 2017.  The 2018 tax credit comprises US$119,000 of current tax credit and US$406,000 of a deferred tax credit. For further details on the Group’s tax charge please refer to Item 18, Note 9 and Note 15 to the consolidated financial statements.

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

Liquidity and Capital Resources

Financing

The Group entered into finance lease arrangements with Allied Irish Bank in 2015 and 2018 and with Wells Fargo in 2018. The Group has no other bank borrowings. During 2015, the Group issued US$115,000,000 of exchangeable senior notes which will mature on April 1, 2045, subject to earlier repurchase, redemption or exchange. The notes are senior unsecured obligations and accrue interest at an annual rate of 4%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2015. In August 2018, the Group purchased US$15,100,000 of the exchangeable notes. The nominal amount of the debt after the purchase is US$99,900,000. The exchangeable note was issued in order to fund potential future acquisitions and for general corporate purposes, including continued product development and commercialization and share buyback.

To mitigate the financial impact of the Covid-19 outbreak, the Company has availed of governmental supports.  This included the receipt of US$4.5 million of loans in 2020 under the U.S. government’s Paycheck Protection Program (“PPP”).  Under the provisions of the PPP, these loans will be partially or totally forgiven, based on the extent to which a borrower’s workforce returns to normal levels in the eight-week period immediately following the loans being granted. Upon receipt of these loans, the Company ended the furloughing of all staff in the USA and therefore expects that a large percentage of these loans will be forgiven later in 2020, once the necessary verification has taken place.

Working capital

In the Directors’ opinion, the Group will have access to sufficient funds to support its existing operations for at least the next 12 months by utilising existing cash resources and cash generated from operations. The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments including the Covid-19 pandemic. While acknowledging that there will be a temporary decrease in revenues due to Covid-19, the company has taken measures to reduce expenditure, to obtain government pandemic supports in Ireland and USA and to exploit sales opportunities of products related to coronavirus. (For more information on the impact of Covid-19 – refer to Subsequent Events in Item 18, Note 31).

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

Cash management

As at December 31, 2019, Trinity Biotech’s consolidated cash and cash equivalents and short term investments were US$15,231,000 and US$1,169,000 respectively. This compares to cash and cash equivalents and short-term investments of US$30,277,000 and US$nil respectively at December 31, 2018.

Cash generated from operations for the year ended December 31, 2019 amounted to US$5,875,000 (2018: US$5,978,000), a decrease of US$103,000. The decrease in cash generated from operations of US$103,000 is attributable to a decrease in working capital outflows of US$5,028,000 and a decrease in operating cash flows before changes in working capital of US$5,131,000. The decrease in operating cash flows before changes in working capital of US$5,131,000 is primarily driven by the increase in operating loss before impairment losses during the current financial year. The working capital outflow decrease, when compared to the prior year, is due to an increase in trade and other payables of US$3,570,000 and an increase in cash outflows for inventories of US$4,947,000 offset by the decrease in cash outflows for trade and other receivables of US$6,405,000.

The cash generated from operations was mainly attributable to an operating loss of US$24,112,000 (2018: loss of US$20,227,000), as adjusted for non cash items of US$32,273,000 (2018: US$33,618,000) plus cash outflows due to changes in working capital of US$2,363,000 (2018: cash outflows of US$7,391,000).

Other non-cash charges decreased from US$33,618,000 for the year ended December 31, 2018 to US$32,273,000 for the year ended December 31, 2019. Once off charges in 2019 are mainly attributable to the impairment of intangible assets (US$16,570,000), property, plant and equipment (US$6,349,000) and prepayments (US$1,376,000).

The net cash outflows in 2019 due to changes in working capital of US$2,363,000 are due to the following:

•	An decrease in trade and other receivables of US$445,000 partially due to the decrease, year on year, in the debtors days number;

•	An increase in trade and other payables balance of US$151,000 due to timing of payments; and

•	An increase in inventory of US$2,959,000 due to the strategic management of inventory levels during the course of the year.

Net interest received amounted to US$560,000 (2018: US$874,000). This included interest received of US$464,000 (2018: US$735,000) on the Group’s cash deposits.

Net cash outflows from investing activities for the year ended December 31, 2019 amounted to US$11,853,000 (2018: US$17,391,000) which were principally made up as follows:

•
Payments to acquire intangible assets of US$9,718,000 (2018: US$9,863,000), which principally related to development expenditure capitalised as part of the Group’s on-going product development activities; and

•
Acquisition of property, plant and equipment of US$2,118,000 (2018: US$7,528,000) incurred as part of the Group’s investment programme for its manufacturing and distribution activities, and placement of instruments.

•
Disposal of property, plant and equipment of US$17,000 (2018: US$nil) incurred as part of the Group’s investment programme for its manufacturing and distribution activities, and placement of instruments.

Net cash outflows from financing activities for the year ended December 31, 2019 amounted to US$7,529,000 (2018: outflows of US$16,872,000). This outflow is due to the payment of lease liabilities (US$3,533,000) and an Interest payment on exchangeable notes (US$3,996,000). In 2018 the outflow was primarily due to the purchase of exchangeable notes of $12,042,000 and interest payments related to exchangeable notes of $4,503,000. In 2018 payments of finance lease liabilities in the year were US$374,000, offset by the receipt of US$481,000 from sale and leaseback transactions.

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

Contractual obligations

The following table summarises our minimum contractual obligations and commercial commitments, including interest, as of December 31, 2019:

	Payments due by Period
Contractual Obligations	Total US$’000	less than 1 year US$’000	1-2 Years US$’000	2-5 Years US$’000	more than 5 years US$’000
Exchangeable note*	99,900	—	—	—	99,900
Exchangeable note interest	101,898	3,996	3,996	11,988	81,918
Right of asset leases obligations	19,630	2,156	2,012	4,840	10,622
Sale and leaseback lease obligations	519	247	95	177	—

Total	221,947	6,399	6,103	17,005	192,440

* The exchangeable notes will mature in 2045, however, they can be called early on April 1, 2022 and other subsequent dates.

In the past, Trinity Biotech incurred debt and raised equity to pursue its policy of growth through acquisition. However, since the divestiture of the Coagulation product line in 2010, the Group has eliminated bank debt (with the exception of some equipment leasing) and has adequate cash resources. The Group raised US$110,529,000 (net of fees) during 2015 through the issuance of exchangeable loan notes (see Item 18, Note 25 for further information). The Group intends to grow organically for the foreseeable future and Trinity Biotech believes that it will have sufficient funds to meet its capital commitments and continue existing operations in to the future, in excess of 12 months. If the Group was to make a large and unanticipated cash outlay, the Group would have further funding requirements which could be met through access to equity and debt markets.

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

Leases with Related Parties

The Group has entered into lease arrangements for premises in Ireland with JRJ Investments (“JRJ”), a partnership currently owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech plc, and directly with Mr O’Caoimh. When entering into the lease arrangements, independent valuers have advised Trinity Biotech that the rent fixed with respect to these leases represents a fair market rent. Details of these leases with related parties are set out in Item 4 “Information on the Company”, Item 7 “Major Shareholders and Related Party Transactions” and Item 18, Note 28 to the consolidated financial statements.

Research & Development (“R&D”) carried out by third parties

Certain R&D activities of the Group have been outsourced to third parties. These activities are carried out in the normal course of business with these companies. During 2019, a number of third party consultants and contractors were engaged to assist with development projects, working principally on the Autoimmune Smart Reader project. The total amount paid to these R&D consultants and contractors in 2019 was US$1,285,000 (2018: US$363,000).

Research and Products under Development

Trinity Biotech has research and development groups focusing separately on haemoglobin products, infectious diseases and autoimmune products. During 2019, these groups were located in Ireland and the USA and largely mirror the production capability at each production site. In addition to in-house activities, Trinity Biotech sub-contracts some research and development from time to time to independent researchers based in the USA and Europe.

Principal Development Projects

The following table sets forth for each of Trinity Biotech’s main development projects, the costs incurred during each period presented and the cumulative costs (before amortization and impairment) incurred as at 31 December 2019:

	2019	2018	Total project costs to December 31, 2019 ¹
Product Name	US$’000	US$’000	US$’000
HIV screening rapid test	2,587	1,657	8,474
Premier Instrument for Haemoglobin A1c testing	1,930	2,653	32,027
Autoimmune Smart Reader	1,325	746	2,071
Syphilis point-of-care test	870	454	1,324
Uni-Gold antigen improvement	691	453	2,362
G-6-PDH test	582	850	2,244
Uni-gold test enhancement	376	796	4,718
Tri-stat Point-of-Care instrument	361	727	9,029
¹ Cumulative costs to December 31, 2019 are shown before deduction of amortization and impairment losses.

The costs in the foregoing table mainly comprise the cost of internal resources, such as the payroll costs for the development teams and attributable overheads. The remainder mainly comprises materials, consumables, regulatory trial and third party consultants’ costs.

The following table sets forth the estimated cost to complete each of the main development projects which were underway in 2019 and not yet completed. The total estimated completion costs are anticipated to be incurred evenly up to the completion date of the relevant project.

	Total estimated cost to complete	Estimated date for completion
Product Name	US$’000
Premier Instrument for Haemoglobin A1c testing²	900	2020
HIV screening rapid test	1,250	2020
Autoimmune Smart Reader	1,315	2021

² The cost to complete the Premier Instrument does not include the cost of developing the Premier 9210 v2.0.

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

As part of our continuous improvement a new monitor, key board and frit housing have been customised and validated. These improvements maintain the competiveness of the instruments. Looking forward, the Premier Hb9210 v2.0 is in the initial stages and design with an expected release date of mid-2021 and will feature a new faster and more advanced column.

Premier Resolution Instrument for Haemoglobin Variant Testing

The company has developed the Premier Resolution instrument which is utilised for haemoglobin variant testing and is currently being rolled out in certain international markets outside of the USA.  The company intends submitting it to the FDA for clearance later in 2020. Meanwhile, Premier Resolution continues to be enhanced with unique features such as lot specific gradients, an optimised internally developed column with extended column life, and a rapidly expanding on-board variant library.

Tri-stat 2.0

Tri-stat 2.0 represents a new HbA1c device that offers rapid, precise analysis in a simple and highly cost effective manner. Using boronate affinity technology and a two phase optical system, three samples can be analysed simultaneously. This instrument though often characterised as point-of-care is being targeted at low volume laboratories and governmental outreach programs. The ability to perform three samples simultaneously enables the instrument to address these segments. Taking advantage of the latest technology the instrument features a colour touchscreen, multiple language capability, modern connectivity, increased storage capacity as well as replaceable diodes for state-of-the-art performance.  Whilst the product has been launched in international markets, the company continues to make enhancements to further improve its operational efficiency and accuracy.

Low to Medium throughput Haemoglobin instrument for A1c Testing

The company is developing a low to medium throughput Haemoglobin A1c instrument with a view to targeting the market segment for testing volumes which lie between the Tri-stat 2.0 and Premier Hb9210.  The company is targeting a launch date of 2021.

Point-of-Care Development Group

Trinity Biotech is in the process of developing point-of-care tests for the detection of HIV (TrinScreen) for the HIV screening market in Africa.  The product which was developed at the company’s Carlsbad facility is currently in its clinical trials phase after which the product will be submitted to the World Health Organisation for approval.

Autoimmunity Development Group

IFA Smart Reader Project

The company is developing two devices which will enable cell based Immunofluorescence Assays (IFA) to be read in a more automated manner.  The first device, ScopeSmart will be an automated IFA reader capable of performing image capture, pattern recognition and analysis on IFA slides.  This will then be followed by SlideSmart which will fully automate this entire testing process by integrating the sample preparation.

Covid-19 Tests

In response to the Covid-19 pandemic, the company has commenced the development of tests for the detection of antibodies to Covid-19.

Trend Information

For information on trends in future operating expenses and capital resources, see “Results of Operations” and “Liquidity and Capital Resources” under Item 5.

Item 6     Directors, Senior Management and Employees

Directors

Name	Age	Title
Ronan O’Caoimh	64	Chairman and Chief Executive Officer
Jim Walsh, PhD	61	Executive Director
Kevin Tansley	49	Executive Director, Chief Financial Officer & Company Secretary
Denis R. Burger, PhD	76	Non Executive Director / Lead Director
Clint Severson	71	Non Executive Director
James D. Merselis	66	Non Executive Director

Board of Directors & Executive Officers

The Directors of the Company as of the date of this Annual Report are:

Ronan O’Caoimh, Chairman and Chief Executive Officer, co-founded Trinity Biotech in June 1992 and acted as Chief Financial Officer until March 1994 when he became Chief Executive Officer. He was also elected Chairman in May 1995. In November 2007, it was decided to separate the role of Chief Executive Officer and Chairman and Mr O’Caoimh assumed the role of Executive Chairman. In October 2008, following the resignation of the Chief Executive Officer, Mr O’Caoimh resumed the role of Chief Executive Officer and Chairman. Prior to joining Trinity Biotech, Mr O’Caoimh was Managing Director of Noctech Limited, an Irish diagnostics company. Mr O’Caoimh was Finance Director of Noctech Limited from 1988 until January 1991 when he became Managing Director. Mr O’Caoimh holds a Bachelor of Commerce degree from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland. On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by a management agreement with Darnick Company. This arrangement ceased with effect from December 31, 2018 with Ronan O’Caoimh returning as an employee of the company.

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

Clint Severson, Non-executive director, joined the board of Trinity Biotech in November 2008 as a non-executive director. Mr Severson served as Chairman and CEO of Abaxis Inc. from June, 1996 to August, 2018, a NASDAQ traded diagnostics company based in Union City, California. From February 1989 to May 1996, Mr Severson served as President and Chief Executive Officer of MAST Immunosystems, Inc., a privately-held medical diagnostic company and to date he has accumulated over 40 years experience in the medical diagnostics industry. Mr Severson is also on the board of Cutera.

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

Total directors and non-executive directors’ remuneration, excluding pension, for the year ended December 31, 2019 amounted to US$1,238,000. The pension charge for the year amounted to US$42,000. See Item 18, Note 4 to the consolidated financial statements. The split of directors’ remuneration set out by director is detailed in the table below:

Executive Director	Salary/ Benefits US$’000	Performance related bonus US$’000	Defined contribution pension US$’000	Total 2019 US$’000	Total 2018 US$’000
Ronan O’Caoimh[1]	425	—	—	425	585
Jim Walsh	—	—	—	—	9
Kevin Tansley	375	213	42	630	523
	800	213	42	1,055	1,117

Non-executive Director	Fees US$’000	Total 2019 US$’000	Total 2018 US$’000
Denis R. Burger	75	75	—
Peter Coyne[2]	—	—	38
James Merselis	75	75	75
Clint Severson	75	75	75
	225	225	188

As at December 31, 2019 there was no accrual by the Company to provide pension, retirement or similar benefits for the directors (2018: NIL).

The total share-based compensation expense recognised in the consolidated statement of operations in 2019 in respect of options granted to both executive and non-executive directors amounted to US$624,000. See Item 18, Note 11 to the consolidated financial statements.

There were no ‘A’ share options granted to the directors during 2019.

In addition, see Item 7 – Major Shareholders and Related Party Transactions for further information on the compensation of Directors and Officers.

[1]	Represents payments to Ronan O’Caoimh for director fees and to Darnick Company in respect of CEO services.
[2]	Peter Coyne resigned as Non-executive Director on June 5, 2018.

Directors’ Service Contracts

The Company has entered into service contracts with its Executive Directors and Officers. These contracts contain certain termination provisions which are summarised below.

On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by an agreement with Darnick Company, a company wholly-owned by members of Mr O’Caoimh’s immediate family. Pursuant to the agreement, Darnick Company will provide the Company with the services of Mr O’Caoimh as Chief Executive Officer. The agreement contains certain non-competition and confidentiality provisions. The term of the agreement will continue until such time as it is terminated by either party, subject to the Company providing one year’s notice. Where termination occurs within 12 months of a change of control of the Company, two year’s notice will apply. Darnick Company may terminate the agreement on six months’ notice. Mr O’Caoimh remains as Chairman of the Board of Directors. This arrangement ceased with effect from December 31, 2018 with Ronan O’Caoimh returning as an employee of the company.

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

The Board of Directors has established Audit, Remuneration and Compensation Committees. The Remuneration Committee consists of Dr. Denis Burger (committee chairman and lead director), Mr Clint Severson and Mr James Merselis. This Committee is responsible for approving executive directors’ remuneration including bonuses and share option grants. The Audit Committee reviews the Group’s annual and interim financial statements and reviews reports on the effectiveness of the Group’s internal controls. It also appoints the external auditors, reviews the scope and results of the external audit and monitors the relationship with the auditors. The Audit Committee comprises two of the three non-executive directors of the Group, Mr James Merselis (Committee Chairman) and Mr Clint Severson. The Compensation Committee currently comprises Mr Ronan O’Caoimh (Committee Chairman), Dr Jim Walsh and Mr Kevin Tansley. The Board of Directors administers the Employee Share Option Plan. The Board determines the exercise price and the term of the options. Individual option grants of less than 30,000 ‘A’ ordinary shares (7,500 ADRs) are approved by the Compensation Committee and subsequently ratified by the Board. Options granted to the members of the Compensation Committee are approved by the Remuneration Committee and share options granted to non-executive directors are decided by the other members of the board.

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

Employees

During 2019, Trinity Biotech had an average of 579 employees (2018: 575) consisting of 57 research scientists and technicians, 363 manufacturing and quality assurance employees, and 159 finance, administration, sales and marketing staff (2018: 59 research scientists and technicians, 353 manufacturing and quality assurance employees, and 163 finance, administration, sales and marketing staff). Trinity Biotech’s future hiring levels will depend on the growth of revenues.

The geographic spread of the Group’s average employees is as follows: 334 in our U.S. operations, 215 in Bray, Ireland, 2 in the UK and 28 in Sao Paulo, Brazil.

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

Under certain circumstances involving a change in control of Trinity Biotech, the Board may accelerate the exercisability and termination of options.

As of February 28, 2020, 10,414,000 (2,603,500 ADS equivalent) of the options outstanding were held by the directors of Trinity Biotech as follows:

Director/Company Secretary	Number of Options ‘A’ Shares	Number of Options ADS Equivalent	Exercise Price (Per ‘A’ Share)	Exercise Price (Per ADS)	Expiration Date of Option

Ronan O’Caoimh*	266,667	66,667	2.43	9.73	24/02/2023
	266,667	66,667	2.43	9.73	24/02/2023
	266,666	66,667	2.43	9.73	24/02/2023
	1,000,000	250,000	1.34	5.35	07/09/2024
	1,000,000	250,000	1.34	5.35	07/09/2024
	244,000	61,000	1.34	5.35	07/09/2024
	2,030,000	507,500	0.69	2.74	14/06/2026
	2,030,000	507,500	0.69	2.74	14/06/2026
Denis Burger	20,000	5,000	2.43	9.73	24/02/2023
	20,000	5,000	2.43	9.73	24/02/2023
	20,000	5,000	2.43	9.73	24/02/2023
	321,000	80,250	1.34	5.35	07/09/2024
	95,000	23,750	1.34	5.35	07/09/2024
	20,000	5,000	1.34	5.35	07/09/2024
Jim Walsh	53,333	13,333	2.43	9.73	24/02/2023
	53,333	13,333	2.43	9.73	24/02/2023
	53,334	13,334	2.43	9.73	24/02/2023
	360,000	90,000	1.34	5.35	07/09/2024
	360,000	90,000	1.34	5.35	07/09/2024
	30,000	7,500	1.34	5.35	07/09/2024
Kevin Tansley	166,667	41,667	2.43	9.73	24/02/2023
	166,667	41,667	2.43	9.73	24/02/2023
	166,666	41,667	2.43	9.73	24/02/2023
	340,000	85,000	1.34	5.35	07/09/2024
	340,000	85,000	1.34	5.35	07/09/2024
	184,000	46,000	1.34	5.35	07/09/2024
Jim Merselis	20,000	5,000	2.43	9.73	24/02/2023
	20,000	5,000	2.43	9.73	24/02/2023
	20,000	5,000	2.43	9.73	24/02/2023
	95,000	23,750	1.34	5.35	07/09/2024
	95,000	23,750	1.34	5.35	07/09/2024
	20,000	5,000	1.34	5.35	07/09/2024
Clint Severson	20,000	5,000	2.43	9.73	24/02/2023
	20,000	5,000	2.43	9.73	24/02/2023
	20,000	5,000	2.43	9.73	24/02/2023
	95,000	23,750	1.34	5.35	07/09/2024
	95,000	23,750	1.34	5.35	07/09/2024
	20,000	5,000	1.34	5.35	07/09/2024

*Includes options issued to Darnick Company which in the past provided Trinity Biotech with the services of Mr. O’Caoimh as Chief Executive Officer.

As of February 28, 2020 the following total options were outstanding:

	Number of ‘A’ Ordinary Shares Subject to Option	Range of Exercise Price per Ordinary Share	Range of Exercise Price per ADS
Total options outstanding	12,303,990	US$0.46-US$4.36	US$1.83-US$17.45

As of February 28, 2020 there were no warrants to purchase ‘A’ Ordinary Shares in the Company outstanding.

Item 7     Major Shareholders and Related Party Transactions

As of February 28, 2020 Trinity Biotech has outstanding 96,162,410 ‘A’ Ordinary shares. Such totals exclude 12,303,990 shares issuable upon the exercise of outstanding options and warrants.

The following table sets forth, as of February 28, 2020, the Trinity Biotech ‘A’ Ordinary Shares beneficially held by (i) each person believed by Trinity Biotech to beneficially hold 5% or more of such shares, (ii) each director and the Company Secretary of Trinity Biotech, and (iii) all directors and the Company Secretary as a group.

Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated. The Group is not controlled by another corporation or government.

	Number of ‘A’ Ordinary Shares Beneficially Owned		Number of ADSs Beneficially Owned	Percentage ‘A’ Ordinary Shares (8)	Percentage Total Voting Power
Stonehill Capital Management, LLC	12,010,288		3,002,572	11.1%	11.1%
Paradice Investment Management, LLC	6,172,460		1,543,115	5.7%	5.7%
Hunter Associates, Inc.	5,918,000		1,479,500	5.5%	5.5%
Ronan O’Caoimh	14,161,496	(1)	3,540,374	13.1%	13.1%
Jim Walsh	2,303,611	(2)	575,903	2.1%	2.1%
Denis Burger	496,000	(3)	124,000	0.5%	0.5%
Clint Severson	558,000	(4)	139,500	0.5%	0.5%
James Merselis	458,600	(5)	114,650	0.4%	0.4%
Kevin Tansley	1,514,000	(6)	378,500	1.4%	1.4%
Directors & Co. Secretary as a group (6 persons)	19,491,707	(1)(2)(3)(4)(5)(6)(7)	4,872,927	18.0%	18.0%

(1)	Includes 7,104,000 ‘A’ Ordinary shares issuable upon exercise of options issued to Darnick Company.
(2)
Includes 910,000 ‘A’ Ordinary shares issuable upon exercise of options. Note that 1,200,000 ‘A’ Ordinary shares (300,000 ADSs) of Dr Walsh’s shares are held in trust for the benefit of Dr Walsh’s immediate family.

(3)	Includes 496,000 ‘A’ Ordinary shares issuable upon exercise of options.
(4)	Includes 250,000 ‘A’ Ordinary shares issuable upon exercise of options.
(5)	Includes 250,000 ‘A’ Ordinary shares issuable upon exercise of options.
(6)	Includes 1,364,000 ‘A’ Ordinary shares issuable upon exercise of options.
(7)	Percentage ‘A’ Ordinary shares is based upon total outstanding ‘A’ Ordinary shares and total number of shares issuable upon exercise of options.

Related Party Transactions

The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech, and directly with Mr O’Caoimh, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland.

The Group has entered into an agreement for a 25-year lease with JRJ for offices that adjacent to its then premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$427,000) is payable from January 1, 2004. Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.

The Group has also entered into lease agreements with Ronan O’Caoimh for a 43,860 square foot manufacturing facility in Bray, Ireland and an adjacent warehouse of 16,000 square feet. The annual rent for the manufacturing facility is €787,000 (US$883,000) and the annual rent for the warehouse is €144,000 (US$162,000). These two leases expire in 2028 and 2026 respectively. At the time, independent valuers advised the Group that the rent in respect of each of the leases represents a fair market rent. Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe at the time that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises.

Darnick Company is wholly-owned by members of Mr. O’Caoimh’s immediate family. On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by a management agreement with Darnick Company. Pursuant to the agreement, Darnick Company provides Trinity Biotech with the services of Mr O’Caoimh as Chief Executive Officer. In 2019, the Group paid US$425,000 to Darnick Company in respect of compensation for provision of CEO services.

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

The last dividend paid by Trinity Research Limited to Rayville Limited was in June 2009 for US$2,830,000.  At the time, this amount was immediately lent back by Rayville Limited to Trinity Research Limited.  Since then US$1,788,000 of these loans have been repaid and recognised as a compensation expense by the Group. As of December 31, 2017 and December 31, 2018, the remaining amount of the loan was US$1,042,000. As this remaining amount of the original dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2017 and 2018 consolidated financial statements. During 2019, Trinity Research Limited repaid loans to Rayville Limited of US$159,000 in order to meet its obligations under a tax settlement arising from a tax audit.

The amount of payments to Rayville included in compensation expense was US$Nil for 2019, 2018, 2017 and 2016. There were no dividends payable to Rayville Limited as at December 31, 2019, 2018, 2017 or 2016.

Arising out of a tax audit in one of the jurisdictions in which the company operates, the Company reached a tax settlement of US$6,442,000 in the year end December 31, 2019.  The tax audit concluded in late December 2019 and the payment of the settlement amount was made prior to the financial year end. The settlement consisted of US$3,863,000 in relation to a patent dividend scheme, which had operated via Rayville Limited from 1995 to 2010, US$1,231,000 in relation to payments for CEO Services made to Darnick Company (a company controlled by the family of Ronan O’Caoimh) and US$75,000 in relation to R&D tax credits. Interest was US$1,000,000 and penalties were US$273,000.  The total settlement of US$6,442,000 was partially offset by a provision of US$400,000, resulting in an expense of US$6,042,000. Darnick Company agreed to contribute US$1,231,000 to the above settlement and this amount was outstanding at December 31, 2019 and treated as a contingent asset at year end.

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

The Group’s ‘A’ Ordinary Shares were also listed and traded on the Irish Stock Exchange until November 2007, whereby the Company de-listed from the Irish Stock Exchange. The Group’s depository bank for ADSs is The Bank of New York Mellon. On February 28, 2020, the reported closing sale price of the ADSs was US$1.43 per ADS. The following tables set forth the range of quoted high and low sale prices of Trinity Biotech’s ADSs for (a) the years ended December 31, 2015, 2016, 2017, 2018 and 2019; (b) the quarters ended March 31, June 30, September 30 and December 31, 2018; March 31, June 30, September 30 and December 31, 2019; and (c) the months of March, April, May, June, July, August, September, October, November and December 2019 and January and February 2020 as reported on NASDAQ. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

ADSs

Year Ended December 31	High	Low
	US$	US$
2015	20.24	10.74
2016	13.68	5.76
2017	7.04	4.50
2018	6.06	2.14
2019	3.22	0.69

ADSs

2019	High	Low
	US$	US$
Quarter ended March 31	3.22	2.31
Quarter ended June 30	3.02	1.57
Quarter ended September 30	2.59	1.21
Quarter ended December 31	1.20	0.69

ADSs

Month Ended	High	Low
March 31, 2019	3.22	2.40
April 30, 2019	3.02	2.68
May 31, 2019	2.83	2.15
June 30, 2019	2.16	1.57
July 31, 2019	2.59	1.63
August 31, 2019	2.22	1.30
September 30, 2019	1.42	1.21
October 31, 2019	1.20	0.69
November 30, 2019	1.03	0.80
December 31, 2019	1.09	0.92
January 31, 2020	1.47	1.03
February 28, 2020	1.43	0.95
March 31, 2020	1.40	0.62
April 30, 2020	1.59	0.88
May 31, 2020	1.77	1.26

The number of record holders of Trinity Biotech’s ADSs as at February 28, 2020 amounts to 439, inclusive of those brokerage firms and/or clearing houses holding Trinity Biotech’s securities for their clients (with each such brokerage house and/or clearing house being considered as one holder).

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

In 2011, the Board decided that it was an appropriate time to commence a dividend policy for the first time in the Company’s history but the payment of dividends has subsequently been suspended (see section below on Dividend Policy).  Up to 31 December 2019, the payment of a dividend was generally subject to dividend withholding tax (“DWT”) at the standard rate of income tax in force at the time the dividend is paid (the applicable rate was 20% in 2019). However, the rate of DWT has increased to 25% in respect of dividends paid on or after 1 January 2020.  Irish Revenue also plan to introduce a new “real time” collection system for DWT based on an individual’s marginal income tax rate, however the introduction of this proposed system has been postponed at present. Under current legislation, where DWT applies, Trinity Biotech will be responsible for withholding it at source.

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

Irish stamp duty, which is a tax imposed on certain documents, is payable on all transfers of ordinary shares of an Irish registered company (other than transfers made between spouses, transfers made between 90% associated companies, or certain other exempt transfers) regardless of where the document of transfer is executed. Irish stamp duty is also payable on electronic transfers of ordinary shares. A transfer of ordinary shares made as part of a sale or gift will generally be stampable at the ad valorem rate of 1% of the value of the consideration received for the transfer, or, if higher, the market value of the shares transferred. With effect from 6 December 2017, stamp duty at a rate of 6% applied in certain circumstances to the sale or transfer of shares which derive their value, or the greater part of their value, from non-residential property in Ireland (this rate was increased to 7.5% in respect of instruments executed on or after 9 October 2019).  Any instrument executed on or after 24 December 2008 which transfers stock or marketable securities on sale where the amount or value of the consideration is €1,000 or less may be exempt from stamp duty. Where the consideration for a sale is expressed in a currency other than Euro, the duty will be charged on the Euro equivalent calculated at the rate of exchange prevailing at the date of the transfer.

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

Trinity Biotech estimates that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Group is exposed, without making any allowance for the potential impact of such a rise on exchange rates, would be a decrease in the loss before tax for 2019 by approximately 0.3%.

Exchange rate sensitivity

At year-end 2019, the total net liability denominated in currencies other than the US Dollar, principally the Euro, Brazilian Real, Canadian Dollar, Swedish Krona and Great British Pound was US$7,282,000. In previous years, this amount has typically been a net asset, but the adoption of IFRS 16, Leases, has resulted in significant Euro-denominated liabilities being included on the Balance Sheet for the first time.

A strengthening or weakening of the US Dollar by 10% against all the other currencies in which the Group operates, would have the approximate effect of increasing or reducing the Group’s 2019 year-end net worth by US$728,000.

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

At December 31, 2019 Group borrowings were at fixed rates of interest and consisted of US Dollar denominated exchangeable notes and Euro and US Dollar denominated finance leases. At December 31, 2019 year-end borrowings totalled US$102,174,000 (2018: US$82,344,000) (2017: US$93,841,000) at interest rates of 4.00% to 5.51% (2018: 4.00% to 5.51%) (2017: 4.00% to 5.51%). The nominal amount of the Loan Note borrowings is US$99,900,000. The first date on which holders of the Loan Note can exercise their put option is April 1, 2022. If the put option is exercised, the issuer has to repurchase the notes at par. At December 31, 2014 the Group had no borrowings. See Item 18, Note 29.

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$78,000 (2018: US$234,000) and would not affect the interest expense in 2019 or 2018; resulting in an increase in interest income of US$78,000 (2018: US$234,000).

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro and Brazilian Real denominated expenses as a result of the movement in the exchange rate between the US Dollar and those currencies. Arising from this, where considered necessary, the Group periodically pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered Euro and Real expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro or Real forecasted transactions. These forward contracts normally have maturities of less than one year after the balance sheet date. There were no forward contracts in place as at 31 December, 2019.

The Group had foreign currency denominated cash balances equivalent to US$4,045,000 at December 31, 2019 (2018: US$3,052,000).

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

Evaluation of Disclosure Controls and Procedures

The Group’s disclosure and control procedures are designed so that information required to be disclosed in reports filed or submitted under the Securities Exchange Act 1934 is prepared and reported on a timely basis and communicated to management, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934 as of the end of the period covered by this Form 20-F. The Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were effective as of December 31, 2019.

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

Management has assessed the effectiveness of internal control over financial reporting based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2019.

Since Trinity Biotech is a non-accelerated filer, our auditor, Grant Thornton, an independent registered public accounting firm, is not required to issue an attestation report on the Group’s internal control over financial reporting as of December 31, 2019.

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

	Year ended December 31, 2019		Year ended December 31, 2018
	US$’000	US$’000	US$’000%
Audit	508	67%	562	97%
Audit-related	-	-%	-	-%
Tax	248	33%	17	3%

Total	756		579

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

16 E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 3, 2011 the Company announced its intention to commence a Share Buyback Program for the first time in the Company’s history. Under the authority given by the passing of Resolution 4 at the 2018 AGM, the maximum number of shares that may yet be purchased by Trinity Biotech or on the Group’s behalf at December 31, 2019 was 20,901,703 (5,225,426 ADSs) (2018: 20,901,703 (5,225,426 ADSs)).

Share Buyback

Trinity Biotech did not purchase any of its own shares during 2019. During 2018, 107,740 shares ‘A’ Ordinary Shares (26,935 ADSs) were purchased by Trinity Biotech or on the Group’s behalf (2017: 5,374,692).

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

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial position of Trinity Biotech plc and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Dublin, Ireland

June 15, 2020

CONSOLIDATED STATEMENT OF OPERATIONS

		Year ended December 31
	Notes	2019 Total US$‘000	2018 Total US$‘000	2017 Total US$‘000
Revenues	2	90,435	97,035	99,140
Cost of sales		(52,315)	(55,586)	(57,250)

Gross profit		38,120	41,449	41,890
Other operating income	5	91	102	100
Research and development expenses		(5,325)	(5,369)	(5,657)
Selling, general and administrative expenses		(27,661)	(29,477)	(32,246)
Selling, general and administrative expenses – tax audit settlement	6	(5,042)	-	-
Impairment charges	7	(24,295)	(26,932)	(41,755)

Operating loss		(24,112)	(20,227)	(37,668)
Financial income	2,8	697	2,124	3,198
Financial expenses	2, 8	(6,582)	(5,080)	(5,405)

Net financing expense		(5,885)	(2,956)	(2,207)

Loss before tax	11	(29,997)	(23,183)	(39,875)
Total income tax credit	2, 9	1,006	525	1,214

Loss for the year on continuing operations	2	(28,991)	(22,658)	(38,661)

Profit/(Loss) for the year on discontinued operations	10	77	568	(1,609)

Loss for the year (all attributable to owners of the parent)	2	(28,914)	(22,090)	(40,270)

Basic loss per ADS (US Dollars) – continuing operations	12	(1.39)	(1.08)	(1.79)
Diluted loss per ADS (US Dollars) – continuing operations	12	(1.39)	(1.08)	(1.79)

Basic loss per ‘A’ ordinary share (US Dollars) –continuing operations	12	(0.35)	(0.27)	(0.45)
Diluted loss per ‘A’ ordinary share (US Dollars) – continuing operations	12	(0.35)	(0.27)	(0.45)

Basic loss per ADS (US Dollars) – group	12	(1.38)	(1.06)	(1.86)
Diluted loss per ADS (US Dollars) – group	12	(1.38)	(1.06)	(1.86)

Basic loss per ‘A’ ordinary share (US Dollars) – group	12	(0.35)	(0.26)	(0.47)
Diluted loss per ‘A’ ordinary share (US Dollars) –group	12	(0.35)	(0.26)	(0.47)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31
	Notes	2019 US$‘000	2018 US$‘000	2017 US$‘000
Loss for the year	2	(28,914)	(22,090)	(40,270)
Other comprehensive (loss)/income
Items that will be reclassified subsequently to profit or loss
Foreign exchange translation differences		(167)	(520)	3,086

Other comprehensive (loss)/income		(167)	(520)	3,086

Total Comprehensive Loss (all attributable to owners of the parent)		(29,081)	(22,610)	(37,184)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31
	Notes	2019 US$‘000	2018 US$‘000
ASSETS
Non-current assets
Property, plant and equipment	13	9,290	5,362
Goodwill and intangible assets	14	43,654	52,951
Deferred tax assets	15	6,252	6,127
Other assets	16	485	558

Total non-current assets		59,681	64,998

Current assets
Inventories	17	32,021	30,359
Trade and other receivables	18	20,987	24,441
Income tax receivable		1,982	1,584
Cash and cash equivalents	19	15,231	30,277
Short term investments	20	1,169	-

Total current assets		71,390	86,661

TOTAL ASSETS	2	131,071	151,659

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	21	1,213	1,213
Share premium	21	16,187	16,187
Treasury shares	21	(24,922)	(24,922)
Accumulated surplus	21	16,145	55,319
Translation reserve	21	(3,933)	(3,766)
Other reserves	21	23	23

Total equity		4,713	44,054

Current liabilities
Income tax payable		48	210
Trade and other payables	23	16,947	16,908
Provisions	24	50	50
Lease liabilities	26	2,404	436

Total current liabilities		19,449	17,604

Non-current liabilities
Exchangeable notes	25	82,021	81,382
Derivative financial instruments	25	4	238
Lease liabilities	26	17,745	526
Deferred tax liabilities	15	7,139	7,855

Total non-current liabilities		106,909	90,001

TOTAL LIABILITIES	2	126,358	107,605

TOTAL EQUITY AND LIABILITIES		131,071	151,659

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

					Other reserves
	Share capital ‘A’ ordinary shares US$’000	Share premium US$’000	Treasury Shares US$’000	Translation reserve US$’000	Warrant reserve US$’000	Hedging reserves US$’000	Accumulated surplus US$’000	Total US$’000
Balance at January 1, 2017	1,213	16,187	(17,327)	(6,332)	4,529	23	110,434	108,727
Loss for the period	-	-	-	-	-	-	(40,270)	(40,270)
Other comprehensive income	-	-	-	3,086	-	-	-	3,086

Total comprehensive income/(loss)	-	-	-	3,086	-	-	(40,270)	(37,184)
Transfer of warrant reserve (Note 22)	-	-	-	-	(4,529)	-	4,529	-
Share-based payments (Note 22)	-	-	-	-	-	-	1,109	1,109
Shares purchased (Note 21)	-	-	(7,456)	-	-	-	-	(7,456)

Balance at December 31, 2017	1,213	16,187	(24,783)	(3,246)	-	23	75,802	65,196

Balance at January 1, 2018	1,213	16,187	(24,783)	(3,246)	-	23	75,802	65,196
Loss for the period	-	-	-	-	-	-	(22,090)	(22,090)
Other comprehensive income	-	-	-	(520)	-	-	-	(520)

Total comprehensive loss	-	-	-	(520)	-	-	(22,090)	(22,610)
Share-based payments (Note 22)	-	-	-	-	-	-	1,607	1,607
Shares purchased (Note 21)	-	-	(139)	-	-	-	-	(139)

Balance at December 31, 2018	1,213	16,187	(24,922)	(3,766)	-	23	55,319	44,054

Balance at January 1, 2019	1,213	16,187	(24,922)	(3,766)	-	23	55,319	44,054
Loss for the period	-	-	-	-	-	-	(28,914)	(28,914)
Other comprehensive income	-	-	-	(167)	-	-	-	(167)

Total comprehensive loss	-	-	-	(167)	-	-	(28,914)	(29,081)

Share-based payments (Note 22)	-	-	-	-	-	-	839	839
Adjustment on transition to IFRS 16 (Note 13)	-	-	-	-	-	-	(11,099)	(11,099)

Balance at December 31, 2019	1,213	16,187	(24,922)	(3,933)	-	23	16,145	4,713

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	Notes	2019 US$‘000	2018 US$‘000	2017 US$‘000
Cash flows from operating activities
Loss for the year		(28,914)	(22,090)	(40,270)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation	11	2,526	1,296	1,896
Amortisation	11,14	2,368	2,825	3,303
Income tax (credit) / expense		(1,006)	(1,115)	(374)
Financial income	8	(697)	(2,124)	(3,198)
Financial expense	8	6,582	5,080	5,405
Share-based payments	22	758	1,369	928
Foreign exchange (gains)/losses on operating cash flows		(93)	311	307
Loss on disposal or retirement of property, plant and equipment	11	17	15	3
Movement in inventory provision	17	1,567	300	2,275
Impairment of prepayments	7, 18	1,376	1,608	1,651
Impairment of property, plant and equipment	7, 13	6,349	6,112	10,437
Impairment of intangible assets	7, 14	16,570	19,212	29,667
Provision for closure costs	10	-	-	(1,794)
Other non-cash items		835	570	(728)

Operating cash flows before changes in working capital		8,238	13,369	9,508
(Increase) / decrease in trade and other receivables		445	(5,960)	306
Decrease / (increase) in inventories		(2,959)	1,988	(2,461)
(Decrease) / increase in trade and other payables		151	(3,419)	2,017

Cash generated from operations		5,875	5,978	9,370
Interest paid		(1,000)	(39)	(53)
Interest received		560	874	776
Income taxes received / (paid)		(18)	416	(843)

Net cash generated by operating activities		5,417	7,229	9,250

Cash flows from investing activities
Payments to acquire intangible assets		(9,718)	(9,863)	(10,229)
Acquisition of property, plant and equipment		(2,118)	(7,528)	(4,839)
Disposal of property, plant and equipment		(17)
Licence fees	23	-	-	(1,112)

Net cash used in investing activities		(11,853)	(17,391)	(16,180)

Cash flows from financing activities
Share buyback		-	(434)	(7,799)
Interest payment on exchangeable notes	30	(3,996)	(4,503)	(4,600)
Purchase of exchangeable notes	30	-	(12,042)	-
Proceeds from sale & leaseback transactions		-	481	51
Payment of lease liabilities	30	(3,533)	(374)	(295)

Net cash used in financing activities		(7,529)	(16,872)	(12,643)

Decrease in cash and cash equivalents and short term investments		(13,965)	(27,034)	(19,573)
Effects of exchange rate movements on cash held		88	(296)	71
Cash and cash equivalents and short-term investments at beginning of year		30,277	57,607	77,109

Cash and cash equivalents and short term investments at end of year	19,20	16,400	30,277	57,607

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc (“the Company”) and its subsidiaries (“the Group”) are set out below.

i)	General information

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

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). The IFRS applied are those effective for accounting periods beginning January 1, 2019. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, in relation to the 2019 consolidated financial statements there are no differences regarding the effective date of new IFRS relevant to Trinity Biotech as issued by the IASB and as adopted by the EU. In relation to prior periods presented, none of the differences are relevant in the context of Trinity Biotech and the consolidated financial statements comply with IFRS both as issued by the IASB and as adopted by the EU.

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

The directors have considered the Group’s current financial position and cashflow projections, taking into account all known events and developments including the Covid-19 pandemic. While acknowledging that there will be a temporary decrease in revenues due to Covid-19, the company has taken measures to reduce expenditure, to obtain government pandemic supports in Ireland and USA and to exploit sales opportunities of products related to coronavirus. (For more information on the impact of Covid-19 – refer to Subsequent Events in Note 31). The directors believe that the Group will be able to continue in operational existence for at least the next 12 months from the date of approval of these consolidated financial statements and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. The accounting policies have been applied consistently by all Group entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

iv)	Basis of consolidation

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

Leased assets  - as lessee

The Group has applied IFRS 16, Leases, using the modified retrospective approach and therefore comparative information has not been restated.

Accounting policy applicable from 1 January 2019

For any new contracts entered into on or after 1 January 2019, the Group considers whether a contract is, or contains a lease. A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’. To apply this definition the Group assesses whether the contract meets three key evaluations which are whether:

•	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group

•
the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract

•
the Group has the right to direct the use of the identified asset throughout the period of use. The Group assess whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

At lease commencement date, the Group recognises a right-of-use asset and a lease liability on the balance sheet. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised. Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments.When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognising a right-of-use asset and lease liability, the payments in relation to these are recognised as an expense in profit or loss on a straight-line basis over the lease term. On the statement of financial position, right-of-use assets have been included in property, plant and equipment and lease liabilities have been included in separate lines within the current liabilities and non-current liabilities sections.

Leased assets - as lessor

The Group’s accounting policy under IFRS 16 has not changed from the comparative period. As a lessor, the Group classifies its leases as either operating or finance leases. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying asset, and classified as an operating lease if it does not.

Accounting policy applicable before 1 January 2019

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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
DECEMBER 31, 2019

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
DECEMBER 31, 2019

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

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash generating unit level. The goodwill and indefinite-lived assets were reviewed for impairment at December 31, 2018 and December 31, 2019. See Note 14.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ix)	Inventories

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

Cash and cash equivalents comprise cash balances and short-term deposits which are readily available at year-end. Deposits with maturities less than six months as at the year-end date are recognised as cash and cash equivalents and are carried at fair value when there is no expected loss in value on early termination. The Group has no short-term bank overdraft facilities. Where restrictions are imposed by third parties, such as lending institutions, on cash balances held by the Group these are treated as financial assets in the financial statements.

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
DECEMBER 31, 2019

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The Group’s obligation to provide a refund for faulty products under the standard warranty terms is recognised as a provision, see Note 24 for details.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Where Euro, Brazilian Real, Canadian Dollar or Swedish Kroner amounts have been referenced in this document, their corresponding US Dollar equivalent has also been included and these equivalents have been calculated with reference to the foreign exchange rates prevailing at December 31, 2019.

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
DECEMBER 31, 2019

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
DECEMBER 31, 2019

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

The IASB and IFRIC have issued additional standards and interpretations which are effective for periods starting after January 1, 2019, all of which have not yet been adopted by the EU. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB. However, the Group’s consolidated financial statements for the financial years presented would be no different had IFRS as issued by the IASB been applied. The following standards and interpretations have yet to be adopted by the Group:

International Financial Reporting Standards (IFRS/IAS)		Effective date
IFRS 3	Business Combinations	January 1, 2020 (issued by the IASB with effectivity date of January 1, 2020)
IFRS 8	Operating Segments	January 1, 2020 (issued by the IASB with effectivity date of January 1, 2020)
IFRS 9	Financial Instruments	January 1, 2020 (issued by the IASB with effectivity date of January 1, 2020)
IAS 39	Financial Instruments	January 1, 2020 (issued by the IASB with effectivity date of January 1, 2020)

The IASB also issued 'Amendments to References to the Conceptual Framework in IFRS Standards'. The amendments in the table above are effective for annual periods beginning on or after 1 January 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

1.          BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The IASB issued amendments to IFRS 3 in October 2018 regarding the definition of a business. The amendments clarify that the process required to meet the definition of a business must be substantive; and, that the inputs and process must together significantly contribute to creating outputs. The definition of outputs has been narrowed to focus on goods and services provided to customers and other income from ordinary activities. In addition, the amendments indicate that an acquisition of primarily a single asset or group of similar assets is unlikely to meet the definition of a business. The amendments will be applied prospectively for business combinations and asset acquisitions occurring on or after January 1, 2020. The Group is finalising its review of the impact of this amendment, but does not expect the clarification to have a material impact on the value of acquisitions or additions to property, plant and equipment.

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (IBOR) reform on financial reporting. The changes relate to hedge accounting and Group does not expect the amendment to have a material impact.

In 2019, the Group has adopted the new accounting pronouncements which have become effective this year, and are as follows:

IFRS 16 ‘Leases’ IFRS 16 ‘Leases’ replaces IAS 17 ‘Leases’ along with three Interpretations (IFRIC 4 ‘Determining whether an Arrangement contains a Lease’, SIC 15 ‘Operating Leases-Incentives’ and SIC 27 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’).

The adoption of this new Standard has resulted in the Group recognising a right-of-use asset and related lease liability in connection with each former operating lease except for those identified as low-value or having a remaining lease term of less than 12 months from the date of initial application.

The new Standard has been applied using the modified retrospective approach, with the cumulative effect of adopting IFRS 16 being recognised in equity as an adjustment to the opening balance of retained earnings for the current period. Prior periods have not been restated. Right-of-use assets have been assessed for impairment on transition by applying IAS 36, Impairment as at January 1, 2019. This resulted in an adjustment on transition to IFRS 16 of US$11,099,000, which reduces the value of the assets recorded in property, plant and equipment, with a corresponding movement in Accumulated Surplus. See Note 13.

The Group has elected not to include initial direct costs in the measurement of the right-of-use asset for operating leases in existence at the date of initial application of IFRS 16, being 1 January 2019. At this date, the Group has also elected to measure the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of transition.

On transition, for leases previously accounted for as operating leases with a remaining lease term of less than 12 months and for leases of low-value assets the Group has applied the optional exemptions to not recognise right-of-use assets but to account for the lease expense on a straight line basis over the remaining lease term.

For those leases previously classified as finance leases, the right-of-use asset and lease liability are measured at the date of initial application at the same amounts as under IAS 17 immediately before the date of initial application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following is a reconciliation of the financial statement line items from IAS 17 to IFRS 16 at January 1, 2019:

	Carrying amount at December 31, 2018	Re-measurement	Impairment	IFRS 16 carrying amount at January 1, 2019
	US$000	US$000	US$000	US$000
Property, plant & equipment	5,362	21,185	(11,099)	15,448
Lease liabilities	(962)	(21,185)	-	(22,147)
Retaining earnings	(55,319)	-	11,099	(44,220)

Total	(50,919)	-	-	(50,919)

2.	SEGMENT INFORMATION

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

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.

i)	The distribution of revenue by geographical area based on location of assets was as follows:

		Rest of World
Revenue	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2019	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	64,045	26,390	-	-	90,435
Inter-segment revenue	39,563	1,629	-	(41,192)	-

Total revenue	103,608	28,019	-	(41,192)	90,435

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2018	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	65,863	31,172	-	-	97,035
Inter-segment revenue	38,665	2,899	-	(41,564)	-

Total revenue	104,528	34,071	-	(41,564)	97,035

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2017	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	66,092	33,048	-	-	99,140
Inter-segment revenue	42,147	3,587	-	(45,734)	-

Total revenue	108,239	36,635	-	(45,734)	99,140

ii)	The distribution of revenue by customers’ geographical area was as follows:

Revenue	December 31, 2019 US$‘000	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Americas	52,183	57,559	59,539
Asia / Africa	27,686	29,466	27,131
Europe (including Ireland) *	10,566	10,010	12,470

	90,435	97,035	99,140

*	Revenue from customers in Ireland is not disclosed separately due to the immateriality of these revenues.

iii)	The distribution of revenue by major product group was as follows:

Revenue	December 31, 2019 US$‘000	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Clinical laboratory	68,127	71,618	73,366
Point-of-Care	11,393	14,836	16,774
Laboratory services	10,915	10,581	9,000

	90,435	97,035	99,140

iv)	The group has recognised the following amounts relating to revenue in the consolidated statement of operations:

Revenue	December 31, 2019 US$‘000	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Revenue from contracts with customers (a)	90,435	97,035	99,140
Revenue from other sources	-	-	-

	90,435	97,035	99,140

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

2.          SEGMENT INFORMATION (CONTINUED)

(a)	Disaggregation of revenue from contracts with customers:

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following geographical areas:

Timing of revenue recognition	Americas	Ireland	Other	Total
Year ended December 31, 2019	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	63,300	26,390	—	89,690
Over time	745	—	—	745

Total	64,045	26,390	—	90,435

Timing of revenue recognition	Americas	Ireland	Other	Total
Year ended December 31, 2018	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	64,941	31,172	—	96,113
Over time	922	—	—	922

Total	65,863	31,172	—	97,035

Timing of revenue recognition	Americas	Ireland	Other	Total
Year ended December 31, 2017	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	65,164	33,048	—	98,212
Over time	928	—	—	928

Total	66,092	33,048	—	99,140

(b)	The Group derives revenue from the transfer of goods and services over time and at a point in time based on customers’ geographical area as follows:

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2019	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	51,438	27,686	10,566	89,690
Over time	745	—	—	745

Total	52,183	27,686	10,566	90,435

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2018	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	56,637	29,466	10,010	96,113
Over time	922	—	—	922

Total	57,559	29,466	10,010	97,035

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

2.	SEGMENT INFORMATION (CONTINUED)

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2017	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	58,611	27,131	12,470	98,212
Over time	928	-	-	928

Total	59,539	27,131	12,470	99,140

v)	The distribution of segment results by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2019	US$‘000	US$‘000	US$‘000	US$‘000
Result before impairment and unallocated expenses	5,239	(4,334)	(108)	797
Impairment	(14,562)	(9,733)	—	(24,295)

Result after impairment	(9,323)	(14,067)	(108)	(23,498)
Unallocated expenses *				(614)

Operating loss				(24,112)
Net financing expense (Note 8)				(5,885)

Loss before tax				(29,997)
Income tax credit (Note 9)				1,006

Loss for the year on continuing operations				(28,991)
Profit for the year on discontinued operations (Note 10)				77

Loss for the year				(28,914)

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2018	US$‘000	US$‘000	US$‘000	US$‘000
Result before impairment and unallocated expenses	5,514	1,900	(44)	7,370
Impairment	(19,095)	(7,837)	—	(26,932)

Result after impairment	(13,581)	(5,937)	(44)	(19,562)
Unallocated expenses *				(665)

Operating loss				(20,227)
Net financing expense (Note 8)				(2,956)

Loss before tax				(23,183)
Income tax credit (Note 9)				525

Loss for the year on continuing operations				(22,658)
Loss for the year on discontinued operations (Note 10)				568

Loss for the year				(22,090)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

2.	SEGMENT INFORMATION (CONTINUED)

	Americas	Ireland	Other	Total
Year ended December 31, 2017	US$‘000	US$‘000	US$‘000	US$‘000
Result before exceptional expenses	3,744	1,125	(44)	4,825
Impairment	(9,194)	(32,561)	—	(41,755)

Result after exceptional expenses	(5,450)	(31,436)	(44)	(36,930)
Unallocated expenses *				(738)

Operating profit				(37,668)
Net financing expense (Note 8)				(2,207)

Loss before tax				(39,875)
Income tax credit (Note 9)				1,214

Loss for the year on continuing operations				(38,661)
Loss for the year on discontinued operations (Note 10)				(1,609)

Loss for the year				(40,270)

*	Unallocated expenses represent head office general and administration costs of the Group, which cannot be allocated to the results of any specific geographical area.

vi)	The distribution of segment assets and segment liabilities by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2019	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	69,224	37,212	1	106,437
Unallocated assets:
Income tax assets (current and deferred)				8,234
Cash and cash equivalents and short-term investments				16,400

Total assets as reported in the Group balance sheet				131,071

Segment liabilities	14,575	104,396	200	119,171
Unallocated liabilities:
Income tax liabilities (current and deferred)				7,187

Total liabilities as reported in the Group balance sheet				126,358

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2018	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	75,658	38,009	4	113,671
Unallocated assets:
Income tax assets (current and deferred)				7,711
Cash and cash equivalents and short-term investments				30,277

Total assets as reported in the Group balance sheet				151,659

Segment liabilities
Unallocated liabilities:	8,946	90,444	150	99,540
Income tax liabilities (current and deferred)				8,065

Total liabilities as reported in the Group balance sheet				107,605

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

2.	SEGMENT INFORMATION (CONTINUED)

vii)
The distribution of long-lived assets, which are property, plant and equipment, goodwill and intangible assets and other non-current assets (excluding deferred tax assets), by geographical area was as follows:

	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Rest of World – Ireland	14,626	14,864
Americas	38,803	44,007

	53,429	58,871

viii)	The distribution of depreciation and amortisation by geographical area was as follows:

	December 31, 2019 US$‘000	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Depreciation:
Rest of World – Ireland	322	74	1,186
Americas	2,208	1,301	1,238

	2,530	1,375	2,424

Amortisation:
Rest of World – Ireland	642	655	1,164
Americas	1,726	2,170	2,139

	2,368	2,825	3,303

ix)	The distribution of share-based payment expense by geographical area was as follows:

	December 31, 2019 US$‘000	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Rest of World – Ireland	659	1,265	841
Americas	99	104	87

	758	1,369	928
Share based-payments – discontinued operations	—	—	—

	758	1,369	928

See Note 22 for further information on share-based payments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

2.	SEGMENT INFORMATION (CONTINUED)

x)	The distribution of interest income and interest expense by geographical area was as follows:

		Rest of World
Interest Income Year ended December 31, 2019	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$‘000	Total US$‘000
Interest income earned	47	417	—	—	464
Non-cash financial income	—	233	—	—	233
Inter-segment interest income	—	—	4,853	(4,853)	—

Total	47	650	4,853	(4,853)	697

		Rest of World
Interest Expense Year ended December 31, 2019	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$‘000	Total US$’000
Interest on finance leases	294	653	—	—	947
Interest on tax audit settlement (Note 6)	—	1,000	—	—	1,000
Cash interest on exchangeable notes	—	3,996	—	—	3,996
Non-cash interest on exchangeable notes ( Note 25)	—	639	—	—	639

Inter-segment interest expense	4,853	—	—	(4,853)	—

Total	5,147	6,288	—	(4,853)	6,582

		Rest of World
Interest Income Year ended December 31, 2018	Americas	Ireland	Other	Eliminations	Total
	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Interest income earned	32	704	—	—	736
Non-cash financial income	—	1,388	—	—	1,388
Inter-segment interest income	—	—	4,853	(4,853)	—

Total	32	2,092	4,853	(4,853)	2,124

		Rest of World
Interest Expense Year ended December 31, 2018	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000
Interest on finance leases	7	32	—	—	39
Cash interest on exchangeable notes	—	4,352	—	—	4,352
Non-cash interest on exchangeable notes ( Note 25)	—	689	—	—	689
Inter-segment interest expense	4,853	—	—	(4,853)	—

Total	4,860	5,073	—	(4,853)	5,080

		Rest of World
Interest Income Year ended December 31, 2017	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000
Interest income earned	44	764	—	—	808
Non-cash financial income	—	2,390	—	—	2,390
Inter-segment interest income	—	—	4,853	(4,853)	—

Total	44	3,154	4,853	(4,853)	3,198

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
Interest Expense Year ended December 31, 2017	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000

Interest on deferred consideration and licence fee	—	40	—	—	40
Interest on finance leases	—	42	—	—	42
Cash interest on exchangeable notes	—	4,600	—	—	4,600
Non-cash interest on exchangeable notes (Note 25)	—	723	—	—	723
Inter-segment interest expense	4,853	—	—	(4,853)	—

Total	4,853	5,405	—	(4,853)	5,405

xi)	The distribution of taxation (expense)/credit by geographical area was as follows:

	December 31, 2019 US$‘000	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Rest of World – Ireland	831	(59)	192
Rest of World – Other	—	(3)	(81)
Americas	175	587	1,103

	1,006	525	1,214

xii)	During 2019, 2018 and 2017 there were no customers generating 10% or more of total revenues.

xiii)	The distribution of capital expenditure by geographical area was as follows:

	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Rest of World – Ireland	20,758	7,148
Rest of World – Other	-	1,746
Americas	12,863	8,911

	33,621	17,805

3.	PERSONNEL EXPENSES

	December 31, 2019 US$‘000	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Wages and salaries	25,885	26,475	26,316
Social welfare costs	2,538	2,585	2,424
Pension costs	503	490	459
Tax settlement (Note 6)	5,094	—	—
Share-based payments	758	1,369	928

	34,778	30,919	30,127

Personnel expenses are shown net of capitalisations. Total personnel expenses, inclusive of amounts capitalised for wages and salaries, social welfare costs and pension costs, for the year ended December 31, 2019 amounted to US$36,288,000 (2018: US$38,002,000) (2017: US$37,351,000). Total share based payments, inclusive of amounts capitalised in the balance sheet, amounted to US$838,000 for the year ended December 31, 2019 (2018: US$1,607,000) (2017: US$1,109,000). See Note 22 for further details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

3.	PERSONNEL EXPENSES (CONTINUED)

The average number of persons employed by the Group in the financial year was 579 (2018: 575) (2017: 556) and is analysed into the following categories:

	December 31, 2019	December 31, 2018	December 31, 2017
Research and development	57	59	60
Administration and sales	159	163	162
Manufacturing and quality	363	353	334

	579	575	556

4.	PENSION SCHEMES

The Group operates defined contribution pension schemes for certain of its full time employees. The benefits under these schemes are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income amounted to US$503,000 (2018: US$490,000) (2017: US$458,000). The pension accrual for the Group at December 31, 2019 was US$43,000 (2018: US$45,000), (2017: US$33,000).

5.	OTHER OPERATING INCOME

	December 31, 2019 US$‘000	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Rental income from premises	3	3	-
Other income	88	99	100

	91	102	100

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

6.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES – TAX AUDIT SETTLEMENT

Arising out of a tax audit in one of the jurisdictions in which the company operates, the Company reached a tax settlement of US$6,442,000 in the year ended December 31, 2019.  The tax audit concluded in late December 2019 and the payment of the settlement amount was made prior to the financial year end. The settlement consisted of US$3,863,000 in relation to a patent dividend scheme, which had operated via Rayville Limited from 1995 to 2010, US$1,231,000 in relation to payments for CEO Services made to Darnick Company (a company controlled by the family of Ronan O’Caoimh) and US$75,000 in relation to R&D tax credits. Penalties were US$273,000. Interest was US$1,000,000 and this is shown as a financial expense. The total settlement excluding interest of US$5,442,000 was partially offset by a provision of US$400,000, resulting in an expense of US$5,042,000, which is shown as Selling, general and administrative expenses – tax audit settlement.

Darnick Company agreed to contribute US$1,231,000 to the above settlement and this amount was outstanding at December 31, 2019 and was treated as a contingent asset and not recognised in the consolidated statement of financial position at year-end.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

7.	IMPAIRMENT CHARGES

In accordance with IAS 36, Impairment of Assets, the Group carries out an annual impairment review of the asset valuations. In determining whether a potential asset impairment exists, a range of internal and external factors are considered. A number of factors affected this calculation including:

•	The Company’s market capitalisation at the end of the year that was lower when compared to the end of 2018.

•	The inclusion of the latest cash flow projections and net asset values for each cash generating unit; and

•	Increased volatility in the Company’s share price and higher market interest rates which resulted in a higher discount factor being applied to the Company’s expected future cash flows.

The impact of the above items on the statement of operations for the year ended December 31, 2019, December 31, 2018 and December 31, 2017 was as follows:

	December	December	December
	31, 2019	31, 2018	31, 2017
	US$’000	US$’000	US$’000
Selling, general & administration expenses
Impairment of PP&E (Note 13)	6,349	6,112	10,437
Impairment of goodwill and other intangible assets (Note 14)	16,570	19,212	29,667
Impairment of prepayments (Note 18)	1,376	1,608	1,651

Total impairment loss	24,295	26,932	41,755
			(
Income tax impact of impairment loss	148	(1,752)	(517)

Total impairment loss after tax	24,443	25,180	41,238

8.	FINANCIAL INCOME AND EXPENSES

	December 31, 2019 US$‘000	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Financial income:
Non-cash financial income	233	1,388	2,390
Interest income	464	736	808

	697	2,124	3,198

Financial expense:
Interest on leases	(947)	(39)	(42)
Interest on tax audit settlement (Note 6)	(1,000)	-	-
Cash interest on exchangeable notes	(3,996)	(4,352)	(4,600)
Non-cash interest on exchangeable notes (Note 25)	(639)	(689)	(723)
Interest on deferred consideration and licence fee	-	-	(40)

	(6,582)	(5,080)	(5,405)
Net Financing Expense	(5,885)	(2,956)	(2,207)

Exchangeable note interest expense and non-cash financial income and expense relate to the exchangeable senior notes issued in 2015. For further information, refer to Note 25.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

9.	INCOME TAX CREDIT

The tax credit based on the loss comprises:

	December 31, 2019 US$‘000	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Current tax (credit)/expense
Irish Corporation tax	(312)	(258)	(51)
Foreign taxes (a)	197	195	358
Adjustment in respect of prior years	(50)	(56)	150

Total current tax (credit)/expense	(165)	(119)	457

Deferred tax credit (b)
Origination and reversal of temporary differences (see Note 15)	(841)	(2,031)	(5,969)
Origination and reversal of net operating losses (see Note 15)	-	1,625	4,298

Total deferred tax credit	(841)	(406)	(1,671)

Total income tax credit on continuing operations in statement of operations	(1,006)	(525)	(1,214)

Tax (credit)/charge on discontinued operations (see Note 10)	-	(590)	323
	00
Total tax credit	(1,006)	(1,115)	(891)

(a)	In 2019, the foreign taxes relate primarily to Canada.
(b)
In 2019, there was a deferred tax credit of US$444,000 (2018: charge of US$369,000; 2017: credit of US$170,000) recognised in respect of Ireland and a deferred tax credit of US$397,000 (2018: credit of US$775,000; 2017: credit of US$1,501,000) recognised in respect of overseas tax jurisdictions.

Effective tax rate	December 31, 2019 US$‘000	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Loss before taxation	(29,997)	(23,183)	(39,875)
As a percentage of loss before tax:
Current tax	(0.55)%	(0.51)%	1.14%
Total (current and deferred)	(3.36)%	(2.26)%	(3.05)%

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective total tax rate for the Group:

	December 31, 2019	December 31, 2018	December 31, 2017
Irish corporation tax	(12.5)%	(12.5)%	(12.5)%
Effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised (a)	13.21%	15.76%	12.05%
Effect of tax rates on overseas earnings	(3.05)%	(6.10)%	(2.09)%
Effect of Irish income taxable at higher tax rate	0.04%	0.05%	-
Adjustments in respect of prior years	(0.17)%	0.94%	0.38%
Effect of changes in US tax code (b)	-	-	(1.89)%
R&D tax credits	(2.69)%	(1.70)%	(0.17)%
Other items (c)	1.80%	1.29%	1.17%

Effective tax rate	(3.36)%	(2.26)%	(3.05)%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

9.	INCOME TAX (CREDIT)/EXPENSE (CONTINUED)

(a)
The effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised is analyzed further in the table below (see also Note 15). No deferred tax asset was recognised because there was no reversing deferred tax liability in the same jurisdiction reversing in the same period and no future taxable income in the same jurisdiction.

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

(c)
Other items comprise items not chargeable to tax/expenses not deductible for tax purposes. In 2019, other items mainly comprise the tax audit settlement recorded in Selling, General and Administrative expenses (see also Note 6), which is not deductible for tax. Additionally, the movement in the exchangeable notes’ embedded derivatives value and the accretion of notional interest on the Loan Note’s host contract, both of which are exempt from deferred taxation recognition under IAS 12, Income Taxes.

Unrecognised deferred tax assets – continuing operations	Effect in 2019 US$’000	Percentage effect in 2019	Effect in 2018 US$’000	Percentage effect in 2018
Increase in net operating losses arising in US	1,117	3.72%	2,174	9.38%
Temporary differences arising in US	129	0.43%	19	0.08%
Decrease in net operating losses arising in Brazil	608	2.03%	(20)	(0.09)%
Increase in net operating losses arising in Ireland	2,110	7.03%	1,482	6.39%

	3,964	13.21%	3,655	15.76%

The distribution of loss before taxes by geographical area was as follows:

	December 31, 2019 US$‘000	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Rest of World – Ireland	(20,318)	(9,590)	(35,821)
Rest of World – Other	4,760	4,809	4,809
Americas	(14,439)	(18,402)	(8,863)

	(29,997)	(23,183)	(39,875)

At December 31, 2019, the Group had unutilised net operating losses as follows:

	December 31, 2019 US$‘000	December 31, 2018 US$‘000	December 31, 2017 US$‘000
USA	1,034	2,382	7,737
Ireland	73,754	60,629	57,206
Brazil	5,789	4,001	4,060

	80,577	67,012	69,003

In the USA, the utilisation of net operating loss carryforwards is limited to future profits in the USA. All of the net operating losses for the USA arose prior to January 1, 2018 and have a maximum carryforward of 20 years. In respect of the US, US$994,000 will expire by December 31, 2036, and US$40,000 will expire by December 31, 2037.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

9.	INCOME TAX (CREDIT)/EXPENSE (CONTINUED)

At  December 31, 2019, the Group had unrecognised deferred tax assets in respect of unused tax losses and unused tax credits as follows:

	December 31, 2019 US$‘000	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Ireland – unused tax losses	12,062	9,953	8,471
US – unused tax losses	3,291	2,174	-
US – unused tax credits	493	364	345
Brazil – unused tax losses	1,968	1,360	1,380

Unrecognised deferred tax asset	17,814	13,851	10,196

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

The Group has US state credit carryforwards of US$624,000 at December 31, 2019 (2018: US$461,000; 2017: US$436,000). A deferred tax asset of US$493,000 (2018: US$364,000; 2017: US$345,000) in respect of US state credit carryforwards was not recognised due to uncertainties regarding future full utilisation of these state credit carryforwards in the related tax jurisdiction in future periods

10.	PROFIT/(LOSS) FOR THE YEAR ON DISCONTINUED OPERATION

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

10.	PROFIT/(LOSS) FOR THE YEAR ON DISCONTINUED OPERATION (CONTINUED)

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

The operating loss for the Cardiac point-of-care tests operation in Sweden and the profit/(loss) on re-measurement of its assets and liabilities are summarised as follows:

	December 31, 2019 US$‘000	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Revenues	—	—	—
Operating loss	—	—	—

Loss for the year	—	—	—
Profit/(Loss) on re-measurement of assets and liabilities:
Closure costs	(8)	(22)	1,794
Foreign currency translation reserve	85	—	(3,080)
Tax credit/(expense)	—	590	(323)

Total profit/(loss)	77	568	(1,609)
Profit/(Loss) for the year from discontinued operations	77	568	(1,609)

Basic earnings per ordinary share – discontinued operations

Basic earnings/(loss) per ordinary share for discontinued operations is computed by dividing the profit after taxation on discontinued operations of US$77,000 (2018: profit US$568,000) (2017: loss US$1,609,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue. As at December 31, 2019, this amounted to 83,606,810 shares (2018: 83,612,908 shares) (2017: 86,486,409 shares), see note 12 for further details.

Diluted earnings per ordinary share – discontinued operations

Diluted earnings/(loss) per ordinary share for discontinued operations is computed by dividing the profit/(loss) after taxation on discontinued operations of US$77,000 (2018: profit US$568,000) (2017: loss US$1,609,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 101,870,064 (2018: 103,508,820) (2017: 107,510,179), see note 12 for further details. Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. Therefore, diluted loss per ADS in accordance with IFRS is equal to basic earnings per ADS.

Earnings per ADS

In June 2005, Trinity Biotech adjusted its ADS ratio from 1 ADS: 1 ordinary share to 1 ADS: 4 ordinary shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic earnings/(loss) per ADS for discontinued operations is computed by dividing the profit after taxation on discontinued operations of US$77,000 (2018: profit US$568,000) (2017: loss US$1,609,000) for the financial year by the weighted average number of ADS in issue of 20,901,703 (2018: 20,903,227); (2017: 21,621,602), see note 12 for further details.

Diluted earnings/(loss) per ADS for discontinued operations is computed by dividing the profit after taxation on discontinued operations of US$77,000 (2018: profit US$568,000) (2017: loss US$1,609,000) for the financial year, by the diluted weighted average number of ADS in issue of 25,467,516 (2018: 25,877,205) (2017: 26,877,544), see note 12 for further details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

10.	PROFIT/(LOSS) FOR THE YEAR ON DISCONTINUED OPERATION (CONTINUED)

	December 31, 2019	December 31, 2018	December 31, 2017
Basic earnings/(loss) per ADS (US Dollars) – discontinued operations	0.00	0.03	(0.07)
Diluted earnings/(loss per ADS (US Dollars) – discontinued operations	0.00	0.02	(0.07)
Basic earnings/(loss) per ‘A’ share (US Dollars) – discontinued operations	0.00	0.01	(0.02)
Diluted earnings/(loss) per ‘A’ share (US Dollars) – discontinued operations	0.00	0.01	(0.02)

Cash flows

The cash flows attributable to discontinued operations are as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
	US$000	US$000	US$000
Cash flows from operating activities	(5)	527	(2,847)
Cash flows from investing activities	-	-	-

There were no cash flows from financing activities attributable to discontinued operations for the years ended December 31, 2019, 2018 or 2017.

11.	LOSS BEFORE TAX

The following amounts were charged / (credited) to the statement of operations:

	December 31, 2019 US$‘000	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Directors’ emoluments (including non- executive directors):
Remuneration	1,238	1,261	1,800
Pension	42	44	44
Share based payments	624	1,204	727
Auditor’s remuneration
Audit fees	523	506	568
Tax fees	172	15	73
Other non-audit fees	-	-	-
Depreciation*	2,526	1,296	1,896
Amortisation	2,368	2,825	3,303
Loss on the disposal of property, plant and equipment	17	15	3
Net foreign exchange differences**	(179)	344	(17)

*
Note that US$4,000 (2018: US$79,000) (2017: US$528,000) of depreciation was capitalised to research and development projects during 2019 in line with the Group’s capitalisation policy for Intangible projects.

**	The net foreign exchange differences in 2017 do not include US$440,000 which were included in the operating expenses that were stated in Note 10 in respect of the discontinued operations in Fiomi.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

12.	LOSS PER SHARE

Basic earnings per ordinary share

Basic earnings per ordinary share for the group is computed by dividing the loss after taxation of US$28,914,000 (2018: loss of US$22,090,000) (2017: loss of US$40,270,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue. Basic earnings per ordinary share for continuing operations is computed by dividing the loss after taxation for continued operations of US$28,991,000 (2018: loss of US$22,658,000) (2017: loss of US$38,661,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue.

As at December 31, 2019, this amounted to 83,606,810 shares (2018: 83,612,908 shares) (2017: 86,486,409 shares).

	December 31, 2019	December 31, 2018	December 31, 2017
‘A’ ordinary shares	83,606,810	83,612,908	86,486,409

Basic earnings per share denominator	83,606,810	83,612,908	86,486,409

Reconciliation to weighted average earnings per share denominator:
Number of ‘A’ ordinary shares at January 1 (Note 21)	96,162,410	96,162,410	96,162,410
Weighted average number of shares issued during the year*		-	-
Weighted average number of treasury shares	(12,555,600)	(12,549,502)	(9,676,001)

Basic earnings per share denominator	83,606,810	83,612,908	86,486,409

*The weighted average number of shares issued during the year is calculated by taking the number of shares issued multiplied by the number of days in the year each share is in issue, divided by 365 days.

Diluted earnings per ordinary share

Diluted earnings per ordinary share for the group is computed by dividing the adjusted loss after tax of US$24,512,000 (2018: loss of US$18,437,000) (2017: loss of US$37,337,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 101,870,064 (2018: 103,508,820) (2017: 107,510,179). Diluted earnings per ordinary share for continuing operations is computed by dividing the adjusted loss after tax on continuing operations of US$24,590,000 (2018: loss of US$19,005,000) (2017: loss of US$35,728,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 101,870,064 (2018: 103,508,820) (2017: 107,510,179). The adjusted loss after tax on continuing operations is computed by adding back the interest expense, accretion interest and movements in the fair value of the derivatives on the exchangeable notes to the loss after taxation for continuing operations.

Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. Therefore, diluted loss per ordinary share in accordance with IFRS would be equal to basic earnings per ordinary share.

The basic weighted average number of ordinary shares for the Group may be reconciled to the number used in the diluted earnings per ordinary share calculation as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
Basic earnings per share denominator (see above)	83,606,810	83,612,908	86,486,409
Issuable on exercise of options and warrants	-	22,359	-
Issuable on conversion of exchangeable notes	18,263,254	19,873,553	21,023,770

Diluted earnings per share denominator	101,870,064	103,508,820	107,510,179

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

12.	LOSS PER SHARE (CONTINUED)

The loss after tax for the year may be reconciled to the amount used in the diluted earnings per ordinary share calculation as follows:

	December 31, 2019 US$‘000	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Loss after tax for the year	(28,914)	(22,090)	(40,270)
Non-cash financial income (Note 8)	(233)	(1,388)	(2,390)
Cash interest expense (Note 8)	3,996	4,352	4,600
Non-cash interest on exchangeable notes (Note 8)	639	689	723

Adjusted loss after tax	(24,512)	(18,437)	(37,337)

Earnings per ADS

In June 2005, Trinity Biotech adjusted its ADS ratio from 1 ADS: 1 ordinary share to 1 ADS: 4 ordinary shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic earnings per ADS for the Group is computed by dividing the loss after taxation of US$28,914,000 (2018: loss of US$22,090,000) (2017: loss of US$40,270,000) for the financial year by the weighted average number of ADS in issue of 20,901,703 (2018: 20,903,227); (2017: 21,621,602). Basic earnings per ADS for continuing operations is computed by dividing the loss after taxation of US$28,991,000 (2018: loss of US$22,658,000) (2017: loss of US$38,661,000) for the financial year by the weighted average number of ADS in issue of 20,901,703 (2018: 20,903,227); (2017: 21,621,602).

	December 31, 2019	December 31, 2018	December 31, 2017
ADS	20,901,703	20,903,227	21,621,602

Basic earnings per share denominator	20,901,703	20,903,227	21,621,602

Reconciliation to weighted average earnings per share denominator:
Number of ADS at January 1 (Note 21)	24,040,602	24,040,602	24,040,602
Weighted average number of shares issued during the year*	-	-	-
Weighted average number of treasury shares	(3,138,899)	(3,137,375)	(2,419,000)

Basic earnings per share denominator	20,901,703	20,903,227	21,621,602

Diluted earnings per ADS for the Group is computed by dividing the adjusted loss after taxation of US$24,512,000 (2018: loss of US$18,437,000) (2017: loss of US$37,337,000) for the financial year, by the diluted weighted average number of ADS in issue of 25,467,516 (2018: 25,877,205) (2017: 26,877,544).

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

The basic weighted average number of ADS shares for the Group may be reconciled to the number used in the diluted earnings per ADS share calculation as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
Basic earnings per share denominator (see above)	20,901,703	20,903,227	21,621,602
Issuable on exercise of options and warrants	-	5,590	-
Issuable on conversion of exchangeable notes	4,565,814	4,968,388	5,255,942

Diluted earnings per share denominator	25,467,517	25,877,205	26,877,544

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

13.	PROPERTY, PLANT AND EQUIPMENT

	Land and buildings US$‘000	Leasehold improvements US$‘000	Computers, fixtures and fittings US$‘000	Plant and equipment US$‘000	Total US$‘000
Cost
At January 1, 2018	2,624	3,004	5,894	37,895	49,417
Additions	19	1,609	829	5,068	7,525
Disposals or retirements	—	(1)	(131)	(1,804)	(1,936)
Exchange adjustments	(38)	(52)	(7)	(1,095)	(1,192)

At December 31, 2018	2,605	4,560	6,585	40,064	53,814

At January 1, 2019	2,605	4,560	6,585	40,064	53,814
Adjustment on transition to IFRS 16	20,961	—	149	75	21,185
Additions	681	71	168	1,905	2,825
Disposals or retirements	—	(1,626)	(2,610)	(3,314)	(7,550)
Exchange adjustments	22	—	—	(54)	(32)

At December 31, 2019	24,269	3,005	4,292	38,676	70,242

Accumulated depreciation and impairment losses
At January 1, 2018	(1,283)	(2,659)	(5,308)	(34,367)	(43,617)
Charge for the year	(80)	(47)	(185)	(1,063)	(1,375)
Impairment loss	(578)	(543)	(423)	(4,568)	(6,112)
Disposals or retirements	—	—	130	1,679	1,809
Exchange adjustments	7	6	3	827	843

At December 31, 2018	(1,934)	(3,243)	(5,783)	(37,492)	(48,452)

At January 1, 2019	(1,934)	(3,243)	(5,783)	(37,492)	(48,452)
Charge for the year	(1,545)	(105)	(200)	(680)	(2,530)
Adjustment on transition to IFRS 16	(10,984)	—	(40)	(75)	(11,099)
Impairment loss as at December 31, 2019	(4,024)	(233)	(276)	(1,816)	(6,349)
Disposals or retirements	—	1,544	2,618	3,331	7,493
Reallocations / reclassifications	—	—	—	(5)	(5)
Exchange adjustments	(6)	—	(1)	(3)	(10)

At December 31, 2019	(18,493)	(2,037)	(3,682)	(36,740)	(60,952)

Carrying amounts
At December 31, 2019	5,776	968	610	1,936	9,290

At December 31, 2018	671	1,317	802	2,572	5,362

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

13.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Right-of-use assets

The right-of-use assets are included in the same line item as the corresponding underlying assets would be presented if they were owned.  The Group has used the modified retrospective application method for its first time application of IFRS 16, Leases in 2019. Right-of-use assets were assessed for impairment on transition by applying IAS 36, Impairment as at January 1, 2019. Right of Use assets leased by three Cash Generating Units, in which there was an unallocated impairment loss as at December 31, 2018, were impaired by a total of US$11,099,000. This amount is shown in the Consolidated Statement of Changes in Equity as a movement in Accumulated Surplus.

US$000
Right-of-use assets cost at transition before impairment	21,185
Impairment adjustment on transition	(11,099)

Right-of-use assets value at transition after impairment	10,086

The following is a reconciliation of the financial statement line items from IAS 17 to IFRS 16 at January 1, 2019:

	Carrying amount at December 31, 2018	Remeasurement	Impairment	IFRS 16 carrying amount at January 1, 2019
	US$000	US$000	US$000	US$000
Property, plant & equipment	5,362	21,185	(11,099)	15,448
Lease liabilities	(962)	(21,185)	-	(22,147)
Retaining earnings	(55,319)	-	11,099	(44,220)

Total	(50,919)	-	-	(50,919)

Additional information on the right-of-use assets by class of assets is as follows:

	Carrying amount	Depreciation	Impairment
	At December 31, 2019	Year ended December 31, 2019	Year ended December 31, 2019
	US$000	US$000	US$000
Buildings	5,220	(1,523)	(3,913)
Computer equipment	7	(39)	(63)

	5,227	(1,562)	(3,976)

Income from sub-letting right-of-use buildings amounted to US$3,000 in the year ended December 31, 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

13.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Right-of-Use assets	No. of Right-of-Use leased assets	Range of remaining term in years	Average remaining lease term (years)	No. of Leases with extension options	No. of Leases with options to purchase	No. of leases with variable payments linked to index	No. of leases with termination options
Building	13	1 to 14	5	1	-	2	4
Vehicle	9	1 to 2	1	-	9	-	9
I.T. and office equipment	11	1 to 2	2	-	-	-	1

The annual impairment review performed at December 31, 2019 showed that the carrying value of the Group’s assets exceeded the amount to be recovered through use or sale of the assets by a total of US$76,740,000. The details of the impairment review are described in Note 14. When an impairment loss is identified in a cash generating unit, it must be first allocated to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. In this manner, an impairment loss of US$6,349,000 was allocated to property, plant and equipment as at December 31, 2019. The recoverable amount of property, plant and equipment was determined to be the value in use of each cash generating unit.

The annual impairment review performed at December 31, 2018 showed that the carrying value of the Group’s assets exceeded the amount to be recovered through use or sale of the assets by a total of US$57,794,000. The details of the impairment review are described in Note 14. When an impairment loss is identified in a cash generating unit, it must be first allocated to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. In this manner, an impairment loss of US$6,112,000 was allocated to property, plant and equipment in 2018. The recoverable amount of property, plant and equipment was determined to be the value in use of each cash generating unit.

Assets held under operating leases (where the Company is the lessor)

The Company has a number of assets included in plant and equipment which generate operating lease revenue for the Group. The net book value of these assets as at December 31, 2019 and 2018 is US$Nil following full write down of the assets due to group impairment (refer to Note 14). Depreciation charged on these assets in 2019 amounted to US$7,000 (2018: US$8,000).

Included in disposals/retirements in 2019 is US$Nil (2018: US$12,000) relating to the net book value of leased instruments reclassified as inventory on return from customers.

Property, plant and equipment under construction

There were no assets under contraction included in property, plant and equipment at December 31, 2019 (2018: US$204,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

14.	GOODWILL AND INTANGIBLE ASSETS

	Goodwill US$‘000	Development costs US$‘000	Patents and licences US$‘000	Other US$‘000	Total US$‘000
Cost
At January 1, 2018	81,689	136,918	9,947	33,818	262,372
Additions	—	9,871	—	410	10,281
Disposals	—	—	—	—	—
Exchange adjustments	—	(17)	—	—	(17)

At December 31, 2018	81,689	146,772	9,947	34,228	272,636

At January 1, 2019	81,689	146,772	9,947	34,228	272,636
Additions	—	9,569	4	38	9,611
Disposals	—	—	—	—	—
Reclassification	—	—	—	—	—
Exchange adjustments	—	36	—	—	36

At December 31, 2019	81,689	156,377	9,951	34,266	282,283

Accumulated amortisation and Impairment losses
At January 1, 2018	(63,791)	(102,140)	(9,728)	(21,959)	(197,618)
Charge for the year	—	(1,564)	—	(1,261)	(2,825)
Disposals	—	—	—	—	—
Impairment losses	(1,757)	(16,773)	(86)	(596)	(19,212)
Exchange adjustments	—	(30)	—	—	(30)

At December 31, 2018	(65,548)	(120,507)	(9,814)	(23,816)	(219,685)

At January 1, 2019	(65,548)	(120,507)	(9,814)	(23,816)	(219,685)
Charge for the year	—	(1,182)	(2)	(1,184)	(2,368)
Disposals	—	—	—	—	—
Impairment losses	(3,550)	(11,904)	(3)	(1,113)	(16,570)
Exchange adjustments	—	(6)	—	—	(6)

At December 31, 2019	(69,098)	(133,599)	(9,819)	(26,113)	(238,629)

Carrying amounts
At December 31, 2019	12,591	22,778	132	8,153	43,654

At December 31, 2018	16,141	26,265	133	10,412	52,951

Included within development costs are costs of US$3,719,000 which were not amortised in 2019 (2018: US$4,192,000). These development costs are not being amortised as the projects to which the costs relate were not fully complete at December 31, 2019 or at December 31, 2018. As at December 31, 2019 these projects are expected to be completed during the period from January 1, 2020 to December 31, 2022 at an expected further cost of approximately US$5,557,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

14.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The following represents the costs incurred during each period presented for each of the principal development projects:

Product Name	2019 US$’000	2018 US$’000
HIV screening rapid test	2,587	1,657
Premier Instrument for Haemoglobin A1c testing	1,930	2,653
Autoimmune Smart Reader	1,325	746
Syphilis point-of-care test	870	454
Uni-Gold antigen improvement	691	453
G-6-PDH test	582	850
Uni-gold test	376	796
Tri-stat Point-of-Care instrument	361	727
Ultra Genesys	237	263
Column enhancement	236	292
Sjogrens tests	135	414
Other projects	239	566
Total capitalised development costs	9,569	9,871

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

Amortisation

Amortisation is charged to the statement of operations through the selling, general and administrative expenses line.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

14.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Impairment testing for intangibles including goodwill and indefinite lived assets

Goodwill and other intangibles are subject to impairment testing on an annual basis. In determining whether a potential asset impairment exists, a range of internal and external factors are considered. A number of factors impacted this calculation including:

•	the Company’s market capitalisation at the end of the year, which was lower when compared to the end of 2018,

•	the inclusion of the latest cash flow projections and net asset values for each cash generating unit; and

•	increased volatility in the Company’s share price and higher market interest rates which resulted in a higher discount factor being applied to the Company’s expected future cash flows.

As the future discounted cash flows for a number of cash generating units (“CGUs”) was below the carrying value of their net assets, the Group recognised a non-cash impairment charge of US$24,295,000 at December 31, 2019.

The impairment test performed as at December 31, 2019 identified a total impairment loss of US$76,740,000 in seven CGUs, of which US$24,295,000 has been recorded in the 2019 financial statements. Not all of the total impairment loss was recorded in the financial statements due to the allocation method proscribed in IAS 36, Impairment of Assets. According to this accounting standard, the impairment loss for each CGU is first allocated to reduce the carrying amount of any goodwill allocated to the CGU, then to other assets of the unit pro rata on the basis of the carrying amount of each asset in the CGU. The full impairment loss for Biopool US Inc, Trinity Biotech Manufacturing Limited, Clark Laboratories Inc,, Mardx Diagnostics Inc and Trinity Biotech Do Brasil could not be reflected in the 2019 financial statements for these entities because each of these entities had insufficient assets to write down after excluding those assets with a known recoverable amount. The amount of impairment loss that could not be recorded for Biopool US Inc, Trinity Biotech Manufacturing Limited, Clark Laboratories Inc,, Mardx Diagnostics Inc and Trinity Biotech Do Brasil was US$29,423,000, US$7,707,000, US$33,000,US$5,817,000 and US$9,465,000 respectively. As a result, the impairment loss that was recorded in the 2019 financial statements was US$24,295,000, being the total impairment loss of US$76,740,000 less the amounts which could not be recorded.

The impairment loss arose from the impairment review performed on Biopool US Inc,, Trinity Biotech Manufacturing Limited, Clark Laboratories Inc,, Mardx Diagnostics Inc, Immco Diagnostics, Primus Corp. and Trinity Biotech Do Brasil. An impairment loss arose in these entities due to the carrying value of their net assets exceeding the entity’s discounted future cashflows. The recoverable amount of each of the CGUs is determined based on a value-in-use computation, which is the only methodology applied by the Group and which has been selected due to the impracticality of obtaining fair value less costs to sell measurements for each reporting period. For the purpose of the annual impairment tests, goodwill is allocated to the relevant CGU. The annual impairment analysis is based on a valuation technique involving level 3 inputs, see Note 1 (xxix).

The value-in-use calculations use cash flow projections based on the 2020 projections for each CGU and  a further four years projections using estimated revenue and cost growth rates of between 0% and 7%. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, net cash flows, discount rates and the duration of the discounted cash flow model. The assumptions and estimates used were derived from a combination of internal and external factors based on historical experience. The pre-tax discount rates used range from 20% to 27% (2018: 20% to 35%)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

14.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The table below sets forth the impairment loss recorded for each of the CGU’s:

	December 31, 2019	December 31, 2018
	US$’000	US$’000
Trinity Biotech Manufacturing Limited	9,732	7 ,837
Immco Diagnostics Inc	6,332	-
Primus Corp	5,321	12,424
Trinity Biotech Do Brasil	1,253	2,785
Clark Laboratories Inc.	727	3,377
Mardx Diagnostics Inc.	720	-
Biopool US Inc.	210	509

Total impairment loss	24,295	26,932

The table below sets forth the breakdown of the impairment loss for each class of asset:

	December 31, 2019	December 31, 2018
	US$’000	US$’000
Goodwill and other intangible assets (see Note 14)	16,570	19,212
Property, plant and equipment (see Note 13)	6,349	6,112
Prepayments (see Note 18)	1,376	1,608

Total impairment loss	24,295	26,932

The impairment loss at December 31, 2019 allocated to goodwill arose in Immco Diagnostics Inc. The impairment loss at December 31, 2018 allocated to goodwill arose in Clark Laboratories Inc.

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and is particularly sensitive in the following areas;

•
In the event that there was a variation of 10% in the assumed level of future growth in revenue growth rate, which would represent a reasonably likely range of outcomes, there would be an additional impairment loss of US$743,000 at December 31, 2019.

•
In the event there was a 10% variation in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be an additional impairment loss of US$5,420,000 at December 31, 2019.

The annual impairment test only takes into account conditions existing at the end of the reporting period. COVID-19 began to impact the population of Wuhan, China in December 2019 and initially the outbreak was largely concentrated in China. It was declared a pandemic by the World Health Organization in March 2020. The Company’s impairment test as at December 31, 2019 therefore does not reflect the downturn in economic activity or the aforementioned impacts on the Company’s revenues and expenditure caused by the Covid-19 pandemic. If the impairment test was reperformed using projections which take into account the aforementioned impacts on revenues and expenditure, the impairment loss as at December 31, 2019 for Primus Corp. and Immco Diagnostics would be higher by US$1.8 million and US$1.7 million respectively.

Significant Goodwill and Intangible Assets with Indefinite Useful Lives

CGUs or combinations of CGUs for which the carrying amount of goodwill is significant for the purposes of impairment testing in comparison with the Group’s total carrying amount of goodwill are those where the percentage is greater than 20% of the total.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

14.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The additional disclosures required for the CGU with significant goodwill are as follows:

Fitzgerald Industries	December 31, 2019	December 31, 2018
Carrying amount of goodwill (US$’000)	12,592	12,592
Discount rate applied (real pre-tax)	20.42%	19.80%
Excess value-in-use over carrying amount (US$’000)	2,385	8,847
% EBITDA would need to decrease for an impairment to arise	12.11%	32.6%
Long-term growth rate	2.0%	2.0%

The key assumptions and methodology used in respect of this CGU are consistent with those described above. The assumptions and estimates used are specific to the individual CGU and were derived from a combination of internal and external factors based on historical experience.

Intangible Assets with Indefinite Useful lives (included in other intangibles)	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Fitzgerald Industries International CGU
Fitzgerald trade name	970	970
RDI trade name	560	560
Primus Corporation CGU
Primus trade name	500	547
Immco Diagnostic CGU
Immco Diagnostic trade name	2,938	3,393
Total	4,968	5,470

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

In 2019, impairment losses of US$47,000 and US$455,000 were allocated against the Primus trade name and the Immco Diagnostic trade name respectively as the carrying value of the related CGUs’ net assets exceeded their discounted future cashflows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

15.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities of the Group are attributable to the following:

	Assets		Liabilities		Net
	2019 US$000	2018 US$’000	2019 US$’000	2018 US$’000	2019 US$’000	2018 US$’000
Property, plant and equipment	1,027	815	(9)	(37)	1,018	778
Intangible assets	—	—	(6,099)	(7,189)	(6,099)	(7,189)
Inventories	642	668	—	—	642	668
Provisions	3,838	4,311	—	—	3,838	4,311
Other items	745	333	(1,031)	(629)	(286)	(296)

Deferred tax assets/(liabilities)	6,252	6,127	(7,139)	(7,855)	(887)	(1,728)

The deferred tax asset in 2019 is mainly due to deductible temporary differences relating to provisions, property, plant and equipment, share-based payments and the elimination of unrealised intercompany inventory profit. In 2019, the deferred tax asset increased by US$125,000. Due to the impairment loss in 2019, the amount of deferred tax assets recoverable through the reversal of taxable timing differences is lower because the deferred tax liability relating to impaired assets was significantly reduced. In other words, deferred tax assets were derecognized as they exceeded the amount of reversing deferred tax liabilities.

The deferred tax liability is caused by the net book value of non-current assets being greater than the tax written down value of non-current assets, temporary differences due to the acceleration of the recognition of certain charges in calculating taxable income permitted in Ireland and the US and deferred tax recognised on fair value asset uplifts in connection with business combinations. The deferred tax liability decreased by US$716,000 in 2019, principally because of the impairment of intangible assets on which the deferred tax liabilities were recognised.

Deferred tax assets and liabilities are only offset when the entity has a legally enforceable right to set off current tax assets against current tax liabilities and where the intention is to settle current tax liabilities and assets on a net basis or to realise the assets and settle the liabilities simultaneously. At December 31, 2019 and at December 31, 2018 no deferred tax assets and liabilities are offset as it is not certain as to whether there is a legally enforceable right to set off current tax assets against current tax liabilities and it is also uncertain as to what current tax assets may be set off against current tax liabilities and in what periods.

The vast majority of temporary differences are expected to reverse after 2021.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised by the Group in respect of the following items:

	December 31, 2019	December 31, 2018
	US$’000	US$’000
Capital losses	8,293	8,293
Net operating losses	80,577	67,012
US alternative minimum tax credits	1,928	1,674
Other temporary timing differences	7,399	3,880
US state credit carryforwards	493	364

	98,690	81,223

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECMEBER 31, 2019

15.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

There was an increase of US$17,467,000 in the unrecognised deferred tax assets during the year ended December 31, 2019. For comments on the uncertainty prompting less than full recognition refer to Note 9. The movement in the unrecognised deferred tax assets during the year ended December 31, 2019 is analysed as follows:

Movement in unrecognised deferred tax assets	Increase / (decrease) US$’000	Applicable tax rate %	Tax effect US$’000
Net operating losses in US	(1,348)	21%	(283)
Alternative minimum tax credit in US	254	n/a	254
Net operating losses in Brazil	1,788	34%	608
Net operating losses in Ireland	13,125	12.5% -25%	2,353
Other deferred tax assets in Ireland	(1,938)	12.5%	(243)
Other deferred tax assets in US	5,457	21%	1,146
US state credit carryforwards	129	n/a	129

Total – continuing operations	17,467		3,964

A deferred tax asset of US$1,968,000 (2018: US$1,360,000) was not recognised in respect of net operating losses in Brazil. The entity in Brazil was incorporated in 2012 and has cumulative losses to date. The deferred tax asset has not been recognised for Brazil due to uncertainty regarding the full utilization of these losses in the related tax jurisdiction in future periods. Only when it is probable that future profits will be available to utilize the forward losses or temporary differences is a deferred tax asset recognised.

A deferred tax asset of US$4,820,000 (2018: US$3,564,000) was not recognised in respect of net operating losses of Trinity Biotech Investments Ltd. (“TBIL”). TBIL, which is tax resident in Ireland, issued an exchangeable note of US$115 million in 2015 following its incorporation earlier in that year. To date this entity has recorded cumulative losses, as its interest expenses is greater than its interest income. The deferred tax asset has not been recognised due to uncertainty regarding the full utilization of these losses in future periods. Only when it is probable that future profits will be available to utilize the forward losses is a deferred tax asset recognised. In accordance with IAS 12, Income Taxes, both the movement in the exchangeable note’s embedded derivatives value and the movement on the exchangeable note’s host contract, being the accretion of notional interest, are exempt from deferred taxation recognition.

A deferred tax asset of US$6,619,000 (2018: US$5,691,000) was not recognised in respect of net operating losses in Trinity Biotech Manufacturing Ltd. An additional US$243,000 (2018: US$485,000) was not recognized in respect of other temporary timing differences. The total unrecognized deferred tax asset is US$6,862,000. The deferred tax assets in respect of net operating losses and other temporary timing differences have not been recognised due to insufficient deferred tax liabilities following the impairment charges relating to fixed assets in this entity. When there is a reversing deferred tax liability in a jurisdiction that reverses in the same period, the deferred tax asset is restricted so that it equals the reversing deferred tax liability.

A deferred tax asset of US$381,000 (2018: US$213,000) was not recognised in respect of net operating losses in Trinity Biotech Plc. The deferred tax asset has not been recognised due to uncertainty regarding the full utilization of these losses in future periods. Only when it is probable that future profits will be available to utilize the forward losses or temporary differences is a deferred tax asset recognised.

A deferred tax asset of US$3,291,000 (2018: US$2,174,000) was not recognised in respect of net operating losses, alternative minimum tax credits and other deferred tax assets in US. The deferred tax asset has not been recognised due to insufficient deferred tax liabilities following the impairment charge relating to property, plant and equipment and intangible assets. When there is a reversing deferred tax liability in a jurisdiction that reverses in the same period, the deferred tax asset is restricted so that it equals the reversing deferred tax liability. A deferred tax asset of US$493,000 (2018: US$364,000) in respect of US state credit carryforwards was also not recognised due to uncertainties regarding the timing of the utilisation of these state credit carryforwards in the related tax jurisdiction in future periods.

No deferred tax asset is recognised in respect of a capital loss forward of US$8,293,000 (2018: US$8,293,000) in Ireland as it is not probable that there will be future capital gains against which to offset these capital losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

15.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Unrecognised deferred tax liabilities

At December 31, 2019 and 2018, there was no recognised or unrecognised deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries. The Company is able to control the timing of the reversal of the temporary differences of its subsidiaries and it is probable that these temporary differences will not reverse in the foreseeable future.

Movement in temporary differences during the year

	Balance January, 1 2019	Recognised in income	Balance December 31, 2019
	US$’000	US$’000	US$’000
Property, plant and equipment	778	240	1,018
Intangible assets	(7,189)	1,090	(6,099)
Inventories	668	(26)	642
Provisions	4,311	(473)	3,838
Other items	(296)	10	(286)
			(887
	(1,728)	841	(887)

	Balance January, 1 2018	Recognised in income	Balance December 31, 2018
	US$’000	US$’000	US$’000
Property, plant and equipment	350	428	778
Intangible assets	(9,443)	2,254	(7,189)
Inventories	1,006	(338)	668
Provisions	3,510	801	4,311
Other items	818	(1,114)	(296)
Tax value of loss carryforwards recognised	1,625	(1,625)	—

	(2,134)	406	(1,728)

16.	OTHER ASSETS

	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Finance lease receivables (see Note 18)	403	476
Other assets	82	82

	485	558

The Group leases instruments as part of its business. For details of future minimum finance lease receivables with non-cancellable terms, please refer to Note 18.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

17.	INVENTORIES

	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Raw materials and consumables	12,654	10,556
Work-in-progress	6,940	8,239
Finished goods	12,427	11,564

	32,021	30,359

All inventories are stated at the lower of cost or net realisable value. The replacement cost of inventories does not differ from cost. Total inventories for the Group are shown net of provisions of US$6,716,000 (2018: US$6,299,000). Cost of sales in 2019 includes inventories expensed of US$50,748,000 (2018: US$55,285,000), (2017: US$54,904,000).

The movement on the inventory provision for the three year period to December 31, 2019 is as follows:

	December 31, 2019 US$‘000	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Opening provision at January 1	6,299	7,543	10,017
Charged during the year	1,567	480	2,561
Utilised during the year	(1,150)	(1,544)	(4,749)
Released during the year	-	(180)	(286)

Closing provision at December 31	6,716	6,299	7,543

During 2019, US$Nil (2018: US$180,000), (2017: US$286,000) of inventory provision relating to net realisable value was released to the statement of operations following a current year review of inventory usage.

18.	TRADE AND OTHER RECEIVABLES

	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Trade receivables, net of impairment losses	17,754	21,318
Prepayments	576	807
Contract assets	2,317	1,894
Value added tax	59	63
Finance lease receivables	281	359

	20,987	24,441

Trade receivables are shown net of an impairment losses provision of US$5,443,000 (2018: US$4,202,000) (see Note 29). Prepayments are shown net of impairment of US$1,376,000 (2018: US$1,608,000) (see Note 7).

Contract assets have increased compared to the prior year as the Group shipped more product to customers with cost per test contracts in the last month of the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

18.	TRADE AND OTHER RECEIVABLES (CONTINUED)

Long-term contract receivable

(i) Finance lease commitments – Group as lessor

The Group leases instruments as part of its business. Future minimum receivables with non-cancellable terms are as follows:

	December 31, 2019 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	523	242	281
Between one and five years (Note 16)	805	402	403

	1,328	644	684

	December 31, 2018 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	617	258	359
Between one and five years (Note 16)	888	412	476

	1,505	670	835

The Group classified future minimum lease receivables between one and five years of US$403,000 (2018: US$476,000) as Other Assets, see Note 16. Under the terms of the lease arrangements, no contingent rents are receivable.

 (ii) Operating lease commitments – Group as lessor

The Group leases instruments under operating leases as part of its business.

Future minimum rentals receivable under non-cancellable operating leases are as follows:

	December 31, 2019 US$‘000
	Instruments	Total
Less than one year	3,528	3,528
Between one and five years	27	27

	3,555	3,555

	December 31, 2018 US$‘000
	Instruments	Total
Less than one year	3,498	3,498
Between one and five years	32	32

	3,530	3,530

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

19.	CASH AND CASH EQUIVALENTS

	December 31, 2019 US$’000	December 31, 2018 US$’000
Cash at bank and in hand	6,275	6,854
Short-term deposits	8,956	23,423

Cash and cash equivalents	15,231	30,277

20.	SHORT-TERM INVESTMENTS

All liquid investments with a maturity greater than six months are considered to be short-term investments.

	December 31, 2019 US$’000	December 31, 2018 US$’000
Investments (deposits)	1,169	-

	1,169	-

21.	CAPITAL AND RESERVES

Share capital

	Class ‘A’ Ordinary shares	Class ‘A’ Ordinary shares
In thousands of shares	2019	2018
In issue at January 1	96,162	96,162
Issued for cash	-	-

In issue at December 31	96,162	96,162

	ADS	ADS
In thousands of ADSs	2019	2018
Balance at January 1	24,041	24,041
Issued for cash	-	-

Balance at December 31	24,041	24,041

	Class ‘A’ Treasury shares	Class ‘A’ Treasury shares
In thousands of shares	2019	2018
Balance at January 1	12,556	12,448
Purchased during the year	-	108

Balance at December 31	12,556	12,556

	ADS Treasury shares	ADS Treasury shares
In thousands of ADSs	2019	2018
Balance at January 1	3,139	3,112
Purchased during the year	-	27

Balance at December 31	3,139	3,139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

21.	CAPITAL AND RESERVES (CONTINUED)

The Group had authorised share capital of 200,700,000 ‘A’ ordinary shares of US$0.0109 each (2018: 200,700,000 ‘A’ ordinary shares of US$0.0109 each) as at December 31, 2019.

(a)
During 2019, the Group did not issue any shares from the exercise of employee options (2018: nil). At December 31, 2019, there were no amounts receivable on issuance share capital (2018: US$nil) relating to the exercise of share options.

(b)	During 2019, the Group did not repurchase any ‘A’ ordinary shares under its share buyback program. (2018: 107,740 ‘A’ ordinary shares or 26,935 ADS’s).

(c)
There were no dividends paid during 2019 in respect of the 2018 financial year, (nil in respect of the 2017 financial year), (nil in respect of the 2016 financial year). As provided in the Articles of Association of the Company, dividends or other distributions are declared and paid in US Dollars.

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

Treasury shares

During 2019, the Group did not purchase any (2018: 107,740) ‘A’ Ordinary shares (2018: 26,935 ADS’s) ‘Treasury shares’. The total cost of these shares in 2018 was US$139,000.

22.	SHARE OPTIONS AND SHARE WARRANTS

Warrants

There were no warrants outstanding at the beginning of 2019, and there were no warrants granted in either 2019 or 2018. As there were no warrants outstanding, the warrant reserve was transferred to the accumulated surplus reserve during 2017.

Options

Under the terms of the Company’s Employee Share Option Plans, options to purchase 12,303,990 ‘A’ Ordinary Shares (3,075,998 ADS’s) were outstanding at December 31, 2019. Under these Plans, options are granted to officers, employees and consultants of the Group at the discretion of the Compensation Committee (designated by the Board of Directors), under the terms outlined below.

Certain options have been granted to consultants of the Group and, where this is the case, the Group has measured the fair value of the services provided by these consultants by reference to the fair value of the equity instruments granted. This approach has been adopted in these cases as it is impractical for the Group to reliably estimate the fair value of such services.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

22.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

The terms and conditions of the grants are as follows, whereby all options are settled by physical delivery of shares:

Vesting conditions

The options vest following a period of service by the officer or employee. The required period of service is determined by the Board and Remuneration Committee at the date of grant of the options (usually the date of approval by the Compensation Committee) and it is generally over a three to four-year period. There are no market conditions associated with the share option vesting periods.

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

The number and weighted average exercise price of share options and warrants per ordinary share is as follows (as required by IFRS 2, this information relates to all grants of share options and warrants by the Group):

	Options and warrants	Weighted- average exercise price US$	Range US$
	‘A’ Ordinary Shares	Per ‘A’ Ordinary Share	Per ‘A’ Ordinary Share
Outstanding January 1, 2017	9,830,183	3.19	0.66 –4.47
Granted	5,630,000	1.31	1.24 –1.44
Exercised	-	-	-
Forfeited	(4,732,807)	3.86	0.75 –4.47

Outstanding at end of year	10,727,376	1.92	1.24 –4.36

Exercisable at end of year	3,268,707	2.57	1.66 –4.36

Outstanding January 1, 2018	10,727,376	1.92	1.24 –4.36
Granted	720,000	1.07	0.67 –1.37
Exercised	-	-	-
Forfeited	(539,176)	2.50	1.34 –4.23

Outstanding at end of year	10,908,200	1.83	0.67 –4.36

Exercisable at end of year	6,091,864	2.09	1.24 –4.36

Outstanding January 1, 2019	10,908,200	1.83	0.67 –4.36
Granted	4,370,000	0.68	0.46 –0.78
Exercised	-	-	-
Expired / Forfeited	(2,974,210)	2.25	0.66 –4.23

Outstanding at end of year	12,303,990	1.31	0.46 –4.36

Exercisable at end of year	6,622,667	1.73	1.24 –4.36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

22.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

	Options and warrants ‘ADS’	Weighted- average exercise price US$	Range US$
	Equivalent	Per ‘ADS’	Per ‘ADS’
Outstanding January 1, 2017	2,457,546	12.76	2.64 - 17.88
Granted	1,407,500	5.25	4.95 – 5.75
Exercised	-	-	-
Forfeited	(1,183,202)	10.26	3.00 –17.88

Outstanding at end of year	2,681,844	7.69	4.96–17.44

Exercisable at end of year	817,179	10.29	6.64 –17.45

Outstanding January 1, 2018	2,681,844	7.69	4.96 - 17.44
Granted	180,000	4.28	2.68 – 5.48
Exercised	-	-	-
Expired / Forfeited	(134,794)	10.00	5.36 – 16.92

Outstanding at end of year	2,727,050	7.32	2.68–17.44

Exercisable at end of year	1,522,966	8.36	4.96 –17.44

Outstanding January 1, 2019	2,727,050	7.32	2.68–17.44
Granted	1,092,500	2.72	1.83 - 3.10
Exercised	-	-	-
Expired / Forfeited	(743,552)	8.99	2.64 – 16.92

Outstanding at end of year	3,075,998	5.24	1.83 – 17.45

Exercisable at end of year	1,655,667	6.92	4.95 –17.45

There were no share options exercised during 2019, 2018 or 2017.

The opening share price per ‘A’ Ordinary share at the start of the financial year was US$0.57 or US$2.29 per ADS (2018: US$1.28 or US$5.10 per ADS) (2017: US$1.73 or US$6.93 per ADS) and the closing share price at December 31, 2019 was US$0.26 or US$1.03 per ADS (2018: US$0.57 or US$2.29 per ADS) (2017: US$1.28 or US$5.10 per ADS). The average share price for the year ended December 31, 2019 was US$0.49 per ‘A’ Ordinary share or US$1.95 per ADS.

A summary of the range of prices for the Company’s stock options for the year ended December 31, 2019 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.46-US$0.99	4,600,000	0.69	6.42	-	-	-
US$1.00-US$2.05	5,613,990	1.35	4.69	4,542,667	1.34	4.68
US$2.06- US$2.99	1,980,000	2.48	3.13	1,970,000	2.48	3.13
US$3.00 -US$4.36	110,000	4.19	2.07	110,000	4.19	2.07

	12,303,990			6,622,667

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

22.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$1.84-US$3.96	1,150,000	2.75	6.42	-	-	-
US$4.00-US$8.20	1,403,498	5.40	4.69	1,135,667	5.38	4.68
US$8.24- US$11.96	495,000	9.92	3.13	492,500	9.91	3.13
US$12.00 -US$17.45	27,500	16.75	2.07	27,500	16.75	2.07

	3,075,998			1,655,667

The weighted-average remaining contractual life of options outstanding at December 31, 2019 was 5.06 years (2018: 4.33 years).

A summary of the range of prices for the Company’s stock options for the year ended December 31, 2018 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.66-US$0.99	430,000	0.88	6.79	-	-	-
US$1.00-US$2.05	6,111,800	1.35	5.64	2,476,133	1.35	5.57
US$2.06- US$2.99	4,168,400	2.51	2.23	3,437,731	2.51	1.83
US$3.00 -US$4.47	198,000	4.20	2.97	178,000	4.20	2.93

	10,908,200			6,091,864

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$2.64-US$3.96	107,500	3.52	6.79	-	-	-
US$4.00-US$8.20	1,527,950	5.40	5.64	619,033	5.40	5.57
US$8.24- US$11.96	1,042,100	10.04	2.23	859,433	10.04	1.83
US$12.00 -US$17.88	49,500	16.80	2.97	44,500	16.80	2.93

	2,727,050			1,522,966

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

22.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

Charge for the year under IFRS 2

The charge for the year is calculated based on the fair value of the options granted which have not yet vested.

The fair value of the options is expensed over the vesting period of the option. US$758,000 was charged to the statement of operations in 2019, (2018: US$1,369,000), (2017: US$928,000) split as follows:

	December 31, 2019 US$‘000	December 31, 2018 US$‘000	December 31, 2017 US$‘000
Share-based payments – cost of sales	26	34	35
Share-based payments – selling, general and administrative	732	1,335	893

Total – continuing operations	758	1,369	928
Share-based payments – discontinued operations	-	-	-

Total	758	1,369	928

The total share based payments charge for the year was US$839,000 (2018: US$1,607,000) (2017: US$1,109,000). However, a total of US$80,000 (2018: US$238,000) (2017: US$181,000) of share based payments was capitalised in intangible development project assets during the year.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a trinomial model. The following are the input assumptions used in determining the fair value of share options granted in 2019, 2018 and 2017:

	Key management personnel	Other employees	Key management personnel	Other employees	Key management personnel	Other employees
	2019	2019	2018	2018	2017	2017
Weighted average fair value at measurement date per ‘A’ share / (per ADS)	US$0.14 / (US$0.56)	US$0.25 / (US$1.02)	-	US$0.41 / (US$1.64)	US$0.43 / (US$1.72)	US$0.44 / (US$1.76)

Total ‘A’ share options granted / (ADS’s equivalent)	4,060,000 / (1,015,000)	310,000 / (77,500)	-	720,000 / (180,000)	5,150,000/ (1,287,500)	480,000 / (120,000)

Weighted average share price per ‘A’ share / (per ADS)	US$0.46 / (US$1.84)	US$0.64 / (US$2.53)	-	US$1.07 / (US$4.28)	US$1.34 / (US$5.36)	US$1.31 / (US$5.24)

Weighted average exercise price per ‘A’ share / (per ADS)	US$0.69 / (US$2.74)	US$0.64 / (US$2.53)	-	US$1.07 / (US$4.28)	US$1.34 / (US$5.36)	US$1.31 / (US$5.24)

Weighted average expected volatility	51.18%	47.31%	-	42.69%	40.62%	40.48%

Weighted average expected life	4.15	4.42	-	4.55	4.45	4.69

Weighted average risk free interest rate	1.84%	2.23%	-	2.72%	1.59%	1.91%

Expected dividend yield	-	-	-	-	0.81%	0.81%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

22.	SHARE OPTIONS AND SHARE WARRANTS (CONTINUED)

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

23.	TRADE AND OTHER PAYABLES

	December 31, 2019 US$’000	December 31, 2018 US$’000
Trade payables	7,833	8,116
Payroll taxes	519	448
Employee related social insurance	170	154
Accrued liabilities	8,133	7,878
Deferred income	292	312

	16,947	16,908

Accrued liabilities include US$1,307,000 (2018: US$1,207,000) relating to contracted licence payments.

24.	PROVISIONS

	December 31, 2019 US$’000	December 31, 2017 US$’000
Provisions	50	50

During 2019 and 2018 the Group experienced no significant product warranty claims. However, the Group believes that it is appropriate to retain a product warranty provision to cover any future claims. The provision at December 31, 2019 represents the estimated cost of product warranties, the exact amount which cannot be determined. US$50,000 represents management’s best estimate of these obligations at December 31, 2019.

25.	EXCHANGEABLE NOTES

The Group issued US$115,000,000 of exchangeable senior notes in 2015, which will mature on April 1, 2045, subject to earlier repurchase, redemption or exchange. The notes are senior unsecured obligations and accrue interest at an annual rate of 4%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2015.

The notes are convertible into ordinary shares of the parent entity at the applicable exchange rate, at any time prior to the close of business on the second business day immediately preceding the maturity date, at the option of the holder, or repayable on April 1, 2045. The conversion rate is 47.112 ADSs per $1,000 principal amount of notes, equivalent to an exchange price of approximately $21.88 per ADS. The exchange rate is subject to adjustment upon the occurrence of certain events, but will not be adjusted for any accrued and unpaid interest. The notes include a number of non-financial covenants, all of which were complied with at December 31, 2019.

In August 2018, the Group purchased US$15,100,000 of the exchangeable notes, at a rate of 79.75 cents in the Dollar. The amount paid was US$12,042,000 plus accrued interest of US$205,000. The gain on the purchase was US$463,000 and this was shown within selling, general and administrative expenses in the statement of operations for the year ended December 31, 2018. The nominal amount of the debt after the purchase is US$99,900,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

25.	EXCHANGEABLE NOTES (CONTINUED)

The notes include a number of put and call options, and these embedded derivatives are measured at fair value through the Consolidated Statement of Operations. The first date on which holders can exercise their put option is April 1, 2022. If the put option is exercised, the issuer has to repurchase the notes at par. The embedded derivatives are summarised as follows:

	December 31, 2019 US$’000	December 31, 2018 US$’000
Non-current assets
Exchangeable note bond call option	-	-

Non-current liabilities
Exchangeable note equity conversion option	4	238
Exchangeable note bond put option	-	-

	4	238

Total value of embedded derivatives – net liability	4	238

Financial income in the consolidated statement of operations for the year includes US$234,000 (2018: US$1,388,000) arising from the revaluation of embedded derivatives at fair value at December 31, 2019.

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

	December 31, 2019 US$’000	December 31, 2018 US$’000
Balance at 1 January	81,382	92,955
Accretion interest	639	689
Less: purchased during the year at fair value	-	(12,262)

	82,021	81,382

	December 31, 2019 US$’000	December 31, 2018 US$’000
Exchangeable senior notes	82,021	81,382
Total value of embedded derivatives – liability	4	238

Total non-current liabilities	82,025	81,620

This liability will accrete back to its nominal value of US$99,900,000 over the term of the debt using an effective interest rate methodology. Financial expense in the consolidated statement of operations for the year includes US$639,000 (2018: US$689,000) of accretion interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

26.	LEASE LIABILITIES

The Group has leases for some of its manufacturing plants, all warehouses, offices, motor vehicles and some IT equipment. With the exception of short-term leases and leases of low-value underlying assets, each lease is reflected on the balance sheet as a right-of-use asset (net of any depreciation and/or impairment) and a lease liability. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment (see Note 13).

Each lease generally imposes a restriction that, unless there is a contractual right for the Group to sublet the asset to another party, the right-of-use asset can only be used by the Group. Leases are either non-cancellable or may only be cancelled by incurring a substantive termination fee. Some leases contain an option to purchase the underlying leased asset outright at the end of the lease, or to extend the lease for a further term. The Group is prohibited from selling or pledging the underlying leased assets as security. For leases over office buildings and factory premises the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease. Further, the Group must insure items of property, plant and equipment and incur maintenance fees on such items in accordance with the lease contracts.

The reconciliation of operating lease commitments at December 31, 2018 to the additional lease liabilities recognized on the initial application of IFRS 16 at January 1, 2019 is as follows:

US$000

Operating Lease commitments at December, 31, 2018 (Note 27)	27,342
Relief option for short term leases	(130)
Relief option for low value assets	-
Effect of assumed probable lease extension in adoption of IFRS 16	573
Other	(149)

Gross lease liabilities at January 1, 2019	27,636
Discounting	(6,451)

Additional Lease liabilities as a result of the initial application of IFRS 16 at January 1, 2019	21,185

The lease liabilities were discounted at the incremental borrowing rate as at January 1, 2019. The weighted average discount rate was 5.0%.

Lease liabilities

Lease liabilities are payable as follows:

	December 31, 2019 US$’000	December 31, 2018 US$’000
Current liabilities
Lease liabilities related to Right of Use assets	2,156	-
Sale and leaseback liabilities	248	436

	2,404	436

Non-Current liabilities
Lease liabilities related to Right of Use assets	17,474	-

Sale and leaseback liabilities	271	526
	17,745	526

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

26.	LEASE LIABILITIES

	December 31, 2019 US$’000			December 31, 2019 US$’000
	Lease liabilities related to Right of Use assets			Sale and leaseback liabilities
	Minimum lease payments	Interest	Principal	Minimum lease payments	Interest	Principal
Less than one year	3,017	861	2,156	267	19	248
In more than one year, but not more than two	2,787	775	2,012	107	12	95
In more than two years but not more than five	6,700	1,861	4,840	185	9	176
more than five years	12,748	2,126	10,622	-	-	-

	25,252	5,263	19,630	559	40	519

	December 31, 2018	December 31, 2018 US$’000
	Operating Leases	Sale and leaseback liabilities
	Minimum lease payments	Minimum lease payments	Interest	Principal
Less than one year	3,083	473	37	436
In more than one year, but not more than two	2,783	271	19	252
In more than two years but not more than five	6,777	294	20	274
more than five years	14,699	-	-	-

	27,342	1,038	76	962

Lease payments not recognised as a liability

The Group has elected not to recognise a lease liability for short term leases (leases with an expected term of 12 months or less) or for leases of low value assets. Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognised as lease liabilities and are expensed as incurred. The expense relating to payments not included in the measurement of the lease liability is as follows:

December 31, 2019
US$000
Short term leases	130
Leases of low value assets	-
Variable lease payments	-
130

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

26.	LEASE LIABILITIES (CONTINUED)

    Terms and debt repayment schedule

The terms and conditions of outstanding interest bearing loans and borrowings at December 31, 2019 are as follows:

Facility	Currency	Nominal interest rate	Year of maturity	Fair Value	Carrying Value
Sale and leaseback liabilities	Euro	4.53%	2023	286	286
Sale and leaseback liabilities	USD	5.51%	2023	233	233

Total interest-bearing loans and borrowings				519	519

The terms and conditions of outstanding interest bearing loans and borrowings at December 31, 2018 were as follows:

Facility	Currency	Nominal interest rate	Year of maturity	Fair Value	Carrying Value
Sale and leaseback liabilities	Euro	4.53%	2023	648	648
Sale and leaseback liabilities	USD	5.51%	2023	314	314

Total interest-bearing loans and borrowings				962	962

The total paid in respect of lease liabilities in the year ended December 31, 2019 was US$3,533,000 (2018: US$374,000).

27.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

The Group has capital commitments authorised and contracted for of US$323,000 as at December 31, 2019 (2018: US$187,000).

(b)	Leasing Commitments

The Group’s leasing commitments are shown in Note 26.

For future minimum finance lease commitments as at December 31, 2019, in respect of which the lessor has a charge over the related assets, see Note 26. Future minimum non-cancelable operating lease commitments in accordance with IAS 17 as at December 31, 2018 were as follows:

Year ended
2018
Operating leases
US$’000
2019	3,083
2020	2,783
2021	2,512
2022	2,255
2023	2,010
Later years	14,699

Total lease obligations	27,342

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

27.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c)	Bank Security

The Group repaid in full its bank borrowings in April 2010, at which point all previous charges against Group assets were released. At December 31, 2019, Group borrowings were at fixed rates of interest and consisted Euro and USD denominated borrowings, refer to Note 29. The banks providing the financing have a charge over the equipment for which the borrowing pertains.

(d)	Group Company Guarantees

Pursuant to the provisions of Section 357, Irish Companies Act, 2014, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, Trinity Research Limited, Benen Trading Limited and Trinity Biotech Financial Services Limited subsidiary undertakings in the Republic of Ireland, for the financial year to December 31, 2019 and, as a result, these subsidiary undertakings have been exempted from the filing provisions of Section 357, Irish Companies Act, 2014. Where the Company enters into these guarantees of the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the company will be required to make a payment under the guarantee. The Company does not enter into financial guarantees with third parties.

(e)	Contingent asset

Arising from the tax audit settlement described in Note 6, Darnick Company agreed to contribute US$1,231,000 towards the settlement.  The tax audit was finalised in late December 2019 and the amount due from Darnick Company was outstanding at December 31, 2019. This is a contingent asset at December 31, 2019. In accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, the amount owing will be recognised when receipt of payment is virtually certain.

(f)	Government Grant Contingencies

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at December 31, 2019. However if the income were to become repayable, the maximum amounts repayable as at December 31, 2019 would amount to US$2,834,000 (2018: US$2,892,000).

(g)	Litigation

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

The Group has entered into an agreement for a 25-year lease with JRJ for offices that adjacent to its then premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$427,000) is payable from January 1, 2004. Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

28.	RELATED PARTY TRANSACTIONS (CONTINUED)

The Group has also entered into lease agreements with Ronan O’Caoimh for a 43,860 square foot manufacturing facility in Bray, Ireland and an adjacent warehouse of 16,000 square feet. The annual rent for the manufacturing facility is €787,000 (US$883,000) and the annual rent for the warehouse is €144,000 (US$162,000). These two leases expire in 2028 and 2026 respectively. At the time, independent valuers advised the Group that the rent in respect of each of the leases represents a fair market rent. Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe at the time that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises.

Compensation of key management personnel of the Group

At December 31, 2019, 2018 and 2017 the key management personnel of the Group were made up of three key personnel: the two executive directors; Mr Ronan O’Caoimh and Dr Jim Walsh and Mr Kevin Tansley, our Chief Financial Officer/Executive Director. Kevin Tansley was appointed to the board in September 2016 as an Executive Director.

Compensation for the year ended December 31, 2019 of these personnel is detailed below:

	December 31, 2019	December 31, 2018
	US$’000	US$’000
Short-term employee benefits	800	863
Performance related bonus	213	210
Post-employment benefits	42	44
Share-based compensation benefits	542	1,041

	1,597	2,158

The amounts disclosed in respect of directors’ emoluments in Note 11 includes non-executive directors’ fees of US$225,000 (2018: US$188,000) and share-based compensation benefits of US$82,000 (2018: US$313,000). Total directors’ remuneration is also included in “personnel expenses” (Note 3) and “loss before tax” (Note 11). In 2019, share-based compensation benefits included in Note 11 exclude capitalised amounts of US$35,000 (2018: US$149,000).

On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by an agreement with Darnick Company, a company wholly-owned by members of Mr O’Caoimh’s immediate family. Directors’ compensation includes payments made to Darnick Company. This arrangement ceased with effect from December, 31, 2018 with Ronan O’Caoimh returning as an employee of the company.

Directors’ interests in the Company’s shares and share option plan

	‘A’ Ordinary Shares	Share options
At January 1, 2019	9,139,706	8,655,004
Shares of retired director	(30,000)	—
Options of retired director	—	(215,000)
Shares purchased during the year	—	—
Shares sold during the year	(32,000)	—
Granted	—	4,060,000
Expired / forfeited	—	(2,086,000)

At December 31, 2019	9,077,706	10,414,004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

28.	RELATED PARTY TRANSACTIONS (CONTINUED)

	‘A’ Ordinary Shares	Share options
At January 1, 2018	5,719,706	8,770,004
Shares purchased during the year	3,420,000	—
Expired	—	(115,000)

At December 31, 2018	9,139,706	8,655,004

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

The last dividend paid by Trinity Research Limited to Rayville Limited was in June 2009 for US$2,830,000.  At the time this amount was immediately lent back by Rayville Limited to Trinity Research Limited.  Since then US$1,788,000 of these loans have been repaid and recognised as a compensation expense by the Group. As of December 31, 2018 and December 31, 2019, the remaining amount of the loan was US$1,042,000. As this remaining amount of the original dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2018 and 2019 consolidated financial statements. During 2019, Trinity Research Limited repaid loans to Rayville Limited of US$159,000 in order to meet its obligations under a tax settlement arising from a tax audit.

As described in Note 6, a settlement was reached with the tax authority in one of the jurisdictions in which the company operates which included the payment of US$3,863,000 in relation to payments made by Trinity Research Limited to Rayville Limited and US$1,231,000 in relation to payments for CEO services made to Darnick Company.  Darnick Company agreed to contribute US$1,231,000 to the above settlement and this amount was outstanding at December 31, 2019 and was treated as a contingent asset and not recognised in the consolidated statement of financial position at year-end (refer to Note 27).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

29.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Interest rate risk

Effective and repricing analysis

The following table sets out all interest-earning financial assets and interest bearing financial liabilities held by the Group at December 31, indicating their effective interest rates and the period in which they re-price:

As at December 31, 2019	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 –12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	19	1.1%	15,231	15,231	—	—	—	—
Short-term investments	20	1.3%	1,169	—	1,169	—	—	—
Lease receivable	16,18	4.0%	684	157	124	202	201	—
Licence payments	23	8.1%	(1,307)	(1,307)	—	—	—	—

Exchangeable note	25	4.8%	(82,021)	—	—	—	—	(82,021)
Lease payable on Right of Use assets	26	5.0%	(19,630)	(1,136)	(1,020)	(2,012)	(4,840)	(10,622)
Lease payable on sale & leaseback transactions	26	5.0%	(519)	(122)	(125)	(95)	(177)	—

Total			(86,393)	12,823	148	(1,905)	(4,816)	(92,643)

As at December 31, 2018	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 –12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	19	1.8%	30,277	30,277	—	—	—	—
Short-term investments	20	—	—	—	—	—	—	—
Lease receivable	18	4.0%	835	191	168	238	238	—
Licence payments	23	3.0%	(1,207)	(1,207)	—	—	—	—

Finance lease payable	26	4.8%	(962)	(217)	(219)	(252)	(274)	—
Exchangeable note	25	4.8%	(81,382)	—	—	—	—	(81,382)

Total			(52,439)	29,044	(51)	(14)	(36)	(81,382)

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$101,000 (2018: US234,000) and would not affect the interest expense (2018: nil) resulting in an increase in net interest income of US$101,000 (2018: increase in net interest income of US$234,000).

Interest rate profile of financial assets / liabilities

The interest rate profile of financial assets/liabilities of the Group was as follows:

	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Fixed rate instruments
Fixed rate financial liabilities (licence fees)	(1,307)	(1,207)
Fixed rate financial liabilities (exchangeable note)	(82,021)	(81,382)
Fixed rate financial liabilities (lease payables)	(20,149)	(962)
Financial assets (short-term deposits and short-term investments)	10,125	23,423
Financial assets (lease receivables)	684	835

	(92,668)	(59,293)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

29.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Financial assets comprise cash and cash equivalents and short-term investments as at December 31, 2019 and December 31, 2018 (see Note 19 and 20).

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial liabilities at fair value through profit and loss. Therefore, a change in interest rates at December 31, 2019 would not affect profit or loss.

There was no significant difference between the fair value and carrying value of the Group’s trade receivables and trade and other payables at December 31, 2019 and December 31, 2018 as all fell due within 6 months.

Liquidity risk

The Group’s operations are cash generating. Short-term flexibility is achieved through the management of the Group’s short-term deposits.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As at December 31, 2019 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade & other payables	16,947	16,947	16,947	—	—	—	—
Lease payable on Right of Use assets	19,630	19,630	1,136	1,020	2,012	4,840	10,622
Lease payable on sale & leaseback transactions	519	519	122	125	95	177	—
Exchangeable notes	82,021	99,900	—	—	—	—	99,900
Exchangeable note interest	999	101,898	1,998	1,998	3,996	11,988	81,918

	120,116	238,894	20,203	3,143	6,103	17,005	192,440

As at December 31, 2018 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade & other payables	16,908	16,908	16,908	—	—	—	—
Exchangeable notes	81,382	99,900	—	—	—	—	99,900
Exchangeable note interest	999	105,894	1,998	1,998	3,996	11,988	85,914

	99,289	222,702	18,906	1,998	3,996	11,988	185,814

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

29.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Foreign exchange risk

The majority of the Group’s activities are conducted in US Dollars. Foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, where considered necessary, the Group pursues a treasury policy which periodically aims to sell US Dollars forward to match a portion of its uncovered Euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro forecasted transactions. Forward contracts normally have maturities of less than one year after the balance sheet date. There were no forward contracts in place as at December 31, 2019.

Foreign currency short term financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are those reported to key management translated into US Dollars at the closing rate:

As at December 31, 2019	EUR	GBP	SEK	CAD	BRL	Other
	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	394	138	10	3,265	238	—
Trade and other receivable	1,247	71	—	337	1,871	—
Trade and other payables	(2,350)	(27)	(142)	(47)	(796)	—

Total exposure	(709)	182	(132)	3,555	1,313	—

As at December 31, 2018	EUR	GBP	SEK	CAD	BRL	Other
	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	81	122	9	2,512	322	6
Trade and other receivable	894	113	38	430	2,065	6
Trade and other payables	(1,995)	(51)	(146)	(103)	(1,621)	(2)

Total exposure	(1,020)	184	(99)	2,839	766	10

The Group states its forward exchange contracts at fair value in the balance sheet. The Group classifies its forward exchange contracts as hedging forecasted transactions and thus accounts for them as cash flow hedges.

There were no forward exchange contracts in place at December 31, 2019 or December 31, 2018.

Sensitivity analysis

A 10% strengthening of the US Dollar against the Euro at December 31, 2019 would have increased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Profit or loss US$’000
December 31, 2019
Euro	2,282

December 31, 2018
Euro	1,818

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

29.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

A 10% weakening of the US Dollar against the Euro at December 31, 2019 would have decreased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Profit or Loss US$000
December 31, 2019
Euro	(2,790)

December 31, 2018
Euro	(2,222)

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk is as follows:

	Carrying Value December 31, 2019 US$’000	Carrying Value December 31, 2018 US$’000
Third party trade receivables (Note 18)	17,754	21,318
Finance lease income receivable (Note 18)	684	835
Cash & cash equivalents (Note 19)	15,231	30,277
Short-term investments (Note 20)	1,169	—

	34,838	52,430

The maximum exposure to credit risk for trade receivables and finance lease income receivable by geographic location is as follows:

	Carrying Value December 31, 2019 US$’000	Carrying Value December 31, 2018 US$’000
United States	8,647	9,472
Euro-zone countries	786	1,502
United Kingdom	121	132
Other European countries	7	84
Other regions	8,877	10,963

	18,438	22,153

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

29.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

The maximum exposure to credit risk for trade receivables and finance lease income receivable by type of customer is as follows:

	Carrying Value December 31, 2019 US$’000	Carrying Value December 31, 2018 US$’000
End-user customers	9,453	9,253
Distributors	7,199	11,860
Non-governmental organisations	1,786	1,040

	18,438	22,153

Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

Impairment Losses

The ageing of trade receivables at December 31, 2019 is as follows:

	Gross	Impairment	Expected Credit Loss Rate	Gross	Impairment	Expected Credit Loss Rate
	2019	2019	2019	2018	2018	2018
	US$’000	US$’000%		US$’000	US$’000%
Not past due	10,924	8	0.1%	13,917	4	—
Past due 0-30 days	3,743	6	0.2%	3,761	17	0.5%
Past due 31-120 days	2,115	27	1.3%	3,438	36	1.0%
Greater than 120 days	6,415	5,402	84.2%	4,404	4,145	94.1%

	23,197	5,443	—	25,520	4,202	—

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2019	2018	2017
	US$’000	US$’000	US$’000
Balance at January 1	4,202	3,590	3,171
Charged to costs and expenses	1,276	682	662
Amounts written off during the year	(35)	(70)	(243)

Balance at December 31	5,443	4,202	3,590

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

Following the divestiture of the Coagulation product line in 2010, the Group eliminated all bank debt. In the past, the Group has funded acquisitions using both equity and long term debt depending on the size of the acquisition and the capital structure in place at the time of the acquisition. Although at December 31, 2019 the Group has no bank debt, it maintains a relationship with a number of lending banks and Trinity Biotech is listed on the NASDAQ, which allows the Group to raise funds through equity financing where necessary. During 2015, the Group raised US$115,000,000 through the issuance of 30 year exchangeable senior notes. During 2018 the Group repurchased $15,100,000 of the exchangeable senior notes. The remaining exchangeable senior notes which will mature on April 1, 2045, subject to earlier repurchase, redemption or exchange, the earliest which is April 2022.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

29.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Fair Values

The table below sets out the Group’s classification of each class of financial assets/liabilities, their fair values and under which valuation method they are valued:

		Level 1	Level 2	Total carrying amount	Fair Value
	Note	US$’000	US$’000	US$’000	US$’000
December 31, 2019
Loans and receivables at amortised cost
Trade receivables	18	17,754	—	17,754	17,754
Cash and cash equivalents	19	15,231	—	15,231	15,231
Investments (deposits)	20	1,169	—	1,169	1,169
Finance lease receivable	16,18	684	—	684	684

		34,838	—	34,838	34,838

Liabilities at amortised cost
Exchangeable note	25	—	(82,021)	(82,021)	(82,021)
Lease liabilities	26	(20,149)	—	(20,149)	(20,149)
Trade and other payables (excluding deferred income)	23	(16,655)	—	(16,655)	(16,655)
Provisions	24	(50)	—	(50)	(50)

		(36,854)	(82,021)	(118,875)	(118,875)

Fair value through profit and loss (FVPL)
Exchangeable note bond call option	25	—	—	—	—
Exchangeable note equity conversion option	25	—	(4)	(4)	(4)
Exchangeable note bond put option	25	—	—	—	—

		—	(4)	(4)	(4)

		(2,016)	(82,025)	(84,041)	(84,041)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

29.	DERIVATIVES AND FINANCIAL INSTRUMENTS (CONTINUED)

Level 3: valuation techniques for which the lowest level of inputs that have a significant effect on the recorded fair value are not based on observable market data.

		Level 1	Level 2	Total carrying amount	Fair Value
	Note	US$’000	US$’000	US$’000	US$’000
December 31, 2018
Loans and receivables at amortised cost
Trade receivables	18	21,318	—	21,318	21,318
Cash and cash equivalents	19	30,277	—	30,277	30,277
Finance lease receivable	16,18	835	—	835	835

		52,430	—	52,430	52,430

Liabilities at amortised cost
Exchangeable note	25	—	(81,382)	(81,382)	(81,382)
Finance lease payable	26	(962)	—	(962)	(962)
Trade and other payables (excluding deferred income)	23	(16,596)	—	(16,596)	(16,596)
Provisions	24	(50)	—	(50)	(50)

		(17,608)	(81,382)	(98,990)	(98,990)

Fair value through profit and loss (FVPL)
Exchangeable note bond call option	25	—	—	—	—
Exchangeable note equity conversion option	25	—	(238)	(238)	(238)
Exchangeable note bond put option	25	—	—	—	—

		—	(238)	(238)	(238)

		34,822	(81,620)	(46,798)	(46,798)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

30.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The changes in the Group’s liabilities arising from financing activities can be classified as follows:

	Note	Borrowings & derivative financial instruments US$’000	Lease liabilities US$’000

Balance at 1 January 2019	25,26	81,620	962
Cash-flows:
Interest paid		(3,996)	—

Repayment		—	(3,533)

Non-cash:
Interest charged		3,996	—
Adoption of IFRS 16 (Note 13)		—	21,185
Additions (related to Right of Use assets)		—	679
Exchange adjustment		—	(91)
Accretion interest		639	947
Fair value		(234)	—

Balance at 31 December 2019	25,26	82,025	20,149

	Note	Borrowings & derivative financial instruments US$’000	Lease liabilities US$’000

Balance at 1 January 2018	25,26	95,185	886
Cash-flows:
Interest paid		(4,503)	—
Repurchase		(12,042)	—
Repayment.		—	(374)
Proceeds		—	481

Non-cash:
Interest charged		4,352	—
Reduction in accrued interest payable		150	—
Exchange adjustment		—	(31)
Accretion interest		689	—
Fair value		(2,211)	—

Balance at 31 December 2018	25,26	81,620	962

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

31.	POST BALANCE SHEET EVENTS

Decision to close Carlsbad manufacturing plant in 2020

The last number of years have seen a steady migration of customers away from using the Western Blot testing format for diagnosing Lyme in favour of alternative testing platforms.  Production volumes at our Carlsbad, California facility (which specialises in Western Blot manufacturing) have declined steadily to the extent that it no longer makes economic sense to continue.  Consequently, in the early part of 2020, management decided to close this facility from June 30, 2020.

During the period until closure, final batches of Lyme Western Blot for remaining customers will be produced, whilst simultaneously transferring non-Lyme product manufacturing to other Group facilities.  No provision has been reflected in the 2019 financial statements relating to the costs associated with closing this facility, terminating employment contracts, transferring assets to new locations in the Group. The Company recorded a provision of US$2.4 million in its income statement for Q1, 2020 to cover the related closure costs. This primarily includes the write-off of inventory and redundancy costs and is mainly non-cash in nature.

Covid-19 pandemic

Impact on Revenues

Subsequent to the balance sheet date, the Company’s revenues have been significantly impacted by the Covid-19 Pandemic with the greater impact being seen from April 2020 onwards. In particular, this resulted in significant reduction in:

•	Haemoglobins revenues – including both instrument and consumables revenues with the impact being greater on diabetes (A1c) rather than on haemoglobin variant revenues.

•	Autoimmune revenues – testing volumes were particularly impacted at our reference laboratory in Buffalo, New York but there were also lower product sales in all major markets.

•	HIV, Infectious Diseases and Clinical chemistry product sales.

However, there were increases in sales of our transport medium product (used to transport Covid-19 patient samples in a stable environment), respiratory tests for Legionnaire’s Disease and Strep Pneumoniae and of coronavirus-related antibodies sold by our life sciences supply business, Fitzgerald.

Covid-19 Expenditure Reduction Measures

 All of the company’s operations have remained open during the pandemic though at reduced levels of output in line with expected demand. However, in response to the expected reduction in revenues, the company undertook a number cost cutting measures which included the following:

•
The company furloughed a large percentage of its work forces in the USA, Ireland and Canada in April, 2020. Meanwhile, in Brazil and other locations, staff costs were also significantly reduced by means of pay cuts.

•	The elimination of virtually all travel costs and significant reductions in discretionary sales and marketing expenditure.

•
Availing of governmental supports.  This included the receipt of US$4.5 million of loans under the U.S. government’s Paycheck Protection Program (“PPP”).  Under the provisions of the PPP, these loans will be partially or totally forgiven, based on the extent to which a borrower’s workforce returns to normal levels in the eight-week period immediately following the loans being granted. Upon receipt of these loans, the Company ended the furloughing of all staff in the USA and therefore expects that a large percentage of these loans will be forgiven later in 2020, once the necessary verification has taken place.   In Ireland, the company also availed of economic support mechanisms being provided by the Irish Government though a significant level of furloughing continued into June, 2020, mainly due to the expected lower demand for HIV products for the African market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

31.	POST BALANCE SHEET EVENTS (CONTINUED)

Impact on Working Capital

Due to the measures implemented by the company in response to falling demand for products the Company’s cash position at May 31, 2020 was similar to that reported in the financial statements as at 31 December, 2019.  Furthermore, the Company has not seen any significant deterioration in the recoverability of its inventory and accounts receivables balances as at 31 December, 2019. Meanwhile, the company is continuing to pay its creditors.

Asset Impairment

The annual impairment test on the carrying value of goodwill and other assets was carried out as at December 31, 2019 – see note 14. In determining whether a potential asset impairment exists, a range of internal and external factors are considered. However, the impairment test only takes into account conditions existing at the end of the reporting period. COVID-19 began to impact the population of Wuhan, China in December 2019 and initially the outbreak was largely concentrated in China. It was declared to be a pandemic by the World Health Organization in March 2020. The Company’s impairment test as at December 31, 2019 therefore does not reflect the downturn in economic activity or the aforementioned impacts on the Company’s revenues and expenditure caused by the Covid-19 pandemic.

If the impairment test was reperformed using projections which take into account the aforementioned impacts on revenues and expenditure, the impairment loss as at December 31, 2019 for Primus Corp. and Immco Diagnostics would be higher by US$1.8 million and US$1.7 million respectively. The reason these two Cash Generating Units are the only units affected is that the other Cash Generating Units’ assets were already fully impaired, except Fitzgerald, as at December 31, 2019.

32.	ACCOUNTING ESTIMATES AND JUDGEMENTS

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

Key sources of estimation uncertainty

Note 14 contains information about the assumptions and the risk factors relating to goodwill impairment. Note 22 outlines information regarding the valuation of share options and warrants. Note 25 outlines the valuation techniques used by the Company in determining the fair value of exchangeable notes and the associated embedded derivatives. In Note 29, detailed analysis is given about the interest rate risk, credit risk, liquidity risk and foreign exchange risk of the Group. The Group recognises revenue when it transfers control over a good or service to a customer.

Critical accounting judgements in applying the Group’s accounting policies

Certain critical accounting judgements in applying the Group’s accounting policies are described below:

Research and development expenditure

Under IFRS as issued by IASB, the Group writes off research and development expenditure as incurred, with the exception of expenditure on projects whose outcome has been assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues. Such expenditure is capitalised at cost within intangible assets and amortised over its expected useful life of 15 years, which commences when commercial production starts. For further information, refer to Note 14.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

32.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

When we determine that the carrying value of intangibles, non-current assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on our estimates of projected net discounted cash flows expected to result from that asset, including eventual disposition. Our estimated impairment could prove insufficient if our analysis overestimated the cash flows or conditions change in the future. For further information, refer to Note 14.

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write-off any inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. For further information, refer to Note 17.

Allowance for impairment of receivables

Revenue is recognised to the extent that it is probable that economic benefit will flow to the Group and the revenue can be measured. No revenue is recognised if there is uncertainty regarding recovery of the consideration due at the outset of the transaction or the possible return of goods. We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected. For further information, refer to Note 29.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

32.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

Note 15 to the consolidated financial statements outlines the basis for the deferred tax assets and liabilities and includes details of the unrecognised deferred tax assets at year end. The Group derecognised deferred tax assets arising on unused tax losses except to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilized before they expire. The derecognition of these deferred tax assets was considered appropriate in light of the increased tax losses caused by the restructuring and uncertainty over the timing of the utilization of the tax losses. Except for the derecognition of deferred tax assets there were no material changes in estimates used to calculate the income tax expense provision during 2019, 2018 or 2017.

IFRS 16

IFRS 16, Leases, requires entities to make certain judgements and estimations. Critical judgements was required by the Company in the following areas:
•	Determining whether or not a contract contains a lease. Company assessed if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration

•
Significant judgement is also required in establishing whether or not it is reasonably certain that an extension option will be exercised, considering whether or not it is reasonably certain that a termination option will not be exercised. In making this decision, management considered the facts and circumstances that create a significant economic incentive. Factors specific to the asset, the entity and the wider market were also considered.

•
Further, critical judgement is involved in determining whether or not variable lease payments are truly variable, or in-substance fixed. In-substance variable lease payments are treated as fixed lease payments.

Key source of estimation and uncertainty is calculation of the appropriate discount rate to use. When making the determination, the company considered the rate of interest that they would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

33.	GROUP UNDERTAKINGS

The consolidated financial statements include the financial statements of Trinity Biotech plc and the following principal subsidiary undertakings:

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Trinity Biotech plc IDA Business Park, Bray Co. Wicklow, Ireland	Investment and holding company	Ireland	Holding company

Trinity Biotech Manufacturing Limited IDA Business Park, Bray Co. Wicklow, Ireland	Manufacture and sale of diagnostic test kits	Ireland	100%

Trinity Research Limited IDA Business Park, Bray Co. Wicklow, Ireland	Research and development	Ireland	100%

Benen Trading Limited IDA Business Park, Bray Co. Wicklow, Ireland	Trading	Ireland	100%

Trinity Biotech Manufacturing Services Limited IDA Business Park, Bray Co. Wicklow, Ireland	Dormant	Ireland	100%

Trinity Biotech Luxembourg Sarl 1, rue Bender, L-1229 Luxembourg	Investment and provision of financial services	Luxembourg	100%

Trinity Biotech Inc Girts Road, Jamestown, NY 14702, USA	Holding Company	U.S.A.	100%

Clark Laboratories Inc Trading as Trinity Biotech (USA) Girts Road, Jamestown NY14702, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Mardx Diagnostics Inc 5919 Farnsworth Court Carlsbad CA 92008, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Fitzgerald Industries International, Inc 2711 Centerville Road, Suite 400 Wilmington, New Castle Delaware, 19808, USA	Management services company	U.S.A.	100%

Biopool US Inc (trading as Trinity Biotech Distribution) Girts Road, Jamestown NY14702, USA	Sale of diagnostic test kits	U.S.A.	100%

Primus Corporation 4231 E 75th Terrace Kansas City, MO 64132, USA	Manufacture and sale of diagnostic test kits and instrumentation	U.S.A.	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019

32.	GROUP UNDERTAKINGS (CONTINUED)

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Phoenix Bio-tech Corp. 1166 South Service Road West Oakville, ON L6L 5T7 Canada.	Manufacture and sale of diagnostic test kits	Canada	100%

Fiomi Diagnostics Holding AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Holding Company	Sweden	100%

Fiomi Diagnostics AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Discontinued operation	Sweden	100%

Trinity Biotech Do Brasil Comercio e Importacao Ltda Rua Silva Bueno 1.660 – Cj. 101/102 Ipiranga Sao Paulo Brazil	Sale of diagnostic test kits	Brazil	100%

Trinity Biotech (UK) Ltd Mills and Reeve LLP Botanic House 100 Hills Road Cambridge, CB2 1PH United Kingdom	Sales & marketing activties	UK	100%

Immco Diagnostics Inc 60 Pineview Drive Buffalo NY 14228, USA	Manufacture and sale of autoimmune products and laboratory services	U.S.A.	100%

Nova Century Scientific Inc 5022 South Service Road Burlington Ontario Canada	Manufacture and sale of autoimmune products	Canada	100%

Trinity Biotech Investment Ltd PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands	Investment and provision of financial services	Cayman Islands	100%

33.	AUTHORISATION FOR ISSUE

These Group consolidated financial statements were authorised for issue by the Board of Directors on June 15, 2020.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

TRINITY BIOTECH PLC

By:	/s/ RONAN O’CAOIMH
Mr Ronan O’Caoimh
Director/
Chief Executive Officer

Date: June 15, 2020

By:	/s/ KEVIN TANSLEY
Mr Kevin Tansley
Company secretary/
Chief Financial Officer

Date: June 15, 2020

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