Form 20-F
period 2020-12-31
TRINITY BIOTECH PLC
filed 2021-04-30
CIK 888721

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

John Gillard
Chief Financial Officer
Tel: +353 1276 9800
Fax: +353 1276 9888
IDA Business Park, Bray, Co. Wicklow, Ireland
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares (each representing 4 ‘A’ Ordinary Shares, par value US$0.0109)	TRIB	NASDAQ Global Market

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
(as of December 31, 2020)

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

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                            Accelerated filer  ☐                            Non-accelerated filer  ☒                            Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

       Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Yes ☐   No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statements on Form S-8 File Nos. 333-182279,333-195232 and 333-253070.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

As used herein, references to “we”, “us”, “Trinity Biotech” or the “Group” in this Form 20-F shall mean Trinity Biotech plc and its world-wide subsidiaries, collectively. References to the “Company” in this annual report shall mean Trinity Biotech plc.

Our consolidated financial statements appearing in this Annual Report are prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The IFRS applied are those effective for accounting periods beginning January 1, 2020. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. We present our consolidated financial statements in U.S. Dollars and except as otherwise stated herein, all monetary amounts in this annual report have been presented in US Dollars. All references in this annual report to “Dollars” and “$” are to US Dollars, and all references to “Euro” or “€” are to European Union Euro. For presentation purposes all financial information, including comparative figures from prior periods, have been stated in round thousands.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the markets in which we operate, including our competitive position and market opportunity, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Item 3.D. “Risk Factors” below.

Statements made in this Annual Report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this Annual Report, you may read the document itself for a complete description of its terms, and the summary included herein is qualified by reference to the full text of the document which is incorporated by reference into this Annual Report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are neither historical facts nor assurances of future performance. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties some of which are beyond our control, and are made in light of information currently available to us.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

•	the development of our products;

•	the potential attributes and benefit of our products and their competitive position;

•	our ability to successfully commercialize, or enter into strategic relationships with third parties to commercialize, our products;

•	our estimates regarding expenses, future revenues, capital requirements and our need for additional financing;

•	our ability to acquire or in-licence new product candidates;

•	potential strategic relationships; and

•	the duration of our patent portfolio.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of important factors, including, without limitation, the important risk factors set forth in Item 3.D. “Risk Factors” of this Annual Report.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we have filed as exhibits hereto completely and with the understanding that our actual future results or performance may be materially different from what we expect.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The Company has adopted the amended rule that registrants are no longer required to provide five years of selected financial data.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

 D.     Risk Factors

Summary of Risk Factors

Investing in our shares involves a high degree of risk and uncertainty. You should carefully consider all of the information set forth in this Form 20-F, including the following summary of risk factors, when investing in our securities. These risks and uncertainties reflect the international scope of our company’s operations and the highly regulated industry in which it operates. The risks and uncertainties presented below, which are discussed in more detail in the Risk Factors are reviewed on an annual basis and represent the principal risks and uncertainties faced by us at the time of compilation of this annual report on Form 20-F. During the course of 2021, new risks and uncertainties may materialise attributable to changes in markets, regulatory environments and other factors and existing risks and uncertainties may become less relevant, including the following:

Risks Related to our Business & Industry

•
Competition and trading conditions - our ability to sell products could be adversely affected by competition from new and existing diagnostic products, changing conditions in the diagnostic market, including, inter alia, reductions in government funding and sector consolidation.

•	New product development - our long-term success depends upon the successful development and commercialization of new products.

•	Capital structure - we may require future additional capital.

•
Borrowings - we have incurred substantial debt, which could impair our flexibility and access to capital and adversely affect our financial position. To the extent we are unable to repay our debt as it becomes due with cash on hand or from other sources, we will need to refinance our debt, sell assets or repay the debt with the proceeds from equity offerings in order to continue in business. Our ability to obtain additional funding may determine our ability to continue as a going concern.

•
Product recalls and claims - our products may in the future be subject to product recalls that could harm our reputation, business and financial results. If our products cause or contribute to a death or a serious injury, or malfunction in certain ways, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or regulatory agency enforcement actions. We may be subject to liability resulting from our products or services.

•	Corporate strategy - failure to achieve our financial and strategic objectives could have a material adverse impact on our business prospects.

•	Global economic conditions – changes may have a material adverse impact on our results.

•	Pandemic impact - the Covid-19 outbreak could significantly disrupt our operations and adversely affect our results of operations.

•
People - we are highly dependent on our senior management team and other key employees, and the loss of one or more of these employees or the inability to attract and retain qualified personnel as necessary could adversely affect our operations.

•
Supply chains - significant interruptions in production at our principal manufacturing facilities and/or third-party manufacturing facilities would adversely affect our business and operating results. We are dependent on third-party suppliers for certain critical components and the primary raw materials required for our test kits. Our inability to manufacture products in accordance with applicable specifications, performance standards or quality requirements could adversely affect our business.

•
Distributor network - our revenues are highly dependent on a network of distributors worldwide. Our success depends on our ability to service and support our products directly or in collaboration with our strategic partners.

•
Cyber security - our ability to protect our information systems and electronic transmissions of sensitive data from data corruption, cyber-based attacks, security breaches or privacy violations is critical to the success of our business.

•	Foreign exchange - our sales and operations are subject to the risks of fluctuations in currency exchange rates.

•	Financial impairment - the large amount of intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

•	Taxation - tax matters, including disagreements with taxing authorities, the changes in corporate tax rates and imposition of new taxes could impact our results of operations and financial condition.

•
Acquisitions - future acquisitions may be less successful than expected, not generate the expected benefits, disrupt our ongoing business, distract our management, increase our expenses and adversely affect our business, and therefore, growth may be limited.

•	Brexit - the United Kingdom’s withdrawal from the European Union could potentially impact our supply chains and the market for our products in the United Kingdom.

•
Environmental, Social and Governance - increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to our Environmental, Social and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.

Risks Related to Government Regulations

•
Clinical trials - clinical trials necessary to support future premarket submissions will be expensive and will require enrolment of suitable patients who may be difficult to identify and recruit. Delays or failures in our clinical trials will prevent us from commercializing any modified or new products and will adversely affect our business, operating results and prospects. If the third parties on whom we rely to conduct our pre-clinical studies and clinical trials and to assist in pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory approval or commercialize our products. The results of our clinical trials may not support our product candidate claims.

•
Regulatory compliance - we may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved or “off-label” uses. If the FDA were to modify its policy of enforcement discretion with respect to our laboratory developed tests, we could incur substantial costs and delays associated with trying to obtain premarket clearance or other approvals.

•
Product approvals - if we fail to maintain regulatory approvals and clearances our ability to commercially distribute and market these products could suffer. Failure to comply with FDA or other regulatory requirements may require us to suspend production of our products or institute a recall which could result in higher costs and a loss of revenues. Modifications to our products may require new 510(k) clearances or pre-market approvals, or may require us to cease marketing or recall the modified products until clearances or approvals are obtained. Our laboratory business could be harmed from the loss or suspension of a licence or imposition of a fine or penalties under, or future changes in, the law or regulations of the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”), or those of other state or local agencies.

•
International regulations - we face risks relating to our international sales and business operations, including regulatory risks, which could impact our current business operations and growth strategy.

•
Healthcare industry laws - we are subject to various laws targeting fraud and abuse in the healthcare industry. Changes in healthcare regulation could affect our revenues, costs and financial condition.

•	Public company regulations - compliance with regulations governing public company corporate governance and reporting is complex and expensive.

Risks Related to Our Intellectual Property

•	Proprietary rights - we may be unable to protect or obtain proprietary rights that we utilise or intend to utilise.
•
Patent protection – our patent protection may not be sufficiently broad to compete effectively, the existing patents could be challenged; and trade secrets and confidential know-how could be obtained by competitors.  Our patent protection could be reduced or eliminated for non-compliance with various procedural requirements or due to changes in patent law. We may be involved in lawsuits to enforce our patents, the patents of our licensors or our other intellectual property rights, which could be expensive, time consuming and unsuccessful. Product infringement claims by other companies could result in costly disputes and could limit our ability to sell our products.

Risks Related to Ownership of our ADSs

•	Information - as a foreign private issuer we are exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a domestic U.S. reporting company.
•	Passive foreign investment company - we may be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.
•	Volatility - the market price of our ADSs has been, and may continue to be, highly volatile. Future sales of our ADSs could reduce the market price of the ADSs.
•	Capital - we expect we will need additional capital in the future.
•	Dilution - the conversion of our outstanding employee share options would dilute the ownership interest of existing shareholders.
•	Governed by Irish law - it could be difficult for US holders of ADSs to enforce any securities laws claims against Trinity Biotech, its officers or directors in Irish Courts.
•	Dividends - we have no plans to pay dividends on our ADSs, and you may not receive funds without selling the ADSs.
•	Voting rights of holders of ADSs – the terms of the deposit agreement limits the voting rights of holders of ADSs.

Risks Related to our Business & Industry

Our ability to sell products could be adversely affected by competition from new and existing diagnostic products.

We have invested in research and development but there can be no guarantees that our R&D programmes will not be rendered technologically obsolete or financially non-viable by the technological advances of our competitors, which would also adversely affect our existing product lines and inventory. Our main competitors (and their principal products with which we compete) include: Abbott Diagnostics (AxSYM™, IMx™, i-STAT®, Determine™, Wampole™, Athena™, Biosite Triag®), Arkray (HA-8180), Bio-Rad (Bio-Plex™, Variant II, Turbo and D10™), Diasorin Inc. (Liasion™, ETIMAX™), Ortho Clinical Diagnostics (Vitros™), Roche Diagnostics (COBAS AMPLICOR™, Ampliscreen™, Accutrend™, Tina Quant™), Siemens – Beckman Coulter (Uni-Cel), Siemens – Dade-Behring (BEP 2000, Enzygnost®), Siemens – Bayer (Centaur™), Siemens – DPC (Immulite™), Thermo Fisher (Konelab™), Copan (UTM ®), Becton Dickenson (BD universal viral transport system) and Tosoh (G8™).

The diagnostics industry is focused on the testing of biological specimens in a laboratory or at the point-of-care and is highly competitive and rapidly changing. As new products enter the market, our products may become obsolete or a competitor’s products may be more effective or more effectively marketed and sold than ours. If we fail to maintain and enhance our competitive position, our customers may decide to use products developed by competitors which could result in a loss of revenues and adversely affect our results of operations, cash flow and business.

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

Our tests compete with products made by our competitors. Multiple competitors are making investments in competing technologies and products, and a number of our competitors have significantly greater financial, technical, research and other resources. Some competitors offer broader product lines and may have greater market presence or name recognition than we have. If we receive FDA clearance, and in order to achieve market acceptance, we and/or our distributors will likely be required to undertake substantial marketing efforts and spend significant funds to inform potential customers and the public of the existence and perceived benefits of our products. Our marketing efforts for these products may not be successful. As such, there can be no assurance that these products will obtain significant market acceptance and fill the market needs that are perceived to exist on a timely basis, or at all.

We have incurred substantial debt, which could impair our flexibility and access to capital and adversely affect our financial position.

As of December 31, 2020, we had total indebtedness with a carrying value of approximately US$102.8 million, which included US$84.0 million of outstanding indebtedness under our 4% exchangeable notes due in 2045. The exchangeable notes have a nominal amount of US$99.9 million and include a number of put and call options. The earliest date on which holders can require Trinity Biotech to repurchase their notes at par is April 1, 2022.

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

In addition, the holders of the exchangeable notes have the ability to require us to repurchase their notes for cash if we undergo certain fundamental changes, such as specified change of control transactions, our liquidation or dissolution, or the delisting of our ordinary shares from the Nasdaq Global Market. Moreover, upon exchange of the exchangeable notes, unless we elect to deliver only our ordinary shares to settle such exchange, we will be required to make cash payments in respect of the exchangeable notes. We may not have enough available cash or be able to obtain financing at the time we are required to make any required repurchases of surrendered exchangeable notes or to pay cash upon exchanges of the exchangeable notes. Our failure to repurchase the exchangeable notes at a time when the repurchase is required by the indenture governing the exchangeable notes or to pay any cash payable on future exchanges of the exchangeable notes as required by the indenture governing the exchangeable notes would constitute a default under that indenture. If the repayment of the related indebtedness were to be accelerated, we may not have sufficient funds to repay the related indebtedness, which could have a material adverse effect on our financial condition and our business.

To the extent we are unable to repay our debt as it becomes due with cash on hand or from other sources, we will need to refinance our debt, sell assets or repay the debt with the proceeds from equity offerings in order to continue in business. Additional indebtedness or equity financing may not be available to us in the future for the refinancing or repayment of existing debt, or if available, such additional debt or equity financing may not be available on a timely basis, or on terms acceptable to us and within the limitations specified in our then existing debt instruments. In addition, in the event we decide to sell additional assets, we can provide no assurance as to the timing of any asset sales or the proceeds that could be realized by us from any such asset sale.

Our ability to obtain additional funding may determine our ability to continue as a going concern.  Our directors have considered our company’s current financial position and cash flow projections, taking into account all known events and developments including the Covid-19 pandemic. The directors believe that we will be able to continue our operations for at least the next 12 months from the date of this report and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis. In making this assessment, the directors have considered the potential repayment in April 2022 of part or all of the US$99.9 million exchangeable notes under the terms of the indenture for such exchangeable notes. Failure to secure additional financing in a timely manner and on favourable terms could have a material adverse effect on our financial performance, results of operations and share price and may require the Group to curtail or cease operations, sell off its assets, seek protection from its creditors through bankruptcy proceedings, or otherwise.  Furthermore, additional equity financing may be dilutive to the holders of our ADSs, and debt financing, if available, may involve restrictive covenants. Any additional financing could have a negative effect on shareholders.

Our business could be adversely affected by changing conditions in the diagnostic market.

The diagnostics industry is in transition with a number of changes that affect the market for diagnostic test products. The diagnostics industry has experienced considerable consolidation through mergers and acquisitions in the past several years. For example, major consolidation among reference laboratories and the formation of multi-hospital alliances, reducing the number of institutional customers for diagnostic test products. There can be no assurance that we will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers. In the recent past, we have discontinued selling our Lyme Western Blot and HIV point-of-care tests in USA due to changing market conditions which made those sales uncommercial.

Further, this consolidation trend may result in the remaining companies having greater financial resources and technological capabilities, thereby intensifying competition in the industry, which could have a material adverse effect on our business.

Reductions in government funding to agencies and organizations we work with could adversely affect our business and financial results.

We sell our products into the public health market, which consists of state, county and other governmental public health agencies, community based organizations, service organizations and similar entities. Many of these customers depend to a significant degree on grants or funding provided by governments or governmental agencies to run their operations, including programs that use our products, such as our HIV testing products. In international markets, we often sell our products to parties funded by such agencies. The level of available government grants or funding is unpredictable, and certain organizations may not have their contracts renewed for funding. Available funding may be affected by various factors including future economic conditions, legislative and regulatory developments, political changes, civil unrest, changing public health priorities and changing priorities for research and development activities. Any reduction or delay in government funding or change in organizational contracts could cause our customers to delay, reduce or forego purchases of our products or cause short term or long term fluctuations in our product revenues through these channels.

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

The trend towards managed care, together with healthcare reform of the delivery system in the United States and efforts to reform in Europe, has resulted in increased pressure on healthcare providers and other participants in the healthcare industry to reduce selling prices. Consolidation among healthcare providers and consolidation among other participants in the healthcare industry has resulted in fewer, more powerful groups, whose purchasing power gives them cost containment leverage. In particular, there has been a consolidation of laboratories. These industry trends and competitive forces place constraints on the levels of overall pricing, and thus could have a material adverse effect on our gross margins for products we sell in clinical diagnostic markets.

Our long-term success depends upon the successful development and commercialization of new products.

Our long-term viability and growth will depend upon the successful discovery, development and commercialization of new and enhanced products from our research and development (“R&D”) activities. In order to remain competitive, we are committed to significant expenditures on R&D and the commercialization of new or enhanced products. The R&D process generally takes a significant amount of time from product inception to commercial launch. However, there is no certainty that this investment in research and development will yield technically feasible or commercially viable products. We may have to abandon a new or enhanced product during its development phase after our investment of substantial time and money. During the fiscal years ended December 31, 2020, 2019 and 2018, we incurred US$6.9 million, US$9.6 million and US$9.9 million, respectively, in capitalised R&D expenses. We expect to continue to incur significant costs related to our research and development activities.

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

We may require future additional capital.

Our future liquidity and ability to meet our future capital requirements will depend on numerous factors, including, but not limited to, the following:

•	The costs and timing of expansion of sales and marketing activities;

•	The timing and size of any repayment requirements for existing debt obligations;

•	The timing and success of the commercial launch of new products;

•	The extent to which we gain or expand market acceptance for existing, new or enhanced products;

•	The costs and timing of the expansion of our manufacturing capacity;

•	The success of our research and product development efforts;

•	The time, cost and degree of success of conducting clinical trials and obtaining regulatory approvals;

•	The magnitude of capital expenditures;

•	Changes in existing and potential relationships with distributors and other business partners;

•	The costs involved in obtaining and enforcing patents, proprietary rights and necessary licences;

•	The costs and liability associated with patent infringement or other types of litigation;

•	Competing technological and market developments; and

•	The scope and timing of strategic acquisitions.

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

We are also required to comply with the FDA’s Medical Device Reporting (“MDR”) requirements in the United States and comparable regulations worldwide, such as the Health Products Regulatory Authority (“HPRA”). For example, under the FDA’s MDR regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. In addition, all manufacturers placing medical devices in European Union markets are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the Competent Authority in whose jurisdiction the incident occurred.

Were this to happen to us, the relevant Competent Authority would file an initial report, and there would then be a further inspection or assessment if there are particular issues. This would be carried out either by the Competent Authority or it could require that our Notified Body, carry out the inspection or assessment.

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

We may be subject to liability resulting from our products or services.

We may be subject to claims for personal injuries or other damages if any of our products, services, or any product which is made with the use or incorporation of any of our technologies, causes injury of any type or is found otherwise unsuitable during product testing, manufacturing, marketing, sale or usage. There is no assurance that we would be successful in defending any product liability lawsuits brought against us. Regardless of merit or eventual outcome, product liability claims could result in:

•	Decreased demand for our products;

•	Lost revenues;

•	Damage to our image or reputation;

•	Costs related to litigation;

•	Diversion of management time and attention; and

•	Incurrence of damages payable to plaintiffs.

We have global product liability insurance in place for our manufacturing subsidiaries up to a maximum of €6,500,000 (US$7,944,000) for any one accident, limited to a maximum of €6,500,000 (US$7,944,000) in any one-year period of insurance and is subject to a deductible. The Company also has professional indemnity insurance for its laboratory services business up to a maximum of US$5,000,000 for each claim and aggregate limit and is subject to a deductible. There can be no assurance that our product liability insurance is sufficient to protect us against liability that could have a material adverse effect on our business. In addition, although we believe that we will be able to continue to obtain adequate coverage in the future, there is no assurance that we will be able to do so at acceptable costs.

Our products may be subject to product recalls that could harm our reputation, business and financial results.

Manufacturers may, on their own initiative, initiate actions, including a non-reportable market withdrawal or a reportable product recall, for the purpose of correcting a material deficiency, improving device performance, or for other reasons. Additionally, the FDA and similar foreign health or governmental authorities have the authority to require an involuntary recall of commercialized products in the event of material deficiencies or defects in design, manufacturing or labeling or in the event that a product poses an unacceptable risk to health. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that a device intended for human use would cause serious, adverse health consequences or death. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, modifications, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. The FDA requires that certain classifications of recalls be reported to FDA within 10 working days after the recall is initiated.

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

As a result of any number of risk factors identified herein, no assurance can be given that we will be successful in implementing our financial and strategic objectives. In addition, the funds for research, clinical development and other projects have in the past come partly from our business operations. If our business slows and we have less money available to fund research and development and clinical programs, we will have to decide at that time which programs to cut, and by how much. Similarly, if adequate financial, personnel, equipment or other resources are not available, we may be required to delay or scale back our business. Our operations will be adversely affected if our total revenue and gross profits do not correspondingly increase or if our technology, product, clinical and market development efforts are unsuccessful or delayed.

Furthermore, our failure to successfully introduce new or enhanced products and develop new markets could have a material adverse effect on our business and prospects.

Global economic conditions may have a material adverse impact on our results.

Uncertainty in global economic conditions may continue for the foreseeable future and intensify. This uncertainty poses a risk to the overall economy that could impact demand for our products, as well as our ability to manage normal commercial relationships with our customers, suppliers and creditors, including financial institutions. Volatile economic conditions have adversely affected and could continue to adversely affect our financial performance and condition or those of our customers and suppliers. These circumstances could adversely affect our access to liquidity needed to conduct or expand our business or conduct future acquisitions, refinance existing debts, or make other discretionary investments. Many of our customers rely on public funding provided by federal, state and local governments, and this funding may be reduced or deferred as a result of economic conditions.

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

Public health emergencies, epidemics or pandemics, such as the emergence and spread of the Covid‑19 pandemic, have the potential to significantly impact our operations through a decrease in demand for our products, interruption to business and a reduction in staff availability.

The Covid‑19 pandemic has had a material impact on the healthcare industry and specifically the medical diagnostics sector in which we operate. The continued uncertainty around the global pandemic could have an adverse effect on our operating results, cash flows, financial condition and/or prospects.

The global spread of Covid‑19 and the public healthcare measures implemented by governments, such as quarantines and the temporary closure of businesses has led to and may continue to lead to fewer patients presenting themselves for medical check-ups resulting in a fall in demand for certain of our products which was offset by increased demand within our Covid-19 related portfolio of products. Furthermore, funding allocated to combatting Covid-19 may result in a reduction or a postponement in the funding available for other diseases, conditions and disorders that our products are used to diagnose.

We operate in a labour‑intensive industry where employees’, contractors’ and customers’ activities can be adversely impacted by the availability of people to produce, manufacture or install our products. Covid-19 lead to the temporary closure of our manufacturing sites and associated furloughing of some staff.  Furthermore, Covid-19 has reduced our ability to visits customers and suppliers and has required some of our staff to work from home in line with public health measures. Any significant loss of employee resources for a sustained period of time due to lockdown restrictions, self‑isolation or sickness as a result of a public health emergency could impact our ability to produce, manufacture and deliver goods. Similarly, our customer facing activities could be adversely impacted by similar employee availability issues.

The situation with the Covid‑19 pandemic remains fluid and uncertain at this time. While it is not possible to predict the full extent and duration of any further impacts, there could be a period where demand for our Covid-19 related portfolio of products declines but the revenues for our other, non-Covid related products remain below historical levels due to the pandemic. There is no certainty that we will be successful in our efforts to mitigate against these risks posed by Covid-19.

We are highly dependent on our senior management team and other key employees, and the loss of one or more of these employees or the inability to attract and retain qualified personnel as necessary could adversely affect our operations.

Our success is dependent to a large extent upon the contributions of certain key management personnel. Our key employees at December 31, 2020 were Ronan O’Caoimh, our CEO and Chairman, Jim Walsh, Executive Director, and John Gillard, our CFO/Executive Director. We may not be able to attract or retain a sufficient number of qualified employees in the future due to the intense competition for qualified personnel among medical products and other life science businesses.

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

Products manufactured at our facilities in Bray, Ireland, Jamestown and Buffalo, New York, Kansas City, Missouri and Carlsbad, California accounted for the majority of our revenues during the fiscal year ended December 31, 2020. Our global supply of these products and services is dependent on the uninterrupted and efficient operation of these facilities. In addition, we currently rely on a small number of third-party manufacturers to produce certain of our diagnostic products and product components.

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

The operations of our facilities or these third-party manufacturing facilities could be adversely affected by fire, power failures, natural or other disasters, such as earthquakes, floods, pandemics, or terrorist threats. Although we carry insurance to protect against certain business interruptions at our facilities, some pieces of manufacturing equipment are difficult to replace and could require substantial replacement lead-time. There can be no assurance that such coverage will be adequate or that such coverage will continue to remain available on acceptable terms, if at all.

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

We may also be required to assess the new manufacturer’s compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. As a result, we could incur increased production costs, experience delays in deliveries of our products, suffer damage to our reputation, and experience an adverse effect on our business and financial results. Any significant interruption in our or third-party manufacturing capabilities could materially and adversely affect our operating results.

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

Although Trinity Biotech does not plan to be dependent upon any one source for these critical components or raw materials, alternative sources of antibodies with the characteristics and quality desired by Trinity Biotech may not be available. Such unavailability could affect the quality of our products and our ability to meet orders for specific products.

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

Our revenues are highly dependent on a network of distributors worldwide.

We currently distribute our product portfolio through distributors in approximately 75 countries worldwide. Our continuing economic success and financial security is dependent on our ability to secure effective channels of distribution on favourable trading terms with suitable distributors.

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

To the extent that we or our strategic partners fail to maintain a high quality level of service and support for diagnostic products, there is a risk that the perceived quality of our products will be diminished in the marketplace. Likewise, we may fail to provide the level, quantity or quality of service expected by the marketplace.  These risks have increased as a result of the public health restrictions put in place due to Covid-19. This could result in slower adoption rates and lower than anticipated utilisation of our products which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to protect our information systems and electronic transmissions of sensitive data from data corruption, cyber-based attacks, security breaches or privacy violations is critical to the success of our business.

We are highly dependent on information technology networks and systems, including the Internet, to securely process, transmit and store electronic information, including personal information of our customers. Security breaches of this infrastructure, including physical or electronic break-ins, computer viruses, malware attacks by hackers and similar breaches, can cause all or portions of our websites to be unavailable, create system disruptions, shutdowns, erasure of critical data and software or unauthorised disclosure of confidential information. We invest in security technology to protect our data against risks of data security breaches and cyber-attacks and we have implemented solutions, processes, and procedures to help mitigate these risks, such as encryption, virus protection, security firewalls and comprehensive information security and privacy policies. However, despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. We have been the victim of cyber-attacks but these have had no material impact on our operations. The age of our information technology systems, as well as the level of our protection and business continuity or disaster recovery capability, varies from site to site, and there can be no guarantee that any such plans, to the extent they are in place, will be effective. In addition, a security breach or privacy violation that leads to disclosure of personal information, including but not limited to employee or consumer information (including personally identifiable information or protected health information) could harm our reputation, compel us to comply with disparate state breach notification laws and otherwise subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. If we are unable to prevent further security breaches or privacy violations or implement satisfactory remedial measures, our operations could be disrupted, we may be subject to legal claims or proceedings, or we may suffer loss of reputation, financial loss and other regulatory penalties because of lost or misappropriated information, including sensitive consumer data, which could have a material adverse impact on our business, financial condition and results of operations. While we currently expend resources to protect against cyber-attacks and security breaches, hackers and other cyber criminals are using increasingly sophisticated and constantly evolving techniques, and we may need to expend additional resources to continue to protect against potential security breaches or to address problems caused by such attacks or any breach of our safeguards. In addition, a data security breach could distract management or other key personnel from performing their primary operational duties.

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

A substantial portion of our operations are based in Ireland and Europe is one of our main sales territories. As a result, changes in the exchange rate between the U.S. Dollar and the Euro can have significant effects on our results of operations. In addition, in markets where we invoice in U.S. Dollars but where the local currency has weakened, we have been required to reduce our pricing in order to preserve our competitiveness. We have an exposure to the Canadian Dollar through our two Canadian subsidiaries and to the Brazilian Real through our Brazilian subsidiary. We also have revenues and costs denominated in British Sterling. The discontinued operation in Sweden, Fiomi Diagnostics, also gives us a Swedish Krona exposure.

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

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and acquired indefinite life intangible assets are subject to impairment review on an annual basis and whenever potential impairment indicators are present. Other long-lived assets are reviewed when there is an indication that an impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet as of December 31, 2020 was US$34 million (2019: US$44 million) (2018: US$53 million). In 2020, we recorded total impairment charges of intangible assets of US$15 million (2019: US$17 million) (2018: US$19 million) as a result of our annual impairment review. We may record further significant impairment charges in the future if there are changes in market conditions, a significant reduction in share price or other changes in the future outlook. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain non-cash impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

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

A significant portion of our business is located in the U.S. and is subject to income and other taxes in the U.S. and our operations, plans and results are affected by tax and other initiatives. In December, 2017, the U.S. Government enacted comprehensive tax legislation known as the Tax Cuts and Jobs Act. This legislation made broad and complex changes to the U.S. tax code, including but not limited to reducing the corporate tax rate from 35% to 21%, requiring a one-time mandatory deemed repatriation of certain deferred foreign earnings tax on and accelerating first year expensing of certain capital expenditures. The legislation also introduced new tax laws affecting our taxable income, which includes, but is not limited to, a new provision designed to tax global intangible low taxed income, limitations on the deductibility of certain executive compensation, creating a base erosion anti-abuse tax and modifying or repealing many deductions and credits. The ultimate impacts of the Tax Cuts and Jobs Act may differ from the Company’s estimates due to changes in the interpretations and assumptions made, as well as any forthcoming regulatory guidance. The changes to the tax code could also affect our valuation of deferred tax assets and liabilities. Any such change in valuation would have a material impact on our income tax expense and deferred tax balances.

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

The United Kingdom’s withdrawal from the European Union could potentially impact our supply chains and the market for our products in the United Kingdom.

The United Kingdom (“UK”) formally left the European Union in January 2020 and entered a transition period, to December 31, 2020, during which time the UK remained bound to the rules and regulations of the EU. A Trade and Cooperation Agreement was ratified by the European Union in April 2021 and sets out the future trading relationship between the UK and the European Union covering areas such as trade in goods and services. Uncertainties, however, remain over the challenges which could be posed by the operation of the trading agreement with delays in the import and export of goods being experienced at UK ports as customs check and regulatory procedures are carried out. Such checks could impact the performance of supply chains extending timelines and delaying supplier and customer commitments, while imposing additional taxes and duties dependent on rules of origin. The uncertainty might continue to create volatility for the Pound Sterling. Any significant fall in the value of the Pound Sterling against the US Dollar could adversely impact consolidated results and net worth.

Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to our Environmental, Social and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG may hinder our access to capital, as investors and lenders may reconsider their capital investment allocation as a result of their assessment of our ESG practices. If we do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition and the price of our company’s shares could be materially and adversely affected.

Risks Related to Government Regulations

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

Conducting successful clinical studies will require the enrollment of patients who may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population, the nature of the trial protocol, and the availability of appropriate clinical trial investigators. Patients may not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive products.  Continuing public health measures against Covid-19 may increase the difficulty of conducting clinical trials.

Development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy are required and we may not adequately develop such protocols to support clearance and approval. Further, the FDA and/or other regulatory authorities may require us to submit data on a greater number of patients than we originally anticipated and/or for a longer follow-up period or change the data collection requirements or data analysis applicable to our clinical trials. Any challenges to patient enrollment may cause an increase in costs and delays in the approval and attempted commercialization of our products or result in the failure of the clinical trial. In addition, despite considerable time and expense invested in our clinical trials, FDA and/or other regulatory authorities may not consider our data adequate to demonstrate safety and efficacy. Such increased costs and delays or failures could adversely affect our business, operating results and prospects.

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

In relation to World Health Organisation (WHO) qualification, our IVD clinical studies are required to meet all the requirements of the TSS-1: Human Immunodeficiency Virus (HIV) rapid diagnostic tests for professional use. If we are not operating in compliance with this regulation we could be subject to WHO enforcement action. In addition, our IVD clinical studies are required to meet the requirements of:

•	WMA Declaration of Helsinki – Ethical Principles for Medical Research Involving Human Subjects (2008);
•	ICH Harmonised Guidelines - Integrated Addendum to ICH E6 (R2) Guideline for Good Clinical Practice (Nov 2016);
•	ISO 20916:2019 In vitro diagnostic medical devices — Clinical performance studies using specimens from human subjects — Good study practice;
•	ISO 14155:2011: Clinical investigation of medical devices for human subjects – Good clinical practice.

If the third parties on whom we rely to conduct our pre-clinical studies and clinical trials and to assist in pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory approval or commercialize our products.

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

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims or that the FDA or other regulatory authorities will agree with our conclusions regarding them. The clinical trial process may fail to demonstrate that our product candidates are safe and effective for the proposed indicated uses, which could cause us to abandon a product candidate and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our product submissions and, ultimately, our ability to commercialize our product candidates and generate revenues.

We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved or “off-label” uses.

Our promotional materials must comply with FDA and other applicable laws and regulations. We believe that the specific uses for which our products are marketed fall within the scope of the indications for use that have been cleared or approved by the FDA or other relevant regulatory authorities. However, the FDA and/or the other relevant regulatory authorities could disagree and require us to stop promoting our products for those specific uses until we obtain clearance or approval for them. In addition, if the FDA or other relevant regulatory authorities determines that our promotional materials constitutes promotion of an unapproved use, it could demand that we modify our promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties.

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

If FDA premarket review, including clearance or approval, is required for our current or future LDTs (either alone or together with sample collection devices), products or services we may develop, or if we decide to voluntarily pursue FDA clearance or approval, we may be forced to stop selling our LDTs while we work to obtain such FDA clearance or approval. Our business would be negatively affected until such review was completed and clearance to market or approval was obtained. The regulatory process may involve, among other things, successfully completing additional clinical studies and submitting premarket notification or filing a premarket approval application with the FDA. If premarket review is required by the FDA or if we decide to voluntarily pursue FDA premarket review of our LDTs, there can be no assurance that any tests, products or services we may develop in the future will be cleared or approved on a timely basis, if at all, nor can there be assurance that labeling claims will be consistent with our current claims or adequate to support continued adoption of for our LDTs. If our LDTs are allowed to remain on the market but there is uncertainty in the marketplace about our tests, if we are required by the FDA to label them investigational and we cannot offer the LDTs for diagnostic purposes, or if labeling claims, the FDA allows us to make are limited, orders may decline and adversely affect our results of operations, cash flow and business.

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

The process of obtaining and maintaining regulatory clearances or approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all. In particular, the FDA permits commercial distribution of a new medical device only after the device has received clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act (“FDCA”), or is the subject of an approved premarket approval application (“PMA”) unless the device is specifically exempt from those requirements. The FDA will clear marketing of a lower risk medical device through the 510(k) process if the manufacturer demonstrates that the new product is substantially equivalent to other 510(k)-cleared products. High risk devices deemed to pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices, or devices not deemed substantially equivalent to a previously cleared device, require the approval of a PMA.

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

In the United States, many of our currently commercialized products have received pre-market clearance under Section 510(k) of the FDCA. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, our product introductions or modifications could be delayed or cancelled, which could cause our sales to decline. In addition, the FDA may determine that future products will require the more costly, lengthy and uncertain PMA process. Although we currently market only one device pursuant to an approved PMA, the FDA may demand that we obtain a PMA prior to marketing certain of our future products.

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

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay approval or clearance of our products under development or impact our ability to modify our currently cleared products on a timely basis. For example, in response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) regulatory pathway, the FDA initiated an evaluation of the program, and in January 2011, announced several proposed actions intended to reform the review process governing the clearance of medical devices. FDA’s review of its 510(k) clearance process could result in additional changes to regulatory requirements or guidance documents which could increase the costs of compliance, or restrict our ability to maintain current clearances. In addition, as part of the Food and Drug Administration Safety and Innovation Act (“FDASIA”), Congress reauthorised the Medical Device User Fee Amendments with various FDA performance goal commitments and enacted several “Medical Device Regulatory Improvements” and miscellaneous reforms which are further intended to clarify and improve medical device regulation both pre- and post-clearance and approval. Furthermore, regulatory authorities, including the FDA, may not agree with our interpretation of its policies and regulations which may lead to enforced modifications, restrictions, discontinuation, etc. of some of our products, even if they were previously approved.

Our continued success is dependent on our ability to develop and market new or updated products, some of which are currently awaiting clearance or approval from the applicable regulatory authorities. There is no certainty that such clearance or approval will be granted or, even once granted, will not be revoked during the continuing review and monitoring process. Further, regulatory authorities, including the FDA, may not approve or clear our future products for the indications that are necessary or desirable for successful commercialization. A regulatory authority may impose requirements as a condition to granting a marketing authorisation, may include significant restrictions or limitations as part of a marketing authorisation it grants and may delay or refuse to authorise a product for marketing, even though a product has been authorised for marketing without restrictions or limitations in another country or by another agency. Failure to receive clearance or approval for our new products, or commercially undesirable limitations on our clearances or approvals, would have an adverse effect on our ability to expand our business.   Modifications made to our products may invalidate previously granted regulatory approvals which may lead to revised regulatory clearances, enforced modifications, restrictions, discontinuation, etc. of some of our products.

Additionally, changes in the FDA’s review of certain clinical diagnostic products referred to as laboratory developed tests, which are tests developed by a single laboratory for use only in that laboratory, could affect some of our customers who use our Life Science instruments for laboratory developed tests. In the past, the FDA has chosen to not enforce applicable regulations and has not reviewed such tests for approval. However, the FDA has issued draft guidance that it may begin enforcing its medical device requirements, including premarket submission requirements, to such tests. Any delay in, or failure to receive or maintain, clearance or approval for our products could prevent us from generating revenue from these products and adversely affect our business operations and financial results.

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

If any of these actions were to occur, they may harm our reputation and cause our product sales and profitability to suffer and may prevent us from generating revenue. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements which could result in our failure to produce our products on a timely basis and in the required quantities, if at all.

For example, in August 2020, our subsidiary received a Warning Letter from FDA following an inspection of our subsidiary’s Kansas City, Missouri manufacturing facility that took place in January and February 2020.  We are taking voluntary remediation actions to correct the observations noted in the Warning Letter, and are in regular contact with the FDA regarding our remediation progress.

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

Modifications to our products, may require new 510(k) clearances or pre-market approvals, or may require us to cease marketing or recall the modified products until clearances or approvals are obtained.

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

For example, we obtained 510(k) clearance for our Primus Variant System for the separation and quantification of normal and abnormal haemoglobin species as an aid in the diagnosis of haemoglobinopathies. The sample type used by this system was blood tubes. We subsequently introduced two systems based on the original Primus Variant System and they were named as ultra² GeneSys Variant System and ultra² Resolution Variant System. The primary focus of the GeneSys Variant System was on newborn screening using Dried Blood Spots as the sample type, while the Resolution was intended for confirmatory testing on the adult population using blood tubes as the sample type. We determined that these modifications to the indications for use to both systems were within our existing clearance and did not require the submission of a new 510(k) notification. The FDA stated that the use of Dried Blood Spots with the ultra² GeneSys Variant System was not part of the original submission and represented a new modified Intended Use. The FDA informed us that it disagreed with our decision not to seek new 510(k) clearances for these modifications, and we filed new 510(k) notifications to obtain clearance for these indications. The FDA rejected our filing on the basis that the predicate device chosen did not meet their requirements. Additionally, the FDA asked us to withdraw the ultra² GeneSys Variant System from the market. A recall was conducted and has since been closed.

Additionally, in August 2020, we received a Warning Letter from the FDA. In the Warning Letter, FDA stated that we had made additional changes to the ultra² Resolution Variant System not covered within our existing 510(k). Accordingly, we conducted a voluntary recall of the ultra² Resolution Variant System.  We have developed the Premier Resolution as a successor instrument to the ultra² Resolution Variant System and this has already been launched in various jurisdictions outside the United States.  We expect to submit a 510(k) application for this successor instrument in 2021 which, if approved, will allow us to market this instrument in the United States.

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

Changes in healthcare regulation could affect our revenues, costs and financial condition.

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

Third party payors, such as Medicare and Medicaid in the United States, have reduced their reimbursements for certain medical products and services. Our business is impacted by the level of reimbursement available for clinical tests from third party payors. In the United States payment for many diagnostic tests furnished to Medicare fee-for-service beneficiaries is made based on the Medicare Clinical Laboratory Fee Schedule (CLFS), a fee schedule established and adjusted from time to time by the Centers for Medicare and Medicaid Services (CMS). Some commercial payors are guided by the CLFS in establishing their reimbursement rates. Laboratories and clinicians may decide not to order or perform certain clinical diagnostic tests if third party payments are inadequate, and we cannot predict whether third party payors will offer adequate reimbursement for tests utilizing our products to make them commercially attractive. Legislation, such as the Affordable Care Act, as amended by the Health Care and Education Reconciliation Act and the Middle Class Tax Relief and Job Creation Act of 2012, has reduced the payments for clinical laboratory services paid under the CLFS. In addition, the Protecting Access to Medicare Act of 2014 (PAMA) has made significant changes to the way Medicare will pay for clinical laboratory services, which has further reduced reimbursement rates.

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

Our laboratory business could be harmed from the loss or suspension of a licence or imposition of a fine or penalties under, or future changes in, the law or regulations of the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”), or those of other state or local agencies.

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

We are also subject to regulation of laboratory operations under state clinical laboratory laws of New York and of certain other states from where we accept specimens. State clinical laboratory laws may require that laboratories and/or laboratory personnel meet certain qualifications, specify certain quality controls or require maintenance of certain records. For example, California requires that we maintain a licence to conduct testing in California, and California law establishes standards for our day-to-day laboratory operations, including the training and skill required of laboratory personnel and quality control.

In some respects, notably with respect to qualifications of testing personnel, California’s clinical laboratory laws impose more rigorous standards than does CLIA. Certain other states, including Florida, Maryland, New York and Pennsylvania, require that we hold licences to test specimens from patients residing in those states, and additional states may require similar licences in the future. Potential sanctions for violation of these statutes and regulations include significant fines and the suspension or loss of various licences, certificates and authorisations, which could adversely affect our business and results of operations.

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

If we fail to comply with federal and state health care laws, including fraud and abuse, false claims, physician payment transparency and privacy and security laws, we could face substantial penalties and our business, operations and financial condition could be adversely affected. We are subject to anti-kickback laws, self-referral laws, false claims laws, and laws constraining the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements we may enter into with physicians, hospitals, laboratories and other potential purchasers of our products. The laws that may affect our ability to operate include, but are not limited to:

•
the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation; in addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

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

•
federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other federal third-party payers that are false or fraudulent. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals, commonly known as “whistleblowers”, may share in any amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each separate false claim. Often, to avoid the threat of treble damages and penalties under the False Claims Act, which in 2020 were $11,665 to $23,331 per false claim, companies will resolve allegations in a settlement without admitting liability to avoid the potential treble damages. Any such settlement could materially affect our business, financial operations, and reputation;

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

Risks Related to Our Intellectual Property

We may be unable to protect or obtain proprietary rights that we utilise or intend to utilise.

In developing and manufacturing our products, we employ a variety of proprietary and patented technologies. In addition, we have licenced, and expect to continue to licence, various complementary technologies and methods from academic institutions and public and private companies. We cannot provide any assurance that the technologies that we own or licence provide protection from competitive threats or from challenges to our intellectual property. In addition, we cannot provide any assurances that we will be successful in obtaining licences or proprietary or patented technologies in the future, or that licences granted to us by third parties will not be granted to other third parties who could potentially compete with us.

Filing, prosecuting and defending patents covering our current and future products throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we may obtain patent protection, but where patent enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued or licenced patents and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

The scope of the patent protection we obtain may not be sufficiently broad to compete effectively in our markets; our patent applications could be rejected or the existing patents could be challenged; and trade secrets and confidential know-how could be obtained by competitors.

Trinity Biotech currently owns 5 U.S. patents with remaining patent lives varying from 1 year to 12 years.

We may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. The patent applications that we own, or in-licence, may fail to result in issued patents with claims that cover our current products or any future products in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application.

We can provide no assurance that third parties will not challenge the validity, enforceability or scope of the patents Trinity Biotech may apply for, or obtain, which may result in such patents being narrowed, invalidated, or held unenforceable. Any successful opposition to these patents or any other patents owned by or licenced to us could deprive us of rights necessary for the successful commercialization of any products covered by those patents.

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

Depending on actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have licenced or that we might obtain in the future. Similar changes could happen to patent laws outside of USA which would have the same consequences.

For example, the United States has enacted and implemented wide-ranging patent reform legislation, which could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defence of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The United States Patent Office developed regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defence of our issued patents, all of which could have an adverse effect on our business and financial condition.

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

As the market for diagnostics continues to grow and the number of participants in the market increases, we may increasingly be subject to patent infringement claims. It is possible that a third-party may claim infringement against us. For example, because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our products may infringe. Defence of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of managerial and financial resources from our business. Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialise one or more of our products. The pendency of any litigation may cause our distributors and customers to reduce or terminate purchases of our products. If found to infringe, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licences from third parties, pay royalties or redesign our affected products, which may be impossible or require substantial time and monetary expenditure. Any substantial loss resulting from such a claim could cause our revenues to decrease and have a material adverse effect on our profitability, and the damage to our reputation in the industry could have a material adverse effect on our business.

If we need to obtain a licence as a result of litigation, we cannot predict whether any such licence would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licences from third parties to advance our research or allow commercialisation of our products. We may fail to obtain any of these licences at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialise one or more of our products, which could harm our business significantly.

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

We cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. For the patents and patent applications that we have licenced, we may have limited or no right to participate in the defence of any licenced patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future products. Such a loss of patent protection could harm our business.

We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Our business could be harmed if in litigation the prevailing party does not offer us a licence on commercially reasonable terms. Any litigation or other proceedings to enforce our intellectual property rights may fail, and even if successful, may result in substantial costs and distract our management and other employees.

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

Risks Related to Ownership of our ADSs

We are a foreign private issuer under the rules and regulations of the SEC and are therefore exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a domestic U.S. reporting company, which reduces the level and amount of disclosure that you receive.

As a foreign private issuer under the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act; and are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our Ordinary Shares. Accordingly, you receive less information about our company than you would receive about a domestic U.S. company, and are afforded less protection under the U.S. federal securities laws than you would be afforded in holding securities of a domestic U.S. company.

As a foreign private issuer whose ADSs are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules. Among other things, as a foreign private issuer we may also follow home country practice with regard to, the composition of the board of directors, director nomination procedure, compensation of officers and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Stock Market Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules. In addition, as foreign private issuer, we are not required to file quarterly reviewed financial statements. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

We may be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

U.S. holders of our ADSs may face income tax risks. Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2020 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. Furthermore, fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the aggregate value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below under Item 10E. “Additional Information – Taxation”) of our ADSs and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. If we are treated as a PFIC, U.S. Holders of ADSs would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ADSs. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of ADSs.

The market price of our ADSs has been, and may continue to be, highly volatile, and such volatility could cause the market price of our ADSs to decrease and could cause you to lose some or all of your investment in our ADSs.

The stock market in general and the market prices of the ADSs on Nasdaq, in particular, are or will be subject to fluctuation, and changes in these prices may be unrelated to our operating performance. During the first quarter of 2021, the market price of our ADSs fluctuated from a high of $6.64 per ADS to a low of $3.26 per ADS, and the price of our ADSs continues to fluctuate. We anticipate that the market prices of our securities will continue to be subject to wide fluctuations. The market price of our securities may be subject to a number of factors, including:

●	announcements of new products by us or others;

●	announcements by us of significant acquisitions, strategic partnerships, in-licensing, joint ventures or capital commitments;

●	the developments of the businesses and projects of our various subsidiaries;

●	expiration or terminations of licences, research contracts or other collaboration agreements;

●	public concern as to the safety of the products we sell;

●	the volatility of market prices for shares of companies with whom we compete;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in revenues, gross profits and earnings announced by us;

●	changes in estimates or recommendations by securities analysts, if the ADSs are covered by analysts;

●	fluctuations in the share price of our publicly traded subsidiaries;

●	changes in government regulations or patent decisions; and

●	general market conditions and other factors, including factors unrelated to our operating performance.

These factors may materially and adversely affect the market price of our securities and result in substantial losses by our investors.

We expect we will need additional capital in the future. If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations entirely.

We expect we will require additional capital in the future. If we continue to incur losses or be called upon to repurchase our Exchangeable Notes we will need significant additional financing, which we may seek through a combination of private and public equity offerings, debt financings, and asset sales, etc. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our shareholders will be diluted, and the terms of any such offerings may include liquidation or other preferences that may adversely affect the then existing shareholders rights. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt or making capital expenditures. If we raise additional funds through collaboration, strategic alliance or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licences on terms that are not favorable to us.

Future sales of our ADSs could reduce the market price of the ADSs.

Substantial sales of our ADSs may cause the market price of our ADSs to decline. Sales by us or our security holders of substantial amounts of our ADSs, or the perception that these sales may occur in the future, could cause a reduction in the market price of our ADSs.

The issuance of any additional ADSs, or any securities that are exercisable for or convertible into our ADSs, may have an adverse effect on the market price of our ADSs and will have a dilutive effect on our existing holders of ADSs.

The conversion of our outstanding employee share options would dilute the ownership interest of existing shareholders.

The total share options exercisable at December 31, 2020, as described in Item 18, Note 22 to the consolidated financial statements, are convertible into American Depository Shares (ADSs), 1 ADS representing 4 “A” Ordinary Shares. The exercise of the share options exercisable will likely occur only when the conversion price is below the trading price of our ADSs and will dilute the ownership interests of existing shareholders. For instance, should the options of the 7,959,323 “A” Ordinary Shares (1,989,831 ADSs) exercisable at December 31, 2020 be exercised, Trinity Biotech would have to issue 7,959,323 additional “A” Ordinary Shares (1,989,831 ADSs). On the basis of 96,162,410 “A” Ordinary Shares outstanding at December 31, 2020, this would effectively dilute the ownership interest of the existing shareholders by approximately 8%.

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

We have no plans to pay dividends on our ADSs, and you may not receive funds without selling the ADSs.

We do not expect to pay any cash dividends on our ADSs for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth and, therefore, we have no plans to pay cash dividends at this time. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual restrictions, and other factors that our board of directors deems relevant. Accordingly, you may have to sell some or all of the ADSs in order to generate cash from your investment. You may not receive a gain on your investment when you sell the ADSs and may lose the entire amount of your investment.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of your Class A ordinary shares underlying the ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the registered holder of the Class A ordinary shares underlying the ADSs. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for such general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Where any matter is to be put to a vote at a general meeting, upon our instruction, the depositary will notify you of the upcoming vote and deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure you can direct the depositary to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. In addition, the depositary and its agents are not responsible for failing to carry out your voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you instructed.

Item 4.	Information on the Company

A.	History and Development of the Company

We were incorporated as a public limited company (“plc”) registered in Ireland in 1992 and commenced operations in 1992. In October 1992 we completed an initial public offering of our securities in the US and our ADS have traded on the Nasdaq Global Market since that time under the symbol “TRIB.”.

The principal offices of our company are located at IDA Business Park, Bray, Co. Wicklow, Ireland. The Group has expanded its product base through internal development and acquisitions.

Our website address is https://www.trinitybiotech.com/ . The information contained on, or that can be accessed from, our website does not form part of this Annual Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

B. Business Overview

Overview

We and our subsidiaries (the “Group”) develop, acquire, manufacture and market medical diagnostic products for the clinical laboratory and point-of-care segments of the diagnostic market. These products are used to detect autoimmune, infectious and sexually transmitted diseases, diabetes and disorders of the liver and intestine. We are also a significant provider of raw materials to the life sciences and research industries globally.

We market our portfolio of several hundred products to customers in approximately 100 countries around the world through our own sales force and a network of international distributors and strategic partners.

Organisational Structure

While our executive offices are located at Bray, Ireland, our research and development, manufacturing and marketing activities are principally conducted at the following:

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

The Group’s distributor of raw materials for the life sciences industry, Benen Trading Ltd (trading as Fitzgerald Industries), is based in Bray, Ireland and Acton, Massachusetts.

Principal Markets

The primary market for our diagnostic products is the Americas (which consists principally of North America and South America). During fiscal year 2020, 69% (US$70.4 million) (2019: US$ 52.2 million or 58%) (2018: US$57.6 million or 59%) of the Group’s total revenues were derived from products sold in the Americas. Sales in the non-Americas (principally European, Asian and African countries) represented 31% (US$31.6 million) of total sales for fiscal year 2020 (2019: 42% or US$38.2 million) (2018: 41% or US$39.5 million).

For a more comprehensive segment analysis please refer to Item 5, “Results of Operations” and Item 18, Note 2 to the consolidated financial statements.

Principal Products

The brand names of the principal products of Trinity Biotech are listed below, organised first by point of use and second by application..

Point-Of-Care	Clinical Laboratory
Infectious Diseases	Infectious Diseases	Haemoglobin	Autoimmune	Clinical Chemistry	Blood Bank Screening
UniGold	MarDx	Premier	ImmuBlot	EZ	Captia
Recombigen	FlexTrans	Ultr	ImmuGlo
ImmuLisa
OTOblot

We also sell raw materials to the life sciences industry and research institutes globally through our wholly owned subsidiary, Benen Trading Ltd., trading as Fitzgerald Industries.

We sell our products through our direct sales organisations in the United States, Brazil and to an extent in the United Kingdom, France and Germany and then through our network of principal distributors and non-governmental bodies into approximately 100 countries globally.

Point-of-Care (“POC”)

Point-of-care refers to diagnostic tests which are carried out in the presence of the patient.

Uni-Gold™ HIV

We believe that Trinity Biotech makes a very significant contribution to the global effort to meet the challenge of human immuno-deficiency virus, or HIV, with its principal product, Uni-Gold™ HIV. In Africa, Uni-Gold™ HIV has been used for many years in voluntary counselling and testing centers in the sub-Saharan region where it is a cornerstone to early detection and treatment intervention.

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

Point-Of-Care is key to the growth of Trinity Biotech. Central to this growth will be a new HIV screening test, TrinScreen HIV, which we are in the process of developing. Trinity Biotech has not previously competed in the larger screening market, which is estimated to be valued at approximately US$150 million p.a.  The screening market is addressed by few companies. TrinScreen should not jeopardise our existing confirmatory business as it employs a different HIV antigen to the existing Uni-Gold™ HIV test. In other words, countries will be able to use both the TrinScreen HIV test and the Uni-Gold™ HIV test as part of their testing algorithm. Our strategy is to leverage the existing brand equity of Trinity Biotech in African markets to take market share in the screening market. This initiative will be supported by increased sales and marketing resources in the African market. Market opportunities for the TrinScreen HIV product also exist in other territories, in particular in emerging countries.

We are developing a Covid-19 point-of-care anti-body test. The product is undergoing final validation in advance of an Emergency Use Authorisation (“EUA”) submission to the FDA. We expect to submit an EUA application to the FDA during the second quarter of 2021. We are also developing a rapid Covid-19 antigen test with which we intend to leverage our existing  infectious disease rapid test design to expedite the development and validation timeframe and also generate scale efficiencies in manufacture and distribution.

The Trinity Biotech Uni-Gold™ S. pneumonia, Uni-Gold™ Legionella, are both Conformité Européenne (“CE”) marked and we will concentrate selling these products on international markets outside of the USA.

These point-of-care products will be sold through Trinity Biotech’s sales and marketing organisation to a variety of customers including public health authorities, non-governmental organisations, clinical and reference laboratories directly in the United Kingdom, France and Germany and through independent distributors and strategic partners in other countries.

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

Infectious Diseases

Trinity Biotech manufactures kits for the detection of specialty and esoteric biomarkers of infectious diseases and other associated laboratory products. The products are used in processing patient samples whose results aid physicians in the diagnosis and clinical assessment of a broad range of infectious diseases. The key clinical laboratory disease areas that Trinity Biotech serves include:

•	Sexually transmitted diseases, including Syphilis and Herpes;

•	Markers for Epstein Barr, Measles, Mumps, Toxoplasmosis, Cytomegalovirus, Rubella, Varicella and other viral pathogens;

•	Lyme disease; and

•	SARS-CoV-2.

Trinity Biotech develops, manufactures and distributes products predominantly in enzyme-linked immunosorbent assay (“ELISA”) format. As a complement to its product range, the company also offers third party automated processors to its customers.

Many of the products in our Infectious Diseases product line are FDA cleared for sale in the United States and CE marked in Europe. Products are sold in approximately 100 countries in total, with the focus on the Americas, Europe and Asia. The infectious disease products are sold through the sales and marketing organisation of Trinity Biotech to a variety of customers including public health authorities, clinical and reference laboratories directly in the U.S. and U.K. and through independent distributors and strategic partners in other countries.

Diabetes and Haemoglobinopathies

Trinity Biotech manufactures products for in-vitro diagnostic measurement of haemoglobin A1c (“HbA1c”) used in the monitoring and diagnosis of diabetes, as well identifying those who are at a high risk of developing diabetes (pre-diabetic). The Premier Hb9210 uses patented boronate affinity technology to measure HbA1c which is a marker of a patient’s average blood sugar control over the last 100 to 120 days. It is a highly accurate biomarker available for the diagnosis of diabetes and is a strong indicator of a diabetic’s glycemic control. HbA1c is also used to identify those at risk of becoming diabetic; often referred to as impaired glucose tolerance. Additionally, HbA1c is used in the assessment of diabetes complications.

Trinity Biotech manufactures its own HbA1c instrument, the Premier Hb9210, which was launched in Europe and obtained FDA approval in late 2011. In Europe, Trinity Biotech distributes Premier Hb9210 through its partner Menarini Diagnostics. In the USA and Brazil, Trinity Biotech sells the Premier Hb9210 through its own direct sales organisations. In the rest of the world, Trinity sells the Premier Hb9210 through a network of distributors. The Premier’s unique features, cost structure and core technology enables it to compete in most economies and settings.

Trinity Biotech also sells products for haemoglobin variants, through the Premier Resolution (CE cleared - meaning it can be sold in the EU). The Premier Resolution detects and identifies haemoglobinapothies. These are genetic defects that result in abnormal structure of the haemoglobin molecule. Haemoglobinapathies include sickle-cell diseases, alpha and beta thalassemia which are amongst the most common genetic disorders in the world.

Trinity Biotech has launched the Premier Resolution, its next generation Haemoglobinapothy Analyzer in Europe and the Middle East after undergoing rigorous and successful field trials. The Company expects to submit the Premier Resolution to the FDA for approval in 2021. The submission has been significantly delayed due to the Covid-19 pandemic. The Premier Resolution uses an internally designed column as well as state of the art hardware and software in order to provide unparalleled variant detection.

The point-of-care segment of the HbA1c market is addressed by the Tri-stat system. The Tri-stat offers rapid, precise analysis in a simple and highly cost effective manner. Using boronate affinity technology and a two phase optical system, the instrument can process three samples simultaneously with the three results available in just 10 minutes. In 2018, a new, second generation Tri-stat analyser was launched in international markets outside of the USA. In 2020 an enhanced version of the Tri-stat analyser was launched which includes a dual detector for improved performance.

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

In 2013, Trinity Biotech acquired Immco Diagnostics (“Immco”), an autoimmunity company known for novel assay development and high impact contributions to autoimmune disease diagnostic research. Immco develops, manufactures and sells products in the following formats for diagnosis of autoimmune diseases:

•	Immunofluorescence Assay (“IFA”);

•	Enzyme-linked immunosorbent (“ELISA”);

•	Western Blot (“WB”); and

•	Line immunoassay (“LIA”).

The Immco products are a seamless fit for the instrument platforms that Trinity Biotech markets for its infectious diseases portfolio. Additionally, Trinity sells a complete line of IFA processors. Many of Immco’s products are FDA cleared for sale in the U.S. and CE marked in Europe.

The Immco product line addresses the high growth, lower throughput, specialty autoimmune segment, where competition is limited. The principal autoimmune conditions in this segment are Rheumatoid Arthritis, Vasculitis, Lupus, Celiac and Crohn’s Disease, Ulcerative Colitis, Neuropathy, Hashimoto’s Disease and Grave’s Disease.

In addition, Immco markets a panel of proprietary early markers for Sjögrens disease often referred to as “dry eye disorder”.

The Immco products are sold through Trinity Biotech’s sales and marketing organisation to clinical and reference laboratories directly in the USA and via distributors in other countries. Menarini Diagnostics, a European market leader in autoimmune testing, distributes Immco products in key European markets.

The diagnostic product line is complemented by Immco’s New York State Department of Health licenced reference laboratory offering specialised services in diagnostic immunology, pathology and immunogenetics, and is marketed to U.S.-based reference laboratories and hospitals.

Clinical Chemistry

The speciality clinical chemistry business of Trinity Biotech includes reagent products such as ACE, bile acids, oxalate and glucose-6-phosphate dehydrogenase (“G6PDH”) that are clearly differentiated in the marketplace. These products are suitable for both manual and automated testing and have proven performance in the diagnosis of many disease states from liver and kidney disease to G6PDH deficiency which is an indicator of haemolytic anaemia.

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

The Group’s competition includes several large companies such as, but not limited to: Abbott Diagnostics, Arkray, Bio-Rad, Diasorin Inc., Johnson & Johnson, Roche Diagnostics, Siemens (from the combined acquisitions of Bayer, Dade-Behring and DPC), Thermo Fisher, Copan, Becton Dickenson and Tosoh.

Research and Development

Research & Development (“R&D”) carried out by third parties

Certain R&D activities of the Group have been outsourced to third parties. These activities are carried out in the normal course of business with these companies. During 2020, a number of third party consultants and contractors were engaged to assist with development projects, working principally on the Autoimmune Smart Reader project and the Covid point-of-care projects. The total amount paid to these R&D consultants and contractors in 2020 was US$658,000 (2019: US$1,285,000).

Research and Products under Development

Trinity Biotech has research and development groups focusing separately on haemoglobin, infectious diseases and autoimmune products. During 2020, these groups were located in Ireland and the USA and largely mirror the production capability at each production site. In addition to in-house activities, Trinity Biotech sub-contracts some research and development from time to time to independent researchers based in the USA and Europe.

Principal Development Projects

The following table sets forth for each of Trinity Biotech’s main development projects, the costs incurred during each period presented and the cumulative costs (before amortization and impairment) incurred as at 31 December 2020:

	2020	2019	Total project costs to December 31, 2020¹
Product Name	US$’000	US$’000	US$’000
HIV screening rapid test	2,278	2,587	10,752
Premier Instrument for Haemoglobin A1c testing	1,359	1,930	33,386
Autoimmune Smart Reader	666	1,325	2,737
Syphilis point-of-care test	618	870	1,942
Uni-Gold antigen improvement	556	691	2,918
Covid tests	467	-	467
Mid-tier haemoglobins instrument	243	63	306
Tri-stat Point-of-Care instrument	203	361	9,232

¹ Cumulative costs to December 31, 2020 are shown before deduction of amortization and impairment losses.

The costs in the foregoing table mainly comprise the cost of internal resources, such as the payroll costs for the development teams and attributable overheads. The remainder mainly comprises materials, consumables, regulatory trial and third party consultants’ costs.

There are inherent risks and uncertainties associated with completing development projects on schedule. In the experience of Trinity Biotech, the main risks to the achievement of a project’s planned completion date occur primarily during the product’s verification and validation phase. During these phases the product must attain successful results from in-house product testing and from third party clinical trials. Obtaining regulatory approval on a timely basis is another variable in achieving a project’s planned completion date.

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

The following is a description of the principal projects which are currently being undertaken by the research and development groups within Trinity Biotech:

Haemoglobin Development Group

Premier Hb9210 Instrument for Haemoglobin A1c Testing

This project entails the development of a new HPLC instrument for testing HbA1c. Development was initiated in late 2007, and was launched outside of the United States in 2011 and in the United States in early 2012.

As part of our continuous improvement a new monitor, key board and frit housing have been customised and validated. These improvements maintain the competiveness of the instruments. Looking forward, the Premier Hb9210 v2.0 is in the initial stages of design with an expected release date of mid-2023 and will feature a new faster, robust and more advanced column.

Premier Resolution Instrument for Haemoglobin Variant Testing

We have developed the Premier Resolution instrument which is utilised for haemoglobin variant testing and is currently being rolled out in certain international markets outside of the USA.  We intend to submit it to the FDA for clearance in 2021. Meanwhile, Premier Resolution continues to be enhanced with unique features such as lot specific gradients, an optimised internally designed column with extended column life, and a rapidly expanding on-board variant library.

Tri-stat 2.0

Tri-stat 2.0 represents a new HbA1c device that offers rapid, precise analysis in a simple and highly cost effective manner. Using boronate affinity technology and a two phase optical system, three samples can be analysed simultaneously. This instrument though often characterised as point-of-care is targeted at very low volume laboratories and governmental outreach programs. The ability to perform three samples simultaneously enables the instrument to address these segments. Taking advantage of the latest technology the instrument features a colour touchscreen, multiple language capability, modern connectivity, increased storage capacity as well as replaceable diodes for state-of-the-art performance.  Whilst the product has been launched in international markets, the company continues to make enhancements to further improve its operational efficiency and accuracy.  In 2020 an enhanced version of the Tri-stat analyser was launched which includes a dual detector for improved performance.

Low to Medium throughput Haemoglobin instrument for A1c Testing

We are developing a low to medium throughput Haemoglobin A1c instrument with a view to targeting the market segment for testing volumes which lie between the Tri-stat 2.0 and Premier Hb9210. These are customers that perform 3,000 to 12,000 tests each year per instrument. We are targeting a launch date in 2021.

Point-of-Care Development Group

Trinity Biotech is in the process of developing point-of-care tests for the detection of HIV (TrinScreen) for the HIV screening market in Africa.  The product, which was developed at our Carlsbad facility, has been transferred to the high volume manufacturing facility in Bray, Ireland. Multi-site clinical evaluations in Africa have been completed and the product was submitted to the World Health Organisation for approval in March 2021.

We have developed a Covid-19 rapid antibody test which we expect to submit as an EUA to the FDA during Q2, 2021.  We are also developing a rapid Covid-19 antigen test, which we intend will leverage our existing rapid infectious disease test design.

A syphilis point-of-care rapid test is also in development using our existing lateral flow format.

Autoimmunity Development Group

IFA Smart Reader Project

We are developing two devices which will enable cell based Immunofluorescence Assays (IFA) to be read in a more automated manner.  The first device, ScopeSmart will be an automated IFA reader capable of performing image capture, pattern recognition and analysis on IFA slides.  This will then be followed by SlideSmart which will fully automate this entire testing process by integrating the sample preparation.

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

Licences

Trinity Biotech has entered into a number of licensing arrangements including the following:

Immco entered into a licence agreement on January 19, 2012, and subsequently an amended licence agreement on June 14, 2018. The licence pertains to any product or service relating to identifying indicators of Sjogren’s disease. The agreement is effective through January 21, 2036 and is worldwide in scope. Royalties are payable based on agreement in place.

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

In 2006, Trinity Biotech entered into a new licence agreement with Inverness Medical Innovations (“IMI”) to IMI’s updated broad portfolio of lateral flow patents, which expanded the field of use to include over the counter (“OTC”) for HIV products, thus ensuring Trinity Biotech’s freedom to operate in the lateral flow market with its UniGold™ technology. As a platform technology, the lateral flow licences obtained from Inverness Medical Innovations also apply to internally-developed Point-of-Care tests.

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

Each of the licensing arrangements disclosed under this subheading terminates on the date expiration or adjudication of invalidity or unenforceability of the last of the particular licenced patents covered by the respective agreement. Each licensor has the right to terminate the arrangement in the event of non-performance by Trinity Biotech. The key licensing arrangements, with the exception of the agreement entered into in 2013 which provides for the payment of a lump sum licence fee, require the Group to pay a royalty to the licence holder which is based on sales of the products which utilise the relevant technology being licenced. The total amount paid by Trinity Biotech under key licensing arrangements in 2020 was US$470,000 (2019: US$338,000).

Government Regulation

The research, development, preclinical and clinical testing, as well as the manufacture, labelling, marketing, sales, record-keeping, advertising, distribution, and promotion of Trinity Biotech’s products are subject to extensive and rigorous government regulation in the United States and in other countries in which Trinity Biotech’s products are sought to be marketed.

The process of obtaining authorisation to market our products varies, depending on the product categorisation and the country, from merely notifying the authorities of intent to sell, to lengthy formal approval procedures which often require detailed laboratory and clinical testing and other costly and time-consuming processes.  The main regulatory bodies which require extensive clinical testing are the FDA in the United States, the Health Products Regulatory Authority (as the authority over Trinity Biotech in Europe) and Health Canada.

The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors.  As 69% of Trinity Biotech’s 2020 revenues were generated in the Americas (with a large concentration of this in the United States) and as the United States represents a substantial proportion of the worldwide diagnostics market, an overview of FDA regulation has been included below.

Food and Drug Administration

Many of our products sold in the United States are medical devices subject to the Federal Food, Drug, and Cosmetic Act (“FDCA”), as implemented and enforced by the U.S. Food and Drug Administration (“FDA”). Certain products sold in the United States require FDA clearance to market under Section 510(k) of the FDCA.  Other products sold in the United States require premarket approval (“PMA”) to market.

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

To renew the CLIA certificate for our Autoimmune Reference Laboratory, we are subject to survey and inspection every two years to assess compliance with program standards. We also may be subject to additional unannounced inspections. Laboratories performing high complexity testing are required to meet more stringent requirements than laboratories performing less complex tests.  CLIA requires full validation including accuracy, precision, specificity, sensitivity and establishment of a reference range for any test used in clinical testing.  The regulatory and compliance standards applicable to the testing we perform may change over time and any such changes could have a material effect on our business.

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

Product Imports/Exports

Products for export from the United States are subject to foreign countries’ import requirements and the exporting requirements of the FDA, as applicable. In particular, international sales of medical devices manufactured in the United States that are not approved or cleared by the FDA for use in the United States, or are banned or deviate from lawful performance standards, are subject to FDA export requirements.

Foreign countries often require, among other things, an FDA certificate for products for export, also called a Certificate for Foreign Government (“CFG”). To obtain this certificate from the FDA, the device manufacturer must apply to the FDA. The FDA certifies that the product has been granted clearance or approval in the United States and that the manufacturing facilities were in compliance with QSR regulations at the time of the last FDA inspection. If the FDA determines that our facilities or procedures do not comply with the QSR regulations, it may refuse to provide such certificates until we resolve the issues to the FDA’s satisfaction. Failure to obtain a CFG could inhibit our ability to export our products to countries that require such certificates.

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

Foreign Corrupt Practices Act and Other Anti-Corruption Laws

The U.S. Foreign Corrupt Practices Act (“FCPA”), to which we are subject, prohibits corporations and individuals from engaging in bribery and corruption when dealing with foreign government officials and foreign political parties. It is illegal to corruptly offer, pay, promise, or authorize the giving of anything of value to any officer or employee of a foreign government or public international organization, political party, political party official, or political candidate, in an attempt to obtain or retain business or to otherwise improperly influence a person working in an official capacity on behalf of a foreign government or public international organization. Our present and future business has and will continue to be subject to the FCPA and various other laws, rules and/or regulations applicable to us as a result of our international sales. We also are subject to the FCPA’s accounting provisions, which require us to keep accurate books and records and to maintain a system of internal accounting controls sufficient to assure management’s control, authority, and responsibility over the company's assets. The failure to comply with the FCPA and similar laws could result in civil or criminal sanctions or other adverse consequences.

The laws to which we are subject as a result of our international sales also include the U.K. Bribery Act (the “Bribery Act”), which proscribes giving and receiving bribes in the public and private sectors, bribing a foreign public official, and failing to have adequate procedures to prevent employees and other agents from giving bribes. U.S. companies that conduct business in the United Kingdom generally will be subject to the Bribery Act. Penalties under the Bribery Act include potentially unlimited fines for companies and criminal sanctions for corporate officers under certain circumstances.

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

 New York Laboratory Licensing

Because our reference laboratory located in New York receives specimens from New York State, our clinical reference laboratory is required to be licenced under New York laws and regulations, which establish standards for, among other things:

•	day-to-day operation of a clinical laboratory, including training and skill levels required of laboratory personnel;

•	physical requirements of a facility;

•	equipment; and

•	validation and quality control.

New York law also mandates proficiency testing for laboratories licenced under New York state law, regardless of whether such laboratories are located in New York. If a laboratory is out of compliance with New York statutory or regulatory standards, the state regulatory agency may suspend, limit, revoke or annul the laboratory's New York licence, censure the holder of the licence or assess civil money penalties. Statutory or regulatory noncompliance may result in a laboratory's operator being found guilty of a misdemeanor under New York law. The state regulatory agency also must approve any LDT before the test is offered in New York. Should we be found out of compliance with New York laboratory requirements, we could be subject to such sanctions, which could harm our business. We cannot provide assurance that the state will at all times find us to be in compliance with applicable laws.

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

Regulation outside the United States

Distribution of Trinity Biotech’s products outside of the United States is also subject to foreign regulation.  Each country’s regulatory requirements for product approval and distribution are unique and may require the expenditure of substantial time, money, and effort.  We are also subject to regulations in foreign countries governing products, human clinical trials and marketing, and may need to obtain approval (or pre-qualification or endorsement) from local regulators in such countries or international public health agencies, such as the World Health Organization, in order to sell products in certain countries. Approval processes vary from country to country, and the length of time required for approval or to obtain other clearances may in some cases be longer than that required for U.S. governmental approvals. We generally pursue approval only in those countries that we believe have a significant market opportunity.

The International Organization for Standardization (“ISO”) is a worldwide federation of national standards bodies from some 130 countries, established in 1947. The mission of the ISO is to promote the development of standardization and related activities in the world with a view to facilitating the international exchange of goods and services. ISO 13485 certification indicates that our quality system complies with standards applicable to activities ranging from initial product design and development through production and distribution.

In the European Union (EU), diagnostic products are also categorized into different categories and the regulatory process, which has been governed by the European In Vitro Diagnostic Medical Device Directive, depends upon the category, with certain product categories requiring review and approval by an independent company, known as a Notified Body, before the manufacturer can affix a CE mark to the product to declare conformity to the Directive. Other products only require a self-certification process. In the second quarter of 2017, the EU adopted the new In Vitro Diagnostic Regulation (IVDR) which replaces the existing directive in the EU for in vitro diagnostic products. The IVDR will apply after a five-year transition period and imposes additional premarket and postmarket regulatory requirements on manufacturers of such products.

In the Medical Devices segment, the research and development process begins with research on a specific technology that is evaluated for feasibility and commercial viability. If the research program passes that hurdle, it moves forward into development. The development process includes evaluation, selection and qualification of a product design, completion of applicable clinical trials to test the product’s safety and efficacy, and validation of the manufacturing process to demonstrate its repeatability and ability to consistently meet pre-determined specifications.

In the EU, medical devices are also categorized into different classes and the regulatory process, which has been governed by the European Medical Device Directive and the Active Implantable Medical Device Directive, varies by class. Each product must bear a CE mark to show compliance with the Directive. In the second quarter of 2017, the EU adopted the new Medical Devices Regulation (MDR) which replaces the existing directives in the EU for medical devices and imposes additional premarket and postmarket regulatory requirements on manufacturers of such products. While the MDR was previously adopted to apply after a three year transition period, in 2020 the European Parliament postponed the date of application by one year.

Some products require submission of a design dossier to the appropriate regulatory authority for review and approval prior to CE marking of the device. For other products, the company is required to prepare a technical file which includes testing results and clinical evaluations but can self-certify its ability to apply the CE mark to the product. Outside the U.S. and the EU, the regulatory requirements vary across different countries and regions.

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

C. Organizational Structure

Please refer to Note 33 to our audited consolidated financial statements (“Group Undertakings”) included elsewhere in this Annual Report for a listing of our significant subsidiaries, including name, country of incorporation, and proportion of ownership interest.

D. Property, Plants and Equipment

Our headquarters, manufacturing and research and development facilities as well as our sales offices are located in Bray Ireland. We have entered into a number of related party transactions with JRJ Investments (“JRJ”), a partnership currently owned by Mr Ronan O’Caoimh and Dr Walsh, directors of the Company, and directly with Mr O’Caoimh, to provide current and potential future needs for the Group’s manufacturing and research and development facilities in Bray, Ireland. We have entered into an agreement for a 25 year lease with JRJ, for 15,780 square feet of offices at an annual rent of €381,000 (US$466,000), which expires in 2027 and have entered into lease agreements with Mr. O’Caoimh for a 43,860 square foot manufacturing facility in Bray, Ireland and an adjacent warehouse of 16,000 square feet. The annual rent for the manufacturing facility is €787,000 (US$961,000) and the annual rent for the warehouse is €144,000 (US$176,000). These two leases expire in 2028 and 2026 respectively. Towards the end of 2020, the Group occupied some additional space adjoining the warehouse. This is a short term arrangement and no payments were made to Ronan O’Caoimh for the additional space during 2020. A sum of US$20,000 was accrued for rent payable to Mr O’Caoimh in relation to this additional space. See Item 7 – Major Shareholders and Related Party Transactions.

We have six main manufacturing sites worldwide, five in the Americas (Amherst, Williamsville and Jamestown, NY, Kansas City, MO, and Extrema, Brazil), and one in Bray, Ireland. An additional facility is owned in Burlington, Canada which serves as a distribution centre and also carries out some research and development activities. In the first half of 2020 we also had a manufacturing facility in Carlsbad, California. This was closed in June 2020.

The U.S. and Irish facilities are each FDA registered and ISO certified facilities.  As part of our ongoing commitment to quality, each Trinity Biotech facility was granted the latest ISO 13485 certification.  This certification was granted by internationally recognised notified bodies.  This serves as external verification that Trinity Biotech has established an effective quality system in accordance with an internationally recognised standard.  By having an established quality system there is a presumption that we will consistently manufacture products in a controlled manner.  To achieve this certification, each Trinity Biotech facility performed an extensive review of the existing quality system and implemented any additional regulatory requirements.

The facilities at Jamestown, NY, Kansas City, MO and Bray, Ireland also achieved certification to the requirements of the Medical Device Single Audit Programme (MDSAP).  The Medical Device Single Audit Program allows an MDSAP recognized Auditing Organization to conduct a single regulatory audit of a medical device manufacturer that satisfies the relevant requirements of the regulatory authorities participating in the program. International regulatory authorities that are participating in the MDSAP include, US Food and Drug Administration, Therapeutic Goods Administration of Australia,  Brazil’s Agência Nacional de Vigilância Sanitária, Health Canada, Japan’s Ministry of Health, Labour and Welfare, and the Japanese Pharmaceuticals and Medical Devices Agency The World Health Organization (WHO) Prequalification of In Vitro Diagnostics (IVDs) Programme and the European Union (EU) are Official Observers.

Trinity Biotech USA operates from a 25,610 square foot FDA registered facility in Jamestown, New York. The facility was purchased by Trinity Biotech USA in 1994. Additional warehousing space is also leased in Jamestown, New York at an annual rental charge of US$183,000.

Primus Corp. operates from a 39,000 square foot facility in Kansas City, Missouri and an adjacent 13,500 square foot facility mainly used for warehousing. The leases on these properties run until 2022 and 2025 respectively and annual rents are US$108,000 and US$44,000 respectively.

Immco Diagnostics Inc. operates from a 20,520 square foot facility in Amherst, New York and a 31,731 square foot facility in Williamsville, New York, subject to leases expiring in 2022 and 2033 respectively. The annual rent for the Amherst facility is US$260,000. The Williamsville facility’s annual rent is currently US$406,000, rising to US$452,000 by 2029. An additional 5,120 square foot facility is owned by Trinity Biotech in Burlington, Canada.

Additional office and factory space is leased by the Group in Acton, Massachusetts, Sao Paulo, Brazil and Extrema, Brazil at an annual cost of US$96,000, US$8,000 and US$41,000 respectively.

At present, we have sufficient productive capacity to cover demand for our product range. We continue to review our level of capacity in the context of future revenue forecasts. In the event that these forecasts indicate capacity constraints, we will either obtain new facilities or expand our existing facilities.

In relation to products revenues are directly related to our ability to identify significant revenue-generating products while they are still in development and to bring them to market quickly produced at our facilities – these are as follows:

Bray, Ireland – Point-of-Care/HIV,  Clinical Chemistry and Viral Transport Media products are manufactured at this site.

Jamestown, New York – this site specializes in the production of Microtitre Plate EIA products for infectious diseases and auto-immunity. Viral Transport Media products are also manufactured at this facility.

Carlsbad, California – this facility specialises in the development and manufacture of products utilising Western Blot and lateral flow technology. Our suite of Lyme products were manufactured at this facility and our new Infectious Diseases Point-of-Care range were manufactured at this site. In 2020, management made the decision to close this facility permanently (see above).

Kansas City, Missouri – this site is responsible for the manufacture of the Group’s haemoglobin and Viral Transport Media range of products. It also carries out all of the Group’s haemoglobin R&D activities.

Buffalo, New York – these two sites are responsible for the manufacture of autoimmune test kits, Viral Transport Media products and the majority of R&D activities for Immco Diagnostics, along with its reference laboratory business.

We are in material compliance with all environmental legislation, regulations and rules applicable in each jurisdiction in which we operate.

Principal Capital Expenditure and Divestitures

Our principal capital expenditure in the last three financial years has been on developing new products internally. The amount capitalized for development projects has been US$6,896,000, US$9,569,000 and US$9,871,000 for years ended December 31, 2020, 2019 and 2018 respectively. In 2021, we expect the capital expenditure on development projects will be in the range US$6,500,000 to US$7,500,000.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.          Operating and Financial Review and Prospects

A.	Operating Results

Trinity Biotech’s consolidated financial statements include the attributable results of Trinity Biotech plc and all its subsidiaries. This discussion covers the years ended December 31, 2020 and December 31, 2019 and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

Trinity Biotech has availed of the exemption under SEC rules to prepare consolidated financial statements without a reconciliation to U.S. generally accepted accounting principles (“U.S. GAAP”) as at and for the three year period ended December 31, 2020 as Trinity Biotech is a foreign private issuer and the financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

Overview

Trinity Biotech develops, manufactures and markets diagnostic test kits used for the clinical laboratory and Point-of-Care (“POC”) segments of the diagnostic market. These test kits are used to detect infectious diseases, sexually transmitted diseases, blood disorders and autoimmune disorders, as well as monitoring and diagnosing diabetes and haemoglobin variants. The Group markets hundreds of different diagnostic products in approximately 100 countries. In addition, the Group manufactures its own and distributes third party infectious disease diagnostic instrumentation. Trinity Biotech, through its Fitzgerald subsidiary, is a provider of raw materials to the life sciences industry.

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

The comparability of our financial results for the years ended December 31, 2020 and 2019 have been impacted by the decision to discontinue operations in Fiomi Diagnostics AB in 2016 following the withdrawal of the Troponin premarket submission to the U.S. Food and Drug Administration (see Item 18, Note 10). The Group also realised impairment losses in 2019 and in 2020 as a result of annual impairment reviews as at December 31, 2019 and December 31, 2020 (see Item 18, Note 14). There were no acquisitions made in 2020 or 2019.

For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.

Financing

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As reflected in the accompanying consolidated financial statements, for the years ended December 31, 2020 and 2019, we incurred losses of US$6.4 million and US$28.9 million, respectively. In addition, we reported cash inflow of US$10.9 million for the year ended December 31, 2020 and a cash outflow US$13.9 million for the year ended December 31, 2019. As of December 31, 2020, we had an accumulated deficit in equity attributable to the equity holders of the parent of US$2.2 million.

The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments including the Covid-19 pandemic.  The directors believe that the Group will be able to continue its operations for at least the next 12 months from the date of this report and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.  In making this assessment, the directors have considered the potential repayment in April 2022 of part or all of the US$99.9m exchangeable notes under the terms of the indenture for such exchangeable notes.

The directors have considered the various financing options expected to be available to the Group to assist it in meeting any repayment obligations under the exchangeable notes over the next 12 months, to the extent such obligations cannot be met from cash on hand, including refinancing the debt, repaying the debt with the proceeds from equity or debt offerings and the sale of assets.  As with all such potential transactions, there are risks to successfully implement such transactions and the directors have considered these risks when considering the financing options.

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

Revenue Recognition

Goods sold and services rendered

The Group recognises revenue when it transfers control over a good or service to a customer. Revenue is recognised to the extent that it is probable that economic benefit will flow to the Group and the revenue can be measured. No revenue is recognised if there is uncertainty regarding recovery of the consideration due at the outset of the transaction. Revenue, including any amounts invoiced for shipping and handling costs, represents the value of goods and services supplied to external customers, net of discounts and rebates and excluding sales taxes.

The core principle in IFRS 15 is a five-step model framework: 1) identify the contract(s) with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract and 5) recognise revenue when (or as) the entity satisfies a performance obligation.

Revenue from products is generally recorded as of the date of shipment, consistent with typical ex-works shipment terms. Where the shipment terms do not permit revenue to be recognised as of the date of shipment, revenue is recognised when the Group has satisfied all of its performance obligations to the customer in accordance with the shipping terms.

Some contracts oblige the Group to ship product to the customer ahead of the agreed payment schedule. For these shipments, a contract asset is recognised when control over the goods has transferred to the customer. The financing component is insignificant as invoicing for these shipments occurs within a short period of time after shipment has occurred and standard 30 day credit terms apply. Some contracts could be regarded as offering the customer a right of return. Due to the uncertainty of the magnitude and likelihood of product returns, there is a level of estimation involved in assessing the amount of revenue to be recognized for these type of contracts. In accordance with IFRS 15, when estimating the effect of an uncertainty on an amount of variable consideration to which the Group will be entitled, all information that is reasonably available, including historical, current and forecast, is considered.

The Group operates a licenced referenced laboratory in the US, which provides testing services to institutional customers and insurance companies. In the US, there are rules requiring all insurance companies to be billed the same amount per test. However, the amount that each insurance company pays for a particular test varies according to their own internal policies and this can typically be considerably less than the amount invoiced. We recognise lab services revenue for insurance companies by taking the invoiced amount and reducing it by an estimated percentage based on historical payment data. We review the percentage reduction annually based on the latest data. As a practical expedient, and in accordance with IFRS, we apply a portfolio approach to the insurance companies as they have similar characteristics. We judge that the effect on the financial statements of using a portfolio approach for the insurance companies will not differ materially from applying IFRS 15 to the individual contracts within that portfolio.

Revenue from services rendered is recognised in the statement of operations in proportion to the stage of completion of the transaction at the balance sheet date.

The Group leases instruments to customers typically as part of a bundled package. Where a contract has multiple performance obligations and its duration is greater than one year, the transaction price is allocated to the performance obligations in the contract by reference to their relative standalone selling prices. For contracts where control of the instrument is transferred to the customer, the fair value of the instrument is recognised as revenue at the commencement of the lease and is matched by the related cost of sale. Fair value is determined on the basis of standalone selling price. In the case where control of the instrument does not transfer to the customer, revenue is recognised on the basis of customer usage of the instrument. See also Item 18, Note 1 (v).

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

Research and development expenditures

We write-off research and development expenditures as incurred, with the exception of expenditures on projects whose outcome has been assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues. Such expenditure is capitalised at cost within intangible assets and amortised over its expected useful life of 15 years, which commences when the product is launched.

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

At December 31, 2020 the carrying value of capitalised development costs was US$13,444,000 (2019: US$22,778,000) (see Item 18, Note 14 to the consolidated financial statements). The decrease in 2020 was mainly as a result of an impairment loss charge of US$15,287,000. This charge was partially offset by additions of US$6,896,000 and amortisation of US$959,000.

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

Goodwill and other intangibles are subject to impairment testing on an annual basis. The recoverable amount of seven cash generating units (“CGUs”) is determined based on a value-in-use computation. Among other macroeconomic considerations, the impact of the COVID-19 pandemic has been factored into our impairment testing.

The value-in-use calculations use cash flow projections based on the 2021 projections for each CGU and a further four years projections using estimated revenue and cost average growth rates of between 0% and 12% per annum. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The pre-tax discount rates used range from 16% to 44% (2019: 20% to 27%). Refer to Item 18, Note 14 for further information.

The cash flows have been arrived at taking into account the Group’s financial position, its recent financial results and cash flow generation and the nature of the medical diagnostic industry, where product obsolescence can be a feature. However, expected future cash flows are inherently uncertain and are therefore liable to material change over time. The key assumptions employed in arriving at the estimates of future cash flows factored into impairment testing are subjective and include projected EBITDA margins, net cash flows, discount rates used and the duration of the discounted cash flow model. Significant under-performance in any of the Group’s major CGUs may give rise to a material impairment which would have a substantial impact on the Group’s income and equity.

The impairment testing performed as at December 31, 2020 identified an impairment loss in three CGUs, namely Primus Corp., Biopool US Inc, and Trinity Biotech Do Brasil.

Primus Corporation, which recorded an impairment loss of US$16,706,000 in 2020, has been particularly impacted by the pandemic and changes to its product offering. The impairment loss for Primus mainly comprised a write down of intangible product developments assets. Trinity Biotech Do Brasil incurred an impairment loss of US$919,000 (mainly comprising property, plant and equipment assets) in 2020 as this CGU continues to be impacted by the weakness of the Brazilian Real. Biopool US Inc. incurred an impairment loss of US$154,000 in 2020, with a downward trend in non Covid-19 related infectious disease revenues in USA being a major factor.

In 2019, an impairment loss arose from the annual impairment review performed on Biopool US Inc,, Trinity Biotech Manufacturing Limited, Clark Laboratories Inc,, Mardx Diagnostics Inc, Immco Diagnostics, Primus Corp. and Trinity Biotech Do Brasil. The total impairment loss recorded was US$24,295,000 and mainly comprised a write down of intangible product developments assets, goodwill and property, plant and equipment. A number of factors impacted the 2019 impairment test including the Company’s market capitalisation at the end of the year, which was lower when compared to the end of 2018, the inclusion of the latest cash flow projections and net asset values for each cash generating unit and increased volatility in the Company’s share price and higher market interest rates which resulted in a higher discount factor being applied to the Company’s expected future cash flows.

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and is particularly sensitive in the following areas;

•
In the event that there was a reduction of 10% in the assumed level of future growth in revenue growth rate, which would represent a reasonably likely range of outcomes, there would be an additional impairment loss recorded of US$384,000 at December 31, 2020.

•
In the event there was a 10% increase in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be an additional impairment loss recorded of US$1,504,000 at December 31, 2020.

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write off inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2020, 2019 or 2018 which would have an impact on the carrying values of inventory during those periods, except as discussed below. At December 31, 2020 our allowance for slow moving and obsolete inventory was US$9,781,000 which represents approximately 24.45% of gross inventory value. This compares with US$6,716,000, or approximately 17.33% of gross inventory value, at December 31, 2019 and US$6,299,000, or approximately 17.18% of gross inventory value, at December 31, 2018 (see Item 18, Note 17 to the consolidated financial statements). The estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory has increased between 2020 and 2019 due to declining sales for old and discontinued products and an increase in the obsolescence rate for product inventory due to a reduction in demand for these products due to the impact of Covid-19. In the case of raw materials and work in progress, the size of the provision has been based on expected future production of these products. Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$800,000 at December 31, 2020 (2019: US$774,000) (2018: US$733,000) would result.

Allowance for impairment of receivables

We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected. Given the specific manner in which the allowance is calculated, there were no material changes in estimates made during 2020, 2019 or 2018 which would have an impact on the carrying values of receivables in these periods. At December 31, 2020, the allowance was US$3,922,000 which represents approximately 3.8% of Group revenues. This compares with US$5,443,000 at December 31, 2019 which represented approximately 6.0% of Group revenues and to US$4,202,000 at December 31, 2018 which represented approximately 4.3% of Group revenues. The decrease in the allowance for impairment of receivables in the year ended December 31, 2020 was due to the write off of old receivable balances for which we had previously fully provided. In the event that the estimate of impairment was to increase or decrease by 0.5% of Group revenues, which would represent a reasonably likely range of outcomes, then a change in the allowance of US$510,000 at December 31, 2020 (2019: US$452,000) (2018: US$485,000) would result.

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

Impact of Recently Issued Accounting Pronouncements

The consolidated financial statements have been prepared in accordance with IFRS both as issued by the IASB and as subsequently adopted by the EU. The IFRS applied are those effective for accounting periods beginning 1 January 2020. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB.

These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. During 2020, the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) issued additional standards, interpretations and amendments to existing standards which are effective for periods starting after the date of these financial statements. A list of these additional standards, interpretations and amendments, and the potential impact on the financial statements of the Group, is outlined in Item 18, Note 1(xxx).

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

Results of Operations

Year ended December 31, 2020 compared to the year ended December 31, 2019

Our analysis is divided as follows:

1.	Impact of Covid-19 Pandemic

2.	Overview

3.	Revenues

4.	Operating Profit

5.	Loss for the year

6.	Discontinued operations

1. Impact of Covid-19 Pandemic

Revenues

Our revenues increased by 12.8% in 2020. The majority of our product lines were negatively impacted by the Covid-19 pandemic with the greatest impact being seen from April to September. But these decreases were more than offset by demand for products within our Covid-19 related portfolio of products, including very strong demand for our FDA-approved viral transport medium product which may be used to transport Covid-19 patient samples in a stable environment.

In our non-Covid product lines, significant reductions occurred in:

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

Covid-19 products

The company was well-positioned to respond to the Covid-19 pandemic with our established expertise in infectious disease products including our existing Viral Transport Media product which could be used to transport testing samples for Covid-19 PCR tests.

We undertook development of three different Covid-19 diagnostic tests. Our first test, a Covid-19 antibody test using an ELISA platform, was submitted to the FDA for Emergency Use Authorisation (“EUA”) in 2020 and the EUA review remains pending.  We provided notification of intent to distribute under FDA’s Notification Policy for COVID-19 serology tests.  The FDA has agreed that this test be listed on the Notification list by FDA, which permits distribution of this test in the US, pending review of the EUA.  No assurance can be given that the FDA review of the EUA, when completed, will result in authorization of this test. This test is CE marked to allow for its sales in the EU.

We also we developed a Covid-19 rapid antibody test which we expect to submit as an EUA to the FDA during the second quarter of 2021.  We are also developing a rapid Covid-19 antigen test, with which we intend will leverage our existing rapid infectious disease test design.

Operations and Employee Safety

Many governments have implemented restrictive lockdowns requiring non-essential businesses to shut down operations. Our business is typically deemed “essential” and we have continued to operate, manufacture and distribute products to customers throughout most of 2020. We furloughed many of our work forces in the USA, Ireland and Canada in April 2020 but the majority of employees returned in May.

We have implemented health and safety policies to help safeguard our on-site employees and maintain business continuity. We have also enhanced cleaning procedures, provided additional personal hygiene supplies and protective equipment to employees, limited access to our facilities to visitors, trained employees on social distancing and mask wearing. Where practical, we have facilitated many employees to work remotely. These measures have created additional challenges from our work methods and on our infrastructure and I.T. systems which may have resulted in decreased productivity and some increased operating costs. However, the various responses we have put in place have to date resulted in limited disruption to our normal business operations. To date, we have been able to maintain our operations without significant interruption and have been able to develop and quickly scale manufacturing capacity for new products related to the Covid-19 pandemic.

We have availed of governmental supports.  This included the receipt of forgivable loans under the U.S. government’s Paycheck Protection Program. In Ireland, the company also availed of economic support mechanisms being provided by the Irish Government mainly in the form of wage subsidies.

Supply Chains

The pandemic has caused delays in receipts for certain raw materials and components for our products, particularly those related to our Viral Transport Media product. Such delays can result in disruption to our business operations. We are continuously evaluating our supply chain to identify potential gaps and take steps intended to ensure continuity. Our inventory levels continue to fluctuate due to the change in our sales mix and the increased size of customer orders for Covid-19 related products. We successfully increased our production capacity for our viral transport media product, with the workforce mainly comprising of temporary staff.

Outlook

Management continues to monitor the pandemic situation closely and seeks to minimise the negative impacts on the business, while at the same time, optimising the opportunities presented to us as a medical diagnostic company. We sell our products in approximately 100 countries and there can be a large variance globally in the impact of the virus, the virus infection rates and public healthcare measures from country to country. It is therefore difficult to generalise about the recovery of demand for our products given the number of variables.

While the outlook is subject to significant uncertainty, we expect demand for our non-Covid related products to increase in 2021 compared to 2020. We have already seen a partial recovery of these products in the fourth quarter of 2020 and we expect this trend to continue as more patients present themselves for health tests. The extent to which demand for our Covid-19 portfolio of products is sustained into 2021 is highly uncertain and very difficult to predict. Demand for these products depends on new information that may emerge concerning the severity of the coronavirus, the incidence of Covid-19 variants and the vaccination programmes plus competition from competing products.

2. Overview

In 2020, revenues increased by 12.8% from US$90.4 million in 2019 to US$102.0 million. The increase is mainly due to strong sales within our Covid-19 related portfolio of products, with our Viral Transport Media product being the most significant contributor to revenue within that portfolio. Offsetting these increases were decreases in our other product lines mainly due to the impact of the Covid-19 pandemic.

Geographically, 69% of our sales were generated in the Americas, 22% in Africa/Asia and 9% in Europe.

The gross margin increased from 42.2% in 2019 to 47.6% in 2020 and this is largely due to the impact of strong sales within our Covid-19 related portfolio of products, fewer instrument placements, lower depreciation and a range of cost saving measures implemented during the year.

Other operating income increased from US$0.1 million in 2019 to US$1.9 million in 2020. The increase mainly relates to funding received under the U.S. government’s Cares Act, principally its Paycheck Protection Program.

Selling General & Administrative Expenditure (excluding impairment charges, closure costs, recognition of contingent asset and tax settlement) decreased from US$27.7 million in 2019 to US$26.4 million in 2020, which represents a decrease of 4.6%. The decrease is mainly attributable to a range of cost saving measures implemented in response to the Covid-19 pandemic partially offset by foreign currency losses mainly on Euro-denominated lease liabilities and increased performance-related pay due to higher revenues and profits.

The Company recognized a non-cash impairment charge of US$17.8 million in 2020 (2019: US$24.3 million).

The operating profit for continuing operations was US$0.1 million for the year, which compares to an operating loss of US$24.1 million for 2019. Excluding the impairment charges, the plant closure costs and the recognition of contingent asset, the operating profit for continuing operations for 2020 is US$19.0 million, compared to US$5.2 million (also excluding impairment charges and a once-off tax settlement) in 2019. This increase in adjusted operating profit/loss is mainly attributable to higher revenues, higher gross margin and income from the Paycheck Protection program.

In 2020, net financing expense was US$6.7 million compared to US$5.9 million in 2019. The increase of US$0.8 million was due to a US$1.2 million increase in the fair value of the derivatives embedded in the Exchangeable Notes compared to a US$0.2 million decrease in 2019, lower deposit interest of US$0.4 million, offset by the inclusion of interest on a tax audit settlement of US$1.0 million in the prior year.

The loss for the year from continuing operations was US$6.0 million, compared to US$29.0 million in 2019. Before the impact of impairment charges, plant closure costs and the recognition of contingent asset, the profit for 2020 from continuing operations would have been US$12.9 million, compared to a US$0.4 million (excluding the tax settlement expense) for 2019.

3. Revenues

Revenues by Product Line

Trinity Biotech’s revenues for the year ended December 31, 2020 were US$101,980,000 compared to revenues of US$90,435,000 for the year ended December 31, 2019, which represents an increase of US$11,545,000 or 12.8%.  The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2020 US$’000	2019 US$’000	% Change
Revenues
Clinical laboratory goods	84,280	68,127	23.7%
Clinical laboratory services	8,485	10,915	(22.3)%
Point-of-Care	9,215	11,393	(19.1)%

	101,980	90,435	12.8%

Clinical Laboratory Goods

Clinical Laboratory goods revenues increased by US$16,153,000 in 2020, which represents an increase of 23.7%. The increase is mainly due to strong sales within our Covid-19 related portfolio of products, with our Viral Transport Media product being the most significant contributor to revenue within that portfolio. Due mainly to the impact of Covid-19, revenues for Haemoglobins and Autoimmune products recorded decreases in 2020 compared to 2019. In our Haemoglobins business, revenues were affected by the deferral of Diabetes instrument purchases as healthcare resources were stretched by the pandemic. Autoimmune revenues were affected by fewer patients attending their doctors for consultations. Infectious Diseases revenues increased significantly due to the aforementioned Viral Transport Media sales, but this was partly offset by lower Lyme sales attributable to the continued migration away from Western Blot to other testing formats.

Clinical Laboratory Services

Our New York reference laboratory offers laboratory-testing services for autoimmune disorders, such as Sjogren’s syndrome, hearing loss, celiac disease, lupus, rheumatoid arthritis and systemic sclerosis. Revenues for the laboratory decreased by 22.3% to US$8,485,000 due to lower testing volumes mainly on account of the pandemic.

Point-of-Care

Point-of-Care revenues decreased from US$11,393,000 in 2019 to US$9,215,000 in 2020, which is a decrease of US$2,178,000 (-19.1%). This was driven by lower HIV sales in both the USA and Rest of World. The decline in the USA was attributable to the decision to exit this market in 2019, which had been in decline for a number of years, whilst Rest of World sales were lower due to logistical and testing constraints arising from Covid-19 in the second and third quarters, with normal trading patterns only being restored in the fourth quarter of 2020.

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2020 US$‘000	2019 US$‘000	% Change
Revenues
Americas	70,408	52,183	34.9%
Asia/Africa	22,567	27,686	(18.5)%
Europe	9,005	10,566	(14.8)%

Total	101,980	90,435	12.8%

In the Americas, revenues increased US$18,225,000 or 34.9% mainly due to increased sales of our Viral Transport Media product which was used in the Covid-19 testing programs in USA and Canada. This increase was partly offset by (i) the decision to exit the HIV point-of-care testing market in USA during 2019, (ii) the continued migration of Lyme confirmatory testing away from Western Blot to alternative testing platforms and (iii) lower haemoglobins revenues due to the negative impact of Covid-19 in USA and Brazil and also due to a marked weakness in the Brazilian currency.

Asia/Africa revenues decreased by 18.5%, or US$5,119,000 compared to 2019. The decrease is due i) to lower Point-of-Care revenues in Africa where logistical and testing constraints arose due to Covid-19 particularly in the second and third quarters and ii) a decrease in haemoglobins revenues as patients’ scheduled diabetes tests in China and our other Asian markets were cancelled or postponed due to government quarantine enforcement in response to the pandemic.  Our haemoglobins customers also deferred their instrument purchases as healthcare resources were stretched by the pandemic.

In Europe, revenues decreased by 14.8% or US$1,561,000, compared to 2019. The decrease was due to lower haemoglobin A1c and infectious diseases revenues in the territory, mainly due to the reduction in patients attending their doctors for heath checks on account of the public healthcare emergency. Similar to Asia/Africa, there was a drop in haemoglobins instrument sales in Europe as customers postponed their instrument purchases due to uncertainty created by the pandemic.

For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.

4. Operating Profit – continuing operations

The following table sets forth the Group’s operating profit/(loss) from continuing operations:

	Year ended December 31,
	2020 US$’000	2019 US$’000	% Change
Revenues	101,980	90,435	12.8%
Cost of sales	(53,400)	(52,315)	2.1%

Gross profit	48,580	38,120	27.4%
Other operating income	1,860	91	1944.0%
Research & development	(5,080)	(5,325)	(4.6)%
SG&A expenses	(26,390)	(27,661)	(4.6)%
Selling, general and administrative expenses – recognition of contingent asset	1,316	-	100.0%
Selling, general and administrative expenses – tax audit settlement	-	(5,042)	(100.0)%
Selling, general and administrative expenses – closure costs	(2,425)	-	100%
Selling, general and administrative expenses - impairment charges	(17,779)	(24,295)	(26.8)%

Operating profit/(loss) on continuing operations	82	(24,112)	(100.3)%

Cost of sales and gross margin

Total cost of sales increased by US$1,085,000 from US$52,315,000 for the year ended December 31, 2019 to US$53,400,000, for the year ended December 31, 2020, an increase of 2.1%.  The gross margin of 47.6% in 2020 compares to a gross margin of 42.2% in 2019. This increase was largely due to the impact of strong sales within our Covid-19 related portfolio of products, fewer instrument placements (which are lower than average margin), lower depreciation and a range of cost saving measures implemented during the year.

Other operating income

Other operating income increased from US$91,000 in 2019 to US$1,860,000 in 2020. In 2020, other operating income mainly relates to funding received under the U.S. government’s Cares Act, principally its Paycheck Protection Program. Two out of six Paycheck Protection Program (“PPP”) loans received by the Company were forgiven during the year. The four loans which remained unforgiven at year end, totaling US$2,905,000, are treated as short term liabilities at December 31, 2020. Three of these loans were 100% forgiven in early 2021 and we are in the process of seeking forgiveness for the final remaining PPP loan which amounts to US$244,000. In 2019, other operating income mainly comprised the provision of canteen services to third parties in Ireland. Due to Covid-19 restrictions, these services were suspended in the second quarter of 2020.

Research and development expenses (“R&D”)

Research and development expenditure recorded in the Statement of Operations decreased from US$5,325,000 in 2019 to US$5,080,000 in 2020. The decrease in 2020 is due to cost saving measures implemented during the year including the furloughing of employees. For details of the Company’s various R&D projects see “Research and Products under Development” below.

Selling, General & Administrative expenses (“SG&A”)

Total SG&A expenses decreased by US$1,271,000 from US$27,661,000 for the year ended December 31, 2019 to US$26,390,000 for the year ended December 31, 2020.

The following table outlines the breakdown of SG&A expenses in 2020 compared to 2019.

	Year ended December 31,
	2020 US$’000	2019 US$’000	% Change
SG&A (excl. share-based payments and amortisation)	24,207	24,561	(1.4)%
Share-based payments	780	732	6.6%
Amortisation	1,403	2,368	(40.8)%

Total	26,390	27,661	(4.6)%

Selling General & Administrative Expenditure (excluding share-based payments and amortisation)

SG&A expenses excluding share-based payments and amortisation decreased from US$24,561,000 for the year ended December 31, 2019 to US$24,207,000 for the year ended December 31, 2020, which represents a decrease of 1.4%. The decrease of US$354,000 is mainly attributable to:

•
A range of cost saving measures implemented in response to the Covid-19 pandemic including the furloughing of employees in the second quarter of 2020, the receipt of government payroll subsidies, significantly reduced travel costs and the cancellation of trade shows and other marketing activities.

•
Partially offsetting these savings were increased foreign currency losses mainly due to the re-translation of Euro-denominated lease liabilities for right-of-use assets and increased performance-related pay due to higher revenues and profits.

Share-based payments

The expense represents the fair value of share options granted to directors, employees and contractors, which is charged to the statement of operations over the vesting period of the underlying options. The Group has used a trinomial valuation model for the purposes of valuing these share options with the key inputs to the model being the expected volatility over the life of the options, the expected life of the option, the option price, the dividend yield and the risk free rate.

The Group recorded a total share-based payments charge of US$792,000 (2019: US$758,000). The increase of US$34,000 in the total share-based payments expense is mainly due to a higher number of options being in their vesting period in 2020 compared to 2019 due to options granted in 2020. The total charge is shown in the following expense headings in the statement of operations: US$12,000 (2019: US$26,000) was charged against cost of sales and US$780,000 (2019: US$732,000) was charged against selling, general & administrative expenses.

For further details, refer to Item 18, Note 22 to the consolidated financial statements.

Amortisation

Amortisation decreased from US$2,368,000 for the year ended December 31, 2019 to US$1,403,000 for the year ended December 31, 2020. The decrease of US$965,000 is due to the impairment recorded at December 31, 2019 which resulted in a lower carrying value for development projects and other intangible assets such as acquired technology, customer and supplier lists.

Selling, general and administrative expenses – recognition of contingent asset

In our financial statements for the year ended December 31, 2019, we disclosed a contingent asset of USD$1,231,000 which had not been recognised. It was in connection with the 2019 tax audit settlement and was payable by Darnick Company. This balance was settled in the year ended December 31, 2020 and has been credited to the Statement of Operations within Selling, General and Administrative Expenses - recognition of contingent asset. The underlying amount was denominated in Euro. Due to a depreciation in the US Dollar since 2019, the US Dollar equivalent amount increased from US$1,231,000 to US$1,316,000.

Selling, general and administrative expenses – tax audit settlement

In the year end December 31, 2019, a tax audit settlement of US$6,442,000 arising in one of the jurisdictions in which the company operates was reached.  The settlement consisted of US$3,863,000 in relation to a patent dividend scheme, which had operated via Rayville Limited from 1995 to 2010, US$1,231,000 in relation to payments for CEO Services made to Darnick Company (a company controlled by the family of Ronan O’Caoimh), and US$75,000 in relation to R&D tax credits. Penalties were US$273,000. Interest charges were US$1,000,000 and this is shown as a financial expense. The total settlement excluding interest of US$1,000,000 was US$5,442,000 and this was partially offset by an existing provision of US$400,000, resulting in an expense of US$5,042,000. There was no tax audit settlement charge recorded in the year end December 31, 2020.

Selling, general and administrative expenses – closure costs

In 2020, management decided to close a production facility in Carlsbad, California facility which specialised in Western Blot manufacturing. The last number of years had seen a steady migration of customers away from using the Western Blot testing format for diagnosing Lyme in favour of alternative testing platforms.  Production volumes declined steadily at the plant to the extent that it no longer made economic sense to continue.  The plant was closed on June 30, 2020.  Production of remaining products was transferred to other locations in the Group. The charge for closing the facility was US$2,425,000 which largely comprised redundancy costs, the write-off of inventory and the cost of exiting lease obligations.

Selling, general and administrative expenses - impairment charges

Impairment charges of US$17,779,000 for the year ended December 31, 2020 are included in selling, general and administrative expenses.  In 2019, the impairment charges were US$24,295,000. In accordance with the provisions of accounting standards under IFRS, a company is required to carry out annual impairment reviews in order to determine the appropriate carrying value of its net assets.  A number of factors impacted this calculation including cash flow projections and net asset values across each of the Company’s cash generating units, the Company’s share price at December 31, 2020 and the cost of capital. Primus Corporation, which recorded an impairment loss of US$16,706,000 in 2020, has been particularly impacted by the pandemic and changes to its product offering. Trinity Biotech Do Brasil also incurred a significant impairment loss in 2020 as this CGU continues to be impacted by the weakness of the Brazilian Real.

 For further details, see Item 18, Notes 13, 14 and 18.

5. Loss for the year

The following table sets forth selected statement of operations data for each of the periods indicated.

	Year ended December 31,
	2020 US$‘000	2019 US$‘000	% Change
Operating profit/(loss)	82	(24,112)	(100.3)%
Net financing expense	(6,715)	(5,885)	14.1%

Loss before tax	(6,633)	(29,997)	(77.9)%
Income tax credit	620	1,006	(38.4)%

Loss for the year from continuing operations	(6,013)	(28,991)	(79.3)%

Net Financing Expense

Net financing expense was US$6,715,000 for the year-end December 31, 2020 compared to US$5,885,000 in 2019. Financial income decreased by US$661,000 from US$697,000 for the year-end December 31, 2019 to US$36,000 in 2020. There was a decrease of US$428,000 in bank deposit interest due to the lower cash deposits and lower interest rates and a decrease of US$233,000 in the income arising from the revaluation of embedded derivatives at fair value.

Financial expenses increased by US$169,000 to US$6,751,000 during 2020 mainly due to an expense of US$1,216,000 arising from revaluation of embedded derivatives at fair value, partly offset by non-recurring interest of US$1,000,000 arising on a tax audit settlement in 2019.

Taxation

The Group recorded a tax credit on continuing operations of US$620,000 for the year ended December 31, 2020 compared to a tax credit of US$1,006,000 for the year ended December 31, 2019.  The 2020 tax credit comprises US$453,000 of current tax credit and US$167,000 of a deferred tax credit. For further details on the Group’s tax charge please refer to Item 18, Note 9 and Note 15 to the consolidated financial statements.

Loss for the year from continuing operations

The loss for the year amounted to US$6,013,000, compared to a loss of US$28,991,000 in 2020, representing a decrease of 79.3%.

6. Discontinued operations

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

	Year ended December 31,
	2020 US$‘000	2019 US$‘000
(Loss)/Profit on discontinued operations	(375)	77

The loss on discontinued operations is US$375,000 in year ended December 31, 2020, which is mainly due to the unwinding of closure provisions and a change of estimate in relation to a tax receivable balance. The profit on discontinued operations is US$77,000 in year ended December 31, 2019, which was mainly due to the release of Fiomi Diagnostic’s accumulated foreign currency translation reserve. For further details, see Item 18, Note 10.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Please see the comparison in Item 5A of our Form 20-F for the Year ended December 31, 2019 filed on June 15, 2020.

B.	Liquidity and Capital Resources

Financing

In 2020, the Group financed its operations mainly from internal sources in the form of existing cash resources and cash generated from operations. The only new external financing came from government-backed Covid-19 loans received by our U.S. and Canadian subsidiaries.

The Group’s capital structure is a mixture of debt and equity. The Group maintains a relationship with a number of lending banks but currently has no bank loans apart from the aforementioned government-backed Covid-19 loans.  In 2020, the outstanding debt comprises exchangeable loan notes, government-backed Covid-19 loans and bank finance leases. In terms of equity financing, the Group has an ability to potentially raise funds by virtue of our outstanding shelf registration statement, but no securities were issued in 2020.

In 2015, the Group raised US$110.5 million (net of fees) through the issuance of exchangeable loan notes (see Item 18, Note 25 for further information). The notes, which mature in 2045, are senior unsecured obligations and accrue interest at an annual rate of 4%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2015. In August 2018, the Group purchased US$15,100,000 of the exchangeable notes. The nominal amount of the debt after the purchase is US$99,900,000. The notes include a number of put and call options and the first date on which holders can exercise their put option is April 1, 2022.

To mitigate the financial impact of the Covid-19 outbreak, the Company has availed of governmental supports.  This included the receipt of US$4.5 million of loans in 2020 under the U.S. government’s Paycheck Protection Program.  As at December 31, 2020, US$1,615,000 of the loans had been forgiven.  The four loans which remained unforgiven at year end, totaling US$2,905,000, are treated as short term liabilities at December 31, 2020. Three of these loans were 100% forgiven in early 2021 and we are in the process of seeking forgiveness for the final remaining PPP loan which amounts to US$244,000.  The maximum amounts repayable as at December 31, 2020 would amount to US$2,905,000 and this liability has been recorded on the balance sheet at December 31, 2020.

The Group entered into sale and leaseback arrangements with Allied Irish Bank in 2015 and 2018 and with Wells Fargo in 2018. At December 31, 2020, the amount owed under sale and leaseback arrangements was US$280,000. The Group also has lease liabilities relating to right-of-use assets with lease maturities between 1 and 13 years.

At December 31, 2020, the cash and cash equivalents balance was US$27.3 million. In the future, the amount of cash generated from operations will depend on a number of factors which include the following:

•	The ability of the Group to continue to generate revenue growth from its existing product lines and from new products following the successful completion of its development projects;

•	The ability of the Group to mitigate the negative impacts of the Covid-19 pandemic and maximize the opportunities to sell our Covid-19 related portfolio of products;

•	The extent to which capital expenditure is incurred on additional property plant and equipment;

•	The level of investment required to undertake both new and existing development projects; and

•	Successful working capital management in the context of a growing business.

The Group has capital commitments as at December 31, 2020 of US$156,000.

In the Directors’ opinion, the Group will have access to sufficient funds to support its existing operations for at least the next 12 months by utilising existing cash resources and cash generated from operations, and if required, replacement external financing. The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments including the Covid-19 pandemic.

In particular, the directors have considered the potential repayment of part or all of the US$99.9 million exchangeable notes that may arise in April 2022.  The notes include a number of put and call options and the first date on which holders can exercise their put option is April 1, 2022.  If the put option is exercised, we will have to repurchase the notes at par.  To the extent we are unable to repay our debt as it becomes due with cash on hand or from other sources, we will need to refinance our debt, sell assets or repay the debt with the proceeds from equity offerings.

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

Cash Flows

As at December 31, 2020, Trinity Biotech’s consolidated cash and cash equivalents were US$27,327,000. Our cash and cash equivalents consist primarily of cash in bank accounts and short-term deposits.

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities.

	Year ended December 31,
	2020 US$‘000	2019 US$‘000
Net cash inflow from operating activities	23,755	5,417
Net cash outflow from investing activities	(10,198)	(11,853)
Net cash outflow from financing activities	(2,716)	(7,529)

Net increase/(decrease) in cash and cash equivalents and short term investments	10,841	(13,965)

Operating Activities

Net cash generated from operating activities for the year ended December 31, 2020 amounted to US$23,755,000 (2019: US$5,417,000), an increase of US$18,338,000. The increase in net cash generated from operating activities of US$18,338,000 is attributable to a decrease in working capital outflows of US$1,449,000 and an increase in operating cash flows before changes in working capital of US$17,347,000 partially offset by an increase in interest and taxes paid of US$458,000. The increase in operating cash flows before changes in working capital is primarily driven by an operating profit before impairment losses during the current financial year compared with an operating loss before impairment losses during the prior year. The working capital outflow decrease, when compared to the prior year, is due to an increase in trade and other payables of US$4,843,000 partially offset by an increase in cash outflows for trade and other receivables of US$2,934,000 and increase in cash outflows for inventories of US$460,000.

Investing Activities

Net cash outflows from investing activities for the year ended December 31, 2020 amounted to US$10,198,000 (2019: US$11,853,000) which were principally made up as follows:

•
Payments to acquire intangible assets of US$6,990,000 (2019: US$9,718,000), which principally related to development expenditure capitalised as part of the Group’s on-going product development activities; and

•
Acquisition of property, plant and equipment of US$3,178,000 (2019: US$2,118,000) incurred as part of the Group’s investment programme for its manufacturing and distributing activities, and placement of instruments.

Financing Activities

Net cash outflows from financing activities for the year ended December 31, 2020 amounted to US$2,716,000 (2019: outflows of US$7,529,000). This outflow is due to the payment of lease liabilities (US$3,240,000) and an interest payment on the exchangeable notes (US$3,996,000) partially offset by the receipt of loans in 2020 under the U.S. government’s Paycheck Protection Program (US$4,520,000). In 2019 the outflow was due to the payment of lease liabilities (US$3,533,000) and an interest payment on the exchangeable notes (US$3,996,000).

C. Research and Development, Patens and Licences, etc.

For information on research and development see “Item 4. Information on the Company—Item 4.B Business overview.”

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

D. Trend Information

In 2020, the majority of our product lines were negatively impacted by the Covid-19 pandemic with the greatest impact occurring from April to September 2020. However, these decreases were more than offset by demand for products within our Covid-19 related portfolio of products, including very strong demand in the second half of 2020 for our FDA-approved Viral Transport Medium product which can be used to transport Covid-19 testing samples in a stable environment. The outlook for our Covid-19 related portfolio of products is unpredictable and will depend on numerous factors, including but not limited to, the future duration and extent of the pandemic and public health policies regarding Covid-19 testing protocols. For example, in the first quarter of 2021, we experienced lower demand for our Viral Transport Medium product due to increased supply from competitor suppliers in the market and a reduction in customers’ demand, partially due to stockpiling of testing supplies by some customers towards the end of 2020.

Outside of our Covid-19 related portfolio of products, there was a partial recovery in the second half of 2020 after a significant decrease in the second quarter of 2020.  As the year progressed, revenues did not return fully to pre-pandemic levels mainly due to lower testing volumes at our Autoimmunity reference laboratory in New York and lower demand for some infectious disease testing. In 2021, the early indications are that the recovery in revenues is continuing. However, the situation remains fluid given the unpredictability caused by Covid-19 and related public health measures.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. The Group’s management have determined that there are no off-balance sheet arrangements which need to be reflected in the financial statements.

F. Tabular Disclosure of Contractual Obligations

Contractual obligations

The following table summarises our minimum contractual obligations and commercial commitments, including interest, as of December 31, 2020:

	Payments due by Period
Contractual Obligations	Total US$’000	less than 1 year US$’000	1-2 Years US$’000	2-5 Years US$’000	more than 5 years US$’000
Exchangeable note*	99,900	—	—	—	99,900
Exchangeable note interest	97,902	3,996	3,996	11,988	77,922
Trade & other payables	24,335	24,335	—	—	—
Other borrowings	31	—	31	—	—
Right of asset leases obligations	18,461	2,054	1,914	4,856	9,637
Sale and leaseback lease obligations	280	99	104	77	—

Total	240,909	30,484	6,045	16,921	187,459

* The exchangeable notes will mature in 2045, however, they can be called early on April 1, 2022 and other subsequent dates.

G. Safe Harbor

See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this Annual Report.

Item 6.     Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

We are managed by a board of directors, which is currently comprised of six members, and our senior management. The following table presents information about our current executive officers, members of our Board of Directors and our senior management, including their ages. The term executive officer refers to any person in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who  performs a policy making function or any other person who performs similar policy making functions for the registrant. Executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant.

Directors and Senior Management

Name	Age	Title
Directors
Ronan O’Caoimh	65	Chairman and Chief Executive Officer
Jim Walsh, PhD	62	Executive Director
John Gillard	40	Chief Financial Officer, Company Secretary and Executive Director
Kevin Tansley	50	Executive Director
Denis R. Burger, PhD	77	Non-Executive Director (Resigned October 23, 2020)
Clint Severson	72	Non-Executive Director/Lead Director
James D. Merselis	67	Non-Executive Director
Senior Management
Simon Dunne	47	Chief Accounting Officer
Fernando Devia	58	Executive Vice President Sales
Sanjiv Suri	62	Senior Vice President Global Sales and General Manager North America
Terence Dunne, PhD	40	Business Development Director
Eibhlín Kelly	37	Chief Information Officer

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

Jim Walsh, PhD, Executive Director, initially joined Trinity Biotech in October 1995 as Chief Operations Officer. Dr Walsh resigned from the role of Chief Operations Officer in 2007 to become a Non Executive Director of the Company. In October, 2010 Dr Walsh rejoined the company as Chief Scientific Officer. Dr Walsh transferred from this position in 2015 and focuses on Business Development activities. Prior to joining Trinity Biotech, Dr Walsh was Managing Director of Cambridge Diagnostics Ireland Limited (“CDIL”). He was employed with CDIL since 1987. Before joining CDIL he worked with Fleming GmbH as Research & Development Manager. Dr Walsh holds a PhD degree in Chemistry from University College Galway.

John Gillard, Chief Financial Officer, joined Trinity Biotech in November 2020 as Chief Financial Officer, Secretary to the Board of Directors and was appointed to the Board as Executive Director. Mr. Gillard is both a Chartered Accountant and Chartered Tax Advisor, having trained at PWC.  Prior to joining Trinity Biotech, Mr. Gillard held a number of senior financial roles including from 2012 to 2016 at Alphabet Inc./Google, and from Nov 2016 to May 2020 at ION Investment Group.  Since June 2020 Mr. Gillard has also acted as a business consultant. Mr. Gillard holds a Bachelor of Commerce degree from the National University of Ireland Galway and a Masters degree in Accounting from University College Dublin.

Kevin Tansley, Executive Director, joined Trinity Biotech in March 2003 and was appointed Chief Financial Officer and Secretary to the Board of Directors in November 2007. Mr. Tansley was appointed to the board in September 2016 as Executive Director. In November 2020 it was announced that Mr. Tansley was stepping down as Chief Financial Officer and Company Secretary but remains a Director of the Company. Mr. Tansley trained as a chartered accountant in the Corporate Financial Services practice of Arthur Andersen & Co. Prior to joining Trinity Biotech in 2003, Mr. Tansley held a number of financial positions in the Irish electricity utility ESB. Mr. Tansley holds a Masters of Accounting degree from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.

Clint Severson, Non-executive director, joined the board of Trinity Biotech in November 2008 as a non-executive director. Mr. Severson served as Chairman and CEO of Abaxis Inc. from June, 1996 to August, 2018, a NASDAQ traded diagnostics company based in Union City, California. From February 1989 to May 1996, Mr. Severson served as President and Chief Executive Officer of MAST Immunosystems, Inc., a privately-held medical diagnostic company and to date he has accumulated over 40 years of  experience in the medical diagnostics industry. Mr Severson is also on the board of Cutera, a provider of laser, light and other energy-based aesthetic systems for medical practitioners worldwide.

James D. Merselis, Non-executive director, joined the board of Trinity Biotech in February 2009.  He is currently a Co-Founder and Managing Director of Synchrony Bio LLC, a healthcare-focused venture investment fund based in St. Louis, MO.  He is also a non-executive director for the following companies: Kypha Inc., a St. Louis, Missouri based diagnostic company focused on Complement assays in the diagnosis and management of patients with inflammatory diseases; Geneoscopy, a St. Louis, Missouri based company developing next generation diagnostics that leverage the power of RNA to better prevent, detect, and treat gastrointestinal disease; and Abram Scientific Inc., a coagulation diagnostics company located in Palo Alto, California. Mr. Merselis has more than forty years’ experience in healthcare, including twenty-two years at Boehringer Mannheim Diagnostics (now Roche Diagnostics). Mr. Merselis has led a number of healthcare diagnostic start-ups. From 2002 to 2007, he served as President and CEO of HemoSense, Inc., a point-of-care diagnostics company providing patients and physicians with rapid test results to help manage the risk of stroke with the use of Warfarin or Coumadin. During this time he successfully took the company public (AMEX:HEM) followed two years later by its acquisition by Alere (now Abbott) (NYSE:ABT). His leadership at other start-ups has included: Nexus Dx (now Samsung), Alverix, Inc. (now Becton Dickenson), and Micronics, Inc. (now SONY).

Simon Dunne, Chief Accounting Officer, has served as our chief accounting officer since November 2007, having previously been our European CFO from November 2006. Prior to joining us, Mr. Dunne held various finance leadership positions with Misys plc and worked in the auditing division of PWC. He graduated from University College Dublin with a Bachelor of Commerce degree and is a Fellow of the Institute of Chartered Accountants Ireland.

Fernando Devia, Executive Vice President Sales, Mr. Fernando Devia, has been executive vice president at Trinity Biotech since October 2014. Mr. Devia started with Trinity April 2011 and received several promotions prior to his current position. Before joining Trinity Mr. Devia held various positions of increasing responsibility at Bio-Rad Laboratories & Hemagen diagnostics. Mr. Devia received an MBA degree in international management and a BS degree in biochemistry both from the University of Dallas.

Sanjiv Suri, Senior Vice President Global Sales and General Manager North America, has served as our Senior Vice President Global Sales and General Manager North America since 2019. Prior to joining us in March 2018, Mr. Suri was an independent consultant between June 2017 and February 2018. Mr. Suri held various management leadership positions with Pharm-Olam; Erba Mannheim and Bio-Rad, companies doing business in the CRO and IVD Segments from 2004 to 2017. He was the Chief Executive Officer of Pharm-Olam USA from 2014 to 2017, President, Erba Mannheim, Germany from 2011 to 2014 and General Manager Emerging Markets, Bio-Rad (USA) from 2004 to 2010.  Mr Suri graduated from the University of Texas at Austin with a Master’s degree in Business Administration and also has a Master’s degree in Economics from the University of Bombay.

Terence Dunne, Business Development Director, has been employed by Trinity Biotech since 2016. Prior to joining Trinity Biotech, Mr. Dunne held various technical and management roles at EKF Diagnostics and a number of biotech start-ups. Mr. Dunne graduated from NUI Maynooth with a BSc. degree in Biotechnology in 2002, from University College Dublin with a PhD degree in Molecular Biology in 2008 and a MBA degree from UCD Smurfit Business School in 2017.

Eibhlín Kelly, Chief Information Officer, has served as Chief Information Officer of Trinity Biotech since September 2015. Previously, she served as Customer Services Manager at Lynq Limited between 2011 and 2015, and Service Delivery/Support Manager at Trinity Biotech between 2005 and 2011. She graduated with an honours degree in Business Information Systems Development from Dublin Institute of Technology.

Additional Information

There are no family relationships between any of the directors or members of senior management named above.

Our articles of association provide for a Board of Directors of not less than four and not more than ten members.  Our Board of Directors is currently composed of six directors. Officers serve at the pleasure of the Board of Directors, subject to the terms of any agreement between the officer and us. In November 2020 it was announced that Kevin Tansley was stepping down as Chief Financial Officer and Company Secretary. John Gillard was appointed as the Chief Financial Officer and Company Secretary.

We are not aware of any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Denis R. Burger, PhD, a non-executive director who co-founded Trinity Biotech in June 1992, stepped down from his role on the board on October 23, 2020 due to health reasons.

B. Compensation

The basis for the executive directors’ remuneration and level of annual bonuses is determined by the Remuneration Committee of the board. In all cases, bonuses and the granting of share options are subject to stringent performance criteria. The Remuneration Committee consists of Mr. Clint Severson (Committee Chairman and Lead Director) and Mr. James Merselis. Directors’ remuneration shown below comprises salaries, pension contributions and other benefits and emoluments in respect of executive directors excluding share options. Non-executive directors are remunerated by fees and the granting of share options. The fees payable to non-executive directors are determined by the board.

Total directors and non-executive directors’ remuneration, excluding pension and share options, for the year ended December 31, 2020 amounted to US$2,020,000. The pension charge for the year amounted to US$41,000. See Item 18, Note 11 to the consolidated financial statements. The split of directors’ remuneration set out by director is detailed in the table below:

Director	Salary/ Benefits US$’000	Performance related bonus US$’000	Defined contribution pension US$’000	Total 2020 US$’000	Total 2019 US$’000
Ronan O’Caoimh	697	355	—	1,052	425
Jim Walsh	38	—	—	38	—
John Gillard	52	—	—	52	—
Kevin Tansley	487	229	41	757	630
Denis R. Burger	48	—	—	48	75
James Merselis	57	—	—	57	75
Clint Severson	57	—	—	57	75
	1,436	584	41	2,061	1,280

As at December 31, 2020 there was no accrual by the Company to provide pension, retirement or similar benefits for the directors (2019: NIL).

The Chief Executive Officer and the Chief Financial Officer participate in an annual performance bonus scheme which is based on the attainment of specified targets. The bonus scheme is approved by the Remuneration Committee.

In 2020 ‘A’ share options granted to the directors totaled 8,480,000 (2019: 4,060,000).

In addition, see Item 7 - Major Shareholders and Related Party Transactions for further information on the compensation of Directors and Officers.

Compensation of Senior Management

Compensation of our executive officers is composed primarily of base salary and the payment of short-term and mid-term cash bonuses. Cash bonuses are generally tied to the achievement of financial performance indicators and strategic objectives, and they may vary as a percentage of base salary depending upon the level of responsibilities of the executive officer. Our executive compensation package is also complemented by long-term incentives in the form of stock options.

For the financial year ended December 31, 2020, our executive officers and directors, as a group (11 persons), received aggregate compensation of US$3,362,000 for services they rendered in all capacities during 2020, which amount includes base salary, bonuses and benefits in kind, excluding share options.

C. Board Practices

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

The Board of Directors has established Audit, Remuneration and Compensation Committees. The Remuneration Committee consists of Mr Clint Severson (committee chairman and lead director) and Mr James Merselis. This Committee is responsible for approving executive directors’ remuneration including bonuses and share option grants. The Audit Committee reviews the Group’s annual and interim financial statements and reviews reports on the effectiveness of the Group’s internal controls. It also appoints the external auditors, reviews the scope and results of the external audit and monitors the relationship with the auditors. The Audit Committee comprises the two non-executive directors of the Group, Mr James Merselis (Committee Chairman) and Mr Clint Severson. The Compensation Committee currently comprises Mr Ronan O’Caoimh (Committee Chairman), Dr Jim Walsh and Mr Kevin Tansley. The Board of Directors administers the Employee Share Option Plan. The Board determines the exercise price and the term of the options. Individual option grants of less than 30,000 ‘A’ ordinary shares (7,500 ADRs) are approved by the Compensation Committee and subsequently ratified by the Board. Options granted to the members of the Compensation Committee are approved by the Remuneration Committee and share options granted to non-executive directors are decided by the other members of the board.

Because Trinity Biotech is a foreign private issuer, it is not required to comply with all of the corporate governance requirements set forth in NASDAQ Rule 5600 as they apply to U.S. domestic companies.

Indemnification of Directors and Officers

Our currently effective memorandum and articles of association permit, subject to the Securities Act, indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers.

Under our Constitution no director or other officer shall be liable for (i) any acts, receipts, neglect or defaults of any other director or officer for joining in any receipt or other act for conformity; (ii) any loss or expense that may happen to us through the inefficiency or deficiency of title to any property acquired by order of the directors or on our behalf; (iii) the inefficiency or deficiency of any security in or upon which any of our monies shall be invested; (iv) any loss or damage arising from bankruptcy, insolvency or tortuous act of any person with whom any monies, securities or effects shall be deposited; (v) any loss occasioned by any error of judgment, omission, default or oversight on the persons part; or (vi) any other loss damage or misfortune whatsoever which shall happen in relation to those things unless the same shall happen through the persons own negligence, default, breach of duty, breach of trust or dishonesty.

In addition, our Constitution provides that to the extent permitted by law, we may pay, or agree to pay, a premium in respect of a contract insuring a person who is or has been an officer of our company or one of our subsidiaries against a liability:

-
incurred by the person in his or her capacity as an officer of our company or a subsidiary of our company provided that the liability does not arise out of a conduct involving a wilful breach of duty in relation to our company or a subsidiary of our company; or

-	for costs and expenses incurred by that person defending proceedings, whatever their outcome.

D. Employees

The following table details certain data on the workforce of Trinity Biotech and its consolidated subsidiaries as of the dates indicated:

	Year Ended December 31,
	2020	2019	2018
Numbers of employees by geographic location
United States	310	334	344
Ireland	199	215	204
United Kingdom	3	2	1
Brazil	31	28	26
Total workforce	543	579	575
Numbers of employees by category of activity
Research scientists & technicians	52	57	59
Manufacturing/Operations	280	303	297
Quality Assurance	63	60	56
Finance/Administration	65	66	69
Sales & Marketing	83	93	94
Total workforce	543	579	575

We consider our employees the most valuable asset of our company. We offer competitive compensation and comprehensive benefits to attract and retain our employees. The remuneration and rewards include retention through share-based compensation and performance-based bonuses. We generally provide our employees with benefits and working conditions beyond the required minimums in each geographic and regulatory environment in which the Group operates.

We believe that an engaged workforce is key to maintaining our ability to innovate. We have been successful in integrating new employees into the business and keeping our employees engaged. Investing in our employees' career growth and development is an important focus for us. We offer learning opportunities and training programs including workshops, guest speakers and various conferences to enable our employees to advance in their chosen professional paths.

We are committed to providing a safe work environment for our employees. We have taken necessary precautions in response to the recent Covid-19 outbreak, including offering employees flexibility to work from home where practical, mandatory social distancing requirements in the workplace (such as adding more space between work spaces) and provision of hand sanitizer to all employees, and improvement and optimization of our telecommuting system to support remote work arrangements.

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

Stock Option Plans

The Board of Directors have adopted the Employee Share Option Plans (the “Plans”); with the most recently adopted Share Option Plan being the 2020 Plan. The purpose of these Plans is to provide Trinity Biotech’s employees, consultants, officers and directors with additional incentives to improve Trinity Biotech’s ability to attract, retain and motivate individuals upon whom Trinity Biotech’s sustained growth and financial success depends. These Plans are administered by the Board of Directors. Options under the Plans may be awarded only to employees, officers, directors and consultants of Trinity Biotech.

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

As of March 31, 2021, our directors and executive officers as a group, then consisting of 11 persons, held options to purchase an aggregate of 18,128,000 ‘A’ shares (4,532,000 ADS equivalent), having exercise prices ranging from US$0.19 per ‘A’ ordinary share (US$0.77 per ADS) to US$4.36 per ‘A’ ordinary share (US$17.45 per ADS) and expiration dates ranging from 2022 to 2027.  Generally, the options vest over a three year period.

The following table sets forth certain information as of March 31, 2021, regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of ‘A’ Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Ronan O’Caoimh (3)	12,664,828	14.2%
Jim Walsh (4)	2,583,612	3.0%
John Gillard	-	*
Kevin Tansley (5)	1,280,668	1.5%
Clint Severson (6)	718,000	*
James Merselis (7)	618,600	*
Simon Dunne (8)	140,000	*
Fernando Devia (9)	360,000	*
Sanjiv Suri (10)	173,334	*
Terence Dunne (11)	206,668	*
Eibhlín Kelly	-	*
Executive officers and directors as a group (11 persons)	18,745,710	20.1%

*	Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on ‘A’ Ordinary Shares issued and outstanding as of March 31, 2021.

(3)
Represents (a) 7,057,496 ‘A’ ordinary shares and (b) 5,607,332 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2021. Includes options issued to Darnick Company which in the past provided Trinity Biotech with the services of Mr. O’Caoimh as Chief Executive Officer.

(4)
Represents (a) 1,393,612 ‘A’ ordinary shares and (b) 1,190,000 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2021. Note that 1,200,000 ‘A’ ordinary shares of Dr Walsh’s shares are held in trust for the benefit of Dr Walsh’s immediate family.

(5)	Represents (a) 150,000 ‘A’ ordinary shares and (b) 1,130,668 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2021.

(6)	Represents (a) 288,000 ‘A’ ordinary shares and (b) 430,000 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2021.

(7)	Represents (a) 188,600 ‘A’ ordinary shares and (b) 430,000 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2021.

(8)	Represents 140,000 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2021.

(9)	Represents 360,000 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2021.

(10)	Represents 173,334 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2021.

(11)	Represents 206,668 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2021.

As of March 31, 2021, 16,738,000 (4,184,500 ADS equivalent) of the options outstanding were held by the directors of Trinity Biotech as follows:

Director/Company Secretary	Number of Options ‘A’ Shares	Number of Options ADS Equivalent	Exercise Price (Per ‘A’ Share)	Exercise Price (Per ADS)	Expiration Date of Options
Ronan O’Caoimh*	1,000,000	250,000	1.34	5.35	07/09/2024
	1,000,000	250,000	1.34	5.35	07/09/2024
	244,000	61,000	1.34	5.35	07/09/2024
	2,030,000	507,500	0.69	2.74	14/06/2026
	2,030,000	507,500	0.69	2.74	14/06/2026
	1,333,332	333,333	0.19	0.77	20/03/2027
	1,333,332	333,333	0.19	0.77	20/03/2027
	333,336	83,334	0.19	0.77	20/03/2027
	1,200,000	300,000	0.73	2.90	17/11/2027
	1,200,000	300,000	0.73	2.90	17/11/2027
Jim Walsh	53,333	13,333	2.43	9.73	24/02/2023
	53,333	13,333	2.43	9.73	24/02/2023
	53,334	13,334	2.43	9.73	24/02/2023
	360,000	90,000	1.34	5.35	07/09/2024
	360,000	90,000	1.34	5.35	07/09/2024
	30,000	7,500	1.34	5.35	07/09/2024
	280,000	70,000	0.19	0.77	20/03/2027
	280,000	70,000	0.19	0.77	20/03/2027
	40,000	10,000	0.19	0.77	20/03/2027
Kevin Tansley	340,000	85,000	1.34	5.35	07/09/2024
	340,000	85,000	1.34	5.35	07/09/2024
	184,000	46,000	1.34	5.35	07/09/2024
	266,668	66,667	0.19	0.77	20/03/2027
	266,668	66,667	0.19	0.77	20/03/2027
	266,664	66,666	0.19	0.77	20/03/2027
Jim Merselis	20,000	5,000	2.43	9.73	24/02/2023
	20,000	5,000	2.43	9.73	24/02/2023
	20,000	5,000	2.43	9.73	24/02/2023
	95,000	23,750	1.34	5.35	07/09/2024
	95,000	23,750	1.34	5.35	07/09/2024
	20,000	5,000	1.34	5.35	07/09/2024
	160,000	40,000	0.19	0.77	20/03/2027
	160,000	40,000	0.19	0.77	20/03/2027
	40,000	10,000	0.19	0.77	20/03/2027
Clint Severson	20,000	5,000	2.43	9.73	24/02/2023
	20,000	5,000	2.43	9.73	24/02/2023
	20,000	5,000	2.43	9.73	24/02/2023
	95,000	23,750	1.34	5.35	07/09/2024
	95,000	23,750	1.34	5.35	07/09/2024
	20,000	5,000	1.34	5.35	07/09/2024
	160,000	40,000	0.19	0.77	20/03/2027
	160,000	40,000	0.19	0.77	20/03/2027
	40,000	10,000	0.19	0.77	20/03/2027
John Gillard	150,000	37,500	0.67	2.69	23/10/2027
	150,000	37,500	0.67	2.69	23/10/2027
	150,000	37,500	0.67	2.69	23/10/2027
	150,000	37,500	0.67	2.69	23/10/2027

*Includes options issued to Darnick Company which in the past provided Trinity Biotech with the services of Mr. O’Caoimh as Chief Executive Officer.

As of March 31, 2021 the following total options were outstanding:

	Number of ‘A’ Ordinary Shares Subject to Option	Range of Exercise Price per Ordinary Share	Range of Exercise Price per ADS
Total options outstanding	19,485,990	US$0.19-US$4.36	US$0.77-US$17.45

As of March 31, 2021 there were no outstanding warrants to purchase ‘A’ Ordinary Shares.

Item 7.     Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2021 Trinity Biotech has outstanding 83,606,810 ‘A’ Ordinary shares (excluding treasury shares). Such totals exclude 19,485,990 shares issuable upon the exercise of outstanding options and warrants.

The following table sets forth, as of March 31, 2021, the Trinity Biotech ‘A’ Ordinary Shares beneficially held by each person believed by Trinity Biotech to beneficially hold 5% or more of such shares.

Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated.

	Number of ‘A’ Ordinary Shares Beneficially Owned		Number of ADSs Beneficially Owned (1)	Percentage ‘A’ Ordinary Shares (2)	Percentage Total Voting Power
Renaissance Technologies LLC	7,627,224	(3)	1,906,806	9.1%	9.1%
Paradice Investment Management, LLC	6,172,460	(4)	1,543,115	7.4%	7.4%
Heartland Advisors, Inc	4,703,280	(5)	1,175,820	5.6%	5.6%
Lapides Asset Management, LLC	4,455,600	(6)	1,113,900	5.3%	5.3%
Boston Partners	4,296,880	(7)	1,074,220	5.1%	5.1%
Ronan O’Caoimh	12,664,828	(8)	3,166,207	14.2%	14.2%

The following shareholders have disclosed ownership above 5% since January 1, 2018 but their ownership is below 5% as at March 31, 2021 according to their Schedule 13G filings.

	Number of ‘A’ Ordinary Shares Beneficially Owned		Number of ADSs Beneficially Owned (1)	Percentage ‘A’ Ordinary Shares (2)	Percentage Total Voting Power	Date of Filing
Stonehill Capital Management LLC	5,458,396	(9)	1,364,599	6.5%	6.5%	September 4, 2020
Whitefort Capital Master Fund, LP	4,760,048	(10)	1,190,012	5.7%	5.7%	May 3, 2019
Janus Henderson Group plc	5,556,972	(11)	1,389,243	6.6%	6.6%	February 12, 2019

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on ‘A’ Ordinary Shares outstanding (excluding treasury shares).
(3)
Based on a Schedule 13G/A filed on February 10, 2021, with the SEC by Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation. The principal business address of each of these entities is 800 Third Avenue, New York, NY 10022 United States.

(4)
Based on a Schedule 13G/A filed on February 7, 2020 by Paradice Investment Management, LLC with the SEC. The principal business address of Paradice Investment Management, LLC is 257 Fillmore Street, Suite 200, Denver, Colorado 80206 United States.

(5)
Based on a Schedule 13G/A filed on April 9, 2018 by Heartland Advisors, Inc with the SEC. The principal business address of Heartland Advisors, Inc is 789 North Water Street, Milwaukee, WI 53202 United States.

(6)
Based on a Schedule 13G/A filed on December 10, 2018 by Lapides Asset Management, LLC with the SEC. The principal business address of Lapides Asset Management, LLC is 500 W. Putnam Avenue, 4th Floor, Greenwich, CT 06830 United States.

(7)
Based on a Schedule 13G/A filed on February 12, 2018 by Boston Partners with the SEC. The principal business address of Boston Partners is One Beacon Street, 30th Floor, Boston, MA 02108 United States.

(8)	Includes ‘A’ Ordinary shares issuable upon exercise of options issued to Darnick Company. The address of Mr. O’Caoimh is c/o Trinity Biotech plc, Bray, Co. Wicklow, Ireland.
(9)
Based on a Schedule 13G/A filed on September 4, 2020 by Stonehill Capital Management, LLC with the SEC. The principal business address of Stonehill Capital Management, LLC is 320 Park Ave., 26th Floor, New York, NY 10022 United States.

(10)
Based on a Schedule 13G filed on May 3, 2019 by Whitefort Capital Master Fund, LP with the SEC. The principal business address of Whitefort Capital Master Fund, LP is 780 Third Avenue, 26th Floor, New York, NY 10017 United States.

(11)
Based on the most recently available Schedule 13G filed with the SEC on February 12, 2019 by Janus Henderson Group PLC, the Janus Henderson Group PLC through its ownership interests in Janus Capital Management LLC and Janus Capital International beneficially owned 1,389,243 ADSs, having shared voting power and dispositive power over such 1,389, 243 ADSs, as a result of its role as investment adviser or sub-adviser. The address of Janus Henderson Group PLC is 201 Bishopsgate EC2M 3AE, United Kingdom.

Significant Changes in the Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2018.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2020.

The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech, and directly with Mr O’Caoimh, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland.

The Group has entered into an agreement for a 25-year lease with JRJ for offices that adjacent to its then premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$466,000) is payable from January 1, 2004. Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.

The Group has also entered into lease agreements with Ronan O’Caoimh for a 43,860 square foot manufacturing facility in Bray, Ireland and an adjacent warehouse of 16,000 square feet. The annual rent for the manufacturing facility is €787,000 (US$961,000) and the annual rent for the warehouse is €144,000 (US$176,000). These two leases expire in 2028 and 2026 respectively. At the time, independent valuers advised the Group that the rent in respect of each of the leases represents a fair market rent. Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.

Towards the end of 2020, the Group occupied some additional space adjoining the warehouse. This is a short term arrangement and no payments were made to Ronan O’Caoimh for the additional space during 2020. A sum of US$20,000 was accrued for rent payable to Mr O’Caoimh in relation to this additional space.

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe at the time that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises. Dr Walsh has no ownership interest in the additional space adjoining the warehouse owned by Mr O’Caoimh and was therefore entitled to express an opinion on this arrangement.

Darnick Company is wholly-owned by members of Mr. O’Caoimh’s immediate family. On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by a management agreement with Darnick Company. Pursuant to the agreement, Darnick Company provides Trinity Biotech with the services of Mr O’Caoimh as Chief Executive Officer. In 2019, the Group paid US$425,000 to Darnick Company in respect of compensation for provision of CEO services. In 2019 the relationship with Darnick was terminated and Mr O’Caoimh returned as an employee.

Rayville Limited, an Irish registered company, which is wholly owned by three executive directors and certain other former executives of the Group, owns all of the ‘B’ non-voting Ordinary Shares in Trinity Research Limited, one of the Group’s subsidiaries. The ‘B’ shares do not entitle the holders thereof to receive any assets of the company on a winding up. All of the ‘A’ voting ordinary shares in Trinity Research Limited are held by the Group. Trinity Research Limited may, from time to time, declare dividends to Rayville Limited and Rayville Limited may declare dividends to its shareholders out of those amounts.

Any such dividends paid by Trinity Research Limited are ordinarily treated as a compensation expense by the Group in the consolidated financial statements prepared in accordance with IFRS, notwithstanding their legal form of dividends to minority interests, as this best represents the substance of the transactions.

The last dividend paid by Trinity Research Limited to Rayville Limited was in June 2009 for US$2,830,000.  At the time this amount was immediately lent back by Rayville Limited to Trinity Research Limited.  Since then US$1,788,000 of these loans have been repaid and recognised as a compensation expense by the Group. As of December 31, 2019 and December 31, 2020, the remaining amount of the loan was US$1,042,000. As this remaining amount of the original dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2019 and 2020 consolidated financial statements. During 2019, Trinity Research Limited repaid loans to Rayville Limited of US$159,000 in order to meet its obligations under a tax settlement arising from a tax audit.

As described in Note 6, in the year ended December 31, 2019 a tax audit settlement was reached which included the payment of US$3,863,000 in relation to payments made by Trinity Research Limited to Rayville Limited and US$1,231,000 in relation to payments for CEO services made to Darnick Company.  Darnick Company agreed to contribute US$1,231,000 to the above settlement and this amount was outstanding at December 31, 2019 and was treated as a contingent asset and not recognised in the 2019 financial statements. This balance was settled in the year ended December 31, 2020 and has been credited to the Statement of Operations within Selling, General and Administrative Expenses. The underlying amount was denominated in Euro. Due to a depreciation in the US Dollar since 2019, the US Dollar equivalent amount increased from US$1,231,000 to US$1,316,000. The settlement amount received by the Company was US$177,000 more than the balance owed and this overpayment is recorded as a related party current liability for the benefit of Ronan O’Caoimh as at December 31, 2020. The amount was settled by the Group in January 2021.

Indemnity Agreements

We have entered into agreements with each of our current directors and executive officers to indemnify them to the fullest extent permitted by law, subject to limited exceptions.

Related Person Transaction Policy

Our Board of Directors has adopted an interested party transaction policy, which governs the identification, reporting and approval of transactions with interested parties.

C. Interests of Experts and Counsel

Not applicable.

Item 8.     Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Export Sales

In the year ended December 31, 2020, the amount of our export sales (i.e., sales outside of Ireland) was approximately $101,767,000 which represents 99.79% of our total sales.

Legal and Arbitration Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Dividend Policy

We have not paid a cash dividend on our ordinary shares or ADSs since 2015 and do not intend to pay cash dividends on our ADSs in the foreseeable future. Our earnings and other cash resources will be used to continue the development and expansion of our business. Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then-existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions.

B. Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2020.

Item 9.     The Offer and Listing

A. Offer and Listing Details

Trinity Biotech’s ADSs are listed on the NASDAQ Global Market under the symbol “TRIB” and the depositary bank for the ADSs is The Bank of New York Mellon.

B. Plan of Distribution

Not applicable.

C. Markets

Trinity Biotech’s ADSs, each representing four ordinary shares, are listed on the NASDAQ Global Market under the symbol “TRIB” and the depositary bank for the ADSs is The Bank of New York Mellon.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.     Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Copies of our amended and restated memorandum of association and our amended and restated articles of association are filed as Exhibit 1.1 to this Annual Report. The information called for by this Item 10.B. is included in Exhibit 2.1 to this Annual Report and is incorporated herein by reference.

Irish Law

Each of Trinity Biotech’s principal subsidiary undertakings incorporated in Ireland (refer to Item 18, Note 33) is registered as a private company limited by shares under the Companies Act 2014. Pursuant to Irish law, Trinity Biotech must maintain a register of its shareholders. This register is open to inspection by shareholders free of charge and to any member of the public on payment of a small fee. The books containing the minutes of proceedings of any general meeting of Trinity Biotech are required to be kept in Ireland and are kept at the registered office of the Company and are open to the inspection of any member without charge. Minutes of meetings of the Board of Directors are not open to scrutiny by shareholders. Trinity Biotech is obliged to keep proper accounting records. The shareholders have no statutory right to inspect the accounting records. The only financial records, which are open to the shareholders, are the statutory financial statements, which are sent to shareholders with the annual report. Irish law also obliges Trinity Biotech to file information regarding certain events relating to the Company (such as changes to share rights, changes to the Board of Directors etc). This information is filed with the Companies Registration Office in Ireland and is open to public inspection. The Articles of Association of Trinity Biotech permit ordinary shareholders to approve corporate matters in writing provided that the relevant resolution is signed by all the members for the time being entitled to vote and attend at general meeting. A general meeting can be convened by ordinary shareholders which hold not less than 50 per cent of the paid up share capital of the Company carrying the right of voting at general meetings of the Company.  In addition, the directors of the Company are required to convene a general meeting forthwith upon the deposit of a requisition signed by ordinary shareholders holding not less than one-tenth of the paid up capital of the Company carrying the right of voting at general meetings of the Company. Trinity Biotech is generally permitted, subject to company law, to issue shares with preferential rights, including preferential rights as to voting, dividends or rights to a return of capital on a winding up of the Company. Any shareholder who complains that the affairs of the Company are being conducted or that the powers of the directors of the Company are being exercised in a manner oppressive to him or any of the shareholders (including himself), or in disregard of his or their interests as shareholders, may apply to the Irish courts for relief. Shareholders have no right to maintain proceedings in respect of wrongs done to the Company.

Directors have extensive and wide–ranging duties under Irish law.  These arise from both common law and statute (principally the Companies Act 2014, which codified a number of key fiduciary duties).  Our directors owe their duties individually and primarily to Trinity Biotech and not its shareholders (although directors are required to have regard to the interests of shareholders and employees). Those duties include duties to act in good faith in the interests of Trinity Biotech, act honestly and responsibly in the conduct of the Company’s affairs, act in accordance with the Company’s Constitution and exercise their powers only for purposes allowed by law, not use the Company’s property for their own or a third party's, benefit (unless duly authorised), not agree to restrict their power to exercise an independent judgment (subject to limited exceptions) and avoid conflicts of interests (unless they are properly released). A director must exercise the care, skill and diligence which would be exercised in the same circumstances by a reasonable person having the knowledge and experience that (a) may reasonably be expected of a person in the same position as the director and (b) which that particular director has. When directors, as agents in transactions, make contracts on behalf of the Company, they generally incur no personal liability under these contracts.

It is Trinity Biotech, as principal, which will be liable under them, as long as the directors have acted within Trinity Biotech’s objects and within their own authority. A director who commits a breach of his duties shall be liable to Trinity Biotech for any profit made by him or for any damage suffered by Trinity Biotech as a result of the breach. In addition to the above, a breach by a director of his duties may lead to the summary dismissal of the director, civil or criminal sanction from a Court, including penalties or imprisonment, and/or the imposition of orders restricting or disqualifying the director from acting as a director.

C. Material Contracts

Except as otherwise disclosed in this Annual Report (including the Exhibits), we are not currently, nor have we been for the past two years, party to any material contract, other than contracts entered into in the ordinary course of business.

 D. Exchange Controls

Except as indicated below, there are no restrictions on non-residents of Ireland dealing in Irish securities (including shares or depositary receipts of Irish companies such as the Company). Dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities.

Under the Financial Transfers Act 1992 (the “1992 Act”), the Minister for Finance of Ireland may make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined, and the acquisition or disposal of the ADRs, which represent shares issued by an Irish incorporated company, the acquisition or the disposal of Ordinary Shares and associated payments may fall within this definition. Dividends or payments on the redemption or purchase of shares and payments on the liquidation of an Irish-incorporated company would fall within this definition.

The 1992 Act and underlying EU regulations prohibit financial transfers involving a number of persons, entities and bodies, which are subject to amendment on an ongoing, regular basis and currently include, but are not limited to: certain persons and activities in Sudan, South Sudan, the Central African Republic, Libya, Iraq, the Democratic People's Republic of Korea, Myanmar/Burma, Tunisia, Zimbabwe, Egypt, Venezuela, certain persons, entities and bodies in Syrian Arab Republic, the Republic of Guinea-Bissau, Nicaragua, Democratic Republic of Congo, Iran, Ukraine, associated with the Taliban in Afghanistan; associated with ISIL (Da’esh) and Al-Qaeda; associated with Turkey’s unauthorized drilling activities in the Eastern Mediterranean and certain known terrorists and terrorist groups and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of, an ADS involving the government of any country that is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. The Company does not anticipate that Irish exchange controls or orders under the 1992 Act or United Nations sanctions implemented into Irish law will have a material effect on its business.

E. Taxation

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

U.S. Federal Income Tax Consequences to U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that generally would apply with respect to the ownership and disposition of Trinity Biotech ADSs, in the case of a holder of such ADSs who is a U.S. Holder (as defined below) and who holds the ADSs as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. For the purposes of this summary, a U.S. Holder is: an individual who is a citizen or tax resident of the United States; a corporation created or organised in or under the laws of the United States or any political subdivision thereof; an estate whose income is subject to U.S. federal income tax regardless of its source; or a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary does not address all tax considerations that may be relevant with respect to an investment in ADSs. This summary does not discuss all the tax consequences that may be relevant to a U.S. Holder in light of such Holder’s particular circumstances or to U.S. Holders or other persons subject to special rules, including persons that are not U.S. holders, broker dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax exempt organisations, regulated investment companies, non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. Dollar, persons who hold ADSs through partnerships or other pass-through entities, persons who acquired their ADSs through the exercise or cancellation of employee stock options or otherwise as compensation for services, investors that actually or constructively own 10% or more of Trinity Biotech’s voting shares, and investors holding ADSs as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

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

Subject to complex limitations, any Irish withholding tax imposed on dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability) where certain conditions are satisfied. The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income, commonly referred to as “baskets,” cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion below.

A U.S. Holder will be denied a foreign tax credit with respect to Irish income tax withheld from dividends received on the ADSs to the extent such U.S. Holder has not held the ADSs for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ADSs are not counted toward meeting the 16-day holding period required by the Code. If a refund of the tax withheld is available to you under the laws of Ireland or under the United States and Ireland income tax treaty (the “Treaty”), the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability (and will not be eligible for the deduction against your U.S. federal taxable income). The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit against your U.S. federal income tax liability.

Subject to certain limitations, including the PFIC rules discussed below, “qualified dividend income” received by a noncorporate U.S. Holder will be subject to tax at lower rates. Distributions taxable as dividends paid on the ADSs should qualify as qualified dividend income provided that either: (i) we are entitled to benefits under the Treaty or (ii) the ADSs are readily tradable on an established securities market in the U.S. and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ADSs currently are readily tradable on an established securities market in the U.S. However, no assurance can be given that the ADSs will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ADSs, the U.S. Holder must have held such ADSs for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ADSs should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

Passive Foreign Investment Company

For U.S. federal income tax purposes, a foreign corporation is treated as a “passive foreign investment company” (or “PFIC”) in any taxable year in which, after taking into account the income and assets of the corporation and certain of its subsidiaries pursuant to the applicable “look through” rules, either (1) at least 75% of the corporation’s gross income is passive income or (2) at least 50% of the average value of the corporation’s assets is attributable to assets that produce passive income or are held for the production of passive income. Based on the nature of its present business operations, assets and income, Trinity Biotech believes that for the year 2020, it is not a PFIC. However, no assurance can be given that changes will not occur in Trinity Biotech’s business operations, assets and income that might cause it to be treated as a PFIC at some future time.

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

If Trinity Biotech became a PFIC, a U.S. Holder may make a “qualifying electing fund” (or “QEF”) election in the year Trinity Biotech first becomes a PFIC or in the year the U.S. Holder acquires the ADSs, whichever is later. This election provides for a current inclusion of Trinity Biotech’s ordinary income and capital gain income in the U.S. Holder’s U.S. taxable income. In return, any gain on sale or other disposition of a U.S. Holder’s ADSs in Trinity Biotech, if it were classified as a PFIC, will be treated as capital, and the interest penalty will not be imposed. This election is not made by Trinity Biotech, but by each U.S. Holder. In order for the U.S. Holder to maintain the election, Trinity Biotech must make available certain information, which Trinity Biotech may choose not to provide. U.S. Holders should contact their tax advisor for further information about the election.

Alternatively, if the ADSs are considered “marketable stock” a U.S. Holder may elect to “mark-to-market” its ADSs, and such U.S. Holder would not be subject to the rules described above. Instead, such U.S. Holder would generally include in income any excess of the fair market value of the ADSs at the close of each tax year over its adjusted basis in the ADSs. If the fair market value of the ADSs had fallen below the U.S. Holder’s adjusted basis at the close of the tax year, the U.S. Holder may generally deduct the excess of the adjusted basis of the ADSs over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that the U.S. Holder included in income with respect to such ADSs in prior years. Income recognised and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ADSs with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in income with respect to such ADSs in prior years). However, gain or loss from the disposition of ADSs (as to which a “mark-to-market” election was made) in a year in which Trinity Biotech is no longer a PFIC, will be capital gain or loss. The ADSs should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities.

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

Information with Respect to Foreign Financial Assets

U.S. individuals (and, under proposed regulations, certain entities) that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file with their U.S. federal income tax return Form 8938, on which information about the assets, including their value, is provided. Taxpayers who fail to file the form when required are subject to penalties. An exemption from reporting applies to foreign assets held through certain financial institutions. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ADSs.

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

U.S. Holders will not be subject to Irish CGT on the disposal of ordinary shares or ADSs provided that such ordinary shares or ADSs are quoted on a stock exchange at the time of disposition. The stock exchange for this purpose is the Nasdaq Global Market (“NASDAQ”). While it is our intention to continue the quotation of ADSs on NASDAQ, no assurances can be given in this regard.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations is not be subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors is exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

The SEC maintains an internet website that contains reports and other information regarding issuers that file electronically with the SEC. This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be viewed on the SEC’s website at www.sec.gov and on our website at www.trinitybiotech.com. The information contained on our website is not incorporated by reference into this Annual Report.

The documents concerning our Company which are referred to in this Annual Report may also be inspected at our offices located at IDA Business Park, Bray, Co. Wicklow, Ireland.

I. Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

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

Trinity Biotech estimates that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Group is exposed, without making any allowance for the potential impact of such a rise on exchange rates, would be a decrease in the loss before tax for 2020 by approximately 0.5%.

Exchange rate sensitivity

At year-end 2020, the total net liability denominated in currencies other than the US Dollar, principally the Euro, Brazilian Real, Canadian Dollar, Swedish Krona and Great British Pound was US$5,461,000.

A strengthening or weakening of the US Dollar by 10% against all the other currencies in which the Group operates, would have the approximate effect of increasing or reducing the Group’s 2020 year-end net worth by US$546,000.

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

At December 31, 2020 Group borrowings were at fixed rates of interest and consisted of US Dollar denominated exchangeable notes and Euro and US Dollar denominated finance leases. At December 31, 2020 year-end borrowings totaled US$102,625,000 (2019: US$102,174,000) (2018: US$82,344,000) at interest rates of 4.00% to 5.51% (2019: 4.00% to 5.51%) (2018: 4.00% to 5.51%). The nominal amount of the Loan Note borrowings is US$99,900,000. The first date on which holders of the Loan Note can exercise their put option is April 1, 2022. If the put option is exercised, the issuer has to repurchase the notes at par.

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$31,000 (2019: US$78,000) and would not affect the interest expense in 2020 or 2019; resulting in an increase in interest income of US$31,000 (2019: US$78,000).

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro and Brazilian Real denominated expenses as a result of the movement in the exchange rate between the US Dollar and those currencies. Arising from this, where considered necessary, the Group periodically pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered Euro and Real expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cash flow hedging instruments whose objective is to cover a portion of these Euro or Real forecasted transactions. These forward contracts normally have maturities of less than one year after the balance sheet date. There were no forward contracts in place as at 31 December, 2020.

The Group had foreign currency denominated cash balances equivalent to US$5,025,000 at December 31, 2020 (2019: US$4,045,000).

Item 12          Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Set forth below is a summary of certain provisions in relation to charges and other payments under the Deposit Agreement with  the Bank of New York Mellon, as depositary, and the owners and holders from time to time of ADSs issued thereunder, or the Deposit Agreement).

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

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Group’s disclosure and control procedures are designed so that information required to be disclosed in reports filed or submitted under the Securities Exchange Act 1934 is prepared and reported on a timely basis and communicated to management, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934 as of the end of the period covered by this Form 20-F. The Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were effective as of December 31, 2020.

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

Management has assessed the effectiveness of internal control over financial reporting based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2020.

Since Trinity Biotech is a non-accelerated filer, our auditor, Grant Thornton, an independent registered public accounting firm, is not required to issue an attestation report on the Group’s internal control over financial reporting as of December 31, 2020.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.           Reserved

16A. Audit Committee Financial Expert

Mr James Merselis is an independent director and a member of the Audit Committee. Our board of directors has determined that Mr James Merselis meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

16B. Code of Ethics

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

16C. Principal Accounting Fees and Services

Fees Billed by Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by our independent public accountants and the percentage of each of the fees out of the total amount billed by the accountants.

	Year ended December 31, 2020		Year ended December 31, 2019
	US$’000%		US$’000%
Audit	495	80%	508	67%
Audit-related	-	-	-	-
Tax	124	20%	248	33%

Total	619		756

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

16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

16 E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Share Buyback

Trinity Biotech did not purchase any of its own shares during 2020 or 2019. During 2018, 107,740 ‘A’ Ordinary Shares (26,935 ADSs) were purchased by Trinity Biotech or on the Group’s behalf.

16 F. Change in Registrant’s Certifying Accountant

Not applicable.

16 G. Corporate Governance

NASDAQ Stock Market Rules and Home Country Practice

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ requirements must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We provided NASDAQ with such a letter of non-compliance with respect to:

•	The Rule requiring maintaining a majority of independent directors (Rule 5605(b)(1)). Instead, under Irish law and practice, we are not required to appoint a majority of independent directors.

•
The Rule requiring that our independent directors have regularly scheduled meetings at which only independent directors are present (Rule 5605(b)(2)). Instead, we follow Irish law according to which independent directors are not required to hold executive sessions.

•
The Rule regarding independent director oversight of director nominations process for directors (Rule 5605(e)). Instead, we follow Irish law and practice according to which our board of directors recommends directors for election/re-election by our shareholders.

•
The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans (Rule 5635(c)), an issuance that will result in a change of control of the company (Rule 5635(b)), certain transactions other than a public offering involving issuances of a 20% or more interest in the company (Rule 5635(d)) and certain acquisitions of the stock or assets of another company (Rule 5635(a)). Instead, we follow Irish law and practice in approving such procedures, according to which Board approval may suffice in certain circumstances, depending on the extent existing general authorities to issue shares are in place.

•
The Rule requiring maintaining an audit committee consisting of at least three independent directors (Rule 5605(c)(2).  Instead, we follow Irish law that requires that an audit committee have at least one independent director. Our audit committee consists of two independent directors.

•
The Rule requiring a compensation committee consisting of at least two independent directors (Rule 5605(d)(2). We have a compensation committee, which we refer to as the remuneration committee, and although it consists of two independent directors, we may follow Irish law in the future, which does not require us to have an independent compensation committee.

•
The Rule requiring a quorum of 33 1/3% at any meeting of shareholders (Rule 5620(c)). Instead, we follow the provisions of our Articles of Association which require a quorum of 40%> If a quorum is not present, unless the meeting has been convened by shareholders in which case the meeting shall be dissolved, the meeting will be adjourned to another date. If a quorum is not present within 15 minutes of the time set for the adjourned meeting, the meeting may commence so long as there are two shareholders present.

16 H. Mine Safety Disclosure

Not applicable.

Part III

Item 17	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this item.

Item 18       Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page 90 of this Annual Report. The audit report of Grant Thornton, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Trinity Biotech plc

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Trinity Biotech plc and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of goodwill and other long-lived assets valuation:

As at December 31, 2020 prior to impairment analysis, the goodwill and intangible assets of the group totalled $47.69m, property, plant and equipment of the group totalled $10.34m and prepayments of the group totalled $2.57m.  The Company recognised $17.78million impairment during the year ended December 31, 2020.

The group’s evaluation of the carrying value of goodwill for impairment involves the comparison of the recoverable amount of goodwill of each cash generating unit (CGU) to its carrying value. The Company used the value-in-use approach, which deploys a discounted cash flow model to estimate the recoverable amount.

This requires management to make significant estimates and assumptions related to discount rates, short-term forecasts of future revenues and margins, and long-term growth rates which drive net cash flows. Changes in these assumptions could have a significant impact on the recoverable amount, the amount of any impairment charge, or both.

We identified goodwill for certain CGUs as a critical audit matter because of the significant judgements made by management to estimate the recoverable value of certain CGUs and the difference between their recoverable amounts and carrying values. We focused on CGUs where impairments were recognised in the current year, CGUs identified as sensitive by management and CGUs with a significant change in cash flow forecasts in the current year (collectively the “selected CGUs”).

This required a high degree of auditor judgement and an increased extent of effort, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions as described above.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the assumptions, as described above, used by management to estimate the recoverable amounts of the selected CGUs included the following, among others:

•
We evaluated the design effectiveness of controls over management’s selection of the discount rates, short-term forecasts of future revenues and margins, and long-term growth rates used to determine the recoverable amount of each selected CGU.

•	We agreed the underlying cash flow forecasts to the Board approved projections and we evaluated management’s ability to accurately forecast future revenues and margins by:

•	performing a look-back analysis and comparing actual results to management’s historical forecasts; and

•	assessing the reasonableness of the impact of COVID-19 and other macroeconomic activity on short-term cash flows;

•	We assessed the reasonableness of the valuation model used by the Company compared to generally accepted valuation practices and accounting standards;

•	We tested the source information underlying the determination of the discount rates through use of observable inputs from independent external sources;

•	We developed independent estimates and comparing those to the discount rates selected by management; and

•
We compared the long-term growth rates, used by management to grow cash flows in order to calculate a terminal value at that point, to independent external sources to assess the reasonableness of these rates.

Accounting for capitalised development costs

As discussed in Note 14 to the consolidated financial statements, the Company capitalizes certain internal development costs related to the design, development and enhancement of the Company’s products. The Company capitalized $6.8 million of internal development costs during the year ended December 31, 2020. We identified that capitalization of development costs to be a critical audit matter.

The principal consideration for our determination that capitalized development cost is a critical audit matter is the degree of subjectivity involved in assessing which projects meet the capitalization criteria, based on the development stage of the project and the costs being capitalized.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the capitalization of research and development costs included the following, among others:

•
We examined the supporting documents of internally generated intangible asset additions in the financial year to ensure they constituted development phase costs allowable for capitalisation as stipulated by IAS 38.

•
We tested the key assumptions used by management in concluding that intangible projects capitalised at year-end demonstrate the required characteristics to permit capitalisation, particularly the commercial and technical feasibility of on-going development projects.

•
We conducted detailed discussions with senior intangible project personnel to understand their rationale for concluding on the appropriateness of capitalisation of the development phase costs under IAS 38 and, where necessary, challenged the underlying reasoning.

•	We obtained a detailed understanding of the role of the employees in the development of the intangibles whose salaries are capitalized.

Revenue recognition:

Revenue recognition requires judgment by qualified personnel and often varies from contract to contract. The nature of such judgments result in them being susceptible to fraud. The recognition of revenue earlier than permitted by IFRS 15 was a deemed key audit risk.

The core principle of IFRS 15 is that an entity will recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, which requires the use of management judgment and gives rise to the risk of management override. The core principle is delivered in a five-step model framework: 1) identify the contract(s) with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract and 5) recognise revenue when (or as) the entity satisfies a performance obligation.

The Company recognised significant revenues from its Covid-19 related portfolio of products in the second half of the year. Sales orders for these products included those of large monetary value with both new and existing customers advanced on terms atypical to the Company’s traditional revenue lines and some customer contracts could be regarded as offering the customer a right of return.

We determined this as a critical audit matter due to the high subjectivity and significant management judgement on the level of deferral related to returns to be reflected in the financial statement given the bulk orders, changing demands and varying customer acceptance clauses.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the rights of return reserves included the following, among others:

•	We tested the design and effectiveness of management review controls (including specific controls for review of revenue recognition and year end cut-off analyses).

•	We selected a statistical sample of revenue transactions from the ship and bill revenue stream to vouch to underlying documents.

•	We examined contracts specific to the Company’s Covid-19 related portfolio of products; and

•	We examined post year-end sales activity, the assumptions made and the inputs used in the calculation of the return deferral.

Going Concern

As discussed in Note 1 to the financial statements, management assessed that it is appropriate to prepare the consolidated financial statements on a going concern basis. In making this assessment, in particular the directors have considered the potential repayment of part or all of the $99.9m exchangeable notes that may arise in April 2022.  The exchangeable notes include a number of put and call options and the first date on which holders can exercise their put option is April 1, 2022.  If the put option is exercised, the issuer has to repurchase the notes at par.

We identified management’s going concern assessment as a critical audit matter as the group’s ability to obtain additional funding may determine its ability to continue as a going concern.   These considerations require significant auditor judgment to conclude that the Group will have the ability to settle its obligations when the holders of the exchangeable notes exercise their put option.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to going concern included the following, among others:

•
We examined management assessment on going concern and performed an independent assessment of the inputs and assumptions used by management in preparing their assessment on going concern by comparing the assumptions and estimates used elsewhere in the preparation of the financial statements;

•	Discussed with management the options being considered in relation to repayment plan of the loan notes; and

•	Discussed with professional advisors engaged by the company to discuss the various options being considered by management.

/s/ GRANT THORNTON

We have served as the Company’s auditor since 2008.

Dublin, Ireland

April 30, 2021

CONSOLIDATED STATEMENT OF OPERATIONS

		Year ended December 31
	Notes	2020 Total US$‘000	2019 Total US$‘000	2018 Total US$‘000
Revenues	2	101,980	90,435	97,035
Cost of sales		(53,400)	(52,315)	(55,586)

Gross profit		48,580	38,120	41,449
Other operating income	4	1,860	91	102
Research and development expenses		(5,080)	(5,325)	(5,369)
Selling, general and administrative expenses		(26,390)	(27,661)	(29,477)
Selling, general and administrative expenses – recognition of contingent asset	27	1,316	-	-
Selling, general and administrative expenses – closure costs	5	(2,425)	-	-
Selling, general and administrative expenses – tax audit settlement	6	-	(5,042)	-
Impairment charges	7	(17,779)	(24,295)	(26,932)

Operating profit/(loss)		82	(24,112)	(20,227)
Financial income	2,8	36	697	2,124
Financial expenses	2, 8	(6,751)	(6,582)	(5,080)

Net financing expense		(6,715)	(5,885)	(2,956)

Loss before tax	11	(6,633)	(29,997)	(23,183)
Total income tax credit	2, 9	620	1,006	525

Loss for the year on continuing operations	2	(6,013)	(28,991)	(22,658)

(Loss)/Profit for the year on discontinued operations	10	(375)	77	568

Loss for the year (all attributable to owners of the parent)	2	(6,388)	(28,914)	(22,090)

Basic loss per ADS (US Dollars) – continuing operations	12	(0.29)	(1.39)	(1.08)
Diluted loss per ADS (US Dollars) – continuing operations	12	(0.29)	(1.39)	(1.08)

Basic loss per ‘A’ ordinary share (US Dollars) –continuing operations	12	(0.07)	(0.35)	(0.27)
Diluted loss per ‘A’ ordinary share (US Dollars) – continuing operations	12	(0.07)	(0.35)	(0.27)

Basic loss per ADS (US Dollars) – group	12	(0.31)	(1.38)	(1.06)
Diluted loss per ADS (US Dollars) – group	12	(0.31)	(1.38)	(1.06)

Basic loss per ‘A’ ordinary share (US Dollars) – group	12	(0.08)	(0.35)	(0.26)
Diluted loss per ‘A’ ordinary share (US Dollars) – group	12	(0.08)	(0.35)	(0.26)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31
	Notes	2020 US$‘000	2019 US$‘000	2018 US$‘000
Loss for the year	2	(6,388)	(28,914)	(22,090)
Other comprehensive loss
Items that will be reclassified subsequently to profit or loss
Foreign exchange translation differences		(1,360)	(167)	(520)

Other comprehensive loss		(1,360)	(167)	(520)

Total Comprehensive Loss (all attributable to owners of the parent)		(7,748)	(29,081)	(22,610)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31
	Notes	2020 US$‘000	2019 US$‘000
ASSETS
Non-current assets
Property, plant and equipment	13	8,547	9,290
Goodwill and intangible assets	14	33,860	43,654
Deferred tax assets	15	4,185	6,252
Derivative financial instruments	25	150	-
Other assets	16	355	485

Total non-current assets		47,097	59,681

Current assets
Inventories	17	30,219	32,021
Trade and other receivables	18	22,668	20,987
Income tax receivable		3,086	1,982
Cash and cash equivalents	19	27,327	15,231
Short term investments	20	-	1,169

Total current assets		83,300	71,390

TOTAL ASSETS	2	130,397	131,071

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	21	1,213	1,213
Share premium	21	16,187	16,187
Treasury shares	21	(24,922)	(24,922)
Accumulated surplus	21	10,573	16,145
Translation reserve	21	(5,293)	(3,933)
Other reserves	21	23	23

Total (deficit)/equity		(2,219)	4,713

Current liabilities
Income tax payable		154	48
Trade and other payables	23	24,335	16,947
Provisions	24	416	50
Lease liabilities	26	2,153	2,404

Total current liabilities		27,058	19,449

Non-current liabilities
Exchangeable notes and other borrowings	25	82,695	82,021
Derivative financial instruments	25	1,370	4
Lease liabilities	26	16,588	17,745
Deferred tax liabilities	15	4,905	7,139

Total non-current liabilities		105,558	106,909

TOTAL LIABILITIES	2	132,616	126,358

TOTAL EQUITY AND LIABILITIES		130,397	131,071

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital ‘A’ ordinary shares US$’000	Share premium US$’000	Treasury Shares US$’000	Translation reserve US$’000	Hedging reserves US$’000	Accumulated surplus US$’000	Total US$’000
Balance at January 1, 2018	1,213	16,187	(24,783)	(3,246)	23	75,802	65,196
Loss for the period	-	-	-	-	-	(22,090)	(22,090)
Other comprehensive income	-	-	-	(520)	-	-	(520)

Total comprehensive loss	-	-	-	(520)	-	(22,090)	(22,610)

Share-based payments (Note 22)	-	-	-	-	-	1,607	1,607
Shares purchased (Note 21)	-	-	(139)	-	-	-	(139)

Balance at December 31, 2018	1,213	16,187	(24,922)	(3,766)	23	55,319	44,054

Balance at January 1, 2019	1,213	16,187	(24,922)	(3,766)	23	55,319	44,054
Loss for the period	-	-	-	-	-	(28,914)	(28,914)
Other comprehensive income	-	-	-	(167)	-	-	(167)

Total comprehensive loss	-	-	-	(167)	-	(28,914)	(29,081)
Share-based payments (Note 22)	-	-	-	-	-	839	839
Adjustment on transition to IFRS 16 (Note 13)	-	-	-	-	-	(11,099)	(11,099)

Balance at December 31, 2019	1,213	16,187	(24,922)	(3,933)	23	16,145	4,713

Balance at January 1, 2020	1,213	16,187	(24,922)	(3,933)	23	16,145	4,713
Loss for the period	-	-	-	-	-	(6,388)	(6,388)
Other comprehensive income	-	-	-	(1,360)	-	-	(1,360)
		-	-
Total comprehensive loss	-	-	-	(1,360)	-	(6,388)	(7,748)

Share-based payments (Note 22)	-	-	-	-	-	816	816
		-	-
Balance at December 31, 2020	1,213	16,187	(24,922)	(5,293)	23	10,573	(2,219)

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	Notes	2020 US$‘000	2019 US$‘000	2018 US$‘000
Cash flows from operating activities
Loss for the year		(6,388)	(28,914)	(22,090)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation	11	1,674	2,526	1,296
Amortisation	11,14	1,403	2,368	2,825
Income tax credit	9	(182)	(1,006)	(1,115)
Financial income	8	(36)	(697)	(2,124)
Financial expense	8	6,751	6,582	5,080
Share-based payments (net of capitalized amounts)	22	792	758	1,369
Foreign exchange (gains)/losses on operating cash flows		(663)	(93)	311
Loss on disposal or retirement of property, plant and equipment	11	30	17	15
Movement in inventory provision	17	5,059	1,567	300
Impairment of prepayments	7, 18	562	1,376	1,608
Impairment of property, plant and equipment	7, 13	1,795	6,349	6,112
Impairment of intangible assets	7, 14	15,422	16,570	19,212
Other non-cash items		(634)	835	570

Operating cash flows before changes in working capital		25,585	8,238	13,369
(Increase) / decrease in trade and other receivables		(2,489)	445	(5,960)
(Increase) / decrease in inventories		(3,419)	(2,959)	1,988
Increase / (decrease) in trade and other payables		4,994	151	(3,419)

Cash generated from operations		24,671	5,875	5,978
Interest paid		(48)	(1,000)	(39)
Interest received		104	560	874
Income taxes (paid) / received		(972)	(18)	416

Net cash generated by operating activities		23,755	5,417	7,229

Cash flows from investing activities

Payments to acquire intangible assets		(6,990)	(9,718)	(9,863)
Acquisition of property, plant and equipment		(3,178)	(2,118)	(7,528)
Disposal of property, plant and equipment		(30)	(17)	-

Net cash used in investing activities		(10,198)	(11,853)	(17,391)

Cash flows from financing activities
Share buyback		-	-	(434)
Proceeds from Paycheck Protection loans		4,520	-	-
Interest payment on exchangeable notes	30	(3,996)	(3,996)	(4,503)
Purchase of exchangeable notes		-	-	(12,042)
Proceeds from sale & leaseback transactions		-	-	481
Payment of lease liabilities	30	(3,240)	(3,533)	(374)

Net cash used in financing activities		(2,716)	(7,529)	(16,872)

Increase/(Decrease) in cash and cash equivalents and short term investments		10,841	(13,965)	(27,034)
Effects of exchange rate movements on cash held		86	88	(296)
Cash and cash equivalents and short-term investments at beginning of year		16,400	30,277	57,607

Cash and cash equivalents and short term investments at end of year	19,20	27,327	16,400	30,277

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc (“the Company”) and its subsidiaries (together the “the Group”) are set out below.

i)	General information

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

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). The IFRS applied are those effective for accounting periods beginning January 1, 2020. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, in relation to the 2020 consolidated financial statements there are no differences regarding the effective date of new IFRS relevant to Trinity Biotech as issued by the IASB and as adopted by the EU. In relation to prior periods presented, none of the differences are relevant in the context of Trinity Biotech and the consolidated financial statements comply with IFRS both as issued by the IASB and as adopted by the EU.

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

The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments including the Covid-19 pandemic.  The directors believe that the Group will be able to continue its operations for at least the next 12 months from the date of this report and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.  In making this assessment, the directors have considered the potential repayment in April 2022 of part or all of the US$99.9m exchangeable notes under the terms of the indenture for such exchangeable notes.

The directors have considered the various financing options expected to be available to the Group to assist it in meeting any repayment obligations under the exchangeable notes over the next 12 months, to the extent such obligations cannot be met from cash on hand, including refinancing the debt, repaying the debt with the proceeds from equity or debt offerings and the sale of assets.  As with all such potential transactions, there are risks to successfully implement such transactions and the directors have considered these risks when considering the financing options and the appropriateness of adopting a going concern basis of accounting.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. The accounting policies have been applied consistently by all Group entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

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

Depreciation is charged to the statement of operations on a straight-line basis to write-off the cost of the assets over their expected useful lives as follows:

• Leasehold improvements	5-15 years

• Buildings	50 years

• Office equipment and fittings	10 years

• Computer equipment	3-5 years

• Plant and equipment	2-15 years

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

1.          BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised. Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

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
DECEMBER 31, 2020

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

An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognised to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable (that is, capable of being divided from the entity and sold, transferred, licenced, rented or exchanged, either individually or together with a related contract, asset or liability) or when it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the Group or from other rights and obligations.

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
DECEMBER 31, 2020

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
DECEMBER 31, 2020

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

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash generating unit level. The goodwill and indefinite-lived assets were reviewed for impairment at December 31, 2019 and December 31, 2020. See Note 14.

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
DECEMBER 31, 2020

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
DECEMBER 31, 2020

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

xv)	Government grants and financial support

The Group has received government-backed Covid-19 financial supports in the form of forgivable loans. Under IAS 20, Accounting for Government Grants, a forgivable loan from government is treated as a government grant when there is reasonable assurance that the terms for forgiveness of the loan will be met. Where a loan was received in the financial year but not yet forgiven within the financial year, the loan is treated as a current liability. The Group has opted to present government grant income for loans that have been forgiven as Other operating income in the Consolidated Statement of Operations.

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

Goods sold and services rendered

The Group recognises revenue when it transfers control over a good or service to a customer. Revenue is recognised to the extent that it is probable that economic benefit will flow to the Group and the revenue can be measured. No revenue is recognised if there is uncertainty regarding recovery of the consideration due at the outset of the transaction. Revenue, including any amounts invoiced for shipping and handling costs, represents the value of goods and services supplied to external customers, net of discounts and rebates and excluding sales taxes.

Revenue from products is generally recorded as of the date of shipment, consistent with typical ex-works shipment terms. Where the shipment terms do not permit revenue to be recognised as of the date of shipment, revenue is recognised when the Group has satisfied all of its performance obligations to the customer in accordance with the shipping terms.

Some contracts oblige the Group to ship product to the customer ahead of the agreed payment schedule. For these shipments, a contract asset is recognised when control over the goods has transferred to the customer. The financing component is insignificant as invoicing for these shipments occurs within a short period of time after shipment has occurred and standard 30 day credit terms apply. Some contracts could be regarded as offering the customer a right of return. Due to the uncertainty of the magnitude and likelihood of product returns, there is a level of estimation involved in assessing the amount of revenue to be recognized for these type of contracts. In accordance with IFRS 15, when estimating the effect of an uncertainty on an amount of variable consideration to which the Group will be entitled, all information that is reasonably available, including historical, current and forecast, is considered.

The Group operates a licenced referenced laboratory in the US, which provides testing services to institutional customers and insurance companies. In the US, there are rules requiring all insurance companies to be billed the same amount per test. However, the amount that each insurance company pays for a particular test varies according to their own internal policies and this can typically be considerably less than the amount invoiced. We recognise lab services revenue for insurance companies by taking the invoiced amount and reducing it by an estimated percentage based on historical payment data. We review the percentage reduction annually based on the latest data. As a practical expedient, and in accordance with IFRS, we apply a portfolio approach to the insurance companies as they have similar characteristics. We judge that the effect on the financial statements of using a portfolio approach for the insurance companies will not differ materially from applying IFRS 15 to the individual contracts within that portfolio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
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

Other operating income

Other operating income includes income for the provision of canteen services. This income has not been treated as revenue since the canteen activities are incidental to the main revenue-generating activities of the Group. Other operating income also includes government-backed Covid-19 financial supports. The accounting policy for this income is described in Note 1 (xv).

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
DECEMBER 31, 2020

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

Where Euro, Brazilian Real, Canadian Dollar or Swedish Kroner amounts have been referenced in this document, their corresponding US Dollar equivalent has also been included and these equivalents have been calculated with reference to the foreign exchange rates prevailing at December 31, 2020.

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
DECEMBER 31, 2020

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
DECEMBER 31, 2020

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

The following new standards, interpretations and standard amendments became effective for the Group as of January 1, 2020 and did not result in a material impact on the Group’s results:

•	IFRS 3 Business Combinations – Definition of a business

•	Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures - Interest Rate Benchmark Reform

•	Amendments to References to the Conceptual Framework in IFRS Standards

•	Amendments to IAS 1 Presentation of Financial Statements and IAS 8 – Definition of material

The following standard amendment was issued in May 2020 effective for annual reporting periods beginning on or after 1 June 2020 with earlier application permitted:

•	Amendments to IFRS 16 Leases – COVID-19-Related Rent Concessions. The amendment was adopted effective 1 January 2020 and did not result in a material impact on the Group’s results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

1.          BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.	SEGMENT INFORMATION

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

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.

i)	The distribution of revenue by geographical area based on location of assets was as follows:

		Rest of World
Revenue	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2020	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	77,688	24,292	-	-	101,980
Inter-segment revenue	59,304	1,095	-	(60,399)	-

Total revenue	136,992	25,387	-	(60,399)	101,980

		Rest of World
Revenue	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2019	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	64,045	26,390	-	-	90,435
Inter-segment revenue	39,563	1,629	-	(41,192)	-

Total revenue	103,608	28,019	-	(41,192)	90,435

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2018	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	65,863	31,172	-	-	97,035
Inter-segment revenue	38,665	2,899	-	(41,564)	-

Total revenue	104,528	34,071	-	(41,564)	97,035

ii)	The distribution of revenue by customers’ geographical area was as follows:

Revenue	December 31, 2020 US$‘000	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Americas	70,408	52,183	57,559
Asia / Africa	22,567	27,686	29,466
Europe (including Ireland) *	9,005	10,566	10,010

	101,980	90,435	97,035

*	Revenue from customers in Ireland is not disclosed separately due to the immateriality of these revenues.

iii)	The distribution of revenue by major product group was as follows:

Revenue	December 31, 2020 US$‘000	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Clinical laboratory goods	84,280	68,127	71,618
Clinical laboratory services	8,485	10,915	10,581
Point-of-Care	9,215	11,393	14,836

	101,980	90,435	97,035

iv)	The group has recognised the following amounts relating to revenue in the consolidated statement of operations:

Revenue	December 31, 2020 US$‘000	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Revenue from contracts with customers (a)	101,980	90,435	97,035
Revenue from other sources	-	-	-

	101,980	90,435	97,035

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

2.         SEGMENT INFORMATION (CONTINUED)

(a)	Disaggregation of revenue from contracts with customers:

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following geographical areas:

Timing of revenue recognition	Americas	Ireland	Other	Total
Year ended December 31, 2020	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	77,060	24,292	—	101,352
Over time	628	—	—	628

Total	77,688	24,292	—	101,980

Timing of revenue recognition	Americas	Ireland	Other	Total
Year ended December 31, 2019	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	63,300	26,390	—	89,690
Over time	745	—	—	745

Total	64,045	26,390	—	90,435

Timing of revenue recognition	Americas	Ireland	Other	Total
Year ended December 31, 2018	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	64,941	31,172	—	96,113
Over time	922	—	—	922

Total	65,863	31,172	—	97,035

(b)	The Group derives revenue from the transfer of goods and services over time and at a point in time based on customers’ geographical area as follows:

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2020	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	69,780	22,567	9,005	101,352
Over time	628	—	—	628

Total	70,408	22,567	9,005	101,980

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

2.	SEGMENT INFORMATION (CONTINUED)

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2019	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	51,438	27,686	10,566	89,690
Over time	745	—	—	745

Total	52,183	27,686	10,566	90,435

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2018	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	56,637	29,466	10,010	96,113
Over time	922	—	—	922

Total	57,559	29,466	10,010	97,035

v)          The distribution of segment results by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2020	US$‘000	US$‘000	US$‘000	US$‘000
Result before impairment and unallocated expenses	14,495	4,264	(71)	18,688
Impairment	(17,779)	-	—	(17,779)

Result after impairment	(3,284)	4,264	(71)	909
Unallocated expenses *				(827)

Operating profit				82
Net financing expense (Note 8)				(6,715)

Loss before tax				(6,633)
Income tax credit (Note 9)				620

Loss for the year on continuing operations				(6,013)
Loss for the year on discontinued operations (Note 10)				(375)

Loss for the year				(6,388)

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2019	US$‘000	US$‘000	US$‘000	US$‘000
Result before impairment and unallocated expenses	5,239	(4,334)	(108)	797
Impairment	(14,562)	(9,733)	—	(24,295)

Result after impairment	(9,323)	(14,067)	(108)	(23,498)
Unallocated expenses *				(614)

Operating loss				(24,112)
Net financing expense (Note 8)				(5,885)

Loss before tax				(29,997)
Income tax credit (Note 9)				1,006

Loss for the year on continuing operations				(28,991)
Profit for the year on discontinued operations (Note 10)				77

Loss for the year				(28,914)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2018	US$‘000	US$‘000	US$‘000	US$‘000
Result before impairment and unallocated expenses	5,514	1,900	(44)	7,370
Impairment	(19,095)	(7,837)	—	(26,932)

Result after impairment	(13,581)	(5,937)	(44)	(19,562)
Unallocated expenses *				(665)

Operating loss				(20,227)
Net financing expense (Note 8)				(2,956)

Loss before tax				(23,183)
Income tax credit (Note 9)				525

Loss for the year on continuing operations				(22,658)
Loss for the year on discontinued operations (Note 10)				568

Loss for the year				(22,090)

*	Unallocated expenses represent head office general and administration costs of the Group, which cannot be allocated to the results of any specific geographical area.

vi)	The distribution of segment assets and segment liabilities by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2020	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	58,164	37,632	3	95,799
Unallocated assets:
Income tax assets (current and deferred)				7,271
Cash and cash equivalents and short-term investments				27,327

Total assets as reported in the Group balance sheet				130,397

Segment liabilities	20,431	107,080	46	127,557
Unallocated liabilities:
Income tax liabilities (current and deferred)				5,059

Total liabilities as reported in the Group balance sheet				132,616

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2019	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	69,224	37,212	1	106,437
Unallocated assets:
Income tax assets (current and deferred)				8,234
Cash and cash equivalents and short-term investments				16,400

Total assets as reported in the Group balance sheet				131,071

Segment liabilities	14,575	104,396	200	119,171
Unallocated liabilities:
Income tax liabilities (current and deferred)				7,187

Total liabilities as reported in the Group balance sheet				126,358

vii)
The distribution of long-lived assets, which are property, plant and equipment, goodwill and intangible assets and other non-current assets (excluding deferred tax assets and derivative financial instruments), by geographical area was as follows:

	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Rest of World – Ireland	19,927	14,626
Americas	22,835	38,803

	42,762	53,429

viii)	The distribution of depreciation and amortisation by geographical area was as follows:

	December 31, 2020 US$‘000	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Depreciation:
Rest of World – Ireland	127	322	74
Americas	1,587	2,208	1,301

	1,714	2,530	1,375

Rest of World – Ireland	32	642	655
Americas	1,371	1,726	2,170

	1,403	2,368	2,825

ix)	The distribution of share-based payment expense by geographical area was as follows:

	December 31, 2020 US$‘000	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Rest of World – Ireland	722	659	1,265
Americas	70	99	104

	792	758	1,369

See Note 22 for further information on share-based payments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

2.	SEGMENT INFORMATION (CONTINUED)

x)	The distribution of interest income and interest expense by geographical area was as follows:

Interest Income Year ended December 31, 2020	Americas US$‘000	Ireland US$‘000	Rest of world Other US$‘000	Eliminations US$‘000	Total US$‘000
Interest income earned	9	27	—	—	36
Inter-segment interest income	—	3,656	4,853	(8,509)	—

Total	9	3,683	4,853	(8,509)	36

Interest Expense Year ended December 31, 2020	Americas US$‘000	Ireland US$‘000	Rest of World Other US$‘000	Eliminations US$‘000	Total US$’000
Interest on finance leases	290	606	—	—	896
Cash interest on exchangeable notes	—	3,996	—	—	3,996
Non-cash interest on exchangeable notes ( Note 25)	—	643	—	—	643
Non-cash financial expense	—	1,216	—	—	1,216
Inter-segment interest expense	6,668	363	1,478	(8,509)	—

Total	6,958	6,824	1,478	(8,509)	6,751

		Rest of world
Interest Income Year ended December 31, 2019	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$‘000	Total US$‘000
Interest income earned	47	417	—	—	464
Non-cash financial income	—	233	—	—	233
Inter-segment interest income	—	—	4,853	(4,853)	—

Total	47	650	4,853	(4,853)	697

		Rest of World
Interest Expense Year ended December 31, 2019	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$‘000	Total US$’000
Interest on finance leases	294	653	—	—	947
Interest on tax audit settlement (Note 6)	—	1,000	—	—	1,000
Cash interest on exchangeable notes	—	3,996	—	—	3,996
Non-cash interest on exchangeable notes	—	639	—	—	639

Inter-segment interest expense	4,853	—	—	(4,853)	—

Total	5,147	6,288	—	(4,853)	6,582

		Rest of world
Interest Income Year ended December 31, 2018	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000
Interest income earned	32	704	—	—	736
Non-cash financial income	—	1,388	—	—	1,388
Inter-segment interest income	—	—	4,853	(4,853)	—

Total	32	2,092	4,853	(4,853)	2,124

		Rest of world
Interest Income Year ended December 31, 2018	Americas US$‘000	Ireland US$‘000	Other US$‘000	Eliminations US$’000	Total US$‘000
Interest on finance leases	7	32	—	—	39
Cash interest on exchangeable notes	—	4,352	—	—	4,352
Non-cash interest on exchangeable notes ( Note 25)	—	689	—	—	689
Inter-segment interest expense	4,853	—	—	(4,853)	—

Total	4,860	5,073	—	(4,853)	5,080

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

2.	SEGMENT INFORMATION (CONTINUED)

xi)	The distribution of taxation (expense)/credit by geographical area was as follows:

	December 31, 2020 US$‘000	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Rest of World – Ireland	293	831	(59)
Rest of World – Other	(8)	—	(3)
Americas	335	175	587

	620	1,006	525

xii)	During 2020, 2019 and 2018 there were no customers generating 10% or more of total revenues.

xiii)	The distribution of capital expenditure by geographical area was as follows:

	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Rest of World – Ireland	5,609	20,758
Rest of World – Other	-	-
Americas	4,317	12,863

	9,926	33,621

3.	EMPLOYMENT

The average number of persons employed by the Group is as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Research and development	52	57	59
Administration and sales	148	159	163
Manufacturing and quality	343	363	353

	543	579	575

Employment costs charged in the Consolidated Income Statement for continuing operations are analysed as follows:

	December 31, 2020 US$‘000	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Wages and salaries	26,187	25,885	26,475
Social welfare costs	2,195	2,538	2,585
Pension costs	447	503	490
Tax settlement (Note 6)	—	5,094	—
Share-based payments	792	758	1,369
Restructuring Cost	388	-	-
Recognition of contingent asset (Note 27)	(1,316)

	28,693	34,778	30,919

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

3.	EMPLOYMENT (CONTINUED)

Employment costs are shown net of capitalisations and Irish government wage subsidies. Total employment costs, inclusive of amounts capitalised for wages and salaries, social welfare costs and pension costs, for the year ended December 31, 2020 amounted to US$33,347,000 (2019: US$36,288,000) (2018: US$38,002,000). Total share based payments, inclusive of amounts capitalised in the balance sheet, amounted to US$816,000 for the year ended December 31, 2020 (2019: US$838,000) (2018: US$1,607,000). See Note 22 for further details.

Restructuring costs for the year ended December 31, 2020 were US$388,000 relating to termination payments associated with the closure of a manufacturing facility in California.

Credit of US$1,316,000 relates to the recognition of a previously unrecognised contingent asset – refer to Note 27 for more information.

The Group operates defined contribution pension schemes for certain of its full time employees. The benefits under these schemes are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income amounted to US$447,000 (2019: US$503,000) (2018: US$490,000). The pension accrual for the Group at December 31, 2020 was US$47,000 (2019: US$43,000), (2018: US$45,000).

4.	OTHER OPERATING INCOME

	December 31, 2020 US$‘000	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Government supports - COVID-19	1,840	-	-
Other income	17	88	99
Rental income from premises	3	3	3

	1,860	91	102

Government supports  - COVID-19 comprises funding received under the U.S. government’s Cares Act, specifically its Paycheck Protection Program and its Provider Relief Fund. Two out of six Paycheck Protection Program (“PPP”) loans received by the Company, amounting to US$1,615,000, were forgiven during the year. The four loans which remained unforgiven at year end, totaling US$2,905,000, are treated as short term liabilities at December 31, 2020. Three of these loans were 100% forgiven in early 2021 and we are in the process of seeking forgiveness for the final remaining PPP loan which amounts to US$244,000.  These four remaining loans are treated as short term liabilities at December 31, 2020 (refer to Note 23). In addition, the company received US$225,000 under the Provider Relief Fund.

Other income comprises US$17,000 (2019: US$88,000) for provision of canteen services to third parties in Ireland. Due to COVID-19 restrictions, these services were suspended in the second quarter of 2020.

5.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES – CLOSURE COSTS

In early 2020, management decided to close a production facility in Carlsbad, California facility which specialised in Western Blot manufacturing. The last number of years had seen a steady migration of customers away from using the Western Blot testing format for diagnosing Lyme in favour of alternative testing platforms.  Production volumes declined steadily at the plant to the extent that it no longer made economic sense to continue.  The plant was closed on June 30, 2020.  Production of remaining products was transferred to other locations in the Group.

The charge for closing the facility was US$2.4 million which comprised redundancy costs, the write-off of inventory, the cost of exiting lease obligations and other costs associated with the closure of the facility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

6.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES – TAX AUDIT SETTLEMENT

In the year ended December 31, 2019, the Company reached a tax settlement of US$6,442,000 arising out of a tax audit in one of the jurisdictions in which the company operates.  The settlement consisted of US$3,863,000 in relation to a patent dividend scheme, which had operated via Rayville Limited from 1995 to 2010, US$1,231,000 in relation to payments for CEO Services made to Darnick Company (a company controlled by the family of Ronan O’Caoimh) and US$75,000 in relation to R&D tax credits. Penalties were US$273,000. Interest was US$1,000,000 and this is shown as a financial expense. The total settlement excluding interest of US$5,442,000 was partially offset by a provision of US$400,000, resulting in an expense of US$5,042,000 in the year ended December 31, 2019, which is shown as Selling, general and administrative expenses – tax audit settlement.

Darnick Company agreed to contribute US$1,231,000 to the above settlement and this amount was outstanding at December 31, 2019 and was treated as a contingent asset and not recognised in the 2019 financial statements. This balance was settled in the year ended December 31, 2020 and has been credited to the Statement of Operations within Selling, General and Administrative Expenses. The underlying amount was denominated in Euro. Due to a depreciation in the US Dollar since 2019, the US Dollar equivalent amount increased from US$1,231,000 to US$1,316,000. The settlement amount received by the Company was US$177,000 more than the balance owed and this overpayment is recorded as a related party current liability for the benefit of Ronan O’Caoimh as at December 31, 2020. The amount was settled by the Group in January 2021.

7.	IMPAIRMENT CHARGES

In accordance with IAS 36, Impairment of Assets, the Group carries out an annual impairment review of the asset valuations. A number of factors impacted this calculation including the Company’s market capitalisation at 31 December 2020, the cost of capital, cash flow projections and net asset values across each of the Company’s cash generating units.

The impact of the above items on the statement of operations for the year ended December 31, 2020, December 31, 2019 and December 31, 2018 was as follows:

	December	December	December
	31, 2020	31, 2019	31, 2018
	US$’000	US$’000	US$’000
Selling, general & administration expenses
Impairment of PP&E (Note 13)	1,795	6,349	6,112
Impairment of goodwill and other intangible assets (Note 14)	15,422	16,570	19,212
Impairment of prepayments (Note 18)	562	1,376	1,608

Total impairment loss	17,779	24,295	26,932

Income tax impact of impairment loss	0	148	(1,752)

Total impairment loss after tax	17,779	24,443	25,180

8.          FINANCIAL INCOME AND EXPENSES

	December 31, 2020 US$‘000	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Financial income:
Non-cash financial income	-	233	1,388
Interest income	36	464	736

	36	697	2,124

Financial expense:
Interest on leases	(896)	(947)	(39)
Interest on tax audit settlement (Note 6)	-	(1,000)	-
Cash interest on exchangeable notes	(3,996)	(3,996)	(4,352)
Non-cash interest on exchangeable notes (Note 25)	(643)	(639)	(689)
Non-cash financial expense	(1,216)	-	-

	(6,751)	(6,582)	(5,080)
Net Financing Expense	(6,715)	(5,885)	(2,956)

Exchangeable note interest expense and non-cash financial income and expense relate to the exchangeable senior notes issued in 2015. For further information, refer to Note 25.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

9.	INCOME TAX CREDIT

The tax credit based on the loss comprises:

	December 31, 2020 US$‘000	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Current tax (credit)/expense
Irish Corporation tax	(480)	(312)	(258)
Foreign taxes (a)	179	197	195
Adjustment in respect of prior years	(152)	(50)	(56)

Total current tax credit	(453)	(165)	(119)

Deferred tax credit (b)
Origination and reversal of temporary differences (see Note 15)	48	(625)	(2,031)
Origination and reversal of net operating losses (see Note 15)	(215)	(216)	1,625

Total deferred tax credit	(167)	(841)	(406)

Total income tax credit on continuing operations in statement of operations	(620)	(1,006)	(525)

Tax charge / (credit) on discontinued operations (see Note 10)	438	-	(590)
		00
Total tax credit	(182)	(1,006)	(1,115)

(a)	In 2020, the foreign taxes relate primarily to Canada.
(b)
In 2020, there was a deferred tax charge of US$53,000 (2019: credit of US$444,000; 2018: charge of US$369,000) recognised in respect of Ireland and a deferred tax credit of US$220,000 (2019: credit of US$397,000; 2018: credit of US$775,000) recognised in respect of overseas tax jurisdictions.

Effective tax rate	December 31, 2020	December 31, 2019	December 31, 2018
Loss before taxation – continuing operations (US$‘000)	(6,633)	(29,997)	(23,183)
As a percentage of loss before tax:
Current tax %	(6.83)%	(0.55)%	(0.51)%
Total (current and deferred) %	(9.35)%	(3.36)%	(2.26)%

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective total tax rate for the Group:

	December 31, 2020	December 31, 2019	December 31, 2018
Irish corporation tax	(12.5)%	(12.5)%	(12.5)%
Effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised (a)	24.13%	13.21%	15.76%
Effect of tax rates on overseas earnings	(9.92)%	(3.05)%	(6.10)%
Effect of Irish income taxable at higher tax rate	5.92%	0.04%	0.05%
Adjustments in respect of prior years	(10.66)%	(0.17)%	0.94%
R&D tax credits	(11.00)%	(2.69)%	(1.70)%
Other items (c)	4.68%	1.80%	1.29%

Effective tax rate	(9.35)%	(3.36)%	(2.26)%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

9.	INCOME TAX CREDIT (CONTINUED)

(a)
The effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised is analyzed further in the table below (see also Note 15). No deferred tax asset was recognised because there was no reversing deferred tax liability in the same jurisdiction reversing in the same period and no future taxable income in the same jurisdiction.

(b)
Other items comprise items not chargeable to tax/expenses not deductible for tax purposes. In 2020, this mainly comprises the movement in the exchangeable notes’ embedded derivatives value and the accretion of notional interest on the Loan Note’s host contract, both of which are exempt from deferred taxation recognition under IAS 12, Income Taxes. In 2019, other items mainly comprise the tax audit settlement recorded in Selling, General and Administrative expenses (see also Note 6), which is not deductible for tax and the movement in the exchangeable notes’ embedded derivatives value and the accretion of notional interest.

Unrecognised deferred tax assets – continuing operations	Effect in 2020 US$’000	Percentage effect in 2020	Effect in 2019 US$’000	Percentage effect in 2019
Increase in net operating losses arising in US	1,105	16.66%	1,117	3.72%
Temporary differences arising in US	-	-	129	0.43%
(Decrease)/increase in net operating losses arising in Brazil	(502)	(7.57)%	608	2.03%
Increase in net operating losses arising in Luxembourg	544	8.20%	-	-
Increase in net operating losses arising in UK	2	0.03%	-	-
Increase in net operating losses arising in Ireland	452	6.81%	2,110	7.03%

	1,601	24.13%	3,964	13.21%

The distribution of loss before taxes by geographical area was as follows:

	December 31, 2020 US$‘000	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Rest of World – Ireland	296	(20,318)	(9,590)
Rest of World – Other	3,304	4,760	4,809
Americas	(10,233)	(14,439)	(18,402)

	(6,633)	(29,997)	(23,183)

At December 31, 2020, the Group had unutilised net operating losses for continuing operations as follows:

	December 31, 2020 US$‘000	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Ireland	78,700	73,754	60,629
USA	-	1,034	2,382
Luxembourg	2,175	-	-
UK	10	-	-
Brazil	4,313	5,789	4,001

	85,198	80,577	67,012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

9.          INCOME TAX CREDIT (CONTINUED)

At December 31, 2020, the Group had unrecognised deferred tax assets in respect of unused tax losses and unused tax credits as follows:

	December 31, 2020 US$‘000	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Ireland – unused tax losses	12,514	12,062	9,953
US – unused tax losses	-	3,291	2,174
US – unused tax credits	2,862	493	364
Luxembourg – unused tax losses	544	-	-
UK – unused tax losses	2	-	-
Brazil – unused tax losses	1,466	1,968	1,360
	18,810
Unrecognised deferred tax asset	17,388	17,814	13,851

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

10.	(LOSS)/PROFIT FOR THE YEAR ON DISCONTINUED OPERATION

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

10.	(LOSS)/PROFIT FOR THE YEAR ON DISCONTINUED OPERATION (CONTINUED)

In 2018, taxes paid to the Swedish tax authorities were recovered and there was a resulting tax credit of US$590,000. In 2020, closure provisions were finalized and an excess provision of US$127,000 was released to the Consolidated Statement of Operations. A tax receivable amount of US438,000 was expensed due to a change of estimate.

The operating loss for the Cardiac point-of-care tests operation in Sweden and the (loss)/profit on re-measurement of its assets and liabilities are summarised as follows:

	December 31, 2020 US$‘000	December 31, 2019 US$‘000	December 31, 2018 US$‘000
(Loss)/Profit on re-measurement of assets and liabilities:
Closure provision	127	(8)	(22)
Foreign currency translation reserve	(64)	85	—
Tax (expense)/credit	(438)	—	590

Total (loss)/profit	(375)	77	568
(Loss)/Profit for the year from discontinued operations	(375)	77	568

Basic earnings per ordinary share – discontinued operations

Basic (loss)/earnings per ordinary share for discontinued operations is computed by dividing the loss after taxation on discontinued operations of US$375,000 (2019: profit US$77,000) (2018: profit US$568,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue. As at December 31, 2020, this amounted to 83,606,810 shares (2019: 83,606,810 shares) (2018: 83,612,908 shares), see note 12 for further details.

Diluted earnings per ordinary share – discontinued operations

Diluted (loss)/earnings per ordinary share for discontinued operations is computed by dividing the loss after taxation on discontinued operations of US$375,000 (2019: profit US$77,000) (2018: profit US$568,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 105,024,732 (2019: 101,870,064) (2018: 103,508,820), see note 12 for further details. Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. Therefore, diluted loss per ADS in accordance with IFRS is equal to basic earnings per ADS.

Earnings per ADS

In June 2005, Trinity Biotech adjusted its ADS ratio from 1 ADS: 1 ordinary share to 1 ADS: 4 ordinary shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic (loss)/earnings per ADS for discontinued operations is computed by dividing the loss after taxation on discontinued operations of US$375,000 (2019: profit US$77,000) (2018: profit US$568,000) for the financial year by the weighted average number of ADS in issue of 20,901,703 (2019: 20,901,703) (2018: 20,903,227), see note 12 for further details.

Diluted (loss)/earnings per ADS for discontinued operations is computed by dividing the loss after taxation on discontinued operations of US$375,000 (2019: profit US$77,000) (2018: profit US$568,000) for the financial year, by the diluted weighted average number of ADS in issue of 26,256,183 (2019: 25,467,516) (2018: 25,877,205), see note 12 for further details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

10.        PROFIT/(LOSS) FOR THE YEAR ON DISCONTINUED OPERATION (CONTINUED)

	December 31, 2020	December 31, 2019	December 31, 2018
Basic (loss)/earnings per ADS (US Dollars) – discontinued operations	(0.02)	0.00	0.03
Diluted (loss)/earnings per ADS (US Dollars) – discontinued operations	(0.02)	0.00	0.02
Basic (loss)/earnings/ per ‘A’ share (US Dollars) – discontinued operations	0.00	0.00	0.01
Diluted (loss)/earnings per ‘A’ share (US Dollars) – discontinued operations	0.00	0.00	0.01

Cash flows

The cash flows attributable to discontinued operations are as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
	US$000	US$000	US$000
Cash flows from operating activities	(22)	(5)	527

There were no cash flows from investing or financing activities attributable to discontinued operations for the years ended December 31, 2020, 2019 or 2018.

11.        LOSS BEFORE TAX

The following amounts were charged / (credited) to the statement of operations:

	December 31, 2020 US$‘000	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Directors’ emoluments (including non- executive directors):
Remuneration	2,020	1,238	1,261
Pension	41	42	44
Share based payments	678	624	1,204
Auditor’s remuneration
Audit fees	533	523	506
Tax fees	146	172	15
Other non-audit fees	25	-	-
Depreciation*	1,674	2,526	1,296
Amortisation (Note 14)	1,403	2,368	2,825
(Profit)/Loss on the disposal of property, plant and equipment	30	17	15
Net foreign exchange differences	583	(179)	344

*
Note that US$40,000 (2019: US$4,000) (2018: US$79,000) of depreciation was capitalised to research and development projects during 2020 in line with the Group’s capitalisation policy for Intangible projects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

12.	LOSS PER SHARE

Basic earnings per ordinary share

Basic earnings per ordinary share for the group is computed by dividing the loss after taxation of US$6,388,000 (2019: loss of $28,914,000) (2018: loss of US$22,090,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue. Basic earnings per ordinary share for continuing operations is computed by dividing the loss after taxation for continued operations of US$6,013,000 (2019: loss of US$28,991,000) (2018: loss of US$22,658,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue.

As at December 31, 2020, this amounted to 83,606,810 shares (2019: 83,606,810 shares) (2018: 83,612,908 shares).

	December 31, 2020	December 31, 2019	December 31, 2018
‘A’ ordinary shares	83,606,810	83,606,810	83,612,908

Basic earnings per share denominator	83,606,810	83,606,810	83,612,908

Reconciliation to weighted average earnings per share denominator:
Number of ‘A’ ordinary shares at January 1 (Note 21)	96,162,410	96,162,410	96,162,410
Weighted average number of shares issued during the year*	-	-	-
Weighted average number of treasury shares	(12,555,600)	(12,555,600)	(12,549,502)

Basic earnings per share denominator	83,606,810	83,606,810	83,612,908

*The weighted average number of shares issued during the year is calculated by taking the number of shares issued multiplied by the number of days in the year each share is in issue, divided by 365 days.

Diluted earnings per ordinary share

Diluted earnings per ordinary share for the group is computed by dividing the adjusted loss after tax of US$533,000 (2019: loss of US$24,512,000) (2018: loss of US$18,437,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 105,024,732 (2019: 101,870,064) (2018: 103,508,820). Diluted earnings per ordinary share for continuing operations is computed by dividing the adjusted loss after tax on continuing operations of US$158,000 (2019: loss of US$24,590,000) (2018: loss of US$19,005,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 105,024,732 (2019: 101,870,064) (2018: 103,508,820). The adjusted loss after tax on continuing operations is computed by adding back the interest expense, accretion interest and movements in the fair value of the derivatives on the exchangeable notes to the loss after taxation for continuing operations.

Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. Therefore, diluted loss per ordinary share in accordance with IFRS would be equal to basic earnings per ordinary share.

The basic weighted average number of ordinary shares for the Group may be reconciled to the number used in the diluted earnings per ordinary share calculation as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Basic earnings per share denominator (see above)	83,606,810	83,606,810	83,612,908
Issuable on exercise of options and warrants	3,154,668	-	22,359
Issuable on conversion of exchangeable notes	18,263,254	18,263,254	19,873,553

Diluted earnings per share denominator	105,024,732	101,870,064	103,508,820

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

12.	LOSS PER SHARE (CONTINUED)

The loss after tax for the year may be reconciled to the amount used in the diluted earnings per ordinary share calculation as follows:

	December 31, 2020 US$‘000	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Loss after tax for the year	(6,388)	(28,914)	(22,090)
Non-cash financial expense/(income) (Note 8)	1,216	(233)	(1,388)
Cash interest expense (Note 8)	3,996	3,996	4,352
Non-cash interest on exchangeable notes (Note 8)	643	639	689

Adjusted loss after tax	(533)	(24,512)	(18,437)

Earnings per ADS

In June 2005, Trinity Biotech adjusted its ADS ratio from 1 ADS: 1 ordinary share to 1 ADS: 4 ordinary shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic earnings per ADS for the Group is computed by dividing the loss after taxation of US$6,388,000 (2019: loss of US$28,914,000) (2018: loss of US$22,090,000) for the financial year by the weighted average number of ADS in issue of 20,901,703 (2019: 20,901,703) (2018: 20,903,227). Basic earnings per ADS for continuing operations is computed by dividing the loss after taxation of US$6,013,000 (2019: loss of US$28,991,000) (2018: loss of US$22,658,000) for the financial year by the weighted average number of ADS in issue of 20,901,703 (2019: 20,901,703) (2018: 20,903,227).

	December 31, 2020	December 31, 2019	December 31, 2018
ADS	20,901,703	20,901,703	20,903,227

Basic earnings per share denominator	20,901,703	20,901,703	20,903,227

Reconciliation to weighted average earnings per share denominator:
Number of ADS at January 1 (Note 21)	24,040,602	24,040,602	24,040,602
Weighted average number of shares issued during the year*	-	-	-
Weighted average number of treasury shares	(3,138,899)	(3,138,899)	(3,137,375)

Basic earnings per share denominator	20,901,703	20,901,703	20,903,227

Diluted earnings per ADS for the Group is computed by dividing the adjusted loss after taxation of US$533,000 (2019: loss of US$24,512,000) (2018: loss of US$18,437,000) for the financial year, by the diluted weighted average number of ADS in issue of 26,256,183 (2019:25,467,516) (2018: 25,877,205).

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

The basic weighted average number of ADS shares for the Group may be reconciled to the number used in the diluted earnings per ADS share calculation as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Basic earnings per share denominator (see above)	20,901,703	20,901,703	20,903,227
Issuable on exercise of options and warrants	788,666	-	5,590
Issuable on conversion of exchangeable notes	4,565,814	4,565,814	4,968,388

Diluted earnings per share denominator	26,256,183	25,467,517	25,877,205

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

13.	PROPERTY, PLANT AND EQUIPMENT

	Land and buildings US$‘000	Leasehold improvements US$‘000	Computers, fixtures and fittings US$‘000	Plant and equipment US$‘000	Total US$‘000
Cost
At January 1, 2019	2,605	4,560	6,585	40,064	53,814
Adjustment on transition to IFRS 16	20,961	—	149	75	21,185
Additions	681	71	168	1,905	2,825
Disposals or retirements	—	(1,626)	(2,610)	(3,314)	(7,550)
Exchange adjustments	22	—	—	(54)	(32)

At December 31, 2019	24,269	3,005	4,292	38,676	70,242

At January 1, 2020	24,269	3,005	4,292	38,676	70,242
Additions	8	41	96	2,766	2,911
Disposals or retirements	—	(299)	(66)	(5,758)	(6,123)
Exchange adjustments	10	(77)	(13)	(1,845)	(1,925)

At December 31, 2020	24,287	2,670	4,309	33,839	65,105

Accumulated depreciation and impairment losses
At January 1, 2019	(1,934)	(3,243)	(5,783)	(37,492)	(48,452)
Charge for the year	(1,545)	(105)	(200)	(680)	(2,530)
Adjustment on transition to IFRS 16	(10,984)	—	(40)	(75)	(11,099)
Impairment loss as at December 31, 2019	(4,024)	(233)	(276)	(1,816)	(6,349)
Disposals or retirements	—	1,544	2,618	3,331	7,493
Reallocations / reclassifications	—	—	—	(5)	(5)
Exchange adjustments	(6)	—	(1)	(3)	(10)

At December 31, 2019	(18,493)	(2,037)	(3,682)	(36,740)	(60,952)

At January 1, 2020	(18,493)	(2,037)	(3,682)	(36,740)	(60,952)
Charge for the year	(783)	(146)	(181)	(604)	(1,714)
Impairment loss as at December 31, 2020	(347)	(78)	(180)	(1,190)	(1,795)
Disposals or retirements	—	299	84	5,590	5,973
Exchange adjustments	(6)	78	13	1,845	1,930

At December 31, 2020	(19,629)	(1,884)	(3,946)	(31,099)	(56,558)
7
Carrying amounts
At December 31, 2020	4,658	786	363	2,740	8,547

At December 31, 2019	5,776	968	610	1,936	9,290

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

13.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

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

US$000
Right-of-use assets cost at transition before impairment	21,185
Impairment adjustment on transition	(11,099)

Right-of-use assets value at transition after impairment	10,086

The following is a reconciliation of the financial statement line items from IAS 17 to IFRS 16 at January 1, 2019:

	Carrying amount at December 31, 2018	Remeasurement	Impairment	IFRS 16 carrying amount at January 1, 2019
	US$000	US$000	US$000	US$000
Property, plant & equipment	5,362	21,185	(11,099)	15,448
Lease liabilities	(962)	(21,185)	-	(22,147)
Retaining earnings	(55,319)	-	11,099	(44,220)

Total	(50,919)	-	-	(50,919)

Additional information on the right-of-use assets by class of assets is as follows:

	Carrying amount At December 31, 2020	Depreciation Charge Year ended December 31, 2020	Impairment Charge Year ended December 31, 2020

	US$000	US$000	US$000
Buildings	4,200	(673)	(347)
Computer equipment	3	(4)	-
Plant and Equipment	-	(70)	(154)

	4,203	(747)	(501)

	Carrying amount At December 31, 2019	Depreciation Year ended December 31, 2019	Impairment
			Year ended December 31, 2019
	US$000	US$000	US$000
Buildings	5,220	(1,523)	(3,913)
Computer equipment	7	(39)	(63)

	5,227	(1,562)	(3,976)

Income from sub-letting right-of-use buildings amounted to US$3,000 in the year ended December 31, 2020 (2019: USD$3,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

13.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Right-of-Use assets at 31 December 2020	No. of Right-of-Use leased assets	Range of remaining term in years	Average remaining lease term (years)	No. of Leases with extension options	No. of Leases with options to purchase	No. of leases with variable payments linked to index	No. of leases with termination options
Building	12	1 to 13	4	1	-	2	4
Vehicle	16	1 to 3	2	-	16	-	16
I.T. and office equipment	10	1 to 2	1	-	-	-	1

Right-of-Use assets at 31 December 2019	No. of Right-of-Use leased assets	Range of remaining term in years	Average remaining lease term (years)	No. of Leases with extension options	No. of Leases with options to purchase	No. of leases with variable payments linked to index	No. of leases with termination options
Building	13	1 to 14	5	1	-	2	4
Vehicle	9	1 to 2	1	-	9	-	9
I.T. and office equipment	11	1 to 2	2	-	-	-	1

The details of the impairment review are described in Note 14. When an impairment loss is identified in a cash generating unit, it must be first allocated to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. In this manner, an impairment loss of US$1,795,000 was allocated to property, plant and equipment as at December 31, 2020. The recoverable amount of property, plant and equipment was determined to be the value in use of each cash generating unit.

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

Assets held under operating leases (where the Company is the lessor)

The Company has a number of assets included in plant and equipment which generate operating lease revenue for the Group. The net book value of these assets as at December 31, 2020 and 2019 is US$Nil following full write down of the assets due to group impairment (refer to Note 14). Depreciation charged on these assets in 2020 amounted to US$21,000 (2019: US$7,000).

Property, plant and equipment under construction

There were no assets under construction included in property, plant and equipment at December 31, 2020 (2019: US$Nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

14.	GOODWILL AND INTANGIBLE ASSETS

	Goodwill US$‘000	Development costs US$‘000	Patents and licences US$‘000	Other US$‘000	Total US$‘000
Cost
At January 1, 2019	81,689	146,772	9,947	34,228	272,636
Additions	—	9,569	4	38	9,611
Disposals or retirements	—	—	—	—	—
Exchange adjustments	—	36	—	—	36

At December 31, 2019	81,689	156,377	9,951	34,266	282,283

At January 1, 2020	81,689	156,377	9,951	34,266	282,283
Additions	—	6,896	30	89	7,015
Disposals or retirements	(2,507)	(34,318)	(1,034)	(1,044)	(38,903)
Reclassification	—	—	—	—	—
Exchange adjustments	—	22	—	—	22

At December 31, 2020	79,182	128,977	8,947	33,311	250,417

Accumulated amortisation and Impairment losses
At January 1, 2019	(65,548)	(120,507)	(9,814)	(23,816)	(219,685)
Charge for the year	—	(1,182)	(2)	(1,184)	(2,368)
Disposals or retirements	—	—	—	—	—
Impairment losses	(3,550)	(11,904)	(3)	(1,113)	(16,570)
Exchange adjustments	—	(6)	—	—	(6)

At December 31, 2019	(69,098)	(133,599)	(9,819)	(26,113)	(238,629)

At January 1, 2020	(69,098)	(133,599)	(9,819)	(26,113)	(238,629)
Charge for the year	—	(959)	(5)	(439)	(1,403)
Disposals or retirements	2,507	34,318	1,034	1,044	38,903
Impairment losses	—	(15,287)	—	(135)	(15,422)
Exchange adjustments	—	(6)	—	—	(6)

At December 31, 2020	(66,591)	(115,533)	(8,790)	(25,643)	(216,557)

Carrying amounts
At December 31, 2020	12,591	13,444	157	7,668	33,860

At December 31, 2019	12,591	22,778	132	8,153	43,654

Included within development costs are costs of US$6,980,000 which were not amortised in 2020 (2019: US$3,719,000). These development costs are not being amortised as the projects to which the costs relate were not fully complete at December 31, 2020 or at December 31, 2019. As at December 31, 2020 these projects are expected to be completed during the period from January 1, 2021 to December 31, 2023 at an expected further cost of approximately US$8,798,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

14.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The following represents the costs incurred during each period presented for each of the principal development projects:

Product Name	2020 US$’000	2019 US$’000
HIV screening rapid test	2,278	2,587
Premier Instrument for Haemoglobin A1c testing	1,359	1,930
Autoimmune Smart Reader	666	1,325
Syphilis point-of-care test	618	870
Uni-Gold antigen improvement	556	691
COVID tests	467	-
Mid-tier haemoglobins instrument	243	63
Tri-stat point-of-care instrument	203	361
Column enhancement	151	236
Ultra Genesys	139	237
Sjögrens tests	99	135
G-6-PDH test	-	582
Uni-gold test	-	376
Other projects	117	176
Total capitalised development costs	6,896	9,569

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

(c)
Nearly all of our new product developments involve the transfer of our existing product know-how to a new application. The Group does not engage in pure research. Every development project is undertaken with the intention of bringing a particular new product to market for which there is an expected demand.

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
DECEMBER 31, 2020

14.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Impairment testing for intangibles including goodwill and indefinite lived assets

Goodwill and other intangibles are subject to impairment testing on an annual basis. The recoverable amount of seven CGUs is determined based on a value-in-use computation. Among other macroeconomic considerations, the impact of the COVID-19 pandemic has been factored into our impairment testing.

The value-in-use calculations use cash flow projections based on the 2021 projections for each CGU and a further four years projections using estimated revenue and cost average growth rates of between 0% and 12%. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The pre-tax discount rates used range from 16% to 44% (2019: 20% to 27%).

Sources of estimation uncertainty

The cash flows have been arrived at taking into account the Group’s financial position, its recent financial results and cash flow generation and the nature of the medical diagnostic industry, where product obsolescence can be a feature. However, expected future cash flows are inherently uncertain and are therefore liable to material change over time. The key assumptions employed in arriving at the estimates of future cash flows factored into impairment testing are subjective and include projected EBITDA margins, net cash flows, discount rates used and the duration of the discounted cash flow model. Significant under-performance in any of the Group’s major CGUs may give rise to a material impairment which would have a substantial impact on the Group’s income and equity.

2020 impairment test

The impairment test performed as at December 31, 2020 identified an impairment loss in three CGUs, namely Primus Corp., Biopool US Inc, and Trinity Biotech Do Brasil.

The table below sets forth the impairment loss recorded for each of the CGU’s:

	December 31, 2020	December 31, 2019
	US$’000	US$’000
Primus Corp	16,706	5,321
Trinity Biotech Do Brasil	919	1,253
Biopool US Inc.	154	210
Trinity Biotech Manufacturing Limited	-	9,732
Immco Diagnostics Inc	-	6,332
Clark Laboratories Inc.	-	727
Mardx Diagnostics Inc.	-	720
	17,
Total impairment loss	17,779	24,295

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

14.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Primus Corporation, which recorded the largest impairment loss of any CGU in this financial year, has been particularly impacted by the pandemic and changes to its product offering. Trinity Biotech Do Brasil also incurred a significant impairment loss in 2020 as this CGU continues to be impacted by the weakness of the Brazilian Real.

The table below sets forth the breakdown of the impairment loss for each class of asset:

	December 31, 2020	December 31, 2019
	US$’000	US$’000
Goodwill and other intangible assets (see Note 14)	15,422	16,570
Property, plant and equipment (see Note 13)	1,795	6,349
Prepayments (see Note 18)	562	1,376

Total impairment loss	17,779	24,295

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and is particularly sensitive in the following areas;

•
In the event that there was a reduction of 10% in the assumed level of future growth in revenue growth rate, which would represent a reasonably likely range of outcomes, there would be an additional impairment loss recorded of US$384,000 at December 31, 2020.

•
In the event there was a 10% increase in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be an additional impairment loss recorded of US$1,504,000 at December 31, 2020.

Significant Goodwill and Intangible Assets with Indefinite Useful Lives

CGUs or combinations of CGUs for which the carrying amount of goodwill is significant for the purposes of impairment testing in comparison with the Group’s total carrying amount of goodwill are those where the percentage is greater than 20% of the total.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

14.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The additional disclosures required for the CGU with significant goodwill are as follows:

Fitzgerald Industries	December 31, 2020	December 31, 2019
Carrying amount of goodwill (US$’000)	12,591	12,591
Discount rate applied (real pre-tax)	19.98%	20.42%
Excess value-in-use over carrying amount (US$’000)	7,915	2,385
% EBITDA would need to decrease for an impairment to arise	31.98%	12.11%
Long-term growth rate	2.0%	2.0%

The key assumptions and methodology used in respect of this CGU are consistent with those described above. The assumptions and estimates used are specific to the individual CGU and were derived from a combination of internal and external factors based on historical experience.

Intangible Assets with Indefinite Useful lives (included in other intangibles)	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Fitzgerald Industries International CGU
Fitzgerald trade name	970	970
RDI trade name	560	560
Primus Corporation CGU
Primus trade name	365	500
Immco Diagnostic CGU
Immco Diagnostic trade name	2,938	2,938
Total	4,833	4,968

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

In 2020, an impairment loss of US$135,000 was allocated against the Primus trade name as the carrying value of the CGU’s net assets exceeded its discounted future cashflows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

15.       DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities of the Group are attributable to the following:

	Assets		Liabilities		Net
	2020 US$’000	2019 US$’000	2020 US$’000	2019 US$’000	2020 US$’000	2019 US$’000
Property, plant and equipment	733	1,027	(9)	(9)	724	1,018
Intangible assets	—	—	(4,072)	(6,099)	(4,072)	(6,099)
Inventories	750	642	—	—	750	642
Provisions	2,159	3,622	—	—	2,159	3,622
Tax value of loss carry-forwards	433	216	—	—	433	216
Other items	110	745	(824)	(1,031)	(714)	(286)

Deferred tax assets/(liabilities)	4,185	6,252	(4,905)	(7,139)	(720)	(887)

The deferred tax asset in 2020 is mainly due to deductible temporary differences relating to provisions, property, plant and equipment and the elimination of unrealised intercompany inventory profit. In 2020, the deferred tax asset decreased by US$2,067,000 mainly due to a reduction in deductible temporary differences principally attributable to interest provisions.

The deferred tax liability is caused by the net book value of non-current assets being greater than the tax written down value of non-current assets, temporary differences due to the acceleration of the recognition of certain charges in calculating taxable income permitted in Ireland and the US. The deferred tax liability decreased by US$2,234,000 in 2020, principally because of the impairment of intangible assets on which the deferred tax liabilities were recognised.

Deferred tax assets and liabilities are only offset when the entity has a legally enforceable right to set off current tax assets against current tax liabilities and where the intention is to settle current tax liabilities and assets on a net basis or to realise the assets and settle the liabilities simultaneously. At December 31, 2020 and at December 31, 2019 no deferred tax assets and liabilities are offset as it is not certain as to whether there is a legally enforceable right to set off current tax assets against current tax liabilities and it is also uncertain as to what current tax assets may be set off against current tax liabilities and in what periods.

The vast majority of temporary differences are expected to reverse after 2022.

Movement in temporary differences during the year

	Balance January, 1 2020	Recognised in income	Balance December 31, 2020
	US$’000	US$’000	US$’000
Property, plant and equipment	1,018	(294)	724
Intangible assets	(6,099)	2,027	(4,072)
Inventories	642	108	750
Provisions	3,622	(1,463)	2,159
Tax value of loss carry-forwards	216	217	433
Other items	(286)	(428)	(714)
	(887)	167	(720)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

15.       DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

	Balance January, 1 2019	Recognised in income	Balance December 31, 2019
	US$’000	US$’000	US$’000
Property, plant and equipment	778	240	1,018
Intangible assets	(7,189)	1,090	(6,099)
Inventories	668	(26)	642
Provisions	4,311	(689)	3,622
Tax value of loss carry-forwards	-	216	216
Other items	(296)	10	(286)
	(1,728)	841	(887)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised by the Group in respect of the following items:

	December 31, 2020	December 31, 2019
	US$’000	US$’000
Capital losses	8,293	8,293
Net operating losses	85,198	80,577
US alternative minimum tax credits	1,848	1,928
Other temporary timing differences	21,878	7,399
US state credit carryforwards	802	493

	118,019	98,690

There was an increase of US$19,329,000 in the unrecognised deferred tax assets during the year ended December 31, 2020.

16.	OTHER NON-CURRENT ASSETS

	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Finance lease receivables (see Note 18)	291	403
Other assets	64	82

	355	485

The Group leases instruments as part of its business. For details of future minimum finance lease receivables with non-cancellable terms, please refer to Note 18.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

17.	INVENTORIES

	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Raw materials and consumables	12,168	12,654
Work-in-progress	5,169	6,940
Finished goods	12,882	12,427

	30,219	32,021

All inventories are stated at the lower of cost or net realisable value. The replacement cost of inventories does not differ from cost. Total inventories for the Group are shown net of provisions of US$9,781,000 (2019: US$6, 716,000). Cost of sales in 2020 includes inventories expensed of US$48,342,000 (2019: US$50,748,000), (2018: US$55,285,000).

The movement on the inventory provision for the three year period to December 31, 2020 is as follows:

	December 31, 2020 US$‘000	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Opening provision at January 1	6,716	6,299	7,543
Charged during the year	5,179	1,567	480
Utilised during the year	(1,994)	(1,150)	(1,544)
Released during the year	(120)	-	(180)

Closing provision at December 31	9,781	6,716	6,299

During 2020, US$120,000 (2019: US$Nil), (2018: US$180,000) of inventory provision relating to net realisable value was released to the statement of operations following a current year review of inventory usage.

18.	TRADE AND OTHER RECEIVABLES

	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Trade receivables, net of impairment losses	20,025	17,754
Prepayments	1,159	576
Contract assets	1,177	2,317
Value added tax	92	59
Finance lease receivables	215	281

	22,668	20,987

Trade receivables are shown net of an impairment losses provision of US$3,922,000 (2019: US$5,443,000) (see Note 29). Prepayments are shown net of impairment of US$562,000 (2019: US$1,376,000) (see Note 7).

Contract assets have decreased compared to the prior year as the Group shipped less product to customers with cost per test contracts in the last part of the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

18.	TRADE AND OTHER RECEIVABLES (CONTINUED)

Long-term contract receivable

(i) Finance lease commitments – Group as lessor

The Group leases instruments as part of its business. Future minimum receivables with non-cancellable terms are as follows:

	December 31, 2020 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	415	200	215
Between one and five years (Note 16)	591	300	291

	1,006	500	506

	December 31, 2019 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	523	242	281
Between one and five years (Note 16)	805	402	403

	1,328	644	684

The Group classified future minimum lease receivables between one and five years of US$291,000 (2019: US$403,000) as Other Assets, see Note 16. Under the terms of the lease arrangements, no contingent rents are receivable.

 (ii) Operating lease commitments – Group as lessor

The Group leases instruments under operating leases as part of its business.

Future minimum rentals receivable under non-cancellable operating leases are as follows:

	December 31, 2020 US$‘000
	Instruments	Total
Less than one year	2,767	2,767
Between one and five years	171	171

	2,938	2,938

	December 31, 2019 US$‘000
	Instruments	Total
Less than one year	3,528	3,528
Between one and five years	27	27

	3,555	3,555

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

19.	CASH AND CASH EQUIVALENTS

	December 31, 2020 US$’000	December 31, 2019 US$’000
Cash at bank and in hand	24,209	6,275
Short-term deposits	3,118	8,956

Cash and cash equivalents	27,327	15,231

20.	SHORT-TERM INVESTMENTS

All liquid investments with a maturity greater than six months are considered to be short-term investments.

	December 31, 2020 US$’000	December 31, 2019 US$’000
Investments (deposits)	-	1,169

	-	1,169

21.	CAPITAL AND RESERVES

Share capital

	Class ‘A’ Ordinary shares	Class ‘A’ Ordinary shares
In thousands of shares	2020	2019
In issue at January 1	96,162	96,162
Issued for cash	-	-

In issue at December 31	96,162	96,162

	ADS	ADS
In thousands of ADSs	2020	2019
Balance at January 1	24,041	24,041
Issued for cash	-	-

Balance at December 31	24,041	24,041

	Class ‘A’ Treasury shares	Class ‘A’ Treasury shares
In thousands of shares	2020	2019
Balance at January 1	12,556	12,556
Purchased during the year	-	-

Balance at December 31	12,556	12,556

	ADS Treasury shares	ADS Treasury shares
In thousands of ADSs	2020	2019
Balance at January 1	3,139	3,139
Purchased during the year	-	-

Balance at December 31	3,139	3,139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

21.	CAPITAL AND RESERVES (CONTINUED)

The Group had authorised share capital of 200,700,000 ‘A’ ordinary shares of US$0.0109 each (2019: 200,700,000 ‘A’ ordinary shares of US$0.0109 each) as at December 31, 2020. The Group did not issue any shares from the exercise of employee options and did not repurchase any ‘A’ ordinary shares under its share buyback program in either 2019 or 2020. No dividends have been paid in the last five years. The last dividend paid was in respect of the 2014 financial year.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign currency denominated operations of the Group since January 1, 2004.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions entered into but not yet crystallised. The hedging reserve is shown within Other Reserves in the Consolidated Statement of Financial Position.

Treasury shares

During 2020, the Group did not purchase any (2019: nil) (2018: 107,740) ‘A’ Ordinary shares (2019: nil ADS’s) (2018: 26,935 ADS’s) ‘Treasury shares’. The total cost of these shares in 2018 was US$139,000.

22.	SHARE OPTIONS

Options

Under the terms of the Company’s Employee Share Option Plans, options to purchase 19,485,990 ‘A’ Ordinary Shares (4,871,497 ADS’s) were outstanding at December 31, 2020. Under these Plans, options are granted to officers, employees and consultants of the Group at the discretion of the Compensation Committee (designated by the Board of Directors), under the terms outlined below.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

22.	SHARE OPTIONS (CONTINUED)

The number and weighted average exercise price of share options and warrants per ordinary share is as follows (as required by IFRS 2, this information relates to all grants of share options and warrants by the Group):

	Options and warrants	Weighted- average exercise price US$	Range US$
	‘A’ Ordinary Shares	Per ‘A’ Ordinary Share	Per ‘A’ Ordinary Share
Outstanding January 1, 2018	10,727,376	1.92	1.24 –4.36
Granted	720,000	1.07	0.67 –1.37
Exercised	-	-	-
Forfeited	(539,176)	2.50	1.34 –4.23

Outstanding at end of year	10,908,200	1.83	0.67 –4.36

Exercisable at end of year	6,091,864	2.09	1.24 –4.36

Outstanding January 1, 2019	10,908,200	1.83	0.67 –4.36
Granted	4,370,000	0.68	0.46 –0.78
Exercised	-	-	-
Expired / Forfeited	(2,974,210)	2.25	0.66 –4.23

Outstanding at end of year	12,303,990	1.31	0.46 –4.36

Exercisable at end of year	6,622,667	1.73	1.24 –4.36

Outstanding January 1, 2020	12,303,990	1.31	0.46 –4.36
Granted	9,100,000	0.38	0.19 –1.10
Exercised	-	-	-
Expired / Forfeited	(1,918,000)	2.14	0.19-4.21

Outstanding at end of year	19,485,990	0.79	0.19-4.36

Exercisable at end of year	7,959,323	1.27	0.66-4.36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

22.	SHARE OPTIONS (CONTINUED)

	Options and warrants	Weighted- average exercise price US$	Range US$
	‘ADS’ Equivalent	Per ‘ADS’	Per ‘ADS’
Outstanding January 1, 2018	2,681,844	7.69	4.96 - 17.44
Granted	180,000	4.28	2.68 – 5.48
Exercised	-	-	-
Expired / Forfeited	(134,794)	10.00	5.36 – 16.92

Outstanding at end of year	2,727,050	7.32	2.68–17.44

Exercisable at end of year	1,522,966	8.36	4.96 –17.44

Outstanding January 1, 2019	2,727,050	7.32	2.68–17.44
Granted	1,092,500	2.72	1.83 - 3.10
Exercised	-	-	-
Expired / Forfeited	(743,552)	8.99	2.64 – 16.92

Outstanding at end of year	3,075,998	5.24	1.83 – 17.45

Exercisable at end of year	1,655,667	6.92	4.95 –17.45

Outstanding January 1, 2020	3,075,998	5.24	1.83 – 17.45
Granted	2,275,000	1.52	0.77-4.41
Exercised	-	-	-
Expired / Forfeited	(479,500)	8.56	0.77-16.84

Outstanding at end of year	4,871,498	3.15	0.77-17.45
Exercisable at end of year	1,989,831	5.08	2.64-17.45

There were no share options exercised during 2020, 2019 or 2018.

The opening share price per ‘A’ Ordinary share at the start of the financial year was US$0.27 or US$1.07 per ADS (2019: US$0.57 or US$2.29 per ADS) (2018: US$1.28 or US$5.10 per ADS) and the closing share price at December 31, 2020 was US$0.95 or US$3.81 per ADS (2019: US$0.26 or US$1.03 per ADS) (2018: US$0.57 or US$2.29 per ADS). The average share price for the year ended December 31, 2019 was US$0.52 per ‘A’ Ordinary share or US$2.06 per ADS.

A summary of the range of prices for the Company’s stock options for the year ended December 31, 2020 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.19-US$0.99	13,260,006	0.48	4.14	2,106,673	0.69	1.44
US$1.00-US$2.05	5,664,000	1.34	1.11	5,290,667	1.35	2.44
US$2.06- US$2.99	499,984	2.52	0.05	499,984	2.52	0.13
US$3.00 -US$4.36	62,000	4.17	0.00	62,000	4.17	0.01

	19,485,990			7,959,324

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

22.	SHARE OPTIONS (CONTINUED)

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.77-US$3.96	3,315,002	1.92	4.17	526,668	2.76	1.44
US$4.00-US$8.20	1,416,000	5.36	1.10	1,322,667	5.40	2.44
US$8.24- US$11.96	124,996	10.08	0.05	124,996	10.08	0.13
US$12.00 -US$17.45	15,500	16.68	0.00	15,500	16.68	0.01

	4,871,498			1,989,831

A summary of the range of prices for the Company’s stock options for the year ended December 31, 2019 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.46-US$0.99	4,600,000	0.69	6.42	-	-	-
US$1.00-US$2.05	5,613,990	1.35	4.69	4,542,667	1.34	4.68
US$2.06- US$2.99	1,980,000	2.48	3.13	1,970,000	2.48	3.13
US$3.00 -US$4.36	110,000	4.19	2.07	110,000	4.19	2.07

	12,303,990			6,622,667

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US1.84-US$3.96	1,150,000	2.75	6.42	0	0.00	0.00
US4.00-US$8.20	1,403,498	5.40	4.69	1,135,667	5.38	4.68
US8.24- US$11.96	495,000	9.92	3.13	492,500	9.91	3.13
US12.00 -US$17.45	27,500	16.75	2.07	27,500	16.75	2.07

	3,075,998			1,655,667

The weighted-average remaining contractual life of options outstanding at December 31, 2020 was 5.32 years (2019: 5.06 years).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

22.	SHARE OPTIONS (CONTINUED)

Charge for the year under IFRS 2

The charge for the year is calculated based on the fair value of the options granted which have not yet vested.

The fair value of the options is expensed over the vesting period of the option. US$792,000 was charged to the statement of operations in 2020, (2019: US$758,000), (2018: US$1,369,000) split as follows:

	December 31, 2020 US$‘000	December 31, 2019 US$‘000	December 31, 2018 US$‘000
Share-based payments – cost of sales	12	26	34
Share-based payments – selling, general and administrative	780	732	1,335

Total – continuing operations	792	758	1,369
Share-based payments – discontinued operations	-	-	-

Total	792	758	1,369

The total share based payments charge for the year was US$816,000 (2019: US$839,000) (2018: US$1,607,000). However, a total of US$24,000 (2019: US$80,000) (2018: US$238,000) of share based payments was capitalised in intangible development project assets during the year.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a trinomial model. The following are the input assumptions used in determining the fair value of share options granted in 2020, 2019 and 2018:

	Key management personnel	Other employees	Key management personnel	Other employees	Key management personnel	Other employees
	2020	2020	2019	2019	2018	2018
Weighted average fair value at measurement date per ‘A’ share / (per ADS)	US$0.20 / (US$0.80)	US$0.27 / (US$1.08)	US$0.14 / (US$0.56)	US$0.25 / (US$1.02)	-	US$0.41 / (US$1.64)

Total ‘A’ share options granted / (ADS’s equivalent)	8,480,000 / (2,120,000)	620,000 / (155,000)	4,060,000 / (1,015,000)	310,000 / (77,500)	-	720,000 / (180,000)

Weighted average share price per ‘A’ share / (per ADS)	US$0.38 / (US$1.52)	US$0.48 / (US$1.96)	US$0.46 /(US$1.84)	US$0.64 /(US$2.53)	-	US$1.07 /(US$4.28)

Weighted average exercise price per ‘A’ share / (per ADS)	US$0.38 / (US$1.52)	US$0.48 / (US$1.96)	US$0.69 /(US$2.74)	US$0.64 /(US$2.53)	-	US$1.07 /(US$4.28)

Weighted average expected volatility	66.98%	65.89%	51.18%	47.31%	-	42.69%

Weighted average expected life	4.34	4.35	4.15	4.42	-	4.55

Weighted average risk free interest rate	0.44%	0.42%	1.84%	2.23%	-	2.72%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

22.	SHARE OPTIONS (CONTINUED)

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

23.	TRADE AND OTHER PAYABLES

	December 31, 2020 US$’000	December 31, 2019 US$’000
Trade payables	7,103	7,833
Payroll taxes	688	519
Employee related social insurance	344	170
Accruals and other liabilities	8,850	8,133
Deferred income	4,445	292
Government COVID-19 loans (Note 4)	2,905	-

	24,335	16,947

Deferred income has increased in 2020 due to a change in the product mix and customer type, which created more uncertainty when applying IFRS 15 and in turn resulted in a higher deferral of income (for more information on the deferral of revenue, refer to Note 32, Revenue Recognition).

Government COVID-19 loans comprises funding received under the U.S. government’s Cares Act, specifically its Paycheck Protection Program. Two out of six Paycheck Protection Program (“PPP”) loans received by the Company, amounting to US$1,615,000, were forgiven during the year. The four loans which remained unforgiven at year end, totaling US$2,905,000, are treated as short term liabilities at December 31, 2020. Three of these loans were 100% forgiven in early 2021 and we are in the process of seeking forgiveness for the final remaining PPP loan which amounts to US$244,000.

Accruals and other liabilities includes US$194,000 (2019: US$1,307,000) relating to contracted licence payments and US$177,000, a related party current liability for the benefit of Ronan O’Caoimh (refer to Note 28 for more information).

24.	PROVISIONS

	December 31, 2020 US$’000	December 31, 2019 US$’000
Product warranty provision	50	50
Other provisions	366	-
	416	50

During 2020 and 2019 the Group experienced no significant product warranty claims. However, the Group believes that it is appropriate to retain a product warranty provision to cover any future claims. The provision at December 31, 2020 represents the estimated cost of product warranties, the exact amount which cannot be determined. US$50,000 represents management’s best estimate of these obligations at December 31, 2020.

The increase in provisions mainly reflects outstanding obligations relating to vacated leasehold properties and other potential obligations to third parties.

25.	EXCHANGEABLE NOTES AND OTHER BORROWINGS

The carrying value of exchangeable senior notes and other borrowings is as follows:

	December 31, 2020 US$’000	December 31, 2019 US$’000
Exchangeable senior notes	82,664	82,021
Other borrowings	31	-
Total value of embedded derivatives – liability	1,370	4

Total non-current liabilities	84,065	82,025

Exchangeable senior notes

The Group issued US$115,000,000 of exchangeable senior notes in 2015, which will mature on April 1, 2045, subject to earlier repurchase, redemption or exchange. The notes are senior unsecured obligations and accrue interest at an annual rate of 4%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2015.

The notes are convertible into ordinary shares of the parent entity at the applicable exchange rate, at any time prior to the close of business on the second business day immediately preceding the maturity date, at the option of the holder, or repayable on April 1, 2045. The conversion rate is 47.112 ADSs per $1,000 principal amount of notes, equivalent to an exchange price of approximately $21.88 per ADS. The exchange rate is subject to adjustment upon the occurrence of certain events, but will not be adjusted for any accrued and unpaid interest. The notes include a number of non-financial covenants, all of which were complied with at December 31, 2020.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

25.	EXCHANGEABLE NOTES AND OTHER BORROWINGS (CONTINUED)

The movement in the Exchangeable senior notes is as follows:

	December 31, 2020 US$’000	December 31, 2019 US$’000
Balance at 1 January	82,021	81,382
Accretion interest (Note 8)	643	639

	82,664	82,021

Embedded derivatives

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

The embedded derivatives are summarised as follows:

	December 31, 2020 US$’000	December 31, 2019 US$’000
Non-current assets
Exchangeable note bond call option	150	-

Non-current liabilities
Exchangeable note equity conversion option	1,370	4
Exchangeable note bond put option	-	-

	1,370	4

Total value of embedded derivatives – net liability	1,220	4

Financial expense in the consolidated statement of operations for the year includes US$1,216,000 (2019 financial income: US$233,000) arising from the revaluation of embedded derivatives at fair value at December 31, 2020.

This liability will accrete back to its nominal value of US$99,900,000 at the end of the full term of the debt maturity in 2045 using an effective interest rate methodology. Financial expense in the consolidated statement of operations for the year includes US$643,000 (2019: US$639,000) of accretion interest.

Other borrowings

Other borrowings relates to an interest-free loan received under the Canada Emergency Business Account (“CEBA”). The CEBA loans were provided by the Canadian Government to mitigate the financial impact of the Covid-19 outbreak. This interest-free loan is repayable by December 31, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

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

Lease liabilities

Lease liabilities are payable as follows:

	December 31, 2020 US$’000	December 31, 2019 US$’000
Current liabilities
Lease liabilities related to Right of Use assets	2,054	2,156
Sale and leaseback liabilities	99	248

	2,153	2,404

Non-Current liabilities
Lease liabilities related to Right of Use assets	16,407	17,474

Sale and leaseback liabilities	181	271
	16,588	17,745

	December 31, 2020 US$’000			December 31, 2020 US$’000
	Lease liabilities related to Right of Use assets			Sale and leaseback liabilities
	Minimum lease payments	Interest	Principal	Minimum lease payments	Interest	Principal
Less than one year	2,877	823	2,054	111	12	99
In more than one year, but not more than two	2,644	730	1,914	111	7	104
In more than two years but not more than five	6,621	1,765	4,856	79	2	77
more than five years	11,389	1,752	9,637	-	-	-

	23,531	5,070	18,461	301	21	280

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

26.	LEASE LIABILITIES (CONTINUED)

	December 31, 2019 US$’000			December 31, 2019 US$’000
	Lease liabilities related to Right of Use assets			Sale and leaseback liabilities
	Minimum lease payments	Interest	Principal	Minimum lease payments	Interest	Principal
Less than one year	3,017	861	2,156	267	19	248
In more than one year, but not more than two	2,787	775	2,012	107	12	95
In more than two years but not more than five	6,700	1,861	4,840	185	9	176
more than five years	12,748	2,126	10,622	-	-	-

	25,252	5,263	19,630	559	40	519

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

Lease payments not recognised as a liability

No short term lease expenses were incurred for the year ended December 31, 2020. In 2019 the Group elected not to recognise a lease liability for short term leases (leases with an expected term of 12 months or less) or for leases of low value assets. Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognised as lease liabilities and are expensed as incurred. The expense relating to payments not included in the measurement of the lease liability is as follows:

	December 31, 2020	December 31, 2019
	US$000	US$000
Short term leases	-	130
Leases of low value assets	-	-
Variable lease payments	-	-
	-	130

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

26.	LEASE LIABILITIES (CONTINUED)

Terms and debt repayment schedule

The terms and conditions of outstanding interest bearing loans and borrowings at December 31, 2020 are as follows:

Facility	Currency	Nominal interest rate	Year of maturity	Fair Value	Carrying Value
Sale and leaseback liabilities	Euro	4.53%	2023	106	106
Sale and leaseback liabilities	USD	5.51%	2023	174	174

Total interest-bearing loans and borrowings				280	280

The terms and conditions of outstanding interest bearing loans and borrowings at December 31, 2019 are as follows:

Facility	Currency	Nominal interest rate	Year of maturity	Fair Value	Carrying Value
Sale and leaseback liabilities	Euro	4.53%	2023	286	286
Sale and leaseback liabilities	USD	5.51%	2023	233	233

Total interest-bearing loans and borrowings				519	519

The total paid in respect of lease liabilities in the year ended December 31, 2020 was US$3,240,000 (2019: US$3,533,000).

27.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

The Group has capital commitments authorised and contracted for of US$156,000 as at December 31, 2020 (2019: US$323,000).

(b)	Leasing Commitments

The Group’s leasing commitments are shown in Note 26.

 (c)       Bank Security

At December 31, 2020, the Group’s sale and leaseback borrowings were at fixed rates of interest and consisted Euro and USD denominated borrowings, refer to Note 29. The banks providing the financing have a charge over the equipment for which the borrowing pertains.

(d)	Group Company Guarantees

Pursuant to the provisions of Section 357, Irish Companies Act, 2014, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, Trinity Research Limited, Benen Trading Limited and Trinity Biotech Financial Services Limited subsidiary undertakings in the Republic of Ireland, for the financial year to December 31, 2020 and, as a result, these subsidiary undertakings have been exempted from the filing provisions of Section 357, Irish Companies Act, 2014. Where the Company enters into these guarantees of the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the company will be required to make a payment under the guarantee. The Company does not enter into financial guarantees with third parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

27.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(e)        Contingent Asset

In the 2019 financial statements, a contingent asset of US$1,231,000 was disclosed in connection with the 2019 tax audit settlement payable by Darnick Company. This balance was settled in the year ended December 31, 2020 and has been credited to the Statement of Operations within Selling, General and Administrative Expenses. The underlying amount was denominated in Euro. Due to a depreciation in the US Dollar since 2019, the US Dollar equivalent amount increased from US$1,231,000 to US$1,316,000. The settlement amount received by the Company was US$177,000 more than the balance owed and this overpayment is recorded as a related party current liability for the benefit of Ronan O’Caoimh as at December 31, 2020. The amount was settled by the Group in January 2021. There are no contingent assets as of December 31, 2020.

(f)	Government Grant Contingencies

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at December 31, 2020. However, if the income were to become repayable, the maximum amounts repayable as at December 31, 2020 would amount to US$3,130,000 (2019: US$2,834,000).

The Company also received funds from the U.S. government as part of its Paycheck Protection Program in 2020. A total of US$4,520,000 was received under this program. As at December 31, 2020, US$1,615,000 of the loans had been forgiven, as referenced in Note 4. The four loans which remained unforgiven at year end, totaling US$2,905,000, are treated as short term liabilities at December 31, 2020. Three of these loans were 100% forgiven in early 2021 and we are in the process of seeking forgiveness for the final remaining PPP loan which amounts to US$244,000.  The maximum amounts repayable as at December 31, 2020 would amount to US$2,905,000 and this contingent liability has been recorded on the balance sheet at December 31, 2020.

(g)	Other Contingencies

The Company has other contingencies primarily relating to claims and legal proceedings, onerous contracts, product warranties and employee related provisions. The status of each significant claim and legal proceeding in which the Company is involved is reviewed by management on a periodic basis and the Group’s potential financial exposure is assessed. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, a liability is recognised for the estimated loss. Because of the uncertainties inherent in such matters, the related provisions are based on the best information available at the time; the issues taken into account by management and factored into the assessment of legal contingencies include, as applicable, the status of settlement negotiations, interpretations of contractual obligations, prior experience with similar contingencies/claims, and advice obtained from legal counsel and other third parties. The Group expects the majority of these provisions will be utilised within one to three years of the balance sheet date; however due to the nature of the legal provisions there is a level of uncertainty in the timing of settlement as the Group generally cannot determine the extent and duration of the legal process.

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

The Group has entered into an agreement for a 25-year lease with JRJ for offices that adjacent to its then premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$466,000) is payable from January 1, 2004. Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.

The Group has also entered into lease agreements with Ronan O’Caoimh for a 43,860 square foot manufacturing facility in Bray, Ireland and an adjacent warehouse of 16,000 square feet. The annual rent for the manufacturing facility is €787,000 (US$961,000) and the annual rent for the warehouse is €144,000 (US$176,000). These two leases expire in 2028 and 2026 respectively. At the time, independent valuers advised the Group that the rent in respect of each of the leases represents a fair market rent. Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

28.	RELATED PARTY TRANSACTIONS (CONTINUED)

Towards the end of 2020, the Group occupied some additional space adjoining the warehouse. This is a short term arrangement and no payments were made to Ronan O’Caoimh for the additional space during 2020. A sum of US$20,000 was accrued for rent payable to Mr O’Caoimh in relation to this additional space.

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe at the time that the arrangements entered into represent a fair and reasonable basis on which the Group can meet its ongoing requirements for premises. Dr Walsh has no ownership interest in the additional space adjoining the warehouse owned by Mr O’Caoimh and was therefore entitled to express an opinion on this arrangement.

Compensation of key management personnel of the Group

At December 31, 2020, 2019 and 2018 the key management personnel of the Group were made up of four key personnel: the four executive directors; Mr Ronan O’Caoimh and Dr Jim Walsh and Mr Kevin Tansley and our Chief Financial Officer Mr John Gillard. In November 2020, the Group announced that John Gillard was to replace Kevin Tansley as Chief Financial Officer.

Compensation for the year ended December 31, 2020 of these personnel is detailed below:

	December 31, 2020	December 31, 2019
	US$’000	US$’000
Short-term employee benefits	1,274	800
Performance related bonus	584	213
Post-employment benefits	41	42
Share-based compensation benefits	626	542

	2,525	1,597

The amounts disclosed in respect of directors’ emoluments in Note 11 includes non-executive directors’ fees of US$162,000 (2019: US$225,000) and share-based compensation benefits of US$51,000 (2019: US$82,000). Total directors’ remuneration is also included in “personnel expenses” (Note 3) and “loss before tax” (Note 11). In 2020, share-based compensation benefits included in Note 11 exclude capitalised amounts of US$Nil (2019: US$35,000). The performance bonuses for Mr. O’Caoimh and Mr. Tansley in respect of fiscal year 2020 have been accrued as at December 31, 2020.

Directors’ interests in the Company’s shares and share option plan

	‘A’ Ordinary Shares	Share options
At January 1, 2020	9,077,706	10,414,004
Shares of retired director	—	—
Options of retired director	—	—
Shares purchased during the year	—	—
Shares sold during the year	—	—
Granted	—	8,480,000
Expired / forfeited	—	(1,500,000)

At December 31, 2020	9,077,706	17,394,004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

28.	RELATED PARTY TRANSACTIONS (CONTINUED)

	‘A’ Ordinary Shares	Share options
At January 1, 2019	9,139,706	8,655,004
Shares of retired director	(30,000)	—
Options of retired director	—	(215,000)
Shares purchased during the year	—	—
Shares sold during the year	(32,000)	—
Granted	—	4,060,000
Expired / forfeited	—	(2,086,000)

At December 31, 2019	9,077,706	10,414,004

Rayville Limited, an Irish registered company, which is wholly owned by three executive directors and certain other former executives of the Group, owns all of the ‘B’ non-voting Ordinary Shares in Trinity Research Limited, one of the Group’s subsidiaries. The ‘B’ shares do not entitle the holders thereof to receive any assets of the company on a winding up. All of the ‘A’ voting ordinary shares in Trinity Research Limited are held by the Group. Trinity Research Limited may, from time to time, declare dividends to Rayville Limited and Rayville Limited may declare dividends to its shareholders out of those amounts.

Any such dividends paid by Trinity Research Limited are ordinarily treated as a compensation expense by the Group in the consolidated financial statements prepared in accordance with IFRS, notwithstanding their legal form of dividends to minority interests, as this best represents the substance of the transactions.

The last dividend paid by Trinity Research Limited to Rayville Limited was in June 2009 for US$2,830,000.  At the time this amount was immediately lent back by Rayville Limited to Trinity Research Limited.  Since then US$1,788,000 of these loans have been repaid and recognised as a compensation expense by the Group. As of December 31, 2019 and December 31, 2020, the remaining amount of the loan was US$1,042,000. As this remaining amount of the original dividend is matched by a loan from Rayville Limited to Trinity Research Limited which is repayable solely at the discretion of the Remuneration Committee of the Board and is unsecured and interest free, the Group netted the dividend paid to Rayville Limited against the corresponding loan from Rayville Limited in the 2019 and 2020 consolidated financial statements. During 2019, Trinity Research Limited repaid loans to Rayville Limited of US$159,000 in order to meet its obligations under a tax settlement arising from a tax audit.

As described in Note 6, in the year ended December 31, 2019 a tax audit settlement was reached which included the payment of US$3,863,000 in relation to payments made by Trinity Research Limited to Rayville Limited and US$1,231,000 in relation to payments for CEO services made to Darnick Company.  Darnick Company agreed to contribute US$1,231,000 to the above settlement and this amount was outstanding at December 31, 2019 and was treated as a contingent asset and not recognised in the consolidated statement of financial position at December 31, 2019 (refer to Note 27).

This balance was settled in the year ended December 31, 2020 and has been credited to the Statement of Operations within Selling, General and Administrative Expenses. The underlying amount was denominated in Euro. Due to a depreciation in the US Dollar since 2019, the US Dollar equivalent amount increased from US$1,231,000 to US$1,316,000. The settlement amount received by the Company was US$177,000 more than the balance owed and this overpayment is recorded as a related party current liability for the benefit of Ronan O’Caoimh as at December 31, 2020. The amount was settled by the Group in January 2021.

29.	CAPITAL AND FINANCIAL RISK MANAGEMENT

Capital Management

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors earnings per share as a measure of performance, which the Group defines as profit after tax divided by the weighted average number of shares in issue.

At December 31, 2020 the Group has no bank debt (excluding government-backed COVID-19 loans), it maintains a relationship with a number of lending banks and Trinity Biotech is listed on the NASDAQ, which allows the Group to potentially raise funds through equity financing. In 2015, the Group raised US$115,000,000 through the issuance of 30 year exchangeable senior notes. In 2018 the Group repurchased $15,100,000 of the exchangeable senior notes. The remaining exchangeable senior notes which will mature on April 1, 2045, subject to earlier repurchase, redemption or exchange, the earliest which is April 1, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

29.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair Values

The table below sets out the Group’s classification of each class of financial assets/liabilities, their fair values and under which valuation method they are valued:

		Level 1	Level 2	Total carrying amount	Fair Value
	Note	US$’000	US$’000	US$’000	US$’000
December 31, 2020
Loans and receivables at amortised cost
Trade receivables	18	20,025	—	20,025	20,025
Cash and cash equivalents	19	27,327	—	27,327	27,327
Finance lease receivable	16, 18	506	—	506	506

		47,858	—	47,858	47,858

Liabilities at amortised cost
Exchangeable note	25	—	(82,664)	(82,664)	(82,664)
Lease liabilities	26	(18,741)	—	(18,741)	(18,741)
Trade and other payables (excluding deferred income)	23	(19,890)	—	(19,890)	(19,890)
Provisions	24	(416)	—	(416)	(416)

		(39,047)	(82,664)	(121,711)	(121,711)

Fair value through profit and loss (FVPL)
Exchangeable note bond call option	25	—	150	150	150
Exchangeable note equity conversion option	25	—	(1,370)	(1,370)	(1,370)

		—	(1,220)	(1,220)	(1,220)

		8,811	(83,884)	(75,073)	(75,073)
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

29.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Level 3: valuation techniques for which the lowest level of inputs that have a significant effect on the recorded fair value are not based on observable market data.

		Level 1	Level 2	Total carrying amount	Fair Value
	Note	US$’000	US$’000	US$’000	US$’000
December 31, 2019
Loans and receivables at amortised cost
Trade receivables	18	17,754	—	17,754	17,754
Cash and cash equivalents	19	15,231	—	15,231	15,231

Investments (deposits)	20	1,169	—	1,169	1,169
Finance lease receivable	16,18	684	—	684	684

		34,838	—	34,838	34,838

Liabilities at amortised cost
Exchangeable note	25	—	(82,021)	(82,021)	(82,021)
Lease liabilities	26	(20,149)	—	(20,149)	(20,149)
Trade and other payables (excluding deferred income)	23	(16,655)	—	(16,655)	(16,655)
Provisions	24	(50)	—	(50)	(50)

		(36,854)	(82,021)	(118,875)	(118,875)

Fair value through profit and loss (FVPL)
Exchangeable note equity conversion option	25	—	(4)	(4)	(4)

		—	(4)	(4)	(4)

		(2,016)	(82,025)	(84,041)	(84,041)

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

Financial Risk Management

The Group uses a range of financial instruments (including cash, finance leases, receivables, payables and derivatives) to fund its operations. These instruments are used to manage the liquidity of the Group. Working capital management is a key additional element in the effective management of overall liquidity. The Group does not trade in financial instruments or derivatives. The main risks arising from the utilization of these financial instruments are interest rate risk, liquidity risk and credit risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

29.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

 Interest rate risk

Effective and repricing analysis

The following table sets out all interest-earning financial assets and interest bearing financial liabilities held by the Group at December 31, indicating their effective interest rates and the period in which they re-price:

As at December 31, 2020	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 –12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	19	0.1%	27,327	27,327	—	—	—	—
Lease receivable	16,18	4.0%	506	120	95	142	149	—
Licence payments	23	8.1%	(194)	(194)	—	—	—	—
Exchangeable note	25	4.8%	(82,664)	—	—	—	—	(82,664)
Other borrowings	25	0%	(31)	—	—	(31)	—	—
Lease payable on Right of Use assets	26	5.0%	(18,461)	(1,022)	(1,032)	(1,914)	(4,856)	(9,637)
Lease payable on sale & leaseback transactions	26	5.0%	(280)	(49)	(50)	(104)	(77)	—

Total			(73,797)	26,182	(987)	(1,907)	(4,784)	(92,301)

As at December 31, 2019	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 –12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	19	1.1%	15,231	15,231	—	—	—	—
Short-term investments	20	1.3%	1,169	—	1,169	—	—	—
Lease receivable	16,18	4.0%	684	157	124	202	201	—
Licence payments	23	8.1%	(1,307)	(1,307)	—	—	—	—
Exchangeable note	25	4.8%	(82,021)	—	—	—	—	(82,021)
Lease payable on Right of Use assets	26	5.0%	(19,630)	(1,136)	(1,020)	(2,012)	(4,840)	(10,622)
Lease payable on sale & leaseback transactions	26	5.0%	(519)	(122)	(125)	(95)	(177)	—

Total			(86,393)	12,823	148	(1,905)	(4,816)	(92,643)

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$31,000 (2019: US$101,000) and would not affect the interest expense (2019: nil) resulting in an increase in net interest income of US$31,000 (2019: increase in net interest income of US$101,000).

Interest rate profile of financial assets / liabilities

The interest rate profile of financial assets/liabilities of the Group was as follows:

	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Fixed rate instruments
Fixed rate financial liabilities (licence fees)	(194)	(1,307)
Fixed rate financial liabilities (exchangeable note)	(82,664)	(82,021)
Fixed rate financial liabilities (borrowings)	(31)	—
Fixed rate financial liabilities (lease payables)	(18,741)	(20,149)
Financial assets (short-term deposits and short-term investments)	3,118	10,125
Financial assets (lease receivables)	506	684

	(98,006)	(92,668)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

29.       CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Financial assets comprise cash and cash equivalents and short-term investments as at December 31, 2020 and December 31, 2019 (see Note 19 and 20).

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial liabilities at fair value through profit and loss. Therefore, a change in interest rates at December 31, 2020 would not affect profit or loss.

There was no significant difference between the fair value and carrying value of the Group’s trade receivables and trade and other payables at December 31, 2020 and December 31, 2019 as all fell due within 6 months.

Liquidity risk

The Group’s operations were cash generating in the year to December 31, 2020. Short-term flexibility is achieved through the management of the Group’s short-term deposits.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As at December 31, 2020 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade & other payables	24,335	24,335	24,335	—	—	—	—
Lease payable on Right of Use assets	18,461	18,461	1,022	1,032	1,914	4,856	9,637
Lease payable on sale & leaseback transactions	280	280	49	50	104	77	—
Other borrowings	31	31	—	—	31	—	—
Exchangeable notes ¹	82,664	99,900	—	—	—	—	99,900
Exchangeable note interest	999	97,902	1,998	1,998	3,996	11,988	77,922

	126,770	240,909	27,404	3,080	6,045	16,921	187,459

¹ The maturity of the Exchangeable Notes is based on the contractual maturity date of April 1, 2045 and does not take into account the potential exercise of put and call options in the next five years.

As at December 31, 2019 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade & other payables	16,947	16,947	16,947	—	—	—	—
Lease payable on Right of Use assets	19,630	19,630	1,136	1,020	2,012	4,840	10,622
Lease payable on sale & leaseback transactions	519	519	122	125	95	177	—
Exchangeable notes¹	82,021	99,900	—	—	—	—	99,900
Exchangeable note interest	999	101,898	1,998	1,998	3,996	11,988	81,918

	120,116	238,894	20,203	3,143	6,103	17,005	192,440

¹ The maturity of the Exchangeable Notes is based on the contractual maturity date of April 1, 2045 and does not take into account the potential exercise of put and call options in the next five years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

29.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Foreign exchange risk

The majority of the Group’s activities are conducted in US Dollars. Foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, where considered necessary, the Group pursues a treasury policy which periodically aims to sell US Dollars forward to match a portion of its uncovered Euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro forecasted transactions. Forward contracts normally have maturities of less than one year after the balance sheet date. There were no forward contracts in place as at December 31, 2020.

Foreign currency short term financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are those reported to key management translated into US Dollars at the closing rate:

	EUR	GBP	SEK	CAD	BRL	Other
As at December 31, 2020	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	1,229	152	9	2,859	776	—
Trade and other receivable	1,105	63	—	3,191	1,357	—
Trade and other payables	(2,821)	(57)	(1)	(449)	(529)	—

Total exposure	(487)	158	8	5,601	1,604	—

As at December 31, 2019	EUR	GBP	SEK	CAD	BRL	Other
	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	394	138	10	3,265	238	—
Trade and other receivable	1,247	71	—	337	1,871	—
Trade and other payables	(2,350)	(27)	(142)	(47)	(796)	—

Total exposure	(709)	182	(132)	3,555	1,313	—

The Group states its forward exchange contracts at fair value in the balance sheet. The Group classifies its forward exchange contracts as hedging forecasted transactions and thus accounts for them as cash flow hedges. There were no forward exchange contracts in place at December 31, 2020 or December 31, 2019.

Sensitivity analysis

A 10% strengthening of the US Dollar against the Euro at December 31, 2020 would have increased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Profit or loss US$’000
December 31, 2020
Euro	541

December 31, 2019
Euro	2,282

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

29.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

A 10% weakening of the US Dollar against the Euro at December 31, 2020 would have decreased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Profit or Loss US$000
December 31, 2020
Euro	(661)

December 31, 2019
Euro	(2,790)

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk is as follows:

	Carrying Value December 31, 2020 US$’000	Carrying Value December 31, 2019 US$’000
Third party trade receivables (Note 18)	20,025	17,754
Finance lease income receivable (Note 18)	506	684
Cash and cash equivalents (Note 19)	27,327	15,231
Short-term investments (Note 20)	-	1,169

	47,858	34,838

The maximum exposure to credit risk for trade receivables and finance lease income receivable by geographic location is as follows:

	Carrying Value December 31, 2020 US$’000	Carrying Value December 31, 2019 US$’000
United States	10,730	8,647
Euro-zone countries	1,360	786
United Kingdom	98	121
Other European countries	13	7
Other regions	8,330	8,877

	20,531	18,438

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

29.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

The maximum exposure to credit risk for trade receivables and finance lease income receivable by type of customer is as follows:

	Carrying Value December 31, 2020 US$’000	Carrying Value December 31, 2019 US$’000
End-user customers	11,812	9,453
Distributors	8,186	7,199
Non-governmental organisations	533	1,786

	20,531	18,438

Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

Impairment Losses

The ageing of trade receivables at December 31, 2020 is as follows:

	Gross	Impairment	Expected Credit Loss Rate	Gross	Impairment	Expected Credit Loss Rate
	2020	2020	2020	2019	2019	2019
	US$’000	US$’000%		US$’000	US$’000%
Not past due	16,754	112	0.7%	10,924	8	0.1%
Past due 0-30 days	1,829	222	12.1%	3,743	6	0.2%
Past due 31-120 days	1,755	60	3.4%	2,115	27	1.3%
Greater than 120 days	3,609	3,528	97.8%	6,415	5,402	84.2%

	23,947	3,922	—	23,197	5,443	—

 The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2020	2019	2018
	US$’000	US$’000	US$’000
Balance at January 1	5,443	4,202	3,590
Charged to costs and expenses	166	1,276	682
Amounts written off during the year	(1,687)	(35)	(70)

Balance at December 31	3,922	5,443	4,202

The allowance for impairment in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the account owing is possible. At this point the amount is considered irrecoverable and is written off against the financial asset directly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

30.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The changes in the Group’s liabilities arising from financing activities can be classified as follows:

	Note	Borrowings & derivative financial instruments US$’000	Lease liabilities US$’000

Balance at 1 January 2020	25,26	82,025	20,149
Cash-flows:
Interest paid		(3,996)	—
Proceeds from government Covid-19 loan (Note 25)		31	—
Repayment		—	(3,240)

Non-cash:
Interest charged		3,996	—
Additions (related to Right of Use assets)		—	224
Disposals¹		—	(216)
Exchange adjustment		—	928
Accretion interest	8	643	896
Fair value		1,366	—

Balance at 31 December 2020	25,26	84,065	18,741

¹ Disposal of Lease liabilities relates to the early termination of a lease for a right-of-use building asset in  Carlsbad, California. This facility was closed in June 2020.

	Note	Borrowings & derivative financial instruments US$’000	Lease liabilities US$’000

Balance at 1 January 2019	25,26	81,620	962
Cash-flows:
Interest paid		(3,996)	—
Repayment		—	(3,533)

Non-cash:
Interest charged		3,996	—
Adoption of IFRS 16 (Note 13)		—	21,185
Additions (related to Right of Use assets)		—	679
Exchange adjustment		—	(91)
Accretion interest	8	639	947
Fair value		(234)	—

Balance at 31 December 2019	25,26	82,025	20,149

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

31.	POST BALANCE SHEET EVENTS

Forgiveness of Paycheck Protection loans

In 2020, six of the Group’s subsidiaries located in USA applied for and received loans under the U.S. government’s  Paycheck Protection Program (“PPP”). The loans were intended to offer support for businesses during the Covid-19 pandemic and were forgivable subject to meeting certain criteria. Two out of the six PPP loans were forgiven during 2020. The four loans which remained unforgiven at year end, totaling US$2,905,000, are treated as short term liabilities at December 31, 2020. Three of these loans were 100% forgiven in early 2021, amounting to a total of US$2,661,000. We are in the process of seeking forgiveness for the final remaining PPP loan which amounts to US$244,000.

Director Indemnifications

In 2021, the Company and certain of its subsidiaries entered into indemnification agreements with each of the Directors in respect of their involvement with the Company. Such arrangements are adjudged to be necessary to attract and retain highly qualified individuals.

Submission of TrinScreen test to World Health Organisation

In March 2021, the Group submitted its new HIV screening product, TrinScreen HIV, to the World Health Organisation for approval. This product is a strategic priority for the Group. It is expected that the addition of a HIV screening test to our product range will drive future growth in Point-of-Care revenues.

Covid-19 pandemic

The COVID-19 pandemic has not yet abated and the situation in 2021 remains fluid. The speed and nature of economic recovery is uncertain and depends on several factors including the rollout of vaccines, the continuation of lockdown restrictions and the existence of new variants of the disease.  Management continues to monitor the pandemic situation closely and seeks to minimise the negative impacts on the business, while at the same time, optimising the opportunities that a pandemic affords to a medical diagnostic company. The continued uncertainty created by the pandemic increases the uncertainty in deciding on estimates and judgements underpinning the financial statements. For more information on the impact of the Covid-19 pandemic, refer to the Management Discussion and Analysis section in Item 5.

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

Critical accounting judgements in applying the Group’s accounting policies

Certain critical accounting judgements in applying the Group’s accounting policies are described below:

Revenue Recognition

No revenue is recognised if there is uncertainty regarding recovery of the consideration due at the outset of the transaction. We make a judgement as to the collectability of invoiced sales based on an assessment of the individual debtor taking into account past payment history, the probability of default or delinquency in payments and the probability that debtor will enter into financial difficulties or bankruptcy.

Some customer contracts could be regarded as offering the customer a right of return. Due to the uncertainty of the magnitude and likelihood of product returns, there is a level of estimation involved in assessing the amount of revenue to be recognized for these type of contracts. In accordance with IFRS 15, when estimating the effect of an uncertainty on an amount of variable consideration to which the Group will be entitled, all information that is reasonably available, including historical, current and forecast, is considered.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

32.       ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

At December 31, 2020 US$4,445,000 (2019: US$292,000) of revenue was deferred in accordance with IFRS15. For further information, refer to Note 23.

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

At December 31, 2020 the carrying value of capitalised development costs was US$13,444,000 (2019: US$22,778,000) (see Item 18, Note 14 to the consolidated financial statements). The decrease in 2020 was mainly as a result of an impairment loss charge of US$15,287,000. This charge was partially offset by additions of US$6,896,000 and amortisation of US$959,000.

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

The impairment test performed as at December 31, 2020 identified an impairment loss in three CGUs, namely Primus Corp., Biopool US Inc, and Trinity Biotech Do Brasil. For further information, refer to Note 14.

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write-off any inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. At December 31, 2020 our allowance for slow moving and obsolete inventory was US$9,781,000 which represents approximately 24.45% of gross inventory value. This compares with US$6,716,000, or approximately 17.33% of gross inventory value, at December 31, 2019 and US$6,299,000, or approximately 17.18% of gross inventory value, at December 31, 2018. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$800,000 at December 31, 2020 (2019: US$774,000) (2018: US$733,000) would result. For further information, refer to Note 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

32.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Allowance for impairment of receivables

Revenue is recognised to the extent that it is probable that economic benefit will flow to the Group and the revenue can be measured. No revenue is recognised if there is uncertainty regarding recovery of the consideration due at the outset of the transaction or the possible return of goods. We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected. At December 31, 2020, the allowance was US$3,922,000 which represents approximately 3.8% of Group revenues. This compares with US$5,443,000 at December 31, 2019 which represented approximately 6.0% of Group revenues and to US$4,202,000 at December 31, 2018 which represented approximately 4.3% of Group revenues. In the event that the estimate of impairment was to increase or decrease by 0.5% of Group revenues, which would represent a reasonably likely range of outcomes, then a change in the allowance of US$510,000 at December 31, 2020 (2019: US$452,000) (2018: US$485,000) would result. For further information, refer to Note 29.

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

Note 15 to the consolidated financial statements outlines the basis for the deferred tax assets and liabilities and includes details of the unrecognised deferred tax assets at year end. The Group derecognised deferred tax assets arising on unused tax losses except to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilized before they expire. The derecognition of these deferred tax assets was considered appropriate due to the uncertainty over the timing of the utilization of the tax losses. Except for the derecognition of deferred tax assets there were no material changes in estimates used to calculate the income tax expense provision during 2020, 2019 or 2018.

IFRS 16

IFRS 16, Leases, requires entities to make certain judgements and estimations. Critical judgements were required by the Company in the following areas:

•	Determining whether or not a contract contains a lease. Company assessed if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

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

Going Concern

The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments including the Covid-19 pandemic.  The directors believe that the Group will be able to continue its operations for at least the next 12 months from the date of this report and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.  In making this assessment, the directors have considered the potential repayment in April 2022 of part or all of the US$99.9m exchangeable notes under the terms of the indenture for such exchangeable notes.

The directors have considered the various financing options expected to be available to the Group to assist it in meeting any repayment obligations under the exchangeable notes over the next 12 months, to the extent such obligations cannot be met from cash on hand, including refinancing the debt, repaying the debt with the proceeds from equity or debt offerings and the sale of assets.  As with all such potential transactions, there are risks to successfully implement such transactions and the directors have considered these risks when considering the financing options and the appropriateness of adopting a going concern basis of accounting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

33.	GROUP UNDERTAKINGS

The consolidated financial statements include the financial statements of Trinity Biotech plc and the following principal subsidiary undertakings:

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding

Trinity Biotech Manufacturing Limited IDA Business Park, Bray Co. Wicklow, Ireland	Manufacture and sale of diagnostic test kits	Ireland	100%

Trinity Research Limited IDA Business Park, Bray Co. Wicklow, Ireland	Research and development	Ireland	100%*

Benen Trading Limited IDA Business Park, Bray Co. Wicklow, Ireland	Trading	Ireland	100%

Trinity Biotech Manufacturing Services Limited IDA Business Park, Bray Co. Wicklow, Ireland	Dormant	Ireland	100%

Trinity Biotech Luxembourg Sarl 1, rue Bender, L-1229 Luxembourg	Investment and provision of financial services	Luxembourg	100%

Trinity Biotech Inc Girts Road, Jamestown, NY 14702, USA	Holding Company	U.S.A.	100%

Clark Laboratories Inc Trading as Trinity Biotech (USA) Girts Road, Jamestown NY14702, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Mardx Diagnostics Inc 5919 Farnsworth Court Carlsbad CA 92008, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Fitzgerald Industries International, Inc 2711 Centerville Road, Suite 400 Wilmington, New Castle Delaware, 19808, USA	Management services company	U.S.A.	100%

Biopool US Inc (trading as Trinity Biotech Distribution) Girts Road, Jamestown NY14702, USA	Sale of diagnostic test kits	U.S.A.	100%

Primus Corporation 4231 E 75th Terrace Kansas City, MO 64132, USA	Manufacture and sale of diagnostic test kits and instrumentation	U.S.A.	100%

*refers to voting shares

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

33.	GROUP UNDERTAKINGS (CONTINUED)

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Phoenix Bio-tech Corp. 1166 South Service Road West Oakville, ON L6L 5T7 Canada.	Dormant	Canada	100%

Fiomi Diagnostics Holding AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Holding Company	Sweden	100%

Fiomi Diagnostics AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Discontinued operation	Sweden	100%

Trinity Biotech Do Brasil Comercio e Importacao Ltda Rua Silva Bueno 1.660 – Cj. 101/102 Ipiranga Sao Paulo Brazil	Sale of diagnostic test kits	Brazil	100%

Trinity Biotech (UK) Ltd Mills and Reeve LLP Botanic House 100 Hills Road Cambridge, CB2 1PH United Kingdom	Sales & marketing activties	UK	100%

Immco Diagnostics Inc 60 Pineview Drive Buffalo NY 14228, USA	Manufacture and sale of autoimmune products and laboratory services	U.S.A.	100%

Nova Century Scientific Inc 5022 South Service Road Burlington Ontario Canada	Manufacture and sale of autoimmune products and infectious diseases	Canada	100%

Trinity Biotech Investment Ltd PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands	Investment and provision of financial services	Cayman Islands	100%

34.	AUTHORISATION FOR ISSUE

These Group consolidated financial statements were authorised for issue by the Board of Directors on April 30, 2021.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

TRINITY BIOTECH PLC

By:	/s/ RONAN O’CAOIMH
Mr Ronan O’Caoimh
Director / Chief Executive Officer
Date: April 30, 2021

By:	/s/ JOHN GILLARD
Mr John Gillard
Company secretary / Chief Financial Officer
Date: April 30, 2021

Item 19.	Exhibits

Exhibit No.	Description of Exhibit

1.1	Memorandum and Articles of Association of Trinity Biotech plc (included as Exhibit 1 to our Annual Report on Form 20-F (File No. 000-22320), filed with the SEC on March 31, 2006).

2.0
Form of Deposit Agreement dated as of October 21, 1992, as amended and restated, among Trinity Biotech plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder (included as Exhibit 1 to our Form F-6 (File No. 333-111946), filed with the SEC on January 15, 2004.)

2.1	Description of Rights of Securities Registered under Section 12 of the Securities and Exchange Act of 1934

4.1
Trinity Biotech plc Employee Share Option Plan 2017 and Trinity Biotech Share Option Plan 2020 (included as Exhibit 4.3 and 4.4 to our Registration Statement on Form S-8 (File No. 333-253070), filed with the SEC on February 12, 2021).

4.2	Trinity Biotech plc Employee Share Option Plan 2013 (included as Exhibit 4.1 to our Registration Statement on Form S-8 (File No. 333-195232), filed with the SEC on April 11, 2014).

4.3	Trinity Biotech plc Employee Share Option Plan 2011 (included as Exhibit 4 to our Registration Statement on Form S-8 (File No. 333-182279), filed with the SEC on June 22, 2012).

4.4
Lease agreement dated as of October 18, 2004 between Ronan O’Caoimh and Jim Walsh with Trinity Biotech Manufacturing Limited in respect of office premises in Bray, Co Wicklow, Ireland (included as Exhibit 4b.1 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 31, 2006).

4.5
Lease agreement dated as of November 26, 2004 between Ronan O’Caoimh, Jonathon O’Connell and Jim Walsh with Trinity Biotech plc in respect of warehouse premises in Bray, Co Wicklow, Ireland (included as Exhibit 4b.2 to our to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on 31 March 2006).

4.6
Lease agreement dated as of December 20, 2007 between Ronan O’Caoimh and Jim Walsh with Trinity Biotech Manufacturing Limited in respect of warehouse premises in Bray, Co Wicklow, Ireland (included as Exhibit 4.13 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.7
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

4.11	CDC Non-Exclusive Patent Licence Agreement dated as of May 22, 2012 (included as Exhibit 4.19 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.12
The University of Texas System Materials Licence Agreement dated as of April 18, 2005 (included as Exhibit 4.20 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.13
Inverness Medical Innovations, Inc. Patent Licence Agreement renewal dated as of August 3, 2006 (included as Exhibit 4.21 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

4.14
National Institute of Health Non-Exclusive Patent Licence Agreement dated as of December 17, 1999 (included as Exhibit 4.22 to our Annual Report on Form 20-F (File No. 000- 22320), filed with the SEC on March 25, 2015).

8.1	List of significant subsidiaries of Trinity Biotech plc (included as Item 18, note 32 to the consolidated financial statements in this Annual Report).

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.LAB	Inline XBRL Taxonomy Label Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).