Form 20-F
period 2021-12-31
TRINITY BIOTECH PLC
filed 2022-05-02
CIK 888721

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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
(as of December 31, 2021)

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

Large accelerated filer ☐                            Accelerated filer ☐                            Non-accelerated filer ☒                           Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statements on Form S-8 File Nos. 333-182279,333-195232 and 333-253070 and our Registration Statement on Form F-3 File No.333-239701.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

As used herein, references to “we”, “us”, “Trinity Biotech” or the “Group” in this Form 20-F shall mean Trinity Biotech plc and its world-wide subsidiaries, collectively. References to the “Company” in this annual report shall mean Trinity Biotech plc.

Our consolidated financial statements appearing in this Annual Report are prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The IFRS standards applied are those effective for accounting periods beginning January 1, 2021. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. We present our consolidated financial statements in U.S. Dollars and except as otherwise stated herein, all monetary amounts in this annual report have been presented in US Dollars. All references in this annual report to “Dollars” and “$” are to US Dollars, and all references to “Euro” or “€” are to European Union Euro. For presentation purposes all financial information, including comparative figures from prior periods, have been stated in round thousands.

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

Statements made in this Annual Report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this Annual Report, you should read the document itself for a complete description of its terms, and the summary included herein is qualified by reference to the full text of the document which is incorporated by reference into this Annual Report.

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

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

Summary of Risk Factors

Investing in our shares involves a high degree of risk and uncertainty. You should carefully consider all of the information set forth in this Form 20-F, including the following summary of risk factors, when investing in our securities. These risks and uncertainties reflect the international scope of our company’s operations and the highly regulated industry in which it operates. The risks and uncertainties presented below, which are discussed in more detail in the Risk Factors are reviewed on an annual basis and represent the principal risks and uncertainties faced by us at the time of compilation of this annual report on Form 20-F. During the course of 2022, new risks and uncertainties may materialise attributable to changes in markets, regulatory environments and other factors and existing risks and uncertainties may become less relevant, including the following:

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

•
Borrowings - we have incurred substantial debt, which could impair our flexibility and access to capital and adversely affect our financial position. To the extent we are unable to repay our debt as it becomes due with cash on hand or from other sources, we will need to refinance our debt, sell assets or repay the debt with the proceeds from equity offerings in order to continue in business. Our ability to obtain additional funding may determine our ability to continue as a going concern.  Failure to comply with the terms of the credit agreement for our term loan could result in a default under its terms and, if uncured, could result in action against our pledged assets.

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

•	Corporate strategy - failure to achieve our financial and strategic objectives could have a material adverse impact on our business prospects.

•	Global economic conditions – changes in global economic conditions may have a material adverse impact on our results.

•	Pandemic impact - the Covid-19 outbreak could significantly disrupt our operations and adversely affect our results of operations.

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

Risks Related to Ownership of our American Depository Shares (ADSs)

•
Information - as a foreign private issuer we are exempt from a number of reporting requirements under the Exchange Act and are permitted to file less information with the SEC than a domestic U.S. reporting company.

•	Passive foreign investment company - we may be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

•	Volatility - the market price of our ADSs has been, and may continue to be, highly volatile. Future sales of our ADSs could reduce the market price of the ADSs.

•	Capital - we expect we will need additional capital in the future.

•	Dilution - the conversion of our outstanding employee share options, any new employee share options and existing warrants would dilute the ownership interest of existing shareholders.

•	Governed by Irish law - it could be difficult for U.S. holders of ADSs to enforce any securities laws claims against Trinity Biotech, its officers or directors in Irish Courts.

•	Dividends - we have no plans to pay dividends on our ADSs, and you may not receive funds without selling the ADSs.

•	Voting rights of holders of ADSs – the terms of the deposit agreement limit the voting rights of holders of ADSs.

•	NASDAQ listing standards - our securities could be delisted from Nasdaq if we do not comply with Nasdaq’s listing standards.

Risks Related to our Business & Industry

Our ability to sell products could be adversely affected by competition from new and existing diagnostic products.

We have invested in research and development but there can be no guarantees that our R&D programmes will not be rendered technologically obsolete or financially non-viable by the technological advances of our competitors, which would also adversely affect our existing product lines and inventory. Our main competitors (and their principal products with which we compete) include: Premier (1st response™), Chembio (Stat-Pak™), Abbott (Determine™, SD BioLine™, Abon™, Acon™), SD Biosensor, Wondf, Bejing Wanta, Abbott Architec, Roche TinaQuant 3™, Bio_Rad (Variant 2 Turbo™, D 100™) Tosoh ( G8™ & G11™) Arkray 8180™, Allere Affinion™, Siemens DCA ™, Sebia Capyllaris 2&3™, Bio-Rad Variant 2™,Sebia Capyllaris 2, Euroimmun™, Bio-Rad™, Aesku™, Inova™, Copan™, Becton Dickenson™.

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

Our tests compete with products made by our competitors. Multiple competitors are making investments in competing technologies and products, and a number of our competitors have significantly greater financial, technical, research and other resources. Some competitors offer broader product lines and may have greater market presence or name recognition than we have. If we receive FDA or other regulatory clearance, and in order to achieve market acceptance, we and/or our distributors will likely be required to undertake substantial marketing efforts and spend significant funds to inform potential customers and the public of the existence and perceived benefits of our products. Our marketing efforts for these products may not be successful. As such, there can be no assurance that these products will obtain significant market acceptance and fill the market needs that are perceived to exist on a timely basis, or at all.

We have incurred substantial debt, which could impair our flexibility and access to capital and adversely affect our financial position.

As of December 31, 2021, we had total indebtedness with a carrying value of approximately US$99.2 million, which included US$83.3 million of outstanding indebtedness under our 4% exchangeable notes due in 2045. The exchangeable notes have a nominal amount of US$99.9 million and include a number of put and call options. The earliest date on which holders can require Trinity Biotech to repurchase their notes at par is April 1, 2022. In January 2022, the Company retired exchangeable notes with a nominal value of US$99.7 million mainly using funds from a term loan from Perceptive Advisors of US$81.25 million which is repayable in 2026. The credit agreement with Perceptive Advisors (the “Credit Agreement”) was signed in December 2021.

We may face further liquidity challenges if we are unable to meet obligations set forth in the Credit Agreement, including a financial covenant requiring that we achieve specified minimum total revenue amounts measured as of the end of each quarter. A breach of the minimum total revenue covenant or any other covenant in the Credit Agreement would result in a default under the Credit Agreement, which could enable the lender to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. We cannot assure you that, in such an event, we would have sufficient assets to pay amounts due under the Credit Agreement.

As a result, we may need to raise capital in one or more debt or equity offerings to fund our operations and obligations. There can be no assurance, however, that we will be successful in raising the necessary capital or that any such offering will be available to us on terms acceptable to us, or at all. If we are unable to raise additional capital that may be needed on terms in sufficient amounts or on terms acceptable to us, it could have a material adverse effect on our company. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue our deliveries under our outstanding customer purchase orders or the development or commercialization of one or more of our products or one or more of our other research and development initiatives, sell assets and/or cease trading

Our debt may:

•	require us to use a substantial portion of our cash flow from operations to make debt service payments;

•	limit our ability to use our cash flow or obtain additional financing for working capital, capital expenditures, acquisitions or other general business purposes;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	result in dilution to our existing shareholders in the event we issue equity to fund our debt obligations;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions.

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

The failure to comply with the terms of the Credit Agreement could result in a default under its terms and, if uncured, could result in action against our pledged assets and dilution of our stockholders.

On December 15, 2021, the Company and certain of our subsidiaries, entered into the Credit Agreement, under which we obtained a US$81,250,000 senior secured term loan credit facility. The facility was conditioned on obtaining shareholder approval. Following shareholder approval in January 2022, the loan was drawn in full on January 27, 2022. The Credit Agreement is secured by substantially all of our property and assets, including our equity interests in our subsidiaries. See Item 18, Note 30 for further details.

The Credit Agreement also contains financial covenants requiring that we (a) maintain aggregate unrestricted cash of not less than US$5,000,000 at all times, which must be held in one or more accounts subject to the security interests of the lenders under the Credit Agreement, and (b) achieve specified minimum total revenue requirements for the twelve months preceding each quarter end. In addition, the Credit Agreement contains covenants that restrict our ability to finance future operations or capital needs or to engage in other business activities. The Credit Agreement restricts the ability of our company and the restricted subsidiaries to, among other things:

•	incur, assume or guarantee additional indebtedness; or
•	repurchase capital stock;
•	make other restricted payments, including paying dividends and making investments;
•	create liens;
•	sell or otherwise dispose of assets, including capital stock of subsidiaries;
•	enter into agreements that restrict dividends from subsidiaries;
•	acquire another company or business or enter into mergers or consolidations;
•	enter into certain inbound and outbound licenses of intellectual property, subject to certain exceptions; and
•	enter into transactions with affiliates.

A breach of the minimum total revenue covenant or any other covenant in the Credit Agreement would result in a default under the Credit Agreement. Upon an event of default under the Credit Agreement, the lender could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. In such an event, there can be no assurance that we would have sufficient liquidity to fund payment of the amounts that would be due under the Credit Agreement or that, if such liquidity were not available, we would be successful in raising additional capital on acceptable terms, or at all, or in completing any other endeavor to continue to be financially viable and continue as a going concern. If we were unable to pay such amounts due under the Credit Agreement, the lenders could proceed against the collateral securing the loan. Our inability to raise additional capital on acceptable terms in the near future, whether for purposes of funding payments required under the Credit Agreement or providing additional liquidity needed for our operations, could have a material adverse effect on our business, prospects, results of operations, liquidity and financial condition.

Our business could be adversely affected by changing conditions in the diagnostic market.

The diagnostics industry is in transition with a number of changes that affect the market for diagnostic test products. The diagnostics industry has experienced considerable consolidation through mergers and acquisitions in the past several years. For example, major consolidation among reference laboratories and the formation of multi-hospital alliances, reducing the number of institutional customers for diagnostic test products. There can be no assurance that we will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers. In the past, we have discontinued selling our Lyme Western Blot and HIV point-of-care tests in USA due to changing market conditions which made those sales uncommercial.

Further, this consolidation trend may result in the remaining companies having greater financial resources and technological capabilities, thereby intensifying competition in the industry, which could have a material adverse effect on our business.

Reductions in government funding to agencies and organizations we work with could adversely affect our business and financial results.

We sell our products into the public health market, which consists of state, county and other governmental public health agencies, community-based organizations, service organizations and similar entities. Many of these customers depend to a significant degree on grants or funding provided by governments or governmental agencies to run their operations, including programs that use our products, such as our HIV testing products. In international markets, we often sell our products to parties funded by such agencies. The level of available government grants or funding is unpredictable, and certain organizations may not have their contracts renewed for funding. Available funding may be affected by various factors including future economic conditions, legislative and regulatory developments, political changes, civil unrest, changing public health priorities and changing priorities for research and development activities. Any reduction or delay in government funding or change in organizational contracts could cause our customers to delay, reduce or forego purchases of our products or cause short-term or long-term fluctuations in our product revenues through these channels.

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

The trend towards managed care, together with healthcare reform of the delivery system in the U.S. and efforts to reform in Europe, has resulted in increased pressure on healthcare providers and other participants in the healthcare industry to reduce selling prices. Consolidation among healthcare providers and consolidation among other participants in the healthcare industry has resulted in fewer, more powerful groups, whose purchasing power gives them cost containment leverage. In particular, there has been a consolidation of laboratories. These industry trends and competitive forces place constraints on the levels of overall pricing, and thus could have a material adverse effect on our gross margins for products we sell in clinical diagnostic markets.

Our long-term success depends upon the successful development and commercialization of new products.

Our long-term viability and growth will depend upon the successful discovery, development and commercialization of new and enhanced products from our research and development (“R&D”) activities. In order to remain competitive, we are committed to significant expenditures on R&D and the commercialization of new or enhanced products. The R&D process generally takes a significant amount of time from product inception to commercial launch. However, there is no certainty that this investment in research and development will yield technically feasible or commercially viable products. We may have to abandon a new or enhanced product during its development phase after our investment of substantial time and money. During the fiscal years ended December 31, 2021, 2020 and 2019, we incurred US$6.8 million, US$6.9 million and US$9.6 million, respectively, in capitalised R&D expenses. We expect to continue to incur significant costs related to our research and development activities.

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

Our future growth in the U.S. is dependent in part on Food and Drug Administration (“FDA”) clearance of products. If FDA clearance is delayed or not achieved for these products, it could have a material impact on the future growth of our business.

Similarly, future growth outside of U.S. is dependent on clearance of products by the relevant regulatory authorities in those countries.

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

We may be subject to claims for personal injuries or other damages if any of our products, services, or any product which is made with the use or incorporation of any of our technologies, causes injury of any type or is found otherwise unsuitable during product testing, manufacturing, marketing, sale or usage. There is no assurance that we would be successful in defending any product liability lawsuits brought against us. Regardless of merit or eventual outcome, product liability claims could result in:

•	Decreased demand for our products;

•	Lost revenues;

•	Damage to our image or reputation;

•	Costs related to litigation; and

•	Diversion of management time and attention;

We have global product liability insurance in place for our manufacturing subsidiaries up to a maximum of €6,500,000 (US$7,365,000) for any one accident, limited to a maximum of €6,500,000 (US$7,365,000) in any one-year period of insurance and is subject to a deductible. The Company also has professional indemnity insurance for its laboratory services business up to a maximum of US$5,000,000 for each claim and aggregate limit and is subject to a deductible. There can be no assurance that our product liability insurance is sufficient to protect us against liability that could have a material adverse effect on our business. In addition, although we believe that we will be able to continue to obtain adequate coverage in the future, there is no assurance that we will be able to do so at acceptable costs.

Our products may be subject to product recalls that could harm our reputation, business and financial results.

Manufacturers may, on their own initiative, initiate actions, including a non-reportable market withdrawal or a reportable product recall, for the purpose of correcting a material deficiency, improving device performance, or for other reasons. Additionally, the FDA and similar foreign health or governmental authorities have the authority to require an involuntary recall of commercialized products in the event of material deficiencies or defects in design, manufacturing or labelling or in the event that a product poses an unacceptable risk to health. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that a device intended for human use would cause serious, adverse health consequences or death. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, modifications, design or labelling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. The FDA requires that certain classifications of recalls be reported to FDA within 10 working days after the recall is initiated.

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

Uncertainty in global economic conditions may continue for the foreseeable future and intensify. The invasion of Ukraine by Russia has destabilised markets, increased volatility and created uncertainty, particularly in energy supply and energy prices. This uncertainty poses a risk to the overall economy that could impact demand for our products, as well as our ability to manage normal commercial relationships with our customers, suppliers and creditors, including financial institutions. Volatile economic conditions have adversely affected and could continue to adversely affect our financial performance and condition or those of our customers and suppliers. These circumstances could adversely affect our access to liquidity needed to conduct or expand our business or conduct future acquisitions, refinance existing debts, or make other discretionary investments. Many of our customers rely on public funding provided by federal, state and local governments, and this funding may be reduced or deferred as a result of economic conditions.

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

Our success is dependent to a large extent upon the contributions of our key employees who in 2021 were Ronan O’Caoimh, our CEO and Chairman, and John Gillard, our CFO/Executive Director. The effectiveness of our senior leadership team generally, and any further transition as a result of these changes, could have a significant impact on our results of operations. Management transition is often difficult and inherently causes some loss of institutional knowledge, which could negatively affect our results of operations and financial condition. Our ability to execute our business strategies may be adversely affected by the uncertainty associated with these transitions. We may not be able to attract or retain a sufficient number of qualified employees in the future due to the intense competition for qualified personnel among medical products and other life science businesses.

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

Products manufactured at our facilities in Bray, Ireland, Jamestown and Buffalo, New York and Kansas City, Missouri accounted for the majority of our revenues during the fiscal year ended December 31, 2021. Our global supply of these products and services is dependent on the uninterrupted and efficient operation of these facilities. In addition, we currently rely on a small number of third-party manufacturers to produce certain of our diagnostic products and product components. 2021 saw significant interruptions to international supply chains which look set to continue for some time to come.

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

If any of these risks materialize, it could significantly increase our costs and impact our ability to meet demand for our products. If we are unable to satisfy commercial demand for our products in a timely manner, our ability to generate revenue would be impaired, market acceptance of our products could be adversely affected, and customers may instead purchase or use our competitors’ products. In addition, we could be forced to secure new or alternative contract manufacturers or suppliers. Securing a replacement contract manufacturer or supplier could be difficult. The introduction of new or alternative manufacturers or suppliers also may require design changes to our products that are subject to FDA and/or other regulatory clearances or approvals.

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

Some of our products, which we acquire from third parties, are highly technical and are required to meet exacting specifications, and any quality control problems that we experience with respect to the products supplied by third-party vendors could adversely and materially affect our reputation, our attempts to complete our clinical trials or commercialization of our products and adversely and materially affect our business, operating results and prospects. We may also need to obtain FDA or other regulatory authorisations for the use of an alternative component or for certain changes to our products or manufacturing process. We may also have difficulty obtaining similar components from other suppliers that are acceptable to the FDA or foreign regulatory authorities and the failure of our suppliers to comply with strictly enforced regulatory requirements could expose us to regulatory action including, warning letters, product recalls, termination of distribution, product seizures, or civil penalties. Completing that development and obtaining such authorisations could require significant time and expense and we may not obtain such authorisations on a timely basis, or at all. The availability of critical components and products from other third parties could also reduce our control over pricing, quality and timely delivery. These events could either disrupt our ability to manufacture and sell certain of our products into one or more markets or completely prevent us from doing so, and could increase our costs. Any such event could have a material adverse effect on our results of operations, cash flow and business. Furthermore, since some of these suppliers are located outside of the United States, we are subject to foreign export laws and United States import and customs regulations, which complicate and could delay shipments of components to us. In 2021, we experienced significant disruption to our international supply chain which caused some disruption to operations. There can be no assurance that these disruptions will not continue or intensify in the future which may create significant challenges in fulfilling customer orders that we may not be able to overcome.

Although we do not plan to be dependent upon any one source for these critical components or raw materials, alternative sources of such raw materials or components with the characteristics and quality desired by us may not be available. Such unavailability could affect the quality of our products and our ability to meet orders for specific products.

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

We currently distribute our product portfolio through distributors in approximately 100 countries worldwide. Our continuing economic success and financial security is dependent on our ability to secure effective channels of distribution on favourable trading terms with suitable distributors.

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

To the extent that we or our strategic partners fail to maintain a high-quality level of service and support for diagnostic products, there is a risk that the perceived quality of our products will be diminished in the marketplace. Likewise, we may fail to provide the level, quantity or quality of service expected by the marketplace.  These risks have increased as a result of the public health restrictions put in place due to Covid-19. This could result in slower adoption rates and lower than anticipated utilisation of our products which could have a material adverse effect on our business, financial condition and results of operations.

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

The invasion of Ukraine by Russia and the resulting sanctions imposed on Russia may lead to greater volatility in currency exchange rates globally. In the future, we may enter into hedging instruments to manage our currency exchange rate risk. However, our attempts to hedge against these risks may not be successful. If we are unable to successfully hedge against unfavourable foreign currency exchange rate movements, our consolidated financial results may be adversely impacted.

The large amount of intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and acquired indefinite life intangible assets are subject to impairment review on a periodic basis and whenever potential impairment indicators are present. Other long-lived assets are reviewed when there is an indication that an impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet as of December 31, 2021 was US$36 million (2020: US$34 million) (2019: US$44 million). In 2021, we recorded total impairment charges of intangible assets of US$4 million (2020: US$15 million) (2019: US$17 million) as a result of our periodic impairment review. We may record further significant impairment charges in the future if there are changes in market conditions, a significant reduction in share price or other changes in the future outlook. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

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

A significant portion of our business is located in the U.S. and is subject to income and other taxes in the U.S. and our operations, plans and results are affected by tax and other initiatives. Changes to the US tax code could have a significant impact on our profitability. For example, in December, 2017, the U.S. Government enacted comprehensive tax legislation known as the Tax Cuts and Jobs Act. This legislation made broad and complex changes to the U.S. tax code, including but not limited to reducing the corporate tax rate from 35% to 21%, requiring a one-time mandatory deemed repatriation of certain deferred foreign earnings tax on and accelerating first year expensing of certain capital expenditures. The legislation also introduced new tax laws affecting our taxable income, which included a new provision designed to tax global intangible low taxed income, limited deductibility of certain executive compensation, created a base erosion anti-abuse tax and modified many deductions and credits. Changes to the tax code could also affect our valuation of deferred tax assets and liabilities. Any such change in valuation would have a material impact on our income tax expense and deferred tax balances.

Future acquisitions may be less successful than expected, not generate the expected benefits, disrupt our ongoing business, distract our management, increase our expenses and adversely affect our business, and therefore, growth may be limited.

We have has historically grown organically and through the acquisition of, and investment in, other companies, product lines and technologies. We may enter into strategic acquisitions or investments as a way to expand our business. These activities, and their impact on our business, are subject to many risks, including the following:

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

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG may hinder our access to capital, as investors and lenders may reconsider their capital investment allocation as a result of their assessment of our ESG practices. If we do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition and the price of our company’s ADS’s could be materially and adversely affected.

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

Conducting successful clinical studies will require the enrolment of patients who may be difficult to identify and recruit. Patient enrolment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population, the nature of the trial protocol, and the availability of appropriate clinical trial investigators. Patients may not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive products.  Continuing public health measures against Covid-19 may increase the difficulty of conducting clinical trials.

Development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy are required and we may not adequately develop such protocols to support clearance and approval. Further, the FDA and/or other regulatory authorities may require us to submit data on a greater number of patients than we originally anticipated and/or for a longer follow-up period or change the data collection requirements or data analysis applicable to our clinical trials. Any challenges to patient enrolment may cause an increase in costs and delays in the approval and attempted commercialization of our products or result in the failure of the clinical trial. In addition, despite considerable time and expense invested in our clinical trials, FDA and/or other regulatory authorities may not consider our data adequate to demonstrate safety and efficacy. Such increased costs and delays or failures could adversely affect our business, operating results and prospects.

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

Our promotional materials must comply with FDA and other applicable laws and regulations. We believe that the specific uses for which our products are marketed fall within the scope of the indications for use that have been cleared or approved by the FDA or other relevant regulatory authorities. However, the FDA and/or the other relevant regulatory authorities could disagree and require us to stop promoting our products for those specific uses until we obtain clearance or approval for them. In addition, if the FDA or other relevant regulatory authorities determines that our promotional materials constitute promotion of an unapproved use, it could demand that we modify our promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties.

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

If FDA premarket review, including clearance or approval, is required for our current or future LDTs (either alone or together with sample collection devices), products or services we may develop, or if we decide to voluntarily pursue FDA clearance or approval, we may be forced to stop selling our LDTs while we work to obtain such FDA clearance or approval. Our business would be negatively affected until such review was completed and clearance to market or approval was obtained. The regulatory process may involve, among other things, successfully completing additional clinical studies and submitting premarket notification or filing a premarket approval application with the FDA. If premarket review is required by the FDA or if we decide to voluntarily pursue FDA premarket review of our LDTs, there can be no assurance that any tests, products or services we may develop in the future will be cleared or approved on a timely basis, if at all, nor can there be assurance that labelling claims will be consistent with our current claims or adequate to support continued adoption of for our LDTs. If our LDTs are allowed to remain on the market but there is uncertainty in the marketplace about our tests, if we are required by the FDA to label them investigational and we cannot offer the LDTs for diagnostic purposes, or if labelling claims, the FDA allows us to make are limited, orders may decline and adversely affect our results of operations, cash flow and business.

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

Our medical device products and operations are subject to rigorous government regulation in the United States by the FDA, and numerous other federal, state and foreign governmental authorities, as well as and by comparable regulatory authorities in other jurisdictions such as the HPRA in Ireland. In particular, we are subject to strict governmental controls on the development, manufacture, labelling, storage, testing, advertising, promotion, marketing, distribution and import and export of our products. In addition, we or our distributors are often required to register with and/or obtain clearances or approvals from foreign governments or regulatory bodies before we can import and sell our products in foreign countries. The clearance and approval process for our products, while variable across countries, is generally lengthy, time consuming, detailed and expensive.

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

The PMA process is more costly, lengthy and uncertain than the 510(k) clearance process. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labelling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the device for its intended use. The 510(k) clearance process usually takes from three to 12 months, but it can take longer. The process of obtaining PMA approval is much more costly and uncertain than the 510(k) clearance process. It generally takes from one to three years, or even longer, from the time the PMA application is submitted to the FDA, until an approval is obtained. There is no assurance that we will be able to obtain FDA clearance or approval for any of our new products on a timely basis, or at all.

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

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•	our inability to demonstrate to the FDA’s satisfaction that our products are safe and effective for their intended users;

•	insufficient data from our pre-clinical studies and clinical trials to support clearance or approval, where required; and

•	the failure of the manufacturing process or facilities we use to meet applicable requirements.

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

Even after we obtain clearance or approval for our medical devices, we are still subject to ongoing and extensive post market regulatory requirements. Regulation by the FDA and other federal, state and foreign regulatory agencies, such as the HPRA in E.U., impacts many aspects of our operations, and the operations of our suppliers and distributors, including manufacturing, labelling, packaging, adverse event reporting, storage, advertising, promotion, marketing, record keeping, import and export. For example, the manufacture of medical devices must comply with the FDA’s Quality System Regulation (“QSR”), which covers the methods and documentation of the design, testing, production, control, quality assurance, labelling, packaging, sterilization, storage and shipping of our products. Our manufacturing facilities and those of our suppliers and distributors are, or can be, subject to periodic regulatory inspections by the FDA to assess compliance with the QSR and other regulations, and by other comparable foreign regulatory authorities with respect to similar requirements in other jurisdictions. The FDA and foreign regulatory agencies may require post-marketing testing and surveillance to monitor the performance of approved products or place conditions on any product clearances or approvals that could restrict the commercial applications of those products. The failure by us or one of our suppliers to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	unanticipated expenditures to address or defend such actions;

•	customer notifications for repair, replacement and refunds;

•	recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or premarket approval of new products or modified products;

•	operating restrictions;

•	withdrawing 510(k) clearances on PMA approvals that have already been granted;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

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

For example, in August 2020, our subsidiary received a Warning Letter from FDA following an inspection of our subsidiary’s Kansas City, Missouri manufacturing facility that took place in January and February 2020.  We have taken voluntary remediation actions to correct the observations noted in the Warning Letter.

Even if regulatory clearance or approval of a product is granted, such clearance or approval may be subject to limitations on the intended uses for which the product may be marketed and reduce our potential to successfully commercialize the product and generate revenue from the product. If the FDA determines that our promotional materials, labelling, training or other marketing or educational activities constitute promotion of an unapproved use, it could request that we cease or modify our training or promotional materials or subject us to regulatory enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our training or other promotional materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

In addition, we may be required to conduct costly post-market testing and surveillance to monitor the safety or effectiveness of our products, and we must comply with medical device reporting requirements, including the reporting of adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as QSR, may result in changes to labelling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, operating results and prospects.

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

Additionally, in August 2020, we received a Warning Letter from the FDA. In the Warning Letter, FDA stated that we had made additional changes to the ultra² Resolution Variant System not covered within our existing 510(k). Accordingly, we conducted a voluntary recall of the ultra² Resolution Variant System.  We have developed the Premier Resolution as a successor instrument to the ultra² Resolution Variant System and this has already been launched in various jurisdictions outside the United States.  We expect to submit a 510(k) application for this successor instrument in 2022 which, if approved, will allow us to market this instrument in the United States.

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

We are subject to export controls and economic sanctions laws, and our customers and distributors are subject to import controls that could subject us to liability if we are not in full compliance with applicable laws.

Certain of our products are subject to U.S. export controls and sanctions regulations and we would be permitted to export such solutions to certain destinations outside the U.S. only by first obtaining an export license from the U.S. government, or by utilizing an existing export license exception/General License, or after clearing U.S. government agency review. Obtaining the necessary export license or accomplishing a U.S. government review for a particular export may be time-consuming and may result in the delay or loss of sales opportunities.

Although we take precautions to prevent our products from being provided in violation of U.S. export control and economic sanctions laws, our products may have been in the past, and could in the future be, provided inadvertently in violation of such laws. If we were to fail to comply with U.S. export law requirements, U.S. customs regulations, U.S. economic sanctions or other applicable U.S. laws, we could be subject to substantial civil and criminal penalties, including fines, incarceration for responsible employees and managers and the possible loss of export or import privileges. U.S. export controls, sanctions and regulations apply to our distributors as well as to us. Any failure by our distributors to comply with such laws, regulations or sanctions could have negative consequences, including reputational harm, government investigations and penalties.

Changes or new versions of our products or changes in export and import regulations may create delays in the introduction of our products into international markets, prevent our distributors from deploying our products globally or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether. In addition, any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential international customers. Any decreased use of our principal products or limitation on our ability to export or sell such products would likely adversely affect our business, financial condition and operating results.

We are subject to anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the Foreign Corrupt Practices Act, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010 and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, offering, soliciting, or accepting, directly or indirectly, improper payments or other improper benefits to or from any person whether in the public or private sector. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage and other consequences. Any investigations, actions or sanctions could adversely affect our business, results of operations and financial condition.

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

•
the federal Physician Payment Sunshine Act, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the CMS, information related to payments or other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and requires applicable manufacturers to report annually to the government ownership and investment interests held by the physicians described above and their immediate family members and payments or other “transfers of value” to such physician owners. Manufacturers are required to submit reports to CMS by the 90th day of each calendar year. We cannot assure you that we have and will successfully report all transfers of value by us, and any failure to comply could result in significant fines and penalties. Failure to submit the required information may result in civil monetary penalties up to an aggregate of $150,000 per year (and up to an aggregate of $1 million per year for “knowing failures”) for all payments, transfers of value or ownership or investment interests not reported in an annual submission, and may result in liability under other federal laws or regulations;

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

Trinity Biotech currently owns a number of active patents, some with protection across multiple countries. These patents have remaining patent lives varying from 6 year to 13 years.

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

Competitors may infringe or otherwise violate our patents, the patents of our licensors or our other intellectual property rights. To counter infringement or unauthorised use, we may be required to file legal claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defence proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing. The initiation of a claim against a third party may also cause the third party to bring counter claims against us such as claims asserting that our patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte re-examinations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

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

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our  ADSs.

Risks Related to Ownership of our ADSs

We are a foreign private issuer under the rules and regulations of the SEC and are therefore exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a domestic U.S. reporting company, which reduces the level and amount of disclosure that you receive.

As a foreign private issuer under the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act; and are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ADSs. Accordingly, you receive less information about our company than you would receive about a domestic U.S. company and are afforded less protection under the U.S. federal securities laws than you would be afforded in holding securities of a domestic U.S. company.

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

The stock market in general and the market prices of the ADSs on Nasdaq, in particular, are or will be subject to fluctuation, and changes in these prices may be unrelated to our operating performance. During the first quarter of 2022, the market price of our ADSs fluctuated from a high of $1.44 per ADS to a low of $0.92 per ADS, and the price of our ADSs continues to fluctuate. We anticipate that the market prices of our securities will continue to be subject to wide fluctuations. The market price of our securities may be subject to a number of factors, including:

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

We expect we will require additional capital in the future. If we continue to incur losses, we will need significant additional financing, which we may seek through a combination of private and public equity offerings, debt financings, and asset sales, etc. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our shareholders will be diluted, and the terms of any such offerings may include liquidation or other preferences that may adversely affect the then existing shareholders rights. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt or making capital expenditures. If we raise additional funds through collaboration, strategic alliance or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licences on terms that are not favorable to us.

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

The conversion of our outstanding  share options and warrants would dilute the ownership interest of existing shareholders.

The total share options exercisable at December 31, 2021, as described in Item 18, Note 21 to the consolidated financial statements, are convertible into American Depository Shares (ADSs), 1 ADS representing 4 “A” Ordinary Shares. The exercise of the outstanding share options will likely occur only when the conversion price is below the trading price of our ADSs and will dilute the ownership interests of existing shareholders. For instance, if all of the vested options outstanding at April 15, 2022 were exercised, the Company would have to issue 13,121,338 additional “A” Ordinary Shares (3,280,335 ADSs). Similarly, at April 15, 2022, if all of the outstanding warrants to purchase “A” Ordinary Shares were exercised, the Company would have to issue 10,000,000 “A” Ordinary Shares (2,500,000 ADSs). On the basis of 107,670,894 “A” Ordinary Shares outstanding at April 15, 2022, the exercise of both the share options and the warrants would effectively dilute the ownership interest of the existing shareholders by approximately 18%.

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

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement with the depositary, you may vote only by giving voting instructions to the depositary, as the registered holder of the Class A ordinary shares underlying the ADSs. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for such general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Where any matter is to be put to a vote at a general meeting, upon our instruction, the depositary will notify you of the upcoming vote and deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure you can direct the depositary to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. In addition, the depositary and its agents are not responsible for failing to carry out your voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you instructed.

Our securities could be delisted from Nasdaq if we do not comply with Nasdaq’s listing standards.

Our ADSs are listed on the NASDAQ Capital Market under the symbol “TRIB.”  To continue to be listed on the NASDAQ Capital Market, we need to satisfy a number of conditions, including to maintain a minimum bid price of $1.00 per ADS and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. As of the date of this Annual Report on Form 20-F, we were in compliance with the Nasdaq continued listing requirements. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), if we fail to remain in compliance with the minimum bid price requirement we will be given 180 days to regain compliance. In the event that we do not regain compliance within this 180-day period, we may be eligible to seek an additional compliance period of 180 calendar days if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and provide written notice to Nasdaq of our intent to cure the deficiency during this second compliance period, by effecting a reverse stock split, if necessary. However, if it appears to the Nasdaq staff that we will not be able to cure the deficiency, or if we are otherwise not eligible, Nasdaq will provide notice to us that our ADSs will be subject to delisting.

If our ADSs become subject to delisting, they would be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our ADSs. This would adversely affect the ability of investors to trade our ADSs and would adversely affect the value of our ADSs.  Delisting could also impair our ability to raise capital.

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

Our website address is https://www.trinitybiotech.com/ .. The information contained on, or that can be accessed from, our website does not form part of this Annual Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

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

Principal Markets

The brand names of the principal products of Trinity Biotech are listed below, organised first by point of use and second by application..

Point-Of-Care	Clinical Laboratory
Infectious Diseases	Infectious Diseases	Haemoglobin	Autoimmune	Clinical Chemistry	Blood Bank Screening
UniGold	MarDx	Premier	ImmuBlot	EZ	Captia
Recombigen	FlexTrans	Ultra	ImmuGlo
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

The Future of Point-Of Care at Trinity Biotech

In Africa, HIV testing typically involves using a point-of-care rapid test for screening followed by a different rapid test as the confirmatory test. Our Uni-Gold™ HIV product is a leading confirmatory HIV test in the African market.

Point-Of-Care is key to the growth of Trinity Biotech. Central to this growth will be a new HIV screening test, TrinScreen HIV, which  received World Health Organisation approval in February 2022 . Trinity Biotech has not previously competed in the larger screening market, which is estimated to be valued at approximately US$150 million p.a.  The screening market is addressed by few companies. TrinScreen should not jeopardise our existing confirmatory business as it employs a different HIV antigen to the existing Uni-Gold™ HIV test. In other words, countries will be able to use both the TrinScreen HIV test and the Uni-Gold™ HIV test as part of their testing algorithm. Our strategy is to leverage the existing brand equity of Trinity Biotech in African markets to take market share in the screening market. This initiative will be supported by increased sales and marketing resources in the African market. Market opportunities for the TrinScreen HIV product also exist in other territories, in particular in emerging countries.

We are developing a rapid Covid-19 antigen test with which we intend to leverage our existing  infectious disease rapid test design to expedite the development and validation timeframe and also generate scale efficiencies in manufacture and distribution.

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

Trinity Biotech has launched the Premier Resolution, its next generation Haemoglobinapothy Analyzer in Europe and the Middle East after undergoing rigorous and successful field trials. The Company expects to submit the Premier Resolution to the FDA for approval in 2022. The submission has been significantly delayed due to the Covid-19 pandemic. The Premier Resolution uses an internally designed column as well as state of the art hardware and software.

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

Research and Development

Research & Development (“R&D”) carried out by third parties

Certain R&D activities of the Group have been outsourced to third parties. These activities are carried out in the normal course of business with these companies. During 2021, a number of third party consultants and contractors were engaged to assist with development projects, working principally on the Autoimmune Smart Reader project and the Covid antigen projects. The total amount paid to these R&D consultants and contractors in 2021 was US$807,000 (2020: US$658,000).

Research and Products under Development

Trinity Biotech has research and development groups focusing separately on haemoglobin, infectious diseases and autoimmune products. During 2021, these groups were located in Ireland and the USA and largely mirror the production capability at each production site. In addition to in-house activities, Trinity Biotech sub-contracts some research and development from time to time to independent researchers based in the USA and Europe.

Principal Development Projects

The following table sets forth for each of Trinity Biotech’s main development projects, the costs incurred during each period presented and the cumulative costs (before amortization and impairment) incurred as at 31 December 2021:

	2021	2020	Total project costs to December 31, 2021¹
Product Name	US$’000	US$’000	US$’000
Premier Instrument for Haemoglobin A1c testing	2,538	1,359	35,924
HIV screening rapid test	1,488	2,278	12,240
Covid tests	1,320	467	1,787
Autoimmune Smart Reader	550	666	3,287
Mid-tier haemoglobins instrument	303	243	609
Tri-stat Point-of-Care instrument	245	203	9,477
Uni-Gold antigen improvement	-	556	2,918
Syphilis point-of-care test	-	618	1,942

¹ Cumulative costs to December 31, 2021 are shown before deduction of amortization and impairment losses.
2 Syphilis point-of-care test – there was no capital expenditure on this development project in 2021 as other projects were prioritized. It is expected this project will resume within the next twelve months.

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

As part of our continuous improvement a new monitor, keyboard and frit housing have been customised and validated. These improvements maintain the competitiveness of the instruments.

Premier Resolution Instrument for Haemoglobin Variant Testing

We have developed the Premier Resolution instrument which is utilised for haemoglobin variant testing and is currently being rolled out in certain international markets outside of the USA.  We intend to submit it to the FDA for clearance in 2022. Meanwhile, Premier Resolution continues to be enhanced with unique features such as lot specific gradients, an optimised internally designed column with extended column life, and a rapidly expanding on-board variant library.

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

Low to Medium throughput Haemoglobin instrument for A1c Testing

We are developing a low to medium throughput Haemoglobin A1c instrument with a view to targeting the market segment for testing volumes which lie between the Tri-stat 2.0 and Premier Hb9210. We are targeting a launch date in 2022.

Point-of-Care Development Group

We are developing a rapid Covid-19 antigen test, which we expect to have CE marked for professional use only in the second quarter of 2022.

A syphilis point-of-care rapid test is also being developed using our existing lateral flow format. In 2021, other projects were prioritized, but it is expected this project will resume within the next twelve months.

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

Each of the licensing arrangements disclosed under this subheading terminates on the date expiration or adjudication of invalidity or unenforceability of the last of the particular licenced patents covered by the respective agreement. Each licensor has the right to terminate the arrangement in the event of non-performance by Trinity Biotech. The key licensing arrangements, with the exception of the agreement entered into in 2013 which provides for the payment of a lump sum licence fee, require the Group to pay a royalty to the licence holder which is based on sales of the products which utilise the relevant technology being licenced. The total amount paid by Trinity Biotech under key licensing arrangements in 2021 was US$540,000 (2020: US$470,000).

Government Regulation

The research, development, preclinical and clinical testing, as well as the manufacture, labelling, marketing, sales, record-keeping, advertising, distribution, and promotion of Trinity Biotech’s products are subject to extensive and rigorous government regulation in the United States and in other countries in which Trinity Biotech’s products are sought to be marketed.

The process of obtaining authorisation to market our products varies, depending on the product categorisation and the country, from merely notifying the authorities of intent to sell, to lengthy formal approval procedures which often require detailed laboratory and clinical testing and other costly and time-consuming processes.  The main regulatory bodies which require extensive clinical testing are the FDA in the United States, the Health Products Regulatory Authority (as the authority over Trinity Biotech in Europe), the Medicines and Healthcare products Regulatory Agency (MHRA) in the United Kingdom and Health Canada.

The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors.  As 62% of Trinity Biotech’s 2021 revenues were generated in the Americas (with a large concentration of this in the United States) and as the United States represents a substantial proportion of the worldwide diagnostics market, an overview of FDA regulation has been included below.

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

The FDA governs the following activities that we perform or that are performed on our behalf, to ensure that medical products distributed domestically or exported internationally are safe and effective for their intended uses:

•	product design, development and manufacture;
•	product safety, testing, labelling and storage;
•	record keeping procedures;
•	product marketing, sales and distribution; and
•	post-marketing surveillance, complaint handling, medical device reporting, reporting of deaths, serious injuries or device malfunctions and repair or recall of products.

FDA premarket clearance and approval requirements

Access to U.S. Market.  Each medical device that Trinity Biotech may wish to commercially distribute in the U.S. will require either pre-market notification (more commonly known as 510(k)) clearance or approval of a pre-market approval (“PMA”) application prior to commercial distribution, unless specifically exempt.  Under the FDCA, medical devices are classified into one of three classes -- Class I, Class II or Class III -- depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Class I devices are those for which safety and effectiveness can be assured by adherence to FDA’s general regulatory controls for medical devices, which include compliance with the applicable portions of the FDA's Quality System Regulation ("QSR"), facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labelling, advertising, and promotional materials (the “General Controls”).  Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below.

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

Although the FDA is not bound by the advisory panel decision, the panel’s recommendation is important to the FDA’s overall decision making process.  The PMA approval pathway is more costly, lengthy and uncertain than the 510(k) clearance process.  After a premarket approval application is sufficiently complete, the FDA will accept the application and begin an in-depth review of the submitted information.  By statute, the FDA has 180 days to review the “accepted application”, although, generally, review of the application can take between one and three years, but it may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided.  In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with Quality System Regulation, which imposes elaborate design development, testing, control, documentation and other quality assurance procedures in the design and manufacturing process.  In February 2020, FDA published proposed regulation to update the Quality System Regulation to incorporate the international standard specific for medical device quality management systems (ISO 13485).  If finalized, the quality management system requirements for FDA-regulated devices would be harmonized with the ISO 13485 standards.

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

Most clinical studies of IVDs (all of which technically involve investigational use only (“IUO”) devices) are exempted from the IDE regulation, so long as the IUO device and the study meet certain regulatory criteria.  Specifically, devices are exempt from IDE requirements if they are intended for IUO and:

•	Are non-invasive;
•	Do not require an invasive sampling procedure that poses a significant risk;
•	Do not introduce energy into a subject by design or intention;
•	Are not to be used as a diagnostic procedure without confirmation of the diagnosis by another medically established diagnostic product or procedure; and
•	Comply with the labelling requirements for IUO devices, as outlined in 21 C.F.R. § 812.2(c)(3).

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

•	labelling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;
•	clearance of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use of one of our cleared devices;
•	approval of product modifications that affect the safety or effectiveness of one of our approved devices;
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

CLIA requires that a laboratory hold a certificate applicable to the type of laboratory examinations it performs and that it complies with, among other things, standards covering operations, personnel, facilities administration, quality systems and proficiency testing, which are intended to ensure that clinical laboratory testing services are accurate, reliable and timely.  Laboratories must register and list their tests with the CMS, the agency that oversees CLIA.

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

Federal Oversight of Laboratory Developed Tests and Research Use Only Products

Trinity Biotech supplies clinical laboratories with raw materials, such as reagent products, that may be used by clinical laboratories in clinical laboratory tests, which are regulated under CLIA, as well as by applicable state laws. Although the FDA has statutory authority to assure that medical devices are safe and effective for their intended uses, the FDA has generally exercised its enforcement discretion and not enforced applicable regulations with respect to laboratory developed tests, or LDTs.  The FDA defines the term “laboratory developed test” as an in vitro diagnostic test that is intended for clinical use and designed, manufactured and used within a single laboratory. Until 2014, the FDA exercised enforcement discretion such that it did not enforce provisions of the Food, Drug and Cosmetic Act with respect to LDTs. In July 2014, due to the increased proliferation of LDTs for complex diagnostic testing, and concerns with several high-risk LDTs related to lack of evidentiary support for claims and erroneous results, the FDA issued guidance that, when finalized, would adopt a risk based framework that would increase FDA oversight of LDTs. As part of this developing framework, FDA issued draft guidance in October 2014, informing Congress and manufacturers of LDTs of its intent to collect information from laboratories regarding their current LDTs and newly developed LDTs through a notification process. The FDA will use this information to classify LDTs and to prioritize enforcement of premarket review requirements for categories of LDTs based on risk, using a public process. Specifically, FDA plans to use advisory panels to provide recommendations to the agency on LDT risks, classification and prioritization of enforcement of applicable regulatory requirements on certain categories of LDTs, as appropriate.  FDA issued a discussion paper on LDTs in January 2017 discussing possible approaches to oversight of LDTs.

Some products are for research use only (“RUO”), or for IUO. RUO and IUO products are not intended for human clinical use and must be properly labeled in accordance with FDA guidance. Claims for RUOs and IUOs related to safety, effectiveness, or diagnostic utility or that it are intended for human clinical diagnostic or prognostic use are prohibited. In November 2013, the FDA issued guidance titled “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only - Guidance for Industry and Food and Drug Administration Staff.” This guidance sets forth the requirements to utilize such designations, labelling requirements and acceptable distribution practices, among other requirements. Mere placement of an RUO or IUO label on an in vitro diagnostic product does not render the device exempt from otherwise applicable clearance, approval or other requirements. The FDA may determine that the device is intended for use in clinical diagnosis based on other evidence, including how the device is marketed.

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

Federal Physician Payment Sunshine Act

The U.S. Physician Payment Sunshine Act requires certain manufacturers of drugs, biologics, devise and medical supplies to record any transfers of value to certain U.S. healthcare providers and U.S. teaching hospitals.  These payments and transfers of value must be reported annually to CMS Open Payments.  Sunshine Act reporting requirements were expanded in 2021 to include any payments and transfers of value to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anaesthetists, and certified nurse-midwives.  Failure to comply with Sunshine Act reporting requirements may result in civil monetary penalties of up to $100,000 for each knowing violation.

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

In the European Union (EU), diagnostic products are also categorized into different categories and the regulatory process, which has been governed by the European In Vitro Diagnostic Medical Device Directive, depends upon the category, with certain product categories requiring review and approval by an independent company, known as a Notified Body, before the manufacturer can affix a CE mark to the product to declare conformity to the Directive. Other products only require a self-certification process. In the second quarter of 2017, the EU adopted the new In Vitro Diagnostic Regulation (IVDR) which replaces the existing directive in the EU for in vitro diagnostic products. The IVDR will apply after a five-year transition period and imposes additional premarket and post market regulatory requirements on manufacturers of such products.  The EU has recently announced updated transition periods for certain classes of in vitro medical devices.

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

In the EU, medical devices are also categorized into different classes and the regulatory process, which has been governed by the European Medical Device Directive and the Active Implantable Medical Device Directive, varies by class. Each product must bear a CE mark to show compliance with the Directive. In the second quarter of 2017, the EU adopted the new Medical Devices Regulation (MDR) which replaces the existing directives in the EU for medical devices and imposes additional premarket and post market regulatory requirements on manufacturers of such products. While the MDR was previously adopted to apply after a three year transition period, in 2020 the European Parliament postponed the date of application by one year.  The MDR is officially effective as of May 26, 2021.

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

C. Organizational Structure

Please refer to Note 32 to our audited consolidated financial statements (“Group Undertakings”) included elsewhere in this Annual Report for a listing of our significant subsidiaries, including name, country of incorporation, and proportion of ownership interest.

D. Property, Plants and Equipment

Our headquarters, manufacturing and research and development facilities as well as our sales offices are located in Bray Ireland. We have entered into a number of related party transactions with JRJ Investments (“JRJ”), a partnership currently owned by Mr Ronan O’Caoimh and Dr Walsh, directors of the Company, and directly with Mr O’Caoimh, to provide current and potential future needs for the Group’s manufacturing and research and development facilities in Bray, Ireland. We have entered into an agreement for a 25 year lease with JRJ, for 15,780 square feet of offices at an annual rent of €381,000 (US$432,000), which expires in 2027 and have entered into lease agreements with Mr. O’Caoimh for a 43,860 square foot manufacturing facility in Bray, Ireland and an adjacent warehouse of 16,000 square feet. The annual rent for the manufacturing facility is €787,605 (US$891,000) and the annual rent for the warehouse is €144,000 (US$163,000). These two leases expire in 2028 and 2026 respectively. Towards the end of 2020, the Group occupied some additional space adjoining the warehouse. This is a short-term arrangement, and no payments were made for the additional space during 2020 and 2021. A sum of US$90,000 was accrued for rent payable to Mr O’Caoimh in relation to this additional space. See Item 7 – Major Shareholders and Related Party Transactions.

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

Trinity Biotech USA operates from a 25,610 square foot FDA registered facility in Jamestown, New York. The facility was purchased in 1994. Additional warehousing space is also leased in Jamestown, New York at an annual rental charge of US$183,000.

Primus Corp. operates from a 39,000 square foot facility in Kansas City, Missouri and an adjacent 13,500 square foot facility mainly used for warehousing. The leases on these properties run until 2022 and 2025 respectively and annual rents are US$108,000 and US$44,000 respectively.

Immco Diagnostics Inc. operates from a 20,520 square foot facility in Amherst, New York and a 31,731 square foot facility in Williamsville, New York, subject to leases expiring in 2022 and 2033 respectively. The annual rent for the Amherst facility is US$259,000. The Williamsville facility’s annual rent is currently US$416,000, rising to US$452,000 by 2029. An additional 5,120 square foot facility is owned by Trinity Biotech in Burlington, Canada.

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

Principal Capital Expenditure and Divestitures

Our principal capital expenditure in the last three financial years has been on developing new products internally. The amount capitalized for development projects has been US$6,771,000, US$6,896,000, US$9,569,000 for years ended December 31, 2021, 2020 and 2019 respectively. In 2022, we expect the capital expenditure on development projects will be in the range US$6,500,000 to US$7,500,000.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.                   Operating and Financial Review and Prospects

A.      Operating Results

Overview

We develop, manufacture and market diagnostic test kits used for the clinical laboratory and Point-of-Care (“POC”) segments of the diagnostic market. These test kits are used to detect infectious diseases, sexually transmitted diseases, blood disorders and autoimmune disorders, as well as monitoring and diagnosing diabetes and haemoglobin variants. The Group markets hundreds of different diagnostic products in approximately 100 countries. In addition, the Group manufactures its own and distributes third party infectious disease diagnostic instrumentation. Through our Fitzgerald subsidiary, we are a provider of raw materials to the life sciences industry.

Our consolidated financial statements include the attributable results of Trinity Biotech plc and all its subsidiaries. This discussion covers the years ended December 31, 2021 and December 31, 2020 and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

We have relied on an exemption under the SEC’s rules to prepare consolidated financial statements without a reconciliation to U.S. generally accepted accounting principles (“U.S. GAAP”) as at and for the three year period ended December 31, 2021 as Trinity Biotech is a foreign private issuer and the financial statements have been prepared in accordance with IFRS as issued by the IASB.

Factors affecting our results

The global diagnostics market is growing due to, among other reasons, the ageing population and the increasing demand for rapid tests in a clinical environment.

Our revenues are directly related to our ability to identify significant revenue-generating products, carry out the necessary development work and to bring them to market quickly and effectively. Efficient and productive research and development is crucial in this environment as we, like our competitors, search for effective and cost-efficient solutions to diagnostic problems. The growth in new technology will almost certainly have a fundamental effect on the diagnostics industry as a whole and upon our future development.

The comparability of our financial results for the years ended December 31, 2021 and 2020 were impacted by impairment losses as a result of impairment reviews during the years ended December 31, 2020 and 2021 (See Item 18, Note 14).

For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As reflected in the accompanying consolidated financial statements, for the years ended December 31, 2021 and 2020, we recorded a profit of US$0.9 million and a loss of US$6.4 million, respectively. In addition, we reported cash outflow of US$1.5 million for the year ended December 31, 2021 and a cash inflow of US$10.9 million for the year ended December 31, 2020. As of December 31, 2021, we had an accumulated deficit in equity attributable to the equity holders of the Company of US$0.3 million.

The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments including the closing of the financing with Perceptive Advisers and the Covid-19 pandemic.  The directors believe that the Group will be able to continue its operations for at least the next 12 months from the date of this report and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.

At the date of this report the Group’s financial position has substantially improved following the successful re-financing of the Group’s debt in early 2022. This has significantly improved the Group’s capital structure by reducing gross debt by approximately US$19 million and there are no material debt maturities until 2026. Furthermore, the pending investment by MiCo IVD Holdings LLC, a subsidiary of the MiCo Group, will facilitate our exploring lower cost debt funding options, in the short-term, with the aim of further reducing our interest expense through refinancing the balance of the Group’s term loan at substantially lower interest rates. In April 2022, the Company announced a US$45 million strategic investment and partnership with the MiCo Group, a KOSDAQ-listed company. The investment is subject to customary Korean central bank approvals. The investment consists of an equity investment of approximately US$25.2 million and a seven-year, unsecured junior convertible note issued by Trinity Biotech of US$20 million, with a fixed interest rate of 1.5% and an ADS conversion price of US$3.24 per ADS.

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

Impact of Covid-19 Pandemic

Our revenues decreased by 8.8% in 2021 compared to 2020. This was mainly due to lower demand and selling prices for PCR Viral Transport Media (“VTM”) products compared to 2020 when there was exceptional demand due to limited worldwide manufacturing capacity. As the pandemic has persisted, manufacturing capacity has ramped up significantly with a consequent negative impact on selling prices in 2021.

In 2020, most of our product lines were negatively impacted by the Covid-19 pandemic. Our business relies on people attending hospitals and clinics with ailments that need to be diagnosed through testing. Due to quarantine restrictions and peoples’ fear of catching Covid-19, there was a marked decrease in 2020 in people attending hospitals and clinics.  Haemoglobins revenues reduced for both instruments and consumables with the impact being greater on diabetes (A1c) rather than on haemoglobin variant revenues. In autoimmunity, testing volumes were particularly impacted at our reference laboratory in Buffalo, New York but there were also lower product sales in all major markets.  HIV revenues in Africa were negatively impacted by logistical and testing constraints arising from COVID-19.

In 2021, there was an easing of quarantine restrictions and vaccination programs gave patients the confidence to visit their doctors again. For this reason, on a product-for-product basis, revenues outside of our Covid-19 product portfolio returned to near pre-pandemic levels in 2021.

Covid-19 products

When the pandemic started, we were was well-positioned to respond with our established expertise in infectious disease products including our existing Viral Transport Media product which could be used to transport testing samples for Covid-19 PCR tests. Since the start of the pandemic to the end of 2021, VTM revenues have been in excess of US$50 million.

Beginning in 2020, we undertook development of three different Covid-19 diagnostic tests. A Covid-19 antibody test using an ELISA platform, a Covid-19 rapid antibody test and a rapid Covid-19 antigen test, with which we intend will leverage our existing rapid infectious disease test design.

Operations and Employee Safety

Many governments have implemented restrictive lockdowns requiring non-essential businesses to shut down operations. Our business is typically deemed “essential” and we continued to operate, manufacture and distribute products to customers throughout most of 2020 with no closures in 2021. We furloughed many of our work forces in the USA, Ireland and Canada in April 2020 but the majority of employees returned the following month.

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

We have availed of governmental supports.  This included the receipt of forgivable loans under the U.S. government’s Paycheck Protection Program (“PPP”). In Ireland, the company also availed of economic support mechanisms in 2020 being provided by the Irish Government mainly in the form of wage subsidies.

Supply Chains

The pandemic has caused delays in deliveries of certain raw materials and components for our products, particularly those related to our Viral Transport Media product. Such delays can result in disruption to our business operations. We are continuously evaluating our supply chain to identify potential gaps and take steps intended to ensure continuity. Our inventory levels continue to fluctuate due to the change in our sales mix and the increased size of customer orders for Covid-19 related products. We successfully increased our production capacity for our viral transport media product, with the workforce mainly comprising of temporary staff.

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

While the outlook is subject to significant uncertainty, we expect demand for our non-Covid related products to further increase in 2022 compared to 2021 as vaccination rollout allows for more patients to return to their doctors, which is what mainly drives our business. The extent to which demand for our Covid-19 portfolio of products is sustained into 2022 and beyond is highly uncertain and very difficult to predict. The launch of our rapid Covid-19 antigen test during 2022 is expected to drive growth as the market for that type of product is exceptionally large. Generally, demand for the Covid-19 tests depends on new information that may emerge concerning the severity of the coronavirus, the incidence of Covid-19 variants and the vaccination programmes plus competition from competing products.

Year ended December 31, 2021 compared to the year ended December 31, 2020

Revenues

In 2021, revenues decreased by 8.8% from US$102.0 million in 2020 to US$93.0 million. The decrease is mainly due to lower sales of our PCR VTM products. In 2020, demand for VTM products was exceptional while there was limited worldwide manufacturing capacity. As the pandemic has persisted, manufacturing capacity has ramped up significantly with a consequent negative impact on selling prices in 2021.

Trinity Biotech’s revenues for the year ended December 31, 2021 were US$93.0 million compared to revenues of US$102.0 million for the year ended December 31, 2020, which represents a decrease of US$9.0 million or 8.8%.  The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2021 US$’000	2020 US$’000	% Change
Revenues
Clinical laboratory goods	74,700	84,280	(11.4)%
Clinical laboratory services	7,928	8,485	(6.6)%
Point-of-Care	10,337	9,215	12.2%
	92,965	101,980	(8.8)%

Clinical Laboratory Goods

Clinical Laboratory goods revenues decreased by US$9.6 million in 2021, which represents a decrease of 11.4%. The decrease is mainly due to lower sales of our PCR VTM. In 2020, demand for VTM products was exceptional while there was limited worldwide manufacturing capacity. As the pandemic has persisted, manufacturing capacity has ramped up significantly with a consequent negative impact on selling prices.

There was a significant reduction in demand for new orders of VTM from early 2021 as COVID-19 testing volumes dropped and customers utilised stockpiled product.  While the situation relating to COVID-19 products remains very fluid, with the evolving impact of the new variants the Company has seen increased customer interest in VTM products over recent months and has resumed manufacturing VTM products, albeit in lower volumes compared to late 2020.  The Company has retained the capability to flex manufacturing volumes should market conditions warrant it.

In 2021, there was a partial return towards more normalised level of Haemoglobins testing. While COVID-19 public health restrictions remained in place in 2021 in many markets, these restrictions were not as severe as in 2020.  As a result, diabetic related testing revenues increased by approximately 20% in 2021 and we are continuing to see increasing demand for these instruments and consumables as diabetic testing programmes continue their return to normalisation. Offsetting this increase was lower sales in our haemoglobinopathies products due to the recall of the Ultra II instrument in U.S. in the early part of 2021.

Fitzgerald Industries, our life science raw materials business and our clinical chemistry product line both recorded single digit revenue growth in 2021. Similarly, autoimmune product revenues in 2021 recorded single digit revenue growth compared to 2020, mainly due to a lessening of the impact of the Covid-19 pandemic.

Clinical Laboratory Services

Our New York reference laboratory offers laboratory-testing services for autoimmune disorders, such as Sjogren’s syndrome, hearing loss, celiac disease, lupus, rheumatoid arthritis and systemic sclerosis. Revenues for the laboratory decreased by 6.6% to US$7.9 million. While revenues for our proprietary Sjogren’s syndrome test increased by 46% compared to 2020 these were offset by a reduction in testing for other disorders due to fewer patients visiting their physicians for pandemic reasons and due to the ending of certain testing that was carried out for a high-volume customer.

Point-of-Care

Point-of-Care revenues increased from US$9.2 million in 2020 to US$10.3 million in 2021, an increase of US$1.1 million or 12.0%. This was driven by higher HIV sales in Africa. In 2020, HIV revenues were negatively impacted by logistical and testing constraints arising from COVID-19. Non-HIV point-of-care revenues, which mainly comprise a syphilis test sold in U.S., were broadly unchanged year on year.

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2021 US$‘000	2020 US$‘000	% Change
Revenues
Americas	57,799	70,408	(17.9)%
Asia/Africa	25,504	22,567	13.0%
Europe	9,662	9,005	7.3%
Total	92,965	101,980	(8.8)%

In the Americas, revenues decreased US$12.6 million or 17.9% mainly due to decreased sales of our VTM products which were used in the Covid-19 testing programs in U.S. and Canada. To a lesser extent, haemoglobin revenues were impacted by the recall of the Ultra II instrument in U.S. in the early part of 2021, following a FDA warning letter in the prior year.

Asia/Africa revenues increased by 13.0%, or US$2.9 million compared to 2020. The increase is due i) to higher Point-of-Care revenues in Africa where logistical and testing constraints arose in 2020 due to Covid-19 and ii) an increase in haemoglobins revenues as there was a return to more normal diabetes testing schedules in China and our other Asian markets, in contrast to the disruptions that were seen in 2020 due to the pandemic.

In Europe, revenues increased by 7.3% or US$0.7 million, compared to 2020. The increase was due to higher haemoglobin A1c and infectious diseases revenues in the territory, mainly due to more patients attending their doctors for heath checks following the easing of the public healthcare emergency. Similar to Asia/Africa, there was an increase in haemoglobins instrument sales in Europe as customers that had postponed their instrument purchases in 2020 due to uncertainty created by the pandemic, returned to the market.

Cost of sales, gross profit and gross margin

Total cost of sales increased by US$1.5 million from US$53.4 million for the year ended December 31, 2020 to US$54.9 million, for the year ended December 31, 2021, an increase of 2.8%. This resulted in a gross profit for 2021 of US$38.1 million compared to a gross profit for 2020 of US$48.6 million. The gross margin of 41.0% in 2021 compares to a gross margin of 47.6% in 2020. Gross margin remains susceptible to product mix changes, geographic spread, currency fluctuations and product level variation. The reduction in the gross margin in 2021 compared to 2020 is mainly due to comparatively higher sales prices for VTM in 2020 caused by exceptionally high demand with prices and consequently gross margin reducing progressively during 2021. Lower margins were also recorded in our Fitzgerald life sciences supply business in 2021 compared to 2020 as we made a strategic decision to pursue larger volume orders that typically have lower pricing but are expected to add to overall profitability. Additionally, the receipt of government payroll supports in 2020 related to COVID-19 helped to increase the gross margin in 2020 and these supports were not claimed in 2021.

Other operating income

Other operating income increased from US$1.9 million in 2020 to US$4.7 million in 2021. In both years, this income almost entirely comprises income received under the U.S. government’s Cares Act, principally its PPP and its Provider Relief Fund. All PPP loans received in 2020 and in 2021 have now been 100% forgiven by the U.S. government. Four PPP loans received in 2020, but not forgiven until 2021, totalling US$2.9m, were treated as short-term liabilities at December 31, 2020.

Research and development expenses

Research and development (“R&D”) expenditures decreased from US$5.1 million in 2020 to US$4.5 million in 2021. The decrease in costs in 2021 is mainly due to the closure of an R&D centre located in Carlsbad, California in June 2020. For details of the Company’s various R&D projects see “Research and Products under Development” below.

Selling, general and administrative expenses

Selling, general and administrative expenses (excluding impairment charges, closure costs, recognition of contingent asset and tax settlement) decreased from US$26.4 million in 2020 to US$24.7 million in 2021, which represents a decrease of 6.5%. In 2020, selling, general and administrative expenses were unusually low due to certain non-recurring savings, principally the furloughing of employees because of the pandemic and government payroll supports related to COVID-19. Despite neither of these savings occurring in 2021, a reduction in costs was recorded due to a cost saving program which saw headcount reduced by 7%, as well as lower performance-related pay due to lower revenues. Additionally, in 2021 a foreign currency gain was recorded on Euro-denominated lease liabilities while the equivalent foreign currency movement in 2020 was a loss.

The Group recorded a total share-based payments charge of US$1.1 million in 2021 compared to US$0.8 million in 2020. The increase of US$0.3 million in the total share-based payments expense is mainly due to a higher number of options being in their vesting period in 2021 compared to 2020 due to options granted in prior years. Share based payments included in selling, general and administrative expenses was US$1.1 million in 2021 and US$0.8 million in 2020. For further details, refer to Item 18, Note 21 to the consolidated financial statements.

Amortisation decreased from US$1.4 million for the year ended December 31, 2020 to US$0.9 million for the year ended December 31, 2021. The decrease of US$0.5 million is mainly due to the impairment recorded at December 31, 2020 which resulted in a lower carrying value for development projects and other intangible assets such as acquired technology, customer and supplier lists.

Recognition of contingent asset

In 2019, we disclosed a contingent asset of US$1.2 million which had not been recognised. It was in connection with the 2019 tax audit settlement and was payable by Darnick Company. This balance was settled in the year ended December 31, 2020 and was credited within selling, general and administrative expenses - recognition of contingent asset in 2020. The underlying amount was denominated in Euro. Due to a depreciation in the US Dollar between 2019 and 2020, the US Dollar equivalent amount increased from US$1.2 million to US$1.3 million.

Closure costs

In 2020, management decided to close a production facility in Carlsbad, California which specialised in Western Blot manufacturing. The last number of years had seen a steady migration of customers away from using the Western Blot testing format for diagnosing Lyme Disease in favour of alternative testing platforms.  Production volumes declined steadily at the plant to the extent that it no longer made economic sense to continue.  The plant was closed on June 30, 2020.  Production of remaining products was transferred to other locations. The charge for closing the facility in 2020 was US$2.4 million which largely comprised redundancy costs, the write-off of inventory and the cost of exiting lease obligations.

Impairment charges

The Company recognized impairment charges of US$6.9 million in 2021. In 2020, the impairment charges were US$17.8 million. In accordance with the provisions of accounting standards under IFRS, a company is required to carry out impairment reviews in order to determine the appropriate carrying value of its net assets.  A number of factors impacted this calculation including cash flow projections and net asset values across each of the Group’s cash generating units, the Company’s share price at the date on which the impairment test is performed (in 2021, two tests were performed, one at June 30 and one at December 31) and the cost of capital. The impairment loss of US$5.0 million for Immco Diagnostics Inc. mainly comprised a write down of intangible assets. Trinity Biotech Do Brasil incurred an impairment loss of almost US$1.0 million (mainly comprising property, plant and equipment assets) in 2021 as this CGU continues to be impacted by the weakness of the Brazilian Real. Trinity Biotech Manufacturing Limited recorded an impairment loss of US$0.8 million relating to one development project intangible asset. Biopool US Inc. incurred an impairment loss of US$0.1 million in 2021, with a downward trend in non-Covid-19 related infectious disease revenues in U.S. being a major factor.  For further details, see Item 18, Notes 13, 14 and 18.

Operating profit

The operating profit for continuing operations was US$6.6 million for the year, which compares to an operating profit of US$0.1 million for 2020.

Net financing expenses

Net financing expense was US$5.9 million for the year-end December 31, 2021 compared to US$6.7 million in 2020.

Financial income increased by US$1.2 million from US$0.04 million for the year-end December 31, 2020 to US$1.2 million in 2021. There was a decrease of US$33,000 in bank deposit interest mainly due to lower interest rates and an increase of US$1.2 million in the income arising from the revaluation of embedded derivatives at fair value.

Financial expenses increased by US$0.3 million to US$7.1 million during 2021 due to loan origination costs of US$1.7 million incurred in 2021 relating to the new term loan from Perceptive Advisors which was drawn down in 2022. Offsetting this an expense of US$1.2 million which arose in 2020 from revaluation of embedded derivatives at fair value. The equivalent revaluation in 2021 is a gain which is recorded in financial income.

Income tax credit

The Group recorded a tax credit on continuing operations of US$0.2 million for the year ended December 31, 2021 compared to a tax credit of US$0.6 million for the year ended December 31, 2020.  The 2021 tax credit consists of US$0.2 million of current tax credit and US$0.04 million of a deferred tax charge. In 2020, the tax credit comprised US$0.4 million of current tax credit and US$0.2 million of a deferred tax credit. For further details on the Group’s tax charge please refer to Item 18, Note 9 and Note 15 to the consolidated financial statements.

Profit from continuing operations

The profit for the year from continuing operations was US$0.9 million, compared to a loss of US$6.0 million in 2020.

Loss from discontinued operations

The Cardiac Point-of-Care operation was discontinued during the year ended December 31, 2016. Expenses, gains and losses relating to the discontinuation of the Cardiac point-of-care tests operation have been eliminated from profit or loss from the Group’s continuing operations and are shown as a single line item in the Statement of Operations. The loss on discontinued operations is US$0.05 million in year ended December 31, 2021, which is mainly due to administrative expenses. The loss on discontinued operations is US$0.4 million in year ended December 31, 2020, which is mainly due to the unwinding of closure provisions and a change of estimate in relation to a tax receivable balance. For further details, see Item 18, Note 10.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

Revenues

Revenues by Product Line

Trinity Biotech’s revenues for the year ended December 31, 2020 were US$102.0 million compared to revenues of US$90.4 million for the year ended December 31, 2019, which represents an increase of US$11.6 million or 12.8%.  The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2020 US$’000	$2019 US$’000	% Change
Revenues
Clinical laboratory goods	84,280	68,127	23.7%
Clinical laboratory services	8,485	10,915	(22.3)%
Point-of-Care	9,215	11,393	(19.1)%
	101,980	90,435	12.8%

Clinical Laboratory Goods

Clinical Laboratory goods revenues increased by US$16.2 million in 2020, which represents an increase of 23.7%. The increase is mainly due to strong sales within our Covid-19 related portfolio of products, with our VTM products being the most significant contributor to revenue within that portfolio. Due mainly to the impact of Covid-19, revenues for Haemoglobins and Autoimmune products recorded decreases in 2020 compared to 2019. In our Haemoglobins business, revenues were affected by the deferral of Diabetes instrument purchases as healthcare resources were stretched by the pandemic. Autoimmune revenues were affected by fewer patients attending their doctors for consultations. Infectious Diseases revenues increased significantly due to the aforementioned Viral Transport Media sales, but this was partly offset by lower Lyme sales attributable to the continued migration away from Western Blot to other testing formats.

Clinical Laboratory Services

Our New York reference laboratory offers laboratory-testing services for autoimmune disorders, such as Sjogren’s syndrome, hearing loss, celiac disease, lupus, rheumatoid arthritis and systemic sclerosis. Revenues for the laboratory decreased by 22.3% to US$8.5 million due to lower testing volumes mainly on account of the pandemic.

Point-of-Care

Point-of-Care revenues decreased from US$11.4 million in 2019 to US$9.2 million in 2020, which is a decrease of US$2.2 million (-19.1%). This was driven by lower HIV sales in both the U.S. and Rest of World. The decline in the U.S. was attributable to the decision to exit this market in 2019, which had been in decline for a number of years, whilst Rest of World sales were lower due to logistical and testing constraints arising from Covid-19 in the second and third quarters, with normal trading patterns only being restored in the fourth quarter of 2020.

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2020 US$‘000	2019 US$‘000	% Change
Revenues
Americas	70,408	52,183	34.9%
Asia/Africa	22,567	27,686	(18.5)%
Europe	9,005	10,566	(14.8)%
Total	101,980	90,435	12.8%

In the Americas, revenues increased US$18.2 million or 34.9% mainly due to increased sales of our Viral Transport Media product which was used in the Covid-19 testing programs in USA and Canada. This increase was partly offset by (i) the decision to exit the HIV point-of-care testing market in USA during 2019, (ii) the continued migration of Lyme confirmatory testing away from Western Blot to alternative testing platforms and (iii) lower haemoglobins revenues due to the negative impact of Covid-19 in USA and Brazil and also due to a marked weakness in the Brazilian currency.

Asia/Africa revenues decreased by 18.5%, or US$5.1 million compared to 2019. The decrease is due i) to lower Point-of-Care revenues in Africa where logistical and testing constraints arose due to Covid-19 particularly in the second and third quarters and ii) a decrease in haemoglobins revenues as patients’ scheduled diabetes tests in China and our other Asian markets were cancelled or postponed due to government quarantine enforcement in response to the pandemic. Our haemoglobins customers also deferred their instrument purchases as healthcare resources were stretched by the pandemic.

In Europe, revenues decreased by 14.8% or US$1.6 million, compared to 2019. The decrease was due to lower haemoglobin A1c and infectious diseases revenues in the territory, mainly due to the reduction in patients attending their doctors for heath checks on account of the public healthcare emergency. Similar to Asia/Africa, there was a drop in haemoglobins instrument sales in Europe as customers postponed their instrument purchases due to uncertainty created by the pandemic.

Cost of sales, gross profit and gross margin

Total cost of sales increased by US$1.1 million from US$52.3 million for the year ended December 31, 2019 to US$53.4 million, for the year ended December 31, 2020, an increase of 2.1%.  This resulted in a gross profit of US$48.6 million for 2020 compared to a gross profit of US$38.1 million for 2019.  The gross margin of 47.6% in 2020 compares to a gross margin of 42.2% in 2019. This increase was largely due to the impact of strong sales within our Covid-19 related portfolio of products, fewer instrument placements (which are lower than average margin), lower depreciation and a range of cost saving measures implemented during the year.

Other operating income

Other operating income increased from US$0.09 million in 2019 to US$1.9 million in 2020. In 2020, other operating income mainly relates to funding received under the U.S. government’s Cares Act, principally its PPP. Two out of six PPP loans received by the Company were forgiven during the year. The four loans which remained unforgiven at year end, totaling US$2,905,000, are treated as short term liabilities at December 31, 2020.  In 2019, other operating income mainly comprised the provision of canteen services to third parties in Ireland. Due to Covid-19 restrictions, these services were suspended in the second quarter of 2020.

Research and development expenses

R&D expenditure recorded in the Statement of Operations decreased from US$5.3 million in 2019 to US$5.1 million in 2020. The decrease in 2020 is due to cost saving measures implemented during the year including the furloughing of employees. For details of the Company’s various R&D projects see “Research and Products under Development” below.

Selling, General & Administrative expenses

Total selling, general and administrative expenses decreased by US$1.3 million from US$27.7 million for the year ended December 31, 2019 to US$26.4 million for the year ended December 31, 2020.

Selling, general and administrative expenses excluding share-based payments and amortisation decreased from US$24.6 million for the year ended December 31, 2019 to US$24.2 million for the year ended December 31, 2020, which represents a decrease of 1.4%. The decrease of US$0.4 million is mainly attributable to:

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

The share-based payments expense represents the fair value of share options granted to directors, employees and contractors, which is charged to the statement of operations over the vesting period of the underlying options. The Group has used a trinomial valuation model for the purposes of valuing these share options with the key inputs to the model being the expected volatility over the life of the options, the expected life of the option, the option price, the dividend yield and the risk-free rate.  The Group recorded a total share-based payments charge of US$0.79 million (2019: US$0.76 million). The increase of US$0.03 million in the total share-based payments expense is mainly due to a higher number of options being in their vesting period in 2020 compared to 2019 due to options granted in 2020. The total charge is shown in the following expense headings in the statement of operations: US$0.01 million (2019: US$0.02 million) was charged against cost of sales and US$0.8 million (2019: US$0.7 million) was charged against selling, general & administrative expenses.

Amortisation decreased from US$2.4 million for the year ended December 31, 2019 to US$1.4 million for the year ended December 31, 2020. The decrease of US$1.0 million is due to the impairment recorded at December 31, 2019 which resulted in a lower carrying value for development projects and other intangible assets such as acquired technology, customer and supplier lists.

Selling, general and administrative expenses – recognition of contingent asset

In our financial statements for the year ended December 31, 2019, we disclosed a contingent asset of USD$1.2 million which had not been recognised. It was in connection with the 2019 tax audit settlement and was payable by Darnick Company. This balance was settled in the year ended December 31, 2020 and has been credited to the Statement of Operations within Selling, General and Administrative Expenses - recognition of contingent asset. The underlying amount was denominated in Euro. Due to a depreciation in the US Dollar since 2019, the US Dollar equivalent amount increased from US$1.2 million to US$1.3 million.

Selling, general and administrative expenses – tax audit settlement

In the year end December 31, 2019, a tax audit settlement of US$6.4 million arising in one of the jurisdictions in which the company operates was reached.  The settlement consisted of US$3.9 million in relation to a patent dividend scheme, which had operated via Rayville Limited from 1995 to 2010, US$1.2 million in relation to payments for CEO Services made to Darnick Company (a company controlled by the family of Ronan O’Caoimh), and US$0.08 million in relation to R&D tax credits. Penalties were US$0.3 million. Interest charges were US$1.0 million and this is shown as a financial expense. The total settlement excluding interest of US$1.0 million was US$5.4 million and this was partially offset by an existing provision of US$0.4 million, resulting in an expense of US$5.0 million. There was no tax audit settlement charge recorded in the year end December 31, 2020.

Selling, general and administrative expenses – closure costs

In 2020, management decided to close a production facility in Carlsbad, California facility which specialised in Western Blot manufacturing. The last number of years had seen a steady migration of customers away from using the Western Blot testing format for diagnosing Lyme in favour of alternative testing platforms.  Production volumes declined steadily at the plant to the extent that it no longer made economic sense to continue.  The plant was closed on June 30, 2020.  Production of remaining products was transferred to other locations in the Group. The charge for closing the facility was US$2.4 million which largely comprised redundancy costs, the write-off of inventory and the cost of exiting lease obligations.

Selling, general and administrative expenses - impairment charges

Impairment charges of US$17.8 million for the year ended December 31, 2020 are included in selling, general and administrative expenses.  In 2019, the impairment charges were US$24.3 million. In accordance with the provisions of accounting standards under IFRS, a company is required to carry out annual impairment reviews in order to determine the appropriate carrying value of its net assets.  A number of factors impacted this calculation including cash flow projections and net asset values across each of the Company’s cash generating units, the Company’s share price at December 31, 2020 and the cost of capital. Primus Corporation, which recorded an impairment loss of US$16.7 million in 2020, has been particularly impacted by the pandemic and changes to its product offering. Trinity Biotech Do Brasil also incurred a significant impairment loss in 2020 as this CGU continues to be impacted by the weakness of the Brazilian Real.

Net Financing Expense

Net financing expense was US$6.7 million for the year-end December 31, 2020 compared to US$5.9 million in 2019. Financial income decreased by US$0.7 million from US$0.7 million for the year-end December 31, 2019 to US$0.04 million in 2020. There was a decrease of US$0.4 million in bank deposit interest due to the lower cash deposits and lower interest rates and a decrease of US$0.2 million in the income arising from the revaluation of embedded derivatives at fair value.

Financial expenses increased by US$0.2 million to US$6.8 million during 2020 mainly due to an expense of US$1.2 million arising from revaluation of embedded derivatives at fair value, partly offset by non-recurring interest of US$1.0 million arising on a tax audit settlement in 2019.

Taxation

The Group recorded a tax credit on continuing operations of US$0.6 million for the year ended December 31, 2020 compared to a tax credit of US$1.0 million for the year ended December 31, 2019. The 2020 tax credit comprises US$0.5 million of current tax credit and US$0.2 million of a deferred tax credit. For further details on the Group’s tax charge please refer to Item 18, Note 9 and Note 15 to the consolidated financial statements.

Loss for the year from continuing operations

The loss for the year ended December 31, 2020 amounted to US$6.0 million, compared to a loss of US$29.0 million in 2019.

Discontinued operations

The Cardiac Point-of-Care operation was discontinued during the year ended December 31, 2016. Expenses, gains and losses relating to the discontinuation of the Cardiac point-of-care tests operation have been eliminated from profit or loss from the Group’s continuing operations and are shown as a single line item on the face of the Consolidated Statement of Operations.

The loss on discontinued operations was US$0.4 million in year ended December 31, 2020, which is mainly due to the unwinding of closure provisions and a change of estimate in relation to a tax receivable balance. The profit on discontinued operations was US$0.1 million in year ended December 31, 2019, which was mainly due to the release of Fiomi Diagnostic’s accumulated foreign currency translation reserve.

B.	Liquidity and Capital Resources

In 2021, the Group financed its operations mainly from internal sources in the form of existing cash resources and cash generated from operations. The only new external financing received in 2021 came from government-backed Covid-19 loans received by our U.S. subsidiaries.

The Group’s capital structure is a mixture of debt and equity. The Group maintains a relationship with a number of lending banks.  In 2021, the outstanding debt consisted of exchangeable notes, finance leases and government-backed Covid-19 loans.

Exchangeable Notes

The Group originally issued US$115.0 million of 30-year exchangeable senior notes in 2015. The notes are senior unsecured obligations and accrue interest at an annual rate of 4%, payable semi-annually in arrears. In August 2018, the Group purchased US$15.1 million of the exchangeable notes. The nominal amount of the debt since this purchase has been US$99.9 million. The notes are convertible into ordinary shares of the parent entity at the applicable exchange rate, at any time prior to the close of business on the second business day immediately preceding the maturity date, at the option of the holder, or repayable on April 1, 2045. The conversion rate is 47.112 ADSs per $1,000 principal amount of notes, equivalent to an exchange price of approximately $21.88 per ADS. The notes include a number of non-financial covenants, all of which were complied with at December 31, 2021.

In December 2021, Trinity Biotech entered into agreements with five holders of the exchangeable notes for the repurchase of approximately 99.7% of the outstanding notes. The agreements were conditioned on certain lending conditions being met and required shareholder approval, which was obtained in January 2022.  In January 2022, the Company paid approximately US$86.7 million to the five note holders, using funds from a new term loan from Perceptive Advisors and the Company’s own cash resources. It also issued a total of 5.3 million ADSs to the five note holders as partial consideration for the exchange of the notes.

Term loan with Perceptive Advisors

In December 2021, the Company and its subsidiaries entered into a US$81.3 million senior secured term loan credit facility (the “Term Loan”) with Perceptive Advisors (“Perceptive”), an investment manager with an expertise in healthcare.  The Term Loan was drawn down in January 2022, when the necessary shareholder approvals were obtained.

The 48-month term loan will mature in January 2026 and accrues interest at an annual rate equal to 11.25% plus the greater of (a) one-month LIBOR and (b) one percent per annum, and interest is payable monthly in arrears in cash.  The term loan does not require any amortization, and the entire unpaid balance will be payable upon maturity. The term loan can be repaid, in part or in full, at a premium before the end of the four-year term.

In connection with the Term Loan the Company agreed to issue warrants to Perceptive for 2.5 million of the Company’s ADSs.  The per ADS exercise price of the Warrants is US$1.30. The warrants are exercisable, in whole or part, until the seventh anniversary of the date of drawdown of the funding under the Term Loan.

The re-financing of the exchangeable notes in early 2022 improved the Group’s capital structure by reducing gross debt by approximately US$19 million with the Group having no material debt maturities until 2026.  In addition, the fact that the term loan can be repaid, in part or in full, before the end of the four-year term should allow the Group increased optionality regarding its future capital structure.

Government-backed Covid-19 loans

To mitigate the financial impact of the Covid-19 outbreak, the Company has availed of governmental supports.  In 2020, the Company received US$4.5 million of Paycheck Protection Program (“PPP”) loans and in 2021, a further US$1.8 million of PPP loans were received. All of the loans received under the program have been forgiven by the U.S. government before December 31, 2021 and therefore no liability for these loans exists at December 31, 2021.

In 2020, the Company received an interest-free loan of CAD$0.04 million (US$0.03 million) under the Canada Emergency Business Account (“CEBA”). The CEBA loans were provided by the Canadian Government to mitigate the financial impact of the Covid-19 outbreak. This interest-free loan is repayable by December 31, 2022.

Leases

The Group entered into sale and leaseback arrangements in 2018 with Allied Irish Bank and Wells Fargo. At December 31, 2021, the amount owed under sale and leaseback arrangements was US$0.2 million. The Group also has lease liabilities relating to right-of-use assets with lease maturities between 1 and 12 years.

Cash and cash equivalents

At December 31, 2021, the cash and cash equivalents balance was US$25.9 million. In the future, the amount of cash generated from operations will depend on a number of factors which include the following:

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

Liquidity

In the Directors’ opinion, the Group will have access to sufficient funds to support its existing operations for at least the next 12 months by utilising existing cash resources and cash generated from operations and external financing. The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments including the Covid-19 pandemic and the pending financing from the MiCo Group.

In April 2022, the Company announced a US$45.0 million strategic investment and partnership with the MiCo Group, a KOSDAQ-listed company. The investment is subject to customary Korean central bank approvals. The investment consists of an equity investment of approximately US$25.2 million (11.2 million ADSs at a price of US$2.25 per ADS) and a seven-year, unsecured junior convertible note issued by Trinity Biotech of US$20 million, with a fixed interest rate of 1.5% and an ADS conversion price of US$3.24 per ADS.  The convertible note mandatorily converts into ADS if the volume weighted average price of the Company’s ADSs is at or above US$3.24 for any five consecutive NASDAQ trading days.

It is intended that the Company will use these funds primarily to repay a portion of the Group’s US$81.25 million term loan. The Company also expects that this investment will facilitate it exploring lower cost debt funding options, in the short-term, with the aim of further reducing the company’s interest expense through refinancing the balance of the Company’s term loan at substantially lower interest rates.

Cash Flows

As at December 31, 2021, our consolidated cash and cash equivalents were US$25.9 million. Our cash and cash equivalents consist primarily of cash in bank accounts and short-term deposits.

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities.

	Year ended December 31,
	2021 US$‘000	2020 US$‘000
Net cash inflow from operating activities	13,238	23,755
Net cash outflow from investing activities	(8,691)	(10,198)
Net cash outflow from financing activities	(6,019)	(2,716)
Net (decrease)/increase in cash and cash equivalents and short-term investments	(1,472)	10,841

Operating Activities

Net cash generated from operating activities for the year ended December 31, 2021 amounted to US$13.2 million (2020: US$23.8 million), a decrease of US$10.5 million. The decrease in net cash generated from operating activities of US$10.5 million is attributable to an increase in working capital outflows of US$4.8 million and a decrease in operating cash flows before changes in working capital of US$8.2 million partially offset by a decrease in interest and taxes paid of US$2.5 million. The decrease in operating cash flows before changes in working capital is primarily driven by a lower operating profit before impairment losses during the current financial year compared with an operating loss before impairment losses during the prior year. The working capital outflow increase, when compared to the prior year, is due to an increase outflow in trade and other payables of US$12.5 million partially offset by an increase in cash inflows for trade and other receivables of US$8.7 million and increase in cash outflows for inventories of US$1.0 million.

Investing Activities

Net cash outflows from investing activities for the year ended December 31, 2021 amounted to US$8.7 million (2020: US$10.2 million) which were principally made up as follows:

•
Payments to acquire intangible assets of US$6.9 million (2020: US$7.0 million), which principally related to development expenditure capitalised as part of the Group’s on-going product development activities; and

•
Acquisition of property, plant and equipment of US$1.8 million (2020: US$3.2 million) incurred as part of the Group’s investment programme for its manufacturing and distributing activities, and placement of instruments.

Financing Activities

Net cash outflows from financing activities for the year ended December 31, 2021 amounted to US$6.0 million (2020: outflows of US$2.7 million). This outflow is due to the payment of lease liabilities (US$3.0 million) and an interest payment on the exchangeable notes (US$4.0 million), refinancing costs (US$0.8m) partially offset by the receipt of loans in 2021 under the U.S. government’s PPP (US$1.8 million). In 2020, the outflow was due to the payment of lease liabilities (US$3.2 million), an interest payment on the exchangeable notes (US$4.0 million) and partially offset by the receipt of loans in 2020 under the U.S. government’s PPP (US$4.5 million).

C.       Research and Development, Patents and Licences, etc.

For information on research and development, patents and licences see “Item 4. Information on the Company—Item 4.B Business overview.”

D.        Trend Information

The Group’s revenues decreased in 2021 mainly due to lower demand and selling prices for PCR VTM products compared to 2020 when there was exceptional demand due to limited worldwide manufacturing capacity. As the pandemic has persisted, manufacturing capacity has ramped up significantly with a consequent negative impact on selling prices in 2021.

In 2020, most of our product lines were negatively impacted by the Covid-19 pandemic. Our business relies on people attending hospitals and clinics with ailments that need to be diagnosed through testing. Due to quarantine restrictions and peoples’ fear of catching Covid-19, there was a marked decrease in 2020 in people attending hospitals and clinics.  Haemoglobins revenues reduced for both instruments and consumables with the impact being greater on diabetes (A1c) rather than on haemoglobin variant revenues. In autoimmunity, testing volumes were particularly impacted at our reference laboratory in Buffalo, New York but there were also lower product sales in all major markets.  HIV revenues in Africa were negatively impacted by logistical and testing constraints arising from COVID-19.

In 2021, there was an easing of quarantine restrictions and vaccination programs gave patients the confidence to visit their doctors again. For this reason, on a product-for-product basis, revenues outside of our Covid-19 product portfolio returned to near pre-pandemic levels in 2021.

The outlook for our Covid-19 related portfolio of products is unpredictable and will depend on numerous factors, including but not limited to, the future duration and extent of the pandemic and public health policies regarding Covid-19 testing protocols. Outside of our Covid-19 related portfolio of products, there has been a partial recovery since the second half of 2020 and this continued into 2021. We have seen some growth in other products beyond pre-pandemic levels, in particular our Sjögrens laboratory test and we expect this to continue. Overall, our business remains susceptible to the impact of COVID-19 and associated public health measures which makes it difficult to predict the future trends at this point.

E.        Critical Accounting Policies and Estimates

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

Some contracts oblige the Group to ship product to the customer ahead of the agreed payment schedule. For these shipments, a contract asset is recognised when control over the goods has transferred to the customer. The financing component is insignificant as invoicing for these shipments occurs within a short period of time after shipment has occurred and typically standard 30 day credit terms apply. Some contracts could be regarded as offering the customer a right of return. Due to the uncertainty of the magnitude and likelihood of product returns, there is a level of estimation involved in assessing the amount of revenue to be recognized for these type of contracts. In accordance with IFRS 15, when estimating the effect of an uncertainty on an amount of variable consideration to which the Group will be entitled, all information that is reasonably available, including historical, current and forecast, is considered.

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

Research and development expenditures -capitalized development costs

Under IFRS as issued by IASB, we write-off research and development expenditures as incurred, with the exception of expenditures on projects whose outcome has been assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues. Such expenditure is capitalised at cost within intangible assets and amortised over its expected useful life of 15 years, which commences when the product is launched.

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

Factors which impact our judgement to capitalise certain research and development expenditure include the degree of regulatory approval for products and the results of any market research to determine the likely future commercial success of products being developed. We review these factors each year to determine whether our previous estimates as to feasibility, viability and recovery should be changed. At December 31, 2021 the carrying value of capitalised development costs was US$17.7 million (2020: US$13.4 million) (see Item 18, Note 14 to the consolidated financial statements). The increase in 2021 was mainly due to additions of US$6.8 million.

Impairment of intangible assets and goodwill

Definite lived intangible assets are reviewed for indicators of impairment periodically while goodwill and indefinite lived assets are tested for impairment periodically, either individually or at the cash generating unit level. Factors considered important, as part of an impairment review, include the following:

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

Goodwill and other intangibles are subject to impairment testing on a periodic basis. The recoverable amount of seven cash generating units (“CGUs”) is determined based on a value-in-use computation. Among other macroeconomic considerations, the impact of the COVID-19 pandemic has been factored into our impairment testing.

The value-in-use calculations use cash flow projections based on the 2022 projections for each CGU and a further four years projections using estimated revenue and cost average growth rates of between 0% and 5%. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The pre-tax discount rates used range from 16% to 25% (2020: 16% to 44%). Refer to Item 18, Note 14 for further information.

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

The impairment testing performed during the year ended December 31, 2021 identified an impairment loss in four CGUs, namely Trinity Biotech Manufacturing Limited, Biopool US Inc, Immco Diagnostics, and Trinity Biotech Do Brasil totalling US$6.9 million.

The impairment loss of US$5.0 million for Immco Diagnostics Inc. mainly comprised a write down of intangible assets. Trinity Biotech Do Brasil incurred an impairment loss of almost US$1.0 million (mainly comprising property, plant and equipment assets) in 2021 as this CGU continues to be impacted by the weakness of the Brazilian Real. Trinity Biotech Manufacturing Limited recorded an impairment loss of US$0.8 million relating to one development project intangible asset. Biopool US Inc. incurred an impairment loss of US$0.1 million in 2021, and as in 2020 a downward trend in non-Covid-19 related infectious disease revenues in U.S. was a major factor in this impairment.  For further details, see Item 18, Notes 13, 14 and 18.

In 2020, Primus Corporation, which recorded an impairment loss of US$16.7 million in 2020, was significantly impacted by the pandemic and changes to its product offering. The impairment loss for Primus mainly comprised a write down of intangible product developments assets. Trinity Biotech Do Brasil incurred an impairment loss of US$0.9 million (mainly comprising property, plant and equipment assets) in 2020 as this CGU continues to be impacted by the weakness of the Brazilian Real. Biopool US Inc. incurred an impairment loss of US$0.2 million in 2020, with a downward trend in non Covid-19 related infectious disease revenues in U.S. being a major factor.

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and the following sensitivity analysis has been performed:

•
In the event that there was a reduction of 10% in the assumed level of future growth in revenue growth rate, which would represent a reasonably likely range of outcomes, there would be no additional impairment loss recorded at December 31, 2021.

•
In the event there was a 10% increase in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be no additional impairment loss recorded at December 31, 2021.

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write off inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2021, 2020 or 2019 which would have an impact on the carrying values of inventory during those periods, except as discussed below. At December 31, 2021 our allowance for slow moving and obsolete inventory was US$12.1 million which represents approximately 29.29% of gross inventory value. This compares with US$9.8 million, or approximately 24.45% of gross inventory value, at December 31, 2020 and US$6.7 million, or approximately 17.33% of gross inventory value, at December 31, 2019 (see Item 18, Note 17 to the consolidated financial statements). The estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory has increased between 2021 and 2020 due to declining demand for old and discontinued products and some Covid-19 specific products, and an increase in the obsolescence rate for product inventory due to a reduction in demand for certain products which has been partly impacted by Covid-19. In the case of raw materials and work in progress, the size of the provision has been based on expected future production of these products. Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$0.8 million at December 31, 2021 (2020: US$0.8 million) (2019: US$0.8 million) would result.

Allowance for impairment of receivables

We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends in assessing the expected credit loss. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected. Given the specific manner in which the allowance is calculated, there were no material changes in estimates made during 2021, 2020 or 2019 which would have an impact on the carrying values of receivables in these periods. At December 31, 2021, the allowance was US$3.0 million which represents approximately 3.2% of Group revenues. This compares with US$3.9 million at December 31, 2020 which represented approximately 3.8% of Group revenues and to US$5.4 million at December 31, 2019 which represented approximately 6.0% of Group revenues. The decrease in the allowance for impairment of receivables in the year ended December 31, 2021 was due to the write off of old receivable balances for which we had previously fully provided. In the event that the estimate of impairment was to increase or decrease by 0.5% of Group revenues, which would represent a reasonably likely range of outcomes, then a change in the allowance of US$0.5 million at December 31, 2021 (2020: US$0.5 million) (2019: US$0.5 million) would result.

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

Directors and Senior Management

Name	Age	Title
Directors
Ronan O’Caoimh	66	Chairman and Chief Executive Officer
Jim Walsh, PhD	63	Executive Director
John Gillard	41	Chief Financial Officer, Company Secretary and Executive Director
Kevin Tansley	51	Executive Director
Clint Severson	73	Non-Executive Director/Lead Director
James D. Merselis	68	Non-Executive Director
Senior Management
Simon Dunne	48	Chief Accounting Officer
Fernando Devia	59	Executive Vice President Sales
Sanjiv Suri	63	Senior Vice President Global Sales and General Manager North America
Terence Dunne, PhD	41	Business Development Director
Eibhlín Kelly	38	Chief Information Officer
Dan Goldsand	66	Vice President of Autoimmunity

On April 8, 2022 each of James Merselis, Clint Severson and Kevin Tansley tendered their resignations as directors of the Company subject to, but with effect from, closing of the MiCo transaction. For more information on the MiCo transaction, refer to Item 10 – Material Contracts.

Ronan O’Caoimh, Chairman and Chief Executive Officer, co-founded Trinity Biotech in June 1992 and acted as Chief Financial Officer until March 1994 when he became Chief Executive Officer. He was also elected Chairman in May 1995. In November 2007, it was decided to separate the role of Chief Executive Officer and Chairman and Mr O’Caoimh assumed the role of Executive Chairman. In October 2008, following the resignation of the Chief Executive Officer, Mr O’Caoimh resumed the role of Chief Executive Officer and Chairman. Prior to joining Trinity Biotech, Mr O’Caoimh was Managing Director of Noctech Limited, an Irish diagnostics company. Mr O’Caoimh was Finance Director of Noctech Limited from 1988 until January 1991 when he became Managing Director. Mr O’Caoimh holds a Bachelor of Commerce degree from University College Dublin. On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by a management agreement with Darnick Company. This arrangement ceased with effect from December 31, 2018 with Ronan O’Caoimh returning as an employee of the company.

Jim Walsh, PhD, Executive Director, initially joined Trinity Biotech in October 1995 as Chief Operations Officer. Dr Walsh resigned from the role of Chief Operations Officer in 2007 to become a Non- Executive Director of the Company. In October, 2010 Dr Walsh rejoined the company as Chief Scientific Officer. Dr Walsh transferred from this position in 2015 and focuses on Business Development activities. Prior to joining Trinity Biotech, Dr Walsh was Managing Director of Cambridge Diagnostics Ireland Limited (“CDIL”). He was employed with CDIL since 1987. Before joining CDIL he worked with Fleming GmbH as Research & Development Manager. Dr Walsh holds a PhD degree in Chemistry from University College Galway.

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

James D. Merselis, Non-Executive director, joined the board of Trinity Biotech in February 2009.  He is currently a Co-Founder and Managing Director of Synchrony Bio LLC, a healthcare-focused venture investment fund based in St. Louis, MO.  He is also a non-executive director for the following companies: Kypha Inc., a St. Louis, Missouri based diagnostic company focused on Complement assays in the diagnosis and management of patients with inflammatory diseases; Geneoscopy, a St. Louis, Missouri based company developing next generation diagnostics that leverage the power of RNA to better prevent, detect, and treat gastrointestinal disease. Mr. Merselis has more than forty years’ experience in healthcare, including twenty-two years at Boehringer Mannheim Diagnostics (now Roche Diagnostics). Mr. Merselis has led a number of healthcare diagnostic start-ups. From 2002 to 2007, he served as President and CEO of HemoSense, Inc., a point-of-care diagnostics company providing patients and physicians with rapid test results to help manage the risk of stroke with the use of Warfarin or Coumadin. During this time he successfully took the company public (AMEX:HEM) followed two years later by its acquisition by Alere (now Abbott) (NYSE:ABT). His leadership at other start-ups has included: Nexus Dx (now Samsung), Alverix, Inc. (now Becton Dickenson), and Micronics, Inc. (now SONY).

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

Terence Dunne, Business Development Director, has been employed by Trinity Biotech since 2016. Prior to joining Trinity Biotech, Mr. Dunne held various technical and management roles at EKF Diagnostics and a number of biotech start-ups. Mr. Dunne graduated from NUI Maynooth with a BSc. degree in Biotechnology in 2002, from University College Dublin with a PhD degree in Molecular Biology in 2008 and an MBA degree from UCD Smurfit Business School in 2017.

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

Dan Goldsand, Vice President of Autoimmunity, joined Trinity Biotech in February 2022 as Vice President of Autoimmunity. Prior to joining Trinity Biotech, Mr. Goldsand held a number of positions in the autoimmune industry. Mr Goldsand served as US Associate Director – Automation and US National Sales Manager, with EUROIMMUN US. Instrument Account Manager, with INOVA Diagnostics Inc, Regional Manager with Euro-Diagnostica Inc, Senior Account Executive, with Bio-Rad Laboratories, and District Sales Manager, with Fisher Healthcare.

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

B.     Compensation

The 2021 remuneration scheme was approved by the Board of Directors.

Total directors and non-executive directors’ remuneration, excluding pension and share options, for the year ended December 31, 2021 amounted to US$1,390,000. The pension charge for the year amounted to US$24,000. See Item 18, Note 11 to the consolidated financial statements. The split of directors’ remuneration set out by director is detailed in the table below:

Director	Title	Salary/ Benefits US$’000	Performance related bonus US$’000	Defined contribution pension US$’000	Total 2021 US$’000	Total 2020 US$’000
Ronan O’Caoimh	Chairman and CEO	643	—	—	643	1,052
Jim Walsh	Executive Director	20	—	—	20	38
John Gillard	Chief Financial Officer	346	227	20	593	52
Kevin Tansley	Executive Director	56	—	4	60	757
Denis R. Burger	Non-Executive director	—	—	—	—	48
James Merselis	Non-Executive director	49	—	—	49	57
Clint Severson	Non-Executive director	49	—	—	49	57
		1,163	227	24	1,414	2,061

As at December 31, 2021 there was no accrual by the Company to provide pension, retirement or similar benefits for the directors (2020: NIL).

In 2021, no ‘A’ share options were granted to the directors (2020: 8,480,000).

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

For the financial year ended December 31, 2021, our executive officers and directors, as a group (11 persons for 2021), received aggregate compensation of US$2,675,000 for services they rendered in all capacities during 2021, which amount includes base salary, bonuses and benefits in kind, excluding share options.

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

As part of the exchange agreements entered into with the five bondholders in December 2021, the Company agreed to update some of its corporate governance processes - for further details on the exchange agreements refer to Item 18, Note. 30

Indemnification of Directors and Officers

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

-	for costs and expenses incurred by that person defending proceedings, whatever their outcome.

D.    Employees

The following table details certain data on the average workforce of Trinity Biotech and its consolidated subsidiaries:

	Year Ended December 31,
	2021	2020	2019
Numbers of employees by geographic location
United States	237	310	334
Ireland	211	199	215
United Kingdom	2	3	2
Brazil	27	31	28
Total workforce	477	543	579
Numbers of employees by category of activity
Research scientists & technicians	41	52	57
Manufacturing/Operations	239	280	303
Quality Assurance	63	63	60
Finance/Administration	68	65	66
Sales & Marketing	66	83	93
Total workforce	477	543	579

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

We are committed to providing a safe work environment for our employees. We have taken necessary precautions in response to the Covid-19 outbreak, including offering employees flexibility to work from home where practical, mandatory social distancing requirements in the workplace (such as adding more space between work spaces) and provision of hand sanitizer to all employees, and improvement and optimization of our telecommuting system to support remote work arrangements.

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

As of April 15, 2022, our directors and executive officers as a group, then consisting of 12 persons, held options to purchase an aggregate of 15,431,000 ‘A’ shares (3,858,000 ADS equivalent), having exercise prices ranging from US$0.19 per ‘A’ ordinary share (US$0.77 per ADS) to US$4.36 per ‘A’ ordinary share (US$17.45 per ADS) and expiration dates ranging from 2022 to 2027.  Generally, the options vest over a three year period.

The following table sets forth certain information as of April 15, 2022, regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of ‘A’ Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Ronan O’Caoimh (3)	17,228,160	15.0%
Jim Walsh (4)	2,863,612	2.6%
John Gillard (5)	150,000	*
Kevin Tansley (6)	1,547,336	1.4%
Clint Severson (7)	878,000	*
James Merselis (8)	778,600	*
Simon Dunne (9)	210,000	*
Fernando Devia (10)	330,000	*
Sanjiv Suri (11)	280,000	*
Terence Dunne (12)	283,336	*
Dan Goldsand	-	*
Eibhlín Kelly	-	*
Executive officers and directors as a group (12 persons)	24,549,044	20.4%

*	Less than 1%

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

(2)	The percentages shown are based on ‘A’ Ordinary Shares issued and outstanding as of April 15, 2022.

(3)
Represents (a) 9,724,160 ‘A’ ordinary shares and (b) 7,504,000 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of April 15, 2022. Includes options issued to Darnick Company which in the past provided Trinity Biotech with the services of Mr. O’Caoimh as Chief Executive Officer.

(4)
Represents (a) 1,393,612 ‘A’ ordinary shares and (b) 1,470,000 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of April 15, 2022. Note that 1,393,612 ‘A’ ordinary shares of Dr Walsh’s shares are held in trust for the benefit of Dr Walsh’s immediate family.

(5)	Represents 150,000 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of April 15, 2022.

(6	Represents (a) 150,000 ‘A’ ordinary shares and (b) 1,397,336 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of April 15, 2022.

(7)	Represents (a) 288,000 ‘A’ ordinary shares and (b) 590,000 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of April 15, 2022.

(8)	Represents (a) 188,600 ‘A’ ordinary shares and (b) 590,000 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of April 15, 2022.

(9)	Represents 210,000 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of April 15, 2022.

(10)	Represents 330,000 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of April 15, 2022.

(11)	Represents 280,000 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of April 15, 2022.

(12)	Represents 283,336 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of April 15, 2022.

As of April 15, 2022, 14,071,336 (3,517,834 ADS equivalent) of the options outstanding were held by the directors of Trinity Biotech as follows:

Director/Company Secretary	Number of Options ‘A’ Shares	Number of Options ADS Equivalent	Exercise Price (Per ‘A’ Share)	Exercise Price (Per ADS)	Expiration Date of Options
Ronan O’Caoimh*	1,000,000	250,000	1.34	5.35	07/09/2024
	1,000,000	250,000	1.34	5.35	07/09/2024
	244,000	61,000	1.34	5.35	07/09/2024
	2,030,000	507,500	0.69	2.74	14/06/2026
	2,030,000	507,500	0.69	2.74	14/06/2026
	333,336	83,334	0.19	0.77	20/03/2027
	1,200,000	300,000	0.73	2.90	17/11/2027
	1,200,000	300,000	0.73	2.90	17/11/2027
Jim Walsh	53,333	13,333	2.43	9.73	24/02/2023
	53,333	13,333	2.43	9.73	24/02/2023
	53,334	13,334	2.43	9.73	24/02/2023
	360,000	90,000	1.34	5.35	07/09/2024
	360,000	90,000	1.34	5.35	07/09/2024
	30,000	7,500	1.34	5.35	07/09/2024
	280,000	70,000	0.19	0.77	20/03/2027
	280,000	70,000	0.19	0.77	20/03/2027
	40,000	10,000	0.19	0.77	20/03/2027
Kevin Tansley	340,000	85,000	1.34	5.35	07/09/2024
	340,000	85,000	1.34	5.35	07/09/2024
	184,000	46,000	1.34	5.35	07/09/2024
	266,668	66,667	0.19	0.77	20/03/2027
	266,668	66,667	0.19	0.77	20/03/2027
	266,664	66,666	0.19	0.77	20/03/2027

Director/Company Secretary	Number of Options ‘A’ Shares	Number of Options ADS Equivalent	Exercise Price (Per ‘A’ Share)	Exercise Price (Per ADS)	Expiration Date of Options

Jim Merselis	20,000	5,000	2.43	9.73	24/02/2023
	20,000	5,000	2.43	9.73	24/02/2023
	20,000	5,000	2.43	9.73	24/02/2023
	95,000	23,750	1.34	5.35	07/09/2024
	95,000	23,750	1.34	5.35	07/09/2024
	20,000	5,000	1.34	5.35	07/09/2024
	160,000	40,000	0.19	0.77	20/03/2027
	160,000	40,000	0.19	0.77	20/03/2027
	40,000	10,000	0.19	0.77	20/03/2027
Clint Severson	20,000	5,000	2.43	9.73	24/02/2023
	20,000	5,000	2.43	9.73	24/02/2023
	20,000	5,000	2.43	9.73	24/02/2023
	95,000	23,750	1.34	5.35	07/09/2024
	95,000	23,750	1.34	5.35	07/09/2024
	20,000	5,000	1.34	5.35	07/09/2024
	160,000	40,000	0.19	0.77	20/03/2027
	160,000	40,000	0.19	0.77	20/03/2027
	40,000	10,000	0.19	0.77	20/03/2027
John Gillard	150,000	37,500	0.67	2.69	23/10/2027
	150,000	37,500	0.67	2.69	23/10/2027
	150,000	37,500	0.67	2.69	23/10/2027
	150,000	37,500	0.67	2.69	23/10/2027

*Includes options issued to Darnick Company which in the past provided Trinity Biotech with the services of Mr. O’Caoimh as Chief Executive Officer.

As of April 15, 2022 the following total options were outstanding:

	Number of ‘A’ Ordinary Shares Subject to Option	Range of Exercise Price per Ordinary Share	Range of Exercise Price per ADS
Total options outstanding	15,964,662	US$0.19-US$4.36	US$0.76-US$17.44

Item 7.     Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of April 15, 2022, Trinity Biotech has outstanding 107,670,894 ‘A’ Ordinary shares (excluding treasury shares). Such totals exclude 15,964,662 shares issuable upon the exercise of outstanding options and 10,000,000 shares issuable upon the exercise of outstanding warrants.

The following table sets forth, as of April 15, 2022, the Trinity Biotech ‘A’ Ordinary Shares beneficially held by each person believed by Trinity Biotech to beneficially hold 5% or more of such shares.

Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated.

	Number of ‘A’ Ordinary Shares Beneficially Owned		Number of ADSs Beneficially Owned (1)	Percentage ‘A’ Ordinary Shares (2)	Percentage Total Voting Power
Renaissance Technologies LLC	6,274,220	(3)	1,568,555	5.8%	5.8%
Paradice Investment Management, LLC	6,172,460	(4)	1,543,115	5.7%	5.7%
Ronan O’Caoimh	17,228,160	(5)	4,307,040	15.0%	15.0%
Stonehill Capital Management LLC	9,272,872	(6)	2,318,218	8.6%	8.6%
Perceptive Credit Holdings III, LP	10,000,000	(7)	2,500,000	8.5%	8.5%

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

(3)
Based on a Schedule 13G/A filed on February 11, 2022, with the SEC by Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation. The principal business address of each of these entities is 800 Third Avenue, New York, NY 10022 United States.

(4)
Based on a Schedule 13G/A filed on February 7, 2020 by Paradice Investment Management, LLC with the SEC. The principal business address of Paradice Investment Management, LLC is 257 Fillmore Street, Suite 200, Denver, Colorado 80206 United States.

(5)
Based on information provided to the Company, the above total includes ‘A’ Ordinary shares issuable upon exercise of options issued to Darnick Company. The address of Mr. O’Caoimh is c/o Trinity Biotech plc, Bray, Co. Wicklow, Ireland.

(6)
Based on a Schedule 13G/A filed on February 4, 2022 by Stonehill Capital Management, LLC with the SEC. The principal business address of Stonehill Capital Management, LLC is 320 Park Ave., 26th Floor, New York, NY 10022 United States.

(7)	Based upon warrant agreement issued to Perceptive Credit Holdings III, LP in January 2022 in respect of 10,000,000 ‘A’ Ordinary Shares (2,500,000 ADSs).

Significant Changes in the Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table below there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019.

The following shareholders have disclosed ownership above 5% since January 1, 2019 but their ownership is below 5% as at April 15, 2022 according to their Schedule 13G filings or Irish Companies Act notifications.

	Number of ‘A’ Ordinary Shares Beneficially Owned	Number of ADSs Beneficially Owned (1)	Percentage ‘A’ Ordinary Shares (2)	Percentage Total Voting Power	Date of Filing
Whitefort Capital Master Fund, LP	2,342,280	585,570	2.2%	2.2%	February 16, 2021
Highbridge Capital Management, LLC	675,064	168,766	0.6%	0.6%	April 14, 2022

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2021.

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

The Group has also entered into lease agreements with Ronan O’Caoimh for a 43,860 square foot manufacturing facility in Bray, Ireland and an adjacent warehouse of 16,000 square feet. The annual rent for the manufacturing facility is €787,000 (US$891,000) and the annual rent for the warehouse is €144,000 (US$163,000). These two leases expire in 2028 and 2026 respectively. At the time, independent valuers advised the Group that the rent in respect of each of the leases represents a fair market rent. Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.

Beginning in Q4 2020, the Group occupied some additional space adjoining the warehouse. A sum of €90,000 (US$102,000) was accrued for rent payable to Mr O’Caoimh in relation to this additional space as at 31 December 2021.

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

Darnick Company is wholly-owned by members of Mr. O’Caoimh’s immediate family. In 2019, the relationship with Darnick was terminated and Mr O’Caoimh returned as an employee. All liabilities in relation to Darnick Company were extinguished as of December 31, 2021.

Rayville Limited, an Irish registered company, which was wholly owned by three executive directors and certain other former executives of the Group, owned all of the ‘B’ non-voting Ordinary Shares in Trinity Research Limited, one of the Group’s subsidiaries, and these ‘B’ shares were surrendered through Trinity Research Limited in 2021.

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

Item 8.     Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Export Sales

In the year ended December 31, 2021, the amount of our export sales (i.e., sales outside of Ireland) was approximately US$92,729,000 which represents 99.75% of our total sales.

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

B. Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2021.

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

Irish Law

Each of Trinity Biotech’s principal subsidiary undertakings incorporated in Ireland (refer to Item 18, Note 32) is registered as a private company limited by shares under the Companies Act 2014.  Pursuant to Irish law, Trinity Biotech must maintain a register of its shareholders. This register is open to inspection by shareholders free of charge and to any member of the public on payment of a small fee. The books containing the minutes of proceedings of any general meeting of Trinity Biotech are required to be kept in Ireland and are kept at the registered office of the Company and are open to the inspection of any member without charge. Minutes of meetings of the Board of Directors are not open to scrutiny by shareholders. Trinity Biotech is obliged to keep proper accounting records. The shareholders have no statutory right to inspect the accounting records. The only financial records, which are open to the shareholders, are the statutory financial statements, which are sent to shareholders with the annual report. Irish law also obliges Trinity Biotech to file information regarding certain events relating to the Company (such as changes to share rights, changes to the Board of Directors etc). This information is filed with the Companies Registration Office in Ireland and is open to public inspection. The Articles of Association of Trinity Biotech permit ordinary shareholders to approve corporate matters in writing provided that the relevant resolution is signed by all the members for the time being entitled to vote and attend at general meeting. A general meeting can be convened by ordinary shareholders which hold not less than 50 per cent of the paid up share capital of the Company carrying the right of voting at general meetings of the Company.  In addition, the directors of the Company are required to convene a general meeting forthwith upon the deposit of a requisition signed by ordinary shareholders holding not less than one-tenth of the paid up capital of the Company carrying the right of voting at general meetings of the Company. Trinity Biotech is generally permitted, subject to company law, to issue shares with preferential rights, including preferential rights as to voting, dividends or rights to a return of capital on a winding up of the Company. Any shareholder who complains that the affairs of the Company are being conducted or that the powers of the directors of the Company are being exercised in a manner oppressive to him or any of the shareholders (including himself), or in disregard of his or their interests as shareholders, may apply to the Irish courts for relief. Shareholders have no right to maintain proceedings in respect of wrongs done to the Company.

Directors have extensive and wide–ranging duties under Irish law.  These arise from both common law and statute (principally the Companies Act 2014, which codified a number of key fiduciary duties).  Our directors owe their duties individually and primarily to Trinity Biotech and not its shareholders (although directors are required to have regard to the interests of shareholders and employees). Those duties include duties to act in good faith in the interests of Trinity Biotech, act honestly and responsibly in the conduct of the Company’s affairs, act in accordance with the Company’s Constitution and exercise their powers only for purposes allowed by law, not use the Company’s property for their own or a third party's, benefit (unless duly authorised), not agree to restrict their power to exercise an independent judgment (subject to limited exceptions) and avoid conflicts of interests (unless they are properly released).  A director must exercise the care, skill and diligence which would be exercised in the same circumstances by a reasonable person having the knowledge and experience that (a) may reasonably be expected of a person in the same position as the director and (b) which that particular director has. When directors, as agents in transactions, make contracts on behalf of the Company, they generally incur no personal liability under these contracts. It is Trinity Biotech, as principal, which will be liable under them, as long as the directors have acted within Trinity Biotech’s objects and within their own authority. A director who commits a breach of his duties shall be liable to Trinity Biotech for any profit made by him or for any damage suffered by Trinity Biotech as a result of the breach. In addition to the above, a breach by a director of his duties may (where relevant) lead to the summary dismissal of the director, civil or criminal sanction from a Court, including penalties or imprisonment, and/or the imposition of orders restricting or disqualifying the director from acting as a director.

C. Material Contracts

Other than contracts entered into in the ordinary course of business, the following represents the material contracts entered into by the Group:

Term loan agreement with Perceptive Advisors

On December 15, 2021, the Company and its subsidiaries entered into a US$81.25 million senior secured term loan credit facility (the “Term Loan”) with Perceptive Advisors (“Perceptive”), an investment manager with an expertise in healthcare.  Proceeds from the Term Loan, along with existing cash and the issuance of new American Depository Shares (“ADS”) in the Company, were used to retire the Exchangeable Notes in January 2022. The Term Loan will mature on the fourth anniversary of the drawdown date and accrues interest at an annual rate equal to 11.25% plus the greater of (a) one-month LIBOR and (b) one percent per annum, and interest will be payable monthly in arrears in cash.  The Term Loan does not require any amortization, and the entire unpaid balance will be payable upon maturity. The Term Loan can be repaid, in part or in full, at a premium before the end of the four-year term.

The drawdown of the Term Loan by the Company was subject to a number of conditions precedent including the repayment of at least 99.7% of the Exchangeable Notes and approval by the Company’s shareholders of the Term Loan, an increase in the authorized share capital of the Company and the issuance of the Warrants.  At the Extraordinary General Meeting held on January 25, 2022, the Company’s shareholders approved all of the four resolutions put to the meeting, with each resolution being approved by at least 97% of votes cast. The term loan was drawn down on January 27, 2022.

Warrant agreement with Perceptive Advisors

On December 15, 2021, the Company agreed, subject to drawdown of the Term Loan, to issue warrants exercisable for 2,500,000 of the Company’s ADSs to Perceptive. The warrants were issued in January 2022 following the drawdown of the term loan. The per ADS exercise price of the Warrants is US$1.30, based on the lower of i) the 10-day volume weighted average price (“VWAP”) for the Company’s ADSs for the 10 business days prior to the Closing Date of the Credit Agreement for the Term Loan and ii) the 10-day VWAP for the Company’s ADSs for the 10 business days prior to the drawdown date of the funding under the Term Loan. The Warrants are exercisable, in whole or part, until the seventh anniversary of the date of drawdown of the funding under the Term Loan.

Exchange agreement with certain holders of the Exchangeable Notes

On December 15, 2021, the Company entered into exchange agreements (the “Exchange Agreements”) with five institutional investors that held approximately US$99,700,000 of the outstanding Exchangeable Notes, which are puttable by the holders to the Group, at par, in April 2022.  Under the terms of this agreement each holder agreed to exchange their Notes at a discount to par with each holder receiving $0.87 of cash and the equivalent of $0.08 of the Company’s ADS (based upon the 5-day trailing VWAP of the ADSs on NASDAQ on December 9, 2021, discounted by 13%) per $1 nominal value of the Notes.  The consummation of the Exchange Agreements was conditional upon (among other things) the approval by the Company’s shareholders of the issuance of ADSs pursuant to the Exchange Agreements and certain matters related to the drawdown of the Term Loan. At the Extraordinary General Meeting held on January 25, 2022, the Company’s shareholders approved all of the four resolutions put to the meeting, with each resolution being approved by at least 97% of votes cast. The Company retired the Notes owned by the five institutional investors on January 28, 2022.

Strategic Investment and Partnership with The MiCo Group

In April 2022, the Company announced a US$45 million strategic investment and partnership with MiCo, a KOSDAQ-listed and Korea-based company. The investment consists of an equity investment of approximately US$25.2 million (11.2 million ADSs at a price of US$2.25 per ADS) and a seven-year, unsecured junior convertible note issued by Trinity Biotech of US$20 million, with a fixed interest rate of 1.5% and an ADS conversion price of US$3.24 per ADS.  The convertible note mandatorily converts into ADS if the volume weighted average price of the Company’s ADSs is at or above US$3.24 for any five consecutive NASDAQ trading days.

The investment is subject to customary Korean central bank approvals. It is intended that the Company will use these funds primarily to repay a portion of the Company’s US$81.25 million term loan. The Company also expects that this investment will facilitate it exploring lower cost debt funding options, in the short term, with the aim of further reducing the company’s interest expense through refinancing the balance of the Company’s term loan at substantially lower interest rates.

The founder and chair of MiCo, Sun-Q Jeon, is set to become Chairperson of Trinity Biotech and Aris Kekedjian and Michael Sung Soo Kim are expected to join the Board once the investment has completed.  Current directors Kevin Tansley, Clint Severson and James Merselis will retire from the Board on completion of the investment.

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

E. Taxation

The following discussion is based on U.S. and Republic of Ireland tax law, statutes, treaties, regulations, rulings and decisions all as of the date of this annual report. Taxation laws are subject to change, from time to time, and no representation is or can be made as to whether such laws will change, or what impact, if any, such changes would have on the statements contained in this summary. No assurance can be given that proposed amendments will be enacted as proposed, or that legislative or judicial changes, or changes in administrative practice, will not modify or change the law as described herein.

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

U.S. Federal Income Tax Consequences to U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that generally would apply with respect to the ownership and disposition of Trinity Biotech ADSs, in the case of a holder of such ADSs who is a U.S. Holder (as defined below) and who holds the ADSs as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. For the purposes of this summary, a U.S. Holder is: an individual who is a citizen or tax resident of the U.S.; a corporation created or organised in or under the laws of the U.S. or any political subdivision thereof; an estate whose income is subject to U.S. federal income tax regardless of its source; or a trust that (a) is subject to the primary supervision of a court within the U.S. and control by one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary does not address all tax considerations that may be relevant with respect to an investment in ADSs. This summary does not discuss all the tax consequences that may be relevant to a U.S. Holder in light of such Holder’s particular circumstances or to U.S. Holders or other persons subject to special rules, including persons that are not U.S. Holders, broker dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax exempt organisations, regulated investment companies, non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. Dollar, persons who hold ADSs through partnerships or other pass-through entities, persons who acquired their ADSs through the exercise or cancellation of employee stock options or otherwise as compensation for services, investors that actually or constructively own 10% or more of Trinity Biotech’s shares by vote or value, and investors holding ADSs as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

If an entity treated as a partnership for U.S. federal income tax purposes owns ADSs, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. The partners in a partnership that owns ADSs should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ADSs.

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

Passive Foreign Investment Company

For U.S. federal income tax purposes, a foreign corporation is treated as a “passive foreign investment company” (or “PFIC”) in any taxable year in which, after taking into account the income and assets of the corporation and certain of its subsidiaries pursuant to the applicable “look through” rules, either (1) at least 75% of the corporation’s gross income is passive income or (2) at least 50% of the average value of the corporation’s assets is attributable to assets that produce passive income or are held for the production of passive income. Based on the nature of its present business operations, assets and income, Trinity Biotech believes that for the year 2021, it was not a PFIC. However, no assurance can be given that changes will not occur in Trinity Biotech’s business operations, assets and income that might cause it to be treated as a PFIC at some future time.

If Trinity Biotech were to become a PFIC, a U.S. Holder of ADSs would be required to allocate to each day in the holding period for such U.S. Holder’s ADSs a pro rata portion of any distribution received (or deemed to be received) by the U.S. Holder from Trinity Biotech, to the extent the distribution so received constitutes an “excess distribution,” as defined under U.S. federal income tax law. Generally, a distribution received during a taxable year by a U.S. Holder with respect to the underlying shares represented by any of the U.S. Holder’s ADSs would be treated as an “excess distribution” to the extent that the distribution so received, plus all other distributions received (or deemed to be received) by the U.S. Holder during the taxable year with respect to such underlying shares, is greater than 125% of the average annual distributions received by the U.S. Holder with respect to such underlying shares during the three preceding years (or during such shorter period as the U.S. Holder may have held the ADSs). Any portion of an excess distribution that is treated as allocable to one or more taxable years prior to the year of distribution during which Trinity Biotech was classified as a PFIC would be subject to U.S. federal income tax at the highest tax rate applicable to the U.S. Holder in the prior tax year or years to which it is allocated. The U.S. Holder also would be subject to an interest charge, in the year in which the excess distribution is made, on the amount of taxes deemed under the PFIC rules to have been deferred with respect to the excess distribution. In addition, any gain recognised on a sale or other disposition of a U.S. Holder’s ADSs, including any gain recognised on a liquidation of Trinity Biotech, would be treated in the same manner as an excess distribution. Any such gain would be treated as ordinary income rather than as capital gain.

If Trinity Biotech became a PFIC, a U.S. Holder may be eligible to make a “qualifying electing fund” (or “QEF”) election in the year Trinity Biotech first becomes a PFIC or in the year the U.S. Holder acquires the ADSs, whichever is later. This election provides for a current inclusion of Trinity Biotech’s ordinary income and capital gain income in the U.S. Holder’s U.S. taxable income. In return, any gain on sale or other disposition of a U.S. Holder’s ADSs in Trinity Biotech, if it were classified as a PFIC, would be treated as capital, and the interest penalty would not be imposed. This election is not made by Trinity Biotech, but by each U.S. Holder. In order for the U.S. Holder to maintain the election, Trinity Biotech must make available certain information, which Trinity Biotech may choose not to provide. U.S. Holders should contact their tax advisor for further information about the election.

Alternatively, if the ADSs are considered “marketable stock” a U.S. Holder may elect to “mark-to-market” its ADSs, and such U.S. Holder would not be subject to the PFIC rules described above. Instead, such U.S. Holder would generally include in income any excess of the fair market value of the ADSs at the close of each tax year over its adjusted basis in the ADSs. If the fair market value of the ADSs had fallen below the U.S. Holder’s adjusted basis at the close of the tax year, the U.S. Holder may generally deduct the excess of the adjusted basis of the ADSs over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that the U.S. Holder included in income with respect to such ADSs in prior years. Income recognised and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ADSs with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in income with respect to such ADSs in prior years). However, gain or loss from the disposition of ADSs (as to which a “mark-to-market” election was made) in a year in which Trinity Biotech is no longer a PFIC, will be capital gain or loss. The ADSs should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities.

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

Information with Respect to Foreign Financial Assets

U.S. persons that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file with their U.S. federal income tax return Form 8938, on which information about the assets, including their value, is provided. Taxpayers who fail to file the form when required are subject to penalties. An exemption from reporting applies to foreign assets held through certain financial institutions. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ADSs.

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

Trinity Biotech estimates that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Group is exposed, without making any allowance for the potential impact of such a rise on exchange rates, would be a decrease in the profit before tax for 2021 by approximately 2.2%.  This does not include any impact from the refinancing of the majority of the fixed interest rate exchange notes with the Perceptive Term Loan as this took place post December 31, 2021.

Exchange rate sensitivity

At year-end 2021, the total net liability denominated in currencies other than the US Dollar, principally the Euro, Brazilian Real, Canadian Dollar, Swedish Krona and Great British Pound was US$6,434,000.

A strengthening or weakening of the US Dollar by 10% against all the other currencies in which the Group operates, would have the approximate effect of increasing or reducing the Group’s 2021 year-end net worth by US$643,000.

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

At December 31, 2021 Group borrowings were at fixed rates of interest and consisted of US Dollar denominated exchangeable notes and Euro and US Dollar denominated finance leases. At December 31, 2021 year-end borrowings totalled US$99,156,000 (2020: US$102,625,000) (2019: US$102,174,000) at interest rates of 4.00% to 5.51% (2020: 4.00% to 5.51%) (2019: 4.00% to 5.51%). The nominal amount of the Loan Note borrowings is US$99,900,000. The first date on which holders of the Loan Note can exercise their put option is April 1, 2022. If the put option is exercised, the issuer has to repurchase the notes at par.

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$31,000 (2020: US$31,000) and would not affect the interest expense in 2021 or 2020; resulting in an increase in interest income of US$31,000 (2020: US$31,000).

As set out further in Note 30, Post Balance Sheet Events, the group refinanced the majority of the exchangeable notes in January 2022 with the Term Loan with Perceptive Advisors. In addition, the company entered into agreements with the MiCo Group with regards to investment in equity and convertible bond investment, with a combined value of approximately US$45,000,000 - See Note 30, Post Balance Sheet Events.

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro and Brazilian Real denominated expenses as a result of the movement in the exchange rate between the US Dollar and those currencies. Arising from this, where considered necessary, the Group periodically pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered Euro and Real expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cash flow hedging instruments whose objective is to cover a portion of these Euro or Real forecasted transactions. These forward contracts normally have maturities of less than one year after the balance sheet date. There were no forward contracts in place as at 31 December, 2021.

The Group had foreign currency denominated cash balances equivalent to US$6,434,000 at December 31, 2021 (2020: US$5,025,000).

Item 12.          Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable

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

Evaluation of Disclosure Controls and Procedures

The Group’s disclosure and control procedures are designed so that information required to be disclosed in reports filed or submitted under the Securities Exchange Act 1934 is prepared and reported on a timely basis and communicated to management, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934 as of the end of the period covered by this Form 20-F. The Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were effective as of December 31, 2021.

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

Management has assessed the effectiveness of internal control over financial reporting based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2021.

Since Trinity Biotech is a non-accelerated filer, our auditor, Grant Thornton, an independent registered public accounting firm, is not required to issue an attestation report on the Group’s internal control over financial reporting as of December 31, 2021.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

16 A. Audit Committee Financial Expert

Mr James Merselis is an independent director and a member of the Audit Committee. Our board of directors has determined that Mr James Merselis meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

16 B. Code of Ethics

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

16 C. Principal Accounting Fees and Services

Fees Billed by Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by our independent public accountants and the percentage of each of the fees out of the total amount billed by the accountants.

	Year ended December 31, 2021		Year ended December 31, 2020
	US$’000%		US$’000%
Audit	477	72%	495	80%
Audit-related	94	14%	-	-
Tax	89	14%	124	20%
Total	660		619

Audit services include audit of our consolidated financial statements, as well as work only the independent auditors can reasonably be expected to provide, including statutory audits. Audit related services are for assurance and related services performed by the independent auditor, including any special procedures required to meet certain regulatory requirements. Tax fees consist of fees for professional services for tax compliance and tax advice.

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

16 D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

16 E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Share Buyback

Trinity Biotech did not purchase any of its own shares during 2021 or 2020.

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

16 H. Mine Safety Disclosure

Not applicable.

16 I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Part III

Item 17	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this item.

Item 18 Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page 94 of this Annual Report. The audit report of Grant Thornton (PCAOB ID 1402), independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Trinity Biotech plc

Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of Trinity Biotech plc and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Impairment of goodwill and other long-lived assets valuation:

As at December 31, 2021 prior to impairment analysis, the goodwill and intangible assets of the Company totalled $39.8 million, property, plant and equipment of the Company totalled $8.4 million and prepayments of the Company totalled $2.5 million. The Company recognised $6.9 million impairment during the year ended December 31, 2021.

The Company’s evaluation of the carrying value of goodwill for impairment involves the comparison of the recoverable amount of goodwill of each cash generating unit (CGU) to its carrying value. The Company used the value-in-use approach, which deploys a discounted cash flow model to estimate the recoverable amount.

This requires management to make significant estimates and assumptions related to discount rates, short-term forecasts of future revenues and margins, and long-term growth rates which drive net cash flows. Changes in these assumptions could have a significant impact on the recoverable amount, the amount of any impairment charge, or both.

We identified goodwill and other long-lived assets for certain CGUs as a critical audit matter because of the significant judgements made by management to estimate the recoverable value of certain CGUs and the difference between their recoverable amounts and carrying values. We focused on CGUs where impairments were recognised in the current year, CGUs identified as sensitive by management and CGUs with a significant change in cash flow forecasts in the current year (collectively the “selected CGUs”).

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

•	We agreed the underlying cash flow forecasts to the Board-approved projections and we evaluated management’s ability to accurately forecast future revenues and margins by:

•	performing a look-back analysis and comparing actual results to management’s historical forecasts; and

•	assessing the reasonableness of the impact of new products, the COVID-19 pandemic, and other macroeconomic activity on short-term cash flows.

•	We assessed the reasonableness of the valuation model used by the Company compared to generally accepted valuation practices and accounting standards.

•	We tested the source information underlying the determination of the discount rates through use of observable inputs from independent external sources.

•	We developed independent estimates and compared those to the discount rates selected by management.

•	We compared the long-term growth rates, used by management to grow cash flows in order to calculate a terminal value, to independent external sources to assess the reasonableness of these rates.

Accounting for capitalised development costs

As discussed in Note 14 to the financial statements, the Company capitalizes certain internal development costs related to the design, development and enhancement of the Company’s products. The Company capitalized $6.8 million of internal development costs during the year ended December 31, 2021. We identified capitalization of development costs to be a critical audit matter.

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

How the critical audit matter was addressed in the audit
Our audit procedures related to the capitalization of research and development costs included the following, among others:

•
We examined the supporting documents of internally generated development costs additions in the financial year to ensure they constituted development phase costs allowable for capitalization as stipulated by accounting standards.

•
We tested the key assumptions used by management in concluding that development projects capitalized during the financial year demonstrate the required characteristics to permit capitalization, particularly the commercial and technical feasibility of on-going development projects.

•
We conducted detailed discussions with senior project personnel in charge of the developments to understand their rationale for concluding on the appropriateness of capitalization of the development phase costs and, where necessary, challenged the underlying reasoning.

•	We obtained a detailed understanding of the role of the employees in the development of the relevant projects whose salaries are capitalized.

Revenue recognition:

Revenue recognition requires judgment by qualified personnel and often varies from contract to contract. The nature of such judgments result in them being susceptible to fraud. The recognition of revenue earlier than permitted under accounting standards was a deemed key audit risk.

The core principle is that an entity will recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services, which requires the use of management judgment and gives rise to the risk of management override. Revenue is recognised in accordance with the core principle by applying a five-step model framework: 1) identify the contract(s) with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract and 5) recognise revenue when (or as) the Company satisfies a performance obligation.

We determined this as a critical audit matter due to the high subjectivity and significant management judgement on certain revenue contracts with the level of revenue recognised.

How the critical audit matter was addressed in the audit
Our audit procedures related to specific revenue contracts with high subjectivity were as follows:

•	We tested the design and operating effectiveness of operational controls (including specific controls for review of revenue recognition and year end cut-off analyses).

•	We selected a statistical sample of revenue transactions to vouch to underlying documents.

•	We examined contracts specific to samples selected and assessed revenue recognition in accordance with the accounting standards.

•	We evaluated management assumptions in recognising revenue related to the performance obligation of certain contracts with high subjectivity.

/s/ GRANT THORNTON

Dublin, Ireland

We have served as the Company’s auditor since 2008.

May 2, 2022

CONSOLIDATED STATEMENT OF OPERATIONS

		Year ended December 31
	Notes	2021 Total US$‘000	2020 Total US$‘000	2019 Total US$‘000
Revenues	2	92,965	101,980	90,435
Cost of sales		(54,888)	(53,400)	(52,315)

Gross profit		38,077	48,580	38,120
Other operating income	4	4,672	1,860	91
Research and development expenses		(4,497)	(5,080)	(5,325)
Selling, general and administrative expenses		(24,683)	(26,390)	(27,661)
Selling, general and administrative expenses – recognition of contingent asset	26	-	1,316	-
Selling, general and administrative expenses – closure costs	5	-	(2,425)	-
Selling, general and administrative expenses – tax audit settlement	6	-	-	(5,042)
Impairment charges	7	(6,944)	(17,779)	(24,295)

Operating profit/(loss)		6,625	82	(24,112)
Financial income	2,8	1,223	36	697
Financial expenses	2, 8	(7,097)	(6,751)	(6,582)

Net financing expense		(5,874)	(6,715)	(5,885)

Profit/(Loss) before tax	11	751	(6,633)	(29,997)
Total income tax credit	2, 9	178	620	1,006

Profit/(Loss) for the year on continuing operations	2	929	(6,013)	(28,991)

(Loss)/Profit for the year on discontinued operations	10	(54)	(375)	77

Profit(Loss) for the year (all attributable to owners of the parent)	2	875	(6,388)	(28,914)

Basic profit/(loss) per ADS (US Dollars) – continuing operations	12	0.04	(0.29)	(1.39)
Diluted profit/(loss) per ADS (US Dollars) – continuing operations	12	0.04	(0.29)	(1.39)

Basic profit/(loss) per ‘A’ ordinary share (US Dollars) –continuing operations	12	0.01	(0.07)	(0.35)
Diluted profit/(loss) per ‘A’ ordinary share (US Dollars) – continuing operations	12	0.01	(0.07)	(0.35)

Basic profit/(loss) per ADS (US Dollars) – group	12	0.04	(0.31)	(1.38)
Diluted profit/(loss) per ADS (US Dollars) – group	12	0.04	(0.31)	(1.38)

Basic profit/(loss) per ‘A’ ordinary share (US Dollars) – group	12	0.01	(0.08)	(0.35)
Diluted profit/(loss) per ‘A’ ordinary share (US Dollars) – group	12	0.01	(0.08)	(0.35)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31
	Notes	2021 US$‘000	2020 US$‘000	2019 US$‘000
Profit/(Loss) for the year	2	875	(6,388)	(28,914)
Other comprehensive loss
Items that will be reclassified subsequently to profit or loss
Foreign exchange translation differences		(86)	(1,360)	(167)

Other comprehensive loss		(86)	(1,360)	(167)

Total Comprehensive Profit/(Loss) (all attributable to owners of the parent)		789	(7,748)	(29,081)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31
	Notes	2021 US$‘000	2020 US$‘000
ASSETS
Non-current assets
Property, plant and equipment	13	5,918	8,547
Goodwill and intangible assets	14	35,981	33,860
Deferred tax assets	15	4,101	4,185
Derivative financial instruments	24	-	150
Other assets	16	207	355

Total non-current assets		46,207	47,097

Current assets
Inventories	17	29,123	30,219
Trade and other receivables	18	16,116	22,668
Income tax receivable		1,539	3,086
Cash and cash equivalents	19	25,910	27,327

Total current assets		72,688	83,300

TOTAL ASSETS	2	118,895	130,397

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	20	1,213	1,213
Share premium	20	16,187	16,187
Treasury shares	20	(24,922)	(24,922)
Accumulated surplus	20	12,559	10,573
Translation reserve	20	(5,379)	(5,293)
Other reserves	20	23	23

Total deficit		(319)	(2,219)

Current liabilities
Income tax payable		22	154
Trade and other payables	22	15,127	24,335
Provisions	23	50	416
Exchangeable notes and other borrowings	24	83,312	-
Lease liabilities	25	1,980	2,153

Total current liabilities		100,491	27,058

Non-current liabilities
Exchangeable notes and other borrowings	24	-	82,695
Derivative financial instruments	24	-	1,370
Lease liabilities	25	13,865	16,588
Deferred tax liabilities	15	4,858	4,905

Total non-current liabilities		18,723	105,558

TOTAL LIABILITIES	2	119,214	132,616

TOTAL EQUITY AND LIABILITIES		118,895	130,397

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital ‘A’ ordinary shares US$’000	Share premium US$’000	Treasury Shares US$’000	Translation reserve US$’000	Hedging reserves US$’000	Accumulated surplus US$’000	Total US$’000
Balance at January 1, 2019	1,213	16,187	(24,922)	(3,766)	23	55,319	44,054
Loss for the period	-	-	-	-	-	(28,914)	(28,914)
Other comprehensive income	-	-	-	(167)	-	-	(167)

Total comprehensive loss	-	-	-	(167)	-	(28,914)	(29,081)
Share-based payments	-	-	-	-	-	839	839
Adjustment on transition to IFRS 16 (Note 13)	-	-	-	-	-	(11,099)	(11,099)

Balance at December 31, 2019	1,213	16,187	(24,922)	(3,933)	23	16,145	4,713

Balance at January 1, 2020	1,213	16,187	(24,922)	(3,933)	23	16,145	4,713
Loss for the period	-	-	-	-	-	(6,388)	(6,388)
Other comprehensive income	-	-	-	(1,360)	-	-	(1,360)

Total comprehensive loss	-	-	-	(1,360)	-	(6,388)	(7,748)
Share-based payments (Note 21)	-	-	-	-	-	816	816

Balance at December 31, 2020	1,213	16,187	(24,922)	(5,293)	23	10,573	(2,219)

Balance at January 1, 2021	1,213	16,187	(24,922)	(5,293)	23	10,573	(2,219)
Profit for the period	-	-	-	-	-	875	875
Other comprehensive income	-	-	-	(86)	-	-	(86)

Total comprehensive profit/(loss)	-	-	-	(86)	-	875	789
Share-based payments (Note 21)	-	-	-	-	-	1,111	1,111

Balance at December 31, 2021	1,213	16,187	(24,922)	(5,379)	23	12,559	(319)

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	Notes	2021 US$‘000	2020 US$‘000	2019 US$‘000
Cash flows from operating activities
Profit/(Loss) for the year		875	(6,388)	(28,914)
Adjustments to reconcile net profit/(loss) to cash provided by operating activities:
Depreciation	11	1,827	1,674	2,526
Amortisation	11,14	917	1,403	2,368
Income tax credit	9	(167)	(182)	(1,006)
Financial income	8	(1,223)	(36)	(697)
Financial expense	8	7,097	6,751	6,582
Share-based payments (net of capitalized amounts)	21	1,100	792	758
Foreign exchange gains on operating cash flows		(251)	(663)	(93)
(Gain)/Loss on disposal or retirement of property, plant and equipment	11	(1)	30	17
Movement in inventory provision	17	5,589	5,059	1,567
Impairment of prepayments	7, 18	583	562	1,376
Impairment of property, plant and equipment	7, 13	2,508	1,795	6,349
Impairment of intangible assets	7, 14	3,853	15,422	16,570
Other non-cash items		(5,317)	(634)	835

Operating cash flows before changes in working capital		17,390	25,585	8,238
Decrease / (Increase) in trade and other receivables		6,236	(2,489)	445
(Increase) in inventories		(4,406)	(3,419)	(2,959)
(Decrease) / Increase in trade and other payables		(7,591)	4,994	151

Cash generated from operations		11,629	24,671	5,875
Interest paid		(11)	(48)	(1,000)
Interest received		1	104	560
Income taxes received / (paid)		1,619	(972)	(18)

Net cash generated by operating activities		13,238	23,755	5,417

Cash flows from investing activities

Payments to acquire intangible assets		(6,879)	(6,990)	(9,718)
Acquisition of property, plant and equipment		(1,812)	(3,178)	(2,118)
Disposal of property, plant and equipment		-	(30)	(17)

Net cash used in investing activities		(8,691)	(10,198)	(11,853)

Cash flows from financing activities
Proceeds from Paycheck Protection loans		1,764	4,520	-
Interest payment on exchangeable notes	29	(3,996)	(3,996)	(3,996)
Loan Origination Costs		(848)	-	-
Payment of lease liabilities	29	(2,939)	(3,240)	(3,533)

Net cash used in financing activities		(6,019)	(2,716)	(7,529)

(Decrease) / Increase in cash and cash equivalents and short term investments		(1,472)	10,841	(13,965)
Effects of exchange rate movements on cash held		55	86	88
Cash and cash equivalents and short-term investments at beginning of year		27,327	16,400	30,277

Cash and cash equivalents and short-term investments at end of year	19	25,910	27,327	16,400

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc (“the Company”) and its subsidiaries (together the “the Group”) are set out below.

i)	General information

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

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). The IFRS applied are those effective for accounting periods beginning January 1, 2021. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, in relation to the 2021 consolidated financial statements there are no differences regarding the effective date of new IFRS relevant to Trinity Biotech as issued by the IASB and as adopted by the EU. In relation to prior periods presented, none of the differences are relevant in the context of Trinity Biotech and the consolidated financial statements comply with IFRS both as issued by the IASB and as adopted by the EU.

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

At December 31, 2021, the Group had net currently liabilities. However, at the date of this report the Group’s financial position has substantially improved following the successful re-financing of the Group’s debt in early 2022. This has significantly improved the Group’s capital structure by reducing gross debt by approximately US$19 million and there are no material debt maturities until 2026. Furthermore, the investment by MiCo Group will facilitate an early repayment of a substantial portion of the debt due to Perceptive Advisors and will also facilitate the Group exploring lower cost debt funding options, in the short term, with the aim of further reducing the Group’s interest expense through refinancing the balance of the Group’s term loan at substantially lower interest rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

1.          BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

1.        BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

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

Intangible assets acquired as part of a business combination are capitalised separately from goodwill if the intangible asset meets the definition of an asset and the fair value can be reliably measured on initial recognition. Subsequent to initial recognition, these intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses (Note 1(viii)). Intangible assets with definite useful lives are reviewed for indicators of impairment annually while intangible assets with indefinite useful lives and those not yet brought into use are tested for impairment at least annually, either individually or at the cash generating unit level.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

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

(c)

there are significant barriers to new entrants in this industry. Patents and/or licences are in place for several of our products, though this is not the only barrier to entry. There is a significant cost and time to develop new products, it is necessary to obtain regulatory approval and tests are protected by proprietary know-how, manufacturing techniques and trade secrets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

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

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash generating unit level. The goodwill and indefinite-lived assets were reviewed for impairment at December 31, 2020 and December 31, 2021. See Note 14.

In-process research and development (IPR&D) is tested for impairment on an annual basis, in the periodically and always at year end, or more frequently if impairment indicators are present, using projected discounted cash flow models. If IPR&D becomes impaired or is abandoned, the carrying value of the IPR&D is written down to its revised fair value with the related impairment charge recognised in the period in which the impairment occurs. If the fair value of the asset becomes impaired as the result of unfavorable data from any ongoing or future clinical trial, changes in assumptions that negatively impact projected cash flows, or because of any other information regarding the prospects of successfully developing or commercializing our programs, we could incur significant charges in the period in which the impairment occurs. The valuation techniques utilized in performing impairment tests incorporate significant assumptions and judgments to estimate the fair value, as described above. The use of different valuation techniques or different assumptions could result in materially different fair value estimates.

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

DECEMBER 31, 2021

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

Trade receivables are amounts due from customers for products sold or services provided in the ordinary course of business. Trade and other receivables are stated at their amortised cost less impairment losses incurred. Cost approximates fair value given the short-term nature of these assets. The Group records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. Expected credit losses are recorded on all of trade receivables based on an assessment of the probability of default or delinquency in payments and the probability that debtor will enter into financial difficulties or bankruptcy.

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

DECEMBER 31, 2021

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

Some contracts oblige the Group to ship product to the customer ahead of the agreed payment schedule. For these shipments, a contract asset is recognised when control over the goods has transferred to the customer. The financing component is insignificant as invoicing for these shipments occurs within a short period of time after shipment has occurred and standard 30 day credit terms typically apply. Some contracts could be regarded as offering the customer a right of return. Due to the uncertainty of the magnitude and likelihood of product returns, there is a level of estimation involved in assessing the amount of revenue to be recognized for these types of contracts. In accordance with IFRS 15, when estimating the effect of an uncertainty on an amount of variable consideration to which the Group will be entitled, all information that is reasonably available, including historical, current and forecast, is considered.

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

DECEMBER 31, 2021

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

A majority of the revenue of the Group is generated in US Dollars. The Group’s management has determined that the US Dollar is the primary currency of the economic environment in which the Company and its subsidiaries (with the exception of the Group’s subsidiaries in Brazil, Canada and Sweden) principally operate. Thus, the functional currency of the Company and its subsidiaries (other than the Brazilian, Canadian and Swedish subsidiaries) is the US Dollar. The functional currency of the Brazilian entity is the Brazilian Real, the functional currency of the Canadian subsidiary, Nova Century Scientific Inc, is the Canadian Dollar and the functional currency of the Swedish subsidiary is the Swedish Kroner. The presentation currency of the Company and Group is the US Dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. The resulting gains and losses are included in the statement of operations. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

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

Where Euro, Brazilian Real, Canadian Dollar or Swedish Kroner amounts have been referenced in this document, their corresponding US Dollar equivalent has also been included and these equivalents have been calculated with reference to the foreign exchange rates prevailing at December 31, 2021.

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

DECEMBER 31, 2021

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

DECEMBER 31, 2021

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

The following new standards, interpretations and standard amendments became effective for the Group as of January 1, 2021 and did not result in a material impact on the Group’s results:

•	Amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and measurement
•	IFRS 7 Financial Instruments: Disclosures
•	IFRS 4 Insurance Contracts
•	IFRS 16 Leases – Interest Rate Benchmark Reform – Phase 2

The following standard amendment was issued in March 2021 effective for annual reporting periods beginning on or after 1 April 2021 with earlier application permitted:

•	Amendments to IFRS 16 – COVID-19-Related Rent Concessions beyond 30 June 2021. The amendment was adopted effective 1 January 2021 and did not result in a material impact on the Group’s results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021
2.	SEGMENT INFORMATION

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

The Group comprises two main geographical segments (i) the Americas and (ii) Rest of World - Ireland. The Group’s geographical segments are determined by the location of the Group’s assets and operations. The Group has also presented a geographical analysis of the segmental data for Ireland as is consistent with the information used by the Board of Directors.

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

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.

i)	The distribution of revenue by geographical area based on location of assets was as follows:

		Rest of World
Revenue	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2021	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	67,249	25,716	-	-	92,965
Inter-segment revenue	49,059	2,517	-	(51,576)	-

Total revenue	116,308	28,233	-	(51,576)	92,965

		Rest of World
Revenue	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2020	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	77,688	24,292	-	-	101,980
Inter-segment revenue	59,304	1,095	-	(60,399)	-

Total revenue	136,992	25,387	-	(60,399)	101,980

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
	Americas	Ireland	Other	Eliminations	Total
Year ended December 31, 2019	US$‘000	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	64,045	26,390	-	-	90,435
Inter-segment revenue	39,563	1,629	-	(41,192)	-

Total revenue	103,608	28,019	-	(41,192)	90,435

ii)	The distribution of revenue by customers’ geographical area was as follows:

Revenue	December 31, 2021 US$‘000	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Americas	57,799	70,408	52,183
Asia / Africa	25,504	22,567	27,686
Europe (including Ireland) *	9,662	9,005	10,566

	92,965	101,980	90,435

*	Revenue from customers in Ireland is not disclosed separately due to the immateriality of these revenues.

iii)	The distribution of revenue by major product group was as follows:

Revenue	December 31, 2021 US$‘000	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Clinical laboratory goods	74,700	84,280	68,127
Clinical laboratory services	7,928	8,485	10,915
Point-of-Care	10,337	9,215	11,393

	92,965	101,980	90,435

iv)	The group has recognised the following amounts relating to revenue in the consolidated statement of operations:

Revenue	December 31, 2021 US$‘000	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Revenue from contracts with customers (a)	92,965	101,980	90,435
Revenue from other sources	-	-	-

	92,965	101,980	90,435

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

2.         SEGMENT INFORMATION (CONTINUED)

(a)	Disaggregation of revenue from contracts with customers:

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following geographical areas:

Timing of revenue recognition	Americas	Ireland	Other	Total
Year ended December 31, 2021	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	66,806	25,716	-	92,522
Over time	443	-	-	443

Total	67,249	25,716	-	92,965

Timing of revenue recognition	Americas	Ireland	Other	Total
Year ended December 31, 2020	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	77,060	24,292	-	101,352
Over time	628	-	-	628

Total	77,688	24,292	-	101,980

Timing of revenue recognition	Americas	Ireland	Other	Total
Year ended December 31, 2019	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	63,300	26,390	-	89,690
Over time	745	-	-	745

Total	64,045	26,390	-	90,435

(b)	The Group derives revenue from the transfer of goods and services over time and at a point in time based on customers’ geographical area as follows:

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2021	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	57,356	25,504	9,662	92,522
Over time	443	-	-	443

Total	57,799	25,504	9,662	92,965

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

2.	SEGMENT INFORMATION (CONTINUED)

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2020	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	69,780	22,567	9,005	101,352
Over time	628	-	-	628

Total	70,408	22,567	9,005	101,980

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2019	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	51,438	27,686	10,566	89,690
Over time	745	-	-	745

Total	52,183	27,686	10,566	90,435

v)          The distribution of segment results by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2021	US$‘000	US$‘000	US$‘000	US$‘000
Result before impairment and unallocated expenses	9,276	5,084	(12)	14,348
Impairment	(6,088)	(856)	-	(6,944)

Result after impairment	3,188	4,228	(12)	7,404
Unallocated expenses *				(779)

Operating profit				6,625
Net financing expense (Note 8)				(5,874)

Profit before tax				751
Income tax credit (Note 9)				178

Profit for the year on continuing operations				929
Loss for the year on discontinued operations (Note 10)				(54)

Profit for the year				875

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2020	US$‘000	US$‘000	US$‘000	US$‘000
Result before impairment and unallocated expenses	14,495	4,264	(71)	18,688
Impairment	(17,779)	-	-	(17,779)

Result after impairment	(3,284)	4,264	(71)	909
Unallocated expenses *				(827)

Operating profit				82
Net financing expense (Note 8)				(6,715)

Loss before tax				(6,633)
Income tax credit (Note 9)				620

Loss for the year on continuing operations				(6,013)
Loss for the year on discontinued operations (Note 10)				(375)

Loss for the year				(6,388)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2019	US$‘000	US$‘000	US$‘000	US$‘000
Result before impairment and unallocated expenses	5,239	(4,334)	(108)	797
Impairment	(14,562)	(9,733)	-	(24,295)

Result after impairment	(9,323)	(14,067)	(108)	(23,498)
Unallocated expenses *				(614)

Operating loss				(24,112)
Net financing expense (Note 8)				(5,885)

Loss before tax				(29,997)
Income tax credit (Note 9)				1,006

Loss for the year on continuing operations				(28,991)
Profit for the year on discontinued operations (Note 10)				77

Loss for the year				(28,914)

*	Unallocated expenses represent head office general and administration costs of the Group, which cannot be allocated to the results of any specific geographical area.

vi)	The distribution of segment assets and segment liabilities by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2021	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	45,891	41,453	1	87,345
Unallocated assets:
Income tax assets (current and deferred)				5,640
Cash and cash equivalents and short-term investments				25,910

Total assets as reported in the Group balance sheet				118,895

Segment liabilities	12,382	101,927	25	114,334
Unallocated liabilities:
Income tax liabilities (current and deferred)				4,880

Total liabilities as reported in the Group balance sheet				119,214

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2020	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	58,164	37,632	3	95,799
Unallocated assets:
Income tax assets (current and deferred)				7,271
Cash and cash equivalents and short-term investments				27,327

Total assets as reported in the Group balance sheet				130,397

Segment liabilities	20,431	107,080	46	127,557
Unallocated liabilities:
Income tax liabilities (current and deferred)				5,059

Total liabilities as reported in the Group balance sheet				132,616

vii)
The distribution of long-lived assets, which are property, plant and equipment, goodwill and intangible assets and other non-current assets (excluding deferred tax assets and derivative financial instruments), by geographical area was as follows:

	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Rest of World – Ireland	22,617	19,927
Americas	19,489	22,835

	42,106	42,762

viii)	The distribution of depreciation and amortisation by geographical area was as follows:

	December 31, 2021 US$‘000	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Depreciation:
Rest of World – Ireland	204	127	322
Americas	1,662	1,587	2,208

	1,866	1,714	2,530

Amortisation:
Rest of World – Ireland	69	32	642
Americas	848	1,371	1,726

	917	1,403	2,368

ix)	The distribution of share-based payment expense by geographical area was as follows:

	December 31, 2021 US$‘000	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Rest of World – Ireland	1,072	722	659
Americas	28	70	99

	1,100	792	758

See Note 21 for further information on share-based payments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

2.	SEGMENT INFORMATION (CONTINUED)

x)	The distribution of taxation (expense)/credit by geographical area was as follows:
	December 31, 2021 US$‘000	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Rest of World – Ireland	540	293	831
Rest of World – Other	(2)	(8)	-
Americas	(360)	335	175

	178	620	1,006

xi)	During 2020 and 2019 there were no customers generating 10% or more of total revenues. In 2021, one customer accounted for more than 10% of total revenues.

xii)	The distribution of capital expenditure by geographical area was as follows:

	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Rest of World – Ireland	3,826	5,609
Rest of World – Other	-	-
Americas	4,776	4,317

	8,602	9,926

3.	EMPLOYMENT

The average number of persons employed by the Group is as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
Research and development	41	52	57
Administration and sales	134	148	159
Manufacturing and quality	302	343	363

	477	543	579

Employment costs charged in the Consolidated Income Statement for continuing operations are analysed as follows:

	December 31, 2021 US$‘000	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Wages and salaries	26,561	26,187	25,885
Social welfare costs	2,403	2,195	2,538
Pension costs	352	447	503
Tax settlement (Note 6)	-	-	5,094
Share-based payments	1,100	792	758
Restructuring Cost	270	388	-
Recognition of contingent asset (Note 26)	-	(1,316)	-

	30,686	28,693	34,778

Employment costs are shown net of capitalisations and Irish government wage subsidies. Total employment costs, inclusive of amounts capitalised for wages and salaries, social welfare costs and pension costs, for the year ended December 31, 2021 amounted to US$33,366,000 (2020: US$33,347,000) (2019: US$36,288,000). Total share based payments, inclusive of amounts capitalised in the balance sheet, amounted to US$1,111,000 for the year ended December 31, 2021 (2020: US$816,000) (2019: US$838,000). See Note 21 for further details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

3.	EMPLOYMENT (CONTINUED)

The Group operates defined contribution pension schemes for certain of its full time employees. The benefits under these schemes are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income amounted to US$352,000 (2020: US$447,000) (2019: US$503,000). The pension accrual for the Group at December 31, 2021 was US$47,000 (2019: US$47,000), (2019: US$43,000).

4.	OTHER OPERATING INCOME

	December 31, 2021 US$‘000	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Government supports - COVID-19	4,668	1,840	-
Other income	-	17	88
Rental income from premises	4	3	3

	4,672	1,860	91

Government supports - COVID-19 comprises funding received under the U.S. government’s Cares Act, specifically its Paycheck Protection Program and its Provider Relief Fund. Six Paycheck Protection Program (“PPP”) loans received by the Company, amounting to US$4,668,000 were forgiven during 2021. Four out of six loans were treated as short term liabilities at December 31, 2020 (refer to Note 22). In addition, the company received US$225,000 under the Provider Relief Fund in 2020. No funding was received under the Provider Relief Fund in 2021. As of December 31, 2021, all these loans were forgiven.

Other income comprises US$NIL (2020: US$17,000) for provision of canteen services to third parties in Ireland. Due to COVID-19 restrictions, these services were suspended in the second quarter of 2020.

5.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES – CLOSURE COSTS

In early 2020, management decided to close a production facility in Carlsbad, California facility which specialized in Western Blot manufacturing. The last number of years had seen a steady migration of customers away from using the Western Blot testing format for diagnosing Lyme in favour of alternative testing platforms.  Production volumes declined steadily at the plant to the extent that it no longer made economic sense to continue.  The plant was closed on June 30, 2020.  Production of remaining products was transferred to other locations in the Group.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

6.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES – TAX AUDIT SETTLEMENT (CONTINUED)

Darnick Company agreed to contribute US$1,231,000 to the above settlement and this amount was outstanding at December 31, 2019 and was treated as a contingent asset and not recognized in the 2019 financial statements. This balance was settled in the year ended December 31, 2020 and has been credited to the Statement of Operations within Selling, General and Administrative Expenses. The underlying amount was denominated in Euro. Due to a depreciation in the US Dollar since 2019, the US Dollar equivalent amount increased from US$1,231,000 to US$1,316,000. The settlement amount received by the Company was US$177,000 more than the balance owed and this overpayment is recorded as a related party current liability for the benefit of Ronan O’Caoimh as at December 31, 2020. The amount was settled by the Group in January 2021.

7.	IMPAIRMENT CHARGES

In accordance with IAS 36, Impairment of Assets, the Group carries out periodic impairment reviews of the asset valuations. A number of factors impacted this calculation including the Company’s market capitalization during the year ended 31 December 2021, the cost of capital, cash flow projections and net asset values across each of the Company’s cash generating units.

The impact of the above items on the statement of operations for the year ended December 31, 2021, December 31, 2020, December 31, 2019 was as follows:

	December	December	December
	31, 2021	31, 2020	31, 2019
	US$’000	US$’000	US$’000
Selling, general & administration expenses
Impairment of PP&E (Note 13)	2,508	1,795	6,349
Impairment of goodwill and other intangible assets (Note 14)	3,853	15,422	16,570
Impairment of prepayments (Note 18)	583	562	1,376

Total impairment loss	6,944	17,779	24,295

Income tax impact of impairment loss	-	-	148

Total impairment loss after tax	6,944	17,779	24,443

8.	FINANCIAL INCOME AND EXPENSES

	December 31, 2021 US$‘000	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Financial income:
Non-cash financial income	1,220	-	233
Interest income	3	36	464

	1,223	36	697

Financial expense:
Interest on leases	(815)	(896)	(947)
Interest on tax audit settlement (Note 6)	-	-	(1,000)
Cash interest on exchangeable notes	(3,996)	(3,996)	(3,996)
Loan origination costs	(1,638)	-	-
Non-cash interest on exchangeable notes (Note 24)	(648)	(643)	(639)
Non-cash financial expense	-	(1,216)	-

	(7,097)	(6,751)	(6,582)
Net Financing Expense	(5,874)	(6,715)	(5,885)

The Company and its subsidiaries entered into a US$81,250,000 senior secured term loan credit facility with Perceptive Advisors in December 2021. Loan origination costs of US$1,638,000 were incurred, comprising loan commitment and professional fees. These costs have been expensed in the Statement of Operations, as the term loan was subject to shareholder approval and that approval was not received until post year end. For more information on this term loan, refer to Note 30, Post Balance Sheet events.

Exchangeable note interest expense and non-cash financial income and expense relate to the exchangeable senior notes issued in 2015. For further information, refer to Note 24.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

9.	INCOME TAX CREDIT

	December 31, 2021 US$‘000	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Current tax (credit)/expense
Irish Corporation tax	(511)	(480)	(312)
Foreign taxes (a)	296	179	197
Adjustment in respect of prior years	-	(152)	(50)

Total current tax credit	(215)	(453)	(165)

Deferred tax credit (b)
Origination and reversal of temporary differences (see Note 15)	620	48	(625)
Origination and reversal of net operating losses (see Note 15)	(583)	(215)	(216)

Total deferred tax credit	37	(167)	(841)

Total income tax credit on continuing operations in statement of operations	(178)	(620)	(1,006)

Tax charge on discontinued operations (see Note 10)	12	438	-

Total tax credit	(166)	(182)	(1,006)

(a)	In 2021, the foreign taxes relate primarily to USA and Canada.
(b)
In 2021, there was a deferred tax charge of US$118,000 (2020: charge of US$53,000; 2019: credit of US$444,000) recognised in respect of Ireland and a deferred tax credit of US$81,000 (2020: credit of US$220,000;2019: credit of US$397,000) recognised in respect of overseas tax jurisdictions.

Effective tax rate	December 31, 2021	December 31, 2020	December 31, 2019
Profit/(Loss) before taxation – continuing operations (US$‘000)	751	(6,633)	(29,997)
As a percentage of loss before tax:
Current tax %	28.63%	(6.83)%	(0.55)%
Total (current and deferred) %	(23.70)%	(9.35)%	(3.36)%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

9.	INCOME TAX CREDIT (CONTINUED)

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective total tax rate for the Group:

	December 31, 2021	December 31, 2020	December 31, 2019
Irish corporation tax	12.5%	(12.5)%	(12.5)%
Effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised (a)	49.63%	24.13%	13.21%
Effect of tax rates on overseas earnings	(0.22)%	(9.92)%	(3.05)%
Effect of Irish income taxable at higher tax rate	98.68%	5.92%	0.04%
Adjustments in respect of prior years	(0.01)%	(10.66)%	(0.17)%
R&D tax credits	(79.22)%	(11.00)%	(2.69)%
Other items (b)	(105.06)%	4.68%	1.80%

Effective tax rate	(23.70)%	(9.35)%	(3.36)%

(a)
No deferred tax asset was recognised because there was no reversing deferred tax liability in the same jurisdiction reversing in the same period and insufficient future projected taxable income in the same jurisdiction.

(b)

Other items comprise items not chargeable to tax/expenses not deductible for tax purposes. In 2021, this mainly comprises the income from the Paycheck Protection Program loans which is not chargeable for tax purposes.

The distribution of profit/(loss) before taxes by geographical area was as follows:

	December 31, 2021 US$‘000	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Rest of World – Ireland	1,862	296	(20,318)
Rest of World – Other	3,939	3,304	4,760
Americas	(5,050)	(10,233)	(14,439)

	751	(6,633)	(29,997)

At December 31, 2021, the Group had unutilised net operating losses for continuing operations as follows:

	December 31, 2021 US$‘000	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Rest of World – Ireland	68,132	78,700	73,754
Rest of World – Other	1,000	2,185	-
Americas	4,761	4,313	6,823

	73,893	85,198	80,577

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

9.	INCOME TAX CREDIT (CONTINUED)

At December 31, 2021, the Group had unrecognised deferred tax assets in respect of unused tax losses and unused tax credits as follows:

	December 31, 2021 US$‘000	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Rest of World – Ireland – unused tax losses	9,272	12,514	12,062
Rest of World – Other – unused tax losses	279	546	-
Americas – unused tax losses	5,891	1,466	5,259
Americas – unused tax credits	3,368	2,862	493

Unrecognised deferred tax asset	18,810	17,388	17,814

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

DECEMBER 31, 2021

10.	(LOSS)/PROFIT FOR THE YEAR ON DISCONTINUED OPERATION (CONTINUED)

In 2018, taxes paid to the Swedish tax authorities were recovered and there was a resulting tax credit of US$590,000. In 2021, closure costs of US$42,000 were incurred and a tax charge of US12,000 was expensed due to a change of estimate.

The operating loss for the Cardiac point-of-care tests operation in Sweden and the (loss)/profit on re-measurement of its assets and liabilities are summarised as follows:

	December 31, 2021 US$‘000	December 31, 2020 US$‘000	December 31, 2019 US$‘000
(Loss)/Profit on re-measurement of assets and liabilities:
Closure provision	(42)	127	(8)
Foreign currency translation reserve	-	(64)	85
Tax (expense)/credit	(12)	(438)	-

Total (loss)/profit	(54)	(375)	77
(Loss)/Profit for the year from discontinued operations	(54)	(375)	77

Basic earnings per ordinary share – discontinued operations

Basic (loss)/earnings per ordinary share for discontinued operations is computed by dividing the loss after taxation on discontinued operations of US$54,000 (2020: loss US$375,000) (2019: profit US$77,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue. As at December 31, 2021, this amounted to 83,606,810 shares (2020: 83,606,810 shares) (2019: 83,606,810 shares), see note 12 for further details.

Diluted earnings per ordinary share – discontinued operations

Diluted (loss)/earnings per ordinary share for discontinued operations is computed by dividing the loss after taxation on discontinued operations of US$54,000 (2020: profit US$375,000) (2019: profit US$77,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 106,518,650 (2020: 105,024,732) (2019: 101,870,064), see note 12 for further details. Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. Therefore, diluted loss per ADS in accordance with IFRS is equal to basic earnings per ADS.

Earnings per ADS

In June 2005, Trinity Biotech adjusted its ADS ratio from 1 ADS: 1 ordinary share to 1 ADS: 4 ordinary shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic (loss)/earnings per ADS for discontinued operations is computed by dividing the loss after taxation on discontinued operations of US$54,000 (2020: loss US$375,000) (2019: profit US$77,000) for the financial year by the weighted average number of ADS in issue of 20,901,703 (2020: 20,901,703) (2019: 20,901,703), see note 12 for further details.

Diluted (loss)/earnings per ADS for discontinued operations is computed by dividing the loss after taxation on discontinued operations of US$54,000 (2020: loss US$375,000) (2019: profit US$77,000) for the financial year, by the diluted weighted average number of ADS in issue of 26,629,663 (2020: 25,256,183) (2019: 25,467,517), see note 12 for further details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

10.	(LOSS)/PROFIT FOR THE YEAR ON DISCONTINUED OPERATION (CONTINUED)

	December 31, 2021	December 31, 2020	December 31, 2019
Basic earnings/(loss) per ADS (US Dollars) – discontinued operations	0.00	(0.02)	0.00
Diluted earnings/(loss) per ADS (US Dollars) – discontinued operations	0.00	(0.02)	0.00
Basic earnings/(loss) per ‘A’ share (US Dollars) – discontinued operations	0.00	0.00	0.00
Diluted earnings/(loss) per ‘A’ share (US Dollars) – discontinued operations	0.00	0.00	0.00

Cash flows

The cash flows attributable to discontinued operations are as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
	US$000	US$000	US$000
Cash flows from operating activities	(40)	(22)	(5)

There were no cash flows from investing or financing activities attributable to discontinued operations for the years ended December 31, 2021, 2020 or 2019.

11.	PROFIT/LOSS BEFORE TAX

The following amounts were charged / (credited) to the statement of operations:

	December 31, 2021 US$‘000	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Directors’ emoluments (including non- executive directors):
Remuneration	1,390	2,020	1,238
Pension	24	41	42
Share based payments	986	678	624
Auditor’s remuneration
Audit fees	549	533	523
Tax fees	77	146	172
Other non-audit fees	31	25	-
Depreciation*	1,827	1,674	2,526
Amortisation (Note 14)	917	1,403	2,368
(Gain)/Loss on the disposal of property, plant and equipment	(1)	30	17
Net foreign exchange differences	(789)	583	(179)

*
Note that US$39,000 (2020: US$40,000) (2019: US$4,000) of depreciation was capitalised to research and development projects during 2021 in line with the Group’s capitalisation policy for Intangible projects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

12.	PROFIT/(LOSS) PER SHARE

Basic earnings per ordinary share

Basic earnings/(loss) per ordinary share for the group is computed by dividing the profit after taxation of US$875,000 (2020: loss of US$6,388,000) (2019: loss of US$28,914,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue. Basic earnings/(loss) per ordinary share for continuing operations is computed by dividing the profit after taxation for continued operations of US$929,000 (2020: loss of US$6,013,000) (2019: loss of US$28,991,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue.

As at December 31, 2021, this amounted to 83,606,810 shares (2020: 83,606,810 shares) (2019: 83,606,810 shares).

	December 31, 2021	December 31, 2020	December 31, 2019
‘A’ ordinary shares	83,606,810	83,606,810	83,606,810

Basic earnings per share denominator	83,606,810	83,606,810	83,606,810

Reconciliation to weighted average earnings per share denominator:
Number of ‘A’ ordinary shares at January 1 (Note 20)	96,162,410	96,162,410	96,162,410
Weighted average number of shares issued during the year*	-	-	-
Weighted average number of treasury shares	(12,555,600)	(12,555,600)	(12,555,600)

Basic earnings per share denominator	83,606,810	83,606,810	83,606,810

* The weighted average number of shares issued during the year is calculated by taking the number of shares issued multiplied by the number of days in the year each share is in issue, divided by 365 days.

Diluted earnings per ordinary share

Diluted earnings/(loss) per ordinary share for the group is computed by dividing the adjusted profit after tax of US$4,299,000 (2020: loss of US$533,000) (2019: loss of US$24,512,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 106,518,650 (2020: 105,024,732) (2019: 101,870,064). Diluted earnings/(loss) per ordinary share for continuing operations is computed by dividing the adjusted profit on continuing operations of US$4,353,000 (2020: loss of US$158,000) (2019: loss of US$24,590,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 106,518,650 (2020: 105,024,732) (2019: 101,870,064). The adjusted profit after tax on continuing operations is computed by adding back the interest expense, accretion interest and movements in the fair value of the derivatives on the exchangeable notes to the loss after taxation for continuing operations.

Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. Therefore, diluted loss per ordinary share in accordance with IFRS would be equal to basic loss per ordinary share when a loss occurs.

The basic weighted average number of ordinary shares for the Group may be reconciled to the number used in the diluted earnings per ordinary share calculation as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
Basic earnings per share denominator (see above)	83,606,810	83,606,810	83,606,810
Issuable on exercise of options and warrants	4,648,586	3,154,668	-
Issuable on conversion of exchangeable notes	18,263,254	18,263,254	18,263,254

Diluted earnings per share denominator	106,518,650	105,024,732	101,870,064

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

12.	PROFIT/(LOSS) PER SHARE (CONTINUED)
The profit/(loss) after tax for the year may be reconciled to the amount used in the diluted earnings per ordinary share calculation as follows:

	December 31, 2021 US$‘000	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Profit/(Loss) after tax for the year	875	(6,388)	(28,914)
Non-cash financial (income)/expense (Note 8)	(1,220)	1,216	(233)
Cash interest expense (Note 8)	3,996	3,996	3,996
Non-cash interest on exchangeable notes (Note 8)	648	643	639

Adjusted profit/(loss) after tax	4,299	(533)	(24,512)

Earnings per ADS

In June 2005, Trinity Biotech adjusted its ADS ratio from 1 ADS: 1 ordinary share to 1 ADS: 4 ordinary shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic earnings per ADS for the Group is computed by dividing the profit after taxation of US$875,000 (2020: loss of US$6,388,000) (2019: loss of US$28,914,000) for the financial year by the weighted average number of ADS in issue of 20,901,703 (2020: 20,901,703) (2019: 20,901,703). Basic earnings per ADS for continuing operations is computed by dividing the profit after taxation of US$929,000 (2020: loss of US$6,013,000) (2019: loss of US$28,991,000) for the financial year by the weighted average number of ADS in issue of 20,901,703 (2020: 20,901,703) (2019: 20,901,703).

	December 31, 2021	December 31, 2020	December 31, 2019
ADS	20,901,703	20,901,703	20,901,703

Basic earnings per share denominator	20,901,703	20,901,703	20,901,703

Reconciliation to weighted average earnings per share denominator:
Number of ADS at January 1 (Note 20)	24,040,602	24,040,602	24,040,602
Weighted average number of shares issued during the year*	-	-	-
Weighted average number of treasury shares	(3,138,899)	(3,138,899)	(3,138,899)

Basic earnings per share denominator	20,901,703	20,901,703	20,901,703

Diluted earnings per ADS for the Group is computed by dividing the adjusted profit after taxation of US$4,299,000 (2020: loss of US$533,000) (2019: loss of US$24,512,000) for the financial year, by the diluted weighted average number of ADS in issue of 26,629,663 (2020: 26,256,183) (2019:25,467,517).

Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. Therefore, diluted earnings/(loss) per ADS in accordance with IFRS would be equal to basic loss per ADS when a loss occurs.

*The weighted average number of shares issued during the year is calculated by taking the number of shares issued multiplied by the number of days in the year each share is in issue, divided by 365 days.

The basic weighted average number of ADS shares for the Group may be reconciled to the number used in the diluted earnings per ADS share calculation as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
Basic earnings per share denominator (see above)	20,901,703	20,901,703	20,901,703
Issuable on exercise of options and warrants	1,162,146	788,666	-
Issuable on conversion of exchangeable notes	4,565,814	4,565,814	4,565,814

Diluted earnings per share denominator	26,629,663	26,256,183	25,467,517

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

13.	PROPERTY, PLANT AND EQUIPMENT

	Land & Buildings US$‘000	Leasehold Improvements US$‘000	Computer & Office Equipment US$‘000	Plant & Equipment US$‘000	Total US$‘000
Cost
At January 1, 2020	24,269	3,005	4,292	38,676	70,242
Additions	8	41	96	2,766	2,911
Disposals or retirements	-	(299)	(66)	(5,758)	(6,123)
Exchange adjustments	10	(77)	(13)	(1,845)	(1,925)

At December 31, 2020	24,287	2,670	4,309	33,839	65,105

At January 1, 2021	24,287	2,670	4,309	33,839	65,105
Additions	46	126	144	1,392	1,708
Disposals or retirements	-	(186)	(255)	(2,410)	(2,851)
Reallocations/ reclassifications	-	-	-	-	-
Exchange adjustments	1	(18)	2	(484)	(499)

At December 31, 2021	24,334	2,592	4,200	32,337	63,463

Accumulated amortisation and Impairment losses
At January 1, 2020	(18,493)	(2,037)	(3,682)	(36,740)	(60,952)
Charge for the year	(783)	(146)	(181)	(604)	(1,714)
Impairment losses as at December 31, 2020	(347)	(78)	(180)	(1,190)	(1,795)
Disposals or retirements	-	299	84	5,590	5,973
Exchange adjustments	(6)	78	13	1,845	1,930

At December 31, 2020	(19,629)	(1,884)	(3,946)	(31,099)	(56,558)

At January 1, 2021	(19,629)	(1,884)	(3,946)	(31,099)	(56,558)
Charge for the year	(628)	(149)	(115)	(974)	(1,866)
Disposals or retirements	-	186	255	2,410	2,851
Impairment losses	(1,196)	(279)	(98)	(935)	(2,508)
Reallocations/ reclassifications	-	-	-	-	-
Exchange adjustments	21	(5)	(46)	566	536

At December 31, 2021	(21,432)	(2,131)	(3,950)	(30,032)	(57,545)

Carrying amounts
At December 31, 2021	2,902	461	250	2,305	5,918

At December 31, 2020	4,658	786	363	2,740	8,547

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

13.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

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

US$000
Right-of-use assets cost at transition before impairment	21,185
Impairment adjustment on transition	(11,099)

Right-of-use assets value at transition after impairment	10,086

Additional information on the right-of-use assets by class of assets is as follows:

	Carrying amount	Depreciation Charge	Impairment Charge
	At December 31, 2021	Year ended December 31, 2021	Year ended December 31, 2021
	US$000	US$000	US$000
Buildings	2,549	(609)	(1,089)
Computer equipment	23	(5)	-
Plant and Equipment	-	-	-

	2,572	(614)	(1,089)

	Carrying amount	Depreciation Charge	Impairment Charge
	At December 31, 2020	Year ended December 31, 2020	Year ended December 31, 2020
	US$000	US$000	US$000
Buildings	4,200	(673)	(347)
Computer equipment	3	(4)	-
Plant and Equipment	-	(70)	(154)

	4,203	(747)	(501)

Income from sub-letting right-of-use buildings amounted to US$3,000 in the year ended December 31, 2021 (2020: US$3,000).

Right-of-Use assets at 31 December 2021	No. of Right-of-Use leased assets	Range of remaining term in years	Average remaining lease term (years)	No. of Leases with extension options	No. of Leases with options to purchase	No. of leases with variable payments linked to index	No. of leases with termination options
Building	11	1 to 12	3	1	-	2	4
Vehicle	16	1 to 3	2	-	16	-	16
I.T. and office equipment	2	1 to 5	4	-	-	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

13.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
Right-of-Use assets at 31 December 2020	No. of Right-of-Use leased assets	Range of remaining term in years	Average remaining lease term (years)	No. of Leases with extension options	No. of Leases with options to purchase	No. of leases with variable payments linked to index	No. of leases with termination options
Building	12	1 to 13	4	1	-	2	4
Vehicle	16	1 to 3	2	-	16	-	16
I.T. and office equipment	10	1 to 2	1	-	-	-	1

The details of the impairment review are described in Note 14. When an impairment loss is identified in a cash generating unit, it must be first allocated to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. In this manner, an impairment loss of US$2,508,000 was allocated to property, plant and equipment as at December 31, 2021 (2020: US$1,795,000). The recoverable amount of property, plant and equipment was determined to be the value in use of each cash generating unit.

Assets held under operating leases (where the Company is the lessor)

The Company has a number of assets included in plant and equipment which generate operating lease revenue for the Group. The net book value of these assets as at December 31, 2021 and 2020 is US$Nil following full write down of the assets due to group impairment (refer to Note 14). Depreciation charged on these assets in 2021 amounted to US$27,000 (2020: US$21,000).

Property, plant and equipment under construction

There were no assets under construction included in property, plant and equipment at December 31, 2021 (2020: US$Nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

14.	GOODWILL AND INTANGIBLE ASSETS

	Goodwill US$‘000	Development costs US$‘000	Patents and licences US$‘000	Other US$‘000	Total US$‘000
Cost
At January 1, 2020	81,689	156,377	9,951	34,266	282,283
Additions	-	6,896	30	89	7,015
Disposals or retirements	(2,507)	(34,318)	(1,034)	(1,044)	(38,903)
Exchange adjustments	-	22	-	-	22

At December 31, 2020	79,182	128,977	8,947	33,311	250,417

At January 1, 2021	79,182	128,977	8,947	33,311	250,417
Additions	-	6,771	102	21	6,894
Disposals or retirements	-	(14,576)	(342)	(134)	(15,052)
Exchange adjustments	-	1	-	-	1

At December 31, 2021	79,182	121,173	8,707	33,198	242,260

Accumulated amortisation and Impairment losses
At January 1, 2020	(69,098)	(133,599)	(9,819)	(26,113)	(238,629)
Charge for the year	-	(959)	(5)	(439)	(1,403)
Disposals or retirements	2,507	34,318	1,034	1,044	38,903
Impairment losses	-	(15,287)	-	(135)	(15,422)
Exchange adjustments	-	(6)	-	-	(6)

At December 31, 2020	(66,591)	(115,533)	(8,790)	(25,643)	(216,557)

At January 1, 2021	(66,591)	(115,533)	(8,790)	(25,643)	(216,557)
Charge for the year	-	(482)	(7)	(428)	(917)
Disposals or retirements	-	14,573	342	132	15,047
Impairment losses	(54)	(2,053)	(106)	(1,640)	(3,853)
Exchange adjustments	-	1	-	-	1

At December 31, 2021	(66,645)	(103,494)	(8,561)	(27,579)	(206,279)

Carrying amounts
At December 31, 2021	12,537	17,679	146	5,619	35,981

At December 31, 2020	12,591	13,444	157	7,668	33,860

Included within development costs are costs of US$7,994,000 which were not amortised in 2021 (2020: US$6,980,000). These development costs are not being amortised as the projects to which the costs relate were not fully complete at December 31, 2021 or at December 31, 2020. As at December 31, 2021 these projects are expected to be completed during the period from January 1, 2022 to December 31, 2024 at an expected further cost of approximately US$5,857,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

14.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The following represents the costs incurred during each period presented for each of the principal development projects:

Product Name	2021 US$’000	2020 US$’000
Premier Instrument for Haemoglobin A1c testing	2,538	1,359
HIV screening rapid test	1,488	2,278
COVID tests	1,320	467
Autoimmune Smart Reader	550	666
Mid-tier haemoglobins instrument	303	243
Tri-stat point-of-care instrument	245	203
Uni-gold raw material stabilisation	144	-
Sjögrens tests	88	99
Uni-Gold antigen improvement	-	556
Syphilis point-of-care test	-	618
Column enhancement	-	151
Other projects	95	256
Total capitalised development costs	6,771	6,896

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

DECEMBER 31, 2021

14.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Impairment testing for intangibles including goodwill and indefinite lived assets

Goodwill and other intangibles are subject to impairment testing on a periodic basis. The recoverable amount of seven CGUs is determined based on a value-in-use computation. Among other macroeconomic considerations, the impact of the COVID-19 pandemic has been factored into our impairment testing.

The value-in-use calculations use cash flow projections based on the 2022 projections for each CGU and a further four years projections using estimated revenue and cost average growth rates of between 0% and 5%. At the end of the five year forecast period, terminal values for each CGU, based on a long term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The pre-tax discount rates used range from 16% to 25% (2020: 16% to 44%).

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

2021 impairment test

The impairment tests performed at June 30, 2021 and at December 31, 2021 identified an impairment loss in three CGUs, Immco Diagnostics Inc, Trinity Biotech Do Brasil and Biopool US Inc. A specific impairment loss on an intangible asset owned by Trinity Biotech Manufacturing Limited was also incurred in 2021.

The table below sets forth the impairment loss recorded for each of the CGU’s:

	December 31, 2021	December 31, 2020
	US$’000	US$’000

Immco Diagnostics Inc	4,979	-
Trinity Biotech Manufacturing Limited	856	-
Trinity Biotech Do Brasil	956	919
Biopool US Inc.	153	154
Primus Corp	-	16,706

Total impairment loss	6,944	17,779

The carrying value of the intangible assets for the COVID-19 antibody rapid test was written off in full in the year ended December 31, 2021 and is included in the total impairment charge in the table above. This product development was an asset of Trinity Biotech Manufacturing Limited and the impairment charge recorded for this asset was US$856,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

14.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The COVID-19 antibody rapid test was submitted to the FDA under an Emergency Use Authorisation (“EUA”) application. The FDA informed the Company that given the volume of EUA requests it has received, it was not currently prioritising this type of serological test for review and thus would not review an EUA application for the test at this time. The Company has examined other potential pathways to regulatory approval to allow US sales of this test, but it is expected that these would require significant additional investment. Due to the advent and widespread adoption of COVID-19 vaccines since this antibody test was envisaged and the focus of public health authorities on using evidence of vaccination rather than the presence of antibodies as proof of immunity, the Company now expects that the use for such tests will be limited and thus the potential revenues from the sales of this product to be minimal. Given this current limited market demand for such antibody tests, the Company decided not to devote additional investment to this test and the full costs to date for the development of the rapid test was written off. Instead, the Company is focusing its resources on a COVID-19 antigen test for which we expect a much larger market.

Immco Diagnostics Inc., which recorded the largest impairment loss of any CGU in this financial year, has been particularly impacted by the pandemic and changes to its product offering.

The table below sets forth the breakdown of the impairment loss for each class of asset:

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Goodwill and other intangible assets (see Note 14)	3,853	15,422
Property, plant and equipment (see Note 13)	2,508	1,795
Prepayments (see Note 18)	583	562

Total impairment loss	6,944	17,779

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and the following sensitivity analysis has been performed:

•
In the event that there was a reduction of 10% in the assumed level of future growth in revenue growth rate, which would represent a reasonably likely range of outcomes, there would be  no additional impairment loss recorded at December 31, 2021.

•
In the event there was a 10% increase in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be no additional impairment loss recorded at December 31, 2021.

Significant Goodwill and Intangible Assets with Indefinite Useful Lives

CGUs or combinations of CGUs for which the carrying amount of goodwill is significant for the purposes of impairment testing periodically, in comparison with the Group’s total carrying amount of goodwill are those where the percentage is greater than 20% of the total.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

14.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The additional disclosures required for the CGU with significant goodwill are as follows:

Fitzgerald Industries	December 31, 2021	December 31, 2020
Carrying amount of goodwill (US$’000)	12,591	12,591
Discount rate applied (real pre-tax)	19.66%	19.98%
Excess value-in-use over carrying amount (US$’000)	3,496	7,915
% EBITDA would need to decrease for an impairment to arise	18.15%	31.98%
Long-term growth rate	2.0%	2.0%

The key assumptions and methodology used in respect of this CGU are consistent with those described above. The assumptions and estimates used are specific to the individual CGU and were derived from a combination of internal and external factors based on historical experience.

Intangible Assets with Indefinite Useful lives (included in other intangibles)	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Fitzgerald Industries International CGU
Fitzgerald trade name	970	970
RDI trade name	560	560
Primus Corporation CGU
Primus trade name	365	365
Immco Diagnostic CGU
Immco Diagnostic trade name	2,069	2,938
Total	3,964	4,833

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

In 2020, an impairment loss of US$135,000 was allocated against the Primus trade name as the carrying value of the CGU’s net assets exceeded its discounted future cashflows. In 2021, an impairment loss of US$869,000 was allocated against the Immco Diagnostic trade name as the carrying value of the CGU’s net assets exceeded its discounted future cashflows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

15.       DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities of the Group are attributable to the following:

	Assets		Liabilities		Net
	2021 US$’000	2020 US$’000	2021 US$’000	2020 US$’000	2021 US$’000	2020 US$’000
Property, plant and equipment	477	733	(11)	(9)	466	724
Intangible assets	-	-	(3,969)	(4,072)	(3,969)	(4,072)
Inventories	620	750	-	-	620	750
Provisions	1,871	2,159	-	-	1,871	2,159
Tax value of loss carry-forwards	1,016	433	-	-	1,016	433
Other items	117	110	(878)	(824)	(761)	(714)

Deferred tax assets/(liabilities)	4,101	4,185	(4,858)	(4,905)	(757)	(720)

The deferred tax asset in 2021 is mainly due to deductible temporary differences relating to provisions, loss carry-forwards, property, plant and equipment and the elimination of unrealised intercompany inventory profit. In 2021, the deferred tax asset decreased by US$84,000 mainly due to a reduction in deductible temporary differences principally attributable to property, plant and equipment, provisions and inventories.

The deferred tax liability is caused by the net book value of non-current assets being greater than the tax written down value of non-current assets, temporary differences due to the acceleration of the recognition of certain charges in calculating taxable income permitted in Ireland and the US. The deferred tax liability decreased by US$47,000 in 2021, principally because of the impairment of intangible assets on which the deferred tax liabilities were recognised.

Deferred tax assets and liabilities are only offset when the entity has a legally enforceable right to set off current tax assets against current tax liabilities and where the intention is to settle current tax liabilities and assets on a net basis or to realise the assets and settle the liabilities simultaneously. At December 31, 2021 and at December 31, 2020 no deferred tax assets and liabilities are offset as it is not certain as to whether there is a legally enforceable right to set off current tax assets against current tax liabilities and it is also uncertain as to what current tax assets may be set off against current tax liabilities and in what periods.

Most temporary differences are expected to reverse after 2023.

Movement in temporary differences during the year

	Balance January, 1 2021	Recognised in income	Balance December 31, 2021
	US$’000	US$’000	US$’000
Property, plant and equipment	724	(258)	466
Intangible assets	(4,072)	103	(3,969)
Inventories	750	(130)	620
Provisions	2,159	(288)	1,871
Tax value of loss carry-forwards	433	583	1,016
Other items	(714)	(47)	(761)

	(720)	(37)	(757)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

15.       DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

	Balance January, 1 2020	Recognised in income	Balance December 31, 2020
	US$’000	US$’000	US$’000
Property, plant and equipment	1,018	(294)	724
Intangible assets	(6,099)	2,027	(4,072)
Inventories	642	108	750
Provisions	3,622	(1,463)	2,159
Tax value of loss carry-forwards	216	217	433
Other items	(286)	(428)	(714)

	(887)	167	(720)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised by the Group in respect of the following items:

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Capital losses	8,293	8,293
Net operating losses	73,893	85,198
US alternative minimum tax credits	1,704	1,848
Other temporary timing differences	21,301	21,878
US state credit carry-forwards	1,664	802

	106,855	118,019

There was a decrease of US$11,164,000 in the unrecognised deferred tax assets during the year ended December 31, 2021. The above amounts are the gross values and have not been tax effected.

16.	OTHER NON-CURRENT ASSETS

	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Finance lease receivables (see Note 18)	151	291
Other assets	56	64

	207	355

The Group leases instruments as part of its business. For details of future minimum finance lease receivables with non-cancellable terms, please refer to Note 18.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

17.	INVENTORIES

	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Raw materials and consumables	13,650	12,168
Work-in-progress	5,546	5,169
Finished goods	9,927	12,882

	29,123	30,219

All inventories are stated at the lower of cost or net realisable value. Total inventories for the Group are shown net of provisions of US$12,063,000 (2020: US$9,781,000) (2019: US$6,716,000). Cost of sales in 2021 includes inventories expensed of US$49,299,000 (2020: US$48,342,000), (2019: US$50,748,000).

The movement on the inventory provision for the three year period to December 31, 2021 is as follows:

	December 31, 2021 US$‘000	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Opening provision at January 1	9,781	6,716	6,299
Charged during the year	5,589	5,179	1,567
Utilised during the year	(3,307)	(1,994)	(1,150)
Released during the year	-	(120)	-

Closing provision at December 31	12,063	9,781	6,716

During 2021, US$Nil (2020: US$120,000), (2019: US$Nil) of inventory provision relating to net realisable value was released to the statement of operations following a current year review of inventory usage.

After January 27, 2022, the assets of the Group are pledged as security for the term loan from Perceptive Advisors. Refer to Note 30, Post Balance Sheet events.

18.	TRADE AND OTHER RECEIVABLES

	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Trade receivables, net of impairment losses	13,290	20,025
Prepayments	1,945	1,159
Contract assets	739	1,177
Value added tax	-	92
Finance lease receivables	142	215

	16,116	22,668

Trade receivables are shown net of an impairment losses provision of US$2,986,000 (2020: US$3,922,000) (see Note 28). Prepayments are shown net of impairment of US$583,000 (2020: US$562,000) (see Note 7).

Contract assets have decreased compared to the prior year as the Group shipped less product to customers with cost per test contracts in the last part of the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

18.	TRADE AND OTHER RECEIVABLES (CONTINUED)
Long-term contract receivable

(i) Finance lease commitments – Group as lessor

The Group leases instruments as part of its business. Future minimum receivables with non-cancellable terms are as follows:

	December 31, 2021 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	292	150	142
Between one and five years (Note 16)	310	159	151

	602	309	293

	December 31, 2020 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	415	200	215
Between one and five years (Note 16)	591	300	291

	1,006	500	506

The Group classified future minimum lease receivables between one and five years of US$151,000 (2020: US$291,000) as Other Assets, see Note 16. Under the terms of the lease arrangements, no contingent rents are receivable.

(ii) Operating lease commitments – Group as lessor

The Group leases instruments under operating leases as part of its business.

Future minimum rentals receivable under non-cancellable operating leases are as follows:

	December 31, 2021
	US$‘000
	Instruments	Total
Less than one year	3,953	3,953
Between one and five years	171	171

	4,124	4,124

	December 31, 2020
	US$‘000
	Instruments	Total
Less than one year	2,767	2,767
Between one and five years	171	171

	2,938	2,938

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

19.	CASH AND CASH EQUIVALENTS

	December 31, 2021 US$’000	December 31, 2020 US$’000
Cash at bank and in hand	22,790	24,209
Short-term deposits	3,120	3,118

Cash and cash equivalents	25,910	27,327

20.	CAPITAL AND RESERVES

Share capital

	Class ‘A’ Ordinary shares	Class ‘A’ Ordinary shares
In thousands of shares	2021	2020
In issue at January 1	96,162	96,162
Issued for cash	-	-

In issue at December 31	96,162	96,162

	ADS	ADS
In thousands of ADSs	2021	2020
Balance at January 1	24,041	24,041
Issued for cash	-	-

Balance at December 31	24,041	24,041

	Class ‘A’ Treasury shares	Class ‘A’ Treasury shares
In thousands of shares	2021	2020
Balance at January 1	12,556	12,556
Purchased during the year	-	-

Balance at December 31	12,556	12,556

	ADS Treasury shares	ADS Treasury shares
In thousands of ADSs	2021	2020
Balance at January 1	3,139	3,139
Purchased during the year	-	-

Balance at December 31	3,139	3,139

The Group had authorised share capital of 200,700,000 ‘A’ ordinary shares of US$0.0109 each (2020: 200,700,000 ‘A’ ordinary shares of US$0.0109 each) as at December 31, 2021. The Group did not issue any shares from the exercise of employee options and did not repurchase any ‘A’ ordinary shares under its share buyback program in either 2020 or 2021. No dividends have been paid in the last five years. The last dividend paid was in respect of the 2014 financial year.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign currency denominated operations of the Group since January 1, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

20.	CAPITAL AND RESERVES (CONTINUED)

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions entered into but not yet crystallised. The hedging reserve is shown within Other Reserves in the Consolidated Statement of Financial Position.

Treasury shares
During 2021, the Group did not purchase any (2020: nil) (2019: nil) ‘A’ Ordinary shares (2019: nil ADS’s) (2019: nil ADS’s) ‘Treasury shares’.

21.	SHARE OPTIONS

Options

Under the terms of the Company’s Employee Share Option Plans, options to purchase 18,727,990 ‘A’ Ordinary Shares (4,681,998 ADS’s) were outstanding at December 31, 2021. Under these Plans, options are granted to officers, employees and consultants of the Group at the discretion of the Compensation Committee (designated by the Board of Directors), under the terms outlined below.

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

Contractual life
The term of an option is determined by the Board, Compensation Committee and Remuneration Committee provided that the term may not exceed a period of between seven to ten years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with the Group (or one year after such termination because of death or disability) except where a longer period is approved by the Board of Directors. Under certain circumstances involving a change in control of the Group, the Compensation Committee may accelerate the exercisability and termination of options

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

21.	SHARE OPTIONS (CONTINUED)

The number and weighted average exercise price of share options and warrants per ordinary share is as follows (as required by IFRS 2, this information relates to all grants of share options and warrants by the Group):

	Options and warrants	Weighted- average exercise price US$	Range US$
	‘A’ Ordinary Shares	Per ‘A’ Ordinary Share	Per ‘A’ Ordinary Share
Outstanding January 1, 2019	10,908,200	1.83	0.67 –4.36
Granted	4,370,000	0.68	0.46 –0.78
Exercised	-	-	-
Expired / Forfeited	(2,974,210)	2.25	0.66 –4.23

Outstanding at end of year	12,303,990	1.31	0.46 –4.36

Exercisable at end of year	6,622,667	1.73	1.24 –4.36

Outstanding January 1, 2020	12,303,990	1.31	0.46 –4.36
Granted	9,100,000	0.38	0.19 –1.10
Exercised	-	-	-
Expired / Forfeited	(1,918,000)	2.14	0.19-4.21

Outstanding at end of year	19,485,990	0.79	0.19-4.36

Exercisable at end of year	7,959,323	1.27	0.66-4.36

Outstanding January 1, 2021	19,485,990	0.79	0.19-4.36
Granted	-	-	-
Exercised	-	-	-
Expired / Forfeited	(758,000)	1.07	0.19-4.21

Outstanding at end of year	18,727,990	0.78	0.19-4.36

Exercisable at end of year	13,401,322	0.93	0.19-4.36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

21.	SHARE OPTIONS (CONTINUED)

	Options and warrants	Weighted- average exercise price US$	Range US$
	‘ADS’ Equivalent	Per ‘ADS’	Per ‘ADS’
Outstanding January 1, 2019	2,727,050	7.32	2.68 - 17.44
Granted	1,092,500	2.72	1.83 – 3.10
Exercised	-	-	-
Expired / Forfeited	(743,552)	8.99	2.64 – 16.92

Outstanding at end of year	3,075,998	5.24	1.83–17.45

Exercisable at end of year	1,655,667	6.92	4.95 –17.45

Outstanding January 1, 2020	3,075,998	5.24	1.83–17.45
Granted	2,275,000	1.52	0.77 - 4.41
Exercised	-	-	-
Expired / Forfeited	(479,500)	8.56	0.77 - 16.84

Outstanding at end of year	4,871,498	3.15	0.77 - 17.45

Exercisable at end of year	1,989,831	5.08	2.64 –17.45

Outstanding January 1, 2021	4,871,498	3.15	0.77 - 17.45
Granted	-	-	-
Exercised	-	-	-
Expired / Forfeited	(189,500)	4.28	0.76 - 16.84

Outstanding at end of year	4,681,998	3.12	0.76-17.44

Exercisable at end of year	3,350,331	3.72	0.76-17.44

There were no share options exercised during 2021, 2020 or 2019.

The opening share price per ‘A’ Ordinary share at the start of the financial year was US$0.95 or US$3.81 per ADS (2020: US$0.27 or US$1.07 per ADS) (2019: US$0.57 or US$2.29 per ADS) and the closing share price at December 31, 2021 was US$0.36 or US$1.43 per ADS (2020: US$0.95 or US$3.81 per ADS) (2019: US$0.26 or US$1.03 per ADS). The average share price for the year ended December 31, 2021 was US$0.77 per ‘A’ Ordinary share or US$3.07 per ADS.

A summary of the range of prices for the Company’s stock options for the year ended December 31, 2021 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.19-US$0.99	13,000,006	0.48	3.54	7,960,004	0.55	2.92
US$1.00-US$2.05	5,228,000	1.34	0.79	4,941,334	1.35	0.99
US$2.06- US$2.99	439,984	2.53	0.03	439,984	2.53	0.04
US$3.00 -US$4.36	60,000	4.17	0.00	60,000	4.17	0.00

	18,727,990			13,401,322

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

21.	SHARE OPTIONS (CONTINUED)

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.77-US$3.96	3,250,002	1.94	3.54	1,990,001	2.19	2.92
US$4.00-US$8.20	1,307,000	5.36	0.79	1,235,334	5.40	0.99
US$8.24- US$11.96	109,996	10.13	0.03	109,996	10.13	0.04
US$12.00 -US$17.45	15,000	16.67	0.00	15,000	16.67	0.00

	4,681,998			3,350,331

A summary of the range of prices for the Company’s stock options for the year ended December 31, 2020 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.19-US$0.99	13,260,006	0.48	4.14	2,106,673	0.69	1.44
US$1.00-US$2.05	5,664,000	1.34	1.11	5,290,667	1.35	2.44
US$2.06- US$2.99	499,984	2.52	0.05	499,984	2.52	0.13
US$3.00 -US$4.36	62,000	4.17	0.00	62,000	4.17	0.01

	19,485,990			7,959,324

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.77-US$3.96	3,315,002	1.92	4.17	526,668	2.76	1.44
US$4.00-US$8.20	1,416,000	5.36	1.10	1,322,667	5.40	2.44
US$8.24- US$11.96	124,996	10.08	0.05	124,996	10.08	0.13
US$12.00 -US$17.45	15,500	16.68	0.00	15,500	16.68	0.01

	4,871,498			1,989,831

The weighted-average remaining contractual life of options outstanding at December 31, 2021 was 4.35 years (2020: 5.32 years).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

21.	SHARE OPTIONS (CONTINUED)

Charge for the year under IFRS 2

The charge for the year is calculated based on the fair value of the options granted which have not yet vested.

The fair value of the options is expensed over the vesting period of the option. US$1,100,000 was charged to the statement of operations in 2021, (2020: US$792,000), (2019: US$758,000) split as follows:

	December 31, 2021 US$‘000	December 31, 2020 US$‘000	December 31, 2019 US$‘000
Share-based payments – cost of sales	5	12	26
Share-based payments – selling, general and administrative	1,095	780	732

Total – continuing operations	1,100	792	758
Share-based payments – discontinued operations	-	-	-

Total	1,100	792	758

The total share based payments charge for the year was US$1,111,000 (2020: US$816,000) (2019: US$839,000). However, a total of US$11,000 (2020: US$24,000) (2019: US$80,000) of share based payments was capitalised in intangible development project assets during the year.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a trinomial model. There were no share options issued during 2021. The following are the input assumptions used in determining the fair value of share options granted in 2021, 2020 and 2019:

	Key management personnel	Other employees	Key management personnel	Other employees	Key management personnel	Other employees
	2021	2021	2020	2020	2019	2019
Weighted average fair value at measurement date per ‘A’ share / (per ADS)	- / -	- / -	US$0.20 / (US$0.80)	US$0.27 / (US$1.08)	US$0.14 / (US$0.56)	US$0.25 / (US$1.02)

Total ‘A’ share options granted / (ADS’s equivalent)	- / -	- / -	8,480,000 / (2,120,000)	620,000 / (155,000)	4,060,000 / (1,015,000)	310,000 / (77,500)

Weighted average share price per ‘A’ share / (per ADS)	- / -	- / -	US$0.38 / (US$1.52)	US$0.48 / (US$1.96)	US$0.46 / (US$1.84)	US$0.64 / (US$2.53)

Weighted average exercise price per ‘A’ share / (per ADS)	- / -	- / -	US$0.38 / (US$1.52)	US$0.48 / (US$1.96)	US$0.69 / (US$2.74)	US$0.64 / (US$2.53)

Weighted average expected volatility	-%	-%	66.98%	65.89%	51.18%	47.31%

Weighted average expected life	-	-	4.34	4.35	4.15	4.42

Weighted average risk free interest rate	-%	-%	0.44%	0.42%	1.84%	2.23%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021
21.	SHARE OPTIONS (CONTINUED)

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

22.	TRADE AND OTHER PAYABLES

	December 31, 2021 US$’000	December 31, 2020 US$’000
Trade payables	6,763	7,103
Payroll taxes	398	688
Employee related social insurance	130	344
Accruals and other liabilities	7,595	8,850
Deferred income	141	4,445
Deferred government grants	69	-
Other payables	31	-
Government COVID-19 loans (Note 4)	-	2,905

	15,127	24,335

Deferred income has reduced in 2021 as there was a lower amount of sales under customer contracts which could be regarded as offering the customer a right of return (for more information on the deferral of revenue, refer to Note 31, Revenue Recognition).

Government COVID-19 loans comprises funding received under the U.S. government’s Cares Act, specifically its Paycheck Protection Program. All loans received under the Paycheck Protection Program (“PPP”) have been forgiven during the year.

Included in Accruals and other liabilities at December 31, 2020 was US$194,000 relating to contracted licence payments and at December 31, 2021 this number is US$Nil. A related party current liability for the benefit of Ronan O’Caoimh, at December 31 2020 was US$177,000 and at December 31, 2021 is US$Nil (refer to Note 26 (e) for more information).

Other payable

Other payables relates to an interest-free loan received under the Canada Emergency Business Account (“CEBA”). The CEBA loans were provided by the Canadian Government to mitigate the financial impact of the Covid-19 outbreak. This interest-free loan is repayable by December 31, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

23.	PROVISIONS

	December 31, 2021 US$’000	December 31, 2020 US$’000
Product warranty provision	50	50
Other provisions	-	366
	50	416

During 2021 and 2020 the Group experienced no significant product warranty claims. However, the Group believes that it is appropriate to retain a product warranty provision to cover any future claims. The provision at December 31, 2021 represents the estimated cost of product warranties, the exact amount which cannot be determined. US$50,000 represents management’s best estimate of these obligations at December 31, 2021.

Other provisions relates to claims and contingencies for which there is no liability existing at December 31, 2021.

24.	EXCHANGEABLE NOTES AND OTHER BORROWINGS

The carrying value of exchangeable senior notes and other borrowings is as follows:

	December 31, 2021 US$’000	December 31, 2020 US$’000
Current liabilities
Exchangeable senior notes	83,312	-

Total current liabilities	83,312	-

	December 31, 2021 US$’000	December 31, 2020 US$’000
Non-Current liabilities
Exchangeable senior notes	-	82,664
Other borrowings	-	31
Total value of embedded derivatives – liability	-	1,370

Total non-current liabilities	-	84,065

Exchangeable senior notes

The exchangeable senior notes have been presented within current liabilities at December 31, 2021 as the Company does not have an unconditional right to defer settlement of the exchangeable notes for at least 12 months after the reporting period due to the existence of a put option which allows the holders to put the exchangeable notes to the issuer at par on April 1, 2022. This accounting treatment of the exchangeable notes is required by IAS 1.

On December 15, 2021, Trinity Biotech agreed terms with 5 holders of the exchangeable notes for the repurchase of approximately 99.7% of the outstanding notes. The agreement was conditional on certain lending conditions being met and required shareholder approval, which was obtained in January 2022.  In respect of the company’s financial position as at December 31, 2021, the agreement to repurchase the exchangeable notes is a non-adjusting event under IAS 10. For more information on the retiring of the exchangeable notes, refer to Note 30, Post Balance Sheet events.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

24.	EXCHANGEABLE NOTES AND OTHER BORROWINGS (CONTINUED)

The Group originally issued US$115,000,000 of exchangeable senior notes in 2015, which will mature on April 1, 2045, subject to earlier repurchase, redemption or exchange. The notes are senior unsecured obligations and accrue interest at an annual rate of 4%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2015.

The notes are convertible into ordinary shares of the parent entity at the applicable exchange rate, at any time prior to the close of business on the second business day immediately preceding the maturity date, at the option of the holder, or repayable on April 1, 2045. The conversion rate is 47.112 ADSs per $1,000 principal amount of notes, equivalent to an exchange price of approximately $21.88 per ADS. The exchange rate is subject to adjustment upon the occurrence of certain events but will not be adjusted for any accrued and unpaid interest. The notes include a number of non-financial covenants, all of which were complied with at December 31, 2021.

In August 2018, the Group purchased US$15,100,000 of the exchangeable notes, at a rate of 79.75 cents in the Dollar. The amount paid was US$12,042,000 plus accrued interest of US$205,000. The gain on the purchase was US$468,000 and this was shown within selling, general and administrative expenses in the statement of operations for the year ended December 31, 2018. The nominal amount of the debt after the purchase is US$99,900,000.

The movement in the Exchangeable senior notes is as follows:

	December 31, 2021 US$’000	December 31, 2020 US$’000
Balance at 1 January	82,664	82,021
Accretion interest (Note 8)	648	643

	83,312	82,664

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

The embedded derivatives are summarised as follows:

	December 31, 2021 US$’000	December 31, 2020 US$’000
Non-current assets
Exchangeable note bond call option	-	150

Non-current liabilities
Exchangeable note equity conversion option	-	1,370
Exchangeable note bond put option	-	-

	-	1,370

Total value of embedded derivatives – net liability	-	1,220

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

24.	EXCHANGEABLE NOTES AND OTHER BORROWINGS (CONTINUED)

Financial income in the consolidated statement of operations for the year includes US$1,220,000 (2020 financial expense: US$1,216,000) arising from the revaluation of embedded derivatives at fair value at December 31, 2021.

This liability will accrete back to its nominal value of US$99,900,000 at the end of the full term of the debt maturity in 2045 using an effective interest rate methodology. Financial expense in the consolidated statement of operations for the year includes US$648,000 (2020: US$643,000) of accretion interest.

Other borrowings

Other borrowings relates to an interest-free loan received under the Canada Emergency Business Account (“CEBA”). The CEBA loans were provided by the Canadian Government to mitigate the financial impact of the Covid-19 outbreak. This interest-free loan is repayable by December 31, 2022.

25.	LEASE LIABILITIES

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

Lease liabilities

Lease liabilities are payable as follows:

	December 31, 2021 US$’000	December 31, 2020 US$’000
Current liabilities
Lease liabilities related to Right of Use assets	1,878	2,054
Sale and leaseback liabilities	102	99

	1,980	2,153

Non-Current liabilities
Lease liabilities related to Right of Use assets	13,790	16,407
Sale and leaseback liabilities	75	181
	13,865	16,588

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

25.	LEASE LIABILITIES (CONTINUED)

	December 31, 2021 US$’000			December 31, 2021 US$’000
	Lease liabilities related to Right of Use assets			Sale and leaseback Liabilities
	Minimum lease payments	Interest	Principal	Minimum lease payments	Interest	Principal
Less than one year	2,575	697	1,878	109	7	102
In more than one year, but not more than two	2,175	621	1,554	77	2	75
In more than two years but not more than five	5,985	1,469	4,516	-	-	-
more than five years	8,992	1,272	7,720	-	-	-

	19,727	4,059	15,668	186	9	177

	December 31, 2020 US$’000			December 31, 2020 US$’000
	Lease liabilities related to Right of Use assets			Sale and leaseback liabilities
	Minimum lease payments	Interest	Principal	Minimum lease payments	Interest	Principal
Less than one year	2,877	823	2,054	111	12	99
In more than one year, but not more than two	2,644	730	1,914	111	7	104
In more than two years but not more than five	6,621	1,765	4,856	79	2	77
more than five years	11,389	1,752	9,637	-	-	-

	23,531	5,070	18,461	301	21	280

Lease payments not recognised as a liability

No short term lease expenses were incurred for the year ended December 31, 2021. In 2020 the Group elected not to recognise a lease liability for short term leases (leases with an expected term of 12 months or less) or for leases of low value assets. Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognised as lease liabilities and are expensed as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

25.	LEASE LIABILITIES (CONTINUED)

Terms and debt repayment schedule

The terms and conditions of outstanding interest bearing loans and borrowings at December 31, 2021 are as follows:

Facility	Currency	Nominal interest rate	Year of maturity	Fair Value	Carrying Value
Sale and leaseback liabilities	Euro	4.53%	2023	65	65
Sale and leaseback liabilities	USD	5.51%	2023	111	111

Total interest-bearing loans and borrowings				176	176

The terms and conditions of outstanding interest bearing loans and borrowings at December 31, 2020 are as follows:

Facility	Currency	Nominal interest rate	Year of maturity	Fair Value	Carrying Value
Sale and leaseback liabilities	Euro	4.53%	2023	106	106
Sale and leaseback liabilities	USD	5.51%	2023	174	174

Total interest-bearing loans and borrowings				280	280

The total paid in respect of lease liabilities in the year ended December 31, 2021 was US$2,938,000 (2020: US$3,240,000).

26.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

The Group has capital commitments authorised and contracted for of US$440,000 as at December 31, 2021 (2020: US$156,000).

(b)	Leasing Commitments

The Group’s leasing commitments are shown in Note 25.

(c)        Bank Security

At December 31, 2021, the Group’s sale and leaseback borrowings were at fixed rates of interest and consisted Euro and USD denominated borrowings, refer to Note 28. The banks providing the financing have a charge over the equipment for which the borrowing pertains.

(d)	Group Company Guarantees

Pursuant to the provisions of Section 357, Irish Companies Act, 2014, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, Trinity Research Limited, Benen Trading Limited and Trinity Biotech Financial Services Limited subsidiary undertakings in the Republic of Ireland, for the financial year to December 31, 2021 and, as a result, these subsidiary undertakings have been exempted from the filing provisions of Section 357, Irish Companies Act, 2014. Where the Company enters into these guarantees of the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the company will be required to make a payment under the guarantee. The Company does not enter into financial guarantees with third parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

26.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(e)	Contingent Asset

In the 2019 financial statements, a contingent asset of US$1,231,000 was disclosed in connection with the 2019 tax audit settlement payable by Darnick Company. This balance was settled in the year ended December 31, 2020 and has been credited to the Statement of Operations within Selling, General and Administrative Expenses. The underlying amount was denominated in Euro. Due to a depreciation in the US Dollar since 2019, the US Dollar equivalent amount increased from US$1,231,000 to US$1,316,000. The settlement amount received by the Company was US$177,000 more than the balance owed and this overpayment is recorded as a related party current liability for the benefit of Ronan O’Caoimh as at December 31, 2020. The amount was settled by the Group in January 2021. There are no contingent assets as of December 31, 2021 (2020: US$Nil).

(f)	Government Grant Contingencies

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at December 31, 2021. However, if the income were to become repayable, the maximum amounts repayable as at December 31, 2021 would amount to US$3,095,000 (2020: US$3,130,000).

To mitigate the financial impact of the Covid-19 outbreak, the Company has availed of governmental supports.  In 2020, the Company received US$4.5 million of Paycheck Protection Program (“PPP”) loans and in 2021, a further US$1.8 million of PPP loans were received. All of the loans received to date under the program have been forgiven by the US government before December 31, 2021 and therefore no liability for these loans exists at December 31, 2021.

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

The following is a description of our related party transactions since January 1, 2021.

The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech, and directly with Mr O’Caoimh, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

27.	RELATED PARTY TRANSACTIONS (CONTINUED)

The Group has entered into an agreement for a 25-year lease with JRJ for offices that adjacent to its then premises at IDA Business Park, Bray, Co. Wicklow, Ireland. The annual rent of €381,000 (US$432,000) is payable from January 1, 2004. Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.

The Group has also entered into lease agreements with Ronan O’Caoimh for a 43,860 square foot manufacturing facility in Bray, Ireland and an adjacent warehouse of 16,000 square feet. The annual rent for the manufacturing facility is €787,000 (US$891,000) and the annual rent for the warehouse is €144,000 (US$163,000). These two leases expire in 2028 and 2026 respectively. At the time, independent valuers advised the Group that the rent in respect of each of the leases represents a fair market rent. Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.

Beginning in Q4 2020, the Group occupied some additional space adjoining the warehouse. A sum of €90,000 (US$102,000) was accrued for rent payable to Mr O’Caoimh in relation to this additional space as at 31 December 2021.

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

Compensation of key management personnel of the Group

At December 31, 2021 the key management personnel of the Group were made up of the four executive directors; Mr. Ronan O’Caoimh, Dr Jim Walsh, Mr. John Gillard and Mr. Kevin Tansley. Compensation for the year ended December 31, 2021 of these personnel is detailed below:

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Short-term employee benefits	1,065	1,274
Performance related bonus	227	584
Post-employment benefits	24	41
Share-based compensation benefits	965	626

	2,281	2,525

The amounts disclosed in respect of directors’ emoluments in Note 11 includes non-executive directors’ fees of US$98,000 (2020: US$162,000) and share-based compensation benefits of US$21,000 (2020: US$51,000). Total directors’ remuneration is also included in “personnel expenses” (Note 3) and “Profit before tax” (Note 11). In 2021, share-based compensation benefits included in Note 11 exclude capitalised amounts of US$Nil (2020: US$Nil). The performance bonuses for Mr. Gillard in respect of fiscal year 2021 have been accrued as at December 31, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

27.	RELATED PARTY TRANSACTIONS (CONTINUED)

Directors’ interests in the Company’s shares and share option plan

	‘A’ Ordinary Shares	Share options
At January 1, 2021	9,077,706	17,394,004
Shares of retired director	-	-
Options of retired director	-	(656,000)
Shares purchased during the year	-	-
Shares sold during the year	-	-
Granted	-	-
Expired / forfeited	-	-

At December 31, 2021	9,077,706	16,738,004

	‘A’ Ordinary Shares	Share options
At January 1, 2020	9,077,709	10,414,004
Shares of retired director	-	-
Options of retired director	-	-
Shares purchased during the year	-	-
Shares sold during the year	-	-
Granted	-	8,480,000
Expired / forfeited	-	(1,500,000)

At December 31, 2020	9,077,706	17,394,004

Rayville Limited, an Irish registered company, which was wholly owned by three executive directors and certain other former executives of the Group, owned all of the ‘B’ non-voting Ordinary Shares in Trinity Research Limited, one of the Group’s subsidiaries, and these ‘B’ shares were surrendered through Trinity Research Limited in 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021
28.	CAPITAL AND FINANCIAL RISK MANAGEMENT

Capital Management

The Group’s policy is to maintain a strong capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors earnings per share as a measure of performance, which the Group defines as profit after tax divided by the weighted average number of shares in issue.

At December 31, 2021 the Group has no bank loans, it maintains a relationship with a number of lending banks and Trinity Biotech is listed on the NASDAQ, which allows the Group to potentially raise funds through equity financing. In 2015, the Group raised US$115 million through the issuance of 30-year exchangeable senior notes. In 2018 the Group repurchased US$15.1 million of the exchangeable senior notes, leaving US$99.9 million outstanding. In January 2022, the Group successfully closed a US$81,250,000 senior secured term loan credit facility (the “Term Loan”) with Perceptive Advisors. Proceeds from the Term Loan, along with existing cash and the issuance of 5.3 million American Depository Shares in the Company, were used to retire approximately US$99.7 million of the Exchangeable Notes. For more information, refer to Note 30, Post Balance Sheet Events.

In April 2022, the Company announced a US$45 million strategic investment and partnership with MiCo, a KOSDAQ-listed and Korea-based company. The investment consists of an equity investment of approximately US$25.2 million and a seven-year, unsecured junior convertible note of US$20 million. For more information, refer to Note 30, Post Balance Sheet Events.

Fair Values

The table below sets out the Group’s classification of each class of financial assets/liabilities, their fair values and under which valuation method they are valued:

		Level 1	Level 2	Total carrying amount	Fair Value
	Note	US$’000	US$’000	US$’000	US$’000
December 31, 2021
Loans and receivables at amortised cost
Trade receivables	18	13,290	-	13,290	13,290
Cash and cash equivalents	19	25,910	-	25,910	25,910
Finance lease receivable	16, 18	293	-	293	293

		39,493	-	39,493	39,493

Liabilities at amortised cost
Exchangeable note¹	24	-	(83,312)	(83,312)	(83,312)
Lease liabilities	25	(15,845)	-	(15,845)	(15,845)
Trade and other payables (excluding deferred income)	22	(14,986)	-	(14,986)	(14,986)
Provisions	23	(50)	-	(50)	(50)

		(30,881)	(83,312)	(114,193)	(114,193)

Fair value through profit and loss (FVPL)
Exchangeable note bond call option	24	-	-	-	-
Exchangeable note equity conversion option	24	-	-	-	-

		-	-	-	-

		8,612	(83,312)	(74,700)	(74,700)

¹ The maturity of the Exchangeable Notes is based on the contractual maturity date of April 1, 2045 and does not take into account the potential exercise of put and call options in the next five years or the exchange agreements entered into with five exchangeable note holders in December 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

28.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

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

		Level 1	Level 2	Total carrying amount	Fair Value
	Note	US$’000	US$’000	US$’000	US$’000
December 31, 2020
Loans and receivables at amortised cost
Trade receivables	18	20,025	-	20,025	20,025
Cash and cash equivalents	19	27,327	-	27,327	27,327
Finance lease receivable	16, 18	506	-	506	506

		47,858	-	47,858	47,858

Liabilities at amortised cost
Exchangeable note	24	-	(82,664)	(82,664)	(82,664)
Lease liabilities	25	(18,741)	-	(18,741)	(18,741)
Trade and other payables (excluding deferred income)	22	(19,890)	-	(19,890)	(19,890)
Provisions	23	(416)	-	(416)	(416)

		(39,047)	(82,664)	(121,711)	(121,711)

Fair value through profit and loss (FVPL)
Exchangeable note bond call option	24	-	150	150	150
Exchangeable note equity conversion option	24	-	(1,370)	(1,370)	(1,370)

		-	(1,220)	(1,220)	(1,220)

		8,811	(83,884)	(75,073)	(75,073)

¹ The maturity of the Exchangeable Notes is based on the contractual maturity date of April 1, 2045 and does not take into account the potential exercise of put and call options in the next five years or the exchange agreements entered into with five exchangeable note holders in December 2021.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

28.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

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

 Interest rate risk

Effective and repricing analysis

The following table sets out all interest-earning financial assets and interest bearing financial liabilities held by the Group at December 31, indicating their effective interest rates and the period in which they re-price:

As at December 31, 2021	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 –12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	19	0.01%	25,910	25,910	-	-	-	-
Lease receivable	16,18	4.0%	293	81	61	89	62	-
Exchangeable note¹	24	4.8%	(83,312)	-	-	-	-	(83,312)
Other borrowings	22	0%	(31)	-	(31)	-	-	-
Lease payable on Right of Use assets	25	5.0%	(15,668)	(973)	(905)	(1,554)	(4,516)	(7,720)
Lease payable on sale & leaseback transactions	25	5.0%	(177)	(51)	(51)	(75)	-	-

Total			(72,985)	24,967	(926)	(1,540)	(4,454)	(91,032)

¹ The maturity of the Exchangeable Notes is based on the contractual maturity date of April 1, 2045 and does not take into account the potential exercise of put and call options in the next five years or the exchange agreements entered into with five exchangeable note holders in December 2021.

As at December 31, 2020	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 –12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	19	0.1%	27,327	27,327	-	-	-	-
Lease receivable	16,18	4.0%	506	120	95	142	149	-
Licence payments	23	8.1%	(194)	(194)	-	-	-	-
Exchangeable note	24	4.8%	(82,664)	-	-	-	-	(82,664)
Other borrowings	22	0%	(31)	-	-	(31)	-	-
Lease payable on Right of Use assets	25	5.0%	(18,461)	(1,022)	(1,032)	(1,914)	(4,856)	(9,637)
Lease payable on sale & leaseback transactions	25	5.0%	(280)	(49)	(50)	(104)	(77)	-

Total			(73,797)	26,182	(987)	(1,907)	(4,784)	(92,301)

¹ The maturity of the Exchangeable Notes is based on the contractual maturity date of April 1, 2045 and does not take into account the potential exercise of put and call options in the next five years or the exchange agreements entered into with five exchangeable note holders in December 2021.

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$31,000 (2020: US$31,000) and would not affect the interest expense (2020: nil) resulting in an increase in net interest income of US$31,000 (2020: increase in net interest income of US$31,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

28.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Interest rate profile of financial assets / liabilities

The interest rate profile of financial assets/liabilities of the Group was as follows:

	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Fixed rate instruments
Fixed rate financial liabilities (licence fees)	-	(194)
Fixed rate financial liabilities (exchangeable note)	(83,312)	(82,664)
Fixed rate financial liabilities (borrowings)	(31)	(31)
Fixed rate financial liabilities (lease payables)	(15,844)	(18,741)
Financial assets (short-term deposits and short-term investments)	3,121	3,118
Financial assets (lease receivables)	293	506

	(95,773)	(98,006)

Financial assets comprise cash and cash equivalents and short-term investments as at December 31, 2021 and December 31, 2020 (see Note 19 and 20).

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial liabilities at fair value through profit and loss. Therefore, a change in interest rates at December 31, 2021 would not affect profit or loss. There was no significant difference between the fair value and carrying value of the Group’s trade receivables and trade and other payables at December 31, 2021 and December 31, 2020 as all fell due within 6 months.

Liquidity risk

The Group’s operations were cash generating in the year to December 31, 2021. Short-term flexibility is achieved through the management of the Group’s short-term deposits.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As at December 31, 2021 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade & other payables	15,127	15,127	15,127	-	-	-	-
Lease payable on Right of Use assets	15,668	15,668	973	905	1,554	4,516	7,720
Lease payable on sale & leaseback transactions	177	177	51	51	75	-	-
Other borrowings	31	31	-	31	-	-	-
Exchangeable notes ¹	83,312	99,900	-	-	-	-	99,900
Exchangeable note interest	999	93,906	1,998	1,998	3,996	11,988	73,926

	115,314	224,809	18,149	2,985	5,625	16,504	181,546

¹ The maturity of the Exchangeable Notes is based on the contractual maturity date of April 1, 2045 and does not take into account the potential exercise of put and call options in the next five years or the exchange agreements entered into with five exchangeable note holders in December 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

28.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

As at December 31, 2020 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade & other payables	24,335	24,335	24,335	-	-	-	-
Lease payable on Right of Use assets	18,461	18,461	1,022	1,032	1,914	4,856	9,637
Lease payable on sale & leaseback transactions	280	280	49	50	104	77	-
Other borrowings	31	31	-	-	31	-	-
Exchangeable notes ¹	82,664	99,900	-	-	-	-	99,900
Exchangeable note interest	999	97,902	1,998	1,998	3,996	11,988	77,922

	126,770	240,909	27,404	3,080	6,045	16,921	187,459

¹ The maturity of the Exchangeable Notes is based on the contractual maturity date of April 1, 2045 and does not take into account the potential exercise of put and call options in the next five years.

Foreign exchange risk

The majority of the Group’s activities are conducted in US Dollars. Foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. Arising from this, where considered necessary, the Group pursues a treasury policy which periodically aims to sell US Dollars forward to match a portion of its uncovered Euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are primarily cashflow hedging instruments whose objective is to cover a portion of these Euro forecasted transactions. Forward contracts normally have maturities of less than one year after the balance sheet date. There were no forward contracts in place as at December 31, 2021.

Foreign currency short term financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are those reported to key management translated into US Dollars at the closing rate:

	EUR	GBP	SEK	CAD	BRL	Other
As at December 31, 2021	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	327	115	5	4,617	1,370	-
Trade and other receivable	464	58	-	488	1,538	-
Trade and other payables	(2,456)	(28)	(11)	(166)	(629)	-

Total exposure	(1,665)	145	(6)	4,939	2,279	-

	EUR	GBP	SEK	CAD	BRL	Other
As at December 31, 2020	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	1,229	152	9	2,859	776	-
Trade and other receivable	1,105	63	-	3,191	1,357	-
Trade and other payables	(2,821)	(57)	(1)	(449)	(529)	-

Total exposure	(487)	158	8	5,601	1,604	-

The Group states its forward exchange contracts at fair value in the balance sheet. The Group classifies its forward exchange contracts as hedging forecasted transactions and thus accounts for them as cash flow hedges. There were no forward exchange contracts in place at December 31, 2021 or December 31, 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

28.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Sensitivity analysis

A 10% strengthening of the US Dollar against the Euro at December 31, 2021 would have increased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Profit or loss US$’000
December 31, 2021
Euro	780

December 31, 2020
Euro	541

A 10% weakening of the US Dollar against the Euro at December 31, 2021 would have decreased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Profit or Loss US$000
December 31, 2021
Euro	(953)

December 31, 2020
Euro	(661)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

28.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk is as follows:

	Carrying Value December 31, 2021 US$’000	Carrying Value December 31, 2020 US$’000
Third party trade receivables (Note 18)	13,290	20,025
Finance lease income receivable (Note 18)	293	506
Cash and cash equivalents (Note 19)	25,910	27,327

	39,493	47,858

The maximum exposure to credit risk for trade receivables and finance lease income receivable by geographic location is as follows:

	Carrying Value December 31, 2021 US$’000	Carrying Value December 31, 2020 US$’000
United States	5,822	10,730
Euro-zone countries	1,072	1,360
United Kingdom	118	98
Other European countries	-	13
Other regions	6,571	8,330

	13,583	20,531

The maximum exposure to credit risk for trade receivables and finance lease income receivable by type of customer is as follows:

	Carrying Value December 31, 2021 US$’000	Carrying Value December 31, 2020 US$’000
End-user customers	6,923	11,812
Distributors	6,220	8,186
Non-governmental organisations	440	533

	13,583	20,531

Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

28.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Impairment Losses

The ageing of trade receivables at December 31, 2021 is as follows:

	Gross	Impairment	Expected Credit Loss Rate	Gross	Impairment	Expected Credit Loss Rate
	2021	2021	2021	2020	2020	2020
	US$’000	US$’000%		US$’000	US$’000%
Not past due	8,461	-	-%	16,754	112	0.7%
Past due 0-30 days	2,423	1	0.1%	1,829	222	12.1%
Past due 31-120 days	1,981	97	4.9%	1,755	60	3.4%
Greater than 120 days	3,011	2,888	73.0%	3,609	3,528	97.8%

	15,876	2,986	-	23,947	3,922	-

 The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2021	2020	2019
	US$’000	US$’000	US$’000
Balance at January 1	3,922	5,443	4,202
Charged to costs and expenses	76	166	1,276
Amounts written off during the year	(1,012)	(1,687)	(35)

Balance at December 31	2,986	3,922	5,443

The allowance for impairment in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the account owing is possible. At this point the amount is considered irrecoverable and is written off against the financial asset directly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

29.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The changes in the Group’s liabilities arising from financing activities can be classified as follows:

	Note	Borrowings & derivative financial instruments US$’000	Lease liabilities US$’000

Balance at January 1, 2021	22,24,25	84,065	18,741
Cash-flows:
Interest paid		(3,996)	(11)
Repayment		-	(2,939)

Non-cash:
Interest charged		3,996	-
Additions (related to Right of Use assets)		-	71
Exchange adjustment		-	(820)
Accretion interest		648	803
Fair value	8	(1,370)	-

Balance at December 31, 2021	22, 24,25	83,343	15,845

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

29.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES (CONTINUED)

	Note	Borrowings & derivative financial instruments US$’000	Lease liabilities US$’000

Balance at 1 January 2020	22,24,25	82,025	20,149
Cash-flows:
Interest paid		(3,996)	-
Proceeds from government Covid-19 loan (Note 24)		31	-
Repayment		-	(3,240)

Non-cash:
Interest charged		3,996	-
Additions (related to Right of Use assets)		-	224
Disposals¹		-	(216)
Exchange adjustment		-	928
Accretion interest	8	643	896
Fair value		1,366	-

Balance at 31 December 2020	22, 24,25	84,065	18,741

¹ Disposal of Lease liabilities relates to the early termination of a lease for a right-of-use building asset in  Carlsbad, California. This facility was closed in June 2020.

30.	POST BALANCE SHEET EVENTS

Debt refinancing

In January 2022, the Company successfully closed a US$81,250,000 senior secured term loan credit facility (the “Term Loan”) with Perceptive Advisors, an investment manager with an expertise in healthcare. Proceeds from the Term Loan, along with existing cash and the issuance of 5.3 million American Depository Shares in the Company, were used to retire approximately US$99.7 million of the Exchangeable Notes.

The financial effect of these transactions is:

•
the Group paid a total amount of US$86,730,000 to retire Exchangeable Notes with a carrying value of US$83,312,000 at December 31, 2021. Each holder that was party to the agreement received US$0.87 of cash per $1 nominal value of the Notes, and

•
the Company also issued 5,333,000 ADSs (21,332,000 ‘A’ Ordinary shares) representing the equivalent of $0.08 of the Company’s ADS (based upon the 5-day trailing VWAP of the ADSs on NASDAQ on December 9, 2021, discounted by 13%) per $1 nominal value of the Notes, as partial consideration for the exchange of the notes.

Approval of TrinScreen test by World Health Organisation

In February 2022, the Company received approval from the World Health Organisation for its new HIV screening product, TrinScreen™ HIV.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

30.	POST BALANCE SHEET EVENTS (CONTINUED)

Strategic Investment and Partnership with The MiCo Group

In April 2022, the Group announced a US$45,000,000 strategic investment and partnership with MiCo, a KOSDAQ-listed and Korea-based company. The investment consists of an equity investment of approximately US$25,200,000 (11,200,000 ADSs at a price of US$2.25 per ADS) and a seven-year, unsecured junior convertible note issued by Trinity Biotech of US$20 million, with a fixed interest rate of 1.5% and an ADS conversion price of US$3.24 per ADS. The convertible note mandatorily converts into ADS if the volume weighted average price of the Group’s ADSs is at or above US$3.24 for any five consecutive NASDAQ trading days. The investment is subject to customary Korean central bank approvals. It is intended that the Group will use these funds primarily to repay a portion of the Group’s US$81.25 million term loan. The Group also expects that this investment will facilitate it exploring lower cost debt funding options, in the short term, with the aim of further reducing the company’s interest expense through refinancing the balance of the Group’s term loan at substantially lower interest rates.

The founder and chair of MiCo, Sun-Q Jeon, is set to become Chairperson of Trinity Biotech and Aris Kekedjian and Michael Sung Soo Kim are expected to join the Board once the investment has completed. Current directors Kevin Tansley, Clint Severson and James Merselis are set to retire from the Board on completion of the investment

31.        ACCOUNTING ESTIMATES AND JUDGEMENTS

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

31.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

At December 31, 2021 US$141,000 (2020: US$4,445,000) of revenue was deferred in accordance with IFRS15. For further information, refer to Note 22.

Research and development expenditure – capitalized development costs

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

At December 31, 2021 the carrying value of capitalised development costs was US$17,679,000 (2020: US$13,444,000) (see Item 18, Note 14 to the consolidated financial statements). The increase in 2021 was mainly as a result of additions of US$6,771,000. In 2021, an impairment charge of US$2,053,000 was incurred. This charge was partially offset by additions of US$6,771,000 and amortisation of US$482,000.

Impairment of intangible assets and goodwill

Definite lived intangible assets are reviewed for indicators of impairment periodically while goodwill and indefinite lived assets are tested for impairment at least annually, individually or at the cash generating unit level.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

31.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

The impairment testing performed during year ended December 31, 2021 identified an impairment loss in four CGUs, namely Trinity Biotech Manufacturing Limited, Biopool US Inc, Immco Diagnostics, and Trinity Biotech Do Brazil. For further information, refer to Note 14.

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write-off any inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. At December 31, 2021 our allowance for slow moving and obsolete inventory was US$12,063,000 which represents approximately 29.29% of gross inventory value. This compares with US$9,781,000, or approximately 24.45% of gross inventory value, at December 31, 2020 and US$6,716,000, or approximately 17.33% of gross inventory value, at December 31, 2019. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$824,000 at December 31, 2021 (2020: US$800,000) (2019: US$774,000) would result. For further information, refer to Note 17.

Allowance for impairment of receivables

Revenue is recognised to the extent that it is probable that economic benefit will flow to the Group and the revenue can be measured. No revenue is recognised if there is uncertainty regarding recovery of the consideration due at the outset of the transaction or the possible return of goods. We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment, otherwise known as a bad and doubtful debt provision. Such impairments or provisions are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected. At December 31, 2021, the allowance was US$2,986,000 which represents approximately 3.2% of Group revenues. This compares with US$ US$3,922,000 at December 31, 2020 which represented approximately 3.8% of Group revenues and to US$5,443,000 at December 31, 2019 which represented approximately 6.0% of Group revenues. In the event that the estimate of impairment was to increase or decrease by 0.5% of Group revenues, which would represent a reasonably likely range of outcomes, then a change in the allowance of US$465,000 at December 31, 2021 (2020: US$510,000) (2019: US$452,000) would result. For further information, refer to Note 28.

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

Note 15 to the consolidated financial statements outlines the basis for the deferred tax assets and liabilities and includes details of the unrecognised deferred tax assets at year end. The Group derecognised deferred tax assets arising on unused tax losses except to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which will result in taxable amounts against which the unused tax losses can be utilized before they expire. The derecognition of these deferred tax assets was considered appropriate due to the uncertainty over the timing of the utilization of the tax losses. Except for the derecognition of deferred tax assets there were no material changes in estimates used to calculate the income tax expense provision during 2021, 2020 or 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

31.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

At December 31, 2021, the Group had net currently liabilities. However, at the date of this report the Group’s financial position has substantially improved following the successful re-financing of the Group’s debt in early 2022. This has significantly improved the Group’s capital structure by reducing gross debt by approximately US$19 million and there are no material debt maturities until 2026. Furthermore, the investment by MiCo Group will facilitate an early repayment of a substantial portion of the debt due to Perceptive Advisors and will also facilitate the Group exploring lower cost debt funding options, in the short term, with the aim of further reducing the Group’s interest expense through refinancing the balance of the Group’s term loan at substantially lower interest rates.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. The accounting policies have been applied consistently by all Group entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

32.	GROUP UNDERTAKINGS

The consolidated financial statements include the financial statements of Trinity Biotech plc and the following principal subsidiary undertakings:

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Trinity Biotech Manufacturing Limited IDA Business Park, Bray Co. Wicklow, Ireland	Manufacture and sale of diagnostic test kits	Ireland	100%

Trinity Research Limited IDA Business Park, Bray Co. Wicklow, Ireland	Research and development	Ireland	100%

Benen Trading Limited IDA Business Park, Bray Co. Wicklow, Ireland	Trading	Ireland	100%

Trinity Biotech Manufacturing Services Limited IDA Business Park, Bray Co. Wicklow, Ireland	Dormant	Ireland	100%

Trinity Biotech Luxembourg Sarl 1, rue Bender, L-1229 Luxembourg	Investment and provision of financial services	Luxembourg	100%

Trinity Biotech Inc Girts Road, Jamestown, NY 14702, USA	Holding Company	U.S.A.	100%

Clark Laboratories Inc Trading as Trinity Biotech (USA) Girts Road, Jamestown NY14702, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Mardx Diagnostics Inc 5919 Farnsworth Court Carlsbad CA 92008, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Fitzgerald Industries International, Inc 2711 Centerville Road, Suite 400 Wilmington, New Castle Delaware, 19808, USA	Management services company	U.S.A.	100%

Biopool US Inc (trading as Trinity Biotech Distribution) Girts Road, Jamestown NY14702, USA	Sale of diagnostic test kits	U.S.A.	100%

Primus Corporation 4231 E 75th Terrace Kansas City, MO 64132, USA	Manufacture and sale of diagnostic test kits and instrumentation	U.S.A	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

32.	GROUP UNDERTAKINGS (CONTINUED)

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Phoenix Bio-tech Corp. 1166 South Service Road West Oakville, ON L6L 5T7 Canada.	Dormant	Canada	100%

Fiomi Diagnostics Holding AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Holding Company	Sweden	100%

Fiomi Diagnostics AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Discontinued operation	Sweden	100%

Trinity Biotech Do Brasil Comercio e Importacao Ltda Rua Silva Bueno 1.660 – Cj. 101/102 Ipiranga Sao Paulo Brazil	Sale of diagnostic test kits	Brazil	100%

Trinity Biotech (UK) Ltd Mills and Reeve LLP Botanic House 100 Hills Road Cambridge, CB2 1PH United Kingdom	Sales & marketing activties	UK	100%

Immco Diagnostics Inc 60 Pineview Drive Buffalo NY 14228, USA	Manufacture and sale of autoimmune products and laboratory services	U.S.A.	100%

Nova Century Scientific Inc 5022 South Service Road Burlington Ontario Canada	Manufacture and sale of autoimmune products and infectious diseases	Canada	100%

Trinity Biotech Investment Ltd PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands	Investment and provision of financial services	Cayman Islands	100%

33.	AUTHORISATION FOR ISSUE

These Group consolidated financial statements were authorised for issue by the Board of Directors on May 2, 2022.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

TRINITY BIOTECH PLC

By	/s/ Ronan O’Caoimh
Mr Ronan O’Caoimh
Director/
Chief Executive Officer

Date: May 2, 2022

By:	/s/ John Gillard
Mr John Gillard
Company secretary/
Chief Financial Officer

Date: May 2, 2022

Item 19	Exhibits

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association of Trinity Biotech plc (included as Exhibit 1 to our Annual Report on Form 20-F filed on March 31, 2006 and incorporated herein by reference).

2.0
Form of Deposit Agreement dated as of October 21, 1992, as amended and restated, among Trinity Biotech plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder (included as Exhibit 1 to our Form F-6 filed on January 15, 2004 and incorporated herein by reference).

2.1	Description of Rights of Securities Registered under Section 12 of the Securities and Exchange Act of 1934

4.1
Trinity Biotech plc Employee Share Option Plan 2017 and Trinity Biotech Share Option Plan 2020 (included as Exhibit 4.3 and 4.4 to our Registration Statement on Form S-8, filed on February 12, 2021 and incorporated herein by reference).

4.2	Trinity Biotech plc Employee Share Option Plan 2013 (included as Exhibit 4.1 to our Registration Statement on Form S-8 filed on April 11, 2014 and incorporated herein by reference).

4.3	Trinity Biotech plc Employee Share Option Plan 2011 (included as Exhibit 4 to our Registration Statement on Form S-8 filed on June 22, 2012 and incorporated herein by reference).

4.4
Lease agreement dated as of October 18, 2004 between Ronan O’Caoimh and Jim Walsh with Trinity Biotech Manufacturing Limited in respect of office premises in Bray, Co Wicklow, Ireland (included as Exhibit 4b.1 to our Annual Report on Form 20-F filed on March 31, 2006 and incorporated herein by reference).

4.5
Lease agreement dated as of November 26, 2004 between Ronan O’Caoimh, Jonathon O’Connell and Jim Walsh with Trinity Biotech plc in respect of warehouse premises in Bray, Co Wicklow, Ireland (included as Exhibit 4b.2 to our Annual Report on Form 20-F filed March 31 2006 and incorporated herein by reference).

4.6
Lease agreement dated as of December 20, 2007 between Ronan O’Caoimh and Jim Walsh with Trinity Biotech Manufacturing Limited in respect of warehouse premises in Bray, Co Wicklow, Ireland (included as Exhibit 4.13 to our Annual Report on Form 20-F filed on March 25, 2015 and incorporated herein by reference).

4.7	CDC Non-Exclusive Patent Licence Agreement dated as of May 22, 2012 (included as Exhibit 4.19 to our Annual Report on Form 20-F filed on March 25, 2015 and incorporated herein by reference).

4.8
Inverness Medical Innovations, Inc. Patent Licence Agreement renewal dated as of August 3, 2006 (included as Exhibit 4.21 to our Annual Report on Form 20-F filed on March 25, 2015 and incorporated herein by reference).

4.9
National Institute of Health Non-Exclusive Patent Licence Agreement dated as of December 17, 1999 (included as Exhibit 4.22 to our Report on Form 6-K filed on March 25, 2015 and incorporated herein by reference).

4.10
Credit Agreement and Guaranty Dated as of December 15, 2021 Among Trinity Biotech, Inc., Fitzgerald Industries International, Inc., Clark Laboratories, Inc.  (D/B/A Trinity Biotech (USA)), Biopool U.S., Inc. (D/B/A Trinity Biotech Distribution), Primus Corporation, Mardx Diagnostics, Inc. and Immco Diagnostics, Inc. as the Borrowers, Trinity Biotech PLC and Certain of its Subsidiaries as Guarantors and Perceptive Credit Holdings III, LP, as Administrative Agent (included as Exhibit 99.2 to our Report on Form 6-K , filed on December 16, 2021 and incorporated herein by reference).

4.11	Form of Exchange Agreement with Holders of Exchangeable Senior Notes. (included as Exhibit 99.3 to our Report on Form 6-K, filed on December 23, 2021 and incorporated herein by reference.

4.12
Form of Warrant Certificate to purchase American Depositary Shares of Trinity Biotech plc (included as Exhibit 99.1 to our Report on Form 6-K filed on December 23, 2021 and incorporated herein by reference).

4.13
Securities Purchase Agreement between Trinity Biotech Plc and MiCo IVD Holdings, LLC  dated April 11, 2022 (included as Exhibit 99.2 to our Report on  Form 6-K filed on April 11, 2022 and incorporated herein by reference).

4.14	Convertible Loan Note (included as Exhibit 99.3 to our Report on Form 6-Kfiled on April 11, 2022 and incorporated herein by reference).

8.1	List of significant subsidiaries of Trinity Biotech plc (included as Item 18, note 32 to the consolidated financial statements in this Annual Report).

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.LAB	Inline XBRL Taxonomy Label Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).