Form 20-F/A
period 2021-12-31
TRINITY BIOTECH PLC
filed 2022-05-25
CIK 888721

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

John Gillard
Chief Financial Officer
Tel: +353 1276 9800
Fax: +353 1276 9888
IDA Business Park, Bray, Co. Wicklow, Ireland
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares (each representing 4 ‘A’ Ordinary Shares, par value US$0.0109)	TRIB	NASDAQ Global Select Market

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

The registrant’s auditor is Grant Thornton, Dublin, Ireland (PCAOB ID 1402)

EXPLANATORY NOTE

Trinity Biotech plc (the “Company”) is filing this Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F, filed on May 2, 2022 (the “Original Form 20-F”), solely to correct Exhibit 1.1 to the Original Form 20-F to replace the Memorandum and Articles of Association of the Company with the current version, as amended on September 27, 2012.

Except as described above, no changes have been made to the Original Form 20-F. Furthermore, this Amendment does not change any previously reported financial results, nor does it reflect events occurring after the filing of the Original Form 20-F. Accordingly, this Amendment should be read in conjunction with the Original Form 20-F and the Company’s filings with the SEC subsequent to the filing of the Original Form 20-F.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), this Amendment also includes as exhibits the certifications of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements have been included in this Amendment and this Amendment does not contain or amend any disclosure with respect to Item 15 of Form 20-F, paragraphs 3, 4, and 5 have been omitted from such certifications. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) because no financial statements are filed with this Amendment.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

TRINITY BIOTECH PLC

By	/s/ Ronan O’Caoimh
Ronan O’Caoimh
Director/
Chief Executive Officer

Date: May 25, 2022

By:	/s/ John Gillard
John Gillard
Company Secretary/
Chief Financial Officer

Date: May 25, 2022

Item 19	Exhibits

Exhibit No.	Description of Exhibit

1.1	Memorandum and Articles of Association of Trinity Biotech plc.

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.