Form 20-F
period 2022-12-31
TRINITY BIOTECH PLC
filed 2023-05-16
CIK 888721

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

☐          SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
Commission file number: 0-2022

Trinity Biotech plc
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Ireland
(Jurisdiction of incorporation or organization)

IDA Business Park, Bray, County Wicklow, A98 H5C8, Ireland
(Address of principal executive offices)

John Gillard
Chief Financial Officer
Tel: +353 1276 9800
Fax: +353 1276 9888
IDA Business Park, Bray, County Wicklow, A98 H5C8, Ireland
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

152,430,284 Class ‘A’ Ordinary Shares (excluding Treasury Shares)
(as of December 31, 2022)

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

Yes ☐       No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statements on Form S-8 File Nos. 333-182279,333-195232 and 333-253070 and our Registration Statements on Form F-3 File Nos.333-239701, 333-267160 and 333-264992.

TABLE OF CONTENTS

Page
PRESENTATION OF FINANCIAL AND OTHER INFORMATION	1
MARKET, INDUSTRY AND OTHER DATA	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	1

PART I
Item 1	Identity of Directors, Senior Management and Advisers	2
Item 2	Offer Statistics and Expected Timetable	2
Item 3	Key Information	2
A.	[Reserved]	2
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	3
Item 4	Information on the Company	30
A.	History and Development of the Company	30
B.	Business Overview	30
C.	Organizational Structure	46
D.	Property, Plants and Equipment	46
Item 4 A.	Unresolved Staff Comments	47
Item 5	Operating and Financial Review and Prospects	48
A.	Operating Results	48
B.	Liquidity and Capital Resources	59
C.	Research and Development, Patents and Licenses,etc.	61
D.	Trend Information	61
E.	Critical Accounting Estimates	62
Item 6	Directors, Senior Management and Employees	67
A.	Directors and Senior Management	67
B.	Compensation	69
C.	Board Practices	69
D.	Employees	71
E.	Share Ownership	71
Item 7	Major Shareholders and Related Party Transactions	74
A.	Major Shareholders	74
B.	Related Party Transactions	75
C.	Interests of Experts and Counsel	76
Item 8	Financial Information	76
A.	Consolidated Statements and Other Financial Information	76
B.	Significant Changes	76
Item 9	The Offer and Listing	76
A.	Offer and Listing Details	76
B.	Plan of Distribution	76
C.	Markets	76
D.	Selling Shareholders	76
E.	Dilution	77
F.	Expense of the Issue	77
Item 10	Additional Information	77
A.	Share Capital	77
B.	Memorandum and Articles of Association	77
C.	Material Contracts	78
D.	Exchange Controls	79
E.	Taxation	80
F.	Dividends and Paying Agents	85
G.	Statement by Experts	85
H.	Documents on Display	86
I.	Subsidiary Information	86
Item 11	Quantitative and Qualitative Disclosures about Market Risks	86
Item 12	Description of Securities Other than Equity Securities	87

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

As used herein, references to “we”, “us”, “Trinity Biotech” or the “Group” in this Form 20-F shall mean Trinity Biotech plc and its world-wide subsidiaries, collectively. References to the “Company” in this annual report shall mean Trinity Biotech plc. Our consolidated financial statements appearing in this Annual Report are prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The IFRS standards applied are those effective for accounting periods beginning January 1, 2022. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. We present our consolidated financial statements in U.S. Dollars and except as otherwise stated herein, all monetary amounts in this annual report have been presented in US Dollars. All references in this annual report to “Dollars” and “$” are to US Dollars, and all references to “Euro” or “€” are to European Union Euro. For presentation purposes all financial information, including comparative figures from prior periods, have been stated in round thousands.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are neither historical facts nor assurances of future performance. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties some of which are beyond our control and are made in light of information currently available to us.

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

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Reserved

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

Summary of Risk Factors

Investing in our shares involves a high degree of risk and uncertainty. You should carefully consider all of the information set forth in this Form 20-F, including the following summary of risk factors, when investing in our securities. These risks and uncertainties reflect the international scope of our company’s operations and the highly regulated industry in which it operates. The risks and uncertainties presented below, which are discussed in more detail in the Risk Factors are reviewed on an annual basis and represent the principal risks and uncertainties faced by us at the time of compilation of this annual report on Form 20-F. During the course of 2023, new risks and uncertainties may materialise attributable to changes in markets, regulatory environments and other factors and existing risks and uncertainties may become less relevant, including the following:

Risks Related to our Business & Industry

•
Competition and trading conditions - our ability to sell products could be adversely affected by competition from new and existing diagnostic products, changing conditions in the diagnostic market, including, inter alia, reductions in government funding and sector consolidation.

•
Borrowings - we have incurred substantial debt, which could impair our flexibility and access to capital and adversely affect our financial position. To the extent we are unable to repay our debt as it becomes due with cash on hand or from other sources, we will need to refinance our debt, sell assets or repay the debt with the proceeds from equity offerings in order to continue in business. Our ability to obtain additional funding may determine our ability to continue as a going concern.  Failure to comply with the terms of the credit agreement for our term loan could result in a default under its terms and, if uncured, could result in action against our pledged assets. We are exposed to interest rate risk on some of our borrowings, which could cause our debt service obligations to increase significantly.

•	Capital structure - we expect we will require future additional capital.

•	New product development - our long-term success depends upon the successful development and commercialization of new products.

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

•
Healthcare industry laws and public company regulations - we are subject to various laws targeting fraud and abuse in the healthcare industry. Changes in healthcare regulation could affect our revenues, costs and financial condition. Compliance with regulations governing public company corporate governance and reporting is complex and expensive.

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

Risks Related to Ownership of our American Depository Shares (ADSs)

•
Significant shareholder - MiCo IVD Holdings, LLC (“MiCo”) currently owns approximately 29.3% of the voting share capital of our Company, which may give MiCo significant influence over our management and affairs and may deter a change in control or other transaction that may be favorable to our shareholders.

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

We have invested in research and development but there can be no guarantees that our R&D programmes will not be rendered technologically obsolete or financially non-viable by the technological advances of our competitors, which would also adversely affect our existing product lines and inventory. Our main competitors (and their principal products with which we compete) include: Premier (First response™), Chembio (Stat-Pak™, DPP HIV-Syphilis), Abbott (Determine™, SD BioLine™, Abon™, Acon™, Afinion™, Architect™), SD Biosensor, Wondf, Bejing Wanta, Roche TinaQuant 3™, Bio_Rad (Variant 2 Turbo™, D 100™, BioPlex 2200) Tosoh ( G8™ & G11™) Arkray 8180™, Siemens DCA™, Sebia Capyllaris 2&3™, Bio-Rad Variant 2™, Sebia Capyllaris 2, Euroimmun™, Aesku™, Werfen, Copan™, Becton Dickenson™, Pointe Scientific and DiaSorin Liaison.

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

As of December 31, 2022, we had total indebtedness with a carrying value of approximately US$73.8 million, comprising a senior secured term loan (“Term Loan”) from Perceptive Credit Holdings III, LP (“Perceptive”), a convertible note, a derivative liability related to warrants issued to Perceptive, lease liabilities and a residual amount owing for an exchangeable note which was almost completely retired in 2022. The Term Loan, which is repayable in January 2026, had a nominal outstanding amount of US$46.8 million at December 31, 2022. In February 2023, we entered into an amended and restated senior secured term loan credit agreement which allowed for an immediate US$5 million increase to our outstanding Term Loan and provided for a US$20 million facility to fund potential acquisitions. None of the US$20 million has been drawn down to date. The convertible note, which has a nominal outstanding amount of US$20 million, mandatorily converts into ADSs if the volume weighted average price of the Company’s ADSs is at or above US$3.24 for any five consecutive trading days.

On April 27, 2023, we announced that we had closed the sale of our Fitzgerald Industries life sciences supply business, for cash proceeds of approximately US$30 million subject to customary adjustments. The Company has used approximately US$11 million of the proceeds of this sale to repay approximately US$10.1 million of its senior secured debt held by Perceptive plus an approximately US$0.9 million early repayment penalty. In connection with this transaction, we entered into an amendment to our senior secured term loan credit facility with Perceptive Advisors, which significantly reduces our minimum revenue covenants under that loan.

We may face further liquidity challenges if we are unable to meet obligations set forth in the Term Loan's credit agreement, including a financial covenant requiring that we achieve specified minimum total revenue amounts measured as of the end of each quarter. A breach of the minimum total revenue covenant or any other covenant in the credit agreement would result in a default under the credit agreement, which could enable the lender to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. We cannot assure you that, in such an event, we would have sufficient assets to pay amounts due under the credit agreement.

As a result, we may need to raise capital in one or more debt or equity offerings to fund our operations and obligations. There can be no assurance, however, that we will be successful in raising the necessary capital or that any such offering will be available to us on terms acceptable to us, or at all. If we are unable to raise additional capital that may be needed on terms in sufficient amounts or on terms acceptable to us, it could have a material adverse effect on our company. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue our deliveries under our outstanding customer purchase orders or the development or commercialization of one or more of our products or one or more of our other research and development initiatives, sell assets and/or cease trading.

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

On December 15, 2021, the Company and certain of our subsidiaries, entered into the Credit Agreement, under which we obtained a US$81,250,000 senior secured term loan credit facility. The facility was conditioned on obtaining shareholder approval. Following shareholder approval in January 2022, the loan was drawn in full on January 27, 2022. In 2022, the Company made an early partial settlement of the term loan amounting to US$34,500,000. As at December 31, 2022, the Term Loan had a nominal outstanding amount of US$46,750,000. In February 2023, the Company entered into an amended and restated senior secured term loan credit agreement which allowed for an immediate US$5,000,000 increase to its outstanding Term Loan and provided for a US$20,000,000 facility to fund potential acquisitions. The Credit Agreement is secured by substantially all of our property and assets, including our equity interests in our subsidiaries. On April 27, 2023, the Company announced it had closed the sale of its Fitzgerald Industries life sciences supply business, for cash proceeds of approximately US$30 million subject to customary adjustments. The Company has used approximately US$11 million of the proceeds of this sale to repay approximately US$10.1 million of its senior secured debt held by Perceptive plus an approximately US$0.9 million early repayment penalty. In connection with this transaction, the Company has entered into an amendment to its senior secured term loan credit facility with Perceptive Advisors, which significantly reduces the Company’s minimum revenue covenants under that loan.

The amended Credit Agreement also contains financial covenants requiring that we (a) maintain aggregate unrestricted cash of not less than US$2,000,000 at all times (effective from May 1, 2023 this limit increased to US$5,000,000), which must be held in one or more accounts subject to the security interests of the lenders under the Credit Agreement, and (b) commencing as of the end of the fiscal quarter ended June 30, 2023, achieve specified minimum total revenue requirements for the twelve months preceding each quarter end. In addition, the Credit Agreement contains covenants that restrict our ability to finance future operations or capital needs or to engage in other business activities. The Credit Agreement restricts the ability of our company and the restricted subsidiaries to, among other things:

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

We expect we will require future additional capital.

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

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our senior secured Term Loan are at a variable rate of interest and expose us to interest rate risk. The Term Loan accrues interest at an annual rate equal to 11.25% plus the greater of (a) the Term SOFR Reference Rate and (b) one percent per annum.  If interest rates continue to increase, our debt service obligations on the variable rate indebtedness will increase and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. As of December 31, 2022, the nominal amount of our variable rate debt was US$46.8 million. The indebtedness increased by US$5 million to US$51.8 million in February 2023, following an amendment to the Term Loan credit agreement.  On April 27, 2023, the Company announced it had closed the sale of its Fitzgerald Industries life sciences supply business, for cash proceeds of approximately US$30 million subject to customary adjustments. The Company has used approximately US$11 million of the proceeds of this sale to repay approximately US$10.1 million of its senior secured debt held by Perceptive plus an approximately US$0.9 million early repayment penalty. Our anticipated annual cash interest expense on US$41.7 million variable rate debt at the current rate of 16 percent would be US$6.7 million. Every one percent increase in the interest rate results in additional annual interest payable of US$0.4 million, based on the current amount of indebtedness.

Our business could be adversely affected by changing conditions in the diagnostic market.

The diagnostics industry is in transition with a number of changes that affect the market for diagnostic test products. The diagnostics industry has experienced considerable consolidation through mergers and acquisitions in the past several years. For example, major consolidation among reference laboratories and the formation of multi-hospital alliances, reducing the number of institutional customers for diagnostic test products. There can be no assurance that we will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers. In the past, we have discontinued selling our Lyme Western Blot and HIV point-of-care tests in the U.S. due to changing market conditions which made those sales uncommercial. Further, this consolidation trend may result in the remaining companies having greater financial resources and technological capabilities, thereby intensifying competition in the industry, which could have a material adverse effect on our business.

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

Our long-term viability and growth will depend upon the successful discovery, development and commercialization of new and enhanced products from our research and development (“R&D”) activities. In order to remain competitive, we are committed to significant expenditures on R&D and the commercialization of new or enhanced products. The R&D process generally takes a significant amount of time from product inception to commercial launch. However, there is no certainty that this investment in research and development will yield technically feasible or commercially viable products. We may have to abandon a new or enhanced product during its development phase after our investment of substantial time and money. During the fiscal years ended December 31, 2022, 2021 and 2020, we incurred US$4.5 million, US$6.8 million and US$6.9 million, respectively, in capitalised R&D expenses. We expect to continue to incur significant costs related to our research and development activities.

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

Some of our products, which we acquire from third parties, are highly technical and are required to meet exacting specifications, and any quality control problems that we experience with respect to the products supplied by third-party vendors could adversely and materially affect our reputation, our attempts to complete our clinical trials or commercialization of our products and adversely and materially affect our business, operating results and prospects. We may also need to obtain FDA or other regulatory authorisations for the use of an alternative component or for certain changes to our products or manufacturing process. We may also have difficulty obtaining similar components from other suppliers that are acceptable to the FDA or foreign regulatory authorities and the failure of our suppliers to comply with strictly enforced regulatory requirements could expose us to regulatory action including, warning letters, product recalls, termination of distribution, product seizures, or civil penalties. Completing that development and obtaining such authorisations could require significant time and expense and we may not obtain such authorisations on a timely basis, or at all. The availability of critical components and products from other third parties could also reduce our control over pricing, quality and timely delivery. These events could either disrupt our ability to manufacture and sell certain of our products into one or more markets or completely prevent us from doing so and could increase our costs. Any such event could have a material adverse effect on our results of operations, cash flow and business. Furthermore, since some of these suppliers are located outside of the United States, we are subject to foreign export laws and United States import and customs regulations, which complicate and could delay shipments of components to us. In 2022, we experienced significant disruption to our international supply chain which caused some disruption to operations. There can be no assurance that these disruptions will not continue or intensify in the future which may create significant challenges in fulfilling customer orders that we may not be able to overcome.

Although typically we do not plan to be dependent upon any one source for these critical components or raw materials, alternative sources of such raw materials or components with the characteristics and quality desired by us may not be available or commercially viable. Such unavailability could affect the quality of our products and our ability to meet orders for specific products.

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

We have global product liability insurance in place for our manufacturing subsidiaries up to a maximum of €6,500,000 (US$6,921,000) for any one accident, limited to a maximum of €6,500,000 (US$6,921,000) in any one-year period of insurance and is subject to a deductible. We also have professional indemnity insurance for the laboratory services business up to a maximum of US$5,000,000 for each claim and a U$7,000,000 aggregate limit. There can be no assurance that our product liability insurance is sufficient to protect us against liability that could have a material adverse effect on our business. In addition, although we believe that we will be able to continue to obtain adequate coverage in the future, there is no assurance that we will be able to do so at acceptable costs.

Our products may be subject to product recalls that could harm our reputation, business and financial results.

Manufacturers may, on their own initiative, initiate actions, including a non-reportable market withdrawal, a correction, a safety alert or a reportable product recall, for the purpose of correcting a material deficiency, improving device performance, or for other reasons. Additionally, the FDA and similar foreign health or governmental authorities have the authority to require an involuntary recall of commercialized products in the event of material deficiencies or defects in design, manufacturing or labelling or in the event that a product poses an unacceptable risk to health. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that a device intended for human use would cause serious, adverse health consequences or death. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, modifications, design or labelling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. The FDA requires that certain classifications of recalls be reported to FDA within 10 working days after the recall is initiated.

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

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and acquired indefinite life intangible assets are subject to impairment review on a periodic basis and whenever potential impairment indicators are present. Other long-lived assets are reviewed when there is an indication that an impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet as of December 31, 2022, was US$35 million (2021: US$36 million) (2020: US$34 million). In 2022, we recorded total impairment charges of intangible assets of US$5 million (2021: US$4 million) (2020: US$15 million) as a result of our periodic impairment review. We may record further significant impairment charges in the future if there are changes in market conditions, a significant reduction in share price or other changes in the future outlook. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

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

Our success is dependent to a large extent upon the contributions of our key employees who in 2022 were Ronan O’Caoimh, our CEO and Chairman, who on October 3, 2022, was succeeded by Aris Kekedjian, and John Gillard, our CFO/Executive Director. The effectiveness of our senior leadership team generally, and any further transition as a result of these changes, could have a significant impact on our results of operations. Management transition is often difficult and inherently causes some loss of institutional knowledge, which could negatively affect our results of operations and financial condition. Our ability to execute our business strategies may be adversely affected by the uncertainty associated with these transitions. We may not be able to attract or retain a sufficient number of qualified employees in the future due to the intense competition for qualified personnel among medical products and other life science businesses.

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

Products manufactured at our facilities in Bray, Ireland, Jamestown and Buffalo, New York and Kansas City, Missouri accounted for the majority of our revenues during the fiscal year ended December 31, 2022. Our global supply of these products and services is dependent on the uninterrupted and efficient operation of these facilities. In addition, we currently rely on a small number of third-party manufacturers to produce certain of our diagnostic products and product components.  2022 continued to see significant interruptions to international supply chains which may continue for some time to come. If we do not negotiate long-term contracts, our suppliers will likely not be required to provide us with any guaranteed minimum production levels. As a result, we cannot assure you that we will be able to obtain sufficient quantities of product in the future. In addition, our reliance on third-party suppliers involves a number of risks, including, among other things:

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

•	we or our contract manufacturers and suppliers may be subject to price fluctuations due to a lack of long-term supply arrangements for key components;

•	we or our contract manufacturers and suppliers may lose access to critical services and components, resulting in an interruption in the manufacture, assembly and shipment of our systems;

•	we may experience delays in delivery by our contract manufacturers and suppliers due to changes in demand from us or their other customers;

•	fluctuations in demand for products that our contract manufacturers and suppliers manufacture for others may affect their ability or willingness to deliver components to us in a timely manner;

•	our suppliers or those of our contract manufacturer may wish to discontinue supplying components or services to us for risk management reasons;

•	we may not be able to find new or alternative components or reconfigure our system and manufacturing processes in a timely manner if the necessary components become unavailable; and

•	our contract manufacturers and suppliers may encounter financial hardships unrelated to our demand, which could inhibit their ability to fulfil our orders and meet our requirements.

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

If any of these risks materialize, it could significantly increase our costs and impact our ability to meet demand for our products and/or services. If we are unable to satisfy commercial demand for our products in a timely manner, our ability to generate revenue would be impaired, market acceptance of our products could be adversely affected, and customers may instead purchase or use our competitors’ products. In addition, we could be forced to secure new or alternative contract manufacturers or suppliers. Securing a replacement contract manufacturer or supplier could be difficult. The introduction of new or alternative manufacturers or suppliers also may require design changes to our products that are subject to FDA and/or other regulatory clearances or approvals.

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

To the extent that we or our strategic partners fail to maintain a high-quality level of service and support for diagnostic products, there is a risk that the perceived quality of our products will be diminished in the marketplace. Likewise, we may fail to provide the level, quantity or quality of service expected by the marketplace.  These risks increased as a result of the public health restrictions put in place due to Covid-19. This could result in slower adoption rates and lower than anticipated utilisation of our products which could have a material adverse effect on our business, financial condition and results of operations.

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

Section 3305 of FDORA (Food and Drug Omnibus Reform Act of 2022) aims to ensure cybersecurity of medical devices and requires manufacturers of cyber devices, when making a premarket submission to FDA, to provide a plan to monitor and address any post-market cybersecurity vulnerabilities; create and maintain procedures to ensure the device and related systems are cybersecure; provide a software bill of materials; and comply with any other requirements FDA may develop to ensure the device and related systems are cybersecure. This provision makes a failure to comply with these requirements a prohibited act. We have carried out the appropriate cybersecurity assessments for any of our relevant products in accordance with FDA, AAMI and ANSI requirements and standards in place at time of approval. We note that Section 3305 of FDORA does not apply to submissions made prior to the date of enactment.

Our sales and operations are subject to the risks of fluctuations in currency exchange rates.

A substantial portion of our operations are based in Ireland and Europe is one of our main sales territories. As a result, changes in the exchange rate between the U.S. Dollar and the Euro can have significant effects on our results of operations. In addition, in markets where we invoice in U.S. Dollars but where the local currency has weakened, we have been required to reduce our pricing in order to preserve our competitiveness. We have an exposure to the Canadian Dollar through our Canadian operations and to the Brazilian Real through our Brazilian subsidiary. We also have revenues and costs denominated in British Sterling.

The ongoing geopolitical uncertainty, inflation and central bank actions may lead to greater volatility in currency exchange rates globally. In the future, we may enter into hedging instruments to manage our currency exchange rate risk. However, our attempts to hedge against these risks may not be successful. If we are unable to successfully hedge against unfavourable foreign currency exchange rate movements, our consolidated financial results may be adversely impacted.

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

Future acquisitions and investments may be less successful than expected, not generate the expected benefits, disrupt our ongoing business, distract our management, increase our expenses and adversely affect our business, and therefore, growth may be limited.

We have historically grown organically and through the acquisition of, and investment in, other companies, product lines and technologies. We may enter into strategic acquisitions or investments as a way to expand our business. These activities, and their impact on our business, are subject to many risks, including the following:

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

The Covid‑19 pandemic has had a material impact on the healthcare industry and specifically the medical diagnostics sector in which we operate. The reduced but continuing uncertainty around the global pandemic could have an adverse effect on our operating results, cash flows, financial condition and/or prospects.

The global spread of Covid‑19 and the public healthcare measures implemented by governments, such as quarantines and the temporary closure of businesses led and could again in the future lead to fewer patients presenting themselves for medical check-ups resulting in a fall in demand for certain of our products which may or may not be offset by increased demand within our Covid-19 related portfolio of products. Furthermore, funding allocated to combatting Covid-19 may result in a reduction or a postponement in the funding available for other diseases, conditions and disorders that our products are used to diagnose.

We operate in a labour‑intensive industry where employees’, contractors’ and customers’ activities can be adversely impacted by the availability of people to produce, manufacture or install our products. Covid-19 lead to the temporary closure of our manufacturing sites and associated furloughing of some staff.  Furthermore, Covid-19 reduced our ability to visits customers and suppliers and required some of our staff to work from home in line with public health measures. Any significant loss of employee resources for a sustained period of time due to lockdown restrictions, self‑isolation or sickness as a result of a public health emergency could impact our ability to produce, manufacture and deliver goods. Similarly, our customer facing activities could be adversely impacted by similar employee availability issues.

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

In relation to World Health Organisation (WHO) qualification, our IVD clinical studies are required to meet all the requirements of the TSS-1: Human Immunodeficiency Virus (HIV) rapid diagnostic tests for professional use. If we are not operating in compliance with this regulation, we could be subject to WHO enforcement action. In addition, our IVD clinical studies are required to meet the requirements of:

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

Although the FDA has statutory authority to assure that medical devices are safe and effective for their intended uses, the FDA has generally exercised its enforcement discretion and not enforced applicable regulations with respect to laboratory developed tests (“LDTs”), although reagents, instruments, software or components provided by third parties and used to perform LDTs may be subject to FDA regulation. The FDA defines the term “laboratory developed test” as an IVD test that is intended for clinical use and designed, manufactured and used within a single laboratory. Until 2014, the FDA exercised enforcement discretion such that it did not enforce provisions of the Food, Drug, and Cosmetic Act, or FDA Act, with respect to LDTs. In July 2014, due to the increased proliferation of LDTs for complex diagnostic testing, and concerns with several high-risk LDTs related to lack of evidentiary support for claims and erroneous results, the FDA provided notice that it intended to issue draft guidance to collect information from laboratories regarding their current LDTs and newly developed LDTs through a notification process.  As part of developing this framework, the FDA issued draft guidance in October 2014 that, when finalized, would adopt a risk-based framework that would increase FDA oversight of LDTs. The FDA will use this information to classify LDTs and to prioritize enforcement of premarket review requirements for categories of LDTs based on risk, using a public process. Specifically, the FDA plans to use advisory panels to provide recommendations to the agency on LDT risks, classification and prioritization of enforcement of applicable regulatory requirements on certain categories of LDTs, as appropriate.

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

If FDA premarket review, including clearance or approval, is required for our current or future LDTs (either alone or together with sample collection devices), products or services we may develop, or if we decide to voluntarily pursue FDA clearance or approval, we may be forced to stop selling our LDTs while we work to obtain such FDA clearance or approval. Our business would be negatively affected until such review was completed and clearance to market or approval was obtained. The regulatory process may involve, among other things, successfully completing additional clinical studies and submitting premarket notification or filing a premarket approval application with the FDA and the process can be costly. If premarket review is required by the FDA or if we decide to voluntarily pursue FDA premarket review of our LDTs, there can be no assurance that any tests, products or services we may develop in the future will be cleared or approved on a timely basis, if at all, nor can there be assurance that labelling claims will be consistent with our current claims or adequate to support continued adoption of for our LDTs. If our LDTs are allowed to remain on the market but there is uncertainty in the marketplace about our tests, if we are required by the FDA to label them investigational and we cannot offer the LDTs for diagnostic purposes, or if labelling claims, the FDA allows us to make are limited, orders may decline and adversely affect our results of operations, cash flow and business.

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

For example, in August 2020, our subsidiary received a Warning Letter from FDA following an inspection of our subsidiary’s Kansas City, Missouri manufacturing facility that took place in January and February 2020.  We have taken voluntary remediation actions to correct the observations noted in the Warning Letter and on December 22, 2022, we received a close-out letter from FDA, noting that based on FDA’s evaluation, it appears that the violations contained in the Warning Letter have been addressed.

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

Additionally, in August 2020, we received a Warning Letter from the FDA. In the Warning Letter, FDA stated that we had made additional changes to the ultra² Resolution Variant System not covered within our existing 510(k). Accordingly, we conducted a voluntary recall of the ultra² Resolution Variant System.  We have developed the Premier Resolution as a successor instrument to the ultra² Resolution Variant System and this has already been launched in various jurisdictions outside the United States.  We submitted a 510(k) application for this successor instrument in 2022 which, if approved, will allow us to market this instrument in the United States.

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

Trinity Biotech currently owns a number of active patents, some with protection across multiple countries. These patents have remaining patent lives ranging from 5 years to 12 years. We may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. The patent applications that we own, or in-licence, may fail to result in issued patents with claims that cover our current products or any future products in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application.

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

As the market for diagnostics continues to grow and the number of participants in the market increases, we may increasingly be subject to patent infringement claims. It is possible that a third-party may claim infringement against us. For example, because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our products may infringe. Defence of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of managerial and financial resources from our business. Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialise one or more of our products. The pendency of any litigation may cause our distributors and customers to reduce or terminate purchases of our products. If found to infringe, we may have to pay substantial damages, including treble damages and attorneys’ fees for wilful infringement, obtain one or more licences from third parties, pay royalties or redesign our affected products, which may be impossible or require substantial time and monetary expenditure. Any substantial loss resulting from such a claim could cause our revenues to decrease and have a material adverse effect on our profitability, and the damage to our reputation in the industry could have a material adverse effect on our business.

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

Risks Related to Ownership of our ADSs

MiCo IVD Holdings, LLC (“MiCo”) owns approximately 29.3% of the voting share capital of our Company, which may give MiCo significant influence over our management and affairs and may deter a change in control or other transaction that may otherwise be favorable to our shareholders.

MiCo owns 11.2 million of our ADSs, which represents approximately 29.3% of the outstanding voting share capital of our Company and, under the terms of  the Company’s Redeemable Unsecured Convertible Loan Note issued to MiCo (the “Convertible Note”) and the purchase agreement for those ADSs, MiCo is entitled to nominate a total of four individuals, three of whom must be independent of MiCo, for consideration by the nomination committee of the board of directors of the Company for appointment as directors for as long as MiCo continues to hold qualifying amounts of ADSs or principal value of the Convertible Note or converted ADSs, as applicable.  Because of its ownership interest and right to nominate directors, MiCo may have significant influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our Company or our assets, for the foreseeable future. This concentration of ownership may also delay, deter or prevent a change in control, and may make some transactions more difficult or impossible to complete without the support of MiCo, regardless of the impact of such transactions on our other shareholders. The interests of MiCo may differ from the interests of other shareholders and thus result in corporate decisions that are disadvantageous to other shareholders. On December 8, 2022, MiCo filed an initial Schedule 13D with the Commission wherein they indicated that they had sought a management change in order to, in their purported opinion, turn around the operational and financial performance of the Company.  MiCo had previously sought to convene an extraordinary general meeting of the Company’s shareholders to effect such a change. In late October 2022, two of MiCo’s representatives resigned from their positions on the board of directors of the Company, with Aris Kekedjian, the third director nominated by MiCo, remaining as a director of the Company (having become the Company’s CEO) and no extraordinary general meeting was convened. The Company is currently in discussions with MiCo in an effort to resolve the differences between the parties.  No assurance can be given that MiCo will not seek to cause a change in our management in the future.

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

U.S. holders of our ADSs may face income tax risks. Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2022 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. Furthermore, fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the aggregate value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). The IRS or a Court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below under Item 10E. “Additional Information – Taxation”) of our ADSs and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. If we are treated as a PFIC, U.S. Holders of ADSs would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ADSs. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of ADSs.

The market price of our ADSs has been, and may continue to be, highly volatile, and such volatility could cause the market price of our ADSs to decrease and could cause you to lose some or all of your investment in our ADSs.

The stock market in general and the market prices of the ADSs on Nasdaq, in particular, are or will be subject to fluctuation, and changes in these prices may be unrelated to our operating performance. During the first quarter of 2023, the market price of our ADSs fluctuated from a high of $1.18 per ADS to a low of $0.87 per ADS, and the price of our ADSs continues to fluctuate. We anticipate that the market prices of our securities will continue to be subject to wide fluctuations. The market price of our securities may be subject to a number of factors, including:

●	announcements of new products by us or others;

●	announcements by us of significant acquisitions, disposals, strategic partnerships, in-licensing, joint ventures or capital commitments;

●	the developments of the businesses and projects of our various subsidiaries;

●	expiration or terminations of licences, research contracts or other collaboration agreements;

●	public concern as to the safety of the products we sell;

●	the volatility of market prices for shares of companies with whom we compete;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in revenues, gross profits and earnings announced by us;

●	changes in estimates or recommendations by securities analysts, if the ADSs are covered by analysts;

●	fluctuations in the share price of our publicly traded subsidiaries;

●	changes in government regulations or patent decisions; and

●	general market conditions and other factors, including factors unrelated to our operating performance.

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

The total share options exercisable at December 31, 2022, as described in Item 18, Note 19 to the consolidated financial statements, are convertible into American Depository Shares (ADSs), 1 ADS representing 4 A Ordinary Shares. The exercise of the outstanding share options will likely occur only when the conversion price is below the trading price of our ADSs and will dilute the ownership interests of existing shareholders. For instance, if all of the vested and currently exercisable options outstanding at April 15, 2023 were exercised, the Company would have to issue 17,101,339 additional ‘A’ Ordinary Shares (4,275,335 ADSs). Similarly, at April 15, 2023, if all of the outstanding warrants to purchase ‘A’ Ordinary Shares were exercised, the Company would have to issue 10,000,000 ‘A’ Ordinary Shares (2,500,000 ADSs). On the basis of 152,830,282 ‘A’ Ordinary Shares outstanding at April 15, 2023, the exercise of both the share options and the warrants would effectively dilute the ownership interest of the existing shareholders by approximately 15%.

It could be difficult for US holders of ADSs to enforce any securities laws claims against Trinity Biotech, its officers or directors in Irish Courts.

At present, no treaty exists between the United States and Ireland for the reciprocal enforcement of foreign judgments. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state Court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be recognized or enforceable in Ireland. A judgment of the U.S. Courts will be enforced by the Irish Courts if the following general requirements are met:

•	the debt is for a liquidated or defined sum;

•
the procedural rules of the U.S. Court must have been observed and the U.S. Court must have had jurisdiction in relation to the particular defendant according to Irish conflict of law rules (the submission to jurisdiction by the defendant would satisfy this rule); and

•
the judgment must be final and conclusive and the decree must be final and unalterable in the Court which pronounces it. A judgment can be final and conclusive even if it is subject to appeal or even if an appeal is pending. If the effect of lodging an appeal under the applicable law is to stay execution of the judgment, it is possible that, in the meantime, the judgment should not be actionable in Ireland. It remains to be determined whether final judgment given in default of appearance is final and conclusive.

However, the Irish Courts may refuse to enforce a judgment of the U.S. Courts which meets the above requirements for one of the following reasons:

•	if the judgment is not for a debt or a definite sum of money;

•	if the judgment was obtained or alleged to have been obtained by fraud;

•
if the process and decision of the U.S. Courts were contrary to natural or constitutional justice under the laws of Ireland and if the enforcement of the judgment in Ireland would be contrary to natural or constitutional justice;

•
if the judgment is contrary to Irish public policy or involves certain United States laws which will not be enforced in Ireland or constitute the enforcement of a judgment of a penal or taxation nature;

•
if jurisdiction cannot be obtained by the Irish Courts over the judgment debtors in the enforcement proceedings by personal service in Ireland or outside Ireland under Order 11 of the Irish Superior Courts Rules;

•	there is no practical benefit to the party in whose favor the foreign judgment is made in seeking to have that judgment enforced in Ireland, or

•	if the judgment is not consistent with a judgment of an Irish Court in respect of the same matter.

In addition, actions in the United States under U.S. federal securities laws could be affected under certain circumstances by the Foreign Tribunals Evidence Act 1856, which is the statute applicable in Ireland to obtaining evidence in aid of foreign civil proceedings, which may preclude or restrict the obtaining of evidence in Ireland or from Irish persons in connection with those actions.

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

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders, cast any votes at such meetings or otherwise exercise the rights of registered shareholders set out in our articles of association or in Irish law. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement with the depositary, you may vote only by giving voting instructions to the depositary, as the registered holder of the Class A ordinary shares underlying the ADSs. If the depositary asks for your instructions, then upon receipt of such voting instructions, it will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for such general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Where any matter is to be put to a vote at a general meeting, upon our instruction, the depositary will notify you of the upcoming vote and deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure you can direct the depositary to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. In addition, the depositary and its agents are not responsible for failing to carry out your voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you instructed.

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

We were incorporated in Ireland in 1992 as a private limited company and re-registered as a public limited company (“plc”) in July of that year. In October 1992 we completed an initial public offering of our securities in the US and our ADS have traded on the Nasdaq Global Market since that time under the symbol “TRIB.”.

The principal offices of our company are located at IDA Business Park, Bray, County Wicklow, Ireland. The Group has expanded its product base through internal development and acquisitions.

Our website address is https://www.trinitybiotech.com/ .. The information contained on, or that can be accessed from, our website does not form part of this Annual Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

B. Business Overview

Overview

We and our subsidiaries (the “Group”) develop, acquire, manufacture and market medical diagnostic products for the clinical laboratory and point-of-care segments of the diagnostic market. These products are used to detect autoimmune, infectious and sexually transmitted diseases, diabetes and disorders of the liver and intestine. We are also a significant provider of raw materials to the life sciences and research industries globally through Fitzgerald Industries. Refer to Item 18, Note 28, Post Balance Sheet Events for more information on the sale of the Fitzgerald Industries in April 2023.

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

Principal Markets

The brand names of the principal products of Trinity Biotech are listed below, organised first by point of use and second by application.

Point-Of-Care	Clinical Laboratory
Infectious Diseases	Infectious Diseases	Haemoglobin	Autoimmune	Clinical Chemistry	Blood Bank Screening
UniGold	MarDx	Premier	ImmuBlot	EZ	Captia
Recombigen	FlexTrans	Ultra	ImmuGlo
Trinscreen			ImmuLisa
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

Trinscreen

In Africa, HIV testing typically involves using a point-of-care rapid test for screening followed by a different rapid test as the confirmatory test. Our Uni-Gold™ HIV product is a leading confirmatory HIV test in the African market.

Point-Of-Care is key to the growth of Trinity Biotech. Central to this growth is our new HIV screening test, TrinScreen HIV, which received World Health Organisation approval in February 2022. Trinity Biotech has not previously competed in the larger screening market, which is estimated to be valued at approximately US$150 million p.a.  The screening market is addressed by few companies. TrinScreen should not significantly jeopardise our existing confirmatory business as it employs a different HIV antigen to the existing Uni-Gold™ HIV test. In other words, countries will be able to use both the TrinScreen HIV test and the Uni-Gold™ HIV test as part of their testing algorithm. Our strategy is to leverage the existing brand equity of Trinity Biotech in African markets to take market share in the screening market. This initiative will be supported by increased sales and marketing resources in the African market. Market opportunities for the TrinScreen HIV product also exist in other territories, in particular in emerging countries.

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

Clinical Laboratory

Trinity Biotech supplies the clinical laboratory segment of the in-vitro diagnostic market with a range of diagnostic tests and instrumentation which detect:

•	Infectious diseases;

•	Glycated haemoglobin (for diabetes monitoring and diagnosis) and haemoglobin variants for the detection of haemoglobinopathies (haemoglobin abnormalities);

•	Autoimmune diseases.

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

Diabetes and Haemoglobinopathies

Trinity Biotech manufactures products for in-vitro diagnostic measurement of haemoglobin A1c (“HbA1c”) used in the monitoring and diagnosis of diabetes, as well identifying those who are at a high risk of developing diabetes (pre-diabetic). The Premier Hb9210 uses boronate affinity technology to measure HbA1c which is a marker of a patient’s average blood sugar control over the last 100 to 120 days. It is a highly accurate biomarker available for the diagnosis of diabetes and is a strong indicator of a diabetic’s glycemic control. HbA1c is also used to identify those at risk of becoming diabetic; often referred to as impaired glucose tolerance. Additionally, HbA1c is used in the assessment of diabetes complications.

Trinity Biotech manufactures its own HbA1c instrument, the Premier Hb9210, which was launched in Europe and obtained FDA approval in late 2011. In Europe, Trinity Biotech distributes Premier Hb9210 through its partner A. Menarini. In the USA and Brazil, Trinity Biotech sells the Premier Hb9210 through its own direct sales organisations. In the rest of the world, Trinity sells the Premier Hb9210 through a network of distributors. The Premier’s unique features, cost structure and core technology enable it to compete in most economies and settings.

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

Trinity Biotech has launched the Premier Resolution, its next generation Haemoglobinapothy Analyzer in Europe and the Middle East after undergoing rigorous and successful field trials. In 2022, we submitted a 510(k) clearance for the Premier Resolution to the FDA. The Premier Resolution uses an internally designed column as well as state of the art hardware and software.

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

Many of Immco’s products are FDA cleared for sale in the U.S. and CE marked in Europe. The Immco product line addresses the lower throughput, specialty autoimmune segment, where competition is limited. The principal autoimmune conditions in this segment are Rheumatoid Arthritis, Vasculitis, Lupus, Celiac and Crohn’s Disease, Ulcerative Colitis, Neuropathy, Hashimoto’s Disease and Grave’s Disease.

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

The Group’s competition includes several large companies such as, but not limited to: Abbott Diagnostics, Arkray, Becton Dickenson, Bio-Rad, Copan, Diasorin Inc., Johnson & Johnson, Roche Diagnostics, Sebia, Siemens (from the combined acquisitions of Bayer, Dade-Behring and DPC), Thermo Fisher, Tosoh and Werfen.

Research and Development

Research & Development (“R&D”) carried out by third parties

Certain R&D activities of the Group have been outsourced to third parties. These activities are carried out in the normal course of business with these companies. During 2022, a number of third-party consultants and contractors were engaged to assist with development projects, working principally on the Covid antigen projects. The total amount paid to these R&D consultants and contractors in 2022 was US$707,000 (2021: US$807,000).

Research and Products under Development

Trinity Biotech has research and development groups focusing separately on haemoglobin and infectious diseases products. During 2022, these groups were located in Ireland and the USA and largely mirror the production capability at each production site. In addition to in-house activities, Trinity Biotech sub-contracts some research and development from time to time to independent researchers based in the USA and Europe.

Principal Development Projects

The following table sets forth for each of Trinity Biotech’s main development projects, the costs incurred during each period presented and the cumulative costs (before amortization and impairment) incurred as at 31 December 2022:

	2022	2021	Total project costs to December 31, 2022¹
Product Name	US$’000	US$’000	US$’000
Premier Instruments for A1c and haemoglobinopathies testing	1,904	2,538	37,828
HIV screening rapid test	379	1,488	12,619
COVID-19 tests²	1,378	1,320	3,165
Mid-tier haemoglobins instrument	484	303	1,093

¹ Cumulative costs to December 31, 2022 are shown before deduction of amortization and impairment losses.
²  In 2022, the development expenditure on COVID tests related to a rapid COVID-19 antigen test which was approved for professional use in the EU during 2022. However, the demand for our COVID-19 portfolio of products is highly uncertain and very difficult to predict and in our experience the market has moved to over the counter (“OTC”) rapid COVID-19 tests, for which this product is not yet approved. As such the Company’s efforts to commercialise this test have been unsuccessful. In addition, pricing for rapid COVID-19 tests in the EU is relatively weak, with stronger pricing available in, for example, the US market, for which this product is not yet approved. Given the market outlook for rapid COVID-19 testing products and continued uncertainty regarding regulatory approval pathways in key markets, including the US, management has chosen to not immediately pursue further regulatory approvals but does intend to monitor these markets and regulatory pathways with a view to potentially seeking additional regulatory approvals. However, as the Company has no imminent plans to pursue these regulatory approvals, these intangible assets were written down to zero in 2022.

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

The following is a description of the principal projects which are currently being undertaken by the research and development groups within Trinity Biotech:

Haemoglobin Development Group

Premier Hb9210 Instrument for Haemoglobin A1c Testing

A multi-generational product development plan focussed on improvements in our flagship Premier 9210 instrument has commenced. With phased launches planned across the next 18 months, the package of changes is expected to expand the target market, reduce instrument downtime and service cost, and significantly expand operating margins. New features are expected to include an enhanced column delivering up to three times the current injection capacity and stability, a reduced frequency of calibration, and an improved user interface and lab system integration.

Premier Resolution Instrument for Haemoglobin Variant Testing

We have developed the Premier Resolution instrument which is utilised for haemoglobin variant testing and is currently being rolled out in certain international markets outside of the USA.  We continue to work closely with the FDA to gain clearance of our 510(k) submission for this instrument and we are planning the USA launch in 2023. Meanwhile, Premier Resolution continues to be enhanced with unique features such as lot specific gradients, an optimised internally designed column with extended column life, and a rapidly expanding on-board variant library.

Low to Medium throughput Haemoglobin instrument for A1c Testing

We are developing a low to medium throughput Haemoglobin A1c instrument with a view to targeting the market segment for testing volumes lower than the Premier Hb9210. We are targeting a launch date in the next two years.

Tri-stat instrument

In 2022, there was a strategic review of our Tri-stat instrument as part of a broader review of our haemoglobins product portfolio. In order to rationalise the haemoglobins product portfolio and to allow us to focus our resources on the higher growth products within that portfolio, management decided that Tri-stat sales would be restricted to only certain targeted partnerships. Further development of the instrument ceased at the end of the third quarter of 2022.

Point-of-Care Development Group

A syphilis point-of-care rapid test is also being developed using our existing lateral flow format. In 2022, other projects were prioritized, but it is expected this project will resume within the next one to two years.

Autoimmunity Development Group

IFA Smart Reader Project

We have been developing ScopeSmart, an automated IFA reader capable of performing image capture, pattern recognition and analysis on IFA slides.  The development project was paused in 2022 as management reviewed other options, including the potential to proceed with a third-party reader instead of our own internally developed reader. Following this review, we determined that there were likely greater opportunities to capture more market share in a more capital efficient manner through partnering with a third-party reader manufacturer rather than pursuing an independent strategy. There is significant uncertainty if we will complete the project to develop our own in-house autoimmune smart reader but we may re-visit this decision in the future.

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

On December 19, 1999, Trinity Biotech obtained a non-exclusive commercial licence from the National Institute of Health (“NIH”) in the United States for NIH patents relating to the general method of producing HIV-1 in cell culture and methods of serological detection of antibodies to HIV-1.

Each of the licensing arrangements disclosed under this subheading terminates on the date expiration or adjudication of invalidity or unenforceability of the last of the particular licenced patents covered by the respective agreement. Each licensor has the right to terminate the arrangement in the event of non-performance by Trinity Biotech. The key licensing arrangements, with the exception of the agreement entered into in 2013 which provides for the payment of a lump sum licence fee, require the Group to pay a royalty to the licence holder which is based on sales of the products which utilise the relevant technology being licenced. The total amount paid by Trinity Biotech under key licensing arrangements in 2022 was US$360,000 (2021: US$540,000).

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

The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors.  As 54% of Trinity Biotech’s 2022 revenues were generated in the Americas (with a large concentration of this in the United States) and as the United States represents a substantial proportion of the worldwide diagnostics market, an overview of FDA regulation has been included below.

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

Although the FDA is not bound by the advisory panel decision, the panel’s recommendation is important to the FDA’s overall decision making process.  The PMA approval pathway is more costly, lengthy and uncertain than the 510(k) clearance process.  After a premarket approval application is sufficiently complete, the FDA will accept the application and begin an in-depth review of the submitted information.  By statute, the FDA has 180 days to review the “accepted application”, although, generally, review of the application can take between one and three years, but it may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided.  In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with Quality System Regulation, which imposes elaborate design development, testing, control, documentation and other quality assurance procedures in the design and manufacturing process.  In February 2022, FDA published proposed regulation to update the Quality System Regulation to incorporate the international standard specific for medical device quality management systems (ISO 13485).  If finalized, the quality management system requirements for FDA-regulated devices would be harmonized with the ISO 13485 standards.

After approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labelling or its manufacturing process.  The FDA imposes substantial user fees for the submission and review of PMA applications.  The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device including, among other things, restrictions on labelling, promotion, sale and distribution and collection of long-term follow-up data from patients in the clinical study that supported approval. Failure to comply with the conditions of approval can result in materially adverse enforcement action, including the loss or withdrawal of the approval.  New PMA applications or PMA supplements are required for significant modifications to the manufacturing process, labelling of the product and design of a device that is approved through the PMA process.  PMA supplements often require submission of the same type of information as the original PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application and may not require as extensive clinical data or the convening of an advisory panel.

Clinical Studies

Devices that have not received FDA approval or clearance and are used in clinical trials are considered to be and must be labelled as investigational devices.  FDA regulates these products under the IDE regulations.  (See 21 C.F.R. § 812.)

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

Federal Oversight of Laboratory Developed Tests and Research Use Only Products

Trinity Biotech supplies clinical laboratories with raw materials, such as reagent products, that may be used by clinical laboratories in clinical laboratory tests, which are regulated under CLIA, as well as by applicable state laws. Although the FDA has statutory authority to assure that medical devices are safe and effective for their intended uses, the FDA has generally exercised its enforcement discretion and not enforced applicable regulations with respect to laboratory developed tests, or LDTs.  The FDA defines the term “laboratory developed test” as an in vitro diagnostic test that is intended for clinical use and designed, manufactured and used within a single laboratory. Until 2014, the FDA exercised enforcement discretion such that it did not enforce provisions of the Food, Drug and Cosmetic Act with respect to LDTs. In July 2014, due to the increased proliferation of LDTs for complex diagnostic testing, and concerns with several high-risk LDTs related to lack of evidentiary support for claims and erroneous results, the FDA provided notice that it intended to issue draft guidance to collect information from laboratories regarding their current LDTs and newly developed LDTs through a notification process. As part of developing this framework, the FDA issued draft guidance in October 2014 that, when finalized, would adopt a risk-based framework that would increase FDA oversight of LDTs. The FDA will use this information to classify LDTs and to prioritize enforcement of premarket review requirements for categories of LDTs based on risk, using a public process. Specifically, FDA plans to use advisory panels to provide recommendations to the agency on LDT risks, classification and prioritization of enforcement of applicable regulatory requirements on certain categories of LDTs, as appropriate.  FDA issued a discussion paper on LDTs in January 2017 discussing possible approaches to oversight of LDTs.

Some products are for research use only (“RUO”), or for IUO. RUO and IUO products are not intended for human clinical use and must be properly labelled in accordance with FDA guidance. Claims for RUOs and IUOs related to safety, effectiveness, or diagnostic utility or that it are intended for human clinical diagnostic or prognostic use are prohibited. In November 2013, the FDA issued guidance titled “Distribution of In Vitro Diagnostic Products Labelled for Research Use Only or Investigational Use Only - Guidance for Industry and Food and Drug Administration Staff.” This guidance sets forth the requirements to utilize such designations, labelling requirements and acceptable distribution practices, among other requirements. Mere placement of an RUO or IUO label on an in vitro diagnostic product does not render the device exempt from otherwise applicable clearance, approval or other requirements. The FDA may determine that the device is intended for use in clinical diagnosis based on other evidence, including how the device is marketed.

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

Healthcare Reform

The Protecting Access to Medicare Act of 2014 (“PAMA”), which was signed into law on April 1, 2014, significantly alters the current payment methodology under the Medicare Clinical Laboratory Fee Schedule, or CLFS. Under PAMA, beginning January 1, 2016, clinical laboratories must report laboratory test contracted payment data for each Medicare-covered clinical diagnostic laboratory test that it furnishes during a time period to be defined by future regulations, which we expect will cover the previous 12 months. The reported data must include the payment rate (reflecting all discounts, rebates, coupons and other price concessions) and the volume of each test that was paid by each contracted private payor (including health insurance issuers, group health plans, Medicare Advantage plans and Medicaid managed care organisations). Beginning in 2017, the Medicare payment rate for each clinical diagnostic lab test is equal to the weighted median amount for the test from the most recent data collection period.

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

In the European Union (EU), diagnostic products are also categorized into four risk categories and the regulatory process, which is governed by the European In Vitro Diagnostic Medical Device Regulation (Regulation (EU) 2017/746) with 3 of the product categories requiring review and approval by an independent company, known as a Notified Body, before the manufacturer can affix a CE mark to the product to declare conformity to the Regulation. The remaining product category, where - low patient and public health risk is presented, only require a self-certification process.

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

In the EU, medical devices are also categorized into different classes and the regulatory process, which is governed by the European Medical Device Regulation (Regulation (EU) 2017/745, requires each product to bear a CE mark to show compliance with the Regulation.

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

C. Organizational Structure

Please refer to Note 30 to our audited consolidated financial statements (“Group Undertakings”) included elsewhere in this Annual Report for a listing of our significant subsidiaries, including name, country of incorporation, and proportion of ownership interest.

D. Property, Plants and Equipment

Our headquarters, manufacturing and research and development facilities as well as our sales offices are located in Bray Ireland. We have entered into a number of related party transactions with JRJ Investments (“JRJ”), a partnership currently owned by Mr Ronan O’Caoimh and Dr Walsh, directors of the Company, and directly with Mr O’Caoimh, to provide premises in Bray, Ireland. We entered into an agreement for a 25 year lease with JRJ effective from December 2003 for 15,780 square feet of offices at an annual rent of €381,000 (US$406,000). In 2007 we entered into a 25-year lease agreement with JRJ for a 43,860 square foot manufacturing facility in Bray, Ireland with an annual rent of €787,605 (US$838,000). Subsequent to the signing of this lease, the ownership of the building transferred from JRJ to Mr O’Caoimh solely. In 2016, we entered into a 10-year lease with Mr. O’Caoimh for a warehouse adjacent to our leased manufacturing facility in Bray, Ireland. The warehouse is 16,000 square feet with an annual rent of €144,000 (US$153,000). In late 2020, the Group occupied some additional space adjoining the warehouse owned by Mr O’Caoimh. This was a short-term arrangement, and no payments were made for the additional space during 2020 and 2021. The Company vacated this space in 2021. In 2022, the rent payable to Mr O’Caoimh of US$90,000 was settled. See Item 7 – Major Shareholders and Related Party Transactions.

For the majority of 2022, we had six main manufacturing sites worldwide, five in the Americas (Amherst, Williamsville and Jamestown, NY, Kansas City, MO, and Extrema, Brazil), and one in Bray, Ireland. In November 2022 the number of manufacturing sites was reduced to five when we vacated the site located in Amherst and consolidated our Buffalo operations in the nearby existing Williamsville site. An additional facility is owned in Burlington, Canada which serves as a distribution centre and also carries out some research and development activities.

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

Trinity Biotech USA operates from a 25,610 square foot FDA registered facility in Jamestown, New York. The facility was purchased in 1994. Additional warehousing space is rented in Jamestown, New York at an annual rental charge of US$203,000.

Primus Corp. operates from a 39,000 square foot facility in Kansas City, Missouri and an adjacent 13,500 square foot facility mainly used for warehousing. The leases on these properties run until 2025 and 2027 respectively and annual rents are US$133,000 and US$61,000 respectively.

For the majority of 2022, Immco Diagnostics Inc. operated from a 20,520 square foot facility in Amherst, New York and a 31,731 square foot facility in Williamsville, New York. The lease for the Amherst site expired in November 2022.  In November 2022, we vacated the site located in Amherst, Buffalo and consolidated our Buffalo operations into the nearby site at Williamsville. The lease for the Williamsville site expires in 2034. The annual rent for the now vacated Amherst facility was US$259,000. The Williamsville facility’s annual rent is currently US$405,000, rising to US$452,000 by 2029. An additional 5,120 square foot facility is owned by Trinity Biotech in Burlington, Canada.

Additional office and factory space is leased by the Group in Acton, Massachusetts, Sao Paulo, Brazil and Extrema, Brazil at an annual cost of US$104,000, US$11,000 and US$58,000 respectively.

At present, we have sufficient productive capacity to cover demand for our product range. We continue to review our level of capacity in the context of future revenue forecasts. In the event that these forecasts indicate capacity constraints, we will either obtain new facilities, expand our existing facilities or outsource operations.

The following are the facilities where the Group currently manufactures products:

Bray, Ireland – Point-of-Care/HIV, Clinical Chemistry products are manufactured at this site.

Jamestown, New York – this site specializes in the production of Microtitre Plate EIA products for infectious diseases and auto-immunity. Viral Transport Media products are also manufactured at this facility.

Kansas City, Missouri – this site is responsible for the manufacture of the Group’s haemoglobin range of products. It also carries out all of the Group’s haemoglobin R&D activities.

Buffalo, New York – this site is responsible for the manufacture of autoimmune test kits along with its reference laboratory business.

Extrema, Brazil - this site is responsible for the manufacture of some of the haemoglobin range of products sold in Brazil.

We are in material compliance with all environmental legislation, regulations and rules applicable in each jurisdiction in which we operate.

Principal Capital Expenditure and Divestitures

Our principal capital expenditure in the last three financial years has been on developing new products internally. The amount capitalized for development projects has been US$4.5million, US$6.8 million, US$6.9 million for years ended December 31, 2022, 2021 and 2020 respectively. In 2023, we expect the capital expenditure on development projects will be in the range US$1,400,000 to US$2,400,000, however this remains subject to ongoing review.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Overview

We develop, manufacture and market diagnostic test kits used for the clinical laboratory and Point-of-Care (“POC”) segments of the diagnostic market. These test kits are used to detect infectious diseases, sexually transmitted diseases, blood disorders and autoimmune disorders, as well as monitoring and diagnosing diabetes and haemoglobin variants. The Group markets hundreds of different diagnostic products in approximately 100 countries. In addition, the Group manufactures its own diagnostic instrumentation. Through our Fitzgerald subsidiary, we are a provider of raw materials to the life sciences industry.

Our consolidated financial statements include the attributable results of Trinity Biotech plc and all its subsidiaries. This discussion covers the years ended December 31, 2022 and December 31, 2021 and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

We have relied on an exemption under the SEC’s rules to prepare consolidated financial statements without a reconciliation to U.S. generally accepted accounting principles (“U.S. GAAP”) as at and for the three year period ended December 31, 2022 as Trinity Biotech is a foreign private issuer and the financial statements have been prepared in accordance with IFRS as issued by the IASB.

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

The comparability of our financial results for the years ended December 31, 2022 and 2021 were impacted by impairment losses as a result of impairment reviews during the years ended December 31, 2022 and 2021 (See Item 18, Note 12).

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

As reflected in the accompanying consolidated financial statements, for the years ended December 31, 2022 and 2021, we recorded a loss of US$41.0 million and a profit of US$0.9 million, respectively. In addition, for the years ended December 31, 2022 and 2021, we reported cash outflows of US$19.2 million and US$1.5 million, respectively. As of December 31, 2022, we had net current assets of US$29.3 million but had an accumulated deficit in equity attributable to the equity holders of the Company of US$2.2 million.

The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments including the amendment and restatement of the term loan with Perceptive, and the divestiture of the Fitzgerald Industries life sciences supply business.  The directors believe that the Group will be able to continue its operations for at least the next 12 months from the date of this report, and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.

At the date of this report, the Group’s liquidity position has substantially improved following the sale of its Fitzgerald life sciences business for cash proceeds of approximately $30 million (subject to customary adjustments). This transaction substantially improves the Group’s capital structure by reducing gross debt by approximately US$10 million; with the balance of the proceeds (net of costs) providing significant capital for growth, transformation, and potentially further debt reduction. There are no material debt maturities until 2026.

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

Impact of Covid-19 Pandemic

Our revenues decreased by US$18.2 million or 19.6% in 2022 compared to 2021. The decrease is mainly due to lower sales of our COVID-19 focussed PCR Viral Transport Media products, as a result of the curtailing of large-scale PCR testing of the population in North America. Outside of our PCR Viral Transport Media products, the COVID-19 pandemic had an insignificant impact on our revenues in 2022, except for sales of infectious diseases products in China, where sales opportunities were hindered by a return to COVID-19 quarantine restrictions.

Covid-19 products

We developed three different Covid-19 diagnostic tests, namely a COVID-19 antibody test using an ELISA platform, a COVID-19 rapid antibody test and a rapid COVID-19 antigen test. To date we have not commercialised any of these tests. The antigen test is approved for professional use in the EU. However, the demand for our COVID-19 portfolio of products is highly uncertain and very difficult to predict and in our experience the market has moved to over-the-counter rapid COVID-19 tests, for which this product is not yet approved. As such the Company’s efforts to commercialise this test have been unsuccessful. In addition, pricing for rapid COVID-19 tests in the EU is relatively weak, with stronger pricing available in, for example, the US market, for which this product is not yet approved. Given the market outlook for rapid COVID-19 testing products and continued uncertainty regarding regulatory approval pathways in key markets, including the US, management chose not to immediately pursue further regulatory approvals but does intend to monitor these markets and regulatory pathways with a view to potentially seeking additional regulatory approvals. We have no imminent plans to pursue these regulatory approvals.

Operations and Employee Safety

In response to the COVID-19 pandemic, we implemented health and safety policies to help safeguard our on-site employees and maintain business continuity, and these policies resulted in enhanced cleaning procedures, additional personal hygiene supplies and protective equipment. Where practical, we facilitated many employees to work remotely. Since the beginning of the pandemic, we have been able to maintain our operations without significant interruption. As the effects of the pandemic eased in 2022, some of these health and safety policies were relaxed where appropriate. Remote workers have been encouraged to attend our offices more frequently.

Supply Chains

In common with most companies, the pandemic caused delays in our supply chain, which have to a large extent been eliminated. We are continuously evaluating our supply chain to identify potential gaps and take steps intended to ensure continuity.

Outlook

The extent to which demand for our Covid-19 portfolio of products is sustained into 2023 and beyond is highly uncertain and very difficult to predict. Widespread public testing programmes for COVID-19 using PCR tests have largely been discontinued across North America. In 2022, PCR VTM revenues accounted for approximately 4% of total Group revenues. We expect the amount of our Covid-19 portfolio of products as a percentage of total Group revenues to diminish further in 2023.

Year ended December 31, 2022 compared to the year ended December 31, 2021

Revenues

Trinity Biotech’s revenues for the year ended December 31, 2022 were US$74.8 million compared to revenues of US$93.0 million for the year ended December 31, 2021, which represents a decrease of US$18.2 million or 19.6%.

The decrease is mainly due to lower sales of our PCR Viral Transport Media (“VTM”) products. In 2020-21, demand for VTM products was very strong with demand exceeding supply due to a limited worldwide manufacturing capacity. As the pandemic persisted, manufacturing capacity ramped up significantly with a consequent negative impact on selling prices. Excluding our Covid focused PCR VTM products, 2022 revenues of US$71.5 million were 1.0% lower than in 2021.

The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2022 US$’000	2021 US$’000	% Change
Revenues
Clinical laboratory goods	58,294	74,700	(22.0%	)
Clinical laboratory services	7,272	7,928	(8.3%	)
Point-of-Care	9,213	10,337	(10.9%	)
	74,779	92,965	(19.6%	)

Clinical Laboratory Goods

Clinical Laboratory goods revenues decreased by US$16.4 million in 2022, which represents a decrease of 22.0%. The decrease is mainly due to lower sales of our PCR VTM product. The decrease is mainly due to lower sales volumes for our COVID-19 VTM products. While the outlook relating to COVID-19 products remains unpredictable, the Company has retained the capability to flex manufacturing volumes should market conditions warrant it.

Partly offsetting the reduction in revenues from our PCR VTM products was a continued strong performance in our haemoglobins product line, particularly for our diabetes products which recorded a year-on-year revenue increase of US$4.2m or 26.6%. The growth driver in this product line is the higher instrument installed base and continuing high incidence of diabetes, particularly in Asia and Latin America.

Fitzgerald Industries, our life science raw materials recorded single digit revenue growth in 2022. Autoimmune product revenues in 2022 recorded a slight decrease of US$0.2 million compared to 2021, mainly due to lower sales in Europe.

Clinical Laboratory Services

Our New York reference laboratory offers laboratory-testing services for autoimmune disorders, such as Sjogren’s syndrome, hearing loss, celiac disease, lupus, rheumatoid arthritis and systemic sclerosis. Revenues for the laboratory decreased by 8.3% to US$7.3 million. While revenues for our proprietary Sjogren’s syndrome test increased by 11% compared to 2021 these were offset by a reduction in testing for other disorders due to customer attrition. In addition, the laboratory has provided transplant testing services to a local healthcare provider for a number of years, however in early 2023 that healthcare provider informed the Company that it was moving to a different service provider and this will result in lost revenues for the laboratory beginning quarter 2, 2023.

Point-of-Care

Point-of-Care revenues decreased from US$10.3 million in 2021 to US$9.2 million in 2022, a decrease of US$1.1 million or 10.9%. This decrease reflected significant non-recurring bulk orders of HIV tests from Nigeria in 2021.

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2022 US$‘000	2021 US$‘000	% Change
Revenues
Americas	40,176	57,799	(30.5%	)
Asia/Africa	25,022	25,504	(1.9%	)
Europe	9,581	9,662	(0.8%	)
Total	74,779	92,965	(19.6%	)

In the Americas, revenues decreased US$17.6 million or 30.5% mainly due to decreased sales of our VTM products which were used in the COVID-19 testing programs in U.S. and Canada. To a lesser extent, haemoglobin revenues were impacted by the discontinuation of sales of the Ultra II instrument reagents in U.S. in the early part of 2021.

In Asia/Africa, revenues decreased by 1.9%, or US$0.5 million compared to 2021. The decrease is mainly due to lower Point-of-Care revenues in Africa reflecting significant non-recurring bulk orders of HIV tests from Nigeria in 2021 and lower sales of infectious diseases products to China due to strict public health quarantines which limited patients’ ability to visit hospitals and clinics to get tested for diseases. This was largely offset by an increase in haemoglobins revenues in Asia. There was particularly strong demand for our diabetes products in Asia with year-on-year revenue growth of 36%. We continue to scale our commercial coverage in these markets where the increase in the incidence of diabetes and propensity for haemoglobin variants is at some of its highest rates and our boronate affinity technology has a particular competitive advantage.

In Europe, revenues decreased by US$0.1 million, or 0.8% compared to 2021. There were decreased revenues for autoimmune and clinical chemistry products, with the latter being caused by supply chain issues for a key raw material which limited our production output of the oxalate and G6PDH products. These decreases were largely offset by strong European demand for our haemoglobins products and for our life science business, Fitzgerald Industries.

Cost of sales, gross profit and gross margin

Total cost of sales decreased by US$2.2 million from US$54.9 million for the year ended December 31, 2021 to US$52.7 million, for the year ended December 31, 2022, a decrease of 3.9%. This resulted in a gross profit for 2022 of US$22.0 million compared to a gross profit for 2021 of US$38.1 million. The gross margin of 29.5% in 2022 compares to a gross margin of 41.0% in 2021.

The gross profit for the year ended December 31, 2022 reflects significant excess inventory and obsolescence charges of US$4.7m recorded in Q3 2022, consisting of the following:

i.
VTM inventory write down (US$3.5 million) – as disclosed previously, we have not seen any evidence during the winter season of 2022-23 of significant peaks in demand for VTM products. This has led management to revisit our strategy of maintaining significant levels of raw materials inventory to meet demand peaks.  Consequently, the value of inventory was written down in Q3, 2022 to our estimate of its net realisable value.

ii.
Other inventory write down (US$0.9 million) - the value of certain excess raw materials and work in progress was written down in Q3, 2022 following a review and an update to our relevant quality assurance policy.

iii.
Tri-stat inventory write down (US$0.3 million) - as disclosed previously, we undertook a strategic review of our Tri-stat instrument line as part of a broader review of our haemoglobins product portfolio. Management decided to limit sales of Tri-stat to certain targeted partnerships and as a consequence the value of this inventory was written down to reflect the revised outlook.

Excluding the effect of these significant excess inventory and obsolescence charges of US$4.7 million, the gross margin was 35.8% for fiscal year 2022, compared to 41.0% for the year ended December 31, 2021. The   remainder of the reduction in gross margin in the year ended December 31, 2022 compared to year ended December 31, 2021 is largely due to sales mix changes, particularly the reduction in higher margin PCR VTM, inflationary increases in the price of raw materials and an under recovery of labour and overhead costs at three of our manufacturing facilities due to reduced production activity, partially driven by limited VTM production. To mitigate the impact of rising input costs, management implemented sales price increases where appropriate.

Other operating income

Other operating income decreased from US$4.7 million in the year ended December 31, 2021 to US$0.3 million in the year ended December 31, 2022. Other operating income in 2022 consist of government grants for R&D activities. In 2021, the US$4.7 million of Other operating income related to loan funding received in 2020 and 2021 under the U.S. government’s Paycheck Protection Program (“PPP”). Six PPP loans received by the Company in 2020-21, totalling US$4.7 million, were forgiven during year ended December 31, 2021 and were therefore recognised as income in 2021. No funding was received under the U.S. government’s PPP program in the year ended December 31, 2022.

Research and development expenses

Research and development expenses declined from US$4.5 million in the year ended December 31, 2021 to US$4.1 million when compared to the year ended December 31, 2022, a decrease of 8.0% mainly due to our lower headcount.

Selling, general and administrative expenses

Selling, general and administrative (SG&A) expenses increased from US$24.7 million in the year ended December 31, 2021 to US$29.2 million in the year ended December 31, 2022, an increase of US$4.5 million or 18.2%. The main reasons for this increase are as follows:

o
The share-based payments expense was US$0.7m higher in 2022 compared to 2021, mainly due to share options granted during 2022. The majority of the options granted in 2022 are performance share options and are structured such that they are exercisable only if the market price for Company’s ADSs exceeds certain levels ($3.00, $4.00 and $5.00 per ADS) during the life of the option.  These performance share options align the goals of our team and our shareholders in the creation of shareholder value.

o
With the lifting of COVID-related travel restrictions, we have tasked our sales and marketing teams to increase travel to customers and trade shows as we continue to revitalise our sales activities. Similarly, some key functional leaders based in Ireland have resumed visits to our overseas facilities as we seek to drive operational efficiencies. All of this has led to an approximately US$1.1 million increase in travel and promotional costs in 2022.

o
Due diligence and other legal and professional fees increased by approximately US$0.8 million in 2022 as we took an active, but disciplined, approach to pursuing a pipeline of attractive M&A opportunities.

o	Non-recurring professional fees, primarily associated with the debt refinancing, of US$0.6 million were expensed in 2022.

o	Increased expected credit loss on trade receivables, with the majority of the increase due to one distributor.

o	Higher recruitment fees in 2022 due to the hiring of more employees in senior management roles.

Impairment charges

The Company recognised impairment charges of US$5.8 million in the year ended December 31, 2022, compared to US$6.9 million for the year ended December 31, 2021.

It was determined that four internally developed products had a recoverable amount of zero and the total impairment charge for these was US$4.6 million. They comprise the following:

o
Autoimmune smart reader (impairment charge US$1.3 million) - there is significant uncertainty whether the Company will complete the project to develop its own in-house autoimmune smart reader. While we may re-visit this decision in the future, in the interests of prudence we impaired the project’s carrying value.

o
Tri-stat instrument (impairment charge US$1.0 million) - following a strategic review of the Tri-stat instrument, it was decided that Tri-stat sales would be restricted to only certain targeted partnerships, and this led to an impairment in the carrying value of the Tri-stat intangible asset.

o
COVID-19 antigen test on a rapid lateral flow format (impairment charge US$2.2 million) - this test is approved for professional use in the EU. However, the demand for our COVID-19 portfolio of products is highly uncertain and very difficult to predict and in our experience the market has moved to over the counter (“OTC”) rapid COVID-19 tests, for which this product is not yet approved. As such the Company’s efforts to commercialise this test have been unsuccessful. In addition, pricing for rapid COVID-19 tests in the EU is relatively weak, with stronger pricing available in, for example, the US market, for which this product is not yet approved. Given the market outlook for rapid COVID-19 testing products and continued uncertainty regarding regulatory approval pathways in key markets, including the US, management chose not to immediately pursue further regulatory approvals but does intend to monitor these markets and regulatory pathways with a view to potentially seeking additional regulatory approvals. As the Company has no imminent plans to pursue these regulatory approvals, under IFRS accounting rules these intangible assets were written down to zero.

o	COVID-19 test on an ELISA format (impairment charge US$0.1 million) – this development project was written off because the market changed and there was no demand for a test on this format.

The impairment test on our cash-generating units performed as at June 30, 2022, identified an impairment loss of US$0.5 million in two cash-generating units, namely Biopool US Inc and Trinity Biotech Do Brasil. The impairment test on our cash-generating units performed as at December 31, 2022 identified an impairment loss of US$0.7 million in two cash-generating units, namely Clark Laboratories Inc and Trinity Biotech Do Brasil. For further details, see Item 18, Notes 11, 12 and 16.

Operating Loss

Operating loss for the year ended December 31, 2022 was US$16.8m, compared to an operating profit of US$6.6m in the year ended December 31, 2021. The reduction in profitability was mainly attributable to decreased revenues, lower gross margin, lower other operating income and higher indirect costs, partly offset by lower impairment charges.

Financial expenses

Financial expenses for current and comparative fiscal years are summarised in the table below.

	2022 US$’000	2021 US$’000
Loss on disposal of exchangeable notes	9.7	-
Penalty for early settlement of term loan	3.5	-
Term loan interest	9.8	-
Convertible note interest	0.7	-
Notional interest on lease liabilities for Right-of-use assets	0.7	0.8
Exchangeable note interest	0.4	4.6
Loan origination costs - term loan	-	1.6
Fair value movement for derivative asset	0.1	-
Total	24.7	7.1

Note: table contains rounded numbers

Financial expenses in the year ended December 31, 2022 were US$24.7 million compared to US$7.1m in the year ended December 31, 2021, an increase of US$17.6m.  The increase is mainly due to two material non-recurring expenses incurred in 2022.

Firstly, we recorded a loss of US$9.7 million on the disposal of the exchangeable notes. In January 2022, the Company retired approximately US$99.7 million of the exchangeable notes. The accounting measure of total consideration for the retirement of the exchangeable Notes was US$92.9 million, consisting of cash consideration of US$86.7 million and the issuance of ADSs with a market value at the date of issue of US$6.2 million. The exchangeable notes were treated as a host debt instrument under IFRS with embedded derivatives attached. The embedded derivatives related to a number of put and call options which were measured at fair value in the Consolidated statement of operations. On initial recognition in 2015, the host debt instrument was recognised at the residual value of the total net proceeds of the bond issue less fair value of the embedded derivatives. Subsequently, the host debt instrument was measured at amortised cost using the effective interest rate method. At date of disposal, the carrying value of the extinguished exchangeable notes was US$83.2 million. As the IFRS measure of consideration was higher by US$9.7 million, the resulting loss on disposal was recorded as a once-off charge in the consolidated statement of operations in the year ended December 31, 2022.

Secondly, the Company made an early partial settlement of the senior secured term loan of US$34.5 million and in accordance with the Term Loan’s credit agreement, there was an early repayment penalty of US$3.45 million.

The remaining increase in financial expenses is due to the debt re-financing which took place at the end of January 2022. Exchangeable notes with a fixed coupon rate of 4.0% were replaced by a senior secured term loan with a variable interest rate, which averaged 13% in the year. Cash interest payable on the term loan in the year ended December 31, 2022 was US$7.0 million, compared to US$4.0 million for the exchangeable notes in the year ended December 31, 2021. The accretion interest on the senior secured term loan was US$2.8 million in the year ended December 31, 2022 and this includes a one-off charge of US$2.1 million because the Company made an early partial settlement of the Term Loan, which resulted in an acceleration of the accretion interest expense. Additionally, there was a new convertible note issued in the second quarter and the financial expense for this instrument totaled US$0.7 million in 2022.

Financial income

Financial income for the year ended December 31, 2022 was US$0.3 million, relating to fair value adjustments of derivative financial instruments. In the year ended December 31, 2021, US$1.2 million of financial income was recorded relating to the decrease in the fair value of the embedded derivatives liability related to the exchangeable notes, the vast majority of which has since been retired.

Income tax credit

The Company recorded a tax credit on continuing operations of US$0.2 million for the year ended December 31, 2022 compared to a tax credit of US$0.2 million for the year ended December 31, 2021.  The 2022 tax credit consists of US$0.3 million of current tax credit and US$0.1 million of a deferred tax charge. The 2021 tax credit consists of US$0.2 million of current tax credit and US$0.04 million of a deferred tax charge. For further details on the Group’s tax charge please refer to Item 18, Note 7 and Note 13 to the consolidated financial statements.

(Loss)/profit from continuing operations

The loss for the year from continuing operations was US$41.0 million, compared to a profit of US$0.9 million in 2021.

Loss from discontinued operations

The Cardiac Point-of-Care operation was discontinued during the year ended December 31, 2016. Expenses, gains and losses relating to the discontinuation of the Cardiac point-of-care tests operation have been eliminated from profit or loss from the Group’s continuing operations and are shown as a single line item in the Statement of Operations. The loss on discontinued operations was US$7,000 in year ended December 31, 2022 (2021: US$54,000), which is mainly due to administrative expenses. For further details, see Item 18, Note 8.

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

	Year ended December 31,
	2021 US$’000	2020 US$’000	% Change
Revenues
Clinical laboratory goods	74,700	84,280	(11.4%	)
Clinical laboratory services	7,928	8,485	(6.6%	)
Point-of-Care	10,337	9,215	12.2%
	92,965	101,980	(8.8%	)

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

In 2021, there was a partial return towards more normalised level of Haemoglobins testing. While COVID-19 public health restrictions remained in place in 2021 in many markets, these restrictions were not as severe as in 2020.  As a result, diabetic related testing revenues increased by almost 20% in 2021 and we are continuing to see increasing demand for these instruments and consumables as diabetic testing programmes continue their return to normalisation. Offsetting this increase was lower sales in our haemoglobinopathies products due to the recall of the Ultra II instrument in U.S. in the early part of 2021.

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

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2021 US$‘000	2020 US$‘000	% Change
Revenues
Americas	57,799	70,408	(17.9%	)
Asia/Africa	25,504	22,567	13.0%
Europe	9,662	9,005	7.3%
Total	92,965	101,980	(8.8%	)

In the Americas, revenues decreased US$12.6 million or 17.9% mainly due to decreased sales of our VTM products which were used in the Covid-19 testing programs in U.S. and Canada. To a lesser extent, haemoglobin revenues were impacted by the recall of the Ultra II instrument in U.S. in the early part of 2021, following an FDA warning letter in the prior year.

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

The Group recorded a total share-based payments charge of US$1.1 million in 2021 compared to US$0.8 million in 2020. The increase of US$0.3 million in the total share-based payments expense is mainly due to a higher number of options being in their vesting period in 2021 compared to 2020 due to options granted in prior years. Share based payments included in selling, general and administrative expenses was US$1.1 million in 2021 and US$0.8 million in 2020. For further details, refer to Item 18, Note 19 to the consolidated financial statements.

Amortisation decreased from US$1.4 million for the year ended December 31, 2020 to US$0.9 million for the year ended December 31, 2021. The decrease of US$0.5 million is mainly due to the impairment recorded at December 31, 2020 which resulted in a lower carrying value for development projects and other intangible assets such as acquired technology, customer and supplier lists.

Recognition of contingent asset

In 2019, we disclosed a contingent asset of US$1.2 million which had not been recognised. It was in connection with the 2019 tax audit settlement and was payable by Darnick Company. This balance was settled in the year ended December 31, 2020 and was credited within selling, general and administrative expenses – recognition of contingent asset in 2020. The underlying amount was denominated in Euro. Due to a depreciation in the US Dollar between 2019 and 2020, the US Dollar equivalent amount increased from US$1.2 million to US$1.3 million.

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

Impairment charges

The Company recognized impairment charges of US$6.9 million in 2021. In 2020, the impairment charges were US$17.8 million. In accordance with the provisions of accounting standards under IFRS, a company is required to carry out impairment reviews in order to determine the appropriate carrying value of its net assets.  A number of factors impacted this calculation including cash flow projections and net asset values across each of the Group’s cash-generating units, the Company’s share price at the date on which the impairment test is performed (in 2021, two tests were performed, one at June 30 and one at December 31) and the cost of capital. The impairment loss of US$5.0 million for Immco Diagnostics Inc. mainly comprised a write down of intangible assets. Trinity Biotech Do Brasil incurred an impairment loss of almost US$1.0 million (mainly comprising property, plant and equipment assets) in 2021 as this CGU continues to be impacted by the weakness of the Brazilian Real. Trinity Biotech Manufacturing Limited recorded an impairment loss of US$0.8 million relating to one development project intangible asset. Biopool US Inc. incurred an impairment loss of US$0.1 million in 2021, with a downward trend in non-Covid-19 related infectious disease revenues in U.S. being a major factor.  For further details, see Item 18, Notes 11, 12 and 16.

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

Income tax credit

The Group recorded a tax credit on continuing operations of US$0.2 million for the year ended December 31, 2021 compared to a tax credit of US$0.6 million for the year ended December 31, 2020.  The 2021 tax credit consists of US$0.2 million of current tax credit and US$0.04 million of a deferred tax charge. In 2020, the tax credit comprised US$0.4 million of current tax credit and US$0.2 million of a deferred tax credit. For further details on the Group’s tax charge please refer to Item 18, Note 7 and Note 13 to the consolidated financial statements.

Profit/(loss) from continuing operations

The profit for the year from continuing operations was US$0.9 million, compared to a loss of US$6.0 million in 2020.

Loss from discontinued operations

The Cardiac Point-of-Care operation was discontinued during the year ended December 31, 2016. Expenses, gains and losses relating to the discontinuation of the Cardiac point-of-care tests operation have been eliminated from profit or loss from the Group’s continuing operations and are shown as a single line item in the Statement of Operations. The loss on discontinued operations is US$0.05 million in year ended December 31, 2021, which is mainly due to administrative expenses. The loss on discontinued operations is US$0.4 million in year ended December 31, 2020, which is mainly due to the unwinding of closure provisions and a change of estimate in relation to a tax receivable balance. For further details, see Item 18, Note 8.

B.	Liquidity and Capital Resources

The Group’s capital structure is a mixture of debt and equity. In the first quarter of 2022, the Group re-financed its exchangeable notes debt by securing a term loan credit facility of US$81.3 million (the “Term Loan”) from Perceptive. The re-financing improved the Group’s capital structure by reducing gross debt by approximately US$19 million with the Group having no material debt maturities until 2026.  As the Term Loan could be repaid, in part or in full, before the end of the four-year term, this gave the Group increased optionality regarding its future capital structure. In May 2022, the Group repaid just over 42% of the Term Loan (US$34.5 million) using the proceeds of an equity investment and the issuance of a 7-year convertible note.

Exchangeable notes

The Group originally issued US$115.0 million of 30-year exchangeable senior notes in 2015. The notes are senior unsecured obligations and accrue interest at an annual rate of 4%, payable semi-annually in arrears. In August 2018, the Group purchased US$15.1 million of the exchangeable notes. The nominal amount of the debt since this purchase had been US$99.9 million. The notes are convertible into ordinary shares of the parent entity at the applicable exchange rate, at any time prior to the close of business on the second business day immediately preceding the maturity date, at the option of the holder, or repayable on April 1, 2045. The conversion rate is 47.112 ADSs per $1,000 principal amount of notes, equivalent to an exchange price of approximately $21.88 per ADS. The notes include a number of non-financial covenants, all of which were complied with at December 31, 2022.

In December 2021, we entered into agreements with five holders of the exchangeable notes for the repurchase of approximately 99.7% of the outstanding notes. The agreements were conditioned on certain lending conditions being met and required shareholder approval, which was obtained in January 2022.  In January 2022, we paid approximately US$86.7 million to the five note holders, using funds from a new term loan from Perceptive and the Company’s own cash resources. We also issued a total of 5.3 million ADSs to the five note holders as partial consideration for the exchange of the notes. The remaining outstanding amount owing for exchangeable notes at December 31, 2022 is US$210,000.

Term loan with Perceptive

In December 2021, we and our subsidiaries entered into a US$81.3 million senior secured term loan credit facility with Perceptive.  The Term Loan was drawn down in January 2022, when the necessary shareholder approvals were obtained.

The 48-month term loan will mature in January 2026 and accrues interest at an annual rate equal to 11.25% plus the greater of (a) one-month LIBOR (later changed to the Term SOFR Reference Rate effective from October 28, 2022) and (b) one percent per annum, and interest is payable monthly in arrears in cash.  The term loan does not require any amortization, and the entire unpaid balance will be payable upon maturity. The term loan can be repaid, in part or in full, at a premium before the end of the four-year term.

In connection with the Term Loan, we agreed to issue warrants to Perceptive for 2.5 million of the Company’s ADSs.  The per ADS exercise price of the Warrants was US$1.30. The warrants are exercisable, in whole or part, until the seventh anniversary of the date of drawdown of the funding under the Term Loan.

We made an early partial settlement of the senior secured term loan of US$34.5 million and in accordance with the Term Loan’s credit agreement, there was an early repayment penalty of US$3.45 million. The remaining outstanding amount owing for the Term Loan at December 31, 2022 is US$46.8 million.

In February 2023, we announced that we and our subsidiaries had entered into an amended and restated senior secured term loan credit facility to allow for an immediate US$5 million increase to the outstanding Term Loan and provide for a US$20 million facility to fund potential acquisitions.  In connection with the increased Term Loan facility, we agreed to reprice the 2,500,000 warrants originally issued under the Term Loan, with the Warrants now having a per ADS exercise price of US$1.071 compared to their initial per ADS exercise price of US$1.30.

On April 27, 2023, we announced that we had closed the sale of our Fitzgerald Industries life sciences supply business, for cash proceeds of approximately US$30 million subject to customary adjustments. The Company used approximately US$11 million of the proceeds of this sale to repay approximately US$10.1 million of its senior secured debt held by Perceptive plus an approximately US$0.9 million early repayment penalty. In connection with this transaction, the Company has entered into an amendment to its senior secured term loan credit facility with Perceptive Advisors, which significantly reduces the Company’s minimum revenue covenants under that loan.

Investment from MiCo Ltd.

In May 2022, the Company announced a US$45.2 million investment from MiCo Ltd (“MiCo”). MiCo, a KOSDAQ-listed and Korea-based company, that is engaged in the biomedical business through its affiliate MiCo BioMed. The investment consisted of an equity investment of US$25.2 million and a seven-year, unsecured junior convertible note of US$20.0 million. The convertible note has an interest rate of 1.5% and interest is payable quarterly. The convertible note mandatorily converts into ADSs if the volume weighted average price of the Company’s ADSs is at or above US$3.24 for any five consecutive NASDAQ trading days.

Leases

The Group entered into sale and leaseback arrangements in 2018 with Allied Irish Bank and Wells Fargo. In January 2022, the Group settled its outstanding lease liability with Allied Irish Bank. At December 31, 2022, the amount owed under the other remaining sale and leaseback arrangement was US$45,000. The Group also has lease liabilities relating to right-of-use assets with lease maturities between 1 and 11 years.

Cash and cash equivalents

At December 31, 2022, the cash and cash equivalents balance was US$6.6 million. In the future, the amount of cash generated from operations will depend on a number of factors which include the following:

•	The ability of the Group to generate revenue growth from its existing product lines and from new products following the successful completion of its development projects;

•	The extent to which capital expenditure is incurred on additional property plant and equipment;

•	The level of investment required to undertake both new and existing development projects; and

•	Successful working capital management in the context of a growing business.

Liquidity

In the Directors’ opinion, the Group will have access to sufficient funds to support its existing operations for at least the next 12 months by utilising existing cash resources and cash generated from operations and external financing. The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments.

The Directors are acutely aware of the relatively high cost of its borrowings and are focused on transforming the Group into a high growth business.  The Company is actively examining the potential disposal of parts of its portfolio of businesses that are non-core to our future vision and strategy.  Proceeds from these disposals may be used to fund repayments of the Group’s debt and to fund investments with higher growth opportunities in strategically core areas.

Cash Flows

As at December 31, 2022, our consolidated cash and cash equivalents were US$6.6 million. The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities.

	Year ended December 31,
	2022 US$‘000	2021 US$‘000
Net cash (used in) / generated by operating activities	(921)	13,238
Net cash outflow from investing activities	(5,977)	(8,691)
Net cash outflow from financing activities	(12,322)	(6,019)
Net decrease in cash and cash equivalents and short-term investments	(19,220)	(1,472)

Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 amounted to US$0.9 million (2021: inflow of US$13.2 million), a decrease of US$14.2 million. The decrease in net cash generated from operating activities of US$14.2 million is attributable to a decrease in operating cash flows before changes in working capital of US$16.6 million and a decrease in taxes received of US$1.6 million partially offset by a decrease in working capital outflows of US$4.1 million. The working capital outflow decrease, when compared to the prior year, is due to an increased inflow in trade and other payables of US$7.8 million and a decreased outflow associated with inventories of US$3.5 million partially offset by an increased cash outflow for trade and other receivables of US$7.2 million. The decrease in operating cash flows before changes in working capital is primarily driven by a lower operating profit compared to the prior year.

Investing Activities

Net cash outflows from investing activities for the year ended December 31, 2022 amounted to US$6.0 million (2021: US$8.7 million) which were principally made up as follows:

•
Payments to acquire intangible assets of US$4.9 million (2021: US$6.9 million), which principally related to development expenditure capitalised as part of the Group’s on-going product development activities; and

•	Acquisition of property, plant and equipment of US$1.1 million (2021: US$1.8 million) incurred as part of the Group’s investment programme for its manufacturing and distributing activities.

Financing Activities

Net cash outflows from financing activities for the year ended December 31, 2022 amounted to US$12.3 million (2021: US$6.0 million). This outflow is due to the payment of US$86.7 million for the retirement of the exchangeable Notes, the partial early settlement of the Term Loan plus a penalty of US$38.0 million, payments for lease liabilities of US$2.8 million, interest payments of US$7.9 million, refinancing costs US$2.4 million, partly offset by proceeds of issuance of shares of US$25.3 million and the draw down of the Term Loan of US$80.0 million (net of associated costs) and proceeds of US$20 million from the convertible note issued to MiCo. In 2021, the outflow was due to the payment of lease liabilities (US$3.0 million) and an interest payment on the exchangeable notes (US$4.0 million), refinancing costs (US$0.8m) partially offset by the receipt of loans in 2021 under the U.S. government’s PPP (US$1.8 million).

C. Research and Development, Patents and Licences, etc.

For information on research and development, patents and licences see “Item 4. Information on the Company—Item 4.B Business overview.”

D. Trend Information

In 2020 and 2021, the Company recorded combined revenues for our COVID-focused PCR Viral Transport Media products in excess of US$50 million, all of which related to North America. In 2022, our revenues for VTM products decreased to approximately US$3 million due to a significant scaling down of PCR testing programs for COVID-19 in North America and more competition. The demand for our COVID focused VTM products is highly uncertain and very difficult to predict.

The current indications are that public health policy has shifted away from large scale PCR testing of the population and instead the virus will be diagnosed by over-the-counter (“OTC”) rapid antigen tests. The Company has developed an OTC rapid test for COVID-19 which has regulatory approval to be sold in the EU for professional use only. However, our efforts to commercialise this test have been unsuccessful. Pricing for rapid COVID-19 tests in the EU is relatively weak, with stronger pricing available in, for example, the US market, for which our product is not yet approved. Given the market outlook for rapid COVID-19 testing products and continued uncertainty regarding regulatory approval pathways in key markets, including the US, we have chosen to not immediately pursue further regulatory approvals but intend to monitor these markets and regulatory pathways with a view to potentially seeking additional regulatory approvals.

Excluding our COVID focused Viral Transport Media products, Group revenues in 2022 were 1.0% lower than in 2021. Haemoglobins is our largest product line in revenue terms, making up just under one third of our total Group revenues in 2022. We have seen continued strong performance in our haemoglobins product line in 2022, particularly for our diabetes products which recorded a year-on-year revenue increase of 26.6%. The growth driver in this product line is the higher instrument installed base and continuing high incidence of diabetes, particularly in Asia and Latin America. We expect revenues from this business to continue this growth trend driven by a higher instrument installed base and operational and strategic supply chain changes, which we expect will also drive margin increases.

Fitzgerald Industries, our life science raw materials business recorded single digit revenue growth in 2022, which is a typical result based on past trends. On April 27, 2023, we announced that we closed the sale of our Fitzgerald Industries life sciences supply business for cash proceeds of approximately US$30 million. For more information on this sale, refer to Item 18, Note 28. Autoimmune product revenues in 2022 recorded a slight decrease of US$0.2 million compared to 2021, mainly due to lower sales in Europe. Point-of-Care revenues, which mainly comprises sales of HIV lateral flow tests in Africa, decreased by US$1.1 million or 10.9%, reflecting significant non-recurring bulk orders of HIV tests from Nigeria in 2021. Revenues for our infectious diseases assays have been trending downwards for several years now, as the products in this portfolio are in the mature phase of their product life cycle. In 2022, the decrease for these products was approximately 23%, which was exacerbated by weak sales in China due to strict quarantine protocols enforced by public health officials to combat the spread of COVID-19.

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

In obtaining these contracts, the Group incurs a number of incremental costs, such as sales bonus paid to sales staff commissions paid to distributors and royalty payments. NAs the amortisation period of these costs, if capitalised, would be less than one year, the Group makes use of the practical expedient in IFRS 15.94 and expenses them as they incur.

A receivable is recognised when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

The Group’s obligation to provide a refund for faulty products under the standard warranty terms is recognised as a provision, see Note 21 for details.

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

Acquired in-process research and development (IPR&D) is valued at its fair value at acquisition date in accordance with IFRS 3. The Company determines this fair value by adopting the income approach valuation technique. Once the fair value has been determined, the Company will recognise the IPR&D as an intangible asset when it: (a) meets the definition of an asset and (b) is identifiable (i.e., is separable or arises from contractual or other legal rights). IPR&D is tested for impairment on an annual basis, in the fourth quarter, or more frequently if impairment indicators are present, using projected discounted cash flow models. If IPR&D becomes impaired or is abandoned, the carrying value of the IPR&D is written down to its revised fair value with the related impairment charge recognised in the period in which the impairment occurs. If the fair value of the asset becomes impaired as the result of unfavourable data from any ongoing or future clinical trial, changes in assumptions that negatively impact projected cash flows, or because of any other information regarding the prospects of successfully developing or commercialising our programs, we could incur significant charges in the period in which the impairment occurs. The valuation techniques utilised in performing impairment tests incorporate significant assumptions and judgments to estimate the fair value, as described above. The use of different valuation techniques or different assumptions could result in materially different fair value estimates.

Factors which impact our judgement to capitalise certain research and development expenditure include the degree of regulatory approval for products and the results of any market research to determine the likely future commercial success of products being developed. We review these factors each year to determine whether our previous estimates as to feasibility, viability and recovery should be changed. At December 31, 2022 the carrying value of capitalised development costs was US$17.0 million (2021: US$17.7 million) (see Item 18, Note 12 to the consolidated financial statements). The decrease in 2022 was mainly due to impairment and amortization of US$5.1 million partly offset by additions of US$4.5 million.

Impairment of intangible assets and goodwill

Definite lived intangible assets are reviewed for indicators of impairment periodically while goodwill and indefinite lived assets are tested for impairment periodically, either individually or at the cash-generating unit level. Factors considered important, as part of an impairment review, include the following:

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

Goodwill and other intangibles are subject to impairment testing on a periodic basis. The recoverable amount of seven cash-generating units (“CGUs”) is determined based on a value-in-use computation. Among other macroeconomic considerations, the impact of the COVID-19 pandemic has been factored into our impairment testing.

The value-in-use calculations use cash flow projections based on the 2023 projections for each CGU and a further four years projections using estimated revenue and cost average growth rates of between 0% and 5%. At the end of the five-year forecast period, terminal values for each CGU, based on a long term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The pre-tax discount rates used range from 16% to 24% (2021: 16% to 25%). Refer to Item 18, Note 12 for further information.

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

The impairment testing performed during the year ended December 31, 2022 identified an impairment loss in three CGUs, namely Biopool US Inc, Clark Laboratories Inc, and Trinity Biotech Do Brasil totalling US$1.2 million. The impairment testing performed during the year ended December 31, 2021 identified an impairment loss in four CGUs, namely Trinity Biotech Manufacturing Limited, Biopool US Inc, Immco Diagnostics, and Trinity Biotech Do Brasil totalling US$6.9 million.

The impairment loss of US$0.4 million for Biopool US Inc. mainly comprised a write down of tangible assets and prepayments. A downward trend in non-Covid-19 related infectious disease revenues in U.S. was a major factor in this impairment. Trinity Biotech Do Brasil incurred an impairment loss of almost US$0.5 million (mainly comprising property, plant and equipment assets) in 2022 as this CGU continues to be impacted by the weakness of the Brazilian Real and low profitability. Clark Laboratories Inc. incurred an impairment loss of US$0.4 million in 2022 as this CGU manufactures and sells a range of infectious disease products which are in the mature stage of their product life cycle and accordingly the growth prospects are limited.  For further details, see Item 18, Notes 11, 12 and 16.

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and the following sensitivity analysis has been performed:

•
In the event that there was a reduction of 10% in the assumed level of future growth in revenue growth rate, which would represent a reasonably likely range of outcomes, there would be no additional impairment loss recorded at December 31, 2022.

•
In the event there was a 10% increase in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be no additional impairment loss recorded at December 31, 2022.

In addition to impairment charges relating to the three CGUs, there were also specific impairment charges recorded in 2022 to write down the carrying value of four development projects to zero. These were recorded in intangible assets. The four impairments related to the Tri-stat instrument (US$1.0 million impairment charge), autoimmune smart reader (US$1.3 million), COVID-19 ELISA format assay (US$0.1 million) and COVID-19 rapid antigen test (US$2.2 million). Refer to Item 18, Note 12 for further information.

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write off inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2022, 2021 or 2020 which would have an impact on the carrying values of inventory during those periods, except as discussed below. At December 31, 2022 our allowance for slow moving and obsolete inventory was US$16.3 million which represents approximately 42.0% of gross inventory value. At December 31, 2021 our allowance for slow moving and obsolete inventory was US$12.1 million, which represented approximately 29.3% of gross inventory value and at December 31, 2020 the provision was US$9.8 million, or approximately 24.5% of gross inventory value (see Item 18, Note 15 to the consolidated financial statements).

The estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory has increased between 2022 and 2021 due to significant increases in the provision for the following categories of inventory:

(i)
VTM inventory – there was no evidence during the winter season of 2022-23 of significant peaks in demand for VTM products. This has led management to revisit the strategy of maintaining significant levels of raw materials inventory to meet demand peaks.  Consequently, the provision for this inventory was increased by US$3.5 million in 2022 reflecting our estimate of its net realisable value.

(ii)
Tri-stat inventory – the Company undertook a strategic review of our Tri-stat instrument line as part of a broader review of our haemoglobins product portfolio. Management decided to limit sales of Tri-stat to certain targeted partnerships and as a consequence the value of this inventory was written down by US$0.3 million to reflect the revised outlook.

(iii)
Raw materials and work in progress failing to meet our revised quality policy - the value of certain excess raw materials and work in progress was written down by US$0.9 million in 2022 following a review and an update to our relevant quality assurance policy.

Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$0.8 million at December 31, 2022 (2021: US$0.8 million) (2020: US$0.8 million) would result.

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

Certain share options have been granted for which there is a condition that the options only become exercisable into ADSs when the market price of an ADS reaches a certain level. This is deemed to be a non-vesting condition. The term ‘non-vesting condition’ is not explicitly defined in IFRS 2, Share based Payment, but is inferred to be any condition that does not meet the definition of a vesting condition. The only condition for these options to vest is that the option holder continues service and there were no other conditions which would be considered non-vesting conditions. Non-vesting conditions are reflected in measuring the grant-date fair value of the share-based payment and there is no true-up in the measurement of the share-based payment for differences between the expected and the actual outcome of non-vesting conditions. If all service conditions are met, then the share-based payment cost will be recognized even if the option holder does not receive the share-based payment due to a failure to meet the non-vesting condition.

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

Senior secured term loan and related derivative balances

In 2022, the Company completed the drawdown of a senior secured term loan credit facility with Perceptive. The term loan is represented by three separate balances in our balance sheet. Firstly, included in Long Term liabilities is a Senior secured term loan balance, which, at initial recognition, comprised the principal loan amount of US$81.3 million less loan origination costs of US$3.6 million, less two derivative financial balances totalling US$1.7 million. This balance was reduced by an early partial settlement of the loan of US$34.5 million during 2022. The other two balances are a derivative financial asset and a derivative financial liability and these were initially recognised at fair value under IFRS 9. The derivative financial asset is valued at US$0.1m at December 31, 2022 and represents an estimate of the value to the Company of being able to repay the term loan early and potentially refinance at lower interest rate.  The derivative financial liability is valued at US$1.6 million at December 31, 2022 and represents the fair value of the warrants issued to Perceptive. As part of the Credit Agreement, the Company agreed to issue warrants to Perceptive for 2.5 million of the Company’s ADSs.  The per ADS exercise price of the warrants was US$1.30 (this was revised to US$1.07 in 2023). The warrants are exercisable, in whole or part, until the seventh anniversary of the date of drawdown of the funding under the term loan.

Litigation

From time to time we may be subject to various claims and contingencies in the ordinary course of business, including those related to litigation, business transactions, our intellectual property, regulatory compliance, employee-related matters and taxes, and others. When we are aware of a claim or potential claim, we assess the likelihood of any loss or exposure. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, we will record a liability for the loss. In addition to the estimated loss, the recorded liability includes probable and estimable legal costs associated with the claim or potential claim. There is no assurance that such matters will not materially and adversely affect our business, financial position, and results of operations or cash flows.

Item 6.     Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

We are managed by a board of directors, which is currently comprised of five members, and our senior management. The following table presents information about our current executive officers, members of our board of directors and our senior management, including their ages. The term executive officer refers to any person in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who  performs a policy making function or any other person who performs similar policy making functions for the registrant. Executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant.

Directors and Senior Management

Name	Age	Title
Directors
Aris Kekedjian	57	Chairman and Chief Executive Officer
Ronan O’Caoimh	67	Founder & Director
Jim Walsh, PhD	64	Executive Director of Business Development
John Gillard	42	Chief Financial Officer, Company Secretary, Director
Tom Lindsay	65	Director
Senior Management
Ian Wells, PhD	54	Vice President of Quality and Regulatory Affairs
Simon Dunne	49	Chief Accounting Officer
Gary Keating, PhD	50	Chief Technology Officer
Eibhlín Kelly	39	Chief Information Officer
Colm Molloy	52	Group Director of Human Resources and Culture
John Mee	59	Global Supply Chain Director
Nick O’Hare	50	Vice President of Global Commercial Operations and International Sales
Mícheál Roche	63	Vice President of Global Health

Changes in Executive Officers and Board composition
James Merselis, Clint Severson and Kevin Tansley retired as directors on May 3, 2022.  Seon Kyu Jeon, Aris Kekedjian and Michael Sung Soo Kim were appointed as directors on May 3, 2022.  Seon Kyu Jeon and Michael Sung Soo Kim resigned as directors on October 24, 2022. Aris Kekedjian was initially appointed in a non-executive capacity and was appointed to replace Ronan O’Caoimh as Chief Executive Officer on October 3, 2022 and was appointed Chairman on September 30, 2022.  Tom Lindsay was appointed as a director on October 25, 2022.

The executive officers, Fernando Devia and Sanjiv Suri left the Company during 2022 and Dan Goldsand left the Company in January 2023.  Terence Dunne, moved to a part-time role in the Company in late 2022.

Directors

Aris Kekedjian, Chairman and Chief Executive Officer, joined the Board of Trinity Biotech in May 2022, initially in a non-executive capacity and was appointed to replace Ronan O’Caoimh as Chief Executive Officer on October 3, 2022. Mr Kekedjian was appointed as Chairman on September 30, 2022. Mr. Kekedjian spent 30 years in GE in several senior roles, including as GE’s Chief Investment Officer and Global Head of Business Development. Mr. Kekedjian previously held roles as President & Chief Executive Officer at Icahn Enterprises, Senior Advisor to ECN Capital, and Independent Director of various public companies including Xerox Corporation, Finserv Acquisition Corp. and XPO Logistics, Inc. He received his undergraduate degree from Concordia University.

Ronan O’Caoimh, Director, co-founded Trinity Biotech in June 1992 and acted as Chief Financial Officer until March 1994 when he became Chief Executive Officer. He was also elected Chairman in May 1995. On May 3, 2022, Mr. O’Caoimh stepped down as Chairman and was replaced as Chairman by Seon Kyu Jeon. On October 3, 2022, Mr O’Caoimh stepped down as Chief Executive Officer. Prior to joining Trinity Biotech, Mr O’Caoimh was Managing Director of Noctech Limited, an Irish diagnostics company. Mr O’Caoimh was Finance Director of Noctech Limited from 1988 until January 1991 when he became Managing Director. Mr O’Caoimh holds a Bachelor of Commerce degree from University College Dublin. On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by a management agreement with Darnick Company. This arrangement ceased with effect from December 31, 2018 with Ronan O’Caoimh returning as an employee of the company.

Jim Walsh, PhD, Executive Director of Business Development, initially joined Trinity Biotech in October 1995 as Chief Operations Officer. Dr Walsh resigned from the role of Chief Operations Officer in 2007 to become a Director of the Company. In October 2010, Dr Walsh rejoined the company as Chief Scientific Officer. Dr Walsh transferred from this position in 2015 and now provides strategic advice and technical diligence support, on a part time basis, with regards to the Company’s business development activities.  Prior to joining Trinity Biotech, Dr Walsh was Managing Director of Cambridge Diagnostics Ireland Limited (“CDIL”). He was employed with CDIL since 1987. Before joining CDIL he worked with Fleming GmbH as Research & Development Manager. Dr. Walsh is a director of a number of private Irish companies in the biotechnology and diagnostics sector, including EPONA Biotech since 2016, AllWorth Diagnostics since 2019 and AbacusLabs since 2020. Dr Walsh holds a PhD degree in Chemistry from University College Galway.

John Gillard, Chief Financial Officer, Company Secretary and Director, joined Trinity Biotech in November 2020 as Chief Financial Officer, Secretary to the Board of Directors and was appointed to the Board as Executive Director. Mr. Gillard is both a Chartered Accountant and Chartered Tax Advisor, having trained at PWC.  Prior to joining Trinity Biotech, Mr. Gillard held a number of senior financial roles including from 2012 to 2016 at Alphabet Inc./Google, and from Nov 2016 to May 2020 at ION Investment Group.  Since June 2020 Mr. Gillard has also acted as a business consultant. Mr. Gillard holds a Bachelor of Commerce degree from the National University of Ireland Galway and a Master’s degree in Accounting from University College Dublin.

Tom Lindsay, Director, joined the Board as a non-executive director in October 2022. Mr. Lindsay has more than 35 years of sales and marketing leadership experience in the global medical diagnostics industry and was President of Alere Inc’s (now Abbotts’s) business in Africa for many years.  Most recently, Mr Lindsay has provided consultancy services to several international in vitro diagnostics businesses. He currently serves as a non-executive director for Genedrive plc, a rapid, low-cost molecular diagnostics platform for the identification and treatment of a selection of infectious diseases.

Senior management

Ian Wells, Vice President of Quality and Regulatory Affairs, has served as Vice President of Quality and Regulatory Affairs of Trinity Biotech since September 2022.  Dr. Wells has greater than 30 years’ experience in the health care sector having worked in R&D, Operations and Quality/Regulatory for Zeneca, Johnson & Johnson, Ortho Clinical Diagnostics and Werfen.  Dr. Wells graduated from Plymouth University and Technical University of Vienna with a BSc. in Chemistry (1993) and a PhD. in Chemometrics and Molecular Spectroscopy (1996).  He is the co-author of Transforming Quality Organisations (published by BEP LLC, New York, April 2023).

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

Gary Keating, Chief Technology Officer, joined Trinity Biotech in October 2022 following a range of technical leadership roles in start-up and multinational diagnostics companies, including Transfer Manager at Abbott Diagnostics, R&D Manager at Diasorin Ireland, and CTO at HiberGene Ltd.  Dr Keating graduated from the University of Ulster at Jordanstown with a BSc in Applied Biochemical Sciences in 1993 and earned a PhD in Applied Immunology from Dublin City University in 1998.

Eibhlín Kelly, Chief Information Officer, has served as Chief Information Officer of Trinity Biotech since September 2015. Previously, she served as Customer Services Manager at Lynq Limited between 2011 and 2015, and Service Delivery/Support Manager at Trinity Biotech between 2005 and 2011. She graduated with an honour’s degree in Business Information Systems Development from Dublin Institute of Technology.

Colm Molloy, Group Director of Human Resources and Culture, has over 30 years Human Resources and Training experience and joined Trinity Biotech in January 2021. Prior to joining Trinity Biotech, he served as Head of Human Resources with Nuritas, a biotechnology company from 2019 to 2020. His previous roles included HR Director at Storm Technology from 2015 to 2019 and Head of Human Resources at Grant Thornton Ireland from 2011 to 2015. He is a Fellow of the Chartered Institute of Personnel and Development (CIPD) and a Graduate of the Marketing Institute of Ireland.

John Mee, Global Supply Chain Director has served in this position since joining Trinity Biotech in August 2022. Previous positions include Director of Supply Chain and Operations Consulting Services for EY, Supply Chain and Information System Manager for Glanbia Consumer Foods, Global inventory Planning Director for Grifols. John has held senior Supply Chain positions in Ireland and internationally. John holds an MSc in Supply Chain Management, an MSc in Manufacturing 4.0, a BSc in Data Analytics, is a qualified auditor (BS5750 Part 2), and a Certified Advanced Forecaster (Institute of Business Forecasting). John sits on the Executive Board of The Irish Exporters Association.

Nick O’Hare, Vice President of Global Commercial Operations and International Sales joined Trinity Biotech in January 2022. Prior to joining Trinity Biotech, Mr. O’Hare was a business consultant at hmR Ireland. In his career, he has held a range of senior roles in GSK, Roche Diagnostics, Novartis, IQVIA Ireland and PWC.  Mr O’Hare has a primary degree in science from Dublin City University and also holds an MBA.

Mícheál Roche, Vice President of Global Health, joined Trinity Biotech in 2001. Prior to his current role as VP of Global Heath, he served as VP of HIV, Infectious Disease and Clinical Chemistry since October 2013. Earlier in his career, he worked for AB Biodisk and B. Braun Biotech. He graduated from the National University of Ireland with a Bachelor of Science degree and a master’s degree in biotechnology.

Additional Information

There are no family relationships between any of the directors or members of senior management named above.

Our Memorandum and Articles of Association of the Company (the “Articles”) provide for a board of directors of not less than four and not more than ten members with the exact number of directors, from time, to time, determined by either (i) a resolution of our board of directors or (ii) a vote of the shareholders at a general meeting or by way of written resolution.

Our board of directors is currently composed of five directors. Officers serve at the pleasure of the board of directors, subject to the terms of any agreement between the officer and us.

Pursuant to the terms of the Securities Purchase Agreement signed by Trinity Biotech plc and MiCo IVD Holdings LLC (“MiCo”) on April 11, 2022 and the Redeemeable Unsecured Convertible Loan Note issued by the Company on May 3, 2022, MiCo have the right to nominate up to four individuals for consideration by the Nomination Committee of the Board of Directors for appointment to the Board of Directors, subject to certain minimum holding requirements.  Three of MiCo's four nominees are required to meet the independence standards set out in the NASDAQ stock Market Rules at all times and at least one of those nominees must have substantial experience at a diagnostics testing business having annualised revenues of greater than US$1 billion.  In considering MiCo's nominees, the Nomination Committee of the Board of Directors is required to take into consideration the need for the Company to retain its Irish tax status and status as a foreign private issuer under applicable federal securities laws.

We are not aware of any other arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

The 2022 remuneration scheme was approved by the Board of Directors.

Total directors and non-executive directors’ remuneration, excluding pension and share options, for the year ended December 31, 2022 amounted to US$1,639,000. The pension charge for the year amounted to US$24,000. See Item 18, Note 9 to the consolidated financial statements. The split of directors’ remuneration set out by director is detailed in the table below:

Director	Title	Salary/Other payments/ Benefits US$’000	Performance related bonus US$’000	Transaction related bonus US$’000	Defined contribution pension US$’000	Total 2022 US$’000	Total 2021 US$’000
Aris Kekedjian[1,2]	Chairman and Chief Executive officer	262	125	—	—	387	—
Ronan O’Caoimh[1]	Executive Director	340	—	—	—	340	643
Jim Walsh	Executive Director	20	—	—	—	20	20
John Gillard [3]	Executive Director	452	183	204	24	863	593
Tom Lindsay[4]	Director	—	—	—	—	—	—
Kevin Tansley[5]	Former Director	19	—	—	—	19	60
Clint Severson[6]	Former Director	17	—	—	—	17	49
James Merselis[7]	Former Director	17	—	—	—	17	49
		1,127	308	204	24	1,663	1,414

1 Aris Kekedjian was appointed as a director on May 3, 2022, initially in a non-executive capacity and on October 3, 2022 was appointed to replace Ronan O’Caoimh as Chief Executive Officer.
2  Salary, other payments and benefits for Aris Kekedjian includes US$65,000 payable to him on commencement of employment as CEO and Chairman.
3 John Gillard’s transaction bonus was in relation to a financial transaction successfully completed during the year.
4 Tom Lindsay was appointed as a director on October 25, 2022.
5 Kevin Tansley retired as director on May 3, 2022.
6 Clint Severson retired as director on May 3, 2022.
7 James Merselis retired as director on May 3, 2022.

As at December 31, 2022 there was US$5,000 (2021: NIL) accrued by the Company to provide pension, retirement or similar benefits for the directors

In 2022, options to subscribe for up to 29,400,000 ‘A’ ordinary shares (equivalent to 7,350,000 ADSs) were granted to the directors (2021: nil).

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

As previously set out by our Chairman and CEO, Mr. Aris Kekedjian and endorsed by our Board, one of our key priorities is to build a performance culture and drive ownership and accountability in the Company.  A share-based compensation model that ensures shareholder alignment is regarded as core to this transformation and is currently in the process being rolled out to staff and senior management across the Company. To facilitate this shareholder aligned share-based compensation model for employees and senior management, on December 15, 2022, our Board approved an amendment to the Trinity Biotech Employee Share Option Plan 2020 (with the updated plan being the Company’s 2023 Amended & Restated Plan) to increase the number of ordinary shares issuable under such plan by 30 million Class “A” ordinary shares (the equivalent to 7.5 million ADS).  As this point in time, it is intended that these share-based compensation awards will be structured in a manner similar the options granted to our CEO, with a significant proportion of any awards being performance-based awards that only become exercisable if the market price of the Company’s ADS reaches certain levels. These performance share-based compensation awards are intended to closely align the goals of our broader team with those of our shareholders in the creation of shareholder value.  The majority of Mr. Kekedjian’s options are performance share options and are structured such that they are exercisable only if the market price of the Company's ADSs increases to certain levels ($3.00, $4.00 and $5.00 per ADS) during the term of the option.

For the financial year ended December 31, 2022, our executive officers and directors, as a group (22 persons for 2022 including three executive officers that left the company during the year and one executive officer who moved to a part-time role during the year), received aggregate compensation of US$3,821,000 for services they rendered in all capacities during 2022, which amount includes base salary, commissions, bonuses, ex gratia payments and benefits in kind, excluding share options. The Board has appointed Korn Ferry, an internationally recognised consulting firm, to advise the Board on compensation matters for directors and senior management.

C. Board Practices

The Articles of Trinity Biotech provide that one third of the directors for the time being other than  a director holding an executive office with Trinity Biotech or, if their number is not three or a multiple of three, then the number nearest to, but not exceeding, one third shall retire from office at each annual general meeting,but if at any annual general meeting the number of directors who are subject to retirement by rotation is two, one of such directors shall retire and, if the number of such directors is one, that director shall retire. The directors to retire at each annual general meeting shall be the directors who have been longest in office since their last appointment. As between directors of equal seniority the directors to retire shall, in the absence of agreement, be selected from among them by lot. Subject as aforesaid, a retiring director shall be eligible for re-appointment and shall act as a director throughout the meeting at which he retires.

The Board has retained PWC to review and advise on the Company’s existing corporate governance practices and structures to ensure they are appropriate and proportional for our company.  We expect this process and any associated changes to be completed and implemented by the end of quarter 3, 2023.

The Board of Directors has established audit, remuneration and employee compensation committees. The Remuneration Committee consisted of Mr Clint Severson (committee chairman and lead director) and Mr James Merselis until the date of their resignation in May 2022. This Committee is responsible for approving executive directors’ remuneration including bonuses and share option grants.  The Board has appointed an internationally recognised independent consulting firm to advise the Board on compensation matters for directors and senior management.

The Audit Committee reviews the Group’s annual and interim financial statements and reviews reports from management on the effectiveness of the Group’s internal controls. It also appoints the external auditors, reviews the scope and results of the external audit and monitors the relationship with the auditors. Until May 2022, the Audit Committee comprised two non-executive directors of the Group, James Merselis (Committee Chairman) and Clint Severson. When these two directors retired in May 2022, they were replaced on the Audit Committee by non-executive directors Michael Sung Soo Kim and Aris Kekedjian (Committee Chairman).  When Michael Sung Soo Kim resigned as a director in October 2022, he left the Audit Committee, and Aris Kekedjian left the audit committee on May 2, 2023. As a transitional arrangement, the Audit Committee now comprises solely the non-executive director, Tom Lindsay. The Board of Directors intend to appoint a second person to the Audit Committee once another suitably qualified non-executive director has joined the Board.

The Board of Directors has also formed an employee compensation committee currently comprises Mr Aris Kekedjian (Committee Chairman) and Mr. John Gillard. This committee is responsible for approving share-based compensation grants to employees of the Group, other than executive directors, pursuant to the terms of the Employee Share Option Plan. The Board determines the exercise price and the term of the options. Individual option grants of less than 30,000 ‘A’ ordinary shares (7,500 ADRs) are approved by the Compensation Committee and subsequently ratified by the Board.

The Company also typically operates a Nomination Committee for appointments to the Board of Directors.

Because Trinity Biotech is a foreign private issuer, it is not required to comply with all of the corporate governance requirements set forth in NASDAQ Rule 5600 as they apply to U.S. domestic companies.

Indemnification of Directors and Officers

Subject to exceptions, the Companies Act 2014 of Ireland, (the “Companies Act 2014”) does not permit a company to exempt a director or certain officers from, or indemnify a director against, liability in connection with any negligence, default, breach of duty or breach of trust by a director in relation to the company.

The exceptions allow a company to: (a) purchase and maintain directors and officers insurance against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company; and (b) indemnify a director or such other officer against any liability incurred in defending proceedings, whether civil or criminal, (i) in which judgment is given in his or her favor or in which he or she is acquitted or (ii) in respect of which an Irish Court grants him or her relief from any such liability on the grounds that he or she acted honestly and reasonably and that, having regard to all the circumstances of the case, he or she ought fairly to be excused for the wrong concerned.

The Articles includes a provision which, subject to the provisions of the Companies Act 2014 as aforesaid, entitles every present and former director and other officer of the Company to be indemnified out of the assets of the Company (other than any person (whether an officer or not) engaged by the Company as auditor) against any loss or liability incurred by him or her for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company or otherwise incurred by him or her in the execution and discharge of his or her duties to the Company.

Under the Companies Act 2014 and the Articles, the Company may purchase and maintain directors’ and officers’ liability insurance, at the expense of the Company, for the benefit any of its present and former directors and other officers.

Limitation on Director Liability

Subject to exceptions, as described above, the Companies Act 2014 does not permit a company to exempt any director or certain officers from any liability arising from negligence, default, breach of duty or breach of trust against the company. One of the exceptions is that an Irish company is permitted to purchase and maintain directors’ and officers’ liability insurance, at the expense of the company, for the benefit of any of its present and former directors and other officers, including insurance against liability arising from the aforementioned matters.

Separately, in proceedings where negligence, default, breach of duty or breach of trust against a director has or may be established (or in anticipation of any such proceedings), an Irish Court has the power to grant a director or other officer relief from liability on the grounds that he or she acted honestly and reasonably and that, having regard to all the circumstances of the case, he or she ought fairly to be excused for the wrong concerned.

The Company has purchased directors’ and officers’ liability insurance which would indemnify the directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such. In addition, certain of the Company's existing US-incorporated subsidiaries have entered into customary deeds of indemnity with our directors.

D. Employees

The following table details certain data on the average workforce of Trinity Biotech and its consolidated subsidiaries:

	Year Ended December 31, 2022
	2022	2021	2020
Numbers of employees by geographic location
United States	217	237	310
Ireland	146	211	199
United Kingdom	1	2	3
Brazil	34	27	31
Total workforce	398	477	543
Numbers of employees by category of activity
Research scientists & technicians	30	41	52
Manufacturing/Operations	188	239	280
Quality Assurance	61	63	63
Finance/Administration	75	68	65
Sales & Marketing	44	66	83
Total workforce	398	477	543

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

We believe that an engaged workforce is key to maintaining our ability to innovate. We have been successful in integrating new employees into the business and keeping our employees engaged. Investing in our employees’ career growth and development is an important focus for us. We offer learning opportunities and training programs including workshops, guest speakers and various conferences to enable our employees to advance in their chosen professional paths.

We are committed to providing a safe work environment for our employees. We took the necessary precautions in response to the Covid-19 outbreak, including offering employees flexibility to work from home where practical, mandatory social distancing requirements in the workplace (such as adding more space between workspaces) and provision of hand sanitizer to all employees, and improvement and optimization of our telecommuting system to support remote work arrangements.

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

Stock Option Plans

The Board of Directors have adopted the Employee Share Option Plans (the “Plans”); with the most recently adopted Share Option Plan being the Company’s 2023 Amended & Restated Plan. The purpose of these Plans is to provide Trinity Biotech’s employees, consultants, officers and directors with additional incentives to improve Trinity Biotech’s ability to attract, retain and motivate individuals upon whom Trinity Biotech’s sustained growth and financial success depends. These Plans are administered by the Board of Directors. Options under the Plans may be awarded only to employees, officers, directors and consultants of Trinity Biotech.

The exercise price of options is determined by the Board of Directors, through its remuneration and employee compensation committees as the case may be. The term of an option will be determined by the Board, provided that the term may not exceed ten years from the date of grant. Option grants up to 30,000 ‘A’ ordinary shares (7,500 ADRs) are administered by the employee compensation committee and subsequently ratified by the Board. The committee will also determine the exercise price and term of these options. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with Trinity Biotech (or one year after such termination because of death or disability) except where a longer period is approved by the board of directors.

Under certain circumstances involving a change in control of Trinity Biotech, the Board may accelerate the exercisability and termination of options.

As of April 15, 2023, our directors and executive officers as a group, then consisting of 13 persons, held options to purchase an aggregate of 40,627,336 ‘A’ shares (10,156,834 ADS equivalent), having exercise prices ranging from US$0.19 per ‘A’ ordinary share (US$0.77 per ADS) to US$1.34 per ‘A’ ordinary share (US$5.35 per ADS) and expiration dates ranging from 2024 to 2029.  Generally, the options vest over a two to four year period and have no performance conditions. One exception to this is that the majority of the options granted to Aris Kekedjian and John Gillard in the fourth quarter of 2022 are performance share options and are structured such that they are exercisable only if the market price of the Company's ADSs increases to certain levels (US$3.00, US$4.00 and US$5.00 per ADS) during the life of the option.

The following table sets forth certain information as of April 15, 2023, regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of ‘A’ Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Ronan O’Caoimh (3)	18,761,496	11.6%
Aris Kekedjian (4)	4,000,000	2.6%
Jim Walsh (5)	2,743,612	1.8%
John Gillard (6)	1,900,000	1.2%
Tom Lindsay	-	-
Simon Dunne (7)	240,000	*
Ian Wells	-	-
Eibhlín Kelly	-	-
Gary Keating	-	-
Colm Molloy	-	-
John Mee	-	-
Nick O’Hare	-	-
Mícheál Roche	-	-
Executive officers and directors as a group (13 persons)	27,645,108	16.3%

*	Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Share options that have a performance condition related to the share price of the equity of the Company are deemed to be exercisable irrespective of whether the performance condition has been, or is expected to be, satisfied within 60 days of the date of this table. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on ‘A’ Ordinary Shares issued and outstanding as of April 15, 2023.

(3)
Represents (a) 9,724,160 ‘A’ ordinary shares and (b) 9,037,336 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of April 15, 2023. Includes options issued to Darnick Company which in the past provided Trinity Biotech with the services of Mr. O’Caoimh as Chief Executive Officer.

(4)	Represents 4,000,000 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of April 15, 2023.

(5)
Represents (a) 1,393,612 ‘A’ ordinary shares and (b) 1,350,000 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of April 15, 2023. Note that 1,393,612 ‘A’ ordinary shares of Dr Walsh’s shares are held in trust for the benefit of Dr Walsh’s immediate family.

(6)	Represents 1,900,000 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of April 15, 2023.

(7)	Represents 240,000 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of April 15, 2023.

As of April 15, 2023, 40,387,336 (10,096,834 ADS equivalent) of the options outstanding were held by the directors of Trinity Biotech as follows:

Director/Company Secretary	Number of Options ‘A’ Shares	Number of Options ADS Equivalent	Exercise Price (Per ‘A’ Share)	Exercise Price (Per ADS)	Hurdle Price [2] (Per ADS)	Expiration Date of Options
Aris Kekedjian	8,000,000	2,000,000	0.27	1.07	None	03/10/2029
	4,000,000	1,000,000	0.27	1.07	$3.00	03/10/2029
	4,000,000	1,000,000	0.27	1.07	$4.00	03/10/2029
	4,000,000	1,000,000	0.27	1.07	$5.00	03/10/2029
John Gillard	600,000	150,000	0.67	2.69	None	23/10/2027
	1,400,000	350,000	0.27	1.09	None	25/03/2029
	3,200,000	800,000	0.29	1.14	None	19/12/2029
	1,600,000	400,000	0.29	1.14	$3.00	19/12/2029
	1,600,000	400,000	0.29	1.14	$4.00	19/12/2029
	1,600,000	400,000	0.29	1.14	$5.00	19/12/2029
Ronan O’Caoimh [1]	2,244,000	561,000	1.34	5.35	None	07/09/2024
	4,060,000	1,015,000	0.69	2.74	None	14/06/2026
	333,336	83,334	0.19	0.77	None	20/03/2027
	2,400,000	600,000	0.73	2.90	None	17/11/2027
Jim Walsh	750,000	187,500	1.34	5.35	None	07/09/2024
	600,000	150,000	0.19	0.77	None	20/03/2027
1 Includes options issued to Darnick Company which in the past provided Trinity Biotech with the services of Mr. O’Caoimh as Chief Executive Officer.

2 Share options with a hurdle price are structured such that they may only become exercisable into ADSs when the average closing price of the Company’s ADSs, for ten trading days out of the thirty previous trading days, is equal to or greater than the relevant hurdle price of  US$3.00, US$4.00 or US$5.00 per ADS (adjusted for any stock splits, reverse splits or equivalent reorganisations) during the life of the option. At April 15, 2023, none of the directors’ share options with a hurdle price were exercisable as the hurdle price condition has not been achieved.

As of April 15, 2023 the following total options were outstanding:

	Number of ‘A’ Ordinary Shares Subject to Option	Range of Exercise Price per Ordinary Share		Range of Exercise Price per ADS
Total options outstanding	46,794,672	$	US0.19-US$1.34	$	US0.77-US$5.35

Item 7.     Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of April 15, 2023, Trinity Biotech has outstanding 152,830,284 ‘A’ Ordinary shares (excluding treasury shares). Such totals exclude 46,794,672 shares issuable upon the exercise of outstanding options and 10,000,000 shares issuable upon the exercise of outstanding warrants.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of April 15, 2023, by each person who we believe beneficially owns 5% or more of our outstanding ordinary shares and all of our directors and executive officers as a group. Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated.

Name	Number of ‘A’ Ordinary Shares Beneficially Owned		Number of ADSs Beneficially Owned (1)	Percentage ownership (2)
MiCo IVD Holdings, LLC	44,759,388	(3)	11,189,847	29.3%
All directors and officers as a group	27,645,108		6,911,277	16.3%
Perceptive Credit Holdings III, LP	10,000,000	(4)	2,500,000	6.1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Share options that have a performance condition related to the share price of the equity of the Company are deemed to be exercisable irrespective of whether the performance condition has been, or is expected to be, satisfied within 60 days of the date of this table. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on ‘A’ Ordinary Shares outstanding (excluding treasury shares).
(3)
Based upon a Schedule 13D filed on December 8, 2022, by MiCo IVD Holdings, LLC with the SEC. The principal business address of MiCo IVD Holdings, LLC is 85 Orchard Road. Skillman, New Jersey 08558 United States.

(4)	Based upon warrant agreement issued to Perceptive Credit Holdings III, LP in January 2022 in respect of 10,000,000 ‘A’ Ordinary Shares (2,500,000 ADSs).

Significant Changes in the Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table below there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020.

The following shareholders have disclosed ownership above 5% since January 1, 2020 but their ownership is below 5% as at April 15, 2023 according to their Schedule 13G filings.

	Number of ‘A’ Ordinary Shares Beneficially Owned	Number of ADSs Beneficially Owned (1)	Percentage ‘A’ Ordinary Shares (2)	Percentage Total Voting Power	Date of Filing
Whitefort Capital Master Fund, LP	2,342,280	585,570	1.5%	1.5%	February 16, 2021
Highbridge Capital Management, LLC	675,064	168,766	0.4%	0.4%	April 14, 2022
Renaissance Technologies LLC	5,573,752	1,393,438	3.6%	3.6%	February 13, 2023
Stonehill Capital Management LLC	6,690,592	1,672,648	4.4%	4.4%	February 13, 2023
Paradice Investment Management, LLC	6,172,460	1,543,115	4.0%	4.0%	February 7, 2020

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2022.

The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech, and directly with Mr O’Caoimh, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland.

The Group entered into an agreement for a 25-year lease with JRJ effective from December 2003 for offices that adjacent to its then premises at IDA Business Park, Bray, Co. Wicklow, Ireland with an annual rent is €381,000 (US$406,000). Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.

In 2007 the Group also entered into 25-year lease agreements with Mr O’Caoimh and Dr Walsh for a 43,860 square foot manufacturing facility in Bray, Ireland. The annual rent for the manufacturing facility is €787,000 (US$838,000). Subsequent to the signing of this lease, the ownership of the building transferred from JRJ to Mr O’Caoimh solely. In 2016 the Group also entered into 10-year lease agreement with Mr O’Caoimh for a warehouse of 16,000 square feet adjacent to the leased manufacturing facility in Bray, Ireland. The annual rent for the warehouse is €144,000 (US$153,000). At the time, independent valuers advised the Group that the rent in respect of each of the leases represents a fair market rent. Upward-only rent reviews are carried out every five years and there have been no increases to date arising from these rent reviews, although a rent review of the 43,860 square foot facility is currently ongoing.

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe at the time that the arrangements entered into represented a fair and reasonable basis on which the Group could meet its ongoing requirements for premises. Dr Walsh has no ownership interest in the additional space adjoining the warehouse owned by Mr O’Caoimh and was therefore entitled to express an opinion on this arrangement.

In late 2020, the Group occupied some additional space adjoining the warehouse owned by Mr O’Caoimh. This was a short-term arrangement, and no payments were made for the additional space during 2020 and 2021. The Company vacated this space in 2021. In 2022, the rent payable to Mr O’Caoimh of US$90,000 was settled.

Indemnity Agreements

We have entered into customary agreements with each of our current directors and executive officers to indemnify them to the fullest extent permitted by law, subject to limited exceptions.

Related Person Transaction Policy

Our Board of Directors has adopted an interested party transaction policy, which governs the identification, reporting and approval of transactions with interested parties.

C. Interests of Experts and Counsel

Not applicable.

Item 8.     Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Export Sales

In the year ended December 31, 2022, the amount of our export sales (i.e., sales outside of Ireland) was approximately US$74,675,181 which represents 99.9% of our total sales.

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

B. Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2022.

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

B. Memorandum and Articles of Association

Copies of our Articles are filed as Exhibit 1.1 to this Annual Report. The information called for by this Item 10.B. is included in Exhibit 2.1 to this Annual Report and is incorporated herein by reference.

Irish Law

Each of Trinity Biotech’s principal subsidiary undertakings incorporated in Ireland (refer to Item 18, Note 30) is registered as a private company limited by shares under the Companies Act 2014.  Pursuant to Irish law, Trinity Biotech must maintain a register of its shareholders. This register is open to inspection by shareholders free of charge and to any member of the public on payment of a small fee. The books containing the minutes of proceedings of any general meeting of Trinity Biotech are required to be kept in Ireland and are kept at the registered office of the Company and are open to the inspection of any member without charge. Minutes of meetings of the board of directors are not open to scrutiny by shareholders. Trinity Biotech is obliged to keep proper accounting records. The shareholders have no statutory right to inspect the accounting records. The only financial records, which are open to the shareholders, are the statutory financial statements, which are sent to shareholders with the annual report. Irish law also obliges Trinity Biotech to file information regarding certain events relating to the Company (such as changes to share rights, changes to the board of directors etc). This information is filed with the Companies Registration Office in Ireland and is open to public inspection. The Articles permit ordinary shareholders to approve corporate matters in writing provided that the relevant resolution is signed by all the members for the time being entitled to vote and attend at general meeting. A general meeting can be convened by ordinary shareholders which hold not less than 50 per cent of the paid up share capital of the Company carrying the right of voting at general meetings of the Company.  In addition, the directors of the Company are required to convene a general meeting forthwith upon the deposit of a requisition signed by ordinary shareholders holding not less than one-tenth of the paid up capital of the Company carrying the right of voting at general meetings of the Company. Trinity Biotech is generally permitted, subject to company law, to issue shares with preferential rights, including preferential rights as to voting, dividends or rights to a return of capital on a winding up of the Company. Any shareholder who complains that the affairs of the Company are being conducted or that the powers of the directors of the Company are being exercised in a manner oppressive to him or any of the shareholders (including himself), or in disregard of his or their interests as shareholders, may apply to the Irish Courts for relief. Shareholders have no right to maintain proceedings in respect of wrongs done to the Company.

Directors have extensive and wide–ranging duties under Irish law.  These arise from both common law and statute (principally the Companies Act 2014, which codified a number of key fiduciary duties).  Our directors owe their duties individually and primarily to Trinity Biotech and not its shareholders (although there is a requirement that directors consider the interests of employees in addition to those of the company). Additionally, directors will also need to have regard to the interests of creditors, where a director believes, or has reasonable cause to believe, that a company is, or is likely to be, unable to pay its debts, or becomes aware of the company’s insolvency. All of the directors have equal and overall responsibility for the management of the Company (although directors who also serve as employees will have additional responsibilities and duties arising under their employment agreements and may be expected to exercise a greater degree of skill and diligence than non-executive directors). Those duties include duties to act in good faith in the interests of Trinity Biotech, act honestly and responsibly in the conduct of the Company’s affairs, act in accordance with the Company’s Constitution and exercise their powers only for purposes allowed by law, not use the Company’s property for their own or a third party's, benefit (unless duly authorised), not agree to restrict their power to exercise an independent judgment (subject to limited exceptions) and avoid conflicts of interests (unless they are properly released).  A director must exercise the care, skill and diligence which would be exercised in the same circumstances by a reasonable person having the knowledge and experience that (a) may reasonably be expected of a person in the same position as the director and (b) which that particular director has. Other statutory duties include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, maintaining certain registers and making certain filings as well as the disclosure of personal interests. When directors, as agents in transactions, make contracts on behalf of the Company, they generally incur no personal liability under these contracts. It is Trinity Biotech, as principal, which will be liable under them, as long as the directors have acted within Trinity Biotech’s objects and within their own authority. A director who commits a breach of his duties shall be liable to Trinity Biotech for any profit made by him or for any damage suffered by Trinity Biotech as a result of the breach. In addition to the above, a breach by a director of his duties may (where relevant) lead to the summary dismissal of the director, civil or criminal sanction from a Court, including penalties or imprisonment, and/or the imposition of orders restricting or disqualifying the director from acting as a director.

C. Material Contracts

Other than contracts entered into in the ordinary course of business, the following represents the material contracts entered into by the Group:

Term loan agreement with Perceptive Advisors

On December 15, 2021, the Company and its subsidiaries entered into a US$81.25 million senior secured term loan credit facility (the “Term Loan”) with Perceptive Advisors (“Perceptive”), an investment manager with an expertise in healthcare.  Proceeds from the Term Loan, along with existing cash and the issuance of new American Depository Shares (“ADS”) in the Company, were used to retire the exchangeable notes in January 2022. The Term Loan will mature on the fourth anniversary of the drawdown date and accrues interest at an annual rate equal to 11.25% plus the greater of (a) one-month LIBOR (later changed to the Term SOFR Reference Rate effective from October 28, 2022) and (b) one percent per annum, and interest will be payable monthly in arrears in cash.  The Term Loan does not require any amortization, and the entire unpaid balance will be payable upon maturity. The Term Loan can be repaid, in part or in full, at a premium before the end of the four-year term.

The drawdown of the Term Loan by the Company was subject to a number of conditions precedent including the repayment of at least 99.7% of the exchangeable notes and approval by the Company’s shareholders of the Term Loan, an increase in the authorized share capital of the Company and the issuance of the Warrants.  At the Extraordinary General Meeting held on January 25, 2022, the Company’s shareholders approved all of the four resolutions put to the meeting, with each resolution being approved by at least 97% of votes cast. The term loan was drawn down on January 27, 2022. In May 2022, the Company made an early partial settlement of the term loan amounting to US$34,500,000.

In February 2023, the Company entered into an amended and restated senior secured term loan credit agreement which allowed for an immediate US$5,000,000 increase to its outstanding Term Loan and provided for a US$20,000,000 facility to fund potential acquisitions. In April 2023, the Company used approximately US$11 million of the proceeds of the sale of Fitzgerald Industries to repay approximately US$10.1 million of the Term Loan plus an approximately US$0.9 million early repayment penalty. In connection with this transaction, the Company entered into an amendment to its senior secured term loan credit facility with Perceptive Advisors, which significantly reduces the Company’s minimum revenue covenants under that loan.

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

In February 2023, in connection with an increased Term Loan facility, the Company agreed to reprice the 2,500,000 warrants originally issued to Perceptive, with the Warrants now having a per ADS price of US$1.071.

Exchange agreement with certain holders of the Exchangeable Notes

On December 15, 2021, the Company entered into exchange agreements (the “Exchange Agreements”) with five institutional investors that held approximately US$99,700,000 of the outstanding exchangeable notes, which are puttable by the holders to the Group, at par, in April 2022.  Under the terms of this agreement each holder agreed to exchange their Notes at a discount to par with each holder receiving $0.87 of cash and the equivalent of $0.08 of the Company’s ADS (based upon the 5-day trailing VWAP of the ADSs on NASDAQ on December 10, 2021, discounted by 13%) per $1 nominal value of the Notes.  The consummation of the Exchange Agreements was conditional upon (among other things) the approval by the Company’s shareholders of the issuance of ADSs pursuant to the Exchange Agreements and certain matters related to the drawdown of the Term Loan. At the Extraordinary General Meeting held on January 25, 2022, the Company’s shareholders approved all of the four resolutions put to the meeting, with each resolution being approved by at least 97% of votes cast. The Company retired the Notes owned by the five institutional investors on January 27, 2022.

MiCo Investment

In April 2022, the Company announced a US$45 million investment from MiCo, a KOSDAQ-listed and Korea-based company. The investment consisted of an equity investment of approximately US$25.2 million (11.2 million ADSs at a price of US$2.25 per ADS) and a seven-year, unsecured US$20 million junior convertible note, with a fixed interest rate of 1.5% and an ADS conversion price of US$3.24 per ADS.  The convertible note mandatorily converts into ADS if the volume weighted average price of the Company’s ADSs is at or above US$3.24 for any five consecutive NASDAQ trading days.

The chair of MiCo, Seon Kyu Jeon, along with Aris Kekedjian and Michael Sung Soo Kim joined the Board of Trinity Biotech after the investment completed.  Existing directors Kevin Tansley, Clint Severson and James Merselis retired from the Board at the same time. In October 2022, Seon Kyu Jeon Jeon and Michael Sung Soo Kim resigned from the Board of Trinity Biotech.

Employment contract with Mr Aris Kekedjian

Mr. Aris Kekedjian was appointed as CEO with effect from October 3, 2022. As part of Mr. Kekedjian’s compensation package he is entitled to a substantial share options package that is designed to align Mr. Kekedjian’s interests with those of Trinity Biotech shareholders. Under the share options package, he is entitled to:

-
Options to purchase 2 million ADS at an exercise price of US$1.071 (the closing price on 30 September 2022). The options will vest on a quarterly basis over 24 months from the date of commencement of employment.

-
Options to purchase 3 million ADS which become exercisable in the event the closing price of the ADS reach certain levels for ten (10) trading days out of the thirty (30) previous trading days, of which: (i) options to purchase 1 million ADSs become exercisable if and when the closing price of the ADSs is equal to or greater than $3.00, (ii) options to purchase 1 million ADSs become exercisable if and when the closing price of the ADSs is equal to or greater than $4.00, and (iii) options to purchase 1 million ADSs become exercisable if and when the closing price of the ADSs is equal to or greater than $5.00, in each case adjusted for any stock splits, reverse splits or equivalent reorganisations. These options have an exercise price of US$1.071 and vest rateably over 3 years from the date of commencement of employment.

-	Accelerated vesting of the share options in certain circumstances.
Sale of Fitzgerald Life Sciences business

On April 27, 2023, the Company announced it had closed the sale of its Fitzgerald Industries life sciences supply business, consisting of Benen Trading Ltd and Fitzgerald Industries International, Inc, to Biosynth for cash proceeds of approximately US$30 million subject to customary adjustments. The Fitzgerald life sciences supply business generated revenue of approximately US$12 million in the year ended December 31, 2022, and was EBITDA positive.  The cash proceeds from Biosynth includes funding to Fitzgerald Industries to allow it repay intercompany loans owed to Trinity Biotech. Management determined that the life sciences supply business was no longer core to the Group’s long-term strategy and pursued this transaction as part of its plan to transform into a high growth innovator in diabetes care and decentralised diagnostic solutions.

D. Exchange Controls

As an EU Member State, EU Council Regulations which implement EU and UN sanctions decisions automatically have direct effect in Irish law once they enter into force at EU level. Ireland does not currently operate an autonomous sanctions policy which departs from EU and UN sanctions decisions. At present EU Council Regulations prohibit financial transfers involving a number of persons, entities and bodies, which are subject to amendment on an ongoing, regular basis and currently include, but are not limited to: certain persons and activities in Afghanistan, Belarus, Bosnia & Herzegovina, Burundi, the Central African Republic, Democratic Republic of Congo, the Republic of Guinea, the Republic of Guinea-Bissau, Haiti, the Democratic People's Republic of Korea, Egypt, Eritrea, Iran, Iraq, Lebanon, Libya, Myanmar/Burma, Nicaragua, Russia, Syria, Somalia, South Sudan, Sudan, Tunisia, Turkey, Ukraine, Venezuela, Yemen, and Zimbabwe without the prior permission of the Central Bank of Ireland.

Under the Financial Transfers Act 1992 (the “1992 Act”), the Minister for Finance of Ireland may make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined, and the acquisition or disposal of the ADRs, which represent shares issued by an Irish incorporated company, the acquisition or the disposal of Ordinary Shares and associated payments may fall within this definition. Dividends or payments on the redemption or purchase of shares and payments on the liquidation of an Irish-incorporated company would fall within this definition. Any orders made under the 1992 Act typically align with the EU and UN sanctions decisions as Ireland does not operate an autonomous sanctions policy at present.

Any transfer of, or payment in respect of, an ADS involving the government of any country that is currently the subject of EU or UN sanctions, any person or body controlled by any of the foregoing, or any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. The Company does not anticipate that orders made under the 1992 Act or EU or UN sanctions implemented into Irish law will have a material effect on its business.

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

U.S. Federal Income Tax Consequences to U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that generally would apply with respect to the ownership and disposition of Trinity Biotech ADSs, in the case of a holder of such ADSs who a U.S. Holder (as defined below) is and who holds the ADSs as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. For the purposes of this summary, a U.S. Holder is: an individual who is a citizen or tax resident of the U.S.; a corporation created or organised in or under the laws of the U.S. or any political subdivision thereof; an estate whose income is subject to U.S. federal income tax regardless of its source; or a trust that (a) is subject to the primary supervision of a Court within the U.S. and control by one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Passive Foreign Investment Company

For U.S. federal income tax purposes, a foreign corporation is treated as a “passive foreign investment company” (or “PFIC”) in any taxable year in which, after taking into account the income and assets of the corporation and certain of its subsidiaries pursuant to the applicable “look through” rules, either (1) at least 75% of the corporation’s gross income is passive income or (2) at least 50% of the average value of the corporation’s assets is attributable to assets that produce passive income or are held for the production of passive income. Based on the nature of its present business operations, assets and income, Trinity Biotech believes that for the year 2022, it was not a PFIC. However, no assurance can be given that changes will not occur in Trinity Biotech’s business operations, assets and income that might cause it to be treated as a PFIC at some future time.

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

Irish Taxation

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

In 2011, the Board decided that it was an appropriate time to commence a dividend policy for the first time in the Company’s history but the payment of dividends has subsequently been suspended (see section below on Dividend Policy).  Up to 31 December 2019, the payment of a dividend was generally subject to dividend withholding tax (“DWT”) at the standard rate of income tax in force at the time the dividend was paid (the applicable rate was 20% in 2019). However, the rate of DWT has increased to 25% in respect of dividends paid on or after 1 January 2020.  Irish Revenue also plan to introduce a new “real time” collection system for DWT based on an individual’s marginal income tax rate, however the introduction of this proposed system has been postponed at present.  Under current legislation, where DWT applies, Trinity Biotech will be responsible for withholding it at source.

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

Under the Irish Taxes Consolidation Act 1997, dividends paid by Trinity Biotech to non-Irish shareholders will, unless exempted, be subject to DWT. Such non-Irish shareholders will not suffer DWT on dividends if the shareholder is:

•	an individual resident in the U.S. (or certain other countries with which Ireland has a double taxation treaty) and who is neither resident nor ordinarily resident in Ireland; or

•	a U.S. tax resident corporation (or a corporation resident in certain other countries with which Ireland has a double taxation treaty) not under the control of Irish residents; or

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

Special DWT arrangements are available in the case of shares in Irish companies held by U.S. resident holders through American depository banks using ADSs where such banks enter into intermediary agreements with the Irish Revenue Commissioners and are viewed as qualifying intermediaries under Irish Tax legislation. Under such agreements, American depository banks who receive dividends from Irish companies and pay the dividends on to the U.S. resident ADS holders are allowed to receive and pass on a dividend from the Irish company on a gross basis (without any withholding) if:

•	the recipient is the direct beneficial owner of the shares and is beneficially entitled to the dividend, and

•	the depository bank’s ADS register shows that the direct beneficial owner of the dividends has a U.S. address on the register, and

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

Disposals of Ordinary Shares or ADSs

Irish Holders that acquire ordinary shares or ADSs will generally be considered, for Irish tax purposes, to have acquired their ordinary shares or ADSs at a base cost equal to the amount paid for the ordinary shares or ADSs. On subsequent dispositions, ordinary shares or ADSs acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a “first in first out” basis before ordinary shares or ADSs acquired at a later time. Irish Holders that dispose of their ordinary shares or ADSs will be subject to Irish capital gains tax (“CGT”) to the extent that the proceeds realised from such disposition exceed the indexed base cost of the ordinary shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 33% and this applies to disposals made on or after 6 December 2012. Indexation of the base cost of the ordinary shares or ADSs is available in respect of expenditure incurred on ordinary shares or ADSs prior to 31 December 2002.

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

Where disposal proceeds are received in a currency other than Euro, they must be translated into Euro amounts to calculate the amount of any chargeable gain or loss. Similarly, acquisition costs denominated in a currency other than Euro must be translated at the date of acquisition into Euro amounts.

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

A gift or inheritance of ordinary shares will be, or in the case of ADSs may be, within the charge to capital acquisitions tax, regardless of where the disponer or the donee/successor in relation to the gift/inheritance is domiciled, resident or ordinarily resident. Capital acquisitions tax is levied at a rate of 33% on the taxable value of the gift or inheritance above certain tax-free thresholds and this rate applies in respect of gifts and inheritances taken on or after 6 December 2012. The tax-free threshold is determined by the amount of the current benefit and of previous benefits received within the group threshold since 5 December 1991, which are within the charge to capital acquisitions tax and the relationship between the former holder and the successor. Gifts and inheritances between spouses are not subject to the capital acquisitions tax. Gifts of up to €3,000 can be received each year from any given individual without triggering a charge to capital acquisitions tax. Where a charge to Irish CGT and capital acquisitions tax arises on the same event, capital acquisitions tax payable on the event can be reduced by the amount of the CGT payable. There should be no clawback of the same event credit of CGT offset against capital acquisitions tax provided the donee does not dispose of the ordinary shares or ADSs within two years from the date of gift.

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

Irish stamp duty, which is a tax imposed on certain documents, is payable on all transfers of ordinary shares of an Irish registered company (other than transfers made between spouses, transfers made between 90% associated companies, or certain other exempt transfers) regardless of where the document of transfer is executed. Irish stamp duty is also payable on electronic transfers of ordinary shares. A transfer of ordinary shares made as part of a sale or gift will generally be stampable at the ad valorem rate of 1% of the value of the consideration received for the transfer, or, if higher, the market value of the shares transferred. With effect from 9 October 2019, stamp duty at a rate of 7.5% applied in certain circumstances to the sale or transfer of shares which derive their value, or the greater part of their value, from non-residential property in Ireland.  Any instrument executed on or after 24 December 2008 which transfers stock or marketable securities on sale where the amount or value of the consideration is €1,000 or less may be exempt from stamp duty. Where the consideration for a sale is expressed in a currency other than Euro, the duty will be charged on the Euro equivalent calculated at the rate of exchange prevailing at the date of the transfer.

Transfers of ordinary shares where no beneficial interest passes (e.g., a transfer of shares from a beneficial owner to a nominee) will generally be exempt from stamp duty.

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

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations is not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors is exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

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

The documents concerning our Company which are referred to in this Annual Report may also be inspected at our offices located at IDA Business Park, Bray, County Wicklow, Ireland.

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

Trinity Biotech estimates that the maximum effect of a rise of one percentage point in one of the principal variable interest rates to which the Group is exposed would be an increase in the loss before tax for 2022 by approximately 1.1%.

Exchange rate sensitivity

At year-end 2022, the total net liability denominated in currencies other than the US Dollar, principally the Euro, Brazilian Real, Canadian Dollar, Swedish Krona and Great British Pound was US$6.8 million.

A strengthening or weakening of the US Dollar by 10% against all the other currencies in which the Group operates, would have the approximate effect of increasing or reducing the Group’s 2022 year-end net worth by approximately US$0.7 million.

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

Trinity Biotech uses a range of financial instruments (including cash, and finance leases) to fund its operations. These instruments are used to manage the liquidity of the Group in a cost effective, low-risk manner. Working capital management is a key additional element in the effective management of overall liquidity. Trinity Biotech does not trade in financial instruments or derivatives.

The main risks arising from the utilisation of these financial instruments are interest rate risk, liquidity risk and foreign exchange risk.

Trinity Biotech’s reported net income and net assets are all affected by movements in foreign exchange rates.

At December 31, 2022 the Group’s borrowings were at a mixture of variable and fixed rates of interest. The senior secured term loan accrues interest at an annual rate equal to 11.25% plus the greater of (a) the Term SOFR Reference Rate and (b) one percent per annum.  The exchangeable notes are at a fixed rate of interest of 4% and the convertible note is at a fixed rate of interest of 1.5%. The Group also has one remaining US Dollar denominated finance lease which expires in 2023. At December 31, 2022 the carrying value of the Group’s indebtedness totalled US$73,769,000 (2021: US$99,156,000) (2020: US$102,625,000) at interest rates of 1.5% to 15.4% (2020: 4.00% to 5.51%).

In broad terms, a one-percentage point increase in interest rates would increase interest expense by US$468,000 (2021: increase in interest income of US$31,000).

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro and Brazilian Real denominated expenses as a result of the movement in the exchange rate between the US Dollar and those currencies. The Group did not engage in foreign currency hedging in 2022.

The Group had foreign currency denominated cash balances equivalent to US$3,722,000 at December 31, 2022 (2021: US$6,434,000).

Item 12.          Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

On December 15, 2021, the Company agreed to issue warrants exercisable for 2,500,000 of the Company’s ADSs to Perceptive. The warrants were issued in January 2022 following the drawdown of the term loan. The per ADS exercise price of the Warrants was US$1.30, based on the lower of i) the 10-day volume weighted average price (“VWAP”) for the Company’s ADSs for the 10 business days prior to the Closing Date of the Credit Agreement for the Term Loan and ii) the 10-day VWAP for the Company’s ADSs for the 10 business days prior to the drawdown date of the funding under the Term Loan. The Warrants are exercisable, in whole or part, until the seventh anniversary of the date of drawdown of the funding under the Term Loan.

In February 2023, in connection with an increased Term Loan facility, the Company agreed to reprice the 2,500,000 warrants originally issued to Perceptive, with the Warrants now having a per ADS price of US$1.071.

C. Other Securities

Not applicable.

D. American Depositary Shares

Set forth below is a summary of certain provisions in relation to charges and other payments under the Deposit Agreement with  the Bank of New York Mellon, as depositary, and the owners and holders from time to time of ADSs issued thereunder.

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

Evaluation of Disclosure Controls and Procedures

The Group’s disclosure and control procedures are designed so that information required to be disclosed in reports filed or submitted under the Securities Exchange Act 1934 is prepared and reported on a timely basis and communicated to management, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934 as of the end of the period covered by this Form 20-F. The Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were effective as of December 31, 2022.

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

Management has assessed the effectiveness of internal control over financial reporting based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2022.

Since Trinity Biotech is a non-accelerated filer, our auditor, Grant Thornton, an independent registered public accounting firm, is not required to issue an attestation report on the Group’s internal control over financial reporting as of December 31, 2022.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	Reserved

16A.  Audit Committee Financial Expert

Mr James Merselis was an independent director and a member of the Audit Committee until his resignation as a director in May 2022. Mr Tom Lindsay is an independent director who joined as a member of the Audit Committee in October 2022. Our board of directors has determined that Mr James Merselis and Mr Tom Lindsay meet the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

Management notes that due to changes in the composition of the Board of Directors, the Audit Committee now consists of only one director. However, the Board of Directors are seeking to recruit at least one additional suitably qualified independent director to join the Audit Committee in order to strengthen the internal control environment including the Committee’s oversight of its external auditors.

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

	Year ended December 31, 2022		Year ended December 31, 2021
	US$’000%		US$’000%
Audit	1,064	92%	571	86%
Tax	89	8%	89	14%
Total	1,153		660

Audit services include audit of our consolidated financial statements including interim financial statements, as well as work only the independent auditors can reasonably be expected to provide, including statutory audits. Audit related services are for assurance and related services performed by the independent auditor, including any special procedures required to meet certain regulatory requirements. Tax fees consist of fees for professional services for tax compliance and tax advice.

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

16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Share Buyback

Trinity Biotech did not purchase any of its own shares during 2022 or 2021.

16 F.  Change in Registrant’s Certifying Accountant

Not applicable.

16 G. Corporate Governance

NASDAQ Stock Market Rules and Home Country Practice

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ requirements must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We provided NASDAQ with such a letter of non-compliance with respect to:

•	Rule 5605(b)(1) - The Rule requiring maintaining a majority of independent directors. Instead, under Irish law and practice, we are not required to appoint a majority of independent directors.

•
Rule 5605(b)(2) -The Rule requiring that our independent directors have regularly scheduled meetings at which only independent directors are present. Instead, we follow Irish law according to which independent directors are not required to hold executive sessions.

•
Rule 5605(e) - The Rule regarding independent director oversight of director nominations process for directors. Instead, we follow Irish law and practice according to which our board of directors recommends directors for election/re-election by our shareholders.

•
Rule 5635(c) - The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company (Rule 5635(b)), certain transactions other than a public offering involving issuances of a 20% or more interest in the company (Rule 5635(d)) and certain acquisitions of the stock or assets of another company (Rule 5635(a)). Instead, we follow Irish law and practice in approving such procedures, according to which Board approval may suffice in certain circumstances, depending on the extent existing general authorities to issue shares are in place.

•
Rule 5605(c)(2) - The Rule requiring maintaining an audit committee consisting of at least three independent directors.  Instead, we follow Irish law that requires that an audit committee have at least one independent director.

•
Rule 5605(d)(2) - The Rule requiring a compensation committee consisting of at least two independent directors. We have had a compensation committee, which we referred to as the remuneration committee.  We have engaged an international consultancy to advise the Board on Board and executive compensation.

•
Rule 5620(c) - The Rule requiring a quorum of 33 1/3% at any meeting of shareholders (Rule 5620(c)). Instead, we follow the provisions of our Articles which require a quorum of 40%. If a quorum is not present within 30 minutes (or such longer time not exceeding one hour as the chairperson of the meeting may decide to wait) after the time appointed for the holding of the meeting a quorum is not present, or if during the meeting a quorum ceases to be present, the meeting, if convened on the requisition of shareholders, shall be dissolved and in any other case, shall stand adjourned to the same day in the next week or to such other day and at such other time and place as the chairperson (or, in default, the board of directors) may, subject to the provisions of the Companies Act 2014, determine. If at such adjourned meeting a quorum is not present within 15 minutes after the time appointed for holding it, the members present in person or by proxy shall be a quorum, but so that not less than two individuals shall constitute a quorum.

16 H. Mine Safety Disclosure

Not applicable.

16 I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Part III

Item 17      Financial Statements

The registrant has responded to Item 18 in lieu of responding to this item.

Item 18      Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page 93 of this Annual Report. The audit report of Grant Thornton (PCAOB ID 1402), independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Trinity Biotech plc

Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of Trinity Biotech plc and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Impairment of goodwill and other long-lived assets valuation:

As at December 31, 2022 prior to impairment analysis, the goodwill and intangible assets of the Company totalled $39.9 million, property, plant and equipment of the Company totalled $6.4 million and prepayments of the Company totalled $2.4 million. The Company recognised $5.8 million impairment during the year ended December 31, 2022.

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

We identified goodwill and other long-lived assets for certain CGUs as a critical audit matter because of the significant judgements made by management to estimate the recoverable value of certain CGUs and the difference between their recoverable amounts and carrying values. We focused on CGUs identified as sensitive by management and CGUs with a significant change in cash flow forecasts in the current year (collectively the “selected CGUs”).

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

•	We compared the underlying cash flow forecasts against budgets and we evaluated management’s ability to accurately forecast future revenues and margins by:

•	performing a look-back analysis and comparing actual results to management’s historical forecasts; and

•	assessing the reasonableness of the impact of new products, new partnerships and other macroeconomic activity on short-term cash flows.

•	We assessed the reasonableness of the valuation model used by the Company compared to generally accepted valuation practices and accounting standards.

•
We tested the source information underlying the determination of the discount rates through use of observable inputs from independent external sources and we developed independent estimates and compared those to the discount rates selected by management.

•	We developed independent estimates and compared those to the discount rates selected by management.

•	We compared the long-term growth rates, used by management to grow cash flows in order to calculate a terminal value, to independent external sources to assess the reasonableness of these rates.

Accounting for capitalised development costs

As discussed in Note 12 to the financial statements, the Company capitalizes certain internal development costs related to the design, development and enhancement of the Company’s products. The Company capitalized $4.5 million of internal development costs during the year ended December 31, 2022. We identified capitalization of development costs to be a critical audit matter.

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

•	We obtained a detailed understanding of the role of the employees in the development of the relevant projects whose salaries are capitalized.

•	We evaluated the design effectiveness of management’s control on costs capitalization and progress and likely outcome of on-going projects.

/s/ GRANT THORNTON

Dublin, Ireland

We have served as the Company’s auditor since 2008.

DATE May 16, 2023

CONSOLIDATED STATEMENT OF OPERATIONS

		Year ended December 31
	Notes	2022 Total US$‘000	2021 Total US$‘000	2020 Total US$‘000
Revenues	2	74,779	92,965	101,980
Cost of sales		(52,731)	(54,888)	(53,400)

Gross profit		22,048	38,077	48,580
Other operating income	4	343	4,672	1,860
Research and development expenses		(4,138)	(4,497)	(5,080)
Selling, general and administrative expenses		(29,166)	(24,683)	(26,390)
Selling, general and administrative expenses – closure costs	9	-	-	(2,425)
Selling, general and administrative expenses – recognition of contingent asset	24	-	-	1,316
Impairment charges	5	(5,839)	(6,944)	(17,779)

Operating (loss)/profit		(16,752)	6,625	82
Financial income	6	303	1,223	36
Financial expenses	6	(24,745)	(7,097)	(6,751)

Net financing expense		(24,442)	(5,874)	(6,715)

(Loss)/profit before tax	9	(41,194)	751	(6,633)
Total income tax credit	2, 7	192	178	620

(Loss)/profit for the year on continuing operations	2	(41,002)	929	(6,013)

Loss for the year on discontinued operations	8	(7)	(54)	(375)

(Loss)/profit for the year (all attributable to owners of the parent)	2	(41,009)	875	(6,388)

Basic (loss)/profit per ADS (US Dollars) – continuing operations	10	(1.22)	0.04	(0.29)
Diluted (loss)/profit per ADS (US Dollars) – continuing operations	10	(1.22)	0.04	(0.29)

Basic (loss)/profit per ‘A’ ordinary share (US Dollars) –continuing operations	10	(0.30)	0.01	(0.07)
Diluted (loss)/profit) per ‘A’ ordinary share (US Dollars) – continuing operations	10	(0.30)	0.01	(0.07)

Basic (loss)/profit per ADS (US Dollars) – group	10	(1.22)	0.04	(0.31)
Diluted (loss)/profit per ADS (US Dollars) – group	10	(1.22)	0.04	(0.31)

Basic (loss)/profit per ‘A’ ordinary share (US Dollars) – group	10	(0.30)	0.01	(0.08)
Diluted (loss)/profit) per ‘A’ ordinary share (US Dollars) – group	10	(0.30)	0.01	(0.08)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31
	Notes	2022 US$‘000	2021 US$‘000	2020 US$‘000
(Loss)/profit for the year	2	(41,009)	875	(6,388)
Other comprehensive loss
Items that will be reclassified subsequently to profit or loss
Foreign exchange translation differences		(396)	(86)	(1,360)

Other comprehensive loss		(396)	(86)	(1,360)

Total Comprehensive (Loss)/profit (all attributable to owners of the parent)		(41,405)	789	(7,748)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31
	Notes	2022 US$‘000	2021 US$‘000
ASSETS
Non-current assets
Property, plant and equipment	11	5,682	5,918
Goodwill and intangible assets	12	35,269	35,981
Deferred tax assets	13	4,218	4,101
Derivative financial instruments	22	128	-
Other assets	14	139	207

Total non-current assets		45,436	46,207

Current assets
Inventories	15	22,503	29,123
Trade and other receivables	16	15,753	16,116
Income tax receivable		1,834	1,539
Cash and cash equivalents	17	6,578	25,910

Total current assets		46,668	72,688

TOTAL ASSETS	2	92,104	118,895

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	18	1,963	1,213
Share premium	18	46,458	16,187
Treasury shares	18	(24,922)	(24,922)
Accumulated (deficit)/surplus	18	(26,695)	12,559
Translation reserve	18	(5,775)	(5,379)
Equity component of convertible note	18, 22	6,709	-
Other reserves	18	86	23

Total deficit		(2,176)	(319)

Current liabilities
Income tax payable		28	22
Trade and other payables	20	15,375	15,127
Provisions	21	50	50
Exchangeable notes and other borrowings	22	210	83,312
Lease liabilities	23	1,676	1,980

Total current liabilities		17,339	100,491

Non-current liabilities
Senior secured term loan	22	44,301	-
Derivative financial liability	22	1,569	-
Convertible Note	22	13,746	-
Lease liabilities	23	12,267	13,865
Deferred tax liabilities	13	5,058	4,858

Total non-current liabilities		76,941	18,723

TOTAL LIABILITIES	2	94,280	119,214

TOTAL EQUITY AND LIABILITIES		92,104	118,895

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital ‘A’ ordinary shares US$’000	Share premium US$’000	Treasury Shares US$’000	Translation reserve US$’000	Equity Component of Convertible Note US$’000	Other reserves US$’000	Accumulated (deficit)/surplus US$’000	Total US$’000
Balance at January 1, 2020	1,213	16,187	(24,922)	(3,933)	-	23	16,145	4,713
Loss for the period	-	-	-	-	-	-	(6,388)	(6,388)
Other comprehensive income	-	-	-	(1,360)	-	-	-	(1,360)

Total comprehensive loss	-	-	-	(1,360)	-	-	(6,388)	(7,748)
Share-based payments (Note 19)	-	-	-	-	-	-	816	816

Balance at December 31, 2020	1,213	16,187	(24,922)	(5,293)	-	23	10,573	(2,219)

Balance at January 1, 2021	1,213	16,187	(24,922)	(5,293)	-	23	10,573	(2,219)
Profit for the period	-	-	-	-	-	-	875	875
Other comprehensive loss	-	-	-	(86)	-	-	-	(86)

Total comprehensive profit/(loss)	-	-	-	(86)	-	-	875	789
Share-based payments (Note 19)	-	-	-	-	-	-	1,111	1,111

Balance at December 31, 2021	1,213	16,187	(24,922)	(5,379)	-	23	12,559	(319)
Balance at January 1, 2022	1,213	16,187	(24,922)	(5,379)	-	23	12,559	(319)
Loss for the period	-	-	-	-	-	-	(41,009)	(41,009)
Other comprehensive loss	-	-	-	(396)	-	-	-	(396)

Total comprehensive loss	-	-	-	(396)	-	-	(41,009)	(41,405)
Shares issued in the year (Note 18)	750	30,271	-	-	-	-	-	31,021
Shares to be issued	-	-	-	-	-	63	-	63
Equity component of convertible note (Note 18)	-	-	-	-	6,709	-	-	6,709
Share-based payments (Note 19)	-	-	-	-	-		1,755	1,755

Balance at December 31, 2022	1,963	46,458	(24,922)	(5,775)	6,709	86	(26,695)	(2,176)

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	Notes	2022 US$‘000	2021 US$‘000	2020 US$‘000
Cash flows from operating activities
(Loss)/profit for the year		(41,009)	875	(6,388)
Adjustments to reconcile net profit/(loss) to cash provided by operating activities:
Depreciation	9,11	1,410	1,827	1,674
Amortisation	9,12	923	917	1,403
Income tax credit	7	(192)	(167)	(182)
Financial income	6	(303)	(1,223)	(36)
Financial expense	6	24,745	7,097	6,751
Share-based payments (net of capitalized amounts)	19	1,755	1,100	792
Foreign exchange gains on operating cash flows		(76)	(251)	(663)
Loss/(gain) on disposal or retirement of property, plant and equipment	9	2	(1)	30
Movement in inventory provision	15	7,391	5,589	5,059
Impairment of prepayments	5, 16	482	583	562
Impairment of property, plant and equipment	5, 11	733	2,508	1,795
Impairment of intangible assets	5, 12	4,624	3,853	15,422
Other non-cash items		269	(5,317)	(634)

Operating cash flows before changes in working capital		754	17,390	25,585
(Increase)/decrease in trade and other receivables		(966)	6,236	(2,489)
(Increase) in inventories		(877)	(4,406)	(3,419)
Increase/(decrease) in trade and other payables		181	(7,591)	4,994

Cash (used in)/generated from operations		(908)	11,629	24,671
Interest paid		-	(11)	(48)
Interest received		2	1	104
Income taxes (paid)/received		(15)	1,619	(972)

Net cash (used in)/generated by operating activities		(921)	13,238	23,755

Cash flows from investing activities

Payments to acquire intangible assets		(4,876)	(6,879)	(6,990)
Acquisition of property, plant and equipment		(1,101)	(1,812)	(3,178)
Disposal of property, plant and equipment		-	-	(30)

Net cash used in investing activities		(5,977)	(8,691)	(10,198)

Cash flows from financing activities
Issue of ordinary share capital including share premium (net of issuance costs)	18	25,336	-	-
Proceeds from shares to be issued		63	-	-
Net proceeds from senior secured term loan	22	80,015	-	-
Proceeds from convertible note issued	22	20,000	-	-
Expenses paid in connection with debt financing	22	(2,356)	(848)	-
Purchase of exchangeable notes	22	(86,730)	-	-
Repayment of senior secured term loan	22	(34,500)	-	-
Penalty for early settlement of term loan	22	(3,450)	-	-
Repayment of other loan		(23)	-	-
Interest paid on senior secured term loan		(6,424)	-	-
Interest paid on convertible note		(199)	-	-
Proceeds from Paycheck Protection loans		-	1,764	4,520
Interest paid on exchangeable notes	27	(1,293)	(3,996)	(3,996)
Payment of lease liabilities	27	(2,761)	(2,939)	(3,240)

Net cash used in financing activities		(12,322)	(6,019)	(2,716)

(Decrease)/increase in cash and cash equivalents and short-term investments		(19,220)	(1,472)	10,841
Effects of exchange rate movements on cash held		(112)	55	86
Cash and cash equivalents and short-term investments at beginning of year		25,910	27,327	16,400

Cash and cash equivalents and short-term investments at end of year	17	6,578	25,910	27,327

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc (“the Company”) and its subsidiaries (together the “the Group”) are set out below.

i)	General information

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

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). The IFRS applied are those effective for accounting periods beginning January 1, 2022. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, in relation to the 2022 consolidated financial statements there are no differences regarding the effective date of new IFRS relevant to Trinity Biotech as issued by the IASB and as adopted by the EU. In relation to prior periods presented, none of the differences are relevant in the context of Trinity Biotech and the consolidated financial statements comply with IFRS both as issued by the IASB and as adopted by the EU.

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

The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments. The directors believe that the Group will be able to continue its operations for at least the next 12 months from the date of this report and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.

At December 31, 2022, the Group had net current assets of US$29.3 million. At the date of this report, the Group’s liquidity position has substantially improved following the sale of its Fitzgerald life sciences business for cash proceeds of approximately US$30 million (subject to customary adjustments). This transaction substantially improves the Group’s capital structure by reducing gross debt by approximately US$10 million; with the balance of the proceeds (net of costs) providing significant capital for growth, transformation, and potentially further debt reduction. There are no material debt maturities until 2026.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Group considers whether a contract is or contains a lease. A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’. To apply this definition the Group assesses whether the contract meets three key evaluations which are whether:

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

At the acquisition date, any goodwill is allocated to each of the cash-generating units expected to benefit from the combination’s synergies. Following initial recognition, goodwill is stated at cost less any accumulated impairment losses (see Note 1(viii)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

vii)	Intangibles, including research and development (other than goodwill)

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

Intangible assets acquired as part of a business combination are capitalised separately from goodwill if the intangible asset meets the definition of an asset and the fair value can be reliably measured on initial recognition. Subsequent to initial recognition, these intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses (Note 1(viii)). Intangible assets with definite useful lives are reviewed for indicators of impairment annually while intangible assets with indefinite useful lives and those not yet brought into use are tested for impairment at least annually, either individually or at the cash-generating unit level.

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

Amortisation

Amortisation is charged to the statement of operations on a straight-line basis over the estimated useful lives of intangible assets, unless such lives are indefinite. Intangible assets are amortised from the date they are available for use in its intended market. The estimated useful lives are as follows:

• Capitalised development costs	15 years

• Patents and licences	6-15 years

• Other (including acquired customer and supplier lists)	6-15 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Fair value less costs to sell is defined as the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties, less the costs that would be incurred on disposal. Value in use is defined as the present value of the future cash flows expected to be derived through the continued use of an asset or cash-generating unit. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not yet been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities. For an asset that does not generate largely independent cash flows, the recoverable amount is determined by reference to the cash-generating unit to which the asset belongs.

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash-generating unit level. The goodwill and indefinite-lived assets were reviewed for impairment at December 31, 2021 and December 31, 2022. See Note 12.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

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

Following recognition of any impairment loss (and on recognition of an impairment loss reversal), the depreciation or amortisation charge applicable to the asset or cash-generating unit is adjusted prospectively with the objective of systematically allocating the revised carrying amount, net of any residual value, over the remaining useful life.

ix)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is based on the first-in, first-out principle and includes all expenditure which has been incurred in bringing the products to their present location and condition and includes an appropriate allocation of manufacturing overhead based on the normal level of operating capacity. Net realisable value is the estimated selling price of inventory on hand in the ordinary course of business less all further costs to completion and costs expected to be incurred in selling these products.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xiv)	Share-based payments

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

Certain share options have been granted for which there is a condition that the options only become exercisable into ADSs when the market price of an ADS reaches a certain level. This is deemed to be a non-vesting condition. The term ‘non-vesting condition’ is not explicitly defined in IFRS 2, Share based Payment, but is inferred to be any condition that does not meet the definition of a vesting condition. The only condition for these options to vest is that the option holder continues service and there were no other conditions which would be considered non-vesting conditions. Non-vesting conditions are reflected in measuring the grant-date fair value of the share-based payment and there is no true-up in the measurement of the share-based payment for differences between the expected and the actual outcome of non-vesting conditions. If all service conditions are met, then the share-based payment cost will be recognized even if the option holder does not receive the share-based payment due to a failure to meet the non-vesting condition.

The expense in the consolidated statement of operations in relation to share options represents the product of the total number of options anticipated to vest and the fair value of those options; this amount is allocated to accounting periods on a straight-line basis over the vesting period.

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

The Group received government-backed Covid-19 financial supports in the form of forgivable loans. Under IAS 20, Accounting for Government Grants, a forgivable loan from government is treated as a government grant when there is reasonable assurance that the terms for forgiveness of the loan will be met. Where a loan was received in the financial year but not yet forgiven within the financial year, the loan is treated as a current liability. The Group has opted to present government grant income for loans that have been forgiven as Other operating income in the consolidated statement of operations.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The Group’s obligation to provide a refund for faulty products under the standard warranty terms is recognised as a provision, see Item 18, Note 21 for details.

Other operating income

Other operating income includes income for the provision of canteen services. This income has not been treated as revenue since the canteen activities are incidental to the main revenue-generating activities of the Group. Other operating income also includes government-backed Covid-19 financial supports and government grant income. The accounting policy for this income is described in Note 1 (xv).

xvii)	Employee benefits

Defined contribution plans

The Group operates defined contribution schemes in various locations where its subsidiaries are based. Contributions to the defined contribution schemes are recognised in the statement of operations in the period in which the related service is received from the employee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

A majority of the revenue of the Group is generated in US Dollars. The Group’s management has determined that the US Dollar is the primary currency of the economic environment in which the Company and its subsidiaries (with the exception of the Group’s subsidiaries in Brazil, Canada and Sweden) principally operate. Thus, the functional currency of the Company and its subsidiaries (other than the Brazilian, Canadian and Swedish subsidiaries) is the US Dollar. The functional currency of the Brazilian entity is the Brazilian Real, the functional currency of the Canadian subsidiary, Nova Century Scientific Inc, is the Canadian Dollar and the functional currency of the Swedish subsidiary is the Swedish Kroner. The presentation currency of the Company and Group is the US Dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. The resulting gains and losses are included in the consolidated statement of operations. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

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

Where Euro, Brazilian Real, Canadian Dollar or Swedish Kroner amounts have been referenced in this document, their corresponding US Dollar equivalent has also been included and these equivalents have been calculated with reference to the foreign exchange rates prevailing at December 31, 2022.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The embedded derivatives are initially recognised at fair value and are restated at their fair value at each reporting date. The fair value changes of the embedded derivatives are recognised in the consolidated statement of operations, except for changes in fair value related to the Group’s own credit risk, which are recorded in the statement of comprehensive income.

Where the exchangeable notes are redeemed early or repurchased in a way that does not alter the original conversion privileges, the consideration paid is allocated to the respective components and the amount of any gain or loss is recognised in the consolidated statement of operations.

xxi)
Senior secured term loan

The senior secured term loan is initially recorded at the fair value of the consideration received net of: a) directly attributable transaction costs, b) the fair value at the date of issue of the warrants issued to the lender (see Note 1xxii) and c) the fair value of the option to prepay the loan at the date of issue (see Note 1xxii). Subsequent to initial recognition, the term loan is measured at amortised cost employing the effective interest methodology. Borrowing costs, including any penalties for early settlement of the loan, are recognised as an expense in the period in which they are incurred.

xxii)	Warrants and loan prepayment option

The company issued warrants to Perceptive (“the warrants”) which are exercisable into ADSs of the Company at a fixed exercise price. The Warrants are exercisable, in whole or part, until the seventh anniversary of the date of drawdown of the funding. The warrants were issued to Perceptive in consideration of them entering into the term loan on the same date and Perceptive paid no other consideration to the company for the warrants issued.

A warrant contract might be accounted for as an equity instrument or a financial liability under IFRS depending on the terms of a warrant. A warrant contract that will or might be settled by an entity by delivering a fixed number of its own equity instruments, in exchange for a fixed amount of cash or another financial asset, is an equity instrument. As Perceptive has the option to choose a cashless exercise option, the Company will have to deliver a variable number of ADS, since the number of shares will vary depending on the ADS traded price. Even though the cashless exercise option is economically comparable to the cash exercise option, the fact that the company will issue a variable number of shares under the cashless exercise option results in one settlement alternative violating the ‘fixed for fixed’ requirement. The warrant contract therefore meets the definition of a financial liability and given the value of the warrant changes in response to the price of the Company’s ADS, with no initial investment and settlement occurring in the future it meets the definition of a derivative liability under IFRS 9. The warrant is issued in a separate contract, is transferable independently of the term loan and can be exercised while the term loan remains outstanding. Therefore, the warrant is a separate instrument to the term loan.

The warrant contracts are initially recognised as a derivative liability at fair value and subsequently measured at fair value at each reporting period with any changes recognised in the consolidated statement of operations.

The Company has the option to prepay the senior secured term loan in whole or in part for an amount equal to the principal, accrued interest and prepayment premium. In accordance with IFRS 9, this option is separated from the term loan and is initially recognised as a derivative asset at fair value and subsequently measured at fair value at each reporting period with any changes recognised in the consolidated statement of operations.

xxiii)	Convertible Note

The convertible note is accounted for as a compound financial instrument containing both an equity and liability element. The convertible note has a contractual obligation to deliver cash on redemption equal to the principal amount plus accrued interest and therefore has a liability component in line with the definition of a financial liability in IAS 32. The convertible loan note also has a conversion feature where it mandatorily converts into ADS if the volume weighted average price of the Company’s ADSs is at a certain price for any five consecutive NASDAQ trading days or any other time at the discretion of the Noteholder. Where a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity's own equity instruments, the conversion feature represents an equity component of the convertible note.

The equity component is measured as the residual amount that results from deducting the fair value of the liability component from the initial carrying amount of the instrument as a whole. There is no remeasurement of the equity element following initial recognition. The debt component is accounted for at amortised cost employing the effective interest methodology.

xxiv)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xxv)	Tax (current and deferred)

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the consolidated statement of operations except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax represents the expected tax payable or recoverable on the taxable profit for the year using tax rates enacted or substantively enacted at the balance sheet date in the countries where the company and its subsidiaries operate and generate income and taking into account any adjustments stemming from prior years.

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

xxvi)	Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

xxvii)	Cost of sales

Cost of sales comprises product cost including manufacturing and payroll costs, quality control, shipping, handling, and packaging costs and the cost of services provided.

xxviii)	Finance income and costs

Financing expenses comprise interest costs payable on senior secured term loan, convertible note, leases and exchangeable notes along with non-recurring financing expenses such as penalty for early settlement of term loan and loss on disposal of exchangeable notes. Interest payable on finance leases is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Financing expenses also includes the financing element of long term liabilities which have been discounted.

Finance income includes interest income on deposits and is recognised in the consolidated statement of operations as it accrues, using the effective interest method. Finance income also includes fair value adjustments for derivative assets and liabilities related to the senior secured term loan and to embedded derivatives associated with exchangeable notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xxvix)	Treasury shares

When the Group purchases its own equity instruments (treasury shares), the costs, including any directly attributable incremental costs, are deducted from equity. No gain or loss is recognised in the consolidated statement of operations on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognised in share premium. Voting rights related to treasury shares are nullified for the Group and no dividends are allocated to them.

xxx)	Equity

Share capital represents the nominal (par) value of shares that have been issued. Share premium includes any premiums received on issue of share capital. Any transaction costs associated with the issuing of shares are deducted from share premium, net of any related income tax benefits.

xxxi)	Profit or loss from discontinued operations

A discontinued operation is a component of the Group that either has been disposed of or is classified as held for sale. Profit or loss from discontinued operations comprises the post-tax profit or loss of discontinued operations and the post-tax gain or loss resulting from the measurement and disposal of assets classified as held for sale.

xxxii)	Fair values

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

xxxiii)	New IFRS Standards adopted as of January 1, 2022

The following standard amendments became effective for the Group as of January 1, 2022:

•	Amendments to IFRS 3 Business Combinations – Reference to the Conceptual Framework
•	Amendments to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use
•	Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts – Costs of Fulfilling a Contract
The standard amendments did not result in a material impact on the Group’s results.

xxxiv)	Standards, amendments and interpretations to existing IFRS Standards that are not yet effective

At the date of authorisation of these financial statements, several new, but not yet effective, Standards and amendments to existing Standards, and interpretations have been published by the IASB or IFRIC. None of these Standards or amendments to existing Standards have been adopted early by the Group and no interpretations have been issued that are applicable and need to be taken into consideration by the Group at either reporting date. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New Standards, amendments and Interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Group’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

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

The reportable operating segments derive their revenue primarily from one source (i.e., the market for diagnostic tests for a range of diseases and other medical conditions). In determining the nature of its segmentation, the Group has considered the nature of the products, their risks and rewards, the nature of the production base, the customer base and the nature of the regulatory environment. The Group acquires, manufactures and markets a range of diagnostic products. The Group’s products are sold to a similar customer base and the main body whose regulation the Group’s products must comply with is the Food and Drug Administration (“FDA”) in the US.

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.

i)	The distribution of revenue by geographical area based on location of assets was as follows:

Revenue	Americas	Rest of World Ireland	Eliminations	Total
Year ended December 31, 2022	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	50,508	24,271	-	74,779
Inter-segment revenue	26,110	828	(26,938)	-

Total revenue	76,618	25,099	(26,938)	74,779

Revenue	Americas	Rest of World Ireland	Eliminations	Total
Year ended December 31, 2021	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	67,249	25,716	-	92,965
Inter-segment revenue	49,059	2,517	(51,576)	-

Total revenue	116,308	28,233	(51,576)	92,965

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

2.	SEGMENT INFORMATION (CONTINUED)

Revenue	Americas	Rest of World Ireland	Eliminations	Total
Year ended December 31, 2020	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	77,688	24,292	-	101,980
Inter-segment revenue	59,304	1,095	(60,399)	-

Total revenue	136,992	25,387	(60,399)	101,980

ii)	The distribution of revenue by customers’ geographical area was as follows:

Revenue	December 31, 2022 US$‘000	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Americas	40,176	57,799	70,408
Asia / Africa	25,022	25,504	22,567
Europe (including Ireland) *	9,581	9,662	9,005

	74,779	92,965	101,980

*	Revenue from customers in Ireland is not disclosed separately due to the immateriality of these revenues.

iii)	The distribution of revenue by major product group was as follows:

Revenue	December 31, 2022 US$‘000	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Clinical laboratory goods	58,294	74,700	84,280
Clinical laboratory services	7,272	7,928	8,485
Point-of-Care	9,213	10,337	9,215

	74,779	92,965	101,980

iv)	The group has recognised the following amounts relating to revenue in the consolidated statement of operations:

Revenue	December 31, 2022 US$‘000	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Revenue from contracts with customers (a)	74,779	92,965	101,980

	74,779	92,965	101,980

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

2.	SEGMENT INFORMATION (CONTINUED)

(v)	Disaggregation of revenue from contracts with customers: The Group derives revenue from the transfer of goods and services over time and at a point in time in the following geographical areas:

Timing of revenue recognition	Americas	Rest of World Ireland	Rest of World Other	Total
Year ended December 31, 2022	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	50,174	24,271	-	74,445
Over time	334	-	-	334

Total	50,508	24,271	-	74,779

Timing of revenue recognition	Americas	Rest of World Ireland	Rest of World Other	Total
Year ended December 31, 2021	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	66,806	25,716	-	92,522
Over time	443	-	-	443

Total	67,249	25,716	-	92,965

Timing of revenue recognition	Americas	Rest of World Ireland	Rest of World Other	Total
Year ended December 31, 2020	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	77,060	24,292	-	101,352
Over time	628	-	-	628

Total	77,688	24,292	-	101,980

(vi)	The Group derives revenue from the transfer of goods and services over time and at a point in time based on customers’ geographical area as follows:

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2022	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	39,842	25,022	9,581	74,445
Over time	334	-	-	334

Total	40,176	25,022	9,581	74,779

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2021	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	57,356	25,504	9,662	92,522
Over time	443	-	-	443

Total	57,799	25,504	9,662	92,965

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

2.	SEGMENT INFORMATION (CONTINUED)

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2020	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	69,780	22,567	9,005	101,352
Over time	628	-	-	628

Total	70,408	22,567	9,005	101,980

vii)	The distribution of segment results by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2022	US$‘000	US$‘000	US$‘000	US$‘000
Result before impairment and unallocated expenses	(5,891)	(2,516)	(33)	(8,440)
Impairment charges	(2,331)	(3,508)	-	(5,839)

Result after impairment	(8,222)	(6,024)	(33)	(14,279)
Unallocated expenses *				(2,473)

Operating loss				(16,752)
Net financing expense (Note 6)				(24,442)

Loss before tax				(41,194)
Income tax credit (Note 7)				192

Loss for the year on continuing operations				(41,002)
Loss for the year on discontinued operations (Note 8)				(7)

Loss for the year				(41,009)

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2021	US$‘000	US$‘000	US$‘000	US$‘000
Result before impairment and unallocated expenses	9,276	5,084	(12)	14,348
Impairment charges	(6,088)	(856)	-	(6,944)

Result after impairment	3,188	4,228	(12)	7,404
Unallocated expenses *				(779)

Operating profit				6,625
Net financing expense (Note 6)				(5,874)

Profit before tax				751
Income tax credit (Note 7)				178

Profit for the year on continuing operations				929
Loss for the year on discontinued operations (Note 8)				(54)

Profit for the year				875

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2020	US$‘000	US$‘000	US$‘000	US$‘000
Result before impairment and unallocated expenses	14,495	4,264	(71)	18,688
Impairment	(17,779)	-	-	(17,779)

Result after impairment	(3,284)	4,264	(71)	909
Unallocated expenses *				(827)

Operating profit				82
Net financing expense (Note 6)				(6,715)

Loss before tax				(6,633)
Income tax credit (Note 7)				620

Loss for the year on continuing operations				(6,013)
Loss for the year on discontinued operations (Note 8)				(375)

Loss for the year				(6,388)

*	Unallocated expenses represent head office general and administration costs of the Group, which cannot be allocated to the results of any specific geographical area.

viii)	The distribution of segment assets and segment liabilities by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2022	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	41,779	37,695	-	79,474
Unallocated assets:
Income tax assets (current and deferred)				6,052
Cash and cash equivalents and short-term investments				6,578

Total assets as reported in the Group balance sheet				92,104

Segment liabilities	58,307	30,845	42	89,194
Unallocated liabilities:
Income tax liabilities (current and deferred)				5,086

Total liabilities as reported in the Group balance sheet				94,280

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2021	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	45,891	41,453	1	87,345
Unallocated assets:
Income tax assets (current and deferred)				5,640
Cash and cash equivalents and short-term investments				25,910

Total assets as reported in the Group balance sheet				118,895

Segment liabilities	12,382	101,927	25	114,334
Unallocated liabilities:
Income tax liabilities (current and deferred)				4,880

Total liabilities as reported in the Group balance sheet				119,214

ix)
The distribution of long-lived assets, which are property, plant and equipment, goodwill and intangible assets and other non-current assets (excluding deferred tax assets and derivative financial instruments), by geographical area was as follows:

	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Rest of World – Ireland	21,180	22,617
Americas	19,910	19,489

	41,090	42,106

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

2.	SEGMENT INFORMATION (CONTINUED)

x)	The distribution of depreciation and amortisation by geographical area was as follows:

	December 31, 2022 US$‘000	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Depreciation:
Rest of World – Ireland	128	204	127
Americas	1,282	1,662	1,587

	1,410	1,866	1,714

Amortisation:
Rest of World – Ireland	123	69	32
Americas	800	848	1,371

	923	917	1,403

xi)	The distribution of share-based payment expense by geographical area was as follows:

	December 31, 2022 US$‘000	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Rest of World – Ireland	632	1,072	722
Americas	1,123	28	70

	1,755	1,100	792

See Note 19 for further information on share-based payments.

xii)	The distribution of taxation (expense)/credit by geographical area was as follows:

	December 31, 2022 US$‘000	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Rest of World – Ireland	284	540	293
Rest of World – Other	(4)	(2)	(8)
Americas	(88)	(360)	335

	192	178	620

xiii)	During 2022 and 2020 there were no customers generating 10% or more of total revenues. In 2021, one customer accounted for more than 10% of total revenues.

xiv)	The distribution of capital expenditure by geographical area was as follows:

	December 31 2022 US$‘000	December 31, 2021 US$‘000
Rest of World – Ireland	2,443	3,826
Rest of World – Other	-	-
Americas	4,370	4,776

	6,813	8,602

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

3.	EMPLOYMENT

The average number of persons employed by the Group is as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Research and development	30	41	52
Administration and sales	119	134	148
Manufacturing and quality	249	302	343

	398	477	543

Employment costs charged in the consolidated statement of operations for continuing operations are analysed as follows:

	December 31, 2022 US$‘000	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Wages and salaries	23,608	26,561	26,187
Social welfare costs	2,036	2,403	2,195
Pension costs	352	352	447
Share-based payments	1,755	1,100	792
Restructuring Cost	274	270	388
Recognition of contingent asset (Note 24)	-	-	(1,316)

	28,025	30,686	28,693

Employment costs are shown net of capitalisations and Irish government wage subsidies. Total employment costs, inclusive of amounts capitalised for wages and salaries, social welfare costs and pension costs, for the year ended December 31, 2022 amounted to US$28,848,000 (2021: US$33,366,000) (2020: US$33,347,000). Total share-based payments, inclusive of amounts capitalised in the balance sheet, amounted to US$1,755,000 for the year ended December 31, 2022 (2021: US$1,111,000) (2020: US$816,000). See Note 19 for further details.

The Group operates defined contribution pension schemes for certain of its full-time employees. The benefits under these schemes are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income amounted to US$352,000 (2021: US$352,000) (2020: US$447,000). The pension accrual for the Group at December 31, 2022 was US$44,000 (2021: US$47,000), (2020: US$47,000).

4.	OTHER OPERATING INCOME

	December 31, 2022 US$‘000	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Government supports - COVID-19	7	4,668	1,840
Government grants	333	-	-
Other income	-	-	17
Rental income from premises	3	4	3

	343	4,672	1,860

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

4.	OTHER OPERATING INCOME (CONTINUED)

In 2020, the Company received an interest-free loan received under the Canada Emergency Business Account (“CEBA”). The CEBA loans were provided by the Canadian Government to mitigate the financial impact of the Covid-19 outbreak. This interest-free loan was repaid in the year ended December 31, 2022 and an amount of CAD$10,000 (US$7,000) was forgiven, which has been recognised as income. In 2021 and 2020, government supports - COVID-19 comprised funding received under the U.S. government’s Cares Act, specifically its Paycheck Protection Program and its Provider Relief Fund. Six Paycheck Protection Program (“PPP”) loans received by the Company, amounting to US$4,668,000 were forgiven during 2021 and recognised as Other Operating Income in that year. Two PPP loans received by the Company in 2020, amounting to US$1,615,000 were forgiven during 2020 and recognised as Other Operating Income. In addition, in 2020 the Company received US$225,000 under the U.S. government’s Provider Relief Fund and recognised as Other Operating Income. No funding was received under the Provider Relief Fund in either 2021 or 2022.

5.	IMPAIRMENT CHARGES

In accordance with IAS 36, Impairment of Assets, the Group carries out periodic impairment reviews of the asset valuations. A number of factors impacted this calculation including the Company’s market capitalization during the year ended 31 December 2022, the cost of capital, cash flow projections and net asset values across each of the Company’s cash-generating units.

The impact of the above items on the consolidated statement of operations for the year ended December 31, 2022, December 31, 2021, December 31, 2020 was as follows:

	December 31,	December 31,	December 31,
	2022	2021	2020
	US$’000	US$’000	US$’000
Selling, general & administration expenses
Impairment of PP&E (Note 11)	733	2,508	1,795
Impairment of goodwill and other intangible assets (Note 12)	4,624	3,853	15,422
Impairment of prepayments (Note 16)	482	583	562

Total impairment loss	5,839	6,944	17,779

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

6.	FINANCIAL INCOME AND EXPENSES

	December 31, 2022 US$‘000	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Financial income:
Non-cash financial income	303	1,220	-
Interest income	-	3	36

	303	1,223	36

Financial expense:
Interest on leases (Note 27)	(657)	(815)	(896)
Loss on disposal of exchangeable notes (Note 22, 27)	(9,678)	-	-
Penalty for early partial settlement of senior secured term loan (Note 22)	(3,450)	-	-
Cash interest payable on senior secure term loan	(7,039)	-	-
Cash interest payable on convertible note	(199)	-	-
Cash interest on exchangeable notes	(296)	(3,996)	(3,996)
Loan origination costs	-	(1,638)	-
Non-cash interest on exchangeable notes	(84)	(648)	(643)
Non-cash interest on senior secured term loan	(2,772)	-	-
Non-cash interest on convertible note	(495)	-	-
Non-cash financial expense	(74)	-	(1,216)
Other	(1)	-	-

	(24,745)	(7,097)	(6,751)
Net Financing Expense	(24,442)	(5,874)	(6,715)

For more information on the senior secured term loan, convertible note and exchangeable notes, refer to Note 22, Interest-Bearing Loans and Borrowings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

7.	INCOME TAX CREDIT
	December 31, 2022 US$‘000	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Current tax (credit)/expense
Irish Corporation tax	(331)	(511)	(480)
Foreign taxes (a)	(5)	296	179
Adjustment in respect of prior years	61	-	(152)

Total current tax credit	(275)	(215)	(453)

Deferred tax credit (b)
Origination and reversal of temporary differences (see Note 13)	321	620	48
Origination and reversal of net operating losses (see Note 13)	(238)	(583)	(215)

Total deferred tax charge/(credit)	83	37	(167)

Total income tax credit on continuing operations in statement of operations	(192)	(178)	(620)

Tax charge on discontinued operations (see Note 8)	-	12	438

Total tax credit	(192)	(166)	(182)

(a)	In 2022, the foreign taxes relate primarily to USA and Canada.
(b)
In 2022, there was a deferred tax charge of US$109,000 (2021: charge of US$118,000) (2020: credit of US$444,000) recognised in respect of Ireland and a deferred tax credit of US$26,000 (2021: credit of US$81,000) (2020: credit of US$397,000) recognised in respect of overseas tax jurisdictions.

Effective tax rate	December 31, 2022	December 31, 2021	December 31, 2020
(Loss)/profit before taxation – continuing operations (US$‘000)	(41,194)	751	(6,633)
As a percentage of (loss)/profit before tax:
Current tax %	(0.67)%	(28.63)%	(6.83)%
Total (current and deferred) %	(0.47)%	(23.70)%	(9.35)%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

7.	INCOME TAX CREDIT (CONTINUED)

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective total tax rate for the Group:

	December 31, 2022	December 31, 2021	December 31, 2020
Irish corporation tax	(12.5)%	12.5%	(12.5)%
Effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised (a)	11.66%	49.63%	24.13%
Effect of tax rates on overseas earnings	(7.76)%	(0.22)%	(9.92)%
Effect of Irish income taxable at higher tax rate	4.17%	98.68%	5.92%
Adjustments in respect of prior years	0.15%	(0.01)%	(10.66)%
R&D tax credits	(0.81)%	(79.22)%	(11.00)%
Other items (b)	4.62%	(105.06)%	4.68%

Effective tax rate	(0.47)%	(23.70)%	(9.35)%

(a)
No deferred tax asset was recognised because there was no reversing deferred tax liability in the same jurisdiction reversing in the same period and insufficient future projected taxable income in the same jurisdiction.

(b)

Other items comprise items not chargeable to tax and expenses not deductible for tax purposes. This was a significant number in 2021 because the US$4.7 million income from the Paycheck Protection Program loans was not chargeable for tax purposes. There is no Paycheck Protection Program income in 2022. In 2022, other items mainly relate to the loss on disposal of the exchangeable notes.

The distribution of (loss)/profit before taxes by geographical area was as follows:

	December 31, 2022 US$‘000	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Rest of World – Ireland	(19,768)	1,862	296
Rest of World – Other	(33)	3,939	3,304
Americas	(21,393)	(5,050)	(10,233)

	(41,194)	751	(6,633)

At December 31, 2022, the Group had unutilised net operating losses for continuing operations as follows:

	December 31, 2022 US$‘000	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Rest of World – Ireland	62,731	68,132	78,700
Rest of World – Other	448	1,000	2,185
Americas	12,778	4,761	4,313

	75,957	73,893	85,198

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

7.	INCOME TAX CREDIT (CONTINUED)

At December 31, 2022, the Group had unrecognised deferred tax assets in respect of unused tax losses and unused tax credits as follows:

	December 31, 2022 US$‘000	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Rest of World – Ireland – unused tax losses	7,489	9,272	12,514
Rest of World – Other – unused tax losses	124	279	546
Americas – unused tax losses	3,163	5,891	1,466
Americas – unused tax credits	4,658	3,368	2,862

Unrecognised deferred tax asset	15,434	18,810	17,388

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

8.	LOSS FOR THE YEAR ON DISCONTINUED OPERATION

In 2016, management decided to cease the development of Cardiac point-of-care tests on the Meritas platform. These products were being developed by the Group’s subsidiary Fiomi Diagnostics (“Fiomi”) located in Sweden.

Expenses, gains and losses relating to the discontinuation of the Cardiac point-of-care tests operation have been eliminated from profit or loss from the Group’s continuing operations and are shown as a single line item (net of related taxes) on the face of the consolidated statement of operations. The discontinued operation had no revenues since commencement as the products were still in their development phase. In 2022, administrative expenses of US$7,000 were incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

8.	LOSS FOR THE YEAR ON DISCONTINUED OPERATION (CONTINUED)

The operating loss for the Cardiac point-of-care tests operation in Sweden and the loss on re-measurement of its assets and liabilities are summarised as follows:

	December 31, 2022 US$‘000	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Administrative expenses	(7)	-	-
Closure provision	-	(42)	127
Foreign currency translation reserve	-	-	(64)
Tax expense	-	(12)	(438)

Total loss	(7)	(54)	(375)
Loss for the year from discontinued operations	(7)	(54)	(375)

Basic loss per ordinary share – discontinued operations

Basic loss per ordinary share for discontinued operations is computed by dividing the loss after taxation on discontinued operations of US$7,000 (2021: loss US$54,000) (2020: loss US$375,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue. As at December 31, 2022, this amounted to 134,939,327 shares (2021: 83,606,810 shares) (2020: 83,606,810 shares), see note 10 for further details.

Diluted loss per ordinary share – discontinued operations

Diluted loss per ordinary share for discontinued operations is computed by dividing the loss after taxation on discontinued operations of US$7,000 (2021: loss US$54,000) (2020: loss US$375,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 134,939,327 (2021: 83,606,810 shares) (2020: 83,606,810 shares), see note 10 for further details. Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. Therefore, diluted loss per ADS in accordance with IFRS is equal to basic earnings per ADS.

Loss per ADS

In June 2005, Trinity Biotech adjusted its ADS ratio from 1 ADS: 1 ordinary share to 1 ADS: 4 ordinary shares. Earnings per ADS for all periods presented have been restated to reflect this exchange ratio.

Basic loss per ADS for discontinued operations is computed by dividing the loss after taxation on discontinued operations of US$7,000 (2021: loss US$54,000) (2020: loss US$375,000) for the financial year by the weighted average number of ADS in issue of 33,734,832 (2021: 20,901,703) (2020: 20,901,703), see note 10 for further details.

Diluted loss per ADS for discontinued operations is computed by dividing the loss after taxation on discontinued operations of US$7,000 (2021: loss US$54,000) (2020: loss US$375,000) for the financial year, by the diluted weighted average number of ADS in issue of 33,734,832 (2021: 20,901,703) (2020: 20,901,703), see note 10 for further details.

	December 31, 2022	December 31, 2021	December 31, 2020
Basic loss per ADS (US Dollars) – discontinued operations	0.00	0.00	(0.02)
Diluted loss per ADS (US Dollars) – discontinued operations	0.00	0.00	(0.02)
Basic loss per ‘A’ share (US Dollars) – discontinued operations	0.00	0.00	0.00
Diluted loss per ‘A’ share (US Dollars) – discontinued operations	0.00	0.00	0.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

8.	LOSS FOR THE YEAR ON DISCONTINUED OPERATION (CONTINUED)

Cash flows

The cash flows attributable to discontinued operations are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
	US$000	US$000	US$000
Cash flows from operating activities	(10)	(40)	(22)

There were no cash flows from investing or financing activities attributable to discontinued operations for the years ended December 31, 2022, 2021 or 2020.

9.	(LOSS)/PROFIT BEFORE TAX

The following amounts were charged / (credited) to the statement of operations:

	December 31, 2022 US$‘000	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Directors’ emoluments (including non- executive directors):
Remuneration	1,639	1,391	2,020
Pension	24	24	41
Share based payments	1,707	986	678
Auditor’s remuneration
Audit fees	888	580	558
Tax fees	89	77	146
Depreciation (Note 11)[1]	1,410	1,827	1,674
Amortisation (Note 12)	923	917	1,403
Loss/(profit) on the disposal of property, plant and equipment	2	(1)	30
Selling, General and Administrative Expenses – Closure Costs	-	-	2,425
Net foreign exchange differences	(1,210)	(789)	583

1 In 2022, no depreciation was capitalised to research and development projects (2021: US$38,000) (2020: US$40,000).

Selling, General and Administrative Expenses – Closure Costs  - in early 2020, management decided to close a production facility in Carlsbad, California facility which specialized in Western Blot manufacturing. The preceding number of years had seen a steady migration of customers away from using the Western Blot testing format for diagnosing Lyme in favour of alternative testing platforms.  Production volumes declined steadily at the plant to the extent that it no longer made economic sense to continue.  The plant was closed on June 30, 2020.  Production of remaining products was transferred to other locations in the Group. The charge for closing the facility was US$2,425,000 which comprised redundancy costs, the write-off of inventory, the cost of exiting lease obligations and other costs associated with the closure of the facility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

10.	(LOSS)/EARNINGS PER SHARE

Basic (loss)/earnings per ordinary share

Basic (loss)/earnings per ordinary share is calculated by dividing the net (loss)/earnings attributable to owners of the parent of US$41,009,000 (2021: profit of US$875,000) (2020: loss of US$6,388,000) by the weighted average number of ‘A’ ordinary shares in issue, net of any Treasury Shares, during the year. Basic (loss)/earnings per ordinary share from continuing operations is calculated by dividing the loss from continuing operations attributable to owners of the parent of US$41,002,000 (2021: profit of US$929,000) (2020: loss of US$6,013,000) by the weighted average number of ‘A’ ordinary shares in issue, net of any Treasury Shares, during the year.

As at December 31, 2022, the number of ‘A’ ordinary shares for the purposes of the calculation of basic (loss)/earnings per share are 134,939,327 shares (2021: 83,606,810 shares) (2020: 83,606,810 shares).

	December 31, 2022	December 31, 2021	December 31, 2020
‘A’ ordinary shares	134,939,327	83,606,810	83,606,810

Basic (loss)/earnings per share denominator	134,939,327	83,606,810	83,606,810

Reconciliation to weighted average (loss)/earnings per share denominator:
Number of ‘A’ ordinary shares at January 1 (Note 18)	96,162,410	96,162,410	96,162,410
Weighted average number of ‘A’ ordinary shares issued during the year	51,332,517	-	-
Weighted average number of treasury shares	(12,555,600)	(12,555,600)	(12,555,600)

Basic (loss)/earnings per share denominator	134,939,327	83,606,810	83,606,810

Diluted (loss)/earnings per ordinary share

Diluted (loss)/earnings per ordinary share is calculated by dividing the net (loss)/earnings attributable to owners of the parent by the weighted average number of ‘A’ ordinary shares in issue, net of any Treasury Shares, during the year, plus the weighted average number of ‘A’ ordinary shares that would be issued on the conversion of all the dilutive potential ‘A’ ordinary shares into ‘A’ ordinary shares. As the potentially dilutive instruments were anti-dilutive in all periods presented, basic (loss)/earnings per ‘A’ ordinary share and diluted (loss)/earnings per ‘A’ ordinary share are equivalent.

The following potential ‘A’ ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ‘A’ ordinary shares for the purposes of calculating diluted (loss)/earnings per ‘A’ ordinary share.

	December 31, 2022	December 31, 2021	December 31, 2020
Potentially Dilutive Instruments:
Issuable on exercise of options (Note 19)	44,814,672	18,727,990	19,485,990
Issuable on exercise of warrants to Perceptive (Note 22)	10,000,000	-	-
Issuable on conversion of Exchangeable notes (Note 22)	38,391	18,263,254	18,263,254
Issuable on conversion of Convertible notes (Note 22)	24,691,358	-	-

Total number of potentially dilutive instruments excluded from the weighted average number of ‘A’ ordinary shares in calculating dilutive (loss)/earnings per ‘A’ ordinary share	79,544,421	36,991,244	37,749,244

Of the ‘A’ ordinary shares issuable on exercise of options, 16,800,000 are contingently issuable as their issue is contingent upon satisfaction of specified performance conditions in addition to the passage of time. The conditions governing their exercisability have not been satisfied as at the end of the reporting period.

Subsequent to the end of the reporting period, the following ordinary share transactions or potential ordinary share transactions occurred:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

10.	(LOSS)/EARNINGS PER SHARE (CONTINUED)

o
Options over 3,000,000 ‘A’ ordinary shares were granted, of which 1,400,000 are contingently issuable as their issue is contingent upon satisfaction of specified performance conditions in addition to the passage of time.

o	Options over 280,000 ‘A’ ordinary shares lapsed unexercised.
o	400,000 ‘A’ ordinary shares were issued on the exercise of options.
o	Warrants over 10,000,000 ‘A’ ordinary shares held by Perceptive were repriced from an exercise price of $0.325 per ‘A’ ordinary share to $0.268 per ‘A’ ordinary share.
(Loss)/earnings per ADS

Trinity Biotech’s ADS to ‘A’ ordinary share ratio is 1 ADS: 4 ‘A’ ordinary shares.

Basic (loss)/earnings per ADS is calculated by dividing the (loss)/earnings attributable to owners of the parent of US$41,009,000 (2021: profit of US$875,000) (2020: loss of US$6,388,000) by the weighted average number of ADS in issue, net of any Treasury Shares, during the year. Basic (loss)/earnings per ADS from continuing operations is calculated by dividing the (loss)/earnings of US$41,002,000 (2021: profit of US$929,000) (2020: loss of US$6,013,000) by the weighted average number of ADS in issue, net of any Treasury Shares, during the year.

As at December 31, 2022, the number of ADS for the purposes of the calculation of basic (loss)/earnings per ADS were 33,734,832 ADS (2021: 20,901,703 ADS) (2020: 20,901,703 ADS).

	December 31, 2022	December 31, 2021	December 31, 2020
ADS	33,734,832	20,901,703	20,901,703

Basic (loss)/earnings per ADS denominator	33,734,832	20,901,703	20,901,703

Reconciliation to weighted average (loss)/earnings per ADS denominator:
Number of ADS at January 1 (Note 18)	24,040,602	24,040,602	24,040,602
Weighted average number of shares issued during the year*	12,833,129	-	-
Weighted average number of treasury shares	(3,138,899)	(3,138,899)	(3,138,899)

Basic (loss)/earnings per ADS denominator	33,734,832	20,901,703	20,901,703

Diluted (loss)/earnings per ADS

Diluted (loss)/earnings per ADS is calculated by dividing the net (loss)/earnings attributable to owners of the parent by the weighted average number of ADS in issue, net of any Treasury Shares, during the year, plus the weighted average number of ADS that would be issued on the conversion of all the dilutive potential ADS into ADS. As the potentially dilutive instruments were anti-dilutive in all periods presented, basic (loss)/earnings per ADS and diluted earnings per ADS are equivalent.

The following potential ADS are anti-dilutive and are therefore excluded from the weighted average number of ADS for the purposes of calculating dilutive (loss)/earnings per ADS.

	December 31, 2022	December 31, 2021	December 31, 2020
Potentially Dilutive Instruments:
Issuable on exercise of options (Note 19)	11,203,668	4,681,998	4,871,498
Issuable on exercise of warrants to Perceptive (Note 22)	2,500,000	-	-
Issuable on conversion of Exchangeable notes (Note 22)	9,598	4,565,814	4,565,814
Issuable on conversion of Convertible notes (Note 22)	6,172,840	-	-

Total number of potentially dilutive instruments excluded from the weighted average number of ADS in calculating dilutive (loss)/earnings per ADS	19,886,106	9,247,812	9,437,312

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

10.	(LOSS)/EARNINGS PER SHARE (CONTINUED)

Of the ADS issuable on exercise of options, 4,200,000 are contingently issuable as their issue is contingent upon satisfaction of specified performance conditions in addition to the passage of time. The conditions governing their exercisability have not been satisfied as at the end of the reporting period.

Subsequent to the end of the reporting period, the following ordinary share transactions or potential ordinary share transactions occurred:

o	Options over 750,000 ADS were granted, of which 350,000 are contingently issuable as their issue is contingent upon satisfaction of specified performance conditions in addition to the passage of time.
o	Options over 70,000 ADS lapsed unexercised.
o	100,000 ADS were issued on the exercise of options.
o	Warrants over 2,500,000 ADS held by Perceptive were repriced from an exercise price of $1.30 per ADS to $1.071 per ADS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

11.	PROPERTY, PLANT AND EQUIPMENT

	Land & Buildings US$‘000	Leasehold Improvements US$‘000	Computer & Office Equipment US$‘000	Plant & Equipment US$‘000	Total US$‘000
Cost
At January 1, 2021	24,287	2,670	4,309	33,839	65,105
Additions	46	126	144	1,392	1,708
Disposals or retirements	-	(186)	(255)	(2,410)	(2,851)
Exchange adjustments	1	(18)	2	(484)	(499)

At December 31, 2021	24,334	2,592	4,200	32,337	63,463

At January 1, 2022	24,334	2,592	4,200	32,337	63,463
Additions	379	93	362	1,100	1,934
Disposals or retirements	-	-	(25)	(42)	(67)
Reallocations/ reclassifications	-	-	(2)	2	-
Exchange adjustments	(31)	16	5	286	276

At December 31, 2022	24,682	2,701	4,540	33,683	65,606

Accumulated amortisation and Impairment losses
At January 1, 2021	(19,629)	(1,884)	(3,946)	(31,099)	(56,558)
Charge for the year	(628)	(149)	(115)	(974)	(1,866)
Disposals or retirements	-	186	255	2,410	2,851
Impairment losses	(1,196)	(279)	(98)	(935)	(2,508)
Exchange adjustments	21	(5)	(46)	566	536

At December 31, 2021	(21,432)	(2,131)	(3,950)	(30,032)	(57,545)

At January 1, 2022	(21,432)	(2,131)	(3,950)	(30,032)	(57,545)
Charge for the year	(414)	(133)	(214)	(649)	(1,410)
Disposals or retirements	-	-	22	43	65
Impairment losses	(48)	(4)	(31)	(650)	(733)
Exchange adjustments	9	(16)	(5)	(289)	(301)

At December 31, 2022	(21,885)	(2,284)	(4,178)	(31,577)	(59,924)
Carrying amounts
At December 31, 2022	2,797	417	362	2,106	5,682

At December 31, 2021	2,902	461	250	2,305	5,918

The assets of the Group are pledged as security for the senior secured term loan from Perceptive Advisors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

11.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Right-of-use assets

Additional information on the right-of-use assets by class of assets is as follows:

	Carrying amount	Depreciation Charge	Impairment Charge
	At December 31, 2022	Year ended December 31, 2022	Year ended December 31, 2022
	US$000	US$000	US$000
Buildings	2,482	(398)	(48)
Computer equipment	217	(40)	-
Plant and Equipment, vehicles	-	(17)	(200)

	2,699	(455)	(248)

	Carrying amount	Depreciation Charge	Impairment Charge
	At December 31, 2021	Year ended December 31, 2021	Year ended December 31, 2021
	US$000	US$000	US$000
Buildings	2,549	(609)	(1,089)
Computer equipment	23	(5)	-
Plant and Equipment, vehicles	-	-	-

	2,572	(614)	(1,089)

Income from sub-letting right-of-use buildings amounted to US$3,000 in the year ended December 31, 2022 (2021: US$3,000).

Right-of-Use assets at 31 December 2022	No. of Right-of-Use leased assets	Range of remaining term in years	Average remaining lease term (years)	No. of Leases with extension options	No. of Leases with options to purchase	No. of leases with variable payments linked to index	No. of leases with termination options
Building	9	1 to 11	5	2	-	-	-
Vehicle	20	0.4 to 3	2	-	20	-	20
I.T. and office equipment	5	4	4	-	-	-	-

Right-of-Use assets at 31 December 2021	No. of Right-of-Use leased assets	Range of remaining term in years	Average remaining lease term (years)	No. of Leases with extension options	No. of Leases with options to purchase	No. of leases with variable payments linked to index	No. of leases with termination options
Building	11	1 to 12	3	1	-	2	-
Vehicle	16	1 to 3	2	-	16	-	16
I.T. and office equipment	2	1 to 5	4	-	-	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

11.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

The details of the impairment review are described in Note 12. When an impairment loss is identified in a cash-generating unit, it must be first allocated to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. In this manner, an impairment loss of US$733,000 was allocated to property, plant and equipment as at December 31, 2022 (2021: US$2,508,000). The recoverable amount of property, plant and equipment was determined to be the value in use of each cash-generating unit.

Assets held under operating leases (where the Company is the lessor)

The Company has a number of assets included in plant and equipment which generate operating lease revenue for the Group. The net book value of these assets as at December 31, 2022 and 2021 is US$Nil following full write down of the assets due to group impairment (refer to Note 12). Depreciation charged on these assets in 2022 amounted to US$34,000 (2021: US$27,000).

Property, plant and equipment under construction

There were no assets under construction included in property, plant and equipment at December 31, 2022 (2021: US$Nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

12.	GOODWILL AND INTANGIBLE ASSETS

	Goodwill US$‘000	Development costs US$‘000	Patents and licenses US$‘000	Other US$‘000	Total US$‘000
Cost
At January 1, 2021	79,182	128,977	8,947	33,311	250,417
Additions	-	6,771	102	21	6,894
Disposals or retirements	-	(14,576)	(342)	(134)	(15,052)
Exchange adjustments	-	1	-	-	1

At December 31, 2021	79,182	121,173	8,707	33,198	242,260

At January 1, 2022	79,182	121,173	8,707	33,198	242,260
Additions	-	4,475	22	382	4,879
Exchange adjustments	-	(64)	-	-	(64)

At December 31, 2022	79,182	125,584	8,729	33,580	247,075

Accumulated amortisation and Impairment losses
At January 1, 2021	(66,591)	(115,533)	(8,790)	(25,643)	(216,557)
Charge for the year	-	(482)	(7)	(428)	(917)
Disposals or retirements	-	14,573	342	132	15,047
Impairment losses	(54)	(2,053)	(106)	(1,640)	(3,853)
Exchange adjustments	-	1	-	-	1

At December 31, 2021	(66,645)	(103,494)	(8,561)	(27,579)	(206,279)

At January 1, 2022	(66,645)	(103,494)	(8,561)	(27,579)	(206,279)
Charge for the year		(479)	(9)	(435)	(923)
Impairment losses	-	(4,623)	-	(1)	(4,624)
Exchange adjustments	-	20	-	-	20

At December 31, 2022	(66,645)	(108,576)	(8,570)	(28,015)	(211,806)

Carrying amounts
At December 31, 2022	12,537	17,008	159	5,565	35,269

At December 31, 2021	12,537	17,679	146	5,619	35,981

Included within development costs are projects with a carrying value of US$6,982,000 which were not amortised in 2022 (2021: US$7,994,000) (2020: US$6,980,000). These development costs are not being amortised as the projects to which the costs relate were not fully complete at the end of the financial year. As at December 31, 2022 these projects are expected to be completed during the period from January 1, 2023 to December 31, 2025 at an expected further cost of approximately US$1,100,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The following represents the costs incurred during each period presented for each of the principal development projects:

Product Name	2022 US$’000	2021 US$’000
Premier Instruments for A1c and haemoglobinopathies testing	1,904	2,538
COVID-19 tests	1,378	1,320
Mid-tier haemoglobins instrument	484	303
HIV screening rapid test	379	1,488
Tri-stat point-of-care instrument	163	245
Uni-gold raw material stabilisation	42	144
Autoimmune Smart Reader	82	550
Other projects	43	183
Total capitalised development costs	4,475	6,771

Other intangible assets

Other intangible assets consist primarily of acquired customer and supplier lists, trade names, website and software assets.

Amortisation

Amortisation is charged to the consolidated statement of operations through the selling, general and administrative expenses line.

Impairment testing for intangibles including goodwill and indefinite lived assets

Goodwill and other intangibles are subject to impairment testing on a periodic basis and whenever there are indicators of impairment. Specific assets are assessed for impairment when there are indicators of impairment. If any such indication exists, the Company estimates the recoverable amount of the asset.

The recoverable amount of seven CGUs is determined based on a value-in-use computation at June 30 and December 31. Among other macroeconomic considerations, the impact of the COVID-19 pandemic has been factored into our impairment testing. The value-in-use calculations use cash flow projections based on the 2023 projections for each CGU and a further four years projections using estimated revenue and cost average growth rates of between 0% and 5%. At the end of the five year forecast period, terminal values for each CGU, based on a long-term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The pre-tax discount rates used range from 16% to 24% (2021: 16% to 25%).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Specific asset impairment charges

In the year ended December 31, 2022, four internally developed intangible assets were fully impaired, as shown in the table below.

Asset name	Entity	2022 US$’000
Rapid COVID-19 antigen test	Trinity Biotech Manufacturing Ltd	2,214
Autoimmune smart reader	Trinity Biotech Manufacturing Ltd	1,265
Tri-stat instrument	Primus Corp.	1,024
COVID-19 ELISA test	Trinity Biotech Manufacturing Ltd	120
Total		4,623

The rapid COVID-19 test is approved for professional use in the EU. However, as previously disclosed by the Company, the demand for our COVID-19 portfolio of products is highly uncertain and very difficult to predict and in our experience the market has moved to over the counter (“OTC”) rapid COVID-19 tests, for which this product is not yet approved. As such the Company’s efforts to commercialise this test have been unsuccessful. In addition, pricing for rapid COVID-19 tests in the EU is relatively weak, with stronger pricing available in, for example, the US market, for which this product is not yet approved. Given the market outlook for rapid COVID-19 testing products and continued uncertainty regarding regulatory approval pathways in key markets, including the US, the Company has chosen to not immediately pursue further regulatory approvals but does intend to monitor these markets and regulatory pathways with a view to potentially seeking additional regulatory approvals. As the Company has no imminent plans to pursue these regulatory approvals, this development project was written down from US$2,214,000 to zero in 2022. For similar reasons, the carrying value of our internally developed COVID-19 ELISA test was fully impaired and the impairment charge for this project was US$120,000.

The development project for the autoimmune smart reader was paused in 2022 as management reviewed other options, including the potential to proceed with a third-party reader instead of our own internally developed reader. Following this review, we determined that there were likely greater opportunities to capture more market share in a more capital efficient manner through partnering with a third-party reader manufacturer rather than pursuing an independent strategy. There is significant uncertainty if we will complete the project to develop our own in-house autoimmune smart reader and thus while we may re-visit this decision in the future, in the interests of prudence the project’s carrying value of US$1,265,000 was impaired to zero.

In 2022, there was a strategic review of our Tri-stat instrument as part of a broader review of our haemoglobins product portfolio. In order to rationalise the haemoglobins product portfolio and to allow us to focus our resources on the higher growth products within that portfolio, management decided that Tri-stat sales would be restricted to only certain targeted partnerships, and this led to the carrying value for the Tri-stat intangible asset of US$1,024,000 being written down to zero.

In the year ended December 31, 2021, there was a specific asset impairment charge related to the carrying value of the intangible asset for the COVID-19 antibody rapid test, which was written off in full. This product development was an asset of Trinity Biotech Manufacturing Limited and the impairment charge recorded for this asset was US$856,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Impairment tests of cash-generating units

The impairment tests performed at June 30, 2022 and at December 31, 2022 identified an impairment loss in three CGUs, Clark Laboratories Inc, Trinity Biotech Do Brasil and Biopool US Inc. The table below sets forth the impairment loss recorded for each of the CGU’s, comprising both the specific asset impairment charges (as per the above table) and the impairments arising from the CGU impairment tests:

	December 31, 2022	December 31, 2021
	US$’000	US$’000
Trinity Biotech Manufacturing Limited	3,599	856
Primus Corp	1,024	-
Trinity Biotech Do Brasil	454	956
Clark Laboratories Inc.	407	-
Biopool US Inc.	355	153
Immco Diagnostics Inc	-	4,979

Total impairment loss	5,839	6,944

The table below sets forth the breakdown of the impairment loss for each class of asset:

	December 31, 2022	December 31, 2021
	US$’000	US$’000
Goodwill and other intangible assets	4,624	3,853
Property, plant and equipment (see Note 11)	733	2,508
Prepayments (see Note 16)	482	583

Total impairment loss	5,839	6,944

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and the following sensitivity analysis has been performed:

•
In the event that there was a reduction of 10% in the assumed level of future growth in revenue growth rate, which would represent a reasonably likely range of outcomes, there would be no additional impairment loss recorded at December 31, 2022.

•
In the event there was a 10% increase in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be no additional impairment loss recorded at December 31, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Significant Goodwill and Intangible Assets with Indefinite Useful Lives

CGUs or combinations of CGUs for which the carrying amount of goodwill is significant for the purposes of impairment testing periodically, in comparison with the Group’s total carrying amount of goodwill are those where the percentage is greater than 20% of the total.

The additional disclosures required for the CGU with significant goodwill are as follows:

Fitzgerald Industries	December 31, 2022	December 31, 2021
Carrying amount of goodwill (US$’000)	12,591	12,591
Discount rate applied (real pre-tax)	15.77%	19.66%
Excess value-in-use over carrying amount (US$’000)	7,432	3,496
% EBITDA would need to decrease for an impairment to arise	31.28%	18.15%
Long-term growth rate	2.0%	2.0%

The key assumptions and methodology used in respect of this CGU are consistent with those described above. The assumptions and estimates used are specific to the individual CGU and were derived from a combination of internal and external factors based on historical experience.

Intangible Assets with Indefinite Useful lives (included in other intangibles)	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Fitzgerald Industries International CGU
Fitzgerald trade name	970	970
RDI trade name	560	560
Primus Corporation CGU
Primus trade name	365	365
Immco Diagnostic CGU
Immco Diagnostic trade name	2,069	2,069
Total	3,964	3,964

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

13.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities of the Group are attributable to the following:

	Assets		Liabilities		Net
	2022 US$’000	2021 US$’000	2022 US$’000	2021 US$’000	2022 US$’000	2021 US$’000
Property, plant and equipment	229	477	(5)	(11)	224	466
Intangible assets	-	-	(3,950)	(3,969)	(3,950)	(3,969)
Inventories	423	620	-	-	423	620
Provisions	2,194	1,871	-	-	2,194	1,871
Tax value of loss carry-forwards	1,254	1,016	-	-	1,254	1,016
Other items	118	117	(1,103)	(878)	(985)	(761)

Deferred tax assets/(liabilities)	4,218	4,101	(5,058)	(4,858)	(840)	(757)

The deferred tax asset in 2022 is mainly due to deductible temporary differences relating to provisions, loss carry-forwards, property, plant and equipment and the elimination of unrealised intercompany inventory profit. In 2022, the deferred tax asset increased by US$117,000 mainly due to an increase in deductible temporary differences principally attributable to provisions and loss carry-forwards.

The deferred tax liability is caused by the net book value of non-current assets being greater than the tax written down value of non-current assets, temporary differences due to the acceleration of the recognition of certain charges in calculating taxable income permitted in Ireland and the US. The deferred tax liability increased by US$200,000 in 2022, principally because of other items.

Deferred tax assets and liabilities are only offset when the entity has a legally enforceable right to set off current tax assets against current tax liabilities and where the intention is to settle current tax liabilities and assets on a net basis or to realise the assets and settle the liabilities simultaneously. At December 31, 2022 and at December 31, 2021 no deferred tax assets and liabilities are offset as it is not certain as to whether there is a legally enforceable right to set off current tax assets against current tax liabilities and it is also uncertain as to what current tax assets may be set off against current tax liabilities and in what periods.

Most temporary differences are expected to reverse after 2024.

Movement in temporary differences during the year

	Balance January, 1 2022	Recognised in income	Balance December 31, 2022
	US$’000	US$’000	US$’000
Property, plant and equipment	466	(242)	224
Intangible assets	(3,969)	19	(3,950)
Inventories	620	(197)	423
Provisions	1,871	323	2,194
Tax value of loss carry-forwards	1,016	238	1,254
Other items	(761)	(224)	(985)

	(757)	(83)	(840)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

13.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

	Balance January, 1 2021	Recognised in income	Balance December 31, 2021
	US$’000	US$’000	US$’000
Property, plant and equipment	724	(258)	466
Intangible assets	(4,072)	103	(3,969)
Inventories	750	(130)	620
Provisions	2,159	(288)	1,871
Tax value of loss carry-forwards	433	583	1,016
Other items	(714)	(47)	(761)

	(720)	(37)	(757)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised by the Group in respect of the following items, which have not been tax effected:

	December 31, 2022	December 31, 2021
	US$’000	US$’000
Capital losses	8,293	8,293
Net operating losses	75,957	73,893
US alternative minimum tax credits	1,906	1,704
Other temporary timing differences	38,960	21,301
US state credit carryforwards	2,753	1,664

	127,869	106,855

14.	OTHER NON-CURRENT ASSETS

	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Finance lease receivables (see Note 16)	84	151
Other assets	55	56

	139	207

The Group leases instruments as part of its business. For details of future minimum finance lease receivables with non-cancellable terms, please refer to Note 16.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

15.	INVENTORIES

	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Raw materials and consumables	12,094	13,650
Work-in-progress	3,948	5,546
Finished goods	6,461	9,927

	22,503	29,123

The assets of the Group, including inventories have been pledged as security for the term loan from Perceptive Advisors.

All inventories are stated at the lower of cost or net realisable value. Total inventories for the Group are shown net of provisions of US$16,274,000 (2021: US$12,063,000) (2020: US$9,781,000). Cost of sales in 2022 includes inventories expensed of US$45,340,000 (2021: US$49,299,000) (2020: US$48,342,000).

The movement on the inventory provision for the three-year period to December 31, 2022 is as follows:

	December 31, 2022 US$‘000	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Opening provision at January 1	12,063	9,781	6,716
Charged during the year	7,391	5,589	5,179
Utilised during the year	(3,180)	(3,307)	(1,994)
Released during the year	-	-	(120)

Closing provision at December 31	16,274	12,063	9,781

During 2022, US$Nil (2021: US$Nil) (2020: US$120,000) of inventory provision relating to net realisable value was released to the statement of operations following a current year review of inventory usage.

16.	TRADE AND OTHER RECEIVABLES

	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Trade receivables, net of impairment losses	12,620	13,290
Prepayments	1,932	1,945
Contract assets	739	739
Value added tax	43	-
Finance lease receivables	86	142
Grant receivable	333	-

	15,753	16,116

Trade receivables are shown net of an impairment losses provision of US$2,691,000 (2021: US$2,986,000) (2020: US$3,922,000) (see Note 26). Prepayments are shown after impairment charges of US$482,000 (2021: US$583,000) (2020: US$562,000) (see Note 5).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

16.	TRADE AND OTHER RECEIVABLES (CONTINUED)

Long-term contract receivable

(i) Finance lease commitments – Group as lessor

The Group leases instruments as part of its business. Future minimum receivables with non-cancellable terms are as follows:

	December 31, 2022 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	180	6	86
Between one and five years (Note 14)	173	6	84

	353	12	170

	December 31, 2021 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	292	11	142
Between one and five years (Note 14)	310	11	151

	602	22	293

The Group classified future minimum lease receivables between one and five years of US$84,000 (2021: US$151,000) as Other Assets, see Note 14. Under the terms of the lease arrangements, no contingent rents are receivable.

(ii) Operating lease commitments – Group as lessor

The Group leases instruments under operating leases as part of its business.

Future minimum rentals receivable under non-cancellable operating leases are as follows:

	December 31, 2022 US$‘000
	Instruments	Total
Less than one year	1,589	1,589

	1,589	1,589

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

16.	TRADE AND OTHER RECEIVABLES (CONTINUED)

(ii) Operating lease commitments – Group as lessor

	December 31, 2021 US$‘000
	Instruments	Total
Less than one year	3,953	3,953
Between one and five years	171	171

	4,124	4,124

17.	CASH AND CASH EQUIVALENTS

	December 31, 2022 US$’000	December 31, 2021 US$’000
Cash at bank and in hand	6,578	22,790
Short-term deposits	-	3,120

Cash and cash equivalents	6,578	25,910

18.	CAPITAL AND RESERVES

Share capital

	December 31, 2022	December 31, 2021
	Class ‘A’ Ordinary shares ‘000s	Class ‘A’ Ordinary shares ‘000s
In thousands of shares
In issue at January 1	96,162	96,162
Issued for cash (a)	47,492	-
Issued as consideration for Exchangeable Notes purchase (b)	21,332	-

At period end	164,986	96,162

	December 31, 2022	December 31, 2021
	ADS	ADS
In thousands of ADSs
Balance at January 1	24,041	24,041
Issued for cash	11,873	-
Issued as consideration for Exchangeable Notes purchase	5,333	-

At period end	41,247	24,041

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

18.	CAPITAL AND RESERVES (CONTINUED)

The amounts in the tables above are inclusive of Treasury Shares. The number of Treasury Shares is as follows:

	December 31, 2022	December 31, 2021
	Class ‘A’ Treasury shares ‘000s	Class ‘A’ Treasury shares ‘000s
In thousands of shares
Balance at January 1	12,556	12,556
Purchased during period	-	-

At period end	12,556	12,556

	December 31, 2022	December 31, 2021
	Class ‘A’ Treasury shares ‘000s	Class ‘A’ Treasury shares ‘000s
In thousands of ADSs
Balance at January 1	3,139	3,139
Purchased during period	-	-

At period end	3,139	3,139

(a)
During the year ended December 31, 2022, the Company issued 47,492,000 ‘A’ Ordinary shares for a consideration of US$25,707,000 settled in cash. The Company incurred US$606,000 in connection with the issues of shares. The total shares issued for cash comprises 44,759,000 ‘A’ Ordinary shares issued to MiCo and 2,733,328 ‘A’ Ordinary from the exercise of employee share options. For more information on the investment by MiCo, refer to Note 22.

(b)
During the year ended December 31, 2022, the Company issued 21,332,000 ‘A’ Ordinary shares, with a market value of US$6,133,000, as partial consideration for the purchase of Exchangeable Notes. The Company incurred US$213,000 in connection with this issue of shares. For more information on the purchase of Exchangeable Notes, refer to Note 22.

 Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign currency denominated operations of the Group since January 1, 2004.

Other reserves

Other reserves comprise the hedging reserve of US$23,000 and shares to be issued of US$63,000. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions entered into but not yet crystallised. The hedging reserve is shown within Other Reserves in the Consolidated Statement of Financial Position. Shares to be issued as at December 31, 2022 have been issued in 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

18.	CAPITAL AND RESERVES (CONTINUED)

Equity component of Convertible Note

In May 2022, the Company announced the successful closure of a US$45.2 million investment from MiCo Ltd (“MiCo”). MiCo, a KOSDAQ-listed and Korea-based company. The investment consisted of an equity investment of US$25.2 million and a seven-year, unsecured junior convertible note of US$20.0 million. The convertible note mandatorily converts into ADSs if the volume weighted average price of the Company’s ADSs is at or above US$3.24 for any five consecutive NASDAQ trading days. The convertible loan is accounted for as a compound financial instrument containing both an equity and liability element. The equity component of the convertible note is US$6.7 million. There is no remeasurement of the equity element following initial recognition.

Treasury shares

During 2022, the Group did not purchase any ‘A’ Ordinary shares (2021: nil) (2020: nil) ‘Treasury shares’.

19.	SHARE OPTIONS

Options

Under the terms of the Company’s Employee Share Option Plans, options to purchase 44,814,672 ‘A’ Ordinary Shares (11,203,668 ADS’s) were outstanding at December 31, 2022. Under these Plans, options are granted to officers and employees of the Group at the discretion of the Compensation Committee (designated by the Board of Directors), under the terms outlined below.

In the past, share options were granted to consultants of the Group and, where this was the case, the Group measured the fair value of the services provided by these consultants by reference to the fair value of the equity instruments granted. This approach was adopted in these cases as it was impractical for the Group to reliably estimate the fair value of such services. There are no outstanding options for consultants at December 31, 2022.

The terms and conditions of the grants are as follows, whereby all options are settled by physical delivery of shares:

Vesting conditions

The options vest following a period of service by the officer or employee. The required period of service is determined by the Board and Remuneration Committee at the date of grant of the options (usually the date of approval by the Compensation Committee) and it is generally over a two to four-year period.

Non-vesting conditions

In 2022, share options were granted to certain directors for which there is a condition that the options only become exercisable into ADSs when the market price of an ADS reaches a certain level. This is deemed to be a non-vesting condition. The term ‘non- vesting condition’ is not explicitly defined in IFRS 2, Share based Payment, but is inferred to be any condition that does not meet the definition of a vesting condition. The only condition for these particular options to vest is that the director continues service and there were no other conditions which would be considered non-vesting conditions. Non-vesting conditions are reflected in measuring the grant-date fair value of the share-based payment and there is no true-up in the measurement of the share-based payment for differences between the expected and the actual outcome of non-vesting conditions. If all service conditions are met, then the share-based payment cost will be recognized even if the director does not receive the share-based payment due to a failure to meet the non-vesting condition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

19.	SHARE OPTIONS (CONTINUED)

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

The number and weighted average exercise price of share options per ordinary share is as follows:

	Share	Weighted- average exercise price US$	Range US$
	Options ‘A’ Ordinary Shares	Per ‘A’ Ordinary Share	Per ‘A’ Ordinary Share
Outstanding January 1, 2020	12,303,990	1.31	0.46 –4.36
Granted	9,100,000	0.38	0.19 –1.10
Exercised	-	-	-
Expired / Forfeited	(1,918,000)	2.14	0.19-4.21

Outstanding at end of year	19,485,990	0.79	0.19-4.36

Exercisable at end of year	7,959,323	1.27	0.66-4.36

Outstanding January 1, 2021	19,485,990	0.79	0.19-4.36
Granted	-	-	-
Exercised	-	-	-
Expired / Forfeited	(758,000)	1.07	0.19-4.21

Outstanding at end of year	18,727,990	0.78	0.19-4.36

Exercisable at end of year	13,401,322	0.93	0.19-4.36

Outstanding January 1, 2022	18,727,990	0.78	0.19-4.36
Granted	29,400,000	0.27	0.27-0.29
Exercised	(2,733,328)	0.19	0.19-0.19
Expired / Forfeited	(579,990)	1.87	0.69-4.36

Outstanding at end of year	44,814,672	0.47	0.19-2.43

Exercisable at end of year	14,138,004	0.89	0.19-2.43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

19.	SHARE OPTIONS (CONTINUED)

	Share Options ‘ADS’	Weighted- average exercise price US$	Range US$
	Equivalent	Per ‘ADS’	Per ‘ADS’
Outstanding January 1, 2020	3,075,998	5.24	1.83 - 17.45
Granted	2,275,000	1.52	0.77 - 4.41
Exercised	-	-	-
Expired / Forfeited	(479,500)	8.56	0.77 - 16.84

Outstanding at end of year	4,871,498	3.15	0.77-17.45

Exercisable at end of year	1,989,831	5.08	2.64 -17.45

Outstanding January 1, 2021	4,871,498	3.15	0.77-17.45
Granted	-	-	-
Exercised	-	-	-
Expired / Forfeited	(189,500)	4.28	0.76 - 16.84

Outstanding at end of year	4,681,998	3.12	0.76 - 17.44

Exercisable at end of year	3,350,331	3.72	0.76 –17.44

Outstanding January 1, 2022	4,681,998	3.12	0.76 - 17.44
Granted	7,350,000	1.09	1.07-1.14
Exercised	(683,332)	0.77	0.77-0.77
Expired / Forfeited	(144,998)	7.48	2.76 - 17.44

Outstanding at end of year	11,203,668	1.88	0.77-9.73

Exercisable at end of year	3,534,501	3.56	0.77-9.73

In 2022, 2,733,328 share options were exercised in 2022 at an average share price of US$0.28 or US$1.13 per ADS at the date of exercise. There were no share options exercised during 2021 or 2020.

The opening share price per ‘A’ Ordinary share at the start of the financial year was US$0.36 or US$1.43 per ADS (2021: US$0.95 or US$3.81 per ADS) (2020: US$0.27 or US$1.07 per ADS) and the closing share price at December 31, 2022 was US$0.25 or US$0.99 per ADS (2021: US$0.36 or US$1.43 per ADS) (2020: US$0.95 or US$3.81 per ADS). The average share price for the year ended December 31, 2022 was US$0.30 per ‘A’ Ordinary share or US$1.22 per ADS.

A summary of the range of prices for the Company’s share options for the year ended December 31, 2022 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.19-US$0.99	39,546,672	0.35	6.10	8,930,004	0.59	4.05
US$1.00-US$1.74	4,988,000	1.34	1.78	4,928,000	1.34	1.74
US$1.75- US$2.43	280,000	2.43	0.15	280,000	2.43	0.15

	44,814,672			14,138,004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

19.	SHARE OPTIONS (CONTINUED)

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.77-US$3.96	9,886,668	1.39	6.10	2,232,501	2.37	4.05
US$4.00-US$6.94	1,247,000	5.37	1.78	1,232,000	5.38	1.74
US$6.95- US$9.73	70,000	9.73	0.15	70,000	9.73	0.15

	11,203,668			3,534,501

The weighted-average remaining contractual life of options outstanding at December 31, 2022 was 5.58 years (2021: 4.35 years).

A summary of the range of prices for the Company’s share options for the year ended December 31, 2021 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.19-US$0.99	13,000,006	0.48	3.54	7,960,004	0.55	2.92
US$1.00-US$2.05	5,228,000	1.34	0.79	4,941,334	1.35	0.99
US$2.06- US$2.99	439,984	2.53	0.03	439,984	2.53	0.04
US$3.00 -US$4.36	60,000	4.17	0.00	60,000	4.17	0.00

	18,727,990			13,401,322

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.77-US$3.96	3,250,002	1.94	3.54	1,990,001	2.19	2.92
US$4.00-US$8.20	1,307,000	5.36	0.79	1,235,334	5.40	0.99
US$8.24- US$11.96	109,996	10.13	0.03	109,996	10.13	0.04
US$12.00 -US$17.45	15,000	16.67	0.00	15,000	16.67	0.00

	4,681,998			3,350,331

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

19.	SHARE OPTIONS (CONTINUED)

Charge for the year under IFRS 2

The charge for the year is calculated based on the fair value of the options granted which have not yet vested.

The fair value of the options is expensed over the vesting period of the option. US$1,755,000 was charged to the statement of operations in 2022, (2021: US$1,100,000) (2020: US$792,000) split as follows:

	December 31, 2022 US$‘000	December 31, 2021 US$‘000	December 31, 2020 US$‘000
Share-based payments – cost of sales	-	5	12
Share-based payments – selling, general and administrative	1,755	1,095	780

Total – continuing operations	1,755	1,100	792
Share-based payments – discontinued operations	-	-	-

Total	1,755	1,100	792

No share-based payments expense was capitalised in intangible development project assets during the year. In 2021, US$11,000, (2020: US$24,000) of share-based payments was capitalised in intangible development project assets. The total share-based payments charge gross of any capitalisations for 2021 was US$1,111,000 (2020: US$816,000).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a Black-Scholes model. The following are the input assumptions used in determining the fair value of share options granted in 2022, 2021 and 2020:

	Key management personnel	Other employees	Key management personnel	Other employees	Key management personnel	Other employees
	2022	2022	2021	2021	2020	2020
Weighted average fair value at measurement date per ‘A’ share / (per ADS)	US$0.19 / (US$0.77)	- / -	- / -	- / -	US$0.20 / (US$0.80)	US$0.27 / (US$1.08)

Total ‘A’ share options granted / (ADS’s equivalent)	29,400,000 / (7,350,000)	- / -	- / -	- / -	8,480,000 / (2,120,000)	620,000 / (155,000)

Weighted average share price per ‘A’ share / (per ADS)	US$0.27 / (US$1.09)	- / -	- / -	- / -	US$0.38 / (US$1.52)	US$0.48 / (US$1.96)

Weighted average exercise price per ‘A’ share / (per ADS)	US$0.27 / (US$1.09)	- / -	- / -	- / -	US$0.38 / (US$1.52)	US$0.48 / (US$1.96)

Weighted average expected volatility	76.79%	-%	-%	-%	66.98%	65.89%

Weighted average expected life	6.82	-	-	-	4.34	4.35

Weighted average risk-free interest rate	3.59%	-%	-%	-%	0.44%	0.42%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

19.	SHARE OPTIONS (CONTINUED)

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

20.	TRADE AND OTHER PAYABLES

	December 31, 2022 US$’000	December 31, 2021 US$’000
Trade payables	6,205	6,763
Accruals and other liabilities	8,585	7,595
Payroll taxes	368	398
Employee related social insurance	103	130
Deferred income	114	141
Deferred government grants	-	69
Other payables	-	31

	15,375	15,127

Included in trade and other payables at December 31, 2022 was US$176,000 (2021: US$Nil) relating to contracted licence payments.

Other payables

Other payables at December 31, 2021 related to an interest-free loan received under the Canada Emergency Business Account (“CEBA”). The CEBA loans were provided by the Canadian Government to mitigate the financial impact of the Covid-19 outbreak. This interest-free loan was repaid and partly forgiven in the year ended December 31, 2022. For more information, refer to Note 4.

21.	PROVISIONS

	December 31, 2022 US$’000	December 31, 2021 US$’000
Product warranty provision	50	50

	50	50

During 2022 and 2021 the Group experienced no significant product warranty claims. However, the Group believes that it is appropriate to retain a product warranty provision to cover any future claims. The provision at December 31, 2022 represents the estimated cost of product warranties, the exact amount which cannot be determined. US$50,000 represents management’s best estimate of these obligations at December 31, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

22.	INTEREST-BEARING LOANS AND BORROWINGS

The carrying value of interest-bearing loans, borrowings and related balances is as follows:

	December 31, 2022 US$’000	December 31, 2021 US$’000
Current liabilities
Exchangeable senior notes	210	83,312

Total	210	83,312

	December 31, 2022 US$’000	December 31, 2021 US$’000
Non-Current liabilities
Senior secured term loan	44,301	-
Derivative financial liability	1,569	-
Convertible Note	13,746	-

Total non-current liabilities	59,616	-

	December 31, 2022 US$’000	December 31, 2021 US$’000
Non-Current assets
Derivative financial asset	128	-

Total non-current assets	128	-

Exchangeable senior notes

In January 2022, the Company retired approximately US$99.7 million of the Exchangeable Notes as part of a debt re-financing. This represented approximately 99.7% of the total Exchangeable Notes. Consideration was in cash and an issue of ‘A’ Ordinary shares. The cash paid was US$86.73 million with each holder that was party to the agreement receiving US$0.87 of cash per US$1 nominal value of the Exchangeable Notes. The shares consideration was 5,333,000 ADSs (21,332,000 ‘A’ Ordinary shares) representing the equivalent of US$0.08 of the Company’s ADS (based upon the 5-day trailing VWAP of the ADSs on NASDAQ on December 10, 2021, discounted by 13%) per US$1 nominal value of the Exchangeable Notes, as partial consideration for the exchange of the Exchangeable Notes. The shares consideration is valued at US$6.1 million based on market price on the date of issue.

The Exchangeable Notes were treated as a host debt instrument under IFRS with embedded derivatives attached. The embedded derivatives related to a number of put and call options which were measured at fair value in the consolidated statement of operations. On initial recognition in 2015, the host debt instrument was recognised at the residual value of the total net proceeds of the note issue less fair value of the embedded derivatives. Subsequently, the host debt instrument was measured at amortised cost using the effective interest rate method.

At date of disposal, the carrying value of the extinguished Exchangeable Notes was US$83.2m. As the IFRS measure of consideration was higher by US$9.7 million, the resulting loss on disposal was recorded as a financial expense in the year ended December 31, 2022. The remaining nominal value of the Exchangeable Notes at December 31, 2022 is US$210,000 and this is shown within Current Liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

22.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

The movement in the Exchangeable Notes balance was as follows:

	December 31, 2022 US$000	December 31, 2021 US$000
Balance at January 1	(83,312)	(82,664)
Accretion interest	(83)	(648)
Repaid to Note holders	86,730	0
Shares issued to Note holders as consideration	6,133	0
Loss on disposal	(9,678)	0

Liability	(210)	(83,312)

During the year ended December 31, 2022, the Company acquired two new debt liabilities, as follows:

(i)	Senior secured term loan
The Company and its subsidiaries entered into a US$81.3 million senior secured term loan credit facility in December 2021 (the “Term Loan”) with Perceptive Credit Holdings III, LP (“Perceptive”, an investment manager with an expertise in healthcare.  The Term Loan was drawn down in January 2022, when the necessary shareholder approvals were obtained. The term loan is secured by a charge over the Group’s assets. The 48-month term loan will mature in January 2026 and accrues interest at an annual rate equal to 11.25% plus the greater of (a) one-month LIBOR (later changed to the Term SOFR Reference Rate effective from October 28, 2022) and (b) one percent per annum, and interest is payable monthly in arrears in cash.  The term loan does not require any amortization, and the entire unpaid balance will be payable upon maturity. In connection with the Term Loan the Company agreed to issue warrants to Perceptive for 2.5 million of the Company’s ADSs.  The per ADS exercise price of the Warrants was US$1.30. In February 2023, in connection with an increased Term Loan facility, the Company agreed to reprice the 2,500,000 warrants originally issued to Perceptive, with the Warrants now having a per ADS price of US$1.071. The warrants are exercisable, in whole or part, until the seventh anniversary of the date of drawdown of the funding under the Term Loan.

At the discretion of the Company, the Term Loan can be repaid, in part or in full, at a premium before the end of the four-year term. In May 2022, the Company repaid US$34.5 million of the term loan principal and incurred an early payment penalty of approximately US$3.5 million, which has been recorded as a financial expense in the year ended December 31, 2022.

In accordance with IFRS accounting standards, the Term Loan is represented by three separate balances in the statement of financial position. US$44.3 million is shown in non-current liabilities as a senior secured term loan. At initial recognition, the balance comprised the principal loan amount of US$81.25 million less loan origination costs of US$3.6 million, less two derivative financial balances totaling US$1.7 million to give a balance of US$76.0 million. During the year ended December 31, 2022 accretion interest of US$2.8 million was accrued and the repayment of US$34.5 million reduced the liability to leave a closing carrying value of US$44.3 million. The early repayment of a portion of the Term Loan necessitated an accretion interest adjustment of US$2.1 million in the year ended December 31, 2022, recognised as a financial expense, to discount the revised expected future cash flows for the loan.

The other two balances related to the Term Loan are: a) a derivative financial asset and b) a derivative financial liability. The fair value of the derivative financial asset is estimated at US$128,000 at December 31, 2022 and represents the value to the Company of being able to repay the Term Loan early and potentially refinance at a lower interest rate. The fair value of the derivative financial liability is estimated at US$1,569,000 at December 31, 2022 and represents the fair value of the warrants issued to Perceptive. The fair value remeasurement for these two derivative financial balances resulted in a net financial income of US$0.2m being recognised in the consolidated statement of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

22.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

(ii)	7-year convertible note
In May 2022, the Company announced a US$45.2 million investment from MiCo Ltd (“MiCo”). MiCo, a KOSDAQ-listed and Korea-based company, is engaged in the biomedical business through its affiliate MiCo BioMed. The investment consists of an equity investment of US$25.2 million and a seven-year, unsecured junior convertible note of US$20.0 million. The convertible note has an interest rate of 1.5%. The convertible note mandatorily converts into ADSs if the volume weighted average price of the Company’s ADSs is at or above US$3.24 for any five consecutive NASDAQ trading days. For further details on the convertible note, refer to the Company’s Form 6-K filings with the SEC on April 11, 2022.

The convertible loan note is accounted for as a compound financial instrument containing both an equity and liability element. The debt component is accounted for at amortised cost in accordance with IFRS 9. At December 31, 2022, the carrying value of the convertible note’s debt component was US$13.7 million and accretion interest of US$0.5 million has been recognised as a financial expense in the year ended December 31, 2022. The equity component of the convertible note is US$6.7 million and has been recorded in the equity section of the statement of financial position as Equity component of convertible note. There is no remeasurement of the equity element following initial recognition.

The movement in the Term Loan and the 7-year convertible notes in the year ended December 31, 2022 is summarised as follows:

	Senior secured term loan US$000	7-year Convertible Note US$000
Balance at January 1, 2022	-	-
Principal amount loaned	(81,250)	(20,000)
Loan origination costs	3,551	40
Derivative financial liability at date of issue	1,872	-
Derivative financial asset at date of issue	(202)	-
Equity component at date of issue	-	6,709
Accretion interest	(2,772)	(495)
Cash repayment of principal	34,500	-

Non-current liability at December 31, 2022	(44,301)	(13,746)

The movement in the derivative financial liability in the year ended December 31, 2022 was as follows:

US$000
Balance at January 1, 2022	-
Derivative financial liability at date of issue of Term Loan	(1,872)
Fair value adjustments in the period	303

Non-current liability at December 31, 2022	(1,569)

The movement in the derivative financial asset in the year ended December 31, 2022 was as follows:

US$000
Balance at January 1, 2022	-
Derivative financial asset at date of issue of Term Loan	202
Fair value adjustments in the period	(74)

Non-current asset at December 31, 2022	128

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

23.	LEASE LIABILITIES

The Group has leases for some of its manufacturing plants, all warehouses, offices, motor vehicles and some IT equipment. With the exception of short-term leases and leases of low-value underlying assets, each lease is reflected on the balance sheet as a right-of-use asset (net of any depreciation and/or impairment) and a lease liability. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment (see Note 11).

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

Lease liabilities

Lease liabilities are payable as follows:

	December 31, 2022 US$’000	December 31, 2021 US$’000
Current liabilities
Lease liabilities related to Right of Use assets	1,631	1,878
Sale and leaseback liabilities	45	102

	1,676	1,980

Non-Current liabilities
Lease liabilities related to Right of Use assets	12,267	13,790
Sale and leaseback liabilities	-	75
	12,267	13,865

	December 31, 2022 US$’000			December 31, 2022 US$’000
	Lease liabilities related to Right of Use assets			Sale and leaseback Liabilities
	Minimum lease payments	Interest	Principal	Minimum lease payments	Interest	Principal
Less than one year	2,249	618	1,631	46	1	45
In more than one year, but not more than two	2,240	561	1,679	-	-	-
In more than two years but not more than five	5,739	1,217	4,522	-	-	-
more than five years	6,968	902	6,066	-	-	-

	17,196	3,298	13,898	46	1	45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

23.	LEASE LIABILITIES (CONTINUED)

	December 31, 2021 US$’000			December 31, 2021 US$’000
	Lease liabilities related to Right of Use assets			Sale and leaseback Liabilities
	Minimum lease payments	Interest	Principal	Minimum lease payments	Interest	Principal
Less than one year	2,575	697	1,878	109	7	102
In more than one year, but not more than two	2,175	621	1,554	77	2	75
In more than two years but not more than five	5,985	1,469	4,516	-	-	-
more than five years	8,992	1,272	7,720	-	-	-

	19,727	4,059	15,668	186	9	177

Lease payments not recognised as a liability

No short-term lease expenses were incurred for the year ended December 31, 2022. Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognised as lease liabilities and are expensed as incurred.

Terms and debt repayment schedule

The terms and conditions of outstanding interest-bearing loan and borrowing at December 31, 2022 are shown in the table below. A Euro-denominated sale and leaseback liability, which had a maturity date in 2023, was settled in full in 2022.

Facility	Currency	Nominal interest rate	Year of maturity	Fair Value	Carrying Value
Sale and leaseback liabilities	USD	5.51%	2023	45	45

The terms and conditions of outstanding interest bearing loans and borrowings at December 31, 2021 are as follows:

Facility	Currency	Nominal interest rate	Year of maturity	Fair Value	Carrying Value
Sale and leaseback liabilities	Euro	4.53%	2023	65	65
Sale and leaseback liabilities	USD	5.51%	2023	111	111

Total				176	176

The total paid in respect of lease liabilities in the year ended December 31, 2022 was US$2,761,000 (2021: US$2,938,000).

24.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

The Group has capital commitments authorised and contracted for of US$Nil as at December 31, 2022 (2021: US$440,000).

(b)	Leasing Commitments

The Group’s leasing commitments are shown in Note 23.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

24.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c)	Bank Security

The Credit Agreement for the senior secured term loan is secured by substantially all of our property and assets, including our equity interests in our subsidiaries, refer to Note 22.

At December 31, 2022, the Group’s sale and leaseback borrowings were at fixed rates of interest and consisted of USD denominated borrowings, refer to Note 23. The bank providing the financing has a charge over the equipment for which the borrowing pertains.

(d)	Group Company Guarantees

Pursuant to the provisions of Section 357, Irish Companies Act, 2014, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, Trinity Research Limited and Trinity Biotech Financial Services Limited subsidiary undertakings in the Republic of Ireland, for the financial year to December 31, 2022 and, as a result, these subsidiary undertakings have been exempted from the filing provisions of Section 357, Irish Companies Act, 2014. Where the Company enters into these guarantees of the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the company will be required to make a payment under the guarantee. The Company does not enter into financial guarantees with third parties.

(e)	Contingent Asset

In the 2019 financial statements, a contingent asset of US$1,231,000 was disclosed in connection with the 2019 tax audit settlement payable by Darnick Company. This balance was settled in the year ended December 31, 2020 and has been credited to the Statement of Operations within Selling, General and Administrative Expenses. The underlying amount was denominated in Euro. Due to a depreciation in the US Dollar since 2019, the US Dollar equivalent amount increased from US$1,231,000 to US$1,316,000. The settlement amount received by the Company was US$177,000 more than the balance owed and this overpayment was recorded as a related party current liability for the benefit of Ronan O’Caoimh as at December 31, 2020. The amount was settled by the Group in January 2021. There are no contingent assets as of December 31, 2022 (2021: US$Nil).

(f)	Government Grant Contingencies

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at December 31, 2022. However, if the income were to become repayable, the maximum amounts repayable as at December 31, 2022 would amount to US$3,259,509 (2021: US$3,095,000).

To mitigate the financial impact of the Covid-19 outbreak, the Group availed of governmental supports. In 2020, the Group received US$4.5 million of Paycheck Protection Program (“PPP”) loans and in 2021, a further US$1.8 million of PPP loans were received. All of the loans received to date under the program have been forgiven by the US government before December 31, 2022 and therefore no liability for these loans exists at December 31, 2022.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

25.	RELATED PARTY TRANSACTIONS

The Group has related party relationships with its subsidiaries, and with its directors and executive officers.

Leasing arrangements with related parties

The following is a description of our related party transactions since January 1, 2022.

The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech, and directly with Mr O’Caoimh, to provide premises at IDA Business Park, Bray, County Wicklow, Ireland.

The Group entered into an agreement with JRJ for a 25-year lease commencing in December 2003 for offices that were adjacent to its then premises at IDA Business Park, Bray, County Wicklow, Ireland with an annual rent of €381,000 (US$406,000). Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.

In 2007, the Group entered into a 25-year lease agreement with Mr O’Caoimh and Dr Walsh for a 43,860 square foot manufacturing facility in Bray, Ireland with an annual rent of €787,000 (US$838,000). Subsequent to the signing of this lease, the ownership of the building transferred from JRJ to Mr O’Caoimh solely. In 2016, the Group also entered into a 10-year lease agreement with Mr O’Caoimh for a warehouse of 16,000 square feet adjacent to the leased manufacturing facility in Bray, Ireland. The annual rent for the warehouse is €144,000 (US$153,000). At the time, independent valuers advised the Group that the rent in respect of each of the leases represented a fair market rent. Upward-only rent reviews are carried out every five years and there have been no increases to date arising from these rent reviews, although a rent review for the 43,860 square foot facility is currently ongoing.

In late 2020, the Group occupied some additional space adjoining the warehouse owned by Mr O’Caoimh. This was a short-term arrangement, and no payments were made for the additional space during 2020 and 2021. The Company vacated this space in 2021. In 2022, the rent payable to Mr O’Caoimh of US$90,000 was settled.

Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who express no opinion on this point) believe at the time that the arrangements were entered into represented a fair and reasonable basis on which the Group could meet its ongoing requirements for premises. Dr Walsh has no ownership interest in the additional space adjoining the warehouse owned by Mr O’Caoimh and was therefore entitled to express an opinion on this arrangement.

Compensation of key management personnel of the Group

During the year ended December 31, 2022, the key management personnel of the Group were made up of the executive directors; Mr. Ronan O’Caoimh, Dr Jim Walsh, Mr. John Gillard and Mr. Aris Kekedjian. For the year ended December 31, 2021, the key management personnel of the Group were made up of the executive directors; Mr. Ronan O’Caoimh, Dr Jim Walsh, Mr. John Gillard and Mr. Kevin Tansley. Compensation for the year ended December 31, 2022 of these personnel is detailed below:

	December 31, 2022	December 31, 2021
	US$’000	US$’000
Short-term employee benefits	1,074	1,065
Performance related bonus	512	227
Post-employment benefits	24	24
Share-based compensation benefits as calculated under IFRS 2	1,690	965

	3,300	2,281

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

25.	RELATED PARTY TRANSACTIONS (CONTINUED)

The amounts disclosed in respect of directors’ emoluments in Note 9 includes non-executive directors’ fees of US$53,000 (2021: US$98,000) and share-based compensation benefits of US$17,000 (2021: US$61,000). Total directors’ remuneration is also included in “employment” (Note 3) and “(Loss)/profit before tax” (Note 9). The performance bonuses for Mr. Kekedjian and Mr. Gillard in respect of fiscal year 2022 have been accrued as at December 31, 2022.

Directors’ interests in the Company’s shares and share option plan

	‘A’ Ordinary Shares	Share options
At January 1, 2022	9,077,713	16,738,000
Shares of retired director	(626,600)	-
Options of retired director	-	(2,924,000)
Shares purchased during the year	2,666,664	(2,666,664)
Shares sold during the year	-	-
Granted	-	29,400,000
Expired / forfeited	-	-

At December 31, 2022	11,117,777	40,547,336

	‘A’ Ordinary Shares	Share options
At January 1, 2021	9,077,713	17,394,000
Shares of retired director	-	-
Options of retired director	-	(656,000)
Shares purchased during the year	-	-
Shares sold during the year	-	-
Granted	-	-
Expired / forfeited	-	-

At December 31, 2021	9,077,713	16,738,000

Rayville Limited, an Irish registered company, which was wholly owned by three executive directors and certain other former executives of the Group, owned all of the ‘B’ non-voting Ordinary Shares in Trinity Research Limited, one of the Group’s subsidiaries, and these ‘B’ shares were surrendered through Trinity Research Limited in 2021. The ‘B’ shares do not entitle the holders thereof to receive any assets of the company on a winding up. All of the ‘A’ voting ordinary shares in Trinity Research Limited are held by the Group. All liabilities in relation to Rayville Limited and Trinity Research Limited were extinguished as at December 31, 2021 and December 31, 2022.
26.	CAPITAL AND FINANCIAL RISK MANAGEMENT

Capital Management

The Group’s policy is to maintain a strong capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors (loss)/earnings per share as a measure of performance, which the Group defines as (loss)/profit after tax divided by the weighted average number of shares in issue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

26.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair Values

The table below sets out the Group’s classification of each class of financial assets/liabilities, their fair values and under which valuation method they are valued:

		Level 1	Level 2	Total carrying amount	Fair Value
	Note	US$’000	US$’000	US$’000	US$’000
December 31, 2022
Loans and receivables at amortised cost
Trade receivables	16	12,620	-	12,620	12,620
Cash and cash equivalents	17	6,578	-	6,578	6,578
Finance lease receivable	14, 16	170	-	170	170

		19,368	-	19,368	19,368

Liabilities at amortised cost
Senior secured term loan	22	-	(44,301)	(44,301)	(44,301)
Convertible note	22	-	(13,746)	(13,746)	(13,746)
Exchangeable note	22	(210)	-	(210)	(210)
Lease liabilities	23	(13,943)	-	(13,943)	(13,943)
Trade and other payables (excluding deferred income)	20	(15,261)	-	(15,261)	(15,261)
Provisions	21	(50)	-	(50)	(50)

		(29,464)	(58,047)	(87,511)	(87,511)

Fair value through profit and loss (FVPL)
Derivative liability - warrants	22	-	(1,569)	(1,569)	(1,569)
Derivative asset – prepayment option	22	-	128	128	128

		-	(1,441)	(1,441)	(1,441)

		(10,096)	(59,488)	(69,584)	(69,584)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

26.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

		Level 1	Level 2	Total carrying amount	Fair Value
	Note	US$’000	US$’000	US$’000	US$’000
December 31, 2021
Loans and receivables at amortised cost
Trade receivables	16	13,290	-	13,290	13,290
Cash and cash equivalents	17	25,910	-	25,910	25,910
Finance lease receivable	14, 16	293	-	293	293

		39,493	-	39,493	39,493

Liabilities at amortised cost
Exchangeable note¹	22	-	(83,312)	(83,312)	(83,312)
Lease liabilities	23	(15,845)	-	(15,845)	(15,845)
Trade and other payables (excluding deferred income)	20	(14,986)	-	(14,986)	(14,986)
Provisions	21	(50)	-	(50)	(50)

		(30,881)	(83,312)	(114,193)	(114,193)

Fair value through profit and loss (FVPL)
Exchangeable note bond call option	22	-	-	-	-
Exchangeable note equity conversion option	22	-	-	-	-

		-	-	-	-

		8,612	(83,312)	(74,700)	(74,700)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

26.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Interest rate risk

Effective and repricing analysis

The following table sets out all interest-earning financial assets and interest-bearing financial liabilities held by the Group at December 31, indicating their effective interest rates and the period in which they re-price:

As at December 31, 2022	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 –12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	17	0.00%	6,578	6,578	-	-	-	-
Lease receivable	14,16	4.0%	170	46	41	49	34	-
Exchangeable note	22	4.8%	(210)	-	-	-	-	(210)
Senior secured term loan[1]	22	15.4%	(44,301)	-	-	-	(44,301)	-
Convertible note[2]	22	1.5%	(13,746)	-	-	-	-	(13,746)
Lease payable on Right of Use assets	23	5.0%	(13,898)	(812)	(819)	(1,679)	(4,522)	(6,066)
Lease payable on sale & leaseback transactions	23	5.0%	(45)	(35)	(10)	-	-	-

Total			(65,452)	5,777	(788)	(1,630)	(48,789)	(20,022)

¹ The senior secured term loan is a variable instrument which bears interest at an annual rate equal to 11.25% plus the greater of (a) one-month Term SOFR Reference Rate and (b) one percent per annum.

2 The convertible note is a fixed rate instrument which bears a fixed rate of interest of 1.5% per annum.

3 The maturity of the Exchangeable Notes is based on the contractual maturity date of April 1, 2045.

As at December 31, 2021	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 -12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	17	0.01%	25,910	25,910	-	-	-	-
Lease receivable	14,16	4.0%	293	81	61	89	62	-
Exchangeable note¹	22	4.8%	(83,312)	-	-	-	-	(83,312)
Other borrowings		0%	(31)	-	(31)	-	-	-
Lease payable on Right of Use assets	23	5.0%	(15,668)	(973)	(905)	(1,554)	(4,516)	(7,720)
Lease payable on sale & leaseback transactions	23	5.0%	(177)	(51)	(51)	(75)	-	-

Total			(72,985)	24,967	(926)	(1,540)	(4,454)	(91,032)

¹ The maturity of the Exchangeable Notes is based on the contractual maturity date of April 1, 2045.

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$Nil (2021: US$31,000) as, at December 31, 2022 the Company holds no funds in interest-bearing accounts; while the annual impact on the interest expense would be an increase of US$467,500 (2021: nil) on the costs of servicing the senior secured term loan.

In accordance with the UK Financial Conduct Authority’s announcement in March 2021, LIBOR benchmark rates were discontinued after 31 December 2022. The Group’s cash flows were affected by the interest rate benchmark reform. The senior secured Term Loan originally varied by reference to one-month LIBOR. During 2022, LIBOR was replaced by the Term SOFR Reference Rate as part of the inter-bank offer rate reform. This change did not have a material financial impact.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

26.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Interest rate profile of financial assets / liabilities

The interest rate profile of financial assets/liabilities of the Group was as follows:

	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Variable rate instruments
Cash at bank and in hand	6,578	22,790
Short-term deposits	-	3,120
Variable rate financial liabilities (senior secured term loan)	(44,301)	-

	(37,723)	25,910

Fixed rate instruments
Fixed rate financial liabilities (exchangeable note)	(210)	(83,312)
Fixed rate financial liabilities (convertible note)	(13,746)	-
Fixed rate financial liabilities (borrowings)	-	(31)
Fixed rate financial liabilities (lease payables)	(13,943)	(15,844)
Financial assets (short-term deposits and short-term investments)	-	3,121
Financial assets (lease receivables)	170	293

	(27,729)	(95,773)

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial liabilities at fair value through profit and loss. Therefore, a change in interest rates at December 31, 2022 or December 31, 2021 would not affect profit or loss. There was no significant difference between the fair value and carrying value of the Group’s trade receivables and trade and other payables at December 31, 2022 and December 31, 2021 as all fell due within 6 months.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As at December 31, 2022 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade & other payables	15,261	15,261	15,261	-	-	-	-
Lease payable on Right of Use assets	13,898	17,196	1,120	1,130	2,240	5,739	6,967
Lease payable on sale & leaseback transactions	45	46	36	10	-	-	-
Senior secured term loan	44,301	69,519	4,194	3,595	7,190	54,540	-
Convertible note	13,746	21,900	150	150	300	900	20,400
Exchangeable notes	210	397	4	4	8	24	357

	87,461	124,319	20,765	4,889	9,738	61,203	27,724

¹ The contractual cash flows of interest on the senior secured term loan is estimated based on the prevailing interest rate at December 31, 2022

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

26.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

As at December 31, 2021 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade & other payables	15,127	15,127	15,127	-	-	-	-
Lease payable on Right of Use assets	15,668	15,668	973	905	1,554	4,516	7,720
Lease payable on sale & leaseback transactions	177	177	51	51	75	-	-
Other borrowings	31	31	-	31	-	-	-
Exchangeable notes ¹	83,312	99,900	-	-	-	-	99,900
Exchangeable note interest	999	93,906	1,998	1,998	3,996	11,988	73,926

	115,314	224,809	18,149	2,985	5,625	16,504	181,546

¹ The maturity of the Exchangeable Notes is based on the contractual maturity date of April 1, 2045.

Foreign exchange risk

The majority of the Group’s activities are conducted in US Dollars. Foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. There were no forward contracts in place as at December 31, 2022 or December 31, 2021.

Foreign currency financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are those reported to key management translated into US Dollars at the closing rate:

	EUR	GBP	SEK	CAD	BRL	Other
As at December 31, 2022	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	700	199	5	2,061	756	-
Trade and other receivable	1,001	27	-	950	1,443	-
Trade and other payables	(3,481)	(5)	(6)	(473)	(662)	-
Lease liabilities	(9,024)	-	-	-	(277)	-

Total exposure	(10,804)	221	(1)	2,538	1,260	-

	EUR	GBP	SEK	CAD	BRL	Other
As at December 31, 2021	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	327	115	5	4,617	1,370	-
Trade and other receivable	464	58	-	488	1,538	-
Trade and other payables	(2,456)	(28)	(11)	(166)	(629)	-
Lease liabilities	(10,629)	-	-	-	(139)	-

Total exposure	(12,294)	145	(6)	4,939	2,140	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

26.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Sensitivity analysis

A 10% strengthening of the US Dollar against the Euro at December 31, 2022 would have increased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Profit or Loss US$’000
December 31, 2022
Euro	982

December 31, 2021
Euro	780

A 10% weakening of the US Dollar against the Euro at December 31, 2022 would have decreased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Profit or Loss US$000
December 31, 2022
Euro	(1,200)

December 31, 2021
Euro	(953)

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

With respect to credit risk arising from the other financial assets of the Group, which comprise cash and cash equivalents, the Group’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments. The Group’s management considers that all of the above financial assets that are not impaired or past due for each of the 31 December reporting dates under review are of good credit quality.

The Group maintains cash and cash equivalents with various financial institutions. The Group performs regular and detailed evaluations of these financial institutions to assess their relative credit standing. The carrying amount reported in the balance sheet for cash and cash equivalents approximate their fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

26.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk is as follows:

	Carrying Value December 31, 2022 US$’000	Carrying Value December 31, 2021 US$’000
Third party trade receivables (Note 16)	12,620	13,290
Finance lease income receivable (Note 16)	170	293
Cash and cash equivalents (Note 17)	6,578	25,910

	19,368	39,493

The maximum exposure to credit risk for trade receivables and finance lease income receivable by geographic location is as follows:

	Carrying Value December 31, 2022 US$’000	Carrying Value December 31, 2021 US$’000
United States	6,061	5,822
Euro-zone countries	1,183	1,072
United Kingdom	67	118
Other regions	5,479	6,571

	12,790	13,583

The maximum exposure to credit risk for trade receivables and finance lease income receivable by type of customer is as follows:

	Carrying Value December 31, 2022 US$’000	Carrying Value December 31, 2021 US$’000
End-user customers	7,365	6,923
Distributors	4,630	6,220
Non-governmental organisations	795	440

	12,790	13,583

Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

26.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Impairment Losses

The ageing of trade receivables at December 31, 2022 is as follows:

	Gross	Impairment	Expected Credit Loss Rate	Gross	Impairment	Expected Credit Loss Rate
	2022	2022	2022	2021	2021	2021
	US$’000	US$’000%		US$’000	US$’000%
Not past due	8,341	-	-%	8,461	-	-%
Past due 0-30 days	1,622	-	-%	2,423	1	0.1%
Past due 31-120 days	1,564	23	1.5%	1,981	97	4.9%
Greater than 120 days	3,783	2,668	70.5%	3,011	2,888	73.0%

	15,310	2,691	-	15,876	2,986	-

 The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2022	2021
	US$’000	US$’000
Balance at January 1	2,986	3,922
Charged to costs and expenses	1,240	76
Amounts written off during the year	(1,535)	(1,012)

Balance at December 31	2,691	2,986

The allowance for impairment in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the account owing is possible. At this point the amount is considered irrecoverable and is written off against the financial asset directly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

27.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The changes in the Group’s liabilities arising from financing activities can be classified as follows:

	Note	Borrowings & derivative financial instruments US$’000	Lease liabilities US$’000

Balance at January 1, 2022	20,22,23	83,343	15,845
Cash-flows:
Principal amount loaned – term loan		81,250
Principal amount loaned – convertible note		20,000	-
Loan origination costs paid		(3,591)	-
Interest paid for term loan		(6,424)	-
Interest paid for convertible note		(199)
Interest paid for exchangeable notes		(1,293)
Repayment of exchangeable notes		(86,730)
Repayment of term loan		(34,500)
Repayment of CEBA loan		(23)	(2,761)
Penalty paid for early settlement of term loan		(3,450)	-

Non-cash:
Interest charged		7,914	-
Penalty for early settlement charged		3,450	-
Shares issued as consideration for purchase of Exchangeable Notes		(6,133)	-
Equity component of convertible note at date of issue		(6,709)	-
Derivative financial asset at date of issue		202	-
Loss on disposal of Exchangeable Notes		9,678	-
Additions (related to Right of Use assets)		-	830
Exchange adjustment		-	(628)
Loan forgiven		(7)	-
Accretion interest		3,351	657
Fair value of derivative liability - warrants		(303)	-

Balance at December 31, 2022	22,23	59,826	13,943

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

27.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES (CONTINUED)

	Note	Borrowings & derivative financial instruments US$’000	Lease liabilities US$’000
Balance at January 1, 2021	20, 22,23	84,065	18,741
Cash-flows:
Interest paid		(3,996)	(11)
Repayment		-	(2,939)

Non-cash:			-
Interest charged		3,996	-
Additions (related to Right of Use assets)		-	71
Exchange adjustment		-	(820)
Accretion interest		648	803
Fair value	6	(1,370)	-

Balance at December 31, 2021	22,23	83,343	15,845

28.	POST BALANCE SHEET EVENTS

Strategic Partnership with imawareTM.

On January 9, 2023, a subsidiary of the Company entered into a strategic partnership with imaware, Inc. (“imaware”) that combines their built-to-partner digital health platform with Trinity Biotech’s advanced reference laboratory facilities to power the Digital Health Industry with at-home and remote testing programs. A subsidiary of the Company entered into a 5-year agreement to become the lab testing partner for imaware, starting later in 2023. In connection with the arrangement, a subsidiary of the Company committed to make a US$1.5 million convertible note investment in imaware. Our New York reference laboratory will have additional capacity for the increased testing volumes resulting from this strategic partnership since an existing customer, a local healthcare provider to whom our laboratory has provided transplant testing services, informed the Company recently that it was moving to a different service provider.

Amendment and restatement of Term Loan

On February 21, 2023, the Company and certain of its subsidiaries entered into an amended and restated senior secured term loan credit facility with Perceptive. The amendment to the Term Loan allows for an immediate US$5.0 million increase to its outstanding term loan and provides for a US$20 million facility to fund potential acquisitions.

In connection with the increased Term Loan facility, the Company agreed to reprice the 2,500,000 warrants originally issued to Perceptive under the Term Loan, with the Warrants now having a per ADS price of US$1.071 compared to their initial per ADS exercise price of US$1.30. The financial impact of the repricing of the warrants is not yet known.

TrinScreen HIV’s inclusion in the new Kenyan HIV testing algorithm

On March 22, 2023, the Kenyan Ministry of Health announced the adoption of a new HIV rapid testing algorithm. This new algorithm establishes Trinity Biotech’s TrinScreen HIV as the screening testing. The Kenyan HIV screening programme is one of the largest in Africa, with an estimated annual number of screening tests of between 7 million and 9 million. Trinity Biotech has been preparing for large scale manufacturing of TrinScreen HIV at its automated WHO standard, ISO13485 certified lateral flow test facility in Bray, Ireland and the Company expects to scale workforce capacity at the facility in the second quarter of 2023 as orders ramp up.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

28.	POST BALANCE SHEET EVENTS (CONTINUED)

Divestiture of Fitzgerald Life Sciences business and partial repayment of term loan

On April 20, 2023, the Company announced it had entered into an agreement to sell its Fitzgerald Industries life sciences supply business, consisting of Benen Trading Ltd and Fitzgerald Industries International, Inc, to Biosynth for cash proceeds of approximately US$30 million subject to customary adjustments. The Fitzgerald life sciences supply business generated revenue of approximately US$12 million in the year ended 31 December 2022, and was EBITDA positive. The cash proceeds from Biosynth includes funding to Fitzgerald Industries to allow it repay intercompany loans owed to Trinity Biotech. The Fitzgerald Industries life sciences supply business is included in the Rest of World - Ireland segment in the Company’s segmental disclosures.

Management considered that life sciences supply was no longer core to the Group’s refined long-term strategy and pursued this transaction as part of its plan to transform into a high growth innovator in diabetes care and decentralised diagnostic solutions.

On April 27, 2023 the Company announced it had closed the sale of Fitzgerald Industries. The Company has used approximately US$11 million of the proceeds of this sale to repay approximately US$10.1 million of its senior secured debt held by Perceptive plus an approximately US$0.9 million early repayment penalty. In connection with this transaction, the Company has entered into an amendment to its senior secured term loan credit facility with Perceptive Advisors, which significantly reduces the Company’s minimum revenue covenants under that loan.

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

Key sources of estimation uncertainty

Note 12 contains information about the assumptions and the risk factors relating to goodwill impairment. Note 19 outlines information regarding the valuation of share options. Note 22 outlines the valuation techniques used by the Company in determining the fair value of the Group’s interest-bearing loans and borrowings. In Note 26, detailed analysis is given about the interest rate risk, credit risk, liquidity risk and foreign exchange risk of the Group.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

29.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

At December 31, 2022 US$114,000 (2021: US$141,000) (2020: US$4,445,000) of revenue was deferred in accordance with IFRS15. For further information, refer to Note 20.

Research and development expenditure – capitalized development costs

Under IFRS as issued by IASB, the Group writes off research and development expenditure as incurred, with the exception of expenditure on projects whose outcome has been assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues. Such expenditure is capitalised at cost within intangible assets and amortised over its expected useful life of 15 years, which commences when commercial production starts. For further information, refer to Note 12.

Acquired in-process research and development (IPR&D) is valued at its fair value at acquisition date in accordance with IFRS 3. The Company determines this fair value by adopting the income approach valuation technique. Once the fair value has been determined, the Company will recognise the IPR&D as an intangible asset when it: (a) meets the definition of an asset and (b) is identifiable (i.e., is separable or arises from contractual or other legal rights).

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

At December 31, 2022 the carrying value of capitalised development costs was US$17,008,000 (2021: US$17,679,000) (see Item 18, Note 12 to the consolidated financial statements). The decrease in 2022 was mainly as a result, an impairment charge of US$4,623,000 and amortisation of US$479,000, partially offset by additions of US$4,475,000.

Impairment of intangible assets and goodwill

Definite lived intangible assets are reviewed for indicators of impairment periodically while goodwill and indefinite lived assets are tested for impairment at least annually, individually or at the cash-generating unit level.

Factors considered important, as part of an impairment review, include the following:

•	Significant underperformance relative to expected historical or projected future operating results;

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	Obsolescence of products;

•	Significant decline in our stock price for a sustained period; and

•	Our market capitalisation relative to net book value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

29.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

The impairment testing performed during the year ended December 31, 2022 identified an impairment loss in three CGUs, namely Biopool US Inc, Clark Laboratories Inc, and Trinity Biotech Do Brasil totalling US$1.2 million. For further information, refer to Note 12.

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write off inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2022, 2021 or 2020 which would have an impact on the carrying values of inventory during those periods, except as discussed below. At December 31, 2022 our allowance for slow moving and obsolete inventory was US$16.3 million which represents approximately 42.0% of gross inventory value. At December 31, 2021 our allowance for slow moving and obsolete inventory was US$12.1 million which represented approximately 29.3% of gross inventory value and at December 31, 2020 the provision was US$9.8 million, or approximately 24.5% of gross inventory value. The estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory has increased between 2022 and 2021 due to significant increases in the provision for the following categories of inventory:

(i)
VTM inventory – there has been no evidence during the winter season of 2022-23 of significant peaks in demand for VTM products. This has led management to revisit the strategy of maintaining significant levels of raw materials inventory to meet demand peaks. Consequently, the provision for this inventory was increased by US$3.5 million in 2022 reflecting our estimate of its net realisable value.

(ii)
Tri-stat inventory – the Company undertook a strategic review of our Tri-stat instrument line as part of a broader review of our haemoglobins product portfolio. Management decided to limit sales of Tri-stat to certain targeted partnerships and as a consequence the value of this inventory was written down by US0.3 million to reflect the revised outlook.

(iii)
Raw materials and work in progress failing to meet our revised quality policy - the value of certain excess raw materials and work in progress was written down by US$0.9 million in 2022 following a review and an update to our relevant quality assurance policy.

Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$0.8 million at December 31, 2022 (2021: US$0.8 million) (2020: US$0.8 million) would result. For further information, refer to Note 15.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

29.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Going Concern

The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments. The directors believe that the Group will be able to continue its operations for at least the next 12 months from the date of this report and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.

At December 31, 2022, the Group had net current assets of US$29.3 million. At the date of this report, the Group’s liquidity position has substantially improved following the sale of its Fitzgerald life sciences business for cash proceeds of approximately US$30 million (subject to customary adjustments). This transaction substantially improves the Group’s capital structure by reducing gross debt by approximately US$10 million; with the balance of the proceeds (net of costs) providing significant capital for growth, transformation, and potentially further debt reduction. There are no material debt maturities until 2026.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

30.	GROUP UNDERTAKINGS

The consolidated financial statements include the financial statements of Trinity Biotech plc and the following principal subsidiary undertakings:

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Trinity Biotech Manufacturing Limited IDA Business Park, Bray County Wicklow, Ireland	Manufacture and sale of diagnostic test kits	Ireland	100%

Trinity Research Limited IDA Business Park, Bray County Wicklow, Ireland	Research and development	Ireland	100%

Benen Trading Limited IDA Business Park, Bray County Wicklow, Ireland	Trading	Ireland	100%

Trinity Biotech Manufacturing Services Limited IDA Business Park, Bray County Wicklow, Ireland	Dormant	Ireland	100%

Trinity Biotech Luxembourg Sarl 1, rue Bender, L-1229 Luxembourg	Investment and provision of financial services	Luxembourg	100%

Trinity Biotech Inc Girts Road, Jamestown, NY 14702, USA	Holding Company	U.S.A.	100%

Clark Laboratories Inc Trading as Trinity Biotech (USA) Girts Road, Jamestown NY14702, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Mardx Diagnostics Inc 5919 Farnsworth Court Carlsbad CA 92008, USA	Dormant	U.S.A.	100%

Fitzgerald Industries International, Inc 2711 Centerville Road, Suite 400 Wilmington, New Castle Delaware, 19808, USA	Management services company	U.S.A.	100%

Biopool US Inc (trading as Trinity Biotech Distribution) Girts Road, Jamestown NY14702, USA	Sale of diagnostic test kits	U.S.A.	100%

Primus Corporation 4231 E 75th Terrace Kansas City, MO 64132, USA	Manufacture and sale of diagnostic test kits and instrumentation	U.S.A.	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

30.	GROUP UNDERTAKINGS (CONTINUED)

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Phoenix Bio-tech Corp. 1166 South Service Road West Oakville, ON L6L 5T7 Canada.	Dormant	Canada	100%

Fiomi Diagnostics Holding AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Holding Company	Sweden	100%

Fiomi Diagnostics AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Discontinued operation	Sweden	100%

Trinity Biotech Do Brasil Comercio e Importacao Ltda Rua Silva Bueno 1.660 – Cj. 101/102 Ipiranga Sao Paulo Brazil	Sale of diagnostic test kits	Brazil	100%

Trinity Biotech (UK) Ltd Mills and Reeve LLP Botanic House 100 Hills Road Cambridge, CB2 1PH United Kingdom	Sales & marketing activities	UK	100%

Immco Diagnostics Inc 60 Pineview Drive Buffalo NY 14228, USA	Manufacture and sale of autoimmune products and laboratory services	U.S.A.	100%

Nova Century Scientific Inc 5022 South Service Road Burlington Ontario Canada	Manufacture and sale of autoimmune products and infectious diseases	Canada	100%

Trinity Biotech Investment Ltd PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands	Investment and provision of financial services	Cayman Islands	100%

31.	AUTHORISATION FOR ISSUE

These Group consolidated financial statements were authorised for issue by the Board of Directors on May 16, 2023.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

TRINITY BIOTECH PLC

By	/s/ Mr Aris Kekedjian
Mr Aris Kekedjian
Director/
Chief Executive Officer

Date: May 16, 2023

By:	/s/ Mr John Gillard
Mr John Gillard
Company secretary/
Chief Financial Officer

Date: May 16, 2023

Item 19	Exhibits

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association of Trinity Biotech plc (as altered by Special Resolution dated September 30, 2022).

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

4.4
Lease agreement dated as of October 18, 2004 between Ronan O’Caoimh and Jim Walsh with Trinity Biotech Manufacturing Limited in respect of office premises in Bray, County Wicklow, Ireland (included as Exhibit 4b.1 to our Annual Report on Form 20-F  filed on March 31, 2006 and incorporated herein by reference).

4.5
Lease agreement dated as of November 26, 2004 between Ronan O’Caoimh, Jonathon O’Connell and Jim Walsh with Trinity Biotech plc in respect of warehouse premises in Bray, County Wicklow, Ireland (included as Exhibit 4b.2 to our Annual Report on Form 20-F filed March 31 2006 and incorporated herein by reference).

4.6
Lease agreement dated as of December 20, 2007 between Ronan O’Caoimh and Jim Walsh with Trinity Biotech Manufacturing Limited in respect of warehouse premises in Bray, County Wicklow, Ireland (included as Exhibit 4.13 to our Annual Report on Form 20-F filed on March 25, 2015 and incorporated herein by reference).

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

4.19
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

4.11	Form of Exchange Agreement with Holders of Exchangeable Senior Notes. (included as Exhibit 99.3 to our Report on Form 6-K, filed on December 23, 2021 and incorporated herein by reference).

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

4.14	Convertible Loan Note (included as Exhibit 99.3 to our Report on Form 6-K filed on April 11, 2022 and incorporated herein by reference).

4.15
Amended and Restated Credit Agreement and Guaranty dated February 21, 2023 Among Trinity Biotech, Inc., Fitzgerald Industries International, Inc., Clark Laboratories, Inc.  (D/B/A Trinity Biotech (USA)), Biopool U.S., Inc. (D/B/A Trinity Biotech Distribution), Primus Corporation, Mardx Diagnostics, Inc. and Immco Diagnostics, Inc. as the Borrowers, Trinity Biotech PLC and Certain of its Subsidiaries as Guarantors and Perceptive Credit Holdings III, LP, as Administrative Agent (included as Exhibit 4.10 to our Report on Form 6-K filed on February 22, 2023 and incorporated herein by reference).

4.16
First Amendment to Warrant Certificate to purchase American Depositary Shares of Trinity Biotech plc dated February 21, 2023 (included as Exhibit 4.12.1 to our Report on Form 6-K filed on February 22, 2023 and incorporated herein by reference).

4.17	Employment agreement between Aris Kekedjian and Trinity Biotech Inc. dated October 3, 2022.

4.18
Share Purchase Agreement in respect of Benen Trading Limited and Fitzgerald Industries International Inc., dated as of April 20, 2023 (included as Exhibit 4.15 to our Report on Form 6-K filed on April 24, 2023 and incorporated herein by reference).

4.19
First Amendment, dated as of April 20, 2023, to Amended and Restated Credit Agreement and Guaranty, dated as of February 21, 2023 (included as Exhibit 4.10.1 to our Report on Form 6-K filed on April 24, 2023 and incorporated herein by reference).

8.1	List of significant subsidiaries of Trinity Biotech plc (included as Item 18, note 30 to the consolidated financial statements in this Annual Report).

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.LAB	Inline XBRL Taxonomy Label Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).