Form 20-F
period 2023-12-31
TRINITY BIOTECH PLC
filed 2024-04-30
CIK 888721

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Des Fitzgerald
Interim Chief Financial Officer
Tel: +353 1276 9800
Fax: +353 1276 9888
IDA Business Park, Bray, County Wicklow, A98 H5C8, Ireland
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares (each representing 20 ‘A’ Ordinary Shares, par value US$0.0109)	TRIB	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

153,310,284 Class ‘A’ Ordinary Shares (excluding Treasury Shares)
(as of December 31, 2023)

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

As used herein, references to “we”, “us”, “Trinity Biotech” or the “Group” in this Annual Report on Form 20-F (the “Annual Report”) shall mean Trinity Biotech plc and its subsidiaries. References to the “Company” in this annual report shall mean Trinity Biotech plc., the parent company. Our consolidated financial statements appearing in this Annual Report are prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The IFRS standards applied are those effective for accounting periods beginning January 1, 2023. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. We present our consolidated financial statements in U.S. Dollars and except as otherwise stated herein, all monetary amounts in this annual report have been presented in US Dollars. All references in this annual report to “Dollars” and “$” are to US Dollars, and all references to “Euro” or “€” are to European Union Euro. For presentation purposes all financial information, including comparative figures from prior periods, have been stated in round thousands, unless otherwise indicated.

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

SUMMARY OF RISK FACTORS

An investment in our securities involves a high degree of risk. Our business, financial condition or results of operations could be adversely affected by any of these risks. You should carefully consider the risks described below and, in the information, contained or incorporated by reference in this prospectus. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. If any of these risks actually occurs, our business, business prospects, financial condition or results of operations could be seriously harmed. This could cause the trading price of our American depositary shares (“ADSs”) to decline, resulting in a loss of all or part of your investment.

Risks Related to our Business and Industry
•
our ability to sell products could be adversely affected by competition from new and existing diagnostic products, changing conditions in the diagnostic market, including, inter alia, reductions in government funding and sector consolidation.

•	our exclusion from one or more HIV testing algorithms, or a delay in the implementation of a HIV testing algorithm, could adversely affect our business and financial results.
•	we have incurred substantial debt, which could impair our flexibility and access to capital and adversely affect our financial position.
•
our ability to continue as a going concern depends on our ability to generate cash flows from operations and to conduct adequate financing activities. We expect we will require future additional capital.

•	our long-term success depends upon the successful development and commercialization of new products, particularly in the biosensor area.
•	significant interruptions in production at our principal manufacturing facilities and/or third-party manufacturing facilities would adversely affect our business and operating results.
•	our products may in the future be subject to product recalls that could harm our reputation, business and financial results.
•	the large amount of intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.
•	failure to achieve our financial and strategic objectives could have a material adverse impact on our business prospects.
•	changes in global economic conditions may have a material adverse impact on our results.
•
we are highly dependent on our senior management team and other key employees, and the loss of one or more of these employees or the inability to attract and retain qualified personnel as necessary could adversely affect our operations.

•	our revenues are highly dependent on a network of distributors worldwide.
•
our ability to protect our information systems and electronic transmissions of sensitive data from data corruption, cyber-based attacks, security breaches or privacy violations is critical to the success of our business.

•	our sales and operations are subject to the risks of fluctuations in currency exchange rates.
•	tax matters, including disagreements with taxing authorities, the changes in corporate tax rates and imposition of new taxes could impact our results of operations and financial condition.
•	the Covid-19 outbreak could significantly disrupt our operations and adversely affect our results of operations.

Risks Related to Government Regulation
•	clinical trials necessary to support future premarket submissions will be expensive and will require enrolment of suitable patients who may be difficult to identify and recruit.
•	we may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved or “off-label” uses.
•	if we fail to maintain regulatory approvals and clearances our ability to commercially distribute and market these products could suffer.
•	we face risks relating to our international sales and business operations, including regulatory risks, which could impact our current business operations and growth strategy.
•	we are subject to various laws targeting fraud and abuse in the healthcare industry.

Risks Related to Our Intellectual Property
•	we may be unable to protect or obtain proprietary rights that we utilize or intend to utilize.
•	our patent protection may not be sufficiently broad to compete effectively, the existing patents could be challenged; and trade secrets and confidential know-how could be obtained by competitors.

Risks Related to Ownership of our American Depository Shares
•
affiliates of Perceptive Credit Holdings III, LP (“Perceptive”) and MiCo IVD Holdings, LLC (“MiCo”) own approximately 19.0% and 23.6%, respectively, of the voting share capital of our Company (excluding ADS issuable with respect to warrants and a convertible note), which may give each of them significant influence over our management and affairs and may deter a change in control or other transaction that may be favorable to our shareholders.

•	our failure to meet the continued listing requirements of Nasdaq could result in a de-listing of our ADSs and penny stock trading.
•	as a foreign private issuer we are exempt from a number of reporting requirements under the Exchange Act and are permitted to file less information with the SEC than a domestic U.S. reporting company.
•	we may be classified as a passive foreign investment company,
•	the market price of our ADSs has been, and may continue to be, highly volatile.
•	we expect we will need additional capital in the future.
•	the conversion of our outstanding employee share options, any new employee share options and existing warrants would dilute the ownership interest of existing shareholders.
•	it could be difficult for U.S. holders of our ADSs to enforce any securities laws claims against us, our officers or directors in Irish Courts.
•	we have no plans to pay dividends on our ADSs, and you may not receive funds without selling the ADSs.
•	the terms of the deposit agreement limit the voting rights of holders of ADSs.

Risks Related to our Business and Industry

Our ability to sell products could be adversely affected by competition from new and existing diagnostic products.

We have invested in research and development but there can be no guarantees that our R&D programmes will not be rendered technologically obsolete or financially non-viable by the technological advances of our competitors, which would also adversely affect our existing product lines and inventory. Our main competitors (and their principal products with which we compete) include: Premier (First response™), Chembio (Stat-Pak™, DPP HIV-Syphilis), Abbott (Determine™, SD BioLine™, Abon™, Acon™, Afinion™, Architect™, FreeStyle Libre™), SD Biosensor (Standard Q), Bejing Wantai Biological Pharmacy (Wantai), Roche (Cobas, TinaQuant 3™), Bio-Rad (Variant 2™, Variant 2 Turbo™, D 100™, BioPlex 2200) Tosoh ( G8™ and G11™), Arkray 8180™, Siemens DCA™, Sebia (Capyllaris 2™ and Capyllaris 3™), Shanghai Kehua Bio-Engineering (KHB), Euroimmun™, Guangzhou Wondfo Biotech Co., Ltd (Wondfo), Aesku™, Werfen, Copan™, Becton Dickenson™, Pointe Scientific, Dexcom ™ (G6, G7, Dexcom One, Stelo) and DiaSorin Liaison.

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

We have a history of losses from operations and negative cash flows from operating activities, which may continue in the future.

We have incurred net losses and negative cash flows from operating activities in the past two years and we may not be able to achieve or maintain profitability or positive cash flow in the future. We have incurred losses of US$24.0 million and US$41.0 million in the years ended December 31, 2023 and 2022, respectively and had negative cash flows from operating activities of US$11.6 million and US$921 thousand, respectively.

We expect to continue as a going concern. Our ability to continue as a going concern depends on our ability to generate cash flows from operations and to conduct adequate financing activities. We believe that we have access to sufficient cash reserves for our operating needs for at least the next twelve months from the date of this Annual Report. However, if negative cash flow from operating activities persists in the long run, cash resources may become insufficient to satisfy our on-going cash requirements.

Additional funding may not be available on acceptable terms, or at all. In addition, we may not be able to access a portion of our existing cash, cash equivalents and investments due to market conditions. Further, as a result of geopolitical and macroeconomic events, including the Israel-Hamas and Russia-Ukraine wars, the global credit and financial markets have experienced volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly or more dilutive.

Expansion into new businesses may present operating and marketing challenges different from those we currently encounter, and we cannot assure that new business initiatives will be successful enough to justify the time, effort, and resources that we devote to them or ultimately achieve profitability.

Any of the above events could significantly harm our business, prospects, financial condition, and results of operations and cause the price of the ADSs to decline.

We have incurred substantial debt, which could impair our flexibility and access to capital and adversely affect our financial position.

As of December 31, 2023, we had total indebtedness with a carrying value of approximately US$68.0 million, consisting of a senior secured term loan (“Term Loan”) from Perceptive, a convertible note, a derivative liability related to warrants issued to Perceptive, lease liabilities and a residual amount owing for an exchangeable note which was almost completely retired in 2022. The Term Loan, which is repayable in January 2026, had a nominal outstanding amount of US$41.7 million at December 31, 2023. In January 2024, we entered into a second amended and restated senior secured term loan credit agreement (the “Credit Agreement”) which allowed for an immediate US$22 million increase to our outstanding Term Loan, bringing the nominal outstanding amount to US$63.7 million. The Credit Agreement also provided for a further US$6.5 million facility that may be drawn down by the Company between April and December 2024 and can be used for general corporate purposes. In April 2024 the Company drew down the additional funding of US$6.5 million as prescribed in the Amended Term Loan agreement. This funding will be used for general corporate purposes, including the further development of our CGM offering.

The convertible note, which was issued to MiCo and has a nominal outstanding amount of US$20 million, mandatorily converts into ADSs if the volume weighted average price of the Company’s ADSs is at or above US$16.20 for any five consecutive trading days. The convertible note shall become immediately repayable at par together with any accrued interest, if the Company or any of its material subsidiaries ceases or threatens to cease carrying on its business or a part of its business which is material to the Group, however, subject to the terms of an Investor Subordination Agreement between Perceptive and MiCo, MiCo shall not, without the prior written consent of Perceptive, take any enforcement action with respect to the convertible note. Such enforcement actions include, inter alia, any MiCo action to enforce payment of or to collect the whole or any part of the convertible note.

As a result of the debt we have incurred, we may need to raise capital in one or more debt or equity offerings to fund our operations and obligations. There can be no assurance, however, that we will be successful in raising the necessary capital or that any such offering will be available to us on terms acceptable to us, or at all. If we are unable to raise additional capital that may be needed on terms in sufficient amounts or on terms acceptable to us, it could have a material adverse effect on our company and we may have to significantly delay, scale back or discontinue our deliveries under our outstanding customer purchase orders or the development or commercialization of one or more of our products or one or more of our other research and development initiatives, sell assets and/or cease trading.

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

The Term Loan is secured by substantially all of our property and assets, including our equity interests in our subsidiaries. The Credit Agreement governing the Term Loan contains financial covenants requiring that we (a) maintain aggregate unrestricted cash after January 31, 2024 of not less than US$3,000,000 at all times, which must be held in one or more accounts subject to the security interests of the lenders under the Credit Agreement, and (b) achieve specified minimum total revenue requirements for the twelve months preceding each quarter end. In addition, the Credit Agreement contains covenants that restrict our ability to finance future operations or capital needs or to engage in other business activities.

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

Our future liquidity and ability to meet our future capital requirements will depend on numerous factors, including, but not limited to, the following:

•
The success of our research and product development efforts, in particular the significant development effort required to develop and commercialise the biosensor technology, including the glucose monitoring technology acquired in January 2024;

•	The time, cost and degree of success of conducting clinical trials and obtaining regulatory approvals;

•	The costs and timing of expansion of sales and marketing activities;

•	The timing and size of any repayment requirements for existing debt obligations;

•	The timing and success of the commercial launch of new products;

•	The extent to which we gain or expand market acceptance for existing, new or enhanced products;

•	The costs and timing of the expansion of our manufacturing capacity;

•	The magnitude of capital expenditures;

•	Changes in existing and potential relationships with distributors and other business partners;

•	The costs involved in obtaining and enforcing patents, proprietary rights and necessary licences;

•	The costs and liability associated with patent infringement or other types of litigation;

•	The costs related to, and the success of, our operational efficiency focused activities;

•	Competing technological and market developments; and

•	The scope and timing of strategic acquisitions.

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

Borrowings under our senior secured Term Loan are at a variable rate of interest and expose us to interest rate risk. On January 30, 2024, we entered into a second amended and restated senior secured term loan credit agreement which reduced the base rate of interest by 2.5% to 8.75%. Since January 30, 2024, the Term Loan accrues interest at an annual rate equal to 8.75% plus the greater of (a) the Term SOFR Reference Rate and (b) one percent per annum. If interest rates continue to increase, our debt service obligations on the variable rate indebtedness will increase and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. As of December 31, 2023, the nominal amount of our variable rate debt was US$41.7 million. The indebtedness increased by US$22 million to US$63.7 million in January 2024, following a second amendment to the Term Loan credit agreement. Our anticipated annual cash interest expense on US$63.7 million variable rate debt at the current rate of approximately 14 percent would be approximately US$9.0 million. Every one percent increase in the interest rate results in additional annual interest payable of US$0.6 million, based on the current amount of indebtedness.

Our business could be adversely affected by changing conditions in the diagnostic market.

The diagnostics industry is in transition, with a number of changes that affect the market for diagnostic test products. The diagnostics industry has experienced considerable consolidation through mergers and acquisitions in the past several years. For example, major consolidation among reference laboratories and the formation of multi-hospital alliances, reducing the number of institutional customers for diagnostic test products. There can be no assurance that we will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers. Further, this consolidation trend may result in the remaining companies having greater financial resources and technological capabilities, thereby intensifying competition in the industry, which could have a material adverse effect on our business.

Our sales of point-of-care HIV tests in Africa are dependent on our inclusion in national HIV testing algorithms and our exclusion from one or more HIV testing algorithms, or a delay in the implementation of a HIV testing algorithm, could adversely affect our business and financial results. National HIV testing algorithms can be subject to legal challenges from competitors or other stakeholders which can result in delays in the algorithm being implemented or the algorithm being revised with the incumbent provider being then excluded.

Most countries in Africa have an established national HIV testing algorithm. The algorithm determines what provider’s HIV point-of-care test will be used. The World Health Organisation has indicated that national HIV algorithms should contain a HIV screening test (A1) and two HIV confirmatory tests (A2 and A3). Our inclusion on a national HIV testing algorithm determines whether we will be able to sell HIV tests in that country. HIV testing algorithms are not updated annually and typically run for between five and seven years. Our Uni-gold HIV confirmatory test is included on many HIV testing algorithms throughout Africa and our newly launched HIV screening test, TrinScreen, succeeded in being added to Kenya’s algorithm in 2023. In Kenya, the update to the HIV testing algorithm was challenged through the courts by a competitor and this legal challenge caused a delay in purchase orders being placed by the Kenyan health authorities under their revised algorithm. In 2024, another competitor has begun a court challenge in Kenya to the adopted HIV testing algorithm and although we are not party to this court case, it could have an adverse impact for us if the purchase of HIV tests under the testing algorithm in Kenya is suspended while the case is ongoing or if the competitor succeeds in revising the current HIV testing algorithm. Legal challenges from competitors, or other stakeholders, in any country in which we sell HIV tests could adversely affect our business and financial results.

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

The acquisition of the biosensor technology, including the CGM assets, of Waveform in January 2024 may be less successful than expected.

In January 2024, the Company acquired the biosensor technology, including the CGM assets, of Waveform for an initial consideration of US$12.5 million in cash and 1.8 million ADSs of the Company plus contingent consideration.

The Company intends to initially design an updated CGM sensor using the acquired Waveform assets together with a related data driven health and wellness insights platform and to further evolve the platform technology acquired through the acquisition of the Waveform assets to measure and analyse other valuable biomarkers and related datapoints. These activities, and their impact on our business, are subject to many risks, including the following:

•	The acquisition of the CGM assets and the related integration activities may require greater capital and other resources than originally anticipated at the time of acquisition;

•
The benefits expected to be derived from the acquisition of the CGM assets may not materialize and could be affected by numerous factors, such as the failure to complete planned research and development objectives, regulatory developments, general economic conditions and increased competition;

•	We may be unable to successfully integrate the CGM assets, products and technology into our business;

•	Worse than expected performance of the acquired assets may result in the impairment of intangible assets;

•	The acquisition will require substantial expense and management time and this could disrupt our business;

•
The biosensor industry, including the CGM industry, is a highly innovative area with several industry participants developing intellectual property portfolios over many years. As such there can be no assurance that the technology acquired from Waveform or further developed by us, will not infringe on other parties’ existing IP portfolios. We could incur significant costs and management time in defending against IP infringement claims.

•	We may not be able to accurately forecast the performance or ultimate impact of an acquired CGM business; and

•
The acquisition may result in the incurrence of unexpected expenses, the dilution of our earnings or our existing stockholders’ percentage ownership, or potential losses from undiscovered liabilities not covered by an indemnification from the seller(s) of the acquired business;

The occurrence of one or more of the above or other factors may prevent us from achieving all or a significant part of the benefits expected from the acquisition of the CGM assets. This may adversely affect our financial condition, results of operations and ability to grow our business or otherwise achieve our financial and strategic objectives.

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

Our long-term viability and growth will depend upon the successful discovery, development and commercialization of new and enhanced products from our research and development (“R&D”) activities. In order to remain competitive, we are committed to significant expenditures on R&D and the commercialization of new or enhanced products. The R&D process generally takes a significant amount of time from product inception to commercial launch. However, there is no certainty that this investment in research and development will yield technically feasible or commercially viable products. We may have to abandon a new or enhanced product during its development phase after our investment of substantial time and money. During the fiscal years ended December 31, 2023, 2022 and 2021, we incurred US$1.8 million, US$4.5 million and US$6.8 million, respectively, in capitalised R&D expenses. Due to the acquisition of the biosensor technology of Waveform in January 2024, we expect to incur significantly higher costs related to our research and development activities in the next 24 months.

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

Our future growth in the U.S. is dependent in part on the U.S. Food and Drug Administration (“FDA”) clearance of products. If FDA clearance is delayed or not achieved for these products, it could have a material impact on the future growth of our business.

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

The primary raw materials required for Trinity Biotech’s test kits consist of antibodies, antigens or other reagents, glass fibre and packaging materials which are acquired from third parties. Our biosensor business and our HB A1C business, both rely on a supply of raw materials to manufacture polymers, electronics and specialist engineered components. If our third-party suppliers are unable or unwilling to supply or manufacture a required component or product or if they make changes to a component, product or manufacturing process or do not supply materials meeting our specifications, we may need to find another source and/or manufacturer. This could require that we perform additional development work.

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

We have global product liability insurance in place for our manufacturing subsidiaries up to a maximum of €6,500,000 (US$7,178,000) for any one accident, limited to a maximum of €6,500,000 (US$7,178,000) in any one-year period of insurance and is subject to a deductible. We also have professional indemnity insurance for the laboratory services business up to a maximum of US$5,000,000 for each claim and a US$7,000,000 aggregate limit. There can be no assurance that our product liability insurance is sufficient to protect us against liability that could have a material adverse effect on our business. In addition, although we believe that we will be able to continue to obtain adequate coverage in the future, there is no assurance that we will be able to do so at acceptable costs.

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

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and acquired indefinite life intangible assets are subject to impairment review on a periodic basis and whenever potential impairment indicators are present. Other long-lived assets are reviewed when there is an indication that an impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet as of December 31, 2023, was US$16 million (December 31, 2022: US$35 million) (December 31, 2021: US$36 million). In January 2024, we acquired the biosensor technology, including the continuous glucose monitoring assets of Waveform for an initial consideration of US$12.5 million in cash and 1.8 million ADSs of the Company plus contingent consideration. This acquisition significantly increases the Company’s long-lived assets, which will be assessed for impairment. In the year ended December 31, 2023, we recorded total impairment charges of intangible assets of US$6 million (Year 2022: US$5 million) (Year 2021: US$4 million) as a result of our periodic impairment review. We may record further significant impairment charges in the future if there are changes in market conditions, a significant reduction in share price or other changes in the future outlook. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

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

Uncertainty in global economic conditions may continue for the foreseeable future and intensify. The invasion of Ukraine by Russia and the Israel – Hamas war have destabilised markets, increased volatility and created uncertainty, particularly in energy supply and energy prices. This uncertainty poses a risk to the overall economy that could impact demand for our products, as well as our ability to manage normal commercial relationships with our customers, suppliers and creditors, including financial institutions. Volatile economic conditions have adversely affected and could continue to adversely affect our financial performance and condition or those of our customers and suppliers. These circumstances could adversely affect our access to liquidity needed to conduct or expand our business or conduct future acquisitions, refinance existing debts, or make other discretionary investments. Many of our customers rely on public funding provided by federal, state and local governments, and this funding may be reduced or deferred as a result of economic conditions.

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

Our success is dependent to a large extent upon the contributions of our key employees. In December 2023, our then CFO, John Gillard, was appointed CEO & President with our then Chairman and CEO, Aris Kekedjian resigning as CEO, Chairman and director. Des Fitzgerald was appointed as Interim CFO in December 2023. The effectiveness of our senior leadership team generally, and any further transition as a result of these changes, could have a significant impact on our results of operations. Management transition is often difficult and inherently causes some loss of institutional knowledge, which could negatively affect our results of operations and financial condition. Our ability to execute our business strategies may be adversely affected by the uncertainty associated with these transitions. We may not be able to attract or retain a sufficient number of qualified employees in the future due to the intense competition for qualified personnel among medical products and other life science businesses.

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

Products manufactured at our facilities in Bray, Ireland, Jamestown and Buffalo, New York and Kansas City, Missouri accounted for the majority of our revenues during the fiscal year ended December 31, 2023. Our global supply of these products and services is dependent on the uninterrupted and efficient operation of these facilities. In addition, we currently rely on a small number of third-party manufacturers to produce certain of our diagnostic products and product components. 2023 continued to see significant interruptions to international supply chains which may continue for some time to come. If we do not negotiate long-term contracts, our suppliers will likely not be required to provide us with any guaranteed minimum production levels. As a result, we cannot assure you that we will be able to obtain sufficient quantities of product in the future. In addition, our reliance on third-party suppliers involves a number of risks, including, among other things:

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

The Covid‑19 pandemic has had a material impact on the healthcare industry and specifically the medical diagnostics sector in which we operate. The reduced but continuing uncertainty around the global pandemic could have an adverse effect on our operating results, cash flows, financial condition and/or prospects. The situation with the Covid-19 pandemic remains fluid and uncertain.

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

In relation to World Health Organisation (WHO) qualification, our IVD clinical studies are required to meet all the requirements of the TSS-1: Human Immunodeficiency Virus (HIV) rapid diagnostic tests for professional use. If we are not operating in compliance with this regulation, we could be subject to WHO enforcement action. In addition, our IVD clinical studies are required to meet the requirements of:

•	WMA Declaration of Helsinki – Ethical Principles for Medical Research Involving Human Subjects (2013);
•	ICH Harmonised Guidelines - Integrated Addendum to ICH E6 (R2) Guideline for Good Clinical Practice (Nov 2016);
•	ISO 20916:2019 In vitro diagnostic medical devices — Clinical performance studies using specimens from human subjects — Good study practice; and
•	ISO 14155:2020: Clinical investigation of medical devices for human subjects – Good clinical practice.

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

The FDA recently modified its policy of enforcement discretion with respect to our laboratory developed tests. We could incur substantial costs and delays associated with trying to obtain premarket clearance or other approvals.

Historically, the FDA has generally exercised its enforcement discretion and not enforced applicable regulations with respect to laboratory developed tests (“LDTs”), although reagents, instruments, software or components provided by third parties and used to perform LDTs may be subject to FDA regulation. The FDA defines the term “laboratory developed test” as an in vitro diagnostics (“IVD”) test that is intended for clinical use and designed, manufactured and used within a single laboratory. Until 2014, the FDA exercised enforcement discretion such that it did not enforce provisions of the Food, Drug, and Cosmetic Act, or FDA Act, with respect to LDTs. In July 2014, due to the increased proliferation of LDTs for complex diagnostic testing, and concerns with several high-risk LDTs related to lack of evidentiary support for claims and erroneous results, the FDA provided notice that it intended to issue draft guidance to collect information from laboratories regarding their current LDTs and newly developed LDTs through a notification process.

On September 29, 2023, the FDA proposed a new rule which was adopted on April 29, 2024, which amends the FDA’s regulations to make explicit that IVDs are devices under the Federal Food, Drug, and Cosmetic Act, including when the manufacturer of the IVD is a laboratory. Along with this amendment, the FDA has announced a policy under which it intends to provide greater oversight of LDTs, through a phaseout of its general enforcement discretion approach to LDTs. The FDA believes adoption will also advance responsible innovation by both laboratory and non-laboratory IVD manufacturers alike by better assuring the safety and effectiveness of IVDs offered as LDTs and removing a disincentive for non-laboratory manufacturers to develop novel tests. The new regulation subjects LDTs to a more stringent regulatory framework, including premarket clearance or approval requirements, quality system regulations ("QSR”), and post-market surveillance obligations. Failure to comply with these and other FDA regulations could result in legal actions, including fines and penalties.

FDA premarket review, including clearance or approval, for our current or future LDTs (either alone or together with sample collection devices), products or services we may develop, or if we decide to voluntarily pursue FDA clearance or approval, may require us to stop selling our LDTs while we work to obtain such FDA clearance or approval. Our business would be negatively affected until such review was completed and clearance to market or approval was obtained. The regulatory process may involve, among other things, successfully completing additional clinical studies and submitting premarket notification or filing a premarket approval application with the FDA and the process can be costly. There can be no assurance that any tests, products or services we may develop in the future will be cleared or approved on a timely basis, if at all, nor can there be assurance that labelling claims will be consistent with our current claims or adequate to support continued adoption of for our LDTs. If our LDTs are allowed to remain on the market but there is uncertainty in the marketplace about our tests, if we are required by the FDA to label them investigational and we cannot offer the LDTs for diagnostic purposes, or if labelling claims, the FDA allows us to make are limited, orders may decline and adversely affect our results of operations, cash flow and business.

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

Additionally, changes in the FDA’s review of certain clinical diagnostic products referred to as laboratory developed tests, which are tests developed by a single laboratory for use only in that laboratory, could affect some of our customers who use our instruments for laboratory developed tests. In the past, the FDA has chosen to not enforce applicable regulations and has not reviewed such tests for approval. However, the FDA has issued draft guidance that it may begin enforcing its medical device requirements, including premarket submission requirements, to such tests. Any delay in, or failure to receive or maintain, clearance or approval for our products could prevent us from generating revenue from these products and adversely affect our business operations and financial results.

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

Third party payors, such as Medicare and Medicaid in the United States, have reduced their reimbursements for certain medical products and services. Our business is impacted by the level of reimbursement available for clinical tests from third party payors. In the United States payment for many diagnostic tests furnished to Medicare fee-for-service beneficiaries is made based on the Medicare Clinical Laboratory Fee Schedule (CLFS), a fee schedule established and adjusted from time to time by the Centers for Medicare and Medicaid Services (CMS). Some commercial payors are guided by the CLFS in establishing their reimbursement rates. Laboratories and clinicians may decide not to order or perform certain clinical diagnostic tests if third party payments are inadequate, and we cannot predict whether third party payors will offer adequate reimbursement for tests utilizing our products to make them commercially attractive. Legislation, such as the Affordable Care Act, as amended by the Health Care and Education Reconciliation Act and the Middle Class Tax Relief and Job Creation Act of 2012, has reduced the payments for clinical laboratory services paid under the CLFS. In addition, the Medicare for All Act of 2021 (M4A) has made significant changes to the way Medicare will pay for clinical laboratory services, which has further reduced reimbursement rates.

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

Trinity Biotech currently owns a number of active patents, some with protection across multiple countries. These patents have remaining patent lives ranging from less than 1 year to 17 years. We may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. The patent applications that we own, or in-licence, may fail to result in issued patents with claims that cover our current products or any future products in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application.

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

Depending on actions by the U.S. Congress, the federal Courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have licenced or that we might obtain in the future. Similar changes could happen to patent laws outside of the United States which would have the same consequences.

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

As the market for diagnostics continues to grow and the number of participants in the market increases, we may increasingly be subject to patent infringement claims. It is possible that a third-party may claim infringement against us. For example, because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our products may infringe. The biosensor industry, including the CGM industry, is a highly innovative area with a number of industry participants developing intellectual property portfolios over many years. As such there can be no guarantee that the technology acquired from Waveform or further developed by us, will not infringe on other parties existing IP portfolios.

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

Risks Related to Ownership of our ADSs

MiCo and Perceptive own approximately 23.6% and 19.0% respectively of the voting share capital of our Company, which may give each of these shareholders a significant influence over our management and affairs and may deter a change in control or other transaction that may otherwise be favorable to our shareholders.

MiCo owns 2.2 million of our ADSs, which represents approximately 23.6% of the outstanding voting share capital of our Company (29.9% on a fully diluted basis, including shares issuable upon conversion of the Company’s Redeemable Unsecured Convertible Loan Note issued to MiCo (the “Convertible Note”)). Based on its public filings, we understand that on December 20, 2023, Mainstream Holdings Ltd. became the sole shareholder of MiCo as a result of a share purchase agreement with MiCo Co. Ltd. and MiCoBioMed Co. Ltd. Under the terms of the Convertible Note and the purchase agreement for those ADSs, MiCo is entitled to nominate a total of four individuals, three of whom must be independent of MiCo, for consideration by the nomination committee of the board of directors of the Company for appointment as directors for as long as MiCo continues to hold qualifying amounts of ADSs or principal value of the Convertible Note or converted ADSs, as applicable. Because of its ownership interest and right to nominate directors, MiCo may have significant influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our Company or our assets, for the foreseeable future. This concentration of ownership may also delay, deter or prevent a change in control, and may make some transactions more difficult or impossible to complete without the support of MiCo, regardless of the impact of such transactions on our other shareholders. The interests of MiCo may differ from the interests of other shareholders and thus result in corporate decisions that are disadvantageous to other shareholders.

On January 30, 2024, Perceptive, our principal lender, acquired 1.8 million of our ADSs which represents approximately 19.0% of the outstanding voting share capital of our Company. Perceptive also owns warrants to purchase an additional 1.0 million ADSs with an exercise price of US$2.20 per ADS. Because of its ownership interest and its position as the Company’s principal lender, Perceptive may have significant influence over our management and affairs for the foreseeable future. This concentration of ownership may also delay, deter or prevent a change in control, and may make some transactions more difficult or impossible to complete without the support of Perceptive, regardless of the impact of such transactions on our other shareholders.

Our failure to meet the continued listing requirements of Nasdaq could result in a de-listing of our ADSs and penny stock trading.

There can be no assurance that we will be able to continue to meet all of the criteria necessary for Nasdaq to allow us to remain listed. If we fail to satisfy the applicable continued listing requirement and be in non-compliance after notice and the applicable grace period ends, Nasdaq may commence delisting procedures against our Company (during which we may have additional time of up to six months to appeal and correct our non-compliance).

On April 19, 2023, we received a deficiency letter from the Listing Qualifications Department of Nasdaq notifying us that for the preceding 30 consecutive business days, our ADSs did not maintain a minimum closing bid price of $1.00 (“Minimum Bid Price Requirement”) per ADS as required by Nasdaq Listing Rule 5450(a)(1). We effected an ADS Ratio Change on February 23, 2024, pursuant to which the ADS to ordinary share ratio changed from one ADS representing four ordinary shares to one ADS representing 20 ordinary shares to enable the Company to regain compliance with the $1.00 Nasdaq minimum bid price requirement, and facilitate investment from a broader pool of potential investors. On March 8, 2024, the Listing Qualifications Department of Nasdaq notified us that we regained compliance with Listing Rule 5450(a)(1). However, there can be no assurance that our ADSs will continue to meet the Minimum Bid Price Requirement.

On November 21, 2023 the Company received a deficiency letter from the Listing Qualifications Department of Nasdaq notifying us that the Company was not in compliance with the minimum market value of its publicly held shares (“MVPHS”) requirement of the Nasdaq Listing Rules applicable to companies listing on the Nasdaq Global Select Market. For continued listing on the Nasdaq Global Select Market, registrants are required to maintain a minimum MVPHS of US$15 million. A failure to meet the minimum MVPHS requirement exists if the deficiency continues for a period of 30 consecutive business days. In accordance with Nasdaq Listing Rules, the Company has 180 calendar days from the date of the deficiency notice, or until May 20, 2024, to regain compliance with the minimum MVPHS requirement. To regain compliance, the Company’s MVPHS must exceed US$15 million for a minimum of 10 consecutive business days. If the Company does not regain compliance with the minimum MVPHS requirement by May 20, 2024, Nasdaq will provide written notification to the Company that the ADSs are subject to delisting. At that time, the Company may appeal the relevant delisting determination to a hearings panel pursuant to the procedures set forth in the applicable Nasdaq listing rules however, there can be no assurance that the Company will satisfy the minimum MVPHS requirement or that any such appeal would be successful.

If our ADSs are ultimately delisted from Nasdaq, our ADSs would likely then trade only in the over-the-counter market and the market liquidity of our ADSs could be adversely affected and their market price could decrease. If our ADSs were to trade on the over-the-counter market, selling our ADSs could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and we could face significant material adverse consequences, including: a limited availability of market quotations for our securities; reduced liquidity with respect to our securities; a determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities; a reduced amount of news and analyst coverage for our Company; and a decreased ability to issue additional securities or obtain additional financing in the future. These factors could result in lower prices and larger spreads in the bid and ask prices for our ADSs and would substantially impair our ability to raise additional funds and could result in a loss of institutional investor interest and fewer development opportunities for us.

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

As a foreign private issuer whose ADSs are listed on NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ listing rules. Among other things, as a foreign private issuer we may also follow home country practice with regard to, the composition of the board of directors, director nomination procedure, compensation of officers and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ listing rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules. In addition, as foreign private issuer, we are not required to file quarterly reviewed financial statements. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

We may be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

U.S. holders of our ADSs may face income tax risks. Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2023 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. Furthermore, fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the aggregate value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). The IRS or a Court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below under Item 10E. “Additional Information – Taxation”) of our ADSs and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. If we are treated as a PFIC, U.S. Holders of ADSs would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ADSs. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of ADSs.

The market price of our ADSs has been, and may continue to be, highly volatile, and such volatility could cause the market price of our ADSs to decrease and could cause you to lose some or all of your investment in our ADSs.

The stock market in general and the market prices of the ADSs on Nasdaq, in particular, are or will be subject to fluctuation, and changes in these prices may be unrelated to our operating performance. During the first quarter of 2024, the market price of our ADSs fluctuated from a high of US$3.05 per ADS to a low of US$1.98 per ADS, and the price of our ADSs continues to fluctuate. We anticipate that the market prices of our securities will continue to be subject to wide fluctuations. The market price of our securities may be subject to a number of factors, including:

•	announcements of new products by us or others;

•	announcements by us of significant acquisitions, disposals, strategic partnerships, in-licensing,

•	joint ventures or capital commitments;

•	the developments of the businesses and projects of our various subsidiaries;

•	expiration or terminations of licences, research contracts or other collaboration agreements;

•	public concern as to the safety of the products we sell;

•	the volatility of market prices for shares of companies with whom we compete;

•	developments concerning intellectual property rights or regulatory approvals;

•	variations in our and our competitors’ results of operations;

•	changes in revenues, gross profits and earnings announced by us;

•	changes in estimates or recommendations by securities analysts, if the ADSs are covered by analysts;

•	fluctuations in the share price of our publicly traded subsidiaries;

•	changes in government regulations or patent decisions; and

•	general market conditions and other factors, including factors unrelated to our operating performance.

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

The total share options exercisable as at March 31, 2024, are convertible into American Depository Shares (ADSs), 1 ADS representing 20 ordinary shares. The exercise of the outstanding share options will likely occur only when the conversion price is below the trading price of our ADSs and will dilute the ownership interests of existing shareholders. For instance, if all of the vested and exercisable options outstanding at March 31, 2024 were exercised, the Company would have to issue 18,035,505 additional ordinary shares (901,775 ADSs). Similarly, if all of the outstanding warrants to purchase ordinary shares at March 31, 2024 were exercised, the Company would have to issue 21,200,000 A ordinary shares (1,060,000 ADSs). On the basis of 189.3 million A ordinary shares outstanding at March 31, 2024, the exercise of both the share options and the warrants would effectively dilute the ownership interest of the existing shareholders by approximately 17%.

It could be difficult for U.S. holders of ADSs to enforce any securities laws claims against us, our officers or our directors in Irish Courts.

At present, no treaty exists between the United States and Ireland for the reciprocal enforcement of foreign judgments. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state Court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be recognized or enforceable in Ireland. A judgment of the U.S. Courts will be enforced by the Irish Courts, by way of separate action in Ireland, if the following general requirements are met:

•	the debt is for a liquidated or defined sum;

•
the procedural rules of the U.S. Court must have been observed and the U.S. Court must have had jurisdiction in relation to the particular defendant according to Irish conflict of law rules (the submission to jurisdiction by the defendant would satisfy this rule); and

•
the judgment must be final and conclusive and the decree must be final and unalterable in the U.S. Court which pronounces it. A judgment can be final and conclusive even if it is subject to appeal or even if an appeal is pending. If the effect of lodging an appeal under the applicable law is to stay execution of the judgment, it is possible that, in the meantime, the judgment should not be actionable in Ireland. It remains to be determined whether final judgment given in default of appearance is final and conclusive.

However, the Irish Courts may, in certain circumstances refuse to enforce a judgment of the U.S. Courts which meets the above requirements for one of the following reasons:

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

 We have no plans to pay dividends on our ADSs, and ADS holders may not receive funds without selling the ADSs.

We do not expect to pay any cash dividends on our ADSs for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth and, therefore, we have no plans to pay cash dividends at this time. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual restrictions, and other factors that our board of directors deems relevant. Accordingly, ADS holders may have to sell some or all of the ADSs in order to generate cash from your investment. You may not receive a gain on your investment when you sell the ADSs and may lose the entire amount of your investment.

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

Our website address is https://www.trinitybiotech.com/. The information contained on, or that can be accessed from, our website does not form part of this Annual Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

B. Business Overview

 Overview

We and our subsidiaries develop, acquire, manufacture and market medical diagnostic products for the clinical laboratory and point-of-care segments of the diagnostic market. These products are used to detect autoimmune, infectious and sexually transmitted diseases, diabetes and disorders of the liver and intestine. In January 2024, we entered into the biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. (“Waveform”) and intend to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring (“CGM”) product.

We market our portfolio of several hundred products to customers in approximately 100 countries around the world through our own sales force and a network of international distributors and strategic partners.

Organisational Structure

While our executive offices are located at Bray, Ireland, our research and development, manufacturing and marketing activities are principally conducted by the following subsidiaries:

•	Trinity Biotech Manufacturing Limited, based in Bray, Ireland;

•	Konamite Limited, based in Bray, Ireland;

•	Clark Laboratories Inc, based in Jamestown, New York;

•	Primus Corporation, based in Kansas City;

•	Biopool US Inc (trading as Trinity Biotech USA), based in Jamestown, New York;

•	Immco Diagnostics Inc, based in Buffalo, New York;

•	Trib Biosensors Inc, based in Wilsonville, Oregon;

•	Nova Century Scientific Inc, based in Burlington, Canada; and

•	Trinity Biotech Brazil based in Sao Paulo, Brazil.

Principal Markets

The brand names of the principal products of Trinity Biotech are listed below, organised first by point of use and second by application.

Point-of-care	Clinical Laboratory
Infectious Diseases	Infectious Diseases	Haemoglobin	Autoimmune	Clinical Chemistry	Blood Bank Screening
UniGold	MarDx	Premier	ImmuBlot	EZ	Captia
Recombigen	FlexTrans	Ultra	ImmuGlo
Trinscreen			ImmuLisa
OTOblot

We sell our products through our direct sales organisations in the United States, Brazil and to an extent in the United Kingdom, France and Germany and then through our network of principal distributors and non-governmental bodies into approximately 100 countries globally.

In January 2024, the Company acquired the biosensor and Continuous Glucose Monitoring (“CGM”) assets of privately held Waveform Technologies, Inc. (“Waveform”). We intend to update the Waveform CGM device and optimize for broad adoption and then evolve this platform technology to measure and analyse other valuable biomarkers and related datapoints. Our vision is to develop a portfolio of technologies that can offer users and clinicians valuable actionable health and wellness insights.

Point-of-care

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

Point-of-care is key to the growth of Trinity Biotech. Central to this growth is our HIV screening test, TrinScreen, which received World Health Organisation approval in February 2022. Trinity Biotech has not previously competed in the larger screening market, which is estimated to be valued at approximately US$150 million p.a. During December 2023, Trinity Biotech began commercial shipments of Trinscreen to Kenya as part of an initial purchase order the Company received for 2.5 million tests. An additional purchase order for 2.0 million tests was received from USAID during April 2024. Market opportunities for TrinScreen also exist in other territories, in particular in emerging countries, and the Company expects to receive and fulfil orders from other territories during 2024.

Clinical Laboratory

We supply the clinical laboratory segment of the in-vitro diagnostic market with a range of diagnostic tests and instrumentation which detect:

•	Infectious diseases;

•	Glycated haemoglobin (for diabetes monitoring and diagnosis) and haemoglobin variants for the detection of haemoglobinopathies (haemoglobin abnormalities); and

•	Autoimmune diseases.

Trinity Biotech also supplies this market with other products through its clinical chemistry business.

Infectious Diseases

We manufacture kits for the detection of specialty and esoteric biomarkers of infectious diseases and other associated laboratory products. The products are used in processing patient samples whose results aid physicians in the diagnosis and clinical assessment of a broad range of infectious diseases. The key clinical laboratory disease areas that we serve include:

•	Sexually transmitted diseases, including Syphilis and Herpes;

•	Markers for Epstein Barr, Measles, Mumps, Toxoplasmosis, Cytomegalovirus, Rubella, Varicella and other viral pathogens, and

•	SARS-CoV-2.

We also develop, manufacture and distribute products predominantly in enzyme-linked immunosorbent assay (“ELISA”) format. As a complement to our product range, we also offer third party automated processors to its customers.

Many of the products in our infectious diseases product line are FDA cleared for sale in the United States and CE marked in Europe. Products are sold in approximately 100 countries in total, with the focus on the Americas, Europe and Asia. The infectious disease products are sold through our sales and marketing organisation to a variety of customers including public health authorities, clinical and reference laboratories directly in the U.S. and UK and through independent distributors and strategic partners in other countries.

Diabetes and Haemoglobinopathies

We manufacture products for in-vitro diagnostic measurement of haemoglobin A1c (“HbA1c”) used in the monitoring and diagnosis of diabetes, as well identifying those who are at a high risk of developing diabetes (pre-diabetic). The Premier Hb9210 uses boronate affinity technology to measure HbA1c which is a marker of a patient’s average blood sugar control over the last 100 to 120 days. It is a highly accurate biomarker available for the diagnosis of diabetes and is a strong indicator of a diabetic’s glycemic control. HbA1c is also used to identify those at risk of becoming diabetic; often referred to as impaired glucose tolerance. Additionally, HbA1c is used in the assessment of diabetes complications.

We manufacture our own HbA1c instrument, the Premier Hb9210, which was launched in Europe and obtained FDA approval in late 2011. In the USA and Brazil, we sell the Premier Hb9210 through our own direct sales organisations. In the rest of the world, we sell the Premier Hb9210 through a network of distributors. The Premier’s unique features, cost structure and core technology enable it to compete in most economies and settings.

We also sell products for haemoglobin variants, through the Premier Resolution (CE cleared - meaning it can be sold in the EU). The Premier Resolution detects and identifies haemoglobinapothies. These are genetic defects that result in abnormal structure of the haemoglobin molecule. Haemoglobinapathies include sickle-cell diseases, alpha and beta thalassemia which are amongst the most common genetic disorders in the world.

We have launched the Premier Resolution, our next generation Haemoglobinapothy Analyzer in Europe and the Middle East after undergoing rigorous and successful field trials. In August 2023, the Premier Resolution was approved by the FDA allowing the instrument to be sold in the U.S. The Premier Resolution uses an internally designed column as well as state of the art hardware and software.

Autoimmune Diseases
Autoimmune diseases are diseases that involve an abnormal immune response in which the immune system attacks the body’s own cells and tissues. In 2013, we acquired Immco Diagnostics (“Immco”), an autoimmunity company known for novel assay development and high impact contributions to autoimmune disease diagnostic research. Immco develops, manufactures and sells products in the following formats for diagnosis of autoimmune diseases:

•	Immunofluorescence Assay (“IFA”);

•	Enzyme-linked immunosorbent (“ELISA”);

•	Western Blot (“WB”); and

•	Line immunoassay (“LIA”).

Many of Immco’s products are FDA cleared for sale in the U.S. and CE marked in Europe. The Immco product line addresses the lower throughput, specialty autoimmune segment. The principal autoimmune conditions in this segment are Rheumatoid Arthritis, Vasculitis, Lupus, Celiac and Crohn’s Disease, Ulcerative Colitis, Neuropathy, Hashimoto’s Disease and Grave’s Disease.

The Immco products are sold through our sales and marketing organisation to clinical and reference laboratories directly in the US and via distributors in other countries.

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

Blood Bank Screening

We manufacture enzyme-linked immunosorbent assays, for the detection of syphilis and malaria. These products are sold through distributors and are manufactured under original equipment manufacturer agreements for other major third-party diagnostic companies. The business is not currently operating in the U.S.

Continuous Glucose Monitoring

In January 2024, we acquired the biosensor and CGM assets of privately held Waveform Technologies, Inc. (“Waveform”). We intend to update the Waveform CGM device and optimize for broad adoption and then evolve this platform technology to measure and analyse other valuable biomarkers and related datapoints. Our vision is to develop a portfolio of technologies that can offer users and clinicians valuable actionable health and wellness insights based upon what is happening in, on and around the body.

Waveform, a developer of novel and proprietary new technologies for diabetes care, received a CE Mark for its Cascade CGM in 2019, which has since been commercially available in Europe. The primary use of the device is to continuously monitor glucose in the human body. The Cascade CGM device and any subsequently developed sensor would be subject to regulatory oversight from the FDA and country specific regulatory authorities and would be subject to the same risks identified in the Government Regulation section of this Annual Report. Glucose in the blood diffuses from capillaries into the liquid between cells known as interstitial fluid. The Waveform CGM device is an electrochemical biosensor which detects the concentration of glucose in interstitial fluid by means of an enzyme immobilised at the surface of a sensor wire inserted into the skin. The action of the enzyme results in the generation of electrical current that is relayed to an attached transmitter where it is converted by a firmware algorithm into a blood glucose concentration. The transmitter then sends this blood glucose measurement to a smartphone or other device where the time within healthy range is tracked and the user alerted to risks of hypo- or hyperglycaemic episodes.

The Waveform CGM technology contains innovative and proprietary aspects with what we believe are important benefits. Significantly, the special composition of the sensor wire and the unique formulation of its protective outer membrane contribute to the ability to achieve needle-free insertion. Needle free insertion has numerous benefits including a reuseable applicator as no needle needs to be safely disposed. This, combined with a reusable transmitter which is also a feature of the acquired CGM technology, allows for two clear benefits. Firstly, it allows for a lower cost of production of the redesigned CGM product compared to the principal current CGM market players and secondly, it reduces the biological waste concerns associated with the currently marketed single-use disposable systems.

Additionally, we believe that this innovative platform technology will allow us to develop a broader suite of wearable biosensors to measure and analyse important health and wellness information. If successful, we intend to target other analytes and data points that represent markers of health and function and make these devices available more broadly around the globe.

The CGM technology acquired from Waveform was developed over many years and Waveform has granted a perpetual, worldwide, non-exclusive license to DexCom, Inc. and its affiliates, for some of the patents acquired us, but to which we retain the right to use and exploit.

Sales and Marketing

We sell our products through our own direct sales force in the U.S. Our sales team in the U.S. is responsible for marketing and selling the Trinity Biotech range of point-of-care, infectious diseases, haemoglobins, autoimmune and clinical chemistry products. Meanwhile the direct sales force in Brazil sells the Company’s haemogloblins product range.

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

Competition

The diagnostic industry is very competitive. There are many companies, both public and private, engaged in the sale of medical diagnostic products and diagnostics-related research and development, including several well-known pharmaceutical and chemical companies. Competition is based primarily on product reliability, customer service and price. This is a technology driven market with an emphasis on automation and emerging biomarkers. Trinity actively works on increasing automation for the clinical laboratory. Trinity seeks to bring novel biomarkers to market by licensing agreements with universities and innovative companies.

The Group’s competition includes several large companies such as, but not limited to: Abbott Diagnostics, Arkray, Becton Dickenson, Bio-Rad, Copan, DexCom Inc., Diasorin Inc., Johnson & Johnson, Roche Diagnostics, Sebia, Siemens (from the combined acquisitions of Bayer, Dade-Behring and DPC), Thermo Fisher, Tosoh and Werfen.

Research and Development

Research and Development (“R&D”) carried out by third parties

Certain R&D activities of the Group are outsourced to third parties as required. These activities are carried out in the normal course of business with these companies. During 2023, we used third-party consultants and contractors to assist with the Premier instruments development project. The total amount paid to these R&D consultants and contractors 2023 was US$226,000 (2022: US$707,000). R&D activities carried out by third parties grew in the first quarter of 2024 as the Company engaged with external consultants regarding the development of our newly acquired CGM biosensor technology.

Research and Products under Development

Trinity Biotech has research and development groups focusing separately on product development in haemoglobins, infectious diseases and since January 2024, CGM. These groups are located in Ireland and the U.S. and largely mirror the production capability at each production site. In addition to in-house activities, Trinity Biotech sub-contracts some research and development from time to time to independent researchers based in the U.S. and Europe.

Principal Development Projects

The following table sets forth Trinity Biotech’s main development project, the costs incurred during each period presented and the cumulative costs (before amortization and impairment) incurred as at 31 December 2023:

	2023	2022	Total project costs to December 31, 2023[1]
Product Name	US$’000	US$’000	US$’000
Premier Instruments for A1c and haemoglobinopathies testing	1,669	1,904	39,497

1 Cumulative costs to December 31, 2023 is shown before deduction of amortization and impairment losses.

The costs in the preceding table mainly comprise the cost of internal resources, such as the payroll costs for the development teams and attributable overheads. The remainder mainly comprises materials, consumables, regulatory trial and third-party consultant costs.

There are inherent risks and uncertainties associated with completing development projects on schedule. In the experience of Trinity Biotech, the main risks to the achievement of a project’s planned completion date occur primarily during the product’s verification and validation phase. During these phases the product must attain successful results from in-house product testing and from third-party clinical trials. Obtaining regulatory approval on a timely basis is another variable in achieving a project’s planned completion date.

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

The following is a description of the principal projects which are currently being undertaken by the research and development groups within Trinity Biotech:

Haemoglobin Development

Premier Hb9210 Instrument for Haemoglobin A1c Testing

A product development plan focused on improvements in our flagship Premier 9210 instrument is ongoing. The package of changes aims to expand the target market, reduce instrument downtime and service cost, and significantly expand operating margins.

Our program to develop an improved, backward compatible column Diabetes HbA1c column system is now complete. The results of this development program have exceeded expectations, with our new column system now delivering up to four times the number of injections compared to the existing product. We are now executing on the commercial launch of these new products.

Our revised in-house manufacturing process of our key Diabetes HbA1c consumable began in Q4, 2023, and in Q1, 2024 we ceased to order any further product from our outsourced supplier.

Premier Resolution Instrument for Haemoglobin Variant Testing

We developed the Premier Resolution instrument which is utilised for haemoglobin variant testing. The instrument achieved 510(k) approval from the FDA in August 2023. The instrument has been sold in certain international markets outside of the U.S. for many years.  Premier Resolution continues to be enhanced with unique features such as lot specific gradients, an optimised internally designed column with extended column life, and a rapidly expanding on-board variant library.

Point-of-care Development

A combination HIV/Syphilis point-of-care rapid test is also being developed using our existing lateral flow format, we expect this project to restart in 2024.

Continuous Glucose Monitoring Development

In January 2024, we acquired the biosensor and CGM assets of Waveform. It is our intention to further develop these assets with our research and development activities including optimising sensor design and manufacture, reanalysing user data from Waveform’s clinical trial data sets, software improvements including algorithm and app development, and performing new pre-pivotal and pivotal clinical trials,

In tandem with the acquisition of the Waveform CGM assets, we have also hired a number of the key research and development personal that previously worked on developing the Waveform CGM. Additionally, we have engaged an internationally recognised and reputable technical development consulting house to work on some key development activities. We plan to further augment the CGM development function with further hires in the coming months.

Patents and Licences

Patents

Due to the significant cost of putting patents in place for our wide range of products, many of our tests are not protected by specific patents. However, we believe that substantially all our tests are protected by proprietary know-how, manufacturing techniques and trade secrets.

As part of the Waveform asset acquisition, we acquired a CGM patent portfolio that includes numerous issued and pending patent applications in the U.S. and other parts of the world. We believe these patents to be of significant importance in establishing and protecting our proprietary rights in relation to our CGM business.

From time-to-time, certain companies have asserted exclusive patent, copyright and other intellectual property rights to technologies that are important to the industry in which we operate. If any of such claims relate to our planned products, we intend to evaluate such claims and, if appropriate, seek a licence to use the protected technology. There can be no assurance that we would be able to obtain licences to use such technology or, obtain such licences on satisfactory commercial terms. If we or our suppliers are unable to obtain or maintain a licence to any such protected technology that might be used in our products, we could be prohibited from marketing such products. We could also incur substantial costs to redesign its products or to defend any legal action taken against it. If Trinity Biotech’s products should be found to infringe protected technology, we could also be required to pay damages to the infringed party.

Licences

We have entered into a number of licensing arrangements including the following:

•
Immco entered into a licence agreement on January 19, 2012, and subsequently an amended licence agreement on June 14, 2018. The licence pertains to any product or service relating to identifying indicators of Sjogren’s disease. The agreement is effective through January 21, 2036 and is worldwide in scope. Royalties are payable based on agreement in place.

•
In 2013, we entered into a licence agreement with a leading market participant, giving us a non-exclusive, worldwide licence to access a significant HIV-2 patent portfolio for the purpose of making, using and selling a HIV test kit, subject to certain limitations.

•
On December 19, 1999, we obtained a non-exclusive commercial licence from the National Institutes of Health (“NIH”) in the United States for NIH patents relating to the general method of producing HIV-1 in cell culture and methods of serological detection of antibodies to HIV-1.

Each of the licensing arrangements disclosed under this subheading terminates on the date expiration or adjudication of invalidity or unenforceability of the last of the particular licenced patents covered by the respective agreement. Each licensor has the right to terminate the arrangement in the event of our non-performance. The key licensing arrangements, apart from the agreement entered into in 2013 which provides for the payment of a lump sum licence fee, require us to pay a royalty to the licence holder based on sales of the products which utilise the relevant technology being licenced. The total amount paid by us under key licensing arrangements in 2023 was US$210,000 (2022: US$360,000).

We acquired CGM technology from Waveform in January 2024. This technology has been developed over many years and Waveform has granted a perpetual, worldwide, non-exclusive license to DexCom, Inc. and its affiliates, for some of the patents acquired by us, but to which we retain the right to use and exploit.

In connection with the acquisition, we entered into a transition agreement with Bayer Healthcare LLC (“Bayer”). As a portion of the acquired intellectual property was developed originally by Bayer, the transition agreement provides that the Company will pay Bayer a royalty on net sales of the CGM products.

Government Regulation

The research, development, preclinical and clinical testing, as well as the manufacture, labelling, marketing, sales, record-keeping, advertising, distribution, and promotion of our products are subject to extensive and rigorous government regulation in the United States and in other countries in which we seek to market our products.

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

The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors. As 57% of our 2023 revenues were generated in the Americas (with a large concentration of this in the United States) and as the United States represents a substantial proportion of the worldwide diagnostics market, an overview of FDA regulation has been included below.

Food and Drug Administration

Many of our products that are sold in the United States are medical devices subject to the Federal Food, Drug, and Cosmetic Act (“FDCA”), as implemented and enforced by the U.S. Food and Drug Administration (“FDA”). Certain products sold in the United States require FDA clearance to market under Section 510(k) of the FDCA. Other products sold in the United States require premarket approval (“PMA”) to market.

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

FDA premarket clearance and approval requirements

Access to U.S. Market. Each medical device that we may wish to commercially distribute in the U.S. will require either pre-market notification (more commonly known as 510(k)) clearance or approval of a pre-market approval (“PMA”) application prior to commercial distribution, unless specifically exempt. Under the FDCA, medical devices are classified into one of three classes -- Class I, Class II or Class III -- depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness.

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

510(k) Clearance Pathway. When a 510(k) clearance is required, Trinity Biotech must submit a pre-market notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device, a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of pre-market approval applications, or is a device that has been reclassified from Class III to either Class II or I. By regulation, the FDA is required to clear or deny a 510(k) premarket notification within 90 days of submission of the application. As a practical matter, clearance may take longer. As a practical matter, the FDA’s 510(k) clearance pathway usually takes from 3 to 12 months, but it can take longer, and clearance is never assured. Although many 510(k) pre-market notifications are cleared without clinical data, in some cases, the FDA requires significant clinical data to support substantial equivalence.

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

Clinical Studies

Devices that have not received FDA approval or clearance and are used in clinical trials are considered to be and must be labelled as investigational devices. FDA regulates these products under the IDE regulations (See 21 C.F.R. § 812).

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

We have registered certain of our facilities with the FDA as medical device manufacturers. The FDA has broad post-market and regulatory enforcement powers. We are subject to announced and unannounced inspections by the FDA to determine our compliance with the QSR and other regulations and these inspections may include the manufacturing facilities of our suppliers. In 2017, the FDA closed its pilot program for MDSAP (Medical Device Single Audit Program) and began accepting third party inspection reports from approved Auditing Organizations in lieu of conducting its own routine surveillance inspections. MDSAP audits are paid by the manufacturer and conducted annually. The FDA receives and reviews the MDSAP report and may respond to the manufacturer with its own inspection if it deems the facility is not in control. If the FDA finds any failure to comply, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as fines, injunctions, and civil penalties; recall or seizure of products; the issuance of public notices or warnings; operating restrictions, partial suspension or total shutdown of production; refusing requests for 510(k) clearance or PMA approval of new products; withdrawing 510(k) clearance or PMA approvals already granted; and criminal prosecution.

Advertising and promotion of medical devices, in addition to being regulated by the FDA, are also regulated by the Federal Trade Commission (the “FTC”) and by state regulatory and enforcement authorities. Recently, promotional activities for FDA-regulated products of other companies have been the subject of enforcement action brought under healthcare reimbursement laws and consumer protection statutes. In addition, under the federal Lanham Act and similar state laws, competitors and others can initiate litigation relating to advertising claims. If the FDA determines that our promotional materials or training constitutes promotion of an unapproved use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired.

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

Clinical Laboratory Improvement Amendments of 1988 (“CLIA”)

Purchasers of our clinical diagnostic products and our reference laboratory in the United States may be regulated under The Clinical Laboratory Improvements Amendments of 1988 and related federal and state regulations. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. The regulations promulgated under CLIA established three levels of diagnostic tests (“waived”, “moderately complex” and “highly complex”) and the standards applicable to a clinical laboratory depend on the level of the tests it performs. Laboratories performing high complexity testing are required to meet more stringent requirements than laboratories performing less complex tests. In addition, we and our customers are required to meet certain laboratory licensing requirements for states with regulations beyond CLIA. For more information on state licensing requirements, see the sections entitled “Government Regulation – New York Laboratory Licensing” and “Government Regulation – Other States’ Laboratory Licensing.”

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

Federal Oversight of Laboratory Developed Tests and Research Use Only Products

We supply clinical laboratories with raw materials, such as reagent products, that may be used by clinical laboratories in clinical laboratory tests, which are regulated under CLIA, as well as by applicable state laws. Although the FDA has statutory authority to assure that medical devices are safe and effective for their intended uses, the FDA has generally exercised its enforcement discretion and not enforced applicable regulations with respect to laboratory developed tests, or LDTs.  The FDA defines the term “laboratory developed test” as an in vitro diagnostic test that is intended for clinical use and designed, manufactured and used within a single laboratory. Until 2014, the FDA exercised enforcement discretion such that it did not enforce provisions of the Food, Drug and Cosmetic Act with respect to LDTs. In July 2014, due to the increased proliferation of LDTs for complex diagnostic testing, and concerns with several high-risk LDTs related to lack of evidentiary support for claims and erroneous results, the FDA provided notice that it intended to issue draft guidance to collect information from laboratories regarding their current LDTs and newly developed LDTs through a notification process. As part of developing this framework, the FDA issued draft guidance in October 2014 that, when finalized, would adopt a risk-based framework that would increase FDA oversight of LDTs. The FDA will use this information to classify LDTs and to prioritize enforcement of premarket review requirements for categories of LDTs based on risk, using a public process FDA issued a discussion paper on LDTs in January 2017 discussing possible approaches to oversight of LDTs. On September 29, 2023, the FDA proposed a new rule which was adopted on April 29, 2024, which amends the FDA’s regulations to make explicit that IVDs are devices under the Federal Food, Drug, and Cosmetic Act, including when the manufacturer of the IVD is a laboratory. Along with this amendment, the FDA has adopted a policy under which it intends to provide greater oversight of LDTs, through a phaseout of its general enforcement discretion approach to LDTs. The FDA believes that this will also advance responsible innovation by both laboratory and non-laboratory IVD manufacturers alike by better assuring the safety and effectiveness of IVDs offered as LDTs and removing a disincentive for non-laboratory manufacturers to develop novel tests. The regulation will subject LDTs to a more stringent regulatory framework, including premarket clearance or approval requirements, quality system regulations ("QSR”), and post-market surveillance obligations. Failure to comply with these and other FDA regulations could result in legal actions, including fines and penalties.

Some of our products are for research use only (“RUO”), or for investigational use only (‘’IUO’’). RUO and IUO products are not intended for human clinical use and must be properly labelled in accordance with FDA guidance. Claims for RUOs and IUOs related to safety, effectiveness, or diagnostic utility or that it is intended for human clinical diagnostic or prognostic use are prohibited. In November 2013, the FDA issued guidance titled “Distribution of In Vitro Diagnostic Products Labelled for Research Use Only or Investigational Use Only - Guidance for Industry and Food and Drug Administration Staff.” This guidance sets forth the requirements to utilize such designations, labelling requirements and acceptable distribution practices, among other requirements. Mere placement of an RUO or IUO label on an in vitro diagnostic product does not render the device exempt from otherwise applicable clearance, approval or other requirements. The FDA may determine that the device is intended for use in clinical diagnosis based on other evidence, including how the device is marketed. We cannot predict the potential effect the FDA’s rule change on LDTs or policy guidance for IUOs/RUOs will have on our reagents, and that we may use in the development of assays in our reference laboratory. Should any of the reagents marketed by us be affected by future regulatory actions, our business could be adversely affected by those actions.

We cannot provide any assurance that FDA regulation, including premarket review, will not be required in the future for LDTs that rely on our reagents or through our reference laboratory, whether through additional guidance or regulations issued by the FDA, new enforcement policies adopted by the FDA or new legislation enacted by Congress.

We expect that new legislative proposals will be introduced from time to time. It is possible that legislation could be enacted into law or regulations, or guidance could be issued by the FDA which may result in new or increased regulatory requirements.

Product Imports/Exports

Products for export from the U.S. are subject to foreign countries’ import requirements and the exporting requirements of the FDA, as applicable. In particular, international sales of medical devices manufactured in the United States that are not approved or cleared by the FDA for use in the United States, or are banned or deviate from lawful performance standards, are subject to FDA export requirements.

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

There can be no assurance that we will meet statutory requirements and/or receive required export approval on a timely basis, if at all, for the marketing of its products outside the U.S.

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

HIPAA’s Security Rule and certain provisions of the HIPAA Privacy Rule and Breach Notification Rule apply to business associates of covered entities (i.e., entities that provide services to covered entities that may require access and use of protected health information on behalf of covered entities), and business associates are subject to direct liability for violation of these rules. In addition, a covered entity may be subject to criminal and civil penalties as a result of a business associate violating HIPAA, if the business associate is found to be an agent of the covered entity. Covered entities must report breaches of unsecured protected health information to affected individuals without unreasonable delay and notification must also be made to the U.S. Department of Health & Human Services, Office for Civil Rights (OCR) and, in certain situations involving large breaches, to the media. The OCR enforces the HIPAA Rules and performs compliance audits and investigations. In addition to enforcement by OCR, HIPAA authorizes state attorneys general to bring civil actions seeking either injunction or damages in response to HIPAA violations that impact state residents.

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

There are numerous other laws, regulations and legislative and regulatory initiatives at the federal and state levels addressing privacy and security of personal information. We also remain subject to federal and state privacy-related laws that may be more restrictive or contain different requirements than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties. For example, the FTC uses its consumer protection authority to initiate enforcement actions against companies relating to their use and disclosure of personally identifiable information. Specifically, FTC has asserted authority and issued enforcement actions in response to actual or perceived unfair or deceptive practices by a company in the handling of consumer information. The FTC has also pursued enforcement actions against companies for violations of its Health Breach Notification Rule and the Children’s Online Privacy Protection Act. Our use of personal information is also subject to our published privacy policies and notices.

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

In addition, certain states also have laws and regulations related to payments and other transfers of value provided to healthcare professionals and entities. Similar to the federal law, certain states have adopted marketing and/or transparency laws relevant to device manufacturers, some of which are broader in scope. Certain states also mandate that device manufacturers implement compliance programs. Other states impose restrictions on device manufacturer marketing practices and require tracking and reporting of gifts, compensation, and other remuneration to healthcare professionals and entities. The need to build and maintain a robust compliance program with different compliance and/or reporting requirements increases the possibility that a company may violate one or more of the requirements, resulting in fines and penalties.

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

New York law also mandates proficiency testing for laboratories licenced under New York state law, regardless of whether such laboratories are located in New York. If a laboratory is out of compliance with New York statutory or regulatory standards, the state regulatory agency may suspend, limit, revoke or annul the laboratory's New York licence, censure the holder of the licence or assess civil money penalties. Statutory or regulatory noncompliance may result in a laboratory's operator being found guilty of a misdemeanour under New York law. The state regulatory agency also must approve any LDT before the test is offered in New York. Should we be found out of compliance with New York laboratory requirements, we could be subject to such sanctions, which could harm our business. We cannot provide assurance that the state will at all times find us to be in compliance with applicable laws.

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

Regulation outside the United States

Distribution of our products outside of the U.S. is also subject to foreign regulation. Each country’s regulatory requirements for product approval and distribution are unique and may require the expenditure of substantial time, money, and effort. We are also subject to regulations in foreign countries governing products, human clinical trials and marketing, and may need to obtain approval (or pre-qualification or endorsement) from local regulators in such countries or international public health agencies, such as the World Health Organization, in order to sell products in certain countries. Approval processes vary from country to country, and the length of time required for approval or to obtain other clearances may in some cases be longer than that required for U.S. governmental approvals. We generally pursue approval only in those countries that we believe have a significant market opportunity.

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

In the EU, medical devices are also categorized into different classes and the regulatory process, which is governed by the European Medical Device Regulation (Regulation (EU) 2017/745), requires each product to bear a CE mark to show compliance with the Regulation.

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

There can be no assurance that new laws or regulations will not have a material adverse effect on our business, financial condition, and results of operation. The time required to obtain needed product approval by particular foreign governments may be longer or shorter than that required for FDA clearance or approval. There can be no assurance that we will receive on a timely basis, if at all, any foreign government approval necessary for marketing its products.

In the EU, the General Data Protection Regulation (GDPR) protects the rights of individuals regarding their personal data, including the right to access, correct, and erase their data. It also places a strong emphasis on data security and breach notification. Trinity Biotech has appointed a Data Protection Office (DPO) to lead and co-ordinate data compliance efforts. Organizations found violating GDPR can face fines up to 4% of their global annual revenue or €20 million, whichever is higher. Violations of the GDPR can arise from non-compliance with: data processing being lawful, fair, and transparent to the data subject; processing data for explicitly stated purposes; only collecting data that is absolutely necessary, accurate and contemporaneous; only storing data for as long as is required; any data processing ensures appropriate security, integrity, and confidentiality; and that the DPO is responsible to demonstrate GDPR compliance at all times.

Environmental Regulation
The process of designing, developing and manufacturing our products can involve the use of harmful and dangerous chemicals and materials. The use and handling of these dangerous substances is subject to federal, state and local laws and regulations in all the countries in which we operate. In the U.S., Trinity is subject to the Toxic Substances Act (TSCA) and Pollution Prevention Act (PCA) under the auspices of the Environmental Protection Agency (EPA). In Europe, the key environmental policy is written into Articles 11 and 191 to 193 of the Treaty on the Functioning of the European Union (TFEU) and specifically the Regulation on the Registration, Evaluation, Authorisation and restriction of Chemicals (REACH) is the main EU law to protect human health and the environment from the risks that can be posed by chemicals. Failure to comply with these laws and regulations can result in financial penalties, restriction of operation and adverse publicity. The Trinity facility in Bray, Ireland is certified to ISO 14001. This is an internationally recognized standard for environmental management systems (EMS). This provides an externally assessed framework for improving resource usage, waste management and monitoring of environmental performance. Trinity uses their EMS to minimize environmental footprint and ensure compliance with relevant legal requirements.

C. Organizational Structure

Please refer to Note 31 to our audited consolidated financial statements (“Group Undertakings”) included elsewhere in this Annual Report for a listing of our significant subsidiaries, including name, country of incorporation, and proportion of ownership interest.

D. Property, Plants and Equipment

Our headquarters, manufacturing and research and development facilities as well as our sales offices are located in Bray Ireland. We have entered into a number of related party transactions with JRJ Investments (“JRJ”), a partnership currently owned by Mr Ronan O’Caoimh and Dr Walsh, directors of the Company, and directly with Mr O’Caoimh, to provide premises in Bray, Ireland. We entered into an agreement for a 25-year lease with JRJ effective from December 2003 for 15,780 square feet of offices at an annual rent of €381,000 (US$421,000). In 2007 we entered into a 25-year lease agreement with JRJ for a 43,860 square foot manufacturing facility in Bray, Ireland with an annual rent of €787,605 (US$869,000). Subsequent to the signing of this lease, the ownership of the building transferred from JRJ to Mr O’Caoimh solely. In 2016, we entered into a 10-year lease with Mr. O’Caoimh for a warehouse adjacent to our leased manufacturing facility in Bray, Ireland. The warehouse is 16,000 square feet with an annual rent of €144,000 (US$159,000). See Item 7 – Major Shareholders and Related Party Transactions.

We have six main manufacturing sites worldwide, five in the Americas (Buffalo and Jamestown, NY, Kansas City, MO, Wilsonville, OR and Extrema, Brazil), and one in Bray, Ireland. An additional facility is owned in Burlington, Canada which serves as a distribution centre and also carries out some research and development activities.

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

Trinity Biotech USA operates from a 25,610 square foot FDA registered facility in Jamestown, New York. The facility was purchased in 1994. Additional warehousing space is rented in Jamestown, New York at an annual rental charge of US$203,000. This lease expired in 2022 and is currently rented on a rolling month-to-month basis.

TRIB Biosensors Inc. operates from a 25,000 square foot facility in Wilsonville, Oregon. We took over the lease for this facility in January 2024 as part of the Waveform transaction. The lease expires in December 2024 and the annual rent is US$363,000.

Primus Corp. operates from a 39,000 square foot facility in Kansas City, Missouri and an adjacent 13,500 square foot facility mainly used for warehousing. The leases on these properties run until 2025 and 2027 with annual rents of US$137,000 and US$61,000 respectively.

Immco operates from a 31,731 square foot facility in Buffalo, New York. The lease for the site expires in 2034. The annual rent for the facility is US$405,000. An additional 5,120 square foot facility is owned by Trinity Biotech in Burlington, Canada.

A leased office and factory space in Acton, Massachusetts ceased to be part of Group operations in April 2023 as part of the sale of the Fitzgerald Industries life sciences supply business. The annual rent of this facility amounted to US$104,000.

Trinity Biotech Brazil operates from office and factory space is leased in Sao Paulo, Brazil and Extrema, Brazil. The leases on these properties run have an annual cost of US$11,000 and US$57,000 respectively.

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

Kansas City, Missouri – this site, where we intend to cease manufacturing in the next twelve months, is presently responsible for the manufacture of the Group’s haemoglobin range of products. It also carries out all of the Group’s haemoglobin R&D activities.

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

Principal Capital Expenditure and Divestitures

Our principal capital expenditure in the last three financial years has been on developing new products internally. The amount capitalized for development projects has been US$1.8 million, US$4.5 million, US$6.8 million, for years ended December 31, 2023, 2022 and 2021 respectively. In 2024, we expect the capital expenditure on development projects will be in the range US$8 million to US$10 million, primarily driven by the advancement of our CGM and biosensor technologies and the ongoing development of our haemoglobins product line.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Overview

We are commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. We develop, acquire, manufacture and market diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intend to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. We sell our products directly in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in approximately 100 countries worldwide. This discussion covers the years ended December 31, 2023 and December 31, 2022 and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

We have relied on an exemption under the SEC’s rules to prepare consolidated financial statements without a reconciliation to U.S. generally accepted accounting principles (“U.S. GAAP”) as at and for the three-year period ended December 31, 2023 as Trinity Biotech is a foreign private issuer and the financial statements have been prepared in accordance with IFRS as issued by the IASB.

Factors affecting our results

The global healthcare market is growing due to, among other reasons, lifestyle changes, the growing incidences of diabetes and other autoimmune and infectious diseases and as a consequence there is an increasing demand for rapid and continuous monitoring tests in a clinical and consumer environment.

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

The comparability of our financial results for the years ended December 31, 2023 and 2022 were impacted by impairment losses as a result of impairment reviews during the years ended December 31, 2023 and 2022 (See Item 18, Note 12).

For further information about the Group’s principal products, principal markets and competition please refer to Item 4, “Information on the Company”.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As reflected in the accompanying consolidated financial statements, for the years ended December 31, 2023 and 2022, we recorded a loss of US$24.0 million and a loss of US$41.0 million, respectively. In addition, for the years ended December 31, 2023 and 2022, we reported cash outflows of US$2.8 million and US$19.2 million, respectively. As of December 31, 2023, we had net current assets of US$24.0 million but had an accumulated deficit in equity attributable to the equity holders of the Company of US$23.9 million.

As part of the Waveform acquisition in January 2024, we entered into an amended credit agreement (“Amended Term Loan”) with Perceptive, our existing principal lender. Under this agreement, an additional US$22 million of funding has been made available to us, with US$12.5 million being used to acquire the Waveform assets. The remaining US$9.5 million was made available for general corporate purposes including for the further development of the CGM and biosensor technologies. The Amended Term Loan also provides for additional liquidity of up to US$6.5 million, that may be drawn down between April and December 2024, and can be used for general corporate purposes. The Amended Term Loan also immediately reduced the annual rate of interest on the loan by 2.5% with a further rate reduction once the outstanding principal under the Amended Term Loan falls below US$35 million. The Amended Term Loan matures in January 2026. This additional funding and access to additional liquidity, as required, allows the Group to expand on commercial opportunities, and fund ongoing corporate requirements. In April 2024 the Company drew down additional funding of US$6.5 million as prescribed in the Amended Term Loan agreement. This funding will be used for general corporate purposes, including the further development of our CGM offering.

The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments including the amendment and restatement of the term loan with Perceptive, the acquisition of Waveform assets, the divestiture of the Fitzgerald Industries life sciences supply business, and the success of the commercial launch of the Trinscreen HIV product in December 2023. Additionally, we have undertaken a number of initiatives aimed at improving the financial performance of the existing business by building on our existing revenue base and eliminating unnecessary overhead and complexity. There are no material debt maturities until 2026. Our directors believe that the Group will be able to continue its operations for at least the next 12 months from the date of this report, and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.

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

Impact of Covid-19 Pandemic

Sales volumes for PCR VTM products continued to decrease in 2023, down 58% on 2022 revenues due to a significant scaling down of PCR testing programs for COVID-19. The impact of COVID-19 in 2023 was otherwise insignificant on Group operations as quarantine restrictions were removed in most countries. Employees who worked remotely during large parts of the pandemic have returned to their respective offices, withs some hybrid working arrangements maintained. Health and safety policies implemented during the pandemic were relaxed where appropriate to allow for greater flexibility of Group operations without impacting employee health and safety.

As widespread public testing programmes for COVID-19 using PCR tests have largely been discontinued, we expect the amount of our COVID-19 portfolio of products as a percentage of total Group revenues to reduce further in 2024.

Year ended December 31, 2023 compared to the year ended December 31, 2022

Revenues – continuing operations

Our revenues from continuing operations for the year ended December 31, 2023 were US$56.8 million compared to revenues of US$62.5 million for the year ended December 31, 2022, which represents a decrease of US$5.7 million or 9.1%.

The decrease is mainly due to lower sales of our PCR Viral Transport Media (“VTM”) products (US$1.8 million), lower laboratory services revenue (US$1.8 million) following the loss of our transplant testing service contract and haemoglobins revenues were 8% lower due to the continued decrease in revenues for our legacy haemoglobinopathies product, the Ultra II instrument and due to the deferral of year end shipments of products at sub-optimal pricing as we renegotiated contract terms with a key customer in line with the new management team’s focus on profitability.

The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2023 US$’000	2022 US$’000	% Change
Revenues – continuing operations
Clinical laboratory goods	42,288	46,036	(8.1)%
Clinical laboratory services	5,453	7,272	(25.0)%
Point-of-Care	9,091	9,213	(1.3)%

	56,832	62,521	(9.1)%

Clinical Laboratory Goods

Clinical Laboratory goods revenues decreased by US$3.7 million in 2023, which represents a decrease of 8.1%. The decrease is mainly due to a decrease of US$1.8 million in sales for our COVID-19 VTM products as public health PCR testing programs for COVID-19 have largely been discontinued. We have retained the capability to flex manufacture volumes should market conditions warrant it. The remainder of the decrease in clinical laboratory goods revenues is largely due to our haemoglobin business, sales of which declined by 8% due to the continued downward trend in revenues for our legacy haemoglobinopathies product, the Ultra II instrument and due to the deferral of shipments in the fourth quarter of 2023 of products at sub-optimal pricing as we renegotiated contract terms with a key customer. In Q1, 2024, we agreed upon revised terms. Our replacement for the Ultra II instrument, the Premier Resolution, obtained FDA approval in August 2023.

Clinical Laboratory Services

Our New York reference laboratory offers laboratory-testing services for autoimmune disorders, such as Sjogren’s syndrome, hearing loss, celiac disease, lupus, rheumatoid arthritis and systemic sclerosis. Revenues for the laboratory decreased by 25.0% to US$5.5 million. The laboratory had provided transplant testing services to a local healthcare provider for a number of years, however in early 2023 that healthcare provider informed us that it was moving to a different service provider and this resulted in lost revenues for the laboratory beginning in the second quarter of 2023. This decrease was partly offset by higher services revenue for our proprietary Sjogren’s syndrome test which increased by 3% in 2023 compared to 2022.

Point-of-Care

Point-of-Care revenues decreased 1.3% from US$9.2 million in 2022 to US$9.1 million in 2023. There was a slight decrease in sales of HIV tests in Africa which was largely offset by an increase in revenues for the syphilis point-of-care test in U.S. Included in our HIV point-of-care revenues is US$0.4m for our new Trinscreen test, which commenced its first shipments in December 2023.

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2023 US$‘000	2022 US$‘000	% Change
Revenues for continuing operations
Americas	32,282	35,557	(9.2)%
Asia/Africa	18,909	20,401	(7.3)%
Europe	5,641	6,563	(14.0)%

Total	56,832	62,521	(9.1)%

In the Americas, revenues decreased US$3.3 million or 9.2%, mainly due to a US$1.8 million decrease in sales of our VTM products which were used in the COVID-19 testing programs in U.S. and Canada. The other main contributor to the drop in revenues in Americas was a US$1.8 million decrease in revenues for our New York laboratory due to the loss of a transplant testing service contract. Offsetting these decreases was strong growth in our haemoglobins business, particularly in Brazil, where revenues increased by 13% in 2023 compared to 2022.

In Asia/Africa, revenues decreased by 7.3%, or US$1.5 million compared to 2022. The decrease was primarily due to lower haemoglobins revenues in Asia. In 2022, there was particularly strong demand for our diabetes products in Asia with year-on-year revenue growth in 2022 of 36%, boosted by high instrument sales. Haemoglobins revenues in Asia decreased in 2023 compared to 2022 due to lower number of instruments sold and due to the deferral of year end shipments of haemoglobins products at sub-optimal pricing as we renegotiated contract terms with a key customer in line with our new management team’s focus on profitability.

In Europe, revenues decreased by US$0.9 million, or 14.0% compared to 2022. The decrease was mainly caused by lower demand from our main European haemoglobins distributor due to customer attrition in their installed base following tendering processes in Western Europe.

Cost of sales, gross profit and gross margin

Total cost of sales decreased by US$7.9 million from US$45.3 million for the year ended December 31, 2022 to US$37.4 million, for the year ended December 31, 2023, a decrease of 17.4%. This resulted in a gross profit for 2023 of US$19.5 million compared to a gross profit for 2022 of US$17.3 million. The gross margin of 34.2% in 2023 compares to a gross margin of 27.6% in 2022.

The gross profit for the year ended December 31, 2022 reflected significant excess inventory and obsolescence charges of US$4.7 million recorded in Q3 2022, consisting of VTM inventory write down (US$3.5 million) Tri-stat inventory write down (US$0.3 million) and other inventory write downs (US$0.9 million). The remainder of the reduction in gross margin in the year ended December 31, 2023 compared to year ended December 31, 2022 is largely due to sales mix changes, inflationary increases in the price of raw materials which cannot always be passed onto customers in the form of higher prices due to contract terms.

Other operating income

Other operating income decreased from US$0.3 million for the year ended December 31, 2022 to US$0.1 million for the year ended December 31, 2023. The other operating income for 2023 relates to a transition services agreement with the acquirer of Fitzgerald Industries. The income for 2022 consisted of government grants in relation to R&D activities and there was no equivalent in 2023.

Research and development expenses

Research and development expenses increased from US$4.1 million for the year ended December 31, 2022 to US$4.4 million for the year ended December 31, 2023, an increase of 6% mainly due to lower capitalisation of payroll costs into product development intangible assets.

Selling, general and administrative expenses

Selling, general and administrative expenses increased for the year ended December 31, 2023 by US$4.2 million to US$31.2 million when compared to the year ended December 31, 2022, representing an increase of 15.5%. A significant element of the US$4.2 million increase relates to:

i)
technical advisory, legal and professional fees were higher in 2023 compared to 2022 by US$1.6 million primarily due to costs associated with the acquisition of the biosensor assets of Waveform (which closed in January 2024) and other corporate development and corporate finance activities as we continue to assess strategic opportunities for inorganic growth and balance sheet optimization,

ii)	an increase of US$1.5 million in foreign exchange losses largely relating to the accounting requirement to mark to market euro-denominated lease liabilities for right-of-use assets, and

iii)	higher non-cash share-based payments expense of US$0.3 million mainly due to the full year effect of options granted in 2022.

Impairment charges

Impairment charges increased from US$5.8 million for the year ended December 31, 2022 to US$11.1 million for the year ended December 31, 2023. There are a number of factors taken into account in calculating the impairment, including the Company’s period-end share price, calculation of the cost of capital, and future projected cash flows for individual cash-generating units in the business. In addition, the Group examines individual development project assets for indicators of impairment.

The impairment charges for the year ended December 31, 2023 relate to Immco Diagnostics Inc (US$10.8 million) and Trinity Biotech Do Brasil (US$0.3 million). As the Company has previously reported, Immco’s laboratory had for a number of years provided transplant testing services to a local healthcare provider. However, in early 2023 that healthcare provider informed Immco that it was moving to a different service provider, and this resulted in lost revenues for the laboratory beginning in the second quarter of 2023. Additionally, the expected level of laboratory services revenue arising from its proposed partnership with imaware, Inc (“imaware”) did not materialise. As a result, Immco’s value in use, defined as the present value of its future cash flows, fell below the value of the carrying amount of its assets, other than inventories, accounts receivable, cash and cash equivalents and deferred tax assets as at June 30, 2023 (US$10.7 million) and at December 31, 2023 (US$0.1 million).

Included within the Immco impairment is a full impairment of the financial assets associated with the Group’s investment in imaware. To date the Group has paid US$0.7 million of a proposed US$1.5 million investment to imaware. As the investment agreement provided for a total investment of US$1.5 million, this amount was recognised in the balance sheet as at March 31, 2023. Given the uncertainty over the future of imaware’s performance and thus the value of this investment, management decided to impair the entire US$1.5 million at June 30, 2023. The Group has not to date paid the additional US$0.8 million to imaware which remains on our balance sheet as an accrued payable.

Similarly, Trinity Biotech do Brasil’s value in use was below the value of its relevant assets, and an impairment was provided for as at June 30, 2023 (US$0.1 million) and as at December 31, 2023 (US$0.2 million).

The impairment charges for the year ended December 31, 2022 related to impaired intangible assets relating to R&D projects (US$4.6 million) and impairment losses identified for three cash generating units, namely Trinity Biotech Do Brasil (US$0.5 million), Clark Laboratories Inc. (US$0.4 million) and Biopool US Inc (US$0.4 million). For further details, see Item 18, Notes 11, 12, 13 and 17.

Operating Loss

Operating loss for the year ended December 31, 2023 was US$27.0 million, compared to an operating loss of US$19.3 million in the year ended December 31, 2022. The higher loss was mainly attributable to decreased revenues, lower other operating income, higher impairment charges and higher indirect costs, partly offset by a higher gross margin.

Financial expenses

Financial expenses in the year ended December 31, 2023 were US$11.1 million compared to US$24.7 million in the year ended December 31, 2022, a decrease of US$13.6 million, broken down as follows:

	Year ended December 31, 2023	Year ended December 31, 2022
	US$m	US$m
Interest on senior secured term loan	8.4	9.8
Interest on convertible note	1.1	0.7
Penalty for early partial settlement of term loan	0.9	3.5
Lease interest	0.6	0.7
Loss on disposal of exchangeable notes	0.0	9.7
Interest on exchangeable notes	0.0	0.4
Other non-cash financial expense	0.0	0.1
Total	11.1	24.7

Note: table above contains rounded numbers

The decrease of US$13.6 million in 2023 compared to 2022 is mainly due to two material expenses incurred in the year ended December 31, 2022, which were a loss of US$9.7 million on the disposal of the Exchangeable Notes and an early repayment penalty of just under US$3.5 million.

Interest on the senior secured term loan, comprising cash and non-cash interest, decreased from US$9.8 million in 2022 to US$8.4 million for 2023 mainly due to a lower term loan balance, although this was partly offset by the impact of higher prevailing interest rates during 2023. Interest on the convertible note, comprising cash and non-cash interest, increased from US$0.7 million in 2022 to US$1.1 million in 2023 due to the full year effect (the convertible note was issued in Q2 2022). An early repayment penalty of US$0.9 million was incurred in Q2, 2023 because of an early partial settlement of the term loan of US$10.1 million. Interest on the exchangeable notes decreased from US$0.4 million in 2022 to US$8,000 in 2023 because 99.7% of the exchangeable notes were retired during Q1, 2022.

Financial income

Financial income for the year ended December 31, 2023 was US$1.2 million compared to US$0.3 million for the year ended December 31, 2022. In both years, the financial income related to a fair value adjustment for the derivative liability related to warrants granted to the Group’s principal lender.

Income tax credit

The Company recorded a tax credit on continuing operations of US$59,000 for the year ended December 31, 2023 compared to a tax credit of US$0.2 million for the year ended December 31, 2022. The 2023 tax credit consists of approximately US$264,000 of current tax charge and US$323,000 of a deferred tax credit. The 2022 tax credit consists of US$280,000 of current tax credit and US$86,000 of a deferred tax charge. For further details on the Group’s tax charge please refer to Item 18, Note 7 and Note 14 to the consolidated financial statements.

Loss before tax from continuing operations

The loss before tax for continuing operations for the year ended December 31, 2023 was US$36.9 million, in comparison to US$43.8 million for the year ended December 31, 2022.

Profit from discontinued operations

The discontinued operations comprise Fitzgerald Industries which was divested in April 2023 and the discontinued cardiac point-of-care business on the Meritas platform. Profit for the period from discontinued operations totalled US$12.9 million, largely attributable to the gain of US$12.7 million on the divesture of Fitzgerald Industries. The gain comprises proceeds of approximately US$30 million offset by transaction costs of US$1.3 million with net assets eliminated on disposal of US$16.3 million. For further details, see Item 18, Note 8.

Year ended December 31, 2022 compared to the year ended December 31, 2021

Revenues

Our revenues from continuing operations for the year ended December 31, 2022 were US$62.5 million compared to revenues of US$81.1 million for the year ended December 31, 2021, which represents a decrease of US$18.6 million or 23.0%.

The decrease is mainly due to lower sales of our PCR Viral Transport Media (“VTM”) products. In 2020-21, demand for VTM products was very strong with demand exceeding supply due to a limited worldwide manufacturing capacity. As the pandemic persisted, manufacturing capacity ramped up significantly with a consequent negative impact on selling prices.

The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2022 US$’000	2021 US$’000	% Change
Revenues – continuing operations
Clinical laboratory goods	46,036	62,884	(26.8)%
Clinical laboratory services	7,272	7,928	(8.3)%
Point-of-Care	9,213	10,337	(10.9)%

	62,521	81,149	(23.0)%

Clinical Laboratory Goods

Clinical Laboratory goods revenues decreased by US$16.8 million in 2022, which represents a decrease of 26.8%. The decrease is mainly due to lower sales of our PCR VTM product. While the outlook relating to COVID-19 products remains unpredictable, the Company has retained the capability to flex manufacturing volumes should market conditions warrant it.

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

Clinical Laboratory Services

Revenues for the laboratory decreased by 8.3% to US$7.3 million. While revenues for our proprietary Sjogren’s syndrome test increased by 11% compared to 2021 this was offset by a reduction in testing for other disorders due to customer attrition.

Point-of-Care

Point-of-Care revenues decreased from US$10.3 million in 2021 to US$9.2 million in 2022, a decrease of US$1.1 million or 10.9%. This decrease reflected significant non-recurring bulk orders of HIV tests from Nigeria in 2021.

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2022 US$‘000	2021 US$‘000	% Change
Revenues – continuing operations
Americas	35,557	52,779	(32.6)%
Asia/Africa	20,401	21,402	(4.7)%
Europe	6,563	6,968	(5.8)%

Total	62,521	81,149	(23.0)%

In the Americas, revenues decreased by US$17.2 million or 32.6% mainly due to decreased sales of our VTM products which were used in the COVID-19 testing programs in U.S. and Canada.

In Asia/Africa, revenues decreased by 4.7%, or US$1.0 million compared to 2021. The decrease is mainly due to lower Point-of-Care revenues in Africa reflecting significant non-recurring bulk orders of HIV tests from Nigeria in 2021 and lower sales of infectious diseases products to China due to strict public health quarantines which limited patients’ ability to visit hospitals and clinics to get tested for diseases. This was largely offset by an increase in haemoglobins revenues in Asia. There was particularly strong demand for our diabetes products in Asia with year-on-year revenue growth of 36%. We continue to scale our commercial coverage in these markets where the increase in the incidence of diabetes and propensity for haemoglobin variants was at some of its highest rates and our boronate affinity technology has a particular competitive advantage.

In Europe, revenues decreased by US$0.4 million, or 5.8% compared to 2021. There were decreased revenues for autoimmune and clinical chemistry products, with the latter being caused by supply chain issues for a key raw material which limited our production output of the oxalate and G6PDH products. These decreases were largely offset by strong European demand for our haemoglobins products.

Cost of sales, gross profit and gross margin

Total cost of sales decreased by US$2.4 million from US$47.7 million for the year ended December 31, 2021 to US$45.3 million, for the year ended December 31, 2022, a decrease of 5.1%. This resulted in a gross profit for 2022 of US$17.3 million compared to a gross profit for 2021 of US$33.5 million. Our gross margin was 27.6% in 2022 compared to a gross margin of 41.2% in 2021.

The gross profit for the year ended December 31, 2022 reflects significant excess inventory and obsolescence charges of US$4.7m recorded in Q3 2022, consisting of the following:

i.
VTM inventory write down (US$3.5 million) – as disclosed previously, we did not see any evidence during the winter season of 2022-23 of significant peaks in demand for VTM products. This led management to revisit our strategy of maintaining significant levels of raw materials inventory to meet demand peaks. Consequently, the value of inventory was written down in Q3, 2022 to our estimate of its net realisable value.

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

Other operating income

Other operating income decreased from US$4.4 million in the year ended December 31, 2021 to US$0.3 million in the year ended December 31, 2022. Other operating income in 2022 consist of government grants for R&D activities. In 2021, the US$4.4 million of Other operating income related to loan funding received in 2020 and 2021 under the U.S. government’s Paycheck Protection Program (“PPP”). Five PPP loans received by the Company in 2020-21, totalling US$4.4 million, were forgiven during year ended December 31, 2021 and were therefore recognised as income in 2021. No funding was received under the U.S. government’s PPP program in the year ended December 31, 2022.

Research and development expenses

Research and development expenses declined from US$4.5 million in the year ended December 31, 2021 to US$4.1 million when compared to the year ended December 31, 2022, a decrease of 8.0% mainly due to our lower headcount.

Selling, general and administrative expenses

Selling, general and administrative (SG&A) expenses increased from US$22.5 million in the year ended December 31, 2021 to US$27.0 million in the year ended December 31, 2022, an increase of US$4.5 million or 19.9%. The main reasons for this increase are as follows:

o
The share-based payments expense was US$0.7m higher in 2022 compared to 2021, mainly due to share options granted during 2022. The majority of the options granted in 2022 are performance options and are structured such that they are exercisable only if the market price for Company’s ADSs exceeds certain levels ($15.00, $20.00 and $25.00 per ADS) during the life of the option. These performance share options align the goals of our team and our shareholders in the creation of shareholder value.

o
With the lifting of COVID-related travel restrictions, we tasked our sales and marketing teams to increase travel to customers and trade shows as we continued to revitalise our sales activities. Similarly, some key functional leaders based in Ireland resumed visits to our overseas facilities as we sought to drive operational efficiencies. All of this led to an approximately US$1.1 million increase in travel and promotional costs in 2022.

o
Due diligence and other legal and professional fees increased by approximately US$0.8 million in 2022 as we took an active, but disciplined, approach to pursuing a pipeline of attractive M&A opportunities.

o	Non-recurring professional fees, primarily associated with the debt refinancing, of US$0.6 million were expensed in 2022.

o	Increased expected credit loss on trade receivables, with the majority of the increase due to one distributor.

o	Higher recruitment fees in 2022 due to the hiring of senior management personnel.

Impairment charges

We recognised impairment charges of US$5.8 million in the year ended December 31, 2022, compared to US$6.9 million for the year ended December 31, 2021.

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

o
Tri-stat instrument (impairment charge US$1.0 million) - following a strategic review of the Tri-stat instrument, it was decided that Tri-stat sales would be restricted to certain targeted partnerships, and this led to an impairment in the carrying value of the Tri-stat intangible asset.

o
COVID-19 antigen test on a rapid lateral flow format (impairment charge US$2.2 million) - this test was approved for professional use in the EU. However, the demand for our COVID-19 portfolio of products was highly uncertain and very difficult to predict and in our experience the market has moved to over the counter (“OTC”) rapid COVID-19 tests, for which this product was not approved. As such the Company’s efforts to commercialise this test were unsuccessful. In addition, pricing for rapid COVID-19 tests in the EU is relatively weak, with stronger pricing available in, for example, the U.S. market, for which this product is not yet approved. Given the market outlook for rapid COVID-19 testing products and continued uncertainty regarding regulatory approval pathways in key markets, including the U.S., management chose not to immediately pursue further regulatory approvals but does intend to monitor these markets and regulatory pathways with a view to potentially seeking additional regulatory approvals. As we have no imminent plans to pursue these regulatory approvals, under IFRS accounting rules these intangible assets were written down to zero.

o	COVID-19 test on an ELISA format (impairment charge US$0.1 million) – this development project was written off because the market changed and there was no demand for a test based on this format.

The impairment test on our cash-generating units performed as at June 30, 2022, identified an impairment loss of US$0.5 million in two cash-generating units, namely Biopool US Inc and Trinity Biotech Do Brasil. The impairment test on our cash-generating units performed as at December 31, 2022 identified an impairment loss of US$0.7 million in two cash-generating units, namely Clark Laboratories Inc and Trinity Biotech Do Brasil. For further details, see Item 18, Notes 11, 12 and 17.

Operating Loss

Operating loss for the year ended December 31, 2022 was US$19.3 million, compared to an operating profit of US$3.9 million in the year ended December 31, 2021. The reduction in profitability was mainly attributable to decreased revenues, lower gross margin, lower other operating income and higher indirect costs, partly offset by lower impairment charges.

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

Note: table contains rounded numbers

Financial expenses in the year ended December 31, 2022 were US$24.7 million compared to US$7.1 million in the year ended December 31, 2021, an increase of US$17.6 million. The increase is mainly due to two material non-recurring expenses incurred in 2022.

Firstly, we recorded a loss of US$9.7 million on the disposal of the exchangeable notes. In January 2022, we retired approximately US$99.7 million of the exchangeable notes. The accounting measure of total consideration for the retirement of the exchangeable Notes was US$92.9 million, consisting of cash consideration of US$86.7 million and the issuance of ADSs with a market value at the date of issue of US$6.2 million. The exchangeable notes were treated as a host debt instrument under IFRS with embedded derivatives attached. The embedded derivatives related to a number of put and call options which were measured at fair value in the Consolidated statement of operations. On initial recognition in 2015, the host debt instrument was recognised at the residual value of the total net proceeds of the bond issue less fair value of the embedded derivatives. Subsequently, the host debt instrument was measured at amortised cost using the effective interest rate method. At date of disposal, the carrying value of the extinguished exchangeable notes was US$83.2 million. As the IFRS measure of consideration was higher by US$9.7 million, the resulting loss on disposal was recorded as a once-off charge in the consolidated statement of operations in the year ended December 31, 2022.

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

Income tax credit

The Company recorded a tax credit on continuing operations of US$0.2 million for the year ended December 31, 2022 compared to a tax credit of US$0.1 million for the year ended December 31, 2021. The 2022 tax credit consists of US$0.3 million of current tax credit and US$0.1 million of a deferred tax charge. The 2021 tax credit consists of US$0.1 million of current tax credit and US$0.04 million of a deferred tax charge. For further details on the Group’s tax charge please refer to Item 18, Note 7 and Note 14 to the consolidated financial statements.

Loss from continuing operations

The loss for the year from continuing operations was US$43.6 million in 2022 compared to US$1.9 million in 2021.

Profit from discontinued operations

Expenses, gains and losses relating to the discontinuation of the Fitzgerald Industries business (disposed in 2023) and the cardiac point-of-care tests operation (ceased in 2016) have been eliminated from profit or loss from the Group’s continuing operations and are shown as a single line item in the Statement of Operations. The profit on discontinued operations was US$2.6 million in the year ended December 31, 2022 (2021: US$2.7 million). For further details, see Item 18, Note 8.

B.	Liquidity and Capital Resources

The Group’s capital structure is a mixture of debt and equity. In February 2023, we announced that we had entered into an amended and restated senior secured term loan credit facility to allow for an immediate US$5 million increase to the outstanding term loan. In April 2023, we announced that we had closed the sale of our Fitzgerald Industries life sciences supply business, for cash proceeds of approximately US$30 million subject to customary adjustments. We used approximately US$11 million of the proceeds of this sale to repay approximately US$10.1 million of the senior secured debt held by Perceptive plus we incurred an approximately US$0.9 million early repayment penalty.

Exchangeable notes

The Group originally issued US$115.0 million of 30-year exchangeable senior notes in 2015. The notes are senior unsecured obligations and accrue interest at an annual rate of 4%, payable semi-annually in arrears. In August 2018, the Group purchased US$15.1 million of the exchangeable notes. The nominal amount of the debt since this purchase had been US$99.9 million. The notes are convertible into ordinary shares of the parent entity at the applicable exchange rate, at any time prior to the close of business on the second business day immediately preceding the maturity date, at the option of the holder, or repayable on April 1, 2045. The conversion rate is 9.422 ADSs per US$1,000 principal amount of notes, equivalent to an exchange price of approximately US$109.40 per ADS. In February 2024, the Company adjusted its ADS ratio from 1 ADS: 4 ordinary shares to 1 ADS: 20 ordinary shares. The ADS amounts in this paragraph reflect this change. The notes include a number of non-financial covenants, all of which were complied with at December 31, 2023.

In December 2021, we entered into agreements with five holders of the exchangeable notes for the repurchase of approximately 99.7% of the outstanding notes. The agreements were conditioned on certain lending conditions being met and required shareholder approval, which was obtained in January 2022. In January 2022, we paid approximately US$86.7 million to the five note holders, using funds from a new term loan from Perceptive and our own cash resources. We also issued a total of 1.06 million ADSs to the five note holders as partial consideration for the exchange of the notes. The remaining outstanding amount owing for exchangeable notes at December 31, 2023 was US$210,000.

Term loan with Perceptive

In December 2021, we entered into a US$81.3 million senior secured term loan credit facility with Perceptive. The term loan was drawn down in January 2022. The loan will mature in January 2026 and initially accrued interest at an annual rate equal to 11.25% plus the greater of (a) one-month LIBOR (later changed to the Term SOFR Reference Rate effective from October 28, 2022) and (b) one percent per annum, and interest is payable monthly in arrears in cash. The term loan does not require any amortization, and the entire unpaid balance will be payable upon maturity. The term loan can be repaid, in part or in full, at a premium before the end of the four-year term.

In connection with the term loan, we agreed to issue warrants to Perceptive for 500,000 of our ADSs. The per ADS exercise price of the Warrants was US$6.50 (subsequently amended in 2023 and again in 2024). The warrants are exercisable, in whole or part, until the seventh anniversary of the date of drawdown of the funding under the term loan.

The Company made an early partial settlement of the term loan of US$34.5 million in May 2022 and in accordance with the term loan’s credit agreement, there was an early repayment penalty of US$3.45 million. In February 2023, we announced that we had entered into an amended and restated senior secured term loan credit facility to allow for an immediate US$5 million increase to the outstanding Term Loan. In April 27, 2023, we used approximately US$11 million of the proceeds of the sale of Fitzgerald Industries to repay approximately US$10.1 million of the senior secured debt held by Perceptive plus an approximately US$0.9 million early repayment penalty.

The outstanding amount owing for the term loan at December 31, 2023 is US$41.7 million.

In January 2024, we closed the acquisition of the Waveform CGM assets and liabilities and in connection with that acquisition, we drew down additional funding from Perceptive of US$22 million under an amended Credit Agreement. The amended Credit Agreement also provided for a further US$6.5 million facility that may be drawn down by the Company between April and December 2024. In April 2024 the Company drew down the additional funding of US$6.5 million as prescribed in the Amended Term Loan agreement. This funding will be used for general corporate purposes, including the further development of our CGM offering.

The amended agreement also immediately reduced the annual rate of interest on the loan by 2.5% to 8.75% (the “Base Rate”) plus the greater of (a) Term Secured Overnight Financing Rate (SOFR) or (b) 4.0% per annum, and allows for a further 2.5% reduction in the Base Rate to 6.25% once the outstanding principal under the Amended Term Loan falls below $35 million. Additionally, the early repayment penalty was reduced from a range of 8% to 7% to 4.0% to 3.5%, dependent on timing of early repayment, and reduces the revenue covenants.

Under the Amended Term loan, we are subject to a number of covenants and obligations. Perceptive temporarily reduced the aggregate unrestricted cash covenant to US$2.0 million for the period up to and including April 30, 2024.

Investment from MiCo IVD Holdings, LLC

In May 2022, the Company announced a US$45.2 million investment from MiCo IVD Holdings, LLC. The investment consisted of an equity investment of US$25.2 million and a seven-year, unsecured junior convertible note of US$20.0 million. The convertible note has an interest rate of 1.5% and interest is payable quarterly. The convertible note mandatorily converts into ADSs if the volume weighted average price of our ADSs is at or above US$12.96 for any five consecutive NASDAQ trading days.

Leases

The Group entered into sale and leaseback arrangements in 2018 with Allied Irish Bank and Wells Fargo. In January 2022, the Group settled its outstanding lease liability with Allied Irish Bank. During 2023, the lease term on the Wells Fargo agreement came to an end and the lease was not renewed. The Group also has lease liabilities relating to right-of-use assets with lease maturities between 1 and 10 years.

Cash and cash equivalents

At December 31, 2023, the cash and cash equivalents balance was US$3.7 million. In the future, the amount of cash generated from operations will depend on a number of factors which include the following:

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

Liquidity

In our directors’ opinion, we will have access to sufficient funds to support its existing operations for at least the next 12 months by utilising existing cash resources and cash generated from operations and external financing. The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments.

We have incurred net losses and negative cash flows from operating activities in the past two years and we may not be able to achieve or maintain profitability or positive cash flow in the future. We have incurred losses of US$24.0 million and US$41.0 million in the years ended December 31, 2023 and 2022, respectively and had negative cash flows from operating activities of US$11.6 million and US$921 thousand, respectively.

We expect to continue as a going concern. Our ability to continue as a going concern depends on our ability to generate cash flows from operations and to conduct adequate financing activities. We believe that we have access to sufficient cash reserves for our operating needs for at least the next twelve months from the date of this Annual Report. However, if negative cash flow from operating activities persists in the long run, cash resources may become insufficient to satisfy our on-going cash requirements.

Additional funding may not be available on acceptable terms, or at all. In addition, we may not be able to access a portion of our existing cash, cash equivalents and investments due to market conditions. Further, as a result of geopolitical and macroeconomic events, including the Israel-Hamas and Russia-Ukraine wars, the global credit and financial markets have experienced volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly or more dilutive.

Expansion into new businesses may present operating and marketing challenges different from those we currently encounter, and we cannot assure that new business initiatives will be successful enough to justify the time, effort, and resources that we devote to them or ultimately achieve profitability.

Cash Flows

As at December 31, 2023, our consolidated cash and cash equivalents were US$3.7 million. The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities.

	Year ended December 31,
	2023 US$‘000	2022 US$‘000
Net cash used in operating activities	(11,557)	(921)
Net cash inflow / (outflow) from investing activities	24,756	(5,977)
Net cash outflow from financing activities	(16,042)	(12,322)

Net decrease in cash and cash equivalents and short-term investments	(2,843)	(19,220)

Operating Activities

Net cash used in operating activities for the year ended December 31, 2023 amounted to US$11.6 million (2022: US$0.9 million), a decrease in cash generated of US$10.6 million. The decrease in net cash generated from operating activities of US$10.6 million is attributable to a decrease in operating cash flows before changes in working capital of US$9.9 million and an increase in working capital outflows of US$1.0 million, partially offset by an increase in taxes received of US$0.3 million. The decrease in operating cash flows before changes in working capital is primarily driven by a higher operating loss compared to the prior year.

Investing Activities

Net cash inflows from investing activities for the year ended December 31, 2023 amounted to US$24.8 million (2022: US$6.0 million) which were principally made up as follows:

•
Payments to acquire intangible assets of US$1.9 million (2022: US$4.9 million), which principally related to development expenditure capitalised as part of the Group’s on-going product development activities;

•	Payments to acquire financial assets of US$0.7 million (2022: Nil), which relates to an investment in imaware Inc, which was subsequently fully impaired;
•	Acquisition of property, plant and equipment of US$0.8 million (2022: US$1.1 million) incurred as part of the Group’s investment programme for its manufacturing and distributing activities; and,
•	Proceeds from the sale of a business of US$28.2 million (2022: Nil), which solely relates to the proceeds (net of transactions costs) from the sale of Fitzgerald Industries.

Financing Activities

Net cash outflows from financing activities for the year ended December 31, 2023 amounted to US$16.0 million (2022: US$12.3 million). This outflow is due to the partial early repayment of the term loan US$10.1 million, plus early payment penalty of US$0.9 million, payments for lease liabilities of US$2.3 million, interest payments of US$7.6 million, partly offset by the draw down of the term loan of US$5.0 million. In 2022 the net outflow related to the payment of US$86.7 million for the retirement of the exchangeable notes, the partial early settlement of the term loan plus a penalty of US$38.0 million, payments for lease liabilities of US$2.8 million, interest payments of US$7.9 million, refinancing costs US$2.4 million, partly offset by proceeds of issuance of shares of US$25.3 million and the draw down of the term loan of US$80.0 million (net of associated costs) and proceeds of US$20 million from the convertible note issued to MiCo.

C.	Research and Development, Patents and Licences, etc.

For information on research and development, patents and licences see “Item 4. Information on the Company—Item 4.B Business overview.”

D.	Trend Information

For a discussion of trends, see Item 4.B—Business Overview, Item 5.A—Operating Results and Item 5.B—Liquidity and Capital Resources.

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

Some contracts oblige the Group to ship product to the customer ahead of the agreed payment schedule. For these shipments, a contract asset is recognised when control over the goods has transferred to the customer. The financing component is insignificant as invoicing for these shipments occurs within a short period of time after shipment has occurred and typically standard 30-day credit terms apply. Some contracts could be regarded as offering the customer a right of return. Due to the uncertainty of the magnitude and likelihood of product returns, there is a level of estimation involved in assessing the amount of revenue to be recognized for these types of contracts. In accordance with IFRS 15, when estimating the effect of an uncertainty on an amount of variable consideration to which the Group will be entitled, all information that is reasonably available, including historical, current and forecast, is considered.

The Group operates a licenced referenced laboratory in the U.S. which provides testing services to institutional customers and insurance companies. In the U.S., there are rules requiring all insurance companies to be billed the same amount per test. However, the amount that each insurance company pays for a particular test varies according to their own internal policies and this can typically be considerably less than the amount invoiced. We recognise lab services revenue for insurance companies by taking the invoiced amount and reducing it by an estimated percentage based on historical payment data. We review the percentage reduction annually based on the latest data. As a practical expedient, and in accordance with IFRS, we apply a portfolio approach to the insurance companies as they have similar characteristics. We judge that the effect on the financial statements of using a portfolio approach for the insurance companies will not differ materially from applying IFRS 15 to the individual contracts within that portfolio.

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

In obtaining these contracts, the Group incurs a number of incremental costs, such as sales bonus paid to sales staff, commissions paid to distributors and royalty payments. As the amortisation period of these costs, if capitalised, would be less than one year, the Group makes use of the practical expedient in IFRS 15.94 and expenses them as they incur.

A receivable is recognised when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

The Group’s obligation to provide a refund for faulty products under the standard warranty terms is recognised as a provision, see Note 22 for details.

Research and development expenditures – capitalized development costs

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

Factors which impact our judgement to capitalise certain research and development expenditure include the degree of regulatory approval for products and the results of any market research to determine the likely future commercial success of products being developed. We review these factors each year to determine whether our previous estimates as to feasibility, viability and recovery should be changed. At December 31, 2023 the carrying value of capitalised development costs was US$15.1 million (2022: US$17.0 million) (see Item 18, Note 12 to the consolidated financial statements). The decrease in 2023 was mainly due to impairment charges of US$2.9 million and amortization of US$0.8 million partly offset by additions of US$1.8 million.

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

Goodwill and other intangibles are subject to impairment testing on a periodic basis. The recoverable amount of our seven cash-generating units (“CGUs”) is determined based on a value-in-use computation. The value-in-use calculations use cash flow projections based on the 2024 projections for each CGU and a further four years projections using estimated revenue and cost average growth rates of between 0% and 5%. At the end of the five-year forecast period, terminal values for each CGU, based on a long term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The pre-tax discount rates used range from 15% to 22% (2022: 16% to 24%). Refer to Item 18, Note 12 for further information.

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

Impairment charges increased from US$5.8 million for the year ended December 31, 2022 to US$11.1 million for the year ended December 31, 2023. The impairment charges for the year ended December 31, 2023 relate to Immco (US$10.8 million) and Trinity Biotech Do Brasil (US$0.3 million). Immco’s laboratory has for a number of years provided transplant testing services to a local healthcare provider. However, in early 2023 that healthcare provider informed Immco that it was moving to a different service provider, and this resulted in lost revenues for the laboratory beginning in the second quarter of 2023. The impairment loss for the financial asset of US$1.5 million also relates to Immco’s laboratory. The Group invested US$1.5 million in a strategic partnership with imaware Inc (“imaware”) that aimed to combine their built-to-partner digital health platform with Trinity Biotech’s advanced reference laboratory facilities to power the Digital Health Industry with at-home and remote testing programs. Given the uncertainty over the future of imaware’s performance and the value of this investment, the Group recognised an impairment loss for the investment of US$1.5 million in the year ended December 31, 2023 and this impairment loss was recorded in Trinity Biotech Manufacturing Ltd as this was the CGU that made the investment.

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and the following sensitivity analysis has been performed:

•
In the event that there was a reduction of 10% in the assumed level of future growth in revenue growth rate, which would represent a reasonably likely range of outcomes, there would be no additional impairment loss recorded at December 31, 2023.

•
In the event there was a 10% increase in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be no additional impairment loss recorded at December 31, 2023.

In year ended December 31, 2022, impairment loss was identified for three CGUs and, there were also specific impairment charges recorded to write down the carrying value of four development projects to zero. These were recorded in intangible assets. The four impairments related to the Tri-stat instrument (US$1.0 million impairment charge), autoimmune smart reader (US$1.3 million), COVID-19 ELISA format assay (US$0.1 million) and COVID-19 rapid antigen test (US$2.2 million). Refer to Item 18, Note 12 for further information.

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and adjust our inventory provision based on our estimates of expected losses. We write off inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2023, 2022 or 2021 which would have an impact on the carrying values of inventory during those periods, except as discussed below. At December 31, 2023 our allowance for slow moving and obsolete inventory was US$11.3 million which represents approximately 36.3% of gross inventory value. At December 31, 2022 our allowance for slow moving and obsolete inventory was US$16.3 million, which represented approximately 42.0% of gross inventory value and at December 31, 2021 the provision was US$12.1 million, or approximately 29.3% of gross inventory value (see Item 18, Note 16 to the consolidated financial statements).

The allowance for slow moving and obsolete inventory has decreased by US$5 million between 2022 and 2023 primarily due to the disposal of Fitzgerald Industries, with slight off-set as a result of an increase in the provision for VTM products due to a fall-off in demand, and due to additional provisioning in relation to Tri-stat inventory.

Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$0.6 million at December 31, 2023 (2022: US$0.8 million) (2021: US$0.8 million) would result.

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

Senior secured term loan and related derivative balances

In 2022, we completed the drawdown of a senior secured term loan credit facility with Perceptive. The term loan is represented by three separate balances in our balance sheet. Firstly, included in long term liabilities is a senior secured term loan balance, which, at initial recognition, comprised the principal loan amount of US$81.3 million less loan origination costs of US$3.6 million, less two derivative financial balances totalling US$1.7 million. This balance was reduced by an early partial payment of the loan of US$34.5 million in early 2022. In early 2023, we completed a drawdown of US$5 million of additional funding on the term loan, and subsequently, in quarter two of 2023, repaid US$10 million against the loan on the back of the sale of Fitzgerald Industries. The other two balances are a derivative financial asset and a derivative financial liability, and these were initially recognised at fair value under IFRS 9. The derivative financial asset is valued at US$0.2 million at December 31, 2023 (2022: US$0.1 million and represents an estimate of the value to the Company of being able to repay the term loan early and potentially refinance at lower interest rate. The derivative financial liability is valued at US$0.5 million at December 31, 2023 (2022: US$1.6 Million) and represents the fair value of the warrants issued to Perceptive. As part of the Credit Agreement, the Company agreed to issue warrants to Perceptive for 500,000 of the Company’s ADSs. The initial per ADS exercise price of the warrants was US$6.50, this was revised to US$5.36 in 2023. The warrants are exercisable, in whole or part, until the seventh anniversary of the date of drawdown of the funding under the term loan.

In connection with the acquisition of the Waveform assets, the Company entered an amended credit agreement in January 2024 with Perceptive. Under the revised agreement, an additional US$22 million of funding drawn down, with US$12.5 million being used to acquire the Waveform assets. The remaining US$9.5 million is intended to be used for general corporate purposes including for the further development of the CGM and biosensor technologies. In addition, the amended agreement provides for additional liquidity of up to US$6.5 million, that may be drawn down between April and December 2024, and can be used for general corporate purposes, thereby providing further liquidity to fund the development of the CGM and biosensor technologies. In April 2024 the Company drew down the additional funding of US$6.5 million as prescribed in the Amended Term Loan agreement. This funding will be used for general corporate purposes, including the further development of our CGM offering.

The amended agreement also immediately reduced the annual rate of interest on the loan by 2.5% to 8.75% (the “Base Rate”) plus the greater of (a) Term Secured Overnight Financing Rate (SOFR) or (b) 4.0% per annum, and allows for a further 2.5% reduction in the Base Rate to 6.25% once the outstanding principal under the Amended Term Loan falls below $35 million. Additionally, the early repayment penalty was reduced from a range of 8% to 7% to 4.0% to 3.5%, dependent on timing of early repayment, and reduces the revenue covenants. The term loan matures in January 2026.

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

Directors and Senior Management

Name	Age	Title
Directors
John Gillard	43	Director, President and Chief Executive Officer
Ronan O’Caoimh	68	Director, Founder & Executive Advisor
Jim Walsh, PhD	65	Executive Director of Business Development
Tom Lindsay	66	Independent Director
Andrew Omidvar PhD,MBA	68	Independent Director

Senior Management
Ian Wells, PhD	55	Vice President of Quality and Regulatory Affairs
Simon Dunne	50	Chief Accounting Officer
Gary Keating, PhD	51	Chief Technology Officer
Des Fitzgerald	34	Interim Chief Financial Officer,
Eibhlín Kelly	40	Chief Information Officer
Colm Molloy	53	Group Director of Human Resources and Culture
John Mee	60	Global Supply Chain Director
Jacqueline O’Neill	51	Director of Operations
Mícheál Roche	64	Vice President of Global Health

Changes in Executive Officers and Board composition

John Gillard succeeded Aris Kekedjian who resigned as Chief Executive Officer and as a member of the Trinity Board of Directors effective December 17, 2023. Des Fitzgerald, who has served as our Director of Corporate Development since October 2022, was promoted to Interim Chief Financial Officer, succeeding Mr. Gillard in that role. Andrew Omidvar joined the Board of Trinity Biotech in December 2023.

The executive officer Nick O’Hare, Vice President of Global Commercial Operations and International Sales, left the Company during 2023.

Directors

John Gillard, Director, President and Chief Executive Officer, joined Trinity Biotech in November 2020 as Chief Financial Officer, Secretary to the Board of Directors and was appointed to the Board as Executive Director. Mr. Gillard assumed the role of CEO and President of Trinity Biotech in December 2023. Mr. Gillard is both a Chartered Accountant and Chartered Tax Advisor, having trained at PWC. Prior to joining Trinity Biotech, Mr. Gillard held a number of senior financial roles including from 2012 to 2016 at Alphabet Inc./Google, and from Nov 2016 to May 2020 at ION Investment Group. From June 2020 until November 2020, Mr. Gillard also acted as a business consultant. Mr. Gillard holds a Bachelor of Commerce degree from the National University of Ireland Galway and a Masters degree in Accounting from University College Dublin.

Ronan O’Caoimh, Director, Founder & Executive Advisor, co-founded Trinity Biotech in June 1992 and acted as Chief Financial Officer until March 1994 when he became Chief Executive Officer. He was also elected Chairman in May 1995. On May 3, 2022, Mr. O’Caoimh stepped down as Chairman and was replaced as Chairman by Seon Kyu Jeon. On October 3, 2022, Mr O’Caoimh stepped down as Chief Executive Officer. Prior to joining Trinity Biotech, Mr O’Caoimh was Managing Director of Noctech Limited, an Irish diagnostics company. Mr O’Caoimh was Finance Director of Noctech Limited from 1988 until January 1991 when he became Managing Director. Mr O’Caoimh holds a Bachelor of Commerce degree from University College Dublin. On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by a management agreement with Darnick Company. This arrangement ceased with effect from December 31, 2018 with Ronan O’Caoimh returning as an employee of the Company.

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

Tom Lindsay, Independent Director, joined the Board as a non-executive director in October 2022. Mr. Lindsay has more than 35 years of sales and marketing leadership experience in the global medical diagnostics industry and was President of Alere Inc’s (now Abbotts’s) business in Africa for many years. Most recently, Mr Lindsay has provided consultancy services to several international in vitro diagnostics businesses. He currently serves as a non-executive director for Genedrive plc, a rapid, low-cost molecular diagnostics platform for the identification and treatment of a selection of infectious diseases.

Andrew Omidvar, Independent Director joined the Board of Trinity Biotech in October 2023. With over twenty-five years of experience leading cross-functional teams to deliver cutting edge technology solutions in a variety of industries. He brings experience in development and product support for data and AI based systems in the medical device industry. Most recently Dr. Omidvar served as Vice President of Government R&D and Enterprise for Philips.

Senior management

Ian Wells, Vice President of Quality and Regulatory Affairs, has served as Vice President of Quality and Regulatory Affairs since September 2022. Prior to joining Trinity Biotech Dr Wells held the position of VP Quality & Regulatory with Werfen OEM from September 2019 to September 2022. Dr. Wells has more than 30 years’ experience in the health care sector having worked in R&D, Operations and Quality/Regulatory for Zeneca, Johnson & Johnson, Ortho Clinical Diagnostics and Werfen. Dr. Wells graduated from Plymouth University and Technical University of Vienna with a BSc. in Chemistry (1993) and a PhD. in Chemometrics and Molecular Spectroscopy (1996). He is the co-author of Transforming Quality Organisations (published by BEP LLC, New York, April 2023).

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

Gary Keating, Chief Technology Officer, joined us in October 2022. Dr Keating graduated from the University of Ulster at Jordanstown with a BSc in Applied Biochemical Sciences and pursued his interest in biosensors in Prof Richard O’Kennedy’s Applied Biochemistry group at DCU, where he worked on the development of antibody-based optical biosensors for the detection of small drug molecules.  Dr Keating earned his PhD in 1998; the external examiner for his doctorate was Prof George Guilbault, who described the first amperometric glucose electrode.  Prior to joining Trinity Biotech, Dr Keating held the position of CTO with Hibergene Diagnostics Ltd. from October 2014 to August 2022. Previous to Hibergene, Dr Keating held a range of technical leadership roles in start-up and multinational diagnostics companies, including Transfer Manager at Abbott Diagnostics and R&D Manager at Diasorin Ireland.

Eibhlín Kelly, Chief Information Officer, has served as our Chief Information Officer since September 2015. Previously, she served as Customer Services Manager at Lynq Limited between 2011 and 2015, and Service Delivery/Support Manager at Trinity Biotech between 2005 and 2011. She graduated with an honour’s degree in Business Information Systems Development from Dublin Institute of Technology.

Colm Molloy, Group Director of Human Resources and Culture, has over 30 years Human Resources and training experience and joined Trinity Biotech in January 2021. Prior to joining Trinity Biotech, he served as Head of Human Resources with Nuritas, a biotechnology company from June 2019 to July 2020. His previous roles included HR Director at Storm Technology from March 2015 to June 2019 and Head of Human Resources at Grant Thornton Ireland from 2011 to 2015. He is a Fellow of the Chartered Institute of Personnel and Development (CIPD) and a Graduate of the Marketing Institute of Ireland.

John Mee, Global Supply Chain Director has served in this position since joining us in August 2022. Previous positions include Director of Supply Chain and Operations Consulting Services for EY from February 2021 to July 2022, Global Supply Planning Director for Grifols from June 2020 to October 2020 and Business Analytics Manager with Glanbia Ireland from January 2019 to June 2020.

Prior to that John has held senior Supply Chain positions in Ireland and internationally. John holds an MSc in Supply Chain Management, an MSc in Manufacturing 4.0, a BSc in Data Analytics, is a qualified auditor (BS5750 Part 2), and a Certified Advanced Forecaster (Institute of Business Forecasting). John sits on the Executive Board of The Irish Exporters Association.

Mícheál Roche, Vice President of Global Health, joined us in 2001. Prior to his current role as VP of Global Heath, he served as VP of HIV, Infectious Disease and Clinical Chemistry since October 2013. Earlier in his career, he worked for AB Biodisk and B. Braun Biotech. He graduated from the National University of Ireland with a Bachelor of Science degree and a master’s degree in biotechnology.

Des Fitzgerald, Interim Chief Financial Officer, joined Trinity Biotech in October 2022 as Director of Corporate Development and was promoted to Interim Chief Financial Officer in December 2023. Prior to joining Trinity Biotech, he worked at PwC Canada from August 2018 to August 2022 as a Director in their Consulting and Deals Department, specialising in Life Sciences. Prior to PwC Canada, Des spent seven years in PwC Dublin where he qualified as a chartered accountant. Des completed a Bachelor of Science degree in Accounting at University College Cork in 2011 and is a member of Chartered Accountants Ireland.

Jacqueline O’Neill, Director of Operations, joined us in 1997 as Production Biochemist and has held various technical and management roles throughout her 26-year career with us. Ms O’Neill has a Graduate Diploma in Food Science and Technology from Technological University Dublin, Applied Biology from South East Technological University Waterford and Lean Leadership from University of Limerick.

Additional Information

There are no family relationships between any of the directors or members of senior management named above.

Our Memorandum and Articles of Association of the Company (the “Articles”) provide for a board of directors of not less than four and not more than ten members with the exact number of directors, from time, to time, determined solely by a resolution of our board of directors.

Our board of directors is currently composed of five directors. Officers serve at the pleasure of the board of directors, subject to the terms of any agreement between the officer and us.

Pursuant to the terms of the Securities Purchase Agreement signed by Trinity Biotech plc and MiCo IVD Holdings LLC (“MiCo”) on April 11, 2022 and the Redeemeable Unsecured Convertible Loan Note issued by us on May 3, 2022, MiCo have the right to nominate up to four individuals for consideration by the Nomination Committee of the Board of Directors for appointment to the Board of Directors, subject to certain minimum holding requirements. Three of MiCo's four nominees are required to meet the independence standards set out in the NASDAQ stock Market Rules at all times and at least one of those nominees must have substantial experience at a diagnostics testing business having annualised revenues of greater than US$1 billion. In considering MiCo's nominees, the Nomination Committee of the Board of Directors is required to take into consideration the need for the Company to retain its Irish tax status and status as a foreign private issuer under applicable federal securities laws.

We are not aware of any other arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

The 2023 remuneration scheme was approved by the Board of Directors.

Total directors and independent directors’ remuneration, excluding pension and share options, for the year ended December 31, 2023 amounted to US$2,058,000. The pension charge for the year amounted to US$26,000. See Item 18, Note 9 to the consolidated financial statements. The split of directors’ remuneration set out by director is detailed in the table below:

Director	Title	Salary/Other payments/ Benefits US$’000	Performance related bonus US$’000	Transaction related bonus US$’000	Defined contribution pension US$’000	Total 2023 US$’000	Total 2022 US$’000
Aris Kekedjian[1]	Former Chairman and Former Chief Executive Officer	1,171	—	—	—	1,171	387
John Gillard [2]	President and Chief Executive Officer	473	—	211	26	710	863
Ronan O’Caoimh	Director, Founder & Executive Advisor	80	—	—	—	80	340
Jim Walsh	Director of Business Development	50	—	—	—	50	20
Tom Lindsay	Independent Director	63	—	—	—	63	—
Andrew Omidvar [3]	Independent Director	10	—	—	—	10	—

		1,847	—	211	26	2,084	1,610

1 Aris Kekedjian resigned as Chief Executive Officer and as a member of our Board of Directors effective December 17, 2023.
2 John Gillard was appointed to replace Aris Kekedjian as Chief Executive Officer on December 17, 2023.
3 Andrew Omidvar joined the Board in October 2023.

As at December 31, 2023 there was US$753,000 (2022 US$5,000) accrued to provide pay, pension, retirement or similar benefits for the directors.

In 2023, net options forfeited or expired by the directors to subscribe for ‘A’ ordinary shares was 2,160,000 (equivalent to 108,000 ADSs), comprising forfeited or expired options to subscribe for 16,160,000 ‘A’ ordinary shares (equivalent to 808,000 ADSs) offset by options granted to subscribe for up to 14,000,000 ‘A’ ordinary shares (equivalent to 700,000 ADSs) (2022: 29,400,000).

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

One of our key priorities is to build a performance culture and drive ownership and accountability in the Company. A share-based compensation model that ensures shareholder alignment is regarded as core to this transformation and is currently in the process being rolled out to staff and senior management across the Company. To facilitate this shareholder aligned share-based compensation model for employees and senior management, on December 15, 2022, our Board approved an amendment to the Trinity Biotech Employee Share Option Plan 2020 (with the updated plan being the Company’s 2023 Amended & Restated Plan) to increase the number of ordinary shares issuable under such plan by 30 million Class “A” ordinary shares (the equivalent to 1.5 million ADS). Performance share-based compensation awards are intended to closely align the goals of our broader team with those of our shareholders in the creation of shareholder value. The majority of Mr. Gillard’s options are performance share options and are structured such that they are exercisable only if the market price of the Company's ADSs increases to certain levels ($5.00, $7.50, $10.00, $15.00, $20.00 and $25.00 per ADS) during the term of the option.

For the financial year ended December 31, 2023, our executive officers and directors, as a group (15 persons for 2023), received aggregate compensation of US$3,748,000 for services they rendered in all capacities during 2023, which amount includes base salary, commissions, bonuses, ex gratia payments and benefits in kind, excluding share options. The Board has appointed Korn Ferry, an internationally recognised consulting firm, to advise the Board on recruitment and compensation matters for directors and senior management.

C. Board Practices

Our Articles provide that one third of the directors for the time being other than a director holding an executive office with us or, if their number is not three or a multiple of three, then the number nearest to, but not exceeding, one third shall retire from office at each annual general meeting but if at any annual general meeting the number of directors who are subject to retirement by rotation is two, one of such directors shall retire and, if the number of such directors is one, that director shall retire. The directors to retire at each annual general meeting shall be the directors who have been longest in office since their last appointment. As between directors of equal seniority the directors to retire shall, in the absence of agreement, be selected from among them by lot. Subject as aforesaid, a retiring director shall be eligible for re-appointment and shall act as a director throughout the meeting at which he retires.

The Board of Directors has typically established audit, remuneration and employee compensation committees. The Company typically has a Remuneration Committee which is responsible for approving executive directors’ remuneration including bonuses and share option grants. The Board has appointed an internationally recognised independent consulting firm to advise the Board on recruitment and compensation matters for directors and senior management.

The Audit Committee reviews the Group’s annual and interim financial statements and reviews reports from management on the effectiveness of the Group’s internal controls. It also appoints the external auditors, reviews the scope and results of the external audit and monitors the relationship with the auditors. As a transitional arrangement, the Audit Committee now comprises solely the independent director, Tom Lindsay.

The Board of Directors formed an employee compensation committee consisting of the CEO and CFO. This committee has delegated authority from the Board to approve share-based compensation grants to employees of the Group, other than executive directors, pursuant to the terms of the Employee Share Option Plan.

The Company also typically operates a Nomination Committee for appointments to the Board of Directors.

Because we are a foreign private issuer, it is not required to comply with all of the corporate governance requirements set forth in NASDAQ Rule 5600 as they apply to U.S. domestic companies.

Indemnification of Directors and Officers and Limitations of Liability

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

D.	Employees

The following table details certain data on the average workforce of Trinity Biotech and its consolidated subsidiaries:

	Year Ended December 31, 2023
	2023	2022	2021
Numbers of employees by geographic location
United States	203	203	224
Ireland	143	146	211
United Kingdom	-	1	-
Brazil	34	34	27
Total workforce	380	384	462
Numbers of employees by category of activity
Research scientists & technicians	23	26	25
Manufacturing/Operations	207	197	255
Quality Assurance	51	56	63
Finance/Administration	73	73	67
Sales & Marketing	26	32	52
Total workforce	380	384	462

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

 Beneficial Ownership of Executive Officers and Directors

Stock Option Plans

The Board of Directors have adopted the Employee Share Option Plans (the “Plans”) with the most recently adopted Share Option Plan being the Company’s 2023 Amended & Restated Plan. The purpose of these Plans is to provide Trinity Biotech’s employees, consultants, officers and directors with additional incentives to improve Trinity Biotech’s ability to attract, retain and motivate individuals upon whom Trinity Biotech’s sustained growth and financial success depends. These Plans are administered by the Board of Directors. Options under the Plans may be awarded only to employees, officers, directors and consultants of Trinity Biotech.

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

As of March 31, 2024, our directors and executive officers as a group, then consisting of 14 persons, held options to purchase an aggregate of 38,827,337 ‘A’ Ordinary shares (1,941,367 ADS equivalent), having exercise prices ranging from US$0.12 per ‘A’ ordinary share (US$2.40 per ADS) to US$1.34 per ‘A’ ordinary share (US$26.80 per ADS) and expiration dates ranging from 2024 to 2031. Any options granted prior to the fourth quarter of 2022 vest over a two to four year period and have no performance conditions. The options granted in and since the fourth quarter of 2022 are performance share options.

The following table sets forth certain information as of March 31, 2024, regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of ‘A’ Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Ronan O’Caoimh (3)	18,907,329	9.5%
Jim Walsh (4)	2,889,445	1.5%
John Gillard (5)	8,066,667	4.1%
Tom Lindsay (6)	145,833	*
Andrew Omidvar (7)	145,833	*
Simon Dunne (8)	240,000	*
Des Fitzgerald (9)	541,667	*
Ian Wells	-	-
Eibhlín Kelly	-	-
Gary Keating	-	-
Colm Molloy	-	-
John Mee	-	-
Jacqueline O’Neill	-	-
Mícheál Roche	-	-
Executive officers and directors as a group (14 persons)	30,936,774	14.8%

*	Less than 1%

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

(2)	The percentages shown are based on 189,310,282 ‘A’ Ordinary Shares issued and outstanding as of March 31, 2024.

(3)
Represents (a) 9,724,160 ‘A’ ordinary shares and (b) 9,183,169 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2024. Includes options issued to Darnick Company which in the past provided Trinity Biotech with the services of Mr. O’Caoimh as Chief Executive Officer.

(4)
Represents (a) 1,393,612 ‘A’ ordinary shares and (b) 1,495,833 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2024. Note that 1,393,612 ‘A’ ordinary shares of Dr Walsh’s shares are held in trust for the benefit of Dr Walsh’s immediate family.

(5)	Represents 8,066,667 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2024.

(6)	Represents 145,833 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2024.

(7)	Represents 145,833 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2024.

(8)	Represents 240,000 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2024.

(9)	Represents 541,667 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2024.

As of March 31, 2024, 35,987,336 (1,799,367 ADS equivalent) of the options outstanding were held by the directors of Trinity Biotech as follows:

Director/Company Secretary	Number of Options ‘A’ Shares	Number of Options ADS Equivalent	Exercise Price (Per ‘A’ Share)	Exercise Price (Per ADS)	Hurdle Price [2] (Per ADS)	Expiration Date of Options
John Gillard	600,000	30,000	0.67	13.40	None	23/10/2027
	1,400,000	70,000	0.27	5.40	None	25/03/2029
	2,000,000	100,000	0.29	5.80	None	19/12/2029
	666,667	33,333	0.29	5.80	$15.00	19/12/2029
	666,667	33,333	0.29	5.80	$20.00	19/12/2029
	666,667	33,333	0.29	5.80	$25.00	19/12/2029
	7,000,000	350,000	0.12	2.40	None	18/12/2030
	2,333,333	116,667	0.12	2.40	$5.00	18/12/2030
	2,333,333	116,667	0.12	2.40	$7.50	18/12/2030
	2,333,334	116,667	0.12	2.40	$10.00	18/12/2030
Ronan O’Caoimh [1]	2,244,000	112,200	1.34	26.80	None	07/09/2024
	4,060,000	203,000	0.69	13.80	None	14/06/2026
	333,336	16,667	0.19	3.80	None	20/03/2027
	2,400,000	120,000	0.73	14.60	None	17/11/2027
	700,000	35,000	0.14	2.80	None	28/01/2031
	233,333	11,667	0.14	2.80	$5.00	28/01/2031
	233,333	11,667	0.14	2.80	$7.50	28/01/2031
	233,334	11,667	0.14	2.80	$10.00	28/01/2031
Jim Walsh	750,000	37,500	1.34	26.80	None	07/09/2024
	600,000	30,000	0.19	3.80	None	20/03/2027
	700,000	35,000	0.14	2.80	None	28/01/2031
	233,333	11,667	0.14	2.80	$5.00	28/01/2031
	233,333	11,667	0.14	2.80	$7.50	28/01/2031
	233,334	11,667	0.14	2.80	$10.00	28/01/2031
Thomas Lindsay	700,000	35,000	0.14	2.80	None	28/01/2031
	233,333	11,667	0.14	2.80	$5.00	28/01/2031
	233,333	11,667	0.14	2.80	$7.50	28/01/2031
	233,334	11,667	0.14	2.80	$10.00	28/01/2031
Andrew Omidvar	700,000	35,000	0.14	2.80	None	28/01/2031
	233,333	11,667	0.14	2.80	$5.00	28/01/2031
	233,333	11,667	0.14	2.80	$7.50	28/01/2031
	233,334	11,667	0.14	2.80	$10.00	28/01/2031

1 Includes options issued to Darnick Company which in the past provided us with the services of Mr. O’Caoimh as Chief Executive Officer.

2 Share options with a hurdle price are structured such that they may only become exercisable into ADSs when the average closing price of our ADSs, for ten trading days out of the thirty previous trading days, is equal to or greater than the relevant hurdle price of US$5.00, US$7.50, US$10.00, $15.00, $20.00 and $25.00 per ADS (adjusted for any stock splits, reverse splits or equivalent reorganisations) during the life of the option. At March 31, 2024, none of the directors’ share options with a hurdle price were exercisable as the hurdle price condition has not been achieved.

As of March 31, 2024 the following total options were outstanding:

	Number of ‘A’ Ordinary Shares Subject to Options	Range of Exercise Price per Ordinary Share		Range of Exercise Price per ADS
Total options outstanding	51,014,672	$	US0.12-US$1.34	$	US2.40-US$26.80

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2024, there were 189,310,282‘A’ Ordinary shares (excluding treasury shares) outstanding. Such total excludes 51,014,672 Ordinary shares issuable upon the exercise of outstanding options and 21,200,000 Ordinary shares issuable upon the exercise of outstanding warrants.

 The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of March 31, 2024, by each person who we believe beneficially owns 5% or more of our outstanding ordinary shares and all of our directors and executive officers as a group. Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated.

Name	Number of ‘A’ Ordinary Shares Beneficially Owned		Number of ADSs Beneficially Owned		Percentage ownership (2)
MiCo IVD Holdings, LLC	44,759,388	(3)	2,237,969	(3)	29.9	%(3)
Perceptive Credit Holdings III, LP	56,000,000	(4)	2,800,000	(4)	26.8%
All directors and officers as a group	30,936,774	(1)	1,546,839	(1)	14.8%

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

(2)	The percentages shown are based on 189,310,282 ‘A’ Ordinary Shares outstanding (excluding treasury shares).

(3)
Based upon a Schedule 13D filed on January 2, 2024, by MiCo IVD Holdings, LLC with the SEC. The percentage ownership in the table above includes the conversion of the maximum number of ‘A’ Ordinary Shares as permitted by the conversion terns of the Convertible Note. The principal business address of MiCo IVD Holdings, LLC is 85 Orchard Road. Skillman, New Jersey 08558 United States.

(4)
Based upon Schedule 13D filed on February 9, 2024, by Perceptive Credit Holdings III, LP. The principal business address of Perceptive Credit Holdings III, LP is 51 Astor Place 10th Floor, New York, NY 10003.

Significant Changes in the Ownership of Major Shareholders

To our knowledge, other than as disclosed in the tables below there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021.

The following shareholders have disclosed ownership above 5% since January 1, 2021 but their ownership is below 5% as at March 31, 2024 according to their Schedule 13G filings, except as indicated otherwise.

	Number of ‘A’ Ordinary Shares Beneficially Owned	Number of ADSs Beneficially Owned (1)	Percentage ‘A’ Ordinary Shares	Percentage Total Voting Power	Date of Filing
Highbridge Capital Management, LLC	675,064	33,753	0.4%	0.4%	April 14, 2022 (1)
Renaissance Technologies LLC	5,573,752	278,688	2.9%	2.9%	February 13, 2023
Stonehill Capital Management LLC	6,690,592	334,530	3.5%	3.5%	February 13, 2023

(1)	Based on information provided by Highbridge Capital Management, LLC to the Company in a letter dated April 14, 2022

The ownership for the following shareholders rose above 5% since January 1, 2021:

	Number of ‘A’ Ordinary Shares Beneficially Owned	Number of ADSs Beneficially Owned (1)	Percentage ‘A’ Ordinary Shares		Percentage Total Voting Power		Date of Filing
MiCo IVD Holdings, LLC	44,759,388	2,237,969	29.9	%(1)	29.9	%(1)	April 14, 2022
Perceptive Credit Holdings III, LP	56,000,000	2,800,000	26.8%		26.8%		February 09, 2024

(1)
The percentage ownership in the table above for MiCo IVD Holdings, LLC includes the conversion of the maximum number of ‘A’ Ordinary Shares as permitted by the conversion terns of the Convertible Note.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2023.

The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech, and directly with Mr O’Caoimh, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland.

The Group entered into an agreement for a 25-year lease with JRJ effective from December 2003 for offices that adjacent to its then premises at IDA Business Park, Bray, Co. Wicklow, Ireland with an annual rent is €381,000 (US$421,000). Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.

In 2007, the Group also entered into 25-year lease agreements with Mr O’Caoimh and Dr Walsh for a 43,860 square foot manufacturing facility in Bray, Ireland. The annual rent for the manufacturing facility is €787,000 (US$869,000). Subsequent to the signing of this lease, the ownership of the building transferred from JRJ to Mr O’Caoimh solely. In 2016 the Group also entered into 10-year lease agreement with Mr O’Caoimh for a warehouse of 16,000 square feet adjacent to the leased manufacturing facility in Bray, Ireland. The annual rent for the warehouse is €144,000 (US$159,000). At the time, independent valuers advised the Group that the rent in respect of each of the leases represents a fair market rent. Upward-only rent reviews are carried out every five years and there have been no increases to date arising from these rent reviews. A rent review of the 43,860 square foot facility and the warehouse is currently ongoing. The rent review for the 43,860 facility has been referred to an independent arbitrator for determination.

At the time that the arrangements were entered into, Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who expressed no opinion on this point) believed they represented a fair and reasonable basis on which the Group could meet its ongoing requirements for premises. Dr Walsh has no ownership interest in the additional space adjoining the warehouse owned by Mr O’Caoimh and was therefore entitled to express an opinion on this arrangement.

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

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Export Sales

In the year ended December 31, 2023, the amount of our export sales (i.e., sales outside of Ireland) was approximately US$56,714,206 which represents 99.8% of our total sales.

Legal and Arbitration Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware, other than as disclosed herein.

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

B. Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2023.

Item 9.	The Offer and Listing

A. Offer and Listing Details

Trinity Biotech’s ADSs are listed on the NASDAQ Global Market under the symbol “TRIB” and the depositary bank for the ADSs is The Bank of New York Mellon.

B. Plan of Distribution

Not applicable.

C. Markets

Trinity Biotech’s ADSs, each representing twenty ordinary shares, are listed on the NASDAQ Global Market under the symbol “TRIB” and the depositary bank for the ADSs is The Bank of New York Mellon.

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

Irish Law

Each of Trinity Biotech’s principal subsidiary undertakings incorporated in Ireland (refer to Item 18, Note 31) is registered as a private company limited by shares under the Companies Act 2014. Pursuant to Irish law, Trinity Biotech must maintain a register of its members. This register is open to inspection by members free of charge and to any individual on the payment of a small fee. The books containing the minutes of proceedings of the general meetings of Trinity Biotech are required to be kept in Ireland and are kept at the registered office of the Company and are open to the inspection of any member without charge. Minutes of meetings of the board of directors are not open to scrutiny by shareholders. Trinity Biotech is also obliged to keep proper accounting records. Shareholders have no statutory right to inspect the accounting records of the Company. The only financial records, which are open to the members, are the statutory financial statements, which are sent to members together with the annual report. Irish law also obliges Trinity Biotech to file information regarding certain events relating to the Company (such as changes to share rights, changes to the board of directors etc). This information is filed with the Companies Registration Office in Ireland and is open to public inspection. The Companies Act 2014 permits members to approve corporate matters in writing provided that the relevant resolution is signed by all the members for the time being entitled to vote and attend at general meeting. A general meeting can be convened by members which hold not less than 50 per cent of the paid up share capital of the Company carrying the right of voting at general meetings of the Company. In addition, the directors of the Company are required to convene a general meeting forthwith upon the deposit of a requisition signed by members holding not less than one-tenth of the paid up capital of the Company carrying the right of voting at general meetings of the Company. Trinity Biotech is generally permitted, subject to Irish company law, to issue shares with preferential rights, including preferential rights as to voting, dividends or rights to a return of capital on a winding up of the Company. Any member who complains that the affairs of the Company are being conducted or that the powers of the directors of the Company are being exercised in a manner oppressive to them or any of the members (including themselves), or in disregard of their interests as members, may apply to the Irish Courts for relief. Shareholders have no right to maintain proceedings in respect of wrongs done to the Company.

Directors have extensive and wide–ranging duties under Irish law. These arise from both common law and statute (principally the Companies Act 2014, which codified a number of key fiduciary duties). Our directors owe their duties individually and primarily to Trinity Biotech and not its shareholders (although there is a requirement that directors consider the interests of employees in addition to those of the Company). Additionally, directors will also need to have regard to the interests of creditors, where a director believes, or has reasonable cause to believe, that a company is, or is likely to be, unable to pay its debts, or becomes aware of the company’s insolvency. All of the directors have equal and overall responsibility for the management of the Company (although directors who also serve as employees will have additional responsibilities and duties arising under their employment agreements and may be expected to exercise a greater degree of skill and diligence than non-executive directors). Those duties include duties to act in good faith in the interests of Trinity Biotech, act honestly and responsibly in the conduct of the Company’s affairs, act in accordance with the Company’s Constitution and exercise their powers only for purposes allowed by law, not use the Company’s property for their own or a third party's, benefit (unless duly authorised), not agree to restrict their power to exercise an independent judgment (subject to limited exceptions) and avoid conflicts of interests (unless they are properly released). A director must exercise the care, skill and diligence which would be exercised in the same circumstances by a reasonable person having the knowledge and experience that (a) may reasonably be expected of a person in the same position as the director and (b) which that particular director has. Other statutory duties include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, maintaining certain registers and making certain filings as well as the disclosure of personal interests. When directors, as agents in transactions, make contracts on behalf of the Company, they generally incur no personal liability under these contracts. It is Trinity Biotech, as principal, which will be liable under them, as long as the directors have acted within Trinity Biotech’s objects and within their own authority. A director who commits a breach of their duties shall be liable to Trinity Biotech for any profit made by them or for any damage suffered by Trinity Biotech as a result of the breach. In addition to the above, a breach by a director of their duties may (where relevant) lead to the summary dismissal of the director, civil or criminal sanction from a Court, including penalties or imprisonment, and/or the imposition of orders restricting or disqualifying the director from acting as a director.

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

The drawdown of the Term Loan by the Company was subject to a number of conditions precedent including the repayment of at least 99.7% of the exchangeable notes and approval by the Company’s shareholders of the Term Loan, an increase in the authorized share capital of the Company and the issuance of the Warrants. At the Extraordinary General Meeting held on January 25, 2022, the Company’s shareholders approved all of the four resolutions put to the meeting, with each resolution being approved by at least 97% of votes cast. The term loan was drawn down on January 27, 2022. In May 2022, the Company made an early partial settlement of the term loan amounting to US$34.5 million. In February 2023, the Company entered into an amended and restated senior secured term loan credit agreement which allowed for an immediate US$5 million increase to its outstanding Term Loan and provided for a US$20 million facility to fund potential acquisitions. In April 2023, the Company used approximately US$11 million of the proceeds of the sale of Fitzgerald Industries to repay approximately US$10.1 million of the Term Loan plus an approximately US$0.9 million early repayment penalty. In connection with this transaction, the Company entered into an amendment to its senior secured term loan credit facility with Perceptive Advisors, which significantly reduces the Company’s minimum revenue covenants under that loan.

In connection with the acquisition of the CGM assets of Waveform in January 2024, the Company entered into another amended and restated term loan. Under the Amended Term Loan, an additional US$22 million of funding has been made available to the Company, with US$12.5 million being used to acquire the CGM assets of Waveform. The remaining US$9.5 million is available for general corporate purposes including for the further development of the CGM and biosensor technologies. In addition, the Amended Term Loan provides for additional liquidity of up to US$6.5 million, that may be drawn down by the Company between April and December 2024, and can be used for general corporate purposes. In April 2024 the Company drew down the additional funding of US$6.5 million as prescribed in the Amended Term Loan agreement. This funding will be used for general corporate purposes, including the further development of our CGM offering.

The Amended Term Loan also immediately reduced the annual rate of interest on the loan by 2.5% to 8.75% (the “Base Rate”) plus the greater of (a) Term Secured Overnight Financing Rate (SOFR) or (b) 4.0% per annum, and allows for a further 2.5% reduction in the Base Rate to 6.25% once the outstanding principal under the Amended Term Loan falls below US$35 million. Additionally, the Amended Term Loan reduces the early repayment penalty from a range of 8% to 7% to 4.0% to 3.5%, dependent on timing of early repayment, and also reduces the revenue covenants. The Amended Term Loan matures in January 2026.

Warrant agreement with Perceptive Advisors

On December 15, 2021, the Company agreed, subject to drawdown of the Term Loan, to issue warrants exercisable for 500,000 of the Company’s ADSs to Perceptive. The warrants were issued in January 2022 following the drawdown of the term loan. The per ADS exercise price of the Warrants is US$6.50, based on the lower of i) the 10-day volume weighted average price (“VWAP”) for the Company’s ADSs for the 10 business days prior to the Closing Date of the Credit Agreement for the Term Loan and ii) the 10-day VWAP for the Company’s ADSs for the 10 business days prior to the drawdown date of the funding under the Term Loan. The Warrants are exercisable, in whole or part, until the seventh anniversary of the date of drawdown of the funding under the Term Loan.

In February 2023, in connection with an increased Term Loan facility, the Company agreed to reprice the 500,000 warrants, originally issued to Perceptive, to a price of US$5.36 per ADS.

In connection with the Amendment to the Term Loan in January 2024, Perceptive received new warrants to purchase an additional 500,000 ADSs and the Company agreed to price these additional warrants and reprice the existing warrants to purchase 500,000 ADSs that were issued to Perceptive under the original term loan, with an exercise price of US$2.20 per ADS.

Exchange agreement with certain holders of the Exchangeable Notes

On December 15, 2021, the Company entered into exchange agreements (the “Exchange Agreements”) with five institutional investors that held approximately US$99,700,000 of the outstanding exchangeable notes, which are puttable by the holders to the Group, at par, in April 2022. Under the terms of this agreement each holder agreed to exchange their Notes at a discount to par with each holder receiving US$0.87 of cash and the equivalent of US$0.40 of the Company’s ADS (based upon the 5-day trailing VWAP of the ADSs on NASDAQ on December 10, 2021, discounted by 13%) per $1 nominal value of the Notes. The consummation of the Exchange Agreements was conditional upon (among other things) the approval by the Company’s shareholders of the issuance of ADSs pursuant to the Exchange Agreements and certain matters related to the drawdown of the Term Loan. At the Extraordinary General Meeting held on January 25, 2022, the Company’s shareholders approved all of the four resolutions put to the meeting, with each resolution being approved by at least 97% of votes cast. The Company retired the Notes owned by the five institutional investors on January 27, 2022.

Securities Purchase Agreement and Convertible Note related to MiCo Investment

In April 2022, the Company announced a US$45 million investment from MiCo IVD Holdings LLP. The investment consisted of an equity investment of approximately US$25.2 million (2.24 million ADSs at a price of US$11.25 per ADS) and a seven-year, unsecured US$20 million junior convertible note, with a fixed interest rate of 1.5% and an ADS conversion price of US$16.20 per ADS. The convertible note mandatorily converts into ADS if the volume weighted average price of the Company’s ADSs is at or above US$16.20 for any five consecutive NASDAQ trading days.

Share Purchase Agreement in respect of Benen Trading Limited and Fitzgerald Industries International Inc.

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

Asset and share Purchase Agreement for CGM assets of Waveform Technologies, Inc.

On January 30, 2024, the Company acquired the biosensor technology, including the CGM assets, of Waveform for an initial consideration of US$12.5 million in cash and 1.8 million ADSs of the Company plus contingent consideration. The Company intends to initially design an updated CGM sensor using the acquired Waveform assets together with a related data driven health and wellness insights platform and to further evolve the platform technology acquired through the acquisition of the Waveform assets to measure and analyse other valuable biomarkers and related datapoints.

Transition Agreement with Bayer Healthcare LLC

The transition agreement with Bayer Healthcare LLC (“Bayer”) derives from the acquisition of the CGM assets of Waveform Technologies, Inc in January 2024. As a portion of acquired intellectual property was developed originally by Bayer, the transition agreement provides that the Company will pay Bayer a royalty on net sales of the CGM products.

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

Passive Foreign Investment Company

For U.S. federal income tax purposes, a foreign corporation is treated as a “passive foreign investment company” (or “PFIC”) in any taxable year in which, after taking into account the income and assets of the corporation and certain of its subsidiaries pursuant to the applicable “look through” rules, either (1) at least 75% of the corporation’s gross income is passive income or (2) at least 50% of the average value of the corporation’s assets is attributable to assets that produce passive income or are held for the production of passive income. Based on the nature of its present business operations, assets and income, Trinity Biotech believes that for the year 2023, it was not a PFIC. However, no assurance can be given that changes will not occur in Trinity Biotech’s business operations, assets and income that might cause it to be treated as a PFIC at some future time.

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

For Irish taxation purposes, Irish Holders of ADSs are effectively treated as the owners of the underlying ordinary shares represented by such ADSs.

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

Individual Irish Holders will be subject to income tax on the gross amount of any dividend (that is the amount of the dividend received plus any DWT withheld), at their marginal rate of income tax, currently either 20% or 40% depending on the individual’s circumstances, excluding Pay Related Social Insurance (“PRSI”) and the Universal Social Charge (“USC”). Individual Irish Holders will be able to claim a credit against their resulting income tax liability and USC liability in respect of DWT withheld. Individual Irish Holders may, depending on their circumstances, also be subject to the Irish USC of up to 8%, with a further 3% surcharge also arising on certain income in excess of €100,000 and a PRSI contribution of up to 4% in respect of their dividend income.

Under the Irish Taxes Consolidation Act 1997, dividends paid by Trinity Biotech to non-Irish shareholders will, unless exempted, be subject to DWT. Such non-Irish shareholders will not suffer DWT on dividends if the shareholder is:

•	an individual resident in the U.S. (or certain other countries with which Ireland has a double taxation treaty) and who is neither resident nor ordinarily resident in Ireland; or

•	a U.S. tax resident corporation (or a corporation resident in certain other countries, with which Ireland has a double taxation treaty) not under the control of Irish residents; or

•
a corporation that is not resident in Ireland and which is ultimately controlled by persons resident in the U.S. (or certain other countries with which Ireland has a double taxation treaty), with such person or persons not under the control of persons who are not so resident; or

•
a corporation that is not resident in Ireland and the principal class of whose shares (or its 75% parent’s principal class of shares) is substantially or regularly traded on a recognised stock exchange in Ireland or a country with which Ireland has a double taxation treaty; or

•	is otherwise entitled to an exemption from DWT.

In order to avail of the above exemption, certain declarations must be made in advance to the paying company.

A self-assessment system applies to a person tax resident in a treaty jurisdiction receiving dividends, under which a non-resident person must provide a declaration and certain information to the dividend paying company or intermediary to claim the exemption.

Special DWT arrangements are available in the case of shares in Irish companies held by U.S. resident holders through American depository banks using ADSs where such banks enter into intermediary agreements with Irish Revenue and are viewed as qualifying intermediaries under Irish Tax legislation. Under such agreements, American depository banks who receive dividends from Irish companies and pay the dividends on to the U.S. resident ADS holders are allowed to receive and pass on a dividend from the Irish company on a gross basis (without any withholding) if:

•	the recipient is the direct beneficial owner of the shares, and

•	the recipient is the direct beneficial owner of the ADSs, and the depository bank’s ADS register shows that the direct beneficial owner of the dividends has a U.S. address on the register, and

•
there is an intermediary between the depository bank and the shareholder beneficially entitled to the dividend and the depository bank receives confirmation from the intermediary that such shareholder’s address in the intermediary’s records is in the U.S.

Where the above procedures have not been complied with and DWT is withheld from dividend payments to U.S. Holders of ordinary shares or ADSs evidenced by ADSs, such U.S. Holders can apply to Irish Revenue claiming a full refund of DWT paid by filing a declaration / claim in the form prescribed by Irish Revenue. Certain accompanying information should also be included when making such claims.

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

Disposals of Ordinary Shares or ADSs

Irish Holders that acquire ordinary shares or ADSs will generally be considered, for Irish tax purposes, to have acquired their ordinary shares or ADSs at a base cost equal to the amount paid for the ordinary shares or ADSs. On subsequent dispositions, ordinary shares or ADSs acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a “first in first out” basis before ordinary shares or ADSs acquired at a later time (unless the ordinary shares or ADSs were acquired within four weeks prior to the deposition). Irish Holders that dispose of their ordinary shares or ADSs will be subject to Irish capital gains tax (“CGT”) to the extent that the proceeds realised from such dispositions exceed the indexed base cost of the ordinary shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 33% and this applies to disposals made on or after 6 December 2012. Indexation of the base cost of the ordinary shares or ADSs is available up to 31 December 2002, and only in respect of ordinary shares or ADSs held for more than 12 months prior to their disposal.

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

If, for any reason, our ADSs cease to be quoted on the NASDAQ, U.S. Holders will not be subject to CGT on the disposal of their ordinary shares or ADSs provided that the ordinary shares or ADSs do not, at the time of the disposal, derive the greater part of their value from land, buildings, minerals, or mineral rights or exploration rights in Ireland.

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

Irish stamp duty, which is a tax imposed on certain documents, is payable on all transfers of ordinary shares of an Irish registered company (other than transfers made between spouses, transfers made between 90% associated companies, or certain other exempt transfers) regardless of where the document of transfer is executed. Irish stamp duty is also payable on electronic transfers of ordinary shares. A transfer of ordinary shares made as part of a sale or gift will generally be stampable at the ad valorem rate of 1% of the value of the consideration received for the transfer, or, if higher, the market value of the shares transferred. With effect from 9 October 2019, stamp duty at a rate of 7.5% applies in certain circumstances to the sale or transfer of shares which derive their value, or the greater part of their value, from non-residential property in Ireland. Any instrument executed on or after 24 December 2008, which transfers stock or marketable securities on sale where the amount or value of the consideration is €1,000 or less may be exempt from stamp duty. Where the consideration for a sale is expressed in a currency other than Euro, the duty will be charged on the Euro equivalent calculated at the rate of exchange prevailing at the date of the transfer.

Transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to a nominee) will generally be exempt from stamp duty provided the transfer is not made in contemplation of sale.

Transfers of ADSs are exempt from Irish stamp duty as long as the ADSs are quoted on any recognised stock exchange in the U.S. or Canada. Finance Act 2023 introduced an exemption for any electronic transfers of interests in Irish shares within central securities depositories in either the USA or Canada, where the aforementioned shares are dealt in on a recognised stock exchange in either of those countries. Prior to Finance Act 2023, this exemption was available by way of an administrative practice and taxpayers should have sought Irish Revenue confirmation on a case-by-case basis as to whether this exemption applied.

Transfers of ordinary shares from the Depositary or the Depositary’s custodian upon surrender of ADSs for the purposes of withdrawing the underlying ordinary shares from the ADS system, and transfers of ordinary shares to the Depositary or the Depositary’s custodian for the purposes of transferring ordinary shares onto the ADS system, will be stampable at the ad valorem rate of 1% of the value of the shares if there is a transfer of beneficial ownership or the transfer is made in contemplation of sale. Such transfers will be exempt from Irish stamp duty if the transfer does not involve any change in the beneficial ownership in the underlying ordinary shares and the transfer is not made in contemplation of a sale. The person accountable for the payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for consideration less than the market value, both parties to the transfer. Stamp duty is normally payable within 44 days after the date of execution of the transfer. Late or inadequate payment of stamp duty may result in liability for interest, penalties, surcharge and fines.

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

Trinity Biotech estimates that the maximum effect of a rise of one percentage point in one of the principal variable interest rates to which the Group is exposed would be an increase in the loss before tax for 2023 by approximately 1.1%.

Exchange rate sensitivity

At year-end 2023, the total net liability denominated in currencies other than the US Dollar, principally the Euro, Brazilian Real, Canadian Dollar, Swedish Krona and Great British Pound was US$9.1 million.

A strengthening or weakening of the US Dollar by 10% against all the other currencies in which the Group operates, would have the approximate effect of increasing or reducing the Group’s 2023 year-end net worth by approximately US$1.0 million.

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

At December 31, 2023 the Group’s borrowings were at a mixture of variable and fixed rates of interest. The senior secured term loan accrues interest at an annual rate equal to 11.25% plus the greater of (a) the Term SOFR Reference Rate and (b) one percent per annum. The exchangeable notes are at a fixed rate of interest of 4% and the convertible note is at a fixed rate of interest of 1.5%. The Group also had one remaining US Dollar denominated finance lease which expired in 2023. At December 31, 2023 the carrying value of the Group’s indebtedness totalled US$67,954,000 (2022: US$73,769,000) (2021: US$99,156,000) at interest rates of 1.5% to 16.3% (2022: 1.5% to 15.4%).

In broad terms, a one-percentage point increase in interest rates would increase interest expense by US$417,000 (2022: increase in interest expense of US$468,000).

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro and Brazilian Real denominated expenses as a result of the movement in the exchange rate between the US Dollar and those currencies. The Group did not engage in foreign currency hedging in 2023.

The Group had foreign currency denominated cash balances equivalent to US$1,283,000 at December 31, 2023 (2022: US$3,722,000).

Item 12	Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

In February 2024, the Company adjusted its ADS ratio from 1 ADS: 4 ordinary share to 1 ADS: 20 ordinary shares. The ADS numbers shown hereunder reflect the revised ADS ratio.

On December 15, 2021, the Company agreed to issue warrants exercisable for 500,000 of the Company’s ADSs to Perceptive. The warrants were issued in January 2022 following the drawdown of the term loan. The per ADS exercise price of the Warrants was US$6.50. The warrants are exercisable, in whole or part, until the seventh anniversary of the date of drawdown of the funding under the Term Loan. In February 2023, in connection with an increased Term Loan facility, the Company agreed to reprice the 500,000 warrants originally issued to Perceptive to an exercise price of US$5.36 per ADS.

On January 30, 2024, the Company entered into a further amendment to its senior secured term loan credit facility with Perceptive. In connection with the Amended Term Loan, Perceptive received new warrants to purchase an additional 500,000 ADSs and the Company has agreed to price these additional warrants and reprice the existing warrants to purchase 500,000 ADSs that were issued to Perceptive under the original term loan, with an exercise price of US$2.20 per ADS.

Also on January 30, 2024, the Company issued warrants to a consultant assisting with our CGM business to purchase 60,000 ADSs with an exercise price of US$2.20 per ADS. The warrants are exercisable, in whole or part, until the fifth anniversary of the issue date.

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

On February 15, 2024, Trinity Biotech Plc finalized a ratio change of our American depositary shares (“ADSs”) from one (1) ADS representing four (4) Class A ordinary shares to one (1) ADS representing twenty (20) Class A ordinary shares. The change in ADS ratio will have the same effect as a one-for-five reverse ADS split.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Group’s disclosure and control procedures are designed so that information required to be disclosed in reports filed or submitted under the Securities Exchange Act 1934 is prepared and reported on a timely basis and communicated to management, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934 as of the end of the period covered by this Form 20-F. The Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were effective as of December 31, 2023.

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

Management has assessed the effectiveness of internal control over financial reporting based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2023.

Since Trinity Biotech is a non-accelerated filer, our auditor, Grant Thornton, an independent registered public accounting firm, is not required to issue an attestation report on the Group’s internal control over financial reporting as of December 31, 2023.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	Reserved

16 A.	Audit Committee Financial Expert

Mr Tom Lindsay is an independent director who joined as a member of the Audit Committee in October 2022. Our board of directors has determined that Mr Tom Lindsay meet the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

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

	Year ended December 31, 2023		Year ended December 31, 2022
	US$’000%		US$’000%
Audit	909	66%	1,064	92%
Tax	463	34%	89	8%

Total	1,372		1,153

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

Trinity Biotech did not purchase any of its own shares during 2023 or 2022.

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

16 H.	Mine Safety Disclosure

Not applicable.

16 I.	Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16J.	Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our ordinary shares by directors, officers and employees, that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq listing standards.

Item 16K.	Cybersecurity

Risk management and strategy
While we have never had a material cybersecurity incident that impacted our operations, from time-to-time, we are subject to cyberattacks attempts. In response, we have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to: our critical computer networks; third-party hosted services, communications systems, hardware and software; and our critical data, which includes intellectual property, confidential information that is proprietary, strategic or competitive in nature, trade secrets, data we may collect about trial participants in connection with clinical trials, sensitive third-party data, business plans, transactions, and financial information, referred to collectively as Information Systems and Data.

Our cybersecurity function comprises, in part, our Chief Information Officer, or CIO, and the overall information security function, as well as our risk management team, and it helps identify, assess and manage our cybersecurity threats and risks. Our cybersecurity function identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment using various methods including, for example, manual tools, internal or external audits, automated tools, subscribing to and analysing reports and services that identify cybersecurity threats and threat actors, threat assessments and scans for internal and external threats, cyber assessments of all third parties, external intelligence feeds, vulnerability assessments, third-party-conducted red/blue team testing and tabletop incident response exercises, and coordination with law enforcement concerning threats.

Depending on the environment, we implement and maintain various technical, physical, and organizational measures and processes designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example: incident detection and response, a cyber incident response plan, a disaster recovery plan, a vendor risk management program, employee training, data encryption, access controls, physical security, network security controls, penetration testing, dedicated cybersecurity staff, risk assessments, implementation of security standards/certifications, data segregation, systems monitoring,  and asset management, tracking, and disposal.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, the cybersecurity function works with our management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example professional services firms (including legal counsel), threat intel service providers, cybersecurity software providers, cybersecurity consultants, managed cybersecurity service providers and pen testing firms, . We also use third-party service providers to perform a variety of functions throughout our business, such as hosting companies, application providers, contract research organizations, supply chain resources, distributors, and contract manufacturing organizations. We manage cybersecurity risks associated with our use of these providers by, for example, conducting audits and risk assessments on certain vendors, conducting vulnerability scans relevant to the service provider, engaging in conversations with the service providers’ security personnel, imposing contractual obligations on the service providers, and requesting and analysing (a) responses on a security questionnaire, (b) the providers’ written information security program, and (c) relevant reports and certifications of the service providers.

For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see "Item 3.D — Risk Factors," including the risk factor titled “Our ability to protect our information systems and electronic transmissions of sensitive data from data corruption, cyber-based attacks, security breaches or privacy violations is critical to the success of our business.”

Governance
Our board of directors addresses our cybersecurity risk management as part of its general oversight function. Our cybersecurity risk assessment and management processes are implemented and maintained by certain members of management, including our CIO, who has over 15 years of IT experience. Our CIO is responsible for helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our response process to cybersecurity incidents is designed to escalate certain incidents to members of management depending on the circumstances, including the CIO. Our CIO works with the other members of our incident response team to help us mitigate and remediate cybersecurity incidents of which they are notified.

Based on the information we have as of the date of this Form 20-F, we do not believe any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

Part III

Item 17	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this item.

Item 18	Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page 101 of this Annual Report. The audit report of Grant Thornton (PCAOB ID 1402), independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Trinity Biotech plc

Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of Trinity Biotech plc and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical audit matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of long-lived assets

Refer to Note 12 to the financial statements. As at December 31, 2023 prior to impairment analysis, the intangible assets of the Company totalled $22.1 million, property, plant and equipment of the Company totalled $5.7 million and prepayments of the Company totalled $2.0 million.  The Company recognised $11.1 million impairment during the year ended December 31, 2023.

The Company’s evaluation of the carrying value of long-lived assets for impairment involves the comparison of the recoverable amount of each cash generating unit (CGU) to its carrying value. The Company used the value-in-use approach, which deploys a discounted cash flow model to estimate the recoverable amount.

This requires management to make significant estimates and assumptions related to discount rates, short-term forecasts of future revenues and margins, and long-term growth rates which drive net cash flows. Changes in these assumptions could have a significant impact on the recoverable amount, the amount of any impairment charge, or both.

The principal consideration for our determination that impairment of long-lived assets as a critical audit matter was the significant judgements made by management to estimate the recoverable value of certain CGUs and the difference between their recoverable amounts and carrying values. We focused on CGUs identified as sensitive by management and CGUs with a significant change in cash flow forecasts in the current year (collectively the “selected CGUs”).
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

•	We identified relevant CGUs with significant non-current assets with impairment indicators such as CGUs with operating losses or those which did not meet their budgets in previous years.

•	We agreed the underlying cash flow forecasts against budgets of the selected CGUs and we evaluated management’s ability to accurately forecast future revenues and margins by:

•	performing a look-back analysis and comparing actual results to management’s historical forecasts; and

•	assessing the reasonableness of the impact of new products and other macroeconomic activity on short-term cash flows.

•	We assessed the reasonableness of the valuation model used by the Company compared to generally accepted valuation practices and accounting standards.

•
We tested the source information underlying the determination of the discount rates through use of observable inputs from independent external sources and we developed independent estimates and compared those to the discount rates selected by management.

•	We compared the long-term growth rates, used by management to grow cash flows in order to calculate a terminal value, to independent external sources to assess the reasonableness of these rates.

•	We performed sensitivity analyses around significant management assumptions, such as discount rate and growth rate, to account for uncertainties around assumptions in the valuation model.

/s/ GRANT THORNTON

Dublin, Ireland

We have served as the Company’s auditor since 2008.

DATE: April 30, 2024

CONSOLIDATED STATEMENT OF OPERATIONS

		Year ended December 31
	Notes	2023 Total US$‘000	2022 Total US$‘000	2021 Total US$‘000
Revenues	2	56,832	62,521	81,149
Cost of sales		(37,382)	(45,253)	(47,695)

Gross profit		19,450	17,268	33,454
Other operating income	4	141	343	4,428
Research and development expenses		(4,379)	(4,138)	(4,497)
Selling, general and administrative expenses		(31,152)	(26,983)	(22,503)
Impairment charges	5	(11,105)	(5,839)	(6,944)

Operating (loss)/profit		(27,045)	(19,349)	3,938
Financial income	6	1,171	303	1,223
Financial expenses	6	(11,053)	(24,734)	(7,085)

Net financing expense		(9,882)	(24,431)	(5,862)

Loss before tax	9	(36,927)	(43,780)	(1,924)
Total income tax credit	2, 7	59	194	74

Loss for the year on continuing operations	2	(36,868)	(43,586)	(1,850)

Profit for the year on discontinued operations	8	12,850	2,577	2,725

(Loss)/profit for the year (all attributable to owners of the parent)	2	(24,018)	(41,009)	875

Basic (loss)/profit per ADS (US Dollars) – continuing operations	10	(4.81)	(6.46)	(0.44)
Diluted (loss)/profit per ADS (US Dollars) – continuing operations	10	(4.81)	(6.46)	(0.44)

Basic (loss)/profit per ‘A’ ordinary share (US Dollars) –continuing operations	10	(0.24)	(0.32)	(0.02)
Diluted (loss)/profit) per ‘A’ ordinary share (US Dollars) – continuing operations	10	(0.24)	(0.32)	(0.02)

Basic (loss)/profit per ADS (US Dollars) – group	10	(3.14)	(6.08)	0.21
Diluted (loss)/profit per ADS (US Dollars) – group	10	(3.14)	(6.08)	0.16

Basic (loss)/profit per ‘A’ ordinary share (US Dollars) – group	10	(0.16)	(0.30)	0.01
Diluted (loss)/profit) per ‘A’ ordinary share (US Dollars) – group	10	(0.16)	(0.30)	0.01

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31
	Notes	2023 US$‘000	2022 US$‘000	2021 US$‘000
(Loss)/profit for the year	2	(24,018)	(41,009)	875
Other comprehensive profit/(loss)
Items that will be reclassified subsequently to profit or loss
Foreign exchange translation differences		69	(396)	(86)

Other comprehensive profit/(loss)		69	(396)	(86)

Total Comprehensive (Loss)/profit (all attributable to owners of the parent)		(23,949)	(41,405)	789

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31
	Notes	2023 US$‘000	2022 US$‘000
ASSETS
Non-current assets
Property, plant and equipment	11	1,892	5,682
Goodwill and intangible assets	12	16,270	35,269
Deferred tax assets	14	1,975	4,218
Derivative financial instruments	23	178	128
Other assets	15	79	139

Total non-current assets		20,394	45,436

Current assets
Inventories	16	19,933	22,503
Trade and other receivables	17	13,901	15,753
Income tax receivable		1,516	1,834
Cash and cash equivalents	18	3,691	6,578

Total current assets		39,041	46,668

TOTAL ASSETS	2	59,435	92,104

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	19	1,972	1,963
Share premium		46,619	46,458
Treasury shares	19	(24,922)	(24,922)
Accumulated deficit		(48,644)	(26,695)
Translation reserve	19	(5,706)	(5,775)
Equity component of convertible note	19, 23	6,709	6,709
Other reserves	19	23	86

Total deficit		(23,949)	(2,176)

Current liabilities
Income tax payable		279	28
Trade and other payables	21	12,802	15,375
Provisions	22	50	50
Exchangeable notes and other borrowings	23	210	210
Lease liabilities	24	1,694	1,676

Total current liabilities		15,035	17,339

Non-current liabilities
Senior secured term loan	23	40,109	44,301
Derivative financial liability	23	526	1,569
Convertible Note	23	14,542	13,746
Lease liabilities	24	10,872	12,267
Deferred tax liabilities	14	2,300	5,058

Total non-current liabilities		68,349	76,941

TOTAL LIABILITIES	2	83,384	94,280

TOTAL EQUITY AND LIABILITIES		59,435	92,104

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital ‘A’ ordinary shares US$’000	Share premium US$’000	Treasury Shares US$’000	Translation reserve US$’000	Equity Component of Convertible Note US$’000	Other reserves US$’000	Accumulated (deficit)/surplus US$’000	Total US$’000
Balance at January 1, 2021	1,213	16,187	(24,922)	(5,293)	-	23	10,573	(2,219)
Profit for the period	-	-	-	-	-	-	875	875
Other comprehensive income	-	-	-	(86)	-	-	-	(86)
		-	-	-		-
Total comprehensive loss	-	-	-	(86)	-	-	875	789
Share-based payments (Note 20)	-	-	-	-	-	-	1,111	1,111
		-	-
Balance at December 31, 2021	1,213	16,187	(24,922)	(5,379)	-	23	12,559	(319)

Balance at January 1, 2022	1,213	16,187	(24,922)	(5,379)	-	23	12,559	(319)
Loss for the period	-	-	-	-	-	-	(41,009)	(41,009)
Other comprehensive loss	-	-	-	(396)	-	-	-	(396)
		-	-
Total comprehensive loss	-	-	-	(396)	-	-	(41,009)	(41,405)
Shares issued in the year (Note 19)	750	30,271	-	-	-	-	-	31,021
Shares to be issued	-	-	-	-	-	63	-	63
Equity component of convertible note (Note 19)	-	-	-	-	6,709	-	-	6,709
Share-based payments (Note 20)	-	-	-	-	-	-	1,755	1,755
		-	-
Balance at December 31, 2022	1,963	46,458	(24,922)	(5,775)	6,709	86	(26,695)	(2,176)
Balance at January 1, 2023	1,963	46,458	(24,922)	(5,775)	6,709	86	(26,695)	(2,176)
Loss for the period	-	-	-	-	-	-	(24,018)	(24,018)
Other comprehensive income	-	-	-	69	-	-	-	69

Total comprehensive loss	-	-	-	69	-	-	(24,018)	(23,949)
Shares issued in the year (Note 19)	9	161	-	-	-	(63)	-	107
Share-based payments (Note 20)	-	-	-	-	-	-	2,069	2,069

Balance at December 31, 2023	1,972	46,619	(24,922)	(5,706)	6,709	23	(48,644)	(23,949)

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	Notes	2023 US$‘000	2022 US$‘000	2021 US$‘000
Cash flows from operating activities
(Loss)/profit for the year		(24,018)	(41,009)	875
Adjustments to reconcile net profit/(loss) to cash provided by operating activities:
Depreciation	9,11	831	1,410	1,827
Amortisation	9,12	946	923	917
Income tax credit	7	(59)	(192)	(167)
Financial income	6	(1,171)	(303)	(1,223)
Financial expense	6	11,053	24,745	7,097
Share-based payments (net of capitalized amounts)	20	2,069	1,755	1,100
Foreign exchange gains on operating cash flows		238	(76)	(251)
Loss/(gain) on disposal or retirement of property, plant and equipment	9	-	2	(1)
Movement in inventory provision	16	2,291	7,391	5,589
Impairment of prepayments	5, 17	-	482	583
Impairment of property, plant and equipment	5, 11	3,772	733	2,508
Impairment of intangible assets	5, 12	5,833	4,624	3,853
Impairment of financial assets	5,13	1,500	-	-
Gain on sale of business	8	(12,718)	-	-
Other non-cash items		257	269	(5,317)

Operating cash flows before changes in working capital		(9,176)	754	17,390
Decrease/(increase) in trade and other receivables		1,047	(966)	6,236
Increase in inventories		(971)	(877)	(4,406)
(Decrease)/increase in trade and other payables		(2,769)	181	(7,591)

Cash (used in)/generated from operations		(11,869)	(908)	11,629
Interest paid		-	-	(11)
Interest received		-	2	1
Income taxes received/(paid)		312	(15)	1,619

Net cash (used in)/generated by operating activities		(11,557)	(921)	13,238

Cash flows from investing activities

Payments to acquire intangible assets		(1,901)	(4,876)	(6,879)
Acquisition of property, plant and equipment		(803)	(1,101)	(1,812)
Payments to acquire financial asset	13	(700)	-	-
Proceeds from sale of business (net of transaction costs)	8	28,160	-	-

Net cash generated by/(used in) investing activities		24,756	(5,977)	(8,691)

Cash flows from financing activities
Issue of ordinary share capital including share premium (net of issuance costs)	19	-	25,336	-
Proceeds from shares to be issued		-	63	-
Net proceeds from senior secured term loan	23	5,000	80,015	-
Proceeds from convertible note issued	23	-	20,000	-
Expenses paid in connection with debt financing	23	(147)	(2,356)	(848)
Purchase of exchangeable notes	23	-	(86,730)	-
Repayment of senior secured term loan	23	(10,050)	(34,500)	-
Penalty for early settlement of term loan	23	(905)	(3,450)	-
Repayment of other loan		-	(23)	-
Interest paid on senior secured term loan		(7,314)	(6,424)	-
Interest paid on convertible note		(300)	(199)	-
Proceeds from Paycheck Protection loans		-	-	1,764
Interest paid on exchangeable notes	28	(8)	(1,293)	(3,996)
Payment of lease liabilities	28	(2,318)	(2,761)	(2,939)

Net cash used in financing activities		(16,042)	(12,322)	(6,019)

Decrease in cash and cash equivalents and short-term investments		(2,843)	(19,220)	(1,472)
Effects of exchange rate movements on cash held		(44)	(112)	55
Cash and cash equivalents and short-term investments at beginning of year		6,578	25,910	27,327

Cash and cash equivalents and short-term investments at end of year	18	3,691	6,578	25,910

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc (“the Company”) and its subsidiaries (together the “the Group”) are set out below.

i)	General information

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood and the Company intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product.

ii)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). The IFRS applied are those effective for accounting periods beginning January 1, 2023. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, in relation to the 2023 consolidated financial statements there are no differences regarding the effective date of new IFRS relevant to Trinity Biotech as issued by the IASB and as adopted by the EU. In relation to prior periods presented, none of the differences are relevant in the context of Trinity Biotech and the consolidated financial statements comply with IFRS both as issued by the IASB and as adopted by the EU.

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

The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments, the directors believe that the Group will be able to continue its operations for at least the next 12 months from the date of this report and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments including the amendment and restatement of the term loan with Perceptive, the acquisition of Waveform assets, the divestiture of the Fitzgerald Industries life sciences supply business, and the success of the commercial launch of the Trinscreen HIV product. Additionally, we have undertaken a number of initiatives aimed at improving the financial performance of the existing business by building on our existing revenue base and eliminating unnecessary overhead and complexity. Our directors believe that the Group will be able to continue its operations for at least the next 12 months from the date of this report, and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis. There are no material debt maturities until 2026.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. The accounting policies have been applied consistently by all Group entities. The comparative information agrees with the amounts and other disclosures presented in the prior period consolidated financial statements or, when appropriate, have been restated.

iv)	Basis of consolidation

Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. A change in the ownership interest of a subsidiary without a change in control is accounted for as an equity transaction. The Group currently holds a majority of voting rights in all entities in the Group and as a result there are no non-controlling interests reflected in the consolidated financial statements.

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

DECEMBER 31, 2023

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

At the acquisition date, any goodwill is allocated to each of the cash-generating units expected to benefit from the combination’s synergies. Following initial recognition, goodwill is stated at cost less any accumulated impairment losses.

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

All other development expenditure is expensed as incurred. Subsequent to initial recognition, the capitalised development expenditure is carried at cost less any accumulated amortisation and any accumulated impairment losses.

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the statement of operations as an expense as incurred.

Expenditure on internally generated goodwill and brands is recognised in the statement of operations as an expense as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

(b)
demand for the diagnostic tests is enduring and robust within a wide geographic base. The diseases that the products diagnose are widely prevalent (HIV, Diabetes and Chlamydia being just three examples) in many countries. There is a general consensus that these diseases will continue to be widely prevalent in the future. Demand for biosensors is showing high growth in recent years due to the ease of use and the appeal of real time information.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

viii)	Impairment (continued)

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash-generating unit level. The goodwill and indefinite-lived assets were reviewed for impairment at June 30, 2022, December 31, 2022, June 30, 2023 and December 31, 2023. See Note 12.

In-process research and development (IPR&D) is tested for impairment on a bi-annual basis, and always at year end, or more frequently if impairment indicators are present, using projected discounted cash flow models. If IPR&D becomes impaired or is abandoned, the carrying value of the IPR&D is written down to its revised fair value with the related impairment charge recognised in the period in which the impairment occurs. If the fair value of the asset becomes impaired as the result of unfavorable data from any ongoing or future clinical trial, changes in assumptions that negatively impact projected cash flows, or because of any other information regarding the prospects of successfully developing or commercializing our programs, we could incur significant charges in the period in which the impairment occurs. The valuation techniques utilized in performing impairment tests incorporate significant assumptions and judgments to estimate the fair value, as described above. The use of different valuation techniques or different assumptions could result in materially different fair value estimates.

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

ix)	Financial Assets

On initial recognition, a financial asset is classified as measured at amortised cost and subsequently measured using the effective interest rate (EIR) method and subject to impairment. Financial assets may also be initially measured at fair value with any movement being reflected through other comprehensive income or the Consolidated Income Statement.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by investment basis.

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

DECEMBER 31, 2023

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xv)	Government grants and financial support

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

Grants that compensate the Group for expenses incurred such as research and development, employment and training are recognised as income in the statement of operations on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognised in the statement of operations on a systematic basis over the useful life of the asset. R&D tax credits claimed from tax authorities are credited to the taxation line in the consolidated statement of operations.

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

DECEMBER 31, 2023

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Group leases instruments to customers typically as part of a bundled package. Where a contract has multiple performance obligations and its duration is greater than one year, the transaction price is allocated to the performance obligations in the contract by reference to their relative standalone selling prices. For contracts where control of the instrument is transferred to the customer, the fair value of the instrument is recognised as revenue at the commencement of the lease and is matched by the related cost of sale. Fair value is determined on the basis of standalone selling price. In the case where control of the instrument does not transfer to the customer, revenue is recognised on the basis of customer usage of the instrument. See also Note 1 (v).

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

The Group’s obligation to provide a refund for faulty products under the standard warranty terms is recognised as a provision, see Note 22 for details.

Other operating income

Other operating income includes revenue generated from a transition service agreement between the Company and the purchaser of Fitzgerald Industries for the provision of bookkeeping and I.T. services. Other operating income also includes government-backed Covid-19 financial supports and government grant income. The accounting policy for this income is described in Note 1 (xv).

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

A majority of the revenue of the Group is generated in US Dollars. The Group’s management has determined that the US Dollar is the primary currency of the economic environment in which the Company and its subsidiaries (with the exception of the Group’s subsidiaries in Brazil, Canada and Sweden) principally operate. Thus, the functional currency of the Company and its subsidiaries (other than the Brazilian, Canadian and Swedish subsidiaries) is the US Dollar. The functional currency of the Brazilian entity is the Brazilian Real, the functional currency of the Canadian subsidiary is the Canadian Dollar and the functional currency of the Swedish subsidiary is the Swedish Kroner.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Where Euro, Brazilian Real, Canadian Dollar or Swedish Kroner amounts have been referenced in this document, their corresponding US Dollar equivalent has also been included and these equivalents have been calculated with reference to the foreign exchange rates prevailing at December 31, 2023.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xxi)	Senior secured term loan

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

The Company has issued warrants to third parties. A warrant contract might be accounted for as an equity instrument or a financial liability under IFRS depending on the terms of a warrant. A warrant contract that will or might be settled by an entity by delivering a fixed number of its own equity instruments, in exchange for a fixed amount of cash or another financial asset, is an equity instrument. As Perceptive has the option to choose a cashless exercise option, the Company will have to deliver a variable number of ADS, since the number of shares will vary depending on the ADS traded price. Even though the cashless exercise option is economically comparable to the cash exercise option, the fact that the Company will issue a variable number of shares under the cashless exercise option results in one settlement alternative violating the ‘fixed for fixed’ requirement.  The warrant contract therefore meets the definition of a financial liability and given the value of the warrant changes in response to the price of the Company’s ADS, with no initial investment and settlement occurring in the future it meets the definition of a derivative liability under IFRS 9. The warrant is issued in a separate contract, is transferable independently of the term loan and can be exercised while the term loan remains outstanding. Therefore, the warrant is a separate instrument to the term loan.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xxiv)	Segment reporting

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

xxvi)	Provisions and contingent liabilities

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation because of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. The status of any significant claim and legal proceeding in which the Group is involved is reviewed by management on a periodic basis and the Group’s potential financial exposure is assessed. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, a liability is recognised for the estimated loss.

Due to the uncertainties inherent in such matters, the related provisions are based on the best information available at the time. As additional information becomes available on pending claims, the potential liability is reassessed and revisions are made to the amounts accrued as appropriate. Such revisions in the judgments and estimates of the potential liabilities could have an impact on the results of operations and financial position of the Group in future accounting periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xxvii)	Cost of sales

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

xxix)	Treasury shares

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

A discontinued operation is a component of the Group that either has been disposed of or is classified as held for sale. Profit or loss from discontinued operations comprises the post-tax profit or loss of discontinued operations and the post-tax gain or loss resulting from the measurement and disposal of assets classified as held for sale and any gain or loss on disposal.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xxxiii)	New IFRS Standards

The standards and amendments that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements that the Company reasonably expects that will have an impact on its disclosures, financial position or performance when applied at a future date, are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1), effective from 1 January 2024

•	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16), effective from 1 January 2024

•	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7), effective from 1 January 2024

•	Non-current Liabilities with Covenants (Amendments to IAS 1), effective from 1 January 2024

•	General Requirements for Disclosure of Sustainability-related Financial Information (IFRS S1), effective from 1 January 2024

•	Climate-related Disclosures (IFRS S2), effective from 1 January 2024

•	Lack of Exchangeability (Amendments to IAS 21), effective from 1 January 2025

The Company is currently assessing the impact of the new standards and amendments on the Company’s accounting policy disclosure.

xxxiv)	Standards, amendments and interpretations to existing IFRS Standards that are not yet effective

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

DECEMBER 31, 2023

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

The reportable operating segments derive their revenue primarily from one source (i.e., the market for diagnostic tests for a range of diseases and other medical conditions). In determining the nature of its segmentation, the Group has considered the nature of the products, their risks and rewards, the nature of the production base, the customer base and the nature of the regulatory environment. The Group acquires, manufactures and markets a range of diagnostic products. The Group’s products are sold to a similar customer base and the Group’s products must comply with various regulators worldwide in the markets that we serve.

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.

i)	The distribution of revenue by geographical area based on location of assets was as follows:

Revenue	Americas	Rest of World Ireland	Eliminations	Total
Year ended December 31, 2023	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	44,984	11,848	-	56,832
Inter-segment revenue	21,867	872	(22,739)	-

Total revenue	66,851	12,720	(22,739)	56,832

Revenue	Americas	Rest of World Ireland	Eliminations	Total
Year ended December 31, 2022	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	50,508	12,013	-	62,521
Inter-segment revenue	26,110	828	(26,938)	-

Total revenue	76,618	12,841	(26,938)	62,521

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

2.	SEGMENT INFORMATION (CONTINUED)

Revenue	Americas	Rest of World Ireland	Eliminations	Total
Year ended December 31, 2021	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	67,249	13,900	-	81,149
Inter-segment revenue	49,059	2,517	(51,576)	-

Total revenue	116,308	16,417	(51,576)	81,149

ii)	The distribution of revenue by customers’ geographical area was as follows:

Revenue	December 31, 2023 US$‘000	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Americas	32,282	35,557	52,779
Asia / Africa	18,909	20,401	21,402
Europe (including Ireland) *	5,641	6,563	6,968

	56,832	62,521	81,149

*	Revenue from customers in Ireland is not disclosed separately due to the immateriality of these revenues.

iii)	The distribution of revenue by major product group was as follows:

Revenue	December 31, 2023 US$‘000	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Clinical laboratory goods	42,288	46,036	62,884
Clinical laboratory services	5,453	7,272	7,928
Point-of-care	9,091	9,213	10,337

	56,832	62,521	81,149

iv)	The group has recognised the following amounts relating to revenue in the consolidated statement of operations:

Revenue	December 31, 2023 US$‘000	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Revenue from contracts with customers	56,832	62,521	81,149

	56,832	62,521	81,149

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

2.	SEGMENT INFORMATION (CONTINUED)

(v)	Disaggregation of revenue from contracts with customers: The Group derives revenue from the transfer of goods and services over time and at a point in time in the following geographical areas:

Timing of revenue recognition	Americas	Rest of World Ireland	Total
Year ended December 31, 2023	US$‘000	US$‘000	US$‘000
At a point in time	44,692	11,848	56,540
Over time	292	-	292

Total	44,984	11,848	56,832

Timing of revenue recognition	Americas	Rest of World Ireland	Total
Year ended December 31, 2022	US$‘000	US$‘000	US$‘000
At a point in time	50,174	12,013	62,187
Over time	334	-	334

Total	50,508	12,013	62,521

Timing of revenue recognition	Americas	Rest of World Ireland	Total
Year ended December 31, 2021	US$‘000	US$‘000	US$‘000
At a point in time	66,806	13,900	80,706
Over time	443	-	443

Total	67,249	13,900	81,149

(vi)	The Group derives revenue from the transfer of goods and services over time and at a point in time based on customers’ geographical area as follows:

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2023	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	31,990	18,909	5,641	56,540
Over time	292	-	-	292

Total	32,282	18,909	5,641	56,832

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2022	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	35,223	20,401	6,563	62,187
Over time	334	-	-	334

Total	35,557	20,401	6,563	62,521

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

2.	SEGMENT INFORMATION (CONTINUED)

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2021	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	52,336	21,402	6,968	80,706
Over time	443	-	-	443

Total	52,779	21,402	6,968	81,149

vii)	The distribution of segment results by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2023	US$‘000	US$‘000	US$‘000	US$‘000
Result before impairment and unallocated expenses	(4,365)	(7,886)	(104)	(12,355)
Impairment charges	(11,105)	-	-	(11,105)

Result after impairment	(15,470)	(7,886)	(104)	(23,460)
Unallocated expenses *				(3,585)

Operating loss				(27,045)
Net financing expense (Note 6)				(9,882)

Loss before tax				(36,927)
Income tax credit (Note 7)				59

Loss for the year on continuing operations				(36,868)
Profit for the year on discontinued operations (Note 8)				12,850

Loss for the year				(24,018)

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2022	US$‘000	US$‘000	US$‘000	US$‘000
Result before impairment and unallocated expenses	(5,892)	(5,112)	(33)	(11,037)
Impairment charges	(2,331)	(3,508)	-	(5,839)

Result after impairment	(8,223)	(8,620)	(33)	(16,876)
Unallocated expenses *				(2,473)

Operating loss				(19,349)
Net financing expense (Note 6)				(24,431)

Loss before tax				(43,780)
Income tax charge (Note 7)				194

Loss for the year on continuing operations				(43,586)
Profit for the year on discontinued operations (Note 8)				2,577

Loss for the year				(41,009)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2021	US$‘000	US$‘000	US$‘000	US$‘000
Result before impairment and unallocated expenses	9,276	2,397	(12)	11,661
Impairment	(6,088)	(856)	-	(6,944)

Result after impairment	3,188	1,541	(12)	4,717
Unallocated expenses *				(779)

Operating profit				3,938
Net financing expense (Note 6)				(5,862)

Loss before tax				(1,924)
Income tax credit (Note 7)				74

Loss for the year on continuing operations				(1,850)
Profit for the year on discontinued operations (Note 8)				2,725

Profit for the year				875

*	Unallocated expenses represent head office general and administration costs of the Group, which cannot be allocated to the results of any specific geographical area.

viii)	The distribution of segment assets and segment liabilities by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2023	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	26,230	26,023	-	52,253
Unallocated assets:
Income tax assets (current and deferred)				3,491
Cash and cash equivalents and short-term investments				3,691

Total assets as reported in the Group balance sheet				59,435

Segment liabilities	49,398	31,387	20	80,805
Unallocated liabilities:
Income tax liabilities (current and deferred)				2,579

Total liabilities as reported in the Group balance sheet				83,384

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2022	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	41,779	37,695	-	79,474
Unallocated assets:
Income tax assets (current and deferred)				6,052
Cash and cash equivalents and short-term investments				6,578

Total assets as reported in the Group balance sheet				92,104

Segment liabilities	58,307	30,845	42	89,194
Unallocated liabilities:
Income tax liabilities (current and deferred)				5,086

Total liabilities as reported in the Group balance sheet				94,280

ix)
The distribution of long-lived assets, which are property, plant and equipment, goodwill and intangible assets and other non-current assets (excluding deferred tax assets and derivative financial instruments), by geographical area was as follows:

	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Rest of World – Ireland	12,448	21,180
Americas	5,793	19,910

	18,241	41,090

x)	The distribution of depreciation and amortisation by geographical area was as follows:

	December 31, 2023 US$‘000	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Depreciation:
Rest of World – Ireland	162	123	159
Americas	668	1,282	1,662

	830	1,405	1,821

Amortisation:
Rest of World – Ireland	458	89	51
Americas	487	800	848

	945	889	899

xi)	The distribution of share-based payment expense by geographical area was as follows:

	December 31, 2023 US$‘000	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Rest of World – Ireland	1,650	632	1,072
Americas	419	1,123	28

	2,069	1,755	1,100

See Note 20 for further information on share-based payments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

2.	SEGMENT INFORMATION (CONTINUED)

xii)	The distribution of taxation credit/(expense) by geographical area was as follows:

	December 31, 2023 US$‘000	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Rest of World – Ireland	(385)	286	436
Rest of World – Other	(235)	(4)	(2)
Americas	679	(88)	(360)

	59	194	74

xiii)	During 2023 and 2022 there were no customers generating 10% or more of total revenues. In 2021, one customer accounted for more than 10% of total revenues.

xiv)	The distribution of capital expenditure by geographical area was as follows:

	December 31 2023 US$‘000	December 31, 2022 US$‘000
Rest of World – Ireland	251	2,443
Rest of World – Other	-	-
Americas	2,547	4,370

	2,798	6,813

3.	EMPLOYMENT

The average number of persons employed by the Group in continuing operations is as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Research and development	23	26	25
Administration and sales	99	105	119
Manufacturing and quality	258	253	318

	380	384	462

The average number of employees, including discontinued operations, was 383 (2022: 398; 2021: 477).

Employment costs charged in the consolidated statement of operations for continuing operations are analysed as follows:

	December 31, 2023 US$‘000	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Wages and salaries	23,718	22,364	25,320
Social welfare costs	2,061	1,965	2,346
Pension costs	508	347	351
Share-based payments	2,069	1,755	1,100
Restructuring cost	485	274	270

	28,841	26,705	29,387

Employment costs are shown net of capitalisations and Irish government wage subsidies. There were no Irish government wage subsidies netted against employment costs in the year ended December 31, 2023. Total employment costs, inclusive of amounts capitalised for wages and salaries, social welfare costs and pension costs, for the year ended December 31, 2023 amounted to US$29,975,000 (2022: US$27,528,000) (2021: US$32,069,000). Total share-based payments, inclusive of amounts capitalised in the balance sheet, amounted to US$2,069,000 for the year ended December 31, 2023 (2022: US$1,755,000) (2021: US$1,100,000). See Note 20 for further details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

3.	EMPLOYMENT (CONTINUED)

Employment costs including discontinued operations, are analysed as follows:

	December 31, 2023 US$‘000	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Wages and salaries	24,343	23,608	26,561
Social welfare costs	2,097	2,036	2,403
Pension costs	510	352	352
Share-based payments	2,069	1,755	1,100
Restructuring cost	485	274	270

	29,504	28,025	30,686

The Group operates defined contribution pension schemes for certain of its full-time employees. The benefits under these schemes are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income amounted to US$507,609 (2022: US$347,000) (2021: US$351,000). The pension accrual for the Group at December 31, 2023 was US$56,000 (2022: US$44,000), (2021: US$47,000).

4.	OTHER OPERATING INCOME

	December 31, 2023 US$‘000	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Other income	138	-	-
Rental income from premises	3	3	4
Government supports - COVID-19	-	7	4,424
Government grants	-	333	-

	141	343	4,428

The other income for year ended December 31, 2023 relates to income from a transition services agreement with the acquirers of Fitzgerald Industries for the provision of bookkeeping and I.T. services.

In 2020, the Company received an interest-free loan received under the Canada Emergency Business Account (“CEBA”). The CEBA loans were provided by the Canadian Government to mitigate the financial impact of the Covid-19 outbreak. This interest-free loan was repaid in the year ended December 31, 2022 and an amount of CAD$10,000 (US$7,000) was forgiven. In 2021 government supports - COVID-19 comprised funding received under the U.S. government’s Cares Act, specifically its Paycheck Protection Program. Five Paycheck Protection Program (“PPP”) loans received by the Company’s continuing operations, amounting to US$4,424,000 were forgiven during 2021 and recognised as Other Operating Income in that year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

5.	IMPAIRMENT CHARGES

In accordance with IAS 36, Impairment of Assets, the Group carries out periodic impairment reviews of the asset valuations. A number of factors impacted this calculation including the Company’s market capitalization during the year ended December 31 2023, the cost of capital, cash flow projections and net asset values across each of the Company’s cash-generating units.

The impact of the above items on the consolidated statement of operations for the year ended December 31, 2023, December 31, 2022 and December 31, 2021 was as follows:

	December 31,	December 31,	December 31,
	2023	2022	2021
	US$’000	US$’000	US$’000
Selling, general & administration expenses
Impairment of PP&E (Note 11)	3,772	733	2,508
Impairment of goodwill and other intangible assets (Note 12)	5,833	4,624	3,853
Impairment of prepayments (Note 17)	-	482	583
Impairment of financial assets (Note 13)	1,500	-	-

Total impairment loss	11,105	5,839	6,944

6.          FINANCIAL INCOME AND EXPENSES

	December 31, 2023 US$‘000	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Financial income:
Non-cash financial income	1,171	303	1,220
Interest income	-	-	3

	1,171	303	1,223
Financial expense:
Interest on leases (Note 28)	(624)	(647)	(803)
Loss on disposal of exchangeable notes (Note 23, 28)	-	(9,678)	-
Penalty for early partial settlement of senior secured term loan (Note 23)	(905)	(3,450)	-
Cash interest payable on senior secured term loan	(7,289)	(7,039)	-
Cash interest payable on convertible note	(300)	(199)	-
Cash interest on exchangeable notes	(8)	(296)	(3,996)
Loan origination costs	-	-	(1,638)
Non-cash interest on exchangeable notes	-	(84)	(648)
Non-cash interest on senior secured term loan	(1,131)	(2,772)	-
Non-cash interest on convertible note	(796)	(495)	-
Non-cash financial expense	-	(74)	-

	(11,053)	(24,734)	(7,085)
Net financing expense	(9,882)	(24,431)	(5,862)

For more information on the senior secured term loan, convertible note and exchangeable notes, refer to Note 23 Interest-Bearing Loans and Borrowings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

7.       INCOME TAX CREDIT

	December 31, 2023 US$‘000	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Current tax expense/(credit)
Irish Corporation tax	-	(336)	(520)
Foreign taxes (a)	462	(5)	296
Adjustment in respect of prior years	(198)	61	113

Total current tax expense/(credit)	264	(280)	(111)

Deferred tax credit (b)
Origination and reversal of temporary differences (see Note 14)	(547)	324	620
Origination and reversal of net operating losses (see Note 14)	224	(238)	(583)

Total deferred tax (credit)/charge	(323)	86	37

Total income tax credit on continuing operations in statement of operations	(59)	(194)	(74)

Tax charge/(credit) on discontinued operations (see Note 8)	-	2	(92)

Total tax credit	(59)	(192)	(166)

(a)	In 2023, the foreign taxes relate primarily to Luxembourg and Canada.

(b)
In 2023, there was a deferred tax charge of US$174,000 (2022: charge of US$109,000) (2021: charge of US$18,000) recognised in respect of Ireland and a deferred tax credit of US$497,000 (2022: credit of US$26,000) (2021: credit of US$81,000) recognised in respect of overseas tax jurisdictions.

Effective tax rate	December 31, 2023	December 31, 2022	December 31, 2021
Loss before taxation – continuing operations (US$‘000)	(36,927)	(43,780)	(1,924)
As a percentage of loss before tax:
Current tax %	(0.72)%	(0.64)%	(5.77)%
Total (current and deferred) %	(0.16)%	(0.44)%	(3.85)%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

7.	INCOME TAX CREDIT (CONTINUED)

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective total tax rate for the Group:

	December 31, 2023	December 31, 2022	December 31, 2021
Irish corporation tax	(12.5)%	(12.5)%	(12.5)%
Effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised (a)	17.19%	10.97%	19.41%
Effect of tax rates on overseas earnings	(7.82)%	(7.30)%	(0.09)%
Effect of Irish income taxable at higher tax rate	2.62%	3.93%	38.60%
Adjustments in respect of prior years	(0.53)%	0.14%	5.93%
R&D tax credits	-	(0.75)%	(30.99)%
Other items (b)	0.88%	5.07%	(16.51)%

Effective tax rate	(0.16)%	(0.44)%	(3.85)%

(a)
No deferred tax asset was recognised because there was no reversing deferred tax liability in the same jurisdiction reversing in the same period and insufficient future projected taxable income in the same jurisdiction.

(b)
Other items comprise items not chargeable to tax and expenses not deductible for tax purposes. In 2022, other items mainly related to the loss on disposal of the exchangeable notes which was non-recurring. In 2021 other items mainly related to the US$4.4 million income from the Paycheck Protection Program loans which was not chargeable for tax purposes. There was no Paycheck Protection Program income in 2023 or 2022.

The distribution of (loss)/profit before taxes by geographical area was as follows:

	December 31, 2023 US$‘000	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Rest of World – Ireland	(12,922)	(22,354)	(813)
Rest of World – Other	(104)	(33)	3,939
Americas	(23,901)	(21,393)	(5,050)

	(36,927)	(43,780)	(1,924)

At December 31, 2023, the Group had unutilised net operating losses for continuing operations as follows:

	December 31, 2023 US$‘000	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Rest of World – Ireland	69,851	62,731	68,132
Rest of World – Other	52,511	448	1,000
Americas	13,840	12,778	4,761

	136,202	75,957	73,893

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

7.	INCOME TAX CREDIT (CONTINUED)

At December 31, 2023, the Group had unrecognised deferred tax assets in respect of unused tax losses and unused tax credits as follows:

	December 31, 2023 US$‘000	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Rest of World – Ireland – unused tax losses	8,464	7,489	9,272
Rest of World – Other – unused tax losses	14,701	124	279
Americas – unused tax losses	3,395	3,163	5,891
Americas – unused tax credits	5,806	4,658	3,368

Unrecognised deferred tax asset	32,366	15,434	18,810

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

8.	PROFIT FOR THE YEAR ON DISCONTINUED OPERATIONS

Expenses, gains and losses relating to the discontinued Cardiac point-of-care operation and the sold Fitzgerald Industries have been eliminated from profit or loss from the Group’s continuing operations and are shown as a single line item (net of related taxes) on the face of the consolidated statement of operations.

In April 2023, the Company announced the sale of its Fitzgerald Industries life sciences supply business, consisting of Benen Trading Ltd and Fitzgerald Industries International, Inc, to Biosynth for cash proceeds of approximately US$30 million subject to customary adjustments. The sale closed on April 27, 2023.

In 2016, management decided to cease the development of Cardiac point-of-care tests on the Meritas platform. These products were being developed by the Group’s subsidiary Fiomi Diagnostics (“Fiomi”) located in Sweden.

The operating profit for the discontinued operations are summarised as follows::

	December 31, 2023 US$‘000	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Revenue	2,784	12,258	11,817
Operating expenses	(2,652)	(9,679)	(9,142)
Closure provision	-	-	(42)
Tax (expense)/credit	-	(2)	92

Profit from operating activities	132	2,577	2,725

Gain on sale of discontinued operations	12,718	-	-

Profit for the year from discontinued operations	12,850	2,577	2,725

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

8.	PROFIT FOR THE YEAR ON DISCONTINUED OPERATIONS (CONTINUED)

The net cashflows generated from the sale of Fitzgerald Industries are as follows:

US$’000

Cash received from sale of the discontinued operations net of transaction costs	28,935
Cash sold as a part of discontinued operations	(775)

Net cash inflow on date of disposal	28,160

The amount of the Fitzgerald Industries' assets and liabilities which were disposed in the year ended December 31, 2023, summarised by each major category is shown in the following table:

US$’000
Property plant & equipment	103
Goodwill and intangible assets	14,123
Inventory	1,160
Cash	775
Trade and other receivables	1,309
Trade and other payables	(864)
Lease liabilities	(106)
Current Corporation tax	(2)
Deferred tax liability	(195)

Total net assets disposed	16,303

The consideration from the sale of Fitzgerald Industries which was receivable as at December 31, 2023 was US$373,000 (refer to Note 17).
Basic earnings per ordinary share – discontinued operations

Basic earnings per ordinary share for discontinued operations is computed by dividing the profit after taxation on discontinued operations of US$12,850,000 (2022: US$2,577,000) (2021: US$2,725,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue. As at December 31, 2023, this amounted to 153,099,405 shares (2022: 134,939,327 shares) (2021: 83,606,810 shares), see Note 10 for further details.

Diluted earnings per ordinary share – discontinued operations

Diluted earnings per ordinary share for discontinued operations is computed by dividing the profit after taxation on discontinued operations of US$12,850,000 (2022: US$2,577,000) (2021: US$2,725,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 178,016,062 (2022: 155,498,651 shares) (2021: 106,518,650 shares), see Note 10 for further details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

8.	PROFIT FOR THE YEAR ON DISCONTINUED OPERATION (CONTINUED)

	December 31, 2023	December 31, 2022	December 31, 2021
Basic earnings per ‘A’ share (US Dollars) – discontinued operations	0.08	0.02	0.03
Diluted earnings per ‘A’ share (US Dollars) – discontinued operations	0.07	0.02	0.03

Basic earnings per ADS – discontinued operations

In February 2024, the Company changed the ratio of the ADSs representing its ‘A’ ordinary shares from one (1) ADS representing four (4) ‘A’ ordinary shares to one (1) ADS representing twenty (20) ‘A’ ordinary shares.

Basic earnings per ADS for discontinued operations is computed by dividing the profit after taxation on discontinued operations of US$12,850,000 (2022: US$2,577,000) (2021: US$2,725,000) for the financial year by the weighted average number of ADS in issue of 7,654,970 (2022: 6,746,966) (2021: 4,180,341), see Note 10 for further details.

Diluted earnings per ADS – discontinued operations

Diluted earnings per ADS for discontinued operations is computed by dividing the profit after taxation on discontinued operations of US$12,850,000 (2022: US$2,577,000) (2021: US$2,725,000) for the financial year, by the diluted weighted average number of ADS in issue of 8,900,803 (2022: 7,774,933) (2021: 5,325,933), see Note 10 for further details.

	December 31, 2023	December 31, 2022	December 31, 2021
Basic earnings per ADS (US Dollars) – discontinued operations	1.68	0.38	0.65
Diluted earnings per ADS (US Dollars) – discontinued operations	1.44	0.33	0.51

Cash flows

The cash flows attributable to discontinued operations are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
	US$000	US$000	US$000
Cash (outflow)/inflow from operating activities	(177)	3,798	5,140
Cash inflow from investing activities	28,160	-	-
Cash (outflow)/inflow from financing activities	-	(10,800)	104

The cash inflow from investing activities for the year ended December 31, 2023 of US$28,160,000, related to cash received from sale of the discontinued operations net of transaction costs less the cash sold as a part of discontinued operations. Cash (outflow)/inflow from financing activities relate to cash remittances to and from other entities in the Group as part of cash pooling arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

9.          LOSS BEFORE TAX

The following amounts were charged / (credited) to the statement of operations:

	December 31, 2023 US$‘000	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Directors’ emoluments (including non- executive directors):
Remuneration	2,058	1,639	1,391
Pension	26	24	24
Share based payments	1,601	1,707	986
Auditor’s remuneration
Audit fees	861	888	580
Tax fees	407	89	77
Depreciation (Note 11) [1]	830	1,405	1,821
Amortisation (Note 12)	945	889	899
Loss/(profit) on the disposal of property, plant and equipment	-	2	(1)
Net foreign exchange differences	336	(1,210)	(789)

1 In 2023, no depreciation was capitalised to research and development projects (2022: US$Nil) (2021: US$38,000).

Depreciation for discontinued operations for the year ended December 31, 2023 is US$1,000 (2022: US$5,000) (2021:US$7,000)

Amortisation for discontinued operations for the year ended December 31, 2023 is US$1,000 (2022: US$34,000) (2021:US$18,000).

10.	(LOSS)/EARNINGS PER SHARE

Basic (loss)/earnings per ordinary share

Basic (loss)/earnings per ordinary share is calculated by dividing the net (loss)/earnings attributable to owners of the parent of US$24,018,000 (2022: loss of US$41,009,000) (2021: profit of US$875,000) by the weighted average number of ‘A’ ordinary shares in issue, net of any Treasury Shares, during the year. Basic (loss)/earnings per ordinary share from continuing operations is calculated by dividing the loss from continuing operations attributable to owners of the parent of US$36,868,000 (2022: loss of US$43,586,000) (2021: loss of US$1,850,000) by the weighted average number of ‘A’ ordinary shares in issue, net of any Treasury Shares, during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023
10.	(LOSS)/EARNINGS PER SHARE (CONTINUED)

As at December 31, 2023, the number of ‘A’ ordinary shares for the purposes of the calculation of basic (loss)/earnings per share are 153,099,405 shares (2022: 134,939,327 shares) (2021: 83,606,810 shares).

	December 31, 2023	December 31, 2022	December 31, 2021
‘A’ ordinary shares	153,099,405	134,939,327	83,606,810

Basic (loss)/earnings per share denominator	153,099,405	134,939,327	83,606,810

Reconciliation to weighted average (loss)/earnings per share denominator:
Number of ‘A’ ordinary shares at January 1 (Note 19)	164,985,882	96,162,410	96,162,410
Weighted average number of ‘A’ ordinary shares issued during the year*	669,123	51,332,517	-
Weighted average number of treasury shares	(12,555,600)	(12,555,600)	(12,555,600)

Basic (loss)/earnings per share denominator	153,099,405	134,939,327	83,606,810

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

	December 31, 2023	December 31, 2022	December 31, 2021
Potentially Dilutive Instruments:
Issuable on exercise of options (Note 20)	186,908	2,752,153	4,648,586
Issuable on exercise of warrants to Perceptive (Note 23)	-	-	-
Issuable on conversion of Exchangeable notes (Note 23)	38,391	1,436,463	18,263,254
Issuable on conversion of Convertible notes (Note 23)	24,691,358	16,370,709	-

Total number of potentially dilutive instruments excluded from the weighted average number of ‘A’ ordinary shares in calculating dilutive (loss)/earnings per ‘A’ ordinary share	24,916,657	20,559,325	22,911,840

Of the ‘A’ ordinary shares issuable on exercise of options, 13,743 are contingently issuable as their issue is contingent upon satisfaction of specified performance conditions in addition to the passage of time. The conditions governing their exercisability have not been satisfied as at the end of the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

10.	(LOSS)/EARNINGS PER SHARE (CONTINUED)

Subsequent to the end of the reporting period, the following ordinary share transactions or potential ordinary share transactions occurred:

○
Options over 12,100,000 ‘A’ ordinary shares were granted, of which 6,250,000 are contingently issuable as their issue is contingent upon satisfaction of specified performance conditions in addition to the passage of time.

○
In connection with the acquisition of the Waveform Assets and the Amendment of the Term Loan in January 2024, Perceptive received new warrants to purchase an additional 10,000,000 'A' shares and the Company has agreed to price these additional warrants and reprice the existing warrants to purchase the 10,00,000 shares that were issued to Perceptive under the original term loan, with an exercise price of US$0.11.

○
Warrants to purchase 1,200,000 'A' shares have been issued to a consultant assisting with our CGM business. The exercise price is US$0.11 per share. The warrants are exercisable, in whole or part, until the fifth anniversary of the issue date in January 2024.

(Loss)/earnings per ADS

In February 2024, the Company changed the ratio of the ADSs representing its ‘A’ ordinary shares from one (1) ADS representing four (4) ‘A’ ordinary shares to one (1) ADS representing twenty (20) ‘A’ ordinary shares. Refer to Note 29 for more information.

Basic (loss)/earnings per ADS is calculated by dividing the (loss)/earnings attributable to owners of the parent of US$24,018,000 (2022: loss of US$41,009,000) (2021: profit of US$875,000) by the weighted average number of ADS in issue, net of any Treasury Shares, during the year. Basic (loss)/earnings per ADS from continuing operations is calculated by dividing the (loss)/earnings of US$36,868,000 (2022: loss of US$43,586,000) (2021: loss of US$1,850,000) by the weighted average number of ADS in issue, net of any Treasury Shares, during the year.

As at December 31, 2023, the number of ADS for the purposes of the calculation of basic (loss)/earnings per ADS were 7,654,970 ADS (2022: 6,746,966 ADS) (2021: 4,180,340 ADS).

	December 31, 2023	December 31, 2022	December 31, 2021
ADS	7,654,970	6,746,966	4,180,340

Basic (loss)/earnings per ADS denominator	7,654,970	6,746,966	4,180,340

Reconciliation to weighted average (loss)/earnings per ADS denominator:
Number of ADS at January 1 (Note 19)	8,249,294	4,808,120	4,808,120
Weighted average number of shares issued during the year*	33,456	2,566,626	-
Weighted average number of treasury shares	(627,780)	(627,780)	(627,780)

Basic (loss)/earnings per ADS denominator	7,654,970	6,746,966	4,180,340

* The weighted average number of ADSs issued during the year is calculated by taking the number of ADSs issued multiplied by the number of days in the year each share is in issue, divided by 365 days.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

10.	(LOSS)/EARNINGS PER SHARE (CONTINUED)

	December 31, 2023	December 31, 2022	December 31, 2021
Potentially Dilutive Instruments:
Issuable on exercise of options (Note 20)	9,345	137,608	232,429
Issuable on exercise of warrants to Perceptive (Note 23)	-	-	-
Issuable on conversion of Exchangeable notes (Note 23)	1,920	71,823	913,163
Issuable on conversion of Convertible notes (Note 23)	1,234,568	818,535	-

Total number of potentially dilutive instruments excluded from the weighted average number of ADS in calculating dilutive (loss)/earnings per ADS	1,245,833	1,027,966	1,145,592

Of the ADS issuable on exercise of options, 687 are contingently issuable as their issue is contingent upon satisfaction of specified performance conditions in addition to the passage of time. The conditions governing their exercisability have not been satisfied as at the end of the reporting period.

Subsequent to the end of the reporting period, the following ordinary share transactions or potential ordinary share transactions occurred:

○	Options over 605,000 ADS were granted, of which 312,500 are contingently issuable as their issue is contingent upon satisfaction of specified performance conditions in addition to the passage of time.

○
Perceptive received new warrants to purchase an additional 500,000 ADSs and the Company has agreed to price these additional warrants and reprice the existing warrants to purchase the 500,000 ADSs that were issued to Perceptive under the original term loan, with an exercise price of US$2.20 per ADS.

○
Warrants to purchase 60,000 ADS shares have been issued to a consultant assisting with our CGM business. The exercise price is US$2.20 per ADS. The warrants are exercisable, in whole or part, until the fifth anniversary of the issue date in January 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

11.	PROPERTY, PLANT AND EQUIPMENT

	Land & Buildings US$‘000	Leasehold Improvements US$‘000	Computer & Office Equipment US$‘000	Plant & Equipment US$‘000	Total US$‘000
Cost
At January 1, 2022	24,334	2,592	4,200	32,337	63,463
Additions	379	93	362	1,100	1,934
Disposals or retirements	-	-	(25)	(42)	(67)
Reallocations/ reclassifications	-	-	(2)	2	-
Exchange adjustments	(31)	16	5	286	276

At December 31, 2022	24,682	2,701	4,540	33,683	65,606

At January 1, 2023	24,682	2,701	4,540	33,683	65,606
Additions	55	87	173	596	911
Disposals or retirements	(480)	(40)	(115)	(220)	(855)
Reallocations/ reclassifications	-	(8)	8	-	-
Exchange adjustments	11	20	6	370	407

At December 31, 2023	24,268	2,760	4,612	34,429	66,069

Accumulated depreciation and Impairment losses
At January 1, 2022	(21,432)	(2,131)	(3,950)	(30,032)	(57,545)
Charge for the year	(414)	(133)	(214)	(649)	(1,410)
Disposals or retirements	-	-	22	43	65
Impairment losses	(48)	(4)	(31)	(650)	(733)
Exchange adjustments	9	(16)	(5)	(289)	(301)

At December 31, 2022	(21,885)	(2,284)	(4,178)	(31,577)	(59,924)

At January 1, 2023	(21,885)	(2,284)	(4,178)	(31,577)	(59,924)
Charge for the year	(272)	(64)	(178)	(317)	(831)
Disposals or retirements	385	38	115	213	751
Impairment losses	(2,246)	(339)	(101)	(1,086)	(3,772)
Exchange adjustments	(4)	(20)	(7)	(370)	(401)

At December 31, 2023	(24,022)	(2,669)	(4,349)	(33,137)	(64,177)

Carrying amounts
At December 31, 2023	246	91	263	1,292	1,892

At December 31, 2022	2,797	417	362	2,106	5,682

The assets of the Group are pledged as security for the senior secured term loan from Perceptive Advisors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

11.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Right-of-use assets

Additional information on the right-of-use assets by class of assets is as follows:

	Carrying amount	Depreciation Charge	Impairment Charge
	At December 31, 2023	Year ended December 31, 2023	Year ended December 31, 2023
	US$000	US$000	US$000
Buildings	229	(196)	(1,930)
Computer equipment	166	(51)	-
Plant and Equipment, vehicles	-	(26)	(86)

	395	(273)	(2,016)

	Carrying amount	Depreciation Charge	Impairment Charge
	At December 31, 2022	Year ended December 31, 2022	Year ended December 31, 2022
	US$000	US$000	US$000
Buildings	2,482	(398)	(48)
Computer equipment	217	(40)	-
Plant and Equipment, vehicles	-	(17)	(200)

	2,699	(455)	(248)

Income from sub-letting right-of-use buildings amounted to US$3,000 in the year ended December 31, 2023 (2022: US$3,000).

Right-of-Use assets at 31 December 2023	No. of Right-of-Use leased assets	Range of remaining term in years	Average remaining lease term (years)	No. of Leases with extension options	No. of Leases with options to purchase	No. of leases with variable payments linked to index	No. of leases with termination options
Building	7	1 to 10	5	1	-	-	-
Vehicle	22	1 to 3	2	-	22	-	22
I.T. and office equipment	5	3	3	-	-	-	-

Right-of-Use assets at 31 December 2022	No. of Right-of-Use leased assets	Range of remaining term in years	Average remaining lease term (years)	No. of Leases with extension options	No. of Leases with options to purchase	No. of leases with variable payments linked to index	No. of leases with termination options
Building	9	1 to 11	5	2	-	-	-
Vehicle	20	0.4 to 3	2	-	20	-	20
I.T. and office equipment	5	4	4	-	-	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

11.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

The details of the impairment review are described in Note 12. When an impairment loss is identified in a cash-generating unit, it must be first allocated to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. In this manner, an impairment loss of US$3.8 million was allocated to property, plant and equipment as at December 31, 2023 (2022: US$0.7 million). The recoverable amount of property, plant and equipment was determined to be the value in use of each cash-generating unit.

Assets held under operating leases (where the Company is the lessor)

The Company has a number of assets included in plant and equipment which generate operating lease revenue for the Group. The net book value of these assets as at December 31, 2023 and 2022 is US$Nil following full write down of the assets due to group impairment. Depreciation charged on these assets in 2023 amounted to US$Nil (2022: US$34,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

12.	GOODWILL AND INTANGIBLE ASSETS

	Goodwill US$‘000	Development costs US$‘000	Patents and licenses US$‘000	Other US$‘000	Total US$‘000
Cost
At January 1, 2022	79,182	121,173	8,707	33,198	242,260
Additions		4,475	22	382	4,879
Exchange adjustments	-	(64)	-	-	(64)

At December 31, 2022	79,182	125,584	8,729	33,580	247,075

At January 1, 2023	79,182	125,584	8,729	33,580	247,075
Additions	-	1,758	19	110	1,887
Disposals or retirements	(12,591)	-	-	(14,488)	(27,079)
Reclassifications	54	-	(54)	-	-
Exchange adjustments	-	23	-	-	23

At December 31, 2023	66,645	127,365	8,694	19,202	221,906

Accumulated amortisation and Impairment losses
At January 1, 2022	(66,645)	(103,494)	(8,561)	(27,579)	(206,279)
Charge for the year		(479)	(9)	(435)	(923)
Impairment losses	-	(4,623)	-	(1)	(4,624)
Exchange adjustments	-	20	-	-	20

At December 31, 2022	(66,645)	(108,576)	(8,570)	(28,015)	(211,806)

At January 1, 2023	(66,645)	(108,576)	(8,570)	(28,015)	(211,806)
Charge for the year	-	(753)	30	(223)	(946)
Disposals or retirements	-	-	-	12,956	12,956
Impairment losses	-	(2,926)	(9)	(2,898)	(5,833)
Exchange adjustments	-	(7)	-	-	(7)

At December 31, 2023	(66,645)	(112,262)	(8,549)	(18,180)	(205,636)

Carrying amounts
At December 31, 2023	-	15,103	145	1,022	16,270

At December 31, 2022	12,537	17,008	159	5,565	35,269

Included within development costs are projects with a carrying value of US$1,596,000 which were not amortised in 2023 (2022: US$6,982,000) (2021: US$7,994,000). These development costs are not being amortised as the projects to which the costs relate were not fully complete at the end of the financial year. As at December 31, 2023 these projects are expected to be completed during the period from January 1, 2024 to December 31, 2025 at an expected further cost of approximately US$1,000,000.

The following represents the costs incurred during each period presented for each of the principal development projects:

Product Name	2023 US$’000	2022 US$’000
Premier Instruments for A1c and haemoglobinopathies testing	1,669	1,904
COVID-19 tests	-	1,378
Mid-tier haemoglobins instrument	51	484
HIV screening rapid test	6	379
Tri-stat point-of-care instrument	-	163
Other projects	32	167
Total capitalised development costs	1,758	4,475

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Other intangible assets

Other intangible assets consist primarily of software assets, acquired customer and supplier lists, trade names and websites. The disposal of other intangible assets in year ended December 31, 2023 related to the software assets, acquired customer and supplier lists, trade names and websites of Fitzgerald Industries, which was divested in April 2023, for more information see Note 8.

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

The recoverable amount of seven CGUs is determined based on a value-in-use computation at June 30 and December 31. The value-in-use calculations use cash flow projections based on the 2023 projections for each CGU and a further four years projections using estimated revenue and cost average growth rates of between 0% and 5%. At the end of the five-year forecast period, terminal values for each CGU, based on a long-term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The pre-tax discount rates used range from 15% to 22% (2022: 16% to 24%).

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

Impairment tests of cash-generating units

The impairment tests performed at June 30, 2023 and at December 31, 2023 resulted in an impairment loss being recorded in three CGUs, Immco Diagnostics Inc, Trinity Biotech Do Brasil and Trinity Biotech Manufacturing Limited. The table below sets forth the impairment loss recorded for each of the CGU’s, comprising both the specific asset impairment charges recorded in year ended December 31, 2023 as per the below table and the impairments arising from the CGU impairment tests:

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Immco Diagnostics inc.	9,331	-
Trinity Biotech Manufacturing Limited (Note 13)	1,500	3,599
Trinity Biotech Do Brasil	274	454
Primus Corp	-	1,024
Clark Laboratories Inc.	-	407
Biopool US Inc.	-	355
Total impairment loss	11,105	5,839

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The table below sets forth the breakdown of the impairment loss for each class of asset:

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Goodwill and other intangible assets	5,833	4,624
Property, plant and equipment (see Note 11)	3,772	733
Financial assets (see Note 13)	1,500	-
Prepayments (see Note 17)	-	482

Total impairment loss	11,105	5,839

The impairment tests performed as at June 30, 2023 and December 31, 2023 identified an impairment loss in two cash generating units, namely Trinity Biotech Do Brasil and Immco Diagnostics Inc. Management is seeking to implement profit improvement initiatives in both entities, however the values in use of these CGUs at June 30, 2023 and December 31, 2023, defined as the present value of the future projected cash flows, were below the value of the carrying amount of their assets, other than inventories, accounts receivable, cash and cash equivalents and deferred tax assets. Immco’s laboratory has for a number of years provided transplant testing services to a local healthcare provider. However, in early 2023 that healthcare provider informed Immco that it was moving to a different service provider, and this resulted in lost revenues for the laboratory beginning in the second quarter of 2023. The impairment loss for the financial asset of US$1.5 million also relates to Immco’s laboratory. The Group invested US$1.5 million in a strategic partnership with imaware Inc (“imaware”) that aimed to combine their built-to-partner digital health platform with Trinity Biotech’s advanced reference laboratory facilities to power the Digital Health Industry with at-home and remote testing programs. Given the uncertainty over the future of imaware’s performance and the value of this investment, the Group recognised an impairment loss for the investment of US$1.5 million in the year ended December 31, 2023 and this impairment loss was recorded in Trinity Biotech Manufacturing Ltd as this was the CGU that made the investment.

Specific asset impairment charges in year ended December 31, 2022

In the year ended December 31, 2022, four internally developed intangible assets were fully impaired, as shown in the table below. There were no specific asset impairment charges in the year ended December 31, 2023.

Asset name	Entity	2022 US$’000
Rapid COVID-19 antigen test	Trinity Biotech Manufacturing Ltd	2,214
Autoimmune smart reader	Trinity Biotech Manufacturing Ltd	1,266
Tri-stat instrument	Primus Corp.	1,024
COVID-19 ELISA test	Trinity Biotech Manufacturing Ltd	120
Total		4,624

The rapid COVID-19 test is approved for professional use in the EU. However, as previously disclosed by the Company, the demand for our COVID-19 portfolio of products is highly uncertain and very difficult to predict and in our experience the market has moved to over the counter (“OTC”) rapid COVID-19 tests, for which this product is not yet approved. As such the Company’s efforts to commercialise this test have been unsuccessful. In addition, pricing for rapid COVID-19 tests in the EU is relatively weak, with stronger pricing available in, for example, the US market, for which this product is not yet approved. Given the market outlook for rapid COVID-19 testing products and continued uncertainty regarding regulatory approval pathways in key markets, including the US, the Company has chosen to not immediately pursue further regulatory approvals but does intend to monitor these markets and regulatory pathways with a view to potentially seeking additional regulatory approvals. As the Company had no plans to pursue these regulatory approvals in 2022, this development project was written down from US$2,214,000 to zero in 2022. For similar reasons, the carrying value of our internally developed COVID-19 ELISA test was fully impaired and the impairment charge for this project was US$120,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The development project for the autoimmune smart reader was paused in 2022 as management reviewed other options, including the potential to proceed with a third-party reader instead of our own internally developed reader. Following this review, we determined that there were likely greater opportunities to capture more market share in a more capital efficient manner through partnering with a third-party reader manufacturer rather than pursuing an independent strategy. There is significant uncertainty if we will complete the project to develop our own in-house autoimmune smart reader and thus while we may re-visit this decision in the future, in the interests of prudence the project’s carrying value of US$1,266,000 was impaired to zero.

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

The value-in-use calculations for CGUs are subject to significant estimation, uncertainty and accounting judgements and the following sensitivity analysis has been performed:

•
In the event that there was a reduction of 10% in the assumed level of future growth in revenue growth rate, which would represent a reasonably likely range of outcomes, there would be no additional impairment loss recorded at December 31, 2023.

•
In the event there was a 10% increase in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be no additional impairment loss recorded at December 31, 2023.

Significant Goodwill and Intangible Assets with Indefinite Useful Lives

Following the disposal of Fitzgerald Industries during 2023, the carrying value of goodwill is US$nil as at December 31, 2023. At December 31, 2022, Fitzgerald Industries’ goodwill was significant from a Group perspective and the additional disclosures required for this CGU were as follows:

Fitzgerald Industries	December 31, 2022
Carrying amount of goodwill (US$’000)	12,591
Discount rate applied (real pre-tax)	15.77%
Excess value-in-use over carrying amount (US$’000)	7,432
% EBITDA would need to decrease for an impairment to arise	31.28%
Long-term growth rate	2.0%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The key assumptions and methodology used in respect of this CGU are consistent with those described above. The assumptions and estimates used are specific to the individual CGU and were derived from a combination of internal and external factors based on historical experience.

Intangible Assets with Indefinite Useful lives (included in other intangibles)	December 31, 2023 US$‘000	December 31, 2022 US$‘000

Immco Diagnostic CGU
Immco Diagnostic trade name	-	2,069
Fitzgerald Industries CGU
Fitzgerald trade name	-	970
RDI trade name	-	560
Primus Corporation CGU
Primus trade name	365	365
Total	365	3,964

In 2023, an impairment loss of US$2,069,000 was allocated against the Immco Diagnostic trade name as the carrying value of the CGU’s net assets exceeded its discounted future cashflows.

In 2023, the Group sold the Fitzgerald Industries business and the Fitzgerald trade name and RDI trade name were disposed of as part of that divestment.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

13.	FINANCIAL ASSETS

December 31, 2023 US$‘000

Cost
At January 1	-
Additions in year	1,500
At December 31	1,500

Provision for impairment
At January 1	-
Impairment in the current year	(1,500)
At December 31	(1,500)

Carrying amount
At December 31	-

In January 2023, the Company announced a strategic partnership with imaware Inc (“imaware”) that combined their built-to-partner digital health platform with Trinity Biotech’s advanced reference laboratory facilities to power the Digital Health Industry with at-home and remote testing programs. Trinity Biotech agreed to make a US$1.5 million convertible note investment in imaware. Trinity Biotech also entered into a 5-year agreement to become the lab testing partner for imaware.

To date the Group has paid US$0.7 million of the US$1.5 million investment to imaware. The Group has not to date paid the additional US$0.8 million to imaware which remains as an accrued liability as at December 31, 2023. The strategic partnership yielded no income for the Company in 2023. Given the uncertainty over the future of imaware’s performance and the value of this investment, the Company has recognised an impairment loss for the investment of US$1.5 million in the year ended December 31, 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

14.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities of the Group are attributable to the following:

	Assets		Liabilities		Net
	2023 US$’000	2022 US$’000	2023 US$’000	2022 US$’000	2023 US$’000	2022 US$’000
Property, plant and equipment	168	229	-	(5)	168	224
Intangible assets	-	-	(931)	(3,950)	(931)	(3,950)
Inventories	105	423	-	-	105	423
Provisions	558	2,194	-	-	558	2,194
Tax value of loss carry-forwards	1,030	1,254	-	-	1,030	1,254
Other items	114	118	(1,369)	(1,103)	(1,255)	(985)

Deferred tax assets/(liabilities)	1,975	4,218	(2,300)	(5,058)	(325)	(840)

The deferred tax asset at December 31, 2023 is mainly due to deductible temporary differences relating to provisions and loss carry-forwards In 2023, the deferred tax asset decreased by US$2,243,000 mainly due to an decrease in deductible temporary differences principally attributable to provisions, inventory and loss carry-forwards.

The deferred tax liability is caused by the net book value of non-current assets being greater than the tax written down value of non-current assets, temporary differences due to the acceleration of the recognition of certain charges in calculating taxable income permitted in Ireland and the US. The deferred tax liability decreased by US$2,758,000 in 2023, principally because of impairment charges reducing the carrying value of intangible assets.

Deferred tax assets and liabilities are only offset when the entity has a legally enforceable right to set off current tax assets against current tax liabilities and where the intention is to settle current tax liabilities and assets on a net basis or to realise the assets and settle the liabilities simultaneously. At December 31, 2023 and at December 31, 2022 no deferred tax assets and liabilities are offset as it is not certain as to whether there is a legally enforceable right to set off current tax assets against current tax liabilities and it is also uncertain as to what current tax assets may be set off against current tax liabilities and in what periods.

Most temporary differences are expected to reverse after 2024.

Movement in temporary differences during the year

	Balance January 1, 2023	Recognised in income	Recognised in discontinued operations	Balance December 31, 2023
	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	224	(56)	-	168
Intangible assets	(3,950)	2,827	192	(931)
Inventories	423	(318)	-	105
Provisions	2,194	(1,636)	-	558
Tax value of loss carry-forwards	1,254	(224)	-	1,030
Other items	(985)	(270)	-	(1,255)

	(840)	323	192	(325)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

14.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

	Balance January 1, 2022	Recognised in income	Recognised in discontinued operations	Balance December 31, 2022
	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	466	(242)	-	224
Intangible assets	(3,969)	16	3	(3,950)
Inventories	620	(197)	-	423
Provisions	1,871	323	-	2,194
Tax value of loss carry-forwards	1,016	238	-	1,254
Other items	(761)	(224)	-	(985)

	(757)	(86)	3	(840)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised by the Group in respect of the following items, which have not been tax effected:

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Capital losses	8,293	8,293
Net operating losses	136,202	75,957
US alternative minimum tax credits	1,790	1,906
Other temporary timing differences	57,986	38,960
US state credit carryforwards	4,015	2,753

	208,286	127,869

15.	OTHER NON-CURRENT ASSETS

	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Finance lease receivables (see Note 17)	36	84
Other assets	43	55

	79	139

The Group leases instruments as part of its business. For details of future minimum finance lease receivables with non-cancellable terms, please refer to Note 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

16.	INVENTORIES

	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Raw materials and consumables	10,053	12,094
Work-in-progress	4,498	3,948
Finished goods	5,382	6,461

	19,933	22,503

The assets of the Group, including inventories have been pledged as security for the term loan from Perceptive Advisors.

All inventories are stated at the lower of cost or net realisable value. Total inventories for the Group are shown net of provisions of US$11,344,000 (2022: US$16,274,000) (2021: US$12,063,000). Cost of sales in 2023 includes inventories expensed of US$35,091,000 (2022: US$45,340,000) (2021: US$49,299,000).

The movement on the inventory provision for the three-year period to December 31, 2023 is as follows:

	December 31, 2023 US$‘000	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Opening provision at January 1	16,274	12,063	9,781
Charged during the year	2,291	7,391	5,589
Utilised during the year	(5,456)	(3,180)	(3,307)
Eliminated on disposal of business	(1,765)	-	-

Closing provision at December 31	11,344	16,274	12,063

17.	TRADE AND OTHER RECEIVABLES

	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Trade receivables, net of impairment losses	10,698	12,620
Prepayments	2,036	1,932
Contract assets	525	739
Value added tax	43	43
Finance lease receivables	119	86
Consideration due from sale of business (Note 8)	373	-
Other receivables	107	-
Grant receivable	-	333

	13,901	15,753

Trade receivables are shown net of an impairment losses provision of US$2,324,000 (2022: US$2,691,000) (2021: US$2,986,000) (see Note 27). Prepayments are shown after impairment charges of US$nil (2022: US$482,000) (2021: US$583,000) (see Note 5).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

17.	TRADE AND OTHER RECEIVABLES (CONTINUED)

Long-term contract receivable

(i) Finance lease commitments – Group as lessor

The Group leases instruments as part of its business. Future minimum receivables with non-cancellable terms are as follows:

	December 31, 2023 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	170	4	119
Between one and five years (Note 15)	54	3	36

	224	7	155

	December 31, 2022 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	180	6	86
Between one and five years (Note 15)	173	6	84

	353	12	170

The Group classified future minimum lease receivables between one and five years of US$36,000 (2022: US$84,000) as Other Assets, see Note 15. Under the terms of the lease arrangements, no contingent rents are receivable.

(ii) Operating lease commitments – Group as lessor

The Group leases instruments under operating leases as part of its business.

Future minimum rentals receivable under non-cancellable operating leases are as follows:

	December 31, 2023 US$‘000
	Instruments	Total
Less than one year	1,995	1,995

	1,995	1,995

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

17.	TRADE AND OTHER RECEIVABLES (CONTINUED)

(ii) Operating lease commitments – Group as lessor

	December 31, 2022 US$‘000
	Instruments	Total
Less than one year	1,589	1,589

	1,589	1,589

18.	CASH AND CASH EQUIVALENTS

	December 31, 2023 US$’000	December 31, 2022 US$’000
Cash at bank and in hand	3,691	6,578

Cash and cash equivalents	3,691	6,578

19.	CAPITAL AND RESERVES

Share capital

In February 2024, the Company adjusted its ADS ratio from 1 ADS: 4 ordinary share to 1 ADS: 20 ordinary shares. The 2023 and 2022 ADS amounts in the below tables reflect this change.

	December 31, 2023	December 31, 2022
	Class ‘A’ Ordinary shares ‘000s	Class ‘A’ Ordinary shares ‘000s
In thousands of shares
In issue at January 1	164,986	96,162
Issued for cash (a)	880	47,492
Issued as consideration for exchangeable notes purchase	-	21,332

At period end	165,866	164,986

	December 31, 2023	December 31, 2022
	ADS	ADS
In thousands of ADSs
Balance at January 1	8,249	4,808
Issued for cash	44	2,374
Issued as consideration for Exchangeable Notes purchase	-	1,067

At period end	8,293	8,249

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

19.	CAPITAL AND RESERVES (CONTINUED)
The amounts in the tables above are inclusive of Treasury Shares. The number of Treasury Shares is as follows:

	December 31, 2023	December 31, 2022
	Class ‘A’ Treasury shares ‘000s	Class ‘A’ Treasury shares ‘000s
In thousands of shares
Balance at January 1	12,556	12,556
Purchased during period	-	-

At period end	12,556	12,556

	December 31, 2023	December 31, 2022
	Class ‘A’ Treasury shares ‘000s	Class ‘A’ Treasury shares ‘000s
In thousands of ADSs
Balance at January 1	628	628
Purchased during period	-	-

At period end	628	628

(a)
During the year ended December 31, 2023, the Company issued 880,000 ‘A’ Ordinary shares for a consideration of US$170,800 settled in cash. The Company incurred expenses of US$11,000 in connection with the issuances. The total shares issued for cash comprises 880,000‘A’ Ordinary from the exercise of employee share options.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign currency denominated operations of the Group since January 1, 2004.

Other reserves

Other reserves comprise the hedging reserve of US$23,000. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions entered into but not yet crystallised. The hedging reserve is shown within Other Reserves in the Consolidated Statement of Financial Position.

Equity component of Convertible Note

In May 2022, the Company announced the successful closure of a US$45.2 million investment from MiCo IVD Holdings, LLC (“MiCo”). The investment consisted of an equity investment of US$25.2 million and a seven-year, unsecured junior convertible note of US$20.0 million. The convertible note mandatorily converts into ADSs if the volume weighted average price of the Company’s ADSs is at or above US$16.20 for any five consecutive NASDAQ trading days. The convertible loan is accounted for as a compound financial instrument containing both an equity and liability element. The equity component of the convertible note is US$6.7 million. There is no remeasurement of the equity element following initial recognition.

Treasury shares

During 2023, the Group did not purchase any ‘A’ Ordinary shares (2022: nil) (2021: nil) ‘Treasury shares’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

20.	SHARE OPTIONS

Options

Under the terms of the Company’s Employee Share Option Plans, options to purchase 46,914,672 ‘A’ Ordinary Shares (2,345,734 ADS’s) were outstanding at December 31, 2023. Under these Plans, options are granted to officers and employees of the Group at the discretion of the Compensation Committee (designated by the Board of Directors), under the terms outlined below.

Share options are sometimes granted to consultants of the Group and the fair value of the services provided by these consultants is measured by reference to the fair value of the equity instruments granted. This approach is adopted as it is impractical for the Group to reliably estimate the fair value of such services. There are no outstanding options for consultants at December 31, 2023.

The terms and conditions of the grants are as follows, whereby all options are settled by physical delivery of shares:

Vesting conditions

The options vest following a period of service by the officer or employee. The required period of service is determined by the Board or any other relevant delegated committee at the date of grant of the options (usually the date of approval by the Compensation Committee) and it is generally over a two to four-year period.

Non-vesting conditions

Since 2022, share options were granted to directors and certain employees for which there is a condition that the options only become exercisable into ADSs when the market price of an ADS reaches a certain level. This is deemed to be a non-vesting condition. The term ‘non-vesting condition’ is not explicitly defined in IFRS 2, Share based payments, but is inferred to be any condition that does not meet the definition of a vesting condition. The only condition for these particular options to vest is that the director or employee continues service and there were no other conditions which would be considered non-vesting conditions. Non-vesting conditions are reflected in measuring the grant-date fair value of the share-based payment and there is no true-up in the measurement of the share-based payment for differences between the expected and the actual outcome of non-vesting conditions. If all service conditions are met, then the share-based payment cost will be recognized even if the director or employee does not receive the share-based payment due to a failure to meet the non-vesting condition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

20.	SHARE OPTIONS (CONTINUED)

Contractual life

The term of an option is determined by the Board of Directors, typically through its Remuneration Committee and Employee Compensation Committee, provided that the term may not exceed ten years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with the Group (or one year after such termination because of death or disability) except where a longer period is approved by the Board of Directors. Under certain circumstances involving a change in control of the Group, the Board may accelerate the exercisability and termination of options.

The number and weighted average exercise price of share options per ordinary share is as follows:

	Share Options ‘A’ Ordinary Shares	Weighted- average exercise price US$ Per ‘A’ Ordinary Share	Range US$ Per ‘A’ Ordinary Share

Outstanding January 1, 2021	19,485,990	0.79	0.19-4.36
Granted	-	-	-
Exercised	-	-	-
Expired / Forfeited	(758,000)	1.07	0.19-4.21

Outstanding December 31, 2021	18,727,990	0.78	0.19-4.36
	-	-	-
Exercisable December 31, 2021	13,401,322	0.93	0.19-4.36

Outstanding January 1, 2022	18,727,990	0.78	0.19-4.36
Granted	29,400,000	0.27	0.27-0.29
Exercised	(2,733,328)	0.19	0.19-0.19
Expired / Forfeited	(579,990)	1.87	0.69-4.36

Outstanding December 31, 2022	44,814,672	0.47	0.19-2.43

Exercisable December 31, 2022	14,138,004	0.89	0.19-2.43

Outstanding January 1, 2023	44,814,672	0.47	0.19-2.43
Granted	19,600,000	0.14	0.12-0.25
Exercised	(880,000)	0.19	0.19-0.19
Expired / Forfeited	(16,620,000)	0.33	0.27-2.43

Outstanding December 31,2023	46,914,672	0.39	0.12-1.34

Exercisable December 31,2023	19,764,672	0.67	0.19-1.34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

20.	SHARE OPTIONS (CONTINUED)

In February 2024, the Company adjusted its ADS ratio from 1 ADS: 4 ordinary share to 1 ADS: 20 ordinary shares. The 2023 and 2022 ADS amounts in the below tables reflect this change.

The number and weighted average exercise price of share options per ADS is as follows:

	Share Options ‘ADS’ Equivalent	Weighted- average exercise price US$ Per ‘ADS’	Range US$ Per ‘ADS’

Outstanding January 1, 2021	974,300	15.80	3.80-87.20
Granted
Exercised
Expired / Forfeited	(37,900)	21.40	3.80-84.20

Outstanding December 31, 2021	936,400	15.60	3.80-87.20

Exercisable December 31, 2021	670,066	18.60	3.80-87.20

Outstanding January 1, 2022	936,400	15.60	3.80-87.20
Granted	1,470,000	5.40	5.40-5.80
Exercised	(136,666)	3.80	3.80-3.80
Expired / Forfeited	(29,000)	37.40	13.80-87.20

Outstanding December 31, 2022	2,240,734	9.40	3.80-48.60

Exercisable December 31, 2022	706,900	17.80	3.80-48.60

Outstanding January 1, 2023	2,240,734	9.40	3.80-48.60
Granted	980,000	2.80	2.40-5.00
Exercised	(44,000)	3.80	3.80-3.80
Expired / Forfeited	(831,000)	6.60	5.40-48.60

Outstanding December 31, 2023	2,345,734	7.80	2.40-26.80

Exercisable December 31, 2023	988,234	13.40	3.80-26.80

In 2023, 880,000 options to purchase ‘A’ ordinary shares (44,000 options to purchase ADS’s) were exercised at an average share price of US$0.19 per ‘A’ ordinary share or US$3.80 per ADS at the date of exercise.

The opening share price per ‘A’ Ordinary share at the start of the financial year was US$0.24 or US$4.80 per ADS (2022: US$0.36 per ‘A’ ordinary share or US$7.35 per ADS) (2021: US$0.95 per ‘A’ ordinary share or US$19.00 per ADS) and the closing share price at December 31, 2023 was US$0.11 per ‘A’ ordinary share or US$2.15 per ADS (2022: US$0.25 per ‘A’ ordinary share or US$4.95 per ADS) (2021: US$0.36 per ‘A’ ordinary share or US$7.15 per ADS). The average share price for the year ended December 31, 2023 was US$0.21 per ‘A’ Ordinary share or US$4.11 per ADS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

20.	SHARE OPTIONS (CONTINUED)

A summary of the range of prices for the Company’s share options for the year ended December 31, 2023 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.12-US$0.99	42,266,672	0.28	5.50	15,116,672	0.47	4.16
US$1.00-US$1.74	4,648,000	1.33	0.79	4,648,000	1.33	0.79

	46,914,672			19,764,672

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$2.40-US$19.80	2,113,334	5.64	5.50	755,834	9.32	4.16
US$20.00-US$34.80	232,400	26.54	0.79	232,400	26.54	0.79

	2,345,734			988,234

The weighted-average remaining contractual life of options outstanding at December 31, 2023 was 5.03 years (2022: 5.58 years).

A summary of the range of prices for the Company’s share options for the year ended December 31, 2022 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.12-US$0.99	39,546,672	0.35	6.10	8,930,004	0.59	4.05
US$1.00-US$1.74	4,988,000	1.34	1.78	4,928,000	1.34	1.74
US$1.75- US$2.43	280,000	2.43	0.15	280,000	2.43	0.15

	44,814,672			14,138,004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

20.	SHARE OPTIONS (CONTINUED)

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$2.40-US$19.99	1,977,334	7.00	6.10	446,500	11.80	4.05
US$20.00-US$34.80	249,400	26.80	1.78	246,400	26.80	1.74
US$35.00- US$48.60	14,000	48.60	0.15	14,000	48.60	0.15

	2,240,734			706,900

Charge for the year under IFRS 2

The charge for the year is calculated based on the fair value of the options granted which have not yet vested.

The fair value of the options is expensed over the vesting period of the option. In 2023, US$2,069,000 (2022: US$1,755,000) (2021: US$1,100,000) was charged to the statement of operations split as follows:

	December 31, 2023 US$‘000	December 31, 2022 US$‘000	December 31, 2021 US$‘000
Share-based payments – cost of sales	-	-	5
Share-based payments – selling, general and administrative	2,069	1,755	1,095

Total – continuing operations	2,069	1,755	1,100
Share-based payments – discontinued operations	-	-	-

Total	2,069	1,755	1,100

No share-based payments expense was capitalised in intangible development project assets during the year (2022: US$Nil). In  2021, share-based payments amounting to US$11,000 were capitalised in intangible development project assets. The total share-based payments charge gross of any capitalisations for 2021 was US$1,111,000. There was no capitalised share-based payments in intangible development project assets in years ended December 31, 2022 or 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

20.	SHARE OPTIONS (CONTINUED)

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a Black-Scholes model. The following are the input assumptions used in determining the fair value of share options granted in 2023, 2022 and 2021:

	Key management personnel		Key management personnel		Key management personnel
	2023		2022		2021
Weighted average fair value at measurement date per ‘A’ share / (per ADS)	$	US0.50 / (US$10.04	$	US0.19 / (US$3.80	-/ -

Total ‘A’ share options granted / (ADS’s equivalent)		19,600,000/ (980,000)		29,400,000 / (1,470,000)	-/ -

Weighted average share price per ‘A’ share / (per ADS)	$	US0.14/ (US$2.80)	$	US0.27 / (US$5.40)	-/ -

Weighted average exercise price per ‘A’ share / (per ADS)	$	US0.14 / (US$2.80)	$	US0.27 / (US$5.40)	-/ -

Weighted average expected volatility		40.21%		76.79%	-

Weighted average expected life		7		6.82	-

Weighted average risk-free interest rate		4.13%		3.59%	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

20.	SHARE OPTIONS (CONTINUED)

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

21.	TRADE AND OTHER PAYABLES

	December 31, 2023 US$’000	December 31, 2022 US$’000
Trade payables	3,885	6,205
Accruals and other liabilities	7,552	8,585
Amounts payable for financial assets (Note 13)	800	-
Payroll taxes	405	368
Employee related social insurance	110	103
Deferred income	50	114

	12,802	15,375

Included in trade and other payables at December 31, 2023 was US$144,000 (2022: US$176,000) relating to contracted licence payments.

22.	PROVISIONS

	December 31, 2023 US$’000	December 31, 2022 US$’000
Product warranty provision	50	50
	50	50

During 2023 and 2022 the Group experienced no significant product warranty claims. However, the Group believes that it is appropriate to retain a product warranty provision to cover any future claims. The provision at December 31, 2023 represents the estimated cost of product warranties, the exact amount which cannot be determined. US$50,000 represents management’s best estimate of these obligations at December 31, 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

23.	INTEREST-BEARING LOANS AND BORROWINGS

The carrying value of interest-bearing loans, borrowings and related balances is as follows:

	December 31, 2023 US$’000	December 31, 2022 US$’000
Current liabilities
Exchangeable senior notes	210	210

Total	210	210

	December 31, 2023 US$’000	December 31, 2022 US$’000
Non-Current liabilities
Senior secured term loan	40,109	44,301
Derivative financial liability	526	1,569
Convertible note	14,542	13,746

Total non-current liabilities	55,177	59,616

	December 31, 2023 US$’000	December 31, 2022 US$’000
Non-Current assets
Derivative financial asset	178	128

Total non-current assets	178	128

Exchangeable senior notes

In January 2022, the Company retired approximately US$99.7 million of the Exchangeable Notes as part of a debt re-financing. This represented approximately 99.7% of the total Exchangeable Notes. Consideration was in cash and an issue of ‘A’ Ordinary shares. The cash paid was US$86.73 million with each holder that was party to the agreement receiving US$0.87 of cash per US$1 nominal value of the Exchangeable Notes. The shares consideration was 1,066,600 ADSs (21,332,000 ‘A’ Ordinary shares) representing the equivalent of US$0.40 of the Company’s ADS (based upon the 5-day trailing VWAP of the ADSs on NASDAQ on December 10, 2021, discounted by 13%) per US$1 nominal value of the Exchangeable Notes, as partial consideration for the exchange of the Exchangeable Notes. The shares consideration is valued at US$6.1 million based on market price on the date of issue.

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

At date of disposal, the carrying value of the extinguished Exchangeable Notes was US$83.2m. As the IFRS measure of consideration was higher by US$9.7 million, the resulting loss on disposal was recorded as a financial expense in the year ended December 31, 2022. The remaining nominal value of the Exchangeable Notes at December 31, 2023 is US$210,000 and this is shown within Current Liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

23.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Exchangeable senior notes (continued)

The movement in the exchangeable notes balance was as follows:

	December 31, 2023 US$000	December 31, 2022 US$000
Balance at January 1	(210)	(83,312)
Accretion interest	-	(83)
Repaid to Note holders	-	86,730
Shares issued to Note holders as consideration	-	6,133
Loss on disposal	-	(9,678)

Liability	(210)	(210)

Senior secured term loan

The Company and its subsidiaries entered into a US$81.3 million senior secured term loan credit facility in December 2021 with Perceptive, an investment manager with an expertise in healthcare. The Term Loan was drawn down in January 2022. The Term Loan is secured by a charge over the Group’s assets. The 48-month Term Loan will mature in January 2026 and accrues interest at an annual rate equal to 11.25% plus the greater of (a) one -month LIBOR (later changed to the Term SOFR Reference Rate effective from October 28, 2022) and (b) one percent per annum, and interest is payable monthly in arrears in cash. In connection with the initial draw down of the Term Loan the Company agreed to issue warrants to Perceptive for 500,000 of the Company’s ADSs. The per ADS exercise price of the Warrants was US$6.50.

The Term Loan can be repaid, in part or in full, at a premium before the end of the four -year term at the discretion of the Company.

In accordance with IFRS accounting standards, the Term Loan is represented by three separate balances in the statement of financial position, US$40.1 million (2022: US$44.3 million) is shown as a non-current liability balance representing the carrying value of the loan, a derivative financial asset estimated at US$0.2 million (2022: US$0.1 million) representing the value to the Company of being able to repay the Term Loan early and potentially refinance at a lower interest rate and a derivative financial liability estimated at US$0.5 million (2022: US$1.6 million) representing the fair value of the warrants issued to Perceptive.

In May 2022, the Company repaid US$34.5 million of the term loan principal and incurred an early payment penalty of approximately US$3.5 million, which has been recorded as a financial expense in the year ended December 31, 2022. In February 2023, the Company announced that it had entered into an amended and restated senior secured Term Loan credit facility to allow for an immediate US$5 million increase to the outstanding Term Loan and provide for a US$20 million facility to fund potential acquisitions. In connection with the increased loan facility, 500,000 warrants originally issued under the Term Loan were repriced, with the Warrants having a per ADS exercise price of US$5.36 compared to their initial per ADS exercise price of US$6.50.

On April 27, 2023, the Company announced that it had closed the sale of our Fitzgerald Industries life sciences supply business, the Company used approximately US$11 million of the proceeds of this sale to repay approximately US$10.1 million of its senior secured debt held by Perceptive plus an approximately US$0.9 million early repayment penalty, which has been recorded as a financial expense in the year ended December 31, 2023. In connection with this transaction, the Company entered an amendment to its senior secured Term Loan credit facility with Perceptive Advisors, which significantly reduced the Company’s minimum revenue covenants under that loan.

During the year ended December 31, 2023 accretion interest of US$1.1 million (2022: US$2.8 million) was accrued to leave a closing carrying value of US$40.1 million at year end (2022: US$44.3 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

23.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Senior secured term loan (continued)

The movement in the Term Loan was as follows:

	December 31, 2023 US$000	December 31, 2022 US$000
Balance at January 1	(44,301)	-
Principal amount loaned	(5,000)	(81,250)
Loan drawdown costs	194	3,551
Derivative financial liability at date of drawdown	90	1,872
Derivative financial asset at date of drawdown	(11)	(202)
Accretion interest	(1,131)	(2,772)
Cash repayment of principal	10,050	34,500

Balance at December 31	(40,109)	(44,301)

In January 2024, as part of the agreement to purchase the Waveform assets we entered into an amended credit agreement with Perceptive. Under this agreement, an additional US$22 million of funding has been made available to us, with US$12.5 million being used to acquire the Waveform assets. The remaining US$9.5 million was made available for general corporate purposes including for the further development of the CGM and biosensor technologies. The Amended Term Loan also provides for additional liquidity of up to US$6.5 million, that may be drawn down between April and December 2024, and can be used for general corporate purposes. In April 2024 the Company drew down additional the funding of US$6.5 million as prescribed in the Amended Term Loan agreement, this funding will be used for general corporate purposes, including the further development of our CGM offering.

Additionally, the amendment reduced the annual rate of interest on the Amended Term Loan, reduced the associated early repayment penalty and reduced the revenue covenants. For more information on this, refer to Note 29, Post Balance Sheet Events.

The fair value of the derivative financial asset is estimated at US$0.2 million at December 31, 2023 (2022: US$0.1 million). The fair value of the derivative financial liability is estimated at US$0.5 million at December 31, 2023 (2022: $1.6 million) The fair value remeasurement for these two derivative financial balances at December 31, 2023, resulted in the recognition of net financial income of US$1.2m (2022: US$0.3m) in the consolidated statement of operations.

The movement in the derivative financial asset in the year was as follows:

	December 31, 2023 US$000	December 31, 2022 US$000
Balance at January 1	128	-
Derivative financial asset at date of drawdown	11	202
Fair value adjustments in the period	39	(74)

Non-current asset at December 31	178	128

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

23.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

The movement in the derivative financial liability in the year was as follows:

	December 31, 2023 US$000	December 31, 2022 US$000
Balance at January 1	(1,569)	-
Derivative financial liability at date of drawdown	(90)	(1,872)
Fair value adjustments in the period	1,133	303

Non-current liability at December 31	(526)	(1,569)

7-year convertible note

In May 2022, the Company announced a US$45.2 million investment from MiCo IVD Holdings, LLC. The investment consists of an equity investment of US$25.2 million and a seven -year, unsecured junior convertible note of US$20.0 million. The convertible note has an interest rate of 1.5%. The convertible note mandatorily converts into ADSs if the volume weighted average price of the Company’s ADSs is at or above US$16.20 for any five consecutive NASDAQ trading days. For further details on the convertible note, refer to the Company’s Form 6-K filings with the SEC on April 11, 2022.

The convertible loan note is accounted for as a compound financial instrument containing both an equity and liability element. The debt component is accounted for at amortised cost in accordance with IFRS 9. At December 31, 2023, the carrying value of the convertible note’s debt component was US$14.5 million (2022: US$13.7 million) and accretion interest of US$0.8 million (2022: US$0.5 million) has been recognised as a financial expense in the year. The equity component of the convertible note is US$6.7 million and has been recorded in the equity section of the statement of financial position as Equity component of convertible note. There is no remeasurement of the equity element following initial recognition.

The movement in the 7-year convertible note in the year was as follows:

	December 31, 2023 US$000	December 31, 2022 US$000
Balance at January 1	(13,746)	-
Principal amount loaned	-	(20,000)
Loan origination costs	-	40
Equity component at date of issue	-	6,709
Accretion interest	(796)	(495)

Non-current liability at December 31	(14,542)	(13,746)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

24.	LEASE LIABILITIES

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

Lease liabilities

Lease liabilities are payable as follows:

	December 31, 2023 US$’000	December 31, 2022 US$’000
Current liabilities
Lease liabilities related to Right of Use assets	1,694	1,631
Sale and leaseback liabilities	-	45

	1,694	1,676
Non-Current liabilities
Lease liabilities related to Right of Use assets	10,872	12,267

	December 31, 2023 US$’000
	Lease liabilities related to Right of Use assets
	Minimum lease payments	Interest	Principal
Less than one year	2,221	577	1,644
In more than one year, but not more than two	2,243	498	1,745
In more than two years but not more than five	5,442	1,017	4,425
More than five years	5,400	648	4,752

	15,306	2,740	12,566

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

24.	LEASE LIABILITIES (CONTINUED)

	December 31, 2022 US$’000			December 31, 2022 US$’000
	Lease liabilities related to Right of Use assets			Sale and leaseback Liabilities
	Minimum lease payments	Interest	Principal	Minimum lease payments	Interest	Principal
Less than one year	2,249	618	1,631	46	1	45
In more than one year, but not more than two	2,240	561	1,679	-	-	-
In more than two years but not more than five	5,739	1,217	4,522	-	-	-
more than five years	6,968	902	6,066	-	-	-

	17,196	3,298	13,898	46	1	45

Lease payments not recognised as a liability

No short-term lease expenses were incurred for the year ended December 31, 2023. Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognised as lease liabilities and are expensed as incurred.

The total paid in respect of lease liabilities in the year ended December 31, 2023 was US$2,318,000 (2022: US$2,761,000).

25.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

The Group has capital commitments authorised and contracted for of US$39,900 as at December 31, 2023 (2022: US$Nil).

(b)	Leasing Commitments

The Group’s leasing commitments are shown in Note 24.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

25.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c)	Bank Security

The Credit Agreement for the senior secured term loan is secured by substantially all of our property and assets, including our equity interests in our subsidiaries, refer to Note 23.

During 2023, the sale and leaseback liability matured as the lease came to an end and was not renewed, as a result, the bank charge against the equipment for which the borrowings pertained did not exist at December 31, 2023.

(d)	Group Company Guarantees

Pursuant to the provisions of Section 357, Companies Act, 2014, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, Trinity Research Limited and Trinity Biotech Financial Services Limited subsidiary undertakings in the Republic of Ireland, for the financial year to December 31, 2023 and, as a result, these subsidiary undertakings have been exempted from the filing provisions of Section 357, Companies Act, 2014. Where the company enters into these guarantees of the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the company will be required to make a payment under the guarantee. The Company does not enter into financial guarantees with third parties.

(e)	Government Grant Contingencies

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at December 31, 2023. However, if the income were to become repayable, the maximum amounts repayable as at December 31, 2023 would amount to US$3,409,659 (2022: US$3,259,509).

(f)	Contingency relating to the sale of Fitzgerald Industries

On April 27, 2023 the Company announced it had closed the sale of Fitzgerald Industries (“Fitzgerald”) to Biosynth for cash proceeds of approximately US$30 million subject to customary adjustments. In a telephone call conducted in March 2024, a representative of Biosynth alleged a breach of certain of the warranties set out in the Share Purchase Agreement for the sale of Fitzgerald. To date, Biosynth has not formally served notice of a breach of warranty claim on the Company as required by the Share Purchase Agreement and no supporting evidence has been presented to show that a breach of warranty has occurred. At the date of approval of these financial statements, as we have yet to receive a formal breach of warranty claim, and as no evidence has been presented to us of a loss or cause of loss, it is disputed whether certain events have occurred or whether those events result in a present obligation. No liability has therefore been recorded for this possible obligation in the Statement of Financial Position as at December 31, 2023.

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

DECEMBER 31, 2023

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

The Group entered into an agreement with JRJ for a 25-year lease commencing in December 2003 for offices that were adjacent to its then premises at IDA Business Park, Bray, County Wicklow, Ireland with an annual rent of €381,000 (US$421,000). Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.

In 2007, the Group entered into a 25-year lease agreement with Mr O’Caoimh and Dr Walsh for a 43,860 square foot manufacturing facility in Bray, Ireland with an annual rent of €787,000 (US$869,000). Subsequent to the signing of this lease, the ownership of the building transferred from JRJ to Mr O’Caoimh solely. In 2016, the Group also entered into a 10-year lease agreement with Mr O’Caoimh for a warehouse of 16,000 square feet adjacent to the leased manufacturing facility in Bray, Ireland. The annual rent for the warehouse is €144,000 (US$159,000). At the time, independent valuers advised the Group that the rent in respect of each of the leases represented a fair market rent. Upward-only rent reviews are carried out every five years and there have been no increases to date arising from these rent reviews. A rent review of the 43,860 square foot facility and the warehouse is currently ongoing. The review of the 43,860 square foot facility has been referred to an independent arbitrator for determination.

In late 2020, the Group occupied some additional space adjoining the warehouse owned by Mr O’Caoimh. This was a short-term arrangement, and no payments were made for the additional space during 2020 and 2021. The Company vacated this space in 2021. In 2022, the rent payable to Mr O’Caoimh of US$90,000 was settled.

At the time that the arrangements were entered into, Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who expressed no opinion on this point) believed they represented a fair and reasonable basis on which the Group could meet its ongoing requirements for premises. Dr Walsh has no ownership interest in the additional space adjoining the warehouse owned by Mr O’Caoimh and was therefore entitled to express an opinion on this arrangement.

Compensation of key management personnel of the Group

During the years ended December 31, 2023 and 2022, the key management personnel of the Group were made up of the following  directors; Mr. Ronan O’Caoimh, Dr Jim Walsh, Mr. John Gillard and Mr. Aris Kekedjian (who resigned as CEO and member of the Trinity Board of Directors effective December 17, 2023). Compensation for the year for these personnel is detailed below:

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Short-term employee benefits	1,774	1,074
Performance related bonus	211	512
Post-employment benefits	26	24
Share-based compensation benefits as calculated under IFRS 2	1,601	1,690

	3,612	3,300

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

26.	RELATED PARTY TRANSACTIONS (CONTINUED)

The amounts disclosed in respect of directors’ emoluments in Note 9 includes independent directors’ fees and non-executive director fees of US$73,000 (2022: US$53,000) and share-based compensation benefits of US$Nil (2022: US$17,000). Total directors’ remuneration is also included in “employment” (Note 3) and “(Loss)/profit before tax” (Note 9). The transaction bonus for Mr. Gillard has been accrued as at December 31, 2023 and is included in the performance related bonus in the preceding table.

Directors’ interests in the Company’s shares and share option plan

	‘A’ Ordinary Shares	Share options
At January 1, 2023	11,117,777	40,547,336
Shares of retired / resigned directors	-	-
Options of retired / resigned directors	-	(20,000,000)
Shares purchased during the year	-	-
Shares sold during the year	-	-
Granted	-	14,000,000
Expired / forfeited	-	(4,160,000)

At December 31, 2023	11,117,777	30,387,336

	‘A’ Ordinary Shares	Share options
At January 1, 2022	9,077,713	16,738,000
Shares of retired director	(626,600)	-
Options of retired director	-	(2,924,000)
Shares purchased during the year	2,666,664	(2,666,664)
Shares sold during the year	-	-
Granted	-	29,400,000
Expired / forfeited	-	-

At December 31, 2022	11,117,777	40,547,336

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT

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

Fair Values

The table below sets out the Group’s classification of each class of financial assets/liabilities, their fair values and under which valuation method they are valued:

		Level 1	Level 2	Total carrying amount	Fair Value
	Note	US$’000	US$’000	US$’000	US$’000
December 31, 2023
Loans and receivables at amortised cost
Trade receivables	17	10,698	-	10,698	10,698
Cash and cash equivalents	18	3,691	-	3,691	3,691
Finance lease receivable	15, 17	155	-	155	155

		14,544	-	14,544	14,544

Liabilities at amortised cost
Senior secured term loan	23	-	(40,109)	(40,109)	(40,109)
Convertible note	23	-	(14,542)	(14,542)	(14,542)
Exchangeable note	23	-	(210)	(210)	(210)
Lease liabilities	24	(12,566)	-	(12,566)	(12,566)
Trade and other payables (excluding deferred income)	21	(12,752)	-	(12,752)	(12,752)
Provisions	22	(50)	-	(50)	(50)

		(25,368)	(54,861)	(80,229)	(80,229)
Fair value through profit and loss (FVPL)
Derivative liability - warrants	23	-	(526)	(526)	(526)
Derivative asset – prepayment option	23	-	178	178	178

		-	(348)	(348)	(348)

		(10,824)	(55,209)	(66,033)	(66,033)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

		Level 1	Level 2	Total carrying amount	Fair Value
	Note	US$’000	US$’000	US$’000	US$’000
December 31, 2022
Loans and receivables at amortised cost
Trade receivables	17	12,620	-	12,620	12,620
Cash and cash equivalents	18	6,578	-	6,578	6,578
Finance lease receivable	15, 17	170	-	170	170
		19,368	-	19,368	19,368
Liabilities at amortised cost
Senior secured term loan	23	-	(44,301)	(44,301)	(44,301)
Convertible note	23	-	(13,746)	(13,746)	(13,746)
Exchangeable note¹	23	-	(210)	(210)	(210)
Lease liabilities	24	(13,943)	-	(13,943)	(13,943)
Trade and other payables (excluding deferred income)	21	(15,261)	-	(15,261)	(15,261)
Provisions	22	(50)	-	(50)	(50)

		(29,254)	(58,257)	(87,511)	(87,511)
Fair value through profit and loss (FVPL)
Derivative liability - warrants	23	-	(1,569)	(1,569)	(1,569)
Derivative asset – prepayment option	23	-	128	128	128

		-	(1,441)	(1,441)	(1,441)

		(9,886)	(59,698)	(69,584)	(69,584)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Interest rate risk

Effective and repricing analysis

The following tables sets out all interest-earning financial assets and interest-bearing financial liabilities held by the Group at December 31, 2023 and 2022, indicating their effective interest rates and the period in which they re-price:

As at December 31, 2023	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 –12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	18	0.00%	3,691	3,691	-	-	-	-
Lease receivable	15,17	4.0%	155	62	39	49	5	-
Exchangeable note[1]	23	4.8%	(210)	-	-	-	-	(210)
Senior secured term loan[2]	23	16.3%	(40,109)	-	-	-	(40,109)	-
Convertible note[3]	23	1.5%	(14,542)	-	-	-	-	(14,542)
Lease payable on Right of Use assets	24	5.0%	(12,566)	(812)	(832)	(1,745)	(4,425)	(4,752)

Total			(63,581)	2,941	(793)	(1,696)	(44,529)	(19,504)

As at December 31, 2022	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 –12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	18	0.00%	6,578	6,578	-	-	-	-
Lease receivable	15,17	4.0%	170	46	41	49	34	-
Exchangeable note[1]	23	4.8%	(210)	-	-	-	-	(210)
Senior secured term loan[2]	23	15.4%	(44,301)	-	-	-	(44,301)
Convertible note[3]	23	1.5%	(13,746)	-	-	-	-	(13,746)
Lease payable on Right of Use assets		5.0%	(13,898)	(812)	(819)	(1,679)	(4,522)	(6,066)
Lease payable on sale & leaseback transactions	24	5.0%	(45)	(35)	(10)	-	-	-

Total			(65,452)	5,777	(788)	(1,630)	(48,789)	(20,022)

1 The maturity of the exchangeable notes is based on the contractual maturity date of April 1, 2045.
2 The senior secured term loan is a variable instrument. In January 2024, the amended term loan agreement reduced the annual rate of interest on the loan by 2.5% to 8.75% plus the greater of (a) Term Secured Overnight Financing Rate or (b) 4.0% per annum, and allows for a further 2.5% reduction in the base rate to 6.25% once the outstanding principal under the term loan falls below US$35 million. The loan matures in January 2026.
3 The 7-year convertible note was issued in May 2022 and is a fixed rate instrument which bears a fixed rate of interest of 1.5% per annum.

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$Nil (2022: US$Nil) as at December 31, 2023 the Company holds no funds in interest-bearing accounts; while the annual impact on the interest expense would be an increase of US$417,000 (2022: US$467,500) on the costs of servicing the senior secured term loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Interest rate profile of financial assets / liabilities

The interest rate profile of financial assets/liabilities of the Group was as follows:

	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Variable rate instruments
Cash at bank and in hand	3,691	6,578
Variable rate financial liabilities (senior secured term loan)	(40,109)	(44,301)

	(36,418)	(37,723)
Fixed rate instruments
Fixed rate financial liabilities (exchangeable note)	(210)	(210)
Fixed rate financial liabilities (convertible note)	(14,542)	(13,746)
Fixed rate financial liabilities (lease payables)	(12,566)	(13,943)
Financial assets (lease receivables)	155	170

	(27,163)	(27,729)

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial liabilities at fair value through profit and loss. Therefore, a change in interest rates at December 31, 2023 or December 31, 2022 would not affect profit or loss. There was no significant difference between the fair value and carrying value of the Group’s trade receivables and trade and other payables at December 31, 2023 and December 31, 2022 as all fell due within 6 months.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As at December 31, 2023 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade and other payables (excluding deferred income)	12,752	12,752	12,752	-	-	-	-
Lease payable on Right of Use assets	12,566	15,306	1,107	1,114	2,243	5,442	5,400
Senior secured term loan¹	40,109	56,121	3,461	3,461	6,922	42,277	-
Convertible note	14,542	21,650	150	150	300	900	20,150
Exchangeable notes	210	389	4	4	8	24	349

	80,179	106,218	17,474	4,729	9,473	48,643	25,899

¹ The contractual cash flows of interest on the senior secured term loan is estimated based on the prevailing interest rate at December 31, 2023

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

As at December 31, 2022 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade and other payables (excluding deferred income)	15,261	15,261	15,261	-	-	-	-
Lease payable on Right of Use assets	13,898	17,196	1,120	1,130	2,240	5,739	6,967
Lease payable on sale & leaseback transactions	45	46	36	10	-	-	-
Senior secured term loan¹	44,301	69,519	4,194	3,595	7,190	54,540	-
Convertible note	13,746	21,900	150	150	300	900	20,400
Exchangeable notes	210	397	4	4	8	24	357

	87,461	124,319	20,765	4,889	9,738	61,203	27,724

¹ The contractual cash flows of interest on the senior secured term loan is estimated based on the prevailing interest rate at December 31, 2022.

Foreign exchange risk

The majority of the Group’s activities are conducted in US Dollars. Foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. There were no forward contracts in place as at December 31, 2023 or December 31, 2022.

Foreign currency financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are those reported to key management translated into US Dollars at the closing rate:

	EUR	GBP	SEK	CAD	BRL	Other
As at December 31, 2023	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	219	15	5	191	854	-
Trade and other receivable	856	100	-	533	1,533	-
Trade and other payables	(3,766)	(100)	(12)	(220)	(704)	(1)
Lease liabilities	(8,349)	-	-	-	(241)	-

Total exposure	(11,040)	15	(7)	504	1,442	(1)

	EUR	GBP	SEK	CAD	BRL	Other
As at December 31, 2022	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	700	199	5	2,061	756	-
Trade and other receivable	1,001	27	-	950	1,443	-
Trade and other payables	(3,481)	(5)	(6)	(473)	(662)	-
Lease liabilities	(9,024)	-	-	-	(277)	-

Total exposure	(10,804)	221	(1)	2,538	1,260	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Sensitivity analysis

A 10% strengthening of the US Dollar against the Euro at December 31, 2023 would have increased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Profit or Loss US$’000
December 31, 2023
Euro	1,004

December 31, 2022
Euro	982

A 10% weakening of the US Dollar against the Euro at December 31, 2023 would have decreased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Profit or Loss US$000
December 31, 2023
Euro	(1,227)

December 31, 2022
Euro	(1,200)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk is as follows:

	Carrying Value December 31, 2023 US$’000	Carrying Value December 31, 2022 US$’000
Third party trade receivables (Note 17)	10,698	12,620
Finance lease income receivable (Note 17)	155	170
Cash and cash equivalents (Note 18)	3,691	6,578

	14,544	19,368

The maximum exposure to credit risk for trade receivables and finance lease income receivable by geographic location is as follows:

	Carrying Value December 31, 2023 US$’000	Carrying Value December 31, 2022 US$’000
United States	4,041	6,061
Euro-zone countries	851	1,183
United Kingdom	126	67
Other regions	5,835	5,479

	10,853	12,790

The maximum exposure to credit risk for trade receivables and finance lease income receivable by type of customer is as follows:

	Carrying Value December 31, 2023 US$’000	Carrying Value December 31, 2022 US$’000
End-user customers	5,029	7,365
Distributors	5,399	4,630
Non-governmental organisations	425	795

	10,853	12,790

Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Impairment Losses

The ageing of trade receivables at December 31, 2023 is as follows:

	Gross	Impairment	Expected Credit Loss Rate	Gross	Impairment	Expected Credit Loss Rate
	2023	2023	2023	2022	2022	2022
	US$’000	US$’000%		US$’000	US$’000%
Not past due	8,031	-	-	8,341	-	-
Past due 0-30 days	1,534	-	-	1,622	-	-
Past due 31-120 days	856	22	2.6%	1,564	23	1.5%
Greater than 120 days	2,601	2,302	88.5%	3,783	2,668	70.5%

	13,022	2,324	-	15,310	2,691	-

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2023	2022
	US$’000	US$’000
Balance at January 1	2,691	2,986
Charged to costs and expenses	715	1,240
Amounts written off during the year	(977)	(1,535)
Eliminated on disposal of business	(105)	-

Balance at December 31	2,324	2,691

The allowance for impairment in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the account owing is possible. At this point the amount is considered irrecoverable and is written off against the financial asset directly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

28.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The changes in the Group’s liabilities arising from financing activities can be classified as follows:

	Note	Borrowings & derivative financial instruments US$’000	Lease liabilities US$’000

Balance at January 1, 2023	23,24	59,826	13,943
Cash-flows:
Principal amount loaned – term loan		5,000	-
Loan origination costs paid		(194)	-
Interest paid for senior secured term loan		(7,314)	-
Interest paid for convertible note		(300)	-
Interest paid for exchangeable notes		(8)	-
Repayment of term loan		(10,050)
Repayment of leases		-	(2,318)
Penalty paid for early settlement of term loan		(905)	-

Non-cash:			-
Interest charged		7,622	-
Penalty for early settlement charged		905	-
Derivative financial asset at date of issue	23	11	-
Disposals (related to Right of Use assets)		-	(106)
Additions (related to Right of Use assets)		-	112
Exchange adjustment		-	311
Accretion interest		1,927	624
Fair value of derivative liability - warrants		(1,133)	-

Balance at December 31, 2023	23,24	55,387	12,566

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

28.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES (CONTINUED)

	Note	Borrowings & derivative financial instruments US$’000	Lease liabilities US$’000

Balance at January 1, 2022	23,24	83,343	15,845
Cash-flows:
Principal amount loaned – term loan		81,250	-
Principal amount loaned – convertible note		20,000	-
Loan origination costs paid		(3,591)	-
Interest paid for term loan		(6,424)	-
Interest paid for convertible note		(199)	-
Interest paid for exchangeable notes		(1,293)	-
Repayment of exchangeable notes		(86,730)	-
Repayment of term loan		(34,500)	-
Repayment of CEBA loan		(23)	(2,761)
Penalty paid for early settlement of term loan		(3,450)	-

Non-cash:
Interest charged		7,914	-
Penalty for early settlement charged		3,450	-
Shares issued as consideration for purchase of Exchangeable Notes		(6,133)	-
Equity component of convertible note at date of issue		(6,709)	-
Derivative financial asset at date of issue		202	-
Loss on disposal of Exchangeable Notes		9,678	-
Additions (related to Right of Use assets)		-	830
Exchange adjustment		-	(628)
Loan forgiven		(7)	-
Accretion interest		3,351	657
Fair value of derivative liability - warrants		(303)	-

Balance at December 31, 2022	23,24	59,826	13,943

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

29.	POST BALANCE SHEET EVENTS

ADS Ratio change

In February 2024, the Company changed the ratio of the ADSs representing its ‘A’ ordinary shares from one (1) ADS representing four (4) ‘A’ ordinary shares to one (1) ADS representing twenty (20) ‘A’ ordinary shares. For Trinity Biotech Plc ADS holders, the change in the ADS ratio had the same effect as a one for-five reverse ADS split. There was no change to the Company’s Class ‘A’ ordinary shares. The effect of the ratio change on the ADS trading price on the Nasdaq Global Market took place at the opening of trading on February 23, 2024. The ADS ratio change enabled the Company to regain compliance with the US$1.00 Nasdaq minimum bid price requirement. The number of ADS within this document represents the number of ADSs post the ADS ratio change. The earnings/(loss) per ADS calculations have been calculated using the revised number of ADS as the denominator, the prior year numbers have also been restated because of the ratio change.

Acquisition of the CGM assets of Waveform Technologies, Inc.

In January 2024, the Company acquired the biosensor and Continuous Glucose Monitoring assets of privately held Waveform Technologies, Inc. for an initial consideration of US$12.5 million in cash and 1.8 million ADSs of the Company plus contingent consideration of a maximum of US$20 million. We intend to update the Waveform CGM device and optimize for broad adoption and then evolve this platform technology to measure and analyse other valuable biomarkers and related datapoints. Our vision is to develop a portfolio of technologies that can offer users and clinicians valuable actionable health and wellness insights.

Waveform, a developer of novel and proprietary new technologies for diabetes care, received a CE Mark for its Cascade CGM in 2019, which has since been commercially available in Europe. The primary use of the device is to continuously monitor glucose in the human body. The Waveform CGM technology contains innovative and proprietary aspects with what we believe are important benefits. The CGM technology acquired from Waveform was developed over many years and Waveform has granted a perpetual, worldwide, non-exclusive license to DexCom, Inc. and its affiliates, for some of the patents acquired us, but to which we retain the right to use and exploit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

29.	POST BALANCE SHEET EVENTS (CONTINUED)

The fair value of the total net assets acquired is US$23.2 million and comprises the following:

US$’000
ASSETS ACQUIRED
Non-current assets
Property, plant and equipment	1,569
Goodwill	12,071
Other intangible assets	9,360
Financial assets	9
Total non-current assets	23,009
Current assets
Inventory	1,296
Other receivables	135
Total current assets	1,431
Total assets acquired	24,440

LIABILITIES ASSUMED
Current liabilities
Trade and other payables	50
Total current liabilities	50
Non-current liabilities
Deferred tax liability	1,170
Total non-current liabilities	1,170
Total liabilities assumed	1,220

NET ASSETS ACQUIRED	23,220

Goodwill represents the excess of the purchase price consideration over the fair value of the underlying assets acquired and liabilities assumed and largely results from expected future development and commercialization opportunities for the biosensor technology as well as the assembled workforce, which does not qualify for separate recognition.

Additional contingent consideration of up to US$20 million which may be payable upon the occurrence of certain events, as follows:

○
Trading Trigger: a US$5.0 million payment if, within the next 12 months, the (i) the closing price of the Company’s ADSs does not exceed US$7.50 per ADS for at a least 20 consecutive trading days and (ii) the average daily trading volume of the Company’s ADSs does not equal or exceed 20,000 ADSs for 20 consecutive trading days, and

○
Partnership trigger: 50% of the proceeds received by the Company (up to a maximum payment of additional consideration of US$15.0 million) on our entering into certain commercial partnering agreements with certain glucose pump manufacturers in the next 24 months.

The fair value of the contingent consideration at date of acquisition is US$6.8 million.

In connection with the acquisition of the Waveform assets and liabilities, the Company entered into a non-binding Letter of Intent with Bayer’s subsidiary in China for the launch of a Continuous Glucose Monitoring biosensor device in China and India.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

29.	POST BALANCE SHEET EVENTS

Amendment and Restatement of Term Loan

In connection with the acquisition of the CGM assets of Waveform, in January 2024 the Company has entered into the Amended Term Loan with its main lender, Perceptive. Under the Amended Term Loan, an additional $22 million of funding has been made available to the Company, with US$12.5 million being used to acquire the CGM assets of Waveform. The remaining US$9.5 million is available for general corporate purposes including for the further development of the CGM and biosensor technologies. In addition, the Amended Term Loan provides for additional liquidity of up to US$6.5 million, that may be drawn down by the Company between April and December 2024, and can be used for general corporate purposes.

The Amended Term Loan also immediately reduces the annual rate of interest on the loan by 2.5% to 8.75% (the “Base Rate”) plus the greater of (a) Term Secured Overnight Financing Rate (SOFR) or (b) 4.0% per annum, and allows for a further 2.5% reduction in the Base Rate to 6.25% once the outstanding principal under the Amended Term Loan falls below US$35 million. Additionally, the Amended Term Loan reduces the early repayment penalty from a range of 8% to 7% to 4.0% to 3.5%, dependent on timing of early repayment, and also reduces the revenue covenants. The Amended Term Loan matures in January 2026.

In addition, in connection with the Amended Term Loan, Perceptive received new warrants to purchase an additional 500,000 ADSs and the Company has agreed to price these additional warrants and reprice the existing warrants to purchase 500,000 ADSs that were issued to Perceptive under the original term loan, with an exercise price of US$2.20 per ADS.

In April 2024 the Company drew down the additional funding of US$6.5 million as prescribed in the Amended Term Loan agreement. This funding will be used for general corporate purposes, including the further development of our CGM offering.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

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

Key sources of estimation uncertainty

Note 12 contains information about the assumptions and the risk factors relating to goodwill impairment. Note 20 outlines information regarding the valuation of share options. Note 23 outlines the valuation techniques used by the Company in determining the fair value of the Group’s interest-bearing loans and borrowings. In Note 27, detailed analysis is given about the interest rate risk, credit risk, liquidity risk and foreign exchange risk of the Group.

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

At December 31, 2023 US$50,000 (2022: US$114,000) (2021: US$141,000) of revenue was deferred in accordance with IFRS15. For further information, refer to Note 1.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

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

At December 31, 2023 the carrying value of capitalised development costs was US$15,103,000 (2022: US$17,008,000) (see Note 12 to the consolidated financial statements). The decrease in 2023 was mainly as a result, an impairment charge of US$2,926,000 and amortisation of US$753,000, partially offset by additions of US$1,758,000.

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

When we determine that the carrying value of intangibles and non-current assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on our estimates of projected net discounted cash flows expected to result from that asset, including eventual disposition. Our estimated impairment could prove insufficient if our analysis overestimated the cash flows or conditions change in the future.

The impairment testing performed during the year ended December 31, 2023 resulted in impairment losses being recorded in three cash generating units, namely Immco Diagnostics Inc, Trinity Biotech Do Brasil and Trinity Biotech Manufacturing Limited totalling US$11.1 million. For further information, refer to Note 12.

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write off inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2023, 2022 or 2021 which would have an impact on the carrying values of inventory during those periods, except as discussed below. At December 31, 2023 our allowance for slow moving and obsolete inventory was US$11.3 million which represents approximately 36.3% of gross inventory value. At December 31, 2022 our allowance for slow moving and obsolete inventory was US$16.3 million which represented approximately 42.0% of gross inventory value and at December 31, 2021 the provision was US$12.1 million, or approximately 29.3% of gross inventory value. The estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory has decreased between 2023 and 2023 due to the disposal of Fitzgerald Industries, the physical scrapping of obsolete inventory and better inventory management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

30.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$0.6 million at December 31, 2023 (2022: US$0.8 million) (2021: US$0.8 million) would result. For further information, refer to Note 16.

Going Concern

The consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As reflected in the consolidated financial statements, for the years ended December 31, 2023 and 2022, we recorded a loss of US$24.0 million and a loss of US$41.0 million, respectively. In addition, for the years ended December 31, 2023 and 2022, we reported cash outflows of US$2.8 million and US$19.2 million, respectively. As of December 31, 2023, we had net current assets of US$24.0 million but had an accumulated deficit in equity attributable to the equity holders of the Company of US$23.9 million.

As part of the Waveform acquisition in January 2024, we entered into an amended credit agreement with Perceptive, our existing principal lender. Under this agreement, an additional US$22 million of funding has been made available to us, with US$12.5 million being used to acquire the Waveform assets. The remaining US$9.5 million was made available for general corporate purposes including for the further development of the CGM and biosensor technologies. The Amended Term Loan also provides for additional liquidity of up to US$6.5 million, that may be drawn down between April and December 2024, and can be used for general corporate purposes. The Amended Term Loan also immediately reduced the annual rate of interest on the loan by 2.5% with a further rate reduction once the outstanding principal under the Amended Term Loan falls below US$35 million. The Amended Term Loan matures in January 2026. This additional funding and access to additional liquidity, as required, allows the Group to expand on commercial opportunities, and fund ongoing corporate requirements. In April 2024 the Company drew down the additional funding of US$6.5 million as prescribed in the Amended Term Loan agreement. This funding will be used for general corporate purposes, including the further development of our CGM offering.

The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments including the amendment and restatement of the term loan with Perceptive, the acquisition of Waveform assets, the divestiture of the Fitzgerald Industries life sciences supply business, and the success of the commercial launch of the Trinscreen HIV product in December 2023. Additionally, we have undertaken a number of initiatives aimed at improving the financial performance of the existing business by building on our existing revenue base and eliminating unnecessary overhead and complexity. Our directors believe that the Group will be able to continue its operations for at least the next 12 months from the date of this report, and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

31.	GROUP UNDERTAKINGS

The consolidated financial statements include the financial statements of Trinity Biotech plc and the following principal subsidiary undertakings:

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Trinity Biotech Manufacturing Limited IDA Business Park, Bray County Wicklow, Ireland	Manufacture and sale of diagnostic test kits	Ireland	100%

Trinity Research Limited IDA Business Park, Bray County Wicklow, Ireland	Research and development	Ireland	100%

Trinity Biotech Manufacturing Services Limited IDA Business Park, Bray County Wicklow, Ireland	Dormant	Ireland	100%

Trinity Biotech Luxembourg Sarl 1, rue Bender, L-1229 Luxembourg	Investment and provision of financial services	Luxembourg	100%

Trinity Biotech Inc Girts Road, Jamestown, NY 14702, USA	Holding Company	U.S.A.	100%

Clark Laboratories Inc Trading as Trinity Biotech (USA) Girts Road, Jamestown NY14702, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Mardx Diagnostics Inc 5919 Farnsworth Court Carlsbad CA 92008, USA	Dormant	U.S.A.	100%

Biopool US Inc (trading as Trinity Biotech Distribution) Girts Road, Jamestown NY14702, USA	Sale of diagnostic test kits	U.S.A.	100%

Primus Corporation 4231 E 75th Terrace Kansas City, MO 64132, USA	Manufacture and sale of diagnostic test kits and instrumentation	U.S.A.	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

31.	GROUP UNDERTAKINGS (CONTINUED)

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Phoenix Bio-tech Corp. 1166 South Service Road West Oakville, ON L6L 5T7 Canada.	Dormant	Canada	100%

Fiomi Diagnostics Holding AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Holding Company	Sweden	100%

Fiomi Diagnostics AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Discontinued operation	Sweden	100%

Trinity Biotech Do Brasil Comercio e Importacao Ltda Rua Silva Bueno 1.660 – Cj. 101/102 Ipiranga Sao Paulo Brazil	Sale of diagnostic test kits	Brazil	100%

Trinity Biotech (UK) Ltd Mills and Reeve LLP Botanic House 100 Hills Road Cambridge, CB2 1PH United Kingdom	Sales & marketing activities	UK	100%

Immco Diagnostics Inc 60 Pineview Drive Buffalo NY 14228, USA	Manufacture and sale of autoimmune products and laboratory services	U.S.A.	100%

Nova Century Scientific Inc 5022 South Service Road Burlington Ontario Canada	Manufacture and sale of autoimmune products and infectious diseases	Canada	100%

Trinity Biotech Investment Ltd PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands	Investment and provision of financial services	Cayman Islands	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

31.	GROUP UNDERTAKINGS (CONTINUED)

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Trib Biosensors Inc. 27700 S.W. 95th Avenue, Wilsonville, Oregon 97070, USA	Manufacturing, development, and sale of biosensors	USA	100%

Konamite Limited IDA Business Park, Bray County Wicklow, Ireland	Sales & marketing activities	Ireland	100%

Trinity Biotech Joint Venture Limited IDA Business Park, Bray County Wicklow, Ireland	Holding Company	Ireland	100%

32.	AUTHORISATION FOR ISSUE

These Group consolidated financial statements were authorised for issue by the Board of Directors on April 30, 2024.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

TRINITY BIOTECH PLC

By	/s/ Mr John Gillard
Mr John Gillard
Director/
Chief Executive Officer

Date: April 30, 2024

By:	/s/ Mr Des Fitzgerald
Mr Des Fitzgerald
Interim Chief Financial Officer

Date: April 30, 2024

Item 19	Exhibits

Exhibit No.	Description of Exhibit

1.1
Memorandum and Articles of Association of Trinity Biotech plc (as altered by Special Resolution dated September 30, 2022) (included as Exhibit 1.1 to our Annual Report on Form 20-F filed on May 16, 2023 and incorporated herein by reference).

2.0
Form of Deposit Agreement dated as of October 21, 1992, as amended and restated, among Trinity Biotech plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder (included as Exhibit 1 to our Form F-6 filed on January 15, 2004 and incorporated herein by reference).

2.1
Description of Rights of Securities Registered under Section 12 of the Securities and Exchange Act of 1934 (included as Exhibit 2.1 to our Annual Report on Form 20-F filed on May 16, 2023 and incorporated herein by reference)

4.1	Trinity Biotech plc Share Option Plan 2020 (included as Exhibit 4.4 to our Registration Statement on Form S-8, filed on February 12, 2021 and incorporated herein by reference).

4.2	Trinity Biotech plc Employee Share Option Plan 2017 (included as Exhibits 4.3 to our Registration Statement on Form S-8, filed on February 12, 2021 and incorporated herein by reference).

4.3	Trinity Biotech plc Employee Share Option Plan 2013 (included as Exhibit 4.1 to our Registration Statement on Form S-8 filed on April 11, 2014 and incorporated herein by reference).

4.4	Trinity Biotech plc Employee Share Option Plan 2011 (included as Exhibit 4 to our Registration Statement on Form S-8 filed on June 22, 2012 and incorporated herein by reference).

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

4.8	CDC Non-Exclusive Patent Licence Agreement dated as of May 22, 2012 (included as Exhibit 4.19 to our Annual Report on Form 20-F filed on March 25, 2015 and incorporated herein by reference).

4.9
Inverness Medical Innovations, Inc. Patent Licence Agreement renewal dated as of August 3, 2006 (included as Exhibit 4.21 to our Annual Report on Form 20-F filed on March 25, 2015 and incorporated herein by reference).

4.10
National Institute of Health Non-Exclusive Patent Licence Agreement dated as of December 17, 1999 (included as Exhibit 4.22 to our Report on Form 6-K filed on March 25, 2015 and incorporated herein by reference).

4.11	Warrant Certificate to purchase American Depositary Shares of Trinity Biotech plc, dated January 27, 2022.

4.12
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

4.14	Convertible Loan Note (included as Exhibit 99.3 to our Report on Form 6-Kfiled on April 11, 2022 and incorporated herein by reference).

4.15	Investor Subordination Agreement dated May 3, 2022.

4.16*
Share Purchase Agreement in respect of Benen Trading Limited and Fitzgerald Industries International Inc., dated as of April 20, 2023 (included as Exhibit 4.15 to our Report on Form 6-K filed on April 24, 2023 and incorporated herein by reference).

4.17†	Transition Agreement, dated as of December 20, 2023, among Bayer Healthcare LLC, WaveForm Technologies, Inc. and TRIB Biosensors Inc.

4.18*†	Asset and Share Purchase Agreement dated as of January 30, 2024 (included as Exhibit 4.20 to our Report on Form 6-K filed on February 1, 2024 and incorporated herein by reference).

4.19*
Second Amended and Restated Credit Agreement and Guaranty, dated as of January 30, 2024 (included as Exhibit 4.20 to our Report on Form 6-K filed on February 1, 2024 and incorporated herein by reference).

4.20	Warrant Certificate to purchase American Depositary Shares of Trinity Biotech plc, dated January 30, 2024.

4.21	Insider trading policy

4.22	Statement of Assets Acquired and Liabilities Assumed as of January 30, 2024 (on Form 6-K filed on April 30, 2024 and incorporated herein by reference).

8.1	List of significant subsidiaries of Trinity Biotech plc (included as Item 18, note 31 to the consolidated financial statements in this Annual Report).

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm

99.7	Clawback Policy, dated December 1, 2023.

101.INS	XBRL Instance Document (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.LAB	Inline XBRL Taxonomy Label Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Certain schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.
† Portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.