Form 20-F/A
period 2023-12-31
TRINITY BIOTECH PLC
filed 2024-07-12
CIK 888721

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

Des Fitzgerald
Interim Chief Financial Officer
Tel: +353 1276 9800
Fax: +353 1276 9888
IDA Business Park, Bray, County Wicklow, A98 H5C8, Ireland
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares (each representing 20 ‘A’ Ordinary Shares, par value US$0.0109)	TRIB	NASDAQ Global Select Market

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

Yes ☐   No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statements on Form S-8 File Nos. 333-182279, 333-195232 and 333-253070 and our Registration Statements on Form F-3 File Nos. 333-264992, 333-267160, 333-279017 and 333-280391.

The registrant’s auditor is Grant Thornton, Dublin, Ireland (PCAOB ID 1402)

EXPLANATORY NOTE

Trinity Biotech plc (the “Company”) is filing this Amendment No. 1 (the “Amendment”) to its Annual Report on Form 20-F, filed on April 30, 2024 (the “Original Form 20-F”), solely to correct a typographical error in the description of the exhibit to be incorporated by reference as Exhibit 4.19.

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

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

TRINITY BIOTECH PLC

By	/s/ John Gillard
John Gillard
Director/
Chief Executive Officer

Date: July 12, 2024

By:	/s/ Des Fitzgerald
Des Fitzgerald
Interim Chief Financial Officer

Date: July 12, 2024

Item 19	Exhibits

Exhibit No.	Description of Exhibit

4.19*
Second Amended and Restated Credit Agreement and Guaranty, dated as of January 30, 2024 (included as Exhibit 4.21 to our Report on Form 6-K filed on February 1, 2024 and incorporated herein by reference).

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