Form 20-F
period 2024-12-31
TRINITY BIOTECH PLC
filed 2025-05-16
CIK 888721

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Susan O’Connor
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

359,193,482 Class ‘A’ Ordinary Shares (excluding Treasury Shares)
(as of December 31, 2024)

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

As used herein, references to “we”, “us”, “Trinity Biotech” or the “Group” in this Annual Report on Form 20-F (the “Annual Report”) shall mean Trinity Biotech plc and its subsidiaries. References to the “Company” in this annual report shall mean Trinity Biotech plc., the parent company. Our consolidated financial statements appearing in this Annual Report are prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The IFRS standards applied are those effective for accounting periods beginning January 1, 2024. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. We present our consolidated financial statements in U.S. Dollars and except as otherwise stated herein, all monetary amounts in this annual report have been presented in US Dollars. All references in this annual report to “Dollars” and “$” are to US Dollars, and all references to “Euro” or “€” are to European Union Euro. For presentation purposes all financial information, including comparative figures from prior periods, have been stated in round thousands, unless otherwise indicated.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

•	the development of our products;

•	the potential attributes and benefit of our products and their competitive position;

•	our ability to successfully commercialize, or enter into strategic relationships with third parties to commercialize, our products;

•	our estimates regarding expenses, future revenues, capital requirements and our need for additional financing;

•	statements of our plans and objectives;

•	our ability to acquire or in-licence new product candidates;

•	potential strategic relationships;

•	the duration of our patent portfolio;

•	the capabilities of our business operations;

•	expected future economic performance;

•	competition in our market; and

•	assumptions underlying statements regarding us or our business.

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

Risks Related to our Business and Industry

•	our ability to sell products could be adversely affected by competition from new and existing diagnostic products, and changing conditions in the diagnostic market.

•	, including reductions in government funding and sector consolidation.

•	changes in funding for staffing and operations of the FDA and other government agencies could negatively impact our business.

•	our exclusion from one or more HIV testing algorithms, or a delay in the implementation of a HIV testing algorithm, could adversely affect our business and financial results.

•	we have a history of losses from operations and negative cash flows from operating activities, which may continue in the future.

•	we have incurred substantial debt, which could impair our flexibility and access to capital and adversely affect our financial position.

•
Failure to comply with the terms of the Credit Agreement could result in a default under its terms and, if uncured, could result in action against our pledged assets. Further our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

•
global trade issues including import and export license requirements, trade sanctions, tariffs and international trade disputes could increase our costs and have a material adverse effect on our business.

•	failure to achieve our financial and strategic objectives could have a material adverse impact on our business prospects.

•
our ability to continue as a going concern depends on our ability to generate cash flows from operations and to conduct adequate financing activities. We expect we will require future additional capital.

•	we may encounter difficulties in realizing the potential financial or strategic benefits of recent business acquisitions.

•
we may be required to return the proceeds, plus interest and penalties, on loans received in 2021 under the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) as there are enquires as to whether our U.S. subsidiaries were eligible to receive some or all of the funds.

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

•	cybersecurity risks, including cyberattacks or data breaches, could disrupt our operations, compromise sensitive data, and adversely affect our business.

•	our sales and operations are subject to the risks of fluctuations in currency exchange rates.

•	any pandemic similar to the Covid-19 outbreak could significantly disrupt our operations and adversely affect our results of operations.

Risks Related to Government Regulation

•	clinical trials necessary to support future premarket submissions will be expensive and will require enrolment of suitable patients who may be difficult to identify and recruit.

•
if the third parties on whom we rely to conduct our pre-clinical studies and clinical trials and to assist in pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory approval or commercialize our products.

•	the results of our clinical trials may not support our product candidate claims.

•
the FDA recently modified its policy of enforcement discretion with respect to our laboratory developed tests. We could incur substantial costs and delays associated with trying to obtain premarket clearance or other approvals.

•
if we are unable to obtain or fail to maintain regulatory approvals and clearances, or experience significant delays in obtaining, regulatory clearances or approvals for our future products or product enhancements, our ability to commercially distribute and market these products could suffer.

•	failure to comply with FDA or other regulatory requirements may require us to suspend production of our products or institute a recall which could result in higher costs and a loss of revenues.

•
we are subject to export controls and economic sanctions laws, anti-corruption, anti-bribery and similar laws and our customers and distributors are subject to import and export controls that could subject us to liability if we are not in full compliance with applicable laws.

•	changes in healthcare regulation could affect our revenues, costs and financial condition.

•
our laboratory business could be harmed from the loss or suspension of a licence or imposition of a fine or penalties under, or future changes in, the law or regulations of the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”), or those of other state or local agencies.

•	compliance with regulations governing public company corporate governance and reporting is complex and expensive.

Risks Related to Our Intellectual Property

•	we may be unable to protect or obtain proprietary rights that we utilize or intend to utilize.

•	our patent protection may not be sufficiently broad to compete effectively, the existing patents could be challenge, and trade secrets and confidential know-how could be obtained by competitors.

•
obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

•
product infringement claims by other companies could result in costly disputes and could limit our ability to sell our products, and we may be involved in lawsuits to enforce our patents, the patents of our licensors or our other intellectual property rights, which could be expensive, time consuming and unsuccessful.

Risks Related to Ownership of our American Depository Shares

•
affiliates of Perceptive Credit Holdings III, LP (“Perceptive”) and MiCo IVD Holdings, LLC (“MiCo”) own approximately 9.6% and 12.5%, respectively, of the voting share capital of our Company (excluding ADS issuable with respect to warrants and a convertible note), which may give each of them significant influence over our management and affairs and may deter a change in control or other transaction that may be favorable to our shareholders.

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

Risks Related to our Business and Industry

Our ability to sell products could be adversely affected by competition from new and existing diagnostic products, and changing conditions in the diagnostic market.

We have invested in research and development but there can be no guarantees that our research and development (“R&D”) programmes will not be rendered technologically obsolete or financially non-viable by the technological advances of our competitors, which would also adversely affect our existing product lines and inventory. Our main competitors (and their principal products with which we compete) include: Premier (First response™), Chembio (Stat-Pak™, DPP HIV-Syphilis), Abbott (Determine™, SD BioLine™, Abon™, Afinion™, Architect™, FreeStyle Libre™), SD Biosensor (Standard Q), Bejing Wantai Biological Pharmacy (Wantai), Roche (Cobas, TinaQuant 3™), Bio-Rad (Variant 2™, Variant 2 Turbo™, D 100™, BioPlex 2200) Tosoh (G8™ and G11™), Arkray 8180™, Siemens DCA™, Sebia (Capyllaris 2™ and Capyllaris 3™), Shanghai Kehua Bio-Engineering (KHB), Euroimmun™, Guangzhou Wondfo Biotech Co., Ltd (Wondfo), Aesku™, Werfen, Copan™, Becton Dickenson™, Pointe Scientific, Dexcom ™ (G6, G7, Dexcom One, Stelo), Meril Life (MeriScreen™) and DiaSorin Liaison.

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

Our tests compete with products made by our competitors. Multiple competitors are making investments in competing technologies and products, and a number of our competitors have significantly greater financial, technical, research and other resources. Some competitors offer broader product lines and may have greater market presence or name recognition than we have. If we receive FDA or other regulatory clearance for new products, and in order to achieve market acceptance, we and/or our distributors will likely be required to undertake substantial marketing efforts and spend significant funds to inform potential customers and the public of the existence and perceived benefits of the products. Our marketing efforts for these products may not be successful. As such, there can be no assurance that these products will obtain significant market acceptance and fill the market needs that are perceived to exist on a timely basis, or at all.

Our ability to sell products could be adversely affected by reductions in government funding and sector consolidation.

 We are continuously monitoring the potential impact of the U.S. President’s Executive Order on Reevaluating and Realigning United States Foreign Aid, and the resulting suspensions or termination of funding to HIV testing programs that utilize the Company’s two rapid HIV tests.  On January 20, 2025, the U.S. government paused, subject to certain exemptions, all new funding obligations and sub-obligations of funding of foreign assistance programs, pending a 90-day review of such foreign assistance programs.  Although the U.S. government introduced a temporary waiver of the aforementioned funding pause for certain assistance, which the U.S. government later confirmed applied to funding for HIV testing under the President's Emergency Plan for AIDS Relief (PEPFAR), that waiver is temporary, and there can be no assurance that U.S. government funding for HIV programs that utilize the Company’s rapid HIV tests will continue.  Since the Executive Order, the Company has seen disruptions to ordering patterns and demand for our rapid HIV tests, and it remains unclear at this time what impact these changes will have on the timing and quantity of rapid HIV tests sold by the Company, and the receipt of funds for the sale of such tests. The outcome of the review aside from South Africa is that overall U.S. government spending will be cut by an estimated 15-20% for development-related programs. However, commodity procurement for HIV rapid tests outside of South Africa has been largely unaffected by these cuts. We continue to monitor the potential impact of these cuts closely, and countries affected are attempting to fill this gap from local and other funding sources.

Changes in funding for, or disruptions to the staffing and operations of the FDA and other government agencies could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

Currently, federal agencies in the United States are operating under a continuing resolution that is set to expire on September 30, 2025. Without appropriation of additional funding to federal agencies, our business operations related to our product development activities for the U.S. market could be impacted. The ability of the FDA to review and/or approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other federal agencies, including substantial leadership departures, personnel cuts, and policy changes, may also slow the time necessary for new products to be reviewed and/or approved, which would harm our business. Changes and cuts in FDA staffing also could result in delays in the FDA’s responsiveness or in its ability to review IND submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all.

A prolonged government shutdown or significant leadership, personnel, and/or policy changes, or other substantial modification in agency activities (including due to global health concerns or geopolitical factors) could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business. In addition, government funding of other agencies on which our operations may rely, including those that fund research and development activities and clinical trials, is subject to the political process, which is inherently fluid and unpredictable. Disruptions at agencies that fund our research and development activities and our clinical trials, or changes to such agencies’ budgets, may negatively impact our operations and ongoing clinical trials and may limit our ability to seek additional funding in the future. Future shutdowns or other disruptions could also affect other government agencies such as the SEC, which may also impact our business by delaying review of our public filings, to the extent such review is necessary, and our ability to access the public markets.

With the change in the U.S. presidential administration in 2025, there is substantial uncertainty as to whether and how the Trump administration will seek to modify or revise the requirements and policies of the FDA and other regulatory agencies with jurisdiction over our product candidates and any products for which we obtain approval. This uncertainty could present new challenges and/or opportunities as we navigate development and approval of our product candidates. Additionally, the new administration could issue or promulgate executive orders, regulations, policies or guidance that adversely affect us or create a more challenging or costly environment to pursue the development of new products.

Our sales of point-of-care HIV tests in Africa are dependent on our inclusion in the applicable country’s  HIV testing algorithms and our exclusion from one or more of those HIV testing algorithms, or a delay in the implementation of a HIV testing algorithm, could adversely affect our business and financial results. Those HIV testing algorithms can be subject to legal challenges from market participants competitors or other stakeholders which can result in delays in the algorithm being implemented or the algorithm being revised to exclude the incumbent provider.

Most countries in Africa have an established national HIV testing algorithm. The algorithm determines which  provider’s HIV point-of-care test will be used. The World Health Organisation has indicated that national HIV algorithms should contain a HIV screening test (A1) and two HIV confirmatory tests (A2 and A3). Our inclusion on a national HIV testing algorithm determines whether we will be able to sell HIV tests in that country. HIV testing algorithms are not updated annually and typically run for between five and seven years. Our Uni-gold HIV confirmatory test is included on many HIV testing algorithms throughout Africa and our newly launched HIV screening test, TrinScreen, succeeded in being added to Kenya’s algorithm in 2023. In Kenya, the update to the HIV testing algorithm was challenged through the courts by a competitor and that legal challenge caused a delay in purchase orders being placed by the Kenyan health authorities under their revised algorithm. In 2024, another competitor began a court challenge in Kenya to the adopted HIV testing algorithm. Although we are not party to this court case, and the judge did not suspend procurement while the case is ongoing, it could have an adverse impact for us if the competitor succeeds in revising the current HIV testing algorithm. We understand that there were a number of hearings regarding this case during 2024, and we continue to monitor the ongoing court case. Legal challenges to the HIV testing algorithms from competitors, or other stakeholders, in any country in which we sell HIV tests could adversely affect our business and financial results.

We have a history of losses from operations and negative cash flows from operating activities, which may continue in the future.

We have incurred net losses and negative cash flows from operating activities in the past two years and we may not be able to achieve or maintain profitability or positive cash flow in the future. We have incurred losses of US$31.8 million and US$24.0 million in the years ended December 31, 2024 and 2023, respectively, and had negative cash flows from operating activities of US$4.2 million and US$11.6 million, respectively.

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

Additional funding may not be available on acceptable terms, or at all. In addition, we may not be able to access a portion of our existing cash, cash equivalents and investments due to market conditions. Further, as a result of geopolitical and macroeconomic events, including the Israel-Hamas and Russia-Ukraine wars, and the potential imposition or escalation of U.S. tariffs on imported medical and laboratory equipment, components, or raw materials, the global credit and financial markets have experienced volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly or more dilutive.

Expansion into new businesses may present operating and marketing challenges different from those we currently encounter, and we cannot assure that new business initiatives will be successful enough to justify the time, effort, and resources that we devote to them or ultimately achieve profitability. We initially announced the adoption of a transformation plan to improve the financial performance of our existing business in April 2024 and we continue to pursue and execute a strategic realignment of our continuing business. Although we have implemented or are in the midst of implementing a number of these cost-saving initiatives, including consolidating manufacturing, moving some manufacturing offshore to improve our operating margins, and moving significant aspects of our business support functions to a lower cost and centralized location, we cannot assure you that these efforts will be successful or that we can achieve our long-term profitability goals.

Any of the above events could significantly harm our business, prospects, financial condition, and results of operations and cause the price of the ADSs to decline.

We have incurred substantial debt, which could impair our flexibility and access to capital and adversely affect our financial position.

As of December 31, 2024, we had total indebtedness of approximately US$101.6 million (carrying value under IFRS), consisting of a senior secured term loan (the “Term Loan” or “Credit Agreement”) from Perceptive Credit Holdings III, LP (“Perceptive”), a convertible note issued to MiCo IVD Holdings, LLC. (“MiCo”),  a derivative liability related to warrants issued to Perceptive, lease liabilities and a residual amount owing for an exchangeable note which was almost completely retired in 2022. The Term Loan had a total outstanding amount of US$75.5 million as of December 31, 2024. In connection with the third amendment and restatement of the credit agreement governing the Term Loan on December 23, 2024, we agreed that certain interest payments payable in 2024 and 2025 would be paid-in-kind on the applicable payment date by increasing the outstanding principal amount of the Term Loan.  On February 27, 2025, we entered into the fourth amended and restated credit agreement, which provided for an additional US$4.0 million increase to our outstanding Term Loan. In addition, a deferred consideration payment of US$5.0 million related to the acquisition of the biosensor assets of Waveform Technologies, Inc. (“Waveform”) has been extended to November 2025. On May 14th , 2025, we entered into a fifth amendment to the Credit Agreement, which provided for an additional US$2.0 million in term loan funding, extended the maturity date of the Term Loan to July 27, 2026, and provided that interest payments for the months of April, May, and June 2025 will be paid-in-kind.

In May 2022, we received a US$45.2 million investment from MiCo. The investment consisted of an equity investment of US$25.2 million and a seven-year, unsecured junior convertible note of US$20.0 million, The convertible note has an interest rate of 1.5% and interest is payable quarterly. The convertible note mandatorily converts into ADSs if the volume weighted average price of  our ADSs is at or above US$16.20 for any five consecutive NASDAQ trading days. Based on public filings, we understand that on December 17, 2024, MiCo was acquired by Dayli Trinity Holdings Limited as a result of a share purchase agreement with Mainstream Holdings Limited.

The convertible note is immediately repayable at par together with any accrued interest, if the Company or any of its material subsidiaries ceases or threatens to cease carrying on its business or a part of its business which is material to the Group. However, subject to the terms of an Investor Subordination Agreement between Perceptive and MiCo, MiCo may not, without the prior written consent of Perceptive, take any enforcement action with respect to the convertible note. Such enforcement actions include amongst other things any MiCo action to enforce payment of or to collect the whole or any part of the convertible note.

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

The failure to comply with the terms of the credit agreement with Perceptive could result in a default under its terms and, if uncured, could result in action against our pledged assets.

The Term Loan is secured by substantially all of our property and assets, including our equity interests in our subsidiaries. The credit agreement governing the Term Loan (the “Credit Agreement”) contains financial covenants requiring that we (a) maintain agreed levels of unrestricted cash, which must be held in one or more accounts subject to the security interests of the lenders under the Credit Agreement, and (b) achieve specified minimum total revenue requirements for the twelve months preceding each quarter end. In addition, the Credit Agreement contains covenants that restrict our ability to finance future operations or capital needs or to engage in other business activities.

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

A breach of the revenue covenant or any other covenant in the Credit Agreement would result in a default under the Credit Agreement. Upon an event of default under the Credit Agreement, the lender could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. In such an event, there can be no assurance that we would have sufficient liquidity to fund payment of the amounts that would be due under the Credit Agreement or that, if such liquidity were not available, we would be successful in raising additional capital on acceptable terms, or at all, or in completing any other endeavor to continue to be financially viable and continue as a going concern. If we were unable to pay such amounts due under the Credit Agreement, the lenders could proceed against the collateral securing the loan. Our inability to raise additional capital on acceptable terms in the near future, whether for purposes of funding payments required under the Credit Agreement or providing additional liquidity needed for our operations, could have a material adverse effect on our business, prospects, results of operations, liquidity and financial condition.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our Credit Agreement are at a variable rate of interest and expose us to interest rate risk. On January 30, 2024, we entered into a second amended and restated senior secured term loan credit agreement which reduced the base rate of interest by 2.5% to 8.75%. The Term Loan accrues interest at an annual rate equal to 8.75% plus the greater of (a) Term SOFR (Secured Overnight Financing Rate) or (b) 4.0% per annum. On December 23, 2024, we amended the Credit Agreement, being third amended and restated senior secured term loan credit agreement, to draw down an additional $2.0 million and capitalized unpaid interest of approximately $3.3 million, bringing the total outstanding to $75.5 million. On February 27, 2025, we entered into a fourth amended and restated credit agreement, which provided for an additional US$4.0 million in term loan funding. On May 14th, 2025, we entered into a fifth amendment to the credit agreement, which provided for an additional US$2.0 million in term loan funding, extended the maturity date of the Term Loan to July 27, 2026, and provided that interest payments for the months of April, May, and June 2025 will be paid-in-kind. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

As of December 31, 2024, the total outstanding amount of our variable rate debt was US$75.5 million. The indebtedness increased by US$9.4 million to US$84.9 million between January 2025 and May 2025, following the fourth and fifth amendments to the Term Loan credit agreement, which included a US$6.0 million of total drawdowns and the capitalization of approximately US$3.4 million of accrued interest for the first four months of 2025.

Our anticipated annual cash interest expense on US$84.9 million variable rate debt at the current rate of approximately 12.75 percent would be approximately US$10.8 million. Every one percent increase in the interest rate results in additional annual interest payable of approximately US$0.8 million, based on the current amount of indebtedness.

Global trade issues and changes in and uncertainties with respect to trade policies and export regulations, including import and export license requirements, trade sanctions, tariffs and international trade disputes, could increase our costs, reduce the competitiveness of our products and otherwise have a material adverse effect on our business, financial condition, results of operations and growth prospects.

There is inherent risk, based on the complex relationships among the United States and the other countries in which we conduct our business, that political, diplomatic, and national security factors can lead to global trade restrictions and changes in trade policies and export regulations that may adversely affect our business and operations. The United States and other countries have imposed and may continue to impose new trade restrictions and export regulations, have levied tariffs and taxes on certain goods, and could continue to significantly increase tariffs on a broad array of goods, including medical devices and related components.

In 2025, President Trump signed a series of executive orders imposing various reciprocal tariffs, and other governments have imposed and may continue to impose retaliatory tariffs, trade restrictions or other trade barriers. Although we are an Irish company headquartered in Bray, Ireland, we derive a significant portion of our revenues from sales of our products in the United States. In addition, we conduct business globally and our operations and third-party suppliers span numerous countries outside the

While we cannot at this time predict the ultimate impact of such tariffs, we anticipate that our margins could be adversely affected depending on the scope and duration of the tariffs imposed.

Further, the continued threats of new or increased tariffs, sanctions, trade restrictions and trade barriers as well as ongoing changes in U.S. and foreign government trade policies, including potential modifications to existing trade agreements, have had and may continue to have a generally disruptive impact on the global economy and, therefore, negatively impact revenues from sales of our products. Given the volatility and uncertainty regarding the scope and duration of such tariffs and other aspects of U.S. and foreign government trade policies, the ultimate impact on our operations and financial results is uncertain and could be significant. In any event, further trade restrictions and export regulations, or new or increased tariffs, including further retaliatory measures, could increase our supply chain complexity and our manufacturing costs, decrease our margins, reduce the competitiveness of our products, or restrict our ability to sell our products, provide services or purchase necessary equipment and supplies. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
While we cannot at this time predict the ultimate impact of such tariffs, we anticipate that our margins could be adversely affected depending on the scope and duration of the tariffs imposed.

Further, the continued threats of new or increased tariffs, sanctions, trade restrictions and trade barriers as well as ongoing changes in U.S. and foreign government trade policies, including potential modifications to existing trade agreements, have had and may continue to have a generally disruptive impact on the global economy and, therefore, negatively impact revenues from sales of our products. Given the volatility and uncertainty regarding the scope and duration of such tariffs and other aspects of U.S. and foreign government trade policies, the ultimate impact on our operations and financial results is uncertain and could be significant. In any event, further trade restrictions and export regulations, or new or increased tariffs, including further retaliatory measures, could increase our supply chain complexity and our manufacturing costs, decrease our margins, reduce the competitiveness of our products, or restrict our ability to sell our products, provide services or purchase necessary equipment and supplies. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Failure to achieve our financial and strategic objectives could have a material adverse impact on our business prospects. We may not succeed in our efforts to implement a comprehensive transformation plan to improve the financial performance of our existing business and realign our continuing business.

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

We initially announced the adoption of a transformation plan to improve the financial performance of our existing business in April 2024 and we continue to pursue and execute a strategic realignment of our continuing business. The plan has several key components, including:

•
Reducing complexity and cost by consolidating our main manufacturing operations into a considerably smaller number of sites and also moving to an outsourced model for a significant amount of our less complex manufacturing activities;

•	Reducing the cost of goods of many of our products by changing suppliers and negotiating new deals with existing suppliers;

•	Continued market acceptance of our new TrinScreen™ HIV rapid point-of-care test;

•	Simplifying our internal operations and optimizing and outsourcing some of our business support function locations; and

•	Realigning our existing business portfolio to support our planned growth in the CGM space.

Although we have implemented or are in the midst of implementing a number of these cost-saving initiatives, including consolidating manufacturing, moving some manufacturing offshore to improve our operating margins, and moving significant aspects of our business support functions to a lower cost and centralized location, we cannot assure you that these efforts will be successful or that we can achieve our long-term profitability goals. A failure to achieve these goals will have a material adverse effect on our results of operations and financial condition.

Our ability to continue as a going concern depends on our ability to generate cash flows from operations and to conduct adequate financing activities. We expect we will require future additional capital.

Our future liquidity and ability to meet our future capital requirements will depend on numerous factors, including, but not limited to, the following:

•
The success of our research and product development efforts, in particular the significant development effort required to develop and commercialise the biosensor technology, including the continuous glucose monitoring technology acquired in January 2024;

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

We may encounter difficulties in realizing the potential financial or strategic benefits of recent business acquisitions. We expect to make additional acquisitions in the future that could disrupt our operations and harm our operating results.

A significant part of our business strategy is to pursue acquisitions and other initiatives based on a strategy centered on adding complementary solutions to our portfolio—all while we seek to ensure our continued high quality of services and product delivery. We have made numerous acquisitions including the acquisition in 2024 of the biosensor assets of Waveform, and intend to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring (“CGM”) product. During 2024 we also acquired Metabolomic Diagnostics which will grow our presence in the maternal health market, and we also entered the oncology space with the acquisition of Epicapture Limited.

Mergers and acquisitions of companies and assets are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to expand our business. Failure to manage and successfully integrate such acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products technologies and professional services to a failure to do so. There can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products. If we acquire other businesses, we may face difficulties, including:

•	Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired businesses or enterprises;

•	Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;

•	Integrating financial forecasting and controls, procedures and reporting cycles;

•	Potential difficulties in completing projects associated with in-process research and development;

•	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions; and

•	Insufficient revenue to offset increased expenses associated with acquisitions;

In 2021, certain of our U.S. subsidiaries received loans which were subsequently forgiven under the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) which they may not have been eligible to receive. If it is determined that the subsidiaries were ineligible to receive the loans, they may be required to return some or all of the proceeds, pay interest and may be subject to other penalties.

In January 2021, two of our U.S. based subsidiaries applied for and received second round loans totaling approximately $1.8 million under the Paycheck Protection Program (the “PPP”) of the CARES Act. In September 2021, the two subsidiaries applied for forgiveness of the loans and those loans were subsequently forgiven. While our subsidiaries believed at the time that they obtained the loans that they met all of the eligibility requirements under the CARES Act, they were notified by the U.S. Department of Justice (“DOJ”) in late October 2024 that the two subsidiaries may have not been eligible to receive those loans since the eligibility requirements for second round loans differed from the first round loans in several ways, including the number of employees that an applicant, together with its affiliates, could employ to be eligible for a loan. We voluntarily conducted an internal review of the circumstances surrounding the loan process and have made a preliminary determination that due to changes in the guidelines for those loans, the two subsidiaries may have inadvertently not met the headcount eligibility criteria for the second round loans.

During a January 28, 2025 videoconference among outside U.S. counsel engaged by us to respond to questions from the DOJ about those second round loans obtained by the two US subsidiaries, a lawyer employed by the DOJ raised, for the first time with us the question of whether our U.S. subsidiaries met the headcount eligibility criteria for approximately $4.0 million of first round of PPP loans they received in 2020, which were subsequently forgiven. The criteria for eligibility were different for the two rounds of loans, and we believe that the U.S. subsidiaries met the eligibility criteria for the first round of loans based on guidance issued by the Small Business Administration at the time of the application for the first round of loans. After further communication with the DOJ regarding those first found loans, representatives of the DOJ indicated to us that the government is unlikely to pursue claims related to those first round loans.

The DOJ has notified us that the U.S. government is considering the filing in court of a civil claim related to the second round of loans under which treble damages (up to a maximum amount of approximately $5.5 million) could be awarded if the government were to satisfy each of the essential elements of such a claim.   We continue to review the circumstances surrounding the second round loans and are in the early stages of settlement discussions with the DOJ.  Although we believe that the government’s potential claims relating to the second round loans will be resolved for significantly less than treble damages, it is too early to predict a likely settlement outcome, or what the outcome would be in court if the matter is not settled by agreement.  A negative outcome in court or a significant settlement may result in adverse publicity and damage to our reputation and have a material adverse effect on our results of operations and financial condition.

Our long-term success depends upon the successful development and commercialization of new products.

Our long-term viability and growth will depend upon the successful discovery, development and commercialization of new and enhanced products from our activities. In order to remain competitive, we are committed to significant expenditures on R&D and the commercialization of new or enhanced products. The R&D process generally takes a significant amount of time from product inception to commercial launch. However, there is no certainty that this investment in research and development will yield technically feasible or commercially viable products. We may have to abandon a new or enhanced product during its development phase after our investment of substantial time and money. During the fiscal years ended December 31, 2024, 2023 and 2022, we incurred US$10.9 million, US$1.8 million and US$4.5 million, respectively, in capitalised R&D expenses. Included in the US$10.9 million in 2024, we capitalised borrowing costs of US$2.1 million, in line with IAS 23. Due to the acquisition of the biosensor technology of Waveform in January 2024, we expect to incur significantly higher costs related to our research and development activities for the foreseeable future.

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

Consolidation of our customers or the formation of group purchasing organisations could result in increased pricing pressure and other changing conditions that could adversely affect our operating results.

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

The diagnostics industry is in transition, with a number of changes that affect the market for diagnostic test products. For example, major consolidation among reference laboratories through mergers and acquisitions and the formation of multi-hospital alliances in the past several years has reduced the number of institutional customers for diagnostic test products. There can be no assurance that we will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers. Further, this consolidation trend may result in the surviving companies having greater financial resources and technological capabilities, thereby intensifying competition in the industry, which could have a material adverse effect on our business.

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

Some of our products, which we acquire from third parties, are highly technical and are required to meet exacting specifications, and any quality control problems that we experience with respect to the products supplied by third-party vendors could adversely and materially affect our reputation, our attempts to complete our clinical trials or commercialization of our products and adversely and materially affect our business, operating results and prospects. We may also need to obtain FDA or other regulatory authorisations for the use of an alternative component or for certain changes to our products or manufacturing process. We may also have difficulty obtaining similar components from other suppliers that are acceptable to the FDA or other regulatory authorities and the failure of our suppliers to comply with strictly enforced regulatory requirements could expose us to regulatory action including, warning letters, product recalls, termination of distribution, product seizures, or civil penalties. Completing that development and obtaining such authorisations could require significant time and expense and we may not obtain such authorisations on a timely basis, or at all. The availability of critical components and products from other third parties could also reduce our control over pricing, quality and timely delivery. These events could either disrupt our ability to manufacture and sell certain of our products into one or more markets or completely prevent us from doing so and could increase our costs. Any such event could have a material adverse effect on our results of operations, cash flow and business. Furthermore, since some of these suppliers are located outside of the United States, we are subject to export laws and import and customs regulations in many jurisdictions, which complicate and could delay shipments of components to us. In 2022, we experienced significant disruption to our international supply chain which caused some disruption to operations. There can be no assurance that disruptions of a similar nature will not occur in the future which may create significant challenges in fulfilling customer orders that we may not be able to overcome.

The ongoing uncertainty regarding the upheaval to global trade from significant international tariff changes represents a significant and growing risk to our business and could materially increase our cost of goods sold, disrupt supply chains, and delay production or fulfilment schedules. Although typically we do not plan to be dependent upon any one source for these critical components or raw materials, alternative sources of such raw materials or components with the characteristics and quality desired by us may not be available or commercially viable. Such unavailability could affect the quality of our products and our ability to meet orders for specific products.

If our products cause or contribute to a death or a serious injury, or malfunction in certain ways, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

We are required to comply with the FDA’s Medical Device Reporting (“MDR”) requirements in the United States and comparable regulations worldwide, such as the Health Products Regulatory Authority (“HPRA”). For example, under the FDA’s MDR regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. In addition, all manufacturers placing medical devices in European Union markets are governed by the European In Vitro Diagnostic Medical Device Regulation (Regulation (EU) 2017/746) with three of the product categories requiring review and approval by an independent company, known as a Notified Body, before the manufacturer can affix a CE mark to the product to declare conformity to the regulation. We are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the competent authority in whose jurisdiction the incident occurred.

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

We have global product liability insurance in place for our manufacturing subsidiaries up to a maximum of €6,500,000 (US$6,771,000) for any one accident, limited to a maximum of €6,500,000 (US$6,771,000) in any one-year period of insurance and is subject to a deductible. We also have professional indemnity insurance for the laboratory services business up to a maximum of US$5,000,000 for each claim and a US$7,000,000 aggregate limit. There can be no assurance that our product liability insurance is sufficient to protect us against liability that could have a material adverse effect on our business. In addition, although we believe that we will be able to continue to obtain adequate coverage in the future, there is no assurance that we will be able to do so at acceptable costs.

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

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and acquired indefinite life intangible assets are subject to impairment review on a periodic basis and whenever potential impairment indicators are present. Other long-lived assets are reviewed when there is an indication that an impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet as of December 31, 2024, was US$51 million (December 31, 2023: US$16 million) (December 31, 2022: US$35 million). During 2024, the Company made a number of acquisitions which significantly increased the Company’s long-lived assets, which will be assessed for impairment each year. In the year ended December 31, 2024, we recorded total impairment charges of intangible assets of US$1.6 million (Year 2023: US$5.8 million) (Year 2022: US$4.6 million) as a result of our periodic impairment review. We may record further significant impairment charges in the future if there are changes in market conditions, a significant reduction in share price or other changes in the future outlook. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

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

The ongoing uncertainty regarding the upheaval to global trade from significant international tariff changes represents a significant and growing risk to our business and could materially increase our cost of goods sold, disrupt supply chains, and delay production or fulfilment schedules.

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

Products manufactured at our facilities in Bray, Ireland, Jamestown and Buffalo, New York and Kansas City, Missouri accounted for the majority of our revenues during the fiscal year ended December 31, 2024. Our global supply of these products and services is dependent on the uninterrupted and efficient operation of these facilities. In addition, we currently rely on a small number of third-party manufacturers to produce certain of our diagnostic products and product components. 2024 continued to see interruptions to international supply chains which may continue for some time to come. If we do not negotiate long-term contracts, our suppliers will likely not be required to provide us with any guaranteed minimum production levels. As a result, we cannot assure you that we will be able to obtain sufficient quantities of product in the future. In addition, our reliance on third-party suppliers involves a number of risks, including, among other things:

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

Our success is dependent to a large extent upon the contributions of our key employees. In December 2023, our then CFO, John Gillard, was appointed CEO & President. Louise Tallon was appointed as CFO in August 2024. In April 2025, Louise Tallon was replaced by Susan O’Connor now serving as Interim CFO. In addition, during 2024 and early 2025 there were a number of changes to the Senior Management team reflecting the significant ongoing transformation and focus on new business areas.

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

Cybersecurity risks, including cyberattacks or data breaches, could disrupt our operations, compromise sensitive data, and adversely affect our business.

We rely extensively on information technology systems and networks to securely process, transmit and store electronic information, including confidential and personal information relating to our employees, customers, and business operations. These systems are critical to the operation of our global business, including product manufacturing, distribution, research and development, clinical trials, customer service, and financial reporting.

Like many other companies, we are subject to increasing cybersecurity threats, including the risk of system breaches, ransomware, malware, phishing attacks, and other malicious activity. Security incidents, whether from external actors or internal sources, can result in operational disruption, shutdowns, corruption or loss of critical data and software, unauthorised access or disclosure of confidential information, and reputational harm.

We invest in technologies and processes designed to protect our information assets and mitigate cybersecurity threats. These include multi-factor authentication, data encryption, antivirus and endpoint protection, next-generation firewalls, cloud backups, end-user training (including simulated phishing exercises), and comprehensive policies for information security and data privacy. Despite these efforts, our IT systems and infrastructure may still be vulnerable to attack or breach due to the sophistication of threat actors, human error, equipment failure, or other disruptions.

We have experienced cyberattacks in the past, though none have had a material impact on our operations to date.

The age and configuration of our IT infrastructure varies by location, and our business continuity and disaster recovery capabilities may be less robust at certain sites. As a result, our ability to respond to or recover from a cybersecurity incident may be inconsistent across geographies.

A significant breach of our systems could result in the unauthorised disclosure of personal data, including personally identifiable information (PII) or protected health information (PHI), or other confidential business information. This could subject us to legal liability, regulatory penalties, breach notification requirements, and damage to our reputation, potentially resulting in loss of customers or revenue.

We are also subject to a complex and evolving regulatory landscape in data privacy and cybersecurity. Compliance with privacy and data protection laws, such as the EU’s General Data Protection Regulation (GDPR), U.S. state-level privacy laws, and similar frameworks in other jurisdictions, may result in significant costs and operational changes. In particular, Section 3305 of the Food and Drug Omnibus Reform Act of 2022 (FDORA) imposes specific cybersecurity obligations on manufacturers of certain medical devices. This includes maintaining processes for monitoring and remediating vulnerabilities, providing a software bill of materials, and ensuring continued security of the device and its related systems. A failure to comply with these requirements may constitute a prohibited act.

We have conducted appropriate cybersecurity assessments for relevant products in accordance with FDA, AAMI, and ANSI standards applicable at the time of approval. However, as the regulatory landscape continues to evolve, we may be required to make additional investments to maintain compliance and address emerging cybersecurity expectations for connected health technologies.

Cybersecurity incidents could also distract management or key personnel from core business operations and negatively impact our financial condition, results of operations, or business strategy.

Our sales and operations are subject to the risks of fluctuations in currency exchange rates.

A substantial portion of our operations are based in Ireland, and Europe is one of our main sales territories. As a result, changes in the exchange rate between the U.S. Dollar and the Euro can have significant effects on our results of operations. In addition, in markets where we invoice in U.S. Dollars but where the local currency has weakened, we have been required to reduce our pricing in order to preserve our competitiveness. We have an exposure to the Canadian Dollar through our Canadian operations and to the Brazilian Real through our Brazilian subsidiary. We also have revenues and costs denominated in British Sterling.

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

Public health emergencies, epidemics or pandemics, such as the emergence and spread of pandemics, such as Covid-19, have the potential to significantly impact our operations through a decrease in demand for our products, interruption to business and a reduction in staff availability.

The Covid‑19 pandemic had a material impact on the healthcare industry and specifically the medical diagnostics sector in which we operate. The reduced but continuing uncertainty around global pandemics could have an adverse effect on our operating results, cash flows, financial condition and/or prospects.

The global spread of Covid‑19 and the public healthcare measures implemented by governments, such as quarantines and the temporary closure of businesses led and could again in the future lead to fewer patients presenting themselves for medical check-ups resulting in a fall in demand for certain of our products which may or may not be offset by increased demand within our Covid-19 related portfolio of products. Furthermore, funding allocated to combatting Covid-19 or other pandemics, may result in a reduction or a postponement in the funding available for other diseases, conditions and disorders that our products are used to diagnose.

We operate in a labour‑intensive industry where employees’, contractors’ and customers’ activities can be adversely impacted by the availability of people to produce, manufacture or install our products. Covid-19 lead to the temporary closure of our manufacturing sites and associated furloughing of some staff. Furthermore, Covid-19 reduced our ability to visit customers and suppliers and required some of our staff to work from home in line with public health measures. Any significant loss of employee resources for a sustained period of time due to lockdown restrictions, self‑isolation or sickness as a result of a public health emergency could impact our ability to produce, manufacture and deliver goods. Similarly, our customer facing activities could be adversely impacted by similar employee availability issues.

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

Our facilities and our clinical investigational sites operate under procedures that govern the conduct and management of FDA-regulated clinical studies under 21 CFR Parts 50, 56 and 812, and Good Clinical Practices. Although the majority of our in-vitro diagnostic (“IVD”) clinical studies meet the definition of exempted investigations under 21 Part 812 and are exempt from the Investigational Device Exemption (“IDE”) regulations in 21 CFR Part 812, we are still required to meet the requirements of 21 CFR Parts 50 and 56 for informed consent and Institutional Review Board (“IRB”) approval. The FDA may conduct Bioresearch Monitoring (“BiMo”) inspections of us and/or our clinical sites to assess compliance with FDA regulations, our procedures, and the clinical protocol. If the FDA were to find that we or our clinical investigators are not operating in compliance with applicable regulations, we could be subject to the above FDA enforcement action as well as refusal to accept all or part of our data in support of a 510(k) or PMA and/or we may need to conduct additional studies.

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

On September 29, 2023, the FDA proposed a new rule which was adopted on April 29, 2024, which amended the FDA’s regulations to make explicit that IVDs are devices under the Federal Food, Drug, and Cosmetic Act, including when the manufacturer of the IVD is a laboratory. The FDA’s ruling of April 29th, 2024, that significantly enhanced its regulatory authority over laboratory-developed tests (LDTs), which are developed and used within a single laboratory was overturned on March 31st, 2025.  The U.S. District Court for the Eastern District of Texas vacated the FDA's final rule, stating that the FDA exceeded its authority under the Federal Food, Drug, and Cosmetic Act. This means that, for now, the FDA's new regulations will not go into effect, and laboratories will not need to obtain FDA clearance to market their LDTs. If the district court’s decision stands, FDA’s regulation of LDTs could be viewed as a legal nullity, as FDA could no longer regulate LDTs as medical devices under the ruling. This may mean that these LDTs would continue to be marketed solely under the Clinical Laboratories Improvement Act of 1967 (CLIA).

Ongoing compliance with FDA regulations increases the cost of conducting our business, and may subject us to heightened regulation by the FDA and penalties in the event of failure to comply with these requirements.

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

On September 29, 2023, the FDA proposed a new rule which was adopted on April 29, 2024, which amended the FDA’s regulations to make explicit that IVDs are devices under the Federal Food, Drug, and Cosmetic Act, including when the manufacturer of the IVD is a laboratory.

The FDA’s ruling of April 29th, 2024, that significantly enhanced its regulatory authority over laboratory-developed tests (LDTs), which are developed and used within a single laboratory was overturned on March 31st, 2025.  The U.S. District Court for the Eastern District of Texas vacated the FDA's final rule, stating that the FDA exceeded its authority under the Federal Food, Drug, and Cosmetic Act. This means that, for now, the FDA's new regulations will not go into effect, and laboratories will not need to obtain FDA clearance to market their LDTs. If the district court’s decision stands, FDA’s regulation of LDTs could be viewed as a legal nullity, as FDA could no longer regulate LDTs as medical devices under the ruling. This may mean that these LDTs would continue to be marketed solely under the Clinical Laboratories Improvement Act of 1967 (CLIA).

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

Even after we obtain clearance or approval for our medical devices, we are still subject to ongoing and extensive post market regulatory requirements. Regulation by the FDA and other federal, state and foreign regulatory agencies, such as the HPRA in E.U., impacts many aspects of our operations, and the operations of our suppliers and distributors, including manufacturing, labelling, packaging, adverse event reporting, storage, advertising, promotion, marketing, record keeping, import and export. For example, the manufacture of medical devices must comply with the FDA’s Quality System Regulation (“QSR”), which covers the methods and documentation of the design, testing, production, control, quality assurance, labelling, packaging, sterilization, storage and shipping of our products. Our manufacturing facilities and those of our suppliers and distributors are, or can be, subject to periodic regulatory inspections by the FDA to assess compliance with the QSR and other regulations, and by other comparable foreign regulatory authorities with respect to similar requirements in other jurisdictions. The FDA and foreign regulatory agencies may require post-marketing testing and surveillance to monitor the performance of approved products or place conditions on any product clearances or approvals that could restrict the commercial applications of those products. The failure by us or one of our suppliers to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties

•	unanticipated expenditures to address or defend such actions;

•	customer notifications for repair, replacement and refunds;

•	recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or premarket approval of new products or modified products;

•	operating restrictions;

•	withdrawing 510(k) clearances on PMA approvals that have already been granted;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

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

Our laboratory operated by our subsidiary Immco Diagnostics Inc. (“Immco”) is subject to CLIA, which is administered by CMS and extends federal oversight to virtually all clinical laboratories by requiring that they be certified by the federal government or by a federally-approved accreditation agency. CLIA is designed to ensure the quality and reliability of clinical laboratories by, among other things, mandating specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. Laboratories must undergo on-site surveys at least every two years, which may be conducted by the Federal CLIA program or by a private CMS approved accrediting agency such as the College of American Pathologists, among others. The sanction for failure to comply with CLIA requirements may be suspension, revocation or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as significant fines and/or criminal penalties.

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

From time-to-time, certain companies have asserted exclusive patent, copyright and other intellectual property rights to technologies that are important to the industry in which we operate. If any of such claims relate to our planned products, we intend to evaluate such claims and, if appropriate, seek a licence to use the protected technology. There can be no assurance that we would be able to obtain licences to use such technology or, obtain such licences on satisfactory commercial terms. If we or our suppliers are unable to obtain or maintain a licence to any such protected technology that might be used in our products, we could be prohibited from marketing such products. We could also incur substantial costs to redesign our products or to defend any legal action taken against us. If Trinity Biotech’s products should be found to infringe protected technology, we could also be required to pay damages to the infringed party.

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

Trinity Biotech currently owns a number of active patents, some with protection across multiple countries. Patents have a life of up to 20 years, and we are generally filing new patents on an ongoing basis to protect our intellectual property. We may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. The patent applications that we own, or in-licence, may fail to result in issued patents with claims that cover our current products or any future products in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application.

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

Risks Related to Ownership of our ADSs

MiCo and Perceptive own approximately 12.5% and 9.6% respectively of the voting share capital of our Company, which may give each of these shareholders a significant influence over our management and affairs and may deter a change in control or other transaction that may otherwise be favorable to our shareholders.

MiCo owns 2.2 million of our ADSs, which represents approximately 12.5% of the outstanding voting share capital of our Company (15.8% on a fully diluted basis, including shares issuable upon conversion of the convertible note issued to MiCo). Based on public filings, we understand that on December 17, 2024, MiCo was acquired by Dayli Trinity Holdings Limited as a result of a share purchase agreement with Mainstream Holdings Limited.  Under the terms of the MiCo convertible note and the purchase agreement for those ADSs, MiCo is entitled to nominate a total of up to four individuals, three of whom must be independent of MiCo, for consideration by the nomination committee of the board of directors of the Company for appointment as directors for as long as MiCo continues to hold qualifying amounts of ADSs or principal value of the convertible note or converted ADSs, as applicable. Because of its ownership interest and right to nominate directors, MiCo may have significant influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our Company or our assets, for the foreseeable future. This concentration of ownership may also delay, deter or prevent a change in control, and may make some transactions more difficult or impossible to complete without the support of MiCo, regardless of the impact of such transactions on our other shareholders. The interests of MiCo may differ from the interests of other shareholders and thus result in corporate decisions that are disadvantageous to other shareholders.

Perceptive, our principal lender, owns 1.79 million of our ADSs which represents approximately 9.6% of the outstanding voting share capital of our Company. Perceptive also owns warrants to purchase an additional 2.5 million ADSs with an exercise price of US$0.80 per ADS. Because of its ownership interest and its position as the Company’s principal lender, Perceptive may have significant influence over our management and affairs for the foreseeable future. This concentration of ownership may also delay, deter or prevent a change in control, and may make some transactions more difficult or impossible to complete without the support of Perceptive, regardless of the impact of such transactions on our other shareholders.

The Nasdaq Global Select Market imposes listing standards on our ADSs that we may not be able to fulfill in the future, thereby leading to a possible delisting of our ADSs.

As a listed Nasdaq Global Select Market company, we are subject to various listing standards.  There can be no assurance that we will be able to meet all of the criteria necessary for Nasdaq to allow our ADSs to remain listed.

On March 19, 2025, we received two deficiency letters from the Listing Qualifications Department of Nasdaq (the “Staff”). One deficiency letter notified us that we are not in compliance with the minimum market value of publicly held shares (“MVPHS”) requirement of the Nasdaq Listing Rules applicable to companies listed on the Nasdaq Global Select Market. For continued listing, companies are required to maintain a minimum MVPHS of $15 million. A failure to meet the minimum MVPHS requirement exists if the deficiency continues for a period of 30 consecutive business days. The other deficiency letter notified us that for the preceding 30 consecutive business days, the ADSs did not maintain a minimum closing bid price of $1.00 (the “Minimum Bid Price”) per ADS, as required by Nasdaq Listing Rule 5450(a)(1).

In accordance with the Nasdaq Listing Rules, we have 180 calendar days from the date of the deficiency notices, or until September 10, 2025, to regain compliance with the minimum MVPHS requirement and the Minimum Bid Price requirement.

To regain compliance with the MVPHS requirement, the Company’s MVPHS must exceed $15 million for a minimum of ten consecutive business days. If the Company does not regain compliance with the minimum MVPHS requirement by September 10, 2025, Nasdaq will provide written notification to the Company that its ADSs are subject to delisting. At that time, the Company may appeal the relevant delisting determination to a hearings panel pursuant to the procedures set forth in the applicable Nasdaq Listing Rules; however, there can be no assurance that the Company will satisfy the minimum MVPHS requirement or that any such appeal would be successful.

To regain compliance with the Minimum Bid Price requirement, the closing bid price of the Company’s ADSs must meet or exceed US $1.00 for at least ten consecutive business days during the 180-calendar day cure period. In the event the Company does not regain compliance with the Minimum Bid Price Requirement in that period, we may be eligible for an additional 180 calendar day grace period if we meet the continued listing requirement for MVPHS and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price and provide written notice to the Staff of our intention to cure the deficiency during the second compliance period. However, if it appears to the Staff that we will not be able to cure the deficiency, or if we are otherwise not eligible, Nasdaq will provide notice to us that our ADSs will be subject to delisting.

We also received deficiency letters from Nasdaq in 2023. In April 2023, Nasdaq notified us that we were not in compliance with the Minimum Bid Price requirement. To regain compliance and to facilitate investment from a broader pool of potential investors, we effected an ADS Ratio Change on February 23, 2024, pursuant to which the ADS to ordinary share ratio changed from one ADS representing four ordinary shares to one ADS representing 20 ordinary shares.  We received another deficiency letter from Nasdaq in November 2023 notifying us that we were not in compliance with the MVPHS requirement at that time.  Although Nasdaq determined in November 2024 that we had regained compliance with the MVPHS requirement, it did not preclude Nasdaq from monitoring our continued compliance and issuing the more recent deficiency letter regarding our current compliance with the MVPHS requirement.

If our ADSs are ultimately delisted from Nasdaq and we are unable to successfully transfer the listing of our ADSs to The Nasdaq Capital Market, our ADSs would likely then trade only in the over-the-counter market and the market liquidity of our ADSs could be adversely affected and their market price could decrease. If our ADSs were to trade on the over-the-counter market, selling our ADSs could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and we could face significant material adverse consequences, including: a limited availability of market quotations for our securities; reduced liquidity with respect to our securities; a determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities; a reduced amount of news and analyst coverage for our Company; and a decreased ability to issue additional securities or obtain additional financing in the future. These factors could result in lower prices and larger spreads in the bid and ask prices for our ADSs and would substantially impair our ability to raise additional funds and could result in a loss of institutional investor interest and fewer development opportunities for us.

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

U.S. holders of our ADSs may face income tax risks. Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2024 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. Furthermore, fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the aggregate value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). The IRS or a Court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below under Item 10E. “Additional Information – Taxation”) of our ADSs and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. If we are treated as a PFIC, U.S. Holders of ADSs would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ADSs. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of ADSs.

The market price of our ADSs has been, and may continue to be, highly volatile, and such volatility could cause the market price of our ADSs to decrease and could cause you to lose some or all of your investment in our ADSs.

The stock market in general and the market prices of the ADSs on Nasdaq, in particular, are or will be subject to fluctuation, and changes in these prices may be unrelated to our operating performance. During the first quarter of 2025, the market price of our ADSs fluctuated from a high of US$1.36 per ADS to a low of US$0.57 per ADS, and the price of our ADSs continues to fluctuate. We anticipate that the market prices of our securities will continue to be subject to wide fluctuations. The market price of our securities may be subject to a number of factors, including:

•	announcements of new products by us or others;

•	announcements by us of significant acquisitions, disposals, strategic partnerships, in-licensing, joint ventures or capital commitments;

•	the developments of the businesses and projects of our various subsidiaries;

•	expiration or terminations of licences, research contracts or other collaboration agreements;

•	public concern as to the safety of the products we sell;

•	the volatility of market prices for shares of companies with whom we compete;

•	developments concerning intellectual property rights or regulatory approvals;

•	variations in our and our competitors’ results of operations;

•	changes in revenues, gross profits and earnings announced by us;

•	changes in estimates or recommendations by securities analysts, if the ADSs are covered by analysts;

•	fluctuations in the share price of our publicly traded subsidiaries;

•	changes in government regulations or patent decisions; and

•	general market conditions and other factors, including factors unrelated to our operating performance.

These factors may materially and adversely affect the market price of our securities and result in substantial losses by our investors.

We expect we will need additional capital in the future. If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations entirely.

We expect we will require additional capital in the future. If we continue to incur losses, we will need significant additional financing, which we may seek through a combination of private and public equity offerings, debt financings, and asset sales, etc. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our shareholders will be diluted, and the terms of any such offerings may include liquidation or other preferences that may adversely affect the then existing shareholders’ rights. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt or making capital expenditures. If we raise additional funds through collaboration, strategic alliance or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licences on terms that are not favorable to us.

Future sales of our ADSs and additional ADSs issuable upon exercise of warrants could reduce the market price of the ADSs.

Substantial sales of our ADSs may cause the market price of our ADSs to decline. Sales by us or our security holders of substantial amounts of our ADSs, or the perception that these sales may occur in the future, could cause a reduction in the market price of our ADSs. The issuance of any additional ADSs, or any securities that are exercisable for or convertible into our ADSs, may have an adverse effect on the market price of our ADSs and will have a dilutive effect on our existing holders of ADSs. The fact that substantial amounts of ADSs could be sold in the public market, whether or not sales have occurred or are occurring, could make it more difficult for the Company to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that it deems reasonable or appropriate.

The conversion of our outstanding share options and warrants would dilute the ownership interest of existing shareholders.

The total share options exercisable as at March 31, 2025, are convertible into American Depository Shares (ADSs), 1 ADS representing 20 ordinary shares. The exercise of the outstanding share options will likely occur only when the conversion price is below the trading price of our ADSs and will dilute the ownership interests of existing shareholders. For instance, if all of the vested and exercisable options outstanding at March 31, 2025 were exercised, the Company would have to issue 23,574,589 additional ordinary shares (1,178,729 ADSs). Similarly, if all of the outstanding warrants to purchase ordinary shares at March 31, 2025 were exercised, the Company would have to issue 51,200,000 A ordinary shares (2,560,000 ADSs). On the basis of 385,195,982 million A ordinary shares outstanding at March 31, 2025, the exercise of both the share options and the warrants would effectively dilute the ownership interest of the existing shareholders by approximately 16%.

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

 Overview

We and our subsidiaries develop, acquire, manufacture and market medical diagnostic products for the clinical laboratory and point-of-care segments of the diagnostic market. These products are used to detect autoimmune, infectious and sexually transmitted diseases, diabetes and disorders of the liver and intestine. In January 2024, we entered into the biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. (“Waveform”) and are currently developing a range of biosensor devices and related services, starting with a continuous glucose monitoring (“CGM”) product.

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

Organisational Structure

While our executive offices are located at Bray, Ireland, our research and development, manufacturing and marketing activities are principally conducted by the following subsidiaries:

•	Trinity Biotech Manufacturing Limited, based in Bray, Ireland;

•	Konamite Limited, based in Bray, Ireland;

•	Clark Laboratories Inc, based in Jamestown, New York;

•	Primus Corporation, based in Kansas City;

•	Biopool US Inc (trading as Trinity Biotech USA), based in Jamestown, New York;

•	Immco Diagnostics Inc, based in Buffalo, New York;

•	Trib Biosensors Inc, based in Wilsonville, Oregon;

•	Nova Century Scientific Inc, based in Burlington, Canada;

•	Trinity Biotech Brazil based in Sao Paulo, Brazil;

•	Metabolomic Diagnostics Limited, based in Cork, Ireland; and

•	EpiCapture Limited, based in Bray, Ireland.

Principal Markets

The brand names of the principal products of Trinity Biotech are listed below, organised first by point of use and second by application.

Point-of-care	Clinical Laboratory
Infectious Diseases	Infectious Diseases	Haemoglobin	Autoimmune	Clinical Chemistry	Blood Bank Screening
UniGold	MarDx	Premier	ImmuBlot	EZ	Captia
Recombigen	FlexTrans	Ultra	ImmuGlo
Trinscreen			ImmuLisa
OTOblot

We sell our products through our direct sales organisations in the United States, Brazil and to an extent in the United Kingdom, France and Germany and then through our network of principal distributors and non-governmental bodies into approximately 100 countries globally.

In January 2024, the Company acquired the biosensor and Continuous Glucose Monitoring (“CGM”) assets of privately held Waveform Technologies, Inc. (“Waveform”). We are currently developing the CGM device for optimization for broad adoption, evolving the technology to measure and analyse other valuable biomarkers and related datapoints. Our vision is to develop a portfolio of technologies that can offer users and clinicians valuable actionable health and wellness insights.

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

Point-of-care is key to the growth of Trinity Biotech. Central to this growth is our HIV screening test, TrinScreen, which received World Health Organisation approval in February 2022. Trinity Biotech has not previously competed in the larger screening market, which is estimated to be valued at approximately US$150 million p.a. During December 2023, Trinity Biotech began commercial shipments of Trinscreen and this ramped up significantly in 2024.

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

Infectious Diseases

We manufacture kits for the detection of specialty and esoteric biomarkers of infectious diseases and other associated laboratory products. The products are used in processing patient samples whose results aid physicians in the diagnosis and clinical assessment of a broad range of infectious diseases. The key clinical laboratory disease areas that we serve include:

•	Sexually transmitted diseases, including Syphilis and Herpes;

•	Markers for Epstein Barr, Measles, Mumps, Toxoplasmosis, Cytomegalovirus, Rubella, Varicella and other viral pathogens, and

•	SARS-CoVS-2.

We also develop, manufacture and distribute products predominantly in enzyme-linked immunosorbent assay (“ELISA”) format. As a complement to our product range, we also offer third party automated processors to its customers.

Many of the products in our infectious diseases product line are FDA cleared for sale in the United States and CE marked in Europe. Products are sold in approximately 100 countries in total, with the focus on the Americas, Europe and Asia. The infectious disease products are sold through our sales and marketing organisation to a variety of customers including public health authorities, clinical and reference laboratories.

Diabetes and Haemoglobinopathies

We manufacture products for in-vitro diagnostic measurement of haemoglobin A1c (“HbA1c”) used in the monitoring and diagnosis of diabetes, as well identifying those who are at a high risk of developing diabetes (pre-diabetic). The Premier Hb9210 uses boronate affinity technology to measure HbA1c which is a marker of a patient’s average blood sugar control over the last 100 to 120 days. It is a highly accurate biomarker available for use in the diagnosis of diabetes and is a strong indicator of a diabetic’s glycemic control. HbA1c is also used to identify those at risk of becoming diabetic; often referred to as impaired glucose tolerance. Additionally, HbA1c is used in the assessment of diabetes complications.

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

Continuous Glucose Monitoring

In January 2024, we acquired the biosensor and CGM assets of privately held Waveform Technologies, Inc. (“Waveform”). We are currently redeveloping the CGM technology with a view to developing an innovative CGM device and then evolve this platform technology to measure and analyse other valuable biomarkers and related datapoints. Our vision is to develop a portfolio of technologies that can offer users and clinicians valuable actionable health and wellness insights based upon what is happening in, on and around the body.

Waveform, a developer of novel and proprietary new technologies for diabetes care, received a CE Mark for its Cascade CGM in 2019, which was commercially available in Europe. The primary use of the device being to continuously monitor glucose in the human body. The Cascade CGM device and any subsequently developed sensor would be subject to regulatory oversight from the FDA and country specific regulatory authorities and would be subject to the same risks identified in the Government Regulation section of this Annual Report. Glucose in the blood diffuses from capillaries into the liquid between cells known as interstitial fluid. The Waveform CGM device is an electrochemical biosensor which detects the concentration of glucose in interstitial fluid by means of an enzyme immobilised at the surface of a sensor wire inserted into the skin. The action of the enzyme results in the generation of electrical current that is relayed to an attached transmitter where it is converted by a firmware algorithm into a blood glucose concentration. The transmitter then sends this blood glucose measurement to a smartphone or other device where the time within healthy range is tracked and the user alerted to risks of hypo- or hyperglycaemic episodes.

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

Sales and Marketing

We sell our products through our own direct sales force in the U.S. Our sales team in the U.S. is responsible for marketing and selling the Trinity Biotech range of point-of-care, infectious diseases, haemoglobins, autoimmune and clinical chemistry products. Meanwhile the direct sales force in Brazil sells the Company’s haemoglobins product range.

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

Research and Development

Research and Development (“R&D”) carried out by third parties

Certain R&D activities of the Group are outsourced to third parties as required. These activities are carried out in the normal course of business with these companies. The total amount paid to these R&D consultants and contractors in 2024 was US$4,397,000 (2023: US$226,000). R&D activities carried out by third parties grew in  2024 as the Company engaged with external consultants regarding the development of our newly acquired CGM biosensor technology.

Research and Products under Development

Trinity Biotech has research and development groups focusing separately on product development in haemoglobins, infectious diseases and as a result of 2024 acquisitions, CGM, prostate cancer and pre-eclampsia. These groups are located in Ireland and the U.S. In addition to in-house activities, Trinity Biotech sub-contracts some research and development from time to time to independent researchers based in the U.S. and Europe.

Principal Development Projects

The following table sets forth Trinity Biotech’s main development projects, the costs incurred during each period presented and the cumulative costs (before amortization and impairment) incurred as at 31 December 2024:

	2024	2023	Total project costs to December 31, 2024[1]
Product Name	US$’000	US$’000	US$’000
Premier Instruments for A1c and haemoglobinopathies testing	1,542	1,669	41,039
Continuous Glucose Monitoring	7,040	-	7,040

¹ Cumulative costs to December 31, 2024 is shown before deduction of amortization and impairment losses. Cumulative costs exclude amounts recognised as part of business combinations.

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

Our program to develop an improved, backward compatible column Diabetes HbA1c column system is now complete. The results of this development program have exceeded expectations, with our new column system now delivering up to four times the number of injections compared to the existing product. We are continuing the commercial launch of these new products.

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

Point-of-care Development

A combination HIV/Syphilis point-of-care rapid test is also being developed using our existing lateral flow format, we expect this project to restart in 2025.

Continuous Glucose Monitoring Development

In January 2024, we acquired the biosensor and CGM assets of Waveform. We are currently redeveloping the acquired CGM technology.  The development work performed to date has focused on improving device performance and usability by refining the sensor design and redesigning the hardware and user workflow.  Clinical trials with modified sensors performed in 2024 demonstrated significant improvements in signal quality, sensor accuracy and performance in the clinically important hypoglycemic range.

We have hired a number of research and development personnel and have engaged internationally recognised and reputable development consulting organisations to augment our internal CGM development function. We expect to continue to add to our biosensor and CGM research and development functions over time.

Patents and Licences

Patents

Due to the significant cost of putting patents in place for our wide range of products, many of our tests are not protected by specific patents. However, we believe that substantially all our tests are protected by proprietary know-how, manufacturing techniques and trade secrets.

As part of the Waveform asset acquisition, we acquired a CGM patent portfolio that includes numerous issued and pending patent applications in the U.S. and other parts of the world. We believe these patents to be of significant importance in establishing and protecting our proprietary rights in relation to our CGM business. Since the acquisition, one additional European patent has been granted, and a number of new provisional patent applications have been filed to protect novel inventions arising from the development programme.

From time-to-time, certain companies have asserted exclusive patent, copyright and other intellectual property rights to technologies that are important to the industry in which we operate. If any of such claims relate to our planned products, we intend to evaluate such claims and, if appropriate, seek a licence to use the protected technology. There can be no assurance that we would be able to obtain licences to use such technology or, obtain such licences on satisfactory commercial terms. If we or our suppliers are unable to obtain or maintain a licence to any such protected technology that might be used in our products, we could be prohibited from marketing such products. We could also incur substantial costs to redesign our products or to defend any legal action taken against us. If Trinity Biotech’s products should be found to infringe protected technology, we could also be required to pay damages to the infringed party.

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

Each of the licensing arrangements disclosed under this subheading terminates on the date expiration or adjudication of invalidity or unenforceability of the last of the particular licenced patents covered by the respective agreement. Each licensor has the right to terminate the arrangement in the event of our non-performance. The key licensing arrangements, apart from the agreement entered into in 2013 which provides for the payment of a lump sum licence fee, require us to pay a royalty to the licence holder based on sales of the products which utilise the relevant technology being licenced. The total amount paid by us under key licensing arrangements in 2024 was US$142,000 (2023: US$210,000).

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

The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors.  49% of Trinity Biotech’s 2024 revenues were generated in the Americas (with a large concentration of this in the United States) and as the United States represents a substantial proportion of the worldwide diagnostics market, an overview of FDA regulation has been included below.

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

Although the FDA is not bound by the advisory panel decision, the panel’s recommendation is important to the FDA’s overall decision making process.  The PMA approval pathway is more costly, lengthy and uncertain than the 510(k) clearance process.  After a premarket approval application is sufficiently complete, the FDA will accept the application and begin an in-depth review of the submitted information.  By statute, the FDA has 180 days to review the “accepted application”, although, generally, review of the application can take between one and three years, but it may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided.  In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with Quality System Regulation, which imposes elaborate design development, testing, control, documentation and other quality assurance procedures in the design and manufacturing process.  In February 2022, FDA published proposed regulation to update the Quality System Regulation to incorporate the international standard specific for medical device quality management systems (ISO 13485).  If finalized, the quality management system requirements for FDA-regulated devices would be harmonized with the ISO 13485 standards. The FDA issued the Quality Management System Regulation (QMSR) Final Rule to amend the device current good manufacturing practice (CGMP) requirements of the Quality System (QS) regulation (21 CFR Part 820), incorporating by reference the international standard specific for medical device quality management systems set by the International Organization for Standardization (ISO), ISO 13485:2016 Medical devices – Quality management systems – Requirements for regulatory purposes.  This final rule is the latest action taken by the FDA to promote consistency in the regulation of devices. This action will harmonize the FDA’s CGMP regulatory framework with that used by other regulatory authorities.

The rule is effective February 2, 2026, two years after publication. Until then, manufacturers are required to comply with the QS regulation.

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

To renew the CLIA certificate for our New York reference laboratory, we are subject to survey and inspection every two years to assess compliance with program standards. We also may be subject to additional unannounced inspections. Laboratories performing high complexity testing are required to meet more stringent requirements than laboratories performing less complex tests.  CLIA requires full validation including accuracy, precision, specificity, sensitivity and establishment of a reference range for any test used in clinical testing.  The regulatory and compliance standards applicable to the testing we perform may change over time and any such changes could have a material effect on our business.

Federal Oversight of Laboratory Developed Tests and Research Use Only Products

Trinity Biotech supplies clinical laboratories with raw materials, such as reagent products, that may be used by clinical laboratories in clinical laboratory tests, which are regulated under CLIA, as well as by applicable state laws. Although the FDA has statutory authority to assure that medical devices are safe and effective for their intended uses, the FDA has generally exercised its enforcement discretion and not enforced applicable regulations with respect to laboratory developed tests, or LDTs.  The FDA defines the term “laboratory developed test” as an in vitro diagnostic test that is intended for clinical use and designed, manufactured and used within a single laboratory. Until 2014, the FDA exercised enforcement discretion such that it did not enforce provisions of the Food, Drug and Cosmetic Act with respect to LDTs. In July 2014, due to the increased proliferation of LDTs for complex diagnostic testing, and concerns with several high-risk LDTs related to lack of evidentiary support for claims and erroneous results, the FDA provided notice that it intended to issue draft guidance to collect information from laboratories regarding their current LDTs and newly developed LDTs through a notification process. As part of developing this framework, the FDA issued draft guidance in October 2014 that, when finalized, would adopt a risk-based framework that would increase FDA oversight of LDTs. The FDA proposed to use this information to classify LDTs and to prioritize enforcement of premarket review requirements for categories of LDTs based on risk, using a public process. Specifically, FDA planned to use advisory panels to provide recommendations to the agency on LDT risks, classification and prioritization of enforcement of applicable regulatory requirements on certain categories of LDTs, as appropriate.  FDA issued a discussion paper on LDTs in January 2017 discussing possible approaches to oversight of LDTs.  On May 6, 2024, the FDA issued a final rule aimed at helping to ensure the safety and effectiveness of laboratory developed tests (LDTs). The rule amended the FDA's regulations to make explicit that in vitro diagnostic products (IVDs) are devices under the Federal Food, Drug, and Cosmetic Act (FD&C Act) including when the manufacturer of the IVD is a laboratory.

The FDA’s ruling of April 29th, 2024, that significantly enhanced its regulatory authority over laboratory-developed tests (LDTs), which are developed and used within a single laboratory was overturned on March 31st, 2025.  The U.S. District Court for the Eastern District of Texas vacated the FDA's final rule, stating that the FDA exceeded its authority under the Federal Food, Drug, and Cosmetic Act. This means that, for now, the FDA's new regulations will not go into effect, and laboratories will not need to obtain FDA clearance to market their LDTs. If the district court’s decision stands, FDA’s regulation of LDTs could be viewed as a legal nullity, as FDA could no longer regulate LDTs as medical devices under the ruling. This may mean that these LDTs would continue to be marketed solely under the Clinical Laboratories Improvement Act of 1967 (CLIA).

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

We cannot predict the potential effect the FDA’s current and forthcoming guidance on LDTs and IUOs/RUOs will have on our reagents, and that we may use in the development of assays in our reference laboratory. We cannot be certain that the FDA might not promulgate rules or issue guidance documents that could affect our ability to sell these materials to the market. Should any of the reagents marketed by us be affected by future regulatory actions, our business could be adversely affected by those actions.

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

There are numerous other laws, regulations and legislative and regulatory initiatives at the federal and state levels addressing privacy and security of personal information. We also remain subject to federal and state privacy-related laws that may be more restrictive or contain different requirements than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties. For example, the Federal Trade Commission, or FTC, uses its consumer protection authority to initiate enforcement actions against companies relating to their use and disclosure of personally identifiable information. Specifically, FTC has asserted authority and issued enforcement actions in response to actual or perceived unfair or deceptive practices by a company in the handling of consumer information. The FTC has also pursued enforcement actions against companies for violations of its Health Breach Notification Rule and the Children’s Online Privacy Protection Act. Our use of personal information is also subject to our published privacy policies and notices.

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

When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties ranging from $13,946 to $27,894 for each 7separate false claim, exclusion from participation in federal health care programs and criminal penalties.  Several states have also adopted comparable state false claims act, some of which apply to all payors.

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

In 2007, we entered into a 25-year lease agreement with JRJ for a 43,860 square foot manufacturing facility in Bray, Ireland with an annual rent of €787,000 (US$834,000). Subsequent to the signing of this lease, the ownership of the building transferred from JRJ to Mr O’Caoimh solely. A rent review for this property became effective 1 July 2022 and, following an independent valuation, the annual rent increased to €1,050,000, with backdated rent accruing from that date. Included within overhead costs in cost of sales in 2024 is an amount of $659,000 in respect of backdated rent.

In 2016, we entered into a 10-year lease with Mr. O’Caoimh for a warehouse adjacent to our leased manufacturing facility in Bray, Ireland. The warehouse is 16,000 square feet with an annual rent of €144,000 (US$159,000). A rent review for this property became effective 1 July 2021 and, following an independent valuation, the annual rent increased to €170,560, with backdated rent accruing from that date. Included within overhead costs in cost of sales in 2024 is an amount of $93,000 in respect of backdated rent.

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

The facilities at Jamestown, NY, Kansas City, MO and Bray, Ireland also achieved certification to the requirements of the Medical Device Single Audit Programme (MDSAP). The Medical Device Single Audit Program allows an MDSAP recognized Auditing Organization to conduct a single regulatory audit of a medical device manufacturer that satisfies the relevant requirements of the regulatory authorities participating in the program. International regulatory authorities that are participating in the MDSAP include, US Food and Drug Administration, Therapeutic Goods Administration of Australia, Brazil’s Agência Nacional de Vigilância Sanitária, Health Canada, Japan’s Ministry of Health, Labour and Welfare, and the Japanese Pharmaceuticals and Medical Devices Agency, The World Health Organization (WHO) Prequalification of In Vitro Diagnostics (IVDs) Programme and the European Union (EU) are Official Observers.

Trinity Biotech USA operates from a 25,610 square foot FDA registered facility in Jamestown, New York. The facility was purchased in 1994. Additional warehousing space is rented in Jamestown, New York at an annual rental charge of US$221,000. This lease has recently been renewed effective 1 July 2025 for five (5) additional one-year rental periods.

TRIB Biosensors Inc. operates from a 26,000 square foot facility in Wilsonville, Oregon. We took over the lease for this facility in January 2024 as part of the Waveform transaction. The lease term was extended to December 2025 with an annual rent of US$363,000.

Primus Corp. operates from a 39,000 square foot facility in Kansas City, Missouri and an adjacent 13,500 square foot facility mainly used for warehousing. The leases on these properties run until October 2025 and March 2027 with annual rents of US$137,000 and US$61,000 respectively.

Immco operates from a 31,731 square foot facility in Buffalo, New York. The lease for the site expires in 2034. The annual rent for the facility is US$428,000. An additional 5,120 square foot facility is owned by Trinity Biotech in Burlington, Canada.

Trinity Biotech Brazil operates from office and factory space is leased in Sao Paulo, Brazil and Extrema, Brazil. The leases on these properties run have an annual cost of US$11,000 and US$57,000 respectively.

As part of the acquisition of Metabolomics Diagnostics Ltd, we acquired a lease for 2,300 square foot of office space in Cork, Ireland. The annual rent is US$21,600. This lease expired in 2023 and is currently rented on a rolling month-to-month basis.

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

The following are the facilities where the Group currently manufactures products:

Bray, Ireland - Point-of-Care/HIV and Clinical Chemistry products were manufactured at this site during 2024. Parts of the manufacturing process for Point-of-Care/HIV products is in the process of being transferred to a contract manufacturing partner, with production expected to commence in Q2 2025. Clinical Chemistry products continue to be manufactured in Bray. In 2025, certain manufacturing processes related to haemoglobin products began at this site.

Jamestown, New York - this site specializes in the production of Microtitre Plate EIA products for infectious diseases and auto-immunity. Viral Transport Media products are also manufactured at this facility. In Q1 2025, in line with our consolidation strategy. significant aspects of the Group’s autoimmune test kits manufacturing operations were transferred from the Buffalo site to Jamestown.

Kansas City, Missouri - this site is responsible for the manufacture of the Group’s haemoglobin range of products and all haemoglobin R&D activities. During 2024 and early 2025, significant aspects of these manufacturing processes were transitioned to other Group manufacturing sites, in line with our strategy to consolidate operations and reduce complexity across our manufacturing footprint.

Buffalo, New York - this site is responsible for the manufacture of autoimmune test kits along with its reference laboratory business. In early 2025, consistent with our strategic focus on operational consolidation, significant aspects of the manufacturing processes were transitioned to other Group sites. Buffalo continues to operate as the Group’s reference laboratory.

Extrema, Brazil - this site is responsible for the manufacture of certain haemoglobin products sold in Brazil. Manufacturing of the haemoglobin range will expand in 2025 as Kansas City production reduces.

We are in material compliance with all environmental legislation, regulations and rules applicable in each jurisdiction in which we operate.

Principal Capital Expenditure and Divestitures

Our principal capital expenditure in the last three financial years has been on developing new products internally. The amount capitalized for development projects has been US$8.6 million, US$1.8 million, US$4.5 million, for years ended December 31, 2024, 2023 and 2022 respectively. In 2025, we expect the capital expenditure on development projects will be in the range US$10 million to US$12 million, primarily driven by the advancement of our CGM and biosensor technologies and the advancement of a screening test for preeclampsia risk.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Overview

We are commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. We develop, acquire, manufacture and market diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intend to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. We sell our products directly in the United States, and Brazil and somewhat directly in Germany, France and the U.K. and through a network of international distributors and strategic partners in approximately 100 countries worldwide. This discussion covers the years ended December 31, 2024 and December 31, 2023 and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

We have relied on an exemption under the SEC’s rules to prepare consolidated financial statements without a reconciliation to U.S. generally accepted accounting principles (“U.S. GAAP”) as at and for the three-year period ended December 31, 2024 as Trinity Biotech is a foreign private issuer and the financial statements have been prepared in accordance with IFRS as issued by the IASB.

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

The comparability of our financial results for the years ended December 31, 2024 and 2023 were impacted by impairment losses as a result of impairment reviews during the years ended December 31, 2024 and 2023 (See Item 18, Note 12) and also as a result of restructuring costs and other once-off / exceptional costs (see Note 5) incurred in 2024.

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

As reflected in the accompanying consolidated financial statements, for the years ended December 31, 2024 and 2023, the Group recorded a loss of US$31.8 million and a loss of US$24.0 million, respectively. For the year ended December 31, 2024 we reported cash inflows of US1.7 million compared to cash outflows of US$2.8 million for 2023. As of December 31, 2024, we had net current assets of US$9.0 million but had an accumulated deficit in equity attributable to the equity holders of the Company of US$79.1 million.

We have made significant progress on a multi-year transformation plan aimed at improving profitability and simplifying our operating model. Key actions implemented include the consolidation and outsourcing of global manufacturing, closure of underutilized facilities, relocation of certain business support functions to lower-cost jurisdictions, and a reduction in overall headcount. These restructuring measures, largely completed by mid-2025, are expected to deliver significant annualized cost savings. Additionally, the Group retains further levers to manage liquidity if required, including deferring projected research and development spend.

A temporary decline in revenue occurred during the first four months of 2025, primarily due to transitional impacts associated with the Group’s restructuring initiatives, including the consolidation of manufacturing operations and the transfer of Point-of-Care/HIV products to a third-party contract manufacturing partner. These initiatives have since progressed materially. Sales were also affected by reduced HIV test volumes resulting from uncertainty surrounding potential changes to U.S. foreign aid policy following a presidential executive order. In light of these temporary factors, the Group sought and received a formal waiver from Perceptive in respect of the Q1 2025 minimum revenue covenant, to ensure that no breach occurred under the Perceptive credit facility. In May 2025, the Group signed a buy-sell agreement with a contract manufacturing partner. We also have obtained World Health Organisation (“WHO”) approval to commence assembly at the new site. It is expected that WHO approval for full production of our Trinscreen product to be received in July 2025, with approval for full production of our UniGold product expected in August 2025. The directors have alternative options and have prepared financial forecasts to address a scenario whereby WHO approval for production with our contract manufacturing partner takes longer than expected to achieve and the facility takes longer than expected to get up to full operational capacity. In such a scenario, management remain confident that all revenue covenants will be met through to 31 December 2025. In addition, the minimum revenue covenant thresholds for Q2, Q3 and Q4 2025 have been renegotiated to align with the Group’s updated forecasts. Accordingly, management is confident in the Group’s ability to maintain compliance with its debt covenants for the remainder of the going concern review period. Furthermore, Perceptive have a track record of supporting the Company and, when required, have provided covenant waivers and amendment of terms which indicates an appreciation of the Company’s circumstances in terms of our transformational plan for the business and temporary declines in revenue. If a similar need were to recur in the foreseeable future, management are confident of their continued support.

We have also launched a strategic realignment review of our businesses in partnership with Barclays Bank. This process, is expected to make significant progress by the end of 2025 and may generate material capital proceeds that can be potentially used to reduce debt and support investment, including CGM investment.

In addition, the Group has continued to benefit from strong support from Perceptive, its principal lender and largest investor. On December 23, 2024, we entered into the third amendment and restatement of the credit agreement governing the Term Loan. As part of this agreement, an additional US$2.0 million of funding was made available to us. We also agreed that certain interest payments payable in 2024 and 2025 would be paid-in-kind on the applicable payment date by increasing the outstanding principal amount of the Term Loan. In February 2025, we entered into a fourth amendment to the credit agreement, which provided for an additional US$4.0 million in term loan funding. On May 14, 2025, we entered into a fifth amendment to the credit agreement, which provided for a further US$2.0 million in funding, extended the maturity date of the Term Loan by six months from January 2026 to July 27, 2026, and confirmed that interest payments for the months of April, May, and June 2025 would be paid-in-kind. There are no material debt maturities until July 2026. These successive amendments demonstrate Perceptive’s continued support and demonstrate their willingness to flex terms to preserve liquidity while the Company continues to execute its updated strategy, including its comprehensive transformation plan.

Under the fifth amendment to the credit agreement, the minimum liquidity covenant was reduced to US$1 million through to October 31, 2025, after which it reverts to US$3 million. While management is confident in the Group’s ability to maintain compliance with this covenant, it is noted that the Group has planned significant R&D expenditure related to its CGM development program in the second half of 2025. However, the Group retains full discretion over the timing and phasing of these activities, which enables management to align expenditure with available funding and preserve liquidity if required.

In addition to lender support, our going concern forecasts include expected equity raises. These funds are expected to support ongoing CGM development activities. The Group has a strong track record of capital raising, including over US$7 million secured in 2024, and maintains active engagement with existing and potential investors. Management believes that the equity raise is achievable based on the Group’s strategic focus and transformation progress to date.

The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments including the amendment and restatement of the term loan with Perceptive, The directors believe that, based on currently available information and reasonable assumptions, the Group will be able to continue its operations for at least the next 12 months from the year-end date, and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.

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

Impact of Covid-19 Pandemic

Sales volumes for PCR Viral Transport Media (“VTM”) products continued to decrease in 2024, down 32.8% on 2023 revenues due to a significant scaling down of PCR testing programs for COVID-19. The impact of COVID-19 in 2024 was otherwise insignificant on Group operations as quarantine restrictions were removed in most countries. Employees who worked remotely during large parts of the pandemic have returned to their respective offices, withs some hybrid working arrangements maintained. Health and safety policies implemented during the pandemic were relaxed where appropriate to allow for greater flexibility of Group operations without impacting employee health and safety.

As widespread public testing programmes for COVID-19 using PCR tests have largely been discontinued, we expect the amount of our COVID-19 portfolio of products as a percentage of total Group revenues to reduce further in 2025.

Year ended December 31, 2024 compared to the year ended December 31, 2023

Revenues – continuing operations

Our revenues from continuing operations for the year ended December 31, 2024 were US$61.6 million compared to revenues of US$56.8 million for the year ended December 31, 2023, which represents an increase of US$4.7 million or 8.3%.

The increase is mainly due to sales of our HIV screening test, TrinScreen HIV of US$10.0 million for the year offset by decreases in our clinical laboratory sales and sales in legacy haemoglobinopathies product.

The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2024 US$’000	2023 US$’000	% Change
Revenues – continuing operations
Clinical laboratory goods	39,372	42,288	(6.9)%
Clinical laboratory services	4,750	5,453	(12.9)%
Point-of-Care	17,433	9,091	91.8%

	61,555	56,832	8.3%

Clinical Laboratory Goods

Clinical Laboratory goods revenues decreased by US$2.9 million in 2024, which represents a decrease of 6.9%. The movement is driven by decreases within our haemoglobin business, our COVID-19 VTM products and our Infectious Diseases products.

Sales in our haemoglobin business declined by US$1.1 million (5.2%) due primarily to the continued downward trend in revenues for our legacy haemoglobinopathies product, the Ultra II instrument.  Our replacement for the Ultra II instrument, the Premier Resolution, obtained FDA approval in August 2023.

There was a decrease of US$0.4 million in sales for our COVID-19 VTM products as public health PCR testing programs for COVID-19 have largely been discontinued. We have retained the capability to flex manufacture volumes should market conditions warrant it.

Sales in our Infectious Diseases products have decreased by US$0.7 million which was primarily driven by two larger customers changing infectious disease technology platform.

Clinical Laboratory Services

Our New York reference laboratory offers laboratory-testing services for autoimmune disorders, such as Sjogren’s syndrome, hearing loss, celiac disease, lupus, rheumatoid arthritis and systemic sclerosis. Revenues for the laboratory decreased by 12.9% to US$4.8 million, due primarily to a reduction in transplant related testing volumes in full year 2024 compared to full year 2023. The laboratory had provided transplant testing services to a local healthcare provider for a number of years, however in early 2023 that healthcare provider informed us that it was moving to a different service provider and this resulted in lost revenues for the laboratory beginning in the second quarter of 2023.

Point-of-Care

Point-of-Care revenues increased by 91.8% from US$9.1 million in 2023 to US$17.4 million in 2024. Sales of our HIV screening test, TrinScreen HIV were US$10.0 million for the year (US$0.4 million in 2023) as we continued to see strong demand following our initial shipments in late 2023. This was partially offset by a decrease of 14.3% in other Point-of-Care revenues, primarily driven by decreased sales in our UniGold HIV range, primarily as a result of testing disruptions in two key markets, which we expect are temporary disruptions.

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2024 US$‘000	2023 US$‘000	% Change
Revenues for continuing operations
Americas	29,917	32,282	(7.3)%
Asia/Africa	24,775	18,909	31.0%
Europe	6,863	5,641	21.7%

Total	61,555	56,832	8.3%

In the Americas, revenues decreased US$2.4 million or 7.3%, primarily driven by lower sales in our haemoglobin business in Brazil, a full-year impact of reduced volumes in our New York reference laboratory, and a decline in demand for our COVID-19 VTM products. Sales in Brazil declined by US$0.8 million due to reduced demand for our legacy haemoglobinopathies instrument. Revenues from the New York laboratory declined by US$0.7 million, reflecting the full-year impact of the loss of transplant testing volumes beginning in the second quarter of 2023. In addition, COVID-19 VTM sales declined in the region as public health PCR testing programs continued to wind down.

In Asia/Africa, revenues increased by 31%, or US$5.9 million compared to 2023. The increase was primarily driven by strong growth in sales of our TrinScreen HIV screening test. TrinScreen continued to gain traction following its launch in late 2023, with significant uptake across key African markets. This increase was partially offset by a decline in sales of our UniGold HIV product range in Africa and modest reductions in revenues from our haemoglobin and infectious disease product lines within the Asia region

In Europe, revenues decreased by US$1.2 million, or 21.7% compared to 2023. The by higher demand from our main European distributor for haemoglobin products. This growth reflects stronger ordering within Western Europe year. The increase was supported by growth in our clinical chemistry product line across the region.

Cost of sales, gross profit and gross margin

Total cost of sales increased by US$2.7 million from US$37.4 million for the year ended December 31, 2023 to US$40.1 million, for the year ended December 31, 2024, an increase of 7.3%. This resulted in a gross profit for 2024 of US$21.4 million compared to a gross profit for 2023 of US$19.5 million. The gross margin of 34.8% in 2024 compares to a gross margin of 34.2% in 2023.

Other operating (expense)/income

Other operating income decreased from US$0.1 million for the year ended December 31, 2023 to negative US$1.79 million for the year ended December 31, 2024. This is due to the reversal of $1.8 million income from loan forgiveness of second-round Paycheck Protection Program (PPP) loans received by certain U.S. subsidiaries recognised in 2020 which is currently the subject of a U.S. Department of Justice (DOJ) investigation. For further details, see Note 4.

The other operating income for 2024 relates to a transition services agreement with the acquirer of Fitzgerald Industries.

Research and development expenses

Research and development expenses increased from US$4.4 million for the year ended December 31, 2023 to US$4.5 million for the year ended December 31, 2024, an increase of 3.7% mainly due to lower capitalisation of payroll costs into product development intangible assets.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased for the year ended December 31, 2024 by US$2.3 million to US$28.8 million when compared to the year ended December 31, 2023, representing a decrease of 7.5%. A significant element of the US$2.3 million decrease relates to:

i)	a US$1.9 million decrease in salaries and related personnel costs, reflecting the impact of organisational realignment measures undertaken as part of the restructuring program.

ii)	lower non-cash share-based payments expense of US$0.8 million mainly due to forfeitures and expirations.

Impairment charges

Impairment charges decreased from US$11.1 million for the year ended December 31, 2023 to US$1.4 million for the year ended December 31, 2024. There are a number of factors taken into account in calculating the impairment, including the Company’s period-end share price, calculation of the cost of capital, and future projected cash flows for individual cash-generating units in the business. In addition, the Group examines individual development project assets for indicators of impairment.

The Company evaluated the value in use of each of its cash-generating units, which is defined as the present value of expected future cash flows. Where this value in use was determined to be less than the carrying amount of the respective unit's assets, excluding inventories, trade and other receivables, cash and cash equivalents, and deferred tax assets, an impairment was recognised.

Biopool US Inc’s value in use was below the value of its relevant assets, and an impairment was provided for as at June 30, 2024 (US$0.1 million) and as at December 31, 2024 (US$0.2 million).

Immco Diagnostics’s value in use was below the value of its relevant assets, and an impairment was provided for as at June 30, 2024 (US$0.1 million) and as at December 31, 2024 (US$0.1 million).

Clark Laboratories Inc’s value in use was below the value of its relevant assets, and an impairment was provided for as at June 30, 2024 (US$0.1 million) and as at December 31, 2024 (US$0.1 million).

Trinity Biotech do Brasil’s value in use was below the value of its relevant assets, and an impairment was provided for as at June 30, 2024 (US$0.2 million) and as at December 31, 2024 (US$0.2 million).

During the year the Company reassessed the carrying value of its current development projects. Specific impairments were recognized in respect of two projects totaling US$1.6 million.

During 2023, the Company fully impaired its investment in imaware, comprising US$0.7 million paid and US$0.8 million accrued but unpaid, under a total committed investment of $1.5 million. In 2024, the Company reversed US$0.8 million of the previously recognised impairment through profit or loss, corresponding to the accrued balance that was no longer payable under the terms of the investment agreement.

The impairment charges for the year ended December 31, 2023 related to impairment losses identified for two cash generating units, namely Immco Diagnostics Inc (US$10.8 million) and Trinity Biotech Do Brasil (US$0.3 million. For further details, see Item 18, Notes 11, 12, and 13.

Restructuring Costs

As part of a strategic initiative to enhance operational efficiency and align the Group’s structure with its long-term objectives, we undertook a comprehensive business transformation during the year ended December 31, 2024. This program involved targeted measures aimed at improving operational profitability, streamlining our organizational structure, and consolidating certain business unit activities.

As a result, we incurred restructuring costs of US$4.2 million during 2024 (2023: US$nil), which were primarily related to personnel-related expenses, outsourcing of selected functions, site transfers, and stock-related adjustments. These costs are presented separately within Selling, General and Administrative expenses and are not expected to recur.

The restructuring activities are intended to deliver long-term cost savings and operational benefits, supporting the Group’s strategy of focusing on core areas of growth and enhancing overall financial performance. For further details, see Item 18, Note 5 ‘Impairment, restructuring and once off costs’.

Once-Off Costs

During the year ended December 31, 2024, the Group incurred exceptional, non-trading costs totaling US$1.9 million (2023: US$nil). These costs were not related to the Group’s ongoing operations and are not expected to recur.

Included within this amount was a charge of US$1.1 million relating to a non-refundable retainer fee paid to a corporate finance advisor in connection with a planned future equity raise, settled through the issuance of 650,000 American Depositary Shares (“ADSs”).

Operating Loss

Operating loss for the year ended December 31, 2024 was US$21.2 million, compared to an operating loss of US$27.0 million in the year ended December 31, 2023. The lower loss was mainly attributable to increased revenues and gross margins, lower impairment charges and lower indirect costs, partly offset by restructuring costs and once off costs.

Operating Loss excluding Impairment, Restructuring & Once-off costs

Operating loss excluding Impairment, Restructuring & Once-off costs for the year ended December 31, 2024 was US$13.7 million, compared to US$15.9 million for the year ended December 31, 2023, reflecting the improvement in gross margins and the savings in indirect costs.

Financial expenses

Financial expenses in the year ended December 31, 2024 were US$9.6 million compared to US$11.1 million in the year ended December 31, 2024, a decrease of US$1.5 million, broken down as follows:

	Year ended December 31, 2024	Year ended December 31, 2023
	US$m	US$m
Interest on senior secured term loan	8.6	8.4
Interest on convertible note	1.2	1.1
Penalty for early partial settlement of term loan	-	0.9
Lease interest	0.6	0.6
Interest payable on repayment of PPP loans	0.3	0.0
Capitalised borrowing costs	(2.1)	0.0
Other non-cash financial expense	1.0	0.0
Total	9.6	11.1

Note: table above contains rounded numbers

The decrease of US$1.5 million in 2024 compared to 2023 is due to capitalization of borrowing costs and non-reoccurrence of early payment penalties, partially offset by costs associated with fair value remeasurement of embedded derivatives.

Interest on the senior secured term loan, comprising cash and non-cash interest, increased from US$8.4 million in 2023 to US$ 8.6 million for 2024 mainly due to a higher term loan balance. Interest on the convertible note, comprising cash and non-cash interest, increased from US$1.1 million in 2023 to US$1.2 million in 2024. An early repayment penalty of US$0.9 million was incurred in Q2, 2023 because of an early partial settlement of the term loan of US$10.1 million. During 2024, we capitalized borrowing costs totaling US$2.1 million into development costs (2023: US$nil). There was a net expense of US$1.0 million relating primarily to the fair value remeasurement of embedded derivatives.

In October 2024, the Company was notified that it is the subject of a U.S. Department of Justice (DOJ) investigation relating to second-round Paycheck Protection Program (PPP) loans received by certain U.S. subsidiaries. At year-end, estimated interest of US$0.3 million was recorded in respect of the payable (see note 4 for further details).

Financial income

Financial income for the year ended December 31, 2024 was US$nil compared to US$1.2 million for the year ended December 31, 2023. In 2023, the financial income related to a fair value adjustment for the derivative liability related to warrants granted to the Group’s principal lender.

Income tax (expense)/credit

The Company recorded a tax expense on continuing operations of US$486,000 for the year ended December 31, 2024 compared to a tax credit of US$59,000 for the year ended December 31, 2023. The 2024 tax credit consists of approximately US$285,000 of current tax charge and US$299,000 of a deferred tax credit. The 2023 tax credit consists of approximately US$264,000 of current tax charge and US$323,000 of a deferred tax credit. For further details on the Group’s tax charge please refer to Item 18, Note 7 and Note 14 to the consolidated financial statements.

Loss before tax from continuing operations

The loss before tax for continuing operations for the year ended December 31, 2024 was US$31.2 million, in comparison to US$36.9 million for the year ended December 31, 2023.

Profit/(Loss) from discontinued operations

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

Following negotiations, a settlement agreement was finalised prior to December 31, 2024 and subsequently signed in January 2025. Under the terms of the settlement, the Company agreed to pay Biosynth US$150,000 in full and final settlement of all post-completion claims. Accordingly, a provision of US$150,000 has been recorded in the consolidated financial statements as at December 31, 2024, see Note 22. The settlement fully resolves all disputes related to the sale of Fitzgerald Industries, and no further liabilities are expected to arise.

For further details, see Item 18, Note 8.

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

The impairment charges for the year ended December 31, 2022 related to impaired intangible assets relating to R&D projects (US$4.6 million) and impairment losses identified for three cash generating units, namely Trinity Biotech Do Brasil (US$0.5 million), Clark Laboratories Inc. (US$0.4 million) and Biopool US Inc (US$0.4 million). For further details, see Item 18, Notes 11, 12, and 13.

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

In January 2024, we entered into a further amendment to the Perceptive credit facility, providing additional capital to fund the acquisition of the Waveform continuous glucose monitoring (CGM) assets. Subsequent amendments to the facility during 2024 provided incremental funding flexibility to support the ongoing development of our CGM platform. In connection with these amendments, Perceptive received new warrants to purchase 1.5 million ADSs and the exercise price of its existing warrants was repriced to US$0.80 per ADS. These steps reflect our ongoing strategy to secure funding for strategic growth initiatives while actively managing our capital structure.

Exchangeable notes

The Group originally issued US$115.0 million of 30-year exchangeable senior notes in 2015. The notes are senior unsecured obligations and accrue interest at an annual rate of 4%, payable semi-annually in arrears. In August 2018, the Group purchased US$15.1 million of the exchangeable notes. The nominal amount of the debt since this purchase had been US$99.9 million. The notes are convertible into ordinary shares of the parent entity at the applicable exchange rate, at any time prior to the close of business on the second business day immediately preceding the maturity date, at the option of the holder, or repayable on April 1, 2045. The conversion rate is 9.422 ADSs per US$1,000 principal amount of notes, equivalent to an exchange price of approximately US$109.40 per ADS. In February 2024, the Company adjusted its ADS ratio from 1 ADS: 4 ordinary shares to 1 ADS: 20 ordinary shares. The ADS amounts in this paragraph reflect this change. The notes include a number of non-financial covenants, all of which were complied with on December 31, 2024.

In December 2021, we entered into agreements with five holders of the exchangeable notes for the repurchase of approximately 99.7% of the outstanding notes. The agreements were conditioned on certain lending conditions being met and required shareholder approval, which was obtained in January 2022. In January 2022, we paid approximately US$86.7 million to the five note holders, using funds from a new term loan from Perceptive and our own cash resources. We also issued a total of 1.06 million ADSs to the five note holders as partial consideration for the exchange of the notes. The remaining outstanding amount owing for exchangeable notes on December 31, 2024, was US$210,000.

Term loan with Perceptive

In December 2021, we entered into a US$81.3 million senior secured term loan credit facility with Perceptive. The term loan was drawn down in January 2022. The loan was originally due to January 2026, however this has since been amended to a maturity date of July 2026. The loan initially accrued interest at an annual rate equal to 11.25% plus the greater of (a) one-month LIBOR (later changed to the Term SOFR Reference Rate effective from October 28, 2022) and (b) one percent per annum, and interest is payable monthly in arrears in cash. The term loan does not require any amortization, and the entire unpaid balance will be payable upon maturity. The term loan can be repaid, in part or in full, at a premium before the end of the four-year term.

In connection with the term loan, we agreed to issue warrants to Perceptive for 500,000 of our ADSs. The per ADS exercise price of the Warrants was US$6.50 (subsequently amended in 2023 and again in 2024). The warrants are exercisable, in whole or part, until the seventh anniversary of the date of drawdown of the funding under the term loan.

The Company made an early partial settlement of the term loan of US$34.5 million in May 2022 and in accordance with the term loan’s credit agreement, there was an early repayment penalty of US$3.45 million. In February 2023, we announced that we had entered into an amended and restated senior secured term loan credit facility to allow for an immediate US$5 million increase to the outstanding Term Loan. On April 27, 2023, we used approximately US$11 million of the proceeds of the sale of Fitzgerald Industries to repay approximately US$10.1 million of the senior secured debt held by Perceptive plus an approximately US$0.9 million early repayment penalty.

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

On December 23, 2024 we entered into the third amendment and restatement of the credit agreement governing the Term Loan. As part of this agreement, an additional US$2.0 million of funding was made available to us. We also agreed that certain interest payments payable in 2024 and 2025 would be paid-in-kind on the applicable payment date by increasing the outstanding principal amount of the Term Loan.  Additional warrants were also provided that allow an additional 1,500,000 ADSs to be purchased (2.5 million ADSs in total) at $0.80 per ADS.  This amendment to the term loan also saw the repricing of the existing warrants to an exercise price of US$0.80 per ADS.

The outstanding amount owing for the term loan at December 31, 2024 is US$72.4 million.

Under the Amended Term loan, we are subject to a number of covenants and obligations. Perceptive temporarily reduced the aggregate unrestricted cash covenant to US$2.0 million for the period up to and including April 30, 2024.

On February 27, 2025, we entered into the fourth amended and restated credit agreement, which provided for an additional US$4.0 million increase to our outstanding Term Loan. On May 14th, 2025, we entered into a fifth amendment to the credit agreement, which provided for an additional US$2.0 million in term loan funding, extended the maturity date of the Term Loan to July 27, 2026, and provided that interest payments for the months of April, May, and June 2025 will be paid-in-kind.

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

Cash and cash equivalents

At December 31, 2024, the cash and cash equivalents balance was US$5.2 million. In the future, the amount of cash generated from operations will depend on a number of factors which include the following:

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

We have incurred net losses and negative cash flows from operating activities in the past two years and we may not be able to achieve or maintain profitability or positive cash flow in the future. We have incurred losses of US$31.8 million and US$24.0 million in the years ended December 31, 2024 and 2023, respectively and had negative cash flows from operating activities of US$4.2 million and US$11.6 million, respectively.

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

Cash Flows

As at December 31, 2024, our consolidated cash and cash equivalents were US$5.2 million. The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities.

	Year ended December 31,
	2024 US$‘000	2023 US$‘000
Net cash used in operating activities	(4,191)	(11,557)
Net cash (used in)/generated by investing activities	(22,968)	24,756
Net cash generated by/(used in)from financing activities	28,810	(16,042)

Net increase/(decrease) in cash and cash equivalents and short-term investments	1,651	(2,843)

Operating Activities

Net cash used in operating activities for the year ended December 31, 2024 amounted to US$4.2 million (2023: US$11.6 million), a decrease in cash used of US$7.4 million. The decrease in net cash generated from operating activities of US$7.4 million is attributable to an increase in working capital outflows of US$6.7 million, and a decrease in operating cash flows before changes in working capital of US$0.2 million, partially offset by an increase in taxes received of US$0.7 million. The decrease in operating cash flows before changes in working capital is primarily driven by an increase in trade and other payables compared to the prior year.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2024 amounted to US$23.0 million (2023: net cash generated of US$24.8 million) which were principally made up as follows:

•
Payments to acquire intangible assets of US$9.7 million (2023: US$1.9 million), which principally related to development expenditure capitalised as part of the Group’s on-going product development activities;

•	Payments to acquire financial assets of US$nil million (2023: US$0.7 million);

•	Acquisition of property, plant and equipment of US$0.4 million (2023: US$0.8 million) incurred as part of the Group’s investment programme for its manufacturing and distributing activities; and,

•	Payments to acquire trades or businesses of US$12.9 million (2023: US$nil) which relates primarily to the acquisition of the CGM assets of Waveform Technologies Inc.

•	Proceeds from the sale of a business of US$nil (2023: US$28.2 million).

Financing Activities

Net cash generated from financing activities for the year ended December 31, 2024 amounted to US$28.8 million (2023: outflow of US$16.0 million). This inflow is due to additional draw down of the senior secured loan of US$30.2 million, additional share issuances of $7.4 million, payments for lease liabilities of US$2.5 million and interest payments of US$5.9 million. In 2023 the net outflow related to the partial early repayment of the term loan US$10.1 million, plus early payment penalty of US$0.9 million, payments for lease liabilities of US$2.3 million, interest payments of US$7.6 million, partly offset by the draw down of the term loan of US$5.0 million.

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

Factors which impact our judgement to capitalise certain research and development expenditure include the degree of regulatory approval for products and the results of any market research to determine the likely future commercial success of products being developed. We review these factors each year to determine whether our previous estimates as to feasibility, viability and recovery should be changed. At December 31, 2024 the carrying value of capitalised development costs was US$20.9 million (2023: US$15.1 million) (see Note 12 to the consolidated financial statements). The increase in 2024 was mainly due to additions of US$8.6 million partly offset by impairment charges of US$1.6 million and amortization of US$1.2 million.

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

Goodwill and other intangibles are subject to impairment testing on a periodic basis. The recoverable amount of our nine cash-generating units (“CGUs”) is determined based on a value-in-use computation. The value-in-use calculations use cash flow projections based on the 2025 projections for each CGU and a further four years projections using estimated revenue and cost average growth rates of between 0% and 5%. At the end of the five-year forecast period, terminal values for each CGU, based on a long term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The pre-tax discount rates used range from 17% to 28% (2023 15% to 22%). Refer to Item 18, Note 12 for further information.

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

Impairment charges decreased from US$11.1 million for the year ended December 31, 2023 to US$1.4 million for the year ended December 31, 2024.  In year ended December 31, 2024, impairment loss was identified for four CGUs and specific development projects. Biopool US Inc’s value in use was below the value of its relevant assets, and an impairment was provided for as at June 30, 2024 (US$0.1 million) and as at December 31, 2024 (US$0.2 million). Immco Diagnostics’s value in use was below the value of its relevant assets, and an impairment was provided for as at June 30, 2024 (US$0.1 million) and as at December 31, 2024 (US$0.1 million). Clark Laboratories Inc’s value in use was below the value of its relevant assets, and an impairment was provided for as at June 30, 2024 (US$0.1 million) and as at December 31, 2024 (US$0.1 million). Trinity Biotech do Brasil’s value in use was below the value of its relevant assets, and an impairment was provided for as at June 30, 2024 (US$0.2 million) and as at December 31, 2024 (US$0.2 million). During the year the Company reassessed the carrying value of its current development projects. Specific impairments were recognized in respect of two projects totaling US$1.2 million.

During 2023, the Company fully impaired its investment in imaware which constituted an amount paid of $0.7 million of the committed US$1.5 million investment with the remaining US $0.8 million, which had not yet been funded, recognized as an accrued liability. In 2024, the Company reversed US$0.8 million of the previously recognised impairment through profit or loss, corresponding to the accrued balance that was no longer payable under the terms of the investment agreement.

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and the following sensitivity analysis has been performed:

•
In the event that there was a reduction of 10% in the assumed level of future growth in revenue growth rate, which would represent a reasonably likely range of outcomes, there would be no additional impairment loss recorded at December 31, 2024.

•
In the event there was a 10% increase in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be no additional impairment loss recorded at December 31, 2024.

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and adjust our inventory provision based on our estimates of expected losses. We write off inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2024, 2023 or 2022 which would have an impact on the carrying values of inventory during those periods, except as discussed below. At December 31, 2024 our allowance for slow moving and obsolete inventory was US$7.6 million which represents approximately 28.3% of gross inventory value. At December 31, 2023 our allowance for slow moving and obsolete inventory was US$11.3 million, which represented approximately 36.3% of gross inventory value and at December 31, 2022 the provision was US$16.3 million, or approximately 42.0% of gross inventory value (see Note 16 to the consolidated financial statements).

The allowance for slow moving and obsolete inventory has decreased by US$3.7 million between 2023 and 2024 primarily due to the utilisation of the provision through scrappage during the year.

Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$0.5 million at December 31, 2024 (2023: US$0.6 million) (2022: US$0.8 million) would result.

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

Senior secured term loan and related derivative balances

In 2022, we completed the drawdown of a senior secured term loan credit facility with Perceptive. The term loan is represented by three separate balances in our balance sheet. Firstly, included in long term liabilities is a senior secured term loan balance, which, at initial recognition, comprised the principal loan amount of US$81.3 million less loan origination costs of US$3.6 million, less two derivative financial balances totaling US$1.7 million. This balance was reduced by an early partial payment of the loan of US$34.5 million in early 2022. In early 2023, we completed a drawdown of US$5 million of additional funding on the term loan, and subsequently, in quarter two of 2023, repaid US$10 million against the loan on the back of the sale of Fitzgerald Industries. The other two balances are a derivative financial asset and a derivative financial liability, and these were initially recognised at fair value under IFRS 9. The derivative financial asset is valued at US$0.2 million at December 31, 2024 (2023: US$0.2 million and represents an estimate of the value to the Company of being able to repay the term loan early and potentially refinance at lower interest rate. The derivative financial liability is valued at US$1.7 million at December 31, 2024 (2023: US$0.5 million) and represents the fair value of the warrants issued to Perceptive. As part of the Credit Agreement, the Company agreed to issue warrants to Perceptive for 500,000 of the Company’s ADSs. The initial per ADS exercise price of the warrants was US$6.50. The warrants are exercisable, in whole or part, until the seventh anniversary of the date of drawdown of the funding under the term loan.

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

On December 23, 2024, we entered into the third amendment and restatement of the credit agreement governing the Term Loan. As part of this agreement, an additional $2.0 million of funding was made available to us. We also agreed that certain interest payments payable in 2024 and 2025 would be paid-in-kind on the applicable payment date by increasing the outstanding principal amount of the Term Loan. Additional warrants were also provided that allow an additional 1,500,000 ADS’s to be purchased (2.5 million ADS’s in total) at US$0.80 per ADS.  This amendment to the term loan also saw the repricing of the existing warrants to an exercise price of US$0.80 per ADS. On February 27, 2025, we entered into the fourth amended and restated credit agreement, which provided for an additional US$4.0 million increase to our outstanding Term Loan. In addition, a deferred consideration payment of $5.0 million related to the acquisition of the biosensor assets of Waveform was extended to November 2025. On May 14th, 2025, we entered into a fifth amendment to the credit agreement, which provided for an additional US$2.0 million in term loan funding, extended the maturity date of the Term Loan to July 27, 2026, and provided that interest payments for the months of April, May, and June 2025 will be paid-in-kind.

Litigation

From time to time, we may be subject to various claims and contingencies in the ordinary course of business, including those related to litigation, business transactions, our intellectual property, regulatory compliance, employee-related matters and taxes, and others. When we are aware of a claim or potential claim, we assess the likelihood of any loss or exposure. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, we will record a liability for the loss. In addition to the estimated loss, the recorded liability includes probable and estimable legal costs associated with the claim or potential claim. There is no assurance that such matters will not materially and adversely affect our business, financial position, and results of operations or cash flows.

Item 6.     Directors, Senior Management and Employees

A.	Directors and Senior Management

Executive Officers and Directors

We are managed by a board of directors, which is currently comprised of five members, and our executive senior management. The following table presents information about our current executive officers and members of our board of directors. The term executive officer refers to any person in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant. Executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant.

Directors and Senior Management

Name	Title
Directors
John Gillard	Director, President and Chief Executive Officer
Ronan O’Caoimh	Director, Founder & Executive Advisor
Jim Walsh, PhD	Executive Director of Business Development
Tom Lindsay	Independent Director
Andrew Omidvar PhD,MBA	Independent Director

Executive Officers
Matthew Wictome	Vice President of Quality and Regulatory Affairs
Susan O’Connor	Interim Chief Financial Officer
Gary Keating, PhD	Chief Technology Officer
Eibhlín Kelly	Chief Information Officer
Colm Molloy	Group Director of Human Resources and Culture

Changes in Executive Officers and Board composition

Des Fitzgerald, who has acted as interim CFO since December 2023 was replaced by Louise Tallon who joined as Chief Financial Officer and Company Secretary in August 2024. Susan O’Connor was appointed as Interim CFO in April 2025 succeeding Louise Tallon, who stepped down as CFO effective April 11, 2025. In addition, Matthew Wictome succeeded Ian Wells as Vice President of Quality and Regulatory Affairs in April 2025

Directors

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

Ronan O’Caoimh, Director, Founder & Executive Advisor, co-founded Trinity Biotech in June 1992 and acted as Chief Financial Officer until March 1994 when he became Chief Executive Officer. He was also elected Chairman in May 1995. On May 3, 2022, Mr. O’Caoimh stepped down as Chairman and was replaced as Chairman by Seon Kyu Jeon. On October 3, 2022, Mr O’Caoimh stepped down as Chief Executive Officer. Prior to joining Trinity Biotech, Mr O’Caoimh was Managing Director of Noctech Limited, an Irish diagnostics company. Mr O’Caoimh was Finance Director of Noctech Limited from 1988 until January 1991 when he became Managing Director. Mr O’Caoimh holds a Bachelor of Commerce degree from University College Dublin. On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by a management agreement with Darnick Company. This arrangement ceased with effect from December 31, 2018, with Ronan O’Caoimh returning as an employee of the Company.

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

Andrew Omidvar, Independent Director joined the Board of Trinity Biotech in December 2023. With over twenty-five years of experience leading cross-functional teams to deliver cutting edge technology solutions in a variety of industries. He brings experience in development and product support for data and AI based systems in the medical device industry. Most recently Dr. Omidvar served as Vice President of Government R&D and Enterprise for Philips.

Executive Officers

Dr. Matthew Wictome, Vice President of Quality and Regulatory Affairs, was appointed to this role in January 2025. He is also the Founder and Managing Director of Datod Consulting, specialising in building world-class Quality organisations. With over 30 years of experience in the healthcare sector, Dr. Wictome has held leadership roles in R&D and Quality at Johnson & Johnson, Ortho Clinical Diagnostics, and the UK’s Health Protection Agency. He holds a BSc in Biochemistry from the University of Bath, a PhD in Biochemistry from the University of Southampton, and an MSc in Strategy, Change and Leadership from the University of Bristol’s Executive Development Program. Dr. Wictome is also the co-author of Transforming Quality Organizations: A Practical Guide (Business Expert Press, New York, April 2023).

Susan O’Connor, Interim Chief Financial Officer, joined the company in April 2025 as our CFO on an interim basis. She is a PwC-trained Chartered Accountant with over 20 years of diverse international experience in Technology, High-tech manufacturing, Health and Life Sciences, Professional Services and Financial Services sectors in Ireland, UK, Canada and Australia. Prior to joining Trinity Biotech, Ms. O’Connor was CFO of Glantus Holdings plc, where, having worked previously on its successful IPO, she led its transition through a trade sale and post-acquisition integration. She has held CFO and consulting roles in both public and private companies, supporting IPOs, M&A transactions, and operational restructurings and scale-ups. Ms. O’Connor holds a Master of Science in the Management of IT in Accounting from Dublin City University and a Diploma in Strategic Finance and Analytics from Chartered Accountants Ireland.

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

Pursuant to the terms of the Securities Purchase Agreement signed by Trinity Biotech plc and MiCo IVD Holdings LLC (“MiCo”) on April 11, 2022, and the Redeemeable Unsecured Convertible Loan Note issued by us on May 3, 2022, MiCo have the right to nominate up to four individuals for consideration by the Nomination Committee of the Board of Directors for appointment to the Board of Directors, subject to certain minimum holding requirements. Three of MiCo's four nominees are required to meet the independence standards set out in the NASDAQ stock Market Rules at all times and at least one of those nominees must have substantial experience at a diagnostics testing business having annualised revenues of greater than US$1 billion. In considering MiCo's nominees, the Nomination Committee of the Board of Directors is required to take into consideration the need for the Company to retain its Irish tax status and status as a foreign private issuer under applicable federal securities laws.

We are not aware of any other arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation

The 2024 remuneration scheme was approved by the Board of Directors.

Total directors and independent directors’ remuneration, excluding pension and share options, for the year ended December 31, 2024 amounted to US$957,000. The pension charge for the year amounted to US$39,000. See Item 18, Note 9 to the consolidated financial statements. The split of directors’ remuneration set out by director is detailed in the table below:

Director	Title	Salary/Other payments/ Benefits US$’000	Performance related bonus US$’000	Transaction related bonus US$’000	Defined contribution pension US$’000	Total 2024 US$’000	Total 2023 US$’000

John Gillard	President and Chief Executive Officer	676	260*	0	39	1,213	710
Ronan O’Caoimh	Director, Founder & Executive Advisor	84	—	—	—	84	80
Jim Walsh	Executive Director Business Development	83	—	—	—	83	50
Tom Lindsay	Independent Director	57	—	—	—	57	63
Andrew Omidvar	Independent Director	57	—	—	—	57	10
		957	260	0	39	1,494	913

* Amount relates to a bonus provision for the year ended December 31, 2024. The final amount remains subject to confirmation.

As at December 31, 2024 there was US$260,000 (2023 US$753,000) accrued to provide pay, pension, retirement or similar benefits for the directors.

In 2024, net options granted by the directors to subscribe for ‘A’ ordinary shares was 2,606,000 (equivalent to 130,300 ADSs), comprising options granted to subscribe for up to 5,600,000 ‘A’ ordinary shares (equivalent to 280,000 ADSs) offset by options forfeited or expired to subscribe for 2,994,000 ‘A’ ordinary shares (equivalent to 149,700 ADSs) (2023: 2,160,000).

In addition, see Item 7 - Major Shareholders and Related Party Transactions for further information on the compensation of Directors and Officers.

Compensation of Executive Senior Management

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

One of our key priorities is to build a performance culture and drive ownership and accountability in the Company. A share-based compensation model that ensures shareholder alignment is regarded as core to this transformation and is currently in the process being rolled out to staff and senior management across the Company. To facilitate this shareholder aligned share-based compensation model for employees and senior management, on December 15, 2022, our Board approved an amendment to the Trinity Biotech Employee Share Option Plan 2020 to increase the number of ordinary shares issuable under such plan by 30 million Class “A” ordinary shares (the equivalent to 1.5 million ADS). Performance share-based compensation awards are intended to closely align the goals of our broader team with those of our shareholders in the creation of shareholder value. The majority of Mr. Gillard’s options are performance share options and are structured such that they are exercisable only if the market price of the Company's ADSs increases to certain levels (US$5.00, US$7.50, US$10.00, US$15.00, US$20.00 and U$25.00 per ADS) during the term of the option.

For the financial year ended December 31, 2024, our executive officers as a group, received aggregate compensation of US$1,356,000 for services they rendered in all capacities during 2024, which amount includes base salary, commissions, bonuses, ex gratia payments and benefits in kind, excluding share options.

This does not include any of the directors listed above. Compensation paid to Mr. Fitzgerald, Ms. Tallon and Dr. Wells for their service during 2024 is included in the aggregate compensation disclosed for executive officers.

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

The Board of Directors has typically established audit, remuneration and employee compensation committees. The Company typically has a Remuneration Committee which is responsible for approving executive directors’ remuneration including bonuses and share option grants. The Board has from time to time appointed independent consulting firms to advise the Board on recruitment and compensation matters for directors and senior management.

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

The following table details certain data on the average number of employees of Trinity Biotech and its consolidated subsidiaries, including full-time, part-time, and temporary personnel who work under the direction and control of the Company:

	Year Ended December 31
	2024	2023	2022
Numbers of employees by geographic location
United States	174	203	203
Ireland	185	143	146
United Kingdom	1	-	1
Brazil	41	34	34
Total workforce	401	380	384
Numbers of employees by category of activity
Research scientists & technicians	33	23	26
Manufacturing/Operations	246	207	197
Quality Assurance	40	51	56
Finance/Administration	49	73	73
Sales & Marketing	33	26	32
Total workforce	401	380	384

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

Beneficial Ownership of Executive Officers and Directors

Stock Option Plans

The Board of Directors have adopted the Employee Share Option Plans (the “Plans”) with the most recently adopted Share Option Plan being the Company’s 2020 Amended & Restated Plan. The purpose of these Plans is to provide Trinity Biotech’s employees, consultants, officers and directors with additional incentives to improve Trinity Biotech’s ability to attract, retain and motivate individuals upon whom Trinity Biotech’s sustained growth and financial success depends. These Plans are administered by the Board of Directors. Options under the Plans may be awarded only to employees, officers, directors and consultants of Trinity Biotech.

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

As of  March 31, 2025, our directors and executive officers as a group, then consisting of 11 persons, held options to purchase an aggregate of 32,993,336‘A’ Ordinary shares (1,649,667 ADS equivalent), having exercise prices ranging from US$0.12 per ‘A’ ordinary share (US$2.40 per ADS) to US$0.73 per ‘A’ ordinary share (US$14.60 per ADS) and expiration dates ranging from 2024 to 2031. Any options granted prior to the fourth quarter of 2022 vest over a two to four year period and have no performance conditions. The options granted in and since the fourth quarter of 2022 are performance share options.

The following table sets forth certain information as of March 31, 2025, regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of ‘A’ Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Ronan O’Caoimh (3)	17,246,663	4.5%
Jim Walsh (4)	2,722,779	*
John Gillard (5)	14,950,000	3.9%
Tom Lindsay (6)	729,167	*
Andrew Omidvar (7)	729,167	*
Ian Wells	-	-
Eibhlín Kelly	-	-
Gary Keating	-	-
Colm Molloy	-	-
Jacqueline O’Neill	-	-
Mícheál Roche	-	-
Executive officers and directors as a group (11 persons)	36,377,776	9.1%

*	Less than 1%

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

(2)	The percentages shown are based on 372,640,384 ‘A’ Ordinary Shares issued and outstanding as of March 31, 2025.

(3)
Represents (a) 9,724,160 ‘A’ ordinary shares and (b) 7,522,503 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2025. Includes options issued to Darnick Company which in the past provided Trinity Biotech with the services of Mr. O’Caoimh as Chief Executive Officer.

(4)
Represents (a) 1,393,612 ‘A’ ordinary shares and (b) 1,329,167 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2025. Note that 1,393,612 ‘A’ ordinary shares of Dr Walsh’s shares are held in trust for the benefit of Dr Walsh’s immediate family.

(5)	Represents (a) 200,000 ‘A’ ordinary shares and (b) 14,750,000 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2025.

(6)	Represents 729,167 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2025.

(7)	Represents 729,167 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2025.

As of March 31, 2025, 32,993,336 (1,649,667 ADS equivalent) of the options outstanding were held by the directors of Trinity Biotech as follows:

Director/Company Secretary	Number of Options ‘A’ Shares	Number of Options ADS Equivalent	Exercise Price (Per ‘A’ Share)	Exercise Price (Per ADS)	Hurdle Price [2] (Per ADS)	Expiration Date of Options
John Gillard	600,000	30,000	0.67	13.40	None	23/10/2027
	1,400,000	70,000	0.27	5.40	None	25/03/2029
	2,000,000	100,000	0.29	5.80	None	19/12/2029
	666,667	33,333	0.29	5.80	$15.00	19/12/2029
	666,667	33,333	0.29	5.80	$20.00	19/12/2029
	666,667	33,333	0.29	5.80	$25.00	19/12/2029
	7,000,000	350,000	0.12	2.40	None	18/12/2030
	2,333,333	116,667	0.12	2.40	$5.00	18/12/2030
	2,333,333	116,667	0.12	2.40	$7.50	18/12/2030
	2,333,334	116,667	0.12	2.40	$10.00	18/12/2030
Ronan O’Caoimh [1]	4,060,000	203,000	0.69	13.80	None	14/06/2026
	333,336	16,667	0.19	3.80	None	20/03/2027
	2,400,000	120,000	0.73	14.60	None	17/11/2027
	700,000	35,000	0.14	2.80	None	28/01/2031
	233,333	11,667	0.14	2.80	$5.00	28/01/2031
	233,333	11,667	0.14	2.80	$7.50	28/01/2031
	233,334	11,667	0.14	2.80	$10.00	28/01/2031
Jim Walsh	600,000	30,000	0.19	3.80	None	20/03/2027
	700,000	35,000	0.14	2.80	None	28/01/2031
	233,333	11,667	0.14	2.80	$5.00	28/01/2031
	233,333	11,667	0.14	2.80	$7.50	28/01/2031
	233,334	11,667	0.14	2.80	$10.00	28/01/2031
Thomas Lindsay	700,000	35,000	0.14	2.80	None	28/01/2031
	233,333	11,667	0.14	2.80	$5.00	28/01/2031
	233,333	11,667	0.14	2.80	$7.50	28/01/2031
	233,334	11,667	0.14	2.80	$10.00	28/01/2031
Andrew Omidvar	700,000	35,000	0.14	2.80	None	28/01/2031
	233,333	11,667	0.14	2.80	$5.00	28/01/2031
	233,333	11,667	0.14	2.80	$7.50	28/01/2031
	233,334	11,667	0.14	2.80	$10.00	28/01/2031

1 Includes options issued to Darnick Company which in the past provided us with the services of Mr. O’Caoimh as Chief Executive Officer.

2 Share options with a hurdle price are structured such that they may only become exercisable into ADSs when the average closing price of our ADSs, for ten trading days out of the thirty previous trading days, is equal to or greater than the relevant hurdle price of US$5.00, US$7.50, US$10.00, $15.00, $20.00 and $25.00 per ADS (adjusted for any stock splits, reverse splits or equivalent reorganisations) during the life of the option. At 31 March, 2025, none of the directors’ share options with a hurdle price were exercisable as the hurdle price condition has not been achieved.

As of March 31, 2025 the following total options were outstanding:

	Number of ‘A’ Ordinary Shares Subject to Options	Range of Exercise Price per Ordinary Share		Range of Exercise Price per ADS
Total options outstanding	40,476,672	$	US0.12-US$1.10	$	US2.40-US$25.80

Item 7.     Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2025, there were 372,640,384‘A’ Ordinary shares (excluding treasury shares) outstanding. Such total excludes 40,476,672 Ordinary shares issuable upon the exercise of outstanding options and 51,200,000 Ordinary shares issuable upon the exercise of outstanding warrants.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of March 31, 2025, by each person who we believe beneficially owns 5% or more of our outstanding ordinary shares and all of our directors and executive officers as a group. Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated.

Name	Number of ‘A’ Ordinary Shares Beneficially Owned		Number of ADSs Beneficially Owned		Percentage ownership (2)
MiCo IVD Holdings, LLC	44,759,388	(3)	2,237,969	(3)	17.5	%(3)
Perceptive Credit Holdings III, LP	85,800,000	(4)	4,290,000	(4)	20.9	%(4)
All directors and officers as a group	36,377,775	(1)	1,818,889	(1)	9.1%

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

(2)	The percentages shown are based on 372,640,384 ‘A’ Ordinary Shares outstanding (excluding treasury shares).

(3)
Based upon a Schedule 13D filed on December 17, 2024, by MiCo IVD Holdings, LLC with the SEC. The percentage ownership in the table above includes the conversion of the maximum number of ‘A’ Ordinary Shares as permitted by the conversion terns of the Convertible Note. The principal business address of MiCo IVD Holdings, LLC is 85 Orchard Road. Skillman, New Jersey 08558 United States.

(4)
Based upon Schedule 13D filed on February 14, 2025, by Perceptive Credit Holdings III, LP. The principal business address of Perceptive Credit Holdings III, LP is 51 Astor Place 10th Floor, New York, NY 10003.

Significant Changes in the Ownership of Major Shareholders

To our knowledge, other than as disclosed in the tables below there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021.

The following shareholders have disclosed ownership above 5% since January 1, 2021 but their ownership is below 5% as at March 31, 2025 according to their Schedule 13G filings, except as indicated otherwise.

	Number of ‘A’ Ordinary Shares Beneficially Owned	Number of ADSs Beneficially Owned (1)	Percentage ‘A’ Ordinary Shares	Percentage Total Voting Power	Date of Filing
Highbridge Capital Management, LLC	675,064	33,753	0.2%	0.2%	April 14, 2022 (1)
Renaissance Technologies LLC	5,573,752	278,688	1.5%	1.5%	February 13, 2023
Stonehill Capital Management LLC	6,690,592	334,530	1.8%	1.8%	February 13, 2023

(1)	Based on information provided by Highbridge Capital Management, LLC to the Company in a letter dated April 14, 2022

The ownership for the following shareholders rose above 5% since January 1, 2021:

	Number of ‘A’ Ordinary Shares Beneficially Owned	Number of ADSs Beneficially Owned (1)	Percentage ‘A’ Ordinary Shares		Percentage Total Voting Power		Date of Filing
MiCo IVD Holdings, LLC	44,759,388	2,237,969	15.8	%(1)	17.5	%(1)	December 17, 2024
Perceptive Credit Holdings III, LP	85,800,000	4,290,000	20.9%		20.9%		February 14, 2025

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

In 2007, the Group also entered into 25-year lease agreements with Mr O’Caoimh and Dr Walsh for a 43,860 square foot manufacturing facility in Bray, Ireland. The annual rent for the manufacturing facility is €787,000 (US$869,000). Subsequent to the signing of this lease, the ownership of the building transferred from JRJ to Mr O’Caoimh solely. A rent review became effective on 1 July 2022 and, following an independent valuation and arbitration process, the annual rent increased to €1,050,000 (US$1,094,000), with backdated rent accruing from that date. Included within overhead costs in cost of sales in 2024 is an amount of US$659,000 in respect of this backdated rent.

In 2016 the Group also entered into 10-year lease agreement with Mr O’Caoimh for a warehouse of 16,000 square feet adjacent to the leased manufacturing facility in Bray, Ireland. The annual rent for the warehouse is €144,000 (US$159,000). A rent review became effective on 1 July 2021 and, following an independent valuation, the annual rent increased to €170,560 (US$162,000), with backdated rent accruing from that date. Included within overhead costs in cost of sales in 2024 is an amount of US$93,000 in respect of this backdated rent.

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

In September 2024, the Company completed the acquisition of Metabolomics Diagnostics Ltd ("Metabolomics") for consideration of approximately $0.9 million, satisfied through the issuance of approximately 0.27 million ADSs and the extinguishment of amounts owed to the Company totalling $0.4 million. At the time of the acquisition, Dr. Jim Walsh, a director of the Company, held a 6% minority shareholding in Metabolomics. Based on the net assets acquired and goodwill recognised, the value attributable to Mr. Walsh’s interest was estimated at approximately $55,000. Dr. Walsh fully disclosed his interest, and the acquisition was approved unanimously by the board, with appropriate procedures followed to manage the potential conflict of interest, including the passing of a resolution under the Company's Constitution to authorise Mr. Walsh’s involvement in the decision-making process. The transaction was conducted at arm’s length, and the board determined that it was in the best interests of the Company.

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

Item 8.     Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Export Sales

In the year ended December 31, 2024, the amount of our export sales (i.e., sales outside of Ireland) was approximately US$61,447,000 which represents 99.83% of our total sales. In the year ended December 31, 2023, export sales were approximately US$56,714,000, or 99.8% of total sales, while in the year ended December 31, 2022, export sales totalled approximately US$74,675,000, representing 99.9% of total sales.

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

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2024.

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

In December 2024 the Company entered into another amended agreement with Perceptive. Under the terms of the agreement, a deferred consideration payment of US$5 million related to the acquisition of the biosensor assets of Waveform Technologies has been extended to November 2025. In addition, further additional liquidity in the amount of approximately US$5.5 million has been provided to Trinity Biotech through a combination of cash and payment-in-kind interest. This funding will be used for general corporate purposes, including the further development of our CGM offering.

On February 27, 2025, we entered into the fourth amended and restated credit agreement, which provided for an additional US$4.0 million increase to our outstanding Term Loan. On May 14th, 2025, we entered into a fifth amendment to the credit agreement, which provided for an additional US$2.0 million in term loan funding, extended the maturity date of the Term Loan to July 27, 2026, and provided that interest payments for the months of April, May, and June 2025 will be paid-in-kind.

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

On January 30, 2024, the Company entered into a further amendment to its senior secured term loan credit facility with Perceptive. In connection with the Amended Term Loan, Perceptive received new warrants to purchase an additional 500,000 ADSs.

Additionally, on December 23, 2024, the Company entered into a further amendment to its senior secured term loan credit facility with Perceptive. In connection with the Amended Term Loan, Perceptive received new warrants to purchase an additional 1,500,000 ADSs, and reprice its existing ADS warrants at an exercise price of US$0.80 per ADS.

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

Share Purchase Agreement in respect of Benen Trading Limited and Fitzgerald Industries International Inc.

On April 27, 2023, the Company announced it had closed the sale of its Fitzgerald Industries life sciences supply business, consisting of Benen Trading Ltd and Fitzgerald Industries International, Inc, to Biosynth for cash proceeds of approximately US$30 million subject to customary adjustments. The Fitzgerald life sciences supply business generated revenue of approximately US$12 million in the year ended December 31, 2022, and was EBITDA positive. The cash proceeds from Biosynth includes funding to Fitzgerald Industries to allow it to repay intercompany loans owed to Trinity Biotech.

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

Share Purchase Agreement for Metabolomics Diagnostics Ltd

On September 24, 2024, the Company completed the acquisition of 100% of Metabolomics Diagnostics Limited, for consideration of approximately US$0.9 million paid through the issuance of approximately 0.27 million American Depository Shares (ADS) of the Company alongside the extinguishment of monies owed to the company totalling US$0.4 million. The Company intends to develop and commercialise a screening test for preeclampsia risk using Metabolomics’s Prepsia test.

Share Purchase Agreement for EpiCapture Limited

On October 22, 2024, the Group completed the acquisition of 100% of EpiCapture Limited, for initial consideration of approximately US$3.3 million paid through the issuance of approximately 1.7 million American Depository Shares (ADS) of the Company, with an additional consideration of US$0.5 million contingent on the achievement of future milestones. The Company intends to develop a non-invasive test for monitoring the risk of aggressive prostate cancer.

Share Purchase Agreement in respect of Novus Diagnostics Limited

On September 27, 2024, the Group completed a strategic investment in Novus Diagnostics Limited, acquiring a 12.5% equity stake at that time. The consideration comprised approximately 1.4 million American Depository Shares (ADS) of the Company, valued at approximately US$2.6 million. Novus Diagnostics is developing a rapid, point-of-care test for bloodstream infections, and the investment is expected to support the advancement and commercialization of its sepsis detection platform. A subsequent follow-on investment by another shareholder in 2025 resulted in a minor dilution of the Group’s interest, which remains strategic in nature.

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

Passive Foreign Investment Company

For U.S. federal income tax purposes, a foreign corporation is treated as a “passive foreign investment company” (or “PFIC”) in any taxable year in which, after taking into account the income and assets of the corporation and certain of its subsidiaries pursuant to the applicable “look through” rules, either (1) at least 75% of the corporation’s gross income is passive income or (2) at least 50% of the average value of the corporation’s assets is attributable to assets that produce passive income or are held for the production of passive income. Based on the nature of its present business operations, assets and income, Trinity Biotech believes that for the year 2024, it was not a PFIC. However, no assurance can be given that changes will not occur in Trinity Biotech’s business operations, assets and income that might cause it to be treated as a PFIC at some future time.

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

Individual Irish Holders will be subject to income tax on the gross amount of any dividend (that is the amount of the dividend received plus any DWT withheld), at their marginal rate of income tax, currently either 20% or 40% depending on the individual’s circumstances, excluding Pay Related Social Insurance (“PRSI”) and the Universal Social Charge (“USC”). Individual Irish Holders will be able to claim a credit against their resulting income tax liability and USC liability in respect of DWT withheld. Individual Irish Holders may, depending on their circumstances, also be subject to the Irish USC of up to 8%, with a further 3% surcharge also arising on certain income in excess of €100,000 and a PRSI contribution of up to 4.1% in respect of their dividend income.

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

Transfers of ADSs are exempt from Irish stamp duty as long as the ADSs are quoted on any recognised stock exchange in the U.S. or Canada. Finance Act 2023 introduced an exemption for any electronic transfers of interests in Irish shares within central securities depositories in either the USA or Canada, where the aforementioned shares are dealt in on a recognised stock exchange in either of those countries and the trade is settled through a securities settlement system located in the US or Canada. Prior to Finance Act 2023, this exemption was available by way of an administrative practice and taxpayers were required to seek Irish Revenue confirmation on a case-by-case basis as to whether this exemption applied.

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

Trinity Biotech estimates that the maximum effect of a rise of one percentage point in one of the principal variable interest rates to which the Group is exposed would be an increase in the loss before tax for 2024 by approximately 2.0%.

Exchange rate sensitivity

At year-end 2024, the total net liability denominated in currencies other than the US Dollar, principally the Euro, Brazilian Real, Canadian Dollar, Swedish Krona and Great British Pound was US$11.6 million.

A strengthening or weakening of the US Dollar by 10% against all the other currencies in which the Group operates, would have the approximate effect of increasing or reducing the Group’s 2024 year-end net worth by approximately US$1.2 million.

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

At December 31, 2024 the Group’s borrowings were at a mixture of variable and fixed rates of interest. The senior secured term loan accrues interest at an annual rate equal to 8.75% plus the greater of (a) the Term SOFR Reference Rate and (b) one percent per annum. The exchangeable notes are at a fixed rate of interest of 4% and the convertible note is at a fixed rate of interest of 1.5%. At December 31, 2024 the carrying value of the Group’s indebtedness totalled US$102,532,000 (2023: US$67,954,000) (2022: US$73,769,000) at interest rates of 1.5% to 14.1% (2023: 1.5% to 16.3%).

In broad terms, a one-percentage point increase in interest rates would increase interest expense by US$755,000 (2023: increase in interest expense of US$417,000).

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro and Brazilian Real denominated expenses as a result of the movement in the exchange rate between the US Dollar and those currencies. The Group did not engage in foreign currency hedging in 2024.

The Group had foreign currency denominated cash balances equivalent to US$851,000 at December 31, 2024 (2023: US$1,283,000).

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

On January 30, 2024, the Company entered into a further amendment to its senior secured term loan credit facility with Perceptive. In connection with the Amended Term Loan, Perceptive received new warrants to purchase an additional 500,000 ADSs.

Additionally, on December 23, 2024, the Company entered into a further amendment to its senior secured term loan credit facility with Perceptive. In connection with the Amended Term Loan, Perceptive received new warrants to purchase an additional 1,500,000 ADSs at an exercise price of US$0.80 per ADS, and the exercise price of its existing ADS warrants was also reset to US$0.80 per ADS.

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

Evaluation of Disclosure Controls and Procedures

The Group’s disclosure and control procedures are designed so that information required to be disclosed in reports filed or submitted under the Securities Exchange Act 1934 is prepared and reported on a timely basis and communicated to management, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934 as of the end of the period covered by this Form 20-F. The Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were effective as of December 31, 2024.

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

Management has assessed the effectiveness of internal control over financial reporting based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2024.

Since Trinity Biotech is a non-accelerated filer, our auditor, Grant Thornton, an independent registered public accounting firm, is not required to issue an attestation report on the Group’s internal control over financial reporting as of December 31, 2024.

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

	Year ended December 31, 2024		Year ended December 31, 2023
	US$’000%		US$’000%
Audit	1,244	90%	909	66%
Tax	141	10%	463	34%

Total	1,385		1,372

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

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Share Buyback

Trinity Biotech did not purchase any of its own shares during 2024 or 2023.

16F. Change in Registrant’s Certifying Accountant

Not applicable.

16G. Corporate Governance

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

16H. Mine Safety Disclosure

Not applicable.

16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our ordinary shares by directors, officers and employees, that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq listing standards.

Item 16K. Cybersecurity

Risk management and strategy

We have not experienced any material cybersecurity incidents that have impacted our operations to date. However, like most companies, we are subject to frequent and evolving cybersecurity threats and attempted attacks from a range of sources, including opportunistic hackers, organised threat actors, and internal vulnerabilities.

To identify, assess, and mitigate cybersecurity risks, we have implemented a cybersecurity program covering the full scope of our information systems and data assets. This includes internally managed systems, cloud environments, third party-hosted infrastructure, and sensitive data such as intellectual property, clinical research information, strategic documents, personal data of employees and trial participants, and confidential commercial information, collectively referred to as our “Information Systems and Data.”

Our cybersecurity program is led by our Chief Information Officer (CIO), who has over 20 years of IT leadership experience, and is supported by an internal security function that collaborates with our broader risk management team. The CIO works across the organisation to ensure that cybersecurity is embedded within our operations and treated as a core business risk.

We use a variety of tools and practices to assess the cybersecurity threat landscape and evaluate our posture. These include internal and external vulnerability scans, threat intelligence feeds, cyber risk assessments, penetration testing conducted by third-party firms, and tabletop simulations to evaluate and improve our incident response readiness. We also monitor emerging regulatory developments and industry standards to ensure our practices remain aligned with evolving expectations.

To mitigate risks identified through these processes, we implement a combination of technical, administrative, and physical controls. These include next-generation firewalls, endpoint protection and antivirus software, multi-factor authentication, access control protocols, encryption of sensitive data, network segmentation, continuous system monitoring, secure configuration standards, data backup and recovery protocols, and security awareness training for all staff, including phishing simulations. Our cybersecurity practices are regularly reviewed and enhanced in response to changing threat dynamics.

Cybersecurity risk management is also extended to our third-party service providers, who perform a wide range of business-critical services including data hosting, software delivery, clinical research, supply chain management, distribution, and contract manufacturing. We assess the cybersecurity posture of key vendors through a combination of tools, such as security questionnaires, audits, analysis of certifications (e.g., ISO 27001, SOC 2), reviews of written security policies, and assessment of penetration test results. Where necessary, we engage in direct discussions with vendors' security teams to evaluate controls. We also impose contractual obligations related to cybersecurity and data protection, including confidentiality and breach notification requirements. These measures are designed to reduce the risk of vulnerabilities introduced through our supply chain or external partners.

Cybersecurity risks are addressed through our overall approach to operational and strategic risk management. Key risks are discussed at senior management level and prioritised based on their potential to affect our systems, data, or business continuity.

Governance

Oversight of cybersecurity risk forms part of the Board of Directors’ general risk oversight responsibilities. Our Chief Information Officer (CIO), who has over 20 years of experience in IT and security, is responsible for the day-to-day implementation and ongoing development of our cybersecurity program.

The CIO is involved in reviewing security assessments, monitoring threat activity, approving key cybersecurity controls, and helping coordinate incident preparedness across the organisation. In the event of a cybersecurity incident, our escalation procedures provide for involvement of senior management, including the CIO and, where appropriate, other members of the executive team and relevant support functions.

Cybersecurity matters are reported to senior management as needed, particularly in cases where a threat or incident may have a broader business impact. Our governance structure is designed to support informed decision-making around risk prioritisation, incident response, and investment in cybersecurity measures. As of the date of this filing, we are not aware of any cybersecurity threats, including past incidents, that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

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

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Trinity Biotech plc and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going concern

As discussed in Note 1(iii) to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency.  Management’s evaluation of the events and conditions and managements’ plans to mitigate these matters are also described in Note 1(iii).

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

Impairment of goodwill and non-current assets

Refer to Note 12 to the financial statements. As at December 31, 2024 prior to impairment analysis, the intangible assets of the Company totalled $52.9 million, property, plant and equipment of the Company totalled $5.6 million and prepayments of the Company totalled $2.0 million.  The Company recognised $1.4 million impairment during the year ended December 31, 2024.  In addition, the company acquired intangible assets and goodwill amounting to $37.9 million and property plant and equipment amounting to $4.5 million in 2024.

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

The principal consideration for our determination that impairment of long-lived assets as a critical audit matter was the significant judgements made by management to estimate the recoverable value of certain CGUs and the difference between their recoverable amounts and carrying values. We focused on CGUs which have significant non-current assets in the current year collectively the “selected CGUs”).

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

•	We identified relevant CGUs with significant non-current assets for review.

•	We agreed the underlying cash flow forecasts against budgets of the selected CGUs and we evaluated management’s ability to accurately forecast future revenue, margins and expenses by:

o	performing a look-back analysis and comparing actual results to management’s historical forecasts; and

o	assessing the reasonableness of cashflows of new and in-progress products.

•	We assessed the reasonableness of the valuation model used by the Company compared to generally accepted valuation practices and accounting standards.

•
We tested the source information underlying the determination of the discount rates through use of observable inputs from independent external sources and we developed independent estimates and compared those to the discount rates selected by management.

•	We compared the long-term growth rates, used by management to grow cash flows in order to calculate a terminal value, to independent external sources to assess the reasonableness of these rates

•	We performed sensitivity analyses around significant management assumptions, such as discount rate and growth rate, to account for uncertainties around assumptions in the valuation model.

Business combination and valuation of goodwill

Refer to Note 29 to the financial statements. The Company completed the acquisition of various businesses during the year ended December 31, 2024, which were accounted for under IFRS 3 “Business Combination”. The transactions resulted in the recognition of goodwill and intangible assets with carrying value totalling $13.8 million and $13.2 million, respectively, as at December 31, 2024. The determination of the fair value of the identifiable assets acquired, liabilities assumed, and the resulting goodwill required management to make significant estimates and assumptions, particularly related to the projected future cash flows, discount rates, and the allocation of the purchase price to the net assets acquired.

The principal considerations for our determination that performing procedures relating to the business combination and valuation of goodwill is a critical audit matter are the significant judgment and estimation required by management in determining the fair values, especially those related to projected revenue growth rates, profit margins, terminal values, and discount rates used in the discounted cash flow models. These elements involved a high degree of complexity and subjectivity due to the sensitivity of the valuation to changes in assumptions, as well as the magnitude of the amounts involved.

How the critical audit matter was addressed in the audit

Our audit procedures related to the assumptions, as described above, used by management to estimate the value of acquired assets and liabilities and the determination of goodwill included the following, among others:

•
We evaluated the design effectiveness of certain internal controls related to the Company's business combination process, including controls over the development and selection of significant assumptions used in the valuation of acquired intangible assets.

•
We reviewed the purchase price allocation and the identification and measurement of the fair value of acquired assets and assumed liabilities, including intangible assets, to evaluate compliance with relevant accounting standards.

•	We evaluated the reasonableness of the significant assumptions used by management by comparing the information underlying the significant assumptions to recent industry and/or market data.

•	We involved our valuation specialists to review the appropriateness of the discount rate and methodology used by the management’s specialist in their report to value the intangible assets.

•	We evaluated the competence, capabilities, and objectivity of the external valuer involved in the valuation process, including review of their qualifications, independence, and terms of engagement.

•
We assessed the valuation of goodwill and other acquired assets for impairment at the acquisition date (“Day 1” review) and inspected subsequent adjustments recognized within the measurement period for appropriateness and adequacy of disclosure.

•
We performed sensitivity analyses around significant assumptions used within each model, specifically on revenue and expense drivers, to account for uncertainties around assumptions in the valuation model.

•	We assessed the adequacy of the Company’s disclosure related to business combination, including the description of key assumptions and sensitivities as required under relevant accounting standards.

Going Concern

Refer to Note 1(iii) to the financial statements. Management assessed that it is appropriate to prepare the consolidated financial statements on a going concern basis. In making this assessment, in particular the directors have considered the significant progress on their multi-year transformation plan which will be largely completed by mid-2025 and which is expected to deliver significant annualized cost savings. The directors also considered the launching of their strategic realignment review of the Company’s businesses which would generate material capital proceeds to reduce maturing obligations and support current projects. Lastly, the directors considered the continuing support obtained from the Company’s principal lender and largest investor. The amended agreement with the lender deferred the date of the maturity of the senior secured term loan amounting to $72.4 million from January 2026 to July 2026 which provides the Company flexibility to preserve liquidity to continue to execute its updated strategy, including the Company’s comprehensive transition plan. The Company has suffered recurring losses from operations, net cash outflows from operating activities, and has a significant accumulated deficit.

The principal considerations for our determination that the going concern is a critical audit matter are the uncertainties surrounding the achievability of management’s forecast, the success of the Company’s multi-year transformation plan and strategic realignment review of the Company’s businesses, and the support obtained from the Company’s principal lender. These considerations require significant auditor judgment in assessing the uncertainties surrounding the management’s assumptions on their ability to continue as going concern.

How the critical audit matter was addressed in the audit

Our audit procedures related to going concern included the following, among others:

•	We obtained an understanding, evaluated the design effectiveness of controls over management’s going concern assessment process.

•
We evaluated management’s assessment on going concern and performed an independent assessment of the inputs and assumptions used by management in preparing their cash flow forecast by comparing the assumptions and estimates used elsewhere in the preparation of the financial statements.

•
We assessed management communication and revised agreements with the lender to extend the maturity of the senior secured term loan to July 2026. We also discussed with management the options being considered in relation to repayment plan of the senior secured term loan.

•	We evaluated the credit agreement and inspected management's assessment on the Company’s compliance with debt covenants, including inspection of any related waivers obtained for breaches.

•	We considered subsequent events up to the date of the auditor’s report that may affect the going concern conclusion.

•	We evaluated the adequacy of the Company’s disclosure in the financial statements, including the description of substantial doubt and management plans as required by relevant accounting standards.

/s/ GRANT THORNTON

Dublin, Ireland

We have served as the Company’s auditor since 2008.

15 May 2025

CONSOLIDATED STATEMENT OF OPERATIONS

		Year ended December 31
	Notes	2024 Total US$‘000	2023 Total US$‘000	2022 Total US$‘000
Revenues	2	61,555	56,832	62,521
Cost of sales		(40,114)	(37,382)	(45,253)

Gross profit		21,441	19,450	17,268
Other operating (expense)/income	4	(1,787)	141	343
Research and development expenses		(4,543)	(4,379)	(4,138)
Selling, general and administrative expenses		(28,815)	(31,152)	(26,983)
Selling, general and administrative expenses – Restructuring costs	5	(4,181)	-	-
Once off items	5	(1,872)	-	-
Impairment charges	5	(1,408)	(11,105)	(5,839)

Operating loss		(21,165)	(27,045)	(19,349)
Financial income	6	-	1,171	303
Financial expenses	6	(9,565)	(11,053)	(24,734)

Net financing expense		(9,565)	(9,882)	(24,431)

Loss before tax	7, 9	(30,730)	(36,927)	(43,780)
Total income tax (expense)/credit	2, 7	(486)	59	194

Loss for the year on continuing operations	2, 10	(31,216)	(36,868)	(43,586)

(Loss)/profit for the year on discontinued operations	8	(573)	12,850	2,577

Loss for the year (all attributable to owners of the parent)	2, 10	(31,789)	(24,018)	(41,009)

Basic loss per ADS (US Dollars) – continuing operations	10	(1.74)	(4.81)	(6.46)
Diluted loss per ADS (US Dollars) – continuing operations	10	(1.74)	(4.81)	(6.46)

Basic loss per ‘A’ ordinary share (US Dollars) – continuing operations	10	(0.09)	(0.24)	(0.32)
Diluted loss per ‘A’ ordinary share (US Dollars) – continuing operations	10	(0.09)	(0.24)	(0.32)

Basic loss per ADS (US Dollars) – group	10	(1.77)	(3.14)	(6.08)
Diluted loss per ADS (US Dollars) – group	10	(1.77)	(3.14)	(6.08)

Basic loss per ‘A’ ordinary share (US Dollars) – group	10	(0.09)	(0.16)	(0.30)
Diluted loss per ‘A’ ordinary share (US Dollars) – group	10	(0.09)	(0.16)	(0.30)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31
	Notes	2024 US$‘000	2023 US$‘000	2022 US$‘000
Loss for the year	2	(31,789)	(24,018)	(41,009)
Other comprehensive profit/(loss)
Items that will be reclassified subsequently to profit or loss
Foreign exchange translation differences		245	69	(396)

Other comprehensive profit/(loss)		245	69	(396)

Total Comprehensive Loss (all attributable to owners of the parent)		(31,544)	(23,949)	(41,405)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31
	Notes	2024 US$‘000	2023 US$‘000
ASSETS
Non-current assets
Property, plant and equipment	11	4,621	1,892
Goodwill and intangible assets	12	51,343	16,270
Financial assets	13	2,455	-
Deferred tax assets	14	3,553	1,975
Derivative financial instruments	23	166	178
Other assets	15	28	79

Total non-current assets		62,166	20,394

Current assets
Inventories	16	19,374	19,933
Trade and other receivables	17	16,065	13,901
Income tax receivable		518	1,516
Cash and cash equivalents	18	5,167	3,691

Total current assets		41,124	39,041

TOTAL ASSETS	2	103,290	59,435

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	19	4,190	1,972
Share premium		63,397	46,619
Treasury shares	19	(24,922)	(24,922)
Accumulated deficit		(79,117)	(48,644)
Translation reserve	19	(5,461)	(5,706)
Equity component of convertible note	19, 23	6,709	6,709
Other reserves	19	23	23

Total deficit		(35,181)	(23,949)

Current liabilities
Income tax payable		364	279
Trade and other payables	21	26,782	12,802
Provisions	22	2,454	50
Exchangeable notes and other borrowings	23	210	210
Lease liabilities	24	2,285	1,694

Total current liabilities		32,095	15,035

Non-current liabilities
Senior secured term loan	23	72,391	40,109
Derivative financial liability	23	1,658	526
Convertible note	23	15,401	14,542
Contingent consideration	23	1,813	-
Provisions	22	75	-
Lease liabilities	24	10,477	10,872
Deferred tax liabilities	14	4,561	2,300

Total non-current liabilities		106,376	68,349

TOTAL LIABILITIES	2	138,471	83,384

TOTAL EQUITY AND LIABILITIES		103,290	59,435

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital ‘A’ ordinary shares US$’000	Share premium US$’000	Treasury Shares US$’000	Translation reserve US$’000	Equity Component of convertible Note US$’000	Other reserves US$’000	Accumulated (deficit)/surplus US$’000	Total US$’000
Balance at January 1, 2022	1,213	16,187	(24,922)	(5,379)	-	23	12,559	(319)
Loss for the period	-	-	-	-	-	-	(41,009)	(41,009)
Other comprehensive loss	-	-	-	(396)	-	-	-	(396)
		-	-		-
Total comprehensive loss	-	-	-	(396)	-	-	(41,009)	(41,405)
Shares issued in the year (Note 19)	750	30,271	-	-	-	-	-	31,021
Shares to be issued	-	-	-	-	-	63	-	63
Equity component of convertible note (Note 19)	-	-	-	-	6,709	-	-	6,709
Share-based payments (Note 20)	-	-	-	-	-	-	1,755	1,755
		-	-
Balance at December 31, 2022	1,963	46,458	(24,922)	(5,775)	6,709	86	(26,695)	(2,176)

Balance at January 1, 2023	1,963	46,458	(24,922)	(5,775)	6,709	86	(26,695)	(2,176)
Loss for the period	-	-	-	-	-	-	(24,018)	(24,018)
Other comprehensive income	-	-	-	69	-	-	-	69

Total comprehensive loss	-	-	-	69	-	-	(24,018)	(23,949)
Shares issued in the year (Note 19)	9	161	-	-	-	(63)	-	107
Share-based payments (Note 20)	-	-	-	-	-	-	2,069	2,069
		-	-
Balance at December 31, 2023	1,972	46,619	(24,922)	(5,706)	6,709	23	(48,644)	(23,949)
Balance at January 1, 2024	1,972	46,619	(24,922)	(5,706)	6,709	23	(48,644)	(23,949)
Loss for the period	-	-	-	-	-	-	(31,789)	(31,789)
Other comprehensive income	-	-	-	245	-	-	-	245

Total comprehensive loss	-	-	-	245	-	-	(31,789)	(31,544)
Shares issued in the year (Note 19)	2,218	16,778	-	-	-	-	-	18,996
Share-based payments (Note 20)	-	-	-	-	-	-	1,316	1,316

Balance at December 31, 2024	4,190	63,397	(24,922)	(5,461)	6,709	23	(79,117)	(35,181)

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	Notes	2024 US$‘000	2023 US$‘000	2022 US$‘000
Cash flows from operating activities
Loss for the year		(31,789)	(24,018)	(41,009)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation	9, 11	675	831	1,410
Amortisation	9,12	1,190	946	923
Income tax expense/(credit)	7	486	(59)	(192)
Financial income	6	-	(1,171)	(303)
Financial expense	6	9,565	11,053	24,745
Share-based payments (net of capitalized amounts)	20	1,316	2,069	1,755
Foreign exchange gains on operating cash flows		1,010	238	(76)
Loss on disposal or retirement of property, plant and equipment	9	-	-	2
Movement in inventory provision	16	2,113	2,291	7,391
Inventory write off		1,884	-	-
Impairment of prepayments	5, 17	-	-	482
Impairment of property, plant and equipment	5, 11	612	3,772	733
Impairment of intangible assets	5, 12	1,596	5,833	4,624
Liabilities related to financial assets (reversal)/written off	5, 13	(800)	1,500	-
Gain on sale of business	8	-	(12,718)	-
Restructuring provision		361	-	-
Other non-cash items		2,505	257	269

Operating cash flows before changes in working capital		(9,276)	(9,176)	754
(Increase)/decrease in trade and other receivables		(2,368)	1,047	(966)
Increase in inventories		(1,742)	(971)	(877)
Increase/(decrease) in trade and other payables		8,185	(2,769)	181

Cash used in operations		(5,201)	(11,869)	(908)
Interest received		-	-	2
Income taxes received/(paid)		1,010	312	(15)

Net cash used in operating activities		(4,191)	(11,557)	(921)

Cash flows from investing activities

Payments to acquire intangible assets	12	(9,659)	(1,901)	(4,876)
Acquisition of property, plant and equipment	11	(405)	(803)	(1,101)
Payments to acquire financial asset	13	-	(700)	-
Proceeds from sale of business (net of transaction costs)	8	-	28,160	-
Payments to acquire trades or businesses	29	(12,904)	-	-

Net cash (used in)/generated by investing activities		(22,968)	24,756	(5,977)

Cash flows from financing activities
Issue of ordinary share capital including share premium (net of issuance costs)	19	7,391	-	25,336
Proceeds from shares to be issued		-	-	63
Net proceeds from senior secured term loan	23	30,176	5,000	80,015
Proceeds from convertible note issued	23	-	-	20,000
Expenses paid in connection with debt financing	23	-	(147)	(2,356)
Purchase of exchangeable notes	23	-	-	(86,730)
Repayment of senior secured term loan	23	-	(10,050)	(34,500)
Penalty for early settlement of term loan	23	-	(905)	(3,450)
Repayment of other loan		-	-	(23)
Interest paid on senior secured term loan		(5,946)	(7,314)	(6,424)
Interest paid on convertible note		(300)	(300)	(199)
Interest paid on exchangeable notes	28	(8)	(8)	(1,293)
Payment of lease liabilities	28	(2,503)	(2,318)	(2,761)

Net cash generated by/(used in) financing activities		28,810	(16,042)	(12,322)

Increase/(decrease) in cash and cash equivalents and short-term investments		1,651	(2,843)	(19,220)
Effects of exchange rate movements on cash held		(175)	(44)	(112)
Cash and cash equivalents and short-term investments at beginning of year		3,691	6,578	25,910

Cash and cash equivalents and short-term investments at end of year	18	5,167	3,691	6,578

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc (“the Company”) and its subsidiaries (together the “the Group”) are set out below.

i)	General information

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

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). The IFRS applied are those effective for accounting periods beginning January 1, 2024. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, in relation to the 2024 consolidated financial statements there are no differences regarding the effective date of new IFRS relevant to Trinity Biotech as issued by the IASB and as adopted by the EU. In relation to prior periods presented, none of the differences are relevant in the context of Trinity Biotech and the consolidated financial statements comply with IFRS both as issued by the IASB and as adopted by the EU.

iii)	Basis of preparation and going concern

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

As reflected in the accompanying consolidated financial statements, for the years ended December 31, 2024 and 2023, the Group recorded a loss of US$31.8 million and a loss of US$24.0 million, respectively. For the year ended December 31, 2024 we reported cash inflows of US1.7 million compared to cash outflows of US$2.8 million for 2023. As of December 31, 2024, we had net current assets of US$9.0 million but had an accumulated deficit in equity attributable to the equity holders of the Company of US$79.1 million.

We have made significant progress on a multi-year transformation plan aimed at improving profitability and simplifying our operating model. Key actions implemented include the consolidation and outsourcing of global manufacturing, closure of underutilized facilities, relocation of certain business support functions to lower-cost jurisdictions, and a reduction in overall headcount. These restructuring measures, largely completed by mid-2025, are expected to deliver significant annualized cost savings. Additionally, the Group retains further levers to manage liquidity if required, including deferring projected research and development spend.

A temporary decline in revenue occurred during the first four months of 2025, primarily due to transitional impacts associated with the Group’s restructuring initiatives, including the consolidation of manufacturing operations and the transfer of Point-of-Care/HIV products to a third-party contract manufacturing partner. These initiatives have since progressed materially. Sales were also affected by reduced HIV test volumes resulting from uncertainty surrounding potential changes to U.S. foreign aid policy following a presidential executive order. In light of these temporary factors, the Group sought and received a formal waiver from Perceptive in respect of the Q1 2025 minimum revenue covenant, to ensure that no breach occurred under the Perceptive credit facility. In May 2025, the Group signed a buy-sell agreement with a contract manufacturing partner. We also have obtained World Health Organisation (“WHO”) approval to commence assembly at the new site. It is expected that WHO approval for full production of our Trinscreen product to be received in July 2025, with approval for full production of our UniGold product expected in August 2025. The directors have alternative options and have prepared financial forecasts to address a scenario whereby WHO approval for production with our contract manufacturing partner takes longer than expected to achieve and the facility takes longer than expected to get up to full operational capacity. In such a scenario, management remain confident that all revenue covenants will be met through to 31 December 2025. In addition, the minimum revenue covenant thresholds for Q2, Q3 and Q4 2025 have been renegotiated to align with the Group’s updated forecasts. Accordingly, management is confident in the Group’s ability to maintain compliance with its debt covenants for the remainder of the going concern review period. Furthermore, Perceptive have a track record of supporting the Company and, when required, have provided covenant waivers and amendment of terms which indicates an appreciation of the Company’s circumstances in terms of our transformational plan for the business and temporary declines in revenue. If a similar need were to recur in the foreseeable future, management are confident of their continued support.

We have also launched a strategic realignment review of our businesses in partnership with Barclays Bank. This process, is expected to make significant progress by the end of 2025 and may generate material capital proceeds that can be potentially used to reduce debt and support investment, including CGM investment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

iii)	Basis of preparation (continued)

In addition, the Group has continued to benefit from strong support from Perceptive, its principal lender and largest investor. On December 23, 2024, we entered into the third amendment and restatement of the credit agreement governing the Term Loan. As part of this agreement, an additional US$2.0 million of funding was made available to us. We also agreed that certain interest payments payable in 2024 and 2025 would be paid-in-kind on the applicable payment date by increasing the outstanding principal amount of the Term Loan. In February 2025, we entered into a fourth amendment to the credit agreement, which provided for an additional US$4.0 million in term loan funding. On May 14, 2025, we entered into a fifth amendment to the credit agreement, which provided for a further US$2.0 million in funding, extended the maturity date of the Term Loan by six months from January 2026 to July 27, 2026, and confirmed that interest payments for the months of April, May, and June 2025 would be paid-in-kind. There are no material debt maturities until July 2026. These successive amendments demonstrate Perceptive’s continued support and demonstrate their willingness to flex terms to preserve liquidity while the Company continues to execute its updated strategy, including its comprehensive transformation plan.

Under the fifth amendment to the credit agreement, the minimum liquidity covenant was reduced to US$1 million through to October 31, 2025, after which it reverts to US$3 million. While management is confident in the Group’s ability to maintain compliance with this covenant, it is noted that the Group has planned significant R&D expenditure related to its CGM development program in the second half of 2025. However, the Group retains full discretion over the timing and phasing of these activities, which enables management to align expenditure with available funding and preserve liquidity if required.

In addition to lender support, our going concern forecasts include expected equity raises. These funds are expected to support ongoing CGM development activities. The Group has a strong track record of capital raising, including over US$7 million secured in 2024, and maintains active engagement with existing and potential investors. Management believes that the equity raise is achievable based on the Group’s strategic focus and transformation progress to date.

The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments including the amendment and restatement of the term loan with Perceptive, The directors believe that, based on currently available information and reasonable assumptions, the Group will be able to continue its operations for at least the next 12 months from the year-end date, and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

v)	Property, plant and equipment (continued)

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

vi)	Business combinations & goodwill

At the time of each transaction, the Group evaluates whether the acquisition constitutes a business combination in accordance with the definition in IFRS 3 Business Combinations. A business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return. The assessment considers whether the acquired set includes inputs and substantive processes that together significantly contribute to the ability to create outputs. Where such criteria are not met, the transaction is accounted for as an asset acquisition. Transactions assessed as asset acquisitions do not give rise to goodwill.

In respect of business combinations that have occurred since January 1, 2004 (being the transition date to IFRS), goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount recorded under Irish GAAP.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

vi)	Business combinations & goodwill (continued)

At the acquisition date, any goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the combination’s synergies. Following initial recognition, goodwill is stated at cost less any accumulated impairment losses and is not amortised but is tested annually for impairment.

This policy has been applied to acquisitions completed during the year, including the acquisition of the CGM assets of Waveform Technologies, Inc. in January 2024, and the acquisitions of EpiCapture Limited and Metabolomics Diagnostics Limited, further details of which are disclosed in Note 29 to the consolidated financial statements losses.

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

Intangible assets acquired as part of a business combination are capitalised separately from goodwill if the intangible asset meets the definition of an asset and the fair value can be reliably measured on initial recognition. In the case of recent acquisitions, the Group has recognised technology-based intangible assets, comprising know-how, trade secrets and similar intellectual property. These assets are classified as finite-lived and are initially recognised at fair value as determined by independent valuation.

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

Amortisation

Amortisation is charged to the statement of operations on a straight-line basis over the estimated useful lives of intangible assets, unless such lives are indefinite. Intangible assets are amortised from the date they are available for use in its intended market. The estimated useful lives are as follows:

• Capitalised development costs	15 years

• Patents and licences	6-15 years

• Other (including acquired customer and supplier lists)	6-15 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

vii)	Intangibles, including research and development (other than goodwill) (continued)

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

During the year ended December 31, 2024, the Group capitalised US$7.0 million in development costs related to newly acquired intangible assets. As the underlying intellectual property remains at a pre-commercialisation stage and is not yet available for use, amortisation has not commenced. Amortisation will begin when the assets are brought into use, in accordance with the Group’s stated policy.

Technology-based intangible assets acquired as part of business combinations are assigned finite useful lives in line with the Group’s amortisation policies, based on independent valuation reports. Amortisation of these assets will commence when they are available for use, i.e., when they are in the location and condition necessary for them to be capable of operating in the manner intended by management. For technology-based intangible assets acquired in 2024, amortisation has not commenced as the technologies have not yet been commercialised.

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

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash-generating unit level. The goodwill and indefinite-lived assets were reviewed for impairment at June 30, 2023, December 31, 2023, June 30, 2024 and December 31, 2024. See Note 12.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

viii)	Impairment (continued)

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

On initial recognition, a financial asset is classified as measured at amortised cost and subsequently measured using the effective interest rate (EIR) method and subject to impairment. Financial assets may also be initially measured at fair value with any movement being reflected through other comprehensive income or the Consolidated Statement of Operations.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by investment basis.

Where such an election is not made, and the investment is not held for trading, the equity instrument is classified as measured at fair value through profit or loss (FVTPL). Subsequent changes in fair value are recognised in the Consolidated Statement of Operations. During 2024, the Group acquired a strategic equity interest in an unlisted entity accounted for under this classification. Refer to Note 13.

Financial assets are written off when there is no reasonable expectation of recovery, such as when the debtor has entered bankruptcy, when collection efforts have been exhausted, or when the asset has been significantly past due (typically over 365 days) without any recent payments or active correspondence. The Group considers both quantitative factors (such as aging) and qualitative indicators (e.g., legal or insolvency proceedings) in making this assessment. Where receivables are written off but remain subject to enforcement activity, such as legal action or engagement with collection agencies, these efforts are continued until formally closed.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xii)	Trade and other payables

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

DECEMBER 31, 2024

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

If it is no longer reasonably assured that the terms of forgiveness will be met, any income previously recognised in respect of such a loan is reversed in the period in which the change in assessment occurs. Grants that compensate the Group for expenses incurred such as research and development, employment and training are recognised as income in the statement of operations on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognised in the statement of operations on a systematic basis over the useful life of the asset. R&D tax credits claimed from tax authorities are credited to the taxation line in the consolidated statement of operations.

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

Revenue is recognised on bill-and-hold transactions when all of the criteria in IFRS 15 are met, including: (i) the arrangement is at the customer’s request and has a substantive business reason; (ii) the products are separately identified as belonging to the customer; (iii) the products are ready for physical transfer to the customer; and (iv) the Group has no ability to use the products or redirect them to another customer. The Group assesses each bill-and-hold arrangement individually for compliance with these criteria. When all criteria are satisfied, control is deemed to have transferred and revenue is recognised.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xvi)	Revenue recognition (continued)

In obtaining these contracts, the Group incurs a number of incremental costs, such as sales bonus paid to sales staff commissions paid to distributors and royalty payments. As the amortisation period of these costs, if capitalised, would be less than one year, the Group makes use of the practical expedient in IFRS 15.94 and recognised them as expense as they are incurred.

A receivable is recognised when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

The Group’s obligation to provide a refund for faulty products under the standard warranty terms is recognised as a provision, see Note 22 for details.

xvi)	Other operating income

Other operating income primarily includes items of income that arise outside the normal course of business, including government grant income from forgiven loans, insurance proceeds, sublease income, and other non-recurring items. Income is recognised when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount can be measured reliably.

During the year ended December 31, 2024, other operating income included the reversal of $1.8 million previously recognised in relation to the forgiveness of Paycheck Protection Program (PPP) loans. This reversal was recognised following the commencement of a U.S. Department of Justice investigation regarding the eligibility of certain U.S. subsidiaries for loan forgiveness.

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

A majority of the revenue of the Group is generated in US Dollars. The Group’s management has determined that the US Dollar is the primary currency of the economic environment in which the Company and its subsidiaries (with the exception of the Group’s subsidiaries in Brazil, Canada and Sweden) principally operate. Thus, the functional currency of the Company and its subsidiaries (other than the Brazilian, Canadian and Swedish subsidiaries) is the US Dollar. The functional currency of the Brazilian entity is the Brazilian Real and the functional currency of the Canadian subsidiary is the Canadian Dollar.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xviii)	Foreign currency (continued)

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

Where Euro, Brazilian Real, or Canadian Dollar amounts have been referenced in this document, their corresponding US Dollar equivalent has also been included and these equivalents have been calculated with reference to the foreign exchange rates prevailing at December 31, 2024.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xxi)	Senior secured term loan (continued)

In accordance with IFRS 9, the Group assesses any changes to the contractual terms of its borrowings to determine whether such changes result in a substantial modification. A modification is considered substantial if the revised cash flows differ significantly from those of the original arrangement, in which case the original liability is derecognised and a new financial liability is recognised. If a modification is not substantial, the loan is remeasured using the original EIR, with any resulting gain or loss recognised in profit or loss.

During 2024, the Group amended the terms of its senior secured term loan; however, this was assessed under IFRS 9 and determined not to constitute a substantial modification. Refer to Note 23 for further details.

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

DECEMBER 31, 2024

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

Provisions for restructuring costs are recognised only when the Group has approved a detailed formal plan and has either commenced implementation or raised a valid expectation among those affected that the restructuring will be carried out. Under IAS 37, restructuring provisions must only include direct expenditures that are necessarily incurred by the restructuring and not associated with the ongoing activities of the business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

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

DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xxxiii)	New IFRS Standards

The following new accounting standards and interpretations became effective for annual periods beginning on or after 1 January 2024. The adoption of these standards did not have a material impact on the Group’s consolidated financial statements:

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

•	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

•	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

The Company is currently assessing the impact of the new standards and amendments on the Company’s accounting policy disclosure.

xxxiv)	Standards, amendments and interpretations to existing IFRS Standards that are not yet effective

The standards and amendments that have been issued but are not yet effective as at the date of issuance of the financial statements, and which may have an impact on the Group's financial statements in future periods, are listed below. The Group intends to adopt these standards, if applicable, when they become effective:

•	Lack of Exchangeability (Amendments to IAS 21), effective from 1 January 2025

•	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and 7), effective from 1 January 2026

•	Annual Improvements to IFRS Accounting Standards, effective from 1 January 2026

•	IFRS 18 ‘Presentation and Disclosure in Financial Statements’, effective from 1 January 2027

•	IFRS 19 ‘Subsidiaries without Public Accountability: Disclosures’, effective from 1 January 2027

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

2.	SEGMENT INFORMATION

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

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.

i)	The distribution of revenue by geographical area based on location of assets was as follows:

Revenue	Americas	Rest of World Ireland	Eliminations	Total
Year ended December 31, 2024	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	41,792	19,763	-	61,555
Inter-segment revenue	19,815	702	(20,517)	-

Total revenue	61,607	20,465	(20,517)	61,555

Revenue	Americas	Rest of World Ireland	Eliminations	Total
Year ended December 31, 2023	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	44,984	11,848	-	56,832
Inter-segment revenue	21,867	872	(22,739)	-

Total revenue	66,851	12,720	(22,739)	56,832

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

2.	SEGMENT INFORMATION (CONTINUED)

Revenue	Americas	Rest of World Ireland	Eliminations	Total
Year ended December 31, 2022	US$‘000	US$‘000	US$‘000	US$‘000
Revenue from external customers	50,508	12,013	-	62,521
Inter-segment revenue	26,110	828	(26,938)	-

Total revenue	76,618	12,841	(26,938)	62,521

ii)	The distribution of revenue by customers’ geographical area was as follows:

Revenue	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Americas	29,917	32,282	35,557
Asia / Africa	24,775	18,909	20,401
Europe (including Ireland) *	6,863	5,641	6,563

	61,555	56,832	62,521

*	Revenue from customers in Ireland is not disclosed separately due to the immateriality of these revenues.

iii)	The distribution of revenue by major product group was as follows:

Revenue	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Clinical laboratory goods	39,372	42,288	46,036
Clinical laboratory services	4,750	5,453	7,272
Point-of-care	17,433	9,091	9,213

	61,555	56,832	62,521

iv)	The group has recognised the following amounts relating to revenue in the consolidated statement of operations:

Revenue	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Revenue from contracts with customers	61,555	56,832	62,521

	61,555	56,832	62,521

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

2.	SEGMENT INFORMATION (CONTINUED)

(v)	Disaggregation of revenue from contracts with customers:

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following geographical areas:

Timing of revenue recognition	Americas	Rest of World Ireland	Total
Year ended December 31, 2024	US$‘000	US$‘000	US$‘000
At a point in time	41,536	19,763	61,299
Over time	256	-	256

Total	41,792	19,763	61,555

Timing of revenue recognition	Americas	Rest of World Ireland	Total
Year ended December 31, 2023	US$‘000	US$‘000	US$‘000
At a point in time	44,692	11,848	56,540
Over time	292	-	292

Total	44,984	11,848	56,832

Timing of revenue recognition	Americas	Rest of World Ireland	Total
Year ended December 31, 2022	US$‘000	US$‘000	US$‘000
At a point in time	50,174	12,013	62,187
Over time	334	-	334

Total	50,508	12,013	62,521

(vi)	The Group derives revenue from the transfer of goods and services over time and at a point in time based on customers’ geographical area as follows:

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2024	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	29,661	24,775	6,863	61,299
Over time	256	-	-	256

Total	29,917	24,775	6,863	61,555

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2023	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	31,990	18,909	5,641	56,540
Over time	292	-	-	292

Total	32,282	18,909	5,641	56,832

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

2.	SEGMENT INFORMATION (CONTINUED)

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2022	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	35,223	20,401	6,563	62,187
Over time	334	-	-	334

Total	35,557	20,401	6,563	62,521

(vii)	The distribution of segment results by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2024	US$‘000	US$‘000	US$‘000	US$‘000
Result before restructuring costs, impairment and unallocated expenses	(2,503)	(9,386)	(315)	(12,204)
Restructuring costs	(2,025)	(2,156)		(4,181)
Impairment charges	(612)	(796)	-	(1,408)

Result after impairment	(5,140)	(12,338)	(315)	(17,793)
Unallocated expenses *				(3,372)

Operating loss				(21,165)
Net financing expense (Note 6)				(9,565)

Loss before tax				(30,730)
Income tax credit (Note 7)				(486)

Loss for the year on continuing operations				(31,216)
Loss for the year on discontinued operations (Note 8)				(573)

Loss for the year				(31,789)

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2023	US$‘000	US$‘000	US$‘000	US$‘000
Result before restructuring costs, impairment and unallocated expenses	(4,365)	(7,886)	(104)	(12,355)
Impairment charges	(11,105)	-	-	(11,105)

Result after impairment	(15,470)	(7,886)	(104)	(23,460)
Unallocated expenses *				(3,585)

Operating loss				(27,045)
Net financing expense (Note 6)				(9,882)

Loss before tax				(36,927)
Income tax charge (Note 7)				59

Loss for the year on continuing operations				(36,868)
Profit for the year on discontinued operations (Note 8)				12,850

Loss for the year				(24,018)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2022	US$‘000	US$‘000	US$‘000	US$‘000
Result before restructuring costs, impairment and unallocated expenses	(5,892)	(5,112)	(33)	(11,037)
Impairment	(2,331)	(3,508)	-	(5,839)

Result after impairment	(8,223)	(8,620)	(33)	(16,876)
Unallocated expenses *				(2,473)

Operating loss				(19,349)
Net financing expense (Note 6)				(24,431)

Loss before tax				(43,780)
Income tax credit (Note 7)				194

Loss for the year on continuing operations				(43,586)
Profit for the year on discontinued operations (Note 8)				2,577

Loss for the year				(41,009)

*	Unallocated expenses represent head office general and administration costs of the Group, which cannot be allocated to the results of any specific geographical area.

viii)	The distribution of segment assets and segment liabilities by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2024	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	32,798	61,254	-	94,052
Unallocated assets:
Income tax assets (current and deferred)				4,071
Cash and cash equivalents and short-term investments				5,167

Total assets as reported in the Group balance sheet				103,290

Segment liabilities	84,863	48,621	62	133,546
Unallocated liabilities:
Income tax liabilities (current and deferred)				4,925

Total liabilities as reported in the Group balance sheet				138,471

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2023	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	26,230	26,023	-	52,253
Unallocated assets:
Income tax assets (current and deferred)				3,491
Cash and cash equivalents and short-term investments				3,691

Total assets as reported in the Group balance sheet				59,435

Segment liabilities	49,398	31,387	20	80,805
Unallocated liabilities:
Income tax liabilities (current and deferred)				2,579

Total liabilities as reported in the Group balance sheet				83,384

ix)
The distribution of long-lived assets, which are property, plant and equipment, goodwill and intangible assets and other non-current assets (excluding deferred tax assets and derivative financial instruments), by geographical area was as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000
Rest of World – Ireland	43,504	12,448
Americas	14,943	5,793

	58,447	18,241

x)	The distribution of depreciation and amortisation by geographical area was as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Depreciation:
Rest of World – Ireland	160	162	123
Americas	515	668	1,282

	675	830	1,405

Amortisation:
Rest of World – Ireland	770	458	89
Americas	420	487	800

	1,190	945	889

xi)	The distribution of share-based payment expense by geographical area was as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Rest of World – Ireland	843	1,650	632
Americas	473	419	1,123

	1,316	2,069	1,755

See Note 20 for further information on share-based payments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

2.	SEGMENT INFORMATION (CONTINUED)

xii)	The distribution of taxation (expense)/credit by geographical area was as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Rest of World – Ireland	(5)	(385)	286
Rest of World – Other	9	(235)	(4)
Americas	(490)	679	(88)

	(486)	59	194

xiii)	During 2024, 2023 and 2022 there were no customers generating 10% or more of total revenues.

xiv)	The distribution of capital expenditure by geographical area was as follows:

	December 31 2024 US$‘000	December 31, 2023 US$‘000
Rest of World – Ireland	37,929	251
Americas	2,753	2,547

	40,682	2,798

Capital expenditure for the year ended December 31, 2024 includes significant additions arising from the acquisitions of Waveform assets, EpiCapture Limited, and Metabolomics Diagnostic Limited (see Note 29). In addition, capitalised development costs increased from US$1.8 million in 2023 to US$8.6 million in 2024, reflecting investment in development of newly acquired intangible assets.

3.	EMPLOYMENT

The average number of persons employed by the Group in continuing operations is as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Research and development	33	23	26
Administration and sales	82	99	105
Manufacturing and quality	286	258	253

	401	380	384

The average number of employees, including discontinued operations, was 401 (2023: 383; 2022: 398).

Employment costs charged in the consolidated statement of operations for continuing operations are analysed as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Wages and salaries	25,570	23,718	22,364
Social welfare costs	2,219	2,061	1,965
Pension costs	451	508	347
Share-based payments	1,316	2,069	1,755
Restructuring cost	596	485	274

	30,152	28,841	26,705

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

3.	EMPLOYMENT (CONTINUED)

Employment costs are shown net of capitalisations and Irish government wage subsidies. There were no Irish government wage subsidies netted against employment costs in the year ended December 31, 2024.  Total employment costs, inclusive of amounts capitalised for wages and salaries, social welfare costs and pension costs, for the year ended December 31, 2024, amounted to US$33,584,000 (2023: US$29,975,000) (2022: US$27,528,000). Total share-based payments in the balance sheet amounted to US$1,316,000 for the year ended December 31, 2024 (2023: US$2,069,000) (2022: US$1,755,000). See Note 20 for further details.

Employment costs including discontinued operations, are analysed as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Wages and salaries	25,570	24,343	23,608
Social welfare costs	2,219	2,097	2,036
Pension costs	451	510	352
Share-based payments	1,316	2,069	1,755
Restructuring cost	596	485	274

	30,152	29,504	28,025

The Group operates defined contribution pension schemes for certain of its full-time employees. The benefits under these schemes are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income in respect of continuing operations amounted to US$451,000 (2023: US$508,000) (2022: US$347,000). The pension accrual for the Group at December 31, 2024 was US$nil (2023: US$56,000) (2022: US$44,000).

4.	OTHER OPERATING (EXPENSE) / INCOME

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Other income	40	138	-
Rental income from premises	-	3	3
Government supports	(1,827)	-	7
Government grants	-	-	333

	(1,787)	141	343

The other income for year ended December 31, 2024 relates to income from a transition services agreement with the acquirers of Fitzgerald Industries for the provision of bookkeeping and I.T. services.

In October 2024, the Company was notified that it is the subject of a U.S. Department of Justice (DOJ) investigation relating to second-round Paycheck Protection Program (PPP) loans received by certain U.S. subsidiaries. At year-end, a payable of US$2,165,000 was recognised, covering the US$1,827,000 in loans and estimated interest of US$338,000. As the original loan income was recognised in other operating income, the reversal to the extent of the loan to be repaid has been recorded as a corresponding charge to other operating (expense)/income, noted as “Government supports”. The interest costs incidental to the loan repayment has been charged to finance costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

5.	IMPAIRMENT, RESTRUCTURING AND ONCE OFF COSTS

Impairment charges

In accordance with IAS 36, Impairment of Assets, the Company carries out periodic impairment reviews of the asset valuations. A number of factors impacted this calculation including the Company’s market capitalization during the year ended December 31 2024, the cost of capital, cash flow projections and net asset values across each of the Company’s cash-generating units.

The impact of the above items on the consolidated statement of operations for the year ended December 31, 2024, 2023, and 2022 are as follows:

	December 31,	December 31,	December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000
Selling, general & administration expenses
Impairment of PP&E (Note 11)	612	3,772	733
Impairment of goodwill and other intangible assets (Note 12)	1,596	5,833	4,624
Impairment of prepayments (Note 17)	-	-	482
(Reversal)/Impairment of financial assets (Note 13)	(800)	1,500	-

Total impairment loss	1,408	11,105	5,839

Restructuring costs

During the year ended December 31, 2024, the Group undertook a comprehensive business transformation program aimed at improving long-term operational efficiency and aligning the organization with its strategic priorities. These changes were previously communicated to the market and include operationally profitability measures, organizational realignment, and changes to business unit structures.

As a result, the Group recognized restructuring costs of US$4.2 million (2023: US$nil) (2022: US$nil) which are presented separately in the consolidated statement of operations within ‘Selling, general and administrative expenses – Restructuring costs’.

The restructuring costs incurred during the year comprised the following:

December 31,
2024
US$’000
Nature of cost
Personnel related costs	1,216
Outsourcing costs	754
Site transfer costs	1,281
Inventory related costs	772
Other restructuring costs	158

Total restructuring costs	4,181

Included within Site transfer costs above is US$356,000 related to the impairment of plant & equipment arising as part of the restructuring program. Refer to Note 11. We have provided for additional restructuring costs of US$1.6 million as at December 31, 2024 (see Note 22).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

5.	IMPAIRMENT, RESTRUCTURING AND ONCE OFF COSTS (CONTINUED)

Once off costs

During the year ended 31 December 2024, the Company incurred exceptional, non-trading costs totaling US$1.9 million, which is made up as follows:

In October 2024, the Company issued 650,000 American Depositary Shares (“ADSs”) to a corporate finance advisor as a non-refundable retainer fee in respect of advisory services provided in connection with a planned future equity raise. The fair value of the ADSs issued, amounting to US$1.1 million, was recognized directly in equity, with a corresponding charge recorded within the consolidated statement of operations as an exceptional cost.

During the year, the Company recognized a provision of US$0.7 million in respect of a legacy matter currently subject to resolution. Owing to the sensitive nature of ongoing discussions, further disclosure has been withheld in accordance with IAS 37.92, as the Directors believe such disclosure could seriously prejudice the Company’s position.

6.	FINANCIAL INCOME AND EXPENSES

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Financial income:
Non-cash financial income	-	1,171	303

Financial expense:
Interest on leases (Note 24)	(592)	(624)	(647)
Loss on disposal of exchangeable notes (Note 23)	-	-	(9,678)
Penalty for early partial settlement of senior secured term loan (Note 23,28)	-	(905)	(3,450)
Cash interest payable on senior secured term loan	(6,293)	(7,289)	(7,039)
Cash interest payable on convertible note	(300)	(300)	(199)
Cash interest on exchangeable notes	(8)	(8)	(296)
Cash interest payable on PPP loans (Note 4)	(338)	-	-
Non-cash interest on exchangeable notes	-	-	(84)
Non-cash interest on senior secured term loan (Note 23)	(2,355)	(1,131)	(2,772)
Non-cash interest on convertible note	(859)	(796)	(495)
Non-cash financial expense	(1,172)	-	(74)
Unwinding of discount on deferred contingent consideration	(53)	-	-
Capitalisation of borrowing costs	2,085	-	-
Non-cash loan modification gain (Note 23,28)	3,567	-	-
Capitalisation of unpaid interest on term loan	(3,247)	-	-

	(9,565)	(11,053)	(24,734)

Net financing expense	(9,565)	(9,882)	(24,431)

For more information on the senior secured term loan, convertible note and exchangeable notes, refer to Note 23 Interest-Bearing Loans and Borrowings.

Non-cash financial expense relates to the fair value loss on warrant liabilities during the year. Refer to Note 23 for further details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

7.	INCOME TAX (EXPENSE)/CREDIT

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Current tax expense/(credit)
Irish Corporation tax	21	-	(336)
Foreign taxes (a)	254	462	(5)
Adjustment in respect of prior years	10	(198)	61

Total current tax expense/(credit)	285	264	(280)

Deferred tax credit (b)
Origination and reversal of temporary differences (see Note 14)	(41)	(547)	324
Origination and reversal of net operating losses (see Note 14)	242	224	(238)

Total deferred tax charge/(credit)	201	(323)	86

Total income tax charge/(credit) on continuing operations in statement of operations	486	(59)	(194)

Tax charge on discontinued operations (see Note 8)	-	-	2

Total tax charge/(credit)	486	(59)	(192)

(a)	In 2024, the foreign taxes relate primarily to Luxembourg and Canada.

(b)
In 2024, there was a deferred tax credit of US$43,000 (2023: charge of US$174,000) (2022: charge of US$109,000) recognised in respect of Ireland and a deferred tax charge of US$244,000 (2023: credit of US$497,000) (2022: credit of US$26,000) recognised in respect of overseas tax jurisdictions.

Effective tax rate	December 31, 2024	December 31, 2023	December 31, 2022
Loss before taxation – continuing operations (US$‘000)	(30,730)	(36,927)	(43,780)
As a percentage of loss before tax:
Current tax %	(0.93)%	(0.72)%	(0.64)%
Total (current and deferred) %	(1.58)%	(0.16)%	(0.44)%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

7.	INCOME TAX (EXPENSE)/CREDIT (CONTINUED)

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective total tax rate for the Group:

	December 31, 2024	December 31, 2023	December 31, 2022
Irish corporation tax	(12.5)%	(12.5)%	(12.5)%
Effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised (a)	15.89%	17.19%	10.97%
Effect of tax rates on overseas earnings	6.63%	(7.82)%	(7.30)%
Effect of Irish income taxable at higher tax rate	(4.09)%	2.62%	3.93%
Adjustments in respect of prior years	0.04%	(0.53)%	0.14%
R&D tax credits	-	-	(0.75)%
Other items (b)	(7.55)%	0.88%	5.07%

Effective tax rate	(1.58)%	(0.16)%	(0.44)%

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

The distribution of loss before taxes by geographical area was as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Rest of World – Ireland	(17,296)	(12,922)	(22,354)
Rest of World – Other	(315)	(104)	(33)
Americas	(13,119)	(23,901)	(21,393)

	(30,730)	(36,927)	(43,780)

At December 31, 2024, the Group had unutilised net operating losses for continuing operations as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Rest of World – Ireland	107,093	69,851	62,731
Rest of World – Other	52,852	52,511	448
Americas	22,866	13,840	12,778

	182,811	136,202	75,957

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

7.	INCOME TAX (EXPENSE)/CREDIT (CONTINUED)

At December 31, 2024, the Group had unrecognised deferred tax assets in respect of unused tax losses and unused tax credits as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Rest of World – Ireland – unused tax losses	13,275	8,464	7,489
Rest of World – Other – unused tax losses	14,777	14,701	124
Americas – unused tax losses	2,149	3,395	3,163
Americas – unused tax credits	5,702	5,806	4,658

Unrecognised deferred tax asset	35,903	32,366	15,434

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

8.	(LOSS)/PROFIT FOR THE YEAR ON DISCONTINUED OPERATIONS

In April 2023, the Company announced the sale of its Fitzgerald Industries life sciences supply business, consisting of Benen Trading Ltd and Fitzgerald Industries International, Inc, to Biosynth for cash proceeds of approximately US$30 million subject to customary adjustments. The results of Fitzgerald Industries were presented as discontinued operations in the 2023 financial statements.

During 2024, the Company recognised additional costs related to the 2023 disposal of Fitzgerald Industries, following a settlement agreement with Biosynth that was finalised prior to year-end and formally signed in January 2025. A provision of US$150,000 was recorded in respect of the full and final settlement of all post-completion claims. In addition, outstanding receivables of US$423,000 from Biosynth relating to completion account adjustments were written off as unrecoverable under the terms of the settlement.

The operating profit for the discontinued operations are summarised as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Revenue	-	2,784	12,258
Operating expenses	-	(2,652)	(9,679)
Tax expense (Note 7)	-	-	(2)

Profit from operating activities	-	132	2,577

(Loss)/Gain on sale of discontinued operations	(573)	12,718	-

(Loss)/Profit for the year from discontinued operations	(573)	12,850	2,577

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

8.	(LOSS)/PROFIT FOR THE YEAR ON DISCONTINUED OPERATIONS (CONTINUED)

The net cashflows generated from discontinued operations are as follows:

	December 31, 2024	December 31, 2023
	US$’000	US$’000

Cash received from sale of the discontinued operations net of transaction costs	-	28,935
Cash sold as a part of discontinued operations	-	(775)
Net cash inflow on date of disposal	-	28,160

The following amounts relating to the Biosynth transaction were recognised in 2024 as post-disposal adjustments, reflecting the write-off of receivables and provision for settlement costs:

	Net assets disposed in 2023	Post disposal adjustment	Net assets disposed/adjusted
	US$‘000	US$‘000	US$‘000

Property plant & equipment	103	-	103
Goodwill and intangible assets	14,123	-	14,123
Inventory	1,160	-	1,160
Cash	775	-	775
Trade and other receivables	1,309	(423)	886
Trade and other payables	(864)	(150)	(1,014)
Lease liabilities	(106)	-	(106)
Current corporation tax	(2)	-	(2)
Deferred tax liability	(195)	-	(195)
Total net assets disposed	16,303	(573)	15,730

The consideration from the sale of Fitzgerald Industries which was receivable as at December 31, 2024 was US$Nil (2023: US$373,000) (refer to Note 17).

Basic (loss)/earnings per ordinary share – discontinued operations

Basic (loss)/earnings per ordinary share for discontinued operations is computed by dividing the profit/ (loss) after taxation on discontinued operations of US$(573,000), (2023: US$12,850,000) (2022: US$2,577,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue as at December 31, 2024, this amounted to 359,193,482 shares (2023: 153,099,405 shares) (2022: 134,939,327 shares), see Note 10 for further details.

Diluted (loss)/earnings/ per ordinary share – discontinued operations

Diluted (loss)/earnings per ordinary share for discontinued operations is computed by dividing the profit/ (loss) after taxation on discontinued operations of US$(573,000), (2023: US$12,850,000) (2022: US$2,577,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 404,096,277 shares (2023: 178,016,062 shares) (2022: 155,498,651 shares), see Note 10 for further details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

8.	(LOSS)/PROFIT FOR THE YEAR ON DISCONTINUED OPERATION (CONTINUED)

	December 31, 2024	December 31, 2023	December 31, 2022
Basic (loss)/earnings per ‘A’ share (US Dollars) – discontinued operations	(0.00)	0.08	0.02
Diluted (loss)/earnings per ‘A’ share (US Dollars) – discontinued operations	(0.00)	0.07	0.02

Basic (loss)/earnings per ADS – discontinued operations

In February 2024, the Company changed the ratio of the ADSs representing its ‘A’ ordinary shares from one (1) ADS representing four (4) ‘A’ ordinary shares to one (1) ADS representing twenty (20) ‘A’ ordinary shares.

Basic earnings per ADS for discontinued operations is computed by dividing the profit/(loss) after taxation on discontinued operations of US$(573,000), (2023: US$12,850,000) (2022: US$2,577,000) for the financial year by the weighted average number of ADS in issue of 17,959,674 (2023: 7,654,970) (2022: 6,746,966), see Note 10 for further details.

Diluted (loss)/earnings per ADS – discontinued operations

Diluted earnings per ADS for discontinued operations is computed by dividing the profit/ (loss) after taxation on discontinued operations of US$(573,000), (2023: US$12,850,000) (2022: US$2,577,000) for the financial year, by the diluted weighted average number of ADS in issue of 20,204,814 (2023: 8,900,803) (2022: 7,774,933), see Note 10 for further details.

	December 31, 2024	December 31, 2023	December 31, 2022
Basic (loss)/earnings per ADS (US Dollars) – discontinued operations	(0.03)	1.68	0.38
Diluted (loss)/earnings per ADS (US Dollars) – discontinued operations	(0.03)	1.44	0.33

Cash flows

The cash flows attributable to discontinued operations are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
	US$000	US$000	US$000
Cash (outflow)/inflow from operating activities	-	(177)	3,798
Cash inflow from investing activities	-	28,160	-
Cash outflow from financing activities	-	-	(10,800)

There were no cash inflows from discontinued operations during the year ended December 31, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

9.	LOSS BEFORE TAX

The following amounts were charged / (credited) to the statement of operations:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Directors’ emoluments (including non- executive directors):
Remuneration	1,454	2,058	1,639
Pension	39	26	24
Share based payments (Note 26)	931	1,601	1,707
Auditor’s remuneration
Audit fees	1,082	861	888
Tax fees	175	407	89
Depreciation (Note 11) [1]	675	830	1,405
Amortisation (Note 12)	1,190	945	889
Loss on the disposal of property, plant and equipment	-	-	2
Net foreign exchange differences	376	336	(1,210)

1 In 2024, US$204,000 was capitalised to research and development projects (2023: US$Nil) (2022: US$Nil).

Depreciation for discontinued operations for the year ended December 31, 2024 is US$Nil (2023: US$1,000) (2022:US$5,000)

Amortisation for discontinued operations for the year ended December 31, 2024 is US$Nil (2023: US$1,000) (2022:US$34,000).

10.	LOSS PER SHARE

Basic loss per ordinary share

Basic loss per ordinary share is calculated by dividing the net loss attributable to owners of the parent of US$31,789,000 (2023: loss of US$24,018,000) (2022: loss of US$41,009,000) by the weighted average number of ‘A’ ordinary shares in issue, net of any Treasury Shares, during the year. Basic loss per ordinary share from continuing operations is calculated by dividing the loss from continuing operations attributable to owners of the parent of US$31,216,000 (2023: loss of US$36,868,000) (2022: loss of US$43,586,000) by the weighted average number of ‘A’ ordinary shares in issue, net of any Treasury Shares, during the year.

As at December 31, 2024, the number of ‘A’ ordinary shares for the purposes of the calculation of basic loss per share are 359,193,482 shares (2023: 153,099,405 shares) (2022: 134,939,327 shares).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

10.	LOSS PER SHARE (CONTINUED)

	December 31, 2024	December 31, 2023	December 31, 2022
‘A’ ordinary shares	359,193,482	153,099,405	134,939,327

Basic loss per share denominator	359,193,482	153,099,405	134,939,327

Reconciliation to weighted average loss per share denominator:
Number of ‘A’ ordinary shares at January 1 (Note 19)	165,865,882	164,985,882	96,162,410
Weighted average number of ‘A’ ordinary shares issued during the year*	205,883,200	669,123	51,332,517
Weighted average number of treasury shares	(12,555,600)	(12,555,600)	(12,555,600)

Basic loss per share denominator	359,193,482	153,099,405	134,939,327

*The weighted average number of shares issued during the year is calculated by taking the number of shares issued multiplied by the number of days in the year each share is in issue, divided by 365 days.

Diluted loss per ordinary share

Diluted loss per ordinary share is calculated by dividing the net loss attributable to owners of the parent by the weighted average number of ‘A’ ordinary shares in issue, net of any Treasury Shares, during the year, plus the weighted average number of ‘A’ ordinary shares that would be issued on the conversion of all the dilutive potential ‘A’ ordinary shares into ‘A’ ordinary shares. As the potentially dilutive instruments were anti-dilutive in all periods presented, basic loss per ‘A’ ordinary share and diluted loss per ‘A’ ordinary share are equivalent.

The following potential ‘A’ ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ‘A’ ordinary shares for the purposes of calculating diluted loss per ‘A’ ordinary share.

	December 31, 2024	December 31, 2023	December 31, 2022
Potentially Dilutive Instruments:
Issuable on exercise of options (Note 20)	-	186,908	2,752,153
Issuable on exercise of warrants to Perceptive (Note 23)	20,173,151	-	-
Issuable on conversion of Exchangeable notes (Note 23)	38,391	38,391	1,436,463
Issuable on conversion of Convertible notes (Note 23)	24,691,358	24,691,358	16,370,709

Total number of potentially dilutive instruments excluded from the weighted average number of ‘A’ ordinary shares in calculating dilutive loss per ‘A’ ordinary share	44,902,900	24,916,657	20,559,325

Of the ‘A’ ordinary shares issuable on exercise of options, NIL are contingently issuable as their issue is contingent upon satisfaction of specified performance conditions in addition to the passage of time. The conditions governing their exercisability have not been satisfied as at the end of the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

10.	LOSS PER SHARE (CONTINUED)

Loss per ADS

In February 2024, the Company changed the ratio of the ADSs representing its ‘A’ ordinary shares from one (1) ADS representing four (4) ‘A’ ordinary shares to one (1) ADS representing twenty (20) ‘A’ ordinary shares.

Basic loss per ADS is calculated by dividing the loss attributable to owners of the parent of US$31,789,000 (2023: loss of US$24,018,000) (2022: loss of US$41,009,000) by the weighted average number of ADS in issue, net of any Treasury Shares, during the year. Basic loss per ADS from continuing operations is calculated by dividing the loss of US$31,216,000 (2023: loss of US$36,868,000) (2022: loss of US$43,586,000) by the weighted average number of ADS in issue, net of any Treasury Shares, during the year.

As at December 31, 2024, the number of ADS for the purposes of the calculation of basic loss per ADS were 17,959,674 ADS (2023: 7,654,970 ADS) (2022: 6,746,966 ADS).

	December 31, 2024	December 31, 2023	December 31, 2022
ADS	17,959,674	7,654,970	6,746,966

Basic loss per ADS denominator	17,959,674	7,654,970	6,746,966

Reconciliation to weighted average loss per ADS denominator:
Number of ADS at January 1 (Note 19)	8,293,294	8,249,294	4,808,120
Weighted average number of shares issued during the year*	10,294,160	33,456	2,566,626
Weighted average number of treasury shares	(627,780)	(627,780)	(627,780)

Basic loss per ADS denominator	17,959,674	7,654,970	6,746,966

*The weighted average number of ADSs issued during the year is calculated by taking the number of ADSs issued multiplied by the number of days in the year each share is in issue, divided by 365 days.

Diluted loss per ADS

Diluted loss per ADS is calculated by dividing the net loss attributable to owners of the parent by the weighted average number of ADS in issue, net of any Treasury Shares, during the year, plus the weighted average number of ADS that would be issued on the conversion of all the dilutive potential ADS into ADS. As the potentially dilutive instruments were anti-dilutive in all periods presented, basic loss per ADS and diluted earnings per ADS are equivalent.

The following potential ADS are anti-dilutive and are therefore excluded from the weighted average number of ADS for the purposes of calculating dilutive (loss)/earnings per ADS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

10.	LOSS PER SHARE (CONTINUED)

	December 31, 2024	December 31, 2023	December 31, 2022
Potentially Dilutive Instruments:
Issuable on exercise of options (Note 20)	-	9,345	137,608
Issuable on exercise of warrants to Perceptive (Note 23)	1,008,658	-	-
Issuable on conversion of Exchangeable notes (Note 23)	1,920	1,920	71,823
Issuable on conversion of Convertible notes (Note 23)	1,234,568	1,234,568	818,535

Total number of potentially dilutive instruments excluded from the weighted average number of ADS in calculating dilutive loss per ADS	2,245,146	1,245,833	1,027,966

Of the ADS issuable on exercise of options, NIL are contingently issuable as their issue is contingent upon satisfaction of specified performance conditions in addition to the passage of time. The conditions governing their exercisability have not been satisfied as at the end of the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

11.	PROPERTY, PLANT AND EQUIPMENT

	Land & Buildings US$‘000	Leasehold Improvements US$‘000	Computer & Office Equipment US$‘000	Plant & Equipment, Vehicles US$‘000	Total US$‘000
Cost
At January 1, 2023	24,682	2,701	4,540	33,683	65,606
Additions	55	87	173	596	911
Disposals or retirements	(480)	(40)	(115)	(220)	(855)
Reallocations/ reclassifications	-	(8)	8	-	-
Exchange adjustments	11	20	6	370	407

At December 31, 2023	24,268	2,760	4,612	34,429	66,069

At January 1, 2024	24,268	2,760	4,612	34,429	66,069
Additions#	752	-	150	478	1,380
Additions through acquisition (Note 29)	-	51	582	740	1,373
Disposals or retirements	-	-	-	(14)	(14)
Remeasurement of ROU assets	1,764	-	-	-	1,764
Reallocations/ reclassifications	-	-	-	53	53

At December 31, 2024	26,784	2,811	5,344	35,686	70,625

Accumulated depreciation and Impairment losses
At January 1, 2023	(21,885)	(2,284)	(4,178)	(31,577)	(59,924)
Charge for the year (Note 9)	(272)	(64)	(178)	(317)	(831)
Disposals or retirements	385	38	115	213	751
Impairment losses	(2,246)	(339)	(101)	(1,086)	(3,772)
Exchange adjustments	(4)	(20)	(7)	(370)	(401)

At December 31, 2023	(24,022)	(2,669)	(4,349)	(33,137)	(64,177)

At January 1, 2024	(24,022)	(2,669)	(4,349)	(33,137)	(64,177)
Charge for the year (Note 9)	(325)	(58)	(283)	(9)	(675)
Disposals or retirements	-	-	(5)	-	(5)
Impairment losses*	(410)	(1)	(80)	(477)	(968)
Reallocations/ reclassifications	-	-	-	(179)	(179)

At December 31, 2024	(24,757)	(2,728)	(4,717)	(33,802)	(66,004)

Carrying amounts
At December 31, 2024	2,027	83	627	1,884	4,621

At December 31, 2023	246	91	263	1,292	1,892

The assets of the Group are pledged as security for the senior secured term loan from Perceptive Advisors.

#  Additions include US$0.9 million additions in ROU assets.

*  The total impairment charge recognised against Property, Plant & Equipment during the year was US$1.0 million. Of this, US$0.6 million, corresponding to the impairment loss allocated to property, plant and equipment as described above, is presented within ‘Impairment Charges’ in the Consolidated Statement of Operations. The remaining US$0.4 million is included within ‘Restructuring Costs’ (see Note 5).

Remeasurement of ROU assets during the year includes adjustments arising from rent reviews on leased properties in Bray, Ireland. These relate to leases with a related party, Mr. O’Caoimh, and reflect revised future lease payments following independent valuations. Further details are provided in Note 26 – Related Party Transactions

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

11.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Right-of-use assets

Additional information on the right-of-use assets by class of assets is as follows:

	Carrying amount At December 31, 2024	Depreciation Charge Year ended December 31, 2024	Impairment Charge Year ended December 31, 2024
	US$000	US$000	US$000
Buildings	2,126	(325)	(356)
Computer equipment	72	(56)	(43)

	2,198	(381)	(399)

	Carrying amount At December 31, 2023	Depreciation Charge Year ended December 31, 2023	Impairment Charge Year ended December 31, 2023
	US$000	US$000	US$000
Buildings	229	(196)	(1,930)
Computer equipment	166	(51)	-
Plant and Equipment, vehicles	-	(26)	(86)

	395	(273)	(2,016)

Income from sub-letting right-of-use buildings amounted to US$nil in the year ended December 31, 2024 (2023: US$3,000).

Right-of-Use assets at 31 December 2024	No. of Right-of-Use leased assets	Range of remaining term in years	Average remaining lease term (years)	No. of Leases with extension options	No. of Leases with options to purchase	No. of leases with variable payments linked to index	No. of leases with termination options
Building	10	0 to 9	3	1	-	-	-
Vehicle	22	0 to 2	1	-	22	-	22
I.T. and office equipment	6	2 to 5	3	-	-	-	-

Right-of-Use assets at 31 December 2023	No. of Right-of-Use leased assets	Range of remaining term in years	Average remaining lease term (years)	No. of Leases with extension options	No. of Leases with options to purchase	No. of leases with variable payments linked to index	No. of leases with termination options
Building	7	1 to 10	5	1	-	-	-
Vehicle	22	1 to 3	2	-	22	-	22
I.T. and office equipment	5	3	3	-	-	-	-

The details of the impairment review are described in Note 12. When an impairment loss is identified in a cash-generating unit, it must be first allocated to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. In this manner, an impairment loss of US$0.6 million was allocated to property, plant and equipment as at December 31, 2024 (2023: US$3.8 million). The recoverable amount of property, plant and equipment was determined to be the value in use of each cash-generating unit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

12.	GOODWILL AND INTANGIBLE ASSETS

	Goodwill US$‘000	Development costs US$‘000	Patents and licenses US$‘000	Technology based intangibles US$‘000	Other US$‘000	Total US$‘000
Cost
At January 1, 2023	79,182	125,584	8,729	-	33,580	247,075
Additions	-	1,758	19	-	110	1,887
Disposals or retirements	(12,591)	-	-	-	(14,488)	(27,079)
Reclassifications	54	-	(54)	-	-	-
Exchange adjustments	-	23	-	-	-	23

At December 31, 2023	66,645	127,365	8,694	-	19,202	221,906

At January 1, 2024	66,645	127,365	8,694	-	19,202	221,906
Additions	-	8,582	1	-	2,280	10,863
Additions through acquisition	13,839	122	-	13,105	-	27,066
Disposals or retirements	-	(70)	-	-	-	(70)

At December 31, 2024	80,484	135,999	8,695	13,105	21,482	259,765

Accumulated amortisation and Impairment losses
At January 1, 2023	(66,645)	(108,576)	(8,570)	-	(28,015)	(211,806)
Charge for the year (Note 9)	-	(753)	30	-	(223)	(946)
Disposals or retirements	-	-	-	-	12,956	12,956
Impairment losses (Note 5)	-	(2,926)	(9)	-	(2,898)	(5,833)
Exchange adjustments	-	(7)	-	-	-	(7)

At December 31, 2023	(66,645)	(112,262)	(8,549)	-	(18,180)	(205,636)

At January 1, 2024	(66,645)	(112,262)	(8,549)	-	(18,180)	(205,636)
Charge for the year (Note 9)	-	(1,190)	-	-	-	(1,190)
Impairment losses (Note 5)	-	(1,596)	-	-	-	(1,596)

At December 31, 2024	(66,645)	(115,048)	(8,549)	-	(18,180)	(208,422)

Carrying amounts
At December 31, 2024	13,839	20,951	146	13,105	3,302	51,343

At December 31, 2023	-	15,103	145	-	1,022	16,270

The assets of the Group are pledged as security for the senior secured term loan from Perceptive Advisors.

Included within development costs are projects with a carrying value of US$7,040,000 which were not amortised in 2024 (2023: US$1,596,000) (2022: US$6,982,000). These development costs are not being amortised as the projects to which the costs relate were not fully complete at the end of the financial year. As at December 31, 2024 these projects are expected to be completed during the period from January 1, 2025 to December 31, 2026 at an expected further cost of approximately US$20 million to US$25 million.

Included within technology-based intangibles in 2024 is an amount of US$13.1 million related to the recognition of acquired technology-based intangible assets from the Waveform, Metabolomics, and Epicapture acquisitions. These assets were recognised at fair value in accordance with IFRS 3. Further details of these acquisitions are provided in Note 29. As the acquired technologies were not yet available for use at year-end, no amortisation has been recorded in 2024. Amortisation will commence when the technologies are brought into commercial use.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)
The following represents the costs incurred during each period presented for each of the principal development projects:

Product Name	2024 US$’000	2023 US$’000
Continuous glucose monitoring testing	7,040	-
Premier Instruments for A1c and haemoglobinopathies testing	1,542	1,669
Mid-tier haemoglobins instrument	-	51
HIV screening rapid test	-	6
Other projects	-	32
Total capitalised development costs	8,582	1,758
Other intangible assets

Other intangible assets consist primarily of software assets, acquired customer and supplier lists, trade names and websites.

During the year ended December 31, 2024, additions of US$13.2 million were recorded in respect of intangible assets acquired through business combinations. These relate to the fair value of identifiable intangible assets recognised as part of the acquisitions of Waveform, EpiCapture and Metabolomics. The acquired intangible assets comprise the following:

•	Customer relationships

•	Trade names and brand assets

•	Proprietary technology and software

•	Supplier agreements

•	Website and digital assets

The fair values of these assets were determined as part of the purchase price allocation process in accordance with IFRS 3 Business Combinations. Refer to Note 29 for further detail on the business combinations.

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

The recoverable amount of seven CGUs is determined based on a value-in-use computation at June 30 and December 31. The value-in-use calculations use cash flow projections based on the 2025 and 2026 projections for each CGU and a further three years projections using estimated revenue and cost average growth rates of between 2% and 3%. At the end of the five-year forecast period, terminal values for each CGU, based on a long-term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The pre-tax discount rates used range from 17% to 28% (2023: 15% to 22%).

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

DECEMBER 31, 2024

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Impairment tests of cash-generating units

The impairment tests performed at June 30, 2024 and at December 31, 2024 resulted in an impairment loss being recorded in four CGUs, Immco Diagnostics Inc, Trinity Biotech Do Brasil, Clark Laboratories and Biopool Inc

The table below sets forth the impairment loss recorded for each of the CGU’s, comprising both the specific asset impairment charges recorded in year ended December 31, 2024 as per the below table and the impairments arising from the CGU impairment tests:

	December 31, 2024	December 31, 2023
	US$’000	US$’000
Immco Diagnostics Inc.	101	9,331
Trinity Biotech Manufacturing Limited	(120)	1,500
Trinity Biotech Do Brasil	162	274
Primus Corp	916	-
Clark Laboratories Inc.	130	-
Biopool US Inc.	219	-

Total impairment loss	1,408	11,105
The table below sets forth the breakdown of the impairment loss for each class of asset:

	December 31, 2024	December 31, 2023
	US$’000	US$’000
Goodwill and other intangible assets	1,596	5,833
Property, plant and equipment (see Note 11)	612	3,772
Financial assets (see Note 13)	(800)	1,500

Total impairment loss	1,408	11,105

The impairment tests performed at June 30, 2024 and at December 31, 2024 resulted in an impairment loss being recorded in four CGUs, Immco Diagnostics Inc, Trinity Biotech Do Brasil, Clark Laboratories Inc, and Biopool Inc.

Management is seeking to implement profit improvement initiatives across these entities, however the values in use of these CGUs at June 30, 2024 and December 31, 2024, defined as the present value of the future projected cash flows, were below the value of the carrying amount of their assets, other than inventories, accounts receivable, cash and cash equivalents and deferred tax assets.

Included within the impairment for Trinity Biotech Manufacturing Limited was the reversal of a previously recognised financial asset impairment of US$0.8 million, refer to Note 13 for further details.

Specific asset impairment charges in year ended December 31, 2024

In the year ended December 31, 2024, two internally developed intangible assets were fully impaired, and certain plant items in our Bray production facility and the right-of-use asset associated with the Kansas production facility were both fully impaired as a result of restructuring activities. These impairments are shown in the table below. There were no specific asset impairment charges in the year ended December 31, 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Asset name	Entity	2024 US$’000
T10 HPLC Analyzer	Trinity Biotech Manufacturing Ltd	916
Syphilis Point-of-Care	Trinity Biotech Manufacturing Ltd	680
Trinscreen plant & equipment	Trinity Biotech Manufacturing Ltd	223
Kansas right-of-use asset	Primus Corp.	133
Total		1,952

The T10 HPLC Analyzer project was an internally developed HPLC analyser designed for mid-volume haemoglobin testing laboratories, with the Chinese market identified as a key commercial opportunity. Although the project achieved technical feasibility and early market validation, recent developments in global trade relations, particularly increasing tensions between the United States and China, have created significant uncertainty around market access and the ability to generate sufficient future sales. While the Company continues to pursue a licensing arrangement with a local Chinese partner, this is not expected to generate adequate economic returns to support the carrying value of the asset. As a result, the Company has fully impaired the related intangible asset and recognised an impairment charge of US$916,000. This was recorded in the Primus Corp. entity.

The Syphilis Point of Care project is an internally developed lateral flow assay intended for the global syphilis and HIV/syphilis dual testing markets. Although the project demonstrated technical feasibility prior to 2020, the suspension of development activities during the COVID-19 pandemic and subsequent changes in manufacturing strategy have introduced additional uncertainty around technical completion, regulatory approval timelines, and cost to completion. As a result of this reassessment, and in light of the need for further development work before the product can be commercialised, the Group have fully impaired the project and recorded an impairment charge of US$680,000.

Trinscreen, one of the Group’s HIV screening products, was manufactured at Trinity Biotech Manufacturing Ltd in 2024. In line with the planned transfer of Point-of-Care/HIV product manufacturing to a contract manufacturing partner by Q2 2025, certain plant and equipment at Trinity Biotech Manufacturing Limited were assessed as having limited future utility. An impairment charge of US$223,000 was recognised to reflect the revised recoverable amount. This has been included within ‘Selling, general and administrative expenses – Restructuring costs’. See also Note 11.

The Kansas City facility, operated by Primus Corporation, previously supported the manufacture and R&D of the Group’s haemoglobin product range. At year-end, the Group assessed that the associated right-of-use asset no longer has future economic benefit, and a full impairment charge of US$133,000 was recognized within ‘Selling, general and administrative expenses – Restructuring costs’. See also Note 11.

The value-in-use calculations for CGUs are subject to significant estimation, uncertainty and accounting judgements and the following sensitivity analysis has been performed:

•
In the event that there was a reduction of 10% in the assumed level of future growth in revenue growth rate, which would represent a reasonably likely range of outcomes, there would be no additional impairment loss recorded at December 31, 2024.

•
In the event there was a 10% increase in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be no additional impairment loss recorded at December 31, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Significant Goodwill and Intangible Assets with Indefinite Useful Lives

Following the disposal of Fitzgerald Industries during 2023, the carrying value of goodwill was US$nil as at December 31, 2023. During 2024, goodwill was recognised in connection with the acquisitions of Waveform Technologies' CGM assets, EpiCapture, and Metabolomics. The carrying value of goodwill as at December 31, 2024 was US$13,829,000. The CGUs for which goodwill is considered significant from a Group perspective, and the additional disclosures required for these CGUs, are set out below.

Goodwill arising from the purchase of CGM assets from Waveform Technologies

December 31, 2024
Carrying amount of goodwill (US$’000)	12,403
Discount rate applied (real pre-tax)	18.6%
% EBITDA would need to decrease for an impairment to arise	56.51%
Long-term growth rate	2.0%

The Waveform CGM CGU includes proprietary continuous glucose monitoring (CGM) technology and related assets acquired from Waveform Technologies in January 2024. The value-in-use was determined using a discounted cash flow model based on seven years of forecast cash flows, reflecting the expected development and commercialisation trajectory of the technology, followed by a terminal value using a 2% long-term growth rate. The pre-tax discount rate of 26% reflects the high-risk, early-stage nature of the opportunity and incorporates market-based risk adjustments.

The assumptions and estimates used are specific to this CGU and were derived from a combination of internal forecasts, external market data, and management’s expectations regarding development timelines, regulatory approvals, and commercial potential.

No impairment loss was recognised for this CGU in 2024. Management concluded that no reasonably possible change in key assumptions would lead to the carrying amount exceeding the recoverable amount.

Goodwill arising from the acquisition of EpiCapture Limited

December 31, 2024
Carrying amount of goodwill (US$’000)	1,420
Discount rate applied (real pre-tax)	21.9%
% EBITDA would need to decrease for an impairment to arise	84.35%
Long-term growth rate	2.0%

The EpiCapture CGU includes oncology diagnostics technology and associated intellectual property acquired in 2024. The value-in-use was determined using a discounted cash flow model incorporating probability-weighted scenarios reflecting the early-stage nature of the development pipeline, projected regulatory milestones, and anticipated commercialisation timelines. The model included ten years of forecast cash flows followed by a terminal value using a 2.0% long-term growth rate. The pre-tax discount rate of 29.4% reflects the significant risk and uncertainty associated with product development, clinical validation, and future market access.

The assumptions and estimates used are specific to this CGU and were developed based on internal forecasts, external market data, and management’s expectations regarding product viability and commercial uptake.

No impairment loss was recognised for this CGU in 2024. Management concluded that no reasonably possible change in key assumptions would lead to the carrying amount exceeding the recoverable amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Goodwill arising from the acquisition of Metabolomic Diagnostics Limited

Goodwill of US$6,000 was also recognised in connection with the acquisition of Metabolomics. This amount is not considered individually material to the Group, and therefore no further disclosures have been provided in accordance with IAS 36.

Intangible Assets with Indefinite Useful lives (included in other intangibles)	December 31, 2024 US$‘000	December 31, 2023 US$‘000

Primus Corporation CGU
Primus trade name	365	365
Total	365	365

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

13.	FINANCIAL ASSETS

December 31, 2024 US$‘000
Cost
At January 1, 2023	-
Additions in year	1,500

At December 31, 2023	1,500

At January 1, 2024	1,500
Additions in year	2,562
Write off in the year	(800)
Fair value remeasured through profit & loss	(107)

At December 31, 2024	3,155

Provision for impairment
At January 1, 2023	-
Impairment in the current year	(1,500)

At December 31, 2023	(1,500)

At January 1, 2024	(1,500)
Reversal of impairment in the current year (Note 5)	800

At December 31, 2024	(700)

Carrying amounts
At December 31, 2024	2,455

At December 31, 2023	-

In January 2023, the Company entered into a strategic partnership with imaware Inc. (“imaware”), combining imaware’s digital health platform with the Company’s reference laboratory capabilities to support the delivery of at-home and remote testing programs. As part of the partnership, the Company agreed to invest US$1.5 million in imaware through a convertible note arrangement. In addition, a five-year agreement was signed appointing the Company as imaware’s laboratory testing partner. As at December 31, 2023, the Company had paid US$0.7 million of the committed US$1.5 million investment. The remaining US$0.8 million, which had not yet been funded, was recognised as an accrued liability. The partnership did not generate any income in 2023. Due to continued uncertainty over imaware’s financial performance and the recoverability of the investment, the Company recognised a full impairment loss of US$1.5 million in the year ended December 31, 2023. In 2024, following the acquisition of Imaware by SuperTruth, and subsequent engagement with the acquirer, it was confirmed that the Company is not liable to settle the outstanding US$0.8 million and it was written off against the corresponding impairment previously recognised. No further amounts are expected to be paid under the original convertible note agreement.

During 2024, the Company purchased a strategic investment in Novus Diagnostics Limited, a company pioneering a rapid sepsis testing platform, acquiring a 12.5% stake at that time. This investment will accelerate the development and commercialization of Novus’ groundbreaking point-of-care diagnostic solutions, including its 15-minute bloodstream infection test. The investment was valued at approximately US$2,562,000 and was made through issuance of approximately 1,399,985 ADSs in the Company. The ADS issuance was recognised directly in equity. The investment does not meet the criteria for classification at amortised cost, as it is not held to collect contractual cash flows. Nor did the Company make the irrevocable election to measure it at fair value through other comprehensive income (FVOCI). Accordingly, the investment is measured at fair value through profit or loss (FVTPL) in accordance with IFRS 9. As at December 31, 2024, the investment is classified within Level 3 of the fair value hierarchy under IFRS 13, as it is not quoted in an active market and the fair value was determined using unobservable inputs. A remeasurement loss of US$0.1 million was recognised in profit or loss for the year ended December 31, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

14.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities of the Group are attributable to the following:

	Assets		Liabilities		Net
	2024 US$’000	2023 US$’000	2024 US$’000	2023 US$’000	2024 US$’000	2023 US$’000
Property, plant and equipment	224	168	-	-	224	168
Intangible assets	-	-	(3,001)	(931)	(3,001)	(931)
Inventories	776	105	-	-	776	105
Provisions	1,414	558	-	-	1,414	558
Tax value of loss carry-forwards	1,026	1,030	-	-	1,026	1,030
Other items	113	114	(1,560)	(1,369)	(1,447)	(1,255)

Deferred tax assets/(liabilities)	3,553	1,975	(4,561)	(2,300)	(1,008)	(325)

The deferred tax asset at December 31, 2024 is mainly due to deductible temporary differences relating to provisions and loss carry-forwards In 2024, the deferred tax asset increased by US$1.6 million mainly due to an increase in deductible temporary differences principally attributable to imputed interest provisions.

The deferred tax liability is caused by the net book value of non-current assets being greater than the tax written down value of non-current assets, temporary differences due to the acceleration of the recognition of certain charges in calculating taxable income permitted in Ireland and the US. The deferred tax liability increased by US$2.3 million in 2024, principally because of temporary differences in relation to acquired intangible assets.

Deferred tax assets and liabilities are only offset when the entity has a legally enforceable right to set off current tax assets against current tax liabilities and where the intention is to settle current tax liabilities and assets on a net basis or to realise the assets and settle the liabilities simultaneously. At December 31, 2024 and at December 31, 2023 no deferred tax assets and liabilities are offset as it is not certain as to whether there is a legally enforceable right to set off current tax assets against current tax liabilities and it is also uncertain as to what current tax assets may be set off against current tax liabilities and in what periods.

Movement in temporary differences during the year

	Balance January 1, 2024	Recognised in income	Recognised in discontinued operations	Balance December 31, 2024
	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	168	56	-	224
Intangible assets	(931)	(2,070)	-	(3,001)
Inventories	105	671	-	776
Provisions	558	856	-	1,414
Tax value of loss carry-forwards	1,030	(4)	-	1,026
Other items	(1,255)	(192)	-	(1,447)

	(325)	(683)	-	(1,008)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

14.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

	Balance January 1, 2023	Recognised in income	Recognised in discontinued operations	Balance December 31, 2023
	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	224	(56)	-	168
Intangible assets	(3,950)	2,827	192	(931)
Inventories	423	(318)	-	105
Provisions	2,194	(1,636)	-	558
Tax value of loss carry-forwards	1,254	(224)	-	1,030
Other items	(985)	(270)	-	(1,255)

	(840)	323	192	(325)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised by the Group in respect of the following items, which have not been tax effected:

	December 31, 2024	December 31, 2023
	US$’000	US$’000
Capital losses	8,293	8,293
Net operating losses	180,810	136,202
US alternative minimum tax credits	1,791	1,790
Other temporary timing differences	19,246	57,986
US state credit carry-forwards	-	4,015

	210,140	208,286

15.	OTHER NON-CURRENT ASSETS

	December 31, 2024 US$‘000	December 31, 2023 US$‘000
Finance lease receivables (see Note 17)	-	36
Other assets	28	43

	28	79

The Group leases instruments as part of its business. For details of future minimum finance lease receivables with non-cancellable terms, please refer to Note 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

16.	INVENTORIES

	December 31, 2024 US$‘000	December 31, 2023 US$‘000
Raw materials and consumables	10,032	10,053
Work-in-progress	4,989	4,498
Finished goods	4,353	5,382

	19,374	19,933

The assets of the Group, including inventories have been pledged as security for the term loan from Perceptive Advisors.

All inventories are stated at the lower of cost or net realisable value. Total inventories for the Group are shown net of provisions of US$7,648,000 (2023: US$11,344,000) (2022: US$16,274,000). Cost of sales in 2024 includes inventories expensed of US$38,001,000 (2023: US$35,091,000) (2022: US$45,340,000).

The movement on the inventory provision for the three-year period to December 31, 2024 is as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Opening provision at January 1	11,344	16,274	12,063
Charged during the year	2,113	2,291	7,391
Utilised during the year	(5,809)	(5,456)	(3,180)
Eliminated on disposal of business	-	(1,765)	-

Closing provision at December 31	7,648	11,344	16,274

17.	TRADE AND OTHER RECEIVABLES

	December 31, 2024 US$‘000	December 31, 2023 US$‘000
Trade receivables, net of impairment losses	13,416	10,698
Prepayments	1,979	2,036
Contract assets	460	525
Value added tax	42	43
Finance lease receivables	-	119
Consideration due from sale of business (Note 8)	-	373
Other receivables	168	107

	16,065	13,901

Trade receivables are shown net of an impairment losses provision of US$2,286,000 (2023: US$2,324,000) (2022: US$2,691,000) (see Note 27). Prepayments are shown after impairment charges of US$Nil (2023: US$Nil) (2022: US$482,000) (see Note 5).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

17.	TRADE AND OTHER RECEIVABLES (CONTINUED)

Long-term contract receivable

(i) Finance lease commitments – Group as lessor

The Group leases instruments as part of its business. Future minimum receivables with non-cancellable terms are as follows:

December 31, 2024 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	-	-	-
Between one and five years (Note 15)	-	-	-

	-	-	-

	December 31, 2023 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	170	4	119
Between one and five years (Note 15)	54	3	36

	224	7	155

The Group classified future minimum lease receivables between one and five years of US$Nil (2023: US$36,000) as Other Assets, see Note 15. Under the terms of the lease arrangements, no contingent rents are receivable.

(ii) Operating lease commitments – Group as lessor

The Group leases instruments under operating leases as part of its business.

Future minimum rentals receivable under non-cancellable operating leases are as follows:

	December 31, 2024 US$‘000
	Instruments	Total
Less than one year	1,461	1,461

	1,461	1,461

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

17.	TRADE AND OTHER RECEIVABLES (CONTINUED)

(ii) Operating lease commitments – Group as lessor

	December 31, 2024 US$‘000
	Instruments	Total
Less than one year	1,995	1,995

	1,995	1,995

18.	CASH AND CASH EQUIVALENTS

	December 31, 2024 US$’000	December 31, 2023 US$’000
Cash at bank and in hand	5,167	3,691

Cash and cash equivalents	5,167	3,691

19.	CAPITAL AND RESERVES

Share capital

In February 2024, the Company adjusted its ADS ratio from 1 ADS: 4 ordinary share to 1 ADS: 20 ordinary shares. The 2024 and 2023 ADS amounts in the below tables reflect this change.

	December 31, 2024	December 31, 2023
	Class ‘A’ Ordinary shares ‘000s	Class ‘A’ Ordinary shares ‘000s
In thousands of shares
In issue at January 1	165,866	164,986
Issued for a cash consideration (a)	81,628	880
Issued for non-cash consideration (b)	124,255	-

At period end	371,749	165,866

	December 31, 2024	December 31, 2023
	ADS	ADS
In thousands of ADSs
Balance at January 1	8,293	8,249
Issued for a cash consideration	4,081	44
Issued for non-cash consideration	6,213	-

At period end	18,587	8,293

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

19.	CAPITAL AND RESERVES (CONTINUED)

The amounts in the tables above are inclusive of Treasury Shares. The number of Treasury Shares is as follows:

	December 31, 2024	December 31, 2023
	Class ‘A’ Treasury shares ‘000s	Class ‘A’ Treasury shares ‘000s
In thousands of shares
Balance at January 1	12,556	12,556
Purchased during period	-	-

At period end	12,556	12,556

	December 31, 2024	December 31, 2023
	Class ‘A’ Treasury shares ‘000s	Class ‘A’ Treasury shares ‘000s
In thousands of ADSs
Balance at January 1	628	628
Purchased during period	-	-

At period end	628	628

(a)
During the year ended December 31, 2024, the Company issued 81,628,000 ‘A’ Ordinary shares for a consideration of US$7.4 million settled in cash. The Company incurred expenses of US$0.7 million in connection with the issuances. No employee share options were exercised during the year.

(b)	During the year ended December 31, 2024, the Company issued following shares for a consideration other than cash:

i)	On January 31, 2024, the Company issued 36,000,000 ‘A’ Ordinary shares (1,800,000 ADS) as a part of the purchase consideration to acquire Waveform Technologies Inc., as a wholly owned subsidiary.

ii)	On September 24, 2024, the Company issued 5,406,000 ‘A’ Ordinary shares (270,000 ADS) as a part of the purchase consideration to acquire Metabolomic Diagnostics Limited, as a wholly owned subsidiary.

iii)	On October 10, 2024, the Company issued 13,000,000 ‘A’ Ordinary shares (650,000 ADS) to Craig-Hallum pursuant to the Advisory Agreement.

iv)	On October 10, 2024, the Company issued 7,237,000 ‘A’ Ordinary shares (362,000 ADS) to Native Design Limited pursuant to a design services agreement.

v)	On October 25, 2024, the Company issued 34,612,000 ‘A’ Ordinary shares (1,731,000 ADS) as a purchase consideration to acquire EpiCapture Limited, as a wholly owned subsidiary.

vi)	On October 25, 2024, the Company issued 28,000,000 ‘A’ Ordinary shares (1,400,000 ADS) as a purchase consideration to acquire 12.5% equity stake in Novus Diagnostics.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

19.	CAPITAL AND RESERVES (CONTINUED)

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

Equity component of Convertible Note

In May 2022, the Company completed a US$45.2 million investment from MiCo IVD Holdings, LLC (“MiCo”). The investment consisted of an equity investment of US$25.2 million and a seven-year, unsecured junior convertible note of US$20.0 million. The convertible note mandatorily converts into ADSs if the volume weighted average price of the Company’s ADSs is at or above US$16.20 for any five consecutive NASDAQ trading days. The convertible loan is accounted for as a compound financial instrument containing both an equity and liability element. The equity component of the convertible note is US$6.7 million. There is no remeasurement of the equity element following initial recognition.

Treasury shares

During 2024, the Group did not purchase any ‘A’ Ordinary shares (2023: nil) (2022: nil) ‘Treasury shares’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

20.	SHARE OPTIONS

Options

Under the terms of the Company’s Employee Share Option Plans, options to purchase 40,506,672‘A’ Ordinary Shares (2,025,334 ADS’s) were outstanding at December 31, 2024. Under these Plans, options are granted to officers and employees of the Group at the discretion of the Compensation Committee (designated by the Board of Directors), under the terms outlined below.

Share options are sometimes granted to consultants of the Group and the fair value of the services provided by these consultants is measured by reference to the fair value of the equity instruments granted. This approach is adopted as it is impractical for the Group to reliably estimate the fair value of such services. There are 2,000,000 outstanding options for consultants at December 31, 2024.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

20.	SHARE OPTIONS (CONTINUED)

The number and weighted average exercise price of share options per ordinary share is as follows:

	Share Options ‘A’ Ordinary Shares	Weighted- average exercise price US$ Per ‘A’ Ordinary Share	Range US$ Per ‘A’ Ordinary Share
Outstanding January 1, 2022	18,727,990	0.78	0.19-4.36
Granted	29,400,000	0.27	0.27-0.29
Exercised	(2,733,328)	0.19	0.19-0.19
Expired / Forfeited	(579,990)	1.87	0.69-4.36

Outstanding December 31, 2022	44,814,672	0.47	0.19-2.43

Exercisable December 31, 2022	14,138,004	0.89	0.19-2.43

Outstanding January 1, 2023	44,814,672	0.47	0.19-2.43
Granted	19,600,000	0.14	0.12-0.25
Exercised	(880,000)	0.19	0.19-0.19
Expired / Forfeited	(16,620,000)	0.33	0.27-2.43

Outstanding December 31, 2023	46,914,672	0.39	0.12-1.34

Exercisable December 31, 2023	19,764,672	0.67	0.19-1.34

Outstanding January 1, 2024	46,914,672	0.39	0.12-1.34
Granted	12,100,000	0.14	0.14-0.14
Expired / Forfeited	(18,508,000)	0.50	0.12-1.34

Outstanding December 31, 2024	40,506,672	0.26	0.12-1.29

Exercisable December 31, 2024	17,275,422	0.41	0.12-1.29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

20.	SHARE OPTIONS (CONTINUED)

In February 2024, the Company adjusted its ADS ratio from 1 ADS: 4 ordinary shares to 1 ADS: 20 ordinary shares. The 2024 and 2023 ADS amounts in the below tables reflect this change.

The number and weighted average exercise price of share options per ADS is as follows:

	Share Options ‘ADS’ Equivalent	Weighted- average exercise price US$ Per ‘ADS’	Range US$ Per ‘ADS’

Outstanding January 1, 2022	936,400	15.60	3.80-87.20
Granted	1,470,000	5.40	5.40-5.80
Exercised	(136,666)	3.80	3.80-3.80
Expired / Forfeited	(29,000)	37.40	13.80-87.20

Outstanding December 31, 2022	2,240,734	9.40	3.80-48.60

Exercisable December 31, 2022	706,900	17.80	3.80-48.60

Outstanding January 1, 2023	2,240,734	9.40	3.80-48.60
Granted	980,000	2.80	2.40-5.00
Exercised	(44,000)	3.80	3.80-3.80
Expired / Forfeited	(831,000)	6.60	5.40-48.60

Outstanding December 31, 2023	2,345,734	7.80	2.40-26.80

Exercisable December 31, 2023	988,234	13.40	3.80-26.80

Outstanding January 1, 2024	2,345,734	7.80	2.40-26.80
Granted	605,000	2.80	2.80-2.80
Expired / Forfeited	(925,400)	10.00	2.40-26.80

Outstanding December 31, 2024	2,025,334	5.20	2.40-25.80

Exercisable December 31, 2024	863,771	8.20	2.40-25.80

The opening share price per ‘A’ Ordinary share at the start of the financial year was US$0.10 or US$2.00 per ADS (2023: US$0.24 per ‘A’ ordinary share or US$4.8 per ADS) (2022: US$0.36 per ‘A’ ordinary share or US$7.35 per ADS) and the closing share price at December 31, 2024 was US$0.04 per ‘A’ ordinary share or US$0.88 per ADS (2023: US$0.11 per ‘A’ ordinary share or US$2.15 per ADS) (2022: US$0.25 per ‘A’ ordinary share or US$4.95 per ADS). The average share price for the year ended December 31, 2024 was US$0.10 per ‘A’ Ordinary share or US$1.96 per ADS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

20.	SHARE OPTIONS (CONTINUED)

A summary of the range of prices for the Company’s share options for the year ended December 31, 2024 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.12-US$0.99	40,356,672	0.25	5.00	17,125,422	0.40	4.78
US$1.00-US$1.29	150,000	1.14	2.38	150,000	3.76	2.36

	40,506,672			17,275,422

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$2.40-US$19.80	2,017,834	5.00	5.00	856,271	8.00	4.78
US$20.00-US$25.80	7,500	22.80	2.38	7,500	22.80	3.38

	2,025,334			863,771

The weighted-average remaining contractual life of options outstanding at December 31, 2024 was 4.98 years (2023: 5.03 years).

A summary of the range of prices for the Company’s share options for the year ended December 31, 2023 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.12-US$0.99	42,266,672	0.28	5.50	15,116,672	0.47	4.16
US$1.00-US$1.74	4,648,000	1.33	0.79	4,648,000	1.33	0.79
	46,914,672			19,764,672

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$2.40-US$19.80	2,113,334	5.64	5.50	755,834	9.32	4.16
US$20.00-US$34.80	232,400	26.54	0.79	232,400	26.54	0.79
	2,345,734			988,234

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

20.	SHARE OPTIONS (CONTINUED)

Charge for the year under IFRS 2

The charge for the year is calculated based on the fair value of the options granted which have not yet vested.

The fair value of the options is expensed over the vesting period of the option. In 2024, US$1,316,000 (2023: US$2,069,000) (2022: US$1,755,000) was charged to the statement of operations split as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Share-based payments – cost of sales	-	-	-
Share-based payments – selling, general and administrative	1,316	2,069	1,755

Total – continuing operations	1,316	2,069	1,755
Share-based payments – discontinued operations	-	-	-

Total	1,316	2,069	1,755

No share-based payment expense was capitalised in intangible development project assets during the years ended December 31, 2022, 2023 or 2024.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a Black-Scholes model. The following are the input assumptions used in determining the fair value of share options granted in 2024, 2023 and 2022:

	Key management personnel		Key management personnel		Key management personnel
	2024		2023		2022
Weighted average fair value at measurement date per ‘A’ share / (per ADS)	$	US$0.10 / (US$2.08)	$	US0.50 / (US$10.04)	$	US0.19 / (US$3.80)

Total ‘A’ share options granted / (ADS’s equivalent)		12,100,000 / (605,000)		19,600,000 / (980,000)		29,400,000 / (1,470,000)

Weighted average share price per ‘A’ share / (per ADS)	$	US0.14/ (US$2.80)	$	US0.14 / (US$2.80)	$	US0.27 / (US$5.40)

Weighted average exercise price per ‘A’ share / (per ADS)	$	US0.14 / (US$2.80)	$	US0.14 / (US$2.80)	$	US0.27 / (US$5.40)

Weighted average expected volatility		74.40%		40.21%		76.79%

Weighted average expected life		7		7		6.82

Weighted average risk-free interest rate		4.06%		4.13%		3.59%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

20.	SHARE OPTIONS (CONTINUED)

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

The model assumed an expected dividend yield of 0%, consistent with the Group’s current dividend policy.

21.	TRADE AND OTHER PAYABLES

	December 31, 2024 US$’000	December 31, 2023 US$’000
Trade payables	6,833	3,885
Accruals and other liabilities	13,597	7,552
Amounts payable for financial assets (Note 13)	-	800
Payroll taxes	659	405
Employee related social insurance	112	110
Contingent consideration	5,384	-
Deferred income	197	50

	26,782	12,802

Included in trade and other payables at December 31, 2024 was US$185,000 (2023: US$144,000) relating to contracted licence payments.

22.	PROVISIONS

	December 31, 2024 US$’000	December 31, 2023 US$’000

Product warranty provision	50	50
Legal & regulatory provision	735	-
Disposal-related warranty settlement provision	150	-
Restructuring provision	1,594	-
	2,529	50

Current	2,454	50
Non-current	75	-

During 2024 and 2023 the Group experienced no significant product warranty claims. However, the Group believes that it is appropriate to retain a product warranty provision to cover any future claims. The provision at December 31, 2024 represents the estimated cost of product warranties, the exact amount which cannot be determined. US$50,000 represents management’s best estimate of these obligations at December 31, 2024.

During the year ended December 31, 2024, the Group recognised a provision of US$150,000 in respect of a post-completion settlement related to the sale of Fitzgerald Industries. The settlement agreement was finalised prior to year-end and signed in January 2025. The provision is payable in two instalments: US$75,000 within one year and US$75,000 after more than one year. Refer to note 25 for further details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

22.	PROVISIONS (CONTINUED)

During the year, the Group recognised a provision of US$0.7 million in respect of a legacy matter currently subject to resolution. Owing to the sensitive nature of ongoing discussions, further disclosure has been withheld in accordance with IAS 37.92: seriously prejudicial exemption for non-disclosure of certain information on provision, as the Directors believe such disclosure could seriously prejudice the Group’s position.

At 31 December 2024, the Company recognised a provision of US$2.9 million (2023: US$nil) in respect of restructuring activities undertaken as part of the Group’s business transformation programme (refer to Note 5). The restructuring provision is expected to be fully utilised during the next 12 months. No further restructuring provisions are anticipated at the reporting date.

23.	INTEREST-BEARING LOANS AND BORROWINGS

The carrying value of interest-bearing loans, borrowings and related balances is as follows:

	December 31, 2024 US$’000	December 31, 2023 US$’000
Current liabilities
Exchangeable senior notes	210	210

Total	210	210

	December 31, 2024 US$’000	December 31, 2023 US$’000
Non-Current liabilities
Senior secured term loan	72,391	40,109
Derivative financial liability	1,658	526
Contingent liability (Note 29)	1,813	-
Convertible note	15,401	14,542

Total non-current liabilities	91,263	55,177

	December 31, 2024 US$’000	December 31, 2023 US$’000
Non-Current assets
Derivative financial asset	166	178

Total non-current assets	166	178

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

23.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Exchangeable senior notes (continued)

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

At date of disposal, the carrying value of the extinguished Exchangeable Notes was US$83.2 million. As the IFRS measure of consideration was higher by US$9.7 million, the resulting loss on disposal was recorded as a financial expense in the year ended December 31, 2022. The remaining nominal value of the Exchangeable Notes at December 31, 2024 is US$210,000 and this is shown within Current Liabilities.

The movement in the exchangeable notes balance was as follows:

	December 31, 2024 US$000	December 31, 2023 US$000
Balance at January 1	(210)	(210)

Liability	(210)	(210)

Senior secured term loan

The Company and its subsidiaries entered into a US$81.3 million senior secured term loan credit facility in December 2021 with Perceptive, an investment manager with an expertise in healthcare. The Term Loan was drawn down in January 2022. The Term Loan is secured by a charge over the Group’s assets. The 48-month Term Loan was originally due to expire in January 2026, however this has since been amended to a maturity date of July 2026. The loan accrues interest at an annual rate equal to 11.25% plus the greater of (a) one-month LIBOR (later changed to the Term SOFR Reference Rate effective from October 28, 2022) and (b) one percent per annum, and interest is payable monthly in arrears in cash. In connection with the initial draw down of the Term Loan the Company agreed to issue warrants to Perceptive for 500,000 of the Company’s ADSs.  The per ADS exercise price of the Warrants was US$6.50.

The Term Loan can be repaid, in part or in full, at a premium before the end of the four-year term at the discretion of the Company.

In accordance with IFRS accounting standards, the Term Loan is represented by three separate balances in the statement of financial position, US$72.4 million (2023: US$40.1 million) is shown as a non-current liability balance representing the carrying value of the loan, a derivative financial asset estimated at US$0.2 million (2023: US$0.2 million) representing the value to the Company of being able to repay the Term Loan early and potentially refinance at a lower interest rate and a derivative financial liability estimated at US$1.7 million (2023: US$0.5 million) representing the fair value of the warrants issued to Perceptive.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

23.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

In January 2024, as part of the agreement to purchase the Waveform assets, we entered into an amended credit agreement with Perceptive. Under this agreement, an additional US$22 million of funding has been made available to us, with US$12.5 million being used to acquire the Waveform assets. The remaining US$9.5 million was made available for general corporate purposes including for the further development of the CGM and biosensor technologies. The Amended Term Loan also provides for additional liquidity of up to US$6.5 million, that may be drawn down between April and December 2024 and can be used for general corporate purposes. In April 2024, the Company drew down the additional funding of US$6.5 million as prescribed in the Amended Term Loan agreement. This funding will be used for general corporate purposes, including the further development of our CGM offering.

In December 2024, the Company entered into a further amendment to the credit agreement with Perceptive. As part of this amendment, the Company drew down an additional US$2 million for general corporate purposes. We also agreed that certain interest payments payable in 2024 and 2025 would be paid-in-kind on the applicable payment date by increasing the outstanding principal amount of the Term Loan. This included the interest payments due for the period from September through December 2024, which were settled through PIK. Additionally, as part of this amendment the Company granted Perceptive new warrants to purchase an additional 1,500,000 ADSs at an exercise price of US$0.80 per ADS, and the exercise price of its existing ADS warrants was also reset to US$0.80 per ADS.

The issuance of additional warrants and repricing of existing warrants was not considered a modification of the original financial liability under IFRS. All warrants are classified as financial liabilities and are measured at fair value through profit or loss. For the year ended December 31, 2024, a non-cash fair value loss of US$2.1 million was recognized in finance expense, reflecting the initial recognition of the newly issued warrants, the repricing of existing warrants, and subsequent remeasurement of all warrant liabilities.

During the year ended December 31, 2024 accretion interest of US$2.4 million (2023: US$1.1 million) was accrued to leave a closing carrying value of US$72.4 million at year end (2023: US$40.1 million).

Senior secured term loan
The movement in the Term Loan was as follows:

	December 31, 2024 US$000	December 31, 2023 US$000
Balance at January 1	(40,109)	(44,301)
Principal amount loaned	(30,500)	(5,000)
Loan drawdown costs	325	194
Derivative financial liability at date of drawdown	-	90
Derivative financial asset at date of drawdown	(28)	(11)
Accretion interest (Note 6)	(2,355)	(1,131)
Cash repayment of principal	-	10,050
Payment-in-kind (PIK) Interest	(3,291)	-
Non-cash Loan Modification Gain	3,567	-

Balance at December 31	(72,391)	(40,109)

The fair value of the derivative financial asset is estimated at US$0.2 million at December 31, 2024 (2023: US$0.2 million). The fair value of the derivative financial liability is estimated at US$1.7 million at December 31, 2023 (2023: $0.5 million) The fair value remeasurement for these two derivative financial balances at December 31, 2024, resulted in the recognition of net financial income of US$26,000 (2023: US$1.2 million) in the consolidated statement of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

23.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

In Q1 2024, the Company negotiated a 2.5% reduction in the base interest rate on its term loan facility, lowering the rate from 11.25% to 8.75%. In accordance with IFRS 9, this amendment was treated as a non-substantial modification of the financial liability. As a result, the carrying amount of the loan was remeasured using the original effective interest rate (EIR), and a non-cash gain of $3.6 million was recognised in finance income. This gain reflects the difference between the previous carrying amount of the loan and the present value of the modified cash flows, discounted at the original EIR, and is presented in the consolidated statement of operations as a “Non-cash loan modification gain.”.

Contingent liability
As part of the consideration for the acquisition of the CGM assets from Waveform Technologies, Inc., the Group recognised a contingent liability of US$1.8 million at the acquisition date. This relates to potential additional consideration payable upon entering into certain commercial partnering agreements with designated glucose pump manufacturers within 24 months of the acquisition. As the payment is subject to the occurrence of uncertain future events, it is disclosed as a contingent liability rather than a recognised financial liability. Refer to Note 29.

The movement in the derivative financial asset in the year was as follows:

	December 31, 2024 US$000	December 31, 2023 US$000
Balance at January 1	178	128
Derivative financial asset at date of drawdown	28	11
Fair value adjustments in the period	(40)	39

Non-current asset at December 31	166	178

The movement in the derivative financial liability in the year was as follows:

	December 31, 2024 US$000	December 31, 2023 US$000
Balance at January 1	(526)	(1,569)
Derivative financial liability at date of drawdown	(1,066)	(90)
Fair value adjustments in the period	(66)	1,133

Non-current liability at December 31	(1,658)	(526)

7-year convertible note

In May 2022, the Company completed a US$45.2 million investment from MiCo IVD Holdings, LLC. Based on public filings, we understand that on December 17, 2024, MiCo was acquired by Dayli Trinity Holdings Limited as a result of a share purchase agreement with Mainstream Holdings Limited. The investment consists of an equity investment of US$25.2 million and a seven-year, unsecured junior convertible note of US$20.0 million. The convertible note has an interest rate of 1.5%. The convertible note mandatorily converts into ADSs if the volume weighted average price of the Company’s ADSs is at or above US$16.20 for any five consecutive NASDAQ trading days. For further details on the convertible note, refer to the Company’s Form 6-K filings with the SEC on April 11, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

23.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

The convertible loan note is accounted for as a compound financial instrument containing both an equity and liability element. The debt component is accounted for at amortised cost in accordance with IFRS 9. At December 31, 2024, the carrying value of the convertible note’s debt component was US$15.4 million (2023: US$14.5 million) and accretion interest of US$0.9 million (2023: US$0.8 million) has been recognised as a financial expense in the year. The equity component of the convertible note is US$6.7 million and has been recorded in the equity section of the statement of financial position as Equity component of convertible note. There is no remeasurement of the equity element following initial recognition.

The movement in the 7-year convertible note in the year was as follows:

	December 31, 2024 US$000	December 31, 2023 US$000
Balance at January 1	(14,542)	(13,746)
Accretion interest	(859)	(796)

Non-current liability at December 31	(15,401)	(14,542)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

24.	LEASE LIABILITIES

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

Lease liabilities

Lease liabilities are payable as follows:

	December 31, 2024 US$’000	December 31, 2023 US$’000
Current liabilities
Lease liabilities related to Right of Use assets	2,285	1,694

	2,285	1,694

Non-Current liabilities
Lease liabilities related to Right of Use assets	10,477	10,872

	December 31, 2024 US$’000
	Lease liabilities related to Right of Use assets
	Minimum lease payments	Interest	Principal
Less than one year	2,862	577	2,285
In more than one year, but not more than two	2,214	472	1,742
In more than two years but not more than five	5,487	955	4,532
More than five years	4,652	449	4,203

	15,215	2,453	12,762

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

24.	LEASE LIABILITIES (CONTINUED)

	December 31, 2023 US$’000
	Lease liabilities related to Right of Use assets
	Minimum lease payments	Interest	Principal
Less than one year	2,221	577	1,644
In more than one year, but not more than two	2,243	498	1,745
In more than two years but not more than five	5,442	1,017	4,425
more than five years	5,400	648	4,752

	15,306	2,740	12,566

Lease payments not recognised as a liability

No short-term lease expenses were incurred for the year ended December 31, 2024. Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognised as lease liabilities and are expensed as incurred.

The total paid in respect of lease liabilities in the year ended December 31, 2024, was US$2,503,000 (2023: US$2,318,000).

25.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

The Group has capital commitments authorised and contracted for of US$nil as at December 31, 2024 (2023: US$39,900).

(b)	Leasing Commitments

The Group’s leasing commitments are shown in Note 24.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

25.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c)	Bank Security

The Credit Agreement for the senior secured term loan is secured by substantially all of our property and assets, including our equity interests in our subsidiaries, refer to Note 23.

During 2023, the sale and leaseback liability matured as the lease came to an end and was not renewed, as a result, the bank charge against the equipment for which the borrowings pertained did not exist as at December 31, 2023.

(d)	Group Company Guarantees

Pursuant to the provisions of Section 357, Companies Act, 2014, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, Trinity Research Limited and Trinity Biotech Financial Services Limited subsidiary undertakings in the Republic of Ireland, for the financial year to December 31, 2024 and, as a result, these subsidiary undertakings have been exempted from the filing provisions of Section 357, Companies Act, 2014. Where the Company enters into these guarantees of the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee. The Company does not enter into financial guarantees with third parties.

(e)	Government Grant Contingencies

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at December 31, 2024. However, if the income were to become repayable, the maximum amounts repayable as at December 31, 2024 would amount to US$3,313,000 (2023: US$3,410,000).

(f)	Contingency relating to the sale of Fitzgerald Industries

On April 27, 2023 the Company announced it had closed the sale of Fitzgerald Industries (“Fitzgerald”) to Biosynth for cash proceeds of approximately US$30 million subject to customary adjustments. In a telephone call conducted in March 2024, a representative of Biosynth alleged a breach of certain of the warranties set out in the Share Purchase Agreement for the sale of Fitzgerald. Following negotiations, a settlement agreement was finalised prior to December 31, 2024 and subsequently signed in January 2025. Under the terms of the settlement, the Company agreed to pay Biosynth US$150,000 in full and final settlement of all post-completion claims. Accordingly, a provision of US$150,000 has been recorded in the consolidated financial statements as at December 31, 2024, see Note 22. In addition, outstanding receivables of US$423,000 from Biosynth relating to completion account adjustments were written off as unrecoverable under the terms of the settlement. The settlement fully resolves all disputes related to the sale of Fitzgerald Industries, and no further liabilities are expected to arise.

(g)	Contingent considerations relating to business combinations

As part of the acquisition of the CGM assets of Waveform Technologies, Inc., the Company may pay up to US$20 million in contingent consideration based on share price, trading volume, and commercial milestones. The fair value of this contingent consideration is US$6.8 million as of December 31, 2024. Refer to Note 29 for further details.

As part of the acquisition of EpiCapture Limited (see Note 29), contingent consideration of up to US$0.5 million may become payable based on cumulative revenue targets. The fair value of this contingent consideration is US$0.4 million as of December 31, 2024. Refer to Note 29 for further details.

(h)	Other Contingencies

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

DECEMBER 31, 2024

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

In 2007 we entered into a 25-year lease agreement with JRJ for a 43,860 square foot manufacturing facility in Bray, Ireland with an annual rent of €787,000 (US$834,000). Subsequent to the signing of this lease, the ownership of the building transferred from JRJ to Mr O’Caoimh solely. A rent review for this property became effective 1 July 2022 and, following an independent valuation, the annual rent increased to €1,050,000, with backdated rent accruing from that date. Included within overhead costs in cost of sales is an amount of $686,000 in respect of backdated rent. In 2016, we entered into a 10-year lease with Mr. O’Caoimh for a warehouse adjacent to our leased manufacturing facility in Bray, Ireland. The warehouse is 16,000 square feet with an annual rent of €144,000 (US$159,000). A rent review for this property became effective on 1 July 2021 and, following an independent valuation, the annual rent increased to €170,560, with backdated rent accruing from that date. Included within overhead costs in cost of sales is an amount of $97,000 in respect of backdated rent. Independent valuers advised the Group that the rent in respect of each of the leases represented a fair market rent.

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

In September 2024, the Company completed the acquisition of Metabolomics Diagnostics Ltd ("Metabolomics") for consideration of approximately US$0.9 million, satisfied through the issuance of approximately 0.27 million ADSs and the extinguishment of amounts owed to the Company totaling US$0.41 million. At the time of the acquisition, Dr. Jim Walsh, a director of the Company, held a 6% minority shareholding in Metabolomics. Based on the net assets acquired and goodwill recognised, the value attributable to Dr. Walsh’s interest was estimated at approximately $55,000. Dr. Walsh fully disclosed his interest, and the acquisition was approved unanimously by the board, with appropriate procedures followed to manage the potential conflict of interest, including the passing of a resolution under the Company's Constitution to authorise Dr. Walsh’s involvement in the decision-making process. The transaction was conducted at arm’s length, and the board determined that it was in the best interests of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

26.	RELATED PARTY TRANSACTIONS (CONTINUED)

Compensation of key management personnel of the Group

During the years ended December 31, 2024 and 2023, the Group’s key management personnel comprised directors Mr. Ronan O’Caoimh, Dr. Jim Walsh, and Mr. John Gillard. The Group does not engage a separate management entity, as all key management personnel are employed directly by the Group. Compensation for the year for these personnel is detailed below:

	December 31, 2024	December 31, 2023
	US$’000	US$’000
Short-term employee benefits	843	1,774
Performance related bonus	260	211
Post-employment benefits	39	26
Share-based compensation benefits as calculated under IFRS 2	931	1,601

	2,073	3,612

The amounts disclosed in respect of directors’ emoluments in Note 9 includes independent directors’ fees and non-executive director fees of US$114,000 (2023: US$73,000) and share-based compensation benefits of US$Nil (2023: US$Nil). Total directors’ remuneration is also included in “employment” (Note 3) and “(Loss)/profit before tax” (Note 9).

Directors’ interests in the Company’s shares and share option plan

	‘A’ Ordinary Shares	Share options
At January 1, 2024	11,117,777	30,387,336
Shares purchased during the year	200,000	-
Granted	-	5,600,000
Expired / forfeited	-	(2,994,000)

At December 31, 2024	11,317,777	32,993,336

	‘A’ Ordinary Shares	Share options
At January 1, 2023	11,117,777	40,547,336
Options of retired director	-	(20,000,000)
Granted	-	14,000,000
Expired / forfeited	-	(4,160,000)

At December 31, 2023	11,117,777	30,387,336

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT

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

Fair Values

The table below sets out the Group’s classification of each class of financial assets/liabilities, their fair values and under which valuation method they are valued:

		Level 1	Level 2	Level 3	Total carrying amount	Fair Value
	Note	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2024
Loans and receivables at amortised cost
Trade receivables	17	13,416	-	-	13,416	13,416
Cash and cash equivalents	18	5,167	-	-	5,167	5,167
		18,583	-	-	18,583	18,583

Liabilities at amortised cost
Senior secured term loan	23	-	(72,391)	-	(72,391)	(72,391)
Convertible note	23	-	(15,401)	-	(15,401)	(15,401)
Exchangeable note	23	-	(210)	-	(210)	(210)
Lease liabilities	24	(12,762)	-	-	(12,762)	(12,762)
Trade and other payables (excluding deferred income)	21	(26,585)	-	-	(26,585)	(26,585)
Provisions	22	(2,529)	-	-	(2,529)	(2,529)

		(41,876)	(88,002)	-	(129,878)	(129,878)

Fair value through profit and loss (FVPL)
Derivative liability - warrants	23	-	(1,658)	-	(1,658)	(1,658)
Derivative asset – prepayment option	23	-	166	-	166	166
Equity investments in Novus	13	-	-	2,455	2,455	2,455

		-	(1,492)	2,455	963	963

		(23,293)	(89,494)	2,455	(110,332)	(110,332)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

		Level 1	Level 2	Level 3	Total carrying amount	Fair Value
	Note	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2023
Loans and receivables at amortised cost
Trade receivables	17	10,698	-	-	10,698	10,698
Cash and cash equivalents	18	3,691	-	-	3,691	3,691
Finance lease receivable	15, 17	155	-	-	155	155

		14,544	-	-	14,544	14,544

Liabilities at amortised cost
Senior secured term loan	23	-	(40,109)	-	(40,109)	(40,109)
Convertible note	23	-	(14,542)	-	(14,542)	(14,542)
Exchangeable note¹	23	-	(210)	-	(210)	(210)
Lease liabilities	24	(12,566)	-	-	(12,566)	(12,566)
Trade and other payables (excluding deferred income)	21	(12,752)	-	-	(12,752)	(12,752)
Provisions	22	(50)	-	-	(50)	(50)

		(25,368)	(54,861)	-	(80,229)	(80,229)

Fair value through profit and loss (FVPL)
Derivative liability - warrants	23	-	(526)	-	(526)	(526)
Derivative asset – prepayment option	23	-	178	-	178	178

		-	(348)	-	(348)	(348)

		(10,824)	(55,209)	-	(66,033)	(66,033)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

 Interest rate risk

As of December 31, 2024, all of the Group’s financial instruments referencing interest rates are based on SOFR, a post-reform benchmark rate. The Group no longer has exposure to interest rate benchmarks subject to IBOR reform; therefore, the disclosure requirements related to benchmark interest rate reform are not applicable.

Effective and repricing analysis

The following tables sets out all interest-earning financial assets and interest-bearing financial liabilities held by the Group at December 31, 2024 and 2023, indicating their effective interest rates and the period in which they re-price:

As at December 31, 2024	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 –12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	18	0.00%	5,167	5,167	-	-	-	-
Exchangeable note[1]	23	4.0%	(210)	-	-	-	-	(210)
Senior secured term loan[2]	23	16.3%	(72,391)	-	-	(72,391)	-	-
Convertible note[3]	23	1.5%	(15,401)	-	-	-	(15,401)	-
Lease payable on Right of Use assets	24	5.0%	(12,762)	(1,150)	(1,135)	(1,742)	(4,532)	(4,203)

Total			(95,597)	4,017	(1,135)	(74,133)	(19,933)	(4,413)

As at December 31, 2023	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 –12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	18	0.00%	3,691	3,691	-	-	-	-
Lease receivable	15,17	4.0%	155	62	39	49	5	-
Exchangeable note[1]	23	4.8%	(210)	-	-	-	-	(210)
Senior secured term loan[2]	23	16.3%	(40,109)	-	-	-	(40,109)	-
Convertible note[3]	23	1.5%	(14,542)	-	-	-	-	(14,542)
Lease payable on Right of Use assets	24	5.0%	(12,566)	(812)	(832)	(1,745)	(4,425)	(4,752)

Total			(63,581)	2,941	(793)	(1,696)	(44,529)	(19,504)

1 The maturity of the exchangeable notes is based on the contractual maturity date of April 1, 2045.
2 The senior secured term loan is a variable instrument. In January 2024, the amended term loan agreement reduced the annual rate of interest on the loan by 2.5% to 8.75% plus the greater of (a) Term Secured Overnight Financing Rate or (b) 4.0% per annum, and allows for a further 2.5% reduction in the base rate to 6.25% once the outstanding principal under the term loan falls below US$35 million.  The loan matures in July 2026.
3 The 7-year convertible note was issued in May 2022 and is a fixed rate instrument which bears a fixed rate of interest of 1.5% per annum.

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$Nil (2023: US$Nil) as at December 31, 2024 the Company holds no funds in interest-bearing accounts; while the annual impact on the interest expense would be an increase of US$755,000 (2023: US$417,000) on the costs of servicing the senior secured term loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Interest rate profile of financial assets / liabilities

The interest rate profile of financial assets/liabilities of the Group was as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000
Variable rate instruments
Cash at bank and in hand	5,167	3,691
Variable rate financial liabilities (senior secured term loan)	(72,391)	(40,109)

	(67,224)	(36,418)

Fixed rate instruments
Fixed rate financial liabilities (exchangeable note)	(210)	(210)
Fixed rate financial liabilities (convertible note)	(15,401)	(14,542)
Fixed rate financial liabilities (lease payables)	(12,762)	(12,566)
Financial assets (lease receivables)	-	155

	(28,373)	(27,163)

 Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial liabilities at fair value through profit and loss. Therefore, a change in interest rates at December 31, 2024 or December 31, 2023 would not affect profit or loss. There was no significant difference between the fair value and carrying value of the Group’s trade receivables and trade and other payables at December 31, 2024 and December 31, 2023 as all fell due within 6 months.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As at December 31, 2024 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade and other payables (excluding deferred income)	25,286	25,286	25,286	-	-	-	-
Lease payable on Right of Use assets	12,762	15,214	1,454	1,408	2,213	5,487	4,652
Senior secured term loan¹	72,391	81,438	1,703	3,319	76,416	-	-
Convertible note	15,401	21,350	150	150	300	900	19,850
Exchangeable notes	210	380	4	4	8	24	340

	126,050	143,668	28,597	4,881	78,937	6,411	24,842

¹ The contractual cash flows of interest on the senior secured term loan is estimated based on the prevailing interest rate at December 31, 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

As at December 31, 2023 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade and other payables (excluding deferred income)	12,752	12,752	12,752	-	-	-	-
Lease payable on Right of Use assets	12,566	15,306	1,107	1,114	2,243	5,442	5,400
Senior secured term loan¹	40,109	56,121	3,461	3,461	6,922	42,277	-
Convertible note	14,542	21,650	150	150	300	900	20,150
Exchangeable notes	210	389	4	4	8	24	349

	80,179	106,218	17,474	4,729	9,473	48,643	25,899

¹ The contractual cash flows of interest on the senior secured term loan is estimated based on the prevailing interest rate at December 31, 2023.

Foreign exchange risk

The majority of the Group’s activities are conducted in US Dollars. Foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. There were no forward contracts in place as at December 31, 2024 or December 31, 2023.

Foreign currency financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are those reported to key management translated into US Dollars at the closing rate:

	EUR	GBP	SEK	CAD	BRL	Other
As at December 31, 2024	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	116	50	20	293	373	-
Trade and other receivable	1,009	74	-	294	1,019	-
Trade and other payables	(7,098)	(453)	(12)	(114)	(135)	(1)
Lease liabilities	(6,867)	-	-	-	(171)	-

Total exposure	(12,840)	(329)	8	473	1,086	(1)

	EUR	GBP	SEK	CAD	BRL	Other
As at December 31, 2023	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	219	15	5	191	854	-
Trade and other receivable	856	100	-	533	1,533	-
Trade and other payables	(3,766)	(100)	(12)	(220)	(704)	(1)
Lease liabilities	(8,349)	-	-	-	(241)	-

Total exposure	(11,040)	15	(7)	504	1,442	(1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Sensitivity analysis

A 10% strengthening of the US Dollar against the Euro at December 31, 2024 would have increased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Profit or Loss US$’000
December 31, 2024
Euro	1,167

December 31, 2023
Euro	1,004

A 10% weakening of the US Dollar against the Euro at December 31, 2024 would have decreased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Profit or Loss US$000
December 31, 2024
Euro	(1,427)

December 31, 2023
Euro	(1,227)

The sensitivity analysis is based on the Group’s foreign currency exposures at the reporting date and assumes a 10% movement in the US Dollar against the Euro. The analysis includes monetary assets and liabilities denominated in Euro at the reporting date and assumes that exchange rate changes occur at the period-end and are applied to the net exposure. Non-monetary items and future forecast transactions are excluded. The analysis assumes that all other variables, including interest rates, remain constant. The analysis does not incorporate interdependencies between variables, such as interest rate effects on exchange rates, and is not based on a value-at-risk model.

The objective of this analysis is to assess the potential impact of reasonably possible changes in exchange rates on the Group’s profit or loss and equity, based on exposures at the reporting date. The analysis reflects only monetary assets and liabilities denominated in foreign currencies and does not include future transactions or embedded derivatives. The analysis has inherent limitations, as it is based on a hypothetical movement in a single variable (foreign exchange rate) and assumes all other variables remain constant. It does not consider the potential interdependence between risk factors (such as changes in interest rates or inflation), nor does it reflect management’s dynamic hedging activities or the potential impact on fair value from market volatility occurring after the reporting date.

Credit Risk

The Group has no significant concentrations of credit risk. Exposure to credit risk is monitored on an ongoing basis. For trade receivables, the Group applies the simplified approach to measuring expected credit losses and recognizes a lifetime expected credit loss allowance. A receivable is considered credit-impaired when it is more than 120 days past due or when there is evidence of significant financial difficulty. The Group maintains specific provisions for potential credit losses. To date such losses have been within management’s expectations. Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk is as follows:

	Carrying Value December 31, 2024 US$’000	Carrying Value December 31, 2023 US$’000
Third party trade receivables (Note 17)	13,416	10,698
Finance lease income receivable (Note 17)	-	155
Cash and cash equivalents (Note 18)	5,167	3,691

	18,583	14,544

The maximum exposure to credit risk for trade receivables and finance lease income receivable by geographic location is as follows:

	Carrying Value December 31, 2024 US$’000	Carrying Value December 31, 2023 US$’000
United States	4,185	4,041
Euro-zone countries	742	851
United Kingdom	741	126
Other regions	7,748	5,835

	13,416	10,853

The maximum exposure to credit risk for trade receivables and finance lease income receivable by type of customer is as follows:

	Carrying Value December 31, 2024 US$’000	Carrying Value December 31, 2023 US$’000
End-user customers	3,828	5,029
Distributors	8,236	5,399
Non-governmental organisations	1,352	425

	13,416	10,853

Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Impairment Losses

The ageing of trade receivables at December 31, 2024 is as follows:

	Gross	Impairment	Expected Credit Loss Rate	Gross	Impairment	Expected Credit Loss Rate
	2024	2024	2024	2023	2023	2023
	US$’000	US$’000%		US$’000	US$’000%
Not past due	9,363	-	-	8,031	-	-
Past due 0-30 days	1,455	-	-	1,534	-	-
Past due 31-120 days	1,753	31	1.8%	856	22	2.6%
Greater than 120 days	3,131	2,255	72.0%	2,601	2,302	88.5%

	15,702	2,286	-	13,022	2,324	-

The Group considers that the credit risk of a financial asset may have increased since initial recognition when it is more than 30 days past due, unless there is evidence to the contrary. As at December 31, 2024, all trade receivables past due more than 30 days were assessed for changes in credit risk since initial recognition. Based on this assessment:

•
Receivables past due between 31 and 120 days are not automatically considered to have an increased credit risk unless other qualitative indicators are present (e.g., known financial difficulty, adverse changes in circumstances, etc.).

•	Receivables past due more than 120 days are generally considered to have a higher credit risk and are assessed for lifetime expected credit losses.

The Group applies a simplified approach in measuring expected credit losses which uses a provision matrix based on historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2024	2023
	US$’000	US$’000
Balance at January 1	2,324	2,691
Charged to costs and expenses	225	715
Amounts written off during the year	(263)	(977)
Eliminated on disposal of business	-	(105)

Balance at December 31	2,286	2,324

The allowance for impairment in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the account owing is possible. At this point the amount is considered irrecoverable and is written off against the financial asset directly.

The Group does not provide financing to customers as a main business activity and therefore is not required to present credit risk exposure disclosures by credit risk grade.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

28.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The changes in the Group’s liabilities arising from financing activities can be classified as follows:

	Note	Borrowings & derivative financial instruments US$’000	Lease liabilities US$’000

Balance at January 1, 2024	23,24	55,387	12,566
Cash-flows:
Principal amount loaned – term loan		30,500	-
Loan origination costs paid		(324)	-
Interest paid for senior secured term loan		(6,253)	-
Interest paid for convertible note		(300)	-
Interest paid for exchangeable notes		(8)	-
Repayment of leases		-	(2,503)

Non-cash:			-
Interest charged		6,561	-
Derivative financial asset at date of issue		28	-
Remeasurement of ROU assets		-	1,764
Additions (related to Right of Use assets)		-	855
Exchange adjustment		-	(512)
Accretion interest		3,214	592
Fair value of derivative liability - warrants		66	-
Fair value of additional derivative liability - warrants		1,066	-
Payment-in-kind (PIK) Interest		3,291	-
Contingent liability		1,813	-
Non-cash loan modification gain		(3,567)	-

Balance at December 31, 2024	23,24	91,474	12,762

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

28.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES (CONTINUED)

	Note	Borrowings & derivative financial instruments US$’000	Lease liabilities US$’000

Balance at January 1, 2023	23,24	59,826	13,943
Cash-flows:
Principal amount loaned – term loan		5,000	-
Loan origination costs paid		(194)	-
Interest paid for senior secured term loan		(7,314)	-
Interest paid for convertible note		(300)	-
Interest paid for exchangeable notes		(8)	-
Repayment of term loan		(10,050)
Repayment of leases		-	(2,318)
Penalty paid for early settlement of term loan		(905)	-

Non-cash:			—
Interest charged		7,622	-
Penalty for early settlement charged		905	-
Derivative financial asset at date of issue	23	11	-
Disposals (related to Right of Use assets)		-	(106)
Additions (related to Right of Use assets)		-	112
Exchange adjustment		-	311
Accretion interest		1,927	624
Fair value of derivative liability - warrants		(1,133)	-

Balance at December 31, 2023	23,24	55,387	12,566

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

29.	BUSINESS COMBINATIONS

Acquisition of the CGM assets of Waveform Technologies, Inc.

On January 30, 2024, the Company purchased the biosensor and continuous glucose monitoring (“CGM”)  assets of privately held Waveform Technologies, Inc. (“Waveform”) for the initial consideration of US$12.5 million in cash and 36 million ‘A’ Ordinary shares (represented by 1.8 million ADSs) of the Company, which had a fair value of US$3,960,000 on the date of acquisition. In addition contingent consideration of a maximum of US$20 million. We intend to update the Waveform CGM device, which is not being marketed, and optimize it for broad adoption and then evolve this platform technology to measure and analyze other valuable biomarkers and related datapoints. Our vision is to develop a portfolio of technologies that can offer users and clinicians valuable actionable health and wellness insights. Control was obtained through the acquisition of substantially all of Waveform’s operational assets and intellectual property, representing an integrated set of activities and assets capable of being conducted and managed to provide a return in the form of outputs. The integrated set of activities and assets purchased will significantly contribute to achieving our vision and its associated outputs.

This transaction has been accounted for as a business combination under IFRS 3. The determination was based on the acquisition of an integrated set of activities and assets, including intellectual property, technical processes, and a skilled workforce, that together constitute a business capable of being conducted and managed to provide returns

The fair value of non-cash consideration in the form of ADSs issued in connection with the acquisition was determined using the volume-weighted average price (VWAP) of the Company’s ADSs on the acquisition date.

Contingent consideration of up to US$20 million may be payable upon the occurrence of certain events, including;

•
US$5.0 million payment if, within the next 12 months after closing, (i) the closing price of the Company’s ADSs does not exceed US$7.50 per ADS for at a least 20 consecutive trading days and (ii) the average daily trading volume of the Company’s ADSs does not equal or exceed 20,000 ADSs for 20 consecutive trading days, and

•
50% of the proceeds received by the Company (up to a maximum payment of additional consideration of US$15.0 million) on our entering into certain commercial partnering agreements with certain glucose pump manufacturers in the 24 months from date of acquisition. The fair value assigned to this element of the contingent consideration was US$1.8 million at the acquisition date. This is disclosed as a contingent liability in Note 23.

The fair value of the contingent consideration at date of acquisition was US$6.8 million. Of this, US$5.0 million is classified as a current liability (Note 21), while the US$1.8 million is disclosed as a contingent liability (see Note 23). As of December 31, 2024, there have been no changes to the amount recognized or to the assumptions used in its initial measurement.

Acquisition-related costs amounting to US$1.5 million in respect of the Waveform transaction are not included as part of consideration transferred and have been recognised as an expense in the condensed consolidated statement of operations, within ‘Selling, general and administrative expenses’.

The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of the above acquisitions. Any amendments to these acquisition fair values within the 12-month timeframe from the date of acquisition will be disclosed in the relevant Annual Report as stipulated by IFRS 3 Business Combinations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

29.	BUSINESS COMBINATIONS (CONTINUED)

	Provisional value US$‘000	Measurement period adjustment US$‘000	Adjusted values US$‘000
Property, plant and equipment	1,569	(206)	1,363
Intangible assets – arising on acquisition	9,360	-	9,360
Financial assets	9	-	9
Inventory	1,296	(1,296)	-
Trade and other receivables	135	-	135
Trade and other payables	(50)	-	(50)
Deferred tax liabilities	(1,170)	1,170	-
Net assets acquired	11,149	(332)	10,817
Goodwill	12,071	332	12,403
Consideration	23,220	-	23,220

Satisfied by:
Cash consideration	12,500	-	12,500
Non-cash consideration	3,960	-	3,960
Deferred contingent consideration	6,760	-	6,760
Total consideration	23,220	-	23,220

Net cash outflow – arising on acquisition
Cash consideration	12,500	-	12,500
Net cash outflow	12,500	-	12,500

In accordance with IFRS 3 Business Combinations, the Group finalised the fair value assessments relating to the acquisition of the Waveform CGM assets during the year. As part of this process, the Group reassessed the fair value of several acquired balances based on new information obtained during the measurement period.

The fair value of intellectual property related to the acquired technology at the Closing Date was derived using the multi-period excess earnings method. Significant assumptions used in the valuation including CGM cash flow projections which were based on estimates used to price the Waveform acquisition, and the discount rate applied was benchmarked with reference to the implied rate of return to the Company’s pricing model and the weighted-average cost of capital. The intangible asset for acquired technology will be amortized over the respective estimated periods for which the intangible assets will provide economic benefit to the Company, which is 15 years.

Following further evaluation, the deferred tax liability of US$1.2 million initially recognised on acquisition was reversed. This adjustment was based on a more detailed analysis of the tax base of the acquired intangible assets, which concluded that a deferred tax liability was not required.

In addition, the fair value of inventory was reduced by US$1.3 million. This reduction reflects a revised assessment of net realisable value. Although initial discussions with management and potential buyers such as Bayer India suggested a potential market in emerging economies, further exploration indicated that the additional expenditure required to bring the acquired raw materials, finished goods and work-in-progress to market would render the inventory commercially unviable. As a result, the inventory was deemed to have no recoverable value.

The value of property, plant and equipment was also reduced by US$0.2 million. These assets were found to be specific to the legacy CGM product and, following further technical review, were determined to have no future economic value. Accordingly, their fair value was adjusted to nil.

These adjustments have been accounted for retrospectively as measurement period adjustments in accordance with IFRS 3. These measurement period adjustments resulted in a corresponding increase in goodwill of US$0.3 million. Comparative figures have not been restated as the acquisition occurred during the current financial year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

29.	BUSINESS COMBINATIONS (CONTINUED)

The goodwill recognised from the acquisition of the Waveform CGM assets primarily reflects expected synergies from integrating Waveform’s European-approved CGM technology with Trinity Biotech’s global manufacturing and diabetes expertise. The platform is expected to accelerate the development of a next-generation, affordable, and user-friendly CGM device, and supports the Group’s strategy to expand into adjacent biosensor markets. None of the goodwill is expected to be deductible for tax purposes.

Waveform was acquired on January 30, 2024. As of December 31, 2024, the acquiree had not generated any revenue since the acquisition date, and therefore no revenue has been included in the Group’s consolidated statement of comprehensive income for the reporting period. In addition, the acquired business incurred a net loss of US$1.3 million, which has been included in the Group’s consolidated results. The reported loss excludes interest on intercompany funding arrangements in order to reflect the underlying performance of the acquired business. Waveform Technologies, Inc. was a privately held company in the late stages of product development and commercial readiness. Although the company was not generating revenue, it had developed a CE-marked CGM device. It did not maintain financial information in accordance with IFRS, and as such, the Group is unable to reliably reconstruct the required historical information for pro forma disclosure without incurring undue cost or effort.

Acquisition of Metabolomics Diagnostics Limited
In September 2024, the Company completed the acquisition of 100% of Metabolomics Diagnostics Ltd (“Metabolomics”), a privately-owned Irish deep-tech company, specializing in the development of novel biomarker-based diagnostic solutions for complex diseases, with the initial focus being screening for preeclampsia risk using the company’s PrePsia test. Control was obtained through the execution of a share purchase agreement, resulting in the acquisition of 100% of the voting interests. The primary reason for the acquisition was to enter a new area of medical diagnostics with significant long-term growth potential. The acquisition aligns with the Group’s strategy of combining its established capabilities with innovative technologies to unlock new revenue opportunities. The Group intends to leverage this platform to commercialise the PrePsia test in the U.S. through its Immco laboratory and to explore opportunities in international markets.

The Company acquired Metabolomics for consideration of approximately US$0.9 million paid through the issuance of approximately 0.27 million ADSs of the Company alongside the extinguishment of monies owed to the Company totalling US$0.4 million. The fair value of non-cash consideration in the form of ADSs issued in connection with the acquisition was determined using the volume-weighted average price (VWAP) of the Company’s ADSs on the acquisition date.

Metabolomics Provisional value US$‘000
Property, plant and equipment	10
Intangible assets – arising on acquisition	1,200
Inventory	144
Trade and other receivables	181
Trade and other payables	(494)
Deferred tax liabilities	(150)
Cash acquired	9
Net assets acquired	900
Goodwill	6
Consideration	906

Satisfied by:
Cash consideration	412
Non-cash consideration	494
Total consideration	906

Net cash outflow – arising on acquisition
Cash consideration	412
Less: Cash and cash equivalents	(8)
Net cash outflow	404

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

29.	BUSINESS COMBINATIONS (CONTINUED)

Transaction costs associated with the acquisition of Metabolomics amounted to US$0.3 million, relating to the disbursement of agreed fees and closing bonuses. These costs have been expensed as incurred in accordance with IFRS 3 and have been recognised in the condensed consolidated statement of operations, within ‘Selling, general and administrative expenses’

The goodwill recognised in respect of the Metabolomics acquisition is attributable to expected synergies arising from the combination of operations, as well as the assembled workforce of the acquired business. None of the goodwill recognised is expected to be deductible for tax purposes.

Metabolomics was acquired in September 2024. As of December 31, 2024, the acquiree had not generated any revenue since the acquisition date, and therefore no revenue has been included in the Group’s consolidated statement of comprehensive income for the reporting period. The acquired business incurred a net loss of US$0.3 million, primarily relating to ongoing development and administrative costs, which has been included in the Group’s consolidated results. Metabolomics was a privately held, early-stage Irish entity focused on biomarker-based diagnostics. The company did not prepare its financial information in accordance with IFRS, and the Group is therefore unable to reliably reconstruct the necessary historical financial information to provide pro forma consolidated revenue and profit or loss data without incurring undue cost or effort.

Acquisition of EpiCapture Limited

In October 2024, the Company completed the acquisition of 100% of EpiCapture Limited (“EpiCapture”), a company developing a non-invasive test for monitoring the risk of aggressive prostate cancer. Control was obtained through the execution of a share purchase agreement, resulting in the acquisition of 100% of the voting interests. The primary reason for the acquisition was to strengthen the Group’s oncology diagnostics pipeline by acquiring a novel, epigenetics-based prostate cancer test aligned with our strategy of combining Trinity’s established capabilities with cutting-edge technologies to address large-scale, urgent, and important clinical issues.

The Company acquired EpiCapture for an initial consideration of approximately US$3.0 million, with an additional consideration of US$0.5 million contingent (Note 21) on the achievement of future milestones. The initial consideration was paid through the issuance of approximately 1.7 million ADS in Trinity Biotech. The fair value of non-cash consideration in the form of Company ADSs issued in connection with the acquisition was determined using the volume-weighted average price (VWAP) of the Company’s ADSs on the acquisition date.

EpiCapture Provisional value US$‘000
Intangible assets – arising on acquisition	2,668
Trade and other payables	(406)
Deferred tax liabilities	(333)
Net assets acquired	1,929
Goodwill	1,420
Consideration	3,349

Satisfied by:
Non-cash consideration	2,965
Deferred contingent consideration	384
Total consideration	3,349

Net cash outflow – arising on acquisition
Net cash outflow	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

29.	BUSINESS COMBINATIONS (CONTINUED)

The contingent consideration related to the acquisition of EpiCapture Limited comprises deferred consideration with a fair value of US$0.4 million. An amount of US$0.5 million will become payable if cumulative revenues from EpiCapture’s operations reach US$1.0 million within a period of three years, commencing from the date on which the Company obtains validation of the EpiCapture prostate test under the New York State Department of Health’s Clinical Laboratory Evaluation Programme. As of December 31, 2024, there have been no changes to the amount recognized or to the assumptions used in its initial measurement.

Transaction costs associated with the acquisition of EpiCapture amounted to US$26,000, have been expensed as incurred in accordance with IFRS 3 and have been recognised in the condensed consolidated statement of profit or loss, within ‘Selling, general and administrative expenses’.

The goodwill recognised in respect of the EpiCapture acquisition is attributable to expected synergies arising from the combination of operations. None of the goodwill recognised is expected to be deductible for tax purposes.

EpiCapture was acquired in October 2024. As of December 31, 2024, the acquiree had not generated any revenue since the acquisition date, and therefore no revenue has been included in the Group’s consolidated statement of comprehensive income for the reporting period. The acquired business incurred a net loss of US$20,000, mainly comprising transaction-related expenses, which has been included in the Group’s consolidated results. EpiCapture Limited was a privately held, early-stage Irish company developing a novel epigenetics-based diagnostic test. As the entity did not prepare its financial information in accordance with IFRS, it is not practicable for the Group to reconstruct the required historical financial information to present pro forma consolidated results for the year ended December 31, 2024, without undue cost or effort

The initial assignment of fair values to the identifiable net assets acquired in respect of the Metabolomics and EpiCapture acquisitions has been performed on a provisional basis. Any amendments to these acquisition fair values within the 12-month timeframe from the respective dates of acquisition will be disclosed in future financial statements in accordance with IFRS 3 Business Combinations.

It is impracticable for the Group to disclose the pro forma consolidated revenue and profit or loss for the year ended December 31, 2024, as if the acquisitions of Waveform, Metabolomics, and EpiCapture had occurred on January 1, 2024. All three entities were privately held, early-stage businesses that did not maintain financial information in accordance with IFRS. As a result, the Group is unable to reliably reconstruct the required historical financial information without incurring undue cost or effort.

There were no individually immaterial business combinations that are collectively material during the year. All business combinations completed during the year have been assessed as individually material and have been disclosed separately in the notes to the consolidated financial statements.

30.	POST BALANCE SHEET EVENTS

Amendment and Restatement of Term Loan

During 2025, the Company entered into further amendments to its senior secured term loan credit agreement with its principal lender, Perceptive, to access additional funding and enhance its financial position.

On February 27, 2025, the Company entered into a fourth amendment to the credit agreement, pursuant to which Perceptive provided an additional US$4.0 million in term loan funding. This funding will be used for general corporate purposes, including the further development of our CGM offering.

On May 14, 2025, the Company entered into a fifth amendment to the credit agreement, which provided for a further US$2.0 million in term loan funding, extended the maturity date of the Term Loan from January 2026 to July 27, 2026, and confirmed that interest payments for the months of April, May, and June 2025 would be paid-in-kind. This funding is also intended to support general corporate purposes and continued investment in the Company’s CGM and biosensor development programs.

These 2025 amendments reflect the ongoing support of Perceptive and have further strengthened the Company’s liquidity position, while providing greater operational and financial flexibility to support the execution of its strategic and commercial objectives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

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

Key sources of estimation uncertainty

Note 12 contains information about the assumptions and the risk factors relating to the impairment of goodwill, other intangible assets, property, plant and equipment and financial asset. Note 20 outlines information regarding the valuation of share options. Note 23 outlines the valuation techniques used by the Company in determining the fair value of the Group’s interest-bearing loans and borrowings. In Note 27, detailed analysis is given about the interest rate risk, credit risk, liquidity risk and foreign exchange risk of the Group.

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

At December 31, 2024 US$nil (2023: US$50,000) (2022: US$114,000) of revenue was deferred in accordance with IFRS15.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

31.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

At December 31, 2024 the carrying value of capitalised development costs was US$20,951,000 (2023: US$15,103,000) (see  Note 12 to the consolidated financial statements). The increase in 2024 was mainly as a result of additions of US$8,582,000, partially offset by impairment losses of US$1,596,000 recognised during the year.

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

The impairment testing performed during the year ended December 31, 2024 resulted in impairment losses being recorded  in four cash generating units, namely Immco Diagnostics Inc, Trinity Biotech Do Brasil, Biopool US Inc and Clark Laboratories Inc totalling US$1.4 million. For further information, refer to Note 12.

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write off inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2024, 2023 or 2022 which would have an impact on the carrying values of inventory during those periods, except as discussed below. At December 31, 2024 our allowance for slow moving and obsolete inventory was US$7.6 million which represents approximately 28.3% of gross inventory value. At December 31, 2023 our allowance for slow moving and obsolete inventory was US$11.3 million which represented approximately 36.3% of gross inventory value and at December 31, 2022 the provision was US$16.3 million, or approximately 42.0% of gross inventory value. The estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory has decreased between 2023 and 2024 due to the physical scrapping of obsolete inventory and better inventory management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

31.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Allowance for slow-moving and obsolete inventory (continued)

Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$0.5 million at December 31, 2024 (2023: US$0.6 million) (2022: US$0.8 million) would result. For further information, refer to Note 16.

Business Combinations

The Group completed three business combinations during the year: the acquisitions of Waveform Technologies, Metabolomics Health, and EpiCapture. Significant judgement was required in determining whether each transaction met the definition of a business under IFRS 3 Business Combinations, based on the acquisition of an integrated set of activities and assets capable of generating outputs.

In accounting for these transactions, management was required to make key estimates in the determination of the fair value of the identifiable assets acquired and liabilities assumed, including the recognition and measurement of separately identifiable intangible assets and contingent consideration. The valuations involved the use of discounted cash flow models and required management to estimate future cash flows, apply appropriate discount rates reflecting the Group’s weighted average cost of capital, and assess the probability of meeting contingent consideration milestones. The Group engaged an independent third-party valuation specialist to assist with the purchase price allocation for all three acquisitions. These estimates had a material impact on the allocation of consideration between identifiable intangible assets and goodwill.

Investment in Novus Diagnostics

During the year, the Group acquired a minority equity interest in a privately held company that is not quoted in an active market. The investment is classified as a financial asset at fair value through profit or loss (FVTPL) in accordance with IFRS 9. The fair value of the investment was initially based on the transaction price. As the investment is classified within Level 3 of the fair value hierarchy under IFRS 13, subsequent remeasurement requires the use of unobservable inputs and significant management judgement. This includes consideration of investee-specific developments, commercial progress, and market conditions.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

Management’s assessment of the Group’s ability to continue as a going concern involves significant judgement. For details of the assumptions and considerations underpinning this assessment, refer to the “Going concern” section of Note 1, which outlines the basis of preparation..

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

32.	GROUP UNDERTAKINGS

The consolidated financial statements include the financial statements of Trinity Biotech plc and the following principal subsidiary undertakings:

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Trinity Biotech Manufacturing Limited IDA Business Park, Bray County Wicklow, Ireland	Manufacture and sale of diagnostic test kits	Ireland	100%

Trinity Research Limited IDA Business Park, Bray County Wicklow, Ireland	Research and development	Ireland	100%

Trinity Biotech Manufacturing Services Limited IDA Business Park, Bray County Wicklow, Ireland	Dormant	Ireland	100%

Trinity Biotech Luxembourg Sarl 1, rue Bender, L-1229 Luxembourg	Investment and provision of financial services	Luxembourg	100%

Trinity Biotech Inc Girts Road, Jamestown, NY 14702, USA	Holding Company	U.S.A.	100%

Clark Laboratories Inc Trading as Trinity Biotech (USA) Girts Road, Jamestown NY14702, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Mardx Diagnostics Inc 5919 Farnsworth Court Carlsbad CA 92008, USA	Dormant	U.S.A.	100%

Biopool US Inc (trading as Trinity Biotech Distribution) Girts Road, Jamestown NY14702, USA	Sale of diagnostic test kits	U.S.A.	100%

Primus Corporation 4231 E 75th Terrace Kansas City, MO 64132, USA	Manufacture and sale of diagnostic test kits and instrumentation	U.S.A.	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

32.	GROUP UNDERTAKINGS (CONTINUED)

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Phoenix Bio-tech Corp. 1166 South Service Road West Oakville, ON L6L 5T7 Canada.	Dormant	Canada	100%

Fiomi Diagnostics Holding AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Holding Company	Sweden	100%

Fiomi Diagnostics AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Discontinued operation (in liquidation)	Sweden	100%

Trinity Biotech Do Brasil Comercio e Importacao Ltda Rua Silva Bueno 1.660 – Cj. 101/102 Ipiranga Sao Paulo Brazil	Sale of diagnostic test kits	Brazil	100%

Trinity Biotech (UK) Ltd Mills and Reeve LLP Botanic House 100 Hills Road Cambridge, CB2 1PH United Kingdom	Sales & marketing activities	UK	100%

Immco Diagnostics Inc 60 Pineview Drive Buffalo NY 14228, USA	Manufacture and sale of autoimmune products and laboratory services	U.S.A.	100%

Nova Century Scientific Inc 5022 South Service Road Burlington Ontario Canada	Manufacture and sale of autoimmune products and infectious diseases	Canada	100%

Trinity Biotech Investment Ltd PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands	Investment and provision of financial services	Cayman Islands	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

32.	GROUP UNDERTAKINGS (CONTINUED)

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Trib Biosensors Inc. 27700 S.W. 95th Avenue, Wilsonville, Oregon 97070, USA	Manufacturing, development, and sale of biosensors	USA	100%

Konamite Limited IDA Business Park, Bray County Wicklow, Ireland	Sales & marketing activities	Ireland	100%

Trinity Biotech Joint Venture Limited IDA Business Park, Bray County Wicklow, Ireland	Holding Company	Ireland	100%

EpiCapture Limited 19 Mather Road, Mount Merrion, Dublin, Ireland	Research and development	Ireland	100%

Metabolomics Diagnostics Limited Hoffman Park, Inchera, Little Island, Co. Cork, Ireland	Research and development	Ireland	100%

Waveform Technologies Inc. Obrtna cesta 18, 8310 Sentjernej, Slovenia	Manufacturing, development, and sale of biosensors	Slovenia	100%

33.	AUTHORISATION FOR ISSUE

These Group consolidated financial statements were authorised for issue by the Board of Directors on May 15, 2025.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

TRINITY BIOTECH PLC

By	/s/ John Gillard
Mr John Gillard
Director/
Chief Executive Officer

Date: May 15, 2025

By:	/s/ Susan O’Connor
Susan O’Connor
Interim Chief Financial Officer

Date: May 15, 2025

Item 19	Exhibits

Exhibit No.	Description of Exhibit

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

4.11
Warrant to purchase American Depositary Shares of Trinity Biotech plc, dated January 27, 2022 (included as Exhibit 4.11 to our Annual Report on Form 20-F filed on April 30, 2024 and incorporated herein by reference).

4.12
First Amendment to Warrant Certificate to purchase American Depositary Shares of Trinity Biotech plc dated February 21, 2023 (included as Exhibit 4.12.1 to our Report on Form 6-K filed on February 22, 2023 and incorporated herein by reference).

4.13	Second Amendment to Warrant to purchase American Depositary Shares of Trinity Biotech plc dated January 30, 2024.

4.14	Third Amendment to Warrant to purchase American Depositary Shares of Trinity Biotech plc dated December 23, 2024

4.15
Securities Purchase Agreement between Trinity Biotech Plc and MiCo IVD Holdings, LLC dated April 11, 2022 (included as Exhibit 99.2 to our Report on Form 6-K filed on April 11, 2022 and incorporated herein by reference).

4.16	Convertible Loan Note (included as Exhibit 99.3 to our Report on Form 6-K filed on April 11, 2022 and incorporated herein by reference).

Exhibit No.	Description of Exhibit

4.17	Investor Subordination Agreement dated May 3, 2022 (included as Exhibit 4.15 to our Annual Report on Form 20-F filed on April 30, 2024 and incorporated herein by reference).

4.18*
Share Purchase Agreement in respect of Benen Trading Limited and Fitzgerald Industries International Inc., dated as of April 20, 2023 (included as Exhibit 4.15 to our Report on Form 6-K filed on April 24, 2023 and incorporated herein by reference).

4.19 †
Transition Agreement, dated as of December 20, 2023, among Bayer Healthcare LLC, Waveform Technologies, Inc. and TRIB Biosensors Inc. (included as Exhibit 4.17 to our Annual Report on Form 20-F filed on April 30, 2024 and incorporated herein by reference)

4.20*†	Asset and Share Purchase Agreement dated as of January 30, 2024 (included as Exhibit 4.20 to our Report on Form 6-K filed on February 1, 2024 and incorporated herein by reference).

4.21*	Fifth Amended and Restated Credit Agreement and Guaranty, dated as of May 14, 2025 (included as Exhibit 99.1 to our Report on Form 6-K filed on May 15, 2025 and incorporated herein by reference).

4.22
Warrant to purchase American Depositary Shares of Trinity Biotech plc, dated January 30, 2024 (included as Exhibit 4.20 to our Annual Report on Form 20-F filed on April 30, 2024 and incorporated herein by reference).

4.23	First Amendment to Warrant to purchase American Depositary Shares of Trinity Biotech plc dated December 23, 2024.

4.24	Warrant to purchase to purchase American Depositary Shares of Trinity Biotech plc, dated December 23, 2024 (of Perceptive Credit Holdings III, LP)

4.25	Warrant to purchase to purchase American Depositary Shares of Trinity Biotech plc, dated December 23, 2024 (of Perceptive Credit Holdings II, LP)

8.1	List of significant subsidiaries of Trinity Biotech plc (included as Item 18, note 32 to the consolidated financial statements in this Annual Report).

11.1	Insider trading policy (included as Exhibit 4.21 to our Annual Report on Form 20-F filed on April 30, 2024 and incorporated herein by reference).

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Statement of Assets Acquired and Liabilities Assumed as of January 30, 2024 (on Form 6-K filed on April 30, 2024 and incorporated herein by reference).

15.2	Consent of Independent Registered Public Accounting Firm

97.1	Clawback Policy.

101.INS	XBRL Instance Document (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.LAB	Inline XBRL Taxonomy Label Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Certain schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

† Portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.