Form 20-F
period 2025-12-31
TRINITY BIOTECH PLC
filed 2026-04-30
CIK 888721

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Paul Murphy

Interim Chief Financial Officer

Tel: +353 1276 9800

Fax: +353 1276 9888

IDA Business Park, Bray, County Wicklow, A98 H5C8, Ireland

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares (each representing 20‘A’ Ordinary Shares, par value US$0.0001)	TRIB	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

374,206,640 Class ‘A’ Ordinary Shares (excluding Treasury Shares)

(as of December 31, 2025)

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

Yes ☐ No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statements on Form S-8 File Nos. 333-182279,333-195232 and 333-253070 and our Registration Statements on Form F-3 File Nos. 333-286020, 333-267160, 333-280391 and 333-283273.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

As used herein, references to “we”, “us”, “Trinity Biotech” or the “Group” in this Annual Report on Form 20-F (the “Annual Report”) shall mean Trinity Biotech plc and its subsidiaries. References to the “Company” in this Annual Report shall mean Trinity Biotech plc., the parent company. Our consolidated financial statements appearing in this Annual Report are prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The IFRS standards applied are those effective for accounting periods beginning January 1, 2025. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. We present our consolidated financial statements in U.S. Dollars and except as otherwise stated herein, all monetary amounts in this annual report have been presented in US Dollars. All references in this annual report to “Dollars” and “$” are to US Dollars, and all references to “Euro” or “€” are to European Union Euro. For presentation purposes all financial information, including comparative figures from prior periods, have been stated in round thousands, unless otherwise indicated.

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

SUMMARY OF RISK FACTORS

An investment in our securities involves a high degree of risk. Our business, financial condition or results of operations could be adversely affected by any of these risks. You should carefully consider the risks described below and, in the information, contained or incorporated by reference in this Annual Report. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. If any of these risks actually occurs, our business, business prospects, financial condition or results of operations could be seriously harmed. This could cause the trading price of our American Depositary Shares (“ADSs”) to decline, resulting in a loss of all or part of your investment.

Risks Related to our Business and Industry

•          We have a history of losses from operations and negative cash flows from operating activities, which may continue in the future.

•          We have incurred substantial debt, which could impair our flexibility and access to capital and adversely affect our financial position.

•          Failure to comply with the terms of the Credit Agreement could result in a default under its terms and, if uncured, could result in action against our pledged assets. Further, our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

•          Our ability to continue as a going concern depends on our ability to generate cash flows from operations and to conduct adequate financing activities. We expect we will require future additional capital.

•          We may encounter difficulties in realizing the potential financial or strategic benefits of business acquisitions.

•          Our long-term success depends upon the successful development and commercialization of new products, particularly in the biosensor area.

•          Our ability to sell products could be adversely affected by competition from new and existing diagnostic and biosensor products, and changing conditions in the diagnostic market, including reductions in government funding and sector consolidation.

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

•          Although the FDA’s 2024 effort to regulate laboratory developed tests was vacated by a federal court and subsequently rescinded in 2025, future legislative or regulatory actions could again impose premarket review or other compliance obligations on our laboratory developed tests, resulting in potential costs and delays.

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

•          Our patent protection may not be sufficiently broad to compete effectively, the existing patents could be challenged, and trade secrets and confidential know-how could be obtained by competitors.

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

Risks Related to Ownership of our American Depository Shares

•          Affiliates of Perceptive Advisors, our principal lender, and MiCo IVD Holdings, LLC (“MiCo”) own, or are entitled to acquire, a significant percentage of our share capital, which may give each of them significant influence over our management and affairs and may deter a change in control or other transaction that may be favorable to our shareholders.

•          Our failure to meet the continued listing requirements of Nasdaq could result in a de-listing of our ADSs and penny stock trading.

•          The market price of our ADSs has been, and may continue to be, highly volatile.

•          We will need additional capital in the future.

•          The conversion or exercise of our outstanding convertible instruments, share options, and warrants, and sales of ADSs under our committed equity financing, could significantly dilute the ownership interest of existing shareholders.

•          It could be difficult for U.S. holders of our ADSs to enforce any securities laws claims against us, our officers or directors in Irish Courts.

Risks Related to our Business and Industry

We have a history of losses from operations and negative cash flows from operating activities, which may continue in the future.

We have incurred net losses and negative cash flows from operating activities in the past two years and we may not be able to achieve or maintain profitability or positive cash flow in the future. We have incurred losses of US$37.4 million and US$31.8 million in the years ended December 31, 2025 and 2024, respectively, and had negative cash flows from operating activities of US$5.9 million and US$4.2 million, respectively.

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

Additional funding may not be available on acceptable terms, or at all. In addition, we may not be able to access a portion of our existing cash, cash equivalents and investments due to market conditions. Further, as a result of geopolitical and macroeconomic events, including the Israel-Hamas and Russia-Ukraine wars, and the escalating wars in the Middle East involving the United States, Israel, Iran, and regional armed groups, alongside the ongoing uncertainty in respect of the imposition or escalation of U.S. tariffs on imported medical and laboratory equipment, components, or raw materials, the global credit and financial markets have experienced volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. Any further escalation in the Middle East could also lead to additional sanctions, trade restrictions, or security‑related delays affecting the movement of medical equipment, components, or raw materials. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly or more dilutive.

Expansion into new businesses may present operating and marketing challenges different from those we currently encounter, and we cannot assure that new business initiatives will be successful enough to justify the time, effort, and resources that we devote to them or ultimately achieve profitability. We initially announced the adoption of a transformation plan to improve the financial performance of our existing business in April 2024 and we continue to pursue and execute a strategic realignment of our continuing business. Although we have implemented, and are further advanced in implementing, key elements of this plan, including consolidating manufacturing, moving certain manufacturing activities offshore to improve operating margins, and centralizing significant business support functions in a lower‑cost shared services environment, there remains execution risk. We may encounter delays, cost overruns, operational disruption, or lower‑than‑expected efficiency gains, and we cannot assure you that these initiatives will ultimately deliver the anticipated financial benefits or that we will achieve our long‑term profitability goals.

Any of the above events could significantly harm our business, prospects, financial condition, and results of operations and cause the price of our ADSs to decline.

We have incurred substantial debt, which could impair our flexibility and access to capital and adversely affect our financial position.

As of December 31, 2025, we had total indebtedness of approximately US$141.3 million (carrying value under IFRS), consisting of a senior secured term loan (the “Term Loan” or “Credit Agreement”) from Perceptive Credit Holdings III, LP (“Perceptive”), a convertible note issued to MiCo IVD Holdings, LLC. (“MiCo”), a derivative liability related to warrants and conversion options issued to Perceptive, lease liabilities and a residual amount owing for an exchangeable note which was almost completely retired in 2022. In addition, a deferred consideration payment of US$5.0 million related to the acquisition of the biosensor assets of Waveform was extended to November 2025.

As of December 31, 2025, the Term Loan had an outstanding balance of US$108.0 million. Over recent years, the Group has increased its term loan borrowings through multiple amendments and restatements to the Credit Agreement, including the capitalisation of paid‑in‑kind interest, which has materially increased the outstanding principal balance.

On December 22, 2025, we entered into a series of agreements, including a further amendment to the Credit Agreement, under which our existing term loan obligations to Perceptive were restructured into a new senior convertible note representing the principal balance owed under the Credit Agreement at the time of approximately USD$95.8 million (IFRS carrying value US$93.3 million). This restructuring modified the terms, maturity profile and settlement mechanics of our indebtedness to Perceptive. Under these agreements, Perceptive may elect, at its discretion, to convert up to US$60.0 million outstanding principal under the Credit Agreement and US$12.5 million of other amounts owed to Perceptive into ADSs. The timing, volume and frequency of any conversions are entirely at Perceptive’s election, and the Company has no control over whether, when, or to what extent such conversions may occur. The Second Amendment also provided for an additional US$5.0 million in new term loan borrowing.

Following this restructuring, our total indebtedness as of December 31, 2025 was approximately US$141.3 million (carrying value under IFRS), including the Convertible Note, the MiCo convertible note, derivative liabilities relating to Perceptive warrants, lease liabilities, and remaining exchangeable note balances.

In connection with MiCo’s investment in 2022, we issued MiCo a seven-year, unsecured junior convertible note of US$20.0 million, The convertible note has an interest rate of 1.5% and interest is payable quarterly. The convertible note mandatorily converts into ADSs if the volume weighted average price of our ADSs is at or above US$16.20 for any five consecutive NASDAQ trading days. Based on public filings, we understand that on December 2, 2025, MiCo was acquired by AI N M NET LTD as a result of a share purchase agreement with Dayli Trinity Holdings Limited.

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

As a result of the debt we have incurred, we will need to raise capital in one or more debt or equity offerings to fund our operations and obligations. There can be no assurance, however, that we will be successful in raising the necessary capital or that any such offering will be available to us on terms acceptable to us, or at all. If we are unable to raise additional capital that may be needed on terms in sufficient amounts or on terms acceptable to us, it could have a material adverse effect on our company and we may have to significantly delay, scale back or discontinue our deliveries under our outstanding customer purchase orders or the development or commercialization of one or more of our products or one or more of our other research and development initiatives, sell assets and/or cease trading.

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

The Term Loan is secured by substantially all of our property and assets, including our equity interests in our subsidiaries. The credit agreement governing the Term Loan (the “Credit Agreement”) contains a financial covenant requiring that we maintain agreed levels of unrestricted cash, which must be held in one or more accounts subject to the security interests of the lenders under the Credit Agreement. In addition, the Credit Agreement contains covenants that restrict our ability to finance future operations or capital needs or to engage in other business activities.

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

Borrowings under our Credit Agreement are at a variable rate of interest and expose us to interest rate risk. On January 30, 2024, we amended the Credit Agreement to reduce the base rate of interest by 2.5% to 8.75%. The Term Loan accrues interest at an annual rate equal to 8.75% plus the greater of (a) Term SOFR (Secured Overnight Financing Rate) or (b) 4.0% per annum. Over recent years, we have repeatedly increased our term loan borrowings and paid interest in kind through multiple amendments and restatements to the Credit Agreement, which have materially increased the outstanding principal balance.

If interest rates increase, our debt service obligations on the variable rate indebtedness will increase, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

As of December 31, 2025, the total outstanding amount of our variable rate debt was US$108.0 million.

Our anticipated annual cash interest expense on US$108.0 million variable rate debt at the current rate of approximately 12.75 percent would be approximately US$13.8 million. Every one percent increase in the interest rate results in additional annual interest payable of approximately US$1.1 million, based on the current amount of indebtedness.

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

A significant part of our business strategy is to pursue acquisitions and other initiatives based on a strategy centered on adding complementary solutions to our portfolio—all while we seek to ensure our continued high quality of services and product delivery. We have made numerous acquisitions including the acquisition in 2024 of the biosensor assets of Waveform, and intend to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring (“CGM”) product. During 2024, we also acquired Metabolomic Diagnostics which will grow our presence in the maternal health market, and we also entered the oncology space with the acquisition of Epicapture Limited.

Mergers and acquisitions of companies and assets are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to expand our business. Failure to manage and successfully integrate such acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products, technologies and professional services to a failure to do so. There can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products. If we acquire other businesses, we may face difficulties, including:

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

•          Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions; and

•          Insufficient revenue to offset increased expenses associated with acquisitions.

Our long-term success depends upon the successful development and commercialization of new products, particularly in the biosensor area.

Our long-term viability and growth will depend upon the successful discovery, development and commercialization of new and enhanced products from our activities. In order to remain competitive, we are committed to significant expenditures on research and development (“R&D”) and the commercialization of new or enhanced products. The R&D process generally takes a significant amount of time from product inception to commercial launch. However, there is no certainty that this investment in research and development will yield technically feasible or commercially viable products. We may have to abandon a new or enhanced product during its development phase after our investment of substantial time and money. During the fiscal years ended December 31, 2025, 2024 and 2023, we incurred US$9.0 million, US$10.9 million and US$1.8 million, respectively, in capitalised R&D expenses. Included in the US$6.1 million R&D expenses in 2025, we capitalised borrowing costs of US$2.9 million, in line with IAS 23. Due to the acquisition of the biosensor technology of Waveform in January 2024, we expect to incur significantly higher costs related to our research and development activities for the foreseeable future.

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

Similarly, future growth outside of U.S. is dependent on clearance of products by the relevant regulatory authorities in those countries

Our ability to sell products could be adversely affected by competition from new and existing diagnostic and biosensor products, and changing conditions in the diagnostic market.

We have invested in research and development but there can be no guarantees that our R&D programmes will succeed and will not be rendered technologically obsolete or financially non-viable by the technological advances of our competitors, which would also adversely affect our existing product lines and inventory. Our main competitors (and their principal products with which we compete) include: Premier (First response™), Chembio (Stat-Pak™, DPP HIV-Syphilis), Abbott (Determine™, SD BioLine™, Abon™, Afinion™, Architect™, FreeStyle Libre™), SD Biosensor (Standard Q), Beijing Wantai Biological Pharmacy (Wantai), Roche (Cobas, TinaQuant 3™), Bio-Rad (Variant 2™, Variant 2 Turbo™, D 100™, BioPlex 2200) Tosoh (G8™ and G11™), Arkray 8180™, Siemens DCA™, Sebia (Capyllaris 2™ and Capyllaris 3™), Shanghai Kehua Bio-Engineering (KHB), Euroimmun™, Guangzhou Wondfo Biotech Co., Ltd (Wondfo), Aesku™, Werfen, Copan™, Becton Dickenson™, Pointe Scientific, Dexcom ™ (G6, G7, Dexcom One, Stelo), Meril Life (MeriScreen™) and DiaSorin Liaison.

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

We are continuously monitoring the potential impact of the U.S. President’s Executive Order on Reevaluating and Realigning United States Foreign Aid, and the resulting suspensions or terminations of funding to HIV testing programs that utilize the Company’s two rapid HIV tests.  On January 20, 2025, the U.S. government paused, subject to certain exemptions, all new funding obligations and sub-obligations of funding of foreign assistance programs, and subsequently completed a 90-day review of such foreign assistance programs.  Although the U.S. government introduced a temporary waiver of the aforementioned funding pause for certain assistance, which the U.S. government later confirmed applied to funding for HIV testing under the President's Emergency Plan for AIDS Relief (PEPFAR), that waiver is temporary, and there can be no assurance that U.S. government funding for HIV programs that utilize the Company’s rapid HIV tests will continue.  Since the Executive Order, the Company has seen disruptions to ordering patterns and demand for our rapid HIV tests, and it remains unclear at this time what impact these changes will have on the timing and quantity of rapid HIV tests sold by the Company, and the receipt of funds for the sale of such tests. Following the review period, certain foreign assistance programs have experienced pauses, reductions, or cancellations, and procurement and implementation timelines have been subject to change. In some cases, procurement for HIV rapid tests has continued under program-specific exemptions or alternative funding; however, there can be no assurance that such procurement will continue or that any reductions will be offset. We continue to monitor these developments. These U.S. policy shifts, appropriations changes, and procurement actions could reduce or delay funding available to our customers and, in turn, materially and adversely affect demand for our products, our sales, cash flows, and results of operations.

Changes in funding for the U.S. Food and Drug Administration (the “FDA”) and other government agencies, or disruptions to the staffing and operations of the FDA and other government agencies could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and/or approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. The current U.S. Administration has issued executive orders seeking to greatly reduce the size of the federal workforce, including through layoffs and severance packages offered to employees of federal agencies within the executive branch and independent agencies, including the FDA. Any such reduction in personnel may result in longer review times by the FDA and other agencies.

Disruptions at the FDA and other federal agencies, including substantial leadership departures, personnel cuts, and policy changes, may also slow the time necessary for new products to be reviewed and/or approved by necessary government agencies, which would harm our business. Changes and cuts in FDA staffing also could result in delays in the FDA’s responsiveness or in its ability to review IND submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all. There is also substantial uncertainty as to how regulatory reform measures being implemented by the current U.S. administration, and other political developments, such as government shutdowns or work stoppages, would impact U.S. regulatory agencies on which our operations rely. For example, in March 2025, the Department of Health and Human Services announced a broad-scale restructuring effort designed to significantly reduce FDA headcount. In April 2025, FDA employees began to receive reduction in force notices.

In addition, the U.S. government has shut down several times, including in October 2025, and certain regulatory agencies, such as the FDA, have previously had to furlough critical employees and stop critical activities. A prolonged government shutdown or significant leadership, personnel, and/or policy changes, or other substantial modification in agency activities (including due to global health concerns or geopolitical factors) could significantly impact the ability of the FDA or other regulatory authorities to conduct their regular inspections, reviews, or other regulatory activities, including the timely review and processing of our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Government funding of other agencies on which our operations may rely, including those that fund research and development activities and clinical trials, or which purchase our products, is subject to the political process, which is inherently fluid and unpredictable and disruptions to such agencies’ funding or changes to their budgets, may negatively impact our operations and sales.  For example, in 2025, the U.S. administration temporarily paused, and then further reduced funding for, HIV testing programs that utilize our rapid HIV tests, causing disruptions to ordering patterns and demand for our rapid HIV tests, with consequent disruptions to our payments and cashflow. Future shutdowns or other disruptions could also affect other government agencies such as the SEC, which may also impact our business by delaying review of our public filings, to the extent such review is necessary, and our ability to access the public markets.

There continues to be substantial uncertainty as to whether and how the current U.S. administration will seek to modify or revise the requirements and policies of the FDA and other regulatory agencies that fund the purchase of our products, or with jurisdiction over the regulatory approval of our products. Additionally, the current U.S. administration could issue or promulgate executive orders, regulations, policies or guidance that adversely affect us or create a more challenging or costly environment to pursue the development of new products.

Our sales of point-of-care HIV tests in Africa are dependent on our inclusion in the applicable country’s HIV testing algorithms and our exclusion from one or more of those HIV testing algorithms, or a delay in the implementation of a HIV testing algorithm, could adversely affect our business and financial results. Those HIV testing algorithms can be subject to legal challenges from market participants, competitors or other stakeholders which can result in delays in the algorithm being implemented or the algorithm being revised to exclude the incumbent provider.

Most countries in Africa have an established national HIV testing algorithm. The algorithm determines which provider’s HIV point-of-care test will be used. The World Health Organisation has indicated that national HIV algorithms should contain a HIV screening test (A1) and two HIV confirmatory tests (A2 and A3). Our inclusion on a national HIV testing algorithm determines whether we will be able to sell HIV tests in that country. HIV testing algorithms are not updated annually and typically run for between five and seven years. Our Uni-gold HIV confirmatory test is included on many HIV testing algorithms throughout Africa and our newly launched HIV screening test, TrinScreen, succeeded in being added to Kenya’s algorithm in 2023. In Kenya, the update to the HIV testing algorithm was challenged through the courts by a competitor and that legal challenge caused a delay in purchase orders being placed by the Kenyan health authorities under their revised algorithm. In 2024, another competitor began a court challenge in Kenya to the adopted HIV testing algorithm. Although we are not party to this court case, and the judge did not suspend procurement while the case is ongoing, it could have an adverse impact for us if the competitor succeeds in revising the current HIV testing algorithm. We understand that there were a number of hearings regarding this case during 2025 and we continue to monitor the ongoing court case. Legal challenges to the HIV testing algorithms from competitors, or other stakeholders, in any country in which we sell HIV tests could adversely affect our business and financial results.

Global trade issues and changes in and uncertainties with respect to trade policies and export regulations, including import and export license requirements, trade sanctions, tariffs and international trade disputes, have already impacted and could further impact our business and operations, reduce the competitiveness of our products and otherwise have a material adverse effect on our business, financial condition, results of operations and growth prospects.

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

In recent years, the United States has imposed, and may continue to impose, tariffs, including so‑called reciprocal tariffs, on a range of imported goods. Certain tariff actions have been subject to legal challenge, modification or reversal, while new or expanded tariffs have also been announced or implemented, creating ongoing uncertainty and volatility in U.S. trade policy. In February 2026, the United States Supreme Court ruled that the use of the International Emergency Economic Powers Act (IEEPA) to impose tariffs was not permitted, invalidating a significant portion of tariffs that had been in effect since April 2025. While the ruling struck down the IEEPA-based tariffs, it does not address the Administration’s ability to impose tariffs using other mechanisms. The Administration responded by invoking alternative mechanisms to impose a 10% global tariff that was subsequently raised to 15%. The Administration also initiated trade investigations that could result in additional future tariffs. In response, other governments have imposed, and may continue to impose, retaliatory or reciprocal tariffs, trade restrictions or other trade barriers. Although we are an Irish company headquartered in Bray, Ireland, we derive a significant portion of our revenues from sales of our products in the United States, and we conduct business globally, including in markets that have been affected by reciprocal trade measures. Our operations and third‑party suppliers span numerous countries outside the United States, and we sell instruments and other products into jurisdictions, such as China, where reciprocal tariffs and trade restrictions have adversely impacted demand and pricing. As a result, current or future U.S. tariffs, retaliatory or reciprocal measures, or further changes in trade policy could adversely affect our supply chain, increase the cost of components and raw materials, reduce sales of our products in certain international markets, and negatively impact our results of operations.

The enactment of tariffs and the uncertainty surrounding their scope, duration, and applicable rates, as well as ongoing changes in U.S. and foreign government trade policies, including potential modifications to existing trade agreements and the continued threats of sanctions and other trade restrictions and barriers, have had and may continue to have a generally disruptive impact on the global economy and, therefore, negatively impact revenues from sales of our products. Given the volatility and uncertainty regarding the scope and duration of such tariffs and other aspects of U.S. and foreign government trade policies, the ultimate impact on our operations and financial results is uncertain and could be significant. In any event, further trade restrictions and export regulations, or new or increased tariffs, including further retaliatory measures, could increase our supply chain complexity and our manufacturing costs, decrease our margins, reduce the competitiveness of our products, or restrict our ability to sell our products, provide services or purchase necessary equipment and supplies. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

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

Although we have implemented, and are further advanced in implementing, key elements of this plan, including consolidating manufacturing, moving certain manufacturing activities offshore to improve operating margins, and centralizing significant business support functions in a lower‑cost shared services environment, there remains execution risk. We may encounter delays, cost overruns, operational disruption, or lower‑than‑expected efficiency gains, and we cannot assure you that these initiatives will ultimately deliver the anticipated financial benefits or that we will achieve our long‑term profitability goals. A failure to achieve these goals will have a material adverse effect on our results of operations and financial condition.

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

The primary raw materials required for Trinity Biotech’s test kits consist of antibodies, antigens or other reagents, glass fibre and packaging materials which are acquired from third parties. Our biosensor business and our HbA1c business, both rely on a supply of raw materials to manufacture polymers, electronics and specialist engineered components. If our third-party suppliers are unable or unwilling to supply or manufacture a required component or product or if they make changes to a component, product or manufacturing process or do not supply materials meeting our specifications, we may need to find another source and/or manufacturer. This could require that we perform additional development work.

Some of our products, which we acquire from third parties, are highly technical and are required to meet exacting specifications, and any quality control problems that we experience with respect to the products supplied by third-party vendors could adversely and materially affect our reputation, our attempts to complete our clinical trials or commercialization of our products and adversely and materially affect our business, operating results and prospects. We may also need to obtain FDA or other regulatory authorisations for the use of an alternative component or for certain changes to our products or manufacturing process. We may also have difficulty obtaining similar components from other suppliers that are acceptable to the FDA or other regulatory authorities and the failure of our suppliers to comply with strictly enforced regulatory requirements could expose us to regulatory action including, warning letters, product recalls, termination of distribution, product seizures, or civil penalties. Completing that development and obtaining such authorisations could require significant time and expense and we may not obtain such authorisations on a timely basis, or at all. The availability of critical components and products from other third parties could also reduce our control over pricing, quality and timely delivery. These events could either disrupt our ability to manufacture and sell certain of our products into one or more markets or completely prevent us from doing so and could increase our costs. Any such event could have a material adverse effect on our results of operations, cash flow and business. Furthermore, since some of these suppliers are located outside of the United States, we are subject to export laws and import and customs regulations in many jurisdictions, which complicate and could delay shipments of components to us. In recent years, including in 2022, we experienced disruptions to our international supply chain that adversely affected certain aspects of our operations. More recently, geopolitical instability and military conflicts in certain regions have contributed to ongoing logistical challenges, including increased transportation costs, extended delivery times and reduced shipping capacity. There can be no assurance that such disruptions will not continue or recur in the future, which could create significant challenges in fulfilling customer orders and may adversely affect our operating results.

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

If our products cause or contribute to a death or serious injury, or malfunction in certain ways, we are subject to medical device reporting requirements, which may result in voluntary corrective actions or regulatory enforcement.

We are required to comply with the U.S. Food and Drug Administration (“FDA”) Medical Device Reporting (“MDR”) regulations, as well as comparable vigilance and reporting obligations in other jurisdictions, such as those enforced by the Health Products Regulatory Authority (“HPRA”) in Ireland. Under the FDA’s MDR regulations, we must report any event in which one of our products may have caused or contributed to a death or serious injury, or in which a malfunction would likely cause or contribute to a death or serious injury if it were to recur.

In the European Union, manufacturers of in vitro diagnostic medical devices are subject to the In Vitro Diagnostic Medical Device Regulation (Regulation (EU) 2017/746) (“IVDR”). Several categories of devices require assessment and certification by an independent Notified Body before the manufacturer may affix a CE mark. Under the IVDR, we must notify the competent authority of any serious incidents or potential serious incidents involving our devices within defined timelines.

If a serious incident or malfunction were to occur, the relevant competent authority may initiate an investigation and may require additional inspection or assessment, either directly or through our Notified Body.

We have submitted MDRs in the past, and we anticipate that we may experience reportable events in the future. Any adverse event involving our products could result in voluntary corrective actions, such as field safety notices or product corrections, or regulatory enforcement actions, including inspections, safety communications, mandatory recalls, or other sanctions.

Any corrective action - whether voluntary or required - as well as any related litigation, could divert management’s attention, require significant financial and operational resources, damage our reputation, and negatively affect our business, results of operations, and financial condition.

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

We have global product liability insurance in place for our manufacturing subsidiaries up to a maximum of €6,500,000 (US$7,647,059) (December 31, 2025) for any one accident, limited to a maximum of €6,500,000 (US$7,647,059) (December 31, 2025) in any one-year period of insurance and is subject to a deductible. We also have professional indemnity insurance for the laboratory services business up to a maximum of US$3,000,000 for each claim and a US$4,000,000 aggregate limit. There can be no assurance that our product liability insurance is sufficient to protect us against liability that could have a material adverse effect on our business. In addition, although we believe that we will be able to continue to obtain adequate coverage in the future, there is no assurance that we will be able to do so at acceptable costs.

Our products may be subject to product recalls that could harm our reputation, business and financial results.

Manufacturers may voluntarily initiate market withdrawals, corrections, safety alerts, or reportable product recalls to address material deficiencies, improve device performance, or for other reasons. In addition, the FDA and comparable foreign regulatory authorities may require involuntary recalls when they identify material deficiencies or defects in a device’s design, manufacturing, or labelling, or when a product poses an unacceptable risk to health. The FDA may mandate a recall upon determining that there is a reasonable probability that a device would cause serious adverse health consequences or death.

A government mandated or voluntary recall could occur due to component failures, manufacturing errors, design or labelling defects, or other deficiencies. Any recall of our products could divert managerial and financial resources and adversely affect our business, financial condition, and results of operations. Certain classifications of recalls must be reported to the FDA within ten working days of initiation.

We are required to maintain records of post-market actions, even when we determine that such actions are not reportable to the FDA. If we conclude that certain actions are not reportable, the FDA may disagree and require us to classify and report those actions as recalls. Any future recall announcement could harm our reputation with customers and negatively impact our sales.

The FDA may also take enforcement action if we fail to report recalls or other corrective actions, or if we fail to do so in a timely manner. Depending on the corrective actions needed to address a product deficiency, the FDA may require - or we may determine - that new clearances or approvals are necessary before we may market or distribute the corrected device. Seeking such clearances or approvals may delay our ability to replace recalled devices and resume commercial distribution in a timely manner.

The large amount of intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and acquired indefinite life intangible assets are subject to impairment review on a periodic basis and whenever potential impairment indicators are present. Other long-lived assets are reviewed when there is an indication that an impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet as of December 31, 2025, was US$57 million (December 31, 2024: US$51 million) (December 31, 2023: US$16 million). In the year ended December 31, 2025, we recorded total impairment charges on intangible assets of US$2.1 million (Year 2024: US$1.6 million) (Year 2023: US$5.8 million) as a result of our periodic impairment review. We may record further significant impairment charges in the future if there are changes in market conditions, a significant reduction in share price or other changes in the future outlook. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

Global economic conditions may have a material adverse impact on our results.

Uncertainty in global economic conditions may continue for the foreseeable future and intensify. International conflicts and related geopolitical tensions, including the  Israel–Hamas war, the Russia–Ukraine war, and the escalating conflicts in the Middle East involving the United States, Israel, Iran, and regional armed groups have destabilised markets, increased volatility and created uncertainty, particularly in energy supply and energy prices. This uncertainty poses a risk to the overall economy that could impact demand for our products, as well as our ability to manage normal commercial relationships with our customers, suppliers and creditors, including financial institutions. Volatile economic conditions have adversely affected and could continue to adversely affect our financial performance and condition or those of our customers and suppliers. These circumstances could adversely affect our access to liquidity needed to conduct or expand our business or conduct future acquisitions, refinance existing debts, or make other discretionary investments. Many of our customers rely on public funding provided by federal, state and local governments, and this funding may be reduced or deferred as a result of economic conditions.

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

Products manufactured at our facilities in Bray, Ireland, Jamestown and Buffalo, New York and Kansas City, Missouri alongside our contract manufacturing facility in India accounted for the majority of our revenues during the fiscal year ended December 31, 2025. Our global supply of these products and services is dependent on the uninterrupted and efficient operation of these facilities. In addition, we currently rely on a small number of additional third-party manufacturers to produce certain of our diagnostic products and product components. If we do not negotiate long-term contracts, our suppliers will likely not be required to provide us with any guaranteed minimum production levels. As a result, we cannot assure you that we will be able to obtain sufficient quantities of product in the future. In addition, our reliance on third-party suppliers involves a number of risks, including, among other things:

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

The materials and processes used to manufacture our products must meet detailed specifications, performance standards, and quality requirements to ensure that our products perform in accordance with their label claims, our customers’ expectations, and applicable regulatory requirements.

Accordingly, our products and the materials used in their manufacture or assembly undergo routine inspections and quality testing. Factors such as defective materials or processes, mechanical failures, human error, environmental conditions, or changes in materials or production methods by our vendors could cause our products or the materials used to produce or assemble them to fail inspections and testing or otherwise not perform as intended or not perform in accordance with our label claims or the expectations of our customers.

Any failure or delay in meeting applicable specifications, performance standards, quality requirements, or customer expectations could adversely affect our ability to manufacture and sell our products or comply with regulatory requirements. These events could, in turn, negatively impact our revenues, cashflows and results of operations.

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

Our success is dependent to a large extent upon the contributions of our senior leadership and key employees. We have recently experienced several transitions in senior leadership. In April 2025, Louise Tallon was replaced by Susan O’Connor as Interim CFO. In December 2025, Susan O’Connor was replaced by Paul Murphy, now serving as Interim CFO. Matthew Wictome replaced Ian Wells as Vice President of Quality and Regulatory Affairs in April 2025. Colm Molloy left the Company as Group Director of Human Resources and Culture in December 2025.

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

We rely extensively on information technology systems and networks to support our global operations, including product manufacturing, distribution, research and development, clinical activities, customer service, and financial reporting. Any significant disruption, failure, or unauthorised access to these systems could impair our ability to operate effectively.

Like many companies, we face an increasing number of cybersecurity threats, including system breaches, ransomware, malware, phishing attacks, and other forms of malicious activity. Such incidents may result in operational downtime, loss or corruption of data, unauthorised disclosure of confidential or personal information, reputational harm, and financial loss.

Although we maintain appropriate technical and organizational security measures designed to protect our systems and data, no cybersecurity framework can prevent all threats. Our systems may still be vulnerable to attack due to the sophistication of threat actors, human error, equipment failure, third‑party vulnerabilities, or other unforeseen events.

We conduct cybersecurity assessments of our systems and technology, including penetration testing, vulnerability scanning, and risk‑based remediation. These practices are designed to identify and address security vulnerabilities in our environment. As regulatory expectations for cybersecurity continue to evolve, we may need to make additional investments or implement further enhancements to maintain compliance and support the security of our systems and connected technologies.

We have experienced cyberattacks in the past; however, none have had a material impact on our operations to date. The age and configuration of our IT infrastructure varies across locations, and business continuity and disaster recovery capabilities may be less robust in certain sites, which could affect our response or recovery in the event of an incident.

We are also subject to a complex and evolving regulatory landscape in data privacy and cybersecurity. Compliance with privacy and data protection laws, such as the EU’s General Data Protection Regulation (GDPR), U.S. state-level privacy laws, and similar frameworks in other jurisdictions, may result in significant costs and operational changes. In particular, Section 3305 of the Food and Drug Omnibus Reform Act of 2022 (FDORA) imposes specific cybersecurity obligations on manufacturers of certain medical devices. This includes maintaining processes for monitoring and remediating vulnerabilities, providing a software bill of materials, and ensuring continued security of the device and its related systems. A failure to comply with these requirements may constitute a prohibited act. Additionally, as a manufacturer of medical devices, we will also likely be subject to the EU’s new cybersecurity legislative package, once fully transposed into Irish law. This would likely require us to implement a range of cybersecurity requirements including in respect of incident handling, business continuity, supply chain security, and governance.

We have conducted cybersecurity assessments for relevant products in accordance with FDA, AAMI, and ANSI standards applicable at the time of approval. However, as the regulatory landscape continues to evolve, we may be required to make additional investments to maintain compliance and address emerging cybersecurity expectations for connected health technologies.

A significant cybersecurity incident could distract management or key personnel from core business operations and negatively affect our financial condition, results of operations, and business strategy.

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

We operate in a labour intensive industry where employees’, contractors’ and customers’ activities can be adversely impacted by the availability of people to produce, manufacture or install our products. Covid-19 lead to the temporary closure of our manufacturing sites and associated furloughing of some staff. Furthermore, Covid-19 reduced our ability to visit customers and suppliers and required some of our staff to work from home in line with public health measures. Any significant loss of employee resources for a sustained period of time due to lockdown restrictions, self‑isolation or sickness as a result of a public health emergency could impact our ability to produce, manufacture and deliver goods. Similarly, our customer facing activities could be adversely impacted by similar employee availability issues.

Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to our Environmental, Social and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.

Companies across many industries face scrutiny relating to their ESG policies. While some investors, lenders and other market participants continue to focus on ESG practices and have placed greater importance on the implications and social cost of their investment, policy approaches vary across jurisdictions. This evolving landscape could affect our access to capital if investors or lenders adjust allocations based on their assessment of our ESG practices. If we do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or if we are perceived to have not responded appropriately to ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition and the price of our company’s ADSs could be materially and adversely affected.

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

Our promotional materials must comply with FDA requirements and other applicable laws and regulations. We believe that the specific uses for which our products are marketed fall within the scope of the indications for use that have been cleared or approved by the FDA or other relevant regulatory authorities. However, those authorities may disagree and require us to stop promoting our products for certain uses until we obtain the necessary clearance or approval. If the FDA or other regulatory authorities determine that our promotional materials promote an unapproved use, they may require us to revise our materials or may take regulatory or enforcement action, including issuing an untitled letter, a warning letter, or imposing injunctions, seizures, civil fines, or criminal penalties.

Other federal, state, or foreign enforcement authorities may also take action if they view our promotional activities as promoting unapproved uses, potentially resulting in significant fines or penalties under other statutory regimes, including laws prohibiting the submission of false claims for reimbursement. Any such actions could damage our reputation and impair the adoption of our products.

The FDA recently modified its policy of enforcement discretion with respect to our laboratory developed tests. We could incur substantial costs and delays associated with any future requirement to obtain premarket clearance or other regulatory approvals.

Historically, the FDA has generally exercised enforcement discretion and has not actively enforced most medical device regulatory requirements with respect to laboratory developed tests (“LDTs”), although reagents, instruments, software, and other components supplied by third parties for use in LDTs may be subject to FDA oversight. The FDA defines an LDT as an in vitro diagnostic (“IVD”) test that is intended for clinical use and designed, manufactured, and used within a single laboratory. In recent years, the FDA has also signaled that certain high risk or widely marketed LDTs may warrant increased regulatory oversight.

On September 29, 2023, the FDA proposed a rule clarifying that all IVDs are medical devices under the Federal Food, Drug, and Cosmetic Act, including when the manufacturer is a clinical laboratory. The final rule, adopted on April 29, 2024, would have significantly expanded FDA oversight of LDTs. However, on March 31, 2025, the U.S. District Court for the Eastern District of Texas vacated the final rule, holding that the FDA exceeded its statutory authority. As a result, the rule will not take effect unless reversed on appeal, and laboratories are not currently required to obtain FDA clearance or approval to market their LDTs. If the decision is upheld, the FDA’s ability to regulate LDTs as medical devices may be substantially curtailed, and LDTs would continue to be regulated primarily under the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”).

Despite the court’s ruling, the regulatory landscape for LDTs remains uncertain. The FDA may appeal the decision, pursue new rulemaking, or seek additional Congressional authority. Future legislative or regulatory changes could impose new premarket review requirements, quality system obligations, adverse event reporting requirements, or other compliance burdens on laboratories offering LDTs. Any such changes could require us to incur substantial costs, modify our operations, or delay the development, validation, and commercialization of our LDTs.

Congress has periodically considered legislation that would create a unified regulatory framework for all in vitro clinical tests, including those currently regulated solely as LDTs. If enacted, such legislation could impose new premarket review, quality system, adverse event reporting, and other operational requirements on laboratories, which could increase our regulatory burden and delay the commercialization of new tests.

Even in the absence of a binding FDA framework, individual states, commercial payors, and accrediting bodies may impose additional requirements on LDT providers. These parallel obligations could create inconsistent or overlapping compliance requirements, increase operational complexity, and raise the cost of maintaining and offering our LDTs.

Ongoing compliance obligations - including CLIA requirements, state licensure requirements, and any future FDA or legislative requirements - increase the cost and complexity of conducting our business. Failure to comply with applicable regulatory requirements may subject us to additional scrutiny, enforcement actions, or penalties, any of which could adversely affect our business, financial condition, or results of operations.

If we fail to maintain existing regulatory approval and clearances, or are unable to obtain, or experience significant delays in obtaining, regulatory clearances or approvals for our future products or product modifications, our ability to commercially distribute and market these products could be adversely affected.

Our medical device products and operations are subject to extensive regulation in the United States by the FDA and by numerous federal, state, and foreign authorities, including comparable regulatory bodies such as the Health Products Regulatory Authority (“HPRA”) in Ireland. We are subject to strict governmental controls governing the development, manufacture, labelling, storage, testing, advertising, promotion, marketing, and distribution of our products, as well as the import and export of devices. In addition, we or our distributors, often must register with and/or obtain clearance or approval from foreign regulatory authorities before our products may be imported or sold in those markets. These clearance and approval processes vary across jurisdictions but are typically lengthy, detailed, and costly.

Obtaining and maintaining the regulatory clearances or approvals necessary to market a medical device can be expensive and time consuming, and we may not receive such clearances or approvals on a timely basis, or at all. In the United States, the FDA permits commercial distribution of a new medical device only after it has been cleared under Section 510(k) of the Federal Food, Drug, and Cosmetic Act (“FDCA”) or has received premarket approval (“PMA”), unless it is exempt. The FDA will clear a device through the 510(k) process if the manufacturer demonstrates substantial equivalence to a previously cleared device. Higher risk devices - such as life sustaining, life supporting, or implantable devices - or devices that are not substantially equivalent to a legally marketed predicate require PMA approval.

The PMA process is significantly more costly, time consuming, and uncertain than the 510(k) pathway. A PMA must include extensive technical, preclinical, clinical, manufacturing, and labelling data demonstrating the safety and effectiveness of the device. While 510(k) clearance typically takes three to twelve months, the PMA process usually requires one to three years or more from submission to approval. There is no assurance that we will obtain clearance or approval for any future products or modifications.

Many of our currently marketed products in the United States have received 510(k) clearance. If the FDA requires us to undergo more rigorous premarket review for future products or for modifications to existing products, our product introductions could be delayed or cancelled. The FDA may also determine that certain future products require PMA approval rather than 510(k) clearance.

The FDA may delay, limit, or deny clearance or approval for a variety of reasons, including:

•          our inability to demonstrate that our products are safe and effective for their intended uses;

•          insufficient data from preclinical studies or clinical trials; and

•          failure of our manufacturing processes or facilities to meet applicable requirements.

Additionally, the FDA may revise its clearance and approval policies, adopt new regulations, or modify existing regulations in ways that affect our ability to obtain or maintain clearances or approvals. Regulatory authorities may also disagree with our interpretation of existing policies, potentially resulting in required modifications, restrictions, or discontinuation of products - even if those products have previously been cleared or approved.

In the European Union, manufacturers of in vitro diagnostic medical devices are subject to the In Vitro Diagnostic Medical Device Regulation (Regulation (EU) 2017/746) (“IVDR”). Several categories of devices require assessment and certification by an independent Notified Body before the manufacturer may affix a CE mark.

The ongoing phased transition to the IVDR has significantly increased regulatory scrutiny, documentation requirements, and vigilance obligations for manufacturers, including us. As additional device classifications transition into full IVDR oversight, we expect more frequent updates to technical documentation, expanded post-market performance follow-up requirements, and heightened expectations for trend reporting and risk management. These evolving obligations may increase our regulatory workload and the likelihood that authorities or our Notified Body will request supplemental information or corrective actions.

Our continued success depends on our ability to commercialize new or enhanced products, some of which are currently awaiting clearance or approval. Such clearances or approvals may not be granted, may be delayed, or may be limited by significant restrictions. Regulatory authorities may impose conditions or limitations as part of the marketing authorization or may refuse authorization altogether - even if the product has been authorized without restrictions in another jurisdiction. Modifications to our products may invalidate previously granted approvals or clearances, requiring new submissions or leading to enforced restrictions or discontinuation.

On September 29, 2023, the FDA proposed a rule - adopted on April 29, 2024 - clarifying that in vitro diagnostic products (“IVDs”) are medical devices under the FDCA, including when manufactured by clinical laboratories. However, on March 31, 2025, the U.S. District Court for the Eastern District of Texas vacated the rule, holding that the FDA exceeded its statutory authority. As a result, the rule will not take effect unless reversed on appeal, and laboratories are not currently required to obtain FDA clearance to market laboratory developed tests (“LDTs”). If the ruling stands, FDA’s authority to regulate LDTs as devices may be substantially limited, and these tests may continue to be regulated primarily under the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”).

Failure to comply with FDA or other regulatory requirements may require us to suspend production of our products or conduct recalls, and could result in significant costs, reputational harm, and loss of revenue.

Even after receiving regulatory clearance or approval for our medical devices, we remain subject to extensive, ongoing post-market regulatory requirements. Regulation by the FDA and by numerous federal, state, and foreign authorities - including the Health Products Regulatory Authority (“HPRA”) in Ireland - affects nearly every aspect of our operations and those of our suppliers and distributors. These requirements govern manufacturing, labelling, packaging, adverse event reporting, storage, promotion, marketing, distribution, and import and export activities.

Our manufacturing operations, and those of our suppliers and distributors, must comply with the FDA’s medical device regulations and comparable foreign quality system requirements. These regulations govern the methods and documentation used in the design, testing, production, control, quality assurance, labelling, sterilization, storage, and shipping of medical devices. Our facilities, and the facilities of our suppliers and distributors, are subject to periodic inspections - announced and unannounced - by the FDA and foreign regulatory authorities to assess compliance with these regulations.

As the legal manufacturer, Trinity Biotech is responsible for managing product and regulatory risks across the end‑to‑end supply chain. While certain activities may be carried out by outsourced partners or distributors, Trinity Biotech maintains oversight of these services through its Quality Management System. Nevertheless, any failure by external parties to meet contractual obligations or to properly execute assigned activities could negatively impact Trinity Biotech’s regulatory standing and overall compliance status.

Regulatory agencies may also require post-marketing testing or surveillance to monitor the performance or safety of cleared or approved products and may impose restrictions or conditions on clearances or approvals that limit the commercial use of a product. Failure by us, or by any of our suppliers or distributors, to comply with applicable statutes or regulations - or failure to adequately address inspectional observations, deficiencies, or safety concerns - could result in enforcement actions, including:

•          untitled letters, warning letters, fines, injunctions, consent decrees, or civil penalties;

•          unanticipated expenditures in responding to or defending such actions;

•          customer notifications, product corrections, repairs, replacements, or refunds;

•          product recalls, detentions, or seizures;

•          operating restrictions or suspension or shutdown of manufacturing;

•          delays or refusals in granting 510(k) clearances or PMA approvals for new or modified products;

•          withdrawal or suspension of existing clearances or approvals;

•          restrictions on export or import activities; or

•          criminal prosecution.

Foreign regulatory authorities may impose similar sanctions within their respective jurisdictions.

Any of these actions could damage our reputation, reduce customer confidence, limit our ability to sell products, and negatively affect our financial performance. Additionally, if suppliers or contract manufacturers fail to comply with applicable requirements, we may be unable to obtain critical components or manufacture products in required quantities or on the timelines needed to support commercial demand.

Even when regulatory clearance or approval is granted, it may include limitations on the intended uses for which a product may be marketed. Such limitations can reduce the commercial potential of a product. If the FDA determines that our promotional materials, labelling, training, or other marketing activities promote an unapproved use, the agency may require us to cease or modify such activities or may take enforcement action. Other federal, state, or foreign enforcement authorities may also impose significant fines or penalties under fraud and abuse or reimbursement related statutes, including laws prohibiting false claims for payment.

We may also be required to conduct additional post-market testing or surveillance to assess ongoing safety or effectiveness, and we must comply with medical device reporting requirements for adverse events and malfunctions. Newly identified safety issues - such as unexpected adverse events, increases in event frequency or severity, or manufacturing defects - or failures to comply with regulations or other post-market obligations may result in labelling changes, product restrictions, product withdrawals from the market, voluntary or mandatory recalls, repair or replacement obligations, fines, import or export restrictions, suspension of approvals, injunctions, seizures, or civil or criminal penalties. Any of these consequences could adversely affect our business, operations, and prospects.

In our ordinary course of business, we are frequently required to make interpretive or judgment-based decisions regarding compliance with complex and evolving regulatory requirements. If regulators disagree with our interpretations or determine that we have not complied fully with applicable laws, we could be subject to substantial civil or criminal penalties, as well as product seizures, recalls, or injunctions preventing sale of our products. Such penalties or restrictions could significantly damage our reputation and materially impair our ability to manufacture and market our products.

In addition to FDA and other device specific requirements, some foreign jurisdictions impose additional restrictions on the sale or distribution of medical devices. While we strive to comply with all applicable requirements, there can be no assurance that we will always be successful in obtaining or maintaining the clearances, approvals, or authorizations required to sell our products in particular markets.

We must also comply with numerous non-device-specific laws relating to environmental protection, safe working conditions, fire and hazard controls, handling and disposal of hazardous substances, and labour and employment practices. Compliance with these requirements, or with new or revised laws, could increase our operational costs. Because so many regulatory bodies and governmental agencies influence our operations, the full impact of these requirements is difficult to predict. If compliance costs become substantial, or if we are found not to be in compliance with any of these laws or requirements, our business and results of operations could be adversely affected.

Modifications to our products may require new 510(k) clearances or pre-market approvals, and in some cases may require us to cease marketing or recall the modified products until necessary clearances or approvals are obtained.

Any modification to a device cleared under Section 510(k) in the United States that could significantly affect its safety or effectiveness, or that results in a major change to its intended use, design, or manufacturing process, may require a new 510(k) submission or, in some cases, approval of a premarket approval application (“PMA”). Manufacturers are responsible for initially determining whether a modification triggers a new submission requirement; however, the FDA can review, question, or overrule these decisions at any time.

The FDA may not agree with our determination that certain product modifications do not require a new 510(k) notification or PMA. If the FDA disagrees and requires us to submit a new 510(k) or PMA for a modification to one of our previously cleared products, we could be required to cease marketing or recall the affected product until we obtain the necessary clearance or approval. We may also be subject to regulatory fines, penalties, or other enforcement actions.

In addition, our products may be subject to recall if the FDA determines that they are not safe or effective for their intended uses, regardless of whether a modification was involved. Any recall or requirement that we seek new clearances or approvals could result in significant delays, increased costs associated with redesign or validation, loss of revenue, adverse publicity, and potential operating restrictions imposed by the FDA.

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

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the Foreign Corrupt Practices Act, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the U.S. PATRIOT Act, the U.K. Bribery Act 2010, the Criminal Justice (Corruption Offences) Act 2018  and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws may be enforced aggressively and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, offering, soliciting, or accepting, directly or indirectly, improper payments or other improper benefits to or from any person whether in the public or private sector. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage and other consequences. Any investigations, actions or sanctions could adversely affect our business, results of operations and financial condition.

Changes in healthcare regulation could affect our revenues, costs and financial condition.

In the United States in recent years, there have been numerous initiatives at the federal and state level for comprehensive reforms affecting the payment for, the availability of and reimbursement for, healthcare services. These initiatives have ranged from proposals to fundamentally change federal and state healthcare reimbursement programs, including providing comprehensive healthcare coverage to the public under government-funded programs, to minor modifications to existing programs. One example is the Patient Protection and Affordable Care Act, the Federal healthcare reform law enacted in 2010 (the “Affordable Care Act”). Similar reforms may occur internationally.

Third party payors, such as Medicare and Medicaid in the United States, have reduced their reimbursements for certain medical products and services. Our business is impacted by the level of reimbursement available for clinical tests from third party payors. In the United States, payment for many diagnostic tests provided to Medicare fee‑for‑service beneficiaries is determined by the Medicare Clinical Laboratory Fee Schedule (CLFS), which is established and periodically updated by the Centers for Medicare & Medicaid Services (CMS). Some commercial payors are guided by the CLFS in establishing their reimbursement rates. Laboratories and clinicians may decide not to order or perform certain clinical diagnostic tests if third party payments are inadequate, and we cannot predict whether third party payors will offer adequate reimbursement for tests utilizing our products to make them commercially attractive. Legislation, such as the Affordable Care Act, as amended by the Health Care and Education Reconciliation Act and the Middle Class Tax Relief and Job Creation Act of 2012, has reduced the payments for clinical laboratory services paid under the CLFS. In addition, the Medicare for All Act of 2021 (M4A) has made significant changes to the way Medicare will pay for clinical laboratory services, which has further reduced reimbursement rates.

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

Our laboratory business could be harmed by the loss or suspension of a license, accreditation, or certification, or by the imposition of fines or penalties under CLIA or applicable state laws, as well as by future changes in regulatory requirements, reimbursement rates, or testing methodologies.

Our clinical laboratory, operated by our Immco Diagnostics Inc. subsidiary (“Immco”), is subject to the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”), which are administered by CMS. CLIA extends federal oversight to virtually all clinical laboratories by requiring certification either directly from CMS or through a CMS approved accreditation organization. CLIA is intended to ensure the quality and reliability of clinical testing by establishing standards related to personnel qualifications, administration, proficiency testing, patient test management, quality control, quality assurance, documentation, and routine inspections. Laboratories must undergo onsite surveys at least every two years, which may be conducted by CMS or by a CMS approved accrediting body such as the College of American Pathologists (“CAP”). Failure to comply with CLIA requirements may result in suspension, limitation, or revocation of a laboratory’s CLIA certificate - as well as civil monetary penalties or, in severe cases, criminal sanctions.

In addition to CLIA, our laboratory services are subject to state clinical laboratory laws of New York and certain other states and may be subject to additional state requirements as our testing footprint expands. These laws may impose personnel qualification requirements, mandate specific quality control procedures, establish facility standards, or require ongoing inspections. For example, California requires laboratories performing tests on California residents to maintain a state laboratory license and comply with state specific standards governing personnel, operations, and quality control. Some states impose requirements that are more stringent than CLIA, particularly with respect to personnel qualifications and documentation.

If we fail to comply with CLIA or applicable state laws, we could face significant civil or administrative penalties, experience suspension or loss of one or more laboratory licenses or certifications, or be barred from accepting specimens from patients in certain states. The loss, suspension, or denial of any required license, certification, accreditation, or permit could materially harm our business, limit our testing volume, impair our ability to serve patients and providers, and negatively impact our financial results.

In addition to federal and state regulators, commercial payors and accreditation bodies may impose their own operational requirements - sometimes more stringent than regulatory requirements - which may affect test methodologies, validation practices, or quality management systems. Failure to meet such third-party standards can result in loss of accreditation or pay or network status, restricting reimbursement or access to certain patient populations.

Our laboratory business is also subject to risk from changes in reimbursement policies, reimbursement rates, and coverage determinations by government programs and commercial payors, as well as shifts in preferred or reimbursable testing methodologies. CMS, state Medicaid programs, and private payors may modify payment rates, billing rules, or coverage criteria for particular assays, disease states, or testing approaches, including changes that favor alternative technologies or methodologies over those currently used by our laboratory. In addition, payors may reassess clinical utility, cost‑effectiveness, or coding and payment treatment for certain tests, which could result in reduced reimbursement, denial of coverage, increased documentation or prior authorization requirements, or delays in payment. If reimbursement rates decline, coverage policies change, or testing methodologies evolve in a manner that disadvantages our assays or platforms, we may be required to modify or replace existing tests, invest in new technologies, or discontinue certain offerings, any of which could adversely affect our margins, test volumes, and financial performance.

The regulatory landscape for clinical laboratories continues to evolve. Even following the 2025 federal court decision vacating the FDA’s attempt to regulate laboratory developed tests (“LDTs”) as medical devices, future legislative or regulatory activity could lead to new requirements for test validation, quality system controls, premarket submissions, or adverse event reporting applicable to LDT providers. Individual states may also adopt new or more stringent requirements, creating inconsistent or overlapping compliance obligations. Any such changes could increase compliance costs, delay the introduction of new tests, impose additional administrative burdens, or require changes to our laboratory workflows or operations.

Any failure to comply with CLIA, state laboratory laws, accreditation standards, or future regulatory requirements could cause significant business disruption, reduce revenue, impair our reputation with physicians and patients, or limit our ability to operate our laboratory.

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

•          the Physician Self-Referral Law, also known as the “Stark Law”, which provides for strict liability for referrals by physicians to entities with which they or their immediate family members have a financial arrangement for certain designated health services, including clinical laboratory services provided by our CLIA-certified laboratory owned and operated by our subsidiary Immco Diagnostics Inc., that are reimbursable by federal healthcare programs, unless an exception applies. Penalties for violating the Stark Law include denial of payment, civil monetary penalties, and exclusion from federal health care programs;

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

•          the federal Physician Payment Sunshine Act, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the CMS, information related to payments or other “transfers of value” made to physicians,  teaching hospitals and others, and requires applicable manufacturers to report annually to the government ownership and investment interests held by the physicians described above and their immediate family members and payments or other “transfers of value” to such physician owners. We cannot assure you that we have and will successfully report all transfers of value by us, and any failure to comply could result in significant fines and penalties;

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

To enforce compliance with the federal laws, the U.S. Department of Justice (“DOJ”), has increased its scrutiny of interactions between health care companies and health care providers, which has led to a number of investigations, prosecutions, convictions and settlements in the health care industry. Dealing with investigations can be time and resource consuming and can divert management’s attention from the business. In addition, because of the potential for large monetary exposure under the federal False Claims Act, which provides for treble damages and substantial mandatory minimum penalties per false claim or statement, healthcare providers often resolve allegations without admissions of liability for significant and material amounts to avoid the uncertainty of treble damages that may be awarded in litigation proceedings. Such settlements often contain additional compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

Changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

We have been, and may in the future be, a party to various lawsuits, demands, claims, qui tam suits, governmental investigations and audits (including investigations or other actions resulting from our obligation to self-report suspected violations of law) and other legal matters, any of which could result in, among other things, substantial financial penalties or awards against us, mandated refunds, substantial payments made by us, required changes to our business practices, exclusion from participation in federal and state healthcare programs and possible criminal penalties, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows and materially harm our reputation.

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

From time-to-time, certain companies have asserted exclusive patent, copyright and other intellectual property rights to technologies that are important to the industry in which we operate. If any of such claims relate to our planned products, we intend to evaluate such claims and, if appropriate, seek a license to use the protected technology. There can be no assurance that we would be able to obtain license to use such technology or, obtain such licenses on satisfactory commercial terms. If we or our suppliers are unable to obtain or maintain a license to any such protected technology that might be used in our products, we could be prohibited from marketing such products. We could also incur substantial costs to redesign our products or to defend any legal action taken against us. If our products should be found to infringe protected technology, we could also be required to pay damages to the infringed party.

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

We currently own a number of active patents, some with protection across multiple countries. Patents have a life of up to 20 years, and we generally file new patents on an ongoing basis to protect our intellectual property. We may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. The patent applications that we own, or in-license, may fail to result in issued patents with claims that cover our current products or any future products in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application.

We can provide no assurance that third parties will not challenge the validity, enforceability or scope of the patents we may apply for, or obtain, which may result in such patents being narrowed, invalidated, or held unenforceable. Any successful opposition to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any products covered by those patents.

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

Periodic maintenance fees on any issued patent are due to be paid to the United States Patent and Trademark Organization (“USPTO”) and other foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our current or future products, our competitors might be able to enter the market, which would have an adverse effect on our business.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biotechnology companies, our success is heavily dependent in intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology industries involve both technological and legal complexity. Therefore, obtaining and enforcing related patents is costly, time-consuming and inherently uncertain. The U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have ruled on several patent cases in recent years, and could do so again in the future, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition, the USPTO has implemented patentability guidelines that may render the subject matter of a patent as non-patentable based on a lack of utility. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by applicable courts and legislatures in the countries in which we may pursue patent protection, including those of the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents and the interpretations of such laws could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

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

Defence of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of managerial and financial resources from our business. Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialise one or more of our products. The pendency of any litigation may cause our distributors and customers to reduce or terminate purchases of our products. If found to infringe, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our affected products, which may be impossible or require substantial time and monetary expenditure. Any substantial loss resulting from such a claim could cause our revenues to decrease and have a material adverse effect on our profitability, and the damage to our reputation in the industry could have a material adverse effect on our business.

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

Competitors may infringe or otherwise violate our patents, the patents of our licensors or our other intellectual property rights. To counter infringement or unauthorised use, we may be required to file legal claims, which can be expensive and time-consuming. In certain cases, we may be actively evaluating or preparing potential enforcement actions relating to our diagnostic technologies, and there can be no assurance that any such actions, if pursued, would be successful. In addition, in an infringement proceeding, a Court may decide that a patent of ours or our licensors is not valid or is unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defence proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing. The initiation of a claim against a third party may also cause the third party to bring counter claims against us such as claims asserting that our patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte re-examinations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

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

We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Our business could be harmed if, in litigation, the prevailing party does not offer us a license on commercially reasonable terms. Any litigation or other proceedings to enforce our intellectual property rights may fail, and even if successful, may result in substantial costs and distract our management and other employees.

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

Risks Related to Ownership of our ADSs

Perceptive and MiCo own, or are entitled to acquire, a significant percentage of the voting share capital of our Company, which may give each of them a significant influence over our management and affairs and may deter a change in control or other transaction that may otherwise be favorable to our shareholders.

MiCo owns 2.2 million of our ADSs, which represents approximately 11.2% of the outstanding voting share capital of our Company (16.5% on a fully diluted basis, including shares issuable upon conversion of the convertible note issued to MiCo). Based on public filings, we understand that on December 2, 2025, MiCo was acquired by AI N M NET Limited as a result of a share purchase agreement with Dayli Trinity Holdings Limited.  Under the terms of the MiCo convertible note and the purchase agreement for those ADSs, MiCo is entitled to nominate a total of up to four individuals, three of whom must be independent of MiCo, for consideration by the nomination committee of the board of directors of the Company for appointment as directors for as long as MiCo continues to hold qualifying amounts of ADSs or principal value of the convertible note or converted ADSs, as applicable. Because of its ownership interest and right to nominate directors, MiCo may have significant influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our Company or our assets, for the foreseeable future. This concentration of ownership may also delay, deter or prevent a change in control, and may make some transactions more difficult or impossible to complete without the support of MiCo, regardless of the impact of such transactions on our other shareholders. The interests of MiCo may differ from the interests of other shareholders and thus result in corporate decisions that are disadvantageous to other shareholders.

Perceptive, our principal lender, beneficially owns, on a fully diluted basis, approximately 9.9% of the outstanding voting share capital of our Company based on a Schedule 13D/A filed with the SEC on January 26, 2026. Perceptive does not currently own any ADSs of the Company. Its reported beneficial ownership includes ADSs issuable upon conversion of its senior convertible note, the exercise of outstanding warrants and the settlement of milestone and contingent payment obligations, all of which are subject to a 9.9% beneficial ownership cap limiting the number of ADSs Perceptive may acquire at any one time. Because of its ownership interest and its position as the Company’s principal lender, Perceptive may have significant influence over our management and affairs for the foreseeable future. This concentration of ownership may also delay, deter or prevent a change in control, and may make some transactions more difficult or impossible to complete without the support of Perceptive, regardless of the impact of such transactions on our other shareholders.

The Nasdaq Global Select Market imposes listing standards on our ADSs that we are currently not in compliance with and may not be able to fulfill in the future, thereby leading to a possible delisting of our ADSs.

As a listed Nasdaq Global Select Market company, we are subject to various listing standards.  There can be no assurance that we will be able to meet all of the criteria necessary for Nasdaq to allow our ADSs to remain listed.

On February 11, 2026 and February 19, 2026, we received two deficiency letters from the Listing Qualifications Department of Nasdaq (the “Staff”). One deficiency letter notified us that we are not in compliance with the minimum market value of publicly held shares (“MVPHS”) requirement of the Nasdaq Listing Rules applicable to companies listed on the Nasdaq Global Select Market. For continued listing, companies are required to maintain a minimum MVPHS of US$15 million. A failure to meet the minimum MVPHS requirement exists if the deficiency continues for a period of 30 consecutive business days. The other deficiency letter notified us that for the preceding 30 consecutive business days, the ADSs did not maintain a minimum closing bid price of US$1.00 (the “Minimum Bid Price”) per ADS, as required by Nasdaq Listing Rule 5450(a)(1).

In accordance with the Nasdaq Listing Rules, we have 180 calendar days from the date of the deficiency notices, or until August 10, 2026 to regain compliance with the minimum MVPHS requirement and the Minimum Bid Price requirement.

To regain compliance with the MVPHS requirement, the Company’s MVPHS must exceed $15 million for a minimum of ten consecutive business days. If the Company does not regain compliance with the minimum MVPHS requirement by August 18, 2026 Nasdaq will provide written notification to the Company that its ADSs are subject to delisting. At that time, the Company may appeal the relevant delisting determination to a hearings panel pursuant to the procedures set forth in the applicable Nasdaq Listing Rules; however, there can be no assurance that the Company will satisfy the minimum MVPHS requirement or that any such appeal would be successful.

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

As a foreign private issuer under the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act; and are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. Accordingly, you receive less information about our company than you would receive about a domestic U.S. company and are afforded less protection under the U.S. federal securities laws than you would be afforded in holding securities of a domestic U.S. company. For example, we are not required to file quarterly reviewed financial statements with the SEC and we are permitted to disclose limited compensation information for our executive officers on an individual basis.

As of March 18, 2026, our officers and directors are no longer exempt from the reporting provisions of Section 16 of the Exchange Act. Our principal shareholders continue to remain exempt from the reporting requirements contained in Section 16(a) of the Exchange Act and our officers, directors and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act.

As a foreign private issuer whose ADSs are listed on NASDAQ, we are permitted to follow certain home country practices instead of certain requirements of the NASDAQ listing rules. Among other, as a foreign private issuer we follow home country practice with regard to, the composition of the board of directors, director nomination procedure, compensation disclosure of officers and quorum at shareholders’ meetings. In addition, we follow our home country law, instead of the NASDAQ listing rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in our company and certain acquisitions of the stock or assets of another company. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

The market price of our ADSs has been, and may continue to be, highly volatile, and such volatility could cause the market price of our ADSs to decrease and could cause you to lose some or all of your investment in our ADSs.

The stock market in general and the market prices of the ADSs on Nasdaq, in particular, are or will be subject to fluctuation, and changes in these prices may be unrelated to our operating performance. Historically, the market price of our ADSs has fluctuated and during the period from January 2025 through March 2026, the market price of our ADSs fluctuated from a high of US$0.96 per ADS to a low of US$0.50 per ADS. We anticipate that the market prices of our ADSs will continue to be subject to wide fluctuations. The market price of our ADSs may be subject to a number of factors, including:

•          announcements of new products by us or others;

•          announcements by us of significant acquisitions, disposals, strategic partnerships, in-licensing, joint ventures or capital commitments;

•          the developments of the businesses and projects of our various subsidiaries;

•          expiration or termination of licences, research contracts or other collaboration agreements;

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

We will need additional capital in the future to meet our working capital and business development expenditures. If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations entirely.

We will require additional capital in the future to fund our operations, product development and business development initiatives. If we continue to incur losses, we will need significant additional financing, which we may seek through a combination of private and public equity offerings, debt financing, asset sales, or other means. We have entered into a Standby Equity Purchase Agreement (“SEPA”) with an affiliate of Yorkville Advisors, pursuant to which we may sell up to US$25,000,000 of ADSs at our election, subject to certain caps and volume restrictions that may significantly limit the amount we are able to sell in practice, and we have entered into the Perceptive Conversion Documents, which, while they reduce our outstanding indebtedness upon conversion, do not generate new cash proceeds for the Company. Neither of these arrangements ensures that we will have sufficient capital to fund our operations and strategic initiatives. The extent to which we rely on the SEPA as a source of funding will depend on a number of factors, including the prevailing market price of our ADSs and the extent to which we are able to secure working capital from other sources.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our shareholders will be diluted, and the terms of any such offerings may include liquidation or other preferences that may adversely affect the then-existing shareholders’ rights. Our outstanding convertible instruments with Perceptive and the SEPA already provide for substantial potential dilution, any additional equity or equity-linked financing could compound such dilution. Our ability to raise additional capital may also be impaired by the large number of ADSs that may be issued under those existing arrangements and our outstanding warrants and options, as well as the recent trading price of our ADSs, which has been below US$1.00. Although we have the ability to implement a change in the ratio of our ordinary shares represented by each ADS, there can be no assurance that such action would be implemented or successful in improving the trading price of our ADSs or facilitating capital‑raising transactions. These factors, individually and in combination, could make it more difficult to raise capital on acceptable terms and may put additional strain on our ability to satisfy the continued listing requirements of Nasdaq.

In recent years, we have relied on debt financing from Perceptive and have received additional term loans from Perceptive from time to time, in some cases in exchange for the issuance of additional warrants or the repricing of existing warrants to reflect lower prevailing share prices. Any further debt financing, whether from Perceptive or otherwise, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt or making capital expenditures. If we raise additional funds through collaboration, strategic alliance, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, or product candidates, or grant licenses on terms that are not favorable to us.

Future sales of our ADSs, including upon conversion of our outstanding convertible instruments, exercise of warrants, and sales under our committed equity financing, could reduce the market price of our ADSs and impair our ability to raise capital.

Substantial sales of our ADSs, or the perception that such sales may occur, could cause the market price of our ADSs to decline. There are a number of sources from which a significant volume of ADSs may enter the public market in the near term:

•         Under the Perceptive Conversion Documents, Perceptive may convert up to US$72,500,000 in outstanding principal under the Credit Agreement and US$12,500,000 of other amounts owed to Perceptive into ADSs at its sole discretion.  We do not control the timing of conversions, and Perceptive may resell any ADSs it receives upon conversion in the public market at any time.

•         Pursuant to the SEPA, we may sell up to US$25,000,000 of ADSs to Yorkville at a discount to the volume‑weighted average price (“VWAP”), subject to certain caps and volume restrictions that may significantly limit the amount we are able to sell in practice. We expect Yorkville to resell any ADSs it acquires under the SEPA, and such resales may cause the trading price of our ADSs to decline.

•         We have outstanding warrants for up to 66,200,000 ordinary shares (3,310,000 ADSs) and outstanding share options for up to 40,017,505 ordinary shares (2,000,876 ADSs).

•         24,691,358 ordinary shares (represented by 1,234,568 ADSs) are issuable upon conversion of the MiCo Convertible Note.

The cumulative effect of potential conversions under the Perceptive Conversion Documents and Mico Convertible Note, sales pursuant to the SEPA, and the exercise of warrants and options means that a very large number of additional ADSs could be issued and sold in the public market, which may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, and may adversely affect the market price of our ADSs regardless of whether conversions, exercises, or sales have actually occurred. Our ADSs have recently been trading below US$1.00, and the potential for the issuance and resale of a substantial number of additional ADSs may contribute to continued downward pressure on the trading price and impair our ability to maintain compliance with the listing requirements of Nasdaq.

The conversion or exercise of our outstanding convertible instruments, share options, and warrants, and sales of ADSs under our committed equity financing, could significantly dilute the ownership interest of existing shareholders.

We have issued a number of convertible instruments, warrants, and share options that, if converted or exercised, would result in substantial dilution to existing shareholders. In particular, in December 2025, we entered into a series of agreements with funds managed by Perceptive Advisors (collectively, “Perceptive”) pursuant to which Perceptive may elect to convert up to US$72,500,000 in outstanding principal under the Credit Agreement and US$12,500,000 of other amounts owed to Perceptive into ADSs (the “Perceptive Conversion Documents”). Conversions under the Perceptive Conversion Documents are at Perceptive’s election - the Company does not control the timing, volume, or frequency of conversions. The conversion price under the Perceptive Conversion Documents is 97% of the volume weighted average price (“VWAP”) of our ADSs, subject to a minimum conversion price of US$0.5061 per ADS (equal to 75% of the 30 day VWAP of the Company’s ADSs for the period ended April 22, 2026). Based on this minimum conversion price, full conversion could result in the issuance of approximately 168,000,000 ADSs, representing an aggregate of approximately 3,360,000,000 ordinary shares (each ADS representing 20 ordinary shares).

As of April 30, 2026, there were 405,017,380 ordinary shares outstanding. Accordingly, the ordinary shares issuable upon full conversion of the Perceptive Conversion Documents at the Floor Price would represent approximately 829% of our currently outstanding ordinary shares. Although conversions under the Perceptive Conversion Documents are subject to a 9.9% beneficial ownership cap, this cap limits only the number of ordinary shares and ADSs Perceptive may beneficially own at any given time and does not restrict the total number of ADSs that may ultimately be issued over time.

In addition, on February 24, 2026, we entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD. (“Yorkville”), pursuant to which we may, at our option, sell to Yorkville up to $25,000,000 in aggregate gross purchase price of ADSs at a discount to the recent VWAP of our ADSs, subject to certain volume and other limitations. Unlike the Perceptive Conversion Documents, the SEPA does not include a floor price, meaning that if our ADS trading price declines, we would be required to issue a greater number of ADSs to raise a given amount of capital.

We also have outstanding warrants exercisable for up to 66,200,000 ordinary shares (3,310,000 ADSs) with exercise prices ranging from US$0.80 to US$0.86, share options exercisable for up to 40,017,505 ordinary shares (2,000,876 ADSs) with exercise prices ranging from US$0.12 to US$1.10 and a convertible note held by Mico IVD Holdings, LLC (the “MiCo Convertible Note”), convertible into 24,691,358 ordinary shares (1,234,568 ADSs) at conversion price of US$16.20 per ADS. The exercise of these warrants or options or conversion of the MiCo Convertible Note would further dilute the ownership interests of existing shareholders.

In the aggregate, if all of our outstanding convertible instruments, warrants, and share options were fully converted or exercised, and assuming the SEPA were fully utilized, the resulting issuances could, on the one hand, substantially reduce our debt and interest costs, it could also dilute the ownership interest of existing shareholders by a very significant amount.

We may be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

U.S. holders of our ADSs may face income tax risks. Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2025 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. Furthermore, fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the aggregate value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). The IRS or a Court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below under Item 10E. “Additional Information – Taxation”) of our ADSs and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. If we are treated as a PFIC, U.S. Holders of ADSs would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ADSs. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of ADSs.

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

•          the judgment is for a debt or a definite sum of money;

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

However, the Irish courts may refuse to enforce a judgment of the U.S. courts which meets the above requirements in certain circumstances, including:

•          if the judgment was impeached by fraud;

•          if the process and decision of the U.S. courts were contrary to natural or constitutional justice under the laws of Ireland and if the enforcement of the judgment in Ireland would be contrary to natural or constitutional justice; or

•          if the judgment is contrary to Irish public policy or involves certain United States laws which will not be enforced in Ireland or constitute the enforcement of a judgment of a penal or taxation nature.

An application to the Irish courts for the enforcement in Ireland of a judgment of the U.S. courts which meets the above requirements may also be successfully opposed if it can be demonstrated that:

•          jurisdiction cannot be obtained by the Irish courts over the judgment debtors in the enforcement proceedings by personal service in Ireland or outside Ireland under Order 11 of the Irish Superior Courts Rules;

•          there is no practical benefit to the party in whose favor the foreign judgment is made in seeking to have that judgment enforced in Ireland, or

•          the judgment is not consistent with a judgment of an Irish court in respect of the same matter.

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

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of your A Ordinary shares underlying the ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders, cast any votes at such meetings or otherwise exercise the rights of registered shareholders set out in our articles of association or in Irish law. You will only be able to exercise the voting rights which attach to the A Ordinary Shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement with the depositary, you may vote only by giving voting instructions to the depositary, as the registered holder of the A Ordinary Shares underlying the ADSs. If the depositary asks for your instructions, then upon receipt of such voting instructions, it will try to vote the underlying A Ordinary Shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying A Ordinary Shares unless you withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for such general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Where any matter is to be put to a vote at a general meeting, upon our instruction, the depositary will notify you of the upcoming vote and deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure you can direct the depositary to vote the A Ordinary Shares underlying your ADSs in accordance with your instructions. In addition, the depositary and its agents are not responsible for failing to carry out your voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you instructed.

Item 4.	Information on the Company

A.	History and Development of the Company

We were incorporated in Ireland in 1992 as a private limited company and re-registered as a public limited company (“plc”) in July of that year. In October 1992 we completed an initial public offering of our securities in the United States and our ADS have traded on the Nasdaq Global Market since that time under the symbol “TRIB”.

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

Overview

We are a biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors. Following the acquisition of the biosensor assets of Waveform Technologies Inc. (“Waveform”) in 2024, we have been developing a range of biosensor devices and related services, beginning with a continuous glucose monitoring (“CGM”) product. Through our subsidiaries, we develop, acquire, manufacture and market medical diagnostic products for the clinical laboratory and point‑of‑care segments of the diagnostic market. Our products are used to detect autoimmune, infectious and sexually transmitted diseases, disorders of the liver and intestine, and to monitor markers for diabetes. We market our portfolio of several hundred products to customers in approximately 100 countries around the world through our own sales force and a network of international distributors and strategic partners.

Organizational Structure

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

•          Trib Biosensors Inc, based in Wilsonville, Oregon;

•          Nova Century Scientific Inc, based in Burlington, Canada;

•          Trinity Biotech Brazil based in Sao Paulo, Brazil;

•          Metabolomic Diagnostics Limited, based in Cork, Ireland; and

•          EpiCapture Limited, based in Bray, Ireland.

Principal Markets

The brand names of our principal products are listed below, organised first by point of use and second by application.

Point-of-care	Clinical Laboratory
Infectious Diseases	Infectious Diseases	Haemoglobin	Autoimmune	Clinical Chemistry	Blood Bank Screening
UniGold	MarDx	Premier	ImmuBlot	EZ	Captia
TrinScreen	FlexTrans	Ultra	ImmuGlo
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

TrinScreen

In Africa, HIV testing typically involves using a point-of-care rapid test for screening followed by a different rapid test as the confirmatory test. Our HIV screening test, TrinScreen, received World Health Organisation (“WHO”) approval in February 2022. We began commercial shipments of TrinScreen in 2023 and this ramped up significantly in 2024 and 2025.

Our Uni-Gold™ HIV product is a leading confirmatory HIV test in the African market.

In June 2025, we transitioned the upstream manufacturing processes for Uni-Gold™ HIV to an outsourced offshore model. In September 2025, following WHO regulatory approval, we commenced offshored and outsourced manufacturing of our TrinScreen HIV rapid test. We commenced the final phase of the Uni-Gold™ HIV manufacturing transition during the first quarter of 2026, enabling the transition of upstream manufacturing processes to commence in March 2026. These manufacturing transitions are intended to enhance supply‑chain resilience and scalability, alongside improving gross margins and better aligning our cost base with the inherent variability of global HIV testing demand.

Clinical Laboratory

We supply the clinical laboratory segment of the in-vitro diagnostic market with a range of diagnostic tests and instrumentation which detect:

•          Infectious diseases;

•          Glycated haemoglobin (for diabetes care) and haemoglobin variants for the detection of haemoglobinopathies (haemoglobin abnormalities); and

•          Autoimmune diseases.

We also supply this market with other products through our clinical chemistry business.

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

Diabetes and Haemoglobinopathies

We manufacture products for in-vitro measurement of haemoglobin A1c (“HbA1c”) used in the monitoring of diabetes, as well identifying those who are at a high risk of developing diabetes (pre-diabetic). The Premier Hb9210 uses boronate affinity technology to measure HbA1c which is a marker of a patient’s average blood sugar control over the last 100 to 120 days. It is a highly accurate biomarker available for use in monitoring of diabetes and is a strong indicator of a diabetic’s glycemic control. HbA1c is also used to identify those at risk of becoming diabetic; often referred to as impaired glucose tolerance. Additionally, HbA1c is used in the assessment of diabetes complications.

We manufacture our own HbA1c instrument, the Premier Hb9210, which is both CE marked and FDA cleared. In the United States and Brazil, we sell the Premier Hb9210 through our own direct sales organisations. In the rest of the world, we sell the Premier Hb9210 through a network of distributors. The Premier’s unique features, cost structure and core technology enable it to compete in most economies and settings.

In early 2025, we introduced our next‑generation boronate‑affinity buffer column system for the Premier Hb9210, which delivers significantly increased testing capacity, improved column stability and reduced instrument downtime. In February 2026, the Premier Hb9210, incorporating this newly launched Buffer A Plus column system, became the only HbA1c analyser worldwide to receive the prestigious IFCC Gold Classification for 2026, representing the highest level of analytical precision and bias certification awarded by the International Federation of Clinical Chemistry. This recognition reflects the platform’s strong clinical accuracy and further strengthens the competitive position of the Premier Hb9210 in the global HbA1c testing market.

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

The Immco products are sold through our sales and marketing organisation to clinical and reference laboratories directly in the United States and via distributors in other countries.

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

Waveform, a developer of novel and proprietary new technologies for diabetes care, received a CE Mark for its Cascade CGM in 2019, which was commercially available in Europe. The primary use of the device was to continuously monitor glucose in the human body. The Cascade CGM device and any subsequently developed sensor would be subject to regulatory oversight from the FDA and country specific regulatory authorities and would be subject to the same processes and risks identified in the Government Regulation section of this Annual Report. Glucose in the blood diffuses from capillaries into the liquid between cells known as interstitial fluid. The Waveform CGM device is an electrochemical biosensor which detects the concentration of glucose in interstitial fluid by means of an enzyme immobilised at the surface of a sensor wire inserted into the skin. The action of the enzyme results in the generation of electrical current that is relayed to an attached transmitter where it is converted by a firmware algorithm into a blood glucose concentration. The transmitter then sends this blood glucose measurement to a smartphone or other device where the time within healthy range is tracked and the user alerted to risks of hypo- or hyperglycaemic episodes.

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

During 2025 and early 2026, our development work on the next‑generation CGM+ platform resulted in further improvements to sensor accuracy, electronics architecture, and the device’s proprietary needle‑free insertion process. These advancements have supported progression toward planned pivotal clinical trials in 2026 and reflect continued refinement of the underlying multimodal biosensor architecture.

Sales and Marketing

We sell our products through our own direct sales force in the United States Our sales team in the United States is responsible for marketing and selling the Trinity Biotech range of point-of-care, infectious diseases, haemoglobins, autoimmune and clinical chemistry products. Meanwhile the direct sales force in Brazil sells the Company’s haemoglobins product range.

Through our international sales and marketing organisation, which is located in Ireland, we sell:

•          our clinical chemistry product range directly to hospitals and laboratories in Germany and France; and

•          all product lines through independent distributors and strategic partners in a further approximately 100 countries, with product availability determined by strategic focus and market‑specific factors.

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

Research and Development

Research and Development (“R&D”) carried out by third parties

Certain R&D activities of the Group are outsourced to third parties as required. These activities are carried out in the normal course of business with these companies. The total amount paid to these R&D consultants and contractors in 2025 was US$2,242,000 (2024: US$ 4,397,000). R&D activities carried out by third parties continued in 2025 as the Company engaged with external consultants regarding the development of our newly acquired CGM biosensor technology.

Research and Products under Development

Trinity Biotech has research and development groups focusing separately on product development in haemoglobins, infectious diseases and as a result of 2024 acquisitions, CGM, prostate cancer and pre-eclampsia. These groups are located in Ireland and the United States In addition to in-house activities, Trinity Biotech sub-contracts some research and development from time to time to independent researchers based in the United States and Europe.

Principal Development Projects

The following table sets forth Trinity Biotech’s main development projects, the costs incurred during each period presented and the cumulative costs (before amortization and impairment) incurred as at December 31, 2025:

			Total project costs to December 31,
	2025	2024	2025 [1]
Product Name	US$’000	US$’000	US$’000
Premier Instruments for A1c and haemoglobinopathies testing	383	1,542	41,422
Continuous Glucose Monitoring	4,370	7,040	11,410
PrePsia	1,340	-	-
Other projects	21	-	-

¹ Cumulative costs to December 31, 2025 is shown before deduction of amortization and impairment losses. Cumulative costs exclude amounts recognised as part of business combinations.

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

The following is a description of the principal projects which are currently being undertaken by the research and development groups within Trinity Biotech:

Haemoglobin Development

Premier Hb9210 Instrument for Haemoglobin A1c Testing

A product development plan focused on improvements in our flagship Premier Hb9210 instrument is ongoing. The package of changes aims to expand the target market, reduce instrument downtime and service cost, and significantly expand operating margins.

Our program to develop an improved Diabetes HbA1c column system is now complete. The results of this development program have exceeded expectations, with our new column system now delivering up to four times the number of injections compared to the existing product. We are continuing the commercial launch of these new products.

Premier Resolution Instrument for Haemoglobin Variant Testing

We developed the Premier Resolution instrument which is utilised for haemoglobin variant testing. The instrument achieved 510(k) approval from the FDA in August 2023. The instrument has been sold in certain international markets outside of the United States for many years.  Premier Resolution continues to be enhanced with unique features such as lot specific gradients, an optimised internally designed column with extended column life, and a rapidly expanding on-board variant library.

Point-of-care Development

A combination HIV/Syphilis point-of-care rapid test is also being developed using our existing lateral flow format, we expect this project to restart in 2026.

Continuous Glucose Monitoring Development

In January 2024, we acquired the biosensor and CGM assets of Waveform. We are currently redeveloping the acquired CGM technology.  The development work performed to date has focused on improving device performance and usability by refining the sensor design and redesigning the hardware and user workflow.  Clinical trials with modified sensors performed in 2025 demonstrated significant improvements in signal quality, sensor accuracy and performance in the clinically important hypoglycemic range.

During 2025 and 2026, further development activities incorporated enhancements to the system’s electronics architecture, resulting in additional improvements in glucose‑measurement accuracy across multi‑day wear. Clinical testing conducted on updated sensor and electronics components contributed more than 650 device‑days of performance data and supported continued refinement of the calibration‑free design.

Development work also expanded the device’s multimodal sensing capability, integrating glucose with selected physiological metrics within a single modular platform. The proprietary needle‑free insertion process was further validated through successful trials performed during this period, supporting the technical viability of the next‑generation device design.

We have hired a number of research and development personnel and have engaged internationally recognised and reputable development consulting organisations to augment our internal CGM development function. The CGM+ programme is advancing through its final design stages, with pivotal clinical trials planned for 2026 as the next major development milestone.

Pre-eclampsia Development

In September 2024, we completed the acquisition of Metabolomics Diagnostics Ltd., an Irish biomarker‑development company focused on early‑pregnancy risk stratification, including its proprietary PrePsia™ preeclampsia‑risk assessment technology. Following acquisition, activities during 2025 were directed exclusively toward the continued development, validation and regulatory preparation of the PrePsia programme.

Our ongoing development work on PrePsia is focused on assay optimisation, refinement of analytical workflows, and preparation for future regulatory submissions. We continue to augment our internal capabilities with specialist scientific and regulatory partners to support these development activities.

Prostate Cancer Test Development

In October 2024, we acquired EpiCapture Limited, an early‑stage molecular diagnostics company developing a non‑invasive urine‑based prognostic test for progression to aggressive prostate cancer. Since acquisition, our development work has focused on data reanalysis, assay streamlining and preparation for two planned clinical studies intended to strengthen the test’s clinical claims. Engagements with several leading US clinical institutions have progressed planning for these studies, and the test is being prepared for future submission to the New York State Department of Health as a laboratory‑developed test.

Patents and Licences

Patents

Due to the significant cost of putting patents in place for our wide range of products, many of our tests are not protected by specific patents. However, we believe that substantially all our tests are protected by proprietary know-how, manufacturing techniques and trade secrets.

As part of the Waveform asset acquisition, we acquired a CGM patent portfolio that includes numerous issued and pending patent applications in the United States and other parts of the world. We believe these patents to be of significant importance in establishing and protecting our proprietary rights in relation to our CGM business. Since the acquisition, there have been 5 granted patents (2 EU and 3 US) and a number of patent applications and provisional patent applications have been filed to protect novel inventions arising from the development programme.

From time-to-time, certain companies have asserted exclusive patent, copyright and other intellectual property rights to technologies that are important to the industry in which we operate. If any of such claims relate to our planned products, we intend to evaluate such claims and, if appropriate, seek a licence to use the protected technology. There can be no assurance that we would be able to obtain licences to use such technology or, obtain such licences on satisfactory commercial terms. If we or our suppliers are unable to obtain or maintain a licence to any such protected technology that might be used in our products, we could be prohibited from marketing such products. We could also incur substantial costs to redesign our products or to defend any legal action taken against us. If our products should be found to infringe protected technology, we could also be required to pay damages to the infringed party.

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

Each of the licensing arrangements disclosed under this subheading terminates on the date expiration or adjudication of invalidity or unenforceability of the last of the particular licenced patents covered by the respective agreement. Each licensor has the right to terminate the arrangement in the event of our non-performance. The key licensing arrangements, apart from the agreement entered into in 2013 which provides for the payment of a lump sum licence fee, require us to pay a royalty to the licence holder based on sales of the products which utilise the relevant technology being licenced. The total amount paid by us under key licensing arrangements in 2025 was US$112,000 (2024: US$142,000).

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

The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient, the facility at which the test is to be used and other factors. 56% of Trinity Biotech’s 2025 revenues were generated in the Americas (with a large concentration of this in the United States) and as the United States represents a substantial proportion of the worldwide diagnostics market, an overview of FDA regulation has been included below.

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

•          restrictions on export or import activities, including refusal to issue certificates required by foreign regulatory authorities; or

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

FDA premarket clearance and approval requirements

Access to U.S. Market.  Each medical device that Trinity Biotech may wish to commercially distribute in the U.S. will require pre-market notification (510(k)) clearance, approval of a pre-market approval (“PMA”) application, or authorization under the De Novo classification process, prior to commercial distribution, unless exempt.  Under the FDCA, medical devices are classified into one of three classes -- Class I, Class II or Class III -- depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness.

Class I medical devices are those for which safety and effectiveness can be assured through compliance with the FDA’s general controls, which apply to all medical devices unless specifically exempted. These general controls include adherence to the applicable portions of the FDA’s Quality Management System Regulation (“QMSR”) - which, as of 2026, replaces and modernizes the former Quality System Regulation (QSR) by aligning U.S. requirements with ISO 13485:2016. They also require establishment registration and device listing with the FDA, reporting of adverse events under the Medical Device Reporting (MDR) requirements, and ensuring all labelling, advertising, and promotional materials are appropriate, accurate, and not misleading (collectively, the “General Controls”). Although most Class I devices are exempt from premarket notification, some still require FDA premarket clearance through the 510(k) process, as described below.

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

510(k) Clearance Pathway.  When a 510(k) clearance is required, Trinity Biotech must submit a pre-market notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device, a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of pre-market approval applications, or is a device that has been reclassified from Class III to either Class II or I.  By regulation, the FDA is required to clear or deny a 510(k) premarket notification within 90 days of the FDA’s acceptance of the submission for substantive review, excluding periods during which the FDA is awaiting additional information from the applicant. As a practical matter, the FDA’s 510(k) clearance pathway usually takes from 3 to 12 months, but it can take longer, and clearance is never assured.  Although many 510(k) pre-market notifications are cleared without clinical data, in some cases, the FDA requires significant clinical data to support substantial equivalence.

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

If the FDA disagrees with a manufacturer’s determination, the FDA may require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or pre-market approval is obtained.  We have modified aspects of some of our devices since receiving regulatory clearance.  Some of those modifications we believe could not significantly affect the safety or effectiveness of the device, and therefore, we believe new 510(k) clearances or pre-market approvals are not required.  We have also obtained new 510(k) clearances from the FDA for other modifications to our devices.

In the future, we may make additional modifications to our products after they have received FDA clearance or approval, and in appropriate circumstances, determine that new clearance or approval is unnecessary.

However, the FDA may disagree with our determination and if the FDA requires us to seek 510(k) clearance or pre-market approval for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain the required clearance or approval.  Under these circumstances, we may also be subject to significant regulatory fines or other penalties.  In addition, the FDA continues to evaluate the 510(k) process and may make substantial changes to industry requirements, including which devices are eligible for 510(k) clearance, increased scrutiny of predicate devices, reclassification of devices, withdrawal of clearance in limited circumstances, and additional evidentiary requirements that may significantly impact the process.

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

Although the FDA is not bound by the advisory panel decision, the panel’s recommendation is important to the FDA’s overall decision making process.  The PMA approval pathway is more costly, lengthy and uncertain than the 510(k)-clearance process.  After a premarket approval application is sufficiently complete, the FDA will accept the application and begin an in-depth review of the submitted information.  By statute, the FDA has 180 days to review the “accepted application”, although, generally, review of the application can take between one and three years, but it may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided.  In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with Quality System Regulation, which imposes elaborate design development, testing, control, documentation and other quality assurance procedures in the design and manufacturing process.

In February 2022, the FDA proposed an update to the Quality System Regulation (QSR) to align U.S. medical device quality management system requirements with the international standard ISO 13485:2016. In February 2024, the FDA finalized this initiative by issuing the Quality Management System Regulation (the “QMSR”), which amends 21 CFR Part 820 and incorporates by reference ISO 13485:2016 and became effective on February 2, 2026. Under the QMSR, ISO 13485:2016 Medical devices – Quality management systems – Requirements for regulatory purposes is formally incorporated by reference, making its requirements directly applicable to FDA‑regulated medical devices subject to FDA-specific clarifications. The adoption of the QMSR represents a major step in regulatory convergence and is intended to promote consistency, reduce redundant audits, and streamline compliance for both U.S. and international manufacturers.

After approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device for changes affecting safety or effectiveness, its labelling or its manufacturing process.  The FDA imposes substantial user fees for the submission and review of PMA applications.  The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device including, among other things, restrictions on labelling, promotion, sale and distribution and collection of long-term follow-up data from patients in the clinical study that supported approval. Failure to comply with the conditions of approval can result in materially adverse enforcement action, including the loss or withdrawal of the approval.  New PMA applications or PMA supplements are required for significant modifications to the manufacturing process, labelling of the product and design of a device that is approved through the PMA process.  PMA supplements often require submission of the same type of information as the original PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application and may not require as extensive clinical data or the convening of an advisory panel.

Clinical Studies

Devices that have not received FDA approval or clearance and are used in clinical trials are considered to be and must be labelled as investigational devices.  The FDA regulates these products under the IDE regulations (In 21 C.F.R. § 812).

Per the IDE regulations, clinical studies that involve investigational devices are divided into two categories, based on the type of device.  Studies of devices considered by the agency to present a significant risk require prior approval by an Institutional Review Board (“IRB”), informed consent of patients, and FDA approval of an IDE application, which details in part the clinical study protocol, pursuant to 21 C.F.R. § 812.  A “significant risk device” is defined in 21 C.F.R. 812.3(m) as a device that presents a potential for serious risk to the health, safety, or welfare of a subject and falls into at least one of the following categories: (1) it is intended as an implant; (2) it is used in supporting or sustaining human life; (3) it is of substantial importance in diagnosing, curing, mitigating or treating a disease, or otherwise prevents impairment of human health; or (4) it otherwise presents a potential for serious risk to the health, safety, or welfare of a subject.  Studies of non-significant risk investigational devices require IRB approval and informed consent; however, the sponsor of the study does not have to obtain FDA approval of an IDE application before beginning the study.

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

•          Quality Management System Regulations (QMSR) which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

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

•          regulations pertaining to voluntary recalls; and

•          notices of corrections or removals.

We have registered our facilities with the FDA as medical device manufacturers. The FDA has broad post-market and regulatory enforcement powers. We are subject to announced and unannounced inspections by the FDA to determine our compliance with the QMSR and other regulations and these inspections may include the manufacturing facilities of our suppliers.

The Medical Device Single Audit Program (MDSAP) became fully operational in 2017, when the FDA concluded its pilot phase and formally began accepting MDSAP audit reports from authorized Auditing Organizations in place of routine FDA surveillance inspections. Under the MDSAP framework, manufacturers undergo a single, comprehensive audit - conducted annually and paid for by the manufacturer - that evaluates compliance with the regulatory requirements of all participating authorities, including the FDA, Health Canada, Brazil’s ANVISA, Australia’s TGA, and Japan’s MHLW/PMDA. Upon receipt of the MDSAP audit report, the FDA reviews the findings to assess whether the facility remains in a state of control. If the results indicate significant deficiencies, or if the FDA identifies risks that warrant additional oversight, the agency may still conduct its own inspection. When noncompliance is identified, the FDA retains full authority to take enforcement action, which can include issuing a public Warning Letter, imposing fines, initiating injunctions or civil penalties, requesting recalls, seizing products, restricting operations, suspending or halting production, refusing 510(k) submissions or PMA approvals, withdrawing previously granted clearances or approvals, or pursuing criminal prosecution in severe cases.

Advertising and promotion of medical devices are regulated not only by the FDA, but also by the Federal Trade Commission (“FTC”), state regulatory and enforcement authorities, and by non‑U.S. regulatory bodies in the jurisdictions in which our products are marketed. In recent years, promotional activities for FDA‑regulated products by other companies have been the subject of enforcement actions under healthcare reimbursement laws, consumer protection statutes, and other federal and state laws. In addition, under the federal Lanham Act and comparable state laws, competitors and other third parties may initiate litigation challenging advertising and promotional claims.

If the FDA determines that our promotional materials, sales activities, or training programs constitute promotion of an unapproved or “off‑label” use of a device, the FDA may require us to modify or discontinue such materials or activities and may take regulatory or enforcement action. Such actions could include the issuance of an untitled letter or warning letter, as well as more severe measures such as injunctions, product seizure, civil monetary penalties, or criminal sanctions. Other federal, state, or foreign authorities could also initiate enforcement actions if they determine that our promotional or training materials constitute unlawful promotion, including promotion that results in false or improper claims for reimbursement.

Outside the United States, our promotional and training activities are subject to the laws and regulations of foreign jurisdictions, including, for example, the European Union Medical Device Regulation (“EU MDR”) and In Vitro Diagnostic Regulation (“IVDR”), as well as regulations enforced by national competent authorities and designated bodies. These laws generally impose strict requirements on claims, promotional content, intended use, and consistency with approved or certified labelling. Certain jurisdictions apply particularly stringent rules regarding promotional claims, comparative advertising, and interactions with healthcare professionals.

Failure to comply with U.S. or non‑U.S. advertising and promotion requirements could result in regulatory enforcement actions, product restrictions, suspension or withdrawal of marketing authorizations or certifications, significant fines or penalties, civil liability, or criminal sanctions. Any such actions could harm our reputation, limit our ability to promote our products, delay or prevent product adoption, and adversely affect our business, financial condition, and results of operations. Furthermore, our products could be subject to voluntary recall if we or the FDA determine, for any reason, that our products pose a risk of injury or are otherwise defective.  Moreover, the FDA can order a mandatory recall if there is a reasonable probability that our device would cause serious adverse health consequences or death.

Unanticipated changes in existing regulatory requirements or adoption of new requirements could have a material adverse effect on the Group.  Any failure to comply with applicable QMSR or other regulatory requirements could have a material adverse effect on the Group’s revenues, earnings and financial standing.

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

To maintain our CLIA certification for our New York reference laboratory, we are subject to routine inspections and surveys at least biennially to assess compliance with applicable CLIA requirements. We may also be subject to additional unannounced inspections or focused surveys in response to complaints, quality concerns, or changes in testing activities. CLIA regulations require comprehensive validation of all laboratory‑developed and modified tests used in clinical testing, including establishment and verification of accuracy, precision, analytical specificity and sensitivity, reportable and reference ranges, and other performance characteristics, as applicable.

The regulatory and compliance standards governing the laboratory testing services we provide are subject to change, including through amendments to CLIA regulations, interpretive guidance, or enforcement practices. Compliance with any new or revised requirements could require additional validation activities, quality system enhancements, operational changes, or capital expenditures. Failure to maintain CLIA certification or comply with evolving regulatory requirements could result in sanctions, limitations on testing activities, or other enforcement actions, and could have a material adverse effect on our business, financial condition, and results of operations.

Federal Oversight of Laboratory Developed Tests and Research Use Only Products

Trinity Biotech supplies clinical laboratories with raw materials - such as reagents - that may be incorporated into clinical laboratory tests. These laboratories remain subject to the CLIA, administered by the CMS and applicable state laws governing laboratory operations and testing quality.

Although the FDA has statutory authority under the Federal Food, Drug, and Cosmetic Act (FD&C Act) to regulate medical devices, the agency has historically exercised enforcement discretion and generally has not applied device regulations to laboratory developed tests (“LDTs”). The FDA has described LDTs as in vitro diagnostic tests designed, manufactured, and used within a single CLIA‑certified laboratory.

In May 2024, the FDA issued a final rule that sought to classify in vitro diagnostic products (“IVDs”) - including LDTs manufactured by laboratories - as FDA‑regulated medical devices and to phase-out the agency’s long‑standing enforcement discretion policy over a staged, multi-year period.

However, in March 2025, the U.S. District Court for the Eastern District of Texas vacated that rule. The FDA did not appeal and, in September 2025, issued a final rule reverting the definition of IVDs to its pre-2024 form. As a result, the attempted phase‑out will not take effect, and LDTs are currently regulated primarily under CLIA rather than through FDA premarket review or other device requirements. The FDA, however, retains authority to address safety concerns and violations of the FD&C Act, including misbranding and other violations outside traditional LDT oversight boundaries, depending on the facts and circumstances. Future legislation or renewed rulemaking could alter this framework.

Some products are for research use only (“RUO”), or for investigational use only (“IUO”). RUO and IUO products are not intended for human clinical use and must be properly labelled in accordance with FDA guidance. Claims for RUOs and IUOs related to safety, effectiveness, or diagnostic utility or that the product is intended for human clinical diagnostic or prognostic use are prohibited. In November 2013, the FDA issued guidance titled “Distribution of In Vitro Diagnostic Products Labelled for Research Use Only or Investigational Use Only - Guidance for Industry and Food and Drug Administration Staff.” This guidance sets forth the requirements to utilize such designations, labelling requirements and acceptable distribution practices, among other requirements. Mere placement of an RUO or IUO label on an in vitro diagnostic product does not render the device exempt from otherwise applicable clearance, approval or other requirements. The FDA may determine that the device is intended for use in clinical diagnosis based on other evidence, including how the device is marketed.

We cannot predict how future FDA actions regarding LDTs or RUO/IUO products may affect reagents, we may sell or use in the development of assays in our reference laboratory. Changes in legislation, rulemaking, guidance or enforcement policy could impose additional regulatory requirements on LDTs or on reagents used in LDTs and could adversely affect our business.

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

Foreign countries often require, among other things, an FDA certificate for products for export, also called a Certificate for Foreign Government (“CFG”). To obtain this certificate from the FDA, the device manufacturer must apply to the FDA. The FDA certifies that the product has been granted clearance or approval in the United States and that the manufacturing facilities were in compliance with the QMSR regulations at the time of the last FDA inspection. If the FDA determines that our facilities or procedures do not comply with the QMSR, it may refuse to provide such certificates until we resolve the issues to the FDA’s satisfaction. Failure to obtain a CFG could inhibit our ability to export our products to countries that require such certificates.

Export of products subject to 510(k) notification requirements, but not yet cleared to market, is permitted without FDA export approval, if statutory requirements are met.  Unapproved products subject to PMA requirements can be exported to any country without prior FDA approval provided, among other things, they are not contrary to the laws of the destination country, they are manufactured in substantial compliance with the QMSR, and have been granted valid marketing authorisation in Australia, Canada, Israel, Japan, New Zealand, Switzerland, South Africa or member countries of the European Union or of the European Economic Area (“EEA”).  FDA approval must be obtained for exports of unapproved products subject to PMA requirements if these export conditions are not met.

There can be no assurance that Trinity Biotech will meet statutory requirements and/or receive required export approval on a timely basis, if at all, for the marketing of its products outside the United States.

Foreign Corrupt Practices Act and Other Anti-Corruption Laws

We are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), which prohibits companies and individuals from engaging in bribery and other corrupt practices in dealings with foreign government officials, foreign political parties, and candidates for foreign political office. The FCPA makes it unlawful to corruptly offer, pay, promise to pay, or authorize the giving of anything of value, directly or indirectly, to a foreign official, political party, party official, or candidate for public office for the purpose of obtaining or retaining business or securing any improper business advantage. The FCPA also applies to payments made through third parties, including distributors, agents, consultants, and other intermediaries.

In addition, the FCPA contains accounting provisions that require us to maintain accurate books and records and to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are executed and assets are accessed and accounted for in accordance with management authorization. Our current and future international operations, including sales outside the United States, subject us to the FCPA and to increased risk of non‑compliance. Failure to comply with the FCPA could result in substantial civil or criminal penalties, disgorgement of profits, enhanced compliance obligations, reputational harm, and other adverse consequences.

Our international operations also subject us to anti‑corruption and anti‑bribery laws outside the United States, including the U.K. Bribery Act 2010 (the “Bribery Act”). The Bribery Act is broader in scope than the FCPA and, among other things, prohibits the offering, promising, or giving of bribes, as well as the requesting, agreeing to receive, or accepting of bribes, in both the public and private sectors. It also creates a strict liability offense for commercial organizations that fail to prevent bribery by employees, agents, or other associated persons, subject to a limited defense for companies that have implemented adequate procedures designed to prevent such conduct.

Companies organized in the United States may be subject to the Bribery Act if they carry on a business or part of a business in the United Kingdom, regardless of where the prohibited conduct occurs. Penalties under the Bribery Act include potentially unlimited fines for companies and criminal liability for individuals, including directors and officers, under certain circumstances. Any failure to comply with the FCPA, the Bribery Act, or similar anti‑corruption laws in other jurisdictions could result in significant fines or penalties, restrictions on our business activities, reputational damage, and a material adverse effect on our business, financial condition, and results of operations.

Healthcare Reform

The Protecting Access to Medicare Act of 2014 (“PAMA”) substantially revised the methodology used by the Centers for Medicare & Medicaid Services (“CMS”) to establish payment rates for clinical diagnostic laboratory tests under the Medicare Clinical Laboratory Fee Schedule (“CLFS”). PAMA requires certain “applicable laboratories” to report private payor payment rates and associated test volumes to CMS. CMS uses this data to calculate Medicare reimbursement rates based on a volume‑weighted median of reported private payor rates.

Since its enactment, implementation of PAMA has been repeatedly delayed, modified, or partially suspended through subsequent legislation, and Congress has intervened multiple times to delay data reporting requirements, adjust applicable data collection periods, and limit annual payment reductions. As a result, Medicare reimbursement rates under the CLFS have not consistently reflected current private market pricing. Most recently, Congress has delayed full implementation of new reporting cycles and limited the magnitude of annual payment reductions, including applying temporary caps and zero‑percent reduction years. Nevertheless, beginning in future payment years, PAMA‑related rate reductions of up to 15% per year may resume, subject to further legislative action. As a result, future Medicare reimbursement levels under the CLFS remain uncertain and could be materially reduced.

In addition to PAMA, other federal healthcare laws enacted in recent years have affected, or may continue to affect, Medicare reimbursement for clinical laboratory services. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “Affordable Care Act”), included provisions that reduced the annual update factor used to adjust CLFS payment rates for inflation and imposed additional productivity adjustments, which together have the effect of constraining or reducing reimbursement over time. The Affordable Care Act also promoted initiatives to revise Medicare payment methodologies, including alternative payment models, bundling of payments, and increased emphasis on quality and efficiency metrics.

The Budget Control Act of 2011 implemented mandatory, across‑the‑board federal spending reductions, including a sequestration mechanism that reduced Medicare payments to providers by 2%. Although sequestration was temporarily suspended or reduced during the COVID‑19 public health emergency, the full 2% Medicare sequestration reduction is currently in effect and, as amended by subsequent legislation, is scheduled to remain in effect through at least fiscal year 2032 unless further congressional action is taken.

In addition, the Middle Class Tax Relief and Job Creation Act of 2012 implemented a one‑time reduction to CLFS payment rates and rebased payments at the reduced level for subsequent years. The American Taxpayer Relief Act of 2012 further expanded the government’s ability to recover overpayments by extending the statute of limitations for Medicare overpayment recovery actions from three to five years.

Taken together, these statutes and related regulatory actions have resulted in sustained downward pressure on Medicare reimbursement for laboratory testing and increased administrative and reporting obligations. Future legislative or regulatory changes, including further implementation of PAMA, modifications to sequestration, or changes to payment methodologies, could result in additional reductions in Medicare reimbursement, increased compliance costs, or operational burdens. Any such developments could materially adversely affect our revenues, results of operations, and cash flows.

State and Federal Privacy and Security Laws

The federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”), and the regulations promulgated thereunder by the U.S. Department of Health and Human Services (“HHS”), establish comprehensive requirements governing the privacy, security, and breach notification of individually identifiable health information, known as protected health information (“PHI”). HIPAA applies to healthcare providers, including clinical laboratories such as our reference laboratory, health plans, and healthcare clearinghouses (collectively, “covered entities”), as well as to certain service providers acting on behalf of covered entities (“business associates”).

HIPAA’s Privacy Rule regulates the use and disclosure of PHI, including limitations on permissible disclosures and requirements for patient rights, such as access, amendment, and accounting of disclosures. HIPAA also establishes standards for electronic healthcare transactions, including the required data content, code sets, and formats for certain administrative and financial transactions, as well as standard identifiers for health plans, healthcare providers, and employers. In addition, individuals (or their personal representatives, as applicable) have the right to access completed laboratory test reports directly from laboratories, and to direct laboratories to transmit copies of such reports to designated persons or entities, subject to certain exceptions.

HIPAA’s Security Rule imposes administrative, physical, and technical safeguards to protect the confidentiality, integrity, and availability of electronic PHI. The HIPAA Breach Notification Rule requires covered entities and business associates to notify affected individuals without unreasonable delay following a breach of unsecured PHI, and to notify HHS’s Office for Civil Rights (“OCR”). In the case of breaches affecting 500 or more individuals in a single jurisdiction, notice to prominent media outlets may also be required. Business associates are directly liable for compliance with applicable HIPAA requirements, and covered entities may also be held liable for violations by their business associates in certain circumstances, including where an agency relationship exists. OCR enforces HIPAA through investigations, compliance reviews, audits, and the imposition of corrective action plans and civil monetary penalties. HIPAA also authorizes state attorneys general to bring civil actions on behalf of state residents for certain HIPAA violations.

In addition to HIPAA, numerous state laws and regulations govern the privacy, confidentiality, and security of health information and other personal information, including state medical privacy laws, consumer data protection statutes, breach notification laws, and cybersecurity requirements. In many cases, these state laws impose requirements that are more stringent than, or differ from, HIPAA, including shorter breach notification timelines, broader definitions of protected data, or enhanced rights for individuals. To the extent these laws apply to our operations or to individuals whose information we process, we may be subject to additional compliance obligations and heightened liability.

We are also subject to other federal privacy and data protection laws outside of HIPAA. For example, the Federal Trade Commission (“FTC”) uses its consumer protection authority to bring enforcement actions against companies for unfair or deceptive acts or practices relating to the collection, use, or disclosure of personal information, including health‑related information that may fall outside HIPAA’s scope. The FTC has also enforced its Health Breach Notification Rule and the Children’s Online Privacy Protection Act (“COPPA”) against companies that fail to comply with applicable requirements. Our handling of personal information is also governed by our published privacy policies, notices, and contractual commitments, which may create additional compliance obligations.

The legal and regulatory landscape governing the privacy and security of health information and other personal information is complex and continues to evolve rapidly at the federal, state, and international levels. New laws, regulations, guidance, and enforcement priorities are regularly introduced, and existing requirements are frequently amended or reinterpreted. We cannot assure that we are, or will remain, fully compliant with all applicable privacy and security requirements in every jurisdiction in which we operate, process personal information, or have patients or customers, or that the cost of compliance with new or changing requirements will not be significant. Any failure or perceived failure to comply with privacy and data security obligations could result in regulatory investigations, enforcement actions, fines, civil litigation, contractual liability, reputational harm, loss of customer trust, and reduced demand for our services, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Federal and State Anti-Kickback Laws

The federal Anti‑Kickback Statute (“AKS”) makes it a criminal offense for any person or entity, including a clinical laboratory, to knowingly and willfully offer, pay, solicit, or receive any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward the referral of an individual, or the purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order, of any item or service for which payment may be made, in whole or in part, under a federal healthcare program, including Medicare and Medicaid. Courts have interpreted the AKS broadly and have held that a violation may occur if even one purpose of the remuneration is to induce referrals or other business reimbursable by a federal healthcare program, regardless of whether the arrangement also serves legitimate business or clinical purposes. A person or entity need not have actual knowledge of the AKS or specific intent to violate the statute to be found liable.

The term “remuneration” is broadly defined and interpreted to include anything of value, such as cash payments, gifts, discounts, rebates, free or below‑market goods or services, equipment or supplies, credit arrangements, waivers of co-payments or other charges, ownership or investment interests, or other forms of financial or non‑financial benefit. As a result, the AKS prohibits many commercial arrangements that would otherwise be lawful in non‑healthcare industries.

Recognizing that the AKS could potentially prohibit benign or beneficial arrangements, the HHS has promulgated a series of regulatory safe harbors that protect certain types of arrangements from enforcement if all applicable requirements are strictly met. Compliance with an applicable safe harbor provides protection from criminal and civil liability under the AKS for the conduct covered by the safe harbor. However, failure to satisfy a safe harbor does not render an arrangement per se unlawful; rather, arrangements that fall outside safe harbors are evaluated based on the totality of the facts and circumstances to determine whether unlawful intent is present.

Penalties for violations of the AKS are severe and may include criminal fines, imprisonment, civil monetary penalties, mandatory exclusion from participation in federal healthcare programs, and the imposition of compliance obligations. Federal and state enforcement authorities actively scrutinize financial and other arrangements between healthcare providers, suppliers, laboratories, and actual or potential referral sources to determine whether such arrangements improperly induce referrals or the ordering or use of particular products or services.

Violations of the AKS may also form the basis for liability under the federal False Claims Act (“FCA”), on the theory that claims submitted in violation of the AKS are false or fraudulent. FCA liability may result in treble damages, substantial statutory penalties on a per‑claim basis, and qui tam actions brought by whistleblowers, in addition to criminal penalties, civil monetary penalties, and exclusion from federal healthcare programs.

Enforcement authorities, courts, and legislators have demonstrated a willingness to look beyond the formal structure or stated intent of an arrangement to assess its practical effect and underlying purpose, including whether compensation or benefits provided to referral sources are consistent with fair market value and commercially reasonable arrangements absent referrals.

In addition to federal law, many states have enacted anti‑kickback, fee‑splitting, self‑referral, or patient brokering laws that are similar to, or broader than, the federal AKS. Some of these state laws apply to healthcare items or services reimbursed by private payors as well as government programs and may impose liability on parties that would not be subject to the federal statute. There can be no assurance that our relationships with physicians, hospitals, clinical laboratories, distributors, or other customers or business partners will not be subject to investigation, challenge, or enforcement under federal or state anti‑kickback or related laws. Any such actions could result in significant penalties, operational restrictions, reputational harm, and adverse effects on our business, financial condition, and results of operations.

Physician Self-Referral Prohibitions

In addition to the AKS, physicians and clinical laboratories are subject to the federal physician self‑referral law, commonly known as the “Stark Law.” The Stark Law generally prohibits physicians from referring Medicare patients for certain designated health services (“DHS”), including clinical laboratory services, to an entity with which the physician, or an immediate family member of the physician, has a financial relationship, unless an applicable statutory or regulatory exception applies. Financial relationships under the Stark Law include both ownership or investment interests and compensation arrangements.

The Stark Law also prohibits the entity furnishing DHS—such as a clinical laboratory—from submitting claims to Medicare (or to Medicaid, in certain circumstances) for services furnished pursuant to a prohibited referral. Claims submitted in violation of the Stark Law are not payable, and any amounts collected for such claims must be refunded. A person or entity may also be subject to civil monetary penalties for entering into or maintaining arrangements or schemes that have the effect of circumventing the Stark Law’s prohibitions.

The Stark Law is a strict liability statute, meaning that proof of intent is not required to establish a violation. Accordingly, if a physician has a financial relationship with a laboratory and no Stark Law exception applies, referrals by that physician for Medicare‑reimbursable laboratory services are prohibited, regardless of the parties’ intent or whether the arrangement would otherwise be considered reasonable or commercially appropriate. This differs from the Anti‑Kickback Statute, which requires proof of knowing and willful conduct.

The Stark Law includes numerous exceptions that permit certain financial relationships and referral arrangements, provided that all applicable requirements of the exception are fully satisfied. These exceptions are highly technical and prescriptive, and failure to meet even a single condition of an applicable exception will result in prohibited referrals and potential liability. Unlike the Anti‑Kickback Statute’s regulatory safe harbors, Stark Law exceptions are mandatory rather than voluntary; arrangements that do not meet an exception are prohibited by law.

Violations of the Stark Law may result in denial of payment, required refunds of amounts collected, civil monetary penalties, assessments of up to three times the amount claimed, and exclusion from participation in federal healthcare programs. Stark Law violations may also form the basis for liability under the federal False Claims Act if claims arising from prohibited referrals are knowingly submitted for payment.

In addition to federal law, many states have enacted physician self‑referral, fee‑splitting, or similar laws that apply to a broader range of healthcare items and services and may extend beyond Medicare and Medicaid to services reimbursed by private payors or self‑pay patients. Some state laws impose more restrictive requirements or fewer exceptions than the Stark Law. As a result, our relationships with physicians, hospitals, laboratories, and other healthcare providers may be subject to scrutiny or enforcement under both federal and state self‑referral laws. Any violation or alleged violation could result in significant penalties, repayment obligations, reputational harm, and adverse effects on our business, financial condition, and results of operations.

Civil Monetary Penalties Law

The federal Civil Monetary Penalties Law (“CMPL”) authorizes the U.S. Department of Health and Human Services Office of Inspector General (“HHS‑OIG”) to impose civil monetary penalties, assessments, and program exclusion for a wide range of conduct involving federal healthcare programs, including Medicare and Medicaid. Among other things, the CMPL prohibits any person or entity from offering or transferring remuneration, directly or indirectly, to a Medicare or Medicaid beneficiary if the person knows or should know that the remuneration is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of items or services reimbursable by a federal or state healthcare program. “Remuneration” is broadly defined and includes, among other things, cash, gifts, free or discounted items or services, waivers of cost‑sharing obligations, and other items of value, subject to limited statutory exceptions and regulatory safe harbors.

In addition to beneficiary inducements, the CMPL also applies to other forms of prohibited conduct, including the submission of claims for services that are not medically necessary or not provided as claimed, violations relating to inducements to reduce or limit services, and other conduct specified by statute. Violations of the CMPL may result in significant civil monetary penalties assessed on a per‑violation basis, exclusion from participation in federal healthcare programs, and assessments of up to three times the amount claimed or received for the items or services at issue. CMPL enforcement actions may be pursued independently or in conjunction with actions under other federal healthcare fraud and abuse laws, and any such actions could have a material adverse effect on our business, financial condition, and results of operations.

Federal Physician Payment Sunshine Act

The federal Physician Payments Sunshine Act, enacted as part of the Affordable Care Act, and its implementing regulations (collectively, the “Sunshine Act”), require certain manufacturers of drugs, biological products, medical devices, and medical supplies that are covered by Medicare, Medicaid, or the Children’s Health Insurance Program to collect and annually report to the Centers for Medicare & Medicaid Services (“CMS”) information regarding payments or other transfers of value made to U.S. physicians and U.S. teaching hospitals. Reportable transfers of value include, among other things, consulting fees, honoraria, gifts, meals, travel, research funding, grants, charitable contributions, ownership or investment interests, and other items of value, subject to limited exclusions and reporting thresholds. Reported data is published by CMS through its Open Payments program and made publicly available.

Sunshine Act reporting requirements were expanded beginning with the 2021 data collection year to include reporting of payments and other transfers of value made to certain non‑physician healthcare professionals, including physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, and certified nurse‑midwives. As a result, manufacturers subject to the Sunshine Act are now required to track and report a significantly broader set of financial interactions with healthcare professionals.

Failure to timely, accurately, and completely report required information under the Sunshine Act may result in civil monetary penalties, which may be imposed on a per‑violation basis and are increased for knowing failures to report or for intentional misreporting. In addition to financial penalties, enforcement actions or public reporting inaccuracies may result in reputational harm and increased scrutiny by regulators, healthcare providers, and the public.

In addition to federal requirements, certain states have enacted laws and regulations governing the reporting, disclosure, or restriction of payments and other transfers of value to healthcare professionals and healthcare entities. Some state laws impose marketing restrictions, gift bans, or price transparency obligations, require the adoption of formal compliance programs, or mandate disclosure of payments to a broader range of recipients than required under federal law. These state requirements may differ from, or be more stringent than, the Sunshine Act and may apply regardless of whether the payments are related to products reimbursed by federal healthcare programs.

The need to implement and maintain compliance systems that address varying and evolving federal and state transparency, reporting, and marketing requirements increases the operational burden and the risk of inadvertent or perceived non‑compliance. Any failure to comply with applicable Sunshine Act or state transparency requirements could result in fines, penalties, regulatory scrutiny, reputational harm, and adverse effects on our business, financial condition, and results of operations.

Other Federal and State Fraud and Abuse Laws

In addition to the laws discussed above, our business is subject to a variety of other federal and state healthcare fraud and abuse laws. For example, provisions of the Social Security Act authorize the U.S. Department of Health and Human Services (“HHS”) to exclude from participation in Medicare and Medicaid any entity that submits claims for payment that are substantially in excess of its usual charges for comparable services. The terms “usual charges” and “substantially in excess” are not precisely defined by statute and are subject to interpretation through regulations, guidance, and enforcement actions, creating compliance uncertainty.

HIPAA also established several federal criminal healthcare fraud statutes. These laws prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program, including private third‑party payors, or to obtain money or property owned by, or under the custody or control of, a healthcare benefit program by means of false or fraudulent pretenses, representations, or promises. HIPAA further prohibits knowingly and willfully falsifying, concealing, or covering up a material fact, or making materially false, fictitious, or fraudulent statements or representations, in connection with the delivery of or payment for healthcare benefits, items, or services. As with the Anti‑Kickback Statute, a violation may be established without proof that a person had actual knowledge of the statute itself or specific intent to violate it.

Violations of these healthcare fraud statutes are felonies and may result in substantial criminal fines, imprisonment, civil monetary penalties, and exclusion from participation in federal healthcare programs. Many states have enacted similar healthcare fraud statutes that apply to services reimbursed by both governmental and private payors and that carry significant civil and criminal penalties.

The federal False Claims Act (“FCA”) further prohibits any person from knowingly submitting, or causing to be submitted, false or fraudulent claims for payment to the federal government, making or using false records or statements material to a false or fraudulent claim, or knowingly retaining an overpayment owed to the federal government. Conduct that violates other federal healthcare laws, including the Anti‑Kickback Statute or the Stark Law, may also give rise to liability under the FCA. The FCA’s “qui tam” provisions permit private individuals, known as relators or whistleblowers, to bring actions on behalf of the government. These actions are initially filed under seal, and defendants may not be aware of the existence of such actions for a substantial period of time. If the government or the relator ultimately prevails, the relator may receive a percentage of the recovery.

Violations of the FCA may result in treble damages, substantial civil penalties assessed on a per‑claim basis, exclusion from participation in federal healthcare programs, and, in certain circumstances, criminal sanctions. In addition, many states have adopted comparable false claims statutes, some of which apply to claims submitted to private payors as well as to state healthcare programs.

Finally, the Affordable Care Act (“ACA”) expanded federal enforcement tools and reporting obligations applicable to healthcare manufacturers. Among other things, the ACA imposed federal transparency and reporting requirements on manufacturers of certain drugs, biological products, and medical devices for payments and other transfers of value provided to physicians, teaching hospitals, and certain other healthcare professionals, as well as for ownership and investment interests held by physicians and their immediate family members. These requirements add to the complexity of the regulatory environment in which we operate.

Collectively, these federal and state fraud and abuse laws are complex, often interrelated, and subject to evolving interpretation and enforcement. Any failure, or alleged failure, to comply with these laws could result in significant penalties, repayment obligations, exclusion from government healthcare programs, reputational harm, and adverse effects on our business, financial condition, and results of operations.

New York Laboratory Licensing

Because our reference laboratory receives specimens originating from New York State, our laboratory is subject to licensure and regulation under New York State laws and regulations administered by the New York State Department of Health, including its Clinical Laboratory Evaluation Program (“CLEP”). New York’s laboratory licensing requirements apply to both in‑state and out‑of‑state laboratories that accept specimens from New York, and they impose some of the most comprehensive and stringent laboratory oversight requirements in the United States.

New York licensure standards govern, among other things:

•          the day‑to‑day operation and management of a clinical laboratory, including required qualifications, training, and supervision of laboratory personnel;

•          physical plant, facility, and safety requirements;

•          laboratory instrumentation, equipment maintenance, and calibration; and

•          validation, quality control, quality assurance, and record keeping requirements.

New York law also requires laboratories licensed by the state to participate in approved proficiency testing programs for each test performed, regardless of the laboratory’s physical location. In addition, New York generally requires state review and approval of laboratory‑developed tests (“LDTs”) before such tests may be offered to New York residents, which may involve submission of validation data and ongoing compliance obligations.

If a laboratory fails to comply with applicable New York statutory or regulatory requirements, the New York State Department of Health has broad enforcement authority, including the power to suspend, limit, revoke, or annul a laboratory’s license; impose conditions or corrective action requirements; issue citations or censures; and assess civil monetary penalties. Certain violations may also expose the laboratory operator or responsible individuals to criminal liability under New York law, including misdemeanor charges. Any loss, suspension, or limitation of our New York laboratory license, or failure to obtain required approvals for testing, could materially impair our ability to receive specimens from New York and could have an adverse effect on our business. We cannot assure that we will remain in continuous compliance with all applicable New York laboratory requirements at all times.

Other States' Laboratory Licensing

In addition to New York, a number of other states, including California, Florida, Maryland, Pennsylvania, and Rhode Island, require out‑of‑state laboratories to obtain state licensure, registration, or permits under certain circumstances in order to accept specimens originating from those states. These requirements vary by state and may depend on factors such as the type of testing performed, the source of specimens, and whether testing is performed for clinical or diagnostic purposes.

Other states may currently have, or may adopt in the future, similar licensure or registration requirements for out‑of‑state clinical laboratories. State laboratory licensing and regulatory requirements are subject to change and may become more restrictive over time. Failure to obtain or maintain required state licenses, registrations, or approvals could result in enforcement actions, penalties, or restrictions on our ability to perform testing for patients or providers in those jurisdictions, which could adversely affect our business, financial condition, and results of operations.

Regulation outside the United States

The distribution and sale of Trinity Biotech’s products outside the United States are subject to extensive regulation by foreign governmental authorities. Each country has its own regulatory framework governing product approval, clearance, certification, and post‑market oversight, and these requirements vary significantly by jurisdiction. Compliance with foreign regulatory regimes may require substantial time, financial resources, and management attention, and in many cases regulatory approval or authorization must be obtained prior to commercialization.

In addition to product approval requirements, we are subject to foreign regulations governing quality systems, manufacturing, clinical investigations, marketing and promotional practices, vigilance and post‑market surveillance, and interactions with healthcare professionals. In certain jurisdictions, we may also be required to obtain product‑specific approvals, prequalification, or endorsements from local regulatory authorities or international public health organizations, such as the World Health Organization (“WHO”), including WHO Prequalification where required by public sector or donor‑funded procurement programs. Regulatory approval processes and timelines vary widely, and in some jurisdictions may take significantly longer than corresponding U.S. Food and Drug Administration review and clearance processes. As a result, we generally pursue regulatory approvals only in those countries or regions where we believe there is a meaningful commercial opportunity.

Quality System Standards

Outside the United States, many regulatory authorities require medical device and in vitro diagnostic manufacturers to maintain a certified quality management system. ISO 13485 is the internationally recognized standard for quality management systems applicable to medical devices and in vitro diagnostic products. ISO 13485 certification indicates that a manufacturer’s quality system complies with international standards governing activities across the product lifecycle, including design and development, manufacturing, storage, installation, servicing, and distribution. While ISO certification does not itself constitute regulatory approval, it is often a prerequisite for obtaining product approvals or certifications in many jurisdictions, including the European Union.

European Union – In Vitro Diagnostic Medical Devices

In the European Union (“EU”), in vitro diagnostic medical devices (“IVDs”) are regulated under the In Vitro Diagnostic Medical Device Regulation (Regulation (EU) 2017/746) (“IVDR”), which replaced the former IVD Directive. The IVDR establishes a risk‑based classification system consisting of four classes (Class A, B, C, and D), reflecting increasing levels of risk to patients and public health.

Under the IVDR, most IVDs—including all Class B, C, and D devices—require conformity assessment by an independent conformity assessment body known as a Notified Body before the manufacturer may affix the CE marking and place the product on the EU market. Class A non‑sterile devices may be self‑certified by the manufacturer. The IVDR imposes significantly more stringent requirements than the prior regulatory framework, including expanded requirements for clinical evidence, performance evaluation, post‑market surveillance, vigilance, and traceability. Compliance with the IVDR has increased regulatory complexity, costs, and timelines, and failure to obtain or maintain required certifications could restrict or prevent market access in the EU.

European Union – Medical Devices

Medical devices (other than IVDs) are regulated in the EU under the Medical Device Regulation (Regulation (EU) 2017/745) (“MDR”). The MDR establishes a risk‑based classification system for medical devices and requires manufacturers to demonstrate conformity with applicable general safety and performance requirements. Except for certain low‑risk devices, conformity assessment by a Notified Body is required prior to CE marking. Depending on device classification and risk, manufacturers may be required to submit a design dossier or technical documentation for review and approval, conduct clinical evaluations or investigations, and implement robust post‑market surveillance systems.

Regulatory Requirements Outside the EU

Outside the United States and the European Union, regulatory requirements for medical devices and in vitro diagnostics vary significantly by country and region. Some jurisdictions rely on approvals or certifications from recognized reference regulators, while others require country‑specific product registrations, local clinical data, or in‑country representation. Regulatory frameworks in emerging markets may be less predictable, subject to change, or inconsistently applied. Changes in foreign regulatory requirements, delays in approval processes, or the imposition of new or more stringent standards could adversely affect our ability to commercialize products in those markets.

There can be no assurance that future changes in foreign laws or regulations will not have a material adverse effect on Trinity Biotech’s business, financial condition, or results of operations. There can also be no assurance that we will obtain or maintain foreign regulatory approvals on a timely basis, or at all.

Data Protection and Privacy – European Union

In addition to product regulation, our operations in the EU are subject to the General Data Protection Regulation (“GDPR”), which governs the processing of personal data relating to individuals in the EU. The GDPR establishes strict requirements for lawful, fair, and transparent data processing; purpose limitation; data minimization; accuracy; storage limitation; and data security and confidentiality. It also grants individuals enhanced rights with respect to their personal data, including rights of access, rectification, erasure, restriction of processing, and data portability, and imposes stringent breach notification requirements.

Organizations that fail to comply with the GDPR may be subject to significant administrative fines of up to €20 million or 4% of total worldwide annual turnover, whichever is higher, as well as corrective orders, audits, and reputational harm. Trinity Biotech has appointed a Data Protection Officer (“DPO”) to oversee and coordinate GDPR compliance efforts. However, given the evolving interpretation and enforcement of the GDPR, there can be no assurance that we will not be subject to enforcement actions or penalties related to data protection or privacy compliance.

Environmental Regulation

The design, development, manufacturing, and distribution of our products may involve the use, storage, handling, and disposal of chemicals and other materials that are potentially hazardous to human health and the environment. As a result, our operations are subject to a wide range of environmental, health, and safety laws and regulations at the international, federal, state, and local levels in the jurisdictions in which we operate or conduct business. These laws and regulations govern, among other things, chemical management, emissions to air and water, waste generation and disposal, worker safety, accident prevention, and remediation of contamination.

In the United States, our operations are subject to environmental laws and regulations administered primarily by the U.S. Environmental Protection Agency (“EPA”) and corresponding state and local authorities. These include, among others, the Toxic Substances Control Act (“TSCA”), which regulates the manufacture, importation, processing, distribution, use, and disposal of chemical substances, and the Pollution Prevention Act, which promotes source reduction and environmentally sound practices. Additional federal and state laws may apply to hazardous waste handling, storage, transportation, and disposal, as well as to releases of regulated substances.

In the European Union (“EU”), environmental protection is a core policy objective reflected in Articles 11 and 191 through 193 of the Treaty on the Functioning of the European Union (“TFEU”). EU environmental regulation includes a comprehensive framework governing chemicals, waste, emissions, and environmental management. In particular, the Regulation on the Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”) is the primary EU legislation governing chemical substances and is designed to protect human health and the environment from risks arising from chemicals. REACH imposes extensive obligations on manufacturers and importers of substances, including registration, risk assessment, supply‑chain communication, and, in some cases, authorization or restriction of certain substances. Other EU laws, such as those governing waste electrical and electronic equipment, hazardous waste, industrial emissions, and packaging and recycling, may also apply to our operations.

Failure to comply with applicable environmental laws and regulations could result in a range of enforcement actions, including fines, penalties, injunctions, remediation obligations, restrictions on operations, suspension or revocation of permits, and potential civil or criminal liability. In addition, environmental non‑compliance or incidents could lead to adverse publicity, reputational harm, and increased scrutiny from regulators and other stakeholders, which could adversely affect our business, financial condition, and results of operations.

Our facility in Bray, Ireland, is certified to ISO 14001, the internationally recognized standard for environmental management systems (“EMS”). ISO 14001 certification indicates that a facility has implemented a structured framework for identifying and managing environmental risks, ensuring compliance with applicable environmental legal requirements, improving resource efficiency, managing waste, and monitoring and enhancing environmental performance on a continual basis. We use our EMS to mitigate environmental risk, reduce our environmental footprint, and support compliance with applicable environmental laws and regulations. However, ISO certification does not eliminate the risk of non‑compliance or assure that future changes in environmental laws or enforcement practices will not impose additional costs or operational constraints.

Environmental laws and regulations continue to evolve globally, often becoming more stringent and more complex over time. Changes in environmental standards, regulatory interpretations, enforcement priorities, or sustainability expectations could require us to make additional capital investments, modify manufacturing processes, or incur increased operating and compliance costs. There can be no assurance that future environmental requirements will not have a material adverse effect on our business, financial condition, or results of operations.

C.	Organizational Structure

Please refer to Note 32 to our audited consolidated financial statements (“Group Undertakings”) included elsewhere in this Annual Report for a listing of our significant subsidiaries, including name, country of incorporation, and proportion of ownership interest.

D.	Property, Plants and Equipment

Our headquarters, manufacturing and research and development facilities, as well as our sales offices, are located in Bray, Ireland. We have entered into a number of related‑party transactions with JRJ Investments (“JRJ”), a partnership owned by Mr Ronan O’Caoimh, a director of the Company, and a former director, Dr Jim Walsh who resigned in September 2025, as well as directly with Mr O’Caoimh, to provide premises in Bray, Ireland

We entered into an agreement for a 25-year lease with JRJ effective from December 2003 for 15,780 square feet of offices at an annual rent of €381,000 (US$448,000).

In 2007, we entered into a 25-year lease agreement with JRJ for a 43,860 square foot manufacturing facility in Bray, Ireland with an annual rent of €787,000 (US$925,000). Subsequent to the signing of this lease, the ownership of the building transferred from JRJ to Mr O’Caoimh solely. A rent review for this property became effective 1 July 2022 and, following an independent valuation, the annual rent increased to €1,050,000 (US$1,234,000)., with backdated rent accruing from that date. Included within overhead costs in cost of sales in 2024 is an amount of $659,000 in respect of backdated rent.

In 2016, we entered into a 10-year lease with Mr. O’Caoimh for a warehouse adjacent to our leased manufacturing facility in Bray, Ireland. The warehouse is 16,000 square feet with an annual rent of €144,000 (US$169,000). A rent review for this property became effective 1 July 2021 and, following an independent valuation, the annual rent increased to €170,560 (US$200,400), with backdated rent accruing from that date. Included within overhead costs in cost of sales in 2024 is an amount of $93,000 in respect of backdated rent. The lease concludes in July 2026 and we intend to exit the premises at that time.

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

Trinity Biotech, Inc. operates from a 25,610 square foot FDA registered facility in Jamestown, New York. The facility was purchased in 1994. Additional warehousing space is rented in Jamestown, New York at an annual rental charge of US$221,000. This lease has recently been renewed effective 1 July 2025 for five (5) additional one-year rental periods.

TRIB Biosensors Inc. operates from a 26,000 square foot facility in Wilsonville, Oregon. We took over the lease for this facility in January 2024 as part of the Waveform transaction. The lease term was extended to December 2027 with an annual rent of US$363,000.

Primus Corp. operates from two leased facilities in Kansas. One facility comprises 39,000 square feet under a lease with Livers. We have issued a 12‑month termination notice on this lease, and it will cease on January 6, 2027. The current annual rent is US$237,252. The second facility comprises 13,500 square feet, used mainly for warehousing, and is leased until March 31, 2027 with annual rent of US$66,000.

Immco operates from a 31,731 square foot facility in Buffalo, New York. The lease for the site expires in 2034. The annual rent for the facility is US$428,000. An additional 5,120 square foot facility is owned by Trinity Biotech in Burlington, Canada.

Trinity Biotech Brazil operates from office, factory space and warehouse which are leased in Sao Paulo, Brazil and Extrema, Brazil. The leases on these properties have an annual cost of US$18,000, US$58,000 and US$75,000 respectively.

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

The following are the facilities where the Group currently manufactures products:

Bray, Ireland - Point-of-Care/HIV and Clinical Chemistry products were manufactured at this site during 2024. During 2025, the site continued to perform certain manufacturing processes related to HIV products, while significant aspects of the manufacturing process for these HIV products were transferred to a contract manufacturing partner in Q2 2025 and Q3 2025 following receipt of regulatory clearances. Clinical Chemistry products continue to be manufactured in Bray. In 2025, certain manufacturing processes related to haemoglobin products began at this site.

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

Buffalo, New York - this site operates as the Group’s reference laboratory. This site previously manufactured autoimmune test kits along with its reference laboratory business. In early 2025, consistent with our strategic focus on operational consolidation, significant aspects of the manufacturing processes were transitioned to other Group sites.

Extrema, Brazil - this site is responsible for the manufacture of certain haemoglobin products sold in Brazil. During 2025, the site also commenced certain haemoglobin manufacturing processes for the Group’s global markets, as production previously undertaken in Kansas City was transitioned to other facilities.

We are in material compliance with all environmental legislation, regulations and rules applicable in each jurisdiction in which we operate.

Principal Capital Expenditure and Divestitures

Our principal capital expenditure in the last three financial years has been on developing new products internally. The amount capitalized for development projects has been US$6.1 million, US$8.6 million, US$1.8 million, for years ended December 31, 2025, 2024 and 2023 respectively. In 2026, we expect the capital expenditure on development projects will be in the range US$15 million to US$25 million, primarily driven by the advancement of our CGM and biosensor technologies and the advancement of a screening test for preeclampsia risk.

Item 4A.	Unresolved Staff Comments

Not applicable

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Overview

We are a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. We develop, acquire, manufacture and market diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intend to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. We sell our products directly in the United States and Brazil and to an extent in the United Kingdom, Germany and France and through a network of international distributors and strategic partners in approximately 100 countries worldwide. This discussion covers the three years ended December 31, 2025 and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Trinity Biotech, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

Trinity Biotech is a foreign private issuer and our financial statements have been prepared in accordance with IFRS as issued by the IASB.

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

The comparability of our financial results for the years ended December 31, 2025 and 2024 were impacted by impairment losses as a result of impairment reviews during the years ended December 31, 2025 and 2024 (See Item 18, Note 12) and also as a result of transformation costs and other once-off / exceptional costs (see Note 5) incurred in 2024 and 2025.

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

As reflected in the accompanying consolidated financial statements, for the years ended December 31, 2025 and 2024, the Group recorded a loss of US$37.4 million and a loss of US$31.8 million, respectively. For the year ended December 31, 2025 we reported cash outflows of US$0.1 million compared to cash inflows of US$1.7 million for 2024. As of December 31, 2025, we had net current liabilities of US$105.3 million but had an accumulated deficit in equity attributable to the equity holders of the Company of US$72.0 million.

We have made significant progress on a multi‑year transformation plan aimed at improving profitability and simplifying our operating model. During 2024 and 2025, the Group substantially executed this programme, including the consolidation and outsourcing of global manufacturing operations, the closure of underutilised facilities, the transition of production to third‑party manufacturing partners, the relocation of selected business support functions to lower‑cost jurisdictions, and a reduction in overall headcount. These actions have materially reduced the Group’s fixed cost base and simplified its operational footprint, and the majority of the related transformation activities were completed during 2025. As a result, the Group has entered 2026 with a leaner operating model and a materially lower underlying cost structure. In addition, the Group retains further levers to manage liquidity if required, including the ability to defer, phase or reprioritise discretionary research and development expenditure.

Management has prepared detailed cash flow forecasts covering a period of at least 12 months from the year end date. These forecasts incorporate the Group’s current operating performance, committed cost reduction measures, known financing arrangements and include assumptions regarding the availability of additional equity financing consistent with the Group’s recent capital raising activities and disclosures.

The Group continues to benefit from strong support from Perceptive, its principal lender. Under the current credit agreement, the contractual maturity of the Term Loan is January 15, 2027, and there are no scheduled principal repayments prior to this date. On April 30, 2026, the Group entered into a third amendment to the Credit Agreement with Perceptive which provided for an additional US$2.5 million term loan borrowing and limited waivers in respect of certain financial covenants. In February 2026, Perceptive agreed that 50% of the cash interest due would be paid as PIK interest, and in March 2026 and April 2026, Perceptive agreed that 100% of the cash interest due would be paid as PIK interest. These arrangements have been reflected in management’s cash flow forecasts.

The Group breached the minimum revenue covenant under the facility for the quarter ended December 31, 2025. The covenant breach primarily reflected timing‑related variability in HIV revenues, including the timing of the scale‑up of the Group’s outsourced and offshored manufacturing model. These factors affected the timing of shipments and revenue recognition between reporting periods, rather than indicating a deterioration in underlying demand. As part of the third amendment, Perceptive provided a waiver in respect of this breach. In addition, the Group received specific waivers and deferrals in respect of compliance with certain financial covenants applicable to covenant measurement periods occurring after year‑end. In forming its going concern assessment, management has considered the contractual terms of the facility as amended, including the agreed waivers and deferrals. Management’s cash flow forecasts, which incorporate the terms of the Credit Agreement as amended, demonstrate that the Group is able to meet its obligations under the Perceptive facility throughout the going concern review period, including compliance with the amended financial covenants. The forecasts also assume a reduction in debt service obligations through the partial equitisation of the Perceptive Term Loan during the forecast period. Under the Credit Agreement, the Group is required to maintain a minimum unrestricted cash balance of US$3.0 million from July 1, 2026. Based on the forecasts, management remains confident in the Group’s ability to meet its obligations under the Perceptive facility throughout the going concern review period

The Group’s going concern forecasts also include the assumption of equity funding, primarily through the issuance of ordinary shares under existing capital raising arrangements. Such funding is expected to support ongoing operations and continued investment in the Group’s CGM development program. While equity funding is subject to market conditions, the Group has an established track record of raising capital and maintains active engagement with investors.

In preparing these forecasts, management has taken into account the discretionary nature of certain expenditure, including investment in the Group’s CGM development programme, and has assumed that the timing and phasing of such expenditure will be aligned with available funding. Management therefore retains the ability to preserve liquidity, if required, while continuing to execute its strategic priorities without compromising covenant compliance.

The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments, including the ongoing support of its principal lender and the availability of equity funding. Based on this assessment, the directors believe that the Group has adequate resources to continue in operational existence for at least 12 months from the year end date, and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.

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

Year ended December 31, 2025 compared to the year ended December 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Strategic Repositioning and Transformation

Overview

During 2025, Trinity Biotech undertook a significant strategic repositioning of the Company, reflecting both structural changes in global healthcare markets and the Board and management’s assessment of the long‑term opportunities created by advances in sensor technology, artificial intelligence (“AI”) and digitally delivered healthcare.

This repositioning was executed alongside a multi-initiative comprehensive transformation of the Company’s existing diagnostics business, designed to materially improve financial performance, operational efficiency and capital discipline.

These actions were taken during a period of considerable external disruption, most notably a contraction and reprioritization of international funding for global health programs, including HIV‑focused initiatives, which materially impacted demand for certain of the Company’s legacy product lines during 2025. While this disruption affected near‑term revenues and operating performance, the Company believes these funding dynamics have since begun to stabilize, with demand showing clear signs of recovery entering 2026.

In addition, changes in international trade and tariff practices caused further disruption and uncertainty across supply chains with an increase in operating costs.  Management expects that given the current geopolitical environment, continued changes in this area should be expected. As such management continues to actively monitor the environment and has sought to restructure its supply chain and manufacturing locations so as to provide additional optionality with a view to mitigating the current and potential future impact of such changes, where commercially feasible.

Strategic Pivot Toward Digitally Delivered, AI‑Driven Healthcare

A central element of the Company’s 2025 repositioning was the continued development of its CGM+ program, which represents a strategic pivot beyond traditional in‑vitro diagnostics toward digitally enabled, AI‑driven healthcare solutions. CGM+ is being developed as an integrated continuous glucose monitoring and multimodal biosensing platform intended to support a broader metabolic intelligence offering, rather than a standalone hardware product.

Management believes that long‑term value creation in metabolic health will increasingly be driven by the ability to generate longitudinal, real‑world physiological data and translate that data into clinically actionable insights using AI and advanced analytics. The CGM+ program is designed to serve as a foundational layer within this ecosystem.

While CGM+ remains under development and has not yet been commercialized, the Company believes this strategy positions it to address emerging opportunities at the intersection of diabetes care, cardiometabolic disease and personalized medicine.

Transformation of the Existing Diagnostics Business

In parallel with the CGM+ development effort, Trinity Biotech significantly progressed its comprehensive transformation program for its existing diagnostics operations during 2025. This program is designed to address historical operating inefficiencies, improve cost structure and cash flow generation and reposition the legacy business to sustainably support investment in future growth initiatives.

Management views this transformation not as a short‑term cost‑reduction exercise, but as a structural reset aimed at delivering a step change in financial performance, including improved margins, reduced earnings volatility, and enhanced capital efficiency. In conjunction with this comprehensive transformation plan, the company continues to work with Barclay’s on its previously announced strategic review to examine the most appropriate opportunities for its existing business lines in terms of the company’s medium to long term strategic plan, product life-cycle stages, demand profile and capital structure optimization.

External Disruption and Market Environment

The strategic and operational changes undertaken in 2025 occurred against a backdrop of significant upheaval in the international funding landscape for global health programs. Funding disruptions and delays affecting major multilateral and government‑supported HIV initiatives led to reduced and deferred purchasing activity across parts of the diagnostics sector, including certain markets served by us, most notably rapid HIV products.

These conditions negatively impacted revenue and operating results in specific product categories during 2025, with resultant management decisions around cash-flow optimization having further implications for other parts of the business. However, management believes these effects were primarily driven by funding timing and reprioritization rather than underlying demand fundamentals. In the latter part of 2025 and entering 2026, the Company has observed improving ordering patterns and engagement from customers and partners, suggesting that funding flows and demand are beginning to normalize, albeit with increased levels of order timing and payment variability.

Management Perspective

Management believes that the actions taken in 2025 represent a deliberate and necessary repositioning of Trinity Biotech for the next phase of its evolution. While these initiatives involved near‑term disruption and execution risk, they were undertaken with the objective of aligning the Company with long‑term trends in digital health, AI‑enabled care, and value‑based healthcare delivery, while simultaneously strengthening the financial foundation of the core diagnostics business and providing strengthened opportunities for capital structure optimization to support further company evolution and position the company for long-term growth in a healthcare environment that is set to be further dominated by digital solutions underpinned by an increased need for data.

The Company will continue to evaluate its capital allocation, capital structure, investment pace and operational priorities as CGM+ advances through development.

Revenues – continuing operations

Our revenues from continuing operations for the year ended December 31, 2025 were US$43.8 million compared to revenues of US$61.6 million for the year ended December 31, 2024, which represents a decrease of US$17.8 million or 28.9%.

The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2025	2024
	US$’000	US$’000	% Change
Revenues – continuing operations
Clinical laboratory goods	31,678	39,372	(19.5)%
Clinical laboratory services	4,006	4,750	(15.7)%
Point-of-Care	8,101	17,433	(53.5)%

	43,785	61,555	(28.9)%

Clinical Laboratory Goods

Clinical Laboratory goods revenues decreased by US$7.7 million in 2025, which represents a decrease of 19.5%, primarily due to lower haemoglobin and infectious diseases product revenues.

Haemoglobin revenues fell from US$20.1 million in 2024 to US$16.9 million in 2025, partly due to deferred manufacturing during the transition of certain production processes out of our Kansas City facility as part of our comprehensive transformation plan. While production normalised under a new operating model and sales improved later in the year, full‑year revenues remained below the prior year. In addition, the Company is moving away from its relationship with one of its larger distributors with sales to that distributor falling during 2025, with expected further reductions in 2026. The Company has increased its sales and marketing resources in this area and is actively pursuing new distributor relationships that are more aligned with the Company’s strategic plans for its haemoglobin business.

We are now well positioned to capitalise on a more efficient, higher‑capacity manufacturing base for future growth, particularly in the diabetes care HbA1c testing sector. With rising global diabetes prevalence, we plan to continue investing in working capital to support the expansion of our haemoglobin laboratory systems business, including HbA1c systems. In parallel, we have introduced a new high‑capacity HbA1c column system in the U.S. and select international markets, designed to improve testing throughput and operational efficiency. We have also implemented strategic modifications to our instrumentation supply chain focused on cost reduction, improved reliability and lower service expenses, which we expect will support margin improvement and sustainable long‑term growth.

Infectious disease product revenues decreased from US$5.6 million in 2024 to US$3.8 million in 2025, primarily reflecting lower sales volumes in certain international markets. The largest fall in revenue was from a legacy international customer from which the company derived particularly low margins. The Company is focused on reducing complexity and focusing on higher margin business.

Clinical Laboratory Services

Our New York reference laboratory offers laboratory-testing services for autoimmune disorders, such as Sjogren’s syndrome, hearing loss, celiac disease, lupus, rheumatoid arthritis and systemic sclerosis. Revenues for the laboratory decreased by 15.7% to US$4.0 million. The decrease was mainly attributable to reduced testing volumes for Sjögren’s syndrome. As part of our comprehensive transformation plan we have made changes to the operating structure supporting this service with a view to improving efficiency and increasing testing capacity over time. We believe these actions position this business to grow profitably as volumes recover.

Point-of-Care

Point-of-Care revenues decreased by 53.5% from US$17.4 million in 2024 to US$8.1 million in 2025. The first half of 2025 was impacted by considerable uncertainty regarding demand for our rapid HIV point‑of‑care products stemming from the U.S. President’s Executive Order on Reevaluating and Realigning United States Foreign Aid, issued in January 2025, which instituted a pause, subject to certain exemptions, on new funding obligations for foreign assistance programmes. As U.S. Government funding supports certain HIV testing programmes that utilise our rapid HIV tests, this development affected both the timing and volume of product sales in the period. In response to this uncertainty, management minimised production of rapid HIV tests during the first half of 2025 to mitigate the risk of obsolete inventory and excess working capital, resulting in a decline in point‑of‑care revenues compared to the prior year. Point‑of‑care revenues in 2024 benefited from higher rapid HIV sales volumes throughout the year.

Production of our Uni‑Gold HIV products recommenced in late Q2 2025, and we experienced a strengthening in sales during the second half of the year as manufacturing under the revised operating model ramped up and demand for rapid HIV tests began to normalise. In addition, manufacturing and commercial supply of our TrinScreen HIV product resumed in the second half of 2025 following the transition of production to an outsourced and offshored manufacturing model. While there was clear evidence of renewed market demand and improved operating performance in the second half of 2025, full‑year point‑of‑care revenues remained below the prior year, reflecting the significant impact of the first‑half disruption. In addition, the Company experienced a temporary revenue impact in Q4 2025 resulting from fine-tuning of manufacturing and supply-chain processes to accommodate the rise in demand for TrinScreen HIV. These processes have been successfully scaled up in early 2026. The business continues to experience some uncertainty regarding the timing of orders and comparatively longer payment cycles as a result of changes in market and funder processes.

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2025	2024
	US$’000	US$’000	% Change
Revenues for continuing operations
Americas	24,624	29,917	(17.7)%
Asia/Africa	15,383	24,775	(37.9)%
Europe	3,778	6,863	(45.0)%

Total	43,785	61,555	(28.9)%

In the Americas, revenues decreased US$5.3 million or 17.7%. The decrease was primarily driven by lower sales in our haemoglobin business, reflecting deferred manufacturing during the transition of certain production processes out of our Kansas City facility. In addition, revenues from our clinical laboratory services declined, reflecting lower autoimmune testing volumes.

In Asia/Africa, revenues decreased by 37.9%, or US$9.4 million compared to 2024. The decline was mainly attributable to lower sales of our rapid HIV point‑of‑care products, reflecting the impact of funding‑related demand uncertainty in key African markets during the first half of the year and modest reductions in revenues from our haemoglobin and infectious disease product lines within the Asia region.

In Europe, revenues decreased by US$3.1 million, or 45.0% compared to 2024. The reduction was primarily driven by lower haemoglobin product revenues.

Cost of sales, gross profit and gross margin

Total cost of sales decreased by US$13.2 million from US$40.1 million for the year ended December 31, 2024 to US$26.9 million, for the year ended December 31, 2025, a decrease of 32.9%. This resulted in a gross profit for 2025 of US$16.9 million compared to a gross profit for December 31, 2024 of US$21.4 million. The gross margin of 38.6% in 2025 compares to a gross margin of 34.8% in 2024. The increase in gross margin in 2025 reflects the continued execution of the Group’s Comprehensive Business Transformation Plan, with benefits from manufacturing consolidation, offshore production and improved operating efficiency under the new cost base. In addition, certain stranded costs incurred during the transition period were reclassified from cost of sales to selling, general and administrative expenses, contributing to the year‑on‑year improvement in gross margin.

Stranded costs represent costs that are no longer directly attributable to ongoing operations or revenue‑generating activities following organisational changes, restructuring, site closures, or product rationalisation. Such costs typically include overheads, personnel costs and facility‑related expenses that cannot be avoided or redeployed in the short term. Stranded costs are assessed each reporting period and are recognised in profit or loss as incurred, unless they relate directly to a qualifying asset or meet the criteria for capitalisation under relevant accounting standards.

Other operating (expense)/income

Other operating income was US$1.9 million for the year ended December 31, 2025, compared to other operating expense of US$1.8 million for the year ended December 31, 2024. The movement primarily reflects a fair value gain of US$1.9 million recognised in 2025 in respect of the remeasurement of contingent consideration associated with the Waveform CGM acquisition, following its incorporation into the amended Perceptive term loan facility. There was no comparable gain in the prior year.

The expense of US$1.8 million in 2024 related primarily to the reversal of US$1.8 million income from loan forgiveness of second-round Paycheck Protection Program (PPP) loans received by certain U.S. subsidiaries recognised in 2020. The settlement of second‑round Paycheck Protection Program (“PPP”) loans during 2025 did not give rise to additional other operating income, with the agreed settlement amounts reflected within finance costs and once‑off costs. For further details, see Notes 4, 5 and 6.

Research and development expenses

Research and development expenses decreased from US$4.5 million for the year ended December 31, 2024 to US$3.6 million for the year ended December 31, 2025, a decrease of 20.1%.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased for the year ended December 31, 2025 by US$4.1 million to US$24.7 million when compared to the year ended December 31, 2024, representing a decrease of 14.4%. A significant element of the US$4.1 million decrease relates to:

i)        a US$3.1 million decrease in salaries and related personnel costs, reflecting the impact of organisational realignment measures undertaken as part of the transformation program.

ii)      lower non-cash share-based payments expense of US$324,000 (US$1,316,000 in 2024) mainly due to forfeitures and expirations.

Impairment charges

Impairment charges increased from US$1.4 million for the year ended December 31, 2024 to US$2.2 million for the year ended December 31, 2025. There are a number of factors taken into account in calculating the impairment, including the Company’s period-end share price, calculation of the cost of capital, and future projected cash flows for individual cash-generating units in the business. In addition, the Group examines individual development project assets for indicators of impairment.

The Company evaluated the value in use of each of its cash-generating units, which is defined as the present value of expected future cash flows. Where this value in use was determined to be less than the carrying amount of the respective unit's assets, excluding inventories, trade and other receivables, cash and cash equivalents, and deferred tax assets, an impairment was recognised.

Premier Resolution is a capitalised intangible asset held within Primus Corporation and relates to the Resolution platform for haemoglobinopathy and variant testing in the US market. While the platform has achieved technical feasibility and obtained FDA clearance in late 2023, the commercialisation pathway is dependent on securing adoption within a highly concentrated US reference laboratory market.

While the Group continues to pursue commercial opportunities for the platform and believes that it retains underlying potential, these factors have resulted in the recoverable amount of the asset being lower than its carrying value. Accordingly, the Group recognised a partial impairment charge of US$2.1 million during the year.

Immco Diagnostics’s value in use was below the value of its relevant assets, and an impairment was provided for as at December 31, 2025 (US$20,000).

Clark Laboratories Inc’s value in use was below the value of its relevant assets, and an impairment was provided for as at June 30, 2025 (US$28,000) and as at December 31, 2025 (US$2,000).

The impairment charges for the year ended December 31, 2024 related to impairment losses identified for four cash generating units, namely Biopool US Inc. (US$0.2 million), Immco Diagnostics Inc (US$0.1 million) Clark Laboratories Inc (US$0.1 million) and Trinity Biotech Do Brasil (US$0.2 million). For further details, see Item 18, Notes 11, 12, and 13.

Transformation Costs

As part of a strategic initiative to enhance operational efficiency and align the Group’s cost base with its long‑term objectives, the Group has been executing a comprehensive business transformation programme, which was substantially progressed during the year ended December 31, 2025. The programme comprises targeted actions to improve operational profitability, streamline the organisational structure and consolidate manufacturing and support functions under a more efficient operating model.

As a result, we incurred transformation costs of US$4.3 million during 2025 (2024: US$4.2 million), which were primarily related to personnel-related expenses, outsourcing of selected functions, site transfers, stock-related adjustments and transition‑related manufacturing inefficiencies. These costs are presented separately within Selling, General and Administrative expenses.

The largest component comprised costs of approximately US$3.3 million representing fixed manufacturing overheads that were not absorbed into cost of sales due to lower throughput at certain manufacturing sites during and following the consolidation and outsourcing of elements of the Group’s manufacturing operations under the Comprehensive Transformation Plan. These costs arose as the Group transitioned away from legacy manufacturing locations and reconfigured its manufacturing footprint, resulting in a temporary mismatch between fixed cost capacity and production volumes. As manufacturing consolidation and outsourcing activities progress towards completion, and production volumes are stabilised under the new operating model, the Group expects a significant reduction in such stranded costs, although residual transformation‑related costs may continue into 2026 as the programme reaches its final phases.

While the majority of the transformation activities were undertaken during 2025, the Group expects to incur further limited, residual transformation‑related costs during 2026 as the final phases of the programme are executed. The overall level of transformation costs is expected to reduce as the programme enters its final stages. The transformation is intended to deliver a lower and more flexible cost base, supporting improved profitability and long‑term financial performance. For further details, see Item 18, Note 5 “Impairment, transformation and once‑off costs”.

Once-Off Costs

During the year ended December 31, 2025, the Group recognised a gain of US$0.2 million (2024: loss of US$1.9 million) within operating expenses relating to a legacy, non‑trading matter. The gain recognised in 2025 arose from the reversal of a provision previously recorded following settlement of the matter during the year. The loss recognised in 2024 related primarily to the initial recognition of the provision associated with this matter. These amounts do not relate to the Group’s ongoing operations and are not expected to recur.

Operating Loss

Operating loss for the year ended December 31, 2025 was US$15.8 million, compared to an operating loss of US$21.2 million in the year ended December 31, 2024. The reduced loss was mainly attributable to increased gross margins and lower indirect costs.

Operating Loss excluding Impairment, Transformation & Once-off costs

Operating loss excluding Impairment, Transformation & Once-off costs for the year ended December 31, 2025 was US$9.5 million, compared to US$13.7 million for the year ended December 31, 2024, reflecting the improvement in gross margins, savings in indirect costs and increased impairment costs.

Financial expenses

Financial expenses in the year ended December 31, 2025 were US$21.3 million compared to US$9.6 million in the year ended December 31, 2024, an increase of US$11.7 million, broken down as follows:

	Year ended December 31, 2025	Year ended December 31, 2024
	US$m	US$m
Interest on senior secured term loan	12.3	8.6
Interest on convertible note	1.2	1.2
Lease interest	0.6	0.6
Interest payable on repayment of PPP loans	(0.2)	0.3
Capitalised borrowing costs	(2.9)	(2.1)
Loss on extinguishment of old loan balance	10.0	-
Other non-cash financial expense	0.3	1.0
Total	21.3	9.6

Note: table above contains rounded numbers

The increase of US$11.7 million in financial expenses in 2025 compared to 2024 was driven primarily by the US$10.0 million loss on extinguishment of the old senior secured term loan, recognised in connection with the refinancing of the Group’s debt during the year (see Note 23). The loss on extinguishment arose principally from the termination of a contingent feature under the prior loan agreement, pursuant to which the Group had exposure of up to US$15.0 million linked to a partnership trigger; this was settled as part of the refinancing through the incorporation of US$7.5 million, into the new senior secured term loan.

In addition, interest expense on the senior secured term loan increased due to a higher average outstanding loan balance during 2025. These increases were partially offset by gains arising from the fair value remeasurement of embedded derivatives.

Interest on the senior secured term loan, comprising both cash and non‑cash interest, increased from US$8.6 million in 2024 to US$12.3 million in 2025, mainly reflecting the higher term loan balance during the year. Interest on the convertible note, comprising cash and non‑cash interest, remained unchanged at US$1.2 million in both 2024 and 2025.

During 2025, the Group capitalised borrowing costs of US$2.9 million into development assets, compared to US$2.1 million in 2024, in accordance with its accounting policy.

In October 2024, the Company became aware of a U.S. governmental review relating to second‑round Paycheck Protection Program (“PPP”) loans received by certain U.S. subsidiaries. As at December 31, 2024, estimated interest of US$0.3 million was accrued in respect of the related payable (see Note 4 for further details).

A settlement was reached during 2025 with respect to the PPP loans, a reversal of previously accrued interest of approximately US$0.2 million was recognised within financial expenses.

Income tax (expense)/credit

The Company recorded a tax expense on continuing operations of US$199,288 for the year ended December 31, 2025 compared to a tax credit of US$486,000 for the year ended December 31, 2024. The 2025 tax credit consists of approximately US$465,000 of current tax charge and US$266,000 of a deferred tax credit. The 2024 tax credit consists of approximately US$285,000 of current tax charge and US$299,000 of a deferred tax credit. For further details on the Group’s tax charge please refer to Item 18, Note 7 and Note 14 to the consolidated financial statements.

Loss before tax from continuing operations

The loss before tax for continuing operations for the year ended December 31, 2025 was US$37.4 million, in comparison to US$31.2 million for the year ended December 31, 2024.

Profit/(Loss) from discontinued operations

In 2024, discontinued operations comprised Fitzgerald Industries, which was divested in April 2023, and the discontinued cardiac point‑of‑care business on the Meritas platform. Profit for the period from discontinued operations totalled US$12.9 million, largely attributable to a gain of US$12.7 million on the divestiture of Fitzgerald Industries. The gain comprised gross proceeds of approximately US$30.0 million, offset by transaction costs of US$1.3 million and the derecognition of net assets disposed of amounting to US$16.3 million.

Following negotiations, a settlement agreement relating to post‑completion claims arising from the sale of Fitzgerald Industries was finalised prior to December 31, 2024 and subsequently signed in January 2025. Under the terms of the settlement, the Company agreed to pay Biosynth US$150,000 in full and final settlement of all claims. During 2025, the Company paid US$75,000 with the remaining US$75,000 included in accrued liabilities in the consolidated financial statements as at December 31, 2025. The settlement fully resolves all disputes related to the sale of Fitzgerald Industries, and no further liabilities are expected to arise.

There were no discontinued operations in 2025.

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

The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2024	2023
	US$’000	US$’000	% Change
Revenues – continuing operations
Clinical laboratory goods	39,372	42,288	(6.9)%
Clinical laboratory services	4,750	5,453	(12.9)%
Point-of-Care	17,433	9,091	91.8%

	61,555	56,832	8.3%

Clinical Laboratory Goods

Clinical Laboratory goods revenues decreased by US$2.9 million in 2024, which represents decreased of 6.9%. The movement is driven by decreases within our haemoglobin business, our COVID-19 VTM products and our Infectious Diseases products.

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

Clinical Laboratory Services

Our New York reference laboratory offers laboratory-testing services for autoimmune disorders, such as Sjogren’s syndrome, hearing loss, celiac disease, lupus, rheumatoid arthritis and systemic sclerosis. Revenues for the laboratory decreased by 12.9.% to US$4.8 million, due primarily to a reduction in transplant related testing volumes in full year 2024 compared to full year 2023. The laboratory had provided transplant testing services to a local healthcare provider for a number of years, however in early 2023 that healthcare provider informed us that it was moving to a different service provider and this resulted in lost revenues for the laboratory beginning in the second quarter of 2023.

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

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2024	2023
	US$’000	US$’000	% Change
Revenues for continuing operations
Americas	29,917	32,282	(7.3)%
Asia/Africa	24,775	18,909	31.0%
Europe	6,863	5,641	21.7%

Total	61,555	56,832	8.3%

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

In Asia/Africa, revenues increased by 31.0%, or US$5.9 million compared to 2023. The increase was primarily driven by strong growth in sales of our TrinScreen HIV screening test. TrinScreen continued to gain traction following its launch in late 2023, with significant uptake across key African markets. This increase was partially offset by a decline in sales of our UniGold HIV product range in Africa and modest reductions in revenues from our haemoglobin and infectious disease product lines within the Asia region

In Europe, revenues increased by US$1.2 million, or 21.7% compared to 2023. The by higher demand from our main European distributor for haemoglobin products. This growth reflects stronger ordering within Western Europe year. The increase was supported by growth in our clinical chemistry product line across the region.

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

Other operating (expense)/income

Other operating income decreased from US$0.1 million for the year ended December 31, 2023 to negative US$1.79 million for the year ended December 31, 2024. This is due to the reversal of $1.8 million income from loan forgiveness of second-round Paycheck Protection Program (PPP) loans received by certain U.S. subsidiaries recognised in 2020. For further details, see Note 4.

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

Selling, general and administrative expenses

Selling, general and administrative expenses decreased for the year ended December 31, 2024 by US$2.3 million to US$28.8 million when compared to the year ended December 31, 2023, representing an decrease of 7.5%. A significant element of the US$2.3 million decrease relates to:

i)        a US$1.9 million decrease in salaries and related personnel costs, reflecting the impact of organisational realignment measures undertaken as part of the transformation program.

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

Transformation Costs

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

As a result, we incurred transformation costs of US$4.2 million during 2024 (2023: US$nil), which were primarily related to personnel-related expenses, outsourcing of selected functions, site transfers, and stock-related adjustments. These costs are presented separately within Selling, General and Administrative expenses and are not expected to recur.

The transformation activities are intended to deliver long-term cost savings and operational benefits, supporting the Group’s strategy of focusing on core areas of growth and enhancing overall financial performance. For further details, see Item 18, Note 5 ‘Impairment, transformation and once off costs’.

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

Operating Loss

Operating loss for the year ended December 31, 2024 was US$21.2 million, compared to an operating loss of US$27.0 million in the year ended December 31, 2023. The lower loss was mainly attributable to increased revenues and gross margins, lower impairment charges and lower indirect costs, partly offset by transformation costs and once off costs.

Operating Loss excluding Impairment, Transformation & Once-off costs

Operating loss excluding Impairment, Transformation & Once-off costs for the year ended December 31, 2024 was US$13.7 million, compared to US$15.9 million for the year ended December 31, 2023, reflecting the improvement in gross margins and the savings in indirect costs.

Financial expenses

Financial expenses in the year ended December 31, 2024 were US$9.6 million compared to US$11.1 million in the year ended December 31, 2023, a decrease of US$1.5 million, broken down as follows:

	Year ended December 31, 2024	Year ended December 31, 2023
	US$m	US$m
Interest on senior secured term loan	8.6	8.5
Interest on convertible note	1.2	1.1
Penalty for early partial settlement of term loan	-	0.9
Lease interest	0.6	0.6
Loss on disposal of exchangeable notes	0.3	0.0
Interest on exchangeable notes	(2.1)	0.0
Other non-cash financial expense	1.0	0.0
Total	9.6	11.1

Note: table above contains rounded numbers

The decrease of US$1.5 million in 2024 compared to 2023 is due to capitalization of borrowing costs and non-reoccurrence of early payment penalties, partially offset by costs associated with fair value remeasurement of embedded derivatives.

Interest on the senior secured term loan, comprising cash and non-cash interest, increased from US$8.5 million in 2023 to US$ 8.6 million for 2024 mainly due to a higher term loan balance. Interest on the convertible note, comprising cash and non-cash interest, increased from US$1.1 million in 2023 to US$1.2 million in 2024. An early repayment penalty of US$0.9 million was incurred in Q2, 2023 because of an early partial settlement of the term loan of US$10.1 million. During 2024, we capitalized borrowing costs totaling US$2.1 million into development costs (2023: US$nil). There was a net expense of US$1.0 million relating primarily to the fair value remeasurement of embedded derivatives.

In October 2024, the Company became aware of a U.S. governmental review relating to second‑round Paycheck Protection Program (“PPP”) loans received by certain U.S. subsidiaries. At year-end, estimated interest of US$0.3 million was recorded in respect of the payable (see note 4 for further details).

Financial income

Financial income for the year ended December 31, 2024 was US$nil million compared to US$1.2 million for the year ended December 31, 2023. In 2023, the financial income related to a fair value adjustment for the derivative liability related to warrants granted to the Group’s principal lender.

 Income tax (expense)/credit

The Company recorded a tax expense on continuing operations of US$486,000 for the year ended December 31, 2024 compared to a tax credit of US$59,000 for the year ended December 31, 2023. The 2024 tax credit consists of approximately US$285,000 of current tax charge and US$299,000 of a deferred tax credit. The 2023 tax credit consists of approximately US$264,000 of current tax credit and US$323,000 of a deferred tax credit. For further details on the Group’s tax charge please refer to Item 18, Note 7 and Note 14 to the consolidated financial statements.

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

The Group’s capital structure is a mixture of debt and equity. In February 2023, we amended and restated our senior secured term loan credit facility with Perceptive to allow for an immediate US$5 million increase to the outstanding term loan. In April 2023, we closed the sale of our Fitzgerald Industries life sciences supply business, for cash proceeds of approximately US$30 million subject to customary adjustments. We used approximately US$11 million of those proceeds to repay approximately US$10.1 million of principal under the credit agreement and we incurred an approximately US$0.9 million early repayment penalty. In January 2024, we entered into a further amendment to the Perceptive credit facility, to, among other things, provide additional capital to fund the acquisition of the Waveform continuous glucose monitoring (CGM) assets.

During 2024 and 2025, we entered into a series of further amendments to the Perceptive credit facility that provided incremental term loan funding, extended maturities, and permitted additional interest payments to be paid‑in‑kind. In connection with these amendments, Perceptive received new warrants to purchase 2.25 million ADSs, in aggregate. These steps reflect our ongoing strategy to secure funding for strategic growth initiatives while actively managing our capital structure.

In December 2025, these arrangements were restructured into a new senior convertible note, materially modifying the form, maturity profile and potential settlement mechanics of our indebtedness to Perceptive.

Term loan with Perceptive

In December 2021, we entered into a US$81.3 million senior secured term loan credit facility with Perceptive. The term loan was drawn down in January 2022. The loan was originally due to mature in January 2026, however this has since been amended. The loan initially accrued interest at an annual rate equal to 11.25% plus the greater of (a) one-month LIBOR (later changed to the Term SOFR Reference Rate effective from October 28, 2022) and (b) one percent per annum, and interest is payable monthly in arrears in cash. The term loan does not require any amortization, and the entire unpaid balance will be payable upon maturity. The term loan can be repaid, in part or in full, at a premium before the end of the four-year term.

In connection with the term loan, we agreed to issue warrants to Perceptive for 500,000 of our ADSs. The per ADS exercise price of the Warrants was US$6.50 (subsequently amended in 2023 and again in 2024). The warrants are exercisable, in whole or part, until the seventh anniversary of the date of drawdown of the funding under the term loan.

The Company made an early partial settlement of the term loan of US$34.5 million in May 2022 and in accordance with the term loan’s credit agreement, there was an early repayment penalty of US$3.45 million. In February 2023, we amended and restated senior secured term loan credit facility to allow for an immediate US$5 million increase to the outstanding Term Loan. On April 27, 2023, we used approximately US$11 million of the proceeds of the sale of Fitzgerald Industries to repay approximately US$10.1 million of principal plus an approximately US$0.9 million early repayment penalty.

In January 2024, we closed the acquisition of the Waveform CGM assets and liabilities and in connection with that acquisition, we drew down additional funding from Perceptive of US$22 million under an amended Credit Agreement. The amended Credit Agreement also provided for a further US$6.5 term loan borrowing, which was fully drawn-down in April 2024.

The amended agreement also immediately reduced the annual rate of interest on the loan by 2.5% to 8.75% (the “Applicable Margin”) plus the greater of (a) Term Secured Overnight Financing Rate (SOFR) or (b) 4.0% per annum, and allowed for a further 2.5% reduction in the Applicable Margin to 6.25% once the outstanding principal under the Amended Term Loan falls below US$35 million. Additionally, the early repayment penalty was reduced from a range of 8% to 7% to 4.0% to 3.5%, dependent on timing of early repayment, and reduces the revenue covenants.

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

On May 14th, 2025, we entered into a fifth amended and restated credit agreement, which provided for an additional US$2.0 million in term loan funding, extended the maturity date of the Term Loan to July 27, 2026, and provided that interest payments for the months of April, May, and June 2025 will be paid-in-kind.

On August 7, 2025, we entered into a sixth amended and restated credit agreement, which provided for a further US$2.0 million in funding, extended the maturity date of the Term Loan by a further three months to October 1, 2026, and provided that interest payments for the months of July and August 2025 would be paid-in-kind. Additional warrants were also provided that allow an additional 750,000 ADSs to be purchased at US$0.86 per ADS.

On October 16, 2025, the Company entered into a sixth amended and restated credit agreement, which provided for a further US$2.0 million in funding, and provided that interest payments for the months of September and October 2025 would be paid-in-kind.

On December 22, 2025, we entered into a series of agreements, including a Second Amendment to the Sixth Amended and Restated Credit Agreement, under which our existing term loan obligations to Perceptive were restructured into a new senior convertible note in the principal amount of approximately US$93.3 million. This restructuring modified the terms, maturity profile and potential settlement mechanics of our indebtedness to Perceptive. Under these agreements, Perceptive may elect, at its discretion, to convert up to US$60.0 million of its term loan obligations, and $12.5 million of certain other obligations, into ADSs. The timing, volume and frequency of any conversions are entirely at Perceptive’s election, and the Company has no control over whether, when, or to what extent such conversions may occur. The Second Amendment also provided for an additional US$5.0 million in term loan borrowing, extended the maturity date of the Term Loan to January 15, 2027 and allowed for a further 3.5% reduction in the Applicable Margin to 5.25%, once the outstanding principal amount of the term loans falls below US$50.0 million. See the description in Item 10.C. Material Contracts, under the headings “—Credit Agreement and Senior Convertible Note” and “—Conversion Rights Agreement”.

The outstanding amount owing for the term loan at December 31, 2025 is US$108.0 million.

Under the Amended Term loan, we are subject to a number of covenants and obligations.

Subsequent to December 31, 2025, the Company received a waiver from Perceptive in respect of a compliance breach of the minimum revenue covenant for the twelve month period ended December 31, 2025. The covenant breach primarily reflected timing‑related variability in HIV revenues, including the timing of the scale‑up of the Group’s outsourced and offshored manufacturing model. These factors affected the timing of shipments and revenue recognition between reporting periods, rather than indicating a deterioration in underlying demand. Although this waiver was granted subsequent to the reporting date, the Company was not in compliance with this covenant as at December 31, 2025.

In addition, subsequent to year end the Company obtained waivers of the minimum revenue covenant applicable to quarterly measurement periods through July 1, 2026. The Company also received waivers in respect of the minimum liquidity covenant for the measurement periods ended March 31, 2026 and April 30, 2026. The scheduled increase in the minimum liquidity threshold was also deferred until July 1, 2026. Each of these waivers and the liquidity covenant deferral relates to covenant measurement periods occurring after December 31, 2025.

Notwithstanding the waivers obtained subsequent to the reporting period, the senior secured term loan is classified as a current liability in the consolidated statement of financial position as at December 31, 2025. In accordance with IAS 1.69(d) and IAS 1.74, when a covenant breach exists at the reporting date and a waiver is obtained only after that date, the entity does not have an unconditional right to defer settlement of the liability for at least twelve months as at the reporting date. The waivers described above do not amend the contractual maturity of the Company’s senior secured term loan, which remains January 15, 2027.

On April 30, 2026, the Group entered into a third amendment to its Credit Agreement with Perceptive and a related amendment and restatement of the Senior Convertible Note. The amendment to the Credit Agreement provided for, among other things, an additional US$2.5 million term loan borrowing, the payment of certain interest through April 2026 as PIK interest, and a limited waiver of certain financial covenants. In connection with these amendments, the aggregate principal amount of indebtedness subject to conversion was increased from US$60.0 million to US$72.5 million. Under the amended and restated Senior Convertible Note, up to US$72.5 million of the aggregate principal amount of the Convertible Note is convertible, at the holder’s election, into ADSs, at a conversion price of 97% of the VWAP of the ADSs at the time of each such conversion, subject to the minimum conversion price of $0.5061 (equal to 75% of the 30 day VWAP of the Company’s ADSs for the period ended April 22, 2026). This amended conversion price also applies to amounts convertible pursuant to the Conversion Rights Agreement. All conversions remain subject to the beneficial ownership limitations and other terms and conditions set out in the relevant agreements.

Investment from MiCo IVD Holdings, LLC

In April 2022, the Company announced a US$45.2 million investment from MiCo IVD Holdings, LLP. The investment consisted of an equity investment of US$25.2 million and a seven-year, unsecured junior convertible note of US$20.0 million. The convertible note has an interest rate of 1.5% and interest is payable quarterly. The convertible note mandatorily converts into ADSs if the volume weighted average price of our ADSs is at or above US$12.96 for any five consecutive NASDAQ trading days.

Standby Equity Purchase Agreement

On February 24, 2026, we entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD. (“Yorkville”), pursuant to which the Company may, at its option, sell to Yorkville up to US$25 million in aggregate gross purchase price (the “Commitment Amount”) of ADSs. Subject to certain limitations and conditions set forth in the SEPA, ADSs may be sold to Yorkville at our discretion from time to time until the earlier of (i) February 24, 2029, and (ii) the date Yorkville has purchased the total Commitment Amount under the SEPA, such period being the “Commitment Period.” From time to time, and at our sole discretion, we may present Yorkville with Advance Notices (as defined in the SEPA) to purchase our ADS. The ADSs will be sold at a price per ADS equal to (a) in the event the Company elects a three trading day pricing period, 0.97 multiplied by the lowest daily VWAP of the ADSs during that pricing period, and (b) in the event the Company elects a one trading day pricing period, 0.95 multiplied by the VWAP of the ADSs during the pricing period.

Under the SEPA, the maximum number of ADSs we may elect to sell pursuant to an Advance Notice may not exceed the greater of (i) 100% of the average of the reported daily trading volume of our ADSs on our principal trading market during the five consecutive Trading Days immediately preceding that Advance Notice or (ii) 250,000, unless otherwise mutually agreed in writing. Purchases pursuant to an Advance Notice electing a single day pricing period are also subject to a volume threshold which, if not met, may result in a reduction to the number of ADSs to be purchased to 30% of that days’ trading volume. The SEPA also prohibits us from directing Yorkville to purchase ADSs if those ADSs, when aggregated with all other ADSs or ordinary shares then beneficially owned by Yorkville and its affiliates, would result in Yorkville and its affiliates beneficially owning more than 4.99% of our then-outstanding ordinary shares.

Leases

The Group has lease liabilities relating to right-of-use assets with lease maturities between 1 and 10 years.

Cash and cash equivalents

At December 31, 2025, the cash and cash equivalents balance was US$5.1 million. In the future, the amount of cash generated from operations will depend on a number of factors which include the following:

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

We have incurred net losses and negative cash flows from operating activities in the past two years and we may not be able to achieve or maintain profitability or positive cash flow in the future. We have incurred losses of US$37.4 million and US$31.8 million in the years ended December 31, 2025 and 2024, respectively and had negative cash flows from operating activities of US$5.9 million and US$4.2 million, respectively.

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

Additional funding may not be available on acceptable terms, or at all. In addition, we may not be able to access a portion of our existing cash, cash equivalents and investments due to market conditions. Further, as a result of geopolitical and macroeconomic events, including the Israel–Hamas war, the Russia–Ukraine war, and the escalating wars in the Middle East involving the United States, Israel, Iran and regional armed groups, the global credit and financial markets have experienced volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly or more dilutive.

Expansion into new businesses may present operating and marketing challenges different from those we currently encounter, and we cannot assure that new business initiatives will be successful enough to justify the time, effort, and resources that we devote to them or ultimately achieve profitability.

Cash Flows

As at December 31, 2025, our consolidated cash and cash equivalents were US$5.1 million. The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities.

	Year ended December 31,
	2025	2024
	US$‘000	US$‘000
Net cash used in operating activities	(5,929)	(4,191)
Net cash used in investing activities	(6,223)	(22,968)
Net cash generated from financing activities	12,052	28,810

Net (decrease)/increase in cash and cash equivalents and short-term investments	(100)	1,651

Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 amounted to US$5.9 million (2024: US$4.2 million), an increase in cash used of US$1.7 million. The increase in net cash used in operating activities is attributable to a increase in operating cash flows before changes in working capital of US$2.7 million alongside taxes paid of US$346 thousand compared to taxes received of US$1.0 million for the year ended December 31, 2024. These adverse movements were partially offset by cash inflows from changes in working capital increasing from US$4.1 million in 2024 to US$6.4 million in 2025, principally due to reductions in trade and other receivables and inventories.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 amounted to US$6.2 million (2024: net cash generated of US$23.0 million). Investing cash outflows in 2025 primarily comprised payments to acquire intangible assets of US$6.1 million (2024: US$9.7 million), principally relating to capitalised development expenditure as part of the Group’s ongoing product development activities, together with additions to property, plant and equipment of US$0.1 million (2024: US$0.4 million) incurred in connection with the Group’s manufacturing and distribution operations. There were no acquisitions of trades or businesses in 2025, compared with US$12.9 million in 2024, which related primarily to the acquisition of the CGM assets of Waveform Technologies Inc.

Financing Activities

Net cash generated from financing activities for the year ended December 31, 2025 amounted to US$12.1 million, compared with a net cash inflow of US$28.8 million in 2024. Financing cash inflows in 2025 were primarily driven by additional drawdowns of US$15.0 million under the senior secured loan facility and share issuances of US$0.5 million. These inflows were partially offset by payments of lease liabilities of US$3.2 million and interest paid of US$0.3 million during the year.

In the comparative period, financing activities included higher drawdowns under the senior secured loan facility of US$30.2 million and share issuances of US$7.4 million. However, these inflows were more than offset by significantly higher interest payments of US$5.9 million, together with lease liability payments of US$2.5 million, resulting in an overall net cash inflow from financing activities in 2024.

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

In certain limited circumstances, the Group enters into bill‑and‑hold arrangements with customers, whereby products are invoiced and control transfers to the customer prior to physical delivery. The recognition of revenue under such arrangements requires judgement, including the assessment of whether the criteria specified in IFRS 15 for bill‑and‑hold transactions are met, in particular that the product is separately identified, is ready for physical transfer, and cannot be redirected or used to fulfil other orders. We assesses that the arrangement is substantive and that control has transferred to the customer. Revenue is recognised only when all relevant criteria are satisfied.

The Group operates a licenced referenced laboratory in the U.S. which provides testing services to institutional customers and insurance companies. In the U.S., billing practices and regulatory requirements generally require insurance companies to be billed the same amount per test. However, the amount that each insurance company pays for a particular test varies according to their own internal policies and this can typically be considerably less than the amount invoiced. We recognise lab services revenue for insurance companies by taking the invoiced amount and reducing it by an estimated percentage based on historical payment data. We review the percentage reduction annually based on the latest data. As a practical expedient, and in accordance with IFRS, we apply a portfolio approach to the insurance companies as they have similar characteristics. We judge that the effect on the financial statements of using a portfolio approach for the insurance companies will not differ materially from applying IFRS 15 to the individual contracts within that portfolio.

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

Factors which impact our judgement to capitalise certain research and development expenditure include the degree of regulatory approval for products and the results of any market research to determine the likely future commercial success of products being developed. We review these factors each year to determine whether our previous estimates as to feasibility, viability and recovery should be changed. At December 31, 2025 the carrying value of capitalised development costs was US$23.6 million (2024: US$20.9 million) (see Note 12 to the consolidated financial statements). The increase in 2025 was mainly due to additions of US$6.3 million partly offset by amortization of US$1.4 million and impairment of US$2.1 million.

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

Goodwill and other intangibles are subject to impairment testing on a periodic basis. The recoverable amount of our nine cash-generating units (“CGUs”) is determined based on a value-in-use computation. The value-in-use calculations use cash flow projections based on the 2025 projections for each CGU and a further four years projections using estimated revenue and cost average growth rates of between 0% and 5%. At the end of the five-year forecast period, terminal values for each CGU, based on a long term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The pre-tax discount rates used range from 15% to 26% (2024: 17% to 28%). Refer to Item 18, Note 12 for further information.

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

Impairment charges increased from US$1.4 million for the year ended December 31, 2024 to US$2.2 million for the year ended December 31, 2025 (see Note 5).  In year ended December 31, 2025, impairment loss was identified for two CGUs and specific development projects. Immco Diagnostics’s value in use was below the value of its relevant assets, and an impairment was provided for as at June 30, 2025 (US$17,000) and as at December 31, 2025 (US$3,000). Clark Laboratories Inc’s value in use was below the value of its relevant assets, and an impairment was provided for as at December 31, 2025 (US$30,000). During the year the Company reassessed the carrying value of its current development projects.

During 2023, the Company fully impaired its investment in imaware which constituted an amount paid of $0.7 million of the committed US$1.5 million investment with the remaining US$0.8 million, which had not yet been funded, recognized as an accrued liability. In 2025, the Company reversed US$0.8 million of the previously recognised impairment through profit or loss, corresponding to the accrued balance that was no longer payable under the terms of the investment agreement.

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and the following sensitivity analysis has been performed:

•          In the event that there was a reduction of 10% in the assumed level of future growth in revenue growth rate, which would represent a reasonably likely range of outcomes, there would be no additional impairment loss recorded at December 31, 2025.

•          In the event there was a 10% increase in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be no additional impairment loss recorded at December 31, 2025.

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and adjust our inventory provision based on our estimates of expected losses. We write off inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2025, 2024 or 2023 which would have an impact on the carrying values of inventory during those periods, except as discussed below. At December 31, 2025 our allowance for slow moving and obsolete inventory was US$7.1 million which represents approximately 27.4% of gross inventory value. At December 31, 2024 our allowance for slow moving and obsolete inventory was US$7.6 million, which represented approximately 28.3% of gross inventory value and at December 31, 2023 the provision was US$11.3 million, or approximately 36.3% of gross inventory value (see Note 16 to the consolidated financial statements).

The allowance for slow moving and obsolete inventory has decreased by US$0.5 million between 2024 and 2025 primarily due to the utilisation of the provision through scrappage during the year.

Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$0.5 million at December 31, 2025 (2024: US$0.5 million) (2023: US$0.6 million) would result.

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

Senior secured term loan and related derivative balances

On December 22, 2025, the Company entered into a second amendment to its Sixth Amended and Restated Credit Agreement with Perceptive, which provided for an additional US$5.0 million term loan and a Senior Convertible Note in the amount of $93.3 million, evidencing the outstanding balance of the Term Loans at the time. Up to $60 million of the Senior Convertible Note is convertible, at the holder’s election, into ADSs at 97% of volume-weighted average price (“VWAP”), subject to a US$1.03 floor price and other limitations, including a 9.9% beneficial ownership cap, which may in practice limit the holder’s ability to convert. The amendment also extended the maturity date to January 15, 2027, provided that accrued and unpaid interest through the amendment date and interest for December 2025 and January 2026 would be paid-in-kind and allowed for a further 3.5% reduction in the Applicable Margin to 5.25%, once the outstanding principal amount of the term loans falls below $50 million. See the description in Item 10.C. – Material Contracts, under the heading “Credit Agreement and Senior Convertible Note.”

In parallel, the Company entered into a Conversion Rights Agreement permitting the US$5.0 million Waveform milestone payment obligation to be satisfied, at Perceptive’s election, in ADSs, and terminating up to US$15.0 million of contingent consideration in exchange for a US$7.5 million obligation that may likewise, be satisfied in ADSs. These are convertible at 97% of VWAP. See the description in Item 10.C. – Material Contracts, under the heading “Conversion Rights Agreement”.

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

Executive Officers and Directors

We are managed by a board of directors, which is currently comprised of four members, and our executive senior management. The following table presents information about our current executive officers and members of our board of directors. The term executive officer refers to any person in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant. Executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant.

Directors and Senior Management

Name	Title
Directors
John Gillard	Director, President and Chief Executive Officer
Ronan O’Caoimh	Director, Founder
Paul Tivnan	Independent Director
Andrew Omidvar PhD,MBA	Independent Director

Executive Officers
Matthew Wictome	Vice President of Quality and Regulatory Affairs
Paul Murphy	Interim Chief Financial Officer
Gary Keating, PhD	Chief Technology Officer
Eibhlín Kelly	Chief Information Officer

Changes in Executive Officers and Board composition

In August 2025, Paul Tivnan was appointed to the board of directors as a non-executive director and subsequently, as Chair of the Audit Committee at the Company’s AGM on September 30, 2025. Jim Walsh, PhD retired by rotation from the Trinity Biotech plc’s board of directors at the Company’s AGM on September 30, 2025 in accordance with the Company’s constitution. Similarly, Tom Lindsay’s directorship concluded at the Company’s AGM on September 30, 2025. Susan O’Connor was appointed as Interim CFO in April 2025 succeeding Louise Tallon, who stepped down as CFO effective April 11, 2025. In December 2025, Susan O’Connor was replaced by Paul Murphy, now serving as Interim CFO. In addition, Matthew Wictome succeeded Ian Wells as Vice President of Quality and Regulatory Affairs in April 2025. Colm Molloy served as Group Director of Human Resources and Culture until December 2025.

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

Ronan O’Caoimh, Director, Founder, co-founded Trinity Biotech in June 1992 and acted as Chief Financial Officer until March 1994 when he became Chief Executive Officer. He was also elected Chairman in May 1995. On May 3, 2022, Mr. O’Caoimh stepped down as Chairman, and on October 3, 2022, Mr O’Caoimh stepped down as Chief Executive Officer. Prior to joining Trinity Biotech, Mr O’Caoimh was Managing Director of Noctech Limited, an Irish diagnostics company. Mr O’Caoimh was Finance Director of Noctech Limited from 1988 until January 1991 when he became Managing Director. Mr O’Caoimh holds a Bachelor of Commerce degree from University College Dublin.

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

Paul Tivnan, Independent Director, joined the Board of Trinity Biotech in August 2025, bringing over 25 years of senior leadership experience in finance, capital markets, and corporate governance in public and PE backed companies across multiple industries. He currently serves as Chief Financial Officer of Deriva Energy LLC, a major U.S. renewable power producer and Brookfield portfolio company and previously held CFO roles at Brookfield Renewable Ireland and Ardmore Shipping Corporation (ticker “ASC”). Mr. Tivnan is a Certified International Director (INSEAD) and has completed executive governance programs at INSEAD and London Business School, following earlier work in Financial Services Advisory at Ernst & Young. He holds a B.A. in Accounting & Finance and a Master of Business Studies from Dublin City University and is a Fellow of the Institute of Chartered Accountants of Ireland, a Chartered Tax Advisor, and a member of the Institute of Chartered Shipbrokers.

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

Paul Murphy, Interim Chief Financial Officer, joined the Company in December 2024 as Head of Group Reporting. Mr. Murphy is a PwC‑trained Chartered Accountant (FCA) with broad experience across finance leadership, external reporting, technical accounting and business transformation in both private and public company environments. Prior to joining Trinity Biotech, he served as Finance Director of The Happy Pear, where he led the Group’s finance, reporting and commercial functions. Earlier in his career, Mr. Murphy was a Senior Manager with PricewaterhouseCoopers in Dublin, working with multinational and listed clients across audit and advisory engagements. Mr. Murphy holds a Bachelor of Business & Legal Studies from University College Dublin.

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

Our board of directors is currently composed of four directors. Officers serve at the pleasure of the board of directors, subject to the terms of any agreement between the officer and us.

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

The 2025 remuneration scheme was approved by the Board of Directors.

Total directors and independent directors’ remuneration, excluding pension and share options, for the year ended December 31, 2025 amounted to US$886,000. The pension charge for the year amounted to US$38,000. See Item 18, Note 9 to the consolidated financial statements. The split of directors’ remuneration set out by director is detailed in the table below:

		Salary/Other payments/ Benefits	Performance related bonus		Transaction related bonus	Defined contribution pension	Total 2025	Total 2024
Director	Title	US$’000	US$’000		US$’000	US$’000	US$’000	US$’000

John Gillard	President and Chief Executive Officer	660	441	*	—	38	1,139	1,213
Ronan O’Caoimh	Director, Founder & Executive Advisor	60	—		—	—	60	84
Jim Walsh	Executive Director Business Development	48	—		—	—	48	83
Tom Lindsay	Independent Director	52	—		—	—	52	57
Andrew Omidvar	Independent Director	51	—		—	—	51	57
Paul Tivnan	Independent Director	15	—		—	—	15	—
		886	441		—	38	1,365	1,494

* Amount relates to a bonus provision for the year ended December 31, 2025. The final amount remains subject to confirmation.

As at December 31, 2025, there was US$1,052,000 (2024 US$440,000) accrued to provide pay, pension, retirement or similar benefits for the directors.

In 2025, no share options were granted by the directors to subscribe for ‘A’ ordinary shares (or ADSs). Accordingly, there were no net options granted during the year (2024: 2,606,000).

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

For the financial year ended December 31, 2025, our non-director executive officers as a group, received aggregate compensation of US$1,187,000 for services they rendered in all capacities during 2025, which amount includes base salary, commissions, bonuses, ex gratia payments and benefits in kind, excluding share options.

This does not include any of the directors listed above. Compensation paid to Ms. Tallon, Dr. Wells and Ms. O’Connor for their service during 2025 is included in the aggregate compensation disclosed for executive officers.

C.	Board Practices

Our Articles of Association provide that one third of the directors for the time being other than a director holding an executive office with us or, if their number is not three or a multiple of three, then the number nearest to, but not exceeding, one third shall retire from office at each annual general meeting but if at any annual general meeting the number of directors who are subject to retirement by rotation is two, one of such directors shall retire and, if the number of such directors is one, that director shall retire. The directors to retire at each annual general meeting shall be the directors who have been longest in office since their last appointment. As between directors of equal seniority the directors to retire shall, in the absence of agreement, be selected from among them by lot. Subject as aforesaid, a retiring director shall be eligible for re-appointment and shall act as a director throughout the meeting at which he retires.

The Board of Directors may establish committees pursuant to authority delegated under the Company’s Articles of Association, including audit, remuneration and employee compensation committees.

The Company typically has a Remuneration Committee acting under authority delegated by the Board. which is responsible for considering and approving executive directors’ remuneration including bonuses and share-based awards. The Board has from time to time appointed independent consulting firms to advise the Board on recruitment and compensation matters for directors and senior management.

The Audit Committee reviews the Group’s annual and interim financial statements and reviews reports from management on the effectiveness of the Group’s internal controls. It also oversees the appointment, scope and performance of  the external auditors, reviews the scope and results of the external audit and monitors the relationship with the auditors.

The Board of Directors has established an employee compensation committee consisting of the CEO and CFO. This committee has delegated authority from the Board to approve share-based compensation grants to employees of the Group, other than executive directors, pursuant to the terms of the Employee Share Option Plan.

The Company may also operate a Nomination Committee for appointments to the Board of Directors.

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

The Articles include a provision which, subject to the provisions of the Companies Act 2014 as aforesaid, entitles every present and former director and other officer of the Company to be indemnified out of the assets of the Company (other than any person (whether an officer or not) engaged by the Company as auditor) against any loss or liability incurred by him or her for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company or otherwise incurred by him or her in the execution and discharge of his or her duties to the Company.

Under the Companies Act 2014 and the Articles, the Company may purchase and maintain directors’ and officers’ liability insurance, at the expense of the Company, for the benefit of any of its present and former Directors and other officers.

D.	Employees

The following table details certain data on the average number of employees of Trinity Biotech and its consolidated subsidiaries, including full-time, part-time, and temporary personnel who work under the direction and supervision of the Company:

	Year Ended December 31
	2025	2024	2023
Numbers of employees by geographic location
United States	113	174	203
Ireland	133	185	143
United Kingdom	3	1	-
Brazil	38	41	34
Total workforce	287	401	380
Numbers of employees by category of activity
Research scientists & technicians	25	33	23
Manufacturing/Operations	166	246	207
Quality Assurance	25	40	51
Finance/Administration	49	49	73
Sales & Marketing	22	33	26
Total workforce	287	401	380

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

As of  March 31, 2026, our directors and executive officers as a group, then consisting of 8 persons, held options to purchase an aggregate of 29,593,337‘A’ Ordinary shares (1,479,669 ADS equivalent), having exercise prices ranging from US$0.12 per ‘A’ ordinary share (US$2.40 per ADS) to US$0.73 per ‘A’ ordinary share (US$14.60 per ADS) and expiration dates ranging from 2026 to 2031. Any options granted prior to the fourth quarter of 2022 vest over a two to four year period and have no performance conditions. The options granted in and since the fourth quarter of 2022 are performance share options.

The following table sets forth certain information as of March 31, 2026, regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of ‘A’ Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Ronan O’Caoimh (3)	17,129,996	4.2%
John Gillard (4)	11,200,000	2.7%
Andrew Omidvar (5)	612,500	0.2%
Paul Tivnan	-	-
Matthew Wictome	-	-
Paul Murphy	-	-
Eibhlín Kelly	-	-
Gary Keating	-	-
Executive officers and directors as a group (8 persons)	28,942,496	6.9%

*	Less than 1%

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

(2)       The percentages shown are based on 405,017,380 ‘A’ Ordinary Shares issued and outstanding as of March 31, 2026.

(3)       Represents (a) 9,724,160 ‘A’ ordinary shares and (b) 7,405,836 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2026. Includes options issued to Darnick Company which in the past provided Trinity Biotech with the services of Mr. O’Caoimh as Chief Executive Officer.

(4)       Represents (a) 200,000 ‘A’ ordinary shares and (b) 11,000,000 ‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2026.

(5)       Represents 612,500‘A’ ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of March 31, 2026.

As of March 31, 2026, 29,593,337 (1,479,669 ADS equivalent) of the options outstanding were held by the directors of Trinity Biotech as follows:

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

1 Includes options issued to Darnick Company which in the past provided us with the services of Mr. O’Caoimh as Chief Executive Officer

2 Share options with a hurdle price are structured such that they may only become exercisable into ADSs when the average closing price of our ADSs, for ten trading days out of the thirty previous trading days, is equal to or greater than the relevant hurdle price of US$5.00, US$7.50, US$10.00, $15.00, $20.00 and $25.00 per ADS (adjusted for any stock splits, reverse splits or equivalent reorganisations) during the life of the option. At 31 March, 2026, none of the directors’ share options with a hurdle price were exercisable as the hurdle price condition has not been achieved.

As of March 31, 2026 the following total options were outstanding:

	Number of ‘A’		Range of		Range of Exercise
	Ordinary Shares		Exercise Price		Price
	Subject to Options		per Ordinary Share		per ADS
Total options outstanding	40,017,505	$	US0.12-US$1.10	$	US2.40-US$25.80

Item 7.     Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2026, there were 405,017,380 ‘A’ Ordinary shares (excluding treasury shares) outstanding. Such total excludes 39,346,672 Ordinary shares issuable upon the exercise of outstanding options and 66,200,000 Ordinary shares issuable upon the exercise of outstanding warrants.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of March 31, 2026, by each person who we believe beneficially owns 5% or more of our outstanding ordinary shares and all of our directors and executive officers as a group. Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated.

	Number of ‘A’		Number of
	Ordinary Shares		ADSs
	Beneficially		Beneficially		Percentage
Name	Owned		Owned		ownership (2)
MiCo IVD Holdings, LLC	44,759,388	(3)	2,237,969	(3)	16.2%	(3)
Perceptive Credit Holdings III, LP	-	(4)	-	(4)	9.99%	(4)
Novus Diagnostics Ltd	22,399,760	(5)	1,119,988	(5)	5.5%	(5)
All directors and officers as a group	28,942,496	(1)	1,447,125	(1)	7.2%	(1)

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

(2)       The percentages shown are based on 405,017,380 ‘A’ Ordinary Shares outstanding (excluding treasury shares).

(3)       Based upon a Schedule 13D filed with the SEC on December 4, 2025, by MiCo IVD Holdings, LLC (“MiCo”) and the other reporting persons named therein. The percentage ownership in the table above includes 24,691,340 ‘A’ Ordinary shares, represented by 1,234,567 ADSs, that would be issuable upon conversion of MiCos Convertible Note a conversion price of U.S. $16.20 per ADS. The principal business address of MiCo IVD Holdings, LLC is 85 Orchard Road. Skillman, New Jersey 08558 United States.

(4)       Based upon a Schedule 13D/A filed with the SEC on January 26, 2026, by Perceptive Advisors LLC, Perceptive Credit Holdings II, L.P. and Perceptive Credit Holdings III, L.P. Perceptive does not currently own any issued ‘A’ Ordinary Shares of the Company. The percentage ownership in the table above reflects Perceptive’s beneficial ownership as reported in its Schedule 13D/A filing, which includes ordinary shares issuable upon conversion of Perceptive’s senior convertible note, the exercise of outstanding warrants, and the settlement of milestone and contingent payment obligations. The number of shares beneficially owned substantially exceeds the Company’s currently issued share capital however all such instruments are subject to a 9.9% beneficial ownership cap, which limits the number of ‘A’ Ordinary Shares that Perceptive may acquire at any one time. The principal business address of the parties noted above is 51 Astor Place 10th Floor, New York, NY 10003.

(5)       Based upon a Schedule 13D filed on March 6, 2026, by Novus Diagnostics Ltd. The principal business address of Novus Diagnostics Ltd.  is c/o NICB, DCU, Glasnevin, Dublin, D09NR58, Ireland.

Significant Changes in the Ownership of Major Shareholders

To our knowledge, other than as disclosed in the tables below there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023.

The following shareholders have disclosed ownership above 5% since January 1, 2023 but their ownership is below 5% as at March 31, 2026 according to their Schedule 13G filings, except as indicated otherwise.

	Number of ‘A’ Ordinary Shares Beneficially Owned	Number of ADSs Beneficially Owned (1)	Percentage ‘A’ Ordinary Shares	Percentage Total Voting Power	Date of Filing
Renaissance Technologies LLC	5,573,752	278,688	1.5%	1.5%	February 13, 2023
Stonehill Capital Management LLC	6,690,592	334,530	1.8%	1.8%	February 13, 2023

The ownership for the following shareholders rose above 5% since January 1, 2023:

	Number of ‘A’ Ordinary Shares Beneficially Owned	Number of ADSs Beneficially Owned (1)	Percentage ‘A’ Ordinary Shares		Percentage Total Voting Power		Date of Filing
MiCo IVD Holdings, LLC	44,759,388	2,237,969	11.2%	(1)	16.5%	(1)	December 17, 2024
Perceptive Credit Holdings III, LP	-	-	0.0%	(2)	9.99%	(2)	January 26, 2026

(1)       The percentage ownership in the table above for MiCo IVD Holdings, LLC includes the conversion of the maximum number of ‘A’ Ordinary Shares as permitted by the conversion terns of the Convertible Note.

(2)       The percentage ownership in the table above for Perceptive Credit Holdings II, L.P. and Perceptive Credit Holdings III, L.P. reflects the maximum percentage of ‘A’ Ordinary Shares that Perceptive is permitted to beneficially own under the 9.9% beneficial ownership cap contained in its financing agreements with the Company

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

B.	Related Party Transactions

The following is a description of our related party transactions since January 1, 2023.

The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr. O’Caoimh and Dr Walsh, a director and a former director respectively, of Trinity Biotech, and directly with Mr. O’Caoimh, to provide for current and potential future needs to extend its premises at IDA Business Park, Bray, Co. Wicklow, Ireland.

The Group entered into an agreement for a 25-year lease with JRJ effective from December 2003 for offices adjacent to its then premises at IDA Business Park, Bray, Co. Wicklow, Ireland with an annual rent is €381,000 (US$429,000). Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.

In 2007, the Group also entered into 25-year lease agreements with Mr. O’Caoimh and Dr Walsh for a 43,860 square foot manufacturing facility in Bray, Ireland. The annual rent for the manufacturing facility is €787,000 (US$887,000). Subsequent to the signing of this lease, the ownership of the building transferred from JRJ to Mr. O’Caoimh solely. A rent review became effective on 1 July 2022 and, following an independent valuation, the annual rent increased to €1,050,000 (US$1,183,000), with backdated rent accruing from that date. Included within overhead costs in cost of sales in 2024 is an amount of US$659,000 in respect of this backdated rent.

In 2016, the Group also entered into 10-year lease agreement with Mr. O’Caoimh for a warehouse of 16,000 square feet adjacent to the leased manufacturing facility in Bray, Ireland. The annual rent for the warehouse is €144,000 (US$162,000). A rent review became effective on 1 July 2021 and, following an independent valuation, the annual rent increased to €170,560 (US$192,245), with backdated rent accruing from that date. Included within overhead costs in cost of sales in 2024 is an amount of US$97,000 in respect of this backdated rent. The lease is due to expire in June 2026, and the Group intends to vacate the premises on expiry of the lease.

Independent valuers advised the Group that the rent in respect of each of the leases represents a fair market rent.

At the time that the arrangements were entered into, Trinity Biotech and its directors (except for Mr O’Caoimh and Dr Walsh who expressed no opinion on this point) believed they represented a fair and reasonable basis on which the Group could meet its ongoing requirements for premises. Dr Walsh has no ownership interest in the additional space adjoining the warehouse owned by Mr O’Caoimh and was therefore entitled to express an opinion on this arrangement.

In September 2024, the Company completed the acquisition of Metabolomics Diagnostics Ltd ("Metabolomics") for consideration of approximately US$0.9 million, satisfied through the issuance of approximately 0.27 million ADSs and the extinguishment of amounts owed to the Company totalling US$0.4 million. At the time of the acquisition, Dr. Jim Walsh, then a director of the Company, held a 6% minority shareholding in Metabolomics. Based on the net assets acquired and goodwill recognised, the value attributable to Mr. Walsh’s interest was estimated at approximately US$55,000. Dr. Walsh fully disclosed his interest, and the acquisition was approved unanimously by the board, with appropriate procedures followed to manage the potential conflict of interest, including the passing of a resolution under the Company's Constitution to authorise Mr. Walsh’s involvement in the decision-making process. The transaction was conducted at arm’s length, and the board determined that it was in the best interests of the Company.

At 31 December 2025, an amount of US$984,000 (2024: US$658,000) in respect of bonus compensation due to the Chief Executive Officer remained unpaid and is included within accrued expenses. The unpaid balance reflects a voluntary deferral agreed by the Chief Executive Officer. The balance is unsecured and bears no interest.

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

Item 8.     Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Export Sales

In the year ended December 31, 2025, the amount of our export sales (i.e., sales outside of Ireland) was approximately US$43.6 million which represents 99.6% of our total sales. In the year ended December 31, 2024, export sales were approximately US$61.4 million, or 99.8% of total sales, while in the year ended December 31, 2023, export sales totaled approximately US$56.7 million, representing 99.8% of total sales.

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

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2025.

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

Irish Law

Each of Trinity Biotech’s principal subsidiary undertakings incorporated in Ireland (refer to Item 18, Note 32) is registered as a private company limited by shares under the Companies Act 2014. Pursuant to Irish law, Trinity Biotech must maintain a register of its members. This register is open to inspection by members free of charge and to any individual on the payment of a nominal fee. The books containing the minutes of proceedings of the general meetings of Trinity Biotech are required to be kept in Ireland and are kept at the registered office of the Company and are open to the inspection of any member without charge. Minutes of meetings of the board of directors are not open to inspection by shareholders. Trinity Biotech is also obliged to keep proper accounting records. Shareholders do not have a statutory right to inspect the accounting records of the Company. The only financial records, which are available to members, are the statutory financial statements, which are sent to members together with the Company’s annual report. Irish law also obliges Trinity Biotech to file information regarding certain events relating to the Company (such as changes to share rights, changes to the board of directors etc). This information is filed with the Companies Registration Office in Ireland and is open to public inspection. The Companies Act 2014 permits members to approve certain corporate actions by written resolution, provided that the relevant resolution is signed by all the members for the time being entitled to vote and attend at general meeting. A general meeting can be convened by members holding not less than 50 per cent of the paid-up share capital of the Company carrying voting rights at general meetings. In addition, the directors of the Company are required to convene a general meeting forthwith upon the deposit of a requisition signed by members holding not less than one-tenth of the paid up share capital of the Company carrying voting rights at general meetings. Trinity Biotech is generally permitted, subject to Irish company law, to issue shares with preferential rights, including preferential rights as to voting, dividends or rights to a return of capital on a winding up of the Company. Any member who complains that the affairs of the Company are being conducted or that the powers of the directors of the Company are being exercised in a manner oppressive to them or any of the members, or in disregard of their interests as members, may apply to the Irish Courts for relief. Shareholders do not have a general right to bring proceedings in respect of wrongs done to the Company.

Directors have extensive and wide–ranging duties under Irish law. These arise from both common law and statute (principally the Companies Act 2014, which codified a number of key fiduciary duties). Our directors owe their duties individually and primarily to Trinity Biotech and not its shareholders (although there is a requirement that directors consider the interests of employees in addition to those of the Company). Additionally, directors will also need to have regard to the interests of creditors, where a director believes, or has reasonable cause to believe, that a company is, or is likely to be, unable to pay its debts, or becomes aware of the company’s insolvency. All directors have equal and overall responsibility for the management of the Company. Directors who also serve as employees will have additional responsibilities and duties arising under their employment agreements and may be expected to exercise a greater degree of skill and diligence than non-executive directors. Those duties include duties to act in good faith in the interests of Trinity Biotech, to act honestly and responsibly in the conduct of the Company’s affairs, to act in accordance with the Company’s Constitution and exercise their powers only for purposes allowed by law, not misuse the Company’s property, not agree to restrict their power to exercise an independent judgment (subject to limited exceptions) and avoid conflicts of interest (unless they are properly released). A director must exercise the care, skill and diligence which would be exercised in the same circumstances by a reasonable person having the knowledge and experience that (a) may reasonably be expected of a person in the same position as the director and (b) which that particular director has. Additional statutory duties include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, the maintenance of certain statutory registers and making certain filings and the disclosure of personal interests. When directors, as agents in transactions, make contracts on behalf of the Company, they generally incur no personal liability under these contracts. It is Trinity Biotech, as principal, which will be liable under these contracts, as long as the directors have acted within Trinity Biotech’s objects and within their own authority. A director who commits a breach of their duties shall be liable to Trinity Biotech for any profit made by them or for any damage suffered by Trinity Biotech as a result of the breach. In addition to the above, a breach by a director of their duties may (where relevant) lead to the summary dismissal of the director, civil or criminal sanction from a Court, including penalties or imprisonment, and/or the imposition of orders restricting or disqualifying the director from acting as a director.

C.	Material Contracts

Other than contracts entered into in the ordinary course of business, the following represents the material contracts entered into by the Group:

Credit Agreement and Senior Convertible Note

Our senior secured term loan facility with Perceptive Credit Holdings III, LP is governed by the Sixth Amended and Restated Credit Agreement and Guaranty, dated as of August 7, 2025, as amended on October 16, 2025 and December 22, 2025 and April 30, 2026 (as amended, the “Credit Agreement”). Amendments in 2025 provided additional term loans of US$2.0 million (on August 7, 2025), US$2.0 million (on October 16, 2025) and US$5.0 million (on December 22, 2025). As of December 31, 2025, aggregate outstanding principal of the Term Loans was US$108.0 million.

Interest accrues at a rate equal to Term SOFR plus the applicable margin, subject to a 4.00% SOFR floor. The applicable margin is 8.75% per annum while aggregate Term Loan principal is at least US$50.0 million, stepping down to 5.25% per annum when aggregate principal falls below US$50.0 million. Accrued interest is payable in arrears on scheduled payment dates, except that interest for the periods September 2024 through January 2026 is payable as PIK interest and added to principal.

The December 22, 2025 amendment extended the maturity date to January 15, 2027. The Credit Agreement permits optional prepayments subject to the prepayment premiums set forth therein.

The obligations under the Credit Agreement are secured by substantially all of our property and assets, including our equity interests in our subsidiaries. The Credit Agreement contains financial covenants requiring that we (a) maintain agreed levels of unrestricted cash, which must be held in one or more accounts subject to the security interests of the lender, and (b) achieve specified minimum total revenue requirements for the twelve months preceding each quarter end. In addition, the Credit Agreement contains covenants that restrict our ability to finance future operations or capital needs or to engage in other business activities.

In connection with the December 22, 2025 amendment, we issued a senior convertible note evidencing the Term Loans outstanding under the Credit Agreement at the time.  Under the December 22, 2025 Agreements up to US$60.0 million of the aggregate principal amount of the Convertible Note was convertible at the holder’s election into ADSs, at a conversion price of 97% of the VWAP of the ADSs at the time of each such conversion, subject to a floor price of US$1.03 (the “Conversion Price”) and a beneficial ownership cap. The Convertible Note restricts the conversion thereof to the extent that, upon such conversion, the number of the Company’s ordinary shares then beneficially owned by the holder and its “Attribution Parties” (as defined in the Convertible Note), including its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group,” would exceed 9.9% of the total number of ordinary shares then outstanding (the “Perceptive Beneficial Ownership Cap”).

In connection with the December 22, 2025 amendment, we also entered into a related Conversion Rights Agreement regarding certain WaveForm obligations owed to Perceptive Advisors, as described below.

On April 30, 2026, the Group entered into a third amendment to its Credit Agreement with Perceptive and a related amendment and restatement of the Senior Convertible Note. The amendment to the Credit Agreement provided for, among other things, an additional US$2.5 million term loan borrowing, the payment of certain interest through April 2026 as PIK interest, and a limited waiver of certain financial covenants. In connection with these amendments, the aggregate principal amount of indebtedness subject to conversion was increased from US$60.0 million to US$72.5 million. Under the amended and restated Senior Convertible Note, up to US$72.5 million of the aggregate principal amount of the Convertible Note is convertible, at the holder’s election, into ADSs, at a conversion price of 97% of the VWAP of the ADSs at the time of each such conversion, subject to the minimum conversion price of $0.5061 (equal to 75% of the 30 day VWAP of the Company’s ADSs for the period ended April 22, 2026). This amended conversion price also applies to amounts convertible pursuant to the Conversion Rights Agreement, as described below. All conversions remain subject to the beneficial ownership limitations and other terms and conditions set out in the relevant agreements.

Conversion Rights Agreement

In addition, on December 22, 2025, Trinity Biotech plc and TRIB Biosensors Inc. (“TRIB B”) Perceptive Credit Holdings II, L.P entered into a conversion rights agreement with Perceptive Credit Holdings II, L.P. (the “Conversion Rights Agreement”), pursuant to which we and Perceptive agreed to permit a US$5.0 million payment obligation of TRIB B owed to Perceptive in connection with the Waveform acquistion (the “Milestone Payment Obligation”) to be satisfied, at Perceptive’s election, by converting that obligation (in whole or in part) into our ADSs at the Conversion Price, as defined above, at the time of each such conversion. The Conversion Rights Agreement also provided for the termination of TRIB B’s contingent payment obligation in connection with the Waveform acquisition of up to US$15.0 million in exchange for TRIB B’s agreement to pay US$7.5 million to Perceptive, and the parties’ agreement to permit that obligation to be satisfied (in whole or in part), at Perceptive’s election, by converting such obligation into ADSs at the Conversion Price at the time of each conversion. Perceptive’s ability to convert obligations under the Conversion Rights Agreement is also subject to the Perceptive Beneficial Ownership Cap.

Standby Equity Purchase Agreement

On February 24, 2026, we entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD. (“Yorkville”), pursuant to which the Company may, at its option, sell to Yorkville up to US$25 million in aggregate gross purchase price (the “Commitment Amount”) of ADSs. Subject to certain limitations and conditions set forth in the SEPA, ADSs may be sold to Yorkville at our discretion from time to time until the earlier of (i) February 24, 2029, and (ii) the date Yorkville has purchased the total Commitment Amount under the SEPA, such period being the “Commitment Period.” From time to time, and at our sole discretion, we may present Yorkville with Advance Notices (as defined in the SEPA) to purchase our ADS. The ADSs will be sold at a price per ADS equal to (a) in the event the Company elects a three trading day pricing period, 0.97 multiplied by the lowest daily VWAP of the ADSs during that pricing period, and (b) in the event the Company elects a one trading day pricing period, 0.95 multiplied by the VWAP of the ADSs during the pricing period.

Under the SEPA, the maximum number of ADSs we may elect to sell pursuant to an Advance Notice may not exceed the greater of (i) 100% of the average of the reported daily trading volume of our ADSs on our principal trading market during the five consecutive Trading Days immediately preceding that Advance Notice or (ii) 250,000, unless otherwise mutually agreed in writing. Purchases pursuant to an Advance Notice electing a single day pricing period are also subject to a volume threshold which, if not met, may result in a reduction to the number of ADSs to be purchased to 30% of that days’ trading volume. The SEPA also prohibits us from directing Yorkville to purchase ADSs if those ADSs, when aggregated with all other ADSs or ordinary shares then beneficially owned by the Yorkville and its affiliates, would result in Yorkville and its affiliates beneficially owning more than 4.99% of our then-outstanding ordinary shares.

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

In August 2025, in connection with the sixth amendment to the senior secured term loan credit facility, Perceptive received new warrants to purchase an additional 750,000 ADSs at an exercise price of US$0.86 per ADS.

Securities Purchase Agreement and Convertible Note related to MiCo Investment

In May 2022, the Company completed a US$45.2 million investment from MiCo IVD Holdings LLP. The investment consisted of an equity investment of approximately US$25.2 million (2.24 million ADSs at a price of US$11.25 per ADS) and a seven-year, unsecured US$20 million junior convertible note, with a fixed interest rate of 1.5% and an ADS conversion price of US$16.20 per ADS. The convertible note mandatorily converts into ADS if the volume weighted average price of the Company’s ADSs is at or above US$16.20 for any five consecutive NASDAQ trading days.

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

In 2011, the Board decided that it was an appropriate time to commence a dividend policy for the first time in the Company’s history, but the payment of dividends has subsequently been suspended (see section below on Dividend Policy). The payment of a dividend is generally subject to dividend withholding tax (“DWT”) at the standard rate of income tax in force at the time.  The current DWT rate is 25% in respect of dividends paid on or after 1 January 2020. Under current legislation, where DWT applies, Trinity Biotech will be responsible for withholding it at source and paying it to the Irish Revenue.

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

Individual Irish Holders may, depending on their individual circumstance, be subject to income tax on the gross amount of any dividend (that is the amount of the dividend received plus any DWT withheld), at their marginal rate of income tax, currently either 20% or 40% depending on the individual’s circumstances, as well as Pay Related Social Insurance (“PRSI”) of up to 4.2% and the Universal Social Charge up to 11% (“USC”). Individual Irish Holders will be able to claim a credit against their resulting income tax liability and USC liability in respect of DWT withheld.

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

Disposals of Ordinary Shares or ADSs

Irish Holders that acquire ordinary shares or ADSs will generally be considered, for Irish tax purposes, to have acquired their ordinary shares or ADSs at a base cost equal to the amount paid for the ordinary shares or ADSs. On subsequent dispositions, ordinary shares or ADSs acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a “first in first out” basis before ordinary shares or ADSs acquired at a later time (unless the ordinary shares or ADSs were acquired within four weeks prior to the disposition). Irish Holders that dispose of their ordinary shares or ADSs will be subject to Irish capital gains tax (“CGT”) to the extent that the proceeds realised from such dispositions exceed the indexed base cost of the ordinary shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 33% and this applies to disposals made on or after 6 December 2012. Indexation of the base cost of the ordinary shares or ADSs is available up to 31 December 2002, and only in respect of ordinary shares or ADSs held for more than 12 months prior to their disposal.

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

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act. In addition, while our officers and directors are subject to the beneficial ownership reporting requirements of Section 16(a) of the Exchange Act, they remain exempt from the “short-swing” profit recovery provisions of Section 16(b) and the short sale restrictions of Section 16(c) of the Exchange Act.

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

Trinity Biotech estimates that the maximum effect of a rise of one percentage point in one of the principal variable interest rates to which the Group is exposed would be an increase in the loss before tax for December 31, 2025 by approximately 3.0%.

Exchange rate sensitivity

At year-end 2025, the total net liability denominated in currencies other than the US Dollar, principally the Euro, Brazilian Real, Canadian Dollar, Swedish Krona and Great British Pound was US$20.5 million.

A strengthening or weakening of the US Dollar by 10% against all the other currencies in which the Group operates, would have the approximate effect of increasing or reducing the Group’s 2025 year-end net worth by approximately US$2.1 million.

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

At December 31, 2025 the Group’s borrowings were at a mixture of variable and fixed rates of interest. The senior secured term loan accrues interest at an annual rate equal to 8.75% plus the greater of (a) the Term SOFR Reference Rate and (b) 4% per annum. The exchangeable notes are at a fixed rate of interest of 4% and the convertible note is at a fixed rate of interest of 1.5%. At December 31, 2025 the carrying value of the Group’s indebtedness totalled US$124,555,000 (2024: US$88,002,000) at interest rates of 1.5% to 12.75%.

In broad terms, a one-percentage point increase in interest rates would increase interest expense by US$1,080,000 (2024: increase in interest expense of US$724,000).

The majority of the Group’s activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group’s Euro and Brazilian Real denominated expenses as a result of the movement in the exchange rate between the US Dollar and those currencies. The Group did not engage in foreign currency hedging in 2025.

The Group had foreign currency denominated cash balances equivalent to US$1,106,000 at December 31, 2025 (2024: US$851,000).

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

In August 2025, in connection with the sixth amendment to the senior secured term loan credit facility, Perceptive received new warrants to purchase an additional 750,000 ADSs at an exercise price of US$0.86 per ADS.

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

Evaluation of Disclosure Controls and Procedures

The Group’s disclosure and control procedures are designed so that information required to be disclosed in reports filed or submitted under the Securities Exchange Act 1934 is prepared and reported on a timely basis and communicated to management, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934 as of the end of the period covered by this Form 20-F. The Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures were effective as of December 31, 2025.

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

Management has assessed the effectiveness of internal control over financial reporting based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2025.

Since Trinity Biotech is a non-accelerated filer, our auditor, Grant Thornton, an independent registered public accounting firm, is not required to issue an attestation report on the Group’s internal control over financial reporting as of December 31, 2025.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

16A. Audit Committee Financial Expert

Mr. Paul Tivnan is an independent director who joined as a member of the Audit Committee in September 2025. Our board of directors has determined that Mr. Paul Tivnan meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

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

16B. Code of Ethics

Trinity Biotech has adopted a code of ethics that applies to the Chief Executive Officer, Chief Financial Officer and all organisation employees. Written copies of the code of ethics are available free of charge upon written request to us at the address on the first page of this annual report. If we make any substantive amendments to the code of ethics or grant any waivers, including any implicit waiver, from a provision of these codes to our Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer, we will disclose the nature of such amendment or waiver on our website.

16C. Principal Accountant Fees and Services

Fees Billed by Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by our independent public accountants and the percentage of each of the fees out of the total amount billed by the accountants.

	Year ended December 31,		Year ended December 31,
	2025		2024
	US$’000%		US$’000%
Audit	1,511	83%	1,244	90%
Tax	315	17%	141	10%

Total	1,826		1,385

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

None.

Share Buyback

Trinity Biotech did not purchase any of its own shares during 2025 or 2024.

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

We maintain a cybersecurity risk management programme designed to identify, assess, and manage risks to the confidentiality, integrity, and availability of our information systems and data. Our programme incorporates multiple layers of preventative and detective security controls, aligned with recognised industry frameworks, like the NIST Cybersecurity Framework. These controls support our ability to safeguard operational, financial, and personal data used across our global business.

Our approach to cybersecurity risk management includes:

•          Threat Monitoring and Protection: We employ next‑generation firewalls, endpoint protection, antivirus tools, email filtering, and security logging to monitor our environment for malicious or unauthorised activity.

•          Access and Identity Security: Multi‑factor authentication is implemented across the organisation, and access to systems is controlled using least‑privilege principles. Periodic user access recertification is performed, and segregation of duties is independently reviewed where relevant.

•          Vulnerability and Patch Management: Routine vulnerability scanning and patch deployment practices ensure timely remediation of identified risks. Exceptions to patching windows are documented and reviewed as part of IT governance procedures.

•          Backups and Business Continuity: We operate centralised and site‑level backup processes, incorporating cloud and offsite storage to protect critical data. Disaster recovery capabilities vary by location, and we continue to invest in improving response and restoration times.

•          Incident Management: We maintain formal Incident and Problem Management processes, including defined escalation paths to the CIO and senior management for any major or security‑related incidents. Regular reviews and root‑cause analyses support our commitment to continuous improvement.

•          Security Awareness: Employees receive cybersecurity and data‑protection training, including simulated phishing exercises, policy refreshers, and updates on emerging threats.

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

Governance

Oversight of cybersecurity risk forms part of the Board of Directors’ general risk oversight responsibilities.  Our Chief Information Officer (CIO) is responsible for the day-to-day implementation and ongoing development of our cybersecurity program.

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

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page 107 of this Annual Report. The audit report of Grant Thornton (PCAOB ID 1402), independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Trinity Biotech plc

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Trinity Biotech plc and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going concern

As discussed in Note 1(iii) to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency.  Management’s evaluation of the events and conditions and managements’ plans to mitigate these matters are also described in Note 1(iii).

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Impairment assessment of goodwill and long‑lived assets

Refer to Note 12 to the financial statements. As at December 31, 2025 prior to impairment analysis, the intangible assets of the Company totalled $59.1 million, property, plant and equipment of the Company totalled $5.5 million and prepayments of the Company totalled $1.7 million.  The Company recognised $2.2 million impairment during the year ended December 31, 2025.  In addition, the Company recognised intangible assets and goodwill of $9.0 million and property plant and equipment of $2.2 million in 2025.

The Company’s evaluation of the carrying value of long-lived assets for impairment involves the comparison of the recoverable amount of each cash generating unit (CGU) to its carrying value. In addition, the Company assessed certain individual assets by comparing their recoverable amounts to their respective carrying values. The Company used the value-in-use approach, which deploys a discounted cash flow model to estimate the recoverable amount.

This requires management to make significant estimates and assumptions related to discount rates, short-term forecasts of future revenues and margins, and long-term growth rates which drive net cash flows. Changes in these assumptions could have a significant impact on the recoverable amount, the amount of any impairment charge, or both.

The principal consideration for our determination that impairment of goodwill and long‑lived assets is a critical audit matter was the significant judgement required by management in estimating the recoverable amounts of certain CGUs and individual assets and comparing those amounts to their carrying values. We focused on CGUs which have significant non-current assets in the current year (collectively the “selected CGUs”) and certain individual assets which exhibited indicators of impairment.

This required a high degree of auditor judgement and an increased extent of effort, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions as described above.

Our audit procedures related to the impairment assessment of goodwill and long-lived assets, included the following, among others:

•         We identified the selected CGUs with significant non‑current assets and individual assets exhibiting impairment indicators, and evaluated the design effectiveness of controls over management’s selection of key assumptions used to determine their recoverable amounts.

•         We agreed the underlying cash flow forecasts against budgets of the selected CGUs and individual assets and we evaluated management’s ability to accurately forecast future revenue, margins and expenses by:

•         performing a look-back analysis and comparing actual results to management’s historical forecasts; and

•         assessing the reasonableness of cashflows of new and in-progress products.

•         We assessed the reasonableness of the valuation model used by the Company compared to generally accepted valuation practices and accounting standards.

•         We tested the mathematical accuracy of the discounted cash flow models, including the calculation of present values, terminal values, and internal consistency of assumptions applied across periods.

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

Going concern assessment

Refer to Note 1(iii) to the financial statements. Management concluded that it is appropriate to prepare the consolidated financial statements on a going concern basis. In making this assessment, the directors have considered the significant progress made on their multi-year transformation plan which was largely completed  by the end of 2025 and is expected to deliver significant annualised cost savings.

The directors also considered the continuing support obtained from the Company’s principal lender and largest investor.  During the year, the Company amended its lending agreement to defer the maturity date of its senior secured term loan of $108.0 million from July 2026 to January 2027. The amended agreement also allows the lender to convert up to $72.5 million of the existing term loan into equity.  The lender also provided a waiver in relation to the 31 December 2025 revenue covenant. The amendments provide additional flexibility to preserve liquidity while executing the Company’s updated strategy.

In addition, the Company expects to rely on equity funding, primarily through the issuance of ordinary shares under existing capital raising arrangements, to support ongoing operations and continued investment in the Group’s CGM development programme.

Lastly, the directors are undertaking an ongoing strategic realignment review of the Company’s businesses which can result in a potential sale of businesses and can generate material capital proceeds to reduce maturing obligations and support current projects.

Notwithstanding these plans, the Company has incurred recurring losses from operations, experienced net cash outflows from operating activities, and has a significant accumulated deficit.

The principal consideration for our determination that the going concern assessment as a critical audit matter due to the significant judgment required in evaluating the achievability of management’s forecasts, the successful execution of strategic realignment, the Company’s ability to obtain continued financial support from its principal lender and the ability to raise equity funding. These considerations require significant auditor judgment in assessing the uncertainties surrounding management’s assumptions on the Company’s ability to continue as a going concern.

Our audit procedures related to the going concern assessment included the following, among others:

•         We obtained an understanding, evaluated the design effectiveness of controls over management’s going concern assessment process.

•         We examined management’s assessment on going concern and performed an independent assessment of the inputs and assumptions used by management in preparing their cash flow forecast by comparing the assumptions and estimates used elsewhere in the preparation of the financial statements.

•         We reviewed management communication and revised agreements with the lender to extend the maturity of the senior secured term loan to January 2027. We also discussed with management the options being considered in relation to repayment plan of the senior secured term loan.

•         We reviewed the credit agreement and management’s assessment of compliance with debt covenants, including inspection of the revenue covenant waivers obtained for the periods December 31, 2025, March 31, 2026 and June 30, 2026, and the liquidity covenant waiver obtained for the period March 31, 2026 and April 30, 2026.

•         We considered subsequent events up to the date of the auditor’s report that may affect the going concern conclusion.

•         We evaluated the adequacy of the Company’s disclosures in the financial statements, including the description of substantial doubt and management plans as required by relevant accounting standards.

Revenue recognised under bill-and-hold arrangements

Refer to Note 31 to the financial statements. The Company recognised revenue under bill-and-hold arrangements amounting to $2.2 million for the year ended 31 December 2025, which were accounted for under the criteria set by IFRS 15 “Revenue from Contracts with Customers”.

The determination of whether the criteria for recognising revenue before delivery of the goods had been met require significant judgement.

The principal considerations for our determination that revenue recognised under bill‑and‑hold arrangements is a critical audit matter were the significant judgments involved in evaluating whether the criteria for bill‑and‑hold revenue recognition had been met. These included assessing whether the customer’s request was substantive, whether the product was complete and ready for transfer, whether the goods were segregated and not available for alternative use, and whether control had effectively transferred to the customer. The complexity and judgment involved in evaluating these conditions increased the risk of premature or inappropriate revenue recognition, which required significant auditor attention.

Our audit procedures related to revenue recognised under bill-and-hold arrangements included the following, among others:

•         We evaluated the design effectiveness of certain internal controls related to the Company's revenue recognition and cut-off process, including controls over assessment of whether the bill-and-hold criteria are met.

•         We inspected customer requests, contracts, letter of ownership, supporting documentation and correspondence to assess whether the arrangements met the criteria for bill‑and‑hold revenue recognition under the applicable accounting framework.

•         We sent confirmation letters to those customers under bill-and-hold arrangements to confirm the arrangement.

•         We observed or inspected evidence that the arrangement is substantive and the goods were segregated, and not available for alternative use, including physical verification where appropriate.

•         We tested the timing and accuracy of revenue recognised for bill‑and‑hold transactions and evaluated whether disclosures in the financial statements were complete and appropriate.

/s/ GRANT THORNTON

Dublin, Ireland

We have served as the Company’s auditor since 2008.

April 30, 2026

CONSOLIDATED STATEMENT OF OPERATIONS

		Year ended December 31
		2025	2024	2023
		Total	Total	Total
	Notes	US$‘000	US$‘000	US$‘000
Revenues	2	43,785	61,555	56,832
Cost of sales		(26,898)	(40,114)	(37,382)

Gross profit		16,887	21,441	19,450
Other operating income/(expense)	4	1,870	(1,787)	141
Research and development expenses		(3,629)	(4,543)	(4,379)
Selling, general and administrative expenses		(24,674)	(28,815)	(31,152)
Selling, general and administrative expenses – Transformation costs	5	(4,252)	(4,181)	-
Once off items	5	186	(1,872)	-
Impairment charges	5	(2,177)	(1,408)	(11,105)

Operating loss		(15,789)	(21,165)	(27,045)
Financial income	6	-	-	1,171
Financial expenses	6	(21,388)	(9,565)	(11,053)

Net financing expense		(21,388)	(9,565)	(9,882)

Loss before tax	7, 9	(37,177)	(30,730)	(36,927)
Total income tax (expense)/credit	2, 7	(199)	(486)	59

Loss for the year on continuing operations	2, 10	(37,376)	(31,216)	(36,868)

(Loss)/profit for the year on discontinued operations	8	-	(573)	12,850

Loss for the year (all attributable to owners of the parent)	2, 10	(37,376)	(31,789)	(24,018)

Basic loss per ADS (US Dollars) – continuing operations	10	(2.0)	(1.7)	(4.8)
Diluted loss per ADS (US Dollars) – continuing operations	10	(2.0)	(1.7)	(4.8)

Basic loss per ‘A’ ordinary share (US Dollars) – continuing operations	10	(0.1)	(0.1)	(0.2)
Diluted loss per ‘A’ ordinary share (US Dollars) – continuing operations	10	(0.1)	(0.1)	(0.2)

Basic loss per ADS (US Dollars) – group	10	(2.0)	(1.8)	(3.1)
Diluted loss per ADS (US Dollars) – group	10	(2.0)	(1.8)	(3.1)

Basic loss per ‘A’ ordinary share (US Dollars) – group	10	(0.1)	(0.1)	(0.2)
Diluted loss per ‘A’ ordinary share (US Dollars) – group	10	(0.1)	(0.1)	(0.2)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year Ended December 31
		2025	2024	2023
	Notes	US$‘000	US$‘000	US$‘000
Loss for the year	2	(37,376)	(31,789)	(24,018)
Other comprehensive (loss)/profit
Items that will be reclassified subsequently to profit or loss
Foreign exchange translation differences		(316)	245	69

Other comprehensive (loss)/profit		(316)	245	69

Total Comprehensive Loss (all attributable to owners of the parent)		(37,692)	(31,544)	(23,949)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31
		2025	2024
	Notes	US$‘000	US$‘000
ASSETS
Non-current assets
Property, plant and equipment	11	5,302	4,621
Goodwill and intangible assets	12	56,987	51,343
Financial assets	13	2,773	2,455
Deferred tax assets	14	3,924	3,553
Derivative financial instruments	23	249	166
Other assets	15	28	28

Total non-current assets		69,263	62,166

Current assets
Inventories	16	18,828	19,374
Trade and other receivables	17	11,480	16,065
Income tax receivable		456	518
Cash and cash equivalents	18	5,138	5,167

Total current assets		35,902	41,124

TOTAL ASSETS	2	105,165	103,290

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	19	40	4,190
Share premium		63,800	63,397
Treasury shares	19	(24,922)	(24,922)
Accumulated deficit		(116,169)	(79,117)
Translation reserve	19	(5,777)	(5,461)
Equity component of convertible note	19, 23	6,709	6,709
Other reserves	19	4,337	23

Total deficit		(71,982)	(35,181)

Current liabilities
Senior secured term loan	23	108,015	-
Income tax payable		348	364
Trade and other payables	21	29,703	26,782
Provisions	22	345	2,454
Exchangeable notes and other borrowings	23	210	210
Lease liabilities	24	2,588	2,285

Total current liabilities		141,209	32,095

Non-current liabilities
Senior secured term loan	23	-	72,391
Derivative financial liability	23	3,320	1,658
Convertible note	23	16,330	15,401
Contingent consideration	23	-	1,813
Provisions	22	781	75
Lease liabilities	24	10,840	10,477
Deferred tax liabilities	14	4,667	4,561

Total non-current liabilities		35,938	106,376

TOTAL LIABILITIES	2	177,147	138,471

TOTAL EQUITY AND LIABILITIES		105,165	103,290

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital ‘A’ ordinary shares	Share premium	Treasury Shares	Translation reserve	Equity Component of convertible Note	Other reserves	Accumulated (deficit)/surplus	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2023	1,963	46,458	(24,922)	(5,775)	6,709	86	(26,695)	(2,176)
Loss for the period	-	-	-	-	-	-	(24,018)	(24,018)
Other comprehensive income	-	-	-	69	-	-	-	69

Total comprehensive loss	-	-	-	69	-	-	(24,018)	(23,949)
Shares issued in the year (Note 19)	9	161	-	-	-	(63)	-	107
Share-based payments (Note 20)	-	-	-	-	-	-	2,069	2,069

Balance at December 31, 2023	1,972	46,619	(24,922)	(5,706)	6,709	23	(48,644)	(23,949)
Balance at January 1, 2024	1,972	46,619	(24,922)	(5,706)	6,709	23	(48,644)	(23,949)
Loss for the period	-	-	-	-	-	-	(31,789)	(31,789)
Other comprehensive income	-	-	-	245	-	-	-	245

Total comprehensive loss	-	-	-	245	-	-	(31,789)	(31,544)
Shares issued in the year (Note 19)	2,218	16,778	-	-	-	-	-	18,996
Share-based payments (Note 20)	-	-	-	-	-	-	1,316	1,316

Balance at December 31, 2024	4,190	63,397	(24,922)	(5,461)	6,709	23	(79,117)	(35,181)
Balance at January 1, 2025	4,190	63,397	(24,922)	(5,461)	6,709	23	(79,117)	(35,181)
Loss for the period	-	-	-	-	-	-	(37,376)	(37,376)
Other comprehensive income	-	-	-	(316)	-	-	-	(316)

Total comprehensive loss	-	-	-	(316)	-	-	(37,376)	(37,692)
Shares issued in the year (Note 19)	164	449	-	-	-	-	-	613
Reclass on reduction of nominal value of shares (Note 19)	(4,314)	-	-	-	-	4,314	-	-
Share-based payments (Note 20)	-	-	-	-	-	-	324	324
Share issue expenses	-	(46)	-	-	-	-	-	(46)

Balance at December 31, 2025	40	63,800	(24,922)	(5,777)	6,709	4,337	(116,169)	(71,982)

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year Ended December 31,
		2025	2024	2023
	Notes	US$‘000	US$‘000	US$‘000
Cash flows from operating activities
Loss for the year		(37,376)	(31,789)	(24,018)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation	9, 11	1,299	675	831
Amortisation	9,12	1,385	1,190	946
Income tax expense/(credit)	7	199	486	(59)
Financial income	6	-	-	(1,171)
Financial expense	6	21,388	9,565	11,053
Share-based payments (net of capitalized amounts)	20	324	1,316	2,069
Foreign exchange gains/(losses) on operating cash flows		(1,102)	1,010	238
Movement in inventory provision	16	629	2,113	2,291
Inventory write off		-	1,884	-
Impairment of property, plant and equipment	5, 11	33	612	3,772
Impairment of intangible assets	5, 12	2,144	1,596	5,833
Once off items		(186)	-	-
Liabilities related to financial assets (reversal)/written off	5, 13	-	(800)	1,500
Gain on sale of business	8	-	-	(12,718)
Transformation provision		187	361	-
Other non-cash items		(908)	2,505	257

Operating cash flows before changes in working capital		(11,984)	(9,276)	(9,176)
Decrease/ (increase) in trade and other receivables		4,920	(2,368)	1,047
Decrease/ (increase) in inventories		90	(1,742)	(971)
Increase/ (decrease) in trade and other payables		1,391	8,185	(2,769)

Cash used in operations		(5,583)	(5,201)	(11,869)
Interest received		-	-	-
Income taxes (paid)/ received		(346)	1,010	312

Net cash used in operating activities		(5,929)	(4,191)	(11,557)

Cash flows from investing activities

Payments to acquire intangible assets	12	(6,135)	(9,659)	(1,901)
Acquisition of property, plant and equipment	11	(88)	(405)	(803)
Payments to acquire financial asset	13	-	-	(700)
Proceeds from sale of business (net of transaction costs)	8	-	-	28,160
Payments to acquire trades or businesses	29	-	(12,904)	-

Net cash (used in)/generated by investing activities		(6,223)	(22,968)	24,756

Cash flows from financing activities
Issue of ordinary share capital including share premium (net of issuance costs)	19	547	7,391	-
Proceeds from shares to be issued		-	-	-
Net proceeds from senior secured term loan	23	15,000	30,176	5,000
Expenses paid in connection with debt financing	23	-	-	(147)
Repayment of senior secured term loan	23	-	-	(10,050)
Penalty for early settlement of term loan	23	-	-	(905)
Interest paid on senior secured term loan		-	(5,946)	(7,314)
Interest paid on convertible note	28	(300)	(300)	(300)
Interest paid on exchangeable notes	28	(8)	(8)	(8)
Payment of lease liabilities	28	(3,187)	(2,503)	(2,318)

Net cash generated by/(used in) financing activities		12,052	28,810	(16,042)

(Decrease)/ increase in cash and cash equivalents and short-term investments		(100)	1,651	(2,843)
Effects of exchange rate movements on cash held		71	(175)	(44)
Cash and cash equivalents and short-term investments at beginning of year		5,167	3,691	6,578

Cash and cash equivalents and short-term investments at end of year	18	5,138	5,167	3,691

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc (“the Company”) and its subsidiaries (together the “the Group”) are set out below.

i)	General information

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

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). The IFRS applied are those effective for accounting periods beginning January 1, 2025. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, in relation to the 2025 consolidated financial statements there are no differences regarding the effective date of new IFRS relevant to Trinity Biotech as issued by the IASB and as adopted by the EU. In relation to prior periods presented, none of the differences are relevant in the context of Trinity Biotech and the consolidated financial statements comply with IFRS both as issued by the IASB and as adopted by the EU.

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

As reflected in the accompanying consolidated financial statements, for the years ended December 31, 2025 and 2024, the Group recorded a loss of US$37.4 million and a loss of US$31.8 million, respectively. For the year ended December 31, 2025 we reported cash outflows of US0.1 million compared to cash inflows of US$1.7 million for 2024. As of December 31, 2025, we had net current liabilities of US$105.3 million and also an accumulated deficit in equity attributable to the equity holders of the Company of US$72.0 million.

We have made significant progress on a multi‑year transformation plan aimed at improving profitability and simplifying our operating model. During 2024 and 2025, the Group substantially executed this programme, including the consolidation and outsourcing of global manufacturing operations, the closure of underutilised facilities, the transition of production to third‑party manufacturing partners, the relocation of selected business support functions to lower‑cost jurisdictions, and a reduction in overall headcount. These actions have materially reduced the Group’s fixed cost base and simplified its operational footprint, and the majority of the related restructuring activities were completed during 2025. As a result, the Group has entered 2026 with a leaner operating model and a materially lower underlying cost structure. In addition, the Group retains further levers to manage liquidity if required, including the ability to defer, phase or reprioritise discretionary research and development expenditure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

iii)	Basis of preparation (continued)

Management has prepared detailed cash flow forecasts covering a period of at least 12 months from the year end date. These forecasts incorporate the Group’s current operating performance, committed cost reduction measures, known financing arrangements and include assumptions regarding the availability of additional equity financing consistent with the Group’s recent capital raising activities and disclosures.

The Group continues to benefit from strong support from Perceptive, its principal lender. Under the current credit agreement, the contractual maturity of the Term Loan is January 15, 2027, and there are no scheduled principal repayments prior to this date. In April 2026, the Group entered into a third amendment to the Credit Agreement with Perceptive which provided for an additional US$2.5 million term loan borrowing and limited waivers in respect of certain financial covenants. In February 2026, Perceptive agreed that 50% of the cash interest due would be paid as PIK interest, and in March 2026 and April 2026, Perceptive agreed that 100% of the cash interest due would be paid as PIK interest. These arrangements have been reflected in management’s cash flow forecasts.

The Group breached the minimum revenue covenant under the facility for the quarter ended December 31, 2025. The covenant breach primarily reflected timing‑related variability in HIV revenues, including the timing of the scale‑up of the Group’s outsourced and offshored manufacturing model. These factors affected the timing of shipments and revenue recognition between reporting periods, rather than indicating a deterioration in underlying demand. As part of the third amendment, Perceptive provided a waiver in respect of this breach. In addition, the Group received specific waivers and deferrals in respect of compliance with certain financial covenants applicable to covenant measurement periods occurring after year‑end. In forming its going concern assessment, management has considered the contractual terms of the facility as amended, including the agreed waivers and deferrals. Management’s cash flow forecasts, which incorporate the terms of the Credit Agreement as amended, demonstrate that the Group is able to meet its obligations under the Perceptive facility throughout the going concern review period, including compliance with the amended financial covenants. The forecasts also assume a reduction in debt service obligations through the partial equitisation of the Perceptive Term Loan during the forecast period. Under the Credit Agreement, the Group is required to maintain a minimum unrestricted cash balance of US$3.0 million from July 1, 2026. Based on the forecasts, management remains confident in the Group’s ability to meet its obligations under the Perceptive facility throughout the going concern review period.

The Group’s going concern forecasts also include the assumption of equity funding, primarily through the issuance of ordinary shares under existing capital raising arrangements. Such funding is expected to support ongoing operations and continued investment in the Group’s CGM development program. While equity funding is subject to market conditions, the Group has an established track record of raising capital and maintains active engagement with investors.

In preparing these forecasts, management has taken into account the discretionary nature of certain expenditure, including investment in the Group’s CGM development programme, and has assumed that the timing and phasing of such expenditure will be aligned with available funding. Management therefore retains the ability to preserve liquidity, if required, while continuing to execute its strategic priorities without compromising covenant compliance.

The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments, including the ongoing support of its principal lender and the availability of equity funding. Based on this assessment, the directors believe that the Group has adequate resources to continue in operational existence for at least 12 months from the year end date, and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. The accounting policies have been applied consistently by all Group entities. The comparative information agrees with the amounts and other disclosures presented in the prior period consolidated financial statements or, when appropriate, have been restated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

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

DECEMBER 31, 2025

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

There were no acquisitions in the year ended December 31, 2025. Refer to Note 29 for details of acquisitions made during the year ended December 31, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

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

Borrowing costs that are directly attributable to the development of qualifying intangible assets are capitalised in accordance with IAS 23 and IAS 38. Where development expenditure is funded through general borrowings, borrowing costs are capitalised using a weighted average capitalisation rate based on borrowings outstanding during the period. Capitalisation commences when expenditure and borrowing costs are incurred and development activities are in progress, and ceases when the asset is substantially ready for its intended use. All other borrowing costs are expensed as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

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

The Group uses a useful economic life of 15 years for capitalised development costs. This represents management’s best estimate of the useful economic life of the related products, based on expected product life cycles and relevant industry characteristics. The following factors have been considered in estimating the useful life of developed products:

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

During the year ended December 31, 2025, the Group capitalised US$6.1 million in development costs and US$2.9 million in borrowing costs related to intangible assets acquired in 2024. As the underlying intellectual property remains at a pre-commercialisation stage and is not yet available for use, amortisation has not commenced. Amortisation will begin when the assets are brought into use, in accordance with the Group’s stated policy.

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

DECEMBER 31, 2025

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

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash-generating unit level. The goodwill and indefinite-lived assets were reviewed for impairment at June 30, 2024, December 31, 2024, June 30, 2025 and December 31, 2025. See Note 12.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

x)	Inventories

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

Stranded costs represent costs that are no longer directly attributable to ongoing operations or revenue‑generating activities following organisational changes, restructuring, site closures, or product rationalisation. Such costs typically include overheads, personnel costs and facility‑related expenses that cannot be avoided or redeployed in the short term. Stranded costs are assessed each reporting period and are recognised in profit or loss as incurred, unless they relate directly to a qualifying asset or meet the criteria for capitalisation under relevant accounting standards.

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

Certain share options have been granted for which there is a condition that the options only become exercisable into ADSs when the market price of an ADS reaches a certain level. This is deemed to be a non-vesting condition. The term ‘non-vesting condition’ is not explicitly defined in IFRS 2, Share based Payment, but is inferred to be any condition that does not meet the definition of a vesting condition. The only condition for these options to vest is that the option holder continues service and there were no other conditions which would be considered non-vesting conditions. Non-vesting conditions are reflected in measuring the grant-date fair value of the share-based payment and there is no true-up in the measurement of the share-based payment for differences between the expected and the actual outcome of non-vesting conditions. If all service conditions are met, then the share-based payment cost will be recognised even if the option holder does not receive the share-based payment due to a failure to meet the non-vesting condition.

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

DECEMBER 31, 2025

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

Some contracts oblige the Group to ship product to the customer ahead of the agreed payment schedule. For these shipments, a contract asset is recognised when control over the goods has transferred to the customer. The financing component is insignificant as invoicing for these shipments occurs within a short period of time after shipment has occurred and standard 30 day credit terms typically apply. Some contracts could be regarded as offering the customer a right of return. Due to the uncertainty of the magnitude and likelihood of product returns, there is a level of estimation involved in assessing the amount of revenue to be recognised for these types of contracts. In accordance with IFRS 15, when estimating the effect of an uncertainty on an amount of variable consideration to which the Group will be entitled, all information that is reasonably available, including historical, current and forecast, is considered.

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

The Group leases diagnostic and analytical instruments to customers typically as part of a bundled package. Where a contract has multiple performance obligations and its duration is greater than one year, the transaction price is allocated to the performance obligations in the contract by reference to their relative standalone selling prices. For contracts where control of the instrument is transferred to the customer, the fair value of the instrument is recognised as revenue at the commencement of the lease and is matched by the related cost of sale. Fair value is determined on the basis of standalone selling price. In the case where control of the instrument does not transfer to the customer, revenue is recognised on the basis of customer usage of the instrument. See also Note 1 (v).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

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

During the year ended December 31, 2025, other operating income also included gains arising from the remeasurement of contingent consideration liabilities to fair value. Such gains may arise where contingent obligations recognised on business combinations are reassessed and extinguished or lapse, and are recognised in profit or loss when the associated liability is derecognised or remeasured.

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

A majority of the revenue of the Group is generated in US Dollars. The Group’s management has determined that the US Dollar is the primary currency of the economic environment in which the Company and its subsidiaries (with the exception of the Group’s subsidiaries in Brazil, Canada and Sweden) principally operate. Thus, the functional currency of the Company and its subsidiaries (other than the Brazilian, Canadian and Swedish subsidiaries) is the US Dollar. The functional currency of the Brazilian entity is the Brazilian Real, the functional currency of the Swedish entity is the Swedish Krona and the functional currency of the Canadian subsidiary is the Canadian Dollar.

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

DECEMBER 31, 2025

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

Where Euro, Brazilian Real, Swedish Krona or Canadian Dollar amounts have been referenced in this document, their corresponding US Dollar equivalent has also been included and these equivalents have been calculated with reference to the foreign exchange rates prevailing at December 31, 2025.

xix)	Hedging

The activities of the Group expose it primarily to changes in foreign exchange rates and interest rates. The Group uses derivative financial instruments, from time to time, such as forward foreign exchange contracts to hedge these exposures.

The Group enters into forward contracts to sell US Dollars forward for Euro. The principal exchange risk identified by the Group is with respect to fluctuations in the Euro as a substantial portion of its expenses are denominated in Euro but its revenues are primarily denominated in US Dollars. The Group monitors its exposure to foreign currency movements and may use these forward contracts as cash flow hedging instruments whose objective is to cover a portion of this Euro expense.

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

DECEMBER 31, 2025

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

During 2024, the Group amended the terms of its senior secured term loan; however, this was assessed under IFRS 9 and determined not to constitute a substantial modification. In 2025, further changes to the Group’s debt arrangements resulted in the extinguishment of the existing liability and recognition of a new financial liability. Refer to Note 23 for further details.

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

The Company has the option to prepay the senior secured term loan in whole or in part for an amount equal to the principal, accrued interest and prepayment premium. The prepayment premium is not solely compensation for time value of money or credit risk and, as a result, the prepayment option is not closely related to the debt host. In accordance with IFRS 9, this option is separated from the term loan and is initially recognised as a derivative asset at fair value and subsequently measured at fair value at each reporting period with any changes recognised in the consolidated statement of operations.

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

Where a conversion feature is settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments, the conversion feature represents an equity component of the convertible note. The equity component is measured as the residual amount that results from deducting the fair value of the liability component from the initial carrying amount of the instrument as a whole. There is no remeasurement of the equity element following initial recognition. The debt component is accounted for at amortised cost employing the effective interest methodology.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xxv)	Tax (current and deferred) (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xxx)	Equity

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

The following new accounting standards and interpretations became effective for annual periods beginning on or after 1 January 2025. The adoption of these standards did not have a material impact on the Group’s consolidated financial statements:

•          IAS 21 (Amendments) – Lack of Exchangeability; new guidance on assessing exchangeability, estimating spot rates, and enhanced disclosures.

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

•          Contracts Referencing Nature-dependent Electricity (IFRS 9/IFRS 7)

•          IFRS 18 ‘Presentation and Disclosure in Financial Statements’, effective from 1 January 2027

•          IFRS 19 ‘Subsidiaries without Public Accountability: Disclosures’, effective from 1 January 2027

•          Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

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

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.

i)	The distribution of revenue by geographical area based on location of assets was as follows:

Revenue	Americas	Rest of World Ireland	Eliminations	Total
Year ended December 31, 2025	US$‘000	US$‘000	US$‘000	US$‘000
Revenue from external customers	32,390	11,395	-	43,785
Inter-segment revenue	19,586	3,606	(23,192)	-

Total revenue	51,976	15,001	(23,192)	43,785

Revenue	Americas	Rest of World Ireland	Eliminations	Total
Year ended December 31, 2024	US$‘000	US$‘000	US$‘000	US$‘000
Revenue from external customers	41,792	19,763	-	61,555
Inter-segment revenue	19,815	702	(20,517)	-

Total revenue	61,607	20,465	(20,517)	61,555

Revenue	Americas	Rest of World Ireland	Eliminations	Total
Year ended December 31, 2023	US$‘000	US$‘000	US$‘000	US$‘000
Revenue from external customers	44,984	11,848	-	56,832
Inter-segment revenue	21,867	872	(22,739)	-

Total revenue	66,851	12,720	(22,739)	56,832

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

2.	SEGMENT INFORMATION (CONTINUED)

ii)	The distribution of revenue by customers’ geographical area was as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Revenue	US$‘000	US$‘000	US$‘000
Americas	24,624	29,917	32,282
Asia / Africa	15,383	24,775	18,909
Europe (including Ireland) *	3,778	6,863	5,641

	43,785	61,555	56,832

*	Revenue from customers in Ireland is not disclosed separately due to the immateriality of these revenues.

iii)	The distribution of revenue by major product group was as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Revenue	US$‘000	US$‘000	US$‘000
Clinical laboratory goods	31,678	39,372	42,288
Clinical laboratory services	4,006	4,750	5,453
Point-of-care	8,101	17,433	9,091

	43,785	61,555	56,832

iv)	The group has recognised the following amounts relating to revenue in the consolidated statement of operations:

	December 31, 2025	December 31, 2024	December 31, 2023
Revenue	US$‘000	US$‘000	US$‘000
Revenue from contracts with customers	43,785	61,555	56,832

	43,785	61,555	56,832

(v)	Disaggregation of revenue from contracts with customers:

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following geographical areas:

		Rest of World
Timing of revenue recognition	Americas	Ireland	Total
Year ended December 31, 2025	US$‘000	US$‘000	US$‘000
At a point in time	31,949	11,395	43,344
Over time	441	-	441

Total	32,390	11,395	43,785

		Rest of World
Timing of revenue recognition	Americas	Ireland	Total
Year ended December 31, 2024	US$‘000	US$‘000	US$‘000
At a point in time	41,536	19,763	61,299
Over time	256	-	256

Total	41,792	19,763	61,555

		Rest of World
Timing of revenue recognition	Americas	Ireland	Total
Year ended December 31, 2023	US$‘000	US$‘000	US$‘000
At a point in time	44,692	11,848	56,540
Over time	292	-	292

Total	44,984	11,848	56,832

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

2.	SEGMENT INFORMATION (CONTINUED)

(vi)	The Group derives revenue from the transfer of goods and services over time and at a point in time based on customers’ geographical area as follows:

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2025	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	24,182	15,383	3,778	43,343
Over time	442	-	-	442

Total	24,624	15,383	3,778	43,785

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2024	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	29,661	24,775	6,863	61,299
Over time	256	-	-	256

Total	29,917	24,775	6,863	61,555

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2023	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	31,990	18,909	5,641	56,540
Over time	292	-	-	292

Total	32,282	18,909	5,641	56,832

(vii)	The distribution of segment results by geographical area was as follows:

	Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2025	US$‘000	US$‘000	US$‘000	US$‘000
Result before transformation costs, impairment and unallocated expenses	(1,291)	(5,639)	(327)	(7,257)
Transformation costs	(1,241)	(3,011)	-	(4,252)
Impairment charges	(2,177)	-	-	(2,177)

Result after impairment	(4,709)	(8,650)	(327)	(13,686)
Unallocated expenses *				(2,103)

Operating loss				(15,789)
Net financing expense (Note 6)				(21,388)

Loss before tax				(37,177)
Income tax charge (Note 7)				(199)

Loss for the year on continuing operations				(37,376)
Loss for the year on discontinued operations (Note 8)				-

Loss for the year				(37,376)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

2.	SEGMENT INFORMATION (CONTINUED)

	Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2024	US$‘000	US$‘000	US$‘000	US$‘000
Result before transformation costs, impairment and unallocated expenses	(2,503)	(9,386)	(315)	(12,204)
Transformation costs	(2,025)	(2,156)		(4,181)
Impairment charges	(612)	(796)	-	(1,408)

Result after impairment	(5,140)	(12,338)	(315)	(17,793)
Unallocated expenses *				(3,372)

Operating loss				(21,165)
Net financing expense (Note 6)				(9,565)

Loss before tax				(30,730)
Income tax charge (Note 7)				(486)

Loss for the year on continuing operations				(31,216)
Loss for the year on discontinued operations (Note 8)				(573)

Loss for the year				(31,789)

	Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2023	US$‘000	US$‘000	US$‘000	US$‘000
Result before transformation costs, impairment and unallocated expenses	(4,365)	(7,886)	(104)	(12,355)
Impairment charges	(11,105)	-	-	(11,105)

Result after impairment	(15,470)	(7,886)	(104)	(23,460)
Unallocated expenses *				(3,585)

Operating loss				(27,045)
Net financing expense (Note 6)				(9,882)

Loss before tax				(36,927)
Income tax credit (Note 7)				59

Loss for the year on continuing operations				(36,868)
Profit for the year on discontinued operations (Note 8)				12,850

Loss for the year				(24,018)

*	Unallocated expenses represent head office general and administration costs of the Group, which cannot be allocated to the results of any specific geographical area.

viii)	The distribution of segment assets and segment liabilities by geographical area was as follows:

	Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2025	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	35,219	60,404	24	95,647
Unallocated assets:
Income tax assets (current and deferred)				4,380
Cash and cash equivalents and short-term investments				5,138

Total assets as reported in the Group balance sheet				105,165

Segment liabilities	129,073	43,033	26	172,132
Unallocated liabilities:
Income tax liabilities (current and deferred)				5,015

Total liabilities as reported in the Group balance sheet				177,147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

2.	SEGMENT INFORMATION (CONTINUED)

	Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2024	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	32,798	61,254	-	94,052
Unallocated assets:
Income tax assets (current and deferred)				4,071
Cash and cash equivalents and short-term investments				5,167

Total assets as reported in the Group balance sheet				103,290

Segment liabilities	84,863	48,621	62	133,546
Unallocated liabilities:
Income tax liabilities (current and deferred)				4,925

Total liabilities as reported in the Group balance sheet				138,471

ix)

The distribution of long-lived assets, which are property, plant and equipment, goodwill and intangible assets and other non-current assets (excluding deferred tax assets and derivative financial instruments), by geographical area was as follows:

	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Rest of World – Ireland	44,110	43,504
Americas	20,980	14,943

	65,090	58,447

x)	The distribution of depreciation and amortisation by geographical area was as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
	US$‘000	US$‘000	US$‘000
Depreciation:
Rest of World – Ireland	153	160	162
Americas	1,146	515	668

	1,299	675	830

Amortisation:
Rest of World – Ireland	796	770	458
Americas	589	420	487

	1,385	1,190	945

xi)	The distribution of share-based payment expense by geographical area was as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
	US$‘000	US$‘000	US$‘000
Rest of World – Ireland	215	843	1,650
Americas	109	473	419

	324	1,316	2,069

See Note 20 for further information on share-based payments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

2.	SEGMENT INFORMATION (CONTINUED)

xii)	The distribution of taxation (expense)/credit by geographical area was as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
	US$‘000	US$‘000	US$‘000
Rest of World – Ireland	171	(5)	(385)
Rest of World – Other	(6)	9	(235)
Americas	(364)	(490)	679

	(199)	(486)	59

xiii)	During 2025, 2024 and 2023 there were no customers generating 10% or more of total revenues.

xiv)	The distribution of capital expenditure by geographical area was as follows:

	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Rest of World – Ireland	8,848	37,929
Americas	2,389	2,753

	11,237	40,682

Capital expenditure for the year ended December 31, 2025 includes additions arising from CGM and Metabolomics Diagnostic Limited (see Note 29). In addition, capitalised development costs decreased from US$8.6 million in 2024 to US$6.3 million in 2025.

3.	EMPLOYMENT

The average number of persons employed by the Group in continuing operations is as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Research and development	26	33	23
Administration and sales	71	82	99
Manufacturing and quality	190	286	258

	287	401	380

The average number of employees, including discontinued operations, was 287 (2024: 401; 2023: 383).

Employment costs charged in the consolidated statement of operations for continuing operations are analysed as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
	US$‘000	US$‘000	US$‘000
Wages and salaries	18,804	25,570	23,718
Social welfare costs	1,916	2,219	2,061
Pension costs	355	451	508
Share-based payments	324	1,316	2,069
Transformation cost	153	596	485

	21,552	30,152	28,841

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

3.	EMPLOYMENT (CONTINUED)

Total employment costs, inclusive of amounts capitalised for wages and salaries, social welfare costs and pension costs, for the year ended December 31, 2025, amounted to US$24,046,000 (2024: US$33,584,000) (2023: US$29,975,000). Total share-based payments amounted to US$324,000 for the year ended December 31, 2025 (2024: US$1,316,000) (2023: US$2,069,000). See Note 20 for further details.

Employment costs including discontinued operations, are analysed as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
	US$‘000	US$‘000	US$‘000
Wages and salaries	18,804	25,570	24,343
Social welfare costs	1,916	2,219	2,097
Pension costs	355	451	510
Share-based payments	324	1,316	2,069
Transformation cost	153	596	485

	21,552	30,152	29,504

The Group operates defined contribution pension schemes for certain of its full-time employees. The benefits under these schemes are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income in respect of continuing operations amounted to US$355,000 (2024: US$451,000) (2023: US$508,000). The pension accrual for the Group at December 31, 2025 was US$147,000 (2024: US$nil) (2023: US$56,000).

4.	OTHER OPERATING INCOME / (EXPENSE)

	December 31, 2025	December 31, 2024	December 31, 2023
	US$‘000	US$‘000	US$‘000
Other income	-	40	138
Rental income from premises	-	-	3
Government supports	-	(1,827)	-
Fair value gain on contingent consideration	1,870	-	-

	1,870	(1,787)	141

Fair value gain on contingent consideration

As part of the acquisition for the continuous glucose monitoring (“CGM”) assets, the Group recognised a contingent consideration liability to Perceptive in respect of commercial partnering agreements with certain glucose pump manufacturers (see Note 29). The fair value assigned to this contingent consideration at acquisition was US$1.9 million, with this item disclosed as a contingent liability as at December 31, 2024.

In December 2025, as part of a broader restructuring and amendment of the Perceptive term loan facility, which also addressed contingent consideration obligations arising in connection with the Waveform acquisition and included the introduction of a conversion feature (refer to Note 23 for further details), the Group reassessed the contingent consideration. At the amendment date, the contractual trigger period for the partnering milestone had less than six weeks remaining, and no commercial discussions or actions were underway that could reasonably be expected to result in the milestone being achieved within the remaining period. Management therefore concluded that the probability‑weighted expected payoff was insignificant and, as a result, the fair value of the contingent consideration was assessed as being materially close to nil and the liability was remeasured to US$nil. The remeasurement of the contingent consideration liability to US$nil resulted in the recognition of a US$1.9 million gain in other operating income.

Government Support

In October 2024, the Company received an inquiry from a U.S. governmental authority concerning second‑round Paycheck Protection Program (PPP) loans received by certain U.S. subsidiaries. At December 31, 2024, a payable of US$2,165,000 was recognised, covering the US$1,827,000 in loans and estimated interest of US$338,000. As the original loan income was recognised in other operating income, the reversal to the extent of the loan to be repaid has been recorded as a corresponding charge to other operating (expense)/income, noted as “Government supports”. The interest costs incidental to the loan repayment has been charged to finance costs.

A settlement was reached during 2025 with respect to the PPP loans. No additional amounts were recognised within other operating (expense)/income during the year. As a result of the settlement, a partial reversal of the previously recognised provision was recorded, giving rise to a credit of US$0.2 million within once‑off costs (Note 5). In addition, a reversal of previously accrued interest of approximately US$0.2 million was recognised within financial expenses (Note 6).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

5.	IMPAIRMENT, TRANSFORMATION AND ONCE OFF COSTS

Transformation costs

During the year ended December 31, 2025, the Group continued with its comprehensive business transformation program (the program has been in effect since FY 2024) aimed at improving long-term operational efficiency and aligning the organization with its strategic priorities. These changes were previously communicated to the market and include operationally profitability measures, organizational realignment, and changes to business unit structures.

As a result, the Group recognized transformation costs of US$4.3 million (2024: US$4.2 million) (2023: US$nil) which are presented separately in the consolidated statement of operations within ‘Selling, general and administrative expenses – Transformation costs’.

The transformation costs incurred during the year comprised the following:

	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Nature of cost
Personnel related costs	261	1,216
Outsourcing costs	-	754
Site transfer costs	714	1,281
Inventory related costs	-	772
Other transformation costs	-	158
Total transformation costs	975	4,181

Stranded costs	3,277	-

Total transformation costs	4,252	4,181

Transformation costs recognised during the year ended December 31, 2025 include US$3.3 million of fixed overheads associated with certain manufacturing facilities that were not absorbed within cost of sales as a result of reduced production volumes during the period. These costs arose in connection with the consolidation and outsourcing of manufacturing activities undertaken as part of the Group’s Comprehensive Transformation Plan. Such costs primarily reflect under‑absorbed fixed overheads during the transition phase as manufacturing volumes were reallocated between sites and outsourced partners. The Group expects these stranded costs to reduce as manufacturing transitions are completed and production volumes stabilise under the revised operating model, although residual costs may continue to be incurred during 2026.

Included within Site transfer costs above is US$0.2 million (2024: US$0.4 million) related to the impairment of plant & equipment arising as part of the transformation program. Refer to Note 11. We have provided for additional transformation costs of US$1.1 million as at December 31, 2025 (see Note 22).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

5.	IMPAIRMENT, TRANSFORMATION AND ONCE OFF COSTS (CONTINUED)

Once off costs

During the year ended 31 December 2025, the Company recorded a gain in exceptional, non-trading costs totaling US$0.2 million (2024: charge of $1.9 million).

During 2024, the Company recognized a provision of US$0.7 million in respect of the investigation relating to Paycheck Protection Program (PPP) loans received by certain U.S. subsidiaries. Following the settlement of this matter during 2025, a portion of the previously recognised provision was reversed, resulting in a gain of US$0.2 million recognised within once‑off items. Further details of the settlement are disclosed in Note 4.

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

Impairment charges

In accordance with IAS 36, Impairment of Assets, the Company carries out periodic impairment reviews of the asset valuations. A number of factors impacted this calculation including the Company’s market capitalization during the year ended December 31, 2025, the cost of capital, cash flow projections and net asset values across each of the Company’s cash-generating units.

The impact of the above items on the consolidated statement of operations for the year ended December 31, 2025, 2024, and 2023 are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
	US$‘000	US$‘000	US$‘000
Selling, general & administration expenses
Impairment of PP&E (Note 11)	33	612	3,772
Impairment of goodwill and other intangible assets (Note 12)	2,144	1,596	5,833
(Reversal)/Impairment of financial assets (Note 13)	-	(800)	1,500

Total impairment loss	2,177	1,408	11,105

Premier Resolution

Premier Resolution is a capitalized intangible asset held within Primus Corporation and relates to the Resolution platform for haemoglobinopathy and variant testing in the US market. While the platform has achieved technical feasibility and obtained FDA clearance in late 2023, the commercialization pathway is dependent on securing adoption within a highly concentrated US reference laboratory market.

While the Group continues to pursue commercial opportunities for the platform and believes that it retains underlying potential, these factors have resulted in the recoverable amount of the asset being lower than its carrying value. Accordingly, the Group recognized a partial impairment charge of US$2.1 million during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

6.	FINANCIAL INCOME AND EXPENSES

	December 31, 2025	December 31, 2024	December 31, 2023
	US$‘000	US$‘000	US$‘000
Financial income:
Non-cash financial income	-	-	1,171

Financial expense:
Interest on leases (Note 24)	(644)	(592)	(624)
Loss on extinguishment on old loan (Note 23)	(9,999)	-	-
Penalty for early partial settlement of senior secured term loan (Note 23)	-	-	(905)
Cash interest payable on senior secured term loan	-	(6,293)	(7,289)
Cash interest payable on convertible note	(300)	(300)	(300)
Cash interest on exchangeable notes	(8)	(8)	(8)
Cash interest payable on PPP loans (Note 4)	221	(338)	-
Non-cash interest on senior secured term loan (Note 23)	(2,646)	(2,355)	(1,131)
Non-cash interest on convertible note (Note 23)	(929)	(859)	(796)
Non-cash financial expense	(202)	(1,172)	-
Unwinding of discount on deferred contingent consideration	(87)	(53)	-
Capitalisation of borrowing costs (Note 12)	2,899	2,085	-
Non-cash loan modification gain (Note 23,28)	1,706	3,567	-
Payment-in-kind (PIK) Interest (Note 23)	(11,399)	(3,247)	-

	(21,388)	(9,565)	(11,053)

Net financing expense	(21,388)	(9,565)	(9,882)

For more information on the senior secured term loan, convertible note and exchangeable notes, refer to Note 23 Interest-Bearing Loans and Borrowings.

Non-cash financial expense relates to the fair value loss on warrant liabilities during the year. Refer to Note 23 for further details.

7.	INCOME TAX (EXPENSE)/CREDIT

	December 31, 2025	December 31, 2024	December 31, 2023
	US$‘000	US$‘000	US$‘000
Current tax expense/(credit)
Irish Corporation tax	(154)	21	-
Foreign taxes (a)	290	254	462
Adjustment in respect of prior years	329	10	(198)

Total current tax expense/(credit)	465	285	264

Deferred tax credit (b)
Origination and reversal of temporary differences (see Note 14)	(266)	(41)	(547)
Origination and reversal of net operating losses (see Note 14)	-	242	224

Total deferred tax (credit)/charge	(266)	201	(323)

Total income tax charge/(credit) on continuing operations in statement of operations	199	486	(59)

Tax charge on discontinued operations (see Note 8)	-	-	-

Total tax charge/(credit)	199	486	(59)

(a)	In 2025, the foreign taxes relate primarily to USA and Canada.

(b)

In 2025, there was a deferred tax credit of US$28,000 (2024: credit of US$43,000) (2023: charge of US$174,000) recognised in respect of Ireland and a deferred tax credit of US$238,000 (2024: charge of US$244,000) (2023: credit of US$497,000) recognised in respect of overseas tax jurisdictions.

Effective tax rate	December 31, 2025	December 31, 2024	December 31, 2023
Loss before taxation – continuing operations (US$‘000)	(37,177)	(30,730)	(36,927)
As a percentage of loss before tax:
Current tax %	(1.25)%	(0.93)%	(0.72)%
Total (current and deferred) %	(0.54)%	(1.58)%	(0.16)%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

7.	INCOME TAX (EXPENSE)/CREDIT (CONTINUED)

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective total tax rate for the Group:

	December 31, 2025	December 31, 2024	December 31, 2023
Irish corporation tax	(12.50)%	(12.50)%	(12.50)%
Effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised (a)	20.86%	15.89%	17.19%
Effect of tax rates on overseas earnings	(10.97)%	6.63%	(7.82)%
Effect of Irish income taxable at higher tax rate	3.84%	(4.09)%	2.62%
Adjustments in respect of prior years	0.89%	0.04%	(0.53)%
R&D tax credits	(0.46)	-	-
Other items (b)	(2.20)%	(7.55)%	0.88%

Effective tax rate	(0.54)%	(1.58)%	(0.16)%

(a)

No deferred tax asset was recognised because there was no reversing deferred tax liability in the same jurisdiction reversing in the same period and insufficient future projected taxable income in the same jurisdiction.

(b)	Other items comprise items not chargeable to tax and expenses not deductible for tax purposes.

The distribution of loss before taxes by geographical area was as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
	US$‘000	US$‘000	US$‘000
Rest of World – Ireland	(12,490)	(17,296)	(12,922)
Rest of World – Other	(327)	(315)	(104)
Americas	(24,360)	(13,119)	(23,901)

	(37,177)	(30,730)	(36,927)

At December 31, 2025, the Group had unutilised net operating losses for continuing operations as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
	US$‘000	US$‘000	US$‘000
Rest of World – Ireland	102,751	107,093	69,851
Rest of World – Other	51,678	52,852	52,511
Americas	26,707	22,866	13,840

	181,136	182,811	136,202

At December 31, 2025, the Group had unrecognised deferred tax assets in respect of unused tax losses and unused tax credits as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
	US$‘000	US$‘000	US$‘000
Rest of World – Ireland – unused tax losses	13,725	13,275	8,464
Rest of World – Other – unused tax losses	14,465	14,777	14,701
Americas – unused tax losses	2,149	2,149	3,395
Americas – unused tax credits	6,813	5,702	5,806

Unrecognised deferred tax asset	37,152	35,903	32,366

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

DECEMBER 31, 2025

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

The operating (loss)/profit for the discontinued operations are summarised as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
	US$‘000	US$‘000	US$‘000
Revenue	-	-	2,784
Operating expenses	-	-	(2,652)
Tax expense (Note 7)	-	-	-

Profit from operating activities	-	-	132

(Loss)/Gain on sale of discontinued operations	-	(573)	12,718

(Loss)/Profit for the year from discontinued operations	-	(573)	12,850

There were no discontinued operations in the year ended December 31, 2025 (2024: US$0.6 million). Accordingly, there are no earnings per share from discontinued operations for the year ended December 31, 2025.

The net cashflows generated from discontinued operations are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
	US$‘000	US$‘000	US$‘000
Cash received from sale of the discontinued operations net of transaction costs	-	-	28,935
Cash sold as a part of discontinued operations	-	-	(775)
Net cash inflow on date of disposal	-	-	28,160

During 2024, the Biosynth transactions were recognised as post-disposal adjustments, reflecting the write-off of receivables and provision for settlement costs.

	Net assets disposed in 2023	Post disposal adjustment in 2024	Net assets disposed/adjusted as on 31 December 2024
	US$‘000	US$‘000	US$‘000

Property plant & equipment	103	-	103
Goodwill and intangible assets	14,123	-	14,123
Inventory	1,160	-	1,160
Cash	775	-	775
Trade and other receivables	1,309	(423)	886
Trade and other payables	(864)	(150)	(1,014)
Lease liabilities	(106)	-	(106)
Current corporation tax	(2)	-	(2)
Deferred tax liability	(195)	-	(195)
Total net assets disposed	16,303	(573)	15,730

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

8.	(LOSS)/PROFIT FOR THE YEAR ON DISCONTINUED OPERATION (CONTINUED)

Basic (loss)/earnings per ordinary share – discontinued operations

Basic (loss)/earnings per ordinary share for discontinued operations is computed by dividing the profit/ (loss) after taxation on discontinued operations of US$Nil, (2024: Loss of US$573,000) (2023: Profit of US$12,850,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue as at December 31, 2025, this amounted to 371,513,458 shares (2024: 359,193,482 shares) (2023: 153,099,405 shares), see Note 10 for further details.

Diluted (loss)/earnings per ordinary share – discontinued operations

Diluted (loss)/earnings per ordinary share for discontinued operations is computed by dividing the profit/ (loss) after taxation on discontinued operations of US$Nil, (2024: Loss of US$573,000) (2023: Profit of US$12,850,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 488,155,270 shares (2024: 404,096,277 shares) (2023: 178,016,062 shares), see Note 10 for further details.

	December 31, 2025	December 31, 2024	December 31, 2023
Basic (loss)/earnings per ‘A’ share (US Dollars) – discontinued operations	-	(0.00)	0.08
Diluted (loss)/earnings per ‘A’ share (US Dollars) – discontinued operations	-	(0.00)	0.07

Basic (loss)/earnings per ADS – discontinued operations

Basic earnings per ADS for discontinued operations is computed by dividing the profit/(loss) after taxation on discontinued operations of US$Nil, (2024: Loss of US$573,000) (2023: Profit of US$12,850,000) for the financial year by the weighted average number of ADS in issue of 18,575,673 (2024: 17,959,674) (2023: 7,654,970), see Note 10 for further details.

Diluted (loss)/earnings per ADS – discontinued operations

Diluted earnings per ADS for discontinued operations is computed by dividing the profit/ (loss) after taxation on discontinued operations of US$Nil, (2024: Loss of US$573,000) (2023: Profit of US$12,850,000) for the financial year, by the diluted weighted average number of ADS in issue of 24,407,764 (2024: 20,204,814) (2023: 8,900,803), see Note 10 for further details.

	December 31, 2025	December 31, 2024	December 31, 2023
Basic (loss)/earnings per ADS (US Dollars) – discontinued operations	-	(0.03)	1.68
Diluted (loss)/earnings per ADS (US Dollars) – discontinued operations	-	(0.03)	1.44

Cash flows

The cash flows attributable to discontinued operations are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
	US$‘000	US$‘000	US$‘000
Cash (outflow) from operating activities	-	-	(177)
Cash inflow from investing activities	-	-	28,160
Cash outflow from financing activities	-	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

9.	LOSS BEFORE TAX

The following amounts were charged / (credited) to the statement of operations:

	December 31, 2025	December 31, 2024	December 31, 2023
	US$‘000	US$‘000	US$‘000
Directors’ emoluments (including non- executive directors):
Remuneration	1,327	1,454	2,058
Pension	38	39	26
Share based payments (Note 26)	149	931	1,601
Auditor’s remuneration
Audit fees	1,161	1,082	861
Tax fees	76	175	407
Depreciation (Note 11) [1]	1,299	675	830
Amortisation (Note 12)	1,385	1,190	945
Net foreign exchange differences	494	376	336

1 In 2025, US$249,000 was capitalised to research and development projects (2024: US$204,000) (2023: US$Nil).

Depreciation for discontinued operations for the year ended December 31, 2025 is US$Nil (2024: US$Nil) (2023:US$1,000)

Amortisation for discontinued operations for the year ended December 31, 2025 is US$Nil (2024: US$Nil) (2023:US$1,000).

10.	LOSS PER SHARE

Basic loss per ordinary share

Basic loss per ordinary share is calculated by dividing the net loss attributable to owners of the parent of US$37,376,000 (2024: loss of US$31,789,000) (2023: loss of US$24,018,000) by the weighted average number of ‘A’ ordinary shares in issue, net of any Treasury Shares, during the year. Basic loss per ordinary share from continuing operations is calculated by dividing the loss from continuing operations attributable to owners of the parent of US$37,376,000 (2024: loss of US$31,216,000) (2023: loss of US$36,868,000) by the weighted average number of ‘A’ ordinary shares in issue, net of any Treasury Shares, during the year.

As at December 31, 2025, the number of ‘A’ ordinary shares for the purposes of the calculation of basic loss per share are 371,513,458 shares (2024: 359,193,482 shares) (2023: 153,099,405 shares).

	December 31, 2025	December 31, 2024	December 31, 2023
‘A’ ordinary shares	371,513,458	359,193,482	153,099,405

Basic loss per share denominator	371,513,458	359,193,482	153,099,405

Reconciliation to weighted average loss per share denominator:
Number of ‘A’ ordinary shares at January 1 (Note 19)	371,749,080	165,865,882	164,985,882
Weighted average number of ‘A’ ordinary shares issued during the year*	12,319,978	205,883,200	669,123
Weighted average number of treasury shares	(12,555,600)	(12,555,600)	(12,555,600)

Basic loss per share denominator	371,513,458	359,193,482	153,099,405

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

10.	LOSS PER SHARE (CONTINUED)

	December 31, 2025	December 31, 2024	December 31, 2023
Potentially Dilutive Instruments:
Issuable on exercise of options (Note 20)	-	-	186,908
Issuable on exercise of warrants to Perceptive (Note 23)	57,200,000	20,173,151	-
Issuable on exercise of conversion options to Perceptive (Note 23)	34,712,063	-	-
Issuable on conversion of Exchangeable notes (Note 23)	38,391	38,391	38,391
Issuable on conversion of Convertible notes (Note 23)	24,691,358	24,691,358	24,691,358

Total number of potentially dilutive instruments excluded from the weighted average number of ‘A’ ordinary shares in calculating dilutive loss per ‘A’ ordinary share	116,641,812	44,902,900	24,916,657

Of the ‘A’ ordinary shares issuable on exercise of options, nil are contingently issuable as their issue is contingent upon satisfaction of specified performance conditions in addition to the passage of time. The conditions governing their exercisability have not been satisfied as at the end of the reporting period.

Potential ordinary shares arising from the Perceptive financing arrangements, including conversion options subject to share price conditions, are contingently issuable under IAS 33. These instruments have been excluded from diluted earnings per share as the Group incurred losses in all periods presented and their inclusion would be anti‑dilutive.

Loss per ADS

In February 2024, the Company changed the ratio of the ADSs representing its ‘A’ ordinary shares from one (1) ADS representing four (4) ‘A’ ordinary shares to one (1) ADS representing twenty (20) ‘A’ ordinary shares.

Basic loss per ADS is calculated by dividing the loss attributable to owners of the parent of US$37,376,000 (2024: loss of US$31,789,000) (2023: loss of US$24,018,000) by the weighted average number of ADS in issue, net of any Treasury Shares, during the year. Basic loss per ADS from continuing operations is calculated by dividing the loss of US$37,376,000 (2024: loss of US$31,216,000) (2023: loss of US$36,868,000) by the weighted average number of ADS in issue, net of any Treasury Shares, during the year.

As at December 31, 2025, the number of ADS for the purposes of the calculation of basic loss per ADS were 18,575,673 ADS (2024: 17,959,674 ADS) (2023: 7,654,970 ADS).

	December 31, 2025	December 31, 2024	December 31, 2023
ADS	18,575,673	17,959,674	7,654,970

Basic loss per ADS denominator	18,575,673	17,959,674	7,654,970

Reconciliation to weighted average loss per ADS denominator:
Number of ADS at January 1 (Note 19)	18,587,454	8,293,294	8,249,294
Weighted average number of shares issued during the year*	615,999	10,294,160	33,456
Weighted average number of treasury shares	(627,780)	(627,780)	(627,780)

Basic loss per ADS denominator	18,575,673	17,959,674	7,654,970

*The weighted average number of ADSs issued during the year is calculated by taking the number of ADSs issued multiplied by the number of days in the year each share is in issue, divided by 365 days.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

10.	LOSS PER SHARE (CONTINUED)

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

	December 31, 2025	December 31, 2024	December 31, 2023
Potentially Dilutive Instruments:
Issuable on exercise of options (Note 20)	-	-	9,345
Issuable on exercise of warrants to Perceptive (Note 23)	2,860,000	1,008,658	-
Issuable on exercise of conversion options to Perceptive (Note 23)	1,735,603	-	-
Issuable on conversion of Exchangeable notes (Note 23)	1,920	1,920	1,920
Issuable on conversion of Convertible notes (Note 23)	1,234,568	1,234,568	1,234,568

Total number of potentially dilutive instruments excluded from the weighted average number of ADS in calculating dilutive loss per ADS	5,832,091	2,245,146	1,245,833

Of the ADS issuable on exercise of options, NIL are contingently issuable as their issue is contingent upon satisfaction of specified performance conditions in addition to the passage of time. The conditions governing their exercisability have not been satisfied as at the end of the reporting period.

Potential ordinary ADS arising from the Perceptive financing arrangements, including conversion options subject to share price conditions, are contingently issuable under IAS 33. These instruments have been excluded from diluted earnings per share as the Group incurred losses in all periods presented and their inclusion would be anti‑dilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

11.	PROPERTY, PLANT AND EQUIPMENT

	Land & Buildings	Leasehold Improvements	Computer & Office Equipment	Plant & Equipment, Vehicles	Total
	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cost
At January 1, 2024	24,268	2,760	4,612	34,429	66,069
Additions #	752	-	150	478	1,380
Additions through acquisition (Note 29)	-	51	582	740	1,373
Disposals or retirements	-	-	-	(14)	(14)
Remeasurement of ROU assets	1,764	-	-	-	1,764
Reallocations/ reclassifications	-	-	-	53	53

At December 31, 2024	26,784	2,811	5,344	35,686	70,625

At January 1, 2025	26,784	2,811	5,344	35,686	70,625
Additions #	1,777	15	2	408	2,202
Reallocations/ reclassifications	-	-	-	(2)	(2)

At December 31, 2025	28,561	2,826	5,346	36,092	72,825

Accumulated depreciation and Impairment losses
At January 1, 2024	(24,022)	(2,669)	(4,349)	(33,137)	(64,177)
Charge for the year (Note 9)	(325)	(58)	(283)	(9)	(675)
Disposals or retirements	-	-	(5)	-	(5)
Impairment losses*	(410)	(1)	(80)	(477)	(968)
Exchange adjustments	-	-	-	(179)	(179)

At December 31, 2024	(24,757)	(2,728)	(4,717)	(33,802)	(66,004)

At January 1, 2025	(24,757)	(2,728)	(4,717)	(33,802)	(66,004)
Charge for the year (Note 9)	(720)	(14)	(66)	(499)	(1,299)
Impairment losses*	-	(2)	(1)	(217)	(220)
Exchange adjustments	-	-	-	-	-

At December 31, 2025	(25,477)	(2,744)	(4,784)	(34,518)	(67,523)

Carrying amounts
At December 31, 2025	3,084	82	562	1,574	5,302

At December 31, 2024	2,027	83	627	1,884	4,621

The assets of the Group are pledged as security for the senior secured term loan from Perceptive Advisors.

#  Additions include US$2.1 million in additions to ROU assets (2024: US$0.9 million).

*  The total impairment charge recognised against Property, Plant & Equipment during the year was US$ 220,000 (2024: US$ 968,000). which pertains to plant and equipment, vehicles as described above, of which is US$33,000 is presented within ‘Impairment Charges’ in the Consolidated Statement of Operations. The remaining US$187,000 is included within ‘Transformation Costs’ (see Note 5).

In 2024, remeasurement of ROU assets during the year included adjustments arising from rent reviews on leased properties in Bray, Ireland. These relate to leases with a related party, Mr. O’Caoimh, and reflect revised future lease payments following independent valuations. Further details are provided in Note 26 – Related Party Transactions

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

11.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Right-of-use assets

Additional information on the right-of-use assets by class of assets is as follows:

	Carrying amount At December 31, 2025	Depreciation Charge Year ended December 31, 2025	Impairment Charge Year ended December 31, 2025
	US$000	US$000	US$000
Buildings	3,215	(720)	-
Computer and office equipment	20	(52)	-
Plant and equipments	312	(25)	-

	3,547	(797)	-

	Carrying amount At December 31, 2024	Depreciation Charge Year ended December 31, 2024	Impairment Charge Year ended December 31, 2024
	US$000	US$000	US$000
Buildings	2,126	(325)	(356)
Computer and office equipment	72	(56)	(43)

	2,198	(381)	(399)

Right-of-Use assets at 31 December 2025	No. of Right-of-Use leased assets	Range of remaining term in years	Average remaining lease term (years)	No. of Leases with extension options	No. of Leases with options to purchase	No. of leases with variable payments linked to index	No. of leases with termination options
Building	11	0 to 8	3	1	-	3	1
Vehicle	11	1 to 3	1	-	6	-	-
I.T. and office equipment	8	1 to 4	2	-	-	-	-

Right-of-Use assets at 31 December 2024	No. of Right-of-Use leased assets	Range of remaining term in years	Average remaining lease term (years)	No. of Leases with extension options	No. of Leases with options to purchase	No. of leases with variable payments linked to index	No. of leases with termination options
Building	10	0 to 9	3	1	-	-	-
Vehicle	22	0 to 2	1	-	22	-	22
I.T. and office equipment	6	2 to 5	3	-	-	-	-

The details of the impairment review are described in Note 12. When an impairment loss is identified in a cash-generating unit, it must be first allocated to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. In this manner, an impairment loss of US$0.2 million was allocated to property, plant and equipment as at December 31, 2025 (2024: US$0.6 million). The recoverable amount of property, plant and equipment was determined to be the value in use of each cash-generating unit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

12.	GOODWILL AND INTANGIBLE ASSETS

	Goodwill	Development costs	Patents and licenses	Technology based intangibles	Other	Total
	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cost
At January 1, 2024	66,645	127,365	8,694	-	19,202	221,906
Additions	-	8,582	1	-	2,280	10,863
Additions through acquisition	13,839	122	-	13,105	-	27,066
Disposals or retirements	-	(70)	-	-	-	(70)

At December 31, 2024	80,484	135,999	8,695	13,105	21,482	259,765

At January 1, 2025	80,484	135,999	8,695	13,105	21,482	259,765
Additions	-	6,115	-	-	2,920	9,035
Disposals or retirements	-	(9,339)	-	-	-	(9,339)
Exchange differences	127	19	-	-	-	146

At December 31, 2025	80,611	132,794	8,695	13,105	24,402	259,607

Accumulated amortisation and Impairment losses
At January 1, 2024	(66,645)	(112,262)	(8,549)	-	(18,180)	(205,636)
Charge for the year (Note 9)	-	(1,190)	-	-	-	(1,190)
Impairment losses (Note 5)	-	(1,596)	-	-	-	(1,596)

At December 31, 2024	(66,645)	(115,048)	(8,549)	-	(18,180)	(208,422)

At January 1, 2025	(66,645)	(115,048)	(8,549)	-	(18,180)	(208,422)
Charge for the year (Note 9)	-	(1,381)	-	-	(4)	(1,385)
Impairment losses (Note 5)	-	(2,128)	-	-	(16)	(2,144)
Disposals or retirements	-	9,339	-	-	-	9,339
Exchange differences	-	(8)	-	-	-	(8)

At December 31, 2025	(66,645)	(109,226)	(8,549)	-	(18,200)	(202,620)

Carrying amounts
At December 31, 2025	13,966	23,568	146	13,105	6,202	56,987

At December 31, 2024	13,839	20,951	146	13,105	3,302	51,343

The assets of the Group are pledged as security for the senior secured term loan from Perceptive Advisors.

Included within development costs are projects with a carrying value of US$12.8 million which were not amortised in 2025 (2024: US$7.0 million) (2023: US$1.6 million). These development costs are not being amortised as the projects to which the costs relate were not fully complete at the end of the financial year. As at December 31, 2025 these projects are expected to be completed during the period from January 1, 2026 to December 31 2027, at an expected further cost of approximately US$15  million to US$25 million.

During the year ended December 31, 2025, the Group derecognised development costs that were fully amortised as of December 31, 2024. As these assets were fully amortised, the derecognition resulted in an equal reduction of the gross carrying amount and accumulated amortisation of US$9.3 million, with no impact on the Group’s net assets or profit for the year.

Borrowing costs of US$2.9 million were capitalised during the year in respect of qualifying intangible assets (2024: US$2.1 million) (see Note 6 – Financial income and expenses)

Included within technology-based intangibles in 2024 is an amount of US$13.1 million related to the recognition of acquired technology-based intangible assets from the Waveform, Metabolomics, and Epicapture acquisitions. These assets were recognised at fair value in accordance with IFRS 3. Further details of these acquisitions are provided in Note 29. As the acquired technologies were not yet available for use at year-end, no amortisation has been recorded during 2025 and 2024. Amortisation will commence when the technologies are brought into commercial use.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

12	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The following represents the costs incurred during each period presented for each of the principal development projects:

	2025	2024
Product Name	US$’000	US$’000
Continuous glucose monitoring testing	4,370	7,040
Premier Instruments for A1c and haemoglobinopathies testing	383	1,542
Metabolomic - PrePsia	1,340	-
Other projects	22	-
Total capitalised development costs	6,115	8,582

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

During the year ended December 31, 2025, no additions were recorded in respect of intangible assets acquired through business combinations.

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

The recoverable amount of nine CGUs is determined based on a value-in-use computation at June 30 and December 31. The value-in-use calculations use cash flow projections based on the 2026 and 2027 projections for each CGU and a further three years projections using estimated revenue and cost average growth rates of between 2% and 3%. At the end of the five-year forecast period, terminal values for each CGU, based on a long-term growth rate of  2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The pre-tax discount rates used range from 15% to 21% (2024: 17% to 28%).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

12	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Impairment tests of cash-generating units

The impairment tests performed at June 30, 2025 and at December 31, 2025 resulted in an impairment loss being recorded in four CGUs, Trinity Biotech Manufacturing Limited, Immco Diagnostics Inc, Primus Corp and Clark Laboratories.

The table below sets forth the impairment loss recorded for each of the CGU’s, comprising both the specific asset impairment charges recorded in year ended December 31, 2025 as per the below table and the impairments arising from the CGU impairment tests:

	December 31, 2025	December 31, 2024
	US$’000	US$’000
Immco Diagnostics Inc.	18	101
Trinity Biotech Manufacturing Limited	187	(120)
Trinity Biotech Do Brasil	-	162
Primus Corp	2,129	916
Clark Laboratories Inc.	30	130
Biopool US Inc.	-	219

Total impairment loss	2,364	1,408

The table below sets forth the breakdown of the impairment loss for each class of asset:

	December 31, 2025	December 31, 2024
	US$’000	US$’000
Goodwill and other intangible assets (see Note 12)	2,144	1,596
Property, plant and equipment (see Note 11)	220	612
Financial assets (see Note 13)	-	(800)

Total impairment loss	2,364	1,408

Management is seeking to implement profit improvement initiatives across these entities, however the values in use of these CGUs at June 30, 2025 and December 31, 2025, defined as the present value of the future projected cash flows, were below the value of the carrying amount of their assets, other than inventories, accounts receivable, cash and cash equivalents and deferred tax assets.

The value-in-use calculations for CGUs are subject to significant estimation, uncertainty and accounting judgements and the following sensitivity analysis has been performed:

•          In the event that there was a reduction of 10% in the assumed level of future growth in revenue growth rate, which would represent a reasonably likely range of outcomes, there would be no additional impairment loss recorded at December 31, 2025.

•          In the event there was a 10% increase in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be no additional impairment loss recorded at December 31, 2025.

Specific asset impairment charges

In the year ended December 31, 2025, certain plant items in our Bray production facility related to the production of UniGold HIV were fully impaired because of transformation activities. In line with the transfer of upstream manufacturing processes to a contract manufacturing partner by Q2 2026, certain plant and equipment related to UniGold HIV production were assessed as having limited future utility. An impairment charge of US$187,000 was recognised to reflect the revised recoverable amount. This has been included within ‘Selling, general and administrative expenses – Transformation costs. See also Note 5 and 11.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

12	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Premier Resolution is a capitalized intangible asset held within Primus Corporation and relates to the Resolution platform for haemoglobinopathy and variant testing in the US market. While the platform has achieved technical feasibility and obtained FDA clearance in late 2023, the commercialization pathway is dependent on securing adoption within a highly concentrated US reference laboratory market. While the Group continues to pursue commercial opportunities for the platform and believes that it retains underlying potential, these factors have resulted in the recoverable amount of the asset being lower than its carrying value. Accordingly, the Group recognized a partial impairment charge of US$2.1 million during the year.

In the year ended December 31, 2024, two internally developed intangible assets were fully impaired, and certain plant items in our Bray production facility and the right-of-use asset associated with the Kansas production facility were both fully impaired as a result of restructuring activities:

The T10 HPLC Analyzer project was an internally developed HPLC analyser intended for mid‑volume haemoglobin testing laboratories, with the Chinese market identified as the primary commercial opportunity. While the project achieved technical feasibility and initial market validation, developments in global trade relations, including increased uncertainty regarding market access between the United States and China, significantly reduced the expected commercial viability of the asset. The related intangible asset was fully impaired and an impairment charge of US$916,000 was recognised in the Primus Corp. entity in the year ended December 31, 2024.

The Syphilis Point of Care project is an internally developed lateral flow assay intended for the global syphilis and HIV/syphilis dual testing markets. Although the project demonstrated technical feasibility prior to 2020, the suspension of development activities during the COVID-19 pandemic and subsequent changes in manufacturing strategy introduced additional uncertainty around technical completion, regulatory approval timelines, and cost to completion. As a result of this reassessment, and in light of the need for further development work before the product can be commercialised, the Group fully impaired the project and recorded an impairment charge of US$680,000 in the year ended December 31, 2024.

Trinscreen, one of the Group’s HIV screening products, was manufactured at Trinity Biotech Manufacturing Ltd in 2024. In line with the planned transfer of Point-of-Care/HIV product manufacturing to a contract manufacturing partner by Q2 2025, certain plant and equipment at Trinity Biotech Manufacturing Limited were assessed as having limited future utility. An impairment charge of US$223,000 was recognised to reflect the revised recoverable amount and was included in within ‘Selling, general and administrative expenses – transformation costs’ (see Note 11) in the year ended December 31, 2024.

The Kansas City facility, operated by Primus Corporation, supports the manufacture and R&D of the Group’s haemoglobin product range. At year-end, the Group assessed that the associated right-of-use asset no longer has future economic benefit, and a full impairment charge of US$133,000 was recognized within ‘Selling, general and administrative expenses – transformation costs’ in the year ended December 31, 2024.

Significant Goodwill and Intangible Assets with Indefinite Useful Lives

During 2024, goodwill was recognised in connection with the acquisitions of Waveform Technologies' CGM assets, EpiCapture, and Metabolomics. The carrying value of goodwill as at December 31, 2025 was US$14.0 million. The CGUs for which goodwill is considered significant from a Group perspective, and the additional disclosures required for these CGUs, are set out below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

12	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Goodwill arising from the purchase of CGM assets from Waveform Technologies

December 31, 2025
Carrying amount of goodwill (US$’000)	12,403
Discount rate applied (real pre-tax)	18.6%
% EBITDA would need to decrease for an impairment to arise	56.51%
Long-term growth rate	2.0%

The Waveform CGM CGU includes proprietary continuous glucose monitoring (CGM) technology and related assets acquired from Waveform Technologies in January 2024. As at December 31, 2025, goodwill allocated to the CGM cash‑generating unit (“CGU”) amounted to US$12.4 million.

The Group performed an impairment assessment of goodwill as at December 31, 2025. The recoverable amount of the CGU was determined based on a value‑in‑use model, using forecast cash flows and a terminal value. The key assumptions applied in the impairment assessment were consistent with the prior year and included a pre‑tax discount rate of 16.2% and a long‑term growth rate of 2.0%.

No impairment loss was recognised in respect of the Waveform CGM CGU during the years ended December 31, 2025 and December 31, 2024. Management concluded that there were no indicators of impairment, that the recoverable amount of the CGU exceeded its carrying amount, and that no reasonably possible change in key assumptions would lead to the carrying amount exceeding the recoverable amount.

Goodwill arising from the acquisition of EpiCapture Limited

December 31, 2025
Carrying amount of goodwill (US$’000)	1,420
Discount rate applied (real pre-tax)	21.9%
% EBITDA would need to decrease for an impairment to arise	84.35%
Long-term growth rate	2.0%

The EpiCapture CGU includes oncology diagnostics technology and associated intellectual property acquired in 2024. As at December 31, 2025, goodwill allocated to the EpiCapture CGU amounted to US$1.4 million.

The Group performed an impairment assessment of goodwill as at December 31, 2025. The recoverable amount of the CGU was determined based on a value‑in‑use model, using forecast cash flows and a terminal value. The key assumptions applied in the impairment assessment were consistent with the prior year and included a pre‑tax discount rate of 20.0% and a long‑term growth rate of 2.0%.

No impairment loss was recognised in respect of the EpiCapture CGM CGU during the years ended December 31, 2025 and December 31, 2024. Management concluded that there were no indicators of impairment, that the recoverable amount of the CGU exceeded its carrying amount, and that no reasonably possible change in key assumptions would lead to the carrying amount exceeding the recoverable amount.

Goodwill arising from the acquisition of Metabolomic Diagnostics Limited

Goodwill of US$6,000 was recognised in connection with the acquisition of Metabolomics. This amount is not considered individually material to the Group, and therefore no further disclosures have been provided in accordance with IAS 36.

Intangible Assets with Indefinite Useful lives (included in other intangibles)

The trade name assets purchased as part of the acquisition of Primus in 2005 was valued using the relief from royalty method and based on factors such as (1) the market and competitive trends and (2) the expected usage of the name. At December 31, 2025, the carrying value of this trade name asset was US$365,000 (December 31, 2024: US$365,000). Management has determined that this trade name is expected to generate net cash inflows for the Group for an indefinite period and, accordingly, they are classified as intangible assets with indefinite useful lives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

13.	FINANCIAL ASSETS

December 31, 2025
US$’000
Cost
At January 1, 2024	1,500
Additions in year	2,562
Write off in the year	(800)
Fair value remeasured through profit & loss	(107)

At December 31, 2024	3,155

At January 1, 2025	3,155
Additions in year	-
Write off in the year	-
Fair value remeasured through profit & loss	318

At December 31, 2025	3,473

Provision for impairment
At January 1, 2024	(1,500)
Reversal of impairment in the current year (Note 5)	800

At December 31, 2024	(700)

At January 1, 2025	(700)

At December 31, 2025	(700)

Carrying amounts
At December 31, 2025	2,773

At December 31, 2024	2,455

During 2024, the Company purchased a strategic investment in Novus Diagnostics Limited, a company pioneering a rapid sepsis testing platform, acquiring a 12.5% stake at that time. This investment will accelerate the development and commercialization of Novus’ groundbreaking point-of-care diagnostic solutions, including its 15-minute bloodstream infection test. The investment was valued at approximately US$2,562,000 and was made through issuance of approximately 1,399,985 ADSs in the Company. The ADS issuance was recognised directly in equity. The investment does not meet the criteria for classification at amortised cost, as it is not held to collect contractual cash flows. Also, the Company did not make irrevocable election to measure it at fair value through other comprehensive income (FVOCI). Accordingly, the investment is measured at fair value through profit or loss (FVTPL) in accordance with IFRS 9.

As at December 31, 2025 and 2024, the investment is classified within Level 3 of the fair value hierarchy under IFRS 13, as it is not quoted in an active market and the fair value was determined using unobservable inputs. A remeasurement gain of US$0.3 million was recognised in profit or loss for the year ended December 31, 2025 (2024: loss of US$0.1 million). The remeasurement gain reflects the translation of the euro‑denominated investment into US dollars.

The fair value of the investment is determined by reference to observable third‑party investment information for the underlying investee, including the pricing and terms of recent arm’s length transactions with external investors, adjusted as necessary to reflect the rights and attributes of the Group’s investment. As the investment is denominated in euro, the fair value is translated into US dollars at the period‑end exchange rate.

Carrying amounts at December 31, 2025 of US$2.8 million relates solely to the Novus investment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

14.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities of the Group are attributable to the following:

	Assets		Liabilities		Net
	2025 US$’000	2024 US$’000	2025 US$’000	2024 US$’000	2025 US$’000	2024 US$’000
Property, plant and equipment	601	224	-	-	601	224
Intangible assets	-	-	(4,140)	(3,001)	(4,140)	(3,001)
Inventories	679	776	-	-	679	776
Provisions	1,424	1,414	-	-	1,424	1,414
Tax value of loss carry-forwards	1,025	1,026	-	-	1,025	1,026
Other items	195	113	(527)	(1,560)	(332)	(1,447)

Deferred tax assets/(liabilities)	3,924	3,553	(4,667)	(4,561)	(743)	(1,008)

The deferred tax asset at December 31, 2025 is mainly due to deductible temporary differences relating to provisions and loss carry-forwards in 2025, the deferred tax asset increased by US$0.4 million mainly due to an increase in deductible temporary differences principally attributable to imputed interest provisions.

The deferred tax liability is caused by the net book value of non-current assets being greater than the tax written down value of non-current assets, temporary differences due to the acceleration of the recognition of certain charges in calculating taxable income permitted in Ireland and the US. The deferred tax liability increased by US$0.1 million in 2025, principally because of temporary differences in relation to acquired intangible assets.

Deferred tax assets and liabilities are only offset when the entity has a legally enforceable right to set off current tax assets against current tax liabilities and where the intention is to settle current tax liabilities and assets on a net basis or to realise the assets and settle the liabilities simultaneously. At December 31, 2025 and at December 31, 2024 no deferred tax assets and liabilities are offset as it is not certain as to whether there is a legally enforceable right to set off current tax assets against current tax liabilities and it is also uncertain as to what current tax assets may be set off against current tax liabilities and in what periods.

Movement in temporary differences during the year

	Balance January 1, 2025	Recognised in income	Recognised in discontinued operations	Balance December 31, 2025
	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	224	377	-	601
Intangible assets	(3,001)	(1,139)	-	(4,140)
Inventories	776	(97)	-	679
Provisions	1,414	10	-	1,424
Tax value of loss carry-forwards	1,026	(1)	-	1,025
Other items	(1,447)	1,115	-	(332)

	(1,008)	265	-	(743)

	Balance January 1, 2024	Recognised in income	Recognised in discontinued operations	Balance December 31, 2024
	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	168	56	-	224
Intangible assets	(931)	(2,070)	-	(3,001)
Inventories	105	671	-	776
Provisions	558	856	-	1,414
Tax value of loss carry-forwards	1,030	(4)	-	1,026
Other items	(1,255)	(192)	-	(1,447)

	(325)	(683)	-	(1,008)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

14.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised by the Group in respect of the following items, which have not been tax effected:

	December 31, 2025	December 31, 2024
	US$’000	US$’000
Capital losses	8,293	8,293
Net operating losses	181,136	180,810
US alternative minimum tax credits	1,791	1,791
Other temporary timing differences	19,246	19,246

	210,466	210,140

15.	OTHER NON-CURRENT ASSETS

	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Other assets	28	28

	28	28

16.	INVENTORIES

	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Raw materials and consumables	11,485	10,032
Work-in-progress	3,738	4,989
Finished goods	3,605	4,353

	18,828	19,374

The assets of the Group, including inventories, have been pledged as security for the term loan from Perceptive Advisors.

All inventories are stated at the lower of cost or net realisable value. Total inventories for the Group are shown net of provisions of US$7,101,000 (2024: US$7,648,000) (2023: US$11,344,000). Cost of sales in 2025 includes inventories expensed of US$29,546,000 (2024: US$38,001,000) (2023: US$35,091,000).

The movement on the inventory provision for the three-year period to December 31, 2025 is as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
	US$‘000	US$‘000	US$‘000
Opening provision at January 1	7,648	11,344	16,274
Charged during the year	629	2,113	2,291
Utilised during the year	(1,176)	(5,809)	(5,456)
Eliminated on disposal of business	-	-	(1,765)

Closing provision at December 31	7,101	7,648	11,344

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

17.	TRADE AND OTHER RECEIVABLES

	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Trade receivables, net of impairment losses	9,362	13,416
Prepayments	1,654	1,979
Contract assets	326	460
Value added tax	122	42
Other receivables	16	168

	11,480	16,065

Trade receivables are shown net of an impairment losses provision of US$1.1 million (2024: US$2.3 million) (see Note 27).

Long-term contract receivable

(i) Finance lease commitments – Group as lessor

As at December 31, 2025, the Group had no finance lease arrangements as lessor (2024: Nil)

(ii) Operating lease commitments – Group as lessor

The Group leases diagnostic and analytical instruments under operating leases as part of its business.

Future minimum rentals receivable under non-cancellable operating leases are as follows:

	Instruments
	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Less than one year	1,762	1,461

	1,762	1,461

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

18.	CASH AND CASH EQUIVALENTS

	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Cash at bank and in hand	5,138	5,167

Cash and cash equivalents	5,138	5,167

19.	CAPITAL AND RESERVES

Share capital

During the year 2025 and 2024, the Company maintained the ADS ratio of 20:1 meaning, twenty (20) ‘A’ ordinary shares of the Company representing one (1) American Depository Share (ADS) .

	December 31, 2025	December 31, 2024
	Class ‘A’ Ordinary shares	Class ‘A’ Ordinary shares
	‘000s	‘000s
In thousands of shares
In issue at January 1	371,749	165,866
Issued for a cash consideration (a)	13,447	81,628
Issued for non-cash consideration (b)	1,566	124,255

At period end	386,762	371,749

	December 31, 2025	December 31, 2024
	ADS	ADS
In thousands of ADSs
Balance at January 1	18,587	8,293
Issued for a cash consideration	672	4,081
Issued for non-cash consideration	78	6,213

At period end	19,337	18,587

The amounts in the tables above are inclusive of Treasury Shares. The number of Treasury Shares is as follows:

	December 31, 2025	December 31, 2024
	Class ‘A’ Treasury shares	Class ‘A’ Treasury shares
	‘000s	‘000s
In thousands of shares
Balance at January 1	12,556	12,556
Purchased during period	-	-

At period end	12,556	12,556

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

19.	CAPITAL AND RESERVES (CONTINUED)

	December 31, 2025	December 31, 2024
	Class ‘A’ Treasury shares	Class ‘A’ Treasury shares
	‘000s	‘000s
In thousands of ADSs
Balance at January 1	628	628
Purchased during period	-	-

At period end	628	628

(a)

During the year ended December 31, 2025, the Company issued 13,447,000 ‘A’ Ordinary shares for consideration of US$0.55 million settled in cash. The Company incurred expenses of US$0.04 million in connection with the issuances. No employee share options were exercised during the year.

(b)	During the year ended December 31, 2025, the Company issued 1,566,000 ‘A’ Ordinary shares (78,000 ADS) for a non-cash consideration to Chronomed, Inc. pursuant to a settlement agreement.

(c)	During the year ended December 31, 2024, the Company issued following shares for a consideration other than cash:

i)	On January 31, 2024, the Company issued 36,000,000 ‘A’ Ordinary shares (1,800,000 ADS) as a part of the purchase consideration to acquire Waveform Technologies Inc., as a wholly owned subsidiary.

ii)	On September 24, 2024, the Company issued 5,406,000 ‘A’ Ordinary shares (270,000 ADS) as a part of the purchase consideration to acquire Metabolomic Diagnostics Limited, as a wholly owned subsidiary.

iii)	On October 10, 2024, the Company issued 13,000,000 ‘A’ Ordinary shares (650,000 ADS) to Craig-Hallum pursuant to the Advisory Agreement.

iv)	On October 10, 2024, the Company issued 7,237,000 ‘A’ Ordinary shares (362,000 ADS) to Native Design Limited pursuant to a design services agreement.

v)	On October 25, 2024, the Company issued 34,612,000 ‘A’ Ordinary shares (1,731,000 ADS) as a purchase consideration to acquire EpiCapture Limited, as a wholly owned subsidiary.

vi)	On October 25, 2024, the Company issued 28,000,000 ‘A’ Ordinary shares (1,400,000 ADS) as a purchase consideration to acquire 12.5% equity stake in Novus Diagnostics.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign currency denominated operations of the Group since January 1, 2004.

Other reserves

Other reserves comprise of:

i)                    The hedging reserve of US$23,000. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions entered into but not yet crystallised. The hedging reserve is shown within Other Reserves in the Consolidated Statement of Financial Position.

ii)                   During 2025, the shareholders of the Company approved a reduction in the nominal value of each ‘A' Ordinary share from US$0.0109 to US$0.0001. The number of ‘A’ ordinary shares in issue remained unchanged. The reduction resulted in a transfer of US$4.3 million from equity share capital to other reserve (being non-distributable in nature). The transaction had no impact on profit or loss or cashflows.

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

Treasury shares

During 2025, the Group did not purchase any ‘A’ Ordinary shares (2024: nil) (2023: nil) ‘Treasury shares’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

20.	SHARE OPTIONS

Options

Under the terms of the Company’s Employee Share Option Plans, options to purchase 40,017,505‘A’ Ordinary Shares (2,000,876 ADS’s) were outstanding at December 31, 2025. Under these Plans, options are granted to officers and employees of the Group at the discretion of the Compensation Committee (designated by the Board of Directors), under the terms outlined below.

Share options are sometimes granted to consultants of the Group and the fair value of the services provided by these consultants is measured by reference to the fair value of the equity instruments granted. This approach is adopted as it is impractical for the Group to reliably estimate the fair value of such services. There are 2,000,000 outstanding options for consultants at December 31, 2025.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

20.	SHARE OPTIONS (CONTINUED)

The number and weighted average exercise price of share options per ordinary share is as follows:

	Share Options ‘A’ Ordinary Shares	Weighted- average exercise price US$ Per ‘A’ Ordinary Share	Range US$ Per ‘A’ Ordinary Share
Outstanding January 1, 2023	44,814,672	0.47	0.19-2.43
Granted	19,600,000	0.14	0.12-0.25
Exercised	(880,000)	0.19	0.19-0.19
Expired / Forfeited	(16,620,000)	0.33	0.27-2.43

Outstanding December 31, 2023	46,914,672	0.39	0.12-1.34

Exercisable December 31, 2023	19,764,672	0.67	0.19-1.34

Outstanding January 1, 2024	46,914,672	0.39	0.12-1.34
Granted	12,100,000	0.14	0.14-0.14
Expired / Forfeited	(18,508,000)	0.50	0.12-1.34

Outstanding December 31, 2024	40,506,672	0.26	0.12-1.29

Exercisable December 31, 2024	17,275,422	0.41	0.12-1.29

Outstanding January 1, 2025	40,506,672	0.26	0.12-1.29
Expired / Forfeited	(489,167)	0.35	0.14-1.29

Outstanding December 31, 2025	40,017,505	0.26	0.12-1.10

Exercisable December 31, 2025	24,123,755	0.32	0.12-1.10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

20.	SHARE OPTIONS (CONTINUED)

In February 2024, the Company adjusted its ADS ratio from 1 ADS: 4 ordinary shares to 1 ADS: 20 ordinary shares. The 2025 and 2024 ADS amounts in the below tables reflect this change.

The number and weighted average exercise price of share options per ADS is as follows:

	Share Options ‘ADS’ Equivalent	Weighted- average exercise price US$ Per ‘ADS’	Range US$ Per ‘ADS’

Outstanding January 1, 2023	2,240,734	9.40	3.80-48.60
Granted	980,000	2.80	2.40-5.00
Exercised	(44,000)	3.80	3.80-3.80
Expired / Forfeited	(831,000)	6.60	5.40-48.60

Outstanding December 31, 2023	2,345,734	7.80	2.40-26.80

Exercisable December 31, 2023	988,234	13.40	3.80-26.80

Outstanding January 1, 2024	2,345,734	7.80	2.40-26.80
Granted	605,000	2.80	2.80-2.80
Expired / Forfeited	(925,400)	10.00	2.40-26.80

Outstanding December 31, 2024	2,025,334	5.20	2.40-25.80

Exercisable December 31, 2024	863,771	8.20	2.40-25.80

Outstanding January 1, 2025	2,025,334	5.20	2.40-25.80
Expired / Forfeited	(24,458)	6.99	2.80-25.80

Outstanding December 31, 2025	2,000,876	5.20	2.40-22.05

Exercisable December 31, 2025	1,206,188	6.39	2.40-22.05

The opening share price per ‘A’ Ordinary share at the start of the financial year was US$0.04 or US$0.89 per ADS (2024: US$0.10 per ‘A’ ordinary share or US$2.00 per ADS) (2023: US$0.24 per ‘A’ ordinary share or US$4.8 per ADS) and the closing share price at December 31, 2025 was US$0.04 per ‘A’ ordinary share or US$0.79 per ADS (2024: US$0.04 per ‘A’ ordinary share or US$0.88 per ADS) (2023: US$0.11 per ‘A’ ordinary share or US$2.15 per ADS).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

20.	SHARE OPTIONS (CONTINUED)

A summary of the range of prices for the Company’s share options for the year ended December 31, 2025 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted-average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted-average contractual life remaining (years)
US$0.12-US$0.99	39,897,505	0.26	3.99	24,003,755	0.33	3.38
US$1.00-US$1.29	120,000	1.10	1.96	120,000	1.10	1.96

	40,017,505			24,123,755

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted-average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted-average contractual life remaining (years)
US$2.40-US$19.80	1,994,876	5.20	3.99	1,200,188	6.56	3.38
US$20.00-US$25.80	6,000	22.05	1.96	6,000	22.05	1.96

	2,000,876			1,206,188

The weighted-average remaining contractual life of options outstanding at December 31, 2025 was 3.99 years (2024: 4.98 years).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

20.	SHARE OPTIONS (CONTINUED)

A summary of the range of prices for the Company’s share options for the year ended December 31, 2024 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted-average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted-average contractual life remaining (years)
US$0.12-US$0.99	40,356,672	0.25	5.00	17,125,422	0.40	4.78
US$1.00-US$1.29	150,000	1.14	2.38	150,000	3.76	2.36

	40,506,672			17,275,422

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted-average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted-average contractual life remaining (years)
US$2.40-US$19.80	2,017,834	5.00	5.00	856,271	8.00	4.78
US$20.00-US$25.80	7,500	22.80	2.38	7,500	22.80	3.38

	2,025,334			863,771

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

20.	SHARE OPTIONS (CONTINUED)

Charge for the year under IFRS 2

The charge for the year is calculated based on the fair value of the options granted which have not yet vested.

The fair value of the options is expensed over the vesting period of the option. In 2025, US$324,000 (2024: US$1,316,000) (2023: US$2,069,000) was charged to selling, general and administrative expenses in the statement of operations.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a Black-Scholes model. There were no share options granted in 2025. The following are the input assumptions used in determining the fair value of share options granted in 2024 and 2023.:

	Key management personnel	Key management personnel		Key management personnel
	2025	2024		2023
Weighted average fair value at measurement date per ‘A’ share / (per ADS)	$-	$	US$0.10 /(US$2.08)	$	US$0.50 /(US$10.04)

Total ‘A’ share options granted / (ADS’s equivalent)	-		12,100,000 / (605,000)		19,600,000 /(980,000)

Weighted average share price per ‘A’ share / (per ADS)	$-	$	US$0.14/(US$2.80)	$	US$0.14 /(US$2.80)

Weighted average exercise price per ‘A’ share / (per ADS)	$-	$	US$0.14/(US$2.80)	$	US$0.14 /(US$2.80)

Weighted average expected volatility	-%		74.40%		40.21%

Weighted average expected life	-		7		7

Weighted average risk-free interest rate	-%		4.06%		4.13%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

20.	SHARE OPTIONS (CONTINUED)

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

The model assumed an expected dividend yield of 0%, consistent with the Group’s current dividend policy.

21.	TRADE AND OTHER PAYABLES

	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Trade payables	11,478	6,833
Accruals and other liabilities	16,932	13,597
Payroll taxes	310	659
Employee related social insurance	383	112
Contingent consideration	413	5,384
Deferred income	187	197

	29,703	26,782

Included in trade and other payables at December 31, 2025 was US$218,000 (2024: US$185,000) relating to contracted licence payments.

Contingent consideration of US$5.0 million included in this balance at 31 December 2024 has been reclassified to accruals and other liabilities during the year following the amendment to the Perceptive term loan facility in December 2025, as the amount is no longer contingent in nature. Further details on the modification of contingent consideration arrangements are disclosed in Note 29.

22.	PROVISIONS

	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Product warranty provision	50	50
Legal & regulatory provision	-	735
Disposal-related warranty settlement provision	-	150
Transformation provision	1,076	1,594
	1,126	2,529

Current	345	2,454
Non-current	781	75

During 2025 and 2024 the Group experienced no significant product warranty claims. However, the Group believes that it is appropriate to retain a product warranty provision to cover any future claims. The provision at December 31, 2025 represents the estimated cost of product warranties, the exact amount which cannot be determined. US$50,000 represents management’s best estimate of these obligations at December 31, 2025.

During the year, the Group recognised a provision of US$Nil (2024: US$0.7 million) in respect of a matter relating to second‑round Paycheck Protection Program (PPP) loans received by certain U.S. subsidiaries. During 2025, this matter was settled. Of the provision recognised at 31 December 2024, approximately US$0.3 million was utilised as part of the settlement. The remaining balance was released, resulting in a credit of US$0.2 million recognised within once‑off costs and a further credit of US$0.2 million recognised within finance costs, reflecting the reversal of previously accrued interest. As the matter has now been resolved, the Directors no longer consider that the disclosure of further information would be seriously prejudicial to the Group’s position, and accordingly the exemption applied under IAS 37.92 in the prior year is no longer required.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

22.	PROVISIONS (CONTINUED)

At December 31, 2025, the Company recognised a provision of US$1.1 million (2024: US$2.5 million) in respect of transformation activities undertaken as part of the Group’s business transformation programme (refer to Note 5). The transformation provision is expected to be fully utilised during the next 12 months. No further transformation provisions are anticipated at the reporting date.

The movement on provisions is as follows:

	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Opening provision at January 1	2,529	50
Charged during the year	328	2,479
Utilised during the year	(1,316)	-
Released during the year	(415)
Closing provision at December 31	1,126	2,529

23.	INTEREST-BEARING LOANS AND BORROWINGS

The carrying value of interest-bearing loans, borrowings and related balances is as follows:

	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Current liabilities
Exchangeable senior notes	210	210
Senior secured term loan	108,015	-

Total current liabilities	108,225	210

	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Non-Current liabilities
Senior secured term loan	-	72,391
Derivative financial liability	3,320	1,658
Contingent liability (Note 29)	-	1,813
Convertible note	16,330	15,401

Total non-current liabilities	19,650	91,263

	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Non-Current assets
Derivative financial asset	249	166

Total non-current assets	249	166

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

DECEMBER 31, 2025

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

The movement in the exchangeable notes balance was as follows:

	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Balance at January 1	(210)	(210)

Liability	(210)	(210)

Senior secured term loan

The Company and its subsidiaries entered into a US$81.3 million senior secured term loan credit facility in December 2021 with Perceptive, an investment manager with an expertise in healthcare. The Term Loan was drawn down in January 2022. The Term Loan is secured by a charge over the Group’s assets. The 48-month Term Loan was originally due to expire in January 2026, however this has since been amended to a maturity date of January 2027. The loan accrued interest at an annual rate equal to 11.25% plus the greater of (a) one-month LIBOR (later changed to the Term SOFR Reference Rate effective from October 28, 2022) and (b) one percent per annum, and interest is payable monthly in arrears in cash. In connection with the initial draw down of the Term Loan the Company agreed to issue warrants to Perceptive for 500,000 of the Company’s ADSs.  The per ADS exercise price of the Warrants was US$6.50.

In February 2023, the Company entered into an amended and restated senior secured Term Loan credit facility to allow for an immediate US$5 million increase to the outstanding Term Loan and provide for a US$20 million facility to fund potential acquisitions. In connection with the increased loan facility, 500,000 warrants originally issued under the Term Loan were repriced, with the Warrants having a per ADS exercise price of US$5.36 compared to their initial per ADS exercise price of US$6.50.

On April 27, 2023, the Company closed the sale of our Fitzgerald Industries life sciences supply business, the Company used approximately US$11 million of the proceeds of this sale to repay approximately US$10.1 million of its senior secured debt held by Perceptive plus an approximately US$0.9 million early repayment penalty, which has been recorded as a financial expense in the year ended December 31, 2023. In connection with this transaction, the Company entered an amendment to its senior secured Term Loan credit facility with Perceptive Advisors, which significantly reduced the Company’s minimum revenue covenants under that loan.

In January 2024, as part of the agreement to purchase the Waveform assets, we entered into an amended credit agreement with Perceptive. Under this agreement, an additional US$22 million of funding has been made available to us, with US$12.5 million being used to acquire the Waveform assets. The remaining US$9.5 million was made available for general corporate purposes including for the further development of the CGM and biosensor technologies. The Amended Term Loan also provided for additional liquidity of up to US$6.5 million for general corporate purposes which the Company drew down in April 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

23.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Senior secured term loan (continued)

In December 2024, the Company entered into a further amendment to the credit agreement with Perceptive. As part of this amendment, the Company drew down an additional US$2.0 million for general corporate purposes. We also agreed that certain interest payments payable in 2024 and 2025 would be paid-in-kind on the applicable payment date by increasing the outstanding principal amount of the Term Loan. This included the interest payments due for the period from September through December 2024, which were settled through PIK. Additionally, as part of this amendment the Company granted Perceptive new warrants to purchase an additional 1,500,000 ADSs at an exercise price of US$0.80 per ADS, and the exercise price of its existing ADS warrants was also reset to US$0.80 per ADS.

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

On August 7, 2025, we entered into a sixth amendment to the credit agreement, which provided for a further US$2.0 million in funding, extended the maturity date of the Term Loan by a further three months to October 1, 2026, and confirmed that interest payments for the months of July and August 2025 would be paid-in-kind. Additional warrants were also provided that allow an additional 750,000 ADSs to be purchased at $0.86 per ADS.

On October 16, 2025, the Company entered into an amendment to the sixth amendment to the credit agreement, which provided for a further US$2.0 million in funding, and confirmed that interest payments for the months of September and October 2025 would be paid-in-kind.

On 22 December 2025, the Group entered a further amendment of its senior secured term loan facility with Perceptive. The terms of the amendment were assessed under IFRS 9 and determined to result in a substantial modification of the existing financial liability. Accordingly, the original term loan, with a carrying amount of US$93.3 million immediately prior to the amendment, was derecognised, together with the associated embedded derivative balances. The derecognition gave rise to a loss recognised in finance expense in the consolidated statement of operations for the year, including a loss on extinguishment of US$10.0 million representing the difference between the carrying amount of the extinguished facility and the fair value of the new facility recognised. Further, the amendment extended the maturity date of the Term Loan to January 15, 2027.

Following derecognition, the amended facility was recognised as a new financial liability at its fair value on the amendment date. The new term loan was recognised at an initial amortised cost of US$106.9 million representing the replacement of the existing facility of US$101.9 million, together with an additional US$5.0 million drawdown. In accordance with IFRS 9, embedded call option and conversion option features were separately recognised as derivative financial assets and liabilities on initial recognition. The movements in both the extinguished liability and the newly recognised loan are presented in the loan movement table below.

In connection with the December 22, 2025 amendment, we issued a senior convertible note evidencing the Term Loans outstanding under the Credit Agreement at the time.  Up to US$60.0 million of the aggregate principal amount of the Convertible Note with Perceptive is convertible at the holder’s election into ADSs, at a conversion price of 97% of the VWAP of the ADSs at the time of each such conversion, subject to a floor price of US$1.03 (the “Conversion Price”) and a beneficial ownership cap. The Convertible Note restricts the conversion thereof to the extent that, upon such conversion, the number of the Company’s ordinary shares then beneficially owned by the holder and its “Attribution Parties” (as defined in the Convertible Note), including its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group,” would exceed 9.9% of the total number of ordinary shares then outstanding (the “Perceptive Beneficial Ownership Cap”). As part of the December 22, 2025 amendment, the parties also addressed two separate contingent consideration obligations arising in connection with the Waveform acquisition.

In connection with the December 22, 2025 amendment, TRIB Biosensors Inc. (“TRIB B”) Perceptive Credit Holdings II, L.P entered into a conversion rights agreement with Perceptive Credit Holdings II, L.P. (the “Conversion Rights Agreement”), pursuant to which we and Perceptive agreed to permit a US$5.0 million payment obligation of TRIB B owed to Perceptive in connection with the Waveform acquisition (the “Milestone Payment Obligation”) to be satisfied, at Perceptive’s election, by converting that obligation (in whole or in part) into our ADSs at the Conversion Price, as defined above, at the time of each such conversion. This payment obligation of US$5.0 million is included within ‘Accruals and other liabilities’ as at December 31, 2025 (US$5.0 million included in ‘Contingent consideration’ as at December 31, 2024), see Note 21.

The Conversion Rights Agreement also provided for the termination of TRIB B’s contingent payment obligation in connection with the Waveform acquisition of up to US$15.0 million in exchange for TRIB B’s agreement to pay US$7.5 million to Perceptive, and the parties’ agreement to permit that obligation to be satisfied (in whole or in part), at Perceptive’s election, by converting such obligation into ADSs at the Conversion Price at the time of each conversion. Perceptive’s ability to convert obligations under the Conversion Rights Agreement is also subject to the Perceptive Beneficial Ownership Cap. This obligation had a fair value of nil immediately prior to the amendment and was replaced with a fixed settlement amount of US$7.5 million. The US$7.5 million amount was incorporated into the revised term loan balance recognised upon derecognition of the old loan and recognition of a new loan under IFRS 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

23.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Senior secured term loan (continued)

The movement in the Term Loan was as follows:

	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Balance at January 1	(72,391)	(40,109)
Drawdowns under old loan (pre‑extinguishment)	(10,000)	(30,500)
Loan drawdown costs (pre‑extinguishment)	339	325
Payment-in-kind (PIK) Interest	(11,399)	(3,291)
Accretion interest (Note 6)	(2,646)	(2,355)
Non-cash loan modification gain	1,706	3,567
Extinguishment of old loan (IFRS 9 derecognition)	93,323	-
Initial recognition of new term loan	(101,947)	-
Loan drawdown under new term loan	(5,000)
Derivative financial asset at date of drawdown	-	(28)

Balance at December 31	(108,015)	(72,391)

Drawdowns under old loan (pre‑extinguishment) represent additional funding advanced under the existing credit agreement prior to the amendment on December 22, 2025, including incremental funding made available through amendments to the facility during the year. As these drawdowns occurred before the amendment date, they form part of the carrying amount of the original financial liability that was derecognised.

Loan drawdown costs (pre‑extinguishment) comprise incremental transaction costs directly attributable to obtaining additional funding under the existing term loan facility. These costs were capitalised and amortised as part of the effective interest rate of the original facility until derecognition.

Payment‑in‑kind (“PIK”) interest relates to interest amounts contractually permitted to be settled by capitalising the interest and increasing the outstanding principal balance of the term loan instead of being settled in cash. These amounts increased the carrying value of the loan in accordance with IFRS 9.

Accretion interest represents the non‑cash unwinding of the discount on the term loan recognised through the effective interest rate method, reflecting the time value of money and the amortisation of transaction costs and fair value adjustments embedded in the loan.

In Q1 2024, the Company negotiated a 2.5% reduction in the  interest rate on its term loan facility, lowering the rate from 11.25% to 8.75% In accordance with IFRS 9, this amendment was treated as a non‑substantial modification of the financial liability. As a result, the carrying amount of the loan was remeasured using the original effective interest rate (EIR), and a non‑cash gain of US$3.6 million was recognised in finance income. This gain reflects the difference between the previous carrying amount of the loan and the present value of the modified contractual cash flows, discounted at the original EIR, and is presented in the consolidated statement of operations as a “Non‑cash loan modification gain.” The reduced base interest rate of 8.75% remained in effect throughout 2025. During the year, further non‑substantial amendments were executed, primarily relating to extensions of the loan maturity date. These amendments altered the timing of contractual cash flows and, when remeasured in accordance with IFRS 9 using the original EIR, resulted in an additional non‑cash loan modification gain of US$1.7 million recognised in finance income.

Extinguishment of old loan (IFRS 9 derecognition) reflects the derecognition of the original term loan, with a carrying amount of US$93.3 million immediately prior to the amendment on December 22, 2025, following the conclusion that the amended terms represented a substantial modification under IFRS 9.

Covenant compliance and waivers under the senior secured term loan

Subsequent to December 31, 2025, the Company received a waiver from Perceptive in respect of a compliance breach of the minimum revenue covenant for the twelve‑month period ended December 31, 2025. The covenant breach primarily reflected timing‑related variability in HIV revenues, including the timing of the scale‑up of the Group’s outsourced and offshored manufacturing model. These factors affected the timing of shipments and revenue recognition between reporting periods, rather than indicating a deterioration in underlying demand. Although this waiver was granted subsequent to the reporting date, the Company was not in compliance with this covenant as at December 31, 2025.

In addition, subsequent to year‑end the Company obtained waivers of the minimum revenue covenant applicable to quarterly measurement periods through July 1, 2026. The Company also received waivers in respect of the minimum liquidity covenant for the measurement periods ended March 31, 2026 and April 30, 2026. The scheduled increase in the minimum liquidity threshold was also deferred until July 1, 2026. Each of these waivers and the liquidity covenant deferral relates to covenant measurement periods occurring after December 31, 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

23.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Notwithstanding the waivers obtained subsequent to the reporting period, the senior secured term loan is classified as a current liability in the consolidated statement of financial position as at December 31, 2025. In accordance with IAS 1.69(d) and IAS 1.74, when a covenant breach exists at the reporting date and a waiver is obtained only after that date, the entity does not have an unconditional right to defer settlement of the liability for at least twelve months as at the reporting date.

The waivers described above do not amend the contractual maturity of the Company’s senior secured term loan, which remains January 15, 2027.

Post - balance sheet amendment to senior secured term loan and Convertible Note agreement

On April 30, 2026, the Group entered into a third amendment to its Credit Agreement with Perceptive and a related amendment and restatement of the Senior Convertible Note. The amendment to the Credit Agreement provided for, among other things, an additional US$2.5 million term loan borrowing, the payment of certain interest through April 2026 as PIK interest, and a limited waiver of certain financial covenants. In connection with these amendments, the aggregate principal amount of indebtedness subject to conversion was increased from US$60.0 million to US$72.5 million. Under the amended and restated Senior Convertible Note, up to US$72.5 million of the aggregate principal amount of the Convertible Note is convertible, at the holder’s election, into ADSs, at a conversion price of 97% of the VWAP of the ADSs at the time of each such conversion, subject to the minimum conversion price of $0.5061 (equal to 75% of the 30 day VWAP of the Company’s ADSs for the period ended April 22, 2026). This amended conversion price also applies to amounts convertible pursuant to the Conversion Rights Agreement. All conversions remain subject to the beneficial ownership limitations and other terms and conditions set out in the relevant agreements.

Derivative financial asset and financial liability

The movement in the derivative financial asset in the year was as follows:

	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Balance at January 1	166	178
Derivative financial asset at date of drawdown	-	28
Fair value adjustments in the period (old derivative)	(166)	(40)
Initial recognition of new derivative asset (call option)	249	-

Non-current asset at December 31	249	166

As part of the amendment to the senior secured term loan on December 22, 2025, the Group identified a new embedded call option that meets the definition of a derivative under IFRS 9. In line with the derecognition of the original term loan on the amendment date, the embedded derivatives associated with the previous facility were also derecognised. A new call option embedded in the amended loan was recognised at fair value on initial recognition and is subsequently measured at fair value through profit or loss. The carrying value of this derivative financial asset at December 31, 2025 was US$0.25 million (2024: US$0.2 million).

The movement in the derivative financial liability in the year was as follows:

	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Balance at January 1	(1,658)	(526)
Derivative financial liability at date of drawdown	-	(1,066)
Fair value adjustments in the period	(179)	(66)
Recognition of new derivative liabilities (conversion options)	(1,483)	-

Non-current liability at December 31	(3,320)	(1,658)

Under the amended loan arrangements, the Group identified embedded conversion features that are not closely related to the economic characteristics and risks of the host instruments. Accordingly, these features were separated from their host contracts and recognised as derivative financial liabilities at fair value on initial recognition. During the year, new embedded conversion options with a fair value of US$1.5 million were recognised. The Group’s total derivative financial liabilities, including previously recognised instruments and fair value movements, amounted to US$3.3 million at December 31, 2025 (2024: US$1.7 million).

All derivative financial instruments are remeasured at each reporting date, with gains or losses arising from changes in fair value recognised in finance income or finance expense in the consolidated statement of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

23.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

7-year convertible note

In connection with MiCo’s investment in 2022, we issued MiCo a seven-year, unsecured junior convertible note of US$20.0 million, The convertible note has an interest rate of 1.5% and interest is payable quarterly. The convertible note mandatorily converts into ADSs if the volume weighted average price of  our ADSs is at or above US$16.20 for any five consecutive NASDAQ trading days. Based on public filings, we understand that on December 2, 2025, MiCo was acquired by AI n M  net Limited because of a share purchase agreement with Dayli Trinity Holdings Limited.

The convertible loan note is accounted for as a compound financial instrument containing both an equity and liability element. The debt component is accounted for at amortised cost in accordance with IFRS 9. At December 31, 2025, the carrying value of the convertible note’s debt component was US$16.3 million (2024: US$15.4 million) and accretion interest of US$0.9 million (2024: US$0.9 million) has been recognised as a financial expense in the year. The equity component of the convertible note is US$6.7 million and has been recorded in the equity section of the statement of financial position as Equity component of convertible note. There is no remeasurement of the equity element following initial recognition.

The movement in the 7-year convertible note in the year was as follows:

	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Balance at January 1	(15,401)	(14,542)
Accretion interest	(929)	(859)

Non-current liability at December 31	(16,330)	(15,401)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

24.	LEASE LIABILITIES

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

Lease liabilities

Lease liabilities are payable as follows:

	December 31, 2025	December 31, 2024
	US$‘000	US$‘000

Current liabilities
Lease liabilities related to Right of Use assets	2,588	2,285

	2,588	2,285

Non-Current liabilities
Lease liabilities related to Right of Use assets	10,840	10,477

	December 31, 2025
	US$’000
	Lease liabilities related to Right of Use assets
	Minimum lease payments	Interest	Principal
Less than one year	3,215	627	2,588
In more than one year, but not more than two	3,000	485	2,515
In more than two years but not more than five	6,110	845	5,265
More than five years	3,318	258	3,060

	15,643	2,215	13,428

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

24.	LEASE LIABILITIES (CONTINUED)

	December 31, 2024
	US$’000
	Lease liabilities related to Right of Use assets
	Minimum lease payments	Interest	Principal
Less than one year	2,862	577	2,285
In more than one year, but not more than two	2,214	472	1,742
In more than two years but not more than five	5,487	955	4,532
More than five years	4,652	449	4,203

	15,215	2,453	12,762

Lease payments not recognised as a liability

No short-term lease expenses were incurred for the year ended December 31, 2025. Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognised as lease liabilities and are expensed as incurred.

The total paid in respect of lease liabilities in the year ended December 31, 2025, was US$3,187,000 (2024: US$2,503,000).

25.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

The Group has capital commitments authorised and contracted for of US$ nil as at December 31, 2025 (2024: US$ nil).

(b)	Leasing Commitments

The Group’s leasing commitments are shown in Note 24.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

25.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c)	Bank Security

The Credit Agreement for the senior secured term loan is secured by substantially all of our property and assets, including our equity interests in our subsidiaries, refer to Note 23.

(d)	Group Company Guarantees

Pursuant to the provisions of Section 357, Companies Act, 2014, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, Trinity Research Limited, Konamite Limited,  Metabolomic Diagnostics Limited, EpiCapture Limited and Trinity Biotech Financial Services Limited subsidiary undertakings in the Republic of Ireland, for the financial year to December 31, 2025 and, as a result, these subsidiary undertakings have been exempted from the filing provisions of Section 357, Companies Act, 2014. Where the Company enters into these guarantees of the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee. The Company does not enter into financial guarantees with third parties.

(e)	Government Grant Contingencies

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at December 31, 2025. However, if the income were to become repayable, the maximum amounts repayable as at December 31, 2025 would amount to US$3,557,000 (2024: US$3,313,000).

(f)	Contingent considerations relating to business combinations

As part of the acquisition of the CGM assets of Waveform Technologies, Inc., the Company agreed to contingent consideration of up to US$20.0 million based on share price, trading volume and commercial milestones. In December 2025, as part of the amendment to the Perceptive term loan facility, this contingent consideration arrangement was contractually modified.

A US$5.0 million trading‑based component became an unconditional obligation of the Group and is therefore no longer contingent in nature and is recognised within accruals and other liabilities as at December 31, 2025. The remaining US$15.0 million was extinguished as contingent consideration and incorporated into the amended Perceptive term loan facility as part of the amendment to the loan in December 2025.

Accordingly, there was no contingent consideration relating to the Waveform acquisition outstanding as at December 31, 2025. Refer to Note 29 for further details.

As part of the acquisition of EpiCapture Limited (see Note 29), contingent consideration of up to US$0.5 million may become payable based on cumulative revenue targets. The fair value of this contingent consideration is US$0.4 million as of December 31, 2025. Refer to Note 29 for further details.

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

DECEMBER 31, 2025

26.	RELATED PARTY TRANSACTIONS

The Group has related party relationships with its subsidiaries, and with its directors and executive officers.

Leasing arrangements with related parties

The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr Ronan O’Caoimh, a director of the Company, and a former director, Dr Jim Walsh who resigned in September 2025, as well as directly with Mr O’Caoimh, to provide premises in Bray, Ireland.

The Group entered into an agreement with JRJ for a 25-year lease commencing in December 2003 for offices that were adjacent to its then premises at IDA Business Park, Bray, County Wicklow, Ireland with an annual rent of €381,000 (US$429,000). Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.

In 2007 we entered into a 25-year lease agreement with JRJ for a 43,860 square foot manufacturing facility in Bray, Ireland with an annual rent of €787,000 (US$887,000). Subsequent to the signing of this lease, the ownership of the building transferred from JRJ to Mr O’Caoimh solely. A rent review for this property became effective 1 July 2022 and, following an independent valuation, the annual rent increased to €1,050,000 (US$1,183,000), with backdated rent accruing from that date. Included within overhead costs in cost of sales in 2024 is an amount of $659,000 in respect of backdated rent. In 2016, we entered into a 10-year lease with Mr. O’Caoimh for a warehouse adjacent to our leased manufacturing facility in Bray, Ireland. The warehouse is 16,000 square feet with an annual rent of €144,000 (US$162,000). A rent review for this property became effective on 1 July 2021 and, following an independent valuation, the annual rent increased to €170,560, with backdated rent accruing from that date. Included within overhead costs in cost of sales is an amount of $97,000 in respect of backdated rent. Independent valuers advised the Group that the rent in respect of each of the leases represented a fair market rent.

In late 2020, the Group occupied some additional space adjoining the warehouse owned by Mr O’Caoimh. This was a short-term arrangement, and no payments were made for the additional space during 2020 and 2021. The Company vacated this space in 2021. In 2022, the rent payable to Mr O’Caoimh of US$90,000 was settled.

At the time that the arrangements were entered into, Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh (a director of the Company at that time before his retirement in September 2025) who expressed no opinion on this point) believed they represented a fair and reasonable basis on which the Group could meet its ongoing requirements for premises. Dr Walsh has no ownership interest in the additional space adjoining the warehouse owned by Mr O’Caoimh and was therefore entitled to express an opinion on this arrangement.

In September 2024, the Company completed the acquisition of Metabolomics Diagnostics Ltd ("Metabolomics") for consideration of approximately US$0.9 million, satisfied through the issuance of approximately 0.27 million ADSs and the extinguishment of amounts owed to the Company totaling US$0.41 million. At the time of the acquisition, Dr. Jim Walsh, then a director of the Company, held a 6% minority shareholding in Metabolomics. Based on the net assets acquired and goodwill recognised, the value attributable to Dr. Walsh’s interest was estimated at approximately $55,000. Dr. Walsh fully disclosed his interest, and the acquisition was approved unanimously by the board, with appropriate procedures followed to manage the potential conflict of interest, including the passing of a resolution under the Company's Constitution to authorise Dr. Walsh’s involvement in the decision-making process. The transaction was conducted at arm’s length, and the board determined that it was in the best interests of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

26.	RELATED PARTY TRANSACTIONS (CONTINUED)

Compensation of key management personnel of the Group

During the year ended December 31, 2025, the Group’s key management personnel comprised directors Mr. Ronan O’Caoimh, and Mr. John Gillard and Dr. Jim Walsh. Dr Jim Walsh resigned in September 2025. (2024: Mr. Ronan O’Caoimh, and Mr. John Gillard and Dr. Jim Walsh) The Group does not engage a separate management entity, as all key management personnel are employed directly by the Group. Compensation for the year for these personnel is detailed below:

	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Short-term employee benefits	768	843
Performance related bonus	441	440
Post-employment benefits	38	39
Share-based compensation benefits as calculated under IFRS 2	149	931

	1,396	2,253

The amounts disclosed in respect of directors’ emoluments in Note 9 includes independent directors’ fees and non-executive director fees of US$118,000 (2024: US$114,000) and share-based compensation benefits of US$58,000 (2024: US$213,000). Total directors’ remuneration is also included in “employment” (Note 3) and “(Loss)/profit before tax” (Note 9).

At 31 December 2025, an amount accrued of US$984,000 (2024: US$658,000) in respect of bonus compensation related to the Chief Executive Officer remained unpaid. The balance reflects a voluntary deferral agreed by the Chief Executive Officer. The balance is unsecured and bears no interest.

Directors’ interests in the Company’s shares and share option plan

	‘A’ Ordinary Shares	Share options
At January 1, 2025	11,317,777	32,993,336
Shares purchased during the year	-	-
Granted	-	-
Expired / forfeited	-	(379,167)

At December 31, 2025	11,317,777	32,614,169

	‘A’ Ordinary Shares	Share options
At January 1, 2024	11,117,777	30,387,336
Shares purchased during the year	200,000	-
Granted	-	5,600,000
Expired / forfeited	-	(2,994,000)

At December 31, 2024	11,317,777	32,993,336

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT

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

Fair Values

The table below sets out the Group’s classification of each class of financial assets/liabilities, their fair values and under which valuation method they are valued:

		Level 1	Level 2	Level 3	Total carrying amount	Fair Value
	Note	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2025
Loans and receivables at amortised cost
Trade receivables	17	9,362	-	-	9,362	9,362
Cash and cash equivalents	18	5,138	-	-	5,138	5,138
		14,500	-	-	14,500	14,500

Liabilities at amortised cost
Senior secured term loan	23	-	(108,015)	-	(108,015)	(108,015)
Convertible note	23	-	(16,330)	-	(16,330)	(16,330)
Exchangeable note	23	-	(210)	-	(210)	(210)
Lease liabilities	24	(13,428)	-	-	(13,428)	(13,428)
Trade and other payables (excluding deferred income)	21	(29,516)	-	-	(29,516)	(29,516)
Provisions	22	(1,126)	-	-	(1,126)	(1,126)

		(44,070)	(124,555)	-	(168,625)	(168,625)

Fair value through profit and loss (FVPL)
Derivative liability - warrants	23	-	(3,320)	-	(3,320)	(3,320)
Derivative asset – prepayment option	23	249	-	-	249	249
Equity investments in Novus	13	-	-	2,773	2,773	2,773

		249	(3,320)	2,773	(298)	(298)

		(29,321)	(127,875)	2,773	(154,423)	(154,423)

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

DECEMBER 31, 2025

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

DECEMBER 31, 2025

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

 Interest rate risk

As of December 31, 2025, all of the Group’s financial instruments referencing interest rates are based on SOFR, a post-reform benchmark rate. The Group no longer has exposure to interest rate benchmarks subject to IBOR reform; therefore, the disclosure requirements related to benchmark interest rate reform are not applicable.

Effective and repricing analysis

The following tables sets out all interest-earning financial assets and interest-bearing financial liabilities held by the Group at December 31, 2025 and 2024, indicating their effective interest rates and the period in which they re-price:

As at December 31, 2025	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 –12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	18	0.0%	5,138	5,138	-	-	-	-
Exchangeable note[1]	23	4.0%	(210)	-	-	-	-	(210)
Senior secured term loan[2]	23	12.8%	(108,015)	(108,015)	-	-	-	-
Convertible note[3]	23	1.5%	(16,330)	-	-	-	(16,330)	-
Lease payable on Right of Use assets	24	5 to 14.8%	(13,428)	(1,331)	(1,257)	(2,515)	(5,265)	(3,060)

Total			(132,845)	(104,208)	(1,257)	(2,515)	(21,595)	(3,270)

As at December 31, 2024	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 –12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	18	0.0%	5,167	5,167	-	-	-	-
Exchangeable note[1]	23	4.0%	(210)	-	-	-	-	(210)
Senior secured term loan[2]	23	16.3%	(72,391)	-	-	(72,391)	-	-
Convertible note[3]	23	1.5%	(15,401)	-	-	-	(15,401)	-
Lease payable on Right of Use assets	24	5.0%	(12,762)	(1,150)	(1,135)	(1,742)	(4,532)	(4,203)

Total			(95,597)	4,017	(1,135)	(74,133)	(19,933)	(4,413)

1 The maturity of the exchangeable notes is based on the contractual maturity date of April 1, 2045.

2 The senior secured term loan is a variable instrument. In January 2024, the amended term loan agreement reduced the annual rate of interest on the loan by 2.5% to 8.75% plus the greater of (a) Term Secured Overnight Financing Rate or (b) 4.0% per annum, and allows for a further 2.5% reduction in the base rate to 6.25% once the outstanding principal under the term loan falls below US$35 million. On 22 December 2025, the Group entered a further amendment of its senior secured term loan facility with Perceptive. The terms of the amendment were assessed under IFRS 9 and determined to result in a substantial modification of the existing financial liability. The loan has a contractual maturity in January 2027 under the new modified loan terms.

3 The 7-year convertible note was issued in May 2022 and is a fixed rate instrument which bears a fixed rate of interest of 1.5% per annum.

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$Nil (2024: US$Nil) as at December 31, 2025 the Company holds no funds in interest-bearing accounts; while the annual impact on the interest expense would be an increase of US$1,080,000 (2024: US$724,000) on the costs of servicing the senior secured term loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Interest rate profile of financial assets / liabilities

The interest rate profile of financial assets/liabilities of the Group was as follows:

	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Variable rate instruments
Cash at bank and in hand	5,138	5,167
Variable rate financial liabilities (senior secured term loan)	(108,015)	(72,391)

	(102,877)	(67,224)

Fixed rate instruments
Fixed rate financial liabilities (exchangeable note)	(210)	(210)
Fixed rate financial liabilities (convertible note)	(16,330)	(15,401)
Fixed rate financial liabilities (lease payables)	(13,428)	(12,762)

	(29,968)	(28,373)

 Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial liabilities at fair value through profit and loss. Therefore, a change in interest rates at December 31, 2025 or December 31, 2024 would not affect profit or loss. There was no significant difference between the fair value and carrying value of the Group’s trade receivables and trade and other payables at December 31, 2025 and December 31, 2024 as all fell due within 6 months.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As at December 31, 2025	Carrying amount	Contractual cash flows	6 mths or less	6 mths –12 mths	1-2 years	2-5 years	>5 years
US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial liabilities
Trade and other payables (excluding deferred income)	29,516	29,516	29,516	-	-	-	-
Lease payable on Right of Use assets	13,428	15,643	1,661	1,554	3,000	6,110	3,318
Senior secured term loan¹	108,015	117,854	4,725	113,129	-	-	-
Convertible note	16,330	21,025	150	150	300	20,425	-
Exchangeable notes	210	372	4	4	8	24	332

	167,499	184,410	36,056	114,837	3,308	26,559	3,650

¹ The contractual cash flows of interest on the senior secured term loan is estimated based on the prevailing interest rate at December 31, 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

As at December 31, 2024	Carrying amount	Contractual cash flows	6 mths or less	6 mths –12 mths	1-2 years	2-5 years	>5 years
US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial liabilities
Trade and other payables (excluding deferred income)	26,585	26,585	26,585	-	-	-	-
Lease payable on Right of Use assets	12,762	15,214	1,454	1,408	2,213	5,487	4,652
Senior secured term loan¹	72,391	81,438	1,703	3,319	76,416	-	-
Convertible note	15,401	21,350	150	150	300	900	19,850
Exchangeable notes	210	380	4	4	8	24	340

	127,349	144,967	29,896	4,881	78,937	6,411	24,842

¹ The contractual cash flows of interest on the senior secured term loan is estimated based on the prevailing interest rate at December 31, 2024.

Foreign exchange risk

The majority of the Group’s activities are conducted in US Dollars. Foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. There were no forward contracts in place as at December 31, 2025 or December 31, 2024.

Foreign currency financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are those reported to key management translated into US Dollars at the closing rate:

	EUR	GBP	SEK	CAD	BRL	Other
As at December 31, 2025	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	657	27	-	169	253	-
Trade and other receivable	490	17	16	127	901	-
Trade and other payables	(13,669)	(277)	(34)	(40)	(129)	(2)
Lease liabilities	(8,504)	-	-	-	(299)	-

Total exposure	(21,026)	(233)	(18)	256	726	(2)

	EUR	GBP	SEK	CAD	BRL	Other
As at December 31, 2024	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	116	50	20	293	373	-
Trade and other receivable	1,009	74	-	294	1,019	-
Trade and other payables	(7,098)	(453)	(12)	(114)	(135)	(1)
Lease liabilities	(6,867)	-	-	-	(171)	-

Total exposure	(12,840)	(329)	8	473	1,086	(1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Sensitivity analysis

A 10% strengthening of the US Dollar against the Euro at December 31, 2025 would have increased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Profit or Loss
US$’000
December 31, 2025
Euro	1,911

December 31, 2024
Euro	1,167

A 10% weakening of the US Dollar against the Euro at December 31, 2025 would have decreased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Profit or Loss
US$’000
December 31, 2025
Euro	(2,336)

December 31, 2024
Euro	(1,427)

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

DECEMBER 31, 2025

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk is as follows:

	Carrying Value	Carrying Value
	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
Third party trade receivables (Note 17)	9,362	13,416
Cash and cash equivalents (Note 18)	5,138	5,167

	14,500	18,583

The maximum exposure to credit risk for trade receivables and finance lease income receivable by geographic location is as follows:

	Carrying Value	Carrying Value
	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
United States	2,667	4,185
Euro-zone countries	409	742
United Kingdom	211	741
Other regions	6,075	7,748

	9,362	13,416

The maximum exposure to credit risk for trade receivables and finance lease income receivable by type of customer is as follows:

	Carrying Value	Carrying Value
	December 31, 2025	December 31, 2024
	US$‘000	US$‘000
End-user customers	2,598	3,828
Distributors	6,412	8,236
Non-governmental organisations	352	1,352

	9,362	13,416

Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Impairment Losses

The ageing of trade receivables at December 31, 2025 is as follows:

	Gross	Impairment	Expected Credit Loss Rate	Gross	Impairment	Expected Credit Loss Rate
	2025	2025	2025	2024	2024	2024
	US$’000	US$’000%		US$’000	US$’000%
Not past due	7,718	22	0.3%	9,363	-	-
Past due 0-30 days	485	16	3.4%	1,455	-	-
Past due 31-120 days	504	17	3.3%	1,753	31	1.8%
Greater than 120 days	1,741	1,030	59.2%	3,131	2,255	72.0%

	10,448	1,085	-	15,702	2,286	-

The Group considers that the credit risk of a financial asset may have increased since initial recognition when it is more than 30 days past due, unless there is evidence to the contrary. As at December 31, 2025, all trade receivables past due more than 30 days were assessed for changes in credit risk since initial recognition. Based on this assessment:

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

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2025	2024
	US$’000	US$’000
Balance at January 1	2,286	2,324
(Reversed)/charged to costs and expenses	(324)	225
Amounts written off during the year	(876)	(263)

Balance at December 31	1,086	2,286

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

28.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The changes in the Group’s liabilities arising from financing activities can be classified as follows:

		Borrowings & derivative financial instruments	Lease liabilities
	Note	US$’000	US$’000

Balance at January 1, 2025	23,24	91,474	12,762
Cash-flows:
Loan drawdown under old term loan		10,000	-
Loan origination costs paid		(339)	-
Interest paid for convertible note		(300)	-
Interest paid for exchangeable notes		(8)	-
Repayment of leases		-	(3,187)
Loan drawdown under new term loan		5,000	-

Non-cash:
Interest charged		308	-
Conversion options on the date of new loan		1,625	-
Additions (related to Right of Use assets)		-	2,110
Exchange adjustment		-	1,099
Accretion interest		3,575	644
Fair value of derivative liability - warrants		(285)	-
Fair value of additional derivative liability - warrants		464	-
Fair value of conversion - warrants		(142)
Interest capitalised on outstanding loans and balances		11,456	-
Fair value movement on contingent liability		(1,871)	-
Non-cash loan modification gain		(1,706)	-
Extinguishment of old term loan		(93,323)	-
Recognition of new term loan		101,947	-

Balance at December 31, 2025		127,875	13,428

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

28.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES (CONTINUED)

		Borrowings & derivative financial instruments	Lease liabilities
	Note	US$’000	US$’000

Balance at January 1, 2024	23,24	55,387	12,566
Cash-flows:
Principal amount loaned – term loan		30,500	-
Loan origination costs paid		(324)	-
Interest paid for senior secured term loan		(6,253)	-
Interest paid for convertible note		(300)	-
Interest paid for exchangeable notes		(8)	-
Repayment of leases		-	(2,503)

Non-cash:
Interest charged		6,561	-
Derivative financial asset at date of issue		28	-
Remeasurement of ROU assets		-	1,764
Additions (related to Right of Use assets)		-	855
Exchange adjustment		-	(512)
Accretion interest		3,214	592
Fair value of derivative liability - warrants		66	-
Fair value of additional derivative liability - warrants		1,066	-
Payment-in-kind (PIK) Interest		3,291	-
Contingent liability		1,813	-
Non-cash loan modification gain		(3,567)	-

Balance at December 31, 2024	23,24	91,474	12,762

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

29.	BUSINESS COMBINATIONS

Acquisition of the CGM assets of Waveform Technologies, Inc.

On January 30, 2024, the Company purchased the biosensor and continuous glucose monitoring (“CGM”)  assets of privately held Waveform Technologies, Inc. (“Waveform”) for the initial consideration of US$12.5 million in cash and 36 million ‘A’ Ordinary shares (represented by 1.8 million ADSs) of the Company, which had a fair value of US$3,960,000 on the date of acquisition. In addition contingent consideration of up to a maximum of US$20 million formed part of the total consideration. We intend to update the Waveform CGM device, which is not being marketed, and optimize it for broad adoption and then evolve this platform technology to measure and analyze other valuable biomarkers and related datapoints. Our vision is to develop a portfolio of technologies that can offer users and clinicians valuable actionable health and wellness insights. Control was obtained through the acquisition of substantially all of Waveform’s operational assets and intellectual property, representing an integrated set of activities and assets capable of being conducted and managed to provide a return in the form of outputs. The integrated set of activities and assets purchased will significantly contribute to achieving our vision and its associated outputs.

This transaction was accounted for as a business combination under IFRS 3 based on the acquisition of an integrated set of activities and assets, including intellectual property, technical processes, and a skilled workforce, that together constitute a business capable of being conducted and managed to provide returns

The fair value of non-cash consideration in the form of ADSs issued in connection with the acquisition was determined using the volume-weighted average price (VWAP) of the Company’s ADSs on the acquisition date.

Contingent consideration of up to US$20 million was contractually payable upon the occurrence of certain events, including;

•

US$5.0 million payment if, within the next 12 months after acquisition date, (i) the closing price of the Company’s ADSs does not exceed US$7.50 per ADS for at a least 20 consecutive trading days and (ii) the average daily trading volume of the Company’s ADSs does not equal or exceed 20,000 ADSs for 20 consecutive trading days, and

•

An amount equal to 50% of the proceeds received by the Company (up to a maximum payment of additional consideration of US$15.0 million) on our entering into certain commercial partnering agreements with certain glucose pump manufacturers within 24 months of the acquisition date. At the acquisition date, the fair value assigned to this element of the contingent consideration was US$1.8 million which was disclosed as a contingent liability in Note 23.

The fair value of the contingent consideration at date of acquisition was US$6.8 million. Of this, US$5.0 million was classified as a current liability (Note 21), while US$1.8 million was recognised as a contingent consideration liability under IFRS 3 and subsequently remeasured at fair value. During 2025, the contingent consideration relating to potential partnering arrangements was incorporated into the amended Perceptive term loan facility as part of the modification and extinguishment of the prior debt instrument. At the date of modification, management assessed the fair value of this contingent consideration as being nil, and the liability was derecognised, resulting in the recognition of a fair value gain of $1.8 million in profit or loss (Note 4).

Acquisition-related costs amounting to US$1.5 million in respect of the Waveform transaction were not included as part of consideration transferred and have been recognised as an expense in the condensed consolidated statement of operations, within ‘Selling, general and administrative expenses’ in the year ended December 31, 2024.

The initial assignment of fair values to identifiable net assets acquired was performed on a provisional basis in respect of the above acquisitions. Any amendments to these acquisition fair values within the 12-month timeframe from the date of acquisition will be disclosed in the relevant Annual Report as stipulated by IFRS 3 Business Combinations.

	Provisional value	Measurement period adjustment	Adjusted values
	US$‘000	US$‘000	US$‘000
Property, plant and equipment	1,569	(206)	1,363
Intangible assets – arising on acquisition	9,360	-	9,360
Financial assets	9	-	9
Inventory	1,296	(1,296)	-
Trade and other receivables	135	-	135
Trade and other payables	(50)	-	(50)
Deferred tax liabilities	(1,170)	1,170	-
Net assets acquired	11,149	(332)	10,817
Goodwill	12,071	332	12,403
Consideration	23,220	-	23,220

Satisfied by:
Cash consideration	12,500	-	12,500
Non-cash consideration	3,960	-	3,960
Deferred contingent consideration	6,760	-	6,760
Total consideration	23,220	-	23,220

Net cash outflow – arising on acquisition
Cash consideration	12,500	-	12,500
Net cash outflow	12,500	-	12,500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

29.	BUSINESS COMBINATIONS (CONTINUED)

In accordance with IFRS 3 Business Combinations, the Group finalised the fair value assessments relating to the acquisition of the Waveform CGM assets and reassessed the fair value of several acquired balances based on new information obtained during the measurement period.

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

These adjustments were accounted for retrospectively as measurement period adjustments in accordance with IFRS 3. These measurement period adjustments resulted in a corresponding increase in goodwill of US$0.3 million.

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

Waveform was acquired on January 30, 2024. As of December 31, 2025, the acquiree had not generated any revenue since the acquisition date, and therefore no revenue has been included in the Group’s consolidated statement of comprehensive income for the reporting period. In addition, the acquired business incurred a net loss of US$10 thousand, which has been included in the Group’s consolidated results. The reported loss excludes interest on intercompany funding arrangements in order to reflect the underlying performance of the acquired business. Waveform Technologies, Inc. was a privately held company in the late stages of product development and commercial readiness. Although the company was not generating revenue, it had developed a CE-marked CGM device. It did not maintain financial information in accordance with IFRS, and as such, the Group is unable to reliably reconstruct the required historical information for pro forma disclosure without incurring undue cost or effort.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

29.	BUSINESS COMBINATIONS (CONTINUED)

Metabolomics Provisional value
US$‘000
Property, plant and equipment	10
Intangible assets – arising on acquisition	1,200
Inventory	144
Trade and other receivables	181
Trade and other payables	(494)
Deferred tax liabilities	(150)
Cash acquired	9
Net assets acquired	900
Goodwill	6
Consideration	906

Satisfied by:
Cash consideration	412
Non-cash consideration	494
Total consideration	906

Net cash outflow – arising on acquisition
Cash consideration	412
Less: Cash and cash equivalents	(8)
Net cash outflow	404

Transaction costs associated with the acquisition of Metabolomics amounted to US$0.3 million, relating to the disbursement of agreed fees and closing bonuses. These costs were expensed as incurred in accordance with IFRS 3 and have been recognised in the condensed consolidated statement of operations, within ‘Selling, general and administrative expenses’ in the year ended December 31, 2024.

The goodwill recognised in respect of the Metabolomics acquisition is attributable to expected synergies arising from the combination of operations, as well as the assembled workforce of the acquired business. None of the goodwill recognised is expected to be deductible for tax purposes.

There were no measurement‑period adjustments or other changes during the year ended December 31, 2025 in respect of the acquisition accounting for Metabolomics Diagnostics Limited.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

29.	BUSINESS COMBINATIONS (CONTINUED)

EpiCapture Provisional value
US$‘000
Intangible assets – arising on acquisition	2,668
Trade and other payables	(406)
Deferred tax liabilities	(333)
Net assets acquired	1,929
Goodwill	1,420
Consideration	3,349

Satisfied by:
Non-cash consideration	2,965
Deferred contingent consideration	384
Total consideration	3,349

Net cash outflow – arising on acquisition
Net cash outflow	-

The contingent consideration related to the acquisition of EpiCapture Limited comprises deferred consideration with a fair value of US$0.4 million. An amount of US$0.5 million will become payable if cumulative revenues from EpiCapture’s operations reach US$1.0 million within a period of three years, commencing from the date on which the Company obtains validation of the EpiCapture prostate test under the New York State Department of Health’s Clinical Laboratory Evaluation Programme. As of December 31, 2025, there have been no changes to the amount recognized or to the assumptions used in its initial measurement.

Transaction costs associated with the acquisition of EpiCapture amounted to US$26,000, were expensed as incurred in accordance with IFRS 3 and have been recognised in the condensed consolidated statement of profit or loss, within ‘Selling, general and administrative expenses’ in the year ended December 31, 2024.

The goodwill recognised in respect of the EpiCapture acquisition is attributable to expected synergies arising from the combination of operations. None of the goodwill recognised is expected to be deductible for tax purposes.

EpiCapture was acquired in October 2024. As of December 31, 2025, the acquiree had not generated any revenue since the acquisition date, and therefore no revenue has been included in the Group’s consolidated statement of comprehensive income for the reporting period. The acquired business incurred a net loss of US$160,000 (before group recharges), mainly comprising legal expenses, which has been included in the Group’s consolidated results. EpiCapture Limited was a privately held, early-stage Irish company developing a novel epigenetics-based diagnostic test. As the entity did not prepare its financial information in accordance with IFRS, it is not practicable for the Group to reconstruct the required historical financial information to present pro forma consolidated results for the year ended December 31, 2025, without undue cost or effort

There were no measurement‑period adjustments or other changes during the year ended December 31, 2025 in respect of the acquisition accounting for EpiCapture Limited.

30.	POST BALANCE SHEET EVENTS

Covenant Compliance and Waivers under the Credit Agreement

Subsequent to December 31, 2025, the Company received a waiver from Perceptive in respect of compliance with the minimum revenue covenant for the twelve‑month period ended December 31, 2025. The covenant breach primarily reflected timing‑related variability in HIV revenues, including the timing of the scale‑up of the Group’s outsourced and offshored manufacturing model. These factors affected the timing of shipments and revenue recognition between reporting periods, rather than indicating a deterioration in underlying demand. Although this waiver was granted subsequent to the reporting date, the Company was not in compliance with this covenant as at December 31, 2025.

In addition, subsequent to year‑end the Company obtained waivers in respect of the minimum revenue covenant applicable to quarterly measurement periods through July 1, 2026. The Company also received waivers in respect of the minimum liquidity covenant for the measurement periods ended March 31, 2026 and April 30, 2026. The scheduled increase in the minimum liquidity threshold was also deferred until July 1, 2026. Each of these waivers and the liquidity covenant deferral relates to covenant measurement periods occurring after December 31, 2025.

Notwithstanding the waivers obtained subsequent to the reporting period, the senior secured term loan is classified as a current liability in the consolidated statement of financial position as at December 31, 2025. In accordance with IAS 1.69(d) and IAS 1.74, when a covenant breach exists at the reporting date and a waiver is obtained only after that date, the entity does not have an unconditional right to defer settlement of the liability for at least twelve months as at the reporting date.

The waivers described above do not amend the contractual maturity of the Company’s senior secured term loan, which remains January 15, 2027.

Amendment to senior secured term loan and convertible note agreement

On April 30, 2026, the Group entered into a third amendment to its Credit Agreement with Perceptive and a related amendment and restatement of the Senior Convertible Note. The amendment to the Credit Agreement provided for, among other things, an additional US$2.5 million term loan borrowing, the payment of certain interest through April 2026 as PIK interest, and a limited waiver of certain financial covenants. In connection with these amendments, the aggregate principal amount of indebtedness subject to conversion was increased from US$60.0 million to US$72.5 million. Under the amended and restated Senior Convertible Note, up to US$72.5 million of the aggregate principal amount of the Convertible Note is convertible, at the holder’s election, into ADSs, at a conversion price of 97% of the VWAP of the ADSs at the time of each such conversion, subject to the minimum conversion price of $0.5061 (equal to 75% of the 30 day VWAP of the Company’s ADSs for the period ended April 22, 2026). This amended conversion price also applies to amounts convertible pursuant to the Conversion Rights Agreement. All conversions remain subject to the beneficial ownership limitations and other terms and conditions set out in the relevant agreements.

Progress on Comprehensive Transformation Plan

During Quarter 1, 2026 the Company completed the transition of upstream manufacturing processes for its UniGold HIV rapid test to its outsourced and offshore manufacturing model. Outsourced production commenced in April 2026 and the Company is currently progressing through the initial scale‑up phase of manufacturing. This marked the completion of the UniGold manufacturing transition under the Comprehensive Transformation Plan and forms part of the broader programme to improve the underlying cost structure and profitability profile of the business.

This transition to outsourcing will temporarily introduce a degree of quarter-on-quarter revenue variability in 2026. This had an impact on the Company’s revenues for the three month period ended March 31, 2026 which are expected to be in the range of approximately US$10 million to US$11 million. The extent of the progression of the scale‑up is expected to result in increased variability of HIV revenues between the second and third quarters of 2026, with a corresponding impact on profitability and cashflow.

The Company continues to progress other elements of the Comprehensive Transformation Plan, with a particular focus on the optimisation of its commercial operations in order to capitalise on the significant operational changes delivered under the plan. As part of these ongoing activities, the Company continued to review its operational footprint and organisational structure to further enhance operational efficiency and align its cost base with its strategic priorities.

These actions included continued evaluation of the scale and composition of the Company’s operations and workforce as the business is further reoriented toward biosensor and reference laboratory testing activities. While the Company may continue to implement targeted initiatives in these areas, any future actions are expected to be of a lower scale and reduced complexity relative to the transformation activities undertaken as part of the Comprehensive Transformation Plan.

Nasdaq Listing Compliance

On February 11, 2026 and February 19, 2026, the Company received deficiency notices from the Listing Qualifications Department of Nasdaq indicating that the Company was not in compliance with (i) the minimum market value of publicly held shares (“MVPHS”) requirement applicable to companies listed on the Nasdaq Global Select Market and (ii) the minimum bid price requirement of US$1.00 per ADS.

In accordance with Nasdaq Listing Rules, the Company has a 180‑day compliance period, expiring in August 2026, to regain compliance with each of these requirements. During this period, the Company’s ADSs will continue to trade on the Nasdaq Global Select Market. The Company is currently focused on taking actions intended to regain compliance with the applicable listing requirements within the prescribed compliance period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

30.	POST BALANCE SHEET EVENTS (CONTINUED)

Capital Structure and Funding

The Company continues to evaluate various financing and capital structure options expected to be available to assist in meeting its obligations, to the extent such obligations cannot be met from cash on hand. These considerations include the refinancing of existing debt, the repayment of debt using the proceeds from potential equity or debt offerings, and the sale of assets. The Company has continued to engage with corporate finance advisors, investment banks and potential investors to assess options to optimise its capital structure. This ongoing review also includes consideration of the effectiveness of the equitisation mechanisms within the Company’s existing financing arrangements with Perceptive.

Standby Equity Purchase Agreement

On February 24, 2026, we entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD. (“Yorkville”), pursuant to which the Company may, at its option, sell to Yorkville up to US$25 million in aggregate gross purchase price (the “Commitment Amount”) of ADSs. Subject to certain limitations and conditions set forth in the SEPA, ADSs may be sold to Yorkville at our discretion from time to time until the earlier of (i) February 24, 2029, and (ii) the date Yorkville has purchased the total Commitment Amount under the SEPA, such period being the “Commitment Period.” From time to time, and at our sole discretion, we may present Yorkville with Advance Notices (as defined in the SEPA) to purchase our ADS. The ADSs will be sold at a price per ADS equal to (a) in the event the Company elects a three trading day pricing period, 0.97 multiplied by the lowest daily VWAP of the ADSs during that pricing period, and (b) in the event the Company elects a one trading day pricing period, 0.95 multiplied by the VWAP of the ADSs during the pricing period.

Under the SEPA, the maximum number of ADSs we may elect to sell pursuant to an Advance Notice may not exceed the greater of (i) 100% of the average of the reported daily trading volume of our ADSs on our principal trading market during the five consecutive Trading Days immediately preceding that Advance Notice or (ii) 250,000, unless otherwise mutually agreed in writing. Purchases pursuant to an Advance Notice electing a single day pricing period are also subject to a volume threshold which, if not met, may result in a reduction to the number of ADSs to be purchased to 30% of that days’ trading volume. The SEPA also prohibits us from directing Yorkville to purchase ADSs if those ADSs, when aggregated with all other ADSs or ordinary shares then beneficially owned by the Yorkville and its affiliates, would result in Yorkville and its affiliates beneficially owning more than 4.99% of our then-outstanding ordinary shares.

Since the commencement of the SEPA, the Company has raised approximately US$0.85 million in gross proceeds through the issuance of ADSs under the arrangement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

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

In certain limited circumstances, the Group enters into bill‑and‑hold arrangements with customers, whereby products are invoiced and control transfers to the customer prior to physical delivery. The recognition of revenue under such arrangements requires judgement, including the assessment of whether the criteria specified in IFRS 15 for bill‑and‑hold transactions are met, in particular that the product is separately identified, is ready for physical transfer, and cannot be redirected or used to fulfil other orders. We assesses that the arrangement is substantive and that control has transferred to the customer. Revenue is recognised only when all relevant criteria are satisfied.

We operate a licenced reference laboratory in New York, USA that specializes in diagnostics for autoimmune diseases. The laboratory provides testing services to two types of customers. Firstly, institutional customers, such as hospitals and commercial diagnostic testing providers, and secondly insurance companies on behalf of their policyholders. The revenue recognition for services provided to insurance companies requires some judgement. In the US, billing practices and regulatory requirements generally require insurance companies to be billed the same amount per test. However, the amount that each insurance company pays for a particular test varies according to their own internal policies and this can typically be considerably less than the amount invoiced. We recognise lab services revenue for insurance companies by taking the invoiced amount and reducing it by an estimated percentage based on historical payment data. We review the percentage reduction annually based on the latest data. As a practical expedient, and in accordance with IFRS, we apply a portfolio approach to the insurance companies as they have similar characteristics. We judge that the effect on the financial statements of using a portfolio approach for the insurance companies will not differ materially from applying IFRS 15 to the individual contracts within that portfolio.

At December 31, 2025 US$nil (2024: US$nil) (2023: US$50,000) of revenue was deferred in accordance with IFRS15.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

31.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

At December 31, 2025 the carrying value of capitalised development costs was US$23,568,000 (2024: US$20,951,000) (see  Note 12 to the consolidated financial statements). The increase in 2025 was mainly because of additions of US$6,115,000

Impairment of intangible assets and goodwill

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

The impairment testing performed during the year ended December 31, 2025 resulted in impairment losses being recorded totalling US$2.1 million. For further information, refer to Note 12.

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write off inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2025, 2024 or 2023 which would have an impact on the carrying values of inventory during those periods, except as discussed below. At December 31, 2025 our allowance for slow moving and obsolete inventory was US$7.1 million which represents approximately 27.4% of gross inventory value. At December 31, 2024 our allowance for slow moving and obsolete inventory was US$7.6 million which represented approximately 28.3% of gross inventory value and at December 31, 2023 the provision was US$11.3 million, or approximately 36.3% of gross inventory value. The estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory has decreased between 2024 and 2025 due to the physical scrapping of obsolete inventory.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

31.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Allowance for slow-moving and obsolete inventory (continued)

Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$0.5 million at December 31, 2025 (2024: US$0.5 million) (2023: US$0.6 million) would result. For further information, refer to Note 16.

Business Combinations

The Group did not complete any business combinations during the year. The Group completed three business combinations during 2024: the acquisitions of Waveform Technologies, Metabolomics Health, and EpiCapture. Significant judgement was required in determining whether each transaction met the definition of a business under IFRS 3 Business Combinations, based on the acquisition of an integrated set of activities and assets capable of generating outputs.

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

Investment in Novus Diagnostics

During 2024, the Group acquired a minority equity interest in a privately held company that is not quoted in an active market. The investment is classified as a financial asset at fair value through profit or loss (FVTPL) in accordance with IFRS 9. The fair value of the investment was initially based on the transaction price. As the investment is classified within Level 3 of the fair value hierarchy under IFRS 13, subsequent remeasurement requires the use of unobservable inputs and significant management judgement. This includes consideration of investee-specific developments, commercial progress, and market conditions.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

Management’s assessment of the Group’s ability to continue as a going concern involves significant judgement. For details of the assumptions and considerations underpinning this assessment, refer to the “Going concern” section of Note 1, which outlines the basis of preparation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

32.	GROUP UNDERTAKINGS

The consolidated financial statements include the financial statements of Trinity Biotech plc and the following principal subsidiary undertakings:

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Trinity Biotech Manufacturing Limited	Manufacture and saleof diagnostic test kits	Ireland	100%
IDA Business Park, Bray County Wicklow, Ireland

Trinity Research Limited	Research and development	Ireland	100%
IDA Business Park, Bray County Wicklow, Ireland

Trinity Biotech Manufacturing Services Limited	Dormant	Ireland	100%
IDA Business Park, Bray County Wicklow, Ireland

Trinity Biotech Luxembourg Sarl	Investment and provision of financial services	Luxembourg	100%
1, rue Bender, L-1229 Luxembourg

Trinity Biotech Inc	Holding Company	U.S.A.	100%
Girts Road, Jamestown, NY 14702, USA

Clark Laboratories Inc	Manufacture and sale of diagnostic test kits	U.S.A.	100%
Trading as Trinity Biotech (USA) Girts Road, Jamestown NY14702, USA

Mardx Diagnostics Inc	Dormant	U.S.A.	100%
5919 Farnsworth Court Carlsbad CA 92008, USA

Biopool US Inc (trading as Trinity Biotech Distribution)	Sale of diagnostic test kits	U.S.A.	100%
Girts Road, Jamestown NY14702, USA

Primus Corporation	Manufacture and sale of diagnostic test kits and instrumentation	U.S.A.	100%
4231 E 75th Terrace Kansas City, MO 64132, USA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

32.	GROUP UNDERTAKINGS (CONTINUED)

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Phoenix Bio-tech Corp.	Dormant	Canada	100%
1166 South Service Road West Oakville, ON L6L 5T7 Canada.

Fiomi Diagnostics Holding AB	Discontinued operation (in liquidation)	Sweden	100%
Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden

Fiomi Diagnostics AB	Discontinued operation (in liquidation)	Sweden	100%
Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden

Trinity Biotech Do Brasil	Sale of diagnostic test kits	Brazil	100%
Comercio e Importacao Ltda Rua Silva Bueno 1.660 – Cj. 101/102 Ipiranga Sao Paulo Brazil

Trinity Biotech (UK) Ltd	Sales & marketing activities	UK	100%
Mills and Reeve LLP Botanic House 100 Hills Road Cambridge, CB2 1PH United Kingdom

Immco Diagnostics Inc	Manufacture and sale of autoimmune products and laboratory services	U.S.A.	100%
60 Pineview Drive Buffalo NY 14228, USA

Nova Century Scientific Inc	Manufacture and sale of autoimmune products and infectious diseases	Canada	100%
5022 South Service Road Burlington Ontario Canada

Trinity Biotech Investment Ltd	Investment and provision of financial services	Cayman Islands	100%
PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

32.	GROUP UNDERTAKINGS (CONTINUED)

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Trib Biosensors Inc.	Manufacturing, development, and sale of biosensors	USA	100%
27700 S.W. 95th Avenue, Wilsonville, Oregon 97070, USA

Konamite Limited	Research and development	Ireland	100%
IDA Business Park, Bray County Wicklow, Ireland

Trinity Biotech Joint Venture Limited	Holding Company	Ireland	100%
IDA Business Park, Bray County Wicklow, Ireland

EpiCapture Limited	Research and development	Ireland	100%
19 Mather Road, Mount Merrion, Dublin, Ireland

Metabolomics Diagnostics Limited	Research and development	Ireland	100%
Hoffman Park, Inchera, Little Island, Co. Cork, Ireland

Waveform Technologies Inc.	Manufacturing, development, and sale of biosensors	Slovenia	100%
Obrtna cesta 18, 8310 Sentjernej, Slovenia

33.	AUTHORISATION FOR ISSUE

These Group consolidated financial statements were authorised for issue by the Board of Directors on April 30, 2026.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

TRINITY BIOTECH PLC

By	/s/ John Gillard
Mr John Gillard
Director/
Chief Executive Officer

Date: April 30, 2026

By:	/s/ Paul Murphy
Paul Murphy
Interim Chief Financial Officer

Date: April 30, 2026

Item 19	Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended Constitution of Trinity Biotech plc (included as Exhibit 99.1 to our Report on Form 6-K filed with the Commission on October 23, 2025 and incorporated herein by reference).

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

4.11.1

First Amendment to Warrant Certificate to purchase American Depositary Shares of Trinity Biotech plc dated February 21, 2023 (included as Exhibit 4.12.1 to our Report on Form 6-K filed on February 22, 2023 and incorporated herein by reference).

4.11.2

Second Amendment to Warrant to purchase American Depositary Shares of Trinity Biotech plc dated January 30, 2024 (included as Exhibit 4.13 to our Annual Report on Form 20-F filed on May 16, 2025 and incorporated herein by reference).

4.11.3

Third Amendment to Warrant to purchase American Depositary Shares of Trinity Biotech plc dated December 23, 2024 (included as Exhibit 4.14 to our Annual Report on Form 20-F filed on May 16, 2025 and incorporated herein by reference).

4.12

Securities Purchase Agreement between Trinity Biotech Plc and MiCo IVD Holdings, LLC dated April 11, 2022 (included as Exhibit 99.2 to our Report on Form 6-K filed on April 11, 2022 and incorporated herein by reference).

4.13	Convertible Loan Note (included as Exhibit 99.3 to our Report on Form 6-K filed on April 11, 2022 and incorporated herein by reference).

Exhibit No.	Description of Exhibit

4.14	Investor Subordination Agreement dated May 3, 2022 (included as Exhibit 4.15 to our Annual Report on Form 20-F filed on April 30, 2024 and incorporated herein by reference).

4.15*

Share Purchase Agreement in respect of Benen Trading Limited and Fitzgerald Industries International Inc., dated as of April 20, 2023 (included as Exhibit 4.15 to our Report on Form 6-K filed on April 24, 2023 and incorporated herein by reference).

4.16 †

Transition Agreement, dated as of December 20, 2023, among Bayer Healthcare LLC, Waveform Technologies, Inc. and TRIB Biosensors Inc. (included as Exhibit 4.17 to our Annual Report on Form 20-F filed on April 30, 2024 and incorporated herein by reference).

4.17*†	Asset and Share Purchase Agreement dated as of January 30, 2024 (included as Exhibit 4.20 to our Report on Form 6-K filed on February 1, 2024 and incorporated herein by reference).

4.18.1*	Sixth Amended and Restated Credit Agreement and Guaranty, dated as of August 7, 2025 (included as Exhibit 99.2 to our Report on Form 6-K filed on August 12, 2025 and incorporated herein by reference).

4.18.2*

First Amendment to Credit Agreement, dated as of October 16, 2025, by and among Trinity Biotech, Inc., Clark Laboratories, Inc., Biopool U.S., Inc., Primus Corporation, Mardx Diagnostics, Inc. and Immco Diagnostics, Inc. as borrowers, Trinity Biotech PLC and certain of its subsidiaries as guarantors and Perceptive Credit Holdings III, LP, as Administrative Agent (included as Exhibit 99.2 to our Report on Form 6-K filed on October 23, 2025 and incorporated herein by reference).

4.18.3*

Second Amendment to Credit Agreement, dated as of December 22, 2025, by and among Trinity Biotech, Inc., Clark Laboratories, Inc., Biopool U.S., Inc., Primus Corporation, Mardx Diagnostics, Inc. and Immco Diagnostics, Inc. as borrowers, Trinity Biotech PLC and certain of its Subsidiaries as guarantors and Perceptive Credit Holdings III, LP, as Administrative Agent (included as Exhibit 99.1 to our Report on Form 6-K filed on December 23, 2025 and incorporated herein by reference).

4.18.4

Limited Waiver And Third Amendment To Sixth Amended And Restated Credit Agreement And Guaranty, dated as of April 30, 2026, by and among Trinity Biotech, Inc., Clark Laboratories, Inc., Biopool U.S., Inc., Primus Corporation, Mardx Diagnostics, Inc. and Immco Diagnostics, Inc. Trinity Biotech PLC and certain of its Subsidiaries as guarantors and Perceptive Credit Holdings III, LP.

4.19	Amended and Restated Senior Convertible Note, dated as of April 30, 2026, by and among Trinity Biotech PLC, certain of its subsidiaries and Perceptive Credit Holdings III, LP.

4.20.1

Conversion Rights Agreement, dated as of December 22, 2025, by and among Trinity Biotech PLC, TRIB Biosensors Inc. and Perceptive Credit Holdings II, L.P (included as Exhibit 99.3 to our Report on Form 6-K filed on December 23, 2025 and incorporated herein by reference).

4.20.2	Amendment No. 1 to Conversion Rights Agreement, dated as of April 30, 2026, among Trinity Biotech PLC, TRIB Biosensors Inc. and Perceptive Credit Holdings II, L.P.

4.21

Registration Rights Agreement, dated as of December 22, 2025, by and among Trinity Biotech PLC, Perceptive Credit Holdings III, L.P. and Perceptive Credit Holdings II, L.P (included as Exhibit 99.4 to our Report on Form 6-K filed on December 23, 2025 and incorporated herein by reference).

4.22.1

Warrant to purchase American Depositary Shares of Trinity Biotech plc, dated January 30, 2024 (included as Exhibit 4.20 to our Annual Report on Form 20-F filed on April 30, 2024 and incorporated herein by reference).

4.22.2

First Amendment to Warrant to purchase American Depositary Shares of Trinity Biotech plc dated December 23, 2024 (included as Exhibit 4.23 to our Annual Report on Form 20-F filed on May 16, 2025 and incorporated herein by reference).

4.22.3

Warrant to purchase to purchase American Depositary Shares of Trinity Biotech plc, dated December 23, 2024 (of Perceptive Credit Holdings III, LP) (included as Exhibit 4.24 to our Annual Report on Form 20-F filed on May 16, 2025 and incorporated herein by reference).

4.22.4

Warrant to purchase to purchase American Depositary Shares of Trinity Biotech plc, dated December 23, 2024 (of Perceptive Credit Holdings II, LP) (included as Exhibit 4.25 to our Annual Report on Form 20-F filed on May 16, 2025 and incorporated herein by reference).

4.23

Warrant to purchase American Depositary Shares of Trinity Biotech plc, dated August 7, 2025 (included as Exhibit 99.3 to our Report on Form 6-K filed on August 12, 2025 and incorporated herein by reference).

4.24*

Standby Equity Purchase Agreement between the Company and the Investor, dated February 24, 2026 (included as Exhibit 99.1 to our Report on Form 6-K filed on February 25, 2026 and incorporated herein by reference).

8.1	List of significant subsidiaries of Trinity Biotech plc (included as Item 18, note 32 to the consolidated financial statements in this Annual Report).

Exhibit No.	Description of Exhibit

11.1	Insider trading policy (included as Exhibit 4.21 to our Annual Report on Form 20-F filed on April 30, 2024 and incorporated herein by reference).

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

97.1	Clawback Policy.

101.INS	XBRL Instance Document (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.LAB	Inline XBRL Taxonomy Label Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Certain schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

† Portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.